07028175

10/14

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

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REGISTRANT'S NAME Atlantic Power Corporation

*CURRENT ADDRESS 355 Burrard Street, Suite 1900
Vancouver, BC V6C 2G8
Canada

PROCESSED
NOV 29 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

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FILE NO. 82- 35734 FISCAL YEAR

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OICF/BY: MAC

DAT : 11/21/07

Growth Stability

ATLANTIC POWER CORPORATION ANNUAL REPORT 2005



AtlanticPower Corporation

TABLE OF CONTENTS

Corporate Profile

Atlantic Power Corporation owns interests in a diversified portfolio of fifteen power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions. The Company's Income Participating Securities (IPSs) are listed on the Toronto Stock Exchange under the symbol ATP.UN.



Operating Highlights

- Completed accretive acquisition of 40% interest in Chambers project
- Sold Masspower asset and contracts for significant contribution to cash flow
- Increased ownership at Gregory project
- Executed accretive new Power Purchase Agreements at two existing projects
- Enhanced operating performance and cash flow at existing facilities
- Increased annual cash distributions to Cdn. $1.03 per IPS

Financial Highlights

(U.S. $000 except where noted and per IPS data)

	[illegible] Ended 2005
Project revenue	[illegible]
Project income	[illegible]
Total assets	[illegible]
Cash flow available for distribution, Cdn. $	[illegible]
Cash flow available for distribution per IPS, Cdn. $	[illegible]
Total IPS distributions, Cdn. $	[illegible]
Total distribution per IPS, Cdn. $	[illegible]




CW

Report To Shareholders: We were pleased with our performance in our first full year as a publicly-traded income fund. Most importantly, we achieved our goals of generating solid growth in cash flow and providing shareholders with our first increase in monthly cash distributions.

A SUCCESSFUL YEAR

2005 was a successful year for Atlantic Power on a number of fronts. We strengthened and further diversified our portfolio of power generating projects and grew distributable cash flow. In addition, with the completion of an accretive and strategic acquisition, we increased annualized cash distributions by $0.03 per Unit while still maintaining a very conservative payout ratio of 67% for the year.

CHAMBERS ACQUISITION

In September we purchased a 40% interest in a 262 MW coal-fired cogeneration facility located at DuPont's Chambers Works complex in southwestern New Jersey. The plant has demonstrated an excellent operating history over the last ten years and is managed by a highly experienced operator. It utilizes the best available environmental control technologies, including scrubbers, a bag house, and selective catalytic reduction to reduce emissions. We were very pleased to have added this high quality and environmentally responsible power plant to our growing portfolio.

More importantly, the Chambers acquisition was immediately accretive to our cash flow, and provides a number of additional benefits to our shareholders. By adding two new investment grade electricity and steam off-takers, we strengthened our customer base and further mitigated risk for our shareholders. We also enhanced the diversity of our fuel sources, and increased the weighted average term of our power purchase agreement portfolio.

COMPLETION OF MASSPOWER SALE

During the year we sold our 17.5% indirect interest in the Masspower project, a 240 MW natural gas-fired power plant located near Springfield, Massachusetts. As disclosed in our Initial Public Offering, the project's three largest Power Purchase Agreements (PPAs) terminated in March 2005, and since then it has largely been operating as a merchant facility. In total, we received over $59 million in payments for the termination of the PPAs and the sale of other contracts and the physical asset. These proceeds exceeded the net present value of future cash flows projected at the time of our IPO by over $20 million. The proceeds were then redeployed towards the accretive Chambers acquisition.

NEW POWER PURCHASE AGREEMENTS

Another important development during 2005 was the execution of new PPAs at our Gregory and Rumford plants. At the Rumford cogeneration facility in Maine, the prior PPA with Central Maine Power expired as expected on December 31, 2005. Under the interim one year PPA the Project will sell all of its power output to an adjacent paper manufacturing company at spot market prices. Whereas at the IPO we had anticipated no distributions from Rumford for 2006 and beyond, we now expect approximately $4–6 million this year and are working with the project's partners to lock in profits over a longer term as indicated by NYMEX forward curves and anticipated fuel costs.

At the Gregory facility where a previous PPA expired as expected in June last year, with assistance from our management team a better credit quality counterparty was found, Constellation Energy, for a new agreement through 2008. This new PPA provides improved economics compared to projections at the IPO. These innovative transactions are excellent examples of how we are managing our PPA expirations and adding incremental cash flow by leveraging our



solid asset base and significant experience in the industry for the benefit of our investors.

In addition to these key transactions, we generated improved operating margins at a number of our facilities, and increased our ownership at the Gregory project, initiatives that contributed to our strong performance through the year.

PRIVATE PLACEMENT – NEW INVESTOR

We were also pleased during the year to welcome the Caisse de dépôt et placement du Québec as a major new investor in Atlantic Power. The proceeds from their $75 million investment were used to redeem a portion of the ownership interests held indirectly by our sponsor ArcLight Capital Partners pursuant to their stated objective to reduce their interest over time. ArcLight currently retains a 30% interest in Atlantic Power, and we continue to benefit from their considerable industry experience and extensive relationships within the North American power and energy business.

> We are uniquely positioned in the U.S. market to grow our business over the next several years.

ENHANCING PROJECT PERFORMANCE

With these transactions, our portfolio currently consists of 15 power producing projects primarily located in nine states representing most of the major U.S. power markets. In aggregate, Atlantic's interest in the generating capacity of our projects totals 802 MW. In addition, our capacity remains well diversified based on electricity and steam off-takers, regulatory jurisdictions, and regional power pools, mitigating our exposure to market, regulatory and environmental conditions specific to any one region. Our plants sell their electricity and steam to 23 different off-takers, with over 95% of the contracted generation sold to investment-grade off takers.

During the year numerous initiatives were completed to enhance cash flow from our existing plants. One example is a gas turbine upgrade at our Orlando facility that improved both its efficiency and output. Like all similar maintenance capital expenditures at the plants, this project was accomplished with operating funds before partnership distributions to Atlantic, and generally all such capex is expensed unless it contributes to a more significant expansion of output.

DELIVERING ON OUR GROWTH STRATEGIES

We will evaluate additional acquisition opportunities within the fragmented North American independent power industry that meet our acquisition and investment guidelines and result in an increase in cash available for our investors. The immediate contribution to cash flow derived from the purchase of our interest in the Chambers project is an excellent example of how we are creating value by adding new projects to our growing portfolio.

We will also work with our project operators and managers to enhance the operating and financial performance of our facilities through ongoing operational improvements and the optimization of our power purchase agreements, fuel supply contracts and other commercial arrangements. We experienced enhanced performance at a number of our projects in 2005, and the new PPAs at our Rumford and Gregory facilities will contribute to our growth going forward.

Finally, we will continue to consolidate and increase our ownership in projects where we have partial interests. The contribution to cash flow from our increased interest in the Gregory project during 2005 is a case in point of how this strategy is enhancing the value of our portfolio.

Looking ahead, our ultimate objective remains to deliver predictable, stable and growing cash distributions for our investors. We made considerable progress in 2005, and we believe we have the facilities, the industry relationships and the management expertise to build on the strong track record of performance demonstrated by our projects over the past year.

In closing, I would like to thank our customers, partners and sponsors for their significant contributions over the past year, and our shareholders for their continued support.



BARRY WELCH
President and CEO



At a Glance... Proven Value Enhancing Strategies

1//Accretive acquisitions from third parties; 2//Enhance performance of existing projects; 3//Consolidate ownership in current Projects.


D
C
E
O
N
B
A
H
G
J
K
L
I
M


F
JAMAICA

Coal

A // **Chambers**, Carney's Point, NJ
B // **Stockton**, Stockton, CA
C // **Rumford**, Rumford, ME

Hydro

D // **Koma Kulshan**, Whatcom County, WA
E // **Topsham**, Topsham, ME

Fuel Oil

F // **JPPC**, Kingston, Jamaica

Gas

G // **Badger Creek**, Bakersfield, CA
H // **Delta-Person**, Albuquerque, NM
I // **Gregory**, Corpus Christi, TX
J // **Mid-Georgia**, Kathleen, GA
K // **Lake**, Umatilla, FL
L // **Orlando**, Orlando, FL
M // **Pasco**, Tampa, FL
N // **Selkirk**, Bethlehem, NY
O // **Onondaga**, Geddes, NY


ORLAND
COGEN

PROJECT PORTFOLIO

Project Name	Location (State)	Fuel Type	Total MW	Ownership Interest [1]	Acct Tmt [2]	Net MW [3]	Electricity Off-Taker's	PPA Expiry	Off-Taker's S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.00%	P	23	Pacific Gas & Electric	2011	BBB
Chambers (Carney's Point)	New Jersey	Coal	262	40.00%	P	74 16 15	Atlantic City Electric DuPont Merchant [9]	2024 2024 N/A	BBB+ AA- N/A
Delta-Person	New Mexico	Natural Gas	132	40.00% [4]	E	53	Public Service of New Mexico	2020	BBB
Gregory	Texas	Natural Gas	400	17.10%	E	59 9	Constellation Energy [5] Reynolds Metals	2008 2020	BBB NR
JPPC	Jamaica	Fuel Oil	60	24.10%	E	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13	49.80%	P	6	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.00%	C	110	Progress Energy Florida	2013	BBB
Mid-Georgia	Georgia	Natural Gas	308	50.00%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.00%	C	91	Niagara Mohawk	2008 [6]	A
Orlando	Florida	Natural Gas	126	50.00%	P	44 19	Progress Energy Florida Reedy Creek Improvement District	2023 2013	BBB A-
Pasco	Florida	Natural Gas	109	49.90%	P	54	Progress Energy Florida	2008	BBB
Rumford	Maine	Coal/Biomass	85	23.50% [4]	E	20	NewPage [7]	2006	NR
Selkirk	New York	Natural Gas	345	18.50% [4]	E	15 49	Niagara Mohawk Consolidated Edison	2008 2014	A A
Stockton	California	Coal	55	50.00%	P	24 3	Pacific Gas & Electric Corn Products Int'l	2008 2008	BBB BBB-
Topsham	Maine	Hydro	14	50.00% [8]	P	7	Central Maine Power	2011	BBB

1 Represents the percentage ownership interest in the Project held indirectly by Atlantic Holdings (except as otherwise noted).

2 Accounting Treatment: (refer to Note 1 of Consolidated Financial Statements).
C = Consolidated P = Proportionate Consolidation E = Equity Method

3 Represents the interest of Holdings in each Project's electric generation capacity based on Holdings' economic interest in each project.

4 Represents Holdings' estimate of its economic interest in the Project's cash flow.

5 New PPA with Constellation Energy through 2008. See discussion in the New Power Purchase Agreements Section of the MD&A.

6 A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.

7 PPA with Central Maine Power expired December 31, 2005. See discussion of the new interim PPA with the former Mead/Westvaco paper mill (now owned by NewPage) in the New Power Purchase Agreements section of the MD&A.

8 Holdings owns a lessor interest in this Project.

9 The merchant output of the facility is sold by Atlantic City Electric in the PJM regional spot market through a profit sharing arrangement with Chambers.

Management Discussion and Analysis of Financial Condition and Results of Operations

The following management discussion and analysis ("MD&A") of financial condition and results of operations should be read in conjunction with the audited financial statements of Atlantic Power Corporation ("Atlantic Power" or the "Company") for the year ended December 31, 2005. All amounts described in the management discussion and analysis of financial condition and results of operations are in thousands of U.S. dollars, unless otherwise stated. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This management discussion and analysis of financial condition and results of operation also contains forward-looking statements, which are subject to a variety of factors. When used in this MD&A, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the projects. Such statements are subject to a variety of risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions and other factors that could cause actual results to differ materially from those contemplated by these statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". Information contained in this management discussion and analysis is based on information available to management as of March 31, 2006.

Copies of financial data and other publicly filed documents are available through the internet on SEDAR at www.sedar.com under Atlantic Power Corporation.

OVERVIEW

The Company completed its Initial Public Offering ("IPO") on November 18, 2004 and after the exercise of the underwriter's over-allotment on December 6, 2004, it owned 58.1% of the common membership interests and all of the outstanding Class A preferred membership interests in Atlantic Power Holdings, LLC ("Holdings"). Holdings was formed initially to acquire indirect interests in a diversified portfolio of power generating facilities (the "Projects") located primarily in major markets in the United States from ArcLight Energy Partners Funds I and II (the "ArcLight Funds") and Caithness Energy (such entities, together, the "Existing Investors"). The Company currently has 44,339,500 Income Participating Securities ("IPSs") outstanding and owns 70.1% of Holdings. Each IPS represents one common share of the Company ("Common Shares") and Cdn. $5.767 aggregate principal amount of 11% subordinated notes of the Company ("Subordinated Notes").

As of December 31, 2005 Holdings owned interests in fourteen projects in the United States and one in Jamaica with a combined total power generating capacity of 2 156 megawatts ("MW"). Holdings' interests in the projects represented approximately 860 MW of power generating capacity as of December 31, 2005. Most of the projects sell their power under long-term Power Purchase Agreements ("PPAs") to investment grade utilities. These agreements are typically structured to stabilize cash flows by 1) providing a significant revenue component of steady capacity payments generally designed to provide a return of and on capital plus cover most fixed operating costs regardless of how much electricity the project is called upon to produce, provided that the plant meets an availability requirement and 2) passing through most of the Projects' fuel costs to the utilities. As a result, effects on the portfolio's cash flow changes in the amount of power generated, spot market electricity prices and fuel price changes are significantly mitigated.

The Company's objectives are to maintain the stability and sustainability of cash distributions to holders of IPSs in the form of interest payments on Subordinated Notes and dividends on Common Shares, and to increase, when prudent, dividends on the Common Shares. To achieve these objectives, Company management, working directly with project managers, focuses on enhancing the operation of the existing projects by improving facility performance, increasing output, optimizing contracts and hedging cash flows when practicable. In addition, the Company has a focused growth strategy that includes the consolidation of interests in projects that it currently owns and making accretive acquisitions with a primary focus on power generating facilities in the United States.

SUMMARY OF SIGNIFICANT EVENTS

On January 12, 2005, Holdings increased its indirect interest in the Gregory project from 9.4% to 17.1% or 68 net MW. The interest was acquired indirectly via Holding's interest in Javelin and was accomplished using cash available at the project level, discussed further in Acquisitions & Dispositions.

On September 8, 2005, Holdings acquired an indirect 40% interest in Chambers Cogeneration, LP, ("Chambers") which owns and operates a 262 MW coal-fired cogeneration plant in southwestern New Jersey, discussed further in Acquisitions & Dispositions. On the same day, the Company also announced a Cdn. $0.03 increase in its annual distribution per IPS to Cdn. $1.03 per year, commencing with the September distribution.

On October 3, 2005, the Company issued 7.5 million Income Participating Securities to Caisse de dépôt et placement du Québec ("the Caisse") at a price of Cdn. $10.00 per IPS in a private placement. Net proceeds, along with proceeds from the issuance of 39,500 IPSs to certain officers of the Company, were used to increase the Company's common membership interest in Holdings to 70.1%. The remaining 29.9% of the common membership interests and all of the outstanding Class B preferred membership interests in Holdings are owned by the Existing Investors.

On December 28, 2005, Holdings sold its 17.5% interest in the 267 MW Masspower project following the restructuring of the project's PPAs and subsequent disposition of its gas supply and transportation contracts, which is discussed further in Acquisitions & Dispositions.

NON-GAAP FINANCIAL MEASURES

Cash Flow Available for Distribution is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distribution is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities from the Company's financial statements to Cash Flow Available for Distribution is set out in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate unaudited EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about project performance. A reconciliation of 2005 Project EBITDA to Project Income is appended to this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

RESULTS OF OPERATIONS FOR THE THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31, 2005

The Company commenced operations on November 18, 2004 on completion of its IPO and the acquisition of interests in fifteen non-utility power projects. The Company did not hold any material assets prior to November 18, 2004 and is considered to have begun operations on that date. The financial results for the year ended December 31, 2005 include the contribution from the 40% interest in the Chambers project, acquired on September 8, 2005 and the sale of the Masspower project interest (see Acquisitions & Dispositions). Since the prior year period that ended on December 31, 2004 was only six weeks in length, no meaningful comparison of financial information is available. As of December 31, 2005, the Company had PPAs with 16 customers. Details on the length of the PPAs for each Project are presented in the table in the Project Portfolio section below.

Project Income is the primary determinant of the Company's operating results and is discussed in the Project Performance section below. Within Administrative and Other Expenses, the cash items are expected to be relatively steady, including management fees and administration, net interest (principally interest on Subordinated Notes and revolving credit facility) and the distribution to non-controlling interest (29.9% of Holdings owned by Existing Investors at December 31, 2005, 41.9% at December 31, 2004). Significant non-cash items subject to potentially significant fluctuations include the change in fair value of the non-controlling investors, which is based on the change in price of the Company's IPSs from period to period, and the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange changes from period to period on the value of the Company's Canadian dollar denominated debt and the mark-to-market value of currency hedges.

Net Income for the three months ended December 31, 2005 was negatively impacted by increased amortization resulting from the finalization of the purchase price allocation with respect to Projects acquired November 18, 2004 and positively impacted by the inclusion of Chambers for the full quarter.

BREAKDOWN OF SUMMARY FINANCIAL INFORMATION

Appendix I to this MD&A provides an unaudited non-GAAP breakdown of the 2005 summary Income Statement and Balance Sheet information into the categories of 1) Consolidated and proportionately consolidated, 2) Proportionate share of Equity Investments, and 3) Corporate.

PROJECT PERFORMANCE: THREE MONTH PERIOD ENDED DECEMBER 31, 2005

EBITDA at the Projects was up 24%, excluding the Masspower disposals and the deferred revenue adjustment at Mid-Georgia. Significant contributors to the increased EBITDA included 1) improved operating margins at the Lake, Orlando and Pasco projects, 2) increased ownership in the Gregory project combined with a new PPA, and 3) a full quarter of Chambers ownership. Offsetting the increase in part were expected lower scheduled swap settlements at Onondaga and the effect of fuel cost pass-through limitations at Selkirk as is more fully discussed in the following section.

While aggregate generation was up by 15%, plant availability declined by 3.9% at the projects during the fourth quarter of 2005 compared to the fourth quarter of 2004. The comparative increase in generation in the fourth quarter of 2005 is due to a modest increase in dispatch at Selkirk, increased ownership at Gregory and a full quarter of Chambers offset in part by reduced generation resulting from a major planned outage at Gregory in 2004. Availability decreases are primarily driven by an extension of the 2005 planned outage at Orlando and both planned and forced outages at Gregory. Generation can be higher while plant availability is lower based on the degree to which the plants are called upon, or dispatched, to run during their available hours.

Summary of Financial Results (In thousands of U.S. dollars)

	3 Months Ended December 31, 2005 (Unaudited)	12 Months Ended December 31, 2005 (Audited)
Project revenue [1]	58,023	184,700
Project expenses	46,312	144,193
Project other income (expense) [2]	(4,052)	7,749
Project Income	**7,659**	**48,256**
Administrative and other expenses		
Management fees and administration	1,693	5,095
Amortization of deferred financing costs	247	990
Interest, net	7,178	23,698
Distribution, non-controlling interest [3]	4,340	20,578
Gain on disposal of equity investment	-	(5,015)
Change in fair value of non-controlling interest [4]	(6,404)	(6,404)
Gain on settlement of non-controlling interest	(4,184)	(4,184)
Foreign exchange gain (loss) [5]	1,872	6,453
Total administrative and other expenses	**4,742**	**46,226**
Income (loss) before income taxes	2,917	2,030
Income taxes expense (recovery)	179	2,539
Net income (loss)	**2,738**	**(509)**
Per IPS, USD	0.06	*(0.01)*
Per IPS, Cdn.	0.07	*(0.02)*
Total assets	926,630	926,630
Long-term debt	224,482	224,482
Subordinated notes	251,844	251,844
Non-controlling interest	169,479	169,479
Index swap hedge	33,453	33,453
Other liabilities	39,827	39,827
Total long-term liabilities [6]	719,085	719,085
Cash flows from operating activities	19,473	38,730
Distributions [6]	9,760	32,448
Per IPS, USD	0.22	0.83
Per IPS, Cdn.	0.26	1.01

1 Project revenue and project expenses of Holdings' interests in ten Projects, including two wholly owned Projects which are consolidated, and eight proportionately consolidated Projects with interests ranging from 40% to 50%. (Refer to Accounting Treatment presented in the table in the Project Portfolio section later.)

2 Includes equity in earnings from partnerships of $(7,928) for the three-month period and $8,446 for the twelve-month period from five projects in which Holdings owns interests of between 17.1% and 40%, accounted for on an equity basis.

3 Distributions declared to Existing Investors.

4 As of December 31, 2004, Existing Investors owned a 41.9% non-controlling interest in Holdings with certain Liquidity Rights to request that the Company use best efforts to issue equity securities (including IPSs) to raise proceeds that would indirectly be used to redeem portions of the Existing Investors' interest. On October 3, 2005, the Existing Investors reduced their common membership interests in Holdings to 29.9%. Until November 18, 2006, the Existing Investors must maintain a minimum 10% aggregate ownership interest in Holdings. This amount represents the mark-to-market change during the reporting period in the potential obligation of the Company to issue securities to redeem the entire Existing Investors' interests in Holdings based on the change in market price per IPS from Cdn. $10.75 at December 31, 2004 and September 30, 2005 to Cdn. $10.40 at December 31, 2005.

5 Net impact of foreign exchange on the U.S. dollar equivalent of Canadian dollar denominated debt, the mark-to-market value of currency hedges and realized foreign exchange gains and losses for the period.

6 Distributions declared during the reporting period.

PROJECT PERFORMANCE: YEAR ENDED DECEMBER 31, 2005

Aggregate generation was up 5% and availability was down 1% at the Projects during 2005 compared to the prior full year operating history of the Projects. EBITDA at the Projects was up 20% for the year, excluding the Masspower disposals and a deferred revenue adjustment at Mid-Georgia. Significant factors in this EBITDA increase include 1) favourable impacts from improved operating margins at the Lake, Orlando, and Pasco projects, 2) increased ownership in the Gregory project combined with a new PPA at that project that benefits from high gas costs and 3) almost four months of Chambers ownership, offset by unfavourable impacts from 1) fuel costs under recently renewed fuel supply agreements at Selkirk that increased during the period to slightly above the formulaic amount that can be passed through to the utility under one of its PPAs and 2) lower scheduled swap settlement payments received at Onondaga.

Among the Company's largest costs is the supply of natural gas, coal and other fuels. Fuel costs, particularly natural gas costs, were at historically high levels in the U.S. throughout the reporting period. However, the majority of the PPAs provide for the pass-through or indexing of fuel costs to the off-takers. Therefore, EBITDA has not been significantly impacted by the higher prices. Some projects, like Gregory, show margin improvements at higher gas prices. Selkirk extended the term of three of its four gas purchase agreements towards the end of 2004 and replaced the fourth contract effective November 1, 2005. While most of the gas cost is passed through in the power purchase price under the Project's PPA with Consolidated Edison, there is a formulaic cap in the energy payment that may be slightly exceeded at some times by the Project's fuel cost. During the year ended December 31, 2005 this cap was exceeded at times, resulting in slightly reduced margins at Selkirk.

CASH FLOW FROM OPERATIONS AND RESERVE ACCOUNT

The Company's cash flow from the Projects will vary from year to year based on, among other things, changes in rates under the PPAs, fuel supply and transportation agreements, steam sales agreements and other project contracts, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market pricing following the expiry of PPAs, fuel supply and transportation contracts, working capital requirements and the operating performance of the Projects. Project cash flows themselves may have some seasonality and the pattern and frequency of distributions from Projects to Holdings during the year can also vary.

The Company's cash flow from operations was $19,473 and $38,370 for the three-month period and year ended December 31, 2005, respectively, and was in line with expectations for the year. The annual results include significant cash flow of $59,365 from the disposal of the Masspower PPAs, fuel supply agreements and the sale of the facility.

In order to provide holders of IPSs with stable and sustainable cash distributions, the Company established a Reserve Account at the closing of its IPO and will deposit funds in the Reserve Account from time to time to stabilize future cash distributions and fund acquisitions and other growth opportunities that have the same ultimate effect. The Reserve Account held $12,509 as of December 31, 2004. It increased by $35,857 in March based largely on the Masspower PPA termination payments and reached a maximum of $48,737 in July before dropping by $38,500 in August in connection with the Chambers acquisition. As of December 31, 2005 the Reserve Fund held $10,508.

CASH FLOW AVAILABLE FOR DISTRIBUTION

Holders of IPSs receive cash distributions in the form of interest payments on Subordinated Notes and dividends on Common Shares. On September 8, 2005, the Company announced an increase to its annual dividend of Cdn. $0.03 per IPS commencing with the September distribution from Cdn. $1.00 to Cdn. $1.03 per IPS. For the three month period ended December 31, 2005, aggregate distributions of $9.8 million were declared (Cdn. $0.26 per IPS comprised of interest payments of Cdn. $0.16 on the 11% subordinated note portion of the IPS, plus Cdn. $0.10 common share dividend per IPS).

The table below presents the calculation of Cash Flow Available for Distribution beginning with cash flow from operating activities for the three month period and year ended December 31, 2005.

Calculation of Cash Flow Available for Distribution (In thousands of U.S. dollars)

Periods Ended (Unaudited)	3 Months Ended December 31, 2005	12 Months Ended December 31, 2005
Cash flow available for distribution		
Cash flows from operating activities [1]	$ 19,473	$ 38,370
Project level debt repayment	(10,052)	(20,679)
Interest on IPS portion of subordinated notes	6,009	20,346
Income tax withholding installments recoverable [2]	768	7,682
Income tax payable on disposal of equity investment [3]	5,519	5,519
Addition to property, plant and equipment	(1,068)	(2,558)
Cash flow available for distribution, USD	20,649	48,680
Cash flow available for distribution, Cdn.	**24,013**	**58,981**
Distributions		
Interest on IPS subordinated notes	6,009	20,346
Dividend on IPS common shares	3,751	2,102
Total IPS distributions, USD	9,760	32,448
Total IPS distributions, Cdn.	**11,421**	**39,124**
Cash flow available for distribution per IPS, Cdn.	**0.54**	**1.46**
Total distribution per IPS, Cdn.	**0.26**	**1.01**

1 In previous quarters, Masspower's distributions in respect of disposal proceeds were included in Cash flows from operating activities and separately netted out of Cash flow available for distribution. Those proceeds now appear as a disposal in the financing activities section of the statement of cash flows.

2 Represents the portion of income tax withholding installments paid during the quarter related to operating activities which are anticipated to be recoverable by the Company.

3 In the second and third quarters estimated tax payments of $5,281 on Masspower disposals were not added back in the calculation of cash flow available for distribution. This fourth quarter calculation benefits from adding back the entire $5,519 finalized estimate of tax payable on the Masspower disposal.

SUMMARY OF QUARTERLY RESULTS

Variations in quarterly results are driven by the following factors:

- There is some seasonality of Project Revenues based on some projects being paid higher rates during peak seasons, which tends to be summer in the US markets.
- Variations in quarterly cash flow and distributions from Projects accounted for using the equity method are also driven by the timing of non-recourse debt payments at the Projects (i.e., some are made quarterly and some semi-annually), as distributions from the Projects to the Company must occur in conjunction with the Projects passing certain tests at those payment dates.
- Non-cash charges, principally 1) the change in fair value of the non-controlling investors, which is based on the change in price in the Company's IPSs from period to period, and 2) the non-cash portion (majority) of the foreign exchange gain or loss, reflecting the impact of foreign exchange changes from period to period on the value of the Company's Canadian dollar denominated debt and the mark-to-market value of currency hedges.
- Net Income for the three months ended December 31, 2005 was negatively impacted by increased amortization resulting from the finalization of the purchase price allocation with respect to projects acquired November 18, 2004.
- Cash flow from operations was higher in the first and fourth quarters of 2005 due to the proceeds from Masspower dispositions of three of its PPAs and the physical plant respectively.

- Calculation of cash flow available for distribution ("CFAD") during the first three quarters included a reduction of cash flow from operating activities ("CFFO") by the proceeds of Masspower disposals. The disposal proceeds are now presented in the financing activities section of the statement of cash flows, so reduction of the proceeds from CFFO is not required.
- During the fourth quarter, the Company finalized the estimated tax on Masspower disposals of $5,519, which has been included in the above CFAD table as a separate line item. In the second and third quarters, estimated tax payments of $5,281 on Masspower disposals were not added back in the calculation of CFAD. The fourth quarter CFAD calculation benefits from adding back the entire $5,519 finalized estimate of tax payable on the Masspower disposal.

Selected Quarterly Consolidated Financial Data (unaudited)

	2005					2004
	Total	Q4	Q3	Q2	Q1	Nov. 18 - Dec. 31
Project Revenues	$184,700	$58,023	$50,848	$37,966	$37,863	$18,490
Net income (loss)	(509)	2,738	(7,863)	(5,326)	9,942	(19,894)
Cash flow from operating activities	38,370	19,473	6,242	8,098	4,557	12,897
Cash distributions (a)	32,448	9,760	7,808	7,385	7,495	3,658
Cash available for distribution (b)	48,630	20,649	9,130	11,551	7,350	5,119
Payout ratio (a divided by b)	67%	47%	86%	64%	102%	71%
Per IPS Statistics						
Net income (loss)	($0.01)	$0.06	($0.21)	($0.14)	$0.27	($0.57)
Cash flow from operating activities	0.37	0.44	0.17	0.22	0.12	0.37
Cash available for distribution, USD	1.23	0.47	0.25	0.31	0.20	0.14
Cash flow available for distribution, Cdn.	**1.46**	**0.54**	**0.30**	**0.38**	**0.24**	**0.17**
Distributions, USD	0.33	0.22	0.21	0.20	0.20	0.10
Distributions, Cdn.	**1.01**	**0.26**	**0.25**	**0.25**	**0.25**	**0.12**

ACQUISITIONS & DISPOSITIONS

CHAMBERS // On September 8, 2005, Holdings closed the acquisition of Epsilon Power Partners, LLC ("Epsilon"), which owns a 40% interest in Chambers Cogeneration LP ("Chambers"), the owner and operator of the 262 MW (net output) Carney's Point pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's ("DuPont") Chambers Works complex in southwestern New Jersey. The purchase price was approximately $105 million and was funded through Holdings' cash on hand and a draw on Holdings' revolving credit facility and the assumption of $43 million of non-recourse Epsilon debt. The facility acquired is one of the projects in which Holdings was granted a right of first offer by ArcLight Energy Partners Fund I, L.P. at the time of Atlantic's IPO. The former owners of Epsilon are subsidiaries of ArcLight Energy Fund I and Delta Power Company, LLC.

The project sells electricity through 2024 under a PPA with Atlantic City Electric Company (rated BBB+) and electricity and steam to DuPont (rated AA-) for use in its industrial operations, also through 2024. Carney's Point began commercial operations in 1994.

Plant operations are managed by a highly experienced firm and the Project has demonstrated an excellent operating history over the last ten years. The facility utilizes the best available environmental control technologies including scrubbers, a baghouse and selective catalytic reduction to reduce emissions and is considered one of the cleanest coal-fired power plants in the U.S.

On November 8, 2005, the Company filed on SEDAR an Independent Technical Review for Chambers. The report, prepared by Stone & Webster Management Consultants, Inc., concludes that the Project uses proven and appropriate technology,

has operated successfully under the principal project agreements and permits since its commercial operation in 1994, has been well-maintained, and has an expected useful life exceeding the life of the PPA, which expires in 2024. The report also includes a cash flow projection for Chambers through 2024.

MASSPOWER // In March 2005, the Masspower project completed the restructuring and monetization of three of its four PPAs through a buyout of the contracts by Boston Edison and Commonwealth Electric. During the second and third quarters of the year, the project disposed of its long-term fuel supply and transportation agreements. On December 28, 2005, Atlantic, along with the other partners of the Masspower facility, sold its interest in the physical facility along with the remaining PPA. During 2005, the Company received distributions of $61,469 generated from operations, PPA restructuring, fuel contract disposals and sale of the facility.

GREGORY // On January 12, 2005, Holdings increased its indirect interest in the Gregory project from 9.4% to 17.1% or 68 net MW. The interest was acquired indirectly via Holdings' interest in Javelin and was accomplished using cash available at Javelin ($1,074 was Atlantic's portion).

NEW PROJECT POWER PURCHASE AGREEMENTS

On July 15, 2005, the Gregory Project's PPA with Dynegy expired as expected. Gregory is located in the ERCOT regional electricity market in Texas, which has been returning to supply-demand balance following a period of overbuilding new plants and, more recently, very substantial retirements of older utility plants. Effective September 1, 2005, Gregory entered into a PPA with Constellation Energy (S&P: BBB) that expires December 31, 2008. Consistent with information filed on SEDAR at the time of the IPO, Gregory is still not anticipated to be a significant contributor to near term cash flows, but under the new contract it is now expected to produce cumulative cash flows that are higher than management's previous expectations for the period September 1, 2005 through December 31, 2008.

Rumford's PPA with Central Maine Power expired as anticipated at the end of December 2005. While earlier projections at the time of the IPO showed no cash flow for 2006 and beyond from Rumford, the project has entered into an interim agreement to sell all of its output for 2006 to the NewPage paper mill at New England power market prices. This agreement is anticipated to produce distributions of approximately $4,000 to $6,000 in 2006 and management also believes that there is an opportunity to produce cash flow beyond 2006 by extending the PPA with the NewPage paper mill, selling the output into the New England power market, or entering into a contract with a power marketing entity.

LIQUIDITY AND CAPITAL RESOURCES

The Company has adequate liquidity from several sources in addition to cash flow from operations. For 2005, the Company's payout ratio of total distributions to cash flow available for distribution was 66.7%. The Reserve Fund held $10,508 as of December 31, 2005. In the future, as the Reserve Fund builds, a portion of it will be available to fund acquisitions and other growth opportunities, enhancing the long-term stability of distributions.

Holdings recently increased the capacity of its revolving credit facility from $50,000 to $75,000, $15,061 of which was allocated, but not drawn as of December 31, 2005, to support letters of credit for contingent liabilities at several projects. On September 1, 2005, a draw of $25,000 was made to partially fund the Chambers acquisition. After a paydown utilizing proceeds from the sale of Masspower in December 2005, the drawn amount was reduced to $10,000. Approximately 50,000 is available to the Company under the facility as of December 31, 2005. In addition, the Projects themselves generally have their own reserve accounts to support payments for major maintenance costs and project-level debt service. For Projects that are consolidated or proportionately consolidated with Atlantic, these amounts or Atlantic's portion of these amounts respectively, are reflected as Restricted Cash on Atlantic's balance sheet, which was $26,758 as of December 31, 2005.

All project-level debt and the Epsilon debt assumed in the Chambers acquisition is non-recourse to the Company or Holdings and is fully amortized over the life of the Projects' PPAs.

CAPITAL EXPENDITURES

Capital expenditures for the Projects are made at the project level using project cash flows and project reserves. Therefore, the distributions that Holdings receives from the Projects are made net of capital expenditures needed at the projects. Generally, capital expenditures are not significant since most major expenditures are for repairs and maintenance and therefore are expensed.

During the third quarter, an estimated $2,0)0 capital project was completed at the Pasco project to construct a water distillation facility that will serve as the project's thermal load. Total capital expenditures ("capex") for 2005 were $2,558. Estimated capex for 2006 is not more than $2,5)0.

CONTRACTUAL OBLIGATIONS - DEBT

Contractual Obligations (In thousands of U.S. dollars)	Payment due by period				
	Total	2006	2007-9	2010-11	2012 and beyond
Long-term debt					
Subordinated Notes	**251,844**	-	-	-	251,844
Non-recourse project debt *	**246,040**	21,558	63,777	31,925	128,780
Total Contractual Obligations	**497,884**	**21,558**	**63,777**	**31,925**	**380,624**

* Project debt is non-recourse to the Company and fully amortizing during PPA terms.

PROJECT PORTFOLIO

The following table outlines the Company's portfolio of power generating assets as of December 31, 2005, including its interest in each facility. Management believes the portfolio is well diversified based on electricity and steam buyers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any one region.

PROJECT PORTFOLIO

Project Name	Location (State)	Fuel Type	Total MW	Ownership Interest [1]	Acct Tmt [2]	Net MW [3]	Electricity Off-Taker's	PPA Expiry	Off-Taker's S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.00%	P	23	Pacific Gas & Electric	2011	BBB
Chambers (Carney's Point)	New Jersey	Coal	262	40.00%	P	74	Atlantic City Electric	2024	BBB+
						16	DuPont	2024	AA-
						15	Merchant [9]	N/A	N/A
Delta-Person	New Mexico	Natural Gas	132	40.00% [4]	E	53	Public Service of New Mexico	2020	BBB
Gregory	Texas	Natural Gas	400	17.10%	E	59	Constellation Energy [5]	2008	BBB
						9	Reynolds Metals	2020	NR
JPPC	Jamaica	Fuel Oil	60	24.10%	E	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13	49.80%	P	6	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.00%	C	110	Progress Energy Florida	2013	BBB
Mid-Georgia	Georgia	Natural Gas	308	50.00%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.00%	C	91	Niagara Mohawk	2008 [6]	A
Orlando	Florida	Natural Gas	126	50.00%	P	44	Progress Energy Florida	2023	BBB
						19	Reedy Creek Improvement District	2013	A-
Pasco	Florida	Natural Gas	109	49.90%	P	54	Progress Energy Florida	2008	BBB
Rumford	Maine	Coal/Biomass	85	23.50% [4]	E	20	NewPage [7]	2006	NR
Selkirk	New York	Natural Gas	345	18.50% [4]	E	15	Niagara Mohawk	2008	A
						49	Consolidated Edison	2014	A
Stockton	California	Coal	55	50.00%	P	24	Pacific Gas & Electric	2008	BBB
						3	Corn Products Int'l	2008	BBB-
Topsham	Maine	Hydro	14	50.00% [8]	P	7	Central Maine Power	2011	BBB

1 Represents the percentage ownership interest in the Project held indirectly by Atlantic Holdings (except as otherwise noted).

2 Accounting Treatment: (refer to Note 1 of Consolidated Financial Statements).
C = Consolidated P = Proportionate Consolidation E = Equity Method

3 Represents the interest of Holdings in each Project's electric generation capacity based on Holdings' economic interest in each project.

4 Represents Holdings' estimate of its economic interest in the Project's cash flow.

5 New PPA with Constellation Energy through 2008. See discussion in the New Power Purchase Agreements Section of the MD&A.

6 A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.

7 PPA with Central Maine Power expired December 31, 2005. See discussion of the new interim PPA with the former Mead/Westvaco paper mill (now owned by NewPage) in the New Power Purchase Agreements section of the MD&A.

8 Holdings owns a lessor interest in this Project.

9 The merchant output of the facility is sold by Atlantic City Electric in the PJM regional spot market through a profit sharing arrangement with Chambers.

OTHER CONTRACTUAL OBLIGATIONS

A // PROJECT CONTRACTS

Each project typically has a set of contracts that nclude the following obligations of the project partnerships, all of which are non-recourse to the Company. Therefore, specific contracts for individual projects are not discussed in detail in the MD&A.

- PPAs generally allow projects to pass through their fuel costs. See the earlier project Portfolio table for off-takers and durations.
- Fuel supply agreements may have minimum volume requirements.
- Fuel transportation agreements incorporate capacity reservation/demand payments for natural gas, or shipping cost per ton of coal.
- Steam sales agreements track PPA lengths and are designed to meet regulatory requirements for thermal load/efficiency at fossil fuel plants.
- O & M agreements contract for operations and maintenance services by third parties or owners.
- Long-term service agreements may be in place for gas or steam turbine inspections and overhauls.
- Site lease agreements grant use of project land where Projects do not own the site.

A detailed description of the Projects' agreements at the time of the IPO is contained in the Technical Review performed by Stone & Webster in conjunction with the Company's IPO, updated information contained in the Company's Annual Information Form dated March 30, 2006 and a detailed review of contracts at the newly acquired Chambers project in Stone & Webster's review. All documents are available on SEDAR.

B // FINANCIAL INSTRUMENT CONTRACTS – see Financial and Other Instruments section below.

C // CREDIT FACILITY

Holdings has a $75,000 revolving credit facility, $15,061 of which was allocated, but not drawn as of December 31, 2005, to support letters of credit for contingent liabilities at several projects. $10,000 was drawn under the revolving term credit facility as of December 31, 2005.

D // OFFICE OPERATING LEASE OBLIGATIONS

The Manager subleases its office space from ArcLight, under an agreement through 2014. The obligations under this sublease are $130 per year in 2005-2007 and a total of $9 33 for the period 2008-2014.

E // MANAGEMENT AND INCENTIVE FEES

The Company pays a management fee under the Management Agreement that is subject to adjustment for acquisitions as agreed to by the Company and Holdings' Independent Managers, plus incentives, inflation adjustment and expenses. The Company paid the Manager $2,990 in management and incentive fees during the year ended December 31, 2005.

F // SUBORDINATED NOTES

As of December 31, 2005, the Company had $251,844 outstanding of 11% subordinated notes due 2016. The notes pay interest only until their maturity.

RELATED PARTY TRANSACTIONS

The Manager has been engaged under the Management Agreement to provide certain management and administrative services to the Company and Holdings, for which it is paid (1) an annual management fee, (2) reimbursement of costs, and (3) an incentive fee equal to 25% of the excess in distributions paid to IPS holders and Existing Investors during the year above Cdn. $1.00 per IPS. The Management Agreement has an initial term of 20 years from the Company's November 2004 IPO. The Manager is owned by ArcLight Funds. Subsidiaries of the ArcLight Funds along with a subsidiary of Caithness Energy owned 41.9% of Holdings' common membership interests after the IPO, but reduced their interest to 29.9% in October 2005 in connection with the sale of 7,539,500 IPSs to the Caisse and certain officers of the Company, as discussed earlier.

The seven-person Board of Managers of Holdings includes two members from the manager of the ArcLight Funds who were appointed by the Existing Investors, and the President/CEO of the Manager. These three individuals may not vote on any proposed acquisitions by Holdings of projects from the ArcLight Funds.

The Manager receives administrative and office support services from the manager of the ArcLight Funds under a Management Support Agreement. This agreement also requires ArcLight and its affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for ArcLight Fund I and Fund II or other investment funds managed by ArcLight or its affiliates.

At the time of the IPO, Holdings was granted a right of first offer ("ROFO") on a number of power producing projects owned by the ArcLight Energy Partners Fund. The right of first offer related to interests in 11 power generating projects representing approximately 706 net MW of total electric generation capacity. During the third quarter of 2005 Holdings completed the acquisition of Chambers, one of the ROFO projects, as described in the Acquisitions & Dispositions section above. During the second quarter of 2005, ArcLight Energy Partners Fund I ("Fund I") offered a package of nine of the ROFO projects to Holdings for purchase. Holdings conducted an analysis of the price and terms offered by Fund I and notified Fund I that it was declining to purchase the projects on the terms offered. In late September 2005, ArcLight Fund I entered a purchase and sale agreement with a third party and closed the sale of the projects to that company in December 2005.

As discussed under Contractual Obligations above, the Manager subleases its office space from ArcLight, under an agreement that runs through 2014.

Caithness Energy has an indirect ownership interest in one of the Existing Investors. Subsidiaries of Caithness Energy provide operations and maintenance at four of the Projects and accounting, tax and other administrative functions for 12 of the Projects under agreements which are in effect through 2007 and renewable thereafter. During the year ended December 31, 2005, Holdings incurred fees and expenses of $2,750 for these services provided by Caithness Energy.

FINANCIAL AND OTHER INSTRUMENTS

The Company uses forward foreign currency contracts to manage its exposure to changes in foreign exchange rates as the Company earns its income principally in the United States and has the obligation to make distributions predominantly in Canadian dollars. The Company has entered into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2010 at the current annual distribution level of Cdn. $1.03 per IPS to all holders including the Existing Investors, as well as interest payments on the separate Subordinated Notes. It is the Company's intention to extend the length of these forward contracts out to five years at or near the end of each year. As planned, changes in the fair market value of the Company's forward contracts partially offset exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations.

For the year ended December 31, 2005, the Company has forward contracts to sell U.S. $4,645 and receive Cdn. $5,608 monthly through December 2009. The Company also has forward contracts to sell U.S. $4,645 and receive Cdn. $5,209 monthly during 2010. The average rate during the period to December 2009 is $1.2055 and $1.1225 during 2010.

The foreign exchange forward contracts are carried at estimated fair value based on quoted market value. Mark-to-market adjustments of the foreign currency forward contracts are reflected in foreign exchange loss. The foreign exchange contracts are classified as other assets.

Certain of the Projects also use interest rate swaps to manage fluctuations in interest rates and natural gas forwards or swaps to minimize the effects to cash flow of changing natural gas prices, which is a major component of project expenses. Some of these contracts have been designated as hedges for accounting purposes. In addition, other projects have entered into natural gas contracts with pricing terms designed to minimize the impact of gas price volatility on operating margins.

ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. During the period presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property plant and equipment and power purchase contracts, the recoverability of equity investments, the recoverability of future tax assets and the fair value of financial instruments and derivatives.

The Company has acquired the majority of its long-term assets through acquisitions. In applying the purchase method of accounting, the Company is required to fair value the assets acquired including the property plant and equipment and intangible assets. The determination of these fair values is complex and involves significant judgments. On an ongoing basis, the Company monitors the performance of the facilities to determine if any recoverability issues exist or if any change in the useful life of the facility is required.

The annual audit for 2005 at one of the projects contains a going concern qualification in the Auditor's Letter based on the assessment that the project's debt reserves would likely be utilized over a period of years and, absent changes in the relevant power and electricity markets, might need to renegotiate with its lenders in or around the year 2010. As disclosed at the time of the IPO, the Company is not expecting to receive any distributions from the project until after the debt is retired, as scheduled in 2018. In accordance with GAAP, a review of the recorded value of the project's assets indicated that no economic impairment has occurred as of December 31, 2005. There is a risk that conditions contributing to this assessment could further deteriorate and management will continue to monitor the project closely.

The future tax asset valuation allowance has been determined pursuant to the provisions of CICA 3465, "Income Taxes", including the Company's estimation of future taxable income, where necessary, and is adequate to reduce the total future tax asset to an amount that will more likely than not be realized. The Company has limited operating history. It incurred taxable losses for the taxation period ended December 31, 2004 and the taxable income for the year ended December 31, 2005. The Company does not anticipate generating significant taxable income over the next several years. It is not considered likely that future tax assets will be realized over the next few years. Accordingly, the Company has provided a valuation allowance equivalent to the Company's net future tax assets.

The fair value of financial instruments and derivatives such as the forward foreign currency contracts, interest rate swaps and natural gas swaps are typically based on market quotes. The Company also has Indexed Swap and related hedge agreement as discussed in Note 14 of the audited consolidated financial statements. The fair values of these agreements are based on estimated future cash flows taking into account certain assumptions, including forecasts or future energy prices, inflation rates, discount rates and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair values of these agreements.

Refer to Note 1 of the audited consolidated financial statements for the period ended December 31, 2005.

ADOPTION OF ACCOUNTING POLICY

The Company applies CICA Accounting Guideline 15, "Consolidation of Variable Interest Entities". As a result of applying this guideline, the Company consolidated a variable interest entity for which it is determined to be the primary beneficiary.

DISCLOSURE CONTROLS

As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as defined under Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

LITIGATION

One of Holdings' subsidiaries was previously a partner of Masspower. In July 2005, Masspower and its former partners were named as defendants in a suit filed by the Massachusetts Municipal Wholesale Electric Company ("MMWEC"), which holds a power purchase agreement entitling it to 7.86% of the capacity and energy of the facility. MMWEC alleges that Masspower has, among other things, breached the agreement by restructuring its natural gas contracts without MMWEC's approval. The Masspower partners filed an answer to the suit denying its material allegations. On December 28, 2005, the Masspower partners sold their interest in the facility to a third party. Under the terms of the purchase and sale agreement, the sellers are indemnified by the buyer with respect to any successful claim against Masspower partners that may result from the resolution of the suit, which indemnity is secured by the plant. In addition, the buyer may use a portion of the sale price that was placed in escrow pending the outcome of the litigation process toward defense costs and potential claims. The Company has not recognized in income the $437 portion of the sales proceeds placed in escrow. Management believes that the settlement of this dispute will have no material impact on the Company.

The Chambers partnership, in which Holdings owns a 40% indirect interest, has filed suit against its coal supplier, CONSOL Pennsylvania Coal Company and related entities, over a disagreement involving the pricing of a portion of the annual coal deliveries to the plant. Chambers seeks, among other things, 1) a declaratory judgment regarding the terms of the agreement, 2) damages for missed deliveries, and 3) injunctive relief to ensure delivery of all coal requested under the contract. The coal supplier has asserted affirmative defenses and counterclaims in its answer and the parties are currently in the discovery process. Although the outcome of the matter is not certain, management believes the coal supplier's affirmative defenses and counterclaims are without merit and the litigation is at too early a stage to estimate exposure.

The Rumford cogeneration facility purchases its coal from Massey Coal Sales Company ("Massey"). Massey's coal is delivered through a Sprague Energy Corp. ("Sprague") marine terminal. Massey and Sprague are disputing terms and compensation for certain terminal services provided by Sprague and Massey asserts that Rumford also has failed to pay certain amounts due under the coal supply agreement. The amounts in dispute are not material and management has not yet formed an expectation regarding the potential outcome of this suit. Massey continues to supply coal to the plant on a timely basis.

OUTSTANDING SHARE DATA

The Company had outstanding 44,339,500 IPSs at March 31, 2006.

OUTLOOK

In order to maintain stable distributions and provide long-term growth, the Company will continue to focus on enhancing the financial performance of the existing Projects and pursuing accretive acquisitions predominantly in the U.S. market.

PPAs in the portfolio have various expirations and, in each case, the project's partners plan for that occurrence by evaluating various options in the market in order to continue maximizing project cash flows. For example, projects with PPA expirations in the 2008-2009 timeframe have already begun to prepare for potential new or extended power purchase arrangements. The new arrangements may involve responses to utility solicitations for capacity, direct negotiations with the original purchasing utility for PPA extensions, or arrangements with creditworthy marketers for tolling agreements, PPAs or the use of derivatives to lock in value. Neither Stone & Webster in its Technical Review nor management assumed that pricing under existing PPAs will necessarily be sustained after PPA expirations.

RISK FACTORS

Atlantic Power's future performance and ability to generate sufficient cash flow to meet its monthly cash distributions to holders of IPSs involves a number of risks and uncertainties. Any of these risks and uncertainties could have a material adverse effect on the Company's results of operations, business prospects, financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares, or Subordinated Notes or on the market price or value of IPSs, Common Shares or Subordinated Notes. The following is a list of the primary risks facing the Company, with further discussion of risk factors found in the Company's Annual Information Form dated March 30, 2006.

REVENUE MAY BE REDUCED UPON EXPIRATION OR TERMINATION OF PPAs

Power generated by the Projects, in most cases, is sold under PPAs that expire at various times. In addition, these PPAs may be subject to termination in certain circumstances, including default by the Project owner or operator. When a PPA expires or is terminated, it is possible that the price received by the relevant Project for power under subsequent arrangements may be reduced significantly. It is possible that subsequent power purchase arrangements may not be available at prices that permit the operation of the Project on a profitable basis. If this occurs, the affected Project may temporarily or permanently cease operations.

THE PROJECTS DEPEND ON THEIR ELECTRICITY AND THERMAL ENERGY CUSTOMERS

Each Project relies on one or more PPAs, steam sales agreements or other agreements with one or more utilities or other customers for a substantial portion of its revenue. The amount of cash available for distribution to holders of IPSs, Common Shares and Subordinated Notes is highly dependent upon customers under such agreements fulfilling their contractual obligations. There is no assurance that these customers will perform their obligations or make required payments to the Project Operating Entities.

CERTAIN PROJECTS ARE EXPOSED TO FLUCTUATIONS IN THE PRICE OF ELECTRICITY

While a majority of the off-takers of the Projects are contractually obligated to purchase electricity under long-term PPAs, those Projects with power purchase arrangements based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the long-term PPAs expire or terminate, the Manager or the relevant Project operator will be required to either negotiate new PPAs or sell into the electricity wholesale market, in which case the prices for electricity will depend on market conditions at the time.

PREDICTING PROJECT CASH FLOWS OVER THE LONG TERM IS DIFFICULT

Due to the many uncertainties described in this risk factors section that could materially affect future revenues or expenses, it can be difficult to make long-term projections of the Company's operating margins.

OPERATIONS ARE SUBJECT TO THE PROVISIONS OF VARIOUS ENERGY LAWS AND REGULATIONS

Generally, in the United States, the Company's projects are subject to regulation by the Federal Energy Regulatory Commission ("FERC") regarding the terms and conditions of wholesale service and rates, as well as by state agencies regarding PPAs entered into by Qualifying Facilities ("QF") projects and the siting of the generation facilities. The majority of the Company's generation is sold by QF projects under PPAs that required approval by state authorities.

On August 8, 2005, EPAct 2005 was enacted, which removed certain regulatory constraints on investment in utility power producers by repealing the Public Utility Holding Company Act of 1935 ("PUHCA 1935") and enacting the Public Utility Holding Company Act of 2005 ("PUHCA 2005"). EPAct 2005 also limited the requirement that electric utilities buy electricity from QFs to certain markets that lack competitive characteristics. Finally, EPAct 2005 amended and expanded the reach of FERC's corporate merger approval authority under section 203 of the Federal Power Act ("FPA"). Over the last several months, FERC has issued final rulemakings implementing these provisions of EPAct 2005.

If any Project that is a QF were to lose its status as a QF, then such Project may no longer be entitled to exemption from provisions of PUHCA 2005 or from provisions of the FPA and state law and regulations. Loss of QF status could trigger defaults under covenants to maintain QF status in the PPAs, steam sales agreements and Project-level debt agreements and result, if not cured within allowed cure periods, in termination of agreements, penalties or acceleration of indebtedness under such agreements, plus interest.

The Projects would also have to file with FERC for market-based rates or file for acceptance for filing of the rates set forth in the applicable PPA and its rates would then be subject to initial and potentially subsequent reviews by FERC under the FPA, which could result in reductions to the rates.

The Company's projects require licenses, permits and approvals which can be in addition to any required environmental permits. No assurance can be provided that we will be able to obtain, comply with and renew as required all necessary licenses, permits and approvals for these facilities. If we cannot comply with and renew as required all applicable regulations, our business, results of operations and financial condition could be adversely affected.

EPAct 2005 provides incentives for various forms of electric generation technologies, which may subsidize our competitors. In addition, EPAct 2005 requires the FERC to select an industry self-regulatory organization which will impose mandatory reliability rules and standards. Among other things, FERC's rules implementing these provisions allow such reliability organizations to impose sanctions on generators that violate their new reliability rules.

We cannot provide assurance that the introduction of new laws, or other future regulatory developments, will not have a material adverse impact on our business, operations or financial condition.

PROJECTS ARE SUBJECT TO SIGNIFICANT AIR EMISSIONS REGULATIONS

Environmental laws and regulations have generally become more stringent over time, and this trend may continue. In particular, the U.S. Environmental Protection Agency, or EPA, has recently promulgated regulations requiring additional reductions in nitrogen oxides, or NOx and sulfur dioxide, or SO_2, emissions, commencing in 2009 and 2010 respectively, and has also promulgated regulations requiring reductions in mercury emissions from coal-fired electric generating units, commencing in 2010 with more substantial reductions in 2018. Moreover, certain of the states in which we operate have promulgated air pollution control regulations which are more stringent than existing and proposed federal regulations. Specifically, there is a proposed multi-state carbon cap-and-trade program known as the Regional Greenhouse Gas Initiative, or RGGI, which would apply to the Company's fossil-fueled facilities in the Northeast. A model rule for implementation of RGGI is expected to be released within the next few months.

THE PROJECTS DEPEND ON SUPPLIERS UNDER FUEL SUPPLY AGREEMENTS AND INCREASES IN FUEL COSTS MAY ADVERSELY AFFECT THE PROFITABILITY OF THE PROJECTS

Revenues in respect of the Projects may be affected by the availability, or lack of availability, of a stable supply of fuel at reasonable prices. To the extent possible, the Projects attempt to match fuel costs to PPA energy payments. To the extent that fuel costs are not matched directly to PPA energy payments, increases in fuel costs may adversely affect the profitability of the Projects.

The amount of energy generated at the Projects is highly dependent on suppliers under certain fuel supply agreements fulfilling their contractual obligations. The loss of significant fuel supply agreements or an inability or failure by any supplier to meet its contractual commitments may adversely affect cash distributions by the Company.

Upon the expiry or termination of existing fuel supply agreements, the Manager or Project operators will have to renegotiate these agreements or may need to source fuel from other suppliers. There can be no assurance that the Manager or Project operators will be able to renegotiate these agreements or enter into new agreements on similar terms. Furthermore, there can be no assurance as to availability of the supply or pricing of fuel under new arrangements.

The amount of energy generated at the Projects is dependent upon the availability of natural gas, coal, oil or biomass. There can be no assurance of the long-term availability of such resources.

U.S. FEDERAL INCOME TAX RISKS

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences generally applicable to a holder of Common Shares and Subordinated Notes, as represented by IPSs, will not be changed in a manner which adversely affects Non-U.S. Holders.

There is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes as part of a unit that includes common shares of the Company. In light of this absence of direct authority, it cannot be concluded with certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Company intends to take the position that the Subordinated Notes are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Subordinated Notes would be re-characterized as non-deductible distributions with respect to the Company's equity, and the Company's net taxable income and thus its U.S. federal income tax liability would be materially increased. As a result, the Company's after-tax cash flow would be reduced and the Company's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares could be materially and adversely impacted.

ADDITIONAL INFORMATION

Additional information is available on the Company's website at www.atlanticpowercorporation.com, or at www.sedar.com.

Supplementary Information for the Year Ended December 31, 2005 (unaudited)

	Consolidated and Proportionately Consolidated Projects	Proportionate Consolidation of Equity Investments*	Corporate
Income Statement			
Project revenue			
Energy sales	173,841	149,370	-
Indexed swap	6,339	-	-
Other	4,520	7,858	-
	184,700	157,228	-
Project expenses			
Fuel	71,346	94,092	-
Operations and maintenance	30,158	18,589	-
Project operator fees and expenses	6,409	8,769	-
Amortization	36,280	20,088	-
	144,193	141,538	-
Project other income and (expenses)			
Interest expense, net	(5,712)	(6,433)	-
Other income	-	5,015	-
Income tax expense	-	(811)	-
	(5,712)	(2,229)	-
Project income	34,795	13,461	-
Administrative and other expenses			
Management fees and administration	-	-	5,095
Amortization of deferred financing costs	-	-	990
Interest, net	-	-	23,698
Distribution, non-controlling interest	-	-	20,578
Change in fair value of non-controlling interest	-	-	(6,404)
Gain on settlement of non-controlling interest	-	-	(4,184)
Foreign exchange (gain) loss	-	-	6,453
	-	-	46,226
Net income before tax	34,795	13,461	(46,226)
Current income tax expense	-	-	2,539
Net income	34,795	13,461	(48,765)

* Non-GAAP measure showing composition of revenues and expenses based on Company's share of the Projects accounted for under the equity method.

Supplementary Information for the Year Ended December 31, 2005 (unaudited)

	Consolidated and Proportionately Consolidated Projects	Proportionate Consolidation of Equity Investments*	Corporate
Assets			
Current assets			
Cash and cash equivalents	21,784	5,680	11,566
Reserve fund	-	-	10,508
Restricted cash	26,758	16,673	-
Current portion of indexed swap	46,558	-	-
Accounts receivable	28,596	12,328	112
Prepayments, supplies and other	7,573	4,568	329
Income tax receivable	-	-	7,682
	131,269	39,249	30,197
Property, plant, and equipment	428,479	70,195	-
Power purchase and other contracts	174,677	73,000	-
Long-term portion of indexed swap	61,356	-	-
Deferred financing costs	234	-	10,409
Other	1,462	977	10,212
	797,477	183,421	50,818
Liabilities and Shareholders' Equity			
Current liabilities			
Accounts payable and accrued liabilities	27,108	12,285	894
Revolving credit facility	-	-	10,000
Current portion of long-term debt	21,558	8,142	-
Current portion of indexed swap hedge	25,094	-	-
Interest payable on Subordinated Notes	-	-	2,303
Distribution payable, non-controlling interest	-	-	1,429
Dividends payable	-	-	1,258
Other	3,719	-	-
	77,479	20,427	15,884
Long-term debt	224,482	79,473	-
Other liabilities, non-controlling interest	-	-	169,479
Subordinated Notes	-	-	251,844
Indexed swap hedge	33,453	-	-
Other liabilities	39,827	5,186	-
	375,241	105,086	437,207
Shareholders' equity			
Common stock	-	-	148,025
Project equity	422,236	78,335	(500,571)
Retained earnings (deficit)	-	-	(33,843)
Total shareholders' equity	422,236	78,335	(386,389)
	797,477	183,421	50,818

* Non-GAAP measure showing composition of the assets and liabilities based on Company's share of the Projects accounted for under the equity method.

Project EBITDA (in thousands of U.S. dollars)

Periods Ended (Unaudited)	3 Months Ended December 31, 2005	12 Months Ended December 31, 2005
EBITDA from consolidated and proportionately consolidated projects		
Badger Creek	1,176	4,656
Chambers	7,152	9,058
Koma Kulshan	245	694
Lake	7,217	25,957
Mid-Georgia	1,769	5,251
Onondaga	(427)	3,939
Orlando	3,204	8,998
Pasco	3,836	13,782
Stockton	586	2,577
Topsham	560	1,449
Other	-	426
Total EBITDA from consolidated and proportionately consolidated projects	25,318	76,787
Amortization	13,607	36,280
Interest expense, net	1,139	5,712
Consolidated and proportionately consolidated project earnings, net	10,572	34,795
EBITDA from equity projects		
Delta-Person	484	1,984
Gregory	1,307	5,278
Jamaica	607	3,935
Masspower	(298)	3,186
Rumford	1,861	7,238
Selkirk	801	14,281
Other	71	(124)
Total EBITDA from equity accounted projects	4,833	35,778
Amortization	9,162	20,088
Interest expense, net	843	6,433
Gain on disposal of equity investment	(2,405)	(5,015)
Other expense	146	811
Equity earnings, net	(2,913)	13,461
Total consolidated and proportionately consolidated project earnings, net	10,572	34,795
Total equity earnings, net	(2,913)	13,461
Project Income	7,659	48,256

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

to the Shareholders of Atlantic Power Corporation

The accompanying consolidated financial statements for Atlantic Power Corporation, the management discussion and analysis, and the information included in this annual report have been prepared by Atlantic Power Management, LLC, the Corporation's management who are responsible for their consistency, integrity and objectivity. Management is also responsible for ensuring that the consolidated financial statements are prepared and presented in accordance with Canadian generally accepted accounting principles, which include amounts that are based on estimates and judgments. To fulfill these responsibilities, management maintains appropriate internal control systems and policies and procedures to provide reasonable assurance that assets are safeguarded and the financial records are reliable and form a proper basis for preparation of financial statements.

KPMG LLP, the Corporation's independent auditor, is responsible for auditing the consolidated financial statements in accordance with Canadian generally accepted accounting procedures, and has expressed their opinion on the consolidated financial statements in this report. Their report as auditors, is set forth herein.

The Corporation's Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board of Directors carries out this responsibility through its Audit Committee which meets regularly with management and the independent auditors. The members of the Audit Committee are independent of management. The consolidated financial statements have been reviewed and approved by the Board of Directors and its Audit Committee. The independent auditors have direct and full access to the Audit Committee and the Board of Directors.

BARRY WELCH	**MARK BYSKOV**
President	*Chief Financial Officer*

AUDITORS' REPORT

to the Shareholders of Atlantic Power Corporation

We have audited the consolidated balance sheets of Atlantic Power Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the year December 31, 2005 and period from November 18, 2004 to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year December 31, 2005 and period from November 18, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

CHARTERED ACCOUNTANTS

Toronto, Canada March 31, 2006

Consolidated Balance Sheets (in thousands of U.S. dollars)

December 31		2005		2004
ASSETS				
Current assets:				
Cash and cash equivalents	$	33,350	$	22,663
Reserve fund		10,508		12,509
Restricted cash		26,758		28,971
Current portion of indexed swap (note 14)		46,558		29,899
Accounts receivable		28,708		17,522
Prepayments, supplies and other		7,902		4,771
Income tax receivable		7,682		-
		161,466		116,335
Property, plant and equipment (note 4)		428,479		293,988
Equity investments (note 5)		78,335		139,696
Intangible assets (note 6)		174,677		105,914
Long-term portion of indexed swap (note 14)		61,356		69,692
Deferred financing costs		10,643		11,399
Other		11,674		3,179
	$	926,630	$	740,203
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	28,002	$	17,780
Revolving credit facility (note 7)		10,000		-
Current portion of long-term debt (note 8)		21,558		13,764
Current portion of indexed swap hedge (note 14)		25,094		7,320
Interest payable on subordinated notes		2,303		2,719
Distribution payable, non-controlling interest		1,429		2,622
Dividends payable		1,258		1,338
Other		3,719		4,714
		93,363		50,257
Long-term debt (note 8)		224,482		85,302
Subordinated notes (note 9)		251,844		206,927
Other liabilities, non-controlling interests (note 10)		169,479		236,928
Indexed swap hedge (note 14)		33,453		22,973
Other liabilities		39,827		37,667
Shareholders' equity:				
Common stock (note 11)		148,025		121,381
Deficit		(33,843)		(21,232)
		114,182		100,149
Commitments and contingencies (note 13)				
	$	926,630	$	740,203

See accompanying notes to consolidated financial statements.

On behalf of the Board:

KEN HARTWICK
Director

IRVING GERSTEIN
Director

Consolidated Statements of Operations and Deficit (in thousands of U.S. dollars, except per share amounts)

Year ended December 31, 2005 and period from November 18, 2004 to December 31, 2004		2005		2004
Project revenue:				
Energy sales	$	**173,841**	$	16,628
Indexed swap (note 14)		**6,339**		1,274
Other		**4,520**		588
		184,700		18,490
Project expenses:				
Fuel		**71,346**		6,865
Operations and maintenance		**30,158**		3,389
Project operator fees and expenses (note 15)		**6,409**		743
Amortization		**36,280**		3,579
		144,193		14,576
Project other income (expense):				
Equity earnings, net (note 5)		**8,446**		593
Interest expense, net		**(5,712)**		(868)
Gain on disposal of equity investment		**5,015**		-
		7,749		(275)
Project income		**48,256**		3,639
Administrative and other expenses:				
Management fees and administration (note 15)		**5,095**		1,270
Amortization of deferred financing costs		**990**		116
Interest, net		**23,698**		2,769
Distribution, non-controlling interest		**20,578**		2,622
Change in fair value of non-controlling interest (note 10)		**(6,404)**		16,490
Gain on settlement of non-controlling interest		**(4,184)**		-
Foreign exchange loss		**6,453**		266
		46,226		23,533
Income (loss) before income taxes		**2,030**		(19,894)
Income taxes (note 12)		**2,539**		-
Loss for the period		**(509)**		(19,894)
Deficit, beginning of period		**(21,232)**		-
Dividends		**(12,102)**		(1,338)
Deficit, end of period	$	**(33,843)**	$	(21,232)
Basic loss per share (note 17)	$	**0.01**	$	0.57

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (in thousands of U.S. dollars)

Year ended December 31, 2005 and period from November 18, 2004 to December 31, 2004		2005		2004
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:				
Loss for the period	$	(509)	$	(19,894)
Items not involving cash:				
Amortization		37,270		3,695
Equity earnings		(8,446)		(593)
Gain on settlement of non-controlling interest		(4,184)		-
Change in fair value of non-controlling interest		(6,404)		16,490
Amortization of gas transportation contracts		(7,300)		(540)
Foreign exchange loss		8,281		266
Market value adjustments on indexed swap and hedge		(6,339)		(1,274)
Amortization of other liabilities and deferred revenue		1,959		(417)
Change in fair value of interest rate swaps		(4,432)		-
Gain on disposal of equity investment		(5,015)		-
Future income taxes		(6,420)		-
Other		369		-
Change in non-cash operating working capital		(2,654)		7,612
Indexed swap and hedge settlements		26,270		3,878
Distributions from equity investments		15,924		3,674
		38,370		12,897
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:				
Proceeds from issuance of common stock		26,644		128,974
Proceeds from issuance of Subordinated Notes		37,730		205,934
Equity issuance costs		-		(7,593)
Deferred financing costs		(239)		(11,515)
Proceeds from draw on revolving credit facility		25,000		-
Repayment of revolving credit facility		(15,000)		-
Repayment of long-term debt		(20,679)		(3,410)
Repayment of assumed debt on acquisition		-		(167,831)
Dividends paid		(12,182)		-
Repayment of obligations to non-controlling interest		(64,374)		(39,742)
		(23,100)		104,817
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:				
Proceeds on disposal of equity investment		59,365		-
Acquisitions, net of cash acquired (note 2)		(63,391)		(83,275)
Purchase of property, plant and equipment		(2,558)		(86)
Proceeds on disposal of property, plant and equipment		-		77
Change in reserve fund		2,001		(12,509)
Other		-		742
		(4,583)		(95,051)
Increase in cash and cash equivalents		10,687		22,663
Cash and cash equivalents, beginning of period		22,663		-
Cash and cash equivalents, end of period	$	33,350	$	22,663
Supplemental cash flow information:				
Interest paid	$	35,958	$	1,003
Equity issued to non-controlling interest (note 2)		-		259,082

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2005 and period from November 18, 2004 to December 31, 2004
(in thousands of U.S. dollars)

Atlantic Power Corporation (the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004 and continued to the Province of British Columbia on July 8, 2005. The Company issued Income Participating Securities ("IPSs") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive.

The Company has indirect interests in 15 power generation projects located primarily in the United States of America (collectively, the "Projects"). Two of the Projects are wholly owned subsidiaries of the Company, being Onondaga Cogeneration Limited Partnership ("Onondaga") and Lake Cogen Ltd. ("Lake").

The Projects are primarily "Qualifying Facilities" ("QFs") and "exempt wholesale generators" ("EWGs"), which have long-term contracts to sell power. QFs are small power producers or cogenerators (power producers that produce steam as a by-product of the electricity-generating process for use in a second industrial process) that meet certain operating, efficiency and fuel use standards set forth by the United States' Federal Energy Regulatory Commission ("FERC").

1. SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF CONSOLIDATION

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the consolidated accounts of all of its subsidiaries. The Company uses equity accounting for investments in which it has significant influence but does not control. The Company proportionately consolidates investments in which it has joint control. The Company eliminates intercompany accounts and transactions.

In June 2003, The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 addresses the application of consolidation principles to certain entities that are subject to control on a basis of control other than ownership of voting interests. AcG-15 addresses when an enterprise should include the assets, liabilities and results of activities of such an entity in its consolidated financial statements. The Company adopted AcG-15 on a retroactive basis. The adoption had no impact on opening deficit. The Company has one variable interest entity acquired during 2005 (note 2(b)).

B. CASH AND CASH EQUIVALENTS, RESERVE FUND AND RESTRICTED CASH

Cash and cash equivalents include cash deposited at banks and highly liquid investments with original maturities of three months or less.

The reserve fund represents short-term investments and cash that management has set aside to support future distributions and to use in part to make acquisitions.

Restricted cash represents cash and short-term investments maintained in accounts administered by a separate agent as required under certain Projects' debt agreements.

C. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful life of the related asset. The amortization period for facilities ranges from nine to 33 years. The weighted average period of amortization is 23 years.

D. INTANGIBLE ASSETS

Intangible assets include power purchase contracts, fuel supply agreements and licenses and rights.

Power purchase contracts are valued at the time of acquisition based on the rates received under the power purchase contracts relative to projected market rates. The balances are net of accumulated amortization. Amortization is provided on a straight-line basis over the remaining term of the contract. The amortization period ranges from three to 19 years. The weighted average period of amortization is 10 years.

Fuel supply agreements are valued at the time of acquisition based on the rates projected to be paid under the fuel supply agreement relative to projected market rates. The amortization period ranges from four to 18 years. The weighted average period of amortization is 10 years.

Licenses and rights are valued at the time of acquisition based on the estimated value. Amortization is provided on a straight-line basis over the remaining benefit period of the licenses and rights.

E. REVENUE RECOGNITION

Generally, the Company recognizes revenue when electricity and steam are delivered under the terms of the related contracts. If the power purchase contract has pricing that fluctuates over the term of the contract then the Company recognizes revenue based on the estimated average rate for the duration of the contract with the difference between cash received and revenue recognized reflected as deferred revenue.

Onondaga recognizes revenue as the swap agreements it has entered settle monthly, net of any change in fair value on these swap agreements (note 14).

F. INCOME TAXES

Income taxes are accounted for using the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.

A valuation allowance is recorded against future tax assets to the extent that it is more likely than not that the future tax asset will not be realized.

G. GAS TRANSPORTATION CONTRACTS

Onondaga has certain long-term commitments for the provision of natural gas transportation service to the Onondaga project through the year 2013. The contracts all provide for fixed monthly demand charges, in addition to variable commodity charges based on the quantity of gas transported. Obligations related to the long-term gas transportation agreements were recognized as liabilities in purchase accounting upon the acquisition of Onondaga by the Company. These obligations are being relieved over the remaining lives of the contracts.

All of the Company's other gas transportation costs are expensed as incurred.

H. ACCOUNTING FOR DERIVATIVES

The Company uses financial derivative agreements in the form of interest rate swaps and foreign exchange forward contracts to manage its current and anticipated exposure to fluctuations in interest rates and foreign currency exchange rates. On occasion, the Company has also entered into natural gas supply contracts and natural gas forwards or swaps to minimize the effects of the price volatility of natural gas which is a major production cost. The Company does not enter into financial derivative agreements for trading or speculative purposes; however, not all derivatives qualify for hedge accounting.

The Company follows Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), issued by CICA, which addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting and provides guidance with respect to the discontinuance of hedge accounting. Derivative financial instruments not designated within an AcG-13 compliant hedging relationship are measured at fair value with changes in fair value recorded in the consolidated statements of operations and deficit. Derivative financial instruments not designated as hedges are the foreign currency forward contracts, the indexed swap and the indexed swap hedge agreements and certain interest rate swaps. Mark-to-market adjustments of the foreign currency forward contracts are reflected in foreign exchange loss, indexed swap and indexed swap hedge agreements are netted and reflected as indexed swap under project revenue and adjustments of interest rate swaps are reflected in project interest expense in the consolidated statements of operations.

Effectiveness tests are performed to evaluate hedge effectiveness at inception and on an ongoing basis, both retroactively and prospectively. Unrealized gains or losses on the interest rate swaps designated within a compliant AcG-13 relationship are not recognized.

Gains and losses on natural gas forward contracts and swaps which are designated as a hedge of fuel costs are recognized in income as actual fuel costs are recognized.

Natural gas supply contracts in the normal course of business in which the Company takes possession of the natural gas are treated as executory contracts.

I. ASSET RETIREMENT OBLIGATIONS

The fair value of estimated asset retirement obligations is recognized in the consolidated balance sheet when identified and a reasonable estimate of fair value can be made. The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. The asset retirement costs are amortized over the asset's estimated useful life and included in amortization expense in the consolidated statements of operations and deficit. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statements of operations and deficit. Actual expenditures incurred are charged against the accumulated obligation.

J. LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

K. DEFERRED FINANCING COSTS

Deferred financing costs consist of loan fees and other costs of financing that are amortized over the term of the related financing using the straight-line method. The amortization period is the term of the debt.

L. FOREIGN CURRENCY TRANSLATION

The Company's functional currency and reporting currency is the United States dollar. The functional currency of the Company's subsidiaries and other investments is the United States dollar. Monetary assets and liabilities denominated in Canadian dollars are translated into United States dollars using the rate of exchange in effect at the end of the year. All transactions denominated in Canadian dollars are translated into United States dollars at the exchange rates in effect at the transaction date. Foreign currency translation gains and losses are reflected in the consolidated statements of operations and deficit.

M. USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. During the periods presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property, plant and equipment and power purchase contracts, the recoverability of equity investments, the recoverability of future tax assets, and the fair value of financial instruments and derivatives. These estimates and valuation assumptions are based on present conditions and management's planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

N. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

2. ACQUISITIONS

The Company formed Atlantic Power Holdings, LLC ("Atlantic Holdings"), a Delaware limited liability company, for the purpose of acquiring indirect interests in 15 Projects from Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC (the "Existing Investors") and acquired the interests of the Existing Investors in the Projects that were held by their wholly owned subsidiaries.

A. ADJUSTMENT OF 2004 ACQUISITION

On November 18, 2004, the Company acquired for total consideration of $522,638 (including $1,014 in acquisition costs) an indirect interest in 15 projects located primarily in the United States of America. During the year ended December 31, 2005, the fair value of certain projects was finalized. The purchase price allocation has been adjusted as follows:

	Preliminary purchase equation	Adjustments	Revised purchase equation
Working capital	$ 47,213	$ 577	$ 47,790
Equity investments	142,777	467	143,244
Property, plant and equipment	296,132	6,002	302,134
Intangible assets	107,340	1,175	108,515
Indexed swap and hedge, net	71,902	-	71,902
Other liabilities	(2,242)	(991)	(3,233)
Long-term debt	(102,476)	(810)	(103,286)
Gas transportation contracts	(38,008)	-	(38,008)
Future tax liability	-	(6,420)	(6,420)
Total purchase price	522,638	-	522,638
Less repayment of assumed debt	167,831	-	167,831
	354,807	-	354,807
Less cash acquired	12,000	-	12,000
	$ 342,807	$ -	$ 342,807
Consideration represented by:			
Cash paid, net of cash acquired	$ 83,725	$ -	$ 83,725
Non-controlling interest liability (note 10)	259,082	-	259,082
	$ 342,807	$ -	$ 342,807

B. EPSILON POWER PARTNERS, LLC ACQUISITION

On September 8, 2005, the Company acquired Epsilon Power Partners, LLC ("Epsilon") for cash consideration of $65,008 including acquisition costs of $564. Epsilon owns a 40% interest in Chambers Cogeneration LP ("Chambers"), the owner and operator of a 262 megawatt pulverized coal fired cogeneration facility located at E.I. DuPont de Nemours & Company's Chambers Works complex in southwestern New Jersey. The purchase price has been allocated as follows:

Working capital	$	9,541
Property, plant and equipment		142,817
Intangible assets		87,258
Other liabilities		(7,766)
Long-term debt		(166,842)
Total purchase price		65,008
Less cash acquired		1,617
Cash paid, net of cash acquired	$	63,391

The property, plant and equipment will be amortized over its remaining life estimated as 23 years. The intangible assets will be amortized over periods ranging from 18 years to 23 years.

The Company remains in the process of finalizing its purchase price allocation and the tax basis of the assets acquired.

C. PROJECT ACQUISITION

During the year ended December 31, 2005, Atlantic Holdings increased its interest in one of its existing projects. The fair value of the interest acquired by the Company was $1,074 and was financed by cash consideration at the project level.

3. JOINT VENTURE INVESTMENTS

The Company accounts for eight entities under proportionate consolidation. Chambers was acquired in 2005 (note 2(b)).

Entity name	Proportion consolidated
Badger Creek Limited	50.0%
Chambers	40.0%
Koma Kulshan Associates	50.0%
Mid-Georgia Cogen LP	50.0%
Orlando Cogen Limited LP	50.0%
Pasco Cogen Ltd.	49.9%
Stockton Cogen Company	50.0%
Topsham Hydro Assets	50.0%

The following summarizes the balance sheet at December 31, 2005 and 2004 and, operating results and distributions for the year ended December 31, 2005 and the period from November 18, 2004 to December 31, 2004 for the Company's proportionate share for the eight entities:

			Company's share	
		2005		2004
ASSETS				
Current assets	$	64,776	$	43,658
Non-current assets		526,761		231,390
	$	591,537	$	275,048
LIABILITIES				
Current liabilities	$	46,940	$	23,857
Non-current liabilities		243,552		87,238
	$	290,492	$	111,095
Operating results:				
Revenue	$	126,989	$	11,953
Net income		9,231		1,262
Distributions	$	19,107	$	6,700

4. PROPERTY, PLANT AND EQUIPMENT

		2005		2004
Cost	$	447,595	$	296,141
Less accumulated amortization		19,116		2,153
	$	428,479	$	293,988

Amortization expense of $16,886 (2004 - $2,153) was expensed during the year.

5. EQUITY INVESTMENTS

The Company has an investment in five entities accounted for under the equity method. The entities are Delta-Person Limited Partnership, Gregory Power Partners LP, Jamaica Private Power Limited Company, Rumford Cogeneration Company LP and Selkirk Cogen Partners LP. The Company owns its interests in Gregory Power Partners LP and a portion of its interest in Rumford Cogeneration Company LP through Javelin Energy LLC. On December 28, 2005, the Company sold its interest in for proceeds of $59,365 realizing a gain on disposition of $5,015. An analysis of the investments is presented below:

		2005		2004
Equity investments, beginning of period (note 2)	$	139,696	$	142,777
Adjustment to purchase price allocations (note 2)		467		-
Disposal of equity investment		(54,350)		-
Equity earnings, net		8,446		593
Distributions received		(15,924)		(3,674)
Equity investments, end of period	$	78,335	$	139,696

The fair value increment on acquisition of the investments has been allocated to property, plant and equipment and intangible assets.

6. INTANGIBLE ASSETS

Intangible assets include power purchase agreements, fuel supply agreements and licenses and rights.

		2005		2004
Power purchase agreements	$	14,832	$	107,340
Fuel supply agreements		110,403		-
Licenses and rights		70,538		-
		195,773		107,340
Less accumulated amortization		21,096		1,426
	$	174,677	$	105,914

Amortization expense of $19,670 (2004 - $1,426) was expensed during the year.

7. CREDIT FACILITY

The Company has a $75,000 revolving credit facility maturing November 18, 2007, which bears interest at a rate equal to LIBOR or U.S. Base Rate, plus an applicable margin to those rates. At December 31, 2005, $10,000 was drawn and an additional $15,061 (2004 – $14,750) was allocated, but not drawn to support letters of credit. The Company has to meet certain financial covenants. The facility is secured by pledges of assets and interests in certain subsidiaries and Projects.

8. LONG-TERM DEBT

		2005		2004
Project debt of joint ventures, interest ranging from 3.25% to 9.125%, expiring between 2006 and 2018	$	246,040	$	99,066
Less current portion of project debt of joint ventures		21,558		13,764
	$	224,482	$	85,302

Principal payments due under the terms of non-recourse financing at the Projects in the next five years and thereafter are as follows:

2006	$	21,558
2007		24,022
2008		24,376
2009		15,379
2010		15,320
Thereafter		145,385
	$	246,040

The Project debt of joint ventures is secured by the respective facility and its contracts with no other recourse to the Company. The loans have certain financial covenants which must be met.

9. SUBORDINATED NOTES

		2005		2004
Subordinated Notes (Cdn. $292,207; 2004 - Cdn. $248,727)	$	251,844	$	206,927

The Company issued $176,560 of 11% Subordinated Notes in conjunction with its initial public offering of IPSs (note 10) and $30,367 of 11% Subordinated Notes separately. In connection with the October 3, 2005 issuance of IPSs, the Company issued an additional $37,730 of 11% Subordinated Notes. The proceeds of $37,730 include a premium of $605 which is being amortized over the term of the notes. The Subordinated Notes will mature in 2016 subject to redemption under specified conditions at the option of the Company, commencing on or after November 18, 2009. Interest is payable monthly in arrears and the principal repayment will occur at maturity. The Subordinated Notes are secured by a subordinated pledge of the Company's interest in Atlantic Holdings and contain certain restrictive covenants.

10. OTHER LIABILITIES, NON-CONTROLLING INTEREST

The net proceeds from the private placement were used by the Company to increase its common membership ownership in Atlantic Holdings from 58.1% to 70.1%. Atlantic Holdings concurrently redeemed membership interests held indirectly by the Existing Investors, reducing the Existing Investors' common membership ownership from 41.9% to 29.9%.

As of December 31, 2005, the Existing Investors have a 29.9% (2004 – 41.9%) interest in Atlantic Holdings and also have the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest for a two-year period from November 18, 2004. The repurchase of the Existing Investors' interests is conditional upon Atlantic Holdings being able, after utilizing its best efforts, to complete or cause the completion of an equity financing on terms acceptable to the managers of Atlantic Holdings who are independent of the Existing Investors and their affiliates, acting reasonably, to secure the necessary funds to enable it to purchase the Existing Investors' interests. Atlantic Holdings may only finance repurchases of Existing Investors' interests pursuant to the exercise of the rights by issuing additional equity securities. This may occur through the sale of equity interests to the Company, the purchase of which by the Company may be financed by a sale of IPSs or other equity securities of the Company. This liquidity right is treated as a liability of the Company and is recorded at fair value on the consolidated balance sheet. To purchase the remaining 29.9% interest, 22,283,721 IPSs would be required to be issued. Existing Investors must hold a minimum 10% interest in Atlantic Holdings until November 18, 2006.

Any change in fair value of the non-controlling interest is recognized in the consolidated statements of operations and deficit as a change in fair value of non-controlling interest. For the period ended December 31, 2005, a gain of $6,404 (2004 – a cost of $16,490) is reflected in the consolidated statements of operations and deficit.

11. SHARE CAPITAL

	Number (000s)		Amount
Issuance of common stock, initial public offeri ıg	32,000	$	105,549
Issuance of common stock	4,800		15,832
Balance, December 31, 2004	36,800		121,381
Issuance of common stock	7,539		26,644
Balance, December 31, 2005	44,339	$	148,025

The Company issued 32,000,000 IPSs for casl ı pursuant to its initial public offering on November 18, 2004 and a further 4,800,000 IPSs on December 6, 2004. Each IPS was issued for Cdn. $10.00. Each IPS consists of one common share of the Company and Cdn. $5.767 of aggregate principal amount of 11% Subordinated Notes of the Company (note 9). Proceeds of $121,381 (net of offering costs of $7,593) were allocated to common stock.

On October 3, 2005, the Company issued 7,539,000 IPSs at a rate of Cdn. $10.00 per IPS to Caisse de dépôt et placement du Québec and certain officers of the Cc mpany in a secondary private placement. Proceeds of $26,644 (net of offering costs of $64) were allocated to common st ıck.

12. INCOME TAXES

		2005		2004
Current income tax expense	$	8,959	$	-
Future income tax expense (recovery)		(6,420)		-
	$	2,539	$	-

The following is a reconciliation of income ta ces calculated at the Canadian enacted statutory rate (36.12%) to the provision for income taxes in the consolidated statements of operations and deficit.

		2005		2004
Computed income tax expense at Canadian statutory rate	$	733	$	(7,186)
Increase (decrease) resulting from:				
Operating in countries with different income tax rates		58		(164)
		791		(7,350)
Valuation allowance		21,547		357
		22,338		(6,993)
Non-taxable foreign-source income		(904)		-
Canadian loss carryforwards		(12,996)		-
Branch profits tax		739		-
Prior year true-up		(6,420)		-
Other		(218)		6,993
		(19,799)		6,993
Income tax expense	$	2,539	$	-

The tax effect of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2005 are presented below:

		2005		2004
FUTURE TAX ASSETS				
Intangible assets	$	8,849	$	8,629
Loss carryforwards		12,996		690
Gas transportation contract and other accrued liabilities		13,321		-
Unrealized foreign exchange loss on subordinated notes		3,427		-
Other		2,702		2,168
Total future tax assets		41,295		11,487
Valuation allowance		(21,904)		(357)
		19,391		11,130
FUTURE TAX LIABILITIES				
Property, plant and equipment		15,682		10,336
IPS issuance costs		-		176
Unrealized foreign exchange gain		2,858		-
Other		851		618
Total future tax liabilities		19,391		11,130
Net future tax asset (liability)	$	-	$	-

As of December 31, 2005, the Company has the following net operating loss carryforwards that are scheduled to expire in the following years:

2014	$	5,504
2015		30,476
	$	35,980

These losses relate to the Canadian entity and may only be used to offset the future income of the Canadian entity for Canadian income tax purposes. A full valuation allowance was taken against the future tax assets set up in respect of the Canadian entity's loss carryforwards as the Company believes that it is not more likely than not that the Canadian entity would be able to use any of these loss carryforwards.

13. COMMITMENTS AND CONTINGENCIES

a. In the normal course of business, the Projects may be involved in litigation from time to time.

i. In July 2005, Masspower and its former partners, including a subsidiary of the Company, were named as defendants in a suit filed by the Massachusetts Municipal Wholesale Electric Company ("MMWEC"), which holds a power purchase agreement entitling it to 7.86% of the capacity and energy of the facility. MMWEC alleges that Masspower has, among other things, breached the agreement by restructuring its natural gas contracts without MMWEC's approval. The Masspower partners filed an answer to the suit denying its material allegations. On December 28, 2005, the Masspower partners sold their interest in the facility to a third party. Under the terms of the purchase and sale agreement, the sellers are indemnified by the buyer with respect to any successful claim against the Masspower partners that may result from the resolution of the suit, which indemnity is secured by the plant. In addition, the buyer may use a portion of the sale price that was placed in escrow pending the outcome of the litigation process toward defence costs and potential claims. The Company has not recognized in income the portion of the sales proceeds placed in escrow on the sale of Masspower of $437. Management of the Company believes that the settlement of this dispute will have no material impact to the Company.

ii. Chambers, in which the Company owns a 40% indirect interest, has filed suit against its coal supplier, CONSOL Pennsylvania Coal Company and related entities, over a disagreement involving the pricing of a portion of the annual coal deliveries to the plant. Chambers seeks, among other things, 1) a declaratory judgement regarding the terms of the agreement, 2) damages for missed deliveries, and 3) injunctive relief to ensure delivery of all coal requested under the contract. The coal supplier has asserted affirmative defences and counterclaims in its answer, including claims of unjust enrichment and fraud, and the parties are currently in the discovery process. On December 1, 2005, Chambers moved to dismiss the claims of fraud and unjust enrichment, as well as making requests for punitive damages should the fraud claim be dismissed. An order on the Chambers motion is pending. Management of the Company believes the coal supplier's affirmative defences and counterclaims are without merit and the situation is at too early a stage to estimate exposure. The coal supplier is continuing to supply coal.

iii. The Rumford cogeneration facility purchases its coal from Massey Coal Sales Company ("Massey"). Massey's coal is delivered through a Sprague Energy Corp. ("Sprague") marine terminal. Massey and Sprague are disputing terms and compensation for certain terminal services provided by Sprague. Massey asserts that Rumford also has failed to pay certain amounts due under the coal supply agreement. The amounts in dispute are not material and management has not yet formed an expectation regarding the potential outcome of this suit. Massey continues to supply coal to the plant on a timely basis.

b. Certain projects have long-term contracts for supply and transportation of fuel. The contracts may have minimum volumetric commitments of delivery, but these obligations are non-recourse to the Company.

c. One of Company's proportionately consolidated joint ventures contains a going concern qualification in the auditors' report based on the assessment that the project's debt reserves would likely be utilized over a period of years and, absent changes in the relevant power and electricity markets, could need to renegotiate with its lenders in or around the year 2010.

d. Certain projects provide letters of credit ("LOCs") to PPA buyers for contingent project obligations. The Company's aggregate share of these LOCs was $15,061 at December 31, 2005 (2004 – $14,750) supported by the Company's revolving credit facility.

14. INDEXED SWAP

A swap agreement (the "Indexed Swap") between the power utility and Onondaga has replaced the Project's original power purchase agreement. The Indexed Swap expires on June 30, 2008. The Indexed Swap is a financial instrument under which the utility company makes monthly payments to Onondaga based upon the differential between an indexed "contract price" and a market reference price for electricity. The indexed contract price fluctuates in relation to the market cost of natural gas and a prescribed index of inflation. The notional quantity of electricity for the purpose of these calculations is fixed for the full term of the Indexed Swap.

In May 2004, Onondaga contributed the Indexed Swap to a newly formed wholly owned special purpose subsidiary, Onondaga Power Swap Holdings, LLC ("OPSH"). Onondaga has guaranteed OPSH's obligations to the utility company under the Indexed Swap. Also in May 2004, OPSH entered into commodity hedges (the "Indexed Swap Hedge"), in order to lock in favourable gas, power and capacity pricing under the Indexed Swap. The hedges extend through June 30, 2008 and remove almost all commodity exposure from the Indexed Swap through its term.

Changes related to the Indexed Swap are summarized below:

		2005		2004
Fair value, as of December 31, 2004	$	99,591	$	101,468
Increase in fair value during the period		46,818		1,880
Settlements received		(38,495)		(3,757)
Fair value, as of December 31, 2005	$	107,914	$	99,591

Changes related to the Indexed Swap Hedge:

		2005		2004
Fair value, as of December 31, 2004	$	(30,293)	$	(29,566)
Increase in fair value during the period		(40,479)		(606)
Settlements received		12,225		(121)
Fair value, as of December 31, 2005	$	(58,547)	$	(30,293)

15. RELATED PARTY TRANSACTIONS

The Company has contracted with Atlantic Power Management, LLC (the "Manager"), a company owned by certain entities that form part of the non-controlling interest (note 10), for management services, including business planning, asset management, acquisitions, financial reporting and general management services. The Manager receives an annual management fee of $300, cost reimbursements and an incentive fee equal to approximately 25% of cash distributions in excess of Cdn. $1.00 per IPS and also on existing investors' shares. In 2005, the Manager was paid $2,989 (2004 – $620).

The Manager subleases its office space from an existing investor under an agreement through 2014. The obligation under this sublease is $130 per year in 2006 and 2007 and a total of $933 for the period 2008 through 2014.

The Company has engaged Caithness Energy, a company affiliated with the non-controlling interest to provide operations and maintenance at four of the Projects and accounting, taxes and other administrative functions for 12 of the Projects. In 2005, Caithness Energy was paid $2,750 (2004 – $687).

16. FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, cash reserve fund, restricted cash, accounts receivable, dividends payable and accounts payable and accrued liabilities approximate carrying values due to the short-term nature of these balances.

The Indexed Swap and Hedge agreements (note 14) are recorded at their estimated fair value based on estimated future cash flows taking into account certain assumptions, including forecasts of future energy prices, inflation rates, discount rates and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair value of this agreement.

The non-controlling interests are carried at estimated fair value based on the quoted market value of the IPSs.

The foreign exchange forward contracts are carried at estimated fair value based on quoted market value.

The fair value of long-term debt approximates its carrying value based on discounting of cash flows at current market rates.

The fair value of derivative financial instruments is as follows:

	Fair value		Carrying value	
	2005	2004	**2005**	2004
Indexed swap	**$ 107,914**	$ 99,591	**$ 107,914**	$ 99,591
Indexed swap hedge	**(58,547)**	(30,293)	**(58,547)**	(30,293)
Forward foreign currency contract (ii)	**10,212**	10,212	**1,827**	1,827
Interest rate swap assets (i), (ii)	**-**	1,666	**-**	-
Interest rate swap liabilities (i), (ii)	**(6,171)**	(3,195)	**(6,171)**	-
Natural gas swap assets (i), (ii)	**3,183**	2,626	**-**	-

i. represents the Company's proportionate share of joint venture investments.

ii. included in other assets on the balance sheet.

iii. included in other liabilities on the balance sheet.

For the year ended December 31, 2005, the Company has forward contracts to sell U.S. $4,645 and receive Cdn. $5,608 monthly through December 2009. The Company also has forward contracts to sell U.S. $4,645 and receive Cdn. $5,209 monthly during 2010. The average rate during the period to December 2009 is $1.2055 and $1.1225 during 2010.

17. BASIC LOSS PER SHARE

Basic loss per share has been calculated using the weighted average number of units outstanding during the year of 38,659,055 (2004 – 34,727,273).

18. SEGMENTED INFORMATION

The Company operates 14 Projects in the United States. It has one Project in Jamaica which is accounted for using the equity method.

The Company has one line of business being the sale of energy.

Revenue is earned primarily from contracts with large investor-owned utilities. One investment-grade utility contributed more than 10% of revenue (60% of revenue), whereas in the prior year, two investment-grade utilities contributed more than 10% of revenue (58% and 20% of revenue).



Atlantic Power Corporation Directors (from left): John McNeil, Irving Gerstein, Ken Hartwick.

Corporate Information

ATLANTIC POWER
MANAGEMENT OFFICERS

BARRY WELCH
President and
Chief Executive Officer

MARK BYSKOV
Chief Financial Officer and
Corporate Secretary

STEVE CHWIECKO
Managing Director
Asset Management & Acquisitions

MANAGER'S OFFICE
200 Clarendon Street, 55th Floor
Boston, Massachusetts 02117
T 617.531.6370
F 617.531.6369
info@atlanticpowercorporation.com

ATLANTIC POWER
CORPORATION DIRECTORS

IRVING GERSTEIN
Director and
Chairman of the Board
Atlantic Power Corporation
Toronto, Ontario
Mr. Gerstein is a retired executive and is currently a Director of Medical Facilities Corporation, Economic Investment Trust Limited and Student Transportation of America.

KEN HARTWICK
Director and Chairman of the
Audit Committee
Atlantic Power Corporation
Toronto, Ontario
Mr. Hartwick is currently the President of Ontario Energy Savings Corp., which is a wholly owned subsidiary of, and provides administrative services to, Energy Savings Income Fund, an income trust traded on the TSX.

JOHN MCNEIL
Director
Atlantic Power Corporation
Toronto, Ontario
Mr. McNeil is President of Barker, Dunn & Rossi Canada, based in Toronto, Ontario, a subsidiary of Gestalt, LLC, an information technology consulting firm.

ATLANTIC POWER
HOLDINGS MANAGERS
(in addition to the three Atlantic Power Corporation Directors listed above and Barry Welch)

DANIEL REVERS
Manager of Atlantic Holdings
Boston, Massachusetts
Mr. Revers is co-founder and Managing Partner of ArcLight Capital Partners, Boston, Massachusetts.

ROBB TURNER
Manager of Atlantic Holdings
New York, New York
Mr. Turner is co-founder and Senior Partner of ArcLight Capital Partners.

BILL WHITMAN
Manager of Atlantic Holdings
Ridgewood, New Jersey
Mr. Whitman is currently the Senior Vice President of NW Financial Group, LLC, Jersey City, NJ, an investment bank specializing in municipal finance.

ATLANTIC POWER CORPORATION

EXCHANGE LISTING
Ticker Symbol: ATP.UN
IPS Issued and Outstanding:
44,339,500
Exchange: TSX

INVESTOR RELATIONS
Contact: Barry Welch
T 617.531.6379

CORPORATE HEADQUARTERS
355 Burrard Street, Suite 1900
Vancouver, British Columbia
V6C 2G8

WEB SITE
www.atlanticpowercorporation.com

ANNUAL MEETING
Wednesday June 7, 2006, 10:00 a.m.
Ontario Club
30 Wellington Street West
Commerce Court South, 5th Floor
Toronto, Ontario

TRANSFER AGENT
Computershare Investor Services, Inc.
100 University Avenue
Toronto, Ontario M5J 2Y1

INDEPENDENT AUDITORS
KPMG LLP
Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B2

LEGAL COUNSEL
Goodmans LLP
250 Yonge Street
Toronto, Ontario M5B 2M6

DESIGN: Atlanta Visual Communications

AtlanticPower
Corporation

Atlantic Power Management, LLC
200 Clarendon Street, 55th Floor
Boston, Massachusetts 02117
Telephone: 617.531.6370
Fax: 617.531.6369

www.atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

September 14, 2007

Atlantic Power Corporation Announces September 2007 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of September 2007. A distribution of $0.0884 per Income Participating Security ("IPS") will be payable on October 31, 2007 to holders of record at the close of business on September 28, 2007.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0884 reflects a cash dividend per common share of $0.0355 and an interest payment of $0.0529 for the month of September 2007.

Atlantic Power Corporation designates this dividend to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: ATLANTIC POWER CORPORATION

TSX SYMBOL: ATP.UN

August 14, 2007

Atlantic Power Corporation Announces Strong Second Quarter 2007 Results and New Power Purchase Agreements

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN, ATP.DB) (the "Company") today announced its results for the three and six months ended June 30, 2007. All amounts are in U.S. dollars unless otherwise indicated.

Second Quarter 2007 Highlights:

- **EBITDA at Projects up 9%**
- **New tolling agreements at the Gregory and Pasco projects enhance growth profile and cash flow stability**
- **Revolving credit facility amended to reflect longer term, increased amount and improved pricing**
- **Distribution payout ratio of 87% for the quarter and 76% year-to-date**

"Our strong operating and financial performance in the second quarter reflects our continued success in optimizing our high quality asset base to grow cash flow," commented Barry Welch, President and CEO. "A number of key transactions during and subsequent to the quarter are expected to contribute to further growth and the increased stability of our cash flow over the long term."

Cash Flow Available for Distribution

For the three months ended June 30, 2007, Cash Flow Available for Distribution was $17.4 million (Cdn $0.28 per diluted IPS) compared to $21.1 million (Cdn $0.54 per diluted IPS) for the same period last year. Distributions declared in the second quarter of 2007 were Cdn$16.3 million (Cdn $0.27 per IPS), generating a payout ratio of 87%. The decrease in Cash Flow Available for Distribution in the second quarter of 2007 compared to 2006 is primarily attributable to routine fluctuations in the timing of working capital and the timing of semi-annual debt payments at the Path 15 Project.

For the six months ended June 30, 2007, Cash Flow Available for Distribution was $38.2 million (Cdn $0.61 per diluted IPS) compared to $31.4 million (Cdn $0.81 per diluted IPS) for the same period last year. Distributions declared for the first half of 2007 were Cdn$32.6 million (Cdn $0.53 per IPS), resulting in a payout ratio of 76%. The increase in Cash Flow Available for Distribution for the six-month period was primarily due to higher operating cash flow, attributable to a full period contribution from Path 15 transmission line, purchased in September 2006, and improved results at the Chambers and Pasco projects.

Strong Operating Performance

Adjusted EBITDA at the Projects, including earnings from equity investments, increased 9% and 16% to $34.6 million and $68.1 million, respectively, in the three and six month periods of 2007 compared to the same periods last year (see *Non-GAAP Measures* in this news release). The increase was driven by the new contribution from Path 15, increased generation and efficiency as well as lower maintenance expense at Pasco and strong performance at Chambers due to higher power prices. These increases were partially offset by a lower contribution from the Selkirk project and the absence of any contributions from Gregory. Because these two projects are accounted for under the cost method of accounting, their Adjusted EBITDA is equal to distributions received. Distributable cash at Gregory is currently restricted under the terms of its project-level debt agreement. Also partially offsetting results was the $5.1 million impairment charge incurred related to the planned sale of the Company's interest in the Jamaica project (see discussion under Recent Transactions below).

The Company generated project income of $2.7 million in the second quarter, which included non-cash mark-to-market losses of $24.2 million related to changes in the fair value of the Chambers PPA. For the first six months of 2007, the Company generated a project loss of $32.2 million, which included $73.5 million of non-cash mark-to-market losses related to the Chambers PPA. The fair value adjustment to the Chambers PPA arises due to adoption by the Company at January 1, 2007 of a new accounting standard for financial instruments, as fully described in the Company's MD&A for the second quarter of 2007. During the second quarter of 2007, the Company also recognized a $10 million non-cash gain associated with a settlement of firm gas transportation contracts at the Onondaga project (see discussion under Recent Transactions below). Excluding these non-cash items, project income was $16.9 million for the three months and $31.2 million for the six months ended June 30, 2007, compared to $16.8 million and $29.0 million respectively, for the same periods last year. The net loss for the three and six months ended June 30, 2007 was $24.2 million or $0.39 per IPS and $56.2 million or $0.91 per IPS, respectively. Not including the mark-to-market losses and the non-cash gain at Onondaga, the net loss for the three months would have been $10.0 million or $0.16 per IPS and the net income for the six months ended June 30, 2007 would have been $7.3 million or $0.12 per IPS.

During the second quarter of 2007, it was determined that a future tax liability should be reflected as a result of the adjustments to opening retained earnings (deficit) as of January 1, 2007 related to the initial adoption of new accounting standards for financial instruments. As a result, opening retained earnings as of January 1, 2007 has been reduced by $87,938 with a corresponding increase in the future tax liability. In addition, the change in the fair value of the Chambers PPA resulted in a reduction in the future tax liability of $9,704 and $29,401, respectively, in the three and six months ended June 30, 2007. These amounts were recorded as a credit to income taxes in the consolidated statement of operations and retained earnings (deficit) in the three and six months ended June 30, 2007. The impact of this correction, which does not affect cash flows, is to reduce the previously reported loss for the three months ended March 31, 2007 by $17,693 or $0.29 per IPS. Accordingly, income tax expense (benefit), net income (loss) and income (loss) per IPS are restated to ($16,687), ($32,047) and ($0.52), respectively, for the three months ended March 31, 2007 and the future tax liability as of March 31, 2007 was $87,676. The Company has filed the restated first quarter financial statements and management's discussion and analysis on SEDAR.

Recent Transactions

In June 2007, the Onondaga project paid $9.75 million to an unrelated third party in exchange for the assumption by the third party of long-term firm gas transportation contract obligations. that are no longer required by the project. Associated tax benefits will reduce the after-tax cost to the Company by an estimated $3.2 million. This transaction resulted in a gain to second quarter 2007 earnings of approximately $10.0 million. The payment was funded with a $9.75 million contribution from the Company, which in turn was partially funded by a $9.4 million release of restricted cash at the Path 15 project.

In July 2007, a subsidiary of the Company entered into an agreement to sell its interest in the Jamaica project for $6.2 million. The carrying value of the project at June 30, 2007 exceeded the sale price, and accordingly an impairment charge in the amount of $5.1 million was recorded in the second quarter of 2007. The transaction is expected to close in the second half of 2007.

In July 2007, the Gregory project executed a tolling agreement with Fortis Merchant and Private Banking. This new agreement will commence when the current PPA expires in 2009 and extends for five years through 2013. Under the tolling agreement structure, the project receives fixed payments based on meeting plant availability and heat rate targets and is not exposed to fuel or electricity price risk. Based on the terms of the new agreement, the terms of the project-level financing arrangements and forecasted operations at the plant, the Company expects to receive distributions from the Gregory project in the range of $10 to $12 million in 2008, $8 million of which is expected from a release of restricted cash debt reserves.

In August 2007, the Pasco Project signed a new 10-year tolling agreement with Tampa Electric Company ("TECo"). Under the terms of the agreement, which is effective from 2009 to 2018, all of the capacity of the project is dedicated to TECo and Pasco does not retain any fuel or electricity price risk. This agreement is subject to customary approval by the Florida Public Service Commission. The Company expects to receive distributions from Pasco of approximately $2 million per year during the term of the agreement.

In August 2007, the Company amended its revolving credit facility. Under the terms of the amendment, the total amount available under the credit facility has been increased from $75 million to $100 million, of which $50 million may be utilized for letters of credit. The November 2008 maturity date of the credit facility has been extended to August 2012 with an option for the Company to extend the maturity date by one additional year. Outstanding amounts under the amended credit facility bear interest at the London Interbank Offered Rate ("LIBOR") plus an applicable margin that varies based on certain credit ratios of Holdings. The range of applicable margin is 0.875% to 1.625%. Based on Holdings' credit statistics at June 30, 2007, the applicable margin is currently 0.875%. Prior to the amendment, the applicable margin was fixed at 1.50%.

The calculation of Cash Flow Available for Distribution and a summary of Adjusted EBITDA by individual project for the three and six months ended June 30, 2007 and 2006 are attached to this news release. The Company's financial statements for the period and management's discussion and analysis for the three and six months ended June 30, 2007 are available on the Company's website at www.atlanticpowercorporation.com and on SEDAR at www.sedar.com.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

Forward-Looking Statements

Certain statements in this news release constitute forward-looking statements, which reflect the expectations of the management of Atlantic Power Management, LLC, the manager of the Company, regarding the Projects and the anticipated financial results and operations of the Projects. Words such as "will", "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve a variety of significant risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, fuel and electricity prices, weather, economic conditions and other factors that could cause actual results to differ materially from those contemplated by these statements and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or when such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the risks and uncertainties discussed in the Company's management's discussion and analysis for the year ended December 31, 2006 and the factors discussed under "Risk Factors" contained in the Company's annual information form dated March 28, 2007. Although the forward-looking statements contained in this news release are based upon what are believed to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Non-GAAP Measures

Cash Flow Available for Distribution is not a measure recognized under Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of Cash Flows from Operating Activities to Cash Flow Available for Distributions is attached to this news release and is also included in the Company's management's discussion and analysis for the three and six months ended June 30, 2007. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Adjusted EBITDA, earnings before interest, taxes, depreciation, amortization and change in fair value of derivative instruments, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses Adjusted EBITDA at the Project-level to provide comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other issuers.

For further information please contact:
Atlantic Power Corporation
Barry Welch, President and CEO
(617) 977-2401
info@atlanticpowercorporation.com

Atlantic Power Corporation
Calculation of Cash Flow Available for Distribution
(In thousands of U.S. dollars, except as otherwise stated)

(unaudited)	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Cash flows from operating activities	**11,927**	15,978	**30,709**	24,005
Project-level debt repayment	**(15,093)**	(7,201)	**(19,782)**	(11,238)
Interest on IPS portion of Subordinated Notes	**9,015**	6,325	**17,369**	12,452
Income tax installments recoverable (net)[1]	**12,597**	7,849	**12,395**	8,397
Purchase of property, plant and equipment	**(1,033)**	(1,814)	**(2,459)**	(2,236)
Cash flow available for distribution, US$ [2]	**17,413**	21,137	**38,232**	31,380
Cash flow available for distribution, Cdn$ [2]	**19,328**	24,141	**42,644**	35,761
Interest on IPS Subordinated Notes	**9,015**	6,325	**17,369**	12,452
Dividends on IPS Common Shares	**6,054**	3,948	**11,664**	7,773
Total IPS distributions, US$	**15,069**	10,273	**29,033**	20,225
Total IPS distributions, Cdn$	**16,296**	11,422	**32,590**	22,843
Cash flow available for distribution per basic IPS, Cdn$ [2]	**$0.31**	$0.54	**$0.69**	$0.81
Cash flow available for distribution per diluted IPS, Cdn$ [2]	**$0.28**	$0.54	**$0.61**	$0.81
Total distribution declared per IPS, US$	**$0.25**	$0.23	**$0.47**	$0.46
Total distribution declared per IPS, Cdn$	**$0.27**	$0.26	**$0.53**	$0.52

1. Income tax installments recoverable represents management's estimate of U.S. federal income tax installment payments that will be recovered in future periods. The amount presented is comprised of installment payments made during the period, offset by the current tax provision recorded in the consolidated statement of operations and deficit and any income tax refunds received. These adjustments have the effect of removing changes in working capital resulting from the timing of tax payments from the calculation of cash flow available for distribution.
2. Cash flow available for distribution is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Non-GAAP measures should not be considered as alternatives to net income or comparable metrics determined in accordance with GAAP as indicators of the Company's performance, liquidity, cash flows and profitability. For more information on non-GAAP measures, see "Non-GAAP Financial Measures" in the Company's management's discussion and analysis for the three and six month periods ended June 30, 2007.

Atlantic Power Corporation
Project Adjusted EBITDA[1]
(in thousands of U.S. dollars)

(unaudited)	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Adjusted EBITDA from consolidated and proportionately consolidated Projects				
Badger Creek	**850**	937	**2,126**	2,386
Chambers	**7,371**	6,952	**15,167**	12,928
Koma Kulshan	**513**	529	**685**	557
Lake	**7,293**	7,668	**14,255**	15,460
Mid-Georgia	**1,351**	1,093	**1,793**	1,399
Onondaga	**399**	276	**560**	234
Orlando	**1,758**	2,884	**4,010**	4,974
Pasco	**3,616**	3,021	**6,933**	4,553
Stockton	**662**	424	**1,658**	1,290
Topsham	**731**	881	**1,146**	1,296
Path 15	**7,857**	–	**15,237**	–
Other	**265**	127	**465**	292
Total adjusted EBITDA from consolidated and proportionately consolidated Projects	**32,666**	24,792	**64,035**	45,369
Amortization	**12,745**	10,465	**25,503**	20,942
Interest expense, net	**4,490**	956	**10,647**	4,543
Change in the fair value of derivative instruments	**23,505**	(1,485)	**71,908**	(2,827)
Other income	**(10,041)**	–	**(10,032)**	(2,499)
Earnings (loss) from consolidated and proportionately consolidated Projects	**1,967**	14,856	**(33,991)**	25,210
Adjusted EBITDA from equity and cost method Projects				
Delta-Person	**525**	566	**1,123**	1,091
Gregory[2]	**–**	825	**–**	1,783
Jamaica	**(3,716)**	865	**(2,734)**	1,873
Rumford	**677**	196	**1,273**	1,039
Selkirk[2]	**4,667**	4,622	**4,667**	7,787
Other	**(228)**	(13)	**(269)**	(60)
Total adjusted EBITDA from equity and cost method Projects	**1,925**	7,061	**4,060**	13,513
Amortization	**514**	3,357	**999**	6,350
Interest expense, net	**348**	1,635	**701**	3,039
Income tax	**370**	80	**582**	300
Equity income from cost and equity investments	**693**	1,989	**1,778**	3,824
Project income				
Total adjusted EBITDA from all Projects	**34,591**	31,853	**68,095**	58,882
Amortization	**13,259**	13,822	**26,502**	27,292
Interest expense, net	**4,838**	2,591	**11,348**	7,582
Other (income) expense	**(10,041)**	–	**(10,032)**	(2,499)
Change in fair value of derivative instruments	**23,505**	(1,485)	**71,908**	(2,827)
Income taxes	**370**	80	**582**	300
Project income (loss) as reported in the statement of income	**2,660**	16,845	**(32,213)**	29,034
Earnings (loss) from consolidated and proportionately consolidated Projects	**1,967**	14,856	**(33,991)**	25,210
Income from cost and equity method Projects	**693**	1,989	**1,778**	3,824
Project income (loss) as reported in the statement of income	**2,660**	16,845	**(32,213)**	29,034

1. Adjusted EBITDA is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Non-GAAP measures should not be considered as alternatives to net income or comparable metrics determined in accordance with GAAP as indicators of the Company's performance, liquidity, cash flows and profitability. For more information on non-GAAP measures, see "Non-GAAP Financial Measures" in the Company's management's discussion and analysis for the three and six month periods ended June 30, 2007. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and changes in fair value of derivative instruments. Management uses adjusted EBITDA at the Projects to provide comparative information about Project performance.
2. Effective January 1, 2007, the Gregory and Selkirk Projects are accounted for under the cost method of accounting. See "Changes in Accounting Policies" in the Company's management's discussion and analysis for the three and six month periods ended June 30, 2007 for additional information.

Form 52-109F2 - Certification of Interim Filings

I, *Barry E. Welch, Chief Executive Officer of Atlantic Power Management, LLC, Manager of Atlantic Power Corporation,* certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *Atlantic Power Corporation*, (the issuer) for the interim period ending *March 31, 2007*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2007

"Barry Welch"

Barry E. Welch
Chief Executive Officer
Atlantic Power Management, LLC
As Manager of
Atlantic Power Corporation

Form 52-109F2 - Certification of Interim Filings

I, *Patrick J. Welch, Chief Financial Officer of Atlantic Power Management, LLC, Manager of Atlantic Power Corporation*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *Atlantic Power Corporation*, (the issuer) for the interim period ending *March 31, 2007*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2007

"Patrick Welch"

Patrick J. Welch
Chief Financial Officer
Atlantic Power Management, LLC
As Manager of
Atlantic Power Corporation

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis ("MD&A") of financial condition and results of operations should be read in conjunction with the unaudited financial statements of Atlantic Power Corporation ("Atlantic Power" or the "Company") for the three months ended March 31, 2007. All dollar amounts in this MD&A are in thousands of U.S. dollars, unless otherwise stated. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Forward-Looking Statements

Certain statements in this MD&A constitute forward-looking statements, which reflect the expectations of the management of Atlantic Power Management, LLC (the "Manager"), the manager of the Company regarding the Projects and the anticipated financial results and operations of the Projects (as defined below). Words such as "will", "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements reflect current expectations regarding future events and operating performance. Forward-looking statements involve a variety of significant risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, fuel and electricity prices, weather, economic conditions and other factors that could cause actual results to differ materially from those contemplated by these statements and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or when such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed in the "Risk Factors" section in this MD&A and under "Risk Factors" in the Company's Annual Information Form dated March 28, 2007. All forward-looking statements in this MD&A are qualified by these cautionary statements. Except as required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Information contained in this MD&A is based on information available to management as of May 15, 2007.

Copies of financial data and other publicly filed documents, including the Company's annual information form, are available through the Internet on SEDAR at www.sedar.com under "Atlantic Power Corporation".

Overview

The Company currently has 61,470,500 income participating securities ("IPSs") and Cdn$60 million principal amount of 6.25% convertible secured debentures due October 31, 2011 (the "Debentures") outstanding, and owns 100% of the membership interests in Atlantic Power Holdings, LLC ("Holdings"). Holdings was formed in 2004 to acquire indirect interests in a diversified portfolio of power generating facilities located primarily in major markets in the United States from ArcLight Energy Partners Funds I, L.P. ("Fund I") and ArcLight Energy Partners Funds II, L.P. ("Fund II", and, together with Fund I, the "ArcLight Funds") and Caithness Energy, LLC ("Caithness") (together with the ArcLight Funds, the "Existing Investors"). Each IPS represents: (1) one common share of the Company ("Common Share"); and (2) Cdn$5.767 aggregate principal amount of 11.0% subordinated notes of the Company ("Subordinated Notes"). IPS investors receive a monthly distribution comprised of a dividend payment on the common share and an interest payment on the Subordinated Notes. The current annual rate of the total distribution is Cdn$1.06 per IPS. The Debentures were issued on October 11, 2006 and bear interest at an annual rate of 6.25%, payable semi-annually in arrears on April 30 and October 31 of each year commencing on April 30, 2007.

As of March 31, 2007, Holdings owned interests in 14 power generating facilities in the United States and one in Jamaica, and a transmission line located in central California (collectively, the "Projects" and individually a "Project"). The generating Projects have a combined total power generating capacity of approximately 2,160 megawatts ("MW"). Holdings' interest in the Projects represented approximately 860 MW of power generating capacity as of March 31, 2007. Most of the generating Projects sell their power under long-term power purchase agreements ("PPAs") to investment-grade utilities. These agreements are typically structured to stabilize cash flows by: (1) providing a significant portion of revenues via steady capacity payments generally designed to provide a return of and on capital and to cover fixed costs regardless of how much electricity the plant is called upon to produce, provided that the plant meets an availability requirement; and (2) passing most of the generating Projects' fuel costs through to the utilities. As a result, variations in the portfolio's cash flow based on changes in the amount of power generated, spot market electricity prices and fuel price changes are significantly mitigated.

The Path 15 transmission line is a United States Federal Energy Regulatory Commission ("FERC") regulated asset with a 30-year regulatory life. Its annual revenue requirement is collected by the California Independent System Operator ("CAISO") from utilities in California without variations from changes in power prices or line usage and with virtually no technical or operating risks.

The Company's objectives are to maintain the stability and sustainability of cash distributions to holders of IPSs in the form of interest payments on Subordinated Notes and dividends on Common Shares, and to increase, when prudent, dividends on the Common Shares. To achieve these objectives, Company management, working directly with project managers, focuses on enhancing the operation of the existing Projects by improving facility performance, increasing output and efficiency, optimizing contracts and managing other project risks. In addition, the Company has a focused growth strategy that includes consolidating interests in Projects that it currently owns and making accretive acquisitions with a primary focus on the electric power industry in the United States and Canada.

Management believes that opportunities for accretive acquisitions will be available based on a number of factors, including continued electricity demand growth and the corresponding need for new power plants, increased liquidity in the secondary market for ownership interest in power-related assets, and superior access to potential growth transactions through ArcLight and the Manager's industry contacts. Competition for these opportunities has also increased from private equity funds and other sources.

The most significant economic factors affecting the Company's performance are changes in interest rates and the currency exchange rates between the U.S. dollar and the Canadian dollar. Most debt at the Projects bears interest at a fixed rate, but a small amount does have exposure to variability in interest rates. Substantially all of the Company's operating cash flow is earned in U.S. dollars and a large portion of the Company's cash obligations, primarily distributions on IPSs and interest payments on the Debentures, is denominated in Canadian dollars. See "Financial and Other Instruments" in this MD&A for more information about these economic risks and the Company's strategy for managing these risks.

Non-GAAP Financial Measures

Cash Flow Available for Distribution is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distribution is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities from the Company's financial statements to Cash Flow Available for Distribution is set out in the "Calculation of Cash Flow Available for Distribution" section of this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Earnings before interest, taxes, depreciation and amortization and change in fair value of derivative instruments ("Adjusted EBITDA") is not a measure recognized under GAAP and does not have a

standardized meaning prescribed by GAAP. Management uses unaudited Adjusted EBITDA at the Projects to provide comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Recent Transactions

On December 20, 2006, the Company announced that it had agreed to sell, on a private placement basis, a total of 8,600,000 IPSs to three institutional investors, including Caisse de dépôt et placement du Québec ("CDP"), as well as Cdn$3.0 million principal amount of Subordinated Notes issued and sold separately from the IPSs of the Company (the "Separate Subordinated Notes"). This transaction increased CDP's ownership in the Company to 19% of IPSs outstanding. Net proceeds were used by the Company in February 2007 to acquire all of the remaining interest of the Existing Investors in Holdings.

In February 2007, the Rumford Project executed an Interim Financial Consolidation Agreement ("IFCA") with its steam host, the Rumford Paper Company ("Rumford Paper"). The IFCA consolidates the payment obligations of the various agreements between the Rumford Project and Rumford Paper into fixed payment obligations commencing January 1, 2007. The effect of the IFCA is similar to a lease wherein Rumford Paper assumes the risk of fuel and power price volatility as well as most operating costs. Payments under the IFCA will be made quarterly to the partnership over a three-year term ending December 31, 2009. The Company expects to receive annual project distributions of approximately $2.7 million during the term of the IFCA compared to project distributions in the amount of $2.3 million received in 2006 from Rumford.

Changes in Accounting Policies

FINANCIAL INSTRUMENTS

On January 1, 2007, the Company adopted the new recommendations of Section 3855, *Financial Instruments - Recognition and Measurement*, Section 3865, *Hedges*, Section 1530, *Comprehensive Income* and Section 3251, *Equity*, from the Handbook of The Canadian Institute of Chartered Accountants (the "Handbook"). The retroactive application of the new standards does not require restatement of prior periods.

This change in accounting policy will result in significantly increased variability in net income but will not impact cash flows.

Section 3855, *Financial Instruments - Recognition and Measurement*, establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The standard requires that financial assets, financial liabilities and non-financial derivatives be recognized on the consolidated balance sheets.

Under this standard, all financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods is based on the classification of the financial instrument as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Chambers Power Purchase Agreement

As a result of adopting the requirements of Section 3855, the Company has determined that the power purchase agreement ("PPA") at the proportionately consolidated Chambers Project is a derivative instrument. The PPA does not qualify for normal purchases and normal sales and has not been designated as a hedge. Accordingly, the PPA has been recorded at its fair value in the consolidated balance sheets and changes in the fair value are recognized in change in fair value of derivative instruments in the consolidated statements of income and deficit.

The fair value of the PPA is measured by comparing the net present value of the cash flows expected to be received under the terms of the PPA to the net present value of the cash flows that would be received if the same volumes were sold at projected market power prices over the term of the contract expiring in 2024. Accordingly, periodic changes to the fair value of the PPA reflect changes in market conditions and do not directly impact the amount of cash flow the Chambers project will receive under the terms of the PPA.

The impact of this change was to increase opening retained earnings (deficit) as of January 1, 2007 by $212,183 to reflect the fair value of the PPA in the amount of $155,762 and the removal from the consolidated balance sheet of the unamortized cost of the PPA in the amount of $56,421 (previously presented as a credit in other intangible assets) on that date. As of March 31, 2007, the fair value of the PPA in the amount of $106,519 was reflected in the consolidated balance sheets as $11,319 in current portion of derivative instruments asset and $95,200 as derivative instruments asset. The change in fair value of the PPA for the three months ended March 31, 2007 is recorded as a loss in the amount of $49,243 in the consolidated statements of income and deficit.

During the second quarter of 2007, it was determined that a future tax liability should be reflected as a result of the adjustments to opening retained earnings (deficit) as of January 1, 2007 described above. As a result, opening retained earnings as of January 1, 2007 has been reduced by $87,938 with a corresponding increase in the future tax liability. In addition, the change in the fair value of the Chambers PPA resulted in a reduction in the future tax liability of $19,697 in the three months ended March 31, 2007. These amounts were recorded as a credit to income taxes in the consolidated statement of operations and retained earnings (deficit) in the three months ended March 31, 2007. The impact of this correction is to reduce the previously reported loss for the three months ended March 31, 2007 by $17,693 or $0.29 per IPS. Accordingly, income tax expense (benefit), net income (loss) and income (loss) per IPS are restated to ($16,687), ($32,047) and ($0.52), respectively, for the three months ended March 31, 2007 and the future tax liability as of March 31, 2007 was $87,676.

Deferred Financing Costs
Deferred financing costs in the amount of $10,990 as of January 1, 2007 have been reclassified and presented together with the respective debt instrument to which the costs relate and are now being amortized using the effective interest method. The difference between the straight-line and the effective interest methods of amortization of these costs is de minimus.

See Note 2(a) to the Interim Consolidated Financial Statements for the three months ended March 31, 2007 for additional information about the adoption of the Handbook Sections described above.

LONG-TERM INCENTIVE PLAN
The officers and other employees of Atlantic Power Management, LLC (the "Manager") are eligible to participate in the Atlantic Holdings' Long-Term Incentive Plan ("LTIP"), as determined by the independent members of the Board of Directors of the Company. On an annual basis, the Board of Directors establishes awards that are based on the cash flow performance of the Company, each participant's base salary and the market price of the IPSs at the award date. Awards are granted in the form of notional units that have similar economic characteristics to the Company's IPSs. Notional units vest over a three-year period and are redeemed in a combination of cash and IPSs upon vesting. Unvested notional awards are entitled to receive distributions equal to the distributions per public IPS during the vesting period and are awarded in the form of additional notional units. Unvested awards are subject to forfeiture if the participant is not an employee of the Manager at the vesting date or if the Company does not meet certain ongoing cash flow performance targets.

Compensation expense related to awards granted to participants in the LTIP is recorded over the vesting period based on the estimated fair value of the award at each balance sheet date. Forfeitures are recorded as they occur and are not included in the estimated fair value of the

awards. The aggregate number of IPSs which may be issued from treasury under the LTIP is limited to one million.

On March 28, 2007, the Board of Directors approved grants of notional units to acquire a maximum of 172,071 IPSs under the terms of the LTIP. The grant date for the awards for accounting purposes occurred when participants were informed of the details of their awards in April 2007. As a result, no compensation expense related to the LTIP was recorded in the three-month periods ended March 31, 2007 and 2006.

LONG-TERM INVESTMENTS

During the three months ended March 31, 2007, management reviewed its accounting for its investments in the Gregory and the Selkirk Projects that have historically been accounted for using the equity method. Based on a current assessment, management has determined that as of January 1, 2007, the cost method of accounting is appropriate for these investments. Beginning January 1, 2007, the Company has prospectively changed its accounting for its investments in the Gregory and Selkirk Projects from the equity method to the cost method of accounting. Under the cost method, investment income is recorded to the extent of distributions received from the Projects. This change in accounting does not impact cash flow.

The Company's investments in the Delta Person, Jamaica and Rumford Projects continue to be recorded under the equity method of accounting and are also included in long-term investments in the consolidated balance sheets.

Selected Financial Data (in thousands of U.S. dollars, except as otherwise stated)

(unaudited)	Three months ended March 31, 2007	2006
Project income		
Project revenue	**67,341**	53,764
Project expenses	**48,730**	43,665
Project other income (expense)[1]	**(53,484)**	2,090
Total project income	**(34,873)**	12,189
Administrative and other expenses		
Management fees, administration and other	**1,200**	1,131
Interest, net	**10,549**	7,040
Distribution, non-controlling interest	**-**	4,281
Loss (income) from change in non-controlling interest liability	**-**	(2,439)
Foreign exchange loss (gain)	**2,481**	(1,553)
Other expense (income)	**(369)**	248
Total administrative and other expenses	**13,861**	8,708
Income (loss) before income taxes	**(48,734)**	3,481
Income tax expense (benefit)	**(16,687)**	160
Net income (loss)	**(32,047)**	3,321
Basic earnings (loss) per share, US$	**$(0.52)**	$0.07
Basic earnings (loss) per share, Cdn$	**$(0.60)**	$0.09
Diluted earnings (loss) per share, US$	**$(0.52)**	$0.07
Diluted earnings (loss) per share, Cdn$	**$(0.60)**	$0.09
Total assets at March 31	**1,225,895**	895,976
Total long-term liabilities at March 31	**842,696**	698,082
Cash flows from operating activities	**18,782**	8,132

1 Includes equity in earnings from partnerships of $1,085 for the three month period ended March 31, 2007 from three Projects in which Holdings owns interest of between 24.1% and 40.0%, accounted for on an equity basis.

Results of Operations for the Three-Month Period Ended March 31, 2007

OVERVIEW

Project income is the primary GAAP measure of the Company's operating results and is discussed in the "Project Operations Performance – Three-Month Period Ended March 31, 2007" section below. In addition, an analysis of non-project expenses impacting the results of the Company is set out in the "Administrative and Other Expenses" section below.

Significant non-cash items, which are subject to potentially significant fluctuations, include: (1) the change in fair value of certain financial instruments which are required by GAAP to be revalued at each balance sheet date (see "Financial and Other Instruments in this MD&A for additional information) ; (2) the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange fluctuations from period to period on the U.S. dollar equivalent of the Company's Canadian dollar-denominated debt and the mark-to-market value of currency forward contracts; and (3) the change in fair value of the non-controlling interest previously held in Holdings by the Existing Investors.

Cash flow available for distribution was $20,819 for the three months ended March 31, 2007 compared to $10,243 for the same period in 2006, representing an increase of 103%. See the "Cash Flow Available for Distribution" section of this MD&A for additional information.

Net loss for the three months ended March 31, 2007 was $32,047 compared to net income of $3,321 for the comparable period in 2006. The change reflects a project loss of $34,873 during the first quarter of 2007, attributable to the $48,403 non-cash change in fair value of derivative instruments. See "PROJECT INCOME" in this MD&A for additional information. Administrative and other expenses increased by $5,153 to $13,861 in the three months ended March 31, 2007. The increase includes higher interest expense and a foreign exchange loss in the 2007 period compared to a foreign exchange gain in 2006. Partially offsetting these items is the absence of impacts of the non-controlling interest liability during the three months ended March 31, 2007 as compared to the same period in 2006 as a result of the redemption of Existing Investor interest in the fourth quarter of 2006.

PROJECT INCOME

Project revenue totaled $67,341 during the three months ended March 31, 2007, an increase of $13,577 from the same period in the prior year. The increase in project revenues during the first quarter of 2007 included a full quarter of operations of the Path 15 Project acquired in the third quarter of 2006. In addition, revenues increased at the Chambers Project as a result of increased generation and higher spot market prices and at Badger Creek due to higher variable energy payments under the Project's power purchase agreement due to higher natural gas prices.

Project expenses increased by $5,065 or 12% during the three months ended March 31, 2007 compared to the prior year. This increase is attributable to (1) higher fuel and maintenance expenses at Badger Creek as a result of higher natural gas prices and increased costs associated with a planned outage; (2) increased operations and maintenance expense at Lake due to a non-recurring property tax refund received in the first quarter of 2006; partially offset by decreased maintenance expense at Pasco related to expenses associated with an outage and turbine upgrade in the first quarter of 2006.

Project other income (expense) of ($53,484) during the three months ended March 31, 2007 includes a non-cash charge attributable to the change in fair value of derivative instruments of $48,403. The change in fair value of derivative instruments is comprised of (1) a decrease in the fair value of the Chambers PPA of $49,243, driven by changes in forecasted long-term commodity prices; partially offset by (2) the net change in fair value of the indexed swap derivative instruments at the Onondaga Project in the net amount of $840. The increase in project interest expense during the first quarter 2007 compared to the first quarter 2006 is attributable to non-recourse project-level debt associated with Path 15, which was acquired in September 2006. Other income of $2,499 in the three months ended March 31, 2006 represents fees received as consideration for amendments to fuel contracts at two of the Projects.

ADMINISTRATIVE AND OTHER EXPENSES

Management fees and administration includes the costs of operating a public company, as well as the fees and costs associated with the Manager. The Manager is indirectly owned by the ArcLight Funds and receives compensation in the form of an annual base fee which is indexed to inflation and an incentive fee that is equal to 25% of cash distributions to IPS holders and Existing Investors in excess of Cdn$1.00 per year per IPS. The Company also reimburses the Manager for reasonable costs incurred to manage the Company. Management fees and administration in the three months ended March 31, 2007 did not change significantly from the same period in the prior year.

Interest expense primarily relates to required interest payments to holders of the Subordinated Notes and the Debentures. The increase in net interest expense during the first quarter of 2007 is due to the issuance of the Debentures and additional Subordinated Notes in the fourth quarter of 2006. Earnings on higher levels of cash and cash equivalents invested in the first quarter of 2007, as well as higher short-term interest rates on these investments, partially offset this increase in interest expense.

Prior to December 31, 2006, distributions to non-controlling interest represented distributions paid by Holdings on membership interests owned by the Existing Investors. As described in "Recent Transactions" in this MD&A, the Company acquired all of the remaining Existing Investors' interest in Holdings in February 2007 and, accordingly, no further distributions will be paid to the Existing Investors. Also related to the Existing Investors interest in Holdings prior to 2007, the loss (income) from change in non-controlling interest represented: (1) the change in the fair value of the liability during each period based on the market value of the IPSs at each balance sheet date; and (2) the reduction in the liability resulting from the redemptions of the Existing Investors' interest in Holdings that occurred in the fourth quarter of 2006.

Prior to December 31, 2006, the non-controlling interest liability was estimated at each balance sheet date based on the market value of the Company's IPSs at the balance sheet date multiplied by the number of membership interest in Holdings owned by the Existing Investors at that date. In December 2006, the final amount to be paid to the Existing Investors for its remaining interest in Holdings was determined based on the net price received per IPS for the Company's sale, on a private placement basis, of 8,600,000 IPSs (see "Recent Transactions" in this MD&A for additional information). As a result, the liability was recorded at $76.9 million at December 31, 2006 and this amount was paid to the Existing Investors in February 2007 to redeem their remaining interest in Holdings, extinguishing the liability. Beginning in 2007, the financial statements no longer reflect income variations that are attributable to changes in the non-controlling interest liability.

Foreign exchange loss (gain) primarily reflects the unrealized impact of changes in foreign exchange rates on the U.S. dollar equivalent of the Company's Canadian dollar-denominated obligations to holders of Subordinated Notes and Debentures and, prior to 2007, obligations to non-controlling interest. In addition, unrealized and realized gains and losses on the Company's forward contracts for the purchase of Canadian dollars to satisfy these obligations are included in foreign exchange loss (gain). The U.S. dollar to Canadian dollar exchange rate declined slightly during the three months ended March 31, 2007, compared to a slight gain during the comparative 2006 period. These fluctuations in the currency exchange rate resulted in a foreign exchange loss of $2,481 in the first quarter of 2007 compared to a gain of $1,553 in the first quarter of 2006.

SUPPLEMENTARY FINANCIAL INFORMATION

The key measure used by management to evaluate the results of the Company's investments is Cash Flow Available for Distribution. See the "Cash Flow Available for Distribution" section of this MD&A for additional details and for a reconciliation of Cash Flow Available for Distribution to its nearest GAAP measure, cash flows from operating activities.

The primary factor influencing Cash Flow Available for Distribution is cash distributions received from the Projects. These distributions received are generally funded from Adjusted EBITDA generated by the Projects, reduced by Project-level debt service and capital expenditures, and adjusted for changes in Project-level working capital and cash reserves. Please read the "Non-GAAP Financial Measures" section of this MD&A for important disclosures with respect to Cash Flow Available for Distribution and Adjusted EBITDA.

Because Project Adjusted EBITDA and Project distributions are key drivers of both the performance of the Company's investments and Cash Flow Available for Distribution, this MD&A contains supplementary unaudited non-GAAP information that summarizes Adjusted EBITDA by Project and a reconciliation of Adjusted EBITDA by Project to Project distributions actually received by the Company.

Many of the Company's investments are either proportionately consolidated or accounted for under the cost or equity method of accounting in the consolidated financial statements presented in accordance with GAAP. The proportionate consolidation method of accounting is applied by recording in the Company's consolidated financial statements its proportionate share of each financial statement account at the proportionately consolidated Project. As a result, some components of the Company's balance sheet contain assets that are not directly available to the

Company in the normal course of business, or liabilities that are not direct obligations of the Company.

For example, the Company's proportionate share of cash at a proportionately consolidated Project is reflected in the consolidated balance sheet even though this cash may not be directly controlled by the Company because it is subject to: (1) the provisions of the partnership agreement that governs the underlying investment or; (2) in the case of Restricted Cash, the non-recourse debt covenants at the Projects. Conversely, the Company's proportionate share of debt at a proportionately consolidated Project is also reflected in the consolidated balance sheet notwithstanding that all of the Project-level debt at the Projects is secured by assets at the Projects and is non-recourse to the Company.

Attached to this MD&A are tables of supplementary unaudited non-GAAP information that segregate the consolidated statements of operations and the consolidated balance sheet into amounts attributable to consolidated and proportionately consolidated Projects and amounts attributable to corporate balances. In addition, a column is included that presents the Company's proportionate share of balance sheet and income statement items that are attributable to Projects accounted for under the equity method of accounting. These amounts attributable to Projects accounted for under the equity method of accounting are not included in the consolidated financial statements presented in accordance with GAAP and are provided for informational purposes only.

PROJECT OPERATIONS PERFORMANCE – THREE-MONTH PERIOD ENDED MARCH 31, 2007

Aggregate Adjusted EBITDA for the Projects, including earnings from projects accounted for under the equity method, increased 24% during the first quarter 2007 compared to the first quarter 2006. The first quarter included strong performance at Chambers due to higher levels of generation due to a planned outage in the prior year period and stronger spot market pricing, and increased generation and efficiency at Pasco resulting from turbine upgrades in 2006. These increases were partially offset by the absence of any Adjusted EBITDA contribution from Selkirk or Gregory. Because these two projects are now accounted for under the cost method of accounting, their Adjusted EBITDA is equal to distributions received. There were no distributions received from these projects during the first quarter because Selkirk receives distributions in second and fourth quarters of each year and distributable cash at Gregory is currently restricted under the terms of its project-level debt agreement. The first quarter of 2007 results also included a full quarter of contribution from the Path 15 project, which was acquired on September 15, 2006.

Aggregate power generation did not significantly change during the first quarter of 2007 compared to the same period in 2006, while plant availability declined 2.4%. Generation in the first quarter of 2007 was impacted by reductions in energy production at: Lake Cogen, as a result of lower energy sales; Selkirk, due to an unplanned generator outage in January 2007; and Stockton, as a result of a scheduled maintenance outage in March 2007. These reductions in production were offset by increased generation at Chambers, Gregory and Orlando, resulting from outages in the same period in 2006; and Pasco, as a result of increased capacity in 2007 associated with its turbine upgrades completed last year and an unplanned outage in the same period in 2006.

The Project portfolio achieved a weighted average availability of 94.9% for the first quarter of 2007 compared to 97.4% for the same period in 2006. The lower availability was primarily driven by maintenance outages in 2007 at Mid-Georgia and Stockton, and an unplanned outage at Selkirk, partially offset by outages at Gregory and Orlando for the same period in 2006. Each of the three facilities with lower availability this quarter was nevertheless able to achieve 100% of their respective capacity payments as a result of contract provisions that allow for specified levels of planned and unplanned outages.

Cash Flow from Operating Activities
The Company's cash flow from the Projects varies from year to year based on, among other things, changes in rates under the PPAs, fuel supply and transportation agreements, steam sales agreements and other Project contracts, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market pricing following the expiry of PPAs, fuel supply and transportation contracts, working capital requirements and the operating performance of the Projects. Project cash flows themselves may have some seasonality and the pattern and frequency of distributions from the Projects to Holdings during the year can also vary.

The Company's cash flow from operating activities increased by 134% for the three-month period ended March 31, 2007 compared to the same period in the prior year. The increase was primarily attributable to the results of operations from the Path 15 Project, acquired in September 2006, as well as improvements in cash from operations at the proportionately consolidated Chambers and Lake Projects. In addition, cash flow from operations benefited during the quarter from routine changes in the timing of working capital balances.

Cash Flow Available for Distribution
Holders of IPSs receive cash distributions in the form of interest payments on Subordinated Notes and dividends on Common Shares. The Company increased the distribution from an annual rate of Cdn$1.03 per IPS to an annual rate of Cdn$1.06 per IPS, effective with the September 2006 distribution.

Cash flow available for distribution in the three months ended March 31, 2007 increased by $10,576, or 103% over the same period in 2006 due primarily to the increase in cash flow from operations during the period.

The Company periodically evaluates its level of distributions with its Board of Directors by analyzing payout ratios and long-term cash flow projections, as well as the accretion to cash flow provided by acquisitions.

The table below presents the Company's calculation of Cash Available for Distribution for the three-month period ended March 31, 2007 and 2006.

(In thousands of U.S. dollars, except as otherwise stated)

(unaudited)	Three months ended March 31, 2007	2006
Cash flows from operating activities	**18,782**	8,027
Project-level debt repayment	**(4,689)**	(4,037)
Interest on IPS portion of Subordinated Notes	**8,354**	6,127
Income tax installments recoverable (net)[1]	**(202)**	548
Purchase of property, plant and equipment	**(1,426)**	(422)
Cash flow available for distribution, US$	**20,819**	10,243
Cash flow available for distribution, Cdn$	**24,150**	11,938
Interest on IPS Subordinated Notes	**8,354**	6,127
Dividends on IPS Common Shares	**5,610**	3,824
Total IPS distributions, US$	**13,964**	9,951
Total IPS distributions, Cdn$	**16,297**	11,421
Cash flow available for distribution per basic IPS, Cdn$	**$0.39**	$0.27
Cash flow available for distribution per diluted IPS, Cdn$	**$0.36**	$0.27
Total distribution declared per IPS, US$	**$0.23**	$0.22
Total distribution declared per IPS, Cdn$	**$0.27**	$0.26

1 Income tax installments recoverable represents management's estimate of U.S. federal income tax installment payments that will be recovered in future periods. The amount presented is comprised of installment payments made during the period, offset by the current tax provision recorded in the consolidated statement of operations and deficit and any income tax refunds received. These adjustments have the effect of removing changes in working capital resulting from the timing of tax payments from the calculation of cash flow available for distribution.

Summary of Quarterly Results

Variations in quarterly results are driven by the following factors:

- Seasonality of Project revenues created by seasonal variances in demand for electric power, in some cases varied seasonal pricing for portions of the PPA payments and the typical scheduling of major facility maintenance in the spring and fall.
- Variations in cash flow may also be driven by the timing of quarterly and semi-annual Project-level debt payments, as distributions from the Projects to the Company must occur in conjunction with passing certain tests at those payment dates.
- Non-cash charges, principally: (1) the change in fair value of certain financial instruments which are required by GAAP to be revalued at each balance sheet date (see "Financial and Other Instruments in this MD&A for additional information); (2) the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange fluctuations from period to period on the U.S. dollar equivalent of the Company's Canadian dollar-denominated debt and the mark-to-market value of currency forward contracts; and (3) the change in fair value of the non-controlling interest previously held in Holdings by the Existing Investors.

The table on the following page presents selected quarterly consolidated financial data for the eight most recently completed fiscal quarters.

Selected Quarterly Consolidated Financial Data (in thousands of U.S. dollars, except as otherwise stated)[1]

(unaudited)	2005 Q2	2005 Q3	2005 Q4	2006 Q1	2006 Q2	2006 Q3	2006 Q4	**2007 Q1**
Project revenues	34,607	49,127	56,892	53,764	56,546	64,471	63,568	**67,341**
Net income (loss)	(5,326)	(7,863)	2,738	3,321	4,656	(13,319)	2,934	**(32,047)**
Cash flow from operating activities	8,098	6,242	19,473	8,027	15,978	9,633	23,883	**18,782**
Cash distributions	7,385	7,808	9,760	9,951	10,273	10,314	12,910	**13,963**
Cash available for distribution	11,561	9,130	20,649	10,243	21,309	14,715	11,626	**20,819**
Payout ratio	64%	86%	47%	97%	49%	70%	111%	**67%**
Per IPS statistics								
Net income (loss) – basic	(0.14)	(0.21)	0.06	0.07	0.11	(0.30)	0.06	**(0.52)**
Net income (loss) – diluted	(0.14)	(0.21)	0.06	0.07	0.11	(0.30)	0.05	**(0.52)**
Cash flow from operating activities	0.22	0.17	0.44	0.18	0.36	0.25	0.45	**0.31**
Cash available for distribution, US$	0.31	0.25	0.47	0.23	0.48	0.33	0.22	**0.34**
Cash available for distribution, Cdn$	0.38	0.30	0.54	0.27	0.54	0.38	0.25	**0.39**
Distributions, US$	0.20	0.21	0.22	0.23	0.23	0.23	0.25	**0.23**
Distributions, Cdn$	0.25	0.25	0.26	0.26	0.26	0.26	0.27	**0.27**

1 Certain 2005 and 2006 figures have been reclassified to conform to the financial statement presentation adopted in 2007

Liquidity and Capital Resources

The Company's primary source of cash and cash equivalents is distributions from the Projects. A significant portion of the cash received from Project distributions is distributed in the form of interest and dividends to holders of the IPSs, the Separate Subordinated Notes and the Debentures. The Company plans to maintain the stability and sustainability of cash distributions to holders of IPSs, and to increase, when prudent, dividends on the Common Shares. Future increases in dividends on the Common Shares will be achieved if the Company is successful in maximizing the performance of existing Projects and making accretive acquisitions. The Company may fund future acquisitions with a combination of cash on hand, the issuance of additional debt or equity securities and the incurrence of bank debt.

Management believes that the Company will be able to generate sufficient amounts of cash and cash equivalents to maintain the Company's operations and meet obligations as they become due. The following additional sources of liquidity, in addition to cash flow from operations, are available to the Company.

CREDIT FACILITY

Holdings maintains a revolving credit facility in the amount of $75 million. The facility expires in November 2008. Advances outstanding under the credit facility bear interest at LIBOR plus a margin of 1.5%. As of December 31, 2006, $13,465 was allocated, but not drawn, to support letters of credit for contingent liabilities at several Projects. In the first quarter of 2007, $31,000 was borrowed under the credit facility and used to repay the outstanding balance on the Path 15 Acquisition Credit Facility. See "PATH 15 ACQUISITION CREDIT FACILITY" in this MD&A for additional information. As at March 31, 2007, advances of $31 million were outstanding under the credit facility and the amount available for advances or letters of credit was $30,535.

RESTRICTED CASH

The Projects generally have reserve requirements to support payments for major maintenance costs and project-level debt service. For Projects that are consolidated or proportionately consolidated with Atlantic Power, these amounts, or Atlantic Power's portion of these amounts, are reflected as Restricted Cash on the Company's consolidated balance sheet.

At March 31, 2007, Restricted Cash at consolidated and proportionately consolidated Projects totaled approximately $37.9 million. All Project-level debt is non-recourse to the Company or Holdings and is fully amortized over the life of the Projects' PPAs.

At certain of the Projects, a portion of the Restricted Cash represents reserves for debt service that are required by Project-level financing arrangements. In some, but not all, cases where a Project-level debt service reserve is represented by Restricted Cash, it is possible for the Company to replace its proportionate share of the debt service reserve with a letter of credit under the revolving credit facility. If the Company chose to replace the Restricted Cash with a letter of credit, the Restricted Cash could be released and distributed to the Company. This represents an additional source of liquidity that the Company may consider for funding acquisitions or other general corporate purposes.

In December 2006, the Company sold 8,600,000 IPSs in a private placement transaction. See "Recent Transactions" in this MD&A for additional details. The proceeds from the private placement transaction were used in February 2007 to acquire all of the remaining interest of the Existing Investors in Holdings. The net proceeds from the private placement transaction were deposited into an escrow account until regulatory approval was received in February 2007 for the transaction, in which the Company acquired all of the remaining interest of the Existing Investors in Holdings. The balance in the escrow account was $74,433 at December 31, 2006 and was included in Restricted Cash in the consolidated balance sheet. The entire balance in the escrow account was paid to the Existing Investors in February 2007.

PATH 15 ACQUISITION CREDIT FACILITY

The acquisition of the Path 15 Project on September 15, 2006 was initially financed with an acquisition credit facility in the amount of $88,000 (the "Acquisition Credit Facility") at Atlantic Holdings. Loans under the Acquisition Credit Facility bear interest at a rate equal to a Eurodollar rate or a U.S. base rate, plus an applicable margin to those rates.

In October 2006, approximately $37 million of the net proceeds of the Company's public offering of IPSs and Debentures were applied to repay a portion of the principal amount outstanding on the Acquisition Credit Facility. In the first quarter of 2007, the remaining balance due on the Acquisition Credit Facility was repaid using cash on hand and funds drawn from Holdings' revolving credit facility. Management intends to enter into a permanent financing arrangement for the acquisition of the Path 15 Project in the second quarter of 2007. The final amount to be borrowed is expected to be approximately $50 million and will be non-recourse to the Company.

Project Portfolio

The following table outlines the Company's portfolio of power generating assets as of March 31, 2007, including its interest in each facility. Management believes the portfolio is well diversified based on electricity and steam buyers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any single region.

Project Name	Location	Primary Fuel Type	Total MW	Ownership Interest [1]	Acctg Tmt [2]	Net MW [3]	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural gas	46	50.0%	P	23	Pacific Gas & Electric	2011	BBB
						74	Atlantic City Electric	2024	BBB
						16	DuPont	2024	A
Chambers	New Jersey	Coal	262	40.0%	P	15	Merchant [4]	N/A	N/A
Delta-Person	New Mexico	Natural gas	132	40.0% [5]	E	53	Public Service of New Mexico	2020	BBB+
Gregory	Texas	Natural gas	400	17.1%	Cost	59	Constellation Energy	2008	BBB
						9	Sherwin Alumina	2020	N /R
JPPC	Jamaica	Fuel oil	60	24.1%	E	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13	49.8%	P	6	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural gas	110	100.0%	C	110	Progress Energy Florida	2013	BBB+
Mid-Georgia	Georgia	Natural gas	308	50.0%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural gas	91	100.0%	C	91	Niagara Mohawk	2008 [6]	A
						44	Progress Energy Florida	2023	BBB +
Orlando	Florida	Natural gas	126	50.0%	P	19	Reedy Creek Improvement District	2013	A- [9]
Pasco	Florida	Natural gas	121	49.9%	P	60	Progress Energy Florida	2008	BBB+
Path 15	California	Transmission	N/A [11]	100.0%	C	N/A [11]	California Utilities via CAISO [10]	N/A [11]	BBB to A [12]
Rumford	Maine	Coal/biomass	85	23.5% [5]	E	20	Rumford Paper Co. [7]	2009	N /R
Selkirk	New York	Natural gas	345	18.5% [5]	Cost	15	Niagara Mohawk	2008	A
						49	Consolidated Edison	2014	A
Stockton	California	Coal	55	50.0%	P	24	Pacific Gas & Electric	2008	BBB
						3	Corn Products Int'l	2008	BBB-
Topsham [8]	Maine	Hydro	14	50.0%	P	7	Central Maine Power	2011	BBB+

1. Except as otherwise noted, economic interest represents the percentage ownership interest in each Project held indirectly by Atlantic Holdings.
2. Accounting treatment: C – Consolidated; P – Proportionate consolidation; E – Equity method; Cost – Cost method.
3. Represents the interest of Atlantic Holdings in each Project's electricity generation capacity based on Atlantic Holdings' economic interest in each Project.
4. The merchant output of the facility is sold by Atlantic City Electric in the spot market through a profit-sharing arrangement with Chambers.
5. Represents Atlantic Holdings' estimate of its share of the cash flow from the project.
6. A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.
7. For further information, see the discussion of the new interim financial consolidation agreement with the former MeadWestvaco paper mill (now owned by NewPage) under the earlier "Recent Transactions" section.
8. Atlantic Holdings owns its interest in this Project as a lessor.
9. Rating from Fitch.
10. California utilities pay Transmission Access Charges ("TACs") to California Independent System Operator ("CAISO"), which allocates the payments among owners of transmission and Transmission System Rights, such as Path 15, in accordance with their FERC-approved annual revenue requirement.
11. Path 15 is an 84-mile, 500-kilovolt transmission line in California. The Project is a FERC-regulated asset with a FERC-approved regulatory life of 30 years, through 2034.
12. The largest payers of TACs supporting Path 15's annual revenue requirement and their S&P credit ratings are PG&E (BBB), SoCal Ed (BBB+) and SDG&E (A). CAISO imposes minimum credit quality requirements of A or better for all participants unless collateral is posted per CAISO imposed schedule.

Capital Expenditures

Capital expenditures for the Projects are made at the Project level using Project cash flows and Project reserves. Therefore, the distributions that Holdings receives from the Projects are made net of capital expenditures needed at the Projects and the Company has not to date needed to inject funds into the Projects for ongoing capital expenditures. The Projects in which the Company has investments generally consist of large capital assets that have established commercial operations. Ongoing capital expenditures for assets of this nature are generally not significant because most major expenditures relate to planned repairs and maintenance and are expensed when incurred.

Related Party Transactions

The Manager has been engaged under the Management Agreement to provide certain management and administrative services to the Company and Holdings, for which it is paid: (1) an annual base management fee of $3.4; (2) reimbursement of costs; and (3) an incentive fee equal

to 25% of the excess in distributions paid to IPS holders and Existing Investors during the year above Cdn$1.00 per IPS. The Management Agreement has an initial term of 20 years from the IPO completed in November 2004.

The Manager receives administrative and office support services from ArcLight under a management support agreement executed in November 2004 among the Manager, ArcLight and the Company. This agreement also requires the ArcLight Funds and their affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Holdings, investment opportunities that do not fit within the investment guidelines for the ArcLight Funds or other investment funds managed by ArcLight or its affiliates.

The Manager is owned indirectly by the ArcLight Funds. Subsidiaries of the ArcLight Funds, in conjunction with a subsidiary of Caithness, owned 41.9% of Holdings' common membership interest after the IPO, but reduced their interest to 29.9% in October 2005 and further reduced their interest to approximately 14.0% in October 2006. In February 2007, the Company acquired all of the remaining interest of the Existing Investors in Holdings.

Financial and Other Instruments

The Company uses forward foreign currency contracts to manage its exposure to changes in foreign exchange rates, as the Company earns its income principally in the United States and has the obligation to make distributions predominantly in Canadian dollars. Since its inception, the Company has established a hedging strategy for the purpose of reinforcing the long-term sustainability of its distributions. The Company has executed this strategy by entering into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2011 at the current annual distribution level of Cdn$1.06 per IPS to all holders including the Existing Investors, as well as interest payments on the Subordinated Notes. It is the Company's intention to periodically extend the length of these forward contracts by one additional year. Changes in the fair market value of the Company's forward contracts partially offset exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations. The following table summarizes the Company's forward foreign currency contracts with monthly settlement terms as of March 31, 2007:

Notional monthly amounts			
Period	Sell U.S. dollars	Buy Cdn. dollars	Average rate
Current–2009	4,811	5,800	1.2055
2010	5,167	5,800	1.1225
2011	5,494	5,800	1.0557

In addition to the forward contracts in the table above that settle on a monthly basis, the Company has executed forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make semi-annual payments on the Debentures. The contracts provide for the purchase of Cdn$2.1 million and Cdn$1.9 million in April 2007 and October 2007, respectively, at a rate of 1.1240 Canadian dollars per U.S. dollar and the purchase of Cdn$1.9 million in April and in October of 2008 through 2011 at a rate of 1.1075 Canadian dollars per U.S. dollar.

The foreign exchange forward contracts are carried at estimated fair value based on quoted market value. Mark-to-market adjustments of the foreign currency forward contracts are reflected in foreign exchange gains and losses. The foreign exchange contracts are classified as other assets.

Certain of the Projects also use interest rate swaps to manage fluctuations in interest rates and natural gas forwards or swaps to minimize the effects on cash flow of changing natural gas prices, which are a significant component of Project expenses. In addition, other Projects have entered into natural gas contracts with pricing terms designed to minimize the impact of gas price volatility on operating margins.

The Company has an Indexed Swap at the Onondaga Project under which it receives monthly payments based upon the differential between an indexed contract price and a market reference price for electricity through June 2008. In order to lock in favorable gas, power, and capacity pricing under the Indexed Swap, the Company has entered into an Indexed Swap Hedge.

The values of all the financial instruments described above are subject to changes in market prices and none have been designated as a cash flow hedge for accounting purposes. Management of the Company monitors these risks and the market values of these financial instruments and periodically reviews its risk management strategies as market conditions change.

Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. During the periods presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property, plant and equipment and PPAs, the recoverability of equity investments, the recoverability of future tax assets and the fair value of financial instruments and derivatives.

The Company has acquired the majority of its long-term assets through acquisitions. In applying the purchase method of accounting, the Company is required to estimate the fair value of the assets acquired including the property, plant and equipment and intangible assets. The determination of these fair values is complex and involves significant judgments.

Revenue recognition is based on monthly invoices by the Projects to electricity and steam buyers and, for one Project which has fluctuating rates over time, the average rate over the term of the PPA is used for revenue with the difference between cash received and revenue recognized as deferred revenue. Fixed asset valuations of power plants are based on depreciated replacement cost. Valuations of PPAs and fuel supply agreements are based on the incremental net present value of cash flows provided by the agreement as compared to the merchant value of the plant. The Company typically uses outside consultants to determine the merchant value of a facility. On an ongoing basis, the Company monitors the performance of the facilities to determine if any recoverability issues exist or if any change in the useful life of the facility is required.

The future tax asset valuation allowance has been determined pursuant to the provisions of The Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465, *Income Taxes*, including the Company's estimation of future taxable income, where necessary, and is adequate to reduce the total future tax asset to an amount that will more likely than not be realized. The Company has provided a valuation allowance to reduce net future tax assets to an amount expected to be recovered in the foreseeable future.

The fair values of financial instruments and derivatives such as the forward foreign currency contracts, interest rate swaps and natural gas swaps are typically based on market quotes. The Company also has an Indexed Swap and related hedge agreement and, pursuant to the adoption of Section 3855, has adopted fair value accounting for the Chambers PPA as of January 1, 2007. See "Accounting Policy Changes" in this MD&A for additional information. The fair values of these agreements are based on estimated future cash flows and take into account certain assumptions, including forecasts or future energy prices, inflation rates, discount rates and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair values of these agreements.

For additional information regarding accounting policies and estimates, please see Note 1 of the Company's audited consolidated financial statements for the twelve months ended December 31, 2006.

Commitments and Contingencies
From time to time, the Company and its subsidiaries and Projects are parties to disputes and litigation that arise in the normal course of business. The Company assesses its exposure to these matters and records estimated loss contingencies when a loss is likely and can be reasonably estimated. There were no matters pending as of March 31, 2007 which are expected to have a material impact on the Company's financial position or results of operations.

Outstanding Share Data
The Company had 61,470,500 IPSs outstanding at March 31, 2007 compared to 44,339,500 IPSs outstanding at March 31, 2006. The Debentures are convertible to approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, at any time, at the option of the holder, representing a conversion price of Cdn$12.40 per IPS. As of March 31, 2007, approximately 4,838,700 IPSs would be required to be issued if all of the outstanding Debentures were converted to IPSs.

Outlook
In order to maintain stable distributions and provide long-term growth, the Company will continue to focus on enhancing the financial performance of the existing Projects and pursuing accretive acquisitions predominantly in the U.S. market.

PPAs in the portfolio have various expiration dates as listed in the "Project Portfolio" table in this MD&A. In each case, the Project's partners plan for such expirations by evaluating various options in the market in order to continue maximizing Project cash flows. For example, partners of Projects with PPA expirations in 2008 have already begun efforts to provide for potential new or extended PPAs. The new agreements may involve responses to utility solicitations for capacity, direct negotiations with the original purchasing utility for PPA extensions, arrangements with other creditworthy parties for tolling agreements, and PPAs or the use of derivatives to lock in stable power and/or fuel prices beyond the spot markets. Management has not assumed that pricing under existing PPAs will necessarily be sustained after PPA expirations.

In 2009, the gas supply agreement at Lake will expire, whereas the PPA extends until 2013. While it is still somewhat early to work on extending this agreement or entering into a new agreement, management is monitoring forward prices in that market. The current gas agreement provides pricing that is currently below market, so management assumes that margins at Lake may fall in 2010 and beyond. Other options to maximize cash flow at Lake include a PPA restructuring and extension, and an analysis is being performed on a possible upgrade of the Project's turbines.

Risk Factors
Atlantic Power's future performance and its ability to generate sufficient cash flow to meet its monthly cash distributions to holders of IPSs, and the Common Shares and Subordinated Notes represented thereby, and to holders of Debentures, are subject to a number of risks and uncertainties. Any of these risks and uncertainties could have a material adverse effect on the Company's results of operations, business prospects, financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares, Subordinated Notes or Debentures or on the market price or value of IPSs, Common Shares or Subordinated Notes. A discussion of these risks and uncertainties can be found in the Company's management's discussion and analysis for the year ended December 31, 2006 and Annual Information Form dated March 28, 2007. The Company's management's discussion and analysis and its annual information form are available on SEDAR's website at www.sedar.com.

Disclosure Controls and Procedures
Based on the requirements of Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings,* the Chief Executive Officer and Chief Financial Officer of the Manager have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Multilateral Instrument 52-109) as of March 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of the Manager have concluded that the Company's disclosure controls and procedures were effective as of March 31, 2007 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

Additional Information
Additional information is available on the Company's website at www.atlanticpowercorporation.com, or under the Company's profile on the SEDAR website at www.sedar.com.

The following tables present unaudited non-GAAP supplementary financial information provided for informational purposes. Please see "Non-GAAP Financial Measures" and "Results of Operations for the Three-Month Period Ended March 31, 2007 – Supplementary Financial Information" for additional details about the supplementary information.

Project Adjusted EBITDA[1] (in thousands of U.S. dollars)

(unaudited)	Three months ended March 31, 2007	2006
Adjusted EBITDA from consolidated and proportionately consolidated Projects		
Badger Creek	**1,276**	1,449
Chambers	**7,796**	5,976
Koma Kulshan	**172**	28
Lake	**6,962**	7,792
Mid-Georgia	**442**	306
Onondaga	**161**	(43)
Orlando	**2,252**	2,090
Pasco	**3,317**	1,532
Stockton	**996**	866
Topsham	**415**	415
Path 15	**7,380**	–
Other	**200**	165
Total adjusted EBITDA from consolidated and proportionately consolidated Projects	**31,369**	20,576
Amortization	**12,758**	10,477
Interest expense, net	**6,157**	3,587
Change in the fair value of derivative instruments	**48,403**	(1,343)
Other income	**9**	(2,499)
Earnings (loss) from consolidated and proportionately consolidated Projects	**(35,958)**	10,354
Adjusted EBITDA from equity Projects		
Delta-Person	**598**	525
Gregory[2]	–	958
Jamaica	**982**	1,008
Rumford	**596**	843
Selkirk[2]	–	3,165
Other	**(41)**	(47)
Total adjusted EBITDA from equity Projects	**2,135**	6,452
Amortization	**485**	2,993
Interest expense, net	**353**	1,404
Income tax	**212**	220
Equity earnings, net	**1,085**	1,835
Project income		
Total adjusted EBITDA from all Projects	**33,504**	27,028
Amortization	**13,243**	13,470
Interest expense, net	**6,510**	4,991
Other (income) expense	**9**	(2,499)
Change in fair value of derivative instruments	**48,403**	(1,343)
Income tax	**212**	220
Project income (loss) as reported in the statement of income	**(34,873)**	12,189
Earnings (loss) from consolidated and proportionately consolidated Projects	**(35,958)**	10,354
Equity earnings, net	**1,085**	1,835
Project income (loss) as reported in the statement of income	**(34,873)**	12,189

1 Adjusted EBITDA is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and changes in fair value of derivative instruments. Management uses adjusted EBITDA at the Projects to provide comparative information about Project performance.

2 Effective January 1, 2007, the Gregory and Selkirk Projects are accounted for under the cost method of accounting. See "Changes in Accounting Policies" in this MD&A for additional information.

Reconciliation of Project Distributions (in thousands of U.S. dollars)

For the three months ended March 31, 2007 (unaudited)	Adjusted EBITDA	Indexed swap and hedge settlements	Repayment of long-term debt	Interest expense, net	Capital expen-ditures	Working capital and other items	Change in Project distribution received
Consolidated and proportionately consolidated Projects							
Lake	6,962	–	(574)	24	(309)	(503)	5,600
Chambers	7,796		(2,332)	(2,543)	(84)	(2,837)	–
Orlando	2,252	–	–	(77)	–	(1,675)	500
Pasco	3,317	–	(1,444)	(141)	(652)	504	1,584
Path 15	7,380	–	–	(2,501)	–	(4,879)	
Onondaga	161	5,592	–	9	–	(712)	5,050
Mid-Georgia	442	–	(339)	(848)	–	745	–
Badger Creek	1,276	–	–	4	(99)	318	1,500
Topsham	415	–	–	(105)	–	(310)	–
Stockton	996	–	–	32	(282)	(246)	500
Koma Kulshan	172	–	–	(10)	–	(162)	–
Other	200	–	–	(10)	–	(190)	–
Total consolidated and proportionately consolidated Projects	31,369	5,592	(4,689)	(6,166)	(1,426)	(9,947)	14,734
Equity Projects							
Jamaica	982	–	(407)	(132)	(3)	(440)	–
Delta-Person	598	–	(221)	(247)	–	(130)	–
Rumford	596	–	–	23	(83)	896	1,433
Other	(41)	–	–	3	–	38	–
Total equity Projects	2,135	–	(628)	(353)	(86)	364	1,433
Total all Projects	33,504	5,592	(5,317)	(6,519)	(1,512)	(9,583)	16,167

Supplementary Income Statement Information (in thousands of U.S. dollars)

For the three months ended March 31, 2007 (unaudited)	Consolidated and proportionately consolidated projects	Proportionate consolidation of equity investments[1]	Corporate
INCOME STATEMENT			
Project revenue			
Energy sales	58,517	4,056	–
Transmission services	8,156		
Other	668	850	–
	67,341	4,906	–
Project expenses			
Fuel	24,669	1,853	–
Operations and maintenance	9,117	730	–
Project operator fees and expenses	2,186	187	–
Amortization	12,758	485	–
	48,730	3,255	–
Project other income (expense)			
Change in fair value of derivative instruments	(48,403)	–	–
Interest expense, net	(6,157)	(353)	–
Other income	(9)	–	–
Income tax expense	–	(213)	–
	(54,569)	(566)	–
Project income	(35,958)	1,085	–
Administrative and other expenses			
Management fees and administration	–	–	1,200
Interest, net	–	–	10,549
Distribution, non-controlling interest	–	–	–
Loss (income) from change in non-controlling interest liability	–	–	–
Foreign exchange loss	–	–	2,481
Other income	–	–	(369)
	–	–	13,861
Income (loss) before income taxes	(35,958)	1,085	(13,861)
Income taxes	–	–	(16,687)
Net income (loss)	**(35,958)**	**1,085**	**2,826**

1 Non-GAAP measure showing the composition of revenues and expenses based on the Company's proportionate ownership of the Projects accounted for under the equity method.

Supplementary Balance Sheet Information (in thousands of U.S. dollars)

As of March 31, 2007 (unaudited)	Consolidated and proportionately consolidated projects[2]	Proportionate consolidation of equity investments[1]	Corporate
ASSETS			
Current assets			
Cash and cash equivalents	30,948	1,295	22,300
Restricted cash	37,867	4,904	–
Current portion of derivative instruments asset	50,776	–	–
Accounts receivable	37,583	1,465	(1,490)
Prepayments, supplies and other	8,487	2,547	478
Income tax receivable	–	–	12,370
	165,661	10,211	33,658
Property, plant and equipment	407,479	6,240	–
Long-term investments[2]	24,583	–	–
Transmission system rights	216,959	–	–
Other intangible assets	136,178	64,932	–
Goodwill	79,158	–	–
Derivative instruments asset	104,070	–	–
Other assets	1,348	–	4,759
	1,135,436	81,383	38,417
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	31,087	1,545	467
Revolving credit facility	–	–	31,000
Current portion of long-term debt and short-term debt	35,244	2,578	–
Deferred revenue	7,313	–	–
Current portion of derivative instruments liability	17,927	–	–
Interest payable on Subordinated Notes	–	–	4,705
Dividends payable	–	–	1,890
Other	3,578	–	–
	95,149	4,123	38,062
Long-term debt	337,115	20,852	–
Subordinated Notes	–	–	330,999
Convertible Debentures	–	–	50,635
Derivative instruments liability	8,314	–	–
Future tax liability	12,050	–	75,626
Other liabilities	27,957	4,366	–
	480,585	29,341	495,322
Shareholders' equity			
Common stock	–	–	216,636
Project equity	654,851	52,042	(706,893)
Retained earnings	–	–	33,352
	654,851	52,042	(456,905)
	1,135,436	81,383	38,417

1 Non-GAAP measure showing the composition of assets and liabilities based on the Company's proportionate ownership of the Projects accounted for under the equity method.
2 The Company's investments in the Gregory and Selkirk Projects, which are accounted for under the cost method of accounting, are included in long-term investments in the "Consolidated and proportionately consolidated" column.

RECEIVED
2007 OCT 14 P 3:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Consolidated Financial Statements
(In U.S. dollars)

ATLANTIC POWER CORPORATION

Three months ended March 31, 2007 (Restated) and 2006
(Unaudited)

ATLANTIC POWER CORPORATION

Consolidated Balance Sheets
(In thousands of U.S. dollars)

	March 31, 2007 (Unaudited) Restated - See Note 2(a)	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 53,248	$ 68,627
Restricted cash	37,867	111,866
Current portion of derivative instruments asset	50,776	33,016
Accounts receivable	36,093	36,055
Prepayments, supplies and other	8,965	9,179
Income tax receivable	12,370	12,415
	199,319	271,158
Property, plant and equipment	407,479	411,180
Transmission system rights	216,959	218,846
Long-term investments	76,625	76,973
Other intangible assets	136,178	141,695
Goodwill	79,158	79,158
Derivative instruments asset	104,070	17,108
Other assets	6,107	16,578
	$ 1,225,895	$ 1,232,696
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 31,554	$ 30,833
Revolving credit facility	31,000	–
Current portion of long-term and short-term debt	35,244	86,168
Current portion of derivative instruments liability	17,927	11,612
Interest payable on Subordinated Notes	4,705	3,873
Distribution payable, non-controlling interest	–	669
Non-controlling interest liability (note 3)	–	76,888
Dividends payable	1,890	1,872
Other	10,891	10,329
	133,211	222,244
Long-term debt	337,115	342,412
Subordinated Notes	330,999	336,840
Convertible debentures	50,635	51,484
Derivative instruments liability	8,314	7,377
Future tax liability	87,676	17,101
Other liabilities	27,957	91,838
Shareholders' equity:		
Common stock	216,636	216,636
Retained earnings (deficit)	33,352	(53,236)
	249,988	163,400
Commitments and contingencies (note 7)		
	$ 1,225,895	$ 1,232,696

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Income and Retained Earnings (Deficit)
(In thousands of U.S. dollars, except per share amounts)

	Three months ended March 31, 2007 Restated See Note 2(a)	Three months ended March 31, 2006
	(Unaudited)	
Project revenue:		
Energy sales	$ 58,517	$ 53,046
Transmission services	8,156	–
Other	668	718
	67,341	53,764
Project expenses:		
Fuel	24,669	21,192
Operations and maintenance	9,117	10,012
Project operator fees and expenses	2,186	1,984
Amortization	12,758	10,477
	48,730	43,665
Project other income (expense):		
Change in fair value of derivative instruments	(48,403)	1,343
Income from cost and equity investments	1,085	1,835
Interest, net	(6,157)	(3,587)
Other	(9)	2,499
	(53,484)	2,090
Project income (loss)	(34,873)	12,189
Administrative and other expenses:		
Management fees and administration	1,200	1,131
Interest, net	10,549	7,040
Distribution, non-controlling interest	–	4,281
Income from change in non-controlling interest liability	–	(2,439)
Foreign exchange loss (gain)	2,481	(1,553)
Other expenses (income)	(369)	248
	13,861	8,708
Income (loss) before income taxes	(48,734)	3,481
Income tax expense (benefit)	(16,687)	160
Net income (loss)	(32,047)	3,321
Deficit, beginning of period	(53,236)	(33,843)
Cumulative effect of adopting new accounting policies (note 2)	124,245	–
Dividends paid	(5,610)	(3,824)
Retained earnings (deficit), end of period	$ 33,352	$ (34,346)
Income (loss) per share (note 6):		
Basic	$ (0.52)	$ 0.07
Diluted	(0.52)	0.07

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended March 31, Restated See Note 2(a) 2007	2006
	(Unaudited)	
Cash flows from (used in) operating activities:		
Net income (loss)	$ (32,047)	$ 3,321
Items not involving cash:		
Amortization	13,029	10,725
Earnings from equity investments	(1,085)	(1,835)
Change in fair value of non-controlling interest	–	(2,439)
Amortization of gas transportation contract commitment	(1,634)	(1,649)
Foreign exchange gain	1,795	(811)
Change in deferred revenue	(1,101)	(1,505)
Change in fair value of derivative instruments	48,403	(1,746)
Future income tax recovery	(17,363)	–
Other	(708)	(14)
Change in other operating balances	2,468	(3,465)
Indexed swap and hedge settlements	5,592	6,146
Distributions from equity investments	1,433	1,299
	18,782	8,027
Cash flows from (used in) financing activities:		
Proceeds from revolving credit facility borrowings	31,000	–
Dividends paid	(5,591)	(3,830)
Repayment of long-term debt	(55,689)	(4,037)
Repayment of obligations to non-controlling interest	(76,888)	–
Cash proceeds from escrow used for redemption	74,433	–
	(32,735)	(7,867)
Cash flows used in investing activities:		
Purchase of property, plant and equipment	(1,426)	(422)
Decrease in cash and cash equivalents	(15,379)	(262)
Cash and cash equivalents, beginning of period	68,627	43,858
Cash and cash equivalents, end of period	$ 53,248	$ 43,596
Supplemental cash flow information:		
Interest paid	$ 15,471	$ 11,582

See accompanying notes to consolidated financial statements.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

Atlantic Power Corporation (the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004 and continued to the Province of British Columbia on July 8, 2005. The Company issued income-participating securities ("IPSs") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive.

The Company currently owns indirect interests in 15 power generation projects and one transmission line located primarily in the United States of America (collectively, the "Projects"). Three of the Projects are wholly owned subsidiaries of the Company, being Onondaga Cogeneration Limited Partnership ("Onondaga"), Lake Cogen Ltd. and Atlantic Holdings Path 15, LLC ("Path 15").

1. Basis of presentation:

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006, as set out in the 2006 Annual Report since they do not contain all the disclosures that are required by Canadian generally accepted accounting principles for annual financial statements. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation as were used for the audited consolidated financial statements for the year ended December 31, 2006, except for the changes described in note 2.

There is some seasonality of the Company's revenues created by seasonal variances in demand for electric power, in some cases varied seasonal pricing for portions of the power purchase agreement payments and the typical scheduling of major facility maintenance in the spring and fall.

2. Changes in accounting policies:

(a) Financial instruments (restated):

On January 1, 2007, the Company adopted the new recommendations of Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income and Section 3251, Equity, from the Handbook of The Canadian Institute of Chartered Accountants. The retroactive application of the new standards does not require restatement of prior periods.

This change in accounting policy will result in significantly increased variability in net income but will not impact cash flows.

2. Changes in accounting policies (continued):

Section 3855, Financial Instruments - Recognition and Measurement, establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The standard requires that financial assets, financial liabilities and non-financial derivatives be recognized on the consolidated balance sheets.

Under this standard, all financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods is based on the classification of the financial instrument as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in earnings. Financial assets and liabilities classified as held-to-maturity are measured at amortized cost using the effective interest method of amortization.

Derivative instruments are recorded on the consolidated balance sheets at fair value unless the derivative instrument is a contract to buy or sell a non-financial item in accordance with the Company's expected purchase, sale or usage requirements, referred to as a "normal purchase or normal sale." Changes in the fair values of derivative instruments are recognized in earnings unless the derivative instrument qualifies and is designated as an effective cash flow hedge or a normal purchase or normal sale. Normal purchases and normal sales are exempt from the application of the standard and are accounted for as executory contracts. Changes in the fair value of a derivative instrument designated as an effective cash flow hedge are recorded in accumulated other comprehensive income, a component of equity.

Other significant accounting implications of Section 3855 include the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

2. Changes in accounting policies (continued):

As a result of adopting the requirements of Section 3855, the Company has determined that the power purchase agreement ("PPA") at the proportionately consolidated Chambers Project is a derivative instrument. The PPA does not qualify for normal purchases and normal sales and has not been designated as a hedge. Accordingly, the PPA has been recorded at its fair value in the consolidated balance sheets and changes in the fair value are recognized in change in fair value of derivative instruments in the consolidated statements of income and deficit.

The fair value of the PPA is measured by comparing the net present value of the cash flows expected to be received under the terms of the PPA to the net present value of the cash flows that would be received if the same volumes were sold at projected market power prices over the term of the contract expiring in 2024. Accordingly, periodic changes to the fair value of the PPA reflect changes in market conditions and do not directly impact the amount of cash flow the Chambers Project will receive under the terms of the PPA.

The impact of this change was to increase opening retained earnings (deficit) as of January 1, 2007 by $212,183 to reflect the fair value of the PPA in the amount of $155,762 and the removal from the consolidated balance sheet of the unamortized cost of the PPA in the amount of $56,421 (previously presented in other liabilities) on that date. As of March 31, 2007, the fair value of the PPA in the amount of $106,519 was reflected in the consolidated balance sheets as $11,319 in current portion of derivative instruments asset and $95,200 as derivative instruments asset. The change in fair value of the PPA for the three months ended March 31, 2007 is recorded as a loss in the amount of $49,243 in the consolidated statements of income and deficit.

During the second quarter of 2007, it was determined that a future tax liability should be reflected as a result of the adjustments to opening retained earnings (deficit) as of January 1, 2007 described above. As a result, opening retained earnings as of January 1, 2007 has been reduced by $87,938 with a corresponding increase in the

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

2. Changes in accounting policies (continued):

future tax liability. In addition, the change in the fair value of the Chambers PPA resulted in a reduction in the future tax liability of $19,697 in the three months ended March 31, 2007. These amounts were recorded as a credit to income taxes in the consolidated statement of operations and retained earnings (deficit) in the three months ended March 31, 2007. The impact of this correction is to reduce the previously reported loss for the three months ended March 31, 2007 by $17,693 or $0.29 per IPS. Accordingly, income tax expense (benefit), net income (loss) and income (loss) per IPS are restated to ($16,687), ($32,047) and ($0.52), respectively, for the three months ended March 31, 2007 and the future tax liability as of March 31, 2007 was $87,676.

Deferred financing costs in the amount of $10,990 as of January 1, 2007 have been reclassified and presented together with the respective debt instrument to which the costs relate and are now being amortized using the effective interest method. The difference between the straight-line and effective interest methods of amortization of these costs is de minimus.

See note 4 for information about other financial instruments that were not impacted by he adoption of Section 3855.

Section 3865, Hedges, specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for fair value hedges and cash flow hedges. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale of the hedged item. As of March 31, 2007, the Company has not designated any derivative instruments as a cash flow hedge or a fair value hedge.

Section 1530, Comprehensive Income, establishes standards for the reporting and display of comprehensive income which consists of net income and other comprehensive income ("OCI"). OCI is presented as a component of equity and is comprised of certain changes in shareholders' equity that are not recognized in net income. Examples of items included in OCI include the effective portion of the changes in fair value of derivative instruments designated as a cash flow hedge and changes in the currency translation adjustment relating to self-sustaining foreign operations. As of March 31, 2007, the Company does not have any items recorded in OCI.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

2. Changes in accounting policies (continued):

Section 3251, Equity, establishes standards for the presentation of equity and changes in equity during the reporting period, in addition to the requirement in Section 1530. The adoption of Section 1530 had no impact on the Company's consolidated financial statements.

(b) Long-term incentive plan:

The officers and other employees of Atlantic Power Management, LLC (the "Manager") are eligible to participate in the Atlantic Holdings' Long-Term Incentive Plan ("LTIP"), as determined by the independent members of the Board of Directors of the Company. On an annual basis, the Board of Directors establishes awards that are based on the cash flow performance of the Company, each participant's base salary and the market price of the IPSs at the award date. Awards are granted in the form of notional units that have similar economic characteristics to the Company's IPSs. Notional units vest over a three-year period and are redeemed in a combination of cash and IPSs upon vesting. Unvested notional awards are entitled to receive distributions equal to the distributions per public IPS during the vesting period and are awarded in the form of additional notional units. Unvested awards are subject to forfeiture if the participant is not an employee of the Manager at the vesting date or if the Company does not meet certain ongoing cash flow performance targets.

Compensation expense related to awards granted to participants in the LTIP is recorded over the vesting period based on the estimated fair value of the award at each balance sheet date. Forfeitures are recorded as they occur and are not included in the estimated fair value of the awards. The aggregate number of IPSs which may be issued from treasury under the LTIP is limited to one million.

On March 28, 2007, the Board of Directors approved grants of notional units to acquire a maximum of 172,071 IPSs under the terms of the LTIP. The grant date for the awards for accounting purposes occurred when participants were informed of the details of their awards in April 2007. As a result, no compensation expense related to the LTIP was recorded in the three-month periods ended March 31, 2007 and 2006.

2. Changes in accounting policies (continued):

(c) Long-term investments:

During the three months ended March 31, 2007, management reviewed its accounting for its investments in the Gregory and the Selkirk Projects that have historically been accounted for using the equity method. Based on a current assessment, management has determined that as of January 1, 2007, the cost method of accounting is appropriate for these investments. Beginning January 1, 2007, the Company has prospectively changed its accounting for its investments in the Gregory and Selkirk Projects from the equity method to the cost method of accounting. Under the cost method, investment income is recorded to the extent of distributions received from the Projects. This change in accounting policy does not impact cash flow.

The Company's investments in the Delta Person, Jamaica and Rumford Projects continue to be recorded under the equity method of accounting and are also included in long-term investments in the consolidated balance sheets.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

3. **Related party transactions:**

In connection with the Company's initial public offering, the Existing Investors acquired the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest for a two-year period from November 18, 2004. This liquidity right was treated as a liability of the Company and recorded at fair value on the consolidated balance sheets. Any change in the non-controlling interest liability was recognized in the consolidated statements of income and retained earnings (deficit) as a change in non-controlling interest liability.

The Existing Investors have exercised the liquidity right in a series of transactions since the initial public offering through February 2007 as follows:

Date	Amount paid to Existing Investors	Incremental share[(i)]
October 2005	$ 64,374	12.0%
October 2006	87,287	15.5%
February 2007	76,888	14.4%

[(i)] Represents incremental portion of Atlantic Holdings purchased by the Company from the Existing Investors in the transaction.

The amounts paid to the Existing Investors in the transactions above were financed by the Company through the sale of IPSs and convertible debentures.

At December 31, 2006, $74,433 restricted cash included in the consolidated balance sheets was held in escrow pending regulatory approval of a transaction whereby the remaining interests of the Existing Investors were acquired by Atlantic Holdings. In February 2007, the required regulatory approval was obtained and the transaction was completed. As of March 31, 2007, Atlantic Holdings is a wholly owned subsidiary of the Company and the liquidity right of the Existing Investors has been extinguished.

During the three months ended March 31, 2007, in accordance with the Management Agreement, the Company paid management and incentive fees and cost reimbursements of $836 (2006 - $871) to the Manager.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

4. Financial instruments:

(a) Indexed Swap and Indexed Swap Hedge:

A swap agreement ("Indexed Swap") exists between the power utility and Onondaga, which replaced Onondaga's original power purchase contract. The Indexed Swap expires on June 30, 2008. The Indexed Swap is a financial instrument under which the utility company makes monthly payments to Onondaga based upon the differential between an indexed "contract price" and a market reference price for electricity. The indexed contract price fluctuates in relation to the market cost of natural gas and a prescribed index of inflation. The notional quantity of electricity for the purpose of these calculations is fixed for the full term of the Indexed Swap.

In May 2004, a subsidiary of Onondaga entered into commodity derivative instruments ("Indexed Swap Hedge"), in order to lock in favorable gas, power and capacity pricing under the Indexed Swap. The Indexed Swap Hedge extends through June 30, 2008 and removes almost all commodity price risk from the Indexed Swap through its term.

The Indexed Swap and Indexed Swap Hedge are recorded at fair value and included in derivative instruments in the consolidated balance sheets. Changes in the fair values of derivative instruments are recorded in change in fair value of derivative instruments in the consolidated statements of income and retained earnings (deficit).

Changes related to the Indexed Swap asset are summarized below:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Fair value, beginning of period	$ 50,124	$ 107,914
Decrease in fair value	(9,854)	(12,625)
Settlements received (paid)	8,057	(8,539)
Fair value, end of period	$ 48,327	$ 86,750

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

4. Financial instruments (continued):

Changes related to the Indexed Swap Hedge liability:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Fair value, beginning of period	$ 18,989	$ 58,547
Increase (decrease) in fair value	5,422	(13,968)
Settlements paid	(2,465)	(2,393)
Fair value, end of period	$ 21,946	$ 42,186

(b) Foreign currency contracts:

The Company uses forward foreign currency contracts to manage its exposure to changes in foreign currency exchange rates as the Company earns its income principally in the United States and has the obligations to make distributions predominantly in Canadian dollars. Since its inception, the Company has established a hedging strategy for the purpose of reinforcing the long-term sustainability of its distributions. The Company has entered into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2011 at the current annual distribution level of Cdn. $1.06 per IPS to all holders, as well as interest payments on the Subordinated Notes. Changes in the fair market value of the Company's forward contracts partially offset exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations. The following table summarizes the Company's forward foreign currency contracts with monthly settlement terms as of March 31, 2007:

	Notional monthly amounts		
Date	Sell U.S. dollars	Buy Canadian dollars	Average rate
Current - 2009	4,811	5,800	1.2055
2010	5,167	5,800	1.1225
2011	5,494	5,800	1.0557

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

4. **Financial instruments (continued):**

In addition to the forward contracts in the table above that settle on a monthly basis, the Company has executed forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make semi-annual payments on the convertible debentures. The contracts provide for the purchase of Cdn. $2.1 million and Cdn. $1.9 million in April 2007 and October 2007, respectively, at a rate of 1.1240 Canadian dollars per U.S. dollar and the purchase of Cdn. $1.9 million in April and in October of 2008 through 2011 at a rate of 1.1075 Canadian dollars per U.S. dollar.

Forward foreign currency contracts are recorded at fair value and are included in other assets in the consolidated balance sheets.

The foreign exchange loss (gain) of $2,481 (2006 - ($1,553)) during the three months ended March 31, 2007 primarily reflects unrealized foreign exchange gains on the U.S. dollar equivalent of the Company's Canadian dollar-denominated obligation related to convertible debentures and subordinated notes, unrealized foreign exchange losses on the changes in the fair market value of the Company's forward contracts and realized foreign exchange gains on forward contract settlements during the period. Foreign exchange gains (losses) are as follows:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Subordinated Notes and convertible debentures	$ (2,524)	$ 1,076
Non-controlling interest	–	720
Forward contacts	729	(985)
Unrealized foreign exchange gains (losses)	(1,795)	811
Realized foreign exchange gains (losses) on forward contract settlements	(686)	742
	$ (2,481)	$ 1,553

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

5. Path 15 Project financing:

The acquisition of the Path 15 Project closed on September 15, 2006 and was financed with an acquisition credit facility in the amount of $88,000 (the "Acquisition Credit Facility") at Atlantic Holdings. The Acquisition Credit Facility had an outstanding balance of $51 million at December 31, 2006. The remaining outstanding balance was paid in the first quarter of 2007 using cash on hand and $31 million drawn from the Company's revolving credit facility.

6. Basic and diluted income (loss) per share:

Basic income (loss) per share has been calculated using the weighted average number of units outstanding during the three months ended March 31, 2007 of 61,470,500 (2006 - 44,339,500).

Diluted income (loss) per share is computed by assuming that the convertible debentures are converted into 4,838,712 IPSs for the three months ended March 31, 2007.

Because the Company reported a loss during the three months ended March 31, 2007, the effect of including these shares in the calculation is anti-dilutive. During the three months ended March 31, 2006, there were no potentially dilutive securities outstanding.

7. Commitments and contingencies:

From time to time, the Company, its subsidiaries and the Projects are parties to disputes and litigation that arise in the normal course of business. The Company assesses its exposure to these matters and records estimated loss contingencies when a loss is likely and can be reasonably estimated. There are no matters pending as of March 31, 2007 which are expected to have a material impact on the Company's financial position or results of operations.

8. Comparative figures:

Certain 2006 figures have been reclassified to conform to the financial statement presentation adopted in 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis ("MD&A") of financial condition and results of operations should be read in conjunction with the unaudited financial statements of Atlantic Power Corporation ("Atlantic Power" or the "Company") for the three months and six months ended June 30, 2007. All dollar amounts in this MD&A are in thousands of U.S. dollars, unless otherwise stated. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Forward-Looking Statements

Certain statements in this MD&A constitute forward-looking statements, which reflect the expectations of the management of Atlantic Power Management, LLC (the "Manager"), the manager of the Company regarding the Projects and the anticipated financial results and operations of the Projects (as defined below). Words such as "will", "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements reflect current expectations regarding future events and operating performance. Forward-looking statements involve a variety of significant risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, fuel and electricity prices, weather, economic conditions and other factors that could cause actual results to differ materially from those contemplated by these statements and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or when such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed in the "Risk Factors" section in this MD&A and under "Risk Factors" in the Company's Annual Information Form dated March 28, 2007. All forward-looking statements in this MD&A are qualified by these cautionary statements. Except as required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Information contained in this MD&A is based on information available to management as of August 14, 2007.

Copies of financial data and other publicly filed documents, including the Company's annual information form, are available through the Internet on SEDAR at www.sedar.com under "Atlantic Power Corporation" or on the Company's website at www.atlanticpowercorporation.com.

Overview

The Company currently has 61,470,500 income participating securities ("IPSs") and Cdn$60 million principal amount of 6.25% convertible secured debentures due October 31, 2011 (the "Debentures") outstanding, and owns 100% of the membership interests in Atlantic Power Holdings, LLC ("Holdings"). Holdings was formed in 2004 to acquire indirect interests in a diversified portfolio of power generating facilities located primarily in major markets in the United States from ArcLight Energy Partners Funds I, L.P. ("Fund I") and ArcLight Energy Partners Funds II, L.P. ("Fund II", and, together with Fund I, the "ArcLight Funds") and Caithness Energy, LLC ("Caithness") (together with the ArcLight Funds, the "Existing Investors"). As of February 2007, Holdings is a wholly-owned subsidiary of the Company.

Each IPS is comprised of: (1) one common share of the Company ("Common Share"); and (2) Cdn$5.767 aggregate principal amount of 11.0% subordinated notes of the Company ("Subordinated Notes"). IPS investors receive a monthly distribution comprised of a dividend payment on the common share and an interest payment on the Subordinated Notes. The current annual rate of the total distribution is Cdn$1.06 per IPS. The Debentures were issued on October 11, 2006 and bear interest at an annual rate of 6.25%, payable semi-annually in arrears on April 30 and October 31 of each year commencing on April 30, 2007.

As of June 30, 2007, the Company owned interests in 14 power generating facilities in the United States and one in Jamaica, and a transmission line located in central California (collectively, the "Projects" and individually a "Project"). The generating Projects have a combined total power generating capacity of approximately 2,160 megawatts ("MW"). The Company's interest in the Projects represented approximately 860 MW of power generating capacity as of June 30, 2007. Most of the generating Projects sell their power under long-term power purchase agreements ("PPAs") to investment-grade utilities or other purchasers. These agreements are typically structured to stabilize cash flows by: (1) providing a significant portion of revenues via steady capacity or tolling payments generally designed to provide a return of and on capital and to cover fixed costs regardless of how much electricity the plant is called upon to produce, provided that the plant meets an availability requirement; and (2) passing most of the generating Projects' fuel costs through to the purchasers. As a result, variations in the portfolio's cash flow based on changes in the amount of power generated, spot market electricity prices and fuel price changes are significantly mitigated.

The Path 15 transmission line is a United States Federal Energy Regulatory Commission ("FERC") regulated asset with a 30-year regulatory life. Its annual revenue requirement is established by FERC and is collected by the California Independent System Operator ("CAISO") from utilities in California without variations from changes in power prices or line usage and with virtually no technical or operating risks.

The Company's objectives are to maintain the stability and sustainability of cash distributions to holders of IPSs in the form of interest payments on Subordinated Notes and dividends on Common Shares, and to increase, when prudent, dividends on the Common Shares. To achieve these objectives, Company management, working directly with project managers, focuses on cash flows of the existing Projects by improving facility performance, increasing output and efficiency, optimizing contracts and managing other project risks. In addition, the Company has a focused growth strategy that includes consolidating interests in Projects in which it currently owns an interest and making accretive acquisitions with a primary focus on the electric power industry in the United States and Canada.

Management believes that opportunities for accretive acquisitions will be available based on a number of factors, including continued electricity demand growth and the corresponding need for new power plants, increased liquidity in the secondary market for ownership interest in power-related assets, and superior access to potential growth transactions through ArcLight, certain of the Company's institutional investors and the Manager's industry contacts. Competitors for these opportunities include private equity funds, power income funds and other sources of capital.

The most significant economic factors affecting the Company's performance are changes in interest rates, credit spreads and the currency exchange rates between the U.S. dollar and the Canadian dollar. Most debt at the Projects bears interest at a fixed rate, but a small amount does have exposure to variability in interest rates. Substantially all of the Company's operating cash flow is earned in U.S. dollars and a large portion of the Company's cash obligations, primarily distributions on IPSs and interest payments on the Debentures, is denominated in Canadian dollars. See "Financial and Other Instruments" in this MD&A for more information about these economic risks and the Company's strategy for managing these risks.

Non-GAAP Financial Measures

Cash Flow Available for Distribution is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distribution is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities from the Company's financial statements to Cash Flow Available for Distribution is set out in the "Calculation of Cash Flow Available for Distribution" section of this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Earnings before interest, taxes, depreciation and amortization and change in fair value of derivative instruments ("Adjusted EBITDA") are not measures recognized under GAAP and do not have a standardized meaning prescribed by GAAP. Management uses unaudited Adjusted EBITDA at the Projects to provide comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Recent Transactions

In August 2007, the Company amended its revolving credit facility. Under the terms of the amendment, the total amount available under the credit facility has been increased from $75 million to $100 million, of which $50 million may be utilized for letters of credit. The November 2008 maturity date of the credit facility has been extended to August 2012 with an option for the Company to extend the maturity date by one additional year. See "Liquidity and Capital Resources – CREDIT FACILITY" in this MD&A for additional information.

In August 2007, the Pasco Project signed a new ten-year tolling agreement with Tampa Electric Company ("TECO"). Under the terms of the tolling agreement, which is effective from 2009-2018, all of the capacity and energy of the Project is dedicated to TECO and the Project does not retain any fuel or electricity price risk. The agreement is subject to customary approval by the Florida Public Service Commission. The Company expects to receive annual distributions from the Pasco Project of approximately $2 million during the term of the agreement.

In July 2007, the Gregory Project executed a PPA with Fortis Merchant and Private Banking ("Fortis"). The PPA begins when the current PPA at the Project expires in 2009 and extends for five years, through 2013. The PPA is structured as a tolling agreement whereby the Project receives rental payments for making the plant available and is not exposed to fuel or electricity price risk. Based on the terms of the new PPA, the terms of the project-level financing arrangements and the forecasted operations of the plant, the Company expects to receive project distributions from Gregory in the range of $10 million to $12 million in 2008, including approximately $8 million attributable to the release of project-level debt service reserves.

In July 2007, a subsidiary of The Company entered into an agreement to sell its equity investment in the Jamaica Project for $6.2 million. The carrying value of the Jamaica Project at June 30, 2007 exceeds the sales price and, accordingly, an impairment charge in the amount of $5.1 million was recorded in the second quarter of 2007. The sale transaction is expected to close before the end of 2007.

In June 2007, the Onondaga Project paid $9.75 million to an unrelated third party in exchange for the assumption by the third party of long-term gas transportation contractual obligations that are not required for the operations of the Project. The carrying value of the gas transportation liability at the date of the transaction exceeded the amount paid by the Onondaga Project to extinguish the liability, resulting in a gain of approximately $10.0 million in the second quarter of 2007. The Onondaga Project funded the transaction with a $9.75 million contribution from the Company, which was partially funded by a $9.4 million release of restricted cash at the Path 15 Project. The Company had previously intended to extinguish this liability in 2008, but management determined that it was more economical to execute the transaction in the second quarter of 2007. See "Liquidity and Capital Resources –RESTRICTED CASH" in this MD&A for additional information.

In February 2007, the Rumford Project executed an Interim Financial Consolidation Agreement ("IFCA") with its steam host, the Rumford Paper Company ("Rumford Paper"). The IFCA consolidates the payment obligations of the various agreements between the Rumford Project and Rumford Paper into fixed payment obligations commencing January 1, 2007. The effect of the IFCA is similar to a lease wherein Rumford Paper assumes the risk of fuel and power price volatility as well as most operating costs. Payments under the IFCA will be made quarterly to the partnership over a three-year term ending

December 31, 2009. The Company expects to receive annual project distributions of approximately $2.7 million during the term of the IFCA compared to project distributions in the amount of $2.3 million received in 2006 from Rumford.

On December 20, 2006, the Company announced that it had agreed to sell, on a private placement basis, a total of 8,600,000 IPSs to three institutional investors, including Caisse de dépôt et placement du Québec ("CDP"), as well as Cdn$3.0 million principal amount of Subordinated Notes issued and sold separately from the IPSs of the Company (the "Separate Subordinated Notes"). This transaction increased CDP's ownership in the Company to 19% of IPSs outstanding. Net proceeds were used by the Company in February 2007 to acquire all of the remaining interest of the Existing Investors in Holdings.

Changes in Accounting Policies

FINANCIAL INSTRUMENTS

On January 1, 2007, the Company adopted the new recommendations of Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income and Section 3251, Equity, from the Handbook of The Canadian Institute of Chartered Accountants (the "Handbook"). The retroactive application of the new standards does not require restatement of prior periods.

This change in accounting policy will result in significantly increased variability in net income but will not impact cash flows.

Section 3855, Financial Instruments - Recognition and Measurement, establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The standard requires that financial assets, financial liabilities and non-financial derivatives be recognized on the consolidated balance sheets.

Under this standard, all financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods is based on the classification of the financial instrument as held-for-trading or available-for-sale assets or liabilities, held-to-maturity or available for-sale investments or loans and receivables. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Chambers Power Purchase Agreement

As a result of adopting the requirements of Section 3855, the Company has determined that the power purchase agreement ("PPA") at the proportionately consolidated Chambers Project is a derivative instrument. The PPA does not qualify for exclusion from Section 3855 and has not been designated as a hedge. Accordingly, the PPA has been recorded at its fair value in the consolidated balance sheets and changes in the fair value are recognized in change in fair value of derivative instruments in the consolidated statements of income and deficit.

The fair value of the PPA is measured by comparing the net present value of the cash flows expected to be received under the terms of the PPA to the net present value of the cash flows that would be received if the same volumes were sold at projected market power prices over the term of the contract expiring in 2024. Accordingly, periodic changes to the fair value of the PPA reflect changes in market conditions and do not directly impact the amount of cash flow the Chambers project will receive under the terms of the PPA.

The impact of this change was to increase opening retained earnings (deficit) as of January 1, 2007 by $212,183 to reflect the fair value of the PPA in the amount of $155,762 and the removal from the consolidated balance sheet of the unamortized cost of the PPA in the amount of $56,421 (previously

presented as a credit in other intangible assets) on that date. As of June 30, 2007, the fair value of the PPA in the amount of $82,260 was reflected in the consolidated balance sheets as $8,580 included in current portion of derivative instruments asset and $73,680 included in derivative instruments asset. The change in fair value of the PPA for the three and six months ended June 30, 2007 is recorded as a loss in the amount of $24,260 and $73,503, respectively, in the consolidated statements of income and deficit.

During the second quarter of 2007, it was determined that a future tax liability should be reflected as a result of the adjustments to opening retained earnings (deficit) as of January 1, 2007 described above. As a result, opening retained earnings as of January 1, 2007 has been reduced by $87,938 with a corresponding increase in the future tax liability. In addition, the change in the fair value of the Chambers PPA resulted in a reduction in the future tax liability of $9,704 and $29,401, respectively, in the three and six months ended June 30, 2007. These amounts were recorded as a credit to income taxes in the consolidated statement of operations and retained earnings (deficit) in the three and six months ended June 30, 2007. The impact of this correction is to reduce the previously reported loss for the three months ended March 31, 2007 by $17,693 or $0.29 per IPS. Accordingly, income tax expense (benefit), net income (loss) and income (loss) per IPS are restated to $16,687, ($32,047) and ($0.52), respectively, for the three months ended March 31, 2007 and the future tax liability as of March 31, 2007 was $87,676.

Deferred Financing Costs

Deferred financing costs in the amount of $10,990 as of January 1, 2007 have been reclassified and presented together with the respective debt instrument to which the costs relate and are now being amortized using the effective interest method. The difference between the straight-line and the effective interest methods of amortization of these costs is de minimus.

See Note 2(a) to the Interim Consolidated Financial Statements for the three months ended June 30, 2007 for additional information about the adoption of the Handbook Sections described above.

LONG-TERM INCENTIVE PLAN

The officers and other employees of Atlantic Power Management, LLC (the "Manager") are eligible to participate in the Company's Long-Term Incentive Plan ("LTIP"), as determined by the independent members of the Board of Directors of the Company. On an annual basis, the Board of Directors establishes awards that are based on the cash flow performance of the Company in the most recently completed year, each participant's base salary and the market price of the IPSs at the award date. Awards are granted in the form of notional units that have similar economic characteristics to the Company's IPSs. Notional units vest over a three-year period and are redeemed in a combination of cash and IPSs upon vesting. Unvested notional awards are entitled to receive distributions equal to the distributions per public IPS during the vesting period and are awarded in the form of additional notional units. Unvested awards are subject to forfeiture if the participant is not an employee of the Manager at the vesting date or if the Company does not meet certain ongoing cash flow performance targets.

Compensation expense related to awards granted to participants in the LTIP is recorded over the vesting period based on the estimated fair value of the award at each balance sheet date. Forfeitures are recorded as they occur and are not included in the estimated fair value of the awards. The aggregate number of IPSs which may be issued from treasury under the LTIP is limited to one million.

On March 28, 2007, the Board of Directors approved grants of notional units to acquire 172,071 IPSs under the terms of the LTIP. The vesting of the granted notional units occurs ratably over three years and is subject to the Company achieving future performance targets. The measurement date for the awards for accounting purposes occurred when participants were informed of the details of their awards in April 2007. As a result, compensation expense related to the LTIP in the amount of $0.3 million was recorded in the three and six month periods ended June 30, 2007. No compensation expense related to the LTIP was recorded in the three and six-month periods ended June 30, 2006.

LONG-TERM INVESTMENTS

During the first quarter of 2007, management reviewed its accounting for its investments in the Gregory and the Selkirk Projects that have historically been accounted for using the equity method. Based on a current assessment, management determined that as of January 1, 2007, the cost method of accounting is appropriate for these investments. Beginning January 1, 2007, the Company has prospectively changed its accounting for its investments in the Gregory and Selkirk Projects from the equity method to the cost method of accounting. Under the cost method, investment income is recorded to the extent of distributions received from the Projects. This change in accounting does not impact cash flow.

The Company's investments in the Delta Person and Rumford Projects continue to be recorded under the equity method of accounting and are also included in long-term investments in the consolidated balance sheets. As a result of the pending sale of the Company's investment in the Jamaica Project, it is recorded at fair value and is included in long-term investments in the consolidated balance sheet at June 30, 2007.

Selected Financial Data (in thousands of U.S. dollars, except as otherwise stated)

(unaudited)	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Project income				
Project revenue	70,146	56,546	137,487	110,310
Project expenses	50,225	42,218	98,955	85,883
Project other income (expense)[1]	(17,261)	2,517	(70,745)	4,607
Total project income	2,660	16,845	(32,213)	29,034
Administrative and other expenses				
Management fees and administration	2,182	1,749	3,382	2,880
Interest, net	11,594	7,170	22,143	14,210
Distribution, non-controlling interest	-	4,412	-	8,693
Income from change in non-controlling interest liability	-	(10,786)	-	(13,225)
Foreign exchange loss	12,228	9,104	14,709	7,551
Other expense (income)	523	247	154	495
Total administrative and other expenses	26,527	11,896	40,388	20,604
Income (loss) before income taxes	(23,867)	4,949	(72,601)	8,430
Income tax expense	321	293	(16,366)	453
Net income (loss)	(24,188)	4,656	(56,235)	7,977
Basic earnings (loss) per share, US$	$(0.39)	$0.11	$(0.91)	$0.18
Basic earnings (loss) per share, Cdn$	$(0.44)	$0.12	$(1.02)	$0.21
Diluted earnings (loss) per share, US$	$(0.39)	$0.11	$(0.91)	$0.18
Diluted earnings (loss) per share, Cdn$	$(0.44)	$0.12	$(1.02)	$0.21
Total assets at June 30	1,185,294	874,892	1,185,294	874,892
Total long-term liabilities at June 30	844,130	688,269	844,130	688,269
Cash flows from operating activities	11,927	15,978	30,709	24,005

1 Includes investment income from partnerships of $693 and $1,989 for the three month periods ended June 30, 2007 and June 30, 2006 and $1,778 and $3,824 for the six-month periods ended June 30, 2007 and 2006 from Projects in which the Company owns interest of between 17.1% and 40.0%, accounted for on the cost or equity basis. Also includes non-cash mark-to-market losses from the change in fair value of derivative instruments of $23,505 and 71,908, respectively, for the three and six months ended June 30, 2007.

Results of Operations for the Three and Six-Month Periods Ended June 30, 2007

OVERVIEW

Project income is the primary GAAP measure of the Company's operating results and is discussed in the "Project Operations Performance – Three-Month and Six Month Periods Ended June 30, 2007" section below. In addition, an analysis of non-project expenses impacting the results of the Company is set out in the "Administrative and Other Expenses" section below.

Significant non-cash items, which are subject to potentially significant fluctuations, include: (1) the change in fair value of certain financial instruments and non-financial derivatives which are required by GAAP to be revalued at each balance sheet date (see "Financial and Other Instruments" in this MD&A for

additional information); (2) the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange fluctuations from period to period on the U.S. dollar equivalent of the Company's Canadian dollar-denominated debt and the mark-to-market value of currency forward contracts; and (3) for periods prior to January 1, 2007, the change in fair value of the non-controlling interest previously held in Holdings by the Existing Investors.

Cash flow available for distribution was $17,413 and $38,232 for the three and six months ended June 30, 2007, respectively, compared to $21,137 and 31,380, respectively for the same periods in 2006, representing a decrease of 18% in the second quarter and an increase of 22% for the year-to-date periods. See the "Cash Flow Available for Distribution" section of this MD&A for additional information.

Net loss for the three and six months ended June 30, 2007 was $24,188 and $56,235, respectively, compared to net income of $4,656 and 7,977, respectively, for the comparable periods in 2006. The change reflects project income (loss) of $2,660 and ($32,213), respectively, during the three and six month periods ended June 30, 2007, attributable to the non-cash change in fair value of derivative instruments of $23,505 for the second quarter of 2007 and $71,908 for the six months ended June 30, 2007. Excluding the non-cash change in fair value of derivative instruments and related future taxes, the net loss for the three months ended June 30, 2007 would have been $683 and the net income for the six months ended June 30, 2007 would have been $15,673. See "PROJECT INCOME" in this MD&A for additional information.

Administrative and other expenses increased by $14,631 to $26,527 for the three months ended June 30, 2007 and increased by $19,784 to $40,388 for the six months ended June 30, 2007. The increase includes higher interest expense and a higher foreign exchange loss in the 2007 periods. In addition, the net impact of the non-controlling interest liability reduced administrative and other expenses during the three and six months ended June 30, 2006 by 10,786 and 13,225, respectively. The non-controlling interest liability was extinguished as a result of the redemption of Existing Investor interest in the fourth quarter of 2006 and has no impact on 2007 results. Excluding the impact of the non-controlling interest liability on the 2006 amounts, the increase in administrative and other expenses for the three and six months ended June 30, 2007 over the comparable 2006 periods would have been $3,845 and $6,559. See "ADMINISTRATIVE AND OTHER EXPENSES" in this MD&A for additional information.

The Company is organized as a Canadian corporation but pays income taxes primarily in the United States and in the individual states in which it operates. The Company's taxable income has historically not been significant and therefore net cash taxes have also not been significant. The adoption of the new accounting standards related to financial instruments as of January 1, 2007 resulted in the PPA at the Chambers Project being recorded at fair value at each balance sheet date. Accounting for this contract at fair value has resulted in significant volatility in its recorded value. The future tax liability related to these changes in fair value has also changed significantly from period to period and is expected to continue to be subject to significant variations in future periods. Accordingly, a significant portion of the amounts recorded as income taxes in the consolidated statement of operations and deficit relates to fluctuations in the future tax liability that result from changes in the market value of the Chambers PPA. Management does not expect these fluctuations in income taxes for book purposes to result in material cash payments of taxes in the foreseeable future.

PROJECT INCOME

Project revenue totalled $70,146 and $137,487 during the three and six months ended June 30, 2007, an increase of $13,600 and $27,177, respectively, from the same periods in the prior year. The increase in project revenues during the first half of 2007 was attributable to the following factors:

- the operations of the Path 15 Project acquired in the third quarter of 2006
- increased revenues at the Chambers Project as a result of increased generation and higher spot market prices
- higher variable energy payments at Badger Creek under the Project's power purchase agreement due to higher natural gas prices in the three and six months ended June 30, 2007

For the three-month period ended June 30, 2007, revenues at the Mid-Georgia Project increased by 55% over the prior year second quarter as a result of higher dispatch from the Project's PPA counterparty due to warmer than average weather in the region.

Project expenses increased by $8,007 or 19% to $50,225 during the three months ended June 30, 2007 compared to the prior year as a result of:

- higher fuel expense at Mid-Georgia resulting from higher dispatch from the Project's PPA counterparty
- increased fuel and maintenance expenses at Badger Creek as a result of higher natural gas prices and increased costs associated with a planned outage
- additional depreciation expense attributable to the acquisition of the Path 15 Project in the third quarter of 2006

For the six months ended June 30, 2007, project expenses increased by $13,072 or 15% to $98,955 over the same period in 2006. In addition to the factors described above for the second quarter 2007, the higher expenses in the year-to-date period include increased operations and maintenance expense at Lake due to a non-recurring property tax refund received in the first quarter of 2006 and higher fuel prices at Orlando; partially offset by decreased maintenance expense at Pasco related to expenses associated with an outage and turbine upgrade in the first quarter of 2006.

Project other income (expense) of ($17,261) and ($70,745) during the three and six months ended June 30, 2007, respectively, includes a non-cash charge attributable to the change in fair value of derivative instruments of $23,505 and $71,908, respectively. The change in fair value of derivative instruments is comprised of (1) a decrease in the fair value of the Chambers PPA of $24,261 and $73,504, respectively, for the three and six month periods in 2007, driven by changes in forecasted long-term commodity prices; partially offset by (2) the net change in fair value of the indexed swap derivative instruments at the Onondaga Project in the net amount of $756 and $1,596, respectively, for the second quarter and year-to-date periods in 2007.

The increase in project interest expense during the six months ended June 30, 2007 compared to the same period in 2006 is attributable to non-recourse project-level debt associated with Path 15, which was acquired in September 2006. In addition, the Chambers Project recorded higher interest expense in the second quarter of 2007 due to the absence of a positive adjustment in 2006 to the fair value of a Project-level interest rate swap that does not qualify for hedge accounting.

Other income of $10,041 and $10,032 for the three and six month periods ended June 30, 2007, respectively, is primarily attributable to the settlement of a gas transportation contract liability at the Onondaga Project in June 2007 (see "Recent Transactions" in this MD&A for additional information). Other income of $2,499 in the six months ended June 30, 2006 represents fees received as consideration for amendments to fuel contracts at two of the Projects during the first quarter of 2006.

ADMINISTRATIVE AND OTHER EXPENSES

Management fees and administration includes the costs of operating a public company, as well as the fees and costs associated with the Manager. The Manager is indirectly owned by the ArcLight Funds and receives compensation in the form of an annual base fee which is indexed to inflation and an incentive fee that is equal to 25% of cash distributions to IPS holders and Existing Investors in excess of Cdn$1.00 per year per IPS. The Company also reimburses the Manager for reasonable costs incurred to manage the Company. The increase in management fees and administration during the three and six month periods ended June 30, 2007 is primarily attributable to personnel additions in the Company's headquarters office and the expense recognized related to awards under the Company's LTIP.

Interest expense primarily relates to required interest payments to holders of the Subordinated Notes and the Debentures. The increase in net interest expense during the three and six month periods ended June 30, 2007 is due to the issuance of the Debentures and additional Subordinated Notes in the fourth quarter of 2006. Earnings on higher levels of cash and cash equivalents invested in the three and six month periods ended June 30, 2007, as well as higher short-term interest rates on these investments, partially offset this increase in interest expense.

Prior to December 31, 2006, distributions to non-controlling interest represented distributions paid by Holdings on membership interests owned by the Existing Investors. As described in "Recent Transactions" in this MD&A, the Company acquired all of the remaining Existing Investors' interest in Holdings in February 2007 and, accordingly, no further distributions will be paid to the Existing Investors. Also related to the Existing Investors interest in Holdings prior to 2007, the loss (income) from change in non-controlling interest represented: (1) the change in the fair value of the liability during each period based on the market value of the IPSs at each balance sheet date; and (2) the reduction in the liability resulting from the redemptions of the Existing Investors' interest in Holdings that occurred in the fourth quarter of 2006.

Prior to December 31, 2006, the non-controlling interest liability was estimated at each balance sheet date based on the market value of the Company's IPSs at the balance sheet date multiplied by the number of membership interest in Holdings owned by the Existing Investors at that date. In December 2006, the final amount to be paid to the Existing Investors for its remaining interest in Holdings was determined based on the net price received per IPS for the Company's sale, on a private placement basis, of 8,600,000 IPSs (see "Recent Transactions" in this MD&A for additional information). As a result, the liability was recorded at $76.9 million at December 31, 2006 and this amount was paid to the Existing Investors in February 2007 to redeem their remaining interest in Holdings, extinguishing the liability. Beginning in 2007, the financial statements no longer reflect income variations that are attributable to changes in the non-controlling interest liability.

Foreign exchange loss (gain) primarily reflects the unrealized impact of changes in foreign exchange rates on the U.S. dollar equivalent of the Company's Canadian dollar-denominated obligations to holders of Subordinated Notes and Debentures and, prior to 2007, obligations to non-controlling interest. In addition, unrealized and realized gains and losses on the Company's forward contracts for the purchase of Canadian dollars to satisfy these obligations are included in foreign exchange loss (gain).

The Canadian dollar to U.S. dollar exchange rate declined by approximately 9% during the three months ended June 30, 2007, compared to a decline of approximately 4% during the comparative 2006 period. The changes in the exchange rate during the first quarter of both 2007 and 2006 were not significant. Accordingly, the foreign exchange loss of $14,709 for the six month period ended June 30, 2007 is primarily comprised of the $12,228 net loss ($13,673 unrealized loss partially offset by $1,445 realized gain) that occurred in the second quarter. The foreign exchange losses were lower in the comparative 2006 periods as a result of a smaller change in the exchange rate when compared to 2007, partially offset by the absence of the Canadian dollar denominated non-controlling interest liability in 2007.

SUPPLEMENTARY FINANCIAL INFORMATION

The key measure used by management to evaluate the results of the Company's investments is Cash Flow Available for Distribution. See the "Cash Flow Available for Distribution" section of this MD&A for additional details and for a reconciliation of Cash Flow Available for Distribution to its nearest GAAP measure, cash flows from operating activities.

The primary factor influencing Cash Flow Available for Distribution is cash distributions received from the Projects. These distributions received are generally funded from Adjusted EBITDA generated by the Projects, reduced by Project-level debt service and capital expenditures, and adjusted for changes in Project-level working capital and cash reserves. Please read the "Non-GAAP Financial Measures" section of this MD&A for important disclosures with respect to Cash Flow Available for Distribution and Project Adjusted EBITDA.

Because Project Adjusted EBITDA and Project distributions are key drivers of both the performance of the Company's investments and Cash Flow Available for Distribution, this MD&A contains supplementary unaudited non-GAAP information that summarizes Adjusted EBITDA by Project and a reconciliation of Adjusted EBITDA by Project to Project distributions actually received by the Company.

Many of the Company's investments are either proportionately consolidated or accounted for under the cost or equity method of accounting in the consolidated financial statements presented in accordance with GAAP. The proportionate consolidation method of accounting is applied by recording in the Company's consolidated financial statements its proportionate share of each financial statement account at the proportionately consolidated Project. As a result, some components of the Company's balance sheet contain assets that are not directly available to the Company in the normal course of business, or liabilities that are not direct obligations of the Company.

For example, the Company's proportionate share of cash at a proportionately consolidated Project is reflected in the consolidated balance sheet even though this cash may not be directly controlled by the Company because it is subject to: (1) the provisions of the partnership agreement that governs the underlying investment or; (2) in the case of Restricted Cash, the non-recourse debt covenants at the Projects. Conversely, the Company's proportionate share of debt at a proportionately consolidated Project is also reflected in the consolidated balance sheet notwithstanding that all of the Project-level debt at the Projects is secured by assets at the Projects and is non-recourse to the Company.

Attached to this MD&A are tables of supplementary unaudited non-GAAP information that segregate the consolidated statements of operations and the consolidated balance sheet into amounts attributable to consolidated and proportionately consolidated Projects and amounts attributable to corporate balances. In addition, a column is included that presents the Company's proportionate share of balance sheet and income statement items that are attributable to Projects accounted for under the equity method of accounting. These amounts attributable to Projects accounted for under the equity method of accounting are not included in the consolidated financial statements presented in accordance with GAAP and are provided for informational purposes only.

PROJECT OPERATIONS PERFORMANCE – THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2007

Aggregate Adjusted EBITDA for the Projects, including earnings from projects accounted for under the cost and equity methods, increased 9% to $34,591 for the three month period ended June 30, 2007 compared to the second quarter of 2006. For the six months ended June 30, 2007, Adjusted EBITDA increased 16% to $68,095 compared to the year-to-date period in 2006.

The increase in Project Adjusted EBITDA in the second quarter was primarily attributable to the following factors:

- The contribution from the Path 15 Project, which was acquired in the third quarter of 2006
- Increased generation and efficiency and lower maintenance expense at Pasco resulting from turbine upgrades in 2006
- Strong performance at Chambers due to higher levels of generation due to a planned outage in the prior year period and stronger spot market pricing

Factors that partially offset the increases described above include:

- An impairment charge of approximately $5.1 million at the Jamaica project related to the planned sale of the Company's interest in the Project
- Lower Adjusted EBITDA at Selkirk and no Adjusted EBITDA contribution from Gregory in 2007 due to these Projects now being recorded under the cost method of accounting. Under the cost method of accounting, Adjusted EBITDA for is equal to distributions received. The Selkirk Project pays distributions in the second and fourth quarter of each year and distributable cash at Gregory is currently restricted under the terms of its project-level debt agreement. See "Recent Transactions" in this MD&A for additional information about the new PPA at Gregory that is expected to result in distributions from that Project beginning in 2008.
- Lower Adjusted EBITDA at the Orlando Project attributable to higher fuel prices in 2007

In addition to the factors described above for the second quarter, the year-to-date period in 2007 compared to 2006 is impacted by increased operations and maintenance expense at Lake attributable to the absence in 2007 of a non-recurring property tax refund received in the first quarter of 2006.

Aggregate power generation did not change significantly during the six months ended June 30, 2007 compared to the same period in 2006, while plant availability declined 1.0%. Generation in period was impacted largely by a reduction in energy production at Selkirk, primarily due to reduced dispatch of the Project and an unplanned outage in January 2007. This decline at Selkirk was offset by increased generation at Gregory and Pasco, resulting from outages in the same period in 2006; and at Mid-Georgia, due to increased dispatch of the facility.

The Project portfolio achieved a weighted average availability of 95.9% for the first half of 2007, versus 96.9% in the same period last year. The lower availability was primarily driven by a maintenance outage at Mid-Georgia and an unplanned outage at Selkirk in 2007; partially offset by an outage at Gregory during the same period in 2006. Each of the projects with reduced availability was nevertheless able to achieve 100% of their respective capacity payments as a result of contract terms that provide for certain levels of planned and unplanned outages.

Cash Flow from Operating Activities

The Company's cash flow from the Projects varies from year to year based on, among other things, changes in rates under the PPAs, fuel supply and transportation agreements, steam sales agreements and other Project contracts, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market pricing following the expiry of PPAs, fuel supply and transportation contracts, working capital requirements and the operating performance of the Projects. Project cash flows themselves may have some seasonality and the pattern and frequency of distributions from the Projects to the Company during the year can also vary.

The Company's cash flow from operating activities decreased by $4,175 for the three-month period ended June 30, 2007 compared to the same period in the prior year. The decrease was primarily attributable to higher interest expense resulting from higher levels of debt at both the project and corporate levels. In addition, routine changes in the timing of working capital balances negatively impacted cash flow from operations in the second quarter of 2007 when compared to the prior year

period. For the six months ended June 30, 2007, cash flow from operations increased by $6,475 over the comparable prior year period. The increase is attributable to the results of operations from the Path 15 Project, acquired in September 2006, as well as improvements in cash from operations at the proportionately consolidated Chambers and Lake Projects, partially offset by the factors described above for the second quarter of 2007. In addition, cash flow from operations benefited during the quarter from routine changes in the timing of working capital balances.

Cash Flow Available for Distribution
Holders of IPSs receive cash distributions in the form of interest payments on Subordinated Notes and dividends on Common Shares. The Company increased the distribution from an annual rate of Cdn$1.03 per IPS to an annual rate of Cdn$1.06 per IPS, effective with the September 2006 distribution.

Cash flow available for distribution declined by $3,724 in the three months ended June 30, 2007 and increased by $6,852 in the six months ended June 30, 2007 when compared to the prior year periods.

The decrease in the second quarter was attributable to lower cash flow from operations and higher project-level debt repayments, partially offset by higher amounts of recoverable tax installments. Higher project level debt repayments were the result of the acquisition of the Path 15 project in the third quarter of 2006, which has project-level debt that is payable semi-annually in the second and fourth quarter of each year.

The increase in cash flow available for distribution for the six months ended June 30, 2007 when compared to the prior year is attributable to the factors described above for the second quarter and higher operating cash flows in the first quarter of 2007.

The Company periodically evaluates its level of distributions with its Board of Directors by analyzing payout ratios and long-term cash flow projections, as well as the accretion to cash flow provided by acquisitions.

The table below presents the Company's calculation of Cash Available for Distribution for the three and six months ended June 30, 2007 and 2006.

(In thousands of U.S. dollars, except as otherwise stated)	Three months ended June 30,		Six months ended June 30,	
(unaudited)	2007	2006	2007	2006
Cash flows from operating activities	11,927	15,978	30,709	24,005
Project-level debt repayment	(15,093)	(7,201)	(19,782)	(11,238)
Interest on IPS portion of Subordinated Notes	9,015	6,325	17,369	12,452
Income tax installments recoverable (net)[(1)(2)]	12,597	7,849	12,395	8,397
Purchase of property, plant and equipment	(1,033)	(1,814)	(2,459)	(2,236)
Cash flow available for distribution, US$	17,413	21,137	38,232	31,380
Cash flow available for distribution, Cdn$	19,328	24,141	42,644	35,761
Interest on IPS Subordinated Notes	9,015	6,325	17,369	12,452
Dividends on IPS Common Shares	6,054	3,948	11,664	7,773
Total IPS distributions, US$	15,069	10,273	29,033	20,225
Total IPS distributions, Cdn$	16,296	11,422	32,590	22,843
Cash flow available for distribution per basic IPS, Cdn$	$0.31	$0.54	$0.69	$0.81
Cash flow available for distribution per diluted IPS, Cdn$	$0.28	$0.54	$0.61	$0.81
Total distribution declared per IPS, US$	$0.25	$0.23	$0.47	$0.46
Total distribution declared per IPS, Cdn$	$0.27	$0.26	$0.53	$0.52

1. Income tax installments recoverable represents management's estimate of U.S. federal income tax installment payments that will be recovered in future periods. The amount presented is comprised of installment payments made during the period, offset by the current tax provision recorded in the consolidated statement of operations and deficit and any income tax refunds received. These adjustments have the effect of removing changes in working capital resulting from the timing of tax payments from the calculation of cash flow available for distribution.
2. During the second quarter of 2007, the Company settled a long-term gas transportation contract liability for a $9.75 million cash payment. The cash payment is expected to create a taxable loss in 2007 that will be carried back to prior years and result in a refund of approximately $3.2 million. This expected refund is included in income tax installments recoverable for the three and six month periods ended June 30, 2007.

Summary of Quarterly Results

Variations in quarterly results are driven by the following factors:

- Seasonality of Project revenues created by seasonal variances in demand for electric power, in some cases varied seasonal pricing for portions of the PPA payments and the typical scheduling of major facility maintenance in the spring and fall.
- Variations in cash flow may also be driven by the timing of quarterly and semi-annual Project-level debt payments, as distributions from the Projects to the Company must occur in conjunction with passing certain tests at those payment dates.
- Non-cash charges, principally: (1) the change in fair value of certain financial instruments which are required by GAAP to be revalued at each balance sheet date (see "Financial and Other Instruments in this MD&A for additional information); (2) the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange fluctuations from period to period on the U.S. dollar equivalent of the Company's Canadian dollar-denominated debt and the mark-to-market value of currency forward contracts; and (3) the change in fair value of the non-controlling interest previously held in Holdings by the Existing Investors.

Selected Quarterly Consolidated Financial Data (in thousands of U.S. dollars, except as otherwise stated)[1]

	2005		2006				2007	
(unaudited)	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Project revenues	49,127	56,892	53,764	56,546	64,471	63,568	67,341	70,146
Net income (loss)	(7,863)	2,738	3,321	4,656	(13,319)	2,934	(32,047)	(24,188)
Cash flow from operating activities	6,242	19,473	8,027	15,978	9,633	23,883	18,782	11,927
Cash distributions	7,808	9,760	9,951	10,273	10,314	12,910	13,964	15,069
Cash available for distribution	9,130	20,649	10,243	21,309	14,715	11,626	20,819	17,413
Payout ratio	86%	47%	97%	49%	70%	111%	67%	87%
Per IPS statistics								
Net income (loss) – basic	(0.21)	0.06	0.07	0.11	(0.30)	0.06	(0. 52)	(0.39)
Net income (loss) – diluted	(0.21)	0.06	0.07	0.11	(0.30)	0.05	(0.52)	(0.39)
Cash flow from operating activities	0.17	0.44	0.18	0.36	0.25	0.45	0.31	0.19
Cash available for distribution, US$	0.25	0.47	0.23	0.48	0.33	0.22	0.34	0.28
Cash available for distribution, Cdn$	0.30	0.54	0.27	0.54	0.38	0.25	0.39	0.31
Distributions, US$	0.21	0.22	0.23	0.23	0.23	0.25	0.23	0.25
Distributions, Cdn$	0.25	0.26	0.26	0.26	0.26	0.27	0.27	0.27

1. Certain 2005 and 2006 figures have been reclassified to conform to the financial statement presentation adopted in 2007

Liquidity and Capital Resources

The Company's primary source of cash and cash equivalents is distributions from the Projects. A significant portion of the cash received from Project distributions is distributed in the form of interest and dividends to holders of the IPSs, the Separate Subordinated Notes and the Debentures. The Company plans to maintain the stability and sustainability of cash distributions to holders of IPSs, and to increase, when prudent, dividends on the Common Shares. Future increases in dividends on the Common Shares will be achieved if the Company is successful in maximizing the performance of existing Projects and making accretive acquisitions. The Company may fund future acquisitions with a combination of cash on hand, the issuance of additional debt or equity securities and the incurrence of bank debt.

Management believes that the Company will be able to generate sufficient amounts of cash and cash equivalents to maintain the Company's operations and meet obligations as they become due. The following additional sources of liquidity, in addition to cash flow from operations, are available to the Company.

CREDIT FACILITY

In August 2007, the Company amended its credit facility. Under the terms of the amendment, the total amount available under the credit facility has been increased from $75 million to $100 million, of which $50 million may be utilized for letters of credit. The November 2008 maturity date of the credit facility has been extended to August 2012 with an option for the Company to extend the maturity date by one additional year.

Outstanding amounts under the amended credit facility bear interest at the London Interbank Offered Rate ("LIBOR") plus an applicable margin that varies based on certain credit statistics of Holdings. The range of applicable margin is 0.875% to 1.625%. Based on Holdings' credit ratios at June 30, 2007, the applicable margin is currently 0.875%. Prior to the amendment, the applicable margin was fixed at 1.50%.

As of June 30, 2007, prior to the amendments described above, $23,307 was allocated, but not drawn, to support letters of credit for contingent liabilities at several Projects. In the first quarter of 2007, $31,000 was borrowed under the credit facility and used to repay the outstanding balance on the Path 15

Acquisition Credit Facility. See "PATH 15 ACQUISITION CREDIT FACILITY" in this section of the MD&A for additional information. As of June 30, 2007, advances of $31,000 were outstanding under the credit facility and the amount available for advances and letters of credit was $20,693 and $6,693, respectively.

RESTRICTED CASH

The Projects generally have reserve requirements to support payments for major maintenance costs and project-level debt service. For Projects that are consolidated or proportionately consolidated with Atlantic Power, these amounts, or Atlantic Power's portion of these amounts, are reflected as Restricted Cash on the Company's consolidated balance sheet.

At June 30, 2007, Restricted Cash at consolidated and proportionately consolidated Projects totalled approximately $27 million. All Project-level debt is non-recourse to the Company and is fully amortized over the life of the Projects' PPAs.

At certain of the Projects, a portion of the Restricted Cash represents reserves for debt service that are required by Project-level financing arrangements. In some, but not all, cases where a Project-level debt service reserve is represented by Restricted Cash, it is possible for the Company to replace its proportionate share of the debt service reserve with a letter of credit under the revolving credit facility. If the Company chose to replace the Restricted Cash with a letter of credit, the Restricted Cash could be released and distributed to the Company. This represents an additional source of liquidity that the Company may consider for funding acquisitions or other general corporate purposes.

In June 2007, the Company issued a letter of credit in the amount of $9.4 million to provide credit support related to debt service reserve requirements at the Path 15 Project. As a result, $9.4 million in restricted cash was released to the Company. The released cash was used to partially fund a $9.75 million investment in the Onondaga Project, which was used by the Onondaga Project for the extinguishment of a gas transportation contract liability. See "Results of Operations for the Three and Six-Month Periods Ended June 30, 2007" in this MD&A for additional information.

In December 2006, the Company sold 8,600,000 IPSs in a private placement transaction. See "Recent Transactions" in this MD&A for additional details. The proceeds from the private placement transaction were used in February 2007 to acquire all of the remaining interest of the Existing Investors in Holdings. The net proceeds from the private placement transaction were deposited into an escrow account until regulatory approval was received in February 2007 for the transaction, in which the Company acquired all of the remaining interest of the Existing Investors in Holdings. The balance in the escrow account was $74,433 at December 31, 2006 and was included in Restricted Cash in the consolidated balance sheet. The entire balance in the escrow account was paid to the Existing Investors in February 2007.

PATH 15 ACQUISITION CREDIT FACILITY

The acquisition of the Path 15 Project on September 15, 2006 was initially financed with an acquisition credit facility in the amount of $88,000 (the "Acquisition Credit Facility") at Holdings. Loans under the Acquisition Credit Facility bear interest at a rate equal to a Eurodollar rate or a U.S. base rate, plus an applicable margin to those rates.

In October 2006, approximately $37 million of the net proceeds of the Company's public offering of IPSs and Debentures were applied to repay a portion of the principal amount outstanding on the Acquisition Credit Facility. In the first quarter of 2007, the remaining balance due on the Acquisition Credit Facility was repaid using cash on hand and funds drawn from the revolving credit facility. Management intends to enter into a permanent financing arrangement for the acquisition of the Path 15 Project in the third quarter of 2007. The final amount to be borrowed is expected to be approximately $48 million and will be non-recourse to the Company. The permanent financing arrangement is expected to amortize over a 20-year period and bear interest at 7.9%. The Company expects to use a portion of the proceeds to repay the outstanding $31 million on the credit facility and for general corporate purposes.

PROJECT-LEVEL DEBT

Long-term debt, including the current portion, which is included on the Company's consolidated balance sheet, is primarily comprised of debt at Projects that are consolidated or proportionately consolidated in the Company's financial statements. This project-level debt is serviced by the Projects before any cash distributions are made to the Company and is also non-recourse to the Company. The following table summarizes the maturities of project-level debt. The amounts presented represent the Company's proportionate share of the non-recourse project-level debt balances and exclude any purchase accounting adjustments recorded to adjust the debt to its fair value at the time the Project was acquired by the Company. Certain of the projects have more than one tranche of debt outstanding with different interest rates and/or debt containing variable interest rates. The range of interest rates presented represents the rates in effect at June 30, 2007.

	Range of Interest Rates	Total Remaining Principal Repayments	Jul-Dec 2007	2008	2009	2010	Thereafter
Consolidated and proportionately consolidated Projects							
Chambers	3.9%-8.5%	148,452	4,726	9,617	10,531	12,051	111,527
Orlando	6.9%	5,458	1,990	3,468	–	–	–
Pasco	6.9%-9.1%	8,895	2,888	6,007	–	–	–
Path 15	8.0%-9.0%	133,209	3,913	6,719	6,508	6,480	109,589
Mid-Georgia	6.7%-9.0%	44,039	1,732	2,646	2,891	3,161	33,610
Topsham	9.5%	3,149	1,409	1,582	159	–	–
Koma Kulshan	6.3%	388	388	–	–	–	–
Total consolidated and proportionately Consolidated Projects		343,590	17,047	30,038	20,088	21,692	254,725
Equity and cost method Projects							
Jamaica[1]	7.7%	6,911	813	1,626	1,626	1,626	1,220
Delta-Person	6.6%	15,098	376	1,028	1,098	1,147	11,449
Selkirk	8.7%-9.0%	43,677	3,725	7,955	8,122	8,247	15,628
Gregory	6.0%-6.7%	22,200	1,452	1,542	1,668	1,757	15,782
Total equity and cost method Projects		87,886	6,366	12,150	12,514	12,777	44,078
Total all Projects		431,476	23,413	42,188	32,603	34,469	298,803

1. Sale of the Company's investment in Jamaica for $6.2 million is expected to close before the end of 2007.

Project Portfolio

The following table outlines the Company's portfolio of power generating assets as of March 31, 2007, including its interest in each facility. Management believes the portfolio is well diversified based on electricity and steam buyers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any single region.

Project Name	Location	Primary Fuel Type	Total MW	Ownership Interest [1]	Acctg Tmt [2]	Net MW [3]	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural gas	46	50.0%	P	23	Pacific Gas & Electric	2011	BBB+
Chambers	New Jersey	Coal	262	40.0%	P	89[(4)]	Atlantic City Electric	2024	BBB
						16	DuPont	2024	A
Delta-Person	New Mexico	Natural gas	132	40.0% [5]	E	53	Public Service of New Mexico	2020	BBB
Gregory	Texas	Natural gas	400	17.1%	Cost	59	Constellation Energy	2008	BBB+
						59	Fortis	2013[(14)]	AA
						9	Sherwin Alumina	2020	N/R
JPPC [(13)]	Jamaica	Fuel oil	60	24.1%	E	14	Jamaica Public Service	2018	N/R
Koma Kulshan	Washington	Hydro	13	49.8%	P	6	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural gas	110	100.0%	C	110	Progress Energy Florida	2013	BBB+
Mid-Georgia	Georgia	Natural gas	308	50.0%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural gas	91	100.0%	C	91	Niagara Mohawk	2008 [6]	A
Orlando	Florida	Natural gas	126	50.0%	P	44	Progress Energy Florida	2023	BBB+
						19	Reedy Creek Improvement District	2013	A3 [9]
Pasco	Florida	Natural gas	121	49.9%	P	60	Progress Energy Florida	2008	BBB+
Path 15	California	Transmission	N/A [11]	100.0%	C	N/A [11]	California Utilities via CAISO [10]	N/A [11]	BBB+ to A[12]
Rumford	Maine	Coal/biomass	85	23.5% [5]	E	20	Rumford Paper Co.[7]	2009	N/R
Selkirk	New York	Natural gas	345	18.5% [5]	Cost	15	Niagara Mohawk	2008	A
						49	Consolidated Edison	2014	A
Stockton	California	Coal	55	50.0%	P	24	Pacific Gas & Electric	2008	BBB+
						3	Corn Products Int'l	2008	BBB-
Topsham[8]	Maine	Hydro	14	50.0%	P	7	Central Maine Power	2011	BBB+

1. Except as otherwise noted, economic interest represents the percentage ownership interest in each Project held indirectly by the Company.
2. Accounting treatment: C – Consolidated; P - Proportionate consolidation; E – Equity method; Cost – Cost method.
3. Represents the interest of the Company in each Project's electricity generation capacity based on the Company's economic interest.
4. Includes separate power sales agreement in which the Project and Atlantic City Electric ("ACE") share profits on merchant sales of electricity not purchased by ACE under the base PPA.
5. Represents the Company's estimate of its share of the cash flow from the project.
6. A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.
7. For further information, see the discussion of the new interim financial consolidation agreement with the former Mead/Westvaco paper mill (now owned by NewPage) under the earlier "Recent Transactions" section.
8. The Company owns its interest in this Project as a lessor.
9. Rating from Moody's Investor Services.
10. California utilities pay Transmission Access Charges ("TACs") to California Independent System Operator ("CAISO"), which allocates the payments among owners of transmission and Transmission System Rights, such as Path 15, in accordance with their FERC-approved annual revenue requirement.
11. Path 15 is an 84-mile, 500-kilovolt transmission line in California. The Project is a FERC-regulated asset with a FERC-approved regulatory life of 30 years, through 2034.
12. The largest payers of TACs supporting Path 15's annual revenue requirement and their S&P credit ratings are PG&E (BBB+), SoCal Ed (BBB+) and SDG&E (A). CAISO imposes minimum credit quality requirements of A or better for all participants unless collateral is posted per CAISO imposed schedule.
13. Sale of the Company's investment in JPPC for $6.2 million is expected to close before the end of 2007.
14. PPA with Fortis Merchant and Private Banking commences in 2009 at the expiry of the PPA with Constellation Energy

Capital Expenditures

Capital expenditures for the Projects are made at the Project level using Project cash flows and Project reserves. Therefore, the distributions that The Company receives from the Projects are made net of capital expenditures needed at the Projects and the Company has not to date needed to inject funds into the Projects for ongoing capital expenditures. The Projects in which the Company has investments generally consist of large capital assets that have established commercial operations. Ongoing capital expenditures for assets of this nature are generally not significant because most major expenditures relate to planned repairs and maintenance and are expensed when incurred.

The Company has authorized an upgrade of the gas turbines at the Lake Project that will occur in the last half of 2007. The net cost of the upgrade is expected to be approximately $10 million, which will be funded with cash on hand at the Project and a capital contribution from the Company in the amount of approximately $7.5 million. The upgrade is expected to increase both the efficiency and the output of the Lake Project and will be accretive to cash flow available for distribution.

Related Party Transactions

The Manager has been engaged under the Management Agreement to provide certain management and administrative services to the Company, for which it is paid: (1) base management fee ($344 in 2007), which is adjusted annually for inflation and when acquisitions increase the scope of the Manager's responsibilities under the agreement; (2) reimbursement of costs; and (3) an incentive fee equal to 25% of the excess in distributions paid to IPS holders and Existing Investors during the year above Cdn$1.00 per IPS. The Management Agreement has an initial term of 20 years expiring in 2024.

The Manager receives administrative and office support services from ArcLight under a management support agreement executed in November 2004 among the Manager, ArcLight and the Company. This agreement also requires the ArcLight Funds and their affiliates to give the Manager the opportunity to pursue, on behalf of the Company, investment opportunities that do not fit within the investment guidelines for the ArcLight Funds or other investment funds managed by ArcLight or its affiliates.

The Manager is owned indirectly by the ArcLight Funds. Subsidiaries of the ArcLight Funds, in conjunction with a subsidiary of Caithness, owned 41.9% of Holdings' common membership interest after the IPO, but reduced their interest to 29.9% in October 2005 and further reduced their interest to approximately 14.0% in October 2006. In February 2007, the Company acquired all of the remaining interest of the Existing Investors in Holdings.

Financial and Other Instruments

The Company uses forward foreign currency contracts to manage its exposure to changes in foreign exchange rates, as the Company earns its income principally in the United States and has the obligation to make distributions predominantly in Canadian dollars. Since its inception, the Company has established a hedging strategy for the purpose of reinforcing the long-term sustainability of its distributions. The Company has executed this strategy by entering into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2011 at the current annual distribution level of Cdn$1.06 per IPS to IPS holders, as well as interest payments on the Subordinated Notes. It is the Company's intention to periodically extend the length of these forward contracts by one additional year. Changes in the fair market value of the Company's forward contracts partially offset exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations.

The following table summarizes the Company's forward foreign currency contracts with monthly settlement terms as of June 30, 2007:

	Notional monthly amounts		
Period	Sell U.S. dollars	Buy Cdn. dollars	Average rate
Current–2009	4,811	5,800	1.2055
2010	5,167	5,800	1.1225
2011	5,494	5,800	1.0557

In addition to the forward contracts in the table on the previous page that settle on a monthly basis, the Company has executed forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make semi-annual payments on the Debentures. The contracts provide for the purchase of Cdn$1.9 million in October 2007, at a rate of 1.1240 Canadian dollars per U.S. dollar and the purchase of Cdn$1.9 million in April and in October of 2008 through 2011 at a rate of 1.1075 Canadian dollars per U.S. dollar.

The foreign exchange forward contracts are carried at estimated fair value based on quoted market value. Mark-to-market adjustments of the foreign currency forward contracts are reflected in foreign exchange gains and losses. At June 30, 2007, the fair value of the foreign exchange forward contracts was included in current portion of derivative instruments asset and derivative instruments asset in the amount of $8,032 and $15,831 respectively.

Certain of the Projects also use interest rate swaps to manage fluctuations in interest rates and natural gas forwards or swaps to minimize the effects on cash flow of changing natural gas prices, which are a significant component of Project expenses. In addition, other Projects have entered into natural gas contracts with pricing terms designed to minimize the impact of gas price volatility on operating margins.

The Company has an Indexed Swap at the Onondaga Project under which it receives monthly payments based upon the differential between an indexed contract price and a market reference price for electricity through June 2008. In order to lock in favorable gas, power, and capacity pricing under the Indexed Swap, the Company has entered into an Indexed Swap Hedge.

The values of all the financial instruments described above are subject to changes in market prices and none have been designated as a cash flow hedge for accounting purposes. Management of the Company monitors these risks and the market values of these financial instruments and periodically reviews its risk management strategies as market conditions change.

Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. During the periods presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property, plant and equipment and PPAs, the recoverability of equity investments, the recoverability of future tax assets and the fair value of financial instruments and derivatives.

The Company has acquired the majority of its long-term assets through acquisitions. In applying the purchase method of accounting, the Company is required to estimate the fair value of the assets acquired including the property, plant and equipment and intangible assets. The determination of these fair values is complex and involves significant judgments.

Revenue recognition is based on monthly invoices by the Projects to electricity and steam buyers and, for one Project which has fluctuating rates over time, the average rate over the term of the PPA is used for revenue with the difference between cash received and revenue recognized as deferred revenue. Fixed asset valuations of power plants are based on depreciated replacement cost. Valuations of PPAs and fuel supply agreements are based on the incremental net present value of cash flows provided by the agreement as compared to the merchant value of the plant. The Company typically uses outside consultants to determine the merchant value of a facility. On an ongoing basis, the Company monitors the performance of the facilities to determine if any recoverability issues exist or if any change in the useful life of the facility is required.

The future tax asset valuation allowance has been determined pursuant to the provisions of The Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465, Income Taxes, including the Company's estimation of future taxable income, where necessary, and is adequate to reduce the total future tax asset to an amount that will more likely than not be realized. The Company has provided a valuation allowance to reduce net future tax assets to an amount expected to be recovered in the foreseeable future.

The fair values of financial instruments and derivatives such as the forward foreign currency contracts, interest rate swaps and natural gas swaps are typically based on market quotes. The Company also has an Indexed Swap and related hedge agreement and, pursuant to the adoption of Section 3855, has adopted fair value accounting for the Chambers PPA as of January 1, 2007. See "Accounting Policy Changes" in this MD&A for additional information. The fair values of these agreements are based on estimated future cash flows and take into account certain assumptions, including forecasts or future energy prices, inflation rates, discount rates and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair values of these agreements.

For additional information regarding accounting policies and estimates, please see Note 1 of the Company's audited consolidated financial statements for the twelve months ended December 31, 2006.

Commitments and Contingencies

From time to time, the Company and its subsidiaries and Projects are parties to disputes and litigation that arise in the normal course of business. The Company assesses its exposure to these matters and records estimated loss contingencies when a loss is likely and can be reasonably estimated. There were no matters pending as of June 30, 2007 which are expected to have a material impact on the Company's financial position or results of operations.

Outstanding Share Data

The Company had 61,470,500 IPSs outstanding at June 30, 2007 compared to 44,339,500 IPSs outstanding at June 30, 2006. The Debentures are convertible to approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, at any time, at the option of the holder, representing a conversion price of Cdn$12.40 per IPS. As of June 30, 2007, approximately 4,838,700 IPSs would be required to be issued if all of the outstanding Debentures were converted to IPSs.

Outlook

In order to maintain stable distributions and provide long-term growth, the Company will continue to focus on enhancing the operating and financial performance of the existing Projects and pursuing accretive acquisitions predominantly in the U.S. market.

PPAs in the portfolio have various expiration dates as listed in the "Project Portfolio" table in this MD&A. In each case, management and the Project's partners plan for such expirations by evaluating various options in the market in order to continue maximizing Project cash flows. For example, partners of

Projects with PPA expirations in 2008 began efforts some time ago to provide for potential new or extended PPAs, with new agreements at Gregory and Pasco described in this MD&A. The new agreements may involve responses to utility solicitations for capacity, reverse RFPs for power buyers, direct negotiations with the original purchasing utility for PPA extensions, arrangements with other creditworthy parties for tolling agreements, or the use of derivatives to lock in stable power and/or fuel prices. Management has not assumed that pricing under existing PPAs will necessarily be sustained after PPA expirations.

In 2009, the gas supply agreement at Lake will expire, whereas its PPA extends until 2013. While it is still somewhat early to extend this agreement or enter into a new agreement, management is monitoring forward prices in that market. The current gas agreement provides pricing that is currently below market, so management assumes that margins at Lake may fall in 2010 and beyond. Another option to maximize cash flow at Lake could include a PPA restructuring and extension.

Risk Factors

Atlantic Power's future performance and its ability to generate sufficient cash flow to meet its monthly cash distributions to holders of IPSs, and the Common Shares and Subordinated Notes represented thereby, and to holders of Debentures, are subject to a number of risks and uncertainties. Any of these risks and uncertainties could have a material adverse effect on the Company's results of operations, business prospects, financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares, Subordinated Notes or Debentures or on the market price or value of IPSs, Common Shares or Subordinated Notes. A discussion of these risks and uncertainties can be found in the Company's management's discussion and analysis for the year ended December 31, 2006 and Annual Information Form dated March 28, 2007. The Company's management's discussion and analysis and its annual information form are available on SEDAR's website at www.sedar.com.

Disclosure Controls and Procedures

Based on the requirements of Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, the Chief Executive Officer and Chief Financial Officer of the Manager have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Multilateral Instrument 52-109) as of June 30, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of the Manager have concluded that the Company's disclosure controls and procedures were effective as of June 30, 2007 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

Additional Information

Additional information is available on the Company's website at www.atlanticpowercorporation.com, or under the Company's profile on the SEDAR website at www.sedar.com.

The following tables present unaudited non-GAAP supplementary financial information provided for informational purposes. Please see "Non-GAAP Financial Measures" and "Results of Operations for the Three and Six-Month Periods Ended June 30, 2007 – Supplementary Financial Information" for additional details about the supplementary information.

Project Adjusted EBITDA[1] (in thousands of U.S. dollars)	Three months ended June 30,		Six months ended June 30,	
(unaudited)	2007	2006	2007	2006
Adjusted EBITDA from consolidated and proportionately consolidated Projects				
Badger Creek	850	937	2,126	2,386
Chambers	7,371	6,952	15,167	12,928
Koma Kulshan	513	529	685	557
Lake	7,293	7,668	14,255	15,460
Mid-Georgia	1,351	1,093	1,793	1,399
Onondaga	399	276	560	234
Orlando	1,758	2,884	4,010	4,974
Pasco	3,616	3,021	6,933	4,553
Stockton	662	424	1,658	1,290
Topsham	731	881	1,146	1,296
Path 15	7,857	–	15,237	–
Other	265	127	465	292
Total adjusted EBITDA from consolidated and proportionately consolidated Projects	32,666	24,792	64,035	45,369
Amortization	12,745	10,465	25,503	20,942
Interest expense, net	4,490	956	10,647	4,543
Change in the fair value of derivative instruments	23,505	(1,485)	71,908	(2,827)
Other income	(10,041)	–	(10,032)	(2,499)
Earnings (loss) from consolidated and proportionately consolidated Projects	1,967	14,856	(33,991)	25,210
Adjusted EBITDA from equity and cost method Projects				
Delta-Person	525	566	1,123	1,091
Gregory[2]	–	825	–	1,783
Jamaica[3]	(3,716)	865	(2,734)	1,873
Rumford	677	196	1,273	1,039
Selkirk[2]	4,667	4,622	4,667	7,787
Other	(228)	(13)	(269)	(60)
Total adjusted EBITDA from equity and cost method Projects	1,925	7,061	4,060	13,513
Amortization	514	3,357	999	6,350
Interest expense, net	348	1,635	701	3,039
Income tax	370	80	582	300
Equity income from cost and equity investments	693	1,989	1,778	3,824
Project income				
Total adjusted EBITDA from all Projects	34,591	31,853	68,095	58,882
Amortization	13,259	13,822	26,502	27,292
Interest expense, net	4,838	2,591	11,348	7,582
Other (income) expense	(10,041)	–	(10,032)	(2,499)
Change in fair value of derivative instruments	23,505	(1,485)	71,908	(2,827)
Income taxes	370	80	582	300
Project income (loss) as reported in the statement of income	2,660	16,845	(32,213)	29,034
Earnings (loss) from consolidated and proportionately consolidated Projects	1,967	14,856	(33,991)	25,210
Income from cost and equity method Projects	693	1,989	1,778	3,824
Project income (loss) as reported in the statement of income	2,660	16,845	(32,213)	29,034

1 Adjusted EBITDA is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and changes in fair value of derivative instruments. Management uses adjusted EBITDA at the Projects to provide comparative information about Project performance.

2 Effective January 1, 2007, the Gregory and Selkirk Projects are accounted for under the cost method of accounting. See "Changes in Accounting Policies" in this MD&A for additional information.

3 Sale of the Company's equity investment in the Jamaica Project for $6.2 million is expected to close before the end of 2007. Adjusted EBITDA for the Jamaica Project includes an impairment in the amount of $5.1 million recorded in the second quarter of 2007.

Reconciliation of Project Distributions (in thousands of U.S. dollars)
For the six months ended June 30, 2007 (unaudited)

	Adjusted EBITDA	Indexed swap and hedge settlements	Repayment of long-term debt	Interest expense, net	Capital expenditures	Change in working capital and other items	Project distribution received
Consolidated and proportionately consolidated Projects							
Badger Creek	2,126	–	–	8	(198)	264	2,200
Chambers	15,167	–	(4,665)	(3,791)	(112)	(5,561)	858
Koma Kulshan	685	–	(537)	(20)	(111)	(17)	–
Lake	14,255	–	(574)	64	(321)	(974)	12,450
Mid-Georgia	1,793	–	(678)	(1,423)	–	308	–
Onondaga	560	11,288	–	22	–	(2,020)	9,850
Orlando	4,010	–	(1,990)	(119)	–	(901)	1,000
Pasco	6,933	–	(2,888)	(254)	(652)	690	3,829
Stockton	1,658	–	–	39	(288)	91	1,500
Topsham	1,146	–	(920)	(180)	–	(46)	–
Path 15	15,237	–	(7,530)	(4,823)	–	8,422	11,306
Other	465	–	–	10	–	(475)	–
Total consolidated and proportionately consolidated Projects	64,035	11,288	(19,782)	(10,647)	(1,682)	(219)	42,993
Equity and cost method Projects							
Delta Person	1,123	–	(459)	(490)	–	917	1,091
Jamaica[1]	(2,734)	–	(813)	(239)	(149)	3,935	–
Rumford	1,273	–	–	26	(186)	776	1,889
Selkirk	4,667	–	–	–	–	–	4,667
Other	(269)	–	–	(2)	–	267	–
Total equity and cost method Projects	4,060	–	(1,272)	(701)	(335)	5,895	7,647
Total all Projects	68,095	11,288	(21,054)	(11,348)	(2,017)	5,676	50,640

1 Sale of the Company's equity investment in the Jamaica Project for $6.2 million is expected to close before the end of 2007. Adjusted EBITDA for the Jamaica Project includes an impairment in the amount of $5.1 million recorded in the second quarter of 2007.

Supplementary Income Statement Information (in thousands of U.S. dollars)

For the six months ended June 30, 2007 (unaudited)	Consolidated and proportionately consolidated projects	Proportionate consolidation of equity investments[1]	Corporate
INCOME STATEMENT			
Project revenue			
Energy sales	119,018	8,716	–
Transmission services	16,815	–	–
Other	1,654	1,653	–
	137,487	10,369	–
Project expenses			
Fuel	50,859	3,886	–
Operations and maintenance	18,522	1,865	–
Project operator fees and expenses	4,071	559	–
Amortization	25,503	999	–
	98,955	7,309	–
Project other income (expense)			
Change in fair value of derivative instruments	(71,908)	–	–
Interest expense, net	(10,647)	(699)	–
Other income	10,032	–	–
Income tax expense	–	(583)	–
	(72,523)	(1,282)	–
Project income	(33,991)	1,778	–
Administrative and other expenses			
Management fees and administration	–	–	3,382
Interest, net	–	–	22,143
Distribution, non-controlling interest	–	–	–
Loss (income) from change in non-controlling interest liability	–	–	–
Foreign exchange loss	–	–	14,709
Other income	–	–	154
	–	–	40,388
Income (loss) before income taxes	(33,991)	1,778	(40,388)
Income taxes	–	–	(16,366)
Net income (loss)	(33,991)	1,778	(24,022)

1. Non-GAAP measure showing the composition of revenues and expenses based on the Company's proportionate ownership of the Projects accounted for under the equity method.

Supplementary Balance Sheet Information (in thousands of U.S. dollars)

As of June 30, 2007 (unaudited)	Consolidated and proportionately consolidated projects	Proportionate consolidation of equity investments[1]	Corporate
ASSETS			
Current assets			
Cash and cash equivalents	24,721	1,585	18,443
Restricted cash	26,617	3,631	–
Current portion of derivative instruments asset	46,000	–	8,032
Accounts receivable	38,334	2,141	841
Prepayments, supplies and other	8,792	2,336	–
Income tax receivable	–	–	20,962
	144,464	9,693	48,278
Property, plant and equipment	402,623	1,227	765
Long-term investments[2]	–	–	24,583
Transmission system rights	215,072	–	–
Other intangible assets	130,660	64,566	–
Goodwill	81,525	–	–
Derivative instruments asset	73,680	–	15,831
Other assets	1,188	–	138
	1,049,212	75,486	89,595
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	28,735	2,013	1,785
Revolving credit facility	–	–	31,000
Current portion of long-term debt	30,568	2,603	–
Current portion of derivative instruments liability	15,980	–	–
Interest payable on Subordinated Notes	–	–	4,257
Dividends payable	–	–	1,974
Other	7,119	–	–
	82,402	4,616	39,016
Long-term debt	326,532	20,182	–
Subordinated Notes	–	–	359,773
Convertible Debentures	–	–	55,021
Derivative instruments liability	2,791	–	–
Future tax liability	14,415	–	66,908
Other liabilities	9,632	4,201	9,058
	435,772	28,999	529,776
Shareholders' equity			
Common stock	–	–	216,636
Project equity	613,440	46,487	(659,927)
Retained earnings	–	–	3,110
	613,440	46,487	(440,181)
	1,049,212	75,486	89,595

1. Non-GAAP measure showing the composition of assets and liabilities based on the Company's proportionate ownership of the Projects accounted for under the equity method.
2. The Company's investments in the Gregory and Selkirk Projects, which are accounted for under the cost method of accounting are included in long-term investments in the "Corporate" column.

Form 52-109F2 - Certification of Interim Filings

I, *Barry E. Welch, Chief Executive Officer of Atlantic Power Management, LLC, Manager of Atlantic Power Corporation,* certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *Atlantic Power Corporation*, (the issuer) for the interim period ending *June 30, 2007*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2007

"Barry Welch"

Barry E. Welch
Chief Executive Officer
Atlantic Power Management, LLC
As Manager of
Atlantic Power Corporation

Form 52-109F2 - Certification of Interim Filings

I, *Patrick J. Welch, Chief Financial Officer of Atlantic Power Management, LLC, Manager of Atlantic Power Corporation*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *Atlantic Power Corporation*, (the issuer) for the interim period ending *June 30, 2007*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2007

"Patrick Welch"

Patrick J. Welch
Chief Financial Officer
Atlantic Power Management, LLC
As Manager of
Atlantic Power Corporation

Consolidated Financial Statements
(In U.S. dollars)

ATLANTIC POWER CORPORATION

Three and six months ended June 30, 2007 and 2006
(Unaudited)

ATLANTIC POWER CORPORATION
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	June 30, 2007 (Unaudited)	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 43,164	$ 68,627
Restricted cash	26,617	111,866
Current portion of derivative instruments asset	54,032	33,016
Accounts receivable	39,175	36,055
Prepayments, supplies and other	8,792	9,179
Income taxes recoverable	20,962	12,415
	192,742	271,158
Property, plant and equipment	403,388	411,180
Transmission system rights	215,072	218,846
Long-term investments	71,070	76,973
Other intangible assets	130,660	141,695
Goodwill	81,525	79,158
Long-term portion of derivative instrument asset	89,511	17,108
Deferred financing costs	–	10,990
Other assets	1,326	5,588
	$ 1,185,294	$ 1,232,696
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 30,520	$ 30,833
Revolving credit facility (Note 9)	31,000	–
Current portion of long-term and short-term debt	30,568	86,168
Current portion of derivative instruments liability	15,980	11,612
Interest payable on Subordinated Notes	4,257	3,873
Distribution payable, non-controlling interest	–	669
Non-controlling interest liability	–	76,888
Dividends payable	1,974	1,872
Other	7,119	10,329
	121,418	222,244
Long-term debt	326,532	342,412
Subordinated Notes	359,773	336,840
Convertible debentures	55,021	51,484
Derivative instruments liability	2,791	7,377
Future tax liability	81,323	17,101
Other liabilities	18,690	91,838
Shareholders' equity:		
Common stock	216,636	216,636
Retained earnings (deficit)	3,110	(53,236)
	219,746	163,400
Commitments and contingencies (Note 8)		
	$ 1,185,294	$ 1,232,696

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Income and Retained Earnings (Deficit) - Unaudited

(In thousands of U.S. dollars, except per share amounts)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Project revenue:				
Energy sales	$ **60,501**	$ 55,373	$ **119,018**	$ 108,419
Transmission services	**8,659**	–	**16,815**	–
Other	**986**	1,173	**1,654**	1,891
	70,146	56,546	**137,487**	110,310
Project expenses:				
Fuel	**26,190**	22,079	**50,859**	43,271
Operations and maintenance	**9,405**	7,930	**18,522**	17,942
Project operator fees and expenses	**1,885**	1,744	**4,071**	3,728
Amortization	**12,745**	10,465	**25,503**	20,942
	50,225	42,218	**98,955**	85,883
Project other income (expense):				
Change in fair value of derivative instruments	**(23,505)**	1,484	**(71,908)**	2,827
Income from cost and equity investments	**693**	1,989	**1,778**	3,824
Interest, net	**(4,490)**	(956)	**(10,647)**	(4,543)
Other project income (Note 7)	**10,041**	–	**10,032**	2,499
	(17,261)	2,517	**(70,745)**	4,607
Project income (loss)	**2,660**	16,845	**(32,213)**	29,034
Administrative and other expenses:				
Management fees and administration	**2,182**	1,749	**3,382**	2,880
Interest, net	**11,594**	7,170	**22,143**	14,210
Distribution, non-controlling interest	–	4,412	–	8,693
Income from change in non-controlling interest liability	–	(10,786)	–	(13,225)
Foreign exchange loss	**12,228**	9,104	**14,709**	7,551
Other expenses (income)	**523**	247	**154**	495
	26,527	11,896	**40,388**	20,604
Income (loss) before income taxes	**(23,867)**	4,949	**(72,601)**	8,430
Income taxes	**321**	293	**(16,366)**	453
Net income (loss)	**(24,188)**	4,656	**(56,235)**	7,977
Retained earnings (deficit), beginning of period	**33,352**	(34,346)	**(53,236)**	(33,843)
Cumulative effect of adopting new accounting policies (Note 2)	–	–	**124,245**	–
Dividends	**(6,054)**	(3,948)	**(11,664)**	(7,772)
Retained earnings (deficit), end of period	$ **3,110**	(33,638)	$ **3,110**	(33,638)
Income (loss) per share:				
Basic	$ **(0.39)**	$ 0.11	$ **(0.91)**	$ 0.18
Diluted	$ **(0.39)**	$ 0.11	$ **(0.91)**	$ 0.18

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
	(Unaudited)		(Unaudited)	
Cash flows from (used in) operating activities:				
Net income (loss)	**$ (24,188)**	$ 4,656	**$ (56,235)**	7,977
Items not involving cash:				
Amortization	**13,027**	10,712	**26,056**	21,437
Earnings from equity investments	**(693)**	(1,989)	**(1,778)**	(3,824)
Change in fair value of non-controlling interest	**–**	(10,786)	**–**	(13,225)
Change in Onondaga gas transportation contract commitment	**(21,431)**	(1,648)	**(23,066)**	(3,297)
Unrealized foreign exchange loss	**13,673**	10,146	**15,468**	9,335
Change in deferred revenue	**(745)**	(53)	**(1,846)**	(1,558)
Change in fair value of derivative instruments	**23,505**	(4,393)	**71,908**	(6,139)
Future income taxes	**24**	–	**(17,339)**	–
Other	**(547)**	(13)	**(1,362)**	(27)
Change in other operating balances	**(2,660)**	(477)	**(84)**	(3,942)
Indexed swap and hedge settlements	**5,696**	5,105	**11,288**	11,251
Distributions from cost and equity investments	**6,266**	4,718	**7,699**	6,017
	11,927	15,978	**30,709**	24,005
Cash flows from (used in) financing activities:				
Proceeds from revolving credit facility borrowings	**–**	(33)	**31,000**	(33)
Dividends paid	**(5,896)**	(3,890)	**(11,488)**	(7,720)
Repayment of long-term debt	**(15,093)**	(7,201)	**(70,782)**	(11,238)
Repayment of obligations to non-controlling interest	**–**	(10,000)	**(76,888)**	(10,000)
Cash proceeds from escrow used for redemption	**–**	–	**74,433**	–
	(20,989)	(21,124)	**(53,725)**	(28,991)
Cash flows used in investing activities:				
Purchase of property, plant and equipment	**(1,034)**	(1,814)	**(2,459)**	(2,236)
Proceeds from sale of property, plant and equipment	**12**	–	**12**	–
Decrease in cash and cash equivalents	**(10,084)**	(6,960)	**(25,463)**	(7,222)
Cash and cash equivalents, beginning of period	**53,248**	43,596	**68,627**	43,858
Cash and cash equivalents, end of period	**$ 43,164**	$ 36,636	**$ 43,164**	$ 36,636
Supplemental cash flow information:				
Interest paid	**$ 17,497**	$ 11,458	**$ 32,968**	$ 23,040

See accompanying notes to consolidated financial statements.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

Atlantic Power Corporation (the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004 and continued to the Province of British Columbia on July 8, 2005. The Company issued income-participating securities ("IPSs") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive.

The Company currently owns indirect interests in 15 power generation projects and one transmission line located primarily in the United States of America (collectively, the "Projects"). Three of the Projects are wholly owned subsidiaries of the Company, being Onondaga Cogeneration Limited Partnership ("Onondaga"), Lake Cogen Ltd. and Atlantic Holdings Path 15, LLC ("Path 15").

1. Basis of presentation:

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006, as set out in the 2006 Annual Report since they do not contain all the disclosures that are required by Canadian generally accepted accounting principles for annual financial statements. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation as were used for the audited consolidated financial statements for the year ended December 31, 2006, except for the changes described in Note 2.

There is some seasonality of the Company's revenues created by seasonal variances in demand for electric power, in some cases varied seasonal pricing for portions of the power purchase agreement payments and the typical scheduling of major facility maintenance in the spring and fall.

2. Changes in accounting policies:

(a) Financial instruments:

On January 1, 2007, the Company adopted the new recommendations of Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income and Section 3251, Equity, from the Handbook of The Canadian Institute of Chartered Accountants. The retroactive application of the new standards does not require restatement of prior periods.

This change in accounting policy will result in significantly increased variability in net income but will not impact cash flows.

Section 3855, Financial Instruments - Recognition and Measurement, establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The standard requires that financial assets, financial liabilities and non-financial derivatives be recognized on the consolidated balance sheets.

Under this standard, all financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods is based on the classification of the financial instrument as held-for-trading or available-for-sale assets or liabilities, held-to-maturity or available for-sale investments or loans and receivables. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in earnings. Financial assets and liabilities classified as held-to-maturity are measured at amortized cost using the effective interest method of amortization.

Derivative instruments are recorded on the consolidated balance sheets at fair value unless the derivative instrument is a contract to buy or sell a non-financial item in accordance with the Company's expected purchase, sale or usage requirements, referred to as a "normal purchase or normal sale." Changes in the fair values of derivative instruments are recognized in earnings unless the derivative instrument qualifies and is designated as an effective cash flow hedge or a normal purchase or normal sale. Normal purchases and normal sales are exempt from the application of the standard and are accounted for as executory contracts. Changes in the fair value of a derivative instrument designated as an effective cash flow hedge are recorded in accumulated other comprehensive income a component of equity.

Other significant accounting implications of Section 3855 include the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

As a result of adopting the requirements of Section 3855, the Company has determined that the power purchase agreement ("PPA") at the proportionately consolidated Chambers Project is a derivative instrument. The PPA does not qualify for exclusion from Section 3855 and has not been designated as a hedge. Accordingly, the PPA has been recorded at its fair value in the consolidated balance sheets and changes in the fair value are recognized in change in fair value of derivative instruments in the consolidated statements of income and deficit.

The fair value of the PPA is measured by comparing the net present value of the cash flows expected to be received under the terms of the PPA to the net present value of the cash flows that would be received if the same volumes were sold at projected market power prices over the term of the contract expiring in 2024. Accordingly, periodic changes to the fair value of the PPA reflect changes in market conditions and do not directly impact the amount of cash flow the Chambers Project will receive under the terms of the PPA.

The impact of this change was to increase opening retained earnings (deficit) as of January 1, 2007 by $212,183 to reflect the fair value of the PPA in the amount of $155,762 and the removal from the consolidated balance sheet of the unamortized cost of the PPA in the amount of $56,421 (previously presented as a credit in other intangible assets) on that date. As of June 30, 2007, the fair value of the PPA in the amount of $82,260 was reflected in the consolidated balance sheets as $8,580 included in current portion of derivative instruments asset and $73,680 included in derivative instruments asset. The change in fair value of the PPA for the three and six months ended June 30, 2007 is recorded as a loss in the amount of $24,260 and $73,503, respectively, in the consolidated statements of income and deficit.

During the second quarter of 2007, it was determined that a future tax liability should be reflected as a result of the adjustments to opening retained earnings (deficit) as of January 1, 2007 described above. As a result, opening retained earnings as of January 1, 2007 has been reduced by $87,938 with a corresponding increase in the future tax liability. In addition, the change in the fair value of the Chambers PPA resulted in a reduction in the future tax liability of $9,704 and $29,401, respectively, in the three and six months ended June 30, 2007. These amounts were recorded as a

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

credit to income taxes in the consolidated statement of operations and retained earnings (deficit) in the three and six months ended June 30, 2007. The impact of this correction is to reduce the previously reported loss for the three months ended March 31, 2007 by $17,693 or $0.29 per IPS. Accordingly, income tax expense (benefit), net income (loss) and income (loss) per IPS are restated to $16,687, ($32,047) and ($0.52), respectively, for the three months ended March 31, 2007 and the future tax liability as of March 31, 2007 was $87,676.

Deferred financing costs in the amount of $10,990 as of January 1, 2007 have been reclassified and presented together with the respective debt instrument to which the costs relate and are now being amortized using the effective interest method. The difference between the straight-line and effective interest methods of amortization of these costs is de minimus.

See Note 4 for information about other financial instruments that were not impacted by the adoption of Section 3855.

Section 3865, Hedges, specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for fair value hedges and cash flow hedges. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale of the hedged item. As of June 30, 2007, the Company has not designated any derivative instruments as a cash flow hedge or a fair value hedge.

Section 1530, Comprehensive Income, establishes standards for the reporting and display of comprehensive income, which consists of net income and other comprehensive income ("OCI"). OCI is presented as a component of equity and is comprised of certain changes in shareholders' equity that are not recognized in net income. Examples of items included in OCI include the effective portion of the changes in fair value of derivative instruments designated as a cash flow hedge and changes in the currency translation adjustment relating to self-sustaining foreign operations. As of June 30, 2007, the Company does not have any items recorded in OCI.

Section 3251, Equity, establishes standards for the presentation of equity and changes in equity during the reporting period, in addition to the requirement in Section 1530. The adoption of Section 1530 had no impact on the Company's consolidated financial statements.

(b) Long-term incentive plan:

The officers and other employees of Atlantic Power Management, LLC (the "Manager") are eligible to participate in the Company's Long-Term Incentive Plan ("LTIP"), as determined by the independent members of the Board of Directors of the Company. On an annual basis, the Board of Directors establishes awards that are based on the cash flow performance of the Company in the most recently completed year, each participant's base salary and the market price of the IPSs at the award date. Awards are granted in the form of notional units that have similar economic characteristics to the Company's IPSs. Notional units vest over a three-year period and are redeemed in a combination of cash and IPSs upon vesting. Unvested notional awards are entitled to receive distributions equal to the distributions per public IPS during the vesting period and are awarded in the form of additional notional units. Unvested awards are subject to forfeiture if the participant is not an employee of the Manager at the vesting date or if the Company does not meet certain ongoing cash flow performance targets.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

Compensation expense related to awards granted to participants in the LTIP is recorded over the vesting period based on the estimated fair value of the award at each balance sheet date. Forfeitures are recorded as they occur and are not included in the estimated fair value of the awards. The aggregate number of IPSs which may be issued from treasury under the LTIP is limited to one million.

On March 28, 2007, the Board of Directors approved grants of notional units to acquire a maximum of 172,071 IPSs under the terms of the LTIP. The measurement date for the awards for accounting purposes occurred when participants were informed of the details of their awards in April 2007. As a result, compensation expense related to the LTIP in the amount of $0.3 million was recorded in the three and six month periods ended June 30, 2007 and 2006. No compensation expense related to the LTIP was recorded in the three and six-month periods ended June 30, 2006.

(c) Long-term investments:

During the first quarter of 2007, management reviewed its accounting for its investments in the Gregory and the Selkirk Projects that have historically been accounted for using the equity method. Based on a current assessment, management has determined that as of January 1, 2007, the cost method of accounting is appropriate for these investments. Beginning January 1, 2007, the Company has prospectively changed its accounting for its investments in the Gregory and Selkirk Projects from the equity method to the cost method of accounting. Under the cost method, investment income is recorded to the extent of distributions received from the Projects. This change in accounting policy does not impact cash flow.

The Company's investments in the Delta Person, Jamaica and Rumford Projects continue to be recorded under the equity method of accounting and are also included in long-term investments in the consolidated balance sheets.

In July 2007, a subsidiary of the Company entered into an agreement to sell its equity investment in the Jamaica Project for $6.2 million. The carrying value of the equity investment at June 30, 2007 exceeds the sales price and, accordingly, an impairment charge in the amount of $5.1 million was recorded in the second quarter of 2007 and is included in income from cost and equity method investments in the consolidated statement of operations and retained earnings (deficit). The sale transaction is expected to close in before the end of 2007. The equity investment in the in the Jamaica Project is included in the long-term investments in the consolidated balance sheet at June 30, 2007.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

3. Related party transactions:

In connection with the Company's initial public offering, ArcLight Energy Partners Funds I, L.P. ("Fund I") and ArcLight Energy Partners Funds II, L.P. ("Fund II", and, together with Fund I, the "ArcLight Funds") and Caithness Energy, LLC ("Caithness") (together with the ArcLight Funds, the "Existing Investors") acquired the right to request, at any time, that Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Holdings, subject to a minimum remaining 10% interest for a two-year period from November 18, 2004. This liquidity right was treated as a liability of the Company and recorded at fair value on the consolidated balance sheets. Any change in the non-controlling interest liability was recognized in the consolidated statements of income and retained earnings (deficit) as a change in non-controlling interest liability.

The Existing Investors have exercised the liquidity right in a series of transactions since the initial public offering through February 2007 as follows:

Date	Amount paid to Existing Investors	Incremental share[(i)]
October 2005	$ 64,374	12.0%
October 2006	87,287	15.5%
February 2007	76,888	14.4%

[(i)] Represents incremental portion of Holdings purchased by the Company from the Existing Investors in the transaction.

The amounts paid to the Existing Investors in the transactions above were financed by the Company through the sale of IPSs and convertible debentures.

At December 31, 2006, $74,433 restricted cash included in the consolidated balance sheets was held in escrow pending regulatory approval of a transaction whereby the remaining interests of the Existing Investors were acquired by Holdings. In February 2007, the required regulatory approval was obtained and the transaction was completed. Holdings is now a wholly owned subsidiary of the Company and the liquidity right of the Existing Investors has been extinguished.

During the three and six months ended June 30, 2007, in accordance with the Management Agreement, the Company paid management and incentive fees and cost reimbursements of $800 (2006 - $687) and $1,636 (2006 - $1,375), respectively, to the Manager.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

4. Financial instruments:

(a) Indexed Swap and Indexed Swap Hedge:

A swap agreement ("Indexed Swap") exists between the power utility and Onondaga, which replaced Onondaga's original power purchase contract. The Indexed Swap expires on June 30, 2008. The Indexed Swap is a financial instrument under which the utility company makes monthly payments to Onondaga based upon the differential between an indexed "contract price" and a market reference price for electricity. The indexed contract price fluctuates in relation to the market cost of natural gas and a prescribed index of inflation. The notional quantity of electricity for the purpose of these calculations is fixed for the full term of the Indexed Swap.

In May 2004, a subsidiary of Onondaga entered into commodity derivative instruments ("Indexed Swap Hedge"), in order to lock in favorable gas, power and capacity pricing under the Indexed Swap. The Indexed Swap Hedge extends through June 30, 2008 and removes almost all commodity price risk from the Indexed Swap through its term.

The Indexed Swap and Indexed Swap Hedge are recorded at fair value and included in derivative instruments in the consolidated balance sheets. Changes in the fair values of derivative instruments are recorded in change in fair value of derivative instruments in the consolidated statements of income and retained earnings (deficit).

Changes related to the Indexed Swap asset are summarized below:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Fair value, beginning of period	**$ 48,327**	86,750	**$ 50,124**	$ 107,914
Decrease in fair value	**(1,164)**	(4,248)	**5,097**	(16,873)
Settlements received	**(9,743)**	(7,722)	**(17,801)**	(16,261)
Fair value, end of period	**$ 37,420**	74,780	**$ 37,420**	$ 74,780

Changes related to the Indexed Swap Hedge liability:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Fair value, beginning of period	**$ 21,946**	$ 42,186	**$ 18,989**	58,547
Decrease in fair value	**(1,918)**	(5,732)	**3,503**	(19,700)
Settlements paid	**(4,048)**	(2,617)	**(6,513)**	(5,010)
Fair value, end of period	**$ 15,980**	$ 33,837	**$ 15,980**	$ 33,837

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

(b) Foreign currency contracts:

The Company uses forward foreign currency contracts to manage its exposure to changes in foreign exchange rates, as the Company earns its income principally in the United States and has the obligation to make distributions predominantly in Canadian dollars. Since its inception, the Company has established a hedging strategy for the purpose of reinforcing the long-term sustainability of its distributions. The Company has executed this strategy by entering into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2011 at the current annual distribution level of Cdn$1.06 per IPS to IPS holders, as well as interest payments on the Subordinated Notes. It is the Company's intention to periodically extend the length of these forward contracts by one additional year. Changes in the fair market value of the Company's forward contracts partially offset exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations. The following table summarizes the Company's forward foreign currency contracts with monthly settlement terms as of June 30, 2007:

	Notional monthly amounts		
Period	Sell U.S. dollars	Buy Cdn. dollars	Average rate
Current–2009	4,811	5,800	1.2055
2010	5,167	5,800	1.1225
2011	5,494	5,800	1.0557

In addition to the forward contracts in the table above that settle on a monthly basis, the Company has executed forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make semi-annual payments on the Debentures. The contracts provide for the purchase of Cdn$1.9 million in October 2007, at a rate of 1.1240 Canadian dollars per U.S. dollar and the purchase of Cdn$1.9 million in April and in October of 2008 through 2011 at a rate of 1.1075 Canadian dollars per U.S. dollar.

The foreign exchange forward contracts are carried at estimated fair value based on quoted market value. Mark-to-market adjustments of the foreign currency forward contracts are reflected in foreign exchange gains and losses. At June 30, 2007, the fair value of the foreign exchange forward contracts was included in current portion of derivative instruments asset and derivative instruments asset in the amount of $8,032 and $15,831 respectively.

Certain of the Projects also use interest rate swaps to manage fluctuations in interest rates and natural gas forwards or swaps to minimize the effects on cash flow of changing natural gas prices, which are a significant component of Project expenses. In addition, other Projects have entered into natural gas contracts with pricing terms designed to minimize the impact of gas price volatility on operating margins.

The foreign exchange loss of $12,228 (2006 - $9,104) and $14,709 (2006 - $7,551) during the three and six months ended June 30, 2007, respectively, primarily reflects unrealized foreign exchange gains on the U.S. dollar equivalent of the Company's Canadian dollar-denominated

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

obligation related to convertible debentures and subordinated notes, unrealized foreign exchange losses on the changes in the fair market value of the Company's forward contracts and realized foreign exchange gains on forward contract settlements during the period. Foreign exchange gains (losses) are as follows:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Subordinated notes and convertible debentures	**$(32,921)**	$(11,610)	**$ (36,565)**	(10,535)
Non-controlling interest	**–**	(7,468)	**1,120**	(6,748)
Forward contacts	**19,248**	8,932	**19,977**	7,948
Unrealized foreign exchange gains (losses)	**(13,673)**	(10,146)	**(15,468)**	(9,335)
Realized foreign exchange gains on forward contract settlements	**1,445**	1,042	**759**	1,784
	$(12,228)	$ (9,104)	**$(14,709)**	(7,551)

5. Path 15 Acquisition:

The acquisition of the Path 15 Project closed on September 15, 2006 and was financed with an acquisition credit facility in the amount of $88,000 (the "Acquisition Credit Facility") at Holdings. The Acquisition Credit Facility had an outstanding balance of $51 million at December 31, 2006. The remaining outstanding balance was paid in the first quarter of 2007 using cash on hand and $31 million drawn from the Company's revolving credit facility.

During the three month period ended June 30, 2007, management revised its initial estimate of the future tax liability recorded at the time of Path 15 acquisition. The revised estimate was recorded as an increase to goodwill and future tax liability in the amount of $2,367 in the consolidated balance sheet as of June 30, 2007.

6. Basic and diluted income (loss) per share:

Basic income (loss) per share has been calculated using the weighted average number of units outstanding during the three and six months ended June 30, 2007 of 61,470,500 (2006 - 44,339,500).

Diluted income (loss) per share is computed including dilutive potential IPSs as if they were outstanding IPSs during the period. Dilutive potential IPSs include 4,883,712 IPSs that would be issued if all of the convertible debentures were converted into IPSs at January 1, 2007. Dilutive potential IPSs also include the weighted average number of IPSs that would be issued if the unvested notional units outstanding under the Company's LTIP were vested and redeemed for IPSs as of the date such notional units were granted. Weighted average dilutive potential IPSs related to the LTIP were 209,586 and 105,372 for the three and six month periods ended June 30, 2007, respectively.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

Because the Company reported a loss during the three and six months ended June 30, 2007, the effect of including these shares in the calculation is anti-dilutive. During the three months ended June 30, 2006, there were no potentially dilutive securities outstanding.

7. Gas transportation contract liability:

In June 2007, the Company paid $9.75 million to an unrelated third party in exchange for the assumption by the third party of long-term gas transportation obligations at the Onondaga Project that are not required for the operations of the Project. The carrying value of the gas transportation liability at the date of the transaction exceeded the amount paid by the Onondaga Project to extinguish the liability, resulting in a gain of approximately $10.0 million in the second quarter of 2007, which is included in other project income in the accompanying statement of operations and retained earnings (deficit). The Onondaga Project funded the transaction with a $9.75 million contribution from the Company, which was partially funded by a $9.4 million release of restricted cash at the Path 15 Project.

8. Commitments and contingencies:

From time to time, the Company, its subsidiaries and the Projects are parties to disputes and litigation that arise in the normal course of business. The Company assesses its exposure to these matters and records estimated loss contingencies when a loss is likely and can be reasonably estimated. There are no matters pending as of June 30, 2007 which are expected to have a material impact on the Company's financial position or results of operations.

9. Credit facility amendment:

In August 2007, the Company amended its credit facility. Under the terms of the amendment, the total amount available under the credit facility has been increased from $75 million to $100 million, of which $50 million may be utilized for letters of credit. The November 2008 maturity date of the credit facility has been extended to August 2012 with an option for the Company to extend the maturity date by one additional year.

Outstanding amounts under the amended credit facility bear interest at the London Interbank Offered Rate ("LIBOR") plus an applicable margin that varies based on certain credit ratios of Holdings. The range of applicable margin is 0.875% to 1.625%. Based on Holdings' credit statistics at June 30, 2007, the applicable margin is currently 0.875%. Prior to the amendment, the applicable margin was fixed at 1.50%.

10. Comparative figures:

Certain 2006 figures have been reclassified to conform to the financial statement presentation adopted in 2007.

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

August 10, 2007

Atlantic Power Corporation Announces August 2007 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of August 2007. A distribution of $0.0884 per Income Participating Security ("IPS") will be payable on September 28, 2007 to holders of record at the close of business on August 31, 2007.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0884 reflects a cash dividend per common share of $0.0355 and an interest payment of $0.0529 for the month of August 2007.

Atlantic Power Corporation designates this dividend to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN, ATP.DB**

July 17, 2007

ATLANTIC POWER CORPORATION
SECOND QUARTER 2007 RESULTS & CONFERENCE CALL

Atlantic Power Corporation ("Atlantic Power") will release its financial results for the three and six months ended June 30, 2007 on Tuesday, August 14, 2007. A telephone conference call hosted by Atlantic Power's management team will be held:

Wednesday, August 15, 2007 at 10.00 am ET

The telephone numbers for the conference call are:

Local / International: (416) 849-2698
North American Toll Free: (866) 400-2270

The Conference Call will also be broadcast over Atlantic Power's website at www.atlanticpowercorporation.com. Please call or log in 10 minutes prior to the call.

Replay/Archive
The telephone numbers to listen to the conference call after it is completed (Instant Replay) are local (416) 915-1035 or toll free (866) 245-6755. Please enter the passcode 934396# when instructed. The Instant Replay will be available until midnight, August 22, 2007. The conference call will also be archived on Atlantic Power's web site.

About Atlantic Power
Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

July 13, 2007

Atlantic Power Corporation Announces July 2007 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its distribution for the month of July 2007. A distribution of $0.0884 per Income Participating Security ("IPS") will be payable on August 31, 2007 to holders of record at the close of business on July 31, 2007.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0884 reflects a cash dividend per common share of $0.0355 and an interest payment of $0.0529 for the month of July 2007.

Atlantic Power Corporation designates this dividend to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

June 15, 2007

Atlantic Power Corporation Announces June 2007 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of June 2007. A distribution of $0.0884 per Income Participating Security ("IPS") will be payable on July 31, 2007 to holders of record at the close of business on June 29, 2007.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0884 reflects a cash dividend per common share of $0.0355 and an interest payment of $0.0529 for the month of June 2007.

Atlantic Power Corporation designates this dividend to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

ATLANTIC POWER CORPORATION
(the "Issuer")

Annual Meeting of Shareholders

held on June 6, 2007

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

Description of Matters Voted Upon	Outcome of the Vote	Conducted by Ballot		
		Number or Percentage of Votes Cast		
		For	Against	Withheld
The election of Irving Gerstein, Ken Hartwick, John McNeil, Barry Welch and William Whitman as members of the Issuer's board of directors.	Approved (by show of hands)	N/A	N/A	N/A
The re-appointment of KPMG LLP as the auditors of the Issuer and the authorization of the Issuer's board of directors to fix such auditors' remuneration.	Approved (by show of hands)	N/A	N/A	N/A

AtlanticPower Corporation

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "**Meeting**") of the shareholders of Atlantic Power Corporation (the "**Corporation**") will be held at the Le Royal Meridien King Edward Hotel, The Belgravia Room, 37 King Street East, Toronto, Ontario on Wednesday, the 6th day of June, 2007 at the hour of 10:00 a.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Corporation for the year ended December 31, 2006, together with the report of the auditors thereon;

2. **TO ELECT** five members to the board of directors of the Corporation;

3. **TO APPOINT** auditors of the Corporation and authorize the board of directors of the Corporation to fix the remuneration of the auditors; and

4. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 10th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"*Irving Gerstein*"

Chair of the Board of Directors
Atlantic Power Corporation

AtlanticPower Corporation

PROXY FOR REGISTERED HOLDERS OF COMMON SHARES

This proxy is being solicited by Atlantic Power Management, LLC (the "Manager") the Manager of Atlantic Power Corporation (the "Issuer") from holders of common shares of the Issuer ("Shareholders") for use in connection with the annual meeting (the "Meeting") of Shareholders to be held on June 6, 2007 at the Le Royal Meridien King Edward Hotel, The Belgravia Room, 37 King Street East, Toronto, Ontario at 10:00 a.m. (Toronto time). Reference is made to the accompanying management information circular of the Issuer dated May 10, 2007 (the "Circular") for further information.

The undersigned Shareholder of the Issuer hereby appoints IRVING GERSTEIN or, failing him, JOHN McNEIL (or instead of either of them ....), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise if personally present and with authority to vote at the said proxyholder's discretion unless herein otherwise specified. The said proxyholder is hereby specifically directed to:

1. **VOTE FOR ☐ or WITHHOLD FROM VOTING ON ☐** the election of Irving Gerstein, Ken Hartwick, John McNeil, Barry Welch and William Whitman as members of the Issuer's board of directors; and

2. **VOTE FOR ☐ or WITHHOLD FROM VOTING ON ☐** the appointment of KPMG LLP as the auditors of the Issuer and the authorization of the Issuer's board of directors to fix such auditors' remuneration.

DATED this ______ day of ______________________, 2007.

____
Name of Shareholder

____
Signature of Shareholder

NOTE:

1. The shares represented by this proxy will be voted for or withheld from voting in accordance with the instructions noted hereon on any ballot that may be called for. **In the absence of instructions to the contrary, the shares will be voted "FOR" the above-mentioned items.** The Manager presently knows of no matters to come before the Meeting other than the matters identified in the notice of the Meeting. If any matters that are not known should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the said proxyholder.

2. To vote this proxy, the Shareholder must sign in the space provided on this form. Please sign exactly as the name appears hereon and in which the shares are registered. If the Shareholder is a corporation, the proxy should be executed by duly authorized officers and its corporate seal must be affixed. **If this proxy is not dated in the space provided, the proxy shall be deemed to bear the date on which it was mailed by the Issuer.**

4. **The Shareholder has the right to appoint a person, other than the persons designated, to attend, vote and act for the Shareholder and on the Shareholder's behalf at the Meeting.** Such right may be exercised by striking out the names of the specified persons and inserting the name of such other person in the space provided.

5. This proxy revokes all prior proxies given by the Shareholder represented by this proxy and may be revoked at any time before it has been exercised.

6. Reference should be made to the Circular, which accompanies the notice of Meeting, for a full explanation of the rights of Shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.

AtlanticPower
Corporation

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS AND
MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 6, 2007

May 10, 2007

AtlanticPower Corporation

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "**Meeting**") of the shareholders of Atlantic Power Corporation (the "**Corporation**") will be held at the Le Royal Meridien King Edward Hotel, The Belgravia Room, 37 King Street East, Toronto, Ontario on Wednesday, the 6th day of June, 2007 at the hour of 10:00 a.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Corporation for the year ended December 31, 2006, together with the report of the auditors thereon;

2. **TO ELECT** five members to the board of directors of the Corporation;

3. **TO APPOINT** auditors of the Corporation and authorize the board of directors of the Corporation to fix the remuneration of the auditors; and

4. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 10th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"*Irving Gerstein*"

Chair of the Board of Directors
Atlantic Power Corporation

ATLANTIC POWER CORPORATION

INFORMATION CIRCULAR

This information circular (the "**Information Circular**") is furnished in connection with the solicitation of proxies by or on behalf of Atlantic Power Management, LLC (the "**Manager**"), as manager of Atlantic Power Corporation (the "**Corporation**"), for use at the annual meeting (the "**Meeting**") of shareholders (the "**Shareholders**") of the Corporation to be held on June 6, 2007 at the Le Royal Meridien King Edward Hotel, The Belgravia Room, 37 King Street East, Toronto, Ontario commencing at 10:00 a.m. (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying notice of the Meeting (the "**Notice of Meeting**").

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Manager, at nominal cost. The Corporation will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of the Information Circular.

The information contained herein is given as at May 10, 2007, except where otherwise noted.

Appointment and Revocation of Proxies

Together with the Information Circular, the Shareholders will also be sent a form of proxy (a "**Form of Proxy**"). The persons named in such proxy are directors of the Corporation. **A Shareholder who wishes to appoint some other person to represent him, her or it at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Shareholder of the Corporation.**

Computershare Trust Company of Canada (the "**Agent**") holds the common shares ("**Common Shares**") of the Corporation represented by income participating securities ("**IPSs**") in trust for the benefit of holders of IPSs ("**IPS Holders**") and has the right to vote such Common Shares at the Meeting. The Agent is required to submit proxies (as a Shareholder) for voting rights attached to such Common Shares in accordance with the instructions provided by IPS Holders. Upon submission by an IPS Holder (or his, her or its designee) whose name appears on a list of beneficial IPS Holders prepared in connection with the Meeting, of identification satisfactory to the Agent's representative, an IPS Holder may require the Agent to sign and deliver to such holder (or his, her or its designee) a proxy to exercise personally the voting rights attaching to Common Shares underlying such IPS Holder's IPSs, if such holder either (i) has not previously given the Agent voting instructions in respect of the Meeting or (ii) submits to such representative written revocation of any such previous instructions. At the Meeting, the IPS Holder (or his, her or its designee) exercising voting rights under a proxy granted by the Agent, has the right to speak at the Meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the Meeting in respect of any matter, question, proposal or proposition, and to vote at the Meeting by way of a show of hands in respect of any matter, question or proposition. Together with the Information Circular, IPS Holders will also be sent an instruction form addressed to the Agent which may be completed and returned to the Agent setting out the IPS Holder's voting instructions.

To be valid, proxies or instructions to the Agent must be deposited at the offices of the Agent, 9th Floor, North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so as not to arrive later than 5:00 p.m. (Toronto time) on June 4, 2007, or be deposited with the chair of the Meeting (the "**Chair of the Meeting**") prior to the commencement of the Meeting. If the Meeting is adjourned, proxies or instructions to the Agent must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy or instructions are to be used, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting or any reconvened meeting.

The document appointing a proxy must be in writing and completed and signed by a Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Instructions provided to the Agent by an IPS Holder must be in writing and completed and signed by the IPS Holder or his or her attorney authorized in writing or, if the IPS Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, and trustees or similarly otherwise should so indicate and provide satisfactory evidence of such authority.

A Shareholder that has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law. An IPS Holder that has given instructions to the Agent with respect to the voting of the Common Shares underlying its IPSs may revoke the instructions: (a) by completing and signing instructions bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the IPS Holder or by his or her attorney authorized in writing: (i) at the registered office of the Agent at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the instructions are to be relied on, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying Form of Proxy will vote Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the proxy. The Agent will vote Common Shares underlying IPSs in respect of which they are instructed, on any ballot that may be called for, in accordance with the instructions of the IPS Holder. **In the absence of such specification, such Common Shares will be voted at the Meeting as follows:**

- **FOR the election of Irving Gerstein, Ken Hartwick, John McNeil, Barry Welch and William Whitman to the board of directors as described under the heading "Matters to be Considered at the Meeting – Election of Directors"; and**

- **FOR the appointment of KPMG LLP as auditors of the Corporation and to authorize the board of directors to fix the auditor's remuneration.**

For more information on these issues, please see the section entitled "Matters to be Considered at the Meeting" in this Information Circular.

The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the Form of Proxy and the Notice of Meeting and with respect to other matters, which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter or business. At the time of printing the Information Circular, the directors of the Corporation (the "**Directors**", the "**Board**" or the "**Board of Directors**") know of no such amendments, variations or other matters.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Common Shares or IPSs otherwise than in their own names. A non-registered securityholder of the Corporation (a "**Beneficial Holder**") who beneficially owns Common Shares or IPSs, but such Common Shares or IPSs are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant) should note that only proxies or instructions deposited by securityholders whose names are on the

records of the Corporation as the registered holders of Common Shares or IPSs can be recognized and acted upon at the Meeting.

Common Shares or IPSs that are listed in an account statement provided to a Beneficial Holder by a broker are likely not registered in the Beneficial Holder's own name on the records of the Corporation and such Common Shares or IPSs are more likely registered in the name of CDS Clearing and Depository Services Inc. ("**CDS**") or its nominee.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholders' meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving an ADP voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of CDS or their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the registered holder should enter their own names in the blank space on the Form of Proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As of the date of this Information Circular, there were 61,470,500 Common Shares and IPSs outstanding (66,309,210 Common Shares and IPSs outstanding on fully diluted basis). All of the outstanding Common Shares are registered in the name of the Agent and are held by the Agent in trust for the IPS Holders.

At the Meeting, each Shareholder of record at the close of business on May 7, 2007, the record date established for the Notice of Meeting (the "**Record Date**"), will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting, except to the extent such Shareholder has transferred any such Common Shares after the Record Date and the transferee of such Common Shares establishes ownership thereof and makes a written demand to the Corporate Secretary of the Manager, not later than 10 days before the date of the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Common Shares.

To the knowledge of the Directors, the following persons beneficially own or exercise control or direction over Common Shares carrying approximately 10% or more of the votes attached to the issued and outstanding Common Shares:

Name	Number of Common Shares beneficially owned or over which control or direction is exercised	Percentage of Total Common Shares
CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC	11,575,000	18.83%

(1) Based on publicly available filings.

MATTERS TO BE CONSIDERED AT THE MEETING

Election of Directors

The number of directors to be elected at the Meeting has been fixed at five. The persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, intend to vote for the election, as directors, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion. Each nominee elected as a director will hold office until the next annual meeting of the Shareholders or until his successor is elected or appointed.

The following table sets forth the names of, and certain information for, the individuals proposed to be nominated for election as directors. Biographies for each nominee, which include a summary of each nominee's principal occupation and employment within the five preceding years, are set out at pages 80 to 82 of the Corporation's annual information form dated March 28, 2007 (the "**AIF**") and such information is incorporated by reference herein. The AIF can be found under the Corporation's profile at *www.sedar.com*. Upon request, the Manager will promptly provide a copy of the AIF free of charge to a securityholder of the Corporation.

Name & Province of Residence	Principal Occupation	Date Appointed as a Director	Ownership or Control over IPSs (1)
IRVING GERSTEIN (2), (3) Ontario, Canada	Corporate Director	October 4, 2004	2,000
KEN HARTWICK (2), (4) Ontario, Canada	President, Ontario Energy Savings Corp.	October 4, 2004	2,000
JOHN MCNEIL (2) Ontario, Canada	President, BDR NorthAmerica Inc.	October 4, 2004	4,000
BARRY WELCH MASSACHUSETTS, U.S.A.	President and Chief Executive Officer, Atlantic Power Management, LLC	—	37,500
WILLIAM WHITMAN (2) New Jersey, U.S.A.	Senior Vice President, NW Financial Group, LLC	December 12, 2006	—

(1) The information as to IPSs beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Each independent director is also a member of the audit committee of the Corporation. Further information regarding the audit committee of the Corporation and auditors' fees can be found at pages 86 and 87 of the AIF.

(3) Chair of the Board.

(4) Chair of the Audit Committee.

Appointment of Auditors

The audit committee of the Corporation (the "**Audit Committee**") recommends to the Shareholders that KPMG LLP, Chartered Accountants, be appointed as the independent auditor of the Corporation, to hold office until the next annual meeting of the Shareholders or until their successor is appointed, and that the Directors be authorized to fix the remuneration of the auditors.

KPMG LLP has been the auditor of the Corporation since its inception. **The persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of a resolution to appoint KPMG LLP as auditors of the Corporation and authorize the Directors to fix their remuneration.**

Financial Statements

The annual report, the financial statements of the Corporation for the year ended December 31, 2006 and the auditors' report thereon accompanying this Information Circular will be placed before the Shareholders at the

Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

MANAGEMENT AND ADMINISTRATION OF ATLANTIC HOLDINGS AND THE CORPORATION

The Manager is a Delaware limited liability company formed by ArcLight Capital Partners, LLC ("**ArcLight**") and ArcLight Energy Partners Fund I, L.P. ("**Fund I**") and ArcLight Energy Partners Fund II, L.P. ("**Fund II**"). The Manager's principal place of business is located at 200 Clarendon Street, 25th Floor, Boston, Massachusetts 02116. The names, municipalities of residence, positions with the Manager and principal occupations of the officers of the Manager are as follows:

Name and State of Residence	Position(s) with the Manager	Principal Occupation
BARRY WELCH .... Massachusetts, U.S.A.	President and Chief Executive Officer	President and Chief Executive Officer of the Manager
PATRICK WELCH (1)............................. Massachusetts, U.S.A.	Chief Financial Officer and Corporate Secretary	Chief Financial Officer and Corporate Secretary of the Manager
STEVEN CHWIECKO.............................. Massachusetts, U.S.A.	Managing Director, Asset Management & Acquisitions	Managing Director, Asset Management & Acquisitions of the Manager

(1) Patrick Welch commenced his duties on May 31, 2006.

In addition to the officers listed above, the Manager contracts with ArcLight to obtain certain back-office and support services and for the secondment of ArcLight employees from time to time as appropriate to assist the Manager in fulfilling its responsibilities under the Management Agreement (as defined below). The Manager is owned by Atlantic Power Management Holdings, LLC ("**APM**"), an entity managed by ArcLight and owned by Fund I and Fund II.

The Manager provides management and administrative services to the Corporation and Atlantic Holdings pursuant to the terms of an amended and restated management agreement entered into between the Manager, Atlantic Holdings and the Corporation (the "**Management Agreement**"). The Management Agreement has an initial 20-year term (to November 10, 2024) and will be automatically renewed for additional five-year terms unless, at least six months prior to the expiration of the then-current term, Atlantic Holdings and the Corporation (as evidenced by the approval of the independent Directors) determine that the Management Agreement will not be renewed and notify the Manager accordingly. The Management Agreement was initially entered into on November 10, 2004 in connection with the Corporation's initial public offering. Effective April 24, 2007, the Management Agreement was amended to reflect changes arising from amendments to the operating agreement for Atlantic Holdings (which was amended to reflect the fact that Atlantic Holdings is now a wholly-owned subsidiary of the Corporation).

Under the terms of the Management Agreement, the Manager provides the following services to Atlantic Holdings: (i) representing Atlantic Holdings' interests in the entities (the "**Project Holding Entities**") through which the Corporation holds interests in its power projects (the "**Projects**") and overseeing the operation of the Projects; (ii) assisting in the development, implementation and monitoring of strategic plans; (iii) assisting in developing an annual budget and an annual distributable cash forecast; (iv) assisting with treasury, legal and compliance, financing and risk assessment activities; (v) reviewing the budgets and schedules for major maintenance proposed for the Projects; (vi) assisting in the preparation of financial reports in respect of the Projects and any future projects; (vii) assisting in the negotiation of material agreements; (viii) monitoring compliance with the annual budget and distributable cash forecast; (ix) assisting in and supervising the analysis of potential acquisitions, investments and dispositions; (x) carrying out or supervising the making of acquisitions, dispositions or investments; (xi) retaining accountants, lawyers, consultants, investment bankers and other such professional advisers; and (xii) assisting in the preparation, planning and coordination of meetings of the board of managers of Atlantic Holdings and holders of membership interests in Atlantic Holdings.

Under the Management Agreement, the Manager also provides certain administrative services to the Corporation including: (i) assisting the Corporation in complying with its continuous disclosure obligations under applicable securities legislation; (ii) providing or causing to be provided to holders of securities of the Corporation, all information to which they are entitled under the constating documents of the Corporation and the subordinated note indenture dated

November 18, 2004 among the Corporation, certain guarantors and Computershare Trust Company of Canada (the "**Indenture**") and applicable laws; (iii) monitoring compliance of the Corporation with applicable tax laws; (iv) advising on and negotiating any financings by the Corporation; (v) providing for the calculation and distribution of interest payments and other distributions to holders of securities of the Corporation; and (vi) assisting in the preparation, planning and coordination of meetings of the Board of Directors and holders of Common Shares of the Corporation.

Pursuant to the Management Agreement, a number of material actions may not be authorized by the Manager without first obtaining the approval of Atlantic Holdings and the Corporation (as evidenced by the approval of a majority of the independent Directors) including: (i) adopting amending or materially deviating from annual business plans; (ii) taking any action by or on behalf of a Project Holding Entity, any subsidiary of a Project Holding Entity or any limited partnership, corporation or other entity that directly owns the Projects that may have a material impact on the annual distributable cash forecast; (iii) disposing of any material assets; and (iv) raising capital by way of an issuance of securities of Atlantic Holdings or the Corporation. Without the approval of Atlantic Holdings and the Corporation (as evidenced by the approval of a majority of the independent Directors), the Manager, on behalf of Atlantic Holdings or the Corporation or a subsidiary or affiliate of Atlantic Holdings or the Corporation, may not (i) enter into any material transaction with the Manager or an affiliate of the Manager; or (ii) amend any existing material terms of the Management Agreement or fees payable thereunder.

In consideration for providing the management and administrative services under the Management Agreement, the Manager receives: (i) an annual management fee; (ii) payments representing cost reimbursement; and (iii) an incentive fee. The annual management fee for 2007 will be approximately US$344,000, subject to adjustment for any future acquisitions or investments on the basis that the annual fee will increase by an amount agreed between the Manager and Atlantic Holdings and the Corporation (as evidenced by the approval of a majority of the independent Directors), taking into consideration the increased service levels required and the resource requirements imposed as a result of or created by such acquisition or investment. The annual fee is subject to adjustment for inflation and is payable monthly in advance on the first business day of each month. The Manager is entitled to be reimbursed for all out-of-pocket costs and expenses reasonably incurred by the Manager or its affiliates in carrying out the management and administrative services including reasonable allocations for charges incurred by the Manager for services provided by ArcLight pursuant to the Management Support Agreement (as defined below) and for any other services provided by affiliates of the Manager (which charges will be reimbursed on a cost-recovery basis). The allocations for such charges are subject to the approval of Atlantic Holdings and the Corporation (as evidenced by the approval of a majority of the independent Directors), by way of either annual budget approval or specific authorization. For the year ended December 31, 2006, Atlantic Holdings and the Corporation paid to the Manager a total of approximately US$894,000 which included the annual management fee, cost reimbursement for expenses incurred by the Manager and its other reasonable out-of-pocket costs and expenses incurred in connection with its duties under the Management Agreement (including amounts paid to ArcLight for services provided to the Manager by employees of ArcLight).

The Manager is also entitled to an annual incentive fee equal to 25% of the product obtained by multiplying (i) the excess of the actual cash distributions per IPS (or, following the redemption, repurchase or maturity of all of the 11% subordinated notes of the Corporation issued in accordance with the Indenture or separation of all of the IPSs, per Common Share) in each fiscal year over Cdn$1.00 per IPS (or Cdn$0.3657 per Common Share, as applicable), by (ii) the weighted average number of IPSs and Common Shares not represented by IPSs outstanding for the relevant calendar year or part thereof, subject to customary anti-dilution provisions. For the fiscal year ended December 31, 2006, an incentive fee of US$554,000 was paid to the Manager.

Atlantic Holdings and the Corporation have the right to terminate the Management Agreement in circumstances of: (i) bankruptcy, insolvency or receivership of the Manager; (ii) fraud, wilful default or gross negligence committed by the Manager; or (iii) default by the Manager in the performance of a material obligation under the Management Agreement, if (1) such default is not caused by a *force majeure* event, and (2) such default is not cured within 60 days of written notice being given by Atlantic Holdings to the Manager of the default or if such default is not reasonably capable of being cured within 60 days, the Manager has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days. The Manager will have the right to terminate the Management Agreement earlier (i) in the event of (1) the bankruptcy, insolvency or receivership of Atlantic Holdings or the Corporation, or (2) a default by Atlantic Holdings or the Corporation in the performance of a material obligation under the Management Agreement (other than as a result of the occurrence of a *force majeure* event) which is not remedied

within 60 days after notice thereof has been delivered, or if such default is not reasonably capable of being cured within 60 days, Atlantic Holdings or the Corporation has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days; or (ii) upon 90 days' prior written notice to Atlantic Holdings or the Corporation.

Atlantic Holdings or the Corporation may terminate the Management Agreement upon 90 days' prior written notice if: (i) while APM owns the Manager, ArcLight should cease to be the manager of the members of APM; or (ii) APM sells the Manager and ArcLight ceases to have a significant influence over the operation of the Manager, without, in either case, the prior written consent of Atlantic Holdings and the Corporation (as evidenced by the approval of a majority of the independent Directors), which consents shall not be unreasonably withheld.

The Manager may delegate certain aspects of its responsibilities under the Management Agreement, but no such delegation will relieve the Manager of its obligations thereunder. The Manager may, with the approval of Atlantic Holdings and the Corporation (as evidenced by the approval of a majority of the independent Directors), contract with affiliates to provide services to the Corporation and Atlantic Holdings not otherwise provided for in the Management Agreement, such as advisory and investment banking services.

The Manager and any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager shall be indemnified and saved harmless by Atlantic Holdings and the Corporation from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against the Manager and any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager, in any way arising from or related in any manner to the Management Agreement, unless such claims arise from the fraud, wilful default or gross negligence of the Manager or any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager. The Manager and its affiliates and associates may rely on information provided by Atlantic Holdings, the Corporation or any employee or agent thereof unless it has actual notice that such information is inaccurate.

On the closing of the Corporation's initial public offering, the Manager and ArcLight entered into a management support agreement (the "**Management Support Agreement**") which provides that certain ArcLight employees will be available to provide administrative and office support services to the Manager and that ArcLight employees may be seconded to the Manager from time to time as appropriate to enable the Manager to fulfill its responsibilities under the Management Agreement. Services and resources provided by ArcLight under the Management Support Agreement will be provided to the Manager on a cost-recovery basis. The Management Support Agreement requires ArcLight and its affiliates to give the Manager the opportunity to pursue, on behalf of the Corporation and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for Fund I, Fund II or other investment funds managed by ArcLight or its affiliates or that do fit within such investment guidelines but which such investment funds determine not to pursue.

EXECUTIVE COMPENSATION

Under applicable securities legislation, the Corporation is required to disclose certain financial and other information relating to the compensation of its Chief Executive Officer, Chief Financial Officer and the Corporation's three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer). The Corporation, however, does not have executive officers; rather the executive officers of the Manager are responsible for the management of the business of the Corporation. The following table sets forth a summary of salary and other annual compensation earned by the individuals who were, during the year ended December 31, 2006, the Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers of the Manager (the "**Named Executive Officers**") during the periods ended December 31, 2006, 2005 and 2004.

Name and Principal Position	Fiscal Year Ended December 31,	Annual Compensation		Long-Term Compensation Awards	All Other Compensation (US$)
		Salary (US$)	Bonus (US$)(1)	LTIP Awards(2) (# of Notional Units)	
BARRY WELCH President and Chief Executive Officer, Atlantic Power Management, LLC	2006 2005 2004(5)	500,000 500,000 142,308	600,000 300,000 —	79,529 — —	15,000(3) 355,760(4) —
PATRICK WELCH Chief Financial Officer and Corporate Secretary, Atlantic Power Management, LLC	2006(6)	140,833	140,000	38,174	3,864(3)
MARK BYSKOV Chief Financial Officer and Corporate Secretary, Atlantic Power Management, LLC	2006(7) 2005 2004(8)	120,000 224,167 12,552	110,000 130,000 20,000	— —	15,000(3) — —
STEVEN CHWIECKO Managing Director, Asset Management & Acquisitions, Atlantic Power Management, LLC	2006 2005(9)	211,354 126,878	160,000 115,000	34,993 —	20,000(3) —

(1) During 2006 and 2005, bonuses paid to Named Executive Officers included $430,000 and $130,000, respectively, that was paid by the Manager and not reimbursed by the Company.

(2) The LTIP (as defined herein) was approved by the Board of Directors on May 10, 2006 and subsequently approved by the Shareholders on June 7, 2006. For further details on the LTIP, see the discussion under "— Long Term Incentive Plan" in this Information Circular.

(3) These amounts represent matching contributions by the Corporation to the respective Named Executive Officer's 401(k) plan account.

(4) This amount was paid by the Manager to Barry Welch in order to fund the purchase of 25,000 IPSs and was not reimbursed by the Company.

(5) Barry Welch commenced his duties as President and Chief Executive Officer on September 20, 2004.

(6) Patrick Welch commenced his duties as Chief Financial Officer and Corporate Secretary on May 31, 2006.

(7) Mr. Byskov served as Chief Financial Officer and Corporate Secretary for the period December 13, 2004 to May 31, 2006. Following the effective date of Mr. Byskov's resignation, he continued to serve the Corporation on an independent consulting basis for the period June 1, 2006 to December 31, 2006 and received total compensation of US$50,021 for such services.

(8) Mr. Byskov commenced his duties as Chief Financial Officer and Corporate Secretary on December 13, 2004.

(9) Mr. Chwiecko commenced his duties as Managing Director, Asset Management & Acquisitions on May 19, 2005.

Equity Compensation Plan Information

The following table provides information regarding the LTIP, being the only equity compensation plan of the Corporation or its subsidiaries. Information is provided as of May 10, 2007.

Plan Category	Number of IPSs that may be issued upon redemption of outstanding notional units	Weight-average exercise price of outstanding notional units	Number of IPSs remaining available for issuance under the LTIP[(2)]
Equity compensation plans approved by Shareholders	172,021[(1)]	N/A	827,979

(1) Assumes that the participants elect to receive 100% IPSs upon redemption.

(2) The maximum aggregate number of IPSs that may be issued under the LTIP upon redemption of Notional Units is 1,000,000 IPSs, subject to certain adjustments. For a discussion of the vesting and redemption provisions under the LTIP, see discussion under "— Long Term Incentive Plan" below.

LTIP – Awards in Most Recently Completed Financial Year

The following table provides a summary of the awards under the LTIP for fiscal 2006 to the Named Executive Officers.

Name	Securities, Units or Other Rights (#of Notional Units)	Performance or Other Period Until Maturation or Payout[(1)]	Minimum Possible Payout (# of IPSs)[(1)]	Maximum Possible Payout (# of IPSs)[(1)]
BARRY WELCH	79,529	3-year vesting period subject to performance-based forfeiture	0	79,529
PATRICK WELCH	38,174	3-year vesting period subject to performance-based forfeiture	0	38,174
STEVEN CHWIECKO	34,993	3-year vesting period subject to performance-based forfeiture	0	34,993

(1) Notional units granted under the LTIP vest over a three-year period in accordance with the terms of the LTIP, subject to performance-based forfeiture. Participants may elect to defer the redemption of notional units for additional one-year periods to a maximum of three years from each vesting date provided that the participant provides written notice of such election in accordance with applicable U.S. law. In the event that the Corporation achieves less than 80% of the Target Project Cash Flow (as defined below) established pursuant to the LTIP for a Performance Period (as defined below), all notional units with a vesting date in the next Performance Period shall be cancelled, shall no longer be redeemable for IPSs and the participant shall forfeit all rights, title and interest with respect to such notional units, unless otherwise determined by the Independent Directors (as defined below), as administrators of the LTIP. For further details on vesting and performance-based forfeiture under the LTIP, see discussion under "— Long Term Incentive Plan" below.

Long Term Incentive Plan

On May 10, 2006, the Board of Directors approved the adoption of Atlantic Holdings' long term incentive plan (the "**LTIP**"), which was subsequently approved by Shareholders on June 7, 2006. The LTIP was amended and restated effective April 24, 2007 by the Board of Directors in order to (a) change the administrator of the LTIP to the independent members of the Board of Directors (the "**Independent Directors**") (or such committee or person(s) the Board delegates such authority); and (b) amend the definition of "Determination Date" to provide that the date for the calculation and grant (if any) of notional units to a participant in respect of a Performance Period (as defined below) shall be the date the Board approves the audited financial statements of the Corporation for such Performance Period. Shareholder approval of these amendments was not required under the terms of the LTIP or by the Toronto Stock Exchange since these amendments do not constitute material amendments to the LTIP.

The purpose of the LTIP is to align the interests of Eligible Persons (as defined below) with those of IPS Holders and to assist in attracting, retaining and motivating key employees of the Manager by making a significant portion of the incentive compensation of key employees directly dependent upon the achievement of key strategic, financial

and operational objectives that are critical to ongoing growth and profitability and that result in the Corporation exceeding its per IPS distribution targets.

The officers and other employees of the Manager ("**Eligible Persons**") are eligible to participate in the LTIP as determined by the Independent Directors. For each performance period (being, generally, a period of one calendar year commencing on January 1 of each year, a "**Performance Period**"), the Independent Directors establish percentages ("**LTIP Award Percentages**") that will determine the amount (based on a percentage of base salary) that Eligible Persons are entitled to receive under the LTIP if certain levels of target project cash flow ("**Target Project Cash Flow**") for the Performance Period are achieved. If certain levels of Target Project Cash Flow are achieved, the Eligible Person will be eligible to receive a number of notional units (including fractional units) to be calculated by dividing an incentive amount (based on the LTIP Award Percentages and the Eligible Person's base salary) by the "market price per IPS". The market price per IPS is defined in the LTIP as the weighted average closing price of IPSs on the Toronto Stock Exchange for the five days immediately preceding the applicable day. Any notional units granted to a participant in respect of a Performance Period will be credited to an account maintained by Atlantic Holdings for each participant ("**Notional Unit Account**") on the determination date for such Performance Period.

For grants under the LTIP, one-third of the notional units in a participant's Notional Unit Account for a Performance Period will vest on the 13-month anniversary following the determination date for such Performance Period, 50% of the notional units remaining in a participant's Notional Unit Account for a Performance Period will vest on the second anniversary date of the determination date for such Performance Period, and all remaining notional units in a Participant's Notional Unit Account for a Performance Period will vest on the third anniversary of the determination date for such Performance Period. Each notional unit is entitled to receive distributions equal to the distributions on an IPS, to be credited in the form of additional notional units immediately following any distribution on the IPSs. Participants may elect to defer the redemption of notional units for additional one-year periods to a maximum of three years from each vesting date provided that the participant provides written notice of such election in accordance with applicable U.S. law.

On the applicable vesting date for notional units held in a participant's Notional Unit Account, Atlantic Holdings will redeem such notional units as follows: (i) one-third by lump sum cash payment (net of any applicable withholdings), and (ii) the remaining two-thirds by an exchange for IPSs. Notwithstanding the foregoing, a participant may elect to redeem such notional units for 100% IPSs upon prior written notice of such election. All issuances of IPSs on redemption of notional units under the LTIP are subject to compliance with applicable securities laws.

If the net cash flows (as determined by the Independent Directors) achieved in a Performance Period are less than 80% of the Target Project Cash Flow previously approved by the Independent Directors for that Performance Period, all notional units having a vesting date in the next Performance Period will be cancelled, will no longer be redeemable for IPSs and the participants will forfeit all rights, title and interest with respect to such notional units, unless otherwise expressly determined by the Independent Directors, as administrators of the LTIP.

The aggregate number of IPSs which may be issued from treasury under the LTIP is limited to 1,000,000, subject to increase or decrease by reason of amalgamation, rights offerings, reclassifications, consolidations or subdivisions, or as may otherwise be permitted by applicable law and the Toronto Stock Exchange.

The LTIP provides that the aggregate number of IPSs reserved for issuance from treasury under the LTIP and any other IPS compensation arrangement of the Corporation or its subsidiaries or the Manager ("**IPS Compensation Arrangement**") shall not exceed 10% of the IPSs then issued and outstanding on the date of grant. The number of IPSs that may be issuable at any time, pursuant to the LTIP and any other IPS Compensation Arrangement to insiders (as such term is defined in the *Securities Act* (Ontario)), together with such insider's associates (collectively, "**Insider Participants**") shall not exceed 10% of IPSs then issued and outstanding. Additionally, the number of IPSs that may be issued, within a one-year period, pursuant to the LTIP and any other IPS Compensation Arrangement to Insider Participants shall not exceed 10% of IPSs then issued and outstanding.

On March 28, 2007, notional units to acquire a maximum of 172,021 IPSs, in the event participants elect to redeem all of such notional units for 100% IPSs, were granted under the LTIP in respect of the 2006 Performance Period all of which remain outstanding as of the date hereof, such maximum representing approximately 0.3% of the IPSs currently issued and outstanding.

The Independent Directors may terminate, modify or amend the LTIP, without securityholder approval, at any time in such manner and to such extent as they deem advisable, subject to applicable corporate, securities and tax law requirements and the requirements of the Toronto Stock Exchange, provided that any such action may not adversely affect any rights already acquired under the LTIP to such date. The amendments that may be made by the Independent Directors to the LTIP include, without limitation, the vesting and redemption dates for notional units and the persons who may qualify as Eligible Persons under the LTIP provided that any change to the Eligible Persons does not have the potential of broadening or increasing insider participation. A participant may not assign or transfer any right or interest in the LTIP. All unvested notional units are forfeited by a participant on the date he or she ceases to be employed by the Manager or Atlantic Holdings, except in the case of death, disability, retirement or change of control (in certain circumstances, as described below). If the employment of a participant is terminated in connection with the death, retirement or upon a change of control (in the case of a change of control, where termination is by the participant for good reason or by the Manager or Atlantic Holdings without cause) prior to the applicable vesting date, all notional units credited to the participant's Notional Unit Account will vest or be deemed to have vested effective the date immediately prior to the date of such termination of the participant's employment. If the employment of a participant is terminated due to the disability of the participant prior to the applicable vesting date, all notional units credited to the participant's Notional Unit Account will vest on the vesting date as if the participant continued to be actively employed until the applicable vesting date.

IPS PERFORMANCE GRAPH

The following graph compares the total cumulative return to IPS Holders for Cdn$100 invested in IPSs (assuming the reinvestment of distributions) with the total cumulative return of the S&P/TSX Composite Index for the period from the closing of the Corporation's initial public offering on November 18, 2004, when the IPSs were listed for trading on the Toronto Stock Exchange, to December 31, 2006.



Relative Total Return
Atlantic IPO to Present
160
150
140
130
120
110
100
90
80
Relative Performance (%)
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
S&P TSX Composite
Atlantic Power

COMPENSATION OF DIRECTORS

Director Fees

For 2006, each independent Director was entitled to receive an annual retainer of US$20,000 and US$1,500 per meeting attended in person or US$500 per meeting attended by phone. The Chair of the Board and Audit Committee receive an additional US$10,000 per year. Directors are reimbursed for out-of-pocket expenses for attending meetings. The Directors also participate in the insurance and indemnification arrangements described below. For 2007, it was determined that the annual retainer for independent Directors should be increased to more closely align with the compensation paid to independent board members of the Company's peers and to better reflect the time commitment and responsibility assumed by the Company's four independent Directors. For 2007, the annual retainer for each independent Director will be US$40,000.

Equity Ownership Guideline

On April 24, 2007, the Board of Directors adopted an equity ownership guideline for independent Directors. The guideline provides that by April 24, 2010 (for existing independent Directors) or within three years of their initial election (for new independent Directors), each independent Director should own IPSs or other equity securities of the Corporation (which will include notional shares issued under the deferred share unit plan described below), representing an investment by each independent Director of three times their current annual retainer.

Deferred Share Unit Plan

On April 24, 2007, the Board of Directors established a deferred share unit plan ("**DSU Plan**") for Directors. Under the DSU Plan, each non-management Director is entitled to elect to have fees paid to them by the Corporation for their services as directors contributed to the DSU Plan. All fees contributed to the DSU Plan shall be credited to such Director in the form of notional shares representing the estimated fair value, as determined by the Corporation, of the common share component of the IPSs at the time of contribution. For so long as the participant continues to serve on the Board, dividends will accrue on the notional shares consistent with amounts declared by the Board on the common share component of the IPSs and additional notional shares representing the dividends will be credited to the participant's notional share account. Notional shares credited to the participant's notional share account may be redeemed only when a participant no longer serves on the Board for any reason or upon a reorganization of the Corporation.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

The Corporation has obtained a directors' and officers' policy of insurance for directors and officers of the Corporation and the managers of Atlantic Holdings that provides an aggregate limit of liability to the insured directors, officers and managers of US$35 million.

The articles of the Corporation and the operating agreement for Atlantic Holdings also provide for the indemnification of their respective Directors, managers and officers (if any) from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

For the year ended December 31, 2006, there was no indebtedness of any current or former officers or directors of the Corporation, the Manager or any of their subsidiaries entered into in connection with a purchase of securities of the Corporation or its subsidiaries or for any other purpose.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Directors, other than (i) the acquisition of additional IPSs by the Caisse de dépôt et placement du Québec under the private placement completed on December 21, 2006; (ii) as disclosed in the section entitled "Related Party Transactions" beginning on page 18 of the Corporation's management's discussion and analysis for the year ended December 31, 2006 (the "**MD&A**"); and (iii) as described in the section "Transaction Approvals" on page 2 of the material change report of the Corporation dated September 21, 2006, which sections are incorporated by reference in this Information Circular, no insider, Director or proposed nominee for election as a Director, or any associate or affiliate of any such persons, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with the Corporation since the commencement of the Corporation's last financial period. A copy of the MD&A and material change report may be found on SEDAR at *www.sedar.com* and, upon request, the Corporation will promptly provide a copy of such documents free of charge to a securityholder of the Corporation. As at December 31, 2006, Barry Welch had a net investment in investment funds managed by ArcLight of approximately US$90,000.

CORPORATE GOVERNANCE DISCLOSURE

While the business and affairs of the Corporation are managed by the Board of Directors, the Corporation has delegated responsibility for managerial and executive oversight and certain administrative services to Atlantic Holdings. Atlantic Holdings and the Corporation have entered into the Management Agreement with the Manager to fulfill these responsibilities. For further discussion, please see "Management and Administration of Atlantic Holdings and the Corporation" in this Information Circular.

National Policy 58-201 *Corporate Governance Guidelines* and National Instrument 58-101 *Disclosure of Corporate Governance Practices* set out requirements and best practice standards for effective corporate governance. These rules require all reporting issuers in Canada to disclose their corporate governance practices. We are pleased to make the following disclosure regarding our governance practices:

Board of Directors

(a) The independent members of the Board, representing all members of the Board, are Irving Gerstein, Ken Hartwick, John McNeil and William Whitman.

(b) One of the Directors also serves as director on the boards of other reporting issuers (or the equivalent). Mr. Gerstein serves as a director on the boards of Medical Facilities Corporation, Student Transportation of America Ltd., Student Transportation of America ULC and Economic Investment Trust Limited.

(c) The Board and the Audit Committee, each of the members of which are independent, meet regularly without management present. In the year ended December 31, 2006, the Board and the Audit Committee held eight of such meetings. The Audit Committee meets quarterly with the external auditors without management present to discuss matters affecting the conduct of their audit and other corporate matters.

(d) The Chair of the Board, Mr. Gerstein, is an independent director. Mr. Gerstein's responsibilities include establishing, in consultation with the Chief Executive Officer of the Manager, the Directors and appropriate members of management, the agendas for each meeting of the Board. The agenda for each committee meeting will be established by the Chair of that committee in consultation with appropriate members of the committee and management.

(e) The following table sets forth the number of Board and committee meetings held and attendance by Directors for the year ended December 31, 2006:

Attendance of Directors

Director	*Board of Directors and Audit Committee Meetings of the Corporation Attended (in person or by telephone)*
Irving Gerstein	22 of 22
Ken Hartwick	22 of 22
John McNeil	22 of 22
William Whitman(1)	1 of 1

(1) Mr. Whitman was appointed to the Board of Directors and the Audit Committee on December 12, 2006. As such, his attendance reflects the meetings held since his appointment.

It is expected that the Board will meet at least four times each year: three meetings to review quarterly results, and prior to the issuance of the annual audited financial results of the Corporation (and more frequently, if required). The Audit Committee will meet as required by its charter.

Board Mandate

The mandate of the Board of Directors is included as Schedule A to the Information Circular.

Position Descriptions

Position descriptions for the Chair of the Board, the Chair of the Audit Committee and the Chief Executive Officer of the Manager are as follows:

I. **Responsibilities of the Board of Directors Chair:**

(a) the Chair shall be expected to attend and chair meetings of the Board of Directors and securityholders of the Corporation;

(b) the Chair shall be an independent director;

(c) the Chair shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a Director. The Chair shall not have the right or entitlement to bind the Corporation in his or her capacity as Chair;

(d) the Chair shall provide direction with respect to the dates and frequencies of Board meetings and related committee meetings and the Chair shall liaise with the Chief Executive Officer of the Manager to prepare Board meeting agendas;

(e) the Chair shall ensure that the Board understands the boundaries between the Board and management responsibilities; and

(f) the Chair shall ensure that the Board of Directors carries out its responsibilities effectively, which will involve the Board meeting on a regular basis without management present and may involve assigning responsibility for administering the Board's relationship with management to a committee of the Board.

II. **Responsibilities of the Audit Committee Chair:**

(a) the Chair will provide leadership to the Audit Committee in discharging its mandate as set out in the written charter of the Audit Committee (the "**Charter**"), including by:

(i) promoting a thorough understanding by members of the Audit Committee, management and the Corporation's external auditor of:

(A) the duties and responsibilities of the Audit Committee; and

(B) the relationship between the Audit Committee and each of the Corporation's:

1. management, and

2. external auditor; and

(ii) promoting cohesiveness among members of the Audit Committee.

(b) the Chair shall be the liaison between the Audit Committee and the Corporation's management and external auditor, promoting open and constructive discussions between members of the Audit Committee and each of these parties.

(c) the Chair shall promote the proper flow of information to the Audit Committee to keep the Audit Committee fully apprised of all matters which are material to the Corporation at all times.

(d) in connection with meetings of the Audit Committee, the Chair shall be responsible for:

(i) scheduling meetings of the Audit Committee;

(ii) organizing and presenting the agenda for Audit Committee meetings such that:

(A) all of the responsibilities assigned to the Audit Committee under the terms of the Charter are discharged on a timely and diligent basis, and

(B) members of the Audit Committee have input into the agendas;

(iii) monitoring the adequacy of materials provided to the Audit Committee by management in connection with the Audit Committee's deliberations;

(iv) ensuring that members of the Audit Committee have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Audit Committee;

(v) presiding over meetings of the Audit Committee; and

(vi) presiding over *in camera* meetings of the Audit Committee.

(e) the Chair shall report to the Board of Directors on the activities of the Audit Committee as contemplated in the Charter.

(f) on an annual basis the Chair shall lead the Audit Committee in the process established by the Board for reviewing the performance of the Audit Committee.

(g) under the direction of the Chair, the Audit Committee shall review and assess the adequacy of the Charter of the Audit Committee annually and recommend to the Board any changes it deems appropriate.

(h) the Chair shall perform such other functions:

(i) as may be ancillary to the duties and responsibilities described above; and

(ii) as may be delegated to the Chair by the Audit Committee or the Board from time to time.

III. Responsibilities of the Chief Executive Officer of the Manager:

(a) the Chief Executive Officer of the Manager shall have responsibility for the day-to-day operation of the business of the Corporation in accordance with the Corporation's strategic plan and operating and capital expenditure budgets as previously approved by the Board.

(b) specific responsibilities:

(i) to initiate the strategic planning process for the Corporation and to recommend to the Board goals for the Corporation's business and, when approved by the Board, to implement the corresponding strategic, operational and profit plans;

(ii) to report to, and meet regularly and as required with, the Board and all formally appointed committees of the Board to review Board and committee issues and provide to the Board or the relevant committee all information and access to management necessary to permit the Board or the relevant committee to fulfil its statutory and other legal obligations on a timely basis;

(iii) to director and monitor the activities of the Corporation to achieve agreed-upon targets;

(iv) to develop and implement risk management policies to safeguard the assets of the Corporation;

(v) to develop and implement operations policies to guide the Corporation;

(vi) to develop and recommend top level organizational structure and staffing to the Board and to direct the implementation of the Board's decisions in this regard;

(vii) to assist in the development of Board policies regarding the Corporation's public disclosures, and to manage and oversee the Corporation's communications with holders of IPSs, the investment community, media, governments and their agencies, employees and the general public;

(viii) to develop and seek the Board's concurrence for plans for management development and succession in all key positions and then to implement such plans;

(ix) to review the financial reporting and public disclosure of the Corporation, to satisfy himself concerning the processes followed in their preparation and to provide the certifications required under applicable securities laws concerning such reporting and disclosure;

(x) to encourage and promote a culture of ethical business conduct;

(xi) to perform other duties as are regularly and customarily performed by a chief executive officer of a reporting issuer; and

(xii) to assume such other appropriate responsibilities as are delegated to him or her by the Board.

(c) the Chief Executive Officer will ensure the delivery of information to Directors on a timely basis to keep the Directors fully apprised of all matters that are material to Directors at all times.

(d) the Chief Executive Officer will coordinate with the Chair of the Board to ensure that information requested by any Director is provided and meets the needs of that Director.

Orientation and Continuing Education

The Manager, working with the Directors will provide orientation opportunities for new directors to familiarize them with the Corporation and its business. All new Directors will participate in an orientation program soon after the date on which a new director first joins the Board. To date, all of the Directors have visited power projects of the Corporation to obtain an understanding of the operations of the Corporation. In addition to operational orientation, management has scheduled periodic presentations for the Board to ensure they are aware of major business trends and industry practices as and when required.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics for the Corporation (the "**Code**"), which sets out basic principles to guide all directors, managers, officers and employees of the Corporation and of the Manager and their subsidiaries. The issues the Code addresses include, among other things, the following:

(a) compliance with laws, rules and regulations;

(b) conflicts of interest;

(c) confidentiality;

(d) corporate opportunities;

(e) protection and proper use of Atlantic Power Entity (as defined in the Code) assets;

(f) competition and fair dealing;

(g) gifts and entertainment; and

(h) reporting of any illegal or unethical behaviour.

To ensure the Directors exercise independent judgement, in considering transactions, agreements or decisions in respect of which a Director, a director of Atlantic Holdings or officer has declared a material personal interest (in accordance with relevant corporate law requirements), the Board follows a practice whereby any such individual must not cast a vote on any such matter.

The senior officers of the Manager are responsible for monitoring compliance with the Code and report to the Board on any issues that have arisen under the Code. The Corporation's Whistleblower Policy is administered by the Chair of the Audit Committee. Any person may report complaints or concerns directly to the Chair of the Audit Committee. The Whistleblower Policy requires that such complaints or concerns will be kept confidential to the fullest extent possible.

Under the Code, any waivers from the requirements in the Code that are to be granted for the benefit of the Directors, managers or executive officers of the Manager are to be granted by the Directors only (or a committee of the Board to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation.

At least annually, the Board reviews the adequacy of the Code.

The Code is available on the Corporation's website at *atlanticpowercorporation.com* and under the Corporation's profile on SEDAR at *www.sedar.com*.

Nomination of Directors

In lieu of corporate governance and nominating committees, the Board of Directors is responsible for identifying and nominating individuals qualified to become members of the Board and the board of directors/managers of the Corporation's subsidiaries and their various committees in the context of the Corporation's needs and any formal criteria established by the Board. The Board has the authority to retain and compensate any outside advisor that it determines to be necessary to permit it to carry out its business. On an annual basis, the Board:

- assesses the independence and qualifications of the various members of the Board and the boards of directors/managers of the Corporation's subsidiaries and their various committees;
- assesses the effectiveness of the Board and the boards of directors/managers of the Corporation's subsidiaries and their committees and the contribution of each director and manager; and
- reviews the competencies, skills and personal qualities required of Directors in light of relevant factors, including the objective of adding value to the Corporation in light of the opportunities and risks facing the Corporation and its proposed strategies.

The Board of Directors is responsible for selecting the nominees for election to the Board of Directors and for appointing directors to fill vacancies. The Board of Directors makes determinations as to whether a nominee or appointee would be independent.

Compensation

The Board reviews and approves cash bonuses and grants under the LTIP awarded to employees of the Manager and also reviews any proposed salary increases for officers of the Corporation. In 2006, the Board of Directors retained Mercer Human Resource Consulting ("**Mercer**") to assist in its review of the compensation of the employees of the Manager. The two primary roles of Mercer were (i) to provide a compensation benchmarking review, and (ii) to provide a review of LTIP alternatives and assist the Board in the design of the LTIP that was ultimately approved by the Board and Shareholders. The compensation benchmarking review provided the Board with an objective review of existing compensation relative to an industry peer group and identified the appropriateness and desirability of implementing the LTIP to further align the interests of employees of the Manager with those of the Corporation and holders of IPSs, and to adequately assist with attracting and retaining qualified employees in the relevant U.S. labour pool.

Other Board Committees

The Board has no committees other than the Audit Committee.

Assessments

In lieu of corporate governance and nominating committees, the Board of Directors conducts, at least annually, a self-evaluation of its powers, mandate, performance and membership that will be discussed with the Board of Directors after the end of each fiscal year. This evaluation focuses on the contribution of the Board of Directors to the Corporation and specifically focuses on areas in which directors and management believe that the contribution of the Board of Directors could be improved. Each committee of the Board is also reviewed by the Board, at least annually.

OTHER BUSINESS

The Directors are not aware of any matters intended to come before the Meeting other than those items of business set forth in the attached Notice of Meeting accompanying this Information Circular. If any other matters properly come before the Meeting, it is the intention of the persons named in the Form of Proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's comparative financial statements and the MD&A. Copies of the Corporation's financial statements for the year ended December 31, 2006, together with the auditors' report thereon, the MD&A, AIF (together with any document incorporated therein by reference) and this Information Circular are available upon written request from the Corporate Secretary of the Manager, 200 Clarendon Street, 25th Floor, Boston, Massachusetts 02116. The Corporation may require payment of a reasonable charge if the request is made by a person who is not a Shareholder. These documents and additional information relating to the Corporation may also be found on SEDAR at *www.sedar.com* and on the Corporation's website at *www.atlanticpowercorporation.com*.

APPROVAL OF DIRECTORS

The contents and the sending of this Information Circular to the Shareholders have been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

Dated: May 10, 2007

"*Irving Gerstein*"

Chair of the Board of Directors
Atlantic Power Corporation

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors of Atlantic Power Corporation (the "**Issuer**").

Composition

The board of directors shall be constituted with a majority of individuals who qualify as "independent directors" as defined in Multilateral Instrument 52-110 – Audit Committees.[1]

Responsibilities of the Board of Directors

The board of directors is responsible for the stewardship of the Issuer and in that regard shall be specifically responsible for:

(i) adopting a strategic planning process and approving, on at least an annual basis, a budget, and evaluating and discussing a strategic plan for the upcoming year which takes into account, among other things, the opportunities and risks of the Issuer's business and investments;

(ii) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and senior officers of Atlantic Power Management, LLC (the "**Manager**") and that such officers create a culture of integrity throughout the organization as well as satisfying itself that the Chief Executive Officer is assessing the integrity of the other senior officers of the Issuer and its subsidiaries;

(iii) the identification of the principal risks of the Issuer's business and ensuring the implementation of appropriate systems to manage these risks;

(iv) ensuring that the Issuer has adopted processes, procedures and controls that are designed to ensure compliance with all applicable laws and legal requirements;

(v) succession planning (including meeting with, and discussing with, the Chief Executive Officer key matters pertaining to the appointment, training, and monitoring of senior management);

(vi) adopting a communication policy which enables the Issuer to communicate effectively and addresses how the Issuer interacts with all of its stakeholders, including analysts and the public, contains measures for the Issuer to avoid selective disclosure and is reviewed at such intervals or times as the board deems appropriate;

(vii) administering and to the extent delegated by the independent directors of the Issuer, overseeing the administration of the long-term incentive plan, as amended, of Atlantic Power Holdings, LLC ("**Atlantic Holdings**"), including without limitation, the determination and granting of awards thereunder;

(viii) with the assistance of the senior officers of the Manager, reviewing and making recommendations to the board of managers of Atlantic Holdings with respect to all asset acquisitions and/or dispositions of the Issuer and/or any of its subsidiaries;

(ix) ensuring the integrity of the Issuer's internal control and management information systems;

(x) establishing and maintaining a standing audit committee of the board of directors (the "**Audit Committee**");

[1] See Appendix C.

(xi) reviewing and reassessing the adequacy of the terms of reference of the Audit Committee at such intervals or times as the board deems appropriate;

(xii) receiving recommendations of the Audit Committee respecting, and reviewing and approving, the audited, interim and any other publicly announced financial information of the Issuer;

(xiii) developing the Issuer's approach to governance, including developing a set of governance principles and guidelines that are specifically applicable to the Issuer;[2]

(xiv) implementing a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors;

(xv) implementing a process for examining the size of the board of directors and undertaking, where appropriate, a program to establish a board size which facilitates effective decision-making;

(xvi) implementing a process for reviewing the adequacy and form of compensation of directors and ensuring that compensation realistically reflects the responsibilities and risk involved in being a director;

(xvii) meeting regularly with management to receive reports respecting the performance of the Issuer, new and proposed initiatives, the Issuer's business and investments, management concerns and any areas of concern involving the Issuer;

(xviii) meeting regularly without management and non-independent directors; and

(xix) to the extent necessary under the terms of the management agreement with the Manager, supervising the Manager and considering approvals required thereunder.

While the board of directors is called upon to "manage" the business and affairs of the Issuer, the Issuer has delegated responsibility for managerial and executive oversight and certain administrative services to Atlantic Holdings. Atlantic Holdings and the Issuer have entered into a management agreement with the Manager to fulfil these responsibilities. The board of directors is responsible for the on-going strategic planning process of the Issuer, approves the goals of the business and the strategies and policies within which it is managed, and then steps back and evaluates the Manager's performance. Reciprocally, the Manager keeps the board of directors fully informed of the progress of the Issuer and its subsidiaries towards the achievement of their established goals and of all material deviations from the goals or objectives and policies established by the board of directors in a timely and candid manner.

It is recognized that every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of the Issuer. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, directors are expected to carry out their duties in accordance with policies adopted by the board of directors from time to time, the current policy being annexed hereto as Appendix A.

It is expected that the Manager will co-operate in all ways to facilitate compliance by the board of directors with its legal duties by causing the Issuer and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the board of directors that may affect such compliance.

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[2] See Appendix B.

Responsibilities of Chair

The role and responsibilities of the Chair of the board of directors are set out below:

(i) the Chair shall be expected to attend and chair meetings of the board of directors of the Issuer and securityholders of the Issuer;

(ii) the Chair shall be an independent director;

(iii) the Chair shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of the Issuer. The Chair shall not have the right or entitlement to bind the Issuer in his or her capacity as Chair;

(iv) the Chair shall provide direction with respect to the dates and frequencies of board meetings and related committee meetings and the Chair shall liaise with the Chief Executive Officer of the Manager to prepare board meeting agendas;

(v) the Chair shall ensure that the board understands the boundaries between board and management responsibilities; and

(vi) the Chair shall ensure that the board of directors carries out its responsibilities effectively, which will involve the board meeting on a regular basis without management present and will include acting as a liaison between the independent directors and senior management, and may involve assigning responsibility for administering the board's relationship with management to a committee of the board.

Decisions Requiring Prior Approval of the Board of Directors

Approval of the board of directors shall be required for:

(i) dividends;

(ii) significant acquisitions/dispositions;

(iii) related party transactions;

(iv) the annual budget for the Manager;

(v) the public dissemination of any financial information;

(vi) the issuance or repurchase of securities of the Issuer;

(vii) the terms of reference of committees of the board; and

(viii) any other matter that would give rise to a "material change" to the Issuer.

In considering related party transactions, when appropriate, the board of directors will review a report of an independent financial advisor in making their decision. The foregoing list is intended to specify particular matters requiring board approval and is not intended to be an exhaustive list.

Measures for Receiving Shareholder Feedback

All publicly disseminated materials of the Issuer shall provide for a mechanism for feedback of securityholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the directors on a semi-annual basis or at such other more frequent intervals as they see fit.

Meetings

The board of directors will meet not less than four times per year: three meetings to review quarterly results; and one prior to the issuance of the annual financial results of the Issuer. A quorum for the meetings shall be a majority of the directors then holding office.

From time to time directors may be asked to participate in board retreats, which may last one to three days.

Meeting Guidelines

Directors will be expected to have read and considered the materials sent to them in advance of each meeting, and to be prepared to discuss the matters contained in such materials at the meeting. Administrative matters (eg., bank signing resolutions, etc.), which require a vote, will be batched for voting purposes. Directors will be expected to ask questions relating to batched items in advance of the meeting. The notice of meeting will highlight significant matters to be dealt with at each meeting so that directors can focus on reviewing the related materials. The Manager will be made accessible to directors at board meetings and committee meetings to fulfill their obligations.

Remuneration

Remuneration shall be at a level, which will attract and motivate professional and competent members.

Telephone Board Meetings

A director may participate in a meeting of the directors or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting.

While it is the intent of the board of directors to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called in order for directors to be in a position to better fulfill their legal obligations. Alternatively, management may request the directors to approve certain matters by unanimous consent.

Expectations of Management

The Manager shall be required to report to the board of directors at the request of the board on the performance of the Issuer, new and proposed initiatives, the Issuer's business and investments, management concerns and any other matter the board or its Chair may deem appropriate. In addition, the board expects the Manager to promptly report to the Chair of the board any significant developments, changes, transactions or proposals respecting the Issuer or its subsidiaries.

APPENDIX A

POLICY OF PRACTICES FOR DIRECTORS

Attendance at Meetings

Each director is expected to have a very high record of attendance at meetings of the board of directors, and at meetings of each committee on which the director sits. A director is expected to:

(i) advise the Chair as to planned attendance at board and committee meetings shortly after meeting schedules have been distributed;

(ii) advise the Chair as soon as possible after becoming aware that he or she will not be able to attend a meeting; and

(iii) attend a meeting by conference telephone if unable to attend in person.

Preparation for Meetings

Directors are expected to carefully review and consider the materials distributed in advance of a meeting of the board of directors or a committee of the board of directors. Directors are also encouraged to contact the Chair, the Chief Executive Officer of the Manager and any other appropriate officers to ask questions and discuss agenda items prior to meetings.

Conduct at Meetings

Directors are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a director should:

(i) be candid and forthright;

(ii) not be reluctant to express views contrary to those of the majority;

(iii) be concise and, in most circumstances, respect the time constraints of a meeting; and

(iv) be courteous to and respectful of other directors and guests in attendance.

Knowledge of the Issuer's Business

Directors are expected to be knowledgeable with respect to the various fields and divisions of business of the Issuer. Although the Manager has a duty to keep the board of directors informed about developments in the Issuer's business, directors have a primary duty of care and diligence, which includes a duty of inquiry. Directors should:

- ask questions of the Manager and other directors/managers, at meetings and otherwise, to increase their knowledge of the business of the Issuer;
- familiarize themselves with the risks and challenges facing the business of the Issuer;
- read all internal memoranda and other documents circulated to the directors, and all reports and other documents issued by the Issuer for external purposes;
- insist on receiving adequate information from the Manager with respect to a proposal before board approval is requested;
- familiarize themselves with the Issuer's competitors by, among other things, reading relevant news, magazine and trade journal articles; and

- familiarize themselves with the legal and regulatory framework within which the Issuer carries on its business.

Personal Conduct

Directors are expected to:

(i) exhibit high standards of personal integrity, honesty and loyalty to the Issuer;

(ii) project a positive image of the Issuer to news media, the financial community, governments and their agencies, securityholders and employees;

(iii) be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the board; and

(iv) disclose any potential conflict of interest that may arise with the business or affairs of the Issuer and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

Independent Advice

In discharging its mandate the board shall have the authority to retain (and authorize the payment by the Issuer of) and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

APPENDIX B

CORPORATE GOVERNANCE AND NOMINATING RESPONSIBILITIES

The Proposed Policy recommends the appointment of corporate governance and nominating committees. In lieu of such committees, the board of directors will directly assume responsibility for corporate governance and the nomination of directors and in that regard shall have the responsibilities set forth below.

Governance Responsibilities

- To assess the independence and qualifications of the various members of the board of directors and the boards of directors/managers of the Issuer's subsidiaries and their various committees.
- To ensure that programs relating to succession planning and performance evaluation are effectively integrated with the Issuer's strategy.
- To review the composition of the various committees of the board of directors and the boards of directors/managers of the Issuer's subsidiaries.
- To monitor the quality of the relationship between the Manager and the board of directors and applicable boards of directors/managers of the Issuer's subsidiaries and to recommend improvements.
- To review and respond to requests by individual directors or managers to engage outside advisors.
- To assess the need, and to coordinate a program, for continuing education for members of the board.
- To assess the effectiveness of the board of directors and the boards of directors/managers of the Issuer's subsidiaries and their committees and the contribution of each director and manager.
- To annually review organizational structure and succession planning matters.
- To report on governance as required by public disclosure requirements.
- To review and ensure compliance of the Issuer with its internal governance guidelines.
- To review from time to time the governance practices of the Issuer and its subsidiaries, and their respective boards and committees, to determine compliance with rules and policies of regulatory authorities governing the Issuer.
- At least annually, to review the adequacy of the corporate governance guidelines of the Issuer and its subsidiaries.
- To determine and monitor the Issuer's and its subsidiaries' categorical standards for director and manager independence.
- At least annually, to audit the practices of the board of directors (including separate meetings of non-management directors) to ensure compliance with the governance guidelines of the Issuer.
- At least annually, to review the powers, mandates and performance, and the membership of the various committees of the board of directors and the boards of directors/managers of the Issuer's subsidiaries.
- To undertake such other initiatives as are needed to help the board of directors and the boards of directors/managers of the Issuer's subsidiaries deliver exemplary governance.

Nominating Responsibilities

- To review annually the competencies, skills and personal qualities required of board members in light of relevant factors, including: the objective of adding value to the Issuer in light of the opportunities and risks facing the Issuer and the Issuer's proposed strategies; the need to ensure, to the greatest extent possible, that a majority of the board is comprised of individuals who meet the independence requirements of the applicable stock exchange rules, legislation or other guidelines; and the policies of the board with respect to board member tenure, retirement and succession and board member commitments.

- To establish and oversee an appropriate orientation and education program for new board members in order to familiarize them with the Issuer and the nature and operation of the Issuer's business (including the Issuer's reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies, management and the external auditors), the role of the board and its committees, as well as the contribution individual directors are expected to make.

- To actively seek individuals qualified (in context of the Issuer's needs and any formal criteria established by the board) to become members of the board.

- To review the membership and allocation of board members to the various committees of the board.

- To establish procedures for the receipt of comments from all board members to be included in an annual assessment of the board's performance, including individual contributions.

- To appoint and, if appropriate, terminate any search firm to be used to identify board candidates.

APPENDIX C

DEFINITIONS

"**independent director**" means a director who has no direct or indirect material relationship with the Issuer.[3]

"**material relationship**" means a relationship, which could, in the view of the board of directors of the Issuer, be reasonably expected to interfere with the exercise of a member's independent judgement. Without limiting the generality of the foregoing, the following individuals are considered to have a material relationship with the Issuer:[4]

(a) an individual who is, or has been within the last three years, an employee or executive officer[5] of the Issuer;

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the Issuer;

(c) an individual who:

(i) is a partner[6] of a firm that is the Issuer's internal or external auditor,

(ii) is an employee of that firm, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the Issuer's audit within that time;

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of a firm that is the Issuer's internal or external auditor,

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the Issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Issuer's current executive officers serves or served at that same time on the entity's compensation committee; and

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[3] For the purpose of the definitions of "independent director" and "material relationship" in this Appendix, "Issuer" includes a subsidiary entity of the Issuer and a parent of the Issuer, as applicable.

[4] An individual will not be considered to have a material relationship with the Issuer solely because he or she had a relationship identified in this definition if that relationship ended before March 30, 2004 or, if such relationship was with a subsidiary entity of the Issuer or a parent of the Issuer, that relationship ended before June 30, 2005. An individual will not be considered to have a material relationship with the Issuer solely because the individual or his or her immediate family member has previously acted as an interim chief executive officer of the Issuer or acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Issuer on a part-time basis.

[5] An "executive officer" includes any individual who performs a policy-making function in respect of the entity.

[6] A partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the Issuer received, more than $75,000 in direct compensation[7] from the Issuer during any 12-month period within the last three years.[8]

---

[7] Direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the Issuer; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.

[8] An individual who: (a) has a relationship with the Issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Issuer or any subsidiary entity of the Issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (b) is an affiliated entity of the Issuer or any of its subsidiary entities, is considered to have a material relationship with the Issuer. The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by: (a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Issuer or any subsidiary entity of the Issuer. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

May 15, 2007

Atlantic Power Corporation Announces May 2007 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of May 2007. A distribution of $0.0884 per Income Participating Security ("IPS") will be payable on June 29, 2007 to holders of record at the close of business on May 31, 2007.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0884 reflects a cash dividend per common share of $0.0355 and an interest payment of $0.0529 for the month of May 2007.

Atlantic Power Corporation designates this dividend to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: ATLANTIC POWER CORPORATION

TSX SYMBOL: ATP.UN

May 15, 2007

Atlantic Power Corporation Announces Strong First Quarter 2007 Results

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN, ATP.DB) (the "Company") today announced its results for the three months ended March 31, 2007. All amounts are in US dollars unless otherwise indicated.

Highlights:

- **Adjusted Project EBITDA up 24% vs. last year period**
- **Cash flow available for distribution increased to $20.8 million vs. $10.2 million in the first quarter 2006**
- **New three-year agreement at Rumford extends project's cash flow profile**

"We are very pleased with our strong financial and operating performance in the quarter," commented Barry Welch, President and CEO. "Going forward we will continue to execute our strategy to extend expiring power purchase agreements at our projects to support and grow our future cash flows."

Extending Power Purchase Agreements
The Company continued its strategy to mitigate risk by extending the duration of its projects' contracted cash flows. During 2006 the Rumford project operated under an interim market-based power purchase agreement ("PPA"). In the first quarter of 2007, the project signed a new three-year agreement with Rumford Paper Company, the Project's steam host, which provides fixed payments of approximately $2.7 million per year with no operating, fuel or power price risks.

Cash Flow Available for Distribution
For the three months ended March 31, 2007, Cash Flow Available for Distribution was $20.8 million (Cdn $0.36 per diluted IPS) compared to $10.2 million (Cdn $0.27 per diluted IPS) for the same period last year. Distributions declared in the quarter were $14.0 million (Cdn $0.27 per IPS), resulting in a payout ratio of 67%, versus 97% in the first quarter of 2006. The increase in Cash Flow Available for Distribution was primarily due to higher operating cash flow, a full quarter's contribution from Path 15 acquired on September 15, 2006, and improved results at the Chambers and Pasco projects.

Strong Operating Performance
The Company reported project revenue of $67.3 million in the first quarter of 2007, an increase of over 25% from the first quarter last year. The increase was due to the acquisition of the Path 15 project and improved operational performance at existing projects. The Chambers project had increased generation and lower maintenance costs in the first quarter of 2007 due to the planned outage in the prior year period, and also experienced stronger spot market electricity pricing. Pasco benefited from increased generation and higher fuel efficiency due to the gas turbine upgrades completed in 2006.

Adjusted EBITDA at the Projects, including earnings from equity investments, increased 24% in the first quarter of 2007 compared to the prior year period. The increase was driven by the new contribution from Path 15 and the improved project performance discussed above. These increases were partially offset by the absence of any Selkirk or Gregory Adjusted EBITDA contributions. Because these two projects are accounted for under the cost method of accounting, their Adjusted EBITDA is equal to distributions received. There were no distributions received from these projects during the first quarter of 2007 because Selkirk receives its distributions in the second and fourth quarters of each year, and distributable cash at Gregory is currently restricted under the terms of its project-level debt agreement.

The Company generated a project loss of $34.9 million in the first quarter, which included non-cash mark-to-market losses of $48.4 million related to changes in the fair value of the Chambers PPA and Onondaga's swap and index hedge agreements. The fair value adjustment to the Chambers PPA arises due to adoption by the Company at January 1, 2007 of a new accounting standard for financial instruments, as fully described in the Company's first quarter 2007 MD&A. Excluding this non-cash accounting adjustment, project income was $13.5 million for the first quarter compared to $10.8 million in the prior year period. The net loss for the three months ended March 31, 2007 was $49.7 million or $0.81 per IPS. Not including the mark-to-market losses, the net loss would have been $1.3 million or $0.02 per IPS.

The calculation of Cash Flow Available for Distribution and a summary of Adjusted EBITDA by individual project for the three months ended March 31, 2007 are attached to this news release.

The Company's financial statements for the period and management's discussion and analysis for the three months ended March 31, 2007 are available on the Company's web site at www.atlanticpowercorporation.com or on SEDAR www.sedar.com.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

Certain statements in this news release may constitute forward-looking statements, which reflect the expectations of the manager of the Company regarding the Projects and the anticipated financial results and operations of the Projects. Words such as "will", "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under "Risk Factors" contained in the Company's annual information form dated March 28, 2007. Although the forward-looking statements contained in this news release are based upon what are believed to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Cash Flow Available for Distribution is not a measure recognized under Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of Cash Flows from Operating Activities to Cash Flow Available for Distributions is attached to this news release and is also included in the MD&A for the three months ended March 31, 2007. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Adjusted EBITDA, earnings before interest, taxes, depreciation and amortization is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses Adjusted EBITDA at the Projects to provide comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

For further information please contact:
Atlantic Power Corporation
Barry Welch, President and CEO
(617) 977-2401
info@atlanticpowercorporation.com

Atlantic Power Corporation
Calculation of Cash Flow Available for Distribution
(In thousands of U.S. dollars, except as otherwise stated)

	Three months ended March 31,	
(unaudited)	2007	2006
Cash flows from operating activities	**18,782**	8,027
Project-level debt repayment	**(4,689)**	(4,037)
Interest on IPS portion of Subordinated Notes	**8,354**	6,127
Income tax installments recoverable (net)[1]	**(202)**	548
Purchase of property, plant and equipment	**(1,426)**	(422)
Cash flow available for distribution, US$	**20,819**	10,243
Cash flow available for distribution, Cdn$	**24,150**	11,938
Interest on IPS Subordinated Notes	**8,354**	6,127
Dividends on IPS Common Shares	**5,610**	3,824
Total IPS distributions, US$	**13,964**	9,951
Total IPS distributions, Cdn$	**16,297**	11,421
Cash flow available for distribution per basic IPS, Cdn$	**$0.39**	$0.27
Cash flow available for distribution per diluted IPS, Cdn$	**$0.36**	$0.27
Total distribution declared per IPS, Cdn$	**$0.27**	$0.26

1 Income tax installments recoverable represents management's estimate of U.S. federal income tax installment payments that will be recovered in future periods. The amount presented is comprised of installment payments made during the period, offset by the current tax provision recorded in the consolidated statement of operations and deficit and any income tax refunds received. These adjustments have the effect of removing changes in working capital resulting from the timing of tax payments from the calculation of cash flow available for distribution.

Atlantic Power Corporation
Project Adjusted EBITDA[1]
(in thousands of U.S. dollars)

(unaudited)	Three months ended March 31, 2007	2006
Adjusted EBITDA from consolidated and proportionately consolidated Projects		
Badger Creek	**1,276**	1,449
Chambers	**7,796**	5,976
Koma Kulshan	**172**	28
Lake	**6,962**	7,792
Mid-Georgia	**442**	306
Onondaga	**161**	(43)
Orlando	**2,252**	2,090
Pasco	**3,317**	1,532
Stockton	**996**	866
Topsham	**415**	415
Path 15	**7,380**	–
Other	**200**	165
Total adjusted EBITDA from consolidated and proportionately consolidated Projects	**31,369**	20,576
Amortization	**12,758**	10,477
Interest expense, net	**6,157**	3,587
Change in the future value of derivative instruments	**48,403**	(1,343)
Other income	**9**	(2,499)
Earnings (loss) from consolidated and proportionately consolidated Projects	**(35,958)**	10,354
Adjusted EBITDA from equity Projects		
Delta-Person	**598**	525
Gregory[2]	–	958
Jamaica	**982**	1,008
Rumford	**596**	843
Selkirk[2]	–	3,165
Other	**(41)**	(47)
Total adjusted EBITDA from equity Projects	**2,135**	6,452
Amortization	**485**	2,993
Interest expense, net	**353**	1,404
Income tax	**212**	220
Equity earnings, net	**1,085**	1,835
Project income		
Total adjusted EBITDA from all Projects	**33,504**	27,028
Amortization	**13,243**	13,470
Interest expense, net	**6,510**	4,991
Other (income) expense	**9**	(2,499)
Change in fair value of derivative instruments	**48,403**	(1,343)
Income tax	**212**	220
Project income (loss) as reported in the statement of income	**(34,873)**	12,189
Earnings (loss) from consolidated and proportionately consolidated Projects	**(35,958)**	10,354
Equity earnings, net	**1,085**	1,835
Project income (loss) as reported in the statement of income	**(34,873)**	12,189

1 Adjusted EBITDA is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and changes in fair value of derivative instruments. Management uses adjusted EBITDA at the Projects to provide comparative information about Project performance.
2 Effective January 1, 2007, the Gregory and Selkirk Projects are accounted for under the cost method of accounting. See "Changes in Accounting Policies" in the Company's MD&A for the three months ended March 31, 2007 for additional information.

Form 52-109F2 - Certification of Interim Filings

I, Patrick J. Welch, Chief Financial Officer of Atlantic Power Management, LLC, Manager of Atlantic Power Corporation, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation (the issuer) for the interim period ending March 31, 2007;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and.

5) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 15, 2007

"Patrick Welch"

Patrick J. Welch
Chief Financial Officer
Atlantic Power Management, LLC
As Manager of
Atlantic Power Corporation

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis ("MD&A") of financial condition and results of operations should be read in conjunction with the unaudited financial statements of Atlantic Power Corporation ("Atlantic Power" or the "Company") for the three months ended March 31, 2007. All dollar amounts in this MD&A are in thousands of U.S. dollars, unless otherwise stated. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Forward-Looking Statements

Certain statements in this MD&A constitute forward-looking statements, which reflect the expectations of the management of Atlantic Power Management, LLC (the "Manager"), the manager of the Company regarding the Projects and the anticipated financial results and operations of the Projects (as defined below). Words such as "will", "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements reflect current expectations regarding future events and operating performance. Forward-looking statements involve a variety of significant risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, fuel and electricity prices, weather, economic conditions and other factors that could cause actual results to differ materially from those contemplated by these statements and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or when such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed in the "Risk Factors" section in this MD&A and under "Risk Factors" in the Company's Annual Information Form dated March 28, 2007. All forward-looking statements in this MD&A are qualified by these cautionary statements. Except as required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Information contained in this MD&A is based on information available to management as of May 15, 2007.

Copies of financial data and other publicly filed documents, including the Company's annual information form, are available through the Internet on SEDAR at www.sedar.com under "Atlantic Power Corporation".

Overview

The Company currently has 61,470,500 income participating securities ("IPSs") and Cdn$60 million principal amount of 6.25% convertible secured debentures due October 31, 2011 (the "Debentures") outstanding, and owns 100% of the membership interests in Atlantic Power Holdings, LLC ("Holdings"). Holdings was formed in 2004 to acquire indirect interests in a diversified portfolio of power generating facilities located primarily in major markets in the United States from ArcLight Energy Partners Funds I, L.P. ("Fund I") and ArcLight Energy Partners Funds II, L.P. ("Fund II", and, together with Fund I, the "ArcLight Funds") and Caithness Energy, LLC ("Caithness") (together with the ArcLight Funds, the "Existing Investors"). Each IPS represents: (1) one common share of the Company ("Common Share"); and (2) Cdn$5.767 aggregate principal amount of 11.0% subordinated notes of the Company ("Subordinated Notes"). IPS investors receive a monthly distribution comprised of a dividend payment on the common share and an interest payment on the Subordinated Notes. The current annual rate of the total distribution is Cdn$1.06 per IPS. The Debentures were issued on October 11, 2006 and bear interest at an annual rate of 6.25%, payable semi-annually in arrears on April 30 and October 31 of each year commencing on April 30, 2007.

As of March 31, 2007, Holdings owned interests in 14 power generating facilities in the United

States and one in Jamaica, and a transmission line located in central California (collectively, the "Projects" and individually a "Project"). The generating Projects have a combined total power generating capacity of approximately 2,160 megawatts ("MW"). Holdings' interest in the Projects represented approximately 860 MW of power generating capacity as of March 31, 2007. Most of the generating Projects sell their power under long-term power purchase agreements ("PPAs") to investment-grade utilities. These agreements are typically structured to stabilize cash flows by: (1) providing a significant portion of revenues via steady capacity payments generally designed to provide a return of and on capital and to cover fixed costs regardless of how much electricity the plant is called upon to produce, provided that the plant meets an availability requirement; and (2) passing most of the generating Projects' fuel costs through to the utilities. As a result, variations in the portfolio's cash flow based on changes in the amount of power generated, spot market electricity prices and fuel price changes are significantly mitigated.

The Path 15 transmission line is a United States Federal Energy Regulatory Commission ("FERC") regulated asset with a 30-year regulatory life. Its annual revenue requirement is collected by the California Independent System Operator ("CAISO") from utilities in California without variations from changes in power prices or line usage and with virtually no technical or operating risks.

The Company's objectives are to maintain the stability and sustainability of cash distributions to holders of IPSs in the form of interest payments on Subordinated Notes and dividends on Common Shares, and to increase, when prudent, dividends on the Common Shares. To achieve these objectives, Company management, working directly with project managers, focuses on enhancing the operation of the existing Projects by improving facility performance, increasing output and efficiency, optimizing contracts and managing other project risks. In addition, the Company has a focused growth strategy that includes consolidating interests in Projects that it currently owns and making accretive acquisitions with a primary focus on the electric power industry in the United States and Canada.

Management believes that opportunities for accretive acquisitions will be available based on a number of factors, including continued electricity demand growth and the corresponding need for new power plants, increased liquidity in the secondary market for ownership interest in power-related assets, and superior access to potential growth transactions through ArcLight and the Manager's industry contacts. Competition for these opportunities has also increased from private equity funds and other sources.

The most significant economic factors affecting the Company's performance are changes in interest rates and the currency exchange rates between the U.S. dollar and the Canadian dollar. Most debt at the Projects bears interest at a fixed rate, but a small amount does have exposure to variability in interest rates. Substantially all of the Company's operating cash flow is earned in U.S. dollars and a large portion of the Company's cash obligations, primarily distributions on IPSs and interest payments on the Debentures, is denominated in Canadian dollars. See "Financial and Other Instruments" in this MD&A for more information about these economic risks and the Company's strategy for managing these risks.

Non-GAAP Financial Measures
Cash Flow Available for Distribution is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distribution is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities from the Company's financial statements to Cash Flow Available for Distribution is set out in the "Calculation of Cash Flow Available for Distribution" section of this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Earnings before interest, taxes, depreciation and amortization and change in fair value of derivative instruments ("Adjusted EBITDA") is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses unaudited Adjusted EBITDA at the

Projects to provide comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Recent Transactions
On December 20, 2006, the Company announced that it had agreed to sell, on a private placement basis, a total of 8,600,000 IPSs to three institutional investors, including Caisse de dépôt et placement du Québec ("CDP"), as well as Cdn$3.0 million principal amount of Subordinated Notes issued and sold separately from the IPSs of the Company (the "Separate Subordinated Notes"). This transaction increased CDP's ownership in the Company to 19% of IPSs outstanding. Net proceeds were used by the Company in February 2007 to acquire all of the remaining interest of the Existing Investors in Holdings.

In February 2007, the Rumford Project executed an Interim Financial Consolidation Agreement ("IFCA") with its steam host, the Rumford Paper Company ("Rumford Paper"). The IFCA consolidates the payment obligations of the various agreements between the Rumford Project and Rumford Paper into fixed payment obligations commencing January 1, 2007. The effect of the IFCA is similar to a lease wherein Rumford Paper assumes the risk of fuel and power price volatility as well as most operating costs. Payments under the IFCA will be made quarterly to the partnership over a three-year term ending December 31, 2009. The Company expects to receive annual project distributions of approximately $2.7 million during the term of the IFCA compared to project distributions in the amount of $2.3 million received in 2006 from Rumford.

Changes in Accounting Policies
FINANCIAL INSTRUMENTS
On January 1, 2007, the Company adopted the new recommendations of Section 3855, *Financial Instruments - Recognition and Measurement*, Section 3865, *Hedges*, Section 1530, *Comprehensive Income* and Section 3251, *Equity*, from the Handbook of The Canadian Institute of Chartered Accountants (the "Handbook"). The retroactive application of the new standards does not require restatement of prior periods.

This change in accounting policy will result in significantly increased variability in net income but will not impact cash flows.

Section 3855, *Financial Instruments - Recognition and Measurement*, establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The standard requires that financial assets, financial liabilities and non-financial derivatives be recognized on the consolidated balance sheets.

Under this standard, all financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods is based on the classification of the financial instrument as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

As a result of adopting the requirements of Section 3855, the Company has determined that the power purchase agreement ("PPA") at the proportionately consolidated Chambers Project is a derivative instrument. The PPA does not qualify for normal purchases and normal sales and has not been designated as a hedge. Accordingly, the PPA has been recorded at its fair value in the consolidated balance sheets and changes in the fair value are recognized in change in fair value of derivative instruments in the consolidated statements of income and deficit.

The fair value of the PPA is measured by comparing the net present value of the cash flows expected to be received under the terms of the PPA to the net present value of the cash flows that would be received if the same volumes were sold at projected market power prices over the term of the contract expiring in 2024. Accordingly, periodic changes to the fair value of the PPA reflect

changes in market conditions and do not directly impact the amount of cash flow the Chambers project will receive under the terms of the PPA.

The impact of this change was to increase opening retained earnings (deficit) as of January 1, 2007 by $212,183 to reflect the fair value of the PPA in the amount of $155,762 and the removal from the consolidated balance sheet of the unamortized cost of the PPA in the amount of $56,421 (previously presented as a credit in other intangible assets) on that date. As of March 31, 2007, the fair value of the PPA in the amount of $106,519 was reflected in the consolidated balance sheets as $11,319 in current portion of derivative instruments asset and $95,200 as derivative instruments asset. The change in fair value of the PPA for the three months ended March 31, 2007 is recorded as a loss in the amount of $49,243 in the consolidated statements of income and deficit.

In addition, previously deferred financing costs in the amount of $10,990 as of January 1, 2007 have been reclassified and presented together with the respective debt instrument to which the costs relate and are now being amortized using the effective interest method. The difference between the straight-line and the effective interest methods of amortization of these costs is de minimus.

See Note 2(a) to the Interim Consolidated Financial Statements for the three months ended March 31, 2007 for additional information about the adoption of the Handbook Sections described above.

LONG-TERM INCENTIVE PLAN

The officers and other employees of Atlantic Power Management, LLC (the "Manager") are eligible to participate in the Atlantic Holdings' Long-Term Incentive Plan ("LTIP"), as determined by the independent members of the Board of Directors of the Company. On an annual basis, the Board of Directors establishes awards that are based on the cash flow performance of the Company, each participant's base salary and the market price of the IPSs at the award date. Awards are granted in the form of notional units that have similar economic characteristics to the Company's IPSs. Notional units vest over a three-year period and are redeemed in a combination of cash and IPSs upon vesting. Unvested notional awards are entitled to receive distributions equal to the distributions per public IPS during the vesting period and are awarded in the form of additional notional units. Unvested awards are subject to forfeiture if the participant is not an employee of the Manager at the vesting date or if the Company does not meet certain ongoing cash flow performance targets.

Compensation expense related to awards granted to participants in the LTIP is recorded over the vesting period based on the estimated fair value of the award at each balance sheet date. Forfeitures are recorded as they occur and are not included in the estimated fair value of the awards. The aggregate number of IPSs which may be issued from treasury under the LTIP is limited to one million.

On March 28, 2007, the Board of Directors approved grants of notional units to acquire a maximum of 172,071 IPSs under the terms of the LTIP. The grant date for the awards for accounting purposes occurred when participants were informed of the details of their awards in April 2007. As a result, no compensation expense related to the LTIP was recorded in the three-month periods ended March 31, 2007 and 2006.

LONG-TERM INVESTMENTS

During the three months ended March 31, 2007, management reviewed its accounting for its investments in the Gregory and the Selkirk Projects that have historically been accounted for using the equity method. Based on a current assessment, management has determined that as of January 1, 2007, the cost method of accounting is appropriate for these investments. Beginning January 1, 2007, the Company has prospectively changed its accounting for its investments in the Gregory and Selkirk Projects from the equity method to the cost method of accounting. Under the cost method, investment income is recorded to the extent of distributions received from the Projects. This change in accounting does not impact cash flow.

The Company's investments in the Delta Person, Jamaica and Rumford Projects continue to be recorded under the equity method of accounting and are also included in long-term investments in the consolidated balance sheets.

Selected Financial Data (in thousands of U.S. dollars, except as otherwise stated)

(unaudited)	Three months ended March 31, 2007	2006
Project income		
Project revenue	**67,341**	53,764
Project expenses	**48,730**	43,665
Project other income (expense)[1]	**(53,484)**	2,090
Total project income	**(34,873)**	12,189
Administrative and other expenses		
Management fees, administration and other	**1,200**	1,131
Interest, net	**10,549**	7,040
Distribution, non-controlling interest	**-**	4,281
Loss (income) from change in non-controlling interest liability	**-**	(2,439)
Foreign exchange loss (gain)	**2,481**	(1,553)
Other expense (income)	**(369)**	248
Total administrative and other expenses	**13,861**	8,708
Income (loss) before income taxes	**(48,734)**	3,481
Income taxes expense	**1,006**	160
Net income (loss)	**(49,740)**	3,321
Basic earnings (loss) per share, US$	**$(0.81)**	$0.07
Basic earnings (loss) per share, Cdn$	**$(0.94)**	$0.09
Diluted earnings (loss) per share, US$	**$(0.81)**	$0.07
Diluted earnings (loss) per share, Cdn$	**$(0.94)**	$0.09
Total assets at March 31	**1,225,895**	895,976
Total long-term liabilities at March 31	**772,451**	698,082
Cash flows from operating activities	**18,782**	8,132

1 Includes equity in earnings from partnerships of $1,085 for the three month period ended March 31, 2007 from three Projects in which Holdings owns interest of between 24.1% and 40.0%, accounted for on an equity basis.

Results of Operations for the Three-Month Period Ended March 31, 2007

OVERVIEW

Project income is the primary GAAP measure of the Company's operating results and is discussed in the "Project Operations Performance – Three-Month Period Ended March 31, 2007" section below. In addition, an analysis of non-project expenses impacting the results of the Company is set out in the "Administrative and Other Expenses" section below.

Significant non-cash items, which are subject to potentially significant fluctuations, include: (1) the change in fair value of certain financial instruments which are required by GAAP to be revalued at each balance sheet date (see "Financial and Other Instruments in this MD&A for additional information) ; (2) the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange fluctuations from period to period on the U.S. dollar equivalent of the Company's Canadian dollar-denominated debt and the mark-to-market value of currency forward contracts; and (3) the change in fair value of the non-controlling interest previously held in Holdings by the Existing Investors.

Cash flow available for distribution was $20,819 for the three months ended March 31, 2007 compared to $10,243 for the same period in 2006, representing an increase of 103%. See the "Cash Flow Available for Distribution" section of this MD&A for additional information.

Net loss for the three months ended March 31, 2007 was $49,740 compared to net income of $3,321 for the comparable period in 2006. The change reflects a project loss of $34,873 during the first quarter of 2007, attributable to the $48,403 non-cash change in fair value of derivative instruments. See "PROJECT INCOME" in this MD&A for additional information. Administrative and other expenses increased by $5,153 to $13,861 in the three months ended March 31, 2007. The increase includes higher interest expense and a foreign exchange loss in the 2007 period compared to a foreign exchange gain in 2006. Partially offsetting these items is the absence of impacts of the non-controlling interest liability during the three months ended March 31, 2007 as compared to the same period in 2006 as a result of the redemption of Existing Investor interest in the fourth quarter of 2006.

PROJECT INCOME

Project revenue totaled $67,341 during the three months ended March 31, 2007, an increase of $13,577 from the same period in the prior year. The increase in project revenues during the first quarter of 2007 included a full quarter of operations of the Path 15 Project acquired in the third quarter of 2006. In addition, revenues increased at the Chambers Project as a result of increased generation and higher spot market prices and at Badger Creek due to higher variable energy payments under the Project's power purchase agreement due to higher natural gas prices.

Project expenses increased by $5,065 or 12% during the three months ended March 31, 2007 compared to the prior year. This increase is attributable to (1) higher fuel and maintenance expenses at Badger Creek as a result of higher natural gas prices and increased costs associated with a planned outage; (2) increased operations and maintenance expense at Lake due to a non-recurring property tax refund received in the first quarter of 2006; partially offset by decreased maintenance expense at Pasco related to expenses associated with an outage and turbine upgrade in the first quarter of 2006.

Project other income (expense) of ($53,484) during the three months ended March 31, 2007 includes a non-cash charge attributable to the change in fair value of derivative instruments of $48,403. The change in fair value of derivative instruments is comprised of (1) a decrease in the fair value of the Chambers PPA of $49,243, driven by changes in forecasted long-term commodity prices; partially offset by (2) the net change in fair value of the indexed swap derivative instruments at the Onondaga Project in the net amount of $840. The increase in project interest expense during the first quarter 2007 compared to the first quarter 2006 is attributable to non-recourse project-level debt associated with Path 15, which was acquired in September 2006. Other income of $2,499 in the three months ended March 31, 2006 represents fees received as consideration for amendments to fuel contracts at two of the Projects.

ADMINISTRATIVE AND OTHER EXPENSES

Management fees and administration includes the costs of operating a public company, as well as the fees and costs associated with the Manager. The Manager is indirectly owned by the ArcLight Funds and receives compensation in the form of an annual base fee which is indexed to inflation and an incentive fee that is equal to 25% of cash distributions to IPS holders and Existing Investors in excess of Cdn$1.00 per year per IPS. The Company also reimburses the Manager for reasonable costs incurred to manage the Company. Management fees and administration in the three months ended March 31, 2007 did not change significantly from the same period in the prior year.

Interest expense primarily relates to required interest payments to holders of the Subordinated Notes and the Debentures. The increase in net interest expense during the first quarter of 2007 is due to the issuance of the Debentures and additional Subordinated Notes in the fourth quarter of 2006. Earnings on higher levels of cash and cash equivalents invested in the first quarter of 2007, as well as higher short-term interest rates on these investments, partially offset this increase in interest expense.

Prior to December 31, 2006, distributions to non-controlling interest represented distributions paid by Holdings on membership interests owned by the Existing Investors. As described in "Recent Transactions" in this MD&A, the Company acquired all of the remaining Existing Investors' interest in Holdings in February 2007 and, accordingly, no further distributions will be paid to the Existing Investors. Also related to the Existing Investors interest in Holdings prior to 2007, the loss (income) from change in non-controlling interest represented: (1) the change in the fair value of the liability during each period based on the market value of the IPSs at each balance sheet date; and (2) the reduction in the liability resulting from the redemptions of the Existing Investors' interest in Holdings that occurred in the fourth quarter of 2006.

Prior to December 31, 2006, the non-controlling interest liability was estimated at each balance sheet date based on the market value of the Company's IPSs at the balance sheet date multiplied by the number of membership interest in Holdings owned by the Existing Investors at that date. In December 2006, the final amount to be paid to the Existing Investors for its remaining interest in Holdings was determined based on the net price received per IPS for the Company's sale, on a private placement basis, of 8,600,000 IPSs (see "Recent Transactions" in this MD&A for additional information). As a result, the liability was recorded at $76.9 million at December 31, 2006 and this amount was paid to the Existing Investors in February 2007 to redeem their remaining interest in Holdings, extinguishing the liability. Beginning in 2007, the financial statements no longer reflect income variations that are attributable to changes in the non-controlling interest liability.

Foreign exchange loss (gain) primarily reflects the unrealized impact of changes in foreign exchange rates on the U.S. dollar equivalent of the Company's Canadian dollar-denominated obligations to holders of Subordinated Notes and Debentures and, prior to 2007, obligations to non-controlling interest. In addition, unrealized and realized gains and losses on the Company's forward contracts for the purchase of Canadian dollars to satisfy these obligations are included in foreign exchange loss (gain). The U.S. dollar to Canadian dollar exchange rate declined slightly during the three months ended March 31, 2007, compared to a slight gain during the comparative 2006 period. These fluctuations in the currency exchange rate resulted in a foreign exchange loss of $2,481 in the first quarter of 2007 compared to a gain of $1,553 in the first quarter of 2006.

SUPPLEMENTARY FINANCIAL INFORMATION

The key measure used by management to evaluate the results of the Company's investments is Cash Flow Available for Distribution. See the "Cash Flow Available for Distribution" section of this MD&A for additional details and for a reconciliation of Cash Flow Available for Distribution to its nearest GAAP measure, cash flows from operating activities.

The primary factor influencing Cash Flow Available for Distribution is cash distributions received from the Projects. These distributions received are generally funded from Adjusted EBITDA generated by the Projects, reduced by Project-level debt service and capital expenditures, and adjusted for changes in Project-level working capital and cash reserves. Please read the "Non-GAAP Financial Measures" section of this MD&A for important disclosures with respect to Cash Flow Available for Distribution and Adjusted EBITDA.

Because Project Adjusted EBITDA and Project distributions are key drivers of both the performance of the Company's investments and Cash Flow Available for Distribution, this MD&A contains supplementary unaudited non-GAAP information that summarizes Adjusted EBITDA by Project and a reconciliation of Adjusted EBITDA by Project to Project distributions actually received by the Company.

Many of the Company's investments are either proportionately consolidated or accounted for under the cost or equity method of accounting in the consolidated financial statements presented in accordance with GAAP. The proportionate consolidation method of accounting is applied by recording in the Company's consolidated financial statements its proportionate share of each financial statement account at the proportionately consolidated Project. As a result, some components of the Company's balance sheet contain assets that are not directly available to the

Company in the normal course of business, or liabilities that are not direct obligations of the Company.

For example, the Company's proportionate share of cash at a proportionately consolidated Project is reflected in the consolidated balance sheet even though this cash may not be directly controlled by the Company because it is subject to: (1) the provisions of the partnership agreement that governs the underlying investment or; (2) in the case of Restricted Cash, the non-recourse debt covenants at the Projects. Conversely, the Company's proportionate share of debt at a proportionately consolidated Project is also reflected in the consolidated balance sheet notwithstanding that all of the Project-level debt at the Projects is secured by assets at the Projects and is non-recourse to the Company.

Attached to this MD&A are tables of supplementary unaudited non-GAAP information that segregate the consolidated statements of operations and the consolidated balance sheet into amounts attributable to consolidated and proportionately consolidated Projects and amounts attributable to corporate balances. In addition, a column is included that presents the Company's proportionate share of balance sheet and income statement items that are attributable to Projects accounted for under the equity method of accounting. These amounts attributable to Projects accounted for under the equity method of accounting are not included in the consolidated financial statements presented in accordance with GAAP and are provided for informational purposes only.

PROJECT OPERATIONS PERFORMANCE – THREE-MONTH PERIOD ENDED MARCH 31, 2007

Aggregate Adjusted EBITDA for the Projects, including earnings from projects accounted for under the equity method, increased 24% during the first quarter 2007 compared to the first quarter 2006. The first quarter included strong performance at Chambers due to higher levels of generation due to a planned outage in the prior year period and stronger spot market pricing, and increased generation and efficiency at Pasco resulting from turbine upgrades in 2006. These increases were partially offset by the absence of any Adjusted EBITDA contribution from Selkirk or Gregory. Because these two projects are now accounted for under the cost method of accounting, their Adjusted EBITDA is equal to distributions received. There were no distributions received from these projects during the first quarter because Selkirk receives distributions in second and fourth quarters of each year and distributable cash at Gregory is currently restricted under the terms of its project-level debt agreement. The first quarter of 2007 results also included a full quarter of contribution from the Path 15 project, which was acquired on September 15, 2006.

Aggregate power generation did not significantly change during the first quarter of 2007 compared to the same period in 2006, while plant availability declined 2.4%. Generation in the first quarter of 2007 was impacted by reductions in energy production at: Lake Cogen, as a result of lower energy sales; Selkirk, due to an unplanned generator outage in January 2007; and Stockton, as a result of a scheduled maintenance outage in March 2007. These reductions in production were offset by increased generation at Chambers, Gregory and Orlando, resulting from outages in the same period in 2006; and Pasco, as a result of increased capacity in 2007 associated with its turbine upgrades completed last year and an unplanned outage in the same period in 2006.

The Project portfolio achieved a weighted average availability of 94.9% for the first quarter of 2007 compared to 97.4% for the same period in 2006. The lower availability was primarily driven by maintenance outages in 2007 at Mid-Georgia and Stockton, and an unplanned outage at Selkirk, partially offset by outages at Gregory and Orlando for the same period in 2006. Each of the three facilities with lower availability this quarter was nevertheless able to achieve 100% of their respective capacity payments as a result of contract provisions that allow for specified levels of planned and unplanned outages.

Cash Flow from Operating Activities
The Company's cash flow from the Projects varies from year to year based on, among other things, changes in rates under the PPAs, fuel supply and transportation agreements, steam sales agreements and other Project contracts, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market pricing following the expiry of PPAs, fuel supply and transportation contracts, working capital requirements and the operating performance of the Projects. Project cash flows themselves may have some seasonality and the pattern and frequency of distributions from the Projects to Holdings during the year can also vary.

The Company's cash flow from operating activities increased by 134% for the three-month period ended March 31, 2007 compared to the same period in the prior year. The increase was primarily attributable to the results of operations from the Path 15 Project, acquired in September 2006, as well as improvements in cash from operations at the proportionately consolidated Chambers and Lake Projects. In addition, cash flow from operations benefited during the quarter from routine changes in the timing of working capital balances.

Cash Flow Available for Distribution
Holders of IPSs receive cash distributions in the form of interest payments on Subordinated Notes and dividends on Common Shares. The Company increased the distribution from an annual rate of Cdn$1.03 per IPS to an annual rate of Cdn$1.06 per IPS, effective with the September 2006 distribution.

Cash flow available for distribution in the three months ended March 31, 2007 increased by $10,576, or 103% over the same period in 2006 due primarily to the increase in cash flow from operations during the period.

The Company periodically evaluates its level of distributions with its Board of Directors by analyzing payout ratios and long-term cash flow projections, as well as the accretion to cash flow provided by acquisitions.

The table below presents the Company's calculation of Cash Available for Distribution for the three-month period ended March 31, 2007 and 2006.

(In thousands of U.S. dollars, except as otherwise stated)

(unaudited)	Three months ended March 31, 2007	2006
Cash flows from operating activities	**18,782**	8,027
Project-level debt repayment	**(4,689)**	(4,037)
Interest on IPS portion of Subordinated Notes	**8,354**	6,127
Income tax installments recoverable (net)[1]	**(202)**	548
Purchase of property, plant and equipment	**(1,426)**	(422)
Cash flow available for distribution, US$	**20,819**	10,243
Cash flow available for distribution, Cdn$	**24,150**	11,938
Interest on IPS Subordinated Notes	**8,354**	6,127
Dividends on IPS Common Shares	**5,610**	3,824
Total IPS distributions, US$	**13,964**	9,951
Total IPS distributions, Cdn$	**16,297**	11,421
Cash flow available for distribution per basic IPS, Cdn$	**$0.39**	$0.27
Cash flow available for distribution per diluted IPS, Cdn$	**$0.36**	$0.27
Total distribution declared per IPS, US$	**$0.23**	$0.22
Total distribution declared per IPS, Cdn$	**$0.27**	$0.26

1 Income tax installments recoverable represents management's estimate of U.S. federal income tax installment payments that will be recovered in future periods. The amount presented is comprised of installment payments made during the period, offset by the current tax provision recorded in the consolidated statement of operations and deficit and any income tax refunds received. These adjustments have the effect of removing changes in working capital resulting from the timing of tax payments from the calculation of cash flow available for distribution.

Summary of Quarterly Results

Variations in quarterly results are driven by the following factors:

- Seasonality of Project revenues created by seasonal variances in demand for electric power, in some cases varied seasonal pricing for portions of the PPA payments and the typical scheduling of major facility maintenance in the spring and fall.
- Variations in cash flow may also be driven by the timing of quarterly and semi-annual Project-level debt payments, as distributions from the Projects to the Company must occur in conjunction with passing certain tests at those payment dates.
- Non-cash charges, principally: (1) the change in fair value of certain financial instruments which are required by GAAP to be revalued at each balance sheet date (see "Financial and Other Instruments in this MD&A for additional information); (2) the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange fluctuations from period to period on the U.S. dollar equivalent of the Company's Canadian dollar-denominated debt and the mark-to-market value of currency forward contracts; and (3) the change in fair value of the non-controlling interest previously held in Holdings by the Existing Investors.

The table on the following page presents selected quarterly consolidated financial data for the eight most recently completed fiscal quarters.

Selected Quarterly Consolidated Financial Data (in thousands of U.S. dollars, except as otherwise stated)[1]

	2005			2006				2007
(unaudited)	Q2	Q3	Q4	Q1	Q2	Q3	Q4	**Q1**
Project revenues	34,697	49,127	56,892	53,764	56,546	64,471	63,568	**67,341**
Net income (loss)	(5,3[illegible]6)	(7,863)	2,738	3,321	4,656	(13,319)	2,934	**(49,740)**
Cash flow from operating activities	8,098	6,242	19,473	8,027	15,978	9,633	23,883	**18,782**
Cash distributions	7,335	7,808	9,760	9,951	10,273	10,314	12,910	**13,964**
Cash available for distribution	11,551	9,130	20,649	10,243	21,309	14,715	11,626	**20,819**
Payout ratio	64%	86%	47%	97%	49%	70%	111%	**67%**
Per IPS statistics								
Net income (loss) – basic	(0.14)	(0.21)	0.06	0.07	0.11	(0.30)	0.06	**(0.81)**
Net income (loss) – diluted	(0.14)	(0.21)	0.06	0.07	0.11	(0.30)	0.05	**(0.81)**
Cash flow from operating activities	0.22	0.17	0.44	0.18	0.36	0.25	0.45	**0.31**
Cash available for distribution, US$	0.31	0.25	0.47	0.23	0.48	0.33	0.22	**0.34**
Cash available for distribution, Cdn$	0.38	0.30	0.54	0.27	0.54	0.38	0.25	**0.39**
Distributions, US$	0.20	0.21	0.22	0.23	0.23	0.23	0.25	**0.23**
Distributions, Cdn$	0.25	0.25	0.26	0.26	0.26	0.26	0.27	**0.27**

1 Certain 2005 and 2006 figures have been reclassified to conform to the financial statement presentation adopted in 2007

Liquidity and Capital Resources

The Company's primary source of cash and cash equivalents is distributions from the Projects. A significant portion of the cash received from Project distributions is distributed in the form of interest and dividends to holders of the IPSs the Separate Subordinated Notes and the Debentures. The Company plans to maintain the stability and sustainability of cash distributions to holders of IPSs, and to increase, when prudent, dividends on the Common Shares. Future increases in dividends on the Common Shares will be achieved if the Company is successful in maximizing the performance of existing Projects and making accretive acquisitions. The Company may fund future acquisitions with a combination of cash on hand, the issuance of additional debt or equity securities and the incurrence of bank debt.

Management believes that the Company will be able to generate sufficient amounts of cash and cash equivalents to maintain the Company's operations and meet obligations as they become due. The following additional sources of liquidity, in addition to cash flow from operations, are available to the Company.

CREDIT FACILITY

Holdings maintains a revolving credit facility in the amount of $75 million. The facility expires in November 2008. Advances outstanding under the credit facility bear interest at LIBOR plus a margin of 1.5%. As of December 31 2006, $13,465 was allocated, but not drawn, to support letters of credit for contingent liabilities at several Projects. In the first quarter of 2007, $31,000 was borrowed under the credit facility and used to repay the outstanding balance on the Path 15 Acquisition Credit Facility. See "PATH 15 ACQUISITION CREDIT FACILITY" in this MD&A for additional information. As at March 31, 2007, advances of $31 million were outstanding under the credit facility and the amount available for advances or letters of credit was $30,535.

RESTRICTED CASH

The Projects generally have reserve requirements to support payments for major maintenance costs and project-level debt service. For Projects that are consolidated or proportionately consolidated with Atlantic Power, these amounts, or Atlantic Power's portion of these amounts, are reflected as Restricted Cash on the Company's consolidated balance sheet.

At March 31, 2007, Restricted Cash at consolidated and proportionately consolidated Projects totaled approximately $37.9 million. All Project-level debt is non-recourse to the Company or Holdings and is fully amortized over the life of the Projects' PPAs.

At certain of the Projects, a portion of the Restricted Cash represents reserves for debt service that

are required by Project-level financing arrangements. In some, but not all, cases where a Project-level debt service reserve is represented by Restricted Cash, it is possible for the Company to replace its proportionate share of the debt service reserve with a letter of credit under the revolving credit facility. If the Company chose to replace the Restricted Cash with a letter of credit, the Restricted Cash could be released and distributed to the Company. This represents an additional source of liquidity that the Company may consider for funding acquisitions or other general corporate purposes.

In December 2006, the Company sold 8,600,000 IPSs in a private placement transaction. See "Recent Transactions" in this MD&A for additional details. The proceeds from the private placement transaction were used in February 2007 to acquire all of the remaining interest of the Existing Investors in Holdings. The net proceeds from the private placement transaction were deposited into an escrow account until regulatory approval was received in February 2007 for the transaction, in which the Company acquired all of the remaining interest of the Existing Investors in Holdings. The balance in the escrow account was $74,433 at December 31, 2006 and was included in Restricted Cash in the consolidated balance sheet. The entire balance in the escrow account was paid to the Existing Investors in February 2007.

PATH 15 ACQUISITION CREDIT FACILITY

The acquisition of the Path 15 Project on September 15, 2006 was initially financed with an acquisition credit facility in the amount of $88,000 (the "Acquisition Credit Facility") at Atlantic Holdings. Loans under the Acquisition Credit Facility bear interest at a rate equal to a Eurodollar rate or a U.S. base rate, plus an applicable margin to those rates.

In October 2006, approximately $37 million of the net proceeds of the Company's public offering of IPSs and Debentures were applied to repay a portion of the principal amount outstanding on the Acquisition Credit Facility. In the first quarter of 2007, the remaining balance due on the Acquisition Credit Facility was repaid using cash on hand and funds drawn from Holdings' revolving credit facility. Management intends to enter into a permanent financing arrangement for the acquisition of the Path 15 Project in the second quarter of 2007. The final amount to be borrowed is expected to be approximately $50 million and will be non-recourse to the Company.

Project Portfolio

The following table outlines the Company's portfolio of power generating assets as of March 31, 2007, including its interest in each facility. Management believes the portfolio is well diversified based on electricity and steam buyers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any single region.

Project Name	Location	Primary Fuel Type	Total MW	Ownership Interest [1]	Acctg Tmt [2]	Net MW [3]	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural gas	46	50.0%	P	23	Pacific Gas & Electric	2011	BBB
						74	Atlantic City Electric	2024	BBB
						16	DuPont	2024	A
Chambers	New Jersey	Coal	262	40.0%	P	15	Merchant [4]	N/A	N/A
Delta-Person	New Mexico	Natural gas	132	40.0% [5]	E	53	Public Service of New Mexico	2020	BBB+
Gregory	Texas	Natural gas	400	17.1%	Cost	59	Constellation Energy	2008	BBB
						9	Sherwin Alumina	2020	N /R
JPPC	Jamaica	Fuel oil	60	24.1%	E	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13	49.8%	P	6	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural gas	110	100.0%	C	110	Progress Energy Florida	2013	BBB+
Mid-Georgia	Georgia	Natural gas	308	50.0%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural gas	91	100.0%	C	91	Niagara Mohawk	2008 [6]	A
						44	Progress Energy Florida	2023	BBB +
Orlando	Florida	Natural gas	126	50.0%	P	19	Reedy Creek Improvement District	2013	A- [9]
Pasco	Florida	Natural gas	121	49.9%	P	60	Progress Energy Florida	2008	BBB+
Path 15	California	Transmission	N/A [11]	100.0%	C	N/A [11]	California Utilities via CAISO [10]	N/A [11]	BBB to A [12]
Rumford	Maine	Coal/biomass	85	23.5% [5]	E	20	Rumford Paper Co. [7]	2009	N /R
Selkirk	New York	Natural gas	345	18.5% [5]	Cost	15	Niagara Mohawk	2008	A
						49	Consolidated Edison	2014	A
Stockton	California	Coal	55	50.0%	P	24	Pacific Gas & Electric	2008	BBB
						3	Corn Products Int'l	2008	BBB-
Topsham [8]	Maine	Hydro	14	50.0%	P	7	Central Maine Power	2011	BBB+

1. Except as otherwise noted, economic interest represents the percentage ownership interest in each Project held indirectly by Atlantic Holdings.
2. Accounting treatment: C – Consolidated; P – Proportionate consolidation; E – Equity method; Cost – Cost method.
3. Represents the interest of Atlantic Holdings in each Project's electricity generation capacity based on Atlantic Holdings' economic interest in each Project.
4. The merchant output of the facility is sold by Atlantic City Electric in the spot market through a profit-sharing arrangement with Chambers.
5. Represents Atlantic Holdings' estimate of its share of the cash flow from the project.
6. A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.
7. For further information, see the discussion of the new interim financial consolidation agreement with the former Mead/Westvaco paper mill (now owned by NewPage) under the earlier "Recent Transactions" section.
8. Atlantic Holdings owns its interest in this Project as a lessor.
9. Rating from Fitch.
10. California utilities pay Transmission Access Charges ("TACs") to California Independent System Operator ("CAISO"), which allocates the payments among owners of transmission and Transmission System Rights, such as Path 15, in accordance with their FERC-approved annual revenue requirement.
11. Path 15 is an 84-mile, 500-kilovolt transmission line in California. The Project is a FERC-regulated asset with a FERC-approved regulatory life of 30 years, through 2034.
12. The largest payers of TACs supporting Path 15's annual revenue requirement and their S&P credit ratings are PG&E (BBB), SoCal Ed (BBB+) and SDG&E (A). CAISO imposes minimum credit quality requirements of A or better for all participants unless collateral is posted per CAISO imposed schedule.

Capital Expenditures

Capital expenditures for the Projects are made at the Project level using Project cash flows and Project reserves. Therefore, the distributions that Holdings receives from the Projects are made net of capital expenditures needed at the Projects and the Company has not to date needed to inject funds into the Projects for ongoing capital expenditures. The Projects in which the Company has investments generally consist of large capital assets that have established commercial operations. Ongoing capital expenditures for assets of this nature are generally not significant because most major expenditures relate to planned repairs and maintenance and are expensed when incurred.

Related Party Transactions

The Manager has been engaged under the Management Agreement to provide certain management and administrative services to the Company and Holdings, for which it is paid: (1) an annual base management fee of $341; (2) reimbursement of costs; and (3) an incentive fee equal

to 25% of the excess in distributions paid to IPS holders and Existing Investors during the year above Cdn$1.00 per IPS. The Management Agreement has an initial term of 20 years from the IPO completed in November 2004.

The Manager receives administrative and office support services from ArcLight under a management support agreement executed in November 2004 among the Manager, ArcLight and the Company. This agreement also requires the ArcLight Funds and their affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Holdings, investment opportunities that do not fit within the investment guidelines for the ArcLight Funds or other investment funds managed by ArcLight or its affiliates.

The Manager is owned indirectly by the ArcLight Funds. Subsidiaries of the ArcLight Funds, in conjunction with a subsidiary of Caithness, owned 41.9% of Holdings' common membership interest after the IPO, but reduced their interest to 29.9% in October 2005 and further reduced their interest to approximately 14.0% in October 2006. In February 2007, the Company acquired all of the remaining interest of the Existing Investors in Holdings.

Financial and Other Instruments

The Company uses forward foreign currency contracts to manage its exposure to changes in foreign exchange rates, as the Company earns its income principally in the United States and has the obligation to make distributions predominantly in Canadian dollars. Since its inception, the Company has established a hedging strategy for the purpose of reinforcing the long-term sustainability of its distributions. The Company has executed this strategy by entering into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2011 at the current annual distribution level of Cdn$1.06 per IPS to all holders including the Existing Investors, as well as interest payments on the Subordinated Notes. It is the Company's intention to periodically extend the length of these forward contracts by one additional year. Changes in the fair market value of the Company's forward contracts partially offset exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations. The following table summarizes the Company's forward foreign currency contracts with monthly settlement terms as of March 31, 2007:

Notional monthly amounts

Period	Sell U.S. dollars	Buy Cdn. dollars	Average rate
Current–2009	4,811	5,800	1.2055
2010	5,167	5,800	1.1225
2011	5,494	5,800	1.0557

In addition to the forward contracts in the table above that settle on a monthly basis, the Company has executed forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make semi-annual payments on the Debentures. The contracts provide for the purchase of Cdn$2.1 million and Cdn$1.9 million in April 2007 and October 2007, respectively, at a rate of 1.1240 Canadian dollars per U.S. dollar and the purchase of Cdn$1.9 million in April and in October of 2008 through 2011 at a rate of 1.1075 Canadian dollars per U.S. dollar.

The foreign exchange forward contracts are carried at estimated fair value based on quoted market value. Mark-to-market adjustments of the foreign currency forward contracts are reflected in foreign exchange gains and losses. The foreign exchange contracts are classified as other assets.

Certain of the Projects also use interest rate swaps to manage fluctuations in interest rates and natural gas forwards or swaps to minimize the effects on cash flow of changing natural gas prices, which are a significant component of Project expenses. In addition, other Projects have entered into natural gas contracts with pricing terms designed to minimize the impact of gas price volatility on operating margins.

The Company has an Indexed Swap at the Onondaga Project under which it receives monthly

payments based upon the differential between an indexed contract price and a market reference price for electricity through June 2008. In order to lock in favorable gas, power, and capacity pricing under the Indexed Swap, the Company has entered into an Indexed Swap Hedge.

The values of all the financial instruments described above are subject to changes in market prices and none have been designated as a cash flow hedge for accounting purposes. Management of the Company monitors these risks and the market values of these financial instruments and periodically reviews its risk management strategies as market conditions change.

Accounting Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. During the periods presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property, plant and equipment and PPAs, the recoverability of equity investments, the recoverability of future tax assets and the fair value of financial instruments and derivatives.

The Company has acquired the majority of its long-term assets through acquisitions. In applying the purchase method of accounting, the Company is required to estimate the fair value of the assets acquired including the property, plant and equipment and intangible assets. The determination of these fair values is complex and involves significant judgments.

Revenue recognition is based on monthly invoices by the Projects to electricity and steam buyers and, for one Project which has fluctuating rates over time, the average rate over the term of the PPA is used for revenue with the difference between cash received and revenue recognized as deferred revenue. Fixed asset valuations of power plants are based on depreciated replacement cost. Valuations of PPAs and fuel supply agreements are based on the incremental net present value of cash flows provided by the agreement as compared to the merchant value of the plant. The Company typically uses outside consultants to determine the merchant value of a facility. On an ongoing basis, the Company monitors the performance of the facilities to determine if any recoverability issues exist or if any change in the useful life of the facility is required.

The future tax asset valuation allowance has been determined pursuant to the provisions of The Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465, *Income Taxes*, including the Company's estimation of future taxable income, where necessary, and is adequate to reduce the total future tax asset to an amount that will more likely than not be realized. The Company has provided a valuation allowance to reduce net future tax assets to an amount expected to be recovered in the foreseeable future.

The fair values of financial instruments and derivatives such as the forward foreign currency contracts, interest rate swaps and natural gas swaps are typically based on market quotes. The Company also has an Indexed Swap and related hedge agreement and, pursuant to the adoption of Section 3855, has adopted fair value accounting for the Chambers PPA as of January 1, 2007. See "Accounting Policy Changes" in this MD&A for additional information. The fair values of these agreements are based on estimated future cash flows and take into account certain assumptions, including forecasts or future energy prices, inflation rates, discount rates and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair values of these agreements.

For additional information regarding accounting policies and estimates, please see Note 1 of the Company's audited consolidated financial statements for the twelve months ended December 31, 2006.

Commitments and Contingencies
From time to time, the Company and its subsidiaries and Projects are parties to disputes and litigation that arise in the normal course of business. The Company assesses its exposure to these matters and records estimated loss contingencies when a loss is likely and can be reasonably estimated. There were no matters pending as of March 31, 2007 which are expected to have a material impact on the Company's financial position or results of operations.

Outstanding Share Data
The Company had 61,470,500 IPSs outstanding at March 31, 2007 compared to 44,339,500 IPSs outstanding at March 31, 2006. The Debentures are convertible to approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, at any time, at the option of the holder, representing a conversion price of Cdn$12.40 per IPS. As of March 31, 2007, approximately 4,838,700 IPSs would be required to be issued if all of the outstanding Debentures were converted to IPSs.

Outlook
In order to maintain stable distributions and provide long-term growth, the Company will continue to focus on enhancing the financial performance of the existing Projects and pursuing accretive acquisitions predominantly in the U.S. market.

PPAs in the portfolio have various expiration dates as listed in the "Project Portfolio" table in this MD&A. In each case, the Project's partners plan for such expirations by evaluating various options in the market in order to continue maximizing Project cash flows. For example, partners of Projects with PPA expirations in 2008 have already begun efforts to provide for potential new or extended PPAs. The new agreements may involve responses to utility solicitations for capacity, direct negotiations with the original purchasing utility for PPA extensions, arrangements with other creditworthy parties for tolling agreements, and PPAs or the use of derivatives to lock in stable power and/or fuel prices beyond the spot markets. Management has not assumed that pricing under existing PPAs will necessarily be sustained after PPA expirations.

In 2009, the gas supply agreement at Lake will expire, whereas the PPA extends until 2013. While it is still somewhat early to work on extending this agreement or entering into a new agreement, management is monitoring forward prices in that market. The current gas agreement provides pricing that is currently below market, so management assumes that margins at Lake may fall in 2010 and beyond. Other options to maximize cash flow at Lake include a PPA restructuring and extension, and an analysis is being performed on a possible upgrade of the Project's turbines.

Risk Factors
Atlantic Power's future performance and its ability to generate sufficient cash flow to meet its monthly cash distributions to holders of IPSs, and the Common Shares and Subordinated Notes represented thereby, and to holders of Debentures, are subject to a number of risks and uncertainties. Any of these risks and uncertainties could have a material adverse effect on the Company's results of operations, business prospects, financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares, Subordinated Notes or Debentures or on the market price or value of IPSs, Common Shares or Subordinated Notes. A discussion of these risks and uncertainties can be found in the Company's management's discussion and analysis for the year ended December 31, 2006 and Annual Information Form dated March 28, 2007. The Company's management's discussion and analysis and its annual information form are available on SEDAR's website at www.sedar.com.

Disclosure Controls and Procedures

Based on the requirements of Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings,* the Chief Executive Officer and Chief Financial Officer of the Manager have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Multilateral Instrument 52-109) as of March 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of the Manager have concluded that the Company's disclosure controls and procedures were effective as of March 31, 2007 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

Additional Information

Additional information is available on the Company's website at www.atlanticpowercorporation.com, or under the Company's profile on the SEDAR website at www.sedar.com.

The following tables present unaudited non-GAAP supplementary financial information provided for informational purposes. Please see "Non-GAAP Financial Measures" and "Results of Operations for the Three-Month Period Ended March 31, 2007 – Supplementary Financial Information" for additional details about the supplementary information.

Project Adjusted EBITDA[1] (in thousands of U.S. dollars)

(unaudited)	Three months ended March 31, 2007	2006
Adjusted EBITDA from consolidated and proportionately consolidated Projects		
Badger Creek	**1,276**	1,449
Chambers	**7,796**	5,976
Koma Kulshan	**172**	28
Lake	**6,962**	7,792
Mid-Georgia	**442**	306
Onondaga	**161**	(43)
Orlando	**2,252**	2,090
Pasco	**3,317**	1,532
Stockton	**996**	866
Topsham	**415**	415
Path 15	**7,380**	–
Other	**200**	165
Total adjusted EBITDA from consolidated and proportionately consolidated Projects	**31,369**	20,576
Amortization	**12,758**	10,477
Interest expense, net	**6,157**	3,587
Change in the fair value of derivative instruments	**48,403**	(1,343)
Other income	**9**	(2,499)
Earnings (loss) from consolidated and proportionately consolidated Projects	**(35,958)**	10,354
Adjusted EBITDA from equity Projects		
Delta-Person	**598**	525
Gregory[2]	–	958
Jamaica	**982**	1,008
Rumford	**596**	843
Selkirk[2]	–	3,165
Other	**(41)**	(47)
Total adjusted EBITDA from equity Projects	**2,135**	6,452
Amortization	**485**	2,993
Interest expense, net	**353**	1,404
Income tax	**212**	220
Equity earnings, net	**1,085**	1,835
Project income		
Total adjusted EBITDA from all Projects	**33,504**	27,028
Amortization	**13,243**	13,470
Interest expense, net	**6,510**	4,991
Other (income) expense	**9**	(2,499)
Change in fair value of derivative instruments	**48,403**	(1,343)
Income tax	**212**	220
Project income (loss) as reported in the statement of income	**(34,873)**	12,189
Earnings (loss) from consolidated and proportionately consolidated Projects	**(35,958)**	10,354
Equity earnings, net	**1,085**	1,835
Project income (loss) as reported in the statement of income	**(34,873)**	12,189

1 Adjusted EBITDA is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and changes in fair value of derivative instruments. Management uses adjusted EBITDA at the Projects to provide comparative information about Project performance.

2 Effective January 1, 2007, the Gregory and Selkirk Projects are accounted for under the cost method of accounting. See "Changes in Accounting Policies" in this MD&A for additional information.

Reconciliation of Project Distributions (in thousands of U.S. dollars)

For the three months ended March 31, 2007 (unaudited)	Adjusted EBITDA	Indexed swap and hedge settlements	Repayment of long-term debt	Interest expense, net	Capital expen-ditures	Working capital and other items	Change in Project distribution received
Consolidated and proportionately consolidated Projects							
Lake	6,962	–	(574)	24	(309)	(503)	5,600
Chambers	7,796		(2,332)	(2,543)	(84)	(2,837)	–
Orlando	2,252	–	–	(77)	–	(1,675)	500
Pasco	3,317	–	(1,444)	(141)	(652)	504	1,584
Path 15	7,380	–	–	(2,501)	–	(4,879)	
Onondaga	161	5,592	–	9	–	(712)	5,050
Mid-Georgia	442	–	(339)	(848)	–	745	–
Badger Creek	1,276	–	–	4	(99)	318	1,500
Topsham	415	–	–	(105)	–	(310)	–
Stockton	996	–	–	32	(282)	(246)	500
Koma Kulshan	172	–	–	(10)	–	(162)	–
Other	200	–	–	(10)	–	(190)	–
Total consolidated and proportionately consolidated Projects	31,369	5,592	(4,689)	(6,166)	(1,426)	(9,947)	14,734
Equity Projects							
Jamaica	982	–	(407)	(132)	(3)	(440)	–
Delta-Person	598	–	(221)	(247)	–	(130)	–
Rumford	596	–	–	23	(83)	896	1,433
Other	(41)	–	–	3	–	38	–
Total equity Projects	2,135	–	(628)	(353)	(86)	364	1,433
Total all Projects	33,504	5,592	(5,317)	(6,519)	(1,512)	(9,583)	16,167

Supplementary Income Statement Information (in thousands of U.S. dollars)

For the three months ended March 31, 2007 (unaudited)	Consolidated and proportionately consolidated projects	Proportionate consolidation of equity investments[1]	Corporate
INCOME STATEMENT			
Project revenue			
Energy sales	58,517	4,056	–
Transmission services	8,156		
Other	668	850	–
	67,341	4,906	–
Project expenses			
Fuel	24,669	1,853	–
Operations and maintenance	9,117	730	–
Project operator fees and expenses	2,186	187	–
Amortization	12,758	485	–
	48,730	3,255	–
Project other income (expense)			
Change in fair value of derivative instruments	(48,403)	–	–
Interest expense, net	(6,157)	(353)	–
Other income	(9)	–	–
Income tax expense	–	(213)	–
	(54,569)	(566)	–
Project income	(35,958)	1,085	–
Administrative and other expenses			
Management fees and administration	–	–	1,200
Interest, net	–	–	10,549
Distribution, non-controlling interest	–	–	–
Loss (income) from change in non-controlling interest liability	–	–	–
Foreign exchange loss	–	–	2,481
Other income	–	–	(369)
	–	–	13,861
Income (loss) before income taxes	(35,958)	1,085	(13,861)
Income taxes	–	–	1,006
Net income (loss)	**(35,958)**	**1,085**	**(14,867)**

1 Non-GAAP measure showing the composition of revenues and expenses based on the Company's proportionate ownership of the Projects accounted for under the equity method.

Supplementary Balance Sheet Information (in thousands of U.S. dollars)

As of March 31, 2007 (unaudited)	Consolidated and proportionately consolidated projects[2]	Proportionate consolidation of equity investments[1]	Corporate
ASSETS			
Current assets			
Cash and cash equivalents	30,948	1,295	22,300
Restricted cash	37,867	4,904	–
Current portion of derivative instruments asset	50,776	–	–
Accounts receivable	37,583	1,465	(1,490)
Prepayments, supplies and other	8,487	2,547	478
Income tax receivable	–	–	12,370
	165,661	10,211	33,658
Property, plant and equipment	407,479	29,545	–
Long-term investments[2]	76,625	–	–
Transmission system rights	216,959		
Other intangible assets	136,178	6,939	–
Goodwill	79,158	–	–
Derivative instruments asset	104,070	–	–
Other assets	1,348	–	4,759
	1,187,478	46,695	38,417
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	31,087	1,545	467
Revolving credit facility	–	–	31,000
Current portion of long-term debt and short-term debt	35,244	2,578	–
Deferred revenue	7,313	–	–
Current portion of derivative instruments liability	17,927	–	–
Interest payable on Subordinated Notes	–	–	4,705
Dividends payable	–	–	1,890
Other	3,578	–	–
	95,149	4,123	38,062
Long-term debt	337,115	20,060	–
Subordinated Notes	–	–	330,999
Convertible Debentures	–	–	50,635
Derivative instruments liability	8,314	–	–
Future tax liability	12,050	–	5,381
Other liabilities	27,957	3,278	–
	480,585	27,461	425,077
Shareholders' equity			
Common stock	–	–	216,636
Project equity	706,893	19,234	(706,893)
Retained earnings	–	–	103,597
	706,893	19,234	(386,660)
	1,187,478	46,695	38,417

1 Non-GAAP measure showing the composition of assets and liabilities based on the Company's proportionate ownership of the Projects accounted for under the equity method.

2 The Company's investments in the Gregory and Selkirk Projects, which are accounted for under the cost method of accounting, are included in long-term investments in the "Consolidated and proportionately consolidated" column.

Form 52-109F2 - Certification of Interim Filings

I, Barry E. Welch, Chief Executive Officer of Atlantic Power Management, LLC, Manager of Atlantic Power Corporation, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation (the issuer) for the interim period ending March 31, 2007;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and.

5) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 15, 2007

"Barry Welch"

Barry E. Welch
Chief Executive Officer
Atlantic Power Management, LLC
As Manager of
Atlantic Power Corporation

Consolidated Financial Statements
(In U.S. dollars)

ATLANTIC POWER CORPORATION

Three months ended March 31, 2007 and 2006
(Unaudited)

ATLANTIC POWER CORPORATION

Consolidated Balance Sheets
(In thousands of U.S. dollars)

	March 31, 2007 (Unaudited)	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 53,248	$ 68,627
Restricted cash	37,867	111,866
Current portion of derivative instruments asset	50,776	33,016
Accounts receivable	36,093	36,055
Prepayments, supplies and other	8,965	9,179
Income tax receivable	12,370	12,415
	199,319	271,158
Property, plant and equipment	407,479	411,180
Transmission system rights	216,959	218,846
Long-term investments	76,625	76,973
Other intangible assets	136,178	141,695
Goodwill	79,158	79,158
Derivative instruments asset	104,070	17,108
Other assets	6,107	16,578
	$ 1,225,895	$ 1,232,696
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 31,554	$ 30,833
Revolving credit facility	31,000	–
Current portion of long-term and short-term debt	35,244	86,168
Current portion of derivative instruments liability	17,927	11,612
Interest payable on Subordinated Notes	4,705	3,873
Distribution payable, non-controlling interest	–	669
Non-controlling interest liability (note 3)	–	76,888
Dividends payable	1,890	1,872
Other	10,891	10,329
	133,211	222,244
Long-term debt	337,115	342,412
Subordinated Notes	330,999	336,840
Convertible debentures	50,635	51,484
Derivative instruments liability	8,314	7,377
Future tax liability	17,431	17,101
Other liabilities	27,957	91,838
Shareholders' equity:		
Common stock	216,636	216,636
Retained earnings (deficit)	103,597	(53,236)
	320,233	163,400
Commitments and contingencies (note 7)		
	$ 1,225,895	$ 1,232,696

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Income and Retained Earnings (Deficit)
(In thousands of U.S. dollars, except per share amounts)

	Three months ended March 31, 2007	2006
	(Unaudited)	
Project revenue:		
Energy sales	$ 58,517	$ 53,046
Transmission services	8,156	–
Other	668	718
	67,341	53,764
Project expenses:		
Fuel	24,669	21,192
Operations and maintenance	9,117	10,012
Project operator fees and expenses	2,186	1,984
Amortization	12,758	10,477
	48,730	43,665
Project other income (expense):		
Change in fair value of derivative instruments	(48,403)	1,343
Income from cost and equity investments	1,085	1,835
Interest, net	(6,157)	(3,587)
Other	(9)	2,499
	(53,484)	2,090
Project income (loss)	(34,873)	12,189
Administrative and other expenses:		
Management fees and administration	1,200	1,131
Interest, net	10,549	7,040
Distribution, non-controlling interest	–	4,281
Income from change in non-controlling interest liability	–	(2,439)
Foreign exchange loss (gain)	2,481	(1,553)
Other expenses (income)	(369)	248
	13,861	8,708
Income (loss) before income taxes	(48,734)	3,481
Income taxes	1,006	160
Net income (loss)	(49,740)	3,321
Deficit, beginning of period	(53,236)	(33,843)
Cumulative effect of adopting new accounting policies (note 2)	212,183	–
Dividends paid	(5,610)	(3,824)
Retained earnings (deficit), end of period	$ 103,597	$ (34,346)
Income (loss) per share (note 6):		
Basic	$ (0.81)	$ 0.07
Diluted	(0.81)	0.07

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended March 31, 2007	2006
	(Unaudited)	
Cash flows from (used in) operating activities:		
Net income (loss)	$ (49,740)	$ 3,321
Items not involving cash:		
Amortization	13,029	10,725
Earnings from equity investments	(1,085)	(1,835)
Change in fair value of non-controlling interest	–	(2,439)
Amortization of gas transportation contract commitment	(1,634)	(1,649)
Foreign exchange gain	1,795	(811)
Change in deferred revenue	(1,101)	(1,505)
Change in fair value of derivative instruments	48,403	(1,746)
Future income tax recovery	330	–
Other	(708)	(14)
Change in other operating balances	2,468	(3,465)
Indexed swap and hedge settlements	5,592	6,146
Distributions from equity investments	1,433	1,299
	18,782	8,027
Cash flows from (used in) financing activities:		
Proceeds from revolving credit facility borrowings	31,000	–
Dividends paid	(5,591)	(3,830)
Repayment of long-term debt	(55,689)	(4,037)
Repayment of obligations to non-controlling interest	(76,888)	–
Cash proceeds from escrow used for redemption	74,433	–
	(32,735)	(7,867)
Cash flows used in investing activities:		
Purchase of property, plant and equipment	(1,426)	(422)
Decrease in cash and cash equivalents	(15,379)	(262)
Cash and cash equivalents, beginning of period	68,627	43,858
Cash and cash equivalents, end of period	$ 53,248	$ 43,596
Supplemental cash flow information:		
Interest paid	$ 15,971	$ 11,582

See accompanying notes to consolidated financial statements.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

Atlantic Power Corporation (the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004 and continued to the Province of British Columbia on July 8, 2005. The Company issued income-participating securities ("IPSs") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive.

The Company currently owns indirect interests in 15 power generation projects and one transmission line located primarily in the United States of America (collectively, the "Projects"). Three of the Projects are wholly owned subsidiaries of the Company, being Onondaga Cogeneration Limited Partnership ("Onondaga"), Lake Cogen Ltd. and Atlantic Holdings Path 15, LLC ("Path 15").

1. Basis of presentation:

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006, as set out in the 2006 Annual Report since they do not contain all the disclosures that are required by Canadian generally accepted accounting principles for annual financial statements. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation as were used for the audited consolidated financial statements for the year ended December 31, 2006, except for the changes described in note 2.

There is some seasonality of the Company's revenues created by seasonal variances in demand for electric power, in some cases varied seasonal pricing for portions of the power purchase agreement payments and the typical scheduling of major facility maintenance in the spring and fall.

2. Changes in accounting policies:

(a) Financial instruments:

On January 1, 2007, the Company adopted the new recommendations of Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income and Section 3251, Equity, from the Handbook of The Canadian Institute of Chartered Accountants. The retroactive application of the new standards does not require restatement of prior periods.

This change in accounting policy will result in significantly increased variability in net income but will not impact cash flows.

2. Changes in accounting policies (continued):

Section 3855, Financial Instruments - Recognition and Measurement, establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The standard requires that financial assets, financial liabilities and non-financial derivatives be recognized on the consolidated balance sheets.

Under this standard, all financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods is based on the classification of the financial instrument as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in earnings. Financial assets and liabilities classified as held-to-maturity are measured at amortized cost using the effective interest method of amortization.

Derivative instruments are recorded on the consolidated balance sheets at fair value unless the derivative instrument is a contract to buy or sell a non-financial item in accordance with the Company's expected purchase, sale or usage requirements, referred to as a "normal purchase or normal sale." Changes in the fair values of derivative instruments are recognized in earnings unless the derivative instrument qualifies and is designated as an effective cash flow hedge or a normal purchase or normal sale. Normal purchases and normal sales are exempt from the application of the standard and are accounted for as executory contracts. Changes in the fair value of a derivative instrument designated as an effective cash flow hedge are recorded in accumulated other comprehensive income, a component of equity.

Other significant accounting implications of Section 3855 include the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

2. Changes in accounting policies (continued):

As a result of adopting the requirements of Section 3855, the Company has determined that the power purchase agreement ("PPA") at the proportionately consolidated Chambers Project is a derivative instrument. The PPA does not qualify for normal purchases and normal sales and has not been designated as a hedge. Accordingly, the PPA has been recorded at its fair value in the consolidated balance sheets and changes in the fair value are recognized in change in fair value of derivative instruments in the consolidated statements of income and deficit.

The fair value of the PPA is measured by comparing the net present value of the cash flows expected to be received under the terms of the PPA to the net present value of the cash flows that would be received if the same volumes were sold at projected market power prices over the term of the contract expiring in 2024. Accordingly, periodic changes to the fair value of the PPA reflect changes in market conditions and do not directly impact the amount of cash flow the Chambers Project will receive under the terms of the PPA.

The impact of this change was to increase opening retained earnings (deficit) as of January 1, 2007 by $212,183 to reflect the fair value of the PPA in the amount of $155,762 and the removal from the consolidated balance sheet of the unamortized cost of the PPA in the amount of $56,421 (previously presented in other liabilities) on that date. As of March 31, 2007, the fair value of the PPA in the amount of $106,519 was reflected in the consolidated balance sheets as $11,319 in current portion of derivative instruments asset and $95,200 as derivative instruments asset. The change in fair value of the PPA for the three months ended March 31, 2007 is recorded as a loss in the amount of $49,243 in the consolidated statements of income and deficit.

In addition, previously deferred financing costs in the amount of $10,990 as of January 1, 2007 have been reclassified and presented together with the respective debt instrument to which the costs relate and are now being amortized using the effective interest method. The difference between the straight-line and effective interest methods of amortization of these costs is de minimus.

See note 4 for information about other financial instruments that were not impacted by he adoption of Section 3855.

2. Changes in accounting policies (continued):

Section 3865, Hedges, specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for fair value hedges and cash flow hedges. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale of the hedged item. As of March 31, 2007, the Company has not designated any derivative instruments as a cash flow hedge or a fair value hedge.

Section 1530, Comprehensive Income, establishes standards for the reporting and display of comprehensive income, which consists of net income and other comprehensive income ("OCI"). OCI is presented as a component of equity and is comprised of certain changes in shareholders' equity that are not recognized in net income. Examples of items included in OCI include the effective portion of the changes in fair value of derivative instruments designated as a cash flow hedge and changes in the currency translation adjustment relating to self-sustaining foreign operations. As of March 31, 2007, the Company does not have any items recorded in OCI.

Section 3251, Equity, establishes standards for the presentation of equity and changes in equity during the reporting period, in addition to the requirement in Section 1530. The adoption of Section 1530 had no impact on the Company's consolidated financial statements.

(b) Long-term incentive plan:

The officers and other employees of Atlantic Power Management, LLC (the "Manager") are eligible to participate in the Atlantic Holdings' Long-Term Incentive Plan ("LTIP"), as determined by the independent members of the Board of Directors of the Company. On an annual basis, the Board of Directors establishes awards that are based on the cash flow performance of the Company, each participant's base salary and the market price of the IPSs at the award date. Awards are granted in the form of notional units that have similar economic characteristics to the Company's IPSs. Notional units vest over a three-year period and are redeemed in a combination of cash and IPSs upon vesting. Unvested notional awards are entitled to receive distributions equal to the distributions per public IPS during the vesting period and are awarded in the form of additional notional units. Unvested awards are subject to forfeiture if the participant is not an employee of the Manager at the vesting date or if the Company does not meet certain ongoing cash flow performance targets.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

2. Changes in accounting policies (continued):

Compensation expense related to awards granted to participants in the LTIP is recorded over the vesting period based on the estimated fair value of the award at each balance sheet date. Forfeitures are recorded as they occur and are not included in the estimated fair value of the awards. The aggregate number of IPSs which may be issued from treasury under the LTIP is limited to one million.

On March 28, 2007, the Board of Directors approved grants of notional units to acquire a maximum of 172,071 IPSs under the terms of the LTIP. The grant date for the awards for accounting purposes occurred when participants were informed of the details of their awards in April 2007. As a result, no compensation expense related to the LTIP was recorded in the three-month periods ended March 31, 2007 and 2006.

(c) Long-term investments:

During the three months ended March 31, 2007, management reviewed its accounting for its investments in the Gregory and the Selkirk Projects that have historically been accounted for using the equity method. Based on a current assessment, management has determined that as of January 1, 2007, the cost method of accounting is appropriate for these investments. Beginning January 1, 2007, the Company has prospectively changed its accounting for its investments in the Gregory and Selkirk Projects from the equity method to the cost method of accounting. Under the cost method, investment income is recorded to the extent of distributions received from the Projects. This change in accounting policy does not impact cash flow.

The Company's investments in the Delta Person, Jamaica and Rumford Projects continue to be recorded under the equity method of accounting and are also included in long-term investments in the consolidated balance sheets.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

3. Related party transactions:

In connection with the Company's initial public offering, the Existing Investors acquired the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest for a two-year period from November 18, 2004. This liquidity right was treated as a liability of the Company and recorded at fair value on the consolidated balance sheets. Any change in the non-controlling interest liability was recognized in the consolidated statements of income and retained earnings (deficit) as a change in non-controlling interest liability.

The Existing Investors have exercised the liquidity right in a series of transactions since the initial public offering through February 2007 as follows:

Date	Amount paid to Existing Investors	Incremental share[(i)]
October 2005	$ 64,374	12.0%
October 2006	87,287	15.5%
February 2007	76,888	14.4%

(i) Represents incremental portion of Atlantic Holdings purchased by the Company from the Existing Investors in the transaction.

The amounts paid to the Existing Investors in the transactions above were financed by the Company through the sale of IPSs and convertible debentures.

At December 31, 2006, $74,433 restricted cash included in the consolidated balance sheets was held in escrow pending regulatory approval of a transaction whereby the remaining interests of the Existing Investors were acquired by Atlantic Holdings. In February 2007, the required regulatory approval was obtained and the transaction was completed. As of March 31, 2007, Atlantic Holdings is a wholly owned subsidiary of the Company and the liquidity right of the Existing Investors has been extinguished.

During the three months ended March 31, 2007, in accordance with the Management Agreement, the Company paid management and incentive fees and cost reimbursements of $836 (2006 - $871) to the Manager.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

4. Financial instruments:

(a) Indexed Swap and Indexed Swap Hedge:

A swap agreement ("Indexed Swap") exists between the power utility and Onondaga, which replaced Onondaga's original power purchase contract. The Indexed Swap expires on June 30, 2008. The Indexed Swap is a financial instrument under which the utility company makes monthly payments to Onondaga based upon the differential between an indexed "contract price" and a market reference price for electricity. The indexed contract price fluctuates in relation to the market cost of natural gas and a prescribed index of inflation. The notional quantity of electricity for the purpose of these calculations is fixed for the full term of the Indexed Swap.

In May 2004, a subsidiary of Onondaga entered into commodity derivative instruments ("Indexed Swap Hedge"), in order to lock in favorable gas, power and capacity pricing under the Indexed Swap. The Indexed Swap Hedge extends through June 30, 2008 and removes almost all commodity price risk from the Indexed Swap through its term.

The Indexed Swap and Indexed Swap Hedge are recorded at fair value and included in derivative instruments in the consolidated balance sheets. Changes in the fair values of derivative instruments are recorded in change in fair value of derivative instruments in the consolidated statements of income and retained earnings (deficit).

Changes related to the Indexed Swap asset are summarized below:

	Three months ended March 31,	
	2007	2006
Fair value, beginning of period	$ 50,124	$ 107,914
Decrease in fair value	(9,854)	(12,625)
Settlements received (paid)	8,057	(8,539)
Fair value, end of period	$ 48,327	$ 86,750

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

4. **Financial instruments (continued):**

Changes related to the Indexed Swap Hedge liability:

	Three months ended March 31, 2007	2006
Fair value, beginning of period	$ 18,989	$ 58,547
Increase (decrease) in fair value	5,422	(13,968)
Settlements paid	(2,465)	(2,393)
Fair value, end of period	$ 21,946	$ 42,186

(b) Foreign currency contracts.

The Company uses forward foreign currency contracts to manage its exposure to changes in foreign currency exchange rates as the Company earns its income principally in the United States and has the obligations to make distributions predominantly in Canadian dollars. Since its inception, the Company has established a hedging strategy for the purpose of reinforcing the long-term sustainability of its distributions. The Company has entered into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2011 at the current annual distribution level of Cdn. $1.06 per IPS to all holders, as well as interest payments on the Subordinated Notes. Changes in the fair market value of the Company's forward contracts partially offset exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations. The following table summarizes the Company's forward foreign currency contracts with monthly settlement terms as of March 31, 2007:

	Notional monthly amounts		
Date	Sell U.S. dollars	Buy Canadian dollars	Average rate
Current - 2009	4,811	5,800	1.2055
2010	5,167	5,800	1.1225
2011	5,494	5,800	1.0557

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

4. Financial instruments (continued):

In addition to the forward contracts in the table above that settle on a monthly basis, the Company has executed forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make semi-annual payments on the convertible debentures. The contracts provide for the purchase of Cdn. $2.1 million and Cdn. $1.9 million in April 2007 and October 2007, respectively, at a rate of 1.1240 Canadian dollars per U.S. dollar and the purchase of Cdn. $1.9 million in April and in October of 2008 through 2011 at a rate of 1.1075 Canadian dollars per U.S. dollar.

Forward foreign currency contracts are recorded at fair value and are included in other assets in the consolidated balance sheets.

The foreign exchange loss (gain) of $2,481 (2006 - ($1,553)) during the three months ended March 31, 2007 primarily reflects unrealized foreign exchange gains on the U.S. dollar equivalent of the Company's Canadian dollar-denominated obligation related to convertible debentures and subordinated notes, unrealized foreign exchange losses on the changes in the fair market value of the Company's forward contracts and realized foreign exchange gains on forward contract settlements during the period. Foreign exchange gains (losses) are as follows:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Subordinated Notes and convertible debentures	$ (2,524)	$ 1,076
Non-controlling interest	–	720
Forward contacts	729	(985)
Unrealized foreign exchange gains (losses)	(1,795)	811
Realized foreign exchange gains (losses) on forward contract settlements	(686)	742
	$ (2,481)	$ 1,553

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

5. Path 15 Project financing:

The acquisition of the Path 15 Project closed on September 15, 2006 and was financed with an acquisition credit facility in the amount of $88,000 (the "Acquisition Credit Facility") at Atlantic Holdings. The Acquisition Credit Facility had an outstanding balance of $51 million at December 31, 2006. The remaining outstanding balance was paid in the first quarter of 2007 using cash on hand and $31 million drawn from the Company's revolving credit facility.

6. Basic and diluted income (loss) per share:

Basic income (loss) per share has been calculated using the weighted average number of units outstanding during the three months ended March 31, 2007 of 61,470,500 (2006 - 44,339,500).

Diluted income (loss) per share is computed by assuming that the convertible debentures are converted into 4,838,712 IPSs for the three months ended March 31, 2007.

Because the Company reported a loss during the three months ended March 31, 2007, the effect of including these shares in the calculation is anti-dilutive. During the three months ended March 31, 2006, there were no potentially dilutive securities outstanding.

7. Commitments and contingencies:

From time to time, the Company, its subsidiaries and the Projects are parties to disputes and litigation that arise in the normal course of business. The Company assesses its exposure to these matters and records estimated loss contingencies when a loss is likely and can be reasonably estimated. There are no matters pending as of March 31, 2007 which are expected to have a material impact on the Company's financial position or results of operations.

8. Comparative figures:

Certain 2006 figures have been reclassified to conform with the financial statement presentation adopted in 2007.

AtlanticPower
Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN, ATP.DB**

April 20, 2007

ATLANTIC POWER CORPORATION
FIRST QUARTER 2007 RESULTS & CONFERENCE CALL

Atlantic Power Corporation ("Atlantic Power") will release its financial results for the three months ended March 31, 2007 on Tuesday, May 15, 2007. A telephone conference call hosted by Atlantic Power's management team will be held:

Wednesday, May 16, 2007 at 10.00 am ET

The telephone numbers for the conference call are:

Local / International: (416) 849-2698
North American Toll Free: (866) 400-2270

The Conference Call will also be broadcast over Atlantic Power's website at www.atlanticpowercorporation.com. Please call or log in 10 minutes prior to the call.

Replay/Archive
The telephone numbers to listen to the conference call after it is completed (Instant Replay) are local (416) 915-1035 or toll free (866) 245-6755. Please enter the passcode 993849# when instructed. The Instant Replay will be available until midnight, May 22, 2007. The conference call will also be archived on Atlantic Power's web site.

About Atlantic Power
Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

Computershare

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

SEDAR PROFILE # 21299

April 16, 2007

To: All Canadian Securities Regulatory Authorities

Subject: Atlantic Power Corporation

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual General Meeting
2.	Security Description of Voting Issue :	Common/Income Participating Sec/Legend
3.	CUSIP Number :	04878Q103/04878Q400/04878Q8719 & 04878Q3011& 04878Q069
	ISIN :	CA04878Q1037/ CA04878Q4007
4.	Record Date for Notice of Meeting :	May 07, 2007
	Record Date for Voting :	May 07, 2007
5.	Meeting Date :	June 06, 2007
6.	Meeting Location :	Toronto, ON

Sincerely,

Computershare Investor Services Inc.

Agent for Atlantic Power Corporation

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

April 13, 2007

Atlantic Power Corporation Announces April 2007 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of April 2007. A distribution of $0.0884 per Income Participating Security ("IPS") will be payable on May 31, 2007 to holders of record at the close of business on April 30, 2007.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0884 reflects a cash dividend per common share of $0.0355 and an interest payment of $0.0529 for the month of April 2007.

Atlantic Power Corporation designates this dividend to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: ATLANTIC POWER CORPORATION

TSX SYMBOL: ATP.UN

March 28, 2007

Atlantic Power Corporation Announces Strong Fourth Quarter and Year-End 2006 Results

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN, ATP.DB) (the "Company") today announced its results for the three months and year ended December 31, 2006. All amounts are in US dollars unless otherwise indicated.

2006 Highlights:

- Accretive purchase of an interest in Path 15 transmission line
- Cash distributions to shareholders increased at an annual rate of Cdn.$0.03 per IPS
- Cdn.$90 million of IPSs and Cdn.$60 million of 6.25% convertible debentures publicly issued
- Cdn $86 million of IPSs privately issued
- Ownership in Atlantic Power Holdings increased to 100%
- 17% EBITDA increase and conservative 75% payout ratio

"2006 was another year of strong financial and operating performance for Atlantic Power," commented Barry Welch, President and CEO. "Looking ahead, we are confident our solid base of power-producing assets, combined with the ongoing execution of our proven growth and value-enhancing strategies, will continue to deliver stable, sustainable and growing cash flow over the long-term."

Path 15 Acquisition

In September 2006 Atlantic Power Holdings, LLC ("Holdings") indirectly acquired 100% of the equity interests in Trans-Elect NTD Holdings Path 15, LLC, the indirect owner of approximately 72% of the transmission system rights in the Path 15 transmission project ("Path 15") located in California. Path 15 is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor to help alleviate what had been a chronic transmission congestion point in the State's north-south capacity. The Project commenced commercial operations in December 2004. The Company paid $78.4 million in cash for the equity interests including transaction costs, and assumed approximately $145 million in non-recourse project-level debt.

"The Path 15 acquisition was a highly strategic purchase for Atlantic Power. It helps to mitigate risk by increasing the diversity and duration of our project portfolio. Most importantly, it was immediately accretive to our cash flow," Mr. Welch stated.

IPS and Convertible Offerings

On October 11, 2006 the Company completed a $150 million bought deal financing with the issuance of 8,531,000 income participating securities ("IPS") for gross proceeds of Cdn. $90 million and Cdn. $60 million of 6.25% convertible secured debentures. The net proceeds of the financing were used to partially repay $37 million of an acquisition credit facility arranged in connection with the purchase of Path 15

and to redeem a portion of the ownership interests in Holdings held by subsidiaries of ArcLight Energy Partners Funds I and II and another investor. With the closing of the financing, the Company increased its ownership interest in Holdings to approximately 86% from 70.1%.

On December 20, 2006, the Company completed a private placement of 8,600,000 IPSs to three institutional investors, including the Caisse de dépôt et placement du Québec, who as a result owned 19% of the Company's Common Shares at that time. In addition, Cdn. $3.0 million principal amount of Separate Subordinated Notes were sold. On February 7, 2007, the Company used the net proceeds of these private placements to redeem all of the remaining interests held by the Existing Investors in Atlantic Holdings. Following completion of the redemption, Atlantic Holdings became a wholly-owned subsidiary of the Company.

Distribution Increase
Concurrent with the closing of the Path 15 acquisition, the Company increased its cash distributions to shareholders by an annual rate of Cdn. $0.03 per IPS commencing with the September 2006 distribution. Since its initial public offering in November 2004 the Company has increased annualized cash distributions per IPS by 6%.

Extending Power Purchase Agreements
The Company continued its strategy to mitigate risk by extending the duration of its power producing projects. During 2006 the Company's Rumford project operated under an interim market-based power purchase agreement ("PPA"). Subsequent to the year-end, the facility signed a new three-year agreement with Rumford Paper Company, the Project's steam host that provides fixed payments of approximately $2.7 million per year with no operating, fuel or power price risks.

Cash Flow Available for Distribution
For the three months ended December 31, 2006 Cash Flow Available for Distribution was $11.6 million (Cdn $0.25 per IPS) compared to $20.6 million (Cdn $0.54 per IPS) for the same period last year. Distributions declared in the quarter were $12.9 million (Cdn $0.27 per IPS), resulting in a payout ratio of 111%, versus 47% in last year's fourth quarter. The lower payout ratio in the fourth quarter of 2005 was due to the one-time add-back of a $5.5 million estimated tax payable on an asset disposal (as no disposal proceeds were included in CFFO). The higher payout ratio in fourth quarter 2006 was due to a number of factors, including a decrease in distributions received from equity investments, revisions of income tax estimates for the full year of 2006 that were recorded in the fourth quarter, and an increase in interest expense, and lower realized gains on foreign currency transactions. In addition, distributions declared on IPSs increased by 29% over the comparable period in the prior year as a result of both higher distributions per IPS and a substantial increase in IPSs outstanding.

For the year ended December 31, 2006, Cash Flow Available for Distribution was $57.9 million (Cdn $1.45 per IPS) compared to $48.7 million (Cdn $1.53 per IPS) last year. Distributions declared for 2006 were $43.4 million (Cdn $1.04 per IPS), resulting in a payout ratio of 75%, as compared to 67% last year. The increase in Cash Flow Available for Distribution was due to higher operating cash flow, primarily driven by the acquisitions of Chambers and Path 15, partially offset by lower distributions from equity investments, including the impact of the sale of Masspower in 2005. The higher payout ratio is a result of higher declared distributions per IPS and an increase in the number of IPSs outstanding when compared to last year.

Strong Operating Performance
The Company reported project income of $14.6 million in the fourth quarter of 2006. Net income for the three months ended December 31, 2006 was $2.9 million or $0.06 per IPS. The Company generated project revenue of $242.9 million and project income of $57.2 million in 2006. Net loss for the year ended December 31, 2006 was $2.4 million or ($0.05) per IPS.

EBITDA at the Projects, including earnings form equity investments, increased 25% in the fourth quarter of 2006 compared to the prior year period. The increases were driven by the contribution from the Chambers acquisition acquired in late 2005 and from the Path 15 acquisition which closed on September 15, 2006, improved EBITDA from Selkirk due to the sale of excess natural gas at favorable prices and a fourth quarter 2005 reduction from a semi-annual adjustment to partnership income required by its legal structure, and from Gregory due to higher dispatch. These positive factors were partially offset by reduced EBITDA from Rumford due to its operation under an interim market-based PPA and Chambers due to decreased dispatch.

For the year ended December 31, 2006, EBITDA at the Projects was up 17% compared to the same period in 2005. The twelve months of 2006 included contributions from Chambers and Path 15, and improved margins at Lake and Selkirk due to scheduled increases in PPA capacity payments. Partially offsetting these positive contributions was the absence of any contribution from Masspower which was sold in 2005, Rumford's reduced EBITDA due to both its transition to a market-based interim PPA and a third quarter 2006 forced outage, and a first quarter 2006 unplanned turbine outage at Pasco, which included voluntarily accelerated major maintenance and an upgrade to the plant's combustion turbines' output and efficiency.

The calculation of Cash Flow Available for Distribution and a breakdown of unaudited EBITDA by individual project for the three months and year ended December 31, 2006 attached to this news release.

Recent Canadian Federal Income Tax Proposals

On December 21, 2006, the Department of Finance (Canada) released for public comment draft legislation significantly modifying the income tax rules applicable to certain publicly listed trusts and partnerships. An investment in IPSs does not involve a publicly listed trust or partnership but an investment in IPSs shares certain characteristics with investments in publicly listed trust or partnership entities that are the subject of the draft legislation and the proposals first announced on October 31, 2006. Management believes that the proposed rules do not apply to the Company and do not alter the tax consequences of an investment in Common Shares and Subordinated Notes represented by IPSs. However, there is no assurance that the December 21, 2006 draft legislation and, more generally, Canadian federal income tax laws and administrative policies will not be changed in a manner that adversely affects the holders of Common Shares and Subordinated Notes represented by IPSs.

The Company's financial statements for the period and management's discussion and analysis for year ended December 31, 2006 are available on the Company's web site at www.atlanticpowercorporation.com or on SEDAR www.sedar.com.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

Certain statements in this news release constitute forward-looking statements, which reflect the expectations of the manager of the Company regarding the Projects and the anticipated financial results and operations of the Projects. Words such as "will", "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by

which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under "Risk Factors" contained in the Company's annual information form dated March 28, 2007. Although the forward-looking statements contained in this news release are based upon what are believed to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Cash Flow Available for Distribution is not a measure recognized under Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of Cash Flows from Operating Activities to Cash Flow Available for Distributions is attached to this news release and is also included in the MD&A for the twelve months ended December 31, 2006. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

EBITDA, earnings before interest, taxes, depreciation and amortization, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

For further information please contact:
Atlantic Power Corporation
Barry Welch, President and CEO
(617) 977-2401
info@atlanticpowercorporation.com

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

(Unaudited)

	Three months ended December 31, 2006	Three months ended December 31, 2005	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005
Cash flows from operating activities	23,883	19,473	57,521	38,370
Project level debt repayment	(11,441)	(10,052)	(27,185)	(20,679)
Interest IPS portion of subordinated notes	7,723	6,009	26,464	20,346
Net income tax installments recoverable	(8,124) (1)	768	4,734 (1)	7,682
Purchase of property, plant and equipment	(415)	(1,068)	(3,641)	(2,558)
Cash flow available for distribution, USD	11,626	20,649	57,893	48,680
Cash flow available for distribution, Cdn.	**13,272**	**24,013**	**67,399**	**58,981**
Interest on IPS subordinated notes	7,723	6,009	26,464	20,346
Dividends on IPS common shares	5,187	3,751	16,985	12,102
Total IPS distributions, USD	12,910	9,760	43,449	32,448
Total IPS distributions, Cdn.	**14,776**	**11,421**	**49,151**	**39,124**
Cash flow available for distribution per basic IPS, Cdn.	**$0.25**	**$0.54**	**$1.45**	**$1.53**
Cash flow available for distribution per diluted IPS, Cdn.	**$0.23**	**$0.54**	**$1.42**	**$1.53**
Total distribution declared per IPS, Cdn.	**$0.27**	**$0.26**	**$1.04**	**$1.01**

(1) Net income tax installments recoverable represents management's estimate of U.S. federal income tax installment payments that will be recovered in future periods. The amount presented is comprised of installment payments made during the period, offset by the current tax provision recorded in the consolidated statement of operations and deficit and any income tax refunds received. These adjustments have the effect of removing changes in working capital resulting from the timing of tax payments from the calculation of cash flow available for distribution.

Atlantic Power Corporation

PROJECT EBITDA

(In thousands of U.S. dollars)

	Three months ended December 31 2006	Three months ended December 31 2005	Year ended December 31 2006	Year ended December 31 2005
	(Unaudited)		(Unaudited)	
EBITDA from consolidated and proportionately consol dated projects				
Badger	1,290	1,176	4,188	4,656
Chambers	3,684	7,152	23,984	9,058
Koma Kulshan	107	245	758	694
Lake	6,612	7,217	28,970	25,957
Mid-Georgia	688	1,769	4,461	5,251
Onondaga	938	(427)	5,267	3,939
Orlando	2,361	3,204	10,040	8,998
Pasco	3,226	3,836	9,761	13,782
Stockton	1,014	586	1,915	2,577
Topsham	812	560	2,523	1,449
Path 15	7,815	-	9,270	-
Other	164	-	645	426
Total EBITDA from consolidated and proportionately con solidated projects	28,711	25,318	101,782	76,787
Amortization	11,965	13,607	40,676	36,280
Interest expense, net	6,298	1,139	16,795	5,712
Other income	-	-	(2,499)	-
Earnings from consolidated and proportionately consolida ed projects	10,448	10,572	46,810	34,795
EBITDA from equity projects				
Delta Person	529	484	2,457	1,984
Gregory	2,176	1,307	6,066	5,278
Jamaica	741	607	3,432	3,935
Masspower	-	(298)	-	3,186
Rumford	237	1,861	1,479	7,238
Selkirk	5,443	801	16,838	14,281
Other	(136)	71	(229)	(124)
Total EBITDA from equity projects	8,990	4,833	30,043	35,778
Amortization	3,369	9,162	13,061	20,088
Interest expense, net	1,488	843	5,892	6,433
Other (income)/expense	(72)	(2,405)	170	(5,015)
Income tax	48	146	482	811
Equity earnings, net	4,157	(2,913)	10,438	13,461
Project income				
Total EBITDA from all projects	37,701	30,151	131,825	112,565
Amortization	15,334	22,769	53,737	56,368
Interest expense, net	7,786	1,982	22,687	12,145
Other (income) expense	(72)	(2,405)	(2,329)	(5,015)
Income tax	48	146	482	811
Project income	14,605	7,659	57,248	48,256
Earnings from consolidated and proportionately consolid ated projects	10,448	10,572	46,810	34,795
Equity earnings, net	4,157	(2,913)	10,438	13,461
Project income	14,605	7,659	57,248	48,256

(1) EBITDA, earnings before interest, taxes, depreciatic n and amortization, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggre; ate EBITDA at the Projects as a cash flow measure to provide comparative information about Project performance.

ATLANTIC POWER CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

The following code of business ethics was adopted by the board of directors of Atlantic Power Corporation (the "**Issuer**") on December 13, 2004.

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but sets out basic principles to guide all directors, managers, officers and employees of the Issuer and of Atlantic Power Management LLC (the "**Manager**") and their subsidiaries (collectively, "**Atlantic Power Personnel**"). All Atlantic Power Personnel must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.

If a law conflicts with a policy in this Code, Atlantic Power Personnel must comply with the law. If a local custom or policy conflicts with this Code, Atlantic Power Personnel must comply with this Code. If you have any questions about these conflicts, you should ask a senior officer of the Manager how to handle the situation. **The Manager is responsible for administering this Code and Barry Welch, Chief Executive Officer of the Manager, is the contact person for any questions regarding the Code (phone 617-977-2401).**

Atlantic Power Personnel who violate the standards in this Code will be subject to disciplinary action, up to and including termination of their employment or other relationship with the Issuer or its subsidiaries (collectively, the "Atlantic Power Entities"). If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below under "Compliance Procedures".

THE CODE

Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Atlantic Power Entities' ethical standards are built and is critical to our reputation and continued success. All Atlantic Power Personnel must respect and obey the laws of the various jurisdictions in which the Atlantic Power Entities operate and avoid even the appearance of impropriety. Although not all Atlantic Power Personnel are expected to know the details of these laws, it is important to know enough to determine when to seek advice from executive members or other appropriate personnel. Barry Welch, Chief Executive Officer of the Manager, is available to assist Atlantic Power Personnel in determining applicable legal requirements and to seek the advice of legal counsel where appropriate.

Conflicts of Interest

A "conflict of interest" exists when a person's private interests interfere in any way with the interests of the Atlantic Power Entities. A conflict of interest can arise when Atlantic Power Personnel take actions or have interests that may make it difficult for them to perform their work for an Atlantic Power Entity objectively and effectively. Conflicts of interest also may arise when Atlantic Power Personnel or members of their families receive improper personal benefits as a result of their positions with an Atlantic Power Entity.

Conflicts of interest are prohibited as a matter of policy, except as may be approved by the board of directors of the Issuer. Conflicts of interest may not always be clear-cut. If you have a question, you should consult with your supervisor or department head. Any Atlantic Power Personnel who become aware of a conflict or potential conflict should bring it to the attention of a supervisor or department head and consult the procedures described below under "Compliance Procedures".

Confidentiality

Atlantic Power Personnel must maintain the confidentiality of confidential information entrusted to them by any Atlantic Power Entity and persons with whom the Atlantic Power Entities do business, except when disclosure is authorized under the Confidential Information Policy or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to any Atlantic Power Entity or the person to whom it relates if disclosed. The obligation to preserve the confidentiality of confidential information continues even after Atlantic Power Personnel cease to have a relationship with the Atlantic Power Entities.

Atlantic Power Personnel who have access to confidential information are not permitted to use or share that information for trading purposes or for any other purpose except the conduct of the Atlantic Power Entities' business. All Atlantic Power Personnel should read and abide by the Issuer's Confidential Information Policy, Disclosure Policy and Insider Trading Policy.

Corporate Opportunities

Atlantic Power Personnel are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or positions without the consent of the board of directors and from using corporate property, information or positions for improper personal gain. No Atlantic Power Personnel may compete with any of the Atlantic Power Entities directly or indirectly. Atlantic Power Personnel owe a duty to each Atlantic Power Entity to advance its legitimate interests when the opportunity to do so arises.

Protection and Proper Use of Atlantic Power Entity Assets

All Atlantic Power Personnel should endeavor to protect Atlantic Power Entity assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the profitability of the Atlantic Power Entities. Any suspected incident of fraud or theft should be reported immediately to your supervisor or department head for investigation.

The obligation of Atlantic Power Personnel to protect the assets of the Atlantic Power Entities includes the Atlantic Power Entities' proprietary information. Proprietary information includes any information that is not known generally to the public or would be helpful to competitors of any of the Atlantic Power Entities. Examples of proprietary information include intellectual property (such as trade secrets, patents, trademarks and copyrights), business, marketing and service plans, designs, databases, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Atlantic Power Entity policy and could be illegal and result in civil or criminal penalties. The obligation to preserve the confidentiality of proprietary information continues even after Atlantic Power Personnel cease to have a relationship with the Atlantic Power Entities.

Atlantic Power Entity assets may never be used for illegal purposes.

Competition and Fair Dealing

The Atlantic Power Entities seek to excel and to outperform any competitors fairly and honestly through superior performance and not through unethical or illegal business practices. Taking proprietary information without the owner's consent, inducing disclosure of that information by past or present employees of other persons or using that information is prohibited. Atlantic Power Personnel should respect the rights of, and deal fairly with, the Atlantic Power Entities' competitors and persons with whom the Atlantic Power Entities have a business relationship. No Atlantic Power Personnel should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of proprietary information, misrepresentation of material facts or any other intentional unfair-dealing practice. Nor should any Atlantic Power Personnel act in a manner that may be anti-competitive under anti-trust laws. Barry Welch, Chief Executive Officer of the Manager, is available to assist Atlantic Power Personnel in determining the application of those laws and to seek the advice of legal counsel where appropriate.

Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationships among business partners. These courtesies may include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, accommodation and other merchandise or services. In some cultures, they play an important role in business relationships. However, a problem may arise when these courtesies compromise, or appear to compromise, an Atlantic Power Entity's ability to make fair and objective business decisions or to gain an unfair advantage.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times and do not change during traditional gift-giving seasons.

No gift or entertainment should ever be offered, given, provided, authorized or accepted by any Atlantic Power Personnel or their family members unless it is not a cash gift, is consistent with customary business practices, is not excessive in value, cannot be construed as a bribe or payoff and does not violate any laws. Strict rules apply when an Atlantic Power Entity does business with governmental agencies and officials (as discussed in more detail below). Atlantic Power Personnel should discuss with their supervisor or department head any gifts or proposed gifts about which they have any questions.

Lobbying

Any contact with government personnel for the purpose of influencing legislation or rule-making, including such activity in connection with marketing or procurement matters, is considered lobbying. Atlantic Power Personnel are responsible for knowing and adhering to all relevant lobbying laws and associated gift laws, if applicable, and for compliance with all reporting requirements. Atlantic Power Personnel must obtain the prior approval of Barry Welch, the Chief Executive Officer of the Manager to lobby or authorize anyone else (for example, a consultant or agent) to lobby on behalf of the Atlantic Power Entities, except when lobbying only involves normal marketing activities and not influencing legislation or rule-making.

Payments to Government Personnel

All Atlantic Power Personnel must comply with all laws prohibiting improper payments to domestic and foreign officials. Other governments have laws regarding business gifts that may be accepted by government personnel. The promise, offer or delivery to an official or employee of various governments of a gift, favour or other gratuity in violation of these laws would not only violate the Atlantic Power Entities' policies but could also be a criminal offence. Illegal payments should not be made to government officials of any country. Barry Welch, Chief Executive Officer of the Manager, can provide guidance to Atlantic Power Personnel in this area.

Discrimination and Harassment

The diversity of Atlantic Power Personnel is a tremendous asset. The Atlantic Power Entities are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Violence and threatening behavior are not permitted. Atlantic Power Personnel are encouraged to speak with Barry Welch, Chief Executive Officer of the Manager, when a co-worker's conduct makes them uncomfortable and to report harassment when it occurs.

Health and Safety

The Atlantic Power Entities strive to provide all Atlantic Power Personnel with a safe and healthy work environment. All Atlantic Power Personnel have responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions to a supervisor or department head. Being under the influence, and the possession, of illegal drugs in the workplace will not be tolerated. Atlantic Power Personnel should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol.

Accuracy of Records and Reporting

The Atlantic Power Entities require honest and accurate recording and reporting of information to make responsible business decisions. Each Atlantic Power Entity accounting records are relied upon to produce reports for management, directors, managers, securityholders, governmental agencies and persons with whom the applicable Atlantic Power Entity does business. All of each Atlantic Power Entity's financial statements and the books, records and accounts on which they are based must appropriately reflect such Atlantic Power Entity's activities and conform to applicable legal, accounting and auditing requirements and to the Atlantic Power Entity's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless required by applicable law or regulation.

All Atlantic Power Personnel have a responsibility, within the scope of their positions, to ensure that each Atlantic Power Entity's accounting records do not contain any false or intentionally misleading entries. The Atlantic Power Entities do not permit intentional misclassification of transactions as to accounts, departments or accounting records. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period.

Many Atlantic Power Personnel use business expense accounts, which must be documented and recorded accurately. If Atlantic Power Personnel are not sure whether a certain expense is legitimate, a supervisor or department head can provide advice. General rules and guidelines are available from Barry Welch, Chief Executive Officer of the Manager.

Business records and communications often become public through legal or regulatory proceedings or the media. Atlantic Power Personnel should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations that can be misunderstood. This requirement applies equally to communications of all kinds, including e-mail, informal notes, internal memos and formal reports.

Use of E-Mail and Internet Services

E-Mail and internet services are provided to assist Atlantic Power Personnel in carrying out their work only. Atlantic Power Personnel may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons or jokes; unwelcome propositions; derogatory messages based on racial or ethnic characteristics; or any other message that could reasonably be viewed as harassment. Flooding the Atlantic Power Entities' web-based system with junk mail and trivia hampers the ability of the system to handle legitimate business and is prohibited.

Messages (including voicemail) and computer information sent, received or created by Atlantic Power Personnel are considered property of the Atlantic Power Entities and Atlantic Power Personnel should realize that these messages and information are not "private". Unless prohibited by law, the Atlantic Power Entities reserve the right to access and disclose those messages and information as necessary for business purposes. Atlantic Power Personnel should use good judgment and not access, send messages, or store any information that they would not want to be seen or heard by others.

WAIVERS OF THE CODE

Any waiver of this Code for directors, managers or executive officers may be made only by the directors (or a committee of the board of directors to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation.

REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

Each of the Atlantic Power Entities has a strong commitment to the conduct of its business in a lawful and ethical manner. Atlantic Power Personnel are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the Atlantic Power Entities not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing that it is false. All Atlantic Power Personnel are expected to cooperate in internal investigations of misconduct.

COMPLIANCE PROCEDURES

All Atlantic Power Personnel must work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that the Atlantic Power Entities have a way to approach a new question or problem. These are the steps to keep in mind:

- Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.
- Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will help you to focus on the specific question you are faced with and the alternatives you have. Use your judgement and common sense - if something seems like it might possibly be unethical or improper, it probably is.
- Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.
- Discuss the problem with your manager. This is the basic guidance for all situations. In many cases, your manager will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your manager's responsibility to help solve problems.
- Seek help from company resources. In the rare case where it may not be appropriate to discuss an issue with your manager, or where you do not feel comfortable approaching your manager with your question, discuss it locally with your "two-up". If that is not appropriate for any reason, contact Barry Welch, Chief Executive Officer of the Manager.
- You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Atlantic Power Entities do not permit retaliation of any kind against employees for good faith reports of ethical violations.
- Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

Consolidated Financial Statements
(In U.S. dollars)

ATLANTIC POWER CORPORATION

Years ended December 31, 2006 and 2005

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Atlantic Power Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

March 27, 2007

ATLANTIC POWER CORPORATION

Consolidated Balance Sheets
(In thousands of U.S. dollars)

December 31, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 68,627	$ 43,858
Restricted cash (note 2)	111,866	26,758
Current portion of indexed swap (note 15)	33,016	46,558
Accounts receivable	36,055	28,708
Prepayments, supplies and other	9,179	7,902
Income tax receivable	12,415	7,682
	271,158	161,466
Property, plant and equipment (note 4)	411,180	428,479
Transmission system rights (note 6)	218,846	–
Equity investments (note 5)	76,973	78,335
Other intangible assets (note 6)	85,274	174,677
Goodwill	79,158	–
Long-term portion of indexed swap (note 15)	17,108	61,356
Deferred financing costs	10,990	10,643
Other assets	5,588	11,674
	$ 1,176,275	$ 926,630
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 30,833	$ 28,002
Revolving credit facility (note 7)	–	10,000
Current portion of long-term and short-term debt (note 8)	86,168	21,558
Current portion of indexed swap hedge (note 15)	11,612	25,094
Interest payable on Subordinated Notes	3,873	2,303
Distribution payable, non-controlling interest	669	1,429
Non-controlling interest liability (note 11)	76,888	–
Dividends payable	1,872	1,258
Other	10,329	3,719
	222,244	93,363
Long-term debt (note 8)	342,413	224,482
Subordinated Notes (note 9)	336,840	251,844
Convertible debentures (note 10)	51,484	–
Other liabilities, non-controlling interests (note 11)	–	169,479
Indexed swap hedge (note 15)	7,377	33,453
Future tax liability (note 13)	17,101	–
Other liabilities	35,417	39,827
Shareholders' equity:		
Common stock (note 12)	216,635	148,025
Deficit	(53,236)	(33,843)
	163,399	114,182
Commitments and contingencies (note 14)		
Subsequent events (notes 2, 7 and 11)		
	$ 1,176,275	$ 926,630

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Ken Hartwick" Director "Irving Gerstein" Director

ATLANTIC POWER CORPORATION

Consolidated Statements of Operations and Deficit
(In thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2006 and 2005

	2006	2005
Project revenue:		
Energy sales	$ 224,626	$ 173,841
Transmission services	10,090	–
Indexed swap (note 15)	4,509	6,339
Other	3,633	4,520
	242,858	184,700
Project expenses:		
Fuel	92,150	71,346
Operations and maintenance	42,176	30,158
Project operator fees and expenses (note 16)	6,751	6,409
Depreciation and amortization	40,676	36,280
	181,753	144,193
Project other income (expense):		
Equity earnings, net (note 5)	10,438	8,446
Interest expense, net	(16,795)	(5,712)
Gain on disposal of equity investment	–	5,015
Other income	2,499	–
	(3,858)	7,749
Project income	57,247	48,256
Administrative and other expenses:		
Management fees and administration (note 16)	6,367	5,095
Amortization of deferred financing costs	1,029	990
Interest, net	31,589	23,698
Distribution, non-controlling interest	15,107	20,578
Loss (income) from change in non-controlling interest liability	3,691	(10,588)
Foreign exchange loss	1,295	6,453
	59,078	46,226
Income (loss) before income taxes	(1,831)	2,030
Income taxes (note 13)	577	2,539
Loss for the year	(2,408)	(509)
Deficit, beginning of year	(33,843)	(21,232)
Dividends	(16,985)	(12,102)
Deficit, end of year	$ (53,236)	$ (33,843)
Loss per share (note 18):		
Basic	$ (0.05)	$ (0.01)
Diluted	(0.05)	(0.01)

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from (used in) operating activities:		
Loss for the year	$ (2,408)	$ (509)
Items not involving cash:		
Depreciation and amortization	41,705	37,270
Equity earnings	(10,438)	(8,446)
Change in non-controlling interest liability	3,691	(10,588)
Amortization of gas transportation contracts	(6,594)	(7,300)
Foreign exchange loss	5,220	8,281
Market value adjustments on indexed swap and hedge	(4,509)	(6,339)
Amortization of other liabilities and deferred revenue	389	1,959
Change in fair value of interest rate swaps	(1,769)	(4,432)
Loss (gain) on disposal of equity investments and property, plant and equipment	550	(5,015)
Future income taxes	–	(6,420)
Other	8,823	369
Change in non-cash operating working capital	(11,680)	(2,654)
Indexed swap and hedge settlements	22,741	26,270
Distributions from equity investments	11,800	15,924
	57,521	38,370
Cash flows from (used in) financing activities:		
Proceeds from issuance of common stock	69,150	26,644
Proceeds from issuance of Subordinated Notes	87,050	37,730
Common stock issuance costs	(3,383)	–
Deferred financing costs	(4,690)	(239)
Proceeds from short-term debt	88,000	–
Proceeds from convertible debentures	52,780	–
Proceeds from draw on revolving credit facility	–	25,000
Repayment of revolving credit facility	(10,000)	(15,000)
Repayment of debt	(64,185)	(20,679)
Dividends paid	(16,371)	(12,182)
Repayment of obligations to non-controlling interest	(87,287)	(64,374)
Cash deposited in escrow for redemption (note 11)	(74,433)	–
	36,631	(23,100)
Cash flows from (used in) investing activities:		
Proceeds on disposal of equity investment	–	59,365
Acquisitions, net of cash acquired (note 2)	(65,743)	(63,391)
Purchase of property, plant and equipment	(3,640)	(2,558)
	(69,383)	(6,584)
Increase in cash and cash equivalents	24,769	8,686
Cash and cash equivalents, beginning of year	43,858	35,172
Cash and cash equivalents, end of year	$ 68,627	$ 43,858
Supplemental cash flow information:		
Interest paid	$ 47,381	$ 35,958

See accompanying notes to consolidated financial statements.

(In thousands of U.S. dollars)

Atlantic Power Corporation (the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004 and continued in the Province of British Columbia on July 8, 2005. The Company issued income participating securities ("IPSs") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive.

The Company formed Atlantic Power Holdings, LLC ("Atlantic Holdings"), a Delaware limited liability company, for the purpose of acquiring indirect interests in 15 projects from Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC (the "Existing Investors") and acquired the interests of the Existing Investors in these projects that were held by their wholly owned subsidiaries.

The Company currently owns indirect interests in 15 power generation projects and one transmission line located primarily in the United States of America (collectively, the "Projects"). Three of the Projects are wholly owned subsidiaries of the Company, being Onondaga Cogeneration Limited Partnership ("Onondaga"), Lake Cogen Ltd. and Atlantic Holdings Path 15, LLC ("Path 15").

1. Significant accounting policies:

(a) Basis of consolidation:

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles and include the consolidated accounts of all of its subsidiaries. The Company applies the equity method of accounting for investments in which it has significant influence but does not control. The Company proportionately consolidates investments in which it has joint control. The Company eliminates intercompany accounts and transactions.

(b) Cash and cash equivalents:

Cash and cash equivalents include cash deposited at banks and highly liquid investments with original maturities of three months or less.

1. Significant accounting policies (continued):

(c) Restricted cash:

Restricted cash represents cash and short-term investments that are maintained by the Projects to support payments for major maintenance costs and meet project-level contractual debt obligations. In addition, at December 31, 2006, $74,433 of restricted cash represents amounts held in escrow for the February 2007 transaction in which the Company acquired all of the remaining interests in Atlantic Holdings from the Existing Investors.

(d) Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the related asset. The useful lives for facilities range from 3 to 33 years. The weighted average useful life is 23 years.

(e) Transmission system rights:

Transmission system rights are an intangible asset that represents the long-term right to approximately 72% of the capacity of the Path 15 transmission line in California (note 2(a)). Transmission system rights are amortized on a straight-line basis over 30 years, the regulatory life of the project.

(f) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company's reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

1. **Significant accounting policies (continued):**

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of operations before extraordinary items and discontinued operations.

(g) Other intangible assets:

Other intangible assets include power purchase contracts and fuel supply agreements.

Power purchase contracts are valued at the time of acquisition based on the rates received under the power purchase contracts relative to projected market rates. The balances are presented net of accumulated amortization. Amortization is recorded on a straight-line basis over the remaining term of the contract. The amortization period ranges from 1 to 19 years. The weighted average period of amortization is 10 years.

Fuel supply agreements are valued at the time of acquisition based on the rates projected to be paid under the fuel supply agreement relative to projected market rates. The amortization period ranges from 4 to 18 years. The weighted average period of amortization is 10 years.

(h) Revenue recognition:

Generally, the Company recognizes energy sales revenue when electricity and steam are delivered under the terms of the related contracts. If the power purchase contract contains capacity payments that fluctuate over the term of the contract then the Company recognizes revenue based on the estimated average rate for the duration of the contract with the difference between cash received and revenue recognized reflected as deferred revenue.

1. Significant accounting policies (continued):

Transmission services revenue is recognized as transmission services are provided. The annual revenue requirement for transmission services is regulated by the Federal Energy Regulatory Commission ("FERC") and is established through a rate-making process that occurs every three years. When actual cash receipts from transmission services revenue are different than the regulated revenue requirement because of timing differences, the over or under collections are deferred until the timing differences reverse in future periods.

Onondaga recognizes revenue as the swap agreements it has entered settle monthly, net of any change in fair value on these swap agreements (note 15).

(i) Income taxes:

Income taxes are accounted for using the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

A valuation allowance is recorded against future tax assets to the extent that it is more likely than not that the future tax asset will not be realized.

(j) Gas transportation contract liability:

Onondaga has certain long-term commitments for the provision of natural gas transportation service to the Onondaga project through the year 2013. The contracts provide for fixed monthly demand charges, in addition to variable commodity charges based on the quantity of gas transported. Obligations related to the long-term gas transportation agreements were recognized as liabilities in purchase accounting upon the acquisition of Onondaga by the Company. These obligations are being amortized over the remaining lives of the contracts.

All of the Company's other gas transportation costs are expensed as incurred.

1. **Significant accounting policies (continued):**

(k) Accounting for derivatives

The Company uses financial derivative agreements in the form of interest rate swaps and foreign exchange forward contracts to manage its current and anticipated exposure to fluctuations in interest rates and foreign currency exchange rates. On occasion, the Company has also entered into natural gas supply contracts and natural gas forwards or swaps to minimize the effects of the price volatility of natural gas which is a major production cost. The Company does not enter into financial derivative agreements for trading or speculative purposes; however, not all derivatives qualify for hedge accounting.

Derivative financial instruments not designated as a hedge are measured at fair value with changes in fair value recorded in the consolidated statements of operations and deficit. Derivative financial instruments not designated as hedges are the foreign currency forward contracts, the indexed swap and the indexed swap hedge agreements and certain interest rate swaps. Mark-to-market adjustments of the foreign currency forward contracts are reflected in foreign exchange loss, indexed swap and indexed swap hedge agreements are netted and reflected as indexed swap under project revenue and adjustments of interest rate swaps are reflected in project interest expense in the consolidated statements of operations and deficit.

Effectiveness tests are performed to evaluate hedge effectiveness at inception and on an ongoing basis, both retroactively and prospectively. Unrealized gains or losses on the interest rate swaps designated within a designated hedging relationship are not recognized.

Gains and losses on natural gas forward contracts and swaps which are designated as a hedge of fuel costs are recognized in income as actual fuel costs are recognized.

Natural gas supply contracts in the normal course of business in which the Company takes possession of the natural gas are treated as executory contracts.

1. **Significant accounting policies (continued):**

(l) Asset retirement obligations:

The fair value of estimated asset retirement obligations is recognized in the consolidated balance sheets when identified and a reasonable estimate of fair value can be made. The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. The asset retirement costs are depreciated over the asset's estimated useful life and included in depreciation expense on the consolidated statements of operations and deficit. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statements of operations and deficit. Actual expenditures incurred are charged against the accumulated obligation.

(m) Impairment of long-lived assets:

Long-lived assets, such as property, plant and equipment, transmission system rights and other intangible assets subject to depreciation and amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(n) Deferred financing costs:

Deferred financing costs consist of loan fees and other costs of financing that are amortized over the term of the related financing using the straight-line method. The amortization period is the term of the debt.

(o) Foreign currency translation:

The Company's functional currency and reporting currency is the United States dollar. The functional currency of the Company's subsidiaries and other investments is the United States dollar. Monetary assets and liabilities denominated in Canadian dollars are translated into United States dollars using the rate of exchange in effect at the end of the year. All transactions denominated in Canadian dollars are translated into United States dollars at the exchange rates in effect at the transaction date. Foreign currency translation gains and losses are reflected in the consolidated statements of operations and deficit.

(In thousands of U.S. dollars)

1. Significant accounting policies (continued):

(p) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. During the periods presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property, plant and equipment and power purchase contracts, the recoverability of equity investments, the recoverability of future tax assets, and the fair value of financial instruments and derivatives. These estimates and valuation assumptions are based on present conditions and management's planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

2. Acquisitions:

(a) Path 15 acquisition:

On June 29, 2006, Atlantic Holdings agreed to indirectly acquire 100% of Trans-Elect NTD Holdings Path 15, LLC, which owns approximately 72% of the transmission system rights in the Path 15 transmission project (the "Path 15 Project") located in California. Subsequent to the acquisition, management changed the name of Trans-Elect NTD Holdings Path 15, LLC to Atlantic Holdings Path 15, LLC.

The acquisition of Path 15 closed on September 15, 2006 and was financed with an acquisition credit facility in the amount of $88,000 (the "Acquisition Credit Facility") at Atlantic Holdings. Loans under the Acquisition Credit Facility bear interest at a rate equal to Eurodollar rate or a U.S. base rate, plus an applicable margin to those rates. The Acquisition Credit Facility is secured by pledges of assets in certain wholly owned and other investment companies of the Company. As of December 31, 2006, the applicable rate, including margin, is 7.33% on the loan outstanding on the Acquisition Credit Facility. The Acquisition Credit Facility is included in current portion of long-term debt and short-term debt in the consolidated balance sheet and had an outstanding balance of $31 million at December 31, 2006. The remaining outstanding balance was paid in March 2007 using funds drawn from the Company's revolving credit facility.

(In thousands of U.S. dollars)

2. Acquisitions (continued):

At the time of the acquisition, ratemaking issues related to the Path 15 Project were under FERC review, the outcome of which would determine the annual regulated revenues to be earned by Path 15 and any potential refund obligation associated with past revenue collections. Given the potential impact of the ruling on the cash flows of Path 15, the Company negotiated certain purchase price adjustments in the purchase and sale agreement in the event of an adverse outcome on two of these issues. Specifically, $24,100 of the purchase price was deposited into escrow pending the FERC's final determination of these two ratemaking issues.

In the fourth quarter of 2006, the FERC issued its final order in the ratemaking issues. The result of the decision by FERC is an annual reduction in regulated revenues of approximately $1,000 per year and a refund of previously collected revenues of approximately $3,900. As a result, approximately $9,573 of the amount deposited in escrow was returned to the Company and the remaining balance in escrow was remitted to the selling parties. With the FERC matters resolved, the purchase price is now final and management has completed its determination of the fair value of the assets and liabilities acquired as follows:

	Preliminary purchase equation	Adjustments	Revised purchase equation
Working capital	$ 14,653	$ (2,172)	$ 12,481
Transmission system rights	217,578	3,385	220,963
Goodwill	32,412	(24,980)	7,432
Other long-term assets	738	–	738
Future tax liability	(20,463)	8,413	(12,050)
Long-term debt (excluding current portion)	(156,918)	5,781	(151,137)
Total purchase price	88,000	(9,573)	78,427
Less cash acquired	8,105	4,579	12,684
Cash paid, net of cash acquired	$ 79,895	$ (14,152)	$ 65,743

(In thousands of U.S. dollars)

2. Acquisitions (continued):

(b) Epsilon Power Partners, LLC acquisition:

On September 8, 2005, the Company acquired Epsilon Power Partners, LLC ("Epsilon") for cash consideration of $65,008, including acquisition costs of $564. Epsilon owns a 40% interest in Chambers Cogeneration LP ("Chambers"), the owner and operator of a 262 megawatt pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's Chambers Works complex in southwestern New Jersey.

During the quarter ended September 30, 2006, determination of the fair value of the power purchase and other contracts was finalized. The purchase price allocation has been adjusted as follows:

	Preliminary purchase equation	Adjustments	Revised purchase equation
Working capital	$ 9,541	$ –	$ 9,541
Property, plant and equipment	142,817	–	142,817
Power purchase and other contracts	87,258	(71,726)	15,532
Goodwill	–	71,726	71,726
Other liabilities	(7,766)	–	(7,766)
Long-term debt	(166,842)	–	(166,842)
Total purchase price	65,008	–	65,008
Less cash acquired	1,617	–	1,617
Cash paid, net of cash acquired	$ 63,391	$ –	$ 63,391

(c) Project acquisition:

During the year ended December 31, 2005, Atlantic Holdings increased its interest in one of its existing Projects. The fair value of the interest acquired by the Company was $1,074 and was financed by cash consideration at the project level.

(In thousands of U.S. dollars)

2. **Acquisitions (continued):**

(d) Adjustment of 2004 acquisition:

On November 18, 2004, the Company acquired for total consideration of $522,638 (including $1,014 in acquisition costs) an indirect interest in 15 projects located primarily in the United States of America. During the year ended December 31, 2005, the fair value of certain projects was finalized. The final purchase price allocation is as follows:

	Preliminary purchase equation	Adjustments	Revised purchase equation
Working capital	$ 47,213	$ 577	$ 47,790
Equity investments	142,777	467	143,244
Property, plant and equipment	296,132	6,002	302,134
Other intangible assets	107,340	1,175	108,515
Indexed swap and hedge, net	71,902	–	71,902
Other liabilities	(2,242)	(991)	(3,233)
Long-term debt	(102,476)	(810)	(103,286)
Gas transportation contracts	(38,008)	–	(38,008)
Future tax liability	–	(6,420)	(6,420)
Total purchase price	522,638	–	522,638
Less repayment of assumed debt	167,831	–	167,831
	354,807	–	354,807
Less cash acquired	12,000	–	12,000
	$ 342,807	$ –	$ 342,807
Consideration represented by:			
Cash paid, net of cash acquired	$ 83,725	$ –	$ 83,725
Non-controlling interest liability (note 11)	259,082	–	259,082
	$ 342,807	$ –	$ 342,807

(In thousands of U.S. dollars)

3. Joint venture investments:

The Company accounts for eight entities under proportionate consolidation.

Entity name	Proportion consolidated
Badger Creek Limited	50.0%
Chambers	40.0%
Koma Kulshan Associates	50.0%
Mid-Georgia Cogen LP	50.0%
Orlando Cogen Limited LP	50.0%
Pasco Cogen Ltd.	49.9%
Stockton Cogen Company	50.0%
Topsham Hydro Assets	50.0%

The following summarizes the balance sheets at December 31, 2006 and 2005, and operating results and distributions paid to the Company for the years ended December 31, 2006 and 2005 for the Company's proportionate share for the eight entities:

	Company's share 2006	Company's share 2005
Assets		
Current assets	$ 56,318	$ 64,776
Non-current assets	430,999	526,761
	$ 487,317	$ 591,537
Liabilities		
Current liabilities	$ 33,945	$ 46,940
Non-current liabilities	177,209	243,552
	$ 211,154	$ 290,492

(In thousands of U.S. dollars)

3. Joint venture investments (continued):

	Company's share 2006	2005
Operating results:		
Revenue	$ 173,484	$ 126,989
Net income	19,848	9,231
Distributions paid to the Company	$ 31,056	$ 19,107

4. Property, plant and equipment:

	2006	2005
Cost	$ 450,923	$ 447,595
Less accumulated depreciation	39,743	19,116
	$ 411,180	$ 428,479

Depreciation of $20,627 (2005 - $16,886) was expensed during the year.

(In thousands of U.S. dollars)

5. Equity investments:

The Company has an investment in five entities accounted for under the equity method. The entities are Delta-Person Limited Partnership, Gregory Power Partners LP, Jamaica Private Power Limited Company, Rumford Cogeneration Company LP ("Rumford") and Selkirk Cogen Partners LP. The Company owns its interests in Gregory Power Partners LP and a portion of its interest in Rumford through Javelin Energy LLC. On December 28, 2005, the Company sold its interest in MASSPOWER for proceeds of $59,365, realizing a gain on disposition of $5,015. An analysis of the investments is presented below:

	2006	2005
Equity investments, beginning of year (note 2)	$ 78,335	$ 139,696
Adjustment to purchase price allocations (note 2)	–	467
Disposal of equity investment	–	(54,350)
Equity earnings, net	10,438	8,446
Distributions received	(11,800)	(15,924)
Equity investments, end of year	$ 76,973	$ 78,335

The fair value increment on acquisition of the investments has been allocated to property, plant and equipment and other intangible assets.

6. Other intangible assets and transmission system rights:

Other intangible assets include, power purchase agreements, fuel supply agreement and licenses and rights. Transmission system rights represent the long-term right to approximately 72% of the capacity of the Path 15 transmission line.

	2006	2005
Transmission system rights	$ 220,963	$ –
Power purchase agreements	110,403	110,403
Fuel supply agreements	13,644	14,832
Licenses and rights	–	70,538
	345,010	195,773
Less accumulated amortization	40,890	21,096
	$ 304,120	$ 174,677

Amortization of $19,794 (2005 - $19,670) was expensed during the year.

(In thousands of U.S. dollars)

7. Credit facility:

The Company has a $75,000 revolving credit facility maturing November 18, 2008, which bears interest at a rate equal to LIBOR or U.S. Base Rate, plus an applicable margin to those rates. At December 31, 2006, nil (2005 - $10,000) was drawn and an additional $13,465 (2005 - $15,061) was allocated, but not drawn to support letters of credit. The Company has to meet certain financial covenants. The facility is secured by pledges of assets and interests in certain subsidiaries. In March 2007, the Company borrowed $31,000 under the credit facility and used the proceeds to repay the Acquisition Credit Facility related to the acquisition of Path 15.

8. Long-term debt:

	2006	2005
Project debt, interest rates ranging from 3.25% to 9.5%, maturing between 2007 and 2022	$ 414,374	$ 246,040
Less current portion of project debt	86,168	21,558
	$ 328,206	$ 224,482

The amount presented in long-term debt above excludes the net unamortized purchase price adjustment of $14,207.

Principal payments due under the terms of short-term and long-term debt in the next five years and thereafter are as follows:

2007	$ 86,168
2008	30,018
2009	21,412
2010	21,800
2011	23,085
Thereafter	231,891
	$ 414,374

The Project debt of joint ventures is secured by the respective facility and its contracts with no other recourse to the Company. The loans have certain financial covenants which must be met. All of the debt in the table above is represented by non-recourse debt of joint ventures, except for the $31,000 outstanding balance on the Acquisition Credit Facility (note 2(a)).

(In thousands of U.S. dollars)

8. Long-term debt (continued):

Long-term debt represents the Company's consolidated and proportionately consolidated share of Project long-term debt related to the fair value of debt assumed the Path 15 acquisition. Project debt is non-recourse to the Company and amortizes during the term of the respective revenue generating contracts of the Projects.

9. Subordinated Notes:

	2006	2005
Subordinated Notes (Cdn. $392,553; 2005 - Cdn. $292,207)	$ 336,840	$ 251,844

The Company issued $176,560 of 11% Subordinated Notes in conjunction with its initial public offering of IPSs (note 11) and $30,367 of 11% Subordinated Notes separately.

Since the initial public offering, the Company has completed the following additional issuances of 11% Subordinated Notes:

Date	Amount issued	Premium (discount)	Net proceeds
October 2005[1]	$ 37,125	$ 605	$ 37,730
October 2006[1]	43,278	(878)	42,400
December 2006[1]	42,926	(871)	42,055
December 2006[2]	2,597	(53)	2,544

[1] Issuance made in connection with IPS offering.
[2] Issuance of 11% Subordinated Notes separate from IPSs.

The Subordinated Notes will mature in 2016 subject to redemption under specified conditions at the option of the Company, commencing on or after November 18, 2009. Interest is payable monthly in arrears and the principal repayment will occur at maturity. The Subordinated Notes are denominated in Canadian dollars and are secured by a subordinated pledge of the Company's interest in Atlantic Holdings and certain subsidiaries, and contain certain restrictive covenants.

(In thousands of U.S. dollars)

10. Convertible debentures:

On October 11, 2006, the Company closed the sale of Cdn. $60,000 aggregate principal amount of convertible secured debentures ("Debentures") for gross proceeds of $52,780. The Debentures pay interest semi-annually on April 30 and October 31 of each year, commencing on April 30, 2007. The Debentures mature on October 31, 2011 and are convertible into approximately 80.6452 IPSs per Cdn. $1,000 principal amount of Debentures, at any time, at the option of the holder, representing a conversion price of Cdn. $12.40 per IPS. The Debentures are listed on the Toronto Stock Exchange under the symbol ATP.DB.

11. Non-controlling interest liability:

In connection with the Company's initial public offering, the Existing Investors acquired the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest for a two-year period from November 18, 2004. The repurchase of the Existing Investors' interests is conditional upon Atlantic Holdings being able, after utilizing its best efforts, to complete or cause the completion of an equity financing on terms acceptable to the managers of Atlantic Holdings who are independent of the Existing Investors and their affiliates, acting reasonably, to secure the necessary funds to enable it to purchase the Existing Investors' interests. Atlantic Holdings may only finance repurchases of Existing Investors' interests pursuant to the exercise of the rights by issuing additional equity securities. This may occur through the sale of equity interests to the Company, the purchase of which by the Company may be financed by a sale of IPSs or other equity or debt securities of the Company. This liquidity right is treated as a liability of the Company and is recorded at fair value on the consolidated balance sheets. Any change in the non-controlling interest liability is recognized in the consolidated statements of operations and deficit as a change in non-controlling interest liability.

The Existing Investors have exercised the liquidity right in a series of transactions since the initial public offering through February 2007 as follows:

Date	Amount paid to Existing Investors	Incremental share[(i)]
October 2005	$ 64,374	12.0%
October 2006	87,287	15.5%
February 2007	76,888	14.4%

[(i)] Represents incremental portion of Atlantic Holdings purchased by the Company from the Existing Investors in the transaction.

(In thousands of U.S. dollars)

11. Non-controlling interest liability (continued):

The amounts paid to the Existing Investors in the transactions above were financed by the Company through the sale of IPSs and Debentures.

12. Common stock:

	Number of shares (000's)	Amount
Balance, December 31, 2004	36,800	$ 121,381
Issuance of common stock	7,539	26,644
Balance, December 31, 2005	44,339	148,025
Issuance of common stock	8,531	36,232
Private placement of common stock	8,600	32,378
Balance, December 31, 2006	61,470	$ 216,635

The Company issued 32,000,000 IPSs for cash pursuant to its initial public offering on November 18, 2004 and a further 4,800,000 IPSs on December 6, 2004. Each IPS was issued for Cdn. $10.00. Each IPS consists of one common share of the Company and Cdn. $5.767 of aggregate principal amount of 11% Subordinated Notes of the Company (note 9). Proceeds of $121,381 (net of offering costs of $7,593) were allocated to common stock.

On October 3, 2005, the Company issued 7,539,000 IPSs at a rate of Cdn. $10.00 per IPS to Caisse de depot et placement du Quebec and certain officers of the Company in a secondary private placement. Proceeds of $26,644 (net of offering costs of $64) were allocated to common stock.

On October 6, 2006, the Company issued 8,531,000 IPSs at a rate of Cdn. $10.55 per IPS. Proceeds of $36,232, net of offering costs, were allocated to common stock.

On December 21, 2006, the Company issued 8,600,000 IPSs at a rate of Cdn. $10.00 per IPS to Caisse de Depot et placement du Quebec and two other institutional investors. Proceeds of $32,378, net of estimated offering costs, were allocated to common stock.

(In thousands of U.S. dollars)

13. Income taxes:

	2006	2005
Current income tax expense	$ 577	$ 8,959
Future income tax benefit	–	(6,420)
	$ 577	$ 2,539

The following is a reconciliation of income taxes calculated at the Canadian enacted statutory rate of 36.12% (2005 - 36.12%) to the provision for income taxes in the consolidated statements of operations and deficit:

	2006	2005
Computed income tax expense (recovery) at Canadian statutory rate	$ (662)	$ 733
Increase (decrease) resulting from:		
Operating in countries with different income tax rates	(65)	58
	(727)	791
Valuation allowance	10,103	21,547
	9,376	22,338
Non-taxable foreign-source income	(466)	(904)
Permanent differences	5,287	–
Canadian loss carryfowards	(10,735)	(12,996)
Branch profits tax	546	739
Prior year true-up	(3,588)	(6,420)
Other	157	(218)
	(8,799)	(19,799)
Income tax expense	$ 577	$ 2,539

(In thousands of U.S. dollars)

13. Income taxes (continued):

The tax effect of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2006 is presented below:

	2006	2005
Future tax assets:		
Intangible assets	$ 57,697	$ 8,849
Loss carryforwards	23,594	12,996
Gas transportation contract and other accrued liabilities	16,090	13,321
Unrealized foreign exchange loss on Subordinated Notes	570	3,427
IPS issuance costs	4,372	–
Other	744	2,702
Total future tax assets	103,067	41,295
Valuation allowance	(61,602)	(21,904)
	41,465	19,391
Future tax liabilities:		
Property plant and equipment	57,012	15,682
IPS issuance costs	–	–
Unrealized foreign exchange gain	1,554	2,858
Other	–	851
Total future tax liabilities	58,566	19,391
Net future tax liability	$ (17,101)	$ –

As of December 31, 2006, the Company has the following net operating loss carryforwards that are scheduled to expire in the following years:

2014	$ 5,504
2015	30,476
2026	28,144
	$ 64,124

These losses relate to the Canadian entity and may only be used to offset the future income of the Canadian entity for Canadian income tax purposes. A full valuation allowance was taken against the future tax assets set up in respect of the Canadian entity's loss carryforwards as the Company believes that it is not more likely than not that the Canadian entity would be able to use any of these loss carryforwards.

(In thousands of U.S. dollars)

14. Commitments and contingencies:

(a) From time to time, the Company and its subsidiaries and the Projects are parties to disputes and litigation that arise in the normal course of business. The Company assesses its exposure to these matters and records estimated loss contingencies when a loss is likely and can be reasonably estimated. There are no matters pending as of December 31, 2006 which are expected to have a material impact on the Company's financial position or results of operations.

(i) The Chambers partnership, in which Atlantic Holdings owns a 40% indirect interest, filed suit against its coal supplier, Consol Pennsylvania Coal Company and related entities, over a disagreement involving the pricing of a portion of the annual coal deliveries to the plant. Chambers was seeking, among other things, (a) a declaratory judgment regarding the terms of the agreement, (b) damages for missed deliveries, and (c) injunctive relief to ensure delivery of all coal requested under the contract. The coal supplier had asserted affirmative defenses and counterclaims in its answer. In the third quarter of 2006, a settlement agreement was reached, subject to final documentation. The terms of the proposed settlement do not have a material impact to the financial position or results of operations of the project.

(ii) Rumford purchases its coal from Massey Coal Sales Company ("Massey"). Massey's coal is delivered through a Sprague Energy Corp. ("Sprague") marine terminal. Massey and Sprague had disputed terms and compensation for certain terminal services provided by Sprague and Massey had asserted that Rumford also had failed to pay certain amounts due under the coal supply agreement. In the third quarter of 2006, the dispute was settled for an amount that was not material to the project.

(b) Certain projects have long-term contracts for supply and transportation of fuel. The contracts may have minimum volumetric commitments of delivery, but these obligations are non-recourse to the Company.

(c) Certain projects provide letters of credit ("LOCs") to power purchase agreement buyers for contingent project obligations. The Company's aggregate share of these LOCs was $13,465 at December 31, 2006 (2005 - $15,061) supported by the Company's revolving credit facility.

(In thousands of U.S. dollars)

15. Indexed swap:

A swap agreement (the "Indexed Swap") between the power utility and Onondaga has replaced the Projects' original power purchase contract. The Indexed Swap expires on June 30, 2008. The Indexed Swap is a financial instrument under which the utility company makes monthly payments to Onondaga based upon the differential between an indexed "contract price" and a market reference price for electricity. The indexed contract price fluctuates in relation to the market cost of natural gas and a prescribed index of inflation. The notional quantity of electricity for the purpose of these calculations is fixed for the full term of the Indexed Swap.

In May 2004, Onondaga contributed the Indexed Swap to a newly formed wholly owned special purpose subsidiary, Onondaga Power Swap Holdings, LLC ("OPSH"). Onondaga has guaranteed OPSH's obligations to the utility company under the Indexed Swap. Also in May 2004, OPSH entered into commodity hedges (the "Indexed Swap Hedge"), in order to lock in favourable gas, power and capacity pricing under the Indexed Swap. The hedges extend through June 30, 2008 and remove almost all commodity exposure from the Indexed Swap through its term.

Changes related to the Indexed Swap are summarized below:

	2006	2005
Fair value, as of December 31, 2005	$ 107,914	$ 99,591
Increase (decrease) in fair value	(25,432)	46,818
Settlements received	(32,358)	(38,495)
Fair value, as of December 31, 2006	$ 50,124	$ 107,914

Changes related to the Indexed Swap Hedge:

	2006	2005
Fair value, as of December 31, 2005	$ (58,547)	$ (30,293)
Decrease (increase) in fair value	29,941	(40,479)
Settlements received	9,617	12,225
Fair value, as of December 31, 2006	$ (18,989)	$ (58,547)

(In thousands of U.S. dollars)

16. Related party transactions:

The Company has contracted with Atlantic Power Management, LLC (the "Manager"), a company owned by certain entities that form part of the non-controlling interest (note 11), for management services, including business planning, asset management, acquisitions, financial reporting and general management services. The Manager receives an annual management fee of $340, cost reimbursements and an incentive fee equal to approximately 25% of aggregate cash distributions in excess of Cdn. $1.00 per IPS and existing investor interest. In 2006, the Manager was paid $3,899 (2005 - $2,989).

The Company has engaged Caithness Energy, a company affiliated with the non-controlling interest to provide operations and maintenance at four of the Projects and accounting, taxes and other administrative functions for certain of the Projects. In 2006, Caithness Energy was paid $2,750 (2005 - $2,750).

17. Fair values of financial instruments:

The fair values of cash and cash equivalents, restricted cash, accounts receivable, dividends payable and accounts payable and accrued liabilities approximate carrying values due to the short-term nature of these balances.

The Indexed Swap and Hedge agreements (note 15) are recorded at their estimated fair value based on estimated future cash flows taking into account certain assumptions, including forecasts of future energy prices, inflation rates, discount rates and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair value of this agreement.

The non-controlling interests are carried at estimated fair value. Prior to December 31, 2006, fair value was estimated based on the number of IPSs that would be issued to extinguish the liability multiplied by the market price of the IPS at the end of the period. At December 31, 2006, the fair value was estimated as the actual amount paid to the Existing Investors in February 2007 to extinguish the liability.

(In thousands of U.S. dollars)

17. Fair values of financial instruments (continued):

The foreign exchange forward contracts are carried at estimated fair value based on quoted market value.

The fair value of long-term debt approximates its carrying value based on discounting of cash flows at current market rates.

The fair value of derivative financial instruments is as follows:

	Fair value		Carrying value	
	2006	2005	2006	2005
Indexed swap	$ 50,124	$ 107,914	$ 50,124	$ 107,914
Indexed swap hedge	(18,989)	(58,547)	(18,989)	(58,547)
Forward foreign currency contract[(ii)]	3,886	10,212	3,886	1,827
Interest rate swap liabilities[(i), (iii)]	(4,402)	(6,171)	(4,402)	(6,171)
Natural gas swap assets[(i), (ii)]	–	3,183	–	–

[(i)] represents the Company's proportionate share of joint venture investments.
[(ii)] included in other assets on the consolidated balance sheets.
[(iii)] included in other liabilities on the consolidated balance sheets.

The Company uses forward foreign currency contracts to manage its exposure to changes in foreign exchange rates, as the Company earns its income principally in the United States and has the obligation to make distributions predominantly in Canadian dollars. Since its inception, the Company has established a hedging strategy for the purpose of reinforcing the long-term sustainability of its distributions. The Company has executed this strategy by entering into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2011 at the current annual distribution level of Cdn. $1.06 per IPS to all holders including the Existing Investors, as well as interest payments on the Subordinated Notes.

(In thousands of U.S. dollars)

17. Fair values of financial instruments (continued):

The following table summarizes the Company's forward foreign currency contracts with monthly settlement terms as of December 31, 2006:

	Notional monthly amounts		
Date	Sell U.S. dollars	Buy Canadian dollars	Average rate
Current - 2009	4,811	5,800	1.2055
2010	5,167	5,800	1.1225
2011	5,494	5,800	1.0557

In addition to the forward contracts in the table on the previous page that settle on a monthly basis, the Company has executed forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make semi-annual payments on the Debentures. The contracts provide for the purchase of Cdn. $2.1 million and Cdn. $1.9 million in April 2007 and October 2007, respectively, at a rate of 1.1240 Canadian dollars per U.S. dollar and the purchase of Cdn. $1.9 million in April and in October of 2008 through 2011 at a rate of 1.1075 Canadian dollars per U.S. dollar.

18. Basic and diluted loss per share:

Basic loss per share has been calculated using the weighted average number of units outstanding during the year of 46,398,368 (2005 - 38,659,055).

Diluted loss per share is computed by assuming that the Debentures are converted into 4,838,712 IPSs for the period during 2006 when the Debentures were outstanding.

(In thousands of U.S. dollars)

19. Segmented information:

The Company owns investments in 15 projects in the United States, as well as one project in Jamaica which is accounted for using the equity method.

The Company has one line of business being the investment in projects engaged in the business of generating and transmitting electricity.

Revenue is earned primarily from contracts with large investor-owned utilities. Two investment grade utilities contributed more than 10% of revenue in each of the years ended December 31, 2006 and 2005 as follows:

	Percent of total revenue	
	2006	2005
Utility A	47%	58%
Utility B	17%	20%

20. Comparative figures:

Certain 2005 figures have been reclassified to conform with the financial statement presentation adopted in 2006

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: **Atlantic Power Corporation**

Financial Year Ending used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities: Total number of securities of a class or series outstanding as at the issuer's most recent financial year end	(i)	**61,470,500**
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii)	**10.33**
Market value of class or series	(i) X (ii) =	634,990,265(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined) Cdn$60,000,000 aggregate principal amount of 6.25% convertible secured debentures at an simple average closing price of $102.13		61,276,000(C)
(Repeat for each class or series of securities)		(D)
Capitalization (Add market value of all classes and series of securities)	(A)+(B)+(C) +(D) =	696,266,265
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		**20,500**
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		
Participation fee / 12 X Number of entire months remaining in the issuer's fiscal year	=	
Late Fee, if applicable (As determined under section 2.5 of the Rule)		

Form 52-109F1 - Certification of Annual Filings

I, Patrick Welch, Chief Financial Officer of Atlantic Power Management, LLC, the Manager of Atlantic Power Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation (the issuer) for the period ending on December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2007

"Patrick Welch"

Patrick Welch
Chief Financial Officer
Atlantic Power Management, LLC
As Manager of
Atlantic Power Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis ("MD&A") of financial condition and results of operations should be read in conjunction with the audited financial statements of Atlantic Power Corporation ("Atlantic Power" or the "Company") for the year ended December 31, 2006. All dollar amounts described in this MD&A are in thousands of U.S. dollars, unless otherwise stated. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute forward-looking statements, which reflect the expectations of the management of Atlantic Power Management, LLC (the "Manager"), the manager of the Company regarding the Projects and the anticipated financial results and operations of the Projects (as defined below). Words such as "will", "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements reflect current expectations regarding future events and operating performance. Forward-looking statements involve a variety of significant risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, fuel and electricity prices, weather, economic conditions and other factors that could cause actual results to differ materially from those contemplated by these statements and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed in the "Risk Factors" section in this MD&A and under "Risk Factors" in the Company's annual information form dated March 28, 2007. All forward-looking statements in this MD&A are qualified by these cautionary statements. Except as required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Information contained in this MD&A is based on information available to management as of March 28, 2007.

Copies of financial data and other publicly filed documents, including the Company's annual information form, are available through the internet on SEDAR at www.sedar.com under Atlantic Power Corporation.

OVERVIEW

The Company currently has 61,470,500 income participating securities ("IPSs") and Cdn$60,000,000 principal amount of 6.25% convertible secured debentures due October 31, 2011 (the "Debentures") outstanding and owns 100% of the membership interests in Atlantic Power Holdings, LLC ("Holdings"). Holdings was formed initially to acquire indirect interests in a diversified portfolio of power generating facilities located primarily in major markets in the United States from ArcLight Energy Partners Funds I, L.P. ("Fund I") and ArcLight Energy Partners Funds II, L.P. ("Fund II", and together with Fund I, the "ArcLight Funds") and Caithness Energy, LLC ("Caithness") (together, the "Existing Investors"). Each IPS represents: (1) one common share of the Company ("Common Share"), and (2) Cdn$5.767 aggregate principal amount of 11.0% subordinated notes of the Company ("Subordinated Notes"). The Debentures were issued on October 11, 2006 and bear interest at an annual rate of 6.25%, payable semi-annually in arrears on April 30 and October 31 of each year commencing on April 30, 2007.

As of December 31, 2006, Holdings owned interests in 14 power generating facilities in the United States and one in Jamaica and a transmission line constructed along the Path 15 transmission corridor located in central California (collectively, the "Projects" and each individually a "Project"). The generating Projects have a combined total power generating capacity of approximately 2,160 megawatts ("MW"). Holdings' interest in the Projects represented approximately 860 MW of power generating capacity as of December 31, 2006. Most of the generating Projects sell their power under long term power purchase agreements ("PPAs") to investment grade utilities. These agreements are typically structured to stabilize cash flows by: 1) providing a significant portion of revenues via steady capacity payments generally designed to provide a return of and on capital and to cover fixed costs regardless of how much electricity the plant is called upon to produce, provided that the plant meets an availability requirement, and 2) passing through most of the generating Projects' fuel costs to the utilities. As a result, variations in the portfolio's cash flow based on changes in the amount of power generated, spot market electricity prices and fuel price changes are significantly mitigated.

The Path 15 transmission line is a United States Federal Energy Regulatory Commission ("FERC") regulated asset with a 30-year regulatory life. Its annual revenue requirement is collected by the California Independent System Operator ("CAISO") from utilities in California without variations from the changes in power prices or line usage and with virtually no technical or operating risks.

The Company's objectives are to maintain the stability and sustainability of cash distributions to holders of IPSs in the form of interest payments on Subordinated Notes and dividends on Common Shares, and to increase, when prudent, dividends on the Common Shares. To achieve these objectives, Company management, working directly with project managers, focuses on enhancing the operation of the existing Projects by improving facility performance, increasing output and efficiency, optimizing contracts and hedging cash flows when practicable. In addition, the Company has a focused growth strategy that includes the consolidation of interests in Projects that it currently owns and making accretive acquisitions with a primary focus on the electric power industry in the United States and Canada.

Management believes that opportunities for accretive acquisitions will be available based on a number of factors, including continued electricity demand growth and the corresponding need for new power plants, increased liquidity in the secondary market for ownership interests in power-related assets and superior access to potential growth transactions through ArcLight and the Manager's industry contacts. Competition for these opportunities has also increased from private equity funds and other sources.

The most significant economic factors affecting the Company's performance are changes in interest rates and the currency exchange rates between the U.S. dollar and the Canadian dollar. Most debt at the Projects bears interest at a fixed rate but a small amount does have exposure to variability in interest rates. Substantially all of the Company's operating cash flow is earned in U.S. dollars and a large portion of the Company's cash obligations, primarily distributions on IPSs and interest payments on the Debentures, are denominated in Canadian dollars. See "Financial and Other Instruments" in this MD&A for more information about these economic risks and the Company's strategy for managing these risks.

NON-GAAP FINANCIAL MEASURES

Cash Flow Available for Distribution is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distribution is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities from the Company's financial statements to Cash Flow Available for Distribution is set out in the "Calculation of Cash Flow Available for Distribution" section in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate unaudited EBITDA at the Projects as a supplementary cash flow measure to provide aggregate annual comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

RECENT TRANSACTIONS

On September 15, 2006, the Company through a subsidiary of Holdings, completed the acquisition of 100% of the equity interests in Path 15 Holdco, which indirectly owns approximately 72% of the transmission system rights in a transmission line constructed along the Path 15 transmission corridor located in central California (the "Path 15 Project"). The Company paid $78.4 million in cash for the equity interests in Path 15, which has approximately $145 million in non-recourse debt.

The Path 15 Project is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor in California to help alleviate what had been a chronic transmission congestion point in the state's north-south capacity. The Path 15 Project commenced commercial operations in December 2004.

The revenue stream associated with the Path 15 Project is regulated by the FERC on a cost-of-service rate base methodology, which insulates cash flows from any impacts of power prices or actual line usage. The approved rate base includes all costs that were incurred to construct and finance the transmission line by Trans-Elect NTD Path 15, LLC ("Path 15 Opco"), a wholly-owned subsidiary of Path 15 Holdco. Path 15 Opco earns an allowed rate of return on the approved rate base that is reviewed by the FERC every three years. The rate base is depreciated over 30 years. In addition, all prudently incurred operating and maintenance costs and capital expenditures may be collected in rates charged. The CAISO collects Transmission Access Charges being paid predominantly by the state's investor-owned utilities and passes them to transmission system rights owners, such as Path 15 Opco.

Subsequent to Holdings' acquisition of equity interests in Path 15 Holdco, Trans-Elect NTD Holdings Path 15, LLC was renamed Atlantic Path 15 Holdings, LLC and Trans-Elect NTD Path 15, LLC was renamed Atlantic Path 15, LLC.

The Company also announced on September 15, 2006 that it increased its cash distribution to shareholders by an annual rate of Cdn$ 0.03 per IPS commencing with the September distribution. Since its Initial Public Offering ("IPO") in November 2004, the Company has increased annualized cash distributions per IPS by 6%.

On October 11, 2006, the Company completed a sale of 8,531,000 IPSs and the Debentures for gross proceeds of Cdn$150 million. The IPSs were sold at a price of Cdn$10.55 per IPS for gross proceeds of Cdn$90 million and Cdn$60 million aggregate principal amount of the Debentures were issued. The IPSs and Debentures were sold on a bought deal basis to a syndicate of underwriters.

The Debentures pay interest semi-annually on April 30 and October 31 each year, commencing on April 30, 2007. The Debentures mature on October 31, 2011 and are convertible into approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, at any time, at the option of the holder, representing a conversion price of Cdn$12.40 per IPS. The Debentures are listed on the Toronto Stock Exchange under the symbol ATP.DB.

The net proceeds of the offering were used by Atlantic Power to: (i) repay US$37 million of the credit facility arranged in connection with an acquisition of an interest in the Path 15 Project, and (ii) provide proceeds to Holdings that were used to redeem a portion of the ownership interests in Holdings held by the Existing Investors. In connection with the closing of the offering, Atlantic Power increased its ownership in Holdings from 70.1% to approximately 86%.

On December 20, 2006, the Company announced that it had agreed to sell, on a private placement basis, a total of 8,600,000 IPSs to three institutional investors, including Caisse de depot et placement du Québec ("CDP"), as well as Cdn $3.0 million principal amount of Subordinated Notes issued and sold separately from the IPSs of the Company (the "Separate Subordinated Notes"). This transaction increased CDP's ownership in the Company to 19% of IPSs outstanding. Net proceeds were used by the Company in February 2007 to acquire all of the remaining interests of the Existing Investors in Holdings.

In February 2007, the Rumford Project executed an Interim Financial Consolidation Agreement ("IFCA") with its steam host, the Rumford Paper Company ('Rumford Paper") that consolidates the payment obligations of the various agreements between the Rumford Project and Rumford Paper into a single payment obligation effective January 1, 2007. The effect of the IFCA is similar to a lease wherein Rumford Paper assumes the risk of fuel and power price volatility as well as most operating costs. Payments under the IFCA will be made quarterly to the partnership over a three year term ending December 31, 2009. The Company expects to receive annual project distributions of approximately $2.7 million during the term of the IFCA compared to project distributions in the amount of $2.3 million received in 2006 from Rumford.

SELECTED FINANCIAL DATA

(In thousands of U.S. dollars, except otherwise noted)
(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,		Period from Nov. 18, 2004 to
	2006	2005	2006	2005	Dec. 31, 2004
Project income					
Project revenue	64,200	58,023	242,858	184,700	18,490
Project expenses	47,454	46,312	181,753	144,193	14,576
Project other income (expense) (1)	(2,141)	(4,052)	(3,858)	7,749	(275)
Total project income	14,605	7,659	57,247	48,256	3,639
Administrative and other expenses					
Management fees, administration and other	1,894	1,693	6,367	5,095	1,270
Amortization of deferred financing costs	287	247	1,029	990	116
Interest, net	9,858	7,178	31,589	23,698	2,769
Distribution, non-controlling interest	2,029	4,340	15,107	20,578	2,622
Increase (decrease) in non-controlling interest liability	1,647	(10,588)	3,691	(10,588)	16,490
Foreign exchange loss (gain)	(5,297)	1,872	1,295	6,453	266
Total administrative and other expenses	10,418	4,742	59,078	46,226	23,533
Income (loss) before income taxes	4,187	2,917	(1,831)	2,030	(19,894)
Income taxes expense	1,253	179	577	2,539	-
Net income (loss)	2,934	2,738	(2,408)	(509)	(19,894)
Basic earnings (loss) per share, USD	*$0.06*	*$0.06*	*($0.05)*	*($0.01)*	*(0.57)*
Basic earnings (loss) per share, Cdn	*$0.06*	*$0.07*	*($0.06)*	*($0.02)*	*(0.69)*
Diluted earnings (loss) per share, USD	*$0.05*	*$0.06*	*($0.05)*	*($0.01)*	*(0.57)*
Diluted earnings (loss) per share, Cdn	*$0.06*	*$0.07*	*($0.06)*	*($0.02)*	*(0.69)*
Total assets	1,176,275	926,630	1,176,275	926,630	740,203
Total long-term liabilities	1,012,876	812,448	1,012,876	812,448	589,797
Cash flows from operating activities	23,883	19,473	57,521	38,370	12,897
Distributions declared					
Per IPS, USD	*0.25*	*0.22*	*0.94*	*0.83*	*0.10*
Per IPS, Cdn.	*0.27*	*0.26*	*1.04*	*1.01*	*0.12*

(1) Includes equity in earnings from partnerships of $4,157 and $10,438 for the three and twelve months ended December 31, 2006 from five projects in which Holdings owns interests of between 17.1% and 40%, accounted for on an equity basis.

RESULTS OF OPERATIONS FOR THE THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31, 2006

Overview

The financial results for the three and twelve month periods ended December 31, 2006 include contributions from Holdings' 40% indirect interest in the Chambers Project, acquired on September 8, 2005, while the comparative financial results for the same periods in 2005 included contributions from the Masspower Project, which was sold in the fourth quarter of 2005. The results of Path 15 Holdco are included from the date of acquisition, which was September 15, 2006. As of December 31, 2006, the Projects had PPAs with 17 customers. Details on several aspects of the PPAs for each Project are presented in the "Project Portfolio" section in this MD&A.

Project income is the primary GAAP measure of the Company's operating results and is discussed in the "- Project Operations Performance – Three-month period ended December 31, 2006" and "Project Operations Performance – Twelve-month period ended December 31, 2006" sections below. In addition, an analysis of non-project expenses impacting the results of the Company is set out in the "- Administrative and Other Expenses" section below.

Significant non-cash items, which are subject to potentially significant fluctuations, include: (1) the change in fair value of the non-controlling interest held in Holdings by the Existing Investors, (2) the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange fluctuations from period to period on the U.S. dollar equivalent of the Company's Canadian dollar-denominated debt and the mark-to-market value of currency forward contracts, and (3) the non-cash portion of interest rate swaps that have been executed to fix the interest rate paid on Project-level non-recourse debt.

Cash flow available for distribution was $11,626 for the three months ended December 31, 2006 compared to $20,649 for the same period in 2005. For the twelve months ended December 31, 2006, cash flow available for distribution was $57,893, representing an increase of $9,213 over the same period in 2005. See the "Cash Flow Available for Distribution" section in this MD&A for additional information.

Net income for the three months ended December 31, 2006 was $2,934 compared to net income of $2,738 for the comparable period in 2005. The change reflects a 91% increase in project income, primarily attributable to the acquisition of Chambers in the third quarter of 2005 and Path 15 in the third quarter of 2006, partially offset by higher interest expense and a foreign exchange gain as compared to a foreign exchange loss in the prior year. In addition, distributions to non-controlling interest were lower in 2006 as a result of the redemption of Existing Investor interests in October 2005 and October 2006. The income statement impact of changes in the non-controlling interest liability resulted in a small loss in the fourth quarter of 2006, driven by increases in the market value of the IPS up to the point that the final value of the liability was determined on December 20, 2006. In the prior year fourth quarter, a decrease in the market value of the IPS resulted in a gain related to the non-controlling interest liability.

For the twelve months ended December 31, 2006, net loss increased to $2,408 from $509 over the same period in 2005 as a result of higher administrative and other expenses, primarily comprised of interest expense on higher outstanding debt balances and the absence of a large decrease in the non-controlling interest liability that occurred in 2005. These items were partially offset by improved project income due primarily to acquisitions, as well as lower distributions to non-controlling interest and a lower foreign exchange loss in the full year 2006.

Project Income

Project revenue increased 11% and 31% for the three and twelve month periods ended December 31, 2006, respectively. The increase for the three-month period is primarily attributable to the acquisition of Path 15 on September 15, 2006, partially offset by a decrease in revenue at Chambers attributable to lower dispatch. Higher revenues for the full year 2006 are primarily attributed to the acquisition of Chambers in September 2005 and the acquisition of Path 15 described above. In addition, 2006 revenues were higher at Orlando due to higher volumes of electricity generated.

Project expenses increased by 26% for the twelve months ended December 31, 2006 when compared to the prior year. $26.3 million of this increase is attributable to the acquisition of Chambers in September 2006. In addition, an unplanned outage at Pasco resulted in increased maintenance costs of approximately $3.5 million in 2006. Also, fuel costs were higher at Orlando due to higher generation output as described above.

Project other income (expense) primarily includes interest expense on non-recourse debt at the Projects and earnings from investments that are accounted for under the equity method of accounting.

Interest expense on debt at the Projects increased by $11.1 million to $16.8 million during the twelve months ended December 31, 2006 when compared to the same period in the prior year. The increase was almost entirely attributable to the acquisitions of Chambers in the third quarter of 2005 and Path 15 in the third quarter of 2006. Both of these Projects contain debt that is serviced from the Project cash flows before distributions are made to the Company. The increase in interest expense for the three months ended December 31, 2006 over the same period in the prior year is also attributable to these acquisitions.

Equity earnings decreased by 24% to $10.4 million for the twelve months ended December 31, 2006 when compared to the year ended December 31, 2005. This decrease is attributable to the sale of Masspower and lower earnings at Rumford. Partially offsetting these decreases is an increase at Selkirk. See "Project Operations Performance – twelve-month period ended December 31, 2006" in this MD&A for additional discussion of performance at these Projects. Equity earnings for the three-month period ended December 31, 2006 increased over the same period in the prior year for the same reasons.

Administrative and Other Expenses

Management fees and administrative expenses include the costs of operating a public company, as well as the fees and costs associated with the Manager. The Manager is indirectly owned by the ArcLight Funds and receives compensation in the form of an annual base fee which is indexed to inflation and an incentive fee that is equal to 25% of cash distributions to IPS holders and Existing Investors in excess of Cdn$1.00 per year per IPS or Existing Investor membership interest. The Company also reimburses the Manager for reasonable costs incurred to manage the Company. The increase in Administrative and Other Expenses in 2006 was primarily the result of higher professional fees related to documentation of internal controls for compliance with public company requirements, increased personnel costs due to corporate office staff additions, and higher management incentive fees due to increases in distributions to IPS holders. Partially offsetting these increases is a reduction in directors and officers liability insurance premiums.

Interest expense primarily relates to required interest payments to holders of the Subordinated Notes and the Debentures. The increase in net interest expense during 2006 is due to the issuance of the Debentures in October 2006, as well as the issuance of additional Subordinated Notes in October 2005 and in October and December of 2006. Earnings on higher levels of cash and cash equivalents invested throughout 2006, as well as higher short-term interest rates on these investments, partially offset this increase in interest expense.

Distributions to non-controlling interest represent distributions paid by Holdings on membership interests owned by the Existing Investors. These distributions decreased in 2006 as a result of redemptions of the Existing Investors interests in Holdings that occurred in October 2005 and October 2006. As described in "Recent Transactions" in this MD&A, the Company acquired all of the remaining Existing Investors' interests in Holdings in February 2007 and, accordingly, no further distributions will be paid to the Existing Investors.

The Change in Value of Non-Controlling Interest Liability represents: (1) the change in the fair value of the liability during each period based on the market value of the IPSs at each balance sheet date, and (2) the reduction in the liability resulting from the redemptions of the Existing Investors' interests in Holdings that occurred in October 2005 and October 2006.

Prior to December 31, 2006, the liability to non-controlling interest was estimated at each balance sheet date based on the market value of the Company's IPSs at the balance sheet date multiplied by the number of membership interests in Holdings owned by the Existing Investors at that date. In December 2006, the final amount to be paid to the Existing Investors for its remaining interests in Holdings was determined based on the net price received per IPS for the Company's sale, on a private placement basis, of 8,600,000 IPSs (see "Recent Transactions" in this MD&A for additional information). As a result, the liability is recorded in the amount of $76.9 million at December 31, 2006 and this amount was paid to the Existing Investors in February 2007 to redeem their remaining interest in Holdings and the liability was extinguished. After December 31, 2006, the financial statements will no longer reflect income variations that are attributable to changes in the non-controlling interest liability.

Foreign Exchange Loss (Gain) primarily reflects the unrealized impact of changes in foreign exchange rates on the U.S. dollar equivalent of the Company's Canadian dollar-denominated obligations to non-controlling interests, and to holders of Subordinated Notes and Debentures, as well as the unrealized and realized gains and losses on the Company's forward contracts for the purchase of Canadian dollars for distributions on IPSs and non-controlling interests, and interest payments on Debentures. The U.S. dollar to Canadian dollar exchange rate was nearly the same on December 31, 2006 and 2005. However, the exchange rates did fluctuate throughout the year. As a result, the foreign exchange loss for the twelve months ended December 31, 2005 is $1.3 million. This loss is primarily due to the change in fair value of forward hedge contracts executed during 2006. For the three-months ended December 31, 2006, the foreign exchange gain of $5.3 million is attributable to a strengthening U.S. dollar during the period.

Supplementary Financial Information

The key measure used by management to evaluate the results of the Company's investments is Cash Flow Available for Distribution. See the "Cash Flow Available for Distribution" section of this MD&A for additional details and for a reconciliation of Cash Flow Available for Distribution to its nearest GAAP measure, cash flows from operating activities.

The primary factor influencing Cash Flow Available for Distribution is cash distributions received from the Projects. These distributions received are generally funded from EBITDA generated by the Projects, reduced by project-level debt service and capital expenditures, and adjusted for changes in project-level working capital and cash reserves. Please read the "Non-GAAP Financial Measures" section of this MD&A for important disclosures with respect to Cash Flow Available for Distribution and EBITDA.

Because Project EBITDA and project distributions are key drivers of both the performance of the Company's investments and Cash Flow Available for Distribution, this MD&A contains supplementary unaudited non-GAAP information that summarizes EBITDA by Project and a reconciliation of EBITDA by Project to Project distributions actually received by the Company.

Many of the Company's investments are either proportionately consolidated or accounted for under the equity method of accounting in the consolidated financial statements presented in accordance with GAAP. The proportionate consolidation method of accounting is applied by recording in the Company's consolidated financial statements its proportionate share of each financial statement account at the proportionately consolidated Project. As a result, some components of the Company's balance sheet contain assets that are not directly available to the Company in the normal course of business, or liabilities that are not direct obligations of the Company.

For example, the Company's proportionate share of cash at a proportionately consolidated Project is reflected in the consolidated balance sheet even though this cash may not be directly controlled by the Company because it is subject to 1) the provisions of the partnership agreement that governs the underlying investment or, 2) in the case of Restricted Cash, the non-recourse debt covenants at the Projects. Conversely, the Company's proportionate share of debt at a proportionately consolidated Project is also reflected in the consolidated balance sheet notwithstanding that all of the Project-level debt at the Projects is secured by assets at the Projects and is non-recourse to the Company.

Attached to this MD&A is supplementary unaudited non-GAAP information that segregates the consolidated statements of operations and the consolidated balance sheet into amounts attributable to consolidated and proportionately consolidated Projects and amounts attributable to corporate balances. In addition, a column is included that presents the Company's proportionate share of balance sheet and income statement items that are attributable to Projects accounted for under the equity method of accounting. These amounts attributable to Projects accounted for under the equity method of accounting are not included in the consolidated financial statements presented in accordance with GAAP and are provided for informational purposes only.

Project Operations Performance – Three-month period ended December 31, 2006

Aggregate EBITDA at the Projects, including earnings from equity investments was $37,701 during the fourth quarter 2006, a 25% increase compared to the prior year period. The fourth quarter 2006 results included a full quarter of contribution from the Path 15 project, which was acquired on September 15, 2006. Contributors to improved EBITDA included: 1) Selkirk due to (i) operational variances attributable to the sale of excess natural gas supply at favorable market prices offset by lower energy margins and (ii) a fourth quarter 2005 reduction in EBITDA resulting from an adjustment to partnership income that is made on a semi-annual basis in accordance with the legal structure of the partnership; 2) Gregory due to higher levels of dispatch.

Partially offsetting these positive contributions was reduced EBITDA at Rumford, primarily due to its transition to a market-based interim PPA as of January 2006 and at Chambers, due to lower dispatch.

Aggregate power generation declined 9% while plant availability increased 0.8% during the fourth quarter of 2006 compared to the same period in 2005. The comparative decrease in generation in the fourth quarter of 2006 was driven by: 1) Selkirk due to a planned outage in October and 2) Chambers as a result of lower dispatch and reduced output due to a planned outage of one of the two boilers. Facilities in the Project portfolio achieved a 95.3% availability level for the fourth quarter of 2006 representing a slight increase from 94.5% for the same period in 2005.

Project Operations Performance – Twelve-month period ended December 31, 2006

EBITDA at the Projects for the twelve-month period ended December 31, 2006 increased to $131,825, 17% over the level achieved for the same period in 2005. The twelve months of 2006 included the contributions from a full year of Chambers and a partial year of Path 15, improved margins at Lake due to scheduled contractual increase in capacity payments and an increase in as-available energy sales; and an increase in contractual capacity payments for Selkirk's Consolidated Edison and Niagara Mohawk PPA's. There were also higher water flows at Topsham leading to improved performance over the prior year.

Partially offsetting these positive contributions was the absence of any contribution from Masspower, which was sold in the fourth quarter of 2005; Rumford's reduced EBITDA due to both its transition to a market-based interim PPA and a third quarter 2006 forced outage; and a first quarter 2006 unplanned turbine outage at Pasco, which included voluntarily accelerated major maintenance and an upgrade to the plant's combustion turbines' output and efficiency.

Aggregate generation for the twelve-month period ended December 31, 2006 increased 12% compared to the year 2005. The main drivers were increases from: 1) the addition of Chambers generation from the time of its acquisition in September 2005; 2) increased dispatch at Mid-Georgia; partially offset by decreases from: 1) absence of Masspower generation since its sale in December 2005; 2) reduced generation at Selkirk mainly due to scheduled maintenance in October and reduced dispatch; 3) reduced generation at Orlando 4) reduced generation at Rumford operating under a market based PPA and a forced outage in third quarter 2006; and 5) reduced generation at Pasco due to a forced outage that included extended downtime to perform an upgrade to its gas turbines.

The aggregate plant availability level for the year 2006 of 96.8% did not change significantly from 2005.

CASH FLOW FROM OPERATING ACTIVITIES

The Company's cash flow from the Projects will vary from year-to-year based on, among other things, changes in rates under the PPAs, fuel supply and transportation agreements, steam sales agreements and other project contracts, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market pricing following the expiry of PPAs, fuel supply and transportation contracts, working capital requirements and the operating performance of the Projects. Project cash flows themselves may have some seasonality and the pattern and frequency of distributions from the Projects to Holdings during the year can also vary.

The Company's cash flow from operating activities increased by 23% for the three-month period ended December 31, 2006 as compared to the same period in the prior year. The increase was primarily attributable to lower restricted cash balances at the Projects but also included normal fluctuations in many non-cash income statement items and routine changes due to timing in working capital.

The Company's cash flow from operating activities increased by 50% for the twelve-month period ended December 31, 2006 as compared to the same period in the prior year. The increase was attributable to the lack of recurrence of non-cash items that were included in earnings in 2005. Examples of such items include the gain on the sale of Masspower and the recording of future income taxes recoverable in 2005. Without these non-cash earnings items 2005, net income would have been higher in 2006 than in 2005.

CASH FLOW AVAILABLE FOR DISTRIBUTION

Holders of IPSs receive cash distributions in the form of interest payments on Subordinated Notes and dividends on Common Shares. The Company increased the distribution to a rate of Cdn$1.03 per IPS annually effective with the September 2005 distribution and further increased the distribution to Cdn$1.06 per IPS annually, effective with the September 2006 distribution, which latter increase was payable to holders of record as of September 29, 2006.

Cash flow available for distribution in the three-months ended December 31, 2006 decreased over the same period in 2005, due to a number of factors, including a decrease in distributions received from equity investments, an increase in interest expense, the impact of a revision of the Company's income tax estimate for the full year of 2006 that was recorded in the fourth quarter, and lower realized gains on foreign currency transactions. For the full year 2006, cash flow available for distribution increased over the full year 2005, primarily as a result of higher operating cash flow, primarily driven by the acquisitions of Chambers and Path 15, partially offset by lower distributions from equity investments.

The Company evaluates its level of distributions with its Board of Directors by analyzing payout ratios and long-term cash flow projections, as well as the accretion to cash flow provided by acquisitions.

The table immediately below presents the Company's calculation of Cash Available for Distribution for the three- and twelve-month periods ended December 31, 2006, and for the same periods in fiscal 2005.

	Three months ended December 31,		Twelve months ended December 31,	
	2006	2005	2006	2005
Cash flows from operating activities	23,883	19,473	57,521	38,370
Project level debt repayment	(11,441)	(10,052)	(27,185)	(20,679)
Interest IPS portion of subordinated notes	7,723	6,009	26,464	20,346
Net income tax installments recoverable	(8,124) (1)	768	4,734 (1)	7,682
Purchase of property, plant and equipment	(415)	(1,068)	(3,641)	(2,558)
Cash flow available for distribution, USD	11,626	20,649	57,893	48,680
Cash flow available for distribution, Cdn.	**13,272**	**24,013**	**67,399**	**58,981**
Interest on IPS subordinated notes	7,723	6,009	26,464	20,346
Dividends on IPS common shares	5,187	3,751	16,985	12,102
Total IPS distributions, USD	12,910	9,760	43,449	32,448
Total IPS distributions, Cdn.	**14,776**	**11,421**	**49,151**	**39,124**
Cash flow available for distribution per basic IPS, Cdn.	**$0.25**	**$0.54**	**$1.45**	**$1.53**
Cash flow available for distribution per diluted IPS, Cdn.	**$0.23**	**$0.54**	**$1.42**	**$1.53**
Total distribution declared per IPS, Cdn.	**$0.27**	**$0.26**	**$1.04**	**$1.01**

(1) Net income tax installments recoverable represents management's estimate of U.S. federal income tax installment payments that will be recovered in future periods. The amount presented is comprised of installment payments made during the period, offset by the current tax provision recorded in the consolidated statement of operations and deficit and any income tax refunds received. These adjustments have the effect of removing changes in working capital resulting from the timing of tax payments from the calculation of cash flow available for distribution.

SUMMARY OF QUARTERLY RESULTS

Variations in quarterly results are driven by the following factors:

- Seasonality of Project revenues created by seasonal variances in demand for electric power, in some cases varied seasonal pricing for portions of the PPA payments and relatively small amounts of uncontracted output, and the typical scheduling of major facility maintenance in the spring and fall.
- Variations in cash flow may also be driven by the timing of project-level debt payments (i.e., most are quarterly and some semi-annual), as distributions from the Projects to the Company must occur in conjunction with the passing of certain tests at those payment dates.
- Non-cash charges, principally: 1) the change in fair value of the non-controlling investors, which is based on the change in the price of IPSs from period to period, 2) the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange fluctuations from period to period on the U.S equivalent of the Company's Canadian dollar denominated debt and the mark-to-market value of currency forward contracts, and 3) the non-cash portion of interest rate swaps that have been executed to fix the interest rate paid on project-level non-recourse debt.

The table immediately below presents selected quarterly consolidated financial data for the eight most recently completed fiscal quarters.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

(In thousands of U.S. dollars, except as otherwise stated)
(Unaudited)

	2005				2006			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Project Revenues	$37,863	$37,966	$50,848	$58,023	$55,107	$58,030	$65,521	$64,200
Net income (loss)	9,942	(5,326)	(7,863)	2,738	3,321	4,656	(13,319)	2,934
Cash flow from operating activities	4,557	8,098	6,242	19,473	8,027	15,978	9,633	23,883
Cash distributions	7,495	7,385	7,808	9,760	9,952	10,273	10,314	12,910
Cash available for distribution	7,350	11,551	9,130	20,649	10,243	21,309	14,715	11,626
Payout ratio	102%	64%	86%	47%	97%	49%	70%	111%
Per IPS Statistics								
Net income (loss) - basic	$ 0.27	$ (0.14)	$ (0.21)	$ 0.06	$ 0.08	$ 0.11	$ (0.30)	$ 0.06
Net income (loss) - diluted	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 0.05
Cash flow from operating activities	0.12	0.22	0.17	0.44	0.18	0.36	0.25	0.45
Cash available for distribution, USD	0.20	0.31	0.25	0.47	0.23	0.48	0.33	0.22
Cash available for distribution, Cdn.	**0.24**	**0.38**	**0.30**	**0.54**	**0.27**	**0.54**	**0.38**	**0.25**
Distributions, USD	0.20	0.20	0.21	0.22	0.23	0.23	0.23	0.25
Distributions, Cdn.	**0.25**	**0.25**	**0.25**	**0.26**	**0.26**	**0.26**	**0.26**	**0.27**

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of cash and cash equivalents is distributions from the Projects. Substantially all of the cash received from Project distributions is distributed in the form of interest and dividends to holders of the IPSs, the Separate Subordinated Notes or the Debentures. The Company plans to maintain the stability and sustainability of cash distributions to holders of IPSs, and to increase, when prudent, dividends on the Common Shares. Future increases in dividends on the Common Shares will be achieved if the Company is successful in maximizing the performance of existing Projects and making accretive acquisitions. The Company may fund future acquisitions with a combination of cash on hand, the issuance of additional debt or equity securities and the incurrence of bank debt.

Management believes that the Company will be able to generate sufficient amount of cash and cash equivalents to maintain the Company's operations and meet obligations as they become due. The following additional sources of liquidity, in addition to cash flow from operations, are available to the Company.

Credit facility

Holdings maintains a revolving credit facility in the amount of $75 million. The facility expires in November 2008. Loans outstanding under the credit facility bear interest at LIBOR plus a margin of 1.5%. As of December 31, 2006, $13,465 was allocated, but not drawn, as of December 31, 2006 to support letters of credit for contingent liabilities at several Projects. In the second quarter of 2006, $10,000 previously drawn on the credit facility was repaid. As at December 31, 2006, no loans were outstanding under the credit facility and the amount available for loans or letters of credit was $61,535.

Restricted cash

At December 31, 2006, Restricted Cash included Project-level reserve accounts and amounts held in escrow for the redemption of the Existing Investors that occurred in February 2007.

The Projects generally have reserve requirements to support payments for major maintenance costs and project-level debt service. For Projects that are consolidated or proportionately consolidated with Atlantic Power, these amounts, or Atlantic Power's portion of these amounts, are reflected as Restricted Cash on the Company's consolidated balance sheet. At December 31, 2006, Restricted Cash at consolidated and proportionately consolidated projects totaled approximately $37.4 million. All Project-level debt is non-recourse to the Company or Holdings and is fully amortized over the life of the Projects' PPAs.

At certain of the Projects, a portion of the Restricted Cash represents reserves for debt service that are required by Project-level financing arrangements. In some, but not all cases where a Project-level debt service reserve is represented by Restricted Cash, it is possible for the Company to replace its proportionate share of the debt service reserve with a letter of credit under the revolving credit facility. If the Company chose to replace the Restricted Cash with a letter of credit, the Restricted Cash could be released and distributed to the Company. This represents an additional source or liquidity that the Company may consider for funding acquisitions or other general corporate purposes.

In December 2006, the Company sold 8,600,000 IPSs in a private placement transaction. See "Recent Transactions" in this MD&A for additional details. The proceeds from the private placement transaction were used to in February 2007 to acquire all of the remaining interests of the Existing Investors in Holdings. The net proceeds from the private placement transaction were deposited into an escrow account until regulatory approval was received in February 2007 for the transaction in which the Company acquired all of the remaining interests of the Existing Investors in Holdings. The balance in the escrow account was $74,433 at December 31, 2006 and is included in Restricted Cash in the consolidated balance sheet. The entire balance in the escrow account was paid to the Existing Investors in February 2007.

Path 15 Acquisition Credit Facility

The acquisition of the Path 15 Project on September 15, 2006 was initially financed with an acquisition credit facility in the amount of $88,000 (the "Acquisition Credit Facility") at Atlantic Holdings. Loans under the Acquisition Credit Facility bear interest at a rate equal to a Eurodollar Rate or a U.S. Base Rate, plus an applicable margin to those rates. As of December 31, 2006, the applicable rate, including margin, was 7.35% on the Eurodollar loan outstanding on the Acquisition Credit Facility.

In October 2006, approximately $37 million of the net proceeds of its public offering of IPSs and Debentures were applied to repay a portion of the principal amount outstanding on the Acquisition Credit Facility. In December 2006, the Company made an additional $20 million payment on the Acquisition Credit Facility. As at December 31, 2006, the outstanding balance on the Acquisition Credit Facility was $31 million. In March 2007, the remaining balance of the Acquisition Credit Facility was repaid using funds drawn from Holdings' revolving credit facility. Management intends to enter into a permanent financing arrangement for the acquisition of the Path 15 Project in the second quarter of 2007. The final amount to be borrowed under the permanent financing arrangement has not been determined, but it is expected to be in the range of $50 million to $60 million and will be non-recourse to the Company.

Reserve Fund

In order to contribute to the Company's ability to provide holders of IPSs with stable and sustainable cash distributions, the Company established a Reserve Fund at the closing of the IPO to stabilize future cash distributions and fund acquisitions and other growth opportunities. The Company maintains a balance of approximately $10 million in the Reserve Fund, which is invested in highly liquid Aa securities. The Reserve Fund is not legally restricted and is included in cash and cash equivalents in the consolidated balance sheets of the Company. The Reserve Fund was not utilized to fund the acquisition of the Path 15 Project in September 2006.

INFORMATION REGARDING GUARANTORS

The Subordinated Notes and the Debentures are secured by a pledge of the Company's membership interests in Atlantic Holdings and are guaranteed by Atlantic Holdings and Teton Power Funding, LLC, Epsilon Power Funding, LLC, MP Power LLC, Teton East Coast Generation LLC, Teton Fuels Mid-Georgia LLC, Teton Selkirk LLC, Badger Power Generation I LLC, Badger Power Generation II LLC, Baker Lake Hydro LLC, Dade Investment, L.P., Geddes II Company LLC, Geddes Cogeneration Company LLC, MEP Rumford, LLC, NCP Dade Power LLC, NCP Houston Power LLC, NCP Pasco LLC, NCP Perry LLC, Olympia Hydro LLC, Onondaga Cogeneration Limited Partnership, Orlando Power Generation I LLC, Orlando Power Generation II LLC, Stockton Cogen (II) LLC, Teton Operating Services, LLC and Teton New Lake, LLC (the "Guarantors"). The guarantee of Atlantic Holdings is secured by a pledge of its membership interests in Teton Power Funding, LLC and Epsilon Power Funding, LLC and the guarantees of certain of the Guarantors are secured by pledges of the membership interests or other securities they hold in subsidiary entities subject to the provisions of agreements governing or affecting interests in such subsidiaries which may restrict or prevent pledges in certain cases.

The consolidated financial statements of the Company include the consolidated financial results of the Company and its Guarantor and non-Guarantor subsidiaries. Summary unaudited consolidating financial information of the Company, the Guarantors and the non-Guarantor subsidiaries of the Company as at and for the twelve-month period ended December 31, 2006 is presented in the table below. The selected financial information for the Company and for the Guarantors includes certain investments in subsidiaries accounted for on a cost basis and is therefore not presented in accordance with GAAP.

	Atlantic Power Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidated
Income statement					
Project revenue	-	2,265	240,593	-	242,858
Project expenses	-	1,148	180,605	-	181,753
Project other income and (expenses)	-	67	(3,925)	-	(3,858)
Project income	-	1,184	56,063	-	57,247
Dividends received	46,647	88,644	-	(135,291)	-
Administrative and other expenses	36,262	7,053	-	15,763	59,078
Income (loss) before income taxes	10,385	82,775	56,063	(151,054)	(1,831)
Income taxes	518	59	-	-	577
Income (loss)	9,867	82,716	56,063	(151,054)	(2,408)
Balance sheet					
Current assets	11,196	153,374	128,022	(21,434)	271,158
Investment in guarantor subsidiaries	493,942	-	-	(493,942)	-
Investment in non-guarantor subsidiaries	-	561,234	-	(561,234)	-
Other non-current assets	14,918	4,038	890,456	(4,295)	905,117
Total non-current assets	508,860	565,272	890,456	(1,059,471)	905,117
	520,056	718,646	1,018,478	(1,080,905)	1,176,275
Current liabilities	28,346	57,163	80,612	56,123	222,244
Non-current liabilities	393,375	20,624	376,633	-	790,632
Shareholders' equity	98,335	640,859	561,233	(1,137,028)	163,399
	520,056	718,646	1,018,478	(1,080,905)	1,176,275

PROJECT PORTFOLIO

The following table outlines the Company's portfolio of power generating assets as of December 31, 2006, including its interest in each facility. Management believes the portfolio is well diversified based on electricity and steam buyers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any single region.

Project Name	Location (State/Country)	Fuel Type	Total MW	Ownership Interest(1)	Accounting Treatment(2)	Net MW(3)	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural Gas	46	50%	P	23	Pacific Gas & Electric	2011	BBB
						74	Atlantic City Electric	2024	BBB
						16	DuPont	2024	AA-
Chambers (Carney's Point)	New Jersey	Coal	262	40%	P	15	Merchant(4)	N/A	N/A
Delta-Person	New Mexico	Natural Gas	132	40%(5)	E	53	Public Service of New Mexico	2020	BBB
						59	Constellation Energy	2008	BBB
Gregory	Texas	Natural Gas	400	17.10%	E	9	Reynolds Metals	2020	NR
JPPC	Jamaica	Fuel Oil	60	24.10%	E	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13	49.80%	P	6	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100%	C	110	Progress Energy Florida	2013	BBB+
Mid-Georgia	Georgia	Natural Gas	308	50%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100%	C	91	Niagara Mohawk	2008(6)	A
						44	Progress Energy Florida	2023	BBB+
Orlando	Florida	Natural Gas	126	50.00%	P	19	Reedy Creek Improvement District	2013	A- (12)
Pasco	Florida	Natural Gas	109	49.90%	P	54	Progress Energy Florida	2008	BBB+
Path 15	California	Transmission Line	N/A	100%	C	N/A	California Utilities via CAISO (9)	N/A (10)	BBB to A (11)
Rumford	Maine	Coal/ Biomass	85	23.50%(5)	E	20	Rumford Paper Company (7)	2009	N/R
						15	Niagara Mohawk	2008	A
Selkirk	New York	Natural Gas	345	18.50%(5)	E	49	Consolidated Edison	2014	A
						24	Pacific Gas & Electric	2008	BBB
Stockton	California	Coal	55	50%	P	3	Corn Products International	2008	BBB-
Topsham(8)	Maine	Hydro	14	50%	P	7	Central Maine Power	2011	BBB

(1) Except as otherwise noted, economic interest represents the percentage ownership interest in the project held indirectly by Atlantic Holdings.
(2) Accounting Treatment: C – Consolidated; P – Proportionate Consolidation; E – Equity Method of Accounting (see Note 1 of Consolidated Financial Statements for additional details).
(3) Represents the interest of Atlantic Holdings in each Project's electric generation capacity based on Atlantic Holdings' economic interest in each Project.
(4) The merchant output of the facility is sold by Atlantic City Electric in the spot market through a profit sharing arrangement with Chambers.
(5) Represents Atlantic Holdings' estimate of its share of the cash flow from the project.
(6) A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.
(7) For further information, see discussion of the new interim financial consolidation agreement with the former Mead/Westvaco paper mill (now owned by NewPage) under "Project Descriptions — Rumford Project".
(8) Atlantic Holdings owns its interest in this Project as a lessor.
(9) California utilities pay Transmission Access Charges ("TACs") to California ISO, who owners of Transmission System Rights, such as Path 15, in accordance with its FERC approved annual revenue requirement.
(10) Path 15 is a FERC regulated asset with a FERC-approved regulatory life of 30 years: through 2034
(11) Largest payers of TACs supporting Path 15's annual revenue requirement are PG&E (BBB), SoCal Ed (BBB+) and SDG&E (A). CAISO imposes minimum credit quality requirement for any participants of A or better unless collateral is posted per CAISO imposed schedule.
(12) Fitch rating.

CAPITAL EXPENDITURES

Capital expenditures for the Projects are made at the project level using project cash flows and project reserves. Therefore, the distributions that Holdings receives from the Projects are made net of capital expenditures needed at the Projects and the Company has not to date needed to inject funds into the Projects for ongoing capital expenditures. The Projects in which the Company has investment generally consist of large capital assets that have established commercial operations. Ongoing capital expenditures for assets of this nature are generally not significant because most major expenditures relate to planned repairs and maintenance and are expensed when incurred.

CONTRACTUAL OBLIGATIONS

As of December 31, 2006
(In thousands of U.S. dollars)
(Unaudited)

		Payment due by period			
	Total	**2007**	**2008 to 2010**	**2011 to 2012**	**Thereafter**
Long-term debt (a)	417,373	85,242	74,155	47,231	207,745
Subordinated notes (b)	336,840				336,840
Convertible debentures (c)	51,485			51,485	
Total contractual obligations	802,698	85,242	74,155	98,716	544,585

(a) Long-Term Debt

Long-term represents the Company's consolidated and proportionately consolidated share of Project long-term debt. The amount presented excludes the net unamortized purchase price adjustment of $14,207 related to the fair value of debt assumed in the Path 15 acquisition. Project debt is non-recourse to the Company and amortizes during the term of the respective revenue generating contracts of the Projects. The range of interest rates on long-term Project debt at December 31, 2006 was 3.25% to 9.5%.

(b) Subordinated Notes

As of December 31, 2006, the Company had $336,840 outstanding principal amount of Subordinated Notes due 2016. The notes pay only interest at a rate of 11% until their maturity.

(c) Convertible Debentures

The Debentures pay interest semi-annually on April 30 and October 31 each year, commencing on April 30, 2007. The Debentures mature on October 31, 2011 and are convertible into approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, at any time, at the option of the holder, representing a conversion price of Cdn$12.40 per IPS.

(d) Project Contracts

Each Project typically has a set of contracts that include the following obligations of the Project partnerships, all of which are non-recourse to the Company. Therefore, specific contracts for individual Projects are not discussed in detail in the MD&A or included in Contractual Obligations table above. Following are general characteristics of the typical contracts at the Projects:

- PPAs generally allow Projects to pass through their fuel costs. See the table in the "Project Portfolio" section in this MD&A with respect to off-takers and durations.
- Fuel supply agreements may have minimum volume requirements.
- Fuel transportation agreements incorporate capacity reservation/demand payments for natural gas, or shipping cost per ton of coal.
- Steam sales agreements typically have a tenor that matches that of the related PPA and are designed to meet regulatory requirements for thermal load/efficiency at fossil fuel plants.
- Operating and maintenance agreements provide for services provided by third parties or owners.
- Long term service agreements may be in place for gas or steam turbine inspections and overhauls.
- Site lease agreements grant use of project land where Projects do not own the site.

Further information about the Projects' agreements is contained in the Company's annual information form dated March 28, 2007, which is available on SEDAR's website at www.sedar.com.

(e) Financial Instrument Contracts

Please see the discussion in the "Financial and Other Instruments" section in this MD&A.

(f) Credit Facility

Please see the discussion in the "Liquidity and Capital Resources" section of this MD&A.

(g) Management and Incentive Fees

The Company pays a management fee under the management agreement executed in November 2004 among the Company, Holdings and the Manager (the "Management Agreement") that is subject to adjustment for acquisitions as agreed to by the Company and the independent members of Holdings' Board of Managers, plus incentives, inflation adjustment and expenses. See "Related Party Transactions" in this MD&A for additional details. The Company paid the Manager $894 and $435 in aggregate base management and incentive fees during the twelve months ended December 31, 2006 and 2005, respectively.

RELATED PARTY TRANSACTIONS

The Manager has been engaged under the Management Agreement to provide certain management and administrative services to the Company and Holdings, for which it is paid: (1) an annual base management fee, (2) reimbursement of costs, and (3) an incentive fee equal to 25% of the excess in distributions paid to IPS holders and Existing Investors during the year above Cdn. $1.00 per IPS. The Management Agreement has an initial term of 20 years from the IPO completed in November 2004. The Company paid the Manager $340 and $300 for the annual base management fee, $554 and $135 in incentive fees and $3,005 and $2,554 for cost reimbursements during the years ended December 31, 2006 and 2005, respectively.

The Manager receives administrative and office support services from ArcLight under a management support agreement executed in November 2004 among the Manager, ArcLight and the Company. This agreement also requires the ArcLight Funds and their affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Holdings, investment opportunities that do not fit within the investment guidelines for the ArcLight Funds or other investment funds managed by ArcLight or its affiliates.
Through December 1, 2006, the Manager sublet its office space from ArcLight Capital Partners, LP ("ArcLight"), under a sublease agreement. The agreement was terminated on December 1, 2006.

The Manager is owned indirectly by the ArcLight Funds. Subsidiaries of the ArcLight Funds, in conjunction with a subsidiary of Caithness, owned 41.9% of Holdings' common membership interests after the IPO, but reduced their interest to 29.9% in October 2005 and further reduced their interest to approximately 14.0% in October 2006. In February 2007, the Company acquired all of the remaining interest of the Existing Investors in Holdings.

As of the date hereof, there are six members of the Board of Managers of Holdings consisting of the four directors of the Company, as well as the President and Chief Executive Officer and the Chief Financial Officer of the Manager. These two individuals may not vote on any proposed acquisitions by Holdings of projects in which the ArcLight Funds have an ownership interest.

At the time of the IPO, Holdings was granted a right of first offer ("ROFO") on eleven power-producing projects owned by the ArcLight Funds. The acquisition of a 40% indirect interest in Chambers Cogeneration LP in September 2005 is the only asset that has been acquired under the terms of the ROFO agreement. As of December 31, 2006, a 90 MW project located in Florida is the only project that remains subject to the ROFO agreement.

Caithness has an indirect ownership interest in one of the Existing Investors. Subsidiaries of Caithness provide operations, maintenance and accounting at four of the Projects and administrative and project management functions for an additional eight Projects under agreements which are in effect until December 2011 and renewable thereafter. During the three- and twelve-month periods ended December 31, 2006, Holdings incurred fees and expenses of $688 and $2,976 respectively, for these services provided by Caithness.

FINANCIAL AND OTHER INSTRUMENTS

The Company uses forward foreign currency contracts to manage its exposure to changes in foreign exchange rates, as the Company earns its income principally in the United States and has the obligation to make distributions predominantly in Canadian dollars. Since its inception, the Company has established a hedging strategy for the purpose of reinforcing the long-term sustainability of its distributions. The Company has executed this strategy by entering into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2011 at the current annual distribution level of Cdn$1.06 per IPS to all holders including the Existing Investors, as well as interest payments on the Subordinated Notes. It is the Company's intention to periodically extend the length of these forward contracts by one additional year. Changes in the fair market value of the Company's forward contracts partially offset exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations. The following table summarizes the Company's forward foreign currency contracts with monthly settlement terms as of December 31, 2006:

	NOTIONAL MONTHLY AMOUNTS		
Period	**Sell U.S. Dollars**	**Buy Canadian Dollars**	**Average Rate**
Currrent - 2009	4,811	5,800	1.2055
2010	5,167	5,800	1.1225
2011	5,494	5,800	1.0557

In addition to the forward contracts in the table above that settle on a monthly basis, the Company has executed forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make semi-annual payments on the Debentures. The contracts provide for the purchase of Cdn. $2.1 million and Cdn. $1.9 million in April 2007 and October 2007, respectively, at a rate of 1.1240 Canadian dollars per U.S. dollar and the purchase of Cdn. $1.9 million in April and in October of 2008 through 2011 at a rate of 1.1075 Canadian dollars per U.S. dollar.

The foreign exchange forward contracts are carried at estimated fair value based on quoted market value. Mark-to-market adjustments of the foreign currency forward contracts are reflected in foreign exchange gains and losses. The foreign exchange contracts are classified as other assets. See "Results of Operations for the Three and Twelve Month Periods Ended December 31, 2006 – *Administrative expenses*" in this MD&A for additional details related to foreign exchange gains and losses recognized.

Certain of the Projects also use interest rate swaps to manage fluctuations in interest rates and natural gas forwards or swaps to minimize the effects to cash flow of changing natural gas prices, which is a major component of project expenses. Some of these contracts have been designated as hedges for accounting purposes. In addition, other Projects have entered into natural gas contracts with pricing terms designed to minimize the impact of gas price volatility on operating margins.

The Company has an Indexed Swap under which it receives monthly payments based upon the differential between an indexed contract price and a market reference price for electricity through June 2008. In order to lock in favorable gas, power, and capacity pricing under the Indexed Swap, the Company has entered into an Indexed Swap Hedge. For further details on the Indexed Swap Hedge, please see Note 8 of the Company's audited consolidated financial statements for the twelve months ended December 31, 2006.

The values of all of the financial instruments described above are subject to changes in market prices. Management of the Company monitors these risks and the market values of these financial instruments and periodically reviews its risk management strategies as market conditions change.

ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. During the periods presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property, plant and equipment and PPAs, the recoverability of equity investments, the recoverability of future tax assets and the fair value of financial instruments and derivatives.

The Company has acquired the majority of its long-term assets through acquisitions. In applying the purchase method of accounting, the Company is required to estimate the fair value of the assets acquired including the property, plant and equipment and intangible assets. The determination of these fair values is complex and involves significant judgments.

Revenue recognition is based on monthly invoices by the Projects to electricity and steam buyers and in one case with fluctuating rates over time, the average rate over the term of the PPA is used for revenue with the difference between cash received and revenue recognized as deferred revenue. Fixed asset valuations of power plants are based on depreciated replacement cost. Valuations of PPAs and fuel supply agreements are based on the incremental net present value of cash flows provided by the agreement as compared to the merchant value of the plant. The Company typically uses outside consultants to determine the merchant value of a facility. On an ongoing basis, the Company monitors the performance of the facilities to determine if any recoverability issues exist or if any change in the useful life of the facility is required.

The future tax asset valuation allowance has been determined pursuant to the provisions of CICA 3465, *Income Taxes*, including the Company's estimation of future taxable income, where necessary, and is adequate to reduce the total future tax asset to an amount that will more likely than not be realized. The Company incurred taxable income for the nine-month period ended December 31, 2005 and taxable income for the nine-month period ended December 31, 2006. During the third quarter of 2006, the Company completed its 2005 tax returns and recorded an income tax benefit in the amount of $2.2 million, representing an adjustment in the estimated amounts of tax that were previously recorded. The Company has provided a valuation allowance to reduce net future tax assets to an amount expected to be recovered in the foreseeable future.

The fair value of financial instruments and derivatives such as the forward foreign currency contracts, interest rate swaps and natural gas swaps are typically based on market quotes. The Company also has an Indexed Swap and related hedge agreement, discussed in Note 8 to the Company's audited consolidated financial statements for the twelve months ended December 31, 2006. The fair value of these agreements are based on estimated future cash flows taking into account certain assumptions, including forecasts or future energy prices, inflation rates, discount rates and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair values of these agreements.

For additional information regarding accounting policies and estimates, please see Note 1 of the Company's audited consolidated financial statements for the twelve months ended December 31, 2006.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments — Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, *Financial Instruments — Recognition and Measurement*, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, *Comprehensive Income*, and Section 3251, *Equity*, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements in Section 1530.

Hedges

In January 2005, the CICA released new Handbook Section 3865, *Hedges*, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional.

All of the new pronouncements described above will be implemented by the Company as of January 1, 2007. The Company is in the process of finalizing its implementation of these new standards and assessing the impact on its consolidated financial position and results of operations.

COMMITMENTS AND CONTINGENCIES

The Chambers partnership, in which Holdings owns a 40% indirect interest, filed suit against its coal supplier, Consol Pennsylvania Coal Company and related entities, over a disagreement involving the pricing of a portion of the annual coal deliveries to the plant. Chambers was seeking, among other things, (1) a declaratory judgment regarding the terms of the agreement, (2) damages for missed deliveries, and (3) injunctive relief to ensure delivery of all coal requested under the contract. The coal supplier had asserted affirmative defenses and counterclaims in its answer. In the third quarter of 2006, the matter was settled for an amount that was not material to the project.

The Rumford cogeneration facility purchases its coal from Massey Coal Sales Company ("Massey"). Massey's coal is delivered through a Sprague Energy Corp. ("Sprague") marine terminal. Massey and Sprague had disputed terms and compensation for certain terminal services provided by Sprague and Massey had asserted that Rumford also had failed to pay certain amounts due under the coal supply agreement. In the third quarter of 2006, the dispute was settled for an amount that was not material to the project.

From time to time, the Company and its subsidiaries and Projects are parties to disputes and litigation that arise in the normal course of business. The Company assesses its exposure to these matters and records estimated loss contingencies when a loss is likely and can be reasonably estimated. There are no matters pending as of December 31, 2006 which are expected to have a material impact on the Company's financial position or results of operations.

OUTSTANDING SHARE DATA

The Company had 61,470,500 IPSs outstanding at December 31, 2006 as compared to 44,339,500 IPSs which were outstanding at December 31, 2005. As of March 27, 2007, 61,470,500 IPSs were outstanding.

The Debentures are convertible to into approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, at any time, at the option of the holder, representing a conversion price of Cdn$12.40 per IPS. As of December 31, 2006, approximately 4,838,700 IPSs would be required to be issued if all of the outstanding Debentures were converted to IPSs.

OUTLOOK

In order to maintain stable distributions and provide long term growth, the Company will continue to focus on enhancing the financial performance of the existing Projects and pursuing accretive acquisitions predominantly in the U.S. market.

PPAs in the portfolio have various expiration dates as listed in the "Project Portfolio" table in this MD&A. In each case, the Project's partners plan for such expirations by evaluating various options in the market in order to continue maximizing project cash flows. For example, partners of Projects with PPA expirations in 2008 have already begun efforts to provide for potential new or extended power purchase arrangements. The new arrangements may involve responses to utility solicitations for capacity, direct negotiations with the original purchasing utility for PPA extensions, arrangements with other creditworthy parties for tolling agreements, PPAs or the use of derivatives to lock in stable power and/or fuel prices beyond the sport markets. Management has not assumed that pricing under existing PPAs will necessarily be sustained after PPA expirations.

In 2009, the gas supply agreement at Lake will expire, whereas the PPA extends until 2013. While it is still somewhat early to work on extending this agreement or entering into a new agreement, Management is monitoring forward prices in that market. The current gas agreement provides pricing that is currently below market, so management assumes that margins at Lake may fall in 2010 and beyond. Other options to maximize cash flow at Lake include a PPA restructuring and extension, and an analysis is being performed on a possible upgrade of the Project's turbines.

RISK FACTORS

Atlantic Power's future performance and its ability to generate sufficient cash flow to meet its monthly cash distributions to holders of IPSs, and the Common Shares and Subordinated Notes represented thereby, and to holders of Debentures, are subject to a number of risks and uncertainties. Any of these risks and uncertainties could have a material adverse effect on the Company's results of operations, business prospects, financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares, Subordinated Notes or Debentures or on the market price or value of IPSs, Common Shares or Subordinated Notes. In addition to the summary of certain risk factors below and other information contained or incorporated by reference in this MD&A, the "Risk Factors" section in the Company's annual information form dated March 28, 2007 should be given careful consideration and is incorporated by reference herein. Additional risks and uncertainties not currently known to the Company or management of the Manager, or that the Company or management of the Manager currently consider immaterial, may also impair operations of the Company. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of the Company, and the ability of the Company to make distributions on the IPSs, the Common Shares and Subordinated Notes represented thereby, and the Debentures, could be materially adversely affected. The Company's annual information form is available on SEDAR's website at www.sedar.com.

The following is a summary of the primary risks facing the Company, with further discussion of risk factors found in the Company's Annual Information Form dated March 28, 2007.

Revenue May be Reduced Upon Expiration or Termination of PPAs

Power generated by the Projects, in most cases, is sold under PPAs that expire at various times. In addition, these PPAs may be subject to termination in certain circumstances, including default by the Project owner or operator. When a PPA expires or is terminated, it is possible that the price received by the relevant Project for power under subsequent arrangements may be reduced significantly. It is possible that subsequent power purchase arrangements may not be available at prices that permit the operation of the Project on a profitable basis. If this occurs, the affected Project may temporarily or permanently cease operations.

The Projects Depend on their Electricity and Thermal Energy Customers

Each Project relies on one or more PPAs, steam sales agreements or other agreements with one or more utilities or other customers for a substantial portion of its revenue. The amount of cash available for distribution to holders of IPSs, Common Shares and Subordinated Notes is highly dependent upon customers under such agreements fulfilling their contractual obligations. There is no assurance that these customers will perform their obligations or make required payments to the Project Operating Entities.

Certain Projects are Exposed to Fluctuations in the Price of Electricity and Fuels

While a majority of the off-takers of the Projects are contractually obligated to purchase electricity output under long-term PPAs, and a portion of the revenues under the contracts is typically a relatively fixed capacity payment, variable payments made for energy produced will depend on escalators based on fluctuations in electricity and/or fuel prices and possibly inflation, which may not effectively hedge the Project's operating margins relative to changes in variable inputs. In addition, should any of the long-term PPAs expire or terminate, the Manager or the relevant Project operator will be required to either negotiate new PPAs or sell into the electricity wholesale market, in which case the changed price relationships between electricity revenues and variable inputs may result in operating margin reduction or elimination.

Predicting Project Cash Flows Over the Long Term Is Difficult

Due to the many uncertainties described in this risk factors section that could materially affect future revenues or expenses, it can be difficult to make long term projections of the Company's operating margins.

Operations are Subject to the Provisions of Various Energy Laws and Regulations

Generally, in the United States, the Company's projects are subject to regulation by the FERC regarding the terms and conditions of wholesale service and rates, as well as by state agencies regarding PPAs entered into by Qualify Facility ("QF") projects and the siting of the generation facilities. The majority of the Company's generation is sold by QF projects under PPAs that required approval by state authorities.

On August 8, 2005, EPAct 2005 was enacted, which removed certain regulatory constraints on investment in utility power producers by repealing the Public Utility Holding Company Act of 1935 ("PUHCA 1935") and enacting the Public Utility Holding Company Act of 2005 ("PUHCA 2005"). EPAct 2005 also limited the requirement that electric utilities buy electricity from QFs to certain markets that lack competitive characteristics. Finally, EPAct 2005 amended and expanded the reach of FERC's corporate merger approval authority under section 203 of the Federal Power Act ("FPA"). Over the last several months, FERC has issued final rulemakings implementing these provisions of EPAct 2005.

If any Project that is a QF were to lose its status as a QF, then such Project may no longer be entitled to exemption from provisions of PUHCA 2005 or from provisions of the FPA and state law and regulations. Loss of QF status could trigger defaults under covenants to maintain QF status in the PPAs, steam sales agreements and Project-level debt agreements and result, if not cured within allowed cure periods in termination of agreements, penalties or acceleration of indebtedness under such agreements, plus interest.

The Projects would also have to file with FERC for market-based rates or file for acceptance for filing of the rates set forth in the applicable PPA and its rates would then be subject to initial and potentially subsequent reviews by FERC under the FPA, which could result in reductions to the rates.

In connection with its first transmission investment: Path 15, the Company will be required to have its Path 15 operating subsidiary make a triennial filing with the Federal Energy Regulatory Commission ("FERC") for review of certain aspects of its rate recovery, such as the allowed return on equity. The first such filing will be in late 2007 for the 2008-2010 rate recovery period. While the Company believes that Path 15's current rate recovery assumptions are supported both by other recent analogous FERC precedents and recent FERC policy statements, it is possible that such rate reviews result in a lower allowed return on equity or other changes that could have a material affect on the project's revenues.

EPAct 2005 provides incentives for various forms of electric generation technologies, which may subsidize our competitors. In addition, EPAct 2005 requires the FERC to select an industry self-regulatory organization which will impose mandatory reliability rules and standards. Among other things, FERC's rules implementing these provisions allow such reliability organizations to impose sanctions on generators that violate their new reliability rules.

The Company's projects require licenses permits and approvals which can be in addition to any required environmental permits. No assurance can be provided that we will be able to obtain, comply with and renew as required all necessary licenses, permits and approvals for these facilities. If we cannot comply with and renew as required all applicable regulations, our business, results of operations and financial condition could be adversely affected.

We cannot provide assurance that the introductions of new laws, or other future regulatory developments, will not have a material adverse impact on our business, operations or financial condition.

Projects are Subject to Significant Air Emissions Regulations

Environmental laws and regulations have generally become more stringent over time, and this trend may continue. In particular, the U.S. Environmental Protection Agency, or EPA, has recently promulgated regulations requiring additional reductions in nitrogen oxides, or NOx and sulfur dioxide, or SO2, emissions, commencing in 2009 and 2010 respectively, and has also promulgated regulations requiring reductions in mercury emissions from coal-fired electric generating units, commencing in 2010 with more substantial reductions in 2018.

Moreover, certain of the states in which we operate have promulgated air pollution control regulations which are more stringent than existing and proposed federal regulations. Specifically, there is a proposed multi-state carbon cap-and-trade program known as the Regional Greenhouse Gas Initiative, or RGGI, which would apply to the Company's fossil-fueled facilities in the Northeast, primarily Chambers and Rumford, which utilize coal. A model rule for implementation of RGGI is expected to be released within the next few months.

In 2006, the State of California passed legislation initiating two programs to control/reduce the creation of greenhouse gases ("GHG"). The two laws, more commonly known as Assembly Bill ("AB") 32 and Senate Bill ("SB") 1368, are currently in the regulatory rulemaking phase which will involve public comment and negotiations over specific provisions.

Under AB 32 a GHG emissions cap is mandated on all major sources (not limited to the electric sector). In order to do so, regulations will be adopted for the mandatory reporting and verification of GHG emissions and to reduce statewide emissions of GHG to 1990 levels by 2020. This will most likely require that electric generating facilities reduce their emissions of GHG or pay for the right to emit by the implementation date of January 1, 2012. The program has yet to be finalized and the decision as to whether allocations will be distributed or auctioned will be determined in the rulemaking process that is currently underway. This could affect the Company's coal-fired Stockton Project and to a much lesser extent, if at all, its Badger Creek Project.

SB 1368 added the requirement to establish a GHG emission performance standard and implement regulations for power purchase agreements that exceed five years entered into prospectively by publicly-owned electric utilities. Provisions are under consideration in the rulemaking to allow facilities that have higher CO2 emissions to be able to negotiate PPA's for up to a five-year period or sell power to entities not subject to SB 1368. This statute may limit Stockton's ability to extend its PPA with PG&E (which currently expires in early 2008) beyond the five year limit.

In addition to the regional initiatives, legislation for the regulation of GHG has been introduced at the federal level and if passed, may eventually override the regional efforts with a national cap and trade program.

The Projects Depend on Suppliers Under Fuel Supply Agreements and Increases in Fuel Costs may Adversely Affect the Profitability of the Projects

Revenues in respect of the Projects may be affected by the availability, or lack of availability, of a stable supply of fuel at reasonable prices. To the extent possible, the Projects attempt to match fuel costs to PPA energy payments. To the extent that fuel costs are not matched directly to PPA energy payments, increases in fuel costs may adversely affect the profitability of the Projects.

The amount of energy generated at the Projects is highly dependent on suppliers under certain fuel supply and transportation agreements fulfilling their contractual obligations. The loss of significant fuel supply agreements or an inability or failure by any supplier to meet its contractual commitments may adversely affect cash distributions by the Company. The amount of energy generated at the Projects is also dependent upon the availability of natural gas, coal, oil or biomass. There can be no assurance of the long-term availability of such resources.

Upon the expiry or termination of existing fuel supply or transportation agreements, the Manager or Project operators will have to renegotiate these agreements or may need to source fuel from other suppliers. There can be no assurance that the Manager or Project operators will be able to renegotiate these agreements or enter into new agreements on similar terms. Furthermore, there can be no assurance as to availability of the supply or pricing of fuel under new arrangements. The gas supply contract expiration in 2009 at the Company's Lake Project is discussed in the "Outlook" section of this MD&A.

U.S. Federal Income Tax Risks

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences generally applicable to a holder of Common Shares and Subordinated Notes, as represented by IPSs, will not be changed in a manner which adversely affects Non-U.S. Holders.

There is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes as part of a unit that includes common shares of the Company. In light of this absence of direct authority, it cannot be concluded with certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Company intends to take the position that the Subordinated Notes are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Subordinated Notes would be re-characterized as non-deductible distributions with respect to the Company's equity, and the Company's net taxable income and thus its U.S. federal income tax liability would be materially increased. As a result, the Company's after-tax cash flow would be reduced and the Company's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares could be materially and adversely impacted.

Recent Canadian Federal Income Tax Proposals

On December 21, 2006, the Department of Finance (Canada) released for public comment draft legislation significantly modifying the income tax rules applicable to certain publicly listed trusts and partnerships. An investment in IPSs does not involve a publicly listed trust or partnership but an investment in IPSs shares certain characteristics with investments in publicly listed trust or partnership entities that are the subject of the draft legislation and the proposals first announced on October 31, 2006. The proposals of October 31, 2006 indicated that although the details outlined therein reflected the then present intentions of the Government, any aspect of these measures may be changed accordingly and possibly with retroactive effect if there should emerge structures or transactions that are clearly devised to frustrate the policy objectives underlying the proposals. Management believes that the proposed rules do not apply to the Company and do not alter the tax consequences of an investment in Common Shares and Subordinated Notes represented by IPSs. However, there is no assurance that the December 21, 2006 draft legislation and, more generally, Canadian federal income tax laws and administrative policies will not be changed in a manner that adversely affects the holders of Common Shares and Subordinated Notes represented by IPSs.

DISCLOSURE CONTROLS AND PROCEDURES

Based on the requirements of Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*, the Chief Executive Officer and Chief Financial Officer of the Manager have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Multilateral Instrument 52-109) as of December 31, 2006. Based on that evaluation, the Chief Executive Officer and Financial Officer of the Manager have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

The Company's management has designed its internal control over financial reporting as of December 31, 2006 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with GAAP.

ADDITIONAL INFORMATION

Additional information is available on the Company's website at www.atlanticpowercorporation.com, or under the Company's profile on the SEDAR website at www.sedar.com.

The following tables represent unaudited non-GAAP supplementary financial information provided for informational purposes. Please see "Non-GAAP Financial Measures" and "Results of Operations for the Three and Twelve Month Periods Ended December 31, 2006 – *Supplementary Financial Information*" for additional details about the supplementary information.

PROJECT EBITDA

(In thousands of U.S. dollars)	Three months ended December 31 2006	Three months ended December 31 2005	Year ended December 31 2006	Year ended December 31 2005
	(Unaudited)		(Unaudited)	
EBITDA from consolidated and proportionately consolidated projects				
Badger	1,290	1,176	4,188	4,656
Chambers	3,684	7,152	23,984	9,058
Koma Kulshan	107	245	758	694
Lake	6,612	7,217	28,970	25,957
Mid-Georgia	688	1,769	4,461	5,251
Onondaga	938	(427)	5,267	3,939
Orlando	2,361	3,204	10,040	8,998
Pasco	3,226	3,836	9,761	13,782
Stockton	1,014	586	1,915	2,577
Topsham	812	560	2,523	1,449
Path 15	7,815	-	9,270	-
Other	164	-	645	426
Total EBITDA from consolidated and proportionately consolidated projects	28,711	25,318	101,782	76,787
Amortization	11,965	13,607	40,676	36,280
Interest expense, net	6,298	1,139	16,795	5,712
Other income	-	-	(2,499)	-
Earnings from consolidated and proportionately consolidated projects	10,448	10,572	46,810	34,795
EBITDA from equity projects				
Delta Person	529	484	2,457	1,984
Gregory	2,176	1,307	6,066	5,278
Jamaica	741	607	3,432	3,935
Masspower	-	(298)	-	3,186
Rumford	237	1,861	1,479	7,238
Selkirk	5,443	801	16,838	14,281
Other	(136)	71	(229)	(124)
Total EBITDA from equity projects	8,990	4,833	30,043	35,778
Amortization	3,369	9,162	13,061	20,088
Interest expense, net	1,488	843	5,892	6,433
Other (income)/expense	(72)	(2,405)	170	(5,015)
Income tax	48	146	482	811
Equity earnings, net	4,157	(2,913)	10,438	13,461
Project income				
Total EBITDA from all projects	37,701	30,151	131,825	112,565
Amortization	15,334	22,769	53,737	56,368
Interest expense, net	7,786	1,982	22,687	12,145
Other (income) expense	(72)	(2,405)	(2,329)	(5,015)
Income tax	48	146	482	811
Project income	14,605	7,659	57,248	48,256
Earnings from consolidated and proportionately consolidated projects	10,448	10,572	46,810	34,795
Equity earnings, net	4,157	(2,913)	10,438	13,461
Project income	14,605	7,659	57,248	48,256

(1) EBITDA, earnings before interest, taxes, depreciation and amortization, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide comparative information about Project performance.

RECONCILIATION OF PROJECT DISTRIBUTIONS

For the twelve months ended December 31, 2006
(In thousands of U.S. dollars)
(Unaudited)

	EBITDA	Indexed Swap and Hedge Settlements and Other Income	Repayment of Long Term Debt	Interest Expense, Net	Capital Expenditures	Change in Working Capital and Other Items	Project Distribution Received
Consolidated and proportionately consolidated projects							
Lake	28,970	-	(108)	32	(716)	483	28,660
Chambers	23,984	-	(9,550)	(8,969)	(225)	1,068	6,307
Orlando	10,040	-	(3,461)	(227)	-	898	7,250
Pasco	9,761	-	(5,198)	(792)	(1,395)	3,177	5,553
Path 15	9,270	-	(3,779)	(3,235)	-	4,539	6,795
Onondaga	5,267	22,742	-	67	-	(10,501)	17,575
Mid-Georgia	4,461	-	(2,228)	(3,169)	-	935	-
Badger	4,188	-	-	41	-	(479)	3,750
Topsham	2,523	-	(1,885)	(586)	-	(52)	-
Stockton	1,915	-	-	114	(1,242)	1,213	2,000
Koma Kulshan	758	-	(976)	(71)	(63)	352	-
Other	645	-	-	-	-	(645)	-
Total consolidated and proportionately consolidated projects	101,782	22,742	(27,185)	(16,795)	(3,641)	988	77,890
Equity projects							
Selkirk	16,838	-	(4,290)	(3,464)	(107)	(733)	8,245
Gregory	6,066	-	(743)	(1,140)	(210)	(3,972)	-
Jamaica	3,432	-	(1,626)	(571)	(1,187)	73	120
Delta Person	2,457	-	(795)	(1,000)	-	(662)	-
Rumford	1,479	-	-	145	(206)	902	2,320
Masspower	-	-	-	-	-	-	
Other	(229)	-	-	138	-	1,205	1,115
Total equity projects	30,043	-	(7,454)	(5,892)	(1,710)	(3,187)	11,800
Total all projects	131,825	22,742	(34,639)	(22,687)	(5,351)	(2,199)	89,690

SUPPLEMENTARY INCOME STATEMENT INFORMATION

For the twelve months ended December 31, 2006

(In thousands of U.S. dollars)

(Unaudited)

	Consolidated and Proportionately Consolidated Projects	Proportionate Consolidation of Equity Investments (1)	Corporate
INCOME STATEMENT			
Project revenue			
Energy sales	224,626	123,244	-
Transmission Services	10,090		
Indexed swap	4,509	-	-
Other	3,633	12,575	-
	242,858	135,819	-
Project expenses			
Fuel	92,150	81,450	-
Operations and maintenance	42,176	16,997	-
Project operator fees and expenses	6,751	7,499	-
Amortization	40,676	13,061	-
	181,753	119,007	-
Project other income and (expenses)			
Interest expense, net	(16,795)	(5,891)	-
Other income	2,499	-	-
Income tax expense	-	(483)	-
	(14,296)	(6,374)	-
Project income	46,809	10,438	-
Administrative and other expenses			
Management fees and administration	-	-	6,367
Amortization of deferred financing costs	-	-	1,029
Interest, net	-	-	31,589
Distribution, non-controlling interest	-	-	15,107
Change in fair value of non-controlling interest	-	-	3,692
Foreign exchange (gain) loss	-	-	1,295
	-	-	59,079
Net income before tax	46,809	10,438	(59,079)
Income tax expense	-	-	577
Net income	46,809	10,438	(59,656)

(1) Non-GAAP measure showing the composition of revenues and expenses based on the Company's proportionate ownership of the Projects accounted for under the equity method.

SUPPLEMENTARY BALANCE SHEET INFORMATION

As of December 31, 2006
(In thousands of U.S. dollars)
(Unaudited)

	Consolidated and Proportionately Consolidated Projects	Proportionate Consolidation of Equity Investments (1)	Corporate
ASSETS			
Current assets			
Cash and cash equivalents	21,677	5,710	28,769
Reserve fund	-	-	18,181
Restricted cash	37,433	19,081	74,433
Current portion of indexed swap	33,016	-	-
Accounts receivable	37,465	9,262	(1,410)
Prepayments, supplies and other	8,592	4,237	587
Income tax receivable	-	-	12,415
	138,183	38,290	132,975
Property, plant and equipment	411,180	65,958	-
Transmission System Rights	218,846		
Power purchase agreements	85,274	65,298	-
Goodwill	79,158	-	-
Long-term portion of indexed swap	17,108	-	-
Deferred financing costs	215	15	10,775
Other	1,702	2,220	3,886
	951,666	171,781	147,636
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	28,220	9,663	2,613
Revolving credit facility	-	-	-
Current portion of long-term debt	35,168	9,358	51,000
Deferred Revenue	6,833	-	-
Current portion of indexed swap hedge	11,612	-	-
Interest payable on subordinated notes	-	-	3,873
Distribution payable, non-controlling interest	-	-	669
Dividends payable	-	-	1,872
Other	3,578	-	-
	85,411	19,021	60,027
Long-term debt	342,412	70,735	-
Other liabilities, non-controlling interest	-	-	336,840
	-	-	51,484
Subordinated notes	-	-	76,888
Indexed swap hedge	7,377	-	-
Deferred tax liability	12,050	-	5,052
Other liabilities	35,417	5,052	-
	482,667	94,808	530,291
Shareholders' equity			
Common stock	-	-	216,636
Project equity	468,999	76,973	(545,972)
Retained earnings (deficit)	-	-	(53,236)
Total shareholders' equity	468,999	76,973	(382,572)
	951,666	171,781	147,719

(1) Non-GAAP measure showing the composition of assets and liabilities based on the Company's proportionate ownership of the Projects accounted for under the equity method.

Form 52-109F1 - Certification of Annual Filings

I, Barry Welch, Chief Executive Officer of Atlantic Power Management, LLC, the Manager of Atlantic Power Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation (the issuer) for the period ending on December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2007

"Barry Welch"

Barry Welch
Chief Executive Officer
Atlantic Power Management, LLC
As Manager of
Atlantic Power Corporation

AtlanticPower Corporation

ATLANTIC POWER CORPORATION

ANNUAL INFORMATION FORM

MARCH 28, 2007

TABLE OF CONTENTS

GLOSSARY OF TERMS

In this annual information form, the following terms will have the meanings set forth below, unless otherwise indicated. All amounts herein are in U.S. dollars, unless otherwise indicated. Words importing the singular include the plural and vice versa and words importing any gender include all genders:

"**Acquisition Agreements**" means, collectively, the agreements dated as of November 10, 2004 among the Company, Atlantic Holdings and each of the Existing Investors respecting, among other things, the acquisition by Atlantic Holdings of the Project Holding Entities from the Existing Investors.

"**Acquisition Credit Facility**" means the term loan credit facility extended to the Company for the purpose of assisting in the financing of the Path 15 Acquisition.

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Ontario).

"**Amended Credit Facility**" means the amended credit agreement dated as of November 18, 2004 (as may be amended from time to time) as amended through the fourth amendment dated as of October 11, 2006 entered into among Atlantic Holdings and a syndicate of financial institutions.

"**APM**" means Atlantic Power Management Holdings, LLC.

"**ArcLight**" means ArcLight Capital Partners, LLC.

"**Atlantic Holdings**" means Atlantic Power Holdings, LLC, a limited liability company formed under the laws of Delaware.

"**avoided cost**" means the incremental expense that a utility would incur to either generate or purchase from an outside source electricity, capacity or both.

"**Btu**" means British thermal unit.

"**business day**" means a day other than a Saturday, Sunday or other day on which banking institutions in the Province of Ontario are authorized or required by law to close.

"**CAISO**" means the California Independent System Operator.

"**Caithness**" means Caithness Energy, LLC

"**Capital Stock**" means: (i) in the case of a corporation, corporate stock or equity interests, including, without limitation, corporate stock represented by IPSs and corporate stock outstanding upon the separation of IPSs into the securities represented thereby; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

"**CDS**" means CDS Clearing and Depository Services Inc.

"**Chambers**" means Chamber Cogeneration LP.

"**Change of Control**" means the occurrence of any of the following events:

(i) the sale, lease or transfer to any person or group, in one or a series of related transactions, of the Company's or Atlantic Holdings' assets generating more than 66 $^{2}/_{3}$% of the Company cash flow for the 12-month period ended on the last day of the most recent fiscal quarter to any person or group;

(ii) the adoption of a plan relating to the liquidation or dissolution of the Company or Atlantic Holdings;

(iii) the acquisition by any person or group of a direct or indirect interest in more than 50% of: (A) the Common Shares of the Company or the common membership interests of Atlantic Holdings; or (B) the voting power of the Company or Atlantic Holdings; by way or purchase, merger or consolidation or otherwise (other than a creation of a holding company that does not involve a change in the beneficial ownership of the Company as a result of such transaction); or

(iv) the merger or consolidation of the Company or Atlantic Holdings with or into another person or the merger of another person into the Company or Atlantic Holdings with the effect that immediately after such transaction the shareholders of the Company or the holders of common membership interests of Atlantic Holdings immediately prior to such transaction hold, directly or indirectly, less than 50% of the voting control over the person surviving such merger or consolidation, in each case other than the creation of a holding company that does not involve a change in the beneficial ownership of the Company or Atlantic Holdings as a result of such transaction.

"**Code**" means the *United States Internal Revenue Code of 1986*, as amended.

"**cogeneration**" means the simultaneous production of electricity and thermal energy in the form of heat or steam from a single fuel source.

"**Common Shares**" means the common shares in the capital of the Company.

"**Company**" means Atlantic Power Corporation.

"**Conversion Price**" means the price of Cdn$12.40 per IPS, being a ratio of approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, subject to adjustment in certain events in accordance with the Indenture, at which price each Debenture will be convertible into IPSs at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Company for redemption of the Debentures.

"**DBRS**" means Dominion Bond Rating Service Limited.

"**Debenture Indenture**" means the trust indenture dated October 11, 2006 between the Company and the Debentures Trustee, governing the terms of the Debentures.

"**Debenture Trustee**" means Computershare Trust Company of Canada.

"**Debentures**" means the 6.25% convertible secured debentures of the Company due October 31, 2011 issued pursuant to the Debenture Indenture as of the date of closing of the Offering, and "**Debenture**" means one of them.

"**DTC**" means Depository Trust Company.

"**EIA**" means the Energy Information Administration, a statistical agency of the U.S. Department of Energy.

"**EPAct of 1992**" means the United States *Energy Policy Act of 1992*.

"**EPAct of 2005**" means the United States *Energy Policy Act of 2005*.

"**Epsilon Funding**" means Epsilon Power Funding, LLC.

"**Equivalent Amount**" on any given date in one currency (the "first currency") of any amount denominated in another currency (the "second currency") means the amount of the first currency which could be purchased with such amount of the second currency at the rate of exchange approximately equal to the noon rate of exchange quoted by the Bank of Canada on such day for the purchase of the first currency with the second currency.

"**ERISA**" means the United States *Employee Retirement Income Security Act of 1974*, as amended.

"**ERISA Plan**" shall mean any employee benefit plan that is subject to the fiduciary and prohibited transaction provisions of ERISA and/or any plan that is subject to Section 4975 of the Code, any trust holding assets of such a plan, and any entity that is deemed to hold the assets of such a plan pursuant to 29 C.F.R. Section 2510.3-101, issued by the United States Department of Labor.

"**EWG**" means an exempt wholesale generator as defined under PUHCA **2005**.

"**Existing Investor Interests**" means the common membership interests and Class B preferred membership interests in Atlantic Holdings held by the Existing Investors.

"**Existing Investors**" means Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC.

"**FERC**" means the United States Federal Energy Regulatory Commission, an independent regulatory agency within the United States Department of Energy that, among other things, oversees regulatory matters relating to electricity projects.

"**FPA**" means the United States *Federal Power Act*, as amended.

"**Fund I**" means ArcLight Energy Partners Fund I, L.P.

"**Fund II**" means ArcLight Energy Partners Fund II, L.P.

"**Fund III**" means **ArcLight Energy Partners Fund III, L.P.**

"**gigawatt**" or "**GW**" means 1,000 megawatts of energy.

"**Global Debentures**" means Debentures issued in the form of fully registered global Debentures.

"**guarantee**" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) director or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any indebtedness or other obligations.

"**Guarantee**" means any guarantee of the obligations of the Company under the Debenture Indenture and the Debentures by any person in accordance with the provisions of the Debenture Indenture.

"**Guarantors**" means Atlantic Holdings, Teton Funding, Epsilon Funding, MP Power LLC, Teton East Coast Generation LLC, Teton Fuels Mid-Georgia LLC, Teton Selkirk LLC, Badger Power Generation I LLC, Badger Power Generation II LLC, Baker Lake Hydro LLC, Dade Investment, L.P., Geddes II Company LLC, Geddes Cogeneration Company LLC, MEP Rumford, LLC, NCP Dade Power LLC, NCP Houston Power LLC, NCP Pasco LLC, NCP Perry LLC, Olympia Hydro LLC, Onondaga Cogeneration Limited Partnership, Orlando Power Generation I LLC, Orlando Power Generation II LLC, Stockton Cogen (II) LLC, Teton Operating Services, LLC and Teton New Lake, LLC, and "**Guarantor**" means any one of them.

"**GWh**" means an amount of energy equivalent to one gigawatt of energy delivered continuously for one hour.

"**Heat rate**" is a measure of a thermal power plant's efficiency, usually measured in MMBtu's.

"**Indenture**" means the trust indenture dated November 18, 2004 among the Company, certain guarantors and Computershare Trust Company of Canada governing the Subordinated Notes.

"**IPO**" means the initial public offering of IPSs completed on November 18, 2004.

"**IPS Interest Payment Election**" has the meaning set forth under "Description of Debentures — IPS Interest Payment Election".

"**IPSs**" means the income participating securities of the Company.

"**IRS**" means the United States Internal Revenue Service.

"**kilowatt**" or "**kW**" means 1,000 watts of energy.

"**kWh**" means an amount of energy equivalent to one kilowatt of energy delivered continuously for one hour.

"**LTIP**" means the long term incentive plan of the Manager.

"**Management Agreement**" means the management agreement dated as of November 10, 2004 between the Manager, the Company and Atlantic Holdings, as it may be amended, supplemented and restated from time to time.

"**Management Support Agreement**" means the management support agreement between the Manager and ArcLight providing for, among other things, certain ArcLight employees to be available to provide administrative and office support services to the Manager.

"**Manager**" means Atlantic Power Management, LLC.

"**Maturity Date**" means October 31, 2011, the maturity date of the Debentures.

"**megawatt**" or "**MW**" means 1,000 kilowatts of energy.

"**MMBtu**" means one million Btu.

"**MWh**" means an amount of energy equivalent to one megawatt of energy delivered continuously for one hour.

"**NERC**" means the North American Electric Reliability Council.

"**Non-U.S. Holder**" means a Holder that is not: (i) a citizen or individual resident in the U.S. for U.S. federal tax purposes; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or a political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if (A) a court within the U.S. is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

"**Onondaga**" means Onondaga Cogeneration Limited Partnership.

"**Operating Agreement**" means the second amended and restated limited liability company agreement of Atlantic Holdings dated October 11, 2006, as amended, entered into among the Company, Atlantic Holdings and the Existing Investors governing the operation of Atlantic Holdings.

"**Path 15 Acquisition**" means the indirect acquisition by the Company of the equity interests of Path 15 Holdco whose principal asset is Path 15 Opco, owner of 72% of the TSRs relating to the Path 15 Project, pursuant to a Purchase and Sale Agreement.

"**Path 15 Holdco**" means Trans-Elect NTD Holdings Path 15, LLC, which has been renamed Atlantic Path 15 Holdings, LLC.

"**Path 15 Opco**" means Trans-Elect NTD Path 15, LLC, which has been renamed Atlantic Path 15, LLC.

"**Path 15 Project**" means the transmission line upgrade along the Path 15 transmission corridor located in central California.

"**PJM**" means the PJM Interconnection, a regional transmission organization that coordinates the movement of wholesale electricity in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia.

"**PPA**" means power purchase agreement.

"**PPM**" means PPM Energy.

"**Project Holding Entities**" means Teton Funding, Epsilon Power Partners, LLC, Harbor Capital Holdings, LLC, and Epsilon Funding, LLC.

"**Project Operating Entities**" means the limited partnerships, corporations or other entities that directly own the Projects.

"**Projects**" means the 15 power generation projects and the Path 15 Project described under "Description of the Business – Summary Table of the Projects" and "Project Descriptions".

"**PUHCA 1935**" means *Public Utility Holding Company Act of 1935*, as amended.

"**PUHCA 2005**" means the Public Utility Holding Company Act of 2005.

"**PURPA**" means the *Public Utility Regulatory Policies Act of 1978*, as amended.

"**Put Date**" means the date which is 30 days following the date the Company gives notice to a holder of Debentures of a Change of Control.

"**Put Price**" means 101% of the principal amount of the Debentures.

"**QF**" means a qualifying facility under the FPA, as amended by PURPA.

"**Reserve Account**" means the reserve account established by the Company at the time of its IPO to stabilize future cash distributions and fund acquisitions and other growth opportunities.

"**ROFO Projects**" means the 11 power generation projects described under "Description of the Business – Objectives and Business Strategy – Opportunity to Purchase ArcLight Projects".

"**S&P**" means Standard and Poor's, a division of The McGraw-Hill Companies, Inc.

"**Securities Commissions**" means the securities commissions or securities regulatory authority in the provinces and territories of Canada in which the Company is a reporting issuer (or equivalent).

"**Senior Secured Indebtedness**" means the principal of and the interest and premium (or any other amounts payable thereunder), if any, on:

(i) all secured indebtedness, liabilities and obligations of the Company and any Guarantor, whether outstanding on the date of the Debenture Indenture or thereafter created, incurred, assumed, or guaranteed in connection with the acquisition by the Company of any Guarantor of any businesses, properties or other assets of for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptance, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) or in connection with the acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptance, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any Significant Entity of the Company or any Guarantor, for payment of which the Company or Guarantor is responsible or liable, whether absolutely or contingently;

(ii) all secured obligations of the Company, any Guarantor or any Significant Entity under (A) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements, and (B) other agreements or arrangements designed to manage or hedge fluctuations in currency exchange, interest rates or commodity prices;

(iii) all indebtedness, liabilities and obligations under the guarantee(s) now or at any time hereafter granted by the Company, any Guarantor or any of their Significant Entities in respect of the obligations, liabilities and indebtedness under the credit agreements in connection with the Amended Credit Facility and the Acquisition Credit Facility; and

(iv) renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations,

unless in each case it is provided by the terms of the instrument creating or evidencing such secured indebtedness, liabilities or obligations that such secured indebtedness, liabilities or obligations are not superior in right of payment to Debentures which by their terms are subordinated, which for greater certainty includes the initial debentures; and "Senior Secured Indebtedness" shall, in all events, exclude the Subordinated Notes but include all of the obligations of the borrower, issuer and/or guarantor under the Amended Credit Facility and the Acquisition Credit Facility.

"**Separate Subordinated Notes**" means the approximately Cdn$39.5 million principal amount of Subordinated Notes issued and sold separately from the IPSs by the Company.

"**Significant Entity**" means, with respect to any person, (i) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which 40% or more of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such person or one or more of the other Significant Entities of that person or a combination thereof and (ii) any partnership, joint venture or limited liability company of which 40% or more of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such person or one or more of the other Significant Entities of that person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and such person owns or controls, directly or indirectly, 40% or more of the total equity and voting rights of the general partner of such entity.

"**Subordinated Indebtedness**" means, with respect to the Company, any Guarantor or any Significant Entity, (i) all indebtedness which is not senior indebtedness or *pari passu* indebtedness, (ii) the Subordinated Notes, (iii) all unsecured indebtedness or obligations of the Company, any Guarantor or any Significant Entity, and (iv) any indebtedness of the Company, any Guarantor or any Significant Entity that is subordinated pursuant to the terms of the instrument creating or evidencing such indebtedness.

"**Subordinated Notes**" means the 11.0% subordinated notes of the Company issued in accordance with the Indenture.

"**TAC**" means transmission access charges.

"**Targeted Cash Distribution**" means Cdn$1.00 per IPS and, following the maturity, redemption or repurchase of all the Subordinated Notes or the separation of all of the IPSs, means Cdn$0.3657 per Common Share.

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, in each case in effect on the date hereof.

"**Teton Funding**" means Teton Power Funding, LLC.

"**Treasury Regulations**" means the U.S. Treasury regulations (including final, temporary and proposed regulations) promulgated under the Code.

"**Trustee**" means Computershare Trust Company of Canada.

"**TSR**" means transmission system right.

"**TSX**" means the Toronto Stock Exchange.

"**Umatilla Funding**" means Umatilla Power Funding, LLC.

"**Underwriting Agreement**" means the underwriting agreement among the Company, Atlantic Holdings and certain underwriters dated September 22, 2006 entered into in connection with the offering of IPSs and the Debentures by way of a bought deal.

"**U.S. Holder**" means any Holder that is not a Non-U.S. Holder.

"**Vendors**" means New Transmission Development Company, United States Power Fund, L.P., Cardinal Power Funding, LLC (an affiliate of ArcLight) and TransValley Transmission LLC.

"**Western**" means Western Area Power Administration.

GENERAL

The information in this annual information form is stated as at December 31, 2006, unless otherwise indicated.

Certain capitalized terms used in this annual information form have the meaning set out under "Glossary of Terms". In this annual information form, references to "Cdn$" and "Canadian dollars" are to the lawful currency of Canada and references to "$", "US$" and "U.S. dollars" are to the lawful currency of the United States. All dollar amounts herein are in U.S. dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements in this annual information form may constitute "forward-looking statements", which reflect the expectations of Atlantic Power Management, LLC (the "Manager") regarding future growth, results of operations, performance and business prospects and opportunities of Atlantic Power Corporation (the "Company"), Atlantic Power Holdings, LLC ("Atlantic Holdings") and the Projects (as defined below). Such forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date of this annual information form. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under "Risk Factors". Although the forward-looking statements contained in this annual information form are based upon what are believed to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this annual information form and, except as expressly required by applicable law, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

THE COMPANY, ATLANTIC HOLDINGS, THE MANAGER AND ARCLIGHT

The Company

The Company is a corporation continued under the laws of the Province of British Columbia on July 8, 2005. The registered office of the Company is located at 355 Burrard Street, Suite 1900, Vancouver, British Columbia V6C 2G8 and the head office of the Company is located at 200 Berkeley Street, B-7, Boston, Massachusetts, USA 02117. The Company, through its wholly-owned subsidiary Atlantic Holdings, owns interests in a diversified portfolio of 15 power generation projects and one electric transmission line (collectively, the "Projects", and individually, a "Project") located predominantly in major markets in the United States. 15 of the Projects are located in nine states in the U.S. and one Project is located in Jamaica. The power generation Projects have an aggregate gross electric generation capacity of approximately 2,160 MW, and Atlantic Holdings' net ownership interest in the electric generation capacity of the Projects is approximately 860 MW.

Atlantic Holdings

Atlantic Holdings is a Delaware limited liability company. The registered office of Atlantic Holdings is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware, USA 19808 c/o Corporation Service Company and the head office of Atlantic Holdings is located at 200 Clarendon Street, Floor 25, Boston, Massachusetts, USA 02116.

The Manager

The Manager is a Delaware limited liability company owned by ArcLight Energy Partners Fund I, L.P.("Fund I") and ArcLight Energy Partners Fund II, L.P. ("Fund II"), which are investment funds managed by ArcLight Capital Partners, LLC ("ArcLight"), a Delaware limited liability company. The Manager provides management and administrative services to the Company and its subsidiaries pursuant to the terms of a management agreement dated as of November 10, 2004 (the "Management Agreement"). The Manager manages the business with the objective of providing holders of IPSs with stable and sustainable cash distributions in the form of interest payments on the Subordinated Notes and dividends on the Common Shares. The Manager is also focused on identifying additional acquisitions and investments for the Company, including acquisitions of, or investments in, power, energy, transmission, distribution, utility, infrastructure and related assets primarily in Canada and the U.S.

ArcLight

ArcLight, was founded in 2001 and is a leading specialized private equity firm exclusively focused on the energy industry. Through its three private equity funds, ArcLight manages over $4.6 billion of private equity capital, of which nearly $2.5 billion has already been committed or invested in over 60 transactions. ArcLight has substantial investments in power generation, gas storage, gas distribution, coal mining, distributed generation, cogeneration and other combined heat and power facilities, electric power transmission and oil and gas production assets.

The following chart illustrates in simplified form the structure of the Company and its indirect ownership interests in the Projects.



Investors Owning Separate Subordinated Notes
Public Investors
Investors Owning Separate Subordinated Notes
Common Shares (100%)
Subordinated Notes (Cdn $354.5 million)
Separate Subordinated Notes (Cdn $39.5 million)
ArcLight Funds I & II
The Issuer
100%
Management Agreement
Common Membership Interests (100%)
Class A Preferred Membership Interests (100%)
Senior Membership Interests (100%)
Manager
Management Agreement
Atlantic Power Corporation
100%
100%
100%
Teton Power Funding, LLC
Harbor Capital Funding, LLC
Epsilon Power Funding, LLC
Badger Creek
50.0%
50.0%
Orlando
100%
40.0%
Path 15
Chambers
JPPC
24.1%
49.9%
Pasco
18.9%
40.0% (1)
Koma Kulshan
49.8%
29.5%
Rumford
Javelin
Delta-Person
Lake
100%
18.5%
Selkirk
95.0% (1)
9.0% (1)
Gregory
Rumford
Mid-Georgia
50.0%
50.0%
Stockton
Onondaga
100%
50.0%
Topsham

(1) Represents Atlantic Holdings' estimate of its share of the cash flow from the Project.

GENERAL DEVELOPMENT OF THE BUSINESS

Upon completion of its initial public offering of 32,000,000 IPSs and private placement of $30,221,000 (Cdn$36,501,000) aggregate principal amount of Subordinated Notes on November 18, 2004, the Company subscribed for 32,000,000 common membership interests and 38,329,287 Class A preferred membership interests in Atlantic Holdings for total consideration of approximately $276,695,000 (Cdn$334,192,000). Atlantic Holdings used approximately $94,711,000 (Cdn$114,393,000) of this amount, together with 31,291,865 common membership interests and 31,291,865 Class B preferred membership interests issued by it, to acquire Teton Funding, Epsilon Funding and Umatilla Funding from the Existing Investors. Atlantic Holdings also used approximately $167,831,000 (Cdn$202,707,000) of the proceeds from the subscription for membership interests by the Company to repay outstanding indebtedness to Teton Funding.

Upon the exercise on December 6, 2004 of an over-allotment option granted to the underwriters to the IPO, the Company subscribed for 4,800,000 common membership interests and 4,800,000 Class A preferred membership interests in Atlantic Holdings for total consideration of $37,655,000 (Cdn$45,480,000). Atlantic Holdings used this amount to redeem 4,800,000 common membership interests and 4,800,000 Class B preferred membership interests held by the Existing Investors.

Upon completion of the transactions described above, the Company and the Existing Investors owned 58.1% and 41.9% of the common membership interests in Atlantic Holdings, respectively.

On January 12, 2005, Atlantic Holdings increased its indirect interest in the Gregory project from 9.4% to 17.1% or 68 net MW. The interest was acquired indirectly via Atlantic Holding's interest in Javelin and was accomplished using cash available at the project level. For further information with respect to the acquisition, see "Project Descriptions – Gregory Project".

In March 2005 the MASSPOWER project completed the restructuring and monetization of three of its four PPAs through a buy out of the contracts by Boston Edison and Commonwealth Electric. During the second and third quarters of the year the project liquidated its long term fuel commodity and transport agreements.

On August 11, 2005, the Company announced the acquisition, through Atlantic Holdings, of Epsilon Power Partners, LLC, which owns a 40% interest in Chamber Cogeneration LP ("Chambers"), the owner and operator of a net 262 MW pulverized coal-fired cogeneration facility located at E.I. Dupont de Nemours & Company's Chambers Works complex in southwestern New Jersey.

On September 8, 2005, the Company announced an increase in annual distributions per share of $0.03 per share commencing with the September 2005 distribution.

On October 3, 2005, the Company issued 7,500,000 IPSs to Caisse de dépôt et placement du Québec and 39,500 IPSs to the President and Chief Executive Officer and the Managing Director of the Manager pursuant to a private placement. Net proceeds of the private placement were used by the Company to increase its common membership interest in Atlantic Holdings to 70.1%. The remaining 29.9% of the common membership interests and all of the outstanding Class B preferred membership interests in Atlantic Holdings were held by the Existing Investors.

On December 28, 2005, Atlantic, along with its co-owners of the MASSPOWER facility, sold its interest in the facility. The Company's share of the total distributions generated from the operations, PPA restructuring, fuel contract liquidation and sale of the facility in 2005 totalled $61.5 million.

On September 15, 2006, the Company, through a subsidiary of Atlantic Holdings, completed the acquisition of 100% of the equity interests in Trans-Elect NTD Holdings Path 15, LLC ("Path 15 Holdco"), which indirectly owns approximately 72% of the transmission system rights ("TSRs") in the transmission line upgrade along the Path 15 transmission corridor located in central California. The purchase price for the equity interests in Path 15 Holdco was approximately $85.5 million. In connection with this transaction, the Company,

through Atlantic Holdings, entered into the Acquisition Credit Facility in the amount of $88 million, which was drawn on the closing of the acquisition. For further details on the Path 15 Project, see "Project Descriptions – Path 15 Project".

Subsequent to the acquisition of equity interests in Path 15 Holdco, Path 15 Holdco was renamed Atlantic Path 15 Holdings, LLC and Path 15 Opco was renamed Atlantic Path 15, LLC.

On September 15, 2006, the Company also announced an increase in its monthly distribution on the IPSs by Cdn$0.0025 per IPS per month (Cdn$0.03 annually). The first distribution of the increased rate was paid on October 31, 2006 to IPS holdings of record at the close of business on September 29, 2006.

On October 11, 2006, the Company completed the sale of IPSs and the Debentures for gross proceeds of Cdn$150,000,000. The offering consisted of 8,531,000 IPSs sold at a price of Cdn$10.55 per IPS for gross proceeds of Cdn$90 million and Cdn$60 million aggregate principal amount of the Debentures. For further information regarding the IPSs and the Debentures, see "The Company – Description of IPSs" and "– Description of Debentures".

The net proceeds of the offering were used by the Company to: (i) partially repay $37 million of the credit facility arranged in connection with an acquisition of an interest in the Path 15 Project (the "Acquisition Credit Facility"), and (ii) provide proceeds to Atlantic Holdings that were used to redeem a portion of the ownership interests in Atlantic Holdings held by the Existing Investors. In connection with the closing of the bought deal financing, the Company increased its ownership in Atlantic Holdings from 70.1% to approximately 86.0%.

On December 20, 2006, the Company completed a private placement of 8,600,000 IPSs and Cdn $3.0 million principal amount of Separate Subordinated Notes to three institutional investors, including the Caisse de dépôt et placement du Québec who as a result owned 19% of the Company's Common Shares at that time. On February 7, 2007, the Company used the net proceeds of the private placement to redeem all of the remaining interests held by the Existing Investors in Atlantic Holdings. Following completion of the redemption, Atlantic Holdings became a wholly-owned subsidiary of the Company.

POWER INDUSTRY OVERVIEW

Independent Power Generation and North American Demand Outlook

Historically, the North American electricity industry was characterized by vertically-integrated monopolies. During the late 1980s, several jurisdictions began a process of restructuring by moving away from vertically integrated monopolies towards more competitive market models. Rapid growth in electricity demand, environmental concerns, increasing electricity rates, technological advances and other concerns prompted government policies to encourage the supply of electricity from independent power producers.

In the independent power generation sector, electricity is generated from a number of sources, including water, natural gas, coal, waste products such as biomass (e.g., wood, wood waste, agricultural waste), landfill gas, geothermal, sun and wind. According to a report published in October 2006 by the North American Electric Reliability Council ("NERC") on the long-term reliability assessment of bulk electric systems in North America, the average annual peak demand growth rate for electricity for since 1995 was 2.0% per annum in the U.S. and 0.9% per annum in Canada. The NERC projects that average annual peak demand growth for the period 2006 to 2015 will be 1.9% in the U.S. and 1.1% in Canada.

The Non-Utility Power Generation Industry

The 15 generation Projects are non-utility electric generating facilities that operate primarily in the U.S. electric power generation industry. The electric power industry is one of the largest industries in the U.S., generating sales in excess of $298 billion in 2005 based on information published by the Energy Information

Administration ("EIA"), a statistical agency of the U.S. Department of Energy. A growing portion of the power produced in the U.S. is generated by non-utility generators. According to the EIA, there were approximately 8,007 non-utility generators representing 459 GW of capacity and 1,501 GWhs of total net electric generation in 2005, the most recent year for which data is available, (equal to 45%, 46% and 37%, respectively, of total generating plants, capacity and electricity generated). Non-utility generators sell the electricity that they generate to electric utilities and other load-serving entities (such as municipalities and electric cooperatives) by way of bilateral contracts or open power exchanges. The electric utilities and other load-serving entities, in turn, generally sell this electricity to industrial, commercial and residential customers. The power generated by the Projects is generally sold under long-term contracts.

The Manager believes that merger and acquisition activity in the power generation sector over the next several years will be characterized by continued divestiture activity and focused acquisitions aimed at restructuring portfolios.

Industry Regulation

In the United States, the trend towards restructuring the electric power industry and the introduction of competition in electricity generation commenced with the passage and implementation of the *Public Utility Regulatory Policies Act of 1978*, as amended ("PURPA"). Among other things, PURPA, as implemented by the United States Federal Energy Regulatory Commission ("FERC"), generally required that vertically integrated electric utilities purchase power from qualifying facilities ("QFs") at their avoided cost. FERC defines avoided cost as the incremental cost to a utility of energy or capacity which, but for the purchase from QFs, the utility would itself generate or purchase from another source.

A QF is a distinct type of energy producer that falls into one or both of two primary classes. The first class of QFs includes energy producers that generate power using specific energy sources such as wind, solar, geothermal, hydro, biomass or waste fuels. The second class of QFs includes cogeneration facilities. With the exception of QFs, generation, transmission and distribution of electricity remained largely owned by vertically integrated electric utilities until the enactment of the *Energy Policy Act of 1992* (the "EPAct of 1992") and subsequent orders in 1996, along with electric industry restructuring initiated at the state level. Among other things, the EPAct of 1992 enhanced FERC's power to open access to power transmission systems, contributing to significant growth in the independent power generation industry.

On August 8, 2005, EPAct 2005 was enacted, which removed certain regulatory constraints on investment in utility power producers by repealing the PUHCA 1935 and enacting the PUHCA 2005. EPAct 2005 also limited the requirement that electric utilities buy electricity from QFs to certain markets that lack competitive characteristics. Finally, EPAct 2005 amended and expanded the reach of FERC's corporate merger approval authority under section 203 of the FPA.

The revenue stream associated with the Path 15 Project is regulated by the FERC on a cost-of-service rate base methodology, which insulates cash flows from any impacts of power prices or actual line usage. The approved rate base includes all costs of Path 15 Opco, a wholly-owned subsidiary of Path 15 Holdco, and Path 15 Opco earns an allowed rate of return that is reviewed by the FERC every three years, and the rate base is depreciated over 30 years. All prudently incurred operating and maintenance costs and capital expenditures may be collected in rates charged. The California Independent System Operator ("CAISO") collects transmission access charges ("TACs") being paid predominantly by the state's investor-owned utilities and passes them on to transmission owners, such as Path 15 Opco.

DESCRIPTION OF THE BUSINESS

Business Strengths

Diversified Portfolio of Power Generating Projects

The power generation Projects represent approximately 860 MW of net generating capacity and are diversified by geographic location, electricity, steam off-takers and project operators. 14 of the Projects are located across nine states in the U.S., representing most major U.S. power markets, and one Project is located in Jamaica. The Projects are diversified across most of the deregulated electricity markets in New England, New York, PJM, California and Texas or are located in regions of high electricity demand growth such as Florida, Georgia, Texas and New Mexico. As a result, the Company's exposure to various conditions (such as market, regulatory or environmental conditions) specific to any particular region is limited.

The generation Projects have contracts with 23 different electricity and steam off-takers. Progress Energy Florida, Inc. ("PEF"), Georgia Power Company ("Georgia Power") and National Grid are the largest electricity off-takers of the Projects, purchasing approximately 24%, 18% and 12% of the Projects' net electric generation capacity, respectively. No other electricity off-taker purchases more than 9% of the Projects' net electric generation capacity.

The generation Projects rely on a number of different operators for their operation. Affiliates of Caithness, Cogentrix Energy, Inc.. and Arroyo Energy Investors, LP operate Projects representing approximately 48%, 19% and 11% of the total electric generation capacity of the Projects, respectively. No other operator is responsible for the operation of Projects representing more than 7% of the Projects' total electric generation capacity.

The Path 15 Project is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor in California to help alleviate what had been a chronic transmission congestion point in the state's north-south capacity. The Path 15 Project began commercial operations in December 2004 and is operated by the Western Area Power Administration, a Federal agency.

The revenue stream associated with the Path 15 Project is regulated by the FERC on a cost-of-service rate base methodology, which insulates cash flows from any impacts of power prices or actual line usage. The approved rate base includes all costs incurred by Path 15 Opco to construct and finance the Path 15 transmission line and is depreciated over 30 years. Path 15 Opco earns an allowed rate of return that is reviewed by the FERC every three years. In addition, all prudently incurred operating and maintenance costs and capital expenditures may be collected in rates charged. The California Independent System Operator ("CAISO") collects transmission access charges ("TACs") being paid predominantly by the state's investor-owned utilities and passes them on to transmission owners, such as Path 15 Opco.

Predictable, Stable and Sustainable Cash Distributions

Approximately 93% of the Projects' net electric generation capacity is sold to electricity off-takers having investment grade credit ratings from S&P. The Projects generally have long-term fuel supply arrangements that match the term of their respective PPAs. Each of the generating Projects has been operating for a minimum of five years.

The Company's cash flow from the Projects will vary from year to year based on, among other things, changes in rates under the PPAs, fuel supply agreements, steam sales agreements and other Project contracts, compliance with the terms of Project-level financing and other contractual arrangements including debt repayment schedules, the transition to market pricing or new contracts following the expiry of original PPAs and fuel supply and transportation contracts, working capital requirements and the performance generally of the Projects. There is some seasonality of Project revenues created by seasonal variances in demand for electric

power, in some cases varied seasonal pricing for portions of the PPA payments and relatively small amounts of uncontracted output, and the typical scheduling of major facility maintenance in the spring and fall.

Variations in cash flow are also driven by the timing of project debt payments (i.e., most are quarterly and some semi-annual), as distributions from the Projects to the Company must occur in conjunction with the passing of certain tests at those payment dates. In order to provide holders of IPSs with stable and sustainable cash distributions, the Company placed $10 million into a Reserve Account that may be used to stabilize future cash distributions and fund acquisitions and other growth opportunities.

Sponsorship of ArcLight Capital Partners, LLC

Fund I and Fund II are indirect owners of the Manager. ArcLight, as manager of Fund I and Fund II, has input related to the management of the Manager. ArcLight possesses a management team with substantial energy investing experience and industry relationships. ArcLight is one of the leading private investment firms focused exclusively on the electric power and energy sectors with over $4.6 billion under management. The Manager believes that its relationship with ArcLight will continue to provide access to additional compelling investment opportunities.

Opportunities to Grow Distributable Cash

The Manager expects continued changes in the U.S. power markets and project ownership to provide the Company with opportunities for accretive acquisitions. The Manager believes that the experience and industry relationships of its employees, together with its ongoing relationship with ArcLight, will allow it to provide the Company with unique access to such acquisition opportunities.

The Manager intends to enhance the operation of the Projects and increase cash distributions through the: (i) optimization of commercial arrangements such as PPAs, fuel supply and transport contracts, steam sales agreements and management and operation agreements; (ii) achievement of operating efficiencies; (iii) upgrade or enhancement of existing equipment or plant configurations; and (iv) expansion of existing Projects. The Manager believes that opportunities also exist to consolidate, on an accretive basis, ownership positions in the Projects in which the Company owns partial interests and that financial restructuring and recapitalization opportunities at the Projects may provide capital to the owners of the Projects to fund future growth opportunities.

Objectives and Business Strategy

The Company's objectives include maintaining the stability and sustainability of its cash distributions to holders of IPSs and to increase, when prudent, cash distributions on the Common Shares. In order to achieve these objectives, the Company intends to focus on enhancing the financial performance of the Projects and pursuing additional acquisitions and investments with a focus on the electric power industry in the U.S. and Canada.

Acquisition and Investment Strategy

Where practical and economical, the Company intends to expand its operations by making additional investments and acquisitions with a focus on power generation, transmission distribution and related facilities in the U.S. and Canada, and such other businesses or activities, including investments in other forms of energy-related projects, utility projects and infrastructure projects. The Company will make additional acquisitions or investments only where it believes that such acquisition or investment meets the Company's acquisition and investment guidelines. Such acquisitions or investments may be financed through the issuance of additional IPSs or other securities of the Company, from the cash flows of the Company, from cash on hand including any amounts held in the Reserve Account, from the proceeds of asset sales or by incurring additional indebtedness, which may be non-recourse to the Company.

Certain regions of North America are expected to require new sources of electricity supply due to growth in electricity demand, transmission constraints or the obsolescence of, and environmental concerns associated with, older native generation. The Manager believes that new electricity generation projects will emerge throughout Canada and the U.S. over the next several years. As new projects are developed, the Manager expects to be able to present additional acquisition and investment opportunities to the Company. ArcLight is contractually obligated to give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that ArcLight has determined do not fit within the investment guidelines for Fund I, Fund II or other future investment funds managed by ArcLight or its affiliates, or that fit within such guidelines but the investment funds have determined not to pursue. The Manager believes that there will be many such opportunities.

Acquisition and Investment Guidelines

The following guidelines will be used in the review and evaluation of possible acquisitions and other investments:

- each acquisition or investment will be made only if the Manager believes that the acquisition or investment will result in an increase in cash available for distribution to holders of IPSs;
- each acquisition or investment will be reviewed and approved by the board of managers of Atlantic Holdings;
- in the case of an acquisition of, or investment in, power generation facilities, facilities with long-term PPAs with major electrical utilities or other creditworthy offtakers will be preferred; and, for facilities without such agreements, free market electricity price assumptions used in acquisition or investment evaluations will be obtained from a recognized independent source;
- in the case of an acquisition of, or investment in, a power generation facility, the expected useful life of the facility and associated structures will, with regular maintenance and upkeep, be long enough for an investment therein to conform with the Company's objective of providing stable long-term cash distributions to holders of IPSs;
- in the case of acquisitions or investments involving ArcLight or its affiliates or investment funds managed by ArcLight or an affiliate of ArcLight, the acquisition or investment will be reviewed and approved by the independent members of the board of managers of Atlantic Holdings.

Opportunity to Purchase ArcLight Projects

In connection with the IPO, Atlantic Holdings was granted a right of first offer on the ROFO Projects. In May 2005, Atlantic Holdings declined an offer to acquire nine of the projects under the ROFO process and those projects were eventually sold to a third party by ArcLight in December 2005. In September 2005, Atlantic Holdings purchased the Carney's Point facility ("Carneys") from ArcLight through the ROFO process. As at December 31, 2006, one project (Auburndale) remained available as a potential acquisition under the ROFO agreement. The Auburndale project is a gas fired cogeneration project located in Florida. The net MW of power generating capacity of this project that is available under the ROFO arrangement is 107 MW.

Should Fund I desire to sell its interest in the Auburndale project; it must first offer such interest for sale to Atlantic Holdings at a specified price. If such first offer is not accepted by Atlantic Holdings within a 45-day period, Fund I may then, within the following 180 days, sell its interest in the project to any third party purchaser at a price and on terms no more favourable to the third party than those offered to Atlantic Holdings. If, within this 180-day period, Fund I receives an offer from a third party to purchase its interest in the Auburndale project that it is prepared to accept, but which hashas terms or price more favourable to the third party than those offered to Atlantic Holdings, then, before it may accept the offer, Fund I must give Atlantic Holdings notice of the offer and Atlantic Holdings will have a 30-day period to match the offer. If, however, Fund I has not sold its interest in the Auburndale project during such 180-day period, the procedures described

in this paragraph will again apply with respect to any potential future sale of its interest in the Auburndale project.

Extending PPAs Following Their Expiration

PPAs in the portfolio have various expiration dates as listed in the Summary Table of Projects on the next page. In each case, the Project's partners plan for such expirations by evaluating various options in the market in order to continue maximizing project cash flows. For example, partners of projects with PPA expirations in 2008 and 2009 have already commenced preparation for potential new or extended power purchase arrangements. The new arrangements may involve responses to utility solicitations for capacity, direct negotiations with the original purchasing utility for PPA extensions, or arrangements with creditworthy marketers for tolling agreements, full service PPAs or the use of derivatives to lock in value. Management has not assumed that pricing under existing PPAs will necessarily be sustained after PPA expirations. Potential risks associated with obtaining extended or new PPAs is discussed later in the "Risk Factors" section.

SUMMARY TABLE OF THE PROJECTS

Project Name	Location (State)	Fuel Type	Total MW	Economic Interest [1]	Accounting Treatment [2]	Net MW [3]	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.00%	P	23	Pacific Gas & Electric	2011	BBB
						74	Atlantic City Electric	2024	BBB
						16	DuPont	2024	AA-
Chambers (Carney's Point)	New Jersey	Coal	262	40.00%	P	15	Merchant [4]	N/A	N/A
Delta-Person	New Mexico	Natural Gas	132	40.00% [5]	E	53	Public Service of New Mexico	2020	BBB
						59	Constellation Energy	2008	BBB
Gregory	Texas	Natural Gas	400	17.10%	E	9	Reynolds Metals	2020	NR
JPPC	Jamaica	Fuel Oil	60	24.10%	E	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13	49.80%	P	6	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.00%	C	110	Progress Energy Florida	2013	BBB+
Mid-Georgia	Georgia	Natural Gas	308	50.00%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.00%	C	91	Niagara Mohawk	2008 [6]	A
						44	Progress Energy Florida	2023	BBB+
Orlando	Florida	Natural Gas	126	50.00%	P	19	Reedy Creek Improvement District	2013	A- (12)
Pasco	Florida	Natural Gas	121	49.90%	P	60	Progress Energy Florida	2008	BBB+
Path 15	California	Trans-mission	N/A	100.00%	C	N/A	California Utilities via CAISO [9]	N/A [10]	BBB to A [11]
Rumford	Maine	Coal/ Biomass	85	23.50% [5]	E	20	Rumford Paper Co. [7]	2009	N/R
						15	Niagara Mohawk	2008	A
Selkirk	New York	Natural Gas	345	18.50% [5]	E	49	Consolidated Edison	2014	A
						24	Pacific Gas & Electric	2008	BBB
Stockton	California	Coal	55	50.00%	P	3	Corn Products Int'l	2008	BBB-
Topsham [8]	Maine	Hydro	14	50.00%	P	7	Central Maine Power	2011	BBB

(1) Except as otherwise noted, economic interest represents the percentage ownership interest in the project held indirectly by Atlantic Holdings.
(2) Accounting Treatment: C – Consolidated; P – Proportionate Consolidation; E – Equity Method of Accounting (see Note 1 of Consolidated Financial Statements for additional details).
(3) Represents the interest of Atlantic Holdings in each Project's electric generation capacity based on Atlantic Holdings' economic interest in each Project.
(4) The merchant output of the facility is sold by Atlantic City Electric in the spot market through a profit sharing arrangement with Chambers.
(5) Represents Atlantic Holdings' estimate of its share of the cash flow from the project.
(6) A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.
(7) For further information, see discussion of the new interim financial consolidation agreement with the former Mead/Westvaco paper mill (now owned by NewPage) under "Project Descriptions — Rumford Project".
(8) Atlantic Holdings owns its interest in this Project as a lessor.
(9) California utilities pay Transmission Access Charges ("TACs") to California ISO, who owners of Transmission System Rights, such as Path 15, in accordance with its FERC approved annual revenue requirement.
(10) Path 15 is a FERC regulated asset with a FERC-approved regulatory life of 30 years: through 2034
(11) Largest payers of TACs supporting Path 15's annual revenue requirement are PG&E (BBB), SoCal Ed (BBB+) and SDG&E (A). CAISO imposes minimum credit quality requirement for any participants of A or better unless collateral is posted per CAISO imposed schedule.
(12) Rating from Fitch

Commercial Structure and Operation of the Projects

Atlantic Holdings indirectly owns interests in each of the Projects as described in the above table. Fifteen of the Projects are located in nine states in the U.S. and one Project is located in Jamaica. The Projects have an aggregate gross electric generation capacity of approximately 2,160 MW, and Atlantic Holdings' net economic interest in the electric generation capacity of the Projects is approximately 860 MW. One project is a transmission line in California. In addition, Atlantic Holdings owns 72% of the TSRs for the Path 15 Project; an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor in California to help alleviate what had been a chronic transmission congestion point in the state's north-south capacity.

The discussion below describes certain general characteristics of the commercial structure and operations of the Projects.

Ownership and Project Financing

The Projects are typically owned by the Project Operating Entities, in which the owners of the Projects hold limited partnership, general partnership or other equity interests. Atlantic Holdings' interests in each of Projects are held, directly or indirectly, through a Project Holding Entity.

Typically, construction of the Projects was financed by non-recourse loan arrangements, certain of which remain outstanding. These loan arrangements are typically secured by the Project assets, including associated contracts, and contain extensive affirmative and negative covenants on the part of the Project Operating Entity that may restrict their activities and, in some cases, limit or prevent distributions of cash. In addition, the partnership or other equity interests in Project Operating Entities with outstanding indebtedness, including those held indirectly by Atlantic Holdings, are in some cases pledged to the Project lenders to secure such indebtedness. In the event of a default that has not been cured, the lenders may foreclose on the equity interests of the Project Operating Entity, including those held indirectly by Atlantic Holdings.

Energy, Capacity and Steam Sales

The majority of the generating Projects have long-term PPAs for the sale of electricity to off-takers having investment grade credit ratings, with some of the Projects having more than one PPA. The expiry dates of the PPAs vary from 2008 to 2037. Generally, the Projects receive payments for electric energy sold under PPAs (known as energy payments) as well as for electric generation capacity (known as capacity payments). In addition, the majority of the Projects which are coal or natural gas-powered co-generation QFs sell steam under steam sales agreements to industrial purchasers.

Transmission System Rights

The Path 15 Project is entitled to receive its FERC-regulated annual revenue requirement based on the 72% of Path 15's transmission system rights that it owns.

Fuel Supply Arrangements

The coal and natural gas-powered Projects generally have long-term supply agreements for the fuel required to operate the Project. These purchase agreements may also be accompanied by fuel transportation arrangements. In many cases, the fuel supply and transportation arrangements have been designed to correspond to the term of the PPAs and most of the Projects' PPAs and steam sales agreements provide for the pass through or indexing of fuel costs to the off-takers.

Operations and Maintenance

The Projects are typically operated and maintained by third party operators under management and/or operations and maintenance contracts with the relevant Project Operating Entity. Some of these agreements are long-term, while others have shorter terms and provide generally for subsequent renewal terms. Teton

Operating Services LLC, a subsidiary of Teton Funding, has assumed responsibility under operations and maintenance contracts for the Lake, Mid-Georgia, Onondaga and Pasco Projects. An affiliate of Caithness has been retained to perform the services to be provided by Teton Operating Services LLC under these contracts under certain operations and maintenance agreements (the "Caithness O&M Agreements") which expire in December 2011. Under the Caithness O&M Agreements, the operator is responsible for operations, maintenance and repair services.

Asset Management Strategy

The Manager's asset management strategy is to partner with recognized leaders in the independent power business. Atlantic Holdings' interests in the majority of the Projects are managed by Caithness;; Cogentrix Energy, Inc. ("Cogentrix"), a subsidiary of Goldman Sachs;; Arroyo Energy Investors, LP ("Arroyo"), a subsidiary of Bear Stearns;;and, in the case of Path 15, Western Area Power Administration ("Western" a U.S. federal power agency). On a case-by-case basis, Caithness, Cogentrix, Arroyoand Western may provide: (i)day-to-day project-level management, such as operations and maintenance and certain asset management; (ii) and certain partnership level management tasks, such as insurance renewals; (iii) passive partnership level management, such as acting as limited partner; and (iv) management responsibility over the investment or pool of investments. In some cases these project managers or the project partnerships maymay subcontract with other firms experienced in project operations such as General Electric to provide for day-to-day plant operations. The Manager is involved in all major decisions and drives value-creating transactions such as contract restructurings, asset-level refinancing, acquisitions and divestitures.

Caithness is one of the largest privately-held independent power producers in the United States and is actively engaged in the development, acquisition and management of power facilities for its own account as well as in ventured arrangements with other entities. During its 25 years in the independent power business, Caithness, through its subsidiaries, has assembled a domestic power generation portfolio comprised of economic interests in 21 operating power projects totalling approximately 1,055 MW of nameplate capacity. Caithness' portfolio of operating projects consists of approximately 222 MW of gas-fired projects, 340 MW of geothermal projects, 160 MW of solar projects and 333 MW of wind projects.

Cogentrix develops, owns, and operates independent power plants, located primarily in the US. The company has an operational generating capacity of 3,300 MW from its ownership in more than 20 coal and gas-fired facilities. The company also sells electricity wholesale to utilities and power marketers, primarily through long-term purchase or conversion contracts. New York-based investment firm Goldman Sachs Group acquired Cogentrix in December 2003. Cogentrix manages operation of the 262 MW Carney's Point (Chambers) power plant in which Atlantic owns a 40% interest and the 345 MW Selkirk facility in which Atlantic owns an 18% economic interest.

Arroyo invests in and manages over 2,400 MW of generating capacity in a portfolio that includes over 20 generating facilities as well as a 100% ownership of a number of structured wholesale power sales agreements. Arroyo manages the Gregory and Badger facilities in which Atlantic Holdings owns 17% and 50% interests, respectively.

Western markets and delivers hydroelectric power and related services within a 15-state region of the central and western U.S. Western is one of four power marketing administrations within the U.S. Department of Energy whose role is to market and transmit electricity from multi-use water projects. Western's transmission system carries electricity from 57 power plants operated by the Bureau of Reclamation, U.S. Army Corps of Engineers and the International Boundary and Water Commission. Together, these plants have an operating capacity of 8,785 megawatts. Western owns and operates the Path 15 Project in which Atlantic Holdings indirectly owns 72% of the TSRs.

Site Leases

The Projects are generally constructed on leased sites. Many of the sites are leased from a neighbouring electricity or steam off-taker. The site leases provide for terms longer than the term of the Project's PPA.

Regulation

All of the generating Projects are QFs, EWGs or dually-certified, pursuant to FERC regulations. Twelve of the Projects are QFs and the three that are not QFs are exempt wholesale generators ("EWGs") under the *Public Utility Holding Company Act of 2005*, as amended ("PUHCA 2005") .The generating Projects with QF status are exempt from FERC rate-making. The Onondaga and Delta-Person Projects have EWG status but are not dually-certified as EWGs and QFs. Although these Projects are subject to FERC rate-making, FERC regulation has granted these EWGs the authority to charge market-based rates based primarily on a finding that the seller of electricity lacks market power. The JPPC Project, which is also an EWG but not a QF, does not sell power in the U.S. market and therefore is not subject to FERC regulation. The generating Projects are exempt from regulation under PUHCA 2005 and the Projects with QF status are exempt from state regulation respecting the rates of electric utilities and the financial or organizational regulation of electric utilities.

Regulatory Matters – Rate Case

The revenues received by the Path 15 Project are regulated by the FERC through a periodic rate review process that sets an annual revenue requirement. Under terms of the initial rate case settlement, the project must go through the rate review process every three years. The initial revenue requirement expires at the end of 2007. The Company is currently preparing for the submission of its revenue requirement to the FERC for the 2008 through 2010 timeframe under the mandated periodic review process.

The revenue requirement filed by Atlantic Path 15 is used to determine the tariff amounts that serve as the basis for the revenues realized by Atlantic Path 15. The revenue requirement comprises two components. The first component provides for the recovery of all operating expenses forecasted to be incurred by Atlantic Path 15 during the years covered by the triennial rate case. Second, it provides for a return on the net investment associated with the project.

Atlantic Path 15 established its current annual revenue requirement in a filing submitted to the FERC in October 2004. In December 2004, FERC ordered that rates be established consistent with the filed revenue requirement, subject to refund. A number of parties intervened in the case. Testimony was provided by various parties and hearings were held before a FERC Administrative Law Judge (''ALJ'') on September 19 and 20, 2005. On December 21, 2005 the ALJ issued an Initial Decision. The issues in dispute were: 1) the inclusion of its debt and liquidity reserve account balances required under its loan documents as rate base items, 2) the calculation of a working capital allowance of approximately $7.3 million to be included the rate base, 3) utilization of monthly compounding with regard to calculating AFUDC (interest during construction) and 4) whether to addadd a question as to the allocation of TSRs to Western to the rate case.

In November 2006, after considering the ALJ's Initial Decision as well as the filings made by Atlantic Path 15 and intervenors, the FERC commissioners issued their opinion 1) allowing the inclusion of the debt liquidity reserves in the rate base, 2) disallowing inclusion of all but approximately $300,000 of the working capital allowance in the rate base, 3) mandating a semi-annual calculation methodology for the AFUDC and 4) dismissing consideration of the Western TSR allocation from the Path 15 rate case. At the time the ProjectProject was purchased by the Company, the sellers agreed to escrow approximately $24 million of the purchase price to compensate Atlantic should the FERC disallow the inclusion of either the debt liquidity reserves and/or the full working capital allowance in the rate base. As noted above, the FERC disallowed all but $300,000 of the working capital allowance requested in its decision. Therefore, the Company was refunded approximately $9.7 million of the purchase price. This amount was calcualated in order to cover the retroactive refund due plus the prospective revenue requirement reduction's impact to Atlantic Power's acquisition economics. The Company has also appealed FERC's disallowance of the use of compounding methodology for the computation of the AFUDC included in the rate base.

PROJECT DESCRIPTIONS

Badger Creek Project

Description

The Badger Creek Project is a 46 MW simple-cycle, cogeneration facility located near Bakersfield, California which commenced commercial operation in April 1991 as a QF. The Badger Creek Project is owned by Badger Creek Limited, L.P. ("Badger"), a Texas limited partnership in which Atlantic Holdings indirectly owns a 50% general partnership interest and Juniper Generation, LLC ("Juniper"), which is indirectly owned by affiliates of ArcLight and John Hancock Life Insurance Company ("John Hancock"), indirectly owns the other 50% limited partnership interest. Electrical output is sold to Pacific Gas & Electric Corporation ("PG&E") under a PPA that was amended and reaffirmed in December 2001. Steam is sold to OXY USA Inc. ("Occidental"), an affiliate of Occidental Petroleum Corporation under a 20-year steam energy agreement that expires in 2011. Badger leases the approximately 3.5 acre site for the Badger Creek Project from the Fano Realty Trust under a ground lease. The base lease term is 25 years commencing in 1990, which the parties may extend for up to 10 additional one-year periods.

In 1990, Badger entered into a non-recourse term loan due June 30, 2006 to finance the construction of the Project. In 2005 the partners of Badger elected to accelerate the repayment of the remaining principal and on December 6, 2005 the loan was repaid in full.

Capacity and Energy Sales

Power Purchase Agreement

Electric power generated by the Badger Creek Project is purchased by PG&E pursuant to a PPA expiring in 2011. The Badger Creek PPA provides for monthly capacity and energy payments, and Badger is entitled to receive a performance bonus if the average on-peak capacity factor, net of allowed forced outages and scheduled maintenance outages, exceeds 85%. The PPA provided for an annual average energy price through July 15, 2006. Subsequent to July 15, 2006, the Project received PG&E's interim short-run avoided cost. The California Public Utilities Commission (the "CPUC"), is currently engaged in a regulatory proceeding that is expected to result in a new short-run avoided cost formula. Once that proceeding is complete, the new formula will be applied to the energy payments that the Project receives. As of the date of this filing the regulatory proceedings to determine the future short-run avoided cost for California were still in process.

Steam Sales Agreement

Process steam from the Badger Creek Project is sold to Occidental under a steam energy agreement which expires in 2011, but is terminable by Occidental in 2006 and thereafter upon one year's prior notice. The agreement provides for successive renewal terms of one year each unless either party gives advance notice of termination. Occidental utilizes the steam in its enhanced oil recovery operations to allow for more effective and efficient extraction of heavy crude oil. Subject to certain conditions, Occidental has an obligation to purchase steam under this agreement in an amount at least equal to the minimum requirements necessary to maintain the Project's status as a QF. Although Occidental is not currently purchasing any power from the Project, the steam energy agreement allows for up to 1 MW of electricity to be sold to Occidental.

Fuel Supply Arrangements

Initially, natural gas was supplied to the Badger Creek Project under a supply and transportation agreement with PG&E. However, as restructuring of the natural gas industry proceeded, Badger, in partnership with certain other gas-fired facilities in the area, determined that construction of a private natural gas pipeline was a prudent way to minimize curtailment and pricing risk. A joint venture was entered into to construct, own and operate a natural gas pipeline connecting these facilities, including the Badger Creek Project, with the Kern

River-Mojave Pipeline thereby enabling Badger to bypass PG&E but maintain access to PG&E as a source of back-up supply. Under the joint venture arrangement, each owner must contribute funds, and shares in profits and losses, in proportion to its ownership interest. Badger's interest is approximately 21%. WCAC Gas Services LLC, an affiliate of Juniper, operates the pipeline. WCAC Gas Services LLC has procured a short term gas commodity supply agreement and interim gas transportation agreement while awaiting a final decision by the CPUC on a new short-run avoided cost formula.

Operations & Maintenance

Operations and maintenance for the Badger Creek Project is performed by WCAC Operating Company California, LLC, an affiliate of Juniper, under a fixed price operations and maintenance agreement. The agreement has a term of 20 years expiring in 2011, but is terminable by either party upon six months' notice. The operator receives a base monthly fee, adjusted annually, based on changes in the GNP deflator and labour indices. In addition, the agreement provides for incentive fees and penalties based on the Project's availability.

In addition to the operations and maintenance agreement, Badger entered into a management services agreement with WCAC Operating Company California, LLC to provide all day-to-day management services required by the Project. The manager is paid a semi-annual fee for such management services based on a percentage of gross cash receipts of the Project.

Chambers (Carney's Point)

Description

The Chambers Project, a 262 MW pulverized coal-fired cogeneration facility located at the E.I. du Pont de Nemours and Company ("DuPont") Chambers Works chemical complex near Carney's Point, New Jersey, began commercial operation in March 1994 as a QF. The Chambers Project is owned by Chambers Cogeneration, L.P. ("Chambers"), a Delaware limited partnership in which Atlantic Holdings indirectly owns a 40% limited partnership interest and Peregrine Power Corp. and Cogentrix/Carney's Point, Inc. (affiliates of Goldman Sachs) own the general partnership interest. The Project is situated on a site owned by DuPont, pursuant to a ground lease with DuPont, which serves as the Project's steam off-taker. Pursuant to the terms of the ground lease, DuPont has a right to purchase the Project within 60 days of the expiration of the ground lease in 2024, or earlier termination of the ground lease, at fair market value. Pursuant to a lease agreement, Carney's Point Generating Company general partnership ("Carney's") has agreed to lease the facility and sublease the site from Chambers for a period of 24 years from the date of commencement. Carney's has also agreed to perform, discharge and assume all of the obligations of Chambers under certain assigned Project contracts and to operate, repair and maintain the Project. Payments to Chambers under the lease agreement are based upon revenues from the operation of the facility, after the payment of operating costs and payments due under the facility's financing arrangements.

Chambers financed the construction of the Project with a combination of term debt due March 31, 2014 and New Jersey Economic Development Authority bonds ("NJEDA Bonds") due July 1, 2021. As of December 31, 2006, approximately $180 million and $100 million in principal remained outstanding under the term loan and NJEDA Bonds, respectively. The term loan is expected to amortize over its remaining term, while the NJEDA Bonds are repayable at maturity.

Epsilon Power Partners, L.P. is the entity that the Company purchased, which owns its interest in Chambers. It had existing non-recourse debt in place at the time of the acquisition which has a remaining balance as at December 31, 2006 of $41.1 million which fully amortizes by its final maturity in 2019.

Capacity and Energy Sales

Power Purchase Agreements

The 30 year term of the PPA began on March 15, 1994, the date of commercial operation of the Chambers Project. Atlantic City Electric ("ACE") has agreed to purchase 184 MW of capacity and has dispatch rights for energy of up to 187.6 MW during the summer season (May 1 to October 31) and 173.2 MW during the winter season (November 1 to April 30). Under the terms of the PPA, the project must be available to deliver power to ACE at 90% of the ACE system facility average availability rate. The net deliverable capacity of the Project is capped at a capacity level of 184 MW for purposes of the capacity payment. The energy payment under the Chambers PPA is divided between on-peak and off-peak periods and linked to the annual average cost of coal for New Jersey utilities relative to cost in 1992. Since the last utility owned coal plant in New Jersey was sold in 2006, the Project has had discussions with ACE about a replacement coal index to use beginning with the 2008 energy payments. The replacement index is expected to be a broader based index that tracks the coal supply contract escalation very closely. Chambers is guaranteed a minimum energy payment equivalent to 3,500 hours of operation per contract year, whether or not dispatched, provided the Project is available for energy production for at least 3,500 hours during the course of such contract year.

DuPont purchases all its electrical needs for its Chambers Works chemical complex from the Chambers Project, subject to a peak requirement of 40 MW, under a long-term steam and electricity purchase agreement. The term of the agreement is for 30 years from the initial delivery date. The agreement will continue thereafter unless terminated by at least 36 months' prior written notice. Pricing is a fixed rate adjusted quarterly by the lesser of either: (i) the price of coal delivered to the facility; and (ii) the change in Atlantic City Electric's average retail rate.

Power generated at the Chambers Project in excess of amounts deliverable to Atlantic City Electric and DuPont is sold into the spot market and profits from such sales are shared between Atlantic City Electric and Chambers.

Steam Sales Agreement

Steam is sold to DuPont under a long-term steam and electricity purchase agreement. The term of the agreement is for 30 years from the initial delivery date. The agreement will continue in effect thereafter unless terminated by at least 36 months' prior written notice. The agreement requires steam to be provided to DuPont up to the peak steam requirement levels that vary throughout the year. DuPont may purchase steam in excess of the peak steam requirement from any third party, provided that DuPont has granted the Chambers Project a right of first refusal to provide steam at the same price. DuPont has the option after the 20th operating year, provided specific conditions are met, to construct and operate its own steam generation facility. DuPont is required to purchase the quantity of steam necessary for the Chambers Project to maintain its status as a QF. The steam price is fixed subject to quarterly adjustments based on the price of coal delivered to the facility. DuPont has the option in certain circumstances to take over operation of the steam facility in the event of failure to deliver steam.

Fuel Supply Arrangements

Coal is supplied to the Chambers Project pursuant to a coal purchase agreement with Consol Energy Inc. dated December 10, 1990. The agreement governs the sale of coal (including transportation) to the Chambers Project and the disposal of related ash by the coal suppliers. Under the agreement, the coal supplier agrees to supply the entire coal requirements for the Project, which may include stockpiling. The coal purchase agreement is for a term of 20 years ending in 2014 and is subject to a five to 10-year renewal based on good faith negotiations. Due to the coal-based price escalator under the PPA with Atlantic City Electric, energy payments and coal costs are expected to be relatively well matched following expiry of the coal purchase agreement in 2014.

Operations & Maintenance

Operations and maintenance of the Chambers Project is performed pursuant to an agreement with U.S. Operating Services Company general partnership ("U.S. OSC"), a wholly-owned indirect subsidiary of Cogentrix, which expires in April 2009. Thereafter, the agreement will be automatically renewed for periods of five years until terminated by either party on six months' notice. U.S. OSC is paid a base annual fee and a fee for services on a cost reimbursement basis. U.S. OSC is also paid fees based on facility net availability, efficiency and excess energy optimization, and is eligible for a management performance bonus.

Management services are provided to the Project under an agreement with a wholly-owned subsidiary of Cogentrix. The agreement provides for the manager to provide day-to-day management and administration services to the Chambers Project. The agreement continues until terminated by either party or upon expiration of the lease between Chambers and Carneys for the lease of the facility. The manager is paid a monthly fee and is reimbursed for wages and benefits for employees working on the business of the Project and other costs directly related to the Project.

Delta-Person Project

Description

The Delta-Person Project, a 132 MW natural gas-fired peaking facility located near Albuquerque, New Mexico, is an EWG that commenced commercial operation in June 2000. The Project is owned by Delta Person Limited Partnership ("Person"), a Delaware limited partnership in which Atlantic Holdings indirectly owns a 40% partnership interest and by Delta Power and John Hancockown the remaining partnership interests. The Delta-Person Project is situated on the Public Service of New Mexico's retired Delta Generating Station site pursuant to a lease agreement which expires on the expiry or earlier termination of the Project's PPA. Cash distributions from the Project are split among the partners based on after-tax return hurdles. The Delta-Person Project sells all of its electrical output to the Public Service of New Mexico under a long-term PPA that expires in 2020.

Construction of the Delta-Person Project was financed through a construction loan totalling $59.7 million. The construction loan was converted to permanent project financing once commercial operation was achieved. The project financing was divided into two term loans: (i) Tranche A due March 31, 2017; and (ii) Tranche B due March 31, 2019, both of which are expected to amortize over their remaining terms. As at December 31, 2006, approximately $39 million in aggregate of principal remained outstanding. The debt service reserve requirement is currently supported by a contribution obligation. Atlantic Holdings guarantees its *pro rata* share (approximately $1.22 million) of such contribution obligation.

Capacity and Energy Sales

Power Purchase Agreement

Electrical power generated by the Delta-Person Project is purchased by the Public Service of New Mexico under a PPA that will expire in 2020. The Public Service of New Mexico has the unilateral right to extend the PPA for five years by giving written notice of such extension no later than two years prior to the end of the original term of the PPA. Subject to adjustments provided for in the PPA, the Public Service of New Mexico will purchase and accept from the Project the entire output of the plant when the Public Service of New Mexico calls upon the capacity. Payments will consist of: (i) the energy purchase price multiplied by the kWh delivered; (ii) the capacity purchase price multiplied by the dependable capacity; (iii) the Project's costs of purchasing electric service from the Public Service of New Mexico for the operations and maintenance of the facility; and (iv) any other applicable charges. In order to earn full capacity payments, the Project must maintain availability of at least 90%.

Fuel Supply Arrangements

Person purchases fuel from PNM Gas Services, a division of the Public Service of New Mexico, with fuel costs passed through to the Public Service of New Mexico under the PPA. The Project has access to interruptible gas supply and transportation like other standard industrial customers on PNM Gas Services' system.

Operations & Maintenance

As a simple cycle peaking facility, the Project operations do not require extensive staffing and technical resources. Delta Power provides asset management services, which include operational and contractual oversight of the facility, budget setting and environmental compliance.

Gregory Project

Description

The Gregory Project is a 400 MW natural gas-fired combined cycle cogeneration QF located near Corpus Christi, Texas that commenced commercial operation in July 2000. The Gregory Project is owned by Gregory Power Partners, LP ("Gregory"), a Texas limited partnership. On January 12, 2005, Javelin Energy LLC ("Javelin"), in which Atlantic Holdings has an 18.9% interest, increased its ownership in Gregory from 50% to 95% by purchasing a 45% interest from an affiliate of LG&E Energy LLC ("LG&E"). As a result, Atlantic Holdings' economic interest in Gregory, determined based on ownership percentage and certain after-tax return hurdles, increased from approximately 9.45% to approximately 17.1.%. The other members of Javelin are Arroyo and John Hancock. Gregory sells approximately [345] MW of its capacity to Constellation Energy ("Constellation") and sells up to 33 MW of electric energy and capacity to Reynolds Metals Company ("Reynolds"), with the remainder sold in the spot market. The Project is located on a site adjacent to Reynolds' Sherwin alumina production facility, which serves as the Project's steam off-taker. Gregory leases the land on which the Gregory Project is located from Reynolds under an operating lease with a 35-year term which expires in August 2035.

The Project was initially financed by ING Capital Corporation and a consortium of lenders. The original amount of the loan was $175 million. The loan has a 17-year term commencing at term conversion, which occurred in October 2000. Fifty percent of the principal amount of the term loan is hedged, whereby Gregory pays a fixed rate and receives a floating rate based on three-month LIBOR. Gregory has the discretion to pay interest anywhere from a monthly to semi-annual basis. As at December 31, 2006, approximately $130.2 million remained outstanding under the loan, which is expected to be amortized over its remaining term. Currently the terms of a coverage test under the loan are not being met and cash distributions to Gregory's owners will likely be blocked through 2007.

Capacity and Energy Sales

Power Purchase Agreements

Gregory sells 345 MW of its output to Constellation Energy under a tolling agreement that will expire on December 31, 2008. Under the terms of the agreement, Constellation pays a fixed capacity and a payment for energy calculated by multiplying the price of natural gas at Houston Ship Channel by a contract heat rate. Credit support for the new PPA consists of a $5 million letter of credit provided by ING and the withholding of certain payments for capacity otherwise due under the agreement. The Project has also executed a series of contracts for the forward sale of gas in certain months of 2007 with Sempra Energy Trading to lock in the advantage of high natural gas prices in the energy price formula described above.

Steam Sales Agreement

Gregory sells steam to Reynolds under the steam and electricity purchase agreement described above. Under the terms of the agreement, Gregory is the exclusive source of steam to Reynolds' Sherwin alumina plant, up to a maximum of 1,500,000 lbs/hr. Other key aspects of the agreement include: (i) 10-year take-or-pay provision for a minimum quantity of steam (930,000 lbs/hr); (ii) steam pricing based on a fixed fee with a variable gas component; and (iii) delivery of gas by Reynolds in lieu of paying cash for steam (the quantity of gas supplied is based on steam conversion efficiency).

Fuel Supply Arrangements

Gregory purchases natural gas under various short-term and long-term agreements. Gregory has the option of procuring 100% of its natural gas requirements from Kinder Morgan Tejas Pipeline, L.P., pursuant to a 10-year gas supply agreement that expires in 2010. Gregory has the option of terminating the agreement at the end of the fifth contract year.

Operations & Maintenance

DPS Gregory, LLC, a wholly-owned subsidiary of Olympus, is responsible for the operation and maintenance under an agreement that terminates November 2008. DPC Javelin Energy, LLC receives a fee for management of the facility (subject to escalation) on a quarterly basis and reimbursement of certain costs.

Energy Management Services

On March 1, 2004, Gregory and Dynegy extended an existing energy management services contract with Dynegy through December 2006. Services under the contract included selling and marketing excess power from the Gregory Project. Under the terms of the Dynegy contract, Gregory terminated the contract before the end of 2006 and entered into a new contract with Tenaska to provide similar energy management services through the end of 2008. Tenaska will optimize Gregory's assets in the ancillary services market of the Electric Reliability Council of Texas ("ERCOT"), purchase natural gas for operations, provide scheduling services, provide back-office support (including the reconciliation of ERCOT and pipeline settlement and accounting issues and the preparation of invoices) and serve as Gregory's retail energy provider and qualified scheduling entity.

JPPC Project

Description

The JPPC Project, a 60 MW low-speed fuel oil EWG power plant located in Kingston, Jamaica, resulted from a request for proposal issued by the Government of Jamaica in 1992 as part of a national policy to privatize the generation of electric power. The project site is adjacent to Kingston Harbour, which is the plant's source for cooling water. The Project began commercial operation on January 7, 1998. The JPPC Project is owned by Jamaica Private Power Company Limited ("JPPC"), a limited liability company under the laws of Jamaica in which Atlantic Holdings indirectly owns a 24.1% economic interest and CMS Energy Corporation ("CMS"), Energy Investors Fund and Commonwealth Development Corporation own the remainder.

Construction of the JPPC Project was financed through a series of loans, all of which have been repaid except a term loan from the National Investment Bank of Jamaica Limited which is due on October 20, 2011. As at December 31, 2006, approximately $32.1 million in principal remained outstanding under the term loan, which is expected to be amortized over its remaining term.

Capacity and Energy Sales

Power Purchase Agreement

The electrical output of the Project is sold to Jamaica Public Service Company Limited ("Jamaica Public Service") under a 20-year PPA expiring in 2018. Jamaica Public Service is a fully integrated utility and the sole provider of electricity on the island of Jamaica. The Government of Jamaica guarantees Jamaica Public Service's payment obligations under the PPA. The PPA allows Jamaica Public Service to dispatch the Project according to its requirements. Under the PPA, the Project receives a monthly energy payment for kWhs actually sold and a monthly capacity payment to cover the Project's fixed costs. Both the energy and capacity payments are indexed for inflation and are made in Jamaican currency, but are indexed, in part, to the U.S. dollar equivalent value. The energy payment component of the tariff reimburses the Project for its variable costs, including the purchase price of fuel, variable maintenance, lubricating oil, and fuel oil transportation. The capacity cost component of the tariff reimburses the Project for its hard currency and local fixed costs, and also provides for a return on investment. The reasonable cost of complying with material or unforeseeable changes in law or regulation is also passed through in the tariff.

Fuel Supply Arrangements

JPPC purchases all of its heavy fuel oil from Petrojam Limited ("Petrojam"), a government-owned refinery located west of Kingston, Jamaica. The fuel supply agreement has a term of 20 years expiring in 2018. The price of the fuel oil and transportation of the fuel oil is set by Petrojam based on published reference prices as set out in the agreement. The cost of fuel and transportation is passed through in the tariff to Jamaica Public Service, subject to minimum efficiency standards for the Project. Petrojam must furnish, either from its own assets or by contract, all local transportation from the refinery storage facilities to the point of delivery at the Project.

Operations & Maintenance

JPPC entered into an operations and maintenance agreement with Private Power Operators Limited, a subsidiary of CMS the initial term of which was for five years expiring on December 31, 2003. The agreement automatically renews each January 1st, adding a one-year period to the end of the unexpired portion of the existing term such that there is always a rolling five-year term remaining under the agreement unless either party gives notice of its intent to terminate the agreement at the end of the then-existing five-year term. Under this agreement, the operator is responsible for all operations, maintenance and repair services, as well as substantial administrative, treasury and contract administration services. In consideration for services performed, the operator is reimbursed for allowable direct costs, and receives a fixed overhead reimbursement, and, if earned, a performance bonus.

Koma Kulshan Project

Description

The Koma Kulshan Project is a 13.3 MW run-of-the-river hydro-electric generation facility located on the slopes of Mt. Baker, approximately 80 miles north of Seattle, Washington. The Koma Kulshan Project is owned by Koma Kulshan Associates, a California limited partnership in which Atlantic Holdings indirectly owns a 49.75% economic interest, Mt. Baker Corporation indirectly owns a 0.25% economic interest and Covanta Energy Corporation ("Covanta") indirectly owns the remaining 50%. The Koma Kulshan Project is certified as a QF under PURPA and was issued a 50-year hydro licence from FERC which expires in 2037. The Project began commercial operation in October 1990 and its electrical output is sold to Puget Sound Energy, Inc. ("Puget Sound Energy") under a 50-year PPA expiring in 2037.

As at December 31, 2006, approximately $1.9 million in principal remained outstanding under the project term loan which is expected to be fully amortized by the end of 2007. In addition, under a funding and option agreement, certain royalty payments are made to third parties in connection with the development of the Project.

Capacity and Energy Sales

Power Purchase Agreement

The power generated by the Project is sold to Puget Sound Energy pursuant to a long-term PPA expiring in 2037. Power is sold at a per kWh rate that is adjusted annually. The energy rate equals the sum of a capital component (which provides for a return on investment) plus a variable component. The capital component is designed to cover capital expenditures to improve the Project. The variable component covers operating and maintenance, tax and insurance costs. The term of the PPA is coterminous with the FERC licence. Puget Sound Energy has the right to renew the PPA for a term equivalent to the term of any subsequent licence or annual licence granted by FERC for the Project.

Operations & Maintenance

Covanta Hydro Operations West, Inc. ("Covanta Hydro"), a subsidiary of Covanta, performs the operation and maintenance of the facility pursuant to an operations and maintenance agreement which has been extended through December 31, 2007. In addition to being reimbursed for actual costs incurred, Covanta Hydro receives an annual fee adjusted annually by the CPI – All Urban Consumers for Seattle – Tacoma – Bremerton, WA – All Urban Index.

Lake Project

Description

The Lake Project, a 110 MW dual fuel (oil and natural gas), combined-cycle QF cogeneration plant located in Florida, began commercial operation in July 1993. The Lake Project is owned by Lake Cogen Ltd. ("Lake"), a Florida limited partnership in which Atlantic Holdings indirectly owns a 100% interest. The Project is located on a 16 acre site at a citrus processing facility in Umatilla, Florida. Lake sells all of its capacity and electric energy to PEF under the terms of a PPA expiring in July 2013. Steam is sold to Citrus World, Inc. ("Citrus World") for use at its citrus processing facility and is also used to make distilled water in distillation units.

Capacity and Energy Sales

Power Purchase Agreement

Electrical output is sold to PEF pursuant to a PPA that commenced in July 1993 and expires on July 1, 2013. Revenues from the sale of electricity consist of a payment for capacity and an energy payment generally comprised of a fuel component, a voltage adjustment and an hourly performance adjustment. Capacity payments are subject to the Project maintaining an on-peak capacity factor of at least 90% during on-peak hours (11 hours daily), on a 12-month rolling average basis. Lake is subject to reductions in its capacity payments should it not achieve the 90% on-peak capacity factor. PEF applies a performance adjustment when its avoided cost exceeds the Project's firm energy payments. During off-peak hours, payments are made in accordance with a prescribed formula based on the price of gas. Lake has agreed to use commercially reasonable efforts not to deliver electric energy during off-peak hours except as prescribed or as needed. Further, PEF has the option to request non-delivery during on-peak hours on Saturdays and Sundays on notice to Lake. Pursuant to the Facility Lease, Umatilla Power Funding, LLC has provided a $6.0 million letter of credit in favour of PEF to support the Lake Project's obligations under the PPA.

Steam Sales Agreement

Citrus World purchases steam, but the amount is not sufficient to allow Lake to meet its QF requirements. During 2002, distillation equipment was installed with three distillation units using steam to make distilled water that is sold to unaffiliated third parties. The distillation business, owned by Teton Distillation, enables Lake to meet its QF requirements without the need to sell steam to Citrus World. Umatilla Funding has an option to purchase the distillation equipment and an option to purchase Lake's interest in Teton Distillation at certain specified times.

Fuel Supply Arrangements

In March 2006 Duke Energy Marketing America LLC, the primary natural gas supplier for the Project, assigned the Lake gas supply agreement to PPM Energy ("PPM") an indirect, wholly owned subsidiary of ScottishPower, plc. The gas supply agreement terminates in July 2009. PPM provides natural gas at a price that is adjusted monthly to track the PPA's pricing factors, including energy and capacity-based components. Lake is required to make certain payments if at least 80% of the maximum daily quantity specified in the agreement is not purchased each month. Lake has not purchased the minimum quantity since 2000, however, to date, the gas suppliers have not assessed any penalties. Excess gas requirements above those supplied by PPM are to be supplied by TECO Gas Services Inc. ("TECO"). Gas purchased under this agreement is at the spot market price plus a commission. TECO also supplies certain gas management and supply services to Lake under a separate agreement. The gas for the Project is transported using firm capacity on the Florida Gas Transmission Company ("FGT") system and interruptible capacity on the Peoples Gas System, a division of Tampa Electric Company, ("Peoples Gas") pipeline from the receipt points on the FGT pipeline to the plant. The gas transportation agreements expire in July 2008 and 2013. Lake is permitted to operate each of its combustion turbines on fuel oil for up to 240 hours per rolling 12-month period under the terms of the Project's air permit. The Project includes a 170,000 gallon fuel oil storage tank.

Operations & Maintenance

An affiliate of Caithness is responsible for the operations and maintenance of the Project pursuant to one of the Caithness O&M Agreements.

Mid-Georgia Project

Description

The Mid-Georgia Project, a 308 MW dual-fuel, combined-cycle, cogeneration plant located approximately 100 miles south of Atlanta in Kathleen, Georgia, commenced commercial operation in June 1998 as a QF. The Mid-Georgia Project is owned by Mid-Georgia Cogen L.P. ("Mid-Georgia"), a Delaware limited partnership in which Atlantic Holdings indirectly owns a 50% partnership interest and Northern Star indirectly owns a 50% partnership interest. Mid-Georgia sells its electrical output to Georgia Power, a subsidiary of the Southern Company, and its process steam to Frito-Lay, Inc. ("Frito-Lay"). The Project is located adjacent to Frito-Lay's food processing facility on a 9.3 acre site leased from the Houston County Development Authority.

Construction of the Mid-Georgia Project was financed through a series of loans totalling $116.5 million, which mature in 2013 and 2018. As at December 31, 2006, approximately $89 million in principal remained outstanding under the loans which are scheduled to be amortized over their remaining terms.

Distributions to partners are subject to the funding level of required reserve accounts and achieving certain quarterly debt service coverage ratios. The Manager does not currently anticipate that Mid-Georgia will exceed each of the quarterly debt service ratio tests under its financing agreements and as a result, no distributions are projected to be made by Mid-Georgia until retirement of the Project's debt in 2018. This is unchanged from the information provided at the time of the IPO.

In 2005, the Project dispatched fewer hours than historical levels. Consequently, it received full capacity payments, but very little energy payments, causing cash flows to be constrained. As a result, the independent auditors of the Project included an explanatory paragraph in their audit opinion that expressed substantial doubt about the Project's ability to continue as a going concern. During 2006, the financial performance of the Project and management's projections of the future rate of dispatch of the Project have improved. As of March 28, 2007, the independent auditor's report on the Project's 2006 financial statements has not yet been issued. However, management does not anticipate the auditor's report will express substantial doubt about the Project's ability to continue as a going concern.

Capacity and Energy Sales

Power Purchase Agreements

Electrical output is sold to Georgia Power under a 30-year PPA expiring in June 2028 that provides for payments for both capacity and energy. The price for energy is based on: (i) a fuel price, transportation and contract heat rate formula specified in the PPA; (ii) an SO2 emissions component; (iii) an operations and maintenance component; and (iv) a start-up component. The Project may sell capacity and energy to third parties, subject to a right of first refusal by Georgia Power.

Steam Sales Agreement

Mid-Georgia sells process steam to Frito-Lay pursuant to a 22-year energy savings agreement which expires in June 2020. The agreement may be extended for two additional four-year terms at Frito-Lay's option. Under the agreement, Mid-Georgia is obligated to provide all of Frito-Lay's process steam requirements. As a back-up to its auxiliary boiler, Mid-Georgia leases additional boilers from Frito-Lay and is obligated to operate and maintain such boilers for the term of the lease agreement.

Fuel Supply Arrangements

Teton Fuels Mid-Georgia ("TFMG"), an indirect subsidiary of Atlantic Holdings, is responsible for arranging natural gas and fuel oil supply, gas transportation and balancing services (the reconciliation of gas usage versus gas delivered) for Mid-Georgia through agreements with local fuel oil suppliers, the Municipal Gas Authority of Georgia and the City of Warner Robins.

Pursuant to the PPA, Mid-Georgia maintains the ability to operate each of its combustion turbines on fuel oil instead of natural gas in the event natural gas is not available. To operate, the fuel oil must have an ultra low sulfur content (less than 0.05%). The Project includes a 500,000 gallon oil storage tank with high volume off-loading capability.

Operations & Maintenance

An affiliate of Caithness is responsible for the operations and maintenance of the Project pursuant to one of the Caithness O&M Agreements.

Onondaga Project

Description

The Onondaga Project, a 91 MW dual fuel, combined-cycle, cogeneration facility located in Geddes, New York, began commercial operation in December 1993 as a QF. The Onondaga Project is operated by Onondaga Cogeneration Limited Partnership ("Onondaga"), a New York limited partnership in which Atlantic Holdings indirectly owns a 100% economic interest. In 2000, the Project's steam supply obligations were terminated. The Project is no longer a QF, but is now an EWG and currently sells its electrical output into the New York Independent System Operator's ("NYISO") Zone C capacity and energy markets. The Onondaga Project has no outstanding debt.

Capacity and Energy Sales

Power Purchase Agreement

The Project operates as a merchant generation facility unencumbered by any power or steam sales obligations. The Project is located in NYISO Zone C and dispatches electricity when the day-ahead electricity price exceeds the Project's marginal operating cost. The Project also sells capacity through NYISO administered capacity auctions.

A swap agreement (the "Onondaga Swap") between National Grid and Onondaga has replaced the Project's original PPA. The Onondaga Swap expires on June 30, 2008. The Onondaga Swap is a financial instrument under which National Grid makes monthly payments to Onondaga based upon the differential between an indexed "contract price" and a market reference price for electricity. The indexed contract price fluctuates in relation to the market cost of natural gas and a prescribed index of inflation. The notional quantity of electricity for the purpose of these calculations is fixed for the full 10-year term of the Onondaga Swap.

In May 2004, Onondaga contributed the Onondaga Swap to a newly formed wholly-owned special purpose subsidiary, Onondaga Power Swap Holdings, LLC ("SwapCo"). Onondaga has guaranteed SwapCo's obligations to National Grid under the Onondaga Swap. Also in May 2004, SwapCo entered into commodity hedges with Constellation Energy Commodities Group, Inc. (formerly Constellation Power Source, Inc.), a subsidiary of Constellation Energy Group, Inc., in order to lock in favourable gas, power and capacity pricing under the Onondaga Swap. The hedges extend from June 1, 2004 through June 30, 2008 and remove almost all commodity exposure from the Onondaga Swap through its term.

Energy Conversion and Capacity Release Agreement

Onondaga entered into an Energy Conversion Agreement with Coral Power, LLC ("Coral") from April 7, 2005 through March 31, 2006 ("Tolling Agreement"). Under the Tolling Agreement, Onondaga converted fuel into electrical energy and was paid a tolling payment and variable payment by Coral. In addition, Onondaga executed two letter agreements with Coral Energy Resources, L.P. on April 7, 2005 to define the temporary release of the ANR Pipeline Company ("ANR") and Dominion Transportation Inc. ("DTI") transportation capacity. The pipeline capacity was released via the ANR and DTI capacity release bulletin board systems on a pre-arranged, biddable basis for the period starting April 12, 2005 through March 31, 2006.

On February 16, 2006, Onondaga executed a swap agreement with Merrill Lynch Commodities Inc. which locked in the capacity price for the period May through October 2006. On September 29, 2006, Onondaga executed a contract with Coral for the sale of a portion of its winter capability period for the period November through April. The remaining winter capacity is auctioned directly into the NYISO.

Fuel Supply Arrangements

Onondaga has entered into three gas transportation agreements to provide natural gas transportation service to the Project, firm arrangements with DTI and ANR and a limited interruptible arrangement with National Grid. The DTI and ANR contracts provide for fixed monthly demand charges in addition to variable commodity charges based upon the quantity of gas transported. The National Grid transport contract has an annual minimum payment obligation. Under the National Grid transport contract, Onondaga has issued a letter of credit in favour of National Grid in the amount of $550,000. The letter of credit must be maintained during the term of the National Grid transport contract and is cash collateralized.

Gas Supply and Transportation Optimization

The Project engaged Sequent Energy Management, L.P. to provide fuel management services for the Project, including fuel purchasing, nominations, scheduling and balancing services. This is a short-term agreement effective April 1, 2006 through March 31, 2007 and will likely be renewed or replaced. Onondaga is permitted to operate each of its combustion turbines on fuel oil instead of natural gas for up to 1,752 hours per year under the terms of the Project's air permit. The Project includes a 380,000 gallon oil storage tank.

Operations & Maintenance

An affiliate of Caithness is responsible for the operations and maintenance of the Project pursuant to one of the Caithness O&M Agreements.

Orlando Project

Description

The Orlando Project, a 126 MW natural gas-fired combined-cycle cogeneration facility located in an industrial park near Orlando in Orange County, Florida, commenced commercial operation in September 1993 as a QF. The Orlando Project is owned by Orlando CoGen Limited, L.P. ("Orlando"), a Delaware limited partnership in which Atlantic Holdings indirectly owns a 50% partnership interest and Northern Star indirectly owns a 50% partnership interest. The Project is situated on a four acre site located adjacent to an air separation facility owned by Air Products and Chemicals, Inc. ("APCI") which serves as the Project's steam off-taker. Orlando sells all of its electric output to PEF and Reedy Creek Improvement District ("RCID") pursuant to long-term PPAs and chilled water to APCI to improve the efficiency of its air separation unit.

As at December 31, 2006, approximately $14.9 million in principal of the original $84.6 million non-recourse financing remained outstanding which amount is expected to be amortized over its remaining term ending in 2008.

Capacity and Energy Sales

Power Purchase Agreements

Orlando has entered into a 30-year contract to sell electrical capacity and energy to PEF which expires on December 31, 2023. Orlando is obligated to sell and deliver a committed capacity of 79.2 MW and has committed to a 93% on-peak capacity factor. Orlando receives a monthly capacity payment based on achieving the on-peak capacity factor and a monthly energy payment based on the total amount of electric energy actually delivered to PEF. The capacity payment is a fixed payment escalating at 5.1% annually and is reduced whenever the on-peak capacity factor is below 93%, calculated on a 12-month rolling average basis. Energy payments are based on the amount of energy delivered during the on-peak hours and off-peak hours during each month.

Orlando has entered into a 20-year contract to sell electrical capacity and energy to RCID, a municipal district serving the Walt Disney World complex, which expires in 2013. Orlando is obligated to sell and deliver 35 MW of electricity and has committed to a 93% average capacity factor. Orlando receives a monthly capacity payment based on the actual average capacity factor and a monthly energy payment based on the total amount of electric energy actually delivered to RCID. This PPA may be extended for an additional 10-year term upon the consent of both parties The capacity payment is a fixed rate that escalates at 4.5% annually and is based upon achieving a 93% average capacity factor (calculated on a three-year rolling average basis). The agreement provides both incentive and penalty provisions for performance above and below a 93% average capacity factor, respectively. RCID reimburses Orlando for a portion of the Florida Gas reservation charges associated with the firm gas transportation agreement. On October 12, 2005, Orlando executed an enabling agreement with RCID for periodic sales of up to 15 MW of non-firm available energy at firm rates.

Steam Sales Agreement

Orlando has entered into an agreement with Air Products Manufacturing Corporation ("APMC"), a wholly-owned subsidiary of APCI, to supply chilled water to its cryogenic air separation facility. Orlando has the right to deliver up to 35,000 lbs/hr of steam for use in the chiller and does not have any minimum steam delivery requirements beyond the thermal and efficiency requirements required to maintain QF status pursuant to PURPA. Orlando is required to purchase its nitrogen requirements from APMC, but does not have a minimum purchase requirement. Both the purchase price of nitrogen and the sales price of chilled water produced using steam from the Project are at fixed prices that escalate at the percentage increase/decrease in the producer price index.

Fuel Supply Arrangements

Orlando has entered into 20-year gas supply agreements with Orlando Power Holdings, LLC ("Orlando Power"), indirectly owned by Northern Star, expiring on December 31, 2013. Orlando Power has back-to-back agreements for the purchase and supply of natural gas from Vastar Gas Marketing, Inc. ("Vastar"), which is a wholly-owned subsidiary of BP Energy Company. Under the agreements, which expire on December 31, 2013, Vastar is obligated to provide Orlando Power with Orlando's entire daily natural gas requirement. Orlando's purchase price is tied to the coal-based and fixed escalators used for calculating the energy payments under the PPAs. Orlando also holds a gas supply agreement with TECO which is currently not utilized by the Project. Pursuant to this agreement, Orlando pays TECO for all gas consumed by the Project (whether or not supplied under the agreement with TECO). This agreement may be terminated by Orlando on July 31, 2010.

Orlando has entered into two 20-year gas transportation agreements expiring on July 31, 2010 with Peoples Gas for the delivery of natural gas to the Project. Peoples Gas has entered into 20-year back-to-back agreements with Florida Gas for the delivery of natural gas to the Project. If requested by Orlando, Peoples Gas will use its best efforts to extend or renew its firm transportation agreement with Florida Gas and, if Peoples Gas secures such an extension or renewal, the terms of both gas transportation agreements will be similarly extended. Transportation costs under the agreements are determined by Florida Gas' rate schedule as filed with FERC. These agreements provide for the transportation of up to 23,600 MMBtu per day to the Project.

Operations & Maintenance

The Project is operated and maintained by an affiliate of Northern Star pursuant to a 30-year operations and administrative services agreement expiring on December 31, 2023. If the PEF PPA is extended beyond December 31, 2023, this agreement may be extended, at the operator's option until December 31, 2033. The operator is compensated on a cost-reimbursement basis plus a fixed general and administrative charge. In addition, the operator is entitled to receive an incentive fee equal to a percentage of the excess of Orlando's operating cash flow after deducting originally anticipated maintenance capital and anticipated debt service. In 1997, Orlando entered into a maintenance agreement (the "LTSA") with Alstom Power Inc. ("Alstom"), for the long-term supply of hot gas path gas turbine parts, pursuant to which Alstom receives a monthly fee from the partnership and additional fees in certain circumstances The LTSA was amended and restated on April 22, 2005 to provide for three additional major inspections and overhauls of the gas turbine. As part of the Amended and Restated LTSA, the gas turbine was upgraded to an 11NM model in 2005.

Pasco Project

Description

The Pasco Project, a 121 MW dual fuel, combined-cycle, cogeneration plant located in Dade City, Florida, commenced commercial operations in July 1993 as a QF. The Pasco Project is owned by Pasco Cogen, Ltd. ("Pasco"), a Florida limited partnership in which Atlantic Holdings indirectly holds a 49.9% partnership interest, an affiliate of Dana Corp. holds direct and indirect partnership interests totalling 50.089% and an affiliate of TECO Energy Inc. holds a 0.011% indirect partnership interest. Pasco provides firm capacity and

energy to PEF pursuant to a PPA that expires on December 31, 2008. Pasco has a thermal agreement which expires in December 2008 providing for the sale of steam to Pasco Beverage Company ("Pasco Beverage"). The Project is situated on a 2.7 acre site, adjacent to Pasco Beverage's fruit juice processing facility, approximately 45 miles north of Tampa, Florida. The Project site is owned by Pasco Cogen Realty, LP, an affiliate of Pasco, and leased to Pasco pursuant to a site lease which expires in July 2013.

Construction on the Pasco Project was financed with two loans totalling approximately $92.6 million, both due December 31, 2008. As at December 31, 2006, approximately $26.0 million in principal of the term loans remained outstanding which are expected to be amortized over their remaining terms.

Capacity and Energy Sales

Power Purchase Agreement

Electrical output is sold to PEF pursuant to a PPA that commenced in July 1993 and expires on December 31, 2008. Revenues from the sale of electricity consist of a payment for capacity, an energy payment generally comprised of a fuel component, a voltage adjustment and an hourly performance adjustment in addition to a special monthly payment scheduled to end in 2006. Capacity payments are subject to the Project maintaining an on-peak capacity factor of at least 90% during on-peak hours (11 hours daily) on a 12-month rolling-average basis. The Project is subject to reductions in its capacity payments should it not achieve the 90% on-peak capacity factor. PEF applies a performance adjustment when its avoided cost exceeds the Project's firm energy payments. PEF also pays Pasco a special monthly payment scheduled to end in 2006 which is not subject to plant performance requirements.

Steam Sales Agreement

On September 30, 2004, Pasco filed a petition seeking a temporary waiver of QF requirements for calendar year 2004 and 2005 with FERC because the steam demands from the current and new steam users were insufficient to reliably maintain QF status. The FERC granted the waiver to the Project for the 2004 and 2005 calendar years, allowing Pasco the time needed to complete the installation of water distillation equipment so it can sell distilled water to unaffiliated third parties and retain its QF status. The cost of the distillation system was $2.0 million and was completed in 2005. Effective October, 2005, Pasco executed a letter agreement with an unaffiliated third party for the sale of distilled water. The Project filed for and received recertification of its QF status in late 2005.

Fuel Supply Arrangements

In March 2006 Duke, the primary natural gas supplier for the Project, assigned the Pasco gas supply agreement (which terminates in June 2008) to PPM an indirect, wholly owned subsidiary of ScottishPower, plc. PPM provides natural gas at a price that is adjusted monthly to track the PPA's pricing factors, including energy and capacity based components. Pasco is required to make certain payments if at least 80% of the maximum daily quantity specified in the gas supply agreement is not purchased each month. Pasco has not taken the minimum quantity since 2000; however, to date, the gas suppliers have not assessed any penalties. The gas for the Project is transported using firm capacity on FGT and interruptible capacity on the Peoples Gas pipeline, from the receipt points on the FGT pipeline to the plant. The gas transportation arrangements expire between 2008 and 2010.

Operations & Maintenance

An affiliate of Caithness is responsible for the operations and maintenance of the Project pursuant to one of the Caithness O&M Agreements.

In 2006 the existing turbines at the facility were upgraded to increase the efficiency of the facility and increase its output capability from 109 MW to 121 MW.

Path 15 Project

Description

The Path 15 Project is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor in central California to help alleviate what has been a chronic north-south transmission congestion point. The Path 15 Project and the two other previously existing transmission lines in the corridor represent the only significant transmission connection between the electrical grids of northern and southern California. Commencing commercial operations in December 2004, the Path 15 Project increased transmission capacity from southern to northern California by approximately 1,500 MW to 5,400 MW (approximately enough electricity to power 1.5 million households), and increased transmission capacity from northern to southern California by approximately 1,100 MW. This transmission line facilitates the movement of power from the Pacific Northwest to southern California in the summer months and from generators in southern California to northern California in the winter months.

Western, a federal power marketing entity that was active in the development and construction of the Path 15 Project, owns the transmission line and real estate rights associated with the Path 15 Project, while Path 15 Opco owns 72% of the TSRs associated with the Path 15 Project. Western is also responsible for the operation and maintenance of the Path 15 Project at the expense of Path 15 Opco. The TSRs entitle Path 15 Opco to receive revenues that are regulated and approved by the FERC, currently being collected and remitted to owners of TSRs by the CAISO. The revenue received by Path 15 Opco bears minimal operation risk since rates are based on a FERC determined revenue requirement. As such, in the event the Path 15 Project experiences a temporary lapse in service, Path 15 Opco would continue to receive monthly tariff payments from the CAISO.

The CAISO is a not-for-profit corporation that acts as a clearinghouse to settle third-party transactions involving the purchase and sale of power in California. In order for transmission facilities to become part of the transmission grid in California, owners of transmission assets must place their assets under the operational control of the CAISO by entering into a standard transmission control agreement with the CAISO. The CAISO-operated grid encompasses approximately 75% of California for which the CAISO is responsible for matching net generation and loads. In general, the CAISO coordinates the dispatch of power generation, and manages the reliability of, and provides open access to, the transmission grid. The CAISO is responsible for charging transmission users for service through a TAC and remits the TAC payments to the owners of the transmission assets.

Path 15 Opco has entered into a transmission control agreement with CAISO pursuant to which Path 15 Opco assigned its TSRs to the CAISO. In return for this assignment, Path 15 Opco receives compensation in the form of FERC-approved tariff rates remitted by the CAISO. The amount of tariffs paid to Path 15 Opco are not dependent upon the amount of capacity represented by the TSRs, the usage of the transmission capacity represented thereby, or the availability of such transmission capacity. Rather, the amounts paid to Path 15 Opco are based upon permitted rates of return determined by FERC using a "cost of service" methodology. Based upon the rates of return established by the FERC, the CAISO sets system-wide TACs (which are collected from utilities and other service providers) at levels that are expected to produce the specific revenue targets established for transmission owners.

Regulated Revenues

The revenue stream associated with the Path 15 Project represents a stable revenue stream, based on tariff rates regulated and approved by the FERC. It is anticipated that these revenues will decline modestly over time on a 30-year straight-line basis. Path 15 Opco receives payments from the CAISO based on approved revenue requirements. As a result, this revenue stream is not exposed to the risks that may arise from volatility in the volume of power generation and usage of the transmission system. In the event of a temporary lapse in service, Path 15 Opco would continue to receive monthly tariff payments.

The Path 15 Project is owned and operated by Western, an experienced operator of transmission lines that operates and maintains approximately 17,000 miles of transmission lines, providing its customers with economical and reliable energy transmission. The operations of the Path 15 Project consist entirely of the transmission of electric power, which is not subject to the volatility that may arise from changes in the price of electricity or fuel.

Rumford Project

Description

The Rumford Project, a 85 MW multi-fuel (coal, wood waste and tire-derived fuel) circulating fluidized bed boiler cogeneration facility located in the town of Rumford, Maine, began commercial operation in May 1990 as a QF. The Rumford Project is owned by Rumford Cogeneration Company Limited Partnership ("Rumford"), a Maine limited partnership in which Atlantic Holdings indirectly owns a 24.3% limited partnership interest through its ownership of Teton Funding and an estimated 1.7% economic interest in Rumford through its indirect 18.9% ownership of Javelin, which indirectly owns a 10.2% limited partnership interest (an estimated 9% economic interest) in the Project. Other interests in Rumford are owned by: NewPage Corporation ("NewPage") indirectly through its 30% general partnership interest held by its affiliate, Rumford Cogeneration Inc. ("RCI"); Catamount Energy Corporation indirectly through its 15.1% limited partnership interest; Sojitz Corporation of America indirectly through its 10.2% limited partnership interest; and Dominion Resources, Inc. indirectly through its 10.2% limited partnership interest. Cash distributions from the Project are split among the partners according to a cash "waterfall" defined under the terms of the Rumford partnership agreement. The Project was constructed for the dual purpose of supplying steam and electricity to an adjacent paper mill owned by a subsidiary of NewPage and electricity to Central Maine Power Company ("CMP"). Rumford leases the site from NewPage and the Project is situated adjacent to the paper mill pursuant to a lease expiring on December 31, 2020. Rumford has no outstanding debt. RCI has an assignable option to purchase all of the limited partnership interests in Rumford at a pre-determined price so that upon completion of any exercise of this option, RCI or any assignee would own 100% of Rumford. This option may be exercised on December 31 of each year until December 31, 2014. The option price is four times the average of the net pre-debt service cash flow over the four years preceding the option exercise date (after removing the lowest figure of the four).

Capacity and Energy Sales

Power Purchase Agreements

Rumford had a 15-year PPA to sell electric energy to CMP that expired on December 31, 2005. CMP had the option to extend the term of the PPA for three successive five-year periods, but allowed the option to expire unexercised on July 1, 2004. During 2005, Rumford received an energy payment based on the sale of 75 MW of power at rates that increase in accordance with a fixed price schedule.

In December 2005, Rumford executed a one year interim agreement to sell all of its output to Rumford Paper Company, the adjacent paper mill that has served as the Project's steam host, at the New England hourly power market price.

In February 2007, Rumford executed an Interim Financial Consolidation Agreement ("IFCA") with Rumford Paper Company. The IFCA consolidates the payment obligations of the various agreements between Rumford and Rumford Paper Company into a single payment obligation effective January 1, 2007. The effect of the IFCA is similar to a lease wherein Rumford Paper Company assumes the risk of fuel and power price volatility as well as most operating costs. Payments under the IFCA will be made quarterly to the partnership over a three year term ending December 31, 2009. The Company expects to receive annual partnership distributions of approximately $2.7 million during the terms of the IFCA.

Selkirk Project

Description

The Selkirk Project, a 345 MW dual-fuel, combined-cycle cogeneration plant located in the Town of Bethlehem in Albany County, New York, commenced commercial operation in 1994 as a QF. The Selkirk Project is owned by Selkirk Cogen Partners, L.P. ("Selkirk"), a Delaware limited partnership in which Atlantic Holdings estimates that it is entitled to an 18.5% economic interest in the cash flow and Cogentrix Energy, Inc., affiliates of The McNair Group and Fort Point Power LLC (an affiliate of Osaka Gas Energy America Corporation) own the remainder. Each of the Selkirk partners has an interest in cash distributions by Selkirk which changes when certain Selkirk partners achieve a specified return on their contributions to Selkirk. The cash distributions are divided into three levels: (i) distributions in fixed amounts payable to the Selkirk partners in proportion to their equity contributions during an initial period extending until such specified return is achieved (the "Selkirk Level I Distributions"); (ii) distributions of the Selkirk available cash remaining after payment of the Selkirk Level I Distributions; and (iii) distributions after the expiration of such initial period. The 15.7 acre project site is leased by Selkirk from GE and is situated adjacent to a GE plastics manufacturing plant which is also the Project's steam host. The Project includes two units: Unit I sells output to both National Grid and third parties; and Unit II sells output to Consolidated Edison, Inc. ("Con Ed").

On December 12, 1994, Selkirk refinanced its existing debt with the issuance by Selkirk Cogen Funding Corporation, a wholly-owned subsidiary of Selkirk, of $165 million of 8.65% First Mortgage Bonds due 2007 and $227 million of 8.98% First Mortgage Bonds due 2012. As at December 31, 2006, approximately $255.4 million in aggregate remained outstanding on the bonds, which is expected to be amortized over the remaining term of the respective bonds. Under Selkirk's financing agreements, Selkirk did not satisfy certain conditions with respect to the extension or replacement of its firm gas supply agreements by December 26, 2004, so cash otherwise available for distribution to Selkirk's partners was deposited into a separate account until the balance in the account is sufficient to fund all scheduled principal repayments on Selkirk's outstanding bonds from June 26, 2010 through June 26, 2012. Selkirk had successfully extended three of the four contracts and, in November 2005, the project successfully concluded negotiations on the fourth and final contract. Upon entering into the fourth contract the requirement to trap otherwise distributable cash was lifted and the cash held in the separate account was released and distributed to the partners in November and December 2005.

Capacity and Energy Sales

Power Purchase Agreements

Selkirk has a PPA that expires on July 1, 2008 to sell electric capacity and energy from Unit I to National Grid. The Unit I PPA provides for a monthly contract payment which is comprised of four indexed pricing components: a capacity payment, an energy payment, a transportation payment and an operations and maintenance payment. The capacity payment, transportation payment, operations and maintenance payment and a fixed portion of the energy payment are payable regardless of whether Selkirk sells energy or capacity. The variable portion of the energy payment varies with the quantities of energy and capacity actually sold. Selkirk retains the right to sell Unit I energy and associated capacity at the prevailing market price which mitigates the impact of any payments that may be required to be made during periods of high market prices. National Grid has a right of first refusal to purchase energy and/or capacity up to the applicable monthly contract quantity during the term of the Unit I PPA at the market energy price and, if applicable, the market capacity price.

Selkirk also has a PPA to sell electric capacity and energy from Unit II to Con Ed. This PPA expires on September 1, 2014, subject to a 10-year extension at the option of Con Ed under certain conditions. The Unit II PPA provides for a capacity payment, a fuel payment, an operations and maintenance payment and a wheeling payment. The capacity payment, a portion of the fuel payment, a portion of the operations and maintenance payment and the wheeling payment are fixed charges to be paid on the basis of plant availability.

Steam Sales Agreement

Selkirk is obligated to sell up to 400,000 lbs/hr of thermal output of Units I and II for use as process steam at the GE plant located adjacent to the Project through September 1, 2014. GE is not charged for steam in an amount up to the annual equivalent of 160,000 lbs/hr during each hour in which the GE plant is in production. Steam sales in excess of this amount are priced at GE's avoided variable direct cost, subject to an annual "true-up" to ensure that GE receives the annual equivalent of the discounted quantity at nominal pricing. GE is required to purchase the minimum thermal output necessary for Selkirk to maintain its QF status.

Fuel Supply Arrangements

To supply natural gas for Unit I, Selkirk has entered into a gas supply agreement expiring on October 31, 2012 with Coral Energy Canada on a firm (variable quantity) 365-day per year basis. To supply natural gas for Unit II, Selkirk entered into gas supply agreements with Imperial Oil Resources Limited, EnCana Corporation and Canadian Forest Oil Ltd. (formerly Producers Marketing Ltd.). In the fourth quarter of 2004, each of the Unit II gas supply agreements was restructured and extended through October 31, 2014.

Long-term contracts for the transportation of Units I and II natural gas volume on a firm 365-day per year basis have been executed with TransCanada Pipelines Limited, Iroquois Gas and Tennessee Gas. Each of the Unit I and II gas transportation contracts expire on November 1, 2012 and November 1, 2014, respectively.

Units I and II have the capability to operate on fuel oil and are able to switch fuel sources from natural gas to fuel oil and back without interrupting the generation of electricity. Selkirk's air permit allows the facility to burn oil for a maximum of 2,190 hours per year at full capacity. The Project has on-site storage for approximately 910,000 gallons of fuel oil, a supply sufficient to run all three combustion turbines for one and one half days at full capacity without refilling. The Project site is approximately five miles from the Port of Albany, New York, a major oil terminal area. Additionally, several major oil companies supply fuel oil in the Albany area through leased storage or throughput arrangements.

Operations & Maintenance

GE operates the Selkirk Project under the Third Amended and Restated Operations and Maintenance Agreement expiring on December 31, 2012. The agreement provides for a fixed fee, capital parts discounts, a pass-through of management costs and a performance bonus. Management services for Selkirk are provided by JMCS I Management, Inc. ("JMCS"), an affiliate of Cogentrix, under an administrative services agreement. The term of the agreement is 20 years and expires in September 2014 unless terminated earlier in accordance with its terms. JMCS is entitled to compensation under the agreement which is subject to renegotiation every four years and provides for the full recovery of JMCS's actual costs and properly allocated overhead plus a reasonable fee which must be approved by all of the Selkirk partners.

Stockton Project

Description

The Stockton Project is a 55 MW solid fuel-fired cogeneration facility located in Stockton, California that commenced commercial operation in March 1988 as a QF. The Stockton Project is owned by Stockton CoGen Company ("Stockton"), a California general partnership in which Atlantic Holdings indirectly holds a 50% partnership interest and Air Products ("APCI") holds a 50% partnership interest. The majority of the Project's electricity is sold under a 20-year PPA with PG&E that expires in February 2008. In addition, steam and electric energy are supplied to Corn Products International, Inc. ("CPI") under a 20-year energy supply contract expiring in February 2008. The Project is located adjacent to CPI's corn wet-milling plant on a 9.5 acre industrial site that is leased from CPI. A ground lease was executed in 1986 with a base lease term of 20 years, which runs the duration of the CPI energy supply contract. Stockton has the option of extending the site lease

term for a period of five years at the maturity of the CPI energy supply contract term. The Stockton Project has no outstanding debt.

Capacity and Energy Sales

Power Purchase Agreements

Stockton has two purchase agreements for electrical output from the Project: (i) the PG&E PPA, which is a 20-year energy and capacity PPA that expires in February 2008; and (ii) the CPI energy supply contract, which provides for the sale of both electricity and steam and is for a term of 20 years coinciding with the PG&E PPA.

Electric power generated by the Stockton Project is sold to PG&E pursuant to a PPA expiring in 2008. The PG&E PPA provides for monthly capacity and energy payments, and Stockton is entitled to receive a performance bonus if the average on-peak capacity factor, net of allowed forced outages and scheduled maintenance outages, exceeds 85%. The PPA provided for an annual average energy price through July 15, 2006. Subsequent to July 15, 2006, the Project received PG&E's interim short-run avoided cost. The California Public Utilities Commission (the "CPUC"), is currently engaged in a regulatory proceeding that is expected to result in a new short-run avoided cost formula. Once that proceeding is complete, the new formula will be applied to the energy payments that the Project receives. As of the date of this filing the regulatory proceedings to determine the future short-run avoided cost for California were still in process.

Steam Sales Agreement

Under the CPI energy supply contract, the Stockton Project supplies up to 130,000 lbs/hr of steam and 6,200 kW of electricity to the CPI facility. CPI pays Stockton a monthly base product charge. The CPI energy supply contract requires CPI to pay monthly energy charges for back-up steam and electric power, provided the Project has satisfied its minimum requirement for availability.

Fuel Supply Arrangements

The Project's boiler system is capable of burning several solid fuels, including coal, petroleum coke and tire-derived fuel. This diverse solid fuel mix provides opportunities to source fuel from several suppliers and provides cost advantages through controlled blending for optimal performance. Stockton has experienced success in blending fuels to minimize cost and maintain efficiency.

Stockton purchases coal from two coal supply contracts which expire in December 2007. Stockton also blends petroleum coke with coal to reduce fuel costs and has one year contracts with two major northern California suppliers of coke expiring on December 31, 2007. Although petroleum coke does have higher sulfur content than most coals, the Project can incorporate it up to 45% (by volume) into the overall fuel supply and still operate within its air quality permit emissions requirements.

The Project also utilizes tire-derived fuel for up to 10% of its fuel mixture. Tire-derived fuel provides an excellent source of lower-cost energy for the Project. Stockton purchases tire-derived fuel from Golden By-Products, Inc. under an agreement that expires on February 28, 2008. This contract has been in place since April 1999. It had an original term of three years and is renewable annually subject to mutual agreement on price and quantity of tire-derived fuel.

As an alternative to landfill disposal, Stockton has established programs with several local companies for the beneficial reuse of a majority of the ash produced by the Project. Stockton also maintains existing waste hauling and landfill disposal contracts for excess volumes of ash not utilized in beneficial reuse.

Operations & Maintenance

Air Products Energy Enterprises, L.P. ("APEE") a wholly-owned subsidiary of APCI, provides all operating, maintenance and administrative services for the Stockton Project. APEE receives an operating fee, adjusted annually based on inflation and labour indices, for a defined list of costs and expenses incurred. APEE can also earn an annual incentive fee based on Project cash flow which provides an incentive for APEE to control operating costs and maintain high project reliability.

Topsham Project

Description

The Topsham Project is a 14 MW hydroelectric facility located on the Androscoggin River at the Pejepscot dam near Topsham, Maine and commenced commercial operation in 1987 as a QF. The Topsham Project is leased and operated by Topsham Hydro Partners Limited Partnership ("Topsham"), a Minnesota limited partnership. A 100% undivided interest in the Topsham Project and a 100% undivided site interest in the Topsham Project site is owned by a financial institution, in its capacity as owner trustee for the benefit of a subsidiary of Atlantic Holdings (50%) and DaimlerChrysler Services North America LLC (50%) as owner participants. Electrical output is sold to CMP under a PPA that expires in 2011.

The following discussion deals only with the lease arrangements as they relate to the Atlantic Holdings indirect interest. Pursuant to a sale and lease back transaction, Topsham leases both the 50% Project and 50% site interest until November 17, 2011. At the end of the initial term, or any renewal term, as the case may be, of the Atlantic Holdings lease, Topsham has the option to renew the lease either for a period of two to 15 years at 50% of the average rate for the initial lease term or for a period of two years to as long as December 2070 at the market rate at time of renewal. Further, Topsham has the option to purchase both the Atlantic Holdings 50% Project and site interests on the last day of the initial term or any renewal term. Lease payments made by Topsham are based on certain Project operating cash flows. Certain of such payments are used to pre-pay amounts due under the note used to finance construction of the Project and are applied against a lease balloon payment due in November 2011.

A portion of the monies used to purchase the Project and site interests was borrowed from a financial institution and a secured note was issued representing this indebtedness. Indebtedness under this note is due November 17, 2011. As at December 31, 2004, approximately $7.0 million remained outstanding under the note.

Capacity and Energy Sales

Power Purchase Agreement

Electrical output from the Topsham Project is sold to CMP pursuant to a PPA terminating on December 31, 2011. CMP has the option to terminate the PPA as of December 31, 2006 through 2010 if, as of December 31, 2005, 2006, 2007, 2008 or 2009, CMP does not have the sole right to provide electric service to customers in its now existing franchise territory who account for at least 50% of the total load being serviced on the applicable option date by all suppliers in the territory. If CMP exercises this termination option, CMP must make a termination payment to Topsham on the effective date of the termination.

CMP is required to pay for power generated by the Topsham Project based on a fixed-price schedule through December 2011.

Operations & Maintenance

Topsham operates the Project and provides all general and administrative services for the Project pursuant to an operation agreement in effect until the earlier of December 31, 2027 or upon Topsham becoming the owner of 100% of the Project and the site, subject to renewal or earlier termination.

THE COMPANY

The Company is a corporation continued under the *Business Corporations Act* (British Columbia).

Description of IPSs

General

As at December 31, 2006, there were 61,470,500 IPSs issued and outstanding. Each IPS represents: (a) one Common Share; and (b) Cdn$5.767 aggregate principal amount of Subordinated Notes.

The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a stock split, recombination or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.

Voluntary Separation and Recombination

At any time after the 45th day following the original issuance or upon the occurrence of a change of control of the Company, holders of IPSs may separate their IPSs into the Common Shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of Common Shares and Subordinated Notes may, at any time, recombine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution.

Automatic Separation

Upon the occurrence of any of the following, the IPSs will be automatically separated into the Common Shares and Subordinated Notes represented thereby:

- with respect to any holder of IPSs, acceptance by such holder of the Company's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of the Company;
- exercise by the Company of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption;
- the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; or
- if CDS is unwilling or unable to continue as securities depository with respect to the IPSs and the Company is unable to find a successor depository.

Book-Entry Settlement and Clearance

General

CDS acts as securities depository for the IPSs, the Subordinated Notes and the Common Shares represented by the IPSs, which are referred to collectively as the "Securities". The IPSs and the Subordinated Notes and the Common Shares represented by the IPSs are represented by one or more global notes and global stock certificates. The global notes and global stock certificates are issued as fully-registered in book-entry only form in the name of CDS or its nominee, CDS & Co. If an investor intends to purchase IPSs, an investor must do so through direct and indirect CDS participants. The participant through whom a purchase is made will receive a credit for the applicable number of IPSs on CDS's records. The ownership interest of each actual purchaser of the applicable security, referred to as a "beneficial owner", is to be recorded on the participant's records. Beneficial owners will not receive written confirmation from CDS of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic

statements of their holdings, from the CDS participant through which the beneficial owner entered into the transaction.

All interests in the Securities are subject to the operations and procedures of CDS. The following is a summary of those operations and is provided by the Company solely for convenience. The operations and procedures of each settlement system may be changed at any time. The Company is not responsible for those operations and procedures.

To facilitate subsequent transfers, all Securities deposited by direct CDS participants are registered in the name of CDS. The deposit of Securities with CDS and their registration in the name of CDS effect no change in beneficial ownership. CDS has no knowledge of the actual beneficial owners of the Securities. CDS's records reflect only the identity of the direct CDS participants to whose accounts such Securities are credited, which may or may not be the beneficial owners. The CDS participants will remain responsible for keeping account of their holdings on behalf of their customers.

Transfers of ownership interests in the Securities are effected by entries made on the books of the CDS participants acting on behalf of beneficial owners. Beneficial owners of Securities will not receive certificates representing their ownership interests in the applicable Security except in the event that use of the book-entry only system for the Securities is discontinued.

Cross-market transfers between CDS participants, on the one hand, and the Depository Trust Company ("DTC") participants, on the other hand, will be effected within CDS through DTC. To deliver or receive an interest in Securities held in a DTC account an investor must send transfer instructions to DTC under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, DTC will send instructions to its CDS depositary to take action to effect final settlement by delivering or receiving interests in the Securities in CDS and making or receiving payment under normal procedures for same-day funds settlement applicable to CDS. DTC participants may not deliver instructions directly to the CDS depositary that is acting for DTC.

Conveyance of notices and other communications by CDS to direct participants, by direct participants to indirect CDS participants, and by CDS participants to beneficial owners is governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The Company and the Trustee under the Indenture make any payments on the Common Shares and Subordinated Notes to CDS. CDS's practice is to credit direct CDS participants' accounts on the payment date in accordance with their respective holdings shown on CDS's records unless CDS has reason to believe that it will not receive payment on the payment date. Payments by CDS participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of CDS, the Company or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

The Company and the Trustee under the Indenture are responsible for the payment of all amounts to CDS. CDS is responsible for the disbursement of those payments to its participants, and the participants are responsible for disbursements of those payments to beneficial owners.

CDS may discontinue providing its service as securities depository with respect to the IPSs, the Common Shares or the Subordinated Notes at any time by giving reasonable notice to the Company and the Trustee under the Indenture. If CDS discontinues providing its service as securities depository with respect to the IPSs and the Company is unable to obtain a successor securities depository, the beneficial owners will automatically take a position in the Common Shares and Subordinated Notes represented by the IPSs and the Company will print and deliver certificates representing Common Shares and Subordinated Notes to the beneficial owners or their nominees. If CDS discontinues providing its service as securities depository with respect to the Common Shares or Subordinated Notes and the Company is unable to obtain a successor

securities depository, the beneficial owners will automatically take a position in the securities and the Company will print and deliver certificates for the Common Shares and Subordinated Notes to the beneficial owners or their nominees.

The Company has the option of discontinuing the registration of any of the Securities through the book-entry only system at any time. In the event that the Company decides to discontinue use of the system of book-entry only system for any of the Securities, the Company will print and deliver certificates for the Common Shares and Subordinated Notes to the beneficial owners or their nominees.

The information in this section concerning CDS and CDS' book-entry only system has been obtained from sources that the Manager believes to be reliable, including CDS, but the Company takes no responsibility for its accuracy.

The Company will not have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:

- the accuracy of the records of CDS, its nominee, or any participant, as to any ownership interest in the Securities; or
- any payments to, or the providing of notice to, participants or beneficial owners.

Separation and Recombination

Any voluntary or automatic separation of IPSs, and any subsequent recombination of IPSs from Subordinated Notes and Common Shares, are to be accomplished by entries made by the CDS participants on behalf of beneficial owners. In any such case, the participant's account through which a separation or recombination is effected will be credited and debited for the applicable securities on CDS's records.

Procedures Relating to Subsequent Issuances

The Indenture and the agreements with CDS provide that, in the event there is a subsequent issuance of Subordinated Notes, the terms of the newly issued Subordinated Notes (including interest and maturity) will be identical in all material respects to the previously issued Subordinated Notes and all such Subordinated Notes will be traded under the same CUSIP number. Any such subsequently issued Subordinated Notes may be issued at a discount or premium to the stated principal amount.

Description of Share Capital

The authorized share capital of the Company consists of an unlimited number of Common Shares. As at December 31, 2006, there were 61,470,500 Common Shares issued and outstanding, all of which were represented by IPSs.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of the Company and are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

Description of Subordinated Notes

General

As at December 31, 2006, $338,082,525 (Cdn$394,001,374) aggregate principal amount of Subordinated Notes were outstanding. $304,187,724 (Cdn$354,500,374) of such Subordinated Notes were represented by IPSs and $33,894,800 (Cdn$39,501,000) of such Subordinated Notes were sold separately by private placement.

The Subordinated Notes were issued under the Indenture. The following is a brief summary of the terms of the Indenture and is subject to, and is qualified in its entirety by reference to the Indenture, which is specifically incorporated herein by reference. The Indenture can be found on SEDAR at www.sedar.com.

Market

In certain circumstances, the Subordinated Notes and Common Shares represented by the IPSs will separate. There is no market through which such Subordinated Notes may be sold and purchasers may not be able to resell Subordinated Notes purchased by them.

Interest Rate

The interest rate on the Subordinated Notes is 11.0% per annum. Payments of interest, to the extent permitted by law, not made when due, will bear interest from the date such payment was due until paid at a default rate of 13.0% per annum.

Record and Payment Dates

Interest is paid monthly in arrears on the last business day of each month to holders of record on the last business day of the preceding month.

Maturity Date

The Subordinated Notes will mature on November 18, 2016.

Principal Repayment

The Subordinated Notes provide for the payment of interest only until the end of the term of the Subordinated Notes, at which time the principal balance will be payable by the Company.

Optional Redemption

On or after November 18, 2009, the Company may redeem the Subordinated Notes, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days' notice, for cash, at a redemption price equal to: (i) 105% of the principal amount of Subordinated Notes being redeemed where the redemption occurs on or after November 18, 2009 but before November 18, 2011; (ii) 104% of such amount where the redemption occurs on or after November 18, 2011 but before November 18, 2013; (iii) 103% of such amount where the redemption occurs on or after November 18, 2013 but before November 18, 2014; (iv) 102% of such amount where the redemption occurs on or after November 18, 2014 but before November 18, 2015; and (v) 101% of such amount where the redemption occurs on or after November 18, 2015 but before November 18, 2016, together with, in each case, accrued but unpaid interest to the date of redemption. Any exercise by the Company of its option to redeem Subordinated Notes, in whole or in part, will result in an automatic separation of the IPSs into Common Shares and Subordinated Notes.

Change of Control

Upon the occurrence of a change of control, the Company will be required to make an offer to each holder of Subordinated Notes to repurchase that holder's Subordinated Notes at a price equal to 101% of the principal amount of the Subordinated Notes being repurchased, plus any accrued but unpaid interest to the date of repurchase. However, a holder of IPSs will not be able to have its Subordinated Notes repurchased unless such holder surrenders the IPSs to the depository, and receives delivery of the Common Shares and Subordinated Notes represented thereby.

Security and Guarantees

The Subordinated Notes are secured by a pledge of the Company's membership interests in Atlantic Holdings and are guaranteed by Atlantic Holdings and certain of its direct and indirect, wholly-owned subsidiaries including, among others, Onondaga Cogeneration L.P. The guarantee of Atlantic Holdings is secured by a pledge of its membership interests in the Project Holding Entities and the guarantees of certain of Atlantic Holdings' direct and indirect wholly-owned subsidiaries are secured by pledges of the membership interests or other securities they hold in subsidiary entities subject to the provisions of agreements governing or affecting interests in such subsidiaries which may restrict or prevent pledges in certain cases.

Onondaga Cogeneration L.P.'s guarantee of the Subordinated Notes is secured by a pledge of certain of the Onondaga Project assets. None of the other Project Operating Entities have provided a guarantee of the Subordinated Notes and none of the other Project assets are pledged to secure a guarantee of, or indebtedness under, the Subordinated Notes.

Ranking

The Subordinated Notes are secured subordinated indebtedness of the Company and are subordinated in right of payment, as set forth in the Indenture, to all existing and future secured senior indebtedness of the Company, including the Company's guarantee of Atlantic Holdings' obligations under the Amended Credit Facility, but rank senior to all unsecured indebtedness of the Company (including trade payables).

The indebtedness evidenced by each secured guarantee of the Subordinated Notes is secured subordinated indebtedness of each guarantor, and is subordinated in right of payment, as set forth in the Indenture, to all existing and future senior indebtedness of each such guarantor, including the Amended Credit Facility, but ranks senior to any unsecured indebtedness of each such guarantor (including trade payables).

Indebtedness evidenced by each unsecured guarantee of the Subordinated Notes is unsecured subordinated indebtedness of each such guarantor and is subordinated in right of payment, as set forth in the Indenture, to all existing and future secured indebtedness of such guarantor, including the Amended Credit Facility, and ranks *pari passu* in right of payment with all existing and future unsecured indebtedness of each such guarantor (including trade payables).

Restrictive Covenants

The Indenture contains covenants with respect to the Company that restrict:

- the incurrence of additional indebtedness;
- the payment of dividends on, and repurchase of, Common Shares;
- a number of other types of payments, including investments;
- specified sales of assets;
- specified transactions with affiliates;
- the creation of a number of liens; and
- consolidations, mergers and transfers of all or substantially all of the Company's assets.

The limitations and prohibitions described above are subject to a number of important qualifications and exceptions described in the Indenture.

Description of Debentures

As at December 31, 2006, $51.5 million (Cdn $60 million) aggregate principal amount of Debentures were outstanding.

The Debentures were issued under the Debenture Indenture. The following is a brief summary of the Debenture Indenture and is subject to, and is qualified in its entirety by reference to, the Debenture Indenture, which is specifically incorporated herein by reference. The Debenture Indenture can be found on SEDAR at www.sedar.com.

General

The aggregate principal amount of debentures authorized to be issued under the Indenture is unlimited. The Company may, from time to time, without the consent of the holders of the Debentures, issue additional debentures in addition to the Debentures offered hereby. The Debentures are issuable only in denominations of Cdn$1,000 and integral multiples thereof. The Debentures are available for delivery in book-entry form only through the facilities of CDS. Holders of beneficial interests in the Debentures do not have the right to receive physical certificates evidencing their ownership of Debentures except under certain circumstances described under "— Book Entry, Delivery and Form". No fractional Debentures will be issued.

The Debentures bear interest from the date of issue at a rate of 6.25% per annum payable semi-annually in arrears on April 30 and October 31 in each year, commencing on April 30, 2007 (each, an "Interest Payment Date"). The first interest payment will include accrued and unpaid interest for the period from the date of the closing of the Debenture Offering up to, but excluding April 30, 2007. Interest is payable based on a 365-day year. The interest on the Debentures is payable in lawful money of Canada as specified in the Debenture Indenture. At the option of the Company, subject to regulatory approval, the Company may deliver IPSs to its agent who shall sell such IPSs on behalf of the Company in order to raise funds to satisfy all or any part of the Company's obligations to pay interest on the Debentures, but in any event, the holders of Debentures shall be entitled to receive cash payments equal to the interest payable on the Debentures. See "— IPS Interest Payment Election". Any amounts paid or deemed to be paid as interest in respect of the Debentures are subject to withholding tax as may be applicable.

The principal amount on the Debentures is payable in lawful money of Canada as further described under "— Payment upon Redemption or Maturity" and "— Redemption and Purchase" and "— Put Right Upon a Change of Control" below.

The Debentures are direct obligations of the Company and are secured and rank senior to the Company's obligations with respect to all existing and future Subordinated Indebtedness including the Subordinated Notes, but rank junior to all existing and future Senior Secured Indebtedness including the Amended Credit Facility and the Acquisition Credit Facility as further described under "— Ranking" below. The Indenture does not restrict the Company from incurring additional indebtedness for borrowed money or otherwise from mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing.

Conversion Privilege

The Debentures are convertible at the holder's option into fully-paid, non-assessable and freely-tradeable IPSs at any time prior to 5:00 p.m. (Toronto time) on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Company for redemption of the Debentures, at a conversion price of Cdn$12.40 per IPS (the "Conversion Price"), being a ratio of approximately 80.6452 IPSs for each Cdn$1,000 principal amount of Debentures. No adjustment will be made to the record date for distributions on IPSs issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will be entitled to receive, in addition to the applicable number of IPSs, accrued and unpaid interest in respect thereof for the period from the date of the latest Interest Payment Date to the date of conversion. Pursuant to the Debenture Indenture, a Debenture will be deemed to be surrendered for conversion on the date on which it is so surrendered in accordance with the provisions of the Debenture Indenture and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received in proper form by the Debenture Trustee at its principal offices in Toronto, provided that if a Debenture is surrendered for conversion on a day on which the register of IPSs is closed, the holder of the Debentures entitled to receive IPSs shall become the holder of record of such IPSs as at the date on which such register is next reopened. Notwithstanding the foregoing, no Debentures may be converted on any Interest Payment Date and during the five business days preceding April 30 and October 31 in each year, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Debenture Indenture provides for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding IPSs; (b) the distribution of IPSs (or securities convertible into or exchangeable for IPSs) to all or substantially all holders of IPSs by way of dividend or distribution or otherwise; (c) the issuance of options, rights or warrants to holders of all or substantially all IPSs entitling them for a period of not more than 45 days to acquire IPSs or other securities convertible into or exchangeable for IPSs at less than 95% of the then Current Market Price of the IPSs; and (d) the distribution by the Company to all or substantially all holders of outstanding IPSs of (i) securities of any class other than IPSs, (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase IPSs or securities convertible into IPSs), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid (including payments on the Subordinated Notes) in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (a), (b), (c) or (d) above if, subject to prior regulatory approval, the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Company will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%.

In the case of any reclassification or change (other than a change resulting only from consolidation or subdivision) of the IPSs (or either of the Common Shares or Subordinated Notes comprising the IPSs) or in case of any amalgamation, consolidation or merger of the Company with or into any other entity, or in the case of any sale, transfer or other disposition of the properties and assets of the Company as, or substantially as, an entirety to any other entity, or the liquidation, dissolution or winding-up of the Company, the terms of the conversion privilege will be adjusted so that each Debenture shall, after such reclassification, change, amalgamation, consolidation, merger sale or conveyance or liquidation, dissolution or winding-up or other similar transactions, be exercisable for the kind and amount of securities or property of the Company, or such continuing, successor or purchaser entity, as the case may be, which the holder thereof would have been entitled

to receive as a result of such reclassification, change, amalgamation, consolidation, merger or sale if on the effective date thereof it had been the holder of the number of IPSs into which the Debenture was convertible prior to the effective date of such reclassification, change, amalgamation, consolidation, merger or sale or conveyance or liquidation, dissolution or winding-up or other similar transactions.

Upon the conversion of Debentures into IPSs pursuant to the conversion privilege, the Company will allocate the fair market value of such Debentures between the Common Shares and Subordinated Notes represented by IPSs acquired on the conversion on a reasonable basis. Such determinations will be disclosed in the continuous disclosure documentation of the Company as filed with the applicable securities regulators from time to time and by purchasing a Debenture, the holder is deemed to agree to such allocation and agrees not to take a contrary position for any purpose.

No fractional IPSs will be issued on any conversion of the Debentures, but in lieu thereof the Company shall satisfy such fractional interest by a cash payment equal to the Current Market Price of such fractional interest.

Redemption and Purchase

The Debentures may not be redeemed by the Company on or prior to October 31, 2009 (except in the case of a change of control). Thereafter, but prior to the Maturity Date, the Debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the weighted average trading price of the IPSs on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given (or, if IPSs are not listed on the TSX or any other market, the fair market value of the securities comprising an IPS as determined by an independent financial advisor retained by the Company) is at least 125% of the Conversion Price.

The Company or any of its affiliates has the right to purchase Debentures in the market, by tender or by private contract subject to regulatory requirements, provided however, that if an event of default under the Debenture Indenture has occurred and is continuing, the Company or any of its affiliates will not have the right to purchase the Debentures.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a *pro rata* basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX

The Debenture Indenture contains a covenant that so long as Debentures are outstanding the Company will not redeem the Subordinated Notes unless it concurrently redeems the Debentures.

Payment Upon Redemption or Maturity

On redemption or on the Maturity Date, the Company will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon.

IPS Interest Payment Election

Unless an event of default (as defined in the Debenture Indenture) has occurred and is continuing, the Company may elect, from time to time, subject to applicable regulatory approval, to issue and deliver freely tradeable IPSs to its agent for sale in order to raise funds to satisfy the Company's obligations to pay interest on the Debentures in accordance with the Indenture (the "IPS Interest Payment Election") in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such IPSs by the agent. The Debenture Indenture provides that, upon such election, the agent will (i) accept delivery of IPSs from the Company; (ii) accept bids with respect to, and consummate sales of, such IPSs, each as the Company shall direct in its absolute discretion; (iii) invest the proceeds of such sales in short-term Canadian government obligations which mature prior to the applicable Interest Payment Date and deliver proceeds to holders of Debentures sufficient to satisfy the Company's interest payment obligations; and (iv) perform any other action necessarily incidental thereto. The amount received by a holder in respect of interest will not be affected by whether or not the Company elects to utilize the IPS Interest Payment Election.

Neither the Company's making of the IPS Interest Payment Election nor the consummation of sales of IPSs pursuant thereto will (i) result in the holders of Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date; or (ii) entitle or require such holders to receive any IPSs in satisfaction of the interest payable on the applicable Interest Payment Date.

Cancellation

All Debentures converted, redeemed or purchased as aforesaid will be cancelled and may not be reissued or resold.

Security and Guarantees

The Debentures are secured by a pledge of the Company's membership interests in Atlantic Holdings and is guaranteed by Atlantic Holdings and certain of Atlantic Holdings' direct and indirect wholly owned subsidiaries at the time of the closing of the Debenture Offering. The Guarantee of Atlantic Holdings is secured by a pledge of the membership interests of the Project Holding Entities and the Guarantees of certain Guarantors are secured by pledges of the membership interests or other securities they hold in subsidiary entities subject to the provisions of agreements governing or affecting interests in such subsidiaries which may restrict or prevent pledges in certain cases.

Onondaga Cogeneration Limited Partnership's Guarantee is secured by a pledge of certain of the Onondaga Project assets. None of the other Project Operating Entities provided a Guarantee and none of the other Project assets were pledged to secure a guarantee of, or indebtedness under, the Debentures. As a result, in the event of a bankruptcy, liquidation or reorganization of any Project Operating Entity other than Onondaga Cogeneration Limited Partnership, such Project Operating Entity will be required to pay the holders of its debt and its trade creditors before any monies or assets would be available to distribute to its equity holders.

Ranking

The Debentures are secured indebtedness of the Company, rank senior to Subordinated Indebtedness, but rank junior to Senior Secured Indebtedness. Additionally, the Debentures rank senior to any unsecured indebtedness of the Company (including trade payables) to the extent of the security therefor.

The indebtedness evidenced by each secured Guarantee is secured indebtedness of each such Guarantor, and is subordinated in right of payment, as set forth in the Guarantee, to all existing and future Senior Secured Indebtedness of such Guarantor, including guarantees of the Senior Secured Indebtedness under the Amended Credit Facility and the Acquisition Credit Facility but ranks senior to guarantees of the Subordinated Notes and any unsecured indebtedness of each such Guarantor (including trade payables) to the extent of the security therefor.

The indebtedness evidenced by each unsecured Guarantee is unsecured subordinated indebtedness of each such Guarantor and is subordinated in right of payment, as set forth in the Guarantee, to all existing and future secured indebtedness of such Guarantor, including guarantees of the Senior Secured Indebtedness under the Amended Credit Facility and the Acquisition Credit Facility, and ranks *pari passu* in right of payment with all existing and future unsecured indebtedness of each such Guarantor (including trade payables) (unless stated otherwise in the instrument creating such Indebtedness).

The Debenture Indenture does not restrict the Company from incurring additional indebtedness for borrowed money or otherwise mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing.

Put Right Upon a Change of Control

Upon the occurrence of a Change of Control of the Company, each holder of Debentures may require the Company to purchase, on the Put Date as set out below, the whole or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof (the "Put Price") plus accrued and unpaid interest up to, but excluding, the Put Date.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered for purchase on the Put Date, the Company will have the right to redeem all the remaining Debentures on such date at the Put Price, together with accrued and unpaid interest up to, but excluding, such date. Notice of such redemption must be given to the Debenture Trustee prior to the Put Date and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered for purchase. The principal on the Debentures will be payable in lawful money of Canada.

The Debenture Indenture contains notification provisions to the effect that:

(a) the Company will promptly give written notice to the Debenture Trustee of the occurrence of a Change of Control and the Debenture Trustee will thereafter give to the holders of Debentures a notice of the Change of Control, the repayment right of the holders of Debentures and the right of the Company to redeem untendered Debentures under certain circumstances; and

(b) a holder of Debentures, to exercise the right to require the Company to purchase its Debentures, must deliver to the Debenture Trustee, not less than five business days prior to the Put Date, written notice of the holder's exercise of such right, together with a duly endorsed form of transfer.

The Company will comply with the requirements of Canadian securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the Debentures in the event of a Change of Control.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, the Debenture Indenture contains certain provisions which make binding on all holders of Debentures resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 25% of the principal amount of the then outstanding Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the then outstanding Debentures. In certain cases, the modification will, instead of or in addition to the foregoing, require assent by the holders of the required percentage of Debentures of each particularly affected series. Under the Debenture Indenture, the Debenture Trustee has the right to make certain amendments to the Debenture Indenture in its discretion, without the consent of the holders of Debentures.

Events of Default

The Debenture Indenture provides that an event of default in respect of the Debentures occurs if certain events described in the Debenture Indenture occur, including if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (i) failure for 30 days to pay interest on the Debentures when due; (ii) failure to pay principal or premium, if any, on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (iii) certain events of bankruptcy, insolvency or reorganization of the Company under bankruptcy or insolvency laws; (iv) failure to make any payment when due in respect of any indebtedness having an aggregate principal amount of more than $10,000,000; or (v) default in the observance or performance of any material covenant or condition of the Debenture Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Company specifying the default and requiring the Company to rectify same. If an event of default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon the request of holders of not less than 25% in principal amount of the then outstanding Debentures, declare the principal of (and premium, if any) and interest on all outstanding Debentures to be immediately due and payable. Generally, the Debenture Indenture provides that the Company will not make any payments when an event of default has occurred and is continuing under the Senior Secured Indebtedness.

Offers for Debentures

The Debenture Indenture contains provisions to the effect that if an offer is made for the Debentures then outstanding and not less than 90% of the principal amount of the Debentures then outstanding (other than Debentures held at the date of the offer by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by holders of Debentures who did not accept the offer on the terms offered by the offeror, provided that the holders of Debentures will have the right to elect to be paid the fair value of their Debentures by providing notice to the offeror and following the other procedures set forth in the Debenture Indenture.

Ownership Restrictions

There are ownership restrictions on the Debentures. The ownership restrictions that apply to the IPSs apply equally to the holders of the Debentures. For a discussion of these ownership restrictions, please see "— Limitations on ERISA Plan Ownership", "— Limitation on U.S. Resident Ownership" and "— Limitations on Ownership by Electric Utilities and Others".

Book Entry, Delivery and Form

Debentures are issued in the form of fully registered global Debentures (the "Global Debentures") held by, or on behalf of, CDS or its successor (the "Depository") as custodian for its participants.

All Debentures will be represented in the form of Global Debentures registered in the name of the Depository or its nominee. Purchasers of Debentures represented by Global Debentures will not receive Debentures in definitive form except in certain circumstances described in the Debenture Indenture. Rather, the Debentures will be represented only in "book-entry only" form (unless the Company, in its sole discretion, elects to prepare and deliver definitive Debentures in fully registered form). Beneficial interests in Global Debentures, constituting ownership of the Debentures, will be represented through book-entry accounts of institutions (including the underwriters to the offering of the Debentures) acting on behalf of beneficial owners, as direct and indirect participants of the Depository (the "participants"). Each purchaser of a Debenture represented by a Global Debenture will receive a customer confirmation of purchase from the underwriter or underwriters from whom the Debenture is purchased in accordance with the practices and procedures of the selling underwriter or underwriters. The practices of the underwriters may vary but generally customer confirmations are issued promptly after execution of a customer order. The Depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Debentures.

If the Depository notifies the Company that it is unwilling or unable to continue as depository in connection with the Global Debentures, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company has not appointed a successor, or if the Company elects, in its sole discretion, to terminate the book-entry system, or if under certain circumstances described in the Debenture Indenture, an event of default has occurred, Global Debentures may be transferred by the registered holder thereof and accordingly definitive certificates shall be issued to beneficial holders of Debentures (the "Definitive Debentures").

Transfer and Conversion of Debentures

Transfers of interests in Debentures represented by Global Debentures are effected through records maintained by the Depository for such Global Debentures or its nominees (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Unless the Company elects, in its sole discretion, to prepare and deliver Definitive Debentures, beneficial owners who are not participants in the Depository's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interests in Global Debentures, may do so only through participants in the Depository's book-entry system. The ability of a beneficial owner of an interest in a Debenture represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner's interest in a Debenture represented by a Global Debenture (other than through a participant) may be limited due to the lack of a physical certificate.

Registered holders of Definitive Debentures may transfer such Debentures upon payment of taxes, duties or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Debentures to the Debenture Trustee at its principal offices in Toronto, Ontario, or such other city or cities as may from time to time be designated by the Company, whereupon new Debentures will be issued in authorized denominations in the same aggregate principal amount as the Debentures so transferred, registered in the names of the transferees. No transfer or conversion of a Debenture will be registered during the period beginning five business days before the day of the mailing of a notice of redemption of the Debentures and ending on the close of business on the day of such mailing or on any Interest Payment Date or during the period from the fifth business day preceding the Interest Payment Date.

Payments

Payments of interest and principal on each Global Debenture are made to the Depository or its nominee, as the case may be, as the registered holder of the Global Debenture. As long as the Depository or its nominee is the registered owner of a Global Debenture, such Depository or its nominee, as the case may be, will be considered the sole legal owner of the Global Debenture for the purposes of receiving payments of interest and principal on the Debentures and for all other purposes under the Debenture Indenture and the Debentures. The record date for the payment of interest is that day which is the fifth business day preceding the applicable Interest Payment Date. Interest payments on Global Debentures are made by electronic funds transfer or such

other means as may be agreed to by the Debenture Trustee on the day interest is payable and delivered to the Depository or its nominee, as the case may be.

The Company understands that the Depository or its nominee, upon receipt of any payment of interest or principal in respect of a Global Debenture, will credit participants' accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debenture as shown on the records of the Depository or its nominee. The Company also understands that payments of interest and principal by participants to the owners of beneficial interests in such Global Debenture held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants. The responsibility and liability of the Company in respect of payments on Debentures represented by the Global Debenture is limited solely and exclusively, while the Debentures are registered in Global Debenture form, to making payment of any interest and principal due on such Global Debenture to the Depository or its nominee.

If Definitive Debentures are issued instead of or in place of Global Debentures, payments of interest on each Definitive Debenture will be made by electronic funds transfer, if agreed to by the holder of the Definitive Debenture, or by cheque dated the Interest Payment Date and mailed to the address of the holder appearing in the register maintained by the registrar for the Debentures as soon as practicable following the applicable Interest Payment Date. Payment of principal at maturity will be made at the principal office of the paying agent in the City of Toronto (or in such other city or cities as may from time to time be designated by the Company) against surrender of the Definitive Debentures, if any.

Reports to Holders

The Company shall file with the Debenture Trustee, within 15 days after the filing thereof with the securities commission or securities regulatory authority in the provinces in which the Company is a reporting issuer (the "Securities Commissions"), copies of the Company's annual report and the information, documents and other reports that the Company is required to file with the Securities Commissions and deliver to holders of IPSs. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of the Securities Commissions, the Company shall provide to the Debenture Trustee (a) within 90 days after the end of each fiscal year, the annual financial statements of the Company, and (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements of the Company which in each case shall, at a minimum, contain such information as is required to be provided in financial statements under the laws of Canada or any province thereof to security holders of a company with securities listed on the TSX, whether or not the Company has any of its securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and accounting principles generally accepted in Canada. The Company will provide copies of such information, documents and reports to holders of Debentures upon request.

Governing Law

Each of the Debenture Indenture and the Debentures are governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein applicable to contracts executed and to be performed entirely in such Province.

Limitations on ERISA Plan Ownership

To avoid having the Company become subject to the fiduciary and prohibited transaction provisions of ERISA and Section 4975 of the Code, at no time may the IPSs, Subordinated Notes, Common Shares or Debentures be beneficially owned by any "ERISA Plan" (which includes plans subject to such statutory provisions and entities that, by regulation, are deemed to hold assets of such plans). Any transferee of beneficial ownership of IPSs, Subordinated Notes, Common Shares or Debentures (whether by initial purchase or subsequent transfer) will be deemed to represent to the Company that it is not an ERISA Plan. Any purported

transfer (whether or not the result of a transaction entered into through the facilities of the TSX) that, if effective, would result in any ERISA Plan beneficially owning any IPSs, Subordinated Notes, Common Shares or Debentures will be void from the date of the purported transfer, and the ERISA Plan that pursuant thereto would purport to have beneficial ownership of the IPSs or Debentures will not acquire any interest in the IPSs, Subordinated Notes, Common Shares or Debentures. In the event of such a purported transfer, such IPSs, Subordinated Notes, Common Shares or Debentures will be transferred to a trust created by the Company and sold. The ERISA Plan will not have any beneficial interest in the trust, and the ERISA Plan's sole right with respect to the IPSs, Subordinated Notes, Common Shares or Debentures that were the subject of the purported transfer to the ERISA Plan will be to receive the net proceeds of sale of such IPSs, Subordinated Notes, Common Shares or Debentures by the trust. The Company may require any person who attempts to acquire IPSs, Subordinated Notes, Common Shares or Debentures or who otherwise is purported to beneficially own IPSs, Subordinated Notes, Common Shares or Debentures, to provide a written statement or affidavit to the Company stating such information as the Company may request in order to determine whether such person is an ERISA Plan or not.

The Indenture and the Debenture Indenture contain substantively identical provisions concerning prohibitions on ERISA Plan ownership of the Subordinated Notes and the Debentures, respectively, as described above, including the right to compel an ERISA Plan to dispose of the Subordinated Notes and/or the Debentures.

Limitation on U.S. Resident Ownership

The articles of incorporation of the Company provide that at no time may more than 100 U.S. persons (as determined by the Company) be the beneficial owners of the Company's securities, nor may any U.S. person be the beneficial owner of more than 10% of the IPSs, the Subordinated Notes, the Common Shares. The Company may require declarations as to the jurisdictions in which beneficial owners of the Company's securities are resident. If the Company becomes aware that either of the foregoing limitations may be contravened, the transfer agent and registrar of the Company will make a public announcement and will not accept a subscription for the Company's securities from or issue or register a transfer of the Company's securities to a person unless the person provides a declaration that the person is not a U.S. person. If, notwithstanding the foregoing, the Company determines that more than 100 U.S. persons are beneficial owners of any class of the Company's securities (on either a non-diluted or fully-diluted basis), the Company may send a notice to the U.S. holders of such securities, chosen in inverse order to the order of acquisition or registration or in any manner as the Company may consider equitable and practicable, requiring them to sell their securities or a portion of their securities within a specified period of not less than 10 days. If the holders of the Company's securities receiving the notice have not sold the specified number of securities, or provided the Company with satisfactory evidence that they are not U.S. persons within that period, the Company may, on behalf of those holders of the Company's securities, sell those securities, and, in the interim, will suspend the voting and distribution rights attached to those securities. Upon that sale, the affected holders will cease to be holders of the securities, and their rights will be limited to receiving the net proceeds of the sale.

Limitation on Ownership by Electric Utilities and Others

The United States Congress enacted the *Energy Policy Act of 2005* ("EPAct 2005") on August 8, 2005. EPAct 2005 removed certain regulatory constraints on investment in utility power producers by repealing the PUHCA 1935 and enacting the *Public Utility Holding Company Act of 2005* ("PUHCA 2005"). EPAct 2005 also limited the requirement that electric utilities buy electricity from QFs to certain markets that lack competitive characteristics and eliminated the electric utility ownership limitation for QFs. Finally, EPAct 2005 amended and expanded the reach of FERC's corporate merger authority under section 203 of the FPA. Over the last several months, FERC has issued rulemakings implementing these provisions of EPAct 2005.

While the new regulatory regime does mean some changes in terms of required filings and approvals, many of the regulatory issues related to the ownership Projects have not changed.

The Projects include QFs that qualify under FERC's rules implementing PURPA and EWGs under PUHCA 2005 with market-based rates on file with FERC pursuant to the FPA. Ownership of the Company is restricted in order to ensure that the Projects with market-based rates on file with FERC comply with representations made to FERC, and continue to qualify for market-based rates. Such ownership restrictions generally relate to persons or companies having equity ownership or operation of certain utility assets in the U.S. or affiliation with an entity that owns or operates such assets. As a result, the articles of incorporation of the Company provide that no U.S. entity (other than entities that have made certain regulatory filings such as Teton Holdings) may hold more than 10% of the IPSs or Common Shares. In addition, should any entity wish to hold more than 5% but less than 10% of the IPSs or Common Shares, that entity must agree to cooperate with the Company and provide information necessary to make any filings with FERC that may be required pursuant to the FPA. Further, the articles of incorporation of the Company provide that no person may own IPSs or Common Shares if such person (i) is affiliated with any franchised electric utility; (ii) has controlling ownership interests in any electric generating, transmission, or distribution facilities; (iii) is affiliated with any power marketers; (iv) is subject to regulation as a "public utility" under the FPA; or (v) is subject to regulation with respect to rates or to financial or organizational matters as an electric utility, public utility, or public service company or corporation under the laws of any state, unless such person satisfies the Company that the ownership of the IPSs or Common Shares by such person will not adversely affect the order issued under the FPA with respect to certain Projects, or the Projects' qualification for market-based rates under the FPA.

Determination of such potential adverse effect is at the sole discretion of the Company, and the Company may elect to strictly enforce any or all of the restrictions set forth above against such entity. If the Company becomes aware that any of the foregoing restrictions may be contravened, the transfer agent and registrar of the Company will make a public announcement and will not accept a subscription for IPSs or Common Shares from or issue or register a transfer of IPSs or Common Shares to a person unless the person provides a declaration that the person is not an entity described above. If, notwithstanding the foregoing, the Company determines that an owner of IPSs or Common Shares violates the foregoing restrictions, the Company may send a notice to such owner of IPSs or Common Shares requiring it to provide specified information to the Company such that Company can determine whether such person's ownership may have an adverse affect upon the Company. Upon such determination, the Company may send a further notice requiring such owner to sell its IPSs or Common Shares within a specified period of not less than 10 days. If the holder of IPSs or Common Shares receiving the notice has not sold the IPSs or Common Shares, as applicable, or provided the Company with satisfactory evidence that it does not contravene the foregoing restrictions, the Company may, on behalf of that holder of IPSs or Common Shares, sell those IPSs or Common Shares, and, in the interim, will suspend the voting and distribution rights attached to those IPSs or Common Shares. Upon that sale, the affected holder will cease to be a holder of the IPSs or the Common Shares, as applicable, and its rights will be limited to receiving the net proceeds of the sale.

Interest Payments and Distribution Policy

Distributions of the Company are paid in Canadian dollars unless a holder of IPSs, Common Shares or Subordinated Notes elects to receive distributions in U.S. dollars. Holders of IPSs, Common Shares or Subordinated Notes that elect to receive U.S. dollar distributions will receive the U.S. dollar Equivalent Amount of distributions by the Company. A holder of IPSs, Common Shares or Subordinated Notes may from time to time elect to change the currency of the distributions it receives on all or any part of the IPSs, Common Shares or Subordinated Notes it holds from Canadian dollars to U.S. dollars or vice versa upon notice to the securities broker through which the holder holds its IPSs, Common Shares or Subordinated Notes.

The Company pays interest on the Subordinated Notes and dividends on the Common Shares (if declared) on the last business day of each month to holders of record at the close of business on the last business day of the preceding month.

The Company intends to pay equal monthly dividends on the Common Shares at a stable and sustainable level, subject to applicable law and the covenants contained in the Amended Credit Facility and the Indenture, after:

- satisfying its debt service obligations under any credit facilities or other agreements with third parties, if any;
- making interest payments at the rate of 11.0% per annum of the aggregate principal amount of the Subordinated Notes outstanding;
- satisfying its other expense obligations, including withholding and other applicable taxes; and
- retaining reasonable reserves for working capital and other expenses.

The Company may make additional distributions in excess of monthly dividends during the year, as the board of directors may determine in its sole discretion.

The Indenture and the Amended Credit Facility contain restrictions on the ability of the Company to declare and pay dividends on the Common Shares. The board of directors of the Company may, in its discretion, modify or repeal the Company's dividend policy. No assurances can be made that the Company will pay dividends at the level contemplated in the future or at all.

The following table summarizes distributions declared by the Company.

	Year Ended December 31,		
	2004	2005	2006
Dividend per Common Share	Cdn$0.0437	Cdn$0.3760	Cdn$0.4060
Interest Payment on Subordinated Note	Cdn$0.0758	Cdn$0.6344	Cdn$0.6344
Total Distribution per IPS	**Cdn$0.1195**	**Cdn$1.0104**	**Cdn$1.0404**

Management generally anticipates designating dividends paid on the Common Shares as eligible dividends for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). To the extent that the Company makes a valid designation in respect of any dividends paid on the Common Shares, holders of Common Shares that are individuals resident in Canada for purposes of the Tax Act will be entitled to the enhanced gross-up and dividend tax credit mechanism applicable to eligible dividends.

Administration

The Company has no executive officers and engages the Manager to provide certain services pursuant to the Management Agreement. Under the Management Agreement, the Manager, if requested by the Company, has agreed to: (i) assist the Company in complying with its continuous disclosure obligations under applicable securities legislation; (ii) provide or cause to be provided to holders of securities of the Company, all information to which they are entitled under the constating documents of the Company and the Indenture and applicable laws; (iii) monitor compliance of the Company with applicable laws; (iv) provide for the calculation of interest payments and distributions to holders of IPSs and the Separate Subordinated Notes; and (v) assist in the preparation, planning and coordination of meetings of the board of directors of the Company and the holders of Common Shares of the Company. The Company may directly retain professionals and other service providers from time to time to provide advice and other administrative services directly to the Company.

ATLANTIC HOLDINGS

Atlantic Holdings is a Delaware limited liability company.

Capital of Atlantic Holdings

The authorized capital of Atlantic Holdings consists of an unlimited number of common membership interests, an unlimited number of Class A preferred membership interests, an unlimited number of Class B preferred membership interests and an unlimited number of senior membership interests. As at December 31, 2006, 61,470,500 common membership interests, 68,319,988 Class A preferred membership interests and 60,000 senior membership interests of Atlantic Holdings were owned by the Company, and 8,908,622 common membership interests and 8,908,622 Class B preferred membership interests were owned by the Existing Investors. As of the date hereof, the Company owns 61,470,500 common membership interests, 68,319,988 Class A preferred membership interests and 60,000 senior membership interests of Atlantic Holdings, and the Existing Investors do not own any interests in Atlantic Holdings.

On February 7, 2007, the Company completed the purchase of additional membership interests in Atlantic Holdings and the redemption of all of the remaining membership interests in Atlantic Holdings held by the Existing Investors. The Company purchased the membership interests in Atlantic Holdings with the net proceeds from the private placement of IPSs to three institutional investors completed in December 2006. Following completion of the redemption, the Existing Investors no longer hold any retained interest in Atlantic Holdings and Atlantic Holdings is a wholly-owned subsidiary of the Company. Fund I and Fund II continue to indirectly own 100% of the Manager. For further information on the redemption or the private placement, see discussion under "General Development of the Business".

Class A Preferred Membership Interests

The Class A preferred membership interests are non-voting membership interests. Each Class A preferred membership interest has a liquidation preference of Cdn$5.767 and is entitled to a cumulative preferred return of 11 $^{1}/_{16}$%, plus an amount equal to all of the Company's ongoing expenses and costs. The Class A preferred membership interests are entitled to full payment of any unpaid preferred return prior to distributions being made on the common membership interests and Class B preferred membership interests, but only after unpaid returns are paid on the senior membership interests. The Class A preferred membership interests do not have any right to distributions from Atlantic Holdings in excess of their liquidation preference and preferred return.

The Class A preferred membership interests are redeemable at the option of the holder upon the maturity date of the Subordinated Notes, or upon any redemption or prepayment of the Subordinated Notes being required under the Indenture, for a price equal to their liquidation preference plus any accumulated preferred return. The Class A preferred membership interests are redeemable at the option of Atlantic Holdings on or after November 18, 2009 at a redemption price equal to: (i) 105% of the liquidation preference of the Class A preferred membership interests being redeemed where the redemption occurs on or after November 18, 2009 but before November 18, 2011; (ii) 104% of such amount where the redemption occurs on or after November 18, 2011 but before November 18, 2013; (iii) 103% of such amount where the redemption occurs on or after November 18, 2013 but before November 18, 2014; (iv) 102% of such amount where the redemption occurs on or after November 18, 2014 but before November 18, 2015; and (v) 101% of such amount where the redemption occurs on or after November 18, 2015 but before November 18, 2016, together with, in each case, any accumulated preferred return to the date of redemption. The Class A preferred membership interests are redeemable at the option of the holder, at a redemption price equal to 100% of the liquidation preference of the Class A preferred membership interests plus any accumulated preferred return, during any period that for U.S. federal income tax purposes the Company: (i) is not, or would not be, in the opinion of nationally recognized tax counsel, permitted to deduct all or a substantial portion of the interest payable on the Subordinated Notes from its income; or (ii) is required to withhold or deduct any amount for or on account of taxes from any amounts paid or credited under or with respect to the Subordinated Notes and the Company is required to pay additional

amounts. The Class A preferred membership interests are redeemable at the option of the holder for an amount equal to 101% of the liquidation preference of the Class A preferred membership interests plus any accumulated preferred return, in the event that a change of control occurs.

Class B Preferred Membership Interests

The Class B preferred membership interests are non-voting membership interests. Each Class B preferred membership interest has a liquidation preference of Cdn$5.767 and is entitled to a cumulative preferred return of 11.0%. The Class B preferred membership interests are entitled to full payment of any unpaid preferred return prior to distributions being made on the common membership interests, but only after preferred returns are paid on the senior membership interests and the Class A preferred membership interests. The Class B preferred membership interests do not have any right to distributions from Atlantic Holdings in excess of their liquidation preference and preferred return.

The Class B preferred membership interests are redeemable at the option of the holder at any time after redemption in full of the Class A preferred membership interests. Upon exercise by a holder of its redemption right with respect to the Class B preferred membership interests, all distributions of available cash (other than tax distributions) will be paid to the holders of the Class B preferred membership interests until they have received payment in full of their liquidation preference plus any accumulated preferred return.

Common Membership Interests

Each common membership interest carries one vote on all matters to be voted on at all meetings of members. Holders of common membership interests are entitled to receive distributions as and when declared by the board of managers after payment in full of all cumulative preferred returns on the senior membership interests, and Class A and Class B preferred membership interests. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Atlantic Holdings, the holders of common membership interests are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities and the liquidation preference to which the Class A and Class B preferred membership interests are entitled.

Senior Membership Interests

The senior membership interests were issued by Atlantic Holdings to the Company in exchange for the net proceeds of the sale of the Debentures under the bought deal financing completed on October 11, 2006 (see "General Development of the Business" for further details). The senior membership interests are non-voting membership interests. Each senior membership unit has a liquidation preference of Cdn$1,000 and is entitled to a cumulative return of 6.3125%. The senior membership interests are entitled to full payment of any unpaid preferred return prior to distributions being made to any other class of membership interests. The senior membership interests do not have any right to distributions from Atlantic Holdings in excess of their liquidation preference and preferred return.

In the event that the Company elects to satisfy all or a part of an interest obligation under the Debenture Indenture by delivering IPSs to the Debenture Trustee for sale (the aggregate dollar amount of the portion of such Interest Obligation satisfied with such sale proceeds, an "IPS Sale Payment"): (a) the cumulative distribution per senior membership interest to which the holder thereof would be entitled on such corresponding semi-annual payment date shall be reduced by an amount equal to the quotient of (x) such IPS Sale Payment, divided by (y) the aggregate number of senior membership interests outstanding on such date and (b) Atlantic Holdings will issue to the Company IPS equivalent membership interests equal to the number of IPSs issued by the Company and deposited with and sold by or on behalf of the Debenture Trustee in connection with such IPS Sale Payment.

Upon the conversion by the holders of any Debentures pursuant to the terms of the Debenture Indenture, a number of senior membership interests with an aggregate liquidation preference equal to the aggregate principal amount of the Debentures being so converted shall be automatically converted into a number of IPS

equivalent membership interests equal to the number of IPSs issuable by the Company upon the conversion of such Debentures, as determined in accordance with the terms of the Debenture Indenture. Immediately prior to such conversion, the Company shall pay in cash to the holders of such senior membership interests to be converted an amount equal to the accrued but unpaid distributions thereon. The only consideration to be received by a holder in respect of a conversion of senior membership interests will be the applicable number of IPS equivalent membership interests issuable to such holder and in no event will the payment of accrued distributions immediately prior to such conversion be deemed to be in consideration for the surrender and cancellation of such senior membership interests.

Upon the maturity of or any redemption, repurchase or prepayment by the Company of any Debentures for cash pursuant to the terms of the Debenture Indenture, a number of senior membership interests with an aggregate liquidation preference equal to the aggregate principal amount of the Debentures maturing or being so redeemed, repurchased or prepaid will be redeemed or repurchased by Atlantic Holdings, at such time and price and in the same amount that the Debentures are redeemed, repurchased, prepaid or otherwise become payable, plus any accrued but unpaid distributions.

Distribution Policy

Atlantic Holdings intends to pay equal monthly distributions on its common membership interests at a stable and sustainable level, subject to applicable law and the covenants contained in the Amended Credit Facility and the Indenture, after:

- satisfying its debt service obligations under the Amended Credit Facility or other agreements with third parties, if any;
- satisfying its other expense obligations, including management and administration expenses, and withholding and other applicable taxes;
- paying distributions on the outstanding senior membership interests;
- paying distributions on the outstanding Class A preferred membership interests;
- paying distributions on the outstanding Class B preferred membership interests;
- retaining reasonable reserves for working capital and other expenses; and
- making deposits into the Reserve Account to be used to stabilize distributions and fund acquisitions and other growth opportunities.

Reserve Account

Upon completion of the IPO and transactions contemplated by the Acquisition Agreements, Cdn.$12.5 million of the net proceeds of the IPO was deposited into the Reserve Account. The Company currently maintains a balance of approximately $10 million in the reserve account. The funds in the Reserve Account are available to: (a) stabilize future cash distributions; and (b) fund acquisitions and other growth opportunities to enhance the long-term stability of cash distributions. Any such acquisition or growth opportunity will be required to meet the acquisition and investment guidelines established by the Company. All acquisitions are subject to the approval of the members of the board of managers of Atlantic Holdings.

Operating Agreement

The Company, Atlantic Holdings and the Existing Investors entered into the Operating Agreement with respect to the operations and affairs of Atlantic Holdings. Among other things, the Operating Agreement contains certain benefits and rights applicable to the Existing Investors. As at the date hereof and discussed under "General Development of the Business", Atlantic Holdings has redeemed all of the interests in Atlantic Holdings held by the Existing Investors. Accordingly, Atlantic Holdings intends to amend the Operating Agreement to remove such benefits and rights which are no longer applicable. The following is a brief

summary of certain provisions of the Operating Agreement (excluding those benefits and rights of the Existing Investors that are no longer applicable) and is subject to, and qualified in its entirety by, all the provisions of the Operating Agreement, which is specifically incorporated herein by reference. A copy of the Operating Agreement can be found on SEDAR at www.sedar.com.

Managers. As of the date hereof, the board of managers of Atlantic Holdings consists of six managers. In connection with the recent redemption by Atlantic Holdings of all of the remaining interests in Atlantic Holdings held by the Existing Investors, Atlantic Holdings intends to amend the Operating Agreement. It is expected that such amendment will include, among other things, a reduction in the size of the board of managers to two, being Barry Welch and Patrick Welch. A majority of the managers must be U.S. residents. All representatives of the Existing Investors and the Manager must be U.S. residents. The Company is entitled to appoint a majority of the board of managers of Atlantic Holdings. As at the date hereof, the board of managers of Atlantic Holdings is comprised of a majority of managers unrelated to Atlantic Holdings and its subsidiaries and the Manager, as follows:

- four representatives of the Company (the four directors of the Company); and
- two representatives of the Manager.

Because the Existing Investors no longer own common membership interests in Atlantic Holdings, the Existing Investors are no longer entitled to board representation rights.

Special Approvals. In addition to majority approval of the board of managers of Atlantic Holdings, Atlantic Holdings may not, without the approval by at least 80% of the votes cast by holders of outstanding common membership interests: (i) other than in connection with an event of default under the Indenture, enter into a merger, consolidation, combination or other material transaction of a similar nature; (ii) other than in connection with an event of default under the Indenture, directly or indirectly sell or otherwise dispose of all or substantially all of its assets; (iii) redeem any of the outstanding Class A preferred membership interests where such redemption is made at its discretion. (iv) adopt any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing of Atlantic Holdings or to commence any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors; (v) change its fiscal year (unless required or indicated for tax reasons) or make a material change in its accounting policies or procedures unless required under the applicable generally accepted accounting principles; (vi) change the size of the board of managers of Atlantic Holdings; (vii) take, or permit, any action which would prevent the business from continuing on an ongoing basis; or (viii) agree to do any of the preceding.

Executives. Pursuant to the terms of the Management Agreement, the Manager has the exclusive authority to manage the business and affairs of Atlantic Holdings, to make all decisions regarding Atlantic Holdings and to bind Atlantic Holdings subject to approval, in certain circumstances, by the board of managers of Atlantic Holdings. The Manager has appointed a full-time chief executive officer, a chief financial officer and corporate secretary, and a Managing Director of Acquisitions & Asset Management, and will appoint such other officers as are considered necessary to fulfil its obligations under the Management Agreement.

Amendment. The Operating Agreement provides that it can only be amended, modified or waived with the approval of the Company and Atlantic Holdings.

RISK FACTORS

An investment in the IPSs or the Debentures and the Common Shares and Subordinated Notes represented by IPSs, involves a number of risks in addition to those described under "Forward Looking Statements". In addition to other information contained in this annual information form, prospective investors should give careful consideration, in light of their own financial circumstances, to the following factors. Any of the matters highlighted in the risk factors could have a material adverse effect on the Company's results of

operations, business prospects or financial condition, the cash available to the Company for distribution to holders of IPSs, Debentures, Common Shares and Subordinated Notes or on the market price or value of IPSs, Debentures, Common Shares, or Subordinated Notes.

Risks Related to the Business and the Projects

Revenue May be Reduced Upon Expiration or Termination of PPAs

Power generated by the Projects, in most cases, is sold under PPAs that expire at various times. In addition, these PPAs may be subject to termination in certain circumstances, including default by the Project owner or operator. When a PPA expires or is terminated, it is possible that the price received by the relevant Project for power under subsequent arrangements may be reduced significantly. It is possible that subsequent power purchase arrangements may not be available at prices that permit the operation of the Project on a profitable basis. If this occurs, the affected Project may temporarily or permanently cease operations.

The Projects Depend on their Electricity, Thermal Energy Customers

Each Project relies on one or more PPAs, steam sales agreements or other agreements with one or more utilities or other customers for a substantial portion of its revenue. The amount of cash available for distribution to holders of IPSs, Common Shares and Subordinated Notes is highly dependent upon customers under such agreements fulfilling their contractual obligations. There is no assurance that these customers will perform their obligations or make required payments to the Project Operating Entities.

Certain Projects are Exposed to Fluctuations in the Price of Electricity

While a majority of the off-takers of the Projects are contractually obligated to purchase electricity under long-term PPAs, those Projects with power purchase arrangements based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the long-term PPAs expire or terminate, the Manager or the relevant Project operator will be required to either negotiate new PPAs or sell into the electricity wholesale market, in which case the prices for electricity will depend on market conditions at the time.

Operations are Subject to the Provisions of Various Energy Laws and Regulations

Generally, in the United States, the Company's projects are subject to regulation by the FERC regarding the terms and conditions of wholesale service and rates, as well as by state agencies regarding PPAs entered into by QF projects and the siting of the generation facilities. The majority of the Company's generation is sold by QF projects under PPAs that required approval by state authorities.

On August 8, 2005, EPAct 2005 was enacted, which removed certain regulatory constraints on investment in utility power producers by repealing the PUHCA 1935 and enacting the PUHCA 2005. EPAct 2005 also limited the requirement that electric utilities buy electricity from QFs to certain markets that lack competitive characteristics. Finally, EPAct 2005 amended and expanded the reach of FERC's corporate merger approval authority under section 203 of the FPA. Over the last several months, FERC has issued final rulemakings implementing these provisions of EPAct 2005.

If any Project that is a QF were to lose its status as a QF, then such Project may no longer be entitled to exemption from provisions of PUHCA 2005 or from provisions of the FPA and state law and regulations. Loss of QF status could trigger defaults under covenants to maintain QF status in the PPAs, steam sales agreements and Project-level debt agreements and result, if not cured within allowed cure periods, could result in termination of agreements, penalties or acceleration of indebtedness under such agreements, plus interest.

The Projects would also have to file with FERC for market-based rates or file for acceptance for filing of the rates set forth in the applicable PPA, and its rates would then be subject to initial and potentially subsequent reviews by FERC under the FPA, which could result in reductions to the rates.

The Projects require licenses, permits and approvals which can be in addition to any required environmental permits. No assurance can be provided that we will be able to obtain, comply with and renew, as required, all necessary licenses, permits and approvals for these facilities. If we cannot comply with and renew as required all applicable regulations, our business, results of operations and financial condition could be adversely affected.

EPAct 2005 provides incentives for various forms of electric generation technologies, which may subsidize our competitors. In addition, EPAct 2005 requires the FERC to select an industry self-regulatory organization which will impose mandatory reliability rules and standards. Among other things, FERC's rules implementing these provisions allow such reliability organizations to impose sanctions on generators that violate their new reliability rules.

The Company cannot provide assurance that the introductions of new laws, or other future regulatory developments, will not have a material adverse impact on our business, operations or financial condition.

Projects May Not Operate as Planned

The revenue generated by the Projects is dependent, in whole or in part, on the amount of electric energy and steam generated by them. The ability of the Projects to generate the maximum amount of power to be sold to customers under the PPAs is the primary determinant of the amount of cash that will be distributed to the Company, and that will in turn be available for distribution to holders of IPSs, Common Shares, Subordinated Notes and Debentures. With respect to each of the Projects, there is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things, which could adversely affect revenues and cash available for distribution. To the extent that the Projects' equipment requires longer than forecast down times for maintenance and repair, or suffers disruptions of power generation for other reasons, the amount of cash available for distribution may be adversely affected.

In general, the Projects transmit electric power to the transmission grid for purchase under the PPAs through a single, main step up transformer. As a result, the transformer represents a single point of vulnerability and may exhibit no abnormal behaviour in advance of a catastrophic failure that could cause a temporary shutdown of the facility until a spare transformer can be found or a replacement manufactured. In some cases, a spare transformer may be shared among several facilities. If the reason for a shutdown is outside of the control of the operator, the Projects may be able to make a force majeure claim under the Project contracts such as the PPA, fuel supply, steam sales agreement, loan agreements or insurance policies. If successful, such a claim may prevent a default or reduce monetary losses under such contracts. However, a force majeure claim may be challenged by the contract counterparty and, to the extent the challenge is successful, it may have a materially adverse effect on the Project.

Predicting Project Cash Flows Over the Long Term Is Difficult

Due to the many uncertainties described in this risk factors section that could materially affect future revenues or expenses, it can be difficult to make long term projections of the Company's operating margins.

The Projects are Subject to Significant Environmental and Other Regulations

The Projects are subject to numerous and significant federal, state and local laws, including statutes, regulations, by-laws, guidelines, policies, directives and other requirements governing or relating to, among other things: air emissions; discharges into water; the storage, handling, use, transportation and distribution of dangerous goods and hazardous and residual materials, such as chemicals; the prevention of releases of hazardous materials into the environment; the prevention, presence and remediation of hazardous materials in

soil and groundwater, both on and off site; land use and zoning matters; and workers' health and safety matters. As such, the operation of the Projects carries an inherent risk of environmental, health and safety liabilities (including potential civil actions, compliance or remediation orders, fines and other penalties), and may result in the Projects being involved from time to time in administrative and judicial proceedings relating to such matters.

Environmental laws and regulations have generally become more stringent over time, and this trend may continue. In particular, the EPA has promulgated regulations under the Clean Air Interstate Rule requiring additional reductions in nitrogen oxides, or NOX and sulphur dioxide, or SO_2, emissions, beginning in 2009 and 2010 respectively, and has also promulgated regulations requiring reductions in mercury emissions from coal-fired electric generating units, beginning in 2010 with more substantial reductions in 2018. Moreover, certain of the states in which we operate have promulgated air pollution control regulations which are more stringent than existing and proposed federal regulations.

Ongoing public concerns about emissions of carbon dioxide and other greenhouse gases ("GHG") from power plants have resulted in proposed laws and regulations at the federal, state and regional levels that, if they were to take effect substantially as proposed, would likely apply to Project operations. For example, a proposed multi-state carbon dioxide cap-and-trade program known as the Regional Greenhouse Gas Initiative ("RGGI") would apply to the Company's fossil fuel facilities in the Northeast region. Model rules for implementation of RGGI have already been proposed by several Northeastern states and currently are in the public comment stage.

In 2006, the State of California passed legislation initiating two programs to control/reduce the creation of GHG. The two laws, more commonly known as AB 32 and SB 1368, are currently in the regulatory rulemaking phase which will involve public comment and negotiations over specific provisions.

Under AB 32 (the California Global Warming Act of 2006) CARB is required to adopt a GHG emissions cap on all major sources (not limited to the electric sector). In order to do so, it must adopt regulations for the mandatory reporting and verification of GHG emissions and to reduce statewide emissions of GHG to 1990 levels by 2020. This will most likely require that electric generating facilities reduce their emissions of GHG or pay for the right to emit by the implementation date of January 1, 2012. The program has yet to be finalized and the decision as to whether allocations will be distributed or auctioned will be determined in the rulemaking process that is currently underway.

SB 1368 added the requirement that the California Energy Commission, in consultation with the California Public Utilities Commission ("CPUC") and the California Air Resources Board ("CARB") establish a GHG emission performance standard and implement regulations for power purchase agreements that exceed five years entered into prospectively by publicly-owned electric utilities. The legislation directs the CEC to establish the performance standard as one not exceeding the rate of GHG emitted per megawatt-hour associated with combined-cycle, gas turbine baseload generation. Provisions are under consideration in the rulemaking to allow facilities that have higher CO2 emissions to be able to negotiate PPA's for up to a five-year period or sell power to entities not subject to SB 1368. This statute may limit Stockton's ability to extend its PPA with PG&E (which currently expires in early 2008) beyond the five year limit.

In addition to the regional initiatives, legislation for the regulation of GHG has been introduced at the federal level and if passed, may eventually override the regional efforts with a national cap and trade program.

Significant expenditures may be required for either capital expenditures or the purchase of allowances under any or all of these programs to keep our facilities compliant with environmental laws and regulations. The Projects' PPAs do not allow for the pass through of emissions allowance or emission reduction capex costs. If it is not economical to make those expenditures it may be necessary to retire or mothball facilities, or restrict or modify our operations to comply with more stringent standards.

The Projects have obtained environmental permits and other approvals that are required for their operations. Compliance with applicable laws and future changes to them is material to the Company's businesses. Although the Manager believes the operations of the Projects are currently in material compliance

with applicable environmental laws, licences, permits and other authorizations required for the operation of the Projects and although there are environmental monitoring and reporting systems in place with respect to all the Projects, there is no guarantee that more stringent laws will not be imposed, that there will not be more stringent enforcement of applicable laws or that such systems may not fail, which may result in material expenditures. Failure by the Projects to comply with any environmental, health or safety requirements, or increases in the cost of such compliance, including as a result of unanticipated liabilities or expenditures for investigation, assessment, remediation or prevention, could result in additional expense, capital expenditures, restrictions and delays in the Projects' activities, the extent of which cannot be predicted.

The Projects Depend on Suppliers Under Fuel Supply Agreements and Increases in Fuel Costs may Adversely Affect the Profitability of the Projects

Revenues in respect of the Projects may be affected by the availability, or lack of availability, of a stable supply of fuel at reasonable or predictable prices. To the extent possible, the Projects attempt to match fuel cost setting mechanisms in supply agreements to PPA energy payments formulas. To the extent that fuel costs are not matched well to PPA energy payments, increases in fuel costs may adversely affect the profitability of the Projects.

The amount of energy generated at the Projects is highly dependent on suppliers under certain fuel supply agreements fulfilling their contractual obligations. The loss of significant fuel supply agreements or an inability or failure by any supplier to meet its contractual commitments may adversely affect cash distributions by the Company.

Upon the expiry or termination of existing fuel supply agreements, the Manager or Project operators will have to renegotiate these agreements or may need to source fuel from other suppliers. There can be no assurance that the Manager or Project operators will be able to renegotiate these agreements or enter into new agreements on similar terms. Furthermore, there can be no assurance as to availability of the supply or pricing of fuel under new arrangements and it can be very difficult to accurately predict the future prices of fuel.

The amount of energy generated at the Projects is dependent upon the availability of natural gas, coal, oil or biomass. There can be no assurance that the long-term availability of such resources will remain unchanged.

Increasing Competition Could Adversely Affect the Performance of the Company and the Projects

The power generation industry is characterized by intense competition, and the Projects encounter competition from utilities, industrial companies and other independent power producers, in particular with respect to un-contracted output. In recent years, there has been increasing competition among generators in an effort to obtain power sales agreements, and this competition has contributed to a reduction in electricity prices in certain markets where supply has surpassed demand plus appropriate reserve margins. In addition, many states are implementing or considering regulatory initiatives designed to increase competition in the U.S. power industry.

The Projects Depend on a Favourable Regulatory Regime

The profitability of the Projects is in part dependent upon the continuation of a favourable regulatory climate with respect to the continuing operations and the future growth and development of the independent power industry. Should the regulatory regime in an applicable jurisdiction be modified in a manner which adversely affects the Projects, including increases in taxes and permit fees, cash available for distribution may be adversely affected. The failure to obtain all necessary licences or permits, including renewals thereof or modifications thereto, may also adversely affect cash available for distribution.

ArcLight May Manage Entities that Compete with the Company and Atlantic Holdings

The officers of the Manager are full-time employees of the Manager and devote their time and efforts exclusively to or for the benefit of the business of Atlantic Holdings and the Company. ArcLight and their affiliates and employees or agents may be engaged or invest directly or indirectly in a variety of other companies or other entities involved in owning, managing or advising on or otherwise engaged in the business of the generation, production, transmission, distribution, purchase and sale of electricity, other forms of energy-related projects, infrastructure projects, utility projects or other businesses.

Affiliates of ArcLight currently act, and may hereafter act, as managers to investment funds whose investment criteria encompass investments in power generation, transmission and distribution and related facilities in Canada and the U.S. In particular, an affiliate of ArcLight is the general partner of Funds I, II and III which invest in power generation, transmission and distribution assets as well as power-related fuel, services and equipment businesses, primarily in the United States. Existing and future agreements governing investment funds managed by affiliates of ArcLight, including the agreements governing Fund I, II and III, require, and are expected to require in the case of future agreements, that suitable investments for such investment funds identified by ArcLight first be offered to the investment funds. The Management Support Agreement (as defined below) requires that ArcLight and its affiliates give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for Fund I, Fund II, Fund III or other investment funds managed by ArcLight or its affiliates or that do fit within such investment guidelines but which such investment funds determine not to pursue. None of ArcLight or its affiliates is prohibited by the Management Agreement or any other agreement with Atlantic Holdings or the Company from competing with Atlantic Holdings or the Company, or from acquiring, investing in, or providing administrative or managerial services to, a competitor of Atlantic Holdings or the Company.

The Company Has Limited Control Over the Operation of Certain Projects

In most cases, the Projects are not wholly-owned by the Company, and in many cases the Company has limited control over the operation of the Projects. Third-party operators manage the operations of many of the Projects. As such, the Company must rely on the technical and management expertise of these third-party operators. To the extent that such third party operators do not fulfill their obligations to manage the operations of the Projects or are not effective in doing so, the amount of cash available for distribution may be adversely affected.

Sufficient Capital May Not be Available to Fund Acquisitions, Investments, Expansions or Capital Expenditures

Future acquisitions, investments, expansions and other capital expenditures by the Company and its subsidiaries will be financed by cash generated from operations, sales of additional securities of the Company and borrowings. There can be no assurance that sufficient capital will be available on acceptable terms to fund acquisitions, investments, capital expenditures or expansion projects.

The Company May Face Significant Competition for Acquisitions and May Not Successfully Integrate Acquisitions

The Company's business plan includes growth through identifying suitable acquisition or investment opportunities, pursuing such opportunities, consummating acquisitions or investments and effectively integrating acquisitions or investments with the Company's business. There can be no assurance that the Manager will be able to identify attractive acquisition candidates in the power industry in the future, that the Company will be able to make acquisitions or investments on an accretive basis or that acquisitions or investments will be successfully integrated into the Company's existing operations.

Although the U.S. power industry is continuing to undergo consolidation and may offer attractive acquisition and investment opportunities, the Manager believes that the Company is likely to confront significant competition for those opportunities and, due to the constriction in the availability of capital resources for acquisitions, investments and other expansion, to the extent that any opportunities are identified, the Company may be unable to effect acquisitions or investments.

Any acquisition or investment may involve potential risks, including an increase in indebtedness, the inability to successfully integrate operations, the potential disruption of the Company's ongoing business and the diversion of management's attention from other business concerns and the possibility that the Company pays more than the acquired company or interest is worth. There may also be liabilities that the Manager failed to discover, or was unable to discover, in its due diligence prior to the consummation of the acquisition or investment, and the Company may not be indemnified for some or all these liabilities. In addition, the Company's funding requirements associated with acquisitions or investments and integration costs may reduce the funds available to the Company to make distributions.

Operations are Subject to a Number of Natural and Inherent Risks

The occurrence of a significant event which disrupts the ability of the Projects to produce or sell power for an extended period, including events which preclude existing customers from purchasing power, could have a material adverse effect on the amount of cash that will be available for distribution to holders of IPSs, Common Shares and Subordinated Notes **and Debentures**. A certain portion of the events that might give rise to force majeure may, however, be mitigated by the Projects' insurance programs.

Insurance May Not be Sufficient to Cover All Losses

While the Manager believes that the Projects' insurance coverage addresses all material insurable risks, provides coverage that is similar to what would be maintained by a prudent owner/operator of similar facilities, and are subject to deductibles, limits and exclusions which are customary or reasonable given the cost of procuring insurance, current operating conditions and insurance market conditions, there can be no assurance that such insurance will continue to be offered on an economically feasible basis, nor that all events that could give rise to a loss or liability are insurable, nor that the amounts of insurance will at all times be sufficient to cover each and every loss or claim that may occur involving the assets or operations of the Projects or the Company.

Financing Arrangements Could Impact the Business of the Company

Current or future borrowings by the Company or its subsidiaries will increase the level of financial risk to the Company and, to the extent that the interest rates are not fixed or that borrowings are refinanced at different rates, will increase the sensitivity of cash available for distribution to interest rate variations. Contractual arrangements in respect of those borrowings may also adversely affect cash available for distribution. In addition, most of the Projects currently have term loan or other financing arrangements in place with various lenders. These financing arrangements are typically secured by all of the Project assets and contracts as well as the equity interests in the Project Operating Entities (including those owned by the Company). The terms of these financing arrangements generally impose many covenants and obligations on the part of the Project Operating Entity and other borrowers and guarantors. In many cases, a default by any party under other Project operating agreements (such as a PPA or a steam sales agreement) will also constitute a default under the Project's term loan or other financing arrangement. Failure to comply with the terms of these term loans or other financing arrangements, or events of default thereunder, may prevent cash distributions by the Project or the Project Operating Entity and may entitle the lenders to demand repayment and enforce their security against Project assets. In addition, if an event of default should occur, the lenders are entitled to take possession of the equity interests in Project Operating Entities held by the owners of the Project that have been pledged to such lenders.

The failure of the Company to refinance or repay any indebtedness ranking senior to the Subordinated Notes (including indebtedness outstanding under the Amended Credit Facility and indebtedness to holders of the Debentures) when due would constitute a default under such indebtedness. Under such circumstances, it is expected that distributions by the Company to holders of IPSs would not be permitted until such indebtedness was refinanced or repaid and the Company may be required to sell assets or take other actions, including the initiation of bankruptcy proceedings or the commencement of an out-of-court debt restructuring.

Equity Interests in the Project Operating Entities may be Subject to Transfer Restrictions

In addition to the pledges referred to above, the partnership, or other agreements governing some of the Project Operating Entities may limit a partner's ability to deal with its interest. Specifically, such agreements may prohibit any sale, pledge, transfer, assignment or other conveyance of the interest in a Project Operating Entity without the consent of the other partners or shareholders. In some cases, other partners may have rights of first offer or rights of first refusal in the event of a proposed sale or transfer. Such restrictions may limit or prevent the Company from dealing with its interests in the Project Operating Entities in the manner it sees fit, and may have an adverse effect on the Company's ability to realize on its investments.

The Projects' Operations are Subject to the Risk of Future Proceedings

The Projects' operations are subject to all operating hazards and risks normally incidental to the generation of electricity. As a result, at any given time, the Projects, Project Operating Entities and other entities associated with the operation of the Projects may be defendants in various legal proceedings and litigation arising in the ordinary course of business. The Projects maintain insurance policies with insurers in amounts and with coverages and deductibles that the Manager believes to be reasonable and prudent. However, there can be no assurance that this insurance will be adequate to protect the Projects from all material expenses related to potential future claims for loss or damage or that these levels of insurance will be available in the future at economical prices. A significant judgment against any Project or Project Operating Entity, the loss of a significant permit or other approval or the imposition of a significant fine or penalty could have a material adverse effect on the Company's business, financial condition and future prospects and could adversely affect cash distributions by the Company.

The Project Operating Entities are Exposed to Risks Inherent in the Use of Derivative Instruments

The Project Operating Entities may use derivative instruments, including futures, forwards, options and swaps, to manage their commodity and financial market risks. In addition, the Project Operating Entities purchase and sell commodity-based contracts in the natural gas, electricity and oil markets for trading purposes. In the future, the Project Operating Entities could recognize financial losses on these contracts as a result of volatility in the market values of the underlying commodities or if a counterparty fails to perform under a contract. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these contracts involves judgement or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.

Risks Related to the Path 15 Project

Future FERC Rate Determinations Could Negatively Impact Cash Flows

The stability of Path 15 Opco's cash flows will continue to be subject to the risk related to the FERC's authority to adjust the expected formulation of revenues upon its rate review every three years. The cost-of-service methodology currently applied by the FERC is well established and transparent, however certain inputs in the FERC's determination of rates are subject to its discretion, which include return on equity and the recovery of certain extraordinary expenses. Unfavourable decisions on these matters could adversely affect the cash flow, financial position and results of operations of Path 15 Opco and Path 15 Holdco, and the Company, and could adversely affect the cash available for distribution by the Company.

Counterparty Credit

The CAISO operates as a clearinghouse for the settlement of third party transactions involving purchases and sales of power in California. The CAISO does not purchase or sell power for its own account, but relies on payments owed to it by investor owned utilities and other users of the California transmission grid. The CAISO transmission system users are required to have an approved short-term credit rating (A1 — S&P, F1 — Fitch IBCA, P1 — Moody's). If these rating standards are not attained, the transmission system user must provide an acceptable letter of credit, an acceptable surety bond, a guarantee of a company with an approved credit rating, a cash deposit, a certificate of deposit or a payment bond certificate. Despite these mitigating factors, it is possible that a payment problem could reduce revenues received by Path 15 Opco and the Company.

Tax Risks Associated with the Depreciation of TSRs

The current owners of Path 15 Opco have been depreciating their ownership of TSRs as a transmission asset for tax purposes. The Company expects that it will depreciate its investment on the same basis. However, there can be no assurance that the IRS will not challenge the tax treatment related to the depreciation of TSRs in a manner which adversely affects the Company by, for example, determining that TSRs are undepreciable intangible property. If such a challenge were sustained, depreciation on TSRs could be recharacterized as non-deductible and the taxable income and tax liability associated with the Path 15 Project could be materially increased. If taxes increase at Path 15 Opco, Path 15 Opco can submit to the FERC for a prospective recovery of these increases.

Income Tax Allowances Included by Path 15 Opco in its Rates have been Challenged by Certain Parties and Path 15 Opco may be Subject to a Refund Liability

On October 4, 2004, Path 15 Opco filed a Revenue Requirement and Transmission Owner Tariff with the FERC to recover investment costs related to the Path 15 Project. On November 17, 2005, the FERC issued an order related to Path 15 Opco's proposed income tax allowance in rates, determining that the owners of Path 15 Opco have an actual or potential income tax liability with respect to the income from Path 15 Opco. Pursuant to the FERC's income tax policies the FERC order permitted Path 15 Opco to include a tax allowance in its rates. On April 13, 2006, a request filed by certain third parties for a rehearing of the FERC's order was denied.

On June 1, 2006, the Transmission Agency of Northern California (the "TANC") petitioned the United States Court of Appeals for the District of Columbia Circuit for review of the FERC's order permitting Path 15 Opco to include an income tax allowance in its rates. The Court rejected TANC's petition as premature since the rate case at the FERC had not reached its conclusion. The FERC has issued its decision in the rate case and TANC may choose to re-file its petition with the Court In the event the appeal is successful and the FERC's order granting Path 15 Opco an income tax allowance in rates is overturned, it is possible that the determination will result in Path 15 Opco incurring a refund liability equal to the amount of the tax allowance included in the rates and collected from customers. Furthermore, such an outcome may also preclude Path 15 Opco from including an income tax allowance in future rates. Given the general deference of the courts to regulatory agency decisions, their reluctance to overturn longstanding FERC precedent and the extensive process followed by the FERC in the formulation of its policy statement issued in connection with the tax issue raise by the TANC, the Manager believes that it is unlikely that the TANC will succeed in its appeal.

Restrictive Covenants in Existing Debt Agreements Could Impact Distributions by the Company

The debt covenants of Path 15 Opco and Path 15 Holdco restrict the payment of dividends to Path 15 Holdco and ultimately to the Company based on the maintenance of various cash coverage ratios. While the Manager's projections do not anticipate any violation of these covenants, an unanticipated event that results in a temporary cash shortage could prevent the distribution of certain available cash to Harbor Transmission, LLC. As discussed above, an adverse FERC ruling on rate issues or an adverse decision of the United States Court of

Appeals for the District of Columbia Circuit on the income tax issue could result in a refund liability to Path 15 Opco that would be netted out of rates. Any refund liability would require a lump sum payment for the over collection during the interim rate period. The excluded amounts would also be removed from rates prospectively.

It is Possible that Future Administration and Management Expenses Exceed Historical Costs and May Not be Approved in the Rates

Trans Elect, Inc. provided administrative and management services to Path 15 Opco for a transitional period that ended on December 31, 2006. These services included participation in the coordination with Western and Pacific Gas and Electric Company of the operation and maintenance, accounting and reporting requirements with existing lenders to Path 15 Opco and Path 15 Holdco and the management of rate proceedings with the FERC. Following the transition period, the Manager assumed the administration and management of Path 15 Opco. Following the end of the transition period, there is a risk that the Company will incur higher expenses in the administration and management of Path 15 Opco than historically experienced by Trans Elect, Inc. It is possible that any increased costs incurred by the Company will not be approved in the rates.

Outstanding Condemnation Proceedings Related to Portions of the Rights of Way for the Path 15 Project May Result in Adverse Judgments

There are three condemnation proceedings related to portions of the rights of way for the Path 15 Project that are being defended by the U.S. Department of Justice on behalf of Western:

Wood Harris — A jury at district court level in February 2007 awarded the landowner $3.4 million including interest, which may still be appealed.

Campion — This matter went to trial earlier in 2006. The landowner claimed a value of $16 million and the government's appraisal was approximately $100,000. At the conclusion of the matter, the jury awarded approximately $2.1 million, including interest, which was paid into court pending the plaintiff's appeal. A hearing has not yet been scheduled.

Stone — In this matter, the plaintiff challenged Western's right to condemn the plaintiff's property. The district court granted summary judgment *sua sponte* to the government, but the plaintiff has appealed. A hearing has not yet been scheduled.

Path 15 has what management believes are adequate reserves to resolve these issues which are currently included in ratebase, but as discussed above under "Project Descriptions – Path 15 Project", the Path 15 Project may add to its ratebase all prudently incurred costs. In the event that unfavourable results on a condemnation proceeding resulted in an increased cost to Path 15 Opco beyond its reserves, it could request that the FERC approve the addition of such costs to its ratebase which, if approved, would generate incremental returns for Path 15 Opco. The Manager believes any amounts payable would be available under the Company's credit facilities and the result of having increased capital earning the applicable FERC approved rates of return would not have a material adverse effect.

Risks Related to the Structure of the Company

The Company is Dependent on the Projects for virtually all Cash Available for Distributions

The Company is dependent on the operations and assets of the Projects through its indirect ownership of interests in the Projects. The Company's ability to make payments on the Subordinated Notes and the Debentures and to make cash distributions to holders of IPSs and Common Shares is dependent on the ability of Atlantic Holdings to make distributions to the Company, which in turn is dependent on the ability of the Project Holding Entities and the partnerships and other entities in which they hold interests, directly or indirectly, to make distributions to Atlantic Holdings. The actual amount of cash available for payments to holders of

Subordinated Notes and the Debentures and for distribution to holders of IPSs and Common Shares depends upon numerous factors relating to each of the Projects, including profitability, changes in revenues, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Projects or Atlantic Holdings will reduce the amount of cash available for the Company to make payments to holders of Subordinated Notes and the Debentures and distributions to holders of IPSs and Common Shares. While the Company is contractually obligated to make interest payments on the Subordinated Notes, cash distributions by the Company on the Common Shares, including the Common Share component of an IPS, are not guaranteed and could fluctuate based on the performance of the Projects. Generally, the interest in the Projects held indirectly by the Company is 50% or less. Accordingly, the Company's influence on the operations and assets of the Projects may be limited.

Distribution of all Available Cash May Restrict Potential Growth of Atlantic Holdings and the Company

The payout by the Company and Atlantic Holdings of substantially all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the future growth of the Company and Atlantic Holdings and their cash flow. In addition, the Company may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive to the Company on a short-term basis.

Future Distributions are not Guaranteed

While the Company is contractually obligated to make interest payments on the Subordinated Notes and the Debentures, the Company's board of directors or Atlantic Holdings' board of managers may, in their respective discretion, amend or repeal the existing distribution policy relating to equity distributions. Future equity distributions from these companies, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors or managers may deem relevant. Either of these boards of directors or managers may decrease the level of equity distributions provided for in their existing distribution policies or entirely discontinue such distributions.

Exchange Rate Fluctuations May Impact the Amount of Cash Available for Distribution by the Company

A substantial portion of the Company's payments to holders of IPSs, Common Shares, Subordinated Notes and Debentures may be denominated in Canadian dollars. Conversely, all of the Projects' revenues and expenses, together with distributions received by Atlantic Holdings from the Projects, are denominated in U.S. dollars. As a result, the Company is exposed to currency exchange rate risks.

Although Atlantic Holdings has entered into hedging arrangements to mitigate this exchange rate risk, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If hedging transactions do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could adversely affect cash distributions by the Company. The costs associated with the conversion of U.S. dollars to Canadian dollars and these hedging arrangements are borne by Atlantic Holdings.

Indebtedness Could Negatively Impact the Business of the Company and the Projects

The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of IPSs, Common Shares, Subordinated Notes and Debentures, including:

- the Company's ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;
- the Company may be unable to refinance indebtedness on terms acceptable to the Company or at all;
- defaults under Senior Indebtedness may prevent the Company from making payments on the Subordinated Notes and the Debentures;
- a significant portion of the Company's cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on its indebtedness, including the Subordinated Notes and the Debentures, thereby reducing funds available for future operations, capital expenditures and/or dividends on its Common Shares; and
- the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures.

The Company May Not be Able to Repurchase the Subordinated Notes and/or Debentures Upon a Change of Control

Upon the occurrence of certain specific kinds of change of control events, the Company will be required to offer to repurchase outstanding Subordinated Notes and/or Debentures at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase. However, it is possible that the Company will not have sufficient funds at the time of the change of control to make any required repurchases. Failure to purchase tendered notes would constitute a default under the Indenture, which, in turn, would constitute a default under the Amended Credit Facility.

Changes in the Company's Creditworthiness May Affect the Value of the IPSs, Common Shares and Subordinated Notes and the Debentures

The perceived creditworthiness of the Company, Atlantic Holdings and their respective subsidiaries that have guaranteed the Subordinated Notes, as well as changes in ratings of the IPSs, may affect the market price or value and the liquidity of the IPSs, Common Shares, Subordinated Notes and Debentures. There is no assurance that a rating will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in its judgement circumstances so warrant. The rating of the IPSs is not a recommendation to purchase, hold or sell such securities.

Restrictive Covenants in Credit Facilities Could Impact the Business of the Company

The Amended Credit Facility contains restrictive covenants that limit the discretion of Atlantic Holdings with respect to certain matters. The ability of Atlantic Holdings to make distributions is subject to the restrictive covenants contained in the Amended Credit Facility. If an event of default occurs under the Amended Credit Facility or other senior indebtedness of Atlantic Holdings and the lender enforces a guarantee provided by the Company, the Company will be restricted or prevented from making distributions on its Common Shares and from making payments on the Subordinated Notes and the Debentures.

Future Issuances of IPSs or Common Shares Could Result in Dilution

The Company's articles of incorporation authorize the issuance of an unlimited number of Common Shares for such consideration and on such terms and conditions as are established by the board of directors without the approval of any shareholders. Additional IPSs or Common Shares may be issued by the Company in connection with a future financing or acquisition by the Company. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Company and reduce distributable cash per Common Share or per IPS.

Investment Eligibility

There can be no assurance that the Common Shares and Subordinated Notes represented by the IPSs will continue to be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments.

Recent Canadian Federal Income Tax Proposals

On December 21, 2006, the Department of Finance (Canada) released for public comment draft legislation significantly modifying the income tax rules applicable to certain publicly listed trusts and partnerships. An investment in IPSs does not involve a publicly listed trust or partnership, but an investment in IPSs shares certain characteristics with investments in publicly listed trust or partnership entities that are the subject of the draft legislation and the proposals first announced on October 31, 2006. The proposals of October 31, 2006 indicated that although the details outlined therein reflected the then present intentions of the government, any aspect of these measures may be changed accordingly and possibly with retroactive effect if there should emerge structures or transactions that are clearly devised to frustrate the policy objectives underlying the proposals. Management believes that the proposed rules do not apply to the Company and do not alter the tax consequences of an investment in Common Shares and Subordinated Notes represented by IPSs. However, there is no assurance that the December 21, 2006 draft legislation and, more generally, Canadian federal income tax laws and administrative policies will not be changed in a manner that adversely affects the holders of Common shares and Subordinated Notes represented by IPSs.

U.S. Federal Income Tax Risks

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences generally applicable to a holder of Common Shares and Subordinated Notes, as represented by IPSs, will not be changed in a manner which adversely affects Non-U.S. Holders.

There is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes which are offered in circumstances similar to the Offering (i.e., as part of a unit that includes common shares of the Company). In light of this absence of direct authority, it cannot be concluded with certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Company takes the position that the Subordinated Notes are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, some or all of the interest payments on the Subordinated Notes would be recharacterized as non-deductible distributions with respect to the Company's equity, and the Company's net taxable income which is effectively connected income and thus its U.S. federal income tax liability would be materially increased. As a result, the Company's after-tax cash flow would be reduced and the Company's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares could be materially and adversely impacted.

Certain U.S. Tax Considerations May Discourage Third Parties from Pursuing a Tender Offer or other Change of Control Transaction

Under certain circumstances, Code Section 163(j) limits a corporation's deductions for interest paid to related foreign persons exempt from U.S. tax. For these purposes, a corporation and a creditor of the corporation will generally be "related" if the creditor owns, directly or by attribution, more than 50% of the corporation by vote or value. The purchase of an IPS should be treated for U.S. tax purposes as a purchase of both an equity interest and a creditor's interest in the Company. As a result, a purchase by any non-U.S. person of more than 50% of the IPSs could result in the Company's interest deductions being limited with respect to the Subordinated Notes forming part of those IPSs or otherwise owned by such person. Furthermore, if any non-U.S. person owns, directly or by attribution, 10% or more of the outstanding voting stock of the Company (including stock owned through IPSs), or certain other relationships exist, then the Company may be required to withhold U.S. tax at a rate of up to 30% on interest payable on any Subordinated Notes owned by that person (including Subordinated Notes owned through IPSs), unless an exemption or reduced rate of U.S. withholding tax applies. Either of these factors could discourage third parties from pursuing a tender offer or other change of control transaction with respect to the Company, which otherwise might have led to a premium being paid for IPSs.

The Company May Not be Able to Make all Principal Payments on the Subordinated Notes

The Subordinated Notes will mature on November 18, 2016. The Company may not be able to refinance the principal amount of the Subordinated Notes in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that the Company will be able to repay the outstanding principal amount upon maturity of the Subordinated Notes.

As a result of the subordinated nature of the guarantees of the Subordinated Notes, upon any distribution to creditors of Atlantic Holdings in a bankruptcy, liquidation or reorganization or similar proceeding relating to Atlantic Holdings or its property or assets, the holders of Atlantic Holdings' senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Subordinated Notes under the guarantee provided by Atlantic Holdings. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to any of the Project Operating Entities or the Projects (other than the Onondaga Project and the Lake Project), the holders of the Subordinated Notes will not have a claim against the assets of such Projects.

Holders of IPSs, Common Shares, Subordinated Notes and Debentures May Have Limited Liquidity

Neither the IPSs nor the Common Shares have an extensive public market history. No assurance can be made that an active trading market for the IPSs will be sustained in the future, and the Company currently does not expect that an active trading market for the Common Shares will develop until the Subordinated Notes or Debentures mature. The Common Shares will not be posted for trading on the Toronto Stock Exchange until there exists a sufficient public distribution (for the purposes of the listing requirements of the Toronto Stock Exchange) of Common Shares that are held separately from Subordinated Notes. There is no intention to list the Subordinated Notes on any stock exchange. BMO Nesbitt Burns Inc. has advised the Company that it currently intends to facilitate a secondary market in the Subordinated Notes and Common Shares subject to customary market practice and applicable legal and regulatory requirements and limitations. However, BMO Nesbitt Burns Inc. is not obligated to do so and may discontinue any such activities, if commenced, at any time and without notice. Moreover, if and to the extent that BMO Nesbitt Burns Inc. facilitates a market for the Subordinated Notes and Common Shares, there can be no assurance that such market would provide sufficient liquidity for any holder of any such securities.

Amounts in the Reserve Account may not be Sufficient to Stabilize Future Cash Distributions of the Company and Fund Acquisitions and Other Growth Opportunities

The Reserve Account has been established to stabilize future cash distributions and to fund acquisitions and other growth opportunities with the objective of enhancing the long-term stability of cash distributions to holders of IPSs. There can be no assurance that amounts in the Reserve Account and the return on investment on such amounts will be sufficient to stabilize future cash distributions or fund growth opportunities. Investments held in the Reserve Account are generally Aaa rated instruments. Atlantic Holdings may lose all or part of the funds in the Reserve Account due to factors that are beyond the control. The Manager will seek professional investment advice in situations where it deems it necessary or prudent or in situations where it is otherwise required by law to do so.

The Market Price for the IPSs, Common Shares or Subordinated Notes May be Volatile

There has been limited public market for income participating securities. Factors such as variations in the Company's financial results, announcements by the Company, the Projects or others, developments affecting the business of the Company or the Projects, general interest rate levels, the market price of the Common Shares and general market volatility could cause the market price of the IPSs, the Common Shares or the Subordinated Notes to fluctuate significantly.

In addition, future sales or the availability for sale of substantial amounts of IPSs or Common Shares or a significant principal amount of Subordinated Notes or Debentures in the public market could adversely affect the prevailing market price of the IPSs, the Common Shares and the Subordinated Notes and could impair the Company's ability to raise capital through future sales of its securities.

Risks Related to the Debentures

Repayment of the Debentures

The Debentures mature on October 31, 2011. The Company may not be able to refinance the principal amount of the Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that the Company will be able to repay the outstanding principal amount upon maturity of the Debentures.

As a result of the subordinated nature of the guarantees of the Debentures, upon any distribution to creditors of Atlantic Holdings in a bankruptcy, liquidation or reorganization or similar proceeding relating to Atlantic Holdings or its property or assets, the holders of Atlantic Holdings' senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Debentures under the guarantee provided by Atlantic Holdings. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to any of the Project Operating Entities or the Projects (other than the Onondaga Project), the holders of the Debentures will not have a claim against the assets of such Projects.

Trading Market for Debentures

The Debentures may trade at a discount from their offering price depending on prevailing interest rates, the market for similar securities, the performance of the Company and other factors. No assurance can be given as to whether an active trading market will be maintained for the Debentures. To the extent that an active trading market for the Debentures is not maintained, the liquidity and trading prices for the Debentures may be adversely affected.

Prior Ranking Indebtedness

The Debentures rank junior to all existing and future Senior Secured Indebtedness, including the Amended Credit Facility and the Acquisition Credit Facility. See "Description of Debentures — Ranking".

Absence of Covenant Protection

The Debenture Indenture does not restrict the ability of the Company or any of its subsidiaries from incurring additional indebtedness for borrowed money or otherwise from mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing. The Debenture Indenture does not contain any provisions specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Company or any of its subsidiaries.

Redemption Prior to Maturity

The Debentures may be redeemed, at the option of the Company, after October 31, 2009 and prior to the Maturity Date in whole or in part, at a redemption price equal to the principal amount thereof, together with any accrued and unpaid interest subject to certain conditions described under "Description of Debentures — Redemption and Purchase". Holders of Debentures should assume that this redemption option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Debentures.

Inability of the Company to Purchase Debentures

The Company will be required to offer to purchase all outstanding Debentures upon the occurrence of a Change of Control. However, it is possible that following a Change of Control, the Company will not have sufficient funds at that time to make the required purchase of outstanding Debentures or that restrictions contained in other indebtedness will restrict those purchases. See "Description of Debentures — Put Right Upon a Change of Control".

Conversion Following Certain Transactions

In the event of certain transactions, pursuant to the terms of the Debenture Indenture, each Debenture will become convertible into securities, cash or property receivable by a holder of IPSs in the kind and amount of securities, cash or property as if such holder had converted the Debentures into IPSs prior to completion of the transaction. This change could substantially reduce or eliminate any potential future value of the conversion privilege associated with the Debentures. For example, if the Company were acquired in a cash merger, each Debenture would become convertible solely into cash that would no longer be convertible into securities whose value would vary depending on the Company's future prospects and other factors. See "Description of Debentures — Conversion Privilege".

U.S. Federal Income Tax Risks

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences generally applicable to a holder of Debentures or Common Shares and Subordinated Notes, as represented by IPSs, will not be changed in a manner which adversely affects Non U.S. Holders.

There is no authority that directly addresses the tax treatment of securities similar to the Debentures. In light of this absence of direct authority, it cannot be concluded with certainty that the Debentures will be treated as debt for U.S. federal income tax purposes, and, although the Company intends to take the position that the Debentures are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Debentures would be recharacterized as non deductible distributions with respect to the Company's equity, and the Company's net taxable income which is effectively connected income and thus its U.S. federal income tax liability would be materially increased. As a result, the Company's after tax cash flow would be reduced and the Company's ability to make interest payments on the Debentures and Subordinated Notes and distributions with respect to Common Shares could be materially adversely impacted.

RATING OF IPSs

DBRS confirmed, as of September 22, 2006, a stability rating of STA 3 (low) with respect to the IPSs. The stability rating is based on a rating scale developed by DBRS that provides an indication of both the stability and sustainability of an issuer's distributable income. Ratings categories range from STA-1 to STA-7, with STA-1 being the highest. DBRS further separates the ratings into high, middle and low to indicate where they fall within the ratings category. Ratings take into consideration the seven main factors of: (i) operating and industry characteristics; (ii) asset quality; (iii) financial profile; (iv) diversification; (v) size and market position; (vi) sponsorship/governance; and (vii) growth. Issuers rated at STA-3 are considered by DBRS to have good stability and sustainability of distributions per IPS, but performance may be more sensitive to economic factors, have greater cyclical tendencies, and may not be as well diversified as an issuer with a STA-2 rating, resulting in some potential for distributions per unit to fluctuate. Such issuers will not be above average in all areas of consideration, but will tend to outperform in many areas.

A stability rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by DBRS. On March 19, 2007, DBRS discontinued its stability rating at the request of the Company.

MARKET FOR SECURITIES

The IPSs are listed and posted for trading on the TSX under the symbol ATP.UN. The following table sets forth the price ranges and volume of trading of the outstanding IPSs as reported by the TSX for the periods indicated.

Period	High (Cdn$)	Low (Cdn$)	Volume
January 2006	10.74	10.15	1,600,967
February 2006	10.61	9.81	985,067
March 2006	10.66	10.13	1,136,766
April 2006	10.81	10.28	1,529,304
May 2006	10.55	9.90	1,904,672
June 2006	10.20	9.44	1,920,113
July 2006	9.71	9.40	1,751,845
August 2006	10.85	9.58	2,006,202
September 2006	10.95	10.45	2,740,597
October 2006	10.89	10.37	4,273,190
November 2006	10.79	9.42	4,715,786
December 2006	11.36	9.86	2,621,231

DIRECTORS, OFFICERS AND MANAGEMENT

The Company

Directors of the Company

The Company's articles of incorporation provide for a minimum of one and a maximum of 20 directors, a majority of whom must be residents of Canada and must be unrelated to the Company and its subsidiaries, the Existing Investors and the Manager. The directors of the Company are Irving Gerstein, Kenneth Hartwick, John McNeil and William Whitman all of whom are unrelated to the Company and its subsidiaries, the Existing Investors and the Manager. Directors will be elected at each annual meeting of shareholders of the Company. The term of office for each of the directors will expire at the time of the next annual meeting of shareholders of the Company. A director may be removed by a resolution passed by a majority of the shareholders or may resign. The vacancy created by the removal of a director must be filled at the shareholder meeting at which he or she was removed. A vacancy not so filled at a shareholder meeting, or created by the resignation of a director, may be filled by a quorum of the remaining directors. A quorum for meetings of directors is a majority of the directors, provided that a majority of directors present (or one director, where a quorum is two directors) must be residents of Canada. If there is no quorum of directors, a special meeting of shareholders must be called to fill vacancies.

The directors supervise the activities and manage the affairs of the Company, including acting for, voting on behalf of and representing the Company as a holder of membership interests in Atlantic Holdings.

Governance of the Company

In lieu of a corporate governance and compensation committee, the directors are directly responsible for developing the Company's approach to governance issues, filling vacancies among the directors and

periodically reviewing the composition and effectiveness of the directors, the contribution and compensation of individual directors and oversight of Holdings. The directors also review and approve cash bonuses for the Manager's employees' under the Long Term Incentive Plan ("LTIP") which was approved by the Company's shareholders at the annual and special meeting of shareholders held on June 7, 2006.

The board of directors is also responsible for adopting and periodically reviewing and updating the written disclosure policy for the Company and its subsidiaries. This policy, among other things:

- articulates the legal obligations of the Company, its affiliates and their respective directors, managers, officers and employees with respect to confidential information;
- identifies spokespersons of the Company, who are the only persons authorized to communicate with third parties such as analysts, media and investors;
- provides guidelines on the disclosure of forward-looking information; and
- provides guidelines to prevent the selective disclosure of material information and to ensure that if selective disclosure of material information does occur, a news release is issued immediately.

Remuneration of the Directors (Amounts in actual dollars)

Initial compensation for directors of the Company is $20,000 per year and $1,500 per director for attending board or committee meetings in person. The Chairman of the board and the Chairman of the audit committee each receive an additional $10,000 per year. Directors receive $500 for attending meetings by phone. Directors are reimbursed for out-of-pocket expenses for attending board meetings. Directors participate in the insurance and indemnification arrangements described below.

Management and Administration

The Company has no executive officers and engages the Manager to provide certain services pursuant to the Management Agreement. The Company may directly retain professionals and other service providers from time to time to provide advice and other administrative services directly to the Company.

Atlantic Holdings

Board of Managers and Operating Agreement

Atlantic Holdings is governed in accordance with its constating documents and the Operating Agreement. As at the date hereof, the board of managers of Atlantic Holdings is comprised of six individuals, a majority of whom are unrelated to and independent from Atlantic Holdings and its subsidiaries and the Manager. The Company is entitled to appoint a majority of the board of managers of Atlantic Holdings. The board of managers of Atlantic Holdings is comprised as follows:

- four representatives of the Company comprised of the four directors of the Company; and
- two representatives of the Manager.

Following the completion of the sale of IPSs and Debentures by way of a bought deal on October 6, 2006, the Existing Investors' interest in Atlantic Holdings was reduced from 30% to 14%. Accordingly, Robb Turner, a senior partner of ArcLight, tendered and Atlantic Holdings' board of managers accepted his resignation. At the time Robb Turner's resignation was accepted, the board of managers appointed Patrick Welch to the board. On February 7, 2007, Atlantic Holdings redeemed all of the remaining interests held by the Existing Investors in Atlantic Holdings following which Daniel Revers (the managing partner of ArcLight) tendered, and Atlantic Holdings' board accepted, his resignation from the board of managers. Following the resignations of Robb Turner and Daniel Revers, there are no longer any representatives of the Existing Investors serving on the board of managers of Atlantic Holdings.

Under the Management Agreement, the Manager is entitled to appoint one manager for so long as it is the manager of Atlantic Holdings.

The board of managers of Atlantic Holdings has, subject to the provisions of the Operating Agreement and the Management Agreement, full power to manage the business and affairs of Atlantic Holdings, to make all decisions regarding Atlantic Holdings and to bind Atlantic Holdings. Certain fundamental transactions are subject to approval by at least 80% of votes cast by holders of Atlantic Holdings' common membership interests.

The following table sets out the name, province or state of residence, positions with the Company and Atlantic Holdings and principal occupation of the individuals who are directors of the Company and managers of Atlantic Holdings as at the date hereof.

Name and Province/State of Residence	Position(s)	Principal Occupation
IRVING GERSTEIN (1), (2) .... Ontario, Canada	Chairman of the Board of Directors of the Company and Manager of Atlantic Holdings	Corporate Director
KENNETH HARTWICK (1), (2) .. Ontario, Canada	Director and Chairman of the Audit Committee of the Company and Manager of Atlantic Holdings	President, Ontario Energy Savings Corp.
JOHN MCNEIL (1), (2) .... Ontario, Canada	Director of the Company and Manager of Atlantic Holdings	President, Barker, Dunn & Rossi (Canada)
WILLIAM WHITMAN (1) (2) ..... New Jersey, U.S.A.	Manager of Atlantic Holdings	Senior Vice President, NW Financial Holdings LLC
BARRY WELCH (3).................. Massachusetts, USA	Manager of Atlantic Holdings	President and Chief Executive Officer of the Manager
PATRICK WELCH (3)............... Massachusetts, USA	Manager of Atlantic Holdings	Chief Financial Officer and Corporate Secretary of the Manager

(1) Member of the audit committee of the Company.

(2) Representative of the Company on the board of managers of Atlantic Holdings.

(3) Representative of the Manager on the board of managers of Atlantic Holdings.

As at December 31, 2006, the directors of the Company and executive officers of the Manager, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 48,170 IPSs, representing approximately 0.1% of the outstanding IPSs of the Company.

Biographies

Irving Gerstein, C.M., O.Ont: Mr. Gerstein has been a director of the Company since October 2004 and a manager of Atlantic Holdings since November 2004. Mr. Gerstein is a retired executive and is currently a director of Medical Facilities Corporation, Student Transportation of America Ltd. and Economic Investment Trust Limited, and previously served as a director of other public companies, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Mr. Gerstein is a Member of the Order of Canada and a Member of the Order of Ontario. He is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of twenty-five years, and is currently a member of its Research Committee. Mr. Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce). During Mr. Gerstein's service as a director of each of Peoples Jewellers Limited and Confederation Life Insurance

Company, bankruptcy proceedings were initiated (and, in the case of Peoples Jewellers Limited, claims were made against senior executives of the company, including Mr. Gerstein); all of the creditor and other claims were settled. Mr. Gerstein also entered into a settlement of personal claims arising primarily from participation in a Peoples Jewellers Limited share incentive plan.

Kenneth Hartwick, C.A.: Mr. Hartwick has been a director of the Company since October 2004 and a manager of Atlantic Holdings since November 2004. Mr. Hartwick is currently the President of Ontario Energy Savings Corp. ("OESC"). OESC is a wholly-owned subsidiary of, and provides administrative services to, Energy Savings Income Fund ("Energy Savings"), an income trust traded on the Toronto Stock Exchange. Through its subsidiaries and affiliates, Energy Savings markets natural gas to residential customers and small to mid-sized commercial businesses in Manitoba, Ontario, Illinois, Indiana, New York and Alberta and solely to commercial customers in Québec and British Columbia. In addition, Energy Savings markets electricity to customers in New York, Ontario and Alberta. Energy Savings also markets electricity to mid-sized commercial and small industrial customers in Ontario. Mr. Hartwick serves on OESC's Executive Committee and is involved in providing strategic direction. Prior to joining OESC, Mr. Hartwick served as Senior Vice President, Finance (October 2000 to September 2001) and Chief Financial Officer and Senior Vice President, Finance (October 2001 to April 2004) of Hydro One Inc., the largest electricity delivery company in Ontario and one of the largest in North America. Mr. Hartwick was a member of Hydro One Inc.'s Executive Committee. From May to October 2000, Mr. Hartwick was Vice President, Cap Gemini Ernst & Young and from 1994 to April 2000 Mr. Hartwick was a partner of Ernst & Young LLP. Mr. Hartwick received his B.A. (Honours) from Trent University in Peterborough, Ontario.

John McNeil: Mr. McNeil has been a director of the Company since October 2004 and a manager of Atlantic Holdings since November 2004. Mr. McNeil is President of BDR NorthAmerica Inc. ("BDR") an energy consulting company based in Toronto. Ontario. Prior to his appointment at BDR in 2000, Mr. McNeil was Managing Director Investment Banking with Scotia Capital Inc. from 1996 to 1999. Previously, he was a Senior Vice-President and Director of ScotiaMcLeod Inc. from 1991 to 1995. Mr. McNeil has extensive expertise in the areas of asset management models, capitalization, mergers and acquisitions, business and enterprise valuations, capital markets and market ratings and has worked extensively throughout North America and Europe. Mr McNeil has been a member of the Electricity Task Force of The Toronto Board of Trade since 1996. Mr. McNeil specializes in the electric power sector and his major focus in recent years has been in the field of corporate and enterprise unbundling and reconstitution resulting from the restructuring of the electricity sector in North America. Mr. McNeil received a B.A. (Honours) from Queens University, a Bachelor of Laws from the University of Toronto and an M.B.A. from the University of British Columbia."

William Whitman: Mr. Whitman has been a manager of Atlantic Holdings since November 2004 and a director of the Company since December 2006. Mr. Whitman is currently the Senior Vice President of NW Financial Group, LLC ("NW"), an investment bank specializing in municipal finance. Mr. Whitman has over twenty years of experience in structuring and managing waste-to-energy projects. At NW, Mr. Whitman helps clients structure and finance projects, providing essential public services such as waste disposal and water treatment. From July 2003 to March 2004, Mr. Whitman was a contract employee of MSW Energy Holdings LLC ("MSW"), where he fulfilled the duties of Chief Financial Officer. MSW owns a 50% indirect membership interest in Ref-Fuel Holdings LLC, which is one of the largest owners and operators of waste-to-energy projects in the United States. Prior to joining MSW, Mr. Whitman played a leading role in the start-up and management of Covanta's (formerly Ogden Corporation) waste-to-energy business from 1987 to 2002. At Covanta, Mr. Whitman directed financial operations, resolved contract and client issues and generally helped to manage day-to-day operations. He was also involved in the structuring and financing of several of the waste-to-energy projects and led the restructuring of distressed projects. Mr. Whitman served as Chief Financial Officer of Ogden Energy Group from 1990 to 2001 and Senior Vice-President of Covanta from 2001 to 2002. During Mr. Whitman's service as a senior officer of Covanta, Covanta filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On March 10, 2004, Covanta and 79 of its affiliates, comprising Covanta's energy and water businesses, were acquired by Danielson Holding Corporation. With the closing of this transaction, Covanta and these affiliates emerged from bankruptcy protection. Mr. Whitman received a

Bachelor of Science degree in Environmental Engineering from Syracuse University and an M.B.A. from Carnegie Mellon University.

Barry Welch: Mr. Welch has been President and Chief Executive Officer of the Manager since October 1, 2004 and a manager of Atlantic Holdings since November 2004. Prior to joining the Manager, Mr. Welch was the Senior Vice President and head or co-head of the Bond & Corporate Finance Group of John Hancock from 2000 to 2004. Mr. Welch served on several committees at John Hancock, including its Pension Investment Advisory Committee and Investment Operating Committee. Mr. Welch was Chairman of John Hancock's Bond Investment Committee and reported monthly on investment portfolio, strategy and activity to the Committee of Finance of John Hancock's board of directors. Mr. Welch also led the development and approval of Hancock's involvement with Fund I and served as a member of Fund I's Investment Committee. Previously at John Hancock, Mr. Welch headed the Bond and Corporate Finance Group's Power and Energy investment team. From 1986 to 2004, he was involved indirectly or oversaw $25 billion of investments in over 1,000 utility, project finance and oil & gas transactions. Prior to joining John Hancock, Mr. Welch spent over three years as a developer of power projects at Thermo Electron Corporation's Energy Systems Division (later known as Thermo Ecotek). There he was involved in greenfield development of natural gas, wood and waste-to-energy projects, as well as asset management roles for operating plants. Mr. Welch received a Bachelors of Science in Mechanical and Aerospace Engineering from Princeton University and an M.B.A. from Boston College. Mr. Welch serves on the board of Directors of the Walker Home and School in Needham, Massachusetts.

Patrick Welch, CPA: Mr. Welch, who is not related to Barry Welch, has been the Chief Financial Officer and Corporate Secretary of the Manager since May 2006, and has an extensive background in the energy and independent power industries. Mr. Welch's most recent position was Vice President and Controller of DCP Midstream, LP ("DCP") and DCP Midstream Partners, LP ("DCPLP") headquartered in Denver, Colorado. DCP is a private midstream natural gas company owned by Spectra Energy and ConocoPhillips and DCPLP is a public master limited partnership sponsored by DCP. In these roles, Mr. Welch was responsible for all accounting, budgeting, SEC and financial reporting and compliance with Section 404 of the *Sarbanes-Oxley Act of 2002* for DEFS and DCPLP. Prior to that, Mr. Welch held various positions at Dynegy Inc. in Houston, Texas, including Vice President and Controller for Dynegy Generation, and Assistant Corporate Controller. Prior to Dynegy, Mr. Welch was a Senior Audit Manager in the Energy, Utilities and Mining Practice of PricewaterhouseCoopers LLP, predominantly in Houston, Texas, where he served several major energy clients. Mr. Welch received his bachelor's degree from the University of Central Oklahoma and is a Certified Public Accountant.

Remuneration of Board of Managers of Atlantic Holdings

Compensation for non-management managers of Atlantic Holdings (other than members of the board of managers who are also directors of the Company) is $20,000 per year. Each non-management member of the board of managers of Atlantic Holdings receives $1,500 per meeting for attending board or committee meetings in person and $500 for attending meetings by phone. Managers are also reimbursed for out-of-pocket expenses for attending board and committee meetings. Managers participate in the insurance and indemnification arrangements described below.

Management

Atlantic Holdings has no executive officers. Management and administrative services are provided to Atlantic Holdings by the Manager pursuant to the Management Agreement.

Insurance Coverage for Directors and Managers and Indemnification

The Company has obtained a policy of insurance for the directors of the Company and for the managers of Atlantic Holdings. Under the policy, each of the Company and Atlantic Holdings has reimbursement coverage to the extent that it has indemnified the directors or managers. The policy includes securities claims

coverage, insuring against any legal obligation to pay on account of any securities claims brought against the directors of the Company or the managers of Atlantic Holdings. The total limit of liability is shared among the directors of the Company and the managers of Atlantic Holdings so that the limit of liability will not be exclusive to any one of the respective directors or managers.

The by-laws of the Company and the Operating Agreement for Atlantic Holdings provide for the indemnification of their respective directors, managers and officers (if any) from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.

The Manager

The Manager is a Delaware limited liability company formed by ArcLight and the Existing Investors. The names, states of residence, positions with the Manager and principal occupations of the officers of the Manager, if different from position(s) held with the Manager, together with brief biographies of those who are not members of the board of managers of Atlantic Holdings, are set out below. Each of the officers listed in the table below are full-time employees of the Manager. In addition to the officers listed below, the Manager has contracted with ArcLight to obtain certain back-office and support services and for possible secondment of ArcLight employees from time to time as appropriate to assist the Manager in fulfilling its responsibilities under the Management Agreement.

Name and State of Residence	Position(s)	Principal Occupation, if different from position(s) held with the Manager
BARRY WELCH......................... Massachusetts, USA	President and Chief Executive Officer	—
PATRICK WELCH .... Massachusetts, USA	Chief Financial Officer and Corporate Secretary	—
STEVEN P. CHWIECKO............ Massachusetts, USA	Managing Director, Asset Management and Acquisitions	—

Additional Biography

Steven P. Chwiecko: Mr. Chwiecko has more than 20 years of energy industry experience in development, acquisitions, asset management, financial structuring, consulting and project restructuring. Immediately before joining the management team of the Manager he managed his own consulting practice and served as Chairman of the audit committee of National Energy & Gas Transmission's Board of Directors. Previously, as a Senior Vice President with El Paso Merchant Energy, he originated the Newark Bay acquisition and restructuring and co-originated the Eagle Point acquisition and restructuring. Prior to El Paso, while Senior Vice President and Chief Financial Officer at Adirondack Hydro Development Corporation, he represented the New York independent hydro industry in the master restructuring agreement with Niagara Mohawk Power Corp. This was a $5+ billion landmark restructuring in the late 1990s of substantially all of Niagara's obligations with plants owned by non-regulated independent power producers. Mr. Chwiecko has a Bachelor of Science degree in Geology from St. Lawrence University, a Masters of Business Administration from Rochester Institute of Technology and is a former Certified Public Accountant.

Management Agreement

The Manager has been engaged to provide or cause to be provided management and administrative services to Atlantic Holdings and its subsidiaries pursuant to the terms of the Management Agreement. These management and administrative services include: (i) representing Atlantic Holdings' interests in the Project Holding Entities and their subsidiaries and overseeing the operation of the Projects; (ii) assisting in the

development, implementation and monitoring of strategic plans; (iii) assisting in developing an annual budget and an annual distributable cash forecast; (iv) assisting with treasury, legal and compliance, financing and risk assessment activities; (v) reviewing the budgets and schedules for major maintenance proposed for the Projects; (vi) assisting in the preparation of financial reports in respect of the Projects and any future projects; (vii) assisting in the negotiation of material agreements; (viii) monitoring compliance with the annual budget, applicable laws and distributable cash forecast; (ix) assisting in and supervising the analysis of potential acquisitions, investments and dispositions; (x) carrying out or supervising the making of acquisitions, dispositions or investments; (xi) retaining accountants, lawyers, consultants, investment bankers and other such professional advisers; and (xii) assisting in the preparation, planning and coordination of meetings of the board of managers of Atlantic Holdings and holders of membership interests in Atlantic Holdings.

Under the Management Agreement, the Manager, if requested by the Company, has also agreed to provide certain administrative services to the Company including: (i) assisting the Company in complying with its continuous disclosure obligations under applicable securities legislation; (ii) providing or causing to be provided to holders of securities of the Company, all information to which they are entitled under the constating documents of the Company and the Indenture and applicable laws; (iii) monitoring compliance of the Company with applicable laws; (iv) advising on and negotiating any financings by the Company; (v) providing for the calculation and distribution of interest payments and distributions to holders of IPSs and the Separate Subordinated Notes; and (vi) assisting in the preparation, planning and coordination of meetings of the board of directors of the Company and holders of Common Shares of the Company.

Pursuant to the Management Agreement, a number of material actions may not be authorized by the Manager without first obtaining the approval of the managers of Atlantic Holdings or the board of directors of the Company, as applicable, including: (i) adopting, amending or materially deviating from annual business plans; (ii) taking any action by or on behalf of a Project Holding Entity, any subsidiary of a Project Holding Entity or any Project Operating Entity that may have a material impact on the annual distributable cash forecast; (iii) disposing of any material assets; and (iv) raising capital by way of an issuance of securities of Atlantic Holdings or the Company. Without the approval of a majority of the Atlantic Holdings managers who are independent of the Manager and its affiliates, the Manager, on behalf of Atlantic Holdings or the Company or a subsidiary or affiliate of Atlantic Holdings or the Company, may not (i) enter into any material transaction with the Manager or an affiliate of the Manager; or (ii) amend any existing material terms of the Management Agreement or fees payable thereunder.

In consideration for providing the management and administrative services under the Management Agreement, the Manager receives: (i) an annual management fee; (ii) payments representing cost reimbursement; and (iii) an incentive fee. The annual management fee is an amount equal to approximately $340,000, subject to adjustment for any future acquisitions or investments on the basis that the annual fee will increase by an amount agreed between the Manager and Atlantic Holdings, as approved by the managers of Atlantic Holdings who are independent of the Existing Investors and the Manager, taking into consideration the increased service levels required and the resource requirements imposed as a result of or created by such acquisition or investment. The annual fee is subject to adjustment for inflation and is payable monthly in advance on the first business day of each month. The Manager is entitled to be reimbursed for all out-of-pocket costs and expenses reasonably incurred by the Manager or its affiliates in carrying out the management and administrative services including reasonable allocations for charges incurred by the Manager for services provided by ArcLight pursuant to the agreement described below and for any other services provided by affiliates of the Manager (which charges are reimbursed on a cost recovery basis). The allocations for such charges are subject to the approval by the managers of Atlantic Holdings who are independent of the Existing Investors and the Manager, by way of either annual budget approval or specific authorization.

The incentive fee is designed to enhance the profitability and cash flow of Atlantic Holdings and thus, that of the Company. The Manager is entitled to an annual incentive fee equal to 25% of the product obtained by multiplying (i) the excess of the cash distributed per IPS (or, following the redemption, repurchase or maturity of all of the Subordinated Notes or separation of all of the IPSs, per Common Share) in any fiscal year over the Targeted Cash Distribution by (ii) the weighted average number of IPSs, Common Shares not

represented by IPSs and Existing Investor Interests outstanding for the relevant calendar year or part thereof, subject to customary anti-dilution provisions. The incentive fee will be adjusted in any given fiscal year to account for any period less than a full year during which the Manager provides services under the Management Agreement. The incentive fee will also be adjusted in various other circumstances, including certain events which affect the capital of the Company.

The Management Agreement has an initial 20-year term and will be automatically renewed for additional five-year terms unless, at least six months prior to the expiration of the then current term, a majority of the managers of Atlantic Holdings and the directors of the Company independent of the Existing Investors and the Manager determine that the Management Agreement will not be renewed and notify the Manager accordingly. Atlantic Holdings and the Company have the right to terminate the Management Agreement earlier in circumstances of: (i) bankruptcy, insolvency or receivership of the Manager; (ii) fraud, wilful default or gross negligence committed by the Manager; or (iii) default by the Manager in the performance of a material obligation under the Management Agreement, if (1) such default is not caused by an event of force majeure, and (2) such default is not cured within 60 days of written notice being given by Atlantic Holdings to the Manager of the default, or if such default is not reasonably capable of being cured within 60 days, the Manager has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days. The Manager has the right to terminate the Management Agreement earlier (i) in the event of (1) the bankruptcy, insolvency or receivership of Atlantic Holdings or the Company, or (2) a default by Atlantic Holdings or the Company in the performance of a material obligation under the Management Agreement (other than as a result of the occurrence of a force majeure event) which is not remedied within 60 days after notice thereof has been delivered, or if such default is not reasonably capable of being cured within 60 days, Atlantic Holdings or the Company has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days; or (ii) upon 90 days' prior written notice to Atlantic Holdings or the Company.

Atlantic Holdings or the Company may terminate the Management Agreement upon 90 days' prior written notice if: (i) while Atlantic Power Management Holdings, LLC ("APM") owns the Manager, ArcLight should cease to be the manager of the members of APM; or (ii) APM sells the Manager and ArcLight ceases to have a significant influence over the operation of the Manager, without, in either case, the prior written consent of the managers of Atlantic Holdings and the directors of the Company who are independent of the Existing Investors and the Manager, which consents shall not be unreasonably withheld.

No party shall sell or assign its rights or obligations under the Management Agreement to a third party without the prior written consent of the other parties, which consent may not be unreasonably withheld (unless the assignee is not a reputable and experienced manager), except (i) in the case of Atlantic Holdings or the Company, to a bona fide lender as security, including as security for any guarantee granted by Atlantic Holdings or the Company in respect of the obligations of its affiliates to any third party or parties providing bona fide financing to such affiliates; or (ii) in the case of the Manager, to a direct or indirect wholly-owned subsidiary of the Existing Investors or their affiliates.

The Manager may delegate certain aspects of its responsibilities under the Management Agreement, but no such delegation will relieve the Manager of its obligations thereunder. The Manager may, with the approval of the directors of the Company and the managers of Atlantic Holdings who are independent of the Existing Investors and the Manager, contract with affiliates to provide services to the Company and Atlantic Holdings not otherwise provided for in the Management Agreement, such as advisory and investment banking services.

The Manager and any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager shall be indemnified and saved harmless by Atlantic Holdings and the Company from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against the Manager and any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager, in any way arising from or related in any manner to the Management Agreement, unless such claims arise from the fraud, wilful default or gross negligence of the Manager or any person who is serving or shall

have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager. The Manager and its affiliates and associates may rely on information provided by Atlantic Holdings, the Company or any employee or agent thereof unless it has actual notice that such information is inaccurate.

The Manager and ArcLight have entered into an agreement (the "Management Support Agreement") which provides that certain ArcLight employees will be available to provide administrative and office support services to the Manager and that ArcLight employees may be seconded to the Manager from time to time as appropriate to enable the Manager to fulfill its responsibilities under the Management Agreement. Services and resources provided by ArcLight under the Management Support Agreement will be provided to the Manager on a cost recovery basis. The Management Support Agreement requires ArcLight and its affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for Fund I, Fund II or other investment funds managed by ArcLight or its affiliates or that do fit within such investment guidelines but which such investment funds determine not to pursue.

Conflicts of Interest

ArcLight and its affiliates and their employees or agents may be engaged or invest directly or indirectly in a variety of other companies or other entities involved in owning, managing or advising on or otherwise engaged in the business of the generation, production, transmission, distribution, purchase and sale of electricity, other forms of energy-related projects, infrastructure projects, utility projects or other businesses.

Affiliates of ArcLight currently act, and may hereafter act, as managers to investment funds whose investment criteria encompass investments in power generation facilities in Canada and the U.S. In particular, affiliates of ArcLight are the general partners of Fund I, Fund II, and Fund III which invest in power generation, transmission and distribution assets as well as power-related fuel, services and equipment businesses, primarily in the United States. Existing and future agreements governing investment funds managed by affiliates of ArcLight, including the agreements governing Fund I and Fund II, require, and are expected to require in the case of future agreements, that suitable investments for such investment funds identified by ArcLight first be offered to the investment funds. The Management Support Agreement requires that ArcLight and its affiliates give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for Fund I, Fund II or other investment funds managed by ArcLight or its affiliates or that do fit within such investment guidelines but which such investment funds determine not to pursue. None of ArcLight or its affiliates is prohibited by any agreement with Atlantic Holdings or the Company from competing with Atlantic Holdings or the Company, or from acquiring, investing in, or providing administrative or managerial services to, a competitor of Atlantic Holdings or the Company.

AUDIT COMMITTEE

The Company has established an audit committee comprised of four directors: Ken Hartwick (Chair), Irving Gerstein, William Whitman and John McNeil, each of whom is considered "independent" and "financially literate" within the meaning of Multilateral Instrument 52-110 – *Audit Committees*. The audit committee is responsible for the oversight and supervision of the accounting and financial reporting practices and procedures of the Company, the adequacy of internal accounting controls and procedures and the quality and integrity of financial statements of the Company. The independent auditors of the Company report directly to the audit committee. In addition, the audit committee is responsible for directing the auditors' examination of specific areas and for recommending to the Company's board of directors the selection of independent auditors of the Company. The charter of the audit committee is attached hereto as Appendix "A".

Relevant Education and Experience of Audit Committee Members

In addition to each member's general business experience, the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member is set forth in their respective biographies above under "Directors, Officers and Management".

External Auditor Service Fees

During the years ended December 31, 2006 and 2005, the Company retained its principal accountant, KPMG LLP, to provide services in the categories and for the approximate amounts that follow (Cdn$):

	2006	2005
Audit fees	**817,040**	**660,200**
• Atlantic Corporate	335,000	305,000
• Project Partnerships	482,040	355,200
Audit related fees	**589,500**	**243,652**
Tax fees	**252,820**	**171,700**
Other	-	-

The nature of each category of fees is described below.

Tax Fees

Tax fees were paid for tax compliance services and tax advice and planning, including preparation of U.S. federal and state and Canadian federal and provincial tax returns and supporting schedules, as well as information forms.

Pre-Approval Policies and Procedures

The Company's audit committee has adopted specific policies and procedures for the engagement of non-audit services. The policies and procedures for such engagement are set out in the audit committee's charter attached hereto as Appendix "A".

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors of the Company.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company and its subsidiaries and each Project Operating Entity may, from time to time, be subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. To the knowledge of the Company, none of the Company or its subsidiaries or any Project Operating Entity is involved in any legal proceeding which is expected to have a material effect on the Company and no legal proceedings of a material nature are pending or to the knowledge of the Company threatened against the Company or its subsidiaries or any Project Operating Entity.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, except as may be described elsewhere in this annual information form, no director, manager or executive officer of the Company or any of its subsidiaries, no executive officer of the Manager, no person or company that is the director or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the outstanding voting securities of the Company and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company since the closing of the IPO.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the IPSs and the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts, other than contracts entered into in the ordinary course of business, that were entered into within the financial year ended December 31, 2006, or prior to the year ended December 31, 2006 but which are still in effect, by the Company and/or Atlantic Holdings are as follows:

- the Acquisition Agreements;
- the Indenture;
- the Operating Agreement;
- the Management Agreement;
- the Amended Credit Facility;
- the Underwriting Agreement;
- the Debenture Indenture; and
- the Acquisition Credit Facility

See the "Glossary of Terms" for particulars of these contracts. These contracts can be found on SEDAR at www.sedar.com. Copies of these agreements may also be examined at the head and principal office of the Company during normal business hours.

INTERESTS OF EXPERTS

KPMG LLP, the auditor of the Company and PwC LLP, the historical auditor of Path 15 Holdco financial statements, has been named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – *Continuous Disclosure Obligations* by the Company during, or relating to, the Company's financial year ended December 31, 2006. KPMG and PwC are independent of the Company within the meaning of the Rules of Profesional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, is contained in the Company's information circular relating to the annual and special meeting of shareholders of the Company held on June 7, 2006. Additional financial information is provided in the Company's financial statements and management's discussion and analysis for the year ended December 31, 2006.

APPENDIX "A"

ATLANTIC POWER CORPORATION

AUDIT COMMITTEE

CHARTER

The Audit Committee (the "**Committee**") of Atlantic Power Corporation (the "**Company**") is established in order to assist the board of directors of the Company in their oversight activities. The purpose of the Committee is to assist the board in its oversight and supervision of:

- the integrity of the Company's accounting and financial reporting practices and procedures,
- the adequacy of the Company's internal accounting controls and procedures,
- the quality and integrity of the Company's consolidated financial statements, and
- the independence and performance of the Company's independent auditor.

Composition:

- The board of directors of the Company shall elect annually from among its members a committee to be known as the Audit Committee to be composed of a mimimum of three directors who are "unrelated" directors (within the meaning of the Toronto Stock Exchange corporate governance guidelines), who qualify as "independent directors" within the meaning of Multilateral Instrument 52-110 – Audit Committees (the "**Audit Committee Rule**") and each of whom is "financially literate" (or will become so within a reasonable period of time following his or her appointment) within the meaning of the Audit Committee Rule.

- A member of the Committee who sits on the board of directors/managers of an affiliated entity is exempt from the requirement that he or she be independent if that member, except for being a director/manager (or member of a board committee) of the Company and the affiliated entity, is otherwise independent of the Company and the affiliated entity, provided that the boards have determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.

- If a member of the Committee ceases to be independent for reasons outside that member's reasonable control, that member is exempt from the requirement to be independent for a period ending on the later of:

  (a)***the next annual meeting of the Company; and***

  (b)***the date that is six months from the occurrence of the event which caused the member to not be independent,***

  provided that the board of directors has determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.

- Where the death, disability or resignation of a member of the Committee has resulted in a vacancy on the Committee that the boards are required to fill, a member appointed to fill such

vacancy is exempt from the requirements to be independent and financially literate for a period ending on the later of:

(a)*the next annual meeting of the Company; and*

(b)*the date that is six months from the day the vacancy was created,*

provided that the board of directors has determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.

Reports:

The Committee shall report to the board of directors of the Company on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Company's consolidated financial statements, its compliance with legal or regulatory requirements, and the independence and performance of the Company's independent auditor.

Responsibilities:

Subject to the powers and duties of the board of directors of the Company, the board hereby delegates to the Committee the following powers and duties to be performed by the Committee on behalf of and for the board of directors of the Company:

Financial Statements and Other Financial Information

The Committee shall:

(i) *review the Company's consolidated annual audited financial statements and related documents prior to any public disclosure of such information;*

(ii) *review the Company's consolidated interim unaudited financial statements and related documents prior to any public disclosure of such information;*

(iii) *following a review with management and the independent auditor of such annual and interim consolidated financial statements and related documents, recommend to the board of directors of the Company the approval of such financial statements and related documents;*

(iv) *review with management and/or the independent auditor all critical policies and practices used as well as significant management estimates and judgements and any changes in accounting policies or financial reporting requirements that may affect the Company's consolidated financial statements;*

(v) *review with management and/or the independent auditor the treatment in the financial statements of any significant transactions and other potentially difficult matters;*

(vi) *conduct an annual and semi-annual review of the expenses of the Manager and the Company;*

(vii) *review a summary provided by the Company's legal counsel of the status of any material pending or threatened litigation, claims and assessments respecting the Company and its subsidiaries; and*

(viii) *review the other annual financial reporting documents as well as management's discussion and analysis and earnings press releases of the Company prior to any disclosure to the public.*

Financial Reporting Control Systems

The Committee shall:

(i) *require management to implement and maintain appropriate internal controls, and use reasonable efforts to satisfy itself as to the adequacy of the Company's policies for the management of risk and the preservation of assets and the fulfillment of legislative and regulatory requirements;*

(ii) *annually, in consultation with management, the independent auditor and, if applicable, the officer or employee responsible for the internal audit function, review, evaluate and assess the adequacy and integrity of the Company's consolidated financial reporting processes and internal controls, and discuss significant financial risk, exposures and the steps management has taken to monitor, control and report such exposures;*

(iii) *if applicable, meet separately with the officer or employee responsible for the internal audit function to discuss any matters that the Committee or independent auditor believe should be discussed in private;*

(iv) *submit to the board of directors of the Company and the boards of directors/managers of its subsidiaries any recommendations the Committee may have from time to time with respect to financial reporting, accounting procedures and policies and internal controls;*

(v) *review reports from senior officers of the Company and its subsidiaries outlining any significant changes in financial risks facing the Company;*

(vi) *review the management letter of the independent auditor and the responses to suggestions made;*

(vii) *review any new appointments to senior positions of the Company, its subsidiaries and Atlantic Power Management, LLC with financial reporting responsibilities (such review may be carried out by the Chairman of the Committee);*

(viii) *satisfy itself that adequate procedures are in place for the review of the Company's disclosure of the Company's financial information extracted or derived from the Company's consolidated financial statements (other than the financial statements, management's discussion and analysis and earnings press releases) and periodically assess the adequacy of those procedures;*

(ix) *establish procedures for:*

the receipt, retention and treatment of complaints received by the Company or its subsidiaries regarding accounting, internal accounting controls or auditing matters; and

the confidential, anonymous submission by employees of the Company or its subsidiaries of concerns regarding questionable accounting or auditing matters;

(x) *review and approve the Company's (and its respective subsidiaries') hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Company; and*

(xi) *obtain assurance from the independent auditor regarding the overall control environment and the adequacy of accounting system controls.*

(xii) *review employee expense reports of the officers of the Manager on a semi-annual basis (performed by Chairman)*

(xiii) *review a summary of bank account of the Company on a semi-annual basis (performed by Chairman)*

Independent Auditor

The Committee shall:

(i) *review the audit plan with the independent auditor;*

(ii) *discuss in private with the independent auditor matters affecting the conduct of its audit and other corporate matters;*

(iii) *review the performance and the remuneration of the Company's independent auditor;*

(iv) *recommend to the board of directors of the Company each year the retention or replacement of the independent auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company and the remuneration of the independent auditor;*

(v) *if there is a plan to change the independent auditor, review all issues related to the change and the steps planned for an orderly transition;*

(vi) *annually review and recommend for approval to the shareholders the terms of engagement and the remuneration of the independent auditor;*

(vii) *oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the independent auditor regarding financial reporting;*

(viii) *discuss with the Company's independent auditor the quality and not just the acceptability of the Company's accounting principles;*

(ix) *meet with the Company's independent auditor on a regular basis in the absence of management;*

(x) *relay its expectations to the Company's independent auditor from time to time including its expectation that (i) any disagreements of a material nature with management be brought to the attention of the Committee, (ii) the independent auditor is accountable to the Committee and the board, each as representatives of the shareholders and must report directly to the Committee, (iii) any irregularities in the financial information be reported to the Committee, (iv) the independent auditor explains the process undertaken by it in auditing or reviewing the Company's financial disclosure, (v) the independent auditor discloses to the Committee any significant changes to accounting policies or treatment of the Company, (vi) the independent auditor discloses to the Committee any reservations it may have about the financial statements or its access to materials and/or persons in reviewing or auditing such statements, and (vii) the independent auditor discloses any conflict of interest that may arise in its engagement;*

(xi) review at least annually the non-audit services provided by the Company's independent auditor for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditor; and

(xii) *pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its independent auditor or the independent auditor of its subsidiary entities,[1] provided that the Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.*

Structure:

- The Committee shall appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the "**Secretary**"). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chairman

- The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than once a year. Meetings will be at the call of the Chairman. Notwithstanding the foregoing, the independent auditor of the Company or any member of the Committee may call a meeting of the Committee on not less than 48 hours' notice.

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[1] The Committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiary entities to the Company's independent auditor during the fiscal year in which the services are provided; (b) the services were not recognized by the Company or the subsidiary entity of the Company at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee. The pre-approval requirement applies to audit and non-audit services at subsidiary entities which are operated or otherwise controlled by the Company.

- No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum provided that if the number of members of the Committee is an even number one half of the number of members plus one shall constitute a quorum.

- Any member of the Committee may be removed or replaced at any time by the board of directors of the Company and shall cease to be a member of the Committee as soon as such member ceases to be a director. Subject to the foregoing, each member of the Committee shall hold such office until the next annual meeting of shareholders after his or her election as a member of the Committee.

- The independent auditor of the Company shall be entitled to receive notice of every meeting of the Committee and, at the expense of the Company, to attend and be heard thereat.

- The time at which and the place where the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, or otherwise determined by resolution of the board of directors.

- The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the board of directors may from time to time determine.

Independent Advice:

In discharging its mandate the Committee shall have the authority to retain and receive advice from special legal, accounting or other advisors.

Annual Evaluation:

At least annually, the Committee shall, in a manner it determines to be appropriate:

- Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with its terms of reference.

- Review and assess the adequacy of its terms of reference and recommend to the board of directors of the Company any improvements to its terms of reference that the Committee determines to be appropriate.

Limitation:

Nothing in this charter is intended to or shall have the effect of limiting or impairing the independent decision making authority or responsibility of any board of directors/managers of a subsidiary of the Company mandated by applicable law.

Definitions:

"**financially literate**" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's consolidated financial statements.

"**independent director**" means a director who has no direct or indirect material relationship with the Company.[2]

"**material relationship**" means a relationship which could, in the view of the board of directors of the Company, be reasonably expected to interfere with the exercise of a member's independent judgement. Without limiting the generality of the foregoing, the following individuals are considered to have a material relationship with the Company:[3]

(a) an individual who is, or has been within the last three years, an employee or executive officer[3] of the Company;

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c) an individual who:

(i) is a partner[4] of a firm that is the Company's internal or external auditor,

(ii) is an employee of that firm, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of a firm that is the Company's internal or external auditor,

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company's current executive officers serves or served at that same time on the entity's compensation committee; and

---

2 For the purpose of the definitions of "independent director" and "material relationship" in this section, "Company" includes a subsidiary entity of the Company and a parent of the Company, as applicable.

3 An individual will not be considered to have a material relationship with the Company solely because he or she had a relationship identified in this definition if that relationship ended before March 30, 2004. An individual will not be considered to have a material relationship with the Company solely because the individual or his or her immediate family member has previously acted as an interim chief executive officer of the Company or acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Company on a part-time basis.

4 An "executive officer" includes any individual who performs a policy-making function in respect of the entity.

5 A partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation[5] from the Company during any 12 month period within the last three years.[6]

"**unrelated director**" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from holding securities.

---

[6] Direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the Company; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company if the compensation is not contingent in any way on continued service.

[7] An individual who: (a) has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (b) is an affiliated entity of the Company or any of its subsidiary entities, is considered to have a material relationship with the Company. The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by: (a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company if the compensation is not contingent in any way on continued service.

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

March 15, 2007

Atlantic Power Corporation Announces March 2007 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of March 2007. A distribution of $0.0884 per Income Participating Security ("IPS") will be payable on April 30, 2007 to holders of record at the close of business on March 30, 2007.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0884 reflects a cash dividend per common share of $0.0355 and an interest payment of $0.0529 for the month of March 2007.

Atlantic Power Corporation designates this dividend to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN, ATP.DB**

February 23, 2007

ATLANTIC POWER CORPORATION
FOURTH QUARTER & YEAR END 2006 RESULTS & CONFERENCE CALL

Atlantic Power Corporation ("Atlantic Power") will release its financial results for the three months and year ended December 31, 2006 on Wednesday, March 28, 2007. A telephone conference call hosted by Atlantic Power's management team will be held:

Thursday, March 29, 2007 at 10.00 am ET

The telephone numbers for the conference call are:

Local / International: (416) 849-2698
North American Toll Free: (866) 400-2270

The Conference Call will also be broadcast over Atlantic Power's website at www.atlanticpowercorporation.com. Please call or log in 10 minutes prior to the call.

Replay/Archive
The telephone numbers to listen to the conference call after it is completed (Instant Replay) are local (416) 915-1035 or toll free (866) 245-6755. Please enter the passcode 598993# when instructed. The Instant Replay will be available until midnight, April 6, 2007. The conference call will also be archived on Atlantic Power's web site.

About Atlantic Power
Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

February 15, 2007

Atlantic Power Corporation Announces February 2007 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of February 2007. A distribution of $0.0884 per Income Participating Security ("IPS") will be payable on March 30, 2007 to holders of record at the close of business on February 28, 2007.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0884 reflects a cash dividend per common share of $0.0355 and an interest payment of $0.0529 for the month of February 2007.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

February 7, 2007

Atlantic Power Announces Receipt of Regulatory Approval and Redemption of Sponsors' Interest in Atlantic Power Holdings

TORONTO, ONTARIO – Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power") announced today that it has completed the purchase of additional membership interests in Atlantic Power Holdings, LLC ("Holdings") and the redemption of all of the remaining membership interests in Holdings held by subsidiaries of ArcLight Energy Partners Funds I and II and another investor (collectively, the "Existing Investors"). Atlantic Power purchased the membership interests in Holdings with the net proceeds from the private placement completed in December 2006. Regulatory approval for the transaction was obtained on January 30, 2007.

Following completion of the transaction, the Existing Investors no longer hold any retained interest in Holdings and Holdings is a wholly-owned subsidiary of Atlantic Power. ArcLight Energy Partners Funds I and II continue to indirectly own 100% of Atlantic Power Management, LLC, which is the Manager for both Atlantic Power and Holdings under a long-term management agreement.

About Atlantic Power Corporation:

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

January 15, 2007

Atlantic Power Corporation Announces January 2007 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of January 2007. A distribution of $0.0884 per Income Participating Security ("IPS") will be payable on February 28, 2007 to holders of record at the close of business on January 31, 2007.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0884 reflects a cash dividend per common share of $0.0355 and an interest payment of $0.0529 for the month of January 2007.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

MATERIAL CHANGE REPORT

1. *Name and Address of Company*:

   Atlantic Power Corporation ("Atlantic")
   250 Yonge Street, Suite 2400
   Toronto, ON M5B 2M6

2. *Date of Material Change*:

   December 20, 2006

3. *Press Release*:

   Attached as Schedule "A" is the press release issued on December 20, 2006 at Boston, Massachusetts and disseminated in Canada through CCN Matthews.

4. *Summary of Material Change*:

   On December 20, 2006, Atlantic agreed to sell, on a private placement basis, a total of 8,600,000 Income Participating Securities ("IPSs") at a net price of $10 per IPS to three institutional investors, including the Caisse de depot et placement du Quebec ("Caisse"), as well as Cdn $3.0 million principal amount of 11% subordinated notes due 2016.

5. *Full Description of Material Change*:

   Please see Schedule "A" attached hereto.

   The sale of IPSs to the Caisse may be considered a "related party transaction" within the meaning of Ontario Securities Commission Rule 61-501 — *Insider Bids, Issuer Bids, Business Combination and Related Party Transactions* ("Rule 61-501") and under Policy Statement No. Q-27 ("Q-27") of the Québec Autorité des marchés financiers. Rule 61-501 and Q-27 provide that, unless exempted, an issuer proposing to undertake a related party transaction is required to obtain a formal valuation of the subject matter of the proposed transaction and seek approval of the transaction by a majority of the votes cast by the "minority" holders of the affected securities.

   Atlantic has relied on an exemption available pursuant to Rule 61-501 and Q-27 from the formal valuation and minority approval requirements for the sale of IPSs to the Caisse. Rule 61-501 and Q-27 provide that if, at the time the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeds 25% of the issuer's market capitalization, the formal valuation and minority approval requirements do not apply to such transaction. The sale of IPSs to the Caisse is exempt from the formal valuation and minority approval requirements of Rule 61-501 and Q-27 because, at the time the sale was agreed to, neither the fair market value of the IPSs to be sold to the Caisse nor the fair market value of the consideration paid by the Caisse exceeded 25% of Atlantic's market capitalization calculated in accordance with Rule 61-501 and Q-27.

6. *Reliance on subsection 7.1(2) or (3) of National Instrument 51-102*:

   Not Applicable.

7. *Omitted Information*:

   None.

8. *Executive Officer:*

   For further information, please contact:

   Barry Welch
   (Tel): (617) 977-2700

9. *Date of Report*

   January 2, 2007

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

December 20, 2006

Atlantic Power Announces Private Placement of 8,600,000 IPSs and Cdn $3.0 million Principal Amount of 11% Subordinated Notes due 2016

Proceeds to be Used to Purchase Sponsors' Interest in Atlantic Power Holdings

BOSTON, MASSACHUSETTS –

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power" or the "Company") announced today that it has agreed to sell, on a private placement basis, a total of 8,600,000 Income Participating Securities ("IPSs") at a net price of $10 per IPS to three institutional investors, including the Caisse de dépôt et placement du Québec ("Caisse"), as well as Cdn $3.0 million principal amount of 11% subordinated notes due 2016 (the "Private Placement"). The $10 price per IPS was established using a 20-day average of the Company's volume-weighted average trading price less a 3% discount, subject to a minimum price of $10 per IPS. It is anticipated that the transaction will close on or about December 21, 2006.

The net proceeds from the Private Placement will be used by Atlantic Power to purchase additional membership interests in Atlantic Power Holdings, LLC ("Holdings") which will in turn use the proceeds of that transaction to redeem all of the remaining membership interests in Holdings held by subsidiaries of ArcLight Energy Partners Funds I and II and another investor (the "Existing Investors"). The purchase and the redemption will occur when regulatory approval is obtained, which is expected in the first quarter of 2007. Until the purchase and redemption occur, the proceeds of the Private Placement will be placed in escrow and the Existing Investors will reimburse Atlantic Power for the difference between interest earned on those funds and distributions on the new IPSs. Following the purchase by Atlantic Power and the redemption of the Existing Investors, the Existing Investors will no longer hold any retained interest in Holdings and Holdings will become a wholly-owned subsidiary of Atlantic Power. The Private Placement will result in no dilution to public holders of IPSs and all expenses of the Private Placement will be borne by the Existing Investors. Should regulatory approval for the redemption not be obtained or could contain unacceptable conditions, Atlantic Power will be

required to repurchase the IPSs sold under the Private Placement using the funds held in escrow at the same price as the IPSs were initially sold under the Private Placement.

At the time of Atlantic Power's initial public offering ("IPO") in November, 2004, the Existing Investors were granted a liquidity right (the "Liquidity Right") allowing them to request that Holdings redeem all or a portion of their interest in Holdings, subject to holding a minimum 10% interest during the first two years after the IPO. Following delivery of a liquidity notice from the Existing Investors, Holdings is obligated to use its best efforts to fund the redemption through the sale of additional securities of Atlantic Power, which in turn is obligated to use its best efforts to raise funds through the issuance of IPSs or other securities. The Private Placement is being conducted pursuant to the Existing Investors' exercise of the Liquidity Right.

Following closing of the Private Placement and the redemption transaction, ArcLight Energy Partners Funds I and II will continue to indirectly own 100% of Atlantic Power Management, LLC, which is the Manager for both Atlantic Power and Holdings under a long-term management agreement.

"We anticipate continued cooperation from ArcLight as a result of its longstanding working relationship with Atlantic and because it has a financial incentive under the management agreement to facilitate continued Atlantic growth through acquisitions that lead to increased distributions for our shareholders" said Barry Welch, Atlantic Power's President and CEO.

Caisse will own approximately 19% of the outstanding IPSs of Atlantic Power on closing of the Private Placement, increased from approximately 14% previously; a new institutional investor and another existing institutional investor will each own approximately 7% of the outstanding IPSs after the closing of the Private Placement.

"We are very pleased to add a significant new institutional investor in the Company and to have increased ownership by both the Caisse and the other existing institutional investor. We believe these represent strong endorsements of our future prospects," Mr. Welch added.

The Company also announced today that Mr. William Whitman has been appointed to the board of the Company. Mr. Whitman is currently the Senior Vice President of NW Financial Group, LLC, an investment bank specializing in municipal finance, and has served on Holdings' Board of Managers since the time of Atlantic Power's IPO. "We are delighted that Mr. Whitman has accepted our invitation to join the Board of Directors", said Mr. Irving Gerstein, Chairman of the Company's Board.

When used in this news release, the words "will be", "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the Private Placement and the use of proceeds thereof (including the redemption of the ownership interests in Holdings held by the Existing Investors which is intended to occur in the first quarter of 2007). Such statements are subject to certain risks, uncertainties and assumptions which may cause the actual results, performance or achievements of Atlantic Power to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly,

readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this news release represent our expectations as of the date of this news release and, accordingly, are subject to change after such date. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Atlantic Power Corporation:

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

About Caisse de dépôt et placement du Québec

The Caisse de dépôt et placement du Québec is a financial institution that manages funds primarily for public and private pension and insurance plans. As at December 31, 2005, it held CA$122.2 billion of net assets. The Caisse invests in the main financial markets as well as in private equity and real estate. Its private equity team focuses mainly on companies that offer predictable current income for its infrastructures portfolio. The Caisse partners with dynamic companies in various sectors, offering them a wide range of financing products, with emphasis on equity investments and loans. As at December 31, 2005, the private equity portfolios held CA$10.9 billion of net assets. For more information: www.lacaisse.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

SCHEDULE "A"

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

December 20, 2006

Atlantic Power Announces Private Placement of 8,600,000 IPSs and Cdn $3.0 Million Principal Amount of 11% Subordinated Notes Due 2016

Proceeds to be Used to Purchase Sponsors' Interest in Atlantic Power Holdings

BOSTON, MASSACHUSETTS--(CCNMatthews - Dec. 20, 2006) -

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Atlantic Power Corporation (TSX:ATP.UN) ("Atlantic Power" or the "Company") announced today that it has agreed to sell, on a private placement basis, a total of 8,600,000 Income Participating Securities ("IPSs") at a net price of $10 per IPS to three institutional investors, including the Caisse de depot et placement du Quebec ("Caisse"), as well as Cdn $3.0 million principal amount of 11% subordinated notes due 2016 (the "Private Placement"). The $10 price per IPS was established using a 20-day average of the Company's volume-weighted average trading price less a 3% discount, subject to a minimum price of $10 per IPS. It is anticipated that the transaction will close on or about December 21, 2006.

The net proceeds from the Private Placement will be used by Atlantic Power to purchase additional membership interests in Atlantic Power Holdings, LLC ("Holdings") which will in turn use the proceeds of that transaction to redeem all of the remaining membership interests in Holdings held by subsidiaries of ArcLight Energy Partners Funds I and II and another investor (the "Existing Investors"). The purchase and the redemption will occur when regulatory approval is obtained, which is expected in the first quarter of 2007. Until the purchase and redemption occur, the proceeds of the Private Placement will be placed in escrow and the Existing Investors will reimburse Atlantic Power for the difference between interest earned on those funds and distributions on the new IPSs. Following the purchase by Atlantic Power and the redemption of the Existing Investors, the Existing Investors will no longer hold any retained interest in Holdings and Holdings will become a wholly-owned subsidiary of Atlantic Power. The Private Placement will result in no dilution to public holders of IPSs and all expenses of the Private

Placement will be borne by the Existing Investors. Should regulatory approval for the redemption not be obtained or could contain unacceptable conditions, Atlantic Power will be required to repurchase the IPSs sold under the Private Placement using the funds held in escrow at the same price as the IPSs were initially sold under the Private Placement.

At the time of Atlantic Power's initial public offering ("IPO") in November, 2004, the Existing Investors were granted a liquidity right (the "Liquidity Right") allowing them to request that Holdings redeem all or a portion of their interest in Holdings, subject to holding a minimum 10% interest during the first two years after the IPO. Following delivery of a liquidity notice from the Existing Investors, Holdings is obligated to use its best efforts to fund the redemption through the sale of additional securities of Atlantic Power, which in turn is obligated to use its best efforts to raise funds through the issuance of IPSs or other securities. The Private Placement is being conducted pursuant to the Existing Investors' exercise of the Liquidity Right.

Following closing of the Private Placement and the redemption transaction, ArcLight Energy Partners Funds I and II will continue to indirectly own 100% of Atlantic Power Management, LLC, which is the Manager for both Atlantic Power and Holdings under a long-term management agreement.

"We anticipate continued cooperation from ArcLight as a result of its longstanding working relationship with Atlantic and because it has a financial incentive under the management agreement to facilitate continued Atlantic growth through acquisitions that lead to increased distributions for our shareholders" said Barry Welch, Atlantic Power's President and CEO.

Caisse will own approximately 19% of the outstanding IPSs of Atlantic Power on closing of the Private Placement, increased from approximately 14% previously; a new institutional investor and another existing institutional investor will each own approximately 7% of the outstanding IPSs after the closing of the Private Placement.

"We are very pleased to add a significant new institutional investor in the Company and to have increased ownership by both the Caisse and the other existing institutional investor. We believe these represent strong endorsements of our future prospects," Mr. Welch added.

The Company also announced today that Mr. William Whitman has been appointed to the board of the Company. Mr. Whitman is currently the Senior Vice President of NW Financial Group, LLC, an investment bank specializing in municipal finance, and has served on Holdings' Board of Managers since the time of Atlantic Power's IPO. "We are delighted that Mr. Whitman has accepted our invitation to join the Board of Directors", said Mr. Irving Gerstein, Chairman of the Company's Board.

When used in this news release, the words "will be", "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the Private Placement and the use of proceeds thereof (including the redemption of the ownership interests in Holdings held by the Existing Investors which is intended to occur in the first quarter of 2007). Such statements are subject to certain risks, uncertainties and assumptions which may cause the actual results, performance or achievements of Atlantic Power to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such forward-looking

statements are based on a number of assumptions which may prove to be incorrect. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this news release represent our expectations as of the date of this news release and, accordingly, are subject to change after such date. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Atlantic Power Corporation:

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

About Caisse de depot et placement du Quebec

The Caisse de depot et placement du Quebec is a financial institution that manages funds primarily for public and private pension and insurance plans. As at December 31, 2005, it held CA$122.2 billion of net assets. The Caisse invests in the main financial markets as well as in private equity and real estate. Its private equity team focuses mainly on companies that offer predictable current income for its infrastructures portfolio. The Caisse partners with dynamic companies in various sectors, offering them a wide range of financing products, with emphasis on equity investments and loans. As at December 31, 2005, the private equity portfolios held CA$10.9 billion of net assets. For more information: www.lacaisse.com.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

December 15, 2006

Atlantic Power Corporation Announces December 2006 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of December 2006. A distribution of $0.0884 per Income Participating Security ("IPS") will be payable on January 31, 2007 to holders of record at the close of business on December 29, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0884 reflects a cash dividend per common share of $0.0355 and an interest payment of $0.0529 for the month of December 2006.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 977-2700
info@atlanticpowercorporation.com

AtlanticPower
Corporation

Form 51-102F4
Business Acquisition Report

ITEM 1 IDENTITY OF COMPANY

1.1 Name and Address of the Company

Atlantic Power Corporation ("Atlantic")
355 Burrard Street
Suite 1900
Vancouver, British Columbia
V6C 2G8

1.2 Executive Officer

The name of the executive officer of Atlantic Power Management LLC, the manager of Atlantic Power Corporation who is knowledgeable about the significant acquisition and this report is Barry E. Welch, President and Chief Executive Officer and his business telephone number is 617-531-6377.

ITEM 2 DETAILS OF ACQUISITION

2.1 Nature of Business Acquired

On September 15, 2006, Atlantic, through a subsidiary of Atlantic Holdings, LLC, completed the indirect acquisition of 100% of the equity interests in Trans-Elect NTD Holdings Path 15, LLC ("Path 15 Holdco"), which indirectly owns approximately 72% of the transmission system rights in the transmission line upgrade along the Path 15 transmission corridor located in central California (the "Project").

The Project is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor in California to help alleviate what had been a chronic transmission congestion point in the state's north-south capacity. The Project went into service in December 2004.

2.2 Date of Acquisition

September 15, 2006

2.3 Consideration

The purchase price for the indirect acquisition of Path 15 Holdco was approximately US$85.5 million in cash. In addition, non-recourse debt at Path 15 Holdco combined with

that of its wholly-owned subsidiary, Trans-Elect NTD Path 15, LLC, of approximately US$145 million remained in place following completion of the acquisition. The purchase price was partially financed through a term loan credit facility (the "Acquisition Credit Facility") in the amount of US$88 million, all of which was drawn on the closing of the Acquisition. On October 2, 2006, Atlantic filed a (final) short form prospectus (the "Prospectus") in all of the provinces and territories of Canada for an offering of approximately Cdn$90 million of income participating securities and Cdn$60 million aggregate principal amount of 6.25% convertible secured debentures due October 31, 2011 (the "Offering"). On October 11, 2006, Atlantic closed the Offering. Approximately Cdn$42 million of the net proceeds of the Offering were used to repay a portion of the amount outstanding under the Acquisition Credit Facility.

2.4 Effect on Financial Position

Not applicable.

2.5 Prior Valuations

Not applicable.

2.6 Parties to Transaction

The vendors to the indirect acquisition of Path 15 Holdco included, among others, Cardinal Power Funding, LLC, which is an affiliate of Atlantic's sponsor, ArcLight Capital Partners, LLC. At the time of the acquisition, certain investment funds managed by ArcLight Capital Partners, LLC together with another investor were the indirect owners of a 29.9% interest in Atlantic Power Holdings, LLC and therefore the acquisition involved an informed person of Atlantic under National Instrument 51-102 – *Continuous Disclosure Obligations*.

2.7 Date of Report

November 29, 2006

ITEM 3 FINANCIAL STATEMENTS

The following financial statements included in the Prospectus are incorporated by reference in this Business Acquisition Report:

(a) the audited consolidated financial statements of Path 15 Holdco as at December 31, 2005 and 2004 and for the years then ended;

(b) the unaudited consolidated financial statements of Path 15 Holdco as at June 30, 2006 and for the six months ended June 30, 2006 and 2005; and

(c) the unaudited *pro forma* consolidated balance sheet of Atlantic as at June 30, 2006 and the unaudited *pro forma* consolidated statement of income for the six months ended June 30, 2006 and for the year ended December 31, 2005.

PricewaterhouseCoopers LLP, the auditors of Path 15 Holdco, have not given their consent to include or incorporate by reference their audit report in this Business Acquisition Report.

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

November 15, 2006

Atlantic Power Corporation Announces November 2006 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of November 2006. A distribution of $0.0884 per Income Participating Security ("IPS") will be payable on December 29, 2006 to holders of record at the close of business on November 30, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0884 reflects a cash dividend per common share of $0.0355 and an interest payment of $0.0529 for the month of November 2006.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

Certification of Interim Filings

Form 52-109F2

I, Barry E. Welch, Chief Executive Officer of Atlantic Power Management, LLC, Manager of Atlantic Power Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation (the issuer) for the interim period ending September 30, 2006.;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure control and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 9, 2006

"Barry Welch"

Barry E. Welch
Chief Executive Officer
Atlantic Power Management, LLC
As Manager of
Atlantic Power Corporation

Certification of Interim Filings

Form 52-109F2

I, Patrick J. Welch, Chief Financial Officer of Atlantic Power Management, LLC, Manager of Atlantic Power Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure control and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 9, 2006

"Pat Welch"

Patrick J. Welch
Chief Financial Officer
Atlantic Power Management, LLC
As Manager of
Atlantic Power Corporation

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: ATLANTIC POWER CORPORATION

TSX SYMBOL: ATP.UN

November 9, 2006

Atlantic Power Corporation Announces Third Quarter 2006 Results

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN, ATP.DB) (the "Company") today announced its results for the three and nine months ended September 30, 2006. All amounts are in US dollars unless otherwise indicated.

Third Quarter 2006 Highlights:

- Accretive purchase of interest in Path 15 transmission line completed
- Annual cash distributions to shareholders increased Cdn.$0.03 per IPS
- Cdn.$90 million of IPSs and Cdn.$60 million of 6.25% convertible debentures issued in bought deal financing that closed on October 11
- Increased ownership in Atlantic Power Holdings from 70.1% to approximately 86%
- Cash Flows from Operating Activities in the third quarter increased by 49%
- Payout Ratio for the first nine months of 2006 at conservative 66%

"With the accretive acquisition of a substantial interest in the Path 15 transmission project, and the strong performance of our power generating assets, we were pleased to increase cash distributions during the third quarter, the second increase since our IPO in November 2004," commented Barry Welch, President and CEO.

For the three months ended September 30, 2006 Cash Flow Available for Distribution was $14.8 million (Cdn $0.37 per IPS) compared to $9.1 million (Cdn $0.30 per IPS) for the same period last year. Distributions declared in the quarter were $10.3 million (Cdn $0.26 per IPS), resulting in a payout ratio of 70%, versus 86% in last year's third quarter. The Company reported project income of $13.6 million in the third quarter of 2006. Net loss for the three months ended September 30, 2006 was $13.3 million or ($0.30) per IPS.

For the nine months ended September 30, 2006, Cash Flow Available for Distribution was $46.2 million (Cdn $1.19 per IPS) compared to $28.0 million (Cdn $0.90 per IPS) for the same period last year. Distributions declared in the first nine months of 2006 were $30.5 million (Cdn $0.78 per IPS), and the payout ratio improved to 66%, as compared to 81% last year. The Company generated project revenue of $178.7 million and project income of $42.6 million in the first nine months of 2006. Net loss for the nine months ended September 30, 2006 was $5.3 million or ($0.12) per IPS.

EBITDA at the Projects increased 3% in the third quarter of 2006 compared to the prior year period. The increases were driven by the large contribution in 2006 from the Chambers acquisition and a small initial contribution from the Path 15 acquisition which closed on September 15, 2006. These positive factors were partially offset by reduced EBITDA from Pasco due to maintenance costs incurred during a forced outage earlier in the year and from Rumford due to its transition to a market-based interim PPA. In addition, the Stockton project recorded a non-cash charge in the quarter related to future asset retirement obligations

For the nine months ended September 30, 2006, EBITDA at the Projects was up 11% compared to the same period in 2005. The first nine months of 2006 included the contribution from Chambers, improved margins at Lake and stronger EBITDA at Orlando, due to improved performance this year from the turbine upgrade completed in May 2005 compared to the prior year, which also included the upgrade outage. Partially offsetting these positive contributions was the absence of any contribution from Masspower, Rumford's reduced EBITDA due to its transition to a market-based interim PPA, and reduced margin at Selkirk due primarily to lower gas resale margins.

The calculation of Cash Flow Available for Distribution and a breakdown of unaudited EBITDA by individual project for the three and nine-month periods ended September 30, 2006 is attached to this news release.

On September 15, 2006, the Company announced that Atlantic Power Holdings, LLC ("Holdings") had indirectly acquired 100% of the equity interests in Trans-Elect NTD Holdings Path 15, LLC ("Path 15 Holdco"), the indirect owner of approximately 72% of the transmission system rights in the Path 15 transmission project (the "Project" or "Path 15") located in California. Path 15 is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor to help alleviate what had been a chronic transmission congestion point in the State's north-south capacity. The Project commenced commercial operations in December 2004. The Company paid $88 million in cash for the equity interests in Path 15 Holdco including transaction costs, and assumed approximately $145 million in non-recourse project-level debt.

"The Path 15 acquisition is accretive to cash flow, increases the diversity and duration of our project portfolio, and decreases overall risk", commented Mr. Welch.

Concurrent with the closing of this acquisition, the Company increased its cash distributions to shareholders by an annual rate of Cdn. $0.03 per IPS commencing with the September 2006 distribution. Since its initial public offering in November 2004 the Company has increased annualized cash distributions per IPS by approximately 6%.

On October 11, 2006 the Company completed a $150 million bought deal financing with the issuance of 8,531,000 income participating securities ("IPS") for gross proceeds of Cdn. $90 million and Cdn. $60 million of 6.25% convertible secured debentures. The net proceeds of the financing were used to partially repay an acquisition credit facility arranged in connection with the acquisition of Path 15 Holdco and to redeem a portion of the ownership interests in Holdings held by subsidiaries of ArcLight Energy Partners Funds I and II and another investor. With the closing of the bought-deal financing, the Company increased its ownership interest in Holdings to approximately 86% from 70.1%.

On October 31, 2006, the Government of Canada announced a comprehensive taxation plan to levy a "Distribution Tax" on distributions from publicly traded income trusts and limited partnerships. Under the tax proposal, certain distributions of flow through entities income would be subject to tax at corporate income tax rate. Based on management's initial analysis of the proposed tax, it appears that Atlantic Power, which is organized as a Canadian corporation, is not likely to be directly impacted by the proposed new law. However, the application of the proposed rules cannot be definitively concluded until the legislation implementing the proposed rules in finalized and enacted.

The Company's financial statements for the period and management's discussion and analysis for the nine months ended September 30, 2006 are available on the Company's web site at www.atlanticpowercorporation.com or on SEDAR www.sedar.com.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

Certain statements in this news release constitute forward-looking statements, which reflect the expectations of the manager of the Company regarding the Projects and the anticipated financial results and operations of the Projects and Path 15 Holdco. Words such as "will", "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under ''Risk Factors'' contained in the Company's annual information form dated March 30, 2006. Although the forward-looking statements contained in this news release are based upon what are believed to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Cash Flow Available for Distribution is not a measure recognized under Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of Cash Flows from Operating Activities to Cash Flow Available for Distributions is attached to this news release and is also included in the MD&A for the nine months ended September 30, 2006. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

EBITDA, earnings before interest, taxes, depreciation and amortization, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

For further information please contact:
Atlantic Power Corporation
Barry Welch, President and CEO
(617) 531-6379
info@atlanticpowercorporation.com

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

(Unaudited)

	Three months ended September, 30		Nine months ended September, 30	
	2006	2005	2006	2005
Cash flows from operating activities	9,322	6,242	33,326	18,897
Project level debt repayment	(4,505)	(3,885)	(15,743)	(10,627)
Interest IPS portion of subordinated notes	6,289	4,901	18,741	14,337
Income tax installments recoverable	4,461 (1)	2,180	12,858 (1)	6,914
Purchase of property, plant and equipment	(757)	(308)	(2,993)	(1,490)
Cash flow available for distribution, USD	14,810	9,130	46,189	28,031
Cash flow available for distribution, Cdn.	**16,543**	**10,902**	**52,674**	**33,144**
Interest on IPS subordinated notes	6,289	4,901	18,741	14,337
Dividends on IPS common shares	4,025	2,907	11,798	8,351
Total IPS distributions, USD	10,314	7,808	30,539	22,688
Total IPS distributions, Cdn.	**11,532**	**9,297**	**34,376**	**27,703**
Cash flow available for distribution per IPS, C ln.	**$0.37**	**$0.30**	**$1.19**	**$0.90**
Total distribution per IPS, Cdn.	**$0.26**	**$0.25**	**$0.78**	**$0.75**

(1) During the third quarter of 2006, the income tax returns for 2005 were finalized, resulting in a decrease of the 2005 income tax provision in the amount of $2,195. This amount is included in the table as an increase to income tax installments recoverable.

PROJECT EBITDA

(In thousands of U.S. dollars)	Three months ended September 30 2006	2005	Nine months ended September 30 2006	2005
	(Unaudited)		(Unaudited)	
EBITDA from consolidated and proportionately consolidated projects				
Badger	512	733	2,898	3,480
Chambers	7,372	1,906	20,300	1,906
Koma Kulshan	94	(19)	651	449
Lake	6,898	6,868	22,358	18,740
Mid-Georgia	2,374	2,102	3,773	3,482
Onondaga	1,268	1,456	4,329	4,366
Orlando	2,705	2,907	7,679	5,794
Pasco	1,982	3,644	6,535	9,946
Stockton	(389)	705	901	1,991
Topsham	415	415	1,711	890
Path 15	1,455	-	1,455	-
Other	190	887	482	425
Total EBITDA from consolidated and proportionately consolidated projects	24,876	21,604	73,072	51,469
Amortization	7,769	7,900	28,711	22,673
Interest expense, net	5,954	1,648	10,497	4,573
Other income	-	-	(2,499)	-
Earnings from consolidated and proportionately consolidated projects	11,153	12,056	36,363	24,223
	-	-	-	-
EBITDA from equity projects				
Delta Person	837	537	1,928	1,500
Gregory	2,107	1,665	3,890	3,972
Jamaica	818	1,199	2,691	3,295
Masspower	-	534	-	6,149
Rumford	203	1,765	1,242	5,377
Selkirk	3,608	4,066	11,395	13,479
Other	(33)	(30)	(93)	(226)
Total EBITDA from equity projects	7,540	9,736	21,053	33,546
Amortization	3,342	3,267	9,692	10,926
Interest expense, net	1,365	1,654	4,404	5,581
Other expense	242	-	242	-
Income tax	134	279	434	665
Equity earnings, net	2,457	4,536	6,281	16,374
	-	-	-	-
Project income				
Total EBITDA from all projects	32,416	31,340	94,125	85,014
Amortization	11,111	11,167	38,403	33,599
Interest expense, net	7,319	3,302	14,901	10,154
Other (income) expense	242	-	(2,257)	-
Income tax	134	279	434	665
Project income	13,610	16,592	42,644	40,596
Earnings from consolidated and proportionately consolidated projects	11,153	12,056	36,363	24,223
Equity earnings, net	2,457	4,536	6,281	16,374
Project income	13,610	16,592	42,644	40,597
	-	-	-	-

(1) EBITDA, earnings before interest, taxes, depreciation and amortization, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide comparative information about Project performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis ("MD&A") of financial condition and results of operations should be read in conjunction with the unaudited financial statements of Atlantic Power Corporation ("Atlantic Power" or the "Company") for the three and nine month periods ended September 30, 2006. All dollar amounts described in this MD&A are in thousands of U.S. dollars, unless otherwise stated. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Certain statements in this MD&A constitute forward-looking statements, which reflect the expectations of the manager of the Company regarding the Projects and the anticipated financial results and operations of the Projects and Path 15 Holdco. Words such as "will", "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under ''Risk Factors'' contained in the Company's annual information form dated March 30, 2006. Although the forward-looking statements contained in this news release are based upon what are believed to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

When used in this MD&A, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the Projects (as defined below). Such statements are subject to a variety of risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions and other factors that could cause actual results to differ materially from those contemplated by these statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". Information contained in this MD&A is based on information available to management as of November 9, 2006.

Copies of financial data and other publicly filed documents are available through the internet on SEDAR at www.sedar.com under Atlantic Power Corporation.

OVERVIEW

The Company currently has 52,870,500 income participating securities ("IPSs") and Cdn. $60,000,000 principal amount of 6.25% convertible subordinated debentures due October 31, 2011 (the "Debentures") outstanding and owns approximately 86% of the common membership interests and all of the outstanding Class A preferred membership interests in Atlantic Power Holdings, LLC ("Holdings"). Holdings was formed initially to acquire indirect interests in a diversified portfolio of power generating facilities located primarily in major markets in the United States from ArcLight Energy Partners Funds I and II (the "ArcLight Funds") and Caithness Energy (together, the "Existing Investors"). Each IPS represents one common share of the Company ("Common Shares") and Cdn. $5.767 aggregate principal amount of 11% subordinated notes of the Company ("Subordinated Notes"). The Debentures were issued on October 11, 2006 and bear interest at an annual rate of 6.25% payable semi-annually in arrears on April 30 and October 31 in each year (or the immediately following business day if any interest payment date would not otherwise be a business day) commencing on April 30, 2007.

As of September 30, 2006, Holdings owned interests in 15 power generating facilities in the United States and one in Jamaica (the "Projects"), as well as a transmission line in California. The Projects have a combined total power generating capacity of 2,156 megawatts ("MW"). Holdings' interest in the Projects represented approximately 860 MW of power generating capacity as of September 30, 2006. Most of the Projects sell their power under long term power purchase agreements ("PPAs") to investment grade utilities. These agreements are typically structured to stabilize cash flows by: 1) providing significant steady capacity payments generally designed to provide a return of and on capital and fixed costs regardless of how much electricity it is called upon to produce, provided that the plant meets an availability requirement, and 2) passing through most of the Projects' fuel costs to the utilities. As a result, effects on the portfolio's cash flow based on changes in the amount of power generated, spot market electricity prices and fuel price changes are significantly mitigated.

The Company's objectives are to maintain the stability and sustainability of cash distributions to holders of IPSs in the form of interest payments on Subordinated Notes and dividends on Common Shares, and to increase, when prudent, dividends on the Common Shares. To achieve these objectives, Company management, working directly with project managers, focuses on enhancing the operation of the existing Projects by improving facility performance, increasing output, optimizing contracts and hedging cash flows when practicable. In addition, the Company has a focused growth strategy that includes the consolidation of interests in Projects that it currently owns and making accretive acquisitions with a primary focus on the electric power industry in the United States.

NON-GAAP FINANCIAL MEASURES

Cash Flow Available for Distribution is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distribution is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities from the Company's financial statements to Cash Flow Available for Distribution is set out under "Calculation of Cash Flow Available for Distribution" in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate unaudited EBITDA at the Projects as a supplementary cash flow measure to provide aggregate annual comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

RECENT SIGNIFICANT TRANSACTIONS

On September 15, 2006, the Company announced that Holdings had indirectly acquired 100% of the equity interests in Trans-Elect NTD Holdings Path 15, LLC ("Path 15 Holdco"), which indirectly owns approximately 72% of the transmission system rights in the transmission line upgrade along the Path 15 transmission corridor located in central California. (the "Path 15 Project") The Company paid $85.5 million in cash for the equity interests in Path 15, which has approximately $145 million in non-recourse project-level debt.

The Path 15 Project is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor in California to help alleviate what had been a chronic transmission congestion point in the state's north-south capacity. The Path 15 Project commenced commercial operations in December 2004.

The revenue stream associated with the Path 15 Project is regulated by the Federal Energy Regulatory Commission (the "FERC") on a cost-of-service rate base methodology, which insulates cash flows from any impacts of power prices or actual line usage. The approved rate base includes all costs of Trans-Elect NTD Path 15, LLC ("Path 15 Opco"), a wholly-owned subsidiary of Path 15 Holdco, and Path 15 Opco earns an allowed rate of return that is reviewed by the FERC every three years, and the rate base is depreciated over 30 years. All prudently incurred operating and maintenance costs and capital expenditures may be collected in rates charged. The California Independent System Operator collects Transmission Access Charges being paid predominantly by the state's investor-owned utilities and passes them to transmission owners, such as Path 15 Opco.

Subsequent to Holdings' acquisition of equity interests in Path 15 Holdco, Trans-Elect NTD Holdings Path 15, LLC was renamed Atlantic Path 15 Holdings, LLC and Trans-Elect NTD Path 15, LLC was renamed Atlantic Path 15, LLC.

The Company also announced on September 15, 2006 that it increased its cash distribution to shareholders by an annual rate of Cdn$ 0.03 per IPS commencing with the September distribution. Since its Initial Public Offering ("IPO") in November 2004, the Company has increased annualized cash distributions per IPS by 6%.

On October 11, 2006, the Company completed a sale of 8,531,000 IPSs and the Debentures for gross proceeds of Cdn$150 million. The IPSs were sold at a price of Cdn$10.55 per IPS for gross proceeds of Cdn$90 million and Cdn$60 million aggregate principal amount of the Debentures were issued. The IPSs and Debentures were sold on a bought deal basis to a syndicate of underwriters led by BMO Capital Markets that included National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc. and Dundee Securities Corporation.

The Debentures pay interest semi-annually on April 30 and October 31 each year, commencing on April 30, 2007. The Debentures mature on October 31, 2011 and are convertible into approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, at any time, at the option of the holder, representing a conversion price of Cdn$12.40 per IPS. The Debentures are listed on the Toronto Stock Exchange under the symbol ATP.DB.

The net proceeds of the offering were used by Atlantic Power to: (i) partially repay US$37 million of the credit facility arranged in connection with an acquisition of an interest in the Path 15 Project, and (ii) provide proceeds to Holdings that were used to redeem a portion of the ownership interests in Holdings held by the Existing Investors. In connection with the closing of the offering, Atlantic Power increased its ownership in Holdings from 70.1% to approximately 86%.

RESULTS OF OPERATIONS FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006

The financial results for the three and nine month periods ended September 30, 2006 include contributions from Holdings' 40% indirect interest in the Chambers project, acquired on September 8, 2005, while the comparative financial results for the same periods in 2005 included contributions from the Masspower project, which was sold in the fourth quarter of 2005. The results of Path 15 are included from the date of acquisition. As of September 30, 2006, the Projects had PPAs with 17 customers. Details on several aspects of the PPAs for each Project are presented in the "Project Portfolio" section in this MD&A.

Project Income is the primary determinant of the Company's operating results and is discussed in the "Project Performance: Three and Nine-Month Periods Ended September 30, 2006" section below. Within Administrative and Other Expenses, cash outflows, including management fees and administration, net interest (principally interest on Subordinated Notes and revolving credit facility) and distributions to the non-controlling interest (29.9% of Holdings owned by Existing Investors at September 30, 2006, 41.9% at September 30, 2005) are expected to be consistent with the growth of the Company.

Significant non-cash items, which are subject to potentially significant fluctuations, include: 1) the change in fair value of the non-controlling interest held in Holdings by the Existing Investors, which is based on the change in the price of IPSs from period to period, 2) the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange fluctuations from period to period on the U.S equivalent of the Company's Canadian dollar denominated debt and the mark-to-market value of currency forward contracts, and 3) the non-cash portion of interest rate swaps that have been executed to fix the interest rate paid on project-level debt.

Cash flow available for distribution was $14,310 for the three months ended September 30, 2006 compared to $9,130 for the same period in 2005. For the nine months ended September 30, 2006, cash flow available for distribution as $46,189, an increase of $18,158 over the nine months ended September 30, 2005. See "Cash Flow Available for Distribution" beginning on page 7 for additional information.

Net loss for the three months ended September 30, 2006 was $13,321 compared to a net loss of $7,863 in the third quarter of 2005. The loss in the current year third quarter was primarily attributable to the non cash change in fair value of non-controlling interest in the amount of $15.3 million. This amount is computed by multiplying the market price of the Company's IPS at the end of the quarter by the number of units that are required to redeem the remaining interests of the Existing Investors. The large increase in the fair value of this liability during the quarter is attributable to an increase in the market value of the Company's IPS from Cdn. $9.60 at June 30, 2006 to Cdn. $10.50 at September 30, 2006. The loss in the third quarter of 2005 was primarily attributable to a $10.8 million foreign exchange loss. In addition, Project Income was lower in the current year quarter primarily due to higher project level interest expense. For the nine months ended September 30, 2006 net loss increased to $5,343 from $3,247 in the comparable prior year period as a result of the change in fair value of non-controlling interest, partially offset by a positive adjustment to income taxes in the nine months ended September 30, 2006.

SUPPLEMENTARY FINANCIAL INFORMATION

Appended to this MD&A are tables containing the following unaudited non-GAAP supplementary information:

- summary of EBITDA summary by Project;
- reconciliation of Project distributions to EBITDA by Project; and
- consolidated balance sheet and income statement data.

PROJECT PERFORMANCE: THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006

Aggregate EBITDA at the Projects, including earnings from equity investments, increased 3% during the third quarter 2006 compared to the prior year period. The third quarter 2006 results included a full quarter of contribution from the Chambers project, which was acquired in September 2005, and fifteen days of contribution from the Path 15 project, which was acquired on September 15, 2006.

Partially offsetting these positive contributions was reduced EBITDA at Rumford, primarily due to its transition to a market-based interim PPA and at Pasco due to maintenance costs incurred during the forced outage earlier in the year. In addition, the Stockton project recorded a non-cash charge in the quarter related to future asset retirement obligations.

Aggregate power generation increased 14% while plant availability did not significantly change at the Projects during the third quarter of 2006 compared to the same period in 2005. The comparative increase in generation in the third quarter of 2006 was driven by a full quarter of production at Chambers, partially offset by the reduction in generation resulting from the sale of Masspower and reduced dispatch at Selkirk and Onondaga. Facilities in the Project portfolio achieved a 98.1% availability level for the third of quarter 2006 representing an increase from 97.5% for the same period in 2005.

EBITDA at the projects for the nine-month period ended September 30, 2006 increased 11% over the level achieved for the same period in 2005. The first nine months of 2006 included the contribution from Chambers, improved margins at Lake and stronger EBITDA at Orlando, which benefited from improved performance this year from the turbine upgrade completed in May 2005 compared to the prior year, which also included the upgrade outage. Partially offsetting these positive contributions was the absence of any contribution from Masspower, Rumford's reduced EBITDA due to both its transition to a market-based interim PPA and a third quarter forced outage, a first quarter unplanned turbine outage at Pasco, which included voluntarily accelerated major maintenance and an upgrade of the turbine's output and efficiency, and reduced margin at Selkirk due primarily to lower gas resale margins.

Aggregate generation for the nine-month period increased 20% compared to the year earlier period. The main drivers were increases from 1) the addition of Chambers generation from the time of its acquisition in September 2005, 2) Orlando based on incremental output from its turbine upgrade completed in May 2005 and the associated major planned outage; partially offset by decreases from 1) absence of Masspower generation since its sale in December 2005, 2) decreased dispatch at Onondaga, and 3) a forced outage at Pasco, including extended downtime to perform an upgrade on that gas turbine and 4) an extended maintenance outage at Gregory.

Aggregate plant availability did not significantly change for the first nine months of 2006 versus the year earlier period.

SUMMARY OF FINANCIAL INFORMATION

(In thousands on U.S. dollars)
(Unaudited)

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Project income				
Project revenue (1)	65,521	50,848	178,658	126,677
Project expenses (1)	48,413	37,144	134,297	97,881
Project other income (expense) (2)	(3,498)	2,888	(1,717)	11,801
Total project income	13,610	16,592	42,644	40,597
Administrative and other expenses				
Management fees, administration and other	1,594	1,093	4,473	3,402
Amortization of deferred financing costs	248	248	743	743
Interest, net	7,522	5,626	21,731	16,520
Distribution, non-controlling interest (3)	4,384	5,634	13,078	16,238
Change in fair value of non-controlling interest (4	15,270	(1,035)	2,045	-
Gain on settlement of non-controlling interest	-	-	-	-
Foreign exchange loss (gain) (5)	(958)	10,869	6,593	4,581
Total administrative and other expenses	28,060	22,435	48,663	41,484
Income (loss) before income taxes	(14,450)	(5,843)	(6,019)	(887)
Income taxes expense (recovery)	(1,129)	2,020	(676)	2,360
Net income	(13,321)	(7,863)	(5,343)	(3,247)
Per share, USD	*($0.30)*	*($0.21)*	*($0.12)*	*($0.09)*
Per share, Cdn.	*($0.34)*	*($0.26)*	*($0.14)*	*($0.10)*
Total assets	1,151,505	977,894	1,151,505	977,894
Total long-term liabilities	1,054,464	772,304	1,054,464	772,304
Cash flows from operating activities	9,322	6,242	33,326	18,897
Distributions (6)				
Per IPS, USD	*0.23*	*0.21*	*0.69*	*0.62*
Per IPS, Cdn.	*0.26*	*0.25*	*0.78*	*0.75*

(1) Project revenue and project expenses of Holdings' intere sts in 11 projects, including three wholly-owned projects which are consolidated, and eight proportionately consolidated projects with interests ranging fr om 40% to 50% (see "Accounting Treatment" column in the "Project Portfolio" section in this MD&A.).
(2) Includes equity in earnings from partnerships of $2,457 and $6,281 for the three and nine months ended September 30, 2006 from five projects in which Holdings owns interests of between 17.1% and 40%, accounted for on an equity basis.
(3) Distributions declared to Existing Investors.
(4) As of December 31, 2004, Existing Investors owned a 41.9% non-controlling interest in Holdings with certain Liquidity Rights to request that the Company use best efforts to issue equity securities (including IPSs) to raise proceeds that would indirectly be used to redeem portions of the Existing Investors' interest. On October 3, 2005, the Existing Investors reduced their common membership interests in Holdings to 29.9%. Until November 18, 2006, the Existing Investors must maintain a minimum 10% aggregate ownership interest in Holdings. This amount represents the mark-to-market change during the reporting period in the potential obligation of the Company to issue securities to redeem the *entire* Existing Investors' interests in Holdings based on the change in market price per IPS for the period using prices of Cdn. $10.75 and $10.40 at December 31, 2004 and 2005 respectively, Cdn. $10.80 and $9.60 at June 30, 2005 and 2006, respectively and Cdn. $10.75 and $10.50 at September 30, 2005 and 2006, respectively.
(5) Net impact of foreign exchange on the US dollar equivalent of Canadian dollar denominated debt, the mark-to-market value of currency forward contracts and realized foreign exchange gains and losses for the period.
(6) Distributions declared during the reporting period.

CASH FLOW FROM OPERATIONS AND RESERVE FUND

The Company's cash flow from the Projects will vary from year-to-year based on, among other things, changes in rates under the PPAs, fuel supply and transportation agreements, steam sales agreements and other project contracts, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market pricing following the expiry of PPAs, fuel supply and transportation contracts, working capital requirements and the operating performance of the Projects. Project cash flows themselves may have some seasonality and the pattern and frequency of distributions from the Projects to Holdings during the year can also vary.

The Company's cash flow from operations ("CFFO") was $9,322 for the three-month period ended September 30, 2006 compared to $6,242 for the prior year period. For the nine-month period ended September 30, 2006, CFFO was $33,326, up from $18,897 in the first nine months of 2005. The increase in both periods is primarily attributable to the increase in EBITDA generated by the Projects as described above.

In order to provide holders of IPSs with stable and sustainable cash distributions, the Company established a Reserve Fund at the closing of its IPO and deposited funds into the Reserve Account from time to time to stabilize future cash distributions and fund acquisitions and other growth opportunities. The Reserve Fund held $10,894 as of September 30, 2006 and $10,508 and December 31, 2005.

CASH FLOW AVAILABLE FOR DISTRIBUTION

Holders of IPSs receive cash distributions in the form of interest payments on Subordinated Notes and dividends on Common Shares. The Company increased the distribution to a rate of Cdn. $1.06 per IPS annually effective with the September 2006 distribution, which was payable to holders of record as of September 29, 2006. For the three month period ended September 30, 2006, aggregate distributions of $10,314 were declared (Cdn. $0.26 per IPS comprised of interest payments of Cdn. $0.16 on the Subordinated Note portion of the IPS, plus Cdn. $0.10 Common Share dividend per IPS).

The Company evaluates its level of distributions with its Board of Directors by analyzing payout ratios and long-term cash flow projections, as well as the accretion to cash flow provided by acquisitions.

The table on the following page presents the calculation of Cash Available for Distribution for the three and nine month periods ended September 30, 2006 and 2005.

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

(Unaudited)

	Three months ended September, 30		Nine months ended September, 30	
	2006	2005	2006	2005
Cash flows from operating activities	9,322	6,242	33,326	18,897
Project level debt repayment	(4,505)	(3,885)	(15,743)	(10,627)
Interest IPS portion of subordinated notes	6,289	4,901	18,741	14,337
Income tax installments recoverable	4,461 (1)	2,180	12,858 (1)	6,914
Purchase of property, plant and equipment	(757)	(308)	(2,993)	(1,490)
Cash flow available for distribution, USD	14,810	9,130	46,189	28,031
Cash flow available for distribution, Cdn.	**16,543**	**10,902**	**52,674**	**33,144**
Interest on IPS subordinated notes	6,289	4,901	18,741	14,337
Dividends on IPS common shares	4,025	2,907	11,798	8,351
Total IPS distributions, USD	10,314	7,808	30,539	22,688
Total IPS distributions, Cdn.	**11,532**	**9,297**	**34,376**	**27,703**
Cash flow available for distribution per IPS, Cdn.	**$0.37**	**$0.30**	**$1.19**	**$0.90**
Total distribution per IPS, Cdn.	**$0.26**	**$0.25**	**$0.78**	**$0.75**

(1) During the third quarter of 2006, the income tax returns for 2005 were finalized, resulting in a decrease of the 2005 income tax provision in the amount of $2,195. This amount is included in the table as an increase to income tax installments recoverable.

SUMMARY OF QUARTERLY RESULTS

Variations in quarterly results are driven by the following factors:

- There is some seasonality of Project Revenues created by seasonal variances in demand for electric power, in some cases varied seasonal pricing for portions of the PPA payments and relatively small amounts of uncontracted output, and the typical scheduling of major facility maintenance in the spring and fall.
- Variations in cash flow are also driven by the timing of project debt payments (i.e., most are quarterly and some semi-annual), as distributions from the Projects to the Company must occur in conjunction with passing certain tests at those payment dates.
- Non-cash charges, principally: 1) the change in fair value of the non-controlling investors, which is based on the change in the price of IPSs from period to period, 2) the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange fluctuations from period to period on the U.S equivalent of the Company's Canadian dollar denominated debt and the mark-to-market value of currency forward contracts, and 3) the non-cash portion of interest rate swaps that have been executed to fix the interest rate paid on project-level debt.
- Net loss for the three-month and nine-month periods ended September 30, 2006 increased 69% and 65%, respectively, compared with the same periods in 2005 due to increases to net interest, foreign exchange loss and the market value of the liability that reflects the non-controlling interest.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

(In thousands of U.S. dollars)
(Unaudited)

	2004	2005				2006		
	Nov 18-Dec 31	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Project Revenues	$18,490	$37,863	$37,966	$50,848	$58,023	$55,107	$58,030	$65,521
Net income (loss)	(19,894)	9,942	(5,326)	(7,863)	2,738	3,321	4,656	(13,321)
Cash flow from operating activities	12,897	4,557	8,098	6,242	19,473	8,027	15,978	9,322
Cash distributions	3,658	7,495	7,385	7,808	9,760	9,952	10,273	10,314
Cash available for distribution	5,119	7,350	11,551	9,130	20,649	10,243	21,309	14,810
Payout ratio	71%	102%	64%	86%	47%	97%	49%	70%
Per IPS Statistics								
Net income (loss)	$ (0.57)	$ 0.27	$ (0.14)	$ (0.21)	$ 0.06	$ 0.08	$ 0.11	$ (0.30)
Cash flow from operating activities	0.37	0.12	0.22	0.17	0.44	0.18	0.36	0.21
Cash available for distribution, USD	0.14	0.20	0.31	0.25	0.47	0.23	0.48	0.33
Cash available for distribution, Cdn.	**0.17**	**0.24**	**0.38**	**0.30**	**0.54**	**0.27**	**0.54**	**0.37**
Distributions, USD	0.10	0.20	0.20	0.21	0.22	0.23	0.23	0.23
Distributions, Cdn.	**0.12**	**0.25**	**0.25**	**0.25**	**0.26**	**0.26**	**0.26**	**0.26**

LIQUIDITY AND CAPITAL RESOURCES

The Company has liquidity from several sources in addition to cash flow from operations. The Reserve Fund held $10,894 and $10,508 as of September 30, 2006 and December 31, 2005, respectively. In the future, as the Reserve Fund increases, a portion of it will be available to fund acquisitions and other growth opportunities, enhancing the long-term stability of distributions. The Reserve Fund was not utilized to fund the acquisition of the Path 15 project in September 2006.

Holdings has a revolving credit facility of $75,000, $13,465 of which was allocated, but not drawn, as of September 30, 2006 to support letters of credit for contingent liabilities at several of the Projects. In the second quarter 2006, $10,000 previously drawn on the facility was repaid, leaving $61,535 available to the Company under the facility as of September 30, 2006. In addition, the Projects generally have their own reserve accounts to support payments for major maintenance costs and project-level debt service. For Projects that are consolidated or proportionately consolidated with Atlantic Power, these amounts, or Atlantic Power's portion of these amounts, are reflected as Restricted Cash on Atlantic Power's balance sheet, and, as at September 30, 2006, totaled $47,727.

The acquisition of the Path 15 project on September 15, 2006 was initially financed with an acquisition credit facility in the amount of $88,000 (the "Acquisition Credit Facility") at Atlantic Holdings. Loans under the Acquisition Credit Facility bear interest at a rate equal to a Eurodollar Rate or a U.S. Base Rate, plus and applicable margin to those rates. As of September 30, 2006, the applicable rate, including margin, was 6.83% on the Eurodollar loan outstanding on the Acquisition Credit Facility. The Acquisition Credit Facility matures on September 14, 2007. On October 13, 2006, a portion of the proceeds of a public offering of IPS and Convertible Subordinated Debentures was used to make a $37 million principal payment on the Acquisition Credit Facility, leaving an outstanding balance of $51 million as of that date.

All project-level debt is non-recourse to the Company or Holdings and is fully amortized over the life of the projects' PPAs.

CAPITAL EXPENDITURES

Capital expenditures for the Projects are made at the project level using project cash flows and project reserves. Therefore, the distributions that Holdings receives from the Projects are made net of capital expenditures needed at the projects. Generally, capital expenditures are not significant because most major expenditures are for repairs and maintenance and therefore are expensed.

PROJECT PORTFOLIO

The following table outlines the Company's portfolio of power generating assets as of September 30, 2006, including its interest in each facility. Management believes the portfolio is well diversified based on electricity and steam buyers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any one region.

Project Name	Location (State)	Fuel Type	Total MW	Ownership Interest[1]	Accounting Treatment[2]	Net MW[3]	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.00%	P	23	Pacific Gas & Electric	2011	BBB
Chambers (Carney's Point)	New Jersey	Coal	262	40.00%	P	74	Atlantic City Electric	2024	BBB+
						16	DuPont	2024	A
						15	Merchant[7]	N/A	N/A
Delta-Person	New Mexico	Natural Gas	132	40.00%[4]	E	53	Public Service of New Mexico	2020	BBB
Gregory	Texas	Natural Gas	400	17.10%	E	59	Constellation Energy	2008	BBB+
						9	Reynolds Metals	2020	NR
JPPC	Jamaica	Fuel Oil	60	24.10%	E	14	Jamaica Public Service	2018	NR
Koma Kulshan	Washington	Hydro	13	49.80%	P	6	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.00%	C	110	Progress Energy Florida	2013	BBB
Mid-Georgia	Georgia	Natural Gas	308	50.00%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.00%	C	91	Niagara Mohawk	2008[5]	A
Orlando	Florida	Natural Gas	126	50.00%	P	44	Progress Energy Florida	2023	BBB
						19	Reedy Creek Improvement District	2013	AAA
Pasco	Florida	Natural Gas	109	49.90%	P	54	Progress Energy Florida	2008	BBB
Rumford	Maine	Coal/ Biomass	85	23.50%[4]	E	20	NewPage	2006	B
Selkirk	New York	Natural Gas	345	18.50%[4]	E	15	Niagara Mohawk	2008	A
						49	Consolidated Edison	2014	A
Stockton	California	Coal	55	50.00%	P	24	Pacific Gas & Electric	2008	BBB
						3	Corn Products Int'l	2008	BBB-
Topsham[6]	Maine	Hydro	14	50.00%	P	7	Central Maine Power	2011	BBB+

(1) Represents the percentage ownership interest in the project held indirectly by Atlantic Holdings (except as otherwise noted).

(2) Accounting Treatment: (see to Note 1 to the audited consolidated financial statements for the year ended December 31, 2005).
C = Consolidated
P = Proportionate Consolidation
E = Equity Method

(3) Represents the interest of Holdings in each project's electric generation capacity based on Holdings' economic interest in each project.

(4) Represents Holdings' estimate of its economic interest in the project's cash flow.

(5) A swap agreement with Niagara Mohawk Power Corporation replaced the Onondaga PPA.

(6) Holdings owns a lessor interest in this Project.

(7) The merchant output of the facility is sold by Atlantic City Electric in the PJM regional spot market through a profit sharing arrangement with Chambers.

The Path 15 Project is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor in California to help alleviate what had been a chronic transmission congestion point in the state's north-south capacity. Path 15 Project commenced commercial operations in December 2004. An indirectly wholly-owned, consolidated subsidiary of the Company (Path 15 Opco) owns 72% of the Transmission System Rights related to the Path 15 Project.

CONTRACTUAL OBLIGATIONS

As of September 30, 2006
(In thousands of U.S. dollars)
(Unaudited)

		Payment due by period			
	Total	2006 (after September 30)	2007 to 2009	2010 to 2011	2012 and thereafter
Subordinated notes	261,987				261,987
Long-term debt(1)	462,814	9,594	176,477	44,885	231,888
Total contractual obligations	724,801	9,594	176,447	44,885	493,875

(1) Long term debt represents the Company's consolidated and proportionately consolidated share of Project long term debt. Excludes net unamortized purchase price adjustment of $20 166 related to the assumption of long-term debt in the Path 15 acquisition. Project debt is non-recourse to the Company and fully amortizes during the term of the respective PPAs.

(2) The interest rate on the subordinated notes is 11% and the range of interest rates on long-term debt at September 30, 2006 was 3.74% to 9.125%.

(a) Project Contracts

Each project typically has a set of contracts that include the following obligations of the project partnerships, all of which are non-recourse to the Company. Therefore, specific contracts for individual projects are not discussed in detail in the MD&A.

- PPAs generally allow Projects to pass through their fuel costs. See the table under the "Project Portfolio" section in this MD&A for off-takers and durations.
- Fuel supply agreements may have minimum volume requirements.
- Fuel transportation agreements incorporate capacity reservation/demand payments for natural gas, or shipping cost per ton of coal.
- Steam sales agreements track PPA lengths and are designed to meet regulatory requirements for thermal load/efficiency at fossil fuel plants.
- O&M agreements contract for operations and maintenance services provided by third parties or owners.
- Long-term service agreements may be in place for gas or steam turbine inspections and overhauls.
- Site lease agreements grant use of project land where Projects do not own the site.

Further information about the Projects' agreements is contained in the Company's Annual Information Form dated March 30, 2006, which is available on SEDAR at www.sedar.com.

(b) Financial Instrument Contracts– see the "Financial and Other Instruments" section in this MD&A.

(c) Credit Facility

Holdings has a $75,000 revolving credit facility, $13,465 of which was allocated, but not drawn as of September 30, 2006, to support letters of credit for contingent liabilities at several of the Projects. No amount was drawn under the revolving term credit facility as of September 30, 2006.

(d) Office Operating Lease Obligations

Atlantic Power Management, LLC (the "Manager") the manager of the Company subleases its office space from ArcLight Capital Partners, LP, under an agreement that expires in 2014. The obligations under this sublease are $130 per year in 2006-2007 and a total of $933 for the period 2008-2014.

(e) Management and Incentive Fees

The Company pays a management fee under the Management Agreement that is subject to adjustment for acquisitions as agreed to by the Company and Holdings' Independent Managers, plus incentives, inflation adjustment and expenses. The Company paid the Manager $2,762 in management and incentive fees during the nine-month period ended September 30, 2006.

(f) Subordinated Notes

As of September 30, 2006, the Company had $261,987 outstanding of Subordinated Notes due 2016. The notes pay only interest until their maturity.

RELATED PARTY TRANSACTIONS

The Manager has been engaged under the Management Agreement to provide certain management and administrative services to the Company and Holdings, for which it is paid (i) an annual management fee, (ii) reimbursement of costs, and (iii) an incentive fee equal to 25% of the excess in distributions paid to IPS holders and Existing Investors during the year above Cdn. $1.00 per IPS. The Management Agreement has an initial term of 20 years from the Company's IPO completed in November 2004. The Manager is owned by ArcLight Energy Partners Funds I and II (the "ArcLight Funds") The ArcLight Funds. Subsidiaries of the ArcLight Funds along with a subsidiary of Caithness Energy owned 41.9% of Holdings' common membership interests after the IPO, but reduced their interest to 29.9% in October 2005 and further reduced their interest to approximately 14% in October 2006.

The seven-person Board of Managers of Holdings includes one member from ArcLight Capital Partners, LLC who was appointed by the Existing Investors, as well as the President and Chief Executive Officer and the Chief Financial Officer of the Manager. These three individuals may not vote on any proposed acquisitions by Holdings of projects in which The ArcLight Funds has an ownership interest.

The Manager receives administrative and office support services from ArcLight Capital Partners, LP under a Management Support Agreement. This agreement also requires the ArcLight Funds and their affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Holdings, investment opportunities that do not fit within the investment guidelines for The ArcLight Funds or other investment funds managed by ArcLight Capital Partners, LLC or its affiliates.

At the time of the IPO, Holdings was granted a right of first offer ("ROFO") on eleven power producing projects owned by the ArcLight Funds. The acquisition of a 40% indirect interest in Chambers Cogeneration LP in September 2005 is the only asset that has been acquired under the terms of the ROFO agreement. As of September 30, 2006, a 90 MW project located in Florida is the only project that remains subject to the ROFO agreement.

As discussed in the "Contractual Obligations" section above, the Manager subleases its office space from ArcLight Capital Partners, LP under an agreement that expires in 2014.

Caithness Energy has an indirect ownership interest in one of the Existing Investors. Subsidiaries of Caithness Energy provide operations, maintenance and accounting at four of the Projects and administrative and project management functions for an additional eight Projects under agreements which are in effect until February 2007 and renewable thereafter. During the three- and nine-month periods ended September 30, 2006, Holdings incurred fees and expenses of $687 and $2,063, respectively for these services provided by Caithness Energy.

FINANCIAL AND OTHER INSTRUMENTS

The Company uses forward foreign currency contracts to manage its exposure to changes in foreign exchange rates as the Company earns its income principally in the United States and has the obligation to make distributions predominantly in Canadian dollars. Since its inception, the Company has established a hedging strategy for the purpose of reinforcing the long-term sustainability of its distributions. The Company has executed this strategy by entering into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2011 at the current annual distribution level of Cdn. $1.06 per IPS to all holders including the Existing Investors, as well as interest payments on the Subordinated Notes issued separately at the time of the Company's IPO. It is the Company's intention to extend the length of these forward contracts by one additional year periodically. Changes in the fair market value of the Company's forward contracts partially offset set exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations. The following table summarizes the Company's forward foreign currency contracts as of September 30, 2006:

	NOTIONAL MONTHLY AMOUNTS		
Period	Sell U.S. Dollars	Buy Canadian Dollars	Average Rate
Currrent - 2009	4,811	5,800	1.2055
2010	5,167	5,800	1.1225
2011	5,494	5,800	1.0557

The foreign exchange forward contracts are carried at estimated fair value based on quoted market value. Mark-to-market adjustments of the foreign currency forward contracts are reflected in foreign exchange gains and losses. The foreign exchange contracts are classified as other assets.

Certain of the Projects also use interest rate swaps to manage fluctuations in interest rates and natural gas forwards or swaps to minimize the effects to cash flow of changing natural gas prices, which is a major component of project expenses. Some of these contracts have been designated as hedges for accounting purposes. In addition, other projects have entered into natural gas contracts with pricing terms designed to minimize the impact of gas price volatility on operating margins.

The Company has an Indexed Swap under which the Company receives monthly payments based upon the differential between an indexed contract price and a market reference price for electricity through June 2008. In order to lock in favorable gas, power, and capacity pricing under the Indexed Swap, the Company has entered into an Indexed Swap Hedge. Refer to Note 3 of the Company's unaudited consolidated financial statements for the nine months ended September 30, 2006.

ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. During the periods presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property, plant and equipment and PPAs, the recoverability of equity investments, the recoverability of future tax assets and the fair value of financial instruments and derivatives.

The Company has acquired the majority of its long-term assets through acquisitions. In applying the purchase method of accounting, the Company is required to estimate the fair value of the assets acquired including the property, plant and equipment and intangible assets. The determination of these fair values is complex and involves significant judgments.

Revenue recognition is based on monthly invoices by the Projects to electricity and steam buyers and in one case with fluctuating rates over time, the average rate over the term of the PPA is used for revenue with the difference between cash received and revenue recognized as deferred revenue. Fixed asset valuations of power plants are based on depreciated replacement cost. Valuations of PPAs and fuel supply agreements are based on the incremental net present value of cash flows provided by the agreement as compared to the merchant value of the plant. The Company typically uses outside consultants to determine the merchant value of a facility. On an on-going basis, the Company monitors the performance of the facilities to determine if any recoverability issues exist or if any change in the useful life of the facility is required.

The future tax asset valuation allowance has been determined pursuant to the provisions of CICA 3465, Income Taxes, including the Company's estimation of future taxable income, where necessary, and is adequate to reduce the total future tax asset to an amount that will more likely than not be realized. The Company incurred taxable income for the nine-month period ended September 30, 2005 and taxable income for the nine-month period ended September 30, 2006. During the third quarter of 2006, the Company completed its 2005 tax returns and recorded an income tax benefit in the amount of $2.2 million representing an adjustment in the estimated amounts of tax that were previously recorded. The Company has limited operating history. It is not considered to be reasonably certain that future tax assets will be realized over the next few years. Accordingly, the Company has provided a valuation allowance equivalent to the Company's net future tax assets.

The fair value of financial instruments and derivatives such as the forward foreign currency contracts, interest rate swaps and natural gas swaps are typically based on market quotes. The Company also has an Indexed Swap and related hedge agreement, discussed in Note 8 to the Company's unaudited consolidated financial statements for the nine months ended September 30, 2006. The fair value of these agreements are based on estimated future cash flows taking into account certain assumptions, including forecasts or future energy prices, inflation rates, discount rates and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair values of these agreements.

For additional information regarding accounting policies and estimates refer to Note 1 of the consolidated financial statements for the year ended December 31, 2005.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments — Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, "Financial Instruments — Recognition and Measurement," effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company has not yet determined the effect that these new standards will have on its consolidated financial position and results of operations.

Comprehensive Income and Equity
In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income," and Section 3251, "Equity," effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements in Section 1530. The Company has not yet determined the effect these new standards will have on its consolidated financial position and results of operations.

Hedges
In January 2005, the CICA released new Handbook Section 3865, "Hedges," effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. The Company has not yet determined the effect these new standards will have on its consolidated financial position and results of operations.

COMMITMENTS AND CONTINGENCIES

The Chambers partnership, in which Holdings owns a 40% indirect interest, filed suit against its coal supplier, Consol Pennsylvania Coal Company and related entities, over a disagreement involving the pricing of a portion of the annual coal deliveries to the plant. Chambers was seeking, among other things, (1) a declaratory judgment regarding the terms of the agreement, (2) damages for missed deliveries, and (3) injunctive relief to ensure delivery of all coal requested under the contract. The coal supplier had asserted affirmative defenses and counterclaims in its answer. In the third quarter of 2006, a settlement agreement was reached, subject to final documentation. The terms of the proposed settlement do not have a material impact to the financial position or results of operations of the project.

The Rumford cogeneration facility purchases its coal from Massey Coal Sales Company ("Massey"). Massey's coal is delivered through a Sprague Energy Corp. ("Sprague") marine terminal. Massey and Sprague had disputed terms and compensation for certain terminal services provided by Sprague and Massey had asserted that Rumford also had failed to pay certain amounts due under the coal supply agreement. In the third quarter of 2006, the dispute was settled for an amount that was not material to the project.

Other than the resolution of the Chambers and Rumford matters described above, there have been no significant changes in the status of litigation matters reported in the Company's consolidated financial statements and management's discussion and analysis for the year ended December 31, 2005. For a comprehensive discussion on litigation matters involving the Company, see the "Litigation" section in its management's discussion and analysis for the three-month period ended March 31, 2006. Management believes that the outcome of the litigation matters previously disclosed will not have a material impact on the Company.

The 2005 financial statements of one of the Company's proportionately consolidated joint ventures contained a going concern qualification in the auditor's report based on the assessment at that time that the project's debt reserves would likely be utilized over a period of years and, absent changes in the relevant power and electricity markets, could need to renegotiate with its lenders in or around the year 2010. Management is currently evaluating its strategic alternatives with respect to this investment.

OUTSTANDING SHARE DATA

The Company had 44,339,500 IPSs outstanding at September 30, 2006 and 52,870,500 IPSs outstanding at November 9, 2006.

OUTLOOK

In order to maintain stable distributions and provide long term growth, the Company will continue to focus on enhancing the financial performance of the existing Projects and pursuing accretive acquisitions predominantly in the U.S. market.

PPAs in the portfolio have various expiration dates as listed in the "Project Portfolio" table in this MD&A. and, in each case, the project's partners plan for that occurrence by evaluating various options in the market in order to continue maximizing project cash flows. For example, projects with PPA expirations in the 2008-2009 timeframe have already been preparing for potential new or extended power purchase arrangements. The new arrangements may involve responses to utility solicitations for capacity, direct negotiations with the original purchasing utility for PPA extensions, or arrangements with creditworthy marketers for tolling agreements, full service PPAs or the use of derivatives to lock in value. Management has not assumed that pricing under existing PPAs will necessarily be sustained after PPA expirations.

RISK FACTORS

Atlantic Power's future performance and its ability to generate sufficient cash flow to meet its monthly cash distributions to holders of IPSs and the Common Shares and Subordinated Notes represented thereby involve a number of risks and uncertainties. Any of these risks and uncertainties could have a material adverse effect on the Company's results of operations, business prospects, financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares or Subordinated Notes or on the market price or value of IPSs, Common Shares or Subordinated Notes. A discussion of these risks and uncertainties can be found in the Company's management's discussion and analysis for the year ended December 31, 2005 and Annual Information Form dated March 30, 2006.

In connection with its first transmission investment: Path 15, the Company will be required to have its Path 15 operating subsidiary make a triennial filing with the Federal Energy Regulatory Commission ("FERC") for review of certain aspects of its rate recovery, such as the allowed return on equity. The first such filing will be in late 2007 for the 2008-2010 rate recovery period. While the Company believes that Path 15's current rate recovery assumptions are supported both by other analogous FERC precedents and recent FERC policy statements, it is possible that such rate reviews result in a lower ratebase and/or recovery on ratebase that could have a material affect on the project's revenues.

On October 31, 2006, the Government of Canada announced a comprehensive taxation plan to levy a "Distribution Tax" on distributions from publicly traded income trusts and limited partnerships. Under the tax proposal, certain distributions of flow through entities income would be subject to tax at corporate income tax rate. Based on management's initial analysis of the proposed tax, it appears that Atlantic Power, which is organized as a Canadian corporation, is not likely to be directly impacted by the proposed new law. However, the application of the proposed rules cannot be definitively concluded until the legislation implementing the proposed rules is finalized and enacted.

ADDITIONAL INFORMATION

Additional information is available on the Company's website at www.atlanticpowercorporation.com, or on SEDAR's website at www.sedar.com.

PROJECT EBITDA

(In thousands of U.S. dollars)	Three months ended September 30 2006	2005	Nine months ended September 30 2006	2005
	(Unaudited)		(Unaudited)	
EBITDA from consolidated and proportionately consolid: ted projects				
Badger	512	733	2,898	3,480
Chambers	7,372	1,906	20,300	1,906
Koma Kulshan	94	(19)	651	449
Lake	6,898	6,868	22,358	18,740
Mid-Georgia	2,374	2,102	3,773	3,482
Onondaga	1,268	1,456	4,329	4,366
Orlando	2,705	2,907	7,679	5,794
Pasco	1,982	3,644	6,535	9,946
Stockton	(389)	705	901	1,991
Topsham	415	415	1,711	890
Path 15	1,455	-	1,455	-
Other	190	887	482	425
Total EBITDA from consolidated and proportionately consol dated projects	24,876	21,604	73,072	51,469
Amortization	7,769	7,900	28,711	22,673
Interest expense, net	5,954	1,648	10,497	4,573
Other income	-	-	(2,499)	-
Earnings from consolidated and proportionately consolidated projects	11,153	12,056	36,363	24,223
	-	-	-	-
EBITDA from equity projects				
Delta Person	837	537	1,928	1,500
Gregory	2,107	1,665	3,890	3,972
Jamaica	818	1,199	2,691	3,295
Masspower	-	534	-	6,149
Rumford	203	1,765	1,242	5,377
Selkirk	3,608	4,066	11,395	13,479
Other	(33)	(30)	(93)	(226)
Total EBITDA from equity projects	7,540	9,736	21,053	33,546
Amortization	3,342	3,267	9,692	10,926
Interest expense, net	1,365	1,654	4,404	5,581
Other expense	242	-	242	-
Income tax	134	279	434	665
Equity earnings, net	2,457	4,536	6,281	16,374
	-	-	-	-
Project income				
Total EBITDA from all projects	32,416	31,340	94,125	85,014
Amortization	11,111	11,167	38,403	33,599
Interest expense, net	7,319	3,302	14,901	10,154
Other (income) expense	242	-	(2,257)	-
Income tax	134	279	434	665
Project income	13,610	16,592	42,644	40,596
Earnings from consolidated and proportionately consolidatec projects	11,153	12,056	36,363	24,223
Equity earnings, net	2,457	4,536	6,281	16,374
Project income	13,610	16,592	42,644	40,597
	-	-	-	-

(1) EBITDA, earnings before interest, taxes, depreciation ar d amortization, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide comparative information about Project performance.

RECONCILIATION OF PROJECT DISTRIBUTIONS

For the nine months ended September 30, 2006
(In thousands of U.S. dollars)
(Unaudited)

	EBITDA	Indexed Swap and Hedge Settlements and Other Income	Repayment of Long Term Debt	Interest Expense, Net	Capital Expenditures	Change in Working Capital and Other Items	Project Distribution Received
Consolidated and proportionately consolidated projects							
Badger	2,898	-	-	23	-	(921)	2,000
Chambers	20,300	-	(7,162)	(6,457)	(167)	(3,304)	3,210
Koma Kulshan	651	-	(488)	(56)	(55)	(52)	-
Lake	22,358	-	(81)	28	(628)	2,348	24,025
Mid-Georgia	3,773	-	(1,437)	(2,403)	-	67	-
Onondaga	4,329	16,803	-	46	-	(6,053)	15,125
Orlando	7,679	-	(1,730)	(356)	-	157	5,750
Pasco	6,535	-	(3,899)	(642)	(1,166)	3,728	4,556
Stockton	901	-	-	36	(977)	1,290	1,250
Topsham	1,711	-	(947)	(371)	-	(393)	-
Path 15	1,455	-	-	(345)	-	(1,110)	-
Other	482	-	-	-	-	(94)	388
Total consolidated and proportionately consolidated projects	73,072	16,803	(15,744)	(10,497)	(2,993)	(4,337)	56,304
	-	-	-	-	-		-
Equity projects							
Delta Person	1,927	-	(643)	(749)	-	(535)	-
Gregory	3,891	-	(62)	(876)	(182)	(2,771)	-
Jamaica	2,691	-	(1,219)	(413)	(907)	(32)	120
Masspower	-	-	-	-	-	-	-
Rumford	1,242	-	-	109	(94)	820	2,077
Selkirk	11,395	-	(2,100)	(2,524)	(89)	(3,029)	3,653
Other	(93)	-	-	49	-	419	375
Total equity projects	21,053	-	(4,024)	(4,404)	(1,272)	(5,128)	6,225
	-			-			-
Total all projects	94,125	16,803	(19,768)	(14,901)	(4,265)	(9,465)	62,529

SUPPLEMENTARY INFORMATION

For the nine months ended September 30, 2006
(In thousands of U.S. dollars)
(Unaudited)

	Consolidated and Proportionately Consolidated Projects	Proportionate Consolidation of Equity Investments (1)	Corporate
INCOME STATEMENT			
Project revenue			
Energy sales	170,655	93,396	-
Transmission Services	1,563		
Indexed swap	3,877	-	-
Other	2,563	6,715	-
	178,658	100,111	-
Project expenses			
Fuel	70,474	61,057	-
Operations and maintenance	29,685	12,750	-
Project operator fees and expenses	5,427	5,464	-
Amortization	28,711	9,693	-
	134,297	88,964	-
Project other income and (expenses)			
Interest expense, net	(10,497)	(4,432)	-
Other income	2,499	-	-
Income tax expense	-	(434)	-
	(7,998)	(4,866)	-
Project income	36,363	6,281	-
Administrative and other expenses			
Management fees and administration	-	-	4,473
Amortization of deferred financing costs	-	-	743
Interest, net	-	-	21,731
Distribution, non-controlling interest	-	-	13,078
Change in fair value of non-controlling interest	-	-	2,045
Gain on settlement of non-controlling interest	-	-	-
Foreign exchange (gain) loss	-	-	6,593
	-	-	48,663
Net income before tax	36,363	6,281	(48,663)
Income tax expense	-	-	(676)
Net income	36,363	6,281	(47,987)

(1) Non-GAAP measure showing the composition of rev:nues and expenses based on the Company's proportionate ownership of the Projects accounted for under the equity method.

SUPPLEMENTARY INFORMATION

As of September 30, 2006

(In thousands of U.S. dollars)

(Unaudited)

	Consolidated and Proportionately Consolidated Projects	Proportionate Consolidation of Equity Investments (1)	Corporate
ASSETS			
Current assets			
Cash and cash equivalents	27,850	6,980	6,161
Reserve fund	-	-	10,894
Restricted cash	47,727	21,636	-
Current portion of indexed swap	32,781	-	-
Accounts receivable	34,662	7,704	(1,456)
Prepayments, supplies and other	9,038	4,211	644
Income tax receivable	-	-	21,247
	152,058	40,531	37,490
Property, plant and equipment	416,477	66,443	-
Transmission System Rights	217,381		
Power purchase agreements	89,937	67,987	-
Goodwill	104,138	-	-
Long-term portion of indexed swap	26,427	-	-
Deferred financing costs	220	17	9,716
Other	1,863	1,940	17,407
	1,008,501	176,918	64,613
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	31,194	9,726	2,220
Revolving credit facility	-	-	-
Current portion of long-term debt	29,991	9,107	88,000
Deferred Revenue	7,233	-	-
Current portion of indexed swap hedge	10,990	-	-
Interest payable on subordinated notes	-	-	2,396
Distribution payable, non-controlling interest	-	-	1,495
Dividends payable	-	-	1,408
Other	3,578	-	-
	82,986	18,833	95,519
Long-term debt	364,989	74,485	-
Other liabilities, non-controlling interest	-	-	261,987
Subordinated notes	-	-	178,044
Indexed swap hedge	11,778	-	-
Deferred tax liability	20,463	-	708
Other liabilities	37,990	5,209	-
	518,206	98,527	536,258
Shareholders' equity			
Common stock	-	-	148,025
Project equity	490,295	78,391	(568,686)
Retained earnings (deficit)	-	-	(50,984)
Total shareholders' equity	490,295	78,391	(471,645)
	1,008,501	176,918	64,613

(1) Non-GAAP measure showing the composition of assets and liabilities based on the Company's proportionate ownership of the Projects accounted for under the equity method.

Consolidated Financial Statements
(In U.S. dollars)

ATLANTIC POWER CORPORATION

Three months and nine months ended September 30, 2006
(Unaudited)

ATLANTIC POWER CORPORATION

Consolidated Balance Sheets
(In thousands of U.S. dollars)

	September 30, 2006 (Unaudited)	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 34,011	$ 33,350
Reserve fund	10,894	10,508
Restricted cash	47,727	26,758
Current portion of indexed swap	32,781	46,558
Accounts receivable	33,206	28,708
Prepayments, supplies and other	9,682	7,902
Income taxes receivable	21,247	7,682
	189,548	161,466
Property, plant and equipment	416,477	428,479
Transmission system rights	217,381	–
Equity investments	78,391	78,335
Intangible assets (note 4)	89,937	174,677
Goodwill (note 2)	104,138	–
Long-term portion of indexed swap	26,427	61,356
Deferred financing costs	9,936	10,643
Other	19,270	11,674
	$ 1,151,505	$ 926,630
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 33,414	$ 28,002
Revolving credit facility	–	10,000
Current portion of long-term debt and short-term debt	117,991	21,558
Deferred revenue	7,233	–
Current portion of indexed swap hedge	10,990	25,094
Interest payable on subordinated notes	2,396	2,303
Distribution payable, non-controlling interest (note 5)	1,495	1,429
Dividends payable	1,408	1,258
Other	3,578	3,719
	178,505	93,363
Long-term debt	364,989	224,482
Subordinated notes	261,987	251,844
Other liabilities - non-controlling interests	178,044	169,479
Indexed swap hedge	11,778	33,453
Future tax liability	21,171	–
Other liabilities (note 5)	37,990	39,827
Shareholders' equity:		
Common stock	148,025	148,025
Deficit	(50,984)	(33,843)
	97,041	114,182
Commitments and contingencies (note 8)		
Subsequent event (note 10)		
	$ 1,151,505	$ 926,630

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Income and Deficit
(In thousands of U.S. dollars, except per share amounts)

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	(Unaudited)		(Unaudited)	
Project revenue:				
Energy sales	$ 62,236	$ 47,990	$ 170,655	$ 118,403
Transmission services	1,563	–	1,563	–
Indexed swap	1,050	1,721	3,877	5,198
Other	672	1,137	2,563	3,076
	65,521	50,848	178,658	126,677
Project expenses:				
Fuel	27,202	21,372	70,474	50,486
Operations and maintenance	11,742	6,954	29,685	20,483
Project operator fees and expenses	1,699	918	5,427	4,239
Amortization	7,770	7,900	28,711	22,673
	48,413	37,144	134,297	97,881
Project other income (expense):				
Equity earnings, net	2,457	4,536	6,281	16,374
Interest, net	(5,955)	(1,648)	(10,497)	(4,573)
Other income	–	–	2,499	–
	(3,498)	2,888	(1,717)	11,801
Income before the undernoted	13,610	16,592	42,644	40,597
Administrative and other expenses:				
Management fees and administration	1,594	1,093	4,473	3,402
Amortization of deferred financing costs	248	248	743	743
Interest, net	7,522	5,626	21,731	16,520
Distribution, non-controlling interest	4,384	5,634	13,078	16,238
Change in fair value of non-controlling interest	15,270	(1,035)	2,045	–
Foreign exchange loss (gain) (note 8)	(958)	10,869	6,593	4,581
	28,060	22,435	48,663	41,484
Loss before income taxes	(14,450)	(5,843)	(6,019)	(887)
Income taxes (recovery)	(1,129)	2,020	(676)	2,360
Loss for the period	(13,321)	(7,863)	(5,343)	(3,247)
Deficit, beginning of period	(33,638)	(22,060)	(33,843)	(21,232)
Dividends	(4,025)	(2,907)	(11,798)	(8,351)
Deficit, end of period	$ (50,984)	$ (32,830)	$ (50,984)	$ (32,830)
Basic loss per share (note 7)	$ (0.30)	$ (0.21)	$ (0.12)	$ (0.09)

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended September 30, 2006	2005	Nine months ended September 30, 2006	2005
	(Unaudited)		(Unaudited)	
Cash flows from (used in) operating activities:				
Loss for the period	$ (13,321)	$ (7,863)	$ (5,343)	$ (3,247)
Items not involving cash:				
Amortization	8,018	8,148	29,454	23,416
Equity earnings	(2,457)	(4,536)	(6,281)	(16,374)
Change in fair value of non-controlling interest	15,270	(1,035)	2,045	–
Amortization of gas transportation contract commitment	(1,649)	(1,228)	(4,946)	(4,051)
Foreign exchange loss	172	11,081	9,507	4,250
Market value adjustments on indexed swap and hedge	(1,050)	(1,721)	(3,877)	(5,198)
Change in deferred revenue	4,600	3,634	3,042	2,957
Change in fair value of interest rate swap	1,680	(595)	(1,632)	(1,284)
Future tax liability	708	–	708	–
Other	1,061	–	1,034	–
Change in other operating balances	(9,471)	(7,525)	(13,413)	(10,986)
Indexed swap and hedge settlements	5,554	5,645	16,803	20,289
Distributions from equity investments, including proceeds from disposal of power purchase agreements	207	2,237	6,225	9,125
	9,322	6,242	33,326	18,897
Cash flows from (used in) financing activities				
Deferred financing costs	32	(239)	–	(239)
Dividends paid	(3,928)	(2,779)	(11,648)	(8,645)
Proceeds from draw on revolving credit facility	–	25,000	–	25,000
Proceeds from short-term debt	88,000	–	88,000	–
Repayment of long-term debt	(4,505)	(3,885)	(15,743)	(10,627)
Repayment of revolving credit facility	–	–	(10,000)	–
	79,599	18,097	50,609	5,489
Cash flows from (used in) investing activities:				
Proceeds on the disposal of equity investments	–	3,291	–	42,372
Acquisitions, net of cash acquired (note 3)	(79,895)	(63,279)	(79,895)	(63,279)
Purchase of property, plant and equipment	(757)	(308)	(2,993)	(1,490)
Change in reserve fund	(157)	38,251	(386)	2,103
	(80,809)	(22,045)	(83,274)	(20,294)
Increase in cash and cash equivalents	8,112	2,294	661	4,092
Cash and cash equivalents, beginning of period	25,899	24,461	33,350	22,663
Cash and cash equivalents, end of period	$ 34,011	$ 26,755	$ 34,011	$ 26,755
Supplemental cash flow information:				
Interest paid	$ 12,077	$ 7,678	$ 35,117	$ 22,740

See accompanying notes to consolidated financial statements.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

Atlantic Power Corporation (the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004 and continued to the Province of British Columbia on July 8, 2005. The Company issued income-participating securities ("IPS") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive.

1. Basis of presentation:

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005, as set out in the 2005 Annual Report since they do not contain all the disclosures that are required by Canadian generally accepted accounting principles for annual financial statements. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation as were used for the audited consolidated financial statements for the year ended December 31, 2005, except for the adoption of the accounting policy for goodwill.

There is some seasonality of the Company's revenues created by seasonal variances in demand for electric power, in some cases varied seasonal pricing for portions of the power purchase agreement payments and relatively small amounts of uncontracted output, and the typical scheduling of major facility maintenance in the spring and fall.

2. Change in accounting policy:

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company's reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

2. Change in accounting policy (continued):

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of the goodwill is determined in a business combination, using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of income before extraordinary items and discontinued operations.

3. Acquisitions:

(a) Path 15 acquisition:

On June 29, 2006, Atlantic Power Holdings LLC ("Atlantic Holdings") agreed to indirectly acquire 100% of Trans-Elect NTD Holdings Path 15, LLC ("Path 15"), which owns approximately 72% of the transmission system rights ("TSRs") in the Path 15 transmission project (the "Path 15 Project") located in California.

The acquisition of Path 15 closed on September 15, 2006 and was financed with an acquisition credit facility in the amount of $88,000 (the "Acquisition Credit Facility") at Atlantic Holdings. Loans under the Acquisition Credit Facility bear interest at a rate equal to Eurodollar rate or a U.S. base rate, plus an applicable margin to those rates. The Acquisition Credit Facility is secured by pledges of assets in certain wholly owned and other investment companies of the Company. As of September 30, 2006, the applicable rate, including margin, is 6.83% on the loan outstanding on the Acquisition Credit Facility. The Acquisition Credit Facility matures on September 14, 2007 and is included in current portion of long-term debt and short-term debt in the consolidated balance sheet. See additional information in note 10 related to a payment made on the Acquisition Credit Facility in October 2006.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

3. Acquisitions (continued):

The cash payment for the acquisition in the amount of $88,000, including acquisition costs of approximately $2,500, has been allocated to the net assets acquired, based on management's preliminary estimate of the fair value at September 15, 2006 as follows:

Working capital, including acquired cash	$ 14,653
Transmission system rights	217,578
Goodwill	32,412
Other long-term assets	738
Deferred tax liability	(20,463)
Long-term debt (excluding current portion)	(156,918)
	$ 88,000

There are currently two material ratemaking issues related to the Path 15 Project under Federal Energy Regulatory Commission ("FERC") review that could affect the revenue earned by Path 15. These issues are expected to be determined by the FERC commissioners by the end of the fourth quarter of 2006. Given the potential impact of the ruling on the cash flows of Path 15, the Company negotiated certain purchase price adjustments in the purchase and sale agreement in the event of an adverse outcome. Specifically, $24.1 million of the purchase price is being held in escrow pending the FERC's final determination of the two ratemaking issues. If the FERC's resolution of the outstanding rate issues is favourable to Path 15, a portion or all of the amount held in escrow will be released to the sellers in accordance with a formula set forth in the purchase and sale agreement. If the FERC's resolution of the outstanding rate issues is not favourable to Path 15, the purchase price will be reduced in accordance with a formula set forth in the purchase and sale agreement and all or a portion of the amount held in escrow will be returned to Atlantic Holdings. Management believes that the escrow provisions in the purchase and sale agreement allow the Company to maintain virtually the same economic outcome from the acquisition regardless of the outcome of the issues that remain subject to a FERC ruling.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

3. Acquisitions (continued):

(b) Epsilon Power Partners, LLC acquisition:

On September 8, 2005, the Company acquired Epsilon Power Partners, LLC ("Epsilon") for cash consideration of $65,008, including acquisition costs of $564. Epsilon owns a 40% interest in Chambers Cogeneration LP ("Chambers"), the owner and operator of a 262 megawatts pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's Chambers Works complex in southwestern New Jersey.

During the quarter ended September 30, 2006, determination of the fair value of the power purchase and other contracts was finalized. The purchase price allocation has been adjusted as follows:

	Preliminary purchase equation	Adjustments	Revised purchase equation
Working capital	$ 9,541	$ –	$ 9,541
Property, plant and equipment	142,817	–	142,817
Power purchase and other contracts	87,258	(71,726)	15,532
Goodwill	–	71,726	71,726
Other liabilities	(7,766)	–	(7,766)
Long-term debt	(166,842)	–	(166,842)
Total purchase price	65,008	–	65,008
Less cash acquired	1,617	–	1,617
Cash paid, net of cash acquired	$ 63,391	$ –	$ 63,391

The property, plant and equipment will be amortized over its remaining life estimated as 23 years. The power purchase and other contracts will be amortized over periods ranging from 18 years to 23 years.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

4. Intangible assets:

Intangible assets include power purchase agreements, fuel supply agreements and licenses and rights.

	September 30, 2006	December 31, 2005
Power purchase agreements	$ 14,832	$ 14,832
Fuel supply agreements	110,403	110,403
Licenses and rights	–	70,538
	125,235	195,773
Less accumulated amortization	35,298	21,096
	$ 89,937	$ 174,677

Amortization expense of $3,296 (year ended December 31, 2005 - $19,670) was expensed during the quarter.

5. Other liabilities, non-controlling interest:

As of September 30, 2006, ArcLight Energy Partners Funds I and II and Caithness Energy (the "Existing Investors") have a 29.9% common membership interest in Atlantic Holdings (December 31, 2005 - 29.9%) and also have the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest to November 18, 2006. The repurchase of the Existing Investors' interests is conditional upon Atlantic Holdings being able, after utilizing its best efforts, to complete or cause the completion of an equity financing on terms acceptable to the managers of Atlantic Holdings who are independent of the Existing Investors and their affiliates, acting reasonably, to secure the necessary funds to enable it to purchase the Existing Investors' interests. Atlantic Holdings may only finance repurchases of Existing Investors' interests pursuant to the exercise of the rights by issuing additional equity securities. This may occur through the sale of equity interests to the Company, the purchase of which may be financed by a sale of IPS or other equity or debt securities of the Company. These interests are treated as a liability of the Company and are recorded at fair value on the consolidated balance sheet. At September 30, 2006, to purchase the remaining 29.9% interest, 18,952,365 IPS would be required to be issued. On October 11, 2006, a portion of the Existing Investors' interests were purchased by the Company (note 10).

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

5. Other liabilities, non-controlling interest (continued):

The change in fair value of the non-controlling interest, resulting from changes in the fair market value of the Company's IPS, is recognized in the consolidated statement of income and deficit as change in fair value of non-controlling interest. For the three months and nine months ended September 30, 2006, an increase of $15,270 and $2,045, respectively (three months and nine months ended September 30, 2005, a decrease of $1,035 and nil, respectively) is reflected in the consolidated statements of income and deficit.

The change in fair value of the non-controlling interest, resulting from foreign exchange, is recognized in the consolidated statements of income and deficit within foreign exchange loss (gain). For the three months and nine months ended September 30, 2006, the foreign exchange loss (gain) related to the non-controlling interest was ($228) and $6,519, respectively (three months and nine months ended September 30, 2005, loss of $12,486 and $8,008, respectively).

On October 3, 2005, the Company issued 7,539,000 IPS at a rate of Cdn. $10.00 per IPS to Caisse de dépôt et placement du Québec and officers of the Company in a secondary private placement. Gross proceeds were Cdn. $75,390.

The net proceeds from the private placement were used by the Company to increase its common membership ownership in Atlantic Holdings from 58.1% to 70.1%. Atlantic Holdings concurrently redeemed membership interests held indirectly by the Existing Investors reducing the Existing Investors' common membership ownership from 41.9% to 29.9%.

6. Related party transactions:

During the three months and nine months ended September 30, 2006, in accordance with the Management Agreement, the Company paid management and incentive fees of $876 and $2,762, respectively (three months and nine months ended September 30, 2005 - $740 and $1,950, respectively) to Atlantic Power Management, LLC, the Manager.

In addition, during the three months and nine months ended September 30, 2006, the Company incurred expenses of $687 and $2,063, respectively (three months and nine months ended September 30, 2005 - $387 and $2,063, respectively) for operations and maintenance services provided by Caithness Energy, a company which holds an indirect interest in one of the Existing Investors. Caithness Energy provides operations and maintenance services to 4 of the Company's projects and project management services to 12 projects.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

7. Basic loss per share:

Basic loss per share has been calculated using the weighted average number of units outstanding during the three months and nine months ended September 30, 2006 of 44,339,500 (three months and nine months ended September 30, 2005 - 36,800,000).

8. Commitments and contingencies:

(a) The Chambers partnership, in which Atlantic Holdings owns a 40% indirect interest, filed suit against its coal supplier, Consol Pennsylvania Coal Company and related entities, over a disagreement involving the pricing of a portion of the annual coal deliveries to the plant. Chambers was seeking, among other things, (i) a declaratory judgment regarding the terms of the agreement, (ii) damages for missed deliveries, and (iii) injunctive relief to ensure delivery of all coal requested under the contract. The coal supplier had asserted affirmative defenses and counterclaims in its answer. In the third quarter of 2006, a settlement agreement was reached, subject to final documentation. The terms of the proposed settlement do not have a material impact to the financial position or results of operations of the project.

(b) The Rumford cogeneration facility purchases its coal from Massey Coal Sales Company ("Massey"). Massey's coal is delivered through a Sprague Energy Corp. ("Sprague") marine terminal. Massey and Sprague had disputed terms and compensation for certain terminal services provided by Sprague and Massey had asserted that Rumford also had failed to pay certain amounts due under the coal supply agreement. In the third quarter of 2006, the dispute was settled for an amount that was not material to the project.

(c) Other than the resolution of the Chambers and Rumford matters described above, there have been no significant changes in the status of litigation matters reported in the Company's consolidated financial statements and management's discussion and analysis for the year ended December 31, 2005. Management believes that the outcome of the litigation matters previously disclosed will not have a material impact on the Company.

(d) The 2005 financial statements of one of the Company's proportionately consolidated joint ventures contains a going concern qualification in the auditors' report based on the assessment that the project's debt reserves would likely be utilized over a period of years and, absent changes in the relevant power and electricity markets, could need to renegotiate with its lenders in or around the year 2010. Management is currently evaluating its strategic alternatives with respect to this investment.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

8. Commitments and contingencies (continued):

(e) The Company uses forward foreign currency contracts to manage its exposure to changes in foreign currency exchange rates as the Company earns its income principally in the United States and has the obligations to make distributions predominantly in Canadian dollars. The Company has entered into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2011 at the current annual distribution level of Cdn. $1.03 per IPS to all holders including the Existing Investors, as well as interest payments on the separate subordinated notes. It is the Company's intention to extend the length of these forward contracts out to five years at or near the end of each year. Changes in the fair market value of the Company's forward contracts partially offset exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations. The following table summarizes the Company's forward foreign currency contracts as of September 30, 2006:

	Notional monthly amounts		
Period	Sell U.S. dollars	Buy Canadian dollars	Average rate
Current - 2009	$ 4,811	$ 5,800	1.2055
2010	5,167	5,800	1.1224
2011	5,494	5,800	1.0557

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

8. Commitments and contingencies (continued):

The foreign exchange loss (gain) of ($958) and $6,593 (three months and nine months ended September 30, 2005 - loss of $10,869 and $4,581, respectively) during the three months and nine months ended September 30, 2006, primarily reflects unrealized foreign exchange gains on the U.S. dollar equivalent of the Company's Canadian dollar denominated obligation to non-controlling interests and subordinated notes, unrealized foreign exchange losses on the changes in the fair market value of the Company's forward contracts and realized foreign exchange gains on forward contract settlements during the period. Foreign exchange gains (losses) are as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Subordinated notes	$ 351	$ (10,946)	$ (10,183)	$ (6,994)
Non-controlling interest	228	(12,486)	(6,519)	(8,008)
Forward contacts	(751)	12,351	7,195	10,752
Unrealized foreign exchange losses	(172)	(11,081)	(9,507)	(4,250)
Realized foreign exchange gains (losses) on forward contract settlements	1,130	212	2,914	(331)
	$ 958	$ (10,869)	$ (6,593)	$ (4,581)

9. Indexed swap:

A swap agreement (the "Indexed Swap") exists between the power utility and Onondaga Cogeneration Limited Partnership ("Onondaga"), which replaced Onondaga's original power purchase contract. The Indexed Swap expires on June 30, 2008. The Indexed Swap is a financial instrument under which the utility company makes monthly payments to Onondaga based upon the differential between an indexed "contract price" and a market reference price for electricity. The indexed contract price fluctuates in relation to the market cost of natural gas and a prescribed index of inflation. The notional quantity of electricity for the purpose of these calculations is fixed for the full term of the Indexed Swap.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

9. Indexed swap (continued):

In May 2004, Onondaga contributed the Indexed Swap to a newly formed wholly owned special purpose subsidiary, Onondaga Power Swap Holdings, LLC ("OPSH"). Onondaga has guaranteed OPSH's obligations to the utility company under the Indexed Swap. Also in May 2004, OPSH entered into commodity hedges (the "Indexed Swap Hedge"), in order to lock in favourable gas, power and capacity pricing under the Indexed Swap. The hedges extend through June 30, 2008 and remove almost all commodity exposure from the Indexed Swap through its term.

Changes related to the Indexed Swap are summarized below:

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Fair value, beginning of period	$ 74,780	$ 96,187	$ 107,914	$ 99,591
Increase (decrease) in fair value during the period	(8,389)	33,547	(25,261)	45,951
Settlements paid	(7,183)	(9,477)	(23,445)	(25,285)
Fair value, end of period	$ 59,208	$ 120,257	$ 59,208	$ 120,257

Changes related to the Indexed Swap Hedge:

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Fair value, beginning of period	$ 33,837	$ 38,054	$ 58,547	$ 30,293
Increase (decrease) in fair value during the period	(9,438)	25,827	(29,139)	34,742
Settlements paid	(1,631)	(3,832)	(6,640)	(4,986)
Fair value, end of period	$ 22,768	$ 60,049	$ 22,768	$ 60,049

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

10. Subsequent event:

On October 11, 2006, the Company closed the sale of IPSs and 6.25% convertible secured debentures ("Debentures") for gross proceeds of Cdn. $150 million. The offering consisted of 8,531,000 IPSs sold at a price of Cdn. $10.55 per IPS for gross proceeds of Cdn. $90 million and Cdn. $60 million aggregate principal amount of Debentures.

The Debentures pay interest semi-annually on April 30 and October 31 each year, commencing on April 30, 2007. The Debentures mature on October 31, 2011 and are convertible into approximately 80.6452 IPSs per Cdn. $1,000 principal amount of Debentures, at any time, at the option of the holder, representing a conversion price of Cdn. $12.40 per IPS. The Debentures are listed on the Toronto Stock Exchange under the symbol ATP.DB.

The net proceeds of the offering were used by the Company to: (i) partially repay U.S. $37 million of the Acquisition Credit Facility arranged in connection with an acquisition of an interest in the Path 15 Project, and (ii) provide proceeds to Atlantic Holdings that were used to redeem a portion of the ownership interests in Atlantic Holdings held by the Existing Investors. In connection with the closing of the offering, the Company increased its ownership in Atlantic Holdings from 70.1% to approximately 86%.

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN, ATP.DB**

October 20, 2006

ATLANTIC POWER CORPORATION
THIRD QUARTER 2006 RESULTS & CONFERENCE CALL

Atlantic Power Corporation ("Atlantic Power") will release its financial results for the three and nine months ended September 30, 2006 on Thursday, November 9, 2006. A telephone conference call hosted by Atlantic Power's management team will be held:

Friday, November 10, 2006 at 9.00 am ET

The telephone numbers for the conference call are:

Local / International: (416) 849-2698
North American Toll Free: (866) 400-2270

The Conference Call will also be broadcast over Atlantic Power's website at www.atlanticpowercorporation.com. Please call or log in 10 minutes prior to the call.

Replay/Archive
The telephone numbers to listen to the conference call after it is completed (Instant Replay) are local (416) 915-1035 or toll free (866) 245-6755. Please enter the passcode 696839# when instructed. The Instant Replay will be available until midnight, November 16, 2006. The conference call will also be archived on Atlantic Power's web site.

About Atlantic Power
Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

MATERIAL CHANGE REPORT

1. *Name and Address of the Company:*

   Atlantic Power Corporation ("Atlantic")
   250 Yonge Street, Suite 2400
   Toronto, Ontario M5B 2M6

2. *Date of Material Change:*

   October 11, 2006

3. *News Release:*

   Attached as Schedule "A" is a copy of the press release relating to the material change issued on October 11, 2006 at Boston, Massachusetts and disseminated in Canada through CCN Matthews.

4. *Summary of Material Change:*

   On October 11, 2006, Atlantic announced the successful closing of its previously announced sale of income participating securities ("IPSs") and 6.25% convertible secured debentures ("Debentures") for gross proceeds of Cdn$150 million. The offering consisted of 8,531,000 IPSs sold at a price of Cdn$10.55 per IPS for gross proceeds of Cdn$90 million and Cdn$60 million aggregate principal amount of Debentures. The IPSs and Debentures were sold on a bought deal basis to a syndicate of underwriters led by BMO Capital Markets that included National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc. and Dundee Securities Corporation.

5. *Full Description of Material Change:*

   For a full description of the material change, please see Schedule "A" attached.

6. *Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:*

   Not applicable.

7. *Omitted Information:*

   Not applicable.

8. *Executive Officer:*

   For further information, please contact:

   Barry Welch
   Chief Executive Officer
   Atlantic Power Management, LLC, manager
   of Atlantic Power Corporation
   Telephone: (617) 531-6369

9. *Date of Report:*

   October 18, 2006

SCHEDULE "A"

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

Atlantic Power Announces Closing of $150 Million Bought Deal Financing

BOSTON, MASSACHUSETTS – (CCNMatthews – Oct. 11, 2006)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power") today announced the successful closing of its previously announced sale of income participating securities ("IPSs") and 6.25% convertible secured debentures ("Debentures") for gross proceeds of Cdn$150 million. The offering consisted of 8,531,000 IPSs sold at a price of Cdn$10.55 per IPS for gross proceeds of Cdn$90 million and Cdn$60 million aggregate principal amount of Debentures. The IPSs and Debentures were sold on a bought deal basis to a syndicate of underwriters led by BMO Capital Markets that included National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc. and Dundee Securities Corporation.

The first distribution which purchasers of IPSs under the offering are eligible to receive will be payable on or about November 30, 2006 to holders of record on October 31, 2006.

The Debentures pay interest semi-annually on April 30 and October 31 each year, commencing on April 30, 2007. The Debentures mature on October 31, 2011 and are convertible into approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, at any time, at the option of the holder, representing a conversion price of Cdn$12.40 per IPS. The Debentures are listed on the Toronto Stock Exchange under the symbol ATP.DB.

As previously reported, the net proceeds of the offering will be used by Atlantic Power to: (i) partially repay approximately US$37 million of the credit facility arranged in connection with an acquisition of an interest in the Path 15 Project, and (ii) provide proceeds to Atlantic Power Holdings, LLC ("Holdings") that Holdings will use to redeem a portion of the ownership interests in Holdings held by subsidiaries of ArcLight Energy Partners Funds I and II and another investor. In connection with the closing of the offering, Atlantic Power increased its ownership in Holdings from 70.1% to approximately 86%.

The securities offered have not been registered under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or

to, or for the account or benefit of, U.S. persons. This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction.

When used in this news release, the words "will be", "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the bought deal financing, the use of proceeds thereof and the amount and timing of the payment of distributions by Atlantic Power. Such statements are subject to certain risks, uncertainties and assumptions which may cause the actual results, performance or achievements of Atlantic Power to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this news release represent our expectations as of October 11, 2006 and, accordingly, are subject to change after such date. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Atlantic Power Corporation:

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

2007 OCT 10 P 3:29

AtlanticPower Corporation

TRUST INDENTURE

Providing for the Issue of Convertible Secured Debentures

Dated October 11, 2006

Goodmans LLP

250 YONGE STREET
SUITE 2400
TORONTO, ONTARIO M5B 2M6

TABLE OF CONTENTS

TRUST INDENTURE

THIS TRUST INDENTURE made as of the 11th day of October, 2006,

BETWEEN:

ATLANTIC POWER CORPORATION, a corporation continued under the laws of the Province of British Columbia

(hereinafter referred to as the "**Company**")

\- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company authorized to carry on business in all of the provinces and territories of Canada

(hereinafter referred to as the "**Debenture Trustee**")

WITNESSES THAT:

WHEREAS the Company deems it advisable to create and issue the Debentures to be created and issued in the manner as herein provided;

AND WHEREAS the Company, under the laws relating thereto, is duly authorized to create and issue the Debentures to be issued as herein provided;

AND WHEREAS all necessary steps in relation to the Company have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the Debentures, when certified by the Debenture Trustee and issued as in this Indenture provided, legal, valid and binding obligations of the Company;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a) "**90% Redemption Right**" has the meaning ascribed thereto in Section 2.4(h)(iv);

(b) "**Additional Debentures**" means Debentures of any one or more series, other than the first series of Debentures being the Initial Debentures, issued under this Indenture;

(c) "**Affiliate**" of any specified Person means any Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise;

(d) "**Applicable Laws**" means any and all laws, including all federal, state, provincial and local statutes, codes, ordinances, decrees, rules, regulations and municipal by-laws and all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings or awards or other requirements of any other governmental entity, binding on or affecting the Person referred to in the context in which the term was used;

(e) "**Applicable Securities Legislation**" means applicable securities laws (including rules, regulations, policies and instruments) in each of the provinces and territories of Canada;

(f) "**Atlantic Holdings**" means Atlantic Power Holdings, LLC, a limited liability company formed under the laws of Delaware;

(g) "**Bankruptcy Law**" means Title 11, United States Code, or any similar federal or state law for the relief of debtors, or the *Bankruptcy and Insolvency Act* (Canada) or any other Canadian federal or provincial law or foreign law relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors;

(h) "**Beneficial Holder**" means any person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Depository Participant;

(i) "**Blockage Notice**" is defined in Section 6.5;

(j) "**Business Day**" means any day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario;

(k) "**Canadian Dollars**" or "**C$**" means the lawful money in Canada;

(l) "**Capitalized Lease Obligations**" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP;

(m) "**Capital Stock**" means: (i) in the case of a corporation, corporate stock or equity interests, including, without limitation, corporate stock represented by IPSs and corporate stock outstanding upon the separation of IPSs into the securities

represented thereby; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person;

(n) "**Cash Flow Coverage Ratio**" means for the most recently ended four full fiscal quarters of the Company for which financial statements are available, the ratio of Company Cash Flow for such period to the total Interest Expense of the Company plus any mandatory principal repayments on outstanding Indebtedness of the Company for such period;

(o) "**Certificate of the Manager**" means a written certificate signed by any one of the Chief Executive Officer or Chief Financial Officer of the Manager;

(p) "**Change of Control**" means the occurrence of any of the following events:

(i) the sale, lease or transfer to any Person or group, in one or a series of related transactions, of the Company's or Atlantic Holdings' assets generating more than 66 2/3% of Company Cash Flow for the 12-month period ended on the last day of the most recent fiscal quarter;

(ii) the adoption of a plan relating to the liquidation or dissolution of the Company or Atlantic Holdings;

(iii) the acquisition by any Person or group of a direct or indirect interest in more than 50% of: (A) the Common Shares of the Company or the common membership interests of Atlantic Holdings; or (B) the voting power or Voting Stock of the Company or Atlantic Holdings; by way of purchase, merger or consolidation or otherwise (other than a creation of a holding company that does not involve a change in the beneficial ownership of the Company as a result of such transaction); or

(iv) the merger or consolidation of the Company or Atlantic Holdings with or into another Person or the merger of another Person into the Company or Atlantic Holdings with the effect that immediately after such transaction the shareholders of the Company or the holders of common membership interests of Atlantic Holdings immediately prior to such transaction hold, directly or indirectly, less than 50% of the total Voting Stock of the Person surviving such merger or consolidation, in each case other than the creation of a holding company that does not involve a change in the beneficial ownership of the Company or Atlantic Holdings as a result of such transaction;

(q) "**Change of Control Notice**" has the meaning attributed to it in Section 2.4(h)(ii);

(r) "**Collateral Agency and Intercreditor Agreement**" means that certain Second Amended and Restated Collateral Agency and Intercreditor Agreement dated as of October 11, 2006, by and among Bank of Montreal as collateral agent, the lenders

party to the Existing Credit Facility, Bank of Montreal as agent under the Existing Credit Facility, the lenders party to the Term Loan Facility, Bank of Montreal as agent under the Term Loan Facility, the Debenture Trustee and Computershare Trust Company of Canada as "Trustee" under the Subordinated Note Indenture, as such agreement may be amended, restated, supplemented, or otherwise modified from time to time and at any time;

(s) "**Collateral Agent**" means Bank of Montreal in its capacity as "Collateral Agent" pursuant to the Collateral Agency and Intercreditor Agreement;

(t) "**Common Share**" means the common shares in the capital of the Company;

(u) "**Company**" has the meaning attributed to it in the recitals;

(v) "**Company's Auditors**" or "**Auditors of the Company**" means an independent firm of chartered accountants duly appointed as auditors of the Company;

(w) "**Company Cash Flow**" means, for any period, the difference of (i) the aggregate amount of all cash distributions received or receivable in respect of such period, by the Company from Atlantic Holdings or any other source during such period plus the Company's *pro rata* share (based on its common membership ownership interest in Atlantic Holdings) of any cash distributions received by Atlantic Holdings in respect of such period and retained by Atlantic Holdings, in each such case exclusive of any distribution attributable to any net proceeds realized by the Company, a Significant Entity of the Company or a project upon the sale or disposition of plant, property and equipment, which is not disposed of in the ordinary course of business and any other extraordinary items, minus (ii) any amounts paid in cash by the Company in respect of expenses (other than Interest Expense), including taxes determined on a pro forma, annual basis for a full tax year;

(x) "**Conversion Price**" means (i) with respect to the Initial Debentures, the C$12.40 amount for which each IPS may be issued from time to time upon the conversion of the Initial Debentures, as adjusted in accordance with the provisions of Article 7 and (ii) for any other series of Debentures which are by their terms convertible, the amount set upon their creation, as adjusted in accordance with the provisions of Article 7;

(y) "**Counsel**" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Debenture Trustee or retained or employed by the Company and acceptable to the Debenture Trustee, acting reasonably;

(z) "**Current Market Price**" means the volume weighted average price per IPS, in Canadian Dollars, for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event on the TSX (or, if not listed thereon, on such stock exchange on which IPSs are listed or, if the IPSs are not listed on any stock exchange, then on the over-the-counter market) or, if there is no market, fair value as determined by an independent financial advisor;

(aa) "**Date of Conversion**" has the meaning ascribed thereto in Section 7.4(b);

(bb) "**Debenture Liabilities**" means the indebtedness, liabilities and obligations of the Company under Debentures issued under this Indenture of any series, including on account of principal, interest or otherwise;

(cc) "**Debenture Trustee**" means Computershare Trust Company of Canada and includes any successor or successors or any other trustee subsequently appointed pursuant to Section 16.2;

(dd) "**Debentureholders**" or "**holders**" means the Persons for the time being entered in the register for Debentures as registered holders of Debentures;

(ee) "**Debentures**" means the debentures, notes or other evidence of indebtedness of the Company issued and certified hereunder, or deemed to be issued and certified hereunder, including, without limitation, the Initial Debentures, and for the time being outstanding, whether in definitive or interim form or in the form of Global Debentures;

(ff) "**Depository**" means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the Person designated as depository by the Company pursuant to Section 2.6(a) until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "**Depository**" shall mean each Person who is then a depository hereunder, and if at any time there is more than one such Person, "**Depository**" as used with respect to the Debentures of any series shall mean each depository with respect to the Global Debentures of such series and, in the case of the Initial Debentures, the Depository shall initially be the Canadian Depository for Securities Limited ("**CDS**");

(gg) "**Depository Participant**" means a broker, dealer, bank, other financial institution or other person for whom from time to time, a Depository effects book entries for a Global Debenture deposited with the Depository;

(hh) "**Designated Senior Secured Indebtedness**" means outstanding Senior Secured Indebtedness which requires subordinated debt of the Company to have a forbearance provision.

(ii) "**Directors**" means the directors of the Company on the date hereof or such directors as may, from time to time, be appointed or elected directors of the Company pursuant to the Company's articles and by-laws, and applicable laws, and "**Director**" means any one of them, and reference to action by the Directors means action by the Directors as a board;

(jj) "**ERISA**" means the *United States Employee Retirement Income Security Act of 1974*, as amended, or any successor statute;

(kk) "**Event of Default**" has the meaning ascribed thereto in Section 9.1;

(ll) "**Existing Credit Facility**" means the credit agreement in connection with a revolving term credit facility dated as of November 18, 2004, as amended to the date

hereof, among, *inter alia*, Atlantic Holdings, as borrower, the various financial institutions as are or may become parties thereto, and Bank of Montreal, as agent, as amended by that certain First Amendment to Credit Agreement dated as of April 29, 2005, as further amended by that certain Second Amendment to Credit Agreement dated as of November 13, 2005, as further amended by that certain Third Amendment to Credit Agreement, dated as of September 15, 2006, as further amended by that certain Fourth Amendment to Credit Agreement dated as of October 11, 2006 and as may be further modified, amended, revised, restated, supplemented, assigned or replaced from time to time and at any time;

(mm) "**Existing Investors**" means Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC;

(nn) "**Existing Investor Interests**" means the common membership interests and Class B membership interests in Atlantic Holdings held by the Existing Investors;

(oo) "**Extraordinary Resolution**" has the meaning ascribed thereto in Section 14.12;

(pp) "**Fair Market Value**" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction;

(qq) "**Freely Tradeable**" means, in respect of any IPSs, Common Shares, Subordinated Notes or any other securities of the Company or any other Person, as the case may be, which securities (i) may be issued without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation and such issue does not constitute a distribution (other than a distribution already qualified by prospectus or similar offering document) under Applicable Securities Legislation; and (ii) can be traded by the holder thereof without any restriction under Applicable Securities Legislation, such as hold periods, except in the case of a control distribution (as defined in the Applicable Securities Legislation);

(rr) "**Fully Registered Debentures**" means Debentures registered as to both principal and interest;

(ss) "**generally accepted accounting principles or GAAP**" means generally accepted accounting principles in Canada from time to time approved by the Canadian Institute of Chartered Accountants;

(tt) "**Global Debenture**" means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.6 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository's book-entry only registration system;

(uu) "**Government Obligations**" means short-term Canadian government obligations;

(vv) "**guarantee**" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) direct or indirect, in any manner (including, letters of credit and reimbursement agreements in respect thereof), of all or any part of any indebtedness or other obligations;

(ww) "**Guarantee**" means that certain guarantee dated as of October 11, 2006 by each of the Guarantors listed on Schedule 1 hereto and any other guarantee of the obligations of the Company under this Indenture by any Person in accordance with the provisions of this Indenture, in each case, as same may from time to time be modified, amended, revised, restated, supplemented, assigned, consolidated or replaced;

(xx) "**Guarantor**" means any Person that incurs a Guarantee including the parties listed as Guarantors on Schedule 1; provided that upon the release or discharge of such Person from its Guarantee in accordance with this Indenture, such Person ceases to be a Guarantor;

(yy) "**Incur**" means issue, assume, guarantee, incur or otherwise become liable for and "**Incurred**" or "**Incurrence**" will have a corresponding meaning; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Significant Entity (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Significant Entity;

(zz) "**Indebtedness**" means, with respect to any Person: (i) the principal of any indebtedness of such Person, whether or not contingent: (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred and Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, or (d) in respect of Capitalized Lease Obligations; (ii) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and (iii) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; provided, further, that any obligation of the Company or any Significant Entity in respect of account credits or participants under any employee, director or officer compensation plan of the Company or Significant Entity and any obligation of the Company or any Significant Entity in respect of the Liquidity Right, will be deemed not to constitute Indebtedness;

(aaa) "**Initial Debentureholders**" means the Persons for the time being entered into the register of Debentures as registered holders of the Initial Debentures;

(bbb) "**Initial Debentures**" means the Debentures designated as "6.25% Convertible Secured Debentures" and described in Section 2.4;

(ccc) "**Interest Expense**" means, in respect of any Person, for any period, the total cash interest expense (including that attributable to Capitalized Lease Obligations) of such Person for such period with respect to all outstanding Indebtedness of such Person (including, without limitation, all commissions, discounts and other fees and charges owed by such Person with respect to letters of credit and bankers' acceptance financing and net costs of such Person under hedge agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP);

(ddd) "**Interest Obligation**" means the obligation of the Company to pay interest on the Debentures, as and when the same becomes due;

(eee) "**Interest Payment Date**" means a date specified in a Debenture as the date on which an instalment of interest on such Debenture shall become due and payable;

(fff) "**IPS**" means an "income participating security" consisting of one Common Share and C$5.767 aggregate principal amount of Subordinated Notes, as such IPSs are constituted on the date of execution and delivery of this Indenture and for greater certainty, upon or following a separation of IPSs, references herein to IPSs shall mean and refer to the component Common Share and Subordinated Notes thereof; provided that in the event of a change or a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such other similar transaction, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales, conveyances, liquidations, dissolutions, windings-up or similar transactions, then "**IPSs**" shall mean securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up or such other similar transaction;

(ggg) "**IPS Bid Request**" means a request for bids to purchase IPSs (to be issued by the Company on the IPS Delivery Date) made by the Debenture Trustee in accordance with the IPS Interest Payment Election Notice and which shall make the acceptance of any bid conditional upon the acceptance of sufficient bids to result in aggregate net proceeds from such issue and sale of IPSs which, together with the cash payments by the Company, if any, equal the Interest Obligation;

(hhh) "**IPS Delivery Date**" means a date not less than one Business Day prior to the applicable Interest Payment Date, upon which IPSs are delivered by the Company to the Debenture Trustee for sale pursuant to IPS Purchase Agreements (together with the cash payments by the Company, if any, required to be made in order to pay in full the applicable Interest Obligation);

(iii) "**IPS Interest Payment Election**" means an election by the Company to raise funds to satisfy all or part of an Interest Obligation on the applicable Interest Payment Date by the delivery of IPSs in the manner described in the IPS Interest Payment Election Notice;

(jjj) "**IPS Interest Payment Election Amount**" means the sum of (i) the amount of the aggregate net proceeds resulting from the sale of IPSs on the IPS Delivery Date pursuant to acceptable bids obtained pursuant to the IPS Bid Request; and (ii) the cash payments by the Company, if any, including any cash amount paid by the Company in respect of fractional IPSs pursuant to Section 11.1(g), which sum shall be equal to the aggregate amount of the Interest Obligation in respect of which the IPS Interest Payment Election Notice was delivered;

(kkk) "**IPS Interest Payment Election Notice**" means a written notice made by the Company to the Debenture Trustee specifying:

(i) the Interest Obligation to which the election relates;

(ii) the IPS Interest Payment Election Amount;

(iii) the investment banks, brokers or dealers (i) through which the Debenture Trustee shall seek bids to purchase the IPSs and the conditions of such bids, which may include the minimum number of IPSs, minimum price per IPS, timing for closing for bids and such other matters as the Company may specify, or (ii) with which the Company will establish an account or accounts for the purpose of selling IPSs; and

(iv) that the Debenture Trustee shall accept through the investment banks, brokers or dealers selected by the Company only those bids which comply with such notice;

(lll) "**IPS Proceeds Investment**" has the meaning attributed thereto in Section 11.1(h);

(mmm) "**IPS Purchase Agreement**" means an agreement in customary form among the Company, the Debenture Trustee and the Persons making acceptable bids pursuant to an IPS Bid Request, providing for the purchase of IPSs, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Debentures or IPSs are then listed;

(nnn) "**Lien**" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the *Personal Property Security Act* (Ontario) (or equivalent statutes) of any jurisdiction); provided that in no event will an operating lease be deemed to constitute a Lien;

(ooo) "**Liquidity Right**" means the right in the limited liability company agreement of Atlantic Holdings permitting the holders of the Existing Investor Interests to require Atlantic Holdings to purchase for cancellation the Existing Investor Interests;

(ppp) "**Major Project Operating Entity**" means a Project Operating Entity if the cash distributions received indirectly by Atlantic Holdings from such Project Operating Entity during the 12 month period ended on the last day of the most recent fiscal quarter represent, in the aggregate, 20% or more of the consolidated cash flow of Atlantic Holdings determined in accordance with U.S. GAAP for such period;

(qqq) "**Major Significant Entity**" means a Significant Entity of the Company if the cash flow of the Significant Entity for the 12 month period ended on the last day of the most recent fiscal quarter, on a consolidated basis, is equal to or greater than 20% of the consolidated cash flow of the Company determined in accordance with U.S. GAAP for such period and includes each Major Project Operating Entity;

(rrr) "**Manager**" means Atlantic Power Management, LLC, the manager of the Company;

(sss) "**Material Adverse Effect**" means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, financial condition, or assets of (i) the Company or (ii) Atlantic Holdings and its consolidated Significant Entities taken as a whole; (b) a material impairment of the ability of Atlantic Holdings or the Guarantors to pay any obligation when due or otherwise to perform its material obligations under the Senior Credit Agreements or the Security Documents, in each case, to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability of this Indenture, the Senior Credit Agreements or the Security Documents, in each case, against the Company, Atlantic Holdings or any Guarantor a party thereto;

(ttt) "**Maturity Account**" means an account or accounts required to be established by the Company (and which shall be maintained by and subject to the control of the Debenture Trustee) for each series of Debentures pursuant to and in accordance with this Indenture;

(uuu) "**Maturity Date**" for a Debenture means the date of maturity for such Debenture as prescribed in this Indenture or in any supplement hereto;

(vvv) "**Offering**" means the public offering by short form prospectus dated October 2, 2006 of C$60,000,000 aggregate principal amount of Initial Debentures;

(www) "**Ordinary Resolution**" has the same meaning as "Extraordinary Resolution" except that references in the latter to "66⅔%" shall become references to "a majority" for the purposes of defining "Ordinary Resolution";

(xxx) "**Payment Blockage Period**" is defined in Section 6.5;

(yyy) "**Periodic Offering**" means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the

redemption and conversion provisions, if any, with respect thereto, are to be determined by the Company upon the issuance of such Debentures from time to time;

(zzz) "**Person**" includes an individual, corporation, company, limited liability company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(aaaa) "**Pledge Agreements**" means those amended and restated pledge agreements dated the date of this Indenture between the Pledgors and the Collateral Agent, as set out in Schedule 2, as same may from time to time be modified, amended, revised, restated, supplemented, assigned, consolidated or replaced and "**Pledge Agreement**" means any one of such agreements;

(bbbb) "**Pledgor**" means any Person that enters into a Pledge Agreement including the parties listed as Pledgors on Schedule 2;

(cccc) "**Proceedings**" means any action, suit, remedy or proceeding (whether judicial or extra-judicial) against the Company or any of its Significant Entities, or any of their respective property, assets or undertaking, to collect or enforce payment of the principal of, premium, if any, and interest on any or all of the Debentures or any other amounts owing under the Debentures or this Indenture or to enforce performance of any other covenants or obligations of the Company under this Indenture or any of the Debentures (including, without limitation, any action or proceedings for payment under the Debentures, the appointment of a liquidator or receiver of the Company or any of its Significant Entities or any of its property, assets or undertaking or the winding up of the Company or any of its Significant Entities or any proceeding to petition the Company or any of its Significant Entities into bankruptcy);

(dddd) **"Project Operating Entity"** means a limited partnership, corporation or other entity that directly owns the Projects;

(eeee) **"Projects"** means the projects described in the Prospectus as well as any other power generation or transmission projects, energy-related projects, utility or infrastructure projects or other projects in which the Company has a direct or indirect investment;

(ffff) **"Prospectus"** means the final prospectus of the Company dated October 2, 2006 and filed with the securities regulatory authorities in each province and territory of Canada;

(gggg) "**Put Date**" has the meaning ascribed thereto in Section 2.4(h)(i);

(hhhh) "**Put Price**" has the meaning ascribed thereto in Section 2.4(h)(i);

(iiii) "**Put Right**" has the meaning ascribed thereto in Section 2.4(h)(i);

(jjjj) "**Redemption Date**" has the meaning ascribed thereto in Section 5.3;

(kkkk) "**Redemption Notice**" has the meaning ascribed thereto in Section 5.3;

(llll) "**Redemption Price**" means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture;

(mmmm) "**Representative**" means the trustee, agent or representative (if any) for an issue of Senior Secured Indebtedness;

(nnnn) "**Security Documents**" means the Pledge Agreements and the Guarantees;

(oooo) "**Securityholder**" means the Person in whose name a security is registered on the registrar's books;

(pppp) "**Senior Credit Agreements**" means the Existing Credit Facility and the Term Loan Facility;

(qqqq) "**Senior Creditor**" means a holder or holders of Senior Secured Indebtedness and includes any agent or agents or representative or representatives or trustee or trustees of any such holder or holders;

(rrrr) "**Senior Secured Indebtedness**" shall mean the principal of and the interest and premium (or any other amounts payable thereunder), if any, on:

(i) all secured Indebtedness, liabilities and obligations of the Company, Atlantic Holdings and any other Guarantor, whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed whether or not in connection with an acquisition by the Company, Atlantic Holdings or any other Guarantor of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) or whether or not in connection with an acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any Significant Entity of the Company or any Guarantor, for payment of which the Company, Atlantic Holdings or such other Guarantor is responsible or liable, whether absolutely or contingently;

(ii) all secured obligations of the Company, Atlantic Holdings, any other Guarantor or any Significant Entity under (A) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements, and (B) other agreements or arrangements designed to manage or hedge fluctuations in currency exchange, interest rates or commodity prices;

(iii) all Indebtedness, liabilities and obligations under the guarantee(s) now or at any time hereafter granted by the Company, Atlantic Holdings, any other Guarantor or any of their Significant Entities in respect of the obligations,

liabilities and indebtedness under either or both of the Senior Credit Agreements; and

(iv) amendments, restatements, modifications, renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations,

unless in each case it is provided by the terms of the instrument creating or evidencing such secured indebtedness, liabilities or obligations that such secured indebtedness, liabilities or obligations are not superior in right of payment to Debentures; and "**Senior Secured Indebtedness**" shall, in all events, exclude the Subordinated Notes but include all of the obligations of the borrower, issuer and/or guarantor under either or both of the Senior Credit Agreements;

(ssss) "**Senior Security**" means all mortgages, liens, pledges, charges (whether fixed or floating), security interests or other encumbrances of any kind, contingent or absolute, granted by the Company and its Significant Entities, including without limitation Atlantic Power Holdings and the Guarantors and held by or on behalf of any Senior Creditor and in any manner securing any Senior Secured Indebtedness;

(tttt) "**Significant Entity**" means, with respect to any Person, (i) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which 40% or more of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Significant Entities of that Person or a combination thereof and (ii) any partnership, joint venture or limited liability company of which 40% or more of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Significant Entities of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and, in the case of a general or limited partnership, such Person owns or controls, directly or indirectly, 40% or more of the total equity and voting rights of the general partner of such entity;

(uuuu) "**Subordinated Indebtedness**" means, with respect to the Company, any Guarantor or any Significant Entity, (i) all indebtedness which is not Senior Indebtedness or *pari passu* indebtedness, (ii) the Subordinated Notes, (iii) all unsecured indebtedness or obligations of the Company, any Guarantor or any Significant Entity, and (iv) any indebtedness of the Company, any Guarantor or any Significant Entity that is subordinated pursuant to the terms of the instrument creating or evidencing such indebtedness;

(vvvv) "**Subordinated Notes**" means the 11.0% secured, subordinated notes issued and to be issued from time to time by the Company pursuant to the Subordinated Note Indenture;

(wwww) "**Subordinated Note Indenture**" means the indenture dated November 18, 2004 between the Company, Atlantic Holdings, Computershare Trust Company of Canada and certain other parties;

(xxxx) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended from time to time;

(yyyy) "**Term Loan Facility**" means the term loan credit facility established pursuant to a credit agreement dated September 15, 2006 by and among Atlantic Holdings, the various financial institutions as are or may become parties thereto and Bank of Montreal, as administrative agent, as amended by that certain First Amendment to Term Loan Credit Agreement dated as of October 11, 2006 and as may be further modified, amended, revised, restated, supplemented, assigned or replaced from time to time and at any time;

(zzzz) "**Teton Funding**" means Teton Power Funding, LLC;

(aaaaa) "**this Indenture**", "**this Trust Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(bbbbb) "**Time of Expiry**" means the time of expiry of certain rights with respect to the conversion of Debentures under Article 7 which is to be set forth for each series of Debentures which by their terms are to be convertible;

(ccccc) "**Total Put Price**" has the meaning ascribed thereto in Section 2.4(h)(i);

(ddddd) "**trading day**" means, with respect to the TSX or other market for securities, any day on which such exchange or market is open for trading or quotation;

(eeeee) "**TSX**" means the Toronto Stock Exchange or its successor or successors;

(fffff) "**Underwriters**" means, with respect to the Initial Debentures, BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc. and Dundee Securities Corporation, and with respect to any Additional Debentures of the Company, those Persons or that Person that agrees to purchase, as a security issue, on a fixed date at a fixed price, Additional Debentures of the Company with a view to public distribution of such Additional Debentures;

(ggggg) "**Underwriting Agreement**" means the underwriting agreement dated September 22, 2006 by and among the Company, Atlantic Holdings and the Underwriters with respect to, among other securities, the Initial Debentures;

(hhhhh) "**U.S.**" means the United States of America, its territories and possessions and States of the U.S.;

(iiiii) "**U.S. Dollars**" or "**US$**" means the lawful money in the U.S.;

(jjjjj) "**U.S. Plan Assets**" means any underlying assets described in clause (iii) of the definition of "**U.S. Retirement Plan**" and any assets of any "employee benefit plan" or "plan" described in clause (i) or (ii) of such definition;

(kkkkk) "**U.S. Retirement Plan**" means (i) any "employee benefit plan", as defined in Section 3 of ERISA that is subject to Title I of ERISA, (ii) any "plan", as defined in and subject to Section 4975 of the U.S. Tax Code, and (iii) any other entity which may be deemed (pursuant to ERISA, regulations of the United States Department of Labor or otherwise) to hold at any time assets of any such "employee benefit plan" or "plan" for any purpose of ERISA or Section 4975 of the U.S. Tax Code;

(lllll) "**U.S. Retirement Plan Debentures**" has the meaning ascribed thereto in Section 3.1;

(mmmmm) "**U.S. Retirement Plan Holder**" has the meaning ascribed thereto in Section 3.1;

(nnnnn) "**U.S. Retirement Plan Prohibition**" has the meaning ascribed thereto in Section 3.1;

(ooooo) "**U.S. Tax Code**" means the *United States Internal Revenue Code of 1986*, as amended, or any successor statute;

(ppppp) "**Voting Stock**" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors, managers or trustees, as the case may be, of such Person;

(qqqqq) "**Written Direction of the Manager**" means an instrument in writing signed by any one of the Chief Executive Officer or Chief Financial Officer of the Manager.

1.2 Meaning of "Outstanding"

Every Debenture certified and delivered by the Debenture Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted, redeemed or delivered to the Debenture Trustee for cancellation, conversion or redemption or monies and/or IPSs or other securities or property, as the case may be, for the payment thereof shall have been set aside under Section 10.2, provided that:

(a) Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b) when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c) for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of

Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Company or a Significant Entity of the Company shall be disregarded except that:

(i) for the purpose of determining whether the Debenture Trustee shall be protected in relying on any such vote, consent, acquisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Debenture Trustee knows are so owned shall be so disregarded;

(ii) Debentures so owned which have been pledged in good faith other than to the Company or a Significant Entity of the Company shall not be so disregarded if the pledgee shall establish to the satisfaction of the Debenture Trustee the pledgee's right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his or her discretion free from the control of the Company or a Significant Entity of the Company; and

(iii) Debentures so owned shall not be disregarded if they are the only Debentures outstanding.

1.3 Interpretation

In this Indenture:

(a) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, respectively, and vice versa;

(b) all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c) all references to Sections, subsections or clauses refer, unless otherwise specified, to sections, subsections or clauses of this Indenture; and

(d) words and terms denoting inclusiveness (such as "**include**" or "**includes**" or "**including**"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.4 Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5 Day not a Business Day

In the event that any day on which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6 Applicable Law

This Indenture and the Debentures shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. The Company hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

1.7 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.8 Invalidity, etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9 Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as Schedule A, be drawn up in the English language only.

Les parties aux présentes reconnaissent avoir accepté et demandé que le présent acte de fiducie et tous les documents s'y rapportant, y compris, sans restreindre la portée générale de ce qui précède, le formulaire de débenture joint aux présentes à titre d'annexe A, soient rédigés en langue anglaise seulement.

1.10 Successors and Assigns

All covenants and agreements in this Indenture by the Company shall bind its respective successors and assigns, whether expressed or not.

1.11 Time of Essence

Time shall be of the essence of this Indenture.

1.12 All Payments Net of Taxes

For greater certainty, any and all payments to be made pursuant to this Indenture of or on account of principal, premium, if any, and interest or any deemed interest on the Debentures (including upon redemption, purchase or conversion of the Debentures) or of any other amount, whether paid or payable in money, IPSs or other securities or property, shall be made subject to the deduction of any and all applicable taxes or withholdings.

1.13 Schedules

The following Schedules form part of this Indenture:

Schedule "A" – Form of Debenture
Schedule "B" – Form of Redemption Notice
Schedule "C" – Form of Maturity Notice
Schedule "D" – Form of Notice of Conversion
Schedule "E" – Form of Put Exercise Notice
Schedule 1 – Guarantors
Schedule 2 – Pledgors, Pledge Agreements and Security Agreement

ARTICLE 2
THE DEBENTURES

2.1 Limit of Debentures

The aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited; provided, however that Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.2 Terms of Debentures of any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto or pursuant to the Written Direction of the Manager, prior to the initial issuance of Debentures of any particular series (other than the Initial Debentures, which are provided for in Section 2.4):

(a) the designation of the Debentures of the series (which need not include the term "**Debentures**"), which shall distinguish the Debentures of the series from the Debentures of all other series;

(b) any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Sections 2.9, 2.10, 4.2, 4.3 and 4.6);

(c) the date or dates on which the principal of the Debentures of the series is payable;

(d) the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e) the place or places where the principal of and any interest on Debentures of the series shall be payable or where any Debentures of the series may be surrendered for registration of transfer or exchange;

(f) the right, if any, of the Company to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which

and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise;

(g) the obligation, if any, of the Company to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(i) subject to the provisions of this Indenture, any trustees, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(j) any other events of default or covenants with respect to the Debentures of the series;

(k) whether and under what circumstances the Debentures of the series will be convertible into or exchangeable, in whole or in part, for securities of any Person;

(l) the form and terms of the Debentures of the series;

(m) if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name, or whose nominee's name, the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.9 or 4.2 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debenture may be exchanged for Fully Registered Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof;

(n) if other than Canadian currency, the currency in which the Debentures of the series are issuable; and

(o) any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the Directors, Certificate of the Manager or in an indenture supplemental hereto. Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the Directors, Certificate of the Manager or in an indenture supplemental hereto.

2.3 Form of Debentures

Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the Directors (as set forth in a resolution of the Directors or to the extent established pursuant to, rather than set forth in, a resolution of the Directors, in a Certificate of the Manager detailing such establishment) or in one or more indentures supplemental hereto, in each case, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law, or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the Directors or authorized officer(s) of the Manager executing such Debentures, as conclusively evidenced by his or her execution of such Debentures. The Debenture Trustee shall not be required to ensure compliance with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage in connection with the issue, transfer or conversion of the Debentures. The responsibility for compliance with the foregoing shall be that of the Company or the holder, as applicable.

2.4 Form and Terms of Initial Debentures

(a) The first series of Debentures (the "**Initial Debentures**") authorized for issue immediately is limited to an aggregate principal amount of $60,000,000 and shall be designated as "**6.25% Convertible Secured Debentures**".

(b) The Initial Debentures shall be dated as of the date of closing of the Offering, shall mature on October 31, 2011 and shall bear interest from the date of issue at the rate of 6.25% per annum, payable semi-annually in arrears on April 30 and October 31 in each year, the first such payment to fall due on April 30, 2007 and the last such payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Maturity Date or the earlier date of redemption or conversion of the Initial Debentures) to fall due on the Maturity Date or the earlier date of redemption or conversion, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. For certainty, the first interest payment will include interest accrued and unpaid from and including October 11, 2006 to, but excluding, April 30, 2007, which will be equal to $34.42 for each $1,000 principal amount of the Initial Debentures.

(c) The Initial Debentures will be redeemable at the option of the Company in accordance with the terms of Article 5, provided that the Initial Debentures will not be redeemable on or prior to October 31, 2009. After October 31, 2009 and prior to the Maturity Date, the Initial Debentures may be redeemed in whole or in part from time to time at the option of the Company on notice as provided for in Section 5.3, provided that the Current Market Price is at least 125% of the Conversion Price and the Company shall have provided to the Debenture Trustee a Certificate of the Manager confirming such Current Market Price. In such circumstances, the Initial Debentures will be redeemable at a price equal to their principal amount plus accrued

and unpaid interest. The Redemption Notice for the Initial Debentures shall be substantially in the form of Schedule B.

(d) The Initial Debentures will be subordinated to the Senior Secured Indebtedness (including indebtedness outstanding under either or both of the Senior Credit Agreements) in accordance with the provisions of Article 6. The Company covenants and agrees that the Initial Debentures will be senior to any Subordinated Indebtedness, including the Subordinated Notes, such that no payment of principal on any such debt shall be made nor shall any trustee or holders thereof be entitled to demand, accelerate, institute Proceedings, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of payment of principal until such time as: (i) the obligations under the Initial Debentures shall have been indefeasibly paid in full in cash; or (ii) all of the Initial Debentures have been converted in accordance with Article 7.

(e) Upon and subject to the provisions and conditions of Article 7, the holder of each Initial Debenture shall have the right, at such holder's option, at any time prior to the earlier of the close of business on the Maturity Date and the last Business Day immediately preceding the Redemption Date specified by the Company for redemption of the Initial Debentures by notice to the holders of Initial Debentures in accordance with Sections 2.4(c) and 5.3 (the earlier of which will be the "**Time of Expiry**" for the purposes of Article 7 in respect of the Initial Debentures), to convert the whole or, in the case of a Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of such Debenture into Freely Tradeable IPSs at the Conversion Price in effect on the Date of Conversion (as defined in Section 7.4(b)).

The Conversion Price in effect on the date hereof for each IPS to be issued upon the conversion of Initial Debentures shall be equal to $12.40 per IPS being a conversion ratio of approximately 80.6452 IPSs for each $1,000 principal amount of Initial Debentures so converted. No adjustment to the Conversion Price will be made for dividends or distributions on Common Shares and interest on Subordinated Notes issuable upon conversion or for interest accrued or accruing on Initial Debentures surrendered for conversion. Holders converting their Initial Debentures will receive interest which has accrued but not been paid from the date of the most recent Interest Payment Date on which interest was paid in full in accordance with this Indenture to, but not including, the Date of Conversion. The Conversion Price applicable to, and the IPSs, securities or other property receivable on the conversion of, the Initial Debentures is subject to adjustment pursuant to the provisions of Section 7.5.

(f) The Initial Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000 and the Debenture Trustee is hereby appointed as registrar and transfer agent for the Initial Debentures. Each Initial Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any

rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Directors or an officer of the Manager executing such Initial Debenture in accordance with Section 2.7 hereof, as conclusively evidenced by his or her execution of an Initial Debenture. Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the Directors or as specified in a Certificate of the Manager. The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Initial Debentures shall be issued as one or more Global Debentures and the Global Debentures will be registered in the name of the Depository (or any nominee of the Depository). No Beneficial Holder will receive definitive certificates representing its interest in Debentures except as provided in Section 4.2. A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a Person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 4.2.

(g) Upon and subject to the provisions and conditions of Article 11, the Company may elect, from time to time, to raise funds to satisfy all or part of an Interest Obligation on the Initial Debentures on any Interest Payment Date by delivering IPSs to the Debenture Trustee for sale through the facilities of a registered broker/dealer.

(h) Subject to Applicable Securities Legislation and any required regulatory approval, upon the occurrence of a Change of Control and subject to the provisions and conditions of this Section 2.4(h) and Article 6, Debentureholders have a right to require the Company to purchase their Initial Debentures. The terms and conditions of such right are set forth below.

(i) Upon the occurrence of a Change of Control, each holder of Initial Debentures shall have the right (the "**Put Right**") to require the Company to purchase, on the date (the "**Put Date**") which is 30 days following the date upon which the Debenture Trustee delivers a Change of Control Notice (as defined below) to the holders of Initial Debentures, all or any part of such holder's Initial Debentures at a price equal to 101% of the principal amount thereof (the "**Put Price**") plus accrued and unpaid interest, if any, on such Initial Debenture up to, but excluding, the Put Date (collectively, the "**Total Put Price**").

(ii) The Company will, as soon as practicable, and in any event no later than two Business Days after the occurrence of a Change of Control, give written notice to the Debenture Trustee of the Change of Control. The Debenture Trustee will, as soon as practicable thereafter, and in any event no later than four Business Days after receiving notice from the Company of the Change of Control, provide written notice to the holders of Initial Debentures of the Change of Control (a "**Change of Control Notice**"). The Change of Control

Notice shall include a description of the Change of Control, details of the Debentureholders' Put Right under the terms of the Indenture, a statement that each holder will be entitled to withdraw his election to require the Company to purchase if the Debenture Trustee receives, no later than the close of business on the third Business Day immediately preceding the Put Date, a facsimile transmission or letter setting forth the name of such holder, the principal amount of the Initial Debentures tendered for purchase and a statement that such holder is withdrawing his election to have the Initial Debentures purchased and a description of the rights of the Company to redeem untendered Initial Debentures in accordance with Section 2.4(h)(iv) hereof.

(iii) To exercise the Put Right the Debentureholder must deliver to the Debenture Trustee, not less than five Business Days prior to the Put Date, written notice of the holder's exercise of such right in the form attached as Schedule E.

(iv) If 90% or more in aggregate principal amount of Initial Debentures outstanding on the date the Company provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Put Right on the Put Date, the Company shall have the right upon written notice provided to the Debenture Trustee prior to the Put Date, to redeem all the remaining outstanding Initial Debentures on the Put Date at the Total Put Price (the "**90% Redemption Right**").

(v) Upon receipt of notice that the Company shall exercise the 90% Redemption Right and acquire the remaining Initial Debentures, the Debenture Trustee shall as soon as reasonably practicable provide written notice to all Debentureholders that did not previously exercise the Put Right that:

(A) the Company has exercised the 90% Redemption Right and will purchase all outstanding Initial Debentures on the Put Date at the Total Put Price, including a calculation of such holder's Total Put Price;

(B) they must transfer their Initial Debentures to the Debenture Trustee on the same terms as those holders that exercised the Put Right and the Depository shall make notations on the Global Debenture of the principal amount thereof so transferred; and

(C) the rights of such holder under the terms of the Initial Debentures shall cease as of the Put Date provided the Company has paid the Total Put Price to, or to the order of, the Debenture Trustee and thereafter the Initial Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive the Total Put Price upon surrender and delivery of such holder's Initial Debentures in accordance with the Indenture.

(vi) The Company shall, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Put Date, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, by electronic transfer of funds, such sums of money as may be sufficient to pay the Total Put Price of the Initial Debentures to be purchased or redeemed by the Company on the

Put Date, provided the Company may elect to satisfy this requirement by providing the Debenture Trustee with a certified cheque for such amounts required under this Section 2.4(h)(vi). The Company shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses that may be incurred by the Debenture Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Initial Debentures, the Total Put Price to which they are entitled on the Company's purchase or redemption.

(vii) In the event that one or more of such Initial Debentures being purchased in accordance with this Section 2.4(h) becomes subject to purchase in part only, upon surrender of such Initial Debentures for payment of the Total Put Price, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

(viii) Initial Debentures for which holders have exercised the Put Right and Initial Debentures which the Company has elected to redeem in accordance with the 90% Redemption Right shall become due and payable at the Total Put Price on the Put Date, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Put Date, if the money necessary to purchase or redeem the Initial Debentures shall have been deposited as provided in this Section 2.4(h) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(ix) In case the holder of any Initial Debenture to be purchased or redeemed in accordance with this Section 2.4(h) shall fail on or before the Put Date to surrender such holder's Initial Debenture or shall not within such time accept payment of the money payable; or give such receipt therefor, if any, as the Debenture Trustee may require, such monies may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Initial Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery up of such holder's Initial Debenture, of the Total Put Price. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of the Total Put Price shall remain so deposited for a period of ten years from the Put Date, then such monies shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Company and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them.

(x) Subject to the provisions above related to Initial Debentures purchased in part, all Initial Debentures redeemed and paid under this Section 2.4(h) shall forthwith be delivered to the Debenture Trustee and cancelled and no Initial Debentures shall be issued in substitution therefor.

(i) The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) with respect to the Initial Debentures prior to the issuance of the Initial Debentures.

2.5 Certification and Delivery of Additional Debentures

The Company may from time to time request the Debenture Trustee to certify and deliver Additional Debentures of any series by delivering to the Debenture Trustee the documents referred to below in this Section 2.5 whereupon the Debenture Trustee shall certify such Additional Debentures and cause the same to be delivered in accordance with the Written Direction of the Manager referred to below or pursuant to such procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Manager. The maturity date, issue date, interest rate (if any) and any other terms of the Additional Debentures of such series shall be set forth in a supplemental indenture or determined by or pursuant to such Written Direction of the Manager. In certifying such Additional Debentures, the Debenture Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(a) a Certificate of the Manager and/or executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures are established;

(b) a Written Direction of the Manager, addressed to the Debenture Trustee, requesting certification and delivery of such Additional Debentures and setting forth delivery instructions, provided that, with respect to Additional Debentures of a series subject to a Periodic Offering:

(i) such Written Direction of the Manager may be delivered by the Company to the Debenture Trustee prior to the delivery to the Debenture Trustee of such Additional Debentures of such series for certification and delivery;

(ii) the Debenture Trustee shall certify and deliver Additional Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Written Direction of the Manager or pursuant to procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Manager; and

(iii) the maturity date or dates, issue date or dates, interest rate or rates (if any) and any other terms of Additional Debentures of such series shall be determined by an executed supplemental indenture or by Written Direction of the Manager or pursuant to such procedures;

(c) an opinion of Counsel that all requirements imposed by this Indenture or by law in connection with the proposed issue of Additional Debentures have been complied

with, subject to the delivery of certain documents or instruments specified in such opinion; and

(d) a Certificate of the Manager, addressed to Debenture Trustee, certifying that the Company is not in default under this Indenture, that the terms and conditions for the certification and delivery of Additional Debentures (including those set forth in Section 16.5), have been complied with subject to the delivery of any documents or instruments specified in such Certificate of the Manager and that no Event of Default exists or will exist upon such certification and delivery.

2.6 Issue of Global Debentures

(a) The Company may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures registered in the name of a Depository, or its nominee, designated by the Company in the Written Direction of the Manager delivered to the Debenture Trustee at the time of issue of such Debentures, and in such event the Company shall execute and the Debenture Trustee shall certify and deliver one or more Global Debentures that shall:

(i) represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures;

(ii) be delivered to such Depository or pursuant to such Depository's instructions; and

(iii) bear a legend substantially to the following effect:

> "This Debenture is a Global Debenture within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture."

(b) Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.7 Execution of Debentures

All Debentures shall be signed (either manually or by facsimile signature) by any one Director of the Company or authorized officer or director of the Manager holding office at the time of signing. A facsimile signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any

person whose signature, either manual or in facsimile, appears on a Debenture as a Director of the Company or authorized officer or director of the Manager may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Company and entitled to the benefits of this Indenture.

2.8 Certification

No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Debenture Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Debenture Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Company and the holder is entitled to the benefits hereof.

The certificate of the Debenture Trustee signed on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Debenture Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Debenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Debenture Trustee signed on the Debentures or interim Debentures shall, however, be a representation and warranty by the Debenture Trustee that the Debentures or interim Debentures have been duly certified by or on behalf of the Debenture Trustee pursuant to the provisions of this Indenture.

2.9 Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Debenture Trustee, the Company may issue and the Debenture Trustee may certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or the Company may execute and the Debenture Trustee may certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and the Company may deliver the same to the Debenture Trustee and thereupon the Debenture Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Company, and the Debenture Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Company shall have delivered the definitive Debentures to the Debenture Trustee, the Debenture Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Company or the Debenture Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10 Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed and in the absence of the Company's receipt of any notice that such Debenture has been acquired by a *bona fide* purchaser, the Company, in its discretion, may issue, and thereupon the Debenture Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Debenture Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. The new or substituted Debenture may have endorsed upon it the fact that it is in replacement of a previous Debenture. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Company and to the Debenture Trustee such evidence of the loss, theft or destruction of the Debenture and such other documents as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11 Concerning Interest

(a) Except as may otherwise be provided in this Indenture or in any supplemental indenture or Written Direction of the Manager in respect of a series of Debentures and subject to Section 2.4(b) with respect to the calculation of interest in respect of the initial interest payment to be paid on the Initial Debentures, all Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest (i) from their issue date, or (ii) from and including the last Interest Payment Date in respect of which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from their issue date or from and including the last Interest Payment Date in respect of which interest shall have been paid or made available for payment on such Debentures, in all cases, to but excluding the next Interest Payment Date. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days lapsed in the relevant interest period. Interest payable in a calendar year shall be payable semi-annually in arrears. Interest on all Debentures issued hereunder shall cease to accrue on, but not including, the Maturity Date, Redemption Date or Date of Conversion, as applicable, for such Debentures, unless, upon due presentation, payment of principal or delivery of amounts, securities or other property payable or deliverable hereunder and payment of any accrued and unpaid interest or other amounts payable hereunder is improperly withheld or refused.

(b) Subject to Section 2.4(b) in respect of the method for calculating the amount of interest to be paid on the Initial Debentures on the first Interest Payment Date in respect thereof, with respect to any series of Debentures, whenever interest is computed on a basis of a year (the "**deemed year**") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12 Debentures to Rank *Pari Passu*

The Debentures will be direct secured obligations of the Company. Each Debenture of the same series of Debentures will rank *pari passu* with each other Debenture of the same series (regardless of their actual date or terms of issue). The payment of the principal of, and interest on, the Debentures shall, as provided in Article 6, be subordinated and postponed in right of payment to all Senior Secured Indebtedness.

2.13 Payments of Amounts Due on Maturity

Except as may otherwise be provided in this Indenture or any supplemental indenture in respect of any series of Debentures, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Company will establish and maintain with the Debenture Trustee a Maturity Account for each series of Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Debenture Trustee for the purposes of this Indenture. On or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to each Maturity Date for Debentures outstanding from time to time under this Indenture, the Company will deposit in the applicable Maturity Account an amount sufficient to pay the cash amount payable in respect of such Debentures (including the principal amount and premium (if any), together with any accrued and unpaid interest thereon less any withholding tax required or permitted by law to be deducted or withheld), provided the Company may elect to satisfy this requirement by providing the Debenture Trustee with one or more certified cheques, or with funds by electronic transfer, for such amounts required under this Section 2.13. The Debenture Trustee, on behalf of the Company, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on the Debenture (less applicable withholding taxes, if any), upon surrender of the Debenture at any branch of the Debenture Trustee designated for such purpose from time to time by the Company and the Debenture Trustee. The deposit or the making available of such amounts to the applicable Maturity Account will satisfy and discharge the liability of the Company for the Debentures to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any withholding tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so deposited or made available the amount to which such holder is entitled.

2.14 Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.4(b) or permitted by Article 11 or specified in a resolution of the Directors, a Certificate of the Manager or a supplemental indenture relating to a particular series of Additional Debentures:

(a) As interest becomes due on each Debenture (except at maturity, on redemption or conversion, when interest may at the option of the Company be paid upon surrender of such Debenture) the Company, either directly or through the Debenture Trustee or any agent of the Debenture Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Debenture Trustee, payment of such interest (less any withholding tax required or permitted to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Debenture Trustee at the close of business on the fifth Business Day prior to the applicable Interest Payment Date and

addressed to the holder at the holder's last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any withholding tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Company or the Debenture Trustee will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Company is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Company may make payment of such interest or make such interest available for payment in any other manner acceptable to the Debenture Trustee with the same effect as though payment had been made in the manner provided above.

(b) Notwithstanding Section 2.14(a), if a series of Debentures is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic funds transfer or cheque made payable to the Depository or its nominee for subsequent payment (less applicable withholding taxes, if any) to Beneficial Holders of interests in that Global Debenture, unless the Company and the Depository otherwise agree. None of the Company, the Debenture Trustee or any agent of the Debenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

ARTICLE 3
LIMITATIONS ON OWNERSHIP

3.1 Prohibition Against Ownership by Certain U.S. Retirement Plans

U.S. Retirement Plans are prohibited from purchasing or otherwise acquiring or holding, directly or indirectly, beneficial ownership of any Debentures at any time, and each purchaser or other acquirer of any Debentures (including any subsequent purchaser or other acquirer), by its purchasing or acquiring Debentures, shall be deemed to have represented to the Company, the Manager and any underwriters of such Debentures that (a) it is not investing assets of a U.S. Retirement Plan in order to acquire or hold the Debentures and will not otherwise hold the Debentures as U.S. Plan Assets and (b) prior to any transfer of the Debentures, it will inform any transferee thereof (other than a transferee in a transaction consummated on the TSX) of the foregoing prohibitions and the representations which such transferee will be deemed to make by purchasing or acquiring the Debentures. The foregoing prohibition and deemed representations are hereinafter

referred to as the "**U.S. Retirement Plan Prohibition**". Each purchaser or other acquirer of any Debentures at any time (including any subsequent purchaser or other acquirer) shall also be deemed to have agreed to indemnify the Company, the Manager, any underwriters of such Debentures, their Affiliates and their respective directors and employees (including their respective successors and assigns) against any loss, cost or damage caused by any breach by such Person of the U.S. Plan Prohibition (a "**Deemed Indemnity**").

The Manager may require any purchaser or other acquirer of Debentures to file a declaration to the effect that it has not violated the U.S. Retirement Plan Prohibition. If the Manager determines, as a result of any such declaration or otherwise, that a violation of the U.S. Retirement Plan Prohibition has occurred or that, after giving effect to any proposed subscription, issue or transfer of Debentures to any Person, a violation of the U.S. Retirement Plan Prohibition would occur, the Manager may instruct the Debenture Trustee not to accept any subscription for any Debentures from such Person, issue any Debentures to such Person or register or otherwise recognize the transfer of any Debentures to such Person, unless such Person shall provide a declaration that it has not violated the U.S. Retirement Plan Prohibition. If, notwithstanding the foregoing, the Manager determines that one or more Debentures were acquired or are being held in violation of the U.S. Retirement Plan Prohibition, the Manager may instruct the Debenture Trustee to send a written notice prepared by the Manager (a "**U.S. Retirement Plan Notice**") to the appropriate holder of record to be delivered to the applicable beneficial owner of the Debentures (a "**U.S. Retirement Plan Holder**"). The U.S. Retirement Plan Notice shall require such U.S. Retirement Plan Holder to sell all of its Debentures (collectively, "**U.S. Retirement Plan Debentures**") to a Person whose ownership does not violate the U.S. Retirement Plan Prohibition within the period stipulated in the U.S. Retirement Plan Notice. The U.S. Retirement Plan Notice shall be given by registered prepaid mail to the holder of record for such U.S. Retirement Plan Holder and shall specify a date, which shall not be less than 10 days, within which the U.S. Retirement Plan Debentures must be sold to a Person whose ownership does not violate the U.S. Retirement Plan Prohibition. The U.S. Retirement Plan Notice shall also require the U.S. Retirement Plan Holder to notify the Manager forthwith after the required sale has been completed.

If the U.S. Retirement Plan Debentures have not been sold by the U.S. Retirement Plan Holder on or before the date stipulated in the U.S. Retirement Plan Notice and the U.S. Retirement Plan Holder has not provided evidence satisfactory to the Manager to the effect that U.S. Retirement Plan Holder's ownership does not violate the U.S. Retirement Plan Prohibition before such date, the Manager may instruct the Debenture Trustee, without further notice, to effect the transfer of the U.S. Retirement Plan Debentures on behalf of the U.S. Retirement Plan Holder on and subject to the terms herein contained and, in the interim, to suspend the rights of such U.S. Retirement Plan Holder to receive interest payments or receive distributions in respect of the U.S. Retirement Plan Debentures, to exercise the voting rights of the U.S. Retirement Plan Debentures or to convert the U.S. Retirement Plan Debentures to IPSs. The provisions of Section 8.1 shall be applicable *mutatis mutandis* with respect to any such transfer by the Debenture Trustee, except that such U.S. Retirement Plan Holder shall only have the right to receive the net proceeds of such sale and shall have no right to receive any unpaid interest or distributions in respect of such U.S. Retirement Plan Debentures. Notwithstanding the immediately preceding two sentences, the Debenture Trustee will have no obligation to carry out any actions contemplated in the immediately preceding two sentences unless it is satisfied (relying on the opinion of Counsel), acting reasonably, that taking such actions will not expose the Debenture Trustee to any liability.

Notwithstanding the foregoing, if the Manager makes a public announcement that the Manager has determined that the U.S. Retirement Plan Prohibition and the Deemed Indemnity are not then in the best interests of the Company, the U.S. Retirement Plan Prohibition and the Deemed Indemnity shall thereafter be immediately suspended until such time as the Manager reinstates the U.S. Retirement Plan Prohibition and the Deemed Indemnity by issuing a public announcement of such reinstatement. Unless otherwise determined by the Manager, certificates, representing the Debentures, and any certificates issued in exchange therefor or in substitution thereof, shall bear an appropriate legend referring to the U.S. Retirement Plan Prohibition and the Deemed Indemnity, provided that any such legend may be removed at such time as the Manager shall determine.

3.2 Limitation on U.S. Resident Ownership

The articles of incorporation of the Company provide that at no time may more than 100 U.S. persons (as determined by the Company) be the beneficial owners of the Company's securities, nor may any U.S. person be the beneficial owner of more than 10% of the IPSs, the Subordinated Notes or the Common Shares. The Company may require declarations as to the jurisdictions in which beneficial owners of the Company's securities are resident. If the Company becomes aware that either of the foregoing limitations may be contravened, the transfer agent and registrar of the Company will make a public announcement and will not accept a subscription for the Company's securities from or issue or register a transfer of the Company's securities to a person unless the person provides a declaration that the person is not a U.S. person. If, notwithstanding the foregoing, the Company determines that more than 100 U.S. persons are beneficial owners of any class of the Company's securities (on either a non-diluted or fully-diluted basis), the Company may send a notice to the U.S. holders of such securities, chosen in inverse order to the order of acquisition or registration or in any manner as the Company may consider equitable and practicable, requiring them to sell their securities or a portion of their securities within a specified period of not less than 10 days. If the holders of the Company's securities receiving the notice have not sold the specified number of securities, or provided the Company with satisfactory evidence that they are not U.S. persons within that time period, the Company may, on behalf of those holders of the Company's securities, sell those securities, and, in the interim, will suspend the voting and distribution rights attached to those securities. Upon that sale, the affected holders will cease to be holders of the securities, and their rights will be limited to receiving the net proceeds of the sale.

3.3 Limitation on Ownership by Electric Utilities and Others

The Company's power generation projects (the "**Projects**") include qualifying facilities ("**QFs**") under the United States Federal Power Act ("**FPA**") as amended by the Public Utility Regulatory Policies Act of 1978 ("**PURPA**") that qualify under the rules of the United States Federal Energy Regulatory Commission ("**FERC**") implementing PURPA and exempt wholesale generators ("**EWGs**") under the Public Utility Holding Company Act of 1935 ("**PUHCA**") with market-based rates on file with FERC pursuant to the FPA. The articles of incorporation of the Company provide that no U.S. entity (other than entities that have made certain regulatory filings such as Teton Power Holdings LLC) may hold more than 10% of the IPSs or Common Shares. In addition, should any entity wish to hold more than 5% but less than 10% of the IPSs or Common Shares, that entity must agree to cooperate with the Company and provide information necessary to make any filings with FERC that may be required pursuant to the FPA. Further, the articles of incorporation of the Company provide that no person may own IPSs or Common Shares if such person (i) is engaged primarily in the electric or gas business; (ii) is otherwise affiliated with any franchised electric utility; (iii) has controlling ownership interests in any electric generating,

transmission, or distribution facilities; (iv) is affiliated with any power marketers; (v) is a "public-utility company" or a "holding company" or an "associate company", "affiliate", or "subsidiary company" of a "holding company" as each term is defined in section 2(a) of PUHCA; (vi) is subject to regulation under PUHCA; (vii) is subject to regulation as a "public utility" under the FPA; or (viii) is subject to regulation with respect to rates or to financial or organizational matters as an electric utility, public utility, or public service company or corporation under the laws of any state unless such person satisfies the Company that the ownership of the IPSs or Common Shares by such person will not adversely affect the Projects' qualification for QF status under FERC's rules implementing PURPA, the order issued under the FPA with respect to certain Projects, or the Projects' qualification for market-based rates under the FPA. Determination of such potential adverse effect is at the sole discretion of the Company, and the Company may elect to strictly enforce any or all of the restrictions set forth above against such entity. If the Company becomes aware that any of the foregoing restrictions may be contravened, the transfer agent and registrar of the Company will make a public announcement and will not accept a subscription for IPSs or Common Shares or any other securities of the Company from or issue or register a transfer of IPSs, Common Shares or any other securities of the Company to a person unless the person provides a declaration that the person is not an entity described above. If, notwithstanding the foregoing, the Company determines that an owner of IPS, Common Shares or any other securities of the Company violates the foregoing restrictions, the Company may send a notice to such owner of IPSs, Common Shares or other securities requiring it to provide specified information to the Company such that the Company can determine whether such person's ownership may have an adverse effect upon the Company. Upon such determination, the Company may send a further notice requiring such owner to sell its IPS, Common Shares or other securities within a specified period of not less than 10 days. If the holder of IPS, Common Shares or other securities receiving the notice has not sold the IPSs, Common Shares or other securities, as applicable, or provided the Company with satisfactory evidence that it does not contravene the foregoing restrictions, the Company may, on behalf of that holder of IPSs, Common Shares or other securities, sell those IPSs, Common Shares or other securities, and, in the interim, will suspend the voting and distribution rights attached to those IPS, Common Shares or other securities. Upon that sale, the affected holder will cease to be a holder of the IPSs, Common Shares or other securities, as applicable, and its rights will be limited to receiving the net proceeds of the sale.

The ownership restrictions set out above in Sections 3.1, 3.2 and 3.3 apply equally to IPSs.

ARTICLE 4
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

4.1 Fully Registered Debentures

(a) With respect to each series of Debentures issuable as Fully Registered Debentures, the Company shall cause to be kept by and at the principal offices of the Debenture Trustee in Toronto and by the Debenture Trustee or such other registrar as the Company, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures of such series or as the Company may designate with the approval of the Debenture Trustee, a register in which shall be entered the names and last known addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively

and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Debenture Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b) No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 4.1(a) by the registered holder or such holder's executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Debenture Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Debenture Trustee and upon compliance with such other reasonable requirements as the Debenture Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Debenture Trustee or other registrar.

4.2 Global Debentures

(a) With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, the Company shall cause to be kept by and at the principal offices of the Debenture Trustee in Toronto and by the Debenture Trustee or such other registrar as the Company, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as the Company may designate with the approval of the Debenture Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not Global Debentures, the provisions of Section 4.1 shall govern with respect to registrations and transfers of such Debentures.

(b) Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders of Debentures, except in the following circumstances or as otherwise specified in a resolution of the Directors, Certificate of the Manager or supplemental indenture relating to a particular series of Additional Debentures:

(i) Global Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii) Global Debentures may be transferred at any time after the Depository for such Global Debentures (i) has notified the Company that it is unwilling or unable to continue as Depository in connection with Global Debentures, or (ii) if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a Depository under Section 2.6(b) and the Company has not appointed a successor;

(iii) Global Debentures may be transferred at any time after the Company has determined, in its sole discretion, to terminate the book-entry only registration

system in respect of such Global Debentures and has communicated such determination to the Debenture Trustee in writing;

(iv) Global Debentures may be transferred at any time after the Debenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture, provided that Beneficial Holders of the Debentures representing, in the aggregate, not less than 25% of the aggregate principal amount of the Debentures of such series advise the Depository in writing, through the Depository Participants, that the continuation of the book-entry only registration system for such series of Debentures is no longer in their best interest and also provided that at the time of such transfer the Debenture Trustee has not waived the Event of Default pursuant to Section 9.3;

(v) Global Debentures may be transferred if required by applicable law; and

(vi) Global Debentures may be transferred if the book-entry only registration system ceases to exist.

(c) With respect to the Global Debentures, unless and until definitive certificates have been issued to Beneficial Holders pursuant to subsection 4.2(b):

(i) the Company and the Debenture Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of such series of Debentures and the authorized representative of the Beneficial Holders;

(ii) the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii) the Depository will make book entry transfers among the Depository Participants; and

(iv) whenever this Trust Indenture requires or permits actions to be taken based upon instruction or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participant, and has delivered such instructions to the Debenture Trustee.

(d) Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders pursuant to this Section 4.2, the Debenture Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with Applicable Securities Legislation. Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 4.2(b) with respect to a series of Debentures issued hereunder, the Debenture Trustee shall notify all applicable Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of

the certificate(s) representing the Global Debentures and receipt of new registration instructions from the Depository, the Debenture Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 4.1 and the remaining Sections of this Article 4.

4.3 Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Debenture Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Debenture, save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

4.4 No Notice of Trusts

Neither the Company, the Debenture Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

4.5 Registers Open for Inspection

The registers referred to in Sections 4.1 and 4.2 shall, during regular business hours of the Debenture Trustee, be open for inspection by the Company, the Debenture Trustee or any Debentureholder, subject to applicable laws. Every registrar, including the Debenture Trustee, shall from time to time when requested so to do by the Company or by the Debenture Trustee, in writing, furnish the Company or the Debenture Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the Debenture Trustee shall be entitled to charge a reasonable fee to provide such a list.

4.6 Exchanges of Debentures

(a) Subject to Section 4.7, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b) In respect of exchanges of Debentures permitted by Section 4.6(a), Debentures of any series may be exchanged only at the principal offices of the Debenture Trustee in Toronto or at such other place or places, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by the Company with the approval of the Debenture Trustee. Any Debentures tendered for exchange shall be surrendered to the Debenture Trustee.

The Company shall execute and the Debenture Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c) Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

4.7 Closing of Registers

(a) Neither the Company nor the Debenture Trustee nor any registrar shall be required to:

(i) make transfers or exchanges of Fully Registered Debentures on any Interest Payment Date for such Debentures or during the five preceding Business Days;

(ii) make transfers or exchanges of any Debentures on the day of any selection by the Debenture Trustee of Debentures to be redeemed or during the five preceding Business Days; or

(iii) make exchanges of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed.

(b) Subject to any restriction herein provided, the Company with the approval of the Debenture Trustee may at any time close any register for any series of Debentures, other than those kept at the principal offices of the Debenture Trustee in Toronto, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

4.8 Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Debenture Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts as agreed upon by the Debenture Trustee and the Company from time to time), and payment of such charges and reimbursement of the Debenture Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a) for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Debenture;

(b) for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9 for a definitive Debenture;

(c) for any exchange of a Global Debenture as contemplated in Section 4.2;

(d) for any conversion of any Debenture resulting from a partial redemption under Section 5.2;

(e) for any conversion of any Debenture resulting from a partial conversion under Section 7.4(d); or

(f) for any conversion of any Debenture resulting from a partial purchase under Section 2.4(h).

4.9 Ownership of Debentures

(a) Unless otherwise required by law, the person in whose name any registered Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and, interest thereon, shall be made to such registered holder.

(b) None of the Company, any Underwriters nor the Debenture Trustee shall have any liability for:

(i) any aspect of the records relating to the beneficial ownership of the Debentures held by a Depository or of the payments relating thereto; or

(ii) maintaining, supervising or reviewing any such records relating to the Debentures.

The rules governing Depositories provide that they act as the agent and depository for Depository Participants. As a result, such Depository Participants must look solely to the Depository and Beneficial Holders of Debentures must look solely to the Depository Participants for the payment of principal and interest on the Debentures paid by or on behalf of the Company to the Depository.

(c) Beneficial Holders of Debentures:

(i) may not have Debenture certificates registered in their name;

(ii) may not have physical certificates representing their interest in the Debentures;

(iii) may not be able to sell the Debentures to institutions required by law to hold certificates for securities they own; and

(iv) may be unable to pledge Debentures as security.

(d) The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the

Company and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Company and/or the Debenture Trustee for the same and neither the Company nor the Debenture Trustee shall be bound to inquire into the title of any such registered holder.

(e) Where Debentures are registered in more than one name, the principal, premium, if any, and interest (in the case of Fully Registered Debentures) from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Debenture Trustee, any registrar and to the Company.

(f) In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Debenture Trustee and any registrar and to the Company.

ARTICLE 5
REDEMPTION AND PURCHASE OF DEBENTURES

5.1 Applicability of Article

Subject to Applicable Laws and any required regulatory approval, the Company shall have the right at its option to redeem, either in whole or in part before maturity by payment of money any Debentures issued hereunder of any series which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in a Certificate of the Manager, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Manager requesting the certification and delivery thereof.

5.2 Partial Redemption

If less than all the Debentures of any series for the time being outstanding are at any time to be redeemed, the Debentures to be so redeemed shall be selected by the Debenture Trustee on a *pro rata* basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder, or in such other manner as the Debenture Trustee deems equitable, subject to the approval of the TSX confirmed in a Certificate of the Manager as required. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Debenture Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof one or more of such Debentures may become subject to redemption in part only. In the event that one or more of such Debentures becomes subject to redemption in part only, upon

surrender of any such Debentures for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Company shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms "**Debenture**" or "**Debentures**" as used in this Article 5 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

5.3 Notice of Redemption

Notice of redemption (the "**Redemption Notice**") of Debentures of any series shall be given to the holders of the Debentures so to be redeemed not more than 60 days nor less than 30 days prior to the date fixed for redemption (the "**Redemption Date**") in the manner provided in Section 15.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date the Redemption Price, together with accrued and unpaid interest to but excluding the Redemption Date, and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to accrue and be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a) the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b) in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected *pro rata* or by other similar system, such particulars as may be sufficient to identify the Debentures so selected; and

(c) in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required.

5.4 Debentures Due on Redemption Dates

Notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued and unpaid interest to but excluding the Redemption Date (less any withholding taxes required or permitted to be deducted or withheld), on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem such Debentures shall have been deposited as provided in Section 5.5 and affidavits or other proof satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit

made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

5.5 Deposit of Redemption Monies

Redemption of Debentures shall be provided for by the Company depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 11:00 a.m. (Toronto) time on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date, provided the Company may elect to satisfy this requirement by providing the Debenture Trustee with one or more certified cheques for such amounts required under this Section 5.5 post-dated to the Redemption Date, or by providing the Debenture Trustee with such funds through electronic transfer of funds on the Business Day immediately prior to the Redemption Date. The Company shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses that may be incurred by the Debenture Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption, less applicable withholding taxes, if any. The Company may pay the interest hereunder in accordance with Article 11.

5.6 Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date to so surrender such holder's Debenture, or shall not within such time accept payment of the Redemption Price payable or give such receipt therefor, if any, as the Debenture Trustee may require, such redemption monies may be set aside in trust, without interest, or such certificates may be held in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery up of such holder's Debenture of the Redemption Price plus accrued interest and unpaid interest to the Redemption Date. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of ten years from the Redemption Date, then such monies shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Company on its demand, and thereupon the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such money was so repaid to the Company shall have no rights in respect thereof except to obtain payment of the money due from the Company, subject to any limitation period provided by the laws of the Province of Ontario.

5.7 Cancellation of Debentures Redeemed

Subject to the provisions of Sections 5.2 and 5.8 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid whose obligations have been satisfied under this

Article 5 shall forthwith be delivered to the Debenture Trustee and cancelled and no Debentures shall be issued in substitution therefor.

5.8 Purchase of Debentures by the Company

Unless otherwise specifically provided with respect to a particular series of Debentures, the Company or an Affiliate may, if the Company is not at the time in default hereunder, at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, at any price. All Debentures so purchased may, at the option of the Company or such Affiliate, be delivered to the Debenture Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures than the Company or an Affiliate is prepared to accept are tendered at the same lowest price, the Debentures to be purchased by the Company or such Affiliate shall be selected by the Debenture Trustee, in such manner (which may include selection by lot, selection on a *pro rata* basis, random selection by computer or any other method) consented to by the TSX, as required, which the Debenture Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Debenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only or not subject to purchase at all. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Debenture Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

5.9 Deposit of Maturity Monies

Payment on maturity of Debentures shall be provided for by the Company depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Maturity Date such sums of money as may be sufficient to pay the principal amount of the Debentures, together with accrued and unpaid interest thereon up to but excluding the Maturity Date, provided the Company may elect to satisfy this requirement by providing the Debenture Trustee with one or more certified cheques or with funds by electronic transfer, for such amounts required under this Section 5.9. The Company shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection therewith. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Debentures, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on maturity.

ARTICLE 6
SUBORDINATION OF DEBENTURES

6.1 Applicability of Article

The Debenture Liabilities of the Company under any Debentures issued hereunder of any series, shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Article 6, to the prior indefeasible payment in full in cash of all existing and future Senior Secured Indebtedness and the termination of all related commitments and the expiration or termination of any letters of credit or other similar instruments issued in connection therewith and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 6.

6.2 Order of Payment

Upon the distribution of the assets of the Company, Atlantic Holdings or of any other Guarantor upon any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to the Company, Atlantic Holdings or any other Guarantor or any of their property (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Company, Atlantic Holdings or of any other Guarantor:

(a) all existing and future Senior Secured Indebtedness shall first be paid indefeasibly in full in cash and all related commitments shall have been terminated and all letters of credit or other similar instruments issued in connection therewith shall have expired or shall have been terminated before any payment is made on account of Debenture Liabilities;

(b) the Debentures shall in all aspects rank senior in right of payment to all existing and future Subordinated Indebtedness (including trade payables);

(c) no future indebtedness of the Company, Atlantic Holdings or any other Guarantor shall rank *pari passu* with the Debentures unless the instrument creating such future indebtedness expressly states that it ranks *pari passu* with the Debentures (and, for the avoidance of doubt, the Company and the Guarantors shall be entitled to include such language in such instrument provided that the underlying indebtedness may be incurred hereunder);

(d) any payment or distribution of assets of the Company (including without limitation payments or distributions made by or on behalf of Atlantic Holdings or any other Guarantor), whether in cash, property or securities, to which the holders of the Debentures or the Debenture Trustee on behalf of such holders would be entitled except for the provisions of this Article 6, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of such Senior Secured Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Secured Indebtedness may have been issued, to the extent necessary to pay all Senior Secured Indebtedness in full after giving effect to any concurrent payment or

distribution, or provision therefor, to the holders of such Senior Secured Indebtedness; and

(e) the Senior Creditors or a receiver or a receiver-manager of the Company or of all or part of its assets (including without limitation any equity or other ownership interests in or property or collateral of any or all of Atlantic Holdings or any other Guarantor) or any other enforcement agent may sell, mortgage, or otherwise dispose of the Company assets (including without limitation any equity or other ownership interests in or property or collateral of any or all of Atlantic Holdings or any other Guarantor) in whole or in part, free and clear of all Liens securing the Debenture Liabilities and without the approval of the Debentureholders or the Debenture Trustee, but subject to the requirement to account to the Debenture Trustee or the Debentureholders for any surplus from any such disposition.

The rights and priority of the Senior Secured Indebtedness and the subordination pursuant hereto shall not be affected by:

(a) the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of the Senior Security;

(b) the time or order of the attachment, perfection or crystallization of any security constituted by the Senior Security;

(c) the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security or any release of any Senior Security;

(d) the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them or the Debentureholders or any of them to any money or property of the Company (including without limitation any equity or other ownership interests in or property or collateral of any or all of Atlantic Holdings or any other Guarantor);

(e) the failure to exercise any power or remedy reserved to the Senior Creditors under the Senior Security or to insist upon a strict compliance with any terms thereof;

(f) whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(g) the date of giving or failing to give notice to or making demand upon the Company; or

(h) any amendment, modification, increase, extension, renewal, replacement of any Senior Secured Indebtedness or Senior Security.

6.3 Subrogation to Rights of Holders of Senior Secured Indebtedness

After all Senior Secured Indebtedness of the Company is paid in full and all related commitments are terminated and letters of credit or other similar instruments issued in connection therewith have expired or terminated and until the Debentures are paid in full, the Debentureholders' rights hereunder and under the Security Documents shall be subrogated to the rights of the existing and future holders of such Senior Secured Indebtedness to receive payments or distributions of assets of the Company (including without limitation any equity or other ownership interests in or property or collateral of any or all of Atlantic Holdings or any other Guarantor) applicable to Senior Secured Indebtedness. A distribution made under this Article 6 and Article 4 of the Guarantee to the existing and future holders of such Senior Secured Indebtedness of the Company which otherwise would have been made to Debentureholders is not, as between the Company and the Debentureholders, a payment by the Company to such Debentureholders, it being understood that the provisions of this Article 6 and Article 4 of the Guarantee are and are intended solely for the purpose of defining the relative rights of the holders of the Debentures, on the one hand, and the holders of Senior Secured Indebtedness, on the other hand.

The Debenture Trustee, on behalf of each of the Debentureholders, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Company, Atlantic Holdings or any other Guarantor or any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

6.4 Obligation to Pay Not Impaired

Subject at all times to the terms and provisions of this Article 6 and Article 4 of the Guarantee, nothing contained in this Indenture or in the Debentures is intended to or shall impair, as between the Company, its creditors other than the holders of Senior Secured Indebtedness, and the holders of the Debentures, the obligation of the Company, which is absolute and unconditional, to pay to the holders of the Debentures the principal, premium, if any, and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the holders of the Debentures and creditors of the Company other than the holders of the Senior Secured Indebtedness and Subordinated Indebtedness, nor, subject to the terms and provisions of this Article 6 and Article 4 of the Guarantee, shall anything herein or therein prevent the Debenture Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 6 of the holders of Senior Secured Indebtedness in respect of cash, property or securities of the Company (including without limitation any equity or other ownership interests in or property or collateral of any or all of Atlantic Holdings or any other Guarantor) received upon the exercise of any such remedy.

6.5 Prohibited Payments

Upon the maturity of any Senior Secured Indebtedness by lapse of time, acceleration or otherwise, all obligations in respect of such Senior Secured Indebtedness shall first be paid in full, or shall first have been duly provided for, and all related commitments have been terminated and all letters of credit or other similar instruments issued in connection therewith have been terminated or otherwise expired before any payment is made on account of the Debenture Liabilities.

If (A) a default in the payment of the principal of, premium, if any, or interest on any Senior Secured Indebtedness occurs and is continuing or any other amount owing in respect of any Senior Secured Indebtedness is not paid when due, or (B) any other default on Senior Secured Indebtedness occurs and the maturity of such Senior Secured Indebtedness is accelerated in accordance with its terms, no payment of principal or interest or otherwise (by purchase of Debentures or otherwise) shall be made by the Company with respect to any and all of the Debenture Liabilities unless the default has been cured or waived and any such acceleration has been rescinded or such Senior Secured Indebtedness has been paid in full and all related commitments have been terminated and all letters of credit or other similar instruments issued in connection therewith have been terminated or otherwise expired. However, the Company may make payments with respect to any and all of the Debenture Liabilities without regard to the foregoing if the Company and the Debenture Trustee receive written notice approving such payment from the Representative or Representatives, as the case may be, of such Senior Secured Indebtedness with respect to which either of the events set forth in clause (A) or (B) of the immediately preceding sentence has occurred and is continuing.

During the continuance of a default (other than a default described in clause (A) or (B), of the second preceding sentence) with respect to any Senior Secured Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not make any payments with respect to any and all of the Debenture Liabilities for a period (a "**Payment Blockage Period**") commencing upon the receipt by the Debenture Trustee (with a copy to the Company) of written notice (a "**Blockage Notice**") of such default from any Representative of such Senior Secured Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Debenture Trustee and the Company from the Person or Persons who gave such Blockage Notice, (ii) by repayment in full of such Senior Secured Indebtedness and the termination of all related commitments and the termination or expiration of all letters of credit or other similar instruments issued in connection therewith or (iii) because the default giving rise to such Blockage Notice is no longer continuing). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the first sentence of this Section 6.5 and Section 6.2), unless the holders of such Senior Secured Indebtedness or a Representative of such holders shall have accelerated the maturity of such Designated Senior Secured Indebtedness, the Company may resume making any payments on any and all of the Debenture Liabilities after the end of such Payment Blockage Period. In no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of this Section 6.5, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Senior Secured Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Secured Indebtedness, whether or not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

After the occurrence of an Event of Default hereunder or a default under the Guarantee, the Company or the Debenture Trustee shall promptly notify the holders of the Senior Secured Indebtedness (or their respective Representatives) of such occurrence. If any Senior Secured Indebtedness is outstanding, the Company may not make any payments on any and all of the Debenture Liabilities until five Business Days after such holders or a Representative of the Senior

Secured Indebtedness receives notice of such occurrence and, thereafter, may make payments on any and all of the Debenture Liabilities only if the provisions of this Article 6 otherwise permit payment at that time.

In the event that, after the happening of such default or Event of Default or default under the Guarantee and notwithstanding the foregoing paragraph, any payment on account of the Debenture Liabilities or any "Guaranty Liabilities" (as defined in the Guarantee) shall be made and be received by the Debenture Trustee or the holders of Debentures before all Senior Secured Indebtedness is paid in full and all related commitments have been terminated and all letters of credit or other similar instruments issued in connection therewith have been terminated or otherwise expired, (other than any payment by issuance of IPSs upon any conversion pursuant to Article 7 or other securities in accordance with Article 7), unless and until such an Event of Default shall have been cured or waived or shall have ceased to exist or the Payment Blockage Period shall have expired, such payment shall be held in trust for the benefit of, and, if and when such Senior Secured Indebtedness shall have become due and payable, shall be paid over to, the holders of such Senior Secured Indebtedness or their representative(s), or to the trustee(s) under any loan agreement indenture or other similar agreement under which any instruments evidencing any of such Senior Secured Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Secured Indebtedness remaining unpaid until all such Senior Secured Indebtedness shall have been paid in full (and all related commitments have been terminated and all letters of credit or other similar instruments issued in connection therewith have been terminated or otherwise expired) after giving effect to any concurrent payment or distribution to the holders of such Senior Secured Indebtedness in respect thereof; provided, however, subject to the terms and conditions of this Article 6, that the foregoing shall in no way prohibit, restrict or prevent the Debenture Trustee from taking such actions as may be necessary to preserve claims of the Debenture Trustee and/or the holders of the Debentures under this Indenture in any bankruptcy, reorganization or insolvency proceeding (including, without limitation, the filing of proofs of claim in any such bankruptcy, reorganization or insolvency proceedings by or against the Company, Atlantic Holdings or any other Guarantor and exercising its rights to vote as an unsecured creditor under any such bankruptcy, reorganization or insolvency proceedings commenced by or against the Company, Atlantic Holdings or any other Guarantor).

The fact that any payment hereunder is prohibited by this Section 6.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

6.6 Payment on Debentures Permitted

Except as provided by Section 6.5, nothing contained in this Article 6 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Company to make, or prevent the Company from making, at any time except during the pendency of any dissolution, winding up or liquidation of the Company or reorganization proceeding specified in Section 6.2 affecting the affairs of the Company any payment of principal of or interest on the Debentures. For greater certainty, except as provided in Section 6.5, the Company shall not be prevented from making any payment of principal of or interest on the Debentures on each Interest Payment Date, on the Maturity Date or on the Redemption Date. The fact that any payment in respect of the Debentures is prohibited by this Article 6 or under any instrument relating to Senior Secured Indebtedness shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Article 6 or elsewhere in this Indenture, or in any of the Debentures, shall prevent the conversion of the Debentures or, except as prohibited by Section 6.5, the application by the

Debenture Trustee of any monies deposited with the Debenture Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities.

6.7 Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Debenture Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 6 and Article 4 of the Guarantee and appoints the Debenture Trustee his attorney-in-fact for any and all such purposes. This power of attorney, being coupled with an interest and rights, shall be irrevocable. Upon request of the Company or any Guarantor, and upon being furnished a Certificate of the Manager stating that one or more named persons are Senior Creditors and specifying the amount and nature of the Senior Secured Indebtedness of such Senior Creditor, the Debenture Trustee shall enter into a written acknowledgement, confirmation and/or agreement with the Company, any such Guarantor and/or the person or persons named in such Certificate of the Manager acknowledging, confirming and/or providing that such person or persons are entitled to all the rights and benefits of this Article 6 and Article 4 of the Guarantee as a Senior Creditor. Such instruments shall be conclusive evidence that the indebtedness specified therein is Senior Secured Indebtedness. However, nothing herein or in the Guarantee shall impair the rights of any Senior Creditor who has not entered into such an agreement or instrument including without limitation any Senior Creditor that is a holder of Indebtedness with respect to either or both of the Senior Credit Agreements.

6.8 Knowledge of Debenture Trustee

Notwithstanding the provisions of this Article 6 or any provision in this Indenture or in the Debentures, the Debenture Trustee will not be charged with knowledge of any Senior Secured Indebtedness or of any default in the payment thereof or any other default or event of default, or of the existence of any other fact that would prohibit the making of any payment of monies to or by the Debenture Trustee, or the taking of any other action by the Debenture Trustee, unless and until the Debenture Trustee has received written notice thereof from the Company, any Debentureholder, any Senior Creditor or a trustee on behalf of anyone or more Senior Creditors, and such notice to the Debenture Trustee shall be deemed to be notice to holders of the Debentures; provided, however, that the Debenture Trustee agrees and acknowledges that each of the Senior Credit Agreements and the Indebtedness incurred in connection therewith are and shall be Senior Secured Indebtedness. It is acknowledged that any Event of Default hereunder constitutes a default under each of the Senior Credit Agreements. The Debenture Trustee will notify holders of Debentures as soon as reasonably practical of such notice.

6.9 Debenture Trustee May Hold Senior Secured Indebtedness

The Debenture Trustee is entitled to all the rights set forth in this Article 6 with respect to any Senior Secured Indebtedness at the time held by it, to the same extent as any other holder of Senior Secured Indebtedness, and nothing in this Indenture deprives the Debenture Trustee of any of its rights as such holder.

6.10 Rights of Holders of Senior Secured Indebtedness Not Impaired

No right of any present or future holder of any Senior Secured Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act

or failure to act on the part of the Company or by any non-compliance by the Company with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

6.11 Altering the Senior Secured Indebtedness

The holders of the Senior Secured Indebtedness have the right to extend, renew, increase, modify or amend the terms of the Senior Secured Indebtedness (including increasing the principal amount of the Senior Secured Indebtedness) or the Senior Security and to release, sell or exchange the Senior Security and otherwise to deal freely with each of the Company, Atlantic Holdings and the Company's other Significant Entities, all without notice to or consent of the Debentureholders or the Debenture Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Debenture Trustee.

6.12 Additional Indebtedness

This Indenture does not restrict the Company from incurring additional indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing.

6.13 Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Senior Secured Indebtedness and the provisions of this Article 6 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to Article 7.

6.14 Invalidated Payments

In the event that any of the Senior Secured Indebtedness shall be paid in full and any related commitments shall be terminated and any letters of credit or other similar instruments issued in connection therewith shall have been terminated or otherwise expired and subsequently, for whatever reason, such formerly paid or satisfied Senior Secured Indebtedness becomes unpaid or unsatisfied, such commitments are reinstated or such letters of credit or other instruments become effective and are outstanding, the terms and conditions of this Article 6 shall be reinstated and the provisions of this Article shall again be operative until all Senior Secured Indebtedness is repaid in full and any related commitments shall be terminated and any letters of credit or other similar instruments issued in connection therewith shall have been terminated or otherwise expired, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Debenture Trustee or the Debentureholders for amounts paid to the Debentureholders subsequent to such payment or satisfaction in full and prior to such reinstatement.

6.15 Contesting Security

The Debenture Trustee, for itself and on behalf of the Debentureholders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security or Senior Secured Indebtedness, or the relative priority of the Senior Security or Senior Secured Indebtedness including, without limitation, pursuant to this Indenture, any Debentures or any Guarantee.

6.16 Obligations Created by Article 6

The Company and the Debenture Trustee, in its capacity as trustee hereunder and not in its corporate personal capacity, agree, and each holder by its acceptance of a Debenture likewise agrees, that:

(a) the provisions of this Article 6 and/or Article 4 of the Guarantee are an inducement and consideration to each holder of Senior Secured Indebtedness to give or continue credit to the Company, Atlantic Holdings, the Company's other Significant Entities or others or to acquire Senior Secured Indebtedness;

(b) each holder of Senior Secured Indebtedness may accept the benefit of this Article 6 and/or Article 4 of the Guarantee on the terms and conditions set forth in this Article 6 and/or Article 4 of the Guarantee, by giving or continuing credit to the Company, Atlantic Holdings, the Company's other Significant Entities or others or by acquiring or having outstanding as of the date hereof Senior Secured Indebtedness, in each case without notice to the Debenture Trustee and without establishing actual reliance on this Article 6 and/or Article 4 of the Guarantee; and

(c) each obligation created by this Article 6 and/or Article 4 of the Guarantee is created for the benefit of the holders of Senior Secured Indebtedness and is hereby declared to be created in trust for those holders by the Company, the Debenture Trustee and each holder of a Debenture and shall be binding on the Company, the Debenture Trustee and each holder of a Debenture whether or not any confirmation described in Section 6.7 or in Article 4 of the Guarantee is requested, executed or delivered.

6.17 No Set-Off

Each of the Company and the Debenture Trustee agrees, and each holder of a Debenture, by his acceptance thereof, likewise agrees, that it shall have no rights of set-off or counterclaim with respect to the principal of, premium, if any, and interest on the Debentures at any time when any payment of, or in respect of, such amounts to the Debenture Trustee or the holder of a Debenture is prohibited by this Article 6 or is otherwise required to be paid to the holders of Senior Secured Indebtedness or their representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Secured Indebtedness may have been issued, as their respective interests may appear.

6.18 Amendments to Article 6

Each of the Company and the Debenture Trustee (relying on the opinion of Counsel) agrees, and each holder of a Debenture, by his acceptance thereof, likewise agrees, not to make any changes to this Indenture or the Debentures, including this Article 6 or Article 4 of the Guarantee or the definition of Senior Secured Indebtedness, which prejudice the rights of the holders of Senior Secured Indebtedness under this Article 6 or Article 4 of the Guarantee without the consent of the holders of Senior Secured Indebtedness, including the Senior Creditors under either or both of the Senior Credit Agreements, or their representative or the trustee under any indenture under which any instruments evidencing any of such Senior Secured Indebtedness may have been issued.

ARTICLE 7
CONVERSION OF DEBENTURES

7.1 Applicability of Article

Any Debentures issued hereunder of any series which by their terms are convertible (subject, however, to any applicable restriction of the conversion of Debentures of such series) will be convertible into Freely Tradeable IPSs or other securities, at such exchange rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture, in such Debentures, in a Certificate of the Manager, or in a supplemental indenture authorizing or providing for the issue thereof.

Such right of conversion shall extend only to the maximum number of whole IPSs into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in IPSs shall be adjusted for in the manner provided in Section 7.6.

7.2 Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Debentures shall be given by or on behalf of the Company, not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 15.2.

7.3 Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Company is not made or the payment of the purchase price of any Debenture which has been tendered pursuant to the Put Right or in acceptance of any offer by the Company to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, the right to convert such Debenture shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Company's offer, respectively.

7.4 Manner of Exercise of Right to Convert

(a) The holder of a Debenture desiring to convert such Debenture in whole or in part into IPSs shall surrender such Debenture to the Debenture Trustee at its principal offices in Toronto together with the conversion form attached hereto as Schedule D duly executed by the holder or his or her executors or administrators or other legal representatives or his, her or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Debenture Trustee, exercising his or her right to convert such Debenture in accordance with the provisions of this Article 7; provided that with respect to a Global Debenture, the obligation to surrender a Debenture to the Debenture Trustee shall be satisfied if the Debenture Trustee makes notation on the Global Debenture of the principal amount thereof so converted and the Debenture Trustee is provided with all other documentation which it may request. Thereupon, subject to payment of all applicable stamp or security transfer, income, withholding or other taxes or other governmental charges and

compliance with all reasonable requirements of the Debenture Trustee (including, for greater certainty, the withholding obligation of the Debenture Trustee pursuant to Section 16.20 hereof), the Conversion Price shall have been paid and such Debentureholder or his or her nominee(s) or assignee(s) shall be entitled to be entered in the books of the Company on the Business Day immediately after the Date of Conversion (or such later date as is specified in Section 7.4(b)), as the holder of the number of IPSs into which such Debenture is convertible, net of applicable withholding taxes, if any, in accordance with the provisions of this Article and, as soon as practicable thereafter, the Company shall deliver a certificate or certificates for such IPSs and the Company shall (i) deliver or cause to be delivered to the Debentureholder, or subject as aforesaid, his or her nominee(s) or assignee(s) such certificate or certificates for such IPSs; and (ii) make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 7.4(e) hereof or in respect of fractional IPSs as provided in Section 7.6.

(b) For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date on which it is so surrendered in proper form when the register of the Debenture Trustee is open and in accordance with the provisions of this Article or, in the case of a Global Debenture, on the date on which the Debenture Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received in proper form by the Debenture Trustee at its office specified in Section 7.4(a); provided that if a Debenture is surrendered for conversion on a day on which the register of IPSs is closed, the Person or Persons entitled to receive IPSs shall become the holder or holders of record of such IPSs as at the date on which such registers are next reopened (in each case the "**Date of Conversion**").

(c) Any part, being $1,000 (in the currency of the applicable Debenture) or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 (in the currency of the applicable Debenture) may be converted as provided in this Article 7 and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such parts.

(d) The holder of any Debenture of which only a part is converted shall, upon the exercise of his or her right of conversion, surrender such Debenture to the Debenture Trustee, and the Debenture Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debentures of the principal amount thereof so converted.

(e) The holder of a Debenture surrendered for conversion in accordance with this Section 7.4 shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of Debentures of any series) to receive accrued and unpaid interest in respect thereof from and including the most recent Interest Payment Date to which interest has been paid to, but not including, the Date of Conversion of such Debenture (less applicable withholding taxes, if any) and the IPSs issued upon such

conversion shall be entitled to distributions or dividends declared in favour of holders of IPSs of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such IPSs pursuant to Section 7.4(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares and fully-paid Subordinated Notes.

(f) The security granted in respect of the Debentures pursuant to Article 18 shall terminate as of the Date of Conversion in respect of each Debenture converted in accordance with this Article 7 with no further formality.

(g) The Subordinated Notes forming part of the IPSs issued to a Debentureholder upon conversion of a Debenture pursuant to this Article 7 shall be secured pursuant to the Subordinated Note Indenture and ancillary security documentation.

7.5 Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a) If and whenever at any time prior to the Time of Expiry the Company shall (i) subdivide or redivide the outstanding IPSs into a greater number of IPSs, (ii) reduce, combine or consolidate the outstanding IPSs into a smaller number of IPSs, or (iii) issue IPSs (or securities convertible into or exchangeable for IPSs) to the holders of all or substantially all of the outstanding IPSs by way of a dividend or distribution or otherwise, the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of IPSs by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding IPSs resulting from such subdivision, redivision or dividend or distribution, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding IPSs resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 7.5(a) shall occur. Any such issue of IPSs by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding IPSs under subsections (b) and (c) of this Section 7.5. Upon any adjustment to the Conversion Price as set out in this Section 7.5(a), the number of IPSs to be issued upon conversion shall in the case of any of the events referred to in (i) or (iii) above be increased in proportion to the number of outstanding IPSs resulting from such subdivision, redivision, dividend or distribution, or shall in the case of any of the events referred to in (ii) above, be decreased in proportion to the number of outstanding IPSs resulting from such reduction, combination or consolidation.

(b) If and whenever at any time prior to the Time of Expiry, the Company shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding IPSs entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase IPSs (or securities

convertible into or exchangeable for IPSs) at a price per IPS (or having a conversion price per IPS) less than 95% of the Current Market Price of the IPSs on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of IPSs outstanding on such record date plus a number of IPSs equal to the number arrived at by dividing the aggregate price of the total number of additional IPSs offered for subscription or purchase (or the aggregate conversion price of the convertible or exchangeable securities so offered) by such Current Market Price per IPS, and of which the denominator shall be the total number of IPSs outstanding on such record date plus the total number of additional IPSs offered for subscription or purchase (or into which the convertible or exchangeable securities so offered are convertible or exchangeable). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of IPSs (or securities convertible into or exchangeable for IPSs) actually issued upon the exercise of such options, rights or warrants, as the case may be.

(c) If and whenever at any time prior to the Time of Expiry, the Company shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding IPSs of (i) securities of any class other than IPSs, (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase IPSs or securities convertible into or exchangeable for IPSs), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid (including payments on the Subordinated Notes) in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of IPSs outstanding on such record date multiplied by the Current Market Price per IPS on such record date, less the fair market value (as determined by the Directors, which determination shall be conclusive) of such IPSs, securities other than IPSs, or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of IPSs outstanding on such record date multiplied by such Current Market Price per IPS. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such IPSs, securities other than IPSs, or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be. In clause (iv) of this Section 7.5(c) the term "dividends or distributions paid in the ordinary course" shall include the value of any securities or other property or assets distributed in lieu of cash dividends or distributions paid in the ordinary course at the option of holders of IPSs.

(d) If and whenever at any time prior to the Time of Expiry, there is a reclassification of the IPSs (or either of the Common Shares or Subordinated Notes comprising the IPSs) or a capital reorganization of the Company other than as described in Section 7.5(a) or a consolidation, amalgamation, arrangement or merger of the Company with or into any other Person or other entity, or a sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other Person or other entity or a liquidation, dissolution or winding-up of the Company, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up or other similar transaction, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of IPSs then sought to be acquired by it, the kind and amount of securities or property of the Company or of the Person or other entity resulting from such merger, amalgamation or consolidation or other similar transaction, or to which such sale or conveyance may be made or which holders of IPSs receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up or other similar transaction, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of IPSs sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up or other similar transaction. If determined appropriate by the Directors, to give effect to or to evidence the provisions of this Section 7.5(d), the Company, its successor, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up or other similar transaction, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to the kind and amount of securities or property of the Company or other securities or property to which a holder of Debentures is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Company and the Debenture Trustee pursuant to the provisions of this Section 7.5(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 17. Any indenture entered into between the Company, any successor to the Company or such purchasing Person or other entity, the Company and the Debenture Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 7.5(d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, sales or conveyances or other similar transactions.

(e) In any case in which this Section 7.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Company

may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional IPSs or other securities or property issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional IPSs or other securities or property upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional IPSs or other securities or property declared in favour of holders of record of IPSs on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 7.5(e), have become the holder of record of such additional IPSs pursuant to Section 7.4(b).

(f) The adjustments provided for in this Section 7.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 7.5(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g) In the event of any question arising with respect to the adjustments provided in this Section 7.5, such question shall be conclusively determined by a firm of chartered accountants appointed by the Company and acceptable to the Debenture Trustee (who may be the auditors of the Company); such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company, the Debenture Trustee, and the Debentureholders.

(h) In case the Company shall take any action, or any event shall occur, affecting the IPSs other than action described in this Section 7.5, which in the opinion of the Directors, would materially affect the rights of Debentureholders, the Conversion Price and the IPSs, Common Shares, Subordinated Notes or other securities or property issuable or deliverable upon a conversion of Debentures, as applicable, shall be adjusted in such manner and at such time, by action of the Directors, subject to, as required, the prior written consent of the TSX (or, if the Debentures are not listed thereon, such other exchange on which the Debentures are then listed), as the Directors, in their sole discretion may determine to be equitable in the circumstances. Failure of the Directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(i) Subject to, as required, the prior written consent of the TSX (or, if the Debentures are not listed thereon, such other exchange on which the Debentures are then listed), no adjustment in the Conversion Price shall be made in respect of any event described in Sections 7.5(a), 7.5(b) or 7.5(c) other than the events described in 7.5(a)(i) or 7.5(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms *mutatis mutandis* as though and with the same effect as if they had

converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(j) Except as stated above in this Section 7.5, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of IPSs at less than the Current Market Price for such IPSs on the date of issuance.

7.6 No Requirement to Issue Fractional IPSs

The Company shall not be required to cause the issuance of fractional IPSs upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole IPSs issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in an IPS would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Company shall, in lieu of delivering, or causing the delivery of, any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the Current Market Price of such fractional interest.

7.7 Company to Reserve IPSs

The Company covenants with the Debenture Trustee that it will at all times reserve and keep available out of its authorized IPSs (if the number thereof is or becomes limited), solely for the purpose of issuing such IPSs in connection with a conversion of Debentures, such number of IPSs as shall then be deliverable by the Company upon the conversion of all outstanding Debentures at that time, to enable and permit the Company to perform its obligation hereunder to deliver the requisite number of IPSs to Debentureholders who exercise their conversion rights hereunder. The Company covenants with the Debenture Trustee that all IPSs, which shall be so issuable, shall be duly and validly issued as fully-paid and non-assessable upon receipt by the Company of the Conversion Price. The Company further covenants with the Debenture Trustee that it shall take all actions and do all things necessary or desirable to enable and permit the Company, in accordance with applicable law, to perform all of its obligations hereunder.

7.8 Cancellation of Converted Debentures

All Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Debenture Trustee and, subject to the provisions of Section 7.4 as to Debentures converted in part, no Debenture shall be issued in substitution therefor.

7.9 Certificate as to Adjustment

The Company shall from time to time immediately after it has acquired actual knowledge of the occurrence of any event which requires an adjustment or readjustment as provided in Section 7.5, deliver a Certificate of the Manager to the Debenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein may be relied upon by the Debenture Trustee and shall be verified by an opinion of a nationally recognized firm of chartered accountants appointed by the Company and acceptable to the Debenture Trustee (who may be the

auditors of the Company) and shall be conclusive and binding on all parties in interest. When so approved, the Company shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of IPSs, forthwith give notice to the Debentureholders in the manner provided in Section 15.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price.

7.10 Notice of Special Matters

The Company covenants with the Debenture Trustee that so long as any Debenture remains outstanding, it will give written notice to the Debenture Trustee, and to the Debentureholders in the manner provided in Section 15.2, of its intention to fix a record date for any event referred to in Section 7.5(a), (b) or (c) or (d) (other than the subdivision, redivision, reduction, combination or consolidation of its IPSs) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Company shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days in each case prior to such applicable record date.

7.11 Protection of Debenture Trustee

Subject to Section 16.3, the Debenture Trustee:

(a) shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any IPSs or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture; and

(c) shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver IPSs upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article.

7.12 Allocation of IPSs

Upon the conversion of Debentures into IPSs pursuant to this Article 7, the Company will allocate the fair market value of such Debentures between the Common Shares and Subordinated Notes represented by IPSs acquired on the conversion on a reasonable basis. Such determinations will be disclosed in the continuous disclosure documentation of the Company as filed with the applicable securities regulators from time to time. By purchasing a Debenture, the holder (i) is deemed to agree to such allocation, which shall be incorporated into this Indenture by reference and binding upon the parties hereto and all holders, and (ii) agrees not to take a contrary position for any purpose.

ARTICLE 8
COVENANTS OF THE COMPANY

The Company hereby covenants and agrees with the Debenture Trustee for the benefit of the Debenture Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

8.1 To Pay Principal and Interest

Subject at all times to the provisions of Article 6 hereof, the Company will duly and punctually pay or cause to be paid to every Debentureholder the principal of and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

8.2 To Pay Debenture Trustee's Remuneration

The Company will pay the Debenture Trustee reasonable remuneration for its services as Debenture Trustee hereunder and will repay to the Debenture Trustee on demand all monies which shall have been paid by the Debenture Trustee in connection with the execution of the trusts hereby created and such monies including the Debenture Trustee's remuneration, shall be payable out of any funds coming into the possession of the Debenture Trustee in priority to any of the Debentures or interest thereon. Any amount due under this Section and unpaid thirty days after written request for such payment shall bear interest from the expiration of such thirty days at a rate per annum equal to the then rate charged by the Debenture Trustee under similar indentures from time to time, payable on demand. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

8.3 To Give Notice of Default

The Company shall notify the Debenture Trustee in writing immediately upon obtaining knowledge of any Event of Default hereunder.

8.4 Preservation of Existence, etc.

Subject to Article 12 hereof, the Company shall, and shall cause each Significant Entity in which it directly or indirectly owns more than 50% of the total voting or equity interests and (to the extent that the Company has any direct or indirect contractual or other approval rights over the actions of such Significant Entity) any of its other Significant Entities, to preserve, renew and maintain in full force and effect its legal existence and good standing under the laws of the jurisdiction of its organization; and, except where failure to do so would not have a Material Adverse Effect, take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business.

8.5 Keeping of Books

The Company will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Company in accordance with generally accepted accounting principles.

8.6 Reporting Requirements

In the event that the Company has Global Debentures outstanding, the Company will provide the Depository with copies of continuous disclosure documents furnished to holders of its IPSs under Applicable Securities Legislation.

8.7 Performance of Covenants by Debenture Trustee

If the Company shall fail to perform any of its covenants contained in this Indenture, the Debenture Trustee may notify the Debentureholders of such failure on the part of the Company or may itself perform any of the covenants capable of being performed by it, but (subject to Sections 9.2 and 16.3) shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Debenture Trustee shall be repayable as provided in Section 8.2. No such performance, expenditure or advance by the Debenture Trustee shall be deemed to relieve the Company of any default hereunder or from its continuing indebtedness.

8.8 Listing

The Company shall use commercially reasonable efforts to ensure that the IPSs and the Debentures, respectively, are listed and posted for trading on the TSX (and the Common Shares forming part of IPSs are listed on the TSX), and shall maintain such listing and posting for trading of the IPSs and the Debentures, respectively, and the Common Shares, on the TSX, and to maintain the Company's status as a "reporting issuer" not in default of Applicable Securities Legislation.

8.9 Regarding Redemption

The Company shall not exercise its redemption rights under Article 3 of the Subordinated Note Indenture until such time as there are no longer any Debentures outstanding unless the Company redeems the Debentures concurrently with the Subordinated Notes.

8.10 Regarding Covenants

Notwithstanding anything to the contrary contained herein, none of the covenants listed herein shall operate as being more restrictive than the analogous covenants in the Subordinated Note Indenture and Senior Credit Agreements.

ARTICLE 9
DEFAULT

9.1 Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an **"Event of Default"**:

(a) failure for 30 days to pay interest on the Debentures when due;

(b) failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption, by declaration or otherwise;

(c) the Company fails to comply with Article 12 hereof;

(d) the Company or any Major Significant Entity of the Company pursuant to or within the meaning of any Bankruptcy Law:

(i) commences a voluntary case or proceeding;

(ii) consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii) consents to the appointment of a custodian of it or for any substantial part of its property; or

(iv) makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency;

(e) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company or any Major Significant Entity of the Company in an involuntary case;

(ii) appoints a custodian of the Company or any Major Significant Entity of the Company or for any substantial part of the property of the Company or any Major Significant Entity of the Company; or

(iii) orders the winding up or liquidation of the Company or any Major Significant Entity of the Company;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 90 days;

(f) if a resolution is passed for the winding-up or liquidation of the Company except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 12.1 are duly observed and performed;

(g) if, after the date of this Indenture, any proceedings with respect to the Company are taken with respect to a compromise or arrangement, with respect to creditors of the Company generally, under the applicable legislation of any jurisdiction;

(h) default in the observance or performance of any material covenant or condition of this Indenture by the Company for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Company, as applicable, specifying such default and requiring the Company, as applicable, to remedy such default; or

(i) failure by the Company or any Significant Entity of the Company to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) inclusive of any grace, extension, forbearance or similar period, in respect of any Indebtedness having an aggregate principal amount (including undrawn or unavailable amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than U.S. $10,000,000 or failure to observe or perform any other agreement or condition relating to any Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs for a period beyond the applicable grace, cure, extension, forbearance or other similar period the effect of which default or other event is to cause, or to permit the holder or holders of such indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased or redeemed (automatically or otherwise) prior to its stated maturity.

In each and every such event the Debenture Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, and upon being indemnified to its reasonable satisfaction against all fees, costs, expenses and liabilities to be incurred, subject to the provisions of Section 9.3, by notice in writing to the Company declare the principal of (and premium, if any) and interest on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Debenture Trustee, and the Company shall subject to Article 6 forthwith pay to the Debenture Trustee for the benefit of the Debentureholders such principal, premium, if any, accrued and unpaid interest and interest on amounts in default on such Debenture and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other monies from the date of such declaration until payment is received by the Debenture Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Company's obligations hereunder and any monies so received by the Debenture Trustee shall be applied in the manner provided in Section 9.6. For greater certainty, for the purposes of this Section 9.1, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section 9.1 refer to Debentures of that particular series. For purposes of this Article 9, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 9.1, then this Article 9 shall apply *mutatis mutandis* to the Debentures of such series and references in this Article 9 to the Debentures shall mean Debentures of the particular series and references to the Debentureholders shall refer to the Debentureholders of the particular series, as applicable.

9.2 Notice of Events of Default

If an Event of Default shall occur and be continuing the Debenture Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default: (i) to the Debentureholders in the manner provided in Section 15.1; and (ii) relying upon contact information provided by the Company from time to time, to the agent(s) under the Senior Credit Agreements, provided that the Debenture Trustee shall be entitled to rely on such notice and shall not be subject to any liability as a result of its inadvertent failure to provide such

notice. Notwithstanding the foregoing, unless the Debenture Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Debenture Trustee shall not be required to give such notice if the Debenture Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Company in writing.

When notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Debenture Trustee to the Debentureholders within 15 days after the Debenture Trustee receives written notice that the Event of Default has been cured.

9.3 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of a majority of the principal amount of Debentures then outstanding or by Ordinary Resolution of Debentureholders at a meeting held in accordance with Article 14 hereof, to instruct the Debenture Trustee to waive any Event of Default and to cancel any declaration made by the Debenture Trustee pursuant to Section 9.1 and the Debenture Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing, if the Event of Default has occurred by reason of the non-observance or non-performance by the Company of any covenant applicable only to one or more series of Debentures, then the holders of a majority of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Debenture Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b) the Debenture Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Debenture Trustee's opinion, relying on the opinion of Counsel, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Debenture Trustee in the exercise of its discretion, upon such terms and conditions as the Debenture Trustee may deem advisable.

No such act or omission either of the Debenture Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

9.4 Enforcement by the Debenture Trustee

Subject to the provisions of Section 9.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Company shall fail to pay to the Debenture Trustee, forthwith after the same shall have been declared to be due and payable under

Section 9.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Debenture Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Debenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Debenture Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Debenture Trustee shall deem expedient.

The Debenture Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Debenture Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Company or its creditors or relative to or affecting its property. The Debenture Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Debenture Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Debenture Trustee, in order to have the respective claims of the Debenture Trustee and of the holders of the Debentures against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 9.3, nothing contained in this Indenture shall be deemed to give to the Debenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Debenture Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Debenture Trustee without the possession of any of the Debentures or the production thereof at the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Debenture Trustee shall be brought in the name of the Debenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Debenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Debenture Trustee shall be a party) the Debenture Trustee shall be held to

represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

9.5 No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or premium (if any) or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Debenture Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Debenture Trustee and the Debenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Debenture Trustee, when so requested by the Debenture Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Debenture Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Debenture Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

9.6 Application of Monies by Debenture Trustee

(a) Except as herein otherwise expressly provided, any monies received by the Debenture Trustee from the Company pursuant to the foregoing provisions of this Article 9, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Company, shall be applied, together with any other monies in the hands of the Debenture Trustee available for such purpose, as follows:

(i) first, in payment or in reimbursement to the Debenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Debenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii) second, but subject as hereinafter in this Section 9.6 provided, in payment, rateably and proportionately to (and in the case of applicable withholding taxes, if any, on behalf of) the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii) third, in payment of the surplus, if any, of such monies to the Company or its assigns; provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Company or any of its Significant Entities (other than any Debenture pledged for value and in good faith to a person other than the Company or any of its Significant Entities but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b) The Debenture Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Debenture Trustee may think necessary to provide for the payments mentioned in Section 9.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 16.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

9.7 Notice of Payment by Debenture Trustee

Not less than 15 days notice shall be given in the manner provided in Section 15.2 by the Debenture Trustee to the Debentureholders of any payment to be made under this Article 9. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

9.8 Debenture Trustee May Demand Production of Debentures

The Debenture Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 9 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Debenture Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Company as the Debenture Trustee shall deem sufficient.

9.9 Remedies Cumulative

No remedy herein conferred upon or reserved to the Debenture Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

9.10 Judgment Against the Company

The Company covenants and agrees with the Debenture Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Debenture Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other monies owing hereunder.

9.11 Subordination

This Article 9 and the powers, rights and authority granted to the Debenture Trustee hereunder, are subject to the terms and provisions of Article 6 and Article 4 of the Guarantee.

ARTICLE 10
SATISFACTION AND DISCHARGE

10.1 Cancellation and Destruction

Subject to applicable retention requirements, all Debentures shall forthwith after payment thereof be delivered to the Debenture Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Debenture Trustee and, if required by the Company, the Debenture Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

10.2 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Debenture Trustee may require:

(a) the Company shall be entitled to pay or deliver to the Debenture Trustee and direct the Debenture Trustee to set aside; or

(b) in respect of monies in the hands of the Debenture Trustee which may or should be applied to the payment of the Debentures, the Company shall be entitled to direct the Debenture Trustee to set aside.

the principal, premium (if any) or the interest, as the case may be (after deduction of any applicable withholding taxes), in trust to be paid or delivered to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such monies have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies (less applicable withholding taxes, if any), so set aside by the Debenture Trustee upon due presentation and surrender thereof, subject always to Section 10.4.

10.3 Repayment of Unclaimed Monies

Subject to applicable law, any monies set aside under Section 10.2 and not claimed by and paid to holders of Debentures as provided in Section 10.2 within ten years after the date of such setting aside shall be repaid and delivered to the Company by the Debenture Trustee and thereupon the Debenture Trustee shall be released from all further liability with respect to such monies and thereafter the holders of the Debentures in respect of which such monies were so repaid to the Company shall have no rights in respect thereof except to obtain payment and delivery of the monies from the Company subject to any limitation provided by the laws of the Province of Ontario.

10.4 Discharge

The Debenture Trustee shall at the written request of the Company release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Company from its covenants herein contained (other than the provisions relating to the indemnification of the Debenture Trustee), upon proof being given to the reasonable satisfaction of the Debenture Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

10.5 Satisfaction

(a) The Company shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Debenture Trustee, at the expense of the Company, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable, either:

(i) the Company has deposited or caused to be deposited with the Debenture Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, as the case may be, of such Debentures; or

(ii) the Company has deposited or caused to be deposited with the Debenture Trustee as trust property in trust for the purpose of making payment on such Debentures:

(A) if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada; or

(B) if the Debentures are issued in a currency other than Canadian Dollars, cash in the currency in which the Debentures are payable and/or such amount in such currency of direct obligations of, or

obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency in which the Debentures are payable,

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures, provided that, for the purposes of Section 10.5(a)(ii)(B), the Debenture Trustee will be entitled to rely on an opinion of Counsel or such other advisor satisfactory to it in making such a determination;

and in either event:

(iii) the Company has paid, caused to be paid or made provisions to the satisfaction of the Debenture Trustee for the payment of all other sums payable with respect to all of such Debentures (together with all applicable expenses of the Debenture Trustee in connection with the payment of such Debentures); and

(iv) the Company has delivered to the Debenture Trustee a Certificate of the Manager stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Debenture Trustee referred to in this Section 10.5 shall be irrevocable, subject to Section 10.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Debenture Trustee and the Company and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied. In the event that the Debenture Trustee enters into any such agreement contemplated by this Section 10.5(a), the Debenture Trustee shall be deemed to have completely and satisfactorily discharged its duties and obligations under this indenture with respect to the Debentures being satisfied and all future duties and obligations of the Debenture Trustee with respect to the satisfied Debentures shall be governed solely pursuant to the terms of the new escrow and/or trust agreement, as applicable.

(b) Notwithstanding anything to the contrary in Section 10.5(a), the Debenture Trustee shall not be obligated to accept holdings of any nature or kind which it does not hold for its clients in the ordinary course of business.

(c) Upon the satisfaction of the conditions set forth in this Section 10.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2, Article 5, Section 16.18 and the other provisions of this Indenture pertaining to the foregoing provisions) shall no longer be binding upon or applicable to the Company.

(d) Any funds or obligations deposited with the Debenture Trustee pursuant to this Section 10.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(e) If the Debenture Trustee is unable to apply any money or securities in accordance with this Section 10.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 10.5 until such time as the Debenture Trustee is permitted to apply all such money or securities in accordance with this Section 10.5, provided that if the Company has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Debenture Trustee.

10.6 Continuance of Rights, Duties and Obligations

Where trust funds or trust property have been deposited pursuant to Section 10.5, the holders of Debentures and the Company shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 5, Section 16.18 and the other provisions of this Indenture pertaining to the foregoing provisions.

ARTICLE 11
IPS INTEREST PAYMENT ELECTION

11.1 IPS Interest Payment Election

(a) Provided that no Event of Default has occurred and is continuing and that all necessary regulatory approvals have been obtained (including any required approval of any stock exchange on which the Debentures or IPSs are then listed), the Company shall have the right, at any time and from time to time, to make an IPS Interest Payment Election in respect of any Interest Obligation, in whole or in part, by delivering an IPS Interest Payment Election Notice to the Debenture Trustee no later than the earlier of: (i) the date required by applicable law or the rules of any stock exchange on which the Debentures or IPSs are then listed, and (ii) the day which is 15 Business Days prior to the Interest Payment Date to which the IPS Interest Payment Election relates.

(b) Upon receipt of an IPS Interest Payment Election Notice, the Debenture Trustee shall, as directed in writing by the Company, as agent of the Company, in accordance with this Article 11 and such IPS Interest Payment Election Notice: (i) deliver IPS Bid Requests to the investment banks, brokers or dealers (each, a "**Broker**") identified by the Company, in its absolute discretion, in the IPS Interest Payment Election Notice, or (ii) agree to the Company establishing an account or accounts (in the name of the Debenture Trustee, if necessary) with a Broker identified by the Company, in its absolute discretion, in the IPS Interest Payment Election Notice for the purpose of such Broker selling Freely Tradeable IPSs on behalf of the Company in accordance with the terms hereof (which Broker shall notify the Company and the Debenture Trustee as such IPSs are sold and the settlement rules prescribed by securities regulatory policies shall apply in respect of the payment for such IPSs). The Broker shall send copies of the monthly statements and transaction slips in respect of all

sales of IPSs to the Company (with a duplicate copy to the Debenture Trustee, or as it may otherwise in writing direct), as soon as reasonably practicable after preparation thereof. All fees payable in respect of such accounts shall be paid by the Company; provided, however, that it shall be a condition precedent to the Company establishing such an account with one or more Brokers that all necessary legal, regulatory and other requirements have been satisfied by the Company and the Debenture Trustee, if applicable, and the Company shall assume, to the maximum extent permitted herein and at law, all responsibility for administering such account(s). In connection with the IPS Interest Payment Election, the Debenture Trustee shall have the power to: (i) accept delivery of the IPSs from the Company and process the IPSs in accordance with the IPS Interest Payment Election Notice, (ii) accept bids with respect to, and consummate sales of, such IPSs, each as the Company shall direct in its absolute discretion through the Broker identified by the Company in the IPS Interest Payment Election Notice, (iii) invest the proceeds of such sales in Canadian Government Obligations which mature prior to the applicable Interest Payment Date, (iv) deliver proceeds to holders of Debentures to satisfy all or a portion of the Company's Interest Obligations, as directed by the Company in the IPS Interest Payment Election Notice, and (v) perform any other action necessarily incidental thereto as directed by the Company in its absolute discretion. The IPS Interest Payment Election Notice shall, where the Debenture Trustee delivers IPS Bid Requests, direct the Debenture Trustee to solicit and accept only, and each IPS Bid Request shall provide that the acceptance of any bid is conditional on the acceptance of, sufficient bids to result in aggregate net proceeds from such issue and sale of IPSs which, together with the cash payments to be made by the Company, if any, equal the Interest Obligation on the IPS Delivery Date.

(c) The IPS Interest Payment Election Notice shall provide confirmation from the Company that all necessary regulatory approvals have been obtained and shall also provide for, and all bids, if any, shall be subject to, the right of the Company, by delivering written notice to the Debenture Trustee at any time prior to the consummation of such delivery and sale of the IPSs on the IPS Delivery Date, to withdraw the IPS Interest Payment Election (which shall have the effect of withdrawing each related IPS Bid Request), whereupon the Company shall be obliged to pay in cash the Interest Obligation in respect of which the IPS Interest Payment Election Notice has been delivered.

(d) Any sale of IPSs pursuant to this Article 11 may be made to one or more Persons whose bids are solicited.

(e) The amount receivable in cash by a holder of a Debenture in respect of the Interest Obligation or the entitlement thereto will not be affected by whether or not the Company elects to satisfy the Interest Obligation pursuant to an IPS Interest Payment Election.

(f) The Debenture Trustee shall inform the Company promptly following receipt of any bid or bids for IPSs solicited pursuant to the IPS Bid Requests. The Debenture Trustee shall accept such bid or bids as the Company, in its absolute discretion, shall direct by Written Direction of the Manager, provided that the aggregate net proceeds of all sales of IPSs through the facilities of a registered broker/dealer resulting from

the acceptance of such bids, together with the amount of any cash payment by the Company, on the IPS Delivery Date, must be equal to the related IPS Interest Payment Election Amount in connection with any bids so accepted. The Company, the Debenture Trustee (if required by the Company in its absolute discretion) and the applicable bidders shall, not later than the IPS Delivery Date, enter into IPS Purchase Agreements in a form satisfactory to the Debenture Trustee and shall comply with all Applicable Securities Legislation, including the securities rules and regulations of any stock exchange on which the Debentures or IPSs are then listed. The Company shall pay all fees and expenses in connection with the IPS Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the fees of the Debenture Trustee.

(g) Provided that (i) all conditions specified in each IPS Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the IPSs to be sold thereunder against payment of the purchase price thereof, and (ii) the purchasers under each IPS Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the IPS Delivery Date, the Company shall, on the IPS Delivery Date, deliver to the Debenture Trustee the IPSs to be sold on such date through the facilities of a registered broker/dealer, an amount in cash equal to the value of any fractional IPSs and a Certificate of the Manager to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each IPS Purchase Agreement, have been satisfied. Upon such deliveries, the Debenture Trustee shall consummate such sales through the facilities of a registered broker/dealer on such IPS Delivery Date by the delivery of the IPSs to such purchasers against payment to the Debenture Trustee in immediately available funds of the purchase price therefor.

(h) The Debenture Trustee shall, on the IPS Delivery Date, use the sale proceeds of the IPSs (together with any cash received from the Company) to purchase, on the direction of the Company in writing, Canadian Government Obligations which mature prior to the applicable Interest Payment Date and which the Debenture Trustee is required to hold until maturity (the "**IPS Proceeds Investment**") and shall, on such date, deposit the balance, if any, of such sale proceeds in the Property Account for such Debentures. The Debenture Trustee shall hold such IPS Proceeds Investment (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Debentures. At least one Business Day prior to the Interest Payment Date, the Debenture Trustee shall deposit amounts from the proceeds of the IPS Proceeds Investment in the Property Account to bring the balance of the Property Account to the IPS Interest Payment Election Amount. On the Interest Payment Date, the Debenture Trustee shall pay the amount held in the Property Account to the holders of record of the Debentures on the record date of such Interest Payment Date (less any tax required to be withheld, if any) and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the IPS Proceeds Investment or otherwise in excess of the IPS Interest Payment Election Amount to the Company.

(i) Neither the making of an IPS Payment Election nor the consummation of sales of IPSs on an IPS Delivery Date shall (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate

amount equal to the Interest Obligation payable on such date or (ii) entitle or require such holders to receive any Freely Tradeable IPSs in satisfaction of such Interest Obligation.

ARTICLE 12
SUCCESSORS

12.1 Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

(a) The Company will not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation) or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of Canada or any province or territory thereof (the Company or such Person, as the case may be, being herein called the "**Successor Company**");

(ii) the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under this Indenture, the Debentures and any related security pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Debenture Trustee;

(iii) all of the Guarantees of the Debentures, Security Documents, and related security, remain in full force and effect or replacement guarantees and security reasonably satisfactory to the Debenture Trustee are provided;

(iv) immediately after giving effect to such transaction (and treating any indebtedness which becomes an obligation of the Successor Company or any of its Significant Entities as a result of such transaction as having been incurred by the Successor Company or such Significant Entity at the time of such transaction) no Default or Event of Default shall have occurred and be continuing;

(v) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period the Cash Flow Coverage Ratio for the Successor Company and its Significant Entities would be greater than or equal to such ratio for the Company and its Significant Entities immediately prior to such transaction;

(vi) each party to the Debentures and Security Documents, unless they are the other party to the transactions described above, will have by supplemental securities and guarantees confirmed that such securities and guarantees will apply to such Person's obligations under the Debentures and Security Documents (or, such parties will have entered into guarantees of the

Debentures in form and substance substantially the same as the Security Documents); and

(vii) the Company will have delivered to the Debenture Trustee a Certificate of the Manager and an opinion of Counsel stating that such consolidation, merger or transfer and such supplemental debentures, security documents and indenture (if any) (or guarantees of the Debentures) comply with this Indenture.

The Successor Company shall succeed to, and be substituted for, the Company under this Indenture and the Debentures. Notwithstanding the foregoing Sections 12.1(a)(iii) and 12.1(a)(iv), (a) any Significant Entity of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company or to another Significant Entity of the Company, and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another province or territory of Canada so long as the amount of indebtedness of the Company and its Significant Entities is not increased thereby.

(b) Subject to the provisions of a Guarantee governing the release of the Guarantee upon the sale or disposition of a Guarantor that is a Significant Entity of the Company, each Guarantor shall not, and the Company shall not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of Canada or the United States or any province or territory of Canada or state of the United States (such Guarantor or such Person, as the case may be, being herein called the "**Successor Guarantor**");

(ii) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under this Indenture and such Guarantor's Guarantee and related security pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(iii) immediately after giving effect to such transaction (and treating any indebtedness which becomes an obligation of the Successor Guarantor or any of its Significant Entities as a result of such transaction as having been incurred by the Successor Guarantor or such Significant Entity at the time of such transaction) no Default or Event of Default shall have occurred and be continuing; and

(iv) the Guarantor shall have delivered or caused to be delivered to the Trustee a Certificate of the Manager and an opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with this Indenture.

Subject to the provisions of a Guarantee governing the release of the Guarantee, the Successor Guarantor shall succeed to, and be substituted for, such Guarantor under this Indenture and such Guarantor's Guarantee. Notwithstanding the foregoing Section 12.1(b)(iii), a Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States or province or territory of Canada so long as the amount of indebtedness of the Guarantor is not increased thereby.

12.2 Vesting of Powers in Successor

Notwithstanding Section 12.1, whenever the conditions of Section 12.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Company under this Indenture with the same effect as though the Successor had been named as the Company herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor or the disposition of less than all of the Company's undertaking, property and assets to the Successor, the Company shall be relieved of all obligations and covenants under this Indenture and the Debentures forthwith upon the Company delivering to the Debenture Trustee an opinion of Counsel to the effect that the transaction shall not result in any material adverse tax consequences to the Company or the Successor. The Debenture Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 13
COMPULSORY ACQUISITION

13.1 Definitions

In this Article:

(a) "**Affiliate**" and "**Associate**" shall have their respective meanings set forth in the *Securities Act* (Ontario);

(b) "**Dissenting Debentureholders**" means a Debentureholder who does not accept an Offer referred to in Section 13.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(c) "**Offer**" means an offer to acquire outstanding Debentures where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror's Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(d) "**offer to acquire**" includes an offer to purchase, or a satisfaction of an offer to sell, an acceptance of an offer to sell whether or not such offer to sell has been solicited or any combination thereof and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell;

(e) "**Offeror**" means a Person, or two or more Persons acting jointly or in concert, who make an Offer to acquire Debentures;

(f) "**Offeror's Debentures**" means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or the Company acting jointly or in concert with the Offeror; and

(g) "**Offeror's Notice**" means the notice described in Section 13.3.

13.2 Offer for Debentures

If an Offer for outstanding Debentures of a series (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a) within at least 35 days but not more than 4 months after the date the Offer is made, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror's Debentures;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c) the Offeror complies with Sections 13.3 and 13.5;

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

13.3 Offeror's Notice to Dissenting Debentureholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 13.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Debentureholder stating that:

(a) Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror's Debentures, have accepted the Offer;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c) Dissenting Debentureholders must elect to:

(i) transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; or

(ii) demand payment of fair value for their Debentures pursuant to Section 13.8 hereof by notifying the Offeror within 21 days after the date of receiving the Offeror's Notice; and

(d) any Dissenting Debentureholders who fails to notify the Offeror of its election as described under Section 13.3(c) will be deemed to have elected to transfer his or her

Debentures to the Offeror on the same terms on which the Offeror acquired Debentures from Debentureholders who accepted the Offer.

13.4 Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror's Notice is sent pursuant to Section 13.3 shall, within 21 days after the date of receiving the Offeror's Notice with respect to the election in Section 13.3(c), in the case of Fully Registered Debentures, send his or her Debenture certificate(s) to the Debenture Trustee duly endorsed for transfer.

13.5 Payment of Consideration to Debenture Trustee

Within 21 days after the Offeror sends an Offeror's Notice pursuant to Section 13.3, the Offeror shall pay or transfer to the Debenture Trustee, or to such other person as the Debenture Trustee may direct, the cash or other consideration that would be payable if all Dissenting Debentureholders elected to accept the Offer in accordance with Section 13.3. The acquisition by the Offeror of all Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

13.6 Consideration to be held in Trust

The Debenture Trustee, or the person directed by the Debenture Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 13.5. The Debenture Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, which may include an Affiliate of the Debenture Trustee, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

13.7 Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror's Notice pursuant to Section 13.3, the Debenture Trustee, if the Offeror has complied with Section 13.5, shall:

(a) do all acts and things and execute and cause to be executed all instruments as in the Debenture Trustee's opinion may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b) send to each Dissenting Debentureholder who has made or deemed to have made an election and, if applicable has complied with Section 13.4, the consideration to which such Dissenting Debentureholder is entitled under this Article 13 net of applicable withholding taxes, if applicable; and

(c) send to each Dissenting Debentureholder a notice stating that:

(i) his or her Debentures have been transferred to the Offeror;

(ii) the Debenture Trustee or some other Person designated in such notice are holding in trust the consideration to which the Dissenting Debentureholder is entitled to receive for such Debentures if the Debentureholder elected to receive the consideration payable or paid under the Offer; and

(iii) the Debenture Trustee, or such other Person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder's Debenture certificate(s) or such other documents as the Debenture Trustee or such other Person may require in lieu thereof,

and the Debenture Trustee is hereby appointed the agent and attorney, and is granted power of attorney with respect to the Debentures, of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions, including, without limitation, the power and authority to execute such transfers as may be necessary or desirable in respect of the book-entry only registration system of the Depository.

13.8 Demand for Payment of Fair Value

(a) If a Dissenting Debentureholder has elected to demand payment of the fair value for his or her Debentures pursuant to Section 13.3, the Offeror may, within 21 days after it has paid the cash or transferred the other consideration to the Debenture Trustee under Section 13.5, apply to a court to fix the fair value of the Debentures of that Dissenting Debentureholder.

(b) If the Offeror fails to apply to a court under Section 13.8(a), a Dissenting Debentureholder may apply to a court for the same purpose within a further period of 21 days.

(c) Where no application is made to a court under Section 13.8(b) within the period set out in that Section, a Dissenting Debentureholder is deemed to have elected to transfer his or her Debentures to the Offeror on the same terms on which the Offeror acquired Debentures of the applicable series from Debentureholders who accepted the Offer.

(d) An application under Section 13.8(a), or 13.8(b), shall be made to a court having jurisdiction in the Province of Ontario.

(e) A Dissenting Debentureholder is not required to give security for costs in an application made under Section 13.8(a) or 13.8(b).

(f) On an application under Section 13.8(a) or 13.8(b):

(i) all Dissenting Debentureholders that have elected pursuant to Section 13.3 shall be joined as parties and are bound by the decision of the court; and

(ii) the Offeror shall notify each affected Dissenting Debentureholder of the date, place and consequences of the application and of their right to appear and be heard in person or by legal counsel.

(g) On an application to a court under Section 13.8(a) or 13.8(b) the court may determine whether any other Person is a Dissenting Debentureholder who should be joined as a party, and the court shall then fix a fair value for each series of Debentures held by the Dissenting Debentureholders.

(h) A court may in its discretion appoint one or more appraisers to assist the court in fixing a fair value for each series of Debentures of a Dissenting Debentureholder.

(i) The final order of the court shall be made against the Offeror in favour of each Dissenting Debentureholder in the amount for each series of Debentures as fixed by the court.

(j) In connection with proceedings under this Section 13.8, a court may make any order it thinks fit and, without limiting the generality of the foregoing, it may:

(i) fix the amount of money or other consideration that is required to be held in trust under Section 13.6;

(ii) order that money or other consideration be held in trust by a Person other than the Debenture Trustee; and

(iii) allow a reasonable rate of interest on the amount payable to each Dissenting Debentureholder from the date they send or deliver notice to the Offeror under Section 13.4 until the date of payment.

13.9 Communication of Offer to the Company

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Company.

ARTICLE 14
MEETINGS OF DEBENTUREHOLDERS

14.1 Right to Convene Meeting

The Debenture Trustee or the Company may at any time and from time to time, and the Debenture Trustee shall, on receipt of a written request of the Company or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Company or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Debenture Trustee failing, within 30 days after receipt of any such request and such funding and indemnification, to give notice convening a meeting, the Company or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Debenture Trustee.

14.2 Notice of Meetings

(a) At least 21 days notice of any meeting shall be given to the Debentureholders in the manner provided in Section 15.2 and a copy of such notice shall be sent by post to the Debenture Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for

any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b) If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 14.15, especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Sections 14.2(c) and (d)), then:

(i) a reference to such fact, indicating each series of Debentures in the opinion of the Debenture Trustee, as advised by counsel, so especially affected (hereinafter referred to as the "**especially affected series**") shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a "**Serial Meeting**"; and

(ii) the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 14.15 unless in addition to compliance with the other provisions of this Article 14:

(A) at such Serial Meeting: (I) there are Debentureholders present in person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 14 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66 2/3%) of the principal amount of the Debentures of such series then outstanding voted on the resolution; or

(B) in the case of action taken or power exercised by instrument in writing under Section 14.15, such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the Debentures of such series then outstanding.

(c) Subject to Section 14.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 14.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Debenture Trustee and the Company for all purposes hereof.

(d) A proposal:

(i) to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or any redemption premium thereon or to impair any conversion right thereof;

(ii) to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii) to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 14.2 or Sections 14.4, 14.12 and 14.15,

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

14.3 Chairman

Some person, who need not be a Debentureholder, nominated in writing by the Company (in case it convenes the meeting) or the Debenture Trustee (in any other case) shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some person present to be chairman.

14.4 Quorum

Subject to the provisions of Section 14.12, at any meeting of the Debentureholders a quorum shall consist of not less than two Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place, to the extent possible, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 14.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

14.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

14.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 14.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

14.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting and voted on the poll.

14.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he or she shall then be the holder. A proxyholder need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

14.9 Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Company (in case it convenes the meeting) or the Debenture Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b) the deposit of instruments appointing proxies at such place as the Debenture Trustee, the Company or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the

holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or sent by other electronic means before the meeting to the Company or to the Debenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

14.10 Persons Entitled to Attend Meetings

The Company, the Manager and the Debenture Trustee, by their respective officers, directors, employees and agents (as applicable), the Auditors of the Company and the legal advisers of the Company, the Debenture Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

14.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by applicable law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b), (c), (d) and (l) to receipt of the prior approval of the TSX or such other exchange on which the Debentures are then listed:

(a) power to authorize the Debenture Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Debenture Trustee against the Company, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(c) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Company and to authorize the Debenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d) power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Company or for the consolidation, amalgamation or merger of the Company with any other Person or for the sale, leasing, transfer or other

disposition of all or substantially all of the undertaking, property and assets of the Company or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 12.1 shall have been complied with;

(e) power to direct or authorize the Debenture Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f) power to waive, and direct the Debenture Trustee to waive, any default hereunder and/or cancel any declaration made by the Debenture Trustee pursuant to Section 9.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g) power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h) power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 9.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any IPSs or other securities of the Company;

(j) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Debenture Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k) power to remove the Debenture Trustee from office and to appoint a new Debenture Trustee or Debenture Trustees provided that no such removal shall be effective unless

and until a new Debenture Trustee or Debenture Trustees shall have become bound by this Indenture;

(l) power to sanction the conversion of the Debentures for or the conversion thereof into IPSs, bonds, debentures or other securities or obligations of the Company or of any other Person formed or to be formed;

(m) power to authorize the distribution *in specie* of any securities received pursuant to a transaction authorized under the provisions of Section 14.11(l); and

(n) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 14.11(j).

Notwithstanding the foregoing provisions of this Section 14.11, none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 6 which could reasonably be expected to detrimentally affect the rights, remedies or recourse of the priority of the Senior Creditors.

14.12 Meaning of "Extraordinary Resolution"

(a) The expression "**Extraordinary Resolution**" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66⅔% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than 66⅔% of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b) If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 25% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 15.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the

affirmative vote of holders of not less than 66⅔% of the principal amount of the Debentures and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than 66⅔% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

14.13 Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

14.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Debenture Trustee at the expense of the Company, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

14.15 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66⅔% of the principal amount of all the outstanding Debentures and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of 66⅔% of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression "**Extraordinary Resolution**" when used in this Indenture shall include an instrument so signed.

14.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 14.15 shall be binding upon all the

Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Debenture Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

14.17 Evidence of Rights Of Debentureholders

(a) Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b) The Debenture Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

14.18 Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 14.15, does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this Article 14 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

ARTICLE 15
NOTICES

15.1 Notice to the Company

Any notice to the Company or any Guarantor or to the Debenture Trustee (on its own account or on behalf of the Debentureholders) under the provisions of this Indenture shall be valid and effective if delivered to the Company at 355 Burrard Street, Suite 1900, Vancouver, BC, V6C 2G8, Attention: Chief Executive Officer, Fax (604) 682-7131, with a copy delivered to the Manager at: 200 Clarendon Street, 55th Floor, Boston, MA, 02117, Attention: Chief Executive Officer, Fax: (617) 531-6370 a copy delivered to Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, Attention: Bill Gorman, Fax: (416) 979-1234 and a copy delivered to the Debenture Trustee at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Manager, Corporate Trust, Fax: (416) 981-9777 or if given by registered letter, postage prepaid, or facsimile transmission to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof or if sent by facsimile transmission on the first Business Day after confirmed transmission. The Company may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Company for all purposes of this Indenture.

15.2 Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular

addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Any notice to be given hereunder with respect to the Debentures delivered or served by telecopier or courier shall be deemed to have been given or served on the day upon which it is delivered. Accidental error or omission in giving notice or accidental failure to mail or otherwise deliver notice to any Debentureholder or the inability of the Company to give or mail or otherwise deliver any notice due to any event beyond the reasonable control of the Company shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Company shall give such notice by publication at least once in the City of Toronto, Ontario (or in such of those cities as, in the opinion of the Debenture Trustee, is sufficient in the particular circumstances), such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in the newspaper in which publication was required.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders having an interest in such Debenture.

15.3 Notice to Debenture Trustee

Any notice to the Debenture Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Debenture Trustee at its principal office in the City of Toronto, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Director, Corporate Trust Department or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Debenture Trustee may from time to time notify the Company in writing of a change of address which thereafter, until by like notice shall be the address of the Debenture Trustee to receive notices from the Company.

15.4 Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Debenture Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 15.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 15.3.

ARTICLE 16
CONCERNING THE DEBENTURE TRUSTEE

16.1 No Conflict of Interest

The Company acknowledges that the Debenture Trustee is acting as indenture trustee with respect to the Subordinated Notes. Accordingly, the Debenture Trustee may have or appear to

have a conflict of interest. The Company hereby agrees and consents to the appointment of the Debenture Trustee pursuant to this indenture.

Other than as disclosed above in this Section 16.1, the Debenture Trustee represents to the Company that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Debenture Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 16.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Debenture Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 16.2.

16.2 Replacement of Debenture Trustee

The Debenture Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company 30 days' notice in writing or such shorter notice as the Company may accept as sufficient. If at any time a material conflict of interest exists in the Debenture Trustee's role as a fiduciary hereunder the Debenture Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 16.2. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Debenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Debenture Trustee unless a new Debenture Trustee has already been appointed by the Debentureholders. Failing such appointment by the Company, the retiring Debenture Trustee or any Debentureholder may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct at the Company's expense, for the appointment of a new Debenture Trustee but any new Debenture Trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Debenture Trustee shall be effective only upon such new Debenture Trustee becoming bound by this Indenture. Any new Debenture Trustee appointed under any provision of this Section 16.2 shall be a corporation authorized to carry on the business of a trust company in all of the provinces and territories of Canada. On any new appointment the new Debenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Debenture Trustee.

Any company into which the Debenture Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Debenture Trustee shall be a party, or any company succeeding to the corporate trust business of the Debenture Trustee shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Debenture Trustee or of the Company, the Debenture Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Debenture Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Debenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Debenture Trustee to the successor Debenture Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Company be required by any new Debenture Trustee for more fully and certainly vesting in and confirming to it such estates,

properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Debenture Trustee, be made, executed, acknowledged and delivered by the Company.

16.3 Duties of Debenture Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Debenture Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

16.4 Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Debenture Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Debenture Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Debenture Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 16.5, if applicable, and with any other applicable requirements of this Indenture. The Debenture Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Debenture Trustee may act and rely on an opinion of Counsel satisfactory to the Debenture Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Company.

16.5 Evidence and Authority to Debenture Trustee, Opinions, etc.

The Company shall furnish to the Debenture Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Company or the Debenture Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Debenture Trustee at the request of or on the application of the Company, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Debenture Trustee in accordance with the terms of this Section 16.5, or (b) the Debenture Trustee, in the exercise of its rights and duties under this Indenture, gives the Company written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a) a Certificate of the Manager, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b) in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Company whom the Debenture Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certificates and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employee of the Company it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

The Company shall furnish to the Debenture Trustee at any time if the Debenture Trustee reasonably so requires, a Certificate of the Manager affirming compliance with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Company shall, whenever the Debenture Trustee so requires, furnish the Debenture Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Debenture Trustee as to any action or step required or permitted to be taken by the Company or as a result of any obligation imposed by this Indenture.

16.6 Debenture Trustee May Rely on Certificate of the Manager

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Debenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Debenture Trustee, if acting in good faith, may act and rely upon a Certificate of the Manager.

16.7 Experts, Advisers and Agents

The Debenture Trustee may:

(a) employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert or

advisor, whether obtained by the Debenture Trustee or by the Company, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof, and any solicitors employed or consulted by the Debenture Trustee may, but need not be, solicitors for the Company.

16.8 Debenture Trustee May Deal in Debentures

Subject to Sections 16.1 and 16.3, the Debenture Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

16.9 Investment of Monies Held by Debenture Trustee

Upon receipt of a Written Direction of the Manager, the Debenture Trustee shall invest the funds in Government Obligations in its name in accordance with such direction. Any direction from the Manager to the Debenture Trustee shall be in writing and shall be provided to the Debenture Trustee no later than 9:00 a.m. on the day on which the investment is to be made. Any such direction received by Debenture Trustee after 9:00 a.m. or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. the next Business Day. For the purpose of this Section, "**Business Day**" shall not include any day on which banks are not open for business in Toronto, Ontario.

In addition to any Written Direction of the Manager to invest cash in Government Obligations, the Debenture Trustee may hold cash balances constituting part or all of the funds and may, but need not, invest same in its deposit department or the deposit department of one of its Affiliates; provided that the Debenture Trustee and its Affiliates shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity other than at a rate, if any, established from time to time by the Debenture Trustee or one of its Affiliates. For the purpose of this Section, "**Affiliate**" means affiliated companies within the meaning of the *Business Corporations Act* (Ontario) ("**OBCA**"); and includes Computershare Investor Services Inc. and each of their affiliates within the meaning of the OBCA.

The Debenture Trustee shall not be held liable for any losses incurred in the investment of any funds in Government Obligations.

16.10 Debenture Trustee will Disburse Only Monies Deposited

The Debenture Trustee will disburse monies according to this Indenture only to the extent that monies have been deposited with it.

16.11 Debenture Trustee Not Ordinarily Bound

Except as provided in Section 9.2 and as otherwise specifically provided herein, the Debenture Trustee shall not, subject to Section 16.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein imposed upon the Company or of the covenants on the part of the Company herein contained, nor in any way to supervise or interfere with the conduct of the Company's business, unless the Debenture Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 14, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

16.12 Debenture Trustee Not Required to Give Security

The Debenture Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

16.13 Debenture Trustee Not Bound to Act on the Company's Request

Except as in this Indenture otherwise specifically provided, the Debenture Trustee shall not be bound to act in accordance with any direction or request of the Company or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Debenture Trustee, and the Debenture Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Debenture Trustee to be genuine.

16.14 Debenture Trustee Not Bound to Act

The Debenture Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Debenture Trustee, in its sole judgment and acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Debenture Trustee, in its sole judgment and acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 30 days' written notice to the Company or any shorter period of time as agreed to by the Company, notwithstanding the provisions of Section 16.2 of this Indenture, provided that:

(a) the Debenture Trustee's written notice shall describe, if permissible by applicable legislation, the circumstances of such non-compliance; and

(b) if such circumstances are rectified to the Debenture Trustee's satisfaction within such 30 day period, then such resignation shall not be effective.

16.15 Debenture Trustee Protected in Acting

The Debenture Trustee may act and rely, and shall be protected in acting and relying absolutely, upon any resolution, Certificate of the Manager, statement, instrument, opinion, report, notice, request, consent, order, letter, facsimile transmission, directions or other paper document believed in good faith by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Debenture Trustee shall be protected in acting and relying upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration, affidavit or other paper or document furnished to it, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

16.16 Conditions Precedent to Debenture Trustee's Obligations to Act Hereunder

The obligation of the Debenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Debenture Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Debenture Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Debenture Trustee to protect and hold harmless the Debenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Debenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

The Debenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Debenture Trustee the Debentures held by them for which Debentures the Debenture Trustee shall issue receipts.

16.17 Authority to Carry on Business

The Debenture Trustee represents to the Company that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in all of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 16.13, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Debenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any of the provinces or territories of Canada either become so authorized or resign in the manner and with the effect specified in Section 16.2.

16.18 Compensation and Indemnity

(a) The Company shall pay to the Debenture Trustee from time to time compensation for its services hereunder as agreed separately by the Company and the Debenture Trustee, and shall pay and reimburse the Debenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Debenture Trustee in the administration or execution of its duties under this Indenture (including

the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Debenture Trustee under this Indenture shall be finally and fully performed. The Debenture Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b) The Company hereby indemnifies and saves harmless the Debenture Trustee and its directors, officers and employees and agents (collectively, the "**Indemnified Parties**" and each an "**Indemnified Party**") from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against an Indemnified Party or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the negligent failure to act, or the wilful misconduct or bad faith of an Indemnified Party. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Debenture Trustee. An Indemnified Party shall notify the Company promptly of any claim for which it may seek indemnity. The Company shall defend the claim and the Indemnified Party shall co-operate in the defence. An Indemnified Party may have separate counsel and the Company shall pay the reasonable fees and expenses of such Counsel. The Company need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Debenture Trustee or the discharge of this Indenture.

(c) The Company need not reimburse any expense or indemnify against any loss or liability incurred by any Indemnified Party through any of such party's negligence, wilful misconduct or bad faith.

16.19 Acceptance of Trust

The Debenture Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

16.20 Withholding Obligation

(a) For greater certainty, the Debenture Trustee shall, as directed by the Company, withhold, from any payment made to a holder of a Debenture pursuant to the terms of this Indenture, whether of interest or other amounts, and including with respect to delivery of IPSs or other securities or property upon conversion of Debentures, the amount of any applicable withholding taxes required or permitted to be withheld in respect of such payment, and the Debenture Trustee shall remit such withheld amounts to the appropriate governmental authority, as and when required.

(b) In connection with the Debenture Trustee's obligation to withhold pursuant to Section 16.20(a) above, to the extent any payment to be made to a holder of a Debenture pursuant to the terms of this Indenture is to be satisfied by the Company delivering, or causing the delivery of, IPSs or other securities or property to the

Debentureholder (including, without limitation, the delivery of IPSs or other securities or property upon a conversion of Debentures pursuant to Article 7), the Debenture Trustee shall, subject to Applicable Laws, upon the written direction of the Company but for the account of the Debentureholder, sell, through the investment banks, registered brokers or registered dealers or other Persons selected by the Company, out of the IPSs or other securities or property issued on conversion pursuant to Article 7 or otherwise, such number of IPSs or other securities that is sufficient to yield net proceeds (after payment of all costs) to cover the amount of applicable withholding taxes required to be withheld, and the Debenture Trustee shall withhold such net proceeds and remit such amounts to the appropriate governmental authority, as and when required. Any amounts of net proceeds (after payment of all costs) in excess of the amount required to cover applicable withholding taxes will be remitted to the Debentureholder.

(c) For the purposes of determining the appropriate withholdings to be made from any payment to be made to a holder of a Debenture, the Company and the Debenture Trustee agree to co-operate and to provide each other with any relevant information they have with respect to the holders of the Debentures. For greater certainty, the parties acknowledge and agree that the withholding tax obligations with respect to a conversion of Debentures may be different than those in connection with interest or other payments on the Debentures.

ARTICLE 17
SUPPLEMENTAL INDENTURES

17.1 Supplemental Indentures

From time to time the Debenture Trustee and, when authorized by a resolution of the Directors, the Company, may, and shall when required by this Indenture, subject to the prior written approval of the TSX, as required, execute, acknowledge and deliver by its proper officers, deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a) providing for the issuance of Additional Debentures under this Indenture;

(b) adding to the covenants of the Company herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Debenture Trustee (relying on an opinion of Counsel), will not be prejudicial to the interests of the Debentureholders;

(d) evidencing the succession, or successive successions, of others to the Company and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e) giving effect to any Extraordinary Resolution passed as provided in Article 14;

(f) approving amendments to this Indenture which, in the opinion of the Debenture Trustee relying on the advice of Counsel, are necessary or desirable to prevent the assets of the Company from being treated for any purpose of ERISA or Section 4975 of the U.S. Tax Code as assets of any "**employee benefit plan**", as defined in Section 3 of ERISA, that is subject to Title I of ERISA, or of any "**plan**" as defined in, and subject to, Section 4975 of the U.S. Tax Code or to prevent the Company or any Affiliate of the Company from engaging in a "**prohibited transaction**" described in Section 406 of ERISA or as defined in Section 4975(c) of the U.S. Tax Code; and

(g) for any other purpose not inconsistent with the terms of this Indenture, provided that, in the opinion of the Debenture Trustee (relying on an opinion of Counsel), the rights of the Debentureholders are in no way prejudiced thereby.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Company and the Debenture Trustee (relying on the opinion of Counsel) may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be properly done in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, the Company and the Debenture Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Company provided for the issue of Debentures, providing that in the opinion of the Debenture Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders and the Senior Creditors are in no way prejudiced thereby.

ARTICLE 18
SECURITY

18.1 Security Documents

The Company hereby agrees to, and agrees to cause the Guarantors to, execute and deliver the Security Documents, to the extent not already delivered, in form and substance satisfactory to the Collateral Agent acting reasonably, as continuing collateral security for the due, prompt and complete payment, performance and satisfaction by the Company and the Guarantors of all of their indebtedness, liabilities and obligations of every nature whatsoever (whether present or future, direct or indirect, absolute or contingent, matured or unmatured, at any time due or accruing due, wheresoever and howsoever incurred, including any ultimate unpaid balance thereof, in any currency, and whether incurred prior to, at the time of or subsequent to the execution of this Indenture) to the Debenture Trustee, the Collateral Agent and the Securityholders, in connection with this Indenture and the Security Documents.

ARTICLE 19
EXECUTION AND FORMAL DATE

19.1 Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

19.2 Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of October 11, 2006 irrespective of the actual date of execution hereof.

IN WITNESS whereof the parties hereto have executed these presents by the hands of their proper officers.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: *"Mircho Mirchev"*
Name: Mircho Mirchev
Title: Professional, Corporate Trust

Per: *"Ann Samuel"*
Name: Ann Samuel
Title: Administrator, Corporate Trust

ATLANTIC POWER CORPORATION, by its manager, ATLANTIC POWER MANAGEMENT, LLC

Per: *"Barry Welch"*
Name: Barry Welch
Title: President and Chief Executive Officer

ATLANTIC POWER CORPORATION

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

SCHEDULE "A" TO THE TRUST INDENTURE

Form of Debenture

SCHEDULE "A"

This Debenture is a Global Debenture within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("**CDS**") to the Company or its transfer agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS, (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since as the registered holder hereof, CDS & CO. has an interest herein.

Certificate No. 1

CUSIP No. 04878QAH6 CDN$60,000,000

ATLANTIC POWER CORPORATION
(A corporation continued under and governed by the laws of the Province of British Columbia)

6.25% CONVERTIBLE SECURED DEBENTURE
DUE October 31, 2011

ATLANTIC POWER CORPORATION ("**the Company**") for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the "**Indenture**") dated as of October 11, 2006 between the Company and Computershare Trust Company of Canada (the "**Debenture Trustee**"), promises to pay to the registered holder hereof on October 31, 2011 (the "**Maturity Date**") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of sixty million dollars (CDN$60,000,000) in lawful money of Canada (CDN$60,000,000) on presentation and surrender of this Initial Debenture at the principal offices of the Debenture Trustee in Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.25% per annum, in like money, in arrears semi-annually (less any withholding tax required or permitted by law to be deducted) on April 30 and October 31 in each year commencing on April 30, 2007 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or the earlier date of redemption) to fall due on the Maturity Date and, should the Company at any time make default in the payment of any principal, premium or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty,

the first interest payment will include interest accrued from October 11, 2006 to, but excluding, April 30, 2007, which will be equal to CDN$34.42 for each CDN$1,000 principal amount of the Initial Debentures.

Interest hereon shall be payable by electronic transfer of funds to the registered holder hereof or such other means provided in the Indenture and, subject to the provisions of the Indenture, the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the Debentures of the Company issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of CDN$60,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Company and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth, and to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of CDN$1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being CDN$1,000 or an integral multiple thereof, of the principal of this Initial Debenture, provided that the principal amount of this Initial Debenture is in a denomination in excess of CDN$1,000, is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal offices of the Debenture Trustee in the City of Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into IPSs (without adjustment for interest accrued hereon or for dividends, distributions or interest payments on the IPSs issuable upon conversion) at a conversion price of CDN$12.40 per IPS (the "**Conversion Price**"), being a conversion ratio of approximately 80.6452 for each CDN$1,000 principal amount of Debentures so converted, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional IPSs will be issued on any conversion but in lieu thereof, the Company will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. No adjustment in the number of IPSs to be issued upon conversion will be made for distributions, dividends or interest payments on IPSs issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion. Holders converting their Initial Debentures will receive interest which has accrued and is unpaid in respect thereof from the most recent Interest Payment Date to which interest has been paid to, but not including, the Date of Conversion.

This Initial Debenture may be redeemed at the option of the Company on the terms and conditions set out in the Indenture at the Redemption Price therein and herein set out provided that this Initial Debenture is not redeemable prior to or on October 31, 2009. After October 31, 2009 and prior to the Maturity Date, this Initial Debenture is redeemable at the Redemption Price at the option of the Company provided that the Company files with the Debenture Trustee on the day

preceding the day on which notice of redemption of this Initial Debenture is first given, a Certificate of the Manager certifying that the weighted average price of the IPSs on the Toronto Stock Exchange (or elsewhere in accordance with the Indenture) for 20 consecutive trading days, ending on the fifth trading day preceding the day prior to the date on which such notice is given, is at least 125% of the Conversion Price then in effect.

Upon the occurrence of a Change of Control, each holder of Initial Debentures may subject to the terms and provisions of Section 2.4(h) and Article 6 of the Indenture require the Company to purchase the whole or any part of such holder's Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest up to, but excluding, the date the Initial Debentures are so repurchased (the "**Put Right**"). The Company shall satisfy such purchase price by payment in cash. If 90% or more of the principal amount of all Initial Debentures outstanding on the date the Company provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Put Right, the Company has the right to redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If an Offer for outstanding Debentures of a series (other than Debentures held by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) is made and 90% or more of the outstanding principal amount of the Debentures is taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Debentures.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct secured obligation of the Company, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Secured Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

Any payment of money to any holder of Debentures will be reduced by the amount of applicable withholding taxes, if any. The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal offices of the Debenture Trustee in Toronto and in such other place or places and/or by such other registrars (if any) as the Company with the approval of the Debenture Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

The following ownership restrictions apply to this Debenture (as well as to the IPSs of the Company) and are set out in Article 3 of the Indenture: "Prohibition Against Ownership by Certain United States Retirement Plans"; "Limitation on United States Resident Ownership"; and "Limitation on Ownership by Electric Utilities and Others".

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

The Indenture and this Debenture shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture. **In the event that the terms and conditions stated in this Debenture conflict, or are inconsistent, with the terms and conditions of the Indenture, the Indenture shall prevail and take priority.**

[remainder of page intentionally left blank]

IN WITNESS WHEREOF ATLANTIC POWER CORPORATION has caused this Debenture to be signed by its authorized signatories as of the 11th day of October, 2006.

ATLANTIC POWER CORPORATION

Per: ______________________________

Name:
Title:

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This Initial Debenture is one of the 6.25% Convertible Secured Debentures due October 31, 2011 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ________________________________
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Signature of Debenture Trustee or Registrar

____

CDS & Co.
85 Richmond Street West
Toronto, Ontario
M5H 2C9

Date of Registration: _______________

In Whose Name Registered: CDS & Co.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ●, whose address, if applicable, is set forth below, this Initial Debenture (or $● principal amount hereof*) of ATLANTIC POWER CORPORATION standing in the name(s) of the undersigned in the register maintained by ATLANTIC POWER CORPORATION with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated: ______________________________

Address of Transferee: ____________________________
(Street Address, City, Province and Postal Code):

(*) If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be CDN$1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of CDN$1,000, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

____
Signature of transferring registered holder

EXHIBIT "1

TO CDS GLOBAL DEBENTURE

ATLANTIC POWER CORPORATION

6.25% CONVERTIBLE SECURED DEBENTURES

Initial Principal Amount: CDN$60,000,000 CUSIP: 04878QAH6

Signature of the Debenture Trustee: ______________________________

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

ATLANTIC POWER CORPORATION

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

SCHEDULE "B" TO THE TRUST INDENTURE

Form of Redemption Notice

SCHEDULE "B"

FORM OF REDEMPTION NOTICE

To: Holders of 6.25% Convertible Secured Debentures (the "**Debentures**") of Atlantic Power Corporation (the "**Company**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 5.3 of the trust indenture (the "**Indenture**") dated as of October 11, 2006, 2006 between the Company and Computershare Trust Company of Canada (the "**Debenture Trustee**"), that the aggregate principal amount of CDN$60,000,000 of the CDN$● of Debentures outstanding will be redeemed as of ●, 20● (the "**Redemption Date**"), upon payment of a redemption amount of CDN$● for each CDN$1,000 principal amount of Debentures, being equal to the aggregate of (i) CDN$● (the "**Redemption Price**"), and (ii) accrued and unpaid interest on such redeemed Debentures to but excluding the Redemption Date, in each case less any withholding taxes required to be deducted (collectively, the "**Total Redemption Price**").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario, M5J 2Y1
Attention: ●

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Price pursuant to the Indenture.

DATED: ______________________________

ATLANTIC POWER CORPORATION

By: ______________________________
Authorized Signatory

ATLANTIC POWER CORPORATION

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

SCHEDULE “C” TO THE TRUST INDENTURE

Form of Maturity Notice

SCHEDULE "C"

FORM OF MATURITY NOTICE

TO: Holders of 6.25% Convertible Secured Debentures due October 31, 2011 (the "**Debentures**") of Atlantic Power Corporation (the "**Company**")

AND TO: Computershare Trust Company of Canada, as Debenture Trustee

NOTE: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to the Trust Indenture (the "**Indenture**") dated as of October 11th, 2006 between the Company and Computershare Trust Company of Canada, as debenture trustee (the "**Debenture Trustee**"), that the Debentures are due and payable as of October 31, 2011 (the "**Maturity Date**") and the Company hereby advises the holders of Debentures that it will deliver to holders of Debentures a cash payment upon presentation and surrender of the Debentures representing any principal amount and all accrued and unpaid interest to the Maturity Date, to which the holder is entitled.

DATED: ●

ATLANTIC POWER CORPORATION

Per: ______________________________

ATLANTIC POWER CORPORATION

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

SCHEDULE "D" TO THE TRUST INDENTURE

Form of Notice of Conversion

SCHEDULE "D"

FORM OF NOTICE OF CONVERSION

TO: ATLANTIC POWER CORPORATION

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.25% Convertible Secured Debentures in the principal amount of CDN$● irrevocably elects to convert such Debentures (or CDN$● principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the IPSs of Atlantic Power Corporation issuable upon a conversion (net of applicable withholding taxes, if any) be issued and delivered to the person indicated below. (If IPSs are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned.)

Dated: ______________________________ ______________________________

(Signature of Registered Holder)

(*) If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be CDN$1,000 or integral multiples thereof).

(Print name in which IPSs are to be issued, delivered and registered)

Name: ______________________

(Address) ______________________

____

(City, Province and Postal Code)

Name of guarantor: ______________________

Authorized signature: ______________________

ATLANTIC POWER CORPORATION

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

SCHEDULE “E” TO THE TRUST INDENTURE

Form of Notice of Put Exercise

SCHEDULE "E"

FORM OF NOTICE OF PUT EXERCISE

(Change of Control)

PUT EXERCISE

TO: ATLANTIC POWER CORPORATION (the "**Company**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.25% Convertible Secured Debentures in the principal amount of CDN$60,000,000 irrevocably elects to put such Debentures (or CDN$● principal amount thereof*) to the Company to be purchased by the Company on ● (the "**Put Date**") in accordance with the terms of the Indenture referred to in such Debentures at a price of CDN$● for each CDN$1,000 principal amount of Debentures plus all accrued and unpaid interest thereon to, but excluding, the Put Date (collectively, the "**Total Put Price**") and tenders herewith the Debentures,

Date: ______________________________

____
(Signature of Registered Holder)

* If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be CDN$1,000 or integral multiples thereof).

The total Put Price (after deduction of applicable taxes) will be payable upon presentation and surrender of the Debentures with this form on or after the Put Date at the following corporate trust office:

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1

The interest upon the principal amount of Debentures put to the Company shall cease to be payable from and after the Put Date unless payment of the Total Put Price shall not be made on presentation for surrender of such Debentures at the above mentioned corporate trust office on or after the Put Date or prior to the setting aside of the Total Put Price pursuant to the Indenture dated October 11th, 2006 between the Company and Computershare Trust Company of Canada as trustee.

SCHEDULE 1

GUARANTORS

Atlantic Power Holdings, LLC

Teton Power Funding, LLC

Epsilon Power Funding, LLC

Teton New Lake, LLC

Onondaga Cogeneration Limited Partnership

MP Power LLC

Teton East Coast Generation LLC

Teton Fuels Mid-Georgia LLC

Teton Selkirk LLC

Badger Power Generation I LLC

Badger Power Generation II LLC

Baker Lake Hydro LLC

Dade Investment, L.P.

Geddes II Company LLC

Geddes Cogeneration Company LLC

MEP Rumford, LLC

NCP Dade Power LLC

NCP Houston Power LLC

NCP Pasco LLC

NCP Perry LLC

Olympia Hydro LLC

Orlando Power Generation I LLC

Orlando Power Generation II LLC

Stockton CoGen (II) LLC

Teton Operating Services, LLC

SCHEDULE 2

PLEDGORS

Atlantic Power Corporation

Atlantic Power Holdings, LLC

Teton Power Funding, LLC

Epsilon Power Funding, LLC

NCP Dade Power LLC

NCP Pasco LLC

Teton East Coast Generation LLC

Geddes II Company LLC

Geddes Cogeneration Company LLC

Onondaga Cogeneration Limited Partnership

PLEDGE AGREEMENTS

Pledge Agreement by the Company in respect of its membership interest in Atlantic Power Holdings, LLC

Pledge Agreement by Atlantic Power Holdings, LLC in respect of its membership interests in Teton Power Funding, LLC and Epsilon Power Funding, LLC

Pledge Agreement by Epsilon Power Funding, LLC in respect of its membership interest in MP Power LLC

Pledge Agreement by Teton Power Funding, LLC in respect of its membership interests in Baker Lake Hydro LLC, Badger Power Generation I LLC, Badger Power Generation II LLC, Stockton CoGen (II) LLC, Orlando Power Generation I LLC, Orlando Power Generation II LLC, Rockfort Power - Cayman Islands LLC and MEP Rumford, LLC

Pledge Agreement by Teton East Coast Generation LLC in respect of its membership interest in NCP Houston Power LLC, NCP Perry LLC, NCP Dade Power LLC, NCP Pasco LLC, Geddes II Company LLC, Geddes Cogeneration Company LLC, Teton Selkirk LLC, Teton Fuels Mid-Georgia LLC and Teton New Lake, LLC

Pledge Agreement by NCP Dade Power LLC in respect of its partnership interest in Dade Investment, L.P.

Pledge Agreement by NCP Pasco LLC in respect of its partnership interest in Dade Investment, L.P.

Pledge Agreement by Geddes II Company, LLC in respect of its partnership interest in Onondaga Cogeneration Limited Partnership

Pledge Agreement by Geddes Cogeneration Company LLC in respect of its partnership interest in Onondaga Cogeneration Limited Partnership

Pledge Agreement by Onondaga Cogeneration Limited Partnership in respect of its membership interest in Onondaga Power Swap Holdings, LLC

SECURITY AGREEMENT

Security Agreement by Onondaga Cogeneration Limited Partnership in respect of substantially all of its assets

Execution Copy

TERM LOAN CREDIT AGREEMENT

Dated as of September 15, 2006

among

ATLANTIC POWER HOLDINGS, LLC,
as Borrower,

BANK OF MONTREAL,
as Administrative Agent

and

The Other Lenders Party Hereto

BMO CAPITAL MARKETS CORP.,
as
Arranger

TABLE OF CONTENTS

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SCHEDULES:

EXHIBITS:

TERM LOAN CREDIT AGREEMENT

THIS **TERM LOAN CREDIT AGREEMENT** (this "Agreement") dated as of September 15, 2006 is made and entered into by and among **ATLANTIC POWER HOLDINGS, LLC**, a Delaware limited liability company (the "Borrower"), each lender from time to time party hereto (collectively, the "Lenders" and individually, a "Lender"),and **BANK OF MONTREAL** as Administrative Agent for the Lenders.

WHEREAS, pursuant to a Purchase Agreement, dated as of June 28, 2006 (as amended, supplemented, amended and restated or otherwise modified from time to time as permitted hereunder, the "Acquisition Purchase Agreement"), among New Transmission Development Company, United States Power Fund, L.P., Cardinal Power Funding, LLC and KB TransValley LLC, as sellers (collectively, the "Sellers"), and the Borrower as buyer, which agreement shall be assigned to Acquisition Holdco prior to the Closing Date, Acquisition Holdco intends to acquire (the "Acquisition") from the Sellers, all of the Capital Stock of the Acquisition Intermediary Holdco Subsidiaries, the Acquired Subsidiary and the Acquisition Operating Subsidiary, and any other "Asset Seller Interests" as defined in the Acquisition Purchase Agreement, for aggregate consideration estimated to be approximately $88,000,000 plus fees and expenses;

WHEREAS, in order to consummate the Acquisition by Acquisition Holdco, the Borrower will enter into the Intercompany Loan Documents with Acquisition Holdco;

WHEREAS, the Borrower has requested that the Lenders provide a term loan credit facility to facilitate the consummation of the Acquisition, and the Lenders are willing to do so on the terms and conditions set forth herein.

WHEREAS, in consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I.
DEFINITIONS AND ACCOUNTING TERMS

1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

"Acceptable Security Interest" in any Property means a Lien which (a) exists in favor of the Administrative Agent for the benefit of any of the Administrative Agent, the Lenders or any of their respective Affiliates, (b) is superior to all Liens or rights of any other Person (other than Liens specifically permitted under Section 7.01) in the Property or Collateral encumbered thereby (c) secures the Secured Obligations, and (d) is perfected and enforceable.

"Acquired Subsidiary" means Trans-Elect NTD Holdings Path 15, LLC, a Delaware limited liability company.

"Acquisition" has the meaning set forth in the first recital.

"Acquisition Documents" means the Acquisition Purchase Agreement and the documents and agreements executed and delivered in connection therewith.

"Acquisition Entities" means Harbor Capital, Acquisition Holdco, the Acquisition Intermediary Holdco Subsidiaries, the Acquired Subsidiary, the Acquisition Operating Subsidiary and any other direct or indirect Subsidiary of the Borrower formed in connection with the consummation of the Acquisition or the operation of the assets, interests and other related businesses acquired pursuant to the Acquisition.

"Acquisition Holdco" means Harbor Transmission, LLC, a Delaware limited liability company, and a Wholly-Owned Subsidiary of Harbor Capital and an Unrestricted Subsidiary.

"Acquisition Intermediary Holdco Subsidiaries" means (i) TransValley LLC, a Delaware limited liability company ("TransValley"), and a Wholly-Owned Subsidiary of Acquisition Holdco; (ii) KB Transmission LLC, a Delaware limited liability company, and a Wholly-Owned Subsidiary of TransValley; and (iii) EIF Path 15 Funding, LLC, a Delaware limited liability company, and a Wholly-Owned Subsidiary of Acquisition Holdco.

"Acquisition Purchase Agreement" has the meaning set forth in the first recital.

"Acquisition Operating Subsidiary" means, Trans-Elect NTD Path 15, LLC, a Delaware limited liability company and a Wholly-Owned Subsidiary of the Acquired Subsidiary.

"Additional Securities" has the meaning set forth in the Subordinated Note Indenture.

"Administrative Agent" means Bank of Montreal in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

"Administrative Agent's Office" means the Administrative Agent's address and, as appropriate, account as set forth on Schedule 10.02, or such other address or account as the Administrative Agent may from time to time notify to the Borrower and the Lenders.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

"Agent/Arranger Fee Letter" has the meaning set forth in Section 2.10(c).

"Agent-Related Persons" means the Administrative Agent (including any successor administrative agent permitted hereby), together with its Affiliates (including, in the case of Bank of Montreal in its capacity as the Administrative Agent, the Arranger), and the officers, directors, employees, agents and attorneys-in-fact of such Persons and Affiliates.

"Aggregate Commitments" means at any time the sum of the Commitments of all the Lenders under this Agreement.

"Agreement" means this Term Loan Credit Agreement.

"Annual Budget" has the meaning set forth in Section 6.01(c)(ii).

"Annual Distributable Cash Forecast" has the meaning set forth in Section 6.01(c)(i).

"Applicable Margin" means the following amounts per annum for the following periods:

(a) Base Rate Loans: 0.0 basis points during the three month period beginning on the Closing Date (the "First Period"); 50.0 basis points during the three month period beginning immediately after the First Period (the "Second Period"); 100.0 basis points during the three month period beginning immediately after the Second Period (the "Third Period"); and 150.0 basis points during the period beginning immediately after the Third Period and ending on the Maturity Date (the "Final Period");

and

(b) Eurodollar Rate Loans: 150.0 basis points during the First Period; 200.0 basis points during the Second Period; 250.0 basis points during the Third Period; and 300.0 basis points during the Final Period.

"Approved Fund" means any Fund that is administered or managed by (a) a Lender or (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Arranger" means BMO Capital Markets Corp. formerly known as Harris Nesbitt Corp., in its capacity as arranger.

"Asset Sale" means: (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of Property or assets (including by way of a Sale/Leaseback Transaction) of the Borrower or any Subsidiary or Unrestricted Subsidiary of the Borrower (each referred to in this definition as a "**disposition**") or (ii) the issuance or sale of Equity Interests of any Subsidiary or Unrestricted Subsidiary of the Borrower (other than to the Borrower or another Subsidiary or Unrestricted Subsidiary of the Borrower) (whether in a single transaction or a series of related transactions), in each case other than: (a) a disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business; (b) the disposition of all or substantially all of the assets of the Borrower in a manner permitted pursuant to Section 7.04 or any disposition that constitutes a Change of Control; (c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under Section 7.03; (d) any disposition of Property or assets by a Subsidiary or Unrestricted Subsidiary of the Borrower to the Borrower or by the Borrower or a Subsidiary or Unrestricted Subsidiary of the Borrower to a Subsidiary or Unrestricted Subsidiary of the Borrower; (e) any exchange of like Property for use in a Similar Business; (f) sales of assets received by the Borrower upon the foreclosure on a Lien; and (g) sales of inventory in the

ordinary course of business consistent with past practices and sales of equipment upon termination of a contract with a client entered into in the ordinary course of business pursuant to the terms of such contract.

"Assignee Conditions" means, in relation to any Person described in clause (c) of the defined term "Eligible Assignee", the conditions as follow: (i) if a Lender assigns to such an Eligible Assignee less than all of its Loans at the time owing to it, any right of such assigning Lender and such assignee to vote as a Lender, or any other direct claim or right against the Borrower or any Guarantor in relation to this Agreement, shall be uniformly exercised or pursued by such assigning Lender and such assignee; and (ii) such assignee shall not be entitled to payment from any Loan Party under Article III of amounts in excess of those payable to such Lender assignor under such Article (determined without regard to such assignment or transfer).

"Assignment and Acceptance" means an Assignment and Acceptance substantially in the form of Exhibit D.

"Attorney Costs" means and includes all reasonable fees and disbursements of any law firm or other external counsel and expressly includes the allocated reasonable costs of internal legal services and disbursements of internal counsel.

"Audited Financial Statements" means (a) with respect to the Borrower the audited consolidated balance sheet of the Parent Guarantor and each of its consolidated Subsidiaries, for the fiscal year ended December 31, 2005, and (b) with respect to the Acquired Subsidiary, the audited consolidated balance sheet of the Acquired Subsidiary and each of its consolidated Subsidiaries, for the fiscal year ended December 31, 2005, and in each case the related consolidated statements of income and cash flows for such fiscal year of such Persons.

"Base Rate" means for any day a fluctuating rate per annum equal to the higher of (a) the Federal Funds Rate plus 1/2 of 1% and (b) the rate of interest as publicly announced from time to time by Bank of Montreal as its "reference rate." Such reference rate is a rate set by Bank of Montreal based upon various factors including Bank of Montreal's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced reference rate. Any change in such reference rate announced by Bank of Montreal shall take effect at the opening of business on the day specified in the public announcement of such change.

"Base Rate Loan" means a Loan that bears interest based on the Base Rate.

"Board" means the Board of Governors of the Federal Reserve System of the United States of America.

"Borrower" has the meaning set forth in the introductory paragraph hereto and with respect to such Person, includes its successors and assigns permitted hereby, if any.

"Borrowing" means a borrowing consisting of simultaneous Loans of the same Type and having the same Interest Period made by each of the Lenders pursuant to Section 2.01.

"Business Day" means any day other than a Saturday, Sunday, or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, each of (a) the state where the Administrative Agent's Office is located and (b) the City of Toronto, Ontario, Canada, and if such day relates to any Eurodollar Rate Loan, it must also be a day on which dealings in Dollar deposits are conducted by and between banks in the applicable offshore Dollar interbank market.

"Capitalized Lease Obligations" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

"Capital Stock" means: (i) in the case of a corporation, corporate stock or equity interests, including, without limitation, corporate stock represented by IPSs and corporate stock outstanding upon the separation of IPSs into the securities represented thereby; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Cash" means U.S. Dollars or Cdn. Dollars.

"Cash Equivalents" means (i) (A) Cdn. Dollars and foreign currency exchanged into Cdn. Dollars within 180 days or (B) U.S. Dollars and foreign currency exchanged into U.S. Dollars within 180 days; (ii) securities issued or directly and fully guaranteed or insured by the U.S. or Canadian government or any agency or instrumentality thereof; (iii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of U.S.$200,000,000 and whose long-term debt is rated "A" or the equivalent thereof by Moody's or S&P; (iv) repurchase obligations for underlying securities of the types described in clauses (ii) and or by DBRS (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above; (v) commercial paper issued by a corporation (other than an Affiliate of the Borrower or an Affiliate of a Subsidiary of the Borrower) rated at least "A (low)" or higher by DBRS or "A3" or higher by Moody's or "A-" or higher by S&P and in each case maturing within one year after the date of acquisition; (vi) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) through (v) above; (vii) readily marketable direct obligations issued by or guaranteed by the Government of the United States or Canada, any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from DBRS, Moody's or S&P; and (viii) Indebtedness or preferred stock issued by Persons with a rating of P-2 or higher by DBRS, "A" or higher from S&P or "A-2" or higher from Moody's.

"Cash Flow" means, for any period, the difference of (i) the aggregate amount of all cash distributions received or receivable in respect of such period, by the Parent Guarantor from the Borrower, any Subsidiary or Unrestricted Subsidiary of the Borrower or any other source during

such period plus the Parent Guarantor's *pro rata* share (based on its common membership ownership interest in the Borrower) of any cash distributions received by the Borrower in respect of such period and retained by the Borrower, in each such case exclusive of any distribution attributable to any net proceeds realized by the Parent Guarantor or any Subsidiary of the Parent Guarantor, including without limitation, the Borrower, any Subsidiary of the Borrower and any Unrestricted Subsidiary of the Borrower upon the sale or disposition of plant property and equipment, which is not disposed of in the ordinary course of business and any other extraordinary items, minus (ii) any amounts paid by the Parent Guarantor in respect of expenses (other than Interest Expense), including taxes determined on a *pro forma*, annual basis for a full tax year.

"Cash Flow Coverage Ratio" means for the most recently ended four fiscal quarters of the Parent Guarantor for which financial statements are available, the ratio of Cash Flow for such period to the total Interest Expense of the Parent Guarantor plus any mandatory principal repayments on outstanding Indebtedness of the Parent Guarantor for such period.

"Cdn. Dollars" and "Cdn.$" means lawful money of Canada.

"Cdn. GAAP" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants.

"Change of Control" means the occurrence of any of the following events:

(i) the sale, lease or transfer to any Person or group, in one or a series of related transactions, of the Parent Guarantor's or the Borrowers' assets generating more than 66 2/3% of the Parent Guarantor's Cash Flow for the 12-month period ended on the last day of the most recent fiscal quarter to any Person or group;

(ii) the adoption of a plan relating to the liquidation or dissolution of the Borrower or the Parent Guarantor;

(iii) the acquisition by any Person or group of a direct or indirect interest in more than 50% of: (A) the Common Shares of the Borrower or the common membership interests of the Parent Guarantor; or (B) the voting power or Voting Stock of the Borrower or the Parent Guarantor; by way of purchase, merger or consolidation or otherwise (other than a creation of a holding company that does not involve a change in the beneficial ownership of the Borrower as a result of such transaction); or

(iv) the merger or consolidation of the Borrower or the Parent Guarantor with or into another Person or the merger of another Person into the Borrower or the Parent Guarantor with the effect that immediately after such transaction the shareholders of the Borrower or the holders of common membership interests of the Borrower immediately prior to such transaction hold, directly or indirectly, less than 50% of the total Voting Stock of the Person surviving such merger or consolidation, in each case other than the creation of a holding company that does not involve a change in the beneficial ownership of the Borrower or the Parent Guarantor as a result of such transaction.

"Closing Date" means the first date all the conditions precedent in Section 4.01 are satisfied or waived in accordance with Section 4.01 (or, in the case of Section 4.01(b), waived by the Person entitled to receive the applicable payment).

"Code" means the *United States Internal Revenue Code of 1986,* as amended, and any rules and regulations issued pursuant thereto.

"Collateral" means the Property of any Loan Party upon which Liens in favor of the Lenders have been granted or have been purported to have been granted by the terms of the applicable Security Documents.

"Collateral Agent" means Bank of Montreal, in its capacity as collateral agent under any of the Loan Documents, or any other successor collateral agent.

"Collateral Agency and Intercreditor Agreement" means the Amended and Restated Collateral Agency and Intercreditor Agreement, dated as of September 15, 2006, by and among the Lenders, the Administrative Agent, the Revolving Lenders, the Revolving Agent, the Trustee and the Collateral Agent and substantially in the form of Exhibit I attached hereto (as the same may be amended, restated, supplemented or otherwise modified from time to time).

"Commitment" means, as to each Lender, its obligation to make Loans to the Borrower pursuant to Section 2.01 in an aggregate principal amount not to exceed the amount set forth opposite such Lender's name on Schedule 2.01 (the aggregate Commitments of all the Lenders, collectively, the "Commitments").

"Common Shares" means the common shares in the capital of the Borrower.

"Compliance Certificate" means a certificate substantially in the form of Exhibit C.

"Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any contract, agreement, instrument or other undertaking to which such Person is a party or by which it or any of its Property is bound pursuant to which such Person is obligated to perform an agreement or other undertaking.

"Credit Extension" means a Borrowing.

"DBRS" means Dominion Bond Rating Service Limited or any successor to the rating agency business thereof, or if no such successor, any other debt rating agency selected by the Borrower and approved by the Required Lenders.

"Debtor Relief Laws" means the Bankruptcy Code of the United States of America, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States of America or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Default" means any event that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

"Default Rate" means an interest rate equal to (a) the Base Rate plus (b) the Applicable Margin, if any, applicable to Base Rate Loans plus (c) 2% per annum; provided, however, that with respect to a Eurodollar Rate Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Margin) otherwise applicable to such Loan plus 2% per annum, in each case to the fullest extent permitted by applicable Laws.

"Deposit and Disbursement Agreement" means the Amended and Restated Deposit and Disbursement Agreement, dated as of September 15, 2006, by and among the Loan Parties party thereto, the Collateral Agent, the Trustee and Harris Bank as the depositary bank and substantially in the form of Exhibit H attached hereto (as the same may be amended, restated, supplemented or otherwise modified from time to time).

"Designated Non-Cash Consideration" means the Fair Market Value of non-cash consideration received by the Borrower or one of its Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an Officers' Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-Cash Consideration.

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event: (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise; (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock; or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case prior to the first anniversary of the Stated Maturity of the Securities; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such first anniversary shall be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any director, manager, officer, employee or to any plan for the benefit of such parties of the Borrower or its Subsidiaries or by any such plan to such parties, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Borrower in order to satisfy applicable statutory or regulatory obligations or as a result of such parties' termination, death or disability.

"Distribution" for any Person means, with respect to any shares of any capital stock, any units, any partnership interests or other equity securities or ownership interests issued by such Person, (a) the retirement, redemption, purchase, or other acquisition for value of any such securities, (b) the declaration or payment of any dividend on or with respect to any such securities, and (c) any other payment by such Person with respect to such securities.

"Eligible Assignee" means (a) a Lender; (b) an Affiliate of a Lender that is financially capable of performing the obligations of a Lender under this Agreement; (c) an Approved Fund that is financially capable of performing the obligations of such Lender under this Agreement; and (d) any other Person (other than a natural Person) approved by the Administrative Agent and, unless an Event of Default has occurred and is continuing, the Borrower (each such approval not to be unreasonably withheld or delayed).

"Environmental Laws" means all Laws relating to environmental, health, safety and land use matters applicable to any property.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any rules and regulations issued pursuant thereto.

"ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with the Borrower within the meaning of Section 414(b) or (c) of the Code.

"ERISA Event" means (a) a Reportable Event with respect to a Pension Plan; (b) the incurrence by the Borrower of liability with respect to a withdrawal by the Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) the incurrence by the Borrower of liability with respect to a complete or partial withdrawal by the Borrower or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the incurrence by the Borrower of liability with respect to the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) the incurrence by the Borrower of liability with respect to an event or condition which could reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; or (f) the imposition of any liability under Title IV of ERISA, other than PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Borrower or any ERISA Affiliate; and with respect to each of the occurrences described in the preceding clauses (a) through (f), which could reasonably be expected to have a Material Adverse Effect.

"Eurodollar Rate" means for any Interest Period with respect to any Eurodollar Rate Loan:

(a) the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate that appears on the page of the Telerate screen (or any successor thereto) that displays an average British Bankers Association Interest Settlement Rate for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or

(b) if the rate referenced in the preceding subsection (a) does not appear on such page or service or such page or service shall cease to be available, the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate on such other page or other service that displays an average British Bankers Association Interest Settlement Rate for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such

Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or

(c) if the rates referenced in the preceding subsections (a) and (b) are not available, the rate per annum determined by the Administrative Agent as the rate of interest (rounded upward to the next 1/100th of 1%) at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Rate Loan being made, continued or converted by Bank of Montreal and with a term equivalent to such Interest Period would be offered by Bank of Montreal's London Branch to major banks in the offshore Dollar market at their request at approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period.

"Eurodollar Rate Loan" means a Loan that bears interest at a rate based on the Eurodollar Rate.

"Event of Default" means any of the events or circumstances specified in Article VIII.

"Excluded Contributions" means the net cash proceeds received by the Borrower after the Closing Date from (i) contributions to its common equity capital and (ii) the sale (other than to a Subsidiary of the Borrower or to the Borrower or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock(as defined in the Subordinated Note Indenture)) of the Borrower, in each case designated as Excluded Contributions pursuant to an Officers' Certificate executed by an Officer of the Borrower.

"Existing Acquisition Indebtedness" means all indebtedness incurred by the Acquisition Operating Subsidiary and the Acquired Subsidiary pursuant to (i) that certain Bond Purchase Agreement dated as of September 12, 2003, between the Acquired Subsidiary and the bondholders party thereto, (ii) that certain Bond Purchase Agreement dated as of September 12, 2003 between the Acquisition Operating Subsidiary and the bondholders party thereto, (iii) that certain Construction and Contingent Loan Credit Agreement dated as of September 12, 2003 among Acquisition Operating Subsidiary, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, New York Branch, as administrative agent, the financial institutions from time to time parties thereto, and each of the other agents and arrangers listed on the signature pages thereto, and (iv) each of the documents and agreements executed in connection with the agreements listed in (i) - (iii) above.

"Existing Revolver" means that certain Credit Agreement, dated as of November 18, 2004 among Atlantic Power Holdings, LLC as borrower, the Revolving Agent and the Revolving Lenders from time to time party thereto, as amended by that certain First Amendment to Credit Agreement, dated as of April 29, 2005, as further amended by that certain Second Amendment to Credit Agreement, dated as of November 18, 2005, as further amended by that certain Third Amendment to Credit Agreement, dated as of the date of this Agreement (as the same may be further amended, restated, supplemented or otherwise modified from time to time).

"Fair Market Value" means, with respect to any asset or Property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a

willing and able buyer, neither of who is under undue pressure or compulsion to complete the transaction.

"Federal Funds Rate" means, for any day, the rate per annum (rounded upwards to the nearest 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate charged to Bank of Montreal on such day on such transactions as determined by the Administrative Agent.

"Foreign Lender" has the meaning set forth in Section 10.15.

"Fund" means any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

"GAAP" means either Cdn. GAAP or U.S. GAAP, as the context may require.

"Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of Canada or the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of Canada or of the United States of America is pledged and which are not callable or redeemable at the Borrower's option.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, administrative tribunal, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

"Guarantee" means each Guarantee made by the Guarantors in favor of the Administrative Agent on behalf of the Lenders, substantially in the form of Exhibit E, as amended and in effect from time to time.

"Guarantee Obligation" means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guarantying or having the economic effect of guarantying any Indebtedness or other obligation payable or performable by another Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease Property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to

maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligees in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligees against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person; provided, however, that the term "Guarantee Obligation" shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guarantying Person in good faith.

"Guarantors" means, collectively, the Parent Guarantor and each Subsidiary that executes and delivers to the Administrative Agent a Guarantee, so long as such Guarantee shall not have been expressly terminated by the Administrative Agent and the Lenders or shall not have been terminated in accordance with its express terms, in each case with respect to such Person.

"Harbor Capital" means Harbor Capital Holdings, LLC, a Delaware limited liability company and a Wholly-Owned Subsidiary of the Borrower and an Unrestricted Subsidiary.

"Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

"Incur" means issue, assume, guarantee, incur or otherwise become liable for and **"Incurred"** or **"Incurrence"** will have a corresponding meaning; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

"Indebtedness" means, with respect to any Person: (i) the principal of any indebtedness of such Person, whether or not contingent: (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any Property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred, in each case Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the Property in service or taking delivery and title thereto, or (d) in respect of Capitalized Lease Obligations; (ii) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and (iii) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person

(whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; provided, further, that any obligation of Borrower or any Subsidiary in respect of account credits or participants under any employee, director or officer compensation plan of the Borrower or any Subsidiary and any obligation of the Borrower or any Subsidiary or Unrestricted Subsidiary in respect of the Liquidity Right (as defined in the Subordinated Note Indenture), will be deemed not to constitute Indebtedness.

"Indemnified Liabilities" has the meaning set forth in Section 10.05.

"Indemnitees" has the meaning set forth in Section 10.05.

"Independent Financial Advisor" means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of the Borrower, qualified to perform the task for which it has been engaged.

"Intercompany Loan Documents" means the promissory notes and any other related documents, certificates or agreements from Acquisition Holdco in favor of the Borrower delivered in accordance with and subject to the terms and conditions of Section 7.02, evidencing the Indebtedness of Acquisition Holdco to the Borrower in connection with the Borrower's loan of a principal amount of up to $100,000,000 to be used by Acquisition Holdco solely in connection with the consummation of the Acquisition; provided that notwithstanding anything in this Agreement to the contrary, the terms and conditions of any such promissory notes and related documents, and any amendments thereto, shall be satisfactory to the Administrative Agent in its sole discretion.

"Interest Expense" means, in respect of any Person, for any period, the total cash interest expense (including that attributable to Capitalized Lease Obligations) of such Person for such period with respect to all outstanding Indebtedness of such Person (including, without limitation, all commissions, discounts and other fees and charges owed by such Person with respect to letters of credit and bankers' acceptance financing and net costs of such Person under hedge agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP).

"Interest Payment Date" means, (a) as to any Loan other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan; provided, however, that if any Interest Period for a Eurodollar Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan, the last Business Day of each March, June, September and December and the Maturity Date.

"Interest Period" means as to each Eurodollar Rate Loan, the period commencing on the date such Eurodollar Rate Loan is disbursed or converted to or continued as a Eurodollar Rate Loan and ending on the date one, two or three months thereafter, as selected by the Borrower in its Loan Notice; provided that:

(i) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless, in the case of a Eurodollar Rate Loan, such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(ii) any Interest Period pertaining to a Eurodollar Rate Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(iii) no Interest Period shall extend beyond the scheduled Maturity Date.

"Investment Grade Securities" means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB (low) or higher by DBRS, BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or if no rating of DBRS, S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Borrower and its Subsidiaries and Unrestricted Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

"Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration (including agreements providing for the adjustment of purchase price) of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Borrower in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other Property.

"IPSs" means the Income Participating Securities as defined in and contemplated by that certain Issuer's Final Prospectus, dated as of November 10, 2004.

"IPS Prospectus" means that certain Issuer's Final Prospectus, dated as of November 10, 2004.

"IPS Transaction" means the issuance of the IPSs and the Subordinated Notes as contemplated by the IPS Prospectus and the Subordinated Note Indenture.

"IRS" means the United States Internal Revenue Service.

"Issuer" means Atlantic Power Corporation, a corporation established under the laws of the Province of Ontario, Canada, in its capacity as the issuer of the IPSs and Subordinated Notes.

"Laws" means, collectively, all international, foreign, federal, state, provincial and local statutes, treaties, decrees, rules, guidelines, regulations, ordinances, codes, municipal by-laws and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable arbitral, administrative, ministerial, departmental or regulatory judgments, order, directed duties, requests, licenses, decisions, rulings or awards, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law binding on or affecting the Person referred to in the context in which the term was used.

"Lender" has the meaning set forth in the introductory paragraph hereto.

"Lending Office" means, as to any Lender, the office or offices of such Lender described as such on Schedule 10.02, or such other office or offices as a Lender may from time to time notify the Borrower and the Administrative Agent.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code or the *Personal Property Security Act* (Ontario) (or equivalent statutes) of any jurisdiction); provided that in no event will an operating lease be deemed to constitute a Lien.

"Loan" means an extension of credit by a Lender to the Borrower under Section 2.01.

"Loan Documents" means this Agreement, each Note, the Agent/Arranger Fee Letter, each Request for Credit Extension, each Compliance Certificate, each Guarantee and each other Security Document.

"Loan Notice" means written or telephonic notice of (a) a Borrowing, (b) a conversion of Loans from one Type to the other, or (c) a continuation of Loans as the same Type, pursuant to Section 2.02(a), which, if in writing, shall be substantially in the form of Exhibit A or if telephonic, shall be immediately followed by written notice in the form of Exhibit A; provided, any such telephone notice shall be irrevocable when given notwithstanding that it is required to be so confirmed in writing.

"Loan Parties" means, collectively, the Borrower and the Guarantors.

"Manager" means Atlantic Power Management, LLC, in its capacity as Manager of the Borrower pursuant to the Management Agreement among Atlantic Power Management, LLC, Atlantic Power Holdings, LLC, and Atlantic Power Corporation, dated as of November 10, 2004.

"Material Adverse Effect" means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, financial condition, or assets of (i) the Parent Guarantor or (ii) the Borrower and its consolidated Subsidiaries taken as a whole; (b) a material

impairment of the ability of any Loan Party to pay any Obligation when due or otherwise to perform its material obligations under this Agreement, any Guarantee, any other Security Document or any Note, in each case, to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability of this Agreement, any Guarantee, any other Security Document or any Note, in each case, against any Loan Party a party thereto.

"Maturity Date" means September 14, 2007.

"Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof, or if no such successor, any other debt rating agency selected by the Borrower and approved by the Required Lenders.

"Multiemployer Plan" means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Borrower or any ERISA Affiliate makes or is obligated to make contributions.

"Net Proceeds" means the aggregate cash proceeds received by the Borrower or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-Cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other considerations received in any other non-cash form), net of the direct costs to the Borrower or such Subsidiary relating to such Asset Sale and the sale or disposition of such Designated Non-Cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), and any deduction of appropriate amounts to be provided by the Borrower as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Borrower after such sale or other disposition thereof, including, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

"Note" means, a promissory note made by the Borrower in favor of a Lender evidencing Loans made by such Lender, substantially in the form of Exhibit B.

"Obligations" means all advances to, and debts, liabilities and obligations of, any Loan Party arising under any Loan Document, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising and including interest that accrues after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding.

"Officers' Certificate" means a certificate signed on behalf of the Borrower by two Responsible Officers of the Borrower, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Borrower that meets the requirements set forth in this Agreement.

"Onondaga Swap" means that certain swap agreement between Niagara Mohawk Power Corporation and the mortgagor identified therein dated as of June 30, 1998 and expiring on June 30, 2008.

"Organization Documents" means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws; (b) with respect to any limited liability company, the certificate of formation and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation with the secretary of state or other department in the state of its formation, in each case as amended from time to time.

"Outstanding Amount" means, on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments occurring on such date.

"Parent Guarantor" means Atlantic Power Corporation, a corporation established under the laws of the Province of British Columbia, Canada.

"Participant" has the meaning set forth in Section 10.07(d).

"PBGC" means the Pension Benefit Guaranty Corporation.

"Pension Plan" means any "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA, and in respect of which the Borrower or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of (or if such plan were terminated would under Section 4069 of ERISA be deemed to be) an "employer", as defined in Section 3(5) of ERISA, contributed or had an obligation to contribute at any time during the immediately preceding five plan years.

"Permitted Investments" means: (i) any Investment in the Borrower or any Subsidiary; (ii) any Investment in Cash Equivalents or Investment Grade Securities; (iii) any Investment by the Borrower or any Subsidiary of the Borrower in a Person that is primarily engaged in a Similar Business; (iv) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to Section 7.05 or any other disposition of assets not constituting an Asset Sale; (v) any Investment existing on the Closing Date; (vi) advances to employees of the Borrower or any Subsidiary not in excess of U.S.$5,000,000 outstanding at any one time in the aggregate; (vii) any Investment acquired by the Borrower or any of its Subsidiaries: (a) in exchange for any other Investment or accounts receivable held by the Borrower or any such Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Borrower or any of its Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (viii) Hedging Obligations permitted under Section 7.02(b)(vii); (ix) additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed the greater of 7.5% of the total assets of the Borrower and its Subsidiaries or U.S.$5,000,000 at the

time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (x) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business, and account credits and payments to participants under the Borrower's or its Subsidiaries' long-term compensation plan or any successor or similar compensation plan; (xi) Investments the payment for which consists of Equity Interests of the Borrower (other than Disqualified Stock); (xii) Intentionally Blank; (xiii) Investments of the Borrower permitted under the Existing Revolver; (xiv) Guarantees Incurred in accordance with Section 7.02; (xv) any Investment by Subsidiaries in other Subsidiaries; (xvi) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business; (xvii) loans and advances to current or former management personnel of the Borrower and/or any entity in which any current or former management personnel of the Borrower has a beneficial or equity interest, pursuant to any management equity plan or stock option plan or any other management or employee benefit or incentive plan or agreement or any other agreement pursuant to which stock is held for the benefit of such Persons not to exceed U.S.$5,000,000 in aggregate principal amount at any time outstanding, the proceeds of which will be used to purchase or redeem, directly or indirectly, shares of Capital Stock of the Borrower; (xviii) Investments made by any Unrestricted Subsidiary; provided such Investments do not otherwise violate the restrictions and limitations of Article VII; (xix) Investments made by the Borrower in Acquisition Holdco consisting of intercompany loans made pursuant to the Intercompany Loan Documents and made solely in connection with the consummation of the Acquisition; provided that such intercompany loans are made on terms and conditions satisfactory to the Administrative Agent in its reasonable discretion and do not otherwise violate the restrictions and limitations of Article VII; (xx) Investments made by the Borrower consisting of equity contributions in or distributions to Harbor Capital in connection with the repayment or prepayment of the intercompany loans described in clause (xix) above and the prepayment of the this Agreement pursuant to Section 2.6; provided, that upon receipt of any such distribution or contribution, Harbor Capital shall make a contribution in or distribution to Acquisition Holdco in an amount equal to such amount received by Harbor Capital; provided, further, that Acquisition Holdco shall apply all such amounts received from Harbor Capital to repay or prepay the Indebtedness evidence by the Intercompany Loan Documents; and (xxi) Investments made by an Unrestricted Subsidiary consisting of a guarantee by such Unrestricted Subsidiary of Acquisition Holdco's obligations under any Refinancing Indebtedness Incurred in respect of the refinanncing of this Agreement subject to the terms, conditions and limitations of Section 7.02(b)(ix); provided, that such guarantees are made on terms and conditions satisfactory to the Administrative Agent in its reasonable discretion and do not otherwise violate the restrictions and limitations of Article VII.

"Permitted Liens" means, with respect to any Person: (i) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Canadian or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred

in the ordinary course of business; (ii) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person will then be proceeding with an appeal or other proceedings for review; (iii) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; (iv) Liens in favour of issuers of performance and surety bonds or bid bonds or completion guarantees or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; (v) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (vi) subject to any restrictions or limitations set forth in Sections 7.01 and 7.02 hereof, Liens securing Indebtedness permitted to be incurred pursuant to this Agreement, including without limitation, Liens incurred with respect to the Subordinated Note Indenture and the Existing Revolver, in each case, subject to the Collateral Agency and Intercreditor Agreement and the Deposit and Disbursement Agreement; (vii) Liens existing on the Closing Date; (viii) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Borrower or any Subsidiary of the Borrower; (ix) Liens on property at the time the Borrower or a Subsidiary other of the Borrower acquired the property, including any acquisition by means of a merger or consolidation with or into the Borrower or any Subsidiary of the Borrower; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Borrower or any Subsidiary; (x) Liens securing Indebtedness or other obligations of a Subsidiary of the Borrower owing to the Borrower or another Subsidiary of the Borrower permitted to be Incurred in accordance with and subject to the terms of Section 7.02; (xi) Intentionally Blank; (xii) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Borrower or any of its Subsidiaries; (xiii) Liens arising from Personal Property Registry filings or Uniform Commercial Code financing statement filings regarding operating leases entered into by the Borrower and its Subsidiaries in the ordinary course of business; (xiv) Liens in favour of the Borrower; (xv) Liens encumbering deposits made in the ordinary course of business to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of offset and set-off; (xvi) Liens to secure any refinancing, refunding, extension, renewal or replacement or successive refinancings, refundings, extensions, renewals or replacements as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (vii), (viii), (ix), (x) and (xi); provided, however, that (A) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (1) the outstanding principal amount or, if greater, committed amount of the Indebtedness

described under clauses (vii), (viii), (ix), (x) and (xi) at the time the original Lien became a Permitted Lien under this Agreement and (2) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; and (xvii) Liens created or Incurred by an Unrestricted Subsidiary; provided, however, that any such Liens permitted pursuant to this clause (xvii) shall not encumber, restrict or in any other way affect the Property of the Borrower or any other Subsidiary of the Borrower other than Property directly owned by such Unrestricted Subsidiary.

"Person" means any individual, corporation, partnership, business trust, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Plan" means any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) established by the Borrower or any ERISA Affiliate.

"Pledge Agreements" means each Amended and Restated Pledge and Security Agreement made by the applicable Loan Party in favor of the Administrative Agent on behalf of the Lenders, as may be required by the Administrative Agent from time to time and substantially in the form of Exhibit G, as applicable, as amended and in effect from time to time.

"Preferred Stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

"Project Documents" includes all power purchase agreements, steam sales contracts, operating and maintenance agreements, administrative services contracts, lease agreements, construction contracts (other than purchase orders), transmission agreements, fuel supply and transportation contracts, Project loan agreements, partnership agreements, limited liability company agreements and other organizational documents that relate to a Project, other than any such agreement that has a term of one year or less or that may be cancelled or terminated by a party thereto on less than one year's notice without substantial economic detriment.

"Project Holding Entities" has the meaning specified in the IPS Prospectus.

"Project Level Subsidiary" means any Subsidiary that is not a Project Holding Entity.

"Project Operating Entity" means the operating partnerships, limited liability companies, corporations or other entities that are the direct owners of the Projects.

"Projects" means the projects described in the Prospectus.

"Property" means any interest or right in any kind of property or assets, whether real, personal, or mixed, owned or leased, tangible or intangible, and whether now held or hereafter acquired.

"Pro Rata Share" means, with respect to each Lender, the percentage (carried out to the ninth decimal place) of the Commitments set forth opposite the name of such Lender on Schedule 2.01, as such share may be adjusted as contemplated herein.

"Quarterly Base Dividend Level" means the U.S. Dollar Equivalent of Cdn.$ 0.3657 per Common Share of the Issuer, divided by four, subject to adjustment in the event of a stock split, recombination, consolidation or reclassification, issuance at less than fair market value, or the issuance of Common Shares at less that the U.S. Dollar Equivalent of Cdn. $4.23 per Common Share (which adjustment shall be accompanied by an opinion of an independent advisor that the adjustment is fair to the Secured Parties).

"Register" has the meaning set forth in Section 10.07(c).

"Reportable Event" means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.

"Request for Credit Extension" means a Loan Notice.

"Required Lenders" means, as of any date of determination, Lenders whose Voting Percentages aggregate to more than 66 2/3%.

"Responsible Officer" means the chairman of the board, the president, any chief executive officer, chief financial officer, senior vice president or vice president, the assistant treasurer, secretary or assistant secretary, manager, board of managers or attorney-in-fact (i) of a Loan Party, or (ii) of any Person appointed or authorized to act by any Loan Party pursuant to any management or similar agreement.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Payment" has the meaning set forth in Section 7.03(a).

"Revolving Agent" means Bank of Montreal in its capacity as administrative agent under the Existing Revolver.

"Revolving Lenders" means the Lenders from time to time party to the Existing Revolver.

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. or any successor to the rating agency business thereof, or if no such successor, any other debt rating agency selected by the Borrower and approved by the Required Lenders.

"Sale/Leaseback Transaction" means an arrangement relating to Property now owned or hereafter acquired by the Borrower or its Subsidiary whereby the Borrower or its Subsidiary transfers such Property to a Person and the Borrower or such Subsidiary leases it from such Person, other than leases between the Borrower and a Wholly-Owned Subsidiary or between Wholly-Owned Subsidiaries.

"Secured Indebtedness" means any Indebtedness of the Borrower or any Subsidiary secured by a Lien, including the Indebtedness hereunder.

"Secured Obligations" means any or all of the Obligations.

"Securities" has the meaning set forth in the Subordinated Note Indenture.

"Security Agreement" means each security agreement made by the applicable Loan Party in favor of the Administrative Agent on behalf of the Lenders, as may be required by the Administrative Agent from time to time and substantially in the form of Exhibit J, as amended and in effect from time to time.

"Security Documents" means each Guarantee, the Deposit and Disbursement Agreement, the Collateral Agency and Intercreditor Agreement, each Pledge Agreement, the Security Agreement and any and all other agreements, deeds of trust, mortgages, chattel mortgages, security agreements, pledges, control agreements, guaranties, depositary agreements, assignments of production or proceeds of production, assignments of income, assignments of contract rights, assignments of equity interests, assignments of royalty interests, assignments of performance, completion or surety bonds, standby agreements, subordination agreements, undertakings and other instruments and financing statements now or hereafter executed and delivered by any Person (other than solely by any Administrative Agent or any Lenders and/or any other creditor participating in the Loans or any collateral or security therefor) in connection with, or as security for any Secured Obligation of a Loan Party (each as they may be amended or modified from time to time).

"Sellers" has the meaning set forth in the first recital.

"Senior Indebtedness" with respect to the Borrower or any Subsidiary of the Borrower means all Secured Indebtedness of the Borrower or any such Subsidiary including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Borrower or any Subsidiary of the Borrower whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole, fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, whether outstanding on the Closing Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the obligations hereunder or such Subsidiary's Guarantee, as applicable; provided, however, that Senior Indebtedness shall not include, as applicable, (i) any obligation of the Borrower to any Subsidiary or Unrestricted Subsidiary of the Borrower, or of such Subsidiary or Unrestricted Subsidiary to the Borrower or any other Subsidiary or Unrestricted Subsidiary of the Borrower, (ii) any liability for federal, state, provincial, local or other taxes owed or owing by the Borrower or such Subsidiary, (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (iv) any Indebtedness or obligation of the Borrower or such Subsidiary which is *Pari Passu* Indebtedness (as defined in the Subordinated Note Indenture) under the Subordinated Note Indenture, or (v) any obligations with respect to any Capital Stock.

"Similar Business" means a business, the majority of whose revenues are derived from the generation or transmission of electric power, or the activities of the Borrower and its Subsidiaries (including the Acquisition Entities) as of the Closing Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto, including investing in power generation facilities.

"Solvent" means, with respect to any Person at any time, a condition under which (a) the fair saleable value of such Person's assets is, on the date of determination, greater than the total amount of such Person's liabilities (including contingent and unliquidated liabilities) at such time; and (b) such Person is able to pay all of its liabilities as such liabilities mature. For purposes of this definition (i) the amount of a Person's contingent or unliquidated liabilities at any time shall be that amount which, in light of all the facts and circumstances then existing, represents the amount which can reasonably be expected to become an actual or matured liability, (ii) the "fair saleable value" of an asset shall be the amount which may be realized within a reasonable time either through collection or sale of such asset at its regular market value, and (iii) the "regular market value" of an asset shall be the amount which a capable and diligent business person could obtain for such asset from an interested buyer who is willing to purchase such asset under ordinary selling conditions.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the Borrower unless such contingency has occurred).

"Subordinated Indebtedness" means, with respect to the Borrower or any Subsidiary, all Indebtedness of the Borrower or any Subsidiary which is not Senior Indebtedness.

"Subordinated Note Indenture" means that certain 11% Subordinated Notes Indenture dated November 18, 2004 among the Issuer, the guarantors a party thereto and Computershare Trust Company of Canada, in its capacity as trustee to the Indenture.

"Subordinated Notes" means the Subordinated Notes issued pursuant to the Subordinated Note Indenture and as defined in and contemplated by the IPS Prospectus.

"Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which 40% or more of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership, joint venture or limited liability company of which (x) 40% or more of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person owns or controls, directly or indirectly, 40% or more of the total equity and voting rights of the general partner of such entity; for greater certainty, the Subsidiaries of the Borrower will include all entities listed on Schedule 5.13. Notwithstanding the foregoing or anything contained or referred to in any Loan Document to the contrary, no Unrestricted Subsidiary shall be deemed a Subsidiary of the Borrower for any purpose under any Loan Document.

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

"Swap Termination Value" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a) the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include any Lender).

"Taxes" means U.S. Taxes as defined in Section 3.01.

"Threshold Amount" means U.S.$25,000,000.

"Treasury Regulations" means the U.S. Treasury regulations (including final, temporary and proposed regulations) promulgated under the Code.

"Trustee" has the meaning set forth in the Subordinated Note Indenture.

"Type" means with respect to a Loan, its character as a Base Rate Loan or a Eurodollar Rate Loan.

"Unfunded Pension Liability" means the excess of a Pension Plan's benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Pension Plan's assets, determined in accordance with the assumptions used for funding the Pension Plan pursuant to Section 412 of the Code for the applicable plan year.

"Unreimbursed Amount" has the meaning set forth in Section 2.04(c)(i).

"Unrestricted Subsidiary" means any Subsidiary of the Borrower that is designated as such pursuant to the terms hereof or, after the date hereof, to the Administrative Agent pursuant to Section 6.14, including without limitation the Acquisition Entities; provided, however, that no

Guarantor, Project Holding Entity, or other Subsidiary of the Borrower as of the Closing Date shall be designated as an Unrestricted Subsidiary without the prior written consent of the Administrative Agent and the Required Lenders, such consent to be granted in the sole discretion of the Administrative Agent and the Required Lenders.

"U.S. Dollar" and "U.S.$" mean lawful money of the United States of America.

"U.S. Dollar Equivalent" of Cdn. Dollars with respect to any amount of U.S. Dollars at any date shall mean the equivalent in Cdn. Dollars of U.S. Dollars calculated on the basis of the arithmetical mean of the buy and sell spot price rates of exchange of the Administrative Agent for Cdn. Dollars at 11:00 a.m. New York time, on the date on or as of which such amount is to be determined.

"U.S. GAAP" means United States of America generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession, that are generally accepted in the United States of America and applicable to the circumstances as of the date of determination, consistently applied.

Voting Percentage" means, as to any Lender, the percentage (carried out to the ninth decimal place) which is (i) the Outstanding Amount of such Lender's Loans, divided by (ii) the Outstanding Amount of all Loans; provided, however, that if any Lender has failed to fund any portion of the Loans required to be funded by it hereunder, such Lender's Voting Percentage shall be deemed to be zero percent (0%), and the respective Pro Rata Shares and Voting Percentages of the other Lenders shall be recomputed for purposes of this definition and the definition of "Required Lenders" without regard to such Lender's Commitment or the Outstanding Amount of its Loans.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors, managers or trustees, as the case may be, of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

"Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which will at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

1.02 Other Interpretive Provisions.

(a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b) (i) The words "herein" and "hereunder" and words of similar import when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision thereof.

(ii) Unless otherwise specified herein, Article, Section, Exhibit and Schedule references are to this Agreement.

(iii) The term "including" is by way of example and not limitation.

(iv) The term "documents" includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced.

(v) The verb "continue", and its usage in correlative forms, with reference to a Default or an Event of Default, shall mean that such Default or Event of Default has occurred and continues and, if applicable, after the passage of the applicable notice or cure period continues uncured, unwaived or otherwise unremedied, or with respect to the event or circumstance giving rise thereto, and after the passage of the applicable notice or cure period, continues uncured, unwaived or otherwise unremedied.

(vi) all "dollars" are in U.S. dollars, unless otherwise stated;

(vii) a term has the meaning assigned to it;

(viii) "or" is not exclusive;

(ix) the principal amount of any non-interest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the issuer dated such date prepared in accordance with GAAP;

(x) the principal amount of any Preferred Stock shall be (i) the maximum liquidation value of such Preferred Stock or (ii) the maximum mandatory redemption or mandatory repurchase price with respect to such Preferred Stock, whichever is greater;

(xi) for the purposes of calculating a financial ratio all dollar amounts will be converted into the appropriate currency in accordance with GAAP or as otherwise provided herein; and

(xii) the financial provisions and information set forth in the IPS Prospectus shall be deemed to (i) satisfy any condition precedent set forth in Section 4.01 or Section 4.02 relating to the provision of any financial statements, balance sheets or other financial information, and (ii) constitute the basis for any comparisons of any financial statements, balance sheets or other financial information through December 31, 2005.

(c) In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including;" the words "to" and "until" each mean "to but excluding;" and the word "through" means "to and including."

(d) Section headings herein and the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

1.03 Accounting Terms. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Audited Financial Statements, except as otherwise specifically prescribed herein.

1.04 Rounding. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.05 References to Agreements and Laws. Unless otherwise expressly provided herein, (a) references to documents (including the Loan Documents) shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are not prohibited by any Loan Document, and (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

ARTICLE II.
THE COMMITMENTS AND CREDIT EXTENSIONS

2.01 Loans. Subject to the terms and conditions set forth herein and the satisfaction of the terms and conditions set forth in Article IV, each Lender agrees on the Closing Date to make a borrowing of loans (each such loan, a "Loan") in U.S. Dollars to the Borrower in an aggregate principal amount not to exceed such Lender's Commitment. The Commitments are not revolving and amounts repaid or prepaid may not be re-borrowed under any circumstance. Any portion of the Commitments not utilized by the Borrower on or before 3:00 p.m. New York City time on the Closing Date shall be permanently cancelled.

2.02 Borrowings, Conversions and Continuation of Loans.

(a) Each Loan shall be made on the Closing Date by the Lenders ratably in accordance with their respective Commitments. The failure of any Lender to fund its Loan shall not relieve any other Lender of its obligations hereunder; provided, however, that the Commitments are several and no Lender shall be responsible for any other Lender's failure to fund its Loan as required. Each Borrowing, each conversion of Loans from one Type to the other, and each continuation of Loans as the same Type shall be made upon the Borrower's

irrevocable notice to the Administrative Agent. Subject to Section 3.03, the Loans shall be comprised entirely of Base Rate Loans or Eurodollar Rate Loans, as the Borrower may request in accordance herewith. Each Lender at its option may fund any Eurodollar Rate Loans by causing any domestic or foreign branch or Affiliate of such Lender to fund such Loan; provided, however, that any exercise of such option shall not affect the obligation of the Borrower to repay such Lender's Loan in accordance with the terms of this Agreement. Each notice must be received by the Administrative Agent not later than 12:00 p.m., New York time, (i) three Business Days prior to the Closing Date for Eurodollar Rate Loans and three Business Days prior to the requested date for the continuation of Eurodollar Rate Loans as Eurodollar Rate Loans or any conversion of Eurodollar Rate Loans to Base Rate Loans, and (ii) on or prior to the Closing Date of any Borrowing of Base Rate Loans. Each Borrowing of, conversion to or continuation of Eurodollar Rate Loans shall be in a principal amount of U.S.$1,000,000 or a whole multiple of U.S.$1,000,000 in excess thereof. Each Borrowing of or conversion to Base Rate Loans shall be in a principal amount of U.S.$500,000 or a whole multiple of U.S.$100,000 in excess thereof. The initial Loan Notice shall specify (x) the principal amount of Loans to be borrowed, (y) the Type of Loans to be borrowed, and (z) if applicable, the duration of the Interest Period with respect thereto. Each other Loan Notice shall specify (i) whether the Borrower is requesting a conversion of Loans from one Type to the other, or a continuation of Loans as the same Type, (ii) the requested date of the conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be converted or continued, (iv) the Type of Loans to which existing Loans are to be converted, and (v) if applicable, the duration of the Interest Period with respect thereto. If the Borrower fails to specify a Type of Loan in a Loan Notice or if the Borrower fails to give a timely notice requesting a conversion or continuation, then the applicable Loans shall be made or continued as, or converted to, Base Rate Loans. Any such automatic conversion to Base Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurodollar Rate Loans. If the Borrower requests a Borrowing of, conversion to, or continuation of Eurodollar Rate Loans in any such Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month.

(b) Following receipt of a Loan Notice, the Administrative Agent shall promptly notify each Lender of its Pro Rata Share of the applicable Loans, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall notify each Lender of the details of any automatic conversion to Base Rate Loans described in the preceding subsection. In the case of a Borrowing, each Lender shall make the amount of its Loan available to the Administrative Agent in immediately available funds at the Administrative Agent's Office not later than 1:00 p.m., New York time, on the Closing Date. Upon satisfaction of the applicable conditions set forth in Section 4.01, the Administrative Agent shall make all funds so received available to the Borrower in like funds as received by the Administrative Agent by wire transfer of such funds in accordance with instructions provided to the Administrative Agent by the Borrower.

(c) Except as otherwise provided herein, a Eurodollar Rate Loan may be continued or converted only on the last day of the Interest Period for such Eurodollar Rate Loan. During the existence of a Default or Event of Default, no Loans may be requested as, converted to or continued as Eurodollar Rate Loans without the consent of the Required Lenders, and the

Required Lenders may demand among other things, that any or all of the then outstanding Eurodollar Rate Loans be converted to Base Rate Loans at the end of the respective Interest Periods therefor, if at the end of such periods, a Default or an Event of Default is then in existence.

(d) The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Eurodollar Rate Loan upon determination of such interest rate. The determination of the Eurodollar Rate by the Administrative Agent shall be conclusive in the absence of manifest error. The Administrative Agent shall notify the Borrower and the Lenders of any change in Bank of Montreal's reference rate used in determining the Base Rate promptly following the public announcement of such change.

(e) After giving effect to all Borrowings, all conversions of Loans from one Type to the other, and all continuations of Loans as the same Type, there shall not be more than ten (10) Interest Periods in effect with respect to Loans.

2.03 Intentionally Blank.

2.04 Intentionally Blank .

2.05 Intentionally Blank.

2.06 Prepayments.

(a) Voluntary Prepayments. The Borrower may, upon notice to the Administrative Agent, at any time or from time to time voluntarily prepay Loans in whole or in part without premium or penalty; provided that (i) such notice must be received by the Administrative Agent not later than 11:00 a.m., New York time, (A) three Business Days prior to any date of prepayment of Eurodollar Rate Loans, and (B) one Business Day prior to any date of prepayment of Base Rate Loans; (ii) any prepayment of Eurodollar Rate Loans shall be in a principal amount of U.S.$1,000,000 or a whole multiple of U.S.$500,000 in excess thereof; and (iii) any prepayment of Base Rate Loans shall be in a principal amount of U.S.$500,000 or a whole multiple of U.S.$100,000 in excess thereof. Each such notice shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid. The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of such Lender's Pro Rata Share of such prepayment. If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein.

(b) Mandatory Prepayments. The Borrower shall make the following mandatory prepayments:

(i) Following an Asset Sale permitted pursuant to Section 7.05(a) that involves a sale of any Collateral or other Property of a Subsidiary or the Borrower pledged to the Administrative Agent in connection with this Agreement and any other Security Document, if the Borrower or such Subsidiary does not reinvest the Net Proceeds received in connection with such Asset Sale pursuant to Section 7.05(b)(i)(B) or

(C), the Borrower shall make, or shall cause such Subsidiary to make on behalf of the Borrower, a mandatory prepayment in an amount equal to the Net Proceeds received by the applicable Person with respect to such Asset Sale; provided, that for the avoidance of doubt, any such sale or disposition shall satisfy and be made in accordance with the terms and conditions of Sections 7.01 and 7.05;

(ii) Upon any issuance or offering of any Capital Stock or other equity interests by the Parent Guarantor, including any Additional Securities or IPSs, or the issuance, offering or placement of any debt obligations of any Loan Party, the Borrower shall, or shall cause such Loan Party to, make a mandatory prepayment in an amount equal to twenty five percent (25%) of the net cash proceeds received by the applicable Loan Party with respect to such issuance, offering or placement; provided that the Borrower shall not be obligated to make, or cause to be made, any such prepayments under this Section 2.06(b)(ii) after the aggregate amount of all such prepayments made by, or on behalf of, the Borrower is equal to or exceeds $35,000,000; provided, further, that for the avoidance of doubt, any such issuance, offering or placement shall satisfy and be made in accordance with the terms and conditions of Sections 7.02 and 7.03;

(iii) Upon the receipt of any distributions or dividends or other cash amounts by Acquisition Holdco, the Borrower shall cause Acquisition Holdco to make a payment to the Administrative Agent in an amount equal to such amount received as a prepayment of the Indebtedness evidenced by the Intercompany Loan Documents. All such amounts shall be credited to the account of the Borrower with respect to its prepayment obligations pursuant to Section 2.06(b)(iv) below; and

(iv) In the event the Borrower receives a payment from Acquisition Holdco or any other Acquisition Entity with respect to the Intercompany Loan Documents, the Borrower shall make a mandatory prepayment in an amount equal to payment received by the Borrower.

Each prepayment of any Loans made pursuant to this Section 2.06 shall be accompanied by all interest then accrued and unpaid on the principal so prepaid and any prepayment of a Eurodollar Rate Loan shall be accompanied by all accrued interest thereon, together with any additional amounts required pursuant to Section 3.05. Each such prepayment shall be applied to the Loans of the Lenders in accordance with their respective Pro Rata Shares.

2.07 Termination of Commitments. The Commitments shall terminate at 3:00 p.m, New York, New York time on the Closing Date.

2.08 Repayment of Loans. The Borrower shall repay to the Lenders on the Maturity Date the aggregate principal amount of Loans outstanding on such date which were made to it.

2.09 Interest.

(a) Subject to the provisions of subsection (b) below, (i) each Eurodollar Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Eurodollar Rate for such Interest Period plus the Applicable Margin; and

(ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Margin.

(b) In the event any amount due hereunder or under any other Loan Document (including, without limitation, any interest payment) is not paid when due (whether by acceleration or otherwise), the Borrower shall pay interest on such unpaid amount (including, without limitation, interest on interest) at a fluctuating interest rate per annum equal to the Default Rate for Base Rate Loans to the fullest extent permitted by applicable Law. Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c) Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

2.10 Fees. The Borrower agrees to pay to the Administrative Agent and the Arranger, for their own respective accounts, the applicable fees heretofore agreed in writing pursuant to the fee letter dated as of May 16, 2006 (the "Agent/Arranger Fee Letter"), between the Borrower and the Administrative Agent and the Arranger.

2.11 Computation of Interest and Fees. Computation of interest on Base Rate Loans shall be calculated on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed. Computation of all other types of interest and all fees shall be calculated on the basis of a year of 360 days and the actual number of days elapsed, which results in a higher yield to the payee thereof than a method based on a year of 365 or 366 days. Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, provided that any Loan that is repaid on the same day on which it is made shall bear interest for one day.

2.12 Evidence of Debt. The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Credit Extensions made by the Lenders to the Borrower and the interest and payments thereon. Any failure so to record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Loans. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall be presumed to be prima facie evidence of such matters absent manifest error. Upon the request of any Lender made through the Administrative Agent, such Lender's Loans may be evidenced by a Note, in addition to such accounts or records. Each Lender may attach schedules to its Note(s) and endorse thereon the date, Type (if applicable), amount and maturity of the applicable Loans and payments with respect thereto.

2.13 Payments Generally.

(a) All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent's Office in Dollars and in immediately available funds not later than 12:00 noon, New York time, on the date specified herein. The Administrative Agent will promptly distribute to each Lender its Pro Rata Share (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender's Lending Office. All payments received by the Administrative Agent after 12:00 noon, New York time, shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue.

(b) Subject to the definition of "Interest Period," if any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

(c) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, toward costs and expenses (including Attorney Costs and amounts payable under Article III) incurred by the Administrative Agent and each Lender, (ii) second, toward repayment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (iii) third, toward repayment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

(d) Unless the Borrower or any Lender has notified the Administrative Agent prior to the date any payment is required to be made by it to the Administrative Agent hereunder, that the Borrower or such Lender, as the case may be, will not make such payment, the Administrative Agent may assume that the Borrower or such Lender, as the case may be, has timely made such payment and may (but shall not be so required to), in reliance thereon, make available a corresponding amount to the Person entitled thereto. If and to the extent that such payment was not in fact made to the Administrative Agent in immediately available funds, then:

(i) if the Borrower failed to make such payment, each Lender shall forthwith on demand repay to the Administrative Agent the portion of such assumed payment that was made available to such Lender in immediately available funds, together with interest thereon in respect of each day from and including the date such amount was made available by the Administrative Agent to such Lender to the date such amount is repaid to the Administrative Agent in immediately available funds, at the Federal Funds Rate from time to time in effect; and

(ii) if any Lender failed to make such payment, such Lender shall forthwith on demand pay to the Administrative Agent the amount thereof in immediately available funds, together with interest thereon for the period from the date such amount was made

available by the Administrative Agent to the Borrower to the date such amount is recovered by the Administrative Agent (the "Compensation Period") at a rate per annum equal to the Federal Funds Rate from time to time in effect. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender's Loan included in the applicable Borrowing. If such Lender does not pay such amount forthwith upon the Administrative Agent's demand therefor, the Administrative Agent may make a demand therefor upon the Borrower, and the Borrower shall pay (subject to its recoupment rights from and remedies against such defaulting Lender of any breakage costs paid by the Borrower when repaying such amount) such amount to the Administrative Agent, together with interest thereon for the Compensation Period at a rate per annum equal to the rate of interest applicable to the applicable Borrowing. Nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its Commitment or to prejudice any rights which the Administrative Agent or the Borrower may have against any Lender as a result of any default by such Lender hereunder.

A notice of the Administrative Agent to any Lender with respect to any amount owing under this subsection (d) shall be conclusive, absent manifest error.

(e) If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and the conditions to the applicable Credit Extension set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(f) The obligations of the Lenders hereunder to make Loans are several and not joint. The failure of any Lender to make any Loan on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan.

(g) Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.14 Sharing of Payments. If, other than as expressly provided elsewhere herein, any Lender shall obtain on account of the Loans made by it, any payment (whether voluntary, involuntary, through the exercise of any right of set-off, litigation or otherwise) in excess of its Pro Rata Share (or other share contemplated hereunder) thereof, such Lender shall immediately (a) notify the Administrative Agent of such fact, and (b) purchase from the other Lenders such participations in the Loans made by them as shall be necessary to cause such purchasing Lender to share the excess payment in respect of such Loan pro rata with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from the purchasing Lender, such purchase shall to that extent be rescinded and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender's ratable share (according to the proportion of (i) the amount of such paying Lender's required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered. The Borrower agrees that any Lender so purchasing a

participation from another Lender may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off, but subject to Section 10.09) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. The Administrative Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section and will in each case notify the Lenders following any such purchases or repayments. Each Lender that purchases a participation pursuant to this Section shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased.

ARTICLE III.
TAXES, YIELD PROTECTION AND ILLEGALITY

3.01 Taxes.

(a) Any and all payments by the Borrower to or for the account of the Administrative Agent or any Lender under any Loan Document shall be made free and clear of and without deduction for any and all present or future taxes, duties, levies, imposts, deductions, assessments, fees, withholdings or similar charges, and all liabilities with respect thereto, excluding, in the case of the Administrative Agent and each Lender, taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the Laws of which the Administrative Agent or such Lender, as the case may be, is organized or maintains a lending office (all such non-excluded taxes, duties, levies, imposts, deductions, assessments, fees, withholdings or similar charges, and liabilities being hereinafter referred to as "Taxes"). If the Borrower shall be required by any Laws to deduct any Taxes from or in respect of any sum payable under any Loan Document to the Administrative Agent or any Lender, (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section), the Administrative Agent and such Lender each receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions, (iii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable Laws, and (iv) within 30 days after the date of such payment, the Borrower shall furnish to the Administrative Agent (which shall forward the same to such Lender) the original or a certified copy of a receipt evidencing payment thereof.

(b) In addition, the Borrower agrees to pay any and all present or future stamp, court or documentary taxes and any other excise or property taxes or charges or similar levies which arise from any payment made by it under any Loan Document or from its execution, delivery, performance, enforcement or registration of, or otherwise with respect to, any Loan Document to which it is a party (hereinafter referred to as "Other Taxes").

(c) If the Borrower shall be required to deduct or pay any Taxes or Other Taxes from or in respect of any sum payable under any Loan Document to the Administrative Agent or any Lender, the Borrower shall also pay to the Administrative Agent (for the account of such Lender)

or to such Lender, at the time interest is paid, such additional amount that such Lender specifies as necessary to preserve the after-tax yield (after factoring in all taxes, including taxes imposed on or measured by net income) such Lender would have received if such Taxes or Other Taxes had not been imposed.

(d) In respect to related Obligations owed by it, the Borrower agrees to indemnify the Administrative Agent and each Lender for (i) the full amount of Taxes and Other Taxes (including any Taxes or Other Taxes imposed or asserted by any jurisdiction on amounts payable under this Section) paid by the Administrative Agent and such Lender, (ii) amounts payable under Section 3.01(c) and (iii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, in each case whether or not such Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. Payment under this subsection (d) shall be made within 30 days after the date the Lender or the Administrative Agent makes a demand therefor which demand shall be accompanied by a certificate setting forth in reasonable detail the amounts demanded, the basis therefor and the calculations in respect thereto.

(e) Each Lender that is not organized under the laws of the United States of America or a state thereof agrees that such Lender will deliver to the Borrower and the Administrative Agent two (2) duly completed copies of United States Internal Revenue Service Form W-8 BEN or W-8 ECI or successor forms (or if such forms are no longer required, a representation by such Lender) certifying in either case that such Lender is entitled to receive payments from the Loan Parties under the Loan Documents without deduction or withholding of any United States federal income taxes. Each Lender that so delivers a Form W-8 BEN or W-8 ECI further undertakes to deliver to the Borrower and the Administrative Agent two (2) additional copies of such form (or a successor form) on or before such form expires or becomes obsolete or after the occurrence of any event requiring a change in the most recent form so delivered by it and such amendments thereto or extensions or renewals thereof as may be reasonably requested by the Borrower or the Administrative Agent, in each case, certifying that such Lender is entitled to receive payments from the Borrower under the Loan Documents without deduction or withholding of any United States federal income taxes, unless (i) an event (including without limitation any change in treaty, law or regulation) has occurred prior to the date on which any such delivery would otherwise be required which renders all such forms inapplicable or which would prevent such Lender from duly completing and delivering any such form with respect to it and (ii) such Lender advises the Borrower and the Administrative Agent that it is not capable of receiving such payments without any deduction or withholding of United States federal income tax.

(f) If the Borrower at any time pays an amount under Section 3.01(a), (b) or (c) to any Lender or the Administrative Agent, and such payee receives a refund of or credit for any part of any Taxes or Other Taxes which such payee determines in its reasonable judgment is made with respect to such amount paid by the Borrower, such Lender or the Administrative Agent, as the case may be, shall pay to the Borrower the amount of such refund or credit promptly, and in any event within 60 days, following the receipt of such refund or credit by such payee.

3.02 Illegality. If any Lender determines that any Law enacted, construed or announced after the Closing Date has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Eurodollar Rate Loans, or materially restricts the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the applicable offshore Dollar market, or to determine or charge interest rates based upon the Eurodollar Rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender to make or continue Eurodollar Rate Loans or to convert Base Rate Loans to Eurodollar Rate Loans shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all Eurodollar Rate Loans of such Lender to Base Rate Loans, either on the last day of the Interest Period thereof, if such Lender may lawfully continue to maintain such Eurodollar Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurodollar Rate Loans. Upon any such prepayment or conversion, the Borrower shall also pay interest on the amount so prepaid or converted. If any such Law, or change therein, shall only affect a portion of such Lender's obligations under this Agreement which is, in the opinion of such Lender and the Administrative Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Administrative Agent, the other Lenders or the Borrower, such Lender shall only declare its obligations under that portion so terminated. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be disadvantageous to such Lender.

3.03 Inability to Determine Rates. If the Administrative Agent determines in connection with any request for a Eurodollar Rate Loan or a conversion to or continuation thereof that (a) Dollar deposits are not being offered to banks in the applicable offshore Dollar market for the applicable amount and Interest Period of such Eurodollar Rate Loan, (b) adequate and reasonable means do not exist for determining the Eurodollar Rate for such Eurodollar Rate Loan, or (c) the Eurodollar Rate for such Eurodollar Rate Loan does not adequately and fairly reflect the cost to the Lenders of funding such Eurodollar Rate Loan, the Administrative Agent will promptly notify the Borrower and all Lenders. Thereafter, the obligation of the Lenders to make Eurodollar Rate Loans or maintain Eurodollar Rate Loans past the Interest Period in effect on the date of such determination shall be suspended until the Administrative Agent revokes such notice. Upon receipt of such notice, the Borrower may, without liability for any attendant breakage costs, revoke any pending request for a Borrowing, conversion or continuation of Eurodollar Rate Loans or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein.

3.04 Increased Cost and Reduced Return; Capital Adequacy; Reserves on Eurodollar Rate Loans.

(a) If any Lender determines that as a result of the introduction of, or any change in, or in the interpretation of, any Law, in each case on or after the Closing Date, or such Lender's compliance therewith, there shall be any increase in the cost to such Lender of agreeing to make

or making, funding or maintaining Eurodollar Rate Loans, or a reduction in the amount received or receivable by such Lender in connection with any of the foregoing (excluding for purposes of this subsection (a) any such increased costs or reduction in amount resulting from (i) Taxes or Other Taxes (as to which Section 3.01 shall govern), (ii) changes in the basis of taxation of overall net income or overall gross income by the United States or any foreign jurisdiction or any political subdivision of either thereof under the Laws of which such Lender is organized or has its Lending Office, and (iii) reserve requirements contemplated by Section 3.04(c)), then from time to time upon demand of such Lender (with a copy of such demand to the Administrative Agent), the Borrower shall pay to such Lender such additional amounts as will compensate such Lender for such increased cost or reduction; provided, that Borrower shall not be required to compensate a Lender pursuant to this Section 3.04(a) for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies Borrower of the introduction of, change in or interpretation of any Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation thereof.

(b) If any Lender determines that the introduction of any Law regarding capital adequacy or any change therein or in the interpretation thereof, or compliance by such Lender (or its Lending Office) therewith, has the effect of reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of such Lender's obligations hereunder (taking into consideration its policies with respect to capital adequacy and such Lender's desired return on capital), then from time to time upon demand of such Lender (with a copy of such demand to the Administrative Agent), the Borrower shall pay to such Lender such additional amounts as will compensate such Lender for such reduction.

(c) The Borrower shall pay to each Lender, as long as such Lender shall be required under regulations of the Board to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as "Eurocurrency liabilities"), additional costs on the unpaid principal amount of each Eurodollar Rate Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which shall be due and payable on each date on which interest is payable on such Loan, provided the Borrower shall have received at least 15 days' prior notice (with a copy to the Administrative Agent) of such additional interest from such Lender. If a Lender fails to give notice 15 days prior to the relevant Interest Payment Date, such additional interest shall be due and payable 15 days from receipt of such notice.

(d) Each Lender agrees that it will not claim, and that it shall not be entitled to claim, from any Loan Party the payment of any of the amounts referred to in this Section 3.04 (i) if it is not generally claiming similar compensation from its other similar customers in similar circumstances and (ii) unless the relevant introduction or change affects all banks and other financial institutions substantially similar to such Lender having regard to the size, business activities and regulatory capital of such banks and other financial institutions, but excluding differences based solely on the residency of Persons controlling such banks or other financial institutions. In addition, each Lender shall use its reasonable efforts to reduce the amount it requests pursuant to Section 3.04, including using its reasonable efforts to not assign or transfer any Loan to any Person if such assignment or transfer would or would be likely to increase the amount of such amounts payable; provided, however, such Lender shall have no obligation to

take or omit to take any action that such Lender in its good faith judgment believes would be disadvantageous to it. Each amount required to be paid to any Lender pursuant to this Section 3.04 shall be accompanied by a certificate of the requisite Lender setting forth in reasonable detail the amount owed, the basis therefor and the calculations in respect thereto.

3.05 Funding Losses. Upon demand of any Lender (with a copy to the Administrative Agent) from time to time (which demand shall be accompanied by a certificate of such demanding Lender setting forth in reasonable detail the amount demanded, the bases therefor and the calculations in respect thereto), the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a) any continuation, conversion, payment or prepayment of any Loan made to the Borrower other than a Base Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b) any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan made to the Borrower other than a Base Rate Loan on the date or in the amount notified by the Borrower; or

(c) any assignment of a Eurodollar Rate Loan on a day other than the last day of the Interest Period as a result of a request by the Borrower pursuant to Section 10.16;

including any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained. The Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Borrower to the Lenders under this Section 3.05, each Lender shall be deemed to have funded each Eurodollar Rate Loan made by it at the Eurodollar Rate for such Loan by a matching deposit or other borrowing in the applicable offshore Dollar interbank market for a comparable amount and for a comparable period, whether or not such Eurodollar Rate Loan was in fact so funded.

3.06 Matters Applicable to all Requests for Compensation.

(a) A certificate of the Administrative Agent or any Lender claiming compensation under this Article III and setting forth in reasonable detail the additional amount or amounts to be paid to it hereunder and such other information as otherwise specified in this Article III shall be conclusive in the absence of manifest error. In determining such amount, the Administrative Agent or such Lender may use any reasonable averaging and attribution methods customarily used by it in comparable circumstances.

(b) Upon any Lender's making a claim for compensation under Section 3.01 or 3.04 the Borrower may remove or replace such Lender in accordance with Section 10.16.

3.07 Survival. All of the Borrower's obligations under this Article III shall survive termination of the Commitments and payment in full of all the other Obligations.

ARTICLE IV.
CONDITIONS PRECEDENT TO CREDIT EXTENSIONS

4.01 Conditions of Initial Credit Extension. The obligation of each Lender to make its Loans hereunder shall not become effective until the date on which each of the following conditions precedent is satisfied:

(a) Unless waived by all the Lenders, the Administrative Agent's receipt of the following, each of which shall be originals or facsimiles (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer or Responsible Officers, as the case may be, of the signing Loan Party, each dated the Closing Date (or, in the case of certificates of governmental officials, a recent date before the Closing Date) and each in form and substance reasonably satisfactory to the Administrative Agent:

(i) executed counterparts of this Agreement and each Guarantee, sufficient in number for distribution to the Administrative Agent, each Lender and the Borrower;

(ii) Notes executed by the Borrower in favor of each Lender requesting such a Note, each in a principal amount equal to such Lender's Commitment;

(iii) an Officers' Certificate certified by Responsible Officers of the Borrower certifying, *inter alia*, (1) true and correct copies of resolutions adopted by the board of managers or other appropriate body of the Borrower (A) authorizing the execution, delivery and performance by the Borrower of the Loan Documents to which it is or will be a party and the consummation of the transactions contemplated thereby, (B) authorizing the Responsible Officers of the Borrower to negotiate the Loan Documents on behalf of the Borrower, (C) authorizing the Responsible Officers of the Borrower to execute and deliver the Loan Documents and any related documents, including, without limitation, any Security Document or other pledge agreement, security agreement or other document contemplated by this Agreement, (D) authorizing the execution of the Acquisition Purchase Agreement and the assignment of its interests therein to Acquisition Holdco and the consummation of the Acquisition pursuant to the Acquisition Documents, and (E) authorizing the execution delivery and performance by the Borrower of the Intercompany Loan Documents to which it is a party and the consummation of the transactions contemplated thereby; (2) the incumbency and, if such Responsible Officer is an individual, specimen signatures of the Responsible Officers of the Borrower executing any Loan Documents to which it is a party, upon which Officer's Certificate the Administrative Agent and the Lenders shall be entitled to rely until informed of any change in writing by the Borrower; and (3) such evidence as the Administrative Agent may reasonably require to verify that the Borrower is duly organized or formed, validly existing, in good standing and qualified to engage in business in each jurisdiction in which it is required to be qualified to engage in business, including any required approvals of any applicable Government Authority, certified copies of the Borrower's Organization Documents, certificates of organization, good standing and/or qualification to engage in business;

(iv) an Officer's Certificate certified by Responsible Officers of each Guarantor certifying, *inter alia*, (1) true and correct copies of resolutions adopted by the board of directors, board of managers, general partner or other appropriate body of such Guarantor (A) authorizing the execution, delivery and performance by such Guarantor of any Loan Documents to which it is or will be a party and the consummation of the transactions contemplated thereby, (B) authorizing the Responsible Officers of such Guarantor to negotiate the Loan Documents to which such Guarantor is or will be a party on behalf of such Guarantor, and (C) authorizing the Responsible Officers of such Guarantor to execute and deliver the Loan Documents and any related documents, including, without limitation, any pledge agreement, security agreement or other document contemplated by this Agreement to which such Guarantor is or will be a party; (2) the incumbency and, if such Responsible Officer is an individual, specimen signatures of the Responsible Officers of such Guarantor executing any Loan Documents to which such Guarantor is or will be a party, upon which Officer's Certificate the Administrative Agent and the Lenders shall be entitled to rely until informed of any change in writing by such Guarantor; and (3) such evidence as the Administrative Agent may reasonably require to verify that each such Guarantor is duly organized or formed, validly existing, in good standing and qualified to engage in business in each jurisdiction in which it is required to be qualified to engage in business, including any required approvals of any applicable Government Authority, certified copies of each such Guarantor's Organization Documents, certificates of organization, good standing and/or qualification to engage in business;

(v) (1) executed counterparts of each of the Security Documents the Administrative Agent may reasonably require, sufficient in number for distribution to the Administrative Agent, each Lender and the Borrower, (2) all appropriate evidence required by the Administrative Agent in its sole discretion necessary to determine that the Administrative Agent (for its benefit and the benefit of the Lenders) shall have an Acceptable Security Interest in the Collateral, including, without limitation, physical delivery of any certificated securities or other Collateral for which possession is the required means for perfection under the Uniform Commercial Code as in effect on the date hereof in the State of New York, along with any related stock powers or other similar grants in favor of the Administrative Agent, (3) delivery of any control agreements or other similar agreements related to any accounts or other Collateral for which control is the required means for perfection under the Uniform Commercial Code as in effect on the date hereof in the State of New York, and (4) the Agent shall be satisfied that the Liens granted to it under the Security Documents are Acceptable Security Interests and that all actions or filings necessary to protect, preserve and validly perfect such Liens have been made, taken or obtained, as the case may be, and are in full force and effect;

(vi) an Officers' Certificate signed by Responsible Officers of the Borrower certifying that:

(A) the representations and warranties of the Borrower contained in <u>Article V</u>, or which are contained in any Loan Document furnished by the

Borrower in connection herewith, shall be true and correct on and as of the Closing Date, except to the extent that such representations and warranties specifically refer to a different date, in which case they shall be true and correct as of such date;

(B) (1) no Default or Event of Default shall exist, or would result from the Credit Extension on the Closing Date and (ii) no "Event of Default" (as defined in the Subordinated Note Indenture), or event or condition that with the giving of notice or the lapse of time would become an "Event of Default" (as defined in the Subordinated Note Indenture), shall exist under the Existing Revolver or the Subordinated Note Indenture, or in each case, would result from such Credit Extension;

(C) as of the Closing Date, no event or events, change or condition shall have occurred since December 31, 2005 that individually or in the aggregate has, or could reasonably be expected to have, (1) a Material Adverse Effect with respect to the Borrower and its consolidated Subsidiaries, or (2) a material adverse effect on the business, assets, liabilities, operations, condition (financial or otherwise) or operating results of the Acquired Subsidiary and the other Acquisition Entities taken as a whole; and

(D) after giving effect to the Acquisition and the execution, delivery and performance of the Loan Documents and the Intercompany Loan Documents and each of the transactions contemplated thereby, in each case on a *pro forma* basis, the Cash Flow Coverage Ratio of the Parent Guarantor shall be at least 1.5 to 1.0 and each of the Borrower and the Parent Guarantor shall otherwise be in compliance with the covenants applicable to it under the Subordinated Note Indenture and the Existing Revolver as evidenced by a schedule demonstrating such *pro forma* compliance with each such financial covenant attached to such Officers' Certificate.

(E) the Properties of the Acquisition Entities and the Loan Parties are insured with financially sound and reputable insurance companies in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Acquisition Entities and such Loan Parties operate, and

(F) immediately prior to and after giving effect to each of the transactions contemplated by the Loan Documents, the Existing Revolver, the Acquisition (including the Incurrence of the Existing Acquisition Indebtedness) and the Intercompany Loan Documents, the Borrower, each Loan Party and each Acquisition Entity shall be Solvent;

(vii) an opinion of counsel to each Loan Party each substantially in the form of Exhibit F;

(viii) copies of duly executed UCC-1 financing statements and all other requisite filing documents necessary to perfect the Liens granted pursuant to the Security Documents and duly executed releases or assignments of Liens and UCC-3 financing statements in recordable form, covering all of the Collateral, as may be necessary to reflect that the Liens granted to the Administrative Agent for the benefit of the Lenders are first and prior Liens, except for the Liens permitted under Section 7.01;

(ix) copies of all environmental surveys or reports relating to the real Property owned or leased by each Loan Party as deemed necessary or prudent by the Administrative Agent in scope and results acceptable to the Administrative Agent;

(x) all legal matters incident to the transaction herein contemplated shall be reasonably satisfactory to counsel for the Administrative Agent and the Lenders;

(xi) copies of (1) Audited Financial Statements covering each of the Borrower and the Acquired Subsidiary for the fiscal years ended December 31, 2003, 2004 and 2005, (2) unaudited interim consolidated financial statements of the Borrower and the Acquired Subsidiary and their respective consolidated Subsidiaries, for the fiscal quarters ending March 31, 2006 and June 30, 2006 including, without limitation any management discussion and analysis related thereto, (3) financial projections of the Borrower and the Acquisition Entities, in form and substance reasonably acceptable to the Administrative Agent, prepared on a *pro forma* basis after giving effect to the Acquisition, and (4) a proposed budget for the Borrower and a proposed budget of the Acquisition Entities, each in form and substance reasonably acceptable to the Administrative Agent; and

(xii) such other assurances, certificates, documents, consents or opinions as the Administrative Agent or the Required Lenders reasonably may require; and.

(b) Any fees required to be paid on or before the Closing Date shall have been paid.

(c) Unless waived by the Administrative Agent, the Borrower shall have paid all Attorney Costs of the Administrative Agent to the extent invoiced prior to or on the Closing Date, plus such additional amounts of Attorney Costs as shall constitute its reasonable estimate of Attorney Costs incurred or to be incurred by it through the closing proceedings (provided that such estimate shall not thereafter preclude a final settling of accounts between the Borrower and the Administrative Agent).

(d) The Administrative Agent shall have received satisfactory evidence that all actions necessary to consummate the Acquisition shall have been taken in accordance with all applicable law and in accordance with the terms of each applicable Acquisition Document, without amendment or waiver of any material provision thereof from the forms of the Acquisition Documents provided to and reviewed by the Administrative Agent (except as consented to by the Administrative Agent, which consent shall not be unreasonably withheld or delayed) and that each of the Acquisition and the effectiveness of the Third Amendment to the Existing Revolver, has occurred or will occur concurrently with the closing and effectiveness of this Agreement. In addition to, and not in limitation of, the foregoing, the Administrative Agent

shall be reasonably satisfied with the final structure of the Acquisition and the status of any and all approvals related thereto.

(e) The Administrative Agent shall have received copies of the duly executed Intercompany Loan Documents, in form and substance satisfactory to the Administrative Agent.

(f) The Administrative Agent shall have received a Request for Credit Extension in accordance with the requirements hereof.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants as set forth below:

5.01 Existence, Qualification and Power; Compliance with Laws.

(a) **Intentionally Blank.**

(b) The Borrower is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is duly qualified and in good standing as a foreign Person in each jurisdiction where its ownership, lease or operation of Property or the conduct of its business requires such qualification and in which the failure to so qualify could not reasonably be expected to have a Material Adverse Effect. As of the Closing Date, the Parent Guarantor owns 70.1% of the common membership interests and 100% of the Class A Preferred Membership interests in the Borrower. As of the Closing Date, the Borrower does not have any Subsidiaries or Unrestricted Subsidiaries or own any equity interests in any Person other than those Subsidiaries and Unrestricted Subsidiaries and equity interests of the type listed in Schedule 5.13 hereto.

(c) **Intentionally Blank.**

(d) Each Loan Party has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to own its assets, carry on its business and to execute, deliver, and perform its obligations under the Loan Documents to which it is a party (except for the absence of which could not reasonably be expected to have a Material Adverse Effect).

(e) **Intentionally Blank.**

(f) Each Loan Party is in compliance with all Laws, except in each case referred to in clause (d) or this clause (f), to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

5.02 Authorization; No Contravention. The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is a party and by the Borrower and each Acquisition Entity of each Acquisition Document to which such Person is a party, have been duly authorized by all necessary corporate or other organizational action, and do not and will not (a) violate the terms of any of such Person's Organization Documents (except as such, in

the aggregate, could not reasonably be expected to have a Material Adverse Effect), (b) violate or result in any breach or contravention of, constitute a default under, or creation of any Lien on the properties of such Loan Party under, any Contractual Obligation to which such Person is a party or any order, injunction, writ or decree of any Governmental Authority to which such Person or its Property is subject (except as such, in the aggregate, could not reasonably be expected to have a Material Adverse Effect), or (c) violate any Law (except as such, in the aggregate, could not reasonably be expected to have a Material Adverse Effect).

5.03 Governmental Authorization; Consents. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person or entity (including, without limitation, any creditor or equity holder of the Borrower or any Guarantor) (other than those already obtained or the absence of which could not reasonably be expected to have a Material Adverse Effect) is necessary or required to be obtained or made by any Loan Party as a condition to the execution, delivery or performance by, or enforcement against, any Loan Party or any Acquisition Entity of any Loan Document, any Intercompany Loan Document or any Acquisition Document or the consummation of the Acquisition.

5.04 Binding Effect. This Agreement has been, and each other Loan Document, Intercompany Loan Document and Acquisition Document when delivered, will have been, duly executed and delivered by each Loan Party or Acquisition Entity that is a party thereto. This Agreement constitutes, and each other Loan Document, Intercompany Loan Document and Acquisition Document when so delivered will constitute, a legal, valid and binding obligation of such Loan Party or Acquisition Entity, enforceable against such Loan Party or Acquisition Entity that is a party thereto in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. Upon making the initial Credit Extensions and recording the necessary Security Documents, the Liens created by the Security Documents will be Acceptable Security Interests, constituting valid and perfected first and prior Liens on any Property described therein subject to no other Liens other than those Liens specifically permitted by Section 7.01

5.05 Financial Statements; No Material Adverse Effect.

(a) The Audited Financial Statements and other financial statements, balance sheets, statements of income and of cash flow and all other financial information delivered to the Administrative Agent pursuant to Section 4.01(a)(xi) (i) were prepared in accordance with Cdn. GAAP or U.S. GAAP, as applicable, consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present the financial condition of each of the Parent Guarantor and its consolidated Subsidiaries or, to the best knowledge of the Borrower, the Acquired Subsidiary and its consolidated Subsidiaries, as applicable, as of the date thereof and their results of operations for the period covered thereby on a pro forma basis in accordance with Cdn. GAAP or U.S. GAAP, as applicable, consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (iii) reflect all material indebtedness and other liabilities, direct or contingent, of each of the Parent Guarantor and its consolidated Subsidiaries or the Acquired Subsidiary and its consolidated Subsidiaries, as

applicable, as of the date thereof, including liabilities for taxes, material commitments and Indebtedness on a pro forma basis in accordance with Cdn. GAAP or U.S. GAAP, as applicable, consistently applied throughout the period covered thereby.

(b) Since the date of the Audited Financial Statements no event or events have occurred which in the aggregate have, or could reasonably be expected to have, a Material Adverse Effect.

5.06 Litigation. Except as specifically disclosed in Schedule 5.06, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrower after reasonable investigation, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against any Loan Party or any of the Borrower's Subsidiaries or Unrestricted Subsidiaries or against any of their properties or revenues that (A) purport to adversely affect any Loan Document, Intercompany Loan Document or as of the Closing Date any Acquisition Document, or the Existing Acquisition Indebtedness, or enjoin any of the transactions contemplated hereby or thereby, or (B) if determined adversely, could have a Material Adverse Effect.

5.07 No Default. No Loan Party is in default under or with respect to any Contractual Obligations that could be reasonably expected to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document, Intercompany Loan Document or Acquisition Document (including the Incurrence of the Existing Acquisition Indebtedness).

5.08 Ownership of Property; Liens. Each Loan Party has good record and marketable title in fee simple to, or valid leasehold interests in, all material Property necessary or used in the ordinary conduct of its business, except for such defects in title as would not, individually or in the aggregate, have a Material Adverse Effect. There is no Lien on any Property of any Loan Party, other than Liens permitted by Section 7.01.

5.09 Environmental Compliance. (i) To the best knowledge of the Company, (ii) to the best knowledge of the other Loan Parties, and (iii) based on a review conducted by the Loan Parties prior to the Closing Date of the effect of the then existing Environmental Laws and any claims alleging potential liability or responsibility for violation of any Environmental Law on their respective businesses, operations and properties, except as specifically disclosed in Schedule 5.09, the Loan Parties have concluded that: (a) with respect to the Property of any Loan Party or the operations conducted thereon, the Loan Parties are in compliance with all applicable Environmental Laws, except to the extent that any non-compliance would not reasonably be expected to have a Material Adverse Effect; (b) the Loan Parties are not subject to any judicial, administrative, government, regulatory or arbitration proceeding alleging the violation of any applicable Environmental Laws or to the best of their knowledge that may lead to claim for cleanup costs, contribution, remedial work, reclamation, conservation, natural resources damages or personal injury or to the issuance of a stop-work order, suspension order, control order, prevention order or clean-up order, except to the extent that any such proceeding would not reasonably be expected to have a Material Adverse Effect; (c) the Loan Parties are not subject to any federal, state, local or foreign review, audit or investigation which may lead to a

proceeding referred to in (b) above; (d) the Loan Parties have no knowledge that any of their predecessors in title to any of their Property and assets are the subject of any currently pending federal, state, local or foreign review, audit or investigation which may lead to a proceeding referred to in (b) above; (e) the Loan Parties have not filed any notice under any applicable Environmental Laws indicating past or present treatment, storage or disposal of, or reporting a release of Hazardous Materials into the environment where the circumstances surrounding such notice would reasonably be expected to have a Material Adverse Effect; and (f) the Loan Parties possess, and are in compliance with, all approvals, licenses, permits, consents and other authorizations which are necessary under any applicable Environmental Laws to conduct their business, except to the extent that the failure to possess, or be in compliance with, such authorizations would not reasonably be expected to have a Material Adverse Effect.

5.10 Insurance. The properties of the Borrower and its respective Subsidiaries are insured with financially sound and reputable insurance companies that are not Affiliates of the Borrower, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Borrower or its respective Subsidiaries operate.

5.11 Taxes. To the best knowledge of the Borrower, each of the Parent Guarantor and the Borrower and its Subsidiaries and Unrestricted Subsidiaries have filed all Federal, state and other material tax returns and reports required to be filed, and have paid all Federal, state and other material taxes, assessments, fees and other governmental charges levied or imposed upon any of the Parent Guarantor, the Borrower or its Subsidiaries or Unrestricted Subsidiaries or their properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP. There is no proposed tax assessment against any of the Parent Guarantor, or the Borrower or any Subsidiary or Unrestricted Subsidiary that would, if made, have a Material Adverse Effect.

5.12 ERISA Compliance.

(a) Except as could not reasonably be expected to result in a material Adverse Effect, each Plan is in compliance with the applicable provisions of ERISA, the Code and other Federal or state Laws. Each Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS or an application for such a letter is currently being processed by the IRS with respect thereto and, to the best knowledge of the Borrower, nothing has occurred which would prevent, or cause the loss of, such qualification under circumstances as could reasonably be expected to result in a Material Adverse Effect. The Borrower and each ERISA Affiliate of the Borrower have made all required contributions to each Plan subject to Section 412 of the Code, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Code has been made with respect to any Plan

(b) There are no pending or, to the best knowledge of the Borrower, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could be reasonably be expected to have a Material Adverse Effect. There has been no

prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or could be reasonably expected to result in a Material Adverse Effect.

(c) No ERISA Event has occurred or is reasonably expected to occur; (ii) no Pension Plan has any Unfunded Pension Liability in such amount as could reasonably be expected to Result in a Material Adverse Effect; (iii) neither the Borrower nor any ERISA Affiliate of the Borrower has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA in such amount as could reasonably be expected to Result in a Material Adverse Effect); (iv) neither the Borrower nor any ERISA Affiliate of the Borrower has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Sections 4201 or 4243 of ERISA with respect to a Multiemployer Plan in such amount as could reasonably be expected to Result in a Material Adverse Effect; and (v) neither the Borrower nor any ERISA Affiliate of the Borrower has engaged in a transaction that could reasonably be expected to be subject to Sections 4069 or 4212(c) of ERISA.

5.13 Subsidiaries.

(a) As of the Closing Date, the Borrower has no Subsidiaries or Unrestricted Subsidiaries other than those specifically disclosed in Part (a) of Schedule 5.13. All Subsidiaries and Unrestricted Subsidiaries of the Borrower are duly organized, validly existing and in good standing under the laws of their respective jurisdictions of organization and are duly qualified to do business in each jurisdiction where failure to so qualify would have an Material Adverse Effect. All outstanding shares of stock or other similar equity interests of each class of each Subsidiary or Unrestricted Subsidiary of Borrower have been and will be validly issued and are and will be fully paid and nonassessable and are and will be owned, beneficially and of record, by the Borrower or a Wholly-Owned Subsidiary of the Borrower free and clear of any Liens (other than Liens permitted by Section 7.01).

(b) As of the Closing Date, part (b) of Schedule 5.13 sets forth each of the Subsidiaries of the Borrower that shall have delivered a Guaranty on the Closing Date. Each such Guarantor is and will remain a Wholly-Owned Subsidiary of the Borrower.

(c) As of the Closing Date, the Borrower has no Equity Interests in any other corporation or entity other than those specifically disclosed in Part (c) of Schedule 5.13.

5.14 Margin Regulations; Investment Company Act; Public Utility Holding Company Act.

(a) The Borrower is not engaged and will not be engaged principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board), or extending credit for the purpose of purchasing or carrying margin stock.

(b) None of the Loan Parties, any Person directly or indirectly controlling any of the Loan Parties or any Subsidiary or Unrestricted Subsidiary is or is required to be registered as an "investment company" under the Investment Company Act of 1940.

5.15 Disclosure. No statement, information, report, representation, or warranty (other than projections) made by any Loan Party in any Loan Document, Intercompany Loan Document or Acquisition Document, when so made (or if dated or otherwise specified therein, as of such date), or furnished to the Administrative Agent, or any Lender by or at the direction of any Loan Party in connection with any Loan Document, Intercompany Loan Document or Acquisition Document, when so furnished (or if dated or otherwise specified therein, as of such date), contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There is no fact known to the Borrower which has caused, or which likely would in the future in the reasonable judgment of the Borrower cause, a Material Adverse Effect (except for any economic conditions which affect generally the industry in which the Borrower and its Subsidiaries conduct business), that has not been set forth in this Agreement or in the other documents, certificates, statements, reports and other information furnished in writing to the Lenders by or on behalf of the Borrower or any other Loan Party in connection with the transactions contemplated hereby.

5.16 Intellectual Property; Licenses, Etc. The Borrower and its Subsidiaries and Unrestricted Subsidiaries own, or possess the right to use, all of the trademarks, service marks, trade names, copyrights, patents, patent rights, franchises, licenses and other rights that are reasonably necessary for the operation of their respective businesses, without conflict with the rights of any other Person. To the best knowledge of the Borrower, no slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by the Borrower or any Subsidiary or Unrestricted Subsidiary infringes upon any rights held by any other Person. No claim or litigation regarding any of the foregoing is pending or, to the best knowledge of the Borrower, threatened, and no patent, invention, device, application, principle or any statute, law, rule, regulation, standard or code is pending or, to the knowledge of the Borrower, proposed, which, in any case described in this Section 5.16, could reasonably be expected to have a Material Adverse Effect.

5.17 Direct Benefit. The Loans hereunder and the Indebtedness evidenced by the Intercompany Loan Documents are for the direct benefit of the Borrower or one or more of the Guarantors or the Acquisition Entities The Borrower, the Guarantors and the other Subsidiaries and Unrestricted Subsidiaries are engaged as an integrated group in the business of energy production, transmission and distribution and related fields, and any benefits to the Borrower or any Guarantor is a benefit to all of them, both directly or indirectly, inasmuch as the successful operation and condition of the Borrower and the Guarantors is dependent upon the continued successful performance of the functions of the integrated group as a whole.

5.18 Solvency. The Borrower, each individual Guarantor and the Loan Parties on a consolidated basis are Solvent.

5.19 Subordinated Note Documents. As of the Closing Date, before and after giving effect to the initial Credit Extension, all representations and warranties of the Borrower or any

Guarantor contained in the Subordinated Note Indenture and any documents delivered pursuant thereto are true and correct in all material respects (except to the extent such representations or warranties relate or refer to a specified, earlier date). Before and after giving effect to the initial Credit Extension contemplated hereunder, there is no event of default or event or condition that could become an event of default with notice or lapse of time or both, under the Subordinated Note Indenture and any documents related thereto and the Subordinated Note Indenture, the Subordinated Notes and any other legally binding documents executed by the Loan Parties in connection therewith are in full force and effect.

5.20 Labor Relations. Neither the Borrower nor any Subsidiary or Unrestricted Subsidiary is engaged in any unfair labor practice that could reasonably be expected to have a Material Adverse Effect. There is (i) no unfair labor practice complaint pending against the Borrower or any Subsidiary or Unrestricted Subsidiary or threatened against any of them, before the National Labor Relations Board, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement is so pending against the Borrower or any Subsidiary or Unrestricted Subsidiary or, to the best of the Borrower's knowledge, threatened against any of them, (ii) no strike, labor dispute, slowdown or stoppage pending against the Borrower or any Subsidiary or Unrestricted Subsidiary or, to the Borrower's knowledge, threatened in writing against the Borrower or any Subsidiary or Unrestricted Subsidiary and (iii) no union representation petition existing with respect to the employees of the Borrower or any Subsidiary or Unrestricted Subsidiary and no union organizing activities are taking place, except with respect to any matter specified in clause (i), (ii) or (iii) above, either individually or in the aggregate, such as could not reasonably be expected to have a Material Adverse Effect.

5.21 Undisclosed Liabilities; Absence of Burdensome Obligations. Neither the Borrower nor any Subsidiary of the Borrower (i) is a party to any material agreement or arrangement, or subject to any order, judgment, writ or decree, which either restricts or purports to restrict its ability to grant Liens to the Administrative Agent and the Lenders on or in respect of their Properties to secure the Indebtedness and the Security Documents or (ii) has any material Indebtedness, contingent liabilities, off balance sheet liabilities, liabilities for taxes, long term commitments or unrealized or anticipated losses from any unfavorable commitments, except as reflected in the financial statements referred to in Section 5.05.

ARTICLE VI.
AFFIRMATIVE COVENANTS

So long as any Loan or other Obligation shall remain unpaid or any other Secured Obligation shall remain outstanding, the Borrower shall, and shall (except in the case of the covenants set forth in Sections 6.01, 6.02 and 6.03) cause each Loan Party and each Subsidiary in which it directly or indirectly owns more than 50% of the total voting or equity interests and (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries to:

6.01 Financial Statements. Deliver to the Administrative Agent and each Lender, in form and detail reasonably satisfactory to the Administrative Agent and the Required Lenders:

(a) (i) as soon as available, but in any event within 90 days after the end of the fiscal year of the Parent Guarantor, an audited consolidated balance sheet of the Parent Guarantor and its consolidated Subsidiaries, as at the end of such fiscal year, and the related consolidated statements of income and cash flows for such fiscal year, setting forth in comparative form the figures for the previous fiscal year, all in reasonable detail, as audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing selected by the Borrower and reasonably acceptable to the Required Lenders, which report and opinion shall be prepared in accordance with Cdn. GAAP and shall not be subject to any qualifications or exceptions as to the scope of the audit nor to any qualifications and exceptions not reasonably acceptable to the Required Lenders,

(ii) within 90 days after the end of the fiscal year of the Borrower, an unaudited consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and certified by a Responsible Officer of the Borrower as fairly presenting the financial condition, results of operations and cash flows of the Borrower and its Subsidiaries and Unrestricted Subsidiaries in accordance with Cdn. GAAP subject only to normal year-end audit adjustments and the absence of footnotes, and

(iii) promptly following receipt thereof, any unaudited balance sheets and/or related consolidated statements of income and cash flows it receives from a Project Operating Entity or a Project Holding Entity for any fiscal year; and

(b) (i) as soon as available, but in any event within (A) 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Parent Guarantor a consolidated balance sheet of the Parent Guarantor and its consolidated Subsidiaries and (B) 75 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, a consolidated balance sheet of the Borrower and its consolidated Subsidiaries and Unrestricted Subsidiaries, in each case, as at the end of such fiscal quarter, and the related consolidated statements of income and cash flows for such fiscal quarter and for the portion of the Parent Guarantor and the Borrower's fiscal year then ended, as applicable, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous applicable fiscal year and the corresponding portion of the previous applicable fiscal year, all in reasonable detail and certified by a Responsible Officer of the Borrower and the Parent Guarantor, as applicable, as fairly presenting the financial condition, results of operations and cash flows of the Borrower and its Subsidiaries and Unrestricted Subsidiaries in accordance with Cdn. GAAP for each of the balance sheets referred to in clauses (A) and (B) above, subject only to normal year-end audit adjustments and the absence of footnotes, and

(ii) as soon as available, but in any event within 45 days after the end of each fiscal quarter of the Borrower an unaudited statement of distributable cash of each of the Project Operating Entities and the Projects setting forth in reasonable detail the amounts paid, received, or actually incurred by the Borrower, Parent Guarantor, the Project Operating Entities or Projects, as applicable, during such fiscal quarter with respect to clauses (A), (B), (C) and (D) of Section 6.01(c)(i) and clauses (A), (B), (C), (D) of Section 6.01(c)(ii) and an updated calculation

of the Cash Flow Coverage Ratio of the Borrower for such fiscal quarter, each as certified by a Responsible Officer of the Borrower stating that such quarterly statements are true and complete copies thereof as presented to the board of managers of the Borrower for such quarter; and

(c) (i) at least 15 days prior to the commencement of each fiscal year of the Borrower, a forecast for the Parent Guarantor's and the Borrower's distributable cash (the "Annual Distributable Cash Forecast") prepared by the Manager for such fiscal year, broken down on a monthly basis and setting forth in reasonable detail: (A) the projected cash distributions from each Project or Project Operating Entity to the Borrower or to an intermediary holding Subsidiary or Unrestricted Subsidiary of the Borrower; (B) the projected payments of fees and expenses of the Borrower and the Parent Guarantor, including fees and expenses payable pursuant to this Agreement; (C) all projected Restricted Payments; and (D) the projected distributions from the Parent Guarantor to the holders of the IPS's; (ii) at least 15 days prior to the commencement of each fiscal year of the Borrower, an annual budget of the Borrower for such fiscal year (the "Annual Budget") setting forth in reasonable detail: (A) the projected cash distributions from each Project and Project Operating Entity to the Borrower or to an intermediary holding Subsidiary or Unrestricted Subsidiary of the Borrower; (B) the Indebtedness, if any, of each Project Operating Entity, Project Holding Entity or Project and, if applicable, a comparison of the amortization schedule to the expiration of the applicable power purchase agreement associated with such Project; (C) the management and administration expenses of the Manager, the Borrower and the Parent Guarantor; (D) the projected monthly cash flow for Borrower and Parent Guarantor (which shall incorporate (ii)(A) through (ii)(C)); (iii) at least 15 days prior to the commencement of each fiscal year of the Borrower, a schedule setting forth the Cash Flow Coverage Ratio and related calculations; (iv) at least 15 days prior to the commencement of each fiscal year of the Borrower a certificate of a Responsible Officer stating that the Annual Distributable Cash Forecast and the Annual Budget attached to such certificate are true and complete copies thereof as presented to the board of managers of the Borrower for such fiscal year; and (v) upon the earlier to occur of (A) 5 Business Days after the approval of the Annual Distributable Cash Forecast and the Annual Budget by the board of managers of the Borrower or (B) the last Business Day of January, a certificate of a Responsible Officer of the Borrower stating that the Annual Distributable Cash Forecast and the Annual Budget attached to such certificate are true and complete copies thereof as approved by the board of managers of the Borrower for such fiscal year; and

(d) the Borrower shall deliver to the Administrative Agent each of the following documents, if available, promptly following the receipt of such by the Borrower: any and all audited annual financial statements, unaudited annual financial statements, management reports, or other similar reports or financial information prepared pursuant to (i) the Organization Documents of any Project Level Subsidiary of the Borrower or (ii) any other agreement regarding preparation and delivery of such reports between the Parent Guarantor or the Borrower and any Project Level Subsidiary of the Borrower.

6.02 Certificates; Other Information. Deliver to the Administrative Agent and each Lender, in form and detail reasonably satisfactory to the Administrative Agent and the Required Lenders:

(a) concurrently with the delivery of the financial statements referred to in Section 6.01(a)(i), a certificate of its independent certified public accountants certifying such financial statements have been prepared in accordance with GAAP and fairly present the financial condition of the Parent Guarantor or the Borrower and its Subsidiaries and Unrestricted Subsidiaries, as applicable, as of the date thereof;

(b) concurrently with the delivery of the financial statements referred to in Sections 6.01(a) and (b), a duly completed Compliance Certificate signed by Responsible Officers of the Parent Guarantor or the Borrower, as applicable;

(c) promptly after the same are available, copies of each annual report, proxy or financial statement or other report or communication sent to the shareholders of the Parent Guarantor or the unit holders of the Borrower, and copies of all annual, regular, periodic and special reports and registration statements (if any) which the Parent Guarantor or the Borrower has filed with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, and not otherwise required to be delivered to the Administrative Agent pursuant hereto, in each case, (i) which are not confidential in nature, as permitted by applicable Laws, as required by contractual restrictions not entered into in contemplation of this Section 6.02(c), as permitted by recognized principles of privilege or as otherwise determined in good faith by the Borrower, and (ii) which are not publicly available on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (or "EDGAR"), the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (or "SEDAR") or other similar publicly accessible sources of which the Parent Guarantor or the Borrower provides written notice to the Administrative Agent and the Lenders; and

(d) promptly after the same are available, copies of quarterly and annual management reports setting forth the respective cash flows of each Project;

(e) promptly, such additional information regarding the business, financial or organizational affairs of the Parent Guarantor or the Borrower or any Subsidiary or Unrestricted Subsidiary as the Administrative Agent, at the request of any Lender, may from time to time reasonably request.

6.03 Notices. Promptly notify the Administrative Agent and each Lender within 5 Business Days after actual knowledge thereof by any Responsible Officer of the Borrower:

(a) of the occurrence of any Default or Event of Default;

(b) of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect, including without limitation (i) breach or non-performance of, or any default under, a Contractual Obligation of the Parent Guarantor or the Borrower or any Subsidiary; (ii) any dispute, litigation, investigation, proceeding or suspension between the Borrower or any Subsidiary and any Governmental Authority; or (iii) the commencement of, or any material development in, any litigation or proceeding affecting the Parent Guarantor or the Borrower or any Subsidiary, including pursuant to any applicable Environmental Laws;

(c) of any litigation, investigation or proceeding affecting any Loan Party which if determined adversely, to any Loan Party, could reasonably be expected to result in liability to one or more Loan Parties in at an amount that exceeds, in the aggregate for all such matters, after giving effect to applicable in-force insurance and related third-party indemnity and similar agreements, U.S.$5,000,000, or in which injunctive relief or similar relief is sought, which relief, if granted, could be reasonably expected to have a Material Adverse Effect;

(d) of the occurrence of any ERISA Event; and

(e) of any announcement by Moody's or S&P of any change in a debt rating or by DBRS of any change to the stability rating of the Parent Guarantor.

Each notice pursuant to this Section shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth details of the occurrence referred to therein and stating what action the relevant Loan Party or Subsidiary has taken and proposes to take with respect thereto. Each notice pursuant to Section 6.03(a) shall describe with particularity any and all provisions of this Agreement or other Loan Document that have been breached.

6.04 Payment of Obligations. Pay and discharge as the same shall become due and payable, all its obligations and liabilities, that if not paid could reasonably be expected to result in a Material Adverse Effect, including: (a) all tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings and adequate reserves in accordance with U.S. GAAP are being maintained by the relevant Loan Party or such Subsidiary; (b) all material lawful claims which, if unpaid, would by law become a Lien upon its Property; and (c) all Indebtedness, as and when due and payable, but subject to any subordination provisions contained in any instrument or agreement evidencing such Indebtedness.

6.05 Continuation of Business, Etc. Except in a transaction permitted by Section 7.05 or pursuant to statutory conversions to another form of entity as permitted by applicable Law, preserve, renew and maintain in full force and effect its legal existence and good standing under the Laws of the jurisdiction of its organization; and except where it will not have a Material Adverse Effect, take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business and preserve or renew all of its registered patents, trademarks, trade names and service marks.

6.06 Maintenance of Properties. Except where it will not have a Material Adverse Effect, (a) maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted, (b) make all necessary repairs thereto and renewals and replacements thereof and (c) use the standard of care typical in the industry in the operation and maintenance of its facilities.

6.07 Maintenance of Insurance. Maintain with financially sound and reputable insurance companies (which are not Affiliates of the Parent Guarantor or the Borrower), insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types

and in such amounts as are customarily carried under similar circumstances by such other Persons.

6.08 Compliance with Laws. Comply in all material respects with the requirements of all Laws applicable to it or to its business or Property, except in such instances in which (i) such requirement of Law is being contested in good faith or a bona fide dispute exists with respect thereto or (ii) the failure to comply therewith could not be reasonably expected to have a Material Adverse Effect.

6.09 Books and Records. Maintain proper books of record and account necessary to prepare the financial statements required to be delivered pursuant to Section 6.01 in accordance with U.S. GAAP.

6.10 Inspection Rights. Permit representatives and independent contractors of the Administrative Agent and each Lender, at their respective expense, to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants, in each case, all at such reasonable times during normal business hours and as reasonably often as may be necessary, upon reasonable advance notice to the Borrower and subject to compliance with applicable safety standards, with contractual or attorney-client privilege (as applicable) and non-disclosure agreements; provided, however, that during an Event of Default, the Administrative Agent or any Lender (or any of their respective representatives or independent contractors) may, without duplication of the efforts of the others, do any of the foregoing at the reasonable expense of the Borrower at any time during normal business hours.

6.11 Compliance with Contractual Obligations. Comply with all Contractual Obligations, except in such instances in which (i) such non-compliance is being contested in good faith or a bona fide dispute exists with respect thereto or (ii) the failure to comply therewith could not be reasonably expected to have a Material Adverse Effect.

6.12 Use of Proceeds. Use the proceeds of the Credit Extensions solely in connection with the consummation of the Acquisition.

6.13 Guaranties. Cause each Subsidiary which has not previously executed and delivered to the Administrative Agent a Guarantee and other related collateral documents to execute and deliver to the Administrative Agent promptly, and in any event within five (5) Business Days following such Subsidiary's becoming a Subsidiary, (i) a Guarantee and collateral documents in form and substance satisfactory to the Administrative Agent, together with a resolution of its board of directors or other similar governing body authorizing such Guarantee and collateral documents, (ii) a favorable opinion of counsel to such Guarantor in form and substance satisfactory to the Administrative Agent regarding the valid existence and good standing of such Subsidiary in its jurisdiction of incorporation and its good standing in any jurisdiction in which it is qualified to do business, and to the effect that the execution and delivery of the Guarantee and any collateral documents by such Subsidiary has been duly authorized by all necessary corporate or equivalent action and that the Guarantee and such collateral documents constitute the valid, legal and binding obligation of such Subsidiary, and

that such collateral documents create a perfected lien on such Collateral, in each case, subject to related normal and customary qualifications and exceptions, which opinion may be rendered by counsel who is an employee of the Borrower and (iii) documentation of the type described in clauses (iv), (v), and (viii) of Section 4.01(a). Notwithstanding anything to the contrary and for the avoidance of doubt, any Subsidiary designated as an Unrestricted Subsidiary pursuant to Section 6.14 hereto shall not be subject to the requirements of this Section 6.13.

6.14 Unrestricted Subsidiaries. Following the Closing Date and subject to the restrictions and limitations of this Agreement and the Existing Revolver, if the Borrower, or a Subsidiary or an Unrestricted Subsidiary of the Borrower, is permitted to create, purchase or otherwise acquire an entity that would otherwise qualify as a Subsidiary of the Borrower, the Borrower shall be permitted to designate such Subsidiary as an Unrestricted Subsidiary by providing the Administrative Agent with written notice 10 Business Days prior to such designation; provided that notwithstanding anything in this Agreement to the contrary, no Subsidiary of the Borrower in existence as of the Closing Date shall be designated as an Unrestricted Subsidiary without the prior written consent of the Administrative Agent and the Required Lenders acting in their sole and absolute discretion.

ARTICLE VII.
NEGATIVE COVENANTS

So long as any Loan or other Obligation shall remain unpaid or any other Secured Obligation shall remain outstanding, the Borrower shall not, nor shall it permit any Loan Party or Subsidiary to, directly or indirectly:

7.01 Liens. The Borrower will not, and will not permit any Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interests and will not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) on any asset or Property of the Borrower or such Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any Obligations of the Borrower or any of its Subsidiaries or any other Person. The Borrower will not permit any Unrestricted Subsidiary to directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) on any asset or Property of the Borrower or any Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom; provided, that, notwithstanding the foregoing, the Borrower will not, and will not permit any of its Subsidiaries or Unrestricted Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interests and will not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries or Unrestricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or Property of Onondaga Cogeneration Limited Partnership except for Permitted Liens and Liens reasonably Incurred by Onondaga Cogeneration Limited Partnership in the ordinary course of its business and in accordance with its commercially reasonable past business practices and otherwise permitted under this Agreement.

7.02 Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a) The Borrower will not, and will not permit any Subsidiary or Unrestricted Subsidiary in which it directly or indirectly owns more than 50% of the total voting or equity interests, and shall not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary or Unrestricted Subsidiary) any of its other Subsidiaries or Unrestricted Subsidiaries to, directly or indirectly, Incur or suffer to exist any Indebtedness or issue any shares of Disqualified Stock or Preferred Stock;

(b) The limitations set out in Section 7.02(a) will not apply to any Indebtedness permitted pursuant to Section 7.02 of the Existing Revolver as of the Closing Date nor to any of the following, provided, that at the time any such Indebtedness is Incurred or any Disqualified Stock or Preferred Stock is issued, the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is 1.5 to 1.0 on a *pro forma* basis, after giving effect to the Incurrence of such Indebtedness or the issuance of such Disqualified Stock or Preferred Stock and the application of the proceeds therefrom:

(i) the Incurrence by the Borrower and its Subsidiaries of Indebtedness represented by this Agreement, the Guarantees and the other Loan Documents;

(ii) Indebtedness, Disqualified Stock or Preferred Stock of the Borrower or any Subsidiary or Unrestricted Subsidiary existing on the Closing Date as detailed in Schedule 7.02(b)(ii);

(iii) Indebtedness to be issued in the form of Additional Securities forming part of the IPSs, issued by the Parent Guarantor (A) to finance the redemption by Borrower of any Existing Investor Interests (as defined in the Subordinated Note Indenture) and related issuance of Class A preferred membership interests of Borrower in connection with such issuance or (B) used to prepay the Indebtedness represented by the this Agreement, the Notes, the Guarantees and the other Loan Documents;

(iv) Indebtedness arising from agreements of the Borrower or a Subsidiary or Unrestricted Subsidiary of the Borrower providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary or Unrestricted Subsidiary of the Borrower in accordance with the terms of this Agreement, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(v) Indebtedness of the Borrower to the Issuer or a Subsidiary of the Borrower; provided that any such Indebtedness is expressly subordinated in right of payment to the Obligations and the other Secured Obligations, in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders; provided, further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Subsidiary ceasing to be a Subsidiary of the Borrower or any

other subsequent transfer of any such Indebtedness (except to the Borrower or another Subsidiary of the Borrower) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(vi) Indebtedness of a Subsidiary of the Borrower to the Issuer, the Borrower or another Subsidiary of the Borrower; provided that (x) any such Indebtedness is made pursuant to an intercompany note subordinated in right of payment to the Obligations and the other Secured Obligations, in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders and (y) if a Guarantor Incurs such Indebtedness to a Subsidiary of the Borrower that is not a Guarantor, such Indebtedness is subordinated in form and substance satisfactory to the Administrative Agent and the Required Lenders in right of payment to the Guarantee of such Guarantor; provided, further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Subsidiary of the Borrower lending such Indebtedness ceasing to be a Subsidiary of the Borrower or any other subsequent transfer of any such Indebtedness (except to the Borrower or another Subsidiary of the Borrower) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(vii) Hedging Obligations that are incurred in the ordinary course of business (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Agreement to be outstanding, (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(viii) any guarantee by the Borrower or a Subsidiary of the Borrower of other obligations of the Borrower or any of its Subsidiaries so long as the Incurrence of such Indebtedness by the Borrower or such Subsidiary is permitted under the terms of this Agreement; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Obligations and the other Secured Obligations or the Guarantee of such Subsidiary, as applicable, any such guarantee of such Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Subsidiary's Guarantee with respect to the Obligations and the other Secured Obligations substantially to the same extent as such Indebtedness is subordinated to the Securities or the Guarantee of such Subsidiary, as applicable;

(ix) the Incurrence by the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries of Indebtedness which serves to refund or refinance any Indebtedness Incurred as permitted under this Section 7.02 and clauses (i), (ii), (v) and (vi), above, and (xiii) below, or any Indebtedness issued to so refund or refinance such Indebtedness (subject to the following proviso, **"Refinancing Indebtedness"**) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced;

(B) has a Stated Maturity which is no earlier than the Stated Maturity of the Indebtedness being refunded or refinanced;

(C) to the extent such Refinancing Indebtedness refinances Indebtedness *pari passu* with the Obligations and the other Secured Obligations of the Subsidiaries that are Guarantors, is *pari passu* with or subordinated to the Obligations and the other Secured Obligations of such Subsidiaries under such guarantee, as applicable; and

(D) is Incurred in an aggregate amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing;

(x) Indebtedness of Persons that are acquired by the Borrower or any of its Subsidiaries or merged into a Subsidiary in accordance with the terms of this Agreement; provided, however, that such Indebtedness is not Incurred in contemplation of such acquisition or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided, further, however, that the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is 1.5 to 1.0 on a *pro forma* basis, after giving effect to such acquisition and the Incurrence of such Indebtedness, would be greater than the actual Cash Flow Coverage Ratio for such period without giving effect to such acquisition;

(xi) the Incurrence by the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries of Indebtedness which serves to finance in whole or in part the making of capital improvements required to maintain compliance with applicable Laws or Project Documents, provided, however, that the principal amount of all such Indebtedness does not exceed an aggregate of U.S.$20,000,000 and an independent engineer confirms in writing to the Administrative Agent that such capital improvements are required to maintain compliance with applicable Laws or Project Documents;

(xii) the Incurrence by the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries of Indebtedness in connection with performance, surety or similar bonds, letters of credit or performance guarantees or other similar obligations in the ordinary course of business, provided, however, the principal amount of all such Indebtedness does not exceed an aggregate of U.S.$15,000,000; and

(xiii) (A) the Incurrence of Indebtedness by any Subsidiary that is (1) a Subsidiary on the Closing Date and (2) as of the Closing Date does not have any outstanding obligations with respect to any material Indebtedness; provided, however that (X) any Indebtedness Incurred by such Subsidiary shall be on commercially reasonable terms and (Y) prior to Incurring such Indebtedness, such Subsidiary shall have received the written consent of the Administrative Agent, such consent not to be unreasonably withheld.

(c) The Project Level Subsidiaries and Unrestricted Subsidiaries may incur Indebtedness and issue Disqualified Stock or Preferred Stock as follows; provided that at the time any such Indebtedness is Incurred or any such Disqualified Stock or Preferred Stock is issued, the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is 1.5 to 1.0 on a *pro forma* basis, after giving effect to the Incurrence of such Indebtedness or the issuance of such Disqualified Stock or Preferred Stock and the application of the proceeds therefrom;

(i) Indebtedness of any Unrestricted Subsidiary or the issuance of any shares of Disqualified Stock or Preferred Stock by an Unrestricted Subsidiary; provided, that neither (A) such Indebtedness or the Incurrence thereof, nor (B) the issuance of such shares of Disqualified Stock or Preferred Stock, shall (1) encumber, restrict or in any other way affect or provide recourse to or against any asset or Property of the Borrower or any Subsidiary, or any income or profits therefrom (other than with respect to Liens on Property directly owned by such Unrestricted Subsidiary), or (2) assign or convey any right to receive income therefrom (other than with respect to Liens on Property directly owned by such Unrestricted Subsidiary).

(ii) Indebtedness of any Project Level Subsidiary; provided, that (X) such Indebtedness is non-recourse to the Borrower and non-recourse to any Project Holding Entity and (Y) such Indebtedness or the Incurrence thereof, shall not encumber, restrict or in any other way affect any asset or Property of the Borrower or any Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom;

provided, that notwithstanding anything to the contrary in this Section 7.02, the Borrower will not, and will not permit any of its Subsidiaries or Unrestricted Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interests and will not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary or Unrestricted Subsidiary) any of its other Subsidiaries or Unrestricted Subsidiaries to, directly or indirectly, Incur or suffer to exist any Indebtedness of or by Onondaga Cogeneration Limited Partnership or issue any shares of Disqualified Stock or Preferred Stock with respect to Onondaga Cogeneration Limited Partnership, except for Indebtedness Incurred with respect to the Onondaga Swap and Indebtedness reasonably Incurred by Onondaga Cogeneration Limited Partnership in the ordinary course of its business and in accordance with its commercially reasonable past business practices and otherwise permitted under this Agreement.

For purposes of determining compliance with this Section 7.02, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses above or is entitled to be Incurred pursuant to Section 7.02(a), the Borrower will, in its sole discretion, classify or reclassify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses of Section 7.02. Accrual of interest and the accretion of accreted value will not be deemed to be an Incurrence of Indebtedness for purposes of this Section.

7.03 Limitation on Restricted Payments.

(a) The Borrower will not, and will not permit any Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interest, and shall not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries, to directly or indirectly:

(i) declare or pay any dividend or make any distribution on account of the Borrower's or any of its Subsidiaries' Equity Interests, including any payment made in connection with any merger or consolidation involving the Borrower (other than (A) dividends or distributions by the Borrower payable solely in Equity Interests (other than Disqualified Stock) of the Borrower or (B) dividends or distributions by a Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly-Owned Subsidiary, the Borrower or a Subsidiary receives at least its *pro rata* share of such dividend or distribution in accordance with the terms of such Equity Interests);

(ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Borrower or any Subsidiary other than repurchases of Existing Investor Interests (as defined in the Subordinated Note Indenture) by the Borrower pursuant to the exercise by the Existing Investors (as defined in the Subordinated Note Indenture) of the Liquidity Right (as defined in the Subordinated Note Indenture) to the extent that such repurchase is funded through the issuance of equity securities by the Borrower;

(iii) make a Restricted Investment;

(all such payments and other actions set forth in clauses (i), (ii) and (iii) above being collectively referred to as "**Restricted Payments**");

unless, at the time of such Restricted Payment:

(A) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

(B) the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is 1.5 to 1.0 on a *pro forma* basis, after giving effect to the making of such Restricted Payment; and

(C) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Borrower and its Subsidiaries after the Closing Date (including Restricted Payments permitted by clauses (i), (iii) and (v) of Section 7.03(b), but not including all other Restricted Payments permitted by Section 7.03(b)), is less than the sum of, without duplication:

(1) 100% of the Borrower's Cash Flow less Interest Expense and any required principal repayments on outstanding Indebtedness of the Borrower for the period (taken as one accounting period) from the first date of the fiscal quarter in which the Closing Date occurs to the end of the

Borrower's most recently-ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined below) of Property other than cash, received by the Borrower after the Closing Date from the issue or sale of Equity Interests of the Borrower excluding Refunding Capital Stock (as defined herein), Disqualified Stock and Excluded Contributions, including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary or Unrestricted Subsidiary of the Borrower), plus

(3) 100% of the aggregate amount of contributions to the capital of the Borrower received in cash and the Fair Market Value (as determined below) of Property other than cash received by the Borrower as a contribution to capital since the Closing Date excluding Refunding Capital Stock (as defined herein), Disqualified Stock and Excluded Contributions, plus

(4) 100% of the aggregate amount received in cash and the Fair Market Value (as determined below) of Property other than cash received since the Closing Date from (X) the sale or other disposition (other than to the Borrower or a Subsidiary or Unrestricted Subsidiary of the Borrower) of Restricted Investments made by the Borrower and its Subsidiaries or Unrestricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Borrower and its Subsidiaries or Unrestricted Subsidiaries by any Person (other than the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments, and/or (Y) the sale (other than to the Borrower or a Subsidiary or Unrestricted Subsidiary) of the Capital Stock of a Subsidiary or Unrestricted Subsidiary.

The Fair Market Value of Property other than cash covered by clauses (2), (3) and (4) above will be determined in good faith by the Borrower and (X) in the case of Property with a Fair Market Value in excess of U.S.$2,500,000, shall be set forth in an Officers' Certificate or (Y) in the case of Property with a Fair Market Value in excess of U.S.$10,000,000, shall be set forth in a resolution approved by at least a majority of the board of directors or other similar governing body of the Borrower.

(b) The provisions of Section 7.03(a) shall not prohibit:

(i) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have been permitted under the provisions of this Agreement;

(ii) (A) the repurchase, retirement or other acquisition of any Equity Interests (**"Retired Capital Stock"**) or Subordinated Indebtedness of the Borrower in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Borrower or contributions to the equity capital of the Borrower (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary or Unrestricted Subsidiary of the Borrower or to an employee stock ownership plan or any trust established by the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries) (collectively, including any such contributions, **"Refunding Capital Stock"**) and (B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary or Unrestricted Subsidiary of the Borrower or to an employee stock ownership plan or any trust established by the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries) of Refunding Capital Stock;

(iii) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries issued or incurred in accordance with Section 7.02(b) hereof;

(iv) the declaration and payment of dividends on the Class A member interests or Class B member interests of the Borrower in accordance with the terms of such member interests and this Agreement;

(v) the payment of dividends on the Common Shares of the Borrower up to an aggregate amount in any fiscal quarter not to exceed the Quarterly Base Dividend Level, provided that the Cash Flow Coverage Ratio of the Parent Guarantor is at least 1:25 to 1.0;

(vi) other Restricted Payments in an aggregate amount not to exceed U.S.$5,000,000 from the Closing Date;

(vii) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options; and

(viii) the declaration and payment of dividends or distributions or other Restricted Payments made by an Unrestricted Subsidiary;

(ix) the making of any Restricted Payment otherwise permitted pursuant to Section 7.03 of the Existing Revolver as of the Closing Date;

provided, that at the time of and after giving effect to, any Restricted Payment permitted by clauses (i), (iii), (v), (vi), (vii) and (viii), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; provided, further, that with respect to clause (viii), unless the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is at least 1.25 to 1.0 on a *pro forma* basis, after giving effect to the making of such Restricted Payment (X) no Unrestricted Subsidiary shall be permitted to declare or pay dividends or distributions except for dividends and distributions made to such Unrestricted Subsidiary's immediate parent entity which entity is a Subsidiary of the Borrower and (Y) no Unrestricted Subsidiary shall be permitted to make any Restricted Investments; provided, further, that unless the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is at least 1.25 to 1.0 on a *pro forma* basis after giving effect to the making of such Restricted Payment, any such Restricted Payment may be made only out of, and to the extent of funds in, the US Levelization Reserve Account (as defined in the Depositary Agreement) or the Canadian Levelization Reserve Account (as defined in the Depositary Agreement), and in accordance with the terms of the Depositary Agreement.

7.04 Dividend and Other Payment Restrictions Affecting Subsidiaries.

The Borrower will not, and will not permit any Subsidiary or Unrestricted Subsidiary in which it directly or indirectly owns more than 50% of the total voting or equity interests, and will not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries or Unrestricted Subsidiaries, to directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Subsidiary to:

(a) (i) pay dividends or make any other distributions to the Borrower or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Borrower or any of its Subsidiaries;

(b) make loans or advances to the Borrower or any of its Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to the Borrower or any of its Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(A) contractual encumbrances or restrictions in effect on the Closing Date, including pursuant to this Agreement;

(B) the Subordinated Note Indenture and the Existing Revolver;

(C) applicable law or any applicable rule, regulation or order;

(D) any agreement or other instrument relating to Indebtedness of a Person acquired by the Borrower or any Subsidiary or Unrestricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the Property or assets of the Person, so acquired;

(E) any restriction with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Subsidiary pending the closing of such sale or disposition;

(F) Secured Indebtedness or Liens otherwise permitted to be Incurred pursuant to Sections 7.01 and 7.02 hereof that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(G) restrictions on cash or other deposits or net worth imposed by customers under Contracts entered into in the ordinary course of business that impose restrictions of the type described in Section 7.04(c) herein;

(H) customary provisions in joint venture agreements, limited partnership agreements and other similar agreements entered into in the ordinary course of business;

(I) customary provisions contained in leases and other similar agreements entered into in the ordinary course of business; or

(J) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (A) through (I) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the board of directors or other similar governing body of the Borrower, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

7.05 Asset Sales.

(a) The Borrower will not, and will not permit any Subsidiary or Unrestricted Subsidiary in which it owns more than 50% of the total voting or equity interests, and will not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary or Unrestricted Subsidiary) any of its other Subsidiaries or Unrestricted Subsidiaries to, cause or make an Asset Sale, unless the Borrower or

its Subsidiaries or Unrestricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Borrower) of the assets sold or otherwise disposed of.

(b) The Borrower shall, at its option, apply the Net Proceeds of any Asset Sales permitted under Section 7.05(a) within 150 days after the Borrower's or any Subsidiary's receipt of the Net Proceeds of any such Asset Sale:

(A) to permanently reduce the Obligations of the Borrower under the this Agreement pursuant to Section 2.06(b)(i); and/or

(B) to make an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case used or useful in a Similar Business; provided that any such investment is made in or for the direct benefit of a Subsidiary; and/or

(C) to make an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale; provided that any such investment is made in or for the direct benefit of a Subsidiary.

provided, that if the Borrower does not apply the Net Proceeds of such Asset Sale in accordance with this Section 7.05(b) within 150 days, the Borrower shall be deemed to have elected to apply the Net Proceeds pursuant to Section 7.05(b)(A).

pending the final application of any Net Proceeds in accordance with Sections 7.05(b), the Borrower or such Subsidiary holding such Net Proceeds may temporarily reduce Indebtedness hereunder or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities.

provided, that notwithstanding the foregoing Sections 7.05(a) and 7.05(b), the Borrower will not, and will not permit any of its Subsidiaries or Unrestricted Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interests and will not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary or Unrestricted Subsidiary) any of its other Subsidiaries or Unrestricted Subsidiaries to, sell, transfer, lease or otherwise dispose of any of the Property of Onondaga Cogeneration Limited Partnership to any Person other than any reasonable sales, transfers, leases or other dispositions of any Property by Onondaga Cogeneration Limited Partnership in the ordinary course of its business and in accordance with its commercially reasonable past business practices and otherwise permitted under this Agreement.

7.06 Transactions with Affiliates.

(a) The Borrower will not, and will not permit any Subsidiaries in which it owns more than 50% of the total voting or equity interests and will not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries, to directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any Property

or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Borrower (each of the foregoing, an "**Affiliate Transaction**") unless:

(i) such Affiliate Transaction is on terms that are not materially less favourable to the Borrower or the relevant Subsidiary than those that could have been obtained in a comparable transaction by the Borrower or such Subsidiary with an unrelated Person;

(ii) with respect to any Affiliate Transaction with an Unrestricted Subsidiary or any other Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of U.S.$5 million but less than or equal to U.S.$10 million, the Borrower delivers to the Administrative Agent a resolution adopted by the majority of the board of directors or other similar governing body of the Borrower, approving such Affiliate Transaction and an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above; and

(iii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of U.S.$10 million, the Borrower delivers to the Administrative Agent a resolution adopted by the majority of the board of directors or other similar governing body of the Borrower, approving such Affiliate Transaction and a letter from an independent financial advisor of recognized standing stating that such transaction is fair to the Borrower or such Subsidiary from a financial point of view or meets the requirement of clause (i) above.

(b) The provisions of this Section 7.06 shall not apply to the following:

(i) Permitted Investments and Restricted Payments permitted by Section 7.04;

(ii) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Borrower, or any Subsidiary or the Manager including, for greater certainty, any fees payable under the Management Agreement (as defined in the Subordinated Note Indenture);

(iii) an Affiliate Transaction between one or more Unrestricted Subsidiaries; provided that for the avoidance of doubt, any Affiliate Transaction involving a Subsidiary and an Unrestricted Subsidiary shall be subject to the provisions of Section 7.06, unless otherwise excluded pursuant to a provision of this clause (b) other than this Section 7.06(b)(iii);

(iv) **Intentionally Blank**;

(v) **Intentionally Blank;**

(vi) any agreement in effect as of the Closing Date or any amendment thereto (so long as any such amendment is not disadvantageous to the Lenders in any material respect) or any transaction contemplated thereby; and

(vii) the existence of, or the performance by the Borrower or any Subsidiary or Unrestricted Subsidiary of the Borrower of its obligations under the terms of, any shareholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Closing Date and any similar agreements (including any operating agreements or limited partnership agreements) which it may enter into thereafter; provided, however, that the existence of, or the performance by the Borrower or any of its Subsidiaries of its obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Closing Date shall only be permitted by this clause (vii) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Lenders in any material respect.

7.07 Merger, Consolidation or Sale of All or Substantially All Assets.

(a) The Borrower will not consolidate or merge with or into or wind up into (whether or not the Borrower is the surviving corporation) or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(i) the Borrower is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Borrower) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States (the Borrower or such Person, as the case may be, being herein called the "**Successor Borrower**")

(ii) the Successor Borrower (if other than the Borrower) expressly assumes all the obligations of the Borrower under this Agreement pursuant to a such documents or instruments in form reasonably satisfactory to the Administrative Agent;

(iii) all of the Guarantees of the Obligations and the other Secured Obligations, and related security, remain in full force and effect or replacement guarantees and security reasonably satisfactory to the Administrative Agent are provided;

(iv) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Borrower or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Borrower or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing;

(v) Intentionally Blank;

(vi) each party to the Guarantees, unless they are the other party to the transactions described above, will have by supplemental Security Documents and guarantees confirmed that such securities and guarantees will apply to such Person's obligations under the Guarantees (or, such parties will have entered into guarantees in form and substance substantially the same as the Guarantees); and

(vii) the Borrower will have delivered to the Administrative Agent an Officers' Certificate and, following a request from the Administrative Agent, an opinion of counsel stating that such consolidation, merger or transfer and such supplemental guarantees (if any) and supplemental Security Documents comply with this Agreement and applicable requirements of Law.

The Successor Borrower shall succeed to, and be substituted for, the Borrower under this Agreement and such Security Documents. Notwithstanding the foregoing Section 7.07(a)(iii) any Subsidiary or Unrestricted Subsidiary of the Borrower may consolidate with, merge into or transfer all or part of its properties and assets to the Borrower or to another Subsidiary of the Borrower; provided, however that if an Unrestricted Subsidiary merges, transfers or otherwise consolidates all or part of its properties with or to the Borrower or any Subsidiary of the Borrower, such Unrestricted Subsidiary shall cease to be designated as an Unrestricted Subsidiary.

(b) The Borrower shall not permit any Subsidiary to consolidate or merge with or into or wind up into (whether or not such Subsidiary is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person (including without limitation an Unrestricted Subsidiary) unless:

(i) such Subsidiary is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any state of the United States (such Subsidiary, being herein called the "**Successor Guarantor**");

(ii) the Successor Guarantor (if other than such Subsidiary) expressly assumes all the obligations of such Subsidiary under this Agreement and such Guarantor's Guarantee and related security pursuant to a supplemental Security Documents and other documents or instruments in form reasonably satisfactory to the Administrative Agent;

(iii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary of the Successor Guarantor at the time of such transaction) no Default or Event of Default shall have occurred and be continuing; and

(iv) the Subsidiary shall have delivered or caused to be delivered to the Administrative Agent an Officers' Certificate and an following a request from the Administrative Agent, an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental Security Documents comply with this Agreement and applicable requirements of Law.

The Successor Guarantor shall succeed to, and be substituted for, such Guarantor under such Guarantor's Guarantee and Security Documents (if any).

7.08 ERISA. Except where no Material Adverse Effect could reasonably be expected to occur, the Borrower will not, and will not cause or permit any other Loan Party to, permit any of the events or circumstances described in Section 5.12 to exist or occur.

7.09 Change in Nature of Business or Project Documents. Engage in any material line of business substantially different from any Similar Business or those lines of business conducted by any of the Borrower or its Subsidiaries on the date hereof or, if substantially different therefrom, not permitted by the Borrower's Organizational Documents. Consent or agree to any material amendment or modification to any Project Document if such material amendment or modification could reasonably be expected to have a Material Adverse Effect.

7.10 Use of Proceeds. Use the proceeds of any Credit Extension, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the Board) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.

ARTICLE VIII.
EVENTS OF DEFAULT AND REMEDIES

8.01 Events of Default. Any of the following shall constitute an Event of Default:

(a) Non-Payment. The Borrower fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan, or (ii) within five Business Days after the same becomes due, any interest on any Loan, or any facility, utilization or other fee due hereunder, or any other amount payable hereunder or under any other Loan Document; or

(b) Specific Covenants. The Borrower shall fail to comply with perform or observe any term, covenant or agreement contained in any of Section 6.03(a) or 6.12 or Article VII; or

(c) Other Defaults. Any Loan Party fails or refuses to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above) contained in any Loan Document on its part to be performed or observed, and such failure or refusal continues for 30 days after the earlier of (i) such Loan Party's obtaining knowledge of such failure or refusal and (ii) such Loan Party's being notified of such failure or refusal by the Administrative Agent or any Lender; or

(d) Representations and Warranties. Any representation or warranty made or deemed made by the Borrower or any other Loan Party herein, in any other Loan Document, or in any document delivered by it in connection herewith or therewith proves to have been incorrect in any material respect when made or deemed made; or

(e) Cross-Default. (i) The Borrower, any Guarantor, or any Subsidiary (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise), inclusive of any grace, extension, forbearance or similar period, in respect of any Indebtedness having an aggregate principal amount (including undrawn or available amounts and including amounts owing to all creditors under any combined or

syndicated credit arrangement) of more than U.S.$5,000,000, or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, for a period beyond the applicable grace, cure, extension, forbearance or other similar period the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or the beneficiary or beneficiaries of any applicable Guarantee Obligation (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased or redeemed (automatically or otherwise) prior to its stated maturity, or such Guarantee Obligation to become payable or cash collateral of more than U.S.$5,000,000 in respect thereof to be demanded; or (ii) there occurs under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which the Borrower, any Guarantor, or any Subsidiary or Unrestricted Subsidiary is the Defaulting Party (as defined in such Swap Contract) or (B) any Termination Event (as so defined) under such Swap Contract as to which the Borrower, any Guarantor, or any Subsidiary or Unrestricted Subsidiary is an Affected Party (as so defined) and, in either event, the Swap Termination Value owed by the Borrower, such Guarantor, or such Subsidiary or Unrestricted Subsidiary as a result thereof is greater than U.S.$ 5,000,000; or (iii) any Unrestricted Subsidiary (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise), inclusive of any grace, extension, forbearance or similar period, in respect of any Indebtedness having an aggregate principal amount (including undrawn or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than U.S.$5,000,000 and such failure results in recourse to the Borrower or any Subsidiary or any of their respective assets; or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, for a period beyond the applicable grace, cure, extension, forbearance or other similar period the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased or redeemed (automatically or otherwise) prior to its stated maturity and such failure results in recourse to the Borrower or any Subsidiary or any of their respective assets; or

(f) Insolvency Proceedings, Etc. Any Loan Party institutes or consents to the institution of any proceeding under any Debtor Relief Law with respect to itself, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its Property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for 60 calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any part of its Property is instituted without the consent of such Person and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such proceeding; or

(g) Inability to Pay Debts. Any Loan Party becomes unable or admits in writing its inability or fails generally to pay its debts as they become due as provided in Title 11 of the United States Bankruptcy Code; or

(h) Judgments. There is entered against any Loan Party (i) a final judgment or order for the payment of money in an aggregate amount exceeding U.S.$ 5,000,000 (to the extent not covered by independent third-party insurance as to which the insurer does not dispute coverage and third-party indemnity or similar agreements), and either such Loan Party fails (A) to have discharged, within 60 days after its commencement, any related attachment, sequestration or similar proceeding against its material assets or (B) to pay any money judgment against it within 10 days before the date on which any of its assets may be lawfully sold to satisfy that judgment; or

(i) ERISA. (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of a Loan Party under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of the Threshold Amount, or (ii) the Borrower or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the Threshold Amount; or

(j) Invalidity of Loan Documents. Any Loan Document, at any time after its execution and delivery and for any reason other than the agreement of all the Lenders or satisfaction in full of all the Obligations, ceases to be in full force and effect, or is declared by a court of competent jurisdiction to be null and void, invalid or unenforceable in any respect; or any Loan Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document; or

(k) Change of Control. There occurs any Change of Control; or

(l) Default Under Project Document. The Borrower, any Guarantor or any of their Subsidiaries shall default under or breach any Project Document if such default or breach could have a Material Adverse Effect.

8.02 Remedies Upon Event of Default. If any Event of Default occurs and is then continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders,

(a) **Intentionally Blank**;

(b) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(c) **Intentionally Blank**; and

(d) exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents or applicable law;

provided, however, that upon the occurrence of any event specified in subsection (f) or (g) of Section 8.01 with respect to the Borrower, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable without further act of the Administrative Agent or any Lender.

ARTICLE IX.
ADMINISTRATIVE AGENT

9.01 Appointment and Authorization of Administrative Agent.

9.02 Appointment and Authorization of Administrative Agent. Each Lender hereby irrevocably (subject to Section 9.09) appoints, designates and authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere herein or in any other Loan Document, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, nor shall the Administrative Agent have or be deemed to have any fiduciary relationship with any Lender or participant, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent. Without limiting the generality of the foregoing sentence, the use of the term "agent" herein and in the other Loan Documents with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

9.03 Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement or any other Loan Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel and other consultants or experts concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects in the absence of gross negligence or willful misconduct.

9.04 Liability of Administrative Agent. No Agent-Related Person shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct in connection with its duties expressly set forth herein), or (b) be responsible in any manner to any Lender or participant for any recital, statement, representation or warranty made by any Loan Party or any officer thereof, contained herein or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness,

enforceability or sufficiency of this Agreement or any other Loan Document, or for any failure of any Loan Party or any other party to any Loan Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Lender or participant to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party or any Affiliate thereof.

9.05 Reliance by Administrative Agent.

(a) The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, communication, signature, resolution, representation, notice, consent, certificate, affidavit, letter, telegram, facsimile or telex, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to any Loan Party), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under any Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders or all the Lenders, if required hereunder, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and participants. Where this Agreement expressly permits or prohibits an action unless the Required Lenders otherwise determine, the Administrative Agent shall, and in all other instances, the Administrative Agent may, but shall not be required to, initiate any solicitation for the consent or a vote of the Lenders.

(b) For purposes of determining compliance with the conditions specified in Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter either sent by the Administrative Agent to such Lender for consent, approval, acceptance or satisfaction, or required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender.

9.06 Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to defaults in the payment of principal, interest and fees required to be paid to the Administrative Agent for the account of the Lenders, unless the Administrative Agent shall have received written notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default." The Administrative Agent will notify the Lenders of its receipt of any such notice. The Administrative Agent shall take such action with respect to such Default or Event of Default as may be directed by the Required Lenders in accordance with Article VIII; provided, however, that unless and until the Administrative Agent has received any such direction, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking

such action, with respect to such Default or Event of Default as it shall deem advisable or in the best interest of the Lenders.

9.07 Credit Decision; Disclosure of Information by Administrative Agent. Each Lender acknowledges that no Agent-Related Person has made any representation or warranty to it, and that no act by the Administrative Agent hereinafter taken, including any consent to and acceptance of any assignment or review of the affairs of any Loan Party or any Affiliate thereof, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender as to any matter, including whether Agent-Related Persons have disclosed material information in their possession. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, Property, financial and other condition and creditworthiness of the Loan Parties and their respective Subsidiaries and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrower and the other Loan Parties hereunder. Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, Property, financial and other condition and creditworthiness of the Borrower and the other Loan Parties. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent herein, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, Property, financial and other condition or creditworthiness of any of the Loan Parties or any of their respective Affiliates which may come into the possession of any Agent-Related Person.

9.08 Indemnification of Administrative Agent. Whether or not the transactions contemplated hereby are consummated, the Lenders shall indemnify upon demand each Agent-Related Person (to the extent not reimbursed by or on behalf of any Loan Party and without limiting the obligation of any Loan Party to do so), pro rata, and hold harmless each Agent-Related Person from and against any and all Indemnified Liabilities incurred by it; provided, however, that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities resulting from any such Person's gross negligence or willful misconduct; provided, however that no action taken in accordance with the directions of the Required Lenders shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section. Without limitation of the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its ratable share of any costs or out-of-pocket expenses (including Attorney Costs) incurred by the Administrative Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that the Administrative Agent is not reimbursed for such expenses by or on behalf of the Borrower. The undertaking in this Section

shall survive termination of the Commitments, the payment of all Obligations hereunder and the resignation or replacement of the Administrative Agent.

9.09 Administrative Agent in its Individual Capacity. Bank of Montreal and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with each of the Loan Parties and their respective Affiliates as though Bank of Montreal were not the Administrative Agent hereunder and without notice to or consent of the Lenders. The Lenders acknowledge that, pursuant to such activities, Bank of Montreal or its Affiliates may receive information regarding any Loan Party or its Affiliates (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that the Administrative Agent shall be under no obligation to provide such information to them. With respect to its Loans, Bank of Montreal shall have the same rights and powers under this Agreement as any other Lender and may exercise such rights and powers as though it were not the Administrative Agent.

9.10 Successor Administrative Agent. The Administrative Agent may resign as Administrative Agent upon 30 days' notice to the Lenders. If the Administrative Agent resigns under this Agreement, the Required Lenders shall appoint from among the Lenders a successor administrative agent for the Lenders which successor administrative agent shall be consented to by the Borrower at all times other than during the existence of an Event of Default (which consent of the Borrower shall not be unreasonably withheld or delayed). If no successor administrative agent is appointed prior to the effective date of the resignation of the Administrative Agent, the Administrative Agent may appoint, after consulting with the Lenders and the Borrower, a successor administrative agent from among the Lenders. Upon the acceptance of its appointment as successor administrative agent hereunder, such successor administrative agent shall succeed to all the rights, powers and duties of the retiring Administrative Agent and the term "Administrative Agent" shall mean such successor administrative agent and the retiring Administrative Agent's appointment, powers and duties as Administrative Agent shall be terminated. After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provisions of this Article IX and Sections 10.03 and 10.13 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement. If no successor administrative agent has accepted appointment as Administrative Agent by the date which is 30 days following a retiring Administrative Agent's notice of resignation, the retiring Administrative Agent's resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above.

9.11 Other Agents; Arrangers, Etc. None of the Lenders identified on the facing page or signature pages of this Agreement as a "syndication agent," "documentation agent," "collateral agent," "arranger," "lead arranger" or "book manager" shall have any right, power, obligation, liability, responsibility or duty under this Agreement other than those applicable to all Lenders as such. Without limiting the foregoing, none of the Lenders so identified shall have or be deemed to have any fiduciary relationship with any Lender. Each Lender acknowledges that

it has not relied, and will not rely, on any of the Lenders so identified in deciding to enter into this Agreement or in taking or not taking action hereunder.

ARTICLE X.
MISCELLANEOUS

10.01 Amendments, Etc. No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrower or the applicable Loan Party, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall, unless in writing and signed by each of the Lenders directly affected thereby and by the Borrower, and acknowledged by the Administrative Agent, do any of the following:

(a) **Intentionally Blank**;

(b) postpone any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under any other Loan Document;

(c) reduce the principal of, or the rate of interest specified herein on any Loan, or (subject to clause (iii) of the proviso below) any fees or other amounts payable hereunder or under any other Loan Document;

(d) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Loans which is required for the Lenders or any of them to take any action hereunder;

(e) change the Pro Rata Share or Voting Percentage of any Lender;

(f) amend this Section, or Section 2.14, or any provision herein providing for consent or other action by all the Lenders;

(g) release any Guarantor from its Guarantee except as expressly permitted pursuant to the terms of any Loan Document; or

(h) except as expressly provided herein or in the applicable Security Document, release all or any part of the Collateral from the Liens of the Security Documents;

and, provided further, that (i) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Required Lenders or all the Lenders, as the case may be, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document; and (ii) the Agent/Arranger Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto. Notwithstanding anything to the contrary herein, any Lender that has failed to fund any portion of the Loans

required to be funded by it hereunder shall not have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Pro Rata Share of such Lender may not be increased without the consent of such Lender.

10.02 Notices and Other Communications; Facsimile Copies.

(a) General. Unless otherwise expressly provided herein, all notices and other communications provided for hereunder shall be in writing (including by facsimile transmission) and mailed, faxed or delivered, to the address, facsimile number or (subject to subsection (c) below) electronic mail address specified for notices on Schedule 10.02; or, in the case of the Borrower or the Administrative Agent, to such other address as shall be designated by such party in a notice to the other parties, and in the case of any other party, to such other address as shall be designated by such party in a notice to the Borrower and the Administrative Agent. All such notices and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt by the intended recipient and (ii) (A) if delivered by hand or by courier, when signed for by the intended recipient; (B) if delivered by mail, four Business Days after deposit in the mails, postage prepaid; (C) if delivered by facsimile, when sent and receipt has been confirmed by telephone; and (D) if delivered by electronic mail (which form of delivery is subject to the provisions of subsection (c) below), when delivered; provided, however, that notices and other communications to the Administrative Agent pursuant to Article II shall not be effective until actually received by such Person. Any notice or other communication permitted to be given, made or confirmed by telephone hereunder shall be given, made or confirmed by means of a telephone call to the intended recipient at the number specified on Schedule 10.02, it being understood and agreed that a voicemail message shall in no event be effective as a notice, communication or confirmation hereunder.

(b) Effectiveness of Facsimile Documents and Signatures. Loan Documents may be transmitted and/or signed by facsimile. The effectiveness of any such documents and signatures shall, subject to applicable Law, have the same force and effect as manually-signed originals and shall be binding on all Loan Parties, the Administrative Agent and the Lenders. The Administrative Agent may also require that any such documents and signatures be confirmed by a manually-signed original thereof; provided, however, that the failure to request or deliver the same shall not limit the effectiveness of any facsimile document or signature.

(c) Limited Use of Electronic Mail. Electronic mail and internet and intranet websites may be used only to distribute routine communications, such as financial statements and other information, and to distribute Loan Documents for execution by the parties thereto, and may not be used for any other purpose.

(d) Reliance by Administrative Agent and Lenders. The Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Loan Notices if immediately followed by a corresponding Loan Notice in writing) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify each Agent-Related Person and each Lender from all losses, costs,

expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower.

10.03 No Waiver; Cumulative Remedies. No failure by any Lender or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein or therein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10.04 Attorney Costs, Expenses and Taxes. The Borrower agrees (a) to pay or reimburse the Administrative Agent for all costs and expenses incurred in connection with the development, preparation, syndication, negotiation and execution of this Agreement and the other Loan Documents and any amendment, waiver, consent or other modification of the provisions hereof and thereof (whether or not the transactions contemplated hereby or thereby are consummated), and the consummation and administration of the transactions contemplated hereby and thereby, including all Attorney Costs, and (b) to pay or reimburse the Administrative Agent and each Lender for all costs and expenses incurred in connection with the enforcement, attempted enforcement, or preservation of any rights or remedies or collection of any amounts due and owing by any Loan Party and not yet paid under this Agreement or the other Loan Documents (including all such costs and expenses incurred during any "workout" or restructuring in respect of the Obligations and during any legal proceeding, including any proceeding under any Debtor Relief Law), including all Attorney Costs. The foregoing costs and expenses shall include all search, filing, recording, title insurance and appraisal charges and fees and taxes related thereto, and other out-of-pocket expenses incurred by the Administrative Agent and the cost of independent public accountants and other outside experts retained by the Administrative Agent or any Lender. The agreements in this Section shall survive the termination of the Commitments and repayment of all the other Obligations.

10.05 Indemnification by the Borrower. Whether or not the transactions contemplated hereby are consummated, the Borrower agrees to indemnify, save and hold harmless each Agent-Related Person, each Lender and their respective Affiliates, directors, officers, employees, counsel, agents and attorneys-in-fact (collectively the "Indemnitees") from and against: (a) any and all claims, demands, actions or causes of action that are asserted against any Indemnitee by any Person (other than the Administrative Agent or any Lender) relating directly or indirectly to a claim, demand, action or cause of action that such Person asserts or may assert against any Loan Party, any Affiliate of any Loan Party or any of their respective officers or directors; (b) any and all claims, demands, actions or causes of action that may at any time (including at any time following repayment of the Obligations and the resignation or removal of the Administrative Agent or the replacement of any Lender) be asserted or imposed against any Indemnitee, arising out of or relating to, the Loan Documents, any predecessor loan documents, the Commitments, the use or contemplated use of the proceeds of any Credit Extension, or the relationship of any Loan Party, the Administrative Agent and the Lenders under this Agreement or any other Loan Document; (c) any administrative or investigative proceeding by any Governmental Authority arising out of or related to a claim, demand, action

or cause of action described in subsection (a) or (b) above; and (d) any and all liabilities (including liabilities under indemnities), losses, costs or expenses (including Attorney Costs) that any Indemnitee suffers or incurs as a result of the assertion of any foregoing claim, demand, action, cause of action or proceeding, or as a result of the preparation of any defense in connection with any foregoing claim, demand, action, cause of action or proceeding, in all cases, **whether or not arising out of the negligence of an Indemnitee**, and whether or not an Indemnitee is a party to such claim, demand, action, cause of action or proceeding (all the foregoing, collectively, the "Indemnified Liabilities"); provided that no Indemnitee shall be entitled to indemnification for any claim caused by its own gross negligence, violation of law, breach under any Loan Document or willful misconduct or for any loss asserted against it by another Indemnitee. The agreements in this Section shall survive the termination of the Commitments and repayment of all the other Obligations.

10.06 Payments Set Aside. To the extent that the Borrower makes a payment to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by the Administrative Agent plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect.

10.07 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Except in any case in which any assignment described in this Section 10.07(b) would result in a nonexempt prohibited transaction under Section 4975 of the Code or Section 406 of ERISA with respect to any Plan of the Borrower, any Lender may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Loans at the time owing to it); provided that (i) with respect to each assignment made to any Person described at clause (c) in the defined term "Eligible Assignee", the Assignee Conditions shall be satisfied, (ii) except in the case of an assignment of the entire

remaining amount of the assigning Lender's Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, in each case which constitutes an Eligible Assignee, the aggregate amount of the Loans subject to each such assignment, determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent, shall not be less than U.S.$5,000,000 unless the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower, otherwise consent (each such consent not to be unreasonably withheld or delayed), (iii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loans assigned, and (iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of U.S.$3,500. Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section and compliance with the Assignee Conditions, from and after the effective date specified in each Assignment and Acceptance, the Eligible Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.07, 10.04 and 10.05). Upon request, the Borrower (at its expense) shall execute and deliver new or replacement Notes to the assigning Lender and the assignee Lender. Any assignment or transfer (other than any assignment as security to a Federal Reserve Bank) by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section.

(c) The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at the Administrative Agent's Office a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders and principal amount of the Loans owing to each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d) Any Lender may, without the consent of, or prior notice to, the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans; provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such

Lender in connection with such Lender's rights and obligations under this Agreement and (iv) such transaction does not result in a nonexempt prohibited transaction under Section 4975 of the Code or Section 406 of ERISA with respect to any plan of the Borrower. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification that would (i) postpone any date upon which any payment of money is scheduled to be paid to such Participant, (ii) reduce the principal, interest, fees or other amounts payable to such Participant, or (iii) release any Guarantor from the Guarantee except as permitted pursuant to the terms of any Loan Document. Subject to subsection (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.09 as though it were a Lender, provided such Participant agrees to be subject to Section 2.14 as though it were a Lender.

(e) A Participant shall not be entitled to receive any greater payment under Section 3.01, 3.04 or 3.05 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.01 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 10.15 as though it were a Lender.

(f) Any Lender may at any time assign, pledge or grant a security interest in all or any portion of its rights under this Agreement (including under its Notes, if any) to secure obligations of such Lender to a Federal Reserve Bank; provided that no such pledge or assignment shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto; and provided, further, all costs, fees and expenses related to, or in connection with, any such pledge or grant shall be for the sole account of such Lender.

10.08 Confidentiality. Each of the Administrative Agent and the Lenders (on behalf of itself and each of its Affiliates, and each of its and their directors, officers, agents, attorneys, employees and representatives) agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to (and will agree to) keep such Information confidential on the terms provided in this Section); (b) to the extent requested by any regulatory authority; (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process (and each such case, such Person shall endeavor to notify the Borrower of such occurrence as soon as reasonably possible following the service of any such process on such Person); (d) to any other party to this Agreement; (e) in connection with the

exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder; (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any Eligible Assignee of or Participant in, or any prospective Eligible Assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any direct or indirect contractual counterparty or prospective counterparty (or such contractual counterparty's or prospective counterparty's professional advisor) to any credit derivative transaction relating to obligations of the Borrower, in each case, provided that each such Person first agrees to hold, and cause to be held, such Information in confidence on the terms provided in this Section; (g) with the consent of the Borrower; (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent or any Lender on a nonconfidential basis from a source other than the Borrower; or (i) to the National Association of Insurance Commissioners or any other similar organization or any nationally recognized rating agency that requires access to information about a Lender's or its Affiliates' investment portfolio in connection with ratings issued with respect to such Lender or its Affiliates. For the purposes of this Section, "Information" means all information received from the Borrower relating to the Borrower or its business, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by the Borrower; provided that, in the case of information received from the Borrower after the date hereof, such information is clearly identified in writing at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

10.09 Set-off. In addition to any rights and remedies of the Lenders provided by law, upon the occurrence and during the continuance of any Event of Default, each Lender is authorized at any time and from time to time, without prior notice to the Borrower or any other Loan Party, any such notice being waived by the Borrower (on its own behalf and on behalf of each Loan Party) to the fullest extent permitted by law, to set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held by, and other indebtedness at any time owing by, such Lender to or for the credit or the account of the respective Loan Parties against any and all Obligations then due and owing to such Lender. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such set-off and application made by such Lender; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.

10.10 Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum amount, or be computed at a rate that exceeds the maximum rate, of non-usurious interest permitted by applicable Law (the "Maximum Rate"). If the Administrative Agent or any Lender shall contract for, charge, receive, reserve or take interest in an amount or at a rate that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the applicable Loan Party or Loan Parties, and in no event shall any Loan Party or any other Person ever be liable for unearned interest or ever be required to pay interest in excess of the Maximum Rate. In determining

whether the interest contracted for, charged, received, reserved or taken by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations. If the Laws of the State of Texas are applicable for purposes of determining the "Maximum Rate", then that term means the "indicated rate ceiling" from time to time in effect under Chapter 303 of the Texas Finance Code. The Borrower agrees that Chapter 346 of the Texas Finance Code does not apply to any Borrowing.

10.11 Counterparts. This Agreement may be executed in one or more counterparts and by the different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.12 Integration. This Agreement, together with the other Loan Documents, comprises the complete and integrated agreement of the parties on the subject matter hereof and thereof and supersedes all prior agreements, written or oral, on such subject matter. In the event of any conflict between the provisions of this Agreement and those of any other Loan Document, the provisions of this Agreement shall control; provided that the inclusion of supplemental rights or remedies in favor of the Administrative Agent or the Lenders in any other Loan Document shall not be deemed a conflict with this Agreement. Each Loan Document was drafted with the joint participation of the respective parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof.

10.13 Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or Event of Default at the time of any Credit Extension.

10.14 Severability. Any provision of this Agreement and the other Loan Documents to which the Borrower is a party that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.15 Foreign Lenders. Each Lender that is a "foreign corporation, partnership or trust" within the meaning of the Code (a "Foreign Lender") shall deliver to the Administrative Agent, prior to becoming a Lender herein, two duly signed completed copies of either IRS Form W-8BEN or any successor thereto (relating to such Person and entitling it to an exemption from, or reduction of, withholding tax on all payments to be made to such Person by the Borrower pursuant to this Agreement) or IRS Form W-8ECI or any successor thereto (relating to all payments to be made to such Person by the Borrower pursuant to this Agreement) or such other

evidence satisfactory to the Borrower and the Administrative Agent that such Person is entitled to an exemption from, or reduction of, U.S. withholding tax. Thereafter and from time to time, each such Person shall (a) promptly submit to the Administrative Agent such additional duly completed and signed copies of one of such forms (or such successor forms as shall be adopted from time to time by the relevant United States taxing authorities) as may then be available under then current United States laws and regulations to avoid, or such evidence as is satisfactory to the Borrower and the Administrative Agent of any available exemption from or reduction of, United States withholding taxes in respect of all payments to be made to such Person by the Borrower pursuant to this Agreement, (b) promptly notify the Agent of any change in circumstances which would modify or render invalid any claimed exemption or reduction, and (c) take such steps as shall not be materially disadvantageous to it, in the reasonable judgment of such Lender, and as may be reasonably necessary (including the re-designation of its Lending Office) to avoid any requirement of applicable Laws that the Borrower make any deduction or withholding for taxes from amounts payable to such Person. If such Person fails to deliver the above forms or other documentation, then the Administrative Agent may withhold from any interest payment to such Person an amount equivalent to the applicable withholding tax imposed by Sections 1441 and 1442 of the Code, without reduction. If any Governmental Authority asserts that the Administrative Agent did not properly withhold any tax or other amount from payments made in respect of such Person, such Person shall indemnify the Administrative Agent therefor, including all penalties and interest, any taxes imposed by any jurisdiction on the amounts payable to the Agent under this Section, and costs and expenses (including Attorney Costs) of the Administrative Agent. The obligation of the Lenders under this Section shall survive the payment of all Obligations and the resignation or replacement of the Administrative Agent.

10.16 Removal and Replacement of Lenders.

(a) Under any circumstances set forth herein providing that the Borrower shall have the right to remove or replace a Lender as a party to this Agreement, the Borrower may, upon notice to such Lender and the Administrative Agent, (i) remove such Lender by written request or (ii) replace such Lender by causing such Lender to assign its Loans (without payment of any assignment fee) pursuant to Section 10.07(b) to one or more other Lenders or Eligible Assignees procured by the Borrower; provided, however, that if the Borrower elects to exercise such right with respect to any Lender pursuant to Section 3.06(b), they shall be obligated to remove or replace, as the case may be, all Lenders that have made similar requests for compensation pursuant to Section 3.01 or 3.04. The Borrower shall (x) pay in full all principal, interest, fees and other amounts owing to such Lender through the date of termination or assignment (including any amounts payable pursuant to Section 3.05), and (y) release such Lender from its obligations under the Loan Documents. Any Lender being replaced shall execute and deliver an Assignment and Acceptance with respect to such Lender's outstanding Credit Extensions. The Administrative Agent shall distribute an amended Schedule 2.01, which shall be deemed incorporated into this Agreement, to reflect changes in the identities of the Lenders and adjustments of their respective Pro Rata Shares resulting from any such removal or replacement.

(b) In order to make all the Lenders' interests in any outstanding Credit Extensions ratable in accordance with any revised Pro Rata Shares after giving effect to the removal or replacement of a Lender, the Borrower shall pay or prepay, if necessary, on the effective date

thereof, that portion of the outstanding Loans of each Lender necessary to readjust the outstanding Loans to reflect the revised Pro Rata Shares, together with any amounts due under Section 3.05. The Borrower may net any payments required hereunder against any funds being provided by any Lender or Eligible Assignee replacing a terminating Lender. The effect for purposes of this Agreement shall be the same as if separate transfers of funds had been made with respect thereto.

(c) This section shall supersede any provision in Section 10.01 to the contrary.

10.17 Governing Law.

(a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE; PROVIDED THAT THE ADMINISTRATIVE AGENT AND EACH LENDER SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

(b) ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK SITTING IN MANHATTAN OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF SUCH STATE, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE BORROWER, THE ADMINISTRATIVE AGENT AND EACH LENDER CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF THOSE COURTS. THE BORROWER, THE ADMINISTRATIVE AGENT AND EACH LENDER IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM *NON CONVENIENS*, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF ANY LOAN DOCUMENT OR OTHER DOCUMENT RELATED THERETO. THE BORROWER, THE ADMINISTRATIVE AGENT AND EACH LENDER WAIVES PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS, WHICH MAY BE MADE BY ANY OTHER MEANS PERMITTED BY THE LAW OF SUCH STATE.

10.18 Waiver of Right to Trial by Jury. EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER ANY LOAN DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO ANY LOAN DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

10.19 ENTIRE AGREEMENT. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ATLANTIC POWER HOLDINGS, LLC

By: Atlantic Power Management, LLC, its Manager

By: *"Barry E. Welch"*
Name: Barry E. Welch
Title: President and Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above wr tten.

BANK OF MONTREAL as Administrative Agent

By: *"Joseph A. Bliss"*
Name: Joseph A. Bliss
Title: Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BMO CAPITAL MARKETS FINANCING, INC.,
as a Lender

By: *"Cahal B. Carmody"*
Name: Cahal B. Carmody
Title: Vice President

SCHEDULE 2.01

COMMITMENTS
AND PERCENTAGE SHARES

Lender	Commitment	Percentage Share
BMO Capital Markets Financing, Inc.	$100,000,000	100.000000000%
Total	$100,000,000	100.000000000%

SCHEDULE 5.06

Litigation

None.

SCHEDULE 5.09

Exceptions to Compliance with Environmental Laws

None

SCHEDULE 5.13

Subsidiaries; Guarantors; Equity Investments

(a) Subsidiaries and Unrestricted Subsidiaries of Borrower

Subsidiaries

Teton Power Funding, LLC
Epsilon Power Funding, LLC
Umatilla Power Funding, LLC
MP Power LLC
Teton East Coast Generation LLC
Teton Fuels Mid-Georgia LLC
Teton Selkirk LLC
Badger Power Associates, L.P.
Badger Power Generation I LLC
Badger Power Generation II LLC
Baker Lake Hydro LLC
Concrete Hydro Partners Limited Partnership
Dade Investment, L.P.
Geddes II Company LLC
Geddes Cogeneration Company LLC
Onondaga Cogeneration Limited Partnership
Lake Cogen, Ltd.
Lake Investment, L.P.
MEP Rumford, LLC
NCP Dade Power LLC
NCP Gem LLC
NCP Houston Power LLC
NCP Lake Power LLC
NCP Pasco LLC
NCP Perry LLC
Olympia Hydro LLC
Orlando Power Generation I LLC
Orlando Power Generation II LLC
Rockfort Power (Belize), Inc.
Rockfort Power – Cayman Island, L.L.C.
Stockton CoGen (II, LLC
Teton New Lake, LLC
Teton Operating Services, LLC
Onondaga Power Swap Holdings, LLC
MP Cogen LLC

Unrestricted Subsidiaries

Harbor Capital Holdings, LLC
Harbor Transmission, LLC

TransValley LLC
KB Transmission LLC
EIF Path 15 Funding, LLC
Trans-Elect NTD Holdings Path 15, LLC
Trans-Elect NTD Path 15, LLC
Epsilon Power Partners, LLC

(b) Subsidiaries Delivering Guaranties

Teton Power Funding, LLC
Epsilon Power Funding, LLC
MP Power LLC
Teton East Cost Generation LLC
Teton Fuels Mid-Georgia LLC
Teton Selkirk LLC
Badger Power Generation I LLC
Badger Power Generation II LLC
Baker Lake Hydro LLC
Dade Investment, L.P.
Geddes II Company LLC
Geddes Cogeneration Company LLC
MEP Rumford, LLC
NCP Dade Power LLC
NCP Houston Power LLC
NCP Pasco LLC
NCP Perry LLC
Olympia Hydro LLC
Onondaga Cogeneration Limited Partnership
Orlando Power Generation I LLC
Orlando Power Generation II LLC
Stockton CoGen (II) LLC
Teton Operating Services, LLC
Teton New Lake, LLC

(c) Borrower's Equity Interests in Other Entities

Koma Kulshan Associates
Badger Creek Limited, L.P.
Stockton CoGen Company
Orlando CoGen Limited, L.P.
Jamaica Private Power Company Limited
Rumford Cogeneration Company, L.P.
Mid-Georgia Cogen, L.P.
Pasco Cogen, Ltd.
Selkirk Cogen Partners, L.P.
Delta Person, LLC
Delta Person GP, LLC

SCHEDULE 5.13

BHB Power, LLC
Javelin Holding, LLC
Javelin Gregory Remington Corporation
Gregory Holding #2, LLC
Gregory Power, LLC
Javelin Gregory General Corporation
Gregory Holdings #1, LLC
Javelin Rumford Limited, LLC
Javelin Energy, LLC
Chambers Cogeneration Limited Partnership

SCHEDULE 7.02(b)(ii)

Indebtedness, Disqualified Stock, Preferred Stock

Indebtedness

1. Indebtedness of the Borrower pursuant to the Existing Revolver.

2. Indebtedness of the Borrower pursuant to the Subordinated Note Indenture and the Subordinated Notes and its guaranty thereof pursuant to that certain Guaranty Agreement dated as of November 18, 2004 in favor of the Trustee in its capacity as Trustee under the Subordinated Note Indenture.

3. Indebtedness of Acquired Subsidiary pursuant to the Existing Acquisition Indebtedness.

4. Indebtedness of the Acquisition Operating Subsidiary pursuant to the Existing Acquisition Indebtedness.

5. Indebtedness of Acquisition Holdco to the Borrower pursuant to the Intercompany Loan Documents.

Disqualified Stock

None.

Preferred Stock

Borrower's Class A Preferred Membership Interest
Borrower's Class B Preferred Membership Interest

SCHEDULE 10.02

EURODOLLAR AND DOMESTIC LENDING OFFICES, ADDRESSES FOR NOTICES

ATLANTIC POWER HOLDINGS, LLC
c/o Atlantic Power Management, LLC
200 Clarendon Street
Boston, MA 02117

Attention: Barry E. Welch
Facsimile: (617) 531-6369
Telephone: (617) 531-6371

BANK OF MONTREAL

Administrative Agent's Office for Notices:
Bank of Montreal
700 Louisiana, Suite 4400
Houston, TX 77002
Attention: Cahal Carmody
Telephone: (713) 546-9750
Facsimile: (713) 223-4007
Electronic Mail: cahal.carmody@harrisnesbitt.com

Lender's Lending Office For Requests of Credit Extensions and Payments:
Bank of Montreal
First Canadian Place, 19th Floor
Toronto, Ontario Canada M5X 1A1
Attention: Sameer Dewji
Telephone: 416-867-6983
Facsimile: 416-867-4050
Electronic Mail: Sameer.dewji@bmo.com
Harris Trust & Savings Bank
Chicago Branch
ABA#: 071 000288
For Further Credit to Bank of Montreal
Chicago Branch
A/C# 1833201
Reference: Atlantic Power Holdings

EXHIBIT A

FORM OF LOAN NOTICE

Date: ___________, _____

To: Bank of Montreal, as Administrative Agent

Ladies and Gentlemen:

Reference is made to that certain Term Loan Credit Agreement, dated as of September 15, 2006 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Agreement;" the terms defined therein being used herein as therein defined), among Atlantic Power Holdings, LLC (the "Borrower"), the Lenders from time to time party thereto, and Bank of Montreal, as Administrative Agent.

The undersigned hereby requests (select one):

☐ A Borrowing of Loans[1] ☐ A conversion or continuation of Loans

1. On ____ (a Business Day).

2. In the amount of $______________________.

3. Comprised of _________________________.
Type of Loan requested

4. For Eurodollar Rate Loans: with an Interest Period of ______ months.

The Borrowing requested herein complies with the proviso to the first sentence of Section 2.01 of the Agreement.

ATLANTIC POWER HOLDINGS, LLC,
a Delaware limited liability company

By: Atlantic Power Management, LLC,
its Manager

By: ________________________________
Name: ______________________________
Title: _______________________________

[1] Only Applicable for the initial Borrowing made on the Closing Date.

EXHIBIT B

FORM OF TERM LOAN NOTE

$________________	SEPTEMBER 15, 2006

FOR VALUE RECEIVED, the undersigned (the "Borrower"), hereby promises to pay to the order of ____________________________ (the "Lender"), on the Maturity Date (as defined in the Credit Agreement referred to below) the principal amount of _______________ Dollars ($__________), or such lesser principal amount of Loans (as defined in such Credit Agreement) due and payable by the Borrower to the Lender on the Maturity Date under that certain Term Loan Credit Agreement, dated as of September 15, 2006 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Credit Agreement;" the terms defined therein being used herein as therein defined), among the Borrower, the Lenders from time to time party thereto, and Bank of Montreal, as Administrative Agent.

The Borrower promises to pay interest on the unpaid principal amount of each Loan from the date of such Loan until such principal amount is paid in full, at such interest rates, and at such times as are specified in the Credit Agreement. All payments of principal and interest shall be made to the Administrative Agent for the account of the Lender in Dollars in immediately available funds at the Administrative Agent's Office. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Credit Agreement.

This Note is one of the Notes referred to in the Credit Agreement, is entitled to the benefits thereof and is subject to optional prepayment in whole or in part as provided therein. **This Note is also entitled to the benefits of the Guarantees.** During the continuance of one or more of the Events of Default specified in the Credit Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable all as provided in the Credit Agreement. Loans made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business. The Lender may also attach schedules to this Note and endorse thereon the date, amount and maturity of its Loans and payments with respect thereto.

The Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Note.

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

ATLANTIC POWER HOLDINGS LLC

By: ATLANTIC POWER MANAGEMENT, LLC, its Manager

By: ______________________________
Name: ____________________________
Title: _____________________________

LOANS AND PAYMENTS WITH RESPECT THERETO

Date	Type of Loan Made	Amount of Loan Made	End of Interest Period	Amount of Principal or Interest Paid This Date	Outstanding Principal Balance This Date	Notation Made By

EXHIBIT C

FORM OF BORROWER COMPLIANCE CERTIFICATE

Financial Statement Date: ____________, ____

To: Bank of Montreal, as Administrative Agent

Ladies and Gentlemen:

Reference is made to that certain Term Loan Credit Agreement, dated as of September 15, 2006 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Agreement," the terms defined therein being used herein as therein defined), among Atlantic Power Holdings, LLC (the "Borrower"), the Lenders from time to time party thereto, and Bank of Montreal, as Administrative Agent.

The undersigned Responsible Officer hereby certifies as of the date hereof that he/she is the ______________________________ of the [Borrower] [Parent Guarantor], and that, as such, he/she is authorized to execute and deliver this Certificate to the Administrative Agent on the behalf of the [Borrower] [Parent Guarantor], and that:

*Use following for fiscal **year-end** financial statements*

1. Attached hereto as Schedule 1 are year-end financial statements for the [Borrower] [Parent Guarantor] and its Subsidiaries required by Section 6.01(a) which financial statements fairly present the financial conditions, results of operations and cash flows of the [Borrower] [Parent Guarantor] and its Subsidiaries in accordance with GAAP as at such date for such period, subject only to the absence of footnotes.

*Use following for fiscal **quarter-end** financial statements*

(a) Attached hereto as Schedule 1 are the unaudited financial statements required by Section 6.01(b) for the fiscal quarter of __________ ended as of the above date and attached hereto as Schedule 1a are the unaudited financial statements for the fiscal quarter of __________ ended as of the above date. Such financial statements fairly present the financial condition, results of

operations and cash flows of the [Borrower and its Subsidiaries] [Parent Guarantor] in accordance with GAAP as at such date and for such period, subject only to normal year-end audit adjustments and the absence of footnotes.

(b) The undersigned has reviewed and is familiar with the terms of the Agreement and has made, or has caused to be made under his/her supervision, a reasonable review of the transactions and condition (financial or otherwise) of the Borrower and its Subsidiaries and Unrestricted Subsidiaries during the accounting period covered by the attached financial statements.

(c) A review of the activities of [the Borrower and its Subsidiaries] [each Loan Party] during such fiscal period has been made under the supervision of the undersigned with a view to determining whether during such fiscal period [the Borrower and its Subsidiaries] [each Loan Party] performed and observed all its Obligations under the Loan Documents, and to the best knowledge of the undersigned during such fiscal period, [the Borrower and its Subsidiaries] [each Loan Party] performed and observed each covenant and condition of the Loan Documents applicable to it.

(d) [The Cash Flow Coverage Ratio analysis set forth on Schedule 2 attached hereto is true and accurate on and as of the date of this Certificate.] [To be included in Certificate delivered by Parent Guarantor.]

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of ________________, ______.

[BORROWER] [PARENT GUARANTOR]

By: ______________________________
Name: ____________________________
Title: _____________________________

For the Quarter/Year ended ________________ ("Statement Date")

SCHEDULE 2
to the Compliance Certificate
($ in 000's)

1. Cash Flow Coverage Ratio of Parent Guarantor:

Cash Flow Coverage Ratio	Qtr. End ____	Qtr. End ____	Qtr. End ____	Qtr. End ____	Rolling 4 Qtrs. Ended ____
(A) Cash Distributions received or receivable by the Parent Guarantor from the Borrower, any Subsidiary or Unrestricted Subsidiary of the Borrower or any other source					
(B) Parent Guarantor's pro rata share (based on its common membership ownership in the Borrower) of any cash distributions received by the Borrower in respect of such period and retained by the Borrower, in each case exclusive of any distribution attributable to any net proceeds realized by the Parent Guarantor or any Subsidiary of the Parent Guarantor, including without limitation, the Borrower, any Subsidiary of the Borrower and any Unrestricted Subsidiary of the Borrower upon the sale or disposition of plant property and equipment, which is not disposed in the ordinary course of business and any other extraordinary items.					

Cash Flow Coverage Ratio		Qtr. End ______	Qtr. End ______	Qtr. End ______	Qtr. End ______	Rolling 4 Qtrs. Ended ______
(C)	Amounts paid by the Parent Guarantor in respect of expenses (other than Interest Expense), including taxes determined on a proforma, annual basis for a full tax year					
(D)	**Subtotal**					
(E)	Interest Expense					
(F)	Mandatory Principal Repayments					
(G)	**Subtotal**					
(D)/(G)	**Cash Flow Coverage Ratio**					

EXHIBIT D

FORM OF ASSIGNMENT AND ACCEPTANCE AGREEMENT

This Assignment and Acceptance Agreement (this "Assignment") is dated as of the Effective Date set forth below and is entered into by and between [*Insert name of Assignor*] (the "Assignor") and [*Insert name of Assignee*] (the "Assignee"). Capitalized terms used but not defined herein shall have the meanings given to them in the Term Loan Credit Agreement identified below (the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below, the interest in and to all of the Assignor's rights and obligations under the Credit Agreement and any other documents or instruments delivered pursuant thereto that represents the amount and percentage interest identified below of all of the Assignor's outstanding rights and obligations under the respective facilities identified below (the "Assigned Interest"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment, without representation or warranty by the Assignor.

(i) Assignor: ______________________________

(ii) Assignee: ______________________________ [and is an Affiliate/ Approved Fund][2]

(iii) Borrower(s): ______________________________

(iv) Administrative Agent: ______________________, as the administrative agent under the Credit Agreement

(v) Credit Agreement: [The Term Loan Credit Agreement, dated as of September 15, 2006 among [name of borrower(s)], the Lenders parties thereto and Bank of Montreal, as Administrative Agent

[2] Select as applicable.

(vi) Assigned Interest:

Facility Assigned	Aggregate Amount of Outstanding Loans for all Lenders	Amount of Loans Assigned	Percentage Assigned of Loans[3]
____________[4]	$____________	$____________	____________%
____________	$____________	$____________	____________%
____________	$____________	$____________	____________%

Effective Date: ________________, 20__ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

---

[3] Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

[4] Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g. "Revolving Credit Commitment", "Term Loan Commitment", etc.).

The terms set forth in this Assignment are hereby agreed to:

ASSIGNOR

[NAME OF ASSIGNOR]

By: ______________________________
Title:

ASSIGNEE

[NAME OF ASSIGNEE]

By: ______________________________
Title:

[Consented to and][5] Accepted:

BANK OF MONTREAL,
as Administrative Agent

By:______________________
Title:

[Consented to:][6]

By:______________________
Title:

[5] To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.
[6] To be added only if the consent of the Borrower is required by the terms of the Credit Agreement.

ANNEX 1 TO ASSIGNMENT AND ACCEPTANCE AGREEMENT

[________________][7]

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AND ACCEPTANCE AGREEMENT

(1) Representations and Warranties.

a. Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with any Credit Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document delivered pursuant thereto, other than this Assignment (herein collectively the "Credit Documents"), or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or, as applicable, Affiliates or any other Person obligated in respect of any Credit Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or, as applicable, Affiliates or any other Person of any of their respective obligations under any Credit Document.

b. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 6.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and to purchase the Assigned Interest on the basis of which it has made such analysis and decision, and (v) if it is a Foreign Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender.

c. Assignee's Address for Notices, etc. Attached hereto as Schedule 1 is all contact information, address, account and other administrative information relating to the Assignee.

[7] Describe Credit Agreement at option of Administrative Agent.

(2) Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to or on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

(3) General Provisions. This Assignment shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment. This Assignment shall be governed by, and construed in accordance with, the law of the State of New York.

SCHEDULE 1 TO ASSIGNMENT AND ACCEPTANCE AGREEMENT

ADMINISTRATIVE DETAILS

(Assignee to list names of credit contacts, addresses, phone and facsimile numbers, electronic mail addresses and account and payment information)

EXHIBIT E

FORM OF GUARANTY

Attached hereto.

EXHIBIT F

FORM OF OPINION OF COUNSEL
Borrower and each Guarantor
Attached hereto

EXHIBIT G

FORM OF AMENDED AND RESTATED PLEDGE AGREEMENT
Attached hereto.

EXHIBIT H

FORM OF
AMENDED AND RESTATED DEPOSIT AND DISBURSEMENT AGREEMENT
Attached hereto

EXHIBIT I

FORM OF AMENDED AND RESTATED COLLATERAL AGENCY AND INTERCREDITOR AGREEMENT
Attached hereto

EXHIBIT J

FORM OF FORM OF AMENDED AND RESTATED SECURITY AGREEMENT
Attached hereto

Execution Copy

FOURTH AMENDMENT TO CREDIT AGREEMENT

THIS FOURTH AMENDMENT TO CREDIT AGREEMENT, dated as of October 11, 2006 (the "Amendment"), among Atlantic Power Holdings, LLC, a Delaware limited liability company (the "Borrower"), the Lenders signatory hereto and Bank of Montreal, in its capacity as administrative agent ("Administrative Agent") under the Credit Agreement described below.

WITNESSETH

WHEREAS, the Borrower, the Administrative Agent, and the lenders from time to time party thereto (each a "Lender"), are parties to that certain Credit Agreement, dated as of November 18, 2004, as amended by that certain First Amendment to Credit Agreement, dated as of April 29, 2005, as further amended by that certain Second Amendment to Credit Agreement, dated as of November 18, 2005, as further amended by that certain Third Amendment to Credit Agreement, dated as of September 15, 2006 (as so amended, the "Credit Agreement"); and

WHEREAS, Atlantic Power Corporation, a corporation continued under the laws of British Columbia, Canada ("Atlantic Power Corporation"), has filed a certain Final Prospectus dated as of October 11, 2006 (the "2006 IPS Prospectus"), pursuant to which Atlantic Power Corporation will issue certain income participating securities as described therein (the "2006 IPS Issuance"); and

WHEREAS, Atlantic Power Corporation is entering into that certain Trust Indenture, dated as of October 11, 2006 (the "Convertible Note Indenture") among Atlantic Power Corporation and Computershare Trust Company of Canada as Debenture Trustee, pursuant to which Atlantic Power Corporation will issue Cdn. $60,000,000 of "6.25% Convertible Secured Debentures" as described therein (the "Convertible Note Issuance" and collectively with the 2006 IPS Issuance, the "2006 IPS Transaction"); and

WHEREAS, the Borrower and the other Guarantors intend to guarantee the obligations of Atlantic Power Corporation pursuant to the Convertible Note Issuance; and

WHEREAS, the Borrower, the Administrative Agent and the Required Lenders desire to amend certain provisions of the Credit Agreement.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. DEFINITIONS. Unless otherwise defined herein or the context otherwise requires, terms used in this Amendment, including its preamble and recitals, shall have the meanings provided in the Credit Agreement, as hereby amended.

2. AMENDMENTS TO CREDIT AGREEMENT

2.1 Section 1.01 is hereby amended as follows:

(a) Amended Definitions. The following definitions are hereby amended and restated as follows:

(i) The definition of "Collateral Agency and Intercreditor Agreement" is hereby amended and restated in its entirety as follows:

"Collateral Agency and Intercreditor Agreement" means the Second Amended and Restated Collateral Agency and Intercreditor Agreement, dated as of October 11, 2006, by and among the Lenders, the Administrative Agent, the Acquisition Term Loan Lenders, the Acquisition Term Loan Agent, the Subordinated Trustee, the Convertible Trustee and the Collateral Agent (as the same may be amended, restated, supplemented or otherwise modified from time to time).

(ii) The definition of "Deposit and Disbursement Agreement" is hereby amended and restated in its entirety as follows:

"Deposit and Disbursement Agreement" means the Second Amended and Restated Deposit and Disbursement Agreement, dated as of October 11, 2006, by and among the Loan Parties party thereto, the Collateral Agent, the Subordinated Trustee, the Convertible Trustee and Harris Bank as the depositary bank (as the same may be amended, restated, supplemented or otherwise modified from time to time).

(iii) The definition of "IPSs" is hereby amended and restated in its entirety as follows:

"IPSs" means, as the context may require, the Income Participating Securities as defined in and contemplated by the IPS Prospectus or the 2006 IPS Prospectus.

(iv) The definition of "Issuer" is hereby amended and restated in its entirety as follows:

"Issuer" means Atlantic Power Corporation, a corporation continued under the laws of the Province of British Columbia, Canada, in its capacity as the issuer of any of the IPSs, the Subordinated Notes or the Convertible Debentures, as applicable.

(v) Clause (vi) of the definition of "Permitted Liens" is hereby amended and restated in its entirety as follows:

"(vi) subject to any restrictions or limitations set forth in Sections 7.01 and 7.02 hereof, Liens securing Indebtedness permitted to be incurred pursuant to this Agreement, including without limitation, Liens incurred with respect to the Subordinated Note Indenture, the Convertible Note Indenture or the Acquisition Term Loan Facility, in each case, subject to the Collateral Agency and Intercreditor Agreement and the Deposit and Disbursement Agreement;"

(vi) The definition of "Pledge Agreements" is hereby amended and restated in its entirety as follows:

"Pledge Agreements" means each Second Amended and Restated Pledge and Security Agreement made by the applicable Loan Party in favor of the Bank of Montreal in its capacity as "Collateral Agent" pursuant to the Collateral Agency and Intercreditor

Agreement on behalf of the Lenders or such other secured party as directed by the Administrative Agent on behalf of the Lenders, as may be required by the Administrative Agent from time to time and substantially in the form of Exhibit G, as amended and in effect from time to time.

(vii) The definition of "Projects" is hereby amended and restated in its entirety as follows:

"Projects" means the projects described in the IPS Prospectus and the 2006 IPS Prospectus.

(viii) The definition of "Security Agreement" is hereby amended and restated in its entirety as follows:

"Security Agreement" means each Second Amended and Restated Security Agreement made by the applicable Loan Party in favor of Bank of Montreal in its capacity as "Collateral Agent" pursuant to the Collateral Agency and Intercreditor Agreement on behalf of the Lenders or such other secured party as directed by the Administrative Agent, as may be required by the Administrative Agent from time to time and substantially in the form of Exhibit J, as amended and in effect from time to time.

(ix) The definition of "Subordinated Note Indenture" is hereby amended and restated in its entirety as follows:

"Subordinated Note Indenture" means that certain 11% Subordinated Notes Indenture dated November 18, 2004 among the Issuer, the guarantors a party thereto and Computershare Trust Company of Canada, in its capacity as trustee to the 11% Subordinated Notes Indenture.

(x) The definition of "Subordinated Notes" is hereby amended and restated in its entirety as follows:

"Subordinated Notes" means the 11% Subordinated Notes of the Issuer issued pursuant to the Subordinated Note Indenture.

(xi) The definition of "Trustee" is hereby deleted in its entirety.

(b) New Definitions. The following new definitions are hereby inserted into the Credit Agreement in the appropriate locations.

(i) "2006 IPS Prospectus" means that certain Final Prospectus, dated as of October 11, 2006 filed by the Issuer.

(ii) "Convertible Debentures" means the "Initial Debentures" (as defined in the Convertible Note Indenture) issued pursuant to the Convertible Note Indenture.

(iii) "Convertible Note Indenture" means that certain Trust Indenture providing for the issue of Convertible Secured Debentures dated October 11, 2006 among the Issuer, the guarantors a party thereto and Computershare Trust Company of Canada, in its capacity as trustee thereunder.

(iv) "Convertible Trustee" means the "Debenture Trustee" as defined in the Convertible Note Indenture.

(v) "Fourth Amendment Effective Date" means the "Effective Date" as set forth in the Fourth Amendment to Credit Agreement, among the Borrower, the Lenders party thereto and the Administrative Agent, dated as of October 11, 2006.

(vi) "Permitted Additional Debentures" means "Debentures" (as defined in the Convertible Note Indenture) issued by the Issuer pursuant to the Convertible Indenture other than the Convertible Debentures and permitted pursuant to the terms and conditions of Section 7.02(b)(xv).

(vii) "Subordinated Trustee" means the "Trustee" as defined in the Subordinated Note Indenture.

2.2 Section 4.02(a) of the Credit Agreement is hereby amended and restated in its entirety as follows:

"(a) (i) The representations and warranties of the Borrower contained in Article V, or which are contained in any Loan Document furnished by the Borrower at any time under or in connection herewith, shall be true and correct on and as of the date of such Credit Extension, except to the extent that such representations and warranties specifically refer to a different date, in which case they shall be true and correct as of such date; (ii) the representations and warranties of Borrower or any Guarantor a party thereto, contained in the Subordinated Note Indenture shall be true and correct on and as of the date of such Credit Extension, except to the extent that such representations and warranties specifically refer to a different date, in which case they shall be true and correct as of such date, and (iii) the representations and warranties of Borrower or any Guarantor a party thereto, contained in the Convertible Note Indenture shall be true and correct on and as of the date of such Credit Extension, except to the extent that such representations and warranties specifically refer to a different date, in which case they shall be true and correct as of such date."

2.3 Section 4.02(b) of the Credit Agreement is hereby amended and restated in its entirety as follows:

"(b) (i) No Default or Event of Default shall exist, or would result from such proposed Credit Extension, (ii) no "Event of Default" (as defined in the Subordinated Note Indenture), or event or condition that with the giving of notice or the lapse of time would become an "Event of Default" (as defined in the Subordinated Note Indenture), shall exist under the Subordinated Note Indenture, or in each case, would result from such proposed Credit Extension, and (iii) no "Event of Default" (as defined in the Convertible Note Indenture), or event or condition that with the giving of notice or the lapse of time would become an "Event of Default" (as defined in the

Convertible Note Indenture), shall exist under the Convertible Note Indenture, or in each case, would result from such proposed Credit Extension."

2.4 Section 5.15 of the Credit Agreement is hereby amended by inserting the words "or the 2006 IPS Prospectus" immediately following the words "IPS Prospectus" therein.

2.5 Section 5.19 of the Credit Agreement is hereby amended and restated in its entirety as follows:

"**5.19 Subordinated Note Documents and Convertible Note Documents.** As of the Closing Date, before and after giving effect to the initial Credit Extension, all representations and warranties of the Borrower or any Guarantor contained in the Subordinated Note Indenture and any documents delivered pursuant thereto are true and correct in all material respects (except to the extent such representations or warranties relate or refer to a specified, earlier date). As of the Fourth Amendment Effective Date, all representations and warranties of the Borrower or any Guarantor contained in the Convertible Note Indenture and any documents delivered pursuant thereto or the Subordinated Note Indenture and any documents delivered pursuant thereto are true and correct in all material respects (except to the extent such representations or warranties relate or refer to a specified, earlier date). Before and after giving effect to the initial Credit Extension contemplated hereunder, there is no event of default or event or condition that could become an event of default with notice or lapse of time or both, under the Subordinated Note Indenture and any documents related thereto and the Subordinated Note Indenture, the Subordinated Notes and any other legally binding documents executed by the Loan Parties in connection therewith are in full force and effect. Before and after giving effect to the Fourth Amendment Effective Date, there is no event of default or event or condition that could become an event of default with notice or lapse of time or both, under either the Subordinated Note Indenture and any documents related thereto or the Convertible Note Indenture or any document related thereto and the Subordinated Note Indenture, the Subordinated Notes, the Convertible Note Indenture, the Convertible Debentures and any other legally binding documents executed by the Loan Parties in connection with any thereof are each in full force and effect."

2.6 Section 6.01(c)(i)(D) of the Credit Agreement is hereby amended and restated in its entirety as follows:

"and (D) the projected distributions and interest payments from the Parent Guarantor to the holders of the IPS's and the holders of the Convertible Debentures;"

2.7 Section 7.02(b) of the Credit Agreement is hereby amended and restated in its entirety as follows

"(b) The limitations set out in Section 7.02(a) will not apply to the following, provided that, except with respect to (x) any Refinancing Indebtedness Incurred in connection with the refinancing of Indebtedness permitted pursuant to Section 7.02(b)(xiv) and (y) any Indebtedness Incurred with respect to the guaranty of Additional Securities (as defined in the Subordinated Note Indenture) issued in connection with the conversion of Convertible Debentures or Permitted Additional Debentures permitted pursuant to Section 7.02(b)(iii)(B)(4), at the time any such Indebtedness is Incurred or any Disqualified Stock or Preferred Stock is issued, the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is 1.5 to 1.0 on a *pro*

forma basis, after giving effect to the Incurrence of such Indebtedness or the issuance of such Disqualified Stock or Preferred Stock and the application of the proceeds therefrom:"

2.8 Section 7.02(b)(iii) of the Credit Agreement is hereby amended and restated in its entirety as follows:

"(iii) the Incurrence by the Borrower and the Guarantors of (A) Indebtedness Incurred on the Closing Date in connection with the guarantee of the Parent Guarantor's obligations with respect to the Subordinated Notes in an amount not to exceed the amount of Indebtedness outstanding under the Subordinated Note Indenture on the Closing Date and (B) Indebtedness Incurred in connection with the guarantee of the Parent Guarantor's obligations with respect to any Additional Securities (as defined in the Subordinated Note Indenture) forming part of the IPSs or issued concurrently therewith, issued by the Parent Guarantor (1) to finance the redemption by Borrower of any Existing Investor Interests (as defined in the Subordinated Note Indenture) and related issuance of Class A preferred membership interests of Borrower in connection with such issuance, (2) used to prepay the Indebtedness represented by the Acquisition Term Loan Facility, (3) used to finance the payment of interest on the Convertible Debentures pursuant to Article 11 of the Convertible Note Indenture, (4) in connection with the conversion of any of the Convertible Debentures or Permitted Additional Debentures pursuant to the Convertible Indenture, or (5) as otherwise consented to in writing by the Administrative Agent, which consent shall not be unreasonably withheld."

2.9 The introductory clause of Section 7.02(b)(ix) of the Credit Agreement is hereby amended and restated in its entirety as follows:

"(ix) the Incurrence by the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries of Indebtedness which serves to refund or refinance any Indebtedness Incurred as permitted under this Section 7.02 and clauses (i), (ii), (v) or (vi), above, or (xiii), (xiv) or (xv) below, or any Indebtedness issued to so refund or refinance such Indebtedness (subject to the following proviso, **"Refinancing Indebtedness"**) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:"

2.10 Section 7.02(b)(ix)(E) of the Credit Agreement is hereby amended and restated in its entirety as follows:

"(E) to the extent such Refinancing Indebtedness refinances Indebtedness incurred pursuant to Section 7.02(b)(xiv), such refinancing Indebtedness shall not be incurred by the Borrower or a Subsidiary of the Borrower and such Refinancing Indebtedness shall not be secured by a Lien on the Collateral or any other Property of a Loan Party pledged to the Collateral Agent for the benefit of the Lenders, the Acquisition Term Loan Lenders, the holders of the Subordinated Notes or the holder of the Convertible Debentures;"

2.11 Section 7.02(b) of the Credit Agreement is hereby amended by adding the following new clause (xv) in the applicable location:

"(xv) the Incurrence by the Borrower and the Guarantors of Indebtedness Incurred in connection with the guarantee of the Parent Guarantor's obligations under the Convertible Note Indenture with respect to the issuance of Convertible Debentures or Permitted Additional

Debentures; provided, that, (A) the principal amount of such Indebtedness is not greater than Cdn. $60,000,000 in the aggregate or such other amount as is consented to in writing by the Administrative Agent, which consent shall not be unreasonably withheld, (B) not less than $37,000,000 of the proceeds of such Indebtedness Incurred in connection with the issuance of the Convertible Debentures is used to repay Indebtedness outstanding under the Acquisition Term Loan Credit Facility within five (5) Business Days of its Incurrence, (C) the proceeds of any such Indebtedness are used solely in connection with (1) the payment of any fees, costs or other expenses in connection with the consummation of the issuance of the Convertible Debentures and any other IPSs issued by the Parent Guarantor pursuant to the 2006 IPS Prospectus, (2) the redemption of the Existing Investor Interests (as defined in the Subordinated Note Indenture), (3) the repayment of Indebtedness outstanding under the Acquisition Term Loan Facility or (4) such other purposes as may be consented to in writing by the Administrative Agent, which consent shall not be unreasonably withheld, (D) such Indebtedness and any Liens on any Collateral or other Property of a Loan Party securing such Indebtedness is subordinated to the Secured Obligations and is otherwise subject to the terms and conditions of the Collateral Agency and Intercreditor Agreement and the Deposit and Disbursement Agreement, and (E) the terms and conditions of the Convertible Note Indenture, any supplements or amendments thereto and any guarantee thereof by the Borrower or a Guarantor, or any related Refinancing Indebtedness thereof, are otherwise acceptable to the Administrative Agent in its reasonable discretion."

2.12 Section 7.04(c)(B) of the Credit Agreement is hereby amended and restated in its entirety as follows:

"(B) the Subordinated Note Indenture, the Convertible Note Indenture or the Acquisition Term Loan Facility;"

2.13 Exhibit G to the Credit Agreement is hereby amended and restated in it entirety by replacing it with a new Exhibit G attached as Exhibit A hereto.

2.14 Exhibit H to the Credit Agreement is hereby amended and restated in it entirety by replacing it with a new Exhibit H attached as Exhibit B hereto.

2.15 Exhibit I to the Credit Agreement is hereby amended and restated in it entirety by replacing it with a new Exhibit I attached as Exhibit C hereto.

2.16 Exhibit J to the Credit Agreement is hereby amended and restated in it entirety by replacing it with a new Exhibit J attached as Exhibit D hereto.

3. REPRESENTATIONS AND WARRANTIES. In order to induce the Required Lenders and the Administrative Agent to enter into this Amendment, the Borrower hereby reaffirms, as of the date hereof, its representations and warranties contained in Article V of the Credit Agreement (as amended by this Amendment), except to the extent any such representation and warranty relates solely to an earlier date, and additionally represents and warrants as follows:

3.1 Existence and Standing. The Borrower is a limited liability company, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite authority to conduct its business and is duly qualified or licensed to transact business as a foreign limited liability company and in good standing under the laws of each

jurisdiction in which the conduct of its operations or the ownership or leasing of its properties requires such qualification or licensing, except where failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect.

3.2 No Conflict; Government Consent. No order, consent, adjudication, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, or other action in respect of any governmental or public body or authority, or any subdivision thereof, which has not been obtained by the Issuer, the Borrower or any of its Subsidiaries, is required to be obtained in connection with the execution, delivery or performance of this Amendment or the Convertible Note Indenture, the 2006 IPS Prospectus or any other agreement or document delivered in connection with the 2006 IPS Transaction (collectively, the "2006 IPS Transaction Documents"), or the legality, validity, binding effect or enforceability of any of the Loan Documents, except, in each case, to the extent that the failure to obtain such order, consent, adjudication, approval, license, authorization, validation, exemption or other action or to make such filing, recording or registration could not reasonably be expected to have a Material Adverse Effect.

3.3 Due Authorization, Non-Contravention, etc. The execution, delivery and performance by the Borrower of this Amendment and the 2006 IPS Transaction Documents and the consummation of the transactions contemplated hereby and by the Credit Agreement as so amended, and by the 2006 IPS Transaction are within the Borrower's organizational powers, have been duly authorized by all necessary organizational action, and do not (a) contravene the Borrower's organizational documents, including, without limitation, its articles or certificate of incorporation, partnership agreement, certificate of partnership, articles or certificate of organization, by-laws, operating or other management agreement or other similar Organization Documents (except as such, in the aggregate could not reasonably be expected to have a Material Adverse Effect), (b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower (except as such, in the aggregate could not reasonably be expected to have a Material Adverse Effect), (c) result in, or require the creation or imposition of, any Lien (other than Permitted Liens) on any Properties (each as defined in the Credit Agreement as amended by this Amendment) of the Borrower or any Subsidiaries (except as such, in the aggregate, could not reasonably be expected to have a Material Adverse Effect), or (d) contravene, result in or cause a breach of, or a default under, any material contract, promissory note, indenture or other similar agreement or instrument to which the Parent, the Borrower or any other Loan Party is a party or an obligor, including without limitation the Subordinated Note Indenture and the Subordinated Notes (except as such, in the aggregate could not reasonably be expected to have a Material Adverse Effect).

3.4 Validity, etc. This Amendment and the Credit Agreement as amended hereby constitute the legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with their respective terms except as such enforceability is subject to the effect of (i) any applicable bankruptcy, insolvency, reorganization or similar law relating to or affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), including concepts of materiality, reasonableness, good faith and fair dealing.

4. CONDITIONS PRECEDENT TO EFFECTIVENESS. This Amendment shall become effective (the "Effective Date") upon the satisfaction of the following conditions precedent:

4.1 the Administrative Agent shall have received counterparts of this Amendment executed and delivered on behalf of the Borrower, Administrative Agent and the Required Lenders;

4.2 the Administrative Agent, for the benefit of the Administrative Agent and the Lenders, shall have received an opinion of counsel to the Borrower in form and substance reasonably acceptable to the Administrative Agent;

4.3 the Administrative Agent shall have received counterparts of (a) the Amended and Restated Collateral Agency and Intercreditor Agreement (as defined in the Credit Agreement as amended by this Amendment), (b) the Amended and Restated Deposit and Disbursement Agreement (as defined in the Credit Agreement as amended by this Amendment), and (c) each other Security Document reasonably requested by the Administrative Agent, each of which shall have been executed and delivered on behalf of the each of the parties thereto.

4.4 a certificate of the Borrower, dated as of the date hereof, has been executed and delivered to the Administrative Agent certifying, *inter alia*, (a) true and correct copies of resolutions adopted by the board of managers or other appropriate body of the Borrower authorizing the negotiation, execution and delivery of this Amendment and the performance of the Credit Agreement as amended hereby and the negotiation, execution, delivery and performance of each of the applicable Security Documents and 2006 IPS Transaction Documents to which it is a party, (b) true and correct copies of the Organization Documents of the Borrower or a certification that there has been no change to the Organization Documents of the Borrower since September 15, 2006, (c) that the Cash Flow Coverage Ratio of the Parent Guarantor after giving *pro forma* effect to the 2006 IPS Transaction and Indebtedness of the Borrower and the applicable Subsidiaries as guarantors of the Convertible Note Indenture is at least 1.5 to 1.0, (d) that no Default or Event of Default exists on the date hereof, (e) that since the Closing Date no event or events have occurred that, in the aggregate, could reasonably be expected to have a Material Adverse Effect and (f) that immediately prior to and after giving effect to the 2006 IPS Transaction, the Borrower and each Guarantor shall be Solvent;

4.5 a certificate of each Guarantor, dated as of the date hereof, has been executed and delivered to the Administrative Agent certifying, *inter alia*, (a) true and correct copies of resolutions adopted by the general partner, managing member or other appropriate body of such Guarantor authorizing the negotiation, execution, delivery and performance of each of the applicable Security Documents and 2006 IPS Transaction Documents to which it is a party and (b) true and correct copies of the Organization Documents of such Guarantor or a certification that there has been no change to the Organization Documents of such Guarantor since September 15, 2006;

4.6 a certificate of the Parent Guarantor, dated as of the date hereof, has been executed and delivered to the Administrative Agent certifying, *inter alia*, (a) that each of the 2006 IPS Issuance and the Convertible Note Issuance have been, or upon the effectiveness of this

Amendment will be, consummated (b) that the Convertible Note Indenture and each of the other 2006 IPS Transaction Documents are, or upon the effectiveness of this Amendment will be, in full force and effect, (c) that the Cash Flow Coverage Ratio of the Parent Guarantor after giving *pro forma* effect to the 2006 IPS Transaction and Indebtedness of the Borrower and the applicable Subsidiaries as guarantors of the Convertible Note Indenture is at least 1.5 to 1.0; (d) that the Acquisition Term Loan Agent shall have received or, within five (5) Business Days of the consummation of the IPS Transaction, shall receive not less than $37,000,000 for the account of the Acquisition Term Loan Lenders as a prepayment of Indebtedness outstanding under the Acquisition Term Loan Facility, (e) that the proceeds of the 2006 IPS Transaction that have not been applied to the repayment of Indebtedness outstanding under the Acquisition Term Loan Facility have been, or upon the effectiveness of this Amendment shall be, applied (i) to the redemption by the Borrower of any Existing Investor Interests (as defined in the Subordinated Note Indenture) or (ii) to the payment of any fees, costs or other expenses incurred in connection with the consummation of the 2006 IPS Transaction; (f) true and correct copies of the final Convertible Note Indenture (which shall be in form and substance reasonably satisfactory to the Administrative Agent); (g) true and correct copies of the final 2006 IPS Prospectus (which shall be in form and substance reasonably satisfactory to the Administrative Agent); and (h) true and correct copies of the Guaranty, dated as of October 11, 2006 and delivered by each of the Guarantors party thereto in connection with the Convertible Note Indenture (which shall be in form and substance reasonably satisfactory to the Administrative Agent);

4.7 any fees required to be paid on or before the date hereof shall have been paid; and

4.8 unless waived by the Administrative Agent, the Borrower shall have paid all Attorney Costs of the Administrative Agent to the extent invoiced prior to or on the Effective Date, plus such additional amounts of Attorney Costs as shall constitute its reasonable estimate of Attorney Costs incurred or to be incurred by it through the closing proceedings (provided that such estimate shall not thereafter preclude a final settling of accounts between the Borrower and the Administrative Agent).

5. EFFECT OF AMENDMENT. This Amendment shall be deemed to be an amendment to the Credit Agreement, and the Credit Agreement, as amended hereby, is hereby ratified, approved and confirmed in each and every respect. All references to the Credit Agreement in any other document, instrument, agreement or writing shall hereafter be deemed to refer to the Credit Agreement as amended hereby.

6. GOVERNING LAW, SEVERABILITY, ETC. **THIS AMENDMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER, GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK AND THE LAWS OF THE UNITED STATES OF AMERICA, WITHOUT REGARD TO PRINCIPLES OF THE CONFLICTS OF LAW.** Whenever possible each provision of this Amendment shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Amendment shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Amendment.

THIS WRITTEN AMENDMENT AND THE CREDIT AGREEMENT AS AMENDED BY THIS AMENDMENT REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

7. MISCELLANEOUS.

7.1 Successors and Assigns. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

7.2 Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

7.3 NO ORAL AGREEMENTS. THIS AMENDMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

[SIGNATURES BEGIN ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the day and year first written above.

ATLANTIC POWER HOLDINGS, LLC,

By: Atlantic Power Management, LLC, its Manager

By: *"Barry E. Welch"*
Name: Barry E. Welch
Title: President and Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the day and year first written above.

BANK OF MONTREAL, Individually as a Lender and as Administrative Agent

By: *"Joseph A. Bliss"*
Name: Joseph A. Bliss
Title: Director

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the day and year first written above.

UNION BANK OF CALIFORNIA, as a Lender

By: *"Jonathan Bigelow"*
Name: Jonathan Bigelow
Title: Vice President

EXHIBIT A
to Fourth Amended and Restated
Credit Agreement

Exhibit G
Form of Second Amended and Restated Pledge Agreement
[To be attached]

EXHIBIT B
to Fourth Amended and Restated
Credit Agreement

Exhibit H
Form of Second Amended and Deposit and Disbursement Agreement
[To be attached]

EXHIBIT C
to Fourth Amended and Restated
Credit Agreement

Exhibit I
Form of Second Amended and Restated Collateral Agency and Intercreditor Agreement
[To be attached]

EXHIBIT D
to Fourth Amended and Restated
Credit Agreement

Exhibit J
Form of Second Amended and Restated Security Agreement
[To be attached]

Execution Copy

FIRST AMENDMENT TO TERM LOAN CREDIT AGREEMENT

THIS FIRST AMENDMENT TO TERM LOAN CREDIT AGREEMENT, dated as of October 11, 2006 (the "Amendment"), among Atlantic Power Holdings, LLC, a Delaware limited liability company (the "Borrower"), the Lenders signatory hereto and Bank of Montreal, in its capacity as administrative agent ("Administrative Agent") under the Credit Agreement described below.

WITNESSETH

WHEREAS, the Borrower, the Administrative Agent, and the lenders from time to time party thereto (each a "Lender"), are parties to that certain Term Loan Credit Agreement, dated as of September 15, 2006 (the "Credit Agreement"); and

WHEREAS, Atlantic Power Corporation, a corporation continued under the laws of British Columbia, Canada ("Atlantic Power Corporation"), has filed a certain Final Prospectus dated as of October 11, 2006 (the "2006 IPS Prospectus"), pursuant to which Atlantic Power Corporation will issue certain income participating securities as described therein (the "2006 IPS Issuance"); and

WHEREAS, Atlantic Power Corporation is entering into that certain Trust Indenture, dated as of October 11, 2006 (the "Convertible Note Indenture") among Atlantic Power Corporation and Computershare Trust Company of Canada as Debenture Trustee, pursuant to which Atlantic Power Corporation will issue Cdn. $60,000,000 of "6.25% Convertible Secured Debentures" as described therein (the "Convertible Note Issuance" and collectively with the 2006 IPS Issuance, the "2006 IPS Transaction"); and

WHEREAS, the Borrower and the other Guarantors intend to guarantee the obligations of Atlantic Power Corporation pursuant to the Convertible Note Issuance; and

WHEREAS, the Borrower, the Administrative Agent and the Required Lenders desire to amend certain provisions of the Credit Agreement.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. DEFINITIONS. Unless otherwise defined herein or the context otherwise requires, terms used in this Amendment, including its preamble and recitals, shall have the meanings provided in the Credit Agreement, as hereby amended.

2. AMENDMENTS TO CREDIT AGREEMENT

2.1 Section 1.01 is hereby amended as follows:

(a) Amended Definitions. The following definitions are hereby amended and restated as follows:

(i) The definition of "Collateral Agency and Intercreditor Agreement" is hereby amended and restated in its entirety as follows:

"Collateral Agency and Intercreditor Agreement" means the Second Amended and Restated Collateral Agency and Intercreditor Agreement, dated as of October 11, 2006, by and among the Lenders, the Administrative Agent, the Revolving Lenders, the Revolving Agent, the Subordinated Trustee, the Convertible Trustee and the Collateral Agent and substantially in the form of Exhibit I attached hereto (as the same may be amended, restated, supplemented or otherwise modified from time to time).

(ii) The definition of "Deposit and Disbursement Agreement" is hereby amended and restated in its entirety as follows:

"Deposit and Disbursement Agreement" means the Second Amended and Restated Deposit and Disbursement Agreement, dated as of October 11, 2006, by and among the Loan Parties party thereto, the Collateral Agent, the Subordinated Trustee, the Convertible Trustee and Harris Bank as the depositary bank and substantially in the form of Exhibit H attached hereto (as the same may be amended, restated, supplemented or otherwise modified from time to time).

(iii) The definition of "IPSs" is hereby amended and restated in its entirety as follows:

"IPSs" means, as the context may require, the Income Participating Securities as defined in and contemplated by the IPS Prospectus or the 2006 IPS Prospectus.

(iv) The definition of "Issuer" is hereby amended and restated in its entirety as follows:

"Issuer" means Atlantic Power Corporation, a corporation continued under the laws of the Province of British Columbia, Canada, in its capacity as the issuer of any of the IPSs, the Subordinated Notes or the Convertible Debentures, as applicable.

(v) Clause (vi) of the definition of "Permitted Liens" is hereby amended and restated in its entirety as follows:

"(vi) subject to any restrictions or limitations set forth in Sections 7.01 and 7.02 hereof, Liens securing Indebtedness permitted to be incurred pursuant to this Agreement, including without limitation, Liens incurred with respect to the Subordinated Note Indenture, the Convertible Note Indenture or the Existing Revolver, in each case, subject to the Collateral Agency and Intercreditor Agreement and the Deposit and Disbursement Agreement;"

(vi) The definition of "Pledge Agreements" is hereby amended and restated in its entirety as follows:

"Pledge Agreements" means each Second Amended and Restated Pledge and Security Agreement made by the applicable Loan Party in favor of the Bank of Montreal in its capacity as "Collateral Agent" pursuant to the Collateral Agency and Intercreditor Agreement on behalf of the Lenders or such other secured party as directed by the Administrative Agent on behalf of the Lenders, as may be required by the Administrative

Agent from time to time and substantially in the form of Exhibit G, as amended and in effect from time to time.

(vii) The definition of "Projects" is hereby amended and restated in its entirety as follows:

"Projects" means the projects described in the IPS Prospectus and the 2006 IPS Prospectus.

(viii) The definition of "Security Agreement" is hereby amended and restated in its entirety as follows:

"Security Agreement" means each Second Amended and Restated Security Agreement made by the applicable Loan Party in favor of Bank of Montreal in its capacity as "Collateral Agent" pursuant to the Collateral Agency and Intercreditor Agreement on behalf of the Lenders or such other secured party as directed by the Administrative Agent, as may be required by the Administrative Agent from time to time and substantially in the form of Exhibit J, as amended and in effect from time to time.

(ix) The definition of "Subordinated Note Indenture" is hereby amended and restated in its entirety as follows:

"Subordinated Note Indenture" means that certain 11% Subordinated Notes Indenture dated November 18, 2004 among the Issuer, the guarantors a party thereto and Computershare Trust Company of Canada, in its capacity as trustee to the 11% Subordinated Notes Indenture.

(x) The definition of "Subordinated Notes" is hereby amended and restated in its entirety as follows:

"Subordinated Notes" means the 11% Subordinated Notes of the Issuer issued pursuant to the Subordinated Note Indenture.

(xi) The definition of "Trustee" is hereby deleted in its entirety.

(b) New Definitions. The following new definitions are hereby inserted into the Credit Agreement in the appropriate locations.

(i) "2006 IPS Prospectus" means that certain Final Prospectus, dated as of October 11, 2006 filed by the Issuer.

(ii) "Convertible Debentures" means the "Initial Debentures" (as defined in the Convertible Note Indenture) issued pursuant to the Convertible Note Indenture.

(iii) "Convertible Note Indenture" means that certain Trust Indenture providing for the issue of Convertible Secured Debentures dated October 11, 2006 among

the Issuer, the guarantors a party thereto and Computershare Trust Company of Canada, in its capacity as trustee thereunder.

(iv) "Convertible Trustee" means the "Debenture Trustee" as defined in the Convertible Note Indenture.

(v) "First Amendment Effective Date" means the "Effective Date" as set forth in the First Amendment to Term Loan Credit Agreement, among the Borrower, the Lenders party thereto and the Administrative Agent, dated as of October 11, 2006.

(vi) "Permitted Additional Debentures" means "Debentures" (as defined in the Convertible Note Indenture) issued by the Issuer pursuant to the Convertible Indenture other than the Convertible Debentures and permitted pursuant to the terms and conditions of Section 7.02(b)(xv).

(vii) "Subordinated Trustee" means the "Trustee" as defined in the Subordinated Note Indenture.

2.2 Section 5.15 of the Credit Agreement is hereby amended by inserting the words ", the 2006 IPS Prospectus" immediately following each instance of the words "Intercompany Loan Document" therein.

2.3 Section 5.19 of the Credit Agreement is hereby amended and restated in its entirety as follows:

"**5.19 Subordinated Note Documents and Convertible Note Documents.** As of the Closing Date, before and after giving effect to the initial Credit Extension, all representations and warranties of the Borrower or any Guarantor contained in the Subordinated Note Indenture and any documents delivered pursuant thereto are true and correct in all material respects (except to the extent such representations or warranties relate or refer to a specified, earlier date). As of the First Amendment Effective Date, all representations and warranties of the Borrower or any Guarantor contained in the Convertible Note Indenture and any documents delivered pursuant thereto or the Subordinated Note Indenture and any documents delivered pursuant thereto are true and correct in all material respects (except to the extent such representations or warranties relate or refer to a specified, earlier date). Before and after giving effect to the initial Credit Extension contemplated hereunder, there is no event of default or event or condition that could become an event of default with notice or lapse of time or both, under the Subordinated Note Indenture and any documents related thereto and the Subordinated Note Indenture, the Subordinated Notes and any other legally binding documents executed by the Loan Parties in connection therewith are in full force and effect. Before and after giving effect to the First Amendment Effective Date, there is no event of default or event or condition that could become an event of default with notice or lapse of time or both, under either the Subordinated Note Indenture and any documents related thereto or the Convertible Note Indenture or any document related thereto and the Subordinated Note Indenture, the Subordinated Notes, the Convertible Note Indenture, the Convertible Debentures and any other legally binding documents executed by the Loan Parties in connection with any thereof are each in full force and effect."

2.4 Section 6.01(c)(i)(D) of the Credit Agreement is hereby amended and restated in its entirety as follows:

"and (D) the projected distributions and interest payments from the Parent Guarantor to the holders of the IPS's and the holders of the Convertible Debentures;"

2.5 Section 7.02(b) of the Credit Agreement is hereby amended and restated in its entirety as follows:

"(b) The limitations set out in Section 7.02(a) will not apply to any Indebtedness permitted pursuant to Section 7.02 of the Existing Revolver as of the Closing Date, nor to any of the following, provided that, except with respect to any Indebtedness Incurred with respect to the guaranty of Additional Securities (as defined in the Subordinated Note Indenture) issued in connection with the conversion of Convertible Debentures or Permitted Additional Debentures permitted pursuant to Section 7.02(b)(iii)(B)(4), at the time any such Indebtedness is Incurred or any Disqualified Stock or Preferred Stock is issued, the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is 1.5 to 1.0 on a *pro forma* basis, after giving effect to the Incurrence of such Indebtedness or the issuance of such Disqualified Stock or Preferred Stock and the application of the proceeds therefrom:"

2.6 Section 7.02(b)(iii) of the Credit Agreement is hereby amended and restated in its entirety as follows:

"(iii) the Incurrence by the Borrower and the Guarantors of (A) Indebtedness Incurred in connection with the guarantee of the Parent Guarantor's obligations with respect to the Subordinated Notes in an amount not to exceed the amount of Indebtedness outstanding under the Subordinated Note Indenture on November 18, 2004 and (B) Indebtedness Incurred in connection with the guarantee of the Parent Guarantor's obligations with respect to any Additional Securities (as defined in the Subordinated Note Indenture) forming part of the IPSs or issued concurrently therewith, issued by the Parent Guarantor (1) to finance the redemption by Borrower of any Existing Investor Interests (as defined in the Subordinated Note Indenture) and related issuance of Class A preferred membership interests of Borrower in connection with such issuance, (2) used to prepay Indebtedness under this Agreement pursuant to Section 2.06(b), (3) used to finance the payment of interest on the Convertible Debentures pursuant to Article 11 of the Convertible Note Indenture, (4) in connection with the conversion of any of the Convertible Debentures or Permitted Additional Debentures pursuant to the Convertible Indenture, or (5) as otherwise consented to in writing by the Administrative Agent, which consent shall not be unreasonably withheld."

2.7 The introductory clause of Section 7.02(b)(ix) of the Credit Agreement is hereby amended and restated in its entirety as follows:

"(ix) the Incurrence by the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries of Indebtedness which serves to refund or refinance any Indebtedness Incurred as permitted under this Section 7.02 and clauses (i), (ii), (v) or (vi), above, or (xiii) or (xiv) below, or any Indebtedness issued to so refund or refinance such Indebtedness (subject to the following proviso, **"Refinancing Indebtedness"**) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:"

2.8 Section 7.02(b) of the Credit Agreement is hereby amended by adding the following new clause (xiv) in the applicable location:

"(xiv) the Incurrence by the Borrower and the Guarantors of Indebtedness Incurred in connection with the guarantee of the Parent Guarantor's obligations under the Convertible Note Indenture with respect to the issuance of Convertible Debentures or Permitted Additional Debentures; provided, that, (A) the principal amount of such Indebtedness is not greater than Cdn. $60,000,000 in the aggregate or such other amount as is consented to in writing by the Administrative Agent, which consent shall not be unreasonably withheld, (B) not less than $37,000,000 of the proceeds of such Indebtedness Incurred in connection with the issuance of the Convertible Debentures is used to prepay Indebtedness outstanding under this Agreement in accordance with Section 2.06(b) within five (5) Business Days of its Incurrence, (C) the proceeds of any such Indebtedness are used solely in connection with (1) the payment of any fees, costs or other expenses in connection with the consummation of the issuance of the Convertible Debentures and any other IPSs issued by the Parent Guarantor pursuant to the 2006 IPS Prospectus, (2) the redemption of the Existing Investor Interests (as defined in the Subordinated Note Indenture), (3) the prepayment of Indebtedness outstanding under this Agreement in accordance with Section 2.06, or (4) such other purposes as may be consented to in writing by the Administrative Agent, which consent shall not be unreasonably withheld, (D) such Indebtedness and any Liens on any Collateral or other Property of a Loan Party securing such Indebtedness is subordinated to the Obligations and is otherwise subject to the terms and conditions of the Collateral Agency and Intercreditor Agreement and the Deposit and Disbursement Agreement, and (E) the terms and conditions of the Convertible Note Indenture, any supplements or amendments thereto and any guarantee thereof by the Borrower or a Guarantor, or any related Refinancing Indebtedness thereof, are otherwise acceptable to the Administrative Agent in its reasonable discretion."

2.9 Section 7.04(c)(B) of the Credit Agreement is hereby amended and restated in its entirety as follows:

"(B) the Subordinated Note Indenture, the Convertible Note Indenture or the Existing Revolver;"

2.10 Exhibit G to the Credit Agreement is hereby amended and restated in it entirety by replacing it with a new Exhibit G attached as Exhibit A hereto.

2.11 Exhibit H to the Credit Agreement is hereby amended and restated in it entirety by replacing it with a new Exhibit H attached as Exhibit B hereto.

2.12 Exhibit I to the Credit Agreement is hereby amended and restated in it entirety by replacing it with a new Exhibit I attached as Exhibit C hereto.

2.13 Exhibit J to the Credit Agreement is hereby amended and restated in it entirety by replacing it with a new Exhibit J attached as Exhibit D hereto.

3. REPRESENTATIONS AND WARRANTIES. In order to induce the Required Lenders and the Administrative Agent to enter into this Amendment, the Borrower hereby reaffirms, as of the date hereof, its representations and warranties contained in Article V of the

Credit Agreement (as amended by this Amendment), except to the extent any such representation and warranty relates solely to an earlier date, and additionally represents and warrants as follows:

3.1 Existence and Standing. The Borrower is a limited liability company, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite authority to conduct its business and is duly qualified or licensed to transact business as a foreign limited liability company and in good standing under the laws of each jurisdiction in which the conduct of its operations or the ownership or leasing of its properties requires such qualification or licensing, except where failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect.

3.2 No Conflict; Government Consent. No order, consent, adjudication, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, or other action in respect of any governmental or public body or authority, or any subdivision thereof, which has not been obtained by the Issuer, the Borrower or any of its Subsidiaries, is required to be obtained in connection with the execution, delivery or performance of this Amendment or the Convertible Note Indenture, the 2006 IPS Prospectus or any other agreement or document delivered in connection with the 2006 IPS Transaction (collectively, the "2006 IPS Transaction Documents"), or the legality, validity, binding effect or enforceability of any of the Loan Documents, except, in each case, to the extent that the failure to obtain such order, consent, adjudication, approval, license, authorization, validation, exemption or other action or to make such filing, recording or registration could not reasonably be expected to have a Material Adverse Effect.

3.3 Due Authorization, Non-Contravention, etc. The execution, delivery and performance by the Borrower of this Amendment and the 2006 IPS Transaction Documents and the consummation of the transactions contemplated hereby and by the Credit Agreement as so amended, and by the 2006 IPS Transaction are within the Borrower's organizational powers, have been duly authorized by all necessary organizational action, and do not (a) contravene the Borrower's organizational documents, including, without limitation, its articles or certificate of incorporation, partnership agreement, certificate of partnership, articles or certificate of organization, by-laws, operating or other management agreement or other similar Organization Documents (except as such, in the aggregate could not reasonably be expected to have a Material Adverse Effect), (b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower (except as such, in the aggregate could not reasonably be expected to have a Material Adverse Effect), (c) result in, or require the creation or imposition of, any Lien (other than Permitted Liens) on any Properties (each as defined in the Credit Agreement as amended by this Amendment) of the Borrower or any Subsidiaries (except as such, in the aggregate, could not reasonably be expected to have a Material Adverse Effect), or (d) contravene, result in or cause a breach of, or a default under, any material contract, promissory note, indenture or other similar agreement or instrument to which the Parent, the Borrower or any other Loan Party is a party or an obligor, including without limitation the Subordinated Note Indenture and the Subordinated Notes (except as such, in the aggregate could not reasonably be expected to have a Material Adverse Effect).

3.4 Validity, etc. This Amendment and the Credit Agreement as amended hereby constitute the legal, valid and binding obligations of the Borrower enforceable against the

Borrower in accordance with their respective terms except as such enforceability is subject to the effect of (i) any applicable bankruptcy, insolvency, reorganization or similar law relating to or affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), including concepts of materiality, reasonableness, good faith and fair dealing.

4. CONDITIONS PRECEDENT TO EFFECTIVENESS. This Amendment shall become effective (the "Effective Date") upon the satisfaction of the following conditions precedent:

4.1 the Administrative Agent shall have received counterparts of this Amendment executed and delivered on behalf of the Borrower, Administrative Agent and the Required Lenders;

4.2 the Administrative Agent, for the benefit of the Administrative Agent and the Lenders, shall have received an opinion of counsel to the Borrower in form and substance reasonably acceptable to the Administrative Agent;

4.3 the Administrative Agent shall have received counterparts of (a) the Amended and Restated Collateral Agency and Intercreditor Agreement (as defined in the Credit Agreement as amended by this Amendment), (b) the Amended and Restated Deposit and Disbursement Agreement (as defined in the Credit Agreement as amended by this Amendment), and (c) each other Security Document reasonably requested by the Administrative Agent, each of which shall have been executed and delivered on behalf of the each of the parties thereto.

4.4 a certificate of the Borrower, dated as of the date hereof, has been executed and delivered to the Administrative Agent certifying, *inter alia*, (a) true and correct copies of resolutions adopted by the board of managers or other appropriate body of the Borrower authorizing the negotiation, execution and delivery of this Amendment and the performance of the Credit Agreement as amended hereby and the negotiation, execution, delivery and performance of each of the applicable Security Documents and 2006 IPS Transaction Documents to which it is a party, (b) true and correct copies of the Organization Documents of the Borrower or a certification that there has been no change to the Organization Documents of the Borrower since September 15, 2006, (c) that the Cash Flow Coverage Ratio of the Parent Guarantor after giving *pro forma* effect to the 2006 IPS Transaction and Indebtedness of the Borrower and the applicable Subsidiaries as guarantors of the Convertible Note Indenture is at least 1.5 to 1.0, (d) that no Default or Event of Default exists on the date hereof, (e) that since the Closing Date no event or events have occurred that, in the aggregate, could reasonably be expected to have a Material Adverse Effect and (f) that immediately prior to and after giving effect to the 2006 IPS Transaction, the Borrower and each Guarantor shall be Solvent;

4.5 a certificate of each Guarantor, dated as of the date hereof, has been executed and delivered to the Administrative Agent certifying, *inter alia*, (a) true and correct copies of resolutions adopted by the general partner, managing member or other appropriate body of such Guarantor authorizing the negotiation, execution, delivery and performance of each of the applicable Security Documents and 2006 IPS Transaction Documents to which it is a party and (b) true and correct copies of the Organization Documents of such Guarantor or a certification

that there has been no change to the Organization Documents of such Guarantor since September 15, 2006;

4.6 a certificate of the Parent Guarantor, dated as of the date hereof, has been executed and delivered to the Administrative Agent certifying, *inter alia*, (a) that each of the 2006 IPS Issuance and the Convertible Note Issuance have been, or upon the effectiveness of this Amendment will be, consummated (b) that the Convertible Note Indenture and each of the other 2006 IPS Transaction Documents are, or upon the effectiveness of this Amendment will be, in full force and effect, (c) that the Cash Flow Coverage Ratio of the Parent Guarantor after giving *pro forma* effect to the 2006 IPS Transaction and Indebtedness of the Borrower and the applicable Subsidiaries as guarantors of the Convertible Note Indenture is at least 1.5 to 1.0; (d) that the Administrative Agent shall have received or, within five (5) Business Days of the consummation of the IPS Transaction, shall receive not less than $37,000,000 for the account of the Lenders as a prepayment of Indebtedness outstanding under the Credit Agreement, (e) that the proceeds of the 2006 IPS Transaction that have not been applied to the repayment of Indebtedness outstanding under the Credit Agreement have been, or upon the effectiveness of this Amendment shall be, applied (i) to the redemption by the Borrower of any Existing Investor Interests (as defined in the Subordinated Note Indenture) or (ii) to the payment of any fees, costs or other expenses incurred in connection with the consummation of the 2006 IPS Transaction; (f) true and correct copies of the final Convertible Note Indenture (which shall be in form and substance reasonably satisfactory to the Administrative Agent); (g) true and correct copies of the final 2006 IPS Prospectus (which shall be in form and substance reasonably satisfactory to the Administrative Agent); and (h) true and correct copies of the Guaranty, dated as of October 11, 2006 and delivered by each of the Guarantors party thereto in connection with the Convertible Note Indenture (which shall be in form and substance reasonably satisfactory to the Administrative Agent);

4.7 any fees required to be paid on or before the date hereof shall have been paid; and

4.8 unless waived by the Administrative Agent, the Borrower shall have paid all Attorney Costs of the Administrative Agent to the extent invoiced prior to or on the Effective Date, plus such additional amounts of Attorney Costs as shall constitute its reasonable estimate of Attorney Costs incurred or to be incurred by it through the closing proceedings (provided that such estimate shall not thereafter preclude a final settling of accounts between the Borrower and the Administrative Agent).

5. EFFECT OF AMENDMENT. This Amendment shall be deemed to be an amendment to the Credit Agreement, and the Credit Agreement, as amended hereby, is hereby ratified, approved and confirmed in each and every respect. All references to the Credit Agreement in any other document, instrument, agreement or writing shall hereafter be deemed to refer to the Credit Agreement as amended hereby.

6. GOVERNING LAW, SEVERABILITY, ETC. **THIS AMENDMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER, GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK AND THE LAWS OF THE UNITED STATES OF AMERICA, WITHOUT REGARD TO PRINCIPLES OF THE CONFLICTS OF LAW.** Whenever possible each

provision of this Amendment shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Amendment shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Amendment.

THIS WRITTEN AMENDMENT AND THE CREDIT AGREEMENT AS AMENDED BY THIS AMENDMENT REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

7. MISCELLANEOUS.

7.1 Successors and Assigns. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

7.2 Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

7.3 NO ORAL AGREEMENTS. THIS AMENDMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

[SIGNATURES BEGIN ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the day and year first written above.

ATLANTIC POWER HOLDINGS, LLC,

By: Atlantic Power Management, LLC, its Manager

By: *"Barry E. Welch"*
Name: Barry E. Welch
Title: President and Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the day and year first written above.

BANK OF MONTREAL, as Administrative Agent

By: *"Joseph A. Bliss"*
Name: Joseph A. Bliss
Title: Director

BMO CAPITAL MARKETS FINANCING, INC., as a Lender

By: *"Cahal B. Carmody"*
Name: Cahal B. Carmody
Title: Vice President

EXHIBIT A
to First Amended and Restated
Credit Agreement

Exhibit G
Form of Second Amended and Restated Pledge Agreement
[To be attached]

EXHIBIT B
to First Amended and Restated
Credit Agreement

Exhibit H
Form of Second Amend :d and Deposit and Disbursement Agreement
[To be attached]

EXHIBIT C
to First Amended and Restated
Credit Agreement

Exhibit I
Form of Second Amended and Restated Collateral Agency and Intercreditor Agreement
[To be attached]

EXHIBIT D
to First Amended and Restated
Credit Agreement

Exhibit J
Form of Second Amended and Restated Security Agreement
[To be attached]

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

October 16, 2006

Atlantic Power Corporation Announces October 2006 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of October 2006. A distribution of $0.0884 per Income Participating Security ("IPS") will be payable on November 30, 2006 to holders of record at the close of business on October 31, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0884 reflects a cash dividend per common share of $0.0355 and an interest payment of $0.0529 for the month of October 2006.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

Atlantic Power Announces Closing of $150 Million Bought Deal Financing

BOSTON, MASSACHUSETTS – (CCNMatthews – October 11, 2006)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power") today announced the successful closing of its previously announced sale of income participating securities ("IPSs") and 6.25% convertible secured debentures ("Debentures") for gross proceeds of Cdn$150 million. The offering consisted of 8,531,000 IPSs sold at a price of Cdn$10.55 per IPS for gross proceeds of Cdn$90 million and Cdn$60 million aggregate principal amount of Debentures. The IPSs and Debentures were sold on a bought deal basis to a syndicate of underwriters led by BMO Capital Markets that included National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc. and Dundee Securities Corporation.

The first distribution which purchasers of IPSs under the offering are eligible to receive will be payable on or about November 30, 2006 to holders of record on October 31, 2006.

The Debentures pay interest semi-annually on April 30 and October 31 each year, commencing on April 30, 2007. The Debentures mature on October 31, 2011 and are convertible into approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, at any time, at the option of the holder, representing a conversion price of Cdn$12.40 per IPS. The Debentures are listed on the Toronto Stock Exchange under the symbol ATP.DB.

As previously reported, the net proceeds of the offering will be used by Atlantic Power to: (i) partially repay approximately US$37 million of the credit facility arranged in connection with an acquisition of an interest in the Path 15 Project, and (ii) provide proceeds to Atlantic Power Holdings, LLC ("Holdings") that Holdings will use to redeem a portion of the ownership interests in Holdings held by subsidiaries of ArcLight Energy Partners Funds I and II and another investor. In connection with the closing of the offering, Atlantic Power increased its ownership in Holdings from 70.1% to approximately 86%.

The securities offered have not been registered under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons. This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction.

When used in this news release, the words "will be", "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the bought deal financing, the use of proceeds thereof and the amount and timing of the payment of distributions by Atlantic Power. Such statements are subject to certain risks, uncertainties and assumptions which may cause the actual results, performance or achievements of Atlantic Power to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this news release represent our expectations as of October 11, 2006 and, accordingly, are subject to change after such date. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Atlantic Power Corporation:

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act").

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Atlantic Power Management, LLC, the Manager of Atlantic Power Corporation at 200 Clarendon Street, 55th Floor, Boston, Massachusetts, U.S.A., 02117, telephone 617.531.6379, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of Atlantic Power Management, LLC, the Manager of Atlantic Power Corporation at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

<u>*New Issue*</u> October 2, 2006

AtlanticPower Corporation

Atlantic Power Corporation

Cdn$90,002,050

8,531,000 Income Participating Securities™

and

Cdn$60,000,000

6.25% Convertible Secured Debentures due October 31, 2011

This short form prospectus qualifies the distribution of 8,531,000 income participating securities™ ("IPSs"™) and Cdn$60,000,000 aggregate principal amount of 6.25% convertible secured debentures (the "Debentures", and collectively with the IPSs, the "Securities") of Atlantic Power Corporation (the "Company"). Each IPS represents: (a) one common share (each, a "Common Share") of the Company, and (b) Cdn$5.767 principal amount of 11.0% subordinated notes ("Subordinated Notes") of the Company. The Debentures are due October 31, 2011 (the "Maturity Date"), will bear interest at an annual rate of 6.25%, and will be distributed in increments of Cdn$1,000. Investors will have the option of subscribing for Debentures, IPSs or a combination thereof at their discretion. After giving effect to the issuance of the Securities pursuant to this offering (the "Offering") and the transactions contemplated hereby, the Company will own an approximate 86% common membership interest in Atlantic Power Holdings, LLC ("Atlantic Holdings") and the Existing Investors (as defined herein) will own an approximate 14% common membership interest in Atlantic Holdings.

Holders of IPSs have the right to separate the IPSs into Common Shares and Subordinated Notes at any time. Separation of the IPSs will occur automatically upon a repurchase, redemption or maturity of the Subordinated Notes. Similarly, any holder of Common Shares and Subordinated Notes may, at any time, combine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs. See "Description of IPSs".

The Subordinated Notes will mature on November 18, 2016. On or after November 18, 2009, the Company will have the option to redeem the Subordinated Notes in whole or in part at any time, for cash, at a redemption price equal to the principal amount of the Subordinated Notes plus a specified premium, which premium decreases over time. See "Description of Subordinated Notes".

The Debentures will be dated the date of the closing of the Offering and will bear interest at an annual rate of 6.25%, payable semi-annually in arrears on April 30 and October 31 in each year (or the immediately following business day if any interest payment date would not otherwise be a business day) commencing on April 30, 2007. The April 30, 2007 interest payment will represent accrued interest for the period from the closing date of the Offering up to, but excluding April 30, 2007. See "Description of Debentures".

Conversion Privilege

Each Debenture will be convertible into IPSs at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Company for redemption of the Debentures, at a conversion price of Cdn$12.40 per IPS (the "Conversion Price"), being a ratio of approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, subject to adjustment in accordance with the trust indenture governing the terms of the Debentures. Holders converting their Debentures will receive accrued and unpaid interest thereon for the period from the last interest payment date on their Debentures to, but not including, the date of conversion. Further particulars concerning the conversion privilege, including provisions for the adjustment of the Conversion Price in certain events, are set out under "Description of Debentures — Conversion Privilege". **A holder of Debentures will not be entitled to deferred tax treatment on the conversion into IPSs, redemption or repayment at maturity of such Debentures. See "Certain Canadian Federal Income Tax Considerations".**

The Debentures may not be redeemed by the Company on or before October 31, 2009 (except in the case of a change of control). Thereafter, but prior to the Maturity Date, the Debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the weighted-average trading price of the IPSs on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is at least 125% of the Conversion Price. Further particulars of the interest, redemption, repurchase and maturity provisions of the Debentures are set out under "Description of Debentures".

™ "Income Participating Securities" and "IPS" are trademarks of BMO Nesbitt Burns Corporation Limited.

(continued on next page)

(continued from cover)

The Company will allocate the price paid for each IPS offered hereunder on the basis of Cdn$4.90 to the Common Share and Cdn$5.65 to the Subordinated Notes and by purchasing an IPS, the holder is deemed to agree to such allocation and agrees to not take a contrary position for any purpose. The Canadian and U.S. tax consequences of acquiring, holding and disposing of the Common Shares and Subordinated Notes represented by IPSs may, in part, depend on the Canada Revenue Agency (the "CRA") and United States Internal Revenue Service (the "IRS") agreeing with this allocation. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations". Distributions on the IPSs consist of interest payments on the Subordinated Notes and dividend payments on the Common Shares represented thereby Unless a non-U.S. holder provides appropriate documentation establishing entitlement to a reduction or elimination of United States withholding tax, a 30% United States withholding tax will be assessed on interest payments paid on the Subordinated Notes and Debentures to that non-U.S. holder. See "Certain U.S. Federal Income Tax Considerations".

The earnings coverage ratio in respect of the Company's indebtedness for the 12 months ended December 31, 2005 and June 30, 2006 would have been less than one-to-one after giving effect to the additional debt incurred in this Offering and other debt incurred since June 30, 2006. See "Earnings Coverage Ratios".

The issued and outstanding IPSs are listed on the TSX. **There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures, and the extent of issuer regulation. See "Risk Factors".** The TSX has conditionally approved the listing of the IPSs (and the Common Shares forming part of such IPSs), the Debentures and the IPSs issuable upon conversion of the Debentures (and the Common Shares forming part of such IPSs) qualified by this short form prospectus. Listing is subject to the Company fulfilling all of the listing requirements of the TSX on or before December 21, 2006. On September 19, 2006, the last trading day prior to the public announcement of the Offering, the closing price of the IPSs on the TSX was Cdn$10.73 per IPS.

Price: Cdn$10.55 per IPS
Price: Cdn$1,000 per Debenture

	Price to the Public[1]	Underwriters' Fee	Net Proceeds[2]
Per IPS	Cdn$10.55	Cdn$0.5275	Cdn$10.0225
Total IPS Offering	Cdn$90,002,050	Cdn$4,500,103	Cdn$85,501,948
Per Debenture	Cdn$1,000	Cdn$40	Cdn$960
Total Debenture Offering	Cdn$60,000,000	Cdn$2,400,000	Cdn$57,600,000
Total Offering	Cdn$150,002,050	Cdn$6,900,103	Cdn$143,101,947

(1) The offering price of the Securities has been determined through negotiation between the Company and the Underwriters (as defined herein).

(2) Before deducting the expenses of the Offering which are estimated to be approximately Cdn$2.0 million. A portion of the expenses of the Offering will be allocated to the Existing Investors.

An investment in the IPSs is subject to a number of risks that should be considered by a prospective investor. A return on your investment in IPSs is not comparable to the return on an investment in a fixed income security. The recovery of an initial investment in IPSs is at risk, and the anticipated return on an investor's investment in IPSs is based on many performance assumptions. Although the Company intends to make monthly distributions of its available cash to holders of IPSs, these cash distributions are not assured and may be reduced or suspended. The actual amount distributed by the Company on the Common Shares and its ability to pay interest on the Subordinated Notes and Debentures will depend on numerous factors, including Atlantic Holdings' financial performance, debt covenants and obligations, working capital requirements, future capital requirements, and the deductibility for U.S. federal income tax purposes of interest payments on the Subordinated Notes and the Debentures, all of which are susceptible to a number of risks. The market value of the IPSs may deteriorate if the Company is unable to make scheduled interest payments on the Subordinated Notes or otherwise meet its cash distribution targets in the future, and any such deterioration may be material. Investing in the IPSs and Debentures involves risks that should be considered by a prospective investor. See "Risk Factors".

Dominion Bond Rating Service Limited ("DBRS") has confirmed, as of September 22, 2006, a stability rating of STA-3 (low) with respect to the IPSs. Similar to units of income funds rated STA-3, IPSs rated STA-3 are considered by DBRS to have good stability and sustainability of distributions per IPS. See "Description of IPSs".

It is important for an investor to consider the particular risk factors that may affect the stability of the distributions paid by the Company on IPSs. See, for example, "Revenue May be Reduced Upon Expiration or Termination of PPAs", "Predicting Project Cash Flows Over the Long Term Is Difficult", "Financing Arrangements Could Impact the Business of the Company" and "Sufficient Capital May Not be Available to Fund Acquisitions, Investments, Expansions or Capital Expenditures" under the heading "Risk Factors" in the AIF (as defined herein) incorporated by reference herein.

BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc. and Dundee Securities Corporation (collectively, the "Underwriters"), as principals, conditionally offer the Securities, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Company by Goodmans LLP and Goodwin Procter LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Affiliates of BMO Nesbitt Burns Inc. are lenders to a subsidiary of the Company under an existing credit facility and the Acquisition Credit Facility (as defined herein). The Company intends to use a portion of the proceeds from the Offering to repay a portion of its indebtedness under the Acquisition Credit Facility. Consequently, the Company may be considered a "connected issuer" of BMO Nesbitt Burns Inc. under applicable securities laws. See "Use of Proceeds" and "Plan of Distribution".

Subscriptions for the IPSs and the Debentures will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. Book-entry only certificates representing the IPSs and/or the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") or its nominee as registered global securities and will be deposited with CDS on the date of issue of the IPSs and/or the Debentures, which is expected to occur on or about October 11, 2006 or such later date as the Underwriters and the Company may agree, but in any event no later than October 31, 2006. Holders of IPSs and/or Debentures will not be entitled to receive physical certificates representing their Securities. See "Plan of Distribution", "Description of IPSs" and "Description of Debentures".

Subscribers under the Offering will be eligible to receive the distribution in the amount of Cdn$0.0884 per IPS anticipated to be paid by the Company on or about November 30, 2006 to IPS holders of record on October 31, 2006.

The Guarantors (as defined herein) are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or reside outside of Canada. Although the Guarantors have appointed the Company, Suite 1900, 555 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8 as their agent for service of process in Canada, it may not be possible for investors to collect from the Guarantors judgments obtained in Canadian courts predicated on civil liability provisions of securities legislation.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Atlantic Power Management, LLC, (the "Manager") the manager of the Company, at 200 Clarendon Street, 55th Floor, Boston, Massachusetts, U.S.A., 02117, telephone 617.531.6379. For the purpose of the Province of Québec, this simplified short form prospectus contains information to be completed by consulting the permanent information

record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Manager at the above-mentioned address and telephone number. In addition, copies of the documents incorporated by reference herein may be obtained from the securities commissions or similar authorities in Canada through the Internet at www.sedar.com.

The following documents, filed with the securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the annual information form of the Company dated March 30, 2006 (the "AIF"), including the business acquisition report of the Company dated November 21, 2005 filed in connection with the Company's acquisition of Epsilon Power Partners, LLC (which is incorporated by reference in the AIF), excluding the references contained therein that provide that the interim unaudited consolidated financial statements of Epsilon Power Partners, LLC for the three and six month periods ended June 30, 2005 were not reviewed by the auditors of Epsilon Power Partners, LLC;

(b) the management information circular of the Company dated May 10, 2006 distributed in connection with the annual meeting of shareholders held on June 7, 2006;

(c) the consolidated financial statements of the Company for the year ended December 31, 2005 and the period from November 18, 2004 to December 31, 2004, together with the notes thereto and the auditors' report thereon;

(d) management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2005;

(e) the unaudited consolidated interim financial statements of the Company for the three and six months ended June 30, 2006 and 2005, together with the notes thereto;

(f) management's discussion and analysis of financial condition and results of operations of the Company for the three and six months ended June 30, 2006;

(g) the material change report of the Company dated September 21, 2006 filed in connection with the increase in annual per IPS cash distributions and the Acquisition; and

(h) the material change report of the Company dated September 21, 2006 filed in connection with the Offering.

Any material change reports (excluding confidential reports), business acquisition reports, interim financial statements, annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations in respect of the periods covered by such interim or annual financial statements, annual information forms and management information circulars filed by the Company with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

MEANING OF CERTAIN REFERENCES

Throughout this short form prospectus, unless otherwise indicated, all references to "GAAP" or "Canadian GAAP" are to accounting principles generally accepted in Canada. The financial statements of the Company contained in this short form prospectus have been prepared in accordance with GAAP. The historical financial statements of Trans-Elect NTD Holdings Path 15, LLC ("Path 15 Holdco") included in this short form prospectus have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") which conforms in all significant respects with Canadian GAAP.

CURRENCY AND EXCHANGE RATE INFORMATION

In this short form prospectus, references to "Cdn$" and "Canadian dollars" are to the lawful currency of Canada and references to "$", "US$" and "U.S. dollars" are to the lawful currency of the United States. All dollar amounts herein are in U.S. dollars, unless otherwise stated.

The business of the Projects (as defined below) and Path 15 Holdco is conducted primarily in the United States and their revenues and expenses are denominated, earned and incurred primarily in U.S. dollars. Accordingly, the *pro forma* consolidated financial statements of the Company and the historical financial statements of Path 15 Holdco included in this short form prospectus are presented in U.S. dollars. The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar, expressed in Canadian dollars, the average of such exchange rates on the last day of each month during such period and the exchange rate at the end of such period, based on the noon rate in Canadian dollars as quoted by the Bank of Canada (the "Noon Buying Rate"). On September 29, 2006, the Noon Buying Rate was US$1.00 = Cdn$1.1153.

	Six Months Ended June 30,		12 Months Ended December 31,	
	2006	2005	2005	2004
High	$1.1726	$1.2704	$1.2704	$1.3968
Low	$1.0990	$1.1987	$1.1507	$1.1774
Average	$1.1384	$1.2352	$1.2116	$1.3015
Period End	$1.1150	$1.2256	$1.1659	$1.2036

Source: Bank of Canada

FORWARD-LOOKING STATEMENTS

Certain statements in this short form prospectus are "forward-looking statements", which reflect the expectations of the Manager regarding future growth, results of operations, performance and business prospects and opportunities of the Company, Atlantic Holdings, the Projects and Path 15 Holdco. Such forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date of this short form prospectus. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under "Risk Factors". Although the forward-looking statements contained in this short form prospectus are based upon what are believed to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this short form prospectus and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

PROSPECTUS SUMMARY

The following is a summary of certain information contained in this short form prospectus and should be read together with the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this short form prospectus. Reference is made to the "Glossary of Terms" for definitions of certain terms used in this short form prospectus.

Atlantic Power Corporation

The Company is a corporation continued under the laws of the Province of British Columbia on July 8, 2005. The Company, through Atlantic Holdings, owns interests in a diversified portfolio of 15 power generation projects and one electric transmission project (collectively, the "Projects", and individually, a "Project") located predominantly in major markets in the United States. Fifteen of the Projects are located in nine states in the U.S. and one Project is located in Jamaica The power generation Projects have an aggregate gross electric generation capacity of approximately 2,160 MW, and Atlantic Holdings' net economic interest in the electric generation capacity of the Projects is approximately 860 MW.

Background to the Offering and Use of Proceeds

On September 15, 2006, the Company, through a subsidiary of Atlantic Holdings, completed the indirect acquisition (the "Acquisition") of 100% of the equity interests in Path 15 Holdco. Path 15 Holdco (indirectly through Trans-Elect NTD Path 15, LLC ("Path 15 Opco")) owns approximately 72% of the transmission system rights ("TSRs") in the transmission line upgrade along the Path 15 transmission corridor located in central California (the "Path 15 Project"). The purchase price for Path 15 Holdco was partially financed through borrowings under a term loan credit facility (the "Acquisition Credit Facility") in the amount of $88 million, which was drawn on the closing of the Acquisition. Approximately Cdn$42 million of the net proceeds of the Offering will be used to repay a portion of the amount outstanding under the Acquisition Credit Facility. See "Path 15 Project — Acquisition Credit Facility" and "Use of Proceeds".

The remaining portion of the net proceeds of the Offering (approximately Cdn$99 million) will be used by the Company to indirectly redeem equity interests of Atlantic Holdings held by subsidiaries of ArcLight Energy Partners Fund I, L.P. ("Fund I"), ArcLight Energy Partners Fund II, L.P. ("Fund II") and another investor (collectively, the "Existing Investors") pursuant to the liquidity rights granted to the Existing Investors at the time of the Company's initial public offering. On September 12, 2006, the Existing Investors delivered a liquidity notice to Atlantic Holdings requesting Atlantic Holdings to purchase, for cancellation, a portion of their common membership interests and Class B preferred membership interests in Atlantic Holdings.

Following closing of the Offering and the transactions contemplated hereby, the Company will have increased its ownership in Atlantic Holdings from 70.1% to an approximate 86% common membership interest in Atlantic Holdings. The Existing Investors will hold an approximate 14% common membership interest in Atlantic Holdings.

THE OFFERING

Offering:	8,531,000 IPSs and Cdn$60,000,000 aggregate principal amount of Debentures.
Price:	Cdn$10.55 per IPS and Cdn$1,000 per Debenture.
Gross Proceeds of the Offering:	Cdn$150,002,050.
Expected Closing Date of the Offering:	On or about October 11, 2006.
IPS Attributes:	
IPS Components:	Each IPS represents: (a) one Common Share; and (b) Cdn$5.767 aggregate principal amount of Subordinated Notes. The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a share split, consolidation or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.
Separation and Recombination:	Holders of IPSs have the right to separate the IPSs into Common Shares and Subordinated Notes at any time. Separation of the IPSs will occur automatically upon a repurchase, redemption or maturity of the Subordinated Notes. Similarly, holders of Common Shares and Subordinated Notes may, at any time, combine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs. See "Description of IPSs".
Rating:	DBRS has confirmed, as of September 22, 2006, a stability rating of STA-3 (low) with respect to the IPSs. Similar to units of income funds rated STA-3, IPSs rated STA-3 are considered by DBRS to have good stability and sustainability of distributions per IPS. See "Description of IPSs".
Debenture Attributes:	
Debentures Outstanding:	Cdn$60,000,000 aggregate principal amount of Debentures will be outstanding following the completion of the Offering.
Market:	The TSX has conditionally approved the listing of the Debentures. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before December 21, 2006.
Interest Rate:	6.25% per annum.
Payment Dates:	Interest will be payable semi-annually in arrears on April 30 and October 31 in each year (or the immediately following business day if any interest payment date would not otherwise be a business day) commencing on April 30, 2007. The April 30, 2007 interest payment will represent accrued interest for the period from the closing date of the Offering up to, but excluding April 30, 2007. See "Description of Debentures — General".
Maturity Date:	The Debentures will mature on October 31, 2011.
Conversion:	Each Debenture will be convertible into IPSs at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Company for redemption of the Debentures, at a conversion price of Cdn$12.40 per IPS, being a ratio of approximately 80.6452 IPSs per

Cdn$1,000 principal amount of Debentures, subject to adjustment in accordance with the trust indenture governing the terms of the Debentures. See "Description of Debentures — Conversion Privilege".

Redemption: The Debentures may not be redeemed by the Company on or before October 31, 2009 (except in the case of a change of control). Thereafter, but prior to the Maturity Date, the Debentures may be redeemed by the Company, in whole or in part from time to time, at the option of the Company, on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the weighted-average trading price of the IPSs on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is at least 125% of the Conversion Price. See "Description of Debentures — Redemption and Purchase".

Payment Upon Redemption or Maturity: On redemption or on the Maturity Date, the Company will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee (as defined herein) in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. See "Description of Debentures — Payment Upon Redemption or Maturity".

Put Right Upon a Change of Control: Upon the occurrence of certain change of control events involving the Company or Atlantic Holdings, each holder of Debentures may require the Company to purchase, on the date which is within 30 days following the giving of notice of the Change of Control (the "Put Date"), all or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, up to, but excluding, the Put Date. See "Description of Debentures — Put Right Upon a Change of Control"

Security and Guarantees: The Debentures will be secured by a pledge of the Company's membership interests in Atlantic Holdings and will be guaranteed by Atlantic Holdings and certain of Atlantic Holdings' direct and indirect wholly-owned subsidiaries at the time of the closing of the Offering. The guarantee of Atlantic Holdings will be secured by a pledge of the membership interests of Teton Power Funding, LLC and Epsilon Power Funding, LLC (the "Project Holding Entities") and the guarantees of certain of Atlantic Holdings' direct and indirect wholly-owned subsidiaries will be secured by pledges of the membership interests or other securities they hold in subsidiary entities subject to the provisions of agreements governing or affecting interests in such subsidiaries which may restrict or prevent pledges in certain cases. See "Description of Debentures — Security and Guarantees".

Ranking: The Debentures will be secured indebtedness of the Company, will rank senior to Subordinated Indebtedness including the Subordinated Notes, but will rank junior to Senior Secured Indebtedness including indebtedness outstanding under the Company's amended credit facility (the "Amended Credit Facility") and the Acquisition Credit Facility. Additionally, the Debentures will rank senior to any unsecured indebtedness of the Company (including trade payables) to the extent of the security therefor. See "Description of Debentures — Ranking".

Risk Factors:	Prospective purchasers should carefully review and evaluate certain risk factors relating to an investment in the Debentures, including: • repayment of the Debentures; • trading market for Debentures; • prior ranking indebtedness; • absence of covenant protection; • redemption prior to maturity; • inability of the Company to purchase Debentures; and • conversion following certain transactions. See "Risk Factors — Risks Related to the Debentures".

THE COMPANY, ATLANTIC HOLDINGS, THE MANAGER AND ARCLIGHT

The Company

The Company is a corporation continued under the laws of the Province of British Columbia on July 8, 2005. The registered office of the Company is located at 355 Burrard Street, Suite 1900, Vancouver, British Columbia, V6C 2G8 and the head office of the Company is located at 200 Clarendon Street, 55th Floor, Boston, Massachusetts, USA 02117. The Company, through Atlantic Holdings, owns interests in the Projects, which are located predominantly in major markets in the United States. Fifteen of the Projects are located in nine states in the U.S. and one Project is located in Jamaica. The power generation Projects have an aggregate gross electric generation capacity of approximately 2,160 MW, and Atlantic Holdings' net economic interest in the electric generation capacity of the Projects is approximately 860 MW.

The Company currently holds 70.1% of the common membership interests and all of the outstanding Class A preferred membership interests in Atlantic Holdings. The Existing Investors hold 29.9% of the common membership interests and all of the Class B preferred membership interests in Atlantic Holdings. Following completion of the Offering and the transactions contemplated hereby, the Company will hold approximately 86% of the common membership interests all of the Class A preferred membership interests and all of the senior membership interests in Atlantic Holdings and the Existing Investors will hold approximately 14% of the common membership interests and all of the Class B preferred membership interests in Atlantic Holdings. The senior membership interests will be issued by Atlantic Holdings to the Company in exchange for the net proceeds of the sale of the Debentures under the Offering.

Atlantic Holdings

Atlantic Holdings is a Delaware limited liability company. The registered office of Atlantic Holdings is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware, USA 19808 c/o Corporation Service Company and the head office of Atlantic Holdings is located at 200 Clarendon Street, 55th Floor, Boston, Massachusetts, USA 02117. In connection with the Offering, the limited liability company agreement (the "LLC Agreement") governing Atlantic Holdings will be amended to create a new class of senior membership interests that will be issued to the Company in exchange for the net proceeds of the sale of the Debentures under the Offering. In addition, as a result of the redemption of membership interests of Atlantic Holdings held by the Existing Investors using a portion of the proceeds of the Offering, the ownership interest in Atlantic Holdings held by the Existing Investors will fall below 20% and, pursuant to the terms of the LLC Agreement, the Existing Investors will only be entitled to appoint one manager to the board of managers of Atlantic Holdings. Consequently, effective on Closing, Robb Turner will resign as a manager of Atlantic Holdings. In order to maintain the size of the board of managers of Atlantic Holdings following Mr. Turner's resignation (which, under the current terms of the LLC Agreement, would decrease to six managers), the amendments to the LLC Agreement will provide that the size of the board of managers will remain at seven managers. The board of managers has approved the appointment of Patrick Welch, the chief financial officer of the Manager, to fill the vacant position on the board of managers.

The Manager

The Manager is a Delaware limited liability company owned by investment funds managed by ArcLight Capital Partners, LLC ("ArcLight"). The Manager provides management and administrative services to the Company and its subsidiaries pursuant to the terms of a management agreement dated as of November 10, 2004. The Manager manages the business with the primary objective of providing holders of IPSs with stable and sustainable cash distributions in the form of interest payments on the Subordinated Notes and dividends on the Common Shares. The Manager is also focused on identifying additional acquisitions and investments for the Company, including acquisitions of, or investments in, power, energy, utility and infrastructure assets primarily in Canada and the U.S.

ArcLight

ArcLight was founded in 2001 and is a leading specialized private equity firm exclusively focused on the energy industry. Through its three private equity funds, ArcLight manages over $4.6 billion of private equity

capital, of which nearly $2.5 billion has already been committed or invested in over 60 transactions. ArcLight has substantial investments in power generation, gas storage, gas distribution, coal mining, distributed generation, cogeneration and other combined heat and power facilities, electric power transmission and oil and gas production assets.

Recent Developments

The following is a summary of the significant developments in the operations and affairs of the Company which have occurred since December 31, 2005.

Acquisition of Path 15 Holdco

On September 15, 2006, the Company, through a subsidiary of Atlantic Holdings, completed the acquisition of 100% of the equity interests in Path 15 Holdco from New Transmission Development Company, United States Power Fund, L.P., Cardinal Power Funding, LLC (an affiliate of ArcLight) and KB TransValley LLC (collectively, the "Vendors"). Path 15 Holdco (indirectly through Path 15 Opco) owns approximately 72% of the TSRs in the transmission line upgrade along the Path 15 transmission corridor located in central California. The purchase price for the equity interests in Path 15 Holdco was approximately $85.5 million. In connection with this transaction, the Company, through Atlantic Holdings, entered into the Acquisition Credit Facility in the amount of $88 million, which was drawn on the closing of the Acquisition. For further details on the Acquisition see "Path 15 Project".

Increase in the Company's Distributions

On September 15, 2006, the Company announced an increase in its monthly distribution on the IPSs by Cdn$0.0025 per IPS per month (Cdn$0.03 annually). The first distribution at the increased rate will be paid on or about October 31, 2006 to IPS holders of record on September 29, 2006.

PATH 15 PROJECT

Overview

The Path 15 Project is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor in central California to help alleviate what has been a chronic north-south transmission congestion point. The Path 15 Project, along with two other previously existing transmission lines in the corridor, are the only significant connection points between the electrical grids of northern and southern California. Commencing commercial operations in December 2004, the Path 15 Project increased transmission capacity from southern to northern California by approximately 1,500 MW to 5,400 MW (approximately enough electricity to power 1.5 million households), and increased transmission capacity from northern to southern California by approximately 1,100 MW. This transmission line facilitates the movement of power from the Pacific Northwest to southern California in the summer months and from generators in southern California to northern California in the winter months.

The Western Area Power Administration (the "WAPA"), a federal power marketing entity that was active in the development and construction of the Path 15 Project, owns the transmission line and real estate rights associated with the Path 15 Project, while Path 15 Opco owns 72% of the TSRs associated with the Path 15 Project. The WAPA is also responsible for the operation and maintenance of the Path 15 Project at the expense of Path 15 Opco. The TSRs entitle Path 15 Opco to receive revenues that are regulated and approved by the United States Federal Energy Regulatory Commission (the "FERC"), currently being collected and remitted to owners of TSRs by the California Independent System Operator (the "CAISO"). The revenue received by Path 15 Opco bears minimal operation risk since rates are based on a FERC-determined revenue requirement. As such, in the event the Path 15 Project experiences a temporary lapse in service, Path 15 Opco would continue to receive monthly tariff payments from the CAISO.

The CAISO is a not-for-profit corporation that acts as a clearinghouse to settle third-party transactions involving the purchase and sale of power in California. In order for transmission facilities to become part of the transmission grid in California, owners of transmission assets must place their assets under the operational

control of the CAISO by entering into a standard transmission control agreement with the CAISO. The CAISO-operated grid encompasses approximately 75% of California for which the CAISO is responsible for matching net generation and loads. In general, the CAISO coordinates the dispatch of power generation, and manages the reliability of, and provides open access to, the transmission grid. The CAISO is responsible for charging transmission users for service through a transmission access charge ("TAC") and remits the TAC payments to the owners of the transmission assets.

Path 15 Opco has entered into a transmission control agreement with CAISO pursuant to which Path 15 Opco assigned its TSRs to the CAISO. In return for this assignment, Path 15 Opco receives compensation in the form of FERC-approved tariff rates remitted by the CAISO. The amount of tariffs paid to Path 15 Opco are not dependent upon the amount of capacity represented by the TSRs, the usage of the transmission capacity represented thereby or the availability of such transmission capacity. Rather, the amounts paid to Path 15 Opco are based upon permitted rates of return determined by FERC using a "cost of service" methodology. Based upon the rates of return established by the FERC, the CAISO sets system-wide TACs (which are collected from utilities and other service providers) at levels that are expected to produce the specific revenue targets established for transmission owners.

Acquisition Rationale

The Manager believes that the Acquisition is consistent with the Company's objective to make accretive investments that sustain and grow its cash distributions per IPS and is in the best interests of the Company. The Acquisition provides the following benefits to the Company:

Long-Term Source of Regulated Cash Flow

The revenue stream associated with the Path 15 Project represents a stable revenue stream, based on tariff rates regulated and approved by the FERC. It is anticipated that these revenues will decline modestly over time on a 30-year straight-line basis. Path 15 Opco receives payments from the CAISO based on approved revenue requirements. As a result, this revenue stream is not exposed to the risks that may arise from volatility in the volume of power generation and usage of the transmission system. In the event of a temporary lapse in service, Path 15 Opco would continue to receive monthly tariff payments.

The Path 15 Project is owned and operated by the WAPA, an experienced operator of transmission lines that operates and maintains approximately 17,000 miles of transmission lines, providing its customers with economical and reliable energy transmission. The operations of the Path 15 Project consist entirely of the transmission of electric power, which is not subject to the volatility that may arise from changes in the price of electricity or fuel.

Further Diversification

The Acquisition further diversifies the Company's portfolio of projects and expands the number of different operators that the Company relies on for its operation of the Projects.

Greater Scale and Liquidity

If the Acquisition and the Offering had been completed on January 1, 2005, on a *pro forma* basis the Company would have generated revenue of approximately $221 million for the 12 months ended December 31, 2005, an increase of approximately 19% over the amount of revenue that was generated. In addition, the book value of the Company's total assets, as at June 30, 2006, would have increased by approximately 34% as a result of the Acquisition. The issuance of additional IPSs to finance the Acquisition will increase the number of outstanding IPSs and the Manager expects that this will increase the volume of trading of the IPSs.

Structure of Path 15 Holdco

The following chart illustrates the structure of Path 15 Holdco and the Company's indirect interest in the Path 15 Project.



Atlantic Holdings
100% Ownership Interest
Harbor Capital Holdings, LLC
100% Ownership Interest
Harbor Transmission, LLC
100% Ownership Interest
Path 15 Holdco
$51.9 million debt amortizes through 2023
No day-to-day operational responsiblilties
100% Ownership Interest
Path 15 Opco
$88.9 million debt amortizes through 2028
$3.8 million construction loan payable 2007
Owns 72% of TSRs
Interface with the CAISO and other stakeholders
Prepares regulatory filings
Approves and funds O&M budget
TSRs
Capital, O&M Funding
TACs
TSRs Assigned
Western Area Power Administration ("WAPA")
Construct, Own & Maintain Line
Path 15 Project
Operate & Dispatch
California Independent System Operator ("CAISO")

Regulation

The FERC's cost-of-service approach in setting rates allows the owner of transmission assets to receive annual revenues that provides the owner with the recovery of any prudently incurred operating costs, depreciation, income taxes and a return on capital. As of the date hereof, the FERC is in the final stages of approving the revenue requirement for 2005 to 2007. The revenue requirement approved for the Path 15 Project is subject to re-approval once every three years commencing in 2008. The Manager expects the FERC to continue to apply the cost-of-service methodology in its revenue requirement determinations.

The major components of the annual revenue requirement are:

- Operating Expense: Includes prudently incurred operations, maintenance, taxes (other than income taxes), administrative and general expenses incurred by the WAPA and Path 15 Opco.
- Income Tax: An allowance that provides for the recovery of deemed income taxes associated with the transmission business, which is calculated based on Path 15 Opco's taxable income.
- Depreciation: An allowance for a return of capital that provides for the depreciation of the regulated asset base, as approved by the FERC. This amount is based on the total cost of the asset.
- Return on Investment: A fair return on the capital invested or rate base taking into account the debt and common equity of the transmission business, a capital structure consisting of 50% debt and 50% equity.

The actual rate base used in calculating the return on investment component of the revenue requirement is intended to include all costs prudently incurred in the development, financing and construction of the Path 15 Project. For any given year, the rate base is comprised of:

- Net Plant in Service: Project regulatory book value, net of accumulated depreciation. The initial book value will be set at or near the original capital cost of the Path 15 Project, based on the approval of construction costs.
- Path 15 Opco's working capital.
- The balance of Path 15 Opco's prepaid accounts and reserves.
- A reduction based on Path 15 Opco's deferred taxes.

Certain specific amounts initially allowed in the rate base for Path 15 Opco for these categories are currently the subject of a review by the FERC. In addition, an initial FERC order permitting Path 15 Opco to include a tax allowance in its rates has been challenged in the United States Court of Appeals for the District of Columbia Circuit. As of the date hereof, these proceedings are still pending. An adverse finding in these proceedings could result in Path 15 Opco being required to refund a portion of the amounts collected since December 2004, and/or reduce the return on investment portion of rates. A portion of the purchase price for the interests in Path 15 Holdco was placed in escrow pending final resolution of the ratemaking issues being considered by the FERC, the details of which are described below under "— Purchase and Sale Agreement". See "Risk Factors — Risks Relating to the Path 15 Project — Unresolved Ratemaking Issues Under FERC Review Could Adversely Affect Cash Flows" and "— Income Tax Allowances Included by Path 15 Opco in its Rates have been Challenged by Certain Parties and Path 15 Opco may be Subject to a Refund Liability".

The return on investment component of the annual revenue requirement is determined based on an approved weighted average cost of capital ("WACC") applied to the current rate base. Each utility's WACC is approved by the FERC in ratemaking proceedings. For a discussion on pending ratemaking proceedings, please see "Risk Factors — Risks Related to the Path 15 Project — Unresolved Ratemaking Issues Under FERC Review Could Adversely Affect Cash Flows".

FERC-Approved Ratemaking Inputs

In June 2002, prior to the construction of the Path 15 Project, the FERC approved the following ratemaking inputs to apply specifically to the Path 15 Project:

- Depreciation: 30-year straight-line return on investment and any additional capex.
- Income Tax: Standard gross-up of equity return on investment for income tax.
- Return on Investment: Level revenue requirement for the first three years of the operation of the Path 15 Project based on an assumed capital structure comprised of 50% debt and 50% equity for the purpose of determining Path 15 Opco's WACC and a 13.5% after-tax return on equity.

Applying the principles described above, in October 2004 (just prior to the completion of construction of the Path 15 Project), Path 15 Opco established its current revenue requirement, totalling $36.0 million annually.

Project-Level Financing

As of the date hereof, there is fixed rate, amortizing debt outstanding at both Path 15 Opco ($88.9 million) and Path 15 Holdco ($51.9 million). In addition, Path 15 Opco has outstanding a short-term loan due in 2007. This indebtedness is non-recourse to the Company and Atlantic Holdings.

Purchase and Sale Agreement

Pursuant to a purchase and sale agreement dated as of June 28, 2006 (the "Purchase and Sale Agreement"), a subsidiary of Atlantic Holdings agreed to purchase all of the equity interests in Path 15 Holdco, for a purchase price of approximately $85.5 million. In addition, non-recourse debt at Path 15 Opco and Path 15 Holdco combined of approximately $144.4 million remains in place. The Acquisition was completed on September 15,

2006 following receipt of FERC approval and in accordance with the Purchase and Sale Agreement. $24.1 million of the purchase price was placed in escrow pending final resolution of two ratemaking issues being considered by the FERC. If the FERC's resolution of the outstanding rate issues is favourable to Path 15 Opco, a portion or all of the amount held in escrow will be released to the Vendors in accordance with a formula set forth in the Purchase and Sale Agreement. If the FERC's resolution of the outstanding rate issues is not favourable to Path 15 Opco, the purchase price for the Acquisition will be reduced in accordance with a formula set forth in the Purchase and Sale Agreement and a portion or all of the amount held in escrow will be returned to Atlantic Holdings. The Purchase and Sale Agreement includes representations and warranties that are customary for a transaction of this nature, including representations and warranties relating to certain fundamental matters of corporate existence, capacity and authorization, as well as operational and business matters relating to Path 15 Holdco and Path 15 Opco. The representations and warranties relating to certain fundamental matters survive until the expiry of applicable limitation periods, while those regarding operational and business matters relating to Path 15 Holdco and Path 15 Opco survive for a period of six months following closing. Atlantic Holdings has also agreed to waive and hold the Vendors harmless against any claims with respect to environmental matters.

Acquisition Credit Facility

Atlantic Holdings arranged the Acquisition Credit Facility to provide for a term loan of up to $100 million to assist in financing the Acquisition. The Acquisition Credit Facility was drawn in the amount of $88 million upon the closing of the Acquisition. Loans under the Acquisition Credit Facility bear interest at a rate equal to a Eurodollar Rate or a U.S. Base Rate, plus an applicable margin to those rates. The Acquisition Credit Facility matures on September 14, 2007 unless repaid earlier in accordance with its terms. Amounts drawn under the Acquisition Credit Facility are secured by a guarantee by the Company and a pledge of the Company's membership interests in Atlantic Holdings and are guaranteed by certain of its direct and indirect, wholly-owned subsidiaries. The obligations of Atlantic Holdings are secured by a pledge of its membership interests in the Project Holding Entities and the guarantees of certain of Atlantic Holdings' direct and indirect wholly-owned subsidiaries are secured by pledges of the membership interests or other securities they hold in subsidiary entities subject to the provisions of agreements governing or affecting interests in such subsidiaries which may restrict or prevent pledges in certain cases. The Company intends to use approximately Cdn$42 million of the net proceeds of the Offering to repay a portion of the outstanding balance under the Acquisition Credit Facility. The remainder of the outstanding balance under the Acquisition Credit Facility is expected to be repaid with the proceeds of a long-term loan which is anticipated to be put in place during the fourth quarter of 2006. See "Use of Proceeds".

The Acquisition Credit Facility contains customary representations, warranties, covenants (including restrictions on incurring additional indebtedness), conditions to funding and events of default.

The Acquisition Credit Facility is a direct obligation of Atlantic Holdings and is guaranteed by certain of the entities from which the Company receives its cash distributions and as a result, the amounts owing under the Acquisition Credit Facility and any interest thereon will be payable in priority to any cash distributions to holders of IPSs.

Amended Credit Facility

The Company has amended its existing revolving credit facility to facilitate the completion of the Acquisition as well as to make certain other related changes, including to provide for a cross-default to the Acquisition Credit Facility.

At or prior to the closing of the Offering, it is anticipated that the revolving credit facility and the Acquisition Credit Facility will be further amended to provide for the Debentures and related security. It is anticipated that the amended revolving credit facility and Acquisition Credit Facility will also include cross-default provisions under which certain defaults and breaches under the Debentures will constitute an event of default under such credit facilities.

STRUCTURE OF THE COMPANY

The following chart illustrates the principal structural and legal relationships through which the Company's operations will be conducted immediately after giving effect to the Offering, the use of proceeds and the Acquisition. Certain holding entities through which Teton Power Funding, LLC, Epsilon Power Funding, LLC and Harbor Capital Holdings, LLC indirectly hold interests in the Projects are omitted from this chart.



Investors Owning Debentures
Public Investors
Investors Owning only Subordinated Notes
Debentures (Cdn $60 million)
Common Shares (100%)
Subordinated Notes (Cdn$304.9 million)
Subordinated Notes (Cdn$36.5 million)
The Company
Existing Investors
Common Membership Interests (14.1%)
Class B Preferred Membership Interests (100%)
Common Membership Interests (85.9%)
Class A Preferred Membership Interests (100%)
Senior Membership Interests (100%)
100%
Manager
Management Agreement
Atlantic Holdings
100%
100%
100%
100%
Teton Power Funding, LLC
Epsilon Power Funding, LLC
Umatilla Power Funding, LLC
Harbor Capital Holdings, LLC
Badger Creek
50.0%
50.0%
Orlando
JPPC
24.1%
49.9%
Pasco
Koma Kulshan
49.8%
29.5%
Rumford
Lake
100%
18.5%(1)
Selkirk
Mid-Georgia
50.0%
50.0%
Stockton
Onondaga
100%
50.0%
Topsham
18.9%
40.0%(1)
Javelin
Delta-Person
95.0%(1)
9.0%(1)
Gregory
Rumford
40.0%
100%
Chambers
Harbor Transmission LLC
100%
Path 15 Holdco
100%
Path 15 Opco

(1) Represents Atlantic Holdings' estimate of its share of the cash flow from the Project.

USE OF PROCEEDS

The net proceeds to the Company of the Offering of approximately Cdn$141 million will be used by the Company, directly or indirectly, for the following purposes: (i) approximately Cdn$99 million to redeem equity interests of Atlantic Holdings held by the Existing Investors; and (ii) approximately Cdn$42 million to partially repay the Acquisition Credit Facility.

After giving effect to the issuance of Securities pursuant to the Offering and the transactions contemplated hereby, the Company will own an approximate 86% common membership interest in Atlantic Holdings and the Existing Investors will own an approximate 14% common membership interest in Atlantic Holdings.

CONSOLIDATED CAPITALIZATION OF THE COMPANY

The table below sets out the consolidated capitalization of the Company. The historical amounts at December 31, 2005 and at June 30, 2006 were derived from the consolidated balance sheets of the Company as at December 31, 2005 and June 30, 2006, which are incorporated by reference in this short form prospectus. The *pro forma* amounts at June 30, 2006 give effect to the Acquisition, the Offering and the use of proceeds, as described herein.

	At December 31, 2005 Historical	At June 30, 2006 Historical	At June 30, 2006 Pro Forma
	(000's)	(000's)	(000's)
Indebtedness:			
Revolving credit facility	$ 10,000	$ —	$ —
Long-Term Debt, including current portion(1)	246,040	234,801	450,457
Debentures(2)	—	—	53,144
Subordinated Notes and Separate Subordinated Notes(3)	251,844	262,352	305,078
	$507,884	$497,153	$808,679
Shareholders' Equity:			
Common Stock(3)	$148,025	$148,025	$184,364(4)
Common Shares (Authorized — Unlimited)	44,339.5	44,339.5	52,870.5

(1) Excludes the Subordinated Notes and Separate Subordinated Notes. Total long-term liabilities, including the Subordinated Notes and Separate Subordinated Notes, was $719,085 at December 31, 2005 and $688,269 at June 30, 2006.

(2) Converted to U.S. dollars at the Bank of Canada's closing rate on September 20, 2006 of U.S.$1.00 equals Cdn$1.129.

(3) Historical amounts converted to U.S. dollars at the Bank of Canada's closing rate on the applicable balance sheet date. Adjustments to give effect to the Acquisition and the Offering converted at the Bank of Canada's closing rate on September 20, 2006 of U.S.$1.00 equals Cdn$1.129.

(4) Includes proceeds of the offering of IPSs of approximately $36,339 net of commissions and transaction costs attributable to the Common Shares.

EARNINGS COVERAGE RATIOS

The *pro forma* earnings coverage ratio set forth below has been prepared using *pro forma* financial information which has been prepared in accordance with Canadian GAAP. The *pro forma* earnings assume that there are no additional earnings derived from indebtedness incurred since June 30, 2006. Earnings coverage is equal to net income before interest expense on all long-term debt and income taxes, divided by interest expense on long-term debt (after giving effect to the Offering and the Acquisition and the repayment of a portion of the Acquisition Credit Facility as described herein).

In accordance with the presentation and measurement requirements of Canadian GAAP and after giving effect to the Offering, the Acquisition and the repayment of a portion of the Acquisition Credit Facility, the Company's *pro forma* interest requirements for all long-term debt, including the current portion, would have amounted to approximately $46.0 million and approximately $51.0 million for the 12 months ended December 31, 2005 and June 30, 2006, respectively. The Company's earnings before interest and income tax for the 12 months ended December 31, 2005 and June 30, 2006, respectively, was approximately $31.4 million and approximately $39.8 million which is 0.68 and 0.78 times the Company's *pro forma* interest requirements for the period. The additional earnings required to achieve an earnings coverage ratio of 1.0 would have been approximately $14.6 million and approximately $11.1 million for the 12 months ended December 31, 2005 and June 30, 2006, respectively.

The Company's *pro forma* earnings before interest and taxes after giving effect to the earnings of Path 15 Holdco for the year ended December 31, 2005 would have been approximately $60.7 million resulting in a *pro forma* earnings coverage ratio of 1.32.

The Company has determined that the fair value of the holder option embedded in the Debentures will be nominal at the time of issue and as a result the entire amount of the Debentures has been classified as a liability.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the relevant period, date of payment and the per IPS amount of the distributions paid by the Company on the IPSs from inception (in Canadian dollars):

Period	Payment Date	Per IPS Amount (Cdn$)
November 2004	January 31, 2005	0.0361[(1)]
December 2004	January 31, 2005	0.0834
January 2005	February 28, 2005	0.0834
February 2005	March 31, 2005	0.0834
March 2005	April 29, 2005	0.0834
April 2005	May 31, 2005	0.0834
May 2005	June 30, 2005	0.0834
June 2005	July 29, 2005	0.0834
July 2005	August 31, 2005	0.0834
August 2005	September 30, 2005	0.0834
September 2005	October 31, 2005	0.0859
October 2005	November 30, 2005	0.0859
November 2005	December 30, 2005	0.0859
December 2005	January 31, 2006	0.0859
January 2006	February 28, 2006	0.0859
February 2006	March 31, 2006	0.0859
March 2006	April 28, 2006	0.0859
April 2006	May 31, 2006	0.0859
May 2006	June 30, 2006	0.0859
June 2006	July 31, 2006	0.0859
July 2006	August 31, 2006	0.0859
August 2006	September 29, 2006	0.0859

(1) Includes distributions for the period from November 18, 2004, the date of completion of the IPO, to November 30, 2004.

The Company intends to continue to make distributions per IPS on a monthly basis in arrears on the last business day of each month to holders of record on the last business day of the preceding month. Subscribers who purchase IPSs pursuant to this Offering will be eligible to receive the distribution anticipated to be paid on or about November 30, 2006 to IPS holders of record on October 31, 2006.

On September 15, 2006, the Company announced an increase in its monthly distribution by Cdn$0.0025 per IPS per month (Cdn$0.03 annually). The first distribution at the increased rate will be paid on or about October 31, 2006 to IPS holders of record on September 29, 2006.

DESCRIPTION OF IPSs

The Company is offering 8,531,000 IPSs in this Offering. Each IPS represents:

- one Common Share; and
- Cdn$5.767 aggregate principal amount of Subordinated Notes.

The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a stock split, recombination or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.

DBRS confirmed, as of September 22, 2006, a stability rating of STA-3 (low) with respect to the IPSs. The stability rating is based on a rating scale developed by DBRS that provides an indication of both the stability and sustainability of an issuer's distributable income. Ratings categories range from STA-1 to STA-7, with STA-1 being the highest. DBRS further separates the ratings into high, middle and low to indicate where they fall within the ratings category. Ratings take into consideration the seven main factors of: (i) operating and industry characteristics; (ii) asset quality; (iii) financial profile; (iv) diversification; (v) size and market position; (vi) sponsorship/governance; and (vii) growth. Issuers rated at STA-3 are considered by DBRS to have good stability and sustainability of distributions per IPS, but performance may be more sensitive to economic factors, have greater cyclical tendencies, and may not be as well diversified as an issuer with a STA-2 rating, resulting in some potential for distributions per unit to fluctuate. Such issuers will not be above average in all areas of consideration, but will tend to outperform in many areas.

A stability rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by DBRS.

For additional information respecting the IPSs, including voluntary separation and recombination and automatic separation of the IPSs, see "Description of IPSs" at pages 36 to 39 of the AIF.

DESCRIPTION OF SUBORDINATED NOTES

Following completion of the Offering, there will be approximately Cdn$341 million aggregate principal amount of Subordinated Notes outstanding, including approximately Cdn$49 million aggregate principal amount of Subordinated Notes to be issued pursuant to the Offering. The Subordinated Notes will be issued under the Subordinated Note Indenture, among the Company, Atlantic Holdings, Computershare Trust Company of Canada, as trustee and certain others.

For additional information respecting the Subordinated Notes, including security and guarantees, optional redemption and restrictive covenants, see "Description of Subordinated Notes" at pages 39 to 44 of the AIF. The summary of certain provisions of the Subordinated Note Indenture in the AIF is subject to, and is qualified in its entirety by reference to, all the provisions of the Subordinated Note Indenture, a copy of which is available at www.sedar.com.

INFORMATION REGARDING GUARANTORS

The Subordinated Notes and the Debentures are secured by a pledge of the Company's membership interests in Atlantic Holdings and are guaranteed by Atlantic Holdings and Teton Power Funding, LLC, Epsilon Power Funding, LLC, MP Power LLC, Teton East Coast Generation LLC, Teton Fuels Mid-Georgia LLC, Teton Selkirk LLC, Badger Power Generation I LLC, Badger Power Generation II LLC, Baker Lake Hydro LLC, Dade Investment, L.P., Geddes II Company LLC, Geddes Cogeneration Company LLC, MEP Rumford, LLC, NCP Dade Power LLC, NCP Houston Power LLC, NCP Pasco LLC, NCP Perry LLC, Olympia Hydro LLC, Onondaga Cogeneration Limited Partnership, Orlando Power Generation I LLC, Orlando Power Generation II LLC, Stockton Cogen (II) LLC, Teton Operating Services, LLC and Teton New Lake, LLC (the "Guarantors"). The guarantee of Atlantic Holdings is secured by a pledge of its membership interests in Teton Power Funding, LLC and Epsilon Power Funding, LLC and the guarantees of certain of the Guarantors are secured by pledges of the membership interests or other securities they hold in subsidiary entities subject to the provisions of agreements governing or affecting interests in such subsidiaries which may restrict or prevent pledges in certain cases.

The consolidated financial statements of the Company include the consolidated financial results of the Company and its Guarantor and non-Guarantor subsidiaries. Summary consolidating financial information of the Company, the Guarantors and the non-Guarantor subsidiaries of the Company as at and for the six month period ended June 30, 2006 and the year ended December 31, 2005 is presented in the table below. The selected financial information for the Company and for the Guarantors includes certain investments in subsidiaries accounted for on a cost basis and is therefore not presented in accordance with GAAP.

SELECTED FINANCIAL INFORMATION

(000s)

	The Company		Guarantors		Non-Guarantor Subsidiaries of the Company		Consolidation Adjustments		Consolidated	
	As at and for the six months ended June 30, 2006	As at and for the year ended December 31, 2005	As at and for the six months ended June 30, 2006	As at and for the year ended December 31, 2005	As at and for the six months ended June 30, 2006	As at and for the year ended December 31, 2005	As at and for the six months ended June 30, 2006	As at and for the year ended December 31, 2005	As at and for the six months ended June 30, 2006	As at and for the year ended December 31, 2005
Statement of Operations and Deficit										
Project revenue	$ —	$ —	$ 514	$ 1,953	$112,623	$182,747	$ —	$ —	$113,137	$184,700
Project expenses	—	—	17	755	85,866	143,438	—	—	85,883	144,193
Project other income and (expenses)	—	—	38	34	1,742	7,715	—	—	1,780	7,749
Project income	—	—	535	1,232	28,499	47,024	—	—	29,034	48,256
Dividends received	22,983	38,460	41,588	81,968	—	—	(67,571)	(120,428)	—	—
Administrative and other expenses	26,340	33,958	(7,898)	(5,133)	—	—	2,162	17,401	20,604	46,226
Income (loss) before income taxes	(3,357)	4,502	53,021	88,333	28,499	47,024	(69,733)	(137,829)	8,430	2,030
Income taxes	502	2,468	(49)	71	—	—	—	—	453	2,539
Income (loss)	(3,859)	2,034	53,070	88,262	28,499	47,024	(69,733)	(137,829)	7,977	(509)
Balance Sheet										
Current assets	15,021	7,077	43,422	48,709	107,877	121,626	(24,389)	(15,946)	146,931	161,466
Investment in Guarantor subsidiaries	316,752	339,735	—	—	—	—	(316,752)	(339,735)	—	—
Investment in non-Guarantor subsidiaries	—	—	508,639	524,524	—	—	(508,639)	(524,524)	—	—
Other non-current assets	10,862	11,385	13,337	10,416	699,889	744,542	(1,127)	(1,179)	727,961	765,164
Total non-current assets	327,614	351,120	525,976	534,940	699,889	744,542	(826,518)	(865,438)	727,961	765,164
	342,635	358,197	575,398	583,649	807,766	866,168	(850,907)	(881,384)	874,892	926,630
Current liabilities	28,563	20,019	6,482	16,957	60,103	70,902	(22,912)	(14,515)	72,236	93,363
Non-current liabilities	262,352	251,844	23,891	27,020	239,024	270,742	163,002	169,479	688,269	719,085
Shareholders' equity	51,720	86,334	545,025	539,672	508,639	524,524	(990,997)	(1,036,348)	114,387	114,182
	$342,635	$358,197	$575,398	$583,649	$807,766	$866,168	$(850,907)	$ (881,384)	$874,892	$926,630

Exemptions Granted

The Company has received from the securities regulatory authorities in all of the provinces and territories of Canada an exemption from the requirements of Item 12 of Form 44-101F1 to provide certain additional disclosure in this short form prospectus for each of the Guarantors.

DESCRIPTION OF DEBENTURES

The Debentures will be issued under and pursuant to the provisions of a trust indenture to be dated the date of the closing of the Offering (the "Indenture") between the Company and Computershare Trust Company of Canada (the "Debenture Trustee"). The Debenture Trustee also acts as trustee for the Subordinated Notes issued pursuant to the terms of the Subordinated Note Indenture. See "Description of Subordinated Notes".

The following description of the Debentures is a brief summary of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to the Indenture. The following summary uses words and terms which will be defined in the Indenture. For full particulars, reference is made to the Indenture.

General

The aggregate principal amount of debentures authorized to be issued under the Indenture is unlimited. The Company may, from time to time, without the consent of the holders of the Debentures, issue additional debentures in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of Cdn$1,000 and integral multiples thereof. At the closing of the Offering, the Debentures will be available for delivery in book-entry form only through the facilities of CDS. Holders of beneficial interests in the Debentures will not have the right to receive physical certificates evidencing their ownership of Debentures except under certain circumstances described under "— Book Entry, Delivery and Form". No fractional Debentures will be issued.

The Debentures will bear interest from the date of issue at a rate of 6.25% per annum payable semi-annually in arrears on April 30 and October 31 in each year, commencing on April 30, 2007 (each, an "Interest Payment Date"). The first interest payment will include accrued and unpaid interest for the period from the date of the closing of the Offering up to, but excluding April 30, 2007. Interest will be payable based on a 365-day year. The interest on the Debentures will be payable in lawful money of Canada as specified in the Indenture. At the option of the Company, subject to regulatory approval, the Company may deliver IPSs to its agent who shall sell such IPSs on behalf of the Company in order to raise funds to satisfy all or any part of the Company's obligations to pay interest on the Debentures, but in any event, the holders of Debentures shall be entitled to receive cash payments equal to the interest payable on the Debentures. See "— IPS Interest Payment Election". Any amounts paid or deemed to be paid as interest in respect of the Debentures will be subject to withholding tax as may be applicable.

The principal amount on the Debentures will be payable in lawful money of Canada as further described under "— Payment upon Redemption or Maturity" and "— Redemption and Purchase" and "— Put Right Upon a Change of Control" below.

The Debentures will be direct obligations of the Company and will be secured and will rank senior to the Company's obligations with respect to all existing and future Subordinated Indebtedness including the Subordinated Notes, but will rank junior to all existing and future Senior Secured Indebtedness including the Amended Credit Facility and the Acquisition Credit Facility as further described under "— Ranking" below. The Indenture will not restrict the Company from incurring additional indebtedness for borrowed money or otherwise from mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully-paid, non-assessable and freely-tradeable IPSs at any time prior to 5:00 p.m. (Toronto time) on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Company for redemption of the Debentures, at a conversion price of Cdn$12.40 per IPS (the "Conversion Price"), being a ratio of approximately 80.6452 IPSs for each Cdn$1,000 principal amount of Debentures. No adjustment will be made to the record date for distributions on IPSs issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures shall be entitled to receive, in addition to the applicable number of IPSs, accrued and unpaid interest in respect thereof for the period from the date of

the latest Interest Payment Date to the date of conversion. Pursuant to the Indenture, a Debenture shall be deemed to be surrendered for conversion on the date on which it is so surrendered in accordance with the provisions of the Indenture and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received in proper form by the Debenture Trustee at its principal offices in Toronto, provided that if a Debenture is surrendered for conversion on a day on which the register of IPSs is closed, the holder of the Debentures entitled to receive IPSs shall become the holder of record of such IPSs as at the date on which such register is next reopened. Notwithstanding the foregoing, no Debentures may be converted on any Interest Payment Date and during the five business days preceding April 30 and October 31 in each year, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding IPSs; (b) the distribution of IPSs (or securities convertible into or exchangeable for IPSs) to all or substantially all holders of IPSs by way of dividend or distribution or otherwise; (c) the issuance of options, rights or warrants to holders of all or substantially all IPSs entitling them for a period of not more than 45 days to acquire IPSs or other securities convertible into or exchangeable for IPSs at less than 95% of the then Current Market Price of the IPSs; and (d) the distribution by the Company to all or substantially all holders of outstanding IPSs of (i) securities of any class other than IPSs, (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase IPSs or securities convertible into IPSs), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid (including payments on the Subordinated Notes) in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (a), (b), (c) or (d) above if, subject to prior regulatory approval, the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Company will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%.

In the case of any reclassification or change (other than a change resulting only from consolidation or subdivision) of the IPSs (or either of the Common Shares or Subordinated Notes comprising the IPSs) or in case of any amalgamation, consolidation or merger of the Company with or into any other entity, or in the case of any sale, transfer or other disposition of the properties and assets of the Company as, or substantially as, an entirety to any other entity, or the liquidation, dissolution or winding-up of the Company, the terms of the conversion privilege shall be adjusted so that each Debenture shall, after such reclassification, change, amalgamation, consolidation, merger sale or conveyance or liquidation, dissolution or winding-up or other similar transactions, be exercisable for the kind and amount of securities or property of the Company, or such continuing, successor or purchaser entity, as the case may be, which the holder thereof would have been entitled to receive as a result of such reclassification, change, amalgamation, consolidation, merger or sale if on the effective date thereof it had been the holder of the number of IPSs into which the Debenture was convertible prior to the effective date of such reclassification, change, amalgamation, consolidation, merger or sale or conveyance or liquidation, dissolution or winding-up or other similar transactions.

Upon the conversion of Debentures into IPSs pursuant to the conversion privilege, the Company will allocate the fair market value of such Debentures between the Common Shares and Subordinated Notes represented by IPSs acquired on the conversion on a reasonable basis. Such determinations will be disclosed in the continuous disclosure documentation of the Company as filed with the applicable securities regulators from time to time and by purchasing a Debenture, the holder is deemed to agree to such allocation and agrees not to take a contrary position for any purpose.

No fractional IPSs will be issued on any conversion of the Debentures, but in lieu thereof the Company shall satisfy such fractional interest by a cash payment equal to the Current Market Price of such fractional interest.

Redemption and Purchase

The Debentures may not be redeemed by the Company on or prior to October 31, 2009 (except in the case of a change of control). Thereafter, but prior to the Maturity Date, the Debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the weighted-average trading price of the IPSs on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given (or, if IPSs are not listed on the TSX or any other market, the fair market value of the securities comprising an IPS as determined by an independent financial advisor retained by the Company) is at least 125% of the Conversion Price.

The Company or any of its affiliates will have the right to purchase Debentures in the market, by tender or by private contract subject to regulatory requirements, provided however, that if an event of default under the Indenture has occurred and is continuing, the Company or any of its affiliates will not have the right to purchase the Debentures.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a *pro rata* basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Indenture will contain a covenant that so long as Debentures are outstanding the Company will not redeem the Subordinated Notes unless it concurrently redeems the Debentures.

Payment Upon Redemption or Maturity

On redemption or on the Maturity Date, the Company will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon.

IPS Interest Payment Election

Unless an event of default (as defined in the Indenture) has occurred and is continuing, the Company may elect, from time to time, subject to applicable regulatory approval, to issue and deliver freely-tradeable IPSs to its agent for sale in order to raise funds to satisfy the Company's obligations to pay interest on the Debentures in accordance with the Indenture (the "IPS Interest Payment Election") in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such IPSs by the agent. The Indenture will provide that, upon such election, the agent shall (i) accept delivery of IPSs from the Company; (ii) accept bids with respect to, and consummate sales of, such IPSs, each as the Company shall direct in its absolute discretion; (iii) invest the proceeds of such sales in short-term Canadian government obligations which mature prior to the applicable Interest Payment Date and deliver proceeds to holders of Debentures sufficient to satisfy the Company's interest payment obligations; and (iv) perform any other action necessarily incidental thereto. The amount received by a holder in respect of interest will not be affected by whether or not the Company elects to utilize the IPS Interest Payment Election.

Neither the Company's making of the IPS Interest Payment Election nor the consummation of sales of IPSs pursuant thereto will (i) result in the holders of Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date; or (ii) entitle or require such holders to receive any IPSs in satisfaction of the interest payable on the applicable Interest Payment Date.

Cancellation

All Debentures converted, redeemed or purchased as aforesaid will be cancelled and may not be reissued or resold.

Security and Guarantees

The Debentures will be secured by a pledge of the Company's membership interests in Atlantic Holdings and will be guaranteed by Atlantic Holdings and certain of Atlantic Holdings' direct and indirect wholly-owned subsidiaries at the time of the closing of the Offering. The Guarantee of Atlantic Holdings will be secured by a pledge of the membership interests of the Project Holding Entities and the Guarantees of certain Guarantors will be secured by pledges of the membership interests or other securities they hold in subsidiary entities subject to the provisions of agreements governing or affecting interests in such subsidiaries which may restrict or prevent pledges in certain cases.

Onondaga Cogeneration Limited Partnership's Guarantee will be secured by a pledge of certain of the Onondaga Project assets. None of the other Project Operating Entities are providing a Guarantee and none of the other Project assets will be pledged to secure a guarantee of, or indebtedness under, the Debentures. As a result, in the event of a bankruptcy, liquidation or reorganization of any Project Operating Entity other than Onondaga Cogeneration Limited Partnership, such Project Operating Entity will be required to pay the holders of its debt and its trade creditors before any monies or assets would be available to distribute to its equity holders.

Ranking

The Debentures will be secured indebtedness of the Company, will rank senior to Subordinated Indebtedness, but will rank junior to Senior Secured Indebtedness. Additionally, the Debentures will rank senior to any unsecured indebtedness of the Company (including trade payables) to the extent of the security therefor.

The indebtedness evidenced by each secured Guarantee will be secured indebtedness of each such Guarantor, and will be subordinated in right of payment, as set forth in the Guarantee, to all existing and future Senior Secured Indebtedness of such Guarantor, including guarantees of the Senior Secured Indebtedness under the Amended Credit Facility and the Acquisition Credit Facility but will rank senior to guarantees of the Subordinated Notes and any unsecured indebtedness of each such Guarantor (including trade payables) to the extent of the security therefor.

The indebtedness evidenced by each unsecured Guarantee will be unsecured subordinated indebtedness of each such Guarantor and will be subordinated in right of payment, as set forth in the Guarantee, to all existing and future secured indebtedness of such Guarantor, including guarantees of the Senior Secured Indebtedness under the Amended Credit Facility and the Acquisition Credit Facility, and will rank *pari passu* in right of payment with all existing and future unsecured indebtedness of each such Guarantor (including trade payables) (unless stated otherwise in the instrument creating such Indebtedness).

The Indenture will not restrict the Company from incurring additional indebtedness for borrowed money or otherwise mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing.

Put Right Upon a Change of Control

Upon the occurrence of a Change of Control of the Company, each holder of Debentures may require the Company to purchase, on the Put Date as set out below, the whole or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof (the "Put Price") plus accrued and unpaid interest up to, but excluding, the Put Date.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered for purchase on the Put Date, the Company will have the right to redeem all the remaining Debentures on such date at the Put Price, together with accrued and unpaid interest up to, but excluding, such date. Notice of such redemption must be given to the Debenture Trustee prior to the Put Date and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered for purchase. The principal on the Debentures will be payable in lawful money of Canada.

The Indenture will contain notification provisions to the effect that:

(a) the Company will promptly give written notice to the Debenture Trustee of the occurrence of a Change of Control and the Debenture Trustee will thereafter give to the holders of Debentures a notice of the Change of Control, the repayment right of the holders of Debentures and the right of the Company to redeem untendered Debentures under certain circumstances; and

(b) a holder of Debentures, to exercise the right to require the Company to purchase its Debentures, must deliver to the Debenture Trustee, not less than five business days prior to the Put Date, written notice of the holder's exercise of such right, together with a duly endorsed form of transfer.

The Company will comply with the requirements of Canadian securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the Debentures in the event of a Change of Control.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all holders of Debentures resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 25% of the principal amount of the then outstanding Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the then outstanding Debentures. In certain cases, the modification will, instead of or in addition to the foregoing, require assent by the holders of the required percentage of Debentures of each particularly affected series. Under the Indenture, the Debenture Trustee will have the right to make certain amendments to the Indenture in its discretion, without the consent of the holders of Debentures.

Events of Default

The Indenture will provide that an event of default in respect of the Debentures will occur if certain events described in the Indenture occur, including if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (i) failure for 30 days to pay interest on the Debentures when due; (ii) failure to pay principal or premium, if any, on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (iii) certain events of bankruptcy, insolvency or reorganization of the Company under bankruptcy or insolvency laws; (iv) failure to make any payment when due in respect of any indebtedness having an aggregate principal amount of more than $10,000,000; or (v) default in the observance or performance of any material covenant or condition of the Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Company specifying the default and requiring the Company to rectify same. If an event of default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon the request of holders of not less than 25% in principal amount of the then outstanding Debentures, declare the principal of (and premium, if any) and interest on all outstanding Debentures to be immediately due and payable. Generally, the Indenture provides that the Company will not make any payments when an event of default has occurred and is continuing under the Senior Secured Indebtedness.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures then outstanding and not less than 90% of the principal amount of the Debentures then outstanding (other than Debentures held at the date of the offer by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by holders of Debentures who did not accept the offer on the terms offered by the offeror, provided that the holders of Debentures will have the right to elect to be paid the fair value of their Debentures by providing notice to the offeror and following the other procedures set forth in the Indenture.

Ownership Restrictions

There are ownership restrictions on the Debentures. The ownership restrictions that apply to the IPSs will apply equally to the holders of the Debentures. For a discussion of these ownership restrictions, please see "The Company — Limitations on ERISA Plan Ownership", "The Company — Limitation on U.S. Resident Ownership" and "The Company — Limitations on Ownership by Electric Utilities and Others" on pages 41 to 43 of the AIF, which discussion is incorporated by reference herein.

Book Entry, Delivery and Form

Debentures will be issued in the form of fully registered global Debentures (the "Global Debentures") held by, or on behalf of, CDS or its successor (the "Depository") as custodian for its participants.

All Debentures will be represented in the form of Global Debentures registered in the name of the Depository or its nominee. Purchasers of Debentures represented by Global Debentures will not receive Debentures in definitive form except in certain circumstances described in the Indenture. Rather, the Debentures will be represented only in "book-entry only" form (unless the Company, in its sole discretion, elects to prepare and deliver definitive Debentures in fully-registered form). Beneficial interests in Global Debentures, constituting ownership of the Debentures, will be represented through book-entry accounts of institutions (including the Underwriters) acting on behalf of beneficial owners, as direct and indirect participants of the Depository (the "participants"). Each purchaser of a Debenture represented by a Global Debenture will receive a customer confirmation of purchase from the Underwriter or Underwriters from whom the Debenture is purchased in accordance with the practices and procedures of the selling Underwriter or Underwriters. The practices of the Underwriters may vary but generally customer confirmations are issued promptly after execution of a customer order. The Depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Debentures.

If the Depository notifies the Company that it is unwilling or unable to continue as depository in connection with the Global Debentures, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company has not appointed a successor, or if the Company elects, in its sole discretion, to terminate the book-entry system, or if under certain circumstances described in the Indenture, an event of default has occurred, Global Debentures may be transferred by the registered holder thereof and accordingly definitive certificates shall be issued to beneficial holders of Debentures (the "Definitive Debentures").

Transfer and Conversion of Debentures

Transfers of interests in Debentures represented by Global Debentures will be effected through records maintained by the Depository for such Global Debentures or its nominees (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Unless the Company elects, in its sole discretion, to prepare and deliver Definitive Debentures, beneficial owners who are not participants in the Depository's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interests in Global Debentures, may do so only through participants in the Depository's book-entry system. The ability of a beneficial owner of an interest in a Debenture represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner's interest in a Debenture represented by a Global Debenture (other than through a participant) may be limited due to the lack of a physical certificate.

Registered holders of Definitive Debentures may transfer such Debentures upon payment of taxes, duties or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Debentures to the Debenture Trustee at its principal offices in Toronto, Ontario, or such other city or cities as may from time to time be designated by the Company, whereupon new Debentures will be issued in authorized denominations in the same aggregate principal amount as the Debentures so transferred, registered in the names of the transferees. No transfer or conversion of a Debenture will be registered during the period beginning five business days before the day of the mailing of a notice of redemption of the Debentures and

ending on the close of business on the day of such mailing or on any Interest Payment Date or during the period from the fifth business day preceding the Interest Payment Date.

Payments

Payments of interest and principal on each Global Debenture will be made to the Depository or its nominee, as the case may be, as the registered holder of the Global Debenture. As long as the Depository or its nominee is the registered owner of a Global Debenture, such Depository or its nominee, as the case may be, will be considered the sole legal owner of the Global Debenture for the purposes of receiving payments of interest and principal on the Debentures and for all other purposes under the Indenture and the Debentures. The record date for the payment of interest will be that day which is the fifth business day preceding the applicable Interest Payment Date. Interest payments on Global Debentures will be made by electronic funds transfer or such other means as may be agreed to by the Debenture Trustee on the day interest is payable and delivered to the Depository or its nominee, as the case may be.

The Company understands that the Depository or its nominee, upon receipt of any payment of interest or principal in respect of a Global Debenture, will credit participants' accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debenture as shown on the records of the Depository or its nominee. The Company also understands that payments of interest and principal by participants to the owners of beneficial interests in such Global Debenture held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants. The responsibility and liability of the Company in respect of payments on Debentures represented by the Global Debenture is limited solely and exclusively, while the Debentures are registered in Global Debenture form, to making payment of any interest and principal due on such Global Debenture to the Depository or its nominee.

If Definitive Debentures are issued instead of or in place of Global Debentures, payments of interest on each Definitive Debenture will be made by electronic funds transfer, if agreed to by the holder of the Definitive Debenture, or by cheque dated the Interest Payment Date and mailed to the address of the holder appearing in the register maintained by the registrar for the Debentures as soon as practicable following the applicable Interest Payment Date. Payment of principal at maturity will be made at the principal office of the paying agent in the City of Toronto (or in such other city or cities as may from time to time be designated by the Company) against surrender of the Definitive Debentures, if any.

Reports to Holders

The Company shall file with the Debenture Trustee, within 15 days after the filing thereof with the securities commission or securities regulatory authority in the provinces in which the Company is a reporting issuer (the "Securities Commissions"), copies of the Company's annual report and the information, documents and other reports that the Company is required to file with the Securities Commissions and deliver to holders of IPSs. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of the Securities Commissions, the Company shall provide to the Debenture Trustee (a) within 90 days after the end of each fiscal year, the annual financial statements of the Company, and (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements of the Company which in each case shall, at a minimum, contain such information as is required to be provided in financial statements under the laws of Canada or any province thereof to security holders of a company with securities listed on the TSX, whether or not the Company has any of its securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and accounting principles generally accepted in Canada. The Company will provide copies of such information, documents and reports to holders of Debentures upon request.

Governing Law

Each of the Indenture and the Debentures are governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein applicable to contracts executed and to be performed entirely in such Province.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated September 22, 2006 between the Company, Atlantic Holdings and the Underwriters (the "Underwriting Agreement"), the Company has agreed to issue and sell and the Underwriters have agreed to purchase on the closing date, being October 11, 2006 or such other date as may be agreed upon by the Company and the Underwriters, but in any event not later than October 31, 2006, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of the 8,531,000 IPSs offered hereby at a price of Cdn$10.55 per IPS for total consideration of Cdn$90,002,050 and Cdn$60,000,000 aggregate principal amount of the Debentures, payable against delivery by the Company of certificates evidencing the Securities. The Securities are being offered to the public in all of the provinces and territories of Canada. The Offering price of the Securities was determined by negotiation between the Company and the Underwriters. The Underwriting Agreement provides that the Company will pay the Underwriters' fee of Cdn$0.5275 per IPS and Cdn$40.00 per Debenture, for an aggregate fee payable by the Company of Cdn$6,900,103, in consideration for their services in connection with the Offering.

The TSX has conditionally approved the listing of the IPSs (and the Common Shares forming part of such IPSs), the Debentures and the IPSs issuable upon conversion of the Debentures (and the Common Shares forming part of such IPSs) qualified by this short form prospectus. Listing is subject to the Company fulfilling all of the listing requirements of the TSX on or before December 21, 2006.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Securities which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Securities. The Underwriters are, however, obligated to take up and pay for all Securities if any Securities are purchased under the Underwriting Agreement.

Certain of the Underwriters and their affiliates have in the past provided and may from time to time in the future provide certain commercial banking, financial advisory, investment banking and other services to the Company for which they will be entitled to receive separate fees. Affiliates of BMO Nesbitt Burns Inc. are lenders to a subsidiary of the Company under the Amended Credit Facility and the Acquisition Credit Facility. Accordingly, the Company may be considered a "connected issuer" of BMO Nesbitt Burns Inc. under applicable securities laws in certain Canadian provinces and territories. As at September 22, 2006, outstanding borrowings under the Acquisition Credit Facility totalled $88 million and no amounts were drawn under the Amended Credit Facility. The Company intends to use approximately Cdn$42 million of the net proceeds from the Offering to partially repay its outstanding borrowings under the Acquisition Credit Facility all of which will be received by an affiliate of BMO Nesbitt Burns Inc. The Company is in compliance with the terms of the Acquisition Credit Facility and the Amended Credit Facility. Since the execution of the Acquisition Credit Facility and the Amended Credit Facility, respectively, the lenders have not waived a breach, on the part of the Company, of the Acquisition Credit Facility or the Amended Credit Facility. Other than as a result of the Acquisition, the financial position of the Company has not changed in any material manner since such indebtedness was incurred. For further details on the Acquisition Credit Facility, see "Path 15 Project — Acquisition Credit Facility". The decision to issue the Securities and the determination of the terms of the distribution were made through negotiations between the Company and the Underwriters. The lender of which BMO Nesbitt Burns Inc. is an affiliate did not have any involvement in such decision or determination. Other than as described above, none of the Underwriters or their affiliates will receive any benefit from the Offering except for the Underwriters' respective portions of the underwriting commissions payable by the Company.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase IPSs or Debentures. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active

trading in, or raising the price of, the IPSs or Debentures (as the case may be). These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. relating to market stabilization and passive market making activities and bids or purchases made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first mentioned exception, in connection with this Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the IPSs or Debentures (as the case may be) at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be interrupted or discontinued at any time.

The Company has agreed with the Underwriters not to issue, offer, sell, contract to sell or otherwise dispose of any IPSs, Debentures, Common Shares or Subordinated Notes of the Company or any securities convertible into or exercisable or exchangeable for any IPSs, Debentures, Common Shares or Subordinated Notes of the Company or financial instruments convertible into or exercisable or exchangeable for IPSs, Debentures, Common Shares or Subordinated Notes of the Company, or announce any intention to effect any of the foregoing, other than pursuant to a private sale for purposes of satisfying an exercise by the Existing Investors of their liquidity rights with respect to membership interests in Atlantic Holdings, for a period of 90 days from the date of Closing without the prior written consent of BMO Nesbitt Burns Inc., on behalf of the Underwriters, which consent may not be unreasonably withheld.

Subscribers under the Offering will be eligible to receive the distribution in the amount of Cdn$0.0884 per IPS anticipated to be paid by the Company on or about November 30, 2006 to IPS holders of record on October 31, 2006.

The Securities have not been and will not be registered under the U.S. Securities Act, or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act).

The Securities are issued in "book-entry only" form and must be purchased or transferred through a CDS Participant. At closing, the Company will cause a global certificate or certificates representing the Securities to be delivered to, and registered in the name of, CDS or its nominee. All rights of holders of Securities must be exercised through, and all payments or other property to which such holder is entitled will be made or delivered by, CDS or the CDS Participant through which the holder of Securities holds such Securities. Each person who acquires Securities will receive only a customer confirmation of purchase from the Underwriter or registered dealer from or through which the Securities are acquired in accordance with the practices and procedures of that Underwriter or registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book-entry accounts for its CDS Participants having interests in the Securities. See "Description of IPSs" and "Description of Debentures".

INTEREST OF EXPERTS

Each of Goodmans LLP, Blake, Cassels & Graydon LLP, Goodwin Procter LLP, KPMG LLP and PricewaterhouseCoopers LLP is considered to be an expert for the purposes of this short form prospectus and the documents incorporated by reference herein.

None of Goodmans LLP, Blake, Cassels & Graydon LLP, Goodwin Procter LLP, KPMG LLP and PricewaterhouseCoopers LLP or any partner, employee or consultant thereof holds or is entitled to receive any direct or indirect interest in any property of the Company or any of its associates or affiliates. As at the date hereof, the partners and associates of each of Goodmans LLP, Blake, Cassels & Graydon LLP, Goodwin Procter LLP, KPMG LLP and PricewaterhouseCoopers LLP, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, Canadian counsel to the Company and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is, as of the date of this short form prospectus, a summary of the principal Canadian federal income tax considerations generally applicable under the *Income Tax Act* (Canada) and the regulations thereunder (the "Tax Act") to a holder who acquires Common Shares and Subordinated Notes as represented by the IPSs or the Debentures pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times, is resident or is deemed to be resident in Canada, holds the Common Shares and Subordinated Notes represented by the IPSs and the Debentures as capital property and deals at arm's length and is not affiliated with the Company (a "Holder" for the purposes of this section only). Generally, the Common Shares and Subordinated Notes represented by the IPSs and the Debentures will be considered to be capital property to a Holder provided that the Holder does not hold such securities in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who might not otherwise be considered to hold their Common Shares and Subordinated Notes represented by IPSs or Debentures as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" or a Holder an interest in which is a "tax shelter investment" (all as defined in the Tax Act).

This summary is based upon the facts set out in this short form prospectus, the provisions of the Tax Act in force on the date of this short form prospectus, counsels' understanding of the current published administrative policies and assessing practices of the CRA and certificates from the Company as to certain factual matters. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this short form prospectus. There can be no assurance that any such tax proposals will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or administrative policies or assessing practices, and does not take into account any provincial, territorial or foreign tax legislation or considerations which may differ significantly from those discussed in this short form prospectus.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Subordinated Notes represented by IPSs or Debentures. Moreover, the income or other tax consequences of acquiring, holding or disposing of Common Shares and Subordinated Notes represented by IPSs or Debentures will vary depending on the Holder's particular circumstances, including the province or territory or provinces or territories in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Common Shares and Subordinated Notes represented by IPSs or Debentures. Investors should consult their own tax advisors for advice with respect to the tax consequences of an investment in Common Shares and Subordinated Notes represented by the IPSs and the Debentures based on their particular circumstances.

Nature of IPSs

In acquiring an IPS, a Holder will be acquiring ownership of the Common Share and Subordinated Notes represented by such IPS. The Common Share and Subordinated Notes represented by an IPS are separate properties and, accordingly, the price paid by a Holder for an IPS must be allocated on a reasonable basis between the Common Share and Subordinated Notes represented by the IPS in order to determine their respective cost to the Holder for purposes of the Tax Act. The Company proposes to allocate the price paid for each IPS on the basis of Cdn$4.90 to the Common Share and Cdn$5.65 to the Subordinated Notes and, by purchasing an IPS, a Holder is deemed to agree to such allocation. Although the Company believes this allocation to be reasonable, such allocation is not binding on the CRA. The cost to the Holder of the Common Shares and Subordinated Notes represented by IPSs acquired pursuant to the Offering must be averaged with the adjusted cost base of all other Common Shares and Subordinated Notes, respectively, held as capital

property by the Holder at that time for purposes of calculating adjusted cost base of the Common Shares and Subordinated Notes represented by IPSs so acquired.

In disposing of an IPS, a Holder will be disposing of the Common Share and Subordinated Notes represented by such IPS. Any proceeds from the disposition (or deemed disposition) of an IPS must be allocated on a reasonable basis between the Common Share and Subordinated Notes represented by such IPS.

The separation by a Holder of an IPS into the Common Share and Subordinated Notes represented by such IPS will not be a disposition for purposes of the Tax Act, and, as such, the Holder will not realize a gain or loss upon such separation of the IPS into a Common Share and Subordinated Notes. The Holder's adjusted cost base of the Common Share and Subordinated Notes represented by an IPS will not be affected by such separation of an IPS into a Common Share and Subordinated Notes. Similarly, the combination by a Holder of a Common Share and Subordinated Notes into an IPS representing such Common Share and Subordinated Notes will not be a disposition for purposes of the Tax Act, and, as such, the Holder will not realize a gain or loss upon such delivery of the Common Share and Subordinated Notes in return for an IPS representing such Common Share and Subordinated Notes. The Holder's adjusted cost base of the Common Share and Subordinated Notes will not be affected by such delivery of the Common Share and Subordinated Notes in return for an IPS representing such Common Share and Subordinated Notes.

Taxation of the Company

The Company will be taxable on its income determined under the Tax Act for each taxation year. The Company has advised counsel that it expects that all or substantially all of the actual revenues of the Company will continue to consist of distributions from Atlantic Holdings. Atlantic Holdings is considered to be a corporation for Canadian income tax purposes and is a "foreign affiliate" and a "controlled foreign affiliate" of the Company for Canadian income tax purposes. Dividends paid by Atlantic Holdings to the Company will be included in computing the income of the Company. However, to the extent that such dividends are considered to have been paid out of the "exempt surplus" of Atlantic Holdings with respect to the Company, the amount of such dividends is deductible in computing the taxable income of the Company. Furthermore, to the extent dividends are considered to have been paid out of the "pre-acquisition surplus" of Atlantic Holdings with respect to the Company, the amount of such dividends are also deductible in computing the taxable income of the Company. However, the adjusted cost base to the Company of its membership interest in Atlantic Holdings is reduced to the extent that such dividends are considered to have been paid out of the "pre-acquisition surplus" of Atlantic Holdings with respect to the Company. If the adjusted cost base to the Company of its membership interest in Atlantic Holdings becomes a negative amount, the Company will be deemed to realize a capital gain equal to such amount for that year. To the extent that Atlantic Holdings or any other controlled foreign affiliate of the Company earns income that qualifies as "foreign accrual property income" ("FAPI"), the FAPI allocable to the Company must be included in computing the income of the Company for Canadian income tax purposes, whether or not the Company actually receives a distribution of FAPI. Any amount so included in the income of the Company increases the adjusted cost base to the Company of its membership interest in Atlantic Holdings. At such time as the Company receives a dividend of this type of income that was previously treated as FAPI ("previously included FAPI"), that dividend will effectively not be taxable to the Company and there will be a corresponding reduction in the adjusted cost base to the Company of its membership interest in Atlantic Holdings. FAPI earned by a non-controlled foreign affiliate of the Company will be treated as "taxable surplus" which will only be taxed when distributed to the Company. The Company has advised counsel that it reasonably expects that dividends to be paid by Atlantic Holdings to the Company will be considered to be paid substantially out of the "exempt surplus" and "pre-acquisition surplus" of Atlantic Holdings with respect to the Company and, to a much lesser extent, out of "previously included FAPI" or "taxable surplus". The Company has advised counsel that it reasonably expects that the total of (i) the amount of FAPI allocable to the Company, (ii) the amount of dividends considered to have been paid by Atlantic Holdings to the Company out of the "taxable surplus" of Atlantic Holdings with respect to the Company (other than those paid out of "previously included FAPI"), (iii) the amount of taxable capital gains arising from the receipt of dividends out of the "pre-acquisition surplus" of Atlantic Holdings with respect to the Company, and (iv) other taxable income of the Company, if any, in respect of a period will continue to be less than the amount of interest payable on the Subordinated Notes in respect of the period.

To the extent that the proceeds from the issuance of the Subordinated Notes and the Debentures are used for the purpose of earning income, the Company will generally be entitled to deduct the interest paid by it on the Subordinated Notes and the Debentures in computing its income. To the extent that the deduction for interest on the Subordinated Notes and the Debentures and other deductible expenses of the Company creates a loss in a taxation year of the Company that loss will be a non-capital loss which may be carried back for three taxation years and forward for twenty taxation years and applied against the income of the Company (including taxable capital gains) for such years subject to the detailed rules in the Tax Act in that regard.

On October 31, 2003, the Department of Finance (Canada) released, for public comment, proposed amendments to the Tax Act that relate to the deductibility of interest and other expenses for income tax purposes for taxation years commencing after 2004. In general, these proposed amendments may deny the realization of losses by a taxpayer in respect of a business or property in a year if there is no reasonable expectation in that year that the business or property will produce a cumulative profit over the period that the business can reasonably be expected to be carried on or that the property can reasonably be expected to be held by the taxpayer. On February 23, 2005, the Minister of Finance (Canada) announced that an alternative proposal will be released for comment at an early opportunity that will address concerns that had been expressed during the consultation process on the "reasonable expectation of profit" test and the potential limitation on deductibility of ordinary commercial expenses.

Taxation of Dividends, Interest and Capital Gains

Since a Holder who holds an IPS will own the Common Share and Subordinated Notes represented by such IPS, the income tax consequences under the Tax Act of owning and disposing of an IPS (including the taxation of dividends and interest on the Common Share and Subordinated Notes, respectively, and the tax treatment of disposing of the Common Share and Subordinated Notes upon the disposition of an IPS representing such securities) will not differ from those associated with owning and disposing of those securities as is described below.

Interest on the Subordinated Notes and Debentures

A Holder that is a corporation, partnership, unit trust or a trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues to such Holder on the Subordinated Notes or Debentures to the end of that year or that becomes receivable or is received by the Holder before the end of that year, except to the extent that such interest was included in computing the Holder's income for a preceding taxation year. Any other Holder, including an individual, will be required to include in computing its income for a taxation year all interest on the Subordinated Notes or Debentures that is received or receivable by such Holder in that year (depending on the method regularly followed by the Holder in computing income) to the extent that such interest was not included in computing the Holder's income for a preceding taxation year. In addition, a Holder may be required to include in computing its income for a taxation year any interest that accrues to the Holder on the Subordinated Notes or Debentures up to any "anniversary day" (as defined in the Tax Act) of the Subordinated Notes or Debentures, respectively, in the year to the extent that such amount was not otherwise included in the Holder's income for that or a preceding taxation year. If interest on the Subordinated Notes or Debentures is deferred, a Holder may be required to include such amount in computing its income in accordance with the foregoing even though the Holder has not received a cash interest payment.

A Holder that is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on investment income, including interest income on the Subordinated Notes or Debentures.

The amount of interest on the Subordinated Notes or Debentures to be included in a Holder's income as described above will include United States withholding tax, if any, imposed in respect of the interest. To the extent that United States withholding tax is imposed in respect of interest on the Subordinated Notes or Debentures, the amount of such tax generally may be eligible for foreign tax credit or deduction treatment where applicable, subject to the detailed rules and limitations under the Tax Act, including the requirement for the credit that the Holder have sufficient United States source income (which would not include interest on the

Subordinate Notes or Debentures). Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them having regard to their particular circumstances.

Exercise of the Conversion Privilege for Debentures

A Holder of Debentures who exercises the conversion privilege and receives Common Shares and Subordinated Notes represented by IPSs will be considered to have disposed of the Debentures for proceeds of disposition equal to the aggregate of the fair market value of the Common Shares and Subordinated Notes represented by IPSs so acquired at that time and the amount of any cash received in lieu of fractional IPSs. The Holder may realize a capital gain or capital loss computed as described below under "— Capital Gains and Losses". The cost to the Holder of the Common Shares and Subordinated Notes represented by IPSs acquired on a conversion of Debentures will be equal to their respective fair market value at that time based on a reasonable allocation of the fair market value of the Debentures so converted. As described above under "Description of Debentures — Conversion Privilege" the Company will allocate the fair market value of Debentures which are converted between the Common Shares and Subordinated Notes represented by IPSs acquired on the conversion on a reasonable basis and will disclose the basis for such determinations in its continuous disclosure documentation. By purchasing a Debenture, a Holder is deemed to agree to such allocation. Although the Company believes that the basis it will use for the allocation will be reasonable, such allocation will not be binding on the CRA. Such cost must be averaged with the adjusted cost base of all other Common Shares and Subordinated Notes, respectively, held as capital property by the Holder at that time for purposes of calculating the adjusted cost base of the Common Shares and Subordinated Notes represented by IPSs so acquired.

Disposition of Subordinated Notes or Debentures

On a disposition or a deemed disposition of Subordinated Notes or Debentures, including a redemption, repayment at maturity, or a conversion in the case of the Debentures, a Holder will generally be required to include in computing its income for the taxation year in which the disposition occurs the amount of interest accrued on the Subordinated Notes or Debentures from the date of the last interest payment to the date of disposition, except to the extent that such interest has otherwise been included in computing the Holder's income for that year or a preceding taxation year.

Any amount paid by the Company as a penalty or bonus because of early repayment of all or part of the principal amount of the Subordinated Notes or Debentures will be deemed to be received by the Holder as interest on the Subordinated Notes or Debentures, respectively, and included in computing the Holder's income as described above, to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of, interest that would otherwise have been payable on the Subordinated Notes or Debentures, respectively, for periods ending after the payment of such amount.

In general, a disposition or a deemed disposition of a Subordinated Note or Debenture by a Holder will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any amount included in computing the Holder's income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Subordinated Note or Debenture, respectively, to the Holder immediately before the disposition (which will reflect any discount on the issuance of such Subordinated Note or Debenture). A Holder who receives Common Shares and Subordinated Notes represented by IPSs on the exercise of the conversion privilege in respect of the Debentures will be deemed to have disposed of such Debentures for proceeds of disposition equal to the fair market value at that time of the Common Shares and Subordinated Notes represented by IPSs so acquired. See "— Capital Gains and Losses" below.

Dividends on the Common Shares

Dividends received or deemed to be received by a Holder on the Common Shares will be required to be included in computing the Holder's income for purposes of the Tax Act. Dividends received or deemed to be received by a Holder who is an individual will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received by an individual from taxable Canadian corporations. The Notice of Ways and Means Motion that accompanied the May 2, 2006 Federal Budget proposes to enhance the dividend

gross-up and tax credit mechanism applicable to certain eligible dividends payable by corporations resident in Canada after 2005. Draft legislation relating to these proposed amendments was released on June 29, 2006. Under the draft legislation, a dividend will be eligible for the enhanced gross-up and dividend tax credit if the dividend recipient receives written notice from the paying corporation designating the dividend as an "eligible dividend". There may be limitations on the ability of a corporation to designate dividends as "eligible dividends". There can be no assurance that this proposal will be enacted. A Holder that is a corporation generally will be entitled to deduct the amount of the dividend received or deemed to be received in computing its taxable income. A Holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) will generally be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Holder's taxable income.

Disposition of the Common Shares

A disposition or deemed disposition of Common Shares by a Holder will generally give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Holder of the Common Shares immediately before the disposition. See "— Capital Gains and Losses" below.

Capital Gains and Losses

One-half of the amount of any capital gain (a "taxable capital gain") realized by a Holder in a taxation year must be included in computing such Holder's income for that year, and one-half of any capital loss (an "allowable capital loss") realized by a Holder in a taxation year may be deducted from any taxable capital gains realized by the Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years, subject to and in accordance with the provisions of the Tax Act. A capital loss realized by certain Holders in respect of the disposition or deemed disposition of Common Shares may be reduced in certain circumstances by the amount of any dividends, including deemed dividends, that have been received by such Holders on the Common Shares to the extent and in the manner provided for in the Tax Act.

A holder that is a Canadian controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on investment income, including taxable capital gains.

Alternative Minimum Tax

Individuals, including certain trusts, are subject to an alternative minimum tax. Dividends received or deemed to be received on the Common Shares and capital gains realized on a disposition or deemed disposition of Common Shares or Subordinated Notes represented by IPSs or Debentures may increase a Holder's liability for alternative minimum tax. Holders should consult their own advisors with respect to alternative minimum tax.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodwin Procter LLP, U.S. tax counsel to the Company ("U.S. Tax Counsel"), the following summary describes, as of the date of this short form prospectus, the material U.S. federal income tax considerations applicable to Non-U.S. Holders with respect to the purchase, ownership and disposition of IPSs, Debentures, Subordinated Notes or Common Shares. This summary is directed only to prospective purchasers of IPSs or Debentures in the Offering who are not U.S. persons under the Code. In addition to this summary, see "Risk Factors — Risks Related to the Structure of the Issuer and the Offering — U.S. Federal Income Tax Risks" in the AIF.

To ensure compliance with IRS Circular 230, purchasers of IPSs or Debentures are hereby notified that: (a) any discussion of federal tax issues in this short form prospectus is not intended or written by U.S. Tax Counsel to be relied upon, and cannot be relied upon by such purchasers, for the purpose of avoiding U.S. Federal Tax penalties that may be imposed under the Code; (b) such discussion is written to support the promotion or

marketing of the transactions addressed herein; and (c) each prospective purchaser of an IPS or Debenture should seek based on his, her or its particular circumstances from an independent tax advisor.

Prospective purchasers of IPSs or Debentures should note that no rulings have been or will be sought from the IRS with respect to any of the U.S. federal income tax issues discussed in this summary. No statutory, administrative or judicial authority directly addresses the treatment of IPSs or instruments similar to IPSs or Debentures for U.S. federal income tax purposes. As a result, there can be no assurance that the IRS will not successfully challenge the conclusions reached in this summary. U.S. federal income tax treatment that is different from the conclusions reached in this summary could result in reduced payments to Non-U.S. Holders.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to Non-U.S. Holders in light of their personal circumstances. This summary does not address the U.S. federal income taxation of Non-U.S. Holders whose income from the ownership or disposition of IPSs, Debentures, Subordinated Notes or Common Shares is effectively connected with the conduct of a trade or business within the United States under the Code, nor does this summary address the U.S. federal income taxation of Non-U.S. Holders subject to special treatment under U.S. federal income tax laws, such as financial institutions, broker dealers, life insurance companies and tax-exempt organizations. This summary does not address the tax considerations applicable to persons who hold IPSs, Debentures, Subordinated Notes or Common Shares through a partnership. The U.S. federal income tax rules covering partnerships are complex. Persons that hold IPSs, Debentures, Subordinated Notes or Common Shares through one or more partnerships should consult their own tax advisors regarding the application of the U.S. federal income tax considerations discussed in this summary. This summary does not address the U.S. state or local tax considerations applicable to Non-U.S. Holders, nor does it address any tax consequences applicable to U.S. Holders.

This summary is not exhaustive of all possible U.S. federal income tax considerations applicable to an investment in IPSs or Debentures. This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of IPSs or Debentures. Prospective purchasers should consult their own tax advisors in determining the application to them of the U.S. federal income tax consequences set forth below and any other U.S. federal, state, local, foreign or other tax consequences to them of the purchase, ownership and disposition of IPSs, Debentures, Subordinated Notes or Common Shares.

This summary is based on the Code, Treasury Regulations, IRS rulings and official pronouncements, judicial decisions and the Canadian Treaty, all as in effect on the date of this short form prospectus and all of which are subject to change, possibly with retroactive effect, or different interpretations, which could affect the accuracy of the statements and conclusions set forth below and the U.S. federal income tax consequences to Non-U.S. Holders. This summary is also based on certain certifications and determinations made by the Company and an independent financial advisor.

For purposes of this summary, a "Non-U.S. Holder" means a Holder that is not: (i) a citizen or individual resident in the United States for U.S. federal income tax purposes; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or a political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person. A "U.S. Holder" means any Holder that is not a Non-U.S. Holder.

Taxation of Non-U.S. Holders

Allocation of Purchase Price of IPSs

Ownership of IPSs should be treated for U.S. federal income tax purposes as direct ownership of the Subordinated Notes or Common Shares constituting the IPSs. The Company intends to treat the IPSs in this manner for all purposes and, by purchasing IPSs, the Non-U.S. Holder agrees to such treatment. If the treatment of the IPSs as ownership of the two underlying securities is not respected, then the IPSs could be treated as only a single security, which likely would be treated as equity of the Company rather than debt from a U.S. tax perspective. The remainder of this discussion assumes that the Company's intended treatment of

ownership of an IPS as direct ownership of two separate securities will be respected for U.S. federal income tax purposes.

For U.S. federal income tax purposes the purchase price of an IPS should be allocated between its constituent Common Share and Subordinated Notes in proportion to the respective fair market values of each at the time of purchase. For each IPS in this Offering, the Company will report the initial fair market value of the constituent Common Share as Cdn$4.90 and the initial fair market value of the constituent Subordinated Notes as equal to Cdn$5.65 and, by purchasing IPSs in this Offering, the Non-U.S. Holder agrees to such allocation and agrees to not take a contrary position for any purpose. This allocation should result in the discount on the Subordinated Notes falling under a "de minimis" exception to the original issue discount ("OID") rules. This allocation, however, is not binding on the IRS or the courts, and the IRS may challenge this allocation. If this allocation is not respected, it is possible that the Subordinated Notes will be treated as having been issued with OID that is not de minimis. Assuming a Non-U.S. Holder satisfies the Portfolio Interest Exemption requirements described below under "Interest Received on Subordinated Notes", such Non-U.S. Holder would not be subject to withholding with respect to any such OID. If a Non-U.S. Holder failed to satisfy those requirements and any OID was determined to exceed the de minimis threshold, OID on the Subordinated Notes would be subject to a 30% U.S. withholding tax, unless such Non-U.S. Holder otherwise establishes an exemption from or reduced rate of withholding under a tax treaty and satisfies certain documentation requirements. In general, under the Canadian Treaty, Canadian residents would be entitled to a 10% withholding tax rate. The remainder of this discussion assumes that the Company's allocation of the Offering purchase price will be respected for U.S. federal income tax purposes.

Interest Received on Subordinated Notes and Debentures

Provided that the Subordinated Notes and the Debentures are respected as debt for U.S. federal income tax purposes (see "Taxation of the Company -- Classification of Subordinated Notes and Debentures as Debt" below), since more than 80% of the assets of the Company are U.S. assets, interest paid on the Subordinated Notes and the Debentures will be "branch interest" under Code section 884 and will be treated as if paid by a U.S. corporation. As such, interest paid on the Subordinated Notes to Non-U.S. Holders should qualify for the "Portfolio Interest Exemption" from U.S. federal income tax, provided:

(a) the Non-U.S. Holder is not a Disqualified Recipient, and

(b) either: (i) the Non-U.S. Holder certifies to the Company or its agent on IRS Form W-8BEN (or a suitable substitute or successor form) under penalties of perjury that such Non-U.S. Holder is not a "United States person" (as defined in the Code) and provides its name and address; (ii) a "qualified intermediary" (as defined in applicable Treasury Regulations) receives documentation upon which it can rely to treat the Non-U.S. Holder as not a United States person and provides the Company with an IRS Form W-8IMY (or a suitable substitute or successor form); or (iii) certain other documentation requirements are met.

If a Non-U.S. Holder does not satisfy these requirements, interest paid on the Subordinated Notes to such Non-U.S. Holder will be subject to a 30% U.S. withholding tax, unless such Non-U.S. Holder otherwise establishes an exemption from or reduced rate of withholding under a tax treaty and satisfies certain documentation requirements. In general, under the Canadian Treaty, Canadian residents are entitled to the reduced U.S. withholding tax rate of 10% on U.S. source interest.

Distributions with Respect to Common Shares

Provided a Non-U.S. Holder satisfies certain documentation requirements (generally as described in paragraph (b) under "— Interest Received on Subordinated Notes and Debentures" above), distributions paid with respect to the Common Shares to such Non-U.S. Holder should not be subject to U.S. withholding tax. If such documentation requirements are not satisfied, the Non-U.S. Holder may be subject to backup withholding. See "Information Reporting and Backup Withholding" below.

Disposition, Separation and Recombination of IPSs; Disposition of Debentures

A Non-U.S. Holder should not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of IPSs, Debentures, Subordinated Notes or Common Shares unless: (i) the Non-U.S. Holder is an individual who is present in the U.S. for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met; or (ii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

If a Non-U.S. Holder separates an IPS into its constituent Common Share and Subordinated Notes or recombines a Common Share with Subordinated Notes to form an IPS, the Non-U.S. Holder should not recognize gain or loss for U.S. federal income tax purposes upon such separation or recombination. The U.S. federal income tax consequences described in this summary should not be affected by a separation or recombination.

Conversion of Debentures into IPSs

A Non-U.S. Holder should not be subject to U.S. federal income tax upon conversion of the Debentures into IPSs. For U.S. federal income tax purposes, a Non-U.S. Holder must allocate its adjusted tax basis it had in any Debentures among the Subordinated Notes and Common Share components of the IPSs received upon conversion based upon the relative fair market values of the Subordinated Notes and Common Share at that time.

Assuming that the Subordinated Notes forming part of the IPSs issued upon conversion are treated as debt for U.S. federal income tax purposes, as discussed below, Non-U.S. Holders of such Subordinated Notes generally would be treated for U.S. federal income tax purposes in the same manner as described above with respect to Non-U.S. Holders of IPSs. However, any such Non-U.S. Holder that is a Disqualified Recipient should consult its U.S. tax advisor regarding the possibility that any Subordinated Notes issued upon conversion of Debentures could be treated as issued with OID for U.S. federal income tax purposes. In the event that any Subordinated Notes forming part of IPSs issued upon conversion are treated as equity rather than debt for U.S. federal income tax purposes, then distributions with respect to such Subordinated Notes will generally be treated for U.S federal income tax purposes as described above under "— Distributions with Respect to Common Shares" rather than as interest.

Information Reporting and Backup Withholding

The Company will, where required, report to the IRS the amount of any interest paid on the Subordinated Notes and Debentures and dividends paid on its Common Shares and the amounts, if any, of federal income tax withheld with respect to such payments. Backup withholding tax, currently at a rate of 28%, may apply to amounts paid by the Company with respect to Common Shares held by a Non-U.S. Holder if the Non-U.S. Holder fails to satisfy certain documentation requirements (generally as described in paragraph (b) under "Interest Received on Subordinated Notes" above). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded, provided certain required information is provided to the IRS.

In the event that any Subordinated Notes, including both Subordinated Notes issued as part of IPSs in the Offering or upon conversion of any Debentures into IPSs (assuming such Subordinated Notes constitute debt), are treated as issued with OID (in excess of the de minimis threshold) for U.S. federal income tax purposes, the Company may not be able to properly identify which holders of Subordinated Notes own the Subordinated Notes issued with OID. As a result, the Company may not be able to properly report OID to holders of the Subordinated Notes and to the IRS pursuant to the information reporting requirements, if applicable. This could result in penalties being imposed on the Company by the IRS.

Taxation of the Company

Generally

For U.S. federal income tax purposes, the Company's distributive share of Atlantic Holdings' income arising from the Projects' business operations in the U.S. will generally be treated as effectively connected with a

U.S. trade or business ("ECI"), and all or a portion of the Company's other income, including the Company's distributive share of other income of Atlantic Holdings, could be treated as ECI. The Company will generally be subject to a 35% U.S. federal income tax on its net taxable income which is ECI or, if applicable, the "alternative minimum tax" of 20% on "alternative minimum taxable income" which is ECI. In computing its U.S. taxable income, however, subject to the discussion under "Classification of Subordinated Notes and Debentures as Debt" and "Earnings Stripping Rules — Section 163(j)" below, the Company should be able to deduct interest paid on the Subordinated Notes and Debentures or other deductible expenses incurred by the Company, including the Company's distributive share of expenses of Atlantic Holdings, in each case to the extent that any such deductions are allocable to the Company's income which is ECI. In addition to the U.S. federal income tax on taxable income which is ECI, the Company will be liable for a 5% branch profits tax on its after-tax earnings attributable to ECI. See "Branch Profits Tax" below.

The Company may also be subject to a 10% U.S. withholding tax on certain types of income which are not ECI, but are derived by the Company from U.S. sources (whether directly or indirectly through one or more partnerships it owns), unless the Company otherwise establishes an exemption from, or reduced rate of, withholding under the Canadian Treaty. These types of income generally include dividends, rents, royalties, compensation, certain interest and other "fixed or determinable annual or periodic" income (collectively referred to as "FDAP"). Unless an exception applies, the Company will be subject to withholding tax on the gross amount of any FDAP income, and will not be entitled to a U.S. tax deduction for any expenses, including interest on the Subordinated Notes, to the extent allocable to FDAP income. However, the Company may elect to treat rents from real property situated in the U.S. and certain other income that would otherwise be FDAP as ECI, in which case the income and its allocable expenses would be taxable as described in the preceding paragraph.

Company Taxed on Distributive Share of Projects' Income

The Projects will be treated as owned by partnerships for U.S. federal income tax purposes (the "Project partnerships"), except to the extent that they are directly or indirectly wholly owned by Atlantic Holdings, in which case they will be treated as owned directly by Atlantic Holdings. Atlantic Holdings will also be treated as a partnership for U.S. federal income tax purposes for any period during which it has more than one owner, and as a disregarded branch of its owner (e.g., the Company) if at any time it has only one owner for U.S. federal income tax purposes. As such, the Project partnerships and Atlantic Holdings will not themselves be subject to U.S. federal income tax. Rather, each Project partnership will compute its income, gains, losses, deductions and credits under U.S. tax rules and will allocate such items to its partners, including Atlantic Holdings, generally in accordance with their percentage interests. Similarly, Atlantic Holdings will compute its distributive share of income, gains, losses, deductions and credits from the Project partnerships, as well as any items it realizes directly or through disregarded entities, and will allocate such items to its partners, including the Company. However, assuming that a Code section 754 election is in effect for each partnership for the taxable year of the Offering, the Company's taxable income from Atlantic Holdings (including its indirect income from each Project partnership) should be reduced by depreciation and amortization deductions in amounts generally determined in a manner similar to what they would have been if the Company had purchased a rateable portion of the assets of Atlantic Holdings and each Project partnership for an aggregate amount equal to the amount paid for its interest in Atlantic Holdings, increased by the Company's portion of any debt of the Project partnership.

Atlantic Holdings will be subject to the withholding tax rules of Code section 1446. Therefore, Atlantic Holdings will generally be required to deduct and withhold, on a quarterly basis, 35% of the taxable income realized by it (whether directly or through a Project partnership) that is effectively connected with a U.S. trade or business and is allocable to the Company. Any amounts so withheld will be treated for all purposes as distributed to the Company. The amounts withheld will be calculated using only income, gains, losses, deductions and credits realized by Atlantic Holdings, whether directly or through a Property partnership (including depreciation and amortization deductions allocated to the Company), and only to the extent that such income, gains, losses, deductions and credits are effectively connected with a U.S. trade or business. Other deductions, including deductions attributable income of Atlantic Holdings which is not ECI and deductions for any expenses incurred directly by the Company, including interest paid on the Subordinated Notes, will not reduce the amount withheld. However, the Code section 1446 withholding tax is not an additional tax and will be

credited against the U.S. tax liability of the Company. Thus, if the amount withheld by Atlantic Holdings under Section 1446 for a taxable year exceeds the Company's actual U.S. federal income tax liability attributable to its net income which is ECI, such excess will be refundable. Provided that the Subordinated Notes and Debentures are respected as debt for U.S. federal income tax purposes (see "Classification of Subordinated Notes and Debentures as Debt" below), in determining its net income which is ECI, the Company should be able to deduct interest payments on the Subordinated Notes and Debentures as discussed above, and accordingly expects a significant portion of such withheld amount to be refundable for periods during which the Subordinated Notes and Debentures are outstanding.

Classification of Subordinated Notes and Debentures as Debt

U.S. Tax Counsel has advised the Company and the Underwriters, as applicable, that the Subordinated Notes and Debentures should be treated as debt for U.S. federal income tax purposes. Such advice is based in part on facts described in this short form prospectus and on various other opinions, assumptions, customary representations and determinations discussed in more detail in the following paragraphs. Any alteration or incorrectness of such facts, opinions, assumptions, representations or determinations could adversely affect such advice, and such advice is not binding on the IRS or the courts, which could disagree. The Company intends, and by acquiring Subordinated Notes (directly or as part of an IPS) or Debentures each holder of Subordinated Notes or Debentures agrees, to treat the Subordinated Notes and Debentures as debt of the Company for all purposes.

The determination of whether the Subordinated Notes and Debentures are debt or equity for U.S. federal income tax purposes is based on an analysis of the facts and circumstances. Generally, the IRS will not issue a ruling on whether an advance is to be treated as debt or equity. There is no clear statutory definition of debt and its characterization is governed by principles developed in case law, which analyzes numerous factors that are intended to identify the economic substance of the investor's interest in the corporation. U.S. Tax Counsel's determination that the Subordinated Notes and Debentures should be treated as debt for U.S. federal income tax purposes relies upon certain customary representations and determinations by the Company and an independent financial advisor, including, among others, representations and determinations substantially to the effect that:

- The principal amount, interest rate, issue price, term, security and other material provisions of the Subordinated Notes, when taken together and considered as a whole, are commercially reasonable and are substantially similar to those terms to which an unrelated third party lender, not owning equity in the Company and bargaining at arm's length with the Company, would reasonably agree, where such lender would ordinarily be considered by knowledgeable corporate finance experts to be a lender in the corporate bond market or other market for corporate debt and not primarily an investor in equity.

- The ratio of the aggregate amount of indebtedness of the Company to its aggregate capital and the Company's Cash Flow Coverage Ratio (as defined in the Indenture) are commercially reasonable under the circumstances.

- The Company expects to be able to pay the interest and principal due on the Subordinated Notes and Debentures in full in accordance with their terms.

- After the completion of the Offering, the ratio of the sum of all debt of the Company (including the Subordinated Notes and Debentures but excluding debt of the Company's subsidiaries) to the fair market value of the Common Shares will not exceed two to one.

In light of the representations and determinations described above and their relevance to several of the factors analyzed in case law, and taking into account the facts and circumstances relating to the issuance of the Subordinated Notes and Debentures, in the opinion of U.S. Tax Counsel the Subordinated Notes and Debentures should be treated as debt for U.S. federal income tax purposes. However, there is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes which are offered in circumstances similar to this Offering (i.e., as part of a unit that includes common shares of the issuer) or of the Debentures. In light of this absence of direct authority, U.S. Tax Counsel cannot conclude with certainty that the Subordinated Notes and Debentures will be treated as debt for U.S. federal income tax purposes, and, although

the Company intends to take the position that the Subordinated Notes and Debentures are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Subordinated Notes and Debentures would be recharacterized as non-deductible distributions with respect to the Company's equity, and the Company's net taxable income which is ECI and thus its U.S. federal income tax liability would be materially increased. As a result, the Company's after-tax cash flow would be reduced and the Company's ability to make interest payments on Subordinated Notes and Debentures and distributions with respect to Common Shares could be materially and adversely impacted. In addition, if such challenge were sustained, interest payments on the Subordinated Notes and Debentures would be treated for U.S. federal income tax in the same manner as distributions with respect to Common Shares, as could all or a portion of any repayment of principal on the Subordinated Notes and Debentures. See "Taxation of Non-U.S. Holders — Distributions with Respect to Common Shares" above.

Even if the IRS accepts the characterization of the Subordinated Notes as debt, there can be no assurance that the IRS will not claim that the interest rate on the Subordinated Notes is in excess of an arm's length rate, or that Non-U.S. Holders paid more for the Subordinated Notes than their face amount. If any such challenge were sustained, the Company would not be able to deduct all of the interest paid on the Subordinated Notes and the Company's taxable income and U.S. federal income tax liability could be materially increased. As a result, the Company's after-tax cash flow could be reduced and the Company's ability to make interest payments on Subordinated Notes and Debentures and/or distributions with respect to Common Shares could be materially and adversely impacted.

Earnings Stripping Rules — Section 163(j)

Code section 163(j) is another potentially limiting factor on the Company's ability to deduct interest paid on the Subordinated Notes. In general, Code section 163(j) limits a corporation's deductions for interest paid to related foreign persons exempt from U.S. tax in years that: (i) the debt-to-equity ratio of the U.S. corporate taxpayer exceeds 1.5 to 1 (based on the tax basis of assets), and (ii) the corporation's net interest expense (i.e., the excess of interest expense over interest income) exceeds 50% of "adjusted taxable income". Adjusted taxable income is generally defined as the corporation's taxable income before net interest expense, depreciation, and amortization. For purposes of Code section 163(j), a corporation and a creditor of the corporation will generally be "related" if the creditor owns, directly or by attribution, more than 50% of the corporation by vote or value. Under current law, assuming no Non-U.S. Holder owns more than 50%, directly or by attribution, of the Common Shares, Code Section 163(j) should not apply to limit the Company's ability to deduct interest paid on the Subordinated Notes.

Various proposals have been introduced in the U.S. Congress to amend Code section 163(j). Prospects for the enactment of such legislation are uncertain. Although U.S. Tax Counsel believes that none of the current proposals to amend Code section 163(j) would affect the deductibility of interest paid by the Company on the Subordinated Notes, the ultimate form of legislation amending Code section 163(j), if any is enacted, is uncertain.

Conversion of Debentures into IPSs; Classification of Subordinated Notes Issued Upon Conversion

The conversion of Debentures into IPSs generally will not give rise to any tax deduction for the Company. Whether any Subordinated Notes issued as part of IPSs upon conversion of a Debenture will be treated as debt or equity for U.S. federal income tax purposes will be determined at the time of conversion based on the facts and circumstances at that time. As a result, even if the Debentures and Subordinated Notes issued in the Offering are properly treated as debt, there can be no assurance that any Subordinated Notes issued upon conversion of any Debentures will be so treated. However, assuming that the facts, circumstances, and tax rules applicable at the time of conversion are similar to those existing today, including but not limited to the representations and determinations described above continuing to be true, the Company would expect that any such Subordinated Notes should also be treated as debt for U.S. federal income tax purposes. Even if any such Subordinated Notes are treated as debt, the Company may not be able to deduct the full amount of interest payable in the Subordinated Notes if and to the extent that any such Subordinated Notes are treated as issued at a premium to their principal amount for U.S. federal income tax purposes.

Branch Profits Tax

Under the "branch profits tax" rules of Code section 884 (as modified by the Canadian Treaty), distributions from the Atlantic Holdings to the Company, to the extent such distributions are not in excess of the Company's earnings and profits attributable to ECI, will be subject to a 5% tax. If deductions for interest paid on the Subordinated Notes and/or Debentures are denied or limited (as discussed above) the Company's earnings and profits and hence its liability for branch profits tax could increase substantially. As a result, the Company's after-tax cash flow could be reduced and/or the Company's ability to make interest payments on Subordinated Notes and Debentures and distributions with respect to Common Shares could be materially and adversely impacted.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments — Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, "Financial Instruments — Recognition and Measurement," effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company has not yet determined the effect that these new standards will have on its consolidated financial position and results of operations.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income," and Section 3251, "Equity," effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements in Section 1530. The Company has not yet determined the effect these new standards will have on its consolidated financial position and results of operations.

Hedges

In January 2005, the CICA released new Handbook Section 3865, "Hedges," effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. The Company has not yet determined the effect these new standards will have on its consolidated financial position and results of operations.

RISK FACTORS

An investment in the IPSs or the Debentures and the Common Shares and Subordinated Notes represented by IPSs, involves a number of risks in addition to those described under "Forward-Looking Statements". In addition to other information contained or incorporated by reference in this short form prospectus, prospective investors should give careful consideration, in light of their own financial circumstances, to the factors set out under "Risk Factors" in the AIF and the following factors. Any of the matters highlighted in the risk factors could have a material adverse effect on the Company's results of operations, business prospects or financial condition, the cash available to the Company for distribution to holders of IPSs, Debentures, Common Shares and Subordinated Notes or on the market price or value of IPSs, Debentures, Common Shares or Subordinated Notes.

Risks Related to the Path 15 Project

Unresolved Ratemaking Issues Under FERC Review Could Adversely Affect Cash Flows

There are currently two material ratemaking issues related to the Path 15 Project under FERC review that could affect the revenue earned by Path 15 Opco. These issues are expected to be determined by the FERC commissioners by the end of the fourth quarter of 2006. Given the potential impact of the ruling on Path 15 Opco's cash flows, the Company negotiated certain purchase price adjustments in the Purchase and Sale Agreement in the event of an adverse outcome. Specifically, $24.1 million of the purchase price is being held in escrow pending the FERC's final determination of two ratemaking issues. If the FERC's resolution of the outstanding rate issues is favourable to Path 15 Opco, a portion or all of the amount held in escrow will be released to the Vendors in accordance with a formula set forth in the Purchase and Sale Agreement. If the FERC's resolution of the outstanding rate issues is not favourable to Path 15 Opco, the purchase price for the Acquisition will be reduced in accordance with a formula set forth in the Purchase and Sale Agreement and all or a portion of the amount held in escrow will be returned to Atlantic Holdings. Management believes that the escrow provisions in the Purchase and Sale Agreement allow the Company to maintain virtually the same economic outcome from the Acquisition regardless of the outcome of the issues that remain subject to a FERC ruling. It is also possible that the FERC's decision could be appealed to the circuit courts. The FERC's ruling would take effect throughout the duration of any appeal and neither party would have an obligation to return amounts released from escrow in the event of a reversal on appeal. However, the Company has been advised by its legal counsel in connection with the FERC matters that a successful appeal of a FERC decision on these issues is unlikely.

In December 2004, the FERC ordered that rates for Path 15 Opco be established consistent with the filed revenue requirement, subject to refund. A number of parties intervened in the case, raising objections to certain elements of the filing. Testimony was submitted by various parties and a hearing was held before the FERC Administrative Law Judge in September 2005. The major issues raised by interveners in the setting of Path 15 Opco's rates included:

- Inclusion of prepaid expenses for financing-related reserve obligations as rate base items;
- Proper methodology for calculating Path 15 Opco's allowance for working capital and the proper amount for this allowance;
- Proper methodology for calculating Path 15 Opco's allowance for funds used during construction and the proper amount for this allowance; and
- The recovery of costs associated with the WAPA's capacity allocation.

In December 2005, the FERC Administrative Law Judge issued an initial decision that reduced the amount of working capital included in the rate base and excluded various debt service and liquidity reserves from the rate base. The FERC Administrative Law Judge upheld Path 15 Opco's calculation of the allowance for funds used during construction and removed the issue of the WAPA's cost recovery from the current proceeding. The net impact of excluding the working capital and various reserves from the rate base would be a reduction in the return on investment portion of rates, totalling approximately $2.3 million a year for the period 2005 to 2007.

Path 15 Opco filed exceptions to the FERC Administrative Law Judge's proposed findings and expects a final order to be issued by the FERC by the end of the fourth quarter of 2006. If the FERC Administrative Law Judge's decision is upheld, a refund obligation of approximately $6.5 million would be generated to account for the approximately $2.3 million of over collection per year since the beginning of the Path 15 Project's commercial operations in December 2004. Management believes that this refund obligation could be paid directly from the funds placed in escrow, in accordance with the Purchase and Sale Agreement, to the CAISO without affecting the cash flow coverage covenants at Path 15 Opco or Path 15 Holdco.

Future FERC Rate Determinations Could Negatively Impact Cash Flows

The stability of Path 15 Opco's cash flows will continue to be subject to the risk related to the FERC's authority to adjust the expected formulation of revenues upon its rate review every three years. The cost-of-service methodology currently applied by the FERC is well established and transparent, however certain

inputs in the FERC's determination of rates are subject to its discretion, which include return on equity and the recovery of certain extraordinary expenses. Unfavourable decisions on these matters could adversely affect the cash flow, financial position and results of operations of Path 15 Opco and Path 15 Holdco, and the Company, and could adversely affect the cash available for distribution by the Company.

Significant Adverse Changes in Debt Markets and/or Interest Rates May Prevent the Company from Repaying the Acquisition Credit Facility on the Expected Timeline

The Manager intends to use a portion of the net proceeds of the Offering and a long-term non-recourse loan at Harbor Transmission, LLC to pay down the Acquisition Credit Facility. In the event of a significant adverse change in debt markets and/or interest rates, it is possible that the Company may be unable to repay the Acquisition Credit Facility on the expected timeline. However, the Company currently has sufficient funds available under the Amended Credit Facility to repay the outstanding balance on the Acquisition Credit Facility following the Offering should such events occur.

Counterparty Credit

The CAISO operates as a clearinghouse for the settlement of third-party transactions involving purchases and sales of power in California. The CAISO does not purchase or sell power for its own account, but relies on payments owed to it by investor-owned utilities and other users of the California transmission grid. The CAISO transmission system users are required to have an approved short-term credit rating (A1 — S&P, F1 — Fitch IBCA, P1 — Moody's). If these rating standards are not attained, the transmission system user must provide an acceptable letter of credit, an acceptable surety bond, a guarantee of a company with an approved credit rating, a cash deposit, a certificate of deposit or a payment bond certificate. Despite these mitigating factors, it is possible that a payment problem could reduce revenues received by Path 15 Opco and the Company.

Tax Risks Associated with the Depreciation of TSRs

The current owners of Path 15 Opco have been depreciating their ownership of TSRs as a transmission asset for tax purposes. The Company expects that it will depreciate its investment on the same basis. However, there can be no assurance that the IRS will not challenge the tax treatment related to the depreciation of TSRs in a manner which adversely affects the Company by, for example, determining that TSRs are undepreciable intangible property. If such a challenge were sustained, depreciation on TSRs could be recharacterized as non-deductible and the taxable income and tax liability associated with the Path 15 Project could be materially increased. If taxes increase at Path 15 Opco, Path 15 Opco can submit to the FERC for a prospective recovery of these increases.

Income Tax Allowances Included by Path 15 Opco in its Rates have been Challenged by Certain Parties and Path 15 Opco may be Subject to a Refund Liability

On October 4, 2004, Path 15 Opco filed a Revenue Requirement and Transmission Owner Tariff with the FERC to recover investment costs related to the Path 15 Project. On November 17, 2005, the FERC issued an order related to Path 15 Opco's proposed income tax allowance in rates, determining that the owners of Path 15 Opco have an actual or potential income tax liability with respect to the income from Path 15 Opco. Pursuant to the FERC's income tax policies, the FERC order permitted Path 15 Opco to include a tax allowance in its rates. On April 13, 2006, a request filed by certain third parties for a rehearing of the FERC's order was denied.

On June 1, 2006, the Transmission Agency of Northern California (the "TANC") petitioned the United States Court of Appeals for the District of Columbia Circuit for review of the FERC's order permitting Path 15 Opco to include an income tax allowance in its rates. As of the date hereof, the appeal is still pending. In the event the appeal is successful and the FERC's order granting Path 15 Opco an income tax allowance in rates is overturned, it is possible that the determination will result in Path 15 Opco incurring a refund liability equal to the amount of the tax allowance included in the rates and collected from customers. Furthermore, such an outcome may also preclude Path 15 Opco from including an income tax allowance in future rates. Given the general deference of the courts to regulatory agency decisions, their reluctance to overturn longstanding FERC precedent and the extensive process followed by the FERC in the formulation of its policy statement issued in

connection with the tax issue raise by the TANC, the Manager believes that it is unlikely that the TANC will succeed in its appeal.

Restrictive Covenants in Existing Debt Agreements Could Impact Distributions by the Company

The debt covenants of Path 15 Opco and Path 15 Holdco restrict the payment of dividends to Path 15 Holdco and ultimately to the Company based on the maintenance of various cash coverage ratios. While the Manager's projections do not anticipate any violation of these covenants, an unanticipated event that results in a temporary cash shortage could prevent the distribution of certain available cash to Harbor Transmission, LLC. As discussed above, an adverse FERC ruling on working capital and debt service reserve issues or an adverse decision of the United States Court of Appeals for the District of Columbia Circuit on the income tax issue could result in a refund liability to Path 15 Opco that would be netted out of rates. Any refund liability would require a lump sum payment for the over collection during the interim rate period. The excluded amounts would also be removed from rates prospectively.

It is Possible that Future Administration and Management Expenses Exceed Historical Costs and May Not be Approved in the Rates

Trans-Elect will continue to provide administrative and management services to Path 15 Opco for a transitional period extending through December 31, 2006. These services include participation in the coordination with the WAPA and Pacific Gas and Electric Company of the operation and maintenance, accounting and reporting requirements with existing lenders to Path 15 Opco and Path 15 Holdco and the management of rate proceedings with the FERC. Following the transition period, the Company and/or one of its subsidiaries or affiliates will assume the administration and management of Path 15 Opco. Following the transition period, there is a risk that the Company will incur higher expenses in the administration and management of Path 15 Opco than historically experienced by Trans-Elect. It is possible that any increased costs incurred by the Company will not be approved in the rates.

Outstanding Condemnation Proceedings Related to Portions of the Rights of Way for the Path 15 Project May Result in Adverse Judgments

There are three condemnation proceedings related to portions of the rights of way for the Path 15 Project that are being defended by the U.S. Department of Justice on behalf of the WAPA:

Wood Harris — This matter is scheduled to begin trial at the district court level in January 2007. The landowner is claiming a value of $11.4 million and the government's appraisal is $100,000.

Campion — This matter went to trial earlier in 2006. The landowner claimed a value of $16 million and the government's appraisal was approximately $100,000. At the conclusion of the matter, the jury awarded approximately $2.1 million, including interest, which was paid into court pending the plaintiff's appeal. A hearing has not yet been scheduled.

Stone — In this matter, the plaintiff challenged the WAPA's right to condemn the plaintiff's property. The district court granted summary judgment *sua sponte* to the government, but the plaintiff has appealed. A hearing has not yet been scheduled.

As discussed above under "Path 15 Project — Regulation", the Path 15 Project may add to its ratebase all prudently incurred costs. In the event that an unfavourable result on a condemnation proceeding resulted in an increased cost to Path 15 Opco, Path 15 Opco could request that the FERC approve the addition of such costs to its ratebase which, if approved, would generate incremental returns for Path 15 Opco. The Manager believes any amounts payable would be available under the Company's credit facilities and the result of having increased capital earning the applicable FERC-approved rates of return would not have a material adverse effect.

Risks Related to the Debentures

Repayment of the Debentures

The Debentures mature on October 31, 2011. The Company may not be able to refinance the principal amount of the Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that the Company will be able to repay the outstanding principal amount upon maturity of the Debentures.

As a result of the subordinated nature of the guarantees of the Debentures, upon any distribution to creditors of Atlantic Holdings in a bankruptcy, liquidation or reorganization or similar proceeding relating to Atlantic Holdings or its property or assets, the holders of Atlantic Holdings' senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Debentures under the guarantee provided by Atlantic Holdings. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to any of the Project Operating Entities or the Projects (other than the Onondaga Project), the holders of the Debentures will not have a claim against the assets of such Projects.

Trading Market for Debentures

The Debentures constitute a new issue of securities of the Company for which there is currently no public market. If the Debentures are traded after their initial issuance, they may trade at a discount from their offering price depending on prevailing interest rates, the market for similar securities, the performance of the Company and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

Prior Ranking Indebtedness

The Debentures will rank junior to all existing and future Senior Secured Indebtedness, including the Amended Credit Facility and the Acquisition Credit Facility. See "Description of Debentures — Ranking".

Absence of Covenant Protection

The Indenture will not restrict the ability of the Company or any of its subsidiaries from incurring additional indebtedness for borrowed money or otherwise from mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing. The Indenture will not contain any provisions specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Company or any of its subsidiaries.

Redemption Prior to Maturity

The Debentures may be redeemed, at the option of the Company, after October 31, 2009 and prior to the Maturity Date in whole or in part, at a redemption price equal to the principal amount thereof, together with any accrued and unpaid interest subject to certain conditions described under "Description of Debentures — Redemption and Purchase". Holders of Debentures should assume that this redemption option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Debentures.

Inability of the Company to Purchase Debentures

The Company will be required to offer to purchase all outstanding Debentures upon the occurrence of a Change of Control. However, it is possible that following a Change of Control, the Company will not have sufficient funds at that time to make the required purchase of outstanding Debentures or that restrictions contained in other indebtedness will restrict those purchases. See "Description of Debentures — Put Right Upon a Change of Control".

Conversion Following Certain Transactions

In the event of certain transactions, pursuant to the terms of the Indenture, each Debenture will become convertible into securities, cash or property receivable by a holder of IPSs in the kind and amount of securities, cash or property as if such holder had converted the Debentures into IPSs prior to completion of the transaction. This change could substantially reduce or eliminate any potential future value of the conversion privilege associated with the Debentures. For example, if the Company were acquired in a cash merger, each Debenture would become convertible solely into cash that would no longer be convertible into securities whose value would vary depending on the Company's future prospects and other factors. See "Description of Debentures — Conversion Privilege".

U.S. Federal Income Tax Risks

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences generally applicable to a holder of Debentures or Common Shares and Subordinated Notes, as represented by IPSs, will not be changed in a manner which adversely affects Non-U.S. Holders.

There is no authority that directly addresses the tax treatment of securities similar to the Debentures. In light of this absence of direct authority, it cannot be concluded with certainty that the Debentures will be treated as debt for U.S. federal income tax purposes, and, although the Company intends to take the position that the Debentures are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Debentures would be recharacterized as non-deductible distributions with respect to the Company's equity, and the Company's net taxable income which is effectively connected income and thus its U.S. federal income tax liability would be materially increased. As a result, the Company's after-tax cash flow would be reduced and the Company's ability to make interest payments on the Debentures and Subordinated Notes and distributions with respect to Common Shares could be materially adversely impacted.

ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans LLP, counsel to the Company and of Blake, Cassels & Graydon LLP, counsel to the Underwriters, on the date of this short form prospectus, the Common Shares represented by the IPSs, the Subordinated Notes represented by the IPSs, the Debentures and the Common Shares and Subordinated Notes issuable upon conversion of the Debentures, if issued on the date hereof, would be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except that the Subordinated Notes and Debentures will not be qualified investments for trusts governed by a deferred profit sharing plan to which contribution payments are made by the Company or a person with whom the Company does not deal at arm's length within the meaning of the Tax Act) and registered education savings plan (collectively, the "plans") at that time.

MATERIAL CONTRACTS

The only material contracts, other than contracts entered into in the ordinary course of business, to which the Company or Atlantic Holdings will become a party prior to or at the closing of the Offering are as follows:

(a) the Underwriting Agreement referred to under "Plan of Distribution";

(b) the Acquisition Credit Facility referred to under "Path 15 Project — Acquisition Credit Facility";

(c) the Amended Credit Facility referred to under "Path 15 Project — Amended Credit Facility"; and

(d) the Indenture referred to under "Description of Debentures".

Copies of these agreements will be available at www.sedar.com or may be examined at the registered office of the Company, at 355 Burrard Street, Suite 1900, Vancouver, British Columbia, V6C 2G8, during normal business hours until the expiry of the 30-day period following the date of the final short form prospectus.

AUDITORS, TRANSFER AGENT AND REGISTRAR AND DEBENTURE TRUSTEE

The auditors of the Company are KPMG LLP, Chartered Accountants.

The transfer agent and registrar for the IPSs and the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario. The trustee of the Debentures is Computershare Trust Company of Canada.

STATUTORY RIGHTS OF RESCISSION AND WITHDRAWAL

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right generally may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

GLOSSARY OF TERMS

In this short form prospectus, the following terms will have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and vice versa and words importing any gender include all genders:

"**Acquisition**" means the indirect acquisition by the Company of the equity interests of Path 15 Holdco whose principal asset is Path 15 Opco, owner of 72% of the TSRs relating to the Path 15 Project, pursuant to a Purchase and Sale Agreement dated as of June 28, 2006.

"**Acquisition Credit Facility**" means the term loan credit facility extended to the Company for the purpose of assisting in the financing of the Acquisition.

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Ontario).

"**AIF**" means the annual information form of the Company dated March 30, 2006.

"**Amended Credit Facility**" means the amended credit agreement dated as of November 18, 2004 (as may be amended from time to time) as amended through the third amendment dated as of September 15, 2006 entered into among Atlantic Holdings and a syndicate of financial institutions.

"**ArcLight**" means ArcLight Capital Partners, LLC.

"**Atlantic Holdings**" means Atlantic Power Holdings, LLC, a limited liability company formed under the laws of Delaware.

"**business day**" means a day other than a Saturday, Sunday or other day on which banking institutions in the Province of Ontario are authorized or required by law to close.

"**CAISO**" means the California Independent System Operator.

"**Canadian GAAP**" means the accounting principles generally accepted in Canada.

"**Canadian Treaty**" means the Canada United States Income Tax Convention, as amended.

"**Capital Stock**" means: (i) in the case of a corporation, corporate stock or equity interests, including, without limitation, corporate stock represented by IPSs and corporate stock outstanding upon the separation of IPSs into the securities represented thereby; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

"**CDS**" means The Canadian Depository for Securities Limited.

"**Change of Control**" means the occurrence of any of the following events:

(i) the sale, lease or transfer to any person or group, in one or a series of related transactions, of the Company's or Atlantic Holdings' assets generating more than 66⅔% of Company Cash Flow for the 12-month period ended on the last day of the most recent fiscal quarter to any person or group;

(ii) the adoption of a plan relating to the liquidation or dissolution of the Company or Atlantic Holdings;

(iii) the acquisition by any person or group of a direct or indirect interest in more than 50% of: (A) the Common Shares of the Company or the common membership interests of Atlantic Holdings; or (B) the voting power of the Company or Atlantic Holdings; by way of purchase, merger or consolidation or otherwise (other than a creation of a holding company that does not involve a change in the beneficial ownership of the Company as a result of such transaction); or

(iv) the merger or consolidation of the Company or Atlantic Holdings with or into another person or the merger of another person into the Company or Atlantic Holdings with the effect that immediately after such transaction the shareholders of the Company or the holders of common membership interests of Atlantic Holdings immediately prior to such transaction hold, directly or indirectly, less than 50% of

the voting control over the person surviving such merger or consolidation, in each case other than the creation of a holding company that does not involve a change in the beneficial ownership of the Company or Atlantic Holdings as a result of such transaction.

"**Closing**" means the closing of the Offering.

"**Code**" means the *United States Internal Revenue Code of 1986*, as amended.

"**Common Shares**" means the common shares in the capital of the Company.

"**Company**" means Atlantic Power Corporation.

"**Company Cash Flow**" means, for any period, the difference of (i) the aggregate amount of all cash distributions received or receivable in respect of such period, by the Company from Atlantic Holdings or any other source during such period plus the Company's *pro rata* share (based on its common membership ownership interest in Atlantic Holdings) of any cash distributions received by Atlantic Holdings in respect of such period and retained by Atlantic Holdings, in each such case exclusive of any distribution attributable to any net proceeds realized by the Company, a Significant Entity of the Company or a project upon the sale or disposition of plant, property and equipment, which is not disposed of in the ordinary course of business and any other extraordinary items, minus (ii) any amounts paid by the Company in respect of expenses (other than interest expenses), including taxes determined on a *pro forma*, annual basis for a full tax year.

"**Conversion Price**" means the price of Cdn$12.40 per IPS, being a ratio of approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, subject to adjustment in certain events in accordance with the Indenture, at which price each Debenture will be convertible into IPSs at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Company for redemption of the Debentures.

"**CRA**" means the Canada Revenue Agency.

"**Current Market Price**" means the weighted average trading price of the IPSs for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event on the TSX (or, if not listed thereon, on such stock exchange on which the IPSs are listed or, if the IPSs are not listed on any stock exchange, then on the over-the-counter market) or, if there is no market, fair value as determined by an independent financial advisor.

"**DBRS**" means Dominion Bond Rating Service Limited.

"**Debenture Trustee**" means Computershare Trust Company of Canada.

"**Debentures**" means the 6.25% convertible secured debentures of the Company issued pursuant to the Indenture as of the date of closing of the Offering, and "**Debenture**" means one of them.

"**Depository**" means CDS or its successor.

"**Disqualified Recipient**" means (i) any person that owns, directly or indirectly (through ownership of IPSs or otherwise) and after application of the constructive ownership rules of Code section 871(h)(3), 10% or more of the total combined voting power of all classes of equity of the Company entitled to vote, (ii) a controlled foreign corporation related to the Company within the meaning of Code section 881(c)(3)(C), or (iii) a bank described in Code section 881(c)(3)(A) with respect to the Subordinated Notes.

"**Existing Investors**" means Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC.

"**FAPI**" means foreign accrual property income as defined in the Tax Act.

"**FERC**" means the United States Federal Energy Regulatory Commission, an independent regulatory agency within the United States Department of Energy that, among other things, oversees regulatory matters relating to electricity projects.

"**Fund I**" means ArcLight Energy Partners Fund I, L.P.

"**Fund II**" means ArcLight Energy Partners Fund II, L.P.

"**Global Debentures**" means Debentures issued in the form of fully registered global Debentures.

"**guarantee**" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any indebtedness or other obligations.

"**Guarantee**" means any guarantee of the obligations of the Company under the Indenture and the Debentures by any Person in accordance with the provisions of the Indenture.

"**Guarantors**" means Atlantic Holdings, Teton Power Funding, LLC, Epsilon Power Funding, LLC, MP Power LLC, Teton East Coast Generation LLC, Teton Fuels Mid-Georgia LLC, Teton Selkirk LLC, Badger Power Generation I LLC, Badger Power Generation II LLC, Baker Lake Hydro LLC, Dade Investment, L.P., Geddes II Company LLC, Geddes Cogeneration Company LLC, MEP Rumford, LLC, NCP Dade Power LLC, NCP Houston Power LLC, NCP Pasco LLC, NCP Perry LLC, Olympia Hydro LLC, Onondaga Cogeneration Limited Partnership, Orlando Power Generation I LLC, Orlando Power Generation II LLC, Stockton Cogen (II) LLC, Teton Operating Services, LLC and Teton New Lake, LLC, and "**Guarantor**" means any one of them.

"**Holder**" means a holder of IPSs, Debentures, Subordinated Notes or Common Shares, as applicable.

"**Indenture**" means the trust indenture to be entered into at the Closing between the Company and the Debenture Trustee, governing the terms of the Debentures.

"**Interest Payment Date**" means the date that interest will be paid on the Debentures, namely semi-annually on April 30 and October 31 in each year, commencing on April 30, 2007.

"**IPO**" means the initial public offering of IPSs completed on November 18, 2004.

"**IPS Interest Payment Election**" has the meaning set forth under "Description of Debentures — IPS Interest Payment Election".

"**IRS**" means the United States Internal Revenue Service.

"**kilowatt**" means 1,000 watts of energy.

"**LLC Agreement**" means the amended and restated limited liability company agreement of Atlantic Holdings dated November 17, 2004, as amended.

"**Manager**" means Atlantic Power Management, LLC.

"**Maturity Date**" means October 31, 2011, the maturity date of the Debentures.

"**MW**" means 1,000 kilowatts of energy.

"**Non-U.S. Holder**" means a Holder that is not: (i) a citizen or individual resident in the U.S. for U.S. federal tax purposes; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or a political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if (A) a court within the U.S. is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

"**Offering**" means the offering of the Securities pursuant to this short form prospectus.

"**Path 15 Holdco**" means Trans-Elect NTD Holdings Path 15, LLC.

"**Path 15 Opco**" means Trans-Elect NTD Path 15, LLC.

"**Path 15 Project**" means the transmission line upgrade along the Path 15 transmission corridor located in central California.

"**person**" includes an individual, corporation, the Company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof.

"**plans**" means registered retirement savings plans, registered retirement income funds, defined profit sharing plans and registered education savings plans.

"**Project Holding Entities**" means Teton Power Funding, LLC and Epsilon Power Funding, LLC.

"**Project Operating Entities**" means the limited partnerships, corporations or other entities that directly own the Projects.

"**Projects**" means the 15 power generation projects as described under "Description of the Business — Summary Table of the Projects" and "Project Descriptions" in the AIF and the Path 15 Project as described herein under "Path 15 Project", and "Project" means any one of them.

"**Purchase and Sale Agreement**" means the purchase and sale agreement dated as of June 28, 2006 pursuant to which a subsidiary of Atlantic Holdings acquired all of the equity interests in Path 15 Holdco.

"**Put Date**" means the date which is 30 days following the date the Company gives notice to a holder of Debentures of a Change of Control.

"**Put Price**" means 101% of the principal amount of the Debentures.

"**ROE**" means return on equity.

"**S&P**" means Standard and Poor's, a division of The McGraw-Hill Companies, Inc.

"**Securities**" means, collectively, the IPSs and Debentures offered pursuant to this short form prospectus.

"**Securities Commissions**" means the securities commissions or securities regulatory authority in the provinces and territories of Canada in which the Company is a reporting issuer (or equivalent).

"**Senior Secured Indebtedness**" means the principal of and the interest and premium (or any other amounts payable thereunder), if any, on:

(i) all secured indebtedness, liabilities and obligations of the Company and any Guarantor, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed in connection with the acquisition by the Company or any Guarantor of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) or in connection with the acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any Significant Entity of the Company or any Guarantor, for payment of which the Company or Guarantor is responsible or liable, whether absolutely or contingently;

(ii) all secured obligations of the Company, any Guarantor or any Significant Entity under (A) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements, and (B) other agreements or arrangements designed to manage or hedge fluctuations in currency exchange, interest rates or commodity prices;

(iii) all indebtedness, liabilities and obligations under the guarantee(s) now or at any time hereafter granted by the Company, any Guarantor or any of their Significant Entities in respect of the obligations, liabilities and indebtedness under the credit agreements in connection with the Amended Credit Facility and the Acquisition Credit Facility; and

(iv) renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations,

unless in each case it is provided by the terms of the instrument creating or evidencing such secured indebtedness, liabilities or obligations that such secured indebtedness, liabilities or obligations are not superior in right of payment to Debentures which by their terms are subordinated, which for greater certainty includes

the initial debentures; and "Senior Secured Indebtedness" shall, in all events, exclude the Subordinated Notes but include all of the obligations of the borrower, issuer and/or guarantor under the Amended Credit Facility and the Acquisition Credit Facility.

"**Separate Subordinated Notes**" means the approximately Cdn$36.5 million principal amount of Subordinated Notes issued and sold separately from the IPSs by the Company in November 2004.

"**Subordinated Indebtedness**" means, with respect to the Company, any Guarantor or any Significant Entity, (i) all indebtedness which is not senior indebtedness or *pari passu* indebtedness, (ii) the Subordinated Notes, (iii) all unsecured indebtedness or obligations of the Company, any Guarantor or any Significant Entity, and (iv) any indebtedness of the Company, any Guarantor or any Significant Entity that is subordinated pursuant to the terms of the instrument creating or evidencing such indebtedness.

"**Subordinated Note Indenture**" means the trust indenture governing the Subordinated Notes between the Company and Computershare Trust Company of Canada entered into on November 18, 2004.

"**Subordinated Notes**" means the 11.0% subordinated notes of the Company issued in accordance with the Subordinated Note Indenture.

"**Significant Entity**" means, with respect to any person, (i) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which 40% or more of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such person or one or more of the other Significant Entities of that person or a combination thereof and (ii) any partnership, joint venture or limited liability company of which 40% or more of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such person or one or more of the other Significant Entities of that person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and such person owns or controls, directly or indirectly, 40% or more of the total equity and voting rights of the general partner of such entity.

"**TAC**" means transmission access charges.

"**TANC**" means the Transmission Agency of Northern California.

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, in each case in effect on the date hereof.

"**Trans-Elect**" means Trans-Elect, Inc.

"**Treasury Regulations**" means the U.S. Treasury regulations (including final, temporary and proposed regulations) promulgated under the Code.

"**Trustee**" means Computershare Trust Company of Canada.

"**TSR**" means transmission system right.

"**TSX**" means the Toronto Stock Exchange.

"**Underwriters**" means BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc. and Dundee Securities Corporation.

"**Underwriting Agreement**" means the underwriting agreement among the Company, Atlantic Holdings and the Underwriters dated September 22, 2006.

"**U.S. GAAP**" means the accounting principles generally accepted in the United States.

"**U.S. Holder**" means any Holder that is not a Non-U.S. Holder.

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended.

"**U.S. Tax Counsel**" means Goodwin Procter LLP.

"**Vendors**" means New Transmission Development Company, United States Power Fund, L.P., Cardinal Power Funding, LLC (an affiliate of ArcLight) and TransValley Transmission LLC.

"**WACC**" means weighted average cost of capital.

"**WAPA**" means Western Area Power Administration.

INDEX TO FINANCIAL STATEMENTS

AUDITORS' CONSENT

The Board of Directors of Atlantic Power Corporation

We have read the short form prospectus dated October 2, 2006 relating to the sale and issue of 8,531,000 Income Participating Securities and Cdn$60,000,000 6.25% Convertible Secured Debentures due October 31, 2011 of Atlantic Power Corporation (the "Company"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2005 and the period from November 18, 2004 to December 31, 2004. Our report is dated March 31, 2006.

Toronto, Canada
October 2, 2006

KPMG LLP
Chartered Accountants

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors of Atlantic Power Corporation

We have read the unaudited pro forma consolidated balance sheet of Atlantic Power Corporation as at June 30, 2006 and the unaudited pro forma consolidated statements of income for the six months ended June 30, 2006 and for the year ended December 31, 2005, and have performed the following procedures:

1. Compared the figures in the columns captioned "Atlantic Power" to the unaudited consolidated balance sheet of Atlantic Power Corporation as at June 30, 2006 and to the unaudited consolidated statement of income and deficit for the six months ended June 30, 2006 and to the audited consolidated statement of operations and deficit for the year ended December 31, 2005, respectively, and found them to be in agreement.
2. Compared the figures in the column captioned "Path 15 Holdco" to the unaudited consolidated balance sheet of Trans-Elect NTD Holdings Path 15, LLC ("Path 15 Holdco") as at June 30, 2006, and to the unaudited consolidated statement of income for the six months ended June 30, 2006 and to the audited consolidated statement of operations for the year ended December 31, 2005, respectively, and found them to be in agreement.
3. Made enquiries of certain officials of Atlantic Power Corporation who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma financial statements comply as to form in all material respects with in all material respects with the published requirements of Canadian securities legislation.
4. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Atlantic Power" and "Path 15 Holdco" as at June 30, 2006 and for the six months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned "Pro forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada
October 2, 2006

KPMG LLP
Chartered Accountants

ATLANTIC POWER CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

June 30, 2006

(Unaudited)

	Atlantic Power	Path 15 Holdco	Pro forma Adjustments	Note 2	Pro forma Consolidated
ASSETS					
Current assets					
Cash and cash equivalents	$ 25,899	$ 7,337	$ (225)	(a)	$ 38,576
			79,718	(b)	
			53,144	(c)	
			(7,911)	(d)	
			(37,061)	(e)	
			(82,325)	(d)	
Reserve fund	10,737				10,737
Restricted cash	21,807	12,482			34,289
Current portion of indexed swap	37,175				37,175
Accounts receivable	26,747				26,747
Unbilled revenue	—	6,221			6,221
Prepayments, supplies and other	8,487	242			8,729
Income tax receivable	16,079				16,079
Total current assets	146,931	26,282			178,553
Property, plant, and equipment	420,775				420,775
Equity investments	76,142				76,142
Intangible assets	163,771				163,771
Transmission system rights	—	144,952	119,049	(a)	264,001
Long-term portion of indexed swap	37,605				37,605
Deferred financing costs	10,171	6,724	(6,724)	(a)	12,089
			225	(a)	
			1,693	(d)	
Other	19,497	799			20,296
Total assets	$874,892	$178,757			$1,173,232
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	$ 25,850	$ 1,509			$ 27,359
Revolving credit facility	—				
Current portion of long-term debt	22,042	7,798	88,000	(a)	80,779
			(37,061)	(e)	
Current portion of indexed swap hedge	15,578				15,578
Interest payable on subordinated notes	2,400		282	(f)	2,682
Distribution payable, non-controlling interest	1,477		(733)	(f)	744
Dividends payable	1,311		451	(f)	1,762
Deferred revenue	—	7,628			7,628
Other	3,578				3,578
Total current liabilities	72,236	16,935			140,110
Long-term debt	212,759	136,719	20,200	(a)	422,822
			53,144	(c)	
Subordinated notes	262,352		42,726	(b)	305,078
Other liabilities, non-controlling interest	163,002		(86,382)	(f)	76,620
Indexed swap hedge	18,259				18,259
Future tax liability	—		29,228	(a)	29,228
Other liabilities	31,897				31,897
Total liabilities	760,505	153,654			1,024,014
Shareholders' equity					
Common stock	148,025	38,907	(38,907)	(a)	184,364
			36,992	(b)	
			(653)	(d)	
Accumulated deficit	(33,638)	(13,804)	13,804	(a)	(35,146)
			(1,508)	(d)	
Total shareholders' equity	114,387	25,103			149,218
Total liabilities and shareholders' equity	$874,892	$178,757			$1,173,232

ATLANTIC POWER CORPORATION

PRO-FORMA CONSOLIDATED STATEMENT OF INCOME

(In thousands of U.S. dollars, except per share amounts)

Six months ended June 30, 2006

(Unaudited)

	Atlantic Power	Path 15 Holdco	Pro forma Adjustments	Note 2	Pro forma Consolidated
Project revenue					
Energy sales	$ 108,419				$ 108,419
Transmission services	—	$17,399			17,399
Indexed swap	2,827				2,827
Other	1,891				1,891
	113,137	17,399			130,536
Project expenses					
Fuel	43,271				43,271
Operations and maintenance	17,942	997			18,939
Project operator fees and expenses	3,728				3,728
Amortization	20,942	2,874	1,984	(h)	25,800
	85,883	3,871			91,738
Project other income and (expenses)					
Equity earnings, net	3,824				3,824
Interest expense, net	(4,543)	(5,718)			(10,261)
Other income	2,499				2,499
	1,780	(5,718)			(3,938)
Project income	29,034	7,810			34,860
Administrative and other expenses					
Management fees and administration	2,880	601			3,481
Amortization of deferred financing costs	495		303	(h)	798
Interest, net	14,210		5,815	(g)	22,501
			2,476	(f)	
Distribution, non-controlling interest	8,693		(4,607)	(f)	4,086
Change in fair value of non-controlling interest	(13,225)		7,009	(f)	(6,216)
Gain on settlement of non controlling interest	—				—
Foreign exchange (gain) loss	7,551		(3,576)	(f)	3,975
	20,604	601			28,625
Net income before tax	8,430	7,209			6,235
Income tax expense	453	—	361		814
Net income	$ 7,977	$ 7,209			$ 5,421
Basic income (loss) per share	$ 0.18				$ 0.10
Weighted average units outstanding	44,339,500				52,870,500

ATLANTIC POWER CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

(In thousands of U.S. dollars, except per share amounts)

Year ended December 31, 2005

(Unaudited)

	Atlantic Power	Path 15 Holdco	Pro forma Adjustments	Note 2	Pro forma Consolidated
Project revenue					
Energy sales	$ 173,841				$ 173,841
Transmission services	—	$ 35,982			35,982
Indexed swap	6,339				6,339
Other	4,520				4,520
	184,700	35,982			220,682
Project expenses					
Fuel	71,346				71,346
Operations and maintenance	30,158	2,021			32,179
Project operator fees and expenses	6,409				6,409
Amortization	36,280	5,748	3,968	(h)	45,996
	144,193	7,769			155,930
Project other income and (expenses)					
Equity earnings, net	8,446				8,446
Interest expense, net	(5,712)	(12,220)			(17,932)
Other income	5,015				5,015
	7,749	(12,220)			(4,471)
Project income	48,256	15,993			60,281
Administrative and other expenses					
Management fees and administration	5,095	1,095			6,190
Amortization of deferred financing costs	990		476	(h)	1,466
Interest, net	23,698		11,630	(g)	40,280
			4,952	(f)	
Distribution, non-controlling interest	20,578		(10,905)	(f)	9,673
Change in fair value of non-controlling interest	(6,404)		3,394	(f)	(3,010)
Gain on settlement of non controlling interest	(4,184)		(1,478)	(f)	(5,662)
Foreign exchange (gain) loss	6,453		(3,982)	(f)	2,471
	46,226	1,095			51,408
Net income before tax	2,030	14,898			8,873
Income tax expense	2,539	—	1,613		4,152
Net income	$ (509)	$ 14,898			$ 4,721
Basic income (loss) per share	$ (0.01)				$ 0.10
Weighted average units outstanding	38,659,055				47,190,055

ATLANTIC POWER CORPORATION

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars)
Six months ended June 30, 2006 and year ended December 31, 2005
(Unaudited)

1. BASIS OF PREPARATION

The accompanying unaudited *pro forma* consolidated balance sheet and the unaudited *pro forma* consolidated statements of income of Atlantic Power Corporation (the "Company") have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The *pro forma* consolidated financial statements have been derived from the following sources:

- Unaudited consolidated balance sheet and unaudited consolidated statement of income and deficit of the Company as of and for the six-month period ended June 30, 2006;
- Unaudited consolidated balance sheet and unaudited consolidated statement of operations of Trans-Elect NTD Holdings Path 15, LLC ("Path 15 Holdco") as of and for the six-month period ended June 30, 2006;
- Audited consolidated statement of operations and deficit of the Company for the year ended December 31, 2005; and
- Audited consolidated statement of operations of Path 15 Holdco for the year ended December 31, 2005.

The unaudited and audited financial statements of Path 15 Holdco described above have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As disclosed in Note 2 to the Path 15 Holdco financial statements described above and included elsewhere in this short form prospectus, there are no significant differences between US GAAP and Canadian GAAP that affect the accompanying unaudited *pro forma* consolidated financial statements.

The unaudited *pro forma* consolidated balance sheet gives effect to the adjustments in Note 2 as if they had occurred on June 30, 2006. The unaudited *pro forma* consolidated statements of income for the periods presented give effect to the adjustments in Note 2 as if the transactions occurred on January 1, 2005.

The unaudited *pro forma* consolidated financial statements may not be indicative of the financial position and results of operations that would have resulted if the proposed transactions and the acquisition of Path 15 Holdco had occurred on the dates indicated or of the operating results which may be obtained in the future. The unaudited *pro forma* consolidated financial statements should be read in conjunction with the historical financial statements of the Company, incorporated by reference in this prospectus, and the historical financial statements of Path 15 Holdco located elsewhere in this prospectus.

2. *PRO FORMA* ADJUSTMENTS

The accompanying unaudited *pro forma* consolidated financial statements of the Company have been prepared to reflect the following transactions:

(a) Acquisition of Path 15 Holdco

On June 29, 2006, Atlantic Power Holdings, LLC ("Atlantic Holdings"), a subsidiary of the Company, agreed to indirectly acquire Path 15 Holdco, which owns approximately 72% of the transmission system rights ("TSRs") in the Path 15 transmission project located in California.

The acquisition of Path 15 Holdco closed on September 15, 2006, and was financed with an acquisition credit facility in the amount of $88,000 (the "Acquisition Credit Facility") at Atlantic Holdings. Loans under the Acquisition Credit Facility bear interest at a rate equal to a Eurodollar Rate or a U.S. Base Rate, plus an applicable margin to those rates. As of September 22, 2006, the applicable rate, including margin, is 6.83% on the Eurodollar loan outstanding on the Acquisition Credit Facility. The Acquisition Credit Facility matures on September 14, 2007. The fees associated with the Acquisition Credit Facility in the amount of $225 have been recorded as deferred financing costs in the consolidated *pro forma* balance sheet.

(In thousands of U.S. dollars)

2. *PRO FORMA* ADJUSTMENTS (Continued)

The cash payment for the acquisition in the amount of $88,000, including acquisition costs of approximately $2,500, has been allocated to the net assets acquired, based on management's preliminary estimate of the fair value at June 30, 2006, as follows:

Working capital, including acquired cash	$ 9,347
Transmission system rights	264,001
Other long-term assets	799
Deferred tax liability	(29,228)
Long-term debt (excluding current portion)	(156,919)
Total cash paid	$ 88,000

The purchase price allocation is based upon management's best estimate of the relative fair values of the identifiable assets acquired and liabilities assumed. Because the Company has only recently acquired Path 15 Holdco, it is not practicable to definitely allocate the purchase price. Once this matter has been resolved, the Company will reassess its initial allocation. The effect may be to decrease the purchase price by up to $24,100 if pending matters regarding regulated revenues are resolved in a manner that reduces future revenues. Please see "Risks Related to the Path 15 Project — Unresolved Ratemaking Issues Under FERC Review Could Adversely Affect Cash Flows" for additional disclosure related to this matter. The amount, if any, is not presently determinable.

(b) Issuance of Income Participating Securities ("IPSs")

The Company will issue 8,531,000 IPSs for gross proceeds of Cdn$90,002. Each IPS consists of one common share of the Company and Cdn$5.767 aggregate principal amount of 11.0% subordinated notes of the Company. The portion of the gross proceeds allocated to common stock is $36,992.

(c) Issuance of Convertible Debentures

The Company will issue convertible debentures in the aggregate principal amount of Cdn$60,000. The convertible debentures will bear interest at an annual rate of 6.25% and mature on October 31, 2011.

(d) Redemption of Existing Investors

The Existing Investors have the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest for a two-year period from the initial public offering of the Company on November 18, 2004.

A portion of the proceeds of this offering will be used to increase the Company's ownership in Atlantic Holdings from 70.1% to 85.9%. Atlantic Holdings will in turn redeem a portion of its ownership held indirectly by the Existing Investors, which will decrease the Existing Investors' ownership of Atlantic Holdings from 29.9% to 14.1%. Subsequent to this redemption of the Existing Investors, 8,908,621 IPSs would be required to be issued to purchase the remaining interest of the Existing Investors.

The amount paid to the Existing Investors, before deducting the Existing Investors' share of offering costs, for the partial redemption described above was $87,890. The difference between the amount paid and the carrying value of Other liabilities, non-controlling interests, as of June 30, 2006 would have resulted in a *pro forma* adjustment to decrease the accumulated deficit by $1,508.

Costs incurred by Atlantic Holdings and the Company for the purpose of issuing securities to repurchase the Existing Investors' interests are paid by the Existing Investors. The aggregate costs of this offering consist of underwriters fees related to the sale of IPSs and convertible debentures in the amounts of $3,985 and $2,126, respectively, and approximately $1,800 in other costs, primarily legal and audit costs.

The total offering costs have been allocated based on the net proceeds received by the Company and by the Existing Investors. This allocation results in the total offering costs of $7,911 being allocated to the Existing Investors and the Company in the amounts of $5,565 and $2,346, respectively. The aggregate offering costs incurred by the Company were allocated to deferred financing costs and common stock in the amounts of $1,693 and $653, respectively.

(In thousands of U.S. dollars)

2. *PRO FORMA* ADJUSTMENTS (Continued)

(e) Partial Repayment of Acquisition Credit Facility

The Company will use a portion of the proceeds of this offering to repay $37,061 of the outstanding balance on the Acquisition Credit Facility described in Note 2(a) above. In addition, $95 of the financing costs related to the Acquisition Credit Facility have been expensed to reflect the portion of the Acquisition Credit Facility to be repaid with proceeds from this offering.

(f) Non-controlling Interest

As a result of the redemption of a portion of the Existing Investors' interest as described in Note 2(d) above, the *pro forma* consolidated statements of income for the year ended December 31, 2005 and the six-month period ended June 30, 2006 are adjusted to reflect a proportionately lower amount of distribution, non controlling interest, change in fair value of non-controlling interest and foreign exchange loss. Interest expense has also been adjusted to reflect interest expense on the subordinated notes that would have been issued to redeem a portion of the Existing Investors' interest. In addition, the *pro forma* consolidated balance sheet as of June 30, 2006 reflects proportionate changes in other liabilities, non-controlling interests, distribution payable, non-controlling interest and dividends payable.

(g) Interest Expense

The pro forma consolidated statements of operations for the year ended December 31, 2005 and the six-month period ended June 30, 2006 are adjusted to reflect increased interest expense related to the issuance of the convertible debentures with a principal amount of Cdn$60,000 and an annual interest rate of 6.25% and the additional subordinated notes with a principal amount of Cdn$49,198 and an annual interest rate of 11%. In addition, interest expense related to the portion of the Acquisition Credit Facility not repaid with offering proceeds at an assumed rate of 6.9% has been recorded.

(h) Amortization

The pro forma consolidated statements of income for the year ended December 31, 2005 and the six-month period ended June 30, 2006 have been adjusted to reflect the incremental straight-line amortization, based on a 30-year life, of the amounts allocated to the Path 15 Holdco intangible asset in excess of the book value of net assets acquired. In addition, deferred financing costs have been adjusted to reflect amortization of the pro forma deferred financing costs described in 2(d) above.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC

CONSOLIDATED BALANCE SHEETS

June 30, 2006 and December 31, 2005
(Unaudited)

	June 30, 2006	December 31, 2005
Assets		
Current assets		
Cash and temporary cash investments	$ 7,336,538	$ 4,597,690
Restricted cash	12,482,045	12,564,396
Accounts receivable	—	3,309,620
Unbilled revenue	6,221,362	6,331,948
Prepaid expenses	242,192	327,467
Total current assets	26,282,137	27,131,121
Non-current assets		
Path 15 project intangible assets, net	144,951,786	147,497,202
Unamortized debt issuance costs, net	6,723,921	6,887,685
Regulatory assets	799,495	1,064,620
Total assets	$178,757,339	$182,580,628
Liabilities and Members' Capital		
Current liabilities		
Current portion of long-term debt	$ 7,798,197	$ 7,557,710
Accounts payable	10,541	44,845
Related party payables	94,278	129,483
Deferred revenue	7,628,030	6,086,734
Accrued interest	502,347	548,600
Accrued property taxes	901,392	901,394
Total current liabilities	16,934,785	15,268,766
Non-current liabilities		
Senior bonds	133,208,750	137,122,250
Construction loan	3,510,616	3,616,458
Total non-current liabilities	136,719,366	140,738,708
Total liabilities	153,654,151	156,007,474
Members' capital		
Members' units, 1 unit issued and outstanding	1	1
Additional paid-in capital	38,907,000	38,907,000
Accumulated deficit	(13,803,813)	(12,333,847)
Total members' capital	25,103,188	26,573,154
Total liabilities and members' capital	$178,757,339	$182,580,628

The accompanying notes are an integral part of these financial statements.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC

CONSOLIDATED STATEMENTS OF INCOME

Six months ended June 30, 2006 and 2005
(Unaudited)

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Revenues	$17,398,564	$17,760,627
Expenses		
Operations and maintenance expense	96,021	118,933
Administrative and general	600,653	566,080
Property taxes	901,392	889,216
Amortization of Path 15 intangible assets	2,545,416	2,545,416
Amortization of regulatory assets	328,524	326,172
Total expenses	4,472,006	4,445,817
Income from operations	12,926,558	13,314,810
Other income (expense)		
Interest income	573,300	354,976
Interest charges and amortization of deferred financing costs	(6,290,971)	(6,554,005)
Total other expense	(5,717,671)	(6,199,029)
Net income	$ 7,208,887	$ 7,115,781

The accompanying notes are an integral part of these financial statements.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended June 30, 2006 and 2005
(Unaudited)

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Cash flows from operating activities		
Net income	$ 7,208,887	$ 7,115,781
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization of Path 15 project intangible assets	2,545,416	2,545,416
Amortization of regulatory assets	328,524	326,172
Amortization of debt issuance costs	163,764	163,764
Changes in assets and liabilities		
Decrease in accounts receivable	3,309,620	—
Decrease (increase) in unbilled revenue	110,586	(4,827,404)
Decrease in prepaid expenses	85,275	48,473
Decrease in accounts payable	(34,304)	(1,814)
(Decrease) increase in related party payables	(35,205)	28,414
Increase in deferred revenue	1,541,296	1,324,574
Decrease in accrued interest	(46,253)	(48,007)
(Decrease) increase in accrued property taxes	(2)	889,218
Capitalization of regulatory assets	(63,399)	(284,853)
Net cash provided by operating activities	15,114,205	7,279,734
Cash flows from investing activities		
Withdrawals from restricted cash	82,351	85,164
Net cash provided by investing activities	82,351	85,164
Cash flows from financing activities		
Repayment of long-term debt	(3,778,855)	(3,665,791)
Distributions to members	(8,678,853)	(10,000,000)
Net cash used in financing activities	(12,457,708)	(13,665,791)
Net increase (decrease) in cash and temporary cash investments	2,738,848	(6,300,893)
Cash and cash equivalents		
Beginning of period	4,597,690	14,694,976
End of period	$ 7,336,538	$ 8,394,083

The accompanying notes are an integral part of these financial statements.

1. GENERAL

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes as of and for the period ended December 31, 2005 as previously reported by Trans-Elect NTD Holdings Path 15, LLC ("Holdings Path 15").

The accompanying consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America, or GAAP. These accounting principles require us to use estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from our estimates.

The consolidated financial statements are unaudited, but in our opinion include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the results for the interim period. The interim financial results are not necessarily indicative of results that may be expected for any other interim period or the fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements reflect the application of certain accounting policies described in this note. These policies are prepared in accordance with accounting principles generally accepted in the United States of America. US GAAP differs in certain respects from generally accepted accounting principles in Canada ("Canadian GAAP"). There are no significant measurement differences between US GAAP and Canadian GAAP affecting net income (loss) for the three and six months ended June 30, 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Intercompany Balances

The consolidated financial statements include the financial statements of Holdings Path 15 and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Regulatory Accounting

Trans-Elect NTD Path 15, LLC ("TE Path 15") accounts for certain income and expense items in accordance with Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation" ("SFAS No. 71"). Pursuant to SFAS No. 71, certain costs are deferred, which would otherwise be charged to expense, as regulatory assets based on TE Path 15's ability to recover these costs in future rates.

Revenue Recognition

TE Path 15's electric transmission operations recognize revenues as transmission services are provided. TE Path 15 records unbilled revenue based on estimates at each month-end and then adjusts to actual billed revenues when actual data becomes available. Cash received from the California Independent System subtracted from the revenue requirement for the following year. Operator's ("CAISO") auctions of firm transmission rights is recorded as deferred revenue until the month it is earned. Any revenue in excess of TE Path 15's annual revenue requirement is deferred until the overcollection is substracted from the revenue requirement for the following year.

Cash and Temporary Cash Investments

Holdings Path 15 considers investments with a maturity of three months or less at the time of purchase to be cash equivalents. Those instruments are primarily money market funds.

Restricted Cash

Restricted cash reflects amounts held as deposits for self-insured property losses and for the debt service reserve.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Path 15 Project Intangible Assets

Intangible assets held represent amounts contributed by TE Path 15 to the Western Area Power Administration ("Western") for the construction and development of the Path 15 transmission line. TE Path 15 owns long-term transmission system rights for approximately seventy-two percent of the capacity of the completed transmission line. The intangible assets owned by TE Path 15 are being amortized over 30 years, the depreciable life of the Path 15 Upgrade approved by FERC, and will be tested for impairment at least annually by comparing the fair values of those assets with their recorded amounts consistent with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The total amount of project intangible assets was $152.7 million as of June 30, 2006 and December 31, 2005, respectively. The annual expense to amortize the intangible assets over 30 years is approximately $5.1 million.

Deferred Debt Issuance Costs

Other assets include deferred debt issuance costs, which are being amortized over the remaining maturity period of the outstanding debt.

Income Taxes

Holdings Path 15 is organized as a limited liability company and has elected to be taxed as a partnership. It is therefore exempt from paying federal income taxes. As a result, Holdings Path 15 has not recorded a provision for federal income taxes in its statement of operations or recorded amounts for deferred income tax assets or liabilities on its balance sheet. For FERC reporting purposes (non-GAAP), TE Path 15 computes, after the commencement of commercial operation, estimated federal income taxes as well as the associated deferred income taxes. TE Path 15 anticipates paying dividends to Holdings Path 15 in amounts at least sufficient for its members to satisfy their federal and state income tax obligations.

Other Comprehensive Income

As of June 30, 2006 and December 31, 2005, there were no components of other comprehensive income (defined as the change in equity of a business enterprise during a period from sources other than those resulting from investments by owners and distributions to owner).

3. REGULATORY MATTERS

Rate Case

TE Path 15 established its current annual revenue requirement in a filing submitted to the FERC in October 2004 (Docket No. ER05-17-000). In December 2004, FERC ordered that rates be established consistent with the filed revenue requirement, subject to refund. A number of parties intervened in the case, six of whom protested elements of the filing. Testimony was provided by various parties and a hearing was held before a FERC Administrative Law Judge ("ALJ") on September 19 and 20, 2005. On December 21, 2005 the ALJ issued an Initial Decision (Docket No. ER05-17-002).

The revenue requirement filed by TE Path 15 is used to determine the tariff amounts that serve as the basis for the revenues realized by TE Path 15. The revenue requirement comprises two components. The first component provides for the recovery of operating expenses forecasted to be incurred by TE Path 15 during calendar year 2005. These operating expenses include estimated operation and maintenance expenses incurred by Western on behalf of the project to be billed to TE Path 15. The expenses also include operation and maintenance expenses billed to TE Path 15 by other parties, including TE, for managerial and administrative services provided to TE Path 15. The remainder of the operating expenses include depreciation and amortization, insurance, a provision for federal and state income taxes, other non-income taxes and the amortization of rate case-related expenses.

Second, it provides for a return on the net investment associated with the project. The net investment includes the gross value of TE Path 15's intangible assets, including Allowance for Funds Used During Construction ("AFUDC"), forecasted for calendar year 2005 reduced by one half of the depreciation expense expected to be recorded during 2005. The remainder of the net investment includes a provision for working capital and prepayments (including debt service and liquidity reserve accounts). The rate of return on the investment is determined by applying the capital structure and equity returns authorized by the FERC in Docket No. ER02-1672-000 and forecasted debt costs for 2005 to the total investment base. In this docket the FERC authorized a 50% debt/50% equity capital structure and 13.5% equity return. The annual revenue requirement requested by TE Path 15 for the years 2005 through 2007 was approximately $36.7 million.

3. REGULATORY MATTERS (Continued)

During the rate case TE Path 15 agreed to changes in its filed revenue requirement, resulting in an annual revenue requirement of approximately $36.0 million for 2005 - 2007 and has recognized this lower amount in operating revenue for the three months and six months ended June 30, 2006 and 2005. Overcollections resulting from the use of the higher filed revenue requirement will be refunded to transmission customers through the Transmission Revenue Balancing Account ("TRBA") mechanism in the CAISO tariff.

One area of controversy raised by intervenors in the rate case relates to TE Path 15's recovery of the costs associated with the portion of the capacity in the project granted to Western. Western has proposed in Docket No. ER04-1198 that it be able to recover approximately $1.3 million in Path 15 study costs, along with receiving all Firm Transmission Rights auction, wheeling and scheduling revenues associated with its 10% capacity entitlement when it chooses to schedule power over the Path 15 upgrade for use in serving its customer needs in Northern California during periods of congestion. At all other times, Western will credit these revenues back to the CAISO. Certain intervening parties took the position that Western's unwillingness to credit all of these additional revenues to the CAISO, coupled with TE Path 15's proposed revenue requirement, will lead to an overcharge for the CAISO's customers. The ALJ concluded that this issue was not properly before him in this case due to previous FERC rulings. On May 16, 2006 the FERC issued two orders in cases Docket numbers ER05-17 and ER04-1198 relating to this issue. The FERC granted TE Path 15's motion for summary disposition of this matter and approved Western's proposed rate treatments with respect to Western's participation in the Path 15 upgrade project. With no party having sought rehearing, these orders became final and no longer subject to review as of June 15, 2006.

In the Initial Decision the ALJ reached the following conclusions:

- TE Path 15 has not shown inclusion of its debt and liquidity reserve account balances as rate base items to be just and reasonable; therefore, $10,773,091 should be removed from the rate base used to calculate its revenue requirement.
- With regard to working capital allowance, TE Path 15 should adopt the FERC's 45-day convention and include in its calculation only O&M expenses, minus fuel and purchased power resulting in a working capital allowance component of rate base of $300,812 vs. the requested $7,257,095.
- TE Path 15's utilization of monthly compounding with regard to calculating AFUDC was affirmed.

If the FERC adopts the ALJ's Initial Decision, TE Path 15's annual revenue requirement would be approximately $2.3 million lower for the years 2005 - 2007. TE Path 15 filed exceptions to the ALJ's Initial Decision on January 20, 2006 and responded to exceptions filed by other parties on February 9, 2006. The FERC commissioners will rule on TE Path 15's revenue requirement after considering the ALJ's Initial Decision as well as the filings made by TE Path 15 and intervenors. As of September 11, 2006 the FERC has not issued an order in this case. While no deadline for FERC action exists, TE Path 15 expects a FERC order in 2006. TE Path 15 believes that the incurrence of the costs associated with its reserves and working capital requirements were both prudent and necessary to successfully finance and complete the Path 15 Upgrade. TE Path 15 further believes that inclusion of these types of reserves in rate base is consistent with the FERC's current rate making practices and its objectives in promoting transmission development by independent companies. Consequently, management believes that it is probable that the FERC will approve an annual revenue requirement of approximately $36.0 million.

Income Tax Allowance

In the rate case proceeding the FERC has also addressed the issue of whether a limited liability company ("LLC"), such as TE Path 15, is entitled to include a provision for federal and state income taxes in its revenue requirement if the regulated entity itself is not subject to the payment of income taxes. This issue arose out of a June 2004 decision by the Federal Circuit Court of Appeals of the District of Columbia in the case of BP West Coast Products, LLC vs. FERC. In that case, the Court decided that the SFPP Limited Partnership, a regulated oil products pipeline, was not entitled to include an income tax allowance in its revenue requirement since it did not itself actually pay income taxes. This finding was contrary to established FERC policy that an inclusion of a tax allowance was appropriate provided that income taxes were ultimately paid by a corporate investor in a limited partnership or LLC.

In light of the Court decision, TE Path 15 requested that the FERC make a specific finding that the Company be allowed to include an income tax allowance in its revenue requirement. The FERC ruled that TE Path 15 would be allowed to recover the taxes in its rates and that the issue would not be a part of the hearing process in Docket No. ER05-17-000. FERC further ordered, however, that the issue of the inclusion of income taxes in rates for limited partnerships or LLCs should be examined in a separate proceeding and that the income tax component of TE Path 15's revenue requirement would be subject to refund pending the findings of that separate proceeding. To that end, the FERC established a policy proceeding, Docket No. PL05-5-000, to examine the issue for all companies whose rates are regulated by FERC. In May 2005 the FERC issued an order in that policy proceeding concluding that a LLC would be entitled to include an allowance for income taxes in its rates as if it were a tax paying entity if the ultimate owners of the LLC have either an actual or potential tax liability associated with their investment in the regulated company.

3. REGULATORY MATTERS (Continued)

Accordingly, the FERC has permitted TE Path 15 to include an allowance for state and federal income taxes in its revenue requirement even though TE Path 15 is not a tax paying entity. This decision has been appealed by one party, the Transmission Agency of Northern California ("TANC") to the U. S. Court of Appeals for the District of Columbia. In March 2006 the Court of Appeals dismissed TANC's appeal on the grounds that it was not timely to consider the matter. TANC will have the opportunity to refile an appeal at a later date. On June 1, 2006 TANC refiled a petition for review of the FERC's orders approving the inclusion of an income tax allowance in TE Path 15's revenue requirement and TE Path 15 intervened in this case on June 23, 2006. Management expects the case to be argued sometime in the second or third quarter of 2007.

Management believes it is unlikely that the FERC's decision in this matter will be overturned. If it is ultimately determined that the Company is not allowed to include a provision for income taxes in its rates, the result would likely be a reduction in annual revenues. In such a case, the Company anticipates undertaking measures to reduce the potential negative impact on cash flows.

Regulatory Assets

As of June 30, 2006 and December 31, 2005, TE Path 15 had incurred $1.7 million and $1.6 million of costs to prepare and file its tariff with the FERC for a three year period of calendar years 2005 through 2007. The Company also incurred $0.1 million of transition costs during the year ended December 31, 2004 that were associated with organizing TE Path 15 to begin operations. The rate case and transition costs are being amortized and recovered in rates over the three year period of its rate filing.

TRBA

The CAISO tariff provides for a true-up mechanism in which the CAISO calculates any over- or under-collection of transmission revenues relative to the authorized annual revenue requirement and either credits or charges that difference to transmission customers in the subsequent year. This is done through a TRBA account. In 2006, 2005 and 2004 TE Path 15 received payments from the CAISO in excess of its filed revenue requirement. As of June 30, 2006 and December 31, 2005, TE Path 15 had recorded deferred revenue of $7.6 million and $6.1 million, respectively. Approximately $1.8 million and $0.3 million of these amounts were auction proceeds for future time periods. The other $5.8 million as of June 30, 2006 is a regulatory liability for collections in excess of the annual revenue requirement.

4. SALE OF PATH 15

In February 2006 the owners of Holdings Path 15 began a process to evaluate the potential sale of their Path 15-related interests. Bids from prospective purchasers of those interests were received and evaluated by the owners. On June 28, 2006 the owners of Holdings Path 15 signed an agreement with Atlantic Power Holdings, LLC ("Atlantic") to indirectly sell 100% of TE Path 15 for a total of approximately $85 million, subject to certain adjustments related to regulatory events, plus the assumption of approximately $145 million of debt.

The transactions contemplated by the agreement with Atlantic are subject to regulatory approval by the FERC. The transaction is expected to close in the second half of 2006.

REPORT OF INDEPENDENT AUDITORS

To the Members of Trans-Elect NTD Holdings Path 15, LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of members' capital and of cash flows present fairly, in all material respects, the financial position of Trans-Elect NTD Holdings Path 15, LLC at December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP
Chicago, Illinois
April 4, 2006

TRANS-ELECT NTD HOLDINGS PATH 15, LLC

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004
(Audited)

	2005	2004
Assets		
Current assets		
Cash and temporary cash investments	$ 4,597,690	$ 14,724,976
Restricted cash	12,564,396	12,612,320
Accounts receivable	3,309,620	—
Unbilled revenue	6,331,948	1,000,000
Prepaid expenses	327,467	360,436
Total current assets	27,131,121	28,697,732
Non-current assets		
Path 15 project intangible assets, net	147,497,202	152,588,034
Unamortized debt issuance costs, net	6,887,685	7,215,212
Regulatory assets	1,064,620	1,121,797
Total assets	$182,580,628	$189,622,775
Liabilities and Members' Capital		
Current liabilities		
Current portion of long-term debt	$ 7,557,710	$ 7,331,582
Accounts payable	44,845	54,064
Related party payables	129,483	100,370
Deferred revenue	6,086,734	1,193,766
Accrued interest	548,600	573,267
Accrued property taxes	901,394	—
Total current liabilities	15,268,766	9,253,049
Non-current liabilities		
Senior bonds	137,122,250	144,391,000
Construction loan	3,616,458	3,905,418
Total non-current liabilities	140,738,708	148,296,418
Total liabilities	156,007,474	157,549,467
Members' capital		
Members' units, 1 unit issued and outstanding	1	1
Additional paid-in capital	38,907,000	38,907,000
Accumulated deficit	(12,333,847)	(6,833,693)
Total members' capital	26,573,154	32,073,308
Total liabilities and members' capital	$182,580,628	$189,622,775

The accompanying notes are an integral part of these financial statements.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2005 and 2004
(Audited)

	2005	2004
Revenues	$ 35,981,902	$ 1,000,000
Expenses		
Operations and maintenance expense	217,729	2,000
Administrative and general	1,095,261	57,868
Property taxes	1,802,788	—
Amortization of Path 15 project intangible assets	5,090,832	136,850
Amortization of regulatory assets	657,055	—
Total expenses	8,863,665	196,718
Income from operations	27,118,237	803,282
Other income (expense)		
Allowance for funds used during construction — debt	—	7,176,619
Interest income	826,214	109,374
Allowance for funds used during construction — equity	—	7,685,587
Interest charges and amortization of deferred financing costs	(13,046,319)	(16,995,361)
Equity commitment fees	—	(4,712,667)
Cash collateral fees	—	(150,000)
Total other expense	(12,220,105)	(6,886,448)
Net income (loss)	$ 14,898,132	$ (6,083,166)

The accompanying notes are an integral part of these financial statements.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC

CONSOLIDATED STATEMENTS OF MEMBERS' CAPITAL

Years ended December 31, 2005 and 2004
(Audited)

	Members' Units		Additional Paid-In Capital	Accumulated Deficit	Total
	Units	Amounts			
Balance December 31, 2003	1	1	—	(750,527)	(750,526)
Contributions from members	—	—	38,907,000	—	38,907,000
Net loss	—	—	—	(6,083,166)	(6,083,166)
Distributions to members	—	—	—	—	—
Balance December 31, 2004	1	$1	$38,907,000	$ (6,833,693)	$ 32,073,308
Contributions from members	—	—	—	—	—
Net income	—	—	—	14,898,132	14,898,132
Distributions to members	—	—	—	(20,398,286)	(20,398,286)
Balance December 31, 2005	1	$1	$38,907,000	$(12,333,847)	$ 26,573,154

The accompanying notes are an integral part of these financial statements.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 and 2004
(Audited)

	2005	2004
Cash flows from operating activities		
Net income (loss)	$ 14,898,132	$ (6,083,166)
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization of Path 15 project intangible assets	5,090,832	136,850
Amortization of regulatory assets	657,055	—
Amortization of debt issuance costs	327,527	3,906,317
Allowance for funds used during construction	—	(14,862,206)
Changes in assets and liabilities		
Decrease in related party receivables	—	33,237
Increase in accounts receivable	(3,309,620)	—
Increase in unbilled revenue	(5,331,948)	(1,000,000)
Decrease (increase) in prepaid assets	32,969	(306,487)
Decrease in accounts payable	(9,219)	(157,135)
Increase in related party payables	29,113	100,370
Increase in deferred revenue	4,892,968	1,193,766
(Decrease) increase in accrued interest	(24,667)	91,823
Increase in accrued property taxes	901,394	—
Capitalization of regulatory assets	(599,878)	(1,028,409)
Net cash provided by (used in) operating activities	17,554,658	(17,975,040)
Cash flows from investing activities		
Investment in Path 15 project intangible assets	—	(23,427,798)
Withdrawals from (additions to) restricted cash	47,924	(12,612,320)
Net cash provided by (used in) investing activities	47,924	(36,040,118)
Cash flows from financing activities		
Proceeds received on long-term debt, net of financing costs	—	37,524,546
Repayment of long-term debt	(7,331,582)	(7,872,000)
Distributions to members	(20,398,286)	—
Contributions from members	—	38,907,000
Net cash (used in) provided by financing activities	(27,729,868)	68,559,546
Net (decrease) increase in cash and temporary cash investments	(10,127,286)	14,544,388
Cash and cash equivalents		
Beginning of year	14,724,976	180,588
End of year	$ 4,597,690	$ 14,724,976

The accompanying notes are an integral part of these financial statements.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2005 and 2004
(Audited)

1. ORGANIZATION AND BUSINESS

Trans-Elect NTD Holdings Path 15, LLC, ("Holdings Path 15" or the "Company") is a limited liability company with four preferred members and a single common member. The preferred members of Holdings Path 15 are EIF Path 15 Funding LLC, Cardinal Power Funding, LLC, KB Transmission LLC, and New Transmission Development Company ("NTD"). NTD is a subsidiary of Trans-Elect, Inc. ("TE") and the common member of Holdings Path 15. Holdings Path 15 owns Trans-Elect NTD Path 15, LLC ("TE Path 15"), a Delaware limited liability company. Holdings Path 15 was formed October 16, 2002 and was a developmental stage enterprise until TE Path 15 began commercial operations on December 22, 2004. As such, revenues were recognized only for the last 10 days of 2004.

TE is a corporation organized under the laws of the State of Michigan and is an independent, for-profit transmission holding company that focuses on the acquisition of transmission systems from investor-owned utilities and other transmission owners and the development of new independent transmission lines. The Federal Energy Regulatory Commission ("FERC") regulates all revenues associated with transmission systems owned by TE and the Company in the United States.

TE, along with the Western Area Power Administration ("Western") and the Pacific Gas and Electric Company, ("PG&E") signed an agreement in 2002 to jointly construct a regulated transmission line and make related substation modifications along Path 15 in Central California. The then existing Path 15 transmission corridor encompassed two high voltage transmission lines that extend from southern California to northern California, facilitating the movement of power from the Pacific Northwest to southern California in the summer and from generators in southern California to northern California in the winter. The new transmission line consists of an additional eighty-three mile, 500-kilovolt transmission line along Path 15 (the "Path 15 Upgrade") which, with associated modifications to existing substations by PG&E, increases capacity to the north by an estimated 1,500 megawatts, while also boosting southbound deliveries.

Construction of the Path 15 Upgrade commenced in the third quarter of 2003, and commercial operation began on December 22, 2004. Western owns the completed transmission line and PG&E owns the substations into which the line connects. In return for financing the construction of the Path 15 Upgrade, TE Path 15 has received transmission system rights on the Path 15 Upgrade, but does not own any interest in the physical assets. TE Path 15 has assigned these rights to the California Independent System Operator ("CAISO") in return for payments designed to recover the FERC-approved revenue requirement. The transmission rights represent an intangible asset held by TE Path 15.

TE Path 15 established its annual revenue requirement of approximately $36.7 million in a filing submitted to the FERC in October 2004 (Docket No. ER05-17-000). In December 2004, FERC ordered that rates be established consistent with the filed revenue requirement, subject to refund. During the rate case, TE Path 15 agreed to changes in its filed revenue requirement, resulting in a proposed annual revenue requirement of approximately $36.0 million for 2005 - 2007 and has recognized this lower amount in operating revenue for the year ended December 31, 2005.

A hearing on the TE Path 15's rate filing was held before an Administrative Law Judge ("ALJ") in September 2005, who issued an Initial Decision in December 2005. In the Initial Decision, the ALJ recommended the disallowance of certain cash reserves that TE Path 15 included in its rate base for purposes of calculating its revenue requirement. TE Path 15 filed exceptions to the ALJ's Initial Decision on January 20, 2006 and responded to exceptions filed by other parties on February 9, 2006. The FERC commissioners will rule on TE Path 15's revenue requirement after considering the ALJ's Initial Decision as well as the filings made by TE Path 15 and intervenors. No deadline for FERC action exists, though TE Path 15 expects a FERC order in the 2nd or 3rd quarter of 2006. TE Path 15 believes that the incurrence of the costs associated with its reserves and working capital requirements were both prudent and necessary to successfully finance and complete the Path 15 Upgrade. TE Path 15 further believes that inclusion of these types of reserves in rate base is consistent with the FERC's current rate making practices and its objectives in promoting transmission development by independent companies. Consequently, management believes that it is probable that the FERC will approve an annual revenue requirement of approximately $36.0 million. Refer to Note 7 for additional information.

Western maintains the Path 15 Upgrade line and draws advance funding from TE Path 15 to pay for the expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements reflect the application of certain accounting policies described in this note. These policies are prepared in accordance with accounting principles generally accepted in the United States of America. US GAAP differs in certain respects from generally accepted accounting principles in Canada ("Canadian GAAP"). There are no significant measurement differences between US GAAP and Canadian GAAP affecting net income (loss) for the year ended December 31, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Intercompany Balances

The consolidated financial statements include the financial statements of Holdings Path 15 and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Regulatory Accounting

TE Path 15 accounts for certain income and expense items in accordance with Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation" ("SFAS No. 71"). Pursuant to SFAS No. 71, certain costs are deferred, which would otherwise be charged to expense, as regulatory assets based on TE Path 15's ability to recover these costs in future rates.

Revenue Recognition

TE Path 15's electric transmission operations recognize revenues as transmission services are provided. TE Path 15 records unbilled revenue based on estimates at each month end and then adjusts to actual billed revenues when actual data becomes available. Cash received from auctions of firm transmission rights is recorded as deferred revenue until the month it is earned. Any revenue in excess of TE Path 15's annual revenue requirement is deferred until the overcollection is subtracted from the revenue requirement for the following year.

Cash and Temporary Cash Investments

Holdings Path 15 considers investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. Those instruments are primarily money market funds.

Restricted Cash

Restricted cash reflects amounts held as deposits for self-insured property losses and for the debt service reserve.

Path 15 Project Intangible Assets

Intangible assets held represent amounts contributed by TE Path 15 to Western for the construction and development of the Path 15 transmission line. TE Path 15 owns long-term transmission system rights for approximately seventy-two percent of the capacity of the completed transmission line. The intangible assets owned by TE Path 15 will be amortized over 30 years, the depreciable life of the Path 15 Upgrade approved by FERC, and will be tested for impairment at least annually by comparing the fair values of those assets with their recorded amounts consistent with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The total amount of project intangible assets was $152.7 million as of December 31, 2005 and 2004, respectively. The annual expense to amortize the intangible assets over 30 years is approximately $5.1 million.

Allowance for Funds Used During Construction ("AFUDC")

AFUDC, a non-cash item, represents the cost of capital used to finance utility construction activity. AFUDC is computed by applying a composite rate to qualified construction work in progress. The amount of AFUDC capitalized as a construction cost is credited to other income and deductions (for equity capital) and interest charges (for debt capital). AFUDC amounts capitalized are included in the Path 15 project intangible assets, and ultimately the rate base, used in establishing transmission service rates. TE Path 15 calculated AFUDC based on the amounts incurred related to the development and construction of Path 15.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Debt Issuance Costs

Other assets include deferred debt issuance costs, which are being amortized over the remaining maturity period of the outstanding debt. The Company's deferred debt issuance costs as of December 31, 2005 and 2004 were as follows:

	Debt Issuance Costs	Accumulated Amortization	Net, Debt Issuance Costs
Construction loan	$ 1,283,233	(1,283,233)	$ —
TE Path 15 Senior Bonds	5,413,199	(273,441)	5,139,758
Holdings Path 15 Senior Bonds	2,219,901	(144,447)	2,075,454
Holdings Path 15 Equity Bridge Loan	3,098,938	(3,098,938)	—
Balance December 31, 2004	$12,015,271	(4,800,059)	$7,215,212
Construction loan	$ 1,283,233	(1,283,233)	$ —
TE Path 15 Senior Bonds	5,413,199	(489,969)	4,923,230
Holdings Path 15 Senior Bonds	2,219,901	(255,446)	1,964,455
Holdings Path 15 Equity Bridge Loan	3,098,938	(3,098,938)	—
Balance December 31, 2005	$12,015,271	(5,127,586)	$6,887,685

Income Taxes

Holdings Path 15 is organized as a limited liability company and has elected to be taxed as a partnership. It is therefore exempt from paying federal income taxes. As a result, Holdings Path 15 has not recorded a provision for federal income taxes in its statement of operations or recorded amounts for deferred income tax assets or liabilities on its balance sheet. For FERC reporting purposes (non-GAAP), TE Path 15 computes, after the commencement of commercial operation, estimated federal income taxes as well as the associated deferred income taxes. TE Path 15 anticipates paying dividends to Holdings Path 15 in amounts at least sufficient for its members to satisfy their federal and state income tax obligations.

Other Comprehensive Income

As of December 31, 2005 and 2004, there were no components of other comprehensive income (defined as the change in equity of a business enterprise during a period from sources other than those resulting from investments by owners and distributions to owner).

3. CONSTRUCTION LOAN

On September 12, 2003, TE Path 15 entered into a Construction and Contingent Loan Credit Agreement (the "Credit Agreement") with DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt Am Main, New York Branch as Administrative Agent for $19.5 million in loan commitments. The purpose of the loan was to provide funds for construction contingencies and construction cost overruns. On December 8, 2004, the then outstanding loan balance of $12.0 million was reduced to $4.128 million pursuant to the terms of the Credit Agreement. The loan is collateralized by the assets of TE Path 15. Interest paid pursuant to the Credit Agreement in 2005 and 2004 was $0.2 million and $0.4 million, respectively. As of December 31, 2005 the outstanding balance under the Credit Agreement was $3.9 million. TE Path 15 expects to pay off the outstanding loan balance on or prior to its scheduled termination date of December 8, 2007.

4. SENIOR BONDS

Holdings Path 15

On September 12, 2003, the Company and TE Path 15 closed the financing necessary to fund the construction and operation of the transmission line and repay an outstanding development loan.

The Company entered into a Bond Purchase Agreement with several lenders for $56.0 million of Senior Bonds maturing in 2023. The interest rate for the bonds was set at 8.96%. The bonds are collateralized by the assets of the Company. Interest payments are scheduled to be paid over the term of the bonds. Principal repayments began in 2005 and are scheduled to be paid over the remaining term of the bonds.

4. SENIOR BONDS (Continued)

Holdings Path 15 is subject to various debt covenants under the Bond Purchase Agreement. The covenants include restrictions on payment of distributions to the common and preferred members. Management believes that Holdings Path 15 was in compliance with all debt covenants as of December 31, 2005 and 2004.

The net proceeds from the bond issue were contributed to TE Path 15 to fund construction costs. TE Path 15 will return cash to the Company through dividend declarations as necessary to make required semi-annual principal and interest payments, and declared and paid dividends of $7.7 million and $5.0 million during the years ended December 31, 2005 and 2004 to meet the required semi-annual principal and interest payments.

Long-term maturities for the period 2006 through 2010 are as follows:

2006	$ 2,828,000
2007	3,052,000
2008	2,660,000
2009	2,688,000
2010	2,660,000
Thereafter	39,396,000
Total	$53,284,000

TE Path 15

On September 12, 2003, TE Path 15 closed on a portion of the financing necessary to fund the construction and operation of the transmission line and repay an outstanding development loan. TE Path 15 entered into a Bond Purchase Agreement with several lenders for $95.5 million of Senior Bonds maturing on December 15, 2028. The Bond Purchase Agreement provided for the bonds to be drawn as separate series on the following dates: September 12, 2003 — $47.5 million; October 10, 2003 — $14.0 million; January 12, 2004 — $11.0 million; March 10, 2004 — $15.0 million; and June 10, 2004 — $8.0 million. On June 15, 2004, the five series of bonds were exchanged for a single issue for the aggregate amount was issued with an interest rate of 8.00%. The bonds are collateralized by the assets of TE Path 15. Principal and interest payments are scheduled to be paid over the remaining 23-year term of the bonds.

Long-term debt maturities for the period 2006 through 2010 are as follows:

2006	$ 4,440,792
2007	4,775,000
2008	4,058,792
2009	3,820,000
2010	3,820,000
Thereafter	70,192,416
Total	$91,107,000

TE Path 15 is subject to various debt covenants under the Bond Purchase Agreement. The covenants include restrictions on payment of distributions to Holdings Path 15, limitations on issuing additional debt and the total amount of capital expenditures that can be made by the Company. Management believes that TE Path 15 was in compliance with all debt covenants as of December 31, 2005 and 2004.

Cash paid for bond interest by Holdings Path 15 and TE Path 15 during the years ended December 31, 2005 and 2004 was approximately $12.5 million and $12.0 million, respectively.

5. PREFERRED MEMBER CAPITAL CONTRIBUTIONS

On December 8, 2004, the date of construction completion, three Preferred Members contributed $38.9 million of equity to the Company. These equity funds were contributed by Holdings Path 15 to TE Path 15 to establish cash reserves, pay down the Construction Loan, and pay other project costs. The individual amounts contributed by the Preferred Members were $14.1 million each from EIF Path 15 Funding LLC and Cardinal Power Funding, LLC and $10.6 million from KB Transmission LLC.

6. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2005 and 2004, the carrying amount of cash and cash equivalents approximates fair market value due to the short maturity of those investments. The estimated fair value of Holdings Path 15's long-term debt outstanding is based on the quoted market prices as of December 31, 2005 and 2004. The fair value of the short term loans outstanding as of December 31, 2005 and 2004 approximates the carrying value as a result of the short-term nature of the obligation. The estimated fair market values of Holdings Path 15's and TE Path 15's financial instruments are as follows:

	December 31, 2005		December 31, 2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Cash and cash equivalents	$17,162,086	$ 17,162,086	$27,337,296	$ 27,337,296
Liabilities				
Construction Loan	3,905,418	3,905,418	4,128,000	4,128,000
Holdings Path 15 Bonds	53,284,000	58,700,000	56,000,000	60,000,000
TE Path 15 Series F Senior Bonds	91,107,000	102,200,000	95,500,000	103,500,000

7. REGULATORY MATTERS

Rate Case

TE Path 15 established its current annual revenue requirement in a filing submitted to the FERC in October 2004 (Docket No. ER05-17-000). In December 2004, FERC ordered that rates be established consistent with the filed revenue requirement, subject to refund. A number of parties intervened in the case, six of whom protested elements of the filing. Testimony was provided by various parties and a hearing was held before a FERC Administrative Law Judge ("ALJ") on September 19 and 20, 2005. On December 21, 2005 the ALJ issued an Initial Decision (Docket No. ER05-17-002).

The revenue requirement filed by TE Path 15 is used to determine the tariff amounts that serve as the basis for the revenues realized by TE Path 15. The revenue requirement comprises two components. The first component provides for the recovery of operating expenses forecasted to be incurred by TE Path 15 during calendar year 2005. These operating expenses include estimated operation and maintenance expenses incurred by Western on behalf of the project to be billed to TE Path 15. The expenses also include operation and maintenance expenses billed to TE Path 15 by other parties, including TE, for managerial and administrative services provided to TE Path 15. The remainder of the operating expenses include depreciation and amortization, insurance, a provision for federal and state income taxes, other non-income taxes and the amortization of rate case-related expenses.

Second, it provides for a return on the net investment associated with the project. The net investment includes the gross value of TE Path 15's intangible assets, including Allowance for Funds Used During Construction ("AFUDC"), forecasted for calendar year 2005 reduced by one half of the depreciation expense expected to be recorded during 2005. The remainder of the net investment includes a provision for working capital and prepayments (including debt service and liquidity reserve accounts). The rate of return on the investment is determined by applying the capital structure and equity returns authorized by the FERC in Docket No. ER02-1672-000 and forecasted debt costs for 2005 to the total investment base. In this docket the FERC authorized a 50% debt/50% equity capital structure and 13.5% equity return. The annual revenue requirement requested by TE Path 15 for the years 2005 through 2007 was approximately $36.7 million.

During the rate case TE Path 15 agreed to changes in its filed revenue requirement, resulting in an annual revenue requirement of approximately $36.0 million for 2005 - 2007 and has recognized this lower amount in operating revenue for the year 2005. Overcollections resulting from the use of the higher filed revenue requirement will be refunded to transmission customers through the Transmission Revenue Balancing Account ("TRBA") mechanism in the CAISO tariff.

One area of controversy raised by intervenors in the rate case relates to TE Path 15's recovery of the costs associated with the portion of the capacity in the project granted to Western. Western has proposed in Docket No. ER04-1198 that it be able to recover approximately $1.3 million in Path 15 study costs, along with receiving all Firm Transmission Rights auction, wheeling and scheduling revenues associated with its 10% capacity entitlement when it chooses to schedule power over the Path 15 upgrade for use in serving its customer needs in Northern California during periods of congestion. At all other times, Western will credit these revenues back to the CAISO. Certain intervening parties have taken the position that Western's unwillingness to credit all of these additional revenues to the CAISO, coupled with TE Path 15's proposed revenue requirement, will lead to an overcharge for the CAISO's customers. TE Path 15 will credit

7. **REGULATORY MATTERS (Continued)**

its share of these additional revenues to customers as a revenue credit through the TRBA process. Because Western has not proposed to do likewise, these parties claim that customers will pay in excess of the project revenue requirement for the capacity. In their protests, they propose either that TE Path 15 reduce its revenue requirement by the ratio of 10/82 to reflect the share of TE Path 15's costs that should be Western's responsibility or that TE Path 15 reimburse the CAISO for any auction, wheeling and scheduling revenues that Western will retain for itself.

In the Initial Decision the ALJ reached the following conclusions:

- TE Path 15 has not shown inclusion of its debt and liquidity reserve account balances as rate base items to be just and reasonable; therefore, $10,773,091 should be removed from the rate base used to calculate its revenue requirement
- With regard to working capital allowance, TE Path 15 should adopt the FERC's 45-day convention and include in its calculation only O&M expenses, minus fuel and purchased power, resulting in a working capital allowance component of rate base of $300,812 vs. the requested $7,257,095
- TE Path 15's utilization of monthly compounding with regard to calculating AFUDC was affirmed
- The Commission's orders did not place the Western allocation issue into the hearing of the Path 15 rate case and, therefore, protestors are not permitted to pursue the issue in the proceeding.

If the FERC adopts the ALJ's Initial Decision, TE Path 15's annual revenue requirement would be approximately $2.3 million lower for the years 2005 - 2007. TE Path 15 filed exceptions to the ALJ's Initial Decision on January 20, 2006 and responded to exceptions filed by other parties on February 9, 2006. The FERC commissioners will rule on TE Path 15's revenue requirement after considering the ALJ's Initial Decision as well as the filings made by TE Path 15 and intervenors. No deadline for FERC action exists, though TE Path 15 expects a FERC order in the 2nd or 3rd quarter of 2006. TE Path 15 believes that the incurrence of the costs associated with its reserves and working capital requirements were both prudent and necessary to successfully finance and complete the Path 15 Upgrade. TE Path 15 further believes that inclusion of these types of reserves in rate base is consistent with the FERC's current rate making practices and its objectives in promoting transmission development by independent companies. Consequently, management believes that it is probable that the FERC will approve an annual revenue requirement of approximately $36.0 million.

Income Tax Allowance

In the rate case proceeding the FERC has also addressed the issue of whether a limited liability company ("LLC"), such as TE Path 15, is entitled to include a provision for federal and state income taxes in its revenue requirement if the regulated entity itself is not subject to the payment of income taxes. This issue arose out of a June 2004 decision by the Federal Circuit Court of Appeals of the District of Columbia in the case of BP West Coast Products, LLC vs. FERC. In that case, the Court decided that the SFPP Limited Partnership, a regulated oil products pipeline, was not entitled to include an income tax allowance in its revenue requirement since it did not itself actually pay income taxes. This finding was contrary to established FERC policy that an inclusion of a tax allowance was appropriate provided that income taxes were ultimately paid by a corporate investor in a limited partnership or LLC.

In light of the Court decision, TE Path 15 requested that the FERC make a specific finding that the Company be allowed to include an income tax allowance in its revenue requirement. The FERC ruled that TE Path 15 would be allowed to recover the taxes in its rates and that the issue would not be a part of the hearing process in Docket No. ER05-17-000. FERC further ordered, however, that the issue of the inclusion of income taxes in rates for limited partnerships or LLCs should be examined in a separate proceeding and that the income tax component of TE Path 15's revenue requirement would be subject to refund pending the findings of that separate proceeding. To that end, the FERC established a policy proceeding, Docket No. PL05-5-000, to examine the issue for all companies whose rates are regulated by FERC. In May 2005 the FERC issued an order in that policy proceeding concluding that a LLC would be entitled to include an allowance for income taxes in its rates as if it were a tax paying entity if the ultimate owners of the LLC have either an actual or potential tax liability associated with their investment in the regulated company.

Accordingly, the FERC has permitted TE Path 15 to include an allowance for state and federal income taxes in its revenue requirement even though TE Path 15 is not a tax paying entity. This decision has been appealed by one party, the Transmission Agency of Northern California ("TANC") to the U.S. Court of Appeals for the District of Columbia. In March 2006 the Court of Appeals dismissed TANC's appeal on the grounds that it was not timely to consider the matter. TANC will have the opportunity to refile an appeal at a later date.

Management believes it is unlikely that the FERC's decision in this matter will be overturned. If it is ultimately determined that the Company is not allowed to include a provision for income taxes in its rates, the result would likely be a reduction in annual revenues. In such a case, the Company anticipates undertaking measures to reduce the potential negative impact on cash flows.

7. REGULATORY MATTERS (Continued)

Regulatory Assets

As of December 31, 2005 and 2004, TE Path 15 had incurred $1.6 million and $1.0 million of costs to prepare and file its tariff with the FERC for a three year period of calendar years 2005 through 2007. The Company also incurred $0.1 million of transition costs during the year ended December 31, 2004 that were associated with organizing TE Path 15 to begin operations. The rate case and transition costs will be amortized and recovered in rates over the three year period of its rate filing.

TRBA

The CAISO tariff provides for a true-up mechanism in which the CAISO calculates any over- or under-collection of transmission revenues relative to the authorized annual revenue requirement and either credits or charges that difference to transmission customers in the subsequent year. This is done through a TRBA account. In 2005 and 2004 TE Path 15 received payments from the CAISO in excess of its filed revenue requirement. As of December 31, 2005 and 2004, TE Path 15 had recorded deferred revenue of $6.1 million and $1.2 million, respectively. Approximately $0.3 million and $1.2 million of these amounts were auction proceeds for future time periods. The other $5.8 million as of December 31, 2005 is a regulatory liability for collections in excess of the annual revenue requirement.

8. INCOME ALLOCATIONS AND DISTRIBUTIONS

Income allocations and distributions among members are determined under provisions of the Amended and Restated Limited Liability Company Operating Agreement of Trans-Elect NTD Holdings Path 15, LLC ("Operating Agreement") dated as of September 12, 2003. During the year ended December 31, 2005 Holdings Path 15 made $20.4 million of distributions to common and preferred members. No distributions were made during the year ended December 31, 2004.

9. RELATED PARTY TRANSACTIONS

TE

TE provides support services to TE Path 15 under a Management Services Agreement signed on September 12, 2003. This agreement calls for TE Path 15 to pay TE $200,000 at completion of construction and an annual fee of $250,000 plus personnel and third party costs for services provided under the Agreement. The annual fee is adjusted each year beginning January 2006 based on changes to the Producer Price Index. In addition, TE Path 15 made a $200,000 management fee payment and a $950,000 development fee payment to TE on December 8, 2004, the date of construction completion pursuant to the agreement.

As of December 31, 2005 and 2004, TE Path 15 had $129,483 and $100,370 in payables due to TE. These payables represent amounts due to TE under the Management Services Agreement for support services and reimbursements of third party vendor payments made on behalf of TE Path 15. In addition, during the years ended December 31, 2005 and 2004, TE Path 15 reimbursed TE a total of $0.6 million and $2.9 million related to costs incurred by TE related to TE Path 15. The cash amounts paid to TE included $0.3 million and $0.7 million for support services provided to TE Path 15, $0.1 million and $1.1 million in third party vendor payments and $0.2 million and $1.15 million in management and development fees.

During 2005 TE received $3,074,210 of distributions from Holdings Path 15 arising from NTD's preferred and common member interests in Holdings Path 15.

Wright and Talisman, P.C.

Alan Statman, who was an officer of TE until April 18, 2005, is a managing shareholder of the law firm Wright and Talisman, P.C. ("Wright & Talisman"). During the years ended December 31, 2005 and 2004, TE Path 15 paid Wright and Talisman a total of $462,000 and $0 and there was $39,210 and $0 due to Wright and Talisman as of December 31, 2005 and 2004, respectively. In addition, during the years ended December 31, 2005 and 2004, TE paid Wright and Talisman $106,000 and $584,000 for work associated with TE Path 15, which amounts were fully reimbursed to TE by TE Path 15.

EIF Path 15 Funding LLC

Equity commitment fees of $1.7 million were paid to EIF Path 15 Funding LLC on December 8, 2004 after EIF made its $14.1 million equity contribution to Holdings Path 15. In addition, EIF was reimbursed for LC fees in the amount of $0.1 million during 2004. During 2005 EIF received $6,299,660 of distributions from Holdings Path 15.

9. RELATED PARTY TRANSACTIONS (Continued)

Cardinal Power Funding, LLC

Equity commitment fees of $1.7 million were paid to Cardinal Power Funding, LLC on December 8, 2004 after Cardinal made its $14.1 million equity contribution to Holdings Path 15. In addition, Cardinal was reimbursed for LC fees in the amount of $0.1 million during 2004. During 2005 Cardinal received $6,299,660 of distributions from Holdings Path 15.

KB Transmission LLC

Equity commitment fees of $1.3 million and a cash collateral fee of $150,000 were paid to KB Transmission on December 8, 2004 after KB made its $10.6 million equity contribution to Holdings Path 15. During 2005 KB received $4,724,756 of distributions from Holdings Path 15.

CERTIFICATE OF THE COMPANY

Dated: October 2, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ATLANTIC POWER CORPORATION
by its manager
ATLANTIC POWER MANAGEMENT, LLC

By: (Signed) BARRY WELCH
Chief Executive Officer

By: (Signed) PATRICK WELCH
Chief Financial Officer

ATLANTIC POWER CORPORATION

On Behalf of the Board of Directors

By: (Signed) KEN HARTWICK
Director

By: (Signed) JOHN MCNEIL
Director

CERTIFICATE OF THE CREDIT SUPPORTERS

Dated: October 2, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ATLANTIC POWER HOLDINGS, LLC
by its manager
ATLANTIC POWER MANAGEMENT, LLC

By: (Signed) BARRY WELCH
Chief Executive Officer

By: (Signed) PATRICK WELCH
Chief Financial Officer

On behalf of the Board of Managers

By: (Signed) KEN HARTWICK
Manager

By: (Signed) JOHN MCNEIL
Manager

TETON POWER FUNDING, LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

EPSILON POWER FUNDING, LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

MP POWER LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

TETON EAST COAST GENERATION LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

TETON FUELS MID-GEORGIA LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

TETON SELKIRK LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

BADGER POWER GENERATION I LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

BADGER POWER GENERATION II LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

BAKER LAKE HYDRO LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

DADE INVESTMENT, L.P.
by its general partner
NCP DADE POWER, LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

GEDDES II COMPANY LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

GEDDES COGENERATION COMPANY LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

MEP RUMFORD, LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

NCP DADE POWER LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

NCP HOUSTON POWER LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

NCP PASCO LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

NCP PERRY LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

OLYMPIA HYDRO LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

ONONDAGA COGENERATION LIMITED PARTNERSHIP
by its general partner
GEDDES COGENERATION COMPANY LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

ORLANDO POWER GENERATION I LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

ORLANDO POWER GENERATION II LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

STOCKTON COGEN (II) LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

TETON OPERATING SERVICES, LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

TETON NEW LAKE, LLC

By: (Signed) BARRY WELCH
President

By: (Signed) PATRICK WELCH
Vice President

CERTIFICATE OF THE UNDERWRITERS

Dated: October 2, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.

By: (Signed) JAMES A. TOWER

NATIONAL BANK FINANCIAL INC.	**RBC DOMINION SECURITIES INC.**	**SCOTIA CAPITAL INC.**
By: (Signed) MARTIN L. JURAVSKY	By: (Signed) DAVID DAL BELLO	By: (Signed) THOMAS KURFURST

CIBC WORLD MARKETS INC.

By: (Signed) DAVID H. WILLIAMS

TD SECURITIES INC.

By: (Signed) HAROLD R. HOLLOWAY

DUNDEE SECURITIES CORPORATION

By: (Signed) ANDREA S. RUDNICK

AtlanticPower
Corporation

UNDERWRITING AGREEMENT

September 22, 2006

Atlantic Power Corporation
Atlantic Power Holdings, LLC

Dear Sirs/Mesdames:

BMO Nesbitt Burns Inc. ("**BMONB**"), National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc. and Dundee Securities Corporation (collectively with BMONB, the "**Underwriters**" and each, an "**Underwriter**") understand that Atlantic Power Corporation, a corporation continued under the *Business Corporations Act* (British Columbia) (the "**Corporation**"), proposes, subject to the terms and conditions contained herein, to: (i) sell to the Underwriters, an aggregate of 8,531,000 Income Participating Securities (the "**Offered IPSs**"), representing an aggregate of 8,531,000 common shares in the capital of the Corporation and Cdn$49,198,277 aggregate principal amount of the Corporation's 11% subordinated notes due 2016; and (ii) sell to the Underwriters 6.25% convertible secured debentures of the Corporation (the "**Debentures**") due October 31, 2011 (the "**Maturity Date**") with a face value of Cdn$1,000 principal amount per Debenture, in an aggregate principal amount of Cdn$60,000,000. The Offered IPSs and the Debentures to be issued hereunder are collectively referred to herein as the "**Offered Securities**". Each IPS represents one Common Share and Subordinated Notes with an aggregate principal amount of Cdn$5.767. References herein to the "**Component Securities**" shall mean the Common Shares and the Subordinated Notes represented by the IPSs issued or issuable hereunder, and references to the "**Securities**" shall mean the Offered Securities and the Component Securities.

The Underwriters understand that the Subordinated Notes will be issued pursuant to the indenture dated as of November 18, 2004 between the Corporation and Computershare Trust Company of Canada, as trustee. The Subordinated Notes and the Debentures will be guaranteed (certain of such guarantees on a secured basis) by Atlantic Holdings and each of Atlantic Holdings' other direct and indirect Subsidiaries that are listed on Schedule I hereto (collectively, with Atlantic Holdings, the "**Guarantors**").

The Underwriters further understand that the Debentures will be issued pursuant to an indenture to be dated as of the Closing Date (as hereinafter defined) between the Corporation and Computershare Trust Company of Canada, as debenture trustee, and shall be convertible at the option of the holder into IPSs at a conversion price of Cdn$12.40 per IPS (the "**Conversion Price**") at any time prior to the earlier of the close of business on the Maturity Date and the business day immediately preceding the date specified by the Corporation for redemption of the Debentures, subject to adjustment in certain circumstances.

Based upon the foregoing, and upon and subject to the terms and conditions set out below, the Underwriters severally, and not jointly and severally, offer to purchase from the Corporation at the Closing Time, and the Corporation hereby agrees to sell to the Underwriters, all but not less than all of the Offered IPSs at a price of Cdn$10.55 per IPS, being an aggregate purchase price of Cdn$90,002,050, and all but not less than all of the Debentures at a price of Cdn$1,000 per Debenture, being an aggregate purchase price of Cdn$60 million. The aggregate purchase price for the Offered Securities is Cdn$150,002,050.

TERMS AND CONDITIONS

1. **Definitions and Interpretation**

1.1 Where used in this Agreement the following terms will have the following meanings, respectively:

(a) "**Acquisition**" means the indirect acquisition by Atlantic Holdings of all of the equity interests of Path 15 Holdco pursuant to a Purchase Agreement dated as of June 28, 2006, as amended by a First Amendment to Purchase Agreement dated September 14, 2006, and completed on September 15, 2006;

(b) "**Acquisition Credit Facility**" means the term loan facility of up to $100 million extended to Atlantic Holdings for the purpose of financing the Acquisition;

(c) "**affiliate**" or "**associate**" when used to indicate a relationship with a Person, has the same meaning as set forth in the *Securities Act* (Ontario);

(d) "**Atlantic Holdings**" means Atlantic Power Holdings, LLC, a limited liability company formed under the laws of Delaware;

(e) "**BCSC**" means the British Columbia Securities Commission;

(f) "**BMONB**" has the meaning ascribed to it in the first recital paragraph of this Agreement;

(g) "**business day**" means a day other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario;

(h) "**Closing Date**" means October 11, 2006 or any earlier or later date as may be agreed to in writing by the Corporation and the Underwriters, each acting reasonably, but will in any event not be later than October 31, 2006;

(i) "**Closing Time**" means 8:00 a.m. (Toronto time) on the Closing Date, or any other time on the Closing Date as may be agreed to by the Corporation and the Underwriters;

(j) "**Common Shares**" means common shares in the capital of the Corporation;

(k) "**Component Securities**" means the Common Shares and the Subordinated Notes represented by the IPSs issued or issuable hereunder;

(l) "**Conversion Price**" has the meaning ascribed to it in the third recital paragraph of this Agreement;

(m) "**Corporation**" means Atlantic Power Corporation, a corporation continued under the *Business Corporations Act* (British Columbia);

(n) "**Credit Facility**" means the senior credit facility provided by an affiliate of BMO Nesbitt Burns Inc. to Atlantic Holdings pursuant to a credit agreement dated November 18, 2004, as amended by a first amendment dated April 29, 2005, a second amendment dated November 18, 2005 and a third amendment dated September 15, 2006, currently in an aggregate amount of $75 million;

(o) **"Debenture Trustee"** means Computershare Trust Company of Canada, in its capacity as trustee under the Indenture;

(p) **"Debentures"** has the meaning ascribed to it in the first recital paragraph of this Agreement;

(q) **"Directors"** means, in the case of the Corporation, the directors of the Corporation, and in the case of a limited liability corporation, the members of the board of managers of such corporation;

(r) **"distribution"** means distribution or distribution to the public, as the case may be, for the purposes of the Securities Laws or any of them;

(s) **"Equity Holders"** means, (i) in respect of a corporation, its shareholders, (ii) in respect of a limited liability corporation, its members, and (iii) in respect of any other Person, all Persons holding a direct or indirect beneficial interest in such Person;

(t) **"Existing Investor Interests"** means the common membership interests and Class B membership interests in Atlantic Holdings held by the Existing Investors;

(u) **"Existing Investors"** means Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC and "Existing Investor" means each individually;

(v) **"Final MRRS Decision Document"** means a receipt for the Final Prospectus issued in accordance with the MRRS;

(w) **"Final Prospectus"** means the final short form prospectus of the Corporation (in both the English and French languages), including the documents incorporated by reference therein, to be approved, signed and certified in accordance with the Securities Laws in the Qualifying Jurisdictions relating to the qualification for distribution of the Offered Securities under applicable Securities Laws in the Qualifying Jurisdictions;

(x) **"Financial Information"** has the meaning ascribed thereto in Section 8.2;

(y) **"Governmental Entity"** means any: (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, regulatory or administrative authority, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above; or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable Person, asset, obligation or other matter;

(z) **"Guarantee and Pledge Documents"** means the guarantees, pledges, security and inter-creditor documentation relating to the guarantees of the Subordinated Notes and the Debentures by the Guarantors and related pledges, security and inter-creditor arrangements (including arrangements with the bank lenders under the Credit Facility and the Acquisition Credit Facility);

(aa) **"Guarantors"** means Atlantic Holdings and each of Atlantic Holdings' other direct and indirect Subsidiaries that has guaranteed or will guarantee the Subordinated Notes and the Debentures, as listed on Schedule I hereto;

(bb) **"Holders"** means the holders of IPSs, Common Shares or Subordinated Notes;

(cc) "**Indenture**" means the indenture providing for the issuance of the Debentures to be entered into at or prior to the Closing Time between the Corporation and the Debenture Trustee;

(dd) "**IPSs**" means the Income Participating Securities of the Corporation;

(ee) "**KPMG**" means KPMG LLP, auditors of the Corporation;

(ff) "**Lien**" means any mortgage, pledge, lien, security interest, easement, encumbrance or other adverse claim;

(gg) "**LTIP**" means the long term incentive plan of the Corporation adopted May 10, 2006 and approved by shareholders at the Corporation's annual meeting held on June 7, 2006;

(hh) "**Manager**" means Atlantic Power Management, LLC a limited liability company formed under the laws of Delaware which has been appointed and serves as the manager of the Corporation and Atlantic Holdings pursuant to the Management Agreement;

(ii) "**Management Agreement**" means the management agreement dated as of November 18, 2004 between the Manager, the Corporation and Atlantic Holdings;

(jj) "**Material Agreements**" means collectively, this Agreement, the Indenture, the Guarantee and Pledge Documents and the Operating Agreement Amendment;

(kk) "**material change**" means a material change for the purpose of Securities Laws;

(ll) "**material fact**" means a material fact for the purpose of Securities Laws;

(mm) "**Maturity Date**" has the meaning ascribed to it in the first recital paragraph of this Agreement;

(nn) "**Minority Holding Entities**" means all entities in which Atlantic Holdings owns an equity interest that are not Project Holding Group Entities or Project Operating Entities;

(oo) "**misrepresentation**" means a misrepresentation for the purpose of Securities Laws;

(pp) "**MRRS**" means the mutual reliance review system procedures provided for under National Policy 43-201, Mutual Reliance Review System for Prospectuses and Annual Information Forms;

(qq) "**NI 44-101**" means National Instrument 44-101, Short Form Prospectus Distributions;

(rr) "**Non-Operated POE**" means the Project Operating Entities other than the Operated POEs;

(ss) "**Offered IPSs**" has the meaning ascribed to it in the first recital paragraph of this Agreement;

(tt) "**Offered Securities**" means, collectively the Offered IPSs and the Debentures to be issued hereunder;

(uu) "**Offering**" means the distribution of the Offered Securities as contemplated in the Preliminary Prospectus and the Final Prospectus;

(vv) "**Offering Documents**" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplemental Material;

(ww) "**Operated POE**" means each of Lake Cogen Ltd., Mid-Georgia Cogen L.P., Onondaga Cogeneration Limited Partnership, Pasco Cogen, Ltd. and Path 15 Opco;

(xx) "**Operating Agreement**" means the amended and restated limited liability company agreement in respect of Atlantic Holdings dated as of November 17, 2004 among the Corporation, Atlantic Holdings and the Existing Investors;

(yy) "**Operating Agreement Amendment**" means the amendment to the Operating Agreement to be entered into at or prior to the Closing Time to (i) create and provide for a new class of membership interests, to be known as senior membership interests, in connection with the creation and issuance of the Debentures, and (ii) amend the provisions of Section 4.1 to provide that following the resignation of a manager, the remaining managers may designate a replacement manager;

(zz) "**Path 15 Holdco**" means Trans-Elect NTD Holdings Path 15, LLC;

(aaa) "**Path 15 Opco**" means Trans-Elect NTD Path 15, LLC;

(bbb) "**Path 15 Project**" means the transmission line upgrade along the Path 15 transmission corridor located in central California;

(ccc) "**Person**" means any individual, partnership, limited partnership, limited liability partnership, limited liability corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(ddd) "**Preliminary MRRS Decision Document**" means a receipt for the Preliminary Prospectus issued in accordance with the MRRS;

(eee) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Corporation (in both the English and French languages) dated the date hereof, including the documents incorporated by reference therein, relating to the qualification for distribution of the Offered Securities under applicable Securities Laws in the Qualifying Jurisdictions;

(fff) "**Projects**" means the 15 power generation projects described in the AIF, and the Path 15 Project, in which the Corporation has indirect interests or investments;

(ggg) "**Project Holding Group Entities**" means, collectively, Atlantic Holdings and its Subsidiaries, provided that no Project Operating Entity shall be considered to be a Project Holding Group Entity;

(hhh) "**Project Operating Entities**" means (i) the partnerships, corporations or other entities that directly own or operate the Projects, and (ii) Path 15 Opco;

(iii) "**Public Disclosure Documents**" means, collectively,

(i) the annual information form of the Corporation dated March 30, 2006 (the "AIF");

(ii) the management information circular of the Corporation dated May 10, 2006 distributed in connection with the annual meeting of shareholders held on June 7, 2006;

(iii) the consolidated financial statements of the Corporation for the year ended December 31, 2005 and the period from November 18, 2004 to December 31, 2004, together with the notes thereto and the auditors' report thereon;

(iv) management's discussion and analysis of financial condition and results of operations of the Corporation for the year ended December 31, 2005 and the period from November 18, 2004 to December 31, 2004;

(v) the unaudited consolidated financial statements of the Corporation for the three and six months ended June 30, 2006, together with the notes thereto;

(vi) management's discussion and analysis of financial condition and results of operations of the Corporation for the three and six months ended June 30, 2006;

(vii) the material change report of the Corporation dated September 21, 2006 filed in connection with the Acquisition;

(viii) the material change report of the Corporation dated September 21, 2006 filed in connection with the Offering; and

(ix) the Preliminary Prospectus and, when filed, the Final Prospectus and any Supplemental Material;

(jjj) "**PwC**" means PricewaterhouseCoopers LLP, auditors of Path 15 Holdco and Epsilon Power Partners, LLC;

(kkk) "**Qualifying Jurisdictions**" means all of the provinces and territories of Canada and "Qualifying Jurisdiction" means any one province or territory of Canada;

(lll) "**Securities**" means the Offered Securities and the Component Securities;

(mmm) "**Securities Commissions**" means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

(nnn) "**Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement and the securities legislation and policies of each other relevant jurisdiction;

(ooo) "**SEDAR**" means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval established pursuant to National Instrument 13-101, System for Electronic Document Analysis and Retrieval (SEDAR);

(ppp) "**Selling Firm**" has the meaning ascribed thereto in Section 10.1;

(qqq) "**Standard Listing Conditions**" has the meaning ascribed thereto in Section 4.3;

(rrr) "**Subordinated Note Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee under the Subordinated Note Indenture;

(sss) "**Subordinated Note Indenture**" means the indenture providing for the issuance of Subordinated Notes dated as of November 18, 2004 between the Corporation and the Subordinated Note Trustee;

(ttt) "**Subordinated Notes**" means the 11% subordinated notes of the Corporation due 2016;

(uuu) "**Subsidiary**" means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity's gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation);

(vvv) "**Supplemental Material**" means, collectively, any amendment to the Preliminary Prospectus or Final Prospectus, any amendment or supplemental prospectus or ancillary materials (in the English language and, where applicable, French language) that may be filed by or on behalf of the Corporation under applicable Securities Laws relating to the distribution of the Offered Securities;

(www) "**Tax Act**" means the *Income Tax Act* (Canada);

(xxx) "**Transfer Agent**" means Computershare Investor Services Inc.;

(yyy) "**TSX**" means the Toronto Stock Exchange;

(zzz) "**Underwriters**" has the meaning ascribed to it in the first recital paragraph of this Agreement; and

(aaaa) "**U.S. Tax Code**" means the *Internal Revenue Code of 1986* (United States of America) and the regulations thereunder.

1.2 The division of this Agreement into Articles, Sections, Clauses and Paragraphs and the headings appearing in this Agreement are for convenience of reference only and will not affect the construction or interpretation of this Agreement.

1.3 In this Agreement, unless the context otherwise requires:

(a) words importing the singular include the plural and vice versa;

(b) words importing gender include all genders;

(c) words importing persons include individuals, partnerships, limited partnerships, joint ventures, syndicates, sole proprietorships, companies or corporations with or without share capital, unincorporated associations, societies, trusts, trustees, executors, administrators or other legal personal representatives, governmental authorities, regulatory authorities, and self-regulating organizations, bodies or entities however designated or constituted;

(d) the word "or" is not exclusive;

(e) the word "including" is not limiting, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; and

(f) the word "knowledge" when used in relation to any Person, refers to the actual knowledge of the officers of that Person (or, in the case of the Corporation and Atlantic Holdings, of the Manager) charged with responsibility for the particular function, after reasonable inquiry by them of those parties whom they believe, in good faith, to be the Persons responsible for the subject matter of the inquiry.

1.4 If any action is required to be taken under this Agreement on a day that is not a business day, such action will be required to be taken on the next succeeding day which is a business day.

1.5 Whenever reference is made in this Agreement to a calculation to be made or financial statements or documents to be prepared in accordance with "generally accepted accounting principles", such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the relevant body in the applicable jurisdiction, applicable as at the date on which such calculation is made or required to be made or such financial statements or documents are prepared or required to be prepared in accordance with generally accepted accounting principles, with such variations therefrom as are specified or required by the Securities Laws.

1.6 Unless otherwise specified herein, all dollar amounts referred to in this Agreement are expressed in lawful money of the United States.

1.7 Unless otherwise specified herein, a reference in this Agreement to a statute includes all regulations or rules made thereunder, all amendments to the statute or the regulations or rules made thereunder, any statutes, regulations or rules that supplement or supersede such statute, regulation or rule and, with respect to the Securities Laws, includes any orders made thereunder and the applicable policy statements, instruments and notices issued or otherwise promulgated by the Securities Commissions or the Canadian Securities Administrators.

2. <u>Attributes of the Offered Securities</u>

2.1 The Offered IPSs to be issued and sold under this Agreement by the Corporation will, upon receipt of payment therefor by the Corporation, be duly and validly created and issued, as applicable, by the Corporation and will have the attributes described in the Preliminary Prospectus and the Final Prospectus.

2.2 The Debentures to be issued and sold under this Agreement by the Corporation will, upon receipt of payment therefor by the Corporation, be duly and validly created and issued by the Corporation and the Debentures will, among other things, be:

(a) convertible at the option of the holder into IPSs at any time prior to the earlier of the close of business on the Maturity Date and the business day immediately preceding the date specified by the Corporation for redemption of the Debentures at the Conversion Price;

(b) redeemable by the Corporation, in whole or in part, after October 31, 2009 and prior to the Maturity Date at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the IPSs on the TSX for the 20 consecutive trading days ending five trading days preceding the date of notice of redemption

(or, if IPSs are not listed on the TSX or any other market, the fair market value of the Component Securities as determined by an independent financial advisor retained by the Corporation) is not less than 125% of the Conversion Price; and

(c) rank senior to all existing and future "Subordinated Indebtedness" and subordinate to all existing and future "Senior Secured Indebtedness" (in each case as defined in the Offering Documents),

and will otherwise have the attributes described in the Preliminary Prospectus and the Final Prospectus, subject to those modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Corporation and the Underwriters.

3. **Qualification**

3.1 The Corporation shall file the Preliminary Prospectus in each of the Qualifying Jurisdictions and obtain a Preliminary MRRS Decision Document issued by the BCSC, in its capacity as principal regulator pursuant to the MRRS, at or prior to 5:00 p.m. (Toronto time) on September 26, 2006. The Corporation shall satisfy all regulatory deficiencies and comments of Securities Commissions with respect to the Preliminary Prospectus on a basis acceptable to the Underwriters, acting reasonably. In any event, the Corporation shall file the Final Prospectus in each of the Qualifying Jurisdictions and obtain a Final MRRS Decision Document issued by the BCSC, in its capacity as principal regulator pursuant to the MRRS, at or prior to 5:00 p.m. (Toronto time) on October 3, 2006 (or such other time and/or later date as the Corporation and the Underwriters may agree) on behalf of each of the Qualifying Jurisdictions in respect of the Final Prospectus.

3.2 Until the date on which the distribution of the Offered Securities is completed, the Corporation:

(a) will promptly take, or cause to be taken, all steps and proceedings that may from time to time be required under the Securities Laws to continue to qualify the distribution of the Offered Securities or, in the event that the Offered Securities have, for any reason, ceased so to qualify, to so qualify again the Offered Securities for distribution; and

(b) will allow the Underwriters to participate fully in the preparation of the Offering Documents.

4. **Delivery of Preliminary Prospectus, Final Prospectus and Other Documents**

4.1 The Corporation shall deliver to each of the Underwriters and the Underwriters' counsel, at or prior to the time each of the Preliminary Prospectus and the Final Prospectus is presented to the Underwriters for signing, copies of the Preliminary Prospectus and the Final Prospectus, as the case may be, in the English language and in the French language, each signed by the Corporation and each Guarantor in the manner required by the Securities Laws of each of the Qualifying Jurisdictions.

4.2 The Corporation shall deliver to each of the Underwriters and the Underwriters' counsel, at or prior to the filing of each of the Preliminary Prospectus and the Final Prospectus with the Securities Commissions, a copy of any other document required to be filed by the Corporation with or prior to filing the Preliminary Prospectus and the Final Prospectus, as the case may be, under the MRRS or the Securities Laws or requested by the Underwriters and the Underwriters' counsel, including the documents incorporated by reference in the Preliminary Prospectus and the Final Prospectus, as the case may be.

4.3 The Corporation shall deliver to the Underwriters and the Underwriters' counsel, prior to the filing of the Final Prospectus with the Securities Commissions, evidence satisfactory to the Underwriters of the approval of the listing and posting for trading on the TSX of the Offered Securities and the Common Shares forming part of the Offered Securities, and the approval of the listing on the TSX of the IPSs issuable upon conversion of the Debentures and the Common Shares forming part of such IPSs, subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances (the "**Standard Listing Conditions**").

4.4 The Corporation shall promptly and, in any event within all applicable time limitation periods, prepare and file with the Securities Commissions any Supplemental Material required to be filed under the Securities Laws. The Corporation shall allow the Underwriters and their counsel to participate fully in the preparation of any Supplemental Material and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to execute responsibly any certificate required to be executed by them in any Supplemental Material. Such Supplemental Material shall be in form and substance satisfactory to the Underwriters and prior to the filing of such Supplemental Material with any Securities Commission, the Corporation and the Manager shall deliver to the Underwriters:

(a) a copy of such Supplemental Material signed on behalf of the Corporation and, if required, each Guarantor in the manner required by the Securities Laws;

(b) a copy of any other document required to be filed by the Corporation with or prior to filing of the Supplemental Material under the MRRS or the Securities Laws; and

(c) such reports, comfort letters or opinions as may reasonably be requested by the Underwriters.

4.5 Each delivery of the Offering Documents to the Underwriters shall constitute the consent of the Corporation and the Guarantors to the use thereof by the Underwriters and Selling Firms of those documents in connection with the distribution of the Offered Securities in all of the Qualifying Jurisdictions, subject to the Securities Laws.

5. <u>**Commercial Copies**</u>

The Corporation shall, as soon as possible but in any event not later than 12:00 noon (Toronto time) on the first business day after the issuance of the Preliminary MRRS Decision Document and the Final MRRS Decision Document, respectively, and within two business days after the filing of any Supplemental Material, cause to be delivered to the Underwriters without charge, commercial copies of the Preliminary Prospectus and the Final Prospectus in the English language and French language and any Supplemental Material, as the case may be, in such numbers and to such Canadian cities as the Underwriters may reasonably request by instructions given by the Underwriters to the printer of the Preliminary Prospectus and the Final Prospectus or any Supplemental Material, as the case may be. The commercial copies of the Preliminary Prospectus and the Final Prospectus and any Supplemental Material shall be identical in content to the electronically transmitted versions thereof filed with the Securities Commissions pursuant to SEDAR.

6. <u>**Due Diligence**</u>

The Corporation shall at all times until distribution of the Offered Securities is completed allow the Underwriters and their advisors and representatives to conduct all reasonable due diligence investigations and examinations which the Underwriters may reasonably require (including access to documentation, directors, officers and management personnel and the auditors of any financial statements included or incorporated by reference in the Offering Documents) in order to fulfill their obligations as

underwriters, in order to avail themselves of a defence to any claim for misrepresentation in the Offering Documents and in order to enable the Underwriters to responsibly execute any certificate in the Offering Documents required to be executed by the Underwriters. It shall be a condition precedent to the Underwriters' execution of any certificate in any Offering Document that the Underwriters be satisfied as to the form and content of the document.

7. **Auditors' Comfort Letters**

7.1 The Corporation shall deliver to each of the Underwriters and the Underwriters' counsel, at the time the Underwriters sign the Final Prospectus, a comfort letter signed by KPMG and dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the Directors of the Corporation with respect to the statistical and financial information contained and incorporated by reference in the Final Prospectus which letter shall be based on a review by KPMG within a cut-off date of not more than two business days prior to the date of the letter, and which letter shall be in addition to the auditors' reports and opinions of KPMG contained in the Final Prospectus and the auditors' consent and comfort letters (if any) of KPMG addressed to the Securities Commissions.

7.2 The Corporation shall deliver to each of the Underwriters and the Underwriters' counsel, at the time the Underwriters sign the Final Prospectus, one or more comfort letters signed by PwC and dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the Directors of the Corporation with respect to the statistical and financial information contained and incorporated by reference in the Final Prospectus in relation to each of Path 15 Holdco, which letter or letters shall be based on a review by PwC within a cut-off date of not more than two business days prior to the date of the letter, and which letter or letters shall be in addition to the auditors' reports and opinions of PwC contained in the Final Prospectus and the auditors' consent and comfort letters (if any) of PwC addressed to the Securities Commissions.

7.3 If any statistical, financial or accounting information is contained or incorporated by reference in any Supplemental Material which is required to be executed by the Underwriters, the Corporation shall deliver or cause to be delivered to the Underwriters at the time of execution thereof by the Underwriters a letter signed by KPMG and/or PwC or such other applicable auditors, as applicable, and dated the date of delivery thereof, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the statistical, financial and accounting information contained or incorporated by reference in the Supplemental Material and with respect to any material changes thereto, which letter shall be based on a review by the applicable auditors, within a cut-off date of not more than two business days of the date of such letter and which letter shall be in addition to any auditors' report contained in the Supplemental Material and the auditors' consent and comfort letters addressed to the Securities Commissions.

8. **Translation Opinions**

8.1 The Corporation shall deliver to the Underwriters, prior to the time that each of the Preliminary Prospectus and the Final Prospectus in the French language is filed with the Securities Commissions and printed, opinions of counsel in the Province of Quebec dated the date of the Preliminary Prospectus and Final Prospectus, as applicable, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and Underwriters' counsel, to the effect that the Preliminary Prospectus and Final Prospectus, as applicable, in the French language (other than the financial information opined upon pursuant to Section 8.2 hereof) is in all material respects a complete and proper translation of the

Preliminary Prospectus and Final Prospectus, as applicable, in the English language and is not susceptible to any materially different interpretation with respect to any material matter contained therein.

8.2 The Corporation shall also deliver to the Underwriters contemporaneously with the opinions referred to in Section 8.1:

(a) an opinion of KPMG, dated the date of the Preliminary Prospectus and Final Prospectus, as applicable, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and Underwriters' counsel, to the effect that the financial statements of the Corporation (including, for greater certainty, the pro forma financial statements of the Corporation) and management's discussion and analysis related thereto, and the sections entitled "Meaning of Certain References", "Consolidated Capitalization of the Company", "Earnings Coverage Ratios", "Information Regarding Guarantors", "Selected Financial Information", "Index to Financial Statements" and "Auditors' Consent", included or incorporated by reference in the Preliminary Prospectus and the Final Prospectus, as applicable, (collectively, the "**Financial Information**") in the French language and contained in the Preliminary Prospectus and Final Prospectus, as applicable, is in all material respects a complete and proper translation of the English language version thereof; and

(b) an opinion of PwC, dated the date of the Preliminary Prospectus and Final Prospectus, as applicable, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and Underwriters' counsel, to the effect that the financial statements of Path 15 Holdco included or incorporated by reference in the Preliminary Prospectus and the Final Prospectus, as applicable, (collectively, the "**Financial Information**") in the French language and contained in the Preliminary Prospectus and Final Prospectus, as applicable, is in all material respects a complete and proper translation of the English language version thereof.

9. **Regulatory Approvals**

9.1 The Corporation will file or cause to be filed with the TSX all necessary documents and will take or cause to be taken all necessary steps to ensure that the Offered Securities and the Common Shares forming part of the Offered Securities have been approved for listing and posting for trading on the TSX and the IPSs issuable upon conversion of the Debentures and the Common Shares forming part of such IPSs have been approved for listing on the TSX, prior to the filing of the Final Prospectus with the Securities Commissions, subject only to satisfaction by the Corporation of the Standard Listing Conditions.

9.2 The Corporation will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement.

10. **Distribution and Certain Obligations of Underwriters**

10.1 During the course of the distribution of the Offered Securities to the public by or through the Underwriters, the Underwriters will, directly and through other investment dealers or brokers (other than the Underwriters) (each, a "**Selling Firm**") upon the terms and conditions set out in the Final Prospectus and this Agreement, offer and sell the Offered Securities to the public in the Qualifying Jurisdictions where they may be lawfully offered for sale or sold. The Underwriters will comply with, and will require any Selling Firm to agree to comply with, applicable Securities Laws in connection with the offer to sell or distribution of the Offered Securities.

10.2 The Underwriters shall use reasonable commercial efforts to complete and to cause the Selling Firms to complete the distribution of the Offered Securities as soon as possible after the Closing Time.

10.3 The Underwriters will notify the Corporation when, in the Underwriters' opinion, the Underwriters and the Selling Firms have ceased distribution of the Offered Securities and, promptly after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions where that breakdown is required by the Securities Commission of that jurisdiction for the purpose of calculating fees payable to that Securities Commission.

10.4 For the purposes of this Article 10, the Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Final Prospectus shall have been obtained from the applicable Securities Commission (including a decision document for the Final Prospectus issued under the MRRS) following the filing of the Final Prospectus unless otherwise notified in writing.

10.5 Notwithstanding the foregoing provisions of this Article 10, no Underwriter will be liable to the Corporation or Atlantic Holdings under this Agreement with respect to a default by any of the other Underwriters or Selling Firms, as the case may be.

11. **Representations and Warranties**

11.1 The Corporation and Atlantic Holdings jointly and severally represent and warrant to the Underwriters that upon the delivery by the Corporation to the Underwriters of any Offering Document, and as of the Closing Time:

(a) all information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in such Offering Document are, at the respective dates of delivery thereof to the Underwriters, and as of the Closing Time, true and correct in all material respects, contain no misrepresentations and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Securities;

(b) no material fact or information has been omitted therefrom (except facts or information relating solely to any of the Underwriters) which is required to be stated or is necessary to make the statements or information contained therein not misleading in light of the circumstances in which they were made;

(c) all financial statements that are required by NI 44-101 have been included or incorporated by reference in the Offering Documents; and

(d) such Offering Document complies fully with the requirements of the Securities Laws.

11.2 In addition to the representations and warranties contained in Section 11.1, the Corporation and Atlantic Holdings jointly and severally represent and warrant to the Underwriters as follows:

Incorporation and Organization

(a) the Corporation:

(i) is a corporation incorporated and organized and validly existing under the laws of its jurisdiction of incorporation, and is up to date with respect to all of its corporate filings under those laws; and

(ii) has all necessary corporate power, authority and capacity to own or lease its property and assets and to carry on its business as presently conducted and as described in the Public Disclosure Documents and to execute, deliver and to perform its obligations under each of the Material Agreements to which it is a party;

(b) Atlantic Holdings:

(i) is a limited liability company duly formed and validly existing under the laws of its jurisdiction of formation, and is up to date with respect to all of its company filings under those laws; and

(ii) has all necessary power, authority and capacity to own or lease its property and assets and to carry on its business as presently conducted and as described in the Public Disclosure Documents and to execute, deliver and to perform its obligations under each of the Material Agreements to which it is a party;

(c) the Manager:

(i) is a limited liability company duly formed and validly existing under the laws of its jurisdiction of formation, and is up to date with respect to all of its company filings under those laws; and

(ii) has all necessary power, authority and capacity to own or lease its property and assets and to carry on its business as presently conducted and as described in the Public Disclosure Documents;

(d) each of the Project Holding Group Entities and Operated POEs and, to the knowledge of the Corporation and Atlantic Holdings, each of the Minority Holding Entities and Non-Operated POEs:

(i) is incorporated, formed or organized and validly subsisting under the laws of its jurisdiction of incorporation, formation or organization, and is up to date with respect to all of its filings under those laws; and

(ii) has all necessary power, authority and capacity to own or lease its property and assets and to carry on its business as presently conducted and, in the case of the Guarantors, to execute, deliver and to perform its obligations under each of the Material Agreements to which it is a party;

(e) the Management Agreement has been executed and delivered by the parties thereto and is in full force and effect, unamended;

Capital of the Corporation and Atlantic Holdings

(f) the authorized capital of the Corporation consists of an unlimited number of Common Shares of which 44,339,500 Common Shares are issued and outstanding as a fully paid and non-assessable Common Shares of the Corporation, all of which are held in the form of IPSs;

(g) pursuant to the Subordinated Note Indenture the Corporation is authorized to issue an unlimited principal amount of Subordinated Notes of which approximately Cdn$292.2 million aggregate principal amount of Subordinated Notes are issued and outstanding, approximately Cdn$255.7 million of which are held as part of IPSs and approximately Cdn$36.5 million of which are held as separate Subordinated Notes;

(h) except as disclosed in the Public Disclosure Documents, no person has any right to demand filing of a prospectus or registration statement or similar document by the Corporation in any jurisdiction or registration of any security of the Corporation in any jurisdiction, and no person will have any such right immediately following the Closing;

(i) no securities exchangeable or convertible into IPSs, Common Shares or Subordinated Notes are issued and outstanding, and no such securities will be issued and outstanding immediately following the Closing Time, other than (i) IPSs issuable pursuant to the LTIP, and (ii) the Debentures issuable hereunder, and no Person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase of any securities of the Corporation;

(j) the authorized capital of Atlantic Holdings consists of an unlimited number of common membership interests, an unlimited number of Class A membership interests and an unlimited number of Class B membership interests, of which 44,339,500 common membership interests and 50,668,787 Class A membership interests are issued and outstanding as fully paid membership interests owned by the Corporation; and 18,952,365 common membership interests and 18,952,365 Class B preferred membership interests are issued and outstanding as fully paid membership interests owned by the Existing Investors;

(k) no securities exchangeable or convertible into membership interests of Atlantic Holdings are issued and outstanding and, other than as set out in the Operating Agreement, no Person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase of any membership interests of Atlantic Holdings;

(l) the attributes of the IPSs, Common Shares and Subordinated Notes and the membership interests of Atlantic Holdings conform in all material respects with the descriptions thereof in the Public Disclosure Documents and, upon their issuance, the attributes of the Debentures will conform in all material respects with the descriptions thereof in the Offering Documents;

(m) upon issue of the Offered Securities by the Corporation in accordance with this Agreement:

  (i) the Common Shares represented by the IPSs issuable hereunder will be validly issued and will be outstanding as fully paid and non-assessable Common Shares;

  (ii) the Subordinated Notes represented by the IPSs issuable hereunder will be validly issued and will be outstanding as fully paid Subordinated Notes;

  (iii) the Debentures issuable hereunder will be validly issued and will be outstanding as fully paid Debentures; and

  (iv) the Common Shares and Subordinated Notes represented by the IPSs issuable upon conversion of the Debentures will be validly authorized and reserved by the Corporation and upon conversion, such Common Shares and Subordinated Notes will be validly issued and will be outstanding as fully paid and non-assessable Common Shares and fully paid Subordinated Notes, respectively;

(n) the form and terms of the certificates for the Common Shares have been approved and adopted by the Directors of the Corporation and comply with the requirements of the *Business Corporations Act* (British Columbia) and the TSX;

(o) the form and terms of the certificates for the Subordinated Notes have been approved and adopted by the Directors of the Corporation and comply with the requirements of the Subordinated Note Indenture;

(p) the form and terms of the certificates for the IPSs have been approved and adopted by the Directors of the Corporation and comply with the requirements of the TSX;

(q) as at the Closing Time, the form and terms of the certificates for the Debentures will be approved and adopted by the Directors of the Corporation and will comply with the requirements of the TSX, if applicable;

(r) the Transfer Agent, at its principal office in Toronto, has been duly appointed as transfer agent and registrar for the IPSs and Common Shares;

(s) the Subordinated Note Trustee, at its principal office in Toronto, has been duly appointed as trustee in respect of the Subordinated Notes;

(t) the Debenture Trustee, at its principal office in Toronto, will have been, at the Closing Time, duly appointed as trustee in respect of the Debentures;

The Prospectus and Related Matters

(u) each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, and the execution and filing of each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, with the Securities Commissions have been duly approved and authorized by all necessary action by the Corporation and each Guarantor, and each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, prior to filing will be duly executed by and on behalf of the Corporation and each Guarantor;

(v) the IPSs (and the Common Shares represented by the IPSs) are listed and posted for trading on the TSX;

(w) except as provided herein, there is no Person that is entitled to any brokerage or finder's fee in connection with the Material Agreements or any of the transactions contemplated thereunder;

(x) the Corporation is a reporting issuer or the equivalent thereof in each Qualifying Jurisdiction where such concept exists and is not in default under the Securities Laws of any Qualifying Jurisdiction;

(y) the Corporation is in compliance with its timely disclosure obligations under Securities Laws of each of the Qualifying Jurisdictions, and, without limiting the generality of the foregoing, there has not occurred any material change in the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis since December 31 2005, which has not been publicly disclosed in a filing made in accordance with Securities Laws;

(z) the Corporation is eligible to file the Preliminary Prospectus and the Final Prospectus under NI 44-101 in each of the Qualifying Jurisdictions, the Corporation has fulfilled all

requirements to be fulfilled by the Corporation, including the filing of the documents and all other continuous disclosure materials required to be filed pursuant to applicable Securities Laws, but excluding the preparation and filing of the Preliminary Prospectus and the Final Prospectus, to enable the Offered Securities to be offered for sale and sold to the public in all Qualifying Jurisdictions through registrants who have complied with the relevant provisions of applicable Securities Laws;

(aa) the Corporation and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions will be executed in accordance with the general or specific authorization of the board of directors of the Corporation; and

(ii) transactions will be recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for assets;

(bb) no order, ruling or determination ceasing or suspending trading in the securities of the Corporation, prohibiting the sale of such securities or preventing or suspending the use of the Preliminary Prospectus or the Final Prospectus has been issued and, to the knowledge of the Corporation and Atlantic Holdings, no investigations or proceedings for such purposes are pending or threatened;

(cc) the financial statements of the Corporation included or incorporated by reference in the Offering Documents are complete and correct and present fairly, in all material respects, the financial position and results of operations of the Corporation in accordance with Canadian generally accepted accounting principles;

(dd) to the knowledge of the Corporation and Atlantic Holdings, the financial statements of Path 15 Holdco included in the Offering Documents are complete and correct and present fairly, in all material respects, the financial position and results of operations of Path 15 Holdco in accordance with U.S. generally accepted accounting principles;

(ee) the financial statements of Epsilon Power Partners, LLC included in the Offering Documents are complete and correct and present fairly, in all material respects, the financial position and results of operations of Epsilon Power Partners, LLC in accordance with U.S. generally accepted accounting principles;

(ff) the pro forma financial statements of the Corporation contained in the Final Prospectus are complete and correct in all material respects and have been prepared in accordance with Canadian generally accepted accounting principles consistently applied and applicable Securities Laws, and the Corporation is not aware of any fact or circumstance presently existing which would render such pro forma Financial Statements materially incorrect;

(gg) the Acquisition did not and does not require the Corporation to obtain a formal valuation pursuant to Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions;

Material Agreements

(hh) the execution and delivery by the Corporation and Atlantic Holdings of this Agreement and each of the other Material Agreements to which it is a party, and the performance by the Corporation and Atlantic Holdings of their obligations hereunder and thereunder and the

consummation by the Corporation and Atlantic Holdings of the transactions contemplated herein and therein, including the issuance, sale and delivery of the Offered Securities, has been or, as the case may be, will be at the Closing Time duly authorized, executed and delivered by the Corporation and Atlantic Holdings and is, or will at the Closing Time be, a legal, valid and binding obligation of each of them, enforceable against each of them in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar laws and the availability of equitable remedies;

(ii) except for consents, approvals, authorizations or orders, or filings, registrations or recordings with any Governmental Entity that have been obtained or will be obtained prior to the Closing Time, no consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity is required in connection with the execution and delivery by the Corporation and Atlantic Holdings of this Agreement and each of the other Material Agreements to which it is a party, or the performance by the Corporation and Atlantic Holdings of their obligations hereunder and thereunder and the consummation by the Corporation and Atlantic Holdings of the transactions contemplated herein and therein, including the issuance, sale and delivery of the Offered Securities;

(jj) neither the execution and the delivery of this Agreement and each of the other Material Agreements to which the Corporation and/or Atlantic Holdings is a party, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling or other restriction of any Governmental Entity to which either is subject, or any provision of the Corporation's or Atlantic Holdings' organizational documents, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Corporation and/or Atlantic Holdings is a party or by which either is bound or to which any of their respective assets is subject (except such conflicts, breaches, defaults, accelerations, modifications, cancellations or notices as would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis) or (iii) result in the imposition or creation of any Lien upon or with respect to the membership interests in a Project Holding Group Entity or Project Operating Entity;

(kk) the execution and delivery by the Guarantors of the Guarantee and Pledge Documents, and the performance by the Guarantors of their obligations thereunder, has been or, as the case may be, will be at the Closing Time duly authorized, executed and delivered by the Guarantors and is, or will at the Closing Time be, a legal, valid and binding obligation of each of them, enforceable against each of them in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar laws and the availability of equitable remedies;

(ll) except for consents, approvals, authorizations or orders, or filings, registrations or recordings with any Governmental Entity that have been obtained or will be obtained prior to the Closing Time, no consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity is required in connection with the execution and delivery by the Guarantors of Guarantee and Pledge Documents, or the performance by the Guarantors of their obligations hereunder and thereunder;

(mm) neither the execution and the delivery by the Guarantors of the Guarantee and Pledge Documents, nor the performance of the obligations thereunder, will (i) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling or other restriction of any

Governmental Entity to which a Guarantor is subject, or any provision of the Guarantor's organizational documents, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which a Guarantor is a party or by which it is bound or to which any of its assets is subject (except such conflicts, breaches, defaults, accelerations, modifications, cancellations or notices as would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow, or condition (financial or otherwise) of the Guarantor);

General Matters

(nn) all of the outstanding membership or other equity interests of each Project Holding Group Entity (other than Atlantic Holdings) are legally and beneficially owned, directly or indirectly, by Atlantic Holdings or another Project Holding Group Entity, free and clear of all liens, mortgages, charges, pledges, encumbrances or other security interests other than security interests disclosed in the Preliminary Prospectus and the Final Prospectus or security interests the existence of which would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis, and have been duly authorized and validly issued and no Person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase of any such membership or other equity interests;

(oo) one or more Project Holding Group Entities or Minority Holding Entities, together, owns the percentage of membership or other equity interests or is entitled to the share of cash flow in or from the Project Operating Entities set forth in the Preliminary Prospectus and Final Prospectus free and clear of all liens, mortgages, charges, pledges, encumbrances or other security interests other than security interests disclosed in the Preliminary Prospectus and the Final Prospectus or security interests the existence of which would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis, and such membership or other equity interests have been duly authorized and validly issued and no Person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase of any such membership or other equity interests;

(pp) except as disclosed in the Preliminary Prospectus and the Final Prospectus, none of the Corporation, any Project Holding Group Entity or any Operated POE, or to the knowledge of the Corporation or Atlantic Holdings any Minority Holding Entity or Non-Operated POE, has entered into any agreement of any nature to acquire, directly or indirectly, any securities, or other equity or proprietary interest in, any Person;

(qq) except as disclosed in the Preliminary Prospectus and the Final Prospectus, there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the issued and outstanding securities of the Corporation or Atlantic Holdings;

(rr) except as disclosed in the Preliminary Prospectus and the Final Prospectus, to the knowledge of the Corporation or Atlantic Holdings none of the Directors or officers of any of the Corporation, Atlantic Holdings, any Person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation or securities of any Person exchangeable for more than 10% of any class of securities of the Corporation, or any associate or affiliate of the foregoing, respectively, has, or to the knowledge of the Corporation or Atlantic Holdings

intends to have, any interest, direct or indirect, in any transaction or any proposed transaction with the Corporation which materially affects, is material to or will materially affect the Corporation or a Subsidiary of the Corporation or a Project Holding Group Entity or a Project Operating Entity;

(ss) except as disclosed in the Preliminary Prospectus and the Final Prospectus, there are no actions, suits, proceedings or investigations, whether on behalf of or against the Corporation or Atlantic Holdings or any other Person pending, or, to the knowledge of the Corporation or Atlantic Holdings, threatened against or affecting the Corporation, Atlantic Holdings, any Project Holding Group Entity or any Operated POE or, to the knowledge of the Corporation or Atlantic Holdings, any Minority Holding Entity or Non-Operated POE, at law or in equity, before any court, arbitrator or any federal, provincial, state, municipal, county or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way, individually or in the aggregate, have a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis, or which questions the validity of the issuance, sale and delivery of the Offered Securities or any action taken or to be taken by the Corporation or Atlantic Holdings pursuant to or in connection with this Agreement or any of the Material Agreements;

(tt) except as disclosed in the Preliminary Prospectus and the Final Prospectus, no default exists under and no event has occurred or, to the knowledge of the Corporation or Atlantic Holdings has been threatened, which after notice or lapse of time or both, or otherwise, would constitute a default under or breach of, by the Corporation or Atlantic Holdings, or to the knowledge of the Corporation or Atlantic Holdings, any other Person, any obligation, agreement, covenant or condition contained in any material contract, indenture, trust, deed, mortgage, loan agreement, note, lease, licence or other material agreement or instrument (including, without limitation, the Subordinated Note Indenture, the Credit Facility, the Acquisition Credit Facility and any Material Agreement) to which the Corporation, any Project Holding Group Entity, any Operated POE or, to the knowledge of the Corporation or Atlantic Holdings, any Minority Holding Entity or Non-Operated POE, is, or will, at the Closing Time be, a party or by which any of them or any of their respective properties may be bound except such defaults or breaches which would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis;

(uu) each of the Corporation and each Project Holding Group Entity and, to the knowledge of the Corporation and Atlantic Holdings, each Minority Holding Entity, has conducted and is conducting its activities in compliance with all applicable laws (including without limitation the *Public Utility Holding Company Act* of 2005 and the *Federal Power Act* and related regulations and orders), except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis;

(vv) the Corporation and each of the Project Holding Group Entities and each Operated POE and, to the knowledge of the Corporation and Atlantic Holdings, each of the Minority Holding Entities and Non-Operated POEs has filed all federal, state, local and foreign tax returns that are required to be filed by it, and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith (except where the failure so to file or pay would not have, individually or in the

aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis);

(ww) the Corporation and each of the Project Holding Group Entities and each Operated POE and, to the knowledge of the Corporation and Atlantic Holdings, each of the Minority Holding Entities and Non-Operated POEs, has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no Liens for taxes on the assets or properties of any of the foregoing entities, except for taxes not yet due and except for Liens that would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis, and, to the knowledge of the Corporation and Atlantic Holdings, there are no audits pending of the tax returns of the Corporation or any of the Project Holding Group Entities, Minority Holding Entities or Project Operating Entities, and there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis;

(xx) neither the Canada Revenue Agency, the U.S. Internal Revenue Service nor any other taxation authority, foreign or domestic, has asserted or threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or any of the Project Holding Group Entities or any Operated POE or, to the knowledge of the Corporation and Atlantic Holdings, any of the Minority Holding Entities or Non-Operated POEs (including, without limitation, any predecessor entities);

(yy) neither the Corporation nor Atlantic Holdings is, and neither will be as a result of the execution and the delivery of this Agreement and each of the other Material Agreements to which the Corporation and/or Atlantic Holdings is a party, and the consummation of the transactions contemplated hereby and thereby, an "Investment Company" as defined in the *Investment Company Act of 1940* of the United States;

(zz) the indirect Acquisition by Atlantic Holdings of its interest in Path 15 Holdco was completed on September 15, 2006 in accordance with the terms and conditions of the Purchase Agreement dated as of June 28, 2006, as amended, and without waiver or modification of any conditions therein contained;

Operations of the Projects

(aaa) each Operated POE and, to the knowledge of the Corporation and Atlantic Holdings, each Non-Operated POE owns, leases or otherwise has the right to use all real property, including all fixtures and improvements situated thereon, and owns, leases or otherwise has the right to use all equipment and personal property, tangible and intangible, in each case which is used in the day to day operations of the business of such Project Operating Entity and which is necessary to conduct the business of the related Project in the manner in which it is presently conducted except where the failure to so own, lease or have the right to use would not have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis;

(bbb) each Operated POE and, to the knowledge of the Corporation and Atlantic Holdings, each Non-Operated POE possesses or has the right to use all assets, permits, licenses, trademarks,

patents, franchises and other rights necessary to conduct its business as currently conducted except where the failure to so possess or have the right to use would not have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis;

(ccc) each material agreement relating to an Operated POE or the related Project or, to the knowledge of the Corporation and Atlantic Holdings, a Non-Operated POE or the related Project, (i) constitutes a legal, valid and binding obligation of the applicable Project Operating Entity and, to the knowledge of the Corporation and Atlantic Holdings, each other party thereto, and (ii) is in full force and effect. Except as disclosed in the Offering Documents, there is no default or event which, with notice or lapse of time or both, would constitute a default under a material agreement relating to an Operated POE or the related Project or, to the knowledge of the Corporation and Atlantic Holdings, a Non-Operated POE or the related Project, on the part of the applicable Project Operating Entity or, to the knowledge of the Corporation and Atlantic Holdings, on the part of the other parties thereto other than such defaults or events which would not have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis. Except as disclosed in the Offering Documents, no party to any material agreement of an Operated POE or the related Project or, to the knowledge of the Corporation and Atlantic Holdings, a Non-Operated POE or the related Project, has delivered any notice to a Project Operating Entity alleging that such Project Operating Entity is in default under any agreement;

(ddd) the Projects operated by Operated POEs and, to the knowledge of the Corporation and Atlantic Holdings, the Projects operated by Non-Operated POEs, maintain insurance covering customary risks and in prudent amounts in relation to their operations, and each of such insurance policies related to a Project is in full force and effect and no notice of termination or cancellation of any such policy has been received by the applicable Project Operating Entity;

(eee) each Operated POE and, to the knowledge of the Corporation and Atlantic Holdings, each Non-Operated POE has all governmental permits, licenses, certifications and authorizations (including permits, licenses, certifications and authorizations of the United States Federal Energy Regulatory Commission) necessary for the conduct of its business in all material respects as presently conducted and as disclosed in the Public Disclosure Documents and is in compliance with the terms of each such permit, license, certification or authorization, except to the extent that any such non-compliance would not have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis;

(fff) except as disclosed in the Offering Documents, there is no action, suit or proceeding pending or, to knowledge of the Corporation, threatened, against any Operated POE or the related Project or, to the knowledge of the Corporation and Atlantic Holdings, any Non-Operated POE or the related Project, or properties or rights of any Operated POE or the related Project or, to the knowledge of the Corporation and Atlantic Holdings, any Non-Operated POE or the related Project, the adverse determination of which could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis;

(ggg) except as disclosed in the Offering Documents, no material event of force majeure (as defined in the applicable contract or agreement) has occurred and is continuing under any agreement

to which an Operated POE is a party or, to the knowledge of the Corporation and Atlantic Holdings, a Non-Operated POE is a party;

(hhh) each Operated POE and, to the knowledge of the Corporation and Atlantic Holdings, each Non-Operated POE, is in compliance with environmental, health and safety laws, except for such non-compliance as would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis. No Operated POE or, to the knowledge of the Corporation and Atlantic Holdings, Non-Operated POE has received any written notice, report or other information regarding any actual or alleged violation of environmental, health and safety laws, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to the Projects, the subject of which would be reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis. No Operated POE or, to the knowledge of the Corporation and Atlantic Holdings, Non-Operated POE has any liability in connection with the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, emission, release, threatened release, control or clean-up of any hazardous materials, except for such liabilities as would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis;

(iii) except as disclosed in the Offering Documents, (i) each Operated POE and, to the knowledge of the Corporation and Atlantic Holdings, each Non-Operated POE is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment and wages and hours, (ii) no labor strike, slow down or stoppage is actually pending or threatened by any representative of any union or other representation of employees against or affecting an Operated POE or related Projects or, to the knowledge of the Corporation and Atlantic Holdings, a Non-Operated POE or related Projects, (iii) no Operated POE or, to the knowledge of the Corporation and Atlantic Holdings, Non-Operated POE has experienced any work stoppage since November 18, 2004, and (iv) each Operated POE and, to the knowledge of the Corporation and Atlantic Holdings, each Non-Operated POE is in compliance in all material respects with the terms and all applicable laws relating any employee benefit plans maintained by such party;

(jjj) each Operated POE and, to the knowledge of the Corporation and Atlantic Holdings, each Non-Operated POE has conducted and is conducting its activities in compliance with all applicable laws (including without limitation the *Public Utility Holding Company Act* of 2005 and the *Federal Power Act* and related regulations and orders), except where the failure to comply would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation on a consolidated basis.

12. <u>Material Change</u>

12.1 The Corporation will promptly inform the Underwriters in writing during the period prior to the completion of the distribution of the Offered Securities of the full particulars of:

(a) any change (actual, anticipated, contemplated or threatened) in the assets, liabilities (contingent or otherwise), business, affairs, operations or capital of the Corporation, Atlantic Holdings or any of the Project Holding Group Entities or Project Operating Entities; or

(b) any change in any matter referred to in any Offering Document (other than any matter relating solely to any of the Underwriters); or

(c) any other fact, event or circumstance,

which would have been required to have been stated in the Preliminary Prospectus, the Final Prospectus or any Supplemental Material had that fact or change arisen or been discovered on, or prior to, the date of any of the Preliminary Prospectus, the Final Prospectus or any Supplemental Material or which is, or may be, of such a nature as to render any of the Offering Documents or any statement therein untrue or misleading in any material respect or which would result in any of the Offering Documents containing a misrepresentation or which would result in any of the Offering Documents not complying with any of the Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Offered Securities.

12.2 The Corporation will promptly comply with all applicable filing and other requirements under the Securities Laws arising as a result of any change, fact, event or circumstance referred to in Section 12.1 and the Corporation will prepare and the Corporation will file under all applicable Securities Laws, as promptly as possible, and in any event within any time limit prescribed under applicable Securities Laws, any Supplemental Material as may be required under applicable Securities Laws or which, in the opinion of both the Underwriters and the Corporation, acting reasonably, may be advisable; provided that the Corporation shall allow the Underwriters and their counsel to participate fully in the preparation of any Supplemental Material and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to execute responsibly any certificate required to be executed by them in any Supplemental Material and the Underwriters shall have approved the form of any Supplemental Material, such approval not to be unreasonably withheld and to be provided in a timely manner, and the Corporation will otherwise comply with all legal requirements necessary to continue to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions.

12.3 In addition to the provisions of Sections 12.1 and 12.2, the Corporation will, in good faith, discuss with the Underwriters any fact, change, event or circumstance (actual, anticipated, contemplated or threatened) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under Section 12.1 and will consult with the Underwriters with respect to the form and content of any Supplemental Material proposed to be filed by the Corporation.

13. Covenants of the Corporation and the Manager

13.1 The Corporation covenants and agrees with the Underwriters that it:

(a) will advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus and any Supplemental Material has been filed and receipts have been obtained and will provide evidence satisfactory to the Underwriters of each filing and the issuance of receipts;

(b) will advise the Underwriters, promptly after receiving notice or obtaining knowledge of: (i) the issuance by any Securities Commission, the TSX or any other competent authority of any order suspending or preventing the use of any of the Offering Documents or trading of any securities of the Corporation; (ii) the suspension of the qualification of the Offered Securities for offering or sale in any of the Qualifying Jurisdictions; and (iii) the institution, threatening

or contemplation of any proceeding for any of those purposes; and will use its reasonable commercial efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(c) will advise the Underwriters, promptly after receiving notice of or obtaining knowledge of any request made by any Securities Commission to amend or supplement the Preliminary Prospectus, the Final Prospectus or any Supplemental Material or provide any additional information;

(d) will apply the net proceeds from the issue and sale of the Offered Securities in accordance with the disclosure set out under the heading "Use of Proceeds" in the Preliminary Prospectus and the Final Prospectus;

(e) will not, without prior consultation with BMONB on behalf of the Underwriters, during the period commencing on the date hereof and expiring on the completion of the distribution to the public of the Offered Securities, issue any press release;

(f) will make available management personnel of the Corporation and the Manager to provide such assistance in marketing the Offering as the Underwriters may reasonably request; and

(g) will not, prior to the Closing Time, declare or pay or establish a record date for any distributions (other than the distribution of Cdn$0.0884 payable on October 31, 2006 to IPS holders of record on September 29, 2006) for which the record date is prior to the Closing Date; and will ensure that the holders of the Offered IPSs are entitled to receive the same distribution, on a per-IPS basis, in respect of the month in which the Closing Date occurs as the holders of IPSs that were issued and outstanding prior to the Closing Date.

14. **Conditions of Closing**

14.1 The Underwriters' obligations under this Agreement shall be subject to the following conditions being fulfilled which are for the exclusive benefit of the Underwriters, any of which may be waived, in whole or in part, by the Underwriters, in their sole discretion, pursuant to Section 15.2 hereof:

(a) the Underwriters and their counsel shall have received a legal opinion, subject to customary limitations, assumptions and qualifications, dated as of the Closing Date addressed to the Underwriters from the Corporation's, Atlantic Holdings' and the Manager's Canadian and U.S. counsel in form and content to the reasonable satisfaction of the Underwriters' counsel with respect to such matters as the Underwriters may reasonably request, including the following:

(i) the Corporation:

(a) is a corporation incorporated and organized and validly existing under the laws of its jurisdiction of incorporation, and is up to date with respect to all of its corporate filings under those laws; and

(b) has all necessary corporate power, authority and capacity to own or lease its property and assets and to carry on its business as described in the Public Disclosure Documents and to execute, deliver and to perform its obligations under each of the Material Agreements to which it is a party;

(ii) Atlantic Holdings:

(a) is a limited liability company duly formed and validly existing under the laws of its jurisdiction of incorporation, and is up to date with respect to all of its company filings under those laws; and

(b) has all necessary power, authority and capacity to own or lease its property and assets and to carry on its business as described in the Public Disclosure Documents and to execute, deliver and to perform its obligations under each of the Material Agreements to which it is a party;

(iii) the Manager:

(a) is a limited liability company duly formed and validly existing under the laws of its jurisdiction of incorporation, and is up to date with respect to all of its company filings under those laws; and

(b) has all necessary power, authority and capacity to own or lease its property and assets and to carry on its business as described in the Public Disclosure Documents;

(iv) each Guarantor:

(a) is a limited liability company or limited partnership incorporated or formed and organized and validly subsisting under the laws of its jurisdiction of incorporation or formation, and is up to date with respect to all of its filings under those laws; and

(b) has all necessary power, authority and capacity to execute, deliver and to perform its obligations under each of the Material Agreements to which it is named a party;

(v) the Corporation is authorized to issue an unlimited number of Common Shares, and pursuant to the Subordinated Note Indenture is authorized to issue an unlimited principal amount of Subordinated Notes, of which, as at the Closing Time, such numbers of IPSs and Common Shares as noted in the Preliminary Prospectus and the Final Prospectus will be validly issued and outstanding as fully paid and non-assessable securities of the Corporation and such aggregate principal amount of Subordinated Notes as noted in the Preliminary Prospectus and Final Prospectus will be outstanding;

(vi) the Corporation pursuant to the Indenture is authorized to issue an unlimited principal amount of Debentures, of which, as at the Closing Time, such aggregate principal amount of Debentures as noted in the Preliminary Prospectus and the Final Prospectus will be outstanding, and upon conversion of the Debentures, the Common Shares and Subordinated Notes represented by the IPSs issuable upon conversion of the Debentures will be validly issued and outstanding as fully paid and non-assessable Common Shares and fully paid Subordinated Notes;

(vii) Atlantic Holdings is authorized to issue an unlimited number of common membership interests, Class A preferred membership interests, Class B preferred membership interests and senior membership interests, and as to the issued membership interests of Atlantic Holdings as at the Closing Time;

(viii) to its knowledge, as of the Closing Time, no securities exchangeable or convertible into IPSs, Common Shares or Subordinated Notes will be issued and outstanding, other than the Debentures;

(ix) all necessary action has been taken by the Corporation to validly create, issue, sell and deliver the Offered Securities to the Underwriters, and to reserve for issuance the IPSs issuable upon conversion of the Debentures;

(x) all necessary action has been taken to authorize the execution and delivery by the Corporation of this Agreement and the other Material Agreements to which it is a party and the performance of its obligations under those agreements, and this Agreement and the other Material Agreements to which the Corporation is a party have been duly executed and delivered by the Corporation, and constitute legal, valid and binding obligations of the Corporation enforceable against it in accordance with their terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights of indemnity and/or contribution set out in this Agreement may be limited by applicable law;

(xi) all necessary action has been taken to authorize the execution and delivery by Atlantic Holdings of this Agreement and the Material Agreements to which it is a party and the performance of its obligations under those agreements, and this Agreement and the other Material Agreements to which Atlantic Holdings is a party have been duly executed and delivered by Atlantic Holdings and constitute legal, valid and binding obligations of Atlantic Holdings, enforceable against it in accordance with their terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights of indemnity and/or contribution set out in this Agreement may be limited by applicable law;

(xii) all necessary action has been taken to authorize the execution and delivery by each of the Guarantors of the Guarantee and Pledge Documents to which each is a party and the performance by each of them of their respective obligations under those agreements, and such Guarantee and Pledge Documents have been duly executed and delivered by the Guarantors and constitute legal, valid and binding obligations of the Guarantors, enforceable against each of them in accordance with their terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(xiii) no consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity is required in connection with the execution and delivery by the Corporation and Atlantic Holdings of this Agreement and each of the other Material Agreements to which it is a party, or the performance by the Corporation and Atlantic Holdings of their obligations hereunder and thereunder and the consummation by the Corporation and Atlantic Holdings of the transactions contemplated herein and therein, including the issuance, sale and delivery of the Offered Securities and the issuance and delivery of IPSs upon conversion of the

Debentures, except for consents, approvals, authorizations or orders, or filings, registrations or recordings with any Governmental Entity that have been obtained;

(xiv) no consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity is required in connection with the execution and delivery by the Guarantors of the Guarantee and Pledge Documents to which each is a party, or the performance by the Guarantors of their obligations thereunder, except for consents, approvals, authorizations or orders, or filings, registrations or recordings with any Governmental Entity that have been obtained;

(xv) the execution and the delivery of this Agreement and each of the other Material Agreements to which the Corporation and/or Atlantic Holdings is a party, and the consummation of the transactions contemplated hereby and thereby, will not:

(a) conflict with or result in or will result in a breach of or default under any of the terms, conditions or provisions of the constating or organizational documents of the Corporation or Atlantic Holdings or the resolutions of their respective Directors or Equity Holders or any committee thereof, as the case may be;

(b) conflict with or result in a breach of or default under, or give rise to the acceleration of or the maturity of any debt under, any of the Material Agreements or, to the knowledge of such counsel, any other material agreement or instrument to which the Corporation or Atlantic Holdings is a party; or

(c) conflict with or result in a breach of or default under any applicable law, or any judgment, order or decree of any Governmental Entity having jurisdiction over the Corporation or Atlantic Holdings or any of their respective assets or properties;

(xvi) the execution and the delivery by the Guarantors of the Guarantee and Pledge Documents to which they are a party, and the performance by the Guarantors of their respective obligations thereunder, will not:

(a) conflict with or result in or will result in a breach of or default under any of the terms, conditions or provisions of the constating or organizational documents of the Guarantors or the resolutions of their respective Directors or Equity Holders or any committee thereof, as the case may be;

(b) conflict with or result in a breach of or default under, or give rise to the acceleration of or the maturity of any debt under, any of the Material Agreements or, to the knowledge of such counsel, any other material agreement or instrument to which the Guarantor is a party; or

(c) conflict with or result in a breach of or default under any applicable law, or any judgment, order or decree of any Governmental Entity having jurisdiction over the Guarantor or any of its respective assets or properties;

(xvii) as to the registration, filing or perfection of pledges and security under the Guarantee and Pledge Documents relating to the Debentures and Subordinated Notes;

(xviii) each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, and the execution and filing of each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, with the Securities Commissions have been duly approved and authorized by all necessary action by the Corporation and the Guarantors, and each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, have been duly executed by and on behalf of the Corporation and the Guarantors;

(xix) the distribution of the Offered Securities complies, in all material respects, with all laws in the Province of Quebec relating to the use of the French language in connection therewith;

(xx) the Corporation is a reporting issuer or the equivalent thereof in each Qualifying Jurisdiction where such concept exists and is not in default under the Securities Laws of any Qualifying Jurisdiction;

(xxi) all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Jurisdictions in order to qualify the issuance, distribution and sale of the Offered Securities to the public in each of the Qualifying Jurisdictions through investment dealers or brokers who are registered under applicable legislation of the Qualifying Jurisdictions and who have complied with the relevant provisions of such applicable legislation;

(xxii) the form and terms of the certificates for the Common Shares have been approved and adopted by the directors of the Corporation and comply with the requirements of the *Business Corporations Act* (British Columbia) and the TSX;

(xxiii) the form and terms of the certificates for the Subordinated Notes have been approved and adopted by the directors of the Corporation and comply with the requirements of the Subordinated Note Indenture;

(xxiv) the form and terms of the certificates for the IPSs have been approved and adopted by the directors of the Corporation and comply with the requirements of the TSX, if applicable;

(xxv) the form and terms of the certificates for the Debentures have been approved and adopted by the Directors of the Corporation and comply with the requirements of the Indenture, the *Business Corporations Act* (British Columbia) and the TSX;

(xxvi) as to compliance by the Corporation with the trust indenture requirements of the *Business Corporations Act* (British Columbia);

(xxvii) the TSX has conditionally approved the listing and posting for trading of the Offered Securities and the listing of the Common Shares forming part of the Offered Securities and the listing of the IPSs issuable upon conversion of the Debentures and the Common Shares forming part of such IPSs, subject to fulfilling the Standard Listing Conditions;

(xxviii) the attributes of the IPSs, Common Shares, the Subordinated Notes, the Debentures and the membership interests of Atlantic Holdings conform in all material respects with the descriptions thereof in the Preliminary Prospectus and the Final Prospectus;

(xxix) the Offered Securities will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except that the Subordinated Notes will not be qualified investments for trusts governed by a deferred profit sharing plan to which contribution payments are made by the Corporation or a Person with whom the Corporation does not deal at arm's length within the meaning of the Tax Act) and registered education savings plans (collectively, the "plans");

(xxx) subject to the qualifications, assumptions, limitations and understandings set out therein, the statements as to matters of the laws of Canada set out in the Preliminary Prospectus and the Final Prospectus under the heading "Certain Canadian Federal Income Tax Considerations" fairly describe the principal Canadian federal income tax considerations as at the date hereof generally applicable under the Tax Act to a holder of IPSs who acquires Common Shares and Subordinated Notes as represented by IPSs pursuant to the Offering and to a holder of Debentures and, in each case, who, for purposes of the Tax Act and at all relevant times, is resident or is deemed to be resident in Canada, holds the Common Shares and Subordinated Notes represented by IPSs and the Debentures as capital property and deals at arm's length and is not affiliated with the Corporation, as well as certain material Canadian federal income tax considerations generally applicable to the Corporation, all as of the date of such opinion;

(xxxi) the Transfer Agent, at its principal offices in Toronto, has been duly appointed as the transfer agent and registrar for the IPSs, the Common Shares and the Debentures;

(xxxii) the Debenture Trustee, at its principal office in Toronto, has been duly appointed as trustee in respect of the Debentures;

(xxxiii) the Subordinated Note Trustee, at its principal office in Toronto, has been duly appointed as trustee in respect of the Subordinated Notes;

(xxxiv) the issuance of the Common Shares and Subordinated Notes represented by IPSs issuable upon the conversion of the Debentures in accordance with the terms and conditions of the Debentures to the holders of such securities will be exempt from the prospectus and registration requirements of Securities Laws and no filing, proceeding, approval, consent, or authorization will be required to be made, taken or obtained pursuant to the Securities Laws in connection with such distribution;

(xxxv) the first trade of the Common Shares and Subordinated Notes represented by IPSs issuable upon the conversion of the Debentures by holders of such securities in the Qualifying Jurisdictions will not be subject to the prospectus requirements of Securities Laws and no filing, proceeding, approval, consent, or authorization will be required to be made, taken or obtained under Securities Laws to permit such trade or distribution, through a person registered under an appropriate category under Securities Laws or pursuant to an exemption from the registration requirements under Securities Laws, provided that:

(a) such trade does not constitute a "control distribution", as that term is defined in National Instrument 45-102; and

(b) the Corporation is a "reporting issuer" in the Qualifying Jurisdiction at the time of the trade;

(b) the Underwriters shall have received a legal opinion or opinions dated as of the Closing Date addressed to the Underwriters from Goodwin Procter LLP, or other U.S. counsel acceptable to the Underwriters, acting reasonably, in form and content to the reasonable satisfaction of the Underwriters with respect to all such matters as the Underwriters may reasonably request, including:

(i) that subject to the qualifications, assumptions, limitations and understandings set out in such opinion, the statements as to matters of the laws of the United States set out in the Preliminary Prospectus and the Final Prospectus under the heading "Certain U.S. Federal Income Tax Considerations" fairly summarize the material U.S. federal income tax considerations generally applicable to a Non-U.S. Holder (as defined in the Preliminary Prospectus and the Final Prospectus) with respect to the purchase, ownership and disposition of IPSs, Subordinated Notes, Common Shares or Debentures, and the conversion of Debentures, as well as certain material U.S. federal income tax considerations generally applicable to the Corporation, all as of the date of such opinion.

(c) the Underwriters shall have received a legal opinion, dated as of the Closing Date and addressed to the Underwriters, from Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, in form and content to the reasonable satisfaction of the Underwriters with respect to such matters as the Underwriters may reasonably request;

(d) the Underwriters will have received certificates dated the Closing Date, signed by those senior officers of the Manager on behalf of the Corporation and Atlantic Holdings as may be acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to all such matters as the Underwriters may reasonably request, including the following:

(i) the constating documents of each such entity;

(ii) the resolutions of the Directors of the Corporation and of the Directors of Atlantic Holdings and the Guarantors relevant to the approval of the Preliminary Prospectus and Final Prospectus and the signing and filing thereof, the allotment, issue and sale of the Offered Securities and the authorization of this Agreement and the other agreements and transactions contemplated by this Agreement and each of the Material Agreements; and

(iii) the incumbency and signatures of signing officers of the Corporation, Atlantic Holdings, the Manager and the Guarantors, as the case may be;

(e) the Underwriters shall have received at the Closing Time, (A) a certificate dated the Closing Date addressed to the Underwriters and signed by two senior officers of the Manager on behalf of the Corporation, certifying for and on behalf of the Corporation, and (B) a certificate dated the Closing Date, addressed to the Underwriters and signed by two senior officers of the Manager on behalf of Atlantic Holdings certifying for and on behalf of Atlantic Holdings, in each case, after having made due inquiry, to those matters as the Underwriters may reasonably request, including to the effect that:

(i) subsequent to the respective dates as at which information is given in the Final Prospectus or any Supplemental Material there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) to the business, operations, assets, liabilities, capital, cash flow or condition (financial or otherwise) of the Corporation or any Project Holding Group Entity or Operated POE

or, to the knowledge of the Corporation and Atlantic Holdings, any Minority Holding Entity or Non-Operated POE, and none of the Corporation, any Project Holding Group Entity or Operated POE or, to the knowledge of the Corporation and Atlantic Holdings, any Minority Holding Entity or Non-Operated POE, has entered into any transaction out of the ordinary course of business which is material to the Corporation other than as disclosed in the Preliminary Prospectus, the Final Prospectus or any Supplemental Material;

(ii) there are no actions, suits, proceedings or inquiries pending or to the knowledge of the Corporation or Atlantic Holdings, threatened against or affecting the Corporation, any Project Holding Group Entity or Operated POE or, to the knowledge of the Corporation and Atlantic Holdings, any Minority Holding Entity or Non-Operated POE at law or in equity or before or by any federal, provincial, state, municipal, county or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the Corporation or Atlantic Holdings or any of the transactions contemplated by this Agreement and the other Material Agreements;

(iii) no order, ruling or determination having the effect of ceasing or suspending trading in the Offered Securities or any other securities of the Corporation or prohibiting the sale of the Offered Securities has been issued, no proceedings for such purpose have been instituted and, to the best of its knowledge, information and belief, no proceedings for such purpose are pending or threatened;

(iv) each of the Corporation and Atlantic Holdings has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied up to the Closing Time; and

(v) the representations and warranties of the Corporation and Atlantic Holdings contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time (except in respect of any representations and warranties that are made as of a specified date, in which case they will be true and correct only as at that date) after giving effect to the transactions contemplated by this Agreement.

(f) the Underwriters shall have received at the Closing Time a comfort letter dated as of the Closing Date addressed to the Underwriters from KPMG substantially in the form requested by the Underwriters, acting reasonably, updating the comfort letter or letters to be delivered to the Underwriters pursuant to Article 7, provided that such letter may be based on a review by KPMG having a cut-off date not more than two business days prior to the Closing Date;

(g) the Underwriters shall have received at the Closing Time one or more comfort letters dated as of the Closing Date addressed to the Underwriters from PwC substantially in the form requested by the Underwriters, acting reasonably, updating the comfort letter or letters to be delivered to the Underwriters pursuant to Article 7, provided that such letter may be based on a review by PwC having a cut-off date not more than two business days prior to the Closing Date;

(h) the Guarantee and Pledge Documents, the amendments to the Acquisition Credit Facility and the Credit Facility, and related guarantee, pledge, security and inter-creditor documentation required to provide for the guarantees, pledges, security and ranking of the Debentures, all as contemplated in the Final Prospectus, shall have been duly executed and delivered in form and substance satisfactory to the Underwriters;

(i) each of the Material Agreements shall have been duly executed and delivered and the form and terms of each of the Material Agreements shall be satisfactory to the Underwriters acting reasonably, and consistent with the Preliminary Prospectus and the Final Prospectus and none of such Material Agreements shall have been amended, supplemented or modified in any way and no condition or provision in any such Material Agreement shall have been waived by any party without the prior written consent of the Underwriters, acting reasonably, and each of the parties thereto shall have performed such of their obligations thereunder which are to be performed or completed at or prior to the Closing Time to the satisfaction of the Underwriters, acting reasonably;

(j) all actions required to be taken by or on behalf of the Corporation, Atlantic Holdings and the Guarantors including the passing of all requisite resolutions of the Directors of the Corporation, Atlantic Holdings and the Guarantors and all requisite filings with governmental authorities, Securities Commissions or courts will have occurred at or prior to the Closing Time, so as to validly authorize the execution and filing of the Preliminary Prospectus, the Final Prospectus and any Supplemental Material and to create and issue the Offered IPSs, the Debentures and the IPSs issuable upon conversion of the Debentures, in each case having the attributes contemplated by the Preliminary Prospectus and the Final Prospectus;

(k) the representations and warranties of the Corporation and Atlantic Holdings contained herein shall be true and correct as of the Closing Time, with the same force and effect as if made at and as of the Closing Time (except in respect of representations and warranties that are made as of a specified date, in which case they will be true and correct only as at that date), after giving effect to the transactions contemplated hereby;

(l) each of the Corporation and Atlantic Holdings shall have complied with all covenants contained herein and satisfied all terms and conditions contained herein to be complied with and satisfied by it at or prior to the Closing Time;

(m) the Offered Securities and the Common Shares forming part of the Offered Securities will have been approved for listing and posting for trading on the TSX and the IPSs issuable upon conversion of the Debentures and the Common Shares forming part of such IPSs will have been approved for listing on the TSX, subject only to the Standard Listing Conditions; and

(n) the Underwriters will have received such other certificates, opinions, agreements, materials or documents, in form and substance satisfactory to the Underwriters, as the Underwriters may reasonably request.

14.2 In giving the opinions contemplated in Section 14.1, counsel may rely:

(a) as to matters of fact, to the extent appropriate in the circumstances, on certificates of the Corporation and/or Atlantic Holdings, and the Manager on their behalf, and the Guarantors executed on their respective behalf by a senior officer, and on certificates or opinions of other Persons, in each case acceptable to the Underwriters, acting reasonably;

(b) on the opinions of local counsel acceptable to the Underwriters' counsel, acting reasonably, as to the qualification of the Offered Securities for sale to the public and as to other relevant matters in the Qualifying Jurisdictions and all other relevant jurisdictions; and

(c) in the case of counsel to the Underwriters and to the extent necessary, on the opinion of the Corporation's counsel or local counsel.

15. **Termination by Underwriters in Certain Events**

15.1 Each Underwriter will be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is issued under or pursuant to any relevant statute or by any federal provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality or any third party, including, without limitation, the TSX or any securities regulatory authority (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters) or there is any change of law (including without limitation the Tax Act or U.S. Tax Code or any other tax laws), or interpretation or administration thereof, which, in the reasonable opinion of that Underwriter, acting in good faith, (i) operates to prevent or restrict the trading in, or adversely impacts the distribution or the marketability of the IPSs or the Debentures, or materially and adversely affects or will materially and adversely affect the market price or value of the IPSs or the Debentures, or (ii) operates to prevent, suspend, hinder, delay, restrict or otherwise materially adversely affect the transactions contemplated by the Preliminary Prospectus, Final Prospectus or the Material Agreements or any of them;

(b) there occurs any material change (actual, imminent or reasonably expected) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation, Atlantic Holdings or any of the Project Holding Group Entities or Project Operating Entities, howsoever caused, or there should be discovered any previously undisclosed material fact (other than a material fact related solely to any of the Underwriters) or there should occur a change (other than a change related solely to any of the Underwriters) in a material fact contained in the Preliminary Prospectus or the Final Prospectus, in each case which, in the opinion of that Underwriter, could reasonably be expected to result in the purchasers of a material number of the Offered Securities exercising their right under Securities Laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof or which has or could reasonably be expected to have a significant adverse effect on the market price or value of the IPSs or the Debentures;

(c) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including any act of terrorism, war or like event, or any governmental action, law, regulation, inquiry or other occurrence of any nature which, in the reasonable opinion of such Underwriter, materially adversely affects or may materially affect the financial markets in Canada or the United States or the business, operations or affairs of the Corporation, Atlantic Holdings, any of the Project Holding Group Entities and/or any of the Project Operating Entities.

15.2 All terms and conditions in this Agreement shall be construed as conditions, and any breach of or failure to comply with any such terms or conditions which in the reasonable opinion of any of the Underwriters adversely affects the sale or distribution by it of the Offered IPSs or the Debentures shall entitle each Underwriter at any time prior to the Closing Time to terminate its obligations under this Agreement forthwith by written notice to that effect given to the Corporation. It is understood that the Underwriters or any of them may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters or any of them in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

15.3 In the event of any termination of the Underwriters' obligations under this Agreement by one of the Underwriters, the other Underwriters shall be deemed contemporaneously to have terminated their obligations under this Agreement unless the other Underwriters or any of them shall, within 24 hours after notice of termination is given, notify the Corporation that they are assuming the obligations of the Underwriter terminating its obligations. Any termination by any of the Underwriters pursuant to the provisions of this Agreement shall be effected by notice delivered to the Corporation. The rights of termination contained in this Article 15 are in addition to any other rights or remedies the Underwriters may have in respect of any default, misrepresentation, act or failure to act of the Corporation or Atlantic Holdings in respect of any matters contemplated by this Agreement. In the event of any such termination, there shall be no further liability on the part of the Corporation or Atlantic Holdings or the Underwriters except for any liability provided for in Article 16 and Section 17.2.

16. **Indemnification**

16.1 Subject to the terms of this Article 16, the Corporation and Atlantic Holdings will, jointly and severally, protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents (collectively, the "**Indemnified Parties**" and individually an "**Indemnified Party**") from and against all losses (other than losses of profit in connection with the distribution of the Offered Securities), claims, actions, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions, suits, proceedings, investigations or claims or satisfy judgments or awards and all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, a "**Claim**"), including the fees and expenses of legal counsel on a solicitor and own client basis, to which any Indemnified Party may become subject or otherwise involved, in any capacity insofar as Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the transactions contemplated in this Agreement including, without limitation:

(a) any breach of or default under any representation, warranty, covenant or agreement of the Corporation or Atlantic Holdings in this Agreement or any other document to be delivered pursuant hereto or the failure of the Corporation or Atlantic Holdings to comply with any of its obligations hereunder;

(b) any Offering Document, or any information or statement (except any information or statement relating solely to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Offering Documents being or being alleged to contain or be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except facts relating solely to the Underwriters or any of them, provided by the Underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(c) any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Offering Documents; or

(d) the Corporation or Atlantic Holdings not complying with any requirement of any applicable securities laws relating to the Offering or the transactions contemplated hereby.

16.2 This indemnity will be in addition to any liability which the Corporation or Atlantic Holdings may otherwise have.

16.3 If any Claim contemplated by this Article 16 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Article 16 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned will notify in writing the Corporation or Atlantic Holdings, as applicable, as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim will not affect the liability of the indemnifying parties under this Article 16 (the "**Indemnifying Parties**") except to the extent that any failure to so notify in respect of any actual Claim materially increases the liability of the Indemnifying Parties under this Article 16).

16.4 The Indemnifying Parties will, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce a Claim; provided that the defence will be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Party, acting reasonably, and no admission of liability will be made by the Indemnifying Party or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Indemnifying Party, in each case, which consent will not be unreasonably withheld. An Indemnified Party will have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of that counsel will be at the expense of the Indemnified Party unless:

(a) the Indemnifying Parties fail to assume the defence of the suit on behalf of the Indemnified Party within ten days of receiving notice of the suit;

(b) the employment of that counsel has been authorized by an Indemnifying Party; or

(c) the named parties to the suit (including any added or third parties) include the Indemnified Party and one or more Indemnifying Parties, and the Indemnified Party has been advised in writing by counsel that there are legal defences available to the Indemnified Parties that are different or in addition to those available to the Indemnifying Parties or that representation of the Indemnified Party by counsel for the Indemnifying Parties is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of the cases set out in Sections 16.4(a), (b) or (c) the Indemnifying Party will not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Indemnifying Parties will be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction on a solicitor and own client basis). Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Indemnifying Parties, which consent will not be unreasonably withheld.

16.5 The rights of indemnity contained in this Article 16 will not inure to the benefit of the Underwriters if the Corporation has complied with the provisions of Articles 4, 5 and 12 and the Person asserting any Claim contemplated by this Article 16 was not provided with a copy of any Final Prospectus or Supplemental Material which corrects any untrue statement or information, misrepresentation (for the purposes of Securities Laws or any of them) or omission which is the basis of the Claim and which is required under Securities Laws to be

delivered to that Person by the Underwriters or members of their banking or selling group (if any).

16.6 The Indemnifying Parties hereby acknowledge and agree that, with respect to this Article 16, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the "**Beneficiaries**"). In this regard, each of the Underwriters will act as trustee for the Beneficiaries of the covenants of the Indemnifying Parties under this Article 16 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

16.7 Neither the Corporation nor Atlantic Holdings nor any Underwriter will, without each of the other's prior written consent, settle, compromise, consent to the entry of any judgement in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim.

16.8 In order to provide for just and equitable contribution in circumstances in which an indemnity provided in this Article 16 in respect of a Claim would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, or is insufficient to hold any Indemnified Party harmless, an Indemnifying Party will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifying Party, on the one hand, and the Indemnified Party, on the other hand, but also the relative fault of the Indemnifying Party and the Indemnified Party as well as any relevant equitable considerations; provided that in no event will an Indemnified Party be liable to pay or contribute an amount in excess of the aggregate amount of the fees actually received by the Indemnified Party under this Agreement.

16.9 In the event and to the extent that a court of competent jurisdiction, in a final judgement from which no appeal can be made, shall determine that a Claim resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of the Indemnified Party, such Indemnified Party shall not be entitled to claim indemnification under this Article 16 or contribution under Section 16.8 for such Claim from any Person that has not engaged in such fraud, fraudulent misrepresentation, gross negligence or wilful misconduct.

16.10 For greater certainty, the Indemnifying Parties will not have any obligation to contribute pursuant to Section 16.8 in respect of any Claim except to the extent the indemnity given by it in this Article 16 would have been applicable to that Claim in accordance with its terms, had that indemnity been found to be enforceable and available to the Indemnified Parties.

16.11 The rights to contribution provided in this article will be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Sections 16.8 and 16.10 will apply, *mutatis mutandis*, in respect of that other right.

16.12 If any Claim is brought in connection with the transactions contemplated by this Agreement and any of the Underwriters is required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, it will have the right,

acting reasonably, to employ its own counsel in connection therewith, and the fees and disbursements of such counsel in connection therewith as well as its reasonable fees at the normal per diem rate for its directors, officers, employees and agents involved in preparation for and attendance at such proceedings or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Corporation as they are incurred.

16.13 The obligations under this Article 16 shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

17. **Fees and Expenses**

17.1 In consideration of the agreement of the Underwriters to purchase the Offered Securities and to offer them to the public, and to provide the services rendered and to be rendered by the Underwriters in connection with the foregoing, the Corporation agrees to pay to the Underwriters at the Closing Time, an aggregate fee of Cdn$6,900,102.50, being a fee equal to an aggregate of (i) 5% of the aggregate purchase price for the Offered IPSs (or Cdn$0.5275 per Offered IPS), and (ii) 4% of the aggregate principal amount of the Debentures (or Cdn$40 per $1,000 principal amount of Debentures).

17.2 Whether or not the purchase and sale of the Offered IPSs or the Debentures is completed, all expenses of or incidental to the creation, issuance and delivery of the Offered Securities and of or incidental to all matters in connection with the transactions set out in this Agreement will be borne by the Corporation, including Canadian federal goods and services tax and provincial sales tax exigible in respect of any of the foregoing. Notwithstanding the preceding sentence, the fees and disbursements of legal counsel for the Underwriters and the Underwriters' out-of-pocket expenses will be borne by the Underwriters except that all such fees, disbursements and expenses will be borne by the Corporation if the sale of the Offered IPSs and the Debentures is not completed due to any failure of the Corporation to comply with any of the terms of this Agreement.

18. **Closing**

18.1 The closing of the purchase and sale of the Offered Securities will be completed at the Closing Time at the offices of Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, or at any other place determined in writing by the Corporation and the Underwriters. At the Closing Time, the Corporation will duly and validly deliver to BMONB, on behalf of the Underwriters:

(a) one or more global certificates representing the Offered IPSs registered in the name of "CDS & Co." and the Component Securities in the name of Computershare Investor Services Inc., in trust for The Canadian Depository for Securities Limited or in such other name or names as the Underwriters may notify the Corporation in writing not less than 48 hours prior to the Closing Time;

(b) one or more global certificates representing the Debentures registered in the name of "CDS & Co." or in such other name or names as the Underwriters may notify the Corporation in writing not less than 48 hours prior to the Closing Time; and

(c) all further documentation as may be contemplated in this Agreement or as counsel to the Underwriters may reasonably require;

against payment by the Underwriters to or to the direction of the Corporation, by wire transfer or bank transfer in immediately available funds, of the purchase price for the Offered Securities being issued and sold by the Underwriters under this Agreement less the underwriting fee respecting the Offered Securities as described in Section 17.1.

19. **Restrictions on Further Issues or Sales**

19.1 During the period commencing the date of this Agreement and ending on the day which is 90 days following the Closing Date, the Corporation will not, directly or indirectly, without the prior written consent of BMONB (which consent will not be unreasonably withheld), issue, offer, sell, contract to sell, grant any option to purchase, transfer, assign or otherwise dispose of any IPSs, Common Shares or Subordinated Notes or any other securities of the Corporation (including financial instruments convertible or exercisable into IPSs, Common Shares or Subordinated Notes) or announce any intention to effect the foregoing, other than pursuant to a private sale for purposes of satisfying an exercise by the Existing Investors of their liquidity rights with respect to the Existing Investor Interests.

20. **Obligations of the Underwriters to Purchase the Offered Securities**

20.1 Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Offered Securities will be several and not joint. The percentage of the Offered Securities to be severally purchased and paid for by each of the Underwriters will be as follows:

BMO Nesbitt Burns Inc.	30%
National Bank Financial Inc.	15%
RBC Dominion Securities Inc.	15%
Scotia Capital Inc.	15%
CIBC World Markets Inc.	12.5%
TD Securities Inc.	10%
Dundee Securities Corporation	2.5%

If an Underwriter (a "**Refusing Underwriter**") does not complete the purchase and sale of the Offered Securities, which that Underwriter has agreed to purchase under this Agreement (other than in accordance with Article 15) (the "**Defaulted Securities**"), BMONB may delay the Closing Date for not more than five days and the remaining Underwriters (the "**Continuing Underwriters**") will be entitled, at their option, to purchase all but not less than all of the Defaulted Securities pro rata according to the number of Offered Securities to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made, and the number of Defaulted Securities to be purchased by the Refusing Underwriter(s) does not exceed 10% of the Offered Securities the Continuing Underwriters will be obligated to purchase the Defaulted Securities on the terms set out in this Agreement in proportion to their obligations under this Agreement or in any other proportion agreed upon by the Continuing Underwriters. If the number of Defaulted Securities to be purchased by the Refusing Underwriters exceeds 10% of the Offered Securities, the Continuing Underwriters will not be obliged to purchase the Defaulted Securities and, if the Continuing Underwriters do not elect to purchase the Defaulted Securities:

(a) the Continuing Underwriters will not be obliged to purchase any of the Offered Securities;

(b) the Corporation will not be obliged to sell less than all of the Offered Securities; and

(c) the parties to this Agreement other than the Underwriters will be entitled to terminate their obligations under this Agreement arising from their acceptance of this offer, in which event there will be no further liability on the part of the parties to this Agreement other than the Underwriters, or the Continuing Underwriters, except pursuant to the provisions of Articles 16 and 17.

21. **Stabilization**

21.1 In connection with the distribution of the Offered Securities, the Underwriters and any Selling Firm may effect transactions which stabilize or maintain the market price of the IPSs, Common Shares, Subordinated Notes or Debentures at levels above those which might otherwise prevail in the open market in compliance with Securities Laws. Such transactions, if any, may be discontinued at any time.

22. **Notice**

Any notice or other communication required or permitted to be given under this Agreement will be in writing and will be delivered to:

(a) in the case of the Corporation or Atlantic Holdings:

Corporation

Atlantic Power Corporation
c/o Atlantic Power Management, LLC
200 Clarendon Street
55th Floor
Boston, MA 02117

Attention: Barry Welch
Facsimile No.: (617) 531-6370

Atlantic Holdings

Atlantic Power Holdings, LLC
c/o Atlantic Power Management, LLC
200 Clarendon Street
55th Floor
Boston, MA 02117

Attention: Barry Welch
Facsimile No.: (617) 531-6370

each with a copy to:

Goodmans LLP
250 Yonge Street
Toronto, ON M51 32M6

Attention: Stephen Pincus
Facsimile No.: (416) 597-4104

(b) in the case of the Underwriters:

BMO Nesbitt Burns Inc.
1 First Canadian Place
4th Floor
Toronto, ON
M5X 1H3

Attention: Steven Braun
Facsimile No.: (416) 359-4880

with a copy to:

Blake, Cassels & Graydon LLP
199 Bay Street
P.O. Box 25
Commerce Court West
Toronto, ON
M5L 1A9

Attention: Jeffrey R. Lloyd
Facsimile: (416) 863-2653

The parties may change their respective addresses for notices by notice given in the manner set out above. Any notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be given by telecopy and will be deemed to have been given when (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy, on the first business day following the day on which it is sent.

23. **Representative of Underwriters**

Except with respect to Articles 15 and 16 and the entitlement of Continuing Underwriters to purchase Defaulted Securities under Section 20.1 all transactions, waivers, orders and notices on behalf of the Underwriters under this Agreement or contemplated by this Agreement may be carried out or given on behalf of the Underwriters by BMONB.

24. **Time of Essence**

Time will be of the essence of this Agreement and, following any waiver or indulgence by any party, time will again be of the essence of this Agreement.

25. **Representations, Warranties and Agreements Surviving Closing**

All representations, warranties, covenants and agreements of the Corporation and Atlantic Holdings herein contained or contained in any certificate of the Corporation or Atlantic Holdings delivered pursuant to this Agreement shall survive the purchase and sale of the Offered Securities and completion of the transactions provided for herein and shall continue in full force and effect for the benefit of the Underwriters for a period of 36 months from the completion of Distribution of the Offered Securities regardless of any subsequent disposition of the Offered Securities or any investigation by or on behalf of the Underwriters with respect thereto.

26. Miscellaneous

26.1 This Agreement will be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

26.2 Each of the parties to this Agreement will be entitled to rely on delivery of a facsimile or electronic copy of this Agreement and acceptance by each party of any such facsimile or electronic copy will be legally effective to create a valid and binding agreement between the parties to this Agreement in accordance with the terms of this Agreement.

26.3 This Agreement may be executed in any number of counterparts, each of which when so executed will be deemed to be an original and all of which, when taken together, will constitute one and the same agreement.

26.4 To the extent permitted by applicable law, the invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

26.5 This Agreement and the other documents referred to in this Agreement constitute the entire agreement between the parties hereto relating to the subject matter of this Agreement and supersede all prior agreements between those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this Agreement.

26.6 The terms and provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that, except as otherwise provided in this Agreement, this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

26.7 In the event that any party to this Agreement commences any litigation, proceeding or other legal action in connection with or relating to this Agreement or any matters contemplated hereby or thereby, each party to this Agreement hereby (a) agrees that any such litigation, proceeding or other legal action may be brought in a court of competent jurisdiction located within Toronto, Ontario, Canada, (b) agrees that in connection with any such litigation, proceeding or action, such party will consent and submit to personal jurisdiction in any such court described in clause (a) of this Section 26.7 and to service of process upon it in accordance with the rules and statutes governing service of process, (c) agrees to waive to the full extent permitted by applicable law any objection that it may now or hereafter have to the venue of any such litigation, proceeding or action in any such court or that any such litigation, proceeding or action was brought in an inconvenient forum, (d) agrees as an alternative method of service to service of process in any such litigation, proceeding or action by mailing of copies thereof to such party at its address set forth in Article 22, (e) agrees that any service made as provided herein shall be effective and binding service in every respect, and (f) agrees that nothing herein shall affect the rights of any party to effect service of process in any other manner permitted by applicable law.

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

Yours very truly,

BMO NESBITT BURNS INC.

By: *(Signed) "James A. Tower"*
(Authorized Signatory)

NATIONAL BANK FINANCIAL INC.

By: *(Signed) "Martin Juravsky"*
(Authorized Signatory)

RBC DOMINION SECURITIES INC.

By: *(Signed) "David Dal Bello"*
(Authorized Signatory)

SCOTIA CAPITAL INC.

By: *(Signed) "Thomas Kurfurst"*
(Authorized Signatory)

CIBC WORLD MARKETS INC.

By: *(Signed) "David H. Williams"*
(Authorized Signatory)

TD SECURITIES INC.

By: *(Signed) "Harold Holloway"*
(Authorized Signatory)

DUNDEE SECURITIES CORPORATION

By: *(Signed) "Sasha Jacob"*
(Authorized Signatory)

Accepted and agreed to by the undersigned as of the date of this letter first written above.

ATLANTIC POWER CORPORATION,
By its Manager, ATLANTIC POWER MANAGEMENT, LLC

By: *(Signed) "Barry Welch"*

ATLANTIC POWER HOLDINGS, LLC,
By its Manager, ATLANTIC POWER MANAGEMENT, LLC

By: *(Signed) "Barry Welch"*

SCHEDULE I

GUARANTOR SUBSIDIARIES

Teton Power Funding, LLC
Epsilon Power Funding, LLC
Badger Power Generation I LLC
Badger Power Generation II LLC
Baker Lake Hydro LLC
Dade Investment, LP
Geddes Cogeneration Company LLC
Geddes II Company LLC
MP Power LLC
MEP Rumford, LLC
NCP Dade Power LLC
NCP Houston Power LLC
NCP Pasco, LLC
NCP Perry LLC
Olympia Hydro LLC
Onondaga Cogeneration Limited Partnership
Orlando Power Generation I LLC
Orlando Power Generation II LLC
Stockton CoGen (II), LLC
Teton East Coast Generation, LLC
Teton Fuels Mid-Georgia, LLC
Teton New Lake, LLC
Teton Operating Services, LLC
Teton Selkirk, LLC

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act").

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Atlantic Power Management, LLC, the Manager of Atlantic Power Corporation at 200 Clarendon Street, 55th Floor, Boston, Massachusetts, U.S.A., 02117, telephone 617.531.6379, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of Atlantic Power Management, LLC, the Manager of Atlantic Power Corporation at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue September 22, 2006

AtlanticPower Corporation

Atlantic Power Corporation

Cdn$90,002,050

8,531,000 Income Participating Securities™

and

Cdn$60,000,000

6.25% Convertible Secured Debentures due October 31, 2011

This short form prospectus qualifies the distribution of 8,531,000 income participating securities™ ("IPSs"™) and Cdn$60,000,000 aggregate principal amount of 6.25% convertible secured debentures (the "Debentures", and collectively with the IPSs, the "Securities") of Atlantic Power Corporation (the "Company"). Each IPS represents: (a) one common share (each, a "Common Share") of the Company, and (b) Cdn$5.767 principal amount of 11.0% subordinated notes ("Subordinated Notes") of the Company. The Debentures are due October 31, 2011 (the "Maturity Date"), will bear interest at an annual rate of 6.25%, and will be distributed in increments of Cdn$1,000. Investors will have the option of subscribing for Debentures, IPSs or a combination thereof at their discretion. After giving effect to the issuance of the Securities pursuant to this offering (the "Offering") and the transactions contemplated hereby, the Company will own an approximate 85% common membership interest in Atlantic Power Holdings, LLC ("Atlantic Holdings") and the Existing Investors (as defined herein) will own an approximate 15% common membership interest in Atlantic Holdings.

Holders of IPSs have the right to separate the IPSs into Common Shares and Subordinated Notes at any time. Separation of the IPSs will occur automatically upon a repurchase, redemption or maturity of the Subordinated Notes. Similarly, any holder of Common Shares and Subordinated Notes may, at any time, combine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs. See "Description of IPSs".

The Subordinated Notes will mature on November 18, 2016. On or after November 18, 2009, the Company will have the option to redeem the Subordinated Notes in whole or in part at any time, for cash, at a redemption price equal to the principal amount of the Subordinated Notes plus a specified premium, which premium decreases over time. See "Description of Subordinated Notes".

The Debentures will be dated the date of the closing of the Offering and will bear interest at an annual rate of 6.25%, payable semi-annually in arrears on April 30 and October 31 in each year (or the immediately following business day if any interest payment date would not otherwise be a business day) commencing on April 30, 2007. The April 30, 2007 interest payment will represent accrued interest for the period from the closing date of the Offering up to, but excluding April 30, 2007. See "Description of Debentures".

Conversion Privilege

Each Debenture will be convertible into IPSs at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Company for redemption of the Debentures, at a conversion price of Cdn$12.40 per IPS (the "Conversion Price"), being a ratio of approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, subject to adjustment in accordance with the trust indenture governing the terms of the Debentures. Holders converting their Debentures will receive accrued and unpaid interest thereon for the period from the last interest payment date on their Debentures to the date of conversion. Further particulars concerning the conversion privilege, including provisions for the adjustment of the Conversion Price in certain events, are set out under "Description of Debentures — Conversion Privilege". **A holder of Debentures will not be entitled to deferred tax treatment on the conversion into IPSs, redemption or repayment at maturity of such Debentures. See "Certain Canadian Federal Income Tax Considerations".**

The Debentures may not be redeemed by the Company on or before October 31, 2009 (except in the case of a change of control). Thereafter, but prior to the Maturity Date, the Debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days'

(continued on next page)

(continued from cover)

and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the weighted-average trading price of the IPSs on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is at least 125% of the Conversion Price. Further particulars of the interest, redemption, repurchase and maturity provisions of the Debentures are set out under "Description of Debentures".

The Company will allocate the price paid for each IPS on the basis of Cdn$4.90 to the Common Share and Cdn$5.65 to the Subordinated Notes and by purchasing an IPS, the holder is deemed to agree to such allocation and agrees to not take a contrary position for any purpose. The Canadian and U.S. tax consequences of acquiring, holding and disposing of the Common Shares and Subordinated Notes represented by IPSs may, in part, depend on the Canada Revenue Agency (the "CRA") and United States Internal Revenue Service (the "IRS") agreeing with this allocation. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations". Distributions on the IPSs consist of interest payments on the Subordinated Notes and dividend payments on the Common Shares represented thereby. Unless a non-U.S. holder provides appropriate documentation establishing entitlement to a reduction or elimination of United States withholding tax, a 30% United States withholding tax will be assessed on interest payments paid on the Subordinated Notes and Debentures to that non-U.S. holder. See "Certain U.S. Federal Income Tax Considerations".

The earnings coverage ratio in respect of the Company's indebtedness for the 12 months ended December 31, 2005 and June 30, 2006 would have been less than one-to-one after giving effect to the additional debt incurred in this Offering and other debt incurred since June 30, 2006. See "Earnings Coverage".

The issued and outstanding IPSs are listed on the TSX. **There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures.** The Company has applied to list the IPSs (and the Common Shares forming part of such IPSs), the Debentures and the IPSs issuable upon conversion of the Debentures (and the Common Shares forming part of such IPSs) on the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX. On September 19, 2006, the last trading day prior to the public announcement of the Offering, the closing price of the IPSs on the TSX was Cdn$10.73 per IPS.

Price: Cdn$10.55 per IPS
Price: Cdn$1,000 per Debenture

	Price to the Public(1)	Underwriters' Fee	Net Proceeds(2)
Per IPS	Cdn$10.55	Cdn$0.5275	Cdn$10.0225
Total IPS Offering	Cdn$90,002,050	Cdn$4,500,103	Cdn$85,501,948
Per Debenture	Cdn$1,000	Cdn$40	Cdn$960
Total Debenture Offering	Cdn$60,000,000	Cdn$2,400,000	Cdn$57,600,000
Total Offering	Cdn$150,002,050	Cdn$6,900,103	Cdn$143,101,947

(1) The offering price of the Securities has been determined through negotiation between the Company and the Underwriters (as defined herein).

(2) Before deducting the expenses of the Offering which are estimated to be approximately Cdn$1.1 million. A portion of the expenses of the Offering will be allocated to the Existing Investors.

An investment in the IPSs is subject to a number of risks that should be considered by a prospective investor. A return on your investment in IPSs is not comparable to the return on an investment in a fixed income security. The recovery of an initial investment in IPSs is at risk, and the anticipated return on an investor's investment in IPSs is based on many performance assumptions. Although the Company intends to make monthly distributions of its available cash to holders of IPSs, these cash distributions are not assured and may be reduced or suspended. The actual amount distributed by the Company on the Common Shares and its ability to pay interest on the Subordinated Notes and Debentures will depend on numerous factors, including Atlantic Holdings' financial performance, debt covenants and obligations, working capital requirements, future capital requirements, and the deductibility for U.S. federal income tax purposes of interest payments on the Subordinated Notes and the Debentures, all of which are susceptible to a number of risks. The market value of the IPSs may deteriorate if the Company is unable to make scheduled interest payments on the Subordinated Notes or otherwise meet its cash distribution targets in the future, and any such deterioration may be material. Investing in the IPSs and Debentures involves risks that should be considered by a prospective investor. See "Risk Factors".

Dominion Bond Rating Service Limited ("DBRS") has confirmed, as of September 22, 2006, a stability rating of STA-3 (low) with respect to the IPSs. Similar to units of income funds rated STA-3, IPSs rated STA-3 are considered by DBRS to have good stability and sustainability of distributions per IPS. See "Description of IPSs".

It is important for an investor to consider the particular risk factors that may affect the stability of the distributions paid by the Company on IPSs. See, for example, "Revenue May be Reduced Upon Expiration or Termination of PPAs", "Predicting Project Cash Flows Over the Long Term Is Difficult", "Financing Arrangements Could Impact the Business of the Company" and "Sufficient Capital May Not be Available to Fund Acquisitions, Investments, Expansions or Capital Expenditures" under the heading "Risk Factors" in the AIF (as defined herein) incorporated by reference herein.

BMO Nesbitt Burns Inc., National Bank Financial Inc. RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc. and Dundee Securities Corporation (collectively, the "Underwriters"), as principals, conditionally offer the Securities, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Company by Goodmans LLP and Goodwin Procter LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Affiliates of BMO Nesbitt Burns Inc. are lenders to a subsidiary of the Company under an existing credit facility and the Acquisition Credit Facility (as defined herein). The Company intends to use a portion of the proceeds from the Offering to repay a portion of its indebtedness under the Acquisition Credit Facility. Consequently, the Company may be considered a "connected issuer" of BMO Nesbitt Burns Inc. under applicable securities laws. See "Use of Proceeds" and "Plan of Distribution".

Subscriptions for the IPSs and the Debentures will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. Book-entry only certificates representing the IPSs and/or the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") or its nominee as registered global securities and will be deposited with CDS on the date of issue of the IPSs and/or the Debentures, which is expected to occur on or about October 11, 2006 or such later date as the Underwriters and the Company may agree, but in any event no later than October 31, 2006. Holders of IPSs and/or Debentures will not be entitled to receive physical certificates representing their Securities. See "Plan of Distribution", "Description of IPSs" and "Description of Debentures".

Subscribers under the Offering will be entitled to receive the distribution in the amount of Cdn$0.0884 per IPS to be paid by the Company on or about November 30, 2006 to IPS holders of record on October 31, 2006.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Manager, at 200 Clarendon Street, 55th Floor, Boston, Massachusetts, U.S.A., 02117, telephone 617.531.6379. For the purpose of the Province of Québec, this simplified short form prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained

from the Corporate Secretary of the Manager at the above-mentioned address and telephone number. In addition, copies of the documents incorporated by reference herein may be obtained from the securities commissions or similar authorities in Canada through the Internet at www.sedar.com.

The following documents, filed with the securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the annual information form of the Company dated March 30, 2006 (the "AIF"), excluding the following financial statements included in the Company's business acquisition report dated November 21, 2005 (which is incorporated by reference in the AIF): (i) the compilation report on pro forma financial statements and the unaudited pro forma consolidated statement of income of the Company for the six weeks ended December 31, 2004 and the nine months ended September 30, 2005; and (ii) the unaudited consolidated balance sheet of Epsilon Power Partners, LLC as at June 30, 2005 and the unaudited consolidated statements of income and deficit and cash flows for the three and six months ended June 30, 2005 and 2004;

(b) the management information circular of the Company dated May 10, 2006 distributed in connection with the annual meeting of shareholders held on June 7, 2006;

(c) the consolidated financial statements of the Company for the year ended December 31, 2005 and the period from November 18, 2004 to December 31, 2004, together with the notes thereto and the auditors' report thereon;

(d) management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2005;

(e) the unaudited consolidated interim financial statements of the Company for the three and six months ended June 30, 2006 and 2005, together with the notes thereto;

(f) management's discussion and analysis of financial condition and results of operations of the Company for the three and six months ended June 30, 2006;

(g) the material change report of the Company dated September 21, 2006 filed in connection with the Acquisition; and

(h) the material change report of the Company dated September 21, 2006 filed in connection with the Offering.

Any material change reports (excluding confidential reports), business acquisition reports, interim financial statements, annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations in respect of the periods covered by such interim or annual financial statements, and management information circulars filed by the Company with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

MEANING OF CERTAIN REFERENCES

Throughout this short form prospectus, unless otherwise indicated, all references to "GAAP" or "Canadian GAAP" are to accounting principles generally accepted in Canada. The financial statements of the Company contained in this short form prospectus have been prepared in accordance with GAAP. The historical financial statements of Trans-Elect NTD Holdings Path 15, LLC ("Path 15 Holdco") included in this short form prospectus have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") which conforms in all significant respects with Canadian GAAP.

CURRENCY AND EXCHANGE RATE INFORMATION

In this short form prospectus, references to "Cdn$" and "Canadian dollars" are to the lawful currency of Canada and references to "$", "US$" and "U.S. dollars" are to the lawful currency of the United States. All dollar amounts herein are in U.S. dollars, unless otherwise stated.

The business of the Projects (as defined below) and Path 15 Holdco is conducted primarily in the United States and their revenues and expenses are denominated, earned and incurred primarily in U.S. dollars. Accordingly, the *pro forma* consolidated financial statements of the Company and the historical financial statements of Path 15 Holdco included in this short form prospectus are presented in U.S. dollars. The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar, expressed in Canadian dollars, the average of such exchange rates on the last day of each month during such period and the exchange rate at the end of such period, based on the noon rate in Canadian dollars as quoted by the Bank of Canada (the "Noon Buying Rate"). On September 21, 2006, the Noon Buying Rate was US$1.00 = Cdn$1.1195.

	Six Months Ended June 30,		12 Months Ended December 31,	
	2006	2005	2005	2004
High	$1.1726	$1.2704	$1.2704	$1.3968
Low	$1.0990	$1.1987	$1.1507	$1.1774
Average	$1.1384	$1.2352	$1.2116	$1.3015
Period End	$1.1150	$1.2256	$1.1659	$1.2036

Source: Bank of Canada

FORWARD-LOOKING STATEMENTS

Certain statements in this short form prospectus are "forward-looking statements", which reflect the expectations of the Manager regarding future growth, results of operations, performance and business prospects and opportunities of the Company, Atlantic Holdings, the Projects and Path 15 Holdco. Such forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date of this short form prospectus. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under "Risk Factors". Although the forward-looking statements contained in this short form prospectus are based upon what are believed to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this short form prospectus and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

PROSPECTUS SUMMARY

The following is a summary of certain information contained in this short form prospectus and should be read together with the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this short form prospectus. Reference is made to the "Glossary of Terms" for definitions of certain terms used in this short form prospectus.

Atlantic Power Corporation

The Company is a corporation continued under the laws of the Province of British Columbia on July 8, 2005. The Company, through Atlantic Holdings, owns interests in a diversified portfolio of 15 power generation projects and one electric transmission project (collectively, the "Projects", and individually, a "Project") located predominantly in major markets in the United States. Fifteen of the Projects are located in nine states in the U.S. and one Project is located in Jamaica. The power generation Projects have an aggregate gross electric generation capacity of approximately 2,160 MW, and Atlantic Holdings' net economic interest in the electric generation capacity of the Projects is approximately 860 MW.

Background to the Offering and Use of Proceeds

On September 15, 2006, the Company, through a subsidiary of Atlantic Holdings, completed the indirect acquisition (the "Acquisition") of 100% of the equity interests in Path 15 Holdco. Path 15 Holdco (indirectly through Trans-Elect NTD Path 15, LLC ("Path 15 Opco")) owns approximately 72% of the transmission system rights ("TSRs") in the transmission line upgrade along the Path 15 transmission corridor located in central California (the "Path 15 Project"). The purchase price for Path 15 Holdco was partially financed through borrowings under a term loan credit facility (the "Acquisition Credit Facility") in the amount of $88 million, which was drawn on the closing of the Acquisition. Approximately Cdn$41 million of the net proceeds of the Offering will be used to repay a portion of the amount outstanding under the Acquisition Credit Facility. See "Path 15 Project — Acquisition Credit Facility" and "Use of Proceeds".

The remaining portion of the net proceeds of the Offering (approximately Cdn$94 million) will be used by the Company to indirectly redeem equity interests of Atlantic Holdings held by subsidiaries of ArcLight Energy Partners Fund I, L.P. ("Fund I"), ArcLight Energy Partners Fund II, L.P. ("Fund II") and another investor (collectively, the "Existing Investors") pursuant to the liquidity rights granted to the Existing Investors at the time of the Company's initial public offering. On September 12, 2006, the Existing Investors delivered a liquidity notice to Atlantic Holdings requesting Atlantic Holdings to purchase, for cancellation, a portion of their common membership interests and Class B preferred membership interests in Atlantic Holdings.

Following closing of the Offering and the transactions contemplated hereby, the Company will have increased its ownership in Atlantic Holdings from 70.1% to an approximate 85% common membership interest in Atlantic Holdings. The Existing Investors will hold an approximate 15% common membership interest in Atlantic Holdings.

THE OFFERING

Offering:	8,531,000 IPSs and Cdn$60,000,000 aggregate principal amount of Debentures.
Price:	Cdn$10.55 per IPS and Cdn$1,000 per Debenture.
Gross Proceeds of the Offering:	Cdn$150,002,050.
Expected Closing Date of the Offering:	On or about October 11, 2006.
IPS Attributes:	
IPS Components:	Each IPS represents: (a) one Common Share; and (b) Cdn$5.767 aggregate principal amount of Subordinated Notes. The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a share split, consolidation or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.
Separation and Recombination:	Holders of IPSs have the right to separate the IPSs into Common Shares and Subordinated Notes at any time. Separation of the IPSs will occur automatically upon a repurchase, redemption or maturity of the Subordinated Notes. Similarly, holders of Common Shares and Subordinated Notes may, at any time, combine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs. See "Description of IPSs".
Rating:	DBRS has confirmed, as of September 22, 2006, a stability rating of STA-3 (low) with respect to the IPSs. Similar to units of income funds rated STA-3, IPSs rated STA-3 are considered by DBRS to have good stability and sustainability of distributions per IPS. See "Description of IPSs".
Debenture Attributes:	
Debentures Outstanding:	Cdn$60,000,000 aggregate principal amount of Debentures will be outstanding following the completion of the Offering.
Market:	The Company has applied to list the Debentures on the TSX. Listing will be subject to the Company fulfilling all of the requirements of the TSX.
Interest Rate:	6.25% per annum.
Payment Dates:	Interest will be payable semi-annually in arrears on April 30 and October 31 in each year (or the immediately following business day if any interest payment date would not otherwise be a business day) commencing on April 30, 2007. The April 30, 2007 interest payment will represent accrued interest for the period from the closing date of the Offering up to, but excluding April 30, 2007. See "Description of Debentures — General".
Maturity Date:	The Debentures will mature on October 31, 2011.
Conversion:	Each Debenture will be convertible into IPSs at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Company for redemption of the Debentures, at a conversion price of Cdn$12.40 per IPS, being a ratio of approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, subject to adjustment in

	accordance with the trust indenture governing the terms of the Debentures. See "Description of Debentures — Conversion Privilege".
Redemption:	The Debentures may not be redeemed by the Company on or before October 31, 2009 (except in the case of a change of control). Thereafter, but prior to the Maturity Date, the Debentures may be redeemed by the Company, in whole or in part from time to time, at the option of the Company, on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the weighted-average trading price of the IPSs on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is at least 125% of the Conversion Price. See "Description of Debentures — Redemption and Purchase".
Payment Upon Redemption or Maturity:	On redemption or on the Maturity Date, the Company will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee (as defined herein) in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. See "Description of Debentures — Payment Upon Redemption or Maturity".
Put Right Upon a Change of Control:	Upon the occurrence of certain change of control events involving the Company or Atlantic Holdings, each holder of Debentures may require the Company to purchase, on the date which is within 30 days following the giving of notice of the Change of Control (the "Put Date"), all or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, up to, but excluding, the Put Date. See "Description of Debentures — Put Right Upon a Change of Control"
Security and Guarantees:	The Debentures will be secured by a pledge of the Company's membership interests in Atlantic Holdings and will be guaranteed by Atlantic Holdings and certain of Atlantic Holdings' direct and indirect wholly-owned subsidiaries at the time of the closing of the Offering. The guarantee of Atlantic Holdings will be secured by a pledge of the membership interests of Teton Power Funding, LLC and Epsilon Power Funding, LLC (the "Project Holding Entities") and the guarantees of certain of Atlantic Holdings' direct and indirect wholly-owned subsidiaries will be secured by pledges of the membership interests or other securities they hold in subsidiary entities subject to the provisions of agreements governing or affecting interests in such subsidiaries which may restrict or prevent pledges in certain cases. See "Description of Debentures — Security and Guarantees".
Ranking:	The Debentures will be secured indebtedness of the Company, will rank senior to Subordinated Indebtedness including the Subordinated Notes, but will rank junior to Senior Secured Indebtedness including indebtedness outstanding under the Company's amended credit facility (the "Amended Credit Facility") and the Acquisition Credit Facility. Additionally, the Debentures will rank senior to any unsecured indebtedness of the Company (including trade payables) to the extent of the security therefor. See "Description of Debentures — Ranking".

Risk Factors:	Prospective purchasers should carefully review and evaluate certain risk factors relating to an investment in the Debentures, including: • trading market for Debentures; • prior ranking indebtedness; • absence of covenant protection; • redemption prior to maturity; • inability of the Company to purchase Debentures; and • conversion following certain transactions. See "Risk Factors — Risks Related to the Debentures".

THE COMPANY, ATLANTIC HOLDINGS, THE MANAGER AND ARCLIGHT

The Company

The Company is a corporation continued under the laws of the Province of British Columbia on July 8, 2005. The registered office of the Company is located at 355 Burrard Street, Suite 1900, Vancouver, British Columbia, V6C 2G8 and the head office of the Company is located at 200 Clarendon Street, 55th Floor, Boston, Massachusetts, USA 02117. The Company, through Atlantic Holdings, owns interests in the Projects, which are located predominantly in major markets in the United States. Fifteen of the Projects are located in nine states in the U.S. and one Project is located in Jamaica. The power generation Projects have an aggregate gross electric generation capacity of approximately 2,160 MW, and Atlantic Holdings' net economic interest in the electric generation capacity of the Projects is approximately 860 MW.

The Company currently holds 70.1% of the common membership interests and all of the outstanding Class A preferred membership interests in Atlantic Holdings. The Existing Investors hold 29.9% of the common membership interests and all of the Class B preferred membership interests in Atlantic Holdings. Following completion of the Offering and the transactions completed hereby, the Company will hold approximately 85% of the common membership interests, all of the Class A preferred membership interests and all of the senior membership interests in Atlantic Holdings and the Existing Investors will hold approximately 15% of the common membership interests and all of the Class B preferred membership interests in Atlantic Holdings. The senior membership interests will be issued by Atlantic Holdings to the Company in exchange for the net proceeds of the sale of the Debentures under the Offering.

Atlantic Holdings

Atlantic Holdings is a Delaware limited liability company with its registered and head office located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808 c/o Corporation Service Company. In connection with the Offering, the limited liability company agreement (the "LLC Agreement") governing Atlantic Holdings will be amended to create a new class of senior membership interests that will be issued to the Company in exchange for the net proceeds of the sale of the Debentures under the Offering. In addition, as a result of the redemption of membership interests of Atlantic Holdings held by the Existing Investors' using the proceeds of the Offering, the ownership interest in Atlantic Holdings of the Existing Investors will fall below 20% and, pursuant to the terms of the LLC Agreement, the Existing Investors will only be entitled to appoint one manager to the board of managers of Atlantic Holdings. Consequently, effective on Closing, Robb Turner will resign as a manager of Atlantic Holdings. In order to maintain the size of the board of managers of Atlantic Holdings following Mr. Turner's resignation (which, under the current terms of the LLC Agreement, would decrease to six managers), the amendments to the LLC Agreement will provide that the size of the board of managers will remain at seven managers. The board of managers has approved the appointment of Patrick Welch, the chief financial officer of the Manager, to fill the vacant position on the board of managers.

The Manager

The Manager is a Delaware limited liability company owned by investment funds managed by ArcLight Capital Partners, LLC ("ArcLight"). The Manager provides management and administrative services to the Company and its subsidiaries pursuant to the terms of a management agreement dated as of November 10, 2004. The Manager manages the business with the primary objective of providing holders of IPSs with stable and sustainable cash distributions in the form of interest payments on the Subordinated Notes and dividends on the Common Shares. The Manager is also focused on identifying additional acquisitions and investments for the Company, including acquisitions of, or investments in, power, energy, utility and infrastructure assets primarily in Canada and the U.S.

ArcLight

ArcLight was founded in 2001 and is a leading specialized private equity firm exclusively focused on the energy industry. Through its three private equity funds, ArcLight manages over $4.6 billion of private equity capital, of which nearly $2.5 billion has already been committed or invested in over 60 transactions. ArcLight has substantial investments in power generation, gas storage, gas distribution, coal mining, distributed generation,

cogeneration and other combined heat and power facilities, electric power transmission and oil and gas production assets.

Recent Developments

The following is a summary of the significant developments in the operations and affairs of the Company which have occurred since December 31, 2005 and which have not been described elsewhere in this short form prospectus or in the documents incorporated by reference herein.

Acquisition of Path 15 Holdco

On September 15, 2006, the Company, through a subsidiary of Atlantic Holdings, completed the acquisition of 100% of the equity interests in Path 15 Holdco from New Transmission Development Company, United States Power Fund, L.P., Cardinal Power Funding, LLC (an affiliate of ArcLight) and KB TransValley LLC (collectively, the "Vendors"). Path 15 Holdco (indirectly through Path 15 Opco) owns approximately 72% of the TSRs in the transmission line upgrade along the Path 15 transmission corridor located in central California. The purchase price for the equity interests in Path 15 Holdco was approximately $85.5 million. In connection with this transaction, the Company, through Atlantic Holdings, entered into the Acquisition Credit Facility in the amount of $88 million, which was drawn on the closing of the Acquisition. For further details on the Acquisition, see "Path 15 Project".

Increase in the Company's Distributions

On September 15, 2006, the Company announced an increase in its monthly distribution on the IPSs by Cdn$0.0025 per IPS per month (Cdn$0.03 annually). The first distribution at the increased rate will be paid on or about October 31, 2006 to IPS holders of record on September 29, 2006.

PATH 15 PROJECT

Overview

The Path 15 Project is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor in central California to help alleviate what has been a chronic north-south transmission congestion point. The Path 15 Project, along with two other previously existing transmission lines in the corridor, are the only significant connection points between the electrical grids of northern and southern California. Commencing commercial operations in December 2004, the Path 15 Project increased transmission capacity from southern to northern California by approximately 1,500 MW to 5,400 MW (approximately enough electricity to power 1.5 million households), and increased transmission capacity from northern to southern California by approximately 1,100 MW. This transmission line facilitates the movement of power from the Pacific Northwest to southern California in the summer months and from generators in southern California to northern California in the winter months.

Path 15 Opco is structured such that the Western Area Power Administration (the "WAPA"), a federal power marketing entity that was active in the development and construction of the Path 15 Project, owns the transmission line and real estate rights associated with the Path 15 Project, while Path 15 Opco owns 72% of the TSRs associated with the Path 15 Project. The WAPA is also responsible for the operation and maintenance of the Path 15 Project at the expense of Path 15 Opco. The TSRs entitle Path 15 Opco to receive revenues that are regulated and approved by the United States Federal Energy Regulatory Commission (the "FERC"), currently being collected and remitted to owners of TSRs by the California Independent System Operator (the "CAISO"). The revenue received by Path 15 Opco bears minimal operation risk since rates are based on a FERC-determined revenue requirement. As such, in the event the Path 15 Project experiences a temporary lapse in service, Path 15 Opco would continue to receive monthly tariff payments from the CAISO.

The CAISO is a not-for-profit corporation that acts as a clearinghouse to settle third-party transactions involving the purchase and sale of power in California. In order for transmission facilities to become part of the transmission grid in California, owners of transmission assets must place their assets under the operational control of the CAISO by entering into a standard transmission control agreement with the CAISO. The CAISO-

operated grid encompasses approximately 75% of California for which the CAISO is responsible for matching net generation and loads. In general, the CAISO coordinates the dispatch of power generation, and manages the reliability of, and provides open access to, the transmission grid. The CAISO is responsible for charging transmission users for service through a transmission access charge ("TAC") and remits the TAC payments to the owners of the transmission assets.

Path 15 Opco has entered into a transmission control agreement with CAISO pursuant to which Path 15 Opco assigned its TSRs to the CAISO. In return for this assignment, Path 15 Opco receives compensation in the form of FERC-approved tariff rates remitted by the CAISO. The amount of tariffs paid to Path 15 Opco are not dependent upon the amount of capacity represented by the TSRs, the usage of the transmission capacity represented thereby or the availability of such transmission capacity. Rather, the amounts paid to Path 15 Opco are based upon permitted rates of return determined by FERC using a "cost of service" methodology. Based upon the rates of return established by the FERC, the CAISO sets system-wide TACs (which are collected from utilities and other service providers) at levels that are expected to produce the specific revenue targets established for transmission owners.

Acquisition Rationale

The Manager believes that the Acquisition is consistent with the Company's objective to make accretive investments that sustain and grow its cash distributions per IPS and is in the best interests of the Company. The Acquisition provides the following benefits to the Company:

Long-Term Source of Regulated Cash Flow

The revenue stream associated with the Path 15 Project represents a stable revenue stream, based on tariff rates regulated and approved by the FERC. These revenues decline modestly over time on a 30-year straight-line basis. The Path 15 Project generates TAC revenue for Path 15 Opco, a source of revenue that is determined on the basis of the power consumed over a transmission system taken as a whole. As a result, this revenue stream is not exposed to the risks that may arise from volatility in the volume of power generation and usage of the transmission system. In the event of a temporary lapse in service, Path 15 Opco would continue to receive monthly tariff payments.

The Path 15 Project is owned and operated by the WAPA, an experienced operator of transmission lines that operates and maintains approximately 17,000 miles of transmission lines, providing its customers with economical and reliable energy transmission. The operations of the Path 15 Project consist entirely of the transmission of electric power, which is not subject to the volatility that may arise from changes in the price of electricity or fuel.

Further Diversification

The Acquisition further diversifies the Company's portfolio of projects and expands the number of different operators that the Company relies on for its operation of the Projects.

Greater Scale and Liquidity

If the Acquisition and the Offering had been completed on January 1, 2005, on a *pro forma* basis the Company would have generated revenue of approximately $220 million for the 12 months ended December 31, 2005, an increase of approximately 19% over the amount of revenue that would have been generated if the Acquisition and the Offering had not been completed on January 1, 2005. In addition, the book value of the Company's total assets, as at June 30, 2006, would have increased by approximately 34% as a result of the Acquisition. The issuance of additional IPSs to finance the Acquisition will increase the number of outstanding IPSs and the Manager expects that this will increase the volume of trading of the IPSs.

Structure of Path 15 Holdco

The following chart illustrates the structure of Path 15 Holdco and the Company's indirect interest in the Path 15 Project.



Atlantic Holdings
100% Ownership Interest
Harbor Capital Holdings, LLC
100% Ownership Interest
Harbor Transmission, LLC
100% Ownership Interest
Path 15 Holdco
$51.9 million debt amortizes through 2023
No day-to-day operational responsiblilties
100% Ownership Interest
Path 15 Opco
$88.9 million debt amortizes through 2028
$3.8 million construction loan payable 2007
Owns 72% of TSRs
Interface with the CAISO and other stakeholders
Prepares regulatory filings
Approves and funds O&M budget
TSRs
Capital, O&M Funding
TACs
TSRs Assigned
Western Area Power Administration ("WAPA")
Construct, Own & Maintain Line
Path 15 Project
Operate & Dispatch
California Independent System Operator ("CAISO")

Regulation

The FERC's cost-of-service approach in setting rates allows the owner of transmission assets to receive annual revenues that provides the owner with the recovery of any prudently incurred operating costs, depreciation, income taxes and a return on capital. As of the date hereof, the FERC is in the final stages of approving the revenue requirement for 2005 to 2007. The revenue requirement approved for the Path 15 Project is subject to re-approval once every three years commencing in 2008. The Manager expects the FERC to continue to apply the cost-of-service methodology in its revenue requirement determinations.

The major components of the annual revenue requirement are:

- Operating Expense: Includes prudently incurred operations, maintenance, taxes (other than income taxes), administrative and general expenses incurred by the WAPA and Path 15 Opco.
- Income Tax: An allowance that provides for the recovery of deemed income taxes associated with the transmission business, which is calculated based on Path 15 Opco's taxable income.
- Depreciation: An allowance for a return of capital that provides for the depreciation of the regulated asset base, as approved by the FERC. This amount is based on the total cost of the asset.
- Return on Investment: A fair return on the capital invested or rate base taking into account the debt and common equity of the transmission business, a capital structure consisting of 50% debt and 50% equity.

The actual rate base used in calculating the return on investment component of the revenue requirement is intended to include all costs prudently incurred in the development, financing and construction of the Path 15 Project. For any given year, the rate base is comprised of:

- Net Plant in Service: Project regulatory book value, net of accumulated depreciation. The initial book value will be set at or near the original capital cost of the Path 15 Project, based on the approval of construction costs.
- Path 15 Opco's working capital.
- The balance of Path 15 Opco's prepaid accounts and reserves.
- A reduction based on Path 15 Opco's deferred taxes.

Certain specific amounts initially allowed in the rate base for Path 15 Opco for these categories are currently the subject of a review by the FERC. In addition, an initial FERC order permitting Path 15 Opco to include a tax allowance in its rates has been challenged in the United States Court of Appeals for the District of Columbia Circuit. As of the date hereof, these proceedings are still pending. An adverse finding in these proceedings could result in Path 15 Opco being required to refund a portion of the amounts collected since December 2004, and/or reduce the return on investment portion of rates. A portion of the purchase price for the interests in Path 15 Holdco was placed in escrow pending final resolution of the ratemaking issues being considered by the FERC, the details of which are described below under "— Purchase and Sale Agreement". See "Risk Factors — Risks Relating to the Path 15 Project — Unresolved Ratemaking Issues Under FERC Review Could Adversely Affect Cash Flows" and "— Income Tax Allowances Included by Path 15 Opco in its Rates have been Challenged by Certain Parties and Path 15 Opco may be Subject to a Refund Liability".

The return on investment component of the annual revenue requirement is determined based on an approved weighted average cost of capital ("WACC") applied to the current rate base. Each utility's WACC is approved by the FERC in ratemaking proceedings. For a discussion on pending ratemaking proceedings, please see "Risk Factors — Risks Related to the Path 15 Project — Unresolved Ratemaking Issues Under FERC Review Could Adversely Affect Cash Flows".

FERC-Approved Ratemaking Inputs

In June 2002, prior to the construction of the Path 15 Project, the FERC approved the following ratemaking inputs to apply specifically to the Path 15 Project:

- Depreciation: 30-year straight-line return on investment and any additional capex.
- Income Tax: Standard gross-up of equity return on investment for income tax.
- Return on Investment: Level revenue requirement for the first three years of the operation of the Path 15 Project based on an assumed capital structure comprised of 50% debt and 50% equity for the purpose of determining Path 15 Opco's WACC and a 13.5% after-tax return on equity.

Applying the principles described above, in October 2004 (just prior to the completion of construction of the Path 15 Project), Path 15 Opco established its current revenue requirement, totalling $36.0 million annually.

Project-Level Financing

As of the date hereof, there is fixed rate, amortizing debt outstanding at both Path 15 Opco ($88.9 million) and Path 15 Holdco ($51.9 million). In addition, Path 15 Opco has outstanding a short-term loan due in 2007. This indebtedness is non-recourse to the Company and Atlantic Holdings.

Purchase and Sale Agreement

Pursuant to a purchase and sale agreement dated as of June 28, 2006 (the "Purchase and Sale Agreement"), a subsidiary of Atlantic Holdings agreed to purchase all of the equity interests in Path 15 Holdco, for a purchase price of approximately $85.5 million. In addition, non-recourse debt at Path 15 Opco and Path 15 Holdco combined of approximately $144.4 million remains in place. The Acquisition was completed on September 15,

2006 following receipt of FERC approval and in accordance with the Purchase and Sale Agreement. $24.1 million of the purchase price was placed in escrow pending final resolution of two ratemaking issues being considered by the FERC. If the FERC's resolution of the outstanding rate issues is favourable to Path 15 Opco, a portion or all of the amount held in escrow will be released to the Vendors in accordance with a formula set forth in the Purchase and Sale Agreement. If the FERC's resolution of the outstanding rate issues is not favourable to Path 15 Opco, the purchase price for the Acquisition will be reduced in accordance with a formula set forth in the Purchase and Sale Agreement and a portion or all of the amount held in escrow will be returned to Atlantic Holdings. The Purchase and Sale Agreement includes representations and warranties that are customary for a transaction of this nature, including representations and warranties relating to certain fundamental matters of corporate existence, capacity and authorization, as well as operational and business matters relating to Path 15 Holdco and Path 15 Opco. The representations and warranties relating to certain fundamental matters survive until the expiry of applicable limitation periods, while those regarding operational and business matters relating to Path 15 Holdco and Path 15 Opco survive for a period of six months following closing. Atlantic Holdings has also agreed to waive and hold the Vendors harmless against any claims with respect to environmental matters.

Acquisition Credit Facility

Atlantic Holdings arranged the Acquisition Credit Facility to provide for a term loan of up to $100 million to assist in financing the Acquisition. The Acquisition Credit Facility was drawn in the amount of $88 million upon the closing of the Acquisition. Loans under the Acquisition Credit Facility bear interest at a rate equal to a Eurodollar Rate or a U.S. Base Rate, plus an applicable margin to those rates. The Acquisition Credit Facility matures on September 14, 2007 unless repaid earlier in accordance with its terms. Amounts drawn under the Acquisition Credit Facility are secured by a guarantee by the Company and a pledge of the Company's membership interests in Atlantic Holdings and are guaranteed by certain of its direct and indirect, wholly-owned subsidiaries. The obligations of Atlantic Holdings are secured by a pledge of its membership interests in the Project Holding Entities and the guarantees of certain of Atlantic Holdings' direct and indirect wholly-owned subsidiaries are secured by pledges of the membership interests or other securities they hold in subsidiary entities subject to the provisions of agreements governing or affecting interests in such subsidiaries which may restrict or prevent pledges in certain cases. The Company intends to use approximately Cdn$41 million of the net proceeds of the Offering to repay a portion of the outstanding balance under the Acquisition Credit Facility. The remainder of the outstanding balance under the Acquisition Credit Facility is expected to be repaid with the proceeds of a long-term loan which is anticipated to be put in place during the fourth quarter of 2006. See "Use of Proceeds".

The Acquisition Credit Facility contains customary representations, warranties, covenants (including restrictions on incurring additional indebtedness), conditions to funding and events of default.

The Acquisition Credit Facility is a direct obligation of Atlantic Holdings and is guaranteed by certain of the entities from which the Company receives its cash distributions and as a result, the amounts owing under the Acquisition Credit Facility and any interest thereon will be payable in priority to any cash distributions to holders of IPSs.

Amended Credit Facility

The Company has amended its existing revolving credit facility to facilitate the completion of the Acquisition as well as to make certain other related changes, including to provide for a cross-default to the Acquisition Credit Facility.

At or prior to the closing of the Offering, it is anticipated that the revolving credit facility and the Acquisition Credit Facility will be further amended to provide for the Debentures and related security. It is anticipated that the amended revolving credit facility and Acquisition Credit Facility will also include cross-default provisions under which certain defaults and breaches under the Debentures will constitute an event of default under such credit facilities.

STRUCTURE OF THE COMPANY

The following chart illustrates the structure of the Company immediately after giving effect to the Offering, the use of proceeds and the Acquisition.



Investors Owning Debentures
Public Investors
Investors Owning only Subordinated Notes
Debentures (Cdn $60 million)
Common Shares (100%)
Subordinated Notes (Cdn$304.9 million)
Subordinated Notes (Cdn$36.5 million)
The Company
Existing Investors
Common Membership Interests (14.9%)
Class B Preferred Membership Interests (100%)
Common Membership Interests (85.1%)
Class A Preferred Membership Interests (100%)
Senior Membership Interests (100%)
100%
Manager
Management Agreement
Atlantic Holdings
100%
100%
100%
100%
Teton Power Funding, LLC
Epsilon Power Funding, LLC
Umatilla Power Funding, LLC
Harbor Capital Holdings, LLC
Badger Creek
50.0%
50.0%
Orlando
JPPC
24.1%
49.9%
Pasco
Koma Kulshan
49.8%
29.5%
Rumford
Lake
100%
18.5%(1)
Selkirk
Mid-Georgia
50.0%
50.0%
Stockton
Onondaga
100%
50.0%
Topsham
18.9%
40.0%(1)
Javelin
Delta-Person
95.0%(1)
9.0%(1)
Gregory
Rumford
40.0%
100%
Chambers
Harbor Transmission LLC
100%
Path 15 Holdco
100%
Path 15 Opco

(1) Represents Atlantic Holdings' estimate of its share of the cash flow from the Project.

USE OF PROCEEDS

The net proceeds to the Company of the Offering of approximately Cdn$142 million will be used by the Company, directly or indirectly, for the following purposes: (i) approximately Cdn$101 million to redeem equity interests of Atlantic Holdings held by the Existing Investors; and (ii) approximately Cdn$41 million to partially repay the Acquisition Credit Facility.

After giving effect to the issuance of Securities pursuant to the Offering and the transactions contemplated hereby, the Company will own an approximate 85% common membership interest in Atlantic Holdings and the Existing Investors will own an approximate 15% common membership interest in Atlantic Holdings.

CONSOLIDATED CAPITALIZATION OF THE COMPANY

The table below sets out the consolidated capitalization of the Company. The historical amounts at December 31, 2005 and at June 30, 2006 were derived from the consolidated balance sheets of the Company as at December 31, 2005 and June 30, 2006, which are incorporated by reference in this short form prospectus. The *pro forma* amounts at June 30, 2006 give effect to the Acquisition, the Offering and the use of proceeds, as described herein.

Designation (Authorized)	At December 31, 2005 Historical (000's)	At June 30, 2006 Historical (000's)	At June 30, 2006 Pro Forma (000's)
Indebtedness:			
Revolving credit facility	$ 10,000	$ —	$ —
Long-Term Debt, including current portion(1)	246,040	234,801	450,457
Debentures(2)	—	—	53,144
Subordinated Notes and Separate Subordinated Notes(3)	251,844	262,352	305,078
Total Indebtedness	$507,884	$497,153	$808,679
Shareholders' Equity:			
Common Stock(3)	$148,025	$148,025	$184,434(4)
Common Shares (Authorized — Unlimited)	44,339.5	44,339.5	52,870.5

(1) Excludes the Subordinated Notes and Separate Subordinated Notes.

(2) Converted to U.S. dollars at the Bank of Canada's closing rate on September 20, 2006 of U.S.$1.00 equals Cdn$1.129.

(3) Historical amounts converted to U.S. dollars at the Bank of Canada's closing rate on the applicable balance sheet date. Adjustments to give effect to the Acquisition and the Offering converted at the Bank of Canada's closing rate on September 20, 2006 of U.S.$1.00 equals Cdn$1.129.

(4) Includes proceeds of the offering of IPSs of approximately $35,571 net of commissions and transaction costs attributable to the Common Shares.

EARNINGS COVERAGE RATIOS

The *pro forma* earnings coverage ratio set forth below has been prepared using *pro forma* financial information which has been prepared in accordance with Canadian GAAP. The *pro forma* earnings assume that there are no additional earnings derived from the net proceeds of the sale of the Debentures. Earnings coverage is equal to net income before interest expense on all long-term debt and income taxes, divided by interest expense on long-term debt (after giving effect to the Offering and the Acquisition and the repayment of a portion of the Acquisition Credit Facility as described herein).

In accordance with the presentation and measurement requirements of Canadian GAAP and after giving effect to the Offering, the Acquisition and the repayment of a portion of the Acquisition Credit Facility, the Company's *pro forma* interest requirements for all long-term debt, including the current portion, would have amounted to approximately $46.0 million and approximately $47.2 million for the 12 months ended December 31, 2005 and June 30, 2006, respectively. The Company's earnings before interest and income tax for the 12 months ended December 31, 2005 and June 30, 2006, respectively, was approximately $31.4 million and approximately $34.9 million which is 0.68 and 0.74 times the Company's *pro forma* interest requirements for the period. The additional earnings required to achieve an earnings coverage ratio of 1.0 would have been approximately $14.6 million and approximately $12.4 million for the 12 months ended December 31, 2005 and June 30, 2006, respectively.

The Company's *pro forma* earnings before interest and taxes after giving effect to the earnings of Path 15 Holdco for the year ended December 31, 2005 would have been approximately $60.8 million resulting in a *pro forma* earnings coverage ratio of 1.32.

The Company has determined that the fair value of the holder option embedded in the Debentures will be nominal at the time of issue and as a result the entire amount of the Debentures has been classified as a liability.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the relevant period, date of payment and the per IPS amount of the distributions paid by the Company on the IPSs from inception (in Canadian dollars):

Period	Payment Date	Per IPS Amount (Cdn$)
November 2004	January 31, 2005	0.0361[(1)]
December 2004	January 31, 2005	0.0834
January 2005	February 28, 2005	0.0834
February 2005	March 31, 2005	0.0834
March 2005	April 29, 2005	0.0834
April 2005	May 31, 2005	0.0834
May 2005	June 30, 2005	0.0834
June 2005	July 29, 2005	0.0834
July 2005	August 31, 2005	0.0834
August 2005	September 30, 2005	0.0834
September 2005	October 31, 2005	0.0859
October 2005	November 30, 2005	0.0859
November 2005	December 30, 2005	0.0859
December 2005	January 31, 2006	0.0859
January 2006	February 28, 2006	0.0859
February 2006	March 31, 2006	0.0859
March 2006	April 28, 2006	0.0859
April 2006	May 31, 2006	0.0859
May 2006	June 30, 2006	0.0859
June 2006	July 31, 2006	0.0859
July 2006	August 31, 2006	0.0859
August 2006	September 29, 2006	0.0859

(1) Includes distributions for the period from November 18, 2004, the date of completion of the IPO, to November 30, 2004.

The Company intends to continue to make distributions per IPS on a monthly basis in arrears on the last business day of each month to holders of record on the last business day of the preceding month. Subscribers who purchase IPSs pursuant to this Offering will be eligible to receive the distribution, anticipated to be paid on or about November 30, 2006, to IPS holders of record on October 31, 2006.

On September 15, 2006, the Company announced an increase in its monthly distribution by Cdn$0.0025 per IPS per month (Cdn$0.03 annually). The first distribution at the increased rate will be paid on or about October 31, 2006 to IPS holders of record on September 29, 2006.

DESCRIPTION OF IPSs

The Company is offering 8,531,000 IPSs in this Offering. Each IPS represents:

- one Common Share; and
- Cdn$5.767 aggregate principal amount of Subordinated Notes.

The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a stock split, recombination or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.

DBRS confirmed, as of September 22, 2006, a stability rating of STA-3 (low) with respect to the IPSs. The stability rating is based on a rating scale developed by DBRS that provides an indication of both the stability and sustainability of an issuer's distributable income. Ratings categories range from STA-1 to STA-7, with STA-1 being the highest. DBRS further separates the ratings into high, middle and low to indicate where they fall within the ratings category. Ratings take into consideration the seven main factors of: (i) operating and industry characteristics; (ii) asset quality; (iii) financial profile; (iv) diversification; (v) size and market position; (vi) sponsorship/governance; and (vii) growth. Issuers rated at STA-3 are considered by DBRS to have good distributions per IPS stability and sustainability, but performance may be more sensitive to economic factors, have greater cyclical tendencies, and may not be as well diversified as an issuer with a STA-2 rating, resulting in some potential for distributions per unit to fluctuate. Such issuers will not be above average in all areas of consideration, but will tend to outperform in many areas.

A stability rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by DBRS.

For additional information respecting the IPSs, including voluntary separation and recombination and automatic separation of the IPSs, see "Description of IPSs" at pages 36 to 39 of the AIF.

DESCRIPTION OF SUBORDINATED NOTES

Following completion of the Offering, there will be approximately Cdn$341 million aggregate principal amount of Subordinated Notes outstanding, including approximately Cdn$49 million aggregate principal amount of Subordinated Notes to be issued pursuant to the Offering. The Subordinated Notes will be issued under the Subordinated Note Indenture, among the Company, Atlantic Holdings, Computershare Trust Company of Canada, as trustee (the "Trustee") and certain others.

For additional information respecting the Subordinated Notes, including security and guarantees, optional redemption and restrictive covenants, see "Description of Subordinated Notes" at pages 39 to 44 of the AIF. The summary of certain provisions of the Subordinated Note Indenture in the AIF is subject to, and is qualified in its entirety by reference to, all the provisions of the Subordinated Note Indenture, a copy of which is available at www.sedar.com.

INFORMATION REGARDING GUARANTORS

The Subordinated Notes and the Debentures are secured by a pledge of the Company's membership interests in Atlantic Holdings and are guaranteed by Atlantic Holdings and certain of Atlantic Holdings' direct and indirect wholly-owned subsidiaries. The guarantee of Atlantic Holdings is secured by a pledge of its membership interests in Teton Power Funding, LLC and Epsilon Power Funding, LLC and the guarantees of certain of Atlantic Holdings' direct and indirect wholly-owned subsidiaries is secured by pledges of the membership interests or other securities they hold in subsidiary entities subject to the provisions of agreements governing or affecting interests in such subsidiaries which may restrict or prevent pledges in certain cases.

The consolidated financial statements of the Company include the consolidated financial results of the Company and its guarantor and non-guarantor subsidiaries. Summary consolidating financial information of the Company, the combined guarantor subsidiaries of the Company and the combined non-guarantor subsidiaries of

the Company as at and for the six month period ended June 30, 2006 and the year ended December 31, 2005 is as follows:

SELECTED FINANCIAL INFORMATION
(000s)

	The Company		Guarantor Subsidiaries of the Company		Non-Guarantor Subsidiaries of the Company		Consolidation Adjustments		Consolidated	
	As at and for the six months ended June 30, 2006	As at and for the year ended December 31, 2005	As at and for the six months ended June 30, 2006	As at and for the year ended December 31, 2005	As at and for the six months ended June 30, 2006	As at and for the year ended December 31, 2005	As at and for the six months ended June 30, 2006	As at and for the year ended December 31, 2005	As at and for the six months ended June 30, 2006	As at and for the year ended December 31, 2005
Statement of Operations and Deficit										
Project revenue	$ —	$ —	$ 514	$ 1,953	$112,623	$182,747	$ —	$ —	$113,137	$184,700
Project expenses	—	—	17	755	85,866	143,438	—	—	85,883	144,193
Project other income and (expenses)	—	—	38	34	1,742	7,715	—	—	1,780	7,749
Project income	—	—	535	1,232	28,499	47,024	—	—	29,034	48,256
Dividends received	22,983	38,460	41,588	81,968	—	—	(67,571)	(120,428)	—	—
Administrative and other expenses	26,340	33,958	(7,898)	(5,133)	—	—	2,162	17,401	20,604	46,226
Income (loss) before income taxes	(3,357)	4,502	53,021	88,333	28,499	47,024	(69,733)	(137,829)	8,430	2,030
Income taxes	502	2,468	(49)	71	—	—	—	—	453	2,539
Income (loss)	(3,859)	2,034	53,070	88,262	28,499	47,024	(69,733)	(137,829)	7,977	(509)
Balance Sheet										
Current assets	15,021	7,077	43,422	48,709	107,877	121,626	(24,389)	(15,946)	146,931	161,466
Investment in Guarantor Subsidiaries	316,752	339,735	—	—	—	—	(316,752)	(339,735)	—	—
Investment in non-Guarantor Subsidiaries	—	—	503,639	524,524	—	—	(508,639)	(524,524)	—	—
Other non-current assets	10,862	11,385	13,337	10,416	699,889	744,542	(1,127)	(1,179)	727,961	765,164
Total non-current assets	327,614	351,120	525,976	534,940	699,889	744,542	(826,518)	(865,438)	727,961	765,164
	342,635	358,197	575,398	583,649	807,766	866,168	(850,907)	(881,384)	874,892	926,630
Current liabilities	28,563	20,019	6,482	16,957	60,103	70,902	(22,912)	(14,515)	72,236	93,363
Non-current liabilities	262,352	251,844	23,891	27,020	239,024	270,742	163,002	169,479	688,269	719,085
Shareholders' equity	51,720	86,334	545,025	539,672	508,639	524,524	(990,997)	(1,036,348)	114,387	114,182
	$342,635	$358,197	$575,398	$583,649	$807,766	$866,168	$(850,907)	$ (881,384)	$874,892	$926,630

DESCRIPTION OF DEBENTURES

The Debentures will be issued under and pursuant to the provisions of a trust indenture to be dated the date of the closing of the Offering (the "Indenture") between the Company and Computershare Trust Company of Canada (the "Debenture Trustee"). The Debenture Trustee also acts as trustee for the Subordinated Notes issued pursuant to the terms of the Subordinated Note Indenture. See "Description of Subordinated Notes".

The following description of the Debentures is a brief summary of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to the Indenture. The following summary uses words and terms which will be defined in the Indenture. For full particulars, reference is made to the Indenture.

General

The aggregate principal amount of debentures authorized to be issued under the Indenture is unlimited. The Company may, from time to time, without the consent of the holders of the Debentures, issue additional

debentures in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of Cdn$1,000 and integral multiples thereof. At the closing of the Offering, the Debentures will be available for delivery in book-entry form only through the facilities of CDS. Holders of beneficial interests in the Debentures will not have the right to receive physical certificates evidencing their ownership of Debentures except under certain circumstances described under "— Book Entry, Delivery and Form". No fractional Debentures will be issued.

The Debentures will bear interest from the date of issue at a rate of 6.25% per annum payable semi-annually in arrears on April 30 and October 31 in each year, commencing on April 30, 2007 (each, an "Interest Payment Date"). The first interest payment will include accrued and unpaid interest for the period from the date of the closing of the Offering up to, but excluding April 30, 2007. Interest will be payable based on a 365-day year. The interest on the Debentures will be payable in lawful money of Canada as specified in the Indenture. At the option of the Company, subject to regulatory approval, the Company may deliver IPSs to its agent who shall sell such IPSs on behalf of the Company in order to raise funds to satisfy all or any part of the Company's obligations to pay interest on the Debentures, but in any event, the holders of Debentures shall be entitled to receive cash payments equal to the interest payable on the Debentures. See "— IPS Interest Payment Election". Any amounts paid or deemed to be paid as interest in respect of the Debentures will be subject to withholding tax as may be applicable.

The principal amount on the Debentures will be payable in lawful money of Canada as further described under "— Payment upon Redemption or Maturity" and "— Redemption and Purchase" and "— Put Right Upon a Change of Control" below.

The Debentures will be direct obligations of the Company and will be secured and will rank senior to the Company's obligations with respect to all existing and future Subordinated Indebtedness including the Subordinated Notes, but will rank junior to all existing and future Senior Secured Indebtedness including the Amended Credit Facility and the Acquisition Credit Facility as further described under "— Ranking" below. The Indenture will not restrict the Company from incurring additional indebtedness for borrowed money or otherwise from mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing.

The Debentures will be transferable, and may be presented for conversion, at the principal offices of the Debenture Trustee in Toronto, Ontario.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully-paid, non-assessable and freely-tradeable IPSs at any time prior to 5:00 p.m. (Toronto time) on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Company for redemption of the Debentures, at a conversion price of Cdn$12.40 per IPS (the "Conversion Price"), being a ratio of approximately 80.6452 IPSs for each Cdn$1,000 principal amount of Debentures. No adjustment will be made to the record date for distributions on IPSs issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures shall be entitled to receive, in addition to the applicable number of IPSs, accrued and unpaid interest in respect thereof for the period from the date of the latest Interest Payment Date to the date of conversion. Pursuant to the Indenture, a Debenture shall be deemed to be surrendered for conversion on the date on which it is so surrendered in accordance with the provisions of the Indenture and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received in proper form by the Debenture Trustee at its principal offices in Toronto, provided that if a Debenture is surrendered for conversion on a day on which the register of IPSs is closed, the holder of the Debentures entitled to receive IPSs shall become the holder of record of such IPSs as at the date on which such register is next reopened. Notwithstanding the foregoing, no Debentures may be converted on any Interest Payment Date and during the five business days preceding April 30 and October 31 in each year, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding IPSs; (b) the distribution of IPSs (or securities convertible into or exchangeable for IPSs) to all or substantially all holders of IPSs by way of

dividend or distribution or otherwise other than an issue of IPSs to holders of all or substantially all IPSs who have elected to receive dividends or distributions in the form of IPSs in lieu of receiving cash dividends or cash distributions paid in the ordinary course on the IPSs; (c) the issuance of options, rights or warrants to holders of IPSs entitling them to acquire IPSs or other securities convertible into or exchangeable for IPSs at less than 95% of the then Current Market Price of the IPSs; and (d) the distribution by the Company to all or substantially all holders of outstanding IPSs of (i) securities of any class other than IPSs, (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase IPSs or securities convertible into IPSs), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid (including payments on the Subordinated Notes) in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (a), (b), (c) or (d) above if, subject to prior regulatory approval, the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Company will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%.

In the case of any reclassification or change (other than a change resulting only from consolidation or subdivision) of the IPSs (or either of the Common Shares or Subordinated Notes comprising the IPSs) or in case of any amalgamation, consolidation or merger of the Company with or into any other entity, or in the case of any sale, transfer or other disposition of the properties and assets of the Company as, or substantially as, an entirety to any other entity, or the liquidation, dissolution or winding-up of the Company, the terms of the conversion privilege shall be adjusted so that each Debenture shall, after such reclassification, change, amalgamation, consolidation, merger sale or conveyance or liquidation, dissolution or winding-up or other similar transactions, be exercisable for the kind and amount of securities or property of the Company, or such continuing, successor or purchaser entity, as the case may be, which the holder thereof would have been entitled to receive as a result of such reclassification, change, amalgamation, consolidation, merger or sale if on the effective date thereof it had been the holder of the number of IPSs into which the Debenture was convertible prior to the effective date of such reclassification, change, amalgamation, consolidation, merger or sale or conveyance or liquidation, dissolution or winding-up or other similar transactions.

Upon the conversion of Debentures into IPSs pursuant to the conversion privilege, the Company will allocate the fair market value of such Debentures between the Common Shares and Subordinated Notes represented by IPSs acquired on the conversion on a reasonable basis. Such determinations will be disclosed in the continuous disclosure documentation of the Company as filed with the applicable securities regulators from time to time and by purchasing a Debenture, the holder is deemed to agree to such allocation and agrees not to take a contrary position for any purpose.

No fractional IPSs will be issued on any conversion of the Debentures, but in lieu thereof the Company shall satisfy such fractional interest by a cash payment equal to the Current Market Price of such fractional interest.

Redemption and Purchase

The Debentures may not be redeemed by the Company on or prior to October 31, 2009 (except in the case of a change of control). Thereafter, but prior to the Maturity Date, the Debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the weighted-average trading price of the IPSs on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given (or, if IPSs are not listed on the TSX or any other market, the fair market value of the securities comprising an IPS as determined by an independent financial advisor retained by the Company) is at least 125% of the Conversion Price.

The Company or any of its affiliates will have the right to purchase Debentures in the market, by tender or by private contract subject to regulatory requirements, provided however, that if an event of default under the Indenture has occurred and is continuing, the Company or any of its affiliates will not have the right to purchase the Debentures.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a *pro rata* basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Indenture will contain a covenant that so long as Debentures are outstanding the Company will not redeem the Subordinated Notes unless it concurrently redeems the Debentures.

Payment Upon Redemption or Maturity

On redemption or on the Maturity Date, the Company will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon.

IPS Interest Payment Election

Unless an event of default (as defined in the Indenture) has occurred and is continuing, the Company may elect, from time to time, subject to applicable regulatory approval, to issue and deliver freely-tradeable IPSs to its agent for sale in order to raise funds to satisfy the Company's obligations to pay interest on the Debentures in accordance with the Indenture (the "IPS Interest Payment Election") in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such IPSs by the agent. The Indenture will provide that, upon such election, the agent shall (i) accept delivery of IPSs from the Company; (ii) accept bids with respect to, and consummate sales of, such IPSs, each as the Company shall direct in its absolute discretion; (iii) invest the proceeds of such sales in short-term Canadian government obligations which mature prior to the applicable Interest Payment Date and deliver proceeds to holders of Debentures sufficient to satisfy the Company's interest payment obligations; and (iv) perform any other action necessarily incidental thereto. The amount received by a holder in respect of interest will not be affected by whether or not the Company elects to utilize the IPS Interest Payment Election.

Neither the Company's making of the IPS Interest Payment Election nor the consummation of sales of IPSs pursuant thereto will (i) result in the holders of Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date; or (ii) entitle or require such holders to receive any IPSs in satisfaction of the interest payable on the applicable Interest Payment Date.

Cancellation

All Debentures converted, redeemed or purchased as aforesaid will be cancelled and may not be reissued or resold.

Security and Guarantees

The Debentures will be secured by a pledge of the Company's membership interests in Atlantic Holdings and will be guaranteed by Atlantic Holdings and certain of Atlantic Holdings' direct and indirect wholly-owned subsidiaries at the time of the closing of the Offering. The Guarantee of Atlantic Holdings will be secured by a pledge of the membership interests of the Project Holding Entities and the Guarantees of certain of Atlantic Holdings' direct and indirect wholly-owned subsidiaries will be secured by pledges of the membership interests or other securities they hold in subsidiary entities subject to the provisions of agreements governing or affecting interests in such subsidiaries which may restrict or prevent pledges in certain cases.

Onondaga Cogeneration Limited Partnership's Guarantee will be secured by a pledge of certain of the Onondaga Project assets. None of the other Project Operating Entities are providing a Guarantee and none of the other Project assets will be pledged to secure a guarantee of, or indebtedness under, the Debentures. As a result, in the event of a bankruptcy, liquidation or reorganization of any Project Operating Entity other than Onondaga Cogeneration Limited Partnership, such Project Operating Entity will be required to pay the holders of its debt and its trade creditors before any monies or assets would be available to distribute to its equity holders.

Ranking

The Debentures will be secured indebtedness of the Company, will rank senior to Subordinated Indebtedness, but will rank junior to Senior Secured Indebtedness. Additionally, the Debentures will rank senior to any unsecured indebtedness of the Company (including trade payables) to the extent of the security therefor.

The indebtedness evidenced by each secured Guarantee will be secured indebtedness of each such Guarantor, and will be subordinated in right of payment, as set forth in the Indenture, to all existing and future Senior Secured Indebtedness of such Guarantor, including the Senior Secured Indebtedness under the Amended Credit Facility and the Acquisition Credit Facility but will rank senior to the Subordinated Notes and any unsecured indebtedness of each such Guarantor (including trade payables) to the extent of the security therefor.

The indebtedness evidenced by each unsecured Guarantee will be unsecured subordinated indebtedness of each such Guarantor and will be subordinated in right of payment, as set forth in the Indenture, to all existing and future secured indebtedness of such Guarantor, including the Senior Secured Indebtedness under the Amended Credit Facility and the Acquisition Credit Facility , and will rank *pari passu* in right of payment with all existing and future unsecured indebtedness of each such Guarantor (including trade payables) (unless stated otherwise in the instrument creating such Indebtedness).

The Indenture will not restrict the Company from incurring additional indebtedness for borrowed money or otherwise mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing.

Put Right Upon a Change of Control

Upon the occurrence of a Change of Control of the Company, each holder of Debentures may require the Company to purchase, on the Put Date as set out below, the whole or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof (the "Put Price") plus accrued and unpaid interest up to, but excluding, the Put Date.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered for purchase on the Put Date, the Company will have the right to redeem all the remaining Debentures on such date at the Put Price, together with accrued and unpaid interest up to, but excluding, such date. Notice of such redemption must be given to the Debenture Trustee prior to the Put Date and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered for purchase. The principal on the Debentures will be payable in lawful money of Canada.

The Indenture will contain notification provisions to the effect that:

(a) the Company will promptly give written notice to the Debenture Trustee of the occurrence of a Change of Control and the Debenture Trustee will thereafter give to the holders of Debentures a notice of the Change of Control, the repayment right of the holders of Debentures and the right of the Company to redeem untendered Debentures under certain circumstances; and

(b) a holder of Debentures, to exercise the right to require the Company to purchase its Debentures, must deliver to the Debenture Trustee, not less than five business days prior to the Put Date, written notice of the holder's exercise of such right, together with a duly endorsed form of transfer.

The Company will comply with the requirements of Canadian securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the Debentures in the event of a Change of Control.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all holders of Debentures resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 25%

of the principal amount of the then outstanding Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the then outstanding Debentures. In certain cases, the modification will, instead of or in addition to the foregoing, require assent by the holders of the required percentage of Debentures of each particularly affected series. Under the Indenture, the Debenture Trustee will have the right to make certain amendments to the Indenture in its discretion, without the consent of the holders of Debentures.

Events of Default

The Indenture will provide that an event of default in respect of the Debentures will occur if certain events described in the Indenture occur, including if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (i) failure for 30 days to pay interest on the Debentures when due; (ii) failure to pay principal or premium, if any, on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (iii) certain events of bankruptcy, insolvency or reorganization of the Company under bankruptcy or insolvency laws; (iv) failure to make any payment when due in respect of any indebtedness having an aggregate principal amount of more than $10,000,000; or (v) default in the observance or performance of any material covenant or condition of the Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Company specifying the default and requiring the Company to rectify same. If an event of default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon the request of holders of not less than 25% in principal amount of the then outstanding Debentures, declare the principal of (and premium, if any) and interest on all outstanding Debentures to be immediately due and payable.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures then outstanding and not less than 90% of the principal amount of the Debentures then outstanding (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by holders of Debentures who did not accept the offer on the terms offered by the offeror, provided that the holders of Debentures will have the right to elect to be paid the fair value of their Debentures by providing notice to the offeror and following the other procedures set forth in the Indenture.

Ownership Restrictions

There are ownership restrictions on the Debentures. The ownership restrictions that apply to the IPSs will apply equally to the holders of the Debentures. For a discussion of these ownership restrictions, please see "The Company — Limitations on ERISA Plan Ownership", "The Company — Limitation on U.S. Resident Ownership" and "The Company — Limitations on Ownership by Electric Utilities and Others" on pages 41 to 43 of the AIF, which discussion is incorporated by reference herein.

Book Entry, Delivery and Form

Debentures will be issued in the form of fully registered global Debentures (the "Global Debentures") held by, or on behalf of, CDS or its successor (the "Depository") as custodian for its participants.

All Debentures will be represented in the form of Global Debentures registered in the name of the Depository or its nominee. Purchasers of Debentures represented by Global Debentures will not receive Debentures in definitive form except in certain circumstances described in the Indenture. Rather, the Debentures will be represented only in "book-entry only" form (unless the Company, in its sole discretion, elects to prepare and deliver definitive Debentures in fully-registered form). Beneficial interests in Global Debentures, constituting ownership of the Debentures, will be represented through book-entry accounts of institutions (including the Underwriters) acting on behalf of beneficial owners, as direct and indirect participants of the Depository (the "participants"). Each purchaser of a Debenture represented by a Global Debenture will receive a customer confirmation of purchase from the Underwriter or Underwriters from whom the Debenture is purchased in accordance with the practices and procedures of the selling Underwriter or Underwriters. The

practices of the Underwriters may vary but generally customer confirmations are issued promptly after execution of a customer order. The Depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Debentures.

If the Depository notifies the Company that it is unwilling or unable to continue as depository in connection with the Global Debentures, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company and the Debenture Trustee are unable to locate a qualified successor, or if the Company elects, in its sole discretion, to terminate the book-entry system, with the consent of the Debenture Trustee, or if under certain circumstances described in the Indenture, an event of default has occurred, beneficial owners of Debentures represented by Global Debentures at such time will receive Debentures in registered and definitive form (the "Definitive Debentures").

Transfer and Conversion of Debentures

Transfers of interests in Debentures represented by Global Debentures will be effected through records maintained by the Depository for such Global Debentures or its nominees (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Unless the Company elects, in its sole discretion, to prepare and deliver Definitive Debentures, beneficial owners who are not participants in the Depository's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interests in Global Debentures, may do so only through participants in the Depository's book-entry system. The ability of a beneficial owner of an interest in a Debenture represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner's interest in a Debenture represented by a Global Debenture (other than through a participant) may be limited due to the lack of a physical certificate.

Registered holders of Definitive Debentures may transfer such Debentures upon payment of taxes, duties or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Debentures to the Debenture Trustee at its principal offices in Toronto, Ontario, or such other city or cities as may from time to time be designated by the Company, whereupon new Debentures will be issued in authorized denominations in the same aggregate principal amount as the Debentures so transferred, registered in the names of the transferees. No transfer or conversion of a Debenture will be registered during the period beginning five business days before the day of the mailing of a notice of redemption of the Debentures and ending on the close of business on the day of such mailing or on any Interest Payment Date or during the period from the fifth business day preceding the Interest Payment Date.

Payments

Payments of interest and principal on each Global Debenture will be made to the Depository or its nominee, as the case may be, as the registered holder of the Global Debenture. As long as the Depository or its nominee is the registered owner of a Global Debenture, such Depository or its nominee, as the case may be, will be considered the sole legal owner of the Global Debenture for the purposes of receiving payments of interest and principal on the Debentures and for all other purposes under the Indenture and the Debentures. The record date for the payment of interest will be that day which is the fifth business day preceding the applicable Interest Payment Date. Interest payments on Global Debentures will be made by electronic funds transfer or such other means as may be agreed to by the Debenture Trustee on the day interest is payable and delivered to the Depository or its nominee, as the case may be.

The Company understands that the Depository or its nominee, upon receipt of any payment of interest or principal in respect of a Global Debenture, will credit participants' accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debenture as shown on the records of the Depository or its nominee. The Company also understands that payments of interest and principal by participants to the owners of beneficial interests in such Global Debenture held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants. The responsibility and liability of the Company in respect of payments on Debentures represented by the Global Debenture is limited solely and exclusively, while

the Debentures are registered in Global Debenture form, to making payment of any interest and principal due on such Global Debenture to the Depository or its nominee.

If Definitive Debentures are issued instead of or in place of Global Debentures, payments of interest on each Definitive Debenture will be made by electronic funds transfer, if agreed to by the holder of the Definitive Debenture, or by cheque dated the Interest Payment Date and mailed to the address of the holder appearing in the register maintained by the registrar for the Debentures as soon as practicable following the applicable Interest Payment Date. Payment of principal at maturity will be made at the principal office of the paying agent in the City of Toronto (or in such other city or cities as may from time to time be designated by the Company) against surrender of the Definitive Debentures, if any.

Reports to Holders

The Company shall file with the Debenture Trustee, within 15 days after the filing thereof with the securities commission or securities regulatory authority in the provinces in which the Company is a reporting issuer (the "Securities Commissions"), copies of the Company's annual report and the information, documents and other reports that the Company is required to file with the Securities Commissions and deliver to holders of IPSs. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of the Securities Commissions, the Company shall provide to the Debenture Trustee (a) within 90 days after the end of each fiscal year, the annual financial statements of the Company, and (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements of the Company which in each case shall, at a minimum, contain such information as is required to be provided in financial statements under the laws of Canada or any province thereof to security holders of a company with securities listed on the TSX, whether or not the Company has any of its securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and accounting principles generally accepted in Canada. The Company will provide copies of such information, documents and reports to holders of Debentures upon request.

Governing Law

Each of the Indenture and the Debentures are governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein applicable to contracts executed and to be performed entirely in such Province.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated September 22, 2006 between the Company, Atlantic Holdings and the Underwriters (the "Underwriting Agreement"), the Company has agreed to issue and sell and the Underwriters have agreed to purchase on the closing date, being October 11, 2006 or such other date as may be agreed upon by the Company and the Underwriters, but in any event not later than October 31, 2006, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of the 8,531,000 IPSs offered hereby at a price of Cdn$10.55 per IPS for total consideration of Cdn$90,002,050 and Cdn$60,000,000 aggregate principal amount of the Debentures, payable against delivery by the Company of certificates evidencing the Securities. The Securities are being offered to the public in all of the provinces and territories of Canada. The Offering price of the Securities was determined by negotiation between the Company and the Underwriters. The Underwriting Agreement provides that the Company will pay the Underwriters' fee of Cdn$0.5275 per IPS and Cdn$40.00 per Debenture, for an aggregate fee payable by the Company of Cdn$6,900,103, in consideration for their services in connection with the Offering.

The Company has applied to list the IPSs (and the Common Shares forming part of such IPSs), the Debentures and the IPSs issuable upon conversion of the Debentures (and the Common Shares forming part of such IPSs) on the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Securities which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Securities.

The Underwriters are, however, obligated to take up and pay for all Securities if any Securities are purchased under the Underwriting Agreement.

Certain of the Underwriters and their affiliates have in the past provided and may from time to time in the future provide certain commercial banking, financial advisory, investment banking and other services to the Company for which they will be entitled to receive separate fees. Affiliates of BMO Nesbitt Burns Inc. are lenders to a subsidiary of the Company under the Amended Credit Facility and the Acquisition Credit Facility. Accordingly, the Company may be considered a "connected issuer" of BMO Nesbitt Burns Inc. under applicable securities laws in certain Canadian provinces and territories. As at September 22, 2006, outstanding borrowings under the Acquisition Credit Facility totalled $88 million and no amounts were drawn under the Amended Credit Facility. The Company intends to use approximately Cdn$41 million of the net proceeds from the Offering to partially repay its outstanding borrowings under the Acquisition Credit Facility. The Company is in compliance with the terms of the Acquisition Credit Facility and the Amended Credit Facility. Since the execution of the Acquisition Credit Facility and the Amended Credit Facility, respectively, the lenders have not waived a breach, on the part of the Company, of the Acquisition Credit Facility or the Amended Credit Facility. Other than as a result of the Acquisition, the financial position of the Company has not changed in any material manner since such indebtedness was incurred. For further details on the Acquisition Credit Facility, see "Path 15 Project — Acquisition Credit Facility". The decision to issue the Securities and the determination of the terms of the distribution were made through negotiations between the Company and the Underwriters. The lender of which BMO Nesbitt Burns Inc. is an affiliate did not have any involvement in such decision or determination. Other than as described above, none of the Underwriters or their affiliates will receive any benefit from the Offering except for the Underwriters' respective portions of the underwriting commissions payable by the Company.

Pursuant to policy statements of certain securities regulators, Underwriters may not, throughout the period of distribution, bid for or purchase IPSs or Debentures. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the IPSs or Debentures (as the case may be). These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. relating to market stabilization and passive market making activities and bids or purchases made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first mentioned exception, in connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the IPSs or Debentures (as the case may be) at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be interrupted or discontinued at any time.

The Company has agreed with the Underwriters not to issue, offer, sell, contract to sell or otherwise dispose of any IPSs, Debentures, Common Shares or Subordinated Notes of the Company or any securities convertible into or exercisable or exchangeable for any IPSs, Debentures, Common Shares or Subordinated Notes of the Company or financial instruments convertible into or exercisable or exchangeable for IPSs, Debentures, Common Shares or Subordinated Notes of the Company, or announce any intention to effect any of the foregoing, other than pursuant to a private sale for purposes of satisfying an exercise by the Existing Investors of their liquidity rights with respect to membership interests in Atlantic Holdings, for a period of 90 days from the date of Closing without the prior written consent of BMO Nesbitt Burns Inc., on behalf of the Underwriters, which consent may not be unreasonably withheld.

Subscribers under the Offering will be eligible to receive the distribution in the amount of Cdn$0.0884 per IPS to be paid by the Company on or about November 30, 2006 to IPS holders of record on October 31, 2006.

The Securities have not been and will not be registered under the U.S. Securities Act, or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act).

The Securities are issued in "book-entry only" form and must be purchased or transferred through a CDS Participant. At closing, the Company will cause a global certificate or certificates representing the Securities to be delivered to, and registered in the name of, CDS or its nominee. All rights of holders of Securities must be exercised through, and all payments or other property to which such holder is entitled will be made or delivered

by, CDS or the CDS Participant through which the holder of Securities holds such Securities. Each person who acquires Securities will receive only a customer confirmation of purchase from the Underwriter or registered dealer from or through which the Securities are acquired in accordance with the practices and procedures of that Underwriter or registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book-entry accounts for its CDS Participants having interests in the Securities. See "Description of IPSs" and "Description of Debentures".

INTEREST OF EXPERTS

The matters referred to under "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" and certain other Canadian legal matters relating to the Securities offered by this short form prospectus will be passed upon at the date of the closing of the Offering on behalf of the Company by Goodmans LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. The matters referred to under "Certain U.S. Federal Income Tax Considerations" and certain other U.S. legal matters relating to the Securities offered by this short form prospectus will be passed upon at the date of the closing of the Offering on behalf of the Company by Goodwin Procter LLP.

As at the date hereof, the partners and associates of each of Goodmans LLP, Blake, Cassels & Graydon LLP and Goodwin Procter LLP, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, Canadian counsel to the Company and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is, as of the date of this short form prospectus, a summary of the principal Canadian federal income tax considerations generally applicable under the *Income Tax Act* (Canada) and the regulations thereunder (the "Tax Act") to a holder who acquires Common Shares and Subordinated Notes as represented by the IPSs or the Debentures pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times, is resident or is deemed to be resident in Canada, holds the Common Shares and Subordinated Notes represented by the IPSs and the Debentures as capital property and deals at arm's length and is not affiliated with the Company (a "Holder" for the purposes of this section only). Generally, the Common Shares and Subordinated Notes represented by the IPSs and the Debentures will be considered to be capital property to a Holder provided that the Holder does not hold such securities in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who might not otherwise be considered to hold their Common Shares and Subordinated Notes represented by IPSs or Debentures as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" or a Holder an interest in which is a "tax shelter investment" (all as defined in the Tax Act).

This summary is based upon the facts set out in this short form prospectus, the provisions of the Tax Act in force on the date of this short form prospectus, counsels' understanding of the current published administrative policies and assessing practices of the CRA and certificates from the Company as to certain factual matters. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this short form prospectus. There can be no assurance that any such tax proposals will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or administrative policies or assessing practices, and does not take into account any provincial, territorial or foreign tax legislation or considerations which may differ significantly from those discussed in this short form prospectus.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Subordinated Notes represented by IPSs or

Debentures. Moreover, the income or other tax consequences of acquiring, holding or disposing of Common Shares and Subordinated Notes represented by IPSs or Debentures will vary depending on the Holder's particular circumstances, including the province or territory or provinces or territories in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Common Shares and Subordinated Notes represented by IPSs or Debentures. Investors should consult their own tax advisors for advice with respect to the tax consequences of an investment in Common Shares and Subordinated Notes represented by the IPSs and the Debentures based on their particular circumstances.

Nature of IPSs

In acquiring an IPS, a Holder will be acquiring ownership of the Common Share and Subordinated Notes represented by such IPS. The Common Share and Subordinated Notes represented by an IPS are separate properties and, accordingly, the price paid by a Holder for an IPS must be allocated on a reasonable basis between the Common Share and Subordinated Notes represented by the IPS in order to determine their respective cost to the Holder for purposes of the Tax Act. The Company proposes to allocate the price paid for each IPS on the basis of Cdn$4.90 to the Common Share and Cdn$5.65 to the Subordinated Notes and, by purchasing an IPS, a Holder is deemed to agree to such allocation. Although the Company believes this allocation to be reasonable, such allocation is not binding on the CRA. The cost to the Holder of the Common Shares and Subordinated Notes represented by IPSs acquired pursuant to the Offering must be averaged with the adjusted cost base of all other Common Shares and Subordinated Notes, respectively, held as capital property by the Holder at that time for purposes of calculating adjusted cost base of the Common Shares and Subordinated Notes represented by IPSs so acquired.

In disposing of an IPS, a Holder will be disposing of the Common Share and Subordinated Notes represented by such IPS. Any proceeds from the disposition (or deemed disposition) of an IPS must be allocated on a reasonable basis between the Common Share and Subordinated Notes represented by such IPS.

The separation by a Holder of an IPS into the Common Share and Subordinated Notes represented by such IPS will not be a disposition for purposes of the Tax Act, and, as such, the Holder will not realize a gain or loss upon such separation of the IPS into a Common Share and Subordinated Notes. The Holder's adjusted cost base of the Common Share and Subordinated Notes represented by an IPS will not be affected by such separation of an IPS into a Common Share and Subordinated Notes. Similarly, the combination by a Holder of a Common Share and Subordinated Notes into an IPS representing such Common Share and Subordinated Notes will not be a disposition for purposes of the Tax Act, and, as such, the Holder will not realize a gain or loss upon such delivery of the Common Share and Subordinated Notes in return for an IPS representing such Common Share and Subordinated Notes. The Holder's adjusted cost base of the Common Share and Subordinated Notes will not be affected by such delivery of the Common Share and Subordinated Notes in return for an IPS representing such Common Share and Subordinated Notes.

Taxation of the Company

The Company will be taxable on its income determined under the Tax Act for each taxation year. The Company has advised counsel that it expects that all or substantially all of the actual revenues of the Company will continue to consist of distributions from Atlantic Holdings. Atlantic Holdings is considered to be a corporation for Canadian income tax purposes and is a "foreign affiliate" and a "controlled foreign affiliate" of the Company for Canadian income tax purposes. Dividends paid by Atlantic Holdings to the Company will be included in computing the income of the Company. However, to the extent that such dividends are considered to have been paid out of the "exempt surplus" of Atlantic Holdings with respect to the Company, the amount of such dividends is deductible in computing the taxable income of the Company. Furthermore, to the extent dividends are considered to have been paid out of the "pre-acquisition surplus" of Atlantic Holdings with respect to the Company, the amount of such dividends are also deductible in computing the taxable income of the Company. However, the adjusted cost base to the Company of its membership interest in Atlantic Holdings is reduced to the extent that such dividends are considered to have been paid out of the "pre-acquisition surplus" of Atlantic Holdings with respect to the Company. If the adjusted cost base to the Company of its membership interest in Atlantic Holdings becomes a negative amount, the Company will be deemed to realize a capital gain equal to such amount for that year. To the extent that Atlantic Holdings or any other controlled

foreign affiliate of the Company earns income that qualifies as "foreign accrual property income" ("FAPI"), the FAPI allocable to the Company must be included in computing the income of the Company for Canadian income tax purposes, whether or not the Company actually receives a distribution of FAPI. Any amount so included in the income of the Company increases the adjusted cost base to the Company of its membership interest in Atlantic Holdings. At such time as the Company receives a dividend of this type of income that was previously treated as FAPI ("previously included FAPI"), that dividend will effectively not be taxable to the Company and there will be a corresponding reduction in the adjusted cost base to the Company of its membership interest in Atlantic Holdings. FAPI earned by a non-controlled foreign affiliate of the Company will be treated as "taxable surplus" which will only be taxed when distributed to the Company. The Company has advised counsel that it reasonably expects that dividends to be paid by Atlantic Holdings to the Company will be considered to be paid substantially out of the "exempt surplus" and "pre-acquisition surplus" of Atlantic Holdings with respect to the Company and, to a much lesser extent, out of "previously included FAPI" or "taxable surplus". The Company has advised counsel that it reasonably expects that the total of (i) the amount of FAPI allocable to the Company, (ii) the amount of dividends considered to have been paid by Atlantic Holdings to the Company out of the "taxable surplus" of Atlantic Holdings with respect to the Company (other than those paid out of "previously included FAPI"), (iii) the amount of taxable capital gains arising from the receipt of dividends out of the "pre-acquisition surplus" of Atlantic Holdings with respect to the Company, and (iv) other taxable income of the Company, if any, in respect of a period will continue to be less than the amount of interest payable on the Subordinated Notes in respect of the period.

To the extent that the proceeds from the issuance of the Subordinated Notes and the Debentures are used for the purpose of earning income, the Company will generally be entitled to deduct the interest paid by it on the Subordinated Notes and the Debentures in computing its income. To the extent that the deduction for interest on the Subordinated Notes and the Debentures and other deductible expenses of the Company creates a loss in a taxation year of the Company that loss will be a non-capital loss which may be carried back for three taxation years and forward for twenty taxation years and applied against the income of the Company (including taxable capital gains) for such years subject to the detailed rules in the Tax Act in that regard.

On October 31, 2003, the Department of Finance (Canada) released, for public comment, proposed amendments to the Tax Act that relate to the deductibility of interest and other expenses for income tax purposes for taxation years commencing after 2004. In general, these proposed amendments may deny the realization of losses by a taxpayer in respect of a business or property in a year if there is no reasonable expectation in that year that the business or property will produce a cumulative profit over the period that the business can reasonably be expected to be carried on or that the property can reasonably be expected to be held by the taxpayer. On February 23, 2005, the Minister of Finance (Canada) announced that an alternative proposal will be released for comment at an early opportunity that will address concerns that had been expressed during the consultation process on the "reasonable expectation of profit" test and the potential limitation on deductibility of ordinary commercial expenses.

Taxation of Dividends, Interest and Capital Gains

Since a Holder who holds an IPS will own the Common Share and Subordinated Notes represented by such IPS, the income tax consequences under the Tax Act of owning and disposing of an IPS (including the taxation of dividends and interest on the Common Share and Subordinated Notes, respectively, and the tax treatment of disposing of the Common Share and Subordinated Notes upon the disposition of an IPS representing such securities) will not differ from those associated with owning and disposing of those securities as is described below.

Interest on the Subordinated Notes and Debentures

A Holder that is a corporation, partnership, unit trust or a trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues to such Holder on the Subordinated Notes or Debentures to the end of that year or that becomes receivable or is received by the Holder before the end of that year, except to the extent that such interest was included in computing the Holder's income for a preceding taxation year. Any other Holder, including an individual, will be required to include in computing its income for a taxation year all interest on the Subordinated Notes or Debentures that is received or receivable by such Holder in that year (depending on the method regularly followed by the Holder in computing income) to the extent that such interest was not included in computing the Holder's income for a preceding taxation year. In addition, a Holder may be required to include in computing its income for a taxation year any interest that accrues to the Holder on the Subordinated Notes or Debentures up to any "anniversary day" (as defined in the Tax Act) of the Subordinated Notes or Debentures, respectively, in the year to the extent that such amount was not otherwise included in the Holder's income for that or a preceding taxation year. If interest on the Subordinated Notes or Debentures is deferred, a Holder may be required to include such amount in computing its income in accordance with the foregoing even though the Holder has not received a cash interest payment.

A Holder that is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on investment income, including interest income on the Subordinated Notes or Debentures.

The amount of interest on the Subordinated Notes or Debentures to be included in a Holder's income as described above will include United States withholding tax, if any, imposed in respect of the interest. To the extent that United States withholding tax is imposed in respect of interest on the Subordinated Notes or Debentures, the amount of such tax generally may be eligible for foreign tax credit or deduction treatment where applicable, subject to the detailed rules and limitations under the Tax Act, including the requirement for the credit that the Holder have sufficient United States source income (which would not include interest on the Subordinate Notes or Debentures). Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them having regard to their particular circumstances.

Exercise of the Conversion Privilege for Debentures

A Holder of Debentures who exercises the conversion privilege and receives Common Shares and Subordinated Notes represented by IPSs will be considered to have disposed of the Debentures for proceeds of disposition equal to the aggregate of the fair market value of the Common Shares and Subordinated Notes represented by IPSs so acquired at that time and the amount of any cash received in lieu of fractional IPSs. The Holder may realize a capital gain or capital loss computed as described below under "— Capital Gains and Losses". The cost to the Holder of the Common Shares and Subordinated Notes represented by IPSs acquired on a conversion of Debentures will be equal to their respective fair market value at that time based on a reasonable allocation of the fair market value of the Debentures so converted. As described above under "Description of Debentures — Conversion Privilege" the Company will allocate the fair market value of Debentures which are converted between the Common Shares and Subordinated Notes represented by IPSs acquired on the conversion on a reasonable basis and will disclose the basis for such determinations in its continuous disclosure documentation. By purchasing a Debenture, a Holder is deemed to agree to such allocation. Although the Company believes that the basis it will use for the allocation will be reasonable, such allocation will not be binding on the CRA. Such cost must be averaged with the adjusted cost base of all other Common Shares and Subordinated Notes, respectively, held as capital property by the Holder at that time for purposes of calculating the adjusted cost base of the Common Shares and Subordinated Notes represented by IPSs so acquired.

Disposition of Subordinated Notes or Debentures

On a disposition or a deemed disposition of Subordinated Notes or Debentures, including a redemption, repayment at maturity, or a conversion in the case of the Debentures, a Holder will generally be required to include in computing its income for the taxation year in which the disposition occurs the amount of interest

accrued on the Subordinated Notes or Debentures from the date of the last interest payment to the date of disposition, except to the extent that such interest has otherwise been included in computing the Holder's income for that year or a preceding taxation year.

Any amount paid by the Company as a penalty or bonus because of early repayment of all or part of the principal amount of the Subordinated Notes or Debentures will be deemed to be received by the Holder as interest on the Subordinated Notes or Debentures, respectively, and included in computing the Holder's income as described above, to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of, interest that would otherwise have been payable on the Subordinated Notes or Debentures, respectively, for periods ending after the payment of such amount.

In general, a disposition or a deemed disposition of a Subordinated Note or Debenture by a Holder will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any amount included in computing the Holder's income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Subordinated Note or Debenture, respectively, to the Holder immediately before the disposition (which will reflect any discount on the issuance of such Subordinated Note or Debenture). A Holder who receives Common Shares and Subordinated Notes represented by IPSs on the exercise of the conversion privilege in respect of the Debentures will be deemed to have disposed of such Debentures for proceeds of disposition equal to the fair market value at that time of the Common Shares and Subordinated Notes represented by IPSs so acquired. See "— Capital Gains and Losses" below.

Dividends on the Common Shares

Dividends received or deemed to be received by a Holder on the Common Shares will be required to be included in computing the Holder's income for purposes of the Tax Act. Dividends received or deemed to be received by a Holder who is an individual will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received by an individual from taxable Canadian corporations. The Notice of Ways and Means Motion that accompanied the May 2, 2006 Federal Budget proposes to enhance the dividend gross-up and tax credit mechanism applicable to certain eligible dividends payable by corporations resident in Canada after 2005. Draft legislation relating to these proposed amendments was released on June 29, 2006. Under the draft legislation, a dividend will be eligible for the enhanced gross-up and dividend tax credit if the dividend recipient receives written notice from the paying corporation designating the dividend as an "eligible dividend". There may be limitations on the ability of a corporation to designate dividends as "eligible dividends". There can be no assurance that this proposal will be enacted. A Holder that is a corporation generally will be entitled to deduct the amount of the dividend received or deemed to be received in computing its taxable income. A Holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) will generally be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Holder's taxable income.

Disposition of the Common Shares

A disposition or deemed disposition of Common Shares by a Holder will generally give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Holder of the Common Shares immediately before the disposition. See "— Capital Gains and Losses" below.

Capital Gains and Losses

One-half of the amount of any capital gain (a "taxable capital gain") realized by a Holder in a taxation year must be included in computing such Holder's income for that year, and one-half of any capital loss (an "allowable capital loss") realized by a Holder in a taxation year may be deducted from any taxable capital gains realized by the Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years, subject to and in accordance with the provisions of the Tax Act. A capital loss realized by certain Holders in respect of the

disposition or deemed disposition of Common Shares may be reduced in certain circumstances by the amount of any dividends, including deemed dividends, that have been received by such Holders on the Common Shares to the extent and in the manner provided for in the Tax Act.

A holder that is a Canadian controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on investment income, including taxable capital gains.

Alternative Minimum Tax

Individuals, including certain trusts, are subject to an alternative minimum tax. Dividends received or deemed to be received on the Common Shares and capital gains realized on a disposition or deemed disposition of Common Shares or Subordinated Notes represented by IPSs or Debentures may increase a Holder's liability for alternative minimum tax. Holders should consult their own advisors with respect to alternative minimum tax.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodwin Procter LLP, U.S. tax counsel to the Company ("U.S. Tax Counsel"), the following summary describes, as of the date of this short form prospectus, the material U.S. federal income tax considerations applicable to Non-U.S. Holders with respect to the purchase, ownership and disposition of IPSs, Debentures, Subordinated Notes or Common Shares. This summary is directed only to prospective purchasers of IPSs or Debentures in the Offering who are not U.S. persons under the Code. In addition to this summary, see "Risk Factors — Risks Related to the Structure of the Issuer and the Offering — U.S. Federal Income Tax Risks" in the AIF.

To ensure compliance with IRS Circular 230, purchasers of IPSs or Debentures are hereby notified that: (a) any discussion of federal tax issues in this short form prospectus is not intended or written by U.S. Tax Counsel to be relied upon, and cannot be relied upon by such purchasers, for the purpose of avoiding U.S. Federal Tax penalties that may be imposed under the Code; (b) such discussion is written to support the promotion or marketing of the transactions addressed herein; and (c) each prospective purchaser of an IPS or Debenture should seek based on his, her or its particular circumstances from an independent tax advisor.

Prospective purchasers of IPSs or Debentures should note that no rulings have been or will be sought from the IRS with respect to any of the U.S. federal income tax issues discussed in this summary. No statutory, administrative or judicial authority directly addresses the treatment of IPSs or instruments similar to IPSs or Debentures for U.S. federal income tax purposes. As a result, there can be no assurance that the IRS will not successfully challenge the conclusions reached in this summary. U.S. federal income tax treatment that is different from the conclusions reached in this summary could result in reduced payments to Non-U.S. Holders.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to Non-U.S. Holders in light of their personal circumstances. This summary does not address the U.S. federal income taxation of Non-U.S. Holders whose income from the ownership or disposition of IPSs, Debentures, Subordinated Notes or Common Shares is effectively connected with the conduct of a trade or business within the United States under the Code, nor does this summary address the U.S. federal income taxation of Non-U.S. Holders subject to special treatment under U.S. federal income tax laws, such as financial institutions, broker dealers, life insurance companies and tax-exempt organizations. This summary does not address the tax considerations applicable to persons who hold IPSs, Debentures, Subordinated Notes or Common Shares through a partnership. The U.S. federal income tax rules covering partnerships are complex. Persons that hold IPSs, Debentures, Subordinated Notes or Common Shares through one or more partnerships should consult their own tax advisors regarding the application of the U.S. federal income tax considerations discussed in this summary. This summary does not address the U.S. state or local tax considerations applicable to Non-U.S. Holders, nor does it address any tax consequences applicable to U.S. Holders.

This summary is not exhaustive of all possible U.S. federal income tax considerations applicable to an investment in IPSs or Debentures. This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of IPSs or Debentures. Prospective purchasers should consult their own tax advisors in determining the application to them of the U.S. federal income tax consequences set forth below and

any other U.S. federal, state, local, foreign or other tax consequences to them of the purchase, ownership and disposition of IPSs, Debentures, Subordinated Notes or Common Shares.

This summary is based on the Code, Treasury Regulations, IRS rulings and official pronouncements, judicial decisions and the Canadian Treaty, all as in effect on the date of this short form prospectus and all of which are subject to change, possibly with retroactive effect, or different interpretations, which could affect the accuracy of the statements and conclusions set forth below and the U.S. federal income tax consequences to Non-U.S. Holders. This summary is also based on certain certifications and determinations made by the Company and an independent financial advisor.

For purposes of this summary, a "Non-U.S. Holder" means a Holder that is not: (i) a citizen or individual resident in the United States for U.S. federal income tax purposes; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or a political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person. A "U.S. Holder" means any Holder that is not a Non-U.S. Holder.

Taxation of Non-U.S. Holders

Allocation of Purchase Price of IPSs

Ownership of IPSs should be treated for U.S. federal income tax purposes as direct ownership of the Subordinated Notes or Common Shares constituting the IPSs. The Company intends to treat the IPSs in this manner for all purposes and, by purchasing IPSs, the Non-U.S. Holder agrees to such treatment. If the treatment of the IPSs as ownership of the two underlying securities is not respected, then the IPSs could be treated as only a single security, which likely would be treated as equity of the Company rather than debt from a U.S. tax perspective. The remainder of this discussion assumes that the Company's intended treatment of ownership of an IPS as direct ownership of two separate securities will be respected for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the purchase price of an IPS should be allocated between its constituent Common Share and Subordinated Notes in proportion to the respective fair market values of each at the time of purchase. For each IPS in this Offering, the Company will report the initial fair market value of the constituent Common Share as Cdn$4.90 and the initial fair market value of the constituent Subordinated Notes as equal to Cdn$5.65 and, by purchasing IPSs in this Offering, the Non-U.S. Holder agrees to such allocation and agrees to not take a contrary position for any purpose. This allocation should result in the discount on the Subordinated Notes falling under a "de minimis" exception to the original issue discount ("OID") rules. This allocation, however, is not binding on the IRS or the courts, and the IRS may challenge this allocation. If this allocation is not respected, it is possible that the Subordinated Notes will be treated as having been issued with OID that is not de minimis. Assuming a Non-U.S. Holder satisfies the Portfolio Interest Exemption requirements described below under "Interest Received on Subordinated Notes", such Non-U.S. Holder would not be subject to withholding with respect to any such OID. If a Non-U.S. Holder failed to satisfy those requirements and any OID was determined to exceed the de minimis threshold, OID on the Subordinated Notes would be subject to a 30% U.S. withholding tax, unless such Non-U.S. Holder otherwise establishes an exemption from or reduced rate of withholding under a tax treaty and satisfies certain documentation requirements. In general, under the Canadian Treaty, Canadian residents would be entitled to a 10% withholding tax rate. The remainder of this discussion assumes that the Company's allocation of the Offering purchase price will be respected for U.S. federal income tax purposes.

Interest Received on Subordinated Notes and Debentures

Provided that the Subordinated Notes and the Debentures are respected as debt for U.S. federal income tax purposes (see "Taxation of the Company — Classification of Subordinated Notes and Debentures as Debt" below), since more than 80% of the assets of the Company are U.S. assets, interest paid on the Subordinated Notes and the Debentures will be "branch interest" under Code section 884 and will be treated as if paid by a

U.S. corporation. As such, interest paid on the Subordinated Notes to Non-U.S. Holders should qualify for the "Portfolio Interest Exemption" from U.S. federal income tax, provided:

(a) the Non-U.S. Holder is not a Disqualified Recipient, and

(b) either: (i) the Non-U.S. Holder certifies to the Company or its agent on IRS Form W-8BEN (or a suitable substitute or successor form) under penalties of perjury that such Non-U.S. Holder is not a "United States person" (as defined in the Code) and provides its name and address; (ii) a "qualified intermediary" (as defined in applicable Treasury Regulations) receives documentation upon which it can rely to treat the Non-U.S. Holder as not a United States person and provides the Company with an IRS Form W-8IMY (or a suitable substitute or successor form); or (iii) certain other documentation requirements are met.

If a Non-U.S. Holder does not satisfy these requirements, interest paid on the Subordinated Notes to such Non-U.S. Holder will be subject to a 30% U.S. withholding tax, unless such Non-U.S. Holder otherwise establishes an exemption from or reduced rate of withholding under a tax treaty and satisfies certain documentation requirements. In general, under the Canadian Treaty, Canadian residents are entitled to the reduced U.S. withholding tax rate of 10% on U.S. source interest.

Distributions with Respect to Common Shares

Provided a Non-U.S. Holder satisfies certain documentation requirements (generally as described in paragraph (b) under "— Interest Received on Subordinated Notes and Debentures" above), distributions paid with respect to the Common Shares to such Non-U.S. Holder should not be subject to U.S. withholding tax. If such documentation requirements are not satisfied, the Non-U.S. Holder may be subject to backup withholding. See "Information Reporting and Backup Withholding" below.

Disposition, Separation and Recombination of IPSs; Disposition of Debentures

A Non-U.S. Holder should not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of IPSs, Debentures, Subordinated Notes or Common Shares unless: (i) the Non-U.S. Holder is an individual who is present in the U.S. for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met; or (ii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

If a Non-U.S. Holder separates an IPS into its constituent Common Share and Subordinated Notes or recombines a Common Share with Subordinated Notes to form an IPS, the Non-U.S. Holder should not recognize gain or loss for U.S. federal income tax purposes upon such separation or recombination. The U.S. federal income tax consequences described in this summary should not be affected by a separation or recombination.

Conversion of Debentures into IPSs

A Non-U.S. Holder should not be subject to U.S. federal income tax upon conversion of the Debentures into IPSs. For U.S. federal income tax purposes, a Non-U.S. Holder must allocate its adjusted tax basis it had in any Debentures among the Subordinated Notes and Common Share components of the IPSs received upon conversion based upon the relative fair market values of the Subordinated Notes and Common Share at that time.

Assuming that the Subordinated Notes forming part of the IPSs issued upon conversion are treated as debt for U.S. federal income tax purposes, as discussed below, Non-U.S. Holders of such Subordinated Notes generally would be treated for U.S. federal income tax purposes in the same manner as described above with respect to Non-U.S. Holders of IPSs. However, any such Non-U.S. Holder that is a Disqualified Recipient should consult its U.S. tax advisor regarding the possibility that any Subordinated Notes issued upon conversion of Debentures could be treated as issued with OID for U.S. federal income tax purposes. In the event that any Subordinated Notes forming part of IPSs issued upon conversion are treated as equity rather than debt for U.S. federal income tax purposes, then distributions with respect to such Subordinated Notes will generally be

treated for U.S federal income tax purposes as described above under "— Distributions with Respect to Common Shares" rather than as interest.

Information Reporting and Backup Withholding

The Company will, where required, report to the IRS the amount of any interest paid on the Subordinated Notes and Debentures and dividends paid on its Common Shares and the amounts, if any, of federal income tax withheld with respect to such payments. Backup withholding tax, currently at a rate of 28%, may apply to amounts paid by the Company with respect to Common Shares held by a Non-U.S. Holder if the Non-U.S. Holder fails to satisfy certain documentation requirements (generally as described in paragraph (b) under "Interest Received on Subordinated Notes" above). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded, provided certain required information is provided to the IRS.

In the event that any Subordinated Notes, including both Subordinated Notes issued as part of IPSs in the Offering or upon conversion of any Debentures into IPSs (assuming such Subordinated Notes constitute debt), are treated as issued with OID (in excess of the de minimis threshold) for U.S. federal income tax purposes, the Company may not be able to properly identify which holders of Subordinated Notes own the Subordinated Notes issued with OID. As a result, the Company may not be able to properly report OID to holders of the Subordinated Notes and to the IRS pursuant to the information reporting requirements, if applicable. This could result in penalties being imposed on the Company by the IRS.

Taxation of the Company

Generally

For U.S. federal income tax purposes, the Company's distributive share of Atlantic Holdings' income arising from the Projects' business operations in the U.S. will generally be treated as effectively connected with a U.S. trade or business ("ECI"), and all or a portion of the Company's other income, including the Company's distributive share of other income of Atlantic Holdings, could be treated as ECI. The Company will generally be subject to a 35% U.S. federal income tax on its net taxable income which is ECI or, if applicable, the "alternative minimum tax" of 20% on "alternative minimum taxable income" which is ECI. In computing its U.S. taxable income, however, subject to the discussion under "Classification of Subordinated Notes and Debentures as Debt" and "Earnings Stripping Rules — Section 163(j)" below, the Company should be able to deduct interest paid on the Subordinated Notes and Debentures or other deductible expenses incurred by the Company, including the Company's distributive share of expenses of Atlantic Holdings, in each case to the extent that any such deductions are allocable to the Company's income which is ECI. In addition to the U.S. federal income tax on taxable income which is ECI, the Company will be liable for a 5% branch profits tax on its after-tax earnings attributable to ECI. See "Branch Profits Tax" below.

The Company may also be subject to a 30% U.S. withholding tax on certain types of income which are not ECI, but are derived by the Company from U.S. sources (whether directly or indirectly through one or more partnerships it owns), unless the Company otherwise establishes an exemption from, or reduced rate of, withholding under the Canadian Treaty. These types of income generally include dividends, rents, royalties, compensation, certain interest and other "fixed or determinable annual or periodic" income (collectively referred to as "FDAP"). Unless an exception applies, the Company will be subject to withholding tax on the gross amount of any FDAP income, and will not be entitled to a U.S. tax deduction for any expenses, including interest on the Subordinated Notes, to the extent allocable to FDAP income. However, the Company may elect to treat rents from real property situated in the U.S. and certain other income that would otherwise be FDAP as ECI, in which case the income and its allocable expenses would be taxable as described in the preceding paragraph.

Company Taxed on Distributive Share of Projects' Income

The Projects will be treated as owned by partnerships for U.S. federal income tax purposes (the "Project partnerships"), except to the extent that they are directly or indirectly wholly owned by Atlantic Holdings, in which case they will be treated as owned directly by Atlantic Holdings. Atlantic Holdings will also be treated as a

partnership for U.S. federal income tax purposes for any period during which it has more than one owner, and as a disregarded branch of its owner (e.g., the Company) if at any time it has only one owner for U.S. federal income tax purposes. As such, the Project partnerships and Atlantic Holdings will not themselves be subject to U.S. federal income tax. Rather, each Project partnership will compute its income, gains, losses, deductions and credits under U.S. tax rules and will allocate such items to its partners, including Atlantic Holdings, generally in accordance with their percentage interests. Similarly, Atlantic Holdings will compute its distributive share of income, gains, losses, deductions and credits from the Project partnerships, as well as any items it realizes directly or through disregarded entities, and will allocate such items to its partners, including the Company. However, assuming that a Code section 754 election is in effect for each partnership for the taxable year of the Offering, the Company's taxable income from Atlantic Holdings (including its indirect income from each Project partnership) should be reduced by depreciation and amortization deductions in amounts generally determined in a manner similar to what they would have been if the Company had purchased a rateable portion of the assets of Atlantic Holdings and each Project partnership for an aggregate amount equal to the amount paid for its interest in Atlantic Holdings, increased by the Company's portion of any debt of the Project partnership.

Atlantic Holdings will be subject to the withholding tax rules of Code section 1446. Therefore, Atlantic Holdings will generally be required to deduct and withhold, on a quarterly basis, 35% of the taxable income realized by it (whether directly or through a Project partnership) that is effectively connected with a U.S. trade or business and is allocable to the Company. Any amounts so withheld will be treated for all purposes as distributed to the Company. The amounts withheld will be calculated using only income, gains, losses, deductions and credits realized by Atlantic Holdings, whether directly or through a Property partnership (including depreciation and amortization deductions allocated to the Company), and only to the extent that such income, gains, losses, deductions and credits are effectively connected with a U.S. trade or business. Other deductions, including deductions attributable income of Atlantic Holdings which is not ECI and deductions for any expenses incurred directly by the Company, including interest paid on the Subordinated Notes, will not reduce the amount withheld. However, the Code section 1446 withholding tax is not an additional tax and will be credited against the U.S. tax liability of the Company. Thus, if the amount withheld by Atlantic Holdings under Section 1446 for a taxable year exceeds the Company's actual U.S. federal income tax liability attributable to its net income which is ECI, such excess will be refundable. Provided that the Subordinated Notes and Debentures are respected as debt for U.S. federal income tax purposes (see "Classification of Subordinated Notes and Debentures as Debt" below), in determining its net income which is ECI, the Company should be able to deduct interest payments on the Subordinated Notes and Debentures as discussed above, and accordingly expects a significant portion of such withheld amount to be refundable for periods during which the Subordinated Notes and Debentures are outstanding.

Classification of Subordinated Notes and Debentures as Debt

U.S. Tax Counsel has advised the Company and the Underwriters, as applicable, that the Subordinated Notes and Debentures should be treated as debt for U.S. federal income tax purposes. Such advice is based in part on facts described in this short form prospectus and on various other opinions, assumptions, customary representations and determinations discussed in more detail in the following paragraphs. Any alteration or incorrectness of such facts, opinions, assumptions, representations or determinations could adversely affect such advice, and such advice is not binding on the IRS or the courts, which could disagree. The Company intends, and by acquiring Subordinated Notes (directly or as part of an IPS) or Debentures each holder of Subordinated Notes or Debentures agrees, to treat the Subordinated Notes and Debentures as debt of the Company for all purposes.

The determination of whether the Subordinated Notes and Debentures are debt or equity for U.S. federal income tax purposes is based on an analysis of the facts and circumstances. Generally, the IRS will not issue a ruling on whether an advance is to be treated as debt or equity. There is no clear statutory definition of debt and its characterization is governed by principles developed in case law, which analyzes numerous factors that are intended to identify the economic substance of the investor's interest in the corporation. U.S. Tax Counsel's determination that the Subordinated Notes and Debentures should be treated as debt for U.S. federal income tax purposes relies upon certain customary representations and determinations by the Company and an

independent financial advisor, including, among others, representations and determinations substantially to the effect that:

- The principal amount, interest rate, issue price, term, security and other material provisions of the Subordinated Notes, when taken together and considered as a whole, are commercially reasonable and are substantially similar to those terms to which an unrelated third party lender, not owning equity in the Company and bargaining at arm's length with the Company, would reasonably agree, where such lender would ordinarily be considered by knowledgeable corporate finance experts to be a lender in the corporate bond market or other market for corporate debt and not primarily an investor in equity.
- The ratio of the aggregate amount of indebtedness of the Company to its aggregate capital and the Company's Cash Flow Coverage Ratio (as defined in the Indenture) are commercially reasonable under the circumstances.
- The Company expects to be able to pay the interest and principal due on the Subordinated Notes and Debentures in full in accordance with their terms.
- After the completion of the Offering, the ratio of the sum of all debt of the Company (including the Subordinated Notes and Debentures but excluding debt of the Company's subsidiaries) to the fair market value of the Common Shares will be approximately 3.1 to one.

In light of the representations and determinations described above and their relevance to several of the factors analyzed in case law, and taking into account the facts and circumstances relating to the issuance of the Subordinated Notes and Debentures, in the opinion of U.S. Tax Counsel the Subordinated Notes and Debentures should be treated as debt for U.S. federal income tax purposes. However, there is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes which are offered in circumstances similar to this Offering (i.e., as part of a unit that includes common shares of the issuer) or of the Debentures. In light of this absence of direct authority, U.S. Tax Counsel cannot conclude with certainty that the Subordinated Notes and Debentures will be treated as debt for U.S. federal income tax purposes, and, although the Company intends to take the position that the Subordinated Notes and Debentures are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Subordinated Notes and Debentures would be recharacterized as non-deductible distributions with respect to the Company's equity, and the Company's net taxable income which is ECI and thus its U.S. federal income tax liability would be materially increased. As a result, the Company's after-tax cash flow would be reduced and the Company's ability to make interest payments on Subordinated Notes and Debentures and distributions with respect to Common Shares could be materially and adversely impacted. In addition, if such challenge were sustained, interest payments on the Subordinated Notes and Debentures would be treated for U.S. federal income tax in the same manner as distributions with respect to Common Shares, as could all or a portion of any repayment of principal on the Subordinated Notes and Debentures. See "Taxation of Non-U.S. Holders — Distributions with Respect to Common Shares" above.

Even if the IRS accepts the characterization of the Subordinated Notes as debt, there can be no assurance that the IRS will not claim that the interest rate on the Subordinated Notes is in excess of an arm's length rate, or that Non-U.S. Holders paid more for the Subordinated Notes than their face amount. If any such challenge were sustained, the Company would not be able to deduct all of the interest paid on the Subordinated Notes and the Company's taxable income and U.S. federal income tax liability could be materially increased. As a result, the Company's after-tax cash flow could be reduced and the Company's ability to make interest payments on Subordinated Notes and Debentures and/or distributions with respect to Common Shares could be materially and adversely impacted.

Earnings Stripping Rules — Section 163(j)

Code section 163(j) is another potentially limiting factor on the Company's ability to deduct interest paid on the Subordinated Notes. In general, Code section 163(j) limits a corporation's deductions for interest paid to related foreign persons exempt from U.S. tax in years that: (i) the debt-to-equity ratio of the U.S. corporate taxpayer exceeds 1.5 to 1 (based on the tax basis of assets), and (ii) the corporation's net interest expense (i.e., the excess of interest expense over interest income) exceeds 50% of "adjusted taxable income". Adjusted

taxable income is generally defined as the corporation's taxable income before net interest expense, depreciation, and amortization. For purposes of Code section 163(j), a corporation and a creditor of the corporation will generally be "related" if the creditor owns, directly or by attribution, more than 50% of the corporation by vote or value. Under current law, assuming no Non-U.S. Holder owns more than 50%, directly or by attribution, of the Common Shares, Code Section 163(j) should not apply to limit the Company's ability to deduct interest paid on the Subordinated Notes.

Various proposals have been introduced in the U.S. Congress to amend Code section 163(j). Prospects for the enactment of such legislation are uncertain. Although U.S. Tax Counsel believes that none of the current proposals to amend Code section 163(j) would affect the deductibility of interest paid by the Company on the Subordinated Notes, the ultimate form of legislation amending Code section 163(j), if any is enacted, is uncertain.

Conversion of Debentures into IPSs; Classification of Subordinated Notes Issued Upon Conversion

The conversion of Debentures into IPSs generally will not give rise to any tax deduction for the Company. Whether any Subordinated Notes issued as part of IPSs upon conversion of a Debenture will be treated as debt or equity for U.S. federal income tax purposes will be determined at the time of conversion based on the facts and circumstances at that time. As a result, even if the Debentures and Subordinated Notes issued in the Offering are properly treated as debt, there can be no assurance that any Subordinated Notes issued upon conversion of any Debentures will be so treated. However, assuming that the facts, circumstances, and tax rules applicable at the time of conversion are similar to those existing today, including but not limited to the representations and determinations described above continuing to be true, the Company would expect that any such Subordinated Notes should also be treated as debt for U.S. federal income tax purposes. Even if any such Subordinated Notes are treated as debt, the Company may not be able to deduct the full amount of interest payable in the Subordinated Notes if and to the extent that any such Subordinated Notes are treated as issued at a premium to their principal amount for U.S. federal income tax purposes.

Branch Profits Tax

Under the "branch profits tax" rules of Code section 884 (as modified by the Canadian Treaty), distributions from the Atlantic Holdings to the Company, to the extent such distributions are not in excess of the Company's earnings and profits attributable to ECI, will be subject to a 5% tax. If deductions for interest paid on the Subordinated Notes and/or Debentures are denied or limited (as discussed above) the Company's earnings and profits and hence its liability for branch profits tax could increase substantially. As a result, the Company's after-tax cash flow could be reduced and/or the Company's ability to make interest payments on Subordinated Notes and Debentures and distributions with respect to Common Shares could be materially and adversely impacted.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments — Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, "Financial Instruments — Recognition and Measurement," effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company has not yet determined the effect that these new standards will have on its consolidated financial position and results of operations.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income," and Section 3251, "Equity," effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed

with the same prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements in Section 1530. The Company has not yet determined the effect these new standards will have on its consolidated financial position and results of operations.

Hedges

In January 2005, the CICA released new Handbook Section 3865, "Hedges," effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. The Company has not yet determined the effect these new standards will have on its consolidated financial position and results of operations.

RISK FACTORS

An investment in the IPSs or the Debentures and the Common Shares and Subordinated Notes represented by IPSs, involves a number of risks in addition to those described under "Forward-Looking Statements". In addition to other information contained or incorporated by reference in this short form prospectus, prospective investors should give careful consideration, in light of their own financial circumstances, to the factors set out under "Risk Factors" in the AIF and the following factors. Any of the matters highlighted in the risk factors could have a material adverse effect on the Company's results of operations, business prospects or financial condition, the cash available to the Company for distribution to holders of IPSs, Debentures, Common Shares and Subordinated Notes or on the market price or value of IPSs, Debentures, Common Shares or Subordinated Notes.

Risks Related to the Path 15 Project

Unresolved Ratemaking Issues Under FERC Review Could Adversely Affect Cash Flows

There are currently two material ratemaking issues related to the Path 15 Project under FERC review that could affect the revenue earned by Path 15 Opco. These issues are expected to be determined by the FERC commissioners by the end of the fourth quarter of 2006. Given the potential impact of the ruling on Path 15 Opco's cash flows, the Company negotiated certain purchase price adjustments in the Purchase and Sale Agreement in the event of an adverse outcome. Specifically, $24.1 million of the purchase price is being held in escrow pending the FERC's final determination of two ratemaking issues. If the FERC's resolution of the outstanding rate issues is favourable to Path 15 Opco, a portion or all of the amount held in escrow will be released to the Vendors in accordance with a formula set forth in the Purchase and Sale Agreement. If the FERC's resolution of the outstanding rate issues is not favourable to Path 15 Opco, the purchase price for the Acquisition will be reduced in accordance with a formula set forth in the Purchase and Sale Agreement and all or a portion of the amount held in escrow will be returned to Atlantic Holdings. It is also possible that the FERC's decision could be appealed to the circuit courts. The FERC's ruling would take effect throughout the duration of any appeal. The Company has been advised by its legal counsel in connection with the FERC matters that a successful appeal of a FERC decision on these issues is unlikely.

In December 2004, the FERC ordered that rates for Path 15 Opco be established consistent with the filed revenue requirement, subject to refund. A number of parties intervened in the case, raising objections to certain elements of the filing. Testimony was submitted by various parties and a hearing was held before the FERC Administrative Law Judge in September 2005. The major issues raised by interveners in the setting of Path 15 Opco's rates included:

- Inclusion of prepaid expenses for financing-related reserve obligations as rate base items;
- Proper methodology for calculating Path 15 Opco's allowance for working capital and the proper amount for this allowance;
- Proper methodology for calculating Path 15 Opco's allowance for funds used during construction and the proper amount for this allowance; and
- The recovery of costs associated with the WAPA's capacity allocation.

In December 2005, the FERC Administrative Law Judge issued an initial decision that reduced the amount of working capital included in the rate base and excluded various debt service and liquidity reserves from the rate base. The FERC Administrative Law Judge upheld Path 15 Opco's calculation of the allowance for funds used during construction and removed the issue of the WAPA's cost recovery from the current proceeding. The net impact of excluding the working capital and various reserves from the rate base would be a reduction in the return on investment portion of rates, totalling approximately $2.3 million a year for the period 2005 to 2007.

Path 15 Opco filed exceptions to the FERC Administrative Law Judge's proposed findings and expects a final order to be issued by the FERC by the end of the fourth quarter of 2006. If the FERC Administrative Law Judge's decision is upheld, a refund obligation of approximately $6.5 million would be generated to account for the approximately $2.3 million of over collection per year since the beginning of the Path 15 Project's commercial operations in December 2004. This refund obligation would be netted out of rates in 2007 and would be expected to trigger the withholding of cash at Path 15 Opco preventing the payment of distributions to the equity owners until mid-2008.

Future FERC Rate Determinations Could Negatively Impact Cash Flows

The stability of Path 15 Opco's cash flows will continue to be subject to the risk related to the FERC's authority to adjust the expected formulation of revenues upon its rate review every three years. The cost-of-service methodology currently applied by the FERC is well established and transparent, however certain inputs in the FERC's determination of rates are subject to its discretion, which include return on equity and the recovery of certain extraordinary expenses. Unfavourable decisions on these matters could adversely affect the cash flow, financial position and results of operations of Path 15 Opco and Path 15 Holdco, and the Company, and could adversely affect the cash available for distribution by the Company.

Significant Adverse Changes in Debt Markets and/or Interest Rates May Prevent the Company from Repaying the Acquisition Credit Facility on the Expected Timeline

The Manager intends to use a portion of the net proceeds of the Offering and a long-term non-recourse loan at Harbor Transmission, LLC to pay down the Acquisition Credit Facility. In the event of a significant adverse change in debt markets and/or interest rates, it is possible that the Company may be unable to repay the Acquisition Credit Facility on the expected timeline. However, the Company currently has sufficient funds available under the Amended Credit Facility to repay the outstanding balance on the Acquisition Credit Facility following the Offering should such events occur.

Counterparty Credit

The CAISO operates as a clearinghouse for the settlement of third-party transactions involving purchases and sales of power in California. The CAISO does not purchase or sell power for its own account, but relies on payments owed to it by investor-owned utilities and other users of the California transmission grid. The CAISO transmission system users are required to have an approved short-term credit rating (A1 — S&P, F1 — Fitch IBCA, P1 — Moody's). If these rating standards are not attained, the transmission system user must provide an acceptable letter of credit, an acceptable surety bond, a guarantee of a company with an approved credit rating, a cash deposit, a certificate of deposit or a payment bond certificate. Despite these mitigating factors, it is possible that a payment problem could reduce revenues received by Path 15 Opco and the Company.

Tax Risks Associated with the Depreciation of TSRs

The current owners of Path 15 Opco have been depreciating their ownership of TSRs as a transmission asset for tax purposes. The Company expects that it will depreciate its investment on the same basis. However, there can be no assurance that the IRS will not challenge the tax treatment related to the depreciation of TSRs in a manner which adversely affects the Company by, for example, determining that TSRs are undepreciable intangible property. If such a challenge were sustained, depreciation on TSRs could be recharacterized as non-deductible and the taxable income and tax liability associated with the Path 15 Project could be materially increased. If taxes increase at Path 15 Opco, Path 15 Opco can submit to the FERC for a prospective recovery of these increases.

Income Tax Allowances Included by Path 15 Opco in its Rates have been Challenged by Certain Parties and Path 15 Opco may be Subject to a Refund Liability

On October 4, 2004, Path 15 Opco filed a Revenue Requirement and Transmission Owner Tariff with the FERC to recover investment costs related to the Path 15 Project. On November 17, 2005, the FERC issued an order related to Path 15 Opco's proposed income tax allowance in rates, determining that the owners of Path 15 Opco have an actual or potential income tax liability with respect to the income from Path 15 Opco. Pursuant to the FERC's income tax policies, the FERC order permitted Path 15 Opco to include a tax allowance in its rates. On April 13, 2006, a request filed by certain third parties for a rehearing of the FERC's order was denied.

On June 1, 2006, the Transmission Agency of Northern California (the "TANC") petitioned the United States Court of Appeals for the District of Columbia Circuit for review of the FERC's order permitting Path 15 Opco to include an income tax allowance in its rates. As of the date hereof, the appeal is still pending. In the event the appeal is successful and the FERC's order granting Path 15 Opco an income tax allowance in rates is overturned, it is possible that the determination will result in Path 15 Opco incurring a refund liability equal to the amount of the tax allowance included in the rates and collected from customers. Furthermore, such an outcome may also preclude Path 15 Opco from including an income tax allowance in future rates. Given the general deference of the courts to regulatory agency decisions, their reluctance to overturn longstanding FERC precedent and the extensive process followed by the FERC in the formulation of its policy statement issued in connection with the tax issue raise by the TANC, the Manager believes that it is unlikely that the TANC will succeed in its appeal.

Restrictive Covenants in Existing Debt Agreements Could Impact Distributions by the Company

The debt covenants of Path 15 Opco and Path 15 Holdco restrict the payment of dividends to Path 15 Holdco and ultimately to the Company based on the maintenance of various cash coverage ratios. While the Manager's projections do not anticipate any violation of these covenants (except as described above in relation to FERC ratemaking proceedings), an unanticipated event that results in a temporary cash shortage could prevent the distribution of certain available cash to Harbor Transmission, LLC. As discussed above, an adverse FERC ruling on working capital and debt service reserve issues or an adverse decision of the United States Court of Appeals for the District of Columbia Circuit on the income tax issue could result in a refund liability to Path 15 Opco that would be netted out of rates. Any refund liability would require a lump sum payment for the over collection during the interim rate period. The excluded amounts would also be removed from rates prospectively.

It is Possible that Future Administration and Management Expenses Exceed Historical Costs and May Not be Approved in the Rates

Trans-Elect will continue to provide administrative and management services to Path 15 Opco for a transitional period extending through December 31, 2006. These services include participation in the coordination with the WAPA and Pacific Gas and Electric Company of the operation and maintenance, accounting and reporting requirements with existing lenders to Path 15 Opco and Path 15 Holdco and the management of rate proceedings with the FERC. Following the transition period, the Company and/or one of its subsidiaries or affiliates will assume the administration and management of Path 15 Opco. Following the transition period, there is a risk that the Company will incur higher expenses in the administration and management of Path 15 Opco than historically experienced by Trans-Elect. It is possible that any increased costs incurred by the Company will not be approved in the rates.

Outstanding Condemnation Proceedings Related to Portions of the Rights of Way for the Path 15 Project May Result in Adverse Judgments

There are three condemnation proceedings related to portions of the rights of way for the Path 15 Project that are being defended by the U.S. Department of Justice on behalf of the WAPA:

Wood Harris — This matter is scheduled to begin trial at the district court level in January 2007. The landowner is claiming a value of $11.4 million and the government's appraisal is $100,000.

Campion — This matter went to trial earlier in 2006. The landowner claimed a value of $16 million and the government's appraisal was approximately $100,000. At the conclusion of the matter, the jury awarded approximately $2.1 million, including interest, which was paid into court pending the plaintiff's appeal. A hearing has not yet been scheduled.

Stone — In this matter, the plaintiff challenged the WAPA's right to condemn the plaintiff's property. The district court granted summary judgment *sua sponte* to the government, but the plaintiff has appealed. A hearing has not yet been scheduled.

As discussed above under "Path 15 Project — Regulation", the Path 15 Project may add to its ratebase all prudently incurred costs. In the event that an unfavourable result on a condemnation proceeding resulted in an increased cost to Path 15 Opco, Path 15 Opco could request that the FERC approve the addition of such costs to its ratebase which, if approved, would generate incremental returns for Path 15 Opco. The Manager believes any amounts payable would be available under the Company's credit facilities and the result of having increased capital earning the applicable FERC-approved rates of return would not have a material adverse effect.

Risks Related to the Debentures

Trading Market for Debentures

The Debentures constitute a new issue of securities of the Company for which there is currently no public market. If the Debentures are traded after their initial issuance, they may trade at a discount from their offering price depending on prevailing interest rates, the market for similar securities, the performance of the Company and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

Prior Ranking Indebtedness

The Debentures will rank junior to all existing and future Senior Secured Indebtedness, including the Amended Credit Facility and the Acquisition Credit Facility. See "Description of Debentures — Ranking".

Absence of Covenant Protection

The Indenture will not restrict the ability of the Company or any of its subsidiaries from incurring additional indebtedness for borrowed money or otherwise from mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing. The Indenture will not contain any provisions specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Company or any of its subsidiaries.

Redemption Prior to Maturity

The Debentures may be redeemed, at the option of the Company, after October 31, 2009 and prior to the Maturity Date in whole or in part, at a redemption price equal to the principal amount thereof, together with any accrued and unpaid interest subject to certain conditions described under "Description of Debentures — Redemption and Purchase". Holders of Debentures should assume that this redemption option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Debentures.

Inability of the Company to Purchase Debentures

The Company will be required to offer to purchase all outstanding Debentures upon the occurrence of a Change of Control. However, it is possible that following a Change of Control, the Company will not have sufficient funds at that time to make the required purchase of outstanding Debentures or that restrictions contained in other indebtedness will restrict those purchases. See "Description of Debentures — Put Right Upon a Change of Control".

Conversion Following Certain Transactions

In the event of certain transactions, pursuant to the terms of the Indenture, each Debenture will become convertible into securities, cash or property receivable by a holder of IPSs in the kind and amount of securities, cash or property as if such holder had converted the Debentures into IPSs prior to completion of the transaction. This change could substantially reduce or eliminate any potential future value of the conversion privilege associated with the Debentures. For example, if the Company were acquired in a cash merger, each Debenture would become convertible solely into cash that would no longer be convertible into securities whose value would vary depending on the Company's future prospects and other factors. See "Description of Debentures — Conversion Privilege".

U.S. Federal Income Tax Risks

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences generally applicable to a holder of Debentures or Common Shares and Subordinated Notes, as represented by IPSs, will not be changed in a manner which adversely affects Non-U.S. Holders.

There is no authority that directly addresses the tax treatment of securities similar to the Debentures. In light of this absence of direct authority, it cannot be concluded with certainty that the Debentures will be treated as debt for U.S. federal income tax purposes, and, although the Company intends to take the position that the Debentures are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Debentures would be recharacterized as non-deductible distributions with respect to the Company's equity, and the Company's net taxable income which is effectively connected income and thus its U.S. federal income tax liability would be materially increased. As a result, the Company's after-tax cash flow would be reduced and the Company's ability to make interest payments on the Debentures and Subordinated Notes and distributions with respect to Common Shares could be materially adversely impacted.

ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans LLP, counsel to the Company and Atlantic Holdings and of Blake, Cassels & Graydon LLP, counsel to the Underwriters, on the date of this short form prospectus, the Common Shares represented by the IPSs, the Subordinated Notes represented by the IPSs, the Debentures and the Common Shares and Subordinated Notes issuable upon conversion of the Debentures, if issued on the date hereof, would be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except that the Subordinated Notes and Debentures will not be qualified investments for trusts governed by a deferred profit sharing plan to which contribution payments are made by the Company or a person with whom the Company does not deal at arm's length within the meaning of the Tax Act) and registered education savings plan (collectively, the "plans") at that time.

MATERIAL CONTRACTS

The only material contracts, other than contracts entered into in the ordinary course of business, to which the Company or Atlantic Holdings will become a party prior to or at the closing of the Offering are as follows:

(a) the Underwriting Agreement referred to under "Plan of Distribution";

(b) the Acquisition Credit Facility referred to under "Path 15 Project — Acquisition Credit Facility";

(c) the Amended Credit Facility referred to under "Path 15 Project — Amended Credit Facility"; and

(d) the Indenture referred to under "Description of Debentures".

Copies of these agreements will be available at www.sedar.com or may be examined at the registered office of the Company, at 355 Burrard Street, Suite 1900, Vancouver, British Columbia, V6C 2G8, during normal business hours until the expiry of the 30-day period following the date of the final short form prospectus.

AUDITORS, TRANSFER AGENT AND REGISTRAR AND DEBENTURE TRUSTEE

The auditors of the Company are KPMG LLP, Chartered Accountants.

The transfer agent and registrar for the IPSs and the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario. The trustee of the Debentures is Computershare Trust Company of Canada.

STATUTORY RIGHTS OF RESCISSION AND WITHDRAWAL

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right generally may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

GLOSSARY OF TERMS

In this short form prospectus, the following terms will have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and vice versa and words importing any gender include all genders:

"**Acquisition**" means the indirect acquisition by the Company of the equity interests of Path 15 Holdco whose principal asset is Path 15 Opco, owner of the TSRs relating to the Path 15 Project, pursuant to a Purchase and Sale Agreement dated as of June 28, 2006.

"**Acquisition Credit Facility**" means the term loan credit facility extended to the Company for the purpose of assisting in the financing of the Acquisition.

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Ontario).

"**AIF**" means the annual information form of the Company dated March 30, 2006.

"**Amended Credit Facility**" means the amended credit agreement dated as of November 18, 2004 (as may be amended from time to time) as amended through the third amendment dated as of September 15, 2006 entered into among Atlantic Holdings and a syndicate of financial institutions.

"**ArcLight**" means ArcLight Capital Partners, LLC.

"**Atlantic Holdings**" means Atlantic Power Holdings, LLC, a limited liability company formed under the laws of Delaware.

"**business day**" means a day other than a Saturday, Sunday or other day on which banking institutions in the Province of Ontario are authorized or required by law to close.

"**CAISO**" means the California Independent System Operator.

"**Canadian GAAP**" means the accounting principles generally accepted in Canada.

"**Canadian Treaty**" means the Canada United States Income Tax Convention, as amended.

"**Capital Stock**" means: (i) in the case of a corporation, corporate stock or equity interests, including, without limitation, corporate stock represented by IPSs and corporate stock outstanding upon the separation of IPSs into the securities represented thereby; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

"**CDS**" means The Canadian Depository for Securities Limited.

"**Change of Control**" means the occurrence of any of the following events:

(i) the sale, lease or transfer to any person or group, in one or a series of related transactions, of the Company's or Atlantic Holdings' assets generating more than 66⅔% of Company Cash Flow for the 12-month period ended on the last day of the most recent fiscal quarter to any person or group;

(ii) the adoption of a plan relating to the liquidation or dissolution of the Company or Atlantic Holdings;

(iii) the acquisition by any person or group of a direct or indirect interest in more than 50% of: (A) the Common Shares of the Company or the common membership interests of Atlantic Holdings; or (B) the voting power of the Company or Atlantic Holdings; by way of purchase, merger or consolidation or otherwise (other than a creation of a holding company that does not involve a change in the beneficial ownership of the Company as a result of such transaction); or

(iv) the merger or consolidation of the Company or Atlantic Holdings with or into another person or the merger of another person into the Company or Atlantic Holdings with the effect that immediately after such transaction the shareholders of the Company or the holders of common membership interests of

Atlantic Holdings immediately prior to such transaction hold, directly or indirectly, less than 50% of the voting control over the person surviving such merger or consolidation, in each case other than the creation of a holding company that does not involve a change in the beneficial ownership of the Company or Atlantic Holdings as a result of such transaction.

"**Closing**" means the closing of the Offering.

"**Code**" means the *United States Internal Revenue Code of 1986*, as amended.

"**Common Shares**" means the common shares in the capital of the Company.

"**Company**" means Atlantic Power Corporation.

"**Company Cash Flow**" means, for any period, the difference of (i) the aggregate amount of all cash distributions received or receivable in respect of such period, by the Company from Atlantic Holdings or any other source during such period plus the Company's *pro rata* share (based on its common membership ownership interest in Atlantic Holdings) of any cash distributions received by Atlantic Holdings in respect of such period and retained by Atlantic Holdings, in each such case exclusive of any distribution attributable to any net proceeds realized by the Company, a Subsidiary of the Company or a project upon the sale or disposition of plant, property and equipment, which is not disposed of in the ordinary course of business and any other extraordinary items, minus (ii) any amounts paid by the Company in respect of expenses (other than interest expenses), including taxes determined on a *pro forma*, annual basis for a full tax year.

"**Conversion Price**" means the price of Cdn$12.40 per IPS, being a ratio of approximately 80.6452 IPSs per Cdn$1,000 principal amount of Debentures, subject to adjustment in certain events in accordance with the Indenture, at which price each Debenture will be convertible into IPSs at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Company for redemption of the Debentures.

"**CRA**" means the Canada Revenue Agency.

"**Current Market Price**" means the weighted average trading price of the IPSs on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.

"**DBRS**" means Dominion Bond Rating Service Limited.

"**Debenture Trustee**" means Computershare Trust Company of Canada.

"**Debentures**" means the 6.25% convertible secured debentures of the Company issued pursuant to the Indenture as of the date of closing of the Offering, and "**Debenture**" means one of them.

"**Depository**" means CDS or its successor.

"**Disqualified Recipient**" means (i) any person that owns, directly or indirectly (through ownership of IPSs or otherwise) and after application of the constructive ownership rules of Code section 871(h)(3), 10% or more of the total combined voting power of all classes of equity of the Company entitled to vote, (ii) a controlled foreign corporation related to the Company within the meaning of Code section 881(c)(3)(C), or (iii) a bank described in Code section 881(c)(3)(A) with respect to the Subordinated Notes.

"**Existing Investors**" means Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC.

"**FAPI**" means foreign accrual property income as defined in the Tax Act.

"**FERC**" means the United States Federal Energy Regulatory Commission, an independent regulatory agency within the United States Department of Energy that, among other things, oversees regulatory matters relating to electricity projects.

"**Fund I**" means ArcLight Energy Partners Fund I, L.P.

"**Fund II**" means ArcLight Energy Partners Fund II, L.P.

"**Global Debentures**" means Debentures issued in the form of fully registered global Debentures.

"**guarantee**" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any indebtedness or other obligations.

"**Guarantee**" means any guarantee of the obligations of the Company under the Indenture and the Debentures by any Person in accordance with the provisions of the Indenture.

"**Guarantor**" means any Person that incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person ceases to be a Guarantor.

"**Holder**" means a holder of IPSs, Debentures, Subordinated Notes or Common Shares, as applicable.

"**Indenture**" means the trust indenture to be entered into at the Closing between the Company and the Debenture Trustee, governing the terms of the Debentures.

"**Interest Payment Date**" means the date that interest will be paid on the Debentures, namely semi-annually on April 30 and October 31 in each year, commencing on April 30, 2007.

"**IPO**" means the initial public offering of IPSs completed on November 18, 2004.

"**IPS Interest Payment Election**" has the meaning set forth under "Description of Debentures — IPS Interest Payment Election".

"**IRS**" means the United States Internal Revenue Service.

"**kilowatt**" means 1,000 watts of energy.

"**LLC Agreement**" means the amended and restated limited liability company agreement of Atlantic Holdings dated November 17, 2004, as amended.

"**Manager**" means Atlantic Power Management, LLC.

"**Maturity Date**" means October 31, 2011, the maturity date of the Debentures.

"**MW**" means 1,000 kilowatts of energy.

"**Non-U.S. Holder**" means a Holder that is not: (i) a citizen or individual resident in the U.S. for U.S. federal tax purposes; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or a political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if (A) a court within the U.S. is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

"**Offering**" means the offering of the Securities pursuant to this short form prospectus.

"**Path 15 Holdco**" means Trans-Elect NTD Holdings Path 15, LLC.

"**Path 15 Opco**" means Trans-Elect NTD Path 15, LLC.

"**Path 15 Project**" means the transmission line upgrade along the Path 15 transmission corridor located in central California.

"**person**" includes an individual, corporation, the Company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof.

"**plans**" means registered retirement savings plans, registered retirement income funds, defined profit sharing plans and registered education savings plans.

"**Project Holding Entities**" means Teton Power Funding, LLC and Epsilon Power Funding, LLC.

"**Project Operating Entities**" means the limited partnerships, corporations or other entities that directly own the Projects.

"**Projects**" means the 15 power generation projects as described under "Description of the Business — Summary Table of the Projects" and "Project Descriptions" in the AIF and the Path 15 Project as described herein under "Path 15 Project", and "Project" means any one of them.

"**Purchase and Sale Agreement**" means the purchase and sale agreement dated as of June 28, 2006 pursuant to which a subsidiary of Atlantic Holdings acquired all of the equity interests in Path 15 Holdco.

"**Put Date**" means the date which is 30 days following the date the Company gives notice to a holder of Debentures of a Change of Control.

"**Put Price**" means 101% of the principal amount of the Debentures.

"**ROE**" means return on equity.

"**S&P**" means Standard and Poor's, a division of The McGraw-Hill Companies, Inc.

"**Securities**" means, collectively, the IPSs and Debentures offered pursuant to this short form prospectus.

"**Securities Commissions**" means the securities commissions or securities regulatory authority in the provinces and territories of Canada in which the Company is a reporting issuer (or equivalent).

"**Senior Secured Indebtedness**" means the principal of and the interest and premium (or any other amounts payable thereunder), if any, on:

(i) all secured indebtedness, liabilities and obligations of the Company and any Guarantor, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed in connection with the acquisition by the Company or any Guarantor of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) or in connection with the acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any Subsidiary of the Company or any Guarantor, for payment of which the Company or Guarantor is responsible or liable, whether absolutely or contingently;

(ii) all secured obligations of the Company, any Guarantor or any Subsidiary under (A) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements, and (B) other agreements or arrangements designed to manage or hedge fluctuations in currency exchange, interest rates or commodity prices;

(iii) all indebtedness, liabilities and obligations under the guarantee(s) now or at any time hereafter granted by the Company, any Guarantor or any of their Subsidiaries in respect of the obligations, liabilities and indebtedness under the credit agreements in connection with the Amended Credit Facility and the Acquisition Credit Facility; and

(iv) renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations,

unless in each case it is provided by the terms of the instrument creating or evidencing such secured indebtedness, liabilities or obligations that such secured indebtedness, liabilities or obligations are not superior in right of payment to Debentures which by their terms are subordinated, which for greater certainty includes the initial debentures; and "Senior Secured Indebtedness" shall, in all events, exclude the Subordinated Notes but include all of the obligations of the borrower, issuer and/or guarantor under the Amended Credit Facility and the Acquisition Credit Facility.

"**Separate Subordinated Notes**" means the approximately Cdn$36.5 million principal amount of Subordinated Notes issued and sold separately from the IPSs by the Company in November 2004.

"**Subordinated Indebtedness**" means, with respect to the Company, any Guarantor or any Subsidiary, (i) all indebtedness which is not senior indebtedness or *pari passu* indebtedness, (ii) the Subordinated Notes, (iii) all unsecured indebtedness or obligations of the Company, any Guarantor or any Subsidiary, and (iv) any indebtedness of the Company, any Guarantor or any Subsidiary that is subordinated pursuant to the terms of the instrument creating or evidencing such indebtedness.

"**Subordinated Note Indenture**" means the trust indenture governing the Subordinated Notes between the Company and Computershare Trust Company of Canada entered into on November 18, 2004.

"**Subordinated Notes**" means the 11.0% subordinated notes of the Company issued in accordance with the Subordinated Note Indenture.

"**Subsidiary**" means, with respect to any person, (i) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which 40% or more of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person or a combination thereof and (ii) any partnership, joint venture or limited liability company of which 40% or more of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and such person owns or controls, directly or indirectly, 40% or more of the total equity and voting rights of the general partner of such entity.

"**TAC**" means transmission access charges.

"**TANC**" means the Transmission Agency of Northern California.

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, in each case in effect on the date hereof.

"**Trans-Elect**" means Trans-Elect, Inc.

"**Treasury Regulations**" means the U.S. Treasury regulations (including final, temporary and proposed regulations) promulgated under the Code.

"**Trustee**" means Computershare Trust Company of Canada.

"**TSR**" means transmission system right.

"**TSX**" means the Toronto Stock Exchange.

"**Underwriters**" means BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc. and Dundee Securities Corporation.

"**Underwriting Agreement**" means the underwriting agreement among the Company and the Underwriters dated September 22, 2006.

"**U.S. GAAP**" means the accounting principles generally accepted in the United States.

"**U.S. Holder**" means any Holder that is not a Non-U.S. Holder.

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended.

"**U.S. Tax Counsel**" means Goodwin Procter LLP.

"**Vendors**" means New Transmission Development Company, United States Power Fund, L.P., Cardinal Power Funding, LLC (an affiliate of ArcLight) and TransValley Transmission LLC.

"**WACC**" means weighted average cost of capital.

"**WAPA**" means Western Area Power Administration.

INDEX TO FINANCIAL STATEMENTS

AUDITORS' CONSENT

The Board of Directors of Atlantic Power Corporation

We have read the preliminary short form prospectus dated September 22, 2006 relating to the sale and issue of 8,531,000 Income Participating Securities and Cdn$60,000,000 6.25% Convertible Secured Debentures due October 31, 2011 of Atlantic Power Corporation (the "Company"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2005 and the period from November 18, 2004 to December 31, 2004. Our report is dated March 31, 2006.

Toronto, Canada
September 22, 2006

Chartered Accountants

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors of Atlantic Power Corporation

We have read the unaudited pro forma consolidated balance sheet of Atlantic Power Corporation as at June 30, 2006 and the unaudited pro forma consolidated statements of income for the six months ended June 30, 2006 and for the year ended December 31, 2005, and have performed the following procedures:

1. Compared the figures in the columns captioned "Atlantic Power" to the unaudited consolidated balance sheet of Atlantic Power Corporation as at June 30, 2006 and to the unaudited consolidated statement of income and deficit for the six months ended June 30, 2006 and to the audited consolidated statement of operations and deficit for the year ended December 31, 2005, respectively, and found them to be in agreement.

2. Compared the figures in the column captioned "Path 15 Holdco" to the unaudited consolidated balance sheet of Trans-Elect NTD Holdings Path 15, LLC ("Path 15 Holdco") as at June 30, 2006, and to the unaudited consolidated statement of income for the six months ended June 30, 2006 and to the audited consolidated statement of operations for the year ended December 31, 2005, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of Atlantic Power Corporation who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma financial statements comply as to form in all material respects with in all material respects with the published requirements of Canadian securities legislation.

4. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Atlantic Power" and "Path 15 Holdco" as at June 30, 2006 and for the six months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned "Pro forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada
September 22, 2006

Chartered Accountants

ATLANTIC POWER CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

June 30, 2006

(Unaudited)

	Atlantic Power	Path 15 Holdco	Pro forma Adjustments	Note 2	Pro forma Consolidated
ASSETS					
Current assets					
Cash and cash equivalents	$ 25,899	$ 7,337	$ (225)	(a)	$ 38,027
			79,718	(b)	
			53,144	(c)	
			(7,111)	(d)	
			(37,061)	(e)	
			(83,674)	(d)	
Reserve fund	10,737				10,737
Restricted cash	21,807	12,482			34,289
Current portion of indexed swap	37,175				37,175
Accounts receivable	26,747				26,747
Unbilled revenue	—	6,221			6,221
Prepayments, supplies and other	8,487	242			8,729
Income tax receivable	16,079				16,079
Total current assets	146,931	26,282			178,004
Property, plant, and equipment	420,775				420,775
Equity investments	76,142				76,142
Intangible assets	163,771				163,771
Transmission system rights	—	144,952	119,049	(a)	264,001
Long-term portion of indexed swap	37,605				37,605
Deferred financing costs	10,171	6,724	(6,724)	(a)	11,908
			225	(a)	
			1,512	(d)	
Other	19,497	799			20,296
Total assets	$874,892	$178,757			$1,172,502
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	$ 25,850	$ 1,509			$ 27,359
Revolving credit facility	—				
Current portion of long-term debt	22,042	7,798	88,000	(a)	80,779
			(37,061)	(e)	
Current portion of indexed swap hedge	15,578				15,578
Interest payable on subordinated notes	2,400		284	(f)	2,684
Distribution payable, non-controlling interest	1,477		(740)	(f)	737
Dividends payable	1,311		456	(f)	1,767
Deferred revenue	—	7,628			7,628
Other	3,578				3,578
Total current liabilities	72,236	16,935			140,110
Long-term debt	212,759	136,719	20,200	(a)	422,822
			53,144	(c)	
Subordinated notes	262,352		42,726	(b)	305,078
Other liabilities, non-controlling interest	163,002		(81,629)	(f)	81,373
Indexed swap hedge	18,259				18,259
Future tax liability	—		29,228	(a)	29,228
Other liabilities	31,897				31,897
Total liabilities	760,505	153,654			1,028,767
Shareholders' equity					
Common stock	148,025	38,907	(38,907)	(a)	184,434
			36,993	(b)	
			(584)	(d)	
Accumulated deficit	(33,638)	(13,804)	13,804	(a)	(40,699)
			(7,061)	(d)	
Total shareholders' equity	114,387	25,103			143,735
Total liabilities and shareholders' equity	$874,892	$178,757			$1,172,502

ATLANTIC POWER CORPORATION

PRO-FORMA CONSOLIDATED STATEMENT OF INCOME

(In thousands of U.S. dollars, except per share amounts)

Six months ended June 30, 2006

(Unaudited)

	Atlantic Power	Path 15 Holdco	Pro forma Adjustments	Note 2	Pro forma Consolidated
Project revenue					
Energy sales	$ 108,419				$ 108,419
Transmission services	—	$17,399			17,399
Indexed swap	2,827				2,827
Other	1,891				1,891
	113,137	17,399			130,536
Project expenses					
Fuel	43,271				43,271
Operations and maintenance	17,942	997			18,939
Project operator fees and expenses	3,728				3,728
Amortization	20,942	2,874	1,984	(h)	25,800
	85,883	3,871			91,738
Project other income and (expenses)					
Equity earnings, net	3,824				3,824
Interest expense, net	(4,543)	(5,718)			(10,261)
Other income	2,499				2,499
	1,780	(5,718)			(3,938)
Project income	29,034	7,810			34,860
Administrative and other expenses					
Management fees and administration	2,880	601			3,481
Amortization of deferred financing costs	495		289	(h)	784
Interest, net	14,210		5,815	(g)	22,524
			2,499	(f)	
Distribution, non-controlling interest	8,693		(4,353)	(f)	4,340
Change in fair value of non-controlling interest	(13,225)		6,623	(f)	(6,602)
Gain on settlement of non controlling interest	—				—
Foreign exchange (gain) loss	7,551		(3,379)	(f)	4,172
	20,604	601			28,699
Net income before tax	8,430	7,209			6,161
Income tax expense	453	—	361		814
Net income	$ 7,977	$ 7,209			$ 5,347
Basic income (loss) per share	$ 0.18				$ 0.10
Weighted average units outstanding	44,339,500				52,870,500

ATLANTIC POWER CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

(In thousands of U.S. dollars, except per share amounts)

Year ended December 31, 2005

(Unaudited)

	Atlantic Power	Path 15 Holdco	Pro forma Adjustments	Note 2	Pro forma Consolidated
Project revenue					
Energy sales	$ 173,841				$ 173,841
Transmission services	—	$ 35,982			35,982
Indexed swap	6,339				6,339
Other	4,520				4,520
	184,700	35,982			220,682
Project expenses					
Fuel	71,346				71,346
Operations and maintenance	30,158	2,021			32,179
Project operator fees and expenses	6,409				6,409
Amortization	36,280	5,748	3,968	(h)	45,996
	144,193	7,769			155,930
Project other income and (expenses)					
Equity earnings, net	8,446				8,446
Interest expense, net	(5,712)	(12,220)			(17,932)
Other income	5,015				5,015
	7,749	(12,220)			(4,471)
Project income	48,256	15,993			60,281
Administrative and other expenses					
Management fees and administration	5,095	1,095			6,190
Amortization of deferred financing costs	990		449	(h)	1,439
Interest, net	23,698		11,630	(g)	40,326
			4,998	(f)	
Distribution, non-controlling interest	20,578		(10,305)	(f)	10,273
Change in fair value of non-controlling interest	(6,404)		3,207	(f)	(3,197)
Gain on settlement of non controlling interest	(4,184)		4,240	(f)	56
Foreign exchange (gain) loss	6,453		(3,764)	(f)	2,689
	46,226	1,095			57,776
Net income before tax	2,030	14,898			2,505
Income tax expense	2,539	—	1,613		4,152
Net income	$ (509)	$ 14,898			$ (1,647)
Basic income (loss) per share	$ (0.01)				$ (0.03)
Weighted average units outstanding	38,659,055				47,190,055

(In thousands of U.S. dollars)

1. BASIS OF PREPARATION

The accompanying unaudited *pro forma* consolidated balance sheet and the unaudited *pro forma* consolidated statements of income of Atlantic Power Corporation (the "Company") have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The *pro forma* consolidated financial statements have been derived from the following sources:

- Unaudited consolidated balance sheet and unaudited consolidated statement of income and deficit of the Company as of and for the six-month period ended June 30, 2006;
- Unaudited consolidated balance sheet and unaudited consolidated statement of operations of Trans-Elect NTD Holdings Path 15, LLC ("Path 15 Holdco") as of and for the six-month period ended June 30, 2006;
- Audited consolidated statement of operations and deficit of the Company for the year ended December 31, 2005; and
- Audited consolidated statement of operations of Path 15 Holdco for the year ended December 31, 2005.

The unaudited and audited financial statements of Path 15 Holdco described above have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As disclosed in Note 2 to the Path 15 Holdco financial statements described above and included elsewhere in this short form prospectus, there are no significant differences between US GAAP and Canadian GAAP that affect the accompanying unaudited *pro forma* consolidated financial statements.

The unaudited *pro forma* consolidated balance sheet gives effect to the adjustments in Note 2 as if they had occurred on June 30, 2006. The unaudited *pro forma* consolidated statements of income for the periods presented give effect to the adjustments in Note 2 as if the transactions occurred on January 1, 2005.

The unaudited *pro forma* consolidated financial statements may not be indicative of the financial position and results of operations that would have resulted if the proposed transactions and the acquisition of Path 15 Holdco had occurred on the dates indicated or of the operating results which may be obtained in the future. The unaudited *pro forma* consolidated financial statements should be read in conjunction with the historical financial statements of the Company, incorporated by reference in this prospectus, and the historical financial statements of Path 15 Holdco located elsewhere in this prospectus.

2. *PRO FORMA* ADJUSTMENTS

The accompanying unaudited *pro forma* consolidated financial statements of the Company have been prepared to reflect the following transactions:

(a) Acquisition of Path 15 Holdco

On June 29, 2006, Atlantic Power Holdings, LLC ("Atlantic Holdings"), a subsidiary of the Company, agreed to indirectly acquire Path 15 Holdco, which owns approximately 72% of the transmission system rights ("TSRs") in the Path 15 transmission project located in California.

The acquisition of Path 15 Holdco closed on September 15, 2006, and was financed with an acquisition credit facility in the amount of $88,000 (the "Acquisition Credit Facility") at Atlantic Holdings. Loans under the Acquisition Credit Facility bear interest at a rate equal to a Eurodollar Rate or a U.S. Base Rate, plus an applicable margin to those rates. As of September 22, 2006, the applicable rate, including margin, is 6.83% on the Eurodollar loan outstanding on the Acquisition Credit Facility. The Acquisition Credit Facility matures on September 14, 200[illegible]. The fees associated with the Acquisition Credit Facility in the amount of $225 have been recorded as deferred financing costs in the consolidated *pro forma* balance sheet.

(In thousands of U.S. dollars)

2. *PRO FORMA* ADJUSTMENTS (Continued)

The cash payment for the acquisition in the amount of $88,000, including acquisition costs of approximately $2,500, has been allocated to the net assets acquired, based on management's preliminary estimate of the fair value at June 30, 2006, as follows:

Working capital, including acquired cash	$ 9,347
Transmission system rights	264,001
Other long-term assets	799
Deferred tax liability	(29,228)
Long-term debt (excluding current portion)	(156,919)
Total cash paid	$ 88,000

The purchase price allocation is based upon management's best estimate of the relative fair values of the identifiable assets acquired and liabilities assumed. Because the Company has only recently acquired Path 15 Holdco, it is not practicable to definitely allocate the purchase price. Once this matter has been resolved, the Company will reassess its initial allocation. The effect may be to decrease the purchase price by up to $24,000 if pending matters regarding regulated revenues are resolved in a manner that reduces future revenues. Please see "Risks Related to the Path 15 Project — Unresolved Ratemaking Issues Under FERC Review Could Adversely Affect Cash Flows" for additional disclosure related to this matter. The amount, if any, is not presently determinable.

(b) Issuance of Income Participating Securities ("IPSs")

The Company will issue 8,531,000 IPSs for gross proceeds of Cdn$90,002. Each IPS consists of one common share of the Company and Cdn$5.767 aggregate principal amount of 11.0% subordinated notes of the Company. The portion of the gross proceeds allocated to common stock is $36,993.

(c) Issuance of Convertible Debentures

The Company will issue convertible debentures in the aggregate principal amount of Cdn$60,000. The convertible debentures will bear interest at an annual rate of 6.25% and mature on October 31, 2011.

(d) Redemption of Existing Investors

The Existing Investors have the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest for a two-year period from the initial public offering of the Company on November 18, 2004.

A portion of the proceeds of this offering will be used to increase the Company's ownership in Atlantic Holdings from 70.1% to 85.1%. Atlantic Holdings will in turn redeem a portion of its ownership held indirectly by the Existing Investors, which will decrease the Existing Investors' ownership of Atlantic Holdings from 29.9% to 14.9%. Subsequent to this redemption of the Existing Investors, 9,461,268 IPSs would be required to be issued to purchase the remaining interest of the Existing Investors.

The amount paid to the Existing Investors, before deducting the Existing Investors' share of offering costs, for the partial redemption described above was $88,690. The difference between the amount paid and the carrying value of Other liabilities, non-controlling interests, as of June 30, 2006 would have resulted in a *pro forma* adjustment to accumulated deficit of $7,061.

Costs incurred by Atlantic Holdings and the Company for the purpose of issuing securities to repurchase the Existing Investors' interests are paid by the Existing Investors. The aggregate costs of this offering consist of underwriters fees related to the sale of IPSs and convertible debentures in the amounts of $3,986 and $2,126, respectively, and approximately $1,000 in other costs, primarily legal and audit costs.

The total offering costs have been allocated based on the net proceeds received by the Company and by the Existing Investors. This allocation results in the total offering costs of $7,112 being allocated to the Existing Investors and the Company in the amounts of $5,016 and $2,096, respectively. The aggregate offering costs incurred by the Company were allocated to deferred financing costs and common stock in the amounts of $1,512 and $584, respectively.

(In thousands of U.S. dollars)

2. *PRO FORMA* ADJUSTMENTS (Continued)

(e) Partial Repayment of Acquisition Credit Facility

The Company will use a portion of the proceeds of this offering to repay $37,061 of the outstanding balance on the Acquisition Credit Facility described in Note 2(a) above. In addition, $95 of the financing costs related to the Acquisition Credit Facility have been expensed to reflect the portion of the Acquisition Credit Facility to be repaid with proceeds from this offering.

(f) Non-controlling Interest

As a result of the redemption of a portion of the Existing Investors' interest as described in Note 2(d) above, the *pro forma* consolidated statements of income for the year ended December 31, 2005 and the six-month period ended June 30, 2006 are adjusted to reflect a proportionately lower amount of distribution, non controlling interest, change in fair value of non-controlling interest and foreign exchange loss. Interest expense has also been adjusted to reflect interest expense on the subordinated notes that would have been issued to redeem a portion of the Existing Investors' interest. In addition, the *pro forma* consolidated balance sheet as of June 30, 2006 reflects proportionate changes in other liabilities, non-controlling interests, distribution payable, non-controlling interest and dividends payable.

(g) Interest Expense

The pro forma consolidated statements of operations for the year ended December 31, 2005 and the six-month period ended June 30, 2006 are adjusted to reflect increased interest expense related to the issuance of the convertible debentures with a principal amount of Cdn$60,000 and an annual interest rate of 6.25% and the additional subordinated notes with a principal amount of Cdn$49,198 and an annual interest rate of 11%. In addition, interest expense related to the portion of the Acquisition Credit Facility not repaid with offering proceeds at an assumed rate of 6.9% has been recorded.

(h) Amortization

The pro forma consolidated statements of income for the year ended December 31, 2005 and the six-month period ended June 30, 2006 have been adjusted to reflect the incremental straight-line amortization, based on a 30-year life, of the amounts allocated to the Path 15 Holdco intangible asset in excess of the book value of net assets acquired. In addition, deferred financing costs have been adjusted to reflect amortization of the pro forma deferred financing costs described in 2(d) above.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC

CONSOLIDATED BALANCE SHEETS

June 30, 2006 and December 31, 2005
(Unaudited)

	June 30, 2006	December 31, 2005
Assets		
Current assets		
Cash and temporary cash investments	$ 7,336,538	$ 4,597,690
Restricted cash	12,482,045	12,564,396
Accounts receivable	—	3,309,620
Unbilled revenue	6,221,362	6,331,948
Prepaid expenses	242,192	327,467
Total current assets	26,282,137	27,131,121
Non-current assets		
Path 15 project intangible assets, net	144,951,786	147,497,202
Unamortized debt issuance costs, net	6,723,921	6,887,685
Regulatory assets	799,495	1,064,620
Total assets	$178,757,339	$182,580,628
Liabilities and Members' Capital		
Current liabilities		
Current portion of long-term debt	$ 7,798,197	$ 7,557,710
Accounts payable	10,541	44,845
Related party payables	94,278	129,483
Deferred revenue	7,628,030	6,086,734
Accrued interest	502,347	548,600
Accrued property taxes	901,392	901,394
Total current liabilities	16,934,785	15,268,766
Non-current liabilities		
Senior bonds	133,208,750	137,122,250
Construction loan	3,510,616	3,616,458
Total non-current liabilities	136,719,366	140,738,708
Total liabilities	153,654,151	156,007,474
Members' capital		
Members' units, 1 unit issued and outstanding	1	1
Additional paid-in capital	38,907,000	38,907,000
Accumulated deficit	(13,803,813)	(12,333,847)
Total members' capital	25,103,188	26,573,154
Total liabilities and members' capital	$178,757,339	$182,580,628

The accompanying notes are an integral part of these financial statements.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC

CONSOLIDATED STATEMENTS OF INCOME

Six months ended June 30, 2006 and 2005
(Unaudited)

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Revenues	$17,398,564	$17,760,627
Expenses		
Operations and maintenance expense	96,021	118,933
Administrative and general	600,653	566,080
Property taxes	901,392	889,216
Amortization of Path 15 intangible assets	2,545,416	2,545,416
Amortization of regulatory assets	328,524	326,172
Total expenses	4,472,006	4,445,817
Income from operations	12,926,558	13,314,810
Other income (expense)		
Interest income	573,300	354,976
Interest charges and amortization of deferred financing costs	(6,290,971)	(6,554,005)
Total other expense	(5,717,671)	(6,199,029)
Net income	$ 7,208,887	$ 7,115,781

The accompanying notes are an integral part of these financial statements.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended June 30, 2006 and 2005
(Unaudited)

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Cash flows from operating activities		
Net income	$ 7,208,887	$ 7,115,781
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization of Path 15 project intangible assets	2,545,416	2,545,416
Amortization of regulatory assets	328,524	326,172
Amortization of debt issuance costs	163,764	163,764
Changes in assets and liabilities		
Decrease in accounts receivable	3,309,620	—
Decrease (increase) in unbilled revenue	110,586	(4,827,404)
Decrease in prepaid expenses	85,275	48,473
Decrease in accounts payable	(34,304)	(1,814)
(Decrease) increase in related party payables	(35,205)	28,414
Increase in deferred revenue	1,541,296	1,324,574
Decrease in accrued interest	(46,253)	(48,007)
(Decrease) increase in accrued property taxes	(2)	889,218
Capitalization of regulatory assets	(63,399)	(284,853)
Net cash provided by operating activities	15,114,205	7,279,734
Cash flows from investing activities		
Withdrawals from restricted cash	82,351	85,164
Net cash provided by investing activities	82,351	85,164
Cash flows from financing activities		
Repayment of long-term debt	(3,778,855)	(3,665,791)
Distributions to members	(8,678,853)	(10,000,000)
Net cash used in financing activities	(12,457,708)	(13,665,791)
Net increase (decrease) in cash and temporary cash investments	2,738,848	(6,300,893)
Cash and cash equivalents		
Beginning of period	4,597,690	14,694,976
End of period	$ 7,336,538	$ 8,394,083

The accompanying notes are an integral part of these financial statements.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005
(Unaudited)

1. GENERAL

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes as of and for the period ended December 31, 2005 as previously reported by Trans-Elect NTD Holdings Path 15, LLC ("Holdings Path 15").

The accompanying consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America, or GAAP. These accounting principles require us to use estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from our estimates.

The consolidated financial statements are unaudited, but in our opinion include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the results for the interim period. The interim financial results are not necessarily indicative of results that may be expected for any other interim period or the fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements reflect the application of certain accounting policies described in this note. These policies are prepared in accordance with accounting principles generally accepted in the United States of America. In addition, these policies are also consistent with those accounting principles generally accepted in Canada.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Intercompany Balances

The consolidated financial statements include the financial statements of Holdings Path 15 and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Regulatory Accounting

Trans-Elect NTD Path 15, LLC ("TE Path 15") accounts for certain income and expense items in accordance with Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation" ("SFAS No. 71"). Pursuant to SFAS No. 71, certain costs are deferred, which would otherwise be charged to expense, as regulatory assets based on TE Path 15's ability to recover these costs in future rates.

Revenue Recognition

TE Path 15's electric transmission operations recognize revenues as transmission services are provided. TE Path 15 records unbilled revenue based on estimates at each month-end and then adjusts to actual billed revenues when actual data becomes available. Cash received from the California Independent System subtracted from the revenue requirement for the following year. Operator's ("CAISO") auctions of firm transmission rights is recorded as deferred revenue until the month it is earned. Any revenue in excess of TE Path 15's annual revenue requirement is deferred until the overcollection is substracted from the revenue requirement for the following year.

Cash and Temporary Cash Investments

Holdings Path 15 considers investments with a maturity of three months or less at the time of purchase to be cash equivalents. Those instruments are primarily money market funds.

Restricted Cash

Restricted cash reflects amounts held as deposits for self-insured property losses and for the debt service reserve.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Path 15 Project Intangible Assets

Intangible assets held represent amounts contributed by TE Path 15 to the Western Area Power Administration ("Western") for the construction and development of the Path 15 transmission line. TE Path 15 owns long-term transmission system rights for approximately seventy-two percent of the capacity of the completed transmission line. The intangible assets owned by TE Path 15 are being amortized over 30 years, the depreciable life of the Path 15 Upgrade approved by FERC, and will be tested for impairment at least annually by comparing the fair values of those assets with their recorded amounts consistent with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The total amount of project intangible assets was $152.7 million as of June 30, 2006 and December 31, 2005, respectively. The annual expense to amortize the intangible assets over 30 years is approximately $5.1 million.

Deferred Debt Issuance Costs

Other assets include deferred debt issuance costs, which are being amortized over the remaining maturity period of the outstanding debt.

Income Taxes

Holdings Path 15 is organized as a limited liability company and has elected to be taxed as a partnership. It is therefore exempt from paying federal income taxes. As a result, Holdings Path 15 has not recorded a provision for federal income taxes in its statement of operations or recorded amounts for deferred income tax assets or liabilities on its balance sheet. For FERC reporting purposes (non-GAAP), TE Path 15 computes, after the commencement of commercial operation, estimated federal income taxes as well as the associated deferred income taxes. TE Path 15 anticipates paying dividends to Holdings Path 15 in amounts at least sufficient for its members to satisfy their federal and state income tax obligations.

Other Comprehensive Income

As of June 30, 2006 and December 31, 2005, there were no components of other comprehensive income (defined as the change in equity of a business enterprise during a period from sources other than those resulting from investments by owners and distributions to owner).

3. REGULATORY MATTERS

Rate Case

TE Path 15 established its current annual revenue requirement in a filing submitted to the FERC in October 2004 (Docket No. ER05-17-000). In December 2004, FERC ordered that rates be established consistent with the filed revenue requirement, subject to refund. A number of parties intervened in the case, six of whom protested elements of the filing. Testimony was provided by various parties and a hearing was held before a FERC Administrative Law Judge ("ALJ") on September 19 and 20, 2005. On December 21, 2005 the ALJ issued an Initial Decision (Docket No. ER05-17-002).

The revenue requirement filed by TE Path 15 is used to determine the tariff amounts that serve as the basis for the revenues realized by TE Path 15. The revenue requirement comprises two components. The first component provides for the recovery of operating expenses forecasted to be incurred by TE Path 15 during calendar year 2005. These operating expenses include estimated operation and maintenance expenses incurred by Western on behalf of the project to be billed to TE Path 15. The expenses also include operation and maintenance expenses billed to TE Path 15 by other parties, including TE, for managerial and administrative services provided to TE Path 15. The remainder of the operating expenses include depreciation and amortization, insurance, a provision for federal and state income taxes, other non-income taxes and the amortization of rate case-related expenses.

Second, it provides for a return on the net investment associated with the project. The net investment includes the gross value of TE Path 15's intangible assets, including Allowance for Funds Used During Construction ("AFUDC"), forecasted for calendar year 2005 reduced by one half of the depreciation expense expected to be recorded during 2005. The remainder of the net investment includes a provision for working capital and prepayments (including debt service and liquidity reserve accounts). The rate of return on the investment is determined by applying the capital structure and equity returns authorized by the FERC in Docket No. ER02-1672-000 and forecasted debt costs for 2005 to the total investment base. In this docket the FERC authorized a 50% debt/50% equity capital structure and 13.5% equity return. The annual revenue requirement requested by TE Path 15 for the years 2005 through 2007 was approximately $36.7 million.

3. REGULATORY MATTERS (Continued)

During the rate case TE Path 15 agreed to changes in its filed revenue requirement, resulting in an annual revenue requirement of approximately $36.0 million for 2005 - 2007 and has recognized this lower amount in operating revenue for the three months and six months ended June 30, 2006 and 2005. Overcollections resulting from the use of the higher filed revenue requirement will be refunded to transmission customers through the Transmission Revenue Balancing Account ("TRBA") mechanism in the CAISO tariff.

One area of controversy raised by intervenors in the rate case relates to TE Path 15's recovery of the costs associated with the portion of the capacity in the project granted to Western. Western has proposed in Docket No. ER04-1198 that it be able to recover approximately $1.3 million in Path 15 study costs, along with receiving all Firm Transmission Rights auction, wheeling and scheduling revenues associated with its 10% capacity entitlement when it chooses to schedule power over the Path 15 upgrade for use in serving its customer needs in Northern California during periods of congestion. At all other times, Western will credit these revenues back to the CAISO. Certain intervening parties took the position that Western's unwillingness to credit all of these additional revenues to the CAISO, coupled with TE Path 15's proposed revenue requirement, will lead to an overcharge for the CAISO's customers. The ALJ concluded that this issue was not properly before him in this case due to previous FERC rulings. On May 16, 2006 the FERC issued two orders in cases Docket numbers ER05-17 and ER04-1198 relating to this issue. The FERC granted TE Path 15's motion for summary disposition of this matter and approved Western's proposed rate treatments with respect to Western's participation in the Path 15 upgrade project. With no party having sought rehearing, these orders became final and no longer subject to review as of June 15, 2006.

In the Initial Decision the ALJ reached the following conclusions:

- TE Path 15 has not shown inclusion of its debt and liquidity reserve account balances as rate base items to be just and reasonable; therefore, $10,773,091 should be removed from the rate base used to calculate its revenue requirement.
- With regard to working capital allowance, TE Path 15 should adopt the FERC's 45-day convention and include in its calculation only O&M expenses, minus fuel and purchased power, resulting in a working capital allowance component of rate base of $300,812 vs. the requested $7,257,095.
- TE Path 15's utilization of monthly compounding with regard to calculating AFUDC was affirmed.

If the FERC adopts the ALJ's Initial Decision, TE Path 15's annual revenue requirement would be approximately $2.3 million lower for the years 2005 - 2007. TE Path 15 filed exceptions to the ALJ's Initial Decision on January 20, 2006 and responded to exceptions filed by other parties on February 9, 2006. The FERC commissioners will rule on TE Path 15's revenue requirement after considering the ALJ's Initial Decision as well as the filings made by TE Path 15 and intervenors. As of September 11, 2006 the FERC has not issued an order in this case. While no deadline for FERC action exists, TE Path 15 expects a FERC order in 2006. TE Path 15 believes that the incurrence of the costs associated with its reserves and working capital requirements were both prudent and necessary to successfully finance and complete the Path 15 Upgrade. TE Path 15 further believes that inclusion of these types of reserves in rate base is consistent with the FERC's current rate making practices and its objectives in promoting transmission development by independent companies. Consequently, management believes that it is probable that the FERC will approve an annual revenue requirement of approximately $36.0 million.

Income Tax Allowance

In the rate case proceeding the FERC has also addressed the issue of whether a limited liability company ("LLC"), such as TE Path 15, is entitled to include a provision for federal and state income taxes in its revenue requirement if the regulated entity itself is not subject to the payment of income taxes. This issue arose out of a June 2004 decision by the Federal Circuit Court of Appeals of the District of Columbia in the case of BP West Coast Products, LLC vs. FERC. In that case, the Court decided that the SFPP Limited Partnership, a regulated oil products pipeline, was not entitled to include an income tax allowance in its revenue requirement since it did not itself actually pay income taxes. This finding was contrary to established FERC policy that an inclusion of a tax allowance was appropriate provided that income taxes were ultimately paid by a corporate investor in a limited partnership or LLC.

In light of the Court decision, TE Path 15 requested that the FERC make a specific finding that the Company be allowed to include an income tax allowance in its revenue requirement. The FERC ruled that TE Path 15 would be allowed to recover the taxes in its rates and that the issue would not be a part of the hearing process in Docket No. ER05-17-000. FERC further ordered, however, that the issue of the inclusion of income taxes in rates for limited partnerships or LLCs should be examined in a separate proceeding and that the income tax component of TE Path 15's revenue requirement would be subject to refund pending the findings of that separate proceeding. To that end, the FERC established a policy proceeding, Docket No. PL05-5-000, to examine the issue for all companies whose rates are regulated by FERC. In May 2005 the FERC issued an order in that policy proceeding concluding that a LLC would be entitled to include an allowance for income taxes in its rates as if it were a tax paying entity if the ultimate owners of the LLC have either an actual or potential tax liability associated with their investment in the regulated company.

3. REGULATORY MATTERS (Continued)

Accordingly, the FERC has permitted TE Path 15 to include an allowance for state and federal income taxes in its revenue requirement even though TE Path 15 is not a tax paying entity. This decision has been appealed by one party, the Transmission Agency of Northern California ("TANC") to the U. S. Court of Appeals for the District of Columbia. In March 2006 the Court of Appeals dismissed TANC's appeal on the grounds that it was not timely to consider the matter. TANC will have the opportunity to refile an appeal at a later date. On June 1, 2006 TANC refiled a petition for review of the FERC's orders approving the inclusion of an income tax allowance in TE Path 15's revenue requirement and TE Path 15 intervened in this case on June 23, 2006. Management expects the case to be argued sometime in the second or third quarter of 2007.

Management believes it is unlikely that the FERC's decision in this matter will be overturned. If it is ultimately determined that the Company is not allowed to include a provision for income taxes in its rates, the result would likely be a reduction in annual revenues. In such a case, the Company anticipates undertaking measures to reduce the potential negative impact on cash flows.

Regulatory Assets

As of June 30, 2006 and December 31, 2005, TE Path 15 had incurred $1.7 million and $1.6 million of costs to prepare and file its tariff with the FERC for a three year period of calendar years 2005 through 2007. The Company also incurred $0.1 million of transition costs during the year ended December 31, 2004 that were associated with organizing TE Path 15 to begin operations. The rate case and transition costs are being amortized and recovered in rates over the three year period of its rate filing.

TRBA

The CAISO tariff provides for a true-up mechanism in which the CAISO calculates any over- or under-collection of transmission revenues relative to the authorized annual revenue requirement and either credits or charges that difference to transmission customers in the subsequent year. This is done through a TRBA account. In 2006, 2005 and 2004 TE Path 15 received payments from the CAISO in excess of its filed revenue requirement. As of June 30, 2006 and December 31, 2005, TE Path 15 had recorded deferred revenue of $7.6 million and $6.1 million, respectively. Approximately $1.8 million and $0.3 million of these amounts were auction proceeds for future time periods. The other $5.8 million as of June 30, 2006 is a regulatory liability for collections in excess of the annual revenue requirement.

4. SALE OF PATH 15

In February 2006 the owners of Holdings Path 15 began a process to evaluate the potential sale of their Path 15-related interests. Bids from prospective purchasers of those interests were received and evaluated by the owners. On June 28, 2006 the owners of Holdings Path 15 signed an agreement with Atlantic Power Holdings, LLC ("Atlantic") to indirectly sell 100% of TE Path 15 for a total of approximately $85 million, subject to certain adjustments related to regulatory events, plus the assumption of approximately $145 million of debt.

The transactions contemplated by the agreement with Atlantic are subject to regulatory approval by the FERC. The transaction is expected to close in the second half of 2006.

REPORT OF INDEPENDENT AUDITORS

To the Members of Trans-Elect NTD Holdings Path 15, LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of members' capital and of cash flows present fairly, in all material respects, the financial position of Trans-Elect NTD Holdings Path 15, LLC at December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP
Chicago, Illinois
April 4, 2006

TRANS-ELECT NTD HOLDINGS PATH 15, LLC

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004
(Audited)

	2005	2004
Assets		
Current assets		
Cash and temporary cash investments	$ 4,597,690	$ 14,724,976
Restricted cash	12,564,396	12,612,320
Accounts receivable	3,309,620	—
Unbilled revenue	6,331,948	1,000,000
Prepaid expenses	327,467	360,436
Total current assets	27,131,121	28,697,732
Non-current assets		
Path 15 project intangible assets, net	147,497,202	152,588,034
Unamortized debt issuance costs, net	6,887,685	7,215,212
Regulatory assets	1,064,620	1,121,797
Total assets	$182,580,628	$189,622,775
Liabilities and Members' Capital		
Current liabilities		
Current portion of long-term debt	$ 7,557,710	$ 7,331,582
Accounts payable	44,845	54,064
Related party payables	129,483	100,370
Deferred revenue	6,086,734	1,193,766
Accrued interest	548,600	573,267
Accrued property taxes	901,394	—
Total current liabilities	15,268,766	9,253,049
Non-current liabilities		
Senior bonds	137,122,250	144,391,000
Construction loan	3,616,458	3,905,418
Total non-current liabilities	140,738,708	148,296,418
Total liabilities	156,007,474	157,549,467
Members' capital		
Members' units, 1 unit issued and outstanding	1	1
Additional paid-in capital	38,907,000	38,907,000
Accumulated deficit	(12,333,847)	(6,833,693)
Total members' capital	26,573,154	32,073,308
Total liabilities and members' capital	$182,580,628	$189,622,775

The accompanying notes are an integral part of these financial statements.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2005 and 2004
(Audited)

	2005	2004
Revenues	$ 35,981,902	$ 1,000,000
Expenses		
Operations and maintenance expense	217,729	2,000
Administrative and general	1,095,261	57,868
Property taxes	1,802,788	—
Amortization of Path 15 project intangible assets	5,090,832	136,850
Amortization of regulatory assets	657,055	—
Total expenses	8,863,665	196,718
Income from operations	27,118,237	803,282
Other income (expense)		
Allowance for funds used during construction — debt	—	7,176,619
Interest income	826,214	109,374
Allowance for funds used during construction — equity	—	7,685,587
Interest charges and amortization of deferred financing costs	(13,046,319)	(16,995,361)
Equity commitment fees	—	(4,712,667)
Cash collateral fees	—	(150,000)
Total other expense	(12,220,105)	(6,886,448)
Net income (loss)	$ 14,898,132	$ (6,083,166)

The accompanying notes are an integral part of these financial statements.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC
CONSOLIDATED STATEMENTS OF MEMBERS' CAPITAL
Years ended December 31, 2005 and 2004
(Audited)

	Members' Units		Additional Paid-In Capital	Accumulated Deficit	Total
	Units	Amounts			
Balance December 31, 2003	1	1	—	(750,527)	(750,526)
Contributions from members	—	—	38,907,000	—	38,907,000
Net loss	—	—	—	(6,083,166)	(6,083,166)
Distributions to members	—	—	—	—	—
Balance December 31, 2004	1	$1	$38,907,000	$ (6,833,693)	$ 32,073,308
Contributions from members	—	—	—	—	—
Net income	—	—	—	14,898,132	14,898,132
Distributions to members	—	—	—	(20,398,286)	(20,398,286)
Balance December 31, 2005	1	$1	$38,907,000	$(12,333,847)	$ 26,573,154

The accompanying notes are an integral part of these financial statements.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2005 and 2004
(Audited)

	2005	2004
Cash flows from operating activities		
Net income (loss)	$ 14,898,132	$ (6,083,166)
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization of Path 15 project intangible assets	5,090,832	136,850
Amortization of regulatory assets	657,055	—
Amortization of debt issuance costs	327,527	3,906,317
Allowance for funds used during construction	—	(14,862,206)
Changes in assets and liabilities		
Decrease in related party receivables	—	33,237
Increase in accounts receivable	(3,309,620)	—
Increase in unbilled revenue	(5,331,948)	(1,000,000)
Decrease (increase) in prepaid assets	32,969	(306,487)
Decrease in accounts payable	(9,219)	(157,135)
Increase in related party payables	29,113	100,370
Increase in deferred revenue	4,892,968	1,193,766
(Decrease) increase in accrued interest	(24,667)	91,823
Increase in accrued property taxes	901,394	—
Capitalization of regulatory assets	(599,878)	(1,028,409)
Net cash provided by (used in) operating activities	17,554,658	(17,975,040)
Cash flows from investing activities		
Investment in Path 15 project intangible assets	—	(23,427,798)
Withdrawals from (additions to) restricted cash	47,924	(12,612,320)
Net cash provided by (used in) investing activities	47,924	(36,040,118)
Cash flows from financing activities		
Proceeds received on long-term debt, net of financing costs	—	37,524,546
Repayment of long-term debt	(7,331,582)	(7,872,000)
Distributions to members	(20,398,286)	—
Contributions from members	—	38,907,000
Net cash (used in) provided by financing activities	(27,729,868)	68,559,546
Net (decrease) increase in cash and temporary cash investments	(10,127,286)	14,544,388
Cash and cash equivalents		
Beginning of year	14,724,976	180,588
End of year	$ 4,597,690	$ 14,724,976

The accompanying notes are an integral part of these financial statements.

TRANS-ELECT NTD HOLDINGS PATH 15, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2005 and 2004
(Audited)

1. ORGANIZATION AND BUSINESS

Trans-Elect NTD Holdings Path 15, LLC, ("Holdings Path 15" or the "Company") is a limited liability company with four preferred members and a single common member. The preferred members of Holdings Path 15 are EIF Path 15 Funding LLC, Cardinal Power Funding, LLC, KB Transmission LLC, and New Transmission Development Company ("NTD"). NTD is a subsidiary of Trans-Elect, Inc. ("TE") and the common member of Holdings Path 15. Holdings Path 15 owns Trans-Elect NTD Path 15, LLC ("TE Path 15"), a Delaware limited liability company. Holdings Path 15 was formed October 16, 2002 and was a developmental stage enterprise until TE Path 15 began commercial operations on December 22, 2004. As such, revenues were recognized only for the last 10 days of 2004.

TE is a corporation organized under the laws of the State of Michigan and is an independent, for-profit transmission holding company that focuses on the acquisition of transmission systems from investor-owned utilities and other transmission owners and the development of new independent transmission lines. The Federal Energy Regulatory Commission ("FERC") regulates all revenues associated with transmission systems owned by TE and the Company in the United States.

TE, along with the Western Area Power Administration ("Western") and the Pacific Gas and Electric Company, ("PG&E") signed an agreement in 2002 to jointly construct a regulated transmission line and make related substation modifications along Path 15 in Central California. The then existing Path 15 transmission corridor encompassed two high voltage transmission lines that extend from southern California to northern California, facilitating the movement of power from the Pacific Northwest to southern California in the summer and from generators in southern California to northern California in the winter. The new transmission line consists of an additional eighty-three mile, 500-kilovolt transmission line along Path 15 (the "Path 15 Upgrade") which, with associated modifications to existing substations by PG&E, increases capacity to the north by an estimated 1,500 megawatts, while also boosting southbound deliveries.

Construction of the Path 15 Upgrade commenced in the third quarter of 2003, and commercial operation began on December 22, 2004. Western owns the completed transmission line and PG&E owns the substations into which the line connects. In return for financing the construction of the Path 15 Upgrade, TE Path 15 has received transmission system rights on the Path 15 Upgrade, but does not own any interest in the physical assets. TE Path 15 has assigned these rights to the California Independent System Operator ("CAISO") in return for payments designed to recover the FERC-approved revenue requirement. The transmission rights represent an intangible asset held by TE Path 15.

TE Path 15 established its annual revenue requirement of approximately $36.7 million in a filing submitted to the FERC in October 2004 (Docket No. ER05-17-000). In December 2004, FERC ordered that rates be established consistent with the filed revenue requirement, subject to refund. During the rate case, TE Path 15 agreed to changes in its filed revenue requirement, resulting in a proposed annual revenue requirement of approximately $36.0 million for 2005 - 2007 and has recognized this lower amount in operating revenue for the year ended December 31, 2005.

A hearing on the TE Path 15's rate filing was held before an Administrative Law Judge ("ALJ") in September 2005, who issued an Initial Decision in December 2005. In the Initial Decision, the ALJ recommended the disallowance of certain cash reserves that TE Path 15 included in its rate base for purposes of calculating its revenue requirement. TE Path 15 filed exceptions to the ALJ's Initial Decision on January 20, 2006 and responded to exceptions filed by other parties on February 9, 2006. The FERC commissioners will rule on TE Path 15's revenue requirement after considering the ALJ's Initial Decision as well as the filings made by TE Path 15 and intervenors. No deadline for FERC action exists, though TE Path 15 expects a FERC order in the 2nd or 3rd quarter of 2006. TE Path 15 believes that the incurrence of the costs associated with its reserves and working capital requirements were both prudent and necessary to successfully finance and complete the Path 15 Upgrade. TE Path 15 further believes that inclusion of these types of reserves in rate base is consistent with the FERC's current rate making practices and its objectives in promoting transmission development by independent companies. Consequently, management believes that it is probable that the FERC will approve an annual revenue requirement of approximately $36.0 million. Refer to Note 7 for additional information.

Western maintains the Path 15 Upgrade line and draws advance funding from TE Path 15 to pay for the expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements reflect the application of certain accounting policies described in this note. These policies are prepared in accordance with accounting principles generally accepted in the United States of America. In addition, these policies are also consistent with those accounting principles generally accepted in Canada.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Intercompany Balances

The consolidated financial statements include the financial statements of Holdings Path 15 and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Regulatory Accounting

TE Path 15 accounts for certain income and expense items in accordance with Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation" ("SFAS No. 71"). Pursuant to SFAS No. 71, certain costs are deferred, which would otherwise be charged to expense, as regulatory assets based on TE Path 15's ability to recover these costs in future rates.

Revenue Recognition

TE Path 15's electric transmission operations recognize revenues as transmission services are provided. TE Path 15 records unbilled revenue based on estimates at each month end and then adjusts to actual billed revenues when actual data becomes available. Cash received from auctions of firm transmission rights is recorded as deferred revenue until the month it is earned. Any revenue in excess of TE Path 15's annual revenue requirement is deferred until the overcollection is subtracted from the revenue requirement for the following year.

Cash and Temporary Cash Investments

Holdings Path 15 considers investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. Those instruments are primarily money market funds.

Restricted Cash

Restricted cash reflects amounts held as deposits for self-insured property losses and for the debt service reserve.

Path 15 Project Intangible Assets

Intangible assets held represent amounts contributed by TE Path 15 to Western for the construction and development of the Path 15 transmission line. TE Path 15 owns long-term transmission system rights for approximately seventy-two percent of the capacity of the completed transmission line. The intangible assets owned by TE Path 15 will be amortized over 30 years, the depreciable life of the Path 15 Upgrade approved by FERC, and will be tested for impairment at least annually by comparing the fair values of those assets with their recorded amounts consistent with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The total amount of project intangible assets was $152.7 million as of December 31, 2005 and 2004, respectively. The annual expense to amortize the intangible assets over 30 years is approximately $5.1 million.

Allowance for Funds Used During Construction ("AFUDC")

AFUDC, a non-cash item, represents the cost of capital used to finance utility construction activity. AFUDC is computed by applying a composite rate to qualified construction work in progress. The amount of AFUDC capitalized as a construction cost is credited to other income and deductions (for equity capital) and interest charges (for debt capital). AFUDC amounts capitalized are included in the Path 15 project intangible assets, and ultimately the rate base, used in establishing transmission service rates. TE Path 15 calculated AFUDC based on the amounts incurred related to the development and construction of Path 15.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Debt Issuance Costs

Other assets include deferred debt issuance costs, which are being amortized over the remaining maturity period of the outstanding debt. The Company's deferred debt issuance costs as of December 31, 2005 and 2004 were as follows:

	Debt Issuance Costs	Accumulated Amortization	Net, Debt Issuance Costs
Construction loan	$ 1,283,233	(1,283,233)	$ —
TE Path 15 Senior Bonds	5,413,199	(273,441)	5,139,758
Holdings Path 15 Senior Bonds	2,219,901	(144,447)	2,075,454
Holdings Path 15 Equity Bridge Loan	3,098,938	(3,098,938)	—
Balance December 31, 2004	$12,015,271	(4,800,059)	$7,215,212
Construction loan	$ 1,283,233	(1,283,233)	$ —
TE Path 15 Senior Bonds	5,413,199	(489,969)	4,923,230
Holdings Path 15 Senior Bonds	2,219,901	(255,446)	1,964,455
Holdings Path 15 Equity Bridge Loan	3,098,938	(3,098,938)	—
Balance December 31, 2005	$12,015,271	(5,127,586)	$6,887,685

Income Taxes

Holdings Path 15 is organized as a limited liability company and has elected to be taxed as a partnership. It is therefore exempt from paying federal income taxes. As a result, Holdings Path 15 has not recorded a provision for federal income taxes in its statement of operations or recorded amounts for deferred income tax assets or liabilities on its balance sheet. For FERC reporting purposes (non-GAAP), TE Path 15 computes, after the commencement of commercial operation, estimated federal income taxes as well as the associated deferred income taxes. TE Path 15 anticipates paying dividends to Holdings Path 15 in amounts at least sufficient for its members to satisfy their federal and state income tax obligations.

Other Comprehensive Income

As of December 31, 2005 and 2004, there were no components of other comprehensive income (defined as the change in equity of a business enterprise during a period from sources other than those resulting from investments by owners and distributions to owner).

3. CONSTRUCTION LOAN

On September 12, 2003, TE Path 15 entered into a Construction and Contingent Loan Credit Agreement (the "Credit Agreement") with DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt Am Main, New York Branch as Administrative Agent for $19.5 million in loan commitments. The purpose of the loan was to provide funds for construction contingencies and construction cost overruns. On December 8, 2004, the then outstanding loan balance of $12.0 million was reduced to $4.128 million pursuant to the terms of the Credit Agreement. The loan is collateralized by the assets of TE Path 15. Interest paid pursuant to the Credit Agreement in 2005 and 2004 was $0.2 million and $0.4 million, respectively. As of December 31, 2005 the outstanding balance under the Credit Agreement was $3.9 million. TE Path 15 expects to pay off the outstanding loan balance on or prior to its scheduled termination date of December 8, 2007.

4. SENIOR BONDS

Holdings Path 15

On September 12, 2003, the Company and TE Path 15 closed the financing necessary to fund the construction and operation of the transmission line and repay an outstanding development loan.

The Company entered into a Bond Purchase Agreement with several lenders for $56.0 million of Senior Bonds maturing in 2023. The interest rate for the bonds was set at 8.96%. The bonds are collateralized by the assets of the Company. Interest payments are scheduled to be paid over the term of the bonds. Principal repayments began in 2005 and are scheduled to be paid over the remaining term of the bonds.

4. SENIOR BONDS (Continued)

Holdings Path 15 is subject to various debt covenants under the Bond Purchase Agreement. The covenants include restrictions on payment of distributions to the common and preferred members. Management believes that Holdings Path 15 was in compliance with all debt covenants as of December 31, 2005 and 2004.

The net proceeds from the bond issue were contributed to TE Path 15 to fund construction costs. TE Path 15 will return cash to the Company through dividend declarations as necessary to make required semi-annual principal and interest payments, and declared and paid dividends of $7.7 million and $5.0 million during the years ended December 31, 2005 and 2004 to meet the required semi-annual principal and interest payments.

Long-term maturities for the period 2006 through 2010 are as follows:

2006	$ 2,828,000
2007	3,052,000
2008	2,660,000
2009	2,688,000
2010	2,660,000
Thereafter	39,396,000
Total	$53,284,000

TE Path 15

On September 12, 2003, TE Path 15 closed on a portion of the financing necessary to fund the construction and operation of the transmission line and repay an outstanding development loan. TE Path 15 entered into a Bond Purchase Agreement with several lenders for $95.5 million of Senior Bonds maturing on December 15, 2028. The Bond Purchase Agreement provided for the bonds to be drawn as separate series on the following dates: September 12, 2003 — $47.5 million; October 10, 2003 — $14.0 million; January 12, 2004 — $11.0 million; March 10, 2004 — $15.0 million; and June 10, 2004 — $8.0 million. On June 15, 2004, the five series of bonds were exchanged for a single issue for the aggregate amount was issued with an interest rate of 8.00%. The bonds are collateralized by the assets of TE Path 15. Principal and interest payments are scheduled to be paid over the remaining 23-year term of the bonds.

Long-term debt maturities for the period 2006 through 2010 are as follows:

2006	$ 4,440,792
2007	4,775,000
2008	4,058,792
2009	3,820,000
2010	3,820,000
Thereafter	70,192,416
Total	$91,107,000

TE Path 15 is subject to various debt covenants under the Bond Purchase Agreement. The covenants include restrictions on payment of distributions to Holdings Path 15, limitations on issuing additional debt and the total amount of capital expenditures that can be made by the Company. Management believes that TE Path 15 was in compliance with all debt covenants as of December 31, 2005 and 2004.

Cash paid for bond interest by Holdings Path 15 and TE Path 15 during the years ended December 31, 2005 and 2004 was approximately $12.5 million and $12.0 million, respectively.

5. PREFERRED MEMBER CAPITAL CONTRIBUTIONS

On December 8, 2004, the date of construction completion, three Preferred Members contributed $38.9 million of equity to the Company. These equity funds were contributed by Holdings Path 15 to TE Path 15 to establish cash reserves, pay down the Construction Loan, and pay other project costs. The individual amounts contributed by the Preferred Members were $14.1 million each from EIF Path 15 Funding LLC and Cardinal Power Funding, LLC and $10.6 million from KB Transmission LLC.

6. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2005 and 2004, the carrying amount of cash and cash equivalents approximates fair market value due to the short maturity of those investments. The estimated fair value of Holdings Path 15's long-term debt outstanding is based on the quoted market prices as of December 31, 2005 and 2004. The fair value of the short term loans outstanding as of December 31, 2005 and 2004 approximates the carrying value as a result of the short-term nature of the obligation. The estimated fair market values of Holdings Path 15's and TE Path 15's financial instruments are as follows:

	December 31, 2005		December 31, 2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Cash and cash equivalents	$17,162,086	$ 17,162,086	$27,337,296	$ 27,337,296
Liabilities				
Construction Loan	3,905,418	3,905,418	4,128,000	4,128,000
Holdings Path 15 Bonds	53,284,000	58,700,000	56,000,000	60,000,000
TE Path 15 Series F Senior Bonds	91,107,000	102,200,000	95,500,000	103,500,000

7. REGULATORY MATTERS

Rate Case

TE Path 15 established its current annual revenue requirement in a filing submitted to the FERC in October 2004 (Docket No. ER05-17-000). In December 2004, FERC ordered that rates be established consistent with the filed revenue requirement, subject to refund. A number of parties intervened in the case, six of whom protested elements of the filing. Testimony was provided by various parties and a hearing was held before a FERC Administrative Law Judge ("ALJ") on September 19 and 20, 2005. On December 21, 2005 the ALJ issued an Initial Decision (Docket No. ER05-17-002).

The revenue requirement filed by TE Path 15 is used to determine the tariff amounts that serve as the basis for the revenues realized by TE Path 15. The revenue requirement comprises two components. The first component provides for the recovery of operating expenses forecasted to be incurred by TE Path 15 during calendar year 2005. These operating expenses include estimated operation and maintenance expenses incurred by Western on behalf of the project to be billed to TE Path 15. The expenses also include operation and maintenance expenses billed to TE Path 15 by other parties, including TE, for managerial and administrative services provided to TE Path 15. The remainder of the operating expenses include depreciation and amortization, insurance, a provision for federal and state income taxes, other non-income taxes and the amortization of rate case-related expenses.

Second, it provides for a return on the net investment associated with the project. The net investment includes the gross value of TE Path 15's intangible assets, including Allowance for Funds Used During Construction ("AFUDC"), forecasted for calendar year 2005 reduced by one half of the depreciation expense expected to be recorded during 2005. The remainder of the net investment includes a provision for working capital and prepayments (including debt service and liquidity reserve accounts). The rate of return on the investment is determined by applying the capital structure and equity returns authorized by the FERC in Docket No. ER02-1672-000 and forecasted debt costs for 2005 to the total investment base. In this docket the FERC authorized a 50% debt/50% equity capital structure and 13.5% equity return. The annual revenue requirement requested by TE Path 15 for the years 2005 through 2007 was approximately $36.7 million.

During the rate case TE Path 15 agreed to changes in its filed revenue requirement, resulting in an annual revenue requirement of approximately $36.0 million for 2005 - 2007 and has recognized this lower amount in operating revenue for the year 2005. Overcollections resulting from the use of the higher filed revenue requirement will be refunded to transmission customers through the Transmission Revenue Balancing Account ("TRBA") mechanism in the CAISO tariff.

One area of controversy raised by intervenors in the rate case relates to TE Path 15's recovery of the costs associated with the portion of the capacity in the project granted to Western. Western has proposed in Docket No. ER04-1198 that it be able to recover approximately $1.3 million in Path 15 study costs, along with receiving all Firm Transmission Rights auction, wheeling and scheduling revenues associated with its 10% capacity entitlement when it chooses to schedule power over the Path 15 upgrade for use in serving its customer needs in Northern California during periods of congestion. At all other times, Western will credit these revenues back to the CAISO. Certain intervening parties have taken the position that Western's unwillingness to credit all of these additional revenues to the CAISO, coupled with TE Path 15's proposed revenue requirement, will lead to an overcharge for the CAISO's customers. TE Path 15 will credit

7. REGULATORY MATTERS (Continued)

its share of these additional revenues to customers as a revenue credit through the TRBA process. Because Western has not proposed to do likewise, these parties claim that customers will pay in excess of the project revenue requirement for the capacity. In their protests, they propose either that TE Path 15 reduce its revenue requirement by the ratio of 10/82 to reflect the share of TE Path 15's costs that should be Western's responsibility or that TE Path 15 reimburse the CAISO for any auction, wheeling and scheduling revenues that Western will retain for itself.

In the Initial Decision the ALJ reached the following conclusions:

- TE Path 15 has not shown inclusion of its debt and liquidity reserve account balances as rate base items to be just and reasonable; therefore, $10,773,091 should be removed from the rate base used to calculate its revenue requirement
- With regard to working capital allowance, TE Path 15 should adopt the FERC's 45-day convention and include in its calculation only O&M expenses, minus fuel and purchased power, resulting in a working capital allowance component of rate base of $300,812 vs. the requested $7,257,095
- TE Path 15's utilization of monthly compounding with regard to calculating AFUDC was affirmed
- The Commission's orders did not place the Western allocation issue into the hearing of the Path 15 rate case and, therefore, protestors are not permitted to pursue the issue in the proceeding.

If the FERC adopts the ALJ's Initial Decision, TE Path 15's annual revenue requirement would be approximately $2.3 million lower for the years 2005 - 2007. TE Path 15 filed exceptions to the ALJ's Initial Decision on January 20, 2006 and responded to exceptions filed by other parties on February 9, 2006. The FERC commissioners will rule on TE Path 15's revenue requirement after considering the ALJ's Initial Decision as well as the filings made by TE Path 15 and intervenors. No deadline for FERC action exists, though TE Path 15 expects a FERC order in the 2nd or 3rd quarter of 2006. TE Path 15 believes that the incurrence of the costs associated with its reserves and working capital requirements were both prudent and necessary to successfully finance and complete the Path 15 Upgrade. TE Path 15 further believes that inclusion of these types of reserves in rate base is consistent with the FERC's current rate making practices and its objectives in promoting transmission development by independent companies. Consequently, management believes that it is probable that the FERC will approve an annual revenue requirement of approximately $36.0 million.

Income Tax Allowance

In the rate case proceeding the FERC has also addressed the issue of whether a limited liability company ("LLC"), such as TE Path 15, is entitled to include a provision for federal and state income taxes in its revenue requirement if the regulated entity itself is not subject to the payment of income taxes. This issue arose out of a June 2004 decision by the Federal Circuit Court of Appeals of the District of Columbia in the case of BP West Coast Products, LLC vs. FERC. In that case, the Court decided that the SFPP Limited Partnership, a regulated oil products pipeline, was not entitled to include an income tax allowance in its revenue requirement since it did not itself actually pay income taxes. This finding was contrary to established FERC policy that an inclusion of a tax allowance was appropriate provided that income taxes were ultimately paid by a corporate investor in a limited partnership or LLC.

In light of the Court decision, TE Path 15 requested that the FERC make a specific finding that the Company be allowed to include an income tax allowance in its revenue requirement. The FERC ruled that TE Path 15 would be allowed to recover the taxes in its rates and that the issue would not be a part of the hearing process in Docket No. ER05-17-000. FERC further ordered, however, that the issue of the inclusion of income taxes in rates for limited partnerships or LLCs should be examined in a separate proceeding and that the income tax component of TE Path 15's revenue requirement would be subject to refund pending the findings of that separate proceeding. To that end, the FERC established a policy proceeding, Docket No. PL05-5-000, to examine the issue for all companies whose rates are regulated by FERC. In May 2005 the FERC issued an order in that policy proceeding concluding that a LLC would be entitled to include an allowance for income taxes in its rates as if it were a tax paying entity if the ultimate owners of the LLC have either an actual or potential tax liability associated with their investment in the regulated company.

Accordingly, the FERC has permitted TE Path 15 to include an allowance for state and federal income taxes in its revenue requirement even though TE Path 15 is not a tax paying entity. This decision has been appealed by one party, the Transmission Agency of Northern California ("TANC") to the U.S. Court of Appeals for the District of Columbia. In March 2006 the Court of Appeals dismissed TANC's appeal on the grounds that it was not timely to consider the matter. TANC will have the opportunity to refile an appeal at a later date.

Management believes it is unlikely that the FERC's decision in this matter will be overturned. If it is ultimately determined that the Company is not allowed to include a provision for income taxes in its rates, the result would likely be a reduction in annual revenues. In such a case, the Company anticipates undertaking measures to reduce the potential negative impact on cash flows.

7. REGULATORY MATTERS (Continued)

Regulatory Assets

As of December 31, 2005 and 2004, TE Path 15 had incurred $1.6 million and $1.0 million of costs to prepare and file its tariff with the FERC for a three year period of calendar years 2005 through 2007. The Company also incurred $0.1 million of transition costs during the year ended December 31, 2004 that were associated with organizing TE Path 15 to begin operations. The rate case and transition costs will be amortized and recovered in rates over the three year period of its rate filing.

TRBA

The CAISO tariff provides for a true-up mechanism in which the CAISO calculates any over- or under-collection of transmission revenues relative to the authorized annual revenue requirement and either credits or charges that difference to transmission customers in the subsequent year. This is done through a TRBA account. In 2005 and 2004 TE Path 15 received payments from the CAISO in excess of its filed revenue requirement. As of December 31, 2005 and 2004, TE Path 15 had recorded deferred revenue of $6.1 million and $1.2 million, respectively. Approximately $0.3 million and $1.2 million of these amounts were auction proceeds for future time periods. The other $5.8 million as of December 31, 2005 is a regulatory liability for collections in excess of the annual revenue requirement.

8. INCOME ALLOCATIONS AND DISTRIBUTIONS

Income allocations and distributions among members are determined under provisions of the Amended and Restated Limited Liability Company Operating Agreement of Trans-Elect NTD Holdings Path 15, LLC ("Operating Agreement") dated as of September 12, 2003. During the year ended December 31, 2005 Holdings Path 15 made $20.4 million of distributions to common and preferred members. No distributions were made during the year ended December 31, 2004.

9. RELATED PARTY TRANSACTIONS

TE

TE provides support services to TE Path 15 under a Management Services Agreement signed on September 12, 2003. This agreement calls for TE Path 15 to pay TE $200,000 at completion of construction and an annual fee of $250,000 plus personnel and third party costs for services provided under the Agreement. The annual fee is adjusted each year beginning January 2006 based on changes to the Producer Price Index. In addition, TE Path 15 made a $200,000 management fee payment and a $950,000 development fee payment to TE on December 8, 2004, the date of construction completion pursuant to the agreement.

As of December 31, 2005 and 2004, TE Path 15 had $129,483 and $100,370 in payables due to TE. These payables represent amounts due to TE under the Management Services Agreement for support services and reimbursements of third party vendor payments made on behalf of TE Path 15. In addition, during the years ended December 31, 2005 and 2004, TE Path 15 reimbursed TE a total of $0.6 million and $2.9 million related to costs incurred by TE related to TE Path 15. The cash amounts paid to TE included $0.3 million and $0.7 million for support services provided to TE Path 15, $0.1 million and $1.1 million in third party vendor payments and $0.2 million and $1.15 million in management and development fees.

During 2005 TE received $3,074,210 of distributions from Holdings Path 15 arising from NTD's preferred and common member interests in Holdings Path 15.

Wright and Talisman, P.C.

Alan Statman, who was an officer of TE until April 18, 2005, is a managing shareholder of the law firm Wright and Talisman, P.C. ("Wright & Talisman"). During the years ended December 31, 2005 and 2004, TE Path 15 paid Wright and Talisman a total of $462,000 and $0 and there was $39,210 and $0 due to Wright and Talisman as of December 31, 2005 and 2004, respectively. In addition, during the years ended December 31, 2005 and 2004, TE paid Wright and Talisman $106,000 and $584,000 for work associated with TE Path 15, which amounts were fully reimbursed to TE by TE Path 15.

EIF Path 15 Funding LLC

Equity commitment fees of $1.7 million were paid to EIF Path 15 Funding LLC on December 8, 2004 after EIF made its $14.1 million equity contribution to Holdings Path 15. In addition, EIF was reimbursed for LC fees in the amount of $0.1 million during 2004. During 2005 EIF received $6,299,660 of distributions from Holdings Path 15.

9. RELATED PARTY TRANSACTIONS (Continued)

Cardinal Power Funding, LLC

Equity commitment fees of $1.7 million were paid to Cardinal Power Funding, LLC on December 8, 2004 after Cardinal made its $14.1 million equity contribution to Holdings Path 15. In addition, Cardinal was reimbursed for LC fees in the amount of $0.1 million during 2004. During 2005 Cardinal received $6,290,660 of distributions from Holdings Path 15.

KB Transmission LLC

Equity commitment fees of $1.3 million and a cash collateral fee of $150,000 were paid to KB Transmission on December 8, 2004 after KB made its $10.6 million equity contribution to Holdings Path 15. During 2005 KB received $4,724,756 of distributions from Holdings Path 15.

CERTIFICATE OF THE COMPANY

Dated: September 22, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ATLANTIC POWER CORPORATION
by its manager
ATLANTIC POWER MANAGEMENT, LLC

By: (Signed) BARRY WELCH
Chief Executive Officer

By: (Signed) PATRICK WELCH
Chief Financial Officer

ATLANTIC POWER CORPORATION

On Behalf of the Board of Directors

By: (Signed) KEN HARTWICK
Director

By: (Signed) JOHN MCNEIL
Director

CERTIFICATE OF THE CREDIT SUPPORTERS

Dated: September 22, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ATLANTIC POWER HOLDINGS, LLC
by its manager
ATLANTIC POWER MANAGEMENT, LLC

By: (Signed) BARRY WELCH
Chief Executive Officer

By: (Signed) PATRICK WELCH
Chief Financial Officer

On behalf of the Board of Managers

By: (Signed) KEN HARTWICK
Manager

By: (Signed) JOHN MCNEIL
Manager

TETON POWER FUNDING, LLC

By: (Signed) BARRY WELCH
President

EPSILON POWER FUNDING, LLC

By: (Signed) BARRY WELCH
President

MP POWER LLC

By: (Signed) BARRY WELCH
President

TETON EAST COAST GENERATION LLC

By: (Signed) BARRY WELCH
President

TETON FUELS MID-GEORGIA LLC

By: (Signed) BARRY WELCH
President

TETON SELKIRK LLC

By: (Signed) BARRY WELCH
President

BADGER POWER GENERATION I LLC

By: (Signed) BARRY WELCH
President

BADGER POWER GENERATION II LLC

By: (Signed) BARRY WELCH
President

BAKER LAKE HYDRO LLC

By: (Signed) BARRY WELCH
President

DADE INVESTMENT, L.P.
by its general partner
NCP DADE POWER, LLC

By: (Signed) BARRY WELCH
President

GEDDES II COMPANY LLC

By: (Signed) BARRY WELCH
President

GEDDES COGENERATION COMPANY LLC

By: (Signed) BARRY WELCH
President

MEP RUMFORD, LLC

By: (Signed) BARRY WELCH
President

NCP DADE POWER LLC

By: (Signed) BARRY WELCH
President

NCP HOUSTON POWER LLC

By: (Signed) BARRY WELCH
President

NCP PASCO LLC

By: (Signed) BARRY WELCH
President

NCP PERRY LLC

By: (Signed) BARRY WELCH
President

OLYMPIA HYDRO LLC

By: (Signed) BARRY WELCH
President

ONONDAGA COGENERATION LIMITED PARTNERSHIP
by its general partner
GEDDES COGENERATION COMPANY LLC

By: (Signed) BARRY WELCH
President

ORLANDO POWER GENERATION I LLC

By: (Signed) BARRY WELCH
President

ORLANDO POWER GENERATION II LLC

By: (Signed) BARRY WELCH
President

STOCKTON COGEN (II) LLC

By: (Signed) BARRY WELCH
President

TETON OPERATING SERVICES, LLC

By: (Signed) BARRY WELCH
President

TETON NEW LAKE, LLC

By: (Signed) BARRY WELCH
President

CERTIFICATE OF THE UNDERWRITERS

Dated: September 22, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.

By: (Signed) JAMES A. TOWER

NATIONAL BANK FINANCIAL INC.	RBC DOMINION SECURITIES INC.	SCOTIA CAPITAL INC.
By: (Signed) MARTIN L. JURAVSKY	By: (Signed) DAVID DAL BELLO	By: (Signed) THOMAS KURFURST

CIBC WORLD MARKETS INC.

By: (Signed) DAVID H. WILLIAMS

TD SECURITIES INC.

By: (Signed) HAROLD R. HOLLOWAY

DUNDEE SECURITIES CORPORATION

By: (Signed) SASHA JACOB

AtlanticPower
Corporation

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

Atlantic Power Announces Cdn$150 Million Bought Deal Financing

Proceeds to be Used to Increase Ownership in Atlantic Holdings and to Partially Repay Credit Facility Arranged in Connection with the Acquisition of Trans-Elect NTD Holdings Path 15, LLC

BOSTON, MASSACHUSETTS – (CNNMatthews – Sept. 20, 2006)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power") announced today that it has entered into an agreement to sell to a syndicate of underwriters, on a bought deal basis, Income Participating Securities ("IPSs") at Cdn$10.55 per IPS for gross proceeds of Cdn$90 million and Cdn$60 million aggregate principal amount of 6.25% convertible secured debentures (the "Debentures") due October 31, 2011 to raise gross proceeds of Cdn$150 million. The underwriting syndicate is led by BMO Capital Markets and includes National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc. and Dundee Securities Corporation.

The issue of IPSs and Debentures will be offered in all provinces and territories of Canada by means of a short form prospectus. Closing of the offerings are expected to occur on or about October 11, 2006, subject to regulatory approval. The first distribution which purchasers under this offering will be eligible to receive will be payable on or about November 30, 2006 to holders of record on October 31, 2006.

The Debentures will pay interest semi-annually on April 30 and October 31 each year, commencing on April 30, 2007. The Debentures will mature on October 31, 2011 and will be convertible into approximately 80.6452 IPSs per Cdn$1,000 face amount of Debentures, at any time, at the option of the holder, representing a conversion price of Cdn$12.40 per IPS.

The net proceeds from the financing will be used by Atlantic Power to: (i) partially repay approximately US$37 million of the credit facility arranged in connection with the acquisition of Path 15 Project, and (ii) provide proceeds to Atlantic Power Holdings, LLC ("Holdings") to be used by Holdings to redeem a portion of the ownership interests in Holdings held by subsidiaries of ArcLight Energy Partners Funds I and II and another investor. In connection with the closing of the offering, Atlantic Power will increase its ownership in Holdings from 70.1% to

approximately 85%. Holdings indirectly owns interests in 15 power plants and one electric transmission project predominantly located in the United States.

The securities being offered have not been, and will not be, registered under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act"), and will not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons. This release does not constitute an offer for sale of or solicitation of an offer to buy securities in any jurisdiction.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the bought deal financing and the use of proceeds thereof. Such statements are subject to certain risks, uncertainties and assumptions which may cause the actual results, performance or achievements of Atlantic Power to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to the completion of the financing, which is subject to standard approvals, and the purchase of the securities by the Underwriters, which is subject to customary termination provisions. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this news release represent our expectations as of September 20, 2006 and, accordingly, are subject to change after such date. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Atlantic Power Corporation:

Atlantic Power Corporation owns interests in a diversified portfolio of fifteen power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

MATERIAL CHANGE REPORT

1. Name and Address of the Company:

Atlantic Power Corporation ("Atlantic")
250 Yonge Street, Suite 2400
Toronto, Ontario M5B 2M6

2. Date of Material Change:

September 20, 2006

3. News Release:

Attached as Schedule "A" is a copy of the press release relating to the material change issued on September 20, 2006 at Boston, Massachusetts and disseminated in Canada through CCN Matthews.

4. Summary of Material Change:

On September 20, 2006, Atlantic announced that it had entered into an agreement to sell to a syndicate of underwriters, on a bought deal basis, Income Participating Securities ("IPSs") at Cdn$10.55 per IPS for gross proceeds of Cdn$90 million and Cdn$60 million aggregate principal amount of 6.25% convertible secured debentures due October 31, 2011 to raise gross proceeds of Cdn$150 million. The underwriting syndicate is led by BMO Capital Markets and includes National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc. and Dundee Securities Corporation. Closing of the offerings are expected to occur on or about October 11, 2006, subject to regulatory approval.

5. Full Description of Material Change:

For a full description of the material change, please see "Schedule A" attached.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not Applicable.

8. Executive Officer:

For further information, please contact:

Barry Welch
Chief Executive Officer
Atlantic Power Management, LLC, manager
of Atlantic Power Corporation
Telephone: (617) 531-6369

9. Date of Report:

September 21, 2006

SCHEDULE "A"

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

Atlantic Power Announces Cdn$150 Million Bought Deal Financing

Proceeds to be Used to Increase Ownership in Atlantic Holdings and to Partially Repay Credit Facility Arranged in Connection with the Acquisition of Trans-Elect NTD Holdings Path 15, LLC

BOSTON, MASSACHUSETTS – (CCNMatthews – Sept. 20, 2006)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power") announced today that it has entered into an agreement to sell to a syndicate of underwriters, on a bought deal basis, Income Participating Securities ("IPSs") at Cdn$10.55 per IPS for gross proceeds of Cdn$90 million and Cdn$60 million aggregate principal amount of 6.25% convertible secured debentures (the "Debentures") due October 31, 2011 to raise gross proceeds of Cdn$150 million. The underwriting syndicate is led by BMO Capital Markets and includes National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc. and Dundee Securities Corporation.

The issue of IPSs and Debentures will be offered in all provinces and territories of Canada by means of a short form prospectus. Closing of the offerings are expected to occur on or about October 11, 2006, subject to regulatory approval. The first distribution which purchasers under this offering will be eligible to receive will be payable on or about November 30, 2006 to holders of record on October 31, 2006.

The Debentures will pay interest semi-annually on April 30 and October 31 each year, commencing on April 30, 2007. The Debentures will mature on October 31, 2011 and will be convertible into approximately 80.6452 IPSs per Cdn$1,000 face amount of Debentures, at any time, at the option of the holder, representing a conversion price of Cdn$12.40 per IPS.

The net proceeds from the financing will be used by Atlantic Power to: (i) partially repay approximately US$37 million of the credit facility arranged in connection with the acquisition of Path 15 Project, and (ii) provide proceeds to Atlantic Power Holdings, LLC ("Holdings") to be used by Holdings to redeem a portion of the ownership interests in Holdings held by subsidiaries of ArcLight Energy Partners Funds I and II and another investor. In connection with the closing

of the offering, Atlantic Power will increase its ownership in Holdings from 70.1% to approximately 85%. Holdings indirectly owns interests in 15 power plants and one electric transmission project predominantly located in the United States.

The securities being offered have not been, and will not be, registered under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act"), and will not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons. This release does not constitute an offer for sale of or solicitation of an offer to buy securities in any jurisdiction.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the bought deal financing and the use of proceeds thereof. Such statements are subject to certain risks, uncertainties and assumptions which may cause the actual results, performance or achievements of Atlantic Power to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to the completion of the financing, which is subject to standard approvals, and the purchase of the securities by the Underwriters, which is subject to customary termination provisions. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this news release represent our expectations as of September 20, 2006 and, accordingly, are subject to change after such date. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Atlantic Power Corporation:

Atlantic Power Corporation owns interests in a diversified portfolio of fifteen power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

MATERIAL CHANGE REPORT

1. *Name and Address of the Company:*

   Atlantic Power Corporation ("Atlantic")
   250 Yonge Street, Suite 2400
   Toronto, Ontario M5B 2M6

2. *Date of Material Change:*

   September 15, 2006

3. *News Release:*

   Attached as Schedule "A" is a copy of the press release relating to the material change issued on September 15, 2006 at Boston, Massachusetts and disseminated in Canada through CCN Matthews.

4. *Summary of Material Change:*

   On September 15, 2006 Atlantic announced that Atlantic Power Holdings, LLC ("Atlantic Holdings") had indirectly acquired 100% of Trans-Elect NTD Path 15, LLC ("Path 15 Opco"), which owns approximately 72% of the transmission system rights in the Path 15 transmission project (the "Project" or "Path 15") located in California.

   Additionally, Atlantic announced that it will increase its cash distribution to shareholders by an annual rate of Cdn$0.03 per Income Participating Security ("IPS") commencing with the September distribution. Since its Initial Public Offering ("IPO") in November 2004 Atlantic has increased annualized cash distributions per IPS by 6%.

5. *Full Description of Material Change:*

   Indirect Acquisition of Path 15 Opco

   On September 15, 2006, Atlantic announced that Atlantic Holdings had indirectly acquired 100% of Path 15 Opco (the "Acquisition"), which owns approximately 72% of the transmission system rights in the Project located in California. Atlantic paid $85.5 million in cash for Path 15 Opco, which has approximately $145 million in non-recourse project-level debt.

   The Project is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor in California to help alleviate what had been a chronic transmission congestion point in the state's north-south capacity. The Project went into service in December 2004.

   The Project's revenue stream is regulated by the Federal Energy Regulatory Commission (the "FERC") on a cost-of-service rate base methodology, which insulates cash flows from any impacts of power prices or actual line usage. The approved rate base includes all costs of the Project and earns an allowed rate of return that is reviewed by the FERC every three years, and the rate base is depreciated over 30 years. All prudently incurred operating and maintenance costs and capital expenditures may be collected in rates charged. California's Independent System Operator ("CAL-ISO") collects transmission access charges being paid predominantly by the state's investor-owned utilities and passes them to transmission owners, such as Path 15 Opco.

Transaction Approvals

The Acquisition was recommended to Atlantic Holdings by Atlantic Power Management, LLC (the "Manager"), the manager of Atlantic. Because an affiliate of ArcLight Capital Partners, LLC ("ArcLight"), Atlantic's sponsor, owned a 30% indirect interest in Path 15 Opco, the transaction was reviewed and approved by the members of the Board of Managers of Atlantic Holdings who are independent of ArcLight and subsidiaries of ArcLight Energy Partners Funds I and II and certain other investors. The independent members of the Board of Managers unanimously determined, based on a review of the Acquisition and an opinion from an independent financial advisor, that the Acquisition was fair and reasonable to, and in the best interests of, the holders of IPSs and unanimously approved the Acquisition.

The Acquisition may be considered a "related party transaction" within the meaning of Ontario Securities Commission Rule 61-501 — *Insider Bids, Issuer Bids, Business Combination and Related Party Transactions* ("Rule 61-501") and under Policy Statement No. Q-27 ("Q-27") of the Québec Autorité des marchés financiers. Rule 61-501 and Q-27 provide that, unless exempted, an issuer proposing to undertake a related party transaction is required to prepare a formal valuation of the subject matter of the proposed transaction and to provide holders of the class of affected securities a summary of such valuation. Rule 61-501 and Q-27 would also require that, unless exempted, the issuer seek approval of the transaction by a majority of the votes cast by the "minority" holders of the affected securities.

Atlantic has relied on an exemption available pursuant to Rule 61-501 and Q-27 from the formal valuation and minority approval requirements. Rule 61-501 and Q-27 provide that if, at the time the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeds 25% of the issuer's market capitalization, the formal valuation and minority approval requirements do not apply to such transaction. The Acquisition is exempt from the formal valuation and minority approval requirements of Rule 61-501 and Q-27 because, at the time the Acquisition was agreed to, neither the fair market value of the vendor's assets nor the fair market value of the consideration paid by Atlantic Holdings for the vendor's equity securities, insofar as it involved an affiliate of ArcLight, exceeded 25% of Atlantic's market capitalization calculated in accordance with Rule 61-501 and Q-27.

Increase in Atlantic's Distributions

Atlantic also announced that it will increase its cash distribution to shareholders by an annual rate of Cdn$0.03 per IPS commencing with the September distribution. Since its IPO in November 2004 Atlantic has increased annualized cash distributions per IPS by 6%.

6. *Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:*

   Not applicable.

7. *Omitted Information:*

   Not Applicable.

8. *Executive Officer:*

For further information, please contact:

Barry Welch
Chief Executive Officer
Atlantic Power Management, LLC, manager
of Atlantic Power Corporation
Telephone: (617) 531-6369

9. *Date of Report:*

September 21, 2006

SCHEDULE "A"

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

Atlantic Power Announces Closing of Path 15 Acquisition and Distribution Increase

BOSTON, MASSACHUSETTS--(CCNMatthews - Sept. 15, 2006) - Atlantic Power Corporation (TSX:ATP.UN) ("Atlantic Power" or the "Company") announced today that Atlantic Power Holdings, LLC had indirectly acquired 100% of Trans-Elect NTD Path 15, LLC, which owns approximately 72% of the transmission system rights in the Path 15 transmission project (the "Project" or "Path 15") located in California. The Company paid $85.5 million in cash for the Project, which has approximately $145 million in non-recourse project-level debt.

The Project is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor in California to help alleviate what had been a chronic transmission congestion point in the state's north-south capacity. The Project went into service in December 2004.

The Project's revenue stream is regulated by the Federal Energy Regulatory Commission (the "FERC") on a cost-of-service rate base methodology, which insulates cash flows from any impacts of power prices or actual line usage. The approved rate base includes all costs of the Project and earns an allowed rate of return that is reviewed by the FERC every three years, and the rate base is depreciated over 30 years. All prudently incurred operating and maintenance costs and capital expenditures may be collected in rates charged. California's Independent System Operator ("CAL-ISO") collects Transmission Access Charges being paid predominantly by the state's investor-owned utilities and passes them to transmission owners, such as Path 15.

"We are very pleased to be completing the Path 15 acquisition, further strengthening our ability to generate stable, sustainable and predictable cash flows while enhancing the diversity of our project portfolio," commented Barry Welch, President and CEO.

The Company also announced today that it will increase its cash distribution to shareholders by an annual rate of Cdn$ 0.03 per Income Participating Security ("IPS") commencing with the September distribution. Since its Initial Public Offering ("IPO") in November 2004 the Company has increased annualized cash distributions per IPS by 6%.

"This increase in cash distributions, the second since our IPO, is another significant milestone and the direct result of our successful strategies to support and grow distributable cash over the long term," commented Barry Welch.

Atlantic Power Corporation owns interests in a diversified portfolio of fifteen power generation projects and one transmission line located primarily in major markets in the United States. The

Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the acquisition of the Project and the anticipated financial and operational performance of the Project. Such statements are subject to certain risks, uncertainties and assumptions which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to the anticipated financial and operating performance of the Project. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this news release represent our expectations as of September 15, 2006 and, accordingly, are subject to change after such date. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:

Atlantic Power Corporation
Barry Welch
President and CEO
(617) 531-6379
info@atlanticpowercorporation.com

For Ministry Use Only
À l'usage exclusif du ministère

Ontario

Ministry of Consumer and Business Services

Ministère des Services aux consommateurs et aux entreprises

Ontario Corporation Number
Numéro de la société en Ontario

2048921

1

AUTHORIZATION
Authorization pursuant to item 6 of this application is given on

AUTORISATION
L'autorisation demandée à la rubrique 6 de la présente demande est accordée le

JULY 0 6 JUILLET, 2005

and is valid for 6 months.

et est valable pour 6 mois.

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

APPLICATION FOR AUTHORIZATION TO CONTINUE IN ANOTHER JURISDICTION
DEMANDE D'AUTORISATION DE MAINTIEN SOUS LE RÉGIME D'UNE AUTRE AUTORITÉ LÉGISLATIVE

Form 7
Business Corporations Act

Formule 7
Loi sur les sociétés par actions

1. The name of the corporation is: *Dénomination sociale de la société :*

ATLANTIC POWER CORPORATION

2. Date of incorporation/amalgamation: *Date de la constitution ou de la fusion :*

2004 June 18

(Year, Month, Day) *(année, mois, jour)*

3. The corporation is/is not offering securities to the public within the meaning of subsection 1 (6) of the *Business Corporations Act*.

La société offre/n'offre pas des valeurs au public au sens du paragraphe 1 (6) de la Loi sur les sociétés par actions.

4. The corporation is not in default in filing notices and returns under the *Corporations Information Act*.

La société a déposé tous les avis requis par la Loi sur les renseignements exigés des personnes morales.

5. There are no actions, suits or proceedings pending against the corporation and no unsatisfied judgements or orders outstanding against the corporation, except as follows:

Aucune action ni aucune instance n'est en cours contre la société et les jugements ou les ordonnances à l'encontre de la société ont été exécutés à l'exception de ce qui suit:

6. It is requested that the corporation be authorized under section 181 of the *Business Corporations Act* to apply to the proper officer for an instrument of continuance continuing the corporation as if it had been incorporated under the laws of

La société demande l'autorisation aux termes de l'article 181 de la Loi sur les sociétés par actions de s'adresser au fonctionnaire compétent pour obtenir un certificat de maintien la maintenant de la même façon que si elle avait été constituée en vertu des lois de/du

British Columbia

---

7. The necessity therefor is as follows:

La présente demande se fonde sur les motifs suivants :

Corporation will be conducting business mainly in the Province of British Columbia

8. The laws of the jurisdiction to which the corporation will apply for an instrument of continuance provide in effect that

Les lois de l'autorité législative à laquelle la société demandera un certificat de maintien prévoient ce qui suit:

(a) The property of the corporation continues to be the property of the body corporate;

(b) The body corporate continues to be liable for the obligations of the corporation;

(c) An existing cause of action, claim or liability to prosecution is unaffected;

(d) A civil, criminal, or administrative action or proceeding pending by or against the corporation may be continued to be prosecuted by or against the body corporate; and

(e) A conviction against the corporation may be enforced against the body corporate or a ruling, order or judgement in favour of or against the corporation may be enforced by or against the body corporate.

a) les biens de la société deviennent les biens de la personne morale;

b) la personne morale continue d'être tenue des obligations de la société;

c) le maintien n'a pas de conséquence sur les causes d'action, les créances et les poursuites dont la société est passible;

d) les instances civiles, pénales ou administratives auxquelles la société est partie peuvent être continuées par la personne morale ou contre elle; et

e) les condamnations prononcées à l'encontre de la société sont susceptible d'exécution à l'encontre de la personne morale et les ordonnances ou les jugements prononcés en faveur de la société ou contre elle sont susceptibles d'exécution par la personne morale ou contre elle.

9. This application has been authorized by a special resolution.

La présente demande a été autorisée par résolution spéciale.

10. This application is accompanied by the consent of:

(a) The Corporation Tax Branch of the Ministry of Finance and

(b) The Ontario Securities Commission.

La présente demande est accompagnée du consentement :

a) d'une part, de la Direction de l'imposition des corporations du ministre des Finances;

b) d'autre part, de la Commission des valeurs mobilières de l'Ontario

This application is signed in duplicate.

La présente demande est signée en double exemplaire.

Atlantic Power Corporation

(Name of Corporation)
(Dénomination sociale de la société)

By/Par [signature]
(Signature)
(Signature)

Chief Executive Officer of Atlantic Power Management LLC, manager of Atlantic Power Corporation
(Description of Office)
(Fonction)

BRITISH COLUMBIA

Number: C0729547

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that ATLANTIC POWER CORPORATION, has continued into British Columbia from the Jurisdiction of ONTARIO, under the Business Corporations Act, with the name ATLANTIC POWER CORPORATION on July 8, 2005 at 04:13 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On July 8, 2005

Liz Mueller

LIZ MUELLER
Registrar of Companies
Province of British Columbia
Canada

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Continuation Application

FORM 16
BUSINESS CORPORATIONS ACT
Section 302

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

Liz Mueller
LIZ MUELLER
July 8, 2005

FILING DETAILS: *Continuation Application for:*
ATLANTIC POWER CORPORATION

Incorporation Number: **C0729547**

Filed Date and Time: **July 8, 2005 04:13 PM Pacific Time**

Recognition Date and Time: **Continued into British Columbia July 8, 2005 04:13 PM Pacific Time**

CONTINUATION APPLICATION

Name Reservation Number:
NR7518061

Name Reserved:
ATLANTIC POWER CORPORATION

PREVIOUS FOREIGN JURISDICTION INFORMATION

Identifying Number in Foreign Jurisdiction:
2048921

Name in Foreign Jurisdiction:
ATLANTIC POWER CORPORATION

Date of Incorporation, Continuation, or Amalgamation in Foreign Jurisdiction:
June 18, 2004

Foreign Jurisdiction:
ONTARIO

Authorization for Continuation

The authorization for the continuation into BC from the foreign corporations jurisdiction was filed.

NOTICE OF ARTICLES

Name of Company:

ATLANTIC POWER CORPORATION

REGISTERED OFFICE INFORMATION

Mailing Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

Delivery Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

Delivery Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
HARTWICK, KENNETH

Mailing Address:
747 ROBERTSON CRESCENT
MILTON ON L9T 1W3
CANADA

Delivery Address:
747 ROBERTSON CRESCENT
MILTON ON L9T 1W3
CANADA

Last Name, First Name, Middle Name:
MCNEIL, JOHN

Mailing Address:
72 RYKERT CRESCENT
TORONTO ON M4C 2S9
CANADA

Delivery Address:
72 RYKERT CRESCENT
TORONTO ON M4C 2S9
CANADA

Last Name, First Name, Middle Name:
GERSTEIN, IRVING

Mailing Address:
55 CLARENDON AVENUE
TORONTO ON M4V 1J2
CANADA

Delivery Address:
55 CLARENDON AVENUE
TORONTO ON M4V 1J2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
HARTWICK, KENNETH

Mailing Address:
747 ROBERTSON CRESCENT
MILTON ON L9T 1W3
CANADA

Delivery Address:
747 ROBERTSON CRESCENT
MILTON ON L9T 1W3
CANADA

Last Name, First Name, Middle Name:
MCNEIL, JOHN

Mailing Address:
72 RYKERT CRESCENT
TORONTO ON M4C 2S9
CANADA

Delivery Address:
72 RYKERT CRESCENT
TORONTO ON M4C 2S9
CANADA

Last Name, First Name, Middle Name:
GERSTEIN, IRVING

Mailing Address:
55 CLARENDON AVENUE
TORONTO ON M4V 1J2
CANADA

Delivery Address:
55 CLARENDON AVENUE
TORONTO ON M4V 1J2
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Sharus	Without Par Value Without Special Rights or Restrictions attached

APPENDIX "A"

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.fin.gov.bc.ca/registries

CONTINUATION APPLICATION

FORM 16 – BC COMPANY

Section 302 *Business Corporations Act*

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The regulations under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the Business Corporations Act. Questions about how the FIPPA applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. NAME OF COMPANY – *Choose one of the following:*

☑ The name Atlantic Power Corporation is the name reserved for the foreign corporation to be continued in. The name reservation number is NR9547350, OR

☐ The foreign corporation is to be continued in with a name created by adding "B.C. Ltd." after the incorporation number of the company.

B. FOREIGN CORPORATION'S CURRENT JURISDICTION

1. Corporate number assigned by the foreign corporation's jurisdiction: is 2046921.
2. Corporation's name in the foreign corporation's jurisdiction: Atlantic Power Corporation.
3. Foreign corporation's date of incorporation or the most recent date of amalgamation or continuation: June 18, 2004.
4. Foreign corporation's jurisdiction of incorporation, amalgamation or continuation: Ontario.

C. AUTHORIZATION FOR CONTINUATION

Authorization for the continuation from the foreign corporation's jurisdiction is:

☐ ATTACHED ☑ ALREADY FILED

D. REGISTRATION AS AN EXTRAPROVINCIAL COMPANY

Is the foreign corporation currently registered in BC as an extraprovincial company?

☐ YES ☑ NO

If YES, enter the BC registration number and name of the extraprovincial company below:

Extraprovincial Registration Number in BC: N/A

Extraprovincial Company Name in BC: N/A

(including assumed name, if any, approved for use in BC)

E. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE FOREIGN CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE FOREIGN CORPORATION	DATE SIGNED

FORM 16/WEB Rev. 2004 / 3/10

Page 1

NOTICE OF ARTICLES

A. NAME OF COMPANY

Set out the name of the company as set out in Item A of the Continuation Application.

Atlantic Power Corporation

B. TRANSLATION OF COMPANY NAME

Set out every translation of the company name that the company intends to use outside of Canada, or if none, enter "not applicable".

N/A

C. DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The delivery address must be for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days. If there is no office at which the individual can usually be served with records during statutory business hours, enter the delivery address and mailing address, if different, of the individual's residence. Attach an additional sheet if more space is required.

FULL NAME INCLUDING MIDDLE NAME, IF APPLICABLE	DELIVERY ADDRESS INCLUDING POSTAL CODE	MAILING ADDRESS INCLUDING POSTAL CODE
Irving Gerstein	55 St. Clair Avenue West Suite 260, Toronto, Ontario M4V 2Y7	55 St. Clair Avenue West Suite 260, Toronto, Ontario M4V 2Y7
Kenneth Hartwick	6345 Dixie Road, #400 Mississauga, Ontario L5T 2E6	6345 Dixie Road, #400 Mississauga, Ontario L5T 2E6
John McNeil	Suite 1000, 10th Floor 34 King Street East Toronto, Ontario, M5C 2X8	Suite 1000, 10th Floor 34 King Street East Toronto, Ontario, M5C 2X8

D. REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING POSTAL CODE)

1900 – 355 Burrard Street, Vancouver, BC V6C 2G8

MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING POSTAL CODE)

1900 – 355 Burrard Street, Vancouver, BC V6C 2G8

E. RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING POSTAL CODE)

1900 – 355 Burrard Street, Vancouver, BC V6C 2G8

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING POSTAL CODE)

1900 – 355 Burrard Street, Vancouver, BC V6C 2G8

F. AUTHORIZED SHARE STRUCTURE

	Maximum number of shares of this class or series of shares that the company is authorized to issue	Kind of shares of this class or series of shares		Are there special rights or restrictions attached to the shares of this class or series of shares?
Identifying name of class or series of shares	MAXIMUM NUMBER OF SHARES AUTHORIZED	PAR VALUE	TYPE OF CURRENCY	YES/NO
Common	No Maximum	NPV	N/A	No

FORM 10 Rev. 2004 / 8 / 10

APPENDIX "B"

ATLANTIC POWER CORPORATION

Atlantic Power Corporation (the "**Company**") has as its articles the following articles.

Adopted by Special Resolution of the shareholders on June 8, 2005.

Incorporation number: NR9547350

PART 1 - INTERPRETATION

1.1 Definitions

Without limiting Article 1.2 in these Articles, unless the context otherwise requires:

(1) "**board of directors**", "**directors**" and "**board**" mean the directors or sole director of the Company for the time being;

(2) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "**legal personal representative**" means the personal or other legal representative of the shareholder;

(4) "**OBCA**" means the *Business Corporations Act* (Ontario) and all amendments thereto in force from time to time and any statute or code of the Province of Ontario that supercedes such Act;

(5) "**registered address**" of a shareholder means the shareholder's address as recorded in the central securities register; and

(6) "**seal**" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

PART 2 - SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name; or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or

(except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

2.10 Lien on Shares

The Company has a lien on any share or shares registered in the name of a shareholder or his legal representative for any debt of that shareholder to the Company.

2.11 Enforcement of Lien

The lien referred to in Article 2.10 may be enforced by any means permitted by law and:

(a) where the share or shares are redeemable pursuant to the articles of the Company by redeeming such share or shares and applying the redemption price to the debt;

(b) subject to the *Business Corporations Act*, by purchasing the share or shares for cancellation for a price equal to the book value of such share or shares and applying the proceeds to the debt;

(c) by selling the share or shares to any third party whether or not such party is at arm's length to the Company, and including, without limitation, any officer or director of the Company, for the best price which the directors consider to be obtainable for such share or shares; or

(d) by refusing to register a transfer of such share or shares until the debt is paid.

PART 3 - ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

(a) past services performed for the Company;

(b) property;

(c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

3.6 Fractional Shares

The Company may issue fractional shares, and the holders of fractional shares of the Company shall be entitled to exercise the rights of a shareholder for such fractional share in proportion to the fraction of the share held.

PART 4 - SHARE REGISTERS

4.1 Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

PART 5 - SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company;

(3) such additional requirements as may be imposed from time to time in accordance with Part 25 of these articles have been complied with; and

(4) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

PART 6 - TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

PART 7 - PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2 and 7.3, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Restriction on Intercorporate ownership of Own Shares

The Company shall not hold shares in itself or in its holding corporation and shall not permit any of its subsidiaries to hold shares of the Company unless such holding would be permitted under the OBCA.

7.4 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

PART 8 - BORROWING POWERS

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

PART 9 - ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may by special resolution:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully-paid issued, shares;

(4) if the Company is authorized to issue shares of a class of shares with par value:

(a) decrease the par value of those shares; or

(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

PART 10 - MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Place of Meetings

Meetings of the shareholders shall be held at the place where the registered office of the Company is situate or, if the board shall so determine, at some other place within or outside British Columbia.

10.4 Calling of Meetings of Shareholders

The directors may, whenever and whenever they think fit, call a meeting of shareholders. The Company can hold its general meetings at a specified location outside of British Columbia if so authorized by a resolution of its directors.

10.5 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.6 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. (Toronto time) on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.9 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.10 Meetings by Telephone, Electronic or Other Communications Facility

Any person entitled to attend a meeting of shareholders may participate in the meeting, to the extent and in the manner permitted under the *Business Corporations Act*, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Company makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting. The directors or the shareholders of the Company who call a meeting of shareholders pursuant to the Act may determine that the meeting shall be held, to the extent and in the manner permitted by law, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

PART 11 - PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons, present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy for a shareholder so entitled.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the auditor of the Company, such other persons entitled to attend under the *Business Corporations Act* and any other persons invited by the chair of the meeting or with the consent of the meeting are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any meeting reconvened after an adjournment other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy, by electronic means or otherwise.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

  (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs, provided that every shareholder or proxyholder participating in the meeting electronically must be permitted to vote their shares on the poll;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

(1) On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way; and

(2) any shareholder or proxyholder participating in a meeting of shareholders by electronic means and entitled to vote at that meeting may vote, to the extent and in the manner permitted by law, partly or entirely by means of the telephonic, electronic or other communication facility that the Company has made available for that purpose.

11.21 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

PART 12 - VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

  (a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

  (b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 12.5:

  (a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

  (b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

> *[name of company]*
> (the "**Company**")
>
> The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name]*, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.
>
> Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):
>
> Signed *[month, day, year]*
>
> ______________________________
>
> *[Signature of shareholder]*
>
> ______________________________
>
> *[Name of shareholder—printed]*

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 13 - DIRECTORS

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act*. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given) and

(b) the number of directors set under Article 14.4;

(3) if the Company is not a public company, the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given) and

(b) the number of directors set under Article 14.4.

13.2 Residency of Directors

A majority of the directors shall be resident Canadians provided that if the number of directors is fewer than three, at least one shall be a resident Canadian.

13.3 Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.4 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.5 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.6 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.7 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.8 Special Remuneration for Directors

If any director who is not an employee or officer performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director who is not an employee or officer, or if any director who is not an employee or officer is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director who is not an employee or officer, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.9 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14 - ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution in lieu of an annual general meeting as contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 14.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by ordinary resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

PART 15 - POWERS AND DUTIES OF DIRECTORS

15.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

15.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 16 - DISCLOSURE OF INTEREST OF DIRECTORS

16.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act* or the OBCA.

16.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless

all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

16.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6 No Disqualification

Subject to any restrictions under the OBCA, no director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act* and the OBCA, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act* and the OBCA, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 17 - PROCEEDINGS OF DIRECTORS

17.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3) any other director chosen by the directors if:

(a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director has waived notice of the meeting.

17.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

17.9 Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

17.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the number directors, provided that where the number of directors of the Company is two directors, both directors must be present to constitute a meeting.

17.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18 - EXECUTIVE AND OTHER COMMITTEES

18.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

18.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

18.3 Obligations of Committees

Any committee appointed under Articles 18.1, 18.2 and 18.6, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

18.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1, 18.2 and 18.6:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

18.5 Committee Meetings

Subject to Article 18.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1, 18.2 and 18.6:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.6 Audit Committee

If the Company is a public company the directors shall, and otherwise the directors may, constitute an audit committee composed of not fewer than three directors, a majority of whom are not officers or employees of the Company or any of its affiliates, and who shall hold office until the next annual meeting of shareholders. Notwithstanding anything provided in this Part 18, the audit committee shall have the powers and duties provided in the *Business Corporations Act.*

PART 19 - OFFICERS

19.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20 - INDEMNIFICATION

20.1 Definitions

In this Article 20:

(1) **"eligible penalty"** means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) **"eligible proceeding"** means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or a former director of the Company (an **"eligible party"**) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3) "**expenses**" has the meaning set out in the *Business Corporations Act.*

20.2 Mandatory Indemnification of Directors and Former Directors

Subject to the *Business Corporations Act*, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

20.4 Non-Compliance with *Business Corporations Act*

The failure of a director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, officer, employee or agent of the Company;

(2) is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

PART 21 - DIVIDENDS

21.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. (Toronto time) on the date on which the directors pass the resolution declaring the dividend.

21.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of cash or cash equivalents, specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

21.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10 Dividend Bears No Interest

No dividend bears interest against the Company.

21.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

21.14 Unclaimed Dividend

Any dividend that is unclaimed after six years from the date on which it was declared payable shall be forfeited and shall revert to the Company.

PART 22 - DOCUMENTS, RECORDS AND REPORTS

22.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

22.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

PART 23 - NOTICES

23.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

23.2 Deemed Receipt

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. Notices sent by any means of transmitted or recorded communication or provided as an electronic document shall be deemed to have been received on the business day on which such notices were sent, or on the next business day following, if sent on a day other than a business day.

23.3 Electronic Signatures

A requirement under the *Business Corporations Act* or these Articles for a signature or for a document to be executed, is satisfied by a signature or execution in electronic form if such is permitted by law and all requirements prescribed by law are met.

23.4 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.5 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.6 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 24 - SEAL

24.1 Who May Attest Seal

The Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of any one or more duly authorized directors or officers or other persons as may be determined by the directors from time to time.

24.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

PART 25 – SPECIAL RIGHTS AND RESTRICTIONS

25.1 Definitions

In this Article 25:

(1) **"designated security"** means:

(a) a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) **"security"** has the meaning assigned in the *Securities Act* (British Columbia);

(3) **"voting security"** means a security of the Company that:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2 Application

Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

25.4 Restriction On Ownership By ERISA Plans

(a) At no time may any securities of the Company be purchased by, transferred to or beneficially held by any employee benefit plan that is subject to the fiduciary and prohibited transaction provisions of the *United States Employee Retirement Income Security Act of 1974*, as amended ("ERISA"), and/or any plan that is subject to section 4975 of the *United States Internal Revenue Code of 1986*, as amended, any trust holdings assets of such a plan and any entity that is deemed to hold the assets of such a plan pursuant to 29 C.F.R. Section 2510.3-101, issued by the United States Department of Labor (an "**ERISA Plan**").

(b) Any purported sale, disposition or other transfer of any of the Company's securities (whether or not the result of a transaction entered into through the facilities of the Toronto Stock Exchange (the "TSX") (or any other national securities exchange or automated quotation system) that, if effective, would result in any ERISA Plan beneficially owning any securities of the Company (a "**Transfer**") shall be void *ab initio*, and the intended transferee shall acquire no rights in such securities. Each transferee of beneficial ownership of the Company's securities shall be deemed to represent to the Company that such transferee is not an ERISA Plan.

(c) Each person who is a beneficial owner of the Company's securities and each person (including the securityholder of record) who is holding securities for a beneficial owner shall, within 30 days of receiving a written request from the Company therefor, provide to the Company a written statement of affidavit stating such information as the Company may request in order to determine whether such person is an ERISA Plan or not.

(d) Notwithstanding any provision contained in these articles of amendment to the contrary, nothing herein shall preclude the settlement of any transaction entered into through the facilities of the TSX or any other national securities exchange or any other automated quotation system.

(e) If, notwithstanding paragraph (b) above, a purported Transfer or any other event pursuant to which any ERISA Plan would beneficially own any of the Company's securities (a "**Non-Transfer Event**") is purported to occur, then:

(i) the purported transferee shall be deemed to be a person who is prevented from becoming or remaining the owner of record title to securities of the Company pursuant to paragraph (b) above and shall acquire no right or interest or, in the case of a Non-Transfer Event, the person holding record title to the securities beneficially owned by such beneficial owner shall cease to own any right or interest in the securities (a "**Prohibited Owner**"),

(ii) such securities shall automatically be transferred to a correction trust in accordance with paragraph (h) below,

(iii) the Prohibited Owner shall submit the certificates representing such securities to the Company, accompanied by all requisite and duly executed assignments of transfer thereof, for registration in the name of the trustee of the correction trust (the "**Trustee**") and such Prohibited Owner shall take any and all actions reasonably requested by the Company to complete the transfer of such securities to the correction trust,

(iv) such securities shall be sold by the Trustee in accordance with paragraph (i) below, and

(v) such transfer to a correction trust shall be effective as of the close of trading on the trading day prior to the date of the purported Transfer or Non-Transfer Event, as the case may be.

(f) If the Company, or its designees, shall at any time determine in good faith that a Transfer has taken place in violation of paragraph (b) above or that an ERISA Plan intends to acquire or has attempted to acquire beneficial ownership of any of the Company's securities, the Company shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or acquisition, including, but not limited to, refusing to give effect to such Transfer on the transfer books of the Company or instituting proceedings to enjoin such Transfer or acquisition, but the failure to take any such action shall not affect the transfer to a correction trust in accordance with paragraph (e) above.

(g) Any ERISA Plan that acquires or attempts to acquire securities in violation of paragraph (b) above, or any ERISA Plan that owns securities that were transferred to a correction trust pursuant to paragraph (e) above, shall immediately give written notice to the Company of such event and shall provide to the Company such other information as the Company may request in order to determine the effect, if any, of such Transfer or Non-Transfer Event, as the case may be, on the Company.

(h) Upon any purported Transfer in violation of paragraph (b) or Non-Transfer Event, (i) the Company shall create, or cause to be created, a correction trust, and shall designate a Trustee of such correction trust and a beneficiary of such correction trust (which beneficiary shall be the Company), and (ii) the securities purported to be transferred to an ERISA Plan (or held by an ERISA Plan as a result of a Non-Transfer Event) shall be automatically transferred to such correction trust to be held for the benefit of the Company. Any transfer to a correction trust shall be effective as of the close of trading on the trading day prior to the date of the purported Transfer or Non-Transfer Event that results in the transfer to the correction trust. The sole obligation of the correction trust and the Trustee to the ERISA Plan that purported to be the beneficial owner of the securities that are transferred to the correction trust shall be to pay to such ERISA Plan the net proceeds of the sale of such securities, as described in paragraph (i) below. In particular, such ERISA Plan shall not be deemed to be a beneficiary of the correction trust and the Trustee shall have no fiduciary duties with respect to such ERISA Plan (or its participants or beneficiaries), it being understood that the Trustee is to act solely in the interest of the Company to correct a purported Transfer or non-Transfer Event that has occurred in violation of paragraph (b). The Trustee shall be appointed by the Company, and the Company shall use reasonable efforts not to appoint as Trustee a person who is a "party in interest" with respect to such ERISA Plan, within the meaning of Section 3(14) of ERISA, based on such information (if any) as may be provided to the Company by such ERISA Plan.

(i) Upon the transfer to the correction trust of the securities in accordance with paragraph (h) above, the Trustee shall sell such securities on the TSX (or any other national securities exchange or automated quotation system the securities are then traded) (or, if the securities are not so traded, in any commercially reasonable sale) and, in the interim, shall suspend the voting and distribution rights attached to such securities. The ERISA Plan's sole right with respect to the securities and the correction trust shall be to receive the net proceeds of sale following surrender of the certificates representing such securities.

25.5 Limitation on United States Resident Ownership

(a) At no time may more than 100 United States persons (using the principles of counting for purposes of Section 3(c)(1) of the *Investment Companies Act of 1940* (the "**1940 Act**")) collectively be the beneficial owners of the securities of the Company, nor may any United States person be the beneficial owner of more than 10% of any class of securities of the Company.

(b) The Company may require declarations as to the jurisdictions in which beneficial owners of its securities are resident.

(c) If the Company becomes aware that either of the foregoing limitations may be contravened, the Company (or its transfer agent and registrar) will make a public announcement and will not accept a subscription for securities from or issue or register a transfer of securities to a person unless the person provides a declaration that the person is not a United States person.

(d) If, notwithstanding the foregoing, the Company determines that more than 100 United States persons are beneficial owners of its securities (on either a non-diluted or fully-diluted basis), the Company may send a notice to such United States beneficial owners, as applicable, chosen in inverse order to the order of acquisition or registration or in any manner as the Company may consider equitable and practicable, requiring them to sell their securities or a portion thereof within a specified period of not less than 10 days. If after such period, the beneficial owners receiving the notice have not sold the specified number of securities, as applicable, or provide the Company with satisfactory evidence that they are not United States persons, the Company may, on behalf of those beneficial owners, sell those securities, as applicable, and, in the interim, will suspend the voting and distribution rights attached to those securities. Upon such sale, the affected beneficial owners will cease to be beneficial owners, as applicable, and their rights will be limited to receiving the net proceeds of the sale.

(e) The board of directors of the Company will have no liability for the amount received upon a sale described in this section, provided that they act in good faith.

25.6 Limitation on Ownership by United States Entities

If any U.S. entity intends to hold more than 5% but less than 10% of the income participating securities ("**IPSs**") or common shares ("**Common Shares**") of the Company, such entity agrees to cooperate with the Company and provide information necessary to make any filings with the United States Federal Energy Regulatory Commission ("**FERC**") that may be required pursuant to the *United States Federal Power Act*, as amended (the "**FPA**").

25.7 Limitation on Ownership By Public Utilities

(a) At no time may any person own IPSs or Common Shares if such person: (i) is engaged primarily in the electric or gas business; (ii) is otherwise affiliated with any franchised electric utility; (iii) has controlling ownership interests in any electric generating, transmission, or distribution facilities; (iv) is affiliated with any power marketers; (v) is an "electric utility" as such term is defined in section 3(22) of the FPA; (vi) is a "public-utility company" or a "holding company" or an "associate company", "affiliate", or "subsidiary company" of a "holding company" as each term is defined in section 2(a) of the *Public Utility Holding Company Act of 1935*, as amended ("**PUHCA**"); (vii) is subject to regulation under PUHCA; (viii) is subject to regulation as a "public utility" under the FPA; or (ix) is subject to regulation with respect to rates or to financial or organizational matters as an electric utility, public utility, or public service company or corporation under the laws of any state unless such person satisfies the Company that the ownership of the IPSs or Common Shares by such person will not adversely affect the qualification of any of the power generation projects in which the Company holds an indirect interest (the "**Projects**") as a qualifying facility under FERC's rules implementing the *Public Utility Regulatory Policies Act of 1978*, the order issued under the FPA with respect to certain Projects, or the Projects' qualification for market-based rates under the FPA.

(b) Determination of a potential adverse effect described in paragraph (a) above is at the sole discretion of the Company and the Company may elect to strictly enforce any or all of the restrictions set forth above against such entity.

(c) If the Company becomes aware that any of the restrictions set out in this section may be contravened, the Company (or the transfer agent and registrar of the Company) will make a public announcement and will not accept a subscription for IPSs or Common Shares from, or issue or register a transfer of IPSs or Common Shares to, a person unless the person provides a declaration that the person is not an entity described above.

(d) If, notwithstanding the foregoing, the Company determines that a beneficial owner of IPSs or Common Shares violates the foregoing restrictions, the Company may send a notice to such owners of IPSs or Common Shares requiring it to provide specified information to the Company such that the Company can determine whether such person's beneficial ownership may have an adverse effect upon the Company. Upon such determination, the Company may send a further notice requiring such beneficial owner to sell its IPSs or Common Shares of the Company within a specified period of not less than 10 days. If the beneficial owner of IPSs or Common Shares receiving the notice has not sold the IPSs or Common Shares, as applicable, or provided the Company with satisfactory evidence that it does not contravene the foregoing restrictions, the Company may, on behalf of that beneficial owner of IPSs or Common Shares, sell those IPSs or Common Shares, and, in the interim, will suspend the voting and distribution rights attached to those IPSs or Common Shares. Upon that sale, the affected beneficial owner will cease to be a beneficial owner of the IPSs or the Common Shares, as applicable, and its rights will be limited to receiving the net proceeds of the sale.

(e) The board of directors of the Company will have no liability for the amount received upon a sale described in this section, provided that they act in good faith

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

September 19, 2006

Atlantic Power Corporation Announces September 2006 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of September 2006. A distribution of $0.0884 per Income Participating Security ("IPS") will be payable on October 31, 2006 to holders of record at the close of business on September 29, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0884 reflects a cash dividend per common share of $0.0355 and an interest payment of $0.0529 for the month of September 2006.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects and one transmission line located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: ATLANTIC POWER CORPORATION

TSX SYMBOL: ATP.UN

September 15, 2006

Atlantic Power Announces Closing of Path 15 Acquisition and Distribution Increase

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power" or the "Company") announced today that Atlantic Power Holdings, LLC had indirectly acquired 100% of Trans-Elect NTD Path 15, LLC, which owns approximately 72% of the transmission system rights in the Path 15 transmission project (the "Project" or "Path 15") located in California. The Company paid $85.5 million in cash for the Project, which has approximately $145 million in non-recourse project-level debt.

The Project is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor in California to help alleviate what had been a chronic transmission congestion point in the state's north-south capacity. The Project went into service in December 2004.

The Project's revenue stream is regulated by the Federal Energy Regulatory Commission (the "FERC") on a cost-of-service rate base methodology, which insulates cash flows from any impacts of power prices or actual line usage. The approved rate base includes all costs of the Project and earns an allowed rate of return that is reviewed by the FERC every three years, and the rate base is depreciated over 30 years. All prudently incurred operating and maintenance costs and capital expenditures may be collected in rates charged. California's Independent System Operator ("CAL-ISO") collects Transmission Access Charges being paid predominantly by the state's investor-owned utilities and passes them to transmission owners, such as Path 15.

"We are very pleased to be completing the Path 15 acquisition, further strengthening our ability to generate stable, sustainable and predictable cash flows while enhancing the diversity of our project portfolio," commented Barry Welch, President and CEO.

The Company also announced today that it will increase its cash distribution to shareholders by an annual rate of Cdn$ 0.03 per Income Participating Security ("IPS") commencing with the September distribution. Since its Initial Public Offering ("IPO") in November 2004 the Company has increased annualized cash distributions per IPS by 6%.

"This increase in cash distributions, the second since our IPO, is another significant milestone and the direct result of our successful strategies to support and grow distributable cash over the long term," commented Barry Welch.

Atlantic Power Corporation owns interests in a diversified portfolio of fifteen power generation projects and one transmission line located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the acquisition of the Project and the anticipated financial and operational performance of the Project. Such statements are subject to certain risks, uncertainties and assumptions which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to the anticipated financial and operating performance of the Project. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this news release represent our expectations as of September 15, 2006 and, accordingly, are subject to change after such date. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:
Atlantic Power Corporation
Barry Welch, President and CEO
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

August 15, 2006

Atlantic Power Corporation Announces August 2006 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of August 2006. A distribution of $0.0859 per Income Participating Security ("IPS") will be payable on September 29, 2006 to holders of record at the close of business on August 31, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0859 reflects a cash dividend per common share of $0.0330 and an interest payment of $0.0529 for the month of August 2006.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: ATLANTIC POWER CORPORATION

TSX SYMBOL: ATP.UN

August 10, 2006

Atlantic Power Corporation Announces Second Quarter 2006 Results

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its results for the three and six months ended June 30, 2006. All amounts are in US dollars unless otherwise indicated.

Highlights:

- **Increase in cash available for distribution of 83% from Q2 2005**
- **Aggregate power generation up 29% for the quarter and 20% for year-to-date**
- **Acquisition of California transmission line adds regulated 30-year cash flow**
- **Lower payout ratio: 49% for the second quarter and 65% for year-to-date**
- **$10 million revolver balance from Chambers acquisition repaid**

"We continue to post strong cash flow in 2006 as we maintain our focus on maximizing returns on our assets while we achieve growth through solid acquisitions," commented Barry Welch, President and CEO.

For the three months ended June 30, 2006 Cash Flow Available for Distribution was $21.1 million (Cdn $0.54 per IPS) compared to $11.6 million (Cdn $0.38 per IPS) last year. Distributions declared in the quarter were $10.3 million (Cdn $0.26 per IPS), resulting in a payout ratio of 49%, versus 64% in last year's second quarter. The $10 million borrowing on the Company's revolver from the Chambers acquisition last year was repaid during the second quarter. The Company reported project income of $16.8 million in the second quarter of 2006. Net income for the three months ended June 30, 2006 was $4.7 million or $0.11 (Cdn $0.12) per IPS.

For the six months ended June 30, 2006, Cash Flow Available for Distribution was $31.4 million (Cdn $0.81 per IPS) compared to $18.9 million (Cdn $0.62 per IPS) last year. Distributions declared in the first six months of 2006 were $20.2 million (Cdn $0.52 per IPS), and the payout ratio improved to 65%, as compared to 79% last year. The Company generated project revenue of $113.1 million and project income of $29.0 million in the first six months of 2006. Net income for the six months ended June 30, 2006 was $8.0 million or $0.18 (Cdn $0.21) per IPS.

EBITDA at the Projects increased 28% in the second quarter of 2006 compared to the prior year period. For the six months ended June 30, 2006, EBITDA at the Projects was up 15% compared

to the same period in 2005. The increases were driven by the contribution in 2006 from Chambers ownership, improved operating margin at the Lake Project, and a return to normal operations at the Orlando Project following completion of its turbine upgrades during the second quarter of 2005. These positive factors were partially offset by the absence of Masspower results following its sale in the fourth quarter of 2005 and lower results from Rumford as it transitioned from the previous power purchase agreement to a market-based interim agreement.

The calculation of Cash Flow Available for Distribution and a breakdown of unaudited EBITDA by individual project for the three and six-month periods ended June 30, 2006 is attached to this news release.

"We are very pleased with our project portfolio's performance this year. Aggregate generation for the quarter was up over 29% in the period, primarily due to the contribution from the Chambers Project, and plant availability increased 3.1%," Mr. Welch commented.

Path 15 Acquisition

On June 29, 2006 the Company announced that Atlantic Power Holdings, LLC ("Holdings") had agreed to indirectly acquire 100% of Trans-Elect NTD Path 15, LLC, which owns approximately 72% of the transmission system rights in the Path 15 transmission project (the "Project" or "Path 15") located in California. Path 15 is a critical 84-mile, 500-kilovolt transmission line with strong federal and state support. It generates highly stable 30-year regulated cash flows that are independent of power prices or line utilization. The Project has very low operating risk with proven technology and a solid operating history. It will be accretive to cash flow and further enhances the diversity of the Company's project portfolio

The equity purchase price for the Project will be approximately $85.5 million and will be financed with an acquisition credit facility. There are agreed upon price adjustments in the purchase agreement to keep the Company neutral to the outcome of the two final issues still pending in the project's initial rate case with the Federal Energy Regulatory Commission (FERC). Existing debt at the Project's operating and holding companies will be assumed in the transaction but will be non-recourse to both the Company and Holdings. The acquisition is subject to approval by the FERC, which is expected in the third quarter of 2006.

"We are very pleased to be acquiring this important asset," commented Barry Welch, President and CEO. "The Project strengthens our ability to generate stable, sustainable and predictable cash flows over the long term, while enhancing the diversity and reducing the risk of our project portfolio."

The Company's financial statements for the period and management's discussion and analysis for the six months ended June 30, 2006 are available on the Company's web site at www.atlanticpowercorporation.com or on SEDAR www.sedar.com.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the projects and the anticipated financial results of the Company. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions.

Cash Flow Available for Distribution is not a measure recognized under Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities to Cash Flow Available for Distributions is set out in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

EBITDA, earnings before interest, taxes, depreciation and amortization, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

For further information please contact:
Atlantic Power Corporation
Barry Welch, President and CEO
(617) 531-6379
info@atlanticpowercorporation.com

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)	
Cash flows from operating activities	15,978	8,098	24,005	12,655
Project level debt repayment	(7,201)	(5,246)	(11,238)	(6,742)
Interest IPS portion of subordinated notes	6,325	4,683	12,452	9,436
Income tax installments recoverable	7,849	4,734	8,397	4,734
Purchase of property, plant and equipment	(1,814)	(718)	(2,236)	(1,182)
Cash flow available for distribution, USD	21,137	11,551	31,380	18,901
Cash flow available for distribution, CAD	**24,141**	**14,063**	**35,761**	**22,940**
Interest on IPS subordinated notes	6,325	4,683	12,452	9,436
Dividends on IPS common shares	3,948	2,702	7,773	5,444
Total IPS distributions, USD	10,273	7,385	20,225	14,880
Total IPS distributions, CAD	**11,422**	**9,203**	**22,843**	**18,406**
Cash flow available for distribution per IPS, CAD	**$0.54**	**$0.38**	**$0.81**	**$0.62**
Total distribution per IPS, CAD	**$0.26**	**$0.25**	**$0.52**	**$0.50**

PROJECT EBITDA

(In thousands of U.S. dollars)

	Three months ended June 30 2006	Three months ended June 30 2005	Six months ended June 30 2006	Six months ended June 30 2005
	(Unaudited)		(Unaudited)	
EBITDA from consolidated and proportionately consolidated projects				
Badger	937	1,219	2,386	2,747
Chambers	6,952	-	12,928	-
Koma Kulshan	529	353	557	468
Lake	7,668	6,454	15,460	11,872
Mid-Georgia	1,093	667	1,399	1,380
Onondaga	1,761	2,145	3,061	2,910
Orlando	2,884	180	4,974	2,887
Pasco	3,021	3,288	4,553	6,302
Stockton	424	604	1,290	1,286
Topsham	881	(355)	1,296	475
Other	127	(240)	292	(462)
Total EBITDA from consolidated and proportionately consolidated projects	26,277	14,315	48,196	29,865
Amortization	10,465	7,331	20,942	14,773
Interest expense, net	956	1,066	4,543	2,925
Other income	-	-	(2,499)	-
Earnings from consolidated and proportionately consolidated projects	14,856	5,918	25,210	12,167
EBITDA from equity projects				
Delta Person	566	373	1,091	963
Gregory	825	1,182	1,783	2,307
Jamaica	865	1,141	1,873	2,096
Masspower	-	2,899	-	5,615
Rumford	196	1,817	1,039	3,612
Selkirk	4,622	4,421	7,787	9,413
Other	(13)	(98)	(60)	(196)
Total EBITDA from equity projects	7,061	11,735	13,513	23,810
Amortization	3,357	4,298	6,350	7,659
Interest expense, net	1,635	1,843	3,039	3,927
Income tax	80	195	300	386
Equity earnings, net	1,989	5,399	3,824	11,838
Project income				
Total EBITDA from all projects	33,337	26,050	61,708	53,675
Amortization	13,822	11,630	27,292	22,433
Interest expense, net	2,590	2,908	7,581	6,851
Other income	-	-	(2,499)	-
Income tax	80	195	300	386
Project income	16,845	11,317	29,034	24,005
Earnings from consolidated and proportionately consolidated projects	14,856	5,918	25,210	12,167
Equity earnings, net	1,989	5,399	3,824	11,838
Project income	16,845	11,317	29,034	24,005

(1) EBITDA, earnings before interest, taxes, depreciation and amortization, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide comparative information about Project performance.

Certification of Interim Filings

Form 52-109F2

I, Barry E. Welch, Chief Executive Officer of Atlantic Power Management, LLC, Manager of Atlantic Power Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation (the issuer) for the interim period ending June 30, 2006.;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure control and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 10, 2006

"Barry Welch"

Barry E. Welch
Chief Executive Officer
Atlantic Power Management, LLC
As Manager of
Atlantic Power Corporation

Certification of Interim Filings

Form 52-109F2

I, Patrick J. Welch, Chief Financial Officer of Atlantic Power Management, LLC, Manager of Atlantic Power Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure control and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 10, 2006

"Pat Welch"

Patrick J. Welch
Chief Financial Officer
Atlantic Power Management, LLC
As Manager of
Atlantic Power Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis ("MD&A") of financial condition and results of operations should be read in conjunction with the unaudited financial statements of Atlantic Power Corporation ("Atlantic Power" or the "Company") for the three and six month periods ended June 30, 2006. All amounts described in the MD&A are in thousands of U.S. dollars, unless otherwise stated. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This MD&A also contains forward looking statements, which are subject to a variety of factors. When used in this MD&A, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the Projects (as defined below). Such statements are subject to a variety of risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions and other factors that could cause actual results to differ materially from those contemplated by these statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". Information contained in this MD&A is based on information available to management as of August 10, 2006.

Copies of financial data and other publicly filed documents are available through the internet on SEDAR at www.sedar.com under Atlantic Power Corporation.

OVERVIEW

The Company currently has 44,339,500 income participating securities ("IPSs") outstanding and owns 70.1% of the common membership interests and all of the outstanding Class A preferred membership interests in Atlantic Power Holdings, LLC ("Holdings"). Holdings was formed initially to acquire indirect interests in a diversified portfolio of power generating facilities (the "Projects") located primarily in major markets in the United States from ArcLight Energy Partners Funds I and II (the "ArcLight Funds") and Caithness Energy (together, the "Existing Investors"). Each IPS represents one common share of the Company ("Common Shares") and Cdn. $5.767 aggregate principal amount of 11% subordinated notes of the Company ("Subordinated Notes").

As of June 30, 2006, Holdings owned interests in fourteen Projects in the United States and one in Jamaica with a combined total power generating capacity of 2,156 megawatts ("MW"). Holdings' interest in the Projects represented approximately 860 MW of power generating capacity as of June 30, 2006. Most of the Projects sell their power under long term power purchase agreements ("PPAs") to investment grade utilities. These agreements are typically structured to stabilize cash flows by: 1) providing significant steady capacity payments generally designed to provide a return of and on capital and fixed costs regardless of how much electricity it is called upon to produce, provided that the plant meets an availability requirement, and 2) passing through most of the Projects' fuel costs to the utilities. As a result, effects on the

portfolio's cash flow based on changes in the amount of power generated, spot market electricity prices and fuel price changes are significantly mitigated.

The Company's objectives are to maintain the stability and sustainability of cash distributions to holders of IPSs in the form of interest payments on Subordinated Notes and dividends on Common Shares, and to increase, when prudent, dividends on the Common Shares. To achieve these objectives, Company management, working directly with project managers, focuses on enhancing the operation of the existing Projects by improving facility performance, increasing output, optimizing contracts and hedging cash flows when practicable. In addition, the Company has a focused growth strategy that includes the consolidation of interests in Projects that it currently owns and making accretive acquisitions with a primary focus on the electric power industry in the United States.

NON-GAAP FINANCIAL MEASURES

Cash Flow Available for Distribution is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distribution is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities from the Company's financial statements to Cash Flow Available for Distribution is set out under "Calculation of Cash Flow Available for Distribution" in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate unaudited EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

RESULTS OF OPERATIONS FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2006

The financial results for the three and six month periods ended June 30, 2006 include contributions from Holdings' 40% indirect interest in the Chambers project, acquired on September 8, 2005, while the comparative financial results for the same periods in 2005 included contributions from the Masspower project, which was sold in the fourth quarter of 2005. As of June 30, 2006, the Company had PPAs with 16 customers. Details on several aspects of the PPAs for each Project are presented in the "Project Portfolio" section in this MD&A.

Project Income is the primary determinant of the Company's operating results and is discussed in the "Project Performance: Three and Six-Month Periods Ended June 30, 2006" section below. Within Administrative and Other Expenses, cash outflows, including management fees and administration, net interest (principally interest on Subordinated Notes and revolving credit facility) and distributions to the non-controlling interest (29.9% of Holdings owned by Existing Investors at June 30, 2006, 41.9% at June 30, 2005) are expected to be consistent with the

growth of the Company. Significant non-cash items, which are subject to potentially significant fluctuations, include: 1) the change in fair value of the non-controlling investors, which is based on the change in the price of IPSs from period to period, 2) the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange fluctuations from period to period on the U.S equivalent of the Company's Canadian dollar denominated debt and the mark-to-market value of currency forward contracts, and 3) the non-cash portion of interest rate swaps that have been executed to fix the interest rate paid on project-level debt.

Net income for the three months ended June 30, 2006 was $4,656, compared to a net loss of $5,326 in the second quarter of 2005. The loss in the prior year quarter was primarily attributable to a change in the fair value of the liability that reflects the non-controlling interest, which was positive in the three months ended June 30, 2006. In addition, Project Income was higher in the current year quarter, partially offset by increased interest expense and a foreign exchange loss. For the six months ended June 30, 2006 Net Income increased to $7,977 from $4,616 in the comparable prior year period due to the same factors.

SUPPLEMENTARY FINANCIAL INFORMATION

Appended to this MD&A are tables containing the following unaudited non-GAAP supplementary information:

- summary of EBITDA summary by Project;
- reconciliation of Project distributions to EBITDA by Project; and
- consolidated balance sheet and income statement data.

PROJECT PERFORMANCE: THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2006

Aggregate EBITDA at the Projects, including earnings from equity investments increased 28% during the second quarter 2006 compared to the prior year period. The second quarter 2006 results included a contribution from the Chambers project, which was acquired in September 2005, and stronger EBITDA at Orlando as compared to the prior year period when the project was upgrading its gas turbines.

Partially offsetting these positive contributions was the absence of any contribution from Masspower, which was sold in late 2005 and the decline in EBITDA at Rumford due to its transition to a market-based interim PPA from its prior PPA which expired in December 2005.

Aggregate power generation increased 29% while plant availability was up 3% at the Projects during the second quarter 2006 compared to the same period in 2005. The comparative increase in generation in the second quarter 2006 was driven by a full quarter of production at Chambers and increased production achieved at Orlando, partially offset by the reduction in generation resulting from the sale of Masspower and planned maintenance outages at several Projects with the exception of the unplanned outage at Pasco. Facilities in the Project portfolio achieved a 95.9% availability level for the second quarter 2006 representing an increase from 92.8% for same period in 2005.

EBITDA for the six-month period ended June 30, 2006 increased 15% over the level achieved for the same period in 2005. The first six months of 2006 included the contribution from Chambers, improved margins at Lake and stronger EBITDA at Orlando, as the project was upgrading its gas turbines in the prior year period. Partially offsetting these positive contributions was the absence of any contribution from Masspower, Rumford's reduced EBITDA due to its transition to a market-based interim PPA, a first quarter unplanned turbine outage at Pasco, which included voluntarily accelerated major maintenance and an upgrade of the turbine's output and efficiency and reduced margin at Selkirk due primarily to lower gas resale margins.

Aggregate generation for the six-month period ended June 30, 2006 was 20% higher than the prior year period and availability declined 0.7%. The comparative increase in generation in 2006 was driven by the production contributed by Chambers and increased margins at Lake and Orlando, partially offset by generation absent due to the Masspower sale and planned outages at several projects.

SUMMARY OF FINANCIAL INFORMATION

(In thousands on U.S. dollars)
(Unaudited)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Project income				
Project revenue (1)	58,030	37,966	113,137	75,829
Project expenses (1)	42,218	30,982	85,883	60,737
Project other income (expense) (2)	1,033	4,333	1,780	8,913
Total project income	16,845	11,317	29,034	24,005
Administrative and other expenses				
Management fees, administration and other	1,749	1,052	2,880	2,309
Amortization of deferred financing costs	247	247	495	495
Interest, net	7,170	5,305	14,210	10,894
Distribution, non-controlling interest (3)	4,412	5,269	8,693	10,604
Change in fair value of non-controlling interest (4)	(10,786)	6,528	(13,225)	1,035
Gain on settlement of non-controlling interest	-	-	-	-
Foreign exchange loss (gain) (5)	9,104	(2,630)	7,551	(6,288)
Total administrative and other expenses	11,896	15,771	20,604	19,049
Income (loss) before income taxes	4,949	(4,454)	8,430	4,956
Income taxes expense (recovery)	293	872	453	340
Net income	4,656	(5,326)	7,977	4,616
Per share, USD	*$0.11*	*($0.14)*	*$0.18*	*$0.13*
Per share, CAD	*$0.12*	*($0.17)*	*$0.21*	*$0.16*
Total assets	874,892	729,600	874,892	729,600
Total long-term liabilities	760,505	576,320	760,505	576,320
Cash flows from operating activities	15,978	8,098	24,005	12,655
Distributions (6)				
Per IPS, USD	*$0.23*	*$0.20*	*$0.46*	*$0.40*
Per IPS, CAD	*$0.26*	*$0.25*	*$0.52*	*$0.50*

(1) Project revenue and project expenses of Holdings' interests in 10 projects, including two wholly-owned projects which are consolidated, and eight proportionately consolidated projects with interests ranging from 40% to 50% (see "Accounting Treatment" column in the "Project Portfolio" section in this MD&A.).

(2) Includes equity in earnings from partnerships of $1,989 and $3,824 for the three and six months ended June 30, 2006 from five projects in which Holdings owns interests of between 17.1% and 40%, accounted for on an equity basis.

(3) Distributions declared to Existing Investors.

(4) As of December 31, 2004, Existing Investors owned a 41.9% non-controlling interest in Holdings with certain Liquidity Rights to request that the Company use best efforts to issue equity securities (including IPSs) to raise proceeds that would indirectly be used to redeem portions of the Existing Investors' interest. On October 3, 2005, the Existing Investors reduced their common membership interests in Holdings to 29.9%. Until November 18, 2006, the Existing Investors must

maintain a minimum 10% aggregate ownership interest in Holdings. This amount represents the mark-to-market change during the reporting period in the potential obligation of the Company to issue securities to redeem the *entire* Existing Investors' interests in Holdings based on the change in market price per IPS for the period using prices of Cdn. $10.75 and $10.40 at December 31, 2004 and 2005 respectively, Cdn. $10.50 and $10.25 at March 31, 2005 and 2006, respectively, and Cdn. $10.80 and $9.60 at June 30, 2005 and 2006, respectively.

(5) Net impact of foreign exchange on the US dollar equivalent of Canadian dollar denominated debt, the mark-to-market value of currency forward contracts and realized foreign exchange gains and losses for the period.

(6) Distributions declared during the reporting period.

CASH FLOW FROM OPERATIONS AND RESERVE FUND

The Company's cash flow from the Projects will vary from year-to-year based on, among other things, changes in rates under the PPAs, fuel supply and transportation agreements, steam sales agreements and other project contracts, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market pricing following the expiry of PPAs, fuel supply and transportation contracts, working capital requirements and the operating performance of the Projects. Project cash flows themselves may have some seasonality and the pattern and frequency of distributions from the Projects to Holdings during the year can also vary.

The Company's cash flow from operations ("CFFO") was $15,978 for the three-month period ending June 30, 2006 compared to $8,098 for the prior year period. For the six-month period ending June 30, 2006, CFFO was $24,005, up from $12,655 in the first six months of 2005. The increase in both periods is primarily attributable to improved EBITDA at the Projects as described above.

In order to provide holders of IPSs with stable and sustainable cash distributions, the Company established a Reserve Fund at the closing of its IPO and will deposit funds in the Reserve Account from time to time to stabilize future cash distributions and fund acquisitions and other growth opportunities that have the same ultimate effect. The Reserve Fund held $10,737 as of June 30, 2006.

CASH FLOW AVAILABLE FOR DISTRIBUTION

Holders of IPSs receive cash distributions in the form of interest payments on Subordinated Notes and dividends on Common Shares. The Company currently distributes Cdn. $1.03 per IPS annually. For the three month period ended June 30, 2006, aggregate distributions of $9,951 were declared (Cdn. $0.26 per IPS comprised of interest payments of Cdn. $0.16 on the Subordinated Note portion of the IPS, plus Cdn. $0.10 Common Share dividend per IPS)

The Company evaluates its level of distributions with its Board of Directors by analyzing payout ratios and long-term cash flow projections, as well as the accretion to cash flow provided by acquisitions.

The table below presents the calculation of Cash Available for Distribution for the three and six month periods ended June 30, 2006 and 2005.

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Cash flows from operating activities	15,978	8,098	24,005	12,655
Project level debt repayment	(7,201)	(5,246)	(11,238)	(6,742)
Interest IPS portion of subordinated notes	6,325	4,683	12,452	9,436
Income tax installments recoverable	7,849	4,734	8,397	4,734
Purchase of property, plant and equipment	(1,814)	(718)	(2,236)	(1,182)
Cash flow available for distribution, USD	21,137	11,551	31,380	18,901
Cash flow available for distribution, CAD	**24,141**	**14,063**	**35,761**	**22,940**
Interest on IPS subordinated notes	6,325	4,683	12,452	9,436
Dividends on IPS common shares	3,948	2,702	7,773	5,444
Total IPS distributions, USD	10,273	7,385	20,225	14,880
Total IPS distributions, CAD	**11,422**	**9,203**	**22,843**	**18,406**
Cash flow available for distribution per IPS, CAD	**\$0.54**	**\$0.38**	**\$0.81**	**\$0.62**
Total distribution per IPS, CAD	**\$0.26**	**\$0.25**	**\$0.52**	**\$0.50**

SUMMARY OF QUARTERLY RESULTS

Variations in quarterly results are driven by the following factors:

- There is some seasonality of Project Revenues created by seasonal variances in demand for electric power, in some cases varied seasonal pricing for portions of the PPA payments and relatively small amounts of uncontracted output, and the typical scheduling of major facility maintenance in the spring and fall.
- Variations in cash flow are also driven by the timing of project debt payments (i.e., most are quarterly and some semi-annual), as distributions from the Projects to the Company must occur in conjunction with passing certain tests at those payment dates.
- Non-cash charges, principally: 1) the change in fair value of the non-controlling investors, which is based on the change in the price of IPSs from period to period, 2) the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange fluctuations from period to period on the U.S equivalent of the Company's

Canadian dollar denominated debt and the mark-to-market value of currency forward contracts, and 3) the non-cash portion of interest rate swaps that have been executed to fix the interest rate paid on project-level debt.

- Net Income for the three-month and six-month periods ended June 30, 2006 increased 49% and 21%, respectively, compared with the same periods in 2005 based on improved Project Income partially offset by increases to net interest, foreign exchange loss and the market value of the liability that reflects the non-controlling interest.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

(In thousands of U.S. dollars)
(Unaudited)

	2004	2005				2006	
	Nov 18-Dec 31	Q1	Q2	Q3	Q4	Q1	Q2
Project Revenues	$18,[illegible]90	$37,863	$37,966	$50,848	$58,023	$55,107	$58,030
Net income (loss)	(19,8[illegible]4)	9,942	(5,326)	(7,863)	2,738	3,321	4,656
Cash flow from operating activities	12,897	4,557	8,098	6,242	19,473	8,027	15,978
Cash distributions	3,658	7,495	7,385	7,808	9,760	9,952	10,273
Cash available for distribution	5,119	7,350	11,551	9,130	20,649	10,243	21,137
Payout ratio	71%	102%	64%	86%	47%	97%	49%
Per IPS Statistics							
Net income (loss)	$ (0.57)	$ 0.27	$ (0.14)	$ (0.21)	$ 0.06	$ 0.08	$ 0.11
Cash flow from operating activities	0.37	0.12	0.22	0.17	0.44	0.18	0.36
Cash available for distribution, USD	0.14	0.20	0.31	0.25	0.47	0.23	0.48
Cash available for distribution, CAD	**0.17**	**0.24**	**0.38**	**0.30**	**0.54**	**0.27**	**0.54**
Distributions, USD	0.10	0.20	0.20	0.21	0.22	0.23	0.23
Distributions, CAD	**0.12**	**0.25**	**0.25**	**0.25**	**0.26**	**0.26**	**0.26**

LIQUIDITY AND CAPITAL RESOURCES

The Company has liquidity from several sources in addition to cash flow from operations. The Reserve Fund held $10,737 as of June 30, 2006. In the future, as the Reserve Fund increases, a portion of it will be available to fund acquisitions and other growth opportunities, enhancing the long-term stability of distributions.

Holdings has a revolving credit facility of $75,000, $13,465 of which was allocated, but not drawn, as of June 30, 2006 to support letters of credit for contingent liabilities at several of the Projects. In the second quarter 2006, $10,000 previously drawn on the facility was repaid, leaving $61,535 available to the Company under the facility as of June 30, 2006. In addition, the Projects themselves generally have their own reserve accounts to support payments for major maintenance costs and project-level debt service. For Projects that are consolidated or proportionately consolidated with Atlantic Power, these amounts or Atlantic Power's portion of these amounts respectively, are reflected as Restricted Cash on Atlantic Power's balance sheet, which was $21,807 as of June 30, 2006.

All project-level debt is non-recourse to the Company or Holdings and is fully amortized over the life of the projects' PPAs.

CAPITAL EXPENDITURES

Capital expenditures for the Projects are made at the project level using project cash flows and project reserves. Therefore, the distributions that Holdings receives from the Projects are made net of capital expenditures needed at the projects. Generally, capital expenditures are not significant because most major expenditures are for repairs and maintenance and therefore are expensed. For the three- and six-month periods ended June 30, 2006 property, plant and equipment increased by $1,814 and $2,236, respectively.

PROJECT PORTFOLIO

The following table outlines the Company's portfolio of power generating assets as of June 30, 2006, including its interest in each facility. Management believes the portfolio is well diversified based on electricity and steam buyers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any one region.

Project Name	Location (State)	Fuel Type	Total MW	Ownership Interest[1]	Accounting Treatment[2]	Net MW[3]	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.00%	P	23	Pacific Gas & Electric	2011	BBB
						74	Atlantic City Electric	2024	BBB+
						16	DuPont	2024	A
Chambers (Carney's Point)	New Jersey	Coal	262	40.00%	P	15	Merchant[7]	N/A	N/A
Delta-Person	New Mexico	Natural Gas	132	40.00%[4]	E	53	Public Service of New Mexico	2020	BBB
						59	Constellation Energy	2008	BBB+
Gregory	Texas	Natural Gas	400	17.10%	E	9	Reynolds Metals	2020	NR
JPPC	Jamaica	Fuel Oil	60	24.10%	E	14	Jamaica Public Service	2018	NR
Koma Kulshan	Washington	Hydro	13	49.80%	P	6	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.00%	C	110	Progress Energy Florida	2013	BBB
Mid-Georgia	Georgia	Natural Gas	308	50.00%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.00%	C	91	Niagara Mohawk	2008[5]	A
						44	Progress Energy Florida	2023	BBB
Orlando	Florida	Natural Gas	126	50.00%	P	19	Reedy Creek Improvement District	2013	AAA
Pasco	Florida	Natural Gas	109	49.90%	P	54	Progress Energy Florida	2008	BBB
Rumford	Maine	Coal/ Biomass	85	23.50%[4]	E	20	NewPage	2006	NR
						15	Niagara Mohawk	2008	A
Selkirk	New York	Natural Gas	345	18.50%[4]	E	49	Consolidated Edison	2014	A
						24	Pacific Gas & Electric	2008	BBB
Stockton	California	Coal	55	50.00%	P	3	Corn Products Int'l	2008	BBB-
Topsham[6]	Maine	Hydro	14	50.00%	P	7	Central Maine Power	2011	BBB+

(1) Represents the percentage ownership interest in the project held indirectly by Atlantic Holdings (except as otherwise noted).
(2) Accounting Treatment: (see to Note 1 to the audited consolidated financial statements for the year ended December 31, 2005).
C = Consolidated
P = Proportionate Consolidation
E = Equity Method
(3) Represents the interest of Holdings in each project's electric generation capacity based on Holdings' economic interest in each project.
(4) Represents Holdings' estimate of its economic interest in the project's cash flow.
(5) A swap agreement with Niagara Mohawk Power Corporation replaced the Onondaga PPA.
(6) Holdings owns a lessor interest in this Project.
(7) The merchant output of the facility is sold by Atlantic City Electric in the PJM regional spot market through a profit sharing arrangement with Chambers.

CONTRACTUAL OBLIGATIONS

As of June 30, 2006
(In thousands of U.S. dollars)
(Unaudited)

		Payment due by period			
	Total	2006 (after June 30)	2007 to 2009	2010 to 2011	2012 and thereafter
Subordinated notes	262,352				262,352
Long-term debt (1)	234,801	10,319	63,777	31,925	128,780
Total contractual obligations	497,153	10,319	63,777	31,925	391,132

(1) Long term debt represents the Company's consolidated and proportionately consolidated share of Project long term debt. Project debt is non-recourse to the Company and fully amortizes during the term of the respective PPAs.

(2) The interest rate on the subordinated notes is 11% and the range of interest rates on long-term debt at June 30, 2006 was 3.74% to 9.125%.

(a) Project Contracts

Each project typically has a set of contracts that include the following obligations of the project partnerships, all of which are non-recourse to the Company. Therefore, specific contracts for individual projects are not discussed in detail in the MD&A.

- PPAs generally allow Projects to pass through their fuel costs. See the table under the "Project Portfolio" section in this MD&A for off-takers and durations.
- Fuel supply agreements may have minimum volume requirements.
- Fuel transportation agreements incorporate capacity reservation/demand payments for natural gas, or shipping cost per ton of coal.
- Steam sales agreements track PPA lengths and are designed to meet regulatory requirements for thermal load/efficiency at fossil fuel plants.
- O&M agreements contract for operations and maintenance services provided by third parties or owners.
- Long-term service agreements may be in place for gas or steam turbine inspections and overhauls.
- Site lease agreements grant use of project land where Projects do not own the site.

Further information about the Projects' agreements is contained in the Company's Annual Information Form dated March 30, 2006, which is available on SEDAR at www.sedar.com.

(b) Financial Instrument Contracts– see the "Financial and Other Instruments" section in this MD&A.

(c) Credit Facility

Holdings has a $75,000 revolving credit facility, $13,465 of which was allocated, but not drawn as of June 30, 2006, to support letters of credit for contingent liabilities at several of the Projects. No amount was drawn under the revolving term credit facility as of June 30, 2006.

(d) Office Operating Lease Obligations

Atlantic Power Management, LLC (the "Manager") the manager of the Company subleases its office space from ArcLight Capital Partners, LP, under an agreement that expires in 2014. The obligations under this sublease are $150 per year in 2006-2007 and a total of $933 for the period 2008-2014.

(e) Management and Incentive Fees

The Company pays a management fee under the Management Agreement that is subject to adjustment for acquisitions as agreed to by the Company and Holdings' Independent Managers, plus incentives, inflation adjustment and expenses. The Company paid the Manager $1,886 in management and incentive fees during the six-month period ended June 30, 2006.

(f) Subordinated Notes

As of June 30, 2006, the Company had $262,352 outstanding of Subordinated Notes due 2016. The notes pay only interest until their maturity.

RELATED PARTY TRANSACTIONS

The Manager has been engaged under the Management Agreement to provide certain management and administrative services to the Company and Holdings, for which it is paid (i) an annual management fee, (ii) reimbursement of costs, and (iii) an incentive fee equal to 25% of the excess in distributions paid to IPS holders and Existing Investors during the year above Cdn. $1.00 per IPS. The Management Agreement has an initial term of 20 years from the Company's IPO completed in November 2004. The Manager is owned by The ArcLight Funds. Subsidiaries of The ArcLight Funds along with a subsidiary of Caithness Energy owned 41.9% of Holdings' common membership interests after the IPO, but reduced their interest to 29.9% in October 2005.

The seven-person Board of Managers of Holdings includes two members from the ArcLight Capital Partners, LP who were appointed by the Existing Investors, and the President and Chief Executive Officer of the Manager. These three individuals may not vote on any proposed acquisitions by Holdings of projects in which The ArcLight Funds has an ownership interest..

The Manager receives administrative and office support services from ArcLight Capital Partners, LP under a Management Support Agreement. This agreement also requires The ArcLight Funds and its affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Holdings, investment opportunities that do not fit within the investment guidelines for The ArcLight Funds or other investment funds managed by ArcLight Capital Partners, LP or its affiliates.

At the time of the IPO, Holdings was granted a right of first offer ("ROFO") on a number of power producing projects owned by The ArcLight Funds. As of June 30, 2006, a 90 MW project located in Florida remains subject to the ROFO agreement.

As discussed in the "Contractual Obligations" section above, the Manager subleases its office space from ArcLight Capital Partners, LP under an agreement that expires in 2014.

Caithness Energy has an indirect ownership interest in one of the Existing Investors. Subsidiaries of Caithness Energy provide operations, maintenance and accounting at four of the Projects and administrative and project management functions for an additional eight Projects under agreements which are in effect until February 2007 and renewable thereafter. During the three- and six-month periods ended June 30, 2006, Holdings incurred fees and expenses of $687 and $1,375, respectively for these services provided by Caithness Energy.

FINANCIAL AND OTHER INSTRUMENTS

The Company uses forward foreign currency contracts to manage its exposure to changes in foreign exchange rates as the Company earns its income principally in the United States and has the obligation to make distributions predominantly in Canadian dollars. Since its inception, the Company has established a hedging strategy for the purpose of reinforcing the long-term sustainability of its distributions. The Company has executed this strategy by entering into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2011 at the current annual distribution level of Cdn.$1.03 per IPS to all holders including the Existing Investors, as well as interest payments on the Subordinated Notes issued separately at the time of the Company's IPO. It is the Company's intention to extend the length of these forward contracts by one additional year periodically. Changes in the fair market value of the Company's forward contracts partially offset set exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations. The following table summarizes the Company's forward foreign currency contracts as of June 30, 2006:

	NOTIONAL MONTHLY AMOUNTS		
Period	**Sell U.S. Dollars**	**Buy Canadian Dollars**	**Average Rate**
Currrent - 2009	4,811	5,800	1.2055
2010	5,167	5,800	1.1225
2011	5,494	5,800	1.0557

The foreign exchange forward contracts are carried at estimated fair value based on quoted market value. Mark-to-market adjustments of the foreign currency forward contracts are reflected in foreign exchange gains and losses. The foreign exchange contracts are classified as other assets.

Certain of the Projects also use interest rate swaps to manage fluctuations in interest rates and natural gas forwards or swaps to minimize the effects to cash flow of changing natural gas prices, which is a major component of project expenses. Some of these contracts have been designated as hedges for accounting purposes. In addition, other projects have entered into

natural gas contracts with pricing terms designed to minimize the impact of gas price volatility on operating margins.

The Company has an Indexed Swap under which the Company receives monthly payments based upon the differential between an indexed contract price and a market reference price for electricity through June 2008. In order to lock in favorable gas, power, and capacity pricing under the Indexed Swap, the Company has entered into an Indexed Swap Hedge. Refer to Note 8 of the Company's unaudited consolidated financial statements for the six months ended June 30, 2006.

ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. During the periods presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property, plant and equipment and PPAs, the recoverability of equity investments, the recoverability of future tax assets and the fair value of financial instruments and derivatives.

The Company has acquired the majority of its long-term assets through acquisitions. In applying the purchase method of accounting, the Company is required to estimate the fair value of the assets acquired including the property, plant and equipment and intangible assets. The determination of these fair values is complex and involves significant judgments.

Revenue recognition is based on monthly invoices by the Projects to electricity and steam buyers and in one case with fluctuating rates over time, the average rate over the term of the PPA is used for revenue with the difference between cash received and revenue recognized as deferred revenue. Fixed asset valuations of power plants are based on depreciated replacement cost. Valuations of PPAs and fuel supply agreements are based on the incremental net present value of cash flows provided by the agreement as compared to the merchant value of the plant. The Company typically uses outside consultants to determine the merchant value of a facility. On an on-going basis, the Company monitors the performance of the facilities to determine if any recoverability issues exist or if any change in the useful life of the facility is required.

The future tax asset valuation allowance has been determined pursuant to the provisions of CICA 3465, Income Taxes, including the Company's estimation of future taxable income, where necessary, and is adequate to reduce the total future tax asset to an amount that will more likely than not be realized. The Company incurred taxable losses for the six-month period ended June 30, 2005 and taxable income for the six-month period ended June 30, 2006. The Company has limited operating history. It is not considered to be reasonably certain that future tax assets will be realized over the next few years. Accordingly, the Company has provided a valuation allowance equivalent to the Company's net future tax assets.

The fair value of financial instruments and derivatives such as the forward foreign currency contracts, interest rate swaps and natural gas swaps are typically based on market quotes. The Company also has an Indexed Swap and related hedge agreement, discussed in Note 8 to the Company's unaudited consolidated financial statements for the six months ended June 30, 2006.

The fair value of these agreements are based on estimated future cash flows taking into account certain assumptions, including forecasts or future energy prices, inflation rates, discount rates and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair values of these agreements.

For additional information regarding accounting policies and estimates refer to Note 1 of the consolidated financial statements for the year ended December 31, 2005.

COMMITMENTS AND CONTINGENCIES

There have been no significant changes in the status of litigation matters reported in the Company's consolidated financial statements and management's discussion and analysis for the year ended December 31, 2005. For a comprehensive discussion on litigation matters involving the Company, see the "Litigation" section in its management's discussion and analysis for the three-month period ended March 31, 2006. Management believes that the outcome of the litigation matters previously disclosed will not have a material impact on the Company.

The 2005 financial statements of one of the Company's proportionately consolidated joint ventures contains a going concern qualification in the auditor's report based on the assessment that the project's debt reserves would likely be utilized over a period of years and, absent changes in the relevant power and electricity markets, could need to renegotiate with its lenders in or around the year 2010. Management is currently evaluating its strategic alternatives with respect to this investment.

PATH 15 ACQUISITION ANNOUNCEMENT

On June 29, 2006, Holdings agreed to indirectly acquire 100% of Trans-Elect NTD Path 15, LLC, which owns approximately 72% of the transmission system rights in the Path 15 transmission project ("Path 15") located in California. Management believes that Path 15 will provide long-term, low-volatility cash flows and will increase the diversity of the Company's portfolio.

The project is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor in California to help alleviate what had been a chronic transmission congestion point. Path 15 went into service in December 2004 and facilitates the movement of power from the Pacific Northwest to Southern California in the summer and from generators in Southern California to Northern California in the winter.

The equity purchase price for Path 15 will be approximately $85.5 million and will be financed with an acquisition credit facility at Holdings. Existing debt at Path 15's operating and holding companies will be assumed in the transaction but will be non-recourse to Atlantic Power and Holdings.

The sellers include affiliates of Trans-Elect, Inc which is a GFI Energy Ventures, LLC portfolio company, United States Power Fund, LP managed by Energy Investors Funds Group, ArcLight Energy Partners Fund I, L.P. which is an affiliate of Atlantic Power's sponsor, and other private investors.

The 30-year revenue stream of Path 15 is regulated by the Federal Energy Regulatory Commission (the "FERC") on a cost-of-service ratebase methodology, which insulates cash flows from any impacts of changes in power prices or actual line usage. All prudently incurred operating, maintenance and capex costs are reflected in rates charged.

Certain aspects of the initial rates being charged are still the subject of an ongoing FERC proceeding, but the purchase agreement provides for adjustments designed to neutralize the economic impact to Holdings of any reduction in rates due to those pending issues. The acquisition is subject to approval by the FERC, which is expected in the third quarter of 2006.

OUTSTANDING SHARE DATA

The Company had 44,339,500 IPSs outstanding at June 30, 2006 and at August 10, 2006.

OUTLOOK

In order to maintain stable distributions and provide long term growth, the Company will continue to focus on enhancing the financial performance of the existing Projects and pursuing accretive acquisitions predominantly in the U.S. market.

PPAs in the portfolio have various expiration dates as listed in the "Project Portfolio" table in this MD&A. and, in each case, the project's partners plan for that occurrence by evaluating various options in the market in order to continue maximizing project cash flows. For example, projects with PPA expirations in the 2008-2009 timeframe have already been preparing for potential new or extended power purchase arrangements. The new arrangements may involve responses to utility solicitations for capacity, direct negotiations with the original purchasing utility for PPA extensions, or arrangements with creditworthy marketers for tolling agreements, full service PPAs or the use of derivatives to lock in value. Management has not assumed that pricing under existing PPAs will necessarily be sustained after PPA expirations.

RISK FACTORS

Atlantic Power's future performance and its ability to generate sufficient cash flow to meet its monthly cash distributions to holders of IPSs and the Common Shares and Subordinated Notes represented thereby involve a number of risks and uncertainties. Any of these risks and uncertainties could have a material adverse effect on the Company's results of operations, business prospects, financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares or Subordinated Notes or on the market price or value of IPSs, Common Shares or Subordinated Notes. A discussion of these risks and uncertainties can be found in the Company's management's discussion and analysis for the year ended December 31, 2005 and Annual Information Form dated March 30, 2006.

ADDITIONAL INFORMATION

Additional information is available on the Company's website at www.atlanticpowercorporation.com, or on SEDAR's website at www.sedar.com.

PROJECT EBITDA

(In thousands of U.S. dollars)
(Unaudited)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
EBITDA from consolidated and proportionately consolidated projects				
Badger	937	1,219	2,386	2,747
Chambers	6,952	-	12,928	-
Koma Kulshan	529	353	557	468
Lake	7,668	6,454	15,460	11,872
Mid-Georgia	1,093	667	1,399	1,380
Onondaga	1,761	2,145	3,061	2,910
Orlando	2,884	180	4,974	2,887
Pasco	3,021	3,288	4,553	6,302
Stockton	424	604	1,290	1,286
Topsham	881	(355)	1,296	475
Other	127	(240)	292	(462)
Total EBITDA from consolidated and proportionately consolidated projects	26,277	14,315	48,196	29,865
Amortization	10,465	7,331	20,942	14,773
Interest expense, net	956	1,066	4,543	2,925
Other income	-	-	(2,499)	-
Earnings from consolidated and proportionately consolidated projects	14,856	5,918	25,210	12,167
EBITDA from equity projects				
Delta Person	566	373	1,091	963
Gregory	825	1,182	1,783	2,307
Jamaica	865	1,141	1,873	2,096
Masspower	-	2,899	-	5,615
Rumford	196	1,817	1,039	3,612
Selkirk	4,622	4,421	7,787	9,413
Other	(13)	(98)	(60)	(196)
Total EBITDA from equity projects	7,061	11,735	13,513	23,810
Amortization	3,357	4,298	6,350	7,659
Interest expense, net	1,635	1,843	3,039	3,927
Income tax	80	195	300	386
Equity earnings, net	1,989	5,399	3,824	11,838
Project income				
Total EBITDA from all projects	33,337	26,050	61,708	53,675
Amortization	13,822	11,630	27,292	22,433
Interest expense, net	2,590	2,908	7,581	6,851
Other income	-	-	(2,499)	-
Income tax	80	195	300	386
Project income	16,845	11,317	29,034	24,005
Earnings from consolidated and proportionately consolidated projects	14,856	5,918	25,210	12,167
Equity earnings, net	1,989	5,399	3,824	11,838
Project income	16,845	11,317	29,034	24,005

(1) EBITDA, earnings before interest, taxes, depreciation and amortization, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide comparative information about Project performance.

RECONCILIATION OF PROJECT DISTRIBUTIONS

For the six months ended June 30, 2006
(In thousands of U.S. dollars)
(Unaudited)

	EBITDA	Indexed Swap and Hedge Settlements and Other Income	Repayment of Long Term Debt	Interest Expense, Net	Capital Expenditures	Change in Working Capital and Other Items	Project Distribution Received
Consolidated and proportionately consolidated projects							
Badger	2,386	-	-	8	-	(843)	1,550
Chambers	12,928	-	(4,774)	(2,475)	(143)	(2,326)	3,210
Koma Kulshan	557	-	(488)	(41)	(5)	(23)	-
Lake	15,460	2,000	(54)	16	(628)	(619)	16,175
Mid-Georgia	1,399	-	(646)	(1,184)	-	431	-
Onondaga	3,061	11,251	-	38	-	(3,375)	10,975
Orlando	4,974	-	(1,730)	(238)	-	995	4,000
Pasco	4,553	499	(2,599)	(462)	(590)	809	2,210
Stockton	1,290	-	-	47	(871)	(466)	-
Topsham	1,296	-	(947)	(252)	-	(97)	-
Other	292	-	-	-	-	(118)	174
Total consolidated and proportionately consolidated projects	48,196	13,750	(11,238)	(4,543)	(2,237)	(5,632)	38,294
Equity projects							
Delta Person	1,090	-	(422)	(487)	-	(182)	-
Gregory	1,783	-	(62)	(541)	(147)	(1,033)	-
JPPC	1,873	-	(813)	(320)	(695)	76	120
Masspower	-	-	-	22	-	340	362
Rumford	1,039	-	-	75	-	770	1,883
Selkirk	7,787	-	(2,100)	(1,795)	(74)	(167)	3,652
Other	(60	-	-	8	-	52	-
Total equity projects	13,512	-	(3,397)	(3,038)	(916)	(144)	6,017
Total all projects	61,708	13,750	(14,635)	(7,581)	(3,153)	(5,776)	44,311

SUPPLEMENTARY INFORMATION

For the six months ended June 30, 2006

(In thousands of U.S. dollars)

(Unaudited)

	Consolidated and Proportionately Consolidated Projects	Proportionate Consolidation of Equity Investments (1)	Corporate
INCOME STATEMENT			
Project revenue			
Energy sales	108,419	62,461	-
Indexed swap	2,827	-	-
Other	1,891	4,608	-
	113,137	67,069	-
Project expenses			
Fuel	43,271	40,779	-
Operations and maintenance	17,942	9,183	-
Project operator fees and expenses	3,728	3,595	-
Amortization	20,942	6,350	-
	85,883	59,907	-
Project other income and (expenses)			
Interest expense, net	(4,543)	(3,038)	-
Other income	2,499	-	-
Income tax expense	-	(300)	-
	(2,044)	(3,338)	-
Project income	25,210	3,824	-
Administrative and other expenses			
Management fees and administration	-	-	2,880
Amortization of deferred financing costs	-	-	495
Interest, net	-	-	14,210
Distribution, non-controlling interest	-	-	8,693
Change in fair value of non-controlling interest	-	-	(13,225)
Gain on settlement of non-controlling interest	-	-	-
Foreign exchange (gain) loss	-	-	7,551
	-	-	20,604
Net income before tax	25,210	3,824	(20,604)
Current income tax expense	-	-	453
Net income	25,210	3,824	(21,057)

(1) Non-GAAP measure showing the composition of revenues and expenses based on the Company's proportionate ownership of the Projects accounted for under the equity method.

SUPPLEMENTARY INFORMATION

As at June 30, 2006

(In thousands of U.S. dollars)

(Unaudited)

	Consolidated and Proportionately Consolidated Projects	Proportionate Consolidation of Equity Investments (1)	Corporate
ASSETS			
Current assets			
Cash and cash equivalents	18,990	5,868	6,909
Reserve fund	-	-	10,737
Restricted cash	21,807	16,934	-
Current portion of indexed swap	37,175	-	-
Accounts receivable	28,189	7,908	(1,442)
Prepayments, supplies and other	8,315	4,566	172
Income tax receivable	-	-	16,079
	114,476	35,276	32,455
Property, plant and equipment	420,775	66,938	-
Power purchase agreements	163,771	70,675	-
Long-term portion of indexed swap	37,605	-	-
Deferred financing costs	257	19	9,914
Other	1,339	1,566	18,158
	738,223	174,474	60,527
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	24,959	8,624	891
Revolving credit facility	-	-	-
Current portion of long-term debt	22,042	8,409	-
Current portion of indexed swap hedge	15,578	-	-
Interest payable on subordinated notes	-	-	2,400
Distribution payable, non-controlling interest	-	-	1,477
Dividends payable	-	-	1,311
Other	3,578	-	-
	66,157	17,033	6,079
Long-term debt	212,759	75,811	-
Other liabilities, non-controlling interest	-	-	262,352
Subordinated notes	-	-	163,002
Indexed swap hedge	18,259	-	-
Other liabilities	31,897	5,488	-
	329,072	98,332	431,433
Shareholders' equity			
Common stock	-	-	148,025
Project equity	409,151	76,142	(485,293)
Retained earnings (deficit)	-	-	(33,638)
Total shareholders' equity	409,151	76,142	(370,906)
	738,223	174,474	60,527

(1) Non-GAAP measure showing the compositioı of assets and liabilities based on the Company's proportionate ownership of the Projects accounted for under the equity method.

Consolidated Financial Statements
(In U.S. dollars)

ATLANTIC POWER CORPORATION

Three months and six months ended June 30, 2006
(Unaudited)

ATLANTIC POWER CORPORATION

Consolidated Balance Sheets
(In thousands of U.S. dollars)

	June 30, 2006	December 31, 2005
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 25,899	$ 33,350
Reserve fund	10,737	10,508
Restricted cash	21,807	26,758
Current portion of indexed swap	37,175	46,558
Accounts receivable	26,747	28,708
Prepayments, supplies and other	8,487	7,902
Income tax receivable	16,079	7,682
	146,931	161,466
Property, plant and equipment	420,775	428,479
Equity investments	76,142	78,335
Intangible assets (note 3)	163,771	174,677
Long-term portion of indexed swap	37,605	61,356
Deferred financing costs	10,171	10,643
Other	19,497	11,674
	$ 874,892	$ 926,630
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 25,850	$ 28,002
Revolving credit facility	–	10,000
Current portion of long-term debt	22,042	21,558
Current portion of indexed swap hedge	15,578	25,094
Interest payable on subordinated notes	2,400	2,303
Distribution payable, non-controlling interest (note 4)	1,477	1,429
Dividends payable	1,311	1,258
Other	3,578	3,719
	72,236	93,363
Long-term debt	212,759	224,482
Subordinated notes	262,352	251,844
Other liabilities - non-controlling interests	163,002	169,479
Indexed swap hedge	18,259	33,453
Other liabilities (note 4)	31,897	39,827
Shareholders' equity:		
Common stock	148,025	148,025
Deficit	(33,638)	(33,843)
	114,387	114,182
	$ 874,892	$ 926,630

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Income and Deficit
(In thousands of U.S. dollars, except per share amount)

	Three-month periods ended June 30, 2006	Three-month periods ended June 30, 2005	Six-month periods ended June 30, 2006	Six-month periods ended June 30, 2005
	(Unaudited)		(Unaudited)	
Project revenue:				
Energy sales	$ 55,373	$ 34,441	$ 108,419	$ 70,413
Indexed swap	1,484	3,269	2,827	3,477
Other	1,173	256	1,891	1,939
	58,030	37,966	113,137	75,829
Project expenses:				
Fuel	22,079	14,619	43,271	29,114
Operations and maintenance	7,930	7,308	17,942	13,529
Project operator fees and expenses	1,744	1,724	3,728	3,321
Amortization	10,465	7,331	20,942	14,773
	42,218	30,982	85,883	60,737
Project other income (expense):				
Equity earnings, net	1,989	5,399	3,824	11,838
Interest, net	(956)	(1,066)	(4,543)	(2,925)
Other income	–	–	2,499	–
	1,033	4,333	1,780	8,913
Income before the undernoted	16,845	11,317	29,034	24,005
Administrative and other expenses:				
Management fees and administration	1,749	1,052	2,880	2,309
Amortization of deferred financing costs	247	247	495	495
Interest, net	7,170	5,305	14,210	10,894
Distribution, non-controlling interest	4,412	5,269	8,693	10,604
Change in fair value of non-controlling interest	(10,786)	6,528	(13,225)	1,035
Foreign exchange loss (gain) (note 7)	9,104	(2,630)	7,551	(6,288)
	11,896	15,771	20,604	19,049
Income (loss) before income taxes	4,949	(4,454)	8,430	4,956
Income taxes	293	872	453	340
Net income (loss)	4,656	(5,326)	7,977	4,616
Deficit, beginning of period	(34,346)	(14,032)	(33,843)	(21,232)
Dividends	(3,948)	(2,702)	(7,772)	(5,444)
Deficit, end of period	$ (33,638)	$ (22,060)	$ (33,638)	$ (22,060)
Basic income (loss) per share (note 6)	$ 0.11	$ (0.14)	$ 0.18	$ 0.13

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three-month periods ended June 30, 2006	Three-month periods ended June 30, 2005	Six-month periods ended June 30, 2006	Six-month periods ended June 30, 2005
	(Unaudited)		(Unaudited)	
Cash flows from (used in) operating activities:				
Net income (loss)	$ 4,656	$ (5,326)	$ 7,977	$ 4,616
Items not involving cash:				
Amortization	10,712	7,578	21,437	15,268
Equity earnings	(1,989)	(5,399)	(3,824)	(11,838)
Change in fair value of non-controlling interest	(10,786)	6,528	(13,225)	1,035
Amortization of gas transportation contract commitment	(1,648)	(563)	(3,297)	(2,823)
Foreign exchange gain	10,146	(2,992)	9,335	(6,831)
Market value adjustments on indexed swap and hedge	(1,484)	(3,269)	(2,827)	(3,477)
Change in deferred revenue	(53)	833	(1,558)	(677)
Change in fair value of interest rate swap	(2,909)	(689)	(3,312)	(689)
Other	(13)	–	(27)	–
Change in other operating balances	(477)	1,614	(3,942)	(3,461)
Indexed swap and hedge settlements	5,105	6,256	11,251	14,644
Distributions from equity investments, including proceeds from disposal of power purchase agreements	4,718	3,527	6,017	6,888
	15,978	8,098	24,005	12,655
Cash flows used in financing activities:				
Deferred financing costs	(33)	–	(33)	–
Dividends paid	(3,890)	(2,714)	(7,720)	(5,866)
Repayment of long-term debt	(7,201)	(5,246)	(11,238)	(6,742)
Repayment of revolving credit facility	(10,000)	–	(10,000)	–
	(21,124)	(7,960)	(28,991)	(12,608)
Cash flows from (used in) investing activities:				
Proceeds on the disposal of equity investments	–	4,908	–	39,081
Purchase of property, plant and equipment	(1,814)	(718)	(2,236)	(1,182)
Change in reserve fund	(124)	(245)	(229)	(36,148)
	(1,938)	3,945	(2,465)	1,751
Increase (decrease) in cash and cash equivalents	(7,084)	4,083	(7,451)	1,798
Cash and cash equivalents, beginning of period	32,983	20,378	33,350	22,663
Cash and cash equivalents, end of period	$ 25,899	$ 24,461	$ 25,899	$ 24,461
Supplemental cash flow information:				
Interest paid	$ 11,458	$ 7,453	$ 23,040	$ 15,062

See accompanying notes to consolidated financial statements.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

Atlantic Power Corporation (the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004 and continued to the Province of British Columbia on July 8, 2005. The Company issued income-participating securities ("IPS") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive.

1. Basis of presentation:

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005, as set out in the 2005 Annual Report since they do not contain all the disclosures that are required by Canadian generally accepted accounting principles for annual financial statements. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation as were used for the audited consolidated financial statements for the year ended December 31, 2005.

There is some seasonality of the Company's revenues created by seasonal variances in demand for electric power, in some cases varied seasonal pricing for portions of the power purchase agreement payments and relatively small amounts of uncontracted output, and the typical scheduling of major facility maintenance in the spring and fall.

2. Acquisitions:

(a) Path 15 acquisition announcement:

On June 29, 2006, Atlantic Holdings agreed to indirectly acquire 100% of Trans-Elect NTD Path 15, LLC, which owns approximately 72% of the transmission system rights in the Path 15 transmission project ("Path 15") located in California.

The equity purchase price for Path 15 will be approximately $85.5 million and will be financed with an acquisition credit facility at Atlantic Holdings. Existing debt at Path 15's operating and holding companies will be assumed in the transaction but will be non-recourse to the Company and to Atlantic Holdings.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

2. Acquisitions (continued):

(b) Epsilon Power Partners, LLC acquisition:

On September 8, 2005, the Company acquired Epsilon Power Partners, LLC ("Epsilon") for cash consideration of $65 008, including acquisition costs of $564. Epsilon owns a 40% interest in Chambers Cogeneration LP ("Chambers"), the owner and operator of a 262 megawatts pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's Chambers Works complex in southwestern New Jersey. The preliminary purchase price, as at December 31, 2005, has been allocated as follows:

Working capital	$ 9,541
Property, plant and equipment	142,817
Power purchase and other contracts	87,258
Other liabilities	(7,766)
Long-term debt	(166,842)
Total purchase price	65,008
Less cash acquired	1,617
Cash paid, net of cash acquired	$ 63,391

The property, plant and equipment will be amortized over its remaining life estimated as 23 years. The power purchase and other contracts will be amortized over periods ranging from 18 years to 23 years.

The Company remains in the process of finalizing its purchase price allocation and the tax basis of the assets acquired.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

3. Intangible assets:

Intangible assets include power purchase contracts, fuel supply agreement and license and rights.

	June 30, 2006	December 31, 2005
Power purchase agreements	$ 14,832	$ 14,832
Fuel supply agreements	110,403	110,403
Licenses and rights	70,538	70,538
	195,773	195,773
Less accumulated amortization	32,002	21,096
	$ 163,771	$ 174,677

Amortization expense of $5,453 (December 31, 2005 - $3,722) was expensed during the quarter.

4. Other liabilities, non-controlling interest:

As of June 30, 2006, the Existing Investors have a 29.9% common membership interest in Atlantic Holdings (December 31, 2005 - 29.9%) and also have the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest to November 18, 2006. The repurchase of the Existing Investors' interests is conditional upon Atlantic Holdings being able, after utilizing its best efforts, to complete or cause the completion of an equity financing on terms acceptable to the managers of Atlantic Holdings who are independent of the Existing Investors and their affiliates, acting reasonably, to secure the necessary funds to enable it to purchase the Existing Investors' interests. Atlantic Holdings may only finance repurchases of Existing Investors' interests pursuant to the exercise of the rights by issuing additional equity securities. This may occur through the sale of equity interests to the Company, the purchase of which may be financed by a sale of IPS or other equity securities of the Company. These interests are treated as a liability of the Company and are recorded at fair value on the consolidated balance sheet. At June 30, 2006, to purchase the remaining 29.9% interest, 18,952,365 IPS would be required to be issued.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

4. Other liabilities, non-controlling interest (continued):

The change in fair value of the non-controlling interest, resulting from changes in the fair market value of the Company's IPS, is recognized in the consolidated statement of income and deficit as change in fair value of non-controlling interest. For the three months and six months ended June 30, 2006, a decrease of $10,786 and $13,225, respectively (three months and six months ended June 30, 2005, an increase of $6,528 and $1,035, respectively) is reflected in the consolidated statement of income and deficit.

The change in fair value of the non-controlling interest, resulting from foreign exchange, is recognized in the consolidated statement of income and deficit within foreign exchange loss (gain). For the three months and six months ended June 30, 2006, the foreign exchange loss related to the non-controlling interest was $7,468 and $6,748, respectively (three months and six months ended June 30, 2005, gain of $3,007 and $4,479, respectively).

On October 3, 2005, the Company issued 7,539,000 IPS at a rate of Cdn. $10.00 per IPS to Caisse de dépôt et placement du Québec and officers of the Company in a secondary private placement. Gross proceeds were Cdn. $75,390.

The net proceeds from the private placement were used by the Company to increase its common membership ownership in Atlantic Holdings from 58.1% to 70.1%. Atlantic Holdings concurrently redeemed membership interests held indirectly by the Existing Investors reducing the Existing Investors' common membership ownership from 41.9% to 29.9%.

5. Related party transactions:

During the three months and six months ended June 30, 2006, in accordance with the Management Agreement, the Company paid management and incentive fees of $1,015 and $1,886, respectively (three months and six months ended June 30, 2005 - $380 and $1,210, respectively) to Atlantic Power Management, LLC, the Manager.

In addition, during the three months and six months ended June 30, 2006, the Company incurred expenses of $687 and $1,375, respectively (three months and six months ended June 30, 2005 - $687 and $1,375, respectively) for operations and maintenance services provided by Caithness Energy, a company which holds an indirect interest in one of the Existing Investors. Caithness Energy provides operations and maintenance services to 12 of the Company's projects.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

6. Basic income (loss) per share:

Basic income (loss) per share has been calculated using the weighted average number of units outstanding during the three months and six months ended June 30, 2006 of 44,339,500 (three months and six months ended June 30, 2005 - 36,800,000).

7. Commitments and contingencies:

(a) There have been no significant changes in the status of litigation matters reported in the Company's consolidated financial statements and management's discussion and analysis for the year ended December 31, 2005. Management believes that the outcome of the litigation matters previously disclosed will not have a material impact on the Company.

(b) The 2005 financial statements of one of the Company's proportionately consolidated joint ventures contains a going concern qualification in the auditors' report based on the assessment that the project's debt reserves would likely be utilized over a period of years and, absent changes in the relevant power and electricity markets, could need to renegotiate with its lenders in or around the year 2010. Management is currently evaluating its strategic alternatives with respect to this investment.

(c) The Company uses forward foreign currency contracts to manage its exposure to changes in foreign exchange rates as the Company earns its income principally in the United States and has the obligations to make distributions predominantly in Canadian dollars. The Company has entered into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2011 at the current annual distribution level of Cdn. $1.03 per IPS to all holders including the Existing Investors, as well as interest payments on the separate subordinated notes. It is the Company's intention to extend the length of these forward contracts out to five years at or near the end of each year. Changes in the fair market value of the Company's forward contracts partially offset set exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations. The following table summarizes the Company's forward foreign currency contracts as of June 30, 2006:

Period	Notional monthly amounts: Sell U.S. dollars	Notional monthly amounts: Buy Canadian dollars	Average rate
Current - 2009	$ 4,811	$ 5,800	1.2055
2010	5,167	5,800	1.1224
2011	5,494	5,800	1.0557

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

7. Commitments and contingencies (continued):

The foreign exchange loss of $9,104 and $7,551 (three months and six months ended June 30, 2005 - gain of $2,630 and $6,288, respectively) during the three months and six months ended June 30, 2006, primarily reflects unrealized foreign exchange gains on the U.S. dollar equivalent of the Company's Canadian dollar denominated obligation to non-controlling interests and subordinated notes, unrealized foreign exchange losses on the changes in the fair market value of the Company's forward contracts and realized foreign exchange gains on forward contract settlements during the period. Foreign exchange gains (losses) are as follows:

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Subordinated notes	$ (11,610)	$ 2,651	$ (10,535)	$ 3,951
Non-controlling interest	(7,468)	3,007	(6,748)	4,479
Forward contacts	8,932	(2,666)	7,948	(1,599)
Unrealized foreign exchange gains (losses)	(10,146)	2,992	(9,335)	6,831
Realized foreign exchange gains (losses) on forward contract settlements	1,042	(362)	1,784	(543)
	$ (9,104)	$ 2,630	$ (7,551)	$ 6,288

8. Indexed swap:

A swap agreement (the "Indexed Swap") between the power utility and Onondaga Cogeneration Limited Partnership ("Onondaga") has replaced the Project's original power purchase contract. The Indexed Swap expires on June 30, 2008. The Indexed Swap is a financial instrument under which the utility company makes monthly payments to Onondaga based upon the differential between an indexed "contract price" and a market reference price for electricity. The indexed contract price fluctuates in relation to the market cost of natural gas and a prescribed index of inflation. The notional quantity of electricity for the purpose of these calculations is fixed for the full term of the Indexed Swap.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

8. Indexed swap (continued):

In May 2004, Onondaga contributed the Indexed Swap to a newly formed wholly owned special purpose subsidiary, Onondaga Power Swap Holdings. LLC ("OPSH"). Onondaga has guaranteed OPSH's obligations to the utility company under the Indexed Swap. Also in May 2004, OPSH entered into commodity hedges (the "Indexed Swap Hedge"), in order to lock in favourable gas, power and capacity pricing under the Indexed Swap. The hedges extend through June 30, 2008 and remove almost all commodity exposure from the Indexed Swap through its term.

Changes related to the Indexed Swap are summarized below:

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Fair value, beginning of period	$ 86,750	$ 99,099	$ 107,914	$ 99,591
Increase (decrease) in fair value during the period	(4,248)	5,487	(16,873)	12,404
Settlements received	(7,722)	(8,399)	(16,261)	(15,808)
Fair value, end of period	$ 74,780	$ 96,187	$ 74,780	$ 96,187

Changes related to the Indexed Swap Hedge:

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Fair value, beginning of period	$ 42,186	$ 37,981	$ 58,547	$ 30,293
Increase (decrease) in fair value during the period	(5,732)	2,216	(19,700)	8,924
Settlements paid	(2,617)	(2,143)	(5,010)	(1,163)
Fair value, end of period	$ 33,837	$ 38,054	$ 33,837	$ 38,054

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

July 14, 2006

Atlantic Power Corporation Announces July 2006 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of July 2006. A distribution of $0.0859 per Income Participating Security ("IPS") will be payable on August 31, 2006 to holders of record at the close of business on July 31, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0859 reflects a cash dividend per common share of $0.0330 and an interest payment of $0.0529 for the month of July 2006.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

July 11, 2006

ATLANTIC POWER INCOME FUND

SECOND QUARTER 2006 RESULTS & CONFERENCE CALL

Atlantic Power will release its financial results for the three and six months ended June 30, 2006 during the afternoon of Thursday, August 10, 2006. A telephone conference call hosted by Atlantic Power's management team will be held:

Friday, August 11, 2006 at 10.00 am ET

The telephone numbers for the conference call are:

Local / International: (416) 849-2698
North American Toll Free: (866) 400-2270

The Conference Call will also be broadcast over Atlantic Power's website at www.atlanticpowercorporation.com. Please call or log in 10 minutes prior to the call.

The telephone numbers to listen to the conference call after it is completed (Instant Replay) are local (402) 220-2508 or toll free (888) 566-0814. Please enter the passcode 2786460# when instructed. The Instant Replay will be available until midnight, August 17, 2006. The conference call will also be archived on Atlantic Power's web site.

About Atlantic Power
Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: ATLANTIC POWER CORPORATION

TSX SYMBOL: ATP.UN

June 29, 2006

Atlantic Power Agrees to Acquire 72% Interest in Path 15 Transmission Line in California

BOSTON MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power" or the "Company") announced today that Atlantic Power Holdings, LLC ("Holdings") has agreed to indirectly acquire 100% of Trans-Elect NTD Path 15, LLC, which owns approximately 72% of the transmission system rights in the Path 15 transmission project (the "Project" or "Path 15") located in California.

HIGHLIGHTS:

- **Critical transmission asset with strong federal and state support**
- **Highly stable 30-year cash flows**
- **Federally regulated revenue stream that is independent of power prices or line utilization**
- **Low operating risk with proven technology, solid operating history**
- **Minimal ongoing capital expenditure requirements**
- **Accretive to cash flow**
- **Enhances diversity of Atlantic Power's portfolio**

The Project is an 84-mile, 500-kilovolt transmission line built along an existing transmission corridor in California to help alleviate what had been a chronic transmission congestion point. The Project went into service in December 2004 and increased transmission capacity from Southern to Northern California by approximately 1,500 MW to 5,400 MW, and southward transmission capacity by approximately 1,100 MW. This transmission line facilitates the movement of power from the Pacific Northwest to Southern California in the summer and from generators in Southern California to Northern California in the winter.

The equity purchase price for the Project will be approximately $85.5 million and will be financed with an acquisition credit facility provided by BMO Capital Markets. Existing debt at the Project's operating and holding companies will be assumed in the transaction but will be non-recourse to Atlantic Power and Holdings.

The sellers include affiliates of Trans-Elect, Inc which is a GFI Energy Ventures, LLC portfolio company, United States Power Fund, LP managed by Energy Investors Funds Group, ArcLight Energy Partners Fund I, L.P. which is an affiliate of Atlantic Power's sponsor, and other private investors. The sellers were advised by Morgan Stanley as exclusive financial advisor and

Dickstein Shapiro Morin & Oshinsky LLP as legal counsel. Atlantic was represented by Leonard, Street and Deinard Professional Association as legal counsel.

The Project's revenue stream is regulated by the Federal Energy Regulatory Commission (the "FERC") on a cost-of-service ratebase methodology, which insulates cash flows from any impacts of actual line usage. All prudently incurred operating, maintenance and capex costs are reflected in rates charged. California's Independent System Operator, known as CAL-ISO, collects Transmission Access Charges being paid predominantly by the state's investor-owned utilities and passes them to transmission owners, such as Path 15.

"We are very pleased to be acquiring this important asset," commented Barry Welch, President and CEO. "The Project strengthens our ability to generate stable, sustainable and predictable cash flows over the long term, while also enhancing the diversity of our project portfolio."

The acquisition is subject to approval by the FERC. It is anticipated that an application for approval will be filed in the next two weeks, with a FERC ruling expected in the third quarter of 2006.

Atlantic Power Corporation owns interests in a diversified portfolio of fifteen power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the acquisition of the Project and the anticipated financial and operational performance of the Project. Such statements are subject to certain risks, uncertainties and assumptions which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to the ability of the Company to obtain necessary financing to complete the acquisition of the Project, the ability of the Company to satisfy conditions under the purchase agreement and the anticipated financial and operating performance of the Project. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this news release represent our expectations as of June 29, 2006 and, accordingly, are subject to change after such date. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:
Atlantic Power Corporation
Barry Welch, President and CEO
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

June 15, 2006

Atlantic Power Corporation Announces June 2006 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its distribution for the month of June 2006. A distribution of $0.0859 per Income Participating Security ("IPS") will be payable on July 31, 2006 to holders of record at the close of business on June 30, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0859 reflects a cash dividend per common share of $0.0330 and an interest payment of $0.0529 for the month of June 2006.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

ATLANTIC POWER CORPORATION
(the "Issuer")

Annual and Special Meeting of Shareholders

held on June 7, 2006

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

Description of Matters Voted Upon	Outcome of the Vote	Conducted by Ballot		
		Number or Percentage of Votes Cast		
		For	Against	Withheld
The election of Irving Gerstein, Ken Hartwick and John McNeil as members of the Issuer's board of directors.	Approved (by show of hands)	N/A	N/A	N/A
The re-appointment of KPMG LLP as the auditors of the Issuer and the authorization of the Issuer's board of directors to fix such auditors' remuneration.	Approved (by show of hands)	N/A	N/A	N/A
The approval of the resolution in the form attached as Schedule "A" to the Circular approving a Long-Term Incentive Plan to be implemented by Atlantic Power Holdings, LLC, as described in the Circular.	Approved (by show of hands)	N/A	N/A	N/A

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: ATLANTIC POWER CORPORATION

TSX SYMBOL: ATP.UN

June 2, 2006

Atlantic Power Corporation to Hold Its Annual Meeting

TORONTO, ONTARIO – Atlantic Power Corporation (TSX: ATP.UN) will hold its Annual Shareholders' Meeting on Wednesday, June 7, 2006 at 10.00 am. Shareholders and interested parties are invited to attend at The Ontario Club, Commerce Court South, Fifth Floor, 30 Wellington Street West, Toronto, Ontario

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch, President and CEO
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

PROXY FOR REGISTERED HOLDERS OF COMMON SHARES

This proxy is being solicited by Atlantic Power Management, LLC (the "Manager") the Manager of Atlantic Power Corporation (the "Issuer") from holders of common shares of the Issuer ("Shareholders") for use in connection with the annual and special meeting (the "Meeting") of Shareholders to be held on June 7, 2006 at the Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario at 10:00 a.m. (Toronto time). Reference is made to the accompanying management information circular of the Issuer dated May 10, 2006 (the "Circular") for further information.

The undersigned Shareholder of the Issuer hereby appoints IRVING GERSTEIN or, failing him, JOHN McNEIL (or instead of either of them ..), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise if personally present and with authority to vote at the said proxyholder's discretion unless herein otherwise specified. The said proxyholder is hereby specifically directed to:

1. **VOTE FOR ☐ or WITHHOLD FROM VOTING ON ☐** the election of Irving Gerstein, Ken Hartwick and John McNeil as members of the Issuer's board of directors;

2. **VOTE FOR ☐ or WITHHOLD FROM VOTING ON ☐** the re-appointment of KPMG LLP as the auditors of the Issuer and the authorization of the Issuer's board of directors to fix such auditors' remuneration; and

3. **VOTE FOR ☐ or VOTE AGAINST ☐** the approval of the resolution in the form attached as Schedule "A" to the Circular approving a Long-Term Incentive Plan to be implemented by Atlantic Power Holdings, LLC, as described in the Circular.

DATED this ______ day of ________________________, 2006.

____
Name of Shareholder

____
Signature of Shareholder

NOTE:

1. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions noted hereon on any ballot that may be called for. **In the absence of instructions to the contrary, the shares will be voted "FOR" the above-mentioned items.** The Manager presently knows of no matters to come before the Meeting other than the matters identified in the notice of the Meeting. If any matters that are not known should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the said proxyholder.

2. To vote this proxy, the Shareholder must sign in the space provided on this form. Please sign exactly as the name appears hereon and in which the shares are registered. If the Shareholder is a corporation, the proxy should be executed by duly authorized officers and its corporate seal must be affixed. **If this proxy is not dated in the space provided, the proxy shall be deemed to bear the date on which it was mailed by the Issuer.**

4. **The Shareholder has the right to appoint a person, other than the persons designated, to attend, vote and act for the Shareholder and on the Shareholder's behalf at the Meeting.** Such right may be exercised by striking out the names of the specified persons and inserting the name of such other person in the space provided.

5. This proxy revokes all prior proxies given by the Shareholder represented by this proxy and may be revoked at any time before it has been exercised.

6. Reference should be made to the Circular, which accompanies the notice of Meeting, for a full explanation of the rights of Shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.

AtlanticPower Corporation

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Meeting**") of the shareholders of Atlantic Power Corporation (the "**Corporation**") will be held at the Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario on Wednesday, the 7th day of June, 2006 at the hour of 10:00 a.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Corporation for the year ended December 31, 2005, together with the report of the auditors thereon;

2. **TO RE-ELECT** the current three members of the board of directors of the Corporation;

3. **TO RE-APPOINT** auditors and authorize the board of directors of the Corporation to fix the remuneration of the auditors;

4. **TO CONSIDER**, and if thought advisable, to pass a resolution in the form set forth in Schedule A to the accompanying management information circular approving a Long Term Incentive Plan to be implemented by Atlantic Power Holdings, LLC, as described in the management information circular; and

5. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 10th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"*Irving Gerstein*"

Chair of the Board of Directors
Atlantic Power Corporation

AtlanticPower
Corporation

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 7, 2006

May 10, 2006

AtlanticPower Corporation

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Meeting**") of the shareholders of Atlantic Power Corporation (the "**Corporation**") will be held at the Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario on Wednesday, the 7th day of June, 2006 at the hour of 10:00 a.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Corporation for the year ended December 31, 2005, together with the report of the auditors thereon;

2. **TO RE-ELECT** the current three members of the board of directors of the Corporation;

3. **TO RE-APPOINT** auditors and authorize the board of directors of the Corporation to fix the remuneration of the auditors;

4. **TO CONSIDER**, and if thought advisable, to pass a resolution in the form set forth in Schedule A to the accompanying management information circular approving a Long Term Incentive Plan to be implemented by Atlantic Power Holdings, LLC, as described in the management information circular; and

5. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 10th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"*Irving Gerstein*"

Chair of the Board of Directors
Atlantic Power Corporation

ATLANTIC POWER CORPORATION

INFORMATION CIRCULAR

This information circular (the "**Information Circular**") is furnished in connection with the solicitation of proxies by or on behalf of Atlantic Power Management, LLC (the "**Manager**"), as manager of Atlantic Power Corporation (the "**Corporation**"), for use at the annual meeting (the "**Meeting**") of shareholders (the "**Shareholders**") of the Corporation to be held on June 7, 2006 at the Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario commencing at 10:00 a.m. (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying notice of the annual meeting of Shareholders (the "**Notice of Meeting**").

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Manager, at nominal cost. The Corporation will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of the Information Circular.

The information contained herein is given as at May 10, 2006, except where otherwise noted.

Appointment and Revocation of Proxies

Together with the Information Circular, the Shareholders will also be sent a form of proxy (a "**Form of Proxy**"). The persons named in such proxy are directors of the Corporation. **A Shareholder who wishes to appoint some other person to represent him, her or it at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Shareholder of the Corporation.**

Computershare Trust Company of Canada (the "**Agent**") holds the common shares ("**Common Shares**") of the Corporation represented by income participating securities ("**IPSs**") in trust for the benefit of holders of IPSs ("**IPS Holders**") and has the right to vote such Common Shares at the Meeting. The Agent is required to submit proxies (as a Shareholder) for voting rights attached to such Common Shares in accordance with the instructions provided by IPS Holders. Upon submission by an IPS Holder (or his, her or its designee) whose name appears on a list of beneficial IPS Holders prepared in connection with the Meeting, of identification satisfactory to the Agent's representative, an IPS Holder may require the Agent to sign and deliver to such holder (or his, her or its designee) a proxy to exercise personally the voting rights attaching to Common Shares underlying such IPS Holder's IPSs, if such holder either (i) has not previously given the Agent voting instructions in respect of the Meeting or (ii) submits to such representative written revocation of any such previous instructions. At the Meeting, the IPS Holder (or his, her or its designee) exercising voting rights under a proxy granted by the Agent, has the right to speak at the Meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the Meeting in respect of any matter, question, proposal or proposition, and to vote at the Meeting by way of a show of hands in respect of any matter, question or proposition. Together with the Information Circular, IPS Holders will also be sent an instruction form addressed to the Agent which may be completed and returned to the Agent setting out the IPS Holder's voting instructions.

To be valid, proxies or instructions to the Agent must be deposited at the offices of the Agent, 9th Floor, North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so as not to arrive later than 5:00 p.m. (Toronto time) on June 6, 2006, or be deposited with the chair of the Meeting (the "**Chair of the Meeting**") prior to the commencement of the Meeting. If the Meeting is adjourned, proxies or instructions to the Agent must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy or instructions are to be used, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting or any reconvened meeting.

The document appointing a proxy must be in writing and completed and signed by a Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Instructions provided to the Agent by an IPS Holder must be in writing and completed and signed by the IPS Holder or his or her attorney authorized in writing or, if the IPS Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, and trustees or similarly otherwise, should so indicate and provide satisfactory evidence of such authority.

A Shareholder that has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law. An IPS Holder that has given instructions to the Agent with respect to the voting of the Common Shares underlying its IPSs may revoke the instructions: (a) by completing and signing instructions bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the IPS Holder or by his or her attorney authorized in writing: (i) at the registered office of the Agent at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the instructions are to be relied on, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying Form of Proxy will vote Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the proxy. The Agent will vote Common Shares underlying IPSs in respect of which they are instructed, on any ballot that may be called for, in accordance with the instructions of the IPS Holder. **In the absence of such specification, such Common Shares will be voted at the Meeting as follows:**

- **FOR the election of the three nominees to the board of directors, those nominees being the current three directors, and**
- **FOR the re-appointment of KPMG LLP as auditors of the Corporation and to authorize the board of directors to fix the auditor's remuneration.**
- **FOR the approval of a resolution in the form set forth in Schedule A hereto approving a Long Term Incentive Plan ("LTIP") to be implemented by Atlantic Power Holdings, LLC, as described herein.**

For more information on these issues, please see the section entitled "MATTERS TO BE CONSIDERED AT THE MEETING" beginning on page C-4 of this Information Circular.

The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the Form of Proxy and the Notice of Meeting and with respect to other matters, which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter or business. At the time of printing the Information Circular, the directors of the Corporation (referred to as either the "**Directors**", the "**Board**" or the "**Board of Directors**") know of no such amendments, variations or other matters.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Common Shares or IPSs otherwise than in their own names. A non-registered securityholder of the Corporation (a "**Beneficial Holder**") who beneficially owns Common Shares or IPSs, but such Common Shares or IPSs are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a

participant) should note that only proxies or instructions deposited by securityholders whose names are on the records of the Corporation as the registered holders of Common Shares or IPSs can be recognized and acted upon at the Meeting.

Common Shares or IPSs that are listed in an account statement provided to a Beneficial Holder by a broker are likely not registered in the Beneficial Holder's own name on the records of the Corporation and such Common Shares or IPSs are more likely registered in the name of the Beneficial Holder's broker or an agent of the Beneficial Holder's broker.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholders' meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving an ADP voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the registered holder should enter their own names in the blank space on the Form of Proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As of the date of this Information Circular, there were 44,339,500 Common Shares and IPSs outstanding on a basic and fully diluted basis. All of the outstanding Common Shares are registered in the name of the Agent and are held by the Agent in trust for the IPS Holders.

At the Meeting, each Shareholder of record at the close of business on May 10, 2006, the record date established for the Notice of Meeting (the "**Record Date**"), will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting, except to the extent such Shareholder has transferred any such Common Shares after the record date and the transferee of such Common Shares establishes ownership thereof and makes a written demand to the Corporate Secretary of the Manager, not later than 10 days before the date of the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Common Shares.

To the knowledge of the Directors, the following persons beneficially own or exercise control or direction over Common Shares carrying approximately 10% or more of the votes attached to the issued and outstanding Common Shares:

Name	Number of Common Shares beneficially owned or over which control or direction is exercised	Percentage of Total Common Shares
CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC	7,500,000	16.92%

(1) Based on publicly available filings.

MATTERS TO BE CONSIDERED AT THE MEETING

Election of Directors

The number of directors to be elected at the Meeting has been fixed at three. The persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, intend to vote for the election, as directors, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion. Each nominee elected as a director will hold office until the next annual meeting of the Shareholders or until his successor is elected or appointed. Each Director will also serve on the board of managers of the Corporation's subsidiary, Atlantic Power Holdings, LLC ("**Atlantic Holdings**").

The following table sets forth the names of, and certain information for, the individuals proposed to be nominated for election as directors. Biographies for each nominee, which include a summary of each nominee's principal occupation and employment within the five preceding years, are set out at pages 63 and 64 of the Corporation's annual information form dated March 30, 2006 (the "**AIF**") and such information is incorporated by reference herein. The AIF can be found under the Corporation's profile at www.sedar.com. Upon request, the Manager will promptly provide a copy of the AIF free of charge to a securityholder of the Corporation.

Name & Province of Residence	Principal Occupation	Date Appointed as a Director	Ownership or Control over IPSs (2)
IRVING GERSTEIN (1)(3) Ontario, Canada	Corporate Director	October 4, 2004	2,000
KEN HARTWICK (1)(4) Ontario, Canada	President of Ontario Energy Savings Corp.	October 4, 2004	2,000
JOHN MCNEIL (1) Ontario, Canada	President, Barker, Dunn & Rossi (Canada) Inc.	October 4, 2004	2,000

(1) Each director is also a member of the audit committee of the Corporation. Further information regarding the audit committee of the Corporation and auditors' fees can be found at pages 70 and 71 of the AIF.

(2) The information as to IPSs beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(3) Chair of the Board.

(4) Chair of the Audit Committee.

Appointment of Auditors

The audit committee of the Corporation (the "**Audit Committee**") recommends to the Shareholders that KPMG LLP, Chartered Accountants, be re-appointed as the independent auditor of the Corporation, to hold office until the next annual meeting of the Shareholders or until their successor is appointed, and that the Directors be authorized to fix the remuneration of the auditors.

KPMG LLP has been the auditor of the Corporation since its inception. **The persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of a resolution to re-appoint KPMG LLP as auditors of the Corporation and authorize the Directors to fix their remuneration.**

Financial Statements

The annual report, the financial statements of the Corporation for the year ended December 31, 2005 and the auditors' report thereon accompanying this Information Circular will be placed before the Shareholders at the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

Special Business – Approval of Long Term Incentive Plan

Long Term Incentive Plan

During the year ended December 31, 2005, a compensation consultant was retained to assist the Board in reviewing compensation for the executive officers of the Manager. The consultant is Mercer Human Resource Consulting. The mandate for the consultant was to: (i) perform a benchmarking review and assessment of the compensation of the employees of the Manager as it compares to that of similar positions within relevant industry segments; (ii) assess the appropriateness and desirability of implementing an LTIP to further align the interests of employees of the Manager with those of the Corporation and IPS Holders, and to adequately assist with attracting and retaining qualified employees in the relevant U.S. executive labour pool; and (iii) if the LTIP is deemed appropriate, to make recommendations for its design, as well as any other recommendations regarding other elements of the LTIP. Based on the recommendations of the consultant, the Board approved the LTIP to be implemented by Atlantic Holdings.

The officers and other employees of the Manager ("**Eligible Persons**") will be eligible to participate in the LTIP as determined by the members of the board of managers of Atlantic Holdings that are not members of the management of the Manager (the "**Independent Managers**"). The purpose of the LTIP is to align the interests of Eligible Persons with those of IPS Holders and to assist in attracting, retaining and motivating key employees of the Manager by making a significant portion of the incentive compensation of key employees directly dependent upon the achievement of key strategic, financial and operational objectives that are critical to ongoing growth and profitability and that result in the Corporation exceeding its per IPS distribution targets.

Prior to the commencement of each performance period (being, generally, a period of one calendar year commencing on January 1 of each year, a "**Performance Period**"), the Independent Managers shall establish percentages ("**LTIP Award Percentages**") that will determine the amount that an Eligible Person is entitled to receive under the LTIP if certain levels of target project cash flow ("**Target Project Cash Flow**") established by the Independent Managers for the Performance Period are achieved during the applicable Performance Period. If certain levels of Target Project Cash Flow are achieved, the Eligible Person will be eligible to receive a number of notional units (including fractional units) to be calculated by dividing an incentive amount (based on the LTIP Award Percentages and the Eligible Person's base salary) by the "market price per IPS". The market price per IPS is defined in the LTIP as the weighted average closing price of IPSs on the Toronto Stock Exchange for the five days immediately preceding the applicable day. Any notional units granted to a participant in respect of a Performance Period will be credited to an account maintained by Atlantic Holdings for each participant ("**Notional Unit Account**") on the determination date for such Performance Period.

For grants under the LTIP, one-third of the notional units in a participant's Notional Unit Account for a Performance Period will vest on the thirteenth month following the determination date for such Performance Period, 50% of the notional units remaining in a participant's Notional Unit Account for a Performance Period will vest on the second anniversary date of the determination date for such Performance Period, and all remaining notional units in a Participant's Notional Unit Account for a Performance Period will vest on the third anniversary of the determination date for such Performance Period. Each notional unit will be entitled to receive distributions equal to the distributions on an IPS to be credited in the form of additional notional units immediately following any distribution on the IPSs. Participants may elect to defer the redemption of notional units for additional one-year periods to a maximum of three years from each vesting date provided that the participant provides written notice of such election in accordance with applicable U.S. law.

On the applicable vesting date for notional units held in a participant's Notional Unit Account, Atlantic Holdings will redeem such notional units as follows: (i) one-third by lump sum cash payment (net of any applicable withholdings), and (ii) the remaining two-thirds by an exchange for IPSs. Notwithstanding the foregoing, a participant that may elect to redeem such notional units for 100% IPSs upon prior written notice of such election.

If the net cash flows (as determined by the Independent Managers) achieved in a Performance Period are less than 80% of the Target Project Cash Flow established by the Independent Managers for that Performance Period, all notional units having a vesting date in the next Performance Period will be cancelled, will no longer be redeemable for IPSs and the participant will forfeit all rights, title and interest with respect to such notional units.

The aggregate number of IPSs which may be issued from treasury under the LTIP is limited to 1,000,000, subject to increase or decrease by reason of amalgamation, rights offerings, reclassifications, consolidations or subdivisions, or as may otherwise be permitted by applicable law and the Toronto Stock Exchange.

The LTIP provides that the aggregate number of IPSs reserved for issuance from treasury under the LTIP and any other IPS compensation arrangement of the Corporation or its subsidiaries or the Manager ("**IPS Compensation Arrangement**") shall not exceed 10% of the IPSs then issued and outstanding on the date of grant. The number of IPSs that may be issuable at any time, pursuant to the LTIP and any other IPS Compensation Arrangement to insiders (as such term is defined in the *Securities Act* (Ontario)), together with such insider's associates (collectively, "**Insider Participants**") shall not exceed 10% of IPSs then issued and outstanding. Additionally, the number of IPSs that may be issued, within a one-year period, pursuant to the LTIP and any other IPS Compensation Arrangement to Insider Participants shall not exceed 10% of IPSs then issued and outstanding.

The Independent Managers may terminate, modify or amend the LTIP, without securityholder approval, at any time in such manner and to such extent as they deem advisable, subject to applicable corporate, securities and tax law requirements and the requirements of the Toronto Stock Exchange, provided that any such action may not adversely affect any rights already acquired under the LTIP to such date. The amendments that may be made by the Independent Managers to the LTIP include, without limitation, the vesting and redemption dates for notional units and the persons who may qualify as Eligible Persons under the LTIP provided that any change to the Eligible Persons does not have the potential of broadening or increasing insider participation. A participant may not assign or transfer any right or interest in the LTIP. All unvested notional units are forfeited by a participant on the date he or she ceases to be employed by the Manager or Atlantic Holdings, except in the case of death, disability, retirement or change of control (in certain circumstances, as described below). If the employment of a participant is terminated by death, retirement or upon a change of control (in the case of a change of control, where termination is by the participant for good reason or by the Manager or Atlantic Holdings without cause) prior to the applicable vesting date, all notional units credited to the participant's Notional Unit Account will vest or be deemed to have vested effective the date immediately prior to the date of such termination of the participant's employment. If the employment of a participant is terminated due to the disability of the participant prior to the applicable vesting date, all notional units credited to the participant's Notional Unit Account will vest on the vesting date as if the participant continued to be actively employed until the applicable vesting date.

The Board recommends that shareholders vote FOR the approval of the resolution in the form set forth in Schedule A to this Information Circular. In order to be effective, the resolutions set forth at Schedule A must be passed by a majority of the votes passed at the Meeting (whether presented in person or by proxy).

MANAGEMENT AND ADMINISTRATION OF ATLANTIC HOLDINGS AND THE CORPORATION

The Manager is a Delaware limited liability company formed by ArcLight Capital Partners, LLC ("**ArcLight**") and ArcLight Energy Partners Fund I, L.P. ("**Fund I**") and ArcLight Energy Partners Fund II, L.P. ("**Fund II**"). The Manager's principal place of business is located at 200 Clarendon Street, 55th Floor, Boston, Massachusetts, 02117. The names, municipalities of residence, positions with the Manager and principal occupations of the officers of the Manager are set out below. In addition to the officers listed below, the Manager contracts with ArcLight to obtain certain back-office and support services and for the secondment of ArcLight employees from time to time as appropriate to assist the Manager in fulfilling its responsibilities under the Management Agreement (as defined below). The Manager is owned by Atlantic Power Management Holdings, LLC ("**APM**"), an entity managed by ArcLight and owned by Fund I and Fund II. APM's officers are Dan Revers (President), Carter Ward (Vice-President) and John Tisdale (Secretary). Each of the officers is a resident of the State of Massachusetts, U.S.A.

Name and State of Residence	Position(s) with the Manager	Principal Occupation
BARRY WELCH .... Massachusetts, U.S.A.	President and Chief Executive Officer	President and Chief Executive Officer of the Manager
MARK BYSKOV[(1)] .... Massachusetts, U.S.A.	Chief Financial Officer and Corporate Secretary	Chief Financial Officer and Corporate Secretary of the Manager
STEVEN CHWIEKO .... Massachusetts, U.S.A.	Managing Director, Asset Management & Acquisitions	Managing Director, Asset Management & Acquisitions of the Manager

(1) Mark Byskov has informed the Corporation that for personal reasons he will be resigning. A new Chief Financial Officer, Patrick Welch (unrelated to Barry Welch) will commence his duties on May 31, 2006. Mr. Byskov has committed to remain in his position through June 30, 2006 to help affect an orderly transition.

The Manager provides management and administrative services to the Corporation and Atlantic Holdings pursuant to the terms of a management agreement entered into between the Manager, Atlantic Holdings and the Corporation in connection with the closing of the Corporation's initial public offering (the "**Management Agreement**"). The Management Agreement has an initial 20-year term (to November 10, 2024) and will be automatically renewed for additional five-year terms unless, at least six months prior to the expiration of the then-current term, a majority of the managers of Atlantic Holdings and the Directors independent of the owners of the retained interest in Atlantic Holdings (the "**Existing Investors**") and the Manager determine that the Management Agreement will not be renewed and notify the Manager accordingly.

Under the terms of the Management Agreement, the Manager provides the following services to Atlantic Holdings: (i) representing Atlantic Holdings' interests in Teton Power Funding, LLC, Epsilon Power Funding, LLC and Umatilla Power Funding, LLC (together, the "**Project Holding Entities**") and their subsidiaries and overseeing the operation of the projects in which the Corporation holds an interest (the "**Projects**"); (ii) assisting in the development, implementation and monitoring of strategic plans; (iii) assisting in developing an annual budget and an annual distributable cash forecast; (iv) assisting with treasury, legal and compliance, financing and risk assessment activities; (v) reviewing the budgets and schedules for major maintenance proposed for the Projects; (vi) assisting in the preparation of financial reports in respect of the Projects and any future projects; (vii) assisting in the negotiation of material agreements; (viii) monitoring compliance with the annual budget and distributable cash forecast; (ix) assisting in and supervising the analysis of potential acquisitions, investments and dispositions; (x) carrying out or supervising the making of acquisitions, dispositions or investments; (xi) retaining accountants, lawyers, consultants, investment bankers and other such professional advisers; and (xii) assisting in the preparation, planning and coordination of meetings of the board of managers of Atlantic Holdings and holders of membership interests in Atlantic Holdings.

Under the Management Agreement, the Manager, if requested by the Corporation, will also provide certain administrative services to the Corporation including: (i) assisting the Corporation in complying with its continuous disclosure obligations under applicable securities legislation; (ii) providing or causing to be provided to holders of securities of the Corporation, all information to which they are entitled under the constating documents of the Corporation and the subordinated note indenture dated November 18, 2004 among the Corporation, certain guarantors and Computershare Trust Company of Canada (the "**Indenture**") and applicable laws; (iii) monitoring compliance of the Corporation with applicable tax laws; (iv) advising on and negotiating any financings by the Corporation; (v) providing for the calculation and distribution of interest payments and other distributions to holders of securities of the Corporation; and (vi) assisting in the preparation, planning and coordination of meetings of the Board of Directors and holders of Common Shares of the Corporation.

Pursuant to the Management Agreement, a number of material actions may not be authorized by the Manager without first obtaining the approval of the managers of Atlantic Holdings or the Board of Directors, as applicable, including: (i) adopting, amending or materially deviating from annual business plans; (ii) taking any action by or on behalf of a Project Holding Entity, any subsidiary of a Project Holding Entity or any limited partnership, corporation or other entity that directly owns the Projects that may have a material impact on the annual distributable cash forecast; (iii) disposing of any material assets; and (iv) raising capital by way of an issuance of securities of Atlantic Holdings or the Corporation. Without the approval of a majority of the managers of Atlantic Holdings who are independent of the Manager and its affiliates, the Manager, on behalf of Atlantic Holdings or the Corporation or a subsidiary or affiliate of Atlantic Holdings or the Corporation, may not (i) enter into any material transaction with the Manager or an affiliate of the Manager; or (ii) amend any existing material terms of the Management Agreement or fees payable thereunder.

In consideration for providing the management and administrative services under the Management Agreement, the Manager receives: (i) an annual management fee; (ii) payments representing cost reimbursement; and (iii) an incentive fee. The annual management fee for 2006 will be US$330,000 (a portion of which is paid by the Corporation), subject to adjustment for any future acquisitions or investments on the basis that the annual fee will increase by an amount agreed between the Manager and Atlantic Holdings, as approved by the managers of Atlantic Holdings who are independent of the Existing Investors and the Manager, taking into consideration the increased service levels required and the resource requirements imposed as a result of or created by such acquisition or investment. The annual fee is subject to adjustment for inflation and is payable monthly in advance. The Manager is entitled to be reimbursed for all out-of-pocket costs and expenses reasonably incurred by the Manager or its affiliates in carrying out the management and administrative services including reasonable allocations for charges incurred by the Manager for services provided by ArcLight pursuant to the Management Support Agreement (as defined below) and for any other services provided by affiliates of the Manager (which charges will be reimbursed on a cost recovery basis). The allocations for such charges are subject to the approval by the managers of Atlantic Holdings who are independent of the Existing Investors and the Manager, by way of either annual budget approval or specific authorization. For the year ended December 31, 2005, Atlantic Holdings and the Corporation paid to the Manager a total of approximately US$2,852,000 which included the annual management fee, cost reimbursement for expenses incurred by the Manager and its other reasonable out-of-pocket costs and expenses incurred in connection with its duties under the Management Agreement (including amounts paid to ArcLight for services provided to the Manager by employees of ArcLight).

The Manager is also entitled to an annual incentive fee equal to 25% of the product obtained by multiplying (i) the excess of the actual cash distributions per IPS (or, following the redemption, repurchase or maturity of all of the 11% subordinated notes of the Corporation issued in accordance with the Indenture or separation of all of the IPSs, per Common Share) in each calendar year over C$1.00 per IPS (or C$0.3657 per Common Share, as applicable), by (ii) the weighted average number of IPSs, Common Shares not represented by IPSs and membership interests held by the Existing Investors outstanding for the relevant calendar year or part thereof, subject to customary anti-dilution provisions. For the fiscal period ended December 31, 2005, an incentive fee of $136,000 was paid to the Manager.

Atlantic Holdings and the Corporation have the right to terminate the Management Agreement in circumstances of: (i) bankruptcy, insolvency or receivership of the Manager; (ii) fraud, wilful default or gross negligence committed by the Manager; or (iii) default by the Manager in the performance of a material obligation under the Management Agreement, if (1) such default is not caused by a *force majeure* event, and (2) such default is not cured within 60 days of written notice being given by Atlantic Holdings to the Manager of the default or if such default is not reasonably capable of being cured within 60 days, the Manager has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days. The Manager will have the right to terminate the Management Agreement earlier (i) in the event of (1) the bankruptcy, insolvency or receivership of Atlantic Holdings or the Corporation, or (2) a default by Atlantic Holdings or the Corporation in the performance of a material obligation under the Management Agreement (other than as a result of the occurrence of a *force majeure* event) which is not remedied within 60 days after notice thereof has been delivered, or if such default is not reasonably capable of being cured within 60 days, or Atlantic Holdings or the Corporation has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days; or (ii) upon 90 days' prior written notice to Atlantic Holdings or the Corporation.

Atlantic Holdings or the Corporation may terminate the Management Agreement upon 90 days' prior written notice if: (i) while APM owns the Manager, ArcLight should cease to be the manager of the members of APM; or (ii) APM sells the Manager and ArcLight ceases to have a significant influence over the operation of the Manager, without, in either case, the prior written consent of the managers of Atlantic Holdings and the Directors who are independent of the Existing Investors and the Manager, which consents shall not be unreasonably withheld.

The Manager may delegate certain aspects of its responsibilities under the Management Agreement, but no such delegation will relieve the Manager of its obligations thereunder. The Manager may, with the approval of the Directors and the managers of Atlantic Holdings who are independent of the Existing Investors and the Manager, contract with affiliates to provide services to the Corporation and Atlantic Holdings not otherwise provided for in the Management Agreement, such as advisory and investment banking services.

The Manager and any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager shall be indemnified and saved harmless by Atlantic Holdings and the Corporation from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including

judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against the Manager and any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager, in any way arising from or related in any manner to the Management Agreement, unless such claims arise from the fraud, wilful default or gross negligence of the Manager or any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager. The Manager and its affiliates and associates may rely on information provided by Atlantic Holdings, the Corporation or any employee or agent thereof unless it has actual notice that such information is inaccurate.

On the closing of the Corporation's initial public offering, the Manager and ArcLight entered into a management support agreement (the "**Management Support Agreement**") which provides that certain ArcLight employees will be available to provide administrative and office support services to the Manager and that ArcLight employees may be seconded to the Manager from time to time as appropriate to enable the Manager to fulfill its responsibilities under the Management Agreement. Services and resources provided by ArcLight under the Management Support Agreement will be provided to the Manager on a cost recovery basis. The Management Support Agreement requires ArcLight and its affiliates to give the Manager the opportunity to pursue, on behalf of the Corporation and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for Fund I, Fund II or other investment funds managed by ArcLight or its affiliates or that do fit within such investment guidelines but which such investment funds determine not to pursue.

EXECUTIVE COMPENSATION

Under applicable securities legislation, the Corporation is required to disclose certain financial and other information relating to the compensation of its Chief Executive Officer, Chief Financial Officer and the Corporation's three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer). The Corporation, however, does not have executive officers; rather the executive officers of the Manager are responsible for the management of the business of the Corporation. The following table sets forth a summary of salary and other annual compensation earned by the individuals who were, during the year ended December 31, 2005, the Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers of the Manager (the "**Named Executive Officers**") during the periods ended December 31, 2005 and December 31, 2004.

Name and Principal Position	Fiscal Year Ended December 31,	Annual Compensation	
		Salary (US$)	Bonus (US$)
BARRY WELCH President and Chief Executive Officer, Atlantic Power Management, LLC	2005 2004[(1)]	500,000 142,308	300,000 -
MARK BYSKOV Chief Financial Officer and Corporate Secretary, Atlantic Power Management, LLC	2005 2004[(2)]	224,167 12,552	130,000 20,000
STEVEN CHWIECKO Managing Director, Asset Management & Acquisitions, Atlantic Power Management, LLC	2005[(3)]	126,878	115,000

(1) Mr. Welch commenced his duties as President and CEO on September 20, 2004.

(2) Mr. Byskov commenced his duties as CFO on December 13, 2004.

(3) Mr. Chwiecko commenced his duties as Managing Director, Management & Acquisitions on May 19, 2005.

IPS PERFORMANCE GRAPH

The following graph compares the total cumulative return to IPS Holders for $100 invested in IPSs (assuming the reinvestment of distributions) with the total cumulative return of the S&P/TSX Composite Index for the period from the closing of the Corporation's initial public offering on November 18, 2004, when the IPSs were listed for trading on the Toronto Stock Exchange, to December 31, 2005.


Relative Total Return
Atlantic IPO to Present
Relative Performance (%)
160
150
140
130
120
110
100
90
80
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
S&P TSX Composite
Atlantic Power

COMPENSATION OF DIRECTORS

Each Director is entitled to receive an annual retainer of US$20,000 and US$1,500 per meeting attended in person or US$500 per meeting attended by phone. The Chairman of the Board and Audit Committee receive an additional $10,000 per year. Directors are reimbursed for out-of-pocket expenses for attending meetings. The Directors also participate in the insurance and indemnification arrangements described below.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

The Corporation has obtained a directors' and officers' policy of insurance for directors and officers of the Corporation and the managers of Atlantic Holdings that provides an aggregate limit of liability to the insured directors, officers and managers of US$30 million.

The by-laws of the Corporation and the operating agreement for Atlantic Holdings also provide for the indemnification of their respective Directors, managers and officers (if any) from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

For the year ended December 31, 2005, there was no indebtedness of any current or former officers or directors of the Corporation, or the Manager or any of their subsidiaries entered into in connection with a purchase of securities of the Corporation or its subsidiaries or for any other purpose.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Directors, other than the acquisition by Holdings of Epsilon Power Partners, LLC, which owns a 40% interest in Chambers Cogeneration LP, from Fund I as disclosed in the sections entitled "Acquisitions & Dispositions" and "Related Party Transactions" beginning on pages nine and 13, respectively, of the Corporation's management's discussion and analysis ("**MD&A**") for the year ended December 31, 2005, which sections are incorporated by reference in this Information Circular, no insider, Director or proposed nominee for election as a Director, or any associate or affiliate of any such persons, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with the Corporation since the commencement of the Corporation's last financial period. A copy of the MD&A may be found on SEDAR at *www.sedar.com*.

CORPORATE GOVERNANCE DISCLOSURE

While the business and affairs of the Corporation are managed by the Board of Directors, the Corporation has delegated responsibility for managerial and executive oversight and certain administrative services to Atlantic Holdings. Atlantic Holdings and the Corporation have entered into the Management Agreement with the Manager to fulfill these responsibilities. For further discussion, please see "Management and Administration of Atlantic Holdings and the Corporation".

All members of the Board also serve on the board of directors of the Manager (the "Manager Board"). The Board maintains an audit committee.

National Policy 58-201 *Corporate Governance Guidelines* and National Instrument 58-101 *Disclosure of Corporate Governance Practices* set out requirements and best practice standards for effective corporate governance. These rules require all reporting issuers in Canada to disclose their corporate governance practices.

The following describes the Corporation's governance practices with reference to the disclosure requirements set out in the new rules. The corporate governance guidelines replace the previous guidelines of the Toronto Stock Exchange Committee on Corporate Governance in Canada. We are pleased to make the following disclosure regarding our governance practices:

Board of Directors

(a) The independent members of the Board, representing all members of the Board, are Irving Gerstein, Ken Hartwick and John McNeil.

(b) One of the Directors also serves as director on the boards of other reporting issuers (or the equivalent). Mr. Gerstein serves as a director on the boards of Medical Facilities Corporation, Student Transportation of America Ltd. and Economic Investment Trust Limited.

(c) The Board and the Audit Committee, each of the members of which are independent, meet regularly without management present. In the year ended December 31, 2005, the Board and the Audit Committee held five of such meetings. The Audit Committee meets quarterly with the external auditors without management present to discuss matters affecting the conduct of their audit and other corporate matters.

(d) The Chair of the Board, Mr. Gerstein, is an independent director. Mr. Gerstein's responsibilities include establishing, in consultation with the CEO, the Directors and appropriate members of management, the agendas for each meeting of the Board. The agenda for each committee meeting

will be established by the Chair of that committee in consultation with appropriate members of the committee and management.

(e) The following table sets forth the number of Board and committee meetings held and attendance by Directors for the year ended December 31, 2005:

Attendance of Directors

Director	*Board of Directors and Audit Committee Meetings of the Corporation Attended (in person or by telephone)*
Irving Gerstein	19 of 19
Ken Hartwick	19 of 19
John McNeil	19 of 19

It is expected that the Board will meet at least four times each year: three meetings to review quarterly results, and prior to the issuance of the annual audited financial results of the Corporation (and more frequently, if required). The Audit Committee will meet as required by its charter.

Board Mandate

The mandate of the Board of Directors is included as Schedule B to the Information Circular.

Position Descriptions

Position descriptions for the Chair of the Board, the Chair of the Audit Committee and the Chief Executive Officer of the Manager are as follows:

I. **Responsibilities of the Board of Directors Chair:**

(a) the Chair shall be expected to attend and chair meetings of the Board of Directors and securityholders of the Corporation;

(b) the Chair shall be an independent director;

(c) the Chair shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a Director. The Chair shall not have the right or entitlement to bind the Corporation in his or her capacity as Chair;

(d) the Chair shall provide direction with respect to the dates and frequencies of Board meetings and related committee meetings and the Chair shall liaise with the Chief Executive Officer of the Manager to prepare Board meeting agendas;

(e) the Chair shall ensure that the Board understands the boundaries between the Board and management responsibilities; and

(f) the Chair shall ensure that the Board of Directors carries out its responsibilities effectively, which will involve the Board meeting on a regular basis without management present and may involve assigning responsibility for administering the Board's relationship with management to a committee of the Board.

II. Responsibilities of the Audit Committee Chair:

(a) the Chair will provide leadership to the Audit Committee in discharging its mandate as set out in the written charter of the Audit Committee (the "**Charter**"), including by:

(i) promoting a thorough understanding by members of the Audit Committee, management and the Corporation's external auditor of:

(A) the duties and responsibilities of the Audit Committee; and

(B) the relationship between the Audit Committee and each of the Corporation's:

1. management, and

2. external auditor; and

(ii) promoting cohesiveness among members of the Audit Committee.

(b) the Chair shall be the liaison between the Audit Committee and the Corporation's management and external auditor, promoting open and constructive discussions between members of the Audit Committee and each of these parties.

(c) the Chair shall promote the proper flow of information to the Audit Committee to keep the Audit Committee fully apprised of all matters which are material to the Corporation at all times.

(d) in connection with meetings of the Audit Committee, the Chair shall be responsible for:

(i) scheduling meetings of the Audit Committee;

(ii) organizing and presenting the agenda for Audit Committee meetings such that:

(A) all of the responsibilities assigned to the Audit Committee under the terms of the Charter are discharged on a timely and diligent basis, and

(B) members of the Audit Committee have input into the agendas;

(iii) monitoring the adequacy of materials provided to the Audit Committee by management in connection with the Audit Committee's deliberations;

(iv) ensuring that members of the Audit Committee have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Audit Committee;

(v) presiding over meetings of the Audit Committee; and

(vi) presiding over *in camera* meetings of the Audit Committee.

(e) the Chair shall report to the Board of Directors on the activities of the Audit Committee as contemplated in the Charter.

(f) on an annual basis, the Chair shall lead the Audit Committee in the process established by the Board for reviewing the performance of the Audit Committee.

(g) under the direction of the Chair, the Audit Committee shall review and assess the adequacy of the Charter of the Audit Committee annually and recommend to the Board any changes it deems appropriate.

(h) the Chair shall perform such other functions:

   (i) as may be ancillary to the duties and responsibilities described above; and

   (ii) as may be delegated to the Chair by the Audit Committee or the Board from time to time.

III. Responsibilities of the Chief Executive Officer of the Manager:

(a) the Chief Executive Officer of the Manager shall have responsibility for the day-to-day operation of the business of the Corporation in accordance with the Corporation's strategic plan and operating and capital expenditure budgets as previously approved by the Board.

(b) specific responsibilities:

   (i) to initiate the strategic planning process for the Corporation and to recommend to the Board goals for the Corporation's business and, when approved by the Board, to implement the corresponding strategic, operational and profit plans;

   (ii) to report to, and meet regularly and as required with, the Board and all formally appointed committees of the Board to review Board and committee issues and provide to the Board or the relevant committee all information and access to management necessary to permit the Board or the relevant committee to fulfil its statutory and other legal obligations on a timely basis;

   (iii) to direct and monitor the activities of the Corporation to achieve agreed-upon targets;

   (iv) to develop and implement risk management policies to safeguard the assets of the Corporation;

   (v) to develop and implement operations policies to guide the Corporation;

   (vi) to develop and recommend top level organizational structure and staffing to the Board and to direct the implementation of the Board's decisions in this regard;

   (vii) to assist in the development of Board policies regarding the Corporation's public disclosures, and to manage and oversee the Corporation's communications with holders of IPSs, the investment community, media, governments and their agencies, employees and the general public;

   (viii) to develop and seek the Board's concurrence for plans for management development and succession in all key positions and then to implement such plans;

   (ix) to review the financial reporting and public disclosure of the Corporation, to satisfy himself concerning the processes followed in their preparation and to provide the certifications required under applicable securities laws concerning such reporting and disclosure;

   (x) to encourage and promote a culture of ethical business conduct;

(xi) to perform other duties as are regularly and customarily performed by a chief executive officer of a reporting issuer; and

(xii) to assume such other appropriate responsibilities as are delegated to him or her by the Board.

(c) the Chief Executive Officer will ensure the delivery of information to Directors on a timely basis to keep the Directors fully apprised of all matters that are material to Directors at all times.

(d) the Chief Executive Officer will coordinate with the Chair of the Board to ensure that information requested by any Director is provided and meets the needs of that Director.

Orientation and Continuing Education

The Manager, working with the Directors will provide orientation opportunities for new directors to familiarize them with the Corporation and its business. All new Directors will participate in an active orientation operational program soon after the date on which a new director first joins the Board. To date, all of the Directors have visited power projects of the Corporation to obtain an understanding of the operations of the Corporation. All of the Directors have also attended the Corporation's headquarters in Boston for a visit with staff and a tour of that office's operations. In addition to operational orientation, management has scheduled periodic presentations for the Board to ensure they are aware of major business trends and industry practices as and when required.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics for the Corporation (the "**Code**"), which sets out basic principles to guide all directors, managers, officers and employees of the Corporation and of the Manager and their subsidiaries. The issues the Code addresses include, among other things, the following:

(a) compliance with laws, rules and regulations;

(b) conflicts of interest;

(c) confidentiality;

(d) corporate opportunities;

(e) protection and proper use of Atlantic Power Entity (as defined in the Code) assets;

(f) competition and fair dealing;

(g) gifts and entertainment; and

(h) reporting of any illegal or unethical behaviour.

To ensure the Directors exercise independent judgement, in considering transactions, agreements or decisions in respect of which a Director, a director of Atlantic Holdings or officer has declared a material personal interest (in accordance with relevant corporate law requirements), the Board follows a practice whereby any such individual must not cast a vote on any such matter.

The senior officers of the Manager are responsible for monitoring compliance with the Code and report to the Board on any issues that have arisen under the Code. The Corporation's Whistleblower Policy is administered by the Chair of the Audit Committee. Any person may report complaints or concerns directly to the Chair of the Audit Committee. The Whistleblower Policy requires that such complaints or concerns will be kept confidential to the fullest extent possible.

Under the Code, any waivers from the requirements in the Code that are to be granted for the benefit of the Directors, or senior officers of the Manager are to be granted by the Directors only (or a committee of the Board to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation.

At least annually, the Board reviews the adequacy of the Code.

The Code is available on the Corporation's website at *atlanticpowercorporation.com.*

Nomination of Directors

In lieu of corporate governance and nominating committees, the Board of Directors is responsible for identifying and nominating individuals qualified to become members of the Board and the board of directors/managers of the Corporation's subsidiaries and their various committees in the context of the Corporation's needs and any formal criteria established by the Board. The Board has the authority to retain and compensate any outside advisor that it determines to be necessary to permit it to carry out its business. On an annual basis, the Board:

- assesses the independence and qualifications of the various members of the Board and the boards of directors/managers of the Corporation's subsidiaries and their various committees;
- assesses the effectiveness of the Board and the boards of directors/managers of the Corporation's subsidiaries and their committees and the contribution of each director and manager; and
- reviews the competencies, skills and personal qualities required of Directors in light of relevant factors, including the objective of adding value to the Corporation in light of the opportunities and risks facing the Corporation and its proposed strategies.

The Board of Directors is responsible for selecting the nominees for election to the Board of Directors and for appointing directors to fill vacancies. The Board of Directors makes determinations as to whether a nominee or appointee would be independent.

Compensation

During the year ended December 31, 2005, a compensation consultant was retained to assist the Board in reviewing compensation for the executive officers of the Manager. The consultant is Mercer Human Resource Consulting. The mandate for the consultant was to: (i) perform a benchmarking review and assessment of the compensation of the employees of the Manager as it compares to that of similar positions within relevant industry segments; (ii) assess the appropriateness and desirability of implementing an LTIP to further align the interests of employees of the Manager with those of the Corporation and holders of IPSs, and to adequately assist with attracting and retaining qualified employees in the relevant U.S. executive labour pool; and (iii) if the LTIP is deemed appropriate, to make recommendations for its design, as well as any other recommendations regarding other elements of compensation.

The Board has no other committees other than the Audit Committee.

Assessments

In lieu of corporate governance and nominating committees, the Board of Directors conducts, at least annually, a self-evaluation of its powers, mandate, performance and membership that will be discussed with the Board of Directors after the end of each fiscal year. This evaluation focuses on the contribution of the Board of Directors to the Corporation and specifically focuses on areas in which directors and management believe that the contribution of the Board of Directors could be improved. Each committee of the Board is also reviewed by the Board, at least annually.

OTHER BUSINESS

The Directors are not aware of any matters intended to come before the Meeting other than those items of business set forth in the attached Notice of Meeting accompanying this Information Circular. If any other matters properly

come before the Meeting, it is the intention of the persons named in the Form of Proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis of the Corporation's financial condition and results of operations ("**MD&A**") for the year ended December 31, 2005. Copies of the Corporation's financial statements for the year ended December 31, 2005, together with the auditors' report thereon and MD&A, AIF (together with any document incorporated therein by reference) and this Information Circular are available upon written request from the Corporate Secretary of the Manager, 200 Clarendon Street, 55th Floor, Boston, Massachusetts, 02117. The Corporation may require payment of a reasonable charge if the request is made by a person who is not a Shareholder. These documents and additional information relating to the Corporation may also be found at www.sedar.com and on the Corporation's website at *www.atlanticpowercorporation.com.*

APPROVAL OF DIRECTORS

The contents and the sending of this Information Circular to the Shareholders have been approved by the Board of Directors.

By Order of the Board of Directors

Dated: May 10, 2006

"*Irving Gerstein*"

Chair of the Board of Directors
Atlantic Power Corporation

SCHEDULE A

RESOLUTION OF THE SHAREHOLDERS OF ATLANTIC POWER CORPORATION

BE IT RESOLVED:

As an ordinary resolution of Shareholders, that:

1. a Long Term Incentive Plan to be implemented by Atlantic Power Holdings, LLC, as described in the Corporation's management information circular and approved by the Board, is hereby authorized and approved;

2. notwithstanding that this resolution has been passed, the Board may, without further notice to or approval of Shareholders, revoke this resolution at any time prior to the adoption of the long term incentive plan by the Corporation; and

3. any director or officer of the Manager is hereby authorized and direct to do and perform such acts and things and execute, deliver and file all such documents as they determine necessary, convenient or proper to carry out the purpose or intent of the foregoing resolution, such determination to be conclusively evidence by the doing of such acts or things and delivery, filing or execution of such document.

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors of Atlantic Power Corporation (the "**Issuer**").

Composition

The board of directors shall be constituted with a majority of individuals who qualify as "independent directors" as defined in Multilateral Instrument 52-110 – Audit Committees.[1]

Responsibilities of the Board of Directors

The board of directors is responsible for the stewardship of the Issuer and in that regard shall be specifically responsible for:

(i) adopting a strategic planning process and approving, on at least an annual basis, a budget, and evaluating and discussing a strategic plan for the upcoming year which takes into account, among other things, the opportunities and risks of the Issuer's business and investments;

(ii) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and senior officers of Atlantic Power Management, LLC (the "**Manager**") and that such officers create a culture of integrity throughout the organization;

(iii) the identification of the principal risks of the Issuer's business and ensuring the implementation of appropriate systems to manage these risks;

(iv) ensuring that the Issuer complies with all applicable laws and legal requirements;

(v) succession planning;

(vi) adopting a communication policy which enables the Issuer to communicate effectively and addresses how the Issuer interacts with all of its stakeholders, including analysts and the public, contains measures for the Issuer to avoid selective disclosure and is reviewed at such intervals or times as the board deems appropriate;

(vii) ensuring the integrity of the Issuer's internal control and management information systems;

(viii) establishing and maintaining a standing audit committee of the board of directors (the "**Audit Committee**");

(ix) reviewing and reassessing the adequacy of the terms of reference of the Audit Committee at such intervals or times as the board deems appropriate;

(x) receiving recommendations of the Audit Committee respecting, and reviewing and approving, the audited, interim and any other publicly announced financial information of the Issuer;

(xi) developing the Issuer's approach to governance, including developing a set of governance principles and guidelines that are specifically applicable to the Issuer;[2]

---

[1] See Appendix C.

[2] See Appendix B.

(xii) implementing a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors;

(xiii) implementing a process for examining the size of the board of directors and undertaking, where appropriate, a program to establish a board size which facilitates effective decision-making;

(xiv) implementing a process for reviewing the adequacy and form of compensation of directors and ensuring that compensation realistically reflects the responsibilities and risk involved in being a director;

(xv) meeting regularly with management to receive reports respecting the performance of the Issuer, new and proposed initiatives, the Issuer's business and investments, management concerns and any areas of concern involving the Issuer; and

(xvi) meeting regularly without management.

While the board of directors is called upon to "manage" the business and affairs of the Issuer, the Issuer has delegated responsibility for managerial and executive oversight and certain administrative services to Atlantic Power Holdings, LLC ("**Atlantic Holdings**"). Atlantic Holdings and the Issuer have entered into a management agreement with the Manager to fulfil these responsibilities. The board of directors is responsible for the on-going strategic planning process of the Issuer, approves the goals of the business and the strategies and policies within which it is managed, and then steps back and evaluates the Manager's performance. Reciprocally, the Manager keeps the board of directors fully informed of the progress of the Issuer and its subsidiaries towards the achievement of their established goals and of all material deviations from the goals or objectives and policies established by the board of directors in a timely and candid manner.

It is recognized that every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of the Issuer. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, directors are expected to carry out their duties in accordance with policies adopted by the board of directors from time to time, the current policy being annexed hereto as Appendix A.

It is expected that the Manager will co-operate in all ways to facilitate compliance by the board of directors with its legal duties by causing the Issuer and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the board of directors that may affect such compliance.

Responsibilities of Chair

The role and responsibilities of the Chair of the board of directors are set out below:

(i) the Chair shall be expected to attend and chair meetings of the board of directors of the Issuer and securityholders of the Issuer;

(ii) the Chair shall be an independent director;

(iii) the Chair shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of the Issuer. The Chair shall not have the right or entitlement to bind the Issuer in his or her capacity as Chair;

(iv) the Chair shall provide direction with respect to the dates and frequencies of board meetings and related committee meetings and the Chair shall liaise with the Chief Executive Officer of the Manager to prepare board meeting agendas;

(v) the Chair shall ensure that the board understands the boundaries between board and management responsibilities; and

(vi) the Chair shall ensure that the board of directors carries out its responsibilities effectively, which will involve the board meeting on a regular basis without management present and may involve assigning responsibility for administering the board's relationship with management to a committee of the board.

Decisions Requiring Prior Approval of the Board of Directors

Approval of the board of directors shall be required for:

(i) dividends;

(ii) significant acquisitions/dispositions;

(iii) related party transactions;

(iv) the annual budget for the Manager;

(v) the public dissemination of any financial information;

(vi) the issuance or repurchase of securities of the Issuer;

(vii) the terms of reference of committees of the board; and

(viii) any other matter that would give rise to a "material change" to the Issuer.

In considering related party transactions, when appropriate, the board of directors will review a report of an independent financial advisor in making their decision. The foregoing list is intended to specify particular matters requiring board approval and is not intended to be an exhaustive list.

Measures for Receiving Shareholder Feedback

All publicly disseminated materials of the Issuer shall provide for a mechanism for feedback of securityholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the directors on a semi-annual basis or at such other more frequent intervals as they see fit.

Meetings

The board of directors will meet not less than four times per year: three meetings to review quarterly results; and one prior to the issuance of the annual financial results of the Issuer. A quorum for the meetings shall be a majority of the directors then holding office.

From time to time directors may be asked to participate in board retreats, which may last one to three days.

Meeting Guidelines

Directors will be expected to have read and considered the materials sent to them in advance of each meeting, and to be prepared to discuss the matters contained in such materials at the meeting. Administrative matters (eg., bank signing resolutions, etc.), which require a vote, will be batched for voting purposes. Directors will be expected to ask questions relating to batched items in advance of the meeting. The notice of meeting will highlight significant matters to be dealt with at each meeting so that directors can focus on reviewing the related materials. The Manager will be made accessible to directors at board meetings and committee meetings to fulfill their obligations.

Remuneration

Remuneration shall be at a level, which will attract and motivate professional and competent members.

Telephone Board Meetings

A director may participate in a meeting of the directors or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting.

While it is the intent of the board of directors to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called in order for directors to be in a position to better fulfill their legal obligations. Alternatively, management may request the directors to approve certain matters by unanimous consent.

Expectations of Management

The Manager shall be required to report to the board of directors at the request of the board on the performance of the Issuer, new and proposed initiatives, the Issuer's business and investments, management concerns and any other matter the board or its Chair may deem appropriate. In addition, the board expects the Manager to promptly report to the Chair of the board any significant developments, changes, transactions or proposals respecting the Issuer or its subsidiaries.

APPENDIX A

POLICY OF PRACTICES FOR DIRECTORS

Attendance at Meetings

Each director is expected to have a very high record of attendance at meetings of the board of directors, and at meetings of each committee on which the director sits. A director is expected to:

(i) advise the Chair as to planned attendance at board and committee meetings shortly after meeting schedules have been distributed;

(ii) advise the Chair as soon as possible after becoming aware that he or she will not be able to attend a meeting; and

(iii) attend a meeting by conference telephone if unable to attend in person.

Preparation for Meetings

Directors are expected to carefully review and consider the materials distributed in advance of a meeting of the board of directors or a committee of the board of directors. Directors are also encouraged to contact the Chair, the Chief Executive Officer of the Manager and any other appropriate officers to ask questions and discuss agenda items prior to meetings.

Conduct at Meetings

Directors are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a director should:

(i) be candid and forthright;

(ii) not be reluctant to express views contrary to those of the majority;

(iii) be concise and, in most circumstances, respect the time constraints of a meeting; and

(iv) be courteous to and respectful of other directors and guests in attendance.

Knowledge of the Issuer's Business

Directors are expected to be knowledgeable with respect to the various fields and divisions of business of the Issuer. Although the Manager has a duty to keep the board of directors informed about developments in the Issuer's business, directors have a primary duty of care and diligence, which includes a duty of inquiry. Directors should:

- ask questions of the Manager and other directors/managers, at meetings and otherwise, to increase their knowledge of the business of the Issuer;
- familiarize themselves with the risks and challenges facing the business of the Issuer;
- read all internal memoranda and other documents circulated to the directors, and all reports and other documents issued by the Issuer for external purposes;
- insist on receiving adequate information from the Manager with respect to a proposal before board approval is requested;

- familiarize themselves with the Issuer's competitors by, among other things, reading relevant news, magazine and trade journal articles; and

- familiarize themselves with the legal and regulatory framework within which the Issuer carries on its business.

Personal Conduct

Directors are expected to:

(i) exhibit high standards of personal integrity, honesty and loyalty to the Issuer;

(ii) project a positive image of the Issuer to news media, the financial community, governments and their agencies, securityholders and employees;

(iii) be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the board; and

(iv) disclose any potential conflict of interest that may arise with the business or affairs of the Issuer and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

Independent Advice

In discharging its mandate the board shall have the authority to retain (and authorize the payment by the Issuer of) and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

APPENDIX B

CORPORATE GOVERNANCE AND NOMINATING RESPONSIBILITIES

The Proposed Policy recommends the appointment of corporate governance and nominating committees. In lieu of such committees, the board of directors will directly assume responsibility for corporate governance and the nomination of directors and in that regard shall have the responsibilities set forth below.

Governance Responsibilities:

- To assess the independence and qualifications of the various members of the board of directors and the boards of directors/managers of the Issuer's subsidiaries and their various committees.
- To ensure that programs relating to succession planning and performance evaluation are effectively integrated with the Issuer's strategy.
- To review the composition of the various committees of the board of directors and the boards of directors/managers of the Issuer's subsidiaries.
- To monitor the quality of the relationship between the Manager and the board of directors and applicable boards of directors/managers of the Issuer's subsidiaries and to recommend improvements.
- To review and respond to requests by individual directors or managers to engage outside advisors.
- To assess the need, and to coordinate a program, for continuing education for members of the board.
- To assess the effectiveness of the board of directors and the boards of directors/managers of the Issuer's subsidiaries and their committees and the contribution of each director and manager.
- To annually review organizational structure and succession planning matters.
- To report on governance as required by public disclosure requirements.
- To review and ensure compliance of the Issuer with its internal governance guidelines.
- To review from time to time the governance practices of the Issuer and its subsidiaries, and their respective boards and committees, to determine compliance with rules and policies of regulatory authorities governing the Issuer.
- At least annually, to review the adequacy of the corporate governance guidelines of the Issuer and its subsidiaries.
- To determine and monitor the Issuer's and its subsidiaries' categorical standards for director and manager independence.
- At least annually, to audit the practices of the board of directors (including separate meetings of non-management directors) to ensure compliance with the governance guidelines of the Issuer.
- At least annually, to review the powers, mandates and performance, and the membership of the various committees of the board of directors and the boards of directors/managers of the Issuer's subsidiaries.
- To undertake such other initiatives as are needed to help the board of directors and the boards of directors/managers of the Issuer's subsidiaries deliver exemplary governance.

Nominating Responsibilities

- To review annually the competencies, skills and personal qualities required of board members in light of relevant factors, including: the objective of adding value to the Issuer in light of the opportunities and risks facing the Issuer and the Issuer's proposed strategies; the need to ensure, to the greatest extent possible, that a majority of the board is comprised of individuals who meet the independence requirements of the applicable stock exchange rules, legislation or other guidelines; and the policies of the board with respect to board member tenure, retirement and succession and board member commitments.

- To establish and oversee an appropriate orientation and education program for new board members in order to familiarize them with the Issuer and the nature and operation of the Issuer's business (including the Issuer's reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies, management and the external auditors), the role of the board and its committees, as well as the contribution individual directors are expected to make.

- To actively seek individuals qualified (in context of the Issuer's needs and any formal criteria established by the board) to become members of the board.

- To review the membership and allocation of board members to the various committees of the board.

- To establish procedures for the receipt of comments from all board members to be included in an annual assessment of the board's performance, including individual contributions.

- To appoint and, if appropriate, terminate any search firm to be used to identify board candidates.

APPENDIX C

DEFINITIONS

"**independent director**" means a director who has no direct or indirect material relationship with the Issuer.[3]

"**material relationship**" means a relationship, which could, in the view of the board of directors of the Issuer, be reasonably expected to interfere with the exercise of a member's independent judgement. Without limiting the generality of the foregoing, the following individuals are considered to have a material relationship with the Issuer:[4]

(a) an individual who is, or has been within the last three years, an employee or executive officer[5] of the Issuer;

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the Issuer;

(c) an individual who:

  (i) is a partner[6] of a firm that is the Issuer's internal or external auditor,

  (ii) is an employee of that firm, or

  (iii) was within the last three years a partner or employee of that firm and personally worked on the Issuer's audit within that time;

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

  (i) is a partner of a firm that is the Issuer's internal or external auditor,

  (ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

  (iii) was within the last three years a partner or employee of that firm and personally worked on the Issuer's audit within that time;

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[3] For the purpose of the definitions of "independent director" and "material relationship" in this Appendix, "Issuer" includes a subsidiary entity of the Issuer and a parent of the Issuer, as applicable. This definition is based on proposed amendments to the Audit Committee Rule (the "**Proposed Amendments**"). Comments on the Proposed Amendments have been requested by January 27, 2005. We do not anticipate that the final amendments to the Audit Committee Rule will be any more rigorous than the Proposed Amendments.

[4] An individual will not be considered to have a material relationship with the Issuer solely because he or she had a relationship identified in this definition if that relationship ended before March 30, 2004. An individual will not be considered to have a material relationship with the Issuer solely because the individual or his or her immediate family member has previously acted as an interim chief executive officer of the Issuer or acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Issuer on a part-time basis.

[5] An "executive officer" includes any individual who performs a policy-making function in respect of the entity.

[6] A partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Issuer's current executive officers serves or served at that same time on the entity's compensation committee; and

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the Issuer received, more than $75,000 in direct compensation[7] from the Issuer during any 12 month period within the last three years.[8]

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[7] Direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the Issuer; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.

[8] An individual who: (a) has a relationship with the Issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Issuer or any subsidiary entity of the Issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (b) is an affiliated entity of the Issuer or any of its subsidiary entities, is considered to have a material relationship with the Issuer. The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by: (a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Issuer or any subsidiary entity of the Issuer. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

May 16, 2006

Atlantic Power Corporation Announces May 2006 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of May 2006. A distribution of $0.0859 per Income Participating Security ("IPS") will be payable on June 30, 2006 to holders of record at the close of business on May 31, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0859 reflects a cash dividend per common share of $0.0330 and an interest payment of $0.0529 for the month of May 2006.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: ATLANTIC POWER CORPORATION

TSX SYMBOL: ATP.UN

May 11, 2006

Atlantic Power Corporation Announces First Quarter 2006 Results
Also Announces Appointment of New Chief Financial Officer

BOSTON MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its results for the three months ended March 31, 2006. All amounts are in US dollars unless otherwise indicated.

Q1 2006 Highlights:

- **Cash available for distributions increased 34%**
- **Enhanced operating performance and cash flow at existing facilities**

"Following a very strong 2005, progress continued into the first quarter of the new year as we maintained our focus on maximizing returns from our assets," commented Barry Welch, President and CEO.

For the three months ended March 31, 2006 Cash Flow Available for Distribution was $10.2 million (Cdn $0.27 per IPS) compared to $7.4 million (Cdn$0.24 per IPS) last year. Distributions declared in the quarter were $10.0 million (Cdn $0.26 per IPS), and the payout ratio improved to 97.1%, versus 102% in last year's first quarter. The Company generated project revenue of $55.1 million and project income of $12.2 million in the first quarter of 2006. Net income for the three months ended March 31, 2006 was $3.3 million or $0.07 (Cdn $0.09) per IPS.

Aggregate EBITDA at the Projects, including those that are equity accounted for, increased 3% during the first quarter of 2006 compared to the prior year period. The increase is primarily due to improved operating margin at the Lake project and ownership in the Chambers project, partially offset by a full quarter without Masspower results following its sale last quarter, lower EBITDA from Pasco due to an outage this quarter, anticipated lower results from Rumford based on its transition from the previous contract to its current interim agreement, and the negative effect of volatile natural gas and oil prices on Selkirk. The Calculation of Cash Flow Available for Distribution and a breakdown of unaudited EBITDA by individual project for the three months ended March 31, 2006 is attached.

"We were pleased with our performance in the first quarter. Aggregate generation was up over 20% in the period mostly due to Chambers and plant availability was up modestly at 97.8%, with a 3% increase in EBITDA at the project level," Mr. Welch concluded.

Atlantic Power also announced today that Mr. Patrick Welch will be joining the Company as Chief Financial Officer effective May 31, 2006. Mr. Welch, who is not related to Barry Welch, has an extensive background in the energy and independent power industries obtained through his most recent positions with Duke Energy Field Services, LP and DCP Midstream Partners, LP headquartered in Denver, Colorado and previously with Dynegy Inc. and PricewaterhouseCoopers LLP in Houston, Texas.

The Company's financial statements for the period and Management's Discussion and Analysis, are available on the Company's web site at www.atlanticpowercorporation.com or www.sedar.com.

Atlantic Power Corporation owns interests in a diversified portfolio of fifteen power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the projects and the anticipated financial results of the Company. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions.

Cash Flow Available for Distribution is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities to Cash Flow Available for Distributions is set out in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

EBITDA, earnings before interest, taxes, depreciation and amortization, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

For further information please contact:
Atlantic Power Corporation
Barry Welch, President and CEO
(617) 531-6379
info@atlanticpowercorporation.com

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

(In thousands of U.S. dollars)

	Three months ended March 31, 2006	2005
	(Unaudited)	
Cash flows from operating activities	8,027	4,557
Project level debt repayment	(4,037)	(1,496)
Interest IPS portion of subordinated notes	6,127	4,753
Income tax installments recoverable	548	-
Purchase of property, plant and equipment	(422)	(464)
Cash flow available for distribution, USD	10,243	7,350
Cash flow available for distribution, CAD	**11,938**	**8,863**
Interest on IPS subordinated notes	6,127	4,753
Dividends on IPS common shares	3,824	2,742
Total IPS distributions, USD	9,951	7,495
Total IPS distributions, CAD	**11,421**	**9,203**
Cash flow available for distribution per IPS, CAD	**0.27**	**0.24**
Total distribution per IPS, CAD	**0.26**	**0.25**

PROJECT EBITDA

(In thousands of U.S. dollars)	Three months ended March 31, 2006	2005
	(Unaudited)	
EBITDA from consolidated and proportior ately consolidated projects		
Badger	1,449	1,528
Chambers	5,976	-
Koma Kulshan	28	115
Lake	7,792	5,418
Mid-Georgia	306	713
Onondaga	1,300	765
Orlando	2,090	2,707
Pasco	1,532	3,014
Stockton	866	682
Topsham	415	830
Other	165	(222)
Total EBITDA from consolidated and propor ionately consolidated projects	21,919	15,550
Amortization	10,477	7,442
Interest expense, net	3,587	1,859
Other income	(2,499)	-
Earnings from consolidated and proportionatc ly consolidated projects	10,354	6,249
EBITDA from equity projects		
Delta Person	525	590
Gregory	958	1,125
JPPC	1,008	955
Masspower	-	2,716
Rumford	843	1,795
Selkirk	3,165	4,992
Other	(47)	(98)
Total EBITDA from equity projects	6,452	12,075
Amortization	2,993	3,361
Interest expense, net	1,404	2,084
Income tax	220	191
Equity earnings, net	1,835	6,439
Project income		
Total EBITDA from all projects	28,371	27,625
Amortization	13,470	10,803
Interest expense, net	4,991	3,943
Other income	(2,499)	-
Income tax	220	191
Project income	12,189	12,688
Earnings from consolidated and proportionat :ly consolidated projects	10,354	6,249
Equity earnings, net	1,835	6,439
Project income	12,189	12,688

Form 52-109F2 - Certification of Interim Filings

I, Barry Welch, Chief Executive Officer of Atlantic Power Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 11, 2006

"Barry Welch"

Name: Barry Welch
Title: Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Mark Byskov, Chief Financial Officer of Atlantic Power Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 11, 2006

"Mark Byskov"

Name: Mark Byskov
Title: Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis ("MD&A") of financial condition and results of operations should be read in conjunction with the unaudited financial statements of Atlantic Power Corporation ("Atlantic Power" or the "Company") for the three month period ended March 31, 2006. All amounts described in the management discussion and analysis of financial condition and results of operations are in thousands of U.S. dollars, unless otherwise stated. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This management discussion and analysis of financial condition and results of operation also contains forward looking statements, which are subject to a variety of factors. When used in this MD&A, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the projects. Such statements are subject to a variety of risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions and other factors that could cause actual results to differ materially from those contemplated by these statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". Information contained in this management discussion and analysis is based on information available to management as of May 11, 2006.

Copies of financial data and other publicly filed documents are available through the internet on SEDAR at www.sedar.com under Atlantic Power Corporation.

OVERVIEW

The Company currently has 44,339,500 income participating securities ("IPSs") outstanding and owns 70.1% of the common membership interests and all of the outstanding Class A preferred membership interests in Atlantic Power Holdings, LLC ("Holdings"). Holdings was formed initially to acquire indirect interests in a diversified portfolio of power generating facilities (the "Projects") located primarily in major markets in the United States from ArcLight Energy Partners Funds I and II (the "ArcLight Funds") and Caithness Energy (together, the "Existing Investors"). Each IPS represents one common share of the Company ("Common Shares") and Cdn. $5.767 aggregate principal amount of 11% subordinated notes of the Company ("Subordinated Notes").

As of March 31, 2006, Holdings owned interests in fourteen projects in the United States and one in Jamaica with a combined total power generating capacity of 2,156 megawatts ("MW"). Holdings' interest in the Projects represented approximately 860 MW of power generating capacity as of March 31, 2006. Most of the Projects sell their power under long term power purchase agreements ("PPAs") to investment grade utilities. These agreements are typically structured to stabilize cash flows by 1) providing significant steady capacity payments generally designed to provide a return of and on capital and fixed costs regardless of how much electricity it is called upon to produce, provided that the plant meets an availability requirement and 2) passing through most of the Projects' fuel costs to the utilities. As a result, effects on the portfolio's cash flow based on changes in the amount of power generated, spot market electricity prices and fuel price changes are significantly mitigated.

The Company's objectives are to maintain the stability and sustainability of cash distributions to holders of IPSs in the form of interest payments on Subordinated Notes and dividends on Common Shares, and to increase, when prudent, dividends on the Common Shares. To achieve these objectives, Company management, working directly with project managers, focuses on enhancing the operation of

the existing Projects by improving facility performance, increasing output, optimizing contracts and hedging cash flows when practicable. In addition, the Company has a focused growth strategy that includes the consolidation of interests in Projects that it currently owns and making accretive acquisitions with a primary focus on power generating facilities in the United States.

NON-GAAP FINANCIAL MEASURES

Cash Flow Available for Distribution is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distribution is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities from the Company's financial statements to Cash Flow Available for Distribution is set out in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate unaudited EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

The Company commenced operations on November 18, 2004 upon completion of its IPO and the acquisition of interests in fifteen non-utility power projects. The financial results for the three months ended March 31, 2006 include the contribution from the 40% interest in the Chambers project, acquired on September 8, 2005, while the comparative financial results for the period ended March 31, 2005 included the operating contribution from Masspower. As of March 31, 2006, the Company had PPAs with 16 customers. Details on several elements of the PPAs for each Project are presented in the table in the Project Portfolio section below.

Project Income is the primary determinant of the Company's operating results and is discussed in the Project Performance sections below. Within Administrative and Other Expenses, the cash items are expected to be relatively steady, including management fees and administration, net interest (principally interest on Subordinated Notes and revolving credit facility) and distributions to the non-controlling interest (29.9% of Holdings owned by Existing Investors at March 31, 2006, 41.9% at March 31, 2005). Significant non-cash items subject to potentially significant fluctuations include the change in fair value of the non-controlling investors, which is based on the change in price in the Company's IPSs from period to period, and the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange changes from period to period on the U.S equivalent of the Company's Canadian dollar denominated debt and the mark-to-market value of currency forward contracts.

Net Income for the three months ended March 31, 2006 was negatively impacted by increased amortization and positively impacted by the inclusion of Chambers for the full quarter.

SUPPLEMENTARTY FINANCIAL INFORMATION

Appended to this MD&A is an unaudited non-GAAP supplementary information of the first quarter 2006 summary income statement and balance sheet information into the categories of 1) Consolidated and proportionately consolidated, 2) Proportionate share of equity investments, and 3) Corporate. In addition, there is a reconciliation of Project EBITDA to project distributions, showing project interest and principal payments, capital expenditures and changes in working capital and other items.

PROJECT PERFORMANCE: THREE MONTH PERIOD ENDING MARCH 31, 2006

Aggregate EBITDA at the Projects, including those that are equity accounted for, increased 3% during the first quarter of 2006 compared to the prior year period. Lake and Pasco operating margins benefited from increasing coal prices, which enhances the projects' revenues more than the increase in their fuel expenses, and the first quarter 2006 also included a full quarter of Chambers ownership, which was acquired in September 2005.

Offsetting these positive contributions was Pasco's increased maintenance costs to repair one of the facility's turbines combined with an accelerated overhaul and upgrade of the same unit. The sale of Masspower in late 2005 removed its contribution to EBITDA from 2006 and Selkirk was negatively impacted by high volatility in gas and power prices in the first quarter of 2006. Rumford also created less EBITDA in the first quarter 2006 than 2005, due to its transition from the prior PPA which expired in December 2005 to a market-based interim PPA.

Aggregate generation was up 23% while plant availability was up slightly at the Projects during the first quarter of 2006 compared to the same period in 2005. The comparative increase in generation in the first quarter 2006 was driven by a full quarter of Chambers production offset in part by reduced generation due to outages at several projects, all planned except at Pasco. In general, the facilities in the Atlantic portfolio maintain a high level of availability at 97.8% for the first quarter of 2006 as compared to 97.3% for same period in 2005. Generation can be higher while plant availability remains relatively constant based on the degree to which the plants are called upon to run, or dispatched, during their available hours.

SUMMARY OF FINANCIAL RESULTS

(In thousands of U.S. dollars)	Three months ended March 31,	
	2006	**2005**
	(Unaudited)	
Project revenue [1]	55,107	37,863
Project expenses[1]	43,665	29,755
Project other income (expense) [2]	747	4,580
Project Income	**12,189**	**12,688**
Administrative and other expenses		
Management fees and administration	1,131	1,257
Amortization of deferred financing costs	248	248
Interest, net	7,040	5,589
Distribution, non-controlling interest [3]	4,281	5,335
Change in fair value of non-controlling interest [4]	(2,439)	(5,493)
Foreign exchange gain (loss) [5]	(1,553)	(3,658)
Total administrative and other expenses	**8,708**	**3,278**
Income before income taxes	3,481	9,410
Income taxes expense (recovery)	160	(532)
Net income (loss)	**3,321**	**9,942**
Per IPS, USD	*0.07*	*0.27*
Per IPS, Cdn.	*0.09*	*0.33*
Total assets	895,976	746,181
Total long-term liabilities	698,082	574,836
Cash flows from operating activities	8,027	4,557
Distributions [6]	9,951	7,495
Per IPS, USD	*0.22*	*0.20*
Per IPS, Cdn.	*0.26*	*0.25*

(1) Project revenue and project expenses of Holdings' interests in ten projects, including two wholly owned projects which are consolidated, and eight proportionately consolidated projects with interests ranging from 40% to 50%. (Refer to Accounting Treatment presented in the table in the Project Portfolio section later.)

(2) Includes equity in earnings from partnerships of $1,835 for the three-month period from five projects in which Holdings owns interests of between 17.1% and 40%, accounted for on an equity basis.

(3) Distributions declared to Existing Investors.

(4) As of December 31, 2004, Existing Investors owned a 41.9% non-controlling interest in Holdings with certain Liquidity Rights to request that the Company use best efforts to issue equity securities (including IPSs) to raise proceeds that would indirectly be used to redeem portions of the Existing Investors' interest. On October 3, 2005, the Existing Investors reduced their common membership interests in Holdings to 29.9%. Until November 18, 2006, the Existing Investors must maintain a minimum 10% aggregate ownership interest in Holdings. This amount represents the mark-to-market change during the reporting period in the potential obligation of the Company to issue securities to redeem the *entire* Existing Investors' interests in Holdings based on the change in market price per IPS from Cdn. $10.75 and $10.40 at December 31, 2004 and 2005 respectively to Cdn. $10.50 and $10.25 at March 31, 2005 and 2006 respectively.

(5) Net impact of foreign exchange on the US dollar equivalent of Canadian dollar denominated debt, the mark-to-market value of currency forward contracts and realized foreign exchange gains and losses for the period.

(6) Distributions declared during the reporting period.

CASH FLOW FROM OPERATIONS AND RESERVE FUND

The Company's cash flow from the Projects will vary from year to year based on, among other things, changes in rates under the PPAs, fuel supply and transportation agreements, steam sales agreements and other project contracts, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market pricing following the expiry of PPAs, fuel supply and transportation contracts, working capital requirements and the operating performance of the Projects. Project cash flows themselves may have some seasonality and the pattern and frequency of distributions from Projects to Holdings during the year can also vary.

The Company's cash flow from operations was $8,027 for the three-month period ending March 31, 2006 compared to $4,557 for the prior year period. This was in line with expectations and the increase from last year is due primarily to the Chambers acquisition.

In order to provide holders of IPSs with stable and sustainable cash distributions, the Company established a Reserve Fund at the closing of its IPO and will deposit funds in the Reserve Account from time to time to stabilize future cash distributions and fund acquisitions and other growth opportunities that have the same ultimate effect. The Reserve Fund held $48,412 as of March 31, 2005, which included an increase of $35,857 during March 2005 due largely to the Masspower PPA termination payments. A decrease of $25,000 in September 2005 was due to partial funding of the Chambers acquisition and as of March 31, 2006, the Reserve Account held $10,613 which is more representative of the ongoing balance to be maintained in that account.

CASH FLOW AVAILABLE FOR DISTRIBUTION

Holders of IPSs receive cash distributions in the form of interest payments on Subordinated Notes and dividends on Common Shares. The Company currently distributes Cdn $1.03 per IPS annually. For the three month period ended March 31, 2006, aggregate distributions of $ 9,951were declared (Cdn $0.26 per IPS comprised of interest payments of Cdn $0.16 on the 11% subordinated note portion of the IPS, plus Cdn $0.10 common share dividend per IPS)

The table below presents the calculation of Cash Available for Distribution beginning with cash flow from operating activities for the three month periods ending March 31, 2006 and 2005.

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

(In thousands of U.S. dollars)

	Three months ended March 31, 2006	2005
	(Unaudited)	
Cash flows from operating activities	8,027	4,557
Project level debt repayment	(4,037)	(1,496)
Interest IPS portion of subordinated notes	6,127	4,753
Income tax installments recoverable	548	-
Purchase of property, plant and equipment	(422)	(464)
Cash flow available for distribution, USD	10,243	7,350
Cash flow available for distribution, CAD	**11,938**	**8,863**
Interest on IPS subordinated notes	6,127	4,753
Dividends on IPS common shares	3,824	2,742
Total IPS distributions, USD	9,951	7,495
Total IPS distributions, CAD	**11,421**	**9,203**
Cash flow available for distribution per IPS, CAD	**0.27**	**0.24**
Total distribution per IPS, CAD	**0.26**	**0.25**

SUMMARY OF QUARTERLY RESULTS

Variations in quarterly results are driven by the following factors:

- There is some seasonality of Project Revenues created by seasonal variances in demand for electric power, in some cases varied seasonal pricing for portions of the PPA payments and the typical scheduling of major facility maintenance in the spring and fall.
- Variations in cash flow are also driven by the timing of project debt payments (i.e., some are quarterly and some semi-annual), as distributions from the Projects to the Company must occur in conjunction with passing certain tests at those payment dates.
- Non-cash charges, principally 1) the change in fair value of the non-controlling investors, which is based on the change in price in the Company's IPSs from period to period, and 2) the non-cash portion of the foreign exchange gain or loss, reflecting the impact of foreign exchange changes from period to period on the value of the Company's Canadian dollar denominated debt and the mark-to-market value of currency hedges.
- Net Income for the three months ended March 31, 2006 was negatively impacted versus the prior year period by increased amortization.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

(In thousands of U.S. dollars)
(Unaudited)

	2004	2005				2006
	Nov 18-Dec 31	Q1	Q2	Q3	Q4	Q1
Project Revenues	$18,490	$37,863	$37,966	$50,848	$58,023	$55,107
Net income (loss)	(19,894)	9,942	(5,326)	(7,863)	2,738	3,321
Cash flow from operating activities	12,897	4,557	8,098	6,242	19,473	8,027
Cash distributions	3,658	7,495	7,385	7,808	9,760	9,951
Cash available for distribution	5,119	7,350	11,551	9,130	20,649	10,403
Payout ratio	71%	102%	64%	86%	47%	97%
Per IPS Statistics						
Net income (loss)	$ (0.57)	$ 0.27	$ (0.14)	$ (0.21)	$ 0.06	$ 0.07
Cash flow from operating activities	0.37	0.12	0.22	0.17	0.44	0.18
Cash available for distribution, USD	0.14	0.20	0.31	0.25	0.47	0.23
Cash available for distribution, CAD	**0.17**	**0.24**	**0.38**	**0.30**	**0.54**	**0.27**
Distributions, USD	0.10	0.20	0.20	0.21	0.22	0.22
Distributions, CAD	**0.12**	**0.25**	**0.25**	**0.25**	**0.26**	**0.26**

LIQUIDITY AND CAPITAL RESOURCES

The Company has adequate liquidity from several sources in addition to cash flow from operations. The Reserve Fund held $10,613 as of March 31, 2006. In the future, as the Reserve Fund builds, a portion of it will be available to fund acquisitions and other growth opportunities, enhancing the long-term stability of distributions.

Holdings recently increased the capacity of its revolving credit facility from $50,000 to $75,000, $15,061 of which was allocated, but not drawn, as of March 31, 2006 to support letters of credit for contingent liabilities at several projects. In addition, $10,000 was drawn on the facility leaving $49,939 available to the Company under the facility as of March 31, 2006. In addition, the Projects themselves generally have their own reserve accounts to support payments for major maintenance costs and project-level debt service. For Projects that are consolidated or proportionately consolidated with Atlantic, these amounts or Atlantic's portion of these amounts respectively, are reflected as Restricted Cash on Atlantic's balance sheet, which was $27,656 as of March 31, 2006.

All project-level debt and the Epsilon debt assumed in the Chambers acquisition is non-recourse to the Company or Holdings and is fully amortized over the life of the projects' PPAs.

CAPITAL EXPENDITURES

Capital expenditures for the Projects are made at the project level using project cash flows and project reserves. Therefore, the distributions that Holdings receives from the Projects are made net of capital expenditures needed at the projects. Generally, capital expenditures are not significant since most major expenditures are for repairs and maintenance and therefore are expensed.

PROJECT PORTFOLIO

The following table outlines the Company's portfolio of power generating assets as of March 31, 2006, including its interest in each facility. Management believes the portfolio is well diversified based on electricity and steam buyers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any one region.

Project Name	Location (State)	Fuel Type	Total MW	Ownership Interest[1]	Accounting Treatment[2]	Net MW[3]	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.00%	P	23	Pacific Gas & Electric	2011	BBB
						74	Atlantic City Electric	2024	BBB+
						16	DuPont	2024	A
Chambers (Carney's Point)	New Jersey	Coal	262	40.00%	P	15	Merchant[9]	N/A	N/A
Delta-Person	New Mexico	Natural Gas	132	40.00%[4]	E	53	Public Service of New Mexico	2020	BBB
						59	Constellation Energy [5]	2008	BBB+
Gregory	Texas	Natural Gas	400	17.10%	E	9	Reynolds Metals	2020	NR
JPPC	Jamaica	Fuel Oil	60	24.10%	E	14	Jamaica Public Service	2018	NR
Koma Kulshan	Washington	Hydro	13	49.80%	P	6	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.00%	C	110	Progress Energy Florida	2013	BBB
Mid-Georgia	Georgia	Natural Gas	308	50.00%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.00%	C	91	Niagara Mohawk	2008[6]	A
						44	Progress Energy Florida	2023	BBB
Orlando	Florida	Natural Gas	126	50.00%	P	19	Reedy Creek Improvement District	2013	AAA
Pasco	Florida	Natural Gas	109	49.90%	P	54	Progress Energy Florida	2008	BBB
Rumford	Maine	Coal/ Biomass	85	23.50%[4]	E	20	NewPage[7]	2006	NR
						15	Niagara Mohawk	2008	A
Selkirk	New York	Natural Gas	345	18.50%[4]	E	49	Consolidated Edison	2014	A
						24	Pacific Gas & Electric	2008	BBB
Stockton	California	Coal	55	50.00%	P	3	Corn Products Int'l	2008	BBB-
Topsham[8]	Maine	Hydro	14	50.00%	P	7	Central Maine Power	2011	BBB+

(1) Represents the percentage ownership interest in the project held indirectly by Atlantic Holdings (except as otherwise noted).
(2) Accounting Treatment: (refer to Note 1 of Consolidated Financial Statements).
C = Consolidated
P = Proportionate Consolidation
E = Equity Method
(3) Represents the interest of Holdings in each project's electric generation capacity based on Holdings' economic interest in each project.
(4) Represents Holdings' estimate of its economic interest in the project's cash flow.
(5) New PPA with Constellation Energy through 2008.
(6) A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.
(7) Former PPA with Central Maine Power expired December 31, 2005. New interim PPA with the former Mead/Westvaco paper mill (now owned by NewPage).
(8) Holdings owns a lessor interest in this Project.
(9) The merchant output of the facility is sold by Atlantic City Electric in the PJM regional spot market through a profit sharing arrangement with Chambers.

CONTRACTUAL OBLIGATIONS

(In thousands of U.S. dollars)
(Unaudited)

		Payment due by period			
	Total	2006 (after March 31)	2007 to 2009	2010 to 2011	2012 and thereafter
Subordinated notes	250,755				250,755
Long term debt (1)	242,003	17,521	63,777	31,925	128,780
Total contractual obligations	492,758	17,521	63,777	31,925	379,535

(1) Long term debt represents the Company's consolidated and proportionately consolidated share of Project long term debt. Project debt is non-recourse to the Company and fully amortizes during the term of the respective PPAs.

(a) Project Contracts

Each project typically has a set of contracts that include the following obligations of the project partnerships, all of which are non-recourse to the Company. Therefore, specific contracts for individual projects are not discussed in detail in the MD&A.

- PPAs generally allow projects to pass through their fuel costs. See the earlier Project Portfolio table for off-takers and durations.
- Fuel supply agreements may have minimum volume requirements.
- Fuel transportation agreements incorporate capacity reservation/demand payments for natural gas, or shipping cost per ton of coal.
- Steam sales agreements track PPA lengths and are designed to meet regulatory requirements for thermal load/efficiency at fossil fuel plants.
- O & M agreements contract for operations and maintenance services by third parties or owners.
- Long-term service agreements may be in place for gas or steam turbine inspections and overhauls.
- Site lease agreements grant use of project land where Projects do not own the site.

A detailed description of the Projects' agreements at the time of the IPO is contained in the Technical Reviews performed by Stone and Webster in conjunction with the Company's IPO and in connection with the Chambers acquisition and updated project information contained in the Company's Annual Information Form dated March 31, 2006. All documents are available on SEDAR.

(b) Financial Instrument Contracts– see Financial and Other Instruments section below

(c) Credit Facility

Holdings has a $75,000 revolving credit facility, $15,061 of which was allocated, but not drawn as of March 31, 2006, to support letters of credit for contingent liabilities at several projects. $10,000 was drawn under the revolving term credit facility as of March 31, 2006.

(d) Office Operating Lease Obligations

The Manager subleases its office space from ArcLight, under an agreement through 2014. The obligations under this sublease are $130 per year in 2006-2007 and a total of $933 for the period 2008-2014.

(e) Management and Incentive Fees

The Company pays a management fee under the Management Agreement that is subject to adjustment for acquisitions as agreed to by the Company and Holdings' Independent Managers, plus incentives, inflation adjustment and expenses. The Company paid the Manager $871 in management and incentive fees during the period ended March 31, 2006.

(f) Subordinated Notes

As of March 31, 2006, the Company had $250,755 outstanding of 11% subordinated notes due 2016. The notes pay interest only until their maturity.

RELATED PARTY TRANSACTIONS

The Manager has been engaged under the Management Agreement to provide certain management and administrative services to the Company and Holdings, for which it is paid (i) an annual management fee, (ii) reimbursement of costs, and (iii) an incentive fee equal to 25% of the excess in distributions paid to IPS holders and Existing Investors during the year above Cdn $1.00 per IPS. The Management Agreement has an initial term of 20 years from the Company's November 2004 IPO. The Manager is owned by ArcLight Funds. Subsidiaries of the ArcLight Funds along with a subsidiary of Caithness Energy owned 41.9% of Holdings' common membership interests after the IPO, but reduced their interest to 29.9% in October 2005.

The seven-person Board of Managers of Holdings includes two members from the manager of the ArcLight Funds who were appointed by the Existing Investors, and the President/CEO of the Manager. These three individuals may not vote on any proposed acquisitions by Holdings of projects from the ArcLight Funds.

The Manager receives administrative and office support services from the manager of the ArcLight Funds under a Management Support Agreement. This agreement also requires ArcLight and its affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for ArcLight Fund I and Fund II or other investment funds managed by ArcLight or its affiliates.

At the time of the IPO, Holdings was granted a right of first offer ("ROFO") on a number of power producing projects owned by the ArcLight Energy Partners Fund. As of March 31, 2006, the 90 MW Auburndale project located in Florida remains subject to the ROFO agreement.

As discussed under Contractual Obligations above, the Manager subleases its office space from ArcLight, under an agreement that runs through 2014.

Caithness Energy has an indirect ownership interest in one of the Existing Investors. Subsidiaries of Caithness Energy provide operations, maintenance and accounting at four of the Projects and administrative and project management functions for an additional eight Projects under agreements which are in effect through 2007 and renewable thereafter. During the year ended March 31, 2006, Holdings incurred fees and expenses of $687 for these services provided by Caithness Energy.

FINANCIAL AND OTHER INSTRUMENTS

The Company uses forward foreign currency contracts to manage its exposure to changes in foreign exchange rates as the Company earns its income principally in the United States and has the obligations to make distributions predominantly in Canadian dollars. The Company has entered into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2010 at the current annual distribution level of Cdn. $1.03 per IPS to

all holders including the Existing Investors, as well as interest payments on the separate Subordinated Notes. It is the Company's intention to extend the length of these forward contracts out to five years at or near the end of each year. As planned, changes in the fair market value of the Company's forward contracts partially offset set exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations.

For the period ended March 31, 2006, the Company has forward contracts to sell U.S. $4,811 and receive Cdn. $5,800 monthly through December 2009. The Company also has forward contracts to sell U.S. $5,236 and receive Cdn. $5,877 monthly during 2010. The average rate during the period to December 2009 is $1.2055 and $1.1225 during 2010.

The foreign exchange forward contracts are carried at estimated fair value based on quoted market value. Mark to market adjustments of the foreign currency forward contracts are reflected in foreign exchange gains and losses. The foreign exchange contracts are classified as other assets.

Certain of the Projects also use interest rate swaps to manage fluctuations in interest rates and natural gas forwards or swaps to minimize the effects to cash flow of changing natural gas prices, which is a major component of project expenses. Some of these contracts have been designated as hedges for accounting purposes. In addition, other projects have entered into natural gas contracts with pricing terms designed to minimize the impact of gas price volatility on operating margins.

The Company has an Indexed Swap under which the company receives monthly payments based upon the differential between an indexed contract price and a market reference price for electricity through June 2008. In order to lock in favourable gas, power, and capacity pricing under the Indexed Swap, the Company has entered into an Indexed Swap Hedge. Refer to Note 8 of the unaudited consolidated financial statements

ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. During the period presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property plant and equipment and power purchase contracts, the recoverability of equity investments, the recoverability of future tax assets and the fair value of financial instruments and derivatives.

The Company has acquired the majority of its long-term assets through acquisitions. In applying the purchase method of accounting, the Company is required to fair value the assets acquired including the property plant and equipment and intangible assets. The determination of these fair values is complex and involves significant judgments.

Revenue recognition is based on monthly invoices by Projects to electricity and steam buyers and in one case with fluctuating rates over time, the average rate over the term of the PPA is used for revenue with the difference between cash received and revenue recognized as deferred revenue. Fixed asset valuations of power plants are based on depreciated replacement cost. Valuations of PPAs and fuel supply agreements are based on the incremental net present value of cash flows provided by the agreement as compared to the merchant value of the plant. The Company typically uses outside consultants to determine the merchant value of a facility. On an on-going basis, the Company

monitors the performance of the facilities to determine if any recoverability issues exist or if any change in the useful life of the facility is required.

The future tax asset valuation allowance has been determined pursuant to the provisions of CICA 3465, Income Taxes, including the Company's estimation of future taxable income, where necessary, and is adequate to reduce the total future tax asset to an amount that will more likely than not be realized. It incurred taxable losses for the period ended March 31, 2005 and taxable income for the period ended March 31, 2006. The Company has limited operating history. It is not considered to be reasonably certain that future tax assets will be realized over the next few years. Accordingly, the Company has provided a valuation allowance equivalent to the Company's net future tax assets.

The fair value of financial instruments and derivatives such as the forward foreign currency contracts, interest rate swaps and natural gas swaps are typically based on market quotes. The Company also has an Indexed Swap and related hedge agreement, discussed in Note 8 to the unaudited consolidated financial statements. The fair value of these agreements are based on estimated on future cash flows taking into account certain assumptions, including forecasts or future energy prices, inflation rates, discount rates and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair values of these agreements.

For additional information regarding accounting policies and estimates refer to Note 1 of the consolidated financial statements for the year ended December 31, 2005.

LITIGATION

One of Holdings' subsidiaries was previously a partner of Masspower. In July 2005, Masspower and its former partners were named as defendants in a suit filed by the Massachusetts Municipal Wholesale Electric Company ("MMWEC"), which holds a power purchase agreement entitling it to 7.86% of the capacity and energy of the facility. MMWEC alleges that Masspower has, among other things, breached the agreement by restructuring its natural gas contracts without MMWEC's approval. The Masspower partners filed an answer to the suit denying its material allegations. On December 28, 2005, the Masspower partners sold their interest in the facility to a third party. Under the terms of the purchase and sale agreement, the sellers are indemnified by the buyer with respect to any successful claim against Masspower Partners that may result from the resolution of the suit, which indemnity is secured by the plant. In addition, the buyer may use a portion of the sale price that was placed in escrow pending the outcome of the litigation process toward defense costs and potential claims. The Company has not recognized in income the $437 portion of the sale proceeds placed in escrow. Management believes that the settlement of this dispute will have no material impact to the Company.

The Chambers partnership, in which Holdings owns a 40% indirect interest, has filed suit against its coal supplier, Consol Pennsylvania Coal Company and related entities, over a disagreement involving the pricing of a portion of the annual coal deliveries to the plant. Chambers seeks, among other things, (1) a declaratory judgment regarding the terms of the agreement, (2) damages for missed deliveries, and (3) injunctive relief to ensure delivery of all coal requested under the contract. The coal supplier has asserted affirmative defenses and counterclaims in its answer and the parties have completed the discovery process. Although the outcome of the matter is not certain, Management believes the coal supplier's affirmative defenses and counterclaims are without merit and the litigation is at too early a stage to estimate exposure.

Mid-Georgia Cogen ("MGC") buys its gas from the Municipal gas Authority of Georgia ("MGAG"). MGAG filed a complaint seeking $575 plus interest and seeking declaratory relief regarding how to interpret certain pricing provisions in the Natural Gas Supply Contract (the "Contract") among other issues. MGC has negotiated a standstill of the lawsuit that is in effect until May 25, 2006. During the

duration of the standstill MGC is investigating the option of changing gas suppliers as a resolution of MGAG's concerns. Management believes that MGAG's complaint is without merit.

The Rumford cogeneration facility purchases its coal from Massey Coal Sales Company ("Massey"). Massey's coal is delivered through a Sprague Energy Corp. ("Sprague") marine terminal. Massey and Sprague are disputing terms and compensation for certain terminal services provided by Sprague and Massey asserts that Rumford also has failed to pay certain amounts due under the coal supply agreement. The amounts in dispute are not material and management has not yet formed an expectation regarding the potential outcome of this suit. Massey continues to supply coal to the plant on a timely basis.

The annual audit for 2005 at one of the projects contains a going concern qualification in the Auditor's Letter based on the assessment that the project's debt reserves would likely be utilized over a period of years and, absent changes in the relevant power and electricity markets, could require the Project to renegotiate the terms of its long term debt with its lenders in or around the year 2010. The Company is not expecting to receive any distributions from the project until after the debt is retired, as scheduled in 2018. In accordance with GAAP, a review of the recorded value of the project's assets indicated that no economic impairment has occurred as of March 31, 2006. There is a risk that conditions contributing to this assessment could further deteriorate and management will continue to monitor the project closely.

OUTSTANDING SHARE DATA

The Company had 44,339,500 IPSs outstanding at March 31, 2006.

OUTLOOK

In order to maintain stable distributions and provide long term growth, the Company will continue to focus on enhancing the financial performance of the existing Projects and pursuing accretive acquisitions predominantly in the U.S. market.

PPAs in the portfolio have various expirations and, in each case, the project's partners plan for that occurrence by evaluating various options in the market in order to continue maximizing project cash flows. For example, projects with PPA expirations in the 2008-2009 timeframe have already begun to prepare for potential new or extended power purchase arrangements. The new arrangements may involve responses to utility solicitations for capacity, direct negotiations with the original purchasing utility for PPA extensions, or arrangements with creditworthy marketers for tolling agreements, full service PPAs or the use of derivatives to lock in value. Neither Stone & Webster in its Technical Review nor Management assumed that pricing under existing PPAs will necessarily be sustained after PPA expirations.

RISK FACTORS

Atlantic Power's future performance and ability to generate sufficient cash flow to meet its monthly cash distributions to holders of IPSs and the Common Shares and Subordinated Notes represented thereby involves a number of risks and uncertainties. Any of these risks and uncertainties could have a material adverse effect on the Company's results of operations, business prospects, financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares, or Subordinated Notes or on the market price or value of IPSs, Common Shares or Subordinated Notes. A discussion of these risks and uncertainties can be found in the Company's Annual MD&A and Annual Information Form dated March 31, 2006.

ADDITIONAL INFORMATION

Additional information is available on the Company's website at www.atlanticpowercorporation.com, or at www.sedar.com.

PROJECT EBITDA

(In thousands of U.S. dollars)	Three months ended March 31, 2006 (Unaudited)	2005
EBITDA from consolidated and proportionately consolidated projects		
Badger	1,449	1,528
Chambers	5,976	-
Koma Kulshan	28	115
Lake	7,792	5,418
Mid-Georgia	306	713
Onondaga	1,300	765
Orlando	2,090	2,707
Pasco	1,532	3,014
Stockton	866	682
Topsham	415	830
Other	165	(222)
Total EBITDA from consolidated and proportionately consolidated projects	21,919	15,550
Amortization	10,477	7,442
Interest expense, net	3,587	1,859
Other income	(2,499)	-
Earnings from consolidated and proportionately consolidated projects	10,354	6,249
EBITDA from equity projects		
Delta Person	525	590
Gregory	958	1,125
JPPC	1,008	955
Masspower	-	2,716
Rumford	843	1,795
Selkirk	3,165	4,992
Other	(47)	(98)
Total EBITDA from equity projects	6,452	12,075
Amortization	2,993	3,361
Interest expense, net	1,404	2,084
Income tax	220	191
Equity earnings, net	1,835	6,439
Project income		
Total EBITDA from all projects	28,371	27,625
Amortization	13,470	10,803
Interest expense, net	4,991	3,943
Other income	(2,499)	-
Income tax	220	191
Project income	12,189	12,688
Earnings from consolidated and proportionately consolidated projects	10,354	6,249
Equity earnings, net	1,835	6,439
Project income	12,189	12,688

(1) EBITDA, earnings before interest, taxes, depreciation and amortization, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide comparative information about Project performance.

RECONCILIATION OF PROJECT DISTRIBUTIONS

For the three months ended March 31, 2006
(In thousands of U.S. dollars)
(Unaudited)

	EBITDA	Indexed Swap and Hedge Settlements and Other Income	Repayment of Long Term Debt	Interest Expense, Net	Capital Expenditures	Change in Working Capital and Other Items	Project Distribution Received
Consolidated and proportionately consolidated projects							
Badger	1,449	-	-	(4)	-	(1,045)	400
Chambers	5,976	-	(2,387)	(2,494)	(130)	940	1,905
Koma Kulshan	28	-	-	(20)	-	(8)	-
Lake	7,792	2,000	(27)	5	(234)	(1,461)	8,075
Mid-Georgia	306	-	(323)	(582)	-	599	-
Onondaga	1,300	6,146	-	26	-	(772)	6,700
Orlando	2,090	-	-	(126)	-	(964)	1,000
Pasco	1,532	499	(1,300)	(256)	(40)	1,776	2,211
Stockton	866	-	-	21	(18)	(869)	-
Topsham	415	-	-	(157)	-	(258)	-
Other	165	-	-	-	-	(22)	143
Total consolidated and proportionately consolidated projects	21,919	8,645	(4,037)	(3,587)	(422)	(2,084)	20,434
Equity projects							
Delta Person	525	-	(201)	(238)	-	(86)	-
Gregory	958	-	-	(245)	(137)	(576)	-
JPPC	1,008	-	(407)	(169)	(298)	(14)	120
Masspower	-	-	-	6	-	(6)	-
Rumford	843	-	-	36	-	300	1,179
Selkirk	3,165	-	-	(794)	(20)	(2,351)	-
Other	(47)	-	-	-	-	47	-
Total equity projects	6,452	-	(608)	(1,404)	(455)	(2,686)	1,299
Total all projects	28,371	8,645	(4,645)	(4,991)	(877)	(4,770)	21,733

(1) Presentation of a reconciliation of Project distributions received by the Company from Project EBITDA. EBITDA, earnings before interest, taxes, depreciation and amortization, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP.

SUPPLEMENTARY INFORMATION

For the quarter ended March 31, 2006
(In thousands of U.S. dollars)
(Unaudited)

	Consolidated and Proportionately Consolidated Projects	Proportionate Consolidation of Equity Investments (1)	Corporate
INCOME STATEMENT			
Project revenue			
Energy sales	53,046	31,452	-
Indexed swap	1,343	-	-
Other	718	1,726	-
	55,107	33,178	-
Project expenses			
Fuel	21,192	20,340	-
Operations and maintenance	10,012	4,627	-
Project operator fees and expenses	1,984	1,759	-
Amortization	10,477	2,993	-
	43,665	29,719	-
Project other income and (expenses)			
Interest expense, net	(3,587)	(1,404)	-
Other income	2,499	-	-
Income tax expense	-	(220)	-
	(1,088)	(1,624)	-
Project income	10,354	1,835	-
Administrative and other expenses			
Management fees and administration	-	-	1,131
Amortization of deferred financing costs	-	-	248
Interest, net	-	-	7,040
Distribution, non-controlling interest	-	-	4,281
Change in fair value of non-controlling interest	-	-	(2,439)
Gain on settlement of non-controlling interest	-	-	-
Foreign exchange (gain) loss	-	-	(1,553)
	-	-	8,708
Net income before tax	10,354	1,835	(8,708)
Current income tax expense	-	-	160
Net income	10,354	1,835	(8,868)

(1) Non-GAAP measure showing the composition of revenues and expenses based on the Company's proportionate ownership of the Projects accounted for under the equity method.

SUPPLEMENTARY INFORMATION

As at March 31, 2006
(In thousands of U.S. dollars)
(Unaudited)

	Consolidated and Proportionately Consolidated Projects	Proportionate Consolidation of Equity Investments (1)	Corporate
ASSETS			
Current assets			
Cash and cash equivalents	16,841	6,883	16,142
Reserve fund	-	-	10,613
Restricted cash	27,656	19,357	-
Current portion of indexed swap	38,788	-	-
Accounts receivable	27,618	8,134	692
Prepayments, supplies and other	8,138	4,786	258
Income tax receivable	-	-	8,230
	119,041	39,160	35,935
Property, plant, and equipment	423,925	67,125	-
Power purchase agreements	169,224	73,363	-
Long-term portion of indexed swap	47,962	-	-
Deferred financing costs	229	-	10,162
Other	1,401	1,391	9,226
	761,782	181,039	55,323
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	25,395	9,650	593
Revolving credit facility	-	-	10,000
Current portion of long-term debt	21,707	7,839	-
Current portion of indexed swap hedge	17,940	-	-
Interest payable on subordinated notes	-	-	2,293
Distribution payable, non-controlling interest	-	-	1,456
Dividends payable	-	-	1,253
Other	3,578	-	-
	68,620	17,489	15,595
Long-term debt	220,296	79,169	-
Other liabilities, non-controlling interest	-	-	250,755
Subordinated notes	-	-	166,320
Indexed swap hedge	24,246	-	-
Other liabilities	36,465	5,510	-
	349,627	102,168	432,670
Shareholders' equity			
Common stock	-	-	148,025
Project equity	412,155	78,871	(491,026)
Retained earnings (deficit)	-	-	(34,346)
Total shareholders' equity	412,155	78,871	(377,347)
	761,782	181,039	55,323

(1) Non-GAAP measure showing the composition of assets and liabilities based on the Company's proportionate ownership of the Projects accounted for under the equity method.

Consolidated Financial Statements
(In U.S. dollars)

ATLANTIC POWER CORPORATION

Three months ended March 31, 2006 and 2005
(Unaudited)

ATLANTIC POWER CORPORATION

Consolidated Balance Sheets
(In thousands of U.S. dollars)

	March 31, 2006	December 31, 2005
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 32,983	$ 33,350
Reserve fund	10,613	10,508
Restricted cash	27,656	26,758
Current portion of indexed swap (note 8)	38,788	46,558
Accounts receivable	28,310	28,708
Prepayments, supplies and other	8,396	7,902
Income tax receivable	8,230	7,682
	154,976	161,466
Property, plant and equipment	423,925	428,479
Equity investments	78,871	78,335
Intangible assets (note 3)	169,224	174,677
Indexed swap (note 8)	47,962	61,356
Deferred financing costs	10,391	10,643
Other	10,627	11,674
	$ 895,976	$ 926,630
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 25,988	$ 28,002
Revolving credit facility	10,000	10,000
Current portion of long-term debt	21,707	21,558
Current portion of indexed swap hedge (note 8)	17,940	25,094
Interest payable on subordinated notes	2,293	2,303
Distribution payable, non-controlling interest	1,456	1,429
Dividends payable	1,253	1,258
Other	3,578	3,719
	84,215	93,363
Long-term debt	220,296	224,482
Subordinated notes	250,755	251,844
Other liabilities - non-controlling interests (note 4)	166,320	169,479
Indexed swap hedge (note 8)	24,246	33,453
Other liabilities	36,465	39,827
Shareholders' equity:		
Common stock	148,025	148,025
Deficit	(34,346)	(33,843)
	113,679	114,182
Commitments and contingencies (note 7)		
	$ 895,976	$ 926,630

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Income and Deficit
(In thousands of U.S. dollars, except per share amounts)

	Three months ended March 31, 2006	2005
	(Unaudited)	
Project revenue:		
Energy sales	$ 53,046	$ 35,972
Indexed swap (note 8)	1,343	208
Other	718	1,683
	55,107	37,863
Project expenses:		
Fuel	21,192	14,495
Operations and maintenance	10,012	6,221
Project operator fees and expenses	1,984	1,597
Amortization	10,477	7,442
	43,665	29,755
Project other income (expense):		
Equity earnings, net	1,835	6,439
Interest, net	(3,587)	(1,859)
Other	2,499	–
	747	4,580
Project income	12,189	12,688
Administrative and other expenses:		
Management fees and administration (note 5)	1,131	1,257
Amortization of deferred financing costs	248	248
Interest, net	7,040	5,589
Distribution, non-controlling interest	4,281	5,335
Change in fair value of non-controlling interest	(2,439)	(5,493)
Foreign exchange gain	(1,553)	(3,658)
	8,708	3,278
Income before income taxes	3,481	9,410
Income taxes (recovery)	160	(532)
Net income	3,321	9,942
Deficit, beginning of period	(33,843)	(21,232)
Dividends	(3,824)	(2,742)
Deficit, end of period	$ (34,346)	$ (14,032)
Basic income per share (note 6)	$ 0.07	$ 0.27

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended March 31, 2006	2005
	(Unaudited)	
Cash flows from (used in) operating activities:		
Net income	$ 3,321	$ 9,942
Items not involving cash:		
Amortization	10,725	7,690
Equity earnings	(1,835)	(6,439)
Change in fair value of non-controlling interest	(2,439)	(5,493)
Amortization of gas transportation contract commitment	(1,649)	(2,260)
Foreign exchange gain	(811)	(3,839)
Market value adjustments on indexed swap and hedge	(1,343)	(208)
Change in deferred revenue	(1,505)	(1,510)
Change in fair value of interest rate swaps	(403)	–
Other	(14)	–
Change in other operating balances	(3,465)	(5,075)
Indexed swap and hedge settlements	6,146	8,388
Distributions from equity investments, including proceeds from disposal of power purchase agreements	1,299	3,361
	8,027	4,557
Cash flows used in financing activities:		
Dividends paid	(3,830)	(3,152)
Repayment of long-term debt	(4,037)	(1,496)
	(7,867)	(4,648)
Cash flows from (used in) investing activities:		
Proceeds on the disposal of equity investment	–	34,173
Purchase of property, plant and equipment	(422)	(464)
Change in reserve fund	(105)	(35,903)
	(527)	(2,194)
Decrease in cash and cash equivalents	(367)	(2,285)
Cash and cash equivalents, beginning of period	33,350	22,663
Cash and cash equivalents, end of period	$ 32,983	$ 20,378
Supplemental cash flow information:		
Interest paid	$ 11,582	$ 6,404

See accompanying notes to consolidated financial statements.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

Atlantic Power Corporation (the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004 and continued to the Province of British Columbia on July 8, 2005. The Company issued income-participating securities ("IPS") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive.

1. Basis of presentation:

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005, as set out in the 2005 Annual Report since they do not contain all the disclosures that are required by Canadian generally accepted accounting principles for annual financial statements. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation as were used for the audited consolidated financial statements for the year ended December 31, 2005.

2. Acquisitions:

(a) 2004 acquisition:

The Company formed Atlantic Power Holdings, LLC ("Atlantic Holdings"), a Delaware limited liability company, for the purpose of acquiring indirect interests in 15 projects from Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC (the "Existing Investors") and acquired the interests of the Existing Investors in the projects that were held by their wholly owned subsidiaries.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

2. **Acquisitions (continued):**

On November 18, 2004, Atlantic Holdings acquired for total consideration of $522,638 (including $1,014 in acquisition costs) an indirect interest in 15 projects located primarily in the United States of America. The purchase price allocation is as follows:

Working capital	$	47,790
Equity investments		143,244
Property, plant and equipment		302,134
Power purchase and other contracts		108,515
Indexed swap and hedge, net		71,902
Other liabilities		(3,233)
Long-term debt		(103,286)
Gas transportation contract commitment		(38,008)
Future tax liability		(6,420)
Total purchase price		522,638
Less repayment of assumed debt		167,831
		354,807
Less cash acquired		12,000
	$	342,807
Consideration represented by:		
Cash paid, net of cash acquired	$	83,725
Non-controlling interest liability (note 4)		259,082
	$	342,807

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

2. Acquisitions (continued):

(b) Epsilon Power Partners, LLC acquisition:

On September 8, 2005, the Company acquired Epsilon Power Partners, LLC ("Epsilon") for cash consideration of $65,008, including acquisition costs of $564. Epsilon owns a 40% interest in Chambers Cogeneration LP ("Chambers"), the owner and operator of a 262 megawatts pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's Chambers Works complex in southwestern New Jersey. The preliminary purchase price, as at December 31, 2005, has been allocated as follows:

Working capital	$ 9,541
Property, plant and equipment	142,817
Power purchase and other contracts	87,258
Other liabilities	(7,766)
Long-term debt	(166,842)
Total purchase price	65,008
Less cash acquired	1,617
Cash paid, net of cash acquired	$ 63,391

The property, plant and equipment will be amortized over its remaining life estimated as 23 years. The power purchase and other contracts will be amortized over periods ranging from 18 years to 23 years.

The Company remains in the process of finalizing its purchase price allocation and the tax basis of the assets acquired.

(c) Project acquisition:

During the year ended December 31, 2005, Atlantic Holdings increased its interest in one of its existing projects. The fair value of the interest acquired by the Company was $1,074 and was financed by cash consideration at the project level.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

3. Intangible assets:

Intangible assets include power purchase contracts, fuel supply agreement and license and rights.

	March 31, 2006	December 31, 2005
Power purchase agreements	$ 14,832	$ 14,832
Fuel supply agreements	110,403	110,403
Licenses and rights	70,538	70,538
	195,773	195,773
Less accumulated amortization	26,549	21,096
	$ 169,224	$ 174,677

Amortization expense of $5,453 (2005 - $3,722) was expensed during the quarter.

4. Other liabilities, non-controlling interest:

As of March 31, 2006, the Existing Investors have a 29.9% common membership interest in Atlantic Holdings (December 31, 2005 - 29.9%) and also have the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest to November 18, 2006. The repurchase of the Existing Investors' interests is conditional upon Atlantic Holdings being able, after utilizing its best efforts, to complete or cause the completion of an equity financing on terms acceptable to the managers of Atlantic Holdings who are independent of the Existing Investors and their affiliates, acting reasonably, to secure the necessary funds to enable it to purchase the Existing Investors' interests. Atlantic Holdings may only finance repurchases of Existing Investors' interests pursuant to the exercise of the rights by issuing additional equity securities. This may occur through the sale of equity interests to the Company, the purchase of which may be financed by a sale of IPS or other equity securities of the Company. These interests are treated as a liability of the Company and are recorded at fair value on the consolidated balance sheet. At March 31, 2006, to purchase the remaining 29.9% interest, 18,952,365 IPS would be required to be issued.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

4. Other liabilities, non-controlling interest (continued):

The change in fair value of the non-controlling interest, resulting from changes in the fair market value of the Company's IPS, is recognized in the consolidated statement of income and deficit as change in fair value of non-controlling interest. For the three months ended March 31, 2006, a decrease of $2,439 (2005 - $5,493) is reflected in the consolidated statement of income and deficit.

The change in fair value of the non-controlling interest, resulting from foreign exchange, is recognized in the consolidated statement of income and deficit within foreign exchange gain. For the three months ended March 31, 2006, the foreign exchange gain related to the non-controlling interest was $720 (2005 - $1,471).

On October 3, 2005, the Company issued 7,539,000 IPS at a rate of Cdn. $10.00 per IPS to Caisse de depot et placement du Quebec and officers of the Company in a secondary private placement. Gross proceeds were Cdn. $75,390.

The net proceeds from the private placement were used by the Company to increase its common membership ownership in Atlantic Holdings from 58.1% to 70.1%. Atlantic Holdings concurrently redeemed membership interests held indirectly by the Existing Investors reducing the Existing Investors' common membership ownership from 41.9% to 29.9%.

5. Related party transactions:

During the three months ended March 31, 2006, in accordance with the Management Agreement, the Company paid management and incentive fees of $871 (2005 - $830) to Atlantic Power Management, LLC, the Manager.

In addition, the Company incurred expenses of $687 (2005 - $687) for operations and maintenance services provided by Caithness Energy, a company which holds an indirect interest in one of the Existing Investors. Caithness Energy provides operations and maintenance services to 12 of the Company's projects.

6. Basic income per share:

Basic income per share has been calculated using the weighted average number of units outstanding during the period of 44,339,500 (2005 - 36,800,000).

7. Commitments and contingencies:

(a) Chambers, in which the Company owns a 40% indirect interest, has filed suit against its coal supplier, Consol Pennsylvania Coal Company and related entities, over a disagreement involving the pricing of a portion of the annual coal deliveries to the plant. Chambers seeks, among other things, (1) a declaratory judgement regarding the terms of the agreement, (2) damages for missed deliveries, and (3) injunctive relief to ensure delivery of all coal requested under the contract. The coal supplier has asserted affirmative defences and counterclaims in its answer, including claims of unjust enrichment and fraud, and the parties are currently in the discovery process. Although the outcome of the matter is not certain, management of the Company believe the coal supplier's affirmative defences and counterclaims are without merit and the situation is at too early a stage to estimate exposure.

(b) In July 2005, Masspower and its former partners, including a subsidiary of the Company, were named as defendants in a suit filed by the Massachusetts Municipal Wholesale Electric Company ("MMWEC"), which holds a power purchase agreement entitling it to 7.86% of the capacity and energy of the facility. MMWEC alleges that Masspower has, among other things, breached the agreement by restructuring its natural gas contracts without MMWEC's approval. The Masspower partners filed an answer to the suit denying its material allegations. On December 28, 2005, the Masspower partners sold their interest in the facility to a third party. Under the terms of the purchase and sale agreement, the sellers are indemnified by the buyer with respect to any successful claim against the Masspower partners that may result from the resolution of the suit, which indemnity is secured by the plant. In addition, the buyer may use a portion of the sale price that was placed in escrow pending the outcome of the litigation process toward defence costs and potential claims. The Company has not recognized in income the portion of the sales proceeds placed in escrow on the sale of Masspower of $437. Management believes that the settlement of this dispute will have no material impact to the Company.

(c) Mid-Georgia Cogen ("MGC") buys its gas from the Municipal Gas Authority of Georgia ("MGAG"). MGAG filed a complaint seeking $575 plus interest and seeking declaratory relief regarding how to interpret certain pricing provisions in the Natural Gas Supply Contract (the "Contract") among other issues. MGC has negotiated a standstill of the lawsuit that is in effect until May 25, 2006. During the pendancy of the standstill, MGC is investigating the efficacy of changing gas suppliers as a resolution of MGAG's concerns. While MGC prefers to settle the issue by means other than litigation, management believes that MGAG's complaint is without merit.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

7. Commitments and contingencies (continued):

(d) The Rumford cogeneration facility purchases its coal from Massey Coal Sales Company ("Massey"). Massey's coal is delivered through a Sprague Energy Corp. ("Sprague") marine terminal. Massey and Sprague are disputing terms and compensation for certain terminal services provided by Sprague. Massey asserts that Rumford also has failed to pay certain amounts due under the coal supply agreement. The amounts in dispute are not material and management has not yet formed an expectation regarding the potential outcome of this suit. Massey continues to supply coal to the plant on a timely basis.

(e) The 2005 financial statements of one of the Company's proportionately consolidated joint ventures contains a going concern qualification in the auditors' report based on the assessment that the project's debt reserves would likely be utilized over a period of years and, absent changes in the relevant power and electricity markets, could need to renegotiate with its lenders in or around the year 2010.

(f) The Company has forward contracts to sell U.S. $4,645 and receive Cdn. $5,608 monthly through December 2009. The Company also has forward contracts to sell U.S. $4,645 and receive Cdn. $5,209 monthly during 2010. The average rate during the period to December 2009 is $1.2055 and $1.1225 during 2010.

The foreign exchange gain of $1,553 (2005 - $3,658) during the three months ended March 31, 2006, primarily reflects unrealized foreign exchange gains on the U.S. dollar equivalent of the Company's Canadian dollar denominated obligation to non-controlling interests and subordinated notes, unrealized foreign exchange losses on the changes in the fair market value of the Company's forward contracts and realized foreign exchange gains on forward contract settlements during the period.

	Three months ended March 31, 2006	2005
Subordinated notes	$ 1,076	$ 1,300
Non-controlling interest	720	1,471
Forward contacts	(985)	1,068
Unrealized foreign exchange gains	811	3,839
Realized foreign exchange gains (losses) on forward contract settlements	742	(181)
	$ 1,553	$ 3,658

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

8. Indexed swap:

A swap agreement (the "Indexed Swap") between the power utility and Onondaga Cogeneration Limited Partnership ("Onondaga") has replaced the Project's original power purchase contract. The Indexed Swap expires on June 30, 2008. The Indexed Swap is a financial instrument under which the utility company makes monthly payments to Onondaga based upon the differential between an indexed "contract price" and a market reference price for electricity. The indexed contract price fluctuates in relation to the market cost of natural gas and a prescribed index of inflation. The notional quantity of electricity for the purpose of these calculations is fixed for the full term of the Indexed Swap.

In May 2004, Onondaga contributed the Indexed Swap to a newly formed wholly owned special purpose subsidiary, Onondaga Power Swap Holdings. LLC ("OPSH"). Onondaga has guaranteed OPSH's obligations to the utility company under the Indexed Swap. Also in May 2004, OPSH entered into commodity hedges (the "Indexed Swap Hedge"), in order to lock in favourable gas, power and capacity pricing under the Indexed Swap. The hedges extend through June 30, 2008 and remove almost all commodity exposure from the Indexed Swap through its term.

Changes related to the Indexed Swap are summarized below:

	Three months ended March 31, 2006	2005
Fair value, beginning of period	$ 107,914	$ 99,591
Increase (decrease) in fair value during the period	(12,625)	6,915
Settlements paid	(8,539)	(7,407)
Fair value, end of period	$ 86,750	$ 99,099

Changes related to the Indexed Swap Hedge:

	Three months ended March 31, 2006	2005
Fair value, beginning of period	$ 58,547	$ 30,293
Increase (decrease) in fair value during the period	(13,968)	6,707
Settlements received (paid)	(2,393)	981
Fair value, end of period	$ 42,186	$ 37,981

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

April 18, 2006

Atlantic Power Corporation Announces April 2006 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of April 2006. A distribution of $0.0859 per Income Participating Security ("IPS") will be payable on May 31, 2006 to holders of record at the close of business on April 28, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0859 reflects a cash dividend per common share of $0.0330 and an interest payment of $0.0529 for the month of April 2006.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

Computershare

Investor Services
100 University Avenue
Toronto, Ontario
M5J 2Y1
Toll Free 1-800-564-6253
www.computershare.com
Canada
Australia
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Ireland
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United Kingdom
USA

April 13, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
L'Autorité des marchés financiers
Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Legal Registries Division, Government of Nunavut
The Toronto Stock Exchange

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Annual Special Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	Atlantic Power Corporation
2.	Date Fixed for the Meeting	:	June 7, 2006
3.	Record Date for Notice	:	May 8, 2006
4.	Record Date for Voting	:	May 8, 2006
5.	Beneficial Ownership Determination Date	:	May 8, 2006
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Income Participating Sec
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Income Participating Sec
8.	ISIN / CUSIP	:	CA04878Q4007/04878Q400

Yours truly,

(Signed)
COMPUTERSHARE INVESTOR SERVICES INC.
Agent for Atlantic Power Corporation
(416)263-9545
(416)981-9800

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: ATLANTIC POWER CORPORATION

TSX SYMBOL: ATP.UN

March 31, 2006

Atlantic Power Corporation Announces Strong Fourth Quarter and Year-End 2005 Results

2005 Highlights:

- **Completed accretive acquisition of 40% interest in Chambers project**
- **Sold MASSPOWER asset and contracts for significant contribution to cash flow**
- **Increased ownership at Gregory project**
- **Executed accretive new Power Purchase Agreements at two existing projects**
- **Enhanced operating performance and cash flow at existing facilities**
- **Increased annual cash distributions by CDN $0.03 per IPS to CDN $1.03 per IPS**
- **Increased ownership in Holdings to 70.1% through private placement of 7.5mm IPSs**
- **Conservative annual 66.7% payout ratio**

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its results for the three months and year ended December 31, 2005. All amounts are in US dollars unless otherwise indicated.

"We were very pleased with our operating and financial results in 2005 as we delivered on all of our stated growth strategies and objectives," commented Barry Welch, President and CEO. "With this strong performance, we implemented our first increase in monthly cash distributions during the year."

Chambers Acquisition

In September the Company completed the acquisition of a 40% interest in a 262 MW coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's Chambers Works complex in southwestern New Jersey. The cash purchase price of approximately $65.0 million was funded by cash on hand and a draw on the revolving credit facility. The acquisition diversified the portfolio's fuel mix, increased its off taker diversity, lengthened the weighted average term of its power purchase portfolio and increased the Company's aggregate net interests of power generating capacity. The acquisition was also immediately accretive to the Company's cash flow.

With the completion of the Chambers acquisition, the Company increased annualized cash distributions by Cdn $0.03 per Income Participating Security ("IPS") to Cdn $1.03 per year effective with the September 2005 payment.

Masspower Disposition

On December 28, 2005 the Company sold its 17.5% interest in the 267 MW Masspower project following the buyout of three of the project's four power purchase agreements ("PPAs") and subsequent disposition of its fuel contracts during 2005. The Company's share of the total distributions generated from operations, PPA restructuring, fuel contract disposals and sale of the facility in 2005 totaled approximately $62,2 million. The disposition proceeds of approximately $59.4 million exceeded the net present value of future cash flows

projected at the time of the IPO by over $20 million, and were successfully redeployed to complete the accretive Chambers acquisition.

Improved Operating Margins and PPA Extensions

During 2005, the Company generated improved operating margins at a number of facilities, and increased its indirect ownership interest at the Gregory project to 17.1% from 9.4%.

During 2005 new power purchase agreements (PPAs) were executed at the Gregory and Rumford projects. Earlier projections had anticipated no distributions in 2006 and beyond for the Rumford project, the Company now expects approximately $4 to 6 million in 2006 and is working with the project's other partners to lock in profits over a longer period. At the Gregory facility a new PPA with a better credit quality customer was negotiated through 2008 to replace a contract that expired in 2005. As a result, the previously anticipated economics of the project through 2008 will be significantly improved.

"These transactions are excellent examples of how we are proactively managing our PPA expirations and adding incremental cash flow by leveraging our solid asset base and significant experience in the industry for the benefit of our investors," Mr. Welch added.

Strong Performance in 2005

Cash Flow Available for Distribution for the year ended December 31, 2005 was $46.7 million or Cdn $1.46 per IPS. Distributions declared for the year were $32.5 million or Cdn $1.01 per IPS. The payout ratio was 66.7% in 2005.

The Company generated project revenue of $184.7 million and project income of $48.3 million for the year. The net loss for the twelve months ended December 31, 2005 was $0.5 million or $0.01 (Cdn $0.01) per IPS.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") at the Company's power producing projects increased 20% in 2005 compared to the prior year, excluding MASSPOWER and the deferred revenue adjustment at Mid-Georgia. The increase in EBITDA is primarily due to favorable impacts from improved operating margins at the Lake, Orlando, and Pasco projects, increased ownership in the Gregory project combined with it's new PPA that benefits from high gas costs, and almost four months of ownership in Chambers, offset by higher fuel costs at Selkirk slightly above the amount that can be passed through to the customer, and as expected, lower-scheduled swap settlement payments received at Onondaga.

A breakdown of unaudited EBITDA by individual project for the three months and year ended December 31, 2005 is provided in the attached Appendix

Solid Fourth Quarter Results

For the three months ended December 31, 2005, Cash Flow Available for Distribution was $20.6 million (Cdn $0.54 per IPS). Distributions declared in the quarter were $9.8 million (Cdn $0.26 per IPS), resulting in a payout ratio of 47.3%. The Company generated project revenue of $58.0 million and project income of $7.7 million in the fourth quarter of 2005. The net loss for the three months ended December 31, 2005 was $2.7 million or $0.06 (Cdn $0.07) per IPS.

The fourth quarter calculation of cash flow available for distribution benefited from adding back the $5,519 finalized estimate of tax payable on the MASSPOWER disposal, which was not added back in the calculation for prior interim periods of 2005.

EBITDA at the Projects increased 24% in the quarter compared to the year earlier period, excluding MASSPOWER and the deferred revenue adjustment at Mid-Georgia. The increase is primarily due to improved operating margins at the Lake, Orlando and Pasco projects, the increased ownership in the Gregory project combined with its new PPA, and a full quarter of ownership in the Chambers project, partially offset by lower scheduled swap settlements at Onondaga and the effect of fuel cost pass through limitations at Selkirk as

discussed above. "We were pleased with our results in 2005, and anticipate continuing solid and stable performance going forward," Mr. Welch concluded.

Mark Byskov, Atlantic's CFO, has informed the Company that for personal reasons he will be leaving his CFO position. The Company has hired an executive recruiting firm to retain a CFO. Mr. Byskov has committed to remain in the position through June 30, 2006 to help affect an orderly transition. "Mark has done a tremendous job of building our financial reporting infrastructure and I respect his decision to rejoin his family in Toronto", said Mr. Welch

The Company's financial statements for the period and Management's Discussion and Analysis, are available on the Company's web site at www.atlanticpowercorporation.com or www.sedar.com.

Atlantic Power Corporation owns interests in a diversified portfolio of sixteen power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the projects and the anticipated financial results of the Company. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions.

Cash Flow Available for Distribution is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities to Cash Flow Available for Distributions is set out in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

EBITDA, earnings before interest, taxes, depreciation and amortization, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

For further information please contact:
Atlantic Power Corporation
Barry Welch, President and CEO
(617) 531-6379
info@atlanticpowercorporation.com

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

Periods Ended (Unaudited)	**December 31, 2005**	**December 31, 2005**
	(3 months)	(12 months)
Cash Flow Available For Distributions		
Cash flows from operating activities[1]	19,473	38,370
Project level debt repayment	(10,052)	(20,679)
Interest on IPS portion of subordinated notes	6,009	20,346
Income tax withholding installments recoverable[2]	768	7,682
Income tax payable on disposal of equity investment[3]	5,519	5,519
Addition to property, plant and equipment	(1,068)	(2,558)
Cash flow available for distribution, USD	20,649	48,680
Cash flow available for distribution, Cdn.	**24,013**	**58,981**
Distributions		
Interest on IPS subordinated notes	6,009	20,346
Dividend on IPS common shares	3,751	12,102
Total IPS distributions, USD	9,760	32,448
Total IPS distributions, Cdn.	**11,421**	**39,124**
Cash flow available for distribution per IPS, Cdn.	**0.54**	**1.46**
Total distribution per IPS, Cdn	**0.26**	**1.01**

1) In previous quarters, MASSPOWER's distributions in respect of disposal proceeds were included in Cash flows from operating activities and separately netted out of Cash flow available for distribution. Those proceeds now appear as a disposal in the financing activities section of the statement of cash flows.

2) Represents the portion of income tax withholding installments paid during the quarter related to operating activities which are anticipated to be recoverable by the Company.

3) In the second and third quarters estimated tax payments of $5,281 on MASSPOWER disposals were not added back in the calculation of cash flow available for distribution. This fourth quarter calculation benefits from adding back the entire $5,519 finalized estimate of tax payable on the MASSPOWER disposal.

Atlantic Power Corporation
PROJECT EBITDA
(In thousands of U.S. dollars)

	Three months ended Dec 31, 2005	Year Ended Dec 31, 2005
	(Unaudited)	
EBITDA from consolidated and proportionately consolidated projects		
Badger Creek	1,176	4,656
Chambers	7,152	9,058
Koma Kulshan	245	694
Lake	7,217	25,957
Mid-Georgia	1,769	5,251
Onondaga	(427)	3,939
Orlando	3,204	8,998
Pasco	3,836	13,782
Stockton	586	2,577
Topsham	560	1,449
Other	-	426
Total EBITDA from consolidated and proportionately consolidated projects	25,318	76,787
Amortization	13,607	36,280
Interest expense, net	1,139	5,712
Consolidated and proportionately consolidated project earnings, net	10,572	34,795
EBITDA from equity projects		
Delta-Person	484	1,984
Gregory	1,307	5,278
Jamaica	607	3,935
Masspower	(298)	3,186
Rumford	1,861	7,238
Selkirk	801	14,281
Other	71	(124)
Total EBITDA from equity accounted projects	4,833	35,778
Amortization	9,162	20,088
Interest expense, net	843	6,433
Gain on disposal of equity investment	(2,405)	(5,015)
Other expense	146	811
Equity earnings, net	(2,913)	13,461
Total consolidated and proportionately consolidated project earnings, net	10,572	34,795
Total equity earnings, net	(2,913)	13,461
Income before the undernoted	7,659	48,256

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: ATLANTIC POWER CORPORATION

TSX SYMBOL: ATP.UN

March 30, 2006

Atlantic Power Corporation Announces Strong Fourth Quarter and Year-End 2005 Results

2005 Highlights:

- **Completed accretive acquisition of 40% interest in Chambers project**
- **Sold MASSPOWER asset and contracts for significant contribution to cash flow**
- **Increased ownership at Gregory project**
- **Executed accretive new Power Purchase Agreements at two existing projects**
- **Enhanced operating performance and cash flow at existing facilities**
- **Increased annual cash distributions by CDN $0.03 per IPS to CDN $1.03 per IPS**
- **Increased ownership in Holdings to 70.1% through private placement of 7.5mm IPSs**
- **Conservative annual 66.7% payout ratio**

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its results for the three months and year ended December 31, 2005. All amounts are in US dollars unless otherwise indicated.

"We were very pleased with our operating and financial results in 2005 as we delivered on all of our stated growth strategies and objectives," commented Barry Welch, President and CEO. "With this strong performance, we implemented our first increase in monthly cash distributions during the year."

Chambers Acquisition

In September the Company completed the acquisition of a 40% interest in a 262 MW coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's Chambers Works complex in southwestern New Jersey. The cash purchase price of approximately $65.0 million was funded by cash on hand and a draw on the revolving credit facility. The acquisition diversified the portfolio's fuel mix, increased its off taker diversity, lengthened the weighted average term of its power purchase portfolio and increased the Company's aggregate net interests of power generating capacity. The acquisition was also immediately accretive to the Company's cash flow.

With the completion of the Chambers acquisition, the Company increased annualized cash distributions by Cdn $0.03 per Income Participating Security ("IPS") to Cdn $1.03 per year effective with the September 2005 payment.

Masspower Disposition

On December 28, 2005 the Company sold its 17.5% interest in the 267 MW Masspower project following the buyout of three of the project's four power purchase agreements ("PPAs") and subsequent disposition of its fuel contracts during 2005. The Company's share of the total distributions generated from operations, PPA restructuring, fuel contract disposals and sale of the facility in 2005 totaled approximately $62,2 million. The disposition proceeds of approximately $59.4 million exceeded the net present value of future cash flows

projected at the time of the IPO by over $20 million, and were successfully redeployed to complete the accretive Chambers acquisition.

Improved Operating Margins and PPA Extensions

During 2005, the Company generated improved operating margins at a number of facilities, and increased its indirect ownership interest at the Gregory project to 17.1% from 9.4%.

During 2005 new power purchase agreements (PPAs) were executed at the Gregory and Rumford projects. Earlier projections had anticipated no distributions in 2006 and beyond for the Rumford project, the Company now expects approximately $4 to 6 million in 2006 and is working with the project's other partners to lock in profits over a longer period. At the Gregory facility a new PPA with a better credit quality customer was negotiated through 2008 to replace a contract that expired in 2005. As a result, the previously anticipated economics of the project through 2008 will be significantly improved.

"These transactions are excellent examples of how we are proactively managing our PPA expirations and adding incremental cash flow by leveraging our solid asset base and significant experience in the industry for the benefit of our investors," Mr. Welch added.

Strong Performance in 2005

Cash Flow Available for Distribution for the year ended December 31, 2005 was $46.7 million or Cdn $1.46 per IPS. Distributions declared for the year were $32.5 million or Cdn $1.01 per IPS. The payout ratio was 66.7% in 2005.

The Company generated project revenue of $184.7 million and project income of $48.3 million for the year. The net loss for the twelve months ended December 31, 2005 was $0.5 million or $0.01 (Cdn $0.01) per IPS.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") at the Company's power producing projects increased 20% in 2005 compared to the prior year, excluding MASSPOWER and the deferred revenue adjustment at Mid-Georgia. The increase in EBITDA is primarily due to favorable impacts from improved operating margins at the Lake, Orlando, and Pasco projects, increased ownership in the Gregory project combined with it's new PPA that benefits from high gas costs, and almost four months of ownership in Chambers, offset by higher fuel costs at Selkirk slightly above the amount that can be passed through to the customer, and as expected, lower-scheduled swap settlement payments received at Onondaga.

A breakdown of unaudited EBITDA by individual project for the three months and year ended December 31, 2005 is provided in the attached Appendix

Solid Fourth Quarter Results

For the three months ended December 31, 2005, Cash Flow Available for Distribution was $20.6 million (Cdn $0.54 per IPS). Distributions declared in the quarter were $9.8 million (Cdn $0.26 per IPS), resulting in a payout ratio of 47.3%. The Company generated project revenue of $58.0 million and project income of $7.7 million in the fourth quarter of 2005. The net loss for the three months ended December 31, 2005 was $2.7 million or $0.06 (Cdn $0.07) per IPS.

The fourth quarter calculation of cash flow available for distribution benefited from adding back the $5,519 finalized estimate of tax payable on the MASSPOWER disposal, which was not added back in the calculation for prior interim periods of 2005.

EBITDA at the Projects increased 24% in the quarter compared to the year earlier period, excluding MASSPOWER and the deferred revenue adjustment at Mid-Georgia. The increase is primarily due to improved operating margins at the Lake, Orlando and Pasco projects, the increased ownership in the Gregory project combined with its new PPA, and a full quarter of ownership in the Chambers project, partially offset by lower scheduled swap settlements at Onondaga and the effect of fuel cost pass through limitations at Selkirk as

discussed above. "We were pleased with our results in 2005, and anticipate continuing solid and stable performance going forward," Mr. Welch concluded.

Mark Byskov, Atlantic's CFO, has informed the Company that for personal reasons he will be leaving his CFO position. The Company has hired an executive recruiting firm to retain a CFO. Mr. Byskov has committed to remain in the position through June 30, 2006 to help affect an orderly transition. "Mark has done a tremendous job of building our financial reporting infrastructure and I respect his decision to rejoin his family in Toronto", said Mr. Welch

The Company's financial statements for the period and Management's Discussion and Analysis, are available on the Company's web site at www.atlanticpowercorporation.com or www.sedar.com.

Atlantic Power Corporation owns interests in a diversified portfolio of sixteen power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the projects and the anticipated financial results of the Company. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions.

Cash Flow Available for Distribution is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities to Cash Flow Available for Distributions is set out in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

EBITDA, earnings before interest, taxes, depreciation and amortization, is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

For further information please contact:
Atlantic Power Corporation
Barry Welch, President and CEO
(617) 531-6379
info@atlanticpowercorporation.com

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

Periods Ended (Unaudited)	**December 31, 2005**	**December 31, 2005**
	(3 months)	(12 months)
Cash Flow Available For Distributions		
Cash flows from operating activities[1]	19,473	38,370
Project level debt repayment	(10,052)	(20,679)
Interest on IPS portion of subordinated notes	6,009	20,346
Income tax withholding installments recoverable[2]	768	7,682
Income tax payable on disposal of equity investment[3]	5,519	5,519
Addition to property, plant and equipment	(1,068)	(2,558)
Cash flow available for distribution, USD	20,649	48,680
Cash flow available for distribution, Cdn.	**24,013**	**58,981**
Distributions		
Interest on IPS subordinated notes	6,009	20,346
Dividend on IPS common shares	3,751	12,102
Total IPS distributions, USD	9,760	32,448
Total IPS distributions, Cdn.	**11,421**	**39,124**
Cash flow available for distribution per IPS, Cdn.	**0.54**	**1.46**
Total distribution per IPS, Cdn	**0.26**	**1.01**

1) In previous quarters, MASSPOWER's distributions in respect of disposal proceeds were included in Cash flows from operating activities and separately netted out of Cash flow available for distribution. Those proceeds now appear as a disposal in the financing activities section of the statement of cash flows.

2) Represents the portion of income tax withholding installments paid during the quarter related to operating activities which are anticipated to be recoverable by the Company.

3) In the second and third quarters estimated tax payments of $5,281 on MASSPOWER disposals were not added back in the calculation of cash flow available for distribution. This fourth quarter calculation benefits from adding back the entire $5,519 finalized estimate of tax payable on the MASSPOWER disposal.

Atlantic Power Corporation
PROJECT EBITDA
(In thousands of U.S. dollars)

	Three months ended Dec 31, 2005	Year Ended Dec 31, 2005
	(Unaudited)	
EBITDA from consolidated and proportionately consolidated projects		
Badger Creek	1,176	4,656
Chambers	7,152	9,058
Koma Kulshan	245	694
Lake	7,217	25,957
Mid-Georgia	1,769	5,251
Onondaga	(427)	3,939
Orlando	3,204	8,998
Pasco	3,836	13,782
Stockton	586	2,577
Topsham	560	1,449
Other	-	426
Total EBITDA from consolidated and proportionately consolidated projects	25,318	76,787
Amortization	13,607	36,280
Interest expense, net	1,139	5,712
Consolidated and proportionately consolidated project earnings, net	10,572	34,795
EBITDA from equity projects		
Delta-Person	484	1,984
Gregory	1,307	5,278
Jamaica	607	3,935
Masspower	(298)	3,186
Rumford	1,861	7,238
Selkirk	801	14,281
Other	71	(124)
Total EBITDA from equity accounted projects	4,833	35,778
Amortization	9,162	20,088
Interest expense, net	843	6,433
Gain on disposal of equity investment	(2,405)	(5,015)
Other expense	146	811
Equity earnings, net	(2,913)	13,461
Total consolidated and proportionately consolidated project earnings, net	10,572	34,795
Total equity earnings, net	(2,913)	13,461
Income before the undernoted	7,659	48,256

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis ("MD&A") of financial condition and results of operations should be read in conjunction with the audited financial statements of Atlantic Power Corporation ("Atlantic Power" or the "Company") for the year ended December 31, 2005. All amounts described in the management discussion and analysis of financial condition and results of operations are in thousands of U.S. dollars, unless otherwise stated. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This management discussion and analysis of financial condition and results of operation also contains forward looking statements, which are subject to a variety of factors. When used in this MD&A, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the projects. Such statements are subject to a variety of risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions and other factors that could cause actual results to differ materially from those contemplated by these statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". Information contained in this management discussion and analysis is based on information available to management as of March 31, 2006.

Copies of financial data and other publicly filed documents are available through the internet on SEDAR at www.sedar.com under Atlantic Power Corporation.

OVERVIEW

The Company completed its Initial Public Offering ("IPO") on November 18, 2004 and after the exercise of the underwriter's over-allotment on December 6, 2004, it owned 58.1% of the common membership interests and all of the outstanding Class A preferred membership interests in Atlantic Power Holdings, LLC ("Holdings"). Holdings was formed initially to acquire indirect interests in a diversified portfolio of power generating facilities (the "Projects") located primarily in major markets in the United States from ArcLight Energy Partners Funds I and II (the "ArcLight Funds") and Caithness Energy (such entities, together, the "Existing Investors"). The Company currently has 44,339,500 Income Participating Securities ("IPSs") outstanding and owns 70.1% of Holdings. Each IPS represents one common share of the Company ("Common Shares") and Cdn. $5.767 aggregate principal amount of 11% subordinated notes of the Company ("Subordinated Notes").

As of December 31, 2005 Holdings owned interests in fourteen projects in the United States and one in Jamaica with a combined total power generating capacity of 2,156 megawatts ("MW"). Holdings' interests in the Projects represented approximately 860 MW of power generating capacity as of December 31, 2005. Most of the Projects sell their power under long term power purchase agreements ("PPAs") to investment grade utilities. These agreements are typically structured to stabilize cash flows by 1) providing a significant revenue component of steady capacity payments generally designed to provide a return of and on capital plus cover most fixed operating costs regardless of how much electricity it is called to produce, provided that the plant meets an availability requirement and 2) passing through most of the Projects' fuel costs to the utilities. As a result, effects on the portfolio's cash flow changes in the amount of power generated, spot market electricity prices and fuel price changes are significantly mitigated.

The Company's objectives are to maintain the stability and sustainability of cash distributions to holders of IPSs in the form of interest payments on Subordinated Notes and dividends on Common Shares, and to increase, when prudent, dividends on the Common Shares. To achieve these objectives, Company management, working directly with project managers, focuses on enhancing the operation of the existing Projects by improving facility performance, increasing output, optimizing contracts and hedging cash flows when practicable. In addition, the Company has a focused growth strategy that includes the consolidation of interests in Projects that it currently owns and making accretive acquisitions with a primary focus on power generating facilities in the United States.

SUMMARY OF SIGNIFICANT EVENTS

On January 12, 2005, Holdings increased its indirect interest in the Gregory project from 9.4% to 17.1% or 68 net MW. The interest was acquired indirectly via Holding's interest in Javelin and was accomplished using cash available at the project level, discussed further in Acquisitions and Dispositions.

On September 8, 2005, Holdings acquired an indirect 40% interest in Chambers Cogeneration, LP, which owns and operates a 262 MW coal-fired cogeneration plant in southwestern New Jersey, discussed further in Acquisitions and Dispositions. On the same day, the Company also announced a Cdn $0.03 increase in its annual distribution per IPS to Cdn$1.03 per year, commencing with the September distribution.

On October 3, 2005, the Company issued 7.5 million Income Participating Securities ("IPSs") to Caisse de dépôt et placement du Québec ("the Caisse") at a price of Cdn$ 10.00 per IPS in a private placement. Net proceeds, along with proceeds from the issuance of 39,500 IPSs to certain officers of the Company, were used to increase the Company's common membership interest in Holdings to 70.1%. The remaining 29.9% of the common membership interests and all of the outstanding Class B preferred membership interests in Holdings are owned by the Existing Investors.

On December 28, 2005, Holdings sold its 17.5% interest in the 267 MW MASSPOWER project following the restructuring of the project's PPAs and subsequent disposition of its gas supply and transportation contracts, which is discussed further in Acquisitions and Dispositions.

NON-GAAP FINANCIAL MEASURES

Cash Flow Available for Distribution is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distribution is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities from the Company's financial statements to Cash Flow Available for Distribution is set out in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate unaudited EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance. A reconciliation of 2005 project EBITDA to project income Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

RESULTS OF OPERATIONS FOR THE THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31, 2005

The Company commenced operations on November 18, 2004 on completion of its IPO and the acquisition of interests in fifteen non-utility power projects. The Company did not hold any material assets prior to November 18, 2004 and is considered to have begun operations on that date. The financial results for the year ended December 31, 2005 include the contribution from the 40% interest in the Chambers project, acquired on September 8, 2005 and the sale of the MASSPOWER project interest (see Acquisitions & Dispositions). Since the prior year period that ended on December 31, 2004 was only 6 weeks in length, no meaningful comparison of financial information is available. As of December 31, 2005, the Company had PPAs with 16 customers. Details on the length of the PPAs for each Project are presented in the table in the Project Portfolio section below.

Project Income is the primary determinant of the Company's operating results and is discussed in the Project Performance sections below. Within Administrative and Other Expenses, the cash items are expected to be relatively steady, including management fees and administration, net interest (principally interest on Subordinated Notes and revolving credit facility) and the distribution to non-controlling interest (29.9% of Holdings owned by Existing Investors at December 31, 2005, 41.9% at December 31, 2004). Significant non-cash items subject to potentially significant fluctuations include the change in fair value of the non-controlling investors, which is based on the change in price of the Company's IPSs from period to period, and the non-cash portion of the foreign exchange gain or loss, reflecting the impact of FX changes from period to period on the value of the Company's Canadian dollar denominated debt and the mark-to-market value of currency hedges.

Net Income for the three months ended December 31, 2005 was negatively impacted by increased amortization resulting from the finalization of the purchase price allocation with respect to projects acquired November 18, 2004 and positively impacted by the inclusion of Chambers for the full quarter.

BREAKDOWN OF SUMMARY FINANCIAL INFORMATION

Appendix I to this MD&A provides an unaudited non-GAAP breakdown of the 2005 summary Income Statement and Balance Sheet information into the categories of 1) Consolidated and proportionately consolidated, 2) Proportionate share of Equity Investments, and 3) Corporate.

PROJECT PERFORMANCE: THREE MONTH PERIOD ENDING DECEMBER 31, 2005

EBITDA at the Projects was up 24%, excluding the Masspower disposals and the deferred revenue adjustment at Mid-Georgia. Significant contributors to the increased EBITDA included 1) improved operating margins at the Lake, Orlando and Pasco projects, 2) increased ownership in the Gregory project combined with a new PPA, and 3) a full quarter of Chambers ownership. Offsetting the increase in part were expected lower scheduled swap settlements at Onondaga and the effect of fuel cost pass-through limitations at Selkirk as is more fully discussed in the following section.

While aggregate generation was up by 15%, plant availability declined by 3.9% at the Projects during the fourth quarter of 2005 compared to the fourth quarter of 2004. The comparative increase in generation in the fourth quarter 2005 is due to a modest increase in dispatch at Selkirk, increased ownership at Gregory and a full quarter of Chambers offset in part by reduced generation resulting from a major planned outage at Gregory in 2004. Availability decreases are primarily driven by an extension of the 2005 planned outage at Orlando and both planned and forced outages at Gregory. Generation can be higher while plant availability is lower based on the degree to which the plants are called upon, or dispatched, to run during their available hours.

SUMMARY OF FINANCIAL RESULTS

Periods Ended	**December 31, 2005**	**December 31, 2005**
	(3 months)	(12 months)
	Unaudited	Audited
Project revenue [1]	58,023	184,700
Project expenses	46,312	144,193
Project other income (expense) [2]	(4,052)	7,749
Project Income	**7,659**	**48,256**
Administrative and other expenses		
Management fees and administration	1,693	5,095
Amortization of deferred financing costs	247	990
Interest, net	7,178	23,698
Distribution, non-controlling interest [3]	4,340	20,578
Gain on disposal of equity investment		(5,015)
Change in fair value of non-controlling interest [4]	(6,404)	(6,404)
Gain on settlement of non-controlling interest	(4,184)	(4,184)
Foreign exchange gain (loss) [5]	1,872	6,453
Total administrative and other expenses	**4,742**	**46,226**
Income (loss) before income taxes	2,917	2,030
Income taxes expense (recovery)	179	2,539
Net income (loss)	**2,738**	**(509)**
Per IPS, USD	*0.06*	*(0.01)*
Per IPS, Cdn.	*0.07*	*(0.02)*
Total assets	926,630	926,630
Long-term debt	224,482	224,482
Subordinated notes	251,844	251,844
Non-controlling interests	169,479	169,479
Index swap hedge	33,453	33,453
Other liabilities	39,827	39,827
Total long-term liabilities [6]	719,085	719,085
Cash flows from operating activities	19,473	38,730
Distributions [6]	9,760	32,448
Per IPS, USD	*0.22*	*0.83*
Per IPS, Cdn.	*0.26*	*1.01*

(1) Project revenue and project expenses of Holdings' interests in ten projects, including two wholly owned projects which are consolidated, and eight proportionately consolidated projects with interests ranging from 40% to 50%. (Refer to Accounting Treatment presented in the table in the Project Portfolio section later.)

(2) Includes equity in earnings from partnerships of $(7,928) for the three-month period and $8,446 for the twelve-month period from five projects in which Holdings owns interests of between 17.1% and 40%, accounted for on an equity basis.

(3) Distributions declared to Existing Investors.

(4) As of December 31, 2004, Existing Investors owned a 41.9% non-controlling interest in Holdings with certain Liquidity Rights to request that the Company use best efforts to issue equity securities (including IPSs) to raise proceeds that would indirectly be used to redeem portions of the Existing Investors' interest. On October 3, 2005, the Existing Investors reduced their common membership interests in Holdings to 29.9%. Until November 18, 2006, the Existing Investors must maintain a minimum 10% aggregate ownership interest in Holdings. This amount represents the mark-to-market change during the reporting period in the potential obligation of the Company to issue securities to redeem the *entire* Existing Investors' interests in Holdings based on the change in market price per IPS from Cdn. $10.75 at December 31, 2004 and September 30, 2005 to Cdn. $10.40 at December 31, 2005.

(5) Net impact of foreign exchange on the US dollar equivalent of Canadian dollar denominated debt, the mark-to-market value of currency hedges and realized foreign exchange gains and losses for the period.

(6) Distributions declared during the reporting period.

PROJECT PERFORMANCE: YEAR ENDED DECEMBER 31, 2005

Aggregate generation was up 5% and availability was down 1% at the Projects during 2005 compared to the prior full year operating history of the Projects. EBITDA at the Projects was up 20% for the year, excluding the Masspower disposals and a deferred revenue adjustment at Mid-Georgia. Significant factors in this EBITDA increase include 1) favorable impacts from improved operating margins at the Lake, Orlando, and Pasco projects, 2) increased ownership in the Gregory project combined with a new PPA at that project that benefits from high gas costs and 3) almost four months of Chambers ownership, offset by unfavorable impacts from 1) fuel costs under recently renewed fuel supply agreements at Selkirk that increased during the period to slightly above the formulaic amount that can be passed through to the utility under one of its PPAs and 2) lower-scheduled swap settlement payments received at Onondaga.

Among the Company's largest costs is the supply of natural gas, coal and other fuels. Fuel costs, particularly natural gas costs, were at historically high levels in the US throughout the reporting period. However, the majority of the PPAs provide for the pass-through or indexing of fuel costs to the off-takers. Therefore, EBITDA has not been significantly impacted by the higher prices. Some projects, like Gregory, show margin improvements at higher gas prices. Selkirk extended the term of three of its four gas purchase agreements towards the end of 2004 and replaced the fourth contract effective November 1, 2005. While most of the gas cost is passed through in the power purchase price under the Project's PPA with Consolidated Edison, there is a formulaic cap in the energy payment that may be slightly exceeded at some times by the project's fuel cost. During the year ended December 31, 2005 this cap was exceeded at times, resulting in slightly reduced margins at Selkirk.

CASH FLOW FROM OPERATIONS AND RESERVE ACCOUNT

The Company's cash flow from the Projects will vary from year to year based on, among other things, changes in rates under the PPAs, fuel supply and transportation agreements, steam sales agreements and other project contracts, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market pricing following the expiry of PPAs, fuel supply and transportation contracts, working capital requirements and the operating performance of the Projects. Project cash flows themselves may have some seasonality and the pattern and frequency of distributions from Projects to Holdings during the year can also vary.

The Company's cash flow from operations was $19,473 and $38,370 for the three-month period and year ended December 31, 2005, respectively, and was in line with expectations for the year. The annual results include significant cash flow of $59,365 from the disposal of the MASSPOWER PPAs, fuel supply agreements and the sale of the facility.

In order to provide holders of IPSs with stable and sustainable cash distributions, the Company established a Reserve Account at the closing of its IPO and will deposit funds in the Reserve Account from time to time to stabilize future cash distributions and fund acquisitions and other growth opportunities that have the same ultimate effect. The Reserve Account held $12,509 as of December 31, 2004. It increased by $35,857 in March based largely on the MASSPOWER PPA termination payments and reached a maximum of $48,737 in July before dropping by $38,500 in August in connection with the Chambers acquisition. As of December 31, 2005, the Reserve Account held $10,508.

CASH FLOW AVAILABLE FOR DISTRIBUTION

Holders of IPSs receive cash distributions in the form of interest payments on Subordinated Notes and dividends on Common Shares. On September 8, 2005, the Company announced an increase to its annual dividend of Cdn $0.03 per IPS commencing with the September distribution from Cdn $1.00 to Cdn $1.03 per IPS. For the three month period ended December 31, 2005, aggregate distributions of $9.8 million were declared (Cdn $0.26 per IPS comprised of interest payments of Cdn $0.16 on the 11% subordinated note portion of the IPS, plus Cdn $0.10 common share dividend per IPS).

The table below presents the calculation of Cash Available for Distribution beginning with cash flow from operating activities for the three month period and year ended December 31, 2005.

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

Periods Ended (Unaudited)	December 31, 2005	December 31, 2005
	(3 months)	(12 months)
Cash Flow Available For Distributions		
Cash flows from operating activities(1)	19,473	38,370
Project level debt repayment	(10,052)	(20,679)
Interest on IPS portion of subordinated notes	6,009	20,346
Income tax withholding installments recoverable(2)	768	7,682
Income tax payable on disposal of equity investment(3)	5,519	5,519
Addition to property, plant and equipment	(1,068)	(2,558)
Cash flow available for distribution, USD	20,649	48,680
Cash flow available for distribution, Cdn.	**24,013**	**58,981**
Distributions		
Interest on IPS subordinated notes	6,009	20,346
Dividend on IPS common shares	3,751	12,102
Total IPS distributions, USD	9,760	32,448
Total IPS distributions, Cdn.	**11,421**	**39,124**
Cash flow available for distribution per IPS, Cdn.	**0.54**	**1.46**
Total distribution per IPS, Cdn	**0.26**	**1.01**

1) In previous quarters, MASSPOWER's distributions in respect of disposal proceeds were included in Cash flows from operating activities and separately netted out of Cash flow available for distribution. Those proceeds now appear as a disposal in the financing activities section of the statement of cash flows.

2) Represents the portion of income tax withholding installments paid during the quarter related to operating activities which are anticipated to be recoverable by the Company.

3) In the second and third quarters estimated tax payments of $5,281 on MASSPOWER disposals were not added back in the calculation of cash flow available for distribution. This fourth quarter calculation benefits from adding back the entire $5,519 finalized estimate of tax payable on the MASSPOWER disposal.

SUMMARY OF QUARTERLY RESULTS

Variations in quarterly results are driven by the following factors:

- There is some seasonality of Project Revenues based on some projects being paid higher rates during peak seasons, which tends to be summer in the US markets.
- Variations in quarterly cash flow and distributions from projects accounted for using the equity method are also driven by the timing of non-recourse debt payments at the projects (i.e., some

are made quarterly and some semi-annually), as distributions from the projects to the Company must occur in conjunction with the projects passing certain tests at those payment dates.

- Non-cash charges, principally 1) the change in fair value of the non-controlling investors, which is based on the change in price in the Company's IPSs from period to period, and 2) the non-cash portion (majority) of the foreign exchange gain or loss, reflecting the impact of FX changes from period to period on the value of the Company's Canadian dollar denominated debt and the mark-to-market value of currency hedges.
- Net Income for the three months ended December 31, 2005 was negatively impacted by increased amortization resulting from the finalization of the purchase price allocation with respect to projects acquired November 18, 2004.
- Cash flow from operations was higher in first and fourth quarters of 2005 due to the proceeds from MASSPOWER dispositions of three of its PPAs and the physical plant respectively.
- Calculation of cash flow available for distribution ("CFAD") during the first three quarters included a reduction of cash flow from operating activities ("CFFO") by the proceeds of MASSPOWER disposals. The disposal proceeds are now presented in the financing activities section of the statement of cash flows, so reduction of the proceeds from CFFO is not required.
- During the fourth quarter, the Company finalized the estimated tax on MASSPOWER disposals of $5,519, which has been included in the above CFAD table as a separate line item. In the second and third quarters, estimated tax payments of $5,281 on MASSPOWER disposals were not added back in the calculation of CFAD. The fourth quarter CFAD calculation benefits from adding back the entire $5,519 finalized estimate of tax payable on the MASSPOWER disposal.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (unaudited)

	2005					2004
	Total	Q4	Q3	Q2	Q1	Nov. 18 - Dec. 31
Project Revenues	$ 84,700	$58,023	$50,848	$37,966	$37,863	$18,490
Net income (loss)	(509)	2,738	(7,863)	(5,326)	9,942	(19,894)
Cash flow from operating activities	38,370	19,473	6,242	8,098	4,557	12,897
Cash distributions (a)	32,448	9,760	7,808	7,385	7,495	3,658
Cash available for distribution (b)	48,680	20,649	9,130	11,551	7,350	5,119
Payout ratio (a divided by b)	67%	47%	86%	64%	102%	71%
Per IPS Statistics						
Net income (loss)	($0.01)	$0.06	($0.21)	($0.14)	$0.27	($0.57)
Cash flow from operating activities	0.87	0.44	0.17	0.22	0.12	0.37
Cash available for distribution, USD	1.23	0.47	0.25	0.31	0.20	0.14
Cash available for distribution, CAD	**1.46**	**0.54**	**0.30**	**0.38**	**0.24**	**0.17**
Distributions, USD	0.83	0.22	0.21	0.20	0.20	0.10
Distributions, CAD	**1.01**	**0.26**	**0.25**	**0.25**	**0.25**	**0.12**

ACQUISITIONS & DISPOSITIONS

Chambers - On September 8, 2005, Holdings closed the acquisition of Epsilon Power Partners, LLC ("Epsilon"), which owns a 40% interest in Chambers Cogeneration LP ("Chambers"), the owner and operator of the 262 MW (net output) Carney's Point pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's ("DuPont") Chambers Works complex in southwestern New Jersey. The purchase price was approximately $105 million and was funded through Holdings' cash on hand and a draw on Holdings revolving credit facility and the assumption of $43 million of non-recourse debt at Epsilon debt. The facility acquired is one of the projects in which Holdings was granted a right of first offer by ArcLight Energy Partners Fund I, L.P. at the time of Atlantic's IPO. The former owners of Epsilon are subsidiaries of ArcLight Energy Fund I and Delta Power Company, LLC.

The project sells electricity through 2024 under a PPA with Atlantic City Electric Company (rated BBB+) and electricity and steam to DuPont (rated AA-) for use in its industrial operations, also through 2024. Carney's Point began commercial operations in 1994.

Plant operations are managed by a highly experienced firm and the Project has demonstrated an excellent operating history over the last ten years. The facility utilizes the best available environmental control technologies including scrubbers, a baghouse and selective catalytic reduction to reduce emissions and is considered one of the cleanest coal-fired power plants in the US.

On November 8, 2005, the Company filed on SEDAR an Independent Technical Review for Chambers. The report, prepared by Stone and Webster Management Consultants, Inc., concludes that the Project uses proven and appropriate technology, has operated successfully under the principal project agreements and permits since its commercial operation in 1994, has been well-maintained, and has an expected useful life exceeding the life of the PPA, which expires in 2024. The report also includes a cash flow projection for Chambers through 2024.

MASSPOWER - In March, 2005, the MASSPOWER project completed the restructuring and monetization of three of its four PPAs through a buy out of the contracts by Boston Edison and Commonwealth Electric. During the second and third quarters of the year, the project disposed of its long term fuel supply and transportation agreements. On December 28, 2005, Atlantic, along with the other partners of the MASSPOWER facility, sold its interest in the physical facility along with the remaining PPA. During 2005, the Company received distributions of $61,469 generated from operations, PPA restructuring, fuel contract disposals and sale of the facility.

Gregory - On January 12, 2005, Holdings increased its indirect interest in the Gregory project from 9.4% to 17.1% or 68 net MW. The interest was acquired indirectly via Holdings' interest in Javelin and was accomplished using cash available at Javelin ($1,074 was Atlantic's portion).

NEW PROJECT POWER PURCHASE AGREEMENTS

On July 15, 2005, the Gregory Project's PPA with Dynegy expired as expected. Gregory is located in the ERCOT regional electricity market in Texas, which has been returning to supply-demand balance following a period of overbuilding new plants and, more recently, very substantial retirements of older utility plants. Effective September 1, 2005, Gregory entered into a PPA with Constellation Energy (S&P: BBB) that expires December 31, 2008. Consistent with information filed on SEDAR at the time of the IPO, Gregory is still not anticipated to be a significant contributor to near term cash flows, but under the new contract it is now expected to produce cumulative cash flows that are higher than management's previous expectations for the period September 1, 2005 through December 31, 2008.

Rumford's PPA with Central Maine Power expired as anticipated at the end of December 2005. While earlier projections at the time of the IPO showed no cash flow for 2006 and beyond from Rumford, the

project has entered into an interim agreement to sell all of its output for 2006 to the NewPage paper mill at New England power market prices. This agreement is anticipated to produce distributions of approximately $4,000 to $6,000 in 2006 and management also believes that there is an opportunity to produce cash flow beyond 2006 by extending the PPA with the NewPage paper mill, selling the output into the New England power market, or entering into a contract with a power marketing entity.

LIQUIDITY AND CAPITAL RESOURCES

The Company has adequate liquidity from several sources in addition to cash flow from operations. For 2005, the Company's payout ratio of total distributions to cash available for distribution was 66.7%. The Reserve Account held $10,508 as of December 31, 2005. In the future, as the Reserve Fund builds, a portion of it will be available to fund acquisitions and other growth opportunities, enhancing the long-term stability of distributions.

Holdings recently increased the capacity of its revolving credit facility from $50,000 to $75,000, $15,061 of which was allocated, but not drawn as of December 31, 2005, to support letters of credit for contingent liabilities at several projects. On September 1, 2005, a draw of $25,000 was made to partially fund the Chambers acquisition. After a paydown utilizing proceeds from the sale of MASSPOWER in December 2005, the drawn amount was reduced to $10,000. Approximately 50,000 is available to the Company under the facility as of December 31, 2005. In addition, the Projects themselves generally have their own reserve accounts to support payments for major maintenance costs and project-level debt service. For Projects that are consolidated or proportionately consolidated with Atlantic, these amounts or Atlantic's portion of these amounts respectively, are reflected as Restricted Cash on Atlantic's balance sheet, which was $26,758 as of December 31, 2005.

All project-level debt and the Epsilon debt assumed in the Chambers acquisition is non-recourse to the Company or Holdings and is fully amortized over the life of the projects' PPAs.

CAPITAL EXPENDITURES

Capital expenditures for the Projects are made at the project level using project cash flows and project reserves. Therefore, the distributions that Holdings receives from the Projects are made net of capital expenditures needed at the projects. Generally, capital expenditures are not significant since most major expenditures are for repairs and maintenance and therefore are expensed.

During the third quarter, an estimated $2,000 capital project was completed at the Pasco project to construct a water distillation facility that will serve as the project's thermal load. Total capital expenditures ("capex") for 2005 were $2,558. Estimated capex for 2006 is not more than $2,500.

CONTRACTUAL OBLIGATIONS

	Payment due by period				
Contractual Obligations	**Total**	**2006**	**2007-9**	**2010-11**	**2012 and beyond**
Long Term Debt					
- Subordinated Notes	**251,844**				251,844
- Non-recourse Project Debt *	**246,040**	21,558	63,777	31,925	128,780
Total Contractual Obligations	**497,884**	**21,558**	**63,777**	**31,925**	**380,624**

* Project debt is non-recourse to the Company and fully amortizing during PPA terms.

PROJECT PORTFOLIO

The following table outlines the Company's portfolio of power generating assets as of December 31, 2005, including its interest in each facility. Management believes the portfolio is well diversified based on electricity and steam buyers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any one region.

Project Name	Location (State)	Fuel Type	Total MW	Ownership Interest[1]	Accounting Treatment[2]	Net MW[3]	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.00%	P	23	Pacific Gas & Electric	2011	BBB
						74	Atlantic City Electric	2024	BBB+
						16	DuPont	2024	AA-
Chambers (Carney's Point)	New Jersey	Coal	262	40.00%	P	15	Merchant[9]	N/A	N/A
Delta-Person	New Mexico	Natural Gas	132	40.00%[4]	E	53	Public Service of New Mexico	2020	BBB
						59	Constellation Energy [5]	2008	BBB
Gregory	Texas	Natural Gas	400	17.10%	E	9	Reynolds Metals	2020	NR
JPPC	Jamaica	Fuel Oil	60	24.10%	E	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13	49.80%	P	6	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.00%	C	110	Progress Energy Florida	2013	BBB
Mid-Georgia	Georgia	Natural Gas	308	50.00%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.00%	C	91	Niagara Mohawk	2008[6]	A
						44	Progress Energy Florida	2023	BBB
Orlando	Florida	Natural Gas	126	50.00%	P	19	Reedy Creek Improvement District	2013	A-
Pasco	Florida	Natural Gas	109	49.90%	P	54	Progress Energy Florida	2008	BBB
Rumford	Maine	Coal/ Biomass	85	23.50%[4]	E	20	NewPage[7]	2006	NR
						15	Niagara Mohawk	2008	A
Selkirk	New York	Natural Gas	345	18.50%[4]	E	49	Consolidated Edison	2014	A
						24	Pacific Gas & Electric	2008	BBB
Stockton	California	Coal	55	50.00%	P	3	Corn Products Int'l	2008	BBB-
Topsham[8]	Maine	Hydro	14	50.00%	P	7	Central Maine Power	2011	BBB

(1) Represents the percentage ownership interest in the project held indirectly by Atlantic Holdings (except as otherwise noted).

(2) Accounting Treatment: (refer to Note 1 of Consolidated Financial Statements).

C = Consolidated

P = Proportionate Consolidation

E = Equity Method

(3) Represents the interest of Holdings in each project's electric generation capacity based on Holdings' economic interest in each project.

(4) Represents Holdings' estimate of its economic interest in the project's cash flow.

(5) New PPA with Constellation Energy through 2008. See discussion in the New Power Purchase Agreements Section.

(6) A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.

(7) PPA with Central Maine Power expired December 31, 2005. See discussion of the new interim PPA with the former Mead/Westvaco paper mill (now owned by NewPage) in the New Power Purchase Agreements Section.

(8) Holdings owns a lessor interest in this Project.

(9) The merchant output of the facility is sold by Atlantic City Electric in the PJM regional spot market through a profit sharing arrangement with Chambers.

CONTRACTUAL OBLIGATIONS (cont'd)

(a) Project Contracts

Each project typically has a set of contracts that include the following obligations of the project partnerships, all of which are non-recourse to the Company. Therefore, specific contracts for individual projects are not discussed in detail in the MD&A.

- PPAs generally allow projects to pass through their fuel costs. See the earlier Project Portfolio table for off-takers and durations.
- Fuel supply agreements may have minimum volume requirements.
- Fuel transportation agreements incorporate capacity reservation/demand payments for natural gas, or shipping cost per ton of coal.
- Steam sales agreements track PPA lengths and are designed to meet regulatory requirements for thermal load/efficiency at fossil fuel plants.
- O & M agreements contract for operations and maintenance services by third parties or owners.
- Long-term service agreements may be in place for gas or steam turbine inspections and overhauls.
- Site lease agreements grant use of project land where Projects do not own the site.

A detailed description of the Projects' agreements at the time of the IPO is contained in the Technical Review performed by Stone and Webster in conjunction with the Company's IPO, updated information contained in the Company's Annual Information Form dated March 30, 2006 and a detailed review of contracts at the newly acquired Chambers project in Stone and Webster's review. All documents are available on SEDAR.

(b) Financial Instrument Contracts – see Financial Instruments section below

(c) Credit Facility

Holdings has a $75,000 revolving credit facility, $15,061 of which was allocated, but not drawn as of December 31, 2005, to support letters of credit for contingent liabilities at several projects. $10,000 was drawn under the revolving term credit facility as of December 31, 2005.

(d) Office Operating Lease Obligations

The Manager subleases its office space from ArcLight, under an agreement through 2014. The obligations under this sublease are $130 per year in 2005-2007 and a total of $933 for the period 2008-2014.

(e) Management and Incentive Fees

The Company pays a management fee under the Management Agreement that is subject to adjustment for acquisitions as agreed to by the Company and Holdings' Independent Managers, plus incentives,

inflation adjustment and expenses. The Company paid the Manager $2,990 in management and incentive fees during the year ended December 31, 2005.

(f) Subordinated Notes

As of December 31, 2005, the Company had $251,844 outstanding of 11% subordinated notes due 2016. The notes pay interest only until their maturity.

RELATED PARTY TRANSACTIONS

The Manager has been engaged under the Management Agreement to provide certain management and administrative services to the Company and Holdings, for which it is paid (i) an annual management fee, (ii) reimbursement of costs, and (iii) an incentive fee equal to 25% of the excess in distributions paid to IPS holders and Existing Investors during the year above Cdn $1.00 per IPS. The Management Agreement has an initial term of 20 years from the Company's November 2004 IPO. The Manager is owned by ArcLight Funds. Subsidiaries of the ArcLight Funds along with a subsidiary of Caithness Energy owned 41.9% of Holdings' common membership interests after the IPO, but reduced their interest to 29.9% in October 2005 in connection with the sale of 7,539,500 IPSs to the Caisse and certain officers of the Company as discussed earlier.

The seven-person Board of Managers of Holdings includes two members from the manager of the ArcLight Funds who were appointed by the Existing Investors, and the President/CEO of the Manager. These three individuals may not vote on any proposed acquisitions by Holdings of projects from the ArcLight Funds.

The Manager receives administrative and office support services from the manager of the ArcLight Funds under a Management Support Agreement. This agreement also requires ArcLight and its affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for ArcLight Fund I and Fund II or other investment funds managed by ArcLight or its affiliates.

At the time of the IPO, Holdings was granted a right of first offer ("ROFO") on a number of power producing projects owned by the ArcLight Energy Partners Fund. The right of first offer related to interests in 11 power generating projects representing approximately 706 net MW of total electric generation capacity. During the third quarter of 2005 Holdings completed the acquisition of Chambers, one of the ROFO projects, as described in the Acquisitions & Dispositions section above. During the second quarter of 2005, Arclight Energy Partners Fund I ("Fund I") offered a package of 9 of the ROFO projects to Holdings for purchase. Holdings conducted an analysis of the price and terms offered by Fund I and notified Fund I that it was declining to purchase the projects on the terms offered. In late September, 2005 ArcLight Fund I entered a purchase and sale agreement with a third party and closed the sale of the projects to that company in December 2005.

As discussed under Contractual Obligations above, the Manager subleases its office space from ArcLight, under an agreement that runs through 2014.

Caithness Energy has an indirect ownership interest in one of the Existing Investors. Subsidiaries of Caithness Energy provide operations and maintenance at four of the Projects and accounting, tax and other administrative functions for 12 of the Projects under agreements which are in effect through 2007 and renewable thereafter. During the year ended December 31, 2005, Holdings incurred fees and expenses of $2,750 for these services provided by Caithness Energy.

FINANCIAL AND OTHER INSTRUMENTS

The Company uses forward foreign currency contracts to manage its exposure to changes in foreign exchange rates as the Company earns its income principally in the United States and has the obligations to make distributions predominantly in Canadian dollars. The Company has entered into forward contracts to purchase Canadian dollars at fixed rates of exchange sufficient to make monthly distributions through December 2010 at the current annual distribution level of Cdn. $1.03 per IPS to all holders including the Existing Investors, as well as interest payments on the separate Subordinated Notes. It is the Company's intention to extend the length of these forward contracts out to five years at or near the end of each year. As planned, changes in the fair market value of the Company's forward contracts partially offset set exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations.

For the year ended December 31, 2005, the Company has forward contracts to sell U.S. $4,645 and receive Cdn. $5,608 monthly through December 2009. The Company also has forward contracts to sell U.S. $4,645 and receive Cdn. $5,209 monthly during 2010. The average rate during the period to December 2009 is $1.2055 and $1.1225 during 2010.

The foreign exchange forward contracts are carried at estimated fair value based on quoted market value. Mark to market adjustments of the foreign currency forward contracts are reflected in foreign exchange loss. The foreign exchange contracts are classified as other assets.

Certain of the Projects also use interest rate swaps to manage fluctuations in interest rates and natural gas forwards or swaps to minimize the effects to cash flow of changing natural gas prices, which is a major component of project expenses. Some of these contracts have been designated as hedges for accounting purposes. In addition, other projects have entered into natural gas contracts with pricing terms designed to minimize the impact of gas price volatility on operating margins.

ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. During the period presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property plant and equipment and power purchase contracts, the recoverability of equity investments, the recoverability of future tax assets and the fair value of financial instruments and derivatives.

The Company has acquired the majority of its long-term assets through acquisitions. In applying the purchase method of accounting, the Company is required to fair value the assets acquired including the property plant and equipment and intangible assets. The determination of these fair values is complex and involves significant judgments. On an on-going basis, the Company monitors the performance of the facilities to determine if any recoverability issues exist or if any change in the useful life of the facility is required.

The annual audit for 2005 at one of the projects contains a going concern qualification in the Auditor's Letter based on the assessment that the project's debt reserves would likely be utilized over a period of years and, absent changes in the relevant power and electricity markets, could need to renegotiate with its lenders in or around the year 2010. As disclosed at the time of the IPO, the Company is not expecting to receive any distributions from the project until after the debt is retired, as scheduled in

2018. In accordance with GAAP, a review of the recorded value of the project's assets indicated that no economic impairment has occurred as of December 31, 2005. There is a risk that conditions contributing to this assessment could further deteriorate and management will continue to monitor the project closely

The future tax asset valuation allowance has been determined pursuant to the provisions of CICA 3465, Income Taxes, including the Company's estimation of future taxable income, where necessary, and is adequate to reduce the total future tax asset to an amount that will more likely than not be realized. The Company has limited operating history. It incurred taxable losses for the taxation period ended December 31, 2004 and the taxable income for the year ended December 31, 2005. The Company does not anticipate generating significant taxable income over the next several years. It is not considered likely that future tax assets will be realized over the next few years. Accordingly, the Company has provided a valuation allowance equivalent to the Company's net future tax assets

The fair value of financial instruments and derivatives such as the forward foreign currency contracts, interest rate swaps and natural gas swaps are typically based on market quotes. The Company also has Indexed Swap and related hedge agreement as discussed in Note 14 to the consolidated financial statements. The fair value of these agreements are based on estimated on future cash flows taking into account certain assumptions, including forecasts or future energy prices, inflation rates, discount rates and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair values of these agreements.

Refer to Note 1 of the audited consolidated financial statements for the period ended December 31, 2005.

ADOPTION OF ACCOUNTING POLICY

The Company applies Accounting Guideline 15, "Consolidation of Variable Interest Entities". As a result of applying this guideline, the Company consolidated a variable interest entity for which it is determined to be the primary beneficiary.

DISCLOSURE CONTROLS

As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as defined under Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

LITIGATION

One of Holdings' subsidiaries was previously a partner of MASSPOWER. In July 2005, MASSPOWER and its former partners were named as defendants in a suit filed by the Massachusetts Municipal Wholesale Electric Company ("MMWEC"), which holds a power purchase agreement entitling it to 7.86% of the capacity and energy of the facility. MMWEC alleges that MASSPOWER has, among other things, breached the agreement by restructuring its natural gas contracts without MMWEC's approval. The MASSPOWER partners filed an answer to the suit denying its material allegations. On December 28, 2005, the MASSPOWER partners sold their interest in the facility to a third party. Under the terms of the purchase and sale agreement, the sellers are indemnified by the buyer with respect to any successful claim against Masspower Partners that may result from the

resolution of the suit, which indemnity is secured by the plant. In addition, the buyer may use a portion of the sale price that was placed in escrow pending the outcome of the litigation process toward defense costs and potential claims. The Company has not recognized in income the $437 portion of the sales proceeds placed in escrow. Management believes that the settlement of this dispute will have no material impact to the Company

The Chambers partnership, in which Holdings owns a 40% indirect interest, has filed suit against its coal supplier, CONSOL Pennsylvania Coal Company and related entities, over a disagreement involving the pricing of a portion of the annual coal deliveries to the plant. Chambers seeks, among other things, (1) a declaratory judgment regarding the terms of the agreement, (2) damages for missed deliveries, and (3) injunctive relief to ensure delivery of all coal requested under the contract. The coal supplier has asserted affirmative defenses and counterclaims in its answer and the parties are currently in the discovery process. Although the outcome of the matter is not certain, Management believes the coal supplier's affirmative defenses and counterclaims are without merit and the litigation is at too early a stage to estimate exposure.

The Rumford cogeneration facility purchases its coal from Massey Coal Sales Company ("Massey"). Massey's coal is delivered through a Sprague Energy Corp. ("Sprague") marine terminal. Massey and Sprague are disputing terms and compensation for certain terminal services provided by Sprague and Massey asserts that Rumford also has failed to pay certain amounts due under the coal supply agreement. The amounts in dispute are not material and management has not yet formed an expectation regarding the potential outcome of this suit. Massey continues to supply coal to the plant on a timely basis.

OUTSTANDING SHARE DATA

The Company had outstanding 44,339,500 IPSs at March 30, 2006.

OUTLOOK

In order to maintain stable distributions and provide long term growth, the Company will continue to focus on enhancing the financial performance of the existing Projects and pursuing accretive acquisitions predominantly in the U.S. market.

PPAs in the portfolio have various expirations and, in each case, the project's partners plan for that occurrence by evaluating various options in the market in order to continue maximizing project cash flows. For example, projects with PPA expirations in the 2008-2009 timeframe have already begun to prepare for potential new or extended power purchase arrangements. The new arrangements may involve responses to utility solicitations for capacity, direct negotiations with the original purchasing utility for PPA extensions, or arrangements with creditworthy marketers for tolling agreements, full service PPAs or the use of derivatives to lock in value. Neither Stone & Webster in its Technical Review nor Management assumed that pricing under existing PPAs will necessarily be sustained after PPA expirations.

RISK FACTORS

Atlantic Power's future performance and ability to generate sufficient cash flow to meet its monthly cash distributions to holders of IPSs involves a number of risks and uncertainties. Any of these risks and uncertainties could have a material adverse effect on the Company's results of operations, business prospects, financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares, or Subordinated Notes or on the market price or value of IPS's, Common Shares or

Subordinated Notes. The following is a list of the primary risks facing the Company, with further discussion of risk factors found in the Company's Annual Information Form dated March 31, 2006.

Revenue May be Reduced Upon Expiration or Termination of PPAs

Power generated by the Projects, in most cases, is sold under PPAs that expire at various times. In addition, these PPAs may be subject to termination in certain circumstances, including default by the Project owner or operator. When a PPA expires or is terminated, it is possible that the price received by the relevant Project for power under subsequent arrangements may be reduced significantly. It is possible that subsequent power purchase arrangements may not be available at prices that permit the operation of the Project on a profitable basis. If this occurs, the affected Project may temporarily or permanently cease operations.

The Projects Depend on their Electricity and Thermal Energy Customers

Each Project relies on one or more PPAs, steam sales agreements or other agreements with one or more utilities or other customers for a substantial portion of its revenue. The amount of cash available for distribution to holders of IPSs, Common Shares and Subordinated Notes is highly dependent upon customers under such agreements fulfilling their contractual obligations. There is no assurance that these customers will perform their obligations or make required payments to the Project Operating Entities.

Certain Projects are Exposed to Fluctuations in the Price of Electricity

While a majority of the off-takers of the Projects are contractually obligated to purchase electricity under long-term PPAs, those Projects with power purchase arrangements based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the long-term PPAs expire or terminate the Manager or the relevant Project operator will be required to either negotiate new PPAs or sell into the electricity wholesale market, in which case the prices for electricity will depend on market conditions at the time.

Predicting Project Cash Flows Over the Long Term Is Difficult

Due to the many uncertainties described in this risk factors section that could materially affect future revenues or expenses, it can be difficult to make long term projections of the Company's operating margins.

Operations are Subject to the Provisions of Various Energy Laws and Regulations

Generally, in the United States, the Company's projects are subject to regulation by the FERC regarding the terms and conditions of wholesale service and rates, as well as by state agencies regarding PPAs entered into by Qualify Facility ("QF") projects and the siting of the generation facilities. The majority of the Company's generation is sold by QF projects under PPAs that required approval by state authorities.

On August 8, 2005, EPAct 2005 was enacted, which removed certain regulatory constraints on investment in utility power producers by repealing the Public Utility Holding Company Act of 1935 ("PUHCA 1935") and enacting the Public Utility Holding Company Act of 2005 ("PUHCA 2005"). EPAct 2005 also limited the requirement that electric utilities buy electricity from QFs to certain markets that lack competitive characteristics. Finally, EPAct 2005 amended and expanded the reach of FERC's corporate merger approval authority under section 203 of the Federal Power Act ("FPA").

Over the last several months, FERC has issued final rulemakings implementing these provisions of EPAct 2005.

If any Project that is a QF were to lose its status as a QF, then such Project may no longer be entitled to exemption from provisions of PUHCA 2005 or from provisions of the FPA and state law and regulations. Loss of QF status could trigger defaults under covenants to maintain QF status in the PPAs, steam sales agreements and Project-level debt agreements and result, if not cured within allowed cure periods in termination of agreements, penalties or acceleration of indebtedness under such agreements, plus interest.

The Projects would also have to file with FERC for market-based rates or file for acceptance for filing of the rates set forth in the applicable PPA and its rates would then be subject to initial and potentially subsequent reviews by FERC under the FPA, which could result in reductions to the rates.

The Company's projects require licenses, permits and approvals which can be in addition to any required environmental permits. No assurance can be provided that we will be able to obtain, comply with and renew as required all necessary licenses, permits and approvals for these facilities. If we cannot comply with and renew as required all applicable regulations, our business, results of operations and financial condition could be adversely affected.

EPAct 2005 provides incentives for various forms of electric generation technologies, which may subsidize our competitors. In addition, EPAct 2005 requires the FERC to select an industry self-regulatory organization which will impose mandatory reliability rules and standards. Among other things, FERC's rules implementing these provisions allow such reliability organizations to impose sanctions on generators that violate their new reliability rules.

We cannot provide assurance that the introductions of new laws, or other future regulatory developments, will not have a material adverse impact on our business, operations or financial condition.

Projects are Subject to Significant Air Emissions Regulations

Environmental laws and regulations have generally become more stringent over time, and this trend may continue. In particular, the U.S. Environmental Protection Agency, or EPA, has recently promulgated regulations requiring additional reductions in nitrogen oxides, or NOx and sulfur dioxide, or SO2, emissions, commencing in 2009 and 2010 respectively, and has also promulgated regulations requiring reductions in mercury emissions from coal-fired electric generating units, commencing in 2010 with more substantial reductions in 2018. Moreover, certain of the states in which we operate have promulgated air pollution control regulations which are more stringent than existing and proposed federal regulations. Specifically, there is a proposed multi-state carbon cap-and-trade program known as the Regional Greenhouse Gas Initiative, or RGGI, which would apply to the Company's fossil-fueled facilities in the Northeast. A model rule for implementation of RGGI is expected to be released within the next few months.

The Projects Depend on Suppliers Under Fuel Supply Agreements and Increases in Fuel Costs may Adversely Affect the Profitability of the Projects

Revenues in respect of the Projects may be affected by the availability, or lack of availability, of a stable supply of fuel at reasonable prices. To the extent possible, the Projects attempt to match fuel

costs to PPA energy payments. To the extent that fuel costs are not matched directly to PPA energy payments, increases in fuel costs may adversely affect the profitability of the Projects.

The amount of energy generated at the Projects is highly dependent on suppliers under certain fuel supply agreements fulfilling their contractual obligations. The loss of significant fuel supply agreements or an inability or failure by any supplier to meet its contractual commitments may adversely affect cash distributions by the Company.

Upon the expiry or termination of existing fuel supply agreements, the Manager or Project operators will have to renegotiate these agreements or may need to source fuel from other suppliers. There can be no assurance that the Manager or Project operators will be able to renegotiate these agreements or enter into new agreements on similar terms. Furthermore, there can be no assurance as to availability of the supply or pricing of fuel under new arrangements.

The amount of energy generated at the Projects is dependent upon the availability of natural gas, coal, oil or biomass. There can be no assurance of the long-term availability of such resources.

U.S. Federal Income Tax Risks

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences generally applicable to a holder of Common Shares and Subordinated Notes, as represented by IPSs, will not be changed in a manner which adversely affects Non-U.S. Holders.

There is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes as part of a unit that includes common shares of the Company. In light of this absence of direct authority, it cannot be concluded with certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Company intends to take the position that the Subordinated Notes are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Subordinated Notes would be re-characterized as non-deductible distributions with respect to the Company's equity, and the Company's net taxable income and thus its U.S. federal income tax liability would be materially increased. As a result, the Company's after-tax cash flow would be reduced and the Company's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares could be materially and adversely impacted.

ADDITIONAL INFORMATION

Additional information is available on the Company's website at www.atlanticpowercorporation.com, or at www.sedar.com.

Supplementary Information
for the year ended December 31, 2005
Unaudited

	Consolidated and Proportionately Consolidated Projects	Proportionate Consolidation of Equity Investments*	Corporate
INCOME STATEMENT			
Project revenue			
Energy sales	173,841	149,370	-
Indexed swap	6,339	-	-
Other	4,520	7,858	-
	184,700	157,228	-
Project expenses			
Fuel	71,346	94,092	-
Operations and maintenance	30,158	18,589	-
Project operator fees and expenses	6,409	8,769	-
Amortization	36,280	20,088	-
	144,193	141,538	-
Project other income and (expenses)			
Interest expense, net	(5,712)	(6,433)	-
Other income	-	5,015	-
Income tax expense	-	(811)	-
	(5,712)	(2,229)	-
Project income	34,795	13,461	-
Administrative and other expenses			
Management fees and administration	-	-	5,095
Amortization of deferred financing costs	-	-	990
Interest, net	-	-	23,698
Distribution, non-controlling interest	-	-	20,578
Change in fair value of non-controlling interest	-	-	(6,404)
Gain on settlement of non-controlling interest	-	-	(4,184)
Foreign exchange (gain) loss	-	-	6,453
	-	-	46,226
Net income before tax	34,795	13,461	(46,226)
Current income tax expense	-	-	2,539
Net income	34,795	13,461	(48,765)
	-	-	-

* Non-GAAP measure showing composition of revenues and expenses based on Company's share of the Projects accounted for under the equity method

Supplementary Information

for the year ended December 31, 2005

Unaudited

	Consolidated and Proportionately Consolidated Projects	Proportionate Consolidation of Equity Investments *	Corporate
ASSETS			
Current assets			
Cash and cash equivalents	21,784	5,680	11,566
Reserve fund	-	-	10,508
Restricted cash	26,758	16,673	-
Current portion of indexed swap	46,558	-	-
Accounts receivable	28,596	12,328	112
Prepayments, supplies and other	7,573	4,568	329
Income tax receivable	-	-	7,682
	131,269	39,249	30,197
Property, plant, and equipment	428,479	70,195	-
Power purchase and other contracts	174,677	73,000	-
Long-term portion of indexed swap	61,356	-	-
Deferred financing costs	234	-	10,409
Other	1,462	977	10,212
	797,477	183,421	50,818
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	27,108	12,285	894
Revolving credit facility	-	-	10,000
Current portion of long-term debt	21,558	8,142	-
Current portion of indexed swap hedge	25,094	-	-
Interest payable on subordinated notes	-	-	2,303
Distribution payable, non-controlling interest	-	-	1,429
Dividends payable	-	-	1,258
Other	3,719	-	-
	77,479	20,427	15,884
Long-term debt	224,482	79,473	-
Other liabilities, non-controlling interest	-	-	169,479
Subordinated notes	-	-	251,844
Indexed swap hedge	33,453	-	-
Other liabilities	39,827	5,186	-
	375,241	105,086	437,207
Shareholders' equity			
Common stock	-	-	148,025
Project equity	422,236	78,335	(500,571)
Retained earnings (deficit)	-	-	(33,843)
Total shareholders' equity	422,236	78,335	(386,389)
	797,477	183,421	50,818
	-	-	-

* Non-GAAP measure showing composition of the assets and liabilities based on Company's share of the Projects accounted for under the equity method

Atlantic Power Corporation
PROJECT EBITDA
(In thousands of U.S. dollars)

	Three months ended Dec 31, 2005	Year Ended Dec 31, 2005
	(Unaudited)	
EBITDA from consolidated and proportionately consolidated projects		
Badger Creek	1,176	4,656
Chambers	7,152	9,058
Koma Kulshan	245	694
Lake	7,217	25,957
Mid-Georgia	1,769	5,251
Onondaga	(427)	3,939
Orlando	3,204	8,998
Pasco	3,836	13,782
Stockton	586	2,577
Topsham	560	1,449
Other	-	426
Total EBITDA from consolidated and proportionately consolidated projects	25,318	76,787
Amortization	13,607	36,280
Interest expense, net	1,139	5,712
Consolidated and proportionately consolidated project earnings, net	10,572	34,795
EBITDA from equity projects		
Delta-Person	484	1,984
Gregory	1,307	5,278
Jamaica	607	3,935
Masspower	(298)	3,186
Rumford	1,861	7,238
Selkirk	801	14,281
Other	71	(124)
Total EBITDA from equity accounted projects	4,833	35,778
Amortization	9,162	20,088
Interest expense, net	843	6,433
Gain on disposal of equity investment	(2,405)	(5,015)
Other expense	146	811
Equity earnings, net	(2,913)	13,461
Total consolidated and proportionately consolidated project earnings, net	10,572	34,795
Total equity earnings, net	(2,913)	13,461
Income before the undernoted	7,659	48,256

Certification of Annual Filings

FORM 52-109F1

I, Mark Byskov, Chief Financial Officer of Atlantic Power Management, LLC, the Manager of Atlantic Power Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation (the issuer) for the period ending on December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluations.

Date: March 31, 2006

"*Mark Byskov*"

Mark Byskov
Chief Financial Officer
Atlantic Power Management, LLC
As Manager of
Atlantic Power Corporation

Certification of Annual Filings

FORM 52-109F1

I, Barry E. Welch, Chief Executive Officer of Atlantic Power Management, LLC, the Manager of Atlantic Power Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation (the issuer) for the period ending on December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluations.

Date: March 31, 2006

"Barry E. Welch"

Barry E. Welch
Chief Executive Officer
Atlantic Power Management, LLC
As Manager of
Atlantic Power Corporation

ATLANTIC POWER CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

The following code of business ethics was adopted by the board of directors of Atlantic Power Corporation (the "**Issuer**") on December 13, 2004.

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but sets out basic principles to guide all directors, managers, officers and employees of the Issuer and of Atlantic Power Management, LLC (the "**Manager**") and their subsidiaries (collectively, "**Atlantic Power Personnel**"). All Atlantic Power Personnel must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.

If a law conflicts with a policy in this Code, Atlantic Power Personnel must comply with the law. If a local custom or policy conflicts with this Code, Atlantic Power Personnel must comply with this Code. If you have any questions about these conflicts, you should ask a senior officer of the Manager how to handle the situation. **The Manager is responsible for administering this Code and Barry Welch, Chief Executive Officer of the Manager, is the contact person for any questions regarding the Code (phone (617) 531-6371).**

Atlantic Power Personnel who violate the standards in this Code will be subject to disciplinary action, up to and including termination of their employment or other relationship with the Issuer or its subsidiaries (collectively, the "Atlantic Power Entities"). If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below under "Compliance Procedures".

THE CODE

Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Atlantic Power Entities' ethical standards are built and is critical to our reputation and continued success. All Atlantic Power Personnel must respect and obey the laws of the various jurisdictions in which the Atlantic Power Entities operate and avoid even the appearance of impropriety. Although not all Atlantic Power Personnel are expected to know the details of these laws, it is important to know enough to determine when to seek advice from executive members or other appropriate personnel. Barry Welch, Chief Executive Officer of the Manager, is available to assist Atlantic Power Personnel in determining applicable legal requirements and to seek the advice of legal counsel where appropriate.

Conflicts of Interest

A "conflict of interest" exists when a person's private interests interfere in any way with the interests of the Atlantic Power Entities. A conflict of interest can arise when Atlantic Power Personnel take actions or have interests that may make it difficult for them to perform their work for an Atlantic Power Entity objectively and effectively. Conflicts of interest also may arise when Atlantic Power Personnel or members of their families receive improper personal benefits as a result of their positions with an Atlantic Power Entity.

Conflicts of interest are prohibited as a matter of policy, except as may be approved by the board of directors of the Issuer. Conflicts of interest may not always be clear-cut. If you have a question, you should consult with your supervisor or department head. Any Atlantic Power Personnel who become aware of a conflict or potential conflict should bring it to the attention of a supervisor or department head and consult the procedures described below under "Compliance Procedures".

Confidentiality

Atlantic Power Personnel must maintain the confidentiality of confidential information entrusted to them by any Atlantic Power Entity and persons with whom the Atlantic Power Entities do business, except when disclosure is authorized under the Confidential Information Policy or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to any Atlantic Power Entity or the person to whom it relates if disclosed. The obligation to preserve the confidentiality of confidential information continues even after Atlantic Power Personnel cease to have a relationship with the Atlantic Power Entities.

Atlantic Power Personnel who have access to confidential information are not permitted to use or share that information for trading purposes or for any other purpose except the conduct of the Atlantic Power Entities' business. All Atlantic Power Personnel should read and abide by the Issuer's Confidential Information Policy, Disclosure Policy and Insider Trading Policy.

Corporate Opportunities

Atlantic Power Personnel are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or positions without the consent of the board of directors and from using corporate property, information or positions for improper personal gain. No Atlantic Power Personnel may compete with any of the Atlantic Power Entities directly or indirectly. Atlantic Power Personnel owe a duty to each Atlantic Power Entity to advance its legitimate interests when the opportunity to do so arises.

Protection and Proper Use of Atlantic Power Entity Assets

All Atlantic Power Personnel should endeavor to protect Atlantic Power Entity assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the profitability of the Atlantic Power Entities. Any suspected incident of fraud or theft should be reported immediately to your supervisor or department head for investigation.

The obligation of Atlantic Power Personnel to protect the assets of the Atlantic Power Entities includes the Atlantic Power Entities' proprietary information. Proprietary information includes any information that is not known generally to the public or would be helpful to competitors of any of the Atlantic Power Entities. Examples of proprietary information include intellectual property (such as trade secrets, patents, trademarks and copyrights), business, marketing and service plans, designs, databases, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Atlantic Power Entity policy and could be illegal and result in civil or criminal penalties. The obligation to preserve the confidentiality of proprietary information continues even after Atlantic Power Personnel cease to have a relationship with the Atlantic Power Entities.

Atlantic Power Entity assets may never be used for illegal purposes.

Competition and Fair Dealing

The Atlantic Power Entities seek to excel and to outperform any competitors fairly and honestly through superior performance and not through unethical or illegal business practices. Taking proprietary information without the owner's consent, inducing disclosure of that information by past or present employees of other persons or using that information is prohibited. Atlantic Power Personnel should respect the rights of, and deal fairly with, the Atlantic Power Entities' competitors and persons with whom the Atlantic Power Entities have a business relationship. No Atlantic Power Personnel should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of proprietary information, misrepresentation of material facts or any other intentional unfair-dealing practice. Nor should any Atlantic Power Personnel act in a manner that may be anti-competitive under anti-trust laws. Barry Welch, Chief Executive Officer of the Manager, is available to assist Atlantic Power Personnel in determining the application of those laws and to seek the advice of legal counsel where appropriate.

Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationships among business partners. These courtesies may include such things as meals and beverages, tickets to sporting or

cultural events, discounts not available to the general public, accommodation and other merchandise or services. In some cultures, they play an important role in business relationships. However, a problem may arise when these courtesies compromise, or appear to compromise, an Atlantic Power Entity's ability to make fair and objective business decisions or to gain an unfair advantage.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times and do not change during traditional gift-giving seasons.

No gift or entertainment should ever be offered, given, provided, authorized or accepted by any Atlantic Power Personnel or their family members unless it is not a cash gift, is consistent with customary business practices, is not excessive in value, cannot be construed as a bribe or payoff and does not violate any laws. Strict rules apply when an Atlantic Power Entity does business with governmental agencies and officials (as discussed in more detail below). Atlantic Power Personnel should discuss with their supervisor or department head any gifts or proposed gifts about which they have any questions.

Payments to Government Personnel

All Atlantic Power Personnel must comply with all laws prohibiting improper payments to domestic and foreign officials. Other governments have laws regarding business gifts that may be accepted by government personnel. The promise, offer or delivery to an official or employee of various governments of a gift, favour or other gratuity in violation of these laws would not only violate the Atlantic Power Entities' policies but could also be a criminal offence. Illegal payments should not be made to government officials of any country. Barry Welch, Chief Executive Officer of the Manager, can provide guidance to Atlantic Power Personnel in this area.

Discrimination and Harassment

The diversity of Atlantic Power Personnel is a tremendous asset. The Atlantic Power Entities are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Violence and threatening behavior are not permitted. Atlantic Power Personnel are encouraged to speak with Barry Welch, Chief Executive Officer of the Manager, when a co-worker's conduct makes them uncomfortable and to report harassment when it occurs.

Health and Safety

The Atlantic Power Entities strive to provide all Atlantic Power Personnel with a safe and healthy work environment. All Atlantic Power Personnel have responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions to a supervisor or department head. Being under the influence, and the possession, of illegal drugs in the workplace will not be tolerated. Atlantic Power Personnel should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol.

Accuracy of Records and Reporting

The Atlantic Power Entities require honest and accurate recording and reporting of information to make responsible business decisions. Each Atlantic Power Entity's accounting records are relied upon to produce reports for management, directors, managers, securityholders, governmental agencies and persons with whom the applicable Atlantic Power Entity does business. All of each Atlantic Power Entity's financial statements and the books, records and accounts on which they are based must appropriately reflect such Atlantic Power Entity's activities and conform to applicable legal, accounting and auditing requirements and to the Atlantic Power Entity's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless required by applicable law or regulation.

All Atlantic Power Personnel have a responsibility, within the scope of their positions, to ensure that each Atlantic Power Entity's accounting records do not contain any false or intentionally misleading entries. The Atlantic Power Entities do not permit intentional misclassification of transactions as to accounts, departments or accounting records.

All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period.

Many Atlantic Power Personnel use business expense accounts, which must be documented and recorded accurately. If Atlantic Power Personnel are not sure whether a certain expense is legitimate, a supervisor or department head can provide advice. General rules and guidelines are available from Barry Welch, Chief Executive Officer of the Manager.

Business records and communications often become public through legal or regulatory proceedings or the media. Atlantic Power Personnel should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations that can be misunderstood. This requirement applies equally to communications of all kinds, including e-mail, informal notes, internal memos and formal reports.

WAIVERS OF THE CODE

Any waiver of this Code for directors, managers or executive officers may be made only by the directors (or a committee of the board of directors to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation.

REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

Each of the Atlantic Power Entities has a strong commitment to the conduct of its business in a lawful and ethical manner. Atlantic Power Personnel are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the Atlantic Power Entities not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing that it is false. All Atlantic Power Personnel are expected to cooperate in internal investigations of misconduct.

COMPLIANCE PROCEDURES

All Atlantic Power Personnel must work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that the Atlantic Power Entities have a way to approach a new question or problem. These are the steps to keep in mind:

- Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.
- Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will help you to focus on the specific question you are faced with and the alternatives you have. Use your judgement and common sense - if something seems like it might possibly be unethical or improper, it probably is.
- Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.
- Discuss the problem with your manager. This is the basic guidance for all situations. In many cases, your manager will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your manager's responsibility to help solve problems.
- Seek help from company resources. In the rare case where it may not be appropriate to discuss an issue with your manager, or where you do not feel comfortable approaching your manager with your question, discuss it locally with your "two-up". If that is not appropriate for any reason, contact Barry Welch, Chief Executive Officer of the Manager.

- You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Atlantic Power Entities do not permit retaliation of any kind against employees for good faith reports of ethical violations.
- Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

Consolidated Financial Statements
(In U.S. dollars)

ATLANTIC POWER CORPORATION

Year ended December 31, 2005 and period from November 18, 2004 to December 31, 2004

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Atlantic Power Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the year December 31, 2005 and period from November 18, 2004 to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year December 31, 2005 and period from November 18, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

March 31, 2006

ATLANTIC POWER CORPORATION

Consolidated Balance Sheets
(In thousands of U.S. dollars)

December 31, 2005 and 2004

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 33,350	$ 22,663
Reserve fund	10,508	12,509
Restricted cash	26,758	28,971
Current portion of indexed swap (note 14)	46,558	29,899
Accounts receivable	28,708	17,522
Prepayments, supplies and other	7,902	4,771
Income tax receivable	7,682	–
	161,466	116,335
Property, plant and equipment (note 4)	428,479	293,988
Equity investments (note 5)	78,335	139,696
Intangible assets (note 6)	174,677	105,914
Long-term portion of indexed swap (note 14)	61,356	69,692
Deferred financing costs	10,643	11,399
Other	11,674	3,179
	$ 926,630	$ 740,203
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 28,002	$ 17,780
Revolving credit facility (note 7)	10,000	–
Current portion of long-term debt (note 8)	21,558	13,764
Current portion of indexed swap hedge (note 14)	25,094	7,320
Interest payable on Subordinated Notes	2,303	2,719
Distribution payable, non-controlling interest	1,429	2,622
Dividends payable	1,258	1,338
Other	3,719	4,714
	93,363	50,257
Long-term debt (note 8)	224,482	85,302
Subordinated notes (note 9)	251,844	206,927
Other liabilities, non-controlling interests (note 10)	169,479	236,928
Indexed swap hedge (note 14)	33,453	22,973
Other liabilities	39,827	37,667
Shareholders' equity:		
Common stock (note 11)	148,025	121,381
Deficit	(33,843)	(21,232)
	114,182	100,149
Commitments and contingencies (note 13)		
	$ 926,630	$ 740,203

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Ken Hartwick" Director "Irving Gerstein" Director

ATLANTIC POWER CORPORATION

Consolidated Statements of Operations and Deficit
(In thousands of U.S. dollars, except per share amount)

Year ended December 31, 2005 and period from
November 18, 2004 to December 31, 2004

	2005	2004
Project revenue:		
Energy sales	$ 173,841	$ 16,628
Indexed swap (note 14)	6,339	1,274
Other	4,520	588
	184,700	18,490
Project expenses:		
Fuel	71,346	6,865
Operations and maintenance	30,158	3,389
Project operator fees and expenses (note 15)	6,409	743
Amortization	36,280	3,579
	144,193	14,576
Project other income (expense):		
Equity earnings, net (note 5)	8,446	593
Interest expense, net	(5,712)	(868)
Gain on disposal of equity investment	5,015	–
	7,749	(275)
Project income	48,256	3,639
Administrative and other expenses:		
Management fees and administration (note 15)	5,095	1,270
Amortization of deferred financing costs	990	116
Interest, net	23,698	2,769
Distribution, non-controlling interest	20,578	2,622
Change in fair value of non-controlling interest (note 10)	(6,404)	16,490
Gain on settlement of non-controlling interest	(4,184)	–
Foreign exchange loss	6,453	266
	46,226	23,533
Income (loss) before income taxes	2,030	(19,894)
Income taxes (note 12)	2,539	–
Loss for the period	(509)	(19,894)
Deficit, beginning of period	(21,232)	–
Dividends	(12,102)	(1,338)
Deficit, end of period	$ (33,843)	$ (21,232)
Basic loss per share (note 17)	$ 0.01	$ 0.57

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Year ended December 31, 2005 and period from
November 18, 2004 to December 31, 2004

	2005	2004
Cash flows from (used in) operating activities:		
Loss for the period	$ (509)	$ (19,894)
Items not involving cash:		
Amortization	37,270	3,695
Equity earnings	(8,446)	(593)
Gain on settlement of non-controlling interest	(4,184)	–
Change in fair value of non-controlling interest	(6,404)	16,490
Amortization of gas transportation contracts	(7,300)	(540)
Foreign exchange loss	8,281	266
Market value adjustments on indexed swap and hedge	(6,339)	(1,274)
Amortization of other liabilities and deferred revenue	1,959	(417)
Change in fair value of interest rate swaps	(4,432)	–
Gain on disposal of equity investment	(5,015)	–
Future income taxes	(6,420)	–
Other	369	–
Change in non-cash operating working capital	(2,654)	7,612
Indexed swap and hedge settlements	26,270	3,878
Distributions from equity investments	15,924	3,674
	38,370	12,897
Cash flows from (used in) financing activities:		
Proceeds from issuance of common stock	26,644	128,974
Proceeds from issuance of Subordinated Notes	37,730	205,934
Equity issuance costs	–	(7,593)
Deferred financing costs	(239)	(11,515)
Proceeds from draw on revolving credit facility	25,000	–
Repayment of revolving credit facility	(15,000)	–
Repayment of long-term debt	(20,679)	(3,410)
Repayment of assumed debt on acquisition	–	(167,831)
Dividends paid	(12,182)	–
Repayment of obligations to non-controlling interest	(64,374)	(39,742)
	(23,100)	104,817
Cash flows from (used in) investing activities:		
Proceeds on disposal of equity investment	59,365	–
Acquisitions, net of cash acquired (note 2)	(63,391)	(83,275)
Purchase of property, plant and equipment	(2,558)	(86)
Proceeds on disposal of property, plant and equipment	–	77
Change in reserve fund	2,001	(12,509)
Other	–	742
	(4,583)	(95,051)
Increase in cash and cash equivalents	10,687	22,663
Cash and cash equivalents, beginning of period	22,663	–
Cash and cash equivalents, end of period	$ 33,350	$ 22,663
Supplemental cash flow information:		
Interest paid	$ 35,958	$ 1,003
Equity issued to non-controlling interest (note 2)	–	259,082

See accompanying notes to consolidated financial statements.

(In thousands of U.S. dollars)

Atlantic Power Corporation (the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004 and continued to the Province of British Columbia on July 8, 2005. The Company issued income-participating securities ("IPSs") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive.

The Company has indirect interests in 15 power generation projects located primarily in the United States of America (collectively, the "Projects"). Two of the Projects are wholly owned subsidiaries of the Company, being Onondaga Cogeneration Limited Partnership ("Onondaga") and Lake Cogen Ltd. ("Lake").

The Projects are primarily "qualifying facilities" ("QFs") and "exempt wholesale generators" ("EWGs"), which have long-term contracts to sell power. QFs are small power producers or cogenerators (power producers that produce steam as a by-product of the electricity-generating process for use in a second industrial process) that meet certain operating, efficiency and fuel-use standards set forth by the United States' Federal Energy Regulatory Commission ("FERC").

1. **Significant accounting policies:**

(a) Basis of consolidation:

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the consolidated accounts of all of its subsidiaries. The Company uses equity accounting for investments in which it has significant influence but does not control. The Company proportionately consolidates investments in which it has joint control. The Company eliminates intercompany accounts and transactions.

In June 2003, The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG-15"). AcG-15 addresses the application of consolidation principles to certain entities that are subject to control on a basis of control other than ownership of voting interests. AcG-15 addresses when an enterprise should include the assets, liabilities and results of activities of such an entity in its consolidated financial statements. The Company adopted AcG-15 on a retroactive basis. The adoption had no impact on opening deficit. The Company has one variable interest entity acquired during 2005 (note 2(b)).

1. Significant accounting policies (continued):

(b) Cash and cash equivalents, reserve fund and restricted cash:

Cash and cash equivalents include cash deposited at banks and highly liquid investments with original maturities of three months or less.

The reserve fund represents short-term investments and cash that management has set aside to support future distributions and to use in part to make acquisitions.

Restricted cash represents cash and short-term investments maintained in accounts administered by a separate agent as required under certain Projects' debt agreements.

(c) Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful life of the related asset. The amortization period for facilities ranges from 9 to 33 years. The weighted average period of amortization is 23 years.

(d) Intangible assets:

Intangible assets include power purchase contracts, fuel supply agreements and licenses and rights.

Power purchase contracts are valued at the time of acquisition based on the rates received under the power purchase contracts relative to projected market rates. The balances are net of accumulated amortization. Amortization is provided on a straight-line basis over the remaining term of the contract. The amortization period ranges from 3 to 19 years. The weighted average period of amortization is 10 years.

Fuel supply agreements are valued at the time of acquisition based on the rates projected to be paid under the fuel supply agreement relative to projected market rates. The amortization period ranges from 4 to 18 years. The weighted average period of amortization is 10 years.

1. Significant accounting policies (continued):

Licenses and rights are valued at the time of acquisition based on the estimated value. Amortization is provided on a straight-line basis over the remaining benefit period of the licenses and rights.

(e) Revenue recognition:

Generally, the Company recognizes revenue when electricity and steam are delivered under the terms of the related contracts. If the power purchase contract has pricing that fluctuates over the term of the contract then the Company recognizes revenue based on the estimated average rate for the duration of the contract with the difference between cash received and revenue recognized reflected as deferred revenue.

Onondaga recognizes revenue as the swap agreements it has entered settle monthly, net of any change in fair value on these swap agreements (note 14).

(f) Income taxes:

Income taxes are accounted for using the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.

A valuation allowance is recorded against future tax assets to the extent that it is more likely than not that the future tax asset will not be realized.

(g) Gas transportation contracts:

Onondaga has certain long-term commitments for the provision of natural gas transportation service to the Onondaga project through the year 2013. The contracts all provide for fixed monthly demand charges, in addition to variable commodity charges based on the quantity of gas transported. Obligations related to the long-term gas transportation agreements were recognized as liabilities in purchase accounting upon the acquisition of Onondaga by the Company. These obligations are being relieved over the remaining lives of the contracts.

1. Significant accounting policies (continued):

All of the Company's other gas transportation costs are expensed as incurred.

(h) Accounting for derivatives:

The Company uses financial derivative agreements in the form of interest rate swaps and foreign exchange forward contracts to manage its current and anticipated exposure to fluctuations in interest rates and foreign currency exchange rates. On occasion, the Company has also entered into natural gas supply contracts and natural gas forwards or swaps to minimize the effects of the price volatility of natural gas which is a major production cost. The Company does not enter into financial derivative agreements for trading or speculative purposes; however, not all derivatives qualify for hedge accounting.

The Company follows Accounting Guideline 13, Hedging Relationships ("AcG-13"), issued by CICA, which addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting and provides guidance with respect to the discontinuance of hedge accounting. Derivative financial instruments not designated within an AcG-13 compliant hedging relationship are measured at fair value with changes in fair value recorded in the consolidated statements of operations and deficit. Derivative financial instruments not designated as hedges are the foreign currency forward contracts, the indexed swap and the indexed swap hedge agreements and certain interest rate swaps. Mark to market adjustments of the foreign currency forward contracts are reflected in foreign exchange loss, indexed swap and indexed swap hedge agreements are netted and reflected as indexed swap under project revenue and adjustments of interest rate swaps are reflected in project interest expense in the consolidated statements of operations.

Effectiveness tests are performed to evaluate hedge effectiveness at inception and on an ongoing basis, both retroactively and prospectively. Unrealized gains or losses on the interest rate swaps designated within a compliant AcG-13 relationship are not recognized.

Gains and losses on natural gas forward contracts and swaps which are designated as a hedge of fuel costs are recognized in income as actual fuel costs are recognized.

Natural gas supply contracts in the normal course of business in which the Company takes possession of the natural gas are treated as executory contracts.

1. Significant accounting policies (continued):

(i) Asset retirement obligations:

The fair value of estimated asset retirement obligations is recognized in the consolidated balance sheet when identified and a reasonable estimate of fair value can be made. The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. The asset retirement costs are amortized over the asset's estimated useful life and included in amortization expense on the consolidated statements of operations and deficit. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statements of operations and deficit. Actual expenditures incurred are charged against the accumulated obligation.

(j) Long-lived assets:

Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(k) Deferred financing costs:

Deferred financing costs consist of loan fees and other costs of financing that are amortized over the term of the related financing using the straight-line method. The amortization period is the term of the debt.

1. Significant accounting policies (continued):

(l) Foreign currency translation:

The Company's functional currency and reporting currency is the United States dollar. The functional currency of the Company's subsidiaries and other investments is the United States dollar. Monetary assets and liabilities denominated in Canadian dollars are translated into United States dollars using the rate of exchange in effect at the end of the year. All transactions denominated in Canadian dollars are translated into United States dollars at the exchange rates in effect at the transaction date. Foreign currency translation gains and losses are reflected in the consolidated statements of operations and deficit.

(m) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. During the periods presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property, plant and equipment and power purchase contracts, the recoverability of equity investments, the recoverability of future tax assets, and the fair value of financial instruments and derivatives. These estimates and valuation assumptions are based on present conditions and management's planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

(n) Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

(In thousands of U.S. dollars)

2. Acquisitions:

The Company formed Atlantic Power Holdings, LLC ("Atlantic Holdings"), a Delaware limited liability company, for the purpose of acquiring indirect interests in 15 Projects from Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC (the "Existing Investors") and acquired the interests of the Existing Investors in the Projects that were held by their wholly owned subsidiaries.

(a) Adjustment of 2004 acquisition:

On November 18, 2004, the Company acquired for total consideration of $522,638 (including $1,014 in acquisition costs) an indirect interest in 15 projects located primarily in the United States of America. During the year ended December 31, 2005, the fair value of certain projects was finalized. The purchase price allocation has been adjusted as follows:

	Preliminary purchase equation	Adjustments	Revised purchase equation
Working capital	$ 47,213	$ 577	$ 47,790
Equity investments	142,777	467	143,244
Property, plant and equipment	296,132	6,002	302,134
Intangible assets	107,340	1,175	108,515
Indexed swap and hedge, net	71,902	–	71,902
Other liabilities	(2,242)	(991)	(3,233)
Long-term debt	(102,476)	(810)	(103,286)
Gas transportation contracts	(38,008)	–	(38,008)
Future tax liability	–	(6,420)	(6,420)
Total purchase price	522,638	–	522,638
Less repayment of assumed debt	167,831	–	167,831
	354,807	–	354,807
Less cash acquired	12,000	–	12,000
	$ 342,807	$ –	$ 342,807
Consideration represented by:			
Cash paid, net of cash acquired	$ 83,725	$ –	$ 83,725
Non-controlling interest liability (note 10)	259,082	–	259,082
	$ 342,807	$ –	$ 342,807

(In thousands of U.S. dollars)

2. Acquisitions (continued):

(b) Epsilon Power Partners, LLC acquisition:

On September 8, 2005, the Company acquired Epsilon Power Partners, LLC ("Epsilon") for cash consideration of $65,008 including acquisition costs of $564. Epsilon owns a 40% interest in Chambers Cogeneration LP ("Chambers"), the owner and operator of a 262 megawatt pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's Chambers Works complex in south western New Jersey. The purchase price has been allocated as follows:

Working capital	$ 9,541
Property, plant and equipment	142,817
Intangible assets	87,258
Other liabilities	(7,766)
Long-term debt	(166,842)
Total purchase price	65,008
Less cash acquired	1,617
Cash paid, net of cash acquired	$ 63,391

The property, plant and equipment will be amortized over its remaining life estimated as 23 years. The intangible assets will be amortized over periods ranging from 18 years to 23 years.

The Company remains in the process of finalizing its purchase price allocation and the tax basis of the assets acquired.

(c) Project acquisition:

During the year ended December 31, 2005, Atlantic Holdings increased its interest in one of its existing projects. The fair value of the interest acquired by the Company was $1,074 and was financed by cash consideration at the project level.

(In thousands of U.S. dollars)

3. **Joint venture investments:**

The Company accounts for eight entities under proportionate consolidation. Chambers was acquired in 2005 (note 2(b)).

Entity name	Proportion consolidated
Badger Creek Limited	50.0%
Chambers	40.0%
Koma Kulshan Associates	50.0%
Mid-Georgia Cogen LP	50.0%
Orlando Cogen Limited LP	50.0%
Pasco Cogen Ltd.	49.9%
Stockton Cogen Company	50.0%
Topsham Hydro Assets	50.0%

The following summarizes the balance sheet at December 31, 2005 and 2004 and, operating results and distributions for the year ended December 31, 2005 and the period from November 18, 2004 to December 31, 2004 for the Company's proportionate share for the eight entities:

	Company's share 2005	2004
Assets		
Current assets	$ 64,776	$ 43,658
Non-current assets	526,761	231,390
	$ 591,537	$ 275,048
Liabilities		
Current liabilities	$ 46,940	$ 23,857
Non-current liabilities	243,552	87,238
	$ 290,492	$ 111,095

(In thousands of U.S. dollars)

3. Joint venture investments (continued):

	Company's share 2005	2004
Operating results:		
Revenue	$ 126,989	$ 11,953
Net income	9,231	1,262
Distributions	$ 19,107	$ 6,700

4. Property, plant and equipment:

	2005	2004
Cost	$ 447,595	$ 296,141
Less accumulated amortization	19,116	2,153
	$ 428,479	$ 293,988

Amortization expense of $16,886 (2004 - $2,153) was expensed during the year.

(In thousands of U.S. dollars)

5. Equity investments:

The Company has an investment in five entities accounted for under the equity method. The entities are Delta-Person Limited Partnership, Gregory Power Partners LP, Jamaica Private Power Limited Company, Rumford Cogeneration Company LP and Selkirk Cogen Partners LP. The Company owns its interests in Gregory Power Partners LP and a portion of its interest in Rumford Cogeneration Company LP through Javelin Energy LLC. On December 28, 2005, the Company sold its interest in MASSPOWER for proceeds of $59,365 realizing a gain on disposition of $5,015. An analysis of the investments is presented below:

	2005	2004
Equity investments, beginning of period (note 2)	$ 139,696	$ 142,777
Adjustment to purchase price allocations (note 2)	467	–
Disposal of equity investment	(54,350)	–
Equity earnings, net	8,446	593
Distributions received	(15,924)	(3,674)
Equity investments, end of period	$ 78,335	$ 139,696

The fair value increment on acquisition of the investments has been allocated to property, plant and equipment and intangible assets.

6. Intangible assets:

Intangible assets include power purchase contracts, fuel supply agreement and license and rights.

	2005	2004
Power purchase agreements	$ 14,832	$ 107,340
Fuel supply agreements	110,403	–
Licenses and rights	70,538	–
	195,773	107,340
Less accumulated amortization	21,096	1,426
	$ 174,677	$ 105,914

Amortization expense of $19,670 (2004 - $1,426) was expensed during the year.

(In thousands of U.S. dollars)

7. Credit facility:

The Company has a $75,000 revolving credit facility maturing November 18, 2007, which bears interest at a rate equal to LIBOR or U.S. Base Rate, plus an applicable margin to those rates. At December 31, 2005, $10,000 was drawn and an additional $15,061 (2004 - $14,750) was allocated, but not drawn to support letters of credit. The Company has to meet certain financial covenants. The facility is secured by pledges of assets and interests in certain subsidiaries and Projects.

8. Long-term debt:

	2005	2004
Project debt of joint ventures, interest ranging from 3.25% to 9.125%, expiring between 2006 and 2018	$ 246,040	$ 99,066
Less current portion of project debt of joint ventures	21,558	13,764
	$ 224,482	$ 85,302

Principal payments due under the terms of non-recourse financing at the Projects in the next five years and thereafter are as follows:

2006	$ 21,558
2007	24,022
2008	24,376
2009	15,379
2010	15,320
Thereafter	145,385
	$ 246,040

The Project debt of joint ventures is secured by the respective facility and its contracts with no other recourse to the Company. The loans have certain financial covenants which must be met.

(In thousands of U.S. dollars)

9. Subordinated notes:

	2005	2004
Subordinated Notes (Cdn. $292,207; 2004 - Cdn. $248,727)	$ 251,844	$ 206,927

The Company issued $176,560 of 11% Subordinated Notes in conjunction with its initial public offering of IPSs (note 10) and $30,367 of 11% Subordinated Notes separately. In connection with the October 3, 2005 issuance of IPSs, the Company issued an additional $37,730 of 11% Subordinated Notes. The proceeds of $37,730 include a premium of $605 which is being amortized over the term of the notes. The Subordinated Notes will mature in 2016 subject to redemption under specified conditions at the option of the Company, commencing on or after November 18, 2009. Interest is payable monthly in arrears and the principal repayment will occur at maturity. The Subordinated Notes are secured by a subordinated pledge of the Company's interest in Atlantic Holdings and contain certain restrictive covenants.

10. Other liabilities, non-controlling interest:

The net proceeds from the private placement were used by the Company to increase its common membership ownership in Atlantic Holdings from 58.1% to 70.1%. Atlantic Holdings concurrently redeemed membership interests held indirectly by the Existing Investors, reducing the Existing Investors' common membership ownership from 41.9% to 29.9%.

As of December 31, 2005, the Existing Investors have a 29.9% (2004 - 41.9%) interest in Atlantic Holdings and also have the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest for a two-year period from November 18, 2004. The repurchase of the Existing Investors' interests is conditional upon Atlantic Holdings being able, after utilizing its best efforts, to complete or cause the completion of an equity financing on terms acceptable to the managers of Atlantic Holdings who are independent of the Existing Investors and their affiliates, acting reasonably, to secure the necessary funds to enable it to purchase the Existing Investors' interests. Atlantic Holdings may only finance repurchases of Existing Investors' interests pursuant to the exercise of the rights by issuing additional equity securities. This may occur through the sale of equity interests to the Company, the purchase of which by the Company may be financed by a sale of IPSs or other equity securities of the Company. This liquidity right is treated as a liability of the Company and is recorded at fair value on the consolidated balance sheet. To purchase the remaining 29.9% interest, 22,233,721 IPSs would be required to be issued. Existing Investors must hold a minimum 10% interest in Atlantic Holdings until November 18, 2006.

(In thousands of U.S. dollars)

10. Other liabilities, non-controlling interest (continued):

Any change in fair value of the non-controlling interest is recognized in the consolidated statements of operations and deficit as a change in fair value of non-controlling interest. For the period ended December 31, 2005, a gain of $6,404 (2004 - a cost of $16,490) is reflected in the consolidated statements of operations and deficit.

11. Share capital:

	Number (000's)	Amount
Issuance of common stock, initial public offering	32,000	$ 105,549
Issuance of common stock	4,800	15,832
Balance, December 31, 2004	36,800	121,381
Issuance of common stock	7,539	26,644
Balance, December 31, 2005	44,339	$ 148,025

The Company issued 32,000,000 IPSs for cash pursuant to its initial public offering on November 18, 2004 and a further 4,800,000 IPSs on December 6, 2004. Each IPS was issued for Cdn. $10.00. Each IPS consists of one common share of the Company and Cdn. $5.767 of aggregate principal amount of 11% Subordinated Notes of the Company (note 9). Proceeds of $121,381 (net of offering costs of $7,593) were allocated to common stock.

On October 3, 2005, the Company issued 7,539,000 IPSs at a rate of Cdn. $10.00 per IPS to Caisse de depot et placement du Quebec and certain officers of the Company in a secondary private placement. Proceeds of $26,644 (net of offering costs of $64) were allocated to common stock.

(In thousands of U.S. dollars)

12. Income taxes:

	2005	2004
Current income tax expense	$ 8,959	$ –
Future income tax expense (recovery)	(6,420)	–
	$ 2,539	$ –

The following is a reconciliation of income taxes calculated at the Canadian enacted statutory rate (36.12%) to the provision for income taxes in the consolidated statements of operations and deficit.

	2005	2004
Computed income tax expense at Canadian statutory rate	$ 733	$ (7,186)
Increase (decrease) resulting from:		
Operating in countries with different income tax rates	58	(164)
	791	(7,350)
Valuation allowance	21,547	357
	22,338	(6,993)
Non-taxable foreign-source income	(904)	-
Canadian loss carryfowards	(12,996)	–
Branch profits tax	739	–
Prior year true-up	(6,420)	–
Other	(218)	6,993
	(19,799)	6,993
Income tax expense	$ 2,539	$ –

(In thousands of U.S. dollars)

12. Income taxes (continued):

The tax effect of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2005 are presented below:

	2005	2004
Future tax assets:		
Intangible assets	$ 8,849	$ 8,629
Loss carryforwards	12,996	690
Gas transportation contract and other accrued liabilities	13,321	–
Unrealized foreign exchange loss on subordinated notes	3,427	–
Other	2,702	2,168
Total future tax assets	41,295	11,487
Valuation allowance	(21,904)	(357)
	19,391	11,130
Future tax liabilities:		
Property plant and equipment	15,682	10,336
IPS issuance costs	–	176
Unrealized foreign exchange gain	2,858	–
Other	851	618
Total future tax liabilities	19,391	11,130
Net future tax asset (liability)	$ –	$ –

As of December 31, 2005, the Company has the following net operating loss carryforwards that are scheduled to expire in the following years:

2014	$ 5,504
2015	30,476
	$ 35,980

These losses relate to the Canadian entity and may only be used to offset the future income of the Canadian entity for Canadian income tax purposes. A full valuation allowance was taken against the future tax assets set up in respect of the Canadian entity's loss carryforwards as the Company believes that it is not more likely than not that the Canadian entity would be able to use any of these loss carryforwards.

13. Commitments and contingencies:

(a) In the normal course of business, the Projects may be involved in litigation from time to time.

(i) In July 2005, MASSPOWER and its former partners, including a subsidiary of the Company, were named as defendants in a suit filed by the Massachusetts Municipal Wholesale Electric Company ("MMWEC"), which holds a power purchase agreement entitling it to 7.86% of the capacity and energy of the facility. MMWEC alleges that MASSPOWER has, among other things, breached the agreement by restructuring its natural gas contracts without MMWEC's approval. The MASSPOWER partners filed an answer to the suit denying its material allegations. On December 28, 2005, the MASSPOWER partners sold their interest in the facility to a third party. Under the terms of the purchase and sale agreement, the sellers are indemnified by the buyer with respect to any successful claim against the MASSPOWER partners that may result from the resolution of the suit, which indemnity is secured by the plant. In addition, the buyer may use a portion of the sale price that was placed in escrow pending the outcome of the litigation process toward defence costs and potential claims. The Company has not recognized in income the portion of the sales proceeds placed in escrow on the sale of MASSPOWER of $437. Management of the Company believes that the settlement of this dispute will have no material impact to the Company.

(ii) Chambers, in which the Company owns a 40% indirect interest, has filed suit against its coal supplier, CONSOL Pennsylvania Coal Company and related entities, over a disagreement involving the pricing of a portion of the annual coal deliveries to the plant. Chambers seeks, among other things, (1) a declaratory judgement regarding the terms of the agreement, (2) damages for missed deliveries, and (3) injunctive relief to ensure delivery of all coal requested under the contract. The coal supplier has asserted affirmative defences and counterclaims in its answer, including claims of unjust enrichment and fraud, and the parties are currently in the discovery process. On December 1, 2005, Chambers moved to dismiss the claims of fraud and unjust enrichment, as well as making requests for punitive damages should the fraud claim be dismissed. An order on the Chambers motion is pending. Management of the Company believe the coal supplier's affirmative defences and counterclaims are without merit and the situation is at too early a stage to estimate exposure. The coal supplier is continuing to supply coal.

(In thousands of U.S. dollars)

13. Commitments and contingencies (continued):

(iii) The Rumford cogeneration facility purchases its coal from Massey Coal Sales Company ("Massey"). Massey's coal is delivered through a Sprague Energy Corp. ("Sprague") marine terminal. Massey and Sprague are disputing terms and compensation for certain terminal services provided by Sprague. Massey asserts that Rumford also has failed to pay certain amounts due under the coal supply agreement. The amounts in dispute are not material and management has not yet formed an expectation regarding the potential outcome of this suit. Massey continues to supply coal to the plant on a timely basis.

(b) Certain projects have long-term contracts for supply and transportation of fuel. The contracts may have minimum volumetric commitments of delivery, but these obligations are non-recourse to the Company.

(c) One of Company's proportionately consolidated joint ventures contains a going concern qualification in the auditor's report based on the assessment that the project's debt reserves would likely be utilized over a period of years and, absent changes in the relevant power and electricity markets, could need to renegotiate with its lenders in or around the year 2010.

(d) Certain projects provide letters of credit ("LOCs") to PPA buyers for contingent project obligations. The Company's aggregate share of these LOCs was $15,061 at December 31, 2005 (2004 - $14,750) supported by the Company's revolving credit facility.

14. Indexed swap:

A swap agreement (the "Indexed Swap") between the power utility and Onondaga has replaced the Project's original power purchase contract. The Indexed Swap expires on June 30, 2008. The Indexed Swap is a financial instrument under which the utility company makes monthly payments to Onondaga based upon the differential between an indexed "contract price" and a market reference price for electricity. The indexed contract price fluctuates in relation to the market cost of natural gas and a prescribed index of inflation. The notional quantity of electricity for the purpose of these calculations is fixed for the full term of the Indexed Swap.

(In thousands of U.S. dollars)

14. Indexed swap (continued):

In May 2004, Onondaga contributed the Indexed Swap to a newly formed wholly owned special purpose subsidiary, Onondaga Power Swap Holdings. LLC ("OPSH"). Onondaga has guaranteed OPSH's obligations to the utility company under the Indexed Swap. Also in May 2004, OPSH entered into commodity hedges (the "Indexed Swap Hedge"), in order to lock in favourable gas, power and capacity pricing under the Indexed Swap. The hedges extend through June 30, 2008 and remove almost all commodity exposure from the Indexed Swap through its term.

Changes related to the Indexed Swap are summarized below:

	2005	2004
Fair value, as of December 31, 2004	$ 99,591	$ 101,468
Increase in fair value during the period	46,818	1,880
Settlements received	(38,495)	(3,757)
Fair value, as of December 31, 2005	$ 107,914	$ 99,591

Changes related to the Indexed Swap Hedge:

	2005	2004
Fair value, as of December 31, 2004	$ (30,293)	$ (29,566)
Increase in fair value during the period	(40,479)	(606)
Settlements received	12,225	(121)
Fair value, as of December 31, 2005	$ (58,547)	$ (30,293)

15. Related party transactions:

The Company has contracted with Atlantic Power Management, LLC (the "Manager"), a company owned by certain entities that form part of the non-controlling interest (note 10), for management services, including business planning, asset management, acquisitions, financial reporting and general management services. The Manager receives an annual management fee of $300, cost reimbursements and an incentive fee equal to approximately 25% of cash distributions in excess of Cdn $1.00 per IPS and also on existing investors' shares. In 2005, the Manager was paid $2,989 (2004 - $620).

(In thousands of U.S. dollars)

15. Related party transactions (continued):

The Manager subleases its office space from an existing investor under an agreement through 2014. The obligation under this sublease is $130 per year in 2006 and 2007 and a total of $933 for the period 2008 through 2014.

The Company has engaged Caithness Energy, a company affiliated with the non-controlling interest to provide operations and maintenance at four of the Projects and accounting, taxes and other administrative functions for 12 of the Projects. In 2005, Caithness Energy was paid $2,750 (2004 - $687).

16. Fair values of financial instruments:

The fair values of cash and cash equivalents, cash reserve fund, restricted cash, accounts receivable, dividends payable and accounts payable and accrued liabilities approximate carrying values due to the short-term nature of these balances.

The Indexed Swap and Hedge agreements (note 14) are recorded at their estimated fair value based on estimated future cash flows taking into account certain assumptions, including forecasts of future energy prices, inflation rates, discount rates and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair value of this agreement.

The non-controlling interests are carried at estimated fair value based on the quoted market value of the IPSs.

The foreign exchange forward contracts are carried at estimated fair value based on quoted market value.

The fair value of long-term debt approximates its carrying value based on discounting of cash flows at current market rates.

(In thousands of U.S. dollars)

16. Fair values of financial instruments (continued):

The fair value of derivative financial instruments is as follows:

	Fair value		Carrying value	
	2005	2004	2005	2004
Indexed swap	$ 107,914	$ 99,591	$ 107,914	$ 99,591
Indexed swap hedge	(58,547)	(30,293)	(58,547)	(30,293)
Forward foreign currency contract[ii]	10,212	10,212	1,827	1,827
Interest rate swap assets[i, ii]	–	1,666	–	–
Interest rate swap liabilities[i, iii]	(6,171)	(3,195)	(6,171)	–
Natural gas swap assets[i, ii]	3,183	2,626	–	–

(i) represents the Company's proportionate share of joint venture investments.
(ii) included in other assets on the balance sheet.
(iii) included in other liabilities on the balance sheet.

For the year ended December 31, 2005, the Company has forward contracts to sell U.S. $4,645 and receive Cdn. $5,308 monthly through December 2009. The Company also has forward contracts to sell U.S. $4,645 and receive Cdn. $5,209 monthly during 2010. The average rate during the period to December 2009 is $1.2055 and $1.1225 during 2010.

17. Basic loss per share:

Basic loss per share has been calculated using the weighted average number of units outstanding during the year of 38,659,055 (2004 - 34,727,273).

18. Segmented information:

The Company operates 14 Projects in the United States. It has one Project in Jamaica which is accounted for using the equity method.

The Company has one line of business being the sale of energy.

Revenue is earned primarily from contracts with large investor-owned utilities. One investment grade utility contributed more than 10% of revenue (60% of revenue), whereas, in the prior year two investment grade utilities contributed more than 10% (58% and 20% of revenue).

AtlanticPower
Corporation

ATLANTIC POWER CORPORATION

ANNUAL INFORMATION FORM

MARCH 30, 2006

TABLE OF CONTENTS

GLOSSARY OF TERMS

In this annual information form, the following terms will have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and vice versa and words importing any gender include all genders:

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Ontario).

"**Acquisition Agreements**" means, collectively, the agreements dated as of November 10, 2004 among the Company, Atlantic Holdings and each of the Existing Investors respecting, among other things, the acquisition by Atlantic Holdings of the Project Holding Entities from the Existing Investors.

"**ArcLight**" means ArcLight Capital Partners, LLC.

"**Atlantic Holdings**" means Atlantic Power Holdings, LLC.

"**avoided cost**" means the incremental expense that a utility would incur to either generate or purchase from an outside source electricity, capacity or both.

"**Btu**" means British thermal unit.

"**business day**" means a day other than a Saturday, Sunday or other day on which banking institutions in the Province of Ontario are authorized or required by law to close.

"**CDS**" means The Canadian Depository for Securities Limited.

"**Code**" means the United States Internal Revenue Code of 1986, as amended.

"**cogeneration**" means the simultaneous production of electricity and thermal energy in the form of heat or steam from a single fuel source.

"**Common Shares**" means the common shares in the capital of the Company.

"**Credit Facility**" means the credit facility provided by a syndicate of financial institutions to Atlantic Holdings on closing of the initial public offering of the Company in an aggregate amount of $50 million.

"**DBRS**" means Dominion Bond Rating Service Limited.

"**Equivalent Amount**" on any given date in one currency (the "first currency") of any amount denominated in another currency (the "second currency") means the amount of the first currency which could be purchased with such amount of the second currency at the rate of exchange approximately equal to the noon rate of exchange quoted by the Bank of Canada on such day for the purchase of the first currency with the second currency.

"**ERISA**" means the United States Employee Retirement Income Security Act of 1974, as amended.

"**ERISA Plan**" shall mean any employee benefit plan that is subject to the fiduciary and prohibited transaction provisions of ERISA and/or any plan that is subject to Section 4975 of the Code, any trust holding assets of such a plan, and any entity that is deemed to hold the assets of such a plan pursuant to 29 C.F.R. Section 2510.3-101, issued by the United States Department of Labor.

"**EWG**" means an exempt wholesale generator as defined under PUHCA.

"**Existing Investor Interests**" means the common membership interests and Class B preferred membership interests in Atlantic Holdings held by the Existing Investors.

"**Existing Investors**" means Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC.

"**FERC**" means the United States Federal Energy Regulatory Commission, an independent regulatory agency within the United States Department of Energy that, among other things, oversees regulatory matters relating to electricity projects.

"**FPA**" means the United States Federal Power Act, as amended.

"**Fund I**" means ArcLight Energy Partners Fund I, L.P.

"**Fund II**" means ArcLight Energy Partners Fund II, L.P.

"**gigawatt**" or "**GW**" means 1,000 megawatts of energy.

"**GWh**" means an amount of energy equivalent to one gigawatt of energy delivered continuously for one hour.

"**Heat rate**" is a measure of a thermal power plant's efficiency, usually measured in MMBtu's.

"**Holder**" means a holder of IPSs, Subordinated Notes or Common Shares.

"**Indenture**" means the Subordinated Note Indenture dated as of November 18, 2004 between the Company, certain guarantors and Computershare Trust Company of Canada.

"**IPSs**" means the income participating securities of the Company.

"**IRS**" means the United States Internal Revenue Service.

"**Company**" means Atlantic Power Corporation.

"**kWh**" means an amount of energy equivalent to one kilowatt of energy delivered continuously for one hour.

"**kilowatt**" or "**kW**" means 1,000 watts of energy.

"**Manager**" means Atlantic Power Management, LLC.

"**Management Agreement**" means the management agreement dated as of November 10, 2004 between the Manager, the Company and Atlantic Holdings, as it may be amended, supplemented and restated from time to time.

"**MWh**" means an amount of energy equivalent to one megawatt of energy delivered continuously for one hour.

"**megawatt**" or "**MW**" means 1,000 kilowatts of energy.

"**MMBtu**" means one million Btu.

"**NERC**" means the North American Electric Reliability Council.

"**Non-U.S. Holder**" means a Holder that is not: (i) a citizen or individual resident in the U.S. for U.S. federal tax purposes; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or a political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if (A) a court within the U.S. is able to

exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

"**Operating Agreement**" means the operating agreement in respect of Atlantic Holdings entered into among the Company, Atlantic Holdings and the Existing Investors on closing of the initial public offering of the Company.

"**PPA**" means power purchase agreement.

"**Projects**" means the 15 power generation projects described under "Description of the Business – Summary Table of the Projects" and "Project Descriptions".

"**Project Holding Entities**" means Teton Funding, Epsilon Power Partners, LLC, Harbor Capital Holdings, LLC, Epsilon Power Funding, LLC and Umatilla Power Funding, LLC.

"**Project Operating Entities**" means the limited partnerships, corporations or other entities that directly own the Projects.

"**PUHCA**" means Public Utility Holding Company Act of 1935, as amended.

"**PURPA**" means the Public Utility Regulatory Policies Act of 1978, as amended.

"**QF**" means a qualifying facility under the FPA, as amended by PURPA.

"**Reserve Account**" means the reserve account established by Atlantic Holdings to stabilize future cash distributions and fund acquisitions and other growth opportunities.

"**ROFO Projects**" means the 11 power generation projects described under "Description of the Business – Company's Objectives and Business Strategy – Opportunity to Purchase ArcLight Projects".

"**S&P**" means Standard and Poor's, a division of The McGraw-Hill Companies, Inc.

"**Separate Subordinated Notes**" means the Cdn$36,501,000 principal amount of Subordinated Notes issued and sold separately at the time of closing of the initial public offering of the Company.

"**Subordinated Notes**" means the 11.0% subordinated notes of the Company issued in accordance with the Indenture.

"**Targeted Cash Distribution**" means Cdn$1.00 per IPS and, following the maturity, redemption or repurchase of all the Subordinated Notes or the separation of all of the IPSs, means Cdn$0.3657 per Common Share.

"**Tax Act**" means the Income Tax Act (Canada) and the regulations thereunder, in each case in effect on the date hereof.

"**Teton Funding**" means Teton Power Funding, LLC.

"**Treasury Regulations**" means the U.S. Treasury regulations (including final, temporary and proposed regulations) promulgated under the Code.

"**Trustee**" means Computershare Trust Company of Canada.

"**U.S. Holder**" means any Holder that is not a Non-U.S. Holder.

GENERAL

The information in this annual information form is stated as at December 31, 2005, unless otherwise indicated.

Certain capitalized terms used in this annual information form have the meaning set out in the "Glossary of Terms". In this annual information form, references to "Cdn$" and "Canadian dollars" are to the lawful currency of Canada and references to "$", "US$" and "U.S. dollars" are to the lawful currency of the United States. All dollar amounts herein are in U.S. dollars, unless otherwise indicated.

Certain statements in this annual information form may constitute "forward-looking statements", which reflect the expectations of Atlantic Power Management, LLC (the "Manager") regarding future growth, results of operations, performance and business prospects and opportunities of Atlantic Power Corporation (the "Company"), Atlantic Power Holdings, LLC ("Atlantic Holdings") and the Projects (as defined below). Such forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date of this annual information form. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under "Risk Factors". Although the forward-looking statements contained in this annual information form are based upon what are believed to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this annual information form and, except as expressly required by applicable law, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

ATLANTIC POWER CORPORATION

The Company

The Company is a corporation continued under the laws of the Province of British Columbia on July 8, 2005. The registered and head office of the Company is located at 355 Burrard Street, Suite 1900, Vancouver, British Columbia, V6C 2G8. The Company holds 70.1% of the common membership interests and all of the outstanding Class A preferred membership interests in Atlantic Holdings, and Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC (the "Existing Investors") hold 29.1% of the common membership interests and all of the Class B preferred membership interests in Atlantic Holdings. The Company owns interests in a diversified portfolio of 15 power generation projects (collectively, the "Projects", and individually, a "Project") located primarily in major markets in the United States.

Atlantic Holdings

Atlantic Holdings is a Delaware limited liability company with its registered and head office located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808 c/o Corporation Service Company.

The Manager

The Manager is a Delaware limited liability company formed by ArcLight Capital Partners, LLC ("ArcLight") and the Existing Investors to provide management and administrative services to the Company and its subsidiaries pursuant to the terms of the Management Agreement. The Manager manages the business with the objective of providing holders of IPSs with stable and sustainable cash

distributions in the form of interest payments on the Subordinated Notes and dividends on the Common Shares. The Manager is also focused on identifying additional acquisitions and investments for the Company, including acquisitions of, or investments in, power generation assets in Canada and the U.S. In addition to the substantial energy investing experience and industry relationships of its own employees, the Manager expects to benefit from ArcLight's experience, relationships and specialized knowledge to identify emerging trends and present the Company with accretive acquisition and investment opportunities within the power and energy sector.

ArcLight

ArcLight is one of the leading private investment firms focused exclusively on the electric power and energy sectors. Headquartered in Boston, Massachusetts with offices in New York City, the principals of ArcLight have spent the majority of their careers identifying, structuring, and managing investments and companies in the power and energy sectors.

In April 2001, ArcLight organized ArcLight Energy Partners Fund I, L.P. ("Fund I") to capitalize on attractive investment opportunities in the rapidly evolving power, utility and energy industry. Fund I closed with $950 million in total capital commitments. Building on the success of Fund I, ArcLight initiated fundraising for ArcLight Energy Partners Fund II, L.P. ("Fund II") in October 2003 and by June 2004 had secured commitments from more than 75 investors. Almost all of ArcLight's Fund I investors, such as the Caisse de dépôt et placement du Québec and the University of Texas, participated in Fund II, as well as over 50 institutional investors that did not participate in Fund I, including Alberta Revenue, British Columbia Investment Management Corporation and the California Public Employees Retirement System (CalPERS). For Fund II, ArcLight is pursuing the same strategy it developed for Fund I, investing in assets in the power, utility and energy sectors. Fund II closed with $1.6 billion in total capital commitments.

Prior to completion of the Company's initial public offering and the transactions contemplated by the Acquisition Agreements, Fund I, Fund II and Caithness Energy, LLC ("Caithness") were the indirect owners of Teton Power Funding, LLC ("Teton Funding") the owner of interests in 12 of the power projects in which the Company acquired an indirect interest on closing its initial public offering. Fund I was the indirect owner of Epsilon Power Funding, LLC, the owner of interests in four of the power projects in which the Company acquired an indirect interest on closing its initial public offering. Fund II was the indirect owner of Umatilla Power Funding, LLC, the owner of a lessor interest in one of the power projects in which the Company acquired an indirect interest on closing its initial public offering. Fund I and Fund II are also indirect owners of the Manager.

The following chart illustrates in simplified form the structure of the Company and its indirect ownership interests in the Projects.


Public Investors
Investors Owning Separate Subordinated Notes
Existing Investors
Common Shares (100%)
Subordinated Notes (Cdn$255.7)
Separate Subordinated Notes (Cdn$36.5)
Common Membership Interests (29.9%)
Class B Preferred Membership Interests (100%)
The Issuer
100%
Common Membership Interests (70.1%)
Class A Preferred Membership Interests (100%)
Manager
Atlantic Holdings
Management Agreement
100%
100%
100%
100%
Teton Power Funding, LLC
Harbor Capital Funding, LLC
Epsilon Power Funding, LLC
Umatilla Power Funding, LLC
50.0%
100%(2)
Chambers
Lake Lessor Interest
Badger Creek
50.0%
50.0%
Orlando
JPPC
24.1%
49.9%
Pasco
Koma Kulshan
49.8%
21.5%(1)
Rumford
Lake
100%(2)
18.5%(1)
Selkirk
Mid-Georgia
50.0%
50.0%
Stockton
Onondaga
100.0%
50.0%
Topsham
18.9%
Javelin
Delta-Person
95.0%(1)(3)
9.0%(1)
Gregory
Rumford

(1) Represents Atlantic Holdings' estimate of its share of the cash flow from the Project.

(2) Teton Funding indirectly owns 100% of the partnership interests in Lake. Lake leases the Lake Project from a trust of which Umatilla Power Funding, LLC is the sole beneficiary. Atlantic Holdings is in the process of terminating this lease to simplify the Lake ownership structure.

(3) On January 12, 2005, Javelin increased its ownership in Gregory from 50% to 95% by purchasing a 45% interest from an affiliate of LG&E.

GENERAL DEVELOPMENT OF THE BUSINESS

Upon completion of its initial public offering of 32,000,000 IPSs and private placement of $30,221,000 (Cdn$36,501,000) aggregate principal amount of Subordinated Notes on November 18, 2004, the Company subscribed for 32,000,000 common membership interests and 38,329,287 Class A preferred membership interests in Atlantic Holdings for total consideration of approximately $276,695,000 (Cdn$334,192,000). Atlantic Holdings used approximately $94,711,000 (Cdn$114,393,000) of this amount, together with 31,291,865 common membership interests and 31,291,865 Class B preferred membership interests issued by it, to acquire Teton Funding, Epsilon Power Funding, LLC and Umatilla Power Funding, LLC (the "Project Holding Entities") from the Existing Investors. The Project Holding Entities in turn collectively hold interests in the Projects. Atlantic Holdings also used approximately $167,831,000 (Cdn$202,707,000) of the proceeds from the subscription for membership interests by the Company to repay outstanding indebtedness of Teton Funding.

Upon the exercise on December 6, 2004 of an over-allotment option granted to the Underwriters, the Company subscribed for 4,800,000 common membership interests and 4,800,000 Class A preferred membership interests in Atlantic Holdings for total consideration of $37,655,000 (Cdn$45,480,000). Atlantic Holdings used this amount to redeem 4,800,000 common membership interests and 4,800,000 Class B preferred membership interests held by the Existing Investors.

Upon completion of the transactions described above, the Company owned 58.1% of the common membership interests in Atlantic Holdings and the Existing Investors owned 41.9% of the common membership interests in Atlantic Holdings.

On January 12, 2005, Holdings increased its indirect interest in the Gregory project from 9.4% to 17.1% or 68 net MW. The interest was acquired indirectly via Holding's interest in Javelin and was accomplished using cash available at the project level, discussed further in Acquisitions and Dispositions.

On May 19, 2005, the Company announced the appointment of Steven Chwiecko as Managing Director responsible for asset management and acquisitions. Mr. Chwiecko has extensive experience in finance, mergers & acquisitions, development and restructuring within the North American independent power business and was previously the Chairman of the Audit Committee of the board of directors of National Energy & Gas Transmission.

On August 11, 2005, the Company announced the acquisition, through Atlantic Holdings, of Epsilon Power Partners, LLC, which owns a 40% interest in Chamber Cogeneration LP ("Chambers"), the owner and operator of a net 262 MW pulverized coal-fired cogeneration facility located at E.I. Dupont de Nemours & Company's Chambers Works complex in southwestern New Jersey. For a full description of the acquisition, see the Company's business acquisition report filed at www.sedar.com on November 21, 2005, which report is incorporated by reference into this annual information form.

On September 8, 2005, the Company announced an increase in annual distributions per share of $0.03 per share commencing with the September 2005 distribution.

On October 3, 2005, the Company sold 7,500,000 IPSs to Caisse de dépôt et placement du Québec and 39,500 IPSs to the Company's President and CEO, and Managing Director of the Manager in a private placement. Net proceeds were used to increase the Company's common membership interest in Atlantic Holdings to 70.1%. The remaining 29.9% of the common membership interests and all of the outstanding Class B preferred membership interests in Atlantic Holdings are owned the Existing Investors.

POWER INDUSTRY OVERVIEW

Independent Power Generation and North American Demand Outlook

Historically, the North American electricity industry was characterized by vertically integrated monopolies. During the late 1980s, several jurisdictions began a process of restructuring by moving away from vertically integrated monopolies towards more competitive market models. Rapid growth in electricity demand, environmental concerns, increasing electricity rates, technological advances and other concerns prompted government policies to encourage the supply of electricity from independent power producers.

In the independent power generation sector, electricity is generated from a number of sources, including water, natural gas, coal, waste products such as biomass (e.g., waste wood from forest products operations) and landfill gas, geothermal sources, such as heat or steam, the sun, and wind. According to a report published in September 2005 on the Long-Term Reliability Assessment of Bulk Electric Systems in North America by the North American Electric Reliability Council ("NERC"), the average annual peak demand growth rate for electricity for the past 10 years was 2.4% per annum in the U.S. (summer) and 1.0% per annum in Canada (winter). The NERC projects that average annual peak demand growth from 2004 to 2012 will be 2.0% in the U.S. and 0.9% in Canada.

The Non-Utility Power Generation Industry

The Projects are non-utility electric generating facilities that operate primarily in the U.S. electric power generation industry. The electric power industry is one of the largest industries in the U.S., with 2004 sales of nearly $270 billion based on information published by the Energy Information Administration of the U.S. Department of Energy ("EIA"). A growing portion of the power produced in the U.S. is generated by non-utility generators. According to the EIA, there were approximately 7,772 non-utility generators representing 460 GW of capacity and 1,089 GWhs of total net electric generation in 2004 (equal to 46%, 44% and 37%, respectively, of electric generation industry totals). Non-utility generators sell the electricity that they generate to electric utilities and other load-serving entities (such as municipalities and electric cooperatives) through bilateral contracts or open power exchanges. The electric utilities and other load-serving entities, in turn, generally sell this electricity to industrial, commercial and residential customers. The power generated by the Projects is generally sold under long-term contracts.

The Manager believes that merger and acquisition activity in the power generation sector over the next several years will be characterized by continued divestiture activity and focused acquisitions aimed at restructuring portfolios.

Industry Regulation

United States

In the United States, the trend towards restructuring the electric power industry and the introduction of competition in electricity generation commenced with the passage and implementation of the *Public Utility Regulatory Policies Act of 1978*, as amended ("PURPA"). Among other things, PURPA, as implemented by the United States Federal Energy Regulatory Commission ("FERC"), generally required vertically integrated electric utilities to purchase power from qualifying facilities ("QFs") at their avoided cost. FERC had defined avoided costs as incremental costs to a utility of energy or capacity which, but for the purchase from QFs, such utility would itself generate or purchase from another source.

A QF is a distinct type of energy producer that falls into one or both of two primary classes. The first class of QFs includes energy producers that generate power using specific energy sources such as

wind, solar, geothermal, hydro, biomass or waste fuels. The second class of QFs includes cogeneration facilities. With the exception of QFs, generation, transmission and distribution of electricity remained largely owned by vertically integrated electric utilities until the enactment of the *Energy Policy Act of 1992* (the "1992 Act") and subsequent orders in 1996, along with electric industry restructuring initiated at the state level. Among other things, the 1992 Act enhanced FERC's power to open access to power transmission systems, contributing to significant growth in the independent power generation industry.

DESCRIPTION OF THE BUSINESS

Business Strengths

Diversified Portfolio of Power Generating Projects

The Projects represent approximately 860 MW of net generating capacity and are diversified by geographic location, electricity and steam off-takers and project operators. Fourteen of the Projects are located across nine states in the U.S., representing most major U.S. power markets, and one Project is located in Jamaica. The Projects are diversified across most of the deregulated electricity markets in New England, New York, PJM, California and Texas or located in regions of high electricity demand growth such as Florida, Georgia, Texas and New Mexico. As a result, the Company's exposure to conditions (such as market, regulatory or environmental conditions) specific to any particular region is limited.

The Projects have contracts with 23 different electricity and steam off-takers. Progress Energy Florida, Inc. ("PEF"), Georgia Power Company ("Georgia Power") and Niagara Mohawk Power Corporation ("NIMO") are the largest off-takers of the Projects, purchasing approximately 24%, 18% and 12% of the Projects' net electric generation capacity, respectively. No other electricity off-taker purchases more than 9% of the Projects' net electric generation capacity.

The Projects rely on a number of different operators for their operation. Affiliates of Caithness, Delta Power Company and North American Energy Services operate Projects representing approximately 48%, 17% and 12% of the total electric generation capacity of the Projects, respectively. No other operator is responsible for the operation of Projects representing more than 7% of the Projects' total electric generation capacity.

Predictable, Stable and Sustainable Cash Distributions

Approximately 93% of the Projects' net electric generation capacity is sold to electricity off-takers having investment grade credit ratings from S&P. In addition, the Projects generally have long-term fuel supply arrangements that match the term of their respective PPAs. Each of the Projects has been operating for a minimum of five years.

The Company's cash flow from the Projects will vary from year to year based on, among other things, changes in rates under the PPAs, fuel supply agreements, steam sales agreements and other Project contracts, compliance with the terms of Project-level financing and other contractual arrangements including debt repayment schedules, the transition to market pricing following the expiry of PPAs and fuel supply and transportation contracts, working capital requirements and the performance generally of the Projects. In order to provide holders of IPSs with stable and sustainable cash distributions, as at March 20, 2006, Atlantic Holdings had deposited approximately $10.5 million into the Reserve Account and plans to retain funds in the Reserve Account from time to time to stabilize future cash distributions and fund acquisitions and other growth opportunities.

Sponsorship of ArcLight Capital Partners, LLC

Fund I and Fund II are indirect owners of the Manager. ArcLight, as manager of Fund I and Fund II, has input related to the management of the Manager. ArcLight possesses a management team with substantial energy investing experience and industry relationships. ArcLight is one of the leading

private investment firms focused exclusively on the electric power and energy sectors with over $2.5 billion under management. Collectively, the principals of ArcLight have invested over $6 billion in more than 100 transactions with an aggregate acquisition value in excess of $20 billion. The Manager believes that its relationship with ArcLight will help provide it with access to compelling investment opportunities.

Opportunities to Grow Distributable Cash

The Manager expects that the significant dislocation in the U.S. power markets that has occurred over the past several years will continue, thereby providing the Company with opportunities for accretive acquisitions. The Manager believes that the experience and industry relationships of its own employees, together with its ongoing relationship with ArcLight, will allow it to provide the Company with unique access to such acquisition opportunities.

The Manager intends to enhance the operation of the Projects and increase cash distributions through the: (i) optimization of commercial arrangements such as PPAs, fuel supply and transport contracts, steam sales agreements and management and operation agreements; (ii) achievement of operating efficiencies; (iii) upgrade or enhancement of existing equipment or plant configurations; and (iv) expansion of existing Projects. The Manager believes that opportunities also exist to consolidate ownership positions in the Projects in which the Company owns partial interests on an accretive basis and that financial restructuring and recapitalization opportunities at the Projects may provide capital to the owners of the Projects to fund future growth opportunities.

Company's Objectives and Business Strategy

The Company's objectives are to maintain the stability and sustainability of its cash distributions to holders of IPSs (in the form of interest payments on the Subordinated Notes and dividends on the Common Shares) and increase, when prudent, cash distributions on the Common Shares. In order to achieve these objectives, the Company intends to focus on enhancing the financial performance of the Projects and pursuing additional acquisitions and investments with a focus on power generating facilities in Canada and the U.S.

Acquisition and Investment Strategy

The Company intends to, where practical and economical, expand its operations by making additional investments and acquisitions with a focus on power generation facilities in Canada and the U.S., and such other business or activities as may be approved from time to time, including investments and other direct and indirect rights in other forms of energy-related projects, utility projects and infrastructure projects. The Company will make additional acquisitions or investments only if it believes that they will meet the Company's acquisition and investment guidelines. Such acquisitions or investments may be financed by the issuance of additional IPSs or other securities of the Company, from the cash flows of the Company, from amounts held in the Reserve Account, from the proceeds of the sale of assets or through additional indebtedness.

Despite the large number of generation assets built in North America over the past several years, certain regions of North America are expected to require new sources of electricity supply due to growth in electricity demand, transmission constraints or the obsolescence of, and environmental concerns associated with, older native generation. The Manager believes that new electricity generation projects will emerge throughout Canada and the U.S. over the next several years. As new projects are developed, the Manager expects to be able to present additional acquisition and investment opportunities to the Company. ArcLight is contractually obligated to give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that ArcLight has determined do not fit within the investment guidelines for Fund I, Fund II or other future investment funds managed by ArcLight or its affiliates or that do fit within such guidelines but which such investment funds determine not to pursue. The Manager believes that there will be many such opportunities.

Acquisition and Investment Guidelines

The following guidelines will be used in the review and evaluation of possible acquisitions and other investments:

- each acquisition or investment will be made only if the Manager believes that the acquisition or investment will result in an increase in cash available for distribution to holders of IPSs;
- each acquisition or investment will be reviewed and approved by the board of managers of Atlantic Holdings;
- in the case of an acquisition of, or investment in, power generation facilities, facilities with long-term PPAs with major electrical utilities or industrial users will be preferred; and, for facilities without such agreements, free market electricity price assumptions used in acquisition or investment evaluations will be obtained from a recognized independent source;
- in the case of an acquisition of, or investment in, a power generation facility, the expected useful life of the facility and associated structures will, with regular maintenance and upkeep, be long enough for an investment therein to conform with the Company's objective of providing stable long-term cash distributions to holders of IPSs;
- in the case of acquisitions or investments involving ArcLight or its affiliates or investment funds managed by ArcLight or an affiliate of ArcLight, the acquisition or investment will be reviewed and approved by the independent members of the board of managers of Atlantic Holdings.

Opportunity to Purchase ArcLight Projects

In connection with its initial public offering, Atlantic Holdings was granted a right of first offer on the ROFO Projects. In May 2005 Atlantic declined an offer to acquire nine of the projects under the ROFO process and those projects were eventually sold to a third party by ArcLight in December 2005. In September 2005 Atlantic purchased the Carney's Point facility (also known as "Chambers") from ArcLight through the ROFO process. As at December 31, 2005, one project (Auburndale) remained available as a potential acquisition under the ROFO agreement. The Auburndale project is a gas fired cogeneration project located in Florida. The net MW of power generating capacity of this project that is available under the ROFO arrangement is 107 MW.

Should Fund I desire to sell its interest in the Auburndale project, it must first offer such interest for sale to Atlantic Holdings at a specified price. If such first offer is not accepted by Atlantic Holdings within a 45-day period, Fund I may then, within the following 180 days, sell its interest in the project to any third party purchaser at a price and on terms no more favourable to the third party than those offered to Atlantic Holdings. If, within this 180-day period, Fund I receives an offer from a third party to purchase its interest in the Auburndale project that it is prepared to accept, but which is on terms more favourable to the third party than those offered to Atlantic Holdings, then, before it may accept the offer, Fund I must give Atlantic Holdings notice of the offer and Atlantic Holdings will have a 30-day period to match the offer. If, however, Fund I has not sold its interest in the Auburndale project during such 180-day period, the procedures described in this paragraph will again apply with respect to any potential future sale of its interest in the Auburndale project.

Summary Table of the Projects

The following table lists the Projects, the economic interests in the Projects that are indirectly owned by Atlantic Holdings and certain key information about each Project.

Project Name	Location (State)	Fuel Type	Total MW	Economic Interest[1]	Accounting Treatment[2]	Net MW[3]	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.00%	P	23	Pacific Gas & Electric	2011	BBB
Chambers (Carney's Point)	New Jersey	Coal	262	40.00%	P	74	Atlantic City Electric	2024	BBB+
						16	DuPont	2024	AA-
						15	Merchant[9]	N/A	N/A
Delta-Person	New Mexico	Natural Gas	132	40.00%[4]	E	53	Public Service of New Mexico	2020	BBB
Gregory	Texas	Natural Gas	400	17.10%	E	59	Constellation Energy [5]	2008	BBB
						9	Reynolds Metals	2020	NR
JPPC	Jamaica	Fuel Oil	60	24.10%	E	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13	49.80%	P	6	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.00%	C	110	Progress Energy Florida	2013	BBB
Mid-Georgia	Georgia	Natural Gas	308	50.00%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.00%	C	91	Niagara Mohawk	2008[6]	A
Orlando	Florida	Natural Gas	126	50.00%	P	44	Progress Energy Florida	2023	BBB
						19	Reedy Creek Improvement District	2013	A-
Pasco	Florida	Natural Gas	109	49.90%	P	54	Progress Energy Florida	2008	BBB
Rumford	Maine	Coal/ Biomass	85	23.50%[4]	E	20	NewPage[7]	2006	B
Selkirk	New York	Natural Gas	345	18.50%[4]	E	15	Niagara Mohawk	2008	A
						49	Consolidated Edison	2014	A
Stockton	California	Coal	55	50.00%	P	24	Pacific Gas & Electric	2008	BBB
						3	Corn Products Int'l	2008	BBB-
Topsham[8]	Maine	Hydro	14	50.00%	P	7	Central Maine Power	2011	BBB

(1) Holdings' economic interest represents the percentage ownership interest in the project held indirectly by Atlantic Holdings (except as otherwise noted).

(2) Accounting Treatment: (refer to Note 1 of Consolidated Financial Statements).

C = Consolidated

P = Proportionate Consolidation

E = Equity Method

(3) Represents the interest of Holdings in each project's electric generation capacity based on Holdings' economic interest in each project.

(4) Represents Holdings' estimate of its share of the cash flow from the project.

(5) New PPA with Constellation Energy through 2008. See discussion in the Outlook Section.

(6) A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.

(7) PPA with Central Maine Power expired December 31, 2005. See discussion of the new interim PPA with the former Mead/Westvaco paper mill (now owned by NewPage) in the Outlook Section.

(8) Holdings owns its interest in this Project as a lessor.

(9) The merchant output of the facility is sold by ACE in the PJM market through a profit sharing arrangement with Chambers.

Commercial Structure and Operation of the Projects

Atlantic Holdings indirectly owns interests in each of the Projects as described in the above table. Fourteen of the Projects are located in nine states in the U.S. and one Project is located in Jamaica. The Projects have an aggregate gross electric generation capacity of approximately 2,156 MW, and Atlantic Holdings' net economic interest in the electric generation capacity of the Projects is approximately 860 MW. Twelve of the Projects are QFs and the three that are not QFs are exempt wholesale generators ("EWGs") under PUHCA.

The discussion below describes certain general characteristics of the commercial structure and operations of the Projects.

Ownership and Project Financing

The Projects are typically owned by the Project Operating Entities, in which the owners of the Projects hold limited partnership, general partnership or other equity interests. Atlantic Holdings' interests in each of Projects are held, directly or indirectly, through a Project Holding Entity.

Typically, construction of the Projects was financed by non-recourse loan arrangements, certain of which remain outstanding. These loan arrangements are typically secured by the Project assets, including associated contracts, and contain extensive affirmative and negative covenants on the part of the Project Operating Entity that may restrict the Project Operating Entity's activities and, in some cases, limit or prevent distributions of cash. In addition, the partnership or other equity interests in Project Operating Entities with outstanding indebtedness, including those held indirectly by Atlantic Holdings, are in some cases pledged to the Project lenders to secure such indebtedness. In the event of a default that has not been cured, the lenders may foreclose on the equity interests of the Project Operating Entity, including those held indirectly by Atlantic Holdings.

Energy, Capacity and Steam Sales

The majority of the Projects have long-term PPAs for the sale of electricity to off-takers having investment grade credit ratings from S&P, with some of the Projects having more than one PPA. The expiry dates of the PPAs vary from 2006 to 2037. Generally, the Projects receive payments for electric energy sold under PPAs (known as energy payments) as well as for electric generation capacity (known as capacity payments). In addition, the majority of the Projects which are coal or natural gas-powered co-generation QFs sell steam under steam sales agreements to industrial purchasers.

Fuel Supply Arrangements

The coal and natural gas-powered Projects generally have long-term supply agreements for the fuel required to operate the Project. These purchase agreements may also be accompanied by fuel transportation arrangements. In many cases, the fuel supply arrangements have been designed to correspond to the term of the PPAs and most of the Projects' PPAs and steam sales agreements provide for the pass through or indexing of fuel costs to the off-takers.

Operations and Maintenance

The Projects are typically operated and maintained by third party operators under management or operations and maintenance contracts with the relevant Project Operating Entity. Some of these agreements are long-term, while others have shorter terms and provide generally for subsequent renewal terms. Teton Operating Services LLC, a subsidiary of Teton Funding, has assumed responsibility under operations and maintenance contracts for the Lake, Mid-Georgia, Onondaga and Pasco Projects. An affiliate of Caithness has been retained to perform the services to be provided by Teton Operating Services LLC under these contracts under operations and maintenance agreements (the "Caithness O&M Agreements") which either expire or can be terminated in March 2007 and which provide for successive three-year renewal options upon written agreement of the parties. Under the Caithness O&M Agreements, the operator is responsible for operations, maintenance and repair services.

Asset Management Strategy

The Manager's asset management strategy is to partner with recognized leaders in the independent power business. Atlantic Holdings' interests in the majority of the Projects are managed by Caithness, Cogentrix and Delta Power Company, LLC ("Delta Power"). On a case-by-case basis, Caithness, Cogentrix and Delta Power provide: (i) active project-level management, such as operations and maintenance and asset management; (ii) active partnership level management, such as acting as general partner; (iii) passive partnership level management, such as acting as limited partner; and (iv) management responsibility over the investment or pool of investments. In some cases these project managers will also subcontract with other leaders in project operations such as General Electric and North American Energy Services to provide for day-to-day plant operations. The Manager will be involved in all major decisions and drive value-creating transactions such as contract restructurings, asset-level refinancing, acquisitions and divestitures.

Caithness is one of the largest privately-held independent power producers in the United States and is actively engaged in the development, acquisition and management of power facilities for its own account as well as in ventured arrangements with other entities. During its 25 years in the independent power business, Caithness, through its subsidiaries, has assembled a domestic power generation portfolio comprised of economic interests in 35 operating power projects totalling approximately 2,472 MW of nameplate capacity. Caithness' portfolio of operating projects consists of approximately 1,434 MW of gas-fired projects, 347 MW of geothermal projects, 160 MW of solar projects, 443 MW of wind projects, 28 MW of hydroelectric projects and 60 MW of oil-fired projects. Fund I is an indirect minority owner of Caithness and has the right to elect one member of the board of directors of Caithness.

Cogentrix develops, owns, and operates independent power plants, located primarily in the US. The company has an operational generating capacity of 3,300 MW from its ownership in more than 25 coal and gas-fired facilities. The company also sells electricity wholesale to utilities and power marketers, primarily through long-term purchase or conversion contracts. New York-based investment firm Goldman Sachs Group acquired Cogentrix Energy in December 2003. Cogentrix manages operation of the 262 MW Carney's Point (Chambers) power plant in which Atlantic owns a 40% interest.

Delta Power owns and manages natural gas, hydroelectric and coal-fired power projects in the U.S. Formed in 1997, privately-owned Delta Power owns interests in and manages 28 operating power projects in the U.S. with gross capacity of over 2,700 MW. In addition to managing these assets, the company actively develops and acquires power projects in various stages of development, construction, or operation.

Site Leases

The Projects are generally constructed on leased sites. Many of the sites are leased from a neighbouring electricity or steam off-taker. The site leases typically provide for terms longer than the term of the Project's PPA.

Regulation

All of the Projects are QFs, EWGs or dually-certified, pursuant to regulation of FERC. The Projects with QF status are exempt from FERC rate-making. The Onondaga and Delta-Person Projects have EWG status but are not dually-certified as EWGs and QFs. Although these Projects are subject to FERC rate-making, FERC has granted these EWGs the authority to charge market-based rates based primarily on a finding that the seller of electricity lacks market power. The JPPC Project, which is also an EWG but not a QF, does not sell power in the U.S. market and therefore is not subject to FERC rate-making. The Projects are exempt from regulation under PUHCA and the Projects with QF status are exempt from state regulation respecting the rates of electric utilities and the financial or organizational regulation of electric utilities.

PROJECT DESCRIPTIONS

Badger Creek Project

Description

The Badger Creek Project is a 46 MW simple-cycle, cogeneration facility located near Bakersfield, California which commenced commercial operation in April 1991 as a QF. The Badger Creek Project is owned by Badger Creek Limited, L.P. ("Badger"), a Texas limited partnership in which Atlantic Holdings indirectly owns a 50% general partnership interest and Juniper Generation, LLC ("Juniper"), which is indirectly owned by affiliates of ArcLight and John Hancock Life Insurance Company ("John Hancock"), indirectly owns the other 50% limited partnership interest. Electrical output is sold to Pacific Gas & Electric Corporation ("PG&E") under a PPA that was amended and reaffirmed in December 2001. Steam is sold to OXY USA Inc. ("Occidental"), an affiliate of Occidental Petroleum Corporation under a 20-year steam energy agreement that expires in 2011. Badger leases the approximately 3.5 acre site for the Badger Creek Project from the Fano Realty Trust under a ground lease. The base lease term is 25 years commencing in 1990, which the parties may extend for up to 10 additional one-year periods.

In 1990, Badger entered into a non-recourse term loan due June 30, 2006 to finance the construction of the Project. In 2005 the partners of Badger elected to accelerate the repayment of the remaining principal and on December 6, 2005 the loan was repaid in full.

Capacity and Energy Sales

Power Purchase Agreement

Electric power generated by the Badger Creek Project is purchased by PG&E pursuant to a PPA expiring in 2011. The Badger Creek PPA provides for monthly capacity and energy payments, and Badger is entitled to receive a performance bonus if the average on-peak capacity factor, net of allowed forced outages and scheduled maintenance outages, exceeds 85%. The PPA also provides for an annual average energy price through July 15, 2006, subject to time of use adjustments. After July 15, 2006, the Manager believes the energy price will change to PG&E's short-run avoided cost calculated in accordance with a short-run avoided cost formula adopted by the California Public Utilities Commission (the "CPUC"), whose calculation of short-run avoided cost primarily takes into account spot natural gas prices. As of the date of this filing the regulatory proceedings to determine the future short-run avoided cost for California were still in process.

Steam Sales Agreement

Process steam from the Badger Creek Project is sold to Occidental under a steam energy agreement which expires in 2011, but is terminable by Occidental in 2006 and thereafter upon one year's prior notice. The agreement provides for successive renewal terms of one year each unless either party gives advance notice of termination. Occidental utilizes the steam in its enhanced oil recovery operations to allow for more effective and efficient extraction of heavy crude oil. Subject to certain conditions, Occidental has an obligation to purchase steam under this agreement in an amount at least equal to the minimum requirements necessary to maintain the Project's status as a QF. Although Occidental is not currently purchasing any power from the Project, the steam energy agreement allows for up to 1 MW of electricity to be sold to Occidental.

Fuel Supply Arrangements

Initially, natural gas was supplied to the Badger Creek Project under a supply and transportation agreement with PG&E. However, as restructuring of the natural gas industry proceeded, Badger, in partnership with certain other gas-fired facilities in the area, determined that construction of a private natural gas pipeline was a prudent way to minimize curtailment and pricing risk. A joint venture was entered into to construct, own and operate a natural gas pipeline connecting these facilities, including the Badger Creek Project, with the Kern River-Mojave Pipeline thereby enabling Badger to bypass PG&E but maintain access to PG&E as a source of back-up supply. Under the joint venture arrangement, each owner must contribute funds, and shares in profits and losses, in proportion to its ownership interest. Badger's interest is approximately 21%. WCAC Gas Services LLC, an affiliate of Juniper, operates the pipeline. In August 2001, Badger entered into a five-year swap agreement with El Paso Merchant Energy, L.P. ("El Paso Merchant Energy") to provide natural gas to the Project. It is expected that the short-run avoided cost formula for energy pricing under the Badger Creek PPA after July 15, 2006 will take into account spot natural gas prices. WCAC Gas Services LLC is in the process of procuring a new agreement to supply gas that will be effective concurrent with a final decision by the CPUC on a new short-run avoided cost formula.

Operations & Maintenance

Operations and maintenance for the Badger Creek Project is performed by WCAC Operating Company California, LLC, an affiliate of Juniper, under a fixed price operations and maintenance agreement. The agreement has a term of 20 years expiring in 2011, but is terminable by either party upon six months' notice. The operator receives a base monthly fee, adjusted annually, based on changes in the GNP deflator and labour indices. In addition, the agreement provides for incentive fees and penalties based on the Project's availability.

In addition to the operations and maintenance agreement, Badger entered into a management services agreement with WCAC Operating Company California, LLC to provide all day-to-day management services required by the Project. The manager is paid a semi-annual fee for such management services based on a percentage of gross cash receipts of the Project.

Chambers (Carney's Point)

Description

The Chambers Project, a 285 MW pulverized coal-fired cogeneration facility located at the E.I. du Pont de Nemours and Company ("DuPont") Chambers Works chemical complex near Carney's Point, New Jersey, commenced commercial operation in March 1994 as a QF. The Chambers Project is owned by Chambers Cogeneration, L.P. ("Chambers"), a Delaware limited partnership in which Atlantic Holdings indirectly owns a 40% limited partnership interest and Peregrine Power Corp. and Cogentrix/Carney's Point, Inc. (affiliates of Goldman Sachs) own the general partnership interest. The

Project is situated on a site owned by DuPont, pursuant to a ground lease with DuPont, which serves as the Project's steam off-taker. Pursuant to the terms of the ground lease, DuPont has a right to purchase the Project within 60 days of the expiration of the ground lease in 2024, or earlier termination of the ground lease, at fair market value. Pursuant to a lease agreement, Carney's Point Generating Company general partnership ("Carney's") has agreed to lease the facility and sublease the site from Chambers for a period of 24 years from the date of commencement. Carney's has also agreed to perform, discharge and assume all of the obligations of Chambers under certain assigned Project contracts and to operate, repair and maintain the Project. Payments to Chambers under the lease agreement are based upon revenues from the operation of the facility, after the payment of operating costs and payments due under the facility's financing arrangements.

Chambers financed the construction of the Project with a combination of term debt due March 31, 2014 and New Jersey Economic Development Authority bonds ("NJEDA Bonds") due July 1, 2021. As of December 31, 2005, approximately $ .99.7 million and $100 million in principal remained outstanding under the term loan and NJEDA Bonds, respectively. The term loan is expected to amortize over its remaining term, while the NJEDA Bonds are repayable at maturity.

Capacity and Energy Sales

Power Purchase Agreements

The term of the PPA commenced on March 15, 1994, the date of commercial operation of the Chambers Project, and will expire in 2024. Atlantic City Electric has agreed to purchase 184 MW of capacity and has dispatch rights for energy of up to 187.6 MW during the summer season (May 1 to October 31) and 173.2 MW during the winter season (November 1 to April 30). Should the capacity of the Project be less than the amounts noted for the summer and winter season, respectively, deficiency payments to Atlantic City Electric must be made until the Project obtains 95% of the summer or winter capacity, as applicable. The net deliverable capacity of the Project is capped at a capacity level of 184 MW for purposes of the capacity payment. The energy payment under the Chambers PPA is divided between on-peak and off-peak periods and linked to the annual average cost of coal for New Jersey utilities relative to cost in 1992. Chambers is guaranteed a minimum energy payment equivalent to 3,500 hours of operation per contract year, whether or not dispatched, provided the Project is available for energy production for at least 3,500 hours during the course of such contract year.

DuPont purchases all its electrical needs for its Chambers Works chemical complex from the Chambers Project, subject to a peak requirement of 40 MW, under a long-term steam and electricity purchase agreement. The term of the agreement is for 30 years from the initial delivery date. The agreement will continue thereafter unless terminated by at least 36 months' prior written notice. Pricing is a fixed rate adjusted quarterly by the lesser of either: (i) the price of coal delivered to the facility; and (ii) the change in Atlantic City Electric's average retail rate.

Power generated at the Chambers Project in excess of amounts deliverable to Atlantic City Electric and DuPont is sold into the spot market and profits from such sales are shared between Atlantic City Electric and Chambers.

Steam Sales Agreement

Steam is sold to DuPont under a long-term steam and electricity purchase agreement. The term of the agreement is for 30 years from the initial delivery date. The agreement will continue in effect thereafter unless terminated by at least 36 months' prior written notice. The agreement requires steam to be provided to DuPont up to the peak steam requirement levels that vary throughout the year. DuPont may purchase steam in excess of the peak steam requirement from any third party, provided that DuPont has granted the Chambers Project a right of first refusal to provide steam at the same price. DuPont has the option after the 20th operating year, provided specific conditions are met, to construct and operate its

own steam generation facility. DuPont is required to purchase the quantity of steam necessary for the Chambers Project to maintain its status as a QF. The steam price is fixed subject to quarterly adjustments based on the price of coal delivered to the facility. DuPont has the option in certain circumstances to take over operation of the steam facility in the event of failure to deliver steam.

Fuel Supply Arrangements

Coal is supplied to the Chambers Project pursuant to a coal purchase agreement with Consol Energy Inc. dated December 10, 1990. The agreement governs the sale of coal (including transportation) to the Chambers Project and the disposal of related ash by the coal suppliers. Under the agreement, the coal supplier agrees to supply the entire coal requirements for the Project, which may include stockpiling. The coal purchase agreement is for a term of 20 years ending in 2014 and is subject to a five to 10-year renewal based on good faith negotiations. Due to the coal-based price escalator under the PPA with Atlantic City Electric, energy payments and coal costs are expected to be relatively well matched following expiry of the coal purchase agreement in 2014.

Operations & Maintenance

Operations and maintenance of the Chambers Project is performed pursuant to an agreement with U.S. Operating Services Company general partnership ("U.S. OSC"), a wholly-owned indirect subsidiary of Cogentrix, which expires in April 2009. Thereafter, the agreement will be automatically renewed for periods of five years until terminated by either party on six months notice. U.S. OSC is paid a base annual fee and a fee for services on a cost reimbursement basis. U.S. OSC is also paid fees based on facility net availability, efficiency and excess energy optimization, and is eligible for a management performance bonus.

Management services are provided to the Project under an agreement with a wholly-owned subsidiary of Cogentrix. The agreement provides for the manager to provide day-to-day management and administration services to the Chambers Project. The agreement continues until terminated by either party or upon expiration of the lease between Chambers and Carneys for the lease of the facility. The manager is paid a monthly fee and is reimbursed for wages and benefits for employees working on the business of the Project and other costs directly related to the Project.

Delta-Person Project

Description

The Delta-Person Project, a 132 MW natural gas-fired peaking facility located near Albuquerque, New Mexico, is an EWG that commenced commercial operation in June 2000. The Project is owned by Delta Person Limited Partnership ("Person"), a Delaware limited partnership in which Atlantic Holdings indirectly owns a 40% partnership interest and Delta Power and John Hancock own the remaining partnership interests. The Delta-Person Project is situated on the Public Service of New Mexico's retired Delta Generating Station site pursuant to a lease agreement which expires on the expiry or earlier termination of the Project's PPA. Cash distributions from the Project are split among the partners based on after-tax return hurdles. The Delta-Person Project sells all of its electrical output to the Public Service of New Mexico under a long-term PPA that expires in 2020.

Construction of the Delta-Person Project was financed through a construction loan totalling $59.7 million. The construction loan was converted to permanent project financing once commercial operation was achieved. The project financing was divided into two term loans: (i) Tranche A due March 31, 2017; and (ii) Tranche B due March 31, 2019, both of which are expected to amortize over their remaining terms. As at December 31, 2005, approximately $41 million in aggregate of principal remained outstanding. The debt service reserve requirement is currently supported by a contribution obligation.

Atlantic Holdings guarantees its pro rata share (approximately $1.3 million) of such contribution obligation.

Capacity and Energy Sales

Power Purchase Agreement

Electrical power generated by the Delta-Person Project is purchased by the Public Service of New Mexico under a PPA that will expire in 2020. The Public Service of New Mexico has the unilateral right to extend the PPA for five years by giving written notice of such extension no later than two years prior to the end of the original term of the PPA. Subject to adjustments provided for in the PPA, the Public Service of New Mexico will purchase and accept from the Project the entire output of the plant when the Public Service of New Mexico calls upon the capacity. Payments will consist of: (i) the energy purchase price multiplied by the kWh delivered; (ii) the capacity purchase price multiplied by the dependable capacity; (iii) the Project's costs of purchasing electric service from the Public Service of New Mexico for the operations and maintenance of the facility; and (iv) any other applicable charges. In order to earn full capacity payments, the Project must maintain availability of at least 90%.

Fuel Supply Arrangements

Person purchases fuel from PNM Gas Services, a division of the Public Service of New Mexico, with fuel costs passed through to the Public Service of New Mexico under the PPA. The Project has access to interruptible gas supply and transportation like other standard industrial customers on PNM Gas Services' system.

Operations & Maintenance

As a simple cycle peaking facility, the Project operations do not require extensive staffing and technical resources. There are three employees on staff, who are employed directly by the Project. Delta Power provides asset management services, which include operational and contractual oversight of the facility, budget setting and environmental compliance.

Gregory Project

Description

The Gregory Project is a 400 MW natural gas-fired combined cycle cogeneration plant located near Corpus Christi, Texas that commenced commercial operation in July 2000 as a QF. The Gregory Project is owned by Gregory Power Partners, LP ("Gregory"), a Texas limited partnership. On January 12, 2005, Javelin Energy LLC ("Javelin"), in which Atlantic Holdings has an 18.9% interest, increased its ownership in Gregory from 50% to 95% by purchasing a 45% interest from an affiliate of LG&E Energy LLC ("LG&E"). As a result, Atlantic Holdings' economic interest in Gregory, determined based on ownership percentage and certain after-tax return hurdles, increased from approximately 9.45% to approximately 17.1.%. The other members of Javelin are Delta Power and John Hancock. Gregory sells approximately 335 MW of its capacity to Dynegy Inc. ("Dynegy") and sells up to 33 MW of electric energy and capacity to Reynolds Metals Company ("Reynolds"), with the remainder sold in the spot market. The Project is located on a site adjacent to Reynolds' Sherwin alumina production facility, which serves as the Project's steam off-taker. Gregory leases the land on which the Gregory Project is located from Reynolds under an operating lease with a 35-year term which expires in August 2035.

The Project was initially financed by ING Capital Corporation and a consortium of lenders. The original amount of the loan was $175 million. The loan has a 17-year term commencing at term conversion, which occurred in October 2000. Fifty percent of the principal amount of the term loan is hedged, whereby Gregory pays a fixed rate and receives a floating rate based on three-month LIBOR. Gregory has the discretion to pay interest anywhere from a monthly to semi-annual basis. As at

December 31, 2004, approximately $145.2 million remained outstanding under the loan, which is expected to be amortized over its remaining term. Currently the terms of a coverage test under the loan are not being met and cash distributions to Gregory's owners will likely be blocked through 2007.

Capacity and Energy Sales

Power Purchase Agreements

Gregory sold up to 335 MW of power to Dynegy pursuant to a five-year energy sales agreement that expired in July 2005. Under the terms of the agreement, Dynegy paid for energy based on a variable energy payment and fixed capacity payment, adjusted annually for GDP. Energy payments were calculated by multiplying the price of natural gas at Houston Ship Channel by a contract heat rate. Atlantic Holdings assumed a guarantee that supports a portion of certain letter of credit obligations under the Dynegy PPA in the amount of $2.4 million. This guarantee expired in July 2005, coincident with the expiration of the Dynegy PPA

Effective September 1, 2005, Gregory entered into a new PPA for 345 MW with Constellation Energy that will expire on December 31, 2008. Under the terms of the agreement, Constellation pays a fixed capacity and a payment for energy calculated by multiplying the price of natural gas at Houston Ship Channel by a contract heat rate. Credit support for the new PPA consists of a $5 million letter of credit provided by ING and the withholding of certain payments for capacity otherwise due under the agreement. Project management has also completed a series of contracts for monthly forward sales of gas in 2006 with Sempra Energy Trading to lock in the advantage of high natural gas prices in the energy price formula described above.

Steam Sales Agreement

Gregory sells steam to Reynolds under the steam and electricity purchase agreement described above. Under the terms of the agreement, Gregory is the exclusive source of steam to Reynolds' Sherwin alumina plant, up to a maximum of 1,500,000 lbs/hr. Other key aspects of the agreement include: (i) 10-year take-or-pay provision for a minimum quantity of steam (930,000 lbs/hr); (ii) steam pricing based on a fixed fee with a variable gas component; and (iii) delivery of gas by Reynolds in lieu of paying cash for steam (the quantity of gas supplied is based on steam conversion efficiency).

Fuel Supply Arrangements

Gregory purchases natural gas under various short-term and long-term agreements. Gregory has the option of procuring 100% of its natural gas requirements from Kinder Morgan Tejas Pipeline, L.P., pursuant to a 10-year gas supply agreement that expires in 2010. Gregory has the option of terminating the agreement at the end of the fifth contract year.

Operations & Maintenance

In connection with the indirect purchase by Javelin and DeltaPower of LG&E's 50% interest in Gregory that occurred in January 2005, all operations and maintenance obligations were transferred from an affiliate of LG&E to DPS Gregory, LLC, a wholly-owned subsidiary of Delta Power Services, LLC. The operations and maintenance agreement continues to extend to November 2008. DPS Gregory, LLC receives a management fee (subject to escalation) on a quarterly basis and reimbursement of certain costs.

Energy Management Services

On March 1, 2004, Gregory and Dynegy extended an existing energy management services contract with Dynegy through December 2006. Services under the contract include selling and marketing excess power from the Gregory Project. In addition, Dynegy will optimize Gregory's assets in the ancillary services market of the Electric Reliability Council of Texas ("ERCOT"), purchase natural gas

for operations, provide scheduling services, provide back-office support (including the reconciliation of ERCOT and pipeline settlement and accounting issues and the preparation of invoices) and serve as Gregory's retail energy provider and qualified scheduling entity. The Dynegy contract continues in effect for capacity/energy not under contract to Constellation.

JPPC Project

Description

The JPPC Project, a 60 MW low-speed fuel oil EWG power plant located in Kingston, Jamaica, resulted from a request for proposal issued by the Government of Jamaica in 1992 as part of a national policy to privatize the generation of electric power. The project site is adjacent to Kingston Harbour, which is the plant's source for cooling water. The Project commenced commercial operation on January 7, 1998. The JPPC Project is owned by Jamaica Private Power Company Limited ("JPPC"), a limited liability company under the laws of Jamaica in which Atlantic Holdings indirectly owns a 24.1% economic interest and CMS Energy Corporation, Energy Investors Fund and Commonwealth Development Corporation own the remainder.

Construction of the JPPC Project was financed through a series of loans, all of which have been repaid except for a term loan from the National Investment Bank of Jamaica Limited which is due on October 20, 2011. As at December 31, 2005, approximately $38.8 million in principal remained outstanding under the term loan, which is expected to be amortized over its remaining term.

Capacity and Energy Sales

Power Purchase Agreement

The electrical output of the Project is sold to Jamaica Public Service Company Limited ("Jamaica Public Service") under a 20-year PPA expiring in 2018. Jamaica Public Service is a fully integrated utility and the sole provider of electricity on the island of Jamaica. The Government of Jamaica guarantees Jamaica Public Service's payment obligations under the PPA. The PPA allows Jamaica Public Service to dispatch the Project according to its requirements. Under the PPA, the Project receives a monthly energy payment for kWhs actually sold and a monthly capacity payment to cover the Project's fixed costs. Both the energy and capacity payments are indexed for inflation and are made in Jamaican currency, but are indexed, in part, to the U.S. dollar equivalent value. The energy payment component of the tariff reimburses the Project for its variable costs, including the purchase price of fuel, variable maintenance, lubricating oil, and fuel oil transportation. The capacity cost component of the tariff reimburses the Project for its hard currency and local fixed costs, and also provides for a return on investment. The reasonable cost of complying with material or unforeseeable changes in law or regulation is also passed through in the tariff.

Fuel Supply Arrangements

JPPC purchases all of its heavy fuel oil from Petrojam Limited ("Petrojam"), a government-owned refinery located west of Kingston, Jamaica. The fuel supply agreement has a term of 20 years expiring in 2018. The price of the fuel oil and transportation of the fuel oil is set by Petrojam based on published reference prices as set out in the agreement. The cost of fuel and transportation is passed through in the tariff to Jamaica Public Service, subject to minimum efficiency standards for the Project. Petrojam must furnish, either from its own assets or by contract, all local transportation from the refinery storage facilities to the point of delivery at the Project.

Operations & Maintenance

JPPC entered into an operations and maintenance agreement with Private Power Operators Limited, the initial term of which was for five years expiring on December 31, 2003. The agreement

automatically renews each January 1st adding a one-year period to the end of the unexpired portion of the existing term such that there is always a rolling five-year term remaining under the agreement unless either party gives notice of its intent to terminate the agreement at the end of the then-existing five-year term. Under this agreement, the operator is responsible for all operations, maintenance and repair services, as well as substantial administrative, treasury and contract administration services. In consideration for services performed, the operator is reimbursed for allowable direct costs, and receives a fixed overhead reimbursement, and, if earned, a performance bonus.

Koma Kulshan Project

Description

The Koma Kulshan Project is a 13.3 MW run-of-the-river hydro-electric generation facility located on the slopes of Mt. Baker, approximately 80 miles north of Seattle, Washington. The Koma Kulshan Project is owned by Koma Kulshan Associates ("Koma Kulshan"), a California limited partnership in which Atlantic Holdings indirectly owns a 49.75% economic interest, Mt. Baker Corporation indirectly owns a 0.25% economic interest and Covanta Energy Corporation ("Covanta") indirectly owns the remaining 50%. The Koma Kulshan Project is certified as a QF under PURPA and was issued a 50-year hydro licence from FERC which expires in 2037. The Project commenced commercial operation in October 1990 and its electrical output is sold to Puget Sound Energy, Inc. ("Puget Sound Energy") under a 50-year PPA expiring in 2037.

On December 1, 1989, Koma Kulshan entered into a credit agreement which provided for a $22.5 million construction loan and an $18 million term loan. The construction loan has been repaid, and the outstanding principal amount under the term loan matures on December 31, 2007. As at December 31, 2005, approximately $3.8 million in principal remained outstanding which is expected to be amortized over the remaining term of the term loan. In addition, under a funding and option agreement, certain royalty payments are made to third parties in connection with the development of the Project.

Capacity and Energy Sales

Power Purchase Agreement

The power generated by the Project is sold to Puget Sound Energy pursuant to a long-term PPA expiring in 2037. Power is sold at a per kWh rate that is adjusted annually. The energy rate equals the sum of a capital component (which provides for a return on investment) plus a variable component. The capital component is designed to cover capital expenditures to improve the Project. The variable component covers operating and maintenance, tax and insurance costs. The term of the PPA is coterminous with the FERC licence. Puget Sound Energy has the right to renew the PPA for a term equivalent to the term of any subsequent licence or annual licence granted by FERC for the Project.

Operations & Maintenance

In August 2000, Covanta Hydro Operations West, Inc. ("Covanta Hydro"), a subsidiary of Covanta assumed operations and maintenance responsibilities for the Project pursuant to an operations and maintenance agreement which was extended through December 31, 2006. In addition to being reimbursed for actual costs incurred, Covanta Hydro receives an annual fee adjusted annually by the CPI – All Urban Consumers for Seattle – Tacoma – Bremerton, WA – All Urban Index.

In April 2002, Covanta and certain of its subsidiaries, including Covanta Hydro, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On March 10, 2004, Covanta and 79 of its affiliates, comprising Covanta's energy and water businesses, were acquired by Danielson Holding Corporation. With the closing of this transaction, Covanta and these affiliates emerged from bankruptcy protection. The bankruptcy of Covanta and Covanta Hydro did not have a material effect on

the Koma Kulshan Project, and Covanta Hydro has continued to perform its obligations under the operations and maintenance agreement.

Lake Project

Description

The Lake Project, a 110 MW dual fuel (oil and natural gas), combined-cycle cogeneration plant located in Florida, commenced commercial operation in July 1993 as a QF. The Lake Project is owned by Lake Cogen Ltd. ("Lake"), a Florida limited partnership in which Atlantic Holdings indirectly owns a 100% interest. The Project is located on a 16 acre site at a citrus processing facility in Umatilla, Florida. Lake sells all of its capacity and electric energy to PEF under the terms of a PPA expiring in July 2013. Steam is sold to Citrus World, Inc. ("Citrus World") for use at its citrus processing facility and is also used to make distilled water in distillation units. Until December 2005, distillation equipment utilized by the Lake Project was owned by Lake's affiliate, Teton Lake Distillation Company LLC ("Teton Distillation"), and leased to Lake. Until December 2005, Teton Lake Land Company, LLC, an affiliate of Lake, owned certain land and the water well, with Lake owning the remainder of the land and having water rights under a consumptive use permit. Effective December 2005, Teton Distillation and Teton Lake Land Company were merged into Lake Cogen, with Lake Cogen as the surviving entity. In 1993 the Lake Project was leased from a financial institution as owner trustee for the benefit of one of its subsidiaries pursuant to a facility lease ("Facility Lease") agreement. In September 2004, Umatilla Power Funding, LLC acquired the lessor's position in the Facility Lease. On November 18, 2004, Umatilla Power Funding, LLC was acquired by Atlantic Holdings. Atlantic Holdings has terminated the Facility Lease to simplify the Lake Project ownership structure.

Capacity and Energy Sales

Power Purchase Agreement

Electrical output is sold to PEF pursuant to a PPA that commenced in July 1993 and expires on July 1, 2013. Revenues from the sale of electricity consist of a payment for capacity and an energy payment generally comprised of a fuel component, a voltage adjustment and an hourly performance adjustment. Capacity payments are subject to the Project maintaining an on-peak capacity factor of at least 90% during on-peak hours (11 hours daily), on a 12-month rolling average basis. Lake is subject to reductions in its capacity payments should it not achieve the 90% on-peak capacity factor. PEF applies a performance adjustment when its avoided cost exceeds the Project's firm energy payments. During off-peak hours, payments are made in accordance with a prescribed formula based on the price of gas. Lake has agreed to use commercially reasonable efforts not to deliver electric energy during off-peak hours except as prescribed or as needed. Further, PEF has the option to request non-delivery during on-peak hours on Saturdays and Sundays on notice to Lake. Pursuant to the Facility Lease, Umatilla Power Funding, LLC has provided a $6.0 million letter of credit in favour of PEF to support the Lake Project's obligations under the PPA.

Steam Sales Agreement

Citrus World purchases steam, but the amount is not sufficient to allow Lake to meet its QF requirements. During 2002, distillation equipment was installed with three distillation units using steam to make distilled water that is sold to unaffiliated third parties. The distillation business, owned by Teton Distillation, enables Lake to meet its QF requirements without the need to sell steam to Citrus World. Umatilla Power Funding, LLC has an option to purchase the distillation equipment and an option to purchase Lake's interest in Teton Distillation at certain specified times.

Fuel Supply Arrangements

Duke Energy Marketing America LLC ("Duke") is the primary natural gas supplier for the Project. The gas supply agreement terminates in July 2009. Duke provides natural gas at a price that is adjusted monthly to track the PPA's pricing factors, including energy and capacity-based components. Lake is required to make certain payments if at least 80% of the maximum daily quantity specified in the agreement is not purchased each month. Lake has not purchased the minimum quantity since 2000, however, to date, Duke has not assessed any penalties. Excess gas requirements above those supplied by Duke are to be supplied by TECO Gas Services Inc. ("TECO"). Gas purchased under this agreement is at the spot market price plus a commission. TECO also supplies certain gas management and supply services to Lake under a separate agreement. The gas for the Project is transported using firm capacity on the Florida Gas Transmission Company ("Florida Gas") system and interruptible capacity on the Peoples Gas System, a division of Tampa Electric Company, ("Peoples Gas") pipeline from the receipt points on the Florida Gas pipeline to the plant. The gas transportation agreements expire in July 2008 and 2013. Lake is permitted to operate each of its combustion turbines on fuel oil for up to 240 hours per rolling 12-month period under the terms of the Project's air permit. The Project includes a 170,000 gallon fuel oil storage tank.

In March 2006 the project consented to an assignment of the Duke Gas Purchase Agreement to PPM Energy, an indirect, wholly owned subsidiary of ScottishPower, plc.

Operations & Maintenance

An affiliate of Caithness is responsible for the operations and maintenance of the Project pursuant to one of the Caithness O&M Agreements.

MASSPOWER Project

Description

The MASSPOWER Project, a 267 MW natural gas-fired combined-cycle cogeneration facility located in Springfield, Massachusetts, commenced commercial operation in September 1993 as a QF. The MASSPOWER Project is owned by MASSPOWER ("MASSPOWER"), a Massachusetts general partnership, in which Atlantic Holdings indirectly owned a 17.5% economic interest.

In 2000, MASSPOWER refinanced its existing debt with a $169.8 million term loan due July 14, 2005. As at December 31, 2004, approximately $117.5 million in principal of the term loan remained outstanding. In early March 2005, MASSPOWER prepaid the entire outstanding amount of this loan.

Sale of the Project Assets

In March 2005 the MASSPOWER project completed the restructuring and monetization of three of its four PPAs through a buy out of the contracts by Boston Edison and Commonwealth Electric. During the second and third quarters of the year the project liquidated its long term fuel commodity and transport agreements. On December 28, 2005, Atlantic, along with its co-owners of the MASSPOWER facility, sold its interest in the facility. The Company's share of the total distributions generated from the first quarter operations, PPA restructuring, fuel contract liquidation and sale of the facility in 2005 totalled $61.5 million.

Mid-Georgia Project

Description

The Mid-Georgia Project, a 308 MW dual-fuel, combined-cycle, cogeneration plant located approximately 100 miles south of Atlanta in Kathleen, Georgia, commenced commercial operation in

June 1998 as a QF. The Mid-Georgia Project is owned by Mid-Georgia Cogen L.P. ("Mid-Georgia"), a Delaware limited partnership in which Atlantic Holdings indirectly owns a 50% partnership interest and Northern Star indirectly owns a 50% partnership interest. Mid-Georgia sells its electrical output to Georgia Power, a subsidiary of the Southern Company, and its process steam to Frito-Lay, Inc. ("Frito-Lay"). The Project is located adjacent to Frito-Lay's food processing facility on a 9.3 acre site leased from the Houston County Development Authority.

Construction of the Mid-Georgia Project was financed through a series of loans totalling $116.5 million, which mature in 2013 and 2018. As at December 31, 2005, approximately $94 million in principal remained outstanding under the loans which are scheduled to be amortized over their remaining terms.

Distributions to partners are subject to the funding level of required reserve accounts and achieving certain quarterly debt service coverage ratios. The Manager does not currently anticipate that Mid-Georgia will exceed each of the quarterly debt service ratio tests under its financing agreements and as a result, no distributions are projected to be made by Mid-Georgia until retirement of the Project's debt in 2018. This is unchanged from the information provided at the time of the IPO.

In 2005 and projected in 2006, the Project has been dispatched for many fewer hours than historical levels. Consequently, it received full capacity payments, but very little energy payments causing cash flows to be constrained. While there is a total of approximately $19.5 million aggregate restricted cash at the Project in various reserve accounts as of December 31 2005 relative to approximately $94 million in outstanding non-recourse project debt, the Project's auditors will give it a going concern qualification in their letter for its 2005 annual audit.

Capacity and Energy Sales

Power Purchase Agreements

Electrical output is sold to Georgia Power under a 30-year PPA expiring in June 2028 that provides for payments for both capacity and energy. The price for energy is based on: (i) a fuel price, transportation and contract heat rate formula specified in the PPA; (ii) an SO2 emissions component; (iii) an operations and maintenance component; and (iv) a start-up component. The Project may sell capacity and energy to third parties, subject to a right of first refusal by Georgia Power.

Steam Sales Agreement

Mid-Georgia sells process steam to Frito-Lay pursuant to a 22-year energy savings agreement which expires in June 2020. The agreement may be extended for two additional four-year terms at Frito-Lay's option. Under the agreement, Mid-Georgia is obligated to provide all of Frito-Lay's process steam requirements. As a back-up to its auxiliary boiler, Mid-Georgia leases additional boilers from Frito-Lay and is obligated to operate and maintain such boilers for the term of the lease agreement.

Fuel Supply Arrangements

Teton Fuels Mid-Georgia ("TFMG"), an indirect subsidiary of Atlantic Holdings, is responsible for arranging natural gas and fuel oil supply, gas transportation and balancing services (the reconciliation of gas usage versus gas delivered) for Mid-Georgia through agreements with local fuel oil suppliers, the Municipal Gas Authority of Georgia and the City of Warner Robins.

Pursuant to the PPA, Mid-Georgia maintains the ability to operate each of its combustion turbines on fuel oil instead of natural gas in the event natural gas is not available. To operate, the fuel oil must have an ultra low sulfur content (less than 0.05%). The Project includes a 500,000 gallon oil storage tank with high volume off-loading capability.

Operations & Maintenance

An affiliate of Caithness is responsible for the operations and maintenance of the Project pursuant to one of the Caithness O&M Agreements.

Onondaga Project

Description

The Onondaga Project, a 91 MW dual fuel, combined-cycle, cogeneration facility located in Geddes, New York, began commercial operation in December 1993 as a QF. The Onondaga Project is operated by Onondaga Cogeneration Limited Partnership ("Onondaga"), a New York limited partnership in which Atlantic Holdings indirectly owns a 100% economic interest In 2000, the Project's steam supply obligations were terminated. The Project is no longer a QF, but is now an EWG and currently sells its electrical output into the New York Independent System Operator's ("NY ISO") Zone C capacity and energy markets. The Onondaga Project has no outstanding debt.

Capacity and Energy Sales

Power Purchase Agreement

The Project operates as a merchant generation facility unencumbered by any power or steam sales obligations. The Project is located in NY ISO Zone C and dispatches electricity when the day-ahead electricity price exceeds the Project's marginal operating cost. The Project also sells unforced capacity in the NY ISO through administered capacity auctions.

A swap agreement (the "Onondaga Swap") between Niagara Mohawk Power Corporation ("NIMO") and Onondaga has replaced the Project's original PPA. The Onondaga Swap expires on June 30, 2008. The Onondaga Swap is a financial instrument under which NIMO makes monthly payments to Onondaga based upon the differential between an indexed "contract price" and a market reference price for electricity. The indexed contract price fluctuates in relation to the market cost of natural gas and a prescribed index of inflation. The notional quantity of electricity for the purpose of these calculations is fixed for the full 10-year term of the Onondaga Swap.

In May 2004, Onondaga contributed the Onondaga Swap to a newly formed wholly-owned special purpose subsidiary, Onondaga Power Swap Holdings, LLC ("SwapCo"). Onondaga has guaranteed SwapCo's obligations to NIMO under the Onondaga Swap. Also in May 2004, SwapCo entered into commodity hedges with Constellation Energy Commodities Group, Inc. (formerly Constellation Power Source, Inc.), a subsidiary of Constellation Energy Group, Inc., in order to lock in favourable gas, power and capacity pricing under the Onondaga Swap. The hedges extend from June 1, 2004 through June 30, 2008 and remove almost all commodity exposure from the Onondaga Swap through its term.

Energy Conversion and Capacity Release Agreement

Onondaga entered into an Energy Conversion Agreement with Coral Power, LLC ("Coral") from April 7, 2005 through March 31, 2006 ("Tolling Agreement"). Under the Tolling Agreement, Onondaga converted fuel into electrical energy and was paid a tolling payment and variable payment by Coral. In addition, Onondaga executed two letter agreements with Coral Energy Resources, L.P. on April 7, 2005 to define the temporary release of the ANR Pipeline Company ("ANR") and Dominion Transportation Inc. ("DTI") transportation capacity. The pipeline capacity was released via the ANR and DTI capacity release bulletin board systems on a pre-arranged, biddable basis for the period starting April 12, 2005 through March 31, 2006.

Fuel Supply Arrangements

Onondaga has entered into three gas transportation agreements to provide natural gas transportation service to the Project, firm arrangements with Dominion Transmission Inc. ("DTI") and ANR Pipeline Company ("ANR") and a limited interruptible arrangement with NIMO. The DTI and ANR contracts provide for fixed monthly demand charges in addition to variable commodity charges based upon the quantity of gas transported. The NIMO transport contract has an annual minimum payment obligation. Under the NIMO transport contract, Onondaga has issued a letter of credit in favour of NIMO in the amount of $550,000. The letter of credit must be maintained during the term of the NIMO transport contract and is cash collateralized.

Gas Supply and Transportation Optimization

The Project entered into a Transaction Confirmation with Sequent Energy Management, LLC ("Sequent") from December 1, 2004 through March 31, 2005 ("Optimization Agreement"). Under the Optimization Agreement, Sequent provided Onondaga with a call on market-priced gas for NYISO dispatch requirements and pays Onondaga for the utilization of Onondaga's gas transportation contracts.

The Project engaged Sequent Energy Management, L.P. to provide fuel management services for the Project, including fuel purchasing, nominations, scheduling and balancing services. This is a short-term agreement effective April 1, 2006 through March 31, 2007 and will likely be renewed or replaced. Onondaga is permitted to operate each of its combustion turbines on fuel oil instead of natural gas for up to 1,752 hours per year under the terms of the Project's air permit. The Project includes a 380,000 gallon oil storage tank.

Operations & Maintenance

An affiliate of Caithness is responsible for the operations and maintenance of the Project pursuant to one of the Caithness O&M Agreements.

Orlando Project

Description

The Orlando Project, a 126 MW natural gas-fired combined-cycle cogeneration facility located in an industrial park near Orlando in Orange County, Florida, commenced commercial operation in September 1993 as a QF. The Orlando Project is owned by Orlando CoGen Limited, L.P. ("Orlando"), a Delaware limited partnership in which Atlantic Holdings indirectly owns a 50% partnership interest and Northern Star indirectly owns a 50% partnership interest. The Project is situated on a four acre site located adjacent to an air separation facility owned by Air Products and Chemicals, Inc. ("APCI") which serves as the Project's steam off-taker. Orlando sells all of its electric output to PEF and Reedy Creek Improvement District ("RCID") pursuant to long-term PPAs and chilled water to APCI to improve the efficiency of its air separation unit.

In 1992, Orlando entered into an $84.6 million non-recourse financing due October 2008 to finance the construction of the Project. As at December 31, 2005, approximately $21.8 million in principal remained outstanding under the financing which is expected to be amortized over its remaining term.

Capacity and Energy Sales

Power Purchase Agreements

Orlando has entered into a 30-year contract to sell electrical capacity and energy to PEF which expires on December 31, 2023. Orlando is obligated to sell and deliver a committed capacity of 79.2 MW and has committed to a 93% on-peak capacity factor. Orlando receives a monthly capacity payment based on achieving the on-peak capacity factor and a monthly energy payment based on the total amount of electric energy actually delivered to PEF. The capacity payment is a fixed payment escalating at 5.1% annually and is reduced whenever the on-peak capacity factor is below 93%, calculated on a 12-month rolling average basis. Energy payments are based on the amount of energy delivered during the on-peak hours and off-peak hours during each month.

Orlando has entered into a 20-year contract to sell electrical capacity and energy to RCID, a municipal district serving the Walt Disney World complex, which expires in 2013. Orlando is obligated to sell and deliver 35 MW of electricity and has committed to a 93% average capacity factor. Orlando receives a monthly capacity payment based on the actual average capacity factor and a monthly energy payment based on the total amount of electric energy actually delivered to RCID. This PPA may be extended for an additional 10-year term upon the consent of both parties The capacity payment is a fixed rate that escalates at 4.5% annually and is based upon achieving a 93% average capacity factor (calculated on a three-year rolling average basis). The agreement provides both incentive and penalty provisions for performance above and below a 93% average capacity factor, respectively. RCID reimburses Orlando for a portion of the Florida Gas reservation charges associated with the firm gas transportation agreement. On October 12, 2005, Orlando executed an enabling agreement with RCID for periodic sales of up to 15MW of non-firm available energy at firm rates.

Steam Sales Agreement

Orlando has entered into an agreement with Air Products Manufacturing Corporation ("APMC"), a wholly-owned subsidiary of APCI, to supply chilled water to its cryogenic air separation facility. Orlando has the right to deliver up to 35,000 lbs/hr of steam for use in the chiller and does not have any minimum steam delivery requirements beyond the thermal and efficiency requirements required to maintain QF status pursuant to PURPA. Orlando is required to purchase its nitrogen requirements from APMC, but does not have a minimum purchase requirement. Both the purchase price of nitrogen and the sales price of chilled water produced using steam from the Project are at fixed prices that escalate at the percentage increase/decrease in the producer price index.

Fuel Supply Arrangements

Orlando has entered into 20-year gas supply agreements with Orlando Power Holdings, LLC ("Orlando Power"), indirectly owned by Northern Star, expiring on December 31, 2013. Orlando Power has back-to-back agreements for the purchase and supply of natural gas from Vastar Gas Marketing, Inc. ("Vastar"), which is a wholly-owned subsidiary of BP Energy Company. Under the agreements, which expire on December 31, 2013, Vastar is obligated to provide Orlando Power with Orlando's entire daily natural gas requirement. Orlando's purchase price is tied to the coal-based and fixed escalators used for calculating the energy payments under the PPAs. Orlando also holds a gas supply agreement with TECO which is currently not utilized by the Project. Pursuant to this agreement, Orlando pays TECO for all gas consumed by the Project (whether or not supplied under the agreement with TECO). This agreement may be terminated by Orlando on July 31, 2010.

Orlando has entered into two 20-year gas transportation agreements expiring on July 31, 2010 with Peoples Gas for the delivery of natural gas to the Project. Peoples Gas has entered into 20-year back-

to-back agreements with Florida Gas for the delivery of natural gas to the Project. If requested by Orlando, Peoples Gas will use its best efforts to extend or renew its firm transportation agreement with Florida Gas and, if Peoples Gas secures such an extension or renewal, the terms of both gas transportation agreements will be similarly extended. Transportation costs under the agreements are determined by Florida Gas' rate schedule as filed with FERC. These agreements became effective on March 1, 1995 and provide for the transportation of up to 23,600 MMBtu per day to the Project.

Operations & Maintenance

The Project is operated and maintained by an affiliate of Northern Star pursuant to a 30-year operations and administrative services agreement expiring on December 31, 2023. If the PEF PPA is extended beyond December 31, 2023, this agreement may be extended, at the operator's option until December 31, 2033. The operator is compensated on a cost-reimbursement basis plus a fixed general and administrative charge. In addition, the operator is entitled to receive an incentive fee equal to a percentage of the excess of Orlando's operating cash flow after deducting originally anticipated maintenance capital and anticipated debt service. In 1997, Orlando entered into a maintenance agreement (the "LTSA") with Alstom Power Inc. ("Alstom"), for the long-term supply of hot gas path gas turbine parts, pursuant to which Alstom receives a monthly fee from the partnership and additional fees in certain circumstances The LTSA was amended and restated on April 22, 2005 to provide for three additional major inspections and overhauls of the gas turbine. As part of the Amended and Restated LTSA, the gas turbine was upgraded to an 11NM model in 2005.

The Orlando Project experienced a failure of its main generator step up transformer on June 16, 2004, resulting in a temporary shutdown of the facility. Northern Star has determined that the failure of a high voltage bushing was the cause of the problem. The Project returned to service in August 2004. The Project has been operating normally since its return to service. Insurance proceeds covered most of the repair cost. Northern Star has advised that it believes that this event falls within the definition of a force majeure event under the PEF PPA. Discussions are underway with PEF regarding the recovery of some or all of the capacity payments that PEF withheld following the transformer failure.

Pasco Project

Description

The Pasco Project, a 109 MW dual fuel, combined-cycle, cogeneration plant located in Dade City, Florida, commenced commercial operations in July 1993 as a QF. The Pasco Project is owned by Pasco Cogen, Ltd. ("Pasco"), a Florida limited partnership in which Atlantic Holdings indirectly holds a 49.9% partnership interest, an affiliate of Dana Corp. holds direct and indirect partnership interests totalling 50.089% and an affiliate of TECO Energy Inc. holds a 0.011% indirect partnership interest. Pasco provides firm capacity and energy to PEF pursuant to a PPA that expires on December 31, 2008. Pasco has a thermal agreement which expires in December 2008 providing for the sale of steam to Pasco Beverage Company ("Pasco Beverage"). The Project is situated on a 2.7 acre site, adjacent to Pasco Beverage's fruit juice processing facility, approximately 45 miles north of Tampa, Florida. The Project site is owned by Pasco Cogen Realty, LP, an affiliate of Pasco, and leased to Pasco pursuant to a site lease which expires in July 2013.

Construction on the Pasco Project was financed with two loans totalling approximately $92.6 million, both due December 31, 2008. As at December 31, 2005, approximately $34.0 million in principal of the term loans remained outstanding which are expected to be amortized over their remaining terms.

Capacity and Energy Sales

Power Purchase Agreement

Electrical output is sold to PEF pursuant to a PPA that commenced in July 1993 and expires on December 31, 2008. Revenues from the sale of electricity consist of a payment for capacity, an energy payment generally comprised of a fuel component, a voltage adjustment and an hourly performance adjustment in addition to a special monthly payment scheduled to end in 2006. Capacity payments are subject to the Project maintaining an on-peak capacity factor of at least 90% during on-peak hours (11 hours daily) on a 12-month rolling-average basis. The Project is subject to reductions in its capacity payments should it not achieve the 90% on-peak capacity factor. PEF applies a performance adjustment when its avoided cost exceeds the Project's firm energy payments. PEF also pays Pasco a special monthly payment scheduled to end in 2006 which is not subject to plant performance requirements.

Steam Sales Agreement

Project steam revenues are earned pursuant to an amended and restated thermal agreement (the "Thermal Agreement") with Pasco Beverage, which commenced on July 1, 1993 and expires in December 2008. Under the Thermal Agreement, Pasco supplies Pasco Beverage or other steam users with steam on an as-available basis. Since January 2005, there have been no steam sales to Pasco Beverage or other steam users.

On December 30, 2004, Pasco Cogen Realty, LP purchased the plant property from Pasco Beverage and associated easement from Cargill, Incorporated and JDR Properties with the easement conveyed to Pasco. Pursuant to a settlement agreement, Pasco Beverage was released from certain outstanding payables to Pasco.

On September 30, 2004, Pasco filed a petition seeking a temporary waiver of QF requirements for calendar year 2004 and 2005 with FERC because the steam demands from the current and new steam users were insufficient to reliably maintain QF status. The FERC granted the waiver to the Project for the 2004 and 2005 calendar years, allowing Pasco the time needed to complete the installation of water distillation equipment so it can sell distilled water to unaffiliated third parties and retain its QF status. The cost of the distillation system was $2.0 million and was completed in 2005. Effective October, 2005, Pasco executed a letter agreement with an unaffiliated third party for the sale of distilled water. The Project filed for and received recertification of its QF status in late 2005.

Fuel Supply Arrangements

An affiliate of Duke is the primary natural gas supplier for Pasco pursuant to a gas supply agreement which terminates in June 2008. Duke provides natural gas at a price that is adjusted monthly to track the PPA's pricing factors, including energy and capacity based components. Pasco is required to make certain payments if at least 80% of the maximum daily quantity specified in the gas supply agreement is not purchased each month. Pasco has not taken the minimum quantity since 2000; however, to date, Duke has not assessed any penalties.

As of March 30, 2006, the project was in negotiations with Duke regarding an assignment of the Duke Gas Purchase Agreement to PPM Energy, an indirect, wholly owned subsidiary of ScottishPower, plc.

The gas for the Project is transported using firm capacity on the Florida Gas system and interruptible capacity on the Peoples Gas pipeline, from the receipt points on the Florida Gas pipeline to the plant. The gas transportation arrangements expire between 2008 and 2010.

Operations & Maintenance

An affiliate of Caithness is responsible for the operations and maintenance of the Project pursuant to one of the Caithness O&M Agreements.

Rumford Project

Description

The Rumford Project, a 85 MW multi-fuel (coal, wood waste and tire-derived fuel) circulating fluidized bed boiler cogeneration facility located in the town of Rumford, Maine, commenced commercial operation in May 1990 as a QF. The Rumford Project is owned by Rumford Cogeneration Company Limited Partnership ("Rumford"), a Maine limited partnership in which Atlantic Holdings indirectly owns a 24.3% limited partnership interest (an estimated 21.8% economic interest) through its ownership of Teton Funding and an estimated 1.7% economic interest in Rumford through its indirect 18.9% ownership of Javelin, which indirectly owns a 10.2% limited partnership interest (an estimated 9% economic interest) in the Project. Other interests in Rumford are owned by: NewPage Corporation ("NewPage") indirectly through its 30% general partnership interest held by its affiliate, Rumford Cogeneration Inc. ("RCI"); Catamount Energy Corporation indirectly through its 15.1% limited partnership interest; Sojitz Corporation of America indirectly through its 10.2% limited partnership interest; and Dominion Resources, Inc. indirectly through its 10.2% limited partnership interest. Cash distributions from the Project are split among the partners based on after-tax return hurdles. The Project was constructed for the dual purpose of supplying steam and electricity to an adjacent paper mill owned by a subsidiary of NewPage and electricity to Central Maine Power Company ("CMP"). Rumford leases the site from NewPage and the Project is situated adjacent to the paper mill pursuant to a lease expiring on December 31, 2020. Rumford has no outstanding debt. RCI has an assignable option to purchase all of the limited partnership interests in Rumford at a pre-determined price so that upon completion of any exercise of this option, RCI or any assignee would own 100% of Rumford. This option may be exercised on December 31 of each year until December 31, 2014. The option price is four times the average of the net pre-debt service cash flow over the four years preceding the option exercise date (after removing the lowest figure of the four).

Capacity and Energy Sales

Power Purchase Agreements

Rumford had a 15-year PPA to sell electric energy to CMP that expired on December 31, 2005. CMP had the option to extend the term of the PPA for three successive five-year periods, but allowed the option to expire unexercised on July 1, 2004. During 2005, Rumford received an energy payment based on the sale of 75 MW of power at rates that increase in accordance with a fixed price schedule.

In December 2005, Rumford executed a one year interim agreement to sell all of its output to its NewPage at the New England hourly power market price.

Steam Sales Agreements

Rumford has entered into a high-pressure steam purchase agreement with NewPage for the sale of steam through December 31, 2020. Under the agreement, Rumford is required to purchase all of the high-pressure steam generated by the "C" recovery boiler of the paper mill (net of NewPage's needs for 700 psig steam)

Rumford has entered into a low-pressure steam sales agreement with NewPage for the sale of low-pressure steam to NewPage through December 31, 2020. Under the agreement, NewPage is required to purchase all of the low-pressure steam generated by the Rumford Project (not to exceed NewPage's

needs for low-pressure steam). In any event, NewPage is obligated to purchase a sufficient quantity of steam to allow Rumford to maintain the Project's status as a QF.

Prior to 2003, the price of steam sold to NewPage pursuant to both the low-and high pressure steam sales agreements was a fixed price with an adjustment mechanism that responded to changes in the prices paid by Rumford for fuel, bed medium and ash disposal services. In December 2002, the steam price became fixed and will remain fixed for the remaining term of the agreement.

Fuel Supply Arrangements

Subsidiaries of NewPage have entered into a coal supply agreement with Massey Coal Sales Company, Inc. for all of the Project's coal supply requirements. This agreement was assigned to Rumford as of November 15, 2004. The price of coal pursuant to this agreement may be adjusted due to (i) changes in costs for both rail and ocean barge transportation rates; and (ii) a failure to meet certain quality specifications. Delivery of the coal takes place at the Merrills Marine Terminal in Portland, Maine and coal is transported via rail to the plant site pursuant to an agreement with Maine Central Railroad/Springfield Terminal Railway Company. This agreement has expired but the supplier is still supplying transport services and the parties are currently negotiating an extension.

Pursuant to a long-term agreement with NewPage and subject to certain quality specifications, Rumford purchases all chips, bark, dust and other forms of wood created by the operation of the mill that cannot be economically utilized in the operation of NewPage. In addition, Rumford purchases other forms of waste wood on a spot basis from third party suppliers.

Subsidiaries of NewPage have entered into a fixed-price agreement with Sprague Energy Corporation for the purchase of tire-derived fuel that expires in March 2006. Tire-derived fuel typically accounts for between 8.5% and 11.5% of the fuel utilized in the operation of the Project.

Operations & Maintenance

The Rumford Project is operated and managed by an affiliate of NewPage subject to the direction and control of the general partner. The management agreement expires on December 31, 2020. The operator receives an operating fee and is eligible for an incentive fee based on production under the PPA.

Selkirk Project

Description

The Selkirk Project, a 345 MW dual-fuel, combined-cycle cogeneration plant located in the Town of Bethlehem in Albany County, New York, commenced commercial operation in 1994 as a QF. The Selkirk Project is owned by Selkirk Cogen Partners, L.P. ("Selkirk"), a Delaware limited partnership in which Atlantic Holdings estimates that it is entitled to an 18.5% economic interest in the cash flow and Cogentrix Energy, Inc., affiliates of The McNair Group and Fort Point Power LLC (an affiliate of Osaka Gas Energy America Corporation) own the remainder. Each of the Selkirk partners has an interest in cash distributions by Selkirk which changes when certain Selkirk partners achieve a specified return on their contributions to Selkirk. The cash distributions are divided into three levels: (i) distributions in fixed amounts payable to the Selkirk partners in proportion to their equity contributions during an initial period extending until such specified return is achieved (the "Selkirk Level I Distributions"); (ii) distributions of the Selkirk available cash remaining after payment of the Selkirk Level I Distributions; and (iii) distributions after the expiration of such initial period. The 15.7 acre project site is leased by Selkirk from GE and is situated adjacent to a GE plastics manufacturing plant. The Project includes two units: Unit I sells output to both NIMO and third parties; and Unit II sells output to Consolidated Edison, Inc. ("Con Ed"). Steam is sold to GE.

On December 12, 1994, Selkirk refinanced its existing debt with the issuance by Selkirk Cogen Funding Corporation, a wholly-owned subsidiary of Selkirk, of $165 million of 8.65% First Mortgage Bonds due 2007 and $227 million of 8.98% First Mortgage Bonds due 2012. As at December 31, 2005, approximately $287 million in aggregate remained outstanding on the bonds, which is expected to be amortized over the remaining term of the respective bonds. Under Selkirk's financing agreements, Selkirk did not satisfy certain conditions with respect to the extension or replacement of its firm gas supply agreements by December 26, 2004, so cash otherwise available for distribution to Selkirk's partners was deposited into a separate account until the balance in the account is sufficient to fund all scheduled principal repayments on Selkirk's outstanding bonds from June 26, 2010 through June 26, 2012. Selkirk had successfully extended three of the four contracts and, in November 2005, the project successfully concluded negotiations on the fourth and final contract. Upon entering into the fourth contract the requirement to trap otherwise distributable cash was lifted and the cash held in the separate account was released and distributed to the partners in November and December 2005.

Capacity and Energy Sales

Power Purchase Agreements

Selkirk has a PPA that expires on July 1, 2008 to sell electric capacity and energy from Unit I to Niagara Mohawk Power Corp. ("NIMO"). The Unit I PPA provides for a monthly contract payment which is comprised of four indexed pricing components: a capacity payment, an energy payment, a transportation payment and an operations and maintenance payment. The capacity payment, transportation payment, operations and maintenance payment and a fixed portion of the energy payment are payable regardless of whether Selkirk sells energy or capacity. The variable portion of the energy payment varies with the quantities of energy and capacity actually sold. Selkirk retains the right to sell Unit I energy and associated capacity at the prevailing market price which mitigates the impact of any payments that may be required to be made during periods of high market prices. NIMO has a right of first refusal to purchase energy and/or capacity up to the applicable monthly contract quantity during the term of the Unit I PPA at the market energy price and, if applicable, the market capacity price.

Selkirk also has a PPA to sell electric capacity and energy from Unit II to Con Ed. This PPA expires on September 1, 2014, subject to a 10-year extension at the option of Con Ed under certain conditions. The Unit II PPA provides for a capacity payment, a fuel payment, an operations and maintenance payment and a wheeling payment. The capacity payment, a portion of the fuel payment, a portion of the operations and maintenance payment and the wheeling payment are fixed charges to be paid on the basis of plant availability.

Steam Sales Agreement

Selkirk is obligated to sell up to 400,000 lbs/hr of thermal output of Units I and II for use as process steam at the GE plant located adjacent to the Project through September 1, 2014. Selkirk charges GE a nominal price for steam in an amount up to the annual equivalent of 160,000 lbs/hr during each hour in which the GE plant is in production. Steam sales in excess of this amount are priced at GE's avoided variable direct cost, subject to an annual "true-up" to ensure that GE receives the annual equivalent of the discounted quantity at nominal pricing. GE is required to purchase the minimum thermal output necessary for Selkirk to maintain its QF status.

Fuel Supply Arrangements

To supply natural gas for Unit I, Selkirk has entered into a gas supply agreement expiring on October 31, 2012 with Coral Energy Canada on a firm (variable quantity) 365-day per year basis. To supply natural gas for Unit II, Selkirk entered into gas supply agreements with Imperial Oil Resources Limited, EnCana Corporation and Canadian Forest Oil Ltd. (formerly Producers Marketing Ltd.). In the

fourth quarter of 2004, each of the Unit II gas supply agreements was restructured and extended through October 31, 2014.

Long-term contracts for the transportation of Units I and II natural gas volume on a firm 365-day per year basis have been executed with TransCanada Pipelines Limited, Iroquois Gas and Tennessee Gas. Each of the Unit I and II gas transportation contracts expire on November 1, 2012 and November 1, 2014, respectively.

Units I and II have the capability to operate on fuel oil and are able to switch fuel sources from natural gas to fuel oil and back without interrupting the generation of electricity. Selkirk's air permit allows the facility to burn oil for a maximum of 2,190 hours per year at full capacity. The Project has on-site storage for approximately 910,000 gallons of fuel oil, a supply sufficient to run all three combustion turbines for one and one half days at full capacity without refilling. The Project site is approximately five miles from the Port of Albany, New York, a major oil terminal area. Additionally, several major oil companies supply fuel oil in the Albany area through leased storage or throughput arrangements.

Operations & Maintenance

GE operates the Selkirk Project under an the Third Amended and Restated Operations and Maintenance Agreement expiring on December 31, 2012. The agreement provides for a fixed fee, capital parts discounts, a pass-through of management costs and a performance bonus. Management services for Selkirk are provided by JMCS I Management, Inc. ("JMCS"), an affiliate of Cogentrix, under an administrative services agreement. The term of the agreement is 20 years and expires in September 2014 unless terminated earlier in accordance with its terms. JMCS is entitled to compensation under the agreement which is subject to renegotiation every four years and provides for the full recovery of JMCS' actual costs and properly allocated overhead plus a reasonable fee which must be approved by all of the Selkirk partners.

Stockton Project

Description

The Stockton Project is a 55 MW solid fuel-fired cogeneration facility located in Stockton, California that commenced commercial operation in March 1988 as a QF. The Stockton Project is owned by Stockton CoGen Company ("Stockton"), a California general partnership in which Atlantic Holdings indirectly holds a 50% partnership interest and Air Products ("APCI") holds a 50% partnership interest. The majority of the Project's electricity is sold under a 20-year PPA with PG&E that expires in February 2008. In addition, steam and electric energy are supplied to Corn Products International, Inc. ("CPI") under a 20-year energy supply contract expiring in February 2008. The Project is located adjacent to CPI' corn wet-milling plant on a 9.5 acre industrial site that is leased from CPI. A ground lease was executed in 1986 with a base lease term of 20 years, which runs the duration of the CPI energy supply contract. Stockton has the option of extending the site lease term for a period of five years at the maturity of the CPI energy supply contract term. The Stockton Project has no outstanding debt.

Capacity and Energy Sales

Power Purchase Agreements

Stockton has two purchase agreements for electrical output from the Project: (i) the PG&E PPA, which is a 20-year energy and capacity PPA that expires in February 2008; and (ii) the CPI energy supply contract, which provides for the sale of both electricity and steam and is for a term of 20 years coinciding with the PG&E PPA.

Electric power generated by the Stockton Project is sold to PG&E pursuant to a PPA expiring in 2008. The PG&E PPA provides for monthly capacity and energy payments, and Stockton is entitled to

receive a performance bonus if the average on-peak capacity factor, net of allowed forced outages and scheduled maintenance outages, exceeds 85%. The PPA also provides for an annual average energy price through July 15, 2006, subject to time of use adjustments. After July 15, 2006, the Manager believes the energy price will change to PG&E's short-run avoided cost calculated in accordance with a short-run avoided cost formula adopted by the California Public Utilities Commission, whose calculation of short-run avoided cost primarily takes into account spot natural gas prices.

Steam Sales Agreement

Under the CPI energy supply contract, the Stockton Project supplies up to 130,000 lbs/hr of steam and 6,200 kW of electricity to the CPI facility. CPI pays Stockton a monthly base product charge. The CPI energy supply contract requires CPI to pay monthly energy charges for back-up steam and electric power, provided the Project has satisfied its minimum requirement for availability.

Fuel Supply Arrangements

The Project's boiler system is capable of burning several solid fuels, including coal, petroleum coke and tire-derived fuel. This diverse solid fuel mix provides opportunities to source fuel from several suppliers and provides cost advantages through controlled blending for optimal performance. Stockton has experienced success in blending fuels to minimize cost and maintain efficiency.

Stockton purchases coal from two coal supply contracts, one which expires in December 2006 and the other in September 2006 (with an option to extend to December 31, 2006). Stockton also blends petroleum coke with coal to reduce fuel costs and has one and two-year contracts with two major northern California suppliers of coke expiring on December 31, 2005 and March 31, 2006. Although petroleum coke does have a higher sulfur content than most coals, the Project can incorporate it up to 45% (by volume) into the overall fuel supply and still operate within its air quality permit emissions requirements.

The Project also utilizes tire-derived fuel for up to 10% of its fuel mixture. Tire-derived fuel has a high carbon content and provides an excellent source of lower-cost energy for the Project. Stockton purchases tire-derived fuel from Golden By-Products, Inc. under an agreement that expires on December 31, 2006. This contract has been in place since April 1999. It had an original term of three years and is renewable annually subject to mutual agreement on price and quantity of tire-derived fuel.

As an alternative to landfill disposal, Stockton has established programs with several local companies for the beneficial reuse of a majority of the ash produced by the Project. Stockton also maintains existing waste hauling and landfill disposal contracts for excess volumes of ash not utilized in beneficial reuse.

Operations & Maintenance

Air Products Energy Enterprises. L.P. ("APEE") a wholly-owned subsidiary of APCI, provides all operating, maintenance and administrative services for the Stockton Project. APEE receives an operating fee, adjusted annually based on inflation and labour indices, for a defined list of costs and expenses incurred. APEE can also earn an annual incentive fee based on Project cash flow which provides an incentive for APEE to control operating costs and maintain high project reliability.

Topsham Project

Description

The Topsham Project is a 14 MW hydroelectric facility located on the Androscoggin River at the Pejepscot dam near Topsham, Maine and commenced commercial operation in 1987 as a QF. The Topsham Project is leased and operated by Topsham Hydro Partners Limited Partnership ("Topsham"), a Minnesota limited partnership. A 100% undivided interest in the Topsham Project and a 100% undivided

site interest in the Topsham Project site is owned by a financial institution, in its capacity as owner trustee for the benefit of a subsidiary of Atlantic Holdings (50%) and DaimlerChrysler Services North America LLC (50%) as owner participants. Electrical output is sold to CMP under a PPA that expires in 2011.

The following discussion deals only with the lease arrangements as they relate to the Atlantic Holdings indirect interest. Pursuant to a sale and lease back transaction, Topsham leases both the 50% Project and 50% site interest until November 17, 2011. At the end of the initial term, or any renewal term, as the case may be, of the Atlantic Holdings lease, Topsham has the option to renew the lease either for a period of two to 15 years at 50% of the average rate for the initial lease term or for a period of two years to as long as December 2070 at the market rate at time of renewal. Further, Topsham has the option to purchase both the Atlantic Holdings 50% Project and site interests on the last day of the initial term or any renewal term. Lease payments made by Topsham are based on certain Project operating cash flows. Certain of such payments are used to pre-pay amounts due under the note used to finance construction of the Project and are applied against a lease balloon payment due in November 2011.

A portion of the monies used to purchase the Project and site interests was borrowed from a financial institution and a secured note was issued representing this indebtedness. Indebtedness under this note is due November 17, 2011. As at December 31, 2004, approximately $7.0 million remained outstanding under the note.

Capacity and Energy Sales

Power Purchase Agreement

Electrical output from the Topsham Project is sold to CMP pursuant to a PPA terminating on December 31, 2011. CMP has the option to terminate the PPA as of December 31, 2006 through 2010 if, as of December 31, 2005, 2006, 2007, 2008 or 2009, CMP does not have the sole right to provide electric service to customers in its now existing franchise territory who account for at least 50% of the total load being serviced on the applicable option date by all suppliers in the territory. If CMP exercises this termination option, CMP must make a termination payment to Topsham on the effective date of the termination.

CMP is required to pay for power generated by the Topsham Project based on a fixed-price schedule through December 2011.

Operations & Maintenance

Topsham operates the Project and provides all general and administrative services for the Project pursuant to an operation agreement in effect until the earlier of December 31, 2027 or upon Topsham becoming the owner of 100% of the Project and the site, subject to renewal or earlier termination.

THE COMPANY

The Company is a corporation continued under the *Business Corporations Act* (British Columbia).

Description of IPSs

General

As at December 31, 2005, there were 44,339,500 IPSs issued and outstanding. Each IPS represents: (a) one Common Share; and (b) Cdn $5.767 aggregate principal amount of Subordinated Notes.

The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a stock split, recombination or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.

Voluntary Separation and Recombination

At any time after the 45th day following the date of closing of the initial public offering of the Company or upon the occurrence of a change of control of the Company, holders of IPSs may separate their IPSs into the Common Shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of Common Shares and Subordinated Notes may, at any time, recombine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution.

Automatic Separation

Upon the occurrence of any of the following, the IPSs will be automatically separated into the Common Shares and Subordinated Notes represented thereby:

- with respect to any holder of IPSs, acceptance by such holder of the Company's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of the Company;
- exercise by the Company of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption;
- the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; or
- if CDS is unwilling or unable to continue as securities depository with respect to the IPSs and the Company is unable to find a successor depository.

Book-Entry Settlement and Clearance

General

CDS acts as securities depository for the IPSs, the Subordinated Notes and the Common Shares represented by the IPSs, which are referred to collectively as the "Securities". The IPSs and the Subordinated Notes and the Common Shares represented by the IPSs are represented by one or more global notes and global stock certificates. The global notes and global stock certificates are issued as fully-registered in book-entry only form in the name of CDS or its nominee, CDS & Co. If an investor intends to purchase IPSs, an investor must do so through direct and indirect CDS participants. The participant through which a purchase is made will receive a credit for the applicable number of IPSs on CDS's records. The ownership interest of each actual purchaser of the applicable security, referred to as a "beneficial owner", is to be recorded on the participant's records. Beneficial owners will not receive written confirmation from CDS of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the CDS participant through which the beneficial owner entered into the transaction.

All interests in the Securities are subject to the operations and procedures of CDS. The following is a summary of those operations and is provided by the Company solely for convenience. The operations and procedures of each settlement system may be changed at any time. The Company is not responsible for those operations and procedures.

To facilitate subsequent transfers, all Securities deposited by direct CDS participants are registered in the name of CDS. The deposit of Securities with CDS and their registration in the name of CDS effect no change in beneficial ownership. CDS has no knowledge of the actual beneficial owners of

the Securities. CDS's records reflect only the identity of the direct CDS participants to whose accounts such Securities are credited, which may or may not be the beneficial owners. The CDS participants will remain responsible for keeping account of their holdings on behalf of their customers.

Transfers of ownership interests in the Securities are effected by entries made on the books of the CDS participants acting on behalf of beneficial owners. Beneficial owners of Securities will not receive certificates representing their ownership interests in the applicable Security except in the event that use of the book-entry only system for the Securities is discontinued.

Cross-market transfers between CDS participants, on the one hand, and the Depositary Trust Company ("DTC") participants, on the other hand, will be effected within CDS through DTC. To deliver or receive an interest in Securities held in a DTC account, an investor must send transfer instructions to DTC under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, DTC will send instructions to its CDS depositary to take action to effect final settlement by delivering or receiving interests in the Securities in CDS and making or receiving payment under normal procedures for same-day funds settlement applicable to CDS. DTC participants may not deliver instructions directly to the CDS depositary that is acting for DTC.

Conveyance of notices and other communications by CDS to direct participants, by direct participants to indirect CDS participants, and by CDS participants to beneficial owners is governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The Company and the Trustee under the Indenture make any payments on the Common Shares and Subordinated Notes to CDS. CDS's practice is to credit direct CDS participants' accounts on the payment date in accordance with their respective holdings shown on CDS's records unless CDS has reason to believe that it will not receive payment on the payment date. Payments by CDS participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of CDS, the Company or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

The Company and the Trustee under the Indenture are responsible for the payment of all amounts to CDS. CDS is responsible for the disbursement of those payments to its participants, and the participants are responsible for disbursements of those payments to beneficial owners.

CDS may discontinue providing its service as securities depository with respect to the IPSs, the Common Shares or the Subordinated Notes at any time by giving reasonable notice to the Company and the Trustee under the Indenture. If CDS discontinues providing its service as securities depository with respect to the IPSs and the Company is unable to obtain a successor securities depository, the beneficial owners will automatically take a position in the Common Shares and Subordinated Notes represented by the IPSs and the Company will print and deliver certificates representing Common Shares and Subordinated Notes to the beneficial owners or their nominees. If CDS discontinues providing its service as securities depository with respect to the Common Shares or Subordinated Notes and the Company is unable to obtain a successor securities depository, the beneficial owners will automatically take a position in the securities and the Company will print and deliver certificates for the Common Shares and Subordinated Notes to the beneficial owners or their nominees.

The Company has the option of discontinuing the registration of any of the Securities through the book-entry only system at any time. In the event that the Company decides to discontinue use of the system of book-entry only system for any of the Securities, the Company will print and deliver certificates for the Common Shares and Subordinated Notes to the beneficial owners or their nominees.

The information in this section concerning CDS and CDS' book-entry only system has been obtained from sources that the Manager believes to be reliable, including CDS, but the Company takes no responsibility for its accuracy.

The Company will not have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:

- the accuracy of the records of CDS, its nominee, or any participant, as to any ownership interest in the Securities; or
- any payments to, or the providing of notice to, participants or beneficial owners.

Separation and Recombination

Any voluntary or automatic separation of IPSs, and any subsequent recombination of IPSs from Subordinated Notes and Common Shares, are to be accomplished by entries made by the CDS participants on behalf of beneficial owners. In any such case, the participant's account through which a separation or recombination is effected will be credited and debited for the applicable securities on CDS's records.

Procedures Relating to Subsequent Issuances

The Indenture and the agreements with CDS provide that, in the event there is a subsequent issuance of Subordinated Notes, the terms of the newly issued Subordinated Notes (including interest and maturity) will be identical in all material respects to the previously issued Subordinated Notes and all such Subordinated Notes will be traded under the same CUSIP number. Any such subsequently issued Subordinated Notes may be issued at a discount or premium to the stated principal amount.

Description of Share Capital

The authorized share capital of the Company consists of an unlimited number of Common Shares. As at December 31, 2005, there were 44,339,500 Common Shares issued and outstanding, all of which were represented by IPSs sold pursuant to the Company's initial public offering and over-allotment option.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of the Company and are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

Description of Subordinated Notes

General

As at December 31, 2005, $251,252,706 (Cdn $292,205,897) aggregate principal amount of Subordinated Notes were outstanding. $219,867,495 (Cdn $255,705,897) of such Subordinated Notes were represented by IPSs and $31,385,211(Cdn $36,501,000) of such Subordinated Notes were sold separately by private placement.

The Subordinated Notes were issued under the Indenture. The following is a brief summary of the terms of the Indenture and is subject to, and is qualified in its entirety by, all the provisions of the Indenture, which is specifically incorporated herein by reference. The Indenture can be found on SEDAR at www.sedar.com.

Market

In certain circumstances, the Subordinated Notes and Common Shares represented by the IPSs will separate. There is no market through which such Subordinated Notes may be sold and purchasers may not be able to resell Subordinated Notes purchased by them.

Interest Rate

The interest rate on the Subordinated Notes is 11.0% per annum. Payments of interest, to the extent permitted by law, not made when due, will bear interest from the date such payment was due until paid at a default rate of 13.0% per annum.

Record and Payment Dates

Interest is paid monthly in arrears on the last business day of each month to holders of record on the last business day of the preceding month.

Maturity Date

The Subordinated Notes will mature on November 18, 2016.

Principal Repayment

The Subordinated Notes provide for the payment of interest only until the end of the term of the Subordinated Notes, at which time the principal balance will be payable by the Company.

Optional Redemption

On or after November 18, 2009, the Company may redeem the Subordinated Notes, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days' notice, for cash, at a redemption price equal to: (i) 105% of the principal amount of Subordinated Notes being redeemed where the redemption occurs on or after November 18, 2009 but before November 18, 2011; (ii) 104% of such amount where the redemption occurs on or after November 18, 2011 but before November 18, 2013; (iii) 103% of such amount where the redemption occurs on or after November 18, 2013 but before November 18, 2014; (iv) 102% of such amount where the redemption occurs on or after November 18, 2014 but before November 18, 2015; and (v) 101% of such amount where the redemption occurs on or after November 18, 2015 but before November 18, 2016, together with, in each case, accrued but unpaid interest to the date of redemption. Any exercise by the Company of its option to redeem Subordinated Notes, in whole or in part, will result in an automatic separation of the IPSs into Common Shares and Subordinated Notes.

Change of Control

Upon the occurrence of a change of control, the Company will be required to make an offer to each holder of Subordinated Notes to repurchase that holder's Subordinated Notes at a price equal to 101% of the principal amount of the Subordinated Notes being repurchased, plus any accrued but unpaid interest to the date of repurchase. However, a holder of IPSs will not be able to have its Subordinated Notes repurchased unless such holder surrenders the IPSs to the depository, and receives delivery of the Common Shares and Subordinated Notes represented thereby.

Security and Guarantees

The Subordinated Notes are secured by a pledge of the Company's membership interests in Atlantic Holdings and are guaranteed by Atlantic Holdings and certain of its direct and indirect, wholly-owned subsidiaries including, among others, Onondaga Cogeneration L.P. The guarantee of Atlantic

Holdings is secured by a pledge of its membership interests in the Project Holding Entities and the guarantees of certain of Atlantic Holdings' direct and indirect wholly-owned subsidiaries are secured by pledges of the membership interests or other securities they hold in subsidiary entities subject to the provisions of agreements governing or affecting interests in such subsidiaries which may restrict or prevent pledges in certain cases.

Onondaga Cogeneration L.P.'s guarantee of the Subordinated Notes is secured by a pledge of certain of the Onondaga Project assets. None of the other Project Operating Entities have provided a guarantee of the Subordinated Notes and none of the other Project assets are pledged to secure a guarantee of, or indebtedness under, the Subordinated Notes.

Ranking

The Subordinated Notes are secured subordinated indebtedness of the Company and are subordinated in right of payment, as set forth in the Indenture, to all existing and future secured senior indebtedness of the Company, including the Company's guarantee of Atlantic Holdings' obligations under the Credit Facility, but rank senior to all unsecured indebtedness of the Company (including trade payables).

The indebtedness evidenced by each secured guarantee of the Subordinated Notes is secured subordinated indebtedness of each guarantor, and is subordinated in right of payment, as set forth in the Indenture, to all existing and future senior indebtedness of each such guarantor, including the Credit Facility, but ranks senior to any unsecured indebtedness of each such guarantor (including trade payables).

Indebtedness evidenced by each unsecured guarantee of the Subordinated Notes is unsecured subordinated indebtedness of each such guarantor and is subordinated in right of payment, as set forth in the Indenture, to all existing and future secured indebtedness of such guarantor, including the Credit Facility, and ranks *pari passu* in right of payment with all existing and future unsecured indebtedness of each such guarantor (including trade payables).

Restrictive Covenants

The Indenture contains covenants with respect to the Company that restrict:

- the incurrence of additional indebtedness;
- the payment of dividends on, and repurchase of, Common Shares;
- a number of other types of payments, including investments;
- specified sales of assets;
- specified transactions with affiliates;
- the creation of a number of liens; and
- consolidations, mergers and transfers of all or substantially all of the Company's assets.

The limitations and prohibitions described above are subject to a number of important qualifications and exceptions described in the Indenture.

Limitations on ERISA Plan Ownership

To avoid having the Company become subject to the fiduciary and prohibited transaction provisions of ERISA and Section 4975 of the Code, at no time may the IPSs, Subordinated Notes or Common Shares be beneficially owned by any "ERISA Plan" (which includes plans subject to such

statutory provisions and entities that, by regulation, are deemed to hold assets of such plans). Any transferee of beneficial ownership of IPSs, Subordinated Notes or Common Shares (whether by initial purchase or subsequent transfer) will be deemed to represent to the Company that it is not an ERISA Plan. Any purported transfer (whether or not the result of a transaction entered into through the facilities of the Toronto Stock Exchange) that, if effective, would result in any ERISA Plan beneficially owning any IPSs, Subordinated Notes or Common Shares will be void from the date of the purported transfer, and the ERISA Plan that pursuant thereto would purport to have beneficial ownership of the IPSs will not acquire any interest in the IPSs, Subordinated Notes or Common Shares. In the event of such a purported transfer, such IPSs, Subordinated Notes or Common Shares will be transferred to a trust created by the Company and sold. The ERISA Plan will not have any beneficial interest in the trust, and the ERISA Plan's sole right with respect to the IPSs, Subordinated Notes or Common Shares that were the subject of the purported transfer to the ERISA Plan will be to receive the net proceeds of sale of such IPSs, Subordinated Notes or Common Shares by the trust. The Company may require any person who attempts to acquire IPSs, Subordinated Notes or Common Shares or who otherwise is purported to beneficially own IPSs, Subordinated Notes or Common Shares, to provide a written statement or affidavit to the Company stating such information as the Company may request in order to determine whether such person is an ERISA Plan or not.

The Indenture contains substantively identical provisions concerning prohibitions on ERISA Plan ownership of the Subordinated Notes as described above, including the right to compel an ERISA Plan to dispose of the Subordinated Notes.

Limitation on U.S. Resident Ownership

The articles of incorporation of the Company provide that at no time may more than 100 U.S. persons (as determined by the Company) be the beneficial owners of the Company's securities, nor may any U.S. person be the beneficial owner of more than 10% of the IPSs, the Subordinated Notes or the Common Shares. The Company may require declarations as to the jurisdictions in which beneficial owners of the Company's securities are resident. If the Company becomes aware that either of the foregoing limitations may be contravened, the transfer agent and registrar of the Company will make a public announcement and will not accept a subscription for the Company's securities from or issue or register a transfer of the Company's securities to a person unless the person provides a declaration that the person is not a U.S. person. If, notwithstanding the foregoing, the Company determines that more than 100 U.S. persons are beneficial owners of any class of the Company's securities (on either a non-diluted or fully-diluted basis), the Company may send a notice to the U.S. holders of such securities, chosen in inverse order to the order of acquisition or registration or in any manner as the Company may consider equitable and practicable, requiring them to sell their securities or a portion of their securities within a specified period of not less than 10 days. If the holders of the Company's securities receiving the notice have not sold the specified number of securities, or provided the Company with satisfactory evidence that they are not U.S. persons within that period, the Company may, on behalf of those holders of the Company's securities, sell those securities, and, in the interim, will suspend the voting and distribution rights attached to those securities. Upon that sale, the affected holders will cease to be holders of the securities, and their rights will be limited to receiving the net proceeds of the sale.

Limitation on Ownership by Electric Utilities and Others

The United States Congress enacted the Energy Policy Act of 2005 (EPAct 2005) on August 8, 2005. EPAct 2005 removed certain regulatory constraints on investment in utility power producers by repealing the Public Utility Holding Company Act of 1935 and enacting the Public Utility Holding Company Act of 2005. EPAct 2005 also limited the requirement that electric utilities buy electricity from QFs to certain markets that lack competitive characteristics and eliminated the electric utility ownership limitation for QFs. Finally, EPAct 2005 amended and expanded the reach of FERC's corporate merger authority under section 203 of the Federal Power Act. Over the last several months, FERC has issued rulemakings implementing these provisions of EPAct 2005.

While the new regulatory regime does mean some changes in terms of required filings and approvals, many of the regulatory issues related to the ownership Projects have not changed.

The Projects include QFs that qualify under FERC's rules implementing PURPA and EWGs under PUHCA with market-based rates on file with FERC pursuant to the Federal Power Act, as amended (the "FPA"). Ownership of the Company is restricted in order to ensure that the Projects with market-based rates on file with FERC comply with representations made to FERC, and continue to qualify for market-based rates. Such ownership restrictions generally relate to persons or companies having equity ownership or operation of certain utility assets in the U.S. or affiliation with an entity that owns or operates such assets. As a result, the articles of incorporation of the Company provide that no U.S. entity (other than entities that have made certain regulatory filings such as Teton Holdings) may hold more than 10% of the IPSs or Common Shares. In addition, should any entity wish to hold more than 5% but less than 10% of the IPSs or Common Shares, that entity must agree to cooperate with the Company and provide information necessary to make any filings with FERC that may be required pursuant to the FPA. Further, the articles of incorporation of the Company provide that no person may own IPSs or Common Shares if such person (i) is affiliated with any franchised electric utility; (ii) has controlling ownership interests in any electric generating, transmission, or distribution facilities; (iii) is affiliated with any power marketers; (iv) is subject to regulation as a "public utility" under the FPA; or (v) is subject to regulation with respect to rates or to financial or organizational matters as an electric utility, public utility, or public service company or corporation under the laws of any state unless such person satisfies the Company that the ownership of the IPSs or Common Shares by such person will not adversely affect the order issued under the FPA with respect to certain Projects, or the Projects' qualification for market-based rates under the FPA.

Determination of such potential adverse effect is at the sole discretion of the Company, and the Company may elect to strictly enforce any or all of the restrictions set forth above against such entity. If the Company becomes aware that any of the foregoing restrictions may be contravened, the transfer agent and registrar of the Company will make a public announcement and will not accept a subscription for IPSs or Common Shares from or issue or register a transfer of IPSs or Common Shares to a person unless the person provides a declaration that the person is not an entity described above. If, notwithstanding the foregoing, the Company determines that an owner of IPSs or Common Shares violates the foregoing restrictions, the Company may send a notice to such owner of IPSs or Common Shares requiring it to provide specified information to the Company such that Company can determine whether such person's ownership may have an adverse affect upon the Company. Upon such determination, the Company may send a further notice requiring such owner to sell its IPSs or Common Shares within a specified period of not less than 10 days. If the holder of IPSs or Common Shares receiving the notice has not sold the IPSs or Common Shares, as applicable, or provided the Company with satisfactory evidence that it does not contravene the foregoing restrictions, the Company may, on behalf of that holder of IPSs or Common Shares, sell those IPSs or Common Shares, and, in the interim, will suspend the voting and distribution rights attached to those IPSs or Common Shares. Upon that sale, the affected holder will cease to be a holder of the IPSs or the Common Shares, as applicable, and its rights will be limited to receiving the net proceeds of the sale.

Interest Payments and Distribution Policy

Distributions of the Company are paid in Canadian dollars unless a holder of IPSs, Common Shares or Subordinated Notes elects to receive distributions in U.S. dollars. Holders of IPSs, Common Shares or Subordinated Notes that elect to receive U.S. dollar distributions will receive the U.S. dollar Equivalent Amount of distributions by the Company. A holder of IPSs, Common Shares or Subordinated Notes may from time to time elect to change the currency of the distributions it receives on all or any part of the IPSs, Common Shares or Subordinated Notes it holds from Canadian dollars to U.S. dollars or vice versa upon notice to the securities broker through which the holder holds its IPSs, Common Shares or Subordinated Notes.

The Company pays interest on the Subordinated Notes and dividends on the Common Shares (if declared) on the last business day of each month to holders of record at the close of business on the last business day of the preceding month.

The Company intends to pay equal monthly dividends on the Common Shares at a stable and sustainable level, subject to applicable law and the covenants contained in the Credit Facility and the Indenture, after:

- satisfying its debt service obligations under any credit facilities or other agreements with third parties, if any;
- making interest payments at the rate of 11.0% per annum of the aggregate principal amount of the Subordinated Notes outstanding;
- satisfying its other expense obligations, including withholding and other applicable taxes; and
- retaining reasonable reserves for working capital and other expenses.

The Company may make additional distributions in excess of monthly dividends during the year, as the board of directors may determine in its sole discretion.

The Indenture and the Credit Facility contain restrictions on the ability of the Company to declare and pay dividends on the Common Shares. The board of directors of the Company may, in its discretion, modify or repeal the Company's dividend policy. No assurances can be made that the Company will pay dividends at the level contemplated in the future or at all.

For the year ended December 31, 2004, distributions of Cdn $0.1195 per IPS were declared. For the year ended December 31, 2005, the company declared total distributions of Cdn $1.0104 per IPS.

Year ended:	**December 31, 2004**	**December 31, 2005**
Dividend per Common Share	Cdn$0.0437	Cdn$0.3760
Interest Payment on Subordinated Note	Cdn$0.0758	Cdn$0.6344
Total Distribution per IPS	**Cdn$0.1195**	**Cdn$1.0104**

Administration

The Company has no executive officers and engages the Manager to provide certain services pursuant to the Management Agreement. Under the Management Agreement, the Manager, if requested by the Company, has agreed to: (i) assist the Company in complying with its continuous disclosure obligations under applicable securities legislation; (ii) provide or cause to be provided to holders of securities of the Company, all information to which they are entitled under the constating documents of the Company and the Indenture and applicable laws; (iii) monitor compliance of the Company with applicable laws; (iv) provide for the calculation of interest payments and distributions to holders of IPSs and the Separate Subordinated Notes; and (v) assist in the preparation, planning and coordination of meetings of the board of directors of the Company and the holders of Common Shares of the Company. The Company may directly retain professionals and other service providers from time to time to provide advice and other administrative services directly to the Company.

ATLANTIC HOLDINGS

Atlantic Holdings is a Delaware limited liability company.

Capital of Atlantic Holdings

The authorized capital of Atlantic Holdings consists of an unlimited number of common membership interests, an unlimited number of Class A preferred membership interests and an unlimited number of Class B preferred membership interests. As at December 31, 2005, 44,339,500 common membership interests and 50,668,787 Class A preferred membership interests of Atlantic Holdings were owned by the Company and 18,952,365 common membership interests and 18,952,365 Class B preferred membership interests were owned by the Existing Investors.

Class A Preferred Membership Interests

The Class A preferred membership interests are non-voting membership interests. Each Class A preferred membership interest has a liquidation preference of Cdn$5.767 and is entitled to a cumulative preferred return of 11 $^{1}/_{16}$%, plus an amount equal to all of the Company's ongoing expenses and costs. The Class A preferred membership interests are entitled to full payment of any unpaid preferred return prior to distributions being made to any other class of membership interests. The Class A preferred membership interests do not have any right to distributions from Atlantic Holdings in excess of their liquidation preference and preferred return.

The Class A preferred membership interests are redeemable at the option of the holder upon the maturity date of the Subordinated Notes, or upon any redemption or prepayment of the Subordinated Notes being required under the Indenture, for a price equal to their liquidation preference plus any accumulated preferred return. The Class A preferred membership interests are redeemable at the option of Atlantic Holdings on or after November 18, 2009 at a redemption price equal to: (i) 105% of the liquidation preference of the Class A preferred membership interests being redeemed where the redemption occurs on or after November 18, 2009 but before November 18, 2011; (ii) 104% of such amount where the redemption occurs on or after November 18, 2011 but before November 18, 2013; (iii) 103% of such amount where the redemption occurs on or after November 18, 2013 but before November 18, 2014; (iv) 102% of such amount where the redemption occurs on or after November 18, 2014 but before November 18, 2015; and (v) 101% of such amount where the redemption occurs on or after November 18, 2015 but before November 18, 2016, together with, in each case, any accumulated preferred return to the date of redemption. The Class A preferred membership interests are redeemable at the option of the holder, at a redemption price equal to 100% of the liquidation preference of the Class A preferred membership interests plus any accumulated preferred return, during any period that for U.S. federal income tax purposes the Company: (i) is not, or would not be, in the opinion of nationally recognized tax counsel, permitted to deduct all or a substantial portion of the interest payable on the Subordinated Notes from its income; or (ii) is required to withhold or deduct any amount for or on account of taxes from any amounts paid or credited under or with respect to the Subordinated Notes and the Company is required to pay additional amounts. The Class A preferred membership interests are redeemable at the option of the holder for an amount equal to 101% of the liquidation preference of the Class A preferred membership interests plus any accumulated preferred return, in the event that a change of control occurs.

Class B Preferred Membership Interests

The Class B preferred membership interests are non-voting membership interests. Each Class B preferred membership interest has a liquidation preference of Cdn$5.767 and is entitled to a cumulative preferred return of 11.0%. The Class B preferred membership interests are entitled to full payment of any unpaid preferred return prior to distributions being made on the common membership interests, but only after preferred returns are paid on the Class A preferred membership interests. The Class B preferred membership interests do not have any right to distributions from Atlantic Holdings in excess of their liquidation preference and preferred return.

In addition to the redemption rights of the Existing Investors pursuant to the Liquidity Right (as defined below), the Class B preferred membership interests are redeemable at the option of the holder at any time after redemption in full of the Class A preferred membership interests. Upon exercise by a holder of its redemption right with respect to the Class B preferred membership interests, all distributions of available cash (other than tax distributions) will be paid to the holders of the Class B preferred membership interests until they have received payment in full of their liquidation preference plus any accumulated preferred return.

Common Membership Interests

Each common membership interest carries one vote on all matters to be voted on at all meetings of members. Holders of common membership interests are entitled to receive distributions as and when declared by the board of managers after payment in full of all cumulative preferred returns on the Class A and Class B preferred membership interests. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Atlantic Holdings, the holders of common membership interests are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities and the liquidation preference to which the Class A and Class B preferred membership interests are entitled.

Distribution Policy

Atlantic Holdings intends to pay equal monthly distributions on its common membership interests at a stable and sustainable level, subject to applicable law and the covenants contained in the Credit Facility and the Indenture, after:

- satisfying its debt service obligations under the Credit Facility or other agreements with third parties, if any;
- satisfying its other expense obligations, including management and administration expenses, and withholding and other applicable taxes;
- paying distributions on the outstanding Class A preferred membership interests;
- paying distributions on the outstanding Class B preferred membership interests;
- retaining reasonable reserves for working capital and other expenses; and
- making deposits into the Reserve Account to be used to stabilize distributions and fund acquisitions and other growth opportunities.

Reserve Account

Upon completion of the Company's initial public offering and transactions contemplated by the Acquisition Agreements, $12.5 million of the net proceeds of the offering was deposited into the Reserve Account. In addition, Atlantic Holdings intends to make additional deposits into the Reserve Account from time to time in accordance with its distribution policy. The funds in the Reserve Account will be available to: (a) stabilize future cash distributions; and (b) fund acquisitions and other growth opportunities to enhance the long-term stability of cash distributions. Any such acquisition or growth opportunity will be required to meet the acquisition and investment guidelines established by the Company. All acquisitions are subject to the approval of the members of the board of managers of Atlantic Holdings, and to the extent a conflict of interest exists with ArcLight or its affiliates, the approval of the independent members of the board of managers.

Amounts in the Reserve Account generally will be invested at the direction of the Manager in book-based securities, negotiable instruments or securities represented by instruments in bearer or registered form which evidence: (a) direct obligations of, and obligations fully guaranteed as to timely payment by, the Governments of Canada or the United States or any agency or instrumentality thereof the obligations of which are backed by the full faith and credit of the Governments of Canada or the United

States as the case may be, or (b) debt securities or debt instruments with a rating of A (low) or higher by DBRS or A3 or higher by Moody's Investors Service, Inc. or A– or higher by S&P, but excluding any debt securities or instruments constituting loans or advances among the Company and its subsidiaries.

In connection with the Reserve Account, the Manager will seek such advice and retain such experts as the Manager may deem prudent or as otherwise may be required by applicable laws. The investment parameters and objectives of the Reserve Account will also be periodically reviewed and approved by the independent members of the board of managers of Atlantic Holdings.

Operating Agreement

The Company, Atlantic Holdings and the Existing Investors have entered into the Operating Agreement with respect to the operations and affairs of Atlantic Holdings. The following is a brief summary of certain provisions of the Operating Agreement and is subject to, and qualified in its entirety by, all the provisions of the Operating Agreement, which is specifically incorporated herein by reference. A copy of the Operating Agreement can be found on SEDAR at www.sedar.com.

Liquidity Rights of Existing Investors. The terms of the Operating Agreement provide that a holder of Existing Investor Interests has the right (the "Liquidity Right"), exercisable at any time and from time to time and subject to the limits described below, to request Atlantic Holdings to purchase for cancellation, all or any portion of the Existing Investor Interests owned by such holder. Upon delivery of a notice by a holder of Existing Investor Interests (the "Liquidity Notice") to Atlantic Holdings requesting Atlantic Holdings to purchase, for cancellation, all or a portion of such holder's Existing Investor Interests (the "Subject Interests"), Atlantic Holdings is required to use its best efforts to secure the necessary funds through an equity financing to enable it to purchase such interests.

The repurchase of the Subject Interests will occur on such date as is specified by the holder of the Subject Interests (provided such date shall not be prior to the 30th day following receipt by Atlantic Holdings of the Liquidity Notice), unless Atlantic Holdings has been unable, after utilizing its best efforts, to complete or cause the completion of an equity financing on terms acceptable to the managers of Atlantic Holdings who are independent of the Existing Investors and their affiliates, acting reasonably, to secure the necessary funds to enable it to purchase the Subject Interests. Atlantic Holdings may only finance repurchases of Existing Investor Interests pursuant to the exercise of the Liquidity Right by issuing additional equity securities. It is expected that this will occur through the sale of common membership interests and Class A preferred membership interests to the Company, the purchase of which by the Company would be financed by a sale of IPSs or other equity securities of the Company. The Company is required to use its best efforts to effect an offering of IPSs or other equity securities on terms acceptable to the directors of the Company in order to provide equity funding to Atlantic Holdings for the repurchase of the Subject Interests.

The amount which shall be paid by Atlantic Holdings for the purchase of each Subject Interest will be equal to the fair market value of the Subject Interest at the time of the purchase, which shall be determined as follows: (i) in the event that all or a portion of the funds utilized by Atlantic Holdings for the purchase of the Subject Interests are funded through a sale of IPSs, the net proceeds received by the Company from the sale of each such IPS, or (ii) in the event that none of the funds utilized by Atlantic Holdings for the purchase of the Subject Interests are funded through a sale of IPSs, the net proceeds that would have been received by the Company per IPS if IPSs had been sold to fund the repurchase. The reasonable costs directly attributable to raising funds necessary to finance a purchase of Subject Interests will be borne by the holder of such Subject Interests.

For a period of two years from the date of closing of the Company's initial public offering, the Existing Investors may not exercise the Liquidity Right to the extent that the exercise of such right would result in the Existing Investors owning a number of common membership interests of Atlantic Holdings that is less than 10% of the common membership interests of Atlantic Holdings outstanding at the time of

closing. The Liquidity Right may not be exercised in respect of Subject Interests that would result in less than $10 million of proceeds to the Existing Investors so long as the Existing Investors receiving proceeds from any exercise of the Liquidity Right would have been considered to form part of a control block of the Company (as defined in the Securities Act (Ontario)) if the Existing Investor Interests were considered to be IPSs. In the event that Atlantic Holdings determines to enter into an agreement to sell additional common membership interests and Class A preferred membership interests to the Company, other than pursuant to the exercise by the Existing Investors of the Liquidity Right, Atlantic Holdings is required to provide written notice to the Existing Investors as soon as practicable following any such determination. In such event, each Existing Investor shall be entitled to deliver a Liquidity Notice within five business days of the receipt of any such notice. However, notwithstanding the requirement that Atlantic Holdings use its best efforts to secure the necessary funds to repurchase the Subject Interests specified in such Liquidity Notice, treasury issuances in connection with the financing initially contemplated by Atlantic Holdings will take priority over treasury issuances necessary to satisfy the repurchase of Subject Interests specified in the Liquidity Notice. The repurchase of Subject Interests specified in such Liquidity Notice shall occur on the closing of the financing transaction.

The Operating Agreement also provides that, in the event that a person offers to purchase more than 20% of the membership interests in Atlantic Holdings held by the Company pursuant to an agreement with the Company, then it will be a condition of any such agreement that the person will offer to purchase a pro rata portion of the Existing Investor Interests on the same terms and subject to the same conditions as are applicable to the purchase of the membership interests of Atlantic Holdings held by the Company. In the event of an indirect change of control of Atlantic Holdings through any purchase of 20% or more of the Common Shares (including Common Shares forming part of IPSs) of the Company by any single purchaser and/or any other purchasers acting jointly or in concert with such purchaser, the Existing Investors shall be entitled to immediately exercise the Liquidity Right for the full amount of the Existing Investor Interests outstanding and Atlantic Holdings will be unconditionally obligated to purchase the Existing Investor Interests for an amount per Existing Investor Interest equal to the fair market value at the time of exercise (determined by reference to the event giving rise to the change of control).

Managers. The Operating Agreement provides for a board of managers of Atlantic Holdings consisting of seven managers. A majority of the managers must be U.S. residents. All representatives of the Existing Investors and the Manager must be U.S. residents. The Company is entitled to appoint a majority of the board of managers of Atlantic Holdings. The board of managers of Atlantic Holdings is comprised of a majority of managers unrelated to Atlantic Holdings and its subsidiaries, the Existing Investors and the Manager, as follows:

- four representatives of the Company (the three directors of the Company and one individual designated by the three directors of the Company);
- two representatives of the Existing Investors; and
- one representative of the Manager.

The board representation rights of the Existing Investors will be adjusted as their aggregate ownership of common membership interests in Atlantic Holdings is reduced. As the board representation rights of the Existing Investors are reduced, the size of the board of managers of Atlantic Holdings will be correspondingly reduced. The Existing Investors' board representation rights will be adjusted as follows:

Ownership of Common Membership Interests of Atlantic Holdings	Board Representation Rights
More than or equal to 20%	two representatives
Less than 20% but not less than 10%	one representative
Less than 10%	no representative

Special Approvals. In addition to majority approval of the board of managers of Atlantic Holdings, Atlantic Holdings may not, without the approval by at least 80% of the votes cast by holders of outstanding common membership interests: (i) other than in connection with an event of default under the Indenture, enter into a merger, consolidation, combination or other material transaction of a similar nature; (ii) other than in connection with an event of default under the Indenture, directly or indirectly sell or otherwise dispose of all or substantially all of its assets; (iii) redeem any of the outstanding Class A preferred membership interests where such redemption is made at its discretion; (iv) adopt any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing of Atlantic Holdings or to commence any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors; (v) change its fiscal year (unless required or indicated for tax reasons) or make a material change in its accounting policies or procedures unless required under the applicable generally accepted accounting principles; (vi) change the size of the board of managers of Atlantic Holdings; (vii) take, or permit, any action which would prevent the business from continuing on an ongoing basis; or (viii) agree to do any of the preceding. The Operating Agreement also contains pre-emptive rights in favour of the Company and the Existing Investors, co-sale rights in favour of the Existing Investors and drag-along rights in favour of the Company.

Executives. Pursuant to the terms of the Management Agreement, the Manager has the exclusive authority to manage the business and affairs of Atlantic Holdings, to make all decisions regarding Atlantic Holdings and to bind Atlantic Holdings subject to approval, in certain circumstances, by the board of managers of Atlantic Holdings. The Manager has appointed a full-time chief executive officer and chief financial officer and corporate secretary and will appoint such other officers as are considered necessary to fulfil its obligations under the Management Agreement. Management intends to disclose 2005 compensation of its officers following guidance issued by the OSC in December 2005.

Amendment. The Operating Agreement provides that it can only be amended, modified or waived with the approval of the Company, Atlantic Holdings and the Existing Investors (for so long as they hold membership interests in Atlantic Holdings).

RISK FACTORS

An investment in the IPSs and the Common Shares and Subordinated Notes represented thereby involves a number of risks. In addition to the other information contained in this annual information form, prospective investors should give careful consideration to the following factors. Any of the matters highlighted in these risk factors could have a material adverse effect on the Company's results of operations, business prospects or financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares and Subordinated Notes or on the market price or value of IPSs, Common Shares or Subordinated Notes.

Risks Related to the Business and the Projects

Revenue May be Reduced Upon Expiration or Termination of PPAs

Power generated by the Projects, in most cases, is sold under PPAs that expire at various times. In addition, these PPAs may be subject to termination in certain circumstances, including default by the Project owner or operator. When a PPA expires or is terminated, it is possible that the price received by

the relevant Project for power under subsequent arrangements may be reduced significantly. It is possible that subsequent power purchase arrangements may not be available at prices that permit the operation of the Project on a profitable basis. If this occurs, the affected Project may temporarily or permanently cease operations.

The Projects Depend on their Electricity and Thermal Energy Customers

Each Project relies on one or more PPAs, steam sales agreements or other agreements with one or more utilities or other customers for a substantial portion of its revenue. The amount of cash available for distribution to holders of IPSs, Common Shares and Subordinated Notes is highly dependent upon customers under such agreements fulfilling their contractual obligations. There is no assurance that these customers will perform their obligations or make required payments to the Project Operating Entities.

Certain Projects are Exposed to Fluctuations in the Price of Electricity

While a majority of the off-takers of the Projects are contractually obligated to purchase electricity under long-term PPAs, those Projects with power purchase arrangements based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the long-term PPAs expire or terminate, the Manager or the relevant Project operator will be required to either negotiate new PPAs or sell into the electricity wholesale market, in which case the prices for electricity will depend on market conditions at the time.

Operations are Subject to the Provisions of Various Energy Laws and Regulations

Generally, in the United States, the Company's projects are subject to regulation by the FERC regarding the terms and conditions of wholesale service and rates, as well as by state agencies regarding PPAs entered into by Qualify Facility ("QF") projects and the siting of the generation facilities. The majority of the Company's generation is sold by QF projects under PPAs that required approval by state authorities.

On August 8, 2005, EPAct 2005 was enacted, which removed certain regulatory constraints on investment in utility power producers by repealing the Public Utility Holding Company Act of 1935 ("PUHCA 1935") and enacting the Public Utility Holding Company Act of 2005 ("PUHCA 2005"). EPAct 2005 also limited the requirement that electric utilities buy electricity from QFs to certain markets that lack competitive characteristics. Finally, EPAct 2005 amended and expanded the reach of FERC's corporate merger approval authority under section 203 of the Federal Power Act ("FPA"). Over the last several months, FERC has issued final rulemakings implementing these provisions of EPAct 2005.

If any Project that is a QF were to lose its status as a QF, then such Project may no longer be entitled to exemption from provisions of PUHCA 2005 or from provisions of the FPA and state law and regulations. Loss of QF status could trigger defaults under covenants to maintain QF status in the PPAs, steam sales agreements and Project-level debt agreements and result, if not cured within allowed cure periods in termination of agreements, penalties or acceleration of indebtedness under such agreements, plus interest.

The Projects would also have to file with FERC for market-based rates or file for acceptance for filing of the rates set forth in the applicable PPA and its rates would then be subject to initial and potentially subsequent reviews by FERC under the FPA, which could result in reductions to the rates.

The Company's projects require licenses, permits and approvals which can be in addition to any required environmental permits. No assurance can be provided that we will be able to obtain, comply with and renew as required all necessary licenses, permits and approvals for these facilities. If we cannot comply with and renew as required all applicable regulations, our business, results of operations and financial condition could be adversely affected.

EPAct 2005 provides incentives for various forms of electric generation technologies, which may subsidize our competitors. In addition, EPAct 2005 requires the FERC to select an industry self-

regulatory organization which will impose mandatory reliability rules and standards. Among other things, FERC's rules implementing these provisions allow such reliability organizations to impose sanctions on generators that violate their new reliability rules.

We cannot provide assurance that the introductions of new laws, or other future regulatory developments, will not have a material adverse impact on our business, operations or financial condition.

Projects May Not Operate as Planned

The revenue generated by the Projects is dependent, in whole or in part, on the amount of electric energy and steam generated by them. The ability of the Projects to generate the maximum amount of power to be sold to customers under the PPAs is the primary determinant in the amount of cash that will be distributed to the Company, and that will in turn be available for distribution to holders of IPSs, Common Shares and Subordinated Notes. With respect to each of the Projects, there is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things, which could adversely affect revenues and cash available for distribution. To the extent that the Projects' equipment requires longer than forecast down times for maintenance and repair, or suffers disruptions of power generation for other reasons, the amount of cash available for distribution may be adversely affected.

In general, the Projects transmit electric power to the transmission grid for purchase under the PPAs through a single, main step up transformer. As a result, the transformer represents a single point of vulnerability and may exhibit no abnormal behaviour in advance of a catastrophic failure that could cause a temporary shutdown of the facility until a spare transformer can be found or a replacement manufactured. In some cases, a spare transformer may be shared among several facilities. If the reason for a shutdown is outside of the control of the operator, the Projects may be able to make a force majeure claim under the Project contracts such as the PPA, fuel supply, steam sales agreement, loan agreements or insurance policies. If successful, such a claim may prevent a default or reduce monetary losses under such contracts. However, a force majeure claim may be challenged by the contract counterparty and, to the extent the challenge is successful, it may have a materially adverse effect on the Project.

Predicting Project Cash Flows Over the Long Term Is Difficult

Due to the many uncertainties described in this risk factors section that could materially affect future revenues or expenses, it can be difficult to make long term projections of the Company's operating margins.

The Projects are Subject to Significant Environmental and Other Regulations

The Projects are subject to numerous and significant federal, state and local laws, including statutes, regulations, by-laws, guidelines, policies, directives and other requirements governing or relating to, among other things: air emissions; discharges into water; the storage, handling, use, transportation and distribution of dangerous goods and hazardous and residual materials, such as chemicals; the prevention of releases of hazardous materials into the environment; the prevention, presence and remediation of hazardous materials in soil and groundwater, both on and off site; land use and zoning matters; and workers' health and safety matters. As such, the operation of the Projects carries an inherent risk of environmental, health and safety liabilities (including potential civil actions, compliance or remediation orders, fines and other penalties), and may result in the Projects being involved from time to time in administrative and judicial proceedings relating to such matters.

Environmental laws and regulations have generally become more stringent over time, and this trend may continue. In particular, the U.S. Environmental Protection Agency, or USEPA, has recently promulgated regulations requiring additional reductions in nitrogen oxides, or NOX and sulfur dioxide, or SO2, emissions, commencing in 2009 and 2010 respectively, and has also promulgated regulations requiring

reductions in mercury emissions from coal-fired electric generating units, commencing in 2010 with more substantial reductions in 2018. Moreover, certain of the states in which we operate have promulgated air pollution control regulations which are more stringent than existing and proposed federal regulations. Specifically, there is a proposed multi-state carbon cap-and-trade program known as the Regional Greenhouse Gas Initiative, or RGGI, which would apply to the Company's fossil-fueled facilities in the Northeast. A model rule for implementation of RGGI is expected to be released within the next few months.

Ongoing public concerns about emissions of carbon dioxide and other greenhouse gases from power plants have resulted in proposed laws and regulations at the federal, state and regional levels that, if they were to take effect substantially as proposed, would likely apply to Project operations. For example, the Projects could incur substantial costs pursuant to the proposed multi-state carbon dioxide cap-and-trade program known as the Regional Greenhouse Gas Initiative, or RGGI, which would apply to the facilities in our Northeast region. A model rule for implementation of RGGI is expected to be released within the next few months. Significant expenditures may be required for either capital expenditures or the purchase of allowances under the trading programs to keep our facilities compliant with environmental laws and regulations. If it is not economical to make those expenditures then it may be necessary to retire or mothball facilities, or restrict or modify our operations to comply with more stringent standards.

The Projects have obtained environmental permits and other approvals that are required for their operations. Compliance with applicable laws and future changes to them is material to the Company's businesses. Although the Manager believes the operations of the Projects are currently in material compliance with applicable environmental laws, licences, permits and other authorizations required for the operation of the Projects and although there are environmental monitoring and reporting systems in place with respect to all the Projects, there is no guarantee that more stringent laws will not be imposed, that there will not be more stringent enforcement of applicable laws or that such systems may not fail, which may result in material expenditures. Failure by the Projects to comply with any environmental, health or safety requirements, or increases in the cost of such compliance, including as a result of unanticipated liabilities or expenditures for investigation, assessment, remediation or prevention, could result in additional expense, capital expenditures, restrictions and delays in the Projects' activities, the extent of which cannot be predicted.

The Projects Depend on Suppliers Under Fuel Supply Agreements and Increases in Fuel Costs may Adversely Affect the Profitability of the Projects

Revenues in respect of the Projects may be affected by the availability, or lack of availability, of a stable supply of fuel at reasonable or predictable prices. To the extent possible, the Projects attempt to match fuel cost setting mechanisms in supply agreements to PPA energy payments formulas. To the extent that fuel costs are not matched well to PPA energy payments, increases in fuel costs may adversely affect the profitability of the Projects.

The amount of energy generated at the Projects is highly dependent on suppliers under certain fuel supply agreements fulfilling their contractual obligations. The loss of significant fuel supply agreements or an inability or failure by any supplier to meet its contractual commitments may adversely affect cash distributions by the Company.

Upon the expiry or termination of existing fuel supply agreements, the Manager or Project operators will have to renegotiate these agreements or may need to source fuel from other suppliers. There can be no assurance that the Manager or Project operators will be able to renegotiate these agreements or enter into new agreements on similar terms. Furthermore, there can be no assurance as to availability of the supply or pricing of fuel under new arrangements and it can be very difficult to accurately predict the future prices of fuel.

The amount of energy generated at the Projects is dependent upon the availability of natural gas, coal, oil or biomass. There can be no assurance that the long-term availability of such resources will remain unchanged.

Increasing Competition Could Adversely Affect the Performance of the Company and the Projects

The power generation industry is characterized by intense competition, and the Projects encounter competition from utilities, industrial companies and other independent power producers, in particular with respect to un-contracted output. In recent years, there has been increasing competition among generators in an effort to obtain power sales agreements, and this competition has contributed to a reduction in electricity prices in certain markets where supply has surpassed demand plus appropriate reserve margins. In addition, many states are implementing or considering regulatory initiatives designed to increase competition in the U.S. power industry.

The Projects Depend on a Favourable Regulatory Regime

The profitability of the Projects is in part dependent upon the continuation of a favourable regulatory climate with respect to the continuing operations and the future growth and development of the independent power industry. Should the regulatory regime in an applicable jurisdiction be modified in a manner which adversely affects the Projects, including increases in taxes and permit fees, cash available for distribution may be adversely affected. The failure to obtain all necessary licences or permits, including renewals thereof or modifications thereto, may also adversely affect cash available for distribution.

ArcLight May Manage Entities that Compete with the Company and Atlantic Holdings

The officers of the Manager are full-time employees of the Manager and devote their time and efforts exclusively to or for the benefit of the business of Atlantic Holdings and the Company. ArcLight and their affiliates and employees or agents may be engaged or invest directly or indirectly in a variety of other companies or other entities involved in owning, managing or advising on or otherwise engaged in the business of the generation, production, transmission, distribution, purchase and sale of electricity, other forms of energy-related projects, infrastructure projects, utility projects or other businesses.

Affiliates of ArcLight currently act, and may hereafter act, as managers to investment funds whose investment criteria encompass investments in power generation facilities in Canada and the U.S. In particular, an affiliate of ArcLight is the general partner of Fund I and Fund II, which invest in power generation, transmission and distribution assets as well as power-related fuel, services and equipment businesses, primarily in the United States. Existing and future agreements governing investment funds managed by affiliates of ArcLight, including the agreements governing Fund I and Fund II, require, and are expected to require in the case of future agreements, that suitable investments for such investment funds identified by ArcLight first be offered to the investment funds. The Management Support Agreement (as defined below) requires that ArcLight and its affiliates give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for Fund I, Fund II or other investment funds managed by ArcLight or its affiliates or that do fit within such investment guidelines but which such investment funds determine not to pursue. None of ArcLight or its affiliates are prohibited by the Management Agreement or any other agreement with Atlantic Holdings or the Company from competing with Atlantic Holdings or the Company, or from acquiring, investing in, or providing administrative or managerial services to, a competitor of Atlantic Holdings or the Company.

The Company Has Limited Control Over the Operation of Certain Projects

In most cases, the Projects are not wholly-owned by the Company, and in many cases the Company has limited control over the operation of the Projects. Third-party operators manage the operations of many of the Projects. As such, the Company must rely on the technical and management expertise of these third-party operators. To the extent that such third party operators do not fulfill their obligations to manage the operations of the Projects or are not effective in doing so, the amount of cash available for distribution may be adversely affected.

Sufficient Capital May Not be Available to Fund Acquisitions, Investments, Expansions or Capital Expenditures

Future acquisitions, investments, expansions and other capital expenditures by the Company and its subsidiaries will be financed out of cash generated from operations, sales of additional securities of the Company and borrowings. There can be no assurance that sufficient capital will be available on acceptable terms to fund acquisitions, investments, capital expenditures or expansion projects.

The Company May Face Significant Competition for Acquisitions and May Not Successfully Integrate Acquisitions

The Company's business plan includes growth through identifying suitable acquisition or investment opportunities, pursuing such opportunities, consummating acquisitions or investments and effectively integrating acquisitions or investments with the Company's business. There can be no assurance that the Manager will be able to identify attractive acquisition candidates in the power industry in the future, that the Company will be able to make acquisitions or investments on an accretive basis or that acquisitions or investments will be successfully integrated into the Company's existing operations. Although the U.S. power industry is continuing to undergo consolidation and may offer attractive acquisition and investment opportunities, the Manager believes that the Company is likely to confront significant competition for those opportunities and, due to the constriction in the availability of capital resources for acquisitions, investments and other expansion, to the extent that any opportunities are identified, the Company may be unable to effect acquisitions or investments.

Any acquisition or investment may involve potential risks, including an increase in indebtedness, the inability to successfully integrate operations, the potential disruption of the Company's ongoing business and the diversion of management's attention from other business concerns and the possibility that the Company pays more than the acquired company or interest is worth. There may also be liabilities that the Manager failed to discover or was unable to discover in its due diligence prior to the consummation of the acquisition or investment and the Company may not be indemnified for some or all these liabilities. In addition, the Company's funding requirements associated with acquisitions or investments and integration costs may reduce the funds available to the Company to make distributions.

Operations are Subject to a Number of Natural and Inherent Risks

The occurrence of a significant event which disrupts the ability of the Projects to produce or sell power for an extended period, including events which preclude existing customers from purchasing power, could have a material adverse effect on the amount of cash that will be available for distribution to holders of IPSs, Common Shares and Subordinated Notes. A certain portion of the events that might give rise to force majeure may, however, be mitigated by the Projects' insurance programs.

Insurance May Not be Sufficient to Cover All Losses

While the Manager believes that the Projects' insurance coverage addresses all material insurable risks, provides coverage that is similar to what would be maintained by a prudent owner/operator of similar facilities and are subject to deductibles, limits and exclusions which are customary or reasonable

given the cost of procuring insurance, current operating conditions and insurance market conditions, there can be no assurance that such insurance will continue to be offered on an economically feasible basis, nor that all events that could give rise to a loss or liability are insurable, nor that the amounts of insurance will at all times be sufficient to cover each and every loss or claim that may occur involving the assets or operations of the Projects or the Company.

Financing Arrangements Could Impact the Business of the Company

Current or future borrowings by the Company or its subsidiaries will increase the level of financial risk to the Company and, to the extent that the interest rates are not fixed or that borrowings are refinanced at different rates, will increase the sensitivity of cash available for distribution to interest rate variations. Contractual arrangements in respect of those borrowings may also adversely affect cash available for distribution. In addition, most of the Projects currently have term loan or other financing arrangements in place with various lenders. These financing arrangements are typically secured by all of the Project assets and contracts as well as the equity interests in the Project Operating Entities (including those owned by the Company). The terms of these financing arrangements generally impose many covenants and obligations on the part of the Project Operating Entity and other borrowers and guarantors. In many cases, a default by any party under other Project operating agreements (such as a PPA or a steam sales agreement) will also constitute a default under the Project's term loan or other financing arrangement. Failure to comply with the terms of these term loans or other financing arrangements, or events of default thereunder, may prevent cash distributions by the Project or the Project Operating Entity and may entitle the lenders to demand repayment and enforce their security against Project assets. In addition, if an event of default should occur, the lenders are entitled to take possession of the equity interests in Project Operating Entities held by the owners of the Project that have been pledged to such lenders.

The failure of the Company to refinance or repay any indebtedness ranking senior to the Subordinated Notes (including indebtedness outstanding under the Credit Facility) when due would constitute a default under such indebtedness. Under such circumstances, it is expected that distributions by the Company to holders of IPSs would not be permitted until such indebtedness was refinanced or repaid and the Company may be required to sell assets or take other actions, including the initiation of bankruptcy proceedings or the commencement of an out-of-court debt restructuring.

Equity Interests in the Project Operating Entities are Typically Subject to Transfer Restrictions

In addition to the pledges referred to above, the partnership or other agreements governing the Project Operating Entities typically limit a partner's ability to deal with its interest. Specifically, such agreements generally prohibit any sale, pledge, transfer, assignment or other conveyance of the interest in a Project Operating Entity without the consent of the other partners or shareholders. In some cases, other partners may have rights of first offer or rights of first refusal in the event of a proposed sale or transfer. Such restrictions may limit or prevent the Company from dealing with its interests in the Project Operating Entities in the manner it sees fit, and may have an adverse effect on the Company's ability to realize on its investments.

The Projects' Operations are Subject to the Risk of Future Proceedings

The Projects' operations are subject to all operating hazards and risks normally incidental to the generation of electricity. As a result, at any given time, the Projects, Project Operating Entities and other entities associated with the operation of the Projects may be defendants in various legal proceedings and litigation arising in the ordinary course of business. The Projects maintain insurance policies with insurers in amounts and with coverages and deductibles that the Manager believes to be reasonable and prudent. However, there can be no assurance that this insurance will be adequate to protect the Projects from all material expenses related to potential future claims for loss or damage or that these levels of insurance will be available in the future at economical prices. A significant judgment against any Project

or Project Operating Entity, the loss of a significant permit or other approval or the imposition of a significant fine or penalty could have a material adverse effect on the Company's business, financial condition and future prospects and could adversely affect cash distributions by the Company.

The Project Operating Entities are Exposed to Risks Inherent in the Use of Derivative Instruments

The Project Operating Entities may use derivative instruments, including futures, forwards, options and swaps, to manage their commodity and financial market risks. In addition, the Project Operating Entities purchase and sell commodity-based contracts in the natural gas, electricity and oil markets for trading purposes. In the future, the Project Operating Entities could recognize financial losses on these contracts as a result of volatility in the market values of the underlying commodities or if a counterparty fails to perform under a contract. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these contracts involves judgement or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.

Risks Related to the Structure of the Company

The Company is Dependent on the Projects for virtually all Cash Available for Distributions

The Company is dependent on the operations and assets of the Projects through its indirect ownership of interests in the Projects. The Company's ability to make payments on the Subordinated Notes and to make cash distributions to holders of IPSs and Common Shares is dependent on the ability of Atlantic Holdings to make distributions to the Company, which in turn is dependent on the ability of the Project Holding Entities and the partnerships and other entities in which they hold interests, directly or indirectly, to make distributions to Atlantic Holdings. The actual amount of cash available for payments to holders of Subordinated Notes and distribution to holders of IPSs and Common Shares depends upon numerous factors relating to each of the Projects, including profitability, changes in revenues, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Projects or Atlantic Holdings will reduce the amount of cash available for the Company to make payments to holders of Subordinated Notes and distributions to holders of IPSs and Common Shares. While the Company is contractually obligated to make interest payments on the Subordinated Notes, cash distributions by the Company on the Common Shares, including the Common Share component of an IPS, are not guaranteed and will fluctuate with the performance of the Projects. Generally, the interest in the Projects held indirectly by the Company is 50% or less. Accordingly, the Company's influence on the operations and assets of the Projects may be limited.

Distribution of all Available Cash May Restrict Potential Growth of Atlantic Holdings and the Company

The payout by the Company and Atlantic Holdings of substantially all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the future growth of the Company and Atlantic Holdings and their cash flow. In addition, the Company may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive to the Company on a short-term basis.

Future Distributions are not Guaranteed

While the Company is contractually obligated to make interest payments on the Subordinated Notes, the Company's board of directors or Atlantic Holdings' board of managers may, in their respective

discretion, amend or repeal the existing distribution policy relating to equity distributions. Future equity distributions from these companies, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors or managers may deem relevant. Either of these boards of directors or managers may decrease the level of equity distributions provided for in their existing distribution policies or entirely discontinue such distributions.

Exchange Rate Fluctuations May Impact the Amount of Cash Available for Distribution by the Company

A substantial portion of the Company's distributions to holders of IPSs, Common Shares and Subordinated Notes may be denominated in Canadian dollars. Conversely, all of the Projects' revenues and expenses, together with distributions received by Atlantic Holdings from the Projects, are denominated in U.S. dollars. As a result, the Company is exposed to currency exchange rate risks.

Although Atlantic Holdings has entered into hedging arrangements to mitigate this exchange rate risk, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If hedging transactions do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Company's results of operations and may adversely affect cash distributions by the Company. The costs associated with the conversion of U.S. dollars to Canadian dollars and these hedging arrangements is borne by Atlantic Holdings.

Indebtedness Could Negatively Impact the Business of the Company and the Projects

The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of IPSs, Common Shares and Subordinated Notes, including:

- the Company's ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;
- the Company may be unable to refinance indebtedness on terms acceptable to the Company or at all;
- defaults under Senior Indebtedness may prevent the Company from making payments on the Subordinated Notes;
- a significant portion of the Company's cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on its indebtedness, including the Subordinated Notes, thereby reducing funds available for future operations, capital expenditures and/or dividends on its Common Shares; and
- the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures.

The Company May Not be Able to Repurchase the Subordinated Notes Upon a Change of Control

Upon the occurrence of certain specific kinds of change of control events, the Company will be required to offer to repurchase outstanding Subordinated Notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase. However, it is possible that the Company will not have sufficient funds at the time of the change of control to make any required repurchases. Failure to purchase tendered notes would constitute a default under the Indenture, which, in turn, would constitute a default under the Credit Facility.

Changes in the Company's Creditworthiness May Affect the Value of the IPSs, Common Shares and Subordinated Notes

The perceived creditworthiness of the Company, Atlantic Holdings and their respective subsidiaries that have guaranteed the Subordinated Notes, as well as changes in ratings of the IPSs, may affect the market price or value and the liquidity of the IPSs, Common Shares and Subordinated Notes. There is no assurance that a rating will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in its judgement circumstances so warrant. The rating of the IPSs is not a recommendation to purchase, hold or sell such securities.

Restrictive Covenants in Credit Facilities Could Impact the Business of the Company

The Credit Facility contains restrictive covenants that limit the discretion of Atlantic Holdings with respect to certain matters. The ability of Atlantic Holdings to make distributions is subject to the restrictive covenants contained in the Credit Facility. If an event of default occurs under the Credit Facility or other senior indebtedness of Atlantic Holdings and the lender enforces a guarantee provided by the Company, the Company will be restricted or prevented from making distributions on its Common Shares and from making payments on the Subordinated Notes.

Future Issuances of IPSs or Common Shares Could Result in Dilution

The Company's articles of incorporation authorize the issuance of an unlimited number of Common Shares for such consideration and on such terms and conditions as are established by the board of directors without the approval of any shareholders. Additional IPSs or Common Shares may be issued by the Company in connection with a future financing or acquisition by the Company. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Company and reduce distributable cash per Common Share or per IPS.

Investment Eligibility and Foreign Property

There can be no assurance that the Common Shares and Subordinated Notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans or that the Common Shares and Subordinated Notes represented by the IPSs will not be foreign property under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and on excess holdings of foreign property. In particular, if the Company ceases to have a "substantial Canadian presence" (as that term is understood for the purposes of the Tax Act), the Common Shares and Subordinated Notes represented by the IPSs may become foreign property. There can be no assurance that the Company will continue to have a substantial Canadian presence. On February 23, 2005, the Minister of Finance (Canada) proposed amendments to the Tax Act to eliminate the limit in respect of holding foreign property effective as of the beginning of 2005.

U.S. Federal Income Tax Risks

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences generally applicable to a holder of Common Shares and Subordinated Notes, as represented by IPSs, will not be changed in a manner which adversely affects Non-U.S. Holders.

There is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes which are offered in circumstances similar to the Offering (i.e., as part of a unit that includes common shares of the Company). In light of this absence of direct authority, it cannot be concluded with certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Company intends to take the position that the Subordinated Notes are debt for

U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Subordinated Notes would be recharacterized as non-deductible distributions with respect to the Company's equity, and the Company's net taxable income which is effectively connected income and thus its U.S. federal income tax liability would be materially increased. As a result, the Company's after-tax cash flow would be reduced and the Company's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares could be materially and adversely impacted.

Certain U.S. Tax Considerations May Discourage Third Parties from Pursuing a Tender Offer or other Change of Control Transaction

Under certain circumstances, Code Section 163(j) limits a corporation's deductions for interest paid to related foreign persons exempt from U.S. tax. For these purposes, a corporation and a creditor of the corporation will generally be "related" if the creditor owns, directly or by attribution, more than 50% of the corporation by vote or value. The purchase of an IPS should be treated for U.S. tax purposes as a purchase of both an equity interest and a creditor's interest in the Company. As a result, a purchase by any non-U.S. person of more than 50% of the IPSs could result in the Company's interest deductions being limited with respect to the Subordinated Notes forming part of those IPSs or otherwise owned by such person. Furthermore, if any non-U.S. person owns, directly or by attribution, 10% or more of the outstanding voting stock of the Company (including stock owned through IPSs), or certain other relationships exist, then the Company may be required to withhold U.S. tax at a rate of up to 30% on interest payable on any Subordinated Notes owned by that person (including Subordinated Notes owned through IPSs), unless an exemption or reduced rate of U.S. withholding tax applies. Either of these factors could discourage third parties from pursuing a tender offer or other change of control transaction with respect to the Company, which otherwise might have led to a premium being paid for IPSs.

The Company May Not be Able to Make all Principal Payments on the Subordinated Notes

The Subordinated Notes will mature on November 18, 2016. The Company may not be able to refinance the principal amount of the Subordinated Notes in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that the Company will be able to repay the outstanding principal amount upon maturity of the Subordinated Notes.

As a result of the subordinated nature of the guarantees of the Subordinated Notes, upon any distribution to creditors of Atlantic Holdings in a bankruptcy, liquidation or reorganization or similar proceeding relating to Atlantic Holdings or its property or assets, the holders of Atlantic Holdings' senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Subordinated Notes under the guarantee provided by Atlantic Holdings. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to any of the Project Operating Entities or the Projects (other than the Onondaga Project and the Lake Project), the holders of the Subordinated Notes will not have a claim against the assets of such Projects.

Holders of IPSs, Common Shares and Subordinated Notes May Have Limited Liquidity

Neither the IPSs nor the Common Shares have an extensive public market history. No assurance can be made that an active trading market for the IPSs will be sustained in the future, and the Company currently does not expect that an active trading market for the Common Shares will develop until the Subordinated Notes mature. The Common Shares will not be posted for trading on the Toronto Stock Exchange until there exists a sufficient public distribution (for the purposes of the listing requirements of the Toronto Stock Exchange) of Common Shares that are held separately from Subordinated Notes. There is no intention to list the Subordinated Notes on any stock exchange. BMO Nesbitt Burns Inc. has advised the Company that it currently intends to facilitate a secondary market in the Subordinated Notes and Common Shares subject to customary market practice and applicable legal and regulatory

requirements and limitations. However, BMO Nesbitt Burns Inc. is not obligated to do so and may discontinue any such activities, if commenced, at any time and without notice. Moreover, if and to the extent that BMO Nesbitt Burns Inc. facilitates a market for the Subordinated Notes and Common Shares, there can be no assurance that such market would provide sufficient liquidity for any holder of any such securities.

Amounts in the Reserve Account may not be Sufficient to Stabilize Future Cash Distributions of the Company and Fund Acquisitions and Other Growth Opportunities

The Reserve Account has been established to stabilize future cash distributions and to fund acquisitions and other growth opportunities with the objective of enhancing the long-term stability of cash distributions to holders of IPSs. There can be no assurance that amounts in the Reserve Account and the return on investment on such amounts will be sufficient to stabilize future cash distributions or fund growth opportunities. Investments held in the Reserve Account are subject to all risks applicable to such investments. Atlantic Holdings may lose all or part of the funds in the Reserve Account due to factors that are beyond the control of Atlantic Holdings. Although the Manager will seek professional investment advice in situations where it deems it necessary or prudent or in situations where it is otherwise required by law to do so, it is expected that investments in the Reserve Account will not provide a rate of return equal to the rate paid out by the Company to holders of IPSs.

The Market Price for the IPSs, Common Shares or Subordinated Notes May be Volatile

There has been limited public market for income participating securities. Factors such as variations in the Company's financial results, announcements by the Company, the Projects or others, developments affecting the business of the Company or the Projects, general interest rate levels, the market price of the Common Shares and general market volatility could cause the market price of the IPSs, the Common Shares or the Subordinated Notes to fluctuate significantly.

In addition, future sales or the availability for sale of substantial amounts of IPSs or Common Shares or a significant principal amount of Subordinated Notes in the public market could adversely affect the prevailing market price of the IPSs, the Common Shares and the Subordinated Notes and could impair the Company's ability to raise capital through future sales of its securities.

RATING OF IPSs

DBRS has adapted its income funds rating methodology in order to assign stability ratings to IPSs. In November 2005, DBRS reaffirmed its preliminary stability rating of STA-3 (low) to the IPSs of the Company. Similar to units of income funds rated STA-3, IPSs rated STA-3 are considered by DBRS to have good stability and sustainability of distributions per IPS. Ratings categories range from STA-1 to STA-7, with STA-1 being the highest. Ratings take into consideration the following seven main factors: (1) operating and industry characteristics, (2) asset quality, (3) financial flexibility, (4) diversification, (5) size and market position, (6) sponsorship/governance, and (7) growth. A rating is not a recommendation to buy, sell or hold any security and may be subject to revision or withdrawal at any time by DBRS. DBRS stability ratings do not take such factors as pricing or stock market risk into consideration.

MARKET FOR SECURITIES

The IPSs of the Company are listed and posted for trading on the Toronto Stock Exchange under the symbol ATP.UN. The following table sets forth the price ranges and volume of trading of the outstanding IPSs as reported by the Toronto Stock Exchange for the periods indicated.

Period	High (Cdn$)	Low (Cdn$)	Volume
November 18–November 30, 2004	10.30	9.90	6,781,962
December 2004	11.19	10.15	6,110,714
January 2005	11.10	10.60	4,488,096
February 2005	11.50	11.06	5,592,313
March 2005	11.15	10.11	2,285,469
April 2005	10.75	10.15	615,243
May 2005	10.84	10.15	1,106,047
June 2005	11.23	10.65	1,280,242
July 2005	10.94	10.21	1,276,904
August 2005	10.65	9.60	2,452,934
September 2005	11.54	10.25	3,151,286
October 2005	10.75	9.60	2,259,117
November 2005	10.49	9.91	2,348,276
December 2005	10.51	9.84	1,500,237

DIRECTORS, OFFICERS AND MANAGEMENT

The Company

Directors of the Company

The Company's articles of incorporation provide for a minimum of one and a maximum of 20 directors, a majority of whom must be residents of Canada and must be unrelated to the Company and its subsidiaries, the Existing Investors and the Manager. The directors of the Company are Irving Gerstein, Ken Hartwick and John McNeil, all of whom are unrelated to the Company and its subsidiaries, the Existing Investors and the Manager. Directors will be elected at each annual meeting of shareholders of the Company. The term of office for each of the directors will expire at the time of the next annual meeting of shareholders of the Company. A director may be removed by a resolution passed by a majority of the shareholders or may resign. The vacancy created by the removal of a director must be filled at the shareholder meeting at which he or she was removed. A vacancy not so filled at a shareholder meeting, or created by the resignation of a director, may be filled by a quorum of the remaining directors. A quorum for meetings of directors is a majority of the directors, provided that a majority of directors present (or one director, where a quorum is two directors) must be residents of Canada. If there is no quorum of directors, a special shareholder meeting must be called to fill vacancies.

The directors supervise the activities and manage the affairs of the Company, including acting for, voting on behalf of and representing the Company as a holder of membership interests in Atlantic Holdings.

Governance of the Company

In lieu of a corporate governance and compensation committee, the directors are directly responsible for developing the Company's approach to governance issues, filling vacancies among the directors and periodically reviewing the composition and effectiveness of the directors and the contribution and compensation of individual directors.

The board of directors is also responsible for adopting and periodically reviewing and updating the written disclosure policy for the Company and its subsidiaries. This policy, among other things:

- articulates the legal obligations of the Company, its affiliates and their respective directors, managers, officers and employees with respect to confidential information;
- identifies spokespersons of the Company, who are the only persons authorized to communicate with third parties such as analysts, media and investors;
- provides guidelines on the disclosure of forward-looking information; and
- provides guidelines to prevent the selective disclosure of material information and to ensure that if selective disclosure of material information does occur, a news release is issued immediately.

Remuneration of the Directors (Amounts in actual dollars)

Initial compensation for directors of the Company is $20,000 per year and $1,500 per director for attending board or committee meetings in person. The Chairman of the board and the Chairman of the audit committee each receive an additional $10,000 per year. Directors receive $500 for attending meetings by phone. Directors are reimbursed for out-of-pocket expenses for attending board meetings. Directors participate in the insurance and indemnification arrangements described below.

Management and Administration

The Company has no executive officers and engages the Manager to provide certain services pursuant to the Management Agreement. The Company may directly retain professionals and other service providers from time to time to provide advice and other administrative services directly to the Company.

Atlantic Holdings

Board of Managers and Operating Agreement

Atlantic Holdings is governed in accordance with its constating documents and the Operating Agreement. The board of managers of Atlantic Holdings is comprised of seven individuals, a majority of whom are unrelated to and independent from Atlantic Holdings and its subsidiaries, the Existing Investors and the Manager and a majority of whom must be U.S. residents. The Company is entitled to appoint a majority of the board of managers of Atlantic Holdings. The board of managers of Atlantic Holdings is comprised as follows:

- four representatives of the Company comprised of the three directors of the Company and one additional individual designated by the directors of the Company who is a U.S. resident and unrelated to and independent from Atlantic Holdings and its subsidiaries, the Existing Investors and the Manager;
- two representatives of the Existing Investors; and
- one representative of the Manager.

The Existing Investors' representation on the Atlantic Holdings' board of managers will be adjusted if their retained interest in Atlantic Holdings is reduced or diluted. The Existing Investors will be entitled to appoint two managers as long as they continue to own 20% or more of the outstanding common membership interests; one manager as long as they continue to own 10% or more but less than 20% of the outstanding common membership interests; and no managers if they own less than 10% of the outstanding common membership interests. The Manager will be entitled to appoint one manager for so long as it is the manager of Atlantic Holdings under the Management Agreement.

The board of managers of Atlantic Holdings has, subject to the provisions of the Operating Agreement and the Management Agreement, full power to manage the business and affairs of Atlantic Holdings, to make all decisions regarding Atlantic Holdings and to bind Atlantic Holdings. Certain fundamental transactions are subject to approval by at least 80% of votes cast by holders of Atlantic Holdings' common membership interests.

The following table sets out the name, province or state of residence, positions with the Company and Atlantic Holdings and principal occupation of the individuals who are directors of the Company and managers of Atlantic Holdings.

Name and Province/State of Residence(1)	Position(s)	Principal Occupation
IRVING GERSTEIN(2) Ontario, Canada	Chairman of the Board of Directors of the Company and Manager of Atlantic Holdings	Corporate Director
KEN HARTWICK(2) Ontario, Canada	Chairman of the Audit Committee of the Company and Manager of Atlantic Holdings	President of Ontario Energy Savings Corp.
JOHN MCNEIL(2) Ontario, Canada	Director of the Company and Manager of Atlantic Holdings	President, Barker, Dunn & Rossi (Canada)
BILL WHITMAN(2) New Jersey, U.S.A.	Manager of Atlantic Holdings	Senior Vice President, NW Financial Holdings LLC
DANIEL REVERS(3) Massachusetts, U.S.A.	Manager of Atlantic Holdings	Managing Partner of ArcLight
ROBB TURNER(3) New Jersey, U.S.A.	Manager of Atlantic Holdings	Senior Partner of ArcLight
BARRY WELCH(4) Massachusetts, U.S.A.	Manager of Atlantic Holdings	President and Chief Executive Officer of the Manager

(1) Each director of the Company is also a member of the audit committee of the Company.

(2) Representative of the Company on the board of managers of Atlantic Holdings.

(3) Representative of the Existing Investors on the board of managers of Atlantic Holdings.

(4) Representative of the Manager on the board of managers of Atlantic Holdings.

As at December 31, 2005, the directors of the Company and executive officers of the Manager, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 48,170 IPSs, representing approximately 0.1% of the outstanding IPSs of the Company.

Biographies

Irving Gerstein, C.M., O.Ont: Mr. Gerstein has been a director of the Company since October 4, 2004 and a manager of Atlantic Holdings since November 10, 2004. Mr. Gerstein is a retired executive and is currently a director of Medical Facilities Corporation, Student Transportation of America Ltd. and Economic Investment Trust Limited, and previously served as a director of other public Companys, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Mr. Gerstein is a Member of the Order of Canada and a Member of the Order of Ontario. He is

an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of twenty-five years, and is currently a member of its Research Committee. Mr. Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce). During Mr. Gerstein's service as a director of each of Peoples Jewellers Limited and Confederation Life Insurance Company, bankruptcy proceedings were initiated (and, in the case of Peoples Jewellers Limited, claims were made against senior executives of the company, including Mr. Gerstein); all of the creditor and other claims were settled. Mr. Gerstein also entered into a settlement of personal claims arising primarily from participation in a Peoples Jewellers Limited share incentive plan.

Ken Hartwick, C.A.: Mr. Hartwick has been a director of the Company since October 4, 2004 and a manager of Atlantic Holdings since November 10, 2004. Mr. Hartwick is currently the President of Ontario Energy Savings Corp. ("OESC"). OESC is a wholly-owned subsidiary of, and provides administrative services to, Energy Savings Income Fund ("Energy Savings"), an income trust traded on the Toronto Stock Exchange. Through its subsidiaries and affiliates, Energy Savings markets natural gas to residential customers and small to mid-sized commercial businesses in Manitoba Ontario, Illinois, New York and Alberta and solely to commercial customers in Québec and British Columbia. In addition, Energy Savings markets electricity to customers in New York, Ontario and Alberta. Energy Savings also markets electricity to mid-sized commercial and small industrial customers in Ontario. Mr. Hartwick serves on OESC's Management Committee and is involved in providing strategic direction. Prior to joining OESC, Mr. Hartwick served as Senior Vice President, Finance (October 2000 to September 2001) and Chief Financial Officer and Senior Vice President, Finance (October 2001 to April 2004) of Hydro One Inc., the largest electricity delivery company in Ontario and one of the largest in North America. Mr. Hartwick was a member of Hydro One Inc.'s Executive Committee. From May to October 2000, Mr. Hartwick was Vice President, Cap Gemini Ernst & Young and from 1994 to April 2000 Mr. Hartwick was a partner of Ernst & Young LLP. Mr. Hartwick received his B.A. (Honours) from Trent University in Peterborough, Ontario.

John McNeil: Mr. McNeil has been a director of the Company since October 4, 2004 and a manager of Atlantic Holdings since November 10, 2004. Mr. McNeil is President of Barker, Dunn & Rossi (Canada) Inc. ("BDR") based in Toronto. In May 2005, BDR was acquired by Gestalt, LLC. Headquartered in King of Prussia, PA, Gestalt is an information technology consulting firm specializing in the defense, energy and utility sectors. Prior to his appointment at BDR in 2000, Mr. McNeil was Managing Director Investment Banking with Scotia Capital Inc. from 1996 to 1999. Previously, he was a Senior Vice-President and Director of ScotiaMcLeod Inc. from 1991 to 1995. Mr. McNeil has extensive expertise in the areas of asset management models, capitalization, mergers and acquisitions, business and enterprise valuations, capital markets and market ratings and has worked extensively throughout North America and Europe. Mr McNeil has been a member of the Electricity Task Force of The Toronto Board of Trade since 1996. Mr. McNeil specializes in the electric power sector and his major focus in recent years has been in the field of corporate and enterprise unbundling and reconstitution resulting from the restructuring of the electricity sector in North America. Mr. McNeil received a B.A. (Honours) from Queens University, a Bachelor of Laws from the University of Toronto and an M.B.A. from the University of British Columbia.

Bill Whitman: Mr. Whitman has been a manager of Atlantic Holdings since November 10, 2004. Mr. Whitman is currently the Senior Vice President of NW Financial Group, LLC ("NW"), an investment bank specializing in municipal finance. Mr. Whitman has over twenty years of experience in structuring and managing waste-to-energy projects. At NW, Mr. Whitman helps clients structure and finance projects, providing essential public services such as waste disposal and water treatment. From July 2003 to March 2004, Mr. Whitman was a contract employee of MSW Energy Holdings LLC ("MSW"), where he fulfilled the duties of Chief Financial Officer. MSW owns a 50% indirect membership interest in Ref-Fuel Holdings LLC, which is one of the largest owners and operators of waste-to-energy projects in the United States. Prior to joining MSW, Mr. Whitman played a leading role in the start-up and management of Covanta's (formerly Ogden Corporation) waste-to-energy business

from 1987 to 2002. At Covanta, Mr. Whitman directed financial operations, resolved contract and client issues and generally helped to manage day-to-day operations. He was also involved in the structuring and financing of several of the waste-to-energy projects and led the restructuring of distressed projects. Mr. Whitman served as Chief Financial Officer of Ogden Energy Group from 1990 to 2001 and Senior Vice-President of Covanta from 2001 to 2002. During Mr. Whitman's service as a senior officer of Covanta, Covanta filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On March 10, 2004, Covanta and 79 of its affiliates, comprising Covanta's energy and water businesses, were acquired by Danielson Holding Corporation. With the closing of this transaction, Covanta and these affiliates emerged from bankruptcy protection. Mr. Whitman received a Bachelor of Science degree in Environmental Engineering from Syracuse University and an M.B.A. from Carnegie Mellon University.

Daniel Revers: Mr. Revers has been a manager of Atlantic Holdings since November 10, 2004. Prior to forming ArcLight, Mr. Revers was a Managing Director of the Bond & Corporate Finance Group at John Hancock Financial Services, Inc. ("John Hancock") from 1995 to 2001. The Bond and Corporate Finance Group of John Hancock invests approximately $10 billion annually in corporate bonds and private placement transactions and, as of March 30, 2004, had approximately $50 billion in assets under management. The group is comprised of 125 employees, including more than 40 credit analysts with expertise in a wide range of industries worldwide. While at John Hancock, Mr. Revers was responsible for the origination, execution and management of a $6 billion portfolio consisting of debt, equity and mezzanine investments in electric power, natural gas, water, transportation and other infrastructure projects and utilities. He originated over 100 investments in the sector with an aggregate investment value at the time of organization of over $5 billion. Mr. Revers was involved in the development of many of the structured private equity securities currently being utilized in the power sector. Prior to joining John Hancock, Mr. Revers held various financial positions at Wheelabrator Technologies Inc. in Hampton, New Hampshire where he specialized in the development, acquisition and financing of domestic and international power generation, water and other environmental projects. Mr. Revers received a Bachelor of Arts in Economics from Lafayette College and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College.

Robb Turner: Mr. Turner has been a manager of Atlantic Holdings since November 10, 2004. Prior to forming ArcLight, Mr. Turner was a Partner at the investment banking firm of Berenson Minella & Company ("BMC") from 1998 to 2001. Joining BMC in 1998, Mr. Turner founded and built BMC's energy advisory practice. From 1990 through 1998, Mr. Turner held senior positions at Smith Barney, Schroders, plc, Wasserstein Perella Group, Inc. and Kidder, Peabody & Co. During his over 15 years of energy finance, corporate finance and public and private equity investment experience, Mr. Turner was responsible for advising on buyouts, corporate finance structures, mergers and acquisitions. He developed extensive power industry and related relationships and advised on industry-related transactions representing over $25 billion in value. His assignments included large domestic and cross-border power industry M&A transactions, power plant development, coal and telecom advisory assignments and raising capital for power technology companies. His clients included many leading private equity firms as well as corporate entities employing highly-leveraged capital structures. Mr. Turner is a graduate of the U.S. Military Academy at West Point and has an M.B.A. from Harvard Business School.

Barry Welch: Mr. Welch has been President and Chief Executive Officer of the Manager since October 1, 2004 and a manager of Atlantic Holdings since November 10, 2004. Prior to joining the Manager, Mr. Welch was the Senior Vice President and head or co-head of the Bond & Corporate Finance Group of John Hancock from 2000 to 2004. Mr. Welch served on several committees at John Hancock, including its Pension Investment Advisory Committee and Investment Operating Committee. Mr. Welch was Chairman of John Hancock's Bond Investment Committee and reported monthly on investment portfolio, strategy and activity to the Committee of Finance of John Hancock's board of directors. Mr. Welch also led the development and approval of Hancock's involvement with Fund I and served as a member of Fund I's Investment Committee. Previously at John Hancock, Mr. Welch headed the Bond and Corporate Finance Group's Power and Energy investment team. From 1986 to 2004, he was involved indirectly or oversaw $25 billion of investments in over 1,000 utility, project finance and oil

& gas transactions. Prior to joining John Hancock, Mr. Welch spent over three years as a developer of power projects at Thermo Electron Corporation's Energy Systems Division (later known as Thermo Ecotek). There he was involved in greenfield development of natural gas, wood and waste-to-energy projects, as well as asset management roles for operating plants. Mr. Welch received a Bachelors of Science in Mechanical and Aerospace Engineering from Princeton University and an M.B.A. from Boston College. Mr. Welch serves on the board of Directors of the Walker Home and School in Needham, Massachusetts.

Remuneration of Board of Managers of Atlantic Holdings

Compensation for non-management managers of Atlantic Holdings (other than members of the board of managers who are also directors of the Company) is $20,000 per year. Each non-management member of the board of managers of Atlantic Holdings receives $1,500 per meeting for attending board or committee meetings in person and $500 for attending meetings by phone. Managers are also reimbursed for out-of-pocket expenses for attending board and committee meetings. Managers participate in the insurance and indemnification arrangements described below.

Management

Atlantic Holdings has no executive officers. Management and administrative services are provided to Atlantic Holdings by the Manager pursuant to the Management Agreement.

Insurance Coverage for Directors and Managers and Indemnification

The Company has obtained a policy of insurance for the directors of the Company and for the managers of Atlantic Holdings. Under the policy, each of the Company and Atlantic Holdings has reimbursement coverage to the extent that it has indemnified the directors or managers. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the directors of the Company or the managers of Atlantic Holdings. The total limit of liability is shared among the directors of the Company and the managers of Atlantic Holdings so that the limit of liability will not be exclusive to any one of the respective directors or managers.

The by-laws of the Company and the Operating Agreement for Atlantic Holdings provide for the indemnification of their respective directors, managers and officers (if any) from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.

The Manager

The Manager is a Delaware limited liability company formed by ArcLight and the Existing Investors. The names, states of residence, positions with the Manager and principal occupations of the officers of the Manager, together with brief biographies of those who are not members of the board of managers of Atlantic Holdings, are set out below. Barry Welch, the President and Chief Executive Officer of the Manager, and Mark Byskov, the Chief Financial Officer and Corporate Secretary of the Manager, are full-time employees of the Manager. In addition to the officers listed below, the Manager has contracted with ArcLight to obtain certain back-office and support services and for possible secondment of ArcLight employees from time to time as appropriate to assist the Manager in fulfilling its responsibilities under the Management Agreement.

Name and State of Residence	Position(s) with the Manager	Principal Occupation
BARRY WELCH .... Massachusetts, U.S.A.	President and Chief Executive Officer	President and Chief Executive Officer of the Manager
MARK BYSKOV*	Chief Financial Officer and Corporate Secretary	Chief Financial Officer and Corporate

Massachusetts, U.S.A.		Secretary of the Manager
STEVEN CHWIECKO Massachusetts, U.S.A	Managing Director, Asset Management and Acquisitions	Managing Director of the Manager

Biographies

Mark A. Byskov, C.A., C.P.A. Mr. Byskov has been Chief Financial Officer and Corporate Secretary of the Manager since December 13, 2004. Prior to joining the Manager, Mr. Byskov served as Director of Corporate Planning for Atlas Cold Storage Trust ("Atlas"), the owner of the second largest temperature controlled distribution network in North America. At Atlas, Mr. Byskov managed the direction of the annual budget for the 5? facility network operated by the trust and was responsible for Canadian and U.S. tax planning. Prior to joining Atlas, Mr. Byskov was Corporate Controller of Radiant Energy Corporation, Orchard Park, NY ("Radiant"). At Radiant, Mr. Byskov was responsible for the preparation of U.S. SEC and Canadian exchange filings and was responsible for the complete financial reporting cycle, among other duties. From 1994 to 2000, Mr. Byskov served as Vice President of Finance and Chief Financial Officer of Marsh Engineering Limited, a multi-facility group of project-oriented industrial service companies, engaged in precision machining, manufacturing, heavy equipment repair, instrumentation distribution and repair in the marine, power generation and other industrial sectors. Mr. Byskov received a Bachelors of Commerce with Honors from Carleton University, Ottawa, Ontario. He is a Certified Public Accountant and has been a member of the American Institute of Public Accountants since 2002. He is also a Chartered Accountant and has been a member of the Canadian Institute of Chartered Accountants since 1994.

* Mr. Byskov has informed the Company that for personal reasons, he will be leaving his CFO position . The Company has hired an executive recruiting firm to retain a CFO. Mr. Byskov has committed to remain in the position through June 30, 2006 to help affect an orderly transition.

Steven P. Chwiecko: Mr. Chwiecko has more than 20 years of energy industry experience in development, acquisitions, asset management, financial structuring, consulting and project restructuring. Immediately before joining the Atlantic Power team he managed his own consulting practice and served as Chairman of the Audit Committee of National Energy & Gas Transmission's Board of Directors. Previously, as a Senior VP with El Paso Merchant Energy, he originated the Newark Bay (Cedar Brakes) acquisition and restructuring and co-originated the Eagle Point (UCF) acquisition and restructuring. Prior to El Paso, while Senior VP and CFO at Adirondack Hydro Development Corporation, he represented the New York independent hydro industry in the Master Restructuring Agreement with Niagara Mohawk Power Corp. This was a $5+ billion landmark restructuring in the late 1990s of substantially all of Niagara's obligations with plants owned by non-regulated independent power producers. Mr. Chwiecko has a Bachelor of Science degree in Geology from St. Lawrence University, an MBA from Rochester Institute of Technology and is a former Certified Public Accountant (CPA).

Management Agreement

The Manager has been engaged to provide or cause to be provided management and administrative services to Atlantic Holdings and its subsidiaries pursuant to the terms of the Management Agreement. These management and administrative services include: (i) representing Atlantic Holdings' interests in the Project Holding Entities and their subsidiaries and overseeing the operation of the Projects; (ii) assisting in the development, implementation and monitoring of strategic plans; (iii) assisting in developing an annual budget and an annual distributable cash forecast; (iv) assisting with treasury, legal and compliance, financing and risk assessment activities; (v) reviewing the budgets and schedules for major maintenance proposed for the Projects; (vi) assisting in the preparation of financial

reports in respect of the Projects and any future projects; (vii) assisting in the negotiation of material agreements; (viii) monitoring compliance with the annual budget, applicable laws and distributable cash forecast; (ix) assisting in and supervising the analysis of potential acquisitions, investments and dispositions; (x) carrying out or supervising the making of acquisitions, dispositions or investments; (xi) retaining accountants, lawyers, consultants, investment bankers and other such professional advisers; and (xii) assisting in the preparation, planning and coordination of meetings of the board of managers of Atlantic Holdings and holders of membership interests in Atlantic Holdings.

Under the Management Agreement, the Manager, if requested by the Company, has also agreed to provide certain administrative services to the Company including: (i) assisting the Company in complying with its continuous disclosure obligations under applicable securities legislation; (ii) providing or causing to be provided to holders of securities of the Company, all information to which they are entitled under the constating documents of the Company and the Indenture and applicable laws; (iii) monitoring compliance of the Company with applicable laws; (iv) advising on and negotiating any financings by the Company; (v) providing for the calculation and distribution of interest payments and distributions to holders of IPSs and the Separate Subordinated Notes; and (vi) assisting in the preparation, planning and coordination of meetings of the board of directors of the Company and holders of Common Shares of the Company.

Pursuant to the Management Agreement, a number of material actions may not be authorized by the Manager without first obtaining the approval of the managers of Atlantic Holdings or the board of directors of the Company, as applicable, including: (i) adopting, amending or materially deviating from annual business plans; (ii) taking any action by or on behalf of a Project Holding Entity, any subsidiary of a Project Holding Entity or any Project Operating Entity that may have a material impact on the annual distributable cash forecast; (iii) disposing of any material assets; and (iv) raising capital by way of an issuance of securities of Atlantic Holdings or the Company. Without the approval of a majority of the Atlantic Holdings managers who are independent of the Manager and its affiliates, the Manager, on behalf of Atlantic Holdings or the Company or a subsidiary or affiliate of Atlantic Holdings or the Company, may not (i) enter into any material transaction with the Manager or an affiliate of the Manager; or (ii) amend any existing material terms of the Management Agreement or fees payable thereunder.

In consideration for providing the management and administrative services under the Management Agreement, the Manager receives: (i) an annual management fee; (ii) payments representing cost reimbursement; and (iii) an incentive fee. The annual management fee is an amount equal to $340,366 (a portion of which is paid by the Company), subject to adjustment for any future acquisitions or investments on the basis that the annual fee will increase by an amount agreed between the Manager and Atlantic Holdings, as approved by the managers of Atlantic Holdings who are independent of the Existing Investors and the Manager, taking into consideration the increased service levels required and the resource requirements imposed as a result of or created by such acquisition or investment. The annual fee is subject to adjustment for inflation and is payable monthly in advance on the first business day of each month. The Manager is entitled to be reimbursed for all out-of-pocket costs and expenses reasonably incurred by the Manager or its affiliates in carrying out the management and administrative services including reasonable allocations for charges incurred by the Manager for services provided by ArcLight pursuant to the agreement described below and for any other services provided by affiliates of the Manager (which charges are reimbursed on a cost recovery basis). The allocations for such charges are subject to the approval by the managers of Atlantic Holdings who are independent of the Existing Investors and the Manager, by way of either annual budget approval or specific authorization.

The incentive fee is designed to enhance the profitability and cash flow of Atlantic Holdings and thus, that of the Company. The Manager is entitled to an annual incentive fee equal to 25% of the product obtained by multiplying (i) the excess of the cash distributed per IPS (or, following the redemption, repurchase or maturity of all of the Subordinated Notes or separation of all of the IPSs, per Common Share) in any fiscal year over the Targeted Cash Distribution by (ii) the weighted average number of IPSs, Common Shares not represented by IPSs and Existing Investor Interests outstanding for the relevant

calendar year or part thereof, subject to customary anti-dilution provisions. The incentive fee will be adjusted in any given fiscal year to account for any period less than a full year during which the Manager provides services under the Management Agreement. The incentive fee will also be adjusted in various other circumstances, including certain events which affect the capital of the Company.

The Management Agreement has an initial 20-year term and will be automatically renewed for additional five-year terms unless, at least six months prior to the expiration of the then current term, a majority of the managers of Atlantic Holdings and the directors of the Company independent of the Existing Investors and the Manager determine that the Management Agreement will not be renewed and notify the Manager accordingly. Atlantic Holdings and the Company have the right to terminate the Management Agreement earlier in circumstances of: (i) bankruptcy, insolvency or receivership of the Manager; (ii) fraud, wilful default or gross negligence committed by the Manager; or (iii) default by the Manager in the performance of a material obligation under the Management Agreement, if (1) such default is not caused by an event of force majeure, and (2) such default is not cured within 60 days of written notice being given by Atlantic Holdings to the Manager of the default or if such default is not reasonably capable of being cured within 60 days, the Manager has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days. The Manager has the right to terminate the Management Agreement earlier (i) in the event of (1) the bankruptcy, insolvency or receivership of Atlantic Holdings or the Company, or (2) a default by Atlantic Holdings or the Company in the performance of a material obligation under the Management Agreement (other than as a result of the occurrence of a force majeure event) which is not remedied within 60 days after notice thereof has been delivered, or if such default is not reasonably capable of being cured within 60 days, Atlantic Holdings or the Company has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days; or (ii) upon 90 days' prior written notice to Atlantic Holdings or the Company.

Atlantic Holdings or the Company may terminate the Management Agreement upon 90 days' prior written notice if: (i) while Atlantic Power Management Holdings, LLC ("APM") owns the Manager, ArcLight should cease to be the manager of the members of APM; or (ii) APM sells the Manager and ArcLight ceases to have a significant influence over the operation of the Manager, without, in either case, the prior written consent of the managers of Atlantic Holdings and the directors of the Company who are independent of the Existing Investors and the Manager, which consents shall not be unreasonably withheld.

No party shall sell or assign its rights or obligations under the Management Agreement to a third party without the prior written consent of the other parties, which consent may not be unreasonably withheld (unless the assignee is not a reputable and experienced manager), except (i) in the case of Atlantic Holdings or the Company, to a bona fide lender as security, including as security for any guarantee granted by Atlantic Holdings or the Company in respect of the obligations of its affiliates to any third party or parties providing bona fide financing to such affiliates; or (ii) in the case of the Manager, to a direct or indirect wholly-owned subsidiary of the Existing Investors or their affiliates.

The Manager may delegate certain aspects of its responsibilities under the Management Agreement, but no such delegation will relieve the Manager of its obligations thereunder. The Manager may, with the approval of the directors of the Company and the managers of Atlantic Holdings who are independent of the Existing Investors and the Manager, contract with affiliates to provide services to the Company and Atlantic Holdings not otherwise provided for in the Management Agreement, such as advisory and investment banking services.

The Manager and any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager shall be indemnified and saved harmless by Atlantic Holdings and the Company from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against the Manager and

any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager, in any way arising from or related in any manner to the Management Agreement, unless such claims arise from the fraud, wilful default or gross negligence of the Manager or any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager. The Manager and its affiliates and associates may rely on information provided by Atlantic Holdings, the Company or any employee or agent thereof unless it has actual notice that such information is inaccurate.

The Manager and ArcLight have entered into an agreement (the "Management Support Agreement") which provides that certain ArcLight employees will be available to provide administrative and office support services to the Manager and that ArcLight employees may be seconded to the Manager from time to time as appropriate to enable the Manager to fulfill its responsibilities under the Management Agreement. Services and resources provided by ArcLight under the Management Support Agreement will be provided to the Manager on a cost recovery basis. The Management Support Agreement requires ArcLight and its affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for Fund I, Fund II or other investment funds managed by ArcLight or its affiliates or that do fit within such investment guidelines but which such investment funds determine not to pursue.

Non-Exclusivity and Conflicts of Interest

Barry Welch, the President and Chief Executive Officer of the Manager, Mark Byskov, the Chief Financial Officer and Corporate Secretary of the Manager, and Steven Chwiecko, the Managing Director – Asset Management and Acquisitions, are full-time employees of the Manager and devote their time and efforts exclusively to and for the benefit of the business of Atlantic Holdings and the Company. ArcLight and its affiliates and their employees or agents may be engaged or invest directly or indirectly in a variety of other companies or other entities involved in owning, managing or advising on or otherwise engaged in the business of the generation, production, transmission, distribution, purchase and sale of electricity, other forms of energy-related projects, infrastructure projects, utility projects or other businesses.

Affiliates of ArcLight currently act, and may hereafter act, as managers to investment funds whose investment criteria encompass investments in power generation facilities in Canada and the U.S. In particular, an affiliate of ArcLight is the general partner of Fund I and Fund II, which invest in power generation, transmission and distribution assets as well as power-related fuel, services and equipment businesses, primarily in the United States. Existing and future agreements governing investment funds managed by affiliates of ArcLight, including the agreements governing Fund I and Fund II, require, and are expected to require in the case of future agreements, that suitable investments for such investment funds identified by ArcLight first be offered to the investment funds. The Management Support Agreement requires that ArcLight and its affiliates give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for Fund I, Fund II or other investment funds managed by ArcLight or its affiliates or that do fit within such investment guidelines but which such investment funds determine not to pursue. None of ArcLight or its affiliates are prohibited by any agreement with Atlantic Holdings or the Company from competing with Atlantic Holdings or the Company, or from acquiring, investing in, or providing administrative or managerial services to, a competitor of Atlantic Holdings or the Company.

AUDIT COMMITTEE

The Company has established an audit committee comprised of three directors: Ken Hartwick (Chair), Irving Gerstein and John McNeil, each of whom is considered "independent" and "financially literate" within the meaning of Multilateral Instrument 52-110 – Audit Committees. The audit committee is responsible for the oversight and supervision of the accounting and financial reporting practices and procedures of the Company, the adequacy of internal accounting controls and procedures and the quality and integrity of financial statements of the Company. The independent auditors of the Company report

directly to the audit committee. In addition, the audit committee is responsible for directing the auditors' examination of specific areas and for recommending to the board of directors the selection of independent auditors of the Company. The charter of the audit committee is attached hereto as Appendix "A".

Relevant Education and Experience of Audit Committee Members

In addition to each member's general business experience, the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member is set forth in their respective biographies above under "Directors, Officers and Management".

External Auditor Service Fees

During the year ended December 31, 2005, the Company retained its principal accountant, KPMG LLP, to provide services in the categories and for the approximate amounts that follow:

		2005
Audit fees		Cdn $840,200
• Atlantic Corporate	Cdn $485,000	
• Project Partnerships	355,200	
Tax fees		171,700
Other		63,652

The nature of each category of fees is described below.

Tax Fees

Tax fees were paid for tax compliance services and tax advice and planning, including preparation of U.S. federal and state and Canadian federal and provincial tax returns and supporting schedules, as well as information forms.

Other

Other includes Cdn $31,152 in connection with the October 2005 private placement of IPSs and Cdn $32,500 in French translation services.

Pre-Approval Policies and Procedures

The Company's audit committee has adopted specific policies and procedures for the engagement of non-audit services. The policies and procedures for such engagement are set out in the audit committee's charter attached hereto as Appendix "A".

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors of the Company.

PROMOTERS

The Existing Investors are considered to be promoters of the Company by reason of their initiative in organizing the business and affairs of the Company. The Existing Investors own 26,491,865 common membership interests and 18 952,365 Class B preferred membership interests in Atlantic

Holdings, representing 29.9% of the common membership interests and all of the Class B preferred membership interests in Atlantic Holdings, respectively.

Upon completion of the initial public offering of IPSs and private placement of Separate Subordinated Notes on November 18, 2004, the Company, through Atlantic Holdings, completed the acquisition of all of the outstanding membership interests in the Project Holdings Entities from the Existing Investors. The Project Holding Entities in turn collectively hold interests in the Projects. See "General Development of the Business".

The Existing Investors are organized under the laws of a foreign jurisdiction and reside outside Canada. Although the promoters have appointed the Company, 355 Burrard Street, Suite 1900, Vancouver, British Columbia, V6C 2G8 as their agent for service of process in British Columbia, it may not be possible for investors to collect from the promoters judgments obtained in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company and its subsidiaries and each Project Operating Entity may, from time to time, be subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. To the knowledge of the Company, none of the Company or its subsidiaries or any Project Operating Entity is involved in any legal proceeding which is expected to have a material effect on the Company and no legal proceedings of a material nature are pending or to the knowledge of the Company threatened against the Company or its subsidiaries or any Project Operating Entity.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, except as may be described elsewhere in this annual information form, no director, manager or executive officer of the Company or any of its subsidiaries, no executive officer of the Manager, no person or company that is the director or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the outstanding voting securities of the Company and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company since the closing of the Company's initial public offering on November 18, 2004.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the IPSs and the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts, other than contracts entered into in the ordinary course of business, that were entered into within the financial year ended December 31, 2005, or prior to the year ended December 31, 2005 but which are still in effect, by the Company and/or Atlantic Holdings are as follows:

- the Acquisition Agreements;
- the Indenture;
- the Operating Agreement;
- the Management Agreement; and

- the Credit Facility.

See the "Glossary of Terms" for particulars of these contracts. These contracts can be found on SEDAR at www.sedar.com. Copies of these agreements may also be examined at the head and principal office of the Company during normal business hours.

INTERESTS OF EXPERTS

KPMG LLP, the auditor of the Company, has been named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – *Continuous Disclosure Obligations* by the Company during, or relating to, the Company's financial year ended December 31, 2005. To the knowledge of the Company, KPMG LLP holds no registered or beneficial interest, directly or indirectly, in any securities or other property of the Company or any of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including principal holders of the Company's securities, is contained in the Company's information circular relating to the 2006 annual meeting of shareholders of the Company. Additional financial information is provided in the Company's financial statements and management's discussion and analysis for the year ended December 31, 2005.

APPENDIX "A"

ATLANTIC POWER CORPORATION

AUDIT COMMITTEE

CHARTER

The Audit Committee (the "**Committee**") of Atlantic Power Corporation (the "**Company**") is established in order to assist the board of directors of the Company in their oversight activities. The purpose of the Committee is to assist the board in its oversight and supervision of:

- the integrity of the Company's accounting and financial reporting practices and procedures,
- the adequacy of the Company's internal accounting controls and procedures,
- the quality and integrity of the Company's consolidated financial statements, and
- the independence and performance of the Company's independent auditor.

Composition:

- The board of directors of the Company shall elect annually from among its members a committee to be known as the Audit Committee to be composed of three directors who are "unrelated" directors (within the meaning of the Toronto Stock Exchange corporate governance guidelines), who qualify as "independent directors" within the meaning of Multilateral Instrument 52-110 – Audit Committees (the "**Audit Committee Rule**") and each of whom is "financially literate" (or will become so within a reasonable period of time following his or her appointment) within the meaning of the Audit Committee Rule.
- A member of the Committee who sits on the board of directors/managers of an affiliated entity is exempt from the requirement that he or she be independent if that member, except for being a director/manager (or member of a board committee) of the Company and the affiliated entity, is otherwise independent of the Company and the affiliated entity, provided that the boards have determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.
- If a member of the Committee ceases to be independent for reasons outside that member's reasonable control, that member is exempt from the requirement to be independent for a period ending on the later of:

  (a) the next annual meeting of the Company; and

  (b) the date that is six months from the occurrence of the event which caused the member to not be independent,

  provided that the board of directors has determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.
- Where the death, disability or resignation of a member of the Committee has resulted in a vacancy on the Committee that the boards are required to fill, a member appointed to fill such vacancy is exempt from the requirements to be independent and financially literate for a period ending on the later of:

  (a) the next annual meeting of the Company; and

  (b) the date that is six months from the day the vacancy was created,

provided that the board of directors has determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.

Reports:

The Committee shall report to the board of directors of the Company on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Company's consolidated financial statements, its compliance with legal or regulatory requirements, and the independence and performance of the Company's independent auditor.

Responsibilities:

Subject to the powers and duties of the board of directors of the Company, the board hereby delegates to the Committee the following powers and duties to be performed by the Committee on behalf of and for the board of directors of the Company:

A. Financial Statements and Other Financial Information

The Committee shall:

(i) review the Company's consolidated annual audited financial statements and related documents prior to any public disclosure of such information;

(ii) review the Company's consolidated interim unaudited financial statements and related documents prior to any public disclosure of such information;

(iii) following a review with management and the independent auditor of such annual and interim consolidated financial statements and related documents, recommend to the board of directors of the Company the approval of such financial statements and related documents;

(iv) review with management and/or the independent auditor all critical policies and practices used as well as significant management estimates and judgements and any changes in accounting policies or financial reporting requirements that may affect the Company's consolidated financial statements;

(v) review with management and/or the independent auditor the treatment in the financial statements of any significant transactions and other potentially difficult matters;

(vi) conduct an annual and semi-annual review of the expenses of the Manager and the Company;

(vii) review a summary provided by the Company's legal counsel of the status of any material pending or threatened litigation, claims and assessments respecting the Company and its subsidiaries; and

(viii) review the other annual financial reporting documents as well as management's discussion and analysis and earnings press releases of the Company prior to any disclosure to the public.

B. Financial Reporting Control Systems

The Committee shall:

(i) require management to implement and maintain appropriate internal controls, and use reasonable efforts to satisfy itself as to the adequacy of the Company's policies for the management of risk and the preservation of assets and the fulfillment of legislative and regulatory requirements

(ii) annually, in consultation with management, the independent auditor and, if applicable, the officer or employee responsible for the internal audit function, review, evaluate and assess the adequacy and integrity of the Company's consolidated financial reporting processes and internal controls, and discuss significant financial risk, exposures and the steps management has taken to monitor, control and report such exposures;

(iii) if applicable, meet separately with the officer or employee responsible for the internal audit function to discuss any matters that the Committee or independent auditor believe should be discussed in private;

(iv) submit to the board of directors of the Company and the boards of directors/managers of its subsidiaries any recommendations the Committee may have from time to time with respect to financial reporting, accounting procedures and policies and internal controls;

(v) review reports from senior officers of the Company and its subsidiaries outlining any significant changes in financial risks facing the Company;

(vi) review the management letter of the independent auditor and the responses to suggestions made;

(vii) review any new appointments to senior positions of the Company, its subsidiaries and Atlantic Power Management, LLC with financial reporting responsibilities (such review may be carried out by the Chairman of the Committee);

(viii) satisfy itself that adequate procedures are in place for the review of the Company's disclosure of the Company's financial information extracted or derived from the Company's consolidated financial statements (other than the financial statements, management's discussion and analysis and earnings press releases) and periodically assess the adequacy of those procedures;

(ix) establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Company or its subsidiaries regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company or its subsidiaries of concerns regarding questionable accounting or auditing matters;

(x) review and approve the Company's (and its respective subsidiaries') hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Company; and

(xi) obtain assurance from the independent auditor regarding the overall control environment and the adequacy of accounting system controls.

C. Independent Auditor

The Committee shall:

(i) review the audit plan with the independent auditor;

(ii) discuss in private with the independent auditor matters affecting the conduct of its audit and other corporate matters;

(iii) review the performance and the remuneration of the Company's independent auditor;

(iv) recommend to the board of directors of the Company each year the retention or replacement of the independent auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company and the remuneration of the independent auditor;

(v) if there is a plan to change the independent auditor, review all issues related to the change and the steps planned for an orderly transition;

(vi) annually review and recommend for approval to the shareholders the terms of engagement and the remuneration of the independent auditor;

(vii) oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the independent auditor regarding financial reporting;

(viii) discuss with the Company's independent auditor the quality and not just the acceptability of the Company's accounting principles;

(ix) meet with the Company's independent auditor on a regular basis in the absence of management;

(x) relay its expectations to the Company's independent auditor from time to time including its expectation that (i) any disagreements of a material nature with management be brought to the attention of the Committee, (ii) the independent auditor is accountable to the Committee and the board, each as representatives of the shareholders and must report directly to the Committee, (iii) any irregularities in the financial information be reported to the Committee, (iv) the independent auditor explains the process undertaken by it in auditing or reviewing the Company's financial disclosure, (v) the independent auditor discloses to the Committee any significant changes to accounting policies or treatment of the Company, (vi) the independent auditor discloses to the Committee any reservations it may have about the financial statements or its access to materials and/or persons in reviewing or auditing such statements, and (vii) the independent auditor discloses any conflict of interest that may arise in its engagement;

(xi) review at least annually the non-audit services provided by the Company's independent auditor for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditor; and

(xii) pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its independent auditor or the independent auditor of its subsidiary entities,[1] provided that the Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

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1 The Committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiary entities to the Company's independent auditor during the fiscal year in which the services are provided; (b) the services were not recognized by the Company or the subsidiary entity of the Company at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Structure:

- The Committee shall appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the "**Secretary**"). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chairman.

- The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than once a year. Meetings will be at the call of the Chairman. Notwithstanding the foregoing, the independent auditor of the Company or any member of the Committee may call a meeting of the Committee on not less than 48 hours' notice.

- No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum provided that if the number of members of the Committee is an even number one half of the number of members plus one shall constitute a quorum.

- Any member of the Committee may be removed or replaced at any time by the board of directors of the Company and shall cease to be a member of the Committee as soon as such member ceases to be a director. Subject to the foregoing, each member of the Committee shall hold such office until the next annual meeting of shareholders after his or her election as a member of the Committee.

- The independent auditor of the Company shall be entitled to receive notice of every meeting of the Committee and, at the expense of the Company, to attend and be heard thereat.

- The time at which and the place where the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, or otherwise determined by resolution of the board of directors.

- The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the board of directors may from time to time determine.

Independent Advice:

In discharging its mandate the Committee shall have the authority to retain and receive advice from special legal, accounting or other advisors.

Annual Evaluation:

At least annually, the Committee shall, in a manner it determines to be appropriate:

- Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with its terms of reference.

- Review and assess the adequacy of its terms of reference and recommend to the board of directors of the Company any improvements to its terms of reference that the Committee determines to be appropriate.

Limitation:

Nothing in this charter is intended to or shall have the effect of limiting or impairing the independent decision making authority or responsibility of any board of directors/managers of a subsidiary of the Company mandated by applicable law.

Definitions:

"**financially literate**" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's consolidated financial statements.

"**independent director**" means a director who has no direct or indirect material relationship with the Company.[2]

"**material relationship**"[3] means a relationship which could, in the view of the board of directors of the Company, be reasonably expected to interfere with the exercise of a member's independent judgement. Without limiting the generality of the foregoing, the following individuals are considered to have a material relationship with the Company:[4]

(a) an individual who is, or has been within the last three years, an employee or executive officer[5] of the Company;

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c) an individual who:

  (i) is a partner[6] of a firm that is the Company's internal or external auditor,

  (ii) is an employee of that firm, or

  (iii) was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

(d) an individual whose spouse minor child or stepchild, or child or stepchild who shares a home with the individual:

  (i) is a partner of a firm that is the Company's internal or external auditor,

  (ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

  (iii) was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

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2 For the purpose of the definitions of "independent director" and "material relationship" in this section, "Company" includes a subsidiary entity of the Company and a parent of the Company as applicable.

3 This definition is based on proposed amendments to the Audit Committee Rule (the "**Proposed Amendments**"). Comments on the Proposed Amendments have been requested by January 27, 2005. We do not anticipate that the final amendments to the Audit Committee Rule will be any more rigorous than the Proposed Amendments.

4 An individual will not be considered to have a material relationship with the Company solely because he or she had a relationship identified in this definition if that relationship ended before March 30, 2004. An individual will not be considered to have a material relationship with the Company solely because the individual or his or her immediate family member has previously acted as an interim chief executive officer of the Company or acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Company on a part-time basis.

5 An "executive officer" includes any individual who performs a policy-making function in respect of the entity.

6 A partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company's current executive officers serves or served at that same time on the entity's compensation committee; and

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation[7] from the Company during any 12 month period within the last three years.[8]

"**unrelated director**" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from holding securities.

---

[7] Direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the Company; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company if the compensation is not contingent in any way on continued service.

[8] An individual who: (a) has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (b) is an affiliated entity of the Company or any of its subsidiary entities, is considered to have a material relationship with the Company. The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by: (a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company if the compensation is not contingent in any way on continued service.

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

March 30, 2006

REVISED ATLANTIC POWER INCOME FUND
2005 RESULTS & CONFERENCE CALL

Atlantic Power will release its financial results for the three months and year ended December 31, 2005 on the afternoon of Friday, March 31, 2006. A telephone conference call hosted by Atlantic Power's management team will be held:

Monday, April 3, 2006 at 9.30 am ET

The telephone numbers for the conference call are:

(416) 340-8010
(866) 540-8136

The Conference Call will also be broadcast over Atlantic Power's website at www.atlanticpowercorporation.com. Please call or log in 10 minutes prior to the call.

The telephone numbers to listen to the conference call after it is completed (Instant Replay) are (416) 695-5800 or (800) 408-3053. Please enter the passcode 3178769# when instructed. The Instant Replay will be available until midnight, April 9, 2006. The conference call will also be archived on Atlantic Power's web site.

About Atlantic Power
Atlantic Power Corporation owns interests in a diversified portfolio of power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

March 21, 2006

Atlantic Power Corporation Announces March 2006 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of March 2006. A distribution of $0.0859 per Income Participating Security ("IPS") will be payable on April 28, 2006 to holders of record at the close of business on March 31, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0859 reflects a cash dividend per common share of $0.0330 and an interest payment of $0.0529 for the month of March 2006.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

March 2, 2006

ATLANTIC POWER INCOME FUND

FOURTH QUARTER & YEAR END 2005 RESULTS & CONFERENCE CALL

Atlantic Power will release its financial results for the three months and year ended December 31, 2005 on the afternoon of Thursday, March 30, 2006. A telephone conference call hosted by Atlantic Power's management team will be held:

Friday, March 31, 2006 at 11:00 am ET

The telephone numbers for the conference call are:
(416) 340-8010
(866) 540-8136

The Conference Call will also be broadcast over Atlantic Power's website at www.atlanticpowercorporation.com. Please call or log in 10 minutes prior to the call.

The telephone numbers to listen to the conference call after it is completed (Instant Replay) are (416) 695-5800 or (800) 408-3053. Please enter the passcode 3178769# when instructed. The Instant Replay will be available until midnight, April 6, 2006. The conference call will also be archived on Atlantic Power's web site.

About Atlantic Power
Atlantic Power Corporation owns interests in a diversified portfolio of power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

February 16, 2006

Atlantic Power Corporation Announces February 2006 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its distribution for the month of February 2006. A distribution of $0.0859 per Income Participating Security ("IPS") will be payable on March 31, 2006 to holders of record at the close of business on February 28, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0859 reflects a cash dividend per common share of $0.0330 and an interest payment of $0.0529 for the month of February 2006.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

January 16, 2006

Atlantic Power Corporation Announces January 2006 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its distribution for the month of January 2006. A distribution of $0.0859 per Income Participating Security ("IPS") will be payable on February 28, 2006 to holders of record at the close of business on January 31, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0859 reflects a cash dividend per common share of $0.0330 and an interest payment of $0.0529 for the month of January 2006.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

January 3, 2006

Atlantic Power Announces New Power Purchase Agreement at Rumford Cogeneration Facility

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power") announced today that the Rumford Cogeneration Company Limited Partnership (the "Partnership"), the owner of the Rumford cogeneration facility (the "Project"), has executed a one-year interim electric energy sales agreement (the "New PPA") with the Rumford Paper Company (the "Paper Company"). Atlantic Power Holdings, LLC ("Holdings") owns an indirect 26% limited partnership interest (estimated 23.2% economic interest) in the Partnership.

The Rumford Project is a nominal 85 MW coal and waste wood-fired cogeneration facility located in Rumford, Maine. The Project previously sold all of its power output under a power purchase agreement ("PPA") with Central Maine Power ("CMP") which expired on December 31, 2005,.and continues to sell its steam output to the adjacent Rumford Paper Company, which is owned by NewPage Corporation. Under the New PPA, the Partnership will also sell all of the Project's power output to the Rumford Paper Company at spot market prices, while retaining any benefits that may be generated by sales of capacity or ancillary services, or environmental credits.

Revenue that might be generated by the New PPA can be estimated using the published NYMEX settlement prices for electricity at the New England hub adjusted based on the Project's location. In late December, 2005, the average of 2006 monthly settlement prices adjusted this way was approximately US$93 per MWh, though these prices have followed a decreasing trend through December. Based on a somewhat lower price assumption for 2006 electricity revenues than the most recently settled forward prices, along with current estimates of the Project's 2006 operating, maintenance and administrative costs, the Partnership could distribute approximately US$6 million to Holdings in 2006. This estimate is highly dependent upon, among other things, actual spot electricity prices in the region as discussed further below. At the time of Atlantic Power's initial public offering, no distributions from Rumford to Holdings were expected in 2006 due to significantly lower power prices projected at that time.

"This new agreement is an excellent example of how we are managing PPA expirations and adding incremental cash flow by leveraging our solid asset base and significant

experience in the industry for the benefit of our investors. We are very pleased with the new agreement." stated Barry Welch, President and CEO.

When used in this news release, the words "anticipate", "expect", "estimate", "project", "believe", "management estimates", "forecast" and similar expressions identify forward-looking statements with regard to the expected impact of the New PPA. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions. In particular, the possible cash distributions from the Partnership for 2006 assume that the Rumford Project does not experience any operating difficulties during 2006, its operating and administrative costs remain as projected, and it is able to continue producing electricity at historical levels. In addition, the cash distributions from the Rumford Project will vary based on the New England spot market prices, which are primarily driven by natural gas prices that have been extremely volatile over the past year. Changes in the price of natural gas could have a material effect on the spot price of power in New England and therefore on the cash flows allocable to Atlantic Power from the Rumford Project. The forward-looking statements contained in this news release represent our expectations as of January 3, 2006 and, accordingly, are subject to change after such date. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Atlantic Power Corporation owns interests in a diversified portfolio of sixteen power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

About Atlantic Power

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

December 29, 2005

Atlantic Power Announces Sale of its indirect Interest in the MASSPOWER Facility

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power") announced today that it has completed the sale of its indirect interest in the MASSPOWER facility.

MASSPOWER is a 240 MW natural gas-fired power plant located in the Springfield, MA area. The project formerly sold most of its output under four power purchase agreements ("PPAs") to several regional utilities. The three largest PPAs were terminated in March 2005 in exchange for payments from the utilities. Since that time the plant has been operating largely as a merchant facility. Atlantic Power Holdings, LLC ("Holdings") held an indirect 17.5% interest in MASSPOWER.

On December 28, 2005, the partners of MASSPOWER sold all of their interests in the facility to Silver Ship MP Partners, LLC. As a result of the closing of the sale, Holdings received final cash distributions from the project of approximately US$14.5 million. Proceeds will be used to pay down Holdings' revolving credit facility. The cash distributions were comprised of proceeds reserved from both the PPA termination payments in March and the subsequent sale of fuel supply and transport agreements associated with those PPAs, operating cash flow, and proceeds from the sale of the facility.

"We are very pleased with the results of the sale process," commented Barry Welch, President and CEO. "The cash generated from this asset exceeded our expectations and was significantly higher than that anticipated at the time of our initial public offering."

The former partners of MASSPOWER have formed Indian Orchard Holdings, LLC ("Indian Orchard") to hold a portion of the sale proceeds beyond what was distributed. Holdings now owns a 17.5% interest in Indian Orchard. Holdings is indirectly indemnified by the buyer of the Project for any liability greater than its portion of Indian Orchard's escrowed cash that might arise from a lawsuit previously filed by MASSPOWER's remaining power purchaser and discussed in Atlantic Power's MD&A for the nine-months ended September 30, 2005.

Atlantic Power Corporation owns interests in a diversified portfolio of fifteen power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

About Atlantic Power
Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

December 15, 2005

Atlantic Power Corporation Announces December 2005 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of December 2005. A distribution of $0.0859 per Income Participating Security ("IPS") will be payable on January 31, 2006 to holders of record at the close of business on December 30, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0859 reflects a cash dividend per common share of $0.0330 and an interest payment of $0.0529 for the month of December 2005.

Atlantic Power Corporation owns interests in a diversified portfolio of 16 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

Form 51-102F4
Business Acquisition Report

ITEM 1 IDENTITY OF COMPANY

1.1 Name and Address of Company

Atlantic Power Corporation or (the "Company")
355 Burrard Street
Suite 1900
Vancouver
British Columbia, V6C 2G8

1.2 Executive Officer

The name of the executive officer of Atlantic Power Management LLC, the Manager of the Company who is knowledgeable about the significant acquisition and this report is Barry E. Welch, President and Chief Executive Officer and his business telephone number is 617-531-6377.

ITEM 2 DETAILS OF ACQUISITION

2.1 Nature of Business Acquired

On September 8, 2005, Atlantic Power Holdings, LLC, ("Holdings") in which the Company had a 58.1% interest at the time of the acquisition, acquired Epsilon Power Partners, LLC ("Epsilon") for a total consideration of US$105.75 million before closing adjustments (the "Acquisition").

Epsilon owns a 40% equity interest in Chambers Cogeneration, LP ("Chambers"), the owner and operator of a net 262 MW pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's ("DuPont") Chambers Works complex in southwestern New Jersey. The facility acquired is one of the projects in which Holdings was granted a right of first offer by ArcLight Energy Partners Fund I, L.P. ("ArcLight") at the time of the Company's initial public offering in November 2004. The partners of Epsilon were subsidiaries of ArcLight and Delta Power Company, LLC ("Delta").

Chambers produces electricity for sale to Atlantic City Electric Company ("ACE") under a PPA through 2024, and electricity and steam to DuPont for use in its industrial operations, also through 2024. Chambers began commercial operations 1994.

The plant has demonstrated an excellent operating history over the last ten years and is managed by a highly experienced operator. Chambers utilizes best available environmental control technologies ("BACT") to reduce emissions, including scrubbers for SOx, a baghouse for particulates, and selective catalytic reduction for NOx. The facility is a member of the U.S. EPA National Environmental Performance Track, a program that recognizes and rewards top environmental performers.

A more detailed description of the plant, its partners, contracts and financing is contained in Appendix A. Still more detailed information, including cash flow projections, is available on SEDAR in a report prepared by Stone & Webster.

2.2 Date of Acquisition

September 8, 2005

2.3 Consideration

The equity purchase price was approximately US$62.75 million and was funded by cash on hand and a US$25 million draw on Holdings' revolving credit facility. At the time of the acquisition, Epsilon had approximately US$43 million of debt outstanding that will be non-recourse to Holdings, making the total purchase price approximately US$105.75 million.

2.4 Effect on Financial Position

N/A

2.5 Prior Valuations

Not applicable

2.6 Parties to Transaction

Epsilon was acquired from subsidiaries of ArcLight and Delta. At the time of the acquisition, ArcLight was the indirect owner of a 58.1% interest in Holdings and therefore was an informed person of the Company under National Instrument -51-102 – continuous disclosure

2.7 Date of Report

November 21, 2005

ITEM 3 FINANCIAL STATEMENTS

The unaudited pro forma consolidated income statement of the Company for the six-week period ending December 31, 2004 and the nine month period ending September 30, 2005 are attached as Schedule A to this Report. The audited annual consolidated financial statements for the year ended December 31, 2004 of Epsilon are attached as Schedule B. The unaudited interim financial statements for the three and six month periods ended June 30, 2005 of Epsilon are attached as Schedule C.

Appendix A

CHAMBERS GENERAL PLANT DETAILS

OVERVIEW

Chambers is a 240 MW pulverized-coal cogeneration facility located on the Delaware River in Carneys Point Township, New Jersey. The plant is located within the grounds of the DuPont Chambers Works. The plant can contractually provide up to 187.6 MW to ACE and up to 40 MW to DuPont. It can also contractually supply up to one million pounds of steam per hour to DuPont. Excess power is sold to ACE under a separate short-term contract.

PROJECT OWNERSHIP

Peregrine Power Corporation (50% general partner interest), an affiliate of Goldman Sachs; Epsilon Power Partners, LLC, an affiliate of the Company (40% limited partner interest); and Cogentrix/Carney's Point, Inc. (10% general partner interest), an indirect wholly-owned subsidiary of Cogentrix Energy Inc. which is also an affiliate of Goldman Sachs, are partners in Chambers.

TECHNOLOGY

Chambers consists of two 1,200,000 pph, 1,800 psig pulverized coal-fired boilers; a single controlled extraction non-reheat steam turbine generator; lime spray dryer absorber for SO_2 control, fabric filter baghouse for particulate control, and a selective catalytic reduction system for NOx reduction.

ELECTRICITY SALES

Atlantic City Electric PPA

ACE entered into a 30-year PPA with Chambers (the "ACE PPA"). This contract expires in 2024. Under the ACE PPA, Chambers provides 187.6 MW of capacity to ACE during the summer (May through October) and 173.2 MW during the winter (November through April).

The monthly capacity payment is equal to net deliverable capacity multiplied by a fixed capacity price (not escalated) multiplied by the availability factor. The net deliverable capacity of the facility is capped at a capacity level of 184 MW for purposes of the capacity payment. Chambers is nominally rated at 262 MW.

The price for energy sold under the ACE PPA consists of a fixed rate component and an escalating rate component for both on-peak and off-peak energy. The base escalator for the escalating rate is the relative change in the average annual price of coal

delivered to New Jersey utilities, as reported on FERC Form 423. Chambers and ACE are current negotiating the implementation of a replacement index which should more closely track the index used under the project's coal purchase agreement.

ACE is obligated to purchase a minimum dispatch equivalent of at least 3,500 hours of full load operation per calendar year, with a minimum of 58% of those hours during on-peak hours, or to pay for an equivalent amount of energy reduced by variable operating costs.

DuPont PPA

Under a steam and electricity purchase contract, DuPont purchases its electric requirements of up to 40 MW from Chambers. The purchase price escalates by the lesser of quarterly changes in Chambers' coal price or quarterly changes in ACE's System Average Retail Rate. The contract expires in 2024.

EXCESS POWER SALES

Chambers sells an average of approximately 50 MW of excess capacity and energy to ACE under a short-term power sales agreement that will expire in August 2006, but which has been renewed in prior years. Chambers sells power under this agreement at the PJM locational marginal price subject to sharing a portion of the excess power sale revenues above $21/MWh with ACE.

STEAM SALES

Under a 30-year Steam and Electricity Purchase Agreement, DuPont purchases up to 650,000 pph of steam during the month of June through September, 700,000 pph during the month of May and October and 1,000,000 pph of steam during the remainder of the year. As long as DuPont has not closed down or abandoned its plant located at the site, DuPont is obligated to purchase the minimum amount of steam, approximately 60,000 pph, required for Chambers to maintain its Qualifying Facility ("QF") status under PURPA regulations. This contract expires in 2024. The steam price is adjusted by changes in Chambers' average coal price.

FUEL SUPPLY

All of the coal supply, ash disposal, and coal and ash transportation requirements for Chambers are provided for under a coal purchase agreement with affiliates of CONSOL Energy, Inc. ("CONSOL"). The contract has a 20-year term with an option to extend for up to 10 years with renegotiated prices. The contract expires in 2014.

The coal price escalates quarterly by the change in the Eastern Utility Coal Index, defined as the weighted average delivered price (in cents per million Btu) of all medium sulfur coal delivered during a quarter to twenty-five defined utility plants located in nine mid-Atlantic states. In the third quarter of 2005, the project received notice from CONSOL stating that it believes the portion of coal deliveries fueling

Chamber's generation in excess of the base PPA capacity of 184MW is not covered by the terms of the existing fuel agreement and that such excess coal will no longer be provided at the same price under terms of the current agreement. The Chambers partnership has filed suit against CONSOL and related entities in regards to this disagreement involving the pricing and delivery of a portion of the annual coal deliveries to the plant. Chambers seeks, among other things, (1) a declaratory judgment regarding the terms of the agreement, (2) cover damages for missed deliveries, and (3) injunctive relief to ensure delivery of all coal requested under the contract. The coal supplier has asserted affirmative defenses and counterclaims in its answer. Although the outcome of the matter is not certain, management believes the coal supplier's affirmative defenses and counterclaims are without merit.

Coal transport is handled by Norfolk Southern railway under subcontract from CONSOL, which delivers the coal to the DuPont rail handling system. CONSOL is responsible for rail deliveries and freight charges.

Ash disposal fees consist of a fixed rate plus an escalating rate indexed to inflation and the coal-pricing index. The ash disposal arrangements are on a minimum take or pay basis with the minimum being 130,000 tons/year.

OPERATION AND MAINTENANCE

Cogentrix Energy, an affiliate of Goldman Sachs, operates the plant under an operations and maintenance agreement (the "O&M Agreement"). The O&M Agreement expires in 2009. This is a typical arrangement in which the operator earns a base fee and may earn additional fees based upon safety and environmental performance, availability, facility efficiency and excess power sales optimization. In addition, the operator may pay liquidated damages based on steam interruptions to DuPont.

MANAGEMENT SERVICES AGREEMENT

Cogentrix Energy, manages the plant under a management services agreement (the "MSA"). The manager provides general management and administration for day-to-day activities including financial, billing, accounting, public relations, contract administration, reporting and budget support, and earns a base fee for services. The term of the MSA is 24 years and expires in 2018.

SITE LEASE

Chambers and DuPont entered into a ground lease agreement for the lease by DuPont to Chambers of the plant site. The rent is $1.00 per year. This contract currently expires in 2024.

FINANCING STRUCTURE

As of September 30, 2004, Chambers had an outstanding balance of US$204.7 million of term loans maturing in 2014 and US$100 million of tax-exempt bonds maturing in 2021. The tax-exempt bonds are backed by a bank letter of credit. In addition, a debt service letter of credit for US$22.7 million has been issued for seven years expiring in June 2007, and a $5 million working capital facility is available.

REGULATORY STATUS

The FERC has certified Chambers as a QF.

Schedule A

Unaudited pro forma consolidated income statements of the Company for the six-week period ending December 31, 2004 and the nine-month period ending September 30, 2005

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

November 17, 2005

Atlantic Power Corporation Announces November 2005 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its distribution for the month of November 2005. A distribution of $0.0859 per Income Participating Security ("IPS") will be payable on December 30, 2005 to holders of record at the close of business on November 30, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0859 reflects a cash dividend per common share of $0.0330 and an interest payment of $0.0529 for the month of November 2005.

Atlantic Power Corporation owns interests in a diversified portfolio of 16 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: ATLANTIC POWER CORPORATION

TSX SYMBOL: ATP.UN

November 14, 2005

Atlantic Power Corporation Announces Strong Third Quarter 2005 Results:

- **Closed Chambers acquisition on September 8, 2005**
- **Increased annual distribution to Cdn $1.03 effective as of September distribution**
- **Cash flow available for distribution of US $9.1 million (Cdn $0.30 per IPS)**
- **Payout ratio of 81% for nine months ending September 30, 2005**

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its results for the three and nine month periods ended September 30, 2005. All amounts are in US dollars unless otherwise indicated.

During the third quarter the Company completed the acquisition of a 40% interest in a 262 MW coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's Chambers Works complex in southwestern New Jersey. The total purchase price was approximately US $64.9 million and was funded by cash on hand and a draw on the revolving credit facility. The acquisition diversified the Atlantic Power portfolio's fuel mix, increased its off taker diversity, lengthened the weighted average term of its power purchase portfolio and increased the Company's aggregate net interests to 899MW of generating capacity.

With the completion of the Chambers acquisition, the Company also announced during the quarter that, effective with the September 2005 payment, annualized cash distributions were increased by Cdn $0.03 per Income Participating Security ("IPS") to Cdn $1.03 per year.

"The acquisition of our interest in the Chambers project was immediately accretive to our cash flow, and, as a result, we were very pleased to have implemented our first increase in monthly cash

distributions," commented Barry Welch, President and CEO. "We believe there are additional opportunities available in the US power generation sector that will add further accretive growth and stability to our cash flows going forward."

Including the contribution from the Chambers facility commencing on September 8, 2005, cash available for distributions was $9.1 million or Cdn $0.30 per IPS in the third quarter. Distributions declared for the period were $7.8 million or Cdn $0.25 per IPS. For the nine months ended September 30, 2005 cash available for distributions was $28.0 million or Cdn $0.92 per IPS, while distributions declared were $ 22.69 million or Cdn $0 75 per IPS. The payout ratio was 86% in the third quarter and 81% through the first nine months of 2005.

The Company generated project and other revenue of $50.8 million and income before administrative and other expenses of $16.6 million in the third quarter. The net loss for the three months ended September 30, 2005 was $7.9 million or $0.21 (Cdn $0.26) per IPS. For the nine months ended September 30, 2005, project and other revenue was $126.7 million, generating income before administrative and other expenses of $40.6 million. The net loss was $3.2 million or $0.09 (Cdn $0.10) per IPS for the first nine months of 2005.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") at the Company's power producing projects were down 1% in the third quarter versus the same period in 2004, but up 6% for the nine month period ending September 30, 2005 (excluding the contribution from the lessor interest in the Lake Project acquired in late 2004 and Mid-Georgia's deferred revenue adjustment). The decrease for the quarter is primarily due to the loss of MASSPOWER revenues resulting from the successful buyout of three of its former PPAs, and lower swap settlements from Onondaga expected per its schedule, partially offset by improved operating margins at Lake and Pasco, increased ownership in the Gregory project and almost one month of Chambers ownership. The increase in nine months' EBITDA is due primarily to improved operating margins at the Lake and Pasco projects, increased ownership in the Gregory project and almost a month of Chambers ownership, offset by unfavorable impacts from the MASSPOWER PPA buyouts and increased natural gas costs at Selkirk beyond what can be passed through under one of its PPAs.

A breakdown of contributions (EBITDA excluding other income) by individual project for the three and nine month periods ending September 30, 2005 is provided in the attached Appendix.

In July the Company received a distribution from the MASSPOWER project which included approximately $3.3 million from a further release of net proceeds from dispositions of its power purchase and gas supply agreements. The project has repaid its outstanding debt and will continue to make available approximately 7.9% of its output under its remaining power purchase agreement through 2013 when it is dispatched, and will have the option to sell the remainder of its output into the wholesale spot market. The owners have entertained bids to buy the project company and recently entered into an exclusivity period with one of the bidders, which could conclude in negotiation of a purchase and sale agreement.

"We were pleased with our results in the quarter and first nine months of the year, and anticipate continuing solid and stable performance over the long term," Mr. Welch concluded.

The full financial statements for the period, including Management's Discussion and Analysis, are available on the Company's web site at www.atlanticpowercorporation.com.

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

Periods Ending (Unaudited)	**September 30, 2005**	**September 30, 2005**
	(3 months)	(9 months)
Cash Flow Available For Distributions		
Cash flows from operating activities	9,533	61,269
Proceeds on disposal of MASSPOWER PPA's and other contracts[1]	(3,291)	(42,372)
Cash flows from operating activities net of proceeds on disposal	6,242	18,897
Project level debt repayment	(3,885)	(10,627)
Interest on IPS portion of subordinated notes	4,901	14,337
Income tax withholding installments recoverable[2]	2,180	6,914
Purchase of property, plant and equipment	(308)	(1,490)
Cash flow available for distribution, USD	9,130	28,031
Cash flow available for distribution, Cdn.	**10,902**	**33,828**
Distributions		
Interest on IPS subordinated notes	4,901	14,337
Dividend on IPS common shares	2,907	8,351
Total IPS distributions, USD	7,808	22,688
Total IPS distributions, Cdn.	**9,297**	**27,703**
Cash flow available for distribution per IPS, Cdn.	**0.30**	**0.92**
Total distribution per IPS, Cdn.	**0.25**	**0.75**

(1) MASSPOWER's aggregate distributions less their normalized operating cash flow (normalized EBITDA less principal repayments).

(2) Represents the portion of income tax withholding installments paid during the quarter related to operating activities exclusive of amounts associated with MASSPOWER PPA and other contract disposals.

Atlantic Power Corporation owns interests in a diversified portfolio of sixteen power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the projects and potential acquisitions by the Company. Such statements are

subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of potential acquisitions, risks relating to sourcing, financing and completing acquisitions.

Cash Flow Available for Distributions is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities to Cash Flow Available for Distributions is set out in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

EBITDA is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance.

For further information please contact:
Atlantic Power Corporation
Barry Welch, President and CEO
(617) 531-6379
info@atlanticpowercorporation.com

APPENDIX - PROJECT CONTRIBUTIONS (1) ($US 000)

	Three months ended September 30, 2005	Nine months ended September 30, 2005
	(Unaudited)	
Contributions from consolidated and proportionately consolidated projects [1]		
Lake	6,868	18,740
Pasco	3,644	9,946
Orlando	2,907	5,794
Onondaga [2]	1,456	4,366
Mid-Georgia	2,102	3,482
Badger	734	3,480
Stockton	705	1,991
Chambers	1,906	1,906
Topsham	415	890
Koma Kulshan	(19)	449
Other	886	425
Total contributions from consolidated and proportionately consolidated projects	21,604	51,469
Amortization	7,900	22,673
Interest expense, net	1,648	4,573
Consolidated and proportionately consolidated project earnings, net	12,056	24,223
Contributions from equity projects [1]		
Selkirk	4,067	13,480
Rumford	1,765	5,377
Gregory	1,664	3,971
MASSPOWER	99	3,484
JPPC	1,224	3,328
Delta Person	537	1,500
Other	(29)	(226)
Total contributions from equity accounted projects	9,327	30,914
Amortization	3,265	10,924
Interest expense, net	1,663	5,590
Other income (expense)	137	1,974
Equity earnings, net	4,536	16,374
Total consolidated and proportionately consolidated project earnings, net	12,056	24,223
Total equity earnings, net	4,536	16,374
Income before the undernoted	16,592	40,597

(1) **Project Contributions**, represent project EBITDA (earnings before interest, taxes, depreciation and amortization) excluding other income. Project contributions may differ from cash flow to Holdings due to a variety of reasons, including principal repayments, deferred revenue, mark to market adjustments and Project cash requirements.

(2) During the three month and nine month periods ending September 30, 2005, Onondaga received net indexed swap on hedge settlements of $5,645 and $20,[illegible]89 respectively.

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Barry Welch, the President and Chief Executive Officer of Atlantic Power Management, LLC , certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 11, 2005

"Barry Welch"

Presdient and Chief Executive Officer
of Atlantic Power Management, LLC

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Mark Byskov, the Chief Financial Officer and Corporate Financial Secretary of Atlantic Power Management, LLC , certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 11, 2005

"Mark Byskov"

Chief Financial Officer
and Corporate Financial Secretary
of Atlantic Power Management, LLC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis ("MD&A") of financial condition and results of operations should be read in conjunction with the unaudited financial statements of Atlantic Power Corporation ("Atlantic Power" or "the Company") for the three month and nine month periods ended September 30, 2005. All amounts described in the management discussion and analysis of financial condition and results of operations are in thousands of U.S. dollars, unless otherwise stated. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This management discussion and analysis of financial condition and results of operation also contains forward looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". Information contained in this management's discussion and analysis is based on information available to management as of November 14, 2005.

OVERVIEW

The Company completed its Initial Public Offering ("IPO") on November 18, 2004 and after the exercise of the underwriter's over-allotment on December 6, 2004, it owned 58.1% of the common membership interests and all of the outstanding Class A preferred membership interests in Atlantic Power Holdings, LLC ("Holdings"). On September 8, 2005, the Company acquired an indirect 40% interest in Chambers Cogeneration, LP, which owns an operates a 262 MW coal-fired cogeneration plant in southwestern New Jersey, discussed further in Acquisitions and Dispositions. On the same day, the Company also announced a Cdn. $0.03 increase in its annual distribution to Cdn. $1.03 per year, commencing with the September distribution. On October 3, 2005, the Company sold 7.5 million Income Participating Securities ("IPSs") to Caisse de dépôt et placement du Québec and 39,500 IPSs to the Company's President and CEO, and Managing Director in a private placement. Net proceeds were used to increase the Company's common membership interest in Holdings to 70.1%. The remaining 29.9% of the common membership interests and all of the outstanding Class B preferred membership interests in Holdings are owned by subsidiaries of ArcLight Energy Partners Funds I and II (the "ArcLight Funds") and Caithness Energy (such subsidiaries, together, the "Existing Investors"). Holdings was formed to acquire indirect interests in a diversified portfolio of power generating facilities (the "Projects") located primarily in major markets in the United States from the Existing Investors. The Company currently has 44,339,500 IPSs outstanding. Each IPS represents one common share of the Company ("Common Shares") and Cdn. $5.767 aggregate principal amount of 11% subordinated notes of the Company ("Subordinated Notes").

As of September 30, 2005 interests were owned in fifteen projects in the United States and one in Jamaica with a combined total power generating capacity of 2,423 megawatts ("MW"). Atlantic Power's interests in the Projects represented approximately 899MW of power generating capacity as of September 30, 2005. The Projects sell their power under long term power purchase agreements ("PPAs) predominantly to investment grade utilities. These agreements are typically structured to stabilize cash flows by 1) providing significant

steady capacity payments as a return of capital provided that the plant meets an availability requirement, regardless of how much electricity it is called to produce and 2) passing through most of the Projects' fuel cost changes to the utilities. As a result, the portfolio's net cash flow is generally less sensitive to the amount of power generated, spot market electricity prices or fuel prices.

Management and administrative services are provided to the Company by Atlantic Power Management, LLC, a Delaware limited liability company (the "Manager") formed by ArcLight Capital Partners, LLC ("ArcLight") and the ArcLight Funds. The Manager manages the business of the Company and Holdings and also focuses on identifying additional acquisitions and investments for the Company. The Manager's employees have substantial energy investing experience and industry relationships to help identify emerging trends and present the Company with accretive acquisition opportunities within the power and energy sector.

The Projects are typically operated and maintained by third party operators under contracts with the Project partnerships. Terms of these agreements vary in length and typically provide for subsequent renewals.

The Company's objectives are to maintain the stability and sustainability of cash distributions to holders of IPSs in the form of interest payments on Subordinated Notes and dividends on Common Shares, and to increase, when prudent, dividends on the Common Shares.

To achieve these objectives the Company will focus on enhancing the operation of the existing Projects through:

- (i) optimization of commercial arrangements such as Power Purchase Agreements ("PPAs"), fuel supply and transport contracts, steam sales agreements, and management and operation agreements;
- (ii) achievement of operating efficiencies and cost reductions;
- (iii) upgrade or enhancement of existing equipment or plant configurations; and
- (iv) expansion of existing Projects.

The Company has a focused growth strategy with several key elements:

- (i) opportunities exist to consolidate, on an accretive basis, ownership positions in certain Projects where it currently owns partial interests;
- (ii) PPA restructuring opportunities and recapitalization at the Projects may provide relatively low cost capital to fund future growth opportunities; and
- (iii) management is evaluating additional accretive acquisitions and investments with a primary focus on power generating facilities in the United States.

Cash Flow Available for Distributions is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities to Cash Flow Available for Distributions is set out in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance.

PROJECT PORTFOLIO

The following table outlines the Company's portfolio of power generating assets as of September 30, 2005, including its interest in each facility. Management believes the portfolio is well diversified based on electricity and steam buyers, or off-takers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any one region.

Project Name	Location	Fuel Type	Total MW	Economic Interest(1)	Accounting Treatment(2)	Net MW(3)	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.0%	P	23	Pacific Gas & Electric	2011	BBB
Chambers	New Jersey	Coal	262	40.0%	P	105 20	Atlantic City Electric DuPont	2024 2024	BBB+ AA-
Delta-Person	New Mexico	Natural Gas	132	40.0%(4)	E	53	Public Service of New Mexico	2020	BBB
Gregory	Texas	Natural Gas	400	17.1%(4)	E	345 60	Constellation (5) Reynolds Metals	2008 2020	BBB NR
JPPC	Jamaica	Fuel Oil	60	24.1%	E	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13	49.8%	P	7	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.0%	C	110	Progress Energy	2013	BBB
MASSPOWER	Massachusetts	Natural Gas	267	17.5%	E	47	Massachusetts Municipal Wholesale Electric (6)	2013	A-
Mid-Georgia	Georgia	Natural Gas	308	50.0%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.0%	C	91	Niagara Mohawk	2008(7)	A
Orlando	Florida	Natural Gas	126	50.0%	P	63	Progress Energy Reedy Creek Improvement District	2023 2013	BBB A-
Pasco	Florida	Natural Gas	109	49.9%	P	54	Progress Energy	2008	BBB
Rumford	Maine	Coal/ Biomass	85	23.2%(4)	E	20	Central Maine Power NewPage	2005 (8) 2020	BBB+ BBB
Selkirk	New York	Natural Gas	345	18.5%(4)	E	64	Niagara Mohawk Consolidated Edison	2008 2014	A A
Stockton	California	Coal	55	50.0%	P	28	Pacific Gas & Electric Corn Products International	2008 2008	BBB BBB-
Topsham (9)	Maine	Hydro	14	50.0%	P	7	Central Maine Power	2011	BBB+

(1) Holdings' economic interest represents the percentage ownership interest in the project held indirectly by Atlantic Holdings (except as otherwise noted).

(2) Accounting Treatment: (refer to Note 1 of Consolidated Financial Statements).

C = Consolidated

P = Proportionate Consolidation

E = Equity Method

(3) Represents the interest of Holdings in each project s total electric generation capacity based on Holdings' economic interest in each project.

(4) Represents Holdings' estimate of its share of the cash flow from the project.

(5) New PPA with Constellation Energy through 2008. See discussion in the Outlook Section.

(6) On March 1, 2005 MASSPOWER concluded a termination agreement for its one PPA with Boston Edison and two PPAs with Commonwealth Electric and received a termination payment. Massachusetts Municipal Wholesale Electric Co. maintains a right to 7.9% of the project's output, if and when electricity is generated.

(7) A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.

(8) PPA with Central Maine Power expires in December 2005. See discussion in the Outlook Section.

(9) Holdings owns its interest in this Project as a lessor.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005

(In thousands of US dollars, except per share amounts, unless otherwise stated.)

The Company commenced operations on November 18, 2004 on completion of its Initial Public Offering ("IPO") and the acquisition of interests in fifteen non-utility power projects. The Company did not hold any material assets prior to November 18, 2004 and is considered to have begun operations on November 18, 2004. The financial results for the third quarter of 2005 include the contribution from the 40% interest in the Chambers project, acquired on September 8, 2005 (see Acquisitions & Dispositions). The Company generates revenues by selling its electricity, steam and other by-products to various off-takers generally under long-term Power Purchase Agreements and Steam Purchase Agreements. As of September 30, 2005 the Company had PPAs with 17 customers. Details on the duration of the PPAs for each property are presented in the table above.

SUMMARY OF FINANCIAL RESULTS

Periods Ending (Unaudited)	**September 30, 2005** (3 months)	**September 30, 2005** (9 months)
Project revenue [1]	50,848	126,677
Project expenses	37,144	97,881
Project other income (expense) [2]	2,888	11,801
Income before the under noted	16,592	40,597
Administrative and other expenses		
Management fees, administration and other	1,341	4,145
Interest, net	5,626	16,520
Distribution, non-controlling interest [3]	5,634	16,238
Change in fair value of non-controlling interest [4]	(1,035)	0
Foreign exchange gain (loss) [5]	10,869	4,581
Total administrative and other expenses	22,435	41,484
Income (loss) before income taxes	(5,843)	(887)
Income taxes expense (recovery)	2,020	2,360
Net income	(7,863)	(3,247)
Per share, USD	*($0.21)*	*($0.09)*
Per share, Cdn.	*($0.26)*	*($0.10)*
Total assets	980,444	980,444
Long-term debt	231,110	231,110
Non-controlling interests	244,936	244,936
Subordinated Notes	213,921	213,921
Other	82,337	82,337
Total long-term liabilities [6]	772,304	772,304
Cash flows from operating activities	9,533	61,269
Distributions [7]		
Per IPS, USD	*0.21*	*0.62*
Per IPS, Cdn.	*0.25*	*0.75*

(1) Project revenue and project expenses of Holdings' interests in ten projects, including two wholly owned projects which are consolidated, and eight proportionately consolidated projects with interests ranging from 40% to 50%. (Refer to Accounting Treatment presented in the preceding Project Portfolio table.)

(2) Includes equity in earnings from partnerships of $4,536 for the three-month period and $16,374 for the nine-month period from six projects in which Holdings owns interests of between 15.1% and 40%, accounted for on an equity basis.

(3) Distributions declared to Existing Investors.

(4) As of September 30, 2005, Existing Investors owned a 41.9% non-controlling interest in Holdings with certain Liquidity Rights to request that the Company issue equity securities (including IPSs) to raise proceeds that would indirectly be used to redeem portions of the Existing Investors' interest. On October 3, 2005, Existing Investors reduced their common membership interests in Holdings to 29.9%. During the two year period following the IPO, the Existing Investors must maintain a minimum 10% aggregate ownership interest in Holdings. This amount represents the mark-to-market change during the reporting period in the obligation of the Company to make such issuance to redeem the Existing Investors' interests in Holdings based on the change in market price per IPS from Cdn. $10.75 at December 31, 2004 to $10.80 at June 30, 2005, to Cdn. $10.75 at September 30, 2005.

(5) Net impact of foreign exchange changes on the US dollar equivalent of Canadian dollar denominated debt, and the mark-to-market value of currency hedges and realized foreign exchange gains and losses for the period.

(6) Includes the increase in the USD equivalent of Cdn. denominated obligations.

(7) Distribution declared during the reporting period.

PROJECT PERFORMANCE: THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

While aggregate generation and plant availability were up 34% and 3.9% respectively at the Projects during the third quarter of 2005 compared to the third quarter of 2004, EBITDA at the Projects was down 1%, excluding both the increase in EBITDA due to the acquisition in late 2004 of the lessor interest in the Lake Project and the deferred revenue adjustment at Mid-Georgia. Significant contributors to reduced EBITDA included the loss of MASSPOWER revenues due to the successful buyout of three of its former PPAs and lower scheduled swap settlements from Onondaga as expected. Partially offsetting EBITDA decreases were 1) improved operating margins at the Lake and Pasco projects, 2) increased ownership in the Gregory project, and 3) almost one month of Chambers ownership.

The comparative increase in generation in 2005 is due largely to increased dispatch at Mid-Georgia and Onondaga, increased ownership at Gregory, almost one month of Chambers and reduced generation in 2004 resulting from a transformer related outage at Orlando. Similarly, availability increases are primarily driven by lower availability in 2004 due to a forced outage at Orlando and a scheduled maintenance outage at Selkirk.

PROJECT PERFORMANCE: NINE MONTH PERIOD ENDING SEPTEMBER 30, 2005

Aggregate generation was up 7% and availability was the same at the Projects during the first nine months of 2005 compared to the first nine months of 2004, and EBITDA at the Projects was up 6%, excluding the increase due to the acquisition in late 2004 of the lessor interest in the Lake Project and the deferred revenue adjustment at Mid-Georgia. Significant factors in this EBITDA increase include favorable impacts from improved operating margins at the Lake and Pasco projects, increased ownership in the Gregory project and almost one month of Chambers ownership, offset by unfavorable impacts from 1) the MASSPOWER PPA buyouts and 2) fuel costs under recently extended supply agreements at Selkirk that have increased during the period to slightly above the formulaic amount that can be passed through to the utility under one of its PPAs.

Among the Company's largest costs is the supply of natural gas, coal and other fuels required to operate the Projects. In general, the Projects have a long-term fuel supply agreement whose term matches the term of the corresponding PPA. Fuel costs, particularly natural gas costs, were at historically high levels in the US through the reporting period. However, the majority of the PPAs provide for the pass-through or indexing of fuel costs to the off-takers. Selkirk extended the term of three of its four gas purchase agreements towards the end of 2004 and recently executed the fourth replacement contract, effective November 1, 2005. Under the Project's PPA with Consolidated Edison, while most of the gas cost is passed through in the power purchase price, there is a gas price-based cap in the energy payment that may be slightly exceeded at some times by the project's fuel cost.

CASH FLOW FROM OPERATIONS AND RESERVE ACCOUNT

The Company's cash flow from the Projects will vary from year to year based on, among other things, changes in rates under the PPAs, fuel supply agreements, steam sales agreements and other project contracts,

compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market pricing following the expiry of PPAs, fuel supply and transportation contracts, working capital requirements and the general performance of the Projects. Project cashflows themselves may have some seasonality and the pattern and frequency of distributions from Projects to Holdings during the year can also vary.

In order to provide holders of IPSs with stable and sustainable cash distributions, the Company established a Reserve Account at the closing of its IPO and will deposit funds in the Reserve Account from time to time to stabilize future cash distributions and fund acquisitions and other growth opportunities. As of September 30, 2005, the Reserve Account held $10,406.

The Company's cash flow from operations was $9,533 and $61,269, for the three and nine month periods ended September 30, 2005, respectively, and was in line with expectations for the period. The nine month results include significant non-recurring cash flow from disposal of MASSPOWER PPAs and other agreements.

CASH FLOW AVAILABLE FOR DISTRIBUTION

Holders of IPSs receive cash distributions in the form of interest payments on Subordinated Notes and dividends on Common Shares. On September 8, 2005, the Company announced an increase to its annual distribution of Cdn. $0.03 per IPS commencing with the September distribution from Cdn $1.00 to Cdn $1.03 per IPS. For the three month period ended September 30, 2005, aggregate distributions of $7,808 were declared. (Cdn$0.25 per IPS comprised of interest payments of Cdn$0.16 on the 11% subordinated note portion of the IPS, plus Cdn$0.09 common share dividend per IPS)

The following table shows the calculation of Cash Available for Distribution beginning with cash flow from operating activities for the three and nine month periods ended September 30, 2005.

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

Periods Ending (Unaudited)	**September 30, 2005**	**September 30, 2005**
	(3 months)	(9 months)
Cash Flow Available for Distributions		
Cash flows from operating activities	9,533	61,269
Proceeds on disposal of MASSPOWER PPA s and other contracts[1]	(3,291)	(42,372)
Cash flows from operating activities net of proceeds on disposal	6,242	18,897
Project level debt repayment	(3,885)	(10,627)
Interest on IPS portion of subordinated notes	4,901	14,337
Income tax withholding installments recoverable[2]	2,180	6,914
Purchase of property, plant and equipment	(308)	(1,490)
Cash flow available for distribution, USD	9,130	28,031
Cash flow available for distribution, Cdn.	**10,902**	**33,828**
Distributions		
Interest on IPS subordinated notes	4,901	14,337
Dividend on IPS common shares	2,907	8,351
Total IPS distributions, USD	7,808	22,688
Total IPS distributions, Cdn.	**9,297**	**27,703**
Cash flow available for distribution per IPS, Cdn.	**0.30**	**0.92**
Total distribution per IPS, Cdn.	**0.25**	**0.75**

(1) MASSPOWER's aggregate distributions in excess of their normalized operating cash flow (normalized EBITDA less principal repayments).

(2) Represents the portion of income tax withholding installments paid during the period related to operating activities exclusive of amounts associated with MASSPOWER PPA and other contract disposals, which are anticipated to be recoverable.

LIQUIDITY AND CAPITAL RESOURCES

The Company has adequate liquidity from several sources in addition to cash flow from operations. The Reserve Account holds $10,406 as of September 30, 2005. In the future, as the Reserve Fund builds, a portion of it will be available to fund acquisitions and other growth opportunities enhancing the long-term stability of distributions.

Holdings has a $50,000 revolving credit facility, $15,061 of which is allocated, but not drawn, to support letters of credit for contingent liabilities at several projects. On September 1, 2005, a draw of $25,000 was made to partially fund the Chambers acquisition. $9,939 is available to the Company under the revolving term credit

facility as of September 30, 2005. In addition, the Projects themselves generally have their own reserve accounts to support payments for major maintenance costs and project-level debt service.

All project-level debt is non-recourse to the Company or Holdings and is fully amortized over the life of the projects' PPAs.

ACQUISITIONS & DISPOSITIONS

Chambers - On September 8, 2005 the Company closed its previously announced acquisition of Epsilon Power Partners, LLC ("Epsilon"), which owns a 40% interest in Chambers Cogeneration LP ("Chambers"), the owner and operator of the 262 MW (net output) Carney's Point pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's ("DuPont") Chambers Works complex in southwestern New Jersey. The total purchase price was approximately $64,896 and was funded by cash on hand and a draw on Holdings' revolving credit facility.

The facility acquired is one of the projects in which Holdings was granted a right of first offer by ArcLight Energy Partners Fund I, L.P. at the time of Atlantic's IPO. The former owners of Epsilon are subsidiaries of ArcLight Energy Fund I and Delta Power Company, LLC.

The project sells electricity through 2024 under a PPA with Atlantic City Electric Company (rated BBB+) and electricity and steam to DuPont (rated AA-) for use in its industrial operations, also through 2024. Carney's Point began commercial operations in 1994.

Plant operations are managed by a highly experienced firm and the Project has demonstrated an excellent operating history over the last ten years. The facility utilizes the best available environmental control technologies including scrubbers, a baghouse and selective catalytic reduction to reduce emissions and is considered one of the cleanest coal burning power plants in the US.

On November 8th, the Company filed on SEDAR an Independent Technical Review for Chambers. The report, prepared by Stone and Webster management Consultants, Inc. concludes that the Project uses proven and appropriate technology, has operated successfully under the principal project agreements and permits since its commercial operation in 1994, has been well-maintained, and has an expected useful life exceeding the life of the PPA which expires in 2024. The report also includes a cash flow projection for Chambers through 2024.

MASSPOWER - In July, Holdings received a distribution from the MASSPOWER project comprised of an approximately $3,291 further release of net proceeds from the disposition of its power purchase and gas supply agreements and $139 of operating cash flow. The project previously repaid its outstanding debt and will continue to make available approximately 7.9% of its output under its remaining power purchase agreement through 2013 when it is dispatched, and will have the option to sell the remainder of its output into the wholesale spot market. The partnership has entertained bids to buy the project company and recently entered into an exclusivity period with one of the bidders, which could conclude in the negotiation of a purchase and sale agreement.

CAPITAL EXPENDITURES

Capital expenditures for the Projects are made at the project level using project cash flows and project reserves. Therefore, the distributions that Holdings receives from the Projects are made net of capital expenditures needed at the projects. Generally, capital expenditures are not significant since most major expenditures are for repairs and maintenance and therefore are expensed.

During the third quarter, an estimated $2,000 capital project was completed at the Pasco project to construct a water distillation facility that will serve as the project's thermal load.

CONTRACTUAL OBLIGATIONS

(a) Each project typically has a set of contracts that include the following obligations of the project partnerships, all of which are non-recourse to the Company. Therefore, specific contracts for individual projects are not discussed in detail in the MD&A.

- PPAs generally allow projects to pass through their fuel costs. See the earlier Project Portfolio table for off-takers and durations.
- Fuel supply agreements have minimum volume requirements with terms typically similar to their respective PPA.
- Fuel transportation agreements incorporate capacity reservation/demand payments for natural gas, or shipping cost per ton of coal.
- Steam sales agreements track PPA lengths and are designed to meet regulatory requirements for thermal load/efficiency at fossil fuel plants.
- O&M agreements contract for operations and maintenance services by third parties or owners.
- Long-term service agreements may be in place for gas or steam turbine inspections and overhauls.
- Site lease agreements grant use of project land where Projects don't own the site.
- Project debt is non-recourse and fully amortizing during PPA terms.

A detailed description of the Projects' agreements at the time of the IPO is contained in the Technical Review performed by Stone and Webster in conjunction with the Company's IPO and updated information is contained in the Company's Annual Information Form dated March 31, 2005. Both documents are available on SEDAR.

(b) Swap Agreement – see foreign currency hedging arrangements below

(c) Credit Facility:

Holdings has a $50,000 revolving credit facility, $15,061 of which is allocated, but not drawn, to support letters of credit for contingent liabilities at several projects. On September 1, 2005 a draw of $25,000 was made to partially fund the Chambers acquisition. $9,939 is available to the Company under the revolving term credit facility as of September 30, 2005.

(d) Office Lease Obligations:

The Manager subleases its office space from ArcLight, under an agreement through 2014. The obligations under this sublease are $130 per year in 2005-2007 and a total of $933 for the period 2008-2014.

(e) The Company pays a management fee under the Management Agreement that is subject to adjustment for acquisitions as agreed to by the Company and Holdings' Independent Managers, plus incentives, inflation adjustment and expenses. The Company paid the Manager $1,950 in management and incentive fees during the nine month period ended September 30, 2005.

(f) Subordinated Notes – As of September 30, 2005, the Company had $213,922 outstanding of 11% subordinated notes due 2016. The notes are interest only until their maturity.

RELATED PARTY TRANSACTIONS

The Manager has been engaged under the Management Agreement to provide certain management and administrative services to the Company and Holdings, for which it is paid (i) an annual management fee, (ii) reimbursement of costs, and (iii) an annual incentive fee equal to 25% of the excess in distributions paid to unit holders during the year above the initial targeted distributions at the IPO. The Management Agreement has an initial term of 20 years. The Manager is owned by the ArcLight Funds. Subsidiaries of the ArcLight Funds along with a subsidiary of Caithness Energy owned 41.9% of Holdings' common membership interests at September 30, 2005, but 29.9% currently.

The seven-person Board of Managers of Holdings includes two members from the manager of the ArcLight Funds who were appointed by the Existing Investors, and the President and CEO of the Manager. These three individuals may not vote on any proposed acquisitions by Holdings of projects from the ArcLight Funds.

The Manager receives administrative and office support services from the manager of the ArcLight Funds under a Management Support Agreement. This agreement also requires ArcLight and its affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for ArcLight Fund I and Fund II or other investment funds managed by ArcLight or its affiliates.

At the time of the IPO, Holdings was granted a right of first offer ("ROFO") on a number of power producing projects currently owned by the ArcLight Energy Partners Fund. The right of first offer relates to interests in 11 power generating projects representing approximately 706 net MW of total electric generation capacity. During the third quarter of 2005 Holdings completed the acquisition of Chambers, one of the ROFO projects, as described in the Acquisitions & Dispositions section above. During the second quarter of 2005, Fund I offered a package of nine of the ROFO projects to Holdings for purchase. Holdings conducted an analysis of the price and terms offered by Fund I and notified Fund I that it was declining to purchase the projects on the terms offered. Under the terms of the right of first offer, Fund I has until November 23, 2005 to sell the projects at a price and on terms no less favorable to a third party than those declined by Holdings. If Fund I receives an offer to purchase the projects prior to November 23, 2005 on terms more favorable to the third party than those offered to Holdings, then, before Fund I may accept the offer, it must first provide Holding with the opportunity to match the offer. In late September ArcLight Fund I entered a Purchase and Sale Agreement with a third party,

which it indicates is likely to close by November 23rd. If Fund I has not sold its interest in the projects by November 23, 2005, the procedures set out in the right of first offer will apply again.

As discussed under Contractual Obligations above, the Manager subleases its office space from ArcLight, under an agreement through 2014.

Caithness Energy has an indirect ownership interest in one of the Existing Investors. Subsidiaries of Caithness Energy provide operations and maintenance at four of the Projects and accounting, tax and other administrative functions for 12 of the Projects under agreements which are in effect through 2007 and renewable thereafter. During the nine month period ended September 30, 2005, Holdings incurred project operator fees and expenses of $2,063 for services provided by Caithness Energy.

FOREIGN EXCHANGE HEDGING ARRANGEMENTS

The Company has entered into forward contracts to purchase Canadian dollars sufficient to make 63 monthly distributions to December 2010 at the current annual distribution level of Cdn. $1.03 to all holders including Existing Investors, as well as interest payments on the separate Subordinated Notes. The average rate during the period through December 2009 is $1.2055 Cdn. and US$1.1225 during 2010.

As planned, changes in the fair market value of the Company's forward contracts partially offset set exchange gains or losses on the U.S. dollar equivalent of the Company's Canadian dollar obligations.

ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. During the period presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property plant and equipment and power purchase contracts, the recoverability of equity investments, the recoverability of future tax assets and the fair value of financial instruments and derivatives. Refer to Note 1 of the audited consolidated financial statements for the period ended December 31, 2004.

ADOPTION OF ACCOUNTING POLICY

The Company applies Accounting Guideline 15, "Consolidation of Variable Interest Entities". As a result of applying this guideline, the Company consolidated variable interest entities for which it is determined to be the primary beneficiary.

LITIGATION

One of Holdings' subsidiaries is a partner of MASSPOWER. The partners of MASSPOWER have been named as defendants in a suit filed by the Massachusetts Municipal Wholesale Electric Company ("MMWEC"), which holds a power purchase agreement entitling it to 7.86% of the capacity and energy of the facility. MMWEC alleges that MASSPOWER has, among other things, breached the agreement by restructuring its natural gas contracts without MMWEC's approval. The MASSPOWER partners have filed an answer to the suit denying its material allegations and intend to contest it vigorously. Although the result of the proceeding is not certain, management believes MMWEC's claims are without merit.

The Chambers partnership in which Holdings owns a 40% indirect interest has filed suit against its coal supplier, CONSOL Pennsylvania Cola Company and related entities, over a disagreement involving the pricing of a portion of the annual coal deliveries to the plant. Chambers seeks, among other things (1) a declaratory judgment regarding the terms of the agreement, (2) cover damages for missed deliveries, and (3) injunctive relief to ensure delivery of all coal requested under the contract. The coal supplier has asserted affirmative defenses and counterclaims in its answer. Although the outcome of the matter is not certain, Management believes the coal supplier's affirmative defenses and counterclaims are without merit.

SUBSEQUENT EVENTS

On October 3, 2005, the Company issued 7.5 million IPSs to Caisse de depot et placement du Québec and 39,500 IPSs to two members of the management team in a private placement. Net proceeds were used to increase the Company's common membership interest in Holdings to 70.1%.

OUTLOOK

In order to maintain stable distributions and provide long term growth, the Company will continue to focus on enhancing the financial performance of the existing Projects and pursuing accretive acquisitions predominantly in the U.S. market.

On July 15, 2005, the Gregory Project's PPA with Dynegy expired as expected. Gregory is located in the ERCOT regional electricity market in Texas, which has been returning to supply-demand balance following a period of overbuilding new plants and, more recently, very substantial retirements of older utility plants. Effective September 1, 2005, Gregory entered into a longer term PPA with Constellation Energy (S&P BBB) that expires December 31, 2008. Consistent with information filed on SEDAR at the time of the IPO, Gregory is still not anticipated to be a significant contributor to near term cash flows under the new contract, but is now expected to produce cumulative cash flow over the term of the new PPA that are higher than cumulative cash flow projected by Stone and Webster at the time of the IPO for the period September 1, 2005 through December 31, 2008.

Rumford's PPA with Central Maine Power will expire as expected in December 2005. At that time, the project's PPA with the adjacent NewPage (formerly Mead) paper mill requires the mill to buy its output, and negotiations are underway to formalize the details of that arrangement. The Stone & Webster projections at the time of the IPO showed no cash flow for 2006 and beyond from Rumford, but Management believes that there is an opportunity to increase cash flow through the PPA with the paper mill by selling the output into the New England power market, or by entering into a contract with a power marketing entity.

Other PPAs in the portfolio have various expirations and, in each case, the project's partners plan for that occurrence by evaluating various options in the market in order to continue maximizing project cash flows. For example, projects with PPA expirations in the 2008-2009 timeframe have already begun to prepare and execute solicitations for potential new power purchase arrangements. While it is difficult to predict these outcomes with certainty, the Stone and Webster Technical Review mentioned above made individual power market and fuel price assessments in projecting possible economic outcomes. Neither Stone & Webster in its Technical Review nor Management has assumed that pricing under existing PPAs from earlier regimes will necessarily be sustained at pre-expiration levels.

RISK FACTORS

Atlantic Power's future performance and ability to generate sufficient cash flow to meet its monthly cash distributions to holders of IPSs and the Common Shares and Subordinated Notes represented thereby involves a number of risks and uncertainties. Any of these risks and uncertainties could have a material adverse effect on the Company's results of operations, business prospects, financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares, or Subordinated Notes or on the market price or value of IPSs, Common Shares or Subordinated Notes. A discussion of these risks and uncertainties can be found in the Company's Annual MD&A and Annual Information Form dated March 31, 2005.

On September 8, 2005, the Department of Finance (Canada) released a consultation paper on tax and other issues related to publicly listed flow-through entities and invited interested parties to make submissions prior to December 31, 2005. The stated focus of the consultation paper is to assess the tax and economic efficiency implications of flow-through entities to determine if the current tax system is appropriate or should be modified. On September 19, 2005, the Minister of Finance (Canada) announced that he had requested that Canada Revenue Agency postpone providing advance rulings respecting flow-through entity structures pending these consultations, that the Department of Finance (Canada) is closely monitoring developments in the flow-through entity market with a view to proposing measures in response to the consultations and that consideration would be given to what, if any, transitional measures were appropriate. Further initiatives in this area, if any, including the possible initiatives referred to in the consultation paper, may be taken following the completion of such consultations. Accordingly, legislative changes in this area are possible. Such changes could result in income taxes being materially and possibly adversely different in certain respects and may adversely affect Atlantic's cash flow available for distribution and the market price and liquidity of the IPSs.

ADDITIONAL INFORMATION

Additional information is available on the Company's website at www.atlanticpowercorporation.com, or at www.sedar.com.

Pro forma Consolidated Financial Statements
(In U.S. dollars)

ATLANTIC POWER CORPORATION

Six weeks ended December 31, 2004 and nine months ended September 30, 2005
(Unaudited)

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors
Atlantic Power Corporation

We have read the accompanying unaudited pro forma income statements for the nine months September 30, 2005 and for the period November 18, 2004 to December 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned "APC" to the unaudited interim financial statements of the Atlantic Power Corporation ("APC") for the nine months ended September 30, 2005, and the audited financial statements of the APC for the period November 18, 2004 to December 31, 2004, respectively, and found them to be in agreement.

2. Compared the figures in the column captioned "Epsilon" to the unaudited consolidated financial statements of Epsilon Power Partners, LLC ("Epsilon") for the nine months ended September 30, 2005 and found them to be in agreement. Compared the figures in the column captioned "Epsilon" to the audited financial statements of Epsilon for the year ended December 31, 2004 multiplied by 44/365, and found them to be in agreement.

3. Made enquiries of certain officials of APC who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the pro forma financial statements comply as to form in all material respects with in all material respects with the published requirements of Canadian securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma financial statements comply as to form in all material respects with in all material respects with the published requirements of Canadian securities legislation.

4. *Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.*

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "APC" and "Epsilon" for the nine months ended September 30, 2005, and for the period November 18 to December 31, 2005, and found the amounts in the column captioned "Pro Forma APC" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

KPMG LLP

Toronto, Canada
November 18, 2005

ATLANTIC POWER CORPORATION

Pro Forma Consolidated Statement of Income
For the six weeks ended December 3' , 2004
(Unaudited)
(In thousands of U.S. dollars, except ƥer share amount)

	APC	Epsilon		Pro Forma Adjustments	APC Pro Forma
Project revenue:					
Energy sales	$16,628	$6,299		$ -	$22,927
Indexed swap	1,274	-		-	1,274
Other	588	413		-	1,001
	18,490	6,712		-	25,202
Project expenses:					
Fuel	6,865	2,268		-	9,133
Operations and maintenance	3,389	1,087		-	4,476
Project operator fees and expenses	743	122		-	865
Amortization	3,579	905	(c)	275	
			(d)	2	4761
	14,576	4,382		277	19,235
Project other income (expense):					
Equity earnings, net	593	-		-	593
Interest, net	(868)	(1,069)	(e)	20	
			(f)	(31)	(1,948)
	(275)	(1,069)		(11)	(1,355)
Income before the undernoted	3,639	1,261		(288)	4,612
Administrative and other expenses:					
Management fees and administration	1,270	24	(b)	(24)	1,270
Amortization of deferred financing costs	116	-		-	116
Interest, net	2,769	-	(g)	341	3,110
Distribution, non-controlling interest	2,622	-		-	2,622
Change in fair value of non-controlling intere: t	16,490	-		-	16,490
Foreign exchange (gain) loss	266	-		-	266
	23,533	24		317	23,874
Net income (loss)	$(19,894)	$1,237		$(605)	$(19,262)
Basic income (loss) per share	$ (0.57)	-			$ (0.55)

See accompanying notes to pro forma consolidate l financial statements.

ATLANTIC POWER CORPORATION

Pro Forma Consolidated Statement of Income
For the nine months ended September 30, 2005
(Unaudited)
(In thousands of U.S. dollars, except per share amount)

	APC	Epsilon		Pro Forma Adjustments	APC Pro Forma
Project revenue:					
Energy sales	$118,403	$43,249	(a)	(3,544)	$158,108
Indexed swap	5,198	-		-	5,198
Other	3,076	2,523	(a)	(130)	5,469
	126,677	45,772		(3,674)	168,775
Project expenses:					
Fuel	50,486	15,879	(a)	(1,254)	65,111
Operations and maintenance	20,483	5,840	(a)	(406)	25,917
Project operator fees and expenses	4,239	702	(a)	(108)	4,833
Amortization	22,673	5,735	(a)	(580)	
			(c)	1,686	
			(d)	13	29,527
	97,881	28,156		(649)	125,388
Project other income (expense):					
Equity earnings, net	16,374	-		-	16,374
Interest, net	(4,573)	(6,873)	(a)	634	
			(e)	122	
			(f)	(195)	(10,885)
Other income	-	12,960			12,960
	11,801	6,087		561	18,449
Income before the undernoted	40,597	23,703		(2,464)	61,836
Administrative and other expenses:					
Management fees and administration	3,402	154	(b)	(154)	3,402
Amortization of deferred financing costs	743	-		-	743
Interest, net	16,520	-	(g)	2,125	18,645
Distribution, non-controlling interest	16,238	-		-	16,238
Foreign exchange (gain) loss	4,581	-		-	4,581
	41,484	154		1,971	43,609
Net income (loss) before income tax	(887)	23,549		(4,435)	18,227
Income taxes	2,360		(h)	3,822	6,182
Income (loss)	(3,247)	23,549		(8,257)	12,045
Basic income (loss) per share	$ (0.09)				$0.33

See accompanying notes to pro forma consolidated financial statements.

ATLANTIC POWER CORPORATION

Notes to the Pro Forma Consolidated Statements
(In thousands of U.S. dollars)

Nine months ended September 30, 2005
(Unaudited)

---

1. **Basis of presentation:**

Atlantic Power Corporation ("APC" or the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004. The Company issued income-participating securities ("IPSs") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive. The unaudited pro forma consolidated statements of income for the nine months ended September 30, 2005 and the six weeks ended December 31, 2004 (the "Pro Forma Financial Statements") have been prepared by management ("Management") of APC in accordance with Canadian generally accepted accounting principles ("GAAP"). The Pro Forma Financial Statements give effect to the completion of the acquisition of Epsilon Power Funding LLC ("Epsilon") using the purchase method of accounting. Epsilon's principal asset consists of Chambers Cogeneration LP ("Chambers") the owner and operator of a 262 MW pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's ("DuPont's") Chambers Works complex in southwestern New Jersey.

As the unaudited consolidated balance sheet of the Company as at September 30, 2005 reflects the acquisition of Epsilon using the purchase method of accounting, a pro forma balance sheet has not been included in this filing.

The unaudited pro forma consolidated statement of income for the six weeks ended December 31, 2004 has been prepared using the audited consolidated statement of operation and deficit of the Company for the period from November 18, 2004 to December 31, 2004 and audited consolidated statement of income and deficit of Epsilon for the year ended December 31, 2004. The audited consolidated statement of income of Epsilon, which were prepared in US GAAP and reconciled to Canadian GAAP as supplementary information in the audited Epsilon financial statements, have been pro-rated to reflect a six week period. The unaudited pro forma consolidated statement of income for the six weeks period ended December 31, 2004 gives effect to acquisition of Epsilon as if it had occurred on November 18, 2004.

The unaudited pro forma consolidated statement of income for the nine months ended September 30, 2005, has been prepared using the unaudited interim consolidated statement of income and deficit of the Company for the nine months ended September 30, 2005, and the unaudited interim consolidated statement of income and retained earnings of Epsilon for the nine months ended September 30, 2005. The unaudited pro forma consolidated statement of income for the nine months ended September 30, 2005 gives effect to acquisition of Epsilon as if it had occurred on January 1, 2005.

(In thousands of U.S. dollars)

1. Basis of presentation (continued):

The unaudited pro forma consolidated financial statements may not be indicative of the results of operation that would occurred if the Epsilon acquisition had been in effect on the dates indicated or of the consolidated operating results, which may be obtained in the future.

The pro forma adjustments reflecting the acquisition of Epsilon are based on available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements of the Company will depend on a number of factors. Therefore, the actual adjustments will differ from the pro forma adjustments. Management believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the Epsilon acquisition and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma consolidated financial information.

These unaudited Pro Forma Financial Statements incorporate the principal accounting policies used to prepare the consolidated financial statements of Epsilon and Atlantic Power Corporation.

These Pro Forma Financial Statements should be read in conjunction with the consolidated financial statements of the Company and Epsilon, including the related notes thereto.

The Pro Forma Financial Statements are not intended to reflect the results of operations which would have actually resulted had the acquisitions and other pro forma adjustments been effected on the dates indicated. Further, the Pro Forma Financial Statements are not necessarily indicative of the results of operations that may be obtained by the Company in the future.

2. Pro Forma Assumptions and Adjustments:

The Pro Forma Financial Statements have been presented assuming that the following transactions had been completed and adjustments had been effected as of January 1, 2005 for the nine months ended September 30, 2005 and as of November 18, 2004 for the six week period ended December 31, 2004.

(a) To eliminate the results of operations of Epsilon for the period of ownership from September 8 to September 30, 2005 included within APC's results of operations for the nine month period ended September 30, 2005.

(In thousands of U.S. dollars)

2. Pro Forma Assumptions and Adjustments (continued):

(b) To reverse management fees and administrative expenses paid to and incurred by the previous owners of Epsilon in the amount of $154 and $24 for the nine months ended September 30, 2005 and the six week period ended December 31, 2004 as these agreements were terminated on acquisition of Epsilon.

(c) Amortization has been increased by $1,686 and $275 for the nine months ended September 30, 2005 and the six week period ended December 31, 2004 to reflect the amortization of the fair value increment related to property, plant, and equipment, power purchase and other contracts.

(d) To record amortization of deferred financing fees related to Epsilon's amendment of its credit agreement, over the debt's term to maturity. The amount of amortization recorded was $13 for the nine months ended September 30, 2005 and $2 for the six week period ended December 31, 2004.

(e) To reverse interest expenses of Epsilon under its previous credit agreement and replace it with interest expense under the amended term of its credit agreement. The net interest expense decrease was $122 for the nine months ended September 30, 2005 and $20 for the six week period ended December 31, 2004.

(f) To replace amortization of the Chambers interest rate swap recorded by Epsilon based on a previous acquisition with the amortization of the Chambers interest rate swap, based on the fair assumed on acquisition. The adjustment is a net decrease in amortization of $195 and $31 for the nine months ended September 30, 2005 and the six week period ended December 31, 2004, respectively.

(g) To record interest expense of $2,125 and $341 for the nine months ended September 30, 2005 and the six week period ended December 31, 2004, respectively on the $25,000 draw on Atlantic's revolving credit facility and to reduce interest income on the $39,896 in cash and reserve funds applied to fund the acquisition of Epsilon. Interest expense under the revolving credit facility has been assumed at be 5.75%, being LIBOR plus an applicable margin. Interest income is assumed at a rate of 3% per annum.

(h) Taxes have been increased by $3,822 to reflect the impact of the above pro forma adjustments at an effective tax rate of 40%, plus 5% branch profit tax, including $5,832 of taxes on other income (note 4).

(In thousands of U.S. dollars)

---

2. Pro Forma Assumptions and Adjustments (continued):

(i) The basic earnings per share is based on the average number of common shares outstanding of 36,800,000 and 34,836,364 during the nine months ended September 30, 2005 and the six week period ended December 31, 2004, respectively.

3. Contingency:

Chambers has filed suit against its coal supplier, CONSOL Pennsylvania Coal Company and related entities, over a disagreement the pricing and delivery of a portion of the annual coal deliveries to the plant. Chambers seeks, among other things: (1) a declaratory judgment regarding the terms of the agreement, (2) cover damages for missed deliveries, and (3) injunctive relief to ensure delivery of all coal requested under the contract. The coal supplier has asserted affirmative defenses and counterclaims in its answer. Although the outcome of the matter is not certain, Management believes the coal supplier's affirmative defenses and counterclaims are without merit.

4. Other income:

During the first quarter first quarter of 2005, ownership of the 60% interest in Chambers not owned by Epsilon changed. Epsilon received $12,960 as compensation for consenting to the change in ownership of the interest.

5. Subsequent event:

On September 8, 2005 Epsilon was indirectly acquired by Atlantic Power Corporation for cash consideration of $64,896, including acquisition costs.

Schedule B

Audited annual consolidated financial statements of Epsilon
for the years ended December 31, 2003 and 2004

Epsilon Power Partners, LLC

Financial Statements
December 31, 2004 and 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Dr.
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000
Direct phone (973) 236 4209
Direct fax (813) 207 1118
www.pwc.com

Report of Independent Auditors

To the Members of Epsilon Power Partners, LLC:

In our opinion, the accompanying balance sheets and the related statements of operations, members' equity, and cash flows, present fairly, in all material respects, the financial position of Epsilon Power Partners, LLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

November 17, 2005

Epsilon Power Partners, LLC
Statements of Operations
Years Ended December 31, 2004 and 2003

Assets	**2004**	**2003**
Current assets		
Restricted cash	$ 2,133,334	$ 2,034,357
Income taxes receivable	$ 971,345	$ 567,000
Prepaid expenses	-	2,750
Total current assets	3,104,679	2,604,107
Equity investment in limited partnership	70,581,218	69,066,154
Total assets	$ 73,685,897	$71,670,261
Liabilities and Members' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 44,648	$ 37,302
Accounts payable-related parties	39,643	38,235
Interest payable	427,794	381,118
Current portion of long term debt	475,000	887,500
Total current liabilities	987,085	1,344,155
Long-term liabilities		
Long-term debt, less current portion	42,944,890	47,379,010
Total long-term liabilities	42,944,890	47,379,010
Members' equity	29,753,922	22,947,096
Total liabilities and members' equity	$ 73,685,897	$71,670,261

The accompanying notes are an integral part of these financial statements.

Epsilon Power Partners, LLC
Statements of Operations
Years Ended December 31, 2004 and 2003

	2004	2003
Expenses		
General and administrative	$ 200,734	$ 284,663
Amortization	1,842,685	1,881,249
Total operating expenses	2,043,419	2,165,912
Equity in net income of limited partnership, net	13,551,612	14,901,845
Income from operations	11,508,193	12,735,933
Other income and (expense)		
Interest and other income	13,450	12,127
Interest expense	(2,344,668)	(2,501,259)
Total other income and (expense)	(2,331,218)	(2,489,132)
Net income	$ 9,176,975	$ 10,246,801

The accompanying notes are an integral part of these financial statements.

Epsilon Power Partners, LLC
Statements of Members' Equity
Years Ended December 31, 2004 and 2003

	DPC Epsilon	Pelham Power Partners	Total Members Equity	Comprehensive Income
Balance, December 31, 2002	$ (145,189)	$ 13,762,267	$13,617,078	
Distributions to partners	(625,917)	(3,546,866)	(4,172,783)	
Comprehensive Income				
Net income	1,537,020	8,709,781	10,246,801	$ 10,246,801
Other comprehensive income				
Valuation adjustment for fair value of swap	488,400	2,767,600	3,256,000	
Other comprehensive income	488,400	2,767,600	3,256,000	3,256,000
Total comprehensive income				$ 13,502,801
Balance, December 31, 2003	$ 1,254,314	$ 21,692,782	$22,947,096	
Distributions to partners	(878,286)	(3,902,080)	(4,780,366)	
Comprehensive Income				
Net income	1,376,546	7,800,429	9,176,975	$ 9,176,975
Other comprehensive income				
Valuation adjustment for fair value of swap	361,533	2,048,684	2,410,217	
Other comprehensive income	361,533	2,048,684	2,410,217	2,410,217
Total comprehensive income				$ 11,587,192
Balance, December 31, 2004	$ 2,114,107	$ 27,639,815	$29,753,922	

The accompanying notes are an integral part of these financial statements.

Epsilon Power Partners, LLC
Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Operating Activities		
Net income	$ 9,176,975	$10,246,801
Adjustments to reconcile net income to net cash from operating activities:		
Equity in net income of limited partnership	(13,551,612)	(14,901,845)
Amortization	1,842,685	1,881,249
Changes in assets and liabilities		
Prepaid expenses and other current assets	2,750	(2,750)
Other receivables	(404,345)	(567,000)
Accounts payable and accrued liabilities	55,428	(60,634)
Net restricted cash provided by operating activities	(2,878,119)	(3,404,179)
Payments to restricted cash	2,878,119	3,404,179
Net cash provided by operating activities	-	-
Investing Activities		
Distributions received from investment in limited partnership	12,604,080	12,666,800
Net restricted cash provided by investing activities	12,604,080	12,666,800
Payments to restricted cash	(12,604,080)	(12,666,800)
Net cash provided by investing activities	-	-
Financing Activities		
Payments on notes payable	(4,846,620)	(4,733,490)
Distributions paid to members	(4,780,364)	(4,172,783)
Net restricted cash used for financing activities	(9,626,984)	(8,906,273)
Payments from restricted cash	9,626,984	8,906,273
Net cash provided by financing activities	-	-
Net increase in cash and cash equivalents	-	-
Cash and cash equivalents, beginning of year	-	-
Cash and cash equivalents, end of year	$ -	$ -
Supplemental disclosure		
Interest paid	$ 2,294,073	$ 2,591,694
Income taxes paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Epsilon Power Partners, LLC (Epsilon or Partnership) was organized in September 2002 as a Delaware limited partnership for the purpose of investing in cogeneration power plant facilities. Epsilon is owned by DPC Epsilon, LLC (15%), a wholly owned subsidiary of Delta Power Company, LLC (DPC), and Pelham Power Holdings, LLC (85%), a wholly owned subsidiary of ArcLight Energy Partners Fund I, L.P.

On September 18, 2002, Epsilon acquired the limited partnership interest of TIFD III-T, LLC's 40% interest in Chambers Cogeneration Limited Partnership (Chambers), a Delaware limited partnership. Chambers is a 262 MW coal-fired cogeneration plant at DuPont's Chambers Works chemical complex near Carney's Point, New Jersey. Chambers is designed to produce electricity for sale to Atlantic City Electric Company/Conectiv and electricity and process steam to E.I. DuPont de Nemours & Company for use in its industrial operations, under 30 year contracts that commenced in 1994, the year that the facility was placed into commercial operations.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from these estimates.

Restricted Cash
Restricted cash is defined as cash subject to the provisions of the Partnership Agreement.

Equity Investment in Limited Partnership
Epsilon accounts for its investment in the Chambers limited partnership using the equity method of accounting as a result of its ability to influence both the operating and financial decisions of the investment. Under the equity method of accounting, the initial investment in the limited partnership is recorded at cost and adjusted periodically to recognize Epsilon's share of the earnings or losses of the limited partnership after the date of acquisition. The amount of the adjustment is included in the determination of net income by Epsilon, and such amount includes adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between Epsilon's cost and underlying equity in net assets of the limited partnership at the date of investment. The investment basis is also adjusted to reflect Epsilon's share of changes in the limited partnership's capital. Distributions received from the limited partnership reduce the carrying amount of the investment.

Intangible assets (the fair value of the power purchase agreements as of the Chambers acquisition date) represent the difference between Epsilon's cost and underlying equity in net assets of Chambers at the date of investment and deferred acquisition costs. Such intangibles are included in the partnership's investment in limited partnership. Epsilon has gross intangible assets of $38,685,032 as of December 31, 2004 and 2003, and accumulated amortization of $4,251,729 and $2,409,044 as of December 31, 2004 and 2003, respectively. The gross intangible assets as of December 31, 2004 and 2003 include $915,350 of deferred acquisition costs relating to the purchase of the Chambers partnership interest.

Amortization expense of $1,842,685 and $1,881,249 for the years ended December 31, 2004 and 2003, respectively, was recorded as an operating expense in the Statement of Operations. Intangible assets are amortized over approximately 21 years (the estimated remaining life of the Chambers' power purchase agreements). Amortization expense for intangible assets is expected to be approximately $1.9 million annually through 2023.

Income Taxes
The Partnership is a single member limited liability company that is treated as a disregarded entity for federal income tax purposes, and as such, is not subject to federal income taxes. The partnership's income, gains, losses and tax credits pass to the member who individually reports his share of such items on his income tax return. However, for purposes of financial reporting, the Partnership has accounted for income taxes as if it were a separate taxpayer in accordance with paragraph 40 of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*.

Income taxes receivable represents the amount of New Jersey State Income taxes withheld from Chambers distributions and remitted to the State of New Jersey on behalf of the Epsilon partners. The Partnership has filed a claim for refund for such amounts, and as a result, has reflected amounts as Income Taxes Receivable on the Balance Sheet as of December 31, 2004 and 2003.

Comprehensive Income
Epsilon's comprehensive income consists of net income and other items recorded directly to the equity accounts. The objective is to report a measure of all changes in members' equity that result from transactions and other economic events of the period other than transactions with owners. Epsilon's other comprehensive income consists principally of changes in the fair value of interest rate swap contracts at Chambers that qualify for cash flow hedge treatment.

At December 31, 2004 and 2003, the balance of accumulated other comprehensive income was $4,830,827 and $2,420,610, respectively, and consisted of the changes in the fair value of Chamber's swap agreements from September 2002 to December 2004 and 2003, respectively.

Derivative Instruments and Hedging Activities
Derivatives are recorded at fair value as either assets or liabilities in the balance sheet of equity investees. For a derivative designated as, and meeting the specific criteria as a hedge, any change in fair value of the derivative against changes in future cash flows of the underlying hedged item may be deferred through other comprehensive income, a component of partner's capital, in the period of change. For a derivative not designated as, or not meeting specific criteria as a hedge, changes in fair value will be recognized in earnings in the period of change.

Chambers has certain derivative commodity contracts for the physical delivery of purchase and sale quantities transacted in the normal course of business. Since these activities qualify as normal purchase and normal sale activities, Chambers has not recorded the value of the related contracts on the balance sheet as permitted under relevant accounting standards.

Chambers has also entered into swap agreements to reduce the exposure to interest rate fluctuations on its debt. The agreements have been designated as cash flow hedging instruments. The amounts incurred by Chambers representing the effective difference between the fixed rate under the swap agreements and the variable rate on the underlying term of the loans are included in interest expense in Chambers Statement of Operations. In the event of an early termination of these

agreements, any gains or losses would be amortized over the respective lives of the underlying debt or recognized immediately if the debt is terminated earlier than anticipated. The fair value of Chambers' derivatives is determined by reference to market valuation from various third party sources.

Impairment and Disposal of Long-Lived Assets
The Partnership adopted Statement of Financial Accounting Standard No. 144 ("SFAS 144"), *Accounting for the Impairment or Disposal of Long-Lived Assets* effective January 1, 2002. An impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measured as the difference between the carrying amount and fair value of the asset. The Partnership records impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows to be generated by those assets are less than the carrying amounts of those assets. There were no impairment losses in 2004 or 2003.

Costs Associated with Exit or Disposal Activities
The Partnership implemented Statement of Financial Accounting Standard No. 146 ("SFAS 146"), *Accounting for Costs Associated with Exit or Disposal Activities* effective January 1, 2003. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and is effective for disposal activities initiated after December 31, 2002. The Partnership has not initiated any disposal activities nor is currently contemplating any disposal activities, and as such, the implementation of SFAS 146 did not have an impact on the financial statements.

Concentration of Credit Risk
Financial instruments, which potentially subject the Partnership to credit risk, consist primarily of restricted cash, accounts receivable and temporary investments. The Partnership maintains restricted cash with major financial institutions. Restricted cash and temporary investments include investments in money market securities and securities backed by the U.S. Government. At times such amounts may exceed the F.D.I.C limits. The Partnership believes that no significant concentration of credit risk exists with respect to cash investments.

3. Partnership Agreement

The Partnership Agreement provides for, among other things, the following:

Allocation of Net Income and Loss
Net income and loss are allocated 15% to DPC Epsilon, LLC and 85% to Pelham Power Holdings, LLC, in accordance with the Limited Liability Company Agreement.

Cash Distributions
Available cash is distributed at such times as the general partner may determine. Cash is distributed 15% to DPC Epsilon and 85% to Pelham Power Holdings, LLC, in accordance with the Limited Liability Company Agreement. In 2004 and 2003, total distributions were $4,780,364 and $4,172,783, respectively.

4. Long-Term Debt

In September 2002, the Partnership borrowed $53,000,000 from certain Lenders and General Electric Capital Corporation (GECC), as administrative agent and collateral agent. Principal and interest repayment amounts are due quarterly through January 2023. In accordance with the Credit Agreement and the Security Credit Agreement between the Partnership and GECC, as agent for the lenders, if Partnership distributions exceed the Annual Distribution Limit, as defined, principal prepayments are required in amounts determinable under the agreements. As of December 31, 2004 and 2003, total principal prepayments amounted to $7,942,609 and $3,983,490, respectively.

Interest is calculated quarterly based upon a Eurodollar Base Rate, as defined, plus an Applicable Margin, as defined. The interest rate at December 31, 2004 and 2003 was 5.63% and 4.66%, respectively. The Partnership was in compliance with all covenants at December 31, 2004 and 2003.

Future principal payments under the agreement are as follows:

2005	$ 475,000
2006	518,750
2007	575,000
2008	406,250
2009	87,500
Thereafter	41,357,390
	$43,419,890

For the year ended December 31, 2004 and 2003, Epsilon incurred $2,340,749 and $2,500,434, respectively, in interest expense under the GECC credit agreement, of which $427,794 and $381,118 was included in Interest payable at December 31, 2004 and 2003, respectively.

In accordance with the Credit Agreement, if the amount of Distributable Cash (as defined) exceeds the Annual Distribution Limit in effect (as defined), then an amount equal to 75% of the remainder of such funds must be applied as a prepayment of the long-term debt. For the years ended December 31, 2004 and 2003, such prepayments amounted to $3,959,119 and $3,983,490, respectively.

The Credit Agreement contains various affirmative and negative covenants involving compliance with laws, incurrence of additional debt, restricted payments (as defined) and debt acceleration clauses relative to events of default (as defined). The Partnership was in compliance with all covenants at December 31, 2004 and 2003.

5. Equity Investments

Summary financial information for Chambers as of and for the years ended December 31, 2004 and 2003 are presented in the following table:

(in thousands)	2004	2003
Current assets	$ 25,055	$ 25,345
Property and equipment, net	410,868	423,487
Other assets	5,596	5,062
Current liabilities	35,942	46,474
Other liabilities	315,207	325,445
Partners' equity (deficit)	90,370	81,975
Revenues	139,194	132,749
Operating expenses	85,859	74,787
Net income	33,879	37,255
Epsilon's equity in net income	13,552	14,902

6. Related Party Transactions

DPC is paid an annual management fee in the amount of $150,000, plus escalation, as defined in the Limited Liability Company Agreement. For the years ended December 31, 2004 and 2003, total management fees incurred were $154,800 and $151,880, respectively, of which $39,643 and $38,235 were included in Accounts payable-related parties at December 31, 2004 and 2003, respectively.

7. Fair Value of Financial Instruments

The carrying amount of restricted cash and accounts payable and accrued liabilities are a reasonable estimate of their fair values due to their short-term nature. The fair value of the debt is equal to the carrying amount as reported on the balance sheet.

8. Commitments and Contingencies

There are certain commitments and contingencies arising from the ordinary course of business to which Epsilon is a party. It is management's belief that the ultimate resolution of those commitments and contingencies will not have a material adverse impact on Epsilon's financial positions, results of operations or cash flows.

9. Subsequent Events

In September 2005, DPC Epsilon and Pelham Power Holdings, LLC sold their 100% partnership interests to Atlantic Power Holdings, LLC, a wholly owned subsidiary of Atlantic Power corporation (a listed company in Canada).

Supplementary Information

Canadian GAAP Reconciliation

These financial statements have been prepared in conformity with US GAAP, which in most respects conforms to Canadian GAAP. Significant differences between Canadian GAAP and US GAAP, as it relates to the Company, are as follows:

Reconciliation of net income:

		2004		2003
Net income, US GAAP		9,176,975		10,246,801
Amortization of proportionate share of interest rate swap of equity method investee	(b)	1,084,752	(b)	1,084,752
Proportionate share of accounting for asset retirement obligation of equity method investee	(d)	-	(c)	365,004
Net income, Canadian GAAP		10,261,727		11,696,557

Income Statement Items		**2004** US GAAP	**2004** Canadian GAAP		**2003** US GAAP	**2003** Canadian GAAP
Project Revenue						
Energy sales	(d)	-	52,253,010	(d)	-	49,873,342
Other	(d)	-	3,424,468	(d)	-	3,226,188
		-	55,677,478		-	53,099,530
Project expenses						
Fuel	(d)	-	18,814,974	(d)	-	16,070,974
Operations and maintenance	(d)	-	9,017,623	(d)	-	8,261,374
Project operator fees and expenses	(d)	-	1,008,689	(d)	-	998,279
Amortization	(d)	1,842,685	7,507,487	(c),(d)	1,881,249	6,504,157
		1,842,685	36,348,773		1,881,249	31,834,784
Project other income (expense)						
Equity in net income of limited partnership, net	(d)	13,551,612	-	(d)	14,901,845	-
Interest, net	(b), (d)	-	(6,535,026)	(b), (d)	-	(6,794,394)
		13,551,612	(6,535,026)		14,901,845	(6,794,394)
Income before the undernoted		11,708,927	12,793,679		13,020,596	14,470,352
Administrative and other expenses						
General and administrative expenses		200,734	200,734		284,663	284,663
Interest and other income		(13,450)	(13,450)		(12,127)	(12,127)
Interest expense		2,344,668	2,344,668		2,501,259	2,501,259
		2,531,952	2,531,952		2,773,795	2,773,795
Net income		9,176,975	10,261,727		10,246,801	11,696,557

Reconciliation of Members' Equity:

		2004		2003
Members' Equity, US GAAP	(a)	29,753,922	(a)	22,947,096
Accumulated proportionate share of Unrealized net gains from cash flow hedges included in equity method investees other comprehensive income	(b)	(4,830,827)	(b)	(2,420,610)
		24,923,095		20,526,486
Accumulated amortization of proportionate share of interest rate swap of equity method investee	(b)	2,476,868	(b)	1,392,116
Proportionate share of accouting for asset retirement obligations of equity method investee		-	(c)	365,004
Members' equity, Canadian GAAP		27,399,963		22,283,606

Balance Sheet items

		2004			2003	
		US GAAP	Canadian GAAP		US GAAP	Canadian GAAP
Current Assets						
Cash and cash equivalents	(d)	-	2,557,556	(d)	-	1,256,692
Restricted cash	(d)	2,133,334	4,670,664	(d)	2,034,357	5,256,489
Accounts receivable	(d)	-	3,744,316	(d)	-	4,809,351
Prepayments, supplies and other	(d)	-	2,125,641	(d)	2,750	1,455,844
Income taxes receivable		971,345	971,345		567,000	567,000
Total current assets		3,104,679	14,069,522		2,604,107	13,345,376
Equity investment in limited partnership	(d)	70,581,218	-	(d)	69,066,154	-
Property, plant and equipment	(d)	-	164,347,250	(c),(d)	-	169,120,069
Intangible assets	(d)	-	34,433,303	(d)	-	36,275,988
Deferred financing costs	(d)	-	1,295,550	(d)	-	1,421,668
		73,685,897	214,145,625		71,670,261	220,163,101
Current Liabilities						
Accounts payable and accrued liabilities	(d)	44,648	4,486,729	(d)	37,302	3,596,524
Accounts payable-related parties		39,643	39,643		38,235	38,235
Interest payable		427,794	427,794		381,118	381,118
Current portion of long-term debt	(d)	475,000	8,172,362	(d)	887,500	7,824,700
Total current liabilities		987,085	13,126,528		1,344,155	11,840,577
Long-term debt	(d)	42,944,890	162,909,298	(d)	47,379,010	174,920,210
Other liabilities	(d)	-	10,709,836	(c),(d)	-	11,118,708
Total liabilities		43,931,975	186,745,662		48,723,165	197,879,495
Members'equity		29,753,922	27,399,963		22,947,096	22,283,606
		73,685,897	214,145,625		71,670,261	220,163,101

Statement of cash flow items		2004 US GAAP	2004 Canadian GAAP		2003 US GAAP	2003 Canadian GAAP
Operating activities						
Net income	(b),(c),(d)	9,176,975	10,261,727	(b),(c),(d)	10,246,801	11,696,557
Items not involving cash						
Equity in net income of limited partnership	(d)	(13,551,612)	-	(d)	(14,901,845)	-
Amortization	(d)	1,842,685	7,507,487	(c),(d)	1,881,249	6,504,157
Amortization of interest rate swap	(b)	-	(1,084,752)	(b)	-	(1,084,752)
Loss on disposal of property, plant and equipment	(d)	-	29,644	(d)	-	4,477
Changes in other assets and liabilities						
Restricted cash	(d)	(98,977)	585,708	(d)	(356,348)	(616,443)
Accounts receivable	(d)	-	1,065,036	(d)	-	518,746
Prepayments, supplies and other	(d)	2,750	(669,680)	(d)	(2,750)	415,099
Income taxes receivable		(404,345)	(404,345)		(567,000)	(567,000)
Accounts payable and accrued liabilities	(d)	55,428	938,284	(d)	(60,634)	(970,186)
Distributions received from investment in limited partnership	(d)	12,604,080	-	(d)	12,666,800	-
		9,626,984	18,229,109		8,906,273	15,900,655
Investing activities						
Purchase of property, plant and equipment	(d)	-	(501,751)	(d)	-	(136,931)
Proceeds on disposal of property, plant and equipment	(d)	-	17,120		-	-
		-	(484,631)		-	(136,931)
Financing activities						
Issuance of long-term debt	(d)	-	120,570		-	-
Repayment of long-term debt	(d)	(4,846,620)	(11,783,820)	(d)	(4,733,490)	(11,198,290)
Distributions paid to members		(4,780,364)	(4,780,364)		(4,172,783)	(4,172,783)
		(9,626,984)	(16,443,614)		(8,906,273)	(15,371,073)
Increase in cash and cash equivalents	(d)	-	1,300,864	(d)	-	392,651
Cash and cash equivalents, beginning of year	(d)	-	1,256,692	(d)	-	864,041
Cash and cash equivalents, end of year		-	2,557,556		-	1,256,692
Supplemental disclosure						
Interest paid	(d)	2,294,073	9,201,919	(d)	2,591,694	9,844,970
Income taxes paid		-	-		-	-

(a) Under US GAAP, other comprehensive income, investment in partnership and accumulated other comprehensive income, included in equity method investees financial statements arise as a result of changes in fair value of interest rate swaps that qualify as cash flow hedges, for the portion of the fair value that is hedge effective.

(b) Under US GAAP, the Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those assets at fair value. The investment in partnership and accumulated other comprehensive income, included in equity method investee's financial statements are adjusted for changes in fair value of interest rate swaps that qualify as cash flow hedges, for the portion of the fair vale that is hedge effective. Under Canadian GAAP, Epsilon applies settlement accounting to derivative financial instruments. Under this method, the gains and losses on derivative financial instruments that qualify for hedge accounting are not recorded until they are realized. The notional amounts are not recorded in the financial statements as they do not represent amounts exchanged by the counterparties. The fair value of certain derivative financial obligations assumed on acquisition is amortized to interest expense over the term of the instrument.

(c) Under US GAAP, Epsilon's equity method accounted investee, Chambers, adopted SFAS 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The transitional provisions of SFAS 143 resulted in a cumulative catch up adjustment to net income in the year of adoption. Under Canadian GAAP, the Company adopted Canadian Institute of Chartered Accountants' ("CICA") Handbook standard 3110, Asset Retirement Obligations, on January 1, 2004. The Canadian GAAP standard is consistent with SFAS 143, with the exception of the transitional provisions, which under Canadian GAAP require retroactive adoption.

(d) Under US GAAP, Epsilon accounts for its 40% joint venture investment in Chambers under the equity method as described in Note 2. Under Canadian GAAP, interests in a joint venture should be recognized in the financial statements of Epsilon using the proportionate consolidation method.

Schedule C

Unaudited interim financial statements of Epsilon for the three month and six month periods ending June 30, 2005

Consolidated Financial Statements
(In U.S. dollars)

EPSILON POWER PARTNERS, LLC

Three months and six months ended June 30, 2005
(Unaudited)

AtlanticPower
Corporation

November 21, 2005

To the Security Holders:

Enclosed is Epsilon Power Partners, LLC (Epsilon) interim unaudited consolidated financial statements for the three and six months ended June 30, 2005. We are filling this balance sheet pursuant to the requirements of National Instrument 51-102 – *Continuous Disclosure Obligations.*

In accordance with the provisions of section 4.3(3) of NI 51-102, we advise that Epsilon's auditors, PWC LLP, have not reviewed the unaudited consolidated financial statements for the three and six months ended June 30, 2005.

Sincerely,

"Signed"

Mark Byskov
Chief Financial Officer and
Corporate Secretary of
Atlantic Power Management, LLC

EPSILON POWER PARTNERS, LLC

Consolidated Balance Sheet
(In thousands of U.S. dollars)

	June 30, 2005 (Unaudited)	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 1,589	$ 2,558
Restricted cash	5,323	4,671
Other receivable	7,383	4,716
Prepayments, supplies and other	2,379	2,126
	16,674	14,071
Property, plant and equipment	161,826	164,347
Power purchase and other contracts	33,493	34,433
Deferred financing costs	1,235	1,296
	$ 213,228	$ 214,147
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 4,704	$ 4,956
Current portion of long-term debt	8,313	8,172
	13,017	13,128
Long-term debt	158,688	162,909
Other liabilities	10,187	10,710
Members' equity	31,336	27,400
Contingency (note 4)		
Subsequent event (note 5)		
	$ 213,228	$ 214,147

See accompanying notes to consolidated financial statements.

EPSILON POWER PARTNERS, LLC

Consolidated Statement of Income and Deficit
(In thousands of U.S. dollars, except per share amount)

	Three months ended June 30, 2005	Six months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Project revenue:				
Energy sales	$13,320	$27,271	$12,935	$26,448
Other	741	1,941	699	1,845
	14,061	29,212	13,634	28,293
Project expenses:				
Fuel	4,653	10,285	4,551	9,728
Operations and maintenance	2,279	3,941	1,523	2,977
Project operator fees and expenses	234	468	37	420
Amortization	2,138	3,833	1,694	3,389
	9,304	18,527	7,805	16,514
Project other income (expense):				
Other, net (note 3)	(1,634)	9,729	(1,600)	(3,176)
	(1,634)	9,729	(1,600)	(3,176)
Income before the undernoted	3,123	20,414	4,229	8,603
Administrative and other expenses:				
Management fees and administration	56	150	42	81
Interest, net	652	1,259	558	1,120
	708	1,409	600	1,201
Net income (loss)	$2,415	$19,005	$3,629	$7,402
Members' equity, beginning of period	43,430	27,400	23,980	22,284
Cumulative effect of a change in accounting principle	-	-	-	(365)
Member distributions	(14,509)	(15,069)	(1,439)	(3,151)
Members equity, end of period	31,336	31,336	26,170	26,170

See accompanying notes to consolidated financial statements.

EPSILON POWER PARTNERS, LLC

Consolidated Statement of Cash Flows
(In thousands of U.S. dollars)

	Three months ended June 30, 2005	Six months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from (used in) operating activities:				
Net income (loss)	$2,415	$19,005	$3,629	$7,402
Items not involving cash:				
Amortization	2,138	3,833	1,694	3,389
Amortization of interest rate swap	(271)	(542)	(271)	(542)
Change in other non-cash balances	(2,893)	(3,824)	285	(1,156)
	1,389	18,472	5,337	9,093
Cash flows used in financing activities:				
Member distribution	(14,509)	(15,069)	(1,439)	(3,151)
Repayment of long-term debt	(1,943)	(4,080)	(2,399)	(4,383)
	(16,452)	(19,149)	(3,838)	(7,534)
Cash flows used in investing activities:				
Purchase of property, plant and equipment	(122)	(292)	(112)	(144)
	(122)	(292)	(112)	(144)
Increase in cash and cash equivalents	(15,185)	(969)	1,387	1,415
Cash and cash equivalents, beginning of period	16,774	2,558	1,285	1,257
Cash and cash equivalents, end of period	1,589	1,589	2,672	2,672
Supplemental cash flow information:				
Interest paid	2,513	4,924	2,623	4,579

See accompanying notes to consolidated financia statements.

EPSILON POWER PARTNERS, LLC

Notes to Consolidated Financial Statements
(In thousands of U.S. dollars)

Three months and six months ended June 30, 2005
(Unaudited)

Epsilon Power Partners, LLC ("Epsilon") was organized in September 2002 as a Delaware limited partnership for the purpose of investing in cogeneration power plant facilities. Epsilon is owed by DPC Epsilon, LLC (15%), a wholly owned subsidiary of Delta Power Company, LLC (DPC), and Pelham Power Holdings, LLC (85%), a wholly owned subsidiary of ArcLight Energy Partners Fund 1, L.P.

On September 18, 2002, Epsilon acquired the limited partnership interest of TIFD III-T, LLC's 40% interest in Chambers Cogeneration Limited Partnership ("Chambers"), a Delaware limited partnership. Chambers is a 262 MW coal-fired cogeneration plant at DuPont's Chambers Works chemical complex near Carney's Point, New Jersey. Chambers is designed to produce electricity for sale to Atlantic City Electric Company/Conectiv and electricity and process steam to E.I. Dupont de Nemours & Company for use in its industrial operations, under 30 year contracts that commenced in 1994, the year that the facility was placed into commercial operations.

1. Basis of presentation:

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the period ended December 31, 2004, as set out in the Atlantic Power Corporation's Business Acquisition Report since they do not contain all the disclosures that are in accordance with Canadian generally accepted accounting principles ("GAAP") for annual financial statements. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The December 31, 2004 consolidated financial statements were prepared in accordance with U.S. GAAP with supplementary information to reconcile them to Canadian GAAP. The accounting policies and methods of computation applied in these interim consolidated financial statements are consistent with the supplementary information for the period ended December 31, 2004.

2. Related party transactions:

DPC is paid an annual management fee in the amount of $150, plus escalation, as defined in the Limited Liability Company Agreement. For the six months ended June 30, 2005 and 2004 total management fees incurred were $79 and $77, respectively, of which $40 and $39 were included in accounts payable at June 30, 2005 and December 31, 2004, respectively.

3. Other income:

During the first quarter first quarter of 2005, ownership of the 60% interest in Chambers not owned by Epsilon changed. Epsilon received $12,960 as compensation for consenting to the change in ownership of the interest.

4. Contingency:

Chambers has filed suit against its coal supplier, CONSOL Pennsylvania Coal Company and related entities, over a disagreement the pricing and delivery of a portion of the annual coal deliveries to the plant. Chambers seeks, among other things: (1) a declaratory judgment regarding the terms of the agreement, (2) cover damages for missed deliveries, and (3) injunctive relief to ensure delivery of all coal requested under the contract. The coal supplier has asserted affirmative defenses and counterclaims in its answer. Although the outcome of the matter is not certain, Management believes the coal supplier's affirmative defenses and counterclaims are without merit.

5. Subsequent event:

On September 8, 2005 Epsilon was indirectly acquired by Atlantic Power Corporation for cash consideration of $64,896, including acquisition costs.

Consolidated Financial Statements
(In U.S. dollars)

ATLANTIC POWER CORPORATION

Three months and nine months ended September 30, 2005
(Unaudited)

ATLANTIC POWER CORPORATION

Consolidated Balance Sheets
(In thousands of U.S. dollars)

	September 30, 2005	December 31, 2004
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 26,755	$ 22,663
Reserve fund	10,406	12,509
Restricted cash	33,756	28,971
Current portion of indexed swap	52,748	29,899
Accounts receivable	29,989	17,522
Prepaid expenses	7,723	4,771
	161,377	116,335
Property, plant and equipment	430,882	293,988
Equity investments	111,622	139,696
Power purchase and other contracts	184,324	105,914
Long-term portion of indexed swap	67,510	69,692
Deferred financing costs	10,895	11,399
Other	13,834	3,179
	$ 980,444	$ 740,203
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 30,396	$ 17,780
Revolving credit facility	25,000	–
Current portion of long-term debt	24,171	13,764
Current portion of indexed swap hedge	31,177	7,320
Current portion of gas transportation contract commitment	3,719	3,719
Interest payable on subordinated notes	1,961	2,719
Distribution payable, non-controlling interest liability	1,890	2,622
Dividends payable	1,044	1,338
Income taxes payable	231	–
Other	–	995
	119,589	50,257
Long-term debt	231,110	85,302
Other liabilities, non-controlling interests (note 4)	244,936	236,928
Subordinated notes	213,921	206,927
Indexed swap hedge	34,872	22,973
Other liabilities and deferred revenue	47,465	37,667
Shareholders' equity:		
Common stock	121,381	121,381
Deficit	(32,830)	(21,232)
	88,551	100,149
Commitments and contingencies (note 7)		
Subsequent events (note 8)		
	$ 980,444	$ 740,203

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Income and Deficit
(In thousands of U.S. dollars, except per share amount)

	Three months ended September 30, 2005	Nine months ended September 30, 2005
	(Unaudited)	
Project revenue:		
Energy sales	$ 47,990	$ 118,403
Indexed swap	1,721	5,198
Other	1,137	3,076
	50,848	126,677
Project expenses:		
Fuel	21,372	50,486
Operations and maintenance	6,954	20,483
Project operator fees and expenses	918	4,239
Amortization	7,900	22,673
	37,144	97,881
Project other income (expenses):		
Equity earnings, net	4,536	16,374
Interest, net	(1,648)	(4,573)
	2,888	11,801
Income before the undernoted	16,592	40,597
Administrative and other expenses:		
Management fees and administration	1,093	3,402
Amortization of deferred financing costs	248	743
Interest, net	5,626	16,520
Distributions, non-controlling interest	5,634	16,238
Change in fair value of non-controlling interest	(1,035)	–
Foreign exchange loss, net (note 7(c))	10,869	4,581
	22,435	41,484
Loss before income taxes	(5,843)	(887)
Income taxes	2,020	2,360
Loss for the period	(7,863)	(3,247)
Deficit, beginning of period	(22,060)	(21,232)
Dividends	(2,907)	(8,351)
Deficit, end of period	$ (32,830)	$ (32,830)
Basic loss per share (note 6)	$ (0.21)	$ (0.09)

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended September 30, 2005	Nine months ended September 30, 2005
	(Unaudited)	
Cash flows from (used in) operating activities:		
Loss for the period	$ (7,863)	$ (3,247)
Items not involving cash:		
Amortization	8,148	23,416
Amortization of other liabilities and deferred revenue	3,358	(1,094)
Equity earnings	(4,536)	(16,374)
Change in fair value of non-controlling interest	(1,183)	–
Unrealized foreign exchange loss	11,229	4,250
Market value adjustments on indexed swap and hedge	(1,721)	(5,198)
Change in fair value of interest rate swap	(595)	(1,284)
Change in other non-cash items	(8,477)	(10,986)
Indexed swap and hedge settlements	5,645	20,289
Distributions from equity investments	5,528	51,497
	9,533	61,269
Cash flows from (used) in financing activities:		
Dividends paid	(2,779)	(8,645)
Proceeds from draw on revolving credit facility	25,000	25,000
Repayment of long-term debt	(3,885)	(10,627)
Deferred financing costs	(239)	(239)
	18,097	5,489
Cash flows used in investing activities:		
Acquisitions, net of cash acquired (note 3)	(63,279)	(63,279)
Purchase of property, plant and equipment	(308)	(1,490)
	(63,587)	(64,769)
Increase (decrease) in cash and cash equivalents and reserve fund	(35,957)	1,989
Cash and cash equivalents and reserve fund, beginning of period	73,118	35,172
Cash and cash equivalents and reserve fund, end of period	$ 37,161	$ 37,161
Represented by:		
Cash and cash equivalents	$ 26,755	$ 26,755
Reserve fund	10,406	10,406
	$ 37,161	$ 37,161
Supplemental cash flow information:		
Interest paid	$ 6,856	$ 22,740

See accompanying notes to consolidated financial statements.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

Atlantic Power Corporation (the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004. The Company issued income-participating securities ("IPS") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive.

1. Basis of presentation:

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the period ended December 31, 2004, as set out in the 2004 Annual Report since they do not contain all the disclosures that are required by Canadian generally accepted accounting principles for annual financial statements. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation as were used for the audited consolidated financial statements for the period ended December 31, 2004.

2. Adoption of accounting policy:

Variable interest entities:

The Company applies The Canadian Institute of Chartered Accountants' Accounting Guideline 15, "Consolidation of Variable Interest Entities". As a result of applying this guideline, the Company consolidated variable interest entities for which it is determined to be the primary beneficiary.

3. Acquisitions:

(a) Adjustment of 2004 acquisition:

The Company formed Atlantic Power Holdings, LLC ("Atlantic Holdings"), a Delaware limited liability company, for the purpose of acquiring indirect interests in 15 projects from Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC (the "Existing Investors") and acquired the interests of the Existing Investors in the projects that were held by their wholly owned subsidiaries.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

3. Acquisitions (continued):

On November 18, 2004, Atlantic Holdings acquired for total consideration of $522,638 (including $1,014 in acquisition costs) an indirect interest in 15 projects located primarily in the United States of America. During the nine months ended September 30, 2005, the fair value of certain projects was finalized. The purchase price allocation has been adjusted as follows:

	Preliminary purchase equation	Adjustments	Revised purchase equation
Working capital	$ 47,213	$ 689	$ 47,902
Equity investments	142,777	6,969	149,746
Property, plant and equipment	296,132	4,084	300,216
Power purchase and other contracts	107,340	2,289	109,629
Indexed swap and hedge, net	71,902	–	71,902
Other liabilities	(2,242)	(3,965)	(6,207)
Long-term debt	(102,476)	–	(102,476)
Gas transportation contract commitment	(38,008)	–	(38,008)
Future tax liability	–	(10,066)	(10,066)
Total purchase price	522,638	–	522,638
Less repayment of assumed debt	167,831	–	167,831
	354,807	–	354,807
Less cash acquired	12,000	–	12,000
	$ 342,807	$ –	$ 342,807
Consideration represented by:			
Cash paid, net of cash acquired	$ 83,725	$ –	$ 83,725
Non-controlling interest liability (note 4)	259,082	–	259,082
	$ 342,807	$ –	$ 342,807

The Company remains in the process of finalizing its purchase price allocation and the tax basis of the assets acquired.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

3. Acquisitions (continued):

(b) Epsilon Power Partners, LLC acquisition:

On September 8, 2005, the Company acquired Epsilon Power Partners, LLC ("Epsilon") for cash consideration of $64,896. Epsilon owns a 40% interest in Chambers Cogeneration LP ("Chambers"), the owner and operator of a 262 megawatts pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's Chambers Works complex in southwestern New Jersey. The purchase price has been allocated as follows:

	Preliminary purchase equation
Working capital	$ 9,541
Property, plant and equipment	142,817
Power purchase and other contracts	87,146
Other liabilities	(7,766)
Long-term debt	(166,842)
Total purchase price	64,896
Less cash acquired	1,617
Cash paid, net of cash acquired	$ 63,279

The property, plant and equipment will be amortized over its remaining life estimated as 23 years. The power purchase and other contracts will be amortized over periods ranging from 18 years to 23 years.

The Company remains in the process of finalizing its purchase price allocation and the tax basis of the assets acquired.

(c) Project acquisition:

During the nine months ended September 30, 2005, Atlantic Holdings increased its interest in one of its existing projects. The fair value of the interest acquired by the Company was $1,115 and was financed by cash consideration at the project level.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

4. Other liabilities, non-controlling interest:

As of September 30, 2005, the Existing Investors had a 41.9% common membership interest in Atlantic Holdings and also have the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest for a two-year period from November 18, 2004. The repurchase of the Existing Investors' interests is conditional upon Atlantic Holdings being able, after utilizing its best efforts, to complete or cause the completion of an equity financing on terms acceptable to the managers of Atlantic Holdings who are independent of the Existing Investors and their affiliates, acting reasonably, to secure the necessary funds to enable it to purchase the Existing Investors' interests. Atlantic Holdings may only finance repurchases of Existing Investors' interests pursuant to the exercise of the rights by issuing additional equity securities. This may occur through the sale of equity interests to the Company, the purchase of which may be financed by a sale of IPS or other equity securities of the Company. These interests are treated as a liability of the Company and are recorded at fair value on the consolidated balance sheet. At September 30, 2005, to purchase the remaining 41.9% interest, 26,491,865 IPS would be required to be issued.

Any change in fair value of the non-controlling interest is recognized in the consolidated statement of income and deficit as change in fair value of non-controlling interest. For the nine months ended September 30, 2005, a reduction of $74 is reflected in the consolidated statement of income and deficit.

On October 3, 2005, the Existing Investors' common membership interest in Atlantic Holdings was reduced to 29.9% (note 8).

5. Related party transactions:

During the nine months ended September 30, 2005, in accordance with the Management Agreement, the Company paid management and incentive fees of $1,950 to Atlantic Power Management, LLC, the Manager.

In addition, the Company incurred expenses of $2,063 for operations and maintenance services provided by Caithness Energy, a company which holds an indirect interest in one of the Existing Investors. Caithness Energy provides operations and maintenance services to 12 of the Company's projects.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

6. Basic loss per share:

Basic loss per share has been calculated using the weighted average number of units outstanding during the period of 36,800,000.

7. Commitments and contingencies:

(a) One of the Company's subsidiaries is a partner of MASSPOWER. The partners of MASSPOWER have been named as defendants in a suit filed by the Massachusetts Municipal Wholesale Electric Company ("MMWEC"), which holds a power purchase agreement entitling it to 7.86% of the capacity and energy of the facility. MMWEC alleges that MASSPOWER has, among other things, breached the agreement by restructuring its natural gas contracts without MMWEC's approval. The MASSPOWER partners have filed an answer to the suit denying its material allegations and intend to contest it vigorously. Although the result of the proceeding is not certain, the Company believes MMWEC's claims are without merit.

(b) The Chambers partnership in which the Company owns a 40% indirect interest has filed suit against its coal supplier, CONSOL Pennsylvania Coal Company and related entities, over a disagreement involving the pricing and delivery of a portion of the annual coal deliveries to the plant. Chambers seeks, among other things: (1) a declaratory judgement regarding the terms of the agreement, (2) coverage of damages for missed deliveries, and (3) injunctive relief to ensure delivery of all coal required under the contract. The coal supplier has asserted affirmative defences and counterclaims in its answer. Although the outcome of the matter is not certain, the Company believes the coal supplier's affirmative defenses and counterclaims are without merit.

(c) For the nine months ended September 30, 2005, the Company has forward contracts to sell U.S. $4,645 and receive Cdn. $5,608 monthly through December 2009. The Company also has forward contracts to sell U.S. $4,645 and receive Cdn. $5,209 monthly during 2010. In October 2005, the Company entered additional forward contracts to sell U.S. $166 and receive Cdn. $192 monthly through December 2009 and contracts to sell U.S. $591 and receive Cdn. $668 monthly during 2010.

(In thousands of U.S. dollars, unless otherwise noted, and except per share amounts)

7. Commitments and contingencies (continued):

As a result, the Company has entered into forward contracts sufficient to make 63 monthly distributions to December 2010 at a current distribution level of Cdn. $1.03 to all IPS holders including the Existing Investors, as well as interest payments on the separate Subordinated Notes. The average rate during the period to December 2009 is 1.2055 and 1.1225 during 2010.

The foreign exchange loss of $10,869 and $4,581 during the three-and nine-month periods ended September 30, 2005, primarily reflects foreign exchange losses on the U.S. dollar equivalent of the Company's Canadian dollar denominated obligation to non-controlling interests and subordinated notes reduced by foreign exchange gains on the changes in the fair market value of the Company's forward contracts.

8. Subsequent events:

On October 3, 2005, the Company issued 7,539,000 IPS at a rate of Cdn. $10.00 per IPS to Caisse de depot et placement du Quebec and officers of the Company in a secondary private placement. Gross proceeds were Cdn. $75,390.

The net proceeds from the private placement were used by the Company to increase its common membership ownership in Atlantic Holdings from 58.1% to 70.1%. Atlantic Holdings concurrently redeemed membership interests held indirectly by the Existing Investors reducing the Existing Investors' common membership ownership from 41.9% to 29.9%.

Report for Independent Technical Review

CARNEY'S POINT COGENERATION PROJECT

Submitted to Atlantic Power Management LLC







November 7, 2005

Shaw® Stone & Webster Management Consultants, Inc.

INDEPENDENT TECHNICAL REVIEW

OF THE

CARNEY'S POINT COGENERATION PROJECT

Prepared for

Atlantic Power Management LLC

November 2005

"LEGAL NOTICE"

This document was prepared by Stone & Webster Management Consultants, Inc. ("Stone & Webster Consultants") solely for the benefit of Atlantic Power Management LLC ("Atlantic Power"). Neither Stone & Webster Consultants, Atlantic Power nor their parent corporations or affiliates, nor any person acting in their behalf (a) makes any warranty, expressed or implied, with respect to the use of any information or methods disclosed in this document; or (b) assumes any liability with respect to the use of any information or methods disclosed in this document.

Any recipient of this document, by their acceptance or use of this document, releases Stone & Webster Consultants, Atlantic Power, their parent corporations and affiliates from any liability for direct, indirect, consequential, or special loss or damage whether arising in contract, warranty, express or implied, tort or otherwise, and irrespective of fault, negligence, and strict liability.

TABLE OF CONTENTS

ATTACHMENT

CARNEY'S POINT GENERATING PLANT

The Carney's Point Generating Plant (the "Plant or Facility") is a 285 megawatt (gross) pulverized coal fired cogeneration facility that is located on a site adjacent to the DuPont Chambers Works at Carneys Point, in southern New Jersey. The Facility is capable of providing electricity for sale to the local utility and steam and electricity to the adjacent DuPont Chambers Works facility. The Facility is owned by the Chambers Cogeneration Limited Partnership ("CCLP").

The Facility was designed to generate a net power output of 217.180 megawatts (MW) while delivering 550,000 lb/hr of turbine extraction steam flow to the DuPont's Chambers Works facility. The Facility supplies nominally 184 MW (187.6 MW summer and 173.2 MW winter) of dispatchable power to Atlantic City Electric Company ("ACE"), a wholly owned subsidiary of Conectiv, under an Agreement for Purchase of Electric Power ("Power Purchase Agreement" or "PPA"). It also supplies steam/electric power to the DuPont Chamber Works on a continuous basis under a Steam and Electric Purchase Agreement ("DuPont Contract"). Additionally, any available excess power is sold through a separate Power Sales Agreement ("PSA") with ACE.

The Facility is a Qualifying Facility ("QF") under PURPA and has maintained its QF status since initial Commercial Operation in 1994. At the time of Stone & Webster Consultants' site visit on May 28, 2004, the Facility was operating with the turbine valves wide open generating 235.8 MW to Conectiv along with 142,500 lb/hr of process steam and approximately 20 MW being supplied to the DuPont Chambers Works facility.

The two Foster Wheeler boilers are each capable of providing about 1,200,000 lb/hr of high pressure steam to an Alstom (formerly GEC Alsthom) steam turbine generator. The boilers utilize pulverized coal as the primary fuel (provided under the Coal Purchase Agreement) and No. 2 fuel oil as a startup and backup fuel to supply steam to the steam turbine to produce power and process steam. The auxiliary boiler is designed to burn No. 2 fuel oil and is used to supply auxiliary steam to only the Facility when both main boilers are not operating. Raw water for the Facility is provided by the DuPont Chambers Works. The wastewater from the Facility is sent to the DuPont Chambers Works for disposal.

Stone & Webster Consultants last toured the Facility and interviewed the Facility manager, engineering manager, operations manager, and environmental manager on May 28, 2004.

1.0 THE FACILITY

The Facility was operated and maintained by National Energy Power Company, LLC, a subsidiary of National Energy & Gas Transmission, Inc. ("NEGT"), the successor to PG&E National Energy Group in accordance with the Facility Operations and Maintenance Agreement. On February 1, 2005, the Operations and Maintenance Agreement was transferred from National Energy Power Company, LLC, Power Services to North American Energy Services (NAES). NAES is currently responsible for the operation and maintenance of the Facility.

1.1 SITE CONDITIONS

The site is located in an industrial area on land leased from DuPont which is part of the adjacent DuPont Chamber Works property. Road access to the Facility is via Interstate Route 295 to U.S. Route 130 and by rail via a Conrail siding.

The DuPont Chambers Works property is working under the New Jersey Department of Environmental Protection ("NJDEP") Industrial Site Recovery Act ("ISRA") program for site remediation; however, the Facility is not involved and is responsible only for proper control of operations to avoid additional soil or groundwater contamination. The site lease with DuPont provides the project an indemnity for pre-existing site conditions. Operating records indicate that in the period from July 1993 through February 1999, with the exception of one 50 gallon spill of caustic solution in April 1994, all oil, and chemical spills were less than 10 gallons. Management Reports in the period from January 2003 through August 2005 indicate no reportable spills at the Carney's Point plant.

Stone & Webster Consultants did not undertake an independent Environmental Site Assessment; however the observed general housekeeping condition of the Facility was excellent. A visual inspection of the Facility site during our May 2004 visit did not reveal any soil discoloration or other indications of material significance relative to potential site contamination. Except for underground fuel oil pipes serving the main and auxiliary boilers, there were no reported existing conditions that might result in material environmental liability to the Facility.

1.2 REVIEW OF TECHNOLOGY

The Facility uses two conventional pulverized coal fired boilers provided by Foster Wheeler Energy Corporation ("Foster Wheeler") included with low NO_X burners and selective catalytic reduction ("SCR") systems for NO_X emissions control. The coal that is burned in the boiler is a washed and blended 2% sulfur eastern bituminous coal. The boiler is also equipped with Babcock & Wilcox, (formerly Joy Environmental) spray dryers and fabric filters for control of SO_2 and particulate emissions. The spray dryer and baghouse arrangement is generally accepted to be proven and reliable technology The use of two fifty percent boilers instead of one hundred percent boiler was required to support the reliability requirements for process steam supply to the DuPont Chambers Works.

The steam turbine is a single automatic extraction Alstom unit and is designed to accommodate a very high percentage (up to approximately 42%) of total steam to be potentially extracted as process steam. In practice, the historic process steam requirement varies over the range of

approximately 4 to 12 percent of total steam flow (10-30% of possible process steam flow). The turbine is also unusual due its use of the Alstom "Optiflow" combined intermediate pressure/low pressure ("IP/LP") module in a single casing consisting of a single central IP flow and two symmetrical and opposed LP flows located on either side of the IP section. The 759 mm (29.9 in.) last stage blade length is considered to be a proven Alstom design. The turbine has generally operated reliably except for multiple incidents of steam leaks in the crossover pipe expansion joint and a valve spindle failure. The valve spindle failure has not recurred and a reported final expansion joint solution was implemented during the fall 2004 outage.

The generator is an Alstom conventional hydrogen cooled with water cooled stator design. Many Alstom generators have been subject to vibration-related issues including the type of phase lead failure which occurred on this unit. The phase lead failure was repaired and is being monitored during the steam turbine outages.

1.3 FACILITY DESCRIPTION AND CONDITION ASSESSMENT

Boilers

Foster Wheeler supplied the drum-type steam generators (boilers) and related boiler auxiliary equipment. There are two 50 percent capacity boilers connected to a single steam turbine-generator. The total design steam capacity of the two boilers is 2.4 million lb/hr (1.2 million lb/hr each) at a temperature of 1,005°F and a pressure of 1,900 psig. DuPont Chamber Works process steam is supplied from either turbine extraction steam or conditioned boiler main steam when the turbine is not operational. The process steam design requirements range from 100,000 lb/hr to 1,000,000 lb/hr at 250 psia and 416°F at the Facility.

The boilers are inspected annually and general preventative maintenance performed as required, however beginning in 2004 the boiler inspections are scheduled every 18 months unless required more frequently. Since the boilers have only been operating about 11 years, the Facility operations have been performing non-destructive examinations to monitor tube wall thickness status on critical boiler components. Normal burner and auxiliary hardware maintenance issues are addressed during the periodic inspections with major boiler work being completed every two to three years based on the annual inspections. The operators have developed a 20 year outage forecast table, listing all the major pieces of equipment, that the Facility operations uses to track equipment maintenance and estimated maintenance cost. The two boilers have been operating as required and are being maintained to support the DuPont Chamber Works' requirement of 100 percent steam availability.

The boilers have periodically experienced slagging in the furnace area as a result of a lower ash fusion temperature coal. The operations group worked with the coal supplier to correct the low ash fusion temperature issue. The boilers are able to operate reliably with the lower ash fusion temperature coal, but require periodic load reductions and extra soot blowing cycles to control the slag buildup.

A visual inspection of the operating boilers during our site visit did not reveal any significant gas leaks, vibration, noises, hot casing spots, or buckstay distortions.

Steam Turbine Generator

The steam turbine generator was supplied by Alstom (formerly GEC Alsthom). The turbine is a 20-stage tandem compound, two flow non-reheat design with a single IP flow located between two symmetrical and opposed LP flows within the same casing with 759 mm (29.9 inch) last stage blades of proven design. It has a nameplate rating of 285 MW with throttle steam conditions of 1,800 psig, 1,000°F at 3.25 in. Hg. exhaust pressure and a throttle steam flow of 2,400,000 lb/hr. The non-reheat design was utilized due to the high and variable process steam flow relative to the throttle steam flow and the required process steam pressure. There are a total of 6 extraction points including a single automatic extraction at the exhaust of the high pressure turbine that is capable of providing up to 1,000,000 lb/hr steam at controlled steam conditions for DuPont's process requirements. However, historic DuPont Chamber Works process steam demand varies between 100,000 lb/hr and 350,000 lb/hr with an average annual steam flow of about 200,000 lb/hr. Depending on the process steam demand, maximum electrical output will vary. The generator is a direct driven, synchronous 3600 rpm, water and hydrogen cooled machine with a nameplate rating of 335.3 MVA at 23 kV with a 0.85 power factor. The turbine generator is located indoors.

Major overhauls on the turbine are performed at 7-year intervals as dictated by condition with valves overhauled at 3 year intervals on a rotating basis. The first major turbine overhaul since initial commercial operation in 1994 was carried out in 2001 and included the HP turbine, IP/LP turbine, three of the eight turbine valves including actuators, turbine/generator alignment, and a steam path audit. A light coating of iron was observed along the steam path, prompting a glass bead blast cleaning which appears to have resulted in about a 4 MW restoration due to reduction in surface roughness. Major repairs included weld repair of moisture undercut damage to the welds attaching diaphragm blades to the carrier on the L1 and L2 stages and pad welding of water erosion damage on the last stage diaphragm diffuser on the turbine side flow. Fractured spill strips were observed on the IP turbine, most likely the result of an initial rub according to Alstom. The IP spill strips repair was deferred during the 2001 overhaul but it is intended that they be totally replaced and the diaphragm welds coated to control further erosion during the next major overhaul currently scheduled for 2009.

The upstream right side metal bellows expansion joint on the turbine crossover pipe was subject to seven incidents of steam leaks beginning between January 2000 and April 2002. Replacement joints to date have been of a 316L stainless steel rather than the original 18-10 material that is more resistant to the presumptive stress corrosion cracking failure mechanism. The April 2002 repair eliminated the excessive stress but the material retained the increased susceptibility to stress corrosion cracking. Although there have been no further failures to date, the Facility operator replaced both of the 316L right side expansion joints with joints constructed of Inconel material during the fall 2004 outage.

In addition, the turbine controls were upgraded to a new Siemens Westinghouse system during the fall 2004 outage because the current system is no longer being supported by the manufacturer. This will be an "island" system and not interfaced with the Facility's distributed control system.

In 1999, a generator phase lead loosened due to vibration, and shorted to ground. Carbon from the resulting arcing contaminated the generator stator, necessitating a lengthy outage to remove the rotor and clean the stator. As a result of the incident, Alstom recommended that a hammer test be performed on the phase leads at 18 month intervals in order to detect potential vibration problems and a partial discharge monitoring system (the Alstom "GOLD" system) was installed for on-line monitoring of generator deterioration. The Facility operator also performs thermographic preventative maintenance inspections on the exciter and changes out the brushes periodically as required.

During the 2001 major turbine overhaul, an inspection of the generator terminal box revealed some greasing at the clamping points. A bump test indicated that the amplitude was too high on one of the six phase leads and a 12 kg weight was added to "tune" and dampen the vibrations which could have been contributing to the insulation greasing.

The Facility experienced a generator ground fault trip in January 2003. The root cause was determined to be a faulty potential transformer that was replaced rather than a fault within the generator itself.

In general, the turbine generator and related auxiliary systems appear to be well maintained and in good condition. The generator is scheduled for a major overhaul in 2006.

Flue Gas Desulfurization System

The flue gas desulfurization system removes SO_2 and particulates from the flue gas prior to discharge into the atmosphere. The Facility uses a dry scrubber which consists of a spray dryer that initiates SO_2 removal reactions. A baghouse located downstream from the dry scrubber removes particulates from the flue gas and completes the SO_2 removal reactions. Dry scrubbers have been used for many years and have performed reliably.

The dry scrubber system was designed with an emergency spray header that could be used in the event the main spray atomizer was removed for maintenance or repair when the boiler was in service. Since initial operation the emergency spray header was never able to maintain SO_2 removal efficiency to the level of the main spray atomizers. The operations group was able to work around this issue by going to three hours SO_2 averaging and by having a spare main spray atomizer available to install into the scrubber vessel. After 11 years of operation the operation's group has noted some thinning of the scrubber vessel wall. The necessary repairs were implemented to maintain the wall thickness and integrity during the subsequent major outage.

In our opinion the flue gas desulfurization system has demonstrated its ability for controlling SO_2 emissions within permitted levels.

Selective Catalytic Reduction System

In order to satisfy New Jersey's NO_X emissions regulations, low NO_X burners with overfire air and SCR were selected for the Facility. The SCR system removes NO_x from the flue gas by reacting ammonia with the NO_X in the flue gas and passing it over a catalyst located between the

economizer and the air heater. The SCR system consists of three subsystems: 1) the SCR catalyst located in the flue gas stream, 2) the ammonia storage and preparation system, and 3) the manifold that injects the ammonia/air mixture into the flue gas immediately ahead of the catalyst bed.

The SCR system has operated successfully in removing NO_X emissions in accordance with permit requirements. The SCR catalyst has operated as expected and the additional space for the third row of catalyst has been utilized. Plans are to clean and add new catalyst as required to maintain the SCR catalyst efficiency.

Balance of Plant

The Facility has a single condensate and feedwater system including two 100% capacity motor driven condensate pumps, three low pressure feedwater heaters, a full-sized primary deaerator, a recently installed partial capacity standby deaerator, three 50% capacity motor driven feedwater pumps, and two high pressure feedwater heaters. The standby deaerator permits maintenance of the primary deaerator without requiring a Facility outage and is sufficient to support the turbine on minimum load while providing for the DuPont Chamber Works process steam demand. The primary deaerator was internally inspected and found to be in generally good condition with no issues with welds or corrosion. There was some washing out (erosion) observed where the recirculation line entered the deaerator and the nozzle entry direction was altered to discourage further erosion and a monitoring program initiated. The No. 6 feedwater heater was replaced with a new unit in 2000 in order to resolve a problem with flow-induced vibration. The single feedwater system with no bypass capability makes valve maintenance difficult without a Facility outage. The No. 1 boiler feedwater control valve was replaced with a more efficient design and the valve for No. 2 boiler was replaced during the fall 2004 outage. The operator repaired a leaking boiler feed pump discharge valve without having to install a line stop due to the lack of a bypass since there is no bypass piping installed.

The condenser is equipped with 90/10 Cu Ni (copper nickel) tubes, of which only approximately 1% have been plugged which is less than anticipated and less than the 3% margin that is normally installed. Eddy current testing has shown no significant tube wall loss and there are no signs of ammonia gouging in the air section tubes. However, there was evidence of a reduction in flow in the lower tubes which required tube cleaning during the fall 2004 outage. The No. 4 extraction expansion joint located within the condenser failed (exploded) in 2003 and was replaced with an improved design meeting today's stricter code. All other extraction expansion joints within the condenser are being surveyed in order to determine any further replacement needs.

The circulating water system for cooling the condenser includes two 50% capacity circulating water pumps and a Hamon forced draft wooden cooling tower with PVC fill. Eighty percent of the wood in the air section has been replaced with treated redwood, all hangers replaced with stainless steel, and the drift eliminators replaced with a high efficiency design in order to reduce detrimental water drift onto adjacent Plant structures. The fill is original and still serviceable however the operator is economically evaluating the addition of another half or full layer of fill in order to improve hot weather performance and restore an approximate loss of 3-4 MW in

summer peak temperature conditions. The cooling tower is equipped with a fire protection (sprinkler) system. Because of extensive corrosion of the original galvanized cooling tower fire protection piping, the cooling tower fire system piping was replaced in March and April of 2005 with 304 grade stainless steel piping. The fire piping was tested for leaks before returning it to service. The wooden top decking of the cooling tower was deteriorating and was replaced with fiberglass-reinforced plastic decking over the 2003-2004 time period.

Raw water for the Facility is received at approximately 5,500 gpm under contract from DuPont. The water is chlorinated, clarified, and filtered to be used for cooling tower make up and is further treated in three, 3-bed demineralizer trains for boiler feedwater makeup. The water treatment system design is based on providing 1,000,000 lb/hr steam to DuPont Chamber Works with no condensate return. Based on the current low process steam demand there is considerable excess water treatment system capacity. The DuPont Chamber Works primary source of the raw water is the Salem Canal (surface runoff water). During a 40-year drought in 2002, the canal dropped to level of 1 ft, compared to the normal 5 ft level. The drought plan that was in place showed that DuPont Chamber Works had backup water wells, and could draw from the Sportsman's Club pond and the Clemente gravel pit if required. Stone & Webster Consultants did not investigate the potential capacity of these backup water supplies but are reported to be reasonable.

The service water system includes two 100% capacity pumps taking suction from the cooling tower basin and discharging into the condenser circulating water return line.

The Facility is equipped with rotary screw service air and instrument air compressors. The operators did not report any operating problems with either of the compressed air systems.

The above balance of plant systems and equipment appear to be in generally good condition and are supporting the Facility's high reliability.

Electrical Power System

Electrical power produced by the 335 MVA station generator is exported to two Conectiv 230 kV transmission lines via the Facility's 230 kV gas/air insulated switching station and to DuPont Chambers Works via seven 11.5 kV tie lines.

The two 230 kV transmission lines serving the Facility can be sectionalized within the Facility's switching station to ensure that loss of one transmission line will not impair the export or import of electrical power. Startup and emergency power will be provided to the Facility from Conectiv's 230 kV transmission line.

The main step-up transformer was manufactured by VA Tech and it converts the generator 23kV voltage to the 230 kV transmission voltage. The main step-up transformer is sized for the expected output to Conectiv, DuPont, and the station auxiliary loads plus some spare capacity for future growth.

Typical utility industry practice is to schedule transformer oil and gas analysis in one-month, to one-year intervals. Oil samples, taken from the Facility main transformer on March 22, 2004, were found to contain higher levels of dissolved gases than expected for the comparable analysis from the preceding annual test in 2003. The purpose of the transformer oil tests is to identify any abnormal constituents in the transformer oil that could indicate a potential problem. Each abnormal constituent has a unique signature linking the particular constituent to a specific potential problem. While the most recent combustible gas levels in the oil continue to rise, they remain less than the index used to monitor the flammability of the oil.

The Facility utilizes oil filled transformers with circulating pumps and fans, which are standard in the utility industry for main service transformers. While the cooling system is typically operated only in hot weather, the cooling system can be run at any time with little or no impact on station performance. On April 15, 2004, the operator started the main transformer oil circulating pump motors and cooling fans to provide some additional oil cooling to any hot spots within the transformer, and to dilute the dissolved gases in the transformer oil.

The operator took a station outage at the end of April 2004 to perform a limited internal inspection of the transformer. Acoustic monitoring testing prior to the outage had detected three areas of high acoustic activity. Two areas were near the bushing connections, and one near the center of one of the transformer cores. Acoustic monitoring is another diagnostic tool for monitoring power plant equipment. During the limited internal inspection of the transformer, the transformer oil level was lowered to a point not to uncover the main core coils, the access hatch was removed, and a technician inspected the transformer bushing connections. To the extent accessible, the bushings connections and insulation in the vicinity of the high levels of acoustic activity near the bushings were checked and no unusual conditions were found. The third area of high acoustic activity near the middle of the transformer core was not accessible for inspection. The transformer was refilled to the required oil level and the oil was filtered, and dried before restarting the station. The limited internal inspection did not identify the specific reason for the high transformer gas readings.

The operator has replaced the original transformer with a new unit which was delivered to the site in late October 2004 and installed during the December 2004 major outage. The original transformer is currently being stored on site and can be used as a spare.

Two station service transformers, served from the 230 kV station bus, have separate medium voltage windings to establish the revenue metering fee for the DuPont Chambers Works and the station auxiliaries. Each station service transformer has an 11.5 kV winding which is connected to two 3000 amp, 11.5 kV, 750 MVA busses, based on three phase symmetrical interrupting capability. Circuit breaker switching permits each winding to feed one or both busses. Each winding has adequate capacity to serve both busses with capacity for future growth. Each station service transformer also has a 13.8 kV winding which is connected to one 3000 amp, 13.8 kV, 750 MVA bus, based on three phase symmetrical interrupting capability. The two 13.8 kV busses can be connected together by a 2000 amp tie breaker so that both 13.8 kV busses may be served by either one of the station service transformers for operational flexibility. Each 13.8 kV winding has acceptable capacity to serve both busses with capacity for future growth.

Two uninterruptible power supplies are provided for critical loads such as the distributed digital control system at the burner management system and critical field instrumentation for which the loss of power would immediately affect unit operation.

A 125 volt DC battery distribution system is provided to supply critical equipment and protective devices, such as turbine generator bearing and shaft seal oil emergency pumps, circuit breaker controls, vital AC inverter, and various other control circuits for a minimum period of 2 hours following a complete loss of station normal AC power. Protective relaying is provided in accordance with industry standards.

Revenue metering is furnished and installed by Conectiv at each of the two points of delivery to Conectiv, to the main feeders from the Facility to the DuPont Chambers Works, and to the main feeders to the station auxiliary busses. Revenue quality metering is provided for generator gross output. Non-revenue metering for DuPont Chambers Works is provided on each of the seven 11.5 kV feeders.

The operations group recently enclosed the Facility motor control center and breakers in a control atmosphere room to prevent potential corrosion and moisture problems that were being identified with the electrical equipment. The equipment problems were addressed before the control atmosphere room was installed.

Control Systems

Controls and instrumentation are provided to permit normal operation in a central control room with local controls for coal handling, ash unloading, lime handling and slurry preparations, baghouse controls, feedwater heater drains, and boiler feed pump recirculation. There are no major issues with the control system operations other than the obsolescence concerns and spare parts availability. Plans are being developed to upgrade the control and instrumentation systems as schedule dictates.

The turbine is controlled by a hydraulic governor system from the central control room, with startup controls from local panels adjacent to the turbine-generator. Generator and electrical system controls for synchronization, voltage regulation, switchgear operations, and large motor control is hardwired for control from the central control room.

Continuous stack emissions monitoring and recording are provided to measure oxygen, carbon monoxide, nitrogen dioxide, sulfur dioxide, opacity, and ammonia in accordance with U.S. Environmental Protection Agency ("EPA") and New Jersey requirements. These data also are shared by the distributed control system for Facility performance monitoring.

1.4 REMAINING USEFUL LIFE

There are only a few technical issues that can lead to an abrupt or unpredicted end of life of an electric generating station. In most cases, decisions to retire generating units are made for economic reasons, which may be the result of technical or environmental issues. The primary technical reasons that would cause units to be retired are likely to be the costly repair or

replacement of fatigue and creep damage to major components such as the boiler and turbine-generator that would exceed the net present value of the Facility.

The Facility has not accumulated sufficient operating hours and thermal cycles to begin to show damage from processes such as metal creep since it is only 11 years old. In addition the Facility dispatch is changing from a cycling mode to more of a base loaded mode. The relatively low pressure and temperature of the main steam further reduces possible component damage and loss of life. The Facility operator also initiated a continuing program of performing root cause analysis of failures which is expected to result in less repetitive failures and ultimately increased reliability and the potential for extended component life.

Given the current overall condition of the Facility and the continued application of continuous operation and maintenance combined with an appropriate level of capital expenditure as the Facility ages, the remaining useful life of the Facility is expected to exceed the term of the PPA.

1.5 PERMITS AND APPROVALS

Construction of the Carneys Point Generating Plant was complete and commercial operation commenced in March 1994. Construction was permitted under USEPA and New Jersey Department of Environmental Protection ("NJDEP") requirements for Prevention of Significant Deterioration, New Source Review, and Best Available Control Technology. The NJDEP initially issued a construction permit and subsequently issued and has periodically reissued Permits to Operate for the Facility and the various emissions sources.

Because the Facility is a certified QF, the Title IV Acid Rain regulations do not apply and a Title IV Acid Rain Permit is not required.

In 1995 an application was submitted with NJDEP for a Title V Operating Permit. On May 28, 2003 a draft Title V Permit was issued. However, in May and December 2003 the Facility requested minor modifications and a revision relating to a coal throughput limit and the magnehelic gauge levels for compliance documentation for the small fabric filter systems. The Facility personnel now indicate that the permit modifications have been resolved and the permit revised. The Title V permit is next scheduled to expire in 2008 and should continue to be renewed in the normal course of business.

Because all industrial wastewater from the Facility is sent to the adjoining DuPont Chambers Works for treatment and discharge, no discharge permit is needed for boiler and cooling tower blowdown and wastewaters other than stormwater runoff. Stormwater is directed to five storage basins whose overflows are sampled under requirements of a NJDEP Surface Water Discharge Permit. In addition a Groundwater Protection Permit is required, which is in place.

The status of key permits is summarized in the following table.

Status of Key Permits and Approvals
Carneys Point Facility

Permit	Permit Number	Permit Expiration	Issuing Authority
NJPDES/Discharge to Groundwater	NJ0128996	4/30/09	NJDEP
NJPDES/Discharge to Surface Water	NJ0073750	Administrative Revocation issued on 9/30/03 due to extended compliance on stormwater samples which are reported to no longer be required	NJDEP
Title V Permit Modification Request (May 9, 2003) to increase annual throughput of selected coal conveyors. Plant staff reports issues resolved. Modification Request (Dec 23, 2003) to increase the differential pressure range on selected small source baghouses. Plant staff reports issues resolved.	BOP990001	3/27/08	NJDEP
DPCC/DCR Plan (SPCC Cross reference)	DIFF 171300121000	4/10/2006	NJDEP
RCRA ID No. (Small Quantity Generator)	NJD986625952	N/A	N/A

2.0 OPERATIONS

2.1 HISTORICAL PERFORMANCE

The past several years of operating history for the Facility are summarized in the following table. The data was taken from year-end and year-to-date operating reports for the Facility.

Carney's Point Facility Operating History

Year	Capacity Factor (%)	Overall Availability Factor (%)	Net Generation Sold (MWh)	Overall Heat Rate (Btu/KWh)	Steam Production Sold (Klbs)	Equivalent Forced Outage Rate (%)
2000	63.11	91.94	1,352,211	11,512	2,057,706	4.77
2001	70.03	87.58	1,496,360	11,059	1,740,629	0.55
2002	80.83	95.84	1,726,649	10,844	1,634,912	0.84
2003	80.13	87.26	1,721,728	11,212	1,726,218	7.63
2004	87.27	90.75	1,883,262	11,073	1,838,584	2.27
2005 YTD	90.89	93.67	1,301,783	10,932	1,206,645	2.95

Note: YTD 2005 is January through August

The average availability factor over the five year period 2000-2004 was 90.67%. This compares favorably to the industry average 87.49% for similar size and type plants over the period 1999-2003, based on North American Electric Reliability Council Generating Availability Data System data.

Based on the historical performance, the contractual payment and incentive provisions, and general observations of the Plant and O&M practices, we are of the opinion that the Facility should be capable of achieving the projected annual generation, availability factor, capacity factor, heat rate, steam production, and equivalent forced outage rates assumed in the Projected Operating Results.

2.2 OPERATIONS AND MAINTENANCE

Organization and Staffing

The Facility was previously operated and maintained by National Energy & Gas Transmission ("NEGT"), an entity reorganized from PG&E National Energy Group, under an Operation and Maintenance Agreement originally established between Chambers Cogeneration Limited Partnership (Owner) and PG&E Operating Services Company (Operator) in 1991. On February 1, 2005, the Operations and Maintenance Agreement was transferred from National Energy

Power Company, LLC, Power Services to North American Energy Services (NAES). NAES is responsible for the operation and maintenance of the Facility.

The Facility staff totals an equivalent 55 including 49 full time personnel plus personnel who are shared with the nearby Logan plant (but operated by Cogentrix) and is included in the total count as required. These positions include the O&M staff, as well as management, and administrative staff for the Facility. The staff includes 19 operators, 5 material handlers, 7 maintenance technicians, 2 electricians, 2 I&C technician, and a material specialist. There are 4 shift supervisors and a full time plant engineer, maintenance planner, and accountant. The Facility has a full time General Manager who is responsible for the overall management of the Facility including personnel, safety, public relations, environmental compliance, and plant performance. He is assisted by a full time maintenance manager, engineering manager, and operations manager. Other positions, including several of administrative nature, are filled by shared personnel.

The Facility is operated on four-12 hour shifts with one control room operator, three operators in the plant, and a roving shift supervisor.

O&M Expenses

Non-fuel operating expenses include labor, routine and planned maintenance, consumables, operator and management fees, taxes and insurance, and general operating expenses and are summarized in the following table.

Carney's Point Non-fuel Operating Expenses ($000)

Year	**2001**	**2002**	**2003**	**2004**
Non-fuel operating expense	23,477	17,814	21,419	23,723

The total non-fuel operating expense averages $21,608 over this four-year period. The 2004 forecast forms the basis for the 2005-2025 projections presented later.

Stone & Webster reviewed the actual and budgeted operating and maintenance costs for the years 2003, 2004 and year-to-date August 2005. The following presents a comparison of actual to budget for 2003 and 2004.

Non-Fuel Operating and Maintenance Expenses ($000)							
Year	**2003**			**2004**			**2005**
	Budget	**Actual**		**Budget**	**Actual**		**Budget**
O&M							
Site Labor & Supervision							
Labor		5,335		5,309	5,106		5,610
Labor Related Expenses		158		304	570		316

Non-Fuel Operating and Maintenance Expenses ($000)					
Year	**2003**		**2004**		**2005**
	Budget	**Actual**	**Budget**	**Actual**	**Budget**
Maintenance					
Routine		2,628	1,800	4,405	2,675
Planned		1,454	910	2,215	1,164
Standby Power		1,237	857	1,794	573
Consumables		252	178	187	178
Permitting & Compliance		-	-	-	2
Operator / Manager Fees		3,187	2,590	2,222	2,446
Property Taxes PILOT		1,634	2,000	1,984	2,100
Insurance		991	1,061	1,035	1,090
Professional Services		1,820	1,976	1,951	2,027
Other		2,723	2,666	2,254	2,723
Total Non-Fuel O&M		21,419	19,651	23,723	20,904

The 2004 actual maintenance expenses are approximately $4 million over the budget. This variance is mainly attributed to non-budgeted items for certain maintenance expenses. Routine maintenance was $2,605,000 over budget due to non budgeted items such as the transformer, aux boiler duct, heat trace, roof purlins, flyash exhauster, SCAH safeties, and pumps. The Project was over budget on the overhaul of B hotwell pump, scaffolding, and tie boiler cables. Planned maintenance was $1,306,000 over budget due to non budgeted items such as the FD and ID fan drives, and valve replacement. The Facility was over budget on the SDA vessel repair, valves, air preheater baskets (APH), and removal of soot blowers.

The 2004 actual operating expenses include several major maintenance activities:

- Replacement of generator step-up transformer
- Replacement of turbine controls system
- Overhaul six of eight turbine valves
- Replacement of air preheater baskets
- Replacement of ID fan inlet vanes and coating of impeller
- Refurbishment of SDA vessel
- Installed layer of SCR catalyst

Most of the noted over budget operating expenses, such as the generator start-up transformer, should be non-reoccurring expenses and not expected to continue or will be scheduled in future budgets based on their expected operating life.

The standby power is $937,000 higher than budgeted due to rescheduling of an outage, non budgeted reactive demand charges and higher real time PJM pricing.

While a variance occurred in 2004, Stone & Webster Consultants finds the projected operating budgets to be sufficient to support proper maintenance of the plant and to be used as a basis for the financial projections.

Planned Maintenance

Maintenance is typically done on a preventative basis. The main steam turbine generator was overhauled in 2001 and an 8-year interval is expected to be approximated in the future, based on continuing condition assessments of the turbine. The generator overhaul is based on a 7 year interval. The generator overhaul is decoupled from the turbine overhaul due to limited laydown space. Typically the turbine and generator is fully inspected including NDT and visual inspection, diaphragms and blades are blast cleaned, touched up and repaired as necessary. Seals and bearings are repaired and replaced as necessary. Valves are overhauled on a more frequent basis including stem replacement and seat replacement as necessary. Boiler overhauls have historically been performed annually, which consists of a scheduled two week outage for each boiler on a rotating basis and generally include inspection and such procedures as tube thickness mapping, refractory repairs, etc. There are currently few incidences of boiler tube leaks although the boilers will be acid cleaned within the next two years. Repairs on pumps, water treatment equipment, circulating water system equipment and electrical items such as breakers and motors are done throughout the course of the year on an opportunity basis.

The following table presents the Facility's ten-year outage forecast.

Year	Equipment	Spring Days	Activity	Equipment	Fall Days	Activity
2005	Boiler 1	14	Annual boiler outage			
2006	Boiler 2	21	Annual boiler outage, SCR catalyst addition	Turbine, Generator, Boiler 1	45	Major overhaul, chemical cleaning, SCR catalyst, turbine, overhaul 8 turbine valves, generator overhaul
2007	-			Boiler 2	28	Major overhaul, chemical cleaning, mill overhaul
2008	Turbine, Boiler 1	21	Annual outage, SCR catalyst addition	-	-	
2009	Turbine, Valves, Boiler 2	45	Annual boiler outage, major turbine overhaul, overhaul 8 turbine valves	Boiler 1	14	Annual turbine outage

Year	Equipment	Spring Days	Activity	Equipment	Fall Days	Activity
2010	-	-		Turbine, Boiler 2	14	Annual boiler outage, SCR catalyst addition, turbine work, APH
2011	Boiler 1	14	Annual boiler outage, SCR catalyst addition, APH	-	-	
2012	Turbine, Valves, Boiler 2	14	Annual boiler outage, turbine work, overhaul 8 turbine valves, baghouse overhaul	Boiler 1	14	Annual boiler outage, baghouse overhaul
2013	-	-		Boiler	14	Annual boiler outage, turbine work,
2014	Boiler	14		-	-	

The following table presents the Facility's estimate for certain major maintenance activities.

Year	Turbine Overhaul ($000)	Generator Inspection ($000)	Turbine Valves ($000)	Baghouse ($000)	Boiler Overhaul ($000)	SCR Catalyst Replacement ($000)
2005						250
2006		642	572		1,847	
2007					1,520	
2008						
2009	2,094		643			
2010						1,238
2011						
2012			724	1,539		
2013						
2014						
2015		914	814			
2016						
2017						
2018	2,980		916			
2019					3,075	4,948
2020				2,107		

Year	Turbine Overhaul ($000)	Generator Inspection ($000)	Turbine Valves ($000)	Baghouse ($000)	Boiler Overhaul ($000)	SCR Catalyst Replacement ($000)
2021			1,600			
2022						
2023						
2024						

Stone & Webster Consultants finds that the estimate for the above major activities are sufficient to support the efforts and to be used in the Financial Model.

Current ongoing issues of significance with respect to the operation and maintenance of the Facility include the following:

1. The single feedwater system with no bypass capability complicates valve maintenance. The capital budget for 2005 includes funds for the installation of a bypass system. As of August 2005, the work is 60% complete.
2. The Burner Management System is anticipated to become obsolete within the next five years, which will require the replacement of the entire system. Replacement of the BMS on boiler 1 is planned for 2005. As of August 2005, the work is 75% complete.
3. The effect of plant aging continues to appear in the form of corrosion. Recent inspections have resulted in the need for repairs to the ID fan inlet ductwork, either by coating or plating. The CP Facility has committed to recoat critical vessels and structures that are being aggressively attacked by corrosive agents originating in the cooling tower drift/mist and flue gas path. Repairs are scheduled for 2005-2006. Repairs to boiler 1 are scheduled for 2005.
4. The Facility is expected to operate at high capacity factors. An effect of the high capacity factor has been an increase in the cumulative amount of ammonia that passes through the SCR catalyst and into the APH, resulting in more frequent APH washing. To mitigate this problem, the catalyst requires more frequent change out. A new top layer catalyst was installed in 2004 for Unit 2 SCR, Unit 1 is scheduled for 2005
5. The Facility labor force voted for representation by the International Brotherhood of Electrical Workers ("IBEW") Union on May 28, 2003 and negotiations over contract terms have continued since. North American Energy Service and IBEW met in August 2005 to continue labor negotiations. The employees have approved a one year union contract with NAES that is reflected in the budget.

Fuel

Coal costs currently represent about 70% of production costs and determine the price competitiveness of Facility into the regional market. The Facility has a 20 year contract from the date of commercial operation with CONSOL. The coal is sourced from mines in West Virginia and from southwestern Pennsylvania and delivered to the site by rail. The coal provided is a medium sulfur bituminous coal with a sulfur content of approximately 2 percent and a heating value of approximately 13,000 Btu/lb. The average sulfur value for August YTD is 1.84%.

Coal pile inventory the beginning of August was 51,805 tons (approximately 27 days of operation at full load) and 41,635 tons (approximately 21 days of operation at full load) the end of the month. There have been seven missed coal deliveries for 2005.

The price paid for coal includes a supply and transportation component. The base price as of January 1, 1990, was $40.25/ton. This base price consisted of a supply price of $27.25/ton and a transportation price of $13/ton. The contract includes quarterly price adjustment provisions based on the net change in prices reported to FERC by twenty five mid-Atlantic utility power plants over a twelve month period ending six months before the quarterly adjustment date. Because the index inherently trails, it lags current market conditions. Consequently, any change in coal prices tends to take at least six months to be realized at the Facility. The Facility coal price is currently significantly below short term or spot market prices. The August YTD cost of coal is $50.49/ton, which compares favorably to the budget of $53.41/ton

At issue with the coal contract is the cost of coal delivered to produce power in excess of the 185 MW under the PSA. CONSOL argues that it should receive the market price instead of the contract price for this increment of coal supply. The spot market price is approximately $20 per ton higher than the current contract price, but plant management believes that if necessary it could enter into a contract for the quantities at approx. $10 per ton more than the current Consol agreement. The partnership strongly believes its interpretation of the contract will prevail in court and has filed suit against CONSOL to enforce its interpretation. The Facility does have a backup for market coal and its operations would not be affected.

Maintenance is typically done on a preventative basis. The main steam turbine generator was overhauled following its first seven years of operation and this interval is expected to be approximated at eight years in the future, based on continuing condition assessments of the turbine. Typically the turbine and generator is fully inspected including non-destructive testing and visual inspection, diaphragms and blades are blast cleaned, touched up, and repaired as necessary. Seals and bearings are repaired and replaced as necessary. Valves are overhauled on a more frequent basis including stem replacement and seat replacement as necessary. Boiler maintenance overhauls have historically been performed annually but beginning in 2004 will be scheduled every 18 months unless required more frequently. This will consist of a scheduled two week outage for each boiler on a rotating basis and generally include inspection and such procedures as tube thickness mapping, refractory repairs, etc. There are currently few incidences of boiler tube leaks although it is likely that the boilers will be acid cleaned within the next two years. Repairs on pumps, water treatment equipment, circulating water system equipment and electrical items such as breakers and motors are done throughout the course of the year on an opportunity basis.

2.3 REGULATORY COMPLIANCE

Emissions source testing is required by NJDEP to confirm compliance with NO_x, CO, SO_x, VOC, NH_3 and PM limits. A source test was conducted on January 19-29, 2004, which demonstrated compliance with permit requirements. In addition tests were run for HF, HCl, PCDF/TCDF, PAH and metals. Levels of these contaminants were found to be acceptable.

Emissions of NO_X, CO, SO_2 and opacity are continuously monitored by the CEMS in accordance with the Operating Permit requirements. Monthly Management Reports for the period from January 2003 through March 2004 indicate that measured emissions are generally in compliance with emissions limits. On October 13 and again on December 28, 2003 NO_X emissions from Unit 2 and then Unit 1 exceeded the three hour average limit by approximately 4%. On January 10, 2004 Unit 1 exceeded the three hour average SO_2 limit. Monthly Management Reports for the period from May through July 2005 indicate that no excess emission event occurred in the year through July 2005.

Intermittent, random exceedances of emission limits are not unusual for coal fired power plants. Periodically enforcement issues are initiated by the responsible, regulatory agency. The following table prepared by the Facility personnel summarizes the active enforcement issues and penalties initiated by NJDEP. No violation notices were received in 2001 and 2002.

Active Emissions Enforcement Issues with NJDEP
Carneys Point Plant

Action	Date of Action	Status	Description
Excess Opacity Emission	June 7, 2005	Affirmative Defense Filed	On June 7, 2005, Unit 2 had an opacity excess emission for 4 minutes greater than 10%. An affirmative defense was submitted based on an equipment malfunction of the outlet poppit valves. There has been no Departmental action to date.
Administrative Order and Assessment of Civil Administrative Penalty	June 28, 2005	Open. Request for Adjudicatory Hearing was filed on July 15, 2005.	Carneys Point received an Administrative Order and Notice of Civil Administrative Penalty Assessment (AONOCAPA) for failure to conduct the initial stack test on Units 1 and 2 within 180 days of the Title V Operating Permit.

The above issues are primarily procedural. The emission issues related to performance are limited, and indicate no pattern of non-compliance amenable to significant upgrade or modification. Although it is likely that the Facility will continue to be assessed modest (<$5000/year) penalties for procedural matters, Stone & Webster Consultants does not consider the intermittent emission excursions over this period indicative of a significant operating concern or emission issue predicating significant equipment upgrade.

The Facility has operated in compliance with ozone season NO_X emission budget programs since 1999. Starting in 1999 it participated in NO_X allowance trading under the Ozone Transport Commission program, and starting May 31, 2004 has been complying with the NJDEP administered NO_x ozone season budget program. Although the Facility has been a modest consumer of allowances, the NJDEP provides excess allowances (available from the Growth

Fund) to cover the excess based on the Facility's compliance with energy efficiency provisions. As a result, there is currently no cost to the Facility for allowance purchases. The following table summarizes ozone season allowance activity for the Facility.

Ozone Season NO_x Emissions and Allocations
Carneys Point 2003-2005

Year	Emissions	Allocation	Growth Fund
2003	582	419	163
2004	731	455	276
2005	~700 (estimated)	545	~155 (estimated)

Under a new NJDEP regulation the Facility will be required to achieve 90% removal of mercury emissions by 2007. Because of the current system design of the emission control system and use of lime spray absorber with a fabric filter system, it appears that the Facility is capable of complying with this requirement. On May 21, 2003 mercury emissions testing on the boilers indicated that the mercury emissions are reduced by approximately 95%. Additional testing is to be performed annually to confirm and document compliance performance. The Facility reports that for the last emission test, mercury was found to be below detection. In 2007 the Facility is required to perform additional mercury compliance testing. Although not currently planned, enhanced future mercury control may involve additional adsorbent injection which is less costly than control measures needed for other plants and coals.

In addition to compliance with currently effective permits and regulations, the Facility may also be subject to future air pollution control requirements for multi-pollutant control and greenhouse gas management as would other facilities. No plans have been developed for future mercury, NOx, SO2, PM and greenhouse gas emission compliance beyond what has been defined by enacted regulations for the Facility. The Facility expects to meet the requirements of future regulations as they are promulgated.

Because the Facility discharges the wastewater to the DuPont Chambers Works POTW, there are no permitted wastewater discharge pollutant limits. The Facility is required to sample the effluent of the stormwater basins. The stormwater, coal pile runoff basins, and the coal pile are lined which protects the groundwater from contaminated leachate. The Facility has no requirements to perform groundwater monitoring and relies on the DuPont Chamber Works groundwater monitoring system.

Bottom ash and fly ash are sampled prior to disposal or delivery to ash purchasers for beneficial reuse to confirm that it is not a hazardous waste and is suitable for its intended use.

Hazardous Waste Activity notifications are required to be filed and ID numbers obtained from US EPA and NJDEP. Annual audits have been performed for toxic material practices at the Facility. Inspection results have indicated general compliance.

The Facility operates with a number of oil and chemical tanks including a 724K gal fuel oil tank, clean and used lube oil tanks (each 8.8K gal), 19.8K gal ammonia tank, and four acid and caustic tanks (2.7K to 15K gal). Under NJDEP Discharge Prevention, Containment and Countermeasure ("DPCC") Rules these tanks are inspected and tested for integrity every five years. A satisfactory inspection was reported in September 2003. The next test is scheduled for 2008.

Fuel oil for the boilers is piped underground from the oil storage tank into the Facility.

A DPCC spill prevention and control plan has been established and revised most recently in November 2003 for the Facility. It includes a spill event summary that indicates that in the period from July 1993 through February 1999, with the exception of one 50 gallon spill of caustic solution in April 1994, all oil and chemical spills were less than 10 gallons. Management Reports in the period from January 2003 through July 2005 indicate no reportable spills at the Facility.

Although early studies (pre-construction) of the site indicated the potential for soil and groundwater contamination, the Facility site is leased from the present owner, DuPont Chambers Works and DuPont provides indemnity for pre-existing conditions in the site lease. Further the Facility is built on a twenty foot mat of clean soil and has a Safe Dig policy protecting workers from hazardous material exposure for minor excavation activities at the Facility.

An Emergency Response Plan was revised in October 2003 and is scheduled to be revised once more in December 2005. The Plan was developed in accordance with applicable requirements associated with the storage and use of hazardous substances at the Facility.

The Facility has no other known environmental compliance issues, and has not received any notices of violation for water, hazardous materials, ash management or other issues. To our knowledge the Facility is not the subject of any private or governmental legal actions, or studies of environmental damage or impact.

3.0 PROJECTED OPERATING RESULTS

Stone & Webster Consultants reviewed the Financial Model which includes estimates and projections of the electrical capacity and electricity sales, steam generation capacity and steam sales, fuel consumption and operating costs for the CP Facility. Stone & Webster Consultants performed the market analysis, which is included in the Financial Model. Presented in Attachment 1 are the Projected Operating Results ("Projections") for each calendar year from 2005 through 2024.

Revenues for CCLP are derived from the sale of electricity energy and capacity under the PPA and PSA with ACE. Additional revenues are realized from the sale of steam and electricity to DuPont under the DuPont Contract. Expenses consist of fuel, non-fuel operating expenses, and debt service. The supply and transportation of coal is the largest fuel-related expense. Coal is provided under a long-term Coal Purchase Agreement with Consol. Epsilon Power Holding receives 40% of the cash available for distributions.

The terms of all the major contracts are through 2024 with the exception of the PSA and the Coal Purchase Agreement. The current PSA has a three-year term which runs through July 2006. The current PSA is similar in form to prior PSA's entered into with ACE. We have assumed a PSA similar to the current PSA will be in place through 2024. The Coal Purchase Agreement has an initial 20 year term (expires in 2014) with an initial extension of between 5 and 10 years. We have assumed that the Coal Purchase Agreement would be extended through 2024. The Projections are based on current contractual commitments through 2024, as described herein and have been prepared using assumptions and considerations set forth in the Report.

Stone & Webster has not reviewed the calculation of interest, principal and fee payments of project debt and confirmation that cash distributions to Epsilon Power Holding are consistent with ownership terms and provisions.

3.1 PERFORMANCE PROJECTIONS

The primary performance parameters are the electrical generating capacity, equivalent availability factor, capacity factor (electric generation), heat rate, and steam sales. In the Projections, the minimum and maximum capacity levels for the Facility are 46 MW and 233 MW for electric generation under the PPA and PSA. An additional 20 MW of capacity is provided to DuPont. Steam sales to DuPont are projected to average 196 klb/hr (approximately 1,700,000 klb/year).

A measure of the reliability of power generation facilities is the equivalent availability factor. This factor includes generation losses from forced outages, planned outages, and derates. The equivalent availability factor for the Facility is projected to vary based on the major maintenance outages. In addition, the forced outage rate is projected to slowly increase over time from 4% to 7%. The average availability over the forecast period is approximately 89%.

In order to develop a forecast of energy sales under the PPA and PSA, the 2003-August 2005 Facility performance and hourly PJM locational marginal prices for the Carney's Point facility were analyzed. Based on the locational marginal prices, the PPA contract on-peak and off-peak prices, the Facility's market initiatives, and the marginal cost for operating the Facility, a

baseline was developed for the energy sold under the PPA and PSA. For the Projections, this baseline was adjusted based on the generation in the Stone & Webster Consultants market forecast for the Facility. The average capacity factor for the Facility, which is a measure of the energy generation, averages 89% over the forecast period. Due to the high natural gas prices relative to coal prices for the forecasted period, the Facility is dispatched during both on and off-peak periods whenever it is available.

While most of the Facility energy is contracted, profitability is significantly affected by PJM energy prices. The PJM energy prices drive both the PPA and PSA dispatch. Further, the PSA revenues are a factor of market price. As part of its 2005 market initiatives, the Facility has established the goal to achieve 268 equivalent MW at least 88% of the time when the dispatch price is greater than $35 per MW and 268 equivalent MW at least 91% of the time when the dispatch price is greater than $50 per MW. The PJM market price has been substantial. The 2005 YTD average peak price is $106.57/MWh, which is significantly greater than the 2005 budget $60.25/MWh. The 2005 operating experience to date has a 90.9% capacity factor, which is consistent with the 89.3% budget capacity factor.

The average heat rate is projected to range between 10,662 Btu/kWh and 10, 890 Btu/kWh at an average capacity factor of approximately 89%. A heat rate degradation of 0.08% per year is assumed to approximate the performance degradation due to normal wear and tear.

3.2 OPERATING REVENUES

Revenues for the Carney's Point Project are derived from electric power and capacity sales to Atlantic City Electric Company ("ACE") and DuPont and steam sales to DuPont. Stone & Webster Consultants performed the market analysis used for the revenue projections. Operating revenues for select years of the Projections are shown in the following table:

	Capacity	Energy			Steam	
Year	PPA ($000)	PPA ($000)	PSA ($000)	DuPont ($000)	DuPont ($000)	Total ($000)
Historical						
2001	58,137	23,125	14,448	12,398	6,717	114,825
2002	58,137	27,961	17,896	11,153	5,911	121,058
2003	58,137	31,653	22,676	12,217	7,889	132,572
2004	58,137	36,719	23,820	12,179	8,384	139,239
Projections						
2005	58,137	39,844	32,449	12,159	8,243	150,831
2006	58,137	35,298	29,123	12,280	8,820	143,658
2008	58,137	39,833	32,399	12,562	8,638	151,569
2009	58137	36,275	29,164	12,653	8,515	144,742
2010	58,137	41,412	33,162	12,779	8,728	154,218

	Capacity	Energy			Steam	
Year	PPA ($000)	PPA ($000)	PSA ($000)	DuPont ($000)	DuPont ($000)	Total ($000)
2012	58,137	41,158	32,296	13,072	8,854	153,517
2015	58,137	41,541	30,747	13,431	8,841	152,697
2020	58,137	44,709	36,019	14,155	9,940	162,960

The prices for electric capacity and energy and steam sales are tied closely to the price of coal for the Facility. The coal prices have increased in the near term and this has increased the revenues. In addition, with the high gas prices in the region, the energy from the Facility, even with the higher coal prices, is very competitively priced. This has resulted in a substantial increase in generation during the off-peak hours, which has also increased the revenues. Specific terms and conditions for the contracted energy and capacity sales are described below.

Power Purchase Agreement

The Carney's Point Project has a Power Purchase Agreement ("PPA") with Atlantic City Electric Company ("ACE"). The PPA has a term of 30 years from the Commercial Operation Date. Commercial Operation was achieved in March 1994.

The PPA is for the sale of electric power and capacity from the Facility. The capacity obligation is 187.6 MW for the summer season and 173.2 MW for the winter season. Capacity payments are based on 184 MW. ACE makes a monthly payment for capacity based on 184 MW, a capacity price of $26.33/kW-month, and an availability adjustment factor. Stone & Webster Consultants reviewed the actual capacity charges reported for 2000 through August 2005. The capacity charge in each year (2000-2004) was $58.137 million (184 MW x 12 months x $26.33/kW-month). Through August the capacity payment has been $38,758 (184 MW x 8 x $26.33/kW-month).

ACE's energy purchase obligation is to purchase up to the net Facility output on a dispatchable basis. ACE can dispatch the Facility from a minimum load of 46 MW to the net Facility output. In consideration for the ability to dispatch the Facility, ACE has an obligation to pay for a minimum quantity of power. The minimum energy payment is based on 3,500 hours of operation at 182.2 MW multiplied by the energy price. A minimum of 58% of the operating hours are to be during on-peak periods. On-peak periods are defined as being from 9 AM to 11 PM, seven days per week. All other hours are off-peak hours. Under the PPA, if the Project is paid for power during periods it did not produce power, then the payments from ACE for these periods will be net of the fuel and variable operating costs.

The energy price under the PPA is separated into an on-peak and off-peak price. Both prices are based on a formula that includes a fixed and variable price. The variable price is adjusted annually by an index equal to the annual average coal cost to New Jersey utilities as reported on FERC Form 423. There is only one plant that is currently reporting under the index. Discussions are ongoing over a newly proposed index for 2006, similar to that of the Consol 25 plant index. The August Monthly Operating report indicates that the 423 Index increased the

indexed portion of the variable energy by 25% and has been confirmed but the 2006 period is still uncertain. The Financial Model did not assume the 25% run-up, instead the model incorporates a 15% increase from 2004 based on the mid-Atlantic index.
The recent on-peak and off-peak pricing is shown below:

		On-Peak Price ($/MWh)			Off-Peak Price ($/MWh)		
Year	Index	Fixed Price	Var. Price	Total Price	Fixed Price	Var. Price	Total Price
2000	81%	21.42	14.76	36.18	14.71	10.15	24.86
2001	78%	21.42	14.22	35.64	14.71	9.78	24.49
2002	85%	21.42	15.38	36.80	14.71	10.61	25.32
2003	112%	21.42	20.33	41.75	14.71	13.97	28.68
2004	103%	21.42	18.70	40.12	14.71	12.85	27.56
2005	115%	21.42	21.51	42.92	14.71	14.78	29.49

The CCLP is required to demonstrate annually that it can meet the summer and winter capacity requirements under the PPA. If the Project cannot meet at least 95% of the summer or winter capacity, then it must pay ACE the current PJM Capacity Deficiency Charge for each kW below 95% of the capacity requirements.

The CCLP must maintain Qualifying Facility ("QF") Status. If the Facility loses QF Status, the PPA remains in effect except that the payments to the Project are the lower of the contract price (capacity price plus energy price) and 99% of the hourly locational marginal price.

In the PPA, ACE acknowledges that the CCLP will provide electric energy and capacity to DuPont that is not part of the summer and winter capacity obligation to ACE. ACE further acknowledges that during periods when ACE dispatches the Facility below the summer and winter capacity, then the Project can sell the excess capacity and energy to DuPont.

Power Sales Agreement

The PSA between ACE and CCLP governs CCLP's sale of Excess Energy and Undispatched Energy and Excess Capacity from the Facility. The current PSA has a term from August 1, 2003 through July 31, 2006.

Excess Energy is defined as energy generated by the Facility when it operates above 187.6 MW during the summer and 173.2 MW during the winter. Undispatched Energy is the energy generated by the Facility above the amount dispatched by ACE but less than the summer and winter capacity levels of 187.6 MW and 173.2 MW. Excess Capacity is the capacity of the Facility, as tested, in excess of the summer and winter capacity levels of 187.6 MW and 173.2 MW.

The energy prices for Excess and Undispatched Energy is based on a threshold price of $21/MWh with an adder based on either the day-ahead or real-time locational marginal price at the Chambers CCLP 230 kV bus ("LMP"). For Excess Energy, the energy price adder is the 75% of the difference between the LMP and $21/MWh. For Undispatched Energy, the energy price adder is 60% of the difference between the LMP and $21/MWh. When the LMP is below $21/MWh, the price paid is the LMP. CCLP is to pay ACE a fixed annual administration fee of $125,000. ACE also has title to all Excess Capacity from the Facility at no additional charge. The CP Facility reports that in renewing the PSA, it will be negotiating for an increase in the threshold price due to facility cost increases.

Stone & Webster Consultants has assumed that the PSA will be extended with similar conditions for the remainder of the Projections. The price projected for on-peak and off-peak Undispatched Power in 2005 is $33.21/MWh and $25.49/MWh, respectively. This price was determined based on the 2005 average contract price and cost of fuel when Undispatched Power was likely sold. The Undispatched Power prices are assumed to vary from year to year based on the change in the all hours market price forecasted for the Facility.

The price received for Excess Power is assumed to be the all-hours average market price forecasted for the Facility.

Steam and Electricity Purchase Contract

The Project has a Steam and Electricity Purchase Contract with DuPont ("DuPont Contract"). DuPont operates a chemical facility in Deepwater, New Jersey known as the Chambers Works. The Chambers Works uses a substantial quantity of steam and electricity. The term of the DuPont Contract is 30 years from the initial reliable delivery of steam and electricity. Associated with the DuPont Contract is a Ground Lease for the Project site. The Project site is owned by DuPont and leased to the Project.

Under the DuPont Contract, the Project provides DuPont with all the steam and electricity required for the operation of the Chambers Works up to the maximum contract quantities. The maximum contract quantities or Peak Requirements for steam and electricity are as follows:

- 650,000 lb/hr of steam during the months of June through September
- 700,000 lb/hr of steam during the months of May and October
- 1,000,000 lb/hr of steam during the remainder of the year
- 40,000 kW of electricity

The Project may sell steam and electricity to DuPont in excess of the Peak Requirements but is not obligated to do so. DuPont must purchase a minimum quantity of steam from the Project to insure that the Project meets its QF requirements under the PPA. This minimum obligation, as defined in the DuPont Contract, is 525.6 million lb of steam per year.

The price for steam was originally set at $3.75 per 1,000 lb of steam. The steam price is adjusted quarterly based on the change in the Project's coal price. The steam price in April 2004 was $4.49 per 1,000 lb steam. The price for electricity sold to DuPont is the lower of 1)

\$67.45/MWh adjusted quarterly by the change in the Project's coal price and 2) \$64.5/MWh adjusted quarterly by the changes in the ACE average retail rate.

At the end of the 20th year, DuPont may elect to construct and operate its own steam generation facility to provide the steam requirements for the Chambers Works in excess of the minimum obligation to the Project. The ability of DuPont to develop its own steam generation facility is dependent on DuPont being able to demonstrate that it can provide steam more economically than the Project. The Project then has an option to provide the steam at an equivalent price as the steam generation facility proposed by DuPont.

Under the DuPont Contract, the Project agrees that steam sales to DuPont take priority over any obligation to provide electricity or sell steam to a third party. The Project will not sell steam from the Facility to a third party without the DuPont's prior consent.

3.3 OPERATING EXPENSES

The projected annual operating expenses consist of fuel, non-fuel operating expenses, and other operating expenses. The recent historical values and projections during select years for the operating expenses are shown as follows:

Operating Expenses (\$000)

Year	Fuel	Non-Fuel O&M	Fees	Total
Historical				
2001	32,567	20,312	3,165	56,044
2002	39,284	14,485	3,329	57,098
2003	41,900	18,232	3,187	63,319
2004	48,449	21,501	2,222	72,172
Projections				
2005	50,303	19,218	2,342	71,863
2006	45,881	22,646	2,381	70,908
2008	51,799	20,311	2,460	74,570
2009	49,284	24,216	2,501	76,001
2010	55,560	23,209	2,348	81,118
2012	57,073	25,473	2,432	84,978
2015	60,352	27,803	2,592	90,747
2020	67,563	31,253	2,910	101,726

The major operating expense is fuel. CCLP has contracted with Consol for the supply and transportation of coal for the Facility. The fuel expenses also include certain other cost items such as the purchase of limestone for the dry scrubber, the purchase of ammonia for the SCR, ash disposal costs, and the purchase of emission allowances (if needed).

Coal Purchase Agreement and Prices

Coal is purchased through a contract with Consol. The contract has an initial term of 20 years with options for an extension option for between 5 and 10 years. The coal is sourced from mines in West Virginia and from southwestern Pennsylvania and delivered to the site by rail. The coal provided is a medium sulfur bituminous coal with a sulfur content of approximately 2 percent and a heating value of approximately 13,000 Btu/lb. Stone & Webster Consultants has assumed that the Coal Purchase Agreement will be extended through 2024.

The price paid for coal includes a supply and transportation component. The base price as of January 1, 1990, was $40.25/ton. This base price consisted of a supply price of $27.25/ton and a transportation price of $13/ton. The August YTD cost of coal is $50.49/ton, which compares favorably with the budget of $53.41/ton. The price is adjusted quarterly based on an Eastern Utility Coal Index. The Eastern Coal Utility Index is the weighted average price of coal delivered to a defined group of coal-fired power plants in the Eastern U.S. over a twelve month period ending six months before the quarterly adjustment date. Consequently, any change in coal prices tends to take at least six months to be realized at the Facility.

Eastern bituminous coal prices have recently risen dramatically from around $30/ton to over $50/ton at the mine. This increase is expected to be a short-term increase and the price is forecasted to fall back down to the previous levels. A review of the coal prices for some of the reference plants in the Eastern Coal Index showed that a substantial amount of coal was being purchased under multiple year contracts. Thus, short-term spikes in the coal prices will not pass completely through to the Eastern Coal Index. For modeling the commodity portion of the delivered contract coal price, Stone & Webster Consultants used the Facility's actual commodity cost of $30/ton for coal delivered in 2004 as a starting point for the forecast. We escalated this value annually by the product of 1) the real escalation for Central Appalachian coal (medium sulfur) as reported in the EIA 2005 Annual Energy Outlook (Table 112, and 2) an inflation factor assumption of 2.5% per year. The final result was a coal commodity pricing assumption that reflected the existing coal commodity agreement's structure, with escalation that is reflective of detailed market forecasting.

The coal requirements for the Facility is based on the projected generation and an average heat rate of 10,770 Btu/kWh, that is between 10,662 Btu/kWh and 10,890 Btu/kWh, depending on the level of electrical generation (more generation results in a lower heat rate) and time-related degradation.

3.4 DEBT SERVICE

The existing debt, all of which is non-recourse to the Project Owners, consists of a term loan and tax-exempt bonds. The term loan is split into four tranches. The outstanding balance as of January 1, 2005 and principal repayment period for each tranche is provided below:

- Tranche 1 – Current balance of $29.146 million. Principal repayments are complete by the 2nd quarter of 2006.
- Tranche 2 – Current balance of $62.555 million. Principal repayments begin in 3rd quarter of 2006 and are complete by the 2nd quarter of 2009.

- Tranche 3 – Current balance of $53.659 million. Principal repayments begin in 3rd quarter of 2009 and are complete by the 2nd quarter of 2011.
- Tranche 4 – Current balance of $73.494 million. Principal repayments begin in 3rd quarter of 2011 and are complete by the 1st quarter of 2014.

The outstanding balance on the tax-exempt bonds is $100 million. The tax-exempt bonds are repaid in 2022.

Besides the interest and principal payments on the term loan and the tax-exempt bonds, there are also fees incurred for letters of credit to support the credit rating of the tax-exempt bonds and to provide a debt service reserve fund. In addition, there is a working capital facility fee.

In addition to the project level debt, Epsilon Power Partners, LLC the wholly owned subsidiary of Atlantic Power Holdings, LLC which owns a 40% partnership interest in CCLP, has an outstanding $43.3MM non-recourse loan balance as of the Atlantic acquisition date. Principal on this loan amortizes through 2019. The loan interest rate floats at LIBOR plus a 312.5 bps spread.

3.5 DISTRIBUTIONS TO COMPANY

Cash available for distribution, before income taxes, is equal to the operating income less debt service payments and certain adjustment. Epsilon Power Holding's distributions are equal to 40% of the cash available for distribution.

3.6 POWER MARKET ANALYSIS

The Chambers facility is located within the PJM Interconnection ("PJM") market area. PJM is a Regional Transmission Organization ("RTO") that coordinates the dispatch, operation, and delivery of wholesale electricity in all or parts of Delaware, Illinois, Maryland, New Jersey, Ohio, Pennsylvania, Virginia, West Virginia and the District of Columbia. PJM administers bid-based markets in which participants buy and sell spot market energy, capacity credits, fixed transmission rights, spinning reserves and regulation services. PJM administers real-time and day ahead energy markets and daily and monthly capacity credit markets. Real-time markets are liquid and bid-based, spot energy and capacity markets. Generator bids set the hourly market-clearing price for electric energy. The market for capacity is also established through a bid based system where generation owners bid capacity prices into a central market just as in the energy market.

The PJM market is a summer peaking system with a peak demand of approximately 57,700 MW in 2005, and currently maintains installed capacity in the amount of 68,300 MW, net of purchase and sales. PJM's peak demand is projected to grow at a rate of approximately 1,100 MW per year over the next several years. Based on PJM planning studies, there is approximately 5,000 MW of generation planned to enter commercial operation between 2005 and 2008. This includes mostly peaking resources. However, even if all of this planned generation were to reach commercial operation, the system is still projected to be in need of additional capacity by 2010, when its reserve margin falls below 15%.

Stone & Webster Consultants modeled the PJM control area and seven other, interconnected neighboring control areas. For this analysis Stone & Webster Consultants used PROSYM, an energy market simulation model. PROSYM is specifically designed to simulate operator bidding strategies and dispatch in bid-based energy markets, and provides results that are relevant for assessing generator dispatch, environmental performance, transmission line flows, and other useful parameters for this assessment. We modeled the operation of the system, and included first combustion turbines, and then a mix of combined cycles and coal resources for the expansion plan over the 20-year study period. This analysis provided the projected plant dispatch and operation information and the time differentiated energy market clearing prices data used for modeling spot energy sales to the PJM market. ACE is allocated all of the Facility's installed capacity (ICAP), therefore, no capacity is available to be sold in the wholesale market. Based on this, no ICAP revenue was modeled for the Facility. The following table represents the results of our analysis.

Market Analysis Summary Table
2005$

PJM East Transmission Area			
	Peak	Off-Peak	Average
	($/MWh)	($/MWh)	($/MWh)
2005	100.57	45.05	71.48
2006	102.27	48.14	73.90
2007	93.74	49.96	70.80
2008	93.73	48.67	70.12
2009	87.61	48.28	67.00
2010	87.91	48.59	67.30
2011	79.65	47.61	62.86
2012	78.66	47.31	62.23
2013	74.86	45.73	59.60
2014	72.27	43.15	57.01
2015	67.80	39.66	53.05
2016	66.80	39.67	52.58
2017	67.75	39.93	53.17
2018	70.20	42.55	55.71
2019	72.19	44.98	57.94
2020	72.61	45.73	58.53
2021	73.28	47.63	59.84
2022	73.31	49.28	60.72
2023	74.31	49.36	61.24
2024	73.31	50.69	61.46
2025	72.71	51.01	61.34

4.0 CONCLUSIONS

Set forth below are the principal findings and conclusions which Stone & Webster Consultants has reached regarding the Carney's Point Facility and CCLP. For a complete understanding of the estimates, assumptions, and calculations upon which these findings are based, this Report should be read in its entirety. Based on our analysis and review the Carney's Point Facility and the principal project agreements and the assumptions set forth in this Report, we are of the opinion that:

- The Facility uses proven and appropriate technology to generate electricity and steam for sale.
- The Facility has been operated successfully for 11 years during which it has met the obligations under the principal project agreement.
- Given the well maintained condition of the Facility and the continued application of continuous operation and maintenance combined with an appropriate level of capital expenditure as the Facility ages, the remaining useful life of the Facility is expected to exceed the term of the PPA.
- The Facility operates at a minimum output of 46 MW and a maximum output of 270 MW. For purposes of electric energy sales to ACE under the PPA and PSA, a maximum output of 233 MW is assumed, along with 196 klb/hr of steam sales and about 20 MW of electricity sales to DuPont.
- The Facility has operated reliably with low forced outage rates and high availability rates. The availability in the near term is projected to be approximately 88% due to the upcoming major maintenance outages in 2006 and 2009. The average availability over the projected period is approximately 89%
- The Facility is projected to operate with an average capacity factor of approximately 89% Due to the market conditions, the facility has recently been operating at approximately 91% capacity factor. Provided the economics justify it, there is no technical reason that the Facility cannot meet this level of electrical production in the future.
- The average heat rate realized by the Facility is projected to be between 10,662 Btu/kWh to 10,890 Btu/kWh depending on the level of dispatch (i.e., capacity factor) and degradation of performance through normal wear and tear. This heat rate is not directly comparable to natural gas plant heat rates as it measures efficiency on a MMBtu/MWh basis, and the per MMBtu cost of fuel must also be considered when determining the all-in variable fuel cost. Currently, the project benefits from high natural gas prices relative to coal prices, making the project competitive on a variable cost basis vs. most gas fired plants in PJM.
- The Facility has been in compliance with its environmental permits with only intermittent emission excursions and minor violations, all of which have been addressed.
- The Facility is equipped with a dry scrubber for SO_2 control, low NO_X burners and SCR for NO_X control, and a baghouse for particulate control. The air pollution control technology employed has been effective and is compliant with all the permits required to operate the Facility. With the exception of the potential addition of sorbent injection for mercury control, which could potentially be required in the future if new mercury regulations are imposed on the Facility, no additional emissions control equipment is expected to be required during the term of the Projections.

- The Projections are a reasonable forecast of the financial results for CCLP under the base case assumptions.
- For most of the forecast period, the capacity payment under the PPA with ACE covers in excess of 100% of the fixed operating costs (exclusive of debt service) for the Facility. Overall, the projected revenues from the sale of capacity and energy, as well as steam, are more than adequate to pay the fuel-related expenses, annual operating and maintenance expenses, major maintenance expenses, other operating expenses and fees, and debt service, based on Stone & Webster Consultants' analysis of the Facility and the assumptions set forth in this Report.

ATTACHMENT 1

FINANCIAL PROJECTIONS

Carneys Point

Cash Flow Summary
($ thousands)

Year	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
REVENUES																				
Contract Capacity Revenues	58,137	58,137	58,137	58,137	58,137	58,137	58,137	58,137	58,137	58,137	58,137	58,137	58,137	58,137	58,137	58,137	58,137	58,137	58,137	9,689
Contract Energy Revenues	52,003	47,578	52,531	52,394	48,927	54,191	55,779	54,229	56,036	56,243	54,972	57,505	57,717	53,622	53,992	58,864	60,517	59,318	62,470	10,686
Merchant Capacity Revenues	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Merchant Energy Revenues	32,449	29,123	32,612	32,399	29,164	33,162	33,100	32,296	33,208	32,772	30,747	32,495	33,043	30,999	31,980	36,019	37,921	37,608	40,089	6,446
Steam Revenues	8,243	8,820	8,820	8,638	8,515	8,728	8,946	8,854	8,715	8,779	8,841	9,005	9,205	9,436	9,671	9,940	10,253	10,603	10,868	1,857
Other Revenues/ Residual Value	177	177	177	177	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	73,423
Total Revenues	**151,008**	**143,834**	**152,276**	**151,745**	**144,742**	**154,218**	**155,961**	**153,516**	**156,095**	**155,931**	**152,697**	**157,142**	**158,103**	**152,194**	**153,780**	**162,960**	**166,827**	**165,666**	**171,563**	**102,101**
EXPENSES																				
Fuel	50,303	45,881	50,893	51,799	49,284	55,560	57,818	57,073	60,005	61,013	60,352	63,770	64,587	60,675	61,564	67,563	70,132	69,394	73,911	12,267
Operating Expenses	17,739	21,094	20,020	18,607	22,430	21,340	22,453	23,428	22,628	22,455	25,471	23,459	25,500	32,652	32,940	28,370	27,738	29,324	28,656	10,289
G&A	3,820	3,933	4,047	4,164	4,286	4,217	4,345	4,477	4,615	4,767	4,925	5,087	5,255	5,428	5,607	5,792	5,983	6,181	6,385	1,099
Total Expenses	**71,863**	**70,908**	**74,959**	**74,570**	**76,001**	**81,118**	**84,615**	**84,979**	**87,249**	**88,236**	**90,747**	**92,316**	**95,341**	**98,755**	**100,111**	**101,726**	**103,853**	**104,900**	**108,952**	**23,655**
OPERATING INCOME	**79,145**	**72,926**	**77,317**	**77,176**	**68,742**	**73,100**	**71,346**	**68,537**	**68,846**	**67,695**	**61,950**	**64,826**	**62,762**	**53,439**	**53,669**	**61,234**	**62,974**	**60,766**	**62,611**	**78,446**
PROJECT DEBT SERVICE																				
Fees	2,273	2,273	2,273	2,278	2,431	2,431	2,431	2,596	2,590	2,590	2,590	2,596	2,340	2,079	1,807	1,524	1,224	25	-	-
Interest Payments	18,967	17,591	16,107	14,580	13,089	11,106	8,907	6,643	4,271	2,778	2,738	2,609	2,262	1,900	1,521	1,124	710	56	0	0
Principal Amortization	19,196	19,899	19,963	20,729	23,827	27,628	28,235	30,439	26,957	1,980	0	12,470	13,031	13,618	14,231	14,871	15,540	16,239	0	0
Total Debt Service	**40,436**	**39,763**	**38,343**	**37,587**	**39,347**	**41,166**	**39,573**	**39,678**	**33,818**	**7,348**	**5,328**	**17,675**	**17,634**	**17,597**	**17,558**	**17,520**	**17,474**	**16,320**	**0**	**0**
Adjustments[1]	(2,199)	1,577	(275)	(1,214)	1,091	(905)	495	809	(432)	(762)	1,814	(3,316)	(4,456)	2,283	4,203	397	481	316	199	9,451
CASH AVAILABLE FOR DISTRIBUTION	**36,510**	**34,740**	**38,699**	**38,375**	**30,486**	**31,030**	**32,268**	**29,669**	**34,597**	**59,586**	**58,436**	**43,835**	**40,671**	**38,125**	**40,314**	**44,111**	**45,980**	**44,762**	**62,810**	**87,897**
EPSILON AVAILABLE CASH FLOW ($000)[2]	**4,521**	**13,896**	**15,480**	**15,350**	**12,194**	**12,412**	**12,907**	**11,867**	**13,839**	**23,834**	**23,375**	**17,534**	**16,269**	**15,250**	**16,126**	**17,644**	**18,392**	**17,905**	**25,124**	**35,159**
EPSILON DEBT SERVICE[2]																				
Interest Payments	991	3,279	3,366	3,259	3,151	3,070	2,989	2,867	2,745	2,501	2,095	1,607	1,120	612	88	-	-	-	-	-
Principal Amortization	331	1,569	1,325	1,325	1,000	1,000	1,500	1,500	3,000	5,000	6,000	6,000	6,250	6,450	1,082	-	-	-	-	-
Total Debt Service	**1,322**	**4,848**	**4,691**	**4,584**	**4,151**	**4,070**	**4,489**	**4,367**	**5,745**	**7,501**	**8,095**	**7,607**	**7,370**	**7,062**	**1,170**	-	-	-	-	-
CASH AVAILABLE TO ATLANTIC POWER HOLDINGS[2]	3,199	9,048	10,788	10,766	8,043	8,342	8,419	7,501	8,094	16,333	15,280	9,927	8,899	8,188	14,955	17,644	18,392	17,905	25,124	35,159

(1) Majority of Adjustments are Net Withdraws (Deposits) into the Major Maintenance Reserve

(2) 2005 reflects partial year data for Atlantic's ownership period beginning in September 2005.

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

November 8, 2005

Atlantic Power Announces Independent Review of Chambers Project Filed on SEDAR

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power") announced today that Atlantic Power filed on SEDAR the Independent Technical Review for the Carney's Point Cogeneration Project ("Chambers" or the "Project"). The report, prepared by Stone and Webster Management Consultants, Inc. concludes that the Project uses proven and appropriate technology for steam and electricity generation, has operated successfully under the principal project agreements since its commercial operation in 1994, has been well maintained, and has an expected useful life exceeding the life of the PPA which expires in 2024. The report also includes a cash flow projection for Chambers through 2024. "The report demonstrates what a significant contribution the Chambers acquisition makes to our ongoing objectives to lengthen the PPA portfolio and reinforce the stability of future distributions through accretive growth," commented Barry Welch, President & CEO of Atlantic Power.

Additional information regarding Atlantic Power Holdings acquisition of Epsilon can be found in our quarterly financial statements for the period ended September 30, 2005 and MD&A and will be presented in the Business Acquisition Report to be filed on SEDAR.

About Atlantic Power
Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379

info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

October 17, 2005

Atlantic Power Corporation Announces October 2005 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its distribution for the month of October 2005. A distribution of $0.0859 per Income Participating Security ("IPS") will be payable on November 30, 2005 to holders of record at the close of business on October 31, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0859 reflects a cash dividend per common share of $0.0330 and an interest payment of $0.0529 for the month of October 2005.

Atlantic Power Corporation owns interests in a diversified portfolio of 16 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

MATERIAL CHANGE REPORT

1. *Name and Address of Company*:

   Atlantic Power Corporation ("Atlantic")
   250 Yonge Street
   Toronto, ON M5B 2M6

2. *Date of Material Change*:

   October 3, 2005

3. *Press Release*:

   Attached as "Schedule A" is the press release issued on October 3, 2005 at Boston, Massachusetts and disseminated in Canada through CNN Matthews.

4. *Summary of Material Change*:

   On October 3, 2005, Atlantic completed a private placement of 7,539,500 income participating securities ("IPSs") at a price of $10.00 per IPS for gross proceeds of $75,395,000. Each IPS represents: (a) one common share of Atlantic; and (b) Cdn.$5.767 aggregate principal amount of 11.0% subordinated notes of Atlantic.

5. *Full Description of Material Change*:

   Please see "Schedule A" attached hereto.

6. *Reliance on subsection 7.1(2) or (3) of National Instrument 51-102*:

   Not Applicable.

7. *Omitted Information*:

   None.

8. *Executive Officer:*

   For further information, please contact:

   Barry Welch
   (Tel): (617) 531-6369

9. *Date of Report*

   October 7, 2005

SCHEDULE "A"

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

October 3, 2005

Atlantic Power Announces Private Placement of 7.5 million IPSs to Caisse de dépôt et placement du Québec

Proceeds Used to Redeem Portion of Sponsors' Interest

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power") announced today that it had sold 7.5 million Income Participating Securities (IPSs) to Caisse de dépôt et placement du Québec (the "Caisse") in a secondary private placement. Following the transaction, the Caisse will own 16.9% of the outstanding IPSs of Atlantic Power.

The net proceeds from the private placement were used by Atlantic Power to increase its ownership in Atlantic Power Holdings ("Holdings") from 58.1% to 70.1%. Holdings is the U.S. holding company that owns interests in 16 power plants predominantly in the United States. Holdings in turn redeemed, using the net proceeds of the sale, a portion of its ownership held indirectly by ArcLight Energy Partners Funds I and II and other investors (the "Existing Investors") from 41.9% down to 29.9%. The sale results in no dilution to public holders of IPSs, as the price per unit at which the ownership interests of the Existing investors were redeemed was the same as the new proceeds per IPS sold under the private placement.

At the time of Atlantic Power's Initial Public Offering ("IPO") the Existing Investors were given a Liquidity Right allowing them to request that Holdings redeem all or a portion of their interest in Holdings (subject to holding a minimum 10% interest during the first two years after the IPO). Following delivery of a Liquidity Notice from the Existing Investors, Holdings is obligated to use its best efforts to fund the redemption through the sale of additional equity securities to Atlantic Power, which in turn is obligated to use its best efforts to raise funds through the issuance of IPSs or other securities. The private placement to the Caisse is pursuant to the exercise of the Liquidity Right.

The price paid by the Caisse was $10.00 per IPS. Satisfying the Liquidity Notice through this secondary private placement to the Caisse offered cost savings to the parties compared to raising funds through a secondary public issuance of IPSs due to significantly reduced legal, accounting and underwriting expenses.

"We are very pleased to have the Caisse as a significant owner as their long-term investment objectives are strongly aligned with Atlantic Power's business strategy," stated Barry Welch, President and CEO. "We also continue to benefit from the strong support of our Sponsor, Arclight Capital Partners, L.P., who will still retain a 30% interest following the transaction." Two officers also participated as buyers in the private placement.

Regarding this investment, Caisse de dépôt et placement du Québec's Senior Vice President of Investments in Infrastructure, Ghislain Gauthier, said: "This investment in Atlantic Power Corporation fits perfectly our infrastructure portfolio strategy of generating predictable current income and return."

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

About Atlantic Power Corporation:

Atlantic Power Corporation owns interests in a diversified portfolio of 16 power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

About the Caisse de dépôt et placement du Québec

The Caisse de dépôt et placement du Québec is a financial institution that manages funds primarily for public and private pension and insurance plans. As at December 31, 2004, it held CA$102.4 billion of net assets. The leading institutional fund manager in Canada, the Caisse invests in the main financial markets as well as in private equity and real estate.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

Caisse de dépôt et placement du Québec
Gilles des Roberts
Senior advisor
Information and media relations
(514) 847-2175
gdesroberts@lacaisse.com
GOODMANS\\5225441.1

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

October 3, 2005

Atlantic Power Announces Private Placement of 7.5 million IPSs to Caisse de dépôt et placement du Québec

Proceeds Used to Redeem Portion of Sponsors' Interest

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power") announced today that it had sold 7.5 million Income Participating Securities (IPSs) to Caisse de dépôt et placement du Québec (the "Caisse") in a secondary private placement. Following the transaction, the Caisse will own 16.9% of the outstanding IPSs of Atlantic Power.

The net proceeds from the private placement were used by Atlantic Power to increase its ownership in Atlantic Power Holdings ("Holdings") from 58.1% to 70.1%. Holdings is the U.S. holding company that owns interests in 16 power plants predominantly in the United States. Holdings in turn redeemed, using the net proceeds of the sale, a portion of its ownership held indirectly by ArcLight Energy Partners Funds I and II and other investors (the "Existing Investors") from 41.9% down to 29.9%. The sale results in no dilution to public holders of IPSs, as the price per unit at which the ownership interests of the Existing investors were redeemed was the same as the new proceeds per IPS sold under the private placement.

At the time of Atlantic Power's Initial Public Offering ("IPO") the Existing Investors were given a Liquidity Right allowing them to request that Holdings redeem all or a portion of their interest in Holdings (subject to holding a minimum 10% interest during the first two years after the IPO). Following delivery of a Liquidity Notice from the Existing Investors, Holdings is obligated to use its best efforts to fund the redemption through the sale of additional equity securities to Atlantic Power, which in turn is obligated to use its best efforts to raise funds through the issuance of IPSs or other securities. The private placement to the Caisse is pursuant to the exercise of the Liquidity Right.

The price paid by the Caisse was $10.00 per IPS. Satisfying the Liquidity Notice through this secondary private placement to the Caisse offered cost savings to the parties compared to raising funds through a secondary public issuance of IPSs due to significantly reduced legal, accounting and underwriting expenses.

"We are very pleased to have the Caisse as a significant owner as their long-term investment objectives are strongly aligned with Atlantic Power's business strategy," stated Barry Welch, President and CEO. "We also continue to benefit from the strong support of our Sponsor, Arclight Capital Partners, L.P., who will still retain a 30% interest following the transaction." Two officers also participated as buyers in the private placement.

Regarding this investment, Caisse de dépôt et placement du Québec's Senior Vice President of Investments in Infrastructure, Ghislain Gauthier, said: "This investment in Atlantic Power Corporation fits perfectly our infrastructure portfolio strategy of generating predictable current income and return."

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

About Atlantic Power Corporation:

Atlantic Power Corporation owns interests in a diversified portfolio of 16 power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

About the Caisse de dépôt et placement du Québec

The Caisse de dépôt et placement du Québec is a financial institution that manages funds primarily for public and private pension and insurance plans. As at December 31, 2004, it held CA$102.4 billion of net assets. The leading institutional fund manager in Canada, the Caisse invests in the main financial markets as well as in private equity and real estate.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

Caisse de dépôt et placement du Québec
Gilles des Roberts
Senior advisor
Information and media relations
(514) 847-2175
gdesroberts@lacaisse.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

September 19, 2005

Atlantic Power Corporation Announces September 2005 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its distribution for the month of September 2005. A distribution of $0.0859 per Income Participating Security ("IPS") will be payable on October 31, 2005 to holders of record at the close of business on September 30, 2005. The distribution of $0.0859 per IPS reflects the annual distribution increase of $0.03 per IPS announced on September 8, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0859 reflects a cash dividend per common share of $0.0330 and an interest payment of $0.0529 for the month of September 2005.

Atlantic Power Corporation owns interests in a diversified portfolio of 16 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower
Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

September 8, 2005

Atlantic Power Announces Cash Distribution Increase

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power") announced today that it will increase its annual distribution to shareholders by Cdn$ 0.03 per share commencing with the September 2005 distribution.

"We are very pleased to announce this increase in annual cash distributions, the first since our initial public offering in November 2004," commented Barry Welch, President and CEO. "The increase is primarily due to our accretive acquisition of an interest in the Chambers power facility, demonstrating the ongoing execution of our strategy to support and grow distributions over time."

Atlantic Power also announced today that it had completed the previously announced acquisition by Atlantic Power Holdings, LLC ("Holdings") of Epsilon Power Partners, LLC ("Epsilon"). Epsilon owns a 40% equity interest in Chambers Cogeneration LP ("Chambers"), the owner and operator of a net 262 MW pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's Chambers Works complex in southwestern New Jersey. The equity purchase price was approximately US $62.75 million and was funded by cash and a draw on Holdings' revolving credit facility. Epsilon has approximately $43 million of debt outstanding that is non-recourse to Holdings, making the total purchase price approximately $105.75 million.

About Atlantic Power

Atlantic Power Corporation owns interests in a diversified portfolio of 16 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

August 16, 2005

Atlantic Power Corporation Announces August 2005 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its distribution for the month of August 2005. A distribution of $0.0834 per Income Participating Security ("IPS") will be payable on September 30, 2005 to holders of record at the close of business on August 31, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0834 reflects a cash dividend per common share of $0.0305 and an interest payment of $0.0529 for the month of August 2005.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

August 11, 2005

Atlantic Power Agrees to Acquire Interest in New Jersey Power Facility

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power") announced today that Atlantic Power Holdings, LLC ("Holdings") has agreed to acquire Epsilon Power Partners, LLC ("Epsilon"), which owns a 40% equity interest in Chambers Cogeneration LP ("Chambers"), the owner and operator of a net 262 MW pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's ("DuPont's") Chambers Works complex in southwestern New Jersey. The equity purchase price will be approximately US $65.5 million and will be funded by cash and a draw on Holdings' revolving credit facility. Closing of the acquisition is subject to customary closing conditions and is anticipated to occur in September 2005.

The facility being acquired is one of the projects in which Holdings was granted a right of first offer by ArcLight Energy Partners Fund I, L.P. ("ArcLight") at the time of Atlantic Power's initial public offering. The partners of Epsilon are subsidiaries of ArcLight and Delta Power Company, LLC. Epsilon has approximately $43 million of debt outstanding that will be non-recourse to Holdings, making the total purchase price approximately $108.5 million.

The acquisition brings a number of benefits to Atlantic Power's shareholders, as it:

- Is immediately accretive to cash flow;
- Adds two new high quality, investment grade electricity and steam off-takers;
- Enhances diversity of fuel sources;
- Extends the weighted average remaining term of Atlantic Power's power purchase agreement ("PPA") portfolio

The Chambers project produces electricity for sale to Atlantic City Electric Company/Conectiv (rated BBB+) under a PPA through 2024, and electricity and steam to DuPont (rated AA-) for use in its industrial operations, also through 2024. Chambers began commercial operations 1994.

The plant has demonstrated an excellent operating history over the last ten years and is managed by a highly experienced operator. Chambers utilizes the best available environmental control technologies including scrubbers, a bag house, and selective catalytic reduction to reduce emissions. The facility is a member of the U.S. EPA National Environmental Performance Track, a program that recognizes and rewards top environmental performers.

About Atlantic Power

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: ATLANTIC POWER CORPORATION

TSX SYMBOL: ATP.UN

August 11, 2005

Atlantic Power Corporation Announces Strong Second Quarter 2005 Results

- **Cash Available for Distribution: $11.6 million (Cdn $0.38 per IPS)**
- **Distributions Declared: $ 7.4 million (Cdn $0.25 per IPS)**

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its results for the three and six months ended June 30, 2005. All amounts are in US dollars unless otherwise indicated. Cash available for distributions to holders of the Company's listed Income Participating Securities ("IPSs") in the second quarter was $11.6 million or $0.31 (Cdn $0.38) per IPS. Distributions declared for the period were $7.4 million or $0.20 (Cdn $0.25). For the six months ended June 30, 2005 cash available for distributions was $18.9 million or $0.51 (Cdn $0.62) per IPS, while distributions were declared of $14.9 million or $0.40 (Cdn $0.50) per IPS in the period. The payout ratio was 64% in the second quarter and 79% through the first six months of 2005.

The Company generated project and other revenue of $38.0 million and income before administrative and other expenses of $11.3 million in the second quarter. Net loss for the three months ended June 30, 2005 was $5.3 million or $0.14 (Cdn $0.17) per IPS. For the six months ended June 30, 2005, project and other revenue was $75.8 million, generating income before administrative and other expenses of $24.0 million. Net income was $4.6 million or $0.13 (Cdn $0.16) per IPS for the first six months of 2005.

The project portfolio generated strong operating results during the second quarter. Earnings before interest, taxes, depreciation and amortization ("EBITDA") at the Company's power

producing projects was up 3% in the second quarter versus the same period in 2004, excluding the contribution from the lessor interest in the Lake Project acquired in late 2004. The increase is due primarily to higher operating margins, increased ownership in one project, and improved gas resale results at another.

"We were pleased with our performance in the second quarter, including an increase in EBITDA at the project level versus last year and positive results from the MASSPOWER dispositions," commented Barry Welch, President and CEO.

The Company announced earlier today that it agreed to indirectly acquire a 40% interest in the owner and operator of a 262 MW coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's Chambers Works complex in southwestern New Jersey. The equity purchase price of approximately US $65.5 million will be funded by cash and a draw on Holdings' revolving credit facility. As of June 30, 2005 the Company's Reserve Account amounted to approximately $48.6 million. Non-recourse debt of approximately $43 million will also be assumed, making the total purchase price approximately $108.5 million. Closing of the acquisition is subject to customary closing conditions and is anticipated to occur in September 2005.

"This transaction brings a number of benefits to our shareholders," Mr. Welch continued. "It adds two new high quality, investment grade electricity and steam off-takers to our base of customers, enhances the diversity of our fuel sources, and extends the weighted average remaining term of our power purchase agreements. Most importantly, the acquisition is immediately accretive to cash flow."

The full financial statements for the period, including Management's Discussion and Analysis, are available on the Company's web site at www.atlanticpowercorporation.com.

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

Periods Ending (Unaudited)	**June 2005**	**June 2005**
	(3 months)	(6 months)
Cash flows from operating activities	13,006	51,736
Proceeds on disposal of MASSPOWER PPA's and other contracts[1]	(4,908)	(39,081)
Cash flows from operating activities net of proceeds on disposal	8,098	12,655
Project level debt repayment	(5,246)	(6,742)
Interest on IPS portion of subordinated notes	4,683	9,436
Income tax withholding installments recoverable[2]	4,734	4,734
Purchase of property, plant and equipment	(718)	(1,182)
Cash flow available for distribution, USD	**11,551**	**18,901**
Cash flow available for distribution, Cdn.	14,063	22,940
Interest on IPS subordinated notes	4,683	9,436
Dividend on IPS common shares	2,702	5,444
Total IPS distributions, USD	**7,385**	**14,880**
Total IPS distributions, Cdn.	9,203	18,406
Cash flow available for distribution per IPS, Cdn.	**0.38**	**0.62**
Total distribution per IPS, Cdn.	**0.25**	**0.50**

(1) MASSPOWER's aggregate distributions less their normalized operating cash flow (normalized EBITDA less principal repayments).

(2) Represents the portion of income tax withholding installments paid during the quarter related to operating activities exclusive of amounts associated with MASSPOWER PPA and other contract disposals.

The Company commenced operations on November 18, 2004 following completion of its Initial Public Offering (the "IPO") and the acquisition of interests in fifteen non-utility power projects (the "Projects"). The Company did not hold any material assets prior to November 18, 2004 and is considered to have begun operations on that day. As a result, no comparative financial information is available.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the projects and potential acquisitions by the Company. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of potential acquisitions, risks relating to sourcing, financing and completing acquisitions.

Cash Flow Available for Distributions is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

EBITDA is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance.

For further information please contact:
Atlantic Power Corporation
Barry Welch, President and CEO
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower
Corporation

NEWS RELEASE

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

August 10, 2005

Atlantic Power Agrees to Acquire Interest in New Jersey Power Facility

BOSTON, MASSACHUSETTS – Atlantic Power Corporation (TSX: ATP.UN) ("Atlantic Power") announced today that Atlantic Power Holdings, LLC ("Holdings") has agreed to acquire Epsilon Power Partners, LLC ("Epsilon"), which owns a 40% equity interest in Chambers Cogeneration LP ("Chambers"), the owner and operator of a net 262 MW pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's ("DuPont's") Chambers Works complex in southwestern New Jersey. The equity purchase price will be approximately US $65.5 million and will be funded by cash and a draw on Holdings' revolving credit facility. Closing of the acquisition is subject to customary closing conditions and is anticipated to occur in September 2005.

The facility being acquired is one of the projects in which Holdings was granted a right of first offer by ArcLight Energy Partners Fund I, L.P. ("ArcLight") at the time of Atlantic Power's initial public offering. The partners of Epsilon are subsidiaries of ArcLight and Delta Power Company, LLC. Epsilon has approximately $43 million of debt outstanding that will be non-recourse to Holdings, making the total purchase price approximately $108.5 million.

The acquisition brings a number of benefits to Atlantic Power's shareholders, as it:

- Is immediately accretive to cash flow;
- Adds two new high quality, investment grade electricity and steam off-takers;
- Enhances diversity of fuel sources;
- Extends the weighted average remaining term of Atlantic Power's power purchase agreement ("PPA") portfolio

The Chambers project produces electricity for sale to Atlantic City Electric Company/Conectiv (rated BBB+) under a PPA through 2024, and electricity and steam to DuPont (rated AA-) for use in its industrial operations, also through 2024. Chambers began commercial operations 1994.

The plant has demonstrated an excellent operating history over the last ten years and is managed by a highly experienced operator. Chambers utilizes the best available environmental control technologies including scrubbers, a bag house, and selective catalytic reduction to reduce emissions. The facility is a member of the U.S. EPA National Environmental Performance Track, a program that recognizes and rewards top environmental performers.

About Atlantic Power

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For further information please contact:

Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Mark Byskov, the Chief Financial Officer and Corporate Secretary of Atlantic Power Management, LLC, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

"*Mark Byskov*"

Chief Financial Officer and Corporate Secretary
of Atlantic Power Management, LLC

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Barry Welch, the President and Chief Executive Officer of Atlantic Power Management, LLC, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

"*Barry Welch*"

President and Chief Executive Officer of
Atlantic Power Management, LLC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis ("MD&A") of financial condition and results of operations should be read in conjunction with the unaudited financial statements of Atlantic Power Corporation ("Atlantic Power" or "the Company") for the three month and six month periods ended June 30, 2005. All amounts described in the management discussion and analysis of financial condition and results of operations are in thousands of U.S. dollars, unless otherwise stated. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This management discussion and analysis of financial condition and results of operation also contains forward looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". Information contained in this management's discussion and analysis is based on information available to management as of August 11, 2005.

OVERVIEW

The Company completed its Initial Public Offering ("IPO") on November 18, 2004 and after the exercise of the underwriter's over-allotment on December 6, 2004, it owns 58.1% of the common membership interests and all of the outstanding Class A preferred membership interests in Atlantic Power Holdings, LLC ("Holdings"). The remaining 41.9% of the common membership interests and all of the outstanding Class B preferred membership interests in Holdings are owned by subsidiaries of ArcLight Energy Partners Funds I and II (the "ArcLight Funds") and Caithness Energy (such subsidiaries, together, the "Existing Investors"). Holdings was formed to acquire indirect interests in a diversified portfolio of power generating facilities (the "Projects") located primarily in major markets in the United States from the Existing Investors. The Company currently has 36,800,000 Income Participating Securities ("IPSs") outstanding. Each IPS represents one common share of the Company ("Common Shares") and Cdn. $5.767 aggregate principal amount of 11% subordinated notes of the Company ("Subordinated Notes").

As of June 30, 2005 interests were owned in fourteen projects in the United States and one in Jamaica with a combined total power generating capacity of 2,161 megawatts ("MW"). Atlantic Power's interests in the Projects represented approximately 795MW of power, generating capacity as of June 30, 2005. The Projects sell their power under long term power purchase agreements ("PPAs) predominantly to investment grade utilities. These agreements are typically structured to stabilize cash flows by 1) providing significant steady capacity payments as a return of capital provided that the plant meets an availability requirement, regardless of how much it is called to run and 2) passing through most of the Projects' fuel cost changes to the utilities. As a result, the portfolio's net cash flow is generally less sensitive to the amount of power generated, spot market electricity prices or fuel prices.

Management and administrative services are provided to the Company by Atlantic Power Management, LLC, a Delaware limited liability company (the "Manager") formed by ArcLight Capital Partners, LLC ("ArcLight") and the ArcLight Funds. The Manager manages the business of the Company and Holdings and also focuses on

identifying additional acquisitions and investments for the Company. The Manager's employees have substantial energy investing experience and industry relationships to help identify emerging trends and present the Company with accretive acquisition opportunities within the power and energy sector.

The Projects are typically operated and maintained by third party operators under contracts with the Project partnerships. Terms of these agreements vary in length and typically provide for subsequent renewals.

The Company's objectives are to maintain the stability and sustainability of cash distributions to holders of Income Participating Securities ("IPSs") in the form of interest payments on Subordinated Notes and dividends on Common Shares, and to increase, when prudent, dividends on the Common Shares.

To achieve these objectives the Company will focus on enhancing the operation of the Projects through:

(i) optimization of commercial arrangements such as PPAs, fuel supply and transport contracts, steam sales agreements, and management and operation agreements;

(ii) achievement of operating efficiencies and cost reductions;

(iii) upgrade or enhancement of existing equipment or plant configurations; and

(iv) expansion of existing Projects.

The Company also believes that opportunities exist to consolidate, on an accretive basis, ownership positions in certain Projects where it owns partial interests. In addition, opportunities for PPA restructuring and recapitalization at the Projects may provide relatively low cost capital to fund future growth opportunities.

Cash Flow Available for Distributions is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities to Cash Flow Available for Distributions is set out in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

EBITDA is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance.

THE NON-UTILITY POWER GENERATION INDUSTRY

The Projects are non-utility electric generating facilities that operate primarily in the U.S. electric power generation industry. The electric power industry is one of the largest industries in the U.S., with 2003 revenue of nearly $260 billion based on information published by the Energy Information Administration ("EIA") of the U.S. Department of Energy. A growing portion of the power produced in the U.S. is generated by non-utility generators. According to the EIA, there were approximately 7,772 non-utility generators representing 448 gigawatts of capacity and 1,421 gigawatt-hours of total net electric generation in 2003 (equal to 46%, 48% and 37% respectively of industry totals including utilities.) Non-utility generators sell the electricity generated to

electric utilities, other load-serving entities (such as municipalities and electric cooperatives) and industrial consumers through bilateral contracts or wholesale power markets. Utility electricity buyers, in turn, generally sell this electricity to industrial, commercial and residential customers. The power generated by the Projects is generally sold under long-term contracts, referred to as Power Purchase Agreements ("PPAs").

PROJECT PORTFOLIO

The following table outlines the Company's portfolio of power generating assets as of June 30, 2005, including its interest in each facility. Management believes the portfolio is well diversified based on electricity and steam buyers, or off-takers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any one region.

Project Name	Location	Fuel Type	Total MW	Economic Interest[1]	Accounting Treatment[2]	Net MW[3]	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.0%	P	23	Pacific Gas & Electric	2011	BBB
Delta-Person	New Mexico	Natural Gas	132	40.0%[4]	E	53	Public Service of New Mexico	2020	BBB
Gregory	Texas	Natural Gas	400	15.1%[4][7]	E	60	Reynolds Metals [9]	2020	NR
JPPC	Jamaica	Fuel Oil	60	24.1%	E	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13	49.8%	P	7	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.0%	C	110	Progress Energy	2013	BBB
MASSPOWER	Massachusetts	Natural Gas	267	17.5%	E	47	Massachusetts Municipal Wholesale Electric [5]	2013	A-
Mid-Georgia	Georgia	Natural Gas	308	50.0%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.0%	C	91	Niagara Mohawk	2008[6]	A
Orlando	Florida	Natural Gas	126	50.0%	P	63	Progress Energy Reedy Creek Improvement District	2023 2013	BBB A-
Pasco	Florida	Natural Gas	109	49.9%	P	54	Progress Energy	2008	BBB
Rumford	Maine	Coal/ Biomass	85	23.2%[4]	E	20	Central Maine Power MeadWestvaco	2005 [10] 2020	BBB+ BBB
Selkirk	New York	Natural Gas	345	18.5%[4]	E	64	Niagara Mohawk Consolidated Edison	2008 2014	A A
Stockton	California	Coal	55	50.0%	P	28	Pacific Gas & Electric Corn Products International	2008 2008	BBB BBB-
Topsham [8]	Maine	Hydro	14	50.0%	P	7	Central Maine Power	2011	BBB+

(1) Holdings' economic interest represents the percentage ownership interest in the project held indirectly by Atlantic Holdings (except as otherwise noted).

(2) Accounting Treatment: (refer to Note 1 of Consolidated Financial Statements).

C = Consolidated

P = Proportionate Consolidation

E = Equity Method

(3) Represents the interest of Holdings in each project's total electric generation capacity based on Holdings' economic interest in each project.

(4) Represents Holdings' estimate of its share of the cash flow from the project.

(5) On March 1, 2005 MASSPOWER concluded a termination agreement for its one PPA with Boston Edison and two PPAs with Commonwealth Electric and received a termination payment. Massachusetts Municipal Wholesale Electric Co. maintains a right to 7.9% of the project's output, if and when electricity is generated.

(6) A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.

(7) On January 12, 2005 Holdings increased its indirect interest in the Gregory Project to 15.1% or 60.4 net MW.

(8) Holdings owns its interest in this Project as a lessor.

(9) PPA with Dynegy expired as expected in June 2005. See discussion in the Outlook Section.

(10) PPA with CMP expires in December 2005. See discussion in the Outlook Section.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005

(In thousands of US dollars, except per share amounts, unless otherwise stated.)

The Company commenced operations on November 18, 2004 on completion of its Initial Public Offering ("IPO") and the acquisition of interests in fifteen non-utility power projects. The Company did not hold any material assets prior to November 18, 2004 and is considered to have begun operations on November 18, 2004. The Company generates revenues by selling its electricity, steam and other by-products to various off-takers generally under long-term Power Purchase Agreements ("PPAs") and Steam Purchase Agreements. As of June 30, 2005 the Company had PPAs with 15 customers. Details on the duration of the PPAs for each property are presented in the table above.

SUMMARY OF FINANCIAL RESULTS

Periods Ending (Unaudited)	**June 2005**	**June 2005**
	(3 months)	(6 months)
Project revenue [1]	37,966	75,829
Project expenses	30,982	60,737
Project other income (expense) [2]	4,333	8,913
Income before the under noted	11,317	24,005
Administrative and other expenses		
Distribution, non-controlling interest [3]	5,269	10,604
Change in fair value of non-controlling interest [4]	6,528	1,035
Foreign exchange gain (loss) [5]	(2,630)	(6,288)
Other	6,604	13,698
Total administrative and other expenses	15,771	19,049
Income (loss) before income taxes	(4,454)	4,956
Income taxes expense (recovery)	872	340
Net income	(5,326)	4,616
Per share, USD	*(0.14)*	*0.13*
Per share, Cdn..	*(0.17)*	*0.16*
Total assets	729,600	729,600
Total long-term liabilities [6]	576,320	576,320
Cash flows from operating activities	13,006	51,736
Distributions [7]		
Per IPS, USD	*0.20*	*0.40*
Per IPS, Cdn..	*0.25*	*0.50*

(1) Project revenue and project expenses of Holdings' interests in nine projects, including two wholly owned projects which are consolidated, and seven proportionately consolidated projects with interests ranging from 49.9% to 50%. (Refer to Accounting Treatment presented in the preceding Project Portfolio table.)

(2) Includes equity in earnings from partnerships of $5,399 for the three-month period and $11,838 for the six-month period from six projects in which Holdings owns interests of between 15.1% and 24.1%, accounted for on an equity basis.

(3) Distributions declared to holders of 41.9% non-controlling interest in Holdings.

(4) Existing Investors own a 41.9% non-controlling interest in Holdings with certain Liquidity Rights to request that the Company issue equity securities (including IPSs) to raise proceeds that would indirectly be used to redeem portions of the Existing Investors' interest, within the first two years from the IPO. During the two year period following the IPO, the Existing Investors must maintain a minimum 10% aggregate ownership interest in Holdings. This amount represents the mark-to-market change during the reporting period in the obligation of the Company to make such issuance to redeem the Existing Investors' interests in Holdings based on the change in market price per IPS from Cdn. $10.75 at December 31, 2004 to $10.50 at March 31, 2005, to Cdn. $10.80 at June 30, 2005.

(5) Net impact of foreign exchange changes on the US dollar equivalent of Canadian dollar denominated debt, and the mark-to-market value of currency hedges and realized foreign exchange gains and losses for the period.

(6) Includes the increase in the USD equivalent of Cdn.. denominated obligations.

(7) Distribution declared during the reporting period.

PROJECT PERFORMANCE: THREE MONTH PERIOD ENDED JUNE 30, 2005

While aggregate generation and plant availability were down 6% and 1.6% respectively at the Projects during the second quarter of 2005 compared to the second quarter of 2004, EBITDA at the Projects was up 3%, excluding the $4.4 million increase due to the acquisition in late 2004 of the lessor interest in the Lake Project. Two plants had scheduled major maintenance outages that caused a non-recurring decrease in generation. Significant factors in the EBITDA increase include favorable impacts from 1) improved operating margins at the Lake project, 2) increased ownership in the Gregory project , 3) improved gas resale results at Selkirk and 4) Pasco's enhanced control system that allows it to cycle on and off more easily based on available margin, as well as positive performance at several other Projects, offset by reduced capacity revenues at MASSPOWER versus the prior period due to the successful buyout of three PPAs in March 2005.

Changes in availability of the Projects do not necessarily translate directly to revenue or EBITDA changes since capacity payments are received as long as the relevant threshold performance is still being met under the PPAs. In addition, changes in generation do not necessarily translate directly to changes in revenue or EBITDA, since some projects may, at times, provide higher margin from resale of unused gas than from incremental electricity generation, or changes such as the one described above at Pasco to allow more selective generation based on profitability.

PROJECT PERFORMANCE: SIX MONTH PERIOD ENDING JUNE 30, 2005

While aggregate generation and plant availability were down 5% and 0.3% respectively at the Projects during the first half of 2005 compared to the first half of 2004, EBITDA at the Projects was up 11%, excluding the increase due to the acquisition in late 2004 of the lessor interest in the Lake Project. Significant factors in this EBITDA increase include favorable impacts from 1) improved operating margins at the Lake project, 2) increased ownership in the Gregory project , 3) improved gas resale results at Selkirk and 4) Pasco's enhanced control system that allows it to cycle on and off more easily based on available margin, as well as positive performance at several other Projects, offset by unfavorable impacts from 1) MASSPOWER PPA buyouts, which eliminated a substantial amount of capacity revenues, and 2) the impact from Onondaga's index hedge agreement, which did not exist for the entire prior year period.

Among the Company's largest costs is the supply of natural gas, coal and other fuels required to operate the Projects. Each of the Projects generally has a long-term fuel supply agreement whose term matches the term of the corresponding PPA. Fuel costs, particularly natural gas costs, were at historically high levels in the US through the reporting period. However, the majority of the PPAs provide for the pass-through or indexing of fuel costs to the off-takers. Selkirk extended the term of three of its four gas purchase agreements towards the end of 2004 and is currently in the process of replacing the fourth contract. Under the project's PPA with Consolidated Edison, while most of the gas cost is passed through, there is a gas price-based formulaic cap in the energy payment that may be slightly exceeded at some times by the project's fuel cost. However, in the 2005 periods discussed above, the project's EBITDA was improved versus the same periods in 2004 based on improved gas resale results.

CASH FLOW FROM OPERATIONS AND RESERVE ACCOUNT

The Company's cash flow from the Projects will vary from year to year based on, among other things, changes in rates under the PPAs, fuel supply agreements, steam sales agreements and other project contracts, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market pricing following the expiry of PPAs, fuel supply and transportation contracts, working capital requirements and the general performance of the Projects. Project cashflows themselves may have some seasonality and the pattern and frequency of distributions from Projects to Holdings during the year can also vary.

In order to provide holders of IPSs with stable and sustainable cash distributions, the Company deposited approximately $12.5 million into a Reserve Account at the closing of its IPO and will deposit funds in the Reserve Account from time to time to stabilize future cash distributions and fund acquisitions and other growth opportunities. As of June 30, 2005, 2005 the Reserve Account held $48,657 which includes the approximately $35,900 that Holdings received related in March 2005 to the termination of three Power Purchase Agreements at the MASSPOWER project.

The Company's cash flow from operations was $13,006 and $51,736, for the three and six month periods ended June 30, 2005, respectively, and was in line with expectations for the period, taking into account the distributions from MASSPOWER, further described in the Acquisitions and Dispositions Section.

CASH FLOW AVAILABLE FOR DISTRIBUTION

Holders of IPSs receive cash distributions in the form of interest payments on Subordinated Notes and dividends on Common Shares. For the three month period ended June 30, 2005 distributions of $7,385 were declared. A total of Cdn. $0.25 per IPS was declared and was comprised of interest payments of Cdn. $0.16 on the 11% subordinated note portion of the IPS, plus Cdn. $0.09 common share dividend per IPS.

The following table shows the calculation of Cash Available for Distribution starting with net cash provided by operating activities for the three months ended June 30, 2005 as well as the year-to-date.

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

Periods Ending (Unaudited)	**June 2005** (3 months)	**June 2005** (6 months)
Cash flows from operating activities	13,006	51,736
Proceeds on disposal of MASSPOWER PPA's and other contracts[1]	(4,908)	(39,081)
Cash flows from operating activities net of proceeds on disposal	8,098	12,655
Project level debt repayment	(5,246)	(6,742)
Interest on IPS portion of subordinated notes	4,683	9,436
Income tax withholding installments recoverable[2]	4,734	4,734
Purchase of property, plant and equipment	(718)	(1,182)
Cash flow available for distribution, USD	**11,551**	**18,901**
Cash flow available for distribution, Cdn..	14,063	22,940
Interest on IPS subordinated notes	4,683	9,436
Dividend on IPS common shares	2,702	5,444
Total IPS distributions, USD	**7,385**	**14,880**
Total IPS distributions, Cdn..	9,203	18,406
Cash flow available for distribution per IPS, Cdn..	**0.38**	**0.62**
Total distribution per IPS, Cdn..	**0.25**	**0.50**

(1) MASSPOWER's aggregate distributions less their normalized operating cash flow (normalized EBITDA less principal repayments).

(2) Represents the portion of income tax withholding installments paid during the quarter related to operating activities exclusive of amounts associated with MASSPOWER PPA and other contract disposals.

LIQUIDITY AND CAPITAL RESOURCES

The Company has adequate liquidity from several sources in addition to cash flow from operations. The Reserve Account held $12,509 at December 31, 2004 and it currently holds $48,657 as of June 30, 2005. A portion of the Reserve Fund is available to fund acquisitions and other growth opportunities enhancing the long-term stability of distributions.

Holdings has a $50,000 revolving term credit facility, $15,061 of which is allocated, but not drawn, to support letters of credit for contingent liabilities at several projects. There have been no draw downs on the facility since the IPO. In addition, the Projects themselves generally have their own reserve accounts to support payments for major maintenance costs and project-level debt service.

All project-level debt is non-recourse to the Company or Holdings and is fully amortizing over the life of the projects' PPAs.

ACQUISITIONS & DISPOSITIONS

In April and June Holdings received aggregate distributions of approximately $6,125 from the MASSPOWER project. The distributions were comprised of (i) a portion of the proceeds paid to the project from the sale of two of its gas purchase agreements and operating income. The MASSPOWER project has repaid its outstanding debt and will continue to make available approximately 7.9% of its output under its remaining power purchase agreement through 2013 when it is dispatched, and will have the option to sell the remainder of its output into the wholesale spot market.

CAPITAL EXPENDITURES

Capital expenditures for the Projects are made at the project level using current project cash flow and project reserves. Therefore, the distributions that Holdings receives from the Projects are made net of capital expenditures needed at the projects. Generally, there is relatively little capital expenditure since repairs and most major maintenance expenditures are expensed.

An estimated $2 million capital project is underway at the Pasco project to construct a water distillation facility that will serve as the project's thermal load. There is sufficient cash at the project to fund the construction and approximately $730 was spent in the three-month period. Construction is substantially complete but is pending final acceptance.

A gas turbine upgrade project was completed this quarter at the Orlando project, which has already begun to show results through an increase in its output and efficiency characteristics. The upgrade took place during a previously scheduled major maintenance outage. The cost was financed via a new Long Term Service Agreement between the Project and the manufacturer which will expire in 2014.

CONTRACTUAL OBLIGATIONS

(a) Each project typically has a set of contracts that includes the following, which are obligations of the project partnerships and non-recourse to the Company. Therefore, specific contracts for individual projects are not discussed in detail in the MD&A.

- PPAs generally allow projects to pass through their fuel costs. See the earlier Project Portfolio table for off-takers and durations.
- Fuel Supply agreements have minimum volume requirements with terms typically similar to their respective PPA.
- Fuel Transportation agreements incorporate capacity reservation/demand payments.

- Steam Sales agreements track PPA lengths and are designed to meet regulatory requirements for thermal load/efficiency at fossil fuel plants.
- O&M agreements contract for operations and maintenance services by third parties or owners.
- Long-term service agreements may be in place for gas or steam turbine inspections and overhauls.
- Site Lease agreements grant use of project land where projects don't own the site.
- Project Debt is non-recourse and fully amortizing during PPA terms.

A detailed description of the Projects' agreements at the time of the IPO is contained in the Technical Review performed by Stone and Webster in conjunction with the Company's IPO, with updated information in its Annual Information Form, dated March 31, 2005. Both documents are available on SEDAR.

(b) Swap Agreement – see foreign currency hedging arrangements below

(c) Office Lease Obligations:

The Manager subleases its office space from ArcLight, under an agreement through 2014. The obligations under this sublease are $130 per year in 2005-2007 and a total of $933 for the period 2008-2014.

(d) The Company pays a management fee under the Management Agreement, among the Company, Holdings and Manager. The management fee is subject to adjustment for future acquisitions as agreed to by the Company and Holdings' independent Managers, plus incentives and expenses. The Company paid the Manager $1,210 during the six month period ended June 30, 2005.

(e) Subordinated Notes – As of June 30, 2005, the Company had $205,627 outstanding of 11% subordinated notes due 2016. The notes are interest only until their maturity.

RELATED PARTY TRANSACTIONS

The Manager has been engaged under the Management Agreement to provide certain management and administrative services to the Company and Holdings, for which it is paid (i) an annual management fee, (ii) reimbursement of costs, and (iii) an annual incentive fee equal to 25% of the excess in distributions paid to unit holders during the year above the initial targeted distributions at the IPO. The Management Agreement has an initial term of 20 years. The Manager is owned by the ArcLight Funds. Subsidiaries of the ArcLight Funds along with a subsidiary of Caithness Energy own 41.9% of Holdings.

The seven-person Board of Managers of Holdings includes two members from the manager of the ArcLight Funds who were appointed by the Existing Investors, and the President and CEO of the Manager, but they may not vote on any proposed acquisitions by Holdings of projects from the ArcLight Funds.

The Manager receives administrative and office support services from the manager of the ArcLight Funds under a Management Support Agreement on a cost recovery basis. This agreement also requires ArcLight and its affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings,

investment opportunities that do not fit within the investment guidelines for ArcLight Fund I and Fund II or other investment funds managed by ArcLight or its affiliates.

At the time of the IPO, Holdings was granted a right of first offer ("ROFO") on a number of power producing projects currently owned by the ArcLight Energy Partners Fund Is. The right of first offer relates to interests in 11 power generating projects representing approximately 706 net MW of total electric generation capacity. During the quarter, Fund I offered a package of nine of the ROFO projects to Holdings for purchase. Holdings conducted an analysis of the price and terms offered by Fund I and concluded to decline to purchase the projects and notified Fund I that it was declining to purchase the projects on the terms offered. Under the terms of the right of first offer, Fund I has until November 23, 2005 to sell the projects at a price and on terms no less favorable to a third party than those declined by Holdings. If Fund I receives an offer to purchase the projects prior to November 23, 2005 on terms more favorable to the third party than those offered to Holdings, then, before Fund I may accept the offer, it must first provide Holding with the opportunity to match the offer. If Fund I has not sold its interest in the projects by November 23, 2005, the procedures set out in the right of first offer will apply again. The Manager understands that Fund I is negotiating with a third party for the sale of its interest in the projects but that an agreement for the sale has not been reached.

As disclosed above, the Manager subleases its office space from ArcLight, under an agreement through 2014.

Caithness Energy has an indirect ownership interest in one of the Existing Investors. Subsidiaries of Caithness Energy provide operations and maintenance at four of the Projects and accounting, tax and other administrative functions for 12 of the Projects under agreements which are in effect through 2007 and renewable thereafter. During the six month period ended June 30, 2005, Holdings incurred project operator fees and expenses of $1,375 for services provided by Caithness Energy.

FOREIGN EXCHANGE HEDGING ARRANGEMENTS

At the time of the IPO closing, Holdings entered into forward contracts to purchase Canadian dollars sufficient to make 60 monthly distributions through December 2009 at the current distribution level to all holders including Existing Investors, as well as interest payments on the separate subordinated notes at a rate of Cdn.$1.2073/U$1.00. The Company contemplates extending the term of the hedge each year so that it covers five years of distributions on a rolling basis. For the six month period ending June 30, 2005, the net impact of the change in the foreign exchange rate on (i) the aggregate value of the hedges and (ii) the Company's outstanding Subordinated Notes and its liability to Existing Investors from their liquidity right, and (iii) realized foreign exchange loss was a loss of approximately $6,288.

ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. During the period presented, management has made a number of estimates

and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property plant and equipment and power purchase contracts, the recoverability of equity investments, the recoverability of future tax assets and the fair value of financial instruments and derivatives. Refer to Note 1 of the audited consolidated financial statements for the period ended December 31, 2004.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies during the reporting period. Management is also not aware of any changes in accounting policies in the foreseeable future that, if changed, would materially affect the Company's overall financial condition or results of operations.

SUBSEQUENT EVENTS

On August 11, 2005 the Company announced that it agreed to acquire Epsilon Power Partners, LLC ("Epsilon"), which owns a 40% interest in Chambers Cogeneration LP ("Chambers"), the owner and operator of a 262 MW pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's ("DuPont's") Chambers Works complex in southwestern New Jersey. The total purchase price will be approximately US $65.5 million and will be funded by cash and a draw on Holdings' revolving credit facility. Epsilon has approximately $43 million of debt outstanding that will be non-recourse to Holdings. Closing of the acquisition is subject to customary closing conditions and is anticipated to occur in September 2005.

The facility being acquired is one of the projects in which Holdings was granted a right of first offer by ArcLight Energy Partners Fund I, L.P. ("ArcLight") at the time of Atlantic's IPO. The partners of Epsilon are subsidiaries of ArcLight and Delta Power Company, LLC

The acquisition extends the weighted average remaining term of Atlantic Power's power purchase agreement ("PPA") portfolio. The Chambers project sells electricity to Atlantic City Electric Company/Conectiv (rated BBB+) under a PPA through 2024, and electricity and steam to DuPont (rated AA-) for use in its industrial operations, also through 2024. Chambers began commercial operations 1994.

Plant operations are managed by a highly experienced operator that has demonstrated an excellent operating history over the last ten years. Chambers utilizes the best available environmental control technologies including scrubbers, a baghouse, and selective catalytic reduction to reduce emissions. The facility is a member of the U.S. EPA National Environmental Performance Track, a program that recognizes and rewards top environmental performers.]

One of Holdings' subsidiaries that is a limited partner in the MASSPOWER project was named along with all of the project's other partners as a defendant in a lawsuit filed by Massachusetts Municipal Wholesale Electric Company ("MMWEC"). MMWEC holds the only remaining power purchase agreement with MASSPOWER and makes claims in the complaint about its rights under the PPA. At this time MASSPOWER believes that the suit lacks merit and Management does not believe that the suit will have a material impact on the project's operations or valuation.

OUTLOOK

In order to maintain stable distributions and provide long term growth, the Company will continue to focus on enhancing the financial performance of the existing Projects and pursuing accretive acquisitions predominantly in the U.S. market.

On July 15, 2005 the Gregory project's PPA with Dynegy expired as expected. Gregory is located in the ERCOT regional electricity market in Texas, which has been returning to supply-demand balance following a period of overbuilding new plants and, more recently, very substantial retirements of older utility plants. With prices firming, the project elected to enter into a short term interim agreement and is now analyzing bids it has received for a longer term PPA. Consistent with information at the time of the IPO, Gregory was not anticipated to be a significant contributor to near term cash flows, but is a very efficient gas-fired project with good longer term potential in an improving power market.

Rumford's PPA with Central Maine Power will expire as expected in December 2005. At that time, the project's PPA with the adjacent former Mead paper mill requires the mill to buy its output, and negotiations are underway about that arrangement. Projections by Stone & Webster in their Technical Review at the time of the IPO (filed on SEDAR) showed no cash flow for 2006 and beyond from Rumford, but Management believes that there is potential upside possible either through the PPA with the paper mill or by selling the output into the New England power market.

Other PPAs in the portfolio have various expirations, and in each case the project's partners plan for that occurrence by evaluating various options in the market in order to continue maximizing project cash flows. For example, projects with expirations in the 2008-2009 timeframe have already begun to prepare and execute solicitations for potential new power purchase arrangements. While it is difficult to predict these outcomes with certainty, the Technical Review mentioned above made individual power market and fuel price assessments in projecting possible economic outcomes. Neither Stone & Webster nor Management has assumed that pricing under existing PPAs from earlier regimes will necessarily be sustained at pre-expiration levels.

RISK FACTORS

Atlantic Power's future performance and ability to generate sufficient cash flow to meet its monthly cash distributions to holders of IPSs and the Common Shares and Subordinated Notes represented thereby involves a number of risks and uncertainties. Any of these risks and uncertainties could have a material adverse effect on the Company's results of operations, business prospects, financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares, or Subordinated Notes or on the market price or value of IPSs, Common Shares or Subordinated Notes. A discussion of these risks and uncertainties can be found in the Company's Annual MD&A and Annual Information Form dated March 31, 2005.

ADDITIONAL INFORMATION

Additional information is available on the Company's website at www.atlanticpowercorporation.com, or at www.sedar.com.

Consolidated Financial Statements
(In U.S. dollars)

ATLANTIC POWER CORPORATION

Three months and six months ended June 30, 2005
(Unaudited)

ATLANTIC POWER CORPORATION

Consolidated Balance Sheet
(In thousands of U.S. dollars)

	June 30, 2005 (Unaudited)	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 24,461	$ 22,663
Reserve fund	48,657	12,509
Restricted cash	19,799	28,971
Current portion of indexed swap	34,388	29,899
Accounts receivable	17,165	17,522
Prepayments, supplies and other	5,529	4,771
	149,999	116,335
Property, plant and equipment	291,827	293,988
Equity investments	112,569	139,696
Power purchase contracts	100,963	105,914
Long-term portion of indexed swap	61,799	69,692
Deferred financing costs	10,904	11,399
Other	1,539	3,179
	$ 729,600	$ 740,203
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 15,518	$ 17,780
Current portion of long-term debt	14,667	13,764
Current portion of indexed swap hedge	12,753	7,320
Income taxes payable	2,731	–
Current portion of gas transportation contract commitment	3,719	3,719
Interest payable on subordinated notes	1,861	2,719
Distribution payable, non-controlling interest	1,794	2,622
Dividends payable	916	1,338
Other	–	995
	53,959	50,257
Long-term debt	280,633	292,229
Other liabilities - non-controlling interests	233,485	236,928
Gas transportation contract commitment	30,925	33,748
Indexed swap hedge	25,301	22,973
Other liabilities and deferred revenue	5,976	3,919
Shareholders' equity:		
Common stock	121,381	121,381
Deficit	(22,060)	(21,232)
	99,321	100,149
Subsequent events and contingencies (note 6)		
	$ 729,600	$ 740,203

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statement of Income and Deficit
(In thousands of U.S. dollars, except per share amount)

	Three months ended June 30, 2005	Six months ended June 30, 2005
	(Unaudited)	
Project revenue:		
Energy sales	$ 34,441	$ 70,413
Indexed swap	3,269	3,477
Other	256	1,939
	37,966	75,829
Project expenses:		
Fuel	14,619	29,114
Operations and maintenance	7,308	13,529
Project operator fees and expenses	1,724	3,321
Amortization	7,331	14,773
	30,982	60,737
Project other income (expense):		
Equity earnings, net	5,399	11,838
Interest, net	(1,066)	(2,925)
	4,333	8,913
Income before the undernoted	11,317	24,005
Administrative and other expenses:		
Management fees and administration	1,052	2,309
Amortization of deferred financing costs	247	495
Interest, net	5,305	10,894
Distribution, non-controlling interest	5,269	10,604
Change in fair value of non-controlling interest	6,528	1,035
Foreign exchange gain	(2,630)	(6,288)
	15,771	19,049
Income (loss) before income taxes	(4,454)	4,956
Income taxes	872	340
Net income (loss)	(5,326)	4,616
Deficit, beginning of period	(14,032)	(21,232)
Dividends	(2,702)	(5,444)
Deficit, end of period	$ (22,060)	$ (22,060)
Basic income (loss) per share	$ (0.14)	$ 0.13

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statement of Cash Flows
(In thousands of U.S. dollars)

	Three months ended June 30, 2005	Six months ended June 30, 2005
	(Unaudited)	
Cash flows from (used in) operating activities:		
Net income (loss)	$ (5,326)	$ 4,616
Items not involving cash:		
Amortization	7,578	15,268
Equity earnings	(5,399)	(11,838)
Change in fair value of non-controlling interest	6,528	1,035
Amortization of gas transportation contract commitment	(563)	(2,823)
Foreign exchange gain	(2,992)	(6,831)
Market value adjustments on indexed swap and hedge	(3,269)	(3,477)
Change in fair value of interest rate swap	(689)	(689)
Change in other non-cash balances	2,447	(4,138)
Indexed swap and hedge settlements	6,256	14,644
Distributions from equity investments, including proceeds from disposal of power purchase agreements	8,435	45,969
	13,006	51,736
Cash flows used in financing activities:		
Dividends paid	(2,714)	(5,866)
Repayment of long-term debt	(5,246)	(6,742)
	(7,960)	(12,608)
Cash flows used in investing activities:		
Purchase of property, plant and equipment	(718)	(1,182)
Increase in cash and cash equivalents and reserve fund	4,328	37,946
Cash and cash equivalents and reserve fund, beginning of period	68,790	35,172
Cash and cash equivalents and reserve fund, end of period	$ 73,118	$ 73,118
Represented by:		
Cash and cash equivalents	$ 24,461	$ 24,461
Reserve fund	48,657	48,657
	$ 73,118	$ 73,118
Supplemental cash flow information:		
Interest paid	$ 7,453	$ 15,062

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Notes to Consolidated Financial Statements
(In thousands of U.S. dollars)

Three months and six months ended June 30, 2005
(Unaudited)

Atlantic Power Corporation (the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004. The Company issued income-participating securities ("IPSs") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive.

1. Basis of presentation:

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the period ended December 31, 2004, as set out in the 2004 Annual Report since they do not contain all the disclosures that are in accordance with Canadian generally accepted accounting principles for annual financial statements. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation as were used for the audited consolidated financial statements for the period ended December 31, 2004.

2. Acquisitions:

(a) Adjustment of 2004 acquisition:

The Company formed Atlantic Power Holdings, LLC ("Atlantic Holdings"), a Delaware limited liability company, for the purpose of acquiring indirect interests in 15 projects from Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC (the "Existing Investors") and acquired the interests of the Existing Investors in the projects that were held by their wholly owned subsidiaries.

(In thousands of U.S. dollars)

2. Acquisitions (continued):

On November 18, 2004, Atlantic Holdings acquired for total consideration of $522,638 (including $1,014 in acquisition costs) an indirect interest in 15 projects located primarily in the United States of America. During the six months ended June 30, 2005, the fair value of certain projects was finalized. The purchase price allocation has been adjusted as follows:

	Original purchase equation	Adjustments	Revised purchase equation
Working capital	$ 47,213	$ 689	$ 47,902
Equity investments	142,777	6,969	149,746
Property, plant and equipment	296,132	4,084	300,216
Power purchase contracts	107,340	2,289	109,629
Indexed swap and hedge, net	71,902	–	71,902
Other	(2,242)	(3,965)	(6,207)
Long-term debt	(102,476)	–	(102,476)
Gas transportation contract commitment	(38,008)	–	(38,008)
Future tax liability	–	(10,066)	(10,066)
Total purchase price	522,638	–	522,638
Less repayment of assumed debt	167,831	–	167,831
	354,807	–	354,807
Less cash acquired	12,000	–	12,000
	$ 342,807	$ –	$ 342,807
Consideration represented by:			
Cash paid, net of cash acquired	$ 83,725	$ –	$ 83,725
Non-controlling interest (note 3)	259,082	–	259,082
	$ 342,807	$ –	$ 342,807

The Company remains in the process of finalizing its purchase price allocation and the tax basis of the assets acquired.

(In thousands of U.S. dollars)

2. Acquisitions (continued):

(b) Project acquisition:

During the six months ended June 30, 2005, Atlantic Holdings increased its interest in one of its existing projects. The fair value of the interest acquired by the Company was $1,147 and was financed by cash consideration at the project level.

3. Other liabilities - non-controlling interest:

As of June 30, 2005, the Existing Investors have a 41.9% (December 31, 2004 - 41.9%) interest in Atlantic Holdings and also have the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest for a two-year period from November 18, 2004. The repurchase of the Existing Investors' interests is conditional upon Atlantic Holdings being able, after utilizing its best efforts, to complete or cause the completion of an equity financing on terms acceptable to the managers of Atlantic Holdings who are independent of the Existing Investors and their affiliates, acting reasonably, to secure the necessary funds to enable it to purchase the Existing Investors' interests. Atlantic Holdings may only finance repurchases of Existing Investors' interests pursuant to the exercise of the rights by issuing additional equity securities. This may occur through the sale of equity interests to the Company, the purchase of which may be financed by a sale of IPSs or other equity securities of the Company. These interests are treated as a liability of the Company and are recorded at fair value on the consolidated balance sheet. To purchase the remaining 41.9% interest, 26,491,865 IPSs would be required to be issued.

Any change in fair value of the non-controlling interest is recognized in the consolidated statement of income and deficit as change in non-controlling interest. For the six months ended June 30, 2005, a cost of $1,035 is reflected in the consolidated statement of income and deficit.

(In thousands of U.S. dollars)

4. Related party transactions:

During the six months ended June 30, 2005, in accordance with the management agreement, the Company paid $1,210 to Atlantic Power Management, LLC, the Manager.

In addition, the Company incurred expenses of $1,375 for operations and maintenance services provided by Caithness Energy.

5. Basic income (loss) per share:

Basic income (loss) per share has been calculated using the weighted average number of units outstanding during the period of 36,800,000.

6. Subsequent events and contingencies:

(a) On August 11, 2005, the Company announced it agreed to acquire Epsilon Power Partners, LLC ("Epsilon") which owns a 40% interest in Chambers Cogeneration LP ("Chambers") the owner and operator of a 262 MW pulverized coal-fired cogeneration facility located at E.I. DuPont de Nemours & Company's ("DuPont's") Chambers Works complex in southwestern New Jersey. The total purchase price will be approximately $65,500 and will be funded by cash and a draw on Atlantic Holdings' revolving credit facility. Epsilon has approximately $43,000 of debt outstanding that will be non-recourse to Atlantic Holdings. Closing of the acquisition is subject to customary closing conditions and is anticipated to occur in September 2005.

(b) One of Atlantic Holdings' subsidiaries that is a limited partner in the MASSPOWER project was named along with all of the project's other partners as a defendant in a lawsuit filed by Massachusetts Municipal Wholesale Electric Company ("MMWEC"). MMWEC holds the only remaining power purchase agreement with MASSPOWER and makes claims in the complaint about its rights under the EPA. At this time, MASSPOWER believes that the suit lacks merit and management does not believe that the suit will have a material impact on the project's operations or valuation.

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

July 19, 2005

Atlantic Power Corporation Announces July 2005 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its distribution for the month of July 2005. A distribution of $0.0834 per Income Participating Security ("IPS") will be payable on August 31, 2005 to holders of record at the close of business on July 29, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0834 reflects a cash dividend per common share of $0.0305 and an interest payment of $0.0529 for the month of July 2005.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

June 16, 2005

Atlantic Power Corporation Announces June 2005 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of June 2005. A distribution of $0.0834 per Income Participating Security ("IPS") will be payable on July 29, 2005 to holders of record at the close of business on June 30, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0834 reflects a cash dividend per common share of $0.0305 and an interest payment of $0.0529 for the month of June 2005.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

Atlantic Power Corporation

Annual Meeting of Shareholders

Held on June 8, 2005

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

Brief Description of Matters Voted Upon	Outcome of the Vote	Conducted by Ballot *(Indicate if votes were cast in person or by proxy*		
		Number or Percentage of Votes Cast		
		For	Against	Withheld
Election of Directors	Passed by show of hands	n/a	n/a	n/a
Appointment of Auditors and authorization of trustees to fix remuneration	Passed by show of hands	n/a	n/a	n/a
Continuance to the Province of British Columbia	Passed by show of hands	n/a	n/a	n/a

ATLANTIC POWER CORPORATION, by its manager, Atlantic Power Management, LLC

By: *"Mark Byskov"*

Mark Byskov, Chief Financial Officer and Corporate Secretary

Ontario

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8 | CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8

Web site: www.osc.gov.on.ca

**IN THE MATTER OFNATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

Atlantic Power Corporation

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that notices of acceptance of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon,** and **Nunavut** have been issued for an **Initial Annual Information Form** of the above issuer dated **March 31, 2005.**

DATED at Toronto this **26th** day of **May, 2005.**

"John Hughes"

John Hughes
Manager, Corporate Finance Branch

SEDAR Project # 781055

CERTIFICATE

TO: ONTARIO SECURITIES COMMISSION AND THE SECURITIES COMMISSION OR OTHER SECURITIES REGULATORY AUTHORITY IN EACH OF THE OTHER PROVINCES AND TERRITORIES OF CANADA (THE "SECURITIES REGULATORY AUTHORITIES")

Reference is made to Part 2.20 of National Instrument 54-101 (the "Instrument").

Atlantic Power Corporation hereby certifies to the Securities Regulatory Authorities that it is abridging the time prescribed in the Instrument for sending out proxy-related materials for its 2005 annual meeting of Unitholders in reliance on Part 2.20 of the Instrument and that it has complied with Subsection 2.20(a) and (b) of the Instrument.

DATED the 17th day of May, 2005.

ATLANTIC POWER CORPORATION,
by its manager, Atlantic Power Management, LLC

Per: *"Barry Welch"*

Name: Barry Welch
Title: President and Chief Executive Officer

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

May 18, 2005

Atlantic Power Corporation Announces May 2005 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of May 2005. A distribution of $0.0834 per Income Participating Security ("IPS") will be payable on June 30, 2005 to holders of record at the close of business on May 31, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0834 reflects a cash dividend per common share of $0.0305 and an interest payment of $0.0529 for the month of May 2005.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower Corporation

PROXY FOR REGISTERED HOLDERS OF COMMON SHARES

This proxy is being solicited by Atlantic Power Management, LLC (the "Manager") the Manager of Atlantic Power Corporation (the "Issuer") from holders of common shares of the Issuer ("Shareholders") for use in connection with the annual and special meeting (the "Meeting") of Shareholders to be held on June 8, 2005 at the Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario at 10:30 a.m. (Toronto time). Reference is made to the accompanying management information circular of the Issuer dated May 9, 2005 (the "Circular") for further information.

The undersigned Shareholder of the Issuer hereby appoints IRVING GERSTEIN or, failing him, JOHN McNEIL (or instead of either of them ....), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise if personally present and with authority to vote at the said proxyholder's discretion unless herein otherwise specified. The said proxyholder is hereby specifically directed to:

1. **VOTE FOR ☐ or WITHHOLD FROM VOTING ON ☐** the election of Irving Gerstein, Ken Hartwick and John McNeil as members of the board of directors;

2. **VOTE FOR ☐ or WITHHOLD FROM VOTING ON ☐** the appointment of KPMG LLP as the auditors of the Issuer and the authorization of the Issuer's board of directors to fix such auditors' remuneration; and

3. **VOTE FOR ☐ or VOTE AGAINST ☐** the resolution in the form attached as Schedule "B" to the Circular authorizing the continuance of the Issuer into the Province of British Columbia.

DATED this ______ day of ________________________, 2005.

____
Name of Shareholder

____
Signature of Shareholder

NOTE:

1. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions noted hereon on any ballot that may be called for. **In the absence of instructions to the contrary, the shares will be voted "FOR" the above-mentioned items.** The Manager presently knows of no matters to come before the Meeting other than the matters identified in the notice of the Meeting. If any matters that are not known should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the said proxyholder.

2. To vote this proxy, the Shareholder must sign in the space provided on this form. Please sign exactly as the name appears hereon and in which the shares are registered. If the Shareholder is a corporation, the proxy should be executed by duly authorized officers and its corporate seal must be affixed. **If this proxy is not dated in the space provided, the proxy shall be deemed to bear the date on which it was mailed by the Issuer.**

4. **The Shareholder has the right to appoint a person, other than the persons designated, to attend, vote and act for the Shareholder and on the Shareholder's behalf at the Meeting.** Such right may be exercised by striking out the names of the specified persons and inserting the name of such other person in the space provided.

5. This proxy revokes all prior proxies given by the Shareholder represented by this proxy and may be revoked at any time before it has been exercised.

6. Reference should be made to the Circular, which accompanies the notice of Meeting, for a full explanation of the rights of Shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.

AtlanticPower Corporation

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the shareholders of Atlantic Power Corporation (the "**Corporation**") will be held at the Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario on Wednesday, the 8th day of June, 2005 at the hour of 10:30 a.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Corporation for the year ended December 31, 2004, together with the report of the auditors thereon;

2. **TO ELECT** members of the board of directors of the Corporation;

3. **TO APPOINT** auditors and authorize the board of directors of the Corporation to fix the remuneration of the auditors;

4. **TO CONSIDER,** and if thought advisable, to pass a resolution in the form set forth in schedule "B" to the accompanying management information circular authorizing the continuance of the Corporation into the Province of British Columbia; and

5. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 9th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"*Irving Gerstein*"

Chair of the Board of Directors
Atlantic Power Corporation

AtlanticPower Corporation

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 8, 2005

May 9, 2005

AtlanticPower Corporation

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the shareholders of Atlantic Power Corporation (the "**Corporation**") will be held at the Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario on Wednesday, the 8th day of June, 2005 at the hour of 10:30 a.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Corporation for the year ended December 31, 2004, together with the report of the auditors thereon;

2. **TO ELECT** members of the board of directors of the Corporation;

3. **TO APPOINT** auditors and authorize the board of directors of the Corporation to fix the remuneration of the auditors;

4. **TO CONSIDER,** and if thought advisable, to pass a resolution in the form set forth in schedule "B" to the accompanying management information circular authorizing the continuance of the Corporation into the Province of British Columbia; and

5. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 9th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"*Irving Gerstein*"

Chair of the Board of Directors
Atlantic Power Corporation

ATLANTIC POWER CORPORATION

INFORMATION CIRCULAR

This information circular is furnished in connection with the solicitation of proxies by or on behalf of Atlantic Power Management, LLC (the "**Manager**"), as manager of Atlantic Power Corporation (the "**Corporation**") for use at the annual and special meeting (the "**Meeting**") of shareholders (the "**Shareholders**") of the Corporation to be held on June 8, 2005 at the Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario commencing at 10:30 a.m. (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Manager, at nominal cost. The Corporation will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of this information circular. The information contained herein is given as at May 9, 2005, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this information circular, Shareholders will also be sent a form of proxy. The persons named in such proxy are directors of the Corporation. **A Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Shareholder of the Corporation.**

Computershare Trust Company of Canada (the "**Agent**") holds the Common Shares represented by income participating securities ("**IPSs**") in trust for the benefit of holders of IPSs ("**IPS Holders**") and has the right to vote such Common Shares at the Meeting. The Agent is required to submit proxies (as a Shareholder) for voting rights attached to such Common Shares in accordance with the instructions provided by IPS Holders. Upon submission by an IPS Holder (or its designee) whose name appears on a list of beneficial IPS Holders prepared in connection with the Meeting, of identification satisfactory to the Agent's representative, an IPS Holder may require the Agent to sign and deliver to such holder (or its designee) a proxy to exercise personally the voting rights attaching to Common Shares underlying such IPS Holder's IPSs, if such holder either (i) has not previously given the Agent voting instructions in respect of the Meeting or (ii) submits to such representative written revocation of any such previous instructions. At the Meeting, the IPS Holder (or its designee) exercising voting rights under a proxy granted by the Agent, has the right to speak at the Meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the Meeting in respect of any matter, question, proposal or proposition, and to vote at the Meeting by way of a show of hands in respect of any matter, question or proposition. Together with this information circular, IPS Holders will also be sent an instruction form addressed to the Agent which may be completed and returned to the Agent setting out the IPS Holder's voting instructions.

To be valid, proxies or instructions to the Agent must be deposited at the offices of the Agent, 9th Floor, North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so as not to arrive later than 5:00 p.m. (Toronto time) on June 7, 2005, or be deposited with the Chair prior to the commencement of the Meeting. If the Meeting is adjourned, proxies or instructions to the Agent must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy or instructions are to be used, or be deposited with the Chair prior to the commencement of the Meeting or any reconvened meeting.

The document appointing a proxy must be in writing and completed and signed by a Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Instructions provided to the Agent by an IPS Holder must be in writing and

completed and signed by the IPS Holder or his or her attorney authorized in writing or, if the IPS Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees etc., should so indicate and provide satisfactory evidence of such authority.

A Shareholder that has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law. An IPS Holder that has given instructions to the Agent with respect to the voting of the Common Shares underlying its IPSs may revoke the instructions: (a) by completing and signing instructions bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the IPS Holder or by his or her attorney authorized in writing: (i) at the registered office of the Agent at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the instructions are to be relied on, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the proxy. The Agent will vote Common Shares underlying IPSs in respect of which they are instructed, on any ballot that may be called for, in accordance with the instructions of the IPS Holder. **In the absence of such specification, such Common Shares will be voted (a) FOR the election of the three nominees to the board of directors listed under the heading "Matters to be Considered at the Meeting – Election of Directors", (b) FOR the appointment of KPMG LLP as auditors of the Corporation, and (c) FOR the continuance of the Corporation into the Province of British Columbia.**

The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this information circular, the directors of the Corporation (the "**Directors**") know of no such amendments, variations or other matter.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Common Shares or IPSs otherwise than in their own names. A non-registered securityholder of the Corporation (a "**Beneficial Holder**") who beneficially owns Common Shares or IPSs, but such Common Shares or IPSs are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant) should note that only proxies or instructions deposited by securityholders whose names are on the records of the Corporation as the registered holders of Common Shares or IPSs can be recognized and acted upon at the Meeting.

Common Shares or IPSs that are listed in an account statement provided to a Beneficial Holder by a broker are probably not registered in the Beneficial Holder's own name on the records of the Corporation and such Common Shares or IPSs are more likely registered in the name of the Beneficial Holder's broker or an agent of the broker.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholders' meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a

Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving an ADP voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As of the date of this information circular, there were 36,800,000 Common Shares and IPSs outstanding on a basic and fully diluted basis. All of the outstanding Common Shares are registered in the name of the Agent and are held by the Agent in trust for the IPS Holders.

At the Meeting, each Shareholder of record at the close of business on May 9, 2005, the record date established for the notice of the meeting (the "**Record Date**"), will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting, except to the extent such Shareholder has transferred any such Common Shares after the record date and the transferee of such Common Shares establishes ownership thereof and makes a written demand to the Corporate Secretary of the Manager, not later than 10 days before the date of the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Common Shares.

To the knowledge of the Directors, the following persons beneficially own or exercise control or direction over Common Shares carrying approximately 10% or more of the votes attached to the issued and outstanding Common Shares:

Name	Number of Common Shares beneficially owned or over which control or direction is exercised	Percentage of Total Common Shares
MacKenzie Financial Corporation [(1)]	3,671,800	9.9%

[(1)] Based on publicly available filings.

MATTERS TO BE CONSIDERED AT THE MEETING

Election of Directors

The number of directors to be elected at the Meeting has been fixed at three. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, intend to vote for the election, as directors, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Director elected will hold office until the next annual meeting or until his successor is elected or appointed. Each Director will also serve on the board of managers of the Corporation's subsidiary, Atlantic Power Holdings, LLC ("**Atlantic Holdings**").

The following table sets forth the names of, and certain information for, the persons proposed to be nominated for election as directors. Biographies for each Director, which include a summary of each Director's principal occupation and employment within the five preceding years, are set out at pages 63 and 64 of the Corporation's initial annual information form dated March 31, 2005 (the "**AIF**") and such information is incorporated by reference herein. The AIF can be found under the Corporation's profile at www.sedar.com. Upon request, the Manager will promptly provide a copy of the AIF free of charge to a securityholder of the Corporation.

Name & Province of Residence[1]	Principal Occupation	Date Appointed as a Director	Ownership or Control Over IPSs[2]
Irving Gerstein[3] Ontario, Canada	Corporate Director	October 4, 2004	2,000
Ken Hartwick[4] Ontario, Canada	Chief Financial Officer of Ontario Energy Savings Corp.	October 4, 2004	2,000
John McNeil Ontario, Canada	President, Barker, Dunn & Rossi (Canada) Inc.	October 4, 2004	2,000

(1) Each director is also a member of the Audit Committee. Further information regarding the Audit Committee and auditors' fees can be found at pages 70 and 71 of the AIF.

(2) The information as to IPSs beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(3) Chair of the Board.

(4) Chair of the Audit Committee.

Appointment of Auditors

It is proposed that the firm of KPMG LLP, Chartered Accountants, be appointed as auditors of the Corporation, to hold office until the next annual meeting of the Shareholders or until their successor is appointed, and that the Directors be authorized to fix the remuneration of the auditors.

KPMG LLP has been the auditor of the Corporation since its inception. **The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of a resolution to appoint KPMG LLP as auditors of the Corporation and authorize the Directors to fix their remuneration.**

Financial Statements

The annual report, the financial statements of the Corporation for the year ended December 31, 2004 and the Auditors' Report thereon accompanying this information circular will be placed before the Shareholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

Special Business – Continuance from Ontario to British Columbia

Certain aspects of the recently enacted *Business Corporations Act* (British Columbia) (the "**BC Act**") will, in the Corporation's view, better facilitate the Corporation's business and affairs than the *Business Corporations Act* (Ontario) (the "**Ontario Act**") under which the Corporation was incorporated. Among other things, the BC Act does not impose the same limitations on transfer restrictions on securities offered to the public that, in the case of the Corporation, are necessary to ensure compliance with applicable U.S. energy and other regulatory requirements.

The BC Act and the Ontario Act are generally similar, although there are some differences between the two statutes. A table summarizing certain differences between the BC Act and the Ontario Act that may be significant to shareholders of the Corporation is attached as Schedule "A" to this information circular. The summary in Schedule "A" is not intended to be exhaustive. For a full understanding of the differences and similarities of the BC Act and the Ontario Act, reference should be made to the text of the two statutes, both available at http://www.canlii.org/. The Manager believes that the continuance from Ontario to British Columbia will not adversely affect the rights of Shareholders.

The Manager is of the view that changing the corporate domicile of the Corporation from Ontario to British Columbia would be advantageous to the Corporation, and the Corporation is therefore seeking the approval and authorization of its shareholders to continue under the BC Act (the "**Continuance**"). In connection with the Continuance, the Corporation will adopt articles of continuance under the BC Act that are substantially similar to its current articles of incorporation, with the exception of certain provisions to be added to maintain consistency with the requirements of the Ontario Act (as more fully described in Schedule "A"). The text of the special resolution (the "**Special Resolution**") that would give effect to the Continuance is attached to this information circular as Schedule "B". To be effective, a resolution authorizing the Continuance must be passed by two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. **The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of the Continuance.**

Shareholders are entitled to certain dissent rights under the Ontario Act and to be paid the fair value of their Common Shares if they dissent to the Continuance and the Continuance becomes effective. The registered Shareholder must dissent with respect to all of the Common Shares held by such registered Shareholder on behalf of any one dissenting beneficial Shareholder. A brief summary of the applicable provisions of the Ontario Act and the procedure for exercising dissent rights is attached as Schedule "C" to this information circular.

MANAGEMENT AND ADMINISTRATION OF ATLANTIC HOLDINGS AND THE CORPORATION

The Manager is a Delaware limited liability company formed by ArcLight Capital Partners, LLC ("**ArcLight**") and ArcLight Energy Partners Fund I, L.P. ("**Fund I**") and ArcLight Energy Partners Fund II, L.P. ("**Fund II**"). The Manager's principal place of business is located at 200 Clarendon Street, 55th Floor, Boston, Massachusetts, 02117. The names, municipalities of residence, positions with the Manager and principal occupations of the officers of the Manager are set out below. In addition to the officers listed below, the Manager contracts with ArcLight to obtain certain back-office and support services and for the secondment of ArcLight employees from time to time as appropriate to assist the Manager in fulfilling its responsibilities under the Management Agreement. The Manager is owned by Atlantic Power Management Holdings, LLC ("**APM**"), an entity managed by ArcLight and owned by Fund I and Fund II. APM's officers are Dan Revers, President, Carter Ward, Vice-President and John Tisdale, Secretary. Each of the officers are residents of the State of Massachusetts, U.S.A.

Name and State of Residence	Position(s) with the Manager	Principal Occupation
BARRY WELCH .... Massachusetts, U.S.A.	President and Chief Executive Officer	President and Chief Executive Officer of the Manager
MARK BYSKOV .... Massachusetts, U.S.A.	Chief Financial Officer and Corporate Secretary	Chief Financial Officer and Corporate Secretary of the Manager

The Manager provides management and administrative services to the Corporation and Atlantic Holdings pursuant to the terms of a management agreement entered into between the Manager, Atlantic Holdings and the Corporation in connection with the closing of the Corporation's initial public offering (the "**Management Agreement**"). The Management Agreement has an initial 20-year term (to November 10, 2024) and will be automatically renewed for additional five-year terms unless, at least six months prior to the expiration of the then-current term, a majority of the managers of Atlantic Holdings and the directors of the Corporation independent of the owners of the retained interest in Atlantic Holdings (the "**Existing Investors**") and the Manager determine that the Management Agreement will not be renewed and notify the Manager accordingly.

Under the terms of the Management Agreement, the Manager provides the following services to Atlantic Holdings: (i) representing Atlantic Holdings' interests in Teton Power Funding, LLC, Epsilon Power Funding, LLC and Umatilla Power Funding, LLC (together, the "**Project Holding Entities**") and their subsidiaries and overseeing the operation of the projects in which the Corporation holds an interest (the "**Projects**"); (ii) assisting in the development, implementation and monitoring of strategic plans; (iii) assisting in developing an annual budget and an annual distributable cash forecast; (iv) assisting with treasury, legal and compliance, financing and risk assessment activities; (v) reviewing the budgets and schedules for major maintenance proposed for the Projects; (vi) assisting in the preparation of financial reports in respect of the Projects and any future projects; (vii) assisting in the negotiation of material agreements; (viii) monitoring compliance with the annual budget and distributable cash forecast; (ix) assisting in and supervising the analysis of potential acquisitions, investments and dispositions; (x) carrying out or supervising the making of acquisitions, dispositions or investments; (xi) retaining accountants, lawyers, consultants, investment bankers and other such professional advisers; and (xii) assisting in the preparation, planning and coordination of meetings of the board of managers of Atlantic Holdings and holders of membership interests in Atlantic Holdings.

Under the Management Agreement, the Manager, if requested by the Corporation, will also provide certain administrative services to the Corporation including: (i) assisting the Corporation in complying with its continuous disclosure obligations under applicable securities legislation; (ii) providing or causing to be provided to holders of securities of the Corporation, all information to which they are entitled under the constating documents of the Corporation and the Indenture and applicable laws; (iii) monitoring compliance of the Corporation with applicable tax laws; (iv) advising on and negotiating any financings by the Corporation; (v) providing for the calculation and distribution of interest payments and other distributions to holders of securities of the Corporation; and (vi) assisting in the preparation, planning and coordination of meetings of the board of directors of the Corporation and holders of Common Shares of the Corporation.

Pursuant to the Management Agreement, a number of material actions may not be authorized by the Manager without first obtaining the approval of the managers of Atlantic Holdings or the board of directors of the Corporation, as applicable, including: (i) adopting, amending or materially deviating from annual business plans; (ii) taking any action by or on behalf of a Project Holding Entity, any subsidiary of a Project Holding Entity or any Project Operating Entity that may have a material impact on the annual distributable cash forecast; (iii) disposing of any material assets; and (iv) raising capital by way of an issuance of securities of Atlantic Holdings or the Corporation. Without the approval of a majority of the Atlantic Holdings managers who are independent of the Manager and its affiliates, the Manager, on behalf of Atlantic Holdings or the Corporation or a subsidiary or affiliate of Atlantic Holdings or the Corporation, may not (i) enter into any material transaction with the Manager or an affiliate of the Manager; or (ii) amend any existing material terms of the Management Agreement or fees payable thereunder.

In consideration for providing the management and administrative services under the Management Agreement, the Manager receives: (i) an annual management fee; (ii) payments representing cost reimbursement; and (iii) an incentive fee. The annual management fee will be an amount equal to US$300,000 (a portion of which will be paid by the Corporation), subject to adjustment for any future acquisitions or investments on the basis that the annual fee will increase by an amount agreed between the Manager and Atlantic Holdings, as approved by the managers of Atlantic Holdings who are independent of the Existing Investors and the Manager, taking into consideration the increased service levels required and the resource requirements imposed as a result of or created by such acquisition or investment. The annual fee is subject to adjustment for inflation and is payable monthly in advance. The Manager is entitled to be reimbursed for all out-of-pocket costs and expenses reasonably incurred by the Manager or its affiliates in carrying out the management and administrative services including reasonable allocations for charges incurred by the Manager for services provided by ArcLight pursuant to the agreement described below and for any other services provided by affiliates of the Manager (which charges will be reimbursed on a cost recovery basis). The allocations for such charges are subject to the approval by the managers of Atlantic Holdings who are independent of the Existing Investors and the Manager, by way of either annual budget approval or specific authorization. For the six-week period ended December 31, 2004, Atlantic Holdings and the Corporation paid to the Manager a total of US$620,000, which included a *pro rata* portion of the annual management fee, cost reimbursement for expenses incurred by the Manager and its other reasonable out-of-pocket costs and expenses incurred in connection with its duties under the Management Agreement (including amounts paid to ArcLight for services provide to the Manager by employees of ArcLight).

The Manager is entitled to an annual incentive fee equal to 25% of the product obtained by multiplying (i) the excess of the actual cash distributions per IPS (or, following the redemption, repurchase or maturity of all of the Subordinated

Notes or separation of all of the IPSs, per Common Share) of the Corporation in each calendar year over C$1.00 per IPS (or C$0.3657 per Common Share, as applicable), by (ii) the weighted average number of IPSs, Common Shares not represented by IPSs and membership interests held by the Existing Investors outstanding for the relevant calendar year or part thereof, subject to customary anti-dilution provisions. For the fiscal period ended December 31, 2004, no incentive fee was paid to the Manager.

Atlantic Holdings and the Corporation have the right to terminate the Management Agreement in circumstances of: (i) bankruptcy, insolvency or receivership of the Manager; (ii) fraud, wilful default or gross negligence committed by the Manager; or (iii) default by the Manager in the performance of a material obligation under the Management Agreement, if (1) such default is not caused by an event of *force majeure*, and (2) such default is not cured within 60 days of written notice being given by Atlantic Holdings to the Manager of the default or if such default is not reasonably capable of being cured within 60 days, the Manager has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days. The Manager will have the right to terminate the Management Agreement earlier (i) in the event of (1) the bankruptcy, insolvency or receivership of Atlantic Holdings or the Corporation, or (2) a default by Atlantic Holdings or the Corporation in the performance of a material obligation under the Management Agreement (other than as a result of the occurrence of a *force majeure* event) which is not remedied within 60 days after notice thereof has been delivered, or if such default is not reasonably capable of being cured within 60 days, Atlantic Holdings or the Corporation has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days; or (ii) upon 90 days' prior written notice to Atlantic Holdings or the Corporation.

Atlantic Holdings or the Corporation may terminate the Management Agreement upon 90 days' prior written notice if: (i) while Atlantic Power Management Holdings, LLC ("**APM**") owns the Manager, ArcLight should cease to be the manager of the members of APM; or (ii) APM sells the Manager and ArcLight ceases to have a significant influence over the operation of the Manager, without, in either case, the prior written consent of the managers of Atlantic Holdings and the directors of the Corporation who are independent of the Existing Investors and the Manager, which consents shall not be unreasonably withheld.

The Manager may delegate certain aspects of its responsibilities under the Management Agreement, but no such delegation will relieve the Manager of its obligations thereunder. The Manager may, with the approval of the directors of the Corporation and the managers of Atlantic Holdings who are independent of the Existing Investors and the Manager, contract with affiliates to provide services to the Corporation and Atlantic Holdings not otherwise provided for in the Management Agreement, such as advisory and investment banking services.

The Manager and any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager shall be indemnified and saved harmless by Atlantic Holdings and the Corporation from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against the Manager and any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager, in any way arising from or related in any manner to the Management Agreement, unless such claims arise from the fraud, wilful default or gross negligence of the Manager or any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager. The Manager and its affiliates and associates may rely on information provided by Atlantic Holdings, the Corporation or any employee or agent thereof unless it has actual notice that such information is inaccurate.

On closing of the Corporation's initial public offering, the Manager and ArcLight entered into an agreement (the "**Management Support Agreement**") which provides that certain ArcLight employees will be available to provide administrative and office support services to the Manager and that ArcLight employees may be seconded to the Manager from time to time as appropriate to enable the Manager to fulfill its responsibilities under the Management Agreement. Services and resources provided by ArcLight under the Management Support Agreement will be provided to the Manager on a cost recovery basis. The Management Support Agreement requires ArcLight and its affiliates to give the Manager the opportunity to pursue, on behalf of the Corporation and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for Fund I, Fund II or other investment funds managed by ArcLight or its affiliates or that do fit within such investment guidelines but which such investment funds determine not to pursue.

COMPENSATION OF DIRECTORS

Each Director is entitled to receive an annual retainer of US$20,000 and US$1,500 per meeting attended in person or US$500 per meeting attended by phone. Directors are reimbursed for out-of-pocket expenses for attending meetings. The Directors also participate in the insurance and indemnification arrangements described below.

DIRECTORS' AND OFFICERS' INSURANCE

The Directors of the Corporation and the managers of Atlantic Holdings are covered under a directors' and officers' insurance policy that provides an aggregate limit of liability to the insured directors and managers of US$30 million.

The by-laws of the Corporation and the operating agreement for Atlantic Holdings also provide for the indemnification of their respective Directors, managers and officers (if any) from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Directors, other than as disclosed in this information circular, no insider, Director or proposed nominee for election as a Director or any associate or affiliate of any such persons, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with the Corporation since the closing of the Corporation's initial public offering on November 18, 2004.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "**TSX**") Committee on Corporate Governance in Canada issued a series of guidelines (the "**TSX Report**") for effective corporate governance. The TSX Report recommended that the TSX adopt, as a listing requirement, a requirement that each listed corporation provide annual disclosure of its approach to corporate governance. The TSX adopted a new by-law requiring every Canadian company listed on the TSX to disclose its corporate governance practices.

The following describes the Corporation's governance practices with reference to the guidelines set out in the TSX Report. The Canadian securities regulators have proposed various corporate governance guidelines that would effectively replace the TSX guidelines. We are carefully monitoring the proposed guidelines and will consider modifying our governance practices if and when the proposed guidelines are adopted by the Canadian securities regulators. We are pleased to make the following disclosure regarding our governance practices:

TSX Corporate Governance Guideline	**Comments**
1. The board should explicitly assume responsibility for the stewardship of the corporation, specifically:	Pursuant to the mandate of the board of directors of the Corporation (the "**Board**"), the Board is responsible for supervising the activities and managing the investments and affairs of the Corporation. While the Board has delegated responsibility for managerial and executive oversight and certain administrative services to Atlantic Holdings and Atlantic Holdings has entered into the Management Agreement with the Manager to fulfil these responsibilities, the Board is responsible for the oversight of the Manager in managing the business of the Corporation. The Manager keeps the Board fully informed of the progress of the Corporation and its subsidiaries towards the achievement of their established goals and of all material deviations from the goals or objectives and policies established by the Board in a timely and candid manner.

TSX Corporate Governance Guideline	**Comments**
(a) adoption of a strategic planning process.	The Board is actively involved in the Corporation's strategic planning process. The Board receives presentations from the Manager respecting the business of the Corporation and its subsidiaries, including current and potential opportunities and risks relating to the business. At least one Board meeting each year will be devoted to discussing and considering the strategic plan which takes into account the risks and opportunities of the business. The Manager must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.
(b) identifying principal risks and ensuring the implementation of appropriate systems to manage these risks.	The mandate of the Board provides that the Board is responsible for the identification of the principal risks for the Corporation and ensuring the implementation of appropriate risk management systems. The Board directly and through its audit committee works with the Manager to assess the major risks relating to the Corporation and reviews, approves and monitors the manner in which those risks are managed. The Audit Committee meets regularly to review reports and discuss significant risk areas with the Manager and the external auditors. The Board, through the Audit Committee, ensures that Corporation and its subsidiaries adopt risk management policies.
(c) succession planning, including appointing, training and monitoring senior management.	The Board is responsible for reviewing the performance of the Manager and its senior management, including the fulfillment of the terms of the Management Agreement. While the Board is not directly responsible for management succession planning because the Corporation has no employees or senior officers, the Board is kept informed and consulted on management appointments to the Manager and of the Manager's succession plans. For a description of the Manager and its senior officers, see "Management and Administration of Atlantic Holdings and the Corporation."
(d) implementing a corporate communications policy.	The Board has adopted a disclosure policy that establishes a procedure for determining how material information is to be disclosed or disseminated. The policy requires complete, accurate and timely communication between the Corporation and its securityholders, financial analysts, the media and the public and prohibits the selective disclosure of information. The policy requires that material information must be broadly distributed to the general public by press release and that announcements of material changes be factual and balanced. The audit committee and, if determined by such committee, the Board, must review: (i) earnings guidance disclosures; and (ii) news releases containing financial information based on the Corporation's financial statements prior to the release of such statements. The policy also provides guidance on the provision of forward-looking information, analyst meetings and investor conference calls.
(e) assuming responsibility for the integrity of internal control and management information systems.	The Board, through its audit committee, monitors the effectiveness of the Corporation and its subsidiaries' internal control processes and management information systems. The Audit Committee consults with management and the external auditors regarding the overall control environment and the adequacy of accounting system controls and reports its findings to the Board annually.
2. The majority of the Board should be unrelated.	The Board is currently comprised of three individuals, all of whom qualify as unrelated directors as defined by the TSX guidelines.

TSX Corporate Governance Guideline	Comments
3. Disclose the status of each Board member and explain.	Each of the directors is an unrelated member of the Board, having no relationship to the Corporation, the Manager or any of their subsidiaries that could be perceived to materially interfere with their ability to act with a view to the best interests of the Corporation.
4. The Board should appoint a committee of Directors, a majority of whom are unrelated, to nominate new directors and assess directors on an ongoing basis.	In lieu of a compensation and corporate governance committee, the directors are directly responsible for recommending new nominees for election and the re-election of existing members; assessing Board size and composition; assessing the effectiveness of the Board as a whole; determining committee structures; making recommendations to the Boards; and succession planning.
5. The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual trustees.	The Board is directly responsible for assessing Board size and composition, as well as effectiveness of the Board as a whole and the contribution of individual members. On an annual basis, the Board will consider its effectiveness and assess the contributions of individual members.
6. An orientation program should be provided for new recruits to the Board.	As the Corporation was only very recently formed and since its formation, no new Board members have been recruited, no formal orientation program has been adopted by the Board. However, if new Board members are appointed, they will be provided with materials to educate them on the Corporation and its business, including an Ongoing Obligations Manual and provided the opportunity to visit production facilities and to meet senior management. In addition, comprehensive information packages are distributed to Board members in advance of meetings of the Board and the audit committee.
7. Every Board should examine its size with a view to the effectiveness of its decision-making.	The Board will consider its composition and size on an on-going basis. The Board considers that it is important that the Board maintain an adequate level of industry representation as well as a variety of other complementary skills and experience to foster effective decision-making. At the present time, the Board believes that composition and size are appropriate to facilitate effective decision-making on behalf of the Corporation.
8. The Board should review the adequacy and form of member compensation in light of responsibilities and risk.	On an on-going basis, the Board will consider the adequacy and form of director compensation taking into account the responsibilities and risks involved in being a director. In determining the appropriate level of compensation, the Board will consider types and amounts of compensation paid to directors of comparable public companies and income trusts.
9. Committees of the Board should generally be composed of outside members, the majority of whom are unrelated to the issuer.	The audit committee is composed exclusively of outside, unrelated members.
10. Every Board should expressly assume responsibility for, or assign to a committee responsibility for, the approach to governance issues.	The Board is directly responsible for developing the Corporation's approach to governance, including developing a set of governance principles and guidelines that are specifically applicable to the Corporation. The Board is responsible for reviewing the Corporation's statement of governance practices, including the Corporation's disclosure regarding its compliance with the TSX corporate governance guidelines, and has approved this summary.

TSX Corporate Governance Guideline	Comments
11. The Board, together with the CEO, should develop position descriptions for the Board and the CEO. In addition, the Board should develop the corporate objectives that the CEO is responsible for meeting.	The directors have adopted a clear written mandate for the Board. The Board oversees the performance of the Manager in fulfilling its responsibilities under the Management Agreement and will have an opportunity to discuss the performance of management of the Manager on a regular basis. To the extent feasible, the Board will satisfy itself as to the integrity of the Chief Executive Officer and senior officers of the Manager and expects that the Chief Executive Officer and other senior officers will create a culture of integrity throughout the Corporation.
12. Every Board should have in place appropriate structures and procedures to ensure it can function independently of management.	The Chair of the Board is unrelated to management. In addition, the Board and the audit committee meet regularly without management present. The audit committee meets quarterly with the external auditors without management present to discuss matters affecting the conduct of their audit and other corporate matters.
13. All Boards should have an Audit Committee composed only of non-management members, and have a clearly defined mandate.	The three directors of the Corporation comprise the audit committee and all are unrelated directors. Each member is financially literate and Ken Hartwick, the chair of the audit committee, is a Chartered Accountant. The committee's responsibilities are clearly set out in its mandate. The audit committee is responsible for assuring the Board that the risks to which the Corporation is exposed are identified and that they are properly and effectively managed and controlled. The Audit Committee analyzes, examines and monitors issues related to the management of material financial and non-financial risks to which the Corporation is exposed. As part of its audit responsibilities, the committee reviews quarterly and annual consolidated financial statements and makes recommendations to the Board regarding their approval. The committee makes recommendations as to the appointment of external auditors and their compensation, and assesses, in consultation with management, the effectiveness of the Corporation's policies and internal controls. The audit committee reviews and discusses the report prepared by the external auditors detailing all the elements likely to affect their independence and objectivity. As part of its risk management responsibilities, the committee ensures that a proactive detection, assessment and management process exists for material risks and compliance with policies and control measures, in addition to reviewing and recommending to the Board the adoption of various risk management policies for the material risks to which the Corporation is exposed. The audit committee regularly meets with the external auditors in the absence of management and the external auditors participate as guests, in the audit function of all meetings of the committee.
14. The Board should implement a system that enables an individual member to engage an outside advisor at no expense to the Board member in appropriate circumstances.	In discharging its mandate, the Board and the audit committee have the authority to retain (and authorize the payment by the Corporation of) and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

OTHER BUSINESS

The Directors are not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis of the Corporation's financial condition and results of operations ("**MD&A**") for the year-ended December 31, 2004. Copies of the Corporation's financial statements for the fiscal year ended December 31, 2004, together with the report of the auditors thereon and MD&A, AIF (together with any document incorporated therein by reference) and this information circular are available upon written request from the Corporate Secretary of the Manager, 200 Clarendon Street, 55th Floor, Boston, Massachusetts, 02117. These documents and additional information relating to the Corporation may also be found at www.sedar.com.

APPROVAL OF DIRECTORS

The contents and the sending of this information circular to the Shareholders have been approved by the Board of Directors of the Corporation.

By Order of the Board of Directors

Dated: May 9, 2005

"*Irving Gerstein*"

Chair of the Board of Directors
Atlantic Power Corporation

GOODMANS\\5127568.7

SCHEDULE "A"

Summary of Certain Differences between the
***Business Corporations Act* (Ontario) and the *Business Corporations Act* (British Columbia)**[1]

	Ontario Act	**BC Act**
Directors	Majority of directors must be Canadian residents.	No residency requirement for directors. The Corporation's articles will provide that a majority of its directors must be Canadian residents.
	Directors may be removed by ordinary resolution.	Directors may be removed by special resolution unless otherwise provided in articles. The Corporation's articles will provide that directors may be removed by ordinary resolution.
	Provisions for permitted indemnification of directors and officers are substantially the same as but less detailed than in the BC Act.	Includes detailed provisions for permitted and prohibited indemnification of directors or officers. Unlike the Ontario Act, gives discretion to the court to order payment or make any other order it considers appropriate.
	Directors are not liable if they rely in good faith on financial statements, auditors' reports or professional reports.	Directors are not liable if they rely in good faith on financial statements, auditors' reports, professional reports, a statement of fact from an officer, or on other documents the court considers provide reasonable grounds for the directors' actions.
Place of meetings	Subject to the articles, directors may determine place of meetings.	Meetings may be held outside British Columbia if provided in the articles or approved by shareholders. The Corporation's articles will provide for meetings outside British Columbia.
Ability to set necessary levels of shareholder consent	Act does not provide flexibility on shareholder approvals, which are either majority resolution or (where specified in the act) special resolution. A "special resolution" must be passed by at least 2/3 of votes cast.	Articles can set levels for various shareholder approvals (other than those prescribed by the statute). The default threshold is a special resolution. The percentage of votes required for a special resolution can be specified in the articles, no less than 2/3 and no more than 3/4 of votes cast. The Corporation's articles will provide that 2/3 of the votes cast on a given resolution will constitute a "special majority".

1 This summary deals only with differences between the two statutes that may be significant to shareholders of the Corporation. In addition, it is not intended to be exhaustive. For a full understanding of the differences and similarities of the Ontario Act and the BC Act, reference should be made to the text of the two statutes, both available at http://www.canlii.org/.

	Ontario Act	BC Act
Restrictions on share transfers	Only certain limited restrictions on transfer are permitted if offering to the public.	Does not prohibit share transfer restrictions of the type in the Corporation's articles.
"Corporate incest"	A corporation cannot hold shares in itself, and a subsidiary cannot hold shares in its parent, except in extremely limited circumstances.	A company may purchase and hold its own shares, and a subsidiary may hold shares of a parent company, unless prohibited by the articles or unless the subsidiary is or would become insolvent. A subsidiary may not vote shares held in its parent company or form part of quorum. The Corporation's articles will prohibit "corporate incest".
Meaning of "insolvent"	A corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.	For purposes of the insolvency test that must be passed for the payment of dividends and purchases and redemptions of shares, "insolvent" is defined to mean a company is unable to pay its debts as they become due in the ordinary course of its business. Unlike the Ontario Act, the BC Act does not impose a net asset solvency test for these purposes. For purposes of proceedings to dissolve or liquidate, the definition of "insolvent" from federal bankruptcy legislation applies.
Reduction of capital	Capital may be reduced by special resolution but not if reasonable grounds for believing that, after the reduction, (i) the corporation would be unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation's assets would be less than its liabilities.	Capital may be reduced by special resolution or court order. A court order is required if reduced capital would be less than the realizable value of the company's assets less its liabilities.
Shareholders' proposals	A shareholder entitled to vote may submit notice of a proposal.	The BC Act includes a more detailed regime for shareholders' proposals than the Ontario Act. For example, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for at least 2 years before signing the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the company's voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, $2,000).

	Ontario Act	BC Act
Amalgamations	No provision for amalgamation pursuant to court approval. Interjurisdictional amalgamation is not available – to amalgamate either the Ontario corporation must first continue out of Ontario into the foreign jurisdiction or the foreign corporation must first continue into Ontario.	Amalgamation may be effected with court approval. Company may amalgamate with a company from a foreign jurisdiction and carry on as either a BC company or, if allowed by the foreign jurisdiction, a company organized under the foreign jurisdiction.
Sale of all or substantially all the assets or undertaking of business	The sale by a corporation of all or substantially all its assets, outside of the ordinary course of business, is permitted only if authorized by special resolution. Any such sale gives rise to dissent rights.	The sale by a corporation of all or substantially all its undertaking, outside of the ordinary course of business, is permitted only if authorized by special resolution. Any such sale gives rise to dissent rights. Unlike the Ontario Act, the BC Act exempts certain transactions with affiliates.
Dissent rights	Provides a right of dissent and appraisal in respect of certain fundamental corporate actions. No provision for the court to vary the statutory framework	Provides a substantively similar right of dissent and appraisal, though there are differences in the procedural and process requirements. The court may vary the statutory framework. Shareholders may waive dissent rights in respect of a particular change.
Compulsory acquisition	Provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid, other than securities held at the date of the bid by or on behalf of the offeror. Unlike the BC Act, provides that where a person (together with its affiliates and associates) acquires 90% or more of a class of securities, other securityholders can require the corporation itself to acquire their securities.	Provides a substantively similar right although there are differences in the procedures and process. Unlike the Ontario Act, provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a securityholder who did not accept the original offer may require the offeror to acquire the securityholder's securities involved in the original offer.
Oppression remedy	The scope of potential claimants includes securityholders or former securityholders of the corporation or any of its affiliates, beneficial owners or former beneficial owners of securities of the corporation or any of its affiliates, directors or officers or former directors or officers of the corporation or any of its affiliates, or any other person considered proper by the court. Claims may be based on conduct of the corporation or any of its affiliates	The scope of potential claimants includes shareholders, beneficial owners of shares and any other person considered appropriate by the court. Claims may be based on conduct of the corporation that is oppressive or unfairly prejudicial. Unlike the Ontario Act, the BC Act does not make reference to conduct that "unfairly disregards" interests.

	Ontario Act	BC Act
	that is oppressive, unfairly prejudicial, or that unfairly disregards the interests of a securityholder, creditor, director or officer.	
Derivative actions	A securityholder or former securityholder, beneficial owner or former beneficial owner of a security of the corporation or any of its affiliates, a director or officer or former director or officer of the corporation or any of its affiliates, or any other person considered proper by the court may, with leave of the court, bring an action in the name of the corporation or any of its subsidiaries or intervene in any such action to prosecute, defend or discontinue it.	A shareholder, beneficial owner, director and any other person considered appropriate by the court may, with leave of the court, bring action in the name of the company or defend an action against the company. Shareholder approval of action is not determinative but will be taken into account.
Investigations/ appointment of inspectors	Shareholders can apply to the court for the appointment of an inspector. Unlike the BC Act, the Ontario Act does not require an applicant to hold a specified number of shares.	A company may appoint an inspector by special resolution. Shareholders holding at least 1/5 of all shares may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing there has been oppressive, fraudulent or dishonest conduct.

SCHEDULE "B"

SPECIAL RESOLUTION OF THE SHAREHOLDERS
OF
ATLANTIC POWER CORPORATION
(the "Corporation")

AUTHORIZATION TO TRANSFER TO ANOTHER JURISDICTION

RESOLVED as a special resolution pursuant to Section 181 of the *Business Corporations Act* (Ontario) (the "**OBCA**") that:

1. The Corporation is hereby authorized to make an application, in the form attached as Appendix "A" hereto, for a Certificate of Continuance continuing the Corporation under the *Business Corporations Act* (British Columbia) (the "**BCBCA**") as if it had been incorporated under the laws of British Columbia.

2. The Corporation is hereby authorized to make an application to the Minister of Consumer and Business Services (the "**Minister**") of Ontario for the Minister's authorization to permit such continuance.

3. Any officer or director of the Corporation is hereby authorized and directed to execute, under the corporate seal or otherwise, and to deliver all documents and to do all things necessary or desirable to effect such application for a Certificate of Continuance under the laws of British Columbia.

ARTICLES OF CONTINUANCE

RESOLVED that:

1. The Corporation is hereby authorized pursuant to Section 181 of the OBCA and Section 302 of the BCBCA, to make an application under the BCBCA for a Certificate of Continuance and to adopt Articles of Continuance in the form attached as Appendix "B" hereto, in substitution for its existing Articles of Incorporation of the Corporation, to be effective upon the issuance of a Certificate of Continuance by the Director appointed under the BCBCA.

2. Any officer or director of the Corporation is hereby authorized and directed to execute, under the corporate seal or otherwise, and deliver all such other documents and to do all things necessary or desirable to effect the foregoing resolutions, including the execution and delivery of the Articles of Continuance to the Registrar of Companies of British Columbia.

****

APPENDIX "A"

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

CONTINUATION APPLICATION

FORM 16 – BC COMPANY
Section 302 *Business Corporations Act*

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The regulations under the *Business Corporations Act* requires this form to be filed on the internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the Business Corporations Act. Questions about how the FIPPA applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3

A. NAME OF COMPANY – *Choose one of the following:*

☑ The name Atlantic Power Corporation is the name reserved for the foreign corporation to be continued in. The name reservation number is NR9547350, OR

☐ The foreign corporation is to be continued in with a name created by adding "B.C. Ltd." after the incorporation number of the company.

B. FOREIGN CORPORATION'S CURRENT JURISDICTION

1. Corporate number assigned by the foreign corporation's jurisdiction: is 2348921.
2. Corporation's name in the foreign corporation's jurisdiction: Atlantic Power Corporation.
3. Foreign corporation's date of incorporation or the most recent date of amalgamation or continuation: June 18, 2004.
4. Foreign corporation's jurisdiction of incorporation, amalgamation or continuation: Ontario.

C. AUTHORIZATION FOR CONTINUATION

Authorization for the continuation from the foreign corporation's jurisdiction is:

☐ ATTACHED ☑ ALREADY FILED

D. REGISTRATION AS AN EXTRAPROVINCIAL COMPANY

Is the foreign corporation currently registered in BC as an extraprovincial company?

☐ YES ☑ NO

If YES, enter the BC registration number and name of the extraprovincial company below:

Extraprovincial Registration Number in BC: N/A

Extraprovincial Company Name in BC: N/A

(Including assumed name, if any, approved for use in BC)

E. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE FOREIGN CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE FOREIGN CORPORATION	DATE SIGNED

FORM 16 ISSUED Rev. 2004 / 3/10

Page 1

NOTICE OF ARTICLES

A. NAME OF COMPANY

Set out the name of the company as set out in Item A of the Continuation Application.

Atlantic Power Corporation

B. TRANSLATION OF COMPANY NAME

Set out every translation of the company name that the company intends to use outside of Canada, or if none, enter "not applicable".

N/A

C. DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The delivery address must be for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days. If there is no office at which the individual can usually be served with records during statutory business hours, enter the delivery address and mailing address, if different, of the individual's residence. Attach an additional sheet if more space is required.

FULL NAME INCLUDING MIDDLE NAME, IF APPLICABLE	DELIVERY ADDRESS INCLUDING POSTAL CODE	MAILING ADDRESS INCLUDING POSTAL CODE
Irving Gerstein	55 St. Clair Avenue West Suite 260, Toronto, Ontario M4V 2Y7	55 St. Clair Avenue West Suite 260, Toronto, Ontario M4V 2Y7
Kenneth Hartwick	6345 Dixie Road, #400 Mississauga, Ontario L5T 2E6	6345 Dixie Road, #400 Mississauga, Ontario L5T 2E6
John McNeil	Suite 1003, 10th Floor 34 King Street East Toronto, Ontario, M5C 2X8	Suite 1003, 10th Floor 34 King Street East Toronto, Ontario, M5C 2X8

D. REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING POSTAL CODE)

1900 – 355 Burrard Street, Vancouver, BC V6C 2G8

MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING POSTAL CODE)

1900 – 355 Burrard Street, Vancouver, BC V6C 2G8

E. RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING POSTAL CODE)

1900 – 355 Burrard Street, Vancouver, BC V6C 2G8

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING POSTAL CODE)

1900 – 355 Burrard Street, Vancouver, BC V6C 2G8

F. AUTHORIZED SHARE STRUCTURE

	Maximum number of shares of this class or series of shares that the company is authorized to issue	Kind of shares of this class or series of shares		Are there special rights or restrictions attached to the shares of this class or series of shares?
Identifying name of class or series of shares	MAXIMUM NUMBER OF SHARES AUTHORIZED	PAR VALUE	TYPE OF CURRENCY	YES/NO
Common	No Maximum	NPV	N/A	No

FORM 15 Rev. 2004/03/10

APPENDIX "B"

ATLANTIC POWER CORPORATION

Atlantic Power Corporation (the "**Company**") has as its articles the following articles.

Adopted by Special Resolution of the shareholders on June 8, 2005.

Incorporation number: NR9547350

PART 1 - INTERPRETATION

1.1 Definitions

Without limiting Article 1.2 in these Articles, unless the context otherwise requires:

(1) "**board of directors**", "**directors**" and "**board**" mean the directors or sole director of the Company for the time being.

(2) "***Business Corporations Act***" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "**legal personal representative**" means the personal or other legal representative of the shareholder;

(4) "**OBCA**" means the *Business Corporations Act* (Ontario) and all amendments thereto in force from time to time and any statute or code of the Province of Ontario that supercedes such Act;

(5) "**registered address**" of a shareholder means the shareholder's address as recorded in the central securities register; and

(6) "**seal**" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

PART 2 - SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name; or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or

(except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

2.10 Lien on Shares

The Company has a lien on any share or shares registered in the name of a shareholder or his legal representative for any debt of that shareholder to the Company.

2.11 Enforcement of Lien

The lien referred to in Article 2.10 may be enforced by any means permitted by law and:

(a) where the share or shares are redeemable pursuant to the articles of the Company by redeeming such share or shares and applying the redemption price to the debt;

(b) subject to the *Business Corporations Act*, by purchasing the share or shares for cancellation for a price equal to the book value of such share or shares and applying the proceeds to the debt;

(c) by selling the share or shares to any third party whether or not such party is at arm's length to the Company, and including, without limitation, any officer or director of the Company, for the best price which the directors consider to be obtainable for such share or shares; or

(d) by refusing to register a transfer of such share or shares until the debt is paid.

PART 3 - ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

(a) past services performed for the Company;

(b) property;

(c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

3.6 Fractional Shares

The Company may issue fractional shares, and the holders of fractional shares of the Company shall be entitled to exercise the rights of a shareholder for such fractional share in proportion to the fraction of the share held.

PART 4 - SHARE REGISTERS

4.1 Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

PART 5 - SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company;

(3) such additional requirements as may be imposed from time to time in accordance with Part 25 of these articles have been complied with; and

(4) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

PART 6 - TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

PART 7 - PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2 and 7.3, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Restriction on Intercorporate ownership of Own Shares

The Company shall not hold shares in itself or in its holding corporation and shall not permit any of its subsidiaries to hold shares of the Company unless such holding would be permitted under the OBCA.

7.4 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

PART 8 - BORROWING POWERS

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

PART 9 - ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may by special resolution:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully-paid issued, shares;

(4) if the Company is authorized to issue shares of a class of shares with par value:

(a) decrease the par value of those shares; or

(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

PART 10 - MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Place of Meetings

Meetings of the shareholders shall be held at the place where the registered office of the Company is situate or, if the board shall so determine, at some other place within or outside British Columbia.

10.4 Calling of Meetings of Shareholders

The directors may, whenever and wherever they think fit, call a meeting of shareholders. The Company can hold its general meetings at a specified location outside of British Columbia if so authorized by a resolution of its directors.

10.5 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.6 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. (Toronto time) on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.9 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.10 Meetings by Telephone, Electronic or Other Communications Facility

Any person entitled to attend a meeting of shareholders may participate in the meeting, to the extent and in the manner permitted under the *Business Corporations Act*, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Company makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting. The directors or the shareholders of the Company who call a meeting of shareholders pursuant to the Act may determine that the meeting shall be held, to the extent and in the manner permitted by law, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

PART 11 - PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons, present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy for a shareholder so entitled.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the auditor of the Company, such other persons entitled to attend under the *Business Corporations Act* and any other persons invited by the chair of the meeting or with the consent of the meeting are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any meeting reconvened after an adjournment other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy, by electronic means or otherwise.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

(a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs, provided that every shareholder or proxyholder participating in the meeting electronically must be permitted to vote their shares on the poll;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

(1) On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way; and

(2) any shareholder or proxyholder participating in a meeting of shareholders by electronic means and entitled to vote at that meeting may vote, to the extent and in the manner permitted by law, partly or entirely by means of the telephonic, electronic or other communication facility that the Company has made available for that purpose.

11.21 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

PART 12 - VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

> *[name of company]*
> (the "**Company**")
>
> The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name]*, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.
>
> Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):
>
> Signed *[month, day, year]*
>
> ______________________________
>
> *[Signature of shareholder]*
>
> ______________________________
>
> *[Name of shareholder—printed]*

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 13 - DIRECTORS

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act*. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4;

(3) if the Company is not a public company, the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4.

13.2 Residency of Directors

A majority of the directors shall be resident Canadians provided that if the number of directors is fewer than three, at least one shall be a resident Canadian.

13.3 Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.4 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.5 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.6 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.7 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.8 Special Remuneration for Directors

If any director who is not an employee or officer performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director who is not an employee or officer, or if any director who is not an employee or officer is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director who is not an employee or officer, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.9 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14 - ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution in lieu of an annual general meeting as contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act* or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 14.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by ordinary resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

PART 15 - POWERS AND DUTIES OF DIRECTORS

15.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

15.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 16 - DISCLOSURE OF INTEREST OF DIRECTORS

16.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act* or the OBCA.

16.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless

all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act.*

16.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6 No Disqualification

Subject to any restrictions under the OBCA, no director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act* and the OBCA, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act* and the OBCA, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 17 - PROCEEDINGS OF DIRECTORS

17.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3) any other director chosen by the directors if:

(a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director has waived notice of the meeting.

17.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

17.9 Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

17.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the number directors, provided that where the number of directors of the Company is two directors, both directors must be present to constitute a meeting.

17.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18 - EXECUTIVE AND OTHER COMMITTEES

18.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

18.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

18.3 Obligations of Committees

Any committee appointed under Articles 18.1, 18.2 and 18.6, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

18.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1, 18.2 and 18.6:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

18.5 Committee Meetings

Subject to Article 18.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1, 18.2 and 18.6:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.6 Audit Committee

If the Company is a public company the directors shall, and otherwise the directors may, constitute an audit committee composed of not fewer than three directors, a majority of whom are not officers or employees of the Company or any of its affiliates, and who shall hold office until the next annual meeting of shareholders. Notwithstanding anything provided in this Part 18, the audit committee shall have the powers and duties provided in the *Business Corporations Act.*

PART 19 - OFFICERS

19.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act.* One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20 - INDEMNIFICATION

20.1 Definitions

In this Article 20:

(1) "**eligible penalty**" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "**eligible proceeding**" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or a former director of the Company (an "**eligible party**") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3) "**expenses**" has the meaning set out in the *Business Corporations Act*.

20.2 Mandatory Indemnification of Directors and Former Directors

Subject to the *Business Corporations Act*, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

20.4 Non-Compliance with *Business Corporations Act*

The failure of a director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, officer, employee or agent of the Company;

(2) is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

PART 21 - DIVIDENDS

21.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. (Toronto time) on the date on which the directors pass the resolution declaring the dividend.

21.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of cash or cash equivalents, specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

21.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10 Dividend Bears No Interest

No dividend bears interest against the Company.

21.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

21.14 Unclaimed Dividend

Any dividend that is unclaimed after six years from the date on which it was declared payable shall be forfeited and shall revert to the Company.

PART 22 - DOCUMENTS, RECORDS AND REPORTS

22.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

22.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

PART 23 - NOTICES

23.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

- (a) for a record mailed to a shareholder, the shareholder's registered address;
- (b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;
- (c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

- (a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

23.2 Deemed Receipt

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. Notices sent by any means of transmitted or recorded communication or provided as an electronic document shall be deemed to have been received on the business day on which such notices were sent, or on the next business day following, if sent on a day other than a business day.

23.3 Electronic Signatures

A requirement under the *Business Corporations Act* or these Articles for a signature or for a document to be executed, is satisfied by a signature or execution in electronic form if such is permitted by law and all requirements prescribed by law are met.

23.4 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.5 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.6 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 24 - SEAL

24.1 Who May Attest Seal

The Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of any one or more duly authorized directors or officers or other persons as may be determined by the directors from time to time.

24.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

PART 25 – SPECIAL RIGHTS AND RESTRICTIONS

25.1 Definitions

In this Article 25:

(1) "**designated security**" means:

(a) a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "**security**" has the meaning assigned in the *Securities Act* (British Columbia);

(3) "**voting security**" means a security of the Company that:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2 Application

Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

25.4 Restriction On Ownership By ERISA Plans

(a) At no time may any securities of the Company be purchased by, transferred to or beneficially held by any employee benefit plan that is subject to the fiduciary and prohibited transaction provisions of the *United States Employee Retirement Income Security Act of 1974*, as amended ("ERISA"), and/or any plan that is subject to section 4975 of the *United States Internal Revenue Code of 1986*, as amended, any trust holdings assets of such a plan and any entity that is deemed to hold the assets of such a plan pursuant to 29 C.F.R. Section 2510.3-101, issued by the United States Department of Labor (an "**ERISA Plan**").

(b) Any purported sale, disposition or other transfer of any of the Company's securities (whether or not the result of a transaction entered into through the facilities of the Toronto Stock Exchange (the "**TSX**") (or any other national securities exchange or automated quotation system) that, if effective, would result in any ERISA Plan beneficially owning any securities of the Company (a "**Transfer**") shall be void *ab initio*, and the intended transferee shall acquire no rights in such securities. Each transferee of beneficial ownership of the Company's securities shall be deemed to represent to the Company that such transferee is not an ERISA Plan.

(c) Each person who is a beneficial owner of the Company's securities and each person (including the securityholder of record) who is holding securities for a beneficial owner shall, within 30 days of receiving a written request from the Company therefor, provide to the Company a written statement of affidavit stating such information as the Company may request in order to determine whether such person is an ERISA Plan or not.

(d) Notwithstanding any provision contained in these articles of amendment to the contrary, nothing herein shall preclude the settlement of any transaction entered into through the facilities of the TSX or any other national securities exchange or any other automated quotation system.

(e) If, notwithstanding paragraph (b) above, a purported Transfer or any other event pursuant to which any ERISA Plan would beneficially own any of the Company's securities (a "**Non-Transfer Event**") is purported to occur, then:

(i) the purported transferee shall be deemed to be a person who is prevented from becoming or remaining the owner of record title to securities of the Company pursuant to paragraph (b) above and shall acquire no right or interest or, in the case of a Non-Transfer Event, the person holding record title to the securities beneficially owned by such beneficial owner shall cease to own any right or interest in the securities (a "**Prohibited Owner**"),

(ii) such securities shall automatically be transferred to a correction trust in accordance with paragraph (h) below,

(iii) the Prohibited Owner shall submit the certificates representing such securities to the Company, accompanied by all requisite and duly executed assignments of transfer thereof, for registration in the name of the trustee of the correction trust (the "**Trustee**") and such Prohibited Owner shall take any and all actions reasonably requested by the Company to complete the transfer of such securities to the correction trust,

(iv) such securities shall be sold by the Trustee in accordance with paragraph (i) below, and

(v) such transfer to a correction trust shall be effective as of the close of trading on the trading day prior to the date of the purported Transfer or Non-Transfer Event, as the case may be.

(f) If the Company, or its designees, shall at any time determine in good faith that a Transfer has taken place in violation of paragraph (b) above or that an ERISA Plan intends to acquire or has attempted to acquire beneficial ownership of any of the Company's securities, the Company shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or acquisition, including, but not limited to, refusing to give effect to such Transfer on the transfer books of the Company or instituting proceedings to enjoin such Transfer or acquisition, but the failure to take any such action shall not affect the transfer to a correction trust in accordance with paragraph (e) above.

(g) Any ERISA Plan that acquires or attempts to acquire securities in violation of paragraph (b) above, or any ERISA Plan that owns securities that were transferred to a correction trust pursuant to paragraph (e) above, shall immediately give written notice to the Company of such event and shall provide to the Company such other information as the Company may request in order to determine the effect, if any, of such Transfer or Non-Transfer Event, as the case may be, on the Company.

(h) Upon any purported Transfer in violation of paragraph (b) or Non-Transfer Event, (i) the Company shall create, or cause to be created, a correction trust, and shall designate a Trustee of such correction trust and a beneficiary of such correction trust (which beneficiary shall be the Company), and (ii) the securities purported to be transferred to an ERISA Plan (or held by an ERISA Plan as a result of a Non-Transfer Event) shall be automatically transferred to such correction trust to be held for the benefit of the Company. Any transfer to a correction trust shall be effective as of the close of trading on the trading day prior to the date of the purported Transfer or Non-Transfer Event that results in the transfer to the correction trust. The sole obligation of the correction trust and the Trustee to the ERISA Plan that purported to be the beneficial owner of the securities that are transferred to the correction trust shall be to pay to such ERISA Plan the net proceeds of the sale of such securities, as described in paragraph (i) below. In particular, such ERISA Plan shall not be deemed to be a beneficiary of the correction trust and the Trustee shall have no fiduciary duties with respect to such ERISA Plan (or its participants or beneficiaries), it being understood that the Trustee is to act solely in the interest of the Company to correct a purported Transfer or non-Transfer Event that has occurred in violation of paragraph (b). The Trustee shall be appointed by the Company, and the Company shall use reasonable efforts not to appoint as Trustee a person who is a "party in interest" with respect to such ERISA Plan, within the meaning of Section 3(14) of ERISA, based on such information (if any) as may be provided to the Company by such ERISA Plan.

(i) Upon the transfer to the correction trust of the securities in accordance with paragraph (h) above, the Trustee shall sell such securities on the TSX (or any other national securities exchange or automated quotation system the securities are then traded) (or, if the securities are not so traded, in any commercially reasonable sale) and, in the interim, shall suspend the voting and distribution rights attached to such securities. The ERISA Plan's sole right with respect to the securities and the correction trust shall be to receive the net proceeds of sale following surrender of the certificates representing such securities.

25.5 Limitation on United States Resident Ownership

(a) At no time may more than 100 United States persons (using the principles of counting for purposes of Section 3(c)(1) of the *Investment Companies Act of 1940* (the "**1940 Act**")) collectively be the beneficial owners of the securities of the Company, nor may any United States person be the beneficial owner of more than 10% of any class of securities of the Company.

(b) The Company may require declarations as to the jurisdictions in which beneficial owners of its securities are resident.

(c) If the Company becomes aware that either of the foregoing limitations may be contravened, the Company (or its transfer agent and registrar) will make a public announcement and will not accept a subscription for securities from or issue or register a transfer of securities to a person unless the person provides a declaration that the person is not a United States person.

(d) If, notwithstanding the foregoing, the Company determines that more than 100 United States persons are beneficial owners of its securities (on either a non-diluted or fully-diluted basis), the Company may send a notice to such United States beneficial owners, as applicable, chosen in inverse order to the order of acquisition or registration or in any manner as the Company may consider equitable and practicable, requiring them to sell their securities or a portion thereof within a specified period of not less than 10 days. If after such period, the beneficial owners receiving the notice have not sold the specified number of securities, as applicable, or provide the Company with satisfactory evidence that they are not United States persons, the Company may, on behalf of those beneficial owners, sell those securities, as applicable, and, in the interim, will suspend the voting and distribution rights attached to those securities. Upon such sale, the affected beneficial owners will cease to be beneficial owners, as applicable, and their rights will be limited to receiving the net proceeds of the sale.

(e) The board of directors of the Company will have no liability for the amount received upon a sale described in this section, provided that they act in good faith.

25.6 Limitation on Ownership by United States Entities

If any U.S. entity intends to hold more than 5% but less than 10% of the income participating securities ("**IPSs**") or common shares ("**Common Shares**") of the Company, such entity agrees to cooperate with the Company and provide information necessary to make any filings with the United States Federal Energy Regulatory Commission ("**FERC**") that may be required pursuant to the *United States Federal Power Act*, as amended (the "**FPA**").

25.7 Limitation on Ownership By Public Utilities

(a) At no time may any person own IPSs or Common Shares if such person: (i) is engaged primarily in the electric or gas business; (ii) is otherwise affiliated with any franchised electric utility; (iii) has controlling ownership interests in any electric generating, transmission, or distribution facilities; (iv) is affiliated with any power marketers; (v) is an "electric utility" as such term is defined in section 3(22) of the FPA; (vi) is a "public-utility company" or a "holding company" or an "associate company", "affiliate", or "subsidiary company" of a "holding company" as each term is defined in section 2(a) of the *Public Utility Holding Company Act of 1935*, as amended ("**PUHCA**"); (vii) is subject to regulation under PUHCA; (viii) is subject to regulation as a "public utility" under the FPA; or (ix) is subject to regulation with respect to rates or to financial or organizational matters as an electric utility, public utility, or public service company or corporation under the laws of any state unless such person satisfies the Company that the ownership of the IPSs or Common Shares by such person will not adversely affect the qualification of any of the power generation projects in which the Company holds an indirect interest (the "**Projects**") as a qualifying facility under FERC's rules implementing the *Public Utility Regulatory Policies Act of 1978*, the order issued under the FPA with respect to certain Projects, or the Projects' qualification for market-based rates under the FPA.

(b) Determination of a potential adverse effect described in paragraph (a) above is at the sole discretion of the Company and the Company may elect to strictly enforce any or all of the restrictions set forth above against such entity.

(c) If the Company becomes aware that any of the restrictions set out in this section may be contravened, the Company (or the transfer agent and registrar of the Company) will make a public announcement and will not accept a subscription for IPSs or Common Shares from, or issue or register a transfer of IPSs or Common Shares to, a person unless the person provides a declaration that the person is not an entity described above.

(d) If, notwithstanding the foregoing, the Company determines that a beneficial owner of IPSs or Common Shares violates the foregoing restrictions, the Company may send a notice to such owners of IPSs or Common Shares requiring it to provide specified information to the Company such that the Company can determine whether such person's beneficial ownership may have an adverse effect upon the Company. Upon such determination, the Company may send a further notice requiring such beneficial owner to sell its IPSs or Common Shares of the Company within a specified period of not less than 10 days. If the beneficial owner of IPSs or Common Shares receiving the notice has not sold the IPSs or Common Shares, as applicable, or provided the Company with satisfactory evidence that it does not contravene the foregoing restrictions, the Company may, on behalf of that beneficial owner of IPSs or Common Shares, sell those IPSs or Common Shares, and, in the interim, will suspend the voting and distribution rights attached to those IPSs or Common Shares. Upon that sale, the affected beneficial owner will cease to be a beneficial owner of the IPSs or the Common Shares, as applicable, and its rights will be limited to receiving the net proceeds of the sale.

(e) The board of directors of the Company will have no liability for the amount received upon a sale described in this section, provided that they act in good faith

SCHEDULE "C"

RIGHTS OF DISSENTING SHAREHOLDERS

The following is a summary of the procedure set out in Section 185 of the Ontario Act to be followed by a Shareholder who intends to dissent from the Continuance Resolution and who wishes to require the Corporation to acquire his Common Shares and pay him the fair value thereof, determined as of the close of business on the day before the Continuance Resolution is adopted.

Section 185 provides that a shareholder may only exercise the right to dissent with respect to all the shares of a class held personally by him on behalf of any one beneficial owner and registered in the shareholder's name.

As such, a shareholder may only exercise the right to dissent under Section 185 in respect of shares that are registered in that shareholder's name. In many cases, shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as The Canadian Depositary for Securities Limited ("**CDS**")) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under Section 185 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to invoke the provisions of Section 185 must send to the Corporation a written objection to the Continuance Resolution (the "**Notice of Dissent**") at or before the time fixed for the shareholders' meeting at which the Continuance Resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of his right to vote on the Continuance Resolution, however a vote either in person or by proxy against the Continuance Resolution does not constitute a Notice of Dissent. A vote in favour of the Continuance Resolution will deprive the registered shareholder of further rights under Section 185.

If the Continuance Resolution is adopted, the Corporation is required, within 10 days after adoption, to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the Continuance Resolution or withdrawn his objection (a "**Dissenting Shareholder**") that the Continuance Resolution has been adopted. A Dissenting Shareholder must send the Corporation a written demand for payment (the "**Demand for Payment**"), within 20 days after he receives notice of adoption of the Continuance Resolution or, if he does not receive such notice, within 20 days after he learns that the Continuance Resolution has been adopted, containing the shareholder's name and address, the number and class of the Corporation's shares for which the shareholder is dissenting, and a demand for payment of the fair value of those shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send the Corporation or its transfer agent the certificates representing the shareholder's dissenting shares. The Corporation or the transfer agent will endorse on the share certificates a notice that the shareholder is a Dissenting Shareholder and will then return the certificates to the Dissenting Shareholder.

If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his share certificates, he may lose his right to make a claim under Section 185.

After the Dissenting Shareholder sends the Demand for Payment, the Dissenting Shareholder will no longer have any rights as a shareholder of the Corporation other than the right to be paid the fair value of such shares, unless: (i) the Dissenting Shareholder withdraws his Demand for Payment before the Corporation makes a written offer to pay (the "**Offer to Pay**"); (ii) the Corporation does not make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his Demand for Payment; or (iii) the Corporation's board of directors revoke the Continuance Resolution, in all of which cases the Dissenting Shareholder's rights as a

shareholder are reinstated, and in the first two cases, the Dissenting Shareholder's shares will be subject to the Continuance Resolution.

If a Dissenting Shareholder dissents within seven days after the later of the effective date of the Continuance and the date when the Corporation receives the Demand for Payment, the Corporation is required to send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he has dissented. The Offer to Pay must be in an amount considered by the Corporation's board of directors to be the fair value of the shares. A statement showing how the fair value was determined must acknowledge the Offer to Pay. Every Offer to Pay made to Dissenting Shareholders for shares of the same class must be on the same terms. The Corporation must pay the amount specified in an Offer to Pay within 10 days after the Dissenting Shareholder accepts the Offer to Pay, however the Corporation's Offer to Pay will lapse if the Corporation has not received the Dissenting Shareholder's acceptance within 30 days after the Offer to Pay has been made.

If a Dissenting Shareholder does not accept an Offer to Pay or if an Offer to Pay is not made, the Corporation may apply to the court to fix a fair value for the shares of any Dissenting Shareholder. The application to court to fix the fair value must be made by the Corporation within 50 days after the effective date of the Continuance or within such further period as a court may allow. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in an application to the court.

Before making an application to the court, or not later than seven days after receiving notice of an application to the court made by a Dissenting Shareholder, as the case may be, the Corporation must give notice to each Dissenting Shareholder who, at the date upon which such notice is given, (i) has sent to the Corporation the Demand for Payment; and (ii) has not accepted the Corporation's Offer to Pay (the "**Notice Conditions**"), of the date, place and consequences of the application and of such Dissenting Shareholder's right to appear and be heard in person or by counsel, and shall give similar notice to each Dissenting Shareholder who, after the date of the first mentioned notice and before termination of the proceedings, satisfies the Notice Conditions, within three days of such satisfaction. All Dissenting Shareholders who satisfy the Notice Conditions shall be deemed to be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court shall fix a fair value for the shares of all Dissenting Shareholders and may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Continuance until the date of payment of the amount ordered by the court. The fair value fixed by the court may be more or less than the amount specified in an Offer to Pay. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder who has complied with the Notice Conditions.

The Corporation cannot make a payment to a Dissenting Shareholder if there are reasonable grounds for believing that:

(a) the Corporation is insolvent; or

(b) the payment would render the Corporation insolvent.

The above is only a summary of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his shares and is not intended to be exhaustive. Section 185 of the Ontario Act requires strict adherence to the procedures set out therein. It is suggested that a Shareholder wishing to exercise a right to dissent should seek legal advice, as failure to strictly comply with the provisions of the Ontario Act may result in the loss or unavailability of the right to dissent.

The Corporation's board of directors may elect not to proceed with the transactions contemplated in the Continuance Resolution if any notices of dissent are received.

GOODMANS\\5127568.7

AtlanticPower
Corporation

INVEST IN POWER

Atlantic Power Corporation
Annual Report 2004



Contents



PROFILE: Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generating projects located primarily in the United States.

Our Income Participating Securities (IPS), comprised of one common share and $5.767 of 11% subordinated notes, are listed on the Toronto Stock Exchange (symbol ATP.UN). Atlantic Power benefits from the strong sponsorship of ArcLight Capital Partners, LLC, one of North America's leading private investment firms focused exclusively on the electric power and energy sectors. Additional information about our projects can be found on our web site at www.atlanticpowercorporation.com.

OBJECTIVES: Atlantic Power's objectives are to maintain and grow cash distributions over the long-term by enhancing the generation of cash at our existing assets and by expanding our power generation portfolio through accretive acquisitions.

AT A GLANCE...

Proven Value Enhancing Strategies: 1. Right of First Offer to acquire 11 additional ArcLight projects; 2. Other accretive acquisitions from third-parties; 3. Enhance performance of existing projects; and 4. Consolidate ownership in current projects.

Map of Project Locations

GAS

A **Badger Creek**, Bakersfield, CA
B **Delta-Person**, Albuquerque, NM
C **Gregory**, Corpus Christi, TX
D **Mid-Georgia**, Kathleen, GA
E **Lake**, Umatilla, FL
F **Orlando**, Orlando, FL
G **Pasco**, Tampa, FL
H **MASSPOWER**, Springfield, MA
I **Selkirk**, Bethlehem, NY
J **Onondaga**, Geddes, NY

COAL

K **Stockton**, Stockton, CA
L **Rumford**, Rumford, ME

HYDRO

M **Koma Kulshan**, Whatcom County, WA
N **Topsham**, Topsham, ME

FUEL OIL

O **JPPC**, Kingston, Jamaica

Additional information on each of our projects can be found at www.atlanticpowercorporation.com


A
B
C
D
E
F
G
H
I
J
K
L
N
O
JAMAICA


Rumford, Rumford, ME


Topsham, Topsham, ME


Delta-Person, Albuquerque, NM

Project Information

Project Name	Location	Fuel Type	Total MW	Economic Interest[1]	Acct Tmt[2]	Net MW[3]	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.0%	P	23	Pacific Gas & Electric	2011	BBB
Delta-Person	New Mexico	Natural Gas	132	40.0%[4]	E	53	Public Service of New Mexico	2020	BBB
Gregory	Texas	Natural Gas	400	9.45%[4][7]	E	38	Dynegy Reynolds Metals	2005 2020	B NR
JPPC	Jamaica	Fuel Oil	60	24.1%	E	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13	49.8%	P	7	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.0%	C	110	Progress Energy	2013	BBB
MASSPOWER	Massachusetts	Natural Gas	267	17.5%	E	47	Boston Edison Commonwealth Electric Massachusetts Municipal Wholesale Electric	2013[5] 2008/2013[5] 2013	A A A-
Mid-Georgia	Georgia	Natural Gas	308	50.0%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.0%	C	91	Niagara Mohawk	2008[6]	A
Orlando	Florida	Natural Gas	126	50.0%	P	63	Progress Energy Reedy Creek Improvement District	2023 2013	BBB A-
Pasco	Florida	Natural Gas	109	49.9%	P	54	Progress Energy	2008	BBB
Rumford	Maine	Coal/Biomass	85	23.2%[4]	E	20	Central Maine Power MeadWestvaco	2005 2020	BBB+ BBB
Selkirk	New York	Natural Gas	345	18.5%[4]	E	64	Niagara Mohawk Consolidated Edison	2008 2014	A A
Stockton	California	Coal	55	50.0%	P	28	Pacific Gas & Electric Corn Products International	2008 2008	BBB BBB-
Topsham[8]	Maine	Hydro	14	50.0%	P	7	Central Maine Power	2011	BBB+

(1) Atlantic Power's subsidiary Atlantic Power Holdings, LLC ("Holdings") economic interest represents the percentage ownership interest in the Project held indirectly by Holdings (except as otherwise noted).

(2) Accounting Treatment: (refer to Note 1 to Consolidated Financial Statements).
C=Consolidated, P=Proportionate Consolidation, E=Equity

(3) Represents Holdings' interest in each project's total electric generation capacity in megawatts ("MW") based on Holdings' economic interest in each project.

(4) Represents Holdings' estimate of its share of the cash flow from the project.

(5) On March 1, 2005 MASSPOWER concluded a termination agreement for its one PPA with Boston Edison and two PPAs with Commonwealth Electric and received a termination payment. See Subsequent Events.

(6) A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.

(7) On January 12, 2005 Holdings increased its indirect interest in the Gregory Project to 15.1% or 60.4 net MW. See Subsequent Events.

(8) Holdings' owns its interest in this Project as a lessor.


Orlando, Orlando, FL


Stockton, Stockton, CA


Selkirk, Bethlehem, NY



REPORT TO SHAREHOLDERS: We are pleased to present our first report to Shareholders. With the completion of our initial public offering in November 2004, Atlantic Power became one of North America's largest publicly-traded power income funds.

We hold interests in a diversified portfolio of power generation projects situated primarily in major markets in the United States. Revenues are derived from the sale of electricity and steam to predominantly investment-grade off-takers under long-term agreements, providing Atlantic Power with stable long-term cash flows. We have identified a number of strategies and growth opportunities aimed at increasing cash distributions and investor returns over the long-term.

Strong Industry Fundamentals and Unique Competitive Position

The electric power industry is one of the North American economy's largest industry segments, with revenue in the United States of nearly $260 billion in 2003. A growing portion of the power produced in the U.S. is now generated by independent power producers, or non-utility generators, who sell their electricity to utilities and other entities under long-term contracts. In the United States there are 7,800 facilities comprising the independent power marketplace, accounting for approximately 48% of total generating capacity.

As many power income funds look increasingly to the U.S. for further growth, Atlantic Power is uniquely positioned to access, analyze, and execute accretive acquisitions. This advantage is based on our focus on the U.S. market with an experienced management team, strong industry relationships, and our Right of First Offer to purchase 11 projects provided by our sponsor. Having invested successfully in this industry through its cycles, and with working knowledge of issues at the state and federal levels, this team can effectively find value and avoid potential pitfalls for our investors.

A Solid Portfolio

Atlantic Power currently owns interests in a diversified portfolio of 15 power projects primarily located in nine states representing most of the major U.S. power markets. In aggregate, Atlantic Power's interest in the generating capacity of its projects totals 773 MW as of December 31, 2004.

Our Projects are well diversified, based on electricity and steam off-takers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any one region. Shareholder risk is also reduced by our diversified and financially strong customer base. Currently we have contracts to sell our electricity and steam to 24 different off-takers, with over 90% of the power buyers having investment-grade credit ratings.

To operate and maintain our facilities, we partner with recognized leaders in independent power, many of whom also have equity investments in our projects. While day-to-day operational decisions are made by these partners, we participate in partnership meetings and are involved in virtually every significant decisions taken about the physical asset, contractual arrangements, financing and overall strategy.

Looking ahead, we have identified a number of strategies to enhance the solid performance and cash flow of our initial projects and to consolidate our ownership of these facilities.

A Proven Business Model

The majority of our projects sell electricity under long-term Power Purchase Agreements (PPAs) with a weighted average term of approximately 11 years. In addition, the projects typically have long-term fuel supply and transportation agreements with terms corresponding to the length of the related PPA. To protect Shareholders from future increases in fuel costs, the PPAs typically provide for substantially all of the changes in fuel costs to be passed through to the power buyer.

The stability of cash distributions is also supported by our Reserve Account, which held $12.5 million as of December 31, 2004. In March 2005, due to the termination and buy-out of three of the four PPAs of the MASSPOWER Project, almost $36 million was added to the Reserve Account making a total of $48.5 million. This was a positive investment result for Atlantic Power and the other MASSPOWER Partners, and also provided projected ratepayer benefits. These additional funds will likely be used to make an acquisition, consistent with our objectives. Cash generated in excess of cash distributions to our Shareholders continues to be deposited into the Reserve Account. The Reserve Account is available to stabilize future cash distributions and to fund acquisitions and other growth opportunities.

Because almost all of our business is in U.S. dollars, we have entered into hedging arrangements to fix the Canadian dollar exchange rate on a rolling five-year basis to minimize exposure to currency fluctuations for Atlantic Power's cash distributions at the current level.

A Strong Sponsor

Atlantic Power's sponsor is ArcLight Capital Partners, LLC, one of North America's leading private investment firms focused exclusively on the electric power and energy sectors. ArcLight Energy Partners Funds I and II are significant investors in Atlantic Power, owning approximately 42% of Atlantic Holdings, along with Caithness Energy.

Going forward, we will continue to leverage ArcLight's experience and extensive relationships within the North American power and energy industry as we build our portfolio and enhance cash flows from our facilities. We have a Right of First Offer to purchase 11 additional facilities from ArcLight representing over 700 megawatts of power generating capacity, a distinct advantage in our ability to expand the portfolio.



We believe market factors have created a unique opportunity for Atlantic Power to grow its business over the next several years through acquisitions that will generate increased cash distributions and value for our investors.

An Exciting Future

Looking ahead, we have identified a number of strategies and growth opportunities to build on the solid performance and cash flow of our initial projects.

First, we will capitalize on our knowledge, experience, and relationships in the North American power industry to find and make accretive acquisitions. Any purchase must meet our acquisition and investment guidelines, be approved by our Board and result in an increase in value and cash flow available for distribution to Shareholders.

Second, we can take advantage of our Right of First Offer to acquire interests in 11 additional projects currently owned by funds managed by ArcLight. These projects fit our model of solid operating assets with appropriate long-term contractual arrangements and stable cash flows.

Third, we will continue to work with our project operators and managers to enhance the operating and financial performance of our existing facilities. We will be exploring continued improvements and possible expansions to drive value for shareholders.

Finally, we will investigate the opportunity to consolidate our ownership in a number of our current projects.

In summary, we believe Atlantic Power presents a compelling investment opportunity. Our portfolio is well diversified geographically with an extensive customer base having predominantly investment grade credit ratings. Our long-term power sales and fuel supply contracts will provide sustainable monthly cash flow over the long-term. Our relationship with ArcLight augments our own considerable industry experience and further extends our industry presence to help identify and assess attractive acquisition opportunities.

Our ultimate objective at Atlantic Power is to deliver predictable, stable and growing cash distributions for our Shareholders. We are confident that we have the facilities, the relationships and the management expertise to achieve this goal, and are excited about our future as we build on the strong track record of performance.

BARRY WELCH
President and CEO



Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following management discussion and analysis ("MD&A") of financial condition and results of operations should be read in conjunction with the audited financial statements of Atlantic Power Corporation ("Atlantic Power" or "the Company") for the six weeks ended December 31, 2004. All amounts described in the management discussion and analysis of financial condition and results of operations are in thousands of U.S. dollars. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This management discussion and analysis of financial condition and results of operation also contains forward looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk factors". Information contained in this management's discussion and analysis is based on information available to management as of March 31, 2005.

OVERVIEW

The Company was established under the laws of the Province of Ontario. With the completion of its Initial Public Offering ("IPO") on November 18, 2004 and after the exercise of the underwriter's overallotment on December 6, 2004, the Company owns 58.1% of the common membership interests and all of the outstanding Class A preferred membership interests in Atlantic Power Holdings, LLC ("Holdings"). The remaining 41.9% of the common membership interests and all of the outstanding Class B preferred membership interests in Holdings are owned by subsidiaries of ArcLight Energy Partners Funds I and II (the "ArcLight Funds") and Caithness Energy (such subsidiaries, together, the "Existing Investors"). Holdings was formed to acquire indirect interests in a diversified portfolio of power generating facilities (the "Projects"), located primarily in major markets in the United States, from the Existing Investors. The Company currently has 36,800,000 Income Participating Securities ("IPSs") outstanding. Each IPS represents one common share of the Company ("Common Shares") and Cdn $5.767 aggregate principal amount of 11% subordinated notes of the Company ("Subordinated Notes").

As of December 31, 2004, interests were owned in fourteen projects in the United States and one in Jamaica with a combined total power generating capacity of 2,161 megawatts ("MW"). Atlantic Power's interests in the Projects represented approximately 773MW of power generating capacity as of December 31, 2004.

Management and administrative services are provided to the Company by Atlantic Power Management, LLC, a Delaware limited liability company (the "Manager") formed by ArcLight Capital Partners, LLC ("ArcLight") and the ArcLight Funds. The Manager manages the business of the Company and Holdings and also focuses on identifying additional acquisitions and investments for the Company. In addition to the substantial energy investing experience and industry relationships of the Manager's employees, the Company expects to benefit from ArcLight's experience, relationships and specialized knowledge to identify emerging trends and present the Company with accretive acquisition opportunities within the power and energy sector.

The Projects are typically operated and maintained by third party operators under contracts with the Project partnerships. Terms of these agreements vary in length and typically provide for subsequent renewal terms.

The Company's objectives are to maintain the stability and sustainability of cash distributions to holders of Income Participating Securities ("IPSs"), in the form of interest payments on Subordinated Notes and dividends on Common Shares, and to increase, when prudent, dividends on the Common Shares. In order to achieve these objectives, the Company intends to focus on enhancing the financial performance of the Projects and pursuing additional acquisitions and investments with a focus on power generating facilities predominantly in the U.S.

Cash Flow Available for Distributions is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities to Cash Flow Available for Distributions is set out in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

EBITDA is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance.

THE NON-UTILITY POWER GENERATION INDUSTRY

The Projects are non-utility electric generating facilities that operate primarily in the U.S. electric power generation industry. The electric power industry is one of the largest industries in the U.S., with 2003 revenue of nearly $260 billion, based on information published by the Energy Information Administration ("EIA") of the U.S. Department of Energy. A growing portion of the power produced in the U.S. is generated by non-utility generators. According the EIA, there were approximately 7,772 non-utility generators representing 448 Gigawatts of capacity and 1,421 Gigawatt hours of total net electric generation in 2003 (equal to 46%, 48% and 37% respectively of industry totals including utilities.) Non-utility generators sell the electricity generated to electric utilities, other load-serving entities (such as municipalities and electric cooperatives) and industrial consumers through bilateral contracts or wholesale power markets. Non-industrial electricity buyers, in turn, generally sell this electricity to industrial, commercial and residential customers. The power generated by the Projects is generally sold under long-term contracts, referred to as Power Purchase Agreements ("PPAs").

PROJECT PORTFOLIO

The following table outlines the Company's portfolio of power generating assets as of December 31, 2004, including its interest in each facility. Management believes the portfolio is well diversified based on electricity and steam buyers or off-takers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any one region.

PROJECT INFORMATION

Project Name	Location	Fuel Type	Total MW	Economic Interest(1)	Acct Tmt(2)	Net MW(3)	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.0%	P	23	Pacific Gas & Electric	2011	BBB
Delta-Person	New Mexico	Natural Gas	132	40.0%(4)	E	53	Public Service of New Mexico	2020	BBB
Gregory	Texas	Natural Gas	400	9.45%(4)(7)	E	38	Dynegy Reynolds Metals	2005 2020	B NR
JPPC	Jamaica	Fuel Oil	60	24.1%	E	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13	49.8%	P	7	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.0%	C	110	Progress Energy	2013	BBB
MASSPOWER	Massachusetts	Natural Gas	267	17.5%	E	47	Boston Edison Commonwealth Electric Massachusetts Municipal Wholesale Electric	2013(5) 2008/2013(5) 2013	A A A-
Mid-Georgia	Georgia	Natural Gas	308	50.0%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.0%	C	91	Niagara Mohawk	2008(6)	A
Orlando	Florida	Natural Gas	126	50.0%	P	63	Progress Energy Reedy Creek Improvement District	2023 2013	BBB A-
Pasco	Florida	Natural Gas	109	49.9%	P	54	Progress Energy	2008	BBB
Rumford	Maine	Coal/Biomass	85	23.2%(4)	E	20	Central Maine Power MeadWestvaco	2005 2020	BBB+ BBB
Selkirk	New York	Natural Gas	345	18.5%(4)	E	64	Niagara Mohawk Consolidated Edison	2008 2014	A A
Stockton	California	Coal	55	50.0%	P	28	Pacific Gas & Electric Corn Products International	2008 2008	BBB BBB-
Topsham(8)	Maine	Hydro	14	50.0%	P	7	Central Maine Power	2011	BBB+

(1) Atlantic Power's subsidiary Atlantic Power Holdings, LLC ("Holdings") economic interest represents the percentage ownership interest in the Project held indirectly by Holdings (except as otherwise noted).

(2) Accounting Treatment: (refer to Note 1 to Consolidated Financial Statements).
C=Consolidated
P=Proportionate Consolidation
E=Equity

(3) Represents Holdings' interest in each project's total electric generation capacity in megawatts ("MW") based on Holdings' economic interest in each project.

(4) Represents Holdings' estimate of its share of the cash flow from the project.

(5) On March 1, 2005 MASSPOWER concluded a termination agreement for its one PPA with Boston Edison and two PPAs with Commonwealth Electric and received a termination payment. See Subsequent Events.

(6) A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.

(7) On January 12, 2005 Holdings increased its indirect interest in the Gregory Project to 15.1% or 60.4 net MW. See Subsequent Events.

(8) Holdings' owns its interest in this Project as a lessor.

RESULTS OF OPERATIONS FOR THE SIX WEEKS ENDED DECEMBER 31, 2004

The Company commenced operations on November 18, 2004 on completion of its Initial Public Offering ("IPO") and the acquisition of interests in fifteen non-utility power projects. The Company did not hold any material assets prior to November 18, 2004 and is considered to have begun operations on November 18, 2004. As a result, there is no comparative prior period financial information available.

The Company generates revenues by selling its electricity, steam and other by-products to various off-takers, generally under long-term Power Purchase Agreements ("PPAs") and Steam Purchase Agreements. As of December 31, 2004 the Company had PPAs with 17 customers. Details on the duration of the PPAs for each property is presented in the table on the previous page.

Summary of Financial Information ($000s)

Period from November 18, 2004 to December 31, 2004		
Project Revenue [1]	$	18,490
Project Expenses [1]		14,576
Project Other Income [2]		(275)
Income before Administrative and Other Expenses		3,639
Administrative and other expenses		
Distribution, non-controlling interest [3]		2,622
Increase in Obligations, non-controlling interest [4]		16,490
Foreign Exchange Gain (net loss) [5]		266
Other		4,155
Total Administrative and other expenses		23,533
Income (loss) Before Income Taxes		(19,894)
Per share		*(0.57)*
Income Taxes		0
Net Income		(19,894)
Per share (U.S.)		*(0.57)*
Per share (Cdn)		*(0.69)*
Total Assets		740,203
Total Long-term Liabilities [6]		589,797
Cash Flows from Operating Activities		12,897
Distributions [7]		3,658
Distributions per IPS (U.S.)		*0.0994*
Distributions per IPS (Cdn)		*0.1195*

(1) Project revenue and project expenses of Holdings' interests in nine projects, including two wholly owned projects and seven proportionately consolidated projects with interests ranging from 49.9% to 50%. (Refer to Accounting Treatment presented in the preceding Project Information table.)

(2) Includes equity in earnings from partnerships of $593 from six projects in which Holdings owns interests of between 9.45% and 24.1%, accounted for on an equity basis.

(3) Distributions to holders of 41.9% non-controlling interest in Holdings (declared, but not distributed in the period).

(4) Existing Investors own a 41.9% non-controlling interest in Holdings with certain Liquidity Rights to request that the Company issue equity securities (including IPSs) to raise proceeds that would indirectly be used to redeem portions of the Existing Investors' interest, within the first two years from the IPO. During the two year period following the IPO, the Existing Investors must maintain a minimum 10% aggregate ownership interest in Holdings. This amount represents the mark-to market change during the reporting period in the potential obligation the Company to make such issuance so that Holdings can redeem the Existing Investors' interests based on the change in market price per IPS from Cdn $10.00 at IPO to Cdn $10.75 at December 31, 2004.

(5) Net impact of foreign exchange changes on the value of debt and the mark-to market value of currency hedges for the period.

(6) Includes the increase in the U.S. dollar equivalent of Canadian-denominated obligations less the value of the foreign exchange contract.

(7) Declared, but not distributed in reporting period.

Administrative and other expenses included non-recurring start-up costs of Manager of approximately $400 as well as annual recurring expenses such as audit and tax services that have a disproportionate impact on the short reporting period.

While aggregate generation and plant availability were down 9% and 3% respectively at the Projects from 2003 to 2004, revenue and EBITDA were up 2.8% and 1.4%. Decreases in availability of the Projects do not necessarily translate directly to revenue or EBITDA reductions if relevant threshold performance is still being met under the PPAs. Decreases in generation do not necessarily translate directly to reductions in revenue or EBITDA, since some projects may, at some times, provide more margin from resale of unused gas than from incremental electricity generation. Overall, EBITDA margin at the Projects only slightly declined from 35.4% in 2003 to 34.9% in 2004, based on unaudited results.

Among the Company's largest costs is the supply of natural gas, coal and other fuels required to operate the Projects. Each of the Projects generally has a long-term fuel supply agreement whose term matches the term of the corresponding PPA. Fuel costs, particularly natural gas costs, were at historically high levels in the U.S. through the six weeks ended December 31, 2004. However, the majority of the PPAs provide for the pass-through or indexing of fuel costs to the off-takers.

CASH FLOW FROM OPERATIONS

The Company's cash flow from the Projects will vary from year to year based on, among other things, changes in rates under the PPAs, fuel supply agreements, steam sales agreements and other project contracts, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market pricing following the expiry of PPAs, fuel supply and transportation contracts, working capital requirements and the general performance of the Projects. Project cashflows themselves may have some seasonality, and the pattern and frequency of distributions from Projects to Holdings during the year can also vary.

In order to provide holders of IPSs with stable and sustainable cash distributions, the Company deposited approximately $12.5 million into a Reserve Account at the closing of its IPO and will deposit funds in the Reserve Account from time to time, to stabilize future cash distributions and fund acquisitions and other growth opportunities. As of December 31, 2004 the Reserve Account held approximately $12.5 million. On March 1, 2005, Holdings received approximately U.S. $35.9 million related to the termination of three PPAs at the MASSPOWER project, which was added to the Reserve Account (see Subsequent Events).

The Company's cash flow from operations of $12,897 was in line with expectations for the period.

CASH AVAILABLE FOR DISTRIBUTION

Holders of IPSs receive cash distributions in the form of interest payments on Subordinated Notes and dividends on Common Shares. For the six week period from the IPO through December 31, 2004 no cash distributions were made. Distributions declared for the period and paid in January totaled Cdn $0.1195 per IPS. This was comprised of interest payments of Cdn $0.0758 on the 11% subordinated note portion of the IPS plus Cdn $0.0437 common share dividend per IPS. Cash Available for Distributions was $5,119.

The following table shows the calculation of Cash Available for Distribution starting with net cash provided by operating activities for the six weeks ended December 31, 2004. The pattern of distributions from the Projects is not consistent throughout the year, so this six week period should not be viewed as a proportionately representative period.

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION ($000s)

Cash flows from operating activities	$	12,897
Less: Increase in current liabilities related to Subordinated Note Interest, Distributions to Non-Controlling Interests and Dividends		(6,679)
Less: Consolidated project-level repayment of long-term debt		(3,410)
Add: Interest on Subordinated Notes		2,719
Less: Interest on non-IPS Subordinated Notes		(399)
Less: Purchase of property plant and equipment		(86)
Add: Proceeds on disposal of property plant and equipment		77
Cash Flow Available for Distributions		5,119
Interest on IPS Subordinated Notes[1]		2,320
Dividends to IPS Common Shares[1]		1,338
Total IPS Distributions[1]		3,658

(1) IPS Subordinated Note interest, IPS Common Share dividends and total Company distributions in Canadian Dollars were $2,789, $1,608 and $4,398, respectively. On a per IPS basis, the Canadian Dollar equivalent of these amounts were $0.0758, $0.0437 and $0.1195, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company has adequate liquidity from several sources in addition to cash flow from operations. The Reserve Account held $12.5 million at December 31, 2004 and is currently approximately $48 million as a result of the $35.9 million MASSPOWER distribution. Holdings has a $50 million revolving term credit facility, $14.75 million of which is allocated, but not drawn, to support letters of credit for contingent liabilities at several projects. There have been no drawdowns on the facility since the IPO. The credit facility may be drawn during the year to make quarterly estimated U.S. tax payments, which are expected to be refunded following the filing of the Company's annual return. In addition, the Projects themselves generally have their own reserve accounts to support payments for major maintenance costs and project-level debt service. All project-level debt is non-recourse to the Company or Holdings and is fully amortizing over the life of the projects' PPAs.

CAPITAL EXPENDITURES

Capital expenditures for the Projects are made at the project level using current project cashflow and project reserves. Therefore, the distributions that Holdings receives from the Projects are made net of capital expenditures needed at the projects. Generally, there are relatively little capital expenditures since repairs and most major maintenance expenditures, are expensed.

An estimated $2 million capital project is underway at the Pasco project to construct a water distillation facility that will serve as the project's thermal load. There is sufficient cash at the project to fund the construction, and approximately $550 was spent in 2004.

A gas turbine upgrade project will be undertaken in 2005 at the Orlando project to improve its output and efficiency characteristics. The upgrade will take place during the previously scheduled major maintenance outage. It will cost approximately $2.6 million and will be financed via a new Long-Term Service Agreement with the manufacturer which will expire in 2014.

CONTRACTUAL OBLIGATIONS

(a) Each project typically has a set of contracts that includes the following, which are obligations of the project partnerships and non-recourse to the Company unless otherwise specified. Therefore, specific contracts for individual projects are not discussed in detail in the MD&A.

- PPAs generally allow projects to pass through their fuel costs. See the earlier table on page 12 for off-takers and durations.
- Fuel Supply agreements have minimum volume requirements with terms typically similar to their respective PPA.
- Fuel Transportation agreements incorporate capacity reservation/demand payments.
- Steam Sales agreements track PPA lengths and are designed to meet regulatory requirements for thermal load/efficiency at fossil fuel plants.
- O&M agreements contract for operations and maintenance services by third parties or owners.
- Long-term service agreements may be in place for gas or steam turbine inspections and overhauls.
- Site Lease agreements grant use of project land where projects don't own the site.
- Project Debt is non-recourse and fully amortizing during PPA terms.

A detailed description of the Projects' agreements is contained in the Technical Review performed by Stone and Webster in conjunction with the Company's IPO, with updated information in its Annual Information Form, dated March 31, 2005. Both documents are available at www.sedar.com.

(b) Swap Agreement – see foreign currency hedging arrangements below

(c) Office Lease Obligations: The Manager subleases its office space from ArcLight, under an agreement through 2014. The obligations under this sublease are as follows:

	2005	2006	2007	2008-2014
Office Lease for Manager	130	130	130	933

(d) The Company pays a management fee under the Management Agreement, among the Company, Holdings and Manager. The management fee is subject to adjustment for future acquisitions as agreed to by the Company and Holdings' independent Managers, plus incentives and expenses. The company paid $620 during the 6 week period in 2004.

(e) Subordinated Notes – As of December 31, 2004, the Company had $206,927 outstanding of 11% subordinated notes due 2016. The notes are interest-only until their maturity.

RELATED PARTY TRANSACTIONS

The Manager has been engaged under the Management Agreement to provide certain management and administrative services to the Company and Holdings, for which it is paid (i) an annual management fee, (ii) reimbursement of costs, and (iii) an annual incentive fee equal to 25% of the excess in distributions paid to shareholders during the year above the initial targeted distributions at the IPO. The Management Agreement has an initial term of 20 years. The Manager is owned by the ArcLight Funds. Subsidiaries of the ArcLight Funds along with a subsidiary of Caithness Energy own 41.9% of Holdings.

The seven person Board of Managers of Holdings includes two members from the manager of the ArcLight Funds who were appointed by the Existing Investors, and the President and CEO of the Manager, but they may not vote on any proposed acquisitions by Holdings of projects from the ArcLight Funds.

The Manager receives administrative and office support services from the manager of the ArcLight Funds under a Management Support Agreement on a cost recovery basis. This agreement also requires ArcLight and its affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for ArcLight Fund I and Fund II or other investment funds managed by ArcLight or its affiliates.

As disclosed above, the Manager subleases its office space from ArcLight, under an agreement through 2014.

Caithness Energy has an indirect ownership interest in one of the Existing Investors. Subsidiaries of Caithness Energy provide operations and maintenance at four of the Projects and accounting, tax and other administrative functions for 12 of the Projects under agreements which are in effect through 2007 and renewable thereafter. During the six week period of 2004, Caithness Energy was paid $687.

FOREIGN EXCHANGE HEDGING ARRANGEMENTS

At the time of the IPO closing, Holdings entered into forward contracts to purchase Canadian dollars sufficient to make 60 monthly distributions at the current distribution level to all holders including Existing Investors, as well as interest payments on the separate subordinated notes at a rate of Cdn $1.2073/U.S. $1.00. For the six-week period ending December 31, 2004, the net impact of the change in the foreign exchange rate on (i) the aggregate value of the hedges and (ii) the Company's outstanding Subordinated Notes and its liability to Existing Investors from their liquidity right, was approximately ($266).

ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. During the period presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property plant and equipment and power purchase contracts, the recoverability of equity investments, the recoverability of future tax assets and the fair value of financial instruments and derivatives. Refer to Note 1 to the Consolidated Financial Statements.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies during the period ending December 31, 2004. Management is also not aware of any changes in accounting policies in the foreseeable future that, if changed, would materially affect the Company's overall financial condition or results of operations.

SUBSEQUENT EVENTS

On January 12, 2005, Holdings increased its indirect interest in the Gregory project from 9.4% to 15.1% or 60.4 net MW. The interest was acquired indirectly via Holdings' interest in Javelin and was accomplished using cash available at the project level.

On March 1, 2005, Holdings received a distribution of approximately U.S. $35.9 million from the MASSPOWER project. The distribution was comprised of (i) a portion of the proceeds paid to the project by two of its three utility power purchasers to terminate power purchase agreements that together account for approximately 66.5% of the project's output, (ii) operating income and (iii) the release of restricted cash. The MASSPOWER project has repaid its outstanding debt and will continue to make available approximately 7.9% of its output under its remaining power purchase agreement through 2013, if and when it is dispatched, and will have the option to sell the remainder of its output into the wholesale spot market. Holdings has placed the distribution into its Reserve Account, which is available to fund acquisitions and other growth opportunities to enhance the long-term stability of distributions.

OUTLOOK

The Company expects that the effects of significant dislocations in U.S. power markets that occurred over the past several years will continue, thereby providing it with opportunities for accretive acquisitions. The Company believes that the experience and industry relationships of Managers' employees, together with its ongoing relationship with ArcLight, will provide unique access to such acquisitions.

In addition, Holdings has been granted a right of first offer on a number of power producing projects currently owned by the ArcLight Funds. In aggregate, the right of first offer is related to interests in 11 power generating projects representing approximately 706 net MW of total electric generation capacity.

The Company intends to enhance the operation of the Projects and increase cash distributions through:

(i) optimization of commercial arrangements such as PPAs, fuel supply and transport contracts, steam sales agreements and management and operation agreements;
(ii) achievement of operating efficiencies;
(iii) upgrade or enhancement of existing equipment or plant configurations; and
(iv) expansion of existing Projects.

The Company also believes that opportunities exist to consolidate, on an accretive basis, ownership positions in certain Projects where it owns partial interests, and that financial restructuring and recapitalization opportunities at the Projects may provide capital to the owners of the Projects to fund future growth opportunities.

The opportunity exists for refinancing non-recourse debt at significantly lower interest cost at one or more of the Projects. Project insurance costs have tended to decrease on recent renewals.

RISK FACTORS

Atlantic Power's future performance and ability to generate sufficient cash flow to meet its monthly cash distributions to holders of IPSs and the Common Shares and Subordinated Notes represented thereby involves a number of risks and uncertainties. Any of these risks and uncertainties could have a material adverse effect on the Company's results of operations, business prospects, financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares, or Subordinated Notes or on the market price or value of IPSs, Common Shares or Subordinated Notes. A discussion of these risks and uncertainties can be found in the Company's Annual Information Form dated March 31, 2005. The following is a list of the primary risks facing the Company.

Revenue May be Reduced Upon Expiration or Termination of PPAs

Power generated by the Projects, in most cases, is sold under PPAs that expire at various times. In addition, these PPAs may be subject to termination in certain circumstances, including default by the project owner or operator. When a PPA expires or is terminated, it is possible that the price received by the relevant project for power under subsequent arrangements may be reduced significantly. It is possible that subsequent power purchase arrangements may not be available at prices that permit the operation of the project on a profitable basis. If this occurs, the affected project may temporarily or permanently cease operations.

The Projects Depend on their Electricity and Thermal Energy Customers

Each project relies on one or more PPAs, steam sales agreements or other agreements with one or more utilities or other customers for a substantial portion of its revenue. The amount of cash available for distribution to holders of IPSs, Common Shares and Subordinated Notes is highly dependent upon customers under such agreements fulfilling their contractual obligations. There is no assurance that these customers will perform their obligations or make required payments.

Certain Projects are Exposed to Fluctuations in the Price of Electricity

While a majority of the off-takers of the Projects are contractually obligated to purchase electricity under long-term PPAs, those Projects with power purchase arrangements based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the longterm PPAs expire or terminate, the Manager or the relevant project operator will be required to either negotiate new PPAs or sell into the electricity wholesale market, in which case the prices for electricity will depend on market conditions at the time.

Operations are Subject to the Provisions of Various Energy Laws and Regulations

If any Project that is a qualifying facility (a "QF") under the *United States Federal Power Act* (the "FPA"), were to lose its status as a QF, then such Project may no longer be entitled to exemption from provisions of the *Public Utility Holding Company Act of 1935* ("PUHCA") and/or the FPA and state law and regulations. This could subject such Projects to rate regulation as public utilities under the FPA and state law, and could result in the Company or certain of its affiliates inadvertently becoming a public utility holding company, which could cause some or all of the remaining Projects that are QFs to lose their QF status.

Loss of QF status could trigger defaults under covenants to maintain QF status in the PPAs, steam sales agreements and Project-level debt agreements and result in termination, penalties or acceleration of indebtedness under such agreements, plus interest.

A Project may lose its QF status on a retroactive or prospective basis. Loss of QF status by any of the Projects on a retroactive basis could lead to, among other things, an order from the United States Federal Energy Regulatory Commission (the "FERC") against the applicable Project for refunds of payments previously made under the PPAs, with interest. In addition, going forward, rates set forth in the applicable PPA would be subject to initial and potentially subsequent reviews by FERC under the FPA, which could result in reductions to such rates.

If those Projects that are EWGs were to lose their EWG status, this could result in certain affiliates of the Company inadvertently becoming a public utility holding company, which could cause some or all of the remaining Projects to lose their QF status. Loss of exemption from PUHCA would also trigger defaults under loan covenants to maintain exemptions from PUHCA.

On September 30, 2004, Pasco filed a petition seeking a temporary waiver of QF requirements for calendar years 2004 and 2005 with FERC because the steam demands from the current and new steam users were insufficient to reliably maintain QF status. The FERC granted the waiver to the Project for the 2004 and 2005 calendar years, which will allow Pasco the time needed to complete the installation of water distillation equipment so it can sell distilled water to counterparties commencing in 2005 and retain its QF status. The estimated cost of the distillation system is $2.0 million and the Project has reserved sufficient cash to fund its installation. Steam sales under the Thermal Agreement, along with steam used for distilled water sales, will allow Pasco to meet the FERC QF standards beginning in 2006.

The Projects Depend on Suppliers Under Fuel Supply Agreements and Increases in Fuel Costs may Adversely Affect the Profitability of the Projects

Revenues in respect of the Projects may be affected by the availability, or lack of availability, of a stable supply of fuel at reasonable prices. To the extent possible, the Projects attempt to match fuel costs to PPA energy payments. To the extent that fuel costs are not matched directly to PPA energy payments, increases in fuel costs may adversely affect the profitability of the Projects.

The amount of energy generated at the Projects is highly dependent on suppliers under certain fuel supply agreements fulfilling their contractual obligations. The loss of significant fuel supply agreements or an inability or failure by any supplier to meet its contractual commitments may adversely affect cash distributions by the Company.

Upon the expiry or termination of existing fuel supply agreements, the Manager or project operators will have to renegotiate these agreements or may need to source fuel from other suppliers. There can be no assurance that the Manager or project operators will be able to renegotiate these agreements or enter into new agreements on similar terms. Furthermore, there can be no assurance as to availability of the supply or pricing of fuel under new arrangements.

The amount of energy generated at the Projects is dependent upon the availability of natural gas, coal, oil or biomass. There can be no assurance that the long-term availability of such resources will remain unchanged.

U.S. Federal Income Tax Risks

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences generally applicable to a holder of Common Shares and Subordinated Notes, as represented by IPSs, will not be changed in a manner which adversely affects Non-U.S. Holders.

There is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes (i.e., as part of a unit that includes common shares of the Company). In light of this absence of direct authority, it cannot be concluded with certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Company intends to take the position that the Subordinated Notes are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Subordinated Notes would be recharacterized as non-deductible distributions with respect to the Company's equity, and the Company's net taxable income, which is effectively connected income and thus its U.S. federal income tax liability, would be materially increased. As a result, the Company's after-tax cash flow would be reduced and the Company's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares could be materially and adversely impacted.

ADDITIONAL INFORMATION

Additional information is available on the Company's website at www.atlanticpowercorporation.com, or at www.sedar.com.



Management's Responsibility for Financial Statements

to the Shareholders of Atlantic Power Corporation

The accompanying consolidated financial statements for Atlantic Power Corporation, the management discussion and analysis, and the information included in this annual report have been prepared by Atlantic Power Management, LLC, the Corporation's management who are responsible for their consistency, integrity and objectivity. Management is also responsible for ensuring that the consolidated financial statements are prepared and presented in accordance with Canadian generally accepted accounting principles, which include amounts that are based on estimates and judgments. To fulfill these responsibilities, management maintains appropriate internal control systems and policies and procedures to provide reasonable assurance that assets are safeguarded and the financial records are reliable and form a proper basis for preparation of financial statements.

KPMG LLP, the Corporation's independent auditor, is responsible for auditing the consolidated financial statements in accordance with Canadian generally accepted accounting procedures, and has expressed their opinion on the consolidated financial statements in this report. Their report, as auditors, is set forth herein.

The Corporation's Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board of Directors carries out this responsibility through its Audit Committee which meets regularly with management and the independent auditors. The members of the Audit Committee are independent of management. The consolidated financial statements have been reviewed and approved by the Board of Directors and its Audit Committee. The independent auditors have direct and full access to the Audit Committee and the Board of Directors.

BARRY WELCH
President and CEO

MARK BYSKOV
Chief Financial Officer

Auditors' Report

to the Shareholders of Atlantic Power Corporation

We have audited the consolidated balance sheet of Atlantic Power Corporation as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the period from November 18, 2004 to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

CHARTERED ACCOUNTANTS
Toronto, Canada
March 29, 2005

Consolidated Balance Sheet

December 31, 2004 *(in thousands of U.S. dollars)*		
ASSETS		
Current assets:		
Cash and cash equivalents	$	22,663
Reserve fund		12,509
Restricted cash		28,971
Current portion of indexed swap (note 13)		29,899
Accounts receivable		17,522
Prepayments, supplies and other		4,771
		116,335
Property, plant and equipment (note 4)		293,988
Equity investments (note 5)		139,696
Power purchase contracts (note 6)		105,914
Long-term portion of indexed swap (note 13)		69,692
Deferred financing costs		11,399
Other		3,179
	$	740,203
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	17,780
Current portion of long-term debt (note 8)		13,764
Current portion of indexed swap hedge (note 13)		7,320
Current portion of gas transportation contract commitment		3,719
Interest payable on Subordinated Notes		2,719
Distribution payable, non-controlling interest		2,622
Dividends payable		1,338
Other		995
		50,257
Long-term debt (note 8)		292,229
Other liabilities, non-controlling interests (note 9)		236,928
Gas transportation contract commitment		33,748
Indexed swap hedge (note 13)		22,973
Other liabilities and deferred revenue		3,919
Shareholders' equity:		
Common stock (note 10)		121,381
Deficit		(21,232)
		100,149
Commitments and contingencies (note 12)		
Subsequent event (note 18)		
	$	740,203

See accompanying Notes to Consolidated Financial Statements.

On behalf of the Board:

KEN HARTWICK
Director

IRVING GERSTEIN
Chairman of the Board

Consolidated Statement of Operations and Deficit

Period from November 18, 2004 to December 31, 2004 *(in thousands of U.S. dollars, except per share amount)*		
Project revenue:		
Energy sales	$	16,628
Indexed swap (note 13)		1,274
Other		588
		18,490
Project expenses:		
Fuel		6,865
Operations and maintenance		3,389
Project operator fees and expenses (note 14)		743
Amortization		3,579
		14,576
Project other income (expense):		
Equity earnings, net (note 5)		593
Interest expense, net		(868)
		(275)
Income before the undernoted		3,639
Administrative and other expenses:		
Management fees and administration (note 14)		1,270
Amortization of deferred financing costs		116
Interest, net		2,769
Distribution, non-controlling interest		2,622
Change in fair value of non-controlling interest (note 9)		16,490
Foreign exchange loss		266
		23,533
Loss for the period		(19,894)
Dividends		(1,338)
Deficit, end of period	$	(21,232)
Basic loss per share (note 16)	$	0.57

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

Period from November 18, 2004 to December 31, 2004 *(in thousands of U.S. dollars, except per share amount)*		
Cash flows from (used in) operating activities:		
Loss for the period	$	(19,894)
Items not involving cash:		
Amortization		3,695
Equity earnings		(593)
Change in fair value of non-controlling interest		16,490
Amortization of gas transportation contract commitment		(540)
Amortization of deferred revenue		(417)
Foreign exchange loss		266
Market value adjustments on indexed swap and hedge		(1,274)
Change in non-cash operating working capital		7,612
Indexed swap and hedge settlements		3,878
Distributions from equity investments		3,674
		12,897
Cash flows from (used in) financing activities:		
Proceeds from issuance of common stock		128,974
Proceeds from issuance of Subordinated Notes		205,934
Equity issuance costs		(7,593)
Deferred financing costs		(11,515)
Repayment of long-term debt		(3,410)
Repayment of assumed debt on acquisition		(167,831)
Repayment of obligations to non-controlling interest		(39,742)
		104,817
Cash flows from (used in) investing activities:		
Acquisitions, net of cash acquired (note 2)		(83,275)
Purchase of property, plant and equipment		(86)
Proceeds on disposal of property, plant and equipment		77
Other		742
		(82,542)
Increase in cash and cash equivalents and reserve fund end of period	$	35,172
Represented by:		
Cash and cash equivalents	$	22,663
Reserve fund		12,509
	$	35,172
Supplemental cash flow information:		
Interest paid	$	1,003
Equity issued to non-controlling interest (note 2)		259,082

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Period from November 18, 2004 to December 31, 2004 (in thousands of U.S. dollars)

Atlantic Power Corporation (the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004. The Company issued income-participating securities ("IPSs") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive.

The Company has acquired indirect interests in 15 power generation projects located primarily in the United States of America (collectively, the "Projects"). Two of the Projects are wholly owned subsidiaries of the Company, being Onondaga Cogeneration Limited Partnership ("Onondaga") and Lake Cogen Ltd. ("Lake").

The Projects are primarily "qualifying facilities" ("QFs") and "exempt wholesale generators" ("EWGs"), which have long-term contracts to sell power. QFs are small power producers or cogenerators (power producers that produce steam as a by-product of the electricity-generating process for use in a second industrial process) that meet certain operating, efficiency and fuel-use standards set forth by the United States' Federal Energy Regulatory Commission ("FERC"). Electric utilities are required to purchase generating capacity and electric energy from QFs at a price approved by state regulatory bodies. EWGs are independent power projects that are exempt from the United States' Public Utility Holding Company Act, but must obtain FERC approval for wholesale rates. The Company's EWGs have been granted market-based rate authority.

1. SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of consolidation:

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the consolidated accounts of all of its subsidiaries. The Company uses equity accounting for investments in which it has significant influence but does not control. The Company proportionately consolidates investments in which it has joint control. The Company eliminates intercompany accounts and transactions.

(b) Cash and cash equivalents, reserve fund and restricted cash:

Cash and cash equivalents include cash deposited at banks and highly liquid investments with original maturities of three months or less.

The reserve fund represents cash that management has set aside to support future distributions and to use in part to make acquisitions.

Restricted cash represents cash balances maintained in accounts administered by a separate agent as required under certain Projects' debt agreements.

(c) Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful life of the related asset. The amortization period for facilities ranges from one to 33 years. The weighted average period of amortization is 23 years.

Upon retirement or disposal of assets, the cost and related accumulated amortization are removed from the consolidated balance sheet and any gain or loss is reflected in the consolidated statement of operations and deficit.

(d) Power purchase contracts:

Power purchase contracts are valued at the time of acquisition based on the rates received under the power purchase contracts over the projected market rates. The balances are net of accumulated amortization. Amortization is provided on a straight-line basis over the remaining term of the contract. The amortization period ranges from one to 19 years. The weighted average period of amortization is 12 years.

(e) Revenue recognition:

Generally, the Company recognizes revenue when electricity and steam are delivered under the terms of the related contracts. One power purchase contract has pricing which fluctuates over the term of the contract. The Company has recognized revenue based on the estimated average rate for the duration of the contract with the difference between cash received and revenue recognized reflected as deferred revenue.

One of the Projects, Onondaga, is a merchant plant which only generates power when market prices justify it. During the reporting period, the Project did not generate any electricity and does not currently generate electricity. Onondaga recognizes revenue as the swap agreements it has entered settle monthly, net of any change in fair value on these swap agreements (note 13).

(f) Income taxes:

Income taxes are accounted for using the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.

A valuation allowance is recorded against future tax assets to the extent that it is more likely than not that the future tax asset will not be realized.

(g) Gas transportation contracts:

Onondaga has certain long-term commitments for the provision of natural gas transportation service to the Onondaga project through the year 2013. The contracts all provide for fixed monthly demand charges, in addition to variable commodity charges based on the quantity of gas transported. Obligations related to the long-term gas transportation agreements were recognized as liabilities in purchase accounting upon the acquisition of Onondaga by the Company. These obligations are being relieved over the remaining lives of the contracts.

All of the Company's other gas transportation costs are expensed as incurred.

(h) Accounting for derivatives:

The Company uses financial derivative agreements in the form of interest rate swaps and foreign exchange forward contracts to manage its current and anticipated exposure to fluctuations in interest rates and foreign currency exchange rates. The Company has also entered into natural gas supply contracts and natural gas swaps to minimize price volatility on natural gas which is a major production cost. The Company does not enter into financial derivative agreements for trading or speculative purposes; however, not all derivatives qualify for hedge accounting.

The Company follows Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), issued by The Canadian Institute of Chartered Accountants ("CICA"), which addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting, and provides guidance with respect to the discontinuance of hedge accounting. Derivative financial instruments not designated within an AcG-13 compliant hedging relationship are measured at fair value with changes in fair value recorded in the consolidated statement of operations and deficit. Derivative financial instruments not designated as hedges are the foreign currency forward contracts and the index swap agreement (note 1(e)).

Effectiveness tests are performed to evaluate hedge effectiveness at inception and on an ongoing basis, both retroactively and prospectively. Unrealized gains or losses on the interest rate swaps designated within a compliant AcG-13 relationship are not recognized.

Gains and losses on the natural gas forward contracts and swaps which are designated as a hedge of fuel costs are recognized in income as actual fuel costs are recognized.

Natural gas supply contracts in the normal course of business in which the Company takes possession of the natural gas are treated as executory contracts.

(i) Asset retirement obligations:

The fair value of estimated asset retirement obligations is recognized in the consolidated balance sheet when identified and a reasonable estimate of fair value can be made. The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. The asset retirement costs are amortized over the asset's estimated useful life and included in amortization expense on the consolidated statement of operations and deficit. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statement of operations and deficit. Actual expenditures incurred are charged against the accumulated obligation.

(j) Long-lived assets:

Long-lived assets, such as property, plant and equipment and power purchase contracts subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be presented separately in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer amortized. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

(k) Deferred financing costs:

Deferred financing costs consist of loan fees and other costs of financing that are amortized over the term of the related financing using the straight-line method. The amortization period is the term of the debt.

(l) Foreign currency translation:

The Company's functional currency and reporting currency is the United States dollar. The functional currency of the Company's subsidiaries and other investments is the United States dollar. Monetary assets and liabilities denominated in Canadian dollars are translated into United States dollars using the rate of exchange in effect at the end of the period. All transactions denominated in Canadian dollars are translated into United States dollars at the exchange rates in effect at the transaction date. Foreign currency translation gains and losses are reflected in the consolidated statement of operations and deficit.

(m) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. During the period presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property, plant and equipment and power purchase contracts, the recoverability of equity investments, the recoverability of future tax assets, and the fair value of financial instruments and derivatives. These estimates and valuation assumptions are based on present conditions and management's planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

2. ACQUISITIONS:

The Company formed Atlantic Power Holdings, LLC ("Atlantic Holdings"), a Delaware limited liability company, for the purpose of acquiring indirect interests in 15 Projects from Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC (the "Existing Investors") and acquired the interests of the Existing Investors in the Projects that were held by their wholly owned subsidiaries.

On November 18, 2004, Atlantic Holdings acquired for total consideration of $522,638 (including $1,014 in acquisition costs) an indirect interest in 15 Projects located primarily in the United States of America. The purchase price has been allocated as follows:

Working capital	$	47,213
Equity investments		142,777
Property, plant and equipment		296,132
Power purchase contracts		107,340
Indexed swap and hedge, net		71,902
Other		(2,242)
Long-term debt		(102,476)
Gas transportation contract commitment		(38,008)
Total purchase price		522,638
Less repayment of assumed debt		167,831
		354,807
Less cash acquired		12,000
	$	342,807
Consideration represented by:		
Cash paid, net of cash acquired	$	83,725
Non-controlling interest (note 9)		259,082
	$	342,807

The Company is in the process of finalizing its purchase price allocation. In particular, it is finalizing the fair values of property, plant and equipment, power purchase contracts, evaluating certain assumed obligations and determining the tax basis of the assets acquired.

Immediately following the acquisition, the Company had a 50.6% interest and the Existing Investors had a 49.4% interest in Atlantic Holdings.

Subsequent to the acquisition on December 6, 2004, the Company issued an additional 4,800,000 of IPSs, the proceeds of which were invested in Atlantic Holdings and used to redeem a portion of the Existing Investors' interest in Atlantic Holdings, resulting in a change in the Company's and the Existing Investors' interest in Atlantic Holdings to 58.1% and 41.9%, respectively, as of December 31, 2004 and a reduction in the non-controlling interest of $39,742 to $219,340 (note 9).

3. JOINT VENTURE INVESTMENTS:

The following are the summarized financial results of the seven entities accounted for under the proportionate consolidation method by the Company. The Company has an effective 50% interest in six of the entities and a 49.8% interest in one of the entities.

The entities in which the Company has joint venture investments are Badger Creek Limited, Stockton Cogen Company, Orlando Cogen Limited LP, Mid-Georgia Cogen LP, Pasco Cogen Ltd., Koma Kulshan Associates and Topsham Hydro Assets.

The following summarizes the balance sheet as at December 31, 2004 and operating results and distributions for the period since acquisition for the Company's proportionate share for the seven entities:

		Company's share
ASSETS		
Current assets	$	43,658
Non-current assets		231,390
	$	275,048
LIABILITIES		
Current liabilities	$	23,857
Non-current liabilities		87,238
	$	111,095
Operating results:		
Revenue	$	11,953
Net income		1,262
Distributions	$	6,700

The joint ventures have entered into various derivative financial instruments to mitigate exposure to changes in interest rates and natural gas prices. The Company's proportionate share of the fair value and carrying value of these derivative financial instruments is as follows:

		Fair value		Carrying value
Interest rate swaps assets	$	1,666	$	–
Interest rate swaps liabilities		(3,195)		–
Natural gas swap assets		2,626		–
	$	1,097	$	–

The Company indirectly through its ownership interests is only responsible for its proportionate share of the obligations of the joint ventures. Certain of the joint ventures have issued letters of credit of $42,300 in favour of investor-owned utilities. The Company's proportionate share of the letters of credit is $21,150.

Certain of the joint ventures in the normal course of operations have entered into long-term supply contracts for natural gas or derivative agreements to mitigate the risk of natural gas price movements.

4. PROPERTY, PLANT AND EQUIPMENT:

		Cost		Accumulated amortization		Net book value
Property, plant and equipment	$	296,141	$	2,153	$	293,988

5. EQUITY INVESTMENTS:

The Company has an investment in six entities accounted for under the equity method. The six entities are Rumford Cogeneration Company LP, Selkirk Cogen Partners LP, Delta-Person Limited Partnership, Gregory Power Partners LP, Jamaica Private Power Limited Company and MASSPOWER. The Company owns its interests in Gregory Power Partners LP and a portion of its interest in Rumford Cogeneration Company LP through Javelin Energy LLC. An analysis of the investments is presented below:

Equity investments, at the date of acquisition (note 2)	$	142,777
Equity income, net		593
Distributions received		(3,674)
Equity investments, end of period	$	139,696

The fair value increment on acquisition of the investments has been allocated to property, plant and equipment and power purchase contracts.

6. POWER PURCHASE CONTRACTS:

		Cost (note 2)		Accumulated amortization		Net book value
Power purchase contracts	$	107,340	$	1,426	$	105,914

7. CREDIT FACILITY:

The Company has a $50,000 revolving term credit facility, which bears interest at a rate equal to LIBOR or U.S. Base Rate, plus an applicable margin to those rates. At December 31, 2004, $14,750 was allocated, but not drawn, to support letters of credit. The Company has to meet certain financial covenants. The facility is secured by pledges of assets and interests in subsidiaries and Projects.

8. LONG-TERM DEBT:

Subordinated Notes (Cdn $248,727)	$	206,927
Project debt of joint ventures, interest ranging from 2% to 9.125%, expiring between 2006 and 2018		99,066
		305,993
Less current portion of project debt of joint ventures		13,764
	$	292,229

The Company has issued $176,560 of 11% Subordinated Notes in conjunction with its initial public offering of IPSs (note 10) and $30,367 of 11% Subordinated Notes separately. The Subordinated Notes will mature 12 years after the date of issuance subject to redemption under specified conditions at the option of the Company, commencing on or after November 18, 2009. Interest is payable monthly in arrears, commencing on January 31, 2005, and the principal repayment will occur at maturity. The Subordinated Notes are secured by a pledge of the Company's interest in Atlantic Holdings and certain of Atlantic Holdings subsidiaries and contain certain restrictive covenants.

Principal payments due under the Projects in the next five years and thereafter are as follows:

2005	$	13,764
2006		14,674
2007		14,319
2008		13,461
2009		4,329
Thereafter		38,519
		99,066
Subordinated Notes due 2016		206,927
	$	305,993

The Project debt of joint ventures is secured by the respective facility with no other recourse to the Company. The loans have certain financial covenants which must be met.

9. OTHER LIABILITIES, NON-CONTROLLING INTEREST:

As of December 31, 2004, the Existing Investors have a 41.9% interest in Atlantic Holdings and also have the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest for a two-year period from November 18, 2004. The repurchase of the Existing Investors' interests is conditional upon Atlantic Holdings being able, after utilizing its best efforts, to complete or cause the completion of an equity financing on terms acceptable to the managers of Atlantic Holdings who are independent of the Existing Investors' and their affiliates, acting reasonably, to secure the necessary funds to enable it to purchase the Existing Investors' interests. Atlantic Holdings may only finance repurchases of Existing Investors' interests pursuant to the exercise of the rights by issuing additional equity securities. This may occur through the sale of equity interests to the Company, the purchase of which by the Company may be financed by a sale of IPSs or other equity securities of the Company. The Company is required to use its best efforts to effect an offering of IPSs or other equity securities on terms acceptable to the directors of the Company in order to provide equity funding to Atlantic Holdings for the repurchase of the Existing Investors' interests. Since there is a written put option, these interests are treated as a liability of the Company and are recorded at fair value on the consolidated balance sheet. To purchase the remaining 41.9% interest, 22,283,721 IPSs, would be required to be issued.

Any change in fair value of the non-controlling interest is recognized in the consolidated statement of operations and deficit as change in non-controlling interest. For the period ended December 31, 2004, a cost of $16,490 is reflected in the consolidated statement of operations and deficit.

10. SHARE CAPITAL:

The Company issued 32,000,000 IPSs for cash pursuant to its initial public offering on November 18, 2004, and a further 4,800,000 IPS on December 6, 2004. Each IPS was issued for Cdn $10.

Each IPS consists of one common share of the Company and Cdn $5.767 of aggregate principal amount of 11% Subordinated Notes of the Company (note 8).

Proceeds of $121,381 (net of offering costs of $7,593) were allocated to common stock.

11. INCOME TAXES:

The provision for income taxes in the consolidated statement of operations and deficit represents an effective tax rate of 36.94%. The Canadian enacted statutory rate is 36.12%. The differences are as follows:

Computed income tax expense at Canadian statutory rate	$	(7,186)
Increase (decrease) resulting from:		
Operating in countries with different income tax rates		(164)
		(7,350)
Valuation allowance		357
		(6,993)
Permanent differences:		
Increase in obligation, non-controlling interest		6,092
Distribution, non-controlling interest		969
Other		(68)
		6,993
Income tax expense	$	–

The tax effect of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2004 are presented below:

Future tax assets:		
Power purchase contracts	$	8,629
Loss carryforwards expiring in 2024		690
Other		2,168
Total future tax assets		11,487
Valuation allowance		(357)
		11,130
Future tax liabilities:		
Property plant and equipment		10,336
IPS issuance costs		176
Other		618
Total future tax liabilities		11,130
Net future tax asset (liability)	$	–

12. COMMITMENTS AND CONTINGENCIES:

(a) Letters of credit:

Onondaga has issued a letter of credit of $550 in favour of an investor-owned utility.

(b) Fuel supply and transportation agreements:

Typically the Projects have long-term contracts for supply and transportation of fuel. The contracts may have minimum volumetric commitments of delivery. Generally price indexes used in these contracts are designed to match as closely as possible the respective energy price indexes in the Projects' power purchase contracts.

Certain of the Projects in the normal course of operations have entered into long-term supply contracts for natural gas or derivative agreements to mitigate the risk of natural gas price movements.

(c) Legal matters:

The Company and the Projects are involved from time to time in various litigation matters, the ultimate settlement of which is currently not believed to have a material adverse impact on the Company.

(d) The Company entered into forward contracts to purchase Canadian dollars sufficient to make 60 monthly distributions at the current distribution level to all holders including Existing Investors, as well as interest payments on the separate Subordinated Notes at a rate of Cdn $1.2073/U.S. $1.00.

13. INDEXED SWAP:

A swap agreement (the "Indexed Swap") between the power utility and Onondaga has replaced the Projects' original power purchase contract. The Indexed Swap expires on June 30, 2008. The Indexed Swap is a financial instrument under which the utility company makes monthly payments to Onondaga based upon the differential between an indexed "contract price" and a market reference price for electricity. The indexed contract price fluctuates in relation to the market cost of a natural gas and a prescribed index of inflation. The notional quantity of electricity for the purpose of these calculations is fixed for the full 10-year term of the Indexed Swap.

In May 2004, Onondaga contributed the Indexed Swap to a newly formed wholly owned special purpose subsidiary, Onondaga Power Swap Holdings. LLC ("OPSH"). Onondaga has guaranteed OPSH's obligations to the utility company under the Indexed Swap. Also in May 2004, OPSH entered into commodity hedges (the "Indexed Swap Hedge"), in order to lock in favourable gas, power and capacity pricing under the Indexed Swap. The hedges extend through June 30, 2008 and remove almost all commodity exposure from the Indexed Swap through its term.

Changes related to the Indexed Swap are summarized below:

Fair value at acquisition date	$	101,468
Increase in fair value during the period		1,880
Settlements received		(3,757)
Fair value, as of December 31, 2004	$	99,591

Changes related to the Indexed Swap Hedge:

Fair value at acquisition date	$	(29,566)
Increase in fair value during the period		(606)
Settlements received		(121)
Fair value, as of December 31, 2004	$	(30,293)

14. RELATED PARTY TRANSACTIONS:

The Company has contracted with Atlantic Power Management, LLC (the "Manager"), a company owned by certain entities that form part of the non-controlling interest, for management services, including advice and consultation concerning business planning, support, guidance and policy-making and general management services. The manager will receive an annual management fee of $300 adjusted for inflation and future growth, cost reimbursements and an incentive fee equal to approximately 25% of cash distributions in excess of targeted cash distributions. In 2004, the manager was paid $620.

The Company has engaged Caithness Energy, a company affiliated with the non-controlling interest, to provide operations and maintenance at four of the Projects and accounting, taxes and other administrative functions for 12 of the Projects. In 2004, Caithness Energy was paid $687.

Certain of the Projects are managed by affiliates of other investors.

15. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The fair values of cash and cash equivalents, reserve fund, restricted cash, accounts receivable, dividends payable, and accounts payable and accrued liabilities approximate carrying values due to the short-term nature of these balances.

The Indexed Swap, other liabilities, non-controlling interest and foreign exchange forward contract are carried at fair value.

The Indexed Swap is recorded at estimated fair value based on estimated future cash flows taking into account certain assumptions, including forecasts of future energy prices, inflation rates, discount rates and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair value of this agreement.

The fair value of other liabilities, non-controlling interest is based on the quoted market value of the IPSs.

The fair value of forward exchange contracts is based primarily on the difference between the current exchange rate and the forward exchange rate under the contract.

Management believes that the fair value of long-term debt approximates its carrying value because the principal amount of the debt was recently issued.

The fair values of interest rate swap and gas swaps entered into by joint ventures are disclosed in note 3.

16. BASIC LOSS PER SHARE:

Basic loss per share has been calculated using the weighted average number of units outstanding during the period of 34,727,273.

17. SEGMENTED INFORMATION:

The Company operates 14 Projects in the United States. It has one Project in Jamaica, which is accounted for using the equity method.

The Company has one line of business being the sale of energy.

Revenue is earned primarily from contracts with large investor-owned utilities. Two investment-grade utilities contributed more than 10% of revenue (58% and 20% of revenue).

18. SUBSEQUENT EVENT:

On March 1, 2005, the Company received a distribution of $35,857 from the MASSPOWER Project. The distribution comprised: (a) a portion of the proceeds paid to the Project by two of its three utility power purchasers to terminate power purchase agreements that together account for approximately 66.5% of the project's output, (b) operating income, and (c) the release of restricted cash. The MASSPOWER project has repaid its outstanding debt and will continue to make available approximately 7.9% of its output under its remaining power purchase agreement through 2013, if and when it is dispatched and will have the option to sell the remainder of its output into the wholesale spot market. The Company has placed the distribution into its Reserve Fund, which is available to fund acquisitions and other growth opportunities to enhance the long-term stability of distributions.

Corporate Information

Atlantic Power Management

BARRY WELCH
President and
Chief Executive Officer
Atlantic Power Management
Boston, Massachusetts

MARK BYSKOV
Chief Financial Officer and
Corporate Secretary
Atlantic Power Management
Boston, Massachusetts

MANAGER'S OFFICE
200 Clarendon Street, Floor 55
Boston MA 02117
T 617.531.6370
F 617.531.6369
info@atlanticpowercorporation.com

Atlantic Power Corporation Directors

IRVING GERSTEIN
Director and
Chairman of the Board
Atlantic Power Corporation
Toronto, Ontario
Mr. Gerstein is a retired executive and is currently a Director of Medical Facilities Corporation, Economic Investment Trust Limited and Student Transportation of America.

KEN HARTWICK
Director and Chairman of the Audit Committee
Atlantic Power Corporation
Toronto, Ontario
Mr. Hartwick is currently the Chief Financial Officer of Ontario Energy Savings Corp., which is a wholly-owned subsidiary of, and provides administrative services to, Energy Savings Income Fund, an income trust traded on the TSX.

JOHN MCNEIL
Director
Atlantic Power Corporation
Toronto, Ontario
Mr. McNeil is President of Barker, Dunn & Rossi Canada, based in Toronto, Ontario. BDR, with headquarters in Washington D.C. and a regional office in Toronto, is an electricity consulting boutique.

Atlantic Power Holdings Managers

(in addition to the three Atlantic Power Corporation Directors listed above and Barry Welch)

DANIEL REVERS
Manager of Atlantic Holdings
Boston, Massachusetts
Mr. Revers is co-founder and Managing Partner of ArcLight Capital Partners, Boston, Massachusetts.

ROBB TURNER
Manager of Atlantic Holdings
New York, New York
Mr. Turner is co-founder and Senior Partner of ArcLight Capital Partners.

BILL WHITMAN
Manager of Atlantic Holdings
Ridgewood, New Jersey
Mr. Whitman is currently the Senior Vice President of NW Financial Group, LLC, Jersey City, NJ, an investment bank specializing in municipal finance.

Atlantic Power Corporation

EXCHANGE LISTING
Ticker Symbol: ATP.UN
IPS Issued & Outstanding:
36,800,000
Exchange: TSX

INVESTOR RELATIONS
Contact: Barry Welch
T 617.531.6379

CORPORATE HEADQUARTERS
250 Yonge Street, Suite 2400
Toronto ON M5B 2M6

WEB SITE
www.atlanticpowercorporation.com

ANNUAL MEETING
June 8, 2005

TRANSFER AGENT
Computershare Investor Services, Inc
100 University Avenue
Toronto ON M5J 2Y1

INDEPENDENT AUDITORS
KPMG LLP
Commerce Court West
199 Bay Street
Toronto ON M5L 1B2

LEGAL COUNSEL
Goodmans LLP
250 Yonge Street
Toronto ON M5B 2M6

DESIGN: Atlanta Visual Communications PRINTING: The Ideal Printing Company Limited



AtlanticPower
Corporation

Atlantic Power Management, LLC
200 Clarendon Street, 55th Floor
Boston MA 02117
Telephone: 617.531.6371
Fax: 617.531.6369

www.atlanticpowercorporation.com

Consolidated Financial Statements
(In U.S. dollars)

ATLANTIC POWER CORPORATION

Three months ended March 31, 2005
(Unaudited)

ATLANTIC POWER CORPORATION

Consolidated Balance Sheet
(In thousands of U.S. dollars)

	March 31, 2005	December 31, 2004
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 20,378	$ 22,663
Reserve fund	48,412	12,509
Restricted cash	23,216	28,971
Current portion of indexed swap	38,338	29,899
Accounts receivable	23,232	17,522
Prepayments, supplies and other	5,526	4,771
	159,102	116,335
Property, plant and equipment	291,302	293,988
Equity investments	115,127	139,696
Power purchase contracts	104,476	105,914
Long-term portion of indexed swap	60,761	69,692
Deferred financing costs	11,152	11,399
Other	4,261	3,179
	$ 746,181	$ 740,203
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 16,489	$ 17,780
Current portion of long-term debt	13,882	13,764
Current portion of indexed swap hedge	16,174	7,320
Income taxes payable	9,101	–
Current portion of gas transportation contract commitment	3,719	3,719
Interest payable on subordinated notes	1,885	2,719
Distribution payable, non-controlling interest	1,818	2,622
Dividends payable	928	1,338
Other	–	995
	63,996	50,257
Long-term debt	289,316	292,229
Other liabilities - non-controlling interests	229,964	236,928
Gas transportation contract commitment	31,488	33,748
Indexed swap hedge	21,807	22,973
Other liabilities and deferred revenue	2,261	3,919
Shareholders' equity:		
Common stock	121,381	121,381
Deficit	(14,032)	(21,232)
	107,349	100,149
	$ 746,181	$ 740,203

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statement of Income and Deficit
(In thousands of U.S. dollars, except per share amount)

Three months ended March 31, 2005
(Unaudited)

Project revenue:		
Energy sales	$	35,972
Indexed swap		208
Other		1,683
		37,863
Project expenses:		
Fuel		14,495
Operations and maintenance		6,221
Project operator fees and expenses		1,597
Amortization		7,442
		29,755
Project other income (expense):		
Equity earnings, net		6,439
Interest, net		(1,859)
		4,580
Income before the undernoted		12,688
Administrative and other expenses:		
Management fees and administration		1,257
Amortization of deferred financing costs		248
Interest, net		5,589
Distribution, non-controlling interest		5,335
Change in fair value of non-controlling interest		(5,493)
Foreign exchange gain		(3,658)
		3,278
Income before income taxes		9,410
Income taxes recovery		(532)
Net income		9,942
Deficit, beginning of period		(21,232)
Dividends		(2,742)
Deficit, end of period	$	(14,032)
Basic income per share	$	0.27

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statement of Cash Flows
(In thousands of U.S. dollars)

Three months ended March 31, 2005
(Unaudited)

Cash flows from (used in) operating activities:	
Net income	$ 9,942
Items not involving cash:	
Amortization	7,690
Equity earnings	(6,439)
Change in fair value of non-controlling interest	(5,493)
Amortization of gas transportation contract commitment	(2,260)
Foreign exchange gain	(3,839)
Market value adjustments on indexed swap and hedge	8,180
Change in other non-cash balances	(6,585)
Distributions from equity investments, including proceeds from disposal of power purchase agreements	37,534
	38,730
Cash flows used in financing activities:	
Dividends paid	(3,152)
Repayment of long-term debt	(1,496)
	(4,648)
Cash flows used in investing activities:	
Purchase of property, plant and equipment	(464)
Increase in cash and cash equivalents and reserve fund	33,618
Cash and cash equivalents and reserve fund, beginning of period	35,172
Cash and cash equivalents and reserve fund, end of period	$ 68,790
Represented by:	
Cash and cash equivalents	$ 20,378
Reserve fund	48,412
	$ 68,790
Supplemental cash flow information:	
Interest paid	$ 6,404

See accompanying notes to consolidated financial statements.

(In thousands of U.S. dollars)

Atlantic Power Corporation (the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004. The Company issued income-participating securities ("IPSs") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive.

1. Basis of presentation:

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the period ended December 31, 2004, as set out in the 2004 Annual Report since they do not contain all the disclosures that are in accordance with Canadian generally accepted accounting principles for annual financial statements. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation as were used for the audited consolidated financial statements for the period ended December 31, 2004.

2. Acquisitions:

(a) Adjustment of 2004 acquisition:

The Company formed Atlantic Power Holdings, LLC ("Atlantic Holdings"), a Delaware limited liability company, for the purpose of acquiring indirect interests in 15 projects from Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC (the "Existing Investors") and acquired the interests of the Existing Investors in the projects that were held by their wholly owned subsidiaries.

(In thousands of U.S. dollars)

2. Acquisitions (continued):

On November 18, 2004, Atlantic Holdings acquired for total consideration of $522,638 (including $1,014 in acquisition costs) an indirect interest in 15 projects located primarily in the United States of America. During the three months ended March 31, 2005, the fair value of certain projects was finalized. The purchase price allocation has been adjusted, primarily related to the valuation of the MASSPOWER power purchase agreements, as follows:

	Original purchase equation	Adjustments	Revised purchase equation
Working capital	$ 47,213	$ 689	$ 47,902
Equity investments	142,777	6,536	149,313
Property, plant and equipment	296,132	545	296,677
Power purchase contracts	107,340	2,289	109,629
Indexed swap and hedge, net	71,902	–	71,902
Other	(2,242)	(426)	(2,668)
Long-term debt	(102,476)	–	(102,476)
Gas transportation contract commitment	(38,008)	–	(38,008)
Future tax liability	–	(9,633)	(9,633)
Total purchase price	522,638	–	522,638
Less repayment of assumed debt	167,831	–	167,831
	354,807	–	354,807
Less cash acquired	12,000	–	12,000
	$ 342,807	$ –	$ 342,807
Consideration represented by:			
Cash paid, net of cash acquired	$ 83,725	$ –	$ 83,725
Non-controlling interest (note 3)	259,082	–	259,082
	$ 342,807	$ –	$ 342,807

The Company remains in the process of finalizing its purchase price allocation and the tax basis of the assets acquired.

(In thousands of U.S. dollars)

2. **Acquisitions (continued):**

(b) Project acquisition:

During the three months ended March 31, 2005, Atlantic Holdings increased its interest in one of its existing projects. The fair value of the interest acquired by the Company was $1,147 and was financed by cash consideration at the project level.

3. **Other liabilities - non-controlling interest:**

As of March 31, 2005, the Existing Investors have a 41.9% (December 31, 2004 - 41.9%) interest in Atlantic Holdings and also have the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest for a two-year period from November 18, 2004. The repurchase of the Existing Investors' interests is conditional upon Atlantic Holdings being able, after utilizing its best efforts, to complete or cause the completion of an equity financing on terms acceptable to the managers of Atlantic Holdings who are independent of the Existing Investors and their affiliates, acting reasonably, to secure the necessary funds to enable it to purchase the Existing Investors' interests. Atlantic Holdings may only finance repurchases of Existing Investors' interests pursuant to the exercise of the rights by issuing additional equity securities. This may occur through the sale of equity interests to the Company, the purchase of which may be financed by a sale of IPSs or other equity securities of the Company. These interests are treated as a liability of the Company and are recorded at fair value on the consolidated balance sheet. To purchase the remaining 41.9% interest, 26,491,865 IPSs would be required to be issued.

Any change in fair value of the non-controlling interest is recognized in the consolidated statement of income and deficit as change in non-controlling interest. For the period ended March 31, 2005, a benefit of $5,493 is reflected in the consolidated statement of income and deficit.

4. Related party transactions:

During the quarter, in accordance with the management agreement, the Company paid $830 to Atlantic Power Management, LLC, the Manager.

In addition, the Company incurred expenses of $687 for operations and maintenance services provided by Caithness Energy.

5. Basic income per share:

Basic income per share has been calculated using the weighted average number of units outstanding during the period of 36,800,000.

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Barry Welch, the President and Chief Executive Officer of Atlantic Power Management, LLC, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2005

(signed) "*Barry Welch*"

President and Chief Executive Officer of
Atlantic Power Management, LLC

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Mark Byskov, the Chief Financial Officer and Corporate Secretary of Atlantic Power Management, LLC, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2005

(signed) "*Mark Byskov*"

Chief Financial Officer and Corporate Secretary
of Atlantic Power Management, LLC

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: ATLANTIC POWER CORPORATION

TSX SYMBOL: ATP.UN

May 12, 2005

Atlantic Power Corporation Announces First Quarter 2005 Results with $8.6 million of Cash Available for Distributions

TORONTO, ONTARIO – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") today announced its results for the three months ended March 31, 2005. The Company commenced operations on November 18, 2004 following completion of its Initial Public Offering (the "IPO") and the acquisition of interests in fifteen non-utility power projects (the "Projects"). The Company did not hold any material assets prior to November 18, 2004 and is considered to have begun operations on that day. As a result, no comparative financial information is available. All amounts are in US dollars unless otherwise indicated.

Cash available for distributions to holders of the Company's listed Income Participating Securities ("IPSs") in the quarter was $8.6 million or $0.23 (Cdn $0.28) per IPS. Distributions declared for the period were $7.5 million or $0.20 (Cdn $0.25) per IPS.

For the quarter ended March 31, 2005 the Company generated project and other revenue of $37.9 million and income before administrative and other expenses of $12.7 million. Net income for the quarter was $9.9 million or $0.27 (Cdn $0.33) per IPS for the period.

As disclosed in the prior period, the change in the market value during the quarter of the Company's IPS price affects the magnitude of its liability to issue equity securities to redeem, if requested, the non-controlling owners' interest in Atlantic Power Holdings. This non-cash adjustment increased net income by approximately $5.5 million for the period.

"Operationally, the Projects performed as expected, and we are pleased with the quarter's financial results. We are continuing to evaluate acquisition opportunities that will add value for our investors, and which can be funded in part with over $48 million from our reserve fund" commented Barry Welch, President and CEO.

The full financial statements for the period, including Management's Discussion and Analysis, are available on the Company's web site at www.atlanticpowercorporation.com.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to the projects and potential acquisitions by the Company. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of potential acquisitions, risks relating to sourcing, financing and completing acquisitions.

Cash available for distributions is calculated as cash flows from operating activities, adjusted for:

(i) less proceeds on the disposal of three PPAs at the MASSPOWER project, (ii) the change in current liabilities related to subordinated note interest, distributions to non-controlling interests and dividends, (iii) less repayments of long-term project level debt, (iv) plus interest on subordinated notes, (v) less interest on non-IPS subordinated notes, (vi) less the purchase of property, plant and equipment, and (vii) plus proceeds on the disposal of property, plant and equipment. Cash available for distributions is not a measure recognized under Canadian GAAP and does not have standardized meaning prescribed by GAAP. Therefore, cash available for distributions is unlikely to be comparable to similar measures presented by other issuers. As the Company intends to distribute a substantial portion of its cash on an ongoing basis, the Company believes that cash available for distributions is an important measure in evaluating the performance of the Company. For a reconciliation of cash flows from operating activities to cash available for distributions see Management's Discussion and Analysis for the three months ended March 31, 2005 available on the Company's web site at www.atlanticpowercorporation.com or at www.sedar.com.

For further information please contact:
Atlantic Power Corporation
Barry Welch, President and CEO
(617) 531-6379
info@atlanticpowercorporation.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis ("MD&A") of financial condition and results of operations should be read in conjunction with the unaudited financial statements of Atlantic Power Corporation ("Atlantic Power" or "the Company") for the three months ended March 31, 2005. All amounts described in the management discussion and analysis of financial condition and results of operations are in thousands of U.S. dollars. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This management discussion and analysis of financial condition and results of operation also contains forward looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". Information contained in this management's discussion and analysis is based on information available to management as of May 12, 2005.

OVERVIEW

The Company was established under the laws of the Province of Ontario. With the completion of its Initial Public Offering ("IPO") on November 18, 2004 and after the exercise of the underwriter's over-allotment on December 6, 2004, the Company owns 58.1% of the common membership interests and all of the outstanding Class A preferred membership interests in Atlantic Power Holdings, LLC ("Holdings"). The remaining 41.9% of the common membership interests and all of the outstanding Class B preferred membership interests in Holdings are owned by subsidiaries of ArcLight Energy Partners Funds I and II (the "ArcLight Funds") and Caithness Energy (such subsidiaries, together, the "Existing Investors"). Holdings was formed to acquire indirect interests in a diversified portfolio of power generating facilities (the "Projects") located primarily in major markets in the United States from the Existing Investors. The Company currently has 36,800,000 Income Participating Securities ("IPSs") outstanding. Each IPS represents one common share of the Company ("Common Shares") and Cdn $5.767 aggregate principal amount of 11% subordinated notes of the Company ("Subordinated Notes").

As of March 31, 2005 interests were owned in fourteen projects in the United States and one in Jamaica with a combined total power generating capacity of 2,161 megawatts ("MW"). Atlantic Power's interests in the Projects represented approximately 795MW of power, generating capacity as of March 31, 2005.

Management and administrative services are provided to the Company by Atlantic Power Management, LLC, a Delaware limited liability company (the "Manager") formed by ArcLight Capital Partners, LLC ("ArcLight") and the ArcLight Funds. The Manager manages the business of the Company and Holdings and also focuses on identifying additional acquisitions and investments for the Company. In addition to the substantial energy investing experience and industry relationships of the Manager's employees, the Company expects to benefit from ArcLight's experience, relationships and specialized knowledge to identify emerging trends and present the Company with accretive acquisition opportunities within the power and energy sector.

The Projects are typically operated and maintained by third party operators under contracts with the Project partnerships. Terms of these agreements vary in length and typically provide for subsequent renewal terms.

The Company's objectives are to maintain the stability and sustainability of cash distributions to holders of Income Participating Securities ("IPSs") in the form of interest payments on Subordinated Notes and dividends on Common Shares, and to increase, when prudent, dividends on the Common Shares. In order to achieve these objectives, the Company intends to focus on enhancing the financial performance of the Projects and pursuing additional acquisitions and investments with a focus on power generating facilities predominantly in the U.S.

Cash Flow Available for Distributions is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities to Cash Flow Available for Distributions is set out in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

EBITDA is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance.

THE NON-UTILITY POWER GENERATION INDUSTRY

The Projects are non-utility electric generating facilities that operate primarily in the U.S. electric power generation industry. The electric power industry is one of the largest industries in the U.S., with 2003 revenue of nearly $260 billion based on information published by the Energy Information Administration ("EIA") of the U.S. Department of Energy. A growing portion of the power produced in the U.S. is generated by non-utility generators. According the EIA, there were approximately 7,772 non-utility generators representing 448 Gigawatts of capacity and 1,421 Gigawatt hours of total net electric generation in 2003 (equal to 46%, 48% and 37% respectively of industry totals including utilities.) Non-utility generators sell the electricity generated to electric utilities, other load-serving entities (such as municipalities and electric cooperatives) and industrial consumers through bilateral contracts or wholesale power markets. Non-industrial electricity buyers, in turn, generally sell this electricity to industrial, commercial and residential customers. The power generated by the Projects is generally sold under long-term contracts, referred to as Power Purchase Agreements ("PPAs").

PROJECT PORTFOLIO

The following table outlines the Company's portfolio of power generating assets as of March 31, 2005, including its interest in each facility. Management believes the portfolio is well diversified based on electricity and steam buyers or off-takers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any one region.

Project Name	Location	Fuel Type	Total MW	Economic Interest[1]	Accounting Treatment[2]	Net MW[3]	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.0%	P	23	Pacific Gas & Electric	2011	BBB
Delta-Person	New Mexico	Natural Gas	132	40.0%[4]	E	53	Public Service of New Mexico	2020	BBB
Gregory	Texas	Natural Gas	400	15 1%[4][7]	E	60	Dynegy Reynolds Metals	2005 2020	B NR
JPPC	Jamaica	Fuel Oil	60	24.1%	E	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13	49 8%	P	7	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.0%	C	110	Progress Energy	2013	BBB
MASSPOWER	Massachusetts	Natural Gas	267	17.5%	E	47	Massachusetts Municipal Wholesale Electric (5)	[5] 2013	A-
Mid-Georgia	Georgia	Natural Gas	308	50 0%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.0%	C	91	Niagara Mohawk	2008[6]	A
Orlando	Florida	Natural Gas	126	50.0%	P	63	Progress Energy Reedy Creek Improvement District	2023 2013	BBB A-
Pasco	Florida	Natural Gas	109	49.9%	P	54	Progress Energy	2008	BBB
Rumford	Maine	Coal/ Biomass	85	23.2%[4]	E	20	Central Maine Power MeadWestvaco	2005 2020	BBB+ BBB
Selkirk	New York	Natural Gas	345	18 5%[4]	E	64	Niagara Mohawk Consolidated Edison	2008 2014	A A
Stockton	California	Coal	55	50 0%	P	28	Pacific Gas & Electric Corn Products International	2008 2008	BBB BBB-
Topsham [8]	Maine	Hydro	14	50.0%	P	7	Central Maine Power	2011	BBB+

(1) Holdings' economic interest represents the percentage ownership interest in the project held indirectly by Atlantic Holdings (except as otherwise noted).
(2) Accounting Treatment: (refer to Note 1 of Consolidated Financial Statements).
C=Consolidated
P=Proportionate Consolidation
E=Equity
(3) Represents the interest of Holdings in each project's total electric generation capacity based on Holdings' economic interest in each project.
(4) Represents Holdings' estimate of its share of the cash flow from the project.
(5) On March 1, 2005 MASSPOWER concluded a termination agreement for its one PPA with Boston Edison and two PPAs with Commonwealth Electric and received a termination payment. Massachusetts Municipal Wholesale Electric Co. maintains a right to 7.9% of the project's output, if and when it runs.
(6) A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.
(7) On January 12, 2005 Holdings increased its indirect interest in the Gregory Project to 15.1% or 60.4 net MW.
(8) Holdings owns it interest in this Project as a lessor

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2005 (in thousands of US dollars, except per share amounts, unless otherwise stated)

The Company commenced operations on November 18, 2004 on completion of its Initial Public Offering ("IPO") and the acquisition of interests in fifteen non-utility power projects. The Company did not hold any material assets prior to November 18, 2004 and is considered to have begun operations on November 18, 2004. The Company generates revenues by selling its electricity, steam and other by-products to various off-takers generally under long-term Power Purchase Agreements ("PPAs") and Steam Purchase Agreements. As of March 31, 2005 the Company had PPAs with 15 customers. Details on the duration of the PPAs for each property are presented in the table above.

SUMMARY OF FINANCIAL INFORMATION ($000s)

Period from January 1, 2005 to March 31, 2005	
Project Revenue [1]	37,863
Project Expenses [1]	29,755
Project Other Income [2]	4,580
Income before Administrative and Other Expenses	12,688
Administrative and other expenses	
Distribution, non-controlling interest [3]	5,335
Decrease in Obligations, non-controlling interest [4]	(5,493)
Foreign Exchange Gain (loss) [5]	(3,658)
Other	7,094
Total Administrative and other expenses	3,278
Income (loss) before income taxes	9,410
per share	*0.26*
Income Taxes	(532)
Net Income (loss)	9,942
per IPS (US)	*0.27*
per IPS (Cdn)	*0.33*
Total Assets	746,181
Total Long-term Liabilities [6]	574,836
Cash Flows from Operating Activities	38,730
Distributions [7]	7,495
per IPS (US)	*0.20*
per IPS (Cdn)	*0.25*

(1) Project revenue and project expenses of Holdings' interests in nine projects, including two wholly owned projects and seven proportionately consolidated projects with interests ranging from 49.9% to 50%. (Refer to Accounting Treatment presented in the preceding Project Portfolio table.)

(2) Includes equity in earnings from partnerships of $6,439 from six projects in which Holdings owns interests of between 15.1% and 24.1%, accounted for on an equity basis.

(3) Distributions declared to holders of 41.9% non-controlling interest in Holdings (declared, but not distributed in the period).

(4) Existing Investors own a 41.9% non-controlling interest in Holdings with certain Liquidity Rights to request that the Company issue equity securities (including IPSs) to raise proceeds that would indirectly be used to redeem portions of the Existing Investors' interest, within the first two years from the IPO. During the two year period following the IPO, the Existing Investors must maintain a minimum 10% aggregate ownership interest in Holdings. This amount represents the mark-to-market change during the reporting period in the obligation the Company to make such issuance so that Holdings can redeem the Existing Investors' interests based on the change in market price per IPS from Cdn $10.75 at December 31, 2004 to Cdn $10.50 at March 31, 2005.

(5) Net impact of foreign exchange changes on the value of debt and the mark-to-market value of currency hedges for the period.

(6) Includes the increase in the USD equivalent of Cdn denominated obligations less the value of the foreign exchange contract.

(7) Declared, but not distributed in reporting period.

While aggregate generation and plant availability were down 5% and 1% respectively at the Projects during the first quarter of 2005 compared to the first quarter of 2004, EBITDA at the Projects was up 20% excluding the $4.4 million increase due to the acquisition in 2004 of the lessor interest in the Lake Project. Significant factors in this EBITDA increase include the impact from Onondaga's hedge agreement which did not exist in the prior year, and its swap agreement's performance with rising gas prices, as well as positive performance at several other Projects. Changes in availability of the Projects do not necessarily translate directly to revenue or EBITDA changes if relevant threshold performance is still being met under the PPAs. Changes in generation do not necessarily translate directly to changes in revenue or EBITDA, since some projects may, at some times, provide higher margin from resale of unused gas than from incremental electricity generation.

Among the Company's largest costs is the supply of natural gas, coal and other fuels required to operate the Projects. Each of the Projects generally has a long-term fuel supply agreement whose term matches the term of the corresponding PPA. Fuel costs, particularly natural gas costs, were at historically high levels in the US through the reporting period. However, the majority of the PPAs provide for the pass-through or indexing of fuel costs to the off-takers.

CASH FLOW FROM OPERATIONS AND RESERVE ACCOUNT

The Company's cash flow from the Projects will vary from year to year based on, among other things, changes in rates under the PPAs, fuel supply agreements, steam sales agreements and other project contracts, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market pricing following the expiry of PPAs, fuel supply and transportation contracts, working capital requirements and the general performance of the Projects. Project cashflows themselves may have some seasonality and the pattern and frequency of distributions from Projects to Holdings during the year can also vary.

In order to provide holders of IPSs with stable and sustainable cash distributions, the Company deposited approximately $12.5 million into a Reserve Account at the closing of its IPO and will deposit funds in the Reserve Account from time to time to stabilize future cash distributions and fund acquisitions and other growth opportunities. As of December 31, 2004 the Reserve Account held approximately $12,500. On March 1, 2005, Holdings received approximately $35,900 related to the termination of three Power Purchase Agreements at the MASSPOWER project, which was added to the Reserve Account, a portion of which may be used for taxes owed on that transaction. On March 31, 2005 the Reserve Account held approximately $48,400.

The Company's cash flow from operations of $38,730 was in line with expectations for the period, taking into account the MASSPOWER transaction described below.

CASH FLOW AVAILABLE FOR DISTRIBUTION

Holders of IPSs receive cash distributions in the form of interest payments on Subordinated Notes and dividends on Common Shares. For the three month period ended March 31, 2005 distributions of $7,495 were declared. A total of Cdn $0.25 per IPS was declared and was comprised of interest payments of Cdn $0.16 on the 11% subordinated note portion of the IPS, plus Cdn $0.09 common share dividend per IPS.

The following table shows the calculation of Cash Available for Distribution starting with net cash provided by operating activities for the three months ended March 31, 2005.

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

Cash flows from operating activities	$38,730
Less: Proceeds from Disposal of three PPAs at MASSPOWER Project[1]	(34,173)
Add: Decrease in current liabilities related to Subordinated Note Interest, Distributions to Non-Controlling Interests and Dividends	2,048
Less: Consolidated project-level repayment of long-term debt	(1,496)
Add: Interest on Subordinated Notes	4,753
Less: Interest on non-IPS Subordinated Notes	(817)
Less: Purchase of property plant and equipment	(464)
Add: Proceeds on disposal of property plant and equipment	0
Cash Flow Available for Distributions, USD	**$8,581**
Cash Flow Available for Distributions, Cdn	$10,347
Cash Flow Available for Distributions per IPS, Cdn	$0.28
Interest on IPS Subordinated Notes	4,753
Dividends to IPS Common Shares	2,742
Total IPS Distributions, USD	**$7,495**
Total IPS Distributions, Cdn	$9,203
Total Distributions per IPS, Cdn	$0.25

(1) March 1, 2005 distribution of $35.858 million less MASSPOWER's estimated first quarter cash available for distribution.

LIQUIDITY AND CAPITAL RESOURCES

The Company has adequate liquidity from several sources in addition to cash flow from operations. The Reserve Account held $12,500 at December 31, 2004 and is currently approximately $48,400 as a result of the $35,900 MASSPOWER distribution, some of which may be used toward taxes owed on that transaction. Holdings has a $50,000 revolving term credit facility, $14,750 of which is allocated, but not drawn, to support letters of credit for contingent liabilities at several projects. There have been no draw downs on the facility since the IPO. In addition, the Projects themselves generally have their own reserve accounts to support payments for major maintenance costs and project-level debt service.

All project-level debt is non-recourse to the Company or Holdings and is fully amortizing over the life of the projects' PPAs.

ACQUISITIONS & DISPOSITIONS

On January 12, 2005, Holdings increased its indirect interest in the Gregory project from 9.4% to 15.1% or 60.4 net MW. The interest was acquired indirectly via Holdings' interest in Javelin and was accomplished using cash available at the project level.

On March 1, 2005, Holdings received a distribution of approximately $35,900 from the MASSPOWER project. The distribution was comprised of (i) a portion of the proceeds paid to the project by two of its three utility power purchasers to terminate power purchase agreements that together account for approximately 66.5% of the project's output, (ii) operating income and (iii) the release of restricted cash. The MASSPOWER project has repaid its outstanding debt and will continue to make available approximately 7.9% of its output under its remaining power purchase agreement through 2013, if and when it is dispatched and will have the option to sell the remainder of its output into the wholesale spot market. Holdings placed the distribution into its Reserve Account, which is available to fund acquisitions and other growth opportunities enhancing the long-term stability of distributions.

CAPITAL EXPENDITURES

Capital expenditures for the Projects are made at the project level using current project cash flow and project reserves. Therefore, the distributions that Holdings receives from the Projects are made net of capital expenditures needed at the projects. Generally, there is relatively little capital expenditure since repairs and most major maintenance expenditures, are expensed.

An estimated $2 million capital project is underway at the Pasco project to construct a water distillation facility that will serve as the project's thermal load. There is sufficient cash at the project to fund the construction and approximately $607 was spent in the period.

A gas turbine upgrade project will be undertaken this year at the Orlando project to improve its output and efficiency characteristics. The upgrade will take place during the previously scheduled major maintenance outage. The cost was financed via a new Long Term Service Agreement between the Project and the manufacturer which will expire in 2014.

CONTRACTUAL OBLIGATIONS

(a) Each project typically has a set of contracts that includes the following, which are obligations of the project partnerships and non-recourse to the Company. Therefore, specific contracts for individual projects are not discussed in detail in the MD&A.

- PPAs generally allow projects to pass through their fuel costs. See the earlier Project Portfolio table for off-takers and durations.
- Fuel Supply agreements have minimum volume requirements with terms typically similar to their respective PPA.
- Fuel Transportation agreements incorporate capacity reservation/demand payments.
- Steam Sales agreements track PPA lengths and are designed to meet regulatory requirements for thermal load/efficiency at fossil fuel plants.
- O&M agreements contract for operations and maintenance services by third parties or owners.
- Long-term service agreements may be in place for gas or steam turbine inspections and overhauls.
- Site Lease agreements grant use of project land where projects don't own the site.
- Project Debt is non-recourse and fully amortizing during PPA terms.

  The Company and its other partner in the Mid-Georgia Project are in discussions with the project's lenders about a possible restructuring of the non-recourse debt arrangements. While it is difficult to predict the outcome of these discussions, the Manager does not believe that the result will have a material adverse impact on the Company's cash flows.

A detailed description of the Projects' agreements at the time of the IPO is contained in the Technical Review performed by Stone and Webster in conjunction with the Company's IPO, with updated information in its Annual Information Form, dated March 31, 2005. Both documents are available on SEDAR.

(b) Swap Agreement – see foreign currency hedging arrangements below

(c) Office Lease Obligations:

The Manager subleases its office space from ArcLight, under an agreement through 2014. The obligations under this sublease are as follows:

	2005	2006	2007	2008-2014
Office Lease for Manager	130	130	130	933

(d) The Company pays a management fee under the Management Agreement, among the Company, Holdings and Manager. The management fee is subject to adjustment for future acquisitions as agreed to by the Company and Holdings' independent Managers, plus incentives and expenses. The company paid the Manager $830 during the three month period ended March 31, 2005.

(e) Subordinated Notes – As of March 31, 2005, the Company had $205,627 outstanding of 11% subordinated notes due 2016. The notes are interest only until their maturity.

RELATED PARTY TRANSACTIONS

The Manager has been engaged under the Management Agreement to provide certain management and administrative services to the Company and Holdings, for which it is paid (i) an annual management fee, (ii) reimbursement of costs, and (iii) an annual incentive fee equal to 25% of the excess in distributions paid to unit holders during the year above the initial targeted distributions at the IPO. The Management Agreement has an initial term of 20 years. The Manager is owned by the ArcLight Funds. Subsidiaries of the ArcLight Funds along with a subsidiary of Caithness Energy own 41.9% of Holdings.

The seven person Board of Managers of Holdings includes two members from the manager of the ArcLight Funds who were appointed by the Existing Investors, and the President and CEO of the Manager, but they may not vote on any proposed acquisitions by Holdings of projects from the ArcLight Funds.

The Manager receives administrative and office support services from the manager of the ArcLight Funds under a Management Support Agreement on a cost recovery basis. This agreement also requires ArcLight and its affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for ArcLight Fund I and Fund II or other investment funds managed by ArcLight or its affiliates.

Holdings has been granted a right of first offer on a number of power producing projects currently owned by the ArcLight Funds. In aggregate, the right of first offer is related to interests in 11 power generating projects representing approximately 706 net MW of total electric generation capacity. There is no assurance that the Company will be able to successfully complete such potential acquisitions that may arise from this opportunity.

As disclosed above, the Manager subleases its office space from ArcLight, under an agreement through 2014.

Caithness Energy has an indirect ownership interest in one of the Existing Investors. Subsidiaries of Caithness Energy provide operations and maintenance at four of the Projects and accounting, tax and other administrative functions for 12 of the Projects under agreements which are in effect through 2007 and renewable thereafter. During the reporting period, Holdings incurred expenses of $687 for services provided by Caithness Energy.

FOREIGN EXCHANGE HEDGING ARRANGEMENTS

At the time of the IPO closing, Holdings entered into forward contracts to purchase Canadian dollars sufficient to make 60 monthly distributions at the current distribution level to all holders including Existing Investors, as well as interest payments on the separate subordinated notes at a rate of Cdn$1.2073/U$1.00. For the three month period ending March 31, 2005, the net impact of the change in the foreign exchange rate on (i) the aggregate value of the hedges and (ii) the Company's outstanding Subordinated Notes and its liability to Existing Investors from their liquidity right debt, was approximately $3,658.

ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. During the period presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property plant and equipment and power purchase contracts, the recoverability of equity investments, the recoverability of future tax assets and the fair value of financial instruments and derivatives. Refer to Note 1 of the consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies during the reporting period. Management is also not aware of any changes in accounting policies in the foreseeable future that, if changed, would materially affect the Company's overall financial condition or results of operations.

OUTLOOK

The Company expects that the effects of significant dislocations in U.S. power markets that occurred over the past several years will continue to provide opportunities for accretive acquisitions. The Company believes that the experience and industry relationships of the Managers' employees, together with its ongoing relationship with ArcLight, will provide unique access to such acquisition opportunities.

The Company intends to enhance the operation of the Projects and increase cash distributions through:

- (i) optimization of commercial arrangements such as PPAs, fuel supply and transport contracts, steam sales agreements and management and operation agreements;
- (ii) achievement of operating efficiencies;
- (iii) upgrade or enhancement of existing equipment or plant configurations; and
- (iv) expansion of existing Projects.

The Company also believes that opportunities exist to consolidate, on an accretive basis, ownership positions in certain Projects where it owns partial interests and that financial restructuring and recapitalization opportunities at the Projects may provide capital to the owners of the Projects to fund future growth opportunities.

The opportunity exists for refinancing non-recourse debt at significantly lower interest cost at one or more of the Projects. Project insurance costs have tended to decrease on recent renewals.

RISK FACTORS

Atlantic Power's future performance and ability to generate sufficient cash flow to meet its monthly cash distributions to holders of IPSs and the Common Shares and Subordinated Notes represented thereby involves a number of risks and uncertainties. Any of these risks and uncertainties could have a material adverse effect on the Company's results of operations, business prospects, financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares, or Subordinated Notes or on the market price or value of IPSs, Common Shares or Subordinated Notes. A discussion of these risks and uncertainties can be found in the Company's Annual MD&A and Annual Information Form dated March 31, 2005.

ADDITIONAL INFORMATION

Additional information is available on the Company's website at www.atlanticpowercorporation.com, or at www.sedar.com.

\MDA (for Q1- FINALb_clean).doc

Computershare

RECEIVED

2007 OCT 18 A 11:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Investor Services Inc

100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

April 20, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator of Securities, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorité des marchés financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Registrar of Securities, Nunavut
The Toronto Stock Exchange

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Annual & Special Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	: Atlantic Power Corporation
2.	Date Fixed for the Meeting	: June 8, 2005
3.	Record Date for Notice	: May 9, 2005
4.	Record Date for Voting	: May 9, 2005
5.	Beneficial Ownership Determination Date	: May 9, 2005
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	: Income Participating Securities
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	: Income Participating Securities
8.	ISIN / CUSIP	: CA04878Q4007/04878Q400

Yours truly,

(Signed)
COMPUTERSHARE INVESTOR SERVICES INC
Agent for Atlantic Power Corporation
(416)263-9463
(416)981-9800

Atlantic Power Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

April 18, 2005

Atlantic Power Corporation Announces April 2005 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of April 2005. A distribution of $0.0834 per Income Participating Security ("IPS") will be payable on May 31, 2005 to holders of record at the close of business on April 29, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0834 reflects a cash dividend per common share of $0.0305 and an interest payment of $0.0529 for the month of April 2005.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For further information please contact:

Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

March 31, 2005

Atlantic Power Corporation Announces Results for Six Weeks Ended Dec. 31, 2004

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its results for the six weeks ended December 31, 2004. The Company commenced operations on November 18, 2004 following completion of its Initial Public Offering (the "IPO") and the acquisition of interests in fifteen non-utility power projects (the "Projects"). The Company did not hold any material assets prior to November 18, 2004 and is considered to have begun operations on that day. As a result, no comparative financial information is available. All amounts are in US dollars unless otherwise indicated.

Cash available for distributions to holders of the Company's listed Income Participating Securities ("IPSs") was $5.1 million or $0.1391 (Cdn$0.1672) per IPS in the period. Distributions for the period were $3.7 million or $0.0994 (Cdn$0.1195) per IPS and paid on January 31, 2005.

For the six weeks ended December 31, 2004 the Company generated project and other revenue of $18.5 million and income before administrative and other expenses of $3.6 million. Operationally, the Projects performed as expected with one non-cash adjustment described below reducing period income by $16.5 million.

The Company owns its interests in the Projects through its 58.1% interests, in Atlantic Power Holdings, LLC ("Holdings"). The owners of the other 41.9% non-controlling interest in Holdings have the right to request that the Company issue equity securities to redeem any portion of their interests down to a minimum of 10% within the first two years from the IPO, which potential obligation appears on the balance sheet as a long term liability. During the reporting period the Company included a charge to income of $16.5 million to reflect a mark-to-market change in that liability based on the change in market price per IPS from Cdn$10.00 at IPO to Cdn$10.75 at December 31, 2004.

The results for the period are also not indicative of future performance primarily since the pattern of cash distributions from Projects is typically above average during this year-end period based on activities at the Projects. In addition, non-recurring start-up costs, and audit and other professional fees at year-end had a disproportionate impact on the short reporting period. Primarily due to the non-cash mark-to-market charge to income described above, the Company incurred a net loss of $19.9 million or $0.57 (Cdn$0.69) per IPS for the period.

Fuel costs, particularly natural gas costs, were at historically high levels through the six week reporting period. However, the Company's Power Purchase Agreements (PPAs) generally provide for the pass-through of fuel costs to its customers.

"With almost $36 million received in March from the MASSPOWER Project added to our initial $12.5 million in cash reserves, we have a great deal of flexibility to entertain acquisition opportunities and add value for our investors", commented Barry Welch, President and CEO.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to

operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Cash available for distributions is calculated as cash flows from operating activities: (i) less the increase in current liabilities related to subordinated note interest, distributions to non-controlling interests and dividends, (ii) less repayments of long-term project level debt, (iii) plus interest on subordinated notes, (iv) less interest on non-IPS subordinated notes, (v) less the purchase of property, plant and equipment, and (vi) plus proceeds on the disposal of property, plant and equipment. Cash available for distributions is not a measure recognized under Canadian GAAP and does not have standardized meaning prescribed by GAAP. Therefore, cash available for distributions is unlikely to be comparable to similar measures presented by other issuers. As the Company intends to distribute a substantial portion of its cash on an ongoing basis, the Manager believes that cash available for distributions is an important measure in evaluating the performance of the Company. For a reconciliation of cash flows from operating activities to cash available for distributions see Management's Discussion and Analysis for the six weeks ended December 31, 2004.

For further information please contact:

Atlantic Power Corporation
Barry Welch, President and CEO
(617) 531-6379
info@atlanticpowercorporation.com

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

March 31, 2005

Atlantic Power Corporation Announces Results for Six Weeks Ended Dec. 31, 2004

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its results for the six weeks ended December 31, 2004. The Company commenced operations on November 18, 2004 following completion of its Initial Public Offering (the "IPO") and the acquisition of interests in fifteen non-utility power projects (the "Projects"). The Company did not hold any material assets prior to November 18, 2004 and is considered to have begun operations on that day. As a result, no comparative financial information is available. All amounts are in US dollars unless otherwise indicated.

Cash available for distributions to holders of the Company's listed Income Participating Securities ("IPSs") was $5.1 million or $0.1391 (Cdn$0.1672) per IPS in the period. Distributions for the period were $3.7 million or $0.0994 (Cdn$0.1195) per IPS and paid on January 31, 2005.

For the six weeks ended December 31, 2004 the Company generated project and other revenue of $18.5 million and income before administrative and other expenses of $3.6 million. Operationally, the Projects performed as expected with one non-cash adjustment described below reducing period income by $16.5 million.

The Company owns its interests in the Projects through its 58.1% interests, in Atlantic Power Holdings, LLC ("Holdings"). The owners of the other 41.9% non-controlling interest in Holdings have the right to request that the Company issue equity securities to redeem any portion of their interests down to a minimum of 10% within the first two years from the IPO, which potential obligation appears on the balance sheet as a long term liability. During the reporting period the Company included a charge to income of $16.5 million to reflect a mark-to-market change in that liability based on the change in market price per IPS from Cdn$10.00 at IPO to Cdn$10.75 at December 31, 2004.

The results for the period are also not indicative of future performance primarily since the pattern of cash distributions from Projects is typically above average during this year-end period based on activities at the Projects. In addition, non-recurring start-up costs, and audit and other professional fees at year-end had a disproportionate impact on the short reporting period. Primarily due to the non-cash mark-to-market charge to income described above, the Company incurred a net loss of $19.9 million or $0.57 (Cdn$0.69) per IPS for the period.

Fuel costs, particularly natural gas costs, were at historically high levels through the six week reporting period. However, the Company's Power Purchase Agreements (PPAs) generally provide for the pass-through of fuel costs to its customers.

"With almost $36 million received in March from the MASSPOWER Project added to our initial $12.5 million in cash reserves, we have a great deal of flexibility to entertain acquisition opportunities and add value for our investors", commented Barry Welch, President and CEO.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. The Company's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to

operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Cash available for distributions is calculated as cash flows from operating activities: (i) less the increase in current liabilities related to subordinated note interest, distributions to non-controlling interests and dividends, (ii) less repayments of long-term project level debt, (iii) plus interest on subordinated notes, (iv) less interest on non-IPS subordinated notes, (v) less the purchase of property, plant and equipment, and (vi) plus proceeds on the disposal of property, plant and equipment. Cash available for distributions is not a measure recognized under Canadian GAAP and does not have standardized meaning prescribed by GAAP. Therefore, cash available for distributions is unlikely to be comparable to similar measures presented by other issuers. As the Company intends to distribute a substantial portion of its cash on an ongoing basis, the Manager believes that cash available for distributions is an important measure in evaluating the performance of the Company. For a reconciliation of cash flows from operating activities to cash available for distributions see Management's Discussion and Analysis for the six weeks ended December 31, 2004.

For further information please contact:

Atlantic Power Corporation
Barry Welch, President and CEO
(617) 531-6379
info@atlanticpowercorporation.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis ("MD&A") of financial condition and results of operations should be read in conjunction with the audited financial statements of Atlantic Power Corporation ("Atlantic Power" or "the Company") for the six weeks ended December 31, 2004. All amounts described in the management discussion and analysis of financial condition and results of operations are in thousands of U.S. dollars. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This management discussion and analysis of financial condition and results of operation also contains forward looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk factors". Information contained in this management's discussion and analysis is based on information available to management as of March 31, 2005.

OVERVIEW

The Company was established under the laws of the Province of Ontario. With the completion of its Initial Public Offering ("IPO") on November 18, 2004 and after the exercise of the underwriter's over-allotment on December 6, 2004, the Company owns 58.1% of the common membership interests and all of the outstanding Class A preferred membership interests in Atlantic Power Holdings, LLC ("Holdings"). The remaining 41.9% of the common membership interests and all of the outstanding Class B preferred membership interests in Holdings are owned by subsidiaries of ArcLight Energy Partners Funds I and II (the "ArcLight Funds") and Caithness Energy (such subsidiaries, together, the "Existing Investors"). Holdings was formed to acquire indirect interests in a diversified portfolio of power generating facilities (the "Projects") located primarily in major markets in the United States from the Existing Investors. The Company currently has 36,800,000 Income Participating Securities ("IPSs") outstanding. Each IPS represents one common share of the Company ("Common Shares") and Cdn $5.767 aggregate principal amount of 11% subordinated notes of the Company ("Subordinated Notes").

As of December 31, 2004 interests were owned in fourteen projects in the United States and one in Jamaica with a combined total power generating capacity of 2,161 megawatts ("MW"). Atlantic Power's interests in the Projects represented approximately 773MW of power, generating capacity as of December 31, 2004.

Management and administrative services are provided to the Company by Atlantic Power Management, LLC, a Delaware limited liability company (the "Manager") formed by ArcLight Capital

Partners, LLC ("ArcLight") and the ArcLight Funds. The Manager manages the business of the Company and Holdings and also focuses on identifying additional acquisitions and investments for the Company. In addition to the substantial energy investing experience and industry relationships of the Manager's employees, the Company expects to benefit from ArcLight's experience, relationships and specialized knowledge to identify emerging trends and present the Company with accretive acquisition opportunities within the power and energy sector.

The Projects are typically operated and maintained by third party operators under contracts with the Project partnerships. Terms of these agreements vary in length and typically provide for subsequent renewal terms.

The Company's objectives are to maintain the stability and sustainability of cash distributions to holders of Income Participating Securities ("IPSs") in the form of interest payments on Subordinated Notes and dividends on Common Shares, and to increase, when prudent, dividends on the Common Shares. In order to achieve these objectives, the Company intends to focus on enhancing the financial performance of the Projects and pursuing additional acquisitions and investments with a focus on power generating facilities predominantly in the U.S.

Cash Flow Available for Distributions is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management believes Cash Flow Available for Distributions is a relevant supplemental measure of the Company's ability to earn and distribute cash returns to investors. A reconciliation of net cash provided by operating activities to Cash Flow Available for Distributions is set out in this MD&A. Investors are cautioned that the Company may calculate this measure in a manner that is different from other companies.

EBITDA is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA at the Projects as a cash flow measure to provide aggregate annual comparative information about Project performance.

THE NON-UTILITY POWER GENERATION INDUSTRY

The Projects are non-utility electric generating facilities that operate primarily in the U.S. electric power generation industry. The electric power industry is one of the largest industries in the U.S., with 2003 revenue of nearly $260 billion based on information published by the Energy Information Administration ("EIA") of the U.S. Department of Energy. A growing portion of the power produced in the U.S. is generated by non-utility generators. According the EIA, there were approximately 7,772 non-utility generators representing 448 Gigawatts of capacity and 1,421 Gigawatt hours of total net electric generation in 2003 (equal to 46%, 48% and 37% respectively of industry totals including utilities.) Non-utility generators sell the electricity generated to electric utilities, other load-serving entities (such as municipalities and electric cooperatives) and industrial consumers through bilateral

contracts or wholesale power markets. Non-industrial electricity buyers, in turn, generally sell this electricity to industrial, commercial and residential customers. The power generated by the Projects is generally sold under long-term contracts, referred to as Power Purchase Agreements ("PPAs").

PROJECT PORTFOLIO

The following table outlines the Company's portfolio of power generating assets as of December 31, 2004, including its interest in each facility. Management believes the portfolio is well diversified based on electricity and steam buyers or off-takers, regulatory jurisdictions and regional power pools, thereby mitigating exposure to market, regulatory or environmental conditions specific to any one region.

Project Name	Location	Fuel Type	Total MW	Economic Interest(1)	Accounting Treatment(2)	Net MW(3)	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.0%	P	23	Pacific Gas & Electric	2011	BBB
Delta-Person	New Mexico	Natural Gas	132	40.0%(4)	E	53	Public Service of New Mexico	2020	BBB
Gregory	Texas	Natural Gas	400	9.45%(4)(7)	E	38	Dynegy Reynolds Metals	2005 2020	B NR
JPPC	Jamaica	Fuel Oil	60	24.1%	E	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13	49.8%	P	7	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.0%	C	110	Progress Energy	2013	BBB
MASSPOWER	Massachusetts	Natural Gas	267	17.5%	E	47	Boston Edison Commonwealth Electric Massachusetts Municipal Wholesale Electric	2013(5) 2008/2013(5) 2013	A A A
Mid-Georgia	Georgia	Natural Gas	308	50.0%	P	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.0%	C	91	Niagara Mohawk	2008(6)	A
Orlando	Florida	Natural Gas	126	50.0%	P	63	Progress Energy Reedy Creek Improvement District	2023 2013	BBB A
Pasco	Florida	Natural Gas	109	49.9%	P	54	Progress Energy	2008	BBB
Rumford	Maine	Coal/ Biomass	85	23.2%(4)	E	20	Central Maine Power MeadWestvaco	2005 2020	BBB+ BBB
Selkirk	New York	Natural Gas	345	18.5%(4)	E	64	Niagara Mohawk Consolidated Edison	2008 2014	A A
Stockton	California	Coal	55	50.0%	P	28	Pacific Gas & Electric Corn Products International	2008 2008	BBB BBB
Topsham (8)	Maine	Hydro	14	50.0%	P	7	Central Maine Power	2011	BBB+

(1) Holdings' economic interest represents the percentage ownership interest in the project held indirectly by Atlantic Holdings (except as otherwise noted).

(2) Accounting Treatment: (refer to Note 1 of Consolidated Financial Statements).
C=Consolidated
P=Proportionate Consolidation
E=Equity

(3) Represents the interest of Holdings in each project's total electric generation capacity based on Holdings' economic interest in each project.

(4) Represents Holdings' estimate of its share of the cash flow from the project.

(5) On March 1, 2005 MASSPOWER concluded a termination agreement for its one PPA with Boston Edison and two PPAs with Commonwealth Electric and received a termination payment. See Subsequent Events

(6) A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA.

(7) On January 12, 2005 Holdings increased its indirect interest in the Gregory Project to 15.1% or 60.4 net MW. See Subsequent Events

(8) Holdings owns it interest in this Project as a lessor

RESULTS OF OPERATIONS FOR THE SIX WEEKS ENDED DECEMBER 31, 2004

The Company commenced operations on November 18, 2004 on completion of its Initial Public Offering ("IPO") and the acquisition of interests in fifteen non-utility power projects. The Company did not hold any material assets prior to November 18, 2004 and is considered to have begun operations on November 18, 2004. As a result, there is no comparative prior period financial information available.

The Company generates revenues by selling its electricity, steam and other by-products to various off-takers generally under long-term Power Purchase Agreements ("PPAs") and Steam Purchase Agreements. As of December 31, 2004 the Company had PPAs with 17 customers. Details on the duration of the PPAs for each property is presented in the table above.

SUMMARY OF FINANCIAL INFORMATION ($000s)

Period from November 18, 2004 to December 31, 2004	
Project Revenue [1]	18,490
Project Expenses [1]	14,576
Project Other Income [2]	(275)
Income before Administrative and Other Expenses	3,639
Administrative and other expenses	
Distribution, non-controlling interest [3]	2,622
Increase in Obligations, non-controlling interest [4]	16,490
Foreign Exchange Gain (loss) [5]	266
Other	4,155
Total Administrative and other expenses	23,533
Income (loss) before income taxes	(19,894)
per share	*(0.57)*
Income Taxes	0
Net Income (loss)	(19,894)
per share (US)	*(0.57)*
per share (Cdn)	*(0.69)*
Total Assets	740,203
Total Long-term Liabilities [6]	589,797
Cash Flows from Operating Activities	12,897
Distributions [7]	3,658
Distributions per IPS (US)	*0.0994*
Distributions per IPS (Cdn)	*0.1195*

(1) Project revenue and project expenses of Holdings' interests in nine projects, including two wholly owned projects and seven proportionately consolidated projects with interests ranging from 49.9% to 50%. (Refer to Accounting Treatment presented in the preceding Project Portfolio table.)

(2) Includes equity in earnings from partnerships of $593 from six projects in which Holdings owns interests of between 9.45% and 24.1%, accounted for on an equity basis.

(3) Distributions to holders of 41.9% non-controlling interest in Holdings (declared, but not distributed in the period).

(4) Existing Investors own a 41.9% non-controlling interest in Holdings with certain Liquidity Rights to request that the Company issue equity securities (including IPSs) to raise proceeds that would indirectly be used to redeem portions of the Existing Investors' interest, within the first two years from the IPO. During the two year period following the IPO, the Existing Investors must maintain a minimum 10% aggregate ownership interest in Holdings. This amount represents the mark-to-market change during the reporting period in the *potential* obligation the Company to make such issuance so that Holdings can redeem the Existing Investors' interests based on the change in market price per IPS from Cdn $10.00 at IPO to Cdn $10.75 at December 31, 2004.

(5) *Net impact of foreign exchange changes on the value of debt and the mark-to-market value of currency hedges for the period.*

(6) Includes the increase in the USD equivalent of Cdn denominated obligations less the value of the foreign exchange contract.

(7) Declared, but not distributed in reporting period.

Administrative and other expenses included non-recurring start-up costs of Manager of approximately $400 as well as annual recurring expenses such as audit and tax services that have a disproportionate impact on the short reporting period.

While aggregate generation and plant availability were down 9% and 3% respectively at the Projects from 2003 to 2004, revenue and EBITDA were up 2.8% and 1.4%. Decreases in availability of the Projects do not necessarily translate directly to revenue or EBITDA reductions if relevant threshold performance is still being met under the PPAs. Decreases in generation do not necessarily translate directly to reductions in revenue or EBITDA, since some projects may, at some times, provide more margin from resale of unused gas than from incremental electricity generation. Overall, EBITDA margin at the Projects only slightly declined from 35.4% in 2003 to 34.9% in 2004 based on unaudited results.

Among the Company's largest costs is the supply of natural gas, coal and other fuels required to operate the Projects. Each of the Projects generally has a long-term fuel supply agreement whose term matches the term of the corresponding PPA. Fuel costs, particularly natural gas costs, were at historically high levels in the US through the six weeks ended December 31, 2004. However, the majority of the PPAs provide for the pass-through or indexing of fuel costs to the off-takers.

CASH FLOW FROM OPERATIONS

The Company's cash flow from the Projects will vary from year to year based on, among other things, changes in rates under the PPAs, fuel supply agreements, steam sales agreements and other project contracts, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market pricing following the expiry of PPAs, fuel supply and transportation contracts, working capital requirements and the general performance of the Projects. Project cashflows themselves may have some seasonality and the pattern and frequency of distributions from Projects to Holdings during the year can also vary.

In order to provide holders of IPSs with stable and sustainable cash distributions, the Company deposited approximately $12.5 million into a Reserve Account at the closing of its IPO and will deposit funds in the Reserve Account from time to time to stabilize future cash distributions and fund acquisitions and other growth opportunities. As of December 31, 2004 the Reserve Account held approximately $12.5 million. On March 1, 2005, Holdings received approximately $35.9 million related to the termination of three PPAs at the MASSPOWER project, which was added to the Reserve Account (see Subsequent Events).

The Company's cash flow from operations of $12,897 was in line with expectations for the period.

CASH FLOW AVAILABLE FOR DISTRIBUTION

Holders of IPSs receive cash distributions in the form of interest payments on Subordinated Notes and dividends on Common Shares. For the six week period from the IPO through December 31, 2004 no cash distributions were made. Distributions declared for the period and paid in January totaled Cdn $0.1195 per IPS. This was comprised of interest payments of $0.0758 on the 11% subordinated note portion of the IPS plus Cdn $0.0437 common share dividend per IPS. Cash Available for Distributions was $5,119.

The following table shows the calculation of Cash Available for Distribution starting with net cash provided by operating activities for the six weeks ended December 31, 2004. The pattern of distributions from the Projects is not consistent throughout the year, so this six week period should not be viewed as a proportionately representative period.

CALCULATION OF CASH FLOW AVAILABLE FOR DISTRIBUTION

Cash flows from operating activities	12,897
Less: Increase in current liabilities related to Subordinated Note Interest, Distributions to Non-Controlling Interests and Dividends	(6,679)
Less: Consolidated project-level repayment of long-term debt	(3,410)
Add: Interest on Subordinated Notes	2,719
Less: Interest on non-IPS Subordinated Notes	(399)
Less: Purchase of property plant and equipment	(86)
Add: Proceeds on disposal of property plant and equipment	77
Cash Flow Available for Distributions	5,119
Interest on IPS Subordinated Notes(1)	2,320
Dividends to IPS Common Shares(1)	1,338
Total IPS Distributions(1)	3,658

(1) IPS Subordinated Note interest, IPS Common Share dividends and total Company distributions in Canadian Dollars were $2,789, $1,608 and $4,398 respectively. On a per IPS basis, the Canadian Dollar equivalent of these amounts were $0.0758, $0.0437 and $0.1195 respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company has adequate liquidity from several sources in addition to cash flow from operations. The Reserve Account held $12.5 million at December 31, 2004 and is currently approximately $48 million as a result of the $35.9 million MASSPOWER distribution. Holdings has a $50 million revolving term credit facility, $14.75 million of which is allocated, but not drawn, to support letters of credit for contingent liabilities at several projects. There have been no drawdowns on the facility since the IPO. The credit facility may be drawn during the year to make quarterly estimated US tax payments which are expected to be refunded following the filing of the Company's annual return. In addition, the Projects themselves generally have their own reserve accounts to support payments for major maintenance costs and project-level debt service. All project-level debt is non-recourse to the Company or Holdings and is fully amortizing over the life of the projects' PPAs.

CAPITAL EXPENDITURES

Capital expenditures for the Projects are made at the project level using current project cashflow and project reserves. Therefore, the distributions that Holdings receives from the Projects are made net of capital expenditures needed at the projects. Generally, there is relatively little capital expenditure since repairs and most major maintenance expenditures, are expensed.

An estimated $2 million capital project is underway at the Pasco project to construct a water distillation facility that will serve as the project's thermal load. There is sufficient cash at the project to fund the construction and approximately $550 was spent in 2004.

A gas turbine upgrade project will be undertaken in 2005 at the Orlando project to improve its output and efficiency characteristics. The upgrade will take place during the previously scheduled major maintenance outage. It will cost approximately $2.6 million and will be financed via a new Long Term Service Agreement with the manufacturer which will expire in 2014.

CONTRACTUAL OBLIGATIONS

(a) Each project typically has a set of contracts that includes the following, which are obligations of the project partnerships and non-recourse to the Company unless otherwise specified. Therefore, specific contracts for individual projects are not discussed in detail in the MD&A.

- PPAs generally allow projects to pass through their fuel costs. See the earlier table for off-takers and durations.
- Fuel Supply agreements have minimum volume requirements with terms typically similar to their respective PPA.
- Fuel Transportation agreements incorporate capacity reservation/demand payments.

- Steam Sales agreements track PPA lengths and are designed to meet regulatory requirements for thermal load/efficiency at fossil fuel plants.
- O&M agreements contract for operations and maintenance services by third parties or owners.
- Long-term service agreements may be in place for gas or steam turbine inspections and overhauls.
- Site Lease agreements grant use of project land where projects don't own the site.
- Project Debt is non-recourse and fully amortizing during PPA terms.

A detailed description of the Projects' agreements is contained in the Technical Review performed by Stone and Webster in conjunction with the Company's IPO, with updated information in its Annual Information Form, dated March 31, 2005. Both documents are available on SEDAR.

(b) Swap Agreement – see foreign currency hedging arrangements below

(c) Office Lease Obligations:

The Manager subleases its office space from ArcLight, under an agreement through 2014. The obligations under this sublease are as follows:

	2005	2006	2007	2008-2014
Office Lease for Manager	130	130	130	933

(d) The Company pays a management fee under the Management Agreement, among the Company, Holdings and Manager. The management fee is subject to adjustment for future acquisitions as agreed to by the Company and Holdings' independent Managers, plus incentives and expenses. The company paid $620 during the 6 week period in 2004.

(e) Subordinated Notes – As of December 31, 2004, the Company had $206,927 outstanding of 11% subordinated notes due 2016. The notes are interest only until their maturity.

RELATED PARTY TRANSACTIONS

The Manager has been engaged under the Management Agreement to provide certain management and administrative services to the Company and Holdings, for which it is paid (i) an annual management fee, (ii) reimbursement of costs, and (iii) an annual incentive fee equal to 25% of the excess in distributions paid to unitholders during the year above the initial targeted distributions at the IPO. The Management Agreement has an initial term of 20 years. The Manager is owned by the Arclight Funds. Subsidiaries of the Arclight Funds along with a subsidiary of Caithness Energy own 41.9% of Holdings.

The seven person Board of Managers of Holdings includes two members from the manager of the Arclight Funds who were appointed by the Existing Investors, and the President and CEO of the Manager, but they may not vote on any proposed acquisitions by Holdings of projects from the Arclight Funds.

The Manager receives administrative and office support services from the manager of the Arclight Funds under a Management Support Agreement on a cost recovery basis. This agreement also requires Arclight and its affiliates to give the Manager the opportunity to pursue, on behalf of the Company and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for ArcLight Fund I and Fund II or other investment funds managed by ArcLight or its affiliates.

As disclosed above, the Manager subleases its office space from Arclight, under an agreement through 2014.

Caithness Energy has an indirect ownership interest in one of the Existing Investors. Subsidiaries of Caithness Energy provide operations and maintenance at four of the Projects and accounting, tax and other administrative functions for 12 of the Projects under agreements which are in effect through 2007 and renewable thereafter. During the six week period of 2004, Caithness Energy was paid $687.

FOREIGN EXCHANGE HEDGING ARRANGEMENTS

At the time of the IPO closing, Holdings entered into forward contracts to purchase Canadian dollars sufficient to make 60 monthly distributions at the current distribution level to all holders including Existing Investors, as well as interest payments on the separate subordinated notes at a rate of Cdn$1.2073/U$1.00. For the six-week period ending December 31, 2004, the net impact of the change in the foreign exchange rate on (i) the aggregate value of the hedges and (ii) the Company's outstanding Subordinated Notes and its liability to Existing Investors from their liquidity right debt, was approximately ($266).

ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. During the period presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property plant and equipment and power purchase contracts, the recoverability of equity investments, the recoverability of future tax assets

and the fair value of financial instruments and derivatives. Refer to Note 1 of the consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies during the period ending December 31, 2004. Management is also not aware of any changes in accounting policies in the foreseeable future that, if changed, would materially affect the Company's overall financial condition or results of operations.

SUBSEQUENT EVENTS

On January 12, 2005, Holdings increased its indirect interest in the Gregory project from 9.4% to 15.1% or 60.4 net MW. The interest was acquired indirectly via Holdings' interest in Javelin and was accomplished using cash available at the project level.

On March 1st, 2005, Holdings received a distribution of approximately US $35.9 million from the MASSPOWER project. The distribution was comprised of (i) a portion of the proceeds paid to the project by two of its three utility power purchasers to terminate power purchase agreements that together account for approximately 66.5% of the project's output, (ii) operating income and (iii) the release of restricted cash. The MASSPOWER project has repaid its outstanding debt and will continue to make available approximately 7.9% of its output under its remaining power purchase agreement through 2013, if and when it is dispatched and will have the option to sell the remainder of its output into the wholesale spot market. Holdings has placed the distribution into its Reserve Account, which is available to fund acquisitions and other growth opportunities to enhance the long-term stability of distributions.

OUTLOOK

The Company expects that the effects of significant dislocations in U.S. power markets that occurred over the past several years will continue, thereby providing it with opportunities for accretive acquisitions. The Company believes that the experience and industry relationships of Managers' employees, together with its ongoing relationship with ArcLight, will provide unique access to such acquisitions.

In addition, Holdings has been granted a right of first offer on a number of power producing projects currently owned by the ArcLight Funds. In aggregate, the right of first offer is related to interests in 11 power generating projects representing approximately 706 net MW of total electric generation capacity.

The Company intends to enhance the operation of the Projects and increase cash distributions through:

(i) optimization of commercial arrangements such as PPAs, fuel supply and transport contracts, steam sales agreements and management and operation agreements;

(ii) achievement of operating efficiencies;

(iii) upgrade or enhancement of existing equipment or plant configurations; and

(iv) expansion of existing Projects.

The Company also believes that opportunities exist to consolidate, on an accretive basis, ownership positions in certain Projects where it owns partial interests and that financial restructuring and recapitalization opportunities at the Projects may provide capital to the owners of the Projects to fund future growth opportunities.

The opportunity exists for refinancing non-recourse debt at significantly lower interest cost at one or more of the Projects. Project insurance costs have tended to decrease on recent renewals.

RISK FACTORS

Atlantic Power's future performance and ability to generate sufficient cash flow to meet its monthly cash distributions to holders of IPSs and the Common Shares and Subordinated Notes represented thereby involves a number of risks and uncertainties. Any of these risks and uncertainties could have a material adverse effect on the Company's results of operations, business prospects, financial condition, the cash available to the Company for distribution to holders of IPSs, Common Shares, or Subordinated Notes or on the market price or value of IPSs, Common Shares or Subordinated Notes. A discussion of these risks and uncertainties can be found in the Company's Annual Information Form dated March 31, 2005. The following is a list of the primary risks facing the Company.

Revenue May be Reduced Upon Expiration or Termination of PPAs

Power generated by the Projects, in most cases, is sold under PPAs that expire at various times. In addition, these PPAs may be subject to termination in certain circumstances, including default by the project owner or operator. When a PPA expires or is terminated, it is possible that the price received by the relevant project for power under subsequent arrangements may be reduced significantly. It is possible that subsequent power purchase arrangements may not be available at prices that permit the operation of the project on a profitable basis. If this occurs, the affected project may temporarily or permanently cease operations.

The Projects Depend on their Electricity and Thermal Energy Customers

Each project relies on one or more PPAs, steam sales agreements or other agreements with one or more utilities or other customers for a substantial portion of its revenue. The amount of cash available for distribution to holders of IPSs, Common Shares and Subordinated Notes is highly dependent upon

customers under such agreements fulfilling their contractual obligations. There is no assurance that these customers will perform their obligations or make required payments.

Certain Projects are Exposed to Fluctuations in the Price of Electricity

While a majority of the off-takers of the Projects are contractually obligated to purchase electricity under long-term PPAs, those Projects with power purchase arrangements based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the long-term PPAs expire or terminate, the Manager or the relevant project operator will be required to either negotiate new PPAs or sell into the electricity wholesale market, in which case the prices for electricity will depend on market conditions at the time.

Operations are Subject to the Provisions of Various Energy Laws and Regulations

If any Project that is a qualifying facility (a "QF") under the *United States Federal Power Act* (the "FPA"), were to lose its status as a QF, then such Project may no longer be entitled to exemption from provisions of the *Public Utility Holding Company Act of 1935* ("PUHCA") and/or the FPA and state law and regulations. This could subject such Projects to rate regulation as public utilities under the FPA and state law and could, result in the Company or certain of its affiliates inadvertently becoming a public utility holding company. which could cause some or all of the remaining Projects that are QFs to lose their QF status.

Loss of QF status could trigger defaults under covenants to maintain QF status in the PPAs, steam sales agreements and Project-level debt agreements and result in termination, penalties or acceleration of indebtedness under such agreements, plus interest.

A Project may lose its QF status on a retroactive or prospective basis. Loss of QF status by any of the Projects on a retroactive basis could lead to, among other things, an order from the United States Federal Energy Regulatory Commission (the "FERC") against the applicable Project for refunds of payments previously made under the PPAs, with interest. In addition, going forward, rates set forth in the applicable PPA would be subject to initial and potentially subsequent reviews by FERC under the FPA, which could result in reductions to such rates.

If those Projects that are EWGs were to lose their EWG status, this could result in certain affiliates of the Company inadvertently becoming a public utility holding company which could cause some or all of the remaining Projects to lose their QF status. Loss of exemption from PUHCA would also trigger defaults under loan covenants to maintain exemptions from PUHCA.

On September 30, 2004, Pasco filed a petition seeking a temporary waiver of QF requirements for calendar year 2004 and 2005 with FERC because the steam demands from the current and new steam users were insufficient to reliably maintain QF status. The FERC granted the waiver to the

Project for the 2004 and 2005 calendar years, which will allow Pasco the time needed to complete the installation of water distillation equipment so it can sell distilled water to counterparties commencing in 2005 and retain its QF status. The estimated cost of the distillation system is $2.0 million and the Project has reserved sufficient cash to fund its installation. Steam sales under the Thermal Agreement, along with steam used for distilled water sales, will allow Pasco to meet the FERC QF standards beginning in 2006.

The Projects Depend on Suppliers Under Fuel Supply Agreements and Increases in Fuel Costs may Adversely Affect the Profitability of the Projects

Revenues in respect of the Projects may be affected by the availability, or lack of availability, of a stable supply of fuel at reasonable prices. To the extent possible, the Projects attempt to match fuel costs to PPA energy payments. To the extent that fuel costs are not matched directly to PPA energy payments, increases in fuel costs may adversely affect the profitability of the Projects.

The amount of energy generated at the Projects is highly dependent on suppliers under certain fuel supply agreements fulfilling their contractual obligations. The loss of significant fuel supply agreements or an inability or failure by any supplier to meet its contractual commitments may adversely affect cash distributions by the Company.

Upon the expiry or termination of existing fuel supply agreements, the Manager or project operators will have to renegotiate these agreements or may need to source fuel from other suppliers. There can be no assurance that the Manager or project operators will be able to renegotiate these agreements or enter into new agreements on similar terms. Furthermore, there can be no assurance as to availability of the supply or pricing of fuel under new arrangements.

The amount of energy generated at the Projects is dependent upon the availability of natural gas, coal, oil or biomass. There can be no assurance that the long-term availability of such resources will remain unchanged.

U.S. Federal Income Tax Risks

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences generally applicable to a holder of Common Shares and Subordinated Notes, as represented by IPSs, will not be changed in a manner which adversely affects Non-U.S. Holders.

There is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes (i.e., as part of a unit that includes common shares of the Company). In light of this absence of direct authority, it cannot be concluded with certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Company intends to take the position

that the Subordinated Notes are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Subordinated Notes would be recharacterized as non-deductible distributions with respect to the Company's equity, and the Company's net taxable income which is effectively connected income and thus its U.S. federal income tax liability would be materially increased. As a result, the Company's after-tax cash flow would be reduced and the Company's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares could be materially and adversely impacted.

ADDITIONAL INFORMATION

Additional information is available on the Company's website at www.atlanticpowercorporation.com, or at www.sedar.com.

Form 52-109FT1

Certification of Annual Filings during Transition Period

I, Mark Byskov, the Chief Financial Officer and Corporate Secretary of Atlantic Power Management, LLC, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 31, 2005

(signed) *"Mark Byskov"*

Chief Financial Officer and Corporate Secretary
of Atlantic Power Management, LLC

Form 52-109FT1

Certification of Annual Filings during Transition Period

I, Barry Welch, the President and Chief Executive Officer of Atlantic Power Management, LLC, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 31, 2005

(signed) *"Barry Welch"*

President and Chief Executive Officer of
Atlantic Power Management, LLC

GOODMANS\\5147826.2

Consolidated Financial Statements
(In U.S. dollars)

ATLANTIC POWER CORPORATION

Period from November 18, 2004 to December 31, 2004

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Atlantic Power Corporation as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the period from November 18, 2004 to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

March 29, 2005

ATLANTIC POWER CORPORATION

Consolidated Balance Sheet
(In thousands of U.S. dollars)

December 31, 2004

Assets

Current assets:	
Cash and cash equivalents	$ 22,663
Reserve fund	12,509
Restricted cash	28,971
Current portion of indexed swap (note 13)	29,899
Accounts receivable	17,522
Prepayments, supplies and other	4,771
	116,335
Property, plant and equipment (note 4)	293,988
Equity investments (note 5)	139,696
Power purchase contracts (note 6)	105,914
Long-term portion of indexed swap (note 13)	69,692
Deferred financing costs	11,399
Other	3,179
	$ 740,203

Liabilities and Shareholders' Equity

Current liabilities:	
Accounts payable and accrued liabilities	$ 17,780
Current portion of long-term debt (note 8)	13,764
Current portion of indexed swap hedge (note 13)	7,320
Current portion of gas transportation contract commitment	3,719
Interest payable on Subordinated Notes	2,719
Distribution payable, non-controlling interest	2,622
Dividends payable	1,338
Other	995
	50,257
Long-term debt (note 8)	292,229
Other liabilities, non-controlling interests (note 9)	236,928
Gas transportation contract commitment	33,748
Indexed swap hedge (note 13)	22,973
Other liabilities and deferred revenue	3,919
Shareholders' equity:	
Common stock (note 10)	121,381
Deficit	(21,232)
	100,149
Commitments and contingencies (note 12)	
Subsequent event (note 18)	
	$ 740,203

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Ken Hartwick" Director "Irving Gerstein" Director

ATLANTIC POWER CORPORATION

Consolidated Statement of Operations and Deficit
(In thousands of U.S. dollars, except per share amount)

Period from November 18, 2004 to December 31, 2004

Project revenue:	
Energy sales	$ 16,628
Indexed swap (note 13)	1,274
Other	588
	18,490
Project expenses:	
Fuel	6,865
Operations and maintenance	3,389
Project operator fees and expenses (note 14)	743
Amortization	3,579
	14,576
Project other income (expense):	
Equity earnings, net (note 5)	593
Interest expense, net	(868)
	(275)
Income before the undernoted	3,639
Administrative and other expenses:	
Management fees and administration (note 14)	1,270
Amortization of deferred financing costs	116
Interest, net	2,769
Distribution, non-controlling interest	2,622
Change in fair value of non-controlling interest (note 9)	16,490
Foreign exchange loss	266
	23,533
Loss for the period	(19,894)
Dividends	(1,338)
Deficit, end of period	$ (21,232)
Basic loss per share (note 16)	$ 0.57

See accompanying notes to consolidated financial statements.

ATLANTIC POWER CORPORATION

Consolidated Statement of Cash Flows
(In thousands of U.S. dollars)

Period from November 18, 2004 to December 31, 2004

Cash flows from (used in) operating activities:	
Loss for the period	$ (19,894)
Items not involving cash:	
Amortization	3,695
Equity earnings	(593)
Change in fair value of non-controlling interest	16,490
Amortization of gas transportation contract commitment	(540)
Amortization of deferred revenue	(417)
Foreign exchange loss	266
Market value adjustments on indexed swap and hedge	(1,274)
Change in non-cash operating working capital	7,612
Indexed swap and hedge settlements	3,878
Distributions from equity investments	3,674
	12,897
Cash flows from (used in) financing activities:	
Proceeds from issuance of common stock	128,974
Proceeds from issuance of Subordinated Notes	205,934
Equity issuance costs	(7,593)
Deferred financing costs	(11,515)
Repayment of long-term debt	(3,410)
Repayment of assumed debt on acquisition	(167,831)
Repayment of obligations to non-controlling interest	(39,742)
	104,817
Cash flows from (used in) investing activities:	
Acquisitions, net of cash acquired (note 2)	(83,275)
Purchase of property, plant and equipment	(86)
Proceeds on disposal of property, plant and equipment	77
Other	742
	(82,542)
Increase in cash and cash equivalents and reserve fund end of period	$ 35,172
Represented by:	
Cash and cash equivalents	$ 22,663
Reserve fund	12,509
	$ 35,172
Supplemental cash flow information:	
Interest paid	$ 1,003
Equity issued to non-controlling interest (note 2)	259,082

See accompanying notes to consolidated financial statements.

Atlantic Power Corporation (the "Company") is a corporation established under the laws of the Province of Ontario on June 18, 2004. The Company issued income-participating securities ("IPSs") for cash pursuant to an initial public offering on November 18, 2004. Prior to November 18, 2004, the Company was inactive.

The Company has acquired indirect interests in 15 power generation projects located primarily in the United States of America (collectively, the "Projects"). Two of the Projects are wholly owned subsidiaries of the Company, being Onondaga Cogeneration Limited Partnership ("Onondaga") and Lake Cogen Ltd. ("Lake").

The Projects are primarily "qualifying facilities" ("QFs") and "exempt wholesale generators" ("EWGs"), which have long-term contracts to sell power. QFs are small power producers or cogenerators (power producers that produce steam as a by-product of the electricity-generating process for use in a second industrial process) that meet certain operating, efficiency and fuel-use standards set forth by the United States' Federal Energy Regulatory Commission ("FERC"). Electric utilities are required to purchase generating capacity and electric energy from QFs at a price approved by state regulatory bodies. EWGs are independent power projects that are exempt from the United States' Public Utility Holding Company Act, but must obtain FERC approval for wholesale rates. The Company's EWGs have been granted market-based rate authority.

1. Significant accounting policies:

(a) Basis of consolidation:

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the consolidated accounts of all of its subsidiaries. The Company uses equity accounting for investments in which it has significant influence but does not control. The Company proportionately consolidates investments in which it has joint control. The Company eliminates intercompany accounts and transactions.

1. Significant accounting policies (continued):

(b) Cash and cash equivalents, reserve fund and restricted cash:

Cash and cash equivalents include cash deposited at banks and highly liquid investments with original maturities of three months or less.

The reserve fund represents cash that management has set aside to support future distributions and to use in part to make acquisitions.

Restricted cash represents cash balances maintained in accounts administered by a separate agent as required under certain Projects' debt agreements.

(c) Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful life of the related asset. The amortization period for facilities ranges from one to 33 years. The weighted average period of amortization is 23 years.

Upon retirement or disposal of assets, the cost and related accumulated amortization are removed from the consolidated balance sheet and any gain or loss is reflected in the consolidated statement of operations and deficit.

(d) Power purchase contracts:

Power purchase contracts are valued at the time of acquisition based on the rates received under the power purchase contracts over the projected market rates. The balances are net of accumulated amortization. Amortization is provided on a straight-line basis over the remaining term of the contract. The amortization period ranges from one to 19 years. The weighted average period of amortization is 12 years.

1. Significant accounting policies (continued):

(e) Revenue recognition:

Generally, the Company recognizes revenue when electricity and steam are delivered under the terms of the related contracts. One power purchase contract has pricing which fluctuates over the term of the contract. The Company has recognized revenue based on the estimated average rate for the duration of the contract with the difference between cash received and revenue recognized reflected as deferred revenue.

One of the Projects, Onondaga, is a merchant plant which only generates power when market prices justify it. During the reporting period, the Project did not generate any electricity and does not currently generate electricity. Onondaga recognizes revenue as the swap agreements it has entered settle monthly, net of any change in fair value on these swap agreements (note 13).

(f) Income taxes:

Income taxes are accounted for using the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.

A valuation allowance is recorded against future tax assets to the extent that it is more likely than not that the future tax asset will not be realized.

1. **Significant accounting policies (continued):**

(g) Gas transportation contracts:

Onondaga has certain long-term commitments for the provision of natural gas transportation service to the Onondaga project through the year 2013. The contracts all provide for fixed monthly demand charges, in addition to variable commodity charges based on the quantity of gas transported. Obligations related to the long-term gas transportation agreements were recognized as liabilities in purchase accounting upon the acquisition of Onondaga by the Company. These obligations are being relieved over the remaining lives of the contracts.

All of the Company's other gas transportation costs are expensed as incurred.

(h) Accounting for derivatives:

The Company uses financial derivative agreements in the form of interest rate swaps and foreign exchange forward contracts to manage its current and anticipated exposure to fluctuations in interest rates and foreign currency exchange rates. The Company has also entered into natural gas supply contracts and natural gas swaps to minimize price volatility on natural gas which is a major production cost. The Company does not enter into financial derivative agreements for trading or speculative purposes; however, not all derivatives qualify for hedge accounting.

The Company follows Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), issued by The Canadian Institute of Chartered Accountants ("CICA"), which addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting and provides guidance with respect to the discontinuance of hedge accounting. Derivative financial instruments not designated within an AcG-13 compliant hedging relationship are measured at fair value with changes in fair value recorded in the consolidated statement of operations and deficit. Derivative financial instruments not designated as hedges are the foreign currency forward contracts and the index swap agreement (note 1(e)).

Effectiveness tests are performed to evaluate hedge effectiveness at inception and on an ongoing basis, both retroactively and prospectively. Unrealized gains or losses on the interest rate swaps designated within a compliant AcG-13 relationship are not recognized.

Gains and losses on the natural gas forward contracts and swaps which are designated as a hedge of fuel costs are recognized in income as actual fuel costs are recognized.

1. **Significant accounting policies (continued):**

Natural gas supply contracts in the normal course of business in which the Company takes possession of the natural gas are treated as executory contracts.

(i) Asset retirement obligations:

The fair value of estimated asset retirement obligations is recognized in the consolidated balance sheet when identified and a reasonable estimate of fair value can be made. The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. The asset retirement costs are amortized over the asset's estimated useful life and included in amortization expense on the consolidated statement of operations and deficit. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statement of operations and deficit. Actual expenditures incurred are charged against the accumulated obligation.

(j) Long-lived assets:

Long-lived assets, such as property, plant and equipment and power purchase contracts subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be presented separately in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer amortized. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

(k) Deferred financing costs:

Deferred financing costs consist of loan fees and other costs of financing that are amortized over the term of the related financing using the straight-line method. The amortization period is the term of the debt.

1. Significant accounting policies (continued):

(l) Foreign currency translation:

The Company's functional currency and reporting currency is the United States dollar. The functional currency of the Company's subsidiaries and other investments is the United States dollar. Monetary assets and liabilities denominated in Canadian dollars are translated into United States dollars using the rate of exchange in effect at the end of the period. All transactions denominated in Canadian dollars are translated into United States dollars at the exchange rates in effect at the transaction date. Foreign currency translation gains and losses are reflected in the consolidated statement of operations and deficit.

(m) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. During the period presented, management has made a number of estimates and valuation assumptions, including the fair values of acquired assets, the useful lives and recoverability of property, plant and equipment and power purchase contracts, the recoverability of equity investments, the recoverability of future tax assets, and the fair value of financial instruments and derivatives. These estimates and valuation assumptions are based on present conditions and management's planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

(In thousands of U.S. dollars)

2. Acquisitions:

The Company formed Atlantic Power Holdings, LLC ("Atlantic Holdings"), a Delaware limited liability company, for the purpose of acquiring indirect interests in 15 Projects from Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC (the "Existing Investors") and acquired the interests of the Existing Investors in the Projects that were held by their wholly owned subsidiaries.

On November 18, 2004, Atlantic Holdings acquired for total consideration of $522,638 (including $1,014 in acquisition costs) an indirect interest in 15 Projects located primarily in the United States of America. The purchase price has been allocated as follows:

Working capital	$ 47,213
Equity investments	142,777
Property, plant and equipment	296,132
Power purchase contracts	107,340
Indexed swap and hedge, net	71,902
Other	(2,242)
Long-term debt	(102,476)
Gas transportation contract commitment	(38,008)
Total purchase price	522,638
Less repayment of assumed debt	167,831
	354,807
Less cash acquired	12,000
	$ 342,807
Consideration represented by:	
Cash paid, net of cash acquired	$ 83,725
Non-controlling interest (note 9)	259,082
	$ 342,807

The Company is in the process of finalizing its purchase price allocation. In particular, it is finalizing the fair values of property, plant and equipment, power purchase contracts, evaluating certain assumed obligations and determining the tax basis of the assets acquired.

(In thousands of U.S. dollars)

2. Acquisitions (continued):

Immediately following the acquisition, the Company had a 50.6% interest and the Existing Investors had a 49.4% interest in Atlantic Holdings.

Subsequent to the acquisition on December 6, 2004, the Company issued an additional 4,800,000 of IPSs, the proceeds of which were invested in Atlantic Holdings and used to redeem a portion of the Existing Investors' interest in Atlantic Holdings, resulting in a change in the Company's and the Existing Investors' interest in Atlantic Holdings to 58.1% and 41.9%, respectively, as of December 31, 2004 and a reduction in the non-controlling interest of $39,742 to $219,340 (note 9).

3. Joint venture investments:

The following are the summarized financial results of the seven entities accounted for under the proportionate consolidation method by the Company. The Company has an effective 50% interest in six of the entities and a 49.8% interest in one of the entities.

The entities in which the Company has joint venture investments are Badger Creek Limited, Stockton Cogen Company, Orlando Cogen Limited LP, Mid-Georgia Cogen LP, Pasco Cogen Ltd., Koma Kulshan Associates and Topsham Hydro Assets.

(In thousands of U.S. dollars)

3. Joint venture investments (continued):

The following summarizes the balance sheet as at December 31, 2004 and, operating results and distributions for the period since acquisition for the Company's proportionate share for the seven entities:

	Company's share
Assets	
Current assets	$ 43,658
Non-current assets	231,390
	$ 275,048
Liabilities	
Current liabilities	$ 23,857
Non-current liabilities	87,238
	$ 111,095
Operating results:	
Revenue	$ 11,953
Net income	1,262
Distributions	$ 6,700

The joint ventures have entered into various derivative financial instruments to mitigate exposure to changes in interest rates and natural gas prices. The Company's proportionate share of the fair value and carrying value of these derivative financial instruments is as follows:

	Fair value	Carrying value
Interest rate swaps assets	$ 1,666	$ –
Interest rate swaps liabilities	(3,195)	–
Natural gas swap assets	2,626	–
	$ 1,097	$ –

3. Joint venture investments (continued):

The Company indirectly through its ownership interests is only responsible for its proportionate share of the obligations of the joint ventures. Certain of the joint ventures have issued letters of credit of $42,300 in favour of investor-owned utilities. The Company's proportionate share of the letters of credit is $21,150.

Certain of the joint ventures in the normal course of operations have entered into long-term supply contracts for natural gas or derivative agreements to mitigate the risk of natural gas price movements.

4. Property, plant and equipment:

	Cost	Accumulated amortization	Net book value
Property, plant and equipment	$ 296,141	$ 2,153	$ 293,988

5. Equity investments:

The Company has an investment in six entities accounted for under the equity method. The six entities are Rumford Cogeneration Company LP, Selkirk Cogen Partners LP, Delta-Person Limited Partnership, Gregory Power Partners LP, Jamaica Private Power Limited Company and MASSPOWER. The Company owns its interests in Gregory Power Partners LP and a portion of its interest in Rumford Cogeneration Company LP through Javelin Energy LLC. An analysis of the investments is presented below:

Equity investments, at the date of acquisition (note 2)	$ 142,777
Equity income, net	593
Distributions received	(3,674)
Equity investments, end of period	$ 139,696

The fair value increment on acquisition of the investments has been allocated to property, plant and equipment and power purchase contracts.

(In thousands of U.S. dollars)

6. Power purchase contracts:

	Cost	Accumulated amortization	Net book value
	(note 2)		
Power purchase contracts	$ 107,340	$ 1,426	$ 105,914

7. Credit facility:

The Company has a $50,000 revolving term credit facility, which bears interest at a rate equal to LIBOR or U.S. Base Rate, plus an applicable margin to those rates. At December 31, 2004, $14,750 was allocated, but not drawn to support letters of credit. The Company has to meet certain financial covenants. The facility is secured by pledges of assets and interests in subsidiaries and Projects.

8. Long-term debt:

Subordinated Notes (Cdn. $248,727)	$ 206,927
Project debt of joint ventures, interest ranging from 2% to 9.125%, expiring between 2006 and 2018	99,066
	305,993
Less current portion of project debt of joint ventures	13,764
	$ 292,229

The Company has issued $176,560 of 11% Subordinated Notes in conjunction with its initial public offering of IPSs (note 10) and $30,367 of 11% Subordinated Notes separately. The Subordinated Notes will mature 12 years after the date of issuance subject to redemption under specified conditions at the option of the Company, commencing on or after November 18, 2009. Interest is payable monthly in arrears commencing on January 31, 2005 and the principal repayment will occur at maturity. The Subordinated Notes are secured by a pledge of the Company's interest in Atlantic Holdings and certain of Atlantic Holdings subsidiaries and contain certain restrictive covenants.

(In thousands of U.S. dollars)

8. Long-term debt (continued):

Principal payments due under the Projects in the next five years and thereafter are as follows:

2005	$ 13,764
2006	14,674
2007	14,319
2008	13,461
2009	4,329
Thereafter	38,519
	99,066
Subordinated Notes due 2016	206,927
	$ 305,993

The Project debt of joint ventures is secured by the respective facility with no other recourse to the Company. The loans have certain financial covenants which must be met.

9. Other liabilities, non-controlling interest:

As of December 31, 2004, the Existing Investors have a 41.9% interest in Atlantic Holdings and also have the right to request, at any time, that Atlantic Holdings purchase for cancellation all or any portion of the Existing Investors' interests in Atlantic Holdings, subject to a minimum remaining 10% interest for a two-year period from November 18, 2004. The repurchase of the Existing Investors' interests is conditional upon Atlantic Holdings being able, after utilizing its best efforts, to complete or cause the completion of an equity financing on terms acceptable to the managers of Atlantic Holdings who are independent of the Existing Investors' and their affiliates, acting reasonably, to secure the necessary funds to enable it to purchase the Existing Investors' interests. Atlantic Holdings may only finance repurchases of Existing Investors' interests pursuant to the exercise of the rights by issuing additional equity securities. This may occur through the sale of equity interests to the Company, the purchase of which by the Company may be financed by a sale of IPSs or other equity securities of the Company. The Company is required to use its best efforts to effect an offering of IPSs or other equity securities on terms acceptable to the directors of the Company in order to provide equity funding to Atlantic Holdings for the repurchase of the Existing Investors' interests. Since there is a written put option, these interests are treated as a liability of the Company and are recorded at fair value on the consolidated balance sheet. To purchase the remaining 41.9% interest, 22,283,721 IPSs, would be required to be issued.

(In thousands of U.S. dollars)

9. Other liabilities, non-controlling interest (continued):

Any change in fair value of the non-controlling interest is recognized in the consolidated statement of operations and deficit as change in non-controlling interest. For the period ended December 31, 2004, a cost of $16,490 is reflected in the consolidated statement of operations and deficit.

10. Share capital:

The Company issued 32,000,000 IPSs for cash pursuant to its initial public offering on November 18, 2004 and a further 4,800,000 IPS, on December 6, 2004. Each IPS was issued for Cdn. $10.

Each IPS consists of one common share of the Company and Cdn. $5.767 of aggregate principal amount of 11% Subordinated Notes of the Company (note 8).

Proceeds of $121,381 (net of offering costs of $7,593) were allocated to common stock.

11. Income taxes:

The provision for income taxes in the consolidated statement of operations and deficit represents an effective tax rate of 36.94%. The Canadian enacted statutory rate is 36.12%. The differences are as follows:

Computed income tax expense at Canadian statutory rate	$ (7,186)
Increase (decrease) resulting from:	
Operating in countries with different income tax rates	(164)
	(7,350)
Valuation allowance	357
	(6,993)
Permanent differences:	
Increase in obligation, non-controlling interest	6,092
Distribution, non-controlling interest	969
Other	(68)
	6,993
Income tax expense	$ –

(In thousands of U.S. dollars)

11. Income taxes (continued):

The tax effect of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2004 are presented below:

Future tax assets:	
Power purchase contracts	$ 8,629
Loss carryforwards expiring in 2024	690
Other	2,168
Total future tax assets	11,487
Valuation allowance	(357)
	11,130
Future tax liabilities:	
Property plant and equipment	10,336
IPS issuance costs	176
Other	618
Total future tax liabilities	11,130
Net future tax asset (liability)	$ –

12. Commitments and contingencies:

(a) Letters of credit:

Onondaga has issued a letter of credit of $550 in favour of an investor-owned utility.

(b) Fuel supply and transportation agreements:

Typically the Projects have long-term contracts for supply and transportation of fuel. The contracts may have minimum volumetric commitments of delivery. Generally price indexes used in these contracts are designed to match as closely as possible the respective energy price indexes in the Projects' power purchase contracts.

Certain of the Projects in the normal course of operations have entered into long-term supply contracts for natural gas or derivative agreements to mitigate the risk of natural gas price movements.

(In thousands of U.S. dollars)

12. Commitments and contingencies (continued):

(c) Legal matters:

The Company and the Projects are involved from time to time in various litigation matters, the ultimate settlement of which is currently not believed to have a material adverse impact on the Company.

(d) The Company entered into forward contracts to purchase Canadian dollars sufficient to make 60 monthly distributions at the current distribution level to all holders including Existing Investors, as well as interest payments on the separate Subordinated Notes at a rate of Cdn. $1.2073/U.S. $1.00.

13. Indexed Swap:

A swap agreement (the "Indexed Swap") between the power utility and Onondaga has replaced the Projects' original power purchase contract. The Indexed Swap expires on June 30, 2008. The Indexed Swap is a financial instrument under which the utility company makes monthly payments to Onondaga based upon the differential between an indexed "contract price" and a market reference price for electricity. The indexed contract price fluctuates in relation to the market cost of a natural gas and a prescribed index of inflation. The notional quantity of electricity for the purpose of these calculations is fixed for the full 10-year term of the Indexed Swap.

In May 2004, Onondaga contributed the Indexed Swap to a newly formed wholly owned special purpose subsidiary, Onondaga Power Swap Holdings. LLC ("OPSH"). Onondaga has guaranteed OPSH's obligations to the utility company under the Indexed Swap. Also in May 2004, OPSH entered into commodity hedges (the "Indexed Swap Hedge"), in order to lock in favourable gas, power and capacity pricing under the Indexed Swap. The hedges extend through June 30, 2008 and remove almost all commodity exposure from the Indexed Swap through its term.

(In thousands of U.S. dollars)

13. Indexed Swap (continued):

Changes related to the Indexed Swap are summarized below:

Fair value at acquisition date	$ 101,468
Increase in fair value during the period	1,880
Settlements received	(3,757)
Fair value, as of December 31, 2004	$ 99,591

Changes related to the Indexed Swap Hedge:

Fair value at acquisition date	$ (29,566)
Increase in fair value during the period	(606)
Settlements received	(121)
Fair value, as of December 31, 2004	$ (30,293)

14. Related party transactions:

The Company has contracted with Atlantic Power Management, LLC (the "Manager"), a company owned by certain entities that form part of the non-controlling interest, for management services, including advice and consultation concerning business planning, support, guidance and policy-making and general management services. The manager will receive an annual management fee of $300 adjusted for inflation and future growth, cost reimbursements and an incentive fee equal to approximately 25% of cash distributions in excess of targeted cash distributions. In 2004, the manager was paid $620.

The Company has engaged Caithness Energy, a company affiliated with the non-controlling interest to provide operations and maintenance at four of the Projects and accounting, taxes and other administrative functions for 12 of the Projects. In 2004, Caithness Energy was paid $687.

Certain of the Projects are managed by affiliates of other investors.

15. Fair values of financial instruments:

The fair values of cash and cash equivalents, reserve fund, restricted cash, accounts receivable, dividends payable, and accounts payable and accrued liabilities approximate carrying values due to the short-term nature of these balances.

The Indexed Swap, other liabilities, non-controlling interest and foreign exchange forward contract are carried at fair value.

The Indexed Swap is recorded at estimated fair value based on estimated future cash flows taking into account certain assumptions, including forecasts of future energy prices, inflation rates, discount rates and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair value of this agreement.

The fair value of other liabilities, non-controlling interest is based on the quoted market value of the IPSs.

The fair value of forward exchange contracts is based primarily on the difference between the current exchange rate and the forward exchange rate under the contract.

Management believes that the fair value of long-term debt approximates its carrying value because the principal amount of the debt was recently issued.

The fair values of interest rate swap and gas swaps entered into by joint ventures are disclosed in note 3.

16. Basic loss per share:

Basic loss per share has been calculated using the weighted average number of units outstanding during the period of 34,727,273.

(In thousands of U.S. dollars)

17. Segmented information:

The Company operates 14 Projects in the United States. It has one Project in Jamaica which is accounted for using the equity method.

The Company has one line of business being the sale of energy.

Revenue is earned primarily from contracts with large investor owned utilities. Two investment grade utilities contributed more than 10% of revenue (58% and 20% of revenue).

18. Subsequent event:

On March 1, 2005, the Company received a distribution of $35,857 from the MASSPOWER Project. The distribution comprised: (a) a portion of the proceeds paid to the Project by two of its three utility power purchasers to terminate power purchase agreements that together account for approximately 66.5% of the project's output, (b) operating income, and (c) the release of restricted cash. The MASSPOWER project has repaid its outstanding debt and will continue to make available approximately 7.9% of its output under its remaining power purchase agreement through 2013, if and when it is dispatched and will have the option to sell the remainder of its output into the wholesale spot market. The Company has placed the distribution into its Reserve Fund, which is available to fund acquisitions and other growth opportunities to enhance the long-term stability of distributions.

AtlanticPower Corporation

ATLANTIC POWER CORPORATION

INITIAL ANNUAL INFORMATION FORM

MARCH 31, 2005

TABLE OF CONTENTS

GLOSSARY OF TERMS

In this annual information form, the following terms will have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and vice versa and words importing any gender include all genders:

"**affiliate**" has the meaning ascribed thereto in the Securities Act (Ontario).

"**Acquisition Agreements**" means, collectively, the agreements dated as of November 10, 2004 among the Issuer, Atlantic Holdings and each of the Existing Investors respecting, among other things, the acquisition by Atlantic Holdings of the Project Holding Entities from the Existing Investors.

"**ArcLight**" means ArcLight Capital Partners, LLC.

"**Atlantic Holdings**" means Atlantic Power Holdings, LLC.

"**avoided cost**" means the incremental expense that a utility would incur to either generate or purchase from an outside source electricity, capacity or both.

"**Btu**" means British thermal unit.

"**business day**" means a day other than a Saturday, Sunday or other day on which banking institutions in the Province of Ontario are authorized or required by law to close.

"**CDS**" means The Canadian Depository for Securities Limited.

"**Code**" means the United States Internal Revenue Code of 1986, as amended.

"**cogeneration**" means the simultaneous production of electricity and thermal energy in the form of heat or steam from a single fuel source.

"**Common Shares**" means the common shares in the capital of the Issuer.

"**Credit Facility**" means the credit facility provided by a syndicate of financial institutions to Atlantic Holdings on closing of the initial public offering of the Issuer in an aggregate amount of $50 million.

"**DBRS**" means Dominion Bond Rating Service Limited.

"**Equivalent Amount**" on any given date in one currency (the "first currency") of any amount denominated in another currency (the "second currency") means the amount of the first currency which could be purchased with such amount of the second currency at the rate of exchange approximately equal to the noon rate of exchange quoted by the Bank of Canada on such day for the purchase of the first currency with the second currency.

"**ERISA**" means the United States Employee Retirement Income Security Act of 1974, as amended.

"**ERISA Plan**" shall mean any employee benefit plan that is subject to the fiduciary and prohibited transaction provisions of ERISA and/or any plan that is subject to Section 4975 of the Code, any trust holding assets of such a plan, and any entity that is deemed to hold the assets of such a plan pursuant to 29 C.F.R. Section 2510.3-101, issued by the United States Department of Labor.

"**EWG**" means an exempt wholesale generator as defined under PUHCA.

"**Existing Investor Interests**" means the common membership interests and Class B preferred membership interests in Atlantic Holdings held by the Existing Investors.

“**Existing Investors**” means Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC.

“**FERC**” means the United States Federal Energy Regulatory Commission, an independent regulatory agency within the United States Department of Energy that, among other things, oversees regulatory matters relating to electricity projects.

“**FPA**” means the United States Federal Power Act, as amended.

“**Fund I**” means ArcLight Energy Partners Fund I, L.P.

“**Fund II**” means ArcLight Energy Partners Fund II, L.P.

“**gigawatt**” or “**GW**” means 1,000 megawatts of energy.

“**GWh**” means an amount of energy equivalent to one gigawatt of energy delivered continuously for one hour.

“**Holder**” means a holder of IPSs, Subordinated Notes or Common Shares.

“**Indenture**” means the Subordinated Note Indenture dated as of November 18, 2004 between the Issuer, certain guarantors and Computershare Trust Company of Canada.

“**IPSs**” means the income participating securities of the Issuer.

“**IRS**” means the United States Internal Revenue Service.

“**Issuer**” means Atlantic Power Corporation.

“**kWh**” means an amount of energy equivalent to one kilowatt of energy delivered continuously for one hour.

“**kilowatt**” or “**kW**” means 1,000 watts of energy.

“**Manager**” means Atlantic Power Management, LLC.

“**Management Agreement**” means the management agreement dated as of November 10, 2004 between the Manager, the Issuer and Atlantic Holdings, as it may be amended, supplemented and restated from time to time.

“**MWh**” means an amount of energy equivalent to one megawatt of energy delivered continuously for one hour.

“**megawatt**” or “**MW**” means 1,000 kilowatts of energy.

“**MMBtu**” means one million Btu.

“**NERC**” means the North American Electric Reliability Council.

“**Non-U.S. Holder**” means a Holder that is not: (i) a citizen or individual resident in the U.S. for U.S. federal tax purposes; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or a political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if (A) a court within the U.S. is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996

and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

"**Operating Agreement**" means the operating agreement in respect of Atlantic Holdings entered into among the Issuer, Atlantic Holdings and the Existing Investors on closing of the initial public offering of the Issuer.

"**PPA**" means power purchase agreement.

"**Projects**" means the 15 power generation projects described under "Description of the Business – Summary Table of the Projects" and "Project Descriptions".

"**Project Holding Entities**" means Teton Funding, Epsilon Power Funding, LLC and Umatilla Power Funding, LLC.

"**Project Operating Entities**" means the limited partnerships, corporations or other entities that directly own the Projects.

"**PUHCA**" means Public Utility Holding Company Act of 1935, as amended.

"**PURPA**" means the Public Utility Regulatory Policies Act of 1978, as amended.

"**QF**" means a qualifying facility under the FPA, as amended by PURPA.

"**Reserve Account**" means the reserve account established by Atlantic Holdings to stabilize future cash distributions and fund acquisitions and other growth opportunities.

"**ROFO Projects**" means the 11 power generation projects described under "Description of the Business – Issuer's Objectives and Business Strategy – Opportunity to Purchase ArcLight Projects".

"**S&P**" means Standard and Poor's, a division of The McGraw-Hill Companies, Inc.

"**Separate Subordinated Notes**" means the Cdn$36,501,000 principal amount of Subordinated Notes issued and sold separately at the time of closing of the initial public offering of the Issuer.

"**Subordinated Notes**" means the 11.0% subordinated notes of the Issuer issued in accordance with the Indenture.

"**Targeted Cash Distribution**" means Cdn$1.00 per IPS and, following the maturity, redemption or repurchase of all the Subordinated Notes or the separation of all of the IPSs, means Cdn$0.3657 per Common Share.

"**Tax Act**" means the Income Tax Act (Canada) and the regulations thereunder, in each case in effect on the date hereof.

"**Teton Funding**" means Teton Power Funding, LLC.

"**Treasury Regulations**" means the U.S. Treasury regulations (including final, temporary and proposed regulations) promulgated under the Code.

"**Trustee**" means Computershare Trust Company of Canada.

"**Underwriters**" means BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., Canaccord Capital Corporation,

Desjardins Securities Inc., Dundee Securities Corporation, First Associates Investments Inc., HSBC Securities (Canada) Inc., Lehman Brothers Inc. and Raymond James Ltd.

"**Underwriting Agreement**" means the underwriting agreement among the Issuer, Atlantic Holdings, the Existing Investors and the Underwriters dated November 10, 2004.

"**U.S. Holder**" means any Holder that is not a Non-U.S. Holder.

GENERAL

The information in this annual information form is stated as at December 31, 2004, unless otherwise indicated.

Certain capitalized terms used in this annual information form have the meaning set out in the "Glossary of Terms". In this annual information form, references to "Cdn$" and "Canadian dollars" are to the lawful currency of Canada and references to "$", "US$" and "U.S. dollars" are to the lawful currency of the United States. All dollar amounts herein are in U.S. dollars, unless otherwise indicated.

Certain statements in this annual information form may constitute "forward-looking statements", which reflect the expectations of Atlantic Power Management, LLC (the "Manager") regarding future growth, results of operations, performance and business prospects and opportunities of Atlantic Power Corporation (the "Issuer"), Atlantic Power Holdings, LLC ("Atlantic Holdings") and the Projects (as defined below). Such forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date of this annual information form. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under "Risk Factors". Although the forward-looking statements contained in this annual information form are based upon what are believed to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this annual information form and, except as expressly required by applicable law, the Issuer assumes no obligation to update or revise them to reflect new events or circumstances.

ATLANTIC POWER CORPORATION

The Issuer

The Issuer is a corporation established under the laws of the Province of Ontario on June 18, 2004. The registered and head office of the Issuer is located at Suite 2400, 250 Yonge Street, Toronto, Ontario, Canada M5B 2M6. The Issuer holds 58.1% of the common membership interests and all of the outstanding Class A preferred membership interests in Atlantic Holdings and Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC (the "Existing Investors") hold 41.9% of the common membership interests and all of the Class B preferred membership interests in Atlantic Holdings.

Atlantic Holdings

Atlantic Holdings is a Delaware limited liability company with its registered and head office located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808 c/o Corporation Service Company. The Issuer formed Atlantic Holdings for the purpose of acquiring indirect interests in 15 power generation projects located primarily in the U.S. (collectively, the "Projects", and individually, a "Project") from the Existing Investors.

The Manager

The Manager is a Delaware limited liability company formed by ArcLight Capital Partners, LLC ("ArcLight") and the Existing Investors to provide management and administrative services to the Issuer and its subsidiaries pursuant to the terms of the Management Agreement. The Manager manages the business with the objective of providing holders of IPSs with stable and sustainable cash distributions in the form of interest payments on the Subordinated Notes and dividends on the Common Shares. The

Manager is also focused on identifying additional acquisitions and investments for the Issuer, including acquisitions of, or investments in, power generation assets in Canada and the U.S. In addition to the substantial energy investing experience and industry relationships of its own employees, the Manager expects to benefit from ArcLight's experience, relationships and specialized knowledge to identify emerging trends and present the Issuer with accretive acquisition and investment opportunities within the power and energy sector.

ArcLight

ArcLight is one of the leading private investment firms focused exclusively on the electric power and energy sectors. Headquartered in Boston, Massachusetts with offices in New York City, the principals of ArcLight have spent the majority of their careers identifying, structuring, and managing investments and companies in the power and energy sectors. Collectively, the principals of ArcLight have invested over $6 billion in more than 100 transactions with an aggregate acquisition value in excess of $20 billion. With over 200 years of combined industry experience, the principals of ArcLight have extensive transactional expertise and industry relationships in the power and energy sectors.

In April 2001, ArcLight organized ArcLight Energy Partners Fund I, L.P. ("Fund I") to capitalize on attractive investment opportunities in the rapidly evolving power, utility and energy industry. Fund I closed with $950 million in total capital commitments. In the three years ended March 2004, Fund I invested over $850 million through more than 20 equity and equity-like investments in power generation and transmission, as well as in power-related fuel and services businesses.

Building on the success of Fund I, ArcLight initiated fundraising for ArcLight Energy Partners Fund II, L.P. ("Fund II") in October 2003 and by June 2004 had secured commitments from more than 75 investors. Almost all of ArcLight's Fund I investors, such as the Caisse de dépôt et placement du Québec and the University of Texas, participated in Fund II, as well as over 50 institutional investors that did not participate in Fund I, including Alberta Revenue, British Columbia Investment Management Corporation and the California Public Employees Retirement System (CalPERS). For Fund II, ArcLight is pursuing the same strategy it developed for Fund I, investing in assets in the power, utility and energy sectors. Fund II closed with $1.6 billion in total capital commitments and has completed 10 investments to date.

Prior to completion of the Issuer's initial public offering and the transactions contemplated by the Acquisition Agreements, Fund I, Fund II and Caithness Energy, LLC ("Caithness") were the indirect owners of Teton Power Funding, LLC ("Teton Funding") the owner of interests in 12 of the Projects. Fund I was the indirect owner of Epsilon Power Funding, LLC, the owner of interests in four of the Projects. Fund II was the indirect owner of Umatilla Power Funding, LLC, the owner of a lessor interest in one of the Projects. Fund I and Fund II are also indirect owners of the Manager.

The following chart illustrates in simplified form the structure of the Issuer and its indirect ownership interests in the Projects.


Public Investors
Investors Owning only Subordinated Notes
Existing Investors
Common Shares (100%)
Subordinated Notes (Cdn$212.2)
Subordinated Notes (Cdn$36.5)
Common Membership Interests (41.9%)
The Issuer
Class B Preferred Membership Interests (100%)
100%
Common Membership Interests (58.1%)
Class A Preferred Membership Interests (100%)
Atlantic Holdings
Manager
Management Agreement
100%
100%
100%
Teton Power Funding, LLC
Epsilon Power Funding, LLC
Umatilla Power Funding, LLC
100%(2)
Lake Lessor Interest
Badger Creek
50.0%
50.0%
Orlando
JPPC
24.1%
49.9%
Pasco
Koma Kulshan
49.8%
21.5%(1)
Rumford
Lake
100%(2)
18.5%(1)
Selkirk
Mid-Georgia
50.0%
50.0%
Stockton
Onondaga
100.0%
50.0%
Topsham
40.0%(1)
18.9%
17.5%
Delta-Person
Javelin
MASSPOWER
50.0%(1)(3)
9.0%(1)
Gregory
Rumford

(1) Represents Atlantic Holdings' estimate of its share of the cash flow from the Project.

(2) Teton Funding indirectly owns 100% of the partnership interests in Lake. Lake leases the Lake Project from a trust of which Umatilla Power Funding, LLC is the sole beneficiary. Atlantic Holdings is in the process of terminating this lease to simplify the Lake ownership structure.

(3) On January 12, 2005, Javelin increased its ownership in Gregory from 50% to 95% by purchasing a 45% interest from an affiliate of LG&E.

GENERAL DEVELOPMENT OF THE BUSINESS

Upon completion of its initial public offering of 32,000,000 IPSs and private placement of $30,221,000 (Cdn$36,501,000) aggregate principal amount of Subordinated Notes on November 18, 2004, the Issuer subscribed for 32,000,000 common membership interests and 38,329,287 Class A preferred membership interests in Atlantic Holdings for total consideration of approximately $276,695,000 (Cdn$334,192,000). Atlantic Holdings used approximately $94,711,000 (Cdn$114,393,000) of this amount, together with 31,291,865 common membership interests and 31,291,865 Class B preferred membership interests issued by it, to acquire Teton Funding, Epsilon Power Funding, LLC and Umatilla Power Funding, LLC (the "Project Holding Entities") from the Existing Investors. The Project Holding Entities in turn collectively hold interests in the Projects. Atlantic Holdings also used approximately $167,831,000 (Cdn$202,707,000) of the proceeds from the subscription for membership interests by the Issuer to repay outstanding indebtedness of Teton Funding.

Upon the exercise on December 6, 2004 of an over-allotment option granted to the Underwriters, the Issuer subscribed for 4,800,000 common membership interests and 4,800,000 Class A preferred membership interests in Atlantic Holdings for total consideration of $37,655,000 (Cdn$45,480,000). Atlantic Holdings used this amount to redeem 4,800,000 common membership interests and 4,800,000 Class B preferred membership interests held by the Existing Investors.

Upon completion of the transactions described above, the Issuer owned 58.1% of the common membership interests in Atlantic Holdings and the Existing Investors owned 41.9% of the common membership interests in Atlantic Holdings.

Reference is made to the Business Acquisition Report of the Issuer dated January 31, 2005, which is specifically incorporated herein by reference. The Business Acquisition Report can be found on SEDAR at www.sedar.com.

POWER INDUSTRY OVERVIEW

Independent Power Generation and North American Demand Outlook

Historically, the North American electricity industry was characterized by vertically integrated monopolies. During the late 1980s, several jurisdictions began a process of restructuring by moving away from vertically integrated monopolies towards more competitive market models. Rapid growth in electricity demand, environmental concerns, increasing electricity rates, technological advances and other concerns prompted government policies to encourage the supply of electricity from independent power producers.

In the independent power generation sector, electricity is generated from a number of sources, including water, natural gas, coal, waste products such as biomass (e.g., waste wood from forest products operations) and landfill gas, geothermal sources, such as heat or steam, the sun, and wind. According to a report published in December 2003 on the Long-Term Reliability Assessment of Bulk Electric Systems in North America by the North American Electric Reliability Council ("NERC"), the average annual peak demand growth rate for electricity for the past 10 years was 2.4% per annum in the U.S. (summer) and 1.4% per annum in Canada (winter). The NERC projects that average annual peak demand growth from 2004 to 2012 will be 1.9% in the U.S. and 1.1% in Canada.

The Non-Utility Power Generation Industry

The Projects are non-utility electric generating facilities that operate primarily in the U.S. electric power generation industry. The electric power industry is one of the largest industries in the U.S., with 2003 sales of nearly $260 billion based on information published by the Energy Information Administration of the U.S. Department of Energy ("EIA"). A growing portion of the power produced in

the U.S. is generated by non-utility generators. According to the EIA, there were approximately 7,772 non-utility generators representing 448 GW of capacity and 1,421 GWhs of total net electric generation in 2003 (equal to 46%, 48% and 37%, respectively, of electric generation industry totals). Non-utility generators sell the electricity that they generate to electric utilities and other load-serving entities (such as municipalities and electric cooperatives) through bilateral contracts or open power exchanges. The electric utilities and other load-serving entities, in turn, generally sell this electricity to industrial, commercial and residential customers. The power generated by the Projects is generally sold under long-term contracts.

The NERC estimates that in the U.S., peak (summer) net electric demand in 2003 totalled approximately 717,652 MW, while summer generating capacity in 2003 totalled approximately 858,296 MW, creating a peak summer reserve margin of 140,644 MW, or 16.4%. The U.S. market consists of regional electric markets, not all of which are effectively inter-connected. Consequently, reserve margins vary from region to region. Some regions have margins well in excess of the 15% to 20% target range, while other regions remain short of ideal reserve margins. The estimated 140,644 MW of reserve margin in 2003 compares to an estimated 110,580 MW in 2002. The increase is due in large part to the start-up of new gas-fired power plants.

According to a November 2003 report from S&P (the "S&P Report"), the U.S. power industry has experienced a continued decline in credit quality, an unprecedented number of bankruptcies and a blackout of historic proportion in August 2003. The years 2002 and 2003 were marked by a decrease in power prices in many power markets as the industry was confronted with an over-supply of power generating capacity caused by an increased level of highly leveraged investments in non-regulated power generating assets, coupled with a declining economy. Supply increased drastically (with new merchant plants financed on a short-term basis), while the economic slowdown reduced power demand. This resulted in an industry-wide decrease in credit ratings of generating companies and has constrained their access to capital markets.

According to the S&P Report, in 2003, the number of S&P credit rating downgrades in the power energy industry far outpaced the number of upgrades, with the downgrade to upgrade ratio exceeding 10:1. In 2004, this improved, but was still approximately 2:1 in favour of downgrades. The average credit rating for the electric utility sector is firmly in the "BBB" category, down from the "A" category three years ago. Prospects for credit quality remain challenging, as indicated by S&P's ratings outlooks, 40% of which are negative. The Manager believes that credit concerns have affected the sector's strategic business plans, forcing some companies to liquidate assets in order to improve their balance sheets. This situation has presented acquisition opportunities for less affected power companies. Restructuring has produced a resurgence of merger and acquisition transactions in the power generation sector.

The Manager believes that merger and acquisition activity in the power generation sector over the next several years will be characterized by continued divestiture activity and focused acquisitions aimed at restructuring portfolios.

Industry Regulation

United States

In the United States, the trend towards restructuring the electric power industry and the introduction of competition in electricity generation commenced with the passage and implementation of the *Public Utility Regulatory Policies Act of 1978*, as amended ("PURPA"). Among other things, PURPA, as implemented by the United States Federal Energy Regulatory Commission ("FERC"), generally requires vertically integrated electric utilities to purchase power from qualifying facilities ("QFs") at their avoided cost. FERC had defined avoided costs as incremental costs to a utility of energy or capacity which, but for the purchase from QFs, such utility would itself generate or purchase from another source.

A QF is a distinct type of energy producer that falls into one or both of two primary classes. The first class of QFs includes energy producers that generate power using specific energy sources such as wind, solar, geothermal, hydro, biomass or waste fuels. The second class of QFs includes cogeneration facilities. For so long as a facility satisfies FERC's technical criteria for QF status and is not more than 50% owned by a person primarily engaged in the generation or sale of electric power (other than electric power solely from cogeneration facilities or small power production facilities), such facility will be exempt from regulation under the *Public Utility Holding Company Act of 1935*, as amended ("PUHCA"). Similarly, an entity directly or indirectly owning a QF is not subject to PUHCA by virtue of such ownership. FERC's implementing regulations explain that a cogeneration or small power production facility shall be considered to be owned by a person primarily engaged in the generation or sale of electric power if more than 50% of the equity interest in the facility is held by an electric utility or utilities, or by an electric utility holding company, or companies, or any combination thereof or wholly or partially owned subsidiaries thereof.

With the exception of QFs, generation, transmission and distribution of electricity remained largely owned by vertically integrated electric utilities until the enactment of the *Energy Policy Act of 1992* (the "1992 Act") and subsequent orders in 1996, along with electric industry restructuring initiated at the state level. Among other things, the 1992 Act enhanced FERC's power to open access to power transmission systems, contributing to significant growth in the independent power generation industry.

Canada

Provincial governments have legislative authority over the generation, transmission and distribution of electricity in Canada. In the past, the majority of the electrical supply within the Canadian provinces was provided by large Crown corporations such as Ontario Hydro and Hydro-Québec. These large utilities have been primarily responsible for the generation, transmission and distribution of electricity. In the mid-1980s, however, the rapid growth of projected energy demand, projections of dramatic increases in energy rates and advances in new generation technology led some provincial governments to develop policies to encourage independent power generation. These policies were meant to encourage larger utilities to purchase power from independent power producers pursuant to long-term power purchase agreements which would supply power to the provincial power grid in parallel to the utilities' own generation. In the late 1980s and early 1990s, British Columbia, Alberta, Ontario, Québec, Nova Scotia and Newfoundland established programs to actively seek independently produced power. By the late 1990s, many provinces started the process of restructuring their energy markets. To date, British Columbia, Alberta and Ontario have made progress on restructuring and introducing competition into the energy market.

DESCRIPTION OF THE BUSINESS

Business Strengths

Diversified Portfolio of Power Generating Projects

The Projects represent approximately 773 MW of net generating capacity and are diversified by geographic location, electricity and steam off-takers and project operators. Fourteen of the Projects are located across nine states in the U.S., representing most major U.S. power markets, and one Project is located in Jamaica. The Projects are diversified across most of the NERC regions including the regions of the Northeast Power Coordinating Council, Florida Reliability Coordinating Council and Southeastern Electric Reliability Council which account for approximately 30%, 29% and 20% of the net electric generation capacity of the Projects, respectively. No other NERC region contains Projects representing more than 14% of the Projects' net electric generation capacity. As a result, the Issuer's exposure to conditions (such as market, regulatory or environmental conditions) specific to any particular region is limited.

The Projects have contracts with 24 different electricity and steam off-takers. Progress Energy, Inc. ("Progress Energy"), Georgia Power Company ("Georgia Power") and Niagara Mohawk Power Corporation ("NIMO") are the largest off-takers of the Projects, purchasing approximately 28%, 21% and 12% of the Projects' net electric generation capacity, respectively. No other electricity off-taker purchases more than 8% of the Projects' net electric generation capacity.

The Projects rely on a number of different operators for their operation. Affiliates of Caithness and General Electric Company ("GE") operate Projects representing approximately 53% and 14% of the total electric generation capacity of the Projects, respectively. No other operator is responsible for the operation of Projects representing more than 8% of the Projects' total electric generation capacity.

Predictable, Stable and Sustainable Cash Distributions

Approximately 91% of the Projects' net electric generation capacity is sold to electricity off-takers having investment grade credit ratings from S&P. In addition, the Projects generally have long-term fuel supply arrangements that match the term of their respective PPAs. Each of the Projects has been operating for a minimum of four years.

The Issuer's cash flow from the Projects will vary from year to year based on, among other things, changes in rates under the PPAs, fuel supply agreements, steam sales agreements and other Project contracts, compliance with the terms of Project-level financing and other contractual arrangements including debt repayment schedules, the transition to market pricing following the expiry of PPAs and fuel supply and transportation contracts, working capital requirements and the performance generally of the Projects. In order to provide holders of IPSs with stable and sustainable cash distributions, as at March 23, 2005, Atlantic Holdings had deposited approximately $48.4 million into the Reserve Account and will deposit funds in the Reserve Account from time to time to stabilize future cash distributions and fund acquisitions and other growth opportunities.

Sponsorship of ArcLight Capital Partners, LLC

Fund I and Fund II are indirect owners of the Manager. ArcLight, as manager of Fund I and Fund II, has input related to the management of the Manager. ArcLight possesses a management team with substantial energy investing experience and industry relationships. ArcLight is one of the leading private investment firms focused exclusively on the electric power and energy sectors with over $2.5 billion under management. Collectively, the principals of ArcLight have invested over $6 billion in more than 100 transactions with an aggregate acquisition value in excess of $20 billion. The Manager believes that its relationship with ArcLight will provide it with access to compelling investment opportunities, a uniquely qualified management team and a high volume of deal flow.

Substantial Opportunities to Grow Distributable Cash

The Manager expects that the significant dislocation in the U.S. power markets that has occurred over the past several years will continue, thereby providing the Issuer with opportunities for accretive acquisitions. The Manager believes that the experience and industry relationships of its own employees, together with its ongoing relationship with ArcLight, will allow it to provide the Issuer with unique access to such acquisition opportunities.

In addition, Atlantic Holdings has been granted a right of first offer on certain of Fund I's power generation investments (the "ROFO Projects"). In aggregate, the right of first offer is related to interests in 11 power generating projects representing approximately 706 net MW of total electric generation capacity.

The Manager intends to enhance the operation of the Projects and increase cash distributions through the: (i) optimization of commercial arrangements such as PPAs, fuel supply and transport

contracts, steam sales agreements and management and operation agreements; (ii) achievement of operating efficiencies; (iii) upgrade or enhancement of existing equipment or plant configurations; and (iv) expansion of existing Projects. The Manager believes that opportunities also exist to consolidate ownership positions in the Projects in which the Issuer owns partial interests on an accretive basis and that financial restructuring and recapitalization opportunities at the Projects may provide capital to the owners of the Projects to fund future growth opportunities.

Issuer's Objectives and Business Strategy

The Issuer's objectives are to maintain the stability and sustainability of its cash distributions to holders of IPSs (in the form of interest payments on the Subordinated Notes and dividends on the Common Shares) and increase, when prudent, cash distributions on the Common Shares. In order to achieve these objectives, the Issuer intends to focus on enhancing the financial performance of the Projects and pursuing additional acquisitions and investments with a focus on power generating facilities in Canada and the U.S.

Acquisition and Investment Strategy

The Issuer intends to, where practical and economical, expand its operations by making additional investments and acquisitions with a focus on power generation facilities in Canada and the U.S., and such other business or activities as may be approved from time to time, including investments and other direct and indirect rights in other forms of energy-related projects, utility projects and infrastructure projects. The Issuer will make additional acquisitions or investments only if it believes that such acquisitions or investments will meet the Issuer's acquisition and investment guidelines. Such acquisitions or investments may be financed by the issuance of additional IPSs or other securities of the Issuer, from the cash flows of the Issuer, from amounts held in the Reserve Account or through additional indebtedness.

An industry-wide decrease in the credit ratings of North American power generation companies that started several years ago has resulted in many power generation companies divesting assets in order to improve their financial position. In some cases, creditors have taken control of power generation assets. The Manager believes that the restructuring of power generation portfolios and divestitures of power generating facilities will continue over the next several years and that this will create acquisition and investment opportunities for the Issuer.

Despite the large number of generation assets built in North America over the past several years, certain regions of North America are expected to require new sources of electricity supply due to growth in electricity demand, transmission constraints or the obsolescence of, and environmental concerns associated with, older native generation. The Manager believes that new electricity generation projects will emerge throughout Canada and the U.S. over the next several years. As new projects are developed, the Manager expects to be able to present additional acquisition and investment opportunities to the Issuer. ArcLight is contractually obligated to give the Manager the opportunity to pursue, on behalf of the Issuer and Atlantic Holdings, investment opportunities that ArcLight has determined do not fit within the investment guidelines for Fund I, Fund II or other future investment funds managed by ArcLight or its affiliates or that do fit within such guidelines but which such investment funds determine not to pursue. The Manager believes that there will be many such opportunities.

Acquisition and Investment Guidelines

The following guidelines will be used in the review and evaluation of possible acquisitions and other investments:

- each acquisition or investment will be made only if the Manager believes that the acquisition or investment will result in an increase in cash available for distribution to holders of IPSs;
- each acquisition or investment will be reviewed and approved by the board of managers of Atlantic Holdings;
- in the case of an acquisition of, or investment in, power generation facilities, facilities with long-term PPAs with major electrical utilities or industrial users will be preferred; and, for facilities without such agreements, free market electricity price assumptions used in acquisition or investment evaluations will be obtained from a recognized independent source;
- in the case of an acquisition of, or investment in, a power generation facility, the acquisition or investment will be subject to prior due diligence and based on an independent engineers' report confirming the condition or development of the facility and the technical assumptions used in the acquisition or investment evaluation;
- in the case of an acquisition of, or investment in, a power generation facility, the expected useful life of the facility and associated structures will, with regular maintenance and upkeep, be long enough for an investment therein to conform with the Issuer's objective of providing stable long-term cash distributions to holders of IPSs;
- in the case of acquisitions or investments other than an acquisition of, or investment in, a power generation facility, the Manager will conduct such due diligence review and analysis as it deems necessary on a case-by-case basis; and
- in the case of acquisitions or investments involving ArcLight or its affiliates or investment funds managed by ArcLight or an affiliate of ArcLight, the acquisition or investment will be reviewed and approved by the independent members of the board of managers of Atlantic Holdings.

Opportunity to Purchase ArcLight Projects

In order to provide the Issuer with near term, high quality acquisition opportunities, Atlantic Holdings has been granted a right of first offer on the ROFO Projects. The ROFO Projects are all power generation facilities and in aggregate represent approximately 706 net MW of power generating capacity.

The following chart lists each of the ROFO Projects, its location and the power generating capacity represented by the interest that is subject to the right of first offer.

ROFO Project	Location	Net MW[1]
Auburndale	Florida	107
Carney's Point	New Jersey	114
Cottage Grove	Minnesota	66
Crockett	California	19
Lakewood	New Jersey	47
Lockport	New York	44
Marianas Energy Company	Territory of Guam	44
Midland Cogeneration Venture	Michigan	78
Saranac	New York	43
Selkirk[2]	New York	79
Whitewater	Wisconsin	66

(1) Represents the interest in each ROFO Project's electric generation capacity that is subject to the right of first offer.

(2) On closing of the initial public offering of the Issuer and the transactions contemplated by the Acquisition Agreements, Atlantic Holdings acquired an estimated 18.5% interest in the cash flow of the Selkirk Project. Pursuant to the right of first offer granted to Atlantic Holdings, Atlantic Holdings will have a right of first offer to acquire an additional estimated 22.8% interest in the cash flow of the Selkirk Project.

Should Fund I desire to sell its interest in any of the ROFO Projects, it must first offer such interest for sale to Atlantic Holdings at a specified price. If such first offer is not accepted by Atlantic Holdings within a 45-day period, Fund I may then, within the following 180 days, sell its interest in such ROFO Project(s) to any third party purchaser at a price and on terms no more favourable to the third party than those offered to Atlantic Holdings. If, within this 180-day period, Fund I receives an offer from a third party to purchase its interest in such ROFO Project(s) that it is prepared to accept, but which is on terms more favourable to the third party than those offered to Atlantic Holdings, then, before it may accept the offer, Fund I must give Atlantic Holdings notice of the offer and Atlantic Holdings will have a 30-day period to match the offer. If, however, Fund I has not sold its interest in the ROFO Project(s) during such 180-day period, the procedures described in this paragraph will again apply with respect to any potential future sale of its interest in such ROFO Project(s).

Summary Table of the Projects

The following table lists the Projects, the economic interests in the Projects that are indirectly owned by Atlantic Holdings and certain key information about each Project.

Project Name	Location	Fuel Type	Total MW	Economic Interest[1]	Net MW[2]	Electricity Off-Taker	PPA Expiry	Off-Taker S&P Credit Rating
Badger Creek	California	Natural Gas	46	50.0%	23	Pacific Gas & Electric	2011	BBB
Delta-Person	New Mexico	Natural Gas	132	40.0%[3]	53	Public Service of New Mexico	2020	BBB
Gregory	Texas	Natural Gas	400	9.45%[3][4]	38[4]	Dynegy Reynolds Metals	2005 2020	B NR
JPPC	Jamaica	Fuel Oil	60	24.1%	14	Jamaica Public Service	2018	B
Koma Kulshan	Washington	Hydro	13.3	49.8%	7	Puget Sound Energy	2037	BBB-
Lake	Florida	Natural Gas	110	100.0%	110	Progress Energy	2013	BBB
MASSPOWER	Massachusetts	Natural Gas	267	17.5%	47	Boston Edison Commonwealth Electric Massachusetts Municipal Wholesale Electric	2013[5] 2008/2013[5] 2013	A A A
Mid-Georgia	Georgia	Natural Gas	308	50.0%	154	Georgia Power	2028	A
Onondaga	New York	Natural Gas	91	100.0%	91	Niagara Mohawk	2008[6]	A
Orlando	Florida	Natural Gas	126	50.0%	63	Progress Energy Reedy Creek Improvement District	2023 2013	BBB A
Pasco	Florida	Natural Gas	109	49.9%	54	Progress Energy	2008	BBB
Rumford	Maine	Coal/ Biomass	85	23.2%[3]	20	Central Maine Power MeadWestvaco	2005 2020	BBB+ BBB
Selkirk	New York	Natural Gas	345	18.5%[3]	64	Niagara Mohawk Consolidated Edison	2008 2014	A A
Stockton	California	Coal	55	50.0%	28	Pacific Gas & Electric Corn Products International	2008 2008	BBB BBB
Topsham	Maine	Hydro	14	50.0%	7	Central Maine Power	2011	BBB+

(1) Atlantic Holdings' economic interest represents the percentage ownership interest in the Project held indirectly by Atlantic Holdings (except as otherwise noted).

(2) Represents the interest of Atlantic Holdings in each Project's total electric generation capacity based on Atlantic Holdings' economic interest in each Project.

(3) Represents Atlantic Holdings' estimate of its share of the cash flow from the Project.

(4) On January 12, 2005, Atlantic Holdings increased the economic interest it indirectly owns to approximately 15.1% or 60.4 net MW.

(5) On March 1, 2005, MASSPOWER received negotiated termination payments for these three PPAs. See "Project Descriptions – MASSPOWER Project".

(6) A swap agreement with Niagara Mohawk Power Corporation has replaced the Onondaga PPA. See "Project Descriptions – Onondaga Project".

Commercial Structure and Operation of the Projects

Atlantic Holdings indirectly owns interests in each of the Projects as described in the above table. Fourteen of the Projects are located in nine states in the U.S. and one Project is located in Jamaica. The Projects have an aggregate gross electric generation capacity of approximately 2,161 MW, and Atlantic Holdings' net economic interest in the electric generation capacity of the Projects is approximately 773 MW. Twelve of the Projects are QFs and the three that are not QFs are exempt wholesale generators ("EWGs") under PUHCA.

The discussion below describes certain general characteristics of the commercial structure and operations of the Projects.

Ownership and Project Financing

The Projects are typically owned by the Project Operating Entities, in which the owners of the Projects hold limited partnership, general partnership or other equity interests. Atlantic Holdings' interests in each of Projects are held, directly or indirectly, through a Project Holding Entity.

Typically, construction of the Projects was financed by non-recourse loan arrangements, certain of which remain outstanding. These loan arrangements are typically secured by the Project assets, including associated contracts, and contain extensive affirmative and negative covenants on the part of the Project Operating Entity that may restrict the Project Operating Entity's activities and, in some cases, limit or prevent distributions of cash. In addition, the partnership or other equity interests in Project Operating Entities with outstanding indebtedness, including those held indirectly by Atlantic Holdings, are in some cases pledged to the Project lenders to secure such indebtedness. In the event of a default that has not been cured, the lenders may foreclose on the equity interests of the Project Operating Entity, including those held indirectly by Atlantic Holdings.

Energy, Capacity and Steam Sales

The majority of the Projects have long-term PPAs for the sale of electricity to off-takers having investment grade credit ratings from S&P, with some of the Projects having more than one PPA. The expiry dates of the PPAs vary from 2005 to 2037. Generally, the Projects receive payments for electric energy sold under PPAs (known as energy payments) as well as for electric generation capacity (known as capacity payments). In addition, the majority of the Projects which are coal or natural gas-powered co-generation QFs sell steam under steam sales agreements to industrial purchasers.

Fuel Supply Arrangements

The coal and natural gas-powered Projects generally have long-term supply agreements for the fuel required to operate the Project. These purchase agreements may also be accompanied by fuel transportation arrangements. In many cases, the fuel supply arrangements have been designed to correspond to the term of the PPAs and most of the Projects' PPAs and steam sales agreements provide for the pass through or indexing of fuel costs to the off-takers.

Operations and Maintenance

The Projects are typically operated and maintained by third party operators under management or operations and maintenance contracts with the relevant Project Operating Entity. Some of these agreements are long-term, while others have shorter terms and provide generally for subsequent renewal terms. Teton Operating Services LLC, a subsidiary of Teton Funding, has assumed responsibility under operations and maintenance contracts for the Lake, Mid-Georgia, Onondaga and Pasco Projects. An affiliate of Caithness has been retained to perform the services to be provided by Teton Operating

Services LLC under these contracts under operations and maintenance agreements (the "Caithness O&M Agreements") which either expire or can be terminated in March 2007 and which provide for successive three-year renewal options upon written agreement of the parties. Under the Caithness O&M Agreements, the operator is responsible for operations, maintenance and repair services.

Asset Management Strategy

The Manager's asset management strategy is to partner with recognized leaders in the independent power business. Atlantic Holdings' interests in the majority of the Projects are managed by Caithness and Delta Power Company, LLC ("Delta Power"). On a case-by-case basis, Caithness and Delta Power provide: (i) active project-level management, such as operations and maintenance and asset management; (ii) active partnership level management, such as acting as general partner; (iii) passive partnership level management, such as acting as limited partner; and (iv) management responsibility over the investment or pool of investments. The Manager will be involved in all major decisions and drive value-creating transactions such as contract restructurings, asset-level refinancing, acquisitions and divestitures.

Caithness is one of the largest privately-held independent power producers in the United States and is actively engaged in the development, acquisition and management of power facilities for its own account as well as in ventured arrangements with other entities. During its 24 years in the independent power business, Caithness, through its subsidiaries, has assembled a domestic power generation portfolio comprised of economic interests in 34 operating power projects totalling approximately 2,498 MW of nameplate capacity. Caithness' portfolio of operating projects consists of approximately 1,439 MW of gas-fired projects, 313 MW of geothermal projects, 160 MW of solar projects, 354 MW of wind projects, 145 MW of coal-fired projects, 27 MW of hydroelectric projects and 60 MW of oil-fired projects. Fund I is an indirect minority owner of Caithness and has the right to elect one member of the board of directors of Caithness.

Delta Power owns and manages natural gas, hydroelectric and coal-fired power projects in the U.S. Formed in 1997, privately-owned Delta Power owns interests in and manages 28 operating power projects in the U.S. with gross capacity of over 2,700 MW.

Site Leases

The Projects are generally constructed on leased sites. Many of the sites are leased from a neighbouring electricity or steam off-taker. The site leases typically provide for terms longer than the term of the Project's PPA.

Regulation

All of the Projects are QFs, EWGs or dually-certified, pursuant to regulation of FERC. The Projects with QF status are exempt from FERC rate-making. The Onondaga and Delta-Person Projects have EWG status but are not dually-certified as EWGs and QFs. Although these Projects are subject to FERC rate-making, FERC has granted these EWGs the authority to charge market-based rates based primarily on a finding that the seller of electricity lacks market power. The JPPC Project, which is also an EWG but not a QF, does not sell power in the U.S. market and therefore is not subject to FERC rate-making. The Projects are exempt from regulation under PUHCA and the Projects with QF status are exempt from state regulation respecting the rates of electric utilities and the financial or organizational regulation of electric utilities.

PROJECT DESCRIPTIONS

Badger Creek Project

Description

The Badger Creek Project is a 46 MW simple-cycle, cogeneration facility located near Bakersfield, California which commenced commercial operation in April 1991 as a QF. The Badger Creek Project is owned by Badger Creek Limited, L.P. ("Badger"), a Texas limited partnership in which Atlantic Holdings indirectly owns a 50% general partnership interest and Juniper Generation, LLC ("Juniper"), which is indirectly owned by affiliates of ArcLight and John Hancock Life Insurance Company ("John Hancock"), indirectly owns the other 50% limited partnership interest. Electrical output is sold to Pacific Gas & Electric Corporation ("PG&E") under a PPA that was amended and reaffirmed in December 2001. Steam is sold to OXY USA Inc. ("Occidental"), an affiliate of Occidental Petroleum Corporation under a 20-year steam energy agreement that expires in 2011. Badger leases the approximately 3.5 acre site for the Badger Creek Project from the Fano Realty Trust under a ground lease. The base lease term is 25 years commencing in 1990, which the parties may extend for up to 10 additional one-year periods.

In 1990, Badger entered into a non-recourse term loan due June 30, 2006 to finance the construction of the Project. As at December 31, 2004, approximately $9.0 million in principal remained outstanding under the term loan, which is expected to be amortized over its remaining term. In addition, Badger maintains a debt service reserve account up to a maximum of $3.0 million to meet its debt service requirements, if required.

Capacity and Energy Sales

Power Purchase Agreement

Electric power generated by the Badger Creek Project is purchased by PG&E pursuant to a PPA expiring in 2011. The Badger Creek PPA provides for monthly capacity and energy payments, and Badger is entitled to receive a performance bonus if the average on-peak capacity factor, net of allowed forced outages and scheduled maintenance outages, exceeds 85%. The PPA also provides for an annual average energy price through July 15, 2006, subject to time of use adjustments. After July 15, 2006, the Manager believes the energy price will change to PG&E's short-run avoided cost calculated in accordance with a short-run avoided cost formula adopted by the California Public Utilities Commission, whose calculation of short-run avoided cost primarily takes into account spot natural gas prices.

Steam Sales Agreement

Process steam from the Badger Creek Project is sold to Occidental under a steam energy agreement which expires in 2011, but is terminable by Occidental in 2006 and thereafter upon one year's prior notice. The agreement provides for successive renewal terms of one year each unless either party gives advance notice of termination. Occidental utilizes the steam in its enhanced oil recovery operations to allow for more effective and efficient extraction of heavy crude oil. Subject to certain conditions, Occidental has an obligation to purchase steam under this agreement in an amount at least equal to the minimum requirements necessary to maintain the Project's status as a QF. Although Occidental is not currently purchasing any power from the Project, the steam energy agreement allows for up to 1 MW of electricity to be sold to Occidental.

Fuel Supply Arrangements

Initially, natural gas was supplied to the Badger Creek Project under a supply and transportation agreement with PG&E. However, as restructuring of the natural gas industry proceeded, Badger, in partnership with certain other gas-fired facilities in the area, determined that construction of a private

natural gas pipeline was a prudent way to minimize curtailment and pricing risk. A joint venture was entered into to construct, own and operate a natural gas pipeline connecting these facilities, including the Badger Creek Project, with the Kern River-Mojave Pipeline thereby enabling Badger to bypass PG&E but maintain access to PG&E as a source of back-up supply. Under the joint venture arrangement, each owner must contribute funds, and shares in profits and losses, in proportion to its ownership interest. Badger's interest is approximately 21%. WCAC Gas Services LLC, an affiliate of Juniper, operates the pipeline. In August 2001, Badger entered into a five-year swap agreement with El Paso Merchant Energy, L.P. ("El Paso Merchant Energy") to provide natural gas to the Project. It is expected that the short-run avoided cost formula for energy pricing under the Badger Creek PPA after July 15, 2006 will take into account spot natural gas prices.

Operations & Maintenance

Operations and maintenance for the Badger Creek Project is performed by WCAC Operating Company California, LLC, an affiliate of Juniper, under a fixed price operations and maintenance agreement. The agreement has a term of 20 years expiring in 2011, but is terminable by either party upon six months' notice. The operator receives a base monthly fee, adjusted annually, based on changes in the GNP deflator and labour indices. In addition, the agreement provides for incentive fees and penalties based on the Project's availability.

In addition to the operations and maintenance agreement, Badger entered into a management services agreement with WCAC Operating Company California, LLC to provide all day-to-day management services required by the Project. The manager is paid a semi-annual fee for such management services based on a percentage of gross cash receipts of the Project.

Delta-Person Project

Description

The Delta-Person Project, a 132 MW natural gas-fired peaking facility located near Albuquerque, New Mexico, is an EWG that commenced commercial operation in June 2000. The Project is owned by Delta Person Limited Partnership ("Person"), a Delaware limited partnership in which Atlantic Holdings indirectly owns a 40% partnership interest and Delta Power and John Hancock own the remaining partnership interests. The Delta-Person Project is situated on the Public Service of New Mexico's retired Delta Generating Station site pursuant to a lease agreement which expires on the expiry or earlier termination of the Project's PPA. Cash distributions from the Project are split among the partners based on after-tax return hurdles. The Delta-Person Project sells all of its electrical output to the Public Service of New Mexico under a long-term PPA that expires in 2020.

Construction of the Delta-Person Project was financed through a construction loan totalling $59.7 million. The construction loan was converted to permanent project financing once commercial operation was achieved. The project financing was divided into two term loans: (i) Tranche A due March 31, 2017; and (ii) Tranche B due March 31, 2019, both of which are expected to amortize over their remaining terms. As at December 31, 2004, approximately $43 million in aggregate of principal remained outstanding. The debt service reserve requirement is currently supported by a contribution obligation. Atlantic Holdings guarantees its pro rata share (approximately $1.3 million) of such contribution obligation.

Capacity and Energy Sales

Power Purchase Agreement

Electrical power generated by the Delta-Person Project is purchased by the Public Service of New Mexico under a PPA that will expire in 2020. The Public Service of New Mexico has the unilateral right

to extend the PPA for five years by giving written notice of such extension no later than two years prior to the end of the original term of the PPA. Subject to adjustments provided for in the PPA, the Public Service of New Mexico will purchase and accept from the Project the entire output of the plant when the Public Service of New Mexico calls upon the capacity. Payments will consist of: (i) the energy purchase price multiplied by the kWh delivered; (ii) the capacity purchase price multiplied by the dependable capacity; (iii) the Project's costs of purchasing electric service from the Public Service of New Mexico for the operations and maintenance of the facility; and (iv) any other applicable charges. In order to earn full capacity payments, the Project must maintain availability of at least 90%.

Fuel Supply Arrangements

Person purchases fuel from PNM Gas Services, a division of the Public Service of New Mexico, with fuel costs passed through to the Public Service of New Mexico under the PPA. The Project has access to interruptible gas supply and transportation like other standard industrial customers on PNM Gas Services' system.

Operations & Maintenance

As a simple cycle peaking facility, the Project operations do not require extensive staffing and technical resources. There are three employees on staff, who are employed directly by the Project. Delta Power provides asset management services, which include operational and contractual oversight of the facility, budget setting and environmental compliance.

Gregory Project

Description

The Gregory Project is a 400 MW natural gas-fired combined cycle cogeneration plant located near Corpus Christi, Texas that commenced commercial operation in July 2000 as a QF. The Gregory Project is owned by Gregory Power Partners, LP ("Gregory"), a Texas limited partnership. On January 12, 2005, Javelin Energy LLC ("Javelin"), in which Atlantic Holdings has an 18.9% interest, increased its ownership in Gregory from 50% to 95% by purchasing a 45% interest from an affiliate of LG&E Energy LLC ("LG&E"). As a result, Atlantic Holdings' economic interest in Gregory, determined based on ownership percentage and certain after-tax return hurdles, increased from approximately 9.45% to approximately 15.1%. The other members of Javelin are Delta Power and John Hancock. Gregory sells approximately 335 MW of its capacity to Dynegy Inc. ("Dynegy") and sells up to 33 MW of electric energy and capacity to Reynolds Metals Company ("Reynolds"), with the remainder sold in the spot market. The Project is located on a site adjacent to Reynolds' Sherwin alumina production facility, which serves as the Project's steam off-taker. Gregory leases the land on which the Gregory Project is located from Reynolds under an operating lease with a 35-year term which expires in August 2035.

The Project was initially financed by ING Capital Corporation and a consortium of lenders. The original amount of the loan was $175 million. The loan has a 17-year term commencing at term conversion, which occurred in October 2000. Fifty percent of the principal amount of the term loan is hedged, whereby Gregory pays a fixed rate and receives a floating rate based on three-month LIBOR. Gregory has the discretion to pay interest anywhere from a monthly to semi-annual basis. As at December 31, 2004, approximately $145.2 million remained outstanding under the loan, which is expected to be amortized over its remaining term. It is likely that due to current and expected power prices, a coverage test under the loan will not be met and cash distributions to Gregory's owners will be blocked through 2007.

Capacity and Energy Sales

Power Purchase Agreements

Gregory sells up to 335 MW of power to Dynegy pursuant to a five-year energy sales agreement that expires in July 2005. Under the terms of the agreement, Dynegy pays for energy based on a variable energy payment and fixed capacity payment, adjusted annually for GDP. Energy payments are calculated by multiplying the price of natural gas at Houston Ship Channel by a contract heat rate. Atlantic Holdings assumed a guarantee that supports a portion of certain letter of credit obligations under the Dynegy PPA in the amount of $2.4 million. This guarantee expires in July 2005, coincident with the expiration of the Dynegy PPA. Gregory has issued a request for proposal for a replacement PPA to take effect on expiry of the Dynegy PPA.

Steam Sales Agreement

Gregory sells steam to Reynolds under the steam and electricity purchase agreement described above. Under the terms of the agreement, Gregory is the exclusive source of steam to Reynolds' Sherwin alumina plant, up to a maximum of 1,500,000 lbs/hr. Other key aspects of the agreement include: (i) 10-year take-or-pay provision for a minimum quantity of steam (930,000 lbs/hr); (ii) steam pricing based on a fixed fee with a variable gas component; and (iii) delivery of gas by Reynolds in lieu of paying cash for steam (the quantity of gas supplied is based on steam conversion efficiency).

Fuel Supply Arrangements

Gregory purchases natural gas under various short-term and long-term agreements. Gregory has the option of procuring 100% of its natural gas requirements from Kinder Morgan Tejas Pipeline, L.P., pursuant to a 10-year gas supply agreement that expires in 2010. Gregory has the option of terminating the agreement at the end of the fifth contract year.

Operations & Maintenance

In connection with the indirect purchase by Javelin and DeltaPower of LG&E's 50% interest in Gregory that occurred in January 2005, all operations and maintenance obligations were transferred from an affiliate of LG&E to DPS Gregory, LLC, a wholly-owned subsidiary of Delta Power Services, LLC. The operations and maintenance agreement continues to extend to November 2008. DPS Gregory, LLC receives a management fee (subject to escalation) on a quarterly basis and reimbursement of certain costs.

Energy Management Services

On March 1, 2004, Gregory and Dynegy extended an existing energy management services contract with Dynegy through December 2006. Services under the contract include selling and marketing excess power from the Gregory Project. In addition, Dynegy will optimize Gregory's assets in the ancillary services market of the Electric Reliability Council of Texas ("ERCOT"), purchase natural gas for operations, provide scheduling services, provide back-office support (including the reconciliation of ERCOT and pipeline settlement and accounting issues and the preparation of invoices) and serve as Gregory's retail energy provider and qualified scheduling entity.

JPPC Project

Description

The JPPC Project, a 60 MW low-speed fuel oil EWG power plant located in Kingston, Jamaica, resulted from a request for proposal issued by the Government of Jamaica in 1992 as part of a national policy to privatize the generation of electric power. The project site is adjacent to Kingston Harbour, which is the plant's source for cooling water. The Project commenced commercial operation on

January 7, 1998. The JPPC Project is owned by Jamaica Private Power Company Limited ("JPPC"), a limited liability company under the laws of Jamaica in which Atlantic Holdings indirectly owns a 24.1% economic interest and CMS Energy Corporation, Energy Investors Fund and Commonwealth Development Corporation own the remainder.

Construction of the JPPC Project was financed through a series of loans, all of which have been repaid except for a term loan from the National Investment Bank of Jamaica Limited which is due on October 20, 2011. As at December 31, 2004, approximately $45.6 million in principal remained outstanding under the term loan, which is expected to be amortized over its remaining term.

Capacity and Energy Sales

Power Purchase Agreement

The electrical output of the Project is sold to Jamaica Public Service Company Limited ("Jamaica Public Service") under a 20-year PPA expiring in 2018. Jamaica Public Service is a fully integrated utility and the sole provider of electricity on the island of Jamaica. The Government of Jamaica guarantees Jamaica Public Service's payment obligations under the PPA. The PPA allows Jamaica Public Service to dispatch the Project according to its requirements. Under the PPA, the Project receives a monthly energy payment for kWhs actually sold and a monthly capacity payment to cover the Project's fixed costs. Both the energy and capacity payments are indexed for inflation and are made in Jamaican currency, but are indexed, in part, to the U.S. dollar equivalent value. The energy payment component of the tariff reimburses the Project for its variable costs, including the purchase price of fuel, variable maintenance, lubricating oil, and fuel oil transportation. The capacity cost component of the tariff reimburses the Project for its hard currency and local fixed costs, and also provides for a return on investment. The reasonable cost of complying with material or unforeseeable changes in law or regulation is also passed through in the tariff.

Fuel Supply Arrangements

JPPC purchases all of its heavy fuel oil from Petrojam Limited ("Petrojam"), a government-owned refinery located west of Kingston, Jamaica. The fuel supply agreement has a term of 20 years expiring in 2018. The price of the fuel oil and transportation of the fuel oil is set by Petrojam based on published reference prices as set out in the agreement. The cost of fuel and transportation is passed through in the tariff to Jamaica Public Service, subject to minimum efficiency standards for the Project. Petrojam must furnish, either from its own assets or by contract, all local transportation from the refinery storage facilities to the point of delivery at the Project.

Operations & Maintenance

JPPC entered into an operations and maintenance agreement with Private Power Operators Limited, the initial term of which was for five years expiring on December 31, 2003. The agreement automatically renews each January 1st adding a one-year period to the end of the unexpired portion of the existing term such that there is always a rolling five-year term remaining under the agreement unless either party gives notice of its intent to terminate the agreement at the end of the then-existing five-year term. Under this agreement, the operator is responsible for all operations, maintenance and repair services, as well as substantial administrative, treasury and contract administration services. In consideration for services performed, the operator is reimbursed for allowable direct costs, and receives a fixed overhead reimbursement, and, if earned, a performance bonus.

Koma Kulshan Project

Description

The Koma Kulshan Project is a 13.3 MW run-of-the-river hydro-electric generation facility located on the slopes of Mt. Baker, approximately 80 miles north of Seattle, Washington. The Koma Kulshan Project is owned by Koma Kulshan Associates ("Koma Kulshan"), a California limited partnership in which Atlantic Holdings indirectly owns a 49.75% economic interest, Mt. Baker Corporation indirectly owns a 0.25% economic interest and Covanta Energy Corporation ("Covanta") indirectly owns the remaining 50%. The Koma Kulshan Project is certified as a QF under PURPA and was issued a 50-year hydro licence from FERC which expires in 2037. The Project commenced commercial operation in October 1990 and its electrical output is sold to Puget Sound Energy, Inc. ("Puget Sound Energy") under a 50-year PPA expiring in 2037.

On December 1, 1989, Koma Kulshan entered into a credit agreement which provided for a $22.5 million construction loan and an $18 million term loan. The construction loan has been repaid, and the outstanding principal amount under the term loan matures on December 31, 2007. As at December 31, 2004, approximately $5.6 million in principal remained outstanding which is expected to be amortized over the remaining term of the term loan. In addition, under a funding and option agreement, certain royalty payments are made to third parties in connection with the development of the Project.

Capacity and Energy Sales

Power Purchase Agreement

The power generated by the Project is sold to Puget Sound Energy pursuant to a long-term PPA expiring in 2037. Power is sold at a per kWh rate that is adjusted annually. The energy rate equals the sum of a capital component (which provides for a return on investment) plus a variable component. The capital component is designed to cover capital expenditures to improve the Project. The variable component covers operating and maintenance, tax and insurance costs. The term of the PPA is coterminous with the FERC licence. Puget Sound Energy has the right to renew the PPA for a term equivalent to the term of any subsequent licence or annual licence granted by FERC for the Project.

Operations & Maintenance

In August 2000, Covanta Hydro Operations West, Inc. ("Covanta Hydro"), a subsidiary of Covanta assumed operations and maintenance responsibilities for the Project pursuant to an operations and maintenance agreement which expires in August 2005. In addition to being reimbursed for actual costs incurred, Covanta Hydro receives an annual fee adjusted annually by the CPI – All Urban Consumers for Seattle – Tacoma – Bremerton, WA – All Urban Index.

In April 2002, Covanta and certain of its subsidiaries, including Covanta Hydro, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On March 10, 2004, Covanta and 79 of its affiliates, comprising Covanta's energy and water businesses, were acquired by Danielson Holding Corporation. With the closing of this transaction, Covanta and these affiliates emerged from bankruptcy protection. The bankruptcy of Covanta and Covanta Hydro did not have a material effect on the Koma Kulshan Project, and Covanta Hydro has continued to perform its obligations under the operations and maintenance agreement.

Lake Project

Description

The Lake Project, a 110 MW dual fuel (oil and natural gas), combined-cycle, cogeneration plant located in Florida, commenced commercial operation in July 1993 as a QF. The Lake Project is owned by

Lake Cogen Ltd. ("Lake"), a Florida limited partnership in which Atlantic Holdings indirectly owns a 100% interest. The Project is located on a 16 acre site at a citrus processing facility in Umatilla, Florida. Lake sells all of its capacity and electric energy to Progress Energy under the terms of a PPA expiring in July 2013. Steam is sold to Citrus World, Inc. ("Citrus World") for use at its citrus processing facility and is also used to make distilled water in distillation units. Distillation equipment utilized by the Lake Project is owned by Lake's affiliate, Teton Lake Distillation Company LLC ("Teton Distillation"), and leased to Lake. Teton Lake Land Company, LLC, an affiliate of Lake, owns certain land and the water well, with Lake owning the remainder of the land and having water rights under a consumptive use permit. In 1993 the Lake Project was leased from a financial institution as owner trustee for the benefit of one of its subsidiaries pursuant to a facility lease ("Facility Lease") agreement. In September 2004, Umatilla Power Funding, LLC acquired the lessor's position in the Facility Lease. On November 18, 2004, Umatilla Power Funding, LLC was acquired by Atlantic Holdings. See "General Development of the Business". Atlantic Holdings is in the process of terminating the Facility Lease to simplify the Lake Project ownership structure.

Capacity and Energy Sales

Power Purchase Agreement

Electrical output is sold to Progress Energy pursuant to a PPA that commenced in July 1993 and expires on July 1, 2013. Revenues from the sale of electricity consist of a payment for capacity and an energy payment generally comprised of a fuel component, a voltage adjustment and an hourly performance adjustment. Capacity payments are subject to the Project maintaining an on-peak capacity factor of at least 90% during on-peak hours (11 hours daily), on a 12-month rolling average basis. Lake is subject to reductions in its capacity payments should it not achieve the 90% on-peak capacity factor. Progress Energy applies a performance adjustment when its avoided cost exceeds the Project's firm energy payments. During off-peak hours, payments are made in accordance with a prescribed formula based on the price of gas. Lake has agreed to use commercially reasonable efforts not to deliver electric energy during off-peak hours except as prescribed or as needed. Further, Progress Energy has the option to request non-delivery during on-peak hours on Saturdays and Sundays on notice to Lake. Pursuant to the Facility Lease, Umatilla Power Funding, LLC has provided a $6.0 million letter of credit in favour of Progress Energy to support the Lake Project's obligations under the PPA.

Steam Sales Agreement

Citrus World purchases steam, but the amount is not sufficient to allow Lake to meet its QF requirements. During 2002, distillation equipment was installed with three distillation units using steam to make distilled water that is sold to unaffiliated third parties. The distillation business, owned by Teton Distillation, enables Lake to meet its QF requirements without the need to sell steam to Citrus World. Umatilla Power Funding, LLC has an option to purchase the distillation equipment and an option to purchase Lake's interest in Teton Distillation at certain specified times.

Fuel Supply Arrangements

Duke Energy Trading and Marketing LLC ("Duke") is the primary natural gas supplier for the Project. The gas supply agreement terminates in July 2009. Duke provides natural gas at a price that is adjusted monthly to track the PPA's pricing factors, including energy and capacity-based components. Lake is required to make certain payments if at least 80% of the maximum daily quantity specified in the agreement is not purchased each month. Lake has not purchased the minimum quantity since 2000, however, to date, Duke has not assessed any penalties. Excess gas requirements above those supplied by Duke are to be supplied by TECO Gas Services Inc. ("TECO"). Gas purchased under this agreement is at the spot market price plus a commission. TECO also supplies certain gas management and supply services to Lake under a separate agreement. The gas for the Project is transported using firm capacity on the Florida Gas Transmission Company ("Florida Gas") system and interruptible capacity on the Peoples

Gas System, a division of Tampa Electric Company, ("Peoples Gas") pipeline from the receipt points on the Florida Gas pipeline to the plant. The gas transportation agreements expire in July 2008 and 2013. Lake is permitted to operate each of its combustion turbines on fuel oil for up to 240 hours per rolling 12-month period under the terms of the Project's air permit. The Project includes a 170,000 gallon fuel oil storage tank.

Operations & Maintenance

An affiliate of Caithness is responsible for the operations and maintenance of the Project pursuant to one of the Caithness O&M Agreements.

MASSPOWER Project

Description

The MASSPOWER Project, a 267 MW natural gas-fired combined-cycle cogeneration facility located in Springfield, Massachusetts, commenced commercial operation in September 1993 as a QF. The MASSPOWER Project is owned by MASSPOWER ("MASSPOWER"), a Massachusetts general partnership, in which Atlantic Holdings indirectly owns a 17.5% economic interest and affiliates of Cogentrix Energy Inc., Energy Investor Funds Group LLC, National Energy Gas & Transmission, Inc. ("NEGT") and Northern Star Generation LLC ("Northern Star"), which is indirectly owned by AIG Global Investment Group and certain other investors, and The Ontario Teachers' Pension Plan Board, own the remainder. As at December 31, 2004, MASSPOWER sold approximately 75% of its capacity and electrical output to three Massachusetts electric utilities pursuant to long-term PPAs. The remaining 25% of the Project's capacity is sold in the wholesale electricity market. The Project is situated on two adjacent parcels of land totalling 6.8 acres leased from Solutia Inc. ("Solutia"), which serves as the Project's steam off-taker. MASSPOWER leases the site from Solutia for a term expiring in 2013, subject to an option to renew the lease until July 31, 2028. If the lease is not renewed, Solutia has the right either to purchase the facility at fair market value or to require that the site be restored to its original condition at MASSPOWER's expense.

In 2000, MASSPOWER refinanced its existing debt with a $169.8 million term loan due July 14, 2005. As at December 31, 2004, approximately $117.5 million in principal of the term loan remained outstanding. In early March 2005, MASSPOWER prepaid the entire outstanding amount of this loan.

Capacity and Energy Sales

Power Purchase Agreements

As at December 31, 2004, MASSPOWER sold approximately 75% of the Project's electrical capacity and energy to Boston Edison Company ("BECO") under a PPA expiring in 2013, Commonwealth Electric Company ("ComElectric") under PPAs expiring in 2008 and 2013 and Massachusetts Municipal Wholesale Electric Company ("MMWEC") under a PPA expiring in 2013. The pricing under these contracts varies but, in general, energy payments are based upon variable costs and escalate periodically with inflation and other factors while capacity payments are based upon fixed costs and are subject to annual adjustments.

The remaining approximately 25% of the Project's capacity and electrical output is sold in the wholesale electricity market through a power marketing arrangement with Select Energy, Inc. ("Select"), a subsidiary of Northeast Utilities. The agreement with Select may be terminated by either party on 60 days' prior written notice.

On March 1, 2005, the BECO and ComElectric PPAs, that together account for approximately 66.5% of the Project's output, were terminated in exchange for a payment from such utilities.

MASSPOWER will continue to make available approximately 7.9% of the Project's output under its remaining PPA if and when it is dispatched through 2013 and will have the option to sell the remainder of the Project's output into the wholesale spot market. MASSPOWER used a portion of the termination payment proceeds to make a distribution to its partners. Atlantic Holdings received a distribution of approximately $35.9 million from MASSPOWER, comprised of (i) a portion of the termination payment proceeds paid, (ii) operating income, and (iii) the release of restricted cash. Atlantic Holdings has deposited these funds into the Reserve Account.

Steam Sales Agreement

In July 1990, MASSPOWER entered into a 20-year steam sales agreement with Solutia. The term of the contract was subsequently extended through 2028 subject to the right of either party after July 31, 2013 to terminate the agreement on six months' notice. Under the terms of the contract, Solutia must purchase steam in quantities sufficient for MASSPOWER to maintain its QF status. Payment for the steam is based upon steam usage and is calculated using Solutia's avoided fuel cost.

On December 16, 2003, Solutia filed for bankruptcy protection. As a result, Solutia has not paid for approximately 30 days of steam purchases as "pre-petition" expenses. However, since filing, Solutia has continued to purchase and pay for contract quantities of steam. Solutia has not moved to reject the steam sales agreement and the Manager believes that the contract is an asset to Solutia's creditors.

Solutia's bankruptcy constitutes an event of default under MASSPOWER's financing arrangements. Due to the event of default, cash in excess of Project-level debt service has accumulated in a restricted payment account since the fourth quarter of 2003. The Project lenders have agreed to waive the event of default, provided that if Solutia moves to reject or rescind any of its contractual obligations to MASSPOWER or cease to accept steam, the waiver automatically terminates. Notwithstanding the waiver, MASSPOWER is not permitted to make distributions to its equity owners or borrow money for working capital, though working capital needs are being satisfied by internally generated cash flow. Upon resolution of the event of default (for example, by waiver of the Project lenders or by Solutia's assumption or affirmation of the steam sales agreement and site lease agreement with MASSPOWER), the funds in the restricted payment account will be distributed to the equity owners.

As described above, the termination of the BECO and ComElectric PPAs resulted in a payment to MASSPOWER in an amount that enabled it to repay all outstanding Project debt. Accordingly, the funds in the restricted payment account have been released and MASSPOWER is permitted to make distributions to its equity owners.

Fuel Supply Arrangements

Certain of the fuel supply agreements below will be terminated or revised to reflect changed fuel needs given the termination of the three PPAs described above.

MASSPOWER designated Orchard Gas Corporation ("Orchard Gas"), an affiliate of NEGT, as its agent to purchase Canadian natural gas and to enter into gas transportation contracts on its behalf for one-half of the Project's annual fuel supply. Orchard Gas entered into a firm gas purchase contract with ProGas Limited ("ProGas") that expires in 2009 subject to Orchard Gas' right to terminate at certain times on notice. Pursuant to the agreement with ProGas, MASSPOWER must take a certain minimum quantity of gas or else certain charges or reductions in the quantity of gas to be delivered may result. The agreement also provides for a mechanism for renegotiation and arbitration of certain gas pricing provisions by each party under specified circumstances. Orchard Gas also entered into a firm gas transportation agreement with Iroquois Gas Transmission System, L.P. ("Iroquois Gas") that expires in 2012, and a firm gas transportation contract with Tennessee Gas Pipeline Company ("Tennessee Gas") that expires in 2012. Local transportation is provided by Bay State Gas Company ("Bay State") through a

firm transportation agreement with MASSPOWER that expires in 2013. Transportation rates on these pipelines are subject to regulation by various U.S. and Canadian regulatory bodies.

MASSPOWER entered into a gas supply contract for the purchase of revaporized liquefied natural gas from Distrigas of Massachusetts LLC, a subsidiary of Tractebel LNG North America LLC, that expires in 2013 unless earlier terminated in accordance with the agreement. This contract covers the remaining one-half of the Project's gas requirements. Gas is transported from Monson, Massachusetts to the project by Bay State on dedicated pipeline capacity.

MASSPOWER has also entered into firm and interruptible gas supply contracts with Bay State for the supply of gas in the event that gas supplies to MASSPOWER are disrupted. Further, MASSPOWER has agreed to sell Bay State a specified quantity of gas per day for up to 20 days during the period between November 1 to March 31 each year until March 2009.

MASSPOWER has also entered into a release gas agreement with Granite State Gas Transmission Inc. under which it may sell excess gas purchased from ProGas to help satisfy its minimum take obligations. MASSPOWER has alternate fuel capability consisting of on-site delivery facilities and storage of one million gallons (23,800 bbl) of fuel oil. Under an air permit granted by the Massachusetts Department of Environmental Protection, MASSPOWER may operate each turbine up to 840 hours on fuel oil for any consecutive 12-month period at full plant output.

Operations & Maintenance

A subsidiary of GE provides operations and maintenance services to the Project under an operations and maintenance agreement that expires on July 31, 2006, subject to a six-year extension at MASSPOWER's option. The agreement is a cost-plus contract that provides for recovery of actual operating and maintenance costs and the payment of a monthly operator fee. In addition, J. Makowski Services, Inc. ("J. Makowski Services"), an affiliate of NEGT, provides day-to-day management services to the Project through an agreement that expires in 2006.

On July 8, 2003, NEGT and certain of its subsidiaries voluntarily filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code (the "NEGT Bankruptcy"). On October 29, 2004, NEGT's plan of reorganization became effective and NEGT emerged from bankruptcy protection. GS Power Holdings II LLC (a subsidiary of The Goldman Sachs Group, Inc. ("Goldman Sachs")) has acquired NEGT's indirect ownership interest in and management contract for the MASSPOWER Project.

Mid-Georgia Project

Description

The Mid-Georgia Project, a 308 MW dual-fuel, combined-cycle, cogeneration plant located approximately 100 miles south of Atlanta in Kathleen, Georgia, commenced commercial operation in June 1998 as a QF. The Mid-Georgia Project is owned by Mid-Georgia Cogen L.P. ("Mid-Georgia"), a Delaware limited partnership in which Atlantic Holdings indirectly owns a 50% partnership interest and Northern Star indirectly owns a 50% partnership interest. Mid-Georgia sells its electrical output to Georgia Power, a subsidiary of the Southern Company, and its process steam to Frito-Lay, Inc. ("Frito-Lay"). The Project is located adjacent to Frito-Lay's food processing facility on a 9.3 acre site leased from the Houston County Development Authority.

Construction of the Mid-Georgia Project was financed through a series of loans totalling $116.5 million, which mature in 2013 and 2018. As at December 31, 2004, approximately $98 million in principal remained outstanding under the loans which is expected to be amortized over their remaining terms.

Distributions to partners are subject to the funding level of required reserve accounts and achieving certain quarterly debt service coverage ratios. The Manager does not currently anticipate that Mid-Georgia will exceed each of the quarterly debt service ratio tests under its financing agreements and as a result, no distributions are projected to be made by Mid-Georgia until retirement of the Project's debt in 2018.

In 2004 and projected in 2005, the Project has been dispatched for many fewer hours than historical levels. Consequently, it received full capacity payments, but very little energy payments causing cash flows to be constrained. While there is a total of approximately $19 million aggregate restricted cash at the Project in various reserve accounts as of March 2005 relative to approximately $98 million in outstanding non-recourse project debt, the Project's auditors will give it a going concern qualification in their letter for its 2004 annual audit.

Capacity and Energy Sales

Power Purchase Agreements

Electrical output is sold to Georgia Power under a 30-year PPA expiring in June 2028 that provides for payments for both capacity and energy. The price for energy is based on: (i) a fuel price, transportation and contract heat rate formula specified in the PPA; (ii) an SO2 emissions component; (iii) an operations and maintenance component; and (iv) a start-up component. The Project may sell capacity and energy to third parties, subject to a right of first refusal by Georgia Power.

Steam Sales Agreement

Mid-Georgia sells process steam to Frito-Lay pursuant to a 22-year energy savings agreement which expires in June 2020. The agreement may be extended for two additional four-year terms at Frito-Lay's option. Under the agreement, Mid-Georgia is obligated to provide all of Frito-Lay's process steam requirements. As a back-up to its auxiliary boiler, Mid-Georgia leases additional boilers from Frito-Lay and is obligated to operate and maintain such boilers for the term of the lease agreement.

Fuel Supply Arrangements

Teton Fuels Mid-Georgia ("TFMG"), an indirect subsidiary of Atlantic Holdings, is responsible for arranging natural gas and fuel oil supply, gas transportation and balancing services (the reconciliation of gas usage versus gas delivered) for Mid-Georgia through agreements with local fuel oil suppliers, the Municipal Gas Authority of Georgia and the City of Warner Robins.

Pursuant to the PPA, Mid-Georgia maintains the ability to operate each of its combustion turbines on fuel oil instead of natural gas in the event natural gas is not available. To operate, the fuel oil must have an ultra low sulfur content (less than 0.05%). The Project includes a 500,000 gallon oil storage tank with high volume off-loading capability.

Operations & Maintenance

An affiliate of Caithness is responsible for the operations and maintenance of the Project pursuant to one of the Caithness O&M Agreements.

Onondaga Project

Description

The Onondaga Project, a 91 MW dual fuel, combined-cycle, cogeneration facility located in Geddes, New York, began commercial operation in December 1993 as a QF. The Onondaga Project is operated by Onondaga Cogeneration Limited Partnership ("Onondaga"), a New York limited partnership

in which Atlantic Holdings indirectly owns a 100% economic interest. Ownership of the Project has been assigned by Onondaga to Onondaga County Industrial Development Agency to take advantage of certain tax benefits, and ownership is to revert upon request by Onondaga (or upon the occurrence of certain other events). In 2000, the Project's steam supply obligations were terminated. The Project is no longer a QF, but is now an EWG and currently sells its electrical output into the New York Independent System Operator's ("NY ISO") Zone C capacity and energy markets. The Onondaga Project has no outstanding debt.

Capacity and Energy Sales

Power Purchase Agreement

The Project operates as a merchant generation facility unencumbered by any power or steam sales obligations. The Project is located in NY ISO Zone C and dispatches electricity when the day-ahead electricity price exceeds the Project's marginal operating cost. The Project also sells unforced capacity in the NY ISO through administered capacity auctions.

A swap agreement (the "Onondaga Swap") between NIMO and Onondaga has replaced the Project's original PPA. The Onondaga Swap expires on June 30, 2008. The Onondaga Swap is a financial instrument under which NIMO makes monthly payments to Onondaga based upon the differential between an indexed "contract price" and a market reference price for electricity. The indexed contract price fluctuates in relation to the market cost of natural gas and a prescribed index of inflation. The notional quantity of electricity for the purpose of these calculations is fixed for the full 10-year term of the Onondaga Swap.

In May 2004, Onondaga contributed the Onondaga Swap to a newly formed wholly-owned special purpose subsidiary, Onondaga Power Swap Holdings, LLC ("SwapCo"). Onondaga has guaranteed SwapCo's obligations to NIMO under the Onondaga Swap. Also in May 2004, SwapCo entered into commodity hedges with Constellation Energy Commodities Group, Inc. (formerly Constellation Power Source, Inc.), a subsidiary of Constellation Energy Group, Inc., in order to lock in favourable gas, power and capacity pricing under the Onondaga Swap. The hedges extend from June 1, 2004 through June 30, 2008 and remove almost all commodity exposure from the Onondaga Swap through its term.

Fuel Supply Arrangements

Onondaga has entered into three gas transportation agreements to provide natural gas transportation service to the Project, firm arrangements with Dominion Transmission Inc. ("DTI") and ANR Pipeline Company ("ANR") and a limited interruptible arrangement with NIMO. The DTI and ANR contracts provide for fixed monthly demand charges in addition to variable commodity charges based upon the quantity of gas transported. The NIMO transport contract has an annual minimum payment obligation. Under the NIMO transport contract, Onondaga has issued a letter of credit in favour of NIMO in the amount of $550,000. The letter of credit must be maintained during the term of the NIMO transport contract and is cash collateralized.

The Project engaged Sequent Energy Management, L.P. to provide fuel management services for the Project, including fuel purchasing, nominations, scheduling and balancing services. This is a short-term agreement set to expire on March 31, 2005, and will likely be renewed or replaced. Onondaga is permitted to operate each of its combustion turbines on fuel oil instead of natural gas for up to 1,752 hours per year under the terms of the Project's air permit. The Project includes a 380,000 gallon oil storage tank.

Operations & Maintenance

An affiliate of Caithness is responsible for the operations and maintenance of the Project pursuant to one of the Caithness O&M Agreements.

Orlando Project

Description

The Orlando Project, a 126 MW natural gas-fired combined-cycle cogeneration facility located in an industrial park near Orlando in Orange County, Florida, commenced commercial operation in September 1993 as a QF. The Orlando Project is owned by Orlando CoGen Limited, L.P. ("Orlando"), a Delaware limited partnership in which Atlantic Holdings indirectly owns a 50% partnership interest and Northern Star indirectly owns a 50% partnership interest. The Project is situated on a four acre site located adjacent to an air separation facility owned by Air Products and Chemicals, Inc. ("APCI") which serves as the Project's steam off-taker. Orlando sells all of its electric output to Progress Energy and Reedy Creek Improvement District ("Reedy Creek") pursuant to long-term PPAs and chilled water to APCI to improve the efficiency of its air separation unit.

In 1992, Orlando entered into an $84.6 million non-recourse financing due October 2008 to finance the construction of the Project. As at December 31, 2004, approximately $27.7 million in principal remained outstanding under the financing which is expected to be amortized over its remaining term.

Capacity and Energy Sales

Power Purchase Agreements

Orlando has entered into a 30-year contract to sell electrical capacity and energy to Progress Energy which expires on December 31, 2023. Orlando is obligated to sell and deliver a committed capacity of 79.2 MW and has committed to a 93% on-peak capacity factor. Orlando receives a monthly capacity payment based on achieving the on-peak capacity factor and a monthly energy payment based on the total amount of electric energy actually delivered to Progress Energy. The capacity payment is a fixed payment escalating at 5.1% annually and is reduced whenever the on-peak capacity factor is below 93%, calculated on a 12-month rolling average basis. Energy payments are based on the amount of energy delivered during the on-peak hours and off-peak hours during each month.

Orlando has entered into a 20-year contract to sell electrical capacity and energy to Reedy Creek, a municipal district serving the Walt Disney World complex, which expires in 2013. Orlando is obligated to sell and deliver 35 MW of electricity and has committed to a 93% average capacity factor. Orlando receives a monthly capacity payment based on the actual average capacity factor and a monthly energy payment based on the total amount of electric energy actually delivered to Reedy Creek. This PPA may be extended for an additional 10-year term upon the consent of both parties. The capacity payment is a fixed rate that escalates at 4.5% annually and is based upon achieving a 93% average capacity factor (calculated on a three-year rolling average basis). The agreement provides both incentive and penalty provisions for performance above and below a 93% average capacity factor, respectively. Reedy Creek reimburses Orlando for a portion of the Florida Gas reservation charges associated with the firm gas transportation agreement.

Steam Sales Agreement

Orlando has entered into an agreement with Air Products Manufacturing Corporation ("APMC"), a wholly-owned subsidiary of APCI, to supply chilled water to its cryogenic air separation facility. Orlando has the right to deliver up to 35,000 lbs/hr of steam for use in the chiller and does not have any minimum steam delivery requirements beyond the thermal and efficiency requirements required to

maintain QF status pursuant to PURPA. Orlando is required to purchase its nitrogen requirements from APMC, but does not have a minimum purchase requirement. Both the purchase price of nitrogen and the sales price of chilled water produced using steam from the Project are at fixed prices that escalate at the percentage increase/decrease in the producer price index.

Fuel Supply Arrangements

Orlando has entered into 20-year gas supply agreements with Orlando Power Holdings, LLC ("Orlando Power"), indirectly owned by Northern Star, expiring on December 31, 2013. Orlando Power has back-to-back agreements for the purchase and supply of natural gas from Vastar Gas Marketing, Inc. ("Vastar"), which is a wholly-owned subsidiary of BP Energy Company. Under the agreements, which expire on December 31, 2013, Vastar is obligated to provide Orlando Power with Orlando's entire daily natural gas requirement. Orlando's purchase price is tied to the coal-based and fixed escalators used for calculating the energy payments under the PPAs. Orlando also holds a gas supply agreement with TECO which is currently not utilized by the Project. Pursuant to this agreement, Orlando pays TECO for all gas consumed by the Project (whether or not supplied under the agreement with TECO). This agreement may be terminated by Orlando on July 31, 2010.

Orlando has entered into two 20-year gas transportation agreements expiring on July 31, 2010 with Peoples Gas for the delivery of natural gas to the Project. Peoples Gas has entered into 20-year back-to-back agreements with Florida Gas for the delivery of natural gas to the Project. If requested by Orlando, Peoples Gas will use its best efforts to extend or renew its firm transportation agreement with Florida Gas and, if Peoples Gas secures such an extension or renewal, the terms of both gas transportation agreements will be similarly extended. Transportation costs under the agreements are determined by Florida Gas' rate schedule as filed with FERC. These agreements became effective on March 1, 1995 and provide for the transportation of up to 23,600 MMBtu per day to the Project.

Operations & Maintenance

The Project is operated and maintained by an affiliate of Northern Star pursuant to a 30-year operations and administrative services agreement expiring on December 31, 2023. If the Progress Energy PPA is extended beyond December 31, 2023, this agreement may be extended, at the operator's option until December 31, 2033. The operator is compensated on a cost-reimbursement basis plus a fixed general and administrative charge. In addition, the operator is entitled to receive an incentive fee equal to a percentage of the excess of Orlando's operating cash flow after deducting originally anticipated maintenance capital and anticipated debt service. In 1997, Orlando entered into a maintenance agreement with Alstom Power Inc. ("Alstom") pursuant to which Alstom receives a monthly fee from the partnership and additional fees in certain circumstances. The agreement expires upon the completion of the third major inspection and overhaul of the gas turbine which is scheduled to take place in 2005.

The Orlando Project experienced a failure of its main generator step up transformer on June 16, 2004, resulting in a temporary shutdown of the facility. Northern Star has determined that the failure of a high voltage bushing was the cause of the problem. The Project returned to service in August 2004. The Project has been operating normally since its return to service. Insurance proceeds are expected to cover most of the repair cost. Northern Star has advised that it believes that this event falls within the definition of a force majeure event under both the Progress Energy and Reedy Creek PPAs. Discussions are underway with Progress Energy and Reedy Creek regarding the temporary shutdown of the facility and one has been paying lower capacity payments based on its interpretation that the incident is not a force majeure event.

Pasco Project

Description

The Pasco Project, a 109 MW dual fuel, combined-cycle, cogeneration plant located in Dade City, Florida, commenced commercial operations in July 1993 as a QF. The Pasco Project is owned by Pasco Cogen, Ltd. ("Pasco"), a Florida limited partnership in which Atlantic Holdings indirectly holds a 49.9% partnership interest, an affiliate of Dana Corp. holds direct and indirect partnership interests totalling 50.089% and an affiliate of TECO Energy Inc. holds a 0.011% indirect partnership interest. Pasco provides firm capacity and energy to Progress Energy pursuant to a PPA that expires on December 31, 2008. Pasco has a thermal agreement which expires in December 2008 providing for the sale of steam to Pasco Beverage Company ("Pasco Beverage"). The Project is situated on a 2.7 acre site, adjacent to Pasco Beverage's fruit juice processing facility, approximately 45 miles north of Tampa, Florida. The Project site is owned by Pasco Cogen Realty, LP, an affiliate of Pasco, and leased to Pasco pursuant to a site lease which expires in July 2013.

Construction on the Pasco Project was financed with two loans totalling approximately $92.6 million, both due December 31, 2008. As at December 31, 2004, approximately $43.7 million in principal of the term loans remained outstanding which are expected to be amortized over their remaining terms.

Capacity and Energy Sales

Power Purchase Agreement

Electrical output is sold to Progress Energy pursuant to a PPA that commenced in July 1993 and expires on December 31, 2008. Revenues from the sale of electricity consist of a payment for capacity, an energy payment generally comprised of a fuel component, a voltage adjustment and an hourly performance adjustment in addition to a special monthly payment scheduled to end in 2006. Capacity payments are subject to the Project maintaining an on-peak capacity factor of at least 90% during on-peak hours (11 hours daily) on a 12-month rolling-average basis. The Project is subject to reductions in its capacity payments should it not achieve the 90% on-peak capacity factor. Progress Energy applies a performance adjustment when its avoided cost exceeds the Project's firm energy payments. Progress Energy also pays Pasco a special monthly payment scheduled to end in 2006 which is not subject to plant performance requirements.

Steam Sales Agreement

Project steam revenues are earned pursuant to an amended and restated thermal agreement (the "Thermal Agreement") with Pasco Beverage, which commenced on July 1, 1993 and expires in December 2008. Under the Thermal Agreement, Pasco supplies Pasco Beverage or other steam users with steam on an as-available basis.

On December 30, 2004, Pasco Cogen Realty, LP purchased the plant property from Pasco Beverage and associated easement from Cargill, Incorporated and JDR Properties with the easement conveyed to Pasco. Pursuant to a settlement agreement, Pasco Beverage was released from certain outstanding payables to Pasco.

On September 30, 2004, Pasco filed a petition seeking a temporary waiver of QF requirements for calendar year 2004 and 2005 with FERC because the steam demands from the current and new steam users were insufficient to reliably maintain QF status. The FERC granted the waiver to the Project for the 2004 and 2005 calendar years, which will allow Pasco the time needed to complete the installation of water distillation equipment so it can sell distilled water to counterparties commencing in 2005 and retain its QF status. The estimated cost of the distillation system is $2.0 million and the Project has reserved

sufficient cash to fund its installation. Steam sales under the Thermal Agreement, along with steam used for distilled water sales, will allow Pasco to meet the FERC QF standards beginning in 2006.

Fuel Supply Arrangements

An affiliate of Duke, is the primary natural gas supplier for Pasco pursuant to a gas supply agreement which terminates in June 2008. Duke provides natural gas at a price that is adjusted monthly to track the PPA's pricing factors, including energy and capacity based components. Pasco is required to make certain payments if at least 80% of the maximum daily quantity specified in the gas supply agreement is not purchased each month. Pasco has not taken the minimum quantity since 2000; however, to date, Duke has not assessed any penalties.

The gas for the Project is transported using firm capacity on the Florida Gas system and interruptible capacity on the Peoples Gas pipeline, from the receipt points on the Florida Gas pipeline to the plant. The gas transportation arrangements expire between 2008 and 2010.

Operations & Maintenance

An affiliate of Caithness is responsible for the operations and maintenance of the Project pursuant to one of the Caithness O&M Agreements.

Rumford Project

Description

The Rumford Project, a 85 MW multi-fuel (coal, wood waste and tire-derived fuel) circulating fluidized bed boiler cogeneration facility located in the town of Rumford, Maine, commenced commercial operation in May 1990 as a QF. The Rumford Project is owned by Rumford Cogeneration Company Limited Partnership ("Rumford"), a Maine limited partnership in which Atlantic Holdings indirectly owns a 24.3% limited partnership interest (an estimated 21.5% economic interest) through its ownership of Teton Funding and an estimated 1.7% economic interest in Rumford through its indirect 18.9% ownership of Javelin, which indirectly owns a 10.2% limited partnership interest (an estimated 9% economic interest) in the Project. Other interests in Rumford are owned by: MeadWestvaco Corporation ("Mead") indirectly through its 30% general partnership interest held by its affiliate, Rumford Cogeneration Inc. ("RCI"); Central Vermont Public Service Corporation indirectly through its 15.1% limited partnership interest; Sojitz Corporation of America indirectly through its 10.2% limited partnership interest; and Dominion Resources, Inc. indirectly through its 10.2% limited partnership interest. Cash distributions from the Project are split among the partners based on after-tax return hurdles. The Project was constructed for the dual purpose of supplying steam and electricity to an adjacent paper mill owned by a subsidiary of Mead and electricity to Central Maine Power Company ("Central Maine"). Rumford leases the site from Mead and the Project is situated adjacent to the paper mill pursuant to a lease expiring on December 31, 2020. Rumford has no outstanding debt. RCI has an assignable option to purchase all of the limited partnership interests in Rumford at a pre-determined price so that upon completion of any exercise of this option, RCI or any assignee would own 100% of Rumford. This option may be exercised on December 31 of each year until December 31, 2014. The option price is four times the average of the net pre-debt service cash flow over the four years preceding the option exercise date (after removing the lowest figure of the four).

A company controlled by Cerberus Capital Management, L.P. is in the process of acquiring Mead's interest in Rumford and the paper mill adjacent to the Project. This transaction is scheduled to close on April 30, 2005.

Capacity and Energy Sales

Power Purchase Agreements

Rumford has a 15-year PPA that expires on December 31, 2005 to sell electric energy to Central Maine. Central Maine had the option to extend the term of the PPA for three successive five-year periods, but allowed the option to expire unexercised on July 1, 2004. During the remaining term of the Central Maine PPA, Rumford receives an energy payment based on the sale of 75 MW of power at rates that increase in accordance with a fixed price schedule.

Rumford's performance obligations consist of the achievement of an on-peak capacity factor of at least 45% during any 12-month period and the delivery of at least 487,620 MWh annually to Central Maine. A failure to achieve the minimum on-peak capacity factor can result in a termination of the PPA and the payment of liquidated damages to Central Maine while a failure to achieve the annual minimum results in the payment of liquidated damages to Central Maine. Further, failure to achieve an on-peak capacity factor of at least 80% during any 12-month period can result in a reduction in the rate paid to Rumford for all deliveries of electricity under the PPA.

Rumford has a long-term contract to sell electric energy to Mead that expires on December 31, 2020. The price for energy delivered to Mead pursuant to the PPA is based on the price of steam per MMBtu in the high-pressure steam agreement (described below) and the average rate paid by Mead for electricity purchased from Central Maine.

Rumford is currently evaluating certain power sales options available to it upon the expiration of the Central Maine PPA, including selling up to the Project's maximum output of 85 MW to the adjacent paper mill owned by a subsidiary of Mead. The existing contract with the mill allows for the sale of power to the mill should the Central Maine PPA terminate for any reason. Discussions relating to the potential energy rate under this scenario are in the preliminary stages. Another option being evaluated is the sale of electric energy in the merchant market. However, if subsequent power sales arrangements are not available at prices that permit the operation of the Project on a profitable basis, the Rumford Project may temporarily or permanently cease operations.

Steam Sales Agreements

Rumford has entered into a high-pressure steam purchase agreement with Mead for the sale of steam through December 31, 2020. Under the agreement, Rumford is required to purchase all of the high-pressure steam generated by the "C" recovery boiler of the paper mill (net of Mead's needs for 700 psig steam). Prior to 2003, the price of steam sold to Rumford pursuant to the high-pressure steam sales agreement was a fixed price with an adjustment mechanism that responded to changes in the prices paid by Rumford for fuel, bed medium and ash disposal services. In December 2002, the steam price became fixed and will remain fixed for the remaining term of the agreement.

Rumford has entered into a low-pressure steam sales agreement with Mead for the sale of low-pressure steam to Mead through December 31, 2020. Under the agreement, Mead is required to purchase all of the low-pressure steam generated by the Rumford Project (not to exceed Mead's needs for low-pressure steam). In any event, Mead is obligated to purchase a sufficient quantity of steam to allow Rumford to maintain the Project's status as a QF. Prior to 2003, the price of steam sold to Mead pursuant to the low-pressure steam sales agreement was a fixed price with an adjustment mechanism that responded to changes in the prices paid by Rumford for fuel, bed medium and ash disposal services. In December 2002, the steam price became fixed and will remain fixed for the remaining term of the agreement.

Fuel Supply Arrangements

Subsidiaries of Mead have entered into a coal supply agreement with Massey Coal Sales Company, Inc. for all of the Project's coal supply requirements. This agreement was assigned to Rumford as of November 15, 2004. The price of coal pursuant to this agreement may be adjusted due to (i) changes in costs for both rail and ocean barge transportation rates; and (ii) a failure to meet certain quality specifications. Delivery of the coal takes place at the Merrills Marine Terminal in Portland, Maine and coal is transported via rail to the plant site pursuant to an agreement with Maine Central Railroad/Springfield Terminal Railway Company. This agreement has expired but the supplier is still supplying transport services and the parties are currently negotiating an extension.

Pursuant to a long-term agreement with Mead and subject to certain quality specifications, Rumford purchases all chips, bark, dust and other forms of wood created by the operation of the mill that cannot be economically utilized in the operation of Mead. In addition, Rumford purchases other forms of waste wood on a spot basis from third party suppliers.

Subsidiaries of Mead have entered into a fixed-price agreement with Sprague Energy Corporation for the purchase of tire-derived fuel that expires in March 2006. Tire-derived fuel typically accounts for between 8.5% and 11.5% of the fuel utilized in the operation of the Project.

Operations & Maintenance

The Rumford Project is operated and managed by an affiliate of Mead subject to the direction and control of the general partner. The management agreement expires on December 31, 2020. The operator receives an operating fee and is eligible for an incentive fee based on production under the Central Maine PPA.

Selkirk Project

Description

The Selkirk Project, a 345 MW dual-fuel, combined-cycle, cogeneration plant located in the Town of Bethlehem in Albany County, New York, commenced commercial operation in 1994 as a QF. The Selkirk Project is owned by Selkirk Cogen Partners, L.P. ("Selkirk"), a Delaware limited partnership in which Atlantic Holdings estimates that it is entitled to an 18.5% economic interest in the cash flow and NEGT, Cogentrix Energy, Inc., affiliates of The McNair Group and Fort Point Power LLC (an affiliate of ArcLight) own the remainder. Each of the Selkirk partners has an interest in cash distributions by Selkirk which changes when certain Selkirk partners achieve a specified return on their contributions to Selkirk. The cash distributions are divided into three levels: (i) distributions in fixed amounts payable to the Selkirk partners in proportion to their equity contributions during an initial period extending until such specified return is achieved (the "Selkirk Level I Distributions"); (ii) distributions of the Selkirk available cash remaining after payment of the Selkirk Level I Distributions; and (iii) distributions after the expiration of such initial period. The 15.7 acre project site is leased by Selkirk from GE and is situated adjacent to a GE plastics manufacturing plant. The Project includes two units: Unit I sells output to both NIMO and third parties; and Unit II sells output to Consolidated Edison, Inc. ("Consolidated Edison"). Steam is sold to GE. Pursuant to the right of first offer granted to Atlantic Holdings by Fund I, Atlantic Holdings has the right to acquire an additional economic interest in the cash flow of the Selkirk Project currently held by Fund I through Fort Point Power LLC currently estimated at approximately 22.8%.

On December 12, 1994, Selkirk refinanced its existing debt with the issuance by Selkirk Cogen Funding Corporation, a wholly-owned subsidiary of Selkirk, of $165 million of 8.65% First Mortgage Bonds due 2007 and $227 million of 8.98% First Mortgage Bonds due 2012. As at December 31, 2004, approximately $312.3 million in aggregate remained outstanding on the bonds, which is expected to be amortized over the remaining term of the respective bonds. Under Selkirk's financing agreements, Selkirk

did not satisfy certain conditions with respect to the extension or replacement of its firm gas supply agreements by December 26, 2004, so cash otherwise available for distribution to Selkirk's partners is being deposited into a separate account until the balance in the account is sufficient to fund all scheduled principal repayments on Selkirk's outstanding bonds from June 26, 2010 through June 26, 2012. Selkirk has successfully extended three of the four contracts and is having discussions with potential suppliers for the fourth contract. Upon entering into or extending the fourth contract that is satisfactory to the lenders, the requirement to trap otherwise distributable cash will be lifted and the cash being held in the separate account will be released and available for distribution to the partners.

Capacity and Energy Sales

Power Purchase Agreements

Selkirk has a PPA that expires on July 1, 2008 to sell electric capacity and energy from Unit I to NIMO. The Unit I PPA provides for a monthly contract payment which is comprised of four indexed pricing components: a capacity payment, an energy payment, a transportation payment and an operations and maintenance payment. The capacity payment, transportation payment, operations and maintenance payment and a fixed portion of the energy payment are payable regardless of whether Selkirk sells energy or capacity. The variable portion of the energy payment varies with the quantities of energy and capacity actually sold. Selkirk retains the right to sell Unit I energy and associated capacity at the prevailing market price which mitigates the impact of any payments that may be required to be made during periods of high market prices. NIMO has a right of first refusal to purchase energy and/or capacity up to the applicable monthly contract quantity during the term of the Unit I PPA at the market energy price and, if applicable, the market capacity price.

Selkirk also has a PPA to sell electric capacity and energy from Unit II to Consolidated Edison. This PPA expires on September 1, 2014, subject to a 10-year extension at the option of Consolidated Edison under certain conditions. The Unit II PPA provides for a capacity payment, a fuel payment, an operations and maintenance payment and a wheeling payment. The capacity payment, a portion of the fuel payment, a portion of the operations and maintenance payment and the wheeling payment are fixed charges to be paid on the basis of plant availability.

Steam Sales Agreement

Selkirk is obligated to sell up to 400,000 lbs/hr of thermal output of Units I and II for use as process steam at the GE plant located adjacent to the Project through September 1, 2014. Selkirk charges GE a nominal price for steam in an amount up to the annual equivalent of 160,000 lbs/hr during each hour in which the GE plant is in production. Steam sales in excess of this amount are priced at GE's avoided variable direct cost, subject to an annual "true-up" to ensure that GE receives the annual equivalent of the discounted quantity at nominal pricing. GE is required to purchase the minimum thermal output necessary for Selkirk to maintain its QF status.

Fuel Supply Arrangements

To supply natural gas for Unit I, Selkirk has entered into a gas supply agreement expiring on November 1, 2007 with Paramount Resources Ltd. on a firm 365-day per year basis. To supply natural gas for Unit II, Selkirk entered into gas supply agreements with Imperial Oil Resources Limited, EnCana Corporation and Canadian Forest Oil Ltd. (formerly Producers Marketing Ltd.). In the fourth quarter of 2004, each of the Unit II gas supply agreements was restructured and extended through October 31, 2014.

Long-term contracts for the transportation of Units I and II natural gas volume on a firm 365-day per year basis have been executed with TransCanada Pipelines Limited, Iroquois Gas and Tennessee Gas. Each of the Unit I and II gas transportation contracts expire on November 1, 2012 and November 1, 2014, respectively.

Units I and II have the capability to operate on fuel oil and are able to switch fuel sources from natural gas to fuel oil and back without interrupting the generation of electricity. Selkirk's air permit allows the facility to burn oil for a maximum of 2,190 hours per year at full capacity. The Project has on-site storage for approximately 910,000 gallons of fuel oil, a supply sufficient to run all three combustion turbines for one and one half days at full capacity without refilling. The Project site is approximately five miles from the Port of Albany, New York, a major oil terminal area. Additionally, several major oil companies supply fuel oil in the Albany area through leased storage or throughput arrangements.

Operations & Maintenance

GE operates the Selkirk Project under an operations and management agreement expiring on October 31, 2007. The agreement provides for a fixed fee, a pass-through of management costs and a performance bonus. Management services for Selkirk are provided by JMCS I Management, Inc. ("JMCS"), an affiliate of NEGT, under an administrative services agreement. The term of the agreement is 20 years and expires in September 2014 unless terminated earlier in accordance with its terms. JMCS is entitled to compensation under the agreement which is subject to renegotiation every four years and provides for the full recovery of JMCS' actual costs and properly allocated overhead plus a reasonable fee which must be approved by all of the Selkirk partners.

A subsidiary of Goldman Sachs has acquired NEGT's indirect ownership interest in Selkirk and the management contract with the Selkirk Project.

Stockton Project

Description

The Stockton Project is a 55 MW solid fuel-fired cogeneration facility located in Stockton, California that commenced commercial operation in March 1988 as a QF. The Stockton Project is owned by Stockton CoGen Company ("Stockton"), a California general partnership in which Atlantic Holdings indirectly holds a 50% partnership interest and APCI holds a 50% partnership interest. The majority of the Project's electricity is sold under a 20-year PPA with PG&E that expires in February 2008. In addition, steam and electric energy are supplied to Corn Products International, Inc. ("Corn Products") under a 20-year energy supply contract expiring in February 2008. The Project is located adjacent to Corn Products' corn wet-milling plant on a 9.5 acre industrial site that is leased from Corn Products. A ground lease was executed in 1986 with a base lease term of 20 years, which runs the duration of the Corn Products energy supply contract. Stockton has the option of extending the site lease term for a period of five years at the maturity of the Corn Products energy supply contract term. The Stockton Project has no outstanding debt.

Capacity and Energy Sales

Power Purchase Agreements

Stockton has two purchase agreements for electrical output from the Project: (i) the PG&E PPA, which is a 20-year energy and capacity PPA that expires in February 2008; and (ii) the Corn Products energy supply contract, which provides for the sale of both electricity and steam and is for a term of 20 years coinciding with the PG&E PPA.

Electric power generated by the Stockton Project is sold to PG&E pursuant to a PPA expiring in 2008. The PG&E PPA provides for monthly capacity and energy payments, and Stockton is entitled to receive a performance bonus if the average on-peak capacity factor, net of allowed forced outages and scheduled maintenance outages, exceeds 85%. The PPA also provides for an annual average energy price through July 15, 2006, subject to time of use adjustments. After July 15, 2006, the Manager believes the energy price will change to PG&E's short-run avoided cost calculated in accordance with a short-run

avoided cost formula adopted by the California Public Utilities Commission, whose calculation of short-run avoided cost primarily takes into account spot natural gas prices.

Steam Sales Agreement

Under the Corn Products energy supply contract, the Stockton Project supplies up to 130,000 lbs/hr of steam and 6,200 kW of electricity to the Corn Products facility. Corn Products pays Stockton a monthly base product charge. The Corn Products energy supply contract requires Corn Products to pay monthly energy charges for back-up steam and electric power, provided the Project has satisfied its minimum requirement for availability.

Fuel Supply Arrangements

The Project's boiler system is capable of burning several solid fuels, including coal, petroleum coke and tire-derived fuel. This diverse solid fuel mix provides opportunities to source fuel from several suppliers and provides cost advantages through controlled blending for optimal performance. Stockton has experienced success in blending fuels to minimize cost and maintain efficiency.

Stockton purchases coal from two coal supply contracts that expire in December 2005 and September 2006 (with an option to extend to December 31, 2006). Stockton also blends petroleum coke with coal to reduce fuel costs and has one and two-year contracts with two major northern California suppliers of coke expiring on December 31, 2005 and March 31, 2006. Although petroleum coke does have a higher sulfur content than most coals, the Project can incorporate it up to 45% (by volume) into the overall fuel supply and still operate within its air quality permit emissions requirements.

The Project also utilizes tire-derived fuel for up to 10% of its fuel mixture. Tire-derived fuel has a high carbon content and provides an excellent source of lower-cost energy for the Project. Stockton purchases tire-derived fuel from Golden By-Products, Inc. under an agreement that expires on December 31, 2005. This contract has been in place since April 1999. It had an original term of three years and is renewable annually subject to mutual agreement on price and quantity of tire-derived fuel.

As an alternative to landfill disposal, Stockton has established programs with several local companies for the beneficial reuse of a majority of the ash produced by the Project. Stockton also maintains existing waste hauling and landfill disposal contracts for excess volumes of ash not utilized in beneficial reuse.

Operations & Maintenance

Air Products Energy Enterprises, L.P. ("APEE") a wholly-owned subsidiary of APCI, provides all operating, maintenance and administrative services for the Stockton Project. APEE receives an operating fee, adjusted annually based on inflation and labour indices, for a defined list of costs and expenses incurred. APEE can also earn an annual incentive fee based on Project cash flow which provides an incentive for APEE to control operating costs and maintain high project reliability.

Topsham Project

Description

The Topsham Project is a 14 MW hydroelectric facility located on the Androscoggin River at the Pejepscot dam near Topsham, Maine and commenced commercial operation in 1987 as a QF. The Topsham Project is leased and operated by Topsham Hydro Partners Limited Partnership ("Topsham"), a Minnesota limited partnership. A 100% undivided interest in the Topsham Project and a 100% undivided site interest in the Topsham Project site is owned by a financial institution, in its capacity as owner trustee for the benefit of a subsidiary of Atlantic Holdings (50%) and DaimlerChrysler Services North America LLC (50%) as owner participants. Electrical output is sold to Central Maine under a PPA that expires in

2011. The following discussion deals only with the lease arrangements as they relate to the Atlantic Holdings indirect interest. Pursuant to a sale and lease back transaction, Topsham leases both the 50% Project and 50% site interest until November 17, 2011. At the end of the initial term, or any renewal term, as the case may be, of the Atlantic Holdings lease, Topsham has the option to renew the lease either for a period of two to 15 years at 50% of the average rate for the initial lease term or for a period of two years to as long as December 2070 at the market rate at time of renewal. Further, Topsham has the option to purchase both the Atlantic Holdings 50% Project and site interests on the last day of the initial term or any renewal term. Lease payments made by Topsham are based on certain Project operating cash flows. Certain of such payments are used to pre-pay amounts due under the note used to finance construction of the Project and are applied against a lease balloon payment due in November 2011.

A portion of the monies used to purchase the Project and site interests was borrowed from a financial institution and a secured note was issued representing this indebtedness. Indebtedness under this note is due November 17, 2011. As at December 31, 2004, approximately $7.0 million remained outstanding under the note.

Capacity and Energy Sales

Power Purchase Agreement

Electrical output from the Topsham Project is sold to Central Maine pursuant to a PPA terminating on December 31, 2011. Central Maine has the option to terminate the PPA as of December 31, 2006 through 2010 if, as of December 31, 2005, 2006, 2007, 2008 or 2009, Central Maine does not have the sole right to provide electric service to customers in its now existing franchise territory who account for at least 50% of the total load being serviced on the applicable option date by all suppliers in the territory. If Central Maine exercises this termination option, Central Maine must make a termination payment to Topsham on the effective date of the termination.

Central Maine is required to pay for power generated by the Topsham Project based on a fixed-price schedule through December 2011.

Operations & Maintenance

Topsham operates the Project and provides all general and administrative services for the Project pursuant to an operation agreement in effect until the earlier of December 31, 2027 or upon Topsham becoming the owner of 100% of the Project and the site, subject to renewal or earlier termination.

THE ISSUER

The Issuer is a corporation incorporated under the *Business Corporations Act* (Ontario).

Description of IPSs

General

As at December 31, 2004, there were 36,800,000 IPSs issued and outstanding. Each IPS represents: (a) one Common Share; and (b) Cdn$5.767 aggregate principal amount of Subordinated Notes.

The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a stock split, recombination or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.

Voluntary Separation and Recombination

At any time after the 45th day following the date of closing of the initial public offering of the Issuer or upon the occurrence of a change of control of the Issuer, holders of IPSs may separate their IPSs into the Common Shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of Common Shares and Subordinated Notes may, at any time, recombine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution.

Automatic Separation

Upon the occurrence of any of the following, the IPSs will be automatically separated into the Common Shares and Subordinated Notes represented thereby:

- with respect to any holder of IPSs, acceptance by such holder of the Issuer's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of the Issuer;
- exercise by the Issuer of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption;
- the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; or
- if CDS is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository.

Book-Entry Settlement and Clearance

General

CDS acts as securities depository for the IPSs, the Subordinated Notes and the Common Shares represented by the IPSs, which are referred to collectively as the "Securities". The IPSs and the Subordinated Notes and the Common Shares represented by the IPSs are represented by one or more global notes and global stock certificates. The global notes and global stock certificates are issued as fully-registered in book-entry only form in the name of CDS or its nominee, CDS & Co. If an investor intends to purchase IPSs, an investor must do so through direct and indirect CDS participants. The participant through which a purchase is made will receive a credit for the applicable number of IPSs on CDS's records. The ownership interest of each actual purchaser of the applicable security, referred to as a "beneficial owner", is to be recorded on the participant's records. Beneficial owners will not receive written confirmation from CDS of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the CDS participant through which the beneficial owner entered into the transaction.

All interests in the Securities are subject to the operations and procedures of CDS. The following is a summary of those operations and is provided by the Issuer solely for convenience. The operations and procedures of each settlement system may be changed at any time. The Issuer is not responsible for those operations and procedures.

To facilitate subsequent transfers, all Securities deposited by direct CDS participants are registered in the name of CDS. The deposit of Securities with CDS and their registration in the name of CDS effect no change in beneficial ownership. CDS has no knowledge of the actual beneficial owners of the Securities. CDS's records reflect only the identity of the direct CDS participants to whose accounts such Securities are credited, which may or may not be the beneficial owners. The CDS participants will remain responsible for keeping account of their holdings on behalf of their customers.

Transfers of ownership interests in the Securities are effected by entries made on the books of the CDS participants acting on behalf of beneficial owners. Beneficial owners of Securities will not receive certificates representing their ownership interests in the applicable Security except in the event that use of the book-entry only system for the Securities is discontinued.

Cross-market transfers between CDS participants, on the one hand, and the Depositary Trust Company ("DTC") participants, on the other hand, will be effected within CDS through DTC. To deliver or receive an interest in Securities held in a DTC account, an investor must send transfer instructions to DTC under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, DTC will send instructions to its CDS depositary to take action to effect final settlement by delivering or receiving interests in the Securities in CDS and making or receiving payment under normal procedures for same-day funds settlement applicable to CDS. DTC participants may not deliver instructions directly to the CDS depositary that is acting for DTC.

Conveyance of notices and other communications by CDS to direct participants, by direct participants to indirect CDS participants, and by CDS participants to beneficial owners is governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The Issuer and the Trustee under the Indenture make any payments on the Common Shares and Subordinated Notes to CDS. CDS's practice is to credit direct CDS participants' accounts on the payment date in accordance with their respective holdings shown on CDS's records unless CDS has reason to believe that it will not receive payment on the payment date. Payments by CDS participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of CDS, the Issuer or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

The Issuer and the Trustee under the Indenture are responsible for the payment of all amounts to CDS. CDS is responsible for the disbursement of those payments to its participants, and the participants are responsible for disbursements of those payments to beneficial owners.

CDS may discontinue providing its service as securities depository with respect to the IPSs, the Common Shares or the Subordinated Notes at any time by giving reasonable notice to the Issuer and the Trustee under the Indenture. If CDS discontinues providing its service as securities depository with respect to the IPSs and the Issuer is unable to obtain a successor securities depository, the beneficial owners will automatically take a position in the Common Shares and Subordinated Notes represented by the IPSs and the Issuer will print and deliver certificates representing Common Shares and Subordinated Notes to the beneficial owners or their nominees. If CDS discontinues providing its service as securities depository with respect to the Common Shares or Subordinated Notes and the Issuer is unable to obtain a successor securities depository, the beneficial owners will automatically take a position in the securities and the Issuer will print and deliver certificates for the Common Shares and Subordinated Notes to the beneficial owners or their nominees.

The Issuer has the option of discontinuing the registration of any of the Securities through the book-entry only system at any time. In the event that the Issuer decides to discontinue use of the system of book-entry only system for any of the Securities, the Issuer will print and deliver certificates for the Common Shares and Subordinated Notes to the beneficial owners or their nominees.

The information in this section concerning CDS and CDS' book-entry only system has been obtained from sources that the Manager believes to be reliable, including CDS, but the Issuer takes no responsibility for its accuracy.

The Issuer will not have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:

- the accuracy of the records of CDS, its nominee, or any participant, as to any ownership interest in the Securities; or
- any payments to, or the providing of notice to, participants or beneficial owners.

Separation and Recombination

Any voluntary or automatic separation of IPSs, and any subsequent recombination of IPSs from Subordinated Notes and Common Shares, are to be accomplished by entries made by the CDS participants on behalf of beneficial owners. In any such case, the participant's account through which a separation or recombination is effected will be credited and debited for the applicable securities on CDS's records.

Procedures Relating to Subsequent Issuances

The Indenture and the agreements with CDS provide that, in the event there is a subsequent issuance of Subordinated Notes, the terms of the newly issued Subordinated Notes (including interest and maturity) will be identical in all material respects to the previously issued Subordinated Notes and all such Subordinated Notes will be traded under the same CUSIP number. Any such subsequently issued Subordinated Notes may be issued at a discount or premium to the stated principal amount.

Description of Share Capital

The authorized share capital of the Issuer consists of an unlimited number of Common Shares. As at December 31, 2004, there were 36,800,000 Common Shares issued and outstanding, all of which were represented by IPSs sold pursuant to the Issuer's initial public offering and over-allotment option.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of the Issuer and are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

Description of Subordinated Notes

General

As at December 31, 2004, \$206,927,000 (Cdn\$248,726,600) aggregate principal amount of Subordinated Notes were outstanding. \$176,560,000 (Cdn\$212,225,600) of such Subordinated Notes were represented by IPSs issued pursuant to the Issuer's initial public offering and over-allotment option, and 33,367,000 (Cdn\$36,501,000) of such Subordinated Notes were sold separately by private placement.

The Subordinated Notes were issued under the Indenture. The following is a brief summary of the terms of the Indenture and is subject to, and is qualified in its entirety by, all the provisions of the Indenture, which is specifically incorporated herein by reference. The Indenture can be found on SEDAR at www.sedar.com.

Market

In certain circumstances, the Subordinated Notes and Common Shares represented by the IPSs will separate. There is no market through which such Subordinated Notes may be sold and purchasers may not be able to resell Subordinated Notes purchased by them.

Interest Rate

The interest rate on the Subordinated Notes is 11.0% per annum. Payments of interest, to the extent permitted by law, not made when due, will bear interest from the date such payment was due until paid at a default rate of 13.0% per annum.

Record and Payment Dates

Interest is paid monthly in arrears on the last business day of each month to holders of record on the last business day of the preceding month.

Maturity Date

The Subordinated Notes will mature on November 18, 2016.

Principal Repayment

The Subordinated Notes provide for the payment of interest only until the end of the term of the Subordinated Notes, at which time the principal balance will be payable by the Issuer.

Optional Redemption

On or after November 18, 2009, the Issuer may redeem the Subordinated Notes, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days' notice, for cash, at a redemption price equal to: (i) 105% of the principal amount of Subordinated Notes being redeemed where the redemption occurs on or after November 18, 2009 but before November 18, 2011; (ii) 104% of such amount where the redemption occurs on or after November 18, 2011 but before November 18, 2013; (iii) 103% of such amount where the redemption occurs on or after November 18, 2013 but before November 18, 2014; (iv) 102% of such amount where the redemption occurs on or after November 18, 2014 but before November 18, 2015; and (v) 101% of such amount where the redemption occurs on or after November 18, 2015 but before November 18, 2016, together with, in each case, accrued but unpaid interest to the date of redemption. Any exercise by the Issuer of its option to redeem Subordinated Notes, in whole or in part, will result in an automatic separation of the IPSs into Common Shares and Subordinated Notes.

Change of Control

Upon the occurrence of a change of control, the Issuer will be required to make an offer to each holder of Subordinated Notes to repurchase that holder's Subordinated Notes at a price equal to 101% of the principal amount of the Subordinated Notes being repurchased, plus any accrued but unpaid interest to the date of repurchase. However, a holder of IPSs will not be able to have its Subordinated Notes repurchased unless such holder surrenders the IPSs to the depository, and receives delivery of the Common Shares and Subordinated Notes represented thereby.

Security and Guarantees

The Subordinated Notes are secured by a pledge of the Issuer's membership interests in Atlantic Holdings and are guaranteed by Atlantic Holdings and certain of its direct and indirect, wholly-owned subsidiaries including, among others, Onondaga Cogeneration L.P. The guarantee of Atlantic Holdings is secured by a pledge of its membership interests in the Project Holding Entities and the guarantees of certain of Atlantic Holdings' direct and indirect wholly-owned subsidiaries are secured by pledges of the membership interests or other securities they hold in subsidiary entities subject to the provisions of agreements governing or affecting interests in such subsidiaries which may restrict or prevent pledges in certain cases.

Onondaga Cogeneration L.P.'s guarantee of the Subordinated Notes is secured by a pledge of certain of the Onondaga Project assets. None of the other Project Operating Entities have provided a guarantee of the Subordinated Notes and none of the other Project assets are pledged to secure a guarantee of, or indebtedness under, the Subordinated Notes.

Ranking

The Subordinated Notes are secured subordinated indebtedness of the Issuer and are subordinated in right of payment, as set forth in the Indenture, to all existing and future secured senior indebtedness of the Issuer, including the Issuer's guarantee of Atlantic Holdings' obligations under the Credit Facility, but rank senior to all unsecured indebtedness of the Issuer (including trade payables).

The indebtedness evidenced by each secured guarantee of the Subordinated Notes is secured subordinated indebtedness of each guarantor, and is subordinated in right of payment, as set forth in the Indenture, to all existing and future senior indebtedness of each such guarantor, including the Credit Facility, but ranks senior to any unsecured indebtedness of each such guarantor (including trade payables).

Indebtedness evidenced by each unsecured guarantee of the Subordinated Notes is unsecured subordinated indebtedness of each such guarantor and is subordinated in right of payment, as set forth in the Indenture, to all existing and future secured indebtedness of such guarantor, including the Credit Facility, and ranks *pari passu* in right of payment with all existing and future unsecured indebtedness of each such guarantor (including trade payables).

Restrictive Covenants

The Indenture contains covenants with respect to the Issuer that restrict:

- the incurrence of additional indebtedness;
- the payment of dividends on, and repurchase of, Common Shares;
- a number of other types of payments, including investments;
- specified sales of assets;
- specified transactions with affiliates;
- the creation of a number of liens; and
- consolidations, mergers and transfers of all or substantially all of the Issuer's assets.

The limitations and prohibitions described above are subject to a number of important qualifications and exceptions described in the Indenture.

Limitations on ERISA Plan Ownership

To avoid having the Issuer become subject to the fiduciary and prohibited transaction provisions of ERISA and Section 4975 of the Code, at no time may the IPSs, Subordinated Notes or Common Shares be beneficially owned by any "ERISA Plan" (which includes plans subject to such statutory provisions and entities that, by regulation, are deemed to hold assets of such plans). Any transferee of beneficial ownership of IPSs, Subordinated Notes or Common Shares (whether by initial purchase or subsequent transfer) will be deemed to represent to the Issuer that it is not an ERISA Plan. Any purported transfer (whether or not the result of a transaction entered into through the facilities of the Toronto Stock Exchange) that, if effective, would result in any ERISA Plan beneficially owning any IPSs, Subordinated Notes or Common Shares will be void from the date of the purported transfer, and the ERISA Plan that pursuant thereto would purport to have beneficial ownership of the IPSs will not acquire any interest in

the IPSs, Subordinated Notes or Common Shares. In the event of such a purported transfer, such IPSs, Subordinated Notes or Common Shares will be transferred to a trust created by the Issuer and sold. The ERISA Plan will not have any beneficial interest in the trust, and the ERISA Plan's sole right with respect to the IPSs, Subordinated Notes or Common Shares that were the subject of the purported transfer to the ERISA Plan will be to receive the net proceeds of sale of such IPSs, Subordinated Notes or Common Shares by the trust. The Issuer may require any person who attempts to acquire IPSs, Subordinated Notes or Common Shares or who otherwise is purported to beneficially own IPSs, Subordinated Notes or Common Shares, to provide a written statement or affidavit to the Issuer stating such information as the Issuer may request in order to determine whether such person is an ERISA Plan or not.

The Indenture contains substantively identical provisions concerning prohibitions on ERISA Plan ownership of the Subordinated Notes as described above, including the right to compel an ERISA Plan to dispose of the Subordinated Notes.

Limitation on U.S. Resident Ownership

The articles of incorporation of the Issuer provide that at no time may more than 100 U.S. persons (as determined by the Issuer) be the beneficial owners of the Issuer's securities, nor may any U.S. person be the beneficial owner of more than 10% of the IPSs, the Subordinated Notes or the Common Shares. The Issuer may require declarations as to the jurisdictions in which beneficial owners of the Issuer's securities are resident. If the Issuer becomes aware that either of the foregoing limitations may be contravened, the transfer agent and registrar of the Issuer will make a public announcement and will not accept a subscription for the Issuer's securities from or issue or register a transfer of the Issuer's securities to a person unless the person provides a declaration that the person is not a U.S. person. If, notwithstanding the foregoing, the Issuer determines that more than 100 U.S. persons are beneficial owners of any class of the Issuer's securities (on either a non-diluted or fully-diluted basis), the Issuer may send a notice to the U.S. holders of such securities, chosen in inverse order to the order of acquisition or registration or in any manner as the Issuer may consider equitable and practicable, requiring them to sell their securities or a portion of their securities within a specified period of not less than 10 days. If the holders of the Issuer's securities receiving the notice have not sold the specified number of securities, or provided the Issuer with satisfactory evidence that they are not U.S. persons within that period, the Issuer may, on behalf of those holders of the Issuer's securities, sell those securities, and, in the interim, will suspend the voting and distribution rights attached to those securities. Upon that sale, the affected holders will cease to be holders of the securities, and their rights will be limited to receiving the net proceeds of the sale.

Limitation on Ownership by Electric Utilities and Others

The Projects include QFs that qualify under FERC's rules implementing PURPA and EWGs under PUHCA with market-based rates on file with FERC pursuant to the *United States Federal Power Act*, as amended (the "FPA"). Ownership of the Issuer must be restricted in order to continue to satisfy FERC's ownership criteria for QFs and to ensure that the Projects with market-based rates on file with FERC comply with representations made to FERC, and continue to qualify for market-based rates. Such ownership restrictions generally relate to persons or companies having equity ownership or operation of certain utility assets in the U.S. or affiliation with an entity that owns or operates such assets. As a result, the articles of incorporation of the Issuer provide that no U.S. entity (other than entities that have made certain regulatory filings such as Teton Holdings) may hold more than 10% of the IPSs or Common Shares. In addition, should any entity wish to hold more than 5% but less than 10% of the IPSs or Common Shares, that entity must agree to cooperate with the Issuer and provide information necessary to make any filings with FERC that may be required pursuant to the FPA. Further, the articles of incorporation of the Issuer provide that no person may own IPSs or Common Shares if such person (i) is engaged primarily in the electric or gas business; (ii) is otherwise affiliated with any franchised electric utility; (iii) has controlling ownership interests in any electric generating, transmission, or distribution facilities; (iv) is affiliated with any power marketers; (v) is a "public-utility company" or a "holding

company" or an "associate company", "affiliate", or "subsidiary company" of a "holding company" as each term is defined in section 2(a) of PUHCA; (vi) is subject to regulation under PUHCA; (vii) is subject to regulation as a "public utility" under the FPA; or (viii) is subject to regulation with respect to rates or to financial or organizational matters as an electric utility, public utility, or public service company or corporation under the laws of any state unless such person satisfies the Issuer that the ownership of the IPSs or Common Shares by such person will not adversely affect the Projects' qualification for QF status under FERC's rules implementing PURPA, the order issued under the FPA with respect to certain Projects, or the Projects' qualification for market-based rates under the FPA. Determination of such potential adverse effect is at the sole discretion of the Issuer, and the Issuer may elect to strictly enforce any or all of the restrictions set forth above against such entity. If the Issuer becomes aware that any of the foregoing restrictions may be contravened, the transfer agent and registrar of the Issuer will make a public announcement and will not accept a subscription for IPSs or Common Shares from or issue or register a transfer of IPSs or Common Shares to a person unless the person provides a declaration that the person is not an entity described above. If, notwithstanding the foregoing, the Issuer determines that an owner of IPSs or Common Shares violates the foregoing restrictions, the Issuer may send a notice to such owner of IPSs or Common Shares requiring it to provide specified information to the Issuer such that Issuer can determine whether such person's ownership may have an adverse affect upon the Issuer. Upon such determination, the Issuer may send a further notice requiring such owner to sell its IPSs or Common Shares within a specified period of not less than 10 days. If the holder of IPSs or Common Shares receiving the notice has not sold the IPSs or Common Shares, as applicable, or provided the Issuer with satisfactory evidence that it does not contravene the foregoing restrictions, the Issuer may, on behalf of that holder of IPSs or Common Shares, sell those IPSs or Common Shares, and, in the interim, will suspend the voting and distribution rights attached to those IPSs or Common Shares. Upon that sale, the affected holder will cease to be a holder of the IPSs or the Common Shares, as applicable, and its rights will be limited to receiving the net proceeds of the sale.

Interest Payments and Distribution Policy

Distributions of the Issuer are paid in Canadian dollars unless a holder of IPSs, Common Shares or Subordinated Notes elects to receive distributions in U.S. dollars. Holders of IPSs, Common Shares or Subordinated Notes that elect to receive U.S. dollar distributions will receive the U.S. dollar Equivalent Amount of distributions by the Issuer. A holder of IPSs, Common Shares or Subordinated Notes may from time to time elect to change the currency of the distributions it receives on all or any part of the IPSs, Common Shares or Subordinated Notes it holds from Canadian dollars to U.S. dollars or vice versa upon notice to the securities broker through which the holder holds its IPSs, Common Shares or Subordinated Notes.

The Issuer pays interest on the Subordinated Notes and dividends on the Common Shares (if declared) on the last business day of each month to holders of record at the close of business on the last business day of the preceding month.

The Issuer intends to pay equal monthly dividends on the Common Shares at a stable and sustainable level, subject to applicable law and the covenants contained in the Credit Facility and the Indenture, after:

- satisfying its debt service obligations under any credit facilities or other agreements with third parties, if any;
- making interest payments at the rate of 11.0% per annum of the aggregate principal amount of the Subordinated Notes outstanding;
- satisfying its other expense obligations, including withholding and other applicable taxes; and
- retaining reasonable reserves for working capital and other expenses.

The Issuer may make additional distributions in excess of monthly dividends during the year, as the board of directors may determine in its sole discretion. Initially, the dividend policy is expected to result in an annual dividend of approximately Cdn$0.3657 (or the Equivalent Amount in U.S. dollars) per Common Share.

The Indenture and the Credit Facility contain restrictions on the ability of the Issuer to declare and pay dividends on the Common Shares. The board of directors of the Issuer may, in its discretion, modify or repeal the Issuer's dividend policy. No assurances can be made that the Issuer will pay dividends at the level contemplated in the future or at all. Assuming that the Issuer makes the scheduled interest payments on the Subordinated Notes and pays dividends on the Common Shares in the amount contemplated by the dividend policy described above, an investor would receive, in the aggregate, approximately Cdn$1.00 (or the Equivalent Amount in U.S. dollars) per year per IPS in dividends on the Common Shares and interest on the Subordinated Notes.

On December 15, 2004, the Issuer announced its distribution for the partial month of November 2004 and the full month of December 2004. A distribution of Cdn$0.1195 per IPS was paid on January 31, 2005 to holders of record at the close of business on December 31, 2004. The total distribution of Cdn$0.1195 reflects a cash dividend per Common Share and an interest payment for the partial month of November, from November 18, 2004, and for the month of December.

	November	**December**	**Total**
Dividend per Common Share	Cdn$0.0132	Cdn$0.0305	Cdn$0.0437
Interest Payment on Subordinated Note	Cdn$0.0229	Cdn$0.0529	Cdn$0.0758
Total Distribution per IPS	**Cdn$0.0361**	**Cdn$0.0834**	**Cdn$0.1195**

Administration

The Issuer has no executive officers and engages the Manager to provide certain services pursuant to the Management Agreement. Under the Management Agreement, the Manager, if requested by the Issuer, has agreed to: (i) assist the Issuer in complying with its continuous disclosure obligations under applicable securities legislation; (ii) provide or cause to be provided to holders of securities of the Issuer, all information to which they are entitled under the constating documents of the Issuer and the Indenture and applicable laws; (iii) monitor compliance of the Issuer with applicable laws; (iv) provide for the calculation of interest payments and distributions to holders of IPSs and the Separate Subordinated Notes; and (v) assist in the preparation, planning and coordination of meetings of the board of directors of the Issuer and the holders of Common Shares of the Issuer. The Issuer may directly retain professionals and other service providers from time to time to provide advice and other administrative services directly to the Issuer.

ATLANTIC HOLDINGS

Atlantic Holdings is a Delaware limited liability company.

Capital of Atlantic Holdings

The authorized capital of Atlantic Holdings consists of an unlimited number of common membership interests, an unlimited number of Class A preferred membership interests and an unlimited number of Class B preferred membership interests. As at December 31, 2004, 36,800,000 common membership interests and 43,129,287 Class A preferred membership interests of Atlantic Holdings were owned by the Issuer and 26,491,865 common membership interests and 26,491,865 Class B preferred membership interests were owned by the Existing Investors.

Class A Preferred Membership Interests

The Class A preferred membership interests are non-voting membership interests. Each Class A preferred membership interest has a liquidation preference of Cdn$5.767 and is entitled to a cumulative preferred return of 11 $^{1}/_{16}$%, plus an amount equal to all of the Issuer's ongoing expenses and costs. The Class A preferred membership interests are entitled to full payment of any unpaid preferred return prior to distributions being made to any other class of membership interests. The Class A preferred membership interests do not have any right to distributions from Atlantic Holdings in excess of their liquidation preference and preferred return.

The Class A preferred membership interests are redeemable at the option of the holder upon the maturity date of the Subordinated Notes, or upon any redemption or prepayment of the Subordinated Notes being required under the Indenture, for a price equal to their liquidation preference plus any accumulated preferred return. The Class A preferred membership interests are redeemable at the option of Atlantic Holdings on or after November 18, 2009 at a redemption price equal to: (i) 105% of the liquidation preference of the Class A preferred membership interests being redeemed where the redemption occurs on or after November 18, 2009 but before November 18, 2011; (ii) 104% of such amount where the redemption occurs on or after November 18, 2011 but before November 18, 2013; (iii) 103% of such amount where the redemption occurs on or after November 18, 2013 but before November 18, 2014; (iv) 102% of such amount where the redemption occurs on or after November 18, 2014 but before November 18, 2015; and (v) 101% of such amount where the redemption occurs on or after November 18, 2015 but before November 18, 2016, together with, in each case, any accumulated preferred return to the date of redemption. The Class A preferred membership interests are redeemable at the option of the holder, at a redemption price equal to 100% of the liquidation preference of the Class A preferred membership interests plus any accumulated preferred return, during any period that for U.S. federal income tax purposes the Issuer: (i) is not, or would not be, in the opinion of nationally recognized tax counsel, permitted to deduct all or a substantial portion of the interest payable on the Subordinated Notes from its income; or (ii) is required to withhold or deduct any amount for or on account of taxes from any amounts paid or credited under or with respect to the Subordinated Notes and the Issuer is required to pay additional amounts. The Class A preferred membership interests are redeemable at the option of the holder for an amount equal to 101% of the liquidation preference of the Class A preferred membership interests plus any accumulated preferred return, in the event that a change of control occurs.

Class B Preferred Membership Interests

The Class B preferred membership interests are non-voting membership interests. Each Class B preferred membership interest has a liquidation preference of Cdn$5.767 and is entitled to a cumulative preferred return of 11.0%. The Class B preferred membership interests are entitled to full payment of any unpaid preferred return prior to distributions being made on the common membership interests, but only after preferred returns are paid on the Class A preferred membership interests. The Class B preferred membership interests do not have any right to distributions from Atlantic Holdings in excess of their liquidation preference and preferred return.

In addition to the redemption rights of the Existing Investors pursuant to the Liquidity Right (as defined below), the Class B preferred membership interests are redeemable at the option of the holder at any time after redemption in full of the Class A preferred membership interests. Upon exercise by a holder of its redemption right with respect to the Class B preferred membership interests, all distributions of available cash (other than tax distributions) will be paid to the holders of the Class B preferred membership interests until they have received payment in full of their liquidation preference plus any accumulated preferred return.

Common Membership Interests

Each common membership interest carries one vote on all matters to be voted on at all meetings of members. Holders of common membership interests are entitled to receive distributions as and when declared by the board of managers after payment in full of all cumulative preferred returns on the Class A and Class B preferred membership interests. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Atlantic Holdings, the holders of common membership interests are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities and the liquidation preference to which the Class A and Class B preferred membership interests are entitled.

Distribution Policy

Atlantic Holdings intends to pay equal monthly distributions on its common membership interests at a stable and sustainable level, subject to applicable law and the covenants contained in the Credit Facility and the Indenture, after:

- satisfying its debt service obligations under the Credit Facility or other agreements with third parties, if any;
- satisfying its other expense obligations, including management and administration expenses, and withholding and other applicable taxes;
- paying distributions on the outstanding Class A preferred membership interests;
- paying distributions on the outstanding Class B preferred membership interests;
- retaining reasonable reserves for working capital and other expenses; and
- making deposits into the Reserve Account to be used to stabilize distributions and fund acquisitions and other growth opportunities.

Reserve Account

Upon completion of the Issuer's initial public offering and transactions contemplated by the Acquisition Agreements, $12.5 million of the net proceeds of the offering was deposited into the Reserve Account. On March 23, 2005, Atlantic Holdings deposited approximately $35.9 million into the Reserve Account. See "Project Descriptions – MASSPOWER Project". In addition, Atlantic Holdings intends to make additional deposits into the Reserve Account from time to time in accordance with its distribution policy. The funds in the Reserve Account will be available to: (a) stabilize future cash distributions; and (b) fund acquisitions and other growth opportunities to enhance the long-term stability of cash distributions. Any such acquisition or growth opportunity will be required to meet the acquisition and investment guidelines established by the Issuer. All acquisitions are subject to the approval of the members of the board of managers of Atlantic Holdings, and to the extent a conflict of interest exists with ArcLight or its affiliates, the approval of the independent members of the board of managers.

Amounts in the Reserve Account generally will be invested at the direction of the Manager in book-based securities, negotiable instruments or securities represented by instruments in bearer or registered form which evidence: (a) direct obligations of, and obligations fully guaranteed as to timely payment by, the Governments of Canada or the United States or any agency or instrumentality thereof the obligations of which are backed by the full faith and credit of the Governments of Canada or the United States as the case may be, or (b) debt securities or debt instruments with a rating of A (low) or higher by DBRS or A3 or higher by Moody's Investors Service, Inc. or A– or higher by S&P, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its subsidiaries.

In connection with the Reserve Account, the Manager will seek such advice and retain such experts as the Manager may deem prudent or as otherwise may be required by applicable laws. The

investment parameters and objectives of the Reserve Account will also be periodically reviewed and approved by the independent members of the board of managers of Atlantic Holdings.

Operating Agreement

The Issuer, Atlantic Holdings and the Existing Investors have entered into the Operating Agreement with respect to the operations and affairs of Atlantic Holdings. The following is a brief summary of certain provisions of the Operating Agreement and is subject to, and qualified in its entirety by, all the provisions of the Operating Agreement, which is specifically incorporated herein by reference. A copy of the Operating Agreement can be found on SEDAR at www.sedar.com.

Liquidity Rights of Existing Investors. The terms of the Operating Agreement provide that a holder of Existing Investor Interests has the right (the "Liquidity Right"), exercisable at any time and from time to time and subject to the limits described below, to request Atlantic Holdings to purchase for cancellation, all or any portion of the Existing Investor Interests owned by such holder. Upon delivery of a notice by a holder of Existing Investor Interests (the "Liquidity Notice") to Atlantic Holdings requesting Atlantic Holdings to purchase, for cancellation, all or a portion of such holder's Existing Investor Interests (the "Subject Interests"), Atlantic Holdings is required to use its best efforts to secure the necessary funds through an equity financing to enable it to purchase such interests.

The repurchase of the Subject Interests will occur on such date as is specified by the holder of the Subject Interests (provided such date shall not be prior to the 30th day following receipt by Atlantic Holdings of the Liquidity Notice), unless Atlantic Holdings has been unable, after utilizing its best efforts, to complete or cause the completion of an equity financing on terms acceptable to the managers of Atlantic Holdings who are independent of the Existing Investors and their affiliates, acting reasonably, to secure the necessary funds to enable it to purchase the Subject Interests. Atlantic Holdings may only finance repurchases of Existing Investor Interests pursuant to the exercise of the Liquidity Right by issuing additional equity securities. It is expected that this will occur through the sale of common membership interests and Class A preferred membership interests to the Issuer, the purchase of which by the Issuer would be financed by a sale of IPSs or other equity securities of the Issuer . The Issuer is required to use its best efforts to effect an offering of IPSs or other equity securities on terms acceptable to the directors of the Issuer in order to provide equity funding to Atlantic Holdings for the repurchase of the Subject Interests.

The amount which shall be paid by Atlantic Holdings for the purchase of each Subject Interest will be equal to the fair market value of the Subject Interest at the time of the purchase, which shall be determined as follows: (i) in the event that all or a portion of the funds utilized by Atlantic Holdings for the purchase of the Subject Interests are funded through a sale of IPSs, the net proceeds received by the Issuer from the sale of each such IPS, or (ii) in the event that none of the funds utilized by Atlantic Holdings for the purchase of the Subject Interests are funded through a sale of IPSs, the net proceeds that would have been received by the Issuer per IPS if IPSs had been sold to fund the repurchase. The reasonable costs directly attributable to raising funds necessary to finance a purchase of Subject Interests will be borne by the holder of such Subject Interests.

For a period of two years from the date of closing of the Issuer's initial public offering, the Existing Investors may not exercise the Liquidity Right to the extent that the exercise of such right would result in the Existing Investors owning a number of common membership interests of Atlantic Holdings that is less than 10% of the common membership interests of Atlantic Holdings outstanding at the time of closing. The Liquidity Right may not be exercised in respect of Subject Interests that would result in less than $10 million of proceeds to the Existing Investors so long as the Existing Investors receiving proceeds from any exercise of the Liquidity Right would have been considered to form part of a control block of the Issuer (as defined in the Securities Act (Ontario)) if the Existing Investor Interests were considered to be IPSs. In the event that Atlantic Holdings determines to enter into an agreement to sell additional common membership interests and Class A preferred membership interests to the Issuer, other than

pursuant to the exercise by the Existing Investors of the Liquidity Right, Atlantic Holdings is required to provide written notice to the Existing Investors as soon as practicable following any such determination. In such event, each Existing Investor shall be entitled to deliver a Liquidity Notice within five business days of the receipt of any such notice. However, notwithstanding the requirement that Atlantic Holdings use its best efforts to secure the necessary funds to repurchase the Subject Interests specified in such Liquidity Notice, treasury issuances in connection with the financing initially contemplated by Atlantic Holdings will take priority over treasury issuances necessary to satisfy the repurchase of Subject Interests specified in the Liquidity Notice. The repurchase of Subject Interests specified in such Liquidity Notice shall occur on the closing of the financing transaction.

The Operating Agreement also provides that, in the event that a person offers to purchase more than 20% of the membership interests in Atlantic Holdings held by the Issuer pursuant to an agreement with the Issuer, then it will be a condition of any such agreement that the person will offer to purchase a pro rata portion of the Existing Investor Interests on the same terms and subject to the same conditions as are applicable to the purchase of the membership interests of Atlantic Holdings held by the Issuer. In the event of an indirect change of control of Atlantic Holdings through any purchase of 20% or more of the Common Shares (including Common Shares forming part of IPSs) of the Issuer by any single purchaser and/or any other purchasers acting jointly or in concert with such purchaser, the Existing Investors shall be entitled to immediately exercise the Liquidity Right for the full amount of the Existing Investor Interests outstanding and Atlantic Holdings will be unconditionally obligated to purchase the Existing Investor Interests for an amount per Existing Investor Interest equal to the fair market value at the time of exercise (determined by reference to the event giving rise to the change of control).

Managers. The Operating Agreement provides for a board of managers of Atlantic Holdings consisting of seven managers. A majority of the managers must be U.S. residents. All representatives of the Existing Investors and the Manager must be U.S. residents. The Issuer is entitled to appoint a majority of the board of managers of Atlantic Holdings. The board of managers of Atlantic Holdings is comprised of a majority of managers unrelated to Atlantic Holdings and its subsidiaries, the Existing Investors and the Manager, as follows:

- four representatives of the Issuer (the three directors of the Issuer and one individual designated by the three directors of the Issuer);
- two representatives of the Existing Investors; and
- one representative of the Manager.

The board representation rights of the Existing Investors will be adjusted as their aggregate ownership of common membership interests in Atlantic Holdings is reduced. As the board representation rights of the Existing Investors are reduced, the size of the board of managers of Atlantic Holdings will be correspondingly reduced. The Existing Investors' board representation rights will be adjusted as follows:

Ownership of Common Membership Interests of Atlantic Holdings	Board Representation Rights
More than or equal to 20%	two representatives
Less than 20% but not less than 10%	one representative
Less than 10%	no representative

Special Approvals. In addition to majority approval of the board of managers of Atlantic Holdings, Atlantic Holdings may not, without the approval by at least 80% of the votes cast by holders of outstanding common membership interests: (i) other than in connection with an event of default under the Indenture, enter into a merger, consolidation, combination or other material transaction of a similar nature; (ii) other than in connection with an event of default under the Indenture, directly or indirectly sell or otherwise dispose of all or substantially all of its assets; (iii) redeem any of the outstanding Class A preferred membership interests where such redemption is made at its discretion; (iv) adopt any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing of Atlantic Holdings or to commence any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors; (v) change its fiscal year (unless required or indicated for tax reasons) or make a material change in its accounting policies or procedures unless required under the applicable generally accepted accounting principles; (vi) change the size of the board of managers of Atlantic Holdings; (vii) take, or permit, any action which would prevent the business from continuing on an ongoing basis; or (viii) agree to do any of the preceding. The Operating Agreement also contains pre-emptive rights in favour of the Issuer and the Existing Investors, co-sale rights in favour of the Existing Investors and drag-along rights in favour of the Issuer.

Executives. Pursuant to the terms of the Management Agreement, the Manager has the exclusive authority to manage the business and affairs of Atlantic Holdings, to make all decisions regarding Atlantic Holdings and to bind Atlantic Holdings subject to approval, in certain circumstances, by the board of managers of Atlantic Holdings. The Manager has appointed a full-time chief executive officer and chief financial officer and corporate secretary and will appoint such other officers as are considered necessary to fulfil its obligations under the Management Agreement. The board of managers of Atlantic Holdings has appointed an audit committee and is expected to appoint a compensation, nominating and corporate governance committee each of which shall meet all regulatory guidelines which would apply if Atlantic Holdings were a listed reporting issuer.

Amendment. The Operating Agreement provides that it can only be amended, modified or waived with the approval of the Issuer, Atlantic Holdings and the Existing Investors (for so long as they hold membership interests in Atlantic Holdings).

RISK FACTORS

An investment in the IPSs and the Common Shares and Subordinated Notes represented thereby involves a number of risks. In addition to the other information contained in this annual information form, prospective investors should give careful consideration to the following factors. Any of the matters highlighted in these risk factors could have a material adverse effect on the Issuer's results of operations, business prospects or financial condition, the cash available to the Issuer for distribution to holders of IPSs, Common Shares and Subordinated Notes or on the market price or value of IPSs, Common Shares or Subordinated Notes.

Risks Related to the Business and the Projects

Revenue May be Reduced Upon Expiration or Termination of PPAs

Power generated by the Projects, in most cases, is sold under PPAs that expire at various times. In addition, these PPAs may be subject to termination in certain circumstances, including default by the Project owner or operator. When a PPA expires or is terminated, it is possible that the price received by the relevant Project for power under subsequent arrangements may be reduced significantly. It is possible that subsequent power purchase arrangements may not be available at prices that permit the operation of the Project on a profitable basis. If this occurs, the affected Project may temporarily or permanently cease operations.

The Projects Depend on their Electricity and Thermal Energy Customers

Each Project relies on one or more PPAs, steam sales agreements or other agreements with one or more utilities or other customers for a substantial portion of its revenue. The amount of cash available for distribution to holders of IPSs, Common Shares and Subordinated Notes is highly dependent upon customers under such agreements fulfilling their contractual obligations. There is no assurance that these customers will perform their obligations or make required payments to the Project Operating Entities.

Certain Projects are Exposed to Fluctuations in the Price of Electricity

While a majority of the off-takers of the Projects are contractually obligated to purchase electricity under long-term PPAs, those Projects with power purchase arrangements based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the long-term PPAs expire or terminate, the Manager or the relevant Project operator will be required to either negotiate new PPAs or sell into the electricity wholesale market, in which case the prices for electricity will depend on market conditions at the time.

Operations are Subject to the Provisions of Various Energy Laws and Regulations

If any Project that is a QF were to lose its status as a QF, then such Project may no longer be entitled to exemption from provisions of the PUHCA and/or the FPA and state law and regulations as described under "Power Industry Overview — Industry Regulation". This could subject such Projects to rate regulation as public utilities under the FPA and state law and could, unless such Project was dually-certified as an EWG, result in the Issuer or certain of its affiliates inadvertently becoming a public utility holding company by owning more than 10% of the voting securities of, or controlling, a facility that would no longer be exempt from PUHCA. This could cause some or all of the remaining Projects that are QFs to lose their QF status, because QFs may not be controlled, or more than 50% owned, by public utility holding companies as defined by PUHCA.

Loss of QF status could trigger defaults under covenants to maintain QF status in the PPAs, steam sales agreements and Project-level debt agreements and result in termination, penalties or acceleration of indebtedness under such agreements, plus interest. A Project may lose its QF status on a retroactive or prospective basis.

While legislation to repeal and amend certain sections of PURPA currently pending before the United States Senate and the United States House of Representatives protects existing contracts of QFs from a repeal of the obligation of electric utilities to purchase electricity from QFs, there is no guarantee that such proposed legislation will become law or that such legislation, in its final form, or any other legislation, will contain provisions to grandfather existing PPAs. Loss of QF status by any of the Projects on a retroactive basis could lead to, among other things, an order from FERC against the applicable Project for refunds of payments previously made under the PPAs, with interest.

If those Projects that are EWGs were to lose their EWG status, this could result in certain affiliates of the Issuer inadvertently becoming a public utility holding company by owning more than 10% of the voting securities of, or controlling, a facility that would no longer be exempt from PUHCA. This could cause some or all of the remaining Projects to lose their QF status. Loss of exemption from PUHCA would also trigger defaults under loan covenants to maintain exemptions from PUHCA.

Under the FPA, FERC has exclusive rate-making jurisdiction over wholesale sales of electric energy and the transmission of electric energy in interstate commerce. These rates may be determined on either a cost-of-service basis or, if the applicable standards are met, using a market-based approach. If any of the Projects were to lose its QF status, the rates set forth in the applicable PPA would have to be filed with FERC and would be subject to initial and potentially subsequent reviews by FERC under the FPA, which could result in reductions to the rates.

On September 30, 2004, Pasco filed a petition seeking a temporary waiver of QF requirements for calendar year 2004 and 2005 with FERC because the steam demands from the current and new steam users were insufficient to reliably maintain QF status. The FERC granted the waiver to the Project for the 2004 and 2005 calendar years, which will allow Pasco the time needed to complete the installation of water distillation equipment so it can sell distilled water to counterparties commencing in 2005 and retain its QF status. The estimated cost of the distillation system is $2.0 million and the Project has reserved sufficient cash to fund its installation. Steam sales under the Thermal Agreement, along with steam used for distilled water sales, will allow Pasco to meet the FERC QF standards beginning in 2006.

Projects May Not Operate as Planned

The revenue generated by the Projects is dependent, in whole or in part, on the amount of electric energy and steam generated by them. The ability of the Projects to generate the maximum amount of power to be sold to customers under the PPAs is the primary determinant in the amount of cash that will be distributed to the Issuer, and that will in turn be available for distribution to holders of IPSs, Common Shares and Subordinated Notes. With respect to each of the Projects, there is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things, which could adversely affect revenues and cash available for distribution. To the extent that the Projects' equipment requires longer than forecast down times for maintenance and repair, or suffers disruptions of power generation for other reasons, the amount of cash available for distribution may be adversely affected.

In general, the Projects transmit electric power to the transmission grid for purchase under the PPAs through a single, main step up transformer. As a result, the transformer represents a single point of failure and the transformer may exhibit no abnormal behaviour in advance of a catastrophic failure which could cause a temporary shutdown of the facility until a spare transformer can be found or a replacement manufactured. In the case of a shutdown, the Projects may be able to claim a force majeure under the Project contracts such as the PPA, fuel supply, steam sales agreement, loan agreements or insurance policies. If successful, such a claim may prevent a default under such contracts. However, a force majeure claim may be challenged by the contract counterparty and, to the extent the challenge is successful, it may have a materially adverse effect on the Project.

The Orlando Project experienced a failure of its main generator step up transformer on June 16, 2004, resulting in a temporary shutdown of the facility. Northern Star has determined that the failure of a high voltage bushing was the cause of the problem. The Project returned to service in August 2004. The Project has been operating normally since its return to service. Insurance proceeds are expected to cover most of the repair cost. Northern Star has advised that it believes that this event falls within the definition of a force majeure event under both the Progress Energy and Reedy Creek PPAs. Discussions are underway with Progress Energy and Reedy Creek regarding the temporary shutdown of the facility and one has been paying lower capacity payments based on its interpretation that the incident is not a force majeure event.

The Projects are Subject to Significant Environmental and Other Regulations

The Projects are subject to numerous and significant federal, state and local laws, including statutes, regulations, by-laws, guidelines, policies, directives and other requirements governing or relating to, among other things: air emissions; discharges into water; the storage, handling, use, transportation and distribution of dangerous goods and hazardous and residual materials, such as chemicals; the prevention of releases of hazardous materials into the environment; the prevention, presence and remediation of hazardous materials in soil and groundwater, both on and off site; land use and zoning matters; and workers' health and safety matters. As such, the operation of the Projects carries an inherent risk of environmental, health and safety liabilities (including potential civil actions, compliance or remediation orders, fines and other penalties), and may result in the Projects being involved from time to time in administrative and judicial proceedings relating to such matters.

The Projects have obtained environmental permits and other approvals that are required for their operations. Compliance with applicable laws and future changes to them is material to the Issuer's businesses. Although the Manager believes the operations of the Projects are currently in material compliance with applicable environmental laws, licences, permits and other authorizations required for the operation of the Projects and although there are environmental monitoring and reporting systems in place with respect to all the Projects, there is no guarantee that more stringent laws will not be imposed, that there will not be more stringent enforcement of applicable laws or that such systems may not fail, which may result in material expenditures. Failure by the Projects to comply with any environmental, health or safety requirements, or increases in the cost of such compliance, including as a result of unanticipated liabilities or expenditures for investigation, assessment, remediation or prevention, could result in additional expense, capital expenditures, restrictions and delays in the Projects' activities, the extent of which cannot be predicted.

The Projects Depend on Suppliers Under Fuel Supply Agreements and Increases in Fuel Costs may Adversely Affect the Profitability of the Projects

Revenues in respect of the Projects may be affected by the availability, or lack of availability, of a stable supply of fuel at reasonable prices. To the extent possible, the Projects attempt to match fuel costs to PPA energy payments. To the extent that fuel costs are not matched directly to PPA energy payments, increases in fuel costs may adversely affect the profitability of the Projects.

The amount of energy generated at the Projects is highly dependent on suppliers under certain fuel supply agreements fulfilling their contractual obligations. The loss of significant fuel supply agreements or an inability or failure by any supplier to meet its contractual commitments may adversely affect cash distributions by the Issuer.

Upon the expiry or termination of existing fuel supply agreements, the Manager or Project operators will have to renegotiate these agreements or may need to source fuel from other suppliers. There can be no assurance that the Manager or Project operators will be able to renegotiate these agreements or enter into new agreements on similar terms. Furthermore, there can be no assurance as to availability of the supply or pricing of fuel under new arrangements.

The amount of energy generated at the Projects is dependent upon the availability of natural gas, coal, oil or biomass. There can be no assurance that the long-term availability of such resources will remain unchanged.

Increasing Competition Could Adversely Affect the Performance of the Issuer and the Projects

The power generation industry is characterized by intense competition, and the Projects encounter competition from utilities, industrial companies and other independent power producers. In recent years, there has been increasing competition among generators in an effort to obtain power sales agreements,

and this competition has contributed to a reduction in electricity prices in certain markets. In addition, many states are implementing or considering regulatory initiatives designed to increase competition in the U.S. power industry.

The Projects Depend on a Favourable Regulatory Regime

The profitability of the Projects is in part dependent upon the continuation of a favourable regulatory climate with respect to the continuing operations and the future growth and development of the independent power industry. Should the regulatory regime in an applicable jurisdiction be modified in a manner which adversely affects the Projects, including increases in taxes and permit fees, cash available for distribution may be adversely affected. The failure to obtain all necessary licences or permits, including renewals thereof or modifications thereto, may also adversely affect cash available for distribution.

ArcLight May Manage Entities that Compete with the Issuer and Atlantic Holdings

Certain officers of the Manager are full-time employees of the Manager and devote their time and efforts exclusively to or for the benefit of the business of Atlantic Holdings and the Issuer. ArcLight and their affiliates and employees or agents may be engaged or invest directly or indirectly in a variety of other companies or other entities involved in owning, managing or advising on or otherwise engaged in the business of the generation, production, transmission, distribution, purchase and sale of electricity, other forms of energy-related projects, infrastructure projects, utility projects or other businesses.

Affiliates of ArcLight currently act, and may hereafter act, as managers to investment funds whose investment criteria encompass investments in power generation facilities in Canada and the U.S. In particular, an affiliate of ArcLight is the general partner of Fund I and Fund II, which invest in power generation, transmission and distribution assets as well as power-related fuel, services and equipment businesses, primarily in the United States. Existing and future agreements governing investment funds managed by affiliates of ArcLight, including the agreements governing Fund I and Fund II, require, and are expected to require in the case of future agreements, that suitable investments for such investment funds identified by ArcLight first be offered to the investment funds. The Management Support Agreement (as defined below) requires that ArcLight and its affiliates give the Manager the opportunity to pursue, on behalf of the Issuer and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for Fund I, Fund II or other investment funds managed by ArcLight or its affiliates or that do fit within such investment guidelines but which such investment funds determine not to pursue. None of ArcLight or its affiliates are prohibited by the Management Agreement or any other agreement with Atlantic Holdings or the Issuer from competing with Atlantic Holdings or the Issuer, or from acquiring, investing in, or providing administrative or managerial services to, a competitor of Atlantic Holdings or the Issuer.

The Issuer Has Limited Control Over the Operation of Certain Projects

In most cases, the Projects are not wholly-owned by the Issuer, and in many cases the Issuer has limited control over the operation of the Projects. Third-party operators manage the operations of many of the Projects. As such, the Issuer must rely on the technical and management expertise of these third-party operators. To the extent that such third party operators do not fulfill their obligations to manage the operations of the Projects or are not effective in doing so, the amount of cash available for distribution may be adversely affected.

Sufficient Capital May Not be Available to Fund Acquisitions, Investments, Expansions or Capital Expenditures

Future acquisitions, investments, expansions and other capital expenditures by the Issuer and its subsidiaries will be financed out of cash generated from operations, sales of additional securities of the

Issuer and borrowings. There can be no assurance that sufficient capital will be available on acceptable terms to fund acquisitions, investments, capital expenditures or expansion projects.

The Issuer May Face Significant Competition for Acquisitions and May Not Successfully Integrate Acquisitions

The Issuer's business plan includes growth through identifying suitable acquisition or investment opportunities, pursuing such opportunities, consummating acquisitions or investments and effectively integrating acquisitions or investments with the Issuer's business. There can be no assurance that the Manager will be able to identify attractive acquisition candidates in the power industry in the future, that the Issuer will be able to make acquisitions or investments on an accretive basis or that acquisitions or investments will be successfully integrated into the Issuer's existing operations. Although the U.S. power industry is continuing to undergo consolidation and may offer attractive acquisition and investment opportunities, the Manager believes that the Issuer is likely to confront significant competition for those opportunities and, due to the constriction in the availability of capital resources for acquisitions, investments and other expansion, to the extent that any opportunities are identified, the Issuer may be unable to effect acquisitions or investments.

Any acquisition or investment may involve potential risks, including an increase in indebtedness, the inability to successfully integrate operations, the potential disruption of the Issuer's ongoing business and the diversion of management's attention from other business concerns and the possibility that the Issuer pays more than the acquired company or interest is worth. There may also be liabilities that the Manager failed to discover or was unable to discover in its due diligence prior to the consummation of the acquisition or investment and the Issuer may not be indemnified for some or all these liabilities. In addition, the Issuer's funding requirements associated with acquisitions or investments and integration costs may reduce the funds available to the Issuer to make distributions.

Operations are Subject to a Number of Natural and Inherent Risks

The occurrence of a significant event which disrupts the ability of the Projects to produce or sell power for an extended period, including events which preclude existing customers from purchasing power, could have a material adverse effect on the amount of cash that will be available for distribution to holders of IPSs, Common Shares and Subordinated Notes. A certain portion of the events that might give rise to force majeure may, however, be mitigated by the Projects' insurance programs.

Insurance May Not be Sufficient to Cover All Losses

While the Manager believes that the Projects' insurance coverage addresses all material insurable risks, provides coverage that is similar to what would be maintained by a prudent owner/operator of similar facilities and are subject to deductibles, limits and exclusions which are customary or reasonable given the cost of procuring insurance, current operating conditions and insurance market conditions, there can be no assurance that such insurance will continue to be offered on an economically feasible basis, nor that all events that could give rise to a loss or liability are insurable, nor that the amounts of insurance will at all times be sufficient to cover each and every loss or claim that may occur involving the assets or operations of the Projects or the Issuer.

Financing Arrangements Could Impact the Business of the Issuer

Current or future borrowings by the Issuer or its subsidiaries will increase the level of financial risk to the Issuer and, to the extent that the interest rates are not fixed or that borrowings are refinanced at different rates, will increase the sensitivity of cash available for distribution to interest rate variations. Contractual arrangements in respect of those borrowings may also adversely affect cash available for distribution. In addition, most of the Projects currently have term loan or other financing arrangements in place with various lenders. These financing arrangements are typically secured by all of the Project assets

and contracts as well as the equity interests in the Project Operating Entities (including those owned by the Issuer). The terms of these financing arrangements generally impose many covenants and obligations on the part of the Project Operating Entity and other borrowers and guarantors. In many cases, a default by any party under other Project operating agreements (such as a PPA or a steam sales agreement) will also constitute a default under the Project's term loan or other financing arrangement. Failure to comply with the terms of these term loans or other financing arrangements, or events of default thereunder, may prevent cash distributions by the Project or the Project Operating Entity and may entitle the lenders to demand repayment and enforce their security against Project assets. In addition, if an event of default should occur, the lenders are entitled to take possession of the equity interests in Project Operating Entities held by the owners of the Project that have been pledged to such lenders.

The failure of the Issuer to refinance or repay any indebtedness ranking senior to the Subordinated Notes (including indebtedness outstanding under the Credit Facility) when due would constitute a default under such indebtedness. Under such circumstances, it is expected that distributions by the Issuer to holders of IPSs would not be permitted until such indebtedness was refinanced or repaid and the Issuer may be required to sell assets or take other actions, including the initiation of bankruptcy proceedings or the commencement of an out-of-court debt restructuring.

In December 2003, the steam off-taker for the MASSPOWER Project (Solutia Inc.) filed for bankruptcy protection. Solutia's bankruptcy constitutes an event of default under MASSPOWER's financing arrangements. Due to the event of default, cash in excess of Project-level debt service has accumulated in a restricted payment account since the fourth quarter of 2003. The Project lenders have agreed to waive the event of default, provided that if Solutia moves to reject or rescind any of its contractual obligations to MASSPOWER or cease to accept steam, the waiver automatically terminates. Notwithstanding the waiver, MASSPOWER is not permitted to make distributions to its partners or borrow money for working capital. Upon resolution of the event of default (for example, by waiver of the Project lenders or by Solutia's assumption or affirmation of the steam sales agreement and site lease agreement with MASSPOWER), the funds in the restricted payment account will be distributed to the equity owners. The termination of the BECO and ComElectric PPAs resulted in a payment to MASSPOWER in an amount that enabled it to repay all outstanding Project debt. Accordingly, the funds in the restricted payment account have been released and MASSPOWER is permitted to make distributions to its equity owners. See "Project Descriptions – MASSPOWER Project".

Under Selkirk's financing agreements, Selkirk did not satisfy certain conditions with respect to the extension or replacement of its firm gas supply agreements by December 26, 2004, so cash otherwise available for distribution to Selkirk's partners is being deposited into a separate account until the balance in the account is sufficient to fund all scheduled principal repayments on Selkirk's outstanding bonds from June 26, 2010 through June 26, 2012. Selkirk has successfully extended three of the four contracts and is having discussions with potential suppliers for the fourth contract. Upon entering into or extending the fourth contract that is satisfactory to the lenders, the requirement to trap otherwise distributable cash will be lifted and the cash being held in the separate account will be released and available for distribution to the partners.

Equity Interests in the Project Operating Entities are Typically Subject to Transfer Restrictions

In addition to the pledges referred to above, the partnership or other agreements governing the Project Operating Entities typically limit a partner's ability to deal with its interest. Specifically, such agreements generally prohibit any sale, pledge, transfer, assignment or other conveyance of the interest in a Project Operating Entity without the consent of the other partners or shareholders. In some cases, other partners may have rights of first offer or rights of first refusal in the event of a proposed sale or transfer. Such restrictions may limit or prevent the Issuer from dealing with its interests in the Project Operating Entities in the manner it sees fit, and may have an adverse effect on the Issuer's ability to realize on its investments.

The Projects' Operations are Subject to the Risk of Future Proceedings

The Projects' operations are subject to all operating hazards and risks normally incidental to the generation of electricity. As a result, at any given time, the Projects, Project Operating Entities and other entities associated with the operation of the Projects may be defendants in various legal proceedings and litigation arising in the ordinary course of business. The Projects maintain insurance policies with insurers in amounts and with coverages and deductibles that the Manager believes to be reasonable and prudent. However, there can be no assurance that this insurance will be adequate to protect the Projects from all material expenses related to potential future claims for loss or damage or that these levels of insurance will be available in the future at economical prices. A significant judgment against any Project or Project Operating Entity, the loss of a significant permit or other approval or the imposition of a significant fine or penalty could have a material adverse effect on the Issuer's business, financial condition and future prospects and could adversely affect cash distributions by the Issuer.

The Project Operating Entities are Exposed to Risks Inherent in the Use of Derivative Instruments

The Project Operating Entities use derivative instruments, including futures, forwards, options and swaps, to manage their commodity and financial market risks. In addition, the Project Operating Entities purchase and sell commodity-based contracts in the natural gas, electricity and oil markets for trading purposes. In the future, the Project Operating Entities could recognize financial losses on these contracts as a result of volatility in the market values of the underlying commodities or if a counterparty fails to perform under a contract. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these contracts involves judgement or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.

Risks Related to the Structure of the Issuer

The Issuer is Dependent on the Projects for all Cash Available for Distributions

The Issuer is dependent on the operations and assets of the Projects through its indirect ownership of interests in the Projects. The Issuer's ability to make payments on the Subordinated Notes and to make cash distributions to holders of IPSs and Common Shares is dependent on the ability of Atlantic Holdings to make distributions to the Issuer, which in turn is dependent on the ability of the Project Holding Entities and the partnerships and other entities in which they hold interests, directly or indirectly, to make distributions to Atlantic Holdings. The actual amount of cash available for payments to holders of Subordinated Notes and distribution to holders of IPSs and Common Shares depends upon numerous factors relating to each of the Projects, including profitability, changes in revenues, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Projects or Atlantic Holdings will reduce the amount of cash available for the Issuer to make payments to holders of Subordinated Notes and distributions to holders of IPSs and Common Shares. While the Issuer is contractually obligated to make interest payments on the Subordinated Notes, cash distributions by the Issuer on the Common Shares, including the Common Share component of an IPS, are not guaranteed and will fluctuate with the performance of the Projects. Generally, the interest in the Projects held indirectly by the Issuer is 50% or less. Accordingly, the Issuer's influence on the operations and assets of the Projects may be limited.

Distribution of all Available Cash May Restrict Potential Growth of Atlantic Holdings and the Issuer

The payout by the Issuer and Atlantic Holdings of substantially all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional

financing in the future. Lack of these funds could limit the future growth of the Issuer and Atlantic Holdings and their cash flow. In addition, the Issuer may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive to the Issuer on a short-term basis.

Future Distributions are not Guaranteed

While the Issuer is contractually obligated to make interest payments on the Subordinated Notes, the Issuer's board of directors or Atlantic Holdings' board of managers may, in their respective discretion, amend or repeal the existing distribution policy relating to equity distributions. Future equity distributions from these companies, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors or managers may deem relevant. Either of these boards of directors or managers may decrease the level of equity distributions provided for in their existing distribution policies or entirely discontinue such distributions.

Exchange Rate Fluctuations May Impact the Amount of Cash Available for Distribution by the Issuer

A substantial portion of the Issuer's distributions to holders of IPSs, Common Shares and Subordinated Notes may be denominated in Canadian dollars. Conversely, all of the Projects' revenues and expenses, together with distributions received by Atlantic Holdings from the Projects, are denominated in U.S. dollars. As a result, the Issuer is exposed to currency exchange rate risks.

Although Atlantic Holdings has entered into hedging arrangements to mitigate this exchange rate risk, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If hedging transactions do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Issuer's results of operations and may adversely affect cash distributions by the Issuer. The costs associated with the conversion of U.S. dollars to Canadian dollars and these hedging arrangements is borne by Atlantic Holdings.

Substantial Indebtedness Could Negatively Impact the Business of the Issuer and the Projects

The degree to which the Issuer is leveraged on a consolidated basis could have important consequences to the holders of IPSs, Common Shares and Subordinated Notes, including:

- the Issuer's ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;
- the Issuer may be unable to refinance indebtedness on terms acceptable to the Issuer or at all;
- defaults under Senior Indebtedness may prevent the Issuer from making payments on the Subordinated Notes;
- a significant portion of the Issuer's cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on its indebtedness, including the Subordinated Notes, thereby reducing funds available for future operations, capital expenditures and/or dividends on its Common Shares; and
- the Issuer may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures.

The Issuer May Not be Able to Repurchase the Subordinated Notes Upon a Change of Control

Upon the occurrence of certain specific kinds of change of control events, the Issuer will be required to offer to repurchase outstanding Subordinated Notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase. However, it is possible that the Issuer will not have sufficient funds at the time of the change of control to make any required repurchases. Failure to purchase tendered notes would constitute a default under the Indenture, which, in turn, would constitute a default under the Credit Facility.

Changes in the Issuer's Creditworthiness May Affect the Value of the IPSs, Common Shares and Subordinated Notes

The perceived creditworthiness of the Issuer, Atlantic Holdings and their respective subsidiaries that have guaranteed the Subordinated Notes, as well as changes in ratings of the IPSs, may affect the market price or value and the liquidity of the IPSs, Common Shares and Subordinated Notes. There is no assurance that a rating will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in its judgement circumstances so warrant. The rating of the IPSs is not a recommendation to purchase, hold or sell such securities.

Restrictive Covenants in Credit Facilities Could Impact the Business of the Issuer

The Credit Facility contains restrictive covenants that limit the discretion of Atlantic Holdings with respect to certain matters. The ability of Atlantic Holdings to make distributions is subject to the restrictive covenants contained in the Credit Facility. If an event of default occurs under the Credit Facility or other senior indebtedness of Atlantic Holdings and the lender enforces a guarantee provided by the Issuer, the Issuer will be restricted or prevented from making distributions on its Common Shares and from making payments on the Subordinated Notes.

Future Issuances of IPSs or Common Shares Could Result in Dilution

The Issuer's articles of incorporation authorize the issuance of an unlimited number of Common Shares for such consideration and on such terms and conditions as are established by the board of directors without the approval of any shareholders. Additional IPSs or Common Shares may be issued by the Issuer in connection with a future financing or acquisition by the Issuer. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Issuer and reduce distributable cash per Common Share or per IPS.

Limitations on Enforcement of Certain Civil Judgments by Canadian Investors

The Existing Investors are organized under the laws of the State of Delaware. All of the assets of the Projects are located outside of Canada and certain of the experts named in the Issuer's initial public offering prospectus dated November 10, 2004 are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon the Existing Investors or their managers or officers who are not residents of Canada, or such experts, or to enforce or realize against them upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

The Existing Investors signed the prospectus described above as promoters. The Existing Investors have been advised by counsel in the United States that there is some doubt as to the enforceability in the United States by a court in original actions, or in actions to enforce judgments of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws.

Each Existing Investor has indemnified the Issuer for breaches of representations and warranties given by it under the Acquisition Agreements. However, the indemnification obligations are limited and accordingly the Issuer may not be able to recover the full amount of any losses or damages suffered by it

as a result of such breach to the detriment of the Issuer and ultimately holders of IPSs, Common Shares or Subordinated Notes. Finally, there can be no assurance that the Existing Investors will have sufficient assets to satisfy any liability under Canadian provincial securities laws or any indemnification liability.

Investment Eligibility and Foreign Property

There can be no assurance that the Common Shares and Subordinated Notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans or that the Common Shares and Subordinated Notes represented by the IPSs will not be foreign property under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and on excess holdings of foreign property. In particular, if the Issuer ceases to have a "substantial Canadian presence" (as that term is understood for the purposes of the Tax Act), the Common Shares and Subordinated Notes represented by the IPSs may become foreign property. There can be no assurance that the Issuer will continue to have a substantial Canadian presence. On February 23, 2005, the Minister of Finance (Canada) proposed amendments to the Tax Act to eliminate the limit in respect of holding foreign property effective as of the beginning of 2005.

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "Budget Proposals") to restrict direct and indirect holdings in "business income trusts" (as defined in the Budget Proposals) by certain tax exempt investors. On May 18, 2004, the Minister of Finance (Canada) suspended the Budget Proposals pending consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. While the Budget Proposals did not reference ownership of subordinated notes and common shares of a company as represented by IPSs, IPSs share many characteristics of income trust units. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance will continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. These statements indicated that a consultation paper will be released shortly after the 2005 Federal Budget and that the Department of Finance will continue to monitor developments in the markets for business income trusts and other flow-through entities during the consultation period. Any further initiatives in this area, if any, will be taken following the completion of such consultations. Accordingly, further changes in this area, in addition to or in replacement of the Budget Proposals, are possible. Such changes could result in the Canadian federal income tax considerations generally applicable to a holder of Common Shares and Subordinated Notes, as represented by IPSs, being materially different in certain respects.

U.S. Federal Income Tax Risks

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences generally applicable to a holder of Common Shares and Subordinated Notes, as represented by IPSs, will not be changed in a manner which adversely affects Non-U.S. Holders.

There is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes which are offered in circumstances similar to the Offering (i.e., as part of a unit that includes common shares of the Issuer). In light of this absence of direct authority, it cannot be concluded with certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Issuer intends to take the position that the Subordinated Notes are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Subordinated Notes would be recharacterized as non-deductible distributions with respect to the Issuer's equity, and the Issuer's net taxable income which is effectively connected income and thus its U.S. federal income tax liability would be materially increased. As a result, the Issuer's after-tax cash flow would be reduced and the Issuer's ability to make

interest payments on Subordinated Notes and distributions with respect to Common Shares could be materially and adversely impacted.

Certain U.S. Tax Considerations May Discourage Third Parties from Pursuing a Tender Offer or other Change of Control Transaction

Under certain circumstances, Code Section 163(j) limits a corporation's deductions for interest paid to related foreign persons exempt from U.S. tax. For these purposes, a corporation and a creditor of the corporation will generally be "related" if the creditor owns, directly or by attribution, more than 50% of the corporation by vote or value. The purchase of an IPS should be treated for U.S. tax purposes as a purchase of both an equity interest and a creditor's interest in the Issuer. As a result, a purchase by any non-U.S. person of more than 50% of the IPSs could result in the Issuer's interest deductions being limited with respect to the Subordinated Notes forming part of those IPSs or otherwise owned by such person. Furthermore, if any non-U.S. person owns, directly or by attribution, 10% or more of the outstanding voting stock of the Issuer (including stock owned through IPSs), or certain other relationships exist, then the Issuer may be required to withhold U.S. tax at a rate of up to 30% on interest payable on any Subordinated Notes owned by that person (including Subordinated Notes owned through IPSs), unless an exemption or reduced rate of U.S. withholding tax applies. Either of these factors could discourage third parties from pursuing a tender offer or other change of control transaction with respect to the Issuer, which otherwise might have led to a premium being paid for IPSs.

The Issuer May Not be Able to Make all Principal Payments on the Subordinated Notes

The Subordinated Notes will mature on November 18, 2016. The Issuer may not be able to refinance the principal amount of the Subordinated Notes in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that the Issuer will be able to repay the outstanding principal amount upon maturity of the Subordinated Notes.

As a result of the subordinated nature of the guarantees of the Subordinated Notes, upon any distribution to creditors of Atlantic Holdings in a bankruptcy, liquidation or reorganization or similar proceeding relating to Atlantic Holdings or its property or assets, the holders of Atlantic Holdings' senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Subordinated Notes under the guarantee provided by Atlantic Holdings. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to any of the Project Operating Entities or the Projects (other than the Onondaga Project and the Lake Project), the holders of the Subordinated Notes will not have a claim against the assets of such Projects.

Holders of IPSs, Common Shares and Subordinated Notes May Have Limited Liquidity

Neither the IPSs nor the Common Shares have an extensive public market history. No assurance can be made that an active trading market for the IPSs will be sustained in the future, and the Issuer currently does not expect that an active trading market for the Common Shares will develop until the Subordinated Notes mature. The Common Shares will not be posted for trading on the Toronto Stock Exchange until there exists a sufficient public distribution (for the purposes of the listing requirements of the Toronto Stock Exchange) of Common Shares that are held separately from Subordinated Notes. There is no intention to list the Subordinated Notes on any stock exchange. BMO Nesbitt Burns Inc. has advised the Issuer that it currently intends to facilitate a secondary market in the Subordinated Notes and Common Shares subject to customary market practice and applicable legal and regulatory requirements and limitations. However, BMO Nesbitt Burns Inc. is not obligated to do so and may discontinue any such activities, if commenced, at any time and without notice. Moreover, if and to the extent that BMO Nesbitt Burns Inc. facilitates a market for the Subordinated Notes and Common Shares, there can be no assurance that such market would provide sufficient liquidity for any holder of any such securities.

Amounts in the Reserve Account may not be Sufficient to Stabilize Future Cash Distributions of the Issuer and Fund Acquisitions and Other Growth Opportunities

The Reserve Account has been established to stabilize future cash distributions and to fund acquisitions and other growth opportunities with the objective of enhancing the long-term stability of cash distributions to holders of IPSs. There can be no assurance that amounts in the Reserve Account and the return on investment on such amounts will be sufficient to stabilize future cash distributions or fund growth opportunities. Investments held in the Reserve Account are subject to all risks applicable to such investments. Atlantic Holdings may lose all or part of the funds in the Reserve Account due to factors that are beyond the control of Atlantic Holdings. Although the Manager will seek professional investment advice in situations where it deems it necessary or prudent or in situations where it is otherwise required by law to do so, it is expected that investments in the Reserve Account will not provide a rate of return equal to the rate paid out by the Issuer to holders of IPSs.

The Market Price for the IPSs, Common Shares or Subordinated Notes May be Volatile

There has been limited public market for income participating securities. Factors such as variations in the Issuer's financial results, announcements by the Issuer, the Projects or others, developments affecting the business of the Issuer or the Projects, general interest rate levels, the market price of the Common Shares and general market volatility could cause the market price of the IPSs, the Common Shares or the Subordinated Notes to fluctuate significantly.

In addition, future sales or the availability for sale of substantial amounts of IPSs or Common Shares or a significant principal amount of Subordinated Notes in the public market could adversely affect the prevailing market price of the IPSs, the Common Shares and the Subordinated Notes and could impair the Issuer's ability to raise capital through future sales of its securities.

RATING OF IPSs

DBRS has adapted its income funds rating methodology in order to assign stability ratings to IPSs. DBRS has assigned a preliminary stability rating of STA-3 (low) to the IPSs of the Issuer. DBRS finalized this stability rating on January 18, 2005. Similar to units of income funds rated STA-3, IPSs rated STA-3 are considered by DBRS to have good stability and sustainability of distributions per IPS. Ratings categories range from STA-1 to STA-7, with STA-1 being the highest. Ratings take into consideration the following seven main factors: (1) operating and industry characteristics, (2) asset quality, (3) financial flexibility, (4) diversification, (5) size and market position, (6) sponsorship/governance, and (7) growth. A rating is not a recommendation to buy, sell or hold any security and may be subject to revision or withdrawal at any time by DBRS. DBRS stability ratings do not take such factors as pricing or stock market risk into consideration.

MARKET FOR SECURITIES

The IPSs of the Issuer are listed and posted for trading on the Toronto Stock Exchange under the symbol ATP.UN. The following table sets forth the price ranges and volume of trading of the outstanding IPSs as reported by the Toronto Stock Exchange for the periods indicated.

Period	High	Low	Volume
December 2004	Cdn$11.19	Cdn$10.15	6,110,714
November 18–November 30, 2004	Cdn$10.3	Cdn$9.90	6,781,962

PRIOR SALES

Other than those securities issued in connection with the transactions described under "General Development of the Business", the only issuance of securities by the Issuer in the financial year ended December 31, 2004 was the issuance of one Common Share upon incorporation at a price of Cdn$10.00. This Common Share was repurchased by the Issuer for Cdn$10.00 and cancelled in connection with the completion of the Issuer's initial public offering.

DIRECTORS, OFFICERS AND MANAGEMENT

The Issuer

Directors of the Issuer

The Issuer's articles of incorporation provide for a minimum of one and a maximum of 20 directors, a majority of whom must be residents of Canada and must be unrelated to the Issuer and its subsidiaries, the Existing Investors and the Manager. The directors of the Issuer are Irving Gerstein, Ken Hartwick and John McNeil, all of whom are unrelated to the Issuer and its subsidiaries, the Existing Investors and the Manager. Directors will be elected at each annual meeting of shareholders of the Issuer. The term of office for each of the directors will expire at the time of the next annual meeting of shareholders of the Issuer. A director may be removed by a resolution passed by a majority of the shareholders or may resign. The vacancy created by the removal of a director must be filled at the shareholder meeting at which he or she was removed. A vacancy not so filled at a shareholder meeting, or created by the resignation of a director, may be filled by a quorum of the remaining directors. A quorum for meetings of directors is a majority of the directors, provided that a majority of directors present (or one director, where a quorum is two directors) must be residents of Canada. If there is no quorum of directors, a special shareholder meeting must be called to fill vacancies.

The directors supervise the activities and manage the affairs of the Issuer, including acting for, voting on behalf of and representing the Issuer as a holder of membership interests in Atlantic Holdings.

Governance of the Issuer

In lieu of a corporate governance and compensation committee, the directors are directly responsible for developing the Issuer's approach to governance issues, filling vacancies among the directors and periodically reviewing the composition and effectiveness of the directors and the contribution and compensation of individual directors.

The board of directors is also responsible for adopting and periodically reviewing and updating the written disclosure policy for the Issuer and its subsidiaries. This policy, among other things:

- articulates the legal obligations of the Issuer, its affiliates and their respective directors, managers, officers and employees with respect to confidential information;
- identifies spokespersons of the Issuer, who are the only persons authorized to communicate with third parties such as analysts, media and investors;
- provides guidelines on the disclosure of forward-looking information; and
- provides guidelines to prevent the selective disclosure of material information and to ensure that if selective disclosure of material information does occur, a news release is issued immediately.

Remuneration of the Directors

Initial compensation for directors of the Issuer is $20,000 per year and $1,500 per director for attending board or committee meetings in person. Directors receive $500 for attending meetings by phone. Directors are reimbursed for out-of-pocket expenses for attending board meetings. Directors participate in the insurance and indemnification arrangements described below.

Management and Administration

The Issuer has no executive officers and engages the Manager to provide certain services pursuant to the Management Agreement. The Issuer may directly retain professionals and other service providers from time to time to provide advice and other administrative services directly to the Issuer.

Atlantic Holdings

Board of Managers and Operating Agreement

Atlantic Holdings is governed in accordance with its constating documents and the Operating Agreement. The board of managers of Atlantic Holdings is comprised of seven individuals, a majority of whom are unrelated to and independent from Atlantic Holdings and its subsidiaries, the Existing Investors and the Manager and a majority of whom must be U.S. residents. The Issuer is entitled to appoint a majority of the board of managers of Atlantic Holdings. The board of managers of Atlantic Holdings is comprised as follows:

- four representatives of the Issuer comprised of the three directors of the Issuer and one additional individual designated by the directors of the Issuer who is a U.S. resident and unrelated to and independent from Atlantic Holdings and its subsidiaries, the Existing Investors and the Manager;
- two representatives of the Existing Investors; and
- one representative of the Manager.

The Existing Investors' representation on the Atlantic Holdings' board of managers will be adjusted if their retained interest in Atlantic Holdings is reduced or diluted. The Existing Investors will be entitled to appoint two managers as long as they continue to own 20% or more of the outstanding common membership interests; one manager as long as they continue to own 10% or more but less than 20% of the outstanding common membership interests; and no managers if they own less than 10% of the outstanding common membership interests. The Manager will be entitled to appoint one manager for so long as it is the manager of Atlantic Holdings under the Management Agreement.

The board of managers of Atlantic Holdings has, subject to the provisions of the Operating Agreement and the Management Agreement, full power to manage the business and affairs of Atlantic Holdings, to make all decisions regarding Atlantic Holdings and to bind Atlantic Holdings. Certain fundamental transactions are subject to approval by at least 80% of votes cast by holders of Atlantic Holdings' common membership interests.

The following table sets out the name, province or state of residence, positions with the Issuer and Atlantic Holdings and principal occupation of the individuals who are directors of the Issuer and managers of Atlantic Holdings.

Name and Province/State of Residence[(1)]	Position(s)	Principal Occupation
IRVING GERSTEIN[(2)(3)] .... Ontario, Canada	Director of the Issuer and Manager of Atlantic Holdings	Corporate Director
KEN HARTWICK[(2)(4)] .... Ontario, Canada	Director of the Issuer and Manager of Atlantic Holdings	Chief Financial Officer of Ontario Energy Savings Corp.
JOHN MCNEIL[(2)] .... Ontario, Canada	Director of the Issuer and Manager of Atlantic Holdings	Principal Consultant, Barker, Dunn & Rossi
BILL WHITMAN[(2)] .... New Jersey, U.S.A.	Manager of Atlantic Holdings	Senior Vice President, NW Financial Holdings LLC
DANIEL REVERS[(5)] .... Massachusetts, U.S.A.	Manager of Atlantic Holdings	Managing Partner of ArcLight
ROBB TURNER[(5)] .... New Jersey, U.S.A.	Manager of Atlantic Holdings	Senior Partner of ArcLight
BARRY WELCH[(6)] .... Massachusetts, U.S.A.	Manager of Atlantic Holdings	President and Chief Executive Officer of the Manager

(1) Each director of the Issuer is also a member of the audit committee of the Issuer.

(2) Representative of the Issuer on the board of managers of Atlantic Holdings.

(3) Chairman of the board.

(4) Chairman of the audit committee of the Issuer.

(5) Representative of the Existing Investors on the board of managers of Atlantic Holdings.

(6) Representative of the Manager on the board of managers of Atlantic Holdings.

As at December 31, 2004, the directors of the Issuer and executive officers of the Manager, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 8,670 IPSs, representing approximately 0.02% of the outstanding IPSs of the Issuer.

Biographies

Irving Gerstein, C.M., O.Ont: Mr. Gerstein has been a director of the Issuer since October 4, 2004 and a manager of Atlantic Holdings since November 10, 2004. Mr. Gerstein is a retired executive and is currently a director of Medical Facilities Corporation, Student Transportation of America Ltd. and Economic Investment Trust Limited, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Mr. Gerstein is a Member of the Order of Canada and a Member of the Order of Ontario. He is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of twenty-five years, and is currently a member of its Research Committee. Mr. Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce). During Mr. Gerstein's service as a director of each of Peoples Jewellers Limited and Confederation Life Insurance Company, bankruptcy proceedings were initiated (and, in the case of Peoples Jewellers Limited, claims were made against senior executives of the company, including Mr. Gerstein); all of the creditor and other claims were settled. Mr. Gerstein also entered into a settlement of personal claims arising primarily from participation in a Peoples Jewellers Limited share incentive plan.

Ken Hartwick, C.A.: Mr. Hartwick has been a director of the Issuer since October 4, 2004 and a manager of Atlantic Holdings since November 10, 2004. Mr. Hartwick is currently the Chief Financial Officer of Ontario Energy Savings Corp. ("OESC"). OESC is a wholly-owned subsidiary of, and provides administrative services to, Energy Savings Income Fund ("Energy Savings"), an income trust traded on the Toronto Stock Exchange. Through its subsidiaries and affiliates, Energy Savings markets natural gas to residential customers and small to mid-sized commercial businesses in Ontario, Manitoba and Illinois and solely to commercial customers in Québec and British Columbia. Energy Savings also markets electricity to mid-sized commercial and small industrial customers in Ontario. Mr. Hartwick serves on OESC's Management Committee and is involved in providing strategic direction. Prior to joining OESC, Mr. Hartwick served as Senior Vice President, Finance (October 2000 to September 2001) and Chief Financial Officer and Senior Vice President, Finance (October 2001 to April 2004) of Hydro One Inc., the largest electricity delivery company in Ontario and one of the largest in North America. Mr. Hartwick was a member of Hydro One Inc.'s Executive Committee. From May to October 2000, Mr. Hartwick was Vice President, Cap Gemini Ernst & Young and from 1994 to April 2000 Mr. Hartwick was a partner of Ernst & Young LLP. Mr. Hartwick received his B.A. (Honours) from Trent University in Peterborough, Ontario.

John McNeil: Mr. McNeil has been a director of the Issuer since October 4, 2004 and a manager of Atlantic Holdings since November 10, 2004. Mr. McNeil is President of Barker, Dunn & Rossi (Canada) Inc. ("BDR") based in Toronto. BDR, with headquarters in Washington D.C. and a regional office in Toronto, is an electricity consulting boutique. Prior to his appointment at BDR in 2000, Mr. McNeil was Managing Director Investment Banking with Scotia Capital Inc. from 1996 to 1999. Previously, he was a Senior Vice-President and Director of ScotiaMcLeod Inc. from 1991 to 1995. Mr. McNeil has extensive expertise in the areas of asset management models, capitalization, mergers and acquisitions, business and enterprise valuations, capital markets and market ratings and has worked extensively throughout North America and Europe. Mr McNeil has been a member of the Electricity Task Force of The Toronto Board of Trade since 1996. Mr. McNeil specializes in the electric power sector and his major focus in recent years has been in the field of corporate and enterprise unbundling and reconstitution resulting from the restructuring of the electricity sector in North America. Mr. McNeil received a B.A. (Honours) from Queens University, a Bachelor of Laws from the University of Toronto and an M.B.A. from the University of British Columbia.

Bill Whitman: Mr. Whitman has been a manager of Atlantic Holdings since November 10, 2004. Mr. Whitman is currently the Senior Vice President of NW Financial Group, LLC ("NW"), an investment bank specializing in municipal finance. Mr. Whitman has over twenty years of experience in structuring and managing waste-to-energy projects. At NW, Mr. Whitman helps clients structure and finance projects, providing essential public services such as waste disposal and water treatment. From July 2003 to March 2004, Mr. Whitman was a contract employee of MSW Energy Holdings LLC ("MSW"), where he fulfilled the duties of Chief Financial Officer. MSW owns a 50% indirect membership interest in Ref-Fuel Holdings LLC, which is one of the largest owners and operators of waste-to-energy projects in the United States. Prior to joining MSW, Mr. Whitman played a leading role in the start-up and management of Covanta's (formerly Ogden Corporation) waste-to-energy business from 1987 to 2002. At Covanta, Mr. Whitman directed financial operations, resolved contract and client issues and generally helped to manage day-to-day operations. He was also involved in the structuring and financing of several of the waste-to-energy projects and led the restructuring of distressed projects. Mr. Whitman served as Chief Financial Officer of Ogden Energy Group from 1990 to 2001 and Senior Vice-President of Covanta from 2001 to 2002. During Mr. Whitman's service as a senior officer of Covanta, Covanta filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On March 10, 2004, Covanta and 79 of its affiliates, comprising Covanta's energy and water businesses, were acquired by Danielson Holding Corporation. With the closing of this transaction, Covanta and these affiliates emerged from bankruptcy protection. Mr. Whitman received a Bachelor of Science degree in Environmental Engineering from Syracuse University and an M.B.A. from Carnegie Mellon University.

Daniel Revers: Mr. Revers has been a manager of Atlantic Holdings since November 10, 2004. Prior to forming ArcLight, Mr. Revers was a Managing Director of the Bond & Corporate Finance Group at John Hancock Financial Services, Inc. ("John Hancock") from 1995 to 2001. The Bond and Corporate Finance Group of John Hancock invests approximately $10 billion annually in corporate bonds and private placement transactions and, as of March 30, 2004, had approximately $50 billion in assets under management. The group is comprised of 125 employees, including more than 40 credit analysts with expertise in a wide range of industries worldwide. While at John Hancock, Mr. Revers was responsible for the origination, execution and management of a $6 billion portfolio consisting of debt, equity and mezzanine investments in electric power, natural gas, water, transportation and other infrastructure projects and utilities. He originated over 100 investments in the sector with an aggregate investment value at the time of organization of over $5 billion. Mr. Revers was involved in the development of many of the structured private equity securities currently being utilized in the power sector. Prior to joining John Hancock, Mr. Revers held various financial positions at Wheelabrator Technologies Inc. in Hampton, New Hampshire where he specialized in the development, acquisition and financing of domestic and international power generation, water and other environmental projects. Mr. Revers received a Bachelor of Arts in Economics from Lafayette College and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College.

Robb Turner: Mr. Turner has been a manager of Atlantic Holdings since November 10, 2004. Prior to forming ArcLight, Mr. Turner was a Partner at the investment banking firm of Berenson Minella & Company ("BMC") from 1998 to 2001. Joining BMC in 1998, Mr. Turner founded and built BMC's energy advisory practice. From 1990 through 1998, Mr. Turner held senior positions at Smith Barney, Schroders, plc, Wasserstein Perella Group, Inc. and Kidder, Peabody & Co. During his over 15 years of energy finance, corporate finance and public and private equity investment experience, Mr. Turner was responsible for advising on buyouts, corporate finance structures, mergers and acquisitions. He developed extensive power industry and related relationships and advised on industry-related transactions representing over $25 billion in value. His assignments included large domestic and cross-border power industry M&A transactions, power plant development, coal and telecom advisory assignments and raising capital for power technology companies. His clients included many leading private equity firms as well as corporate entities employing highly-leveraged capital structures. Mr. Turner is a graduate of the U.S. Military Academy at West Point and has an M.B.A. from Harvard Business School.

Barry Welch: Mr. Welch has been President and Chief Executive Officer of the Manager since October 1, 2004 and a manager of Atlantic Holdings since November 10, 2004. Prior to joining the Manager, Mr. Welch was the Senior Vice President and head or co-head of the Bond & Corporate Finance Group of John Hancock from 2000 to 2004. Mr. Welch served on several committees at John Hancock, including its Pension Investment Advisory Committee and Investment Operating Committee. Mr. Welch was Chairman of John Hancock's Bond Investment Committee and reported monthly on investment portfolio, strategy and activity to the Committee of Finance of John Hancock's board of directors. Mr. Welch also led the development and approval of Hancock's involvement with Fund I and served as a member of Fund I's Investment Committee. Previously at John Hancock, Mr. Welch headed the Bond and Corporate Finance Group's Power and Energy investment team. From 1986 to 2004, he was involved indirectly or oversaw $25 billion of investments in over 1,000 utility, project finance and oil & gas transactions. Prior to joining John Hancock, Mr. Welch spent over three years as a developer of power projects at Thermo Electron Corporation's Energy Systems Division (later known as Thermo Ecotek). There he was involved in greenfield development of natural gas, wood and waste-to-energy projects, as well as asset management roles for operating plants. Mr. Welch received a Bachelors of Science in Mechanical and Aerospace Engineering from Princeton University and an M.B.A. from Boston College. Mr. Welch serves on the board of Directors of the Walker Home and School in Needham, Massachusetts.

Remuneration of Board of Managers of Atlantic Holdings

Compensation for non-management managers of Atlantic Holdings (other than members of the board of managers who are also directors of the Issuer) is $20,000 per year. Each non-management

member of the board of managers of Atlantic Holdings receives $1,500 per meeting for attending board or committee meetings in person and $500 for attending meetings by phone. Managers are also reimbursed for out-of-pocket expenses for attending board and committee meetings. Managers participate in the insurance and indemnification arrangements described below.

Management

Atlantic Holdings has no executive officers. Management and administrative services are provided to Atlantic Holdings by the Manager pursuant to the Management Agreement.

Insurance Coverage for Directors and Managers and Indemnification

The Issuer has obtained a policy of insurance for the directors of the Issuer and for the managers of Atlantic Holdings. Under the policy, each of the Issuer and Atlantic Holdings has reimbursement coverage to the extent that it has indemnified the directors or managers. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the directors of the Issuer or the managers of Atlantic Holdings. The total limit of liability is shared among the directors of the Issuer and the managers of Atlantic Holdings so that the limit of liability will not be exclusive to any one of the respective directors or managers.

The by-laws of the Issuer and the Operating Agreement for Atlantic Holdings provide for the indemnification of their respective directors, managers and officers (if any) from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.

The Manager

The Manager is a Delaware limited liability company formed by ArcLight and the Existing Investors. The names, states of residence, positions with the Manager and principal occupations of the officers of the Manager, together with brief biographies of those who are not members of the board of managers of Atlantic Holdings, are set out below. Barry Welch, the President and Chief Executive Officer of the Manager, and Mark Byskov, the Chief Financial Officer and Corporate Secretary of the Manager, are full-time employees of the Manager. In addition to the officers listed below, the Manager has contracted with ArcLight to obtain certain back-office and support services and for possible secondment of ArcLight employees from time to time as appropriate to assist the Manager in fulfilling its responsibilities under the Management Agreement.

Name and State of Residence	Position(s) with the Manager	Principal Occupation
BARRY WELCH .... Massachusetts, U.S.A.	President and Chief Executive Officer	President and Chief Executive Officer of the Manager
MARK BYSKOV .... Massachusetts, U.S.A.	Chief Financial Officer and Corporate Secretary	Chief Financial Officer and Corporate Secretary of the Manager

Biographies

Mark A. Byskov, C.A., C.P.A.: Mr. Byskov has been Chief Financial Officer and Corporate Secretary of the Manager since December 13, 2004. Prior to joining the Manager, Mr. Byskov served as Director of Corporate Planning for Atlas Cold Storage Trust ("Atlas"), the owner of the second largest temperature controlled distribution network in North America. At Atlas, Mr. Byskov managed the direction of the annual budget for the 55 facility network operated by the trust and was responsible for Canadian and U.S. tax planning. Prior to joining Atlas, Mr. Byskov was Corporate Controller of Radiant Energy Corporation, Orchard Park, NY ("Radiant"). At Radiant, Mr. Byskov was responsible for the preparation of U.S. SEC and Canadian exchange filings and was responsible for the complete financial reporting cycle, among other duties. From 1994 to 2000, Mr. Byskov served as Vice President of Finance

and Chief Financial Officer of Marsh Engineering Limited, a multi-facility group of project-oriented industrial service companies, engaged in precision machining, manufacturing, heavy equipment repair, instrumentation distribution and repair in the marine, power generation and other industrial sectors. Mr. Byskov received a Bachelors of Commerce with Honors from Carleton University, Ottawa, Ontario. He is a Certified Public Accountant and has been a member of the American Institute of Public Accountants since 2002. He is also a Chartered Accountant and has been a member of the Canadian Institute of Chartered Accountants since 1994.

Management Agreement

The Manager has been engaged to provide or cause to be provided management and administrative services to Atlantic Holdings and its subsidiaries pursuant to the terms of the Management Agreement. These management and administrative services include: (i) representing Atlantic Holdings' interests in the Project Holding Entities and their subsidiaries and overseeing the operation of the Projects; (ii) assisting in the development, implementation and monitoring of strategic plans; (iii) assisting in developing an annual budget and an annual distributable cash forecast; (iv) assisting with treasury, legal and compliance, financing and risk assessment activities; (v) reviewing the budgets and schedules for major maintenance proposed for the Projects; (vi) assisting in the preparation of financial reports in respect of the Projects and any future projects; (vii) assisting in the negotiation of material agreements; (viii) monitoring compliance with the annual budget, applicable laws and distributable cash forecast; (ix) assisting in and supervising the analysis of potential acquisitions, investments and dispositions; (x) carrying out or supervising the making of acquisitions, dispositions or investments; (xi) retaining accountants, lawyers, consultants, investment bankers and other such professional advisers; and (xii) assisting in the preparation, planning and coordination of meetings of the board of managers of Atlantic Holdings and holders of membership interests in Atlantic Holdings.

Under the Management Agreement, the Manager, if requested by the Issuer, has also agreed to provide certain administrative services to the Issuer including: (i) assisting the Issuer in complying with its continuous disclosure obligations under applicable securities legislation; (ii) providing or causing to be provided to holders of securities of the Issuer, all information to which they are entitled under the constating documents of the Issuer and the Indenture and applicable laws; (iii) monitoring compliance of the Issuer with applicable laws; (iv) advising on and negotiating any financings by the Issuer; (v) providing for the calculation and distribution of interest payments and distributions to holders of IPSs and the Separate Subordinated Notes; and (vi) assisting in the preparation, planning and coordination of meetings of the board of directors of the Issuer and holders of Common Shares of the Issuer.

Pursuant to the Management Agreement, a number of material actions may not be authorized by the Manager without first obtaining the approval of the managers of Atlantic Holdings or the board of directors of the Issuer, as applicable, including: (i) adopting, amending or materially deviating from annual business plans; (ii) taking any action by or on behalf of a Project Holding Entity, any subsidiary of a Project Holding Entity or any Project Operating Entity that may have a material impact on the annual distributable cash forecast; (iii) disposing of any material assets; and (iv) raising capital by way of an issuance of securities of Atlantic Holdings or the Issuer. Without the approval of a majority of the Atlantic Holdings managers who are independent of the Manager and its affiliates, the Manager, on behalf of Atlantic Holdings or the Issuer or a subsidiary or affiliate of Atlantic Holdings or the Issuer, may not (i) enter into any material transaction with the Manager or an affiliate of the Manager; or (ii) amend any existing material terms of the Management Agreement or fees payable thereunder.

In consideration for providing the management and administrative services under the Management Agreement, the Manager receives: (i) an annual management fee; (ii) payments representing cost reimbursement; and (iii) an incentive fee. The annual management fee is an amount equal to $300,000 (a portion of which is paid by the Issuer), subject to adjustment for any future acquisitions or investments on the basis that the annual fee will increase by an amount agreed between the Manager and Atlantic Holdings, as approved by the managers of Atlantic Holdings who are independent of the Existing

Investors and the Manager, taking into consideration the increased service levels required and the resource requirements imposed as a result of or created by such acquisition or investment. The annual fee is subject to adjustment for inflation and is payable monthly in advance on the first business day of each month. The Manager is entitled to be reimbursed for all out-of-pocket costs and expenses reasonably incurred by the Manager or its affiliates in carrying out the management and administrative services including reasonable allocations for charges incurred by the Manager for services provided by ArcLight pursuant to the agreement described below and for any other services provided by affiliates of the Manager (which charges are reimbursed on a cost recovery basis). The allocations for such charges are subject to the approval by the managers of Atlantic Holdings who are independent of the Existing Investors and the Manager, by way of either annual budget approval or specific authorization.

The incentive fee is designed to enhance the profitability and cash flow of Atlantic Holdings and thus, that of the Issuer. The Manager is entitled to an annual incentive fee equal to 25% of the product obtained by multiplying (i) the excess of the cash distributed per IPS (or, following the redemption, repurchase or maturity of all of the Subordinated Notes or separation of all of the IPSs, per Common Share) in any fiscal year over the Targeted Cash Distribution by (ii) the weighted average number of IPSs, Common Shares not represented by IPSs and Existing Investor Interests outstanding for the relevant calendar year or part thereof, subject to customary anti-dilution provisions. The incentive fee will be adjusted in any given fiscal year to account for any period less than a full year during which the Manager provides services under the Management Agreement. The incentive fee will also be adjusted in various other circumstances, including certain events which affect the capital of the Issuer.

The Management Agreement has an initial 20-year term and will be automatically renewed for additional five-year terms unless, at least six months prior to the expiration of the then current term, a majority of the managers of Atlantic Holdings and the directors of the Issuer independent of the Existing Investors and the Manager determine that the Management Agreement will not be renewed and notify the Manager accordingly. Atlantic Holdings and the Issuer have the right to terminate the Management Agreement earlier in circumstances of: (i) bankruptcy, insolvency or receivership of the Manager; (ii) fraud, wilful default or gross negligence committed by the Manager; or (iii) default by the Manager in the performance of a material obligation under the Management Agreement, if (1) such default is not caused by an event of force majeure, and (2) such default is not cured within 60 days of written notice being given by Atlantic Holdings to the Manager of the default or if such default is not reasonably capable of being cured within 60 days, the Manager has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days. The Manager has the right to terminate the Management Agreement earlier (i) in the event of (1) the bankruptcy, insolvency or receivership of Atlantic Holdings or the Issuer, or (2) a default by Atlantic Holdings or the Issuer in the performance of a material obligation under the Management Agreement (other than as a result of the occurrence of a force majeure event) which is not remedied within 60 days after notice thereof has been delivered, or if such default is not reasonably capable of being cured within 60 days, Atlantic Holdings or the Issuer has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days; or (ii) upon 90 days' prior written notice to Atlantic Holdings or the Issuer.

Atlantic Holdings or the Issuer may terminate the Management Agreement upon 90 days' prior written notice if: (i) while Atlantic Power Management Holdings, LLC ("APM") owns the Manager, ArcLight should cease to be the manager of the members of APM; or (ii) APM sells the Manager and ArcLight ceases to have a significant influence over the operation of the Manager, without, in either case, the prior written consent of the managers of Atlantic Holdings and the directors of the Issuer who are independent of the Existing Investors and the Manager, which consents shall not be unreasonably withheld.

No party shall sell or assign its rights or obligations under the Management Agreement to a third party without the prior written consent of the other parties, which consent may not be unreasonably withheld (unless the assignee is not a reputable and experienced manager), except (i) in the case of Atlantic Holdings or the Issuer, to a bona fide lender as security, including as security for any guarantee

granted by Atlantic Holdings or the Issuer in respect of the obligations of its affiliates to any third party or parties providing bona fide financing to such affiliates; or (ii) in the case of the Manager, to a direct or indirect wholly-owned subsidiary of the Existing Investors or their affiliates.

The Manager may delegate certain aspects of its responsibilities under the Management Agreement, but no such delegation will relieve the Manager of its obligations thereunder. The Manager may, with the approval of the directors of the Issuer and the managers of Atlantic Holdings who are independent of the Existing Investors and the Manager, contract with affiliates to provide services to the Issuer and Atlantic Holdings not otherwise provided for in the Management Agreement, such as advisory and investment banking services.

The Manager and any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager shall be indemnified and saved harmless by Atlantic Holdings and the Issuer from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against the Manager and any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager, in any way arising from or related in any manner to the Management Agreement, unless such claims arise from the fraud, wilful default or gross negligence of the Manager or any person who is serving or shall have served as a director, manager, officer, employee, subcontractor, secondee or agent of the Manager. The Manager and its affiliates and associates may rely on information provided by Atlantic Holdings, the Issuer or any employee or agent thereof unless it has actual notice that such information is inaccurate.

The Manager and ArcLight have entered into an agreement (the "Management Support Agreement") which provides that certain ArcLight employees will be available to provide administrative and office support services to the Manager and that ArcLight employees may be seconded to the Manager from time to time as appropriate to enable the Manager to fulfill its responsibilities under the Management Agreement. Services and resources provided by ArcLight under the Management Support Agreement will be provided to the Manager on a cost recovery basis. The Management Support Agreement requires ArcLight and its affiliates to give the Manager the opportunity to pursue, on behalf of the Issuer and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for Fund I, Fund II or other investment funds managed by ArcLight or its affiliates or that do fit within such investment guidelines but which such investment funds determine not to pursue.

Non-Exclusivity and Conflicts of Interest

Barry Welch, the President and Chief Executive Officer of the Manager, and Mark Byskov, the Chief Financial Officer and Corporate Secretary of the Manager, are full-time employees of the Manager and devote their time and efforts exclusively to and for the benefit of the business of Atlantic Holdings and the Issuer. ArcLight and its affiliates and their employees or agents may be engaged or invest directly or indirectly in a variety of other companies or other entities involved in owning, managing or advising on or otherwise engaged in the business of the generation, production, transmission, distribution, purchase and sale of electricity, other forms of energy-related projects, infrastructure projects, utility projects or other businesses.

Affiliates of ArcLight currently act, and may hereafter act, as managers to investment funds whose investment criteria encompass investments in power generation facilities in Canada and the U.S. In particular, an affiliate of ArcLight is the general partner of Fund I and Fund II, which invest in power generation, transmission and distribution assets as well as power-related fuel, services and equipment businesses, primarily in the United States. Existing and future agreements governing investment funds managed by affiliates of ArcLight, including the agreements governing Fund I and Fund II, require, and are expected to require in the case of future agreements, that suitable investments for such investment funds identified by ArcLight first be offered to the investment funds. The Management Support

Agreement requires that ArcLight and its affiliates give the Manager the opportunity to pursue, on behalf of the Issuer and Atlantic Holdings, investment opportunities that do not fit within the investment guidelines for Fund I, Fund II or other investment funds managed by ArcLight or its affiliates or that do fit within such investment guidelines but which such investment funds determine not to pursue. None of ArcLight or its affiliates are prohibited by any agreement with Atlantic Holdings or the Issuer from competing with Atlantic Holdings or the Issuer, or from acquiring, investing in, or providing administrative or managerial services to, a competitor of Atlantic Holdings or the Issuer.

AUDIT COMMITTEE

The Issuer has established an audit committee comprised of three directors: Ken Hartwick (Chair), Irving Gerstein and John McNeil, each of whom is considered "independent" and "financially literate" within the meaning of Multilateral Instrument 52-110 – Audit Committees. The audit committee is responsible for the oversight and supervision of the accounting and financial reporting practices and procedures of the Issuer, the adequacy of internal accounting controls and procedures and the quality and integrity of financial statements of the Issuer. The independent auditors of the Issuer report directly to the audit committee. In addition, the audit committee is responsible for directing the auditors' examination of specific areas and for recommending to the board of directors the selection of independent auditors of the Issuer. The charter of the audit committee is attached hereto as Appendix "A".

Relevant Education and Experience of Audit Committee Members

In addition to each member's general business experience, the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member is set forth in their respective biographies above under "Directors, Officers and Management".

External Auditor Service Fees

During the year ended December 31, 2004, the Issuer retained its principal accountant, KPMG LLP, to provide services in the categories and for the approximate amounts that follow:

	2004
Audit fees	Cdn$260,000
Tax fees	Cdn$130,000

The nature of each category of fees is described below.

Tax Fees

Tax fees were paid for tax compliance services and tax advice and planning, including preparation of U.S. federal and state and Canadian federal and provincial tax returns and supporting schedules, as well as information forms.

Pre-Approval Policies and Procedures

The Issuer's audit committee has adopted specific policies and procedures for the engagement of non-audit services. The policies and procedures for such engagement are set out in the audit committee's charter attached hereto as Appendix "A".

Audit Committee Oversight

At no time since the commencement of the Issuer's most recently completed financial year has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors of the Issuer.

PROMOTERS

The Existing Investors are considered to be promoters of the Issuer by reason of their initiative in organizing the business and affairs of the Issuer. The Existing Investors own 26,491,865 common membership interests and 26,491,865 Class B preferred membership interests in Atlantic Holdings, representing 41.9% of the common membership interests and all of the Class B preferred membership interests in Atlantic Holdings, respectively.

Upon completion of the initial public offering of IPSs and private placement of Separate Subordinated Notes on November 18, 2004, the Issuer, through Atlantic Holdings, completed the acquisition of all of the outstanding membership interests in the Project Holdings Entities from the Existing Investors. The Project Holding Entities in turn collectively hold interests in the Projects. See "General Development of the Business".

The Existing Investors are organized under the laws of a foreign jurisdiction and reside outside Canada. Although the promoters have appointed the Issuer, Suite 2400, 250 Yonge Street, Toronto, Ontario, Canada, M5B 2M6 as their agent for service of process in Ontario, it may not be possible for investors to collect from the promoters judgments obtained in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

LEGAL PROCEEDINGS

In the ordinary course of business, the Issuer and its subsidiaries and each Project Operating Entity may, from time to time, be subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. To the knowledge of the Issuer, none of the Issuer or its subsidiaries or any Project Operating Entity is involved in any legal proceeding which is expected to have a material effect on the Issuer and no legal proceedings of a material nature are pending or to the knowledge of the Issuer threatened against the Issuer or its subsidiaries or any Project Operating Entity.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Issuer, except as may be described elsewhere in this annual information form, no director, manager or executive officer of the Issuer or any of its subsidiaries, no executive officer of the Manager, no person or company that is the director or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the outstanding voting securities of the Issuer and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Issuer since the closing of the Issuer's initial public offering on November 18, 2004.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the IPSs and the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts, other than contracts entered into in the ordinary course of business, that were entered into within the financial year ended December 31, 2004 by the Issuer and/or Atlantic Holdings are as follows:

- the Acquisition Agreements;
- the Indenture;
- the Underwriting Agreement;
- the Operating Agreement;
- the Management Agreement; and
- the Credit Facility.

See the "Glossary of Terms" for particulars of these contracts. These contracts can be found on SEDAR at www.sedar.com. Copies of these agreements may also be examined at the head and principal office of the Issuer during normal business hours.

INTERESTS OF EXPERTS

KPMG LLP, the auditor of the Issuer, has been named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations by the Issuer during, or relating to, the Issuer's financial year ended December 31, 2004. To the knowledge of the Issuer, KPMG LLP holds no registered or beneficial interest, directly or indirectly, in any securities or other property of the Issuer or any of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Issuer may be found on SEDAR at www.sedar.com.

Additional information, including principal holders of the Issuer's securities, is contained in the Issuer's information circular relating to the 2005 annual meeting of shareholders of the Issuer. Additional financial information is provided in the Issuer's financial statements and management's discussion and analysis for the year ended December 31, 2004.

APPENDIX "A"

ATLANTIC POWER CORPORATION

AUDIT COMMITTEE

CHARTER

The Audit Committee (the "**Committee**") of Atlantic Power Corporation (the "**Issuer**") is established in order to assist the board of directors of the Issuer in their oversight activities. The purpose of the Committee is to assist the board in its oversight and supervision of:

- the integrity of the Issuer's accounting and financial reporting practices and procedures,
- the adequacy of the Issuer's internal accounting controls and procedures,
- the quality and integrity of the Issuer's consolidated financial statements, and
- the independence and performance of the Issuer's independent auditor.

Composition:

- The board of directors of the Issuer shall elect annually from among its members a committee to be known as the Audit Committee to be composed of three directors who are "unrelated" directors (within the meaning of the Toronto Stock Exchange corporate governance guidelines), who qualify as "independent directors" within the meaning of Multilateral Instrument 52-110 – Audit Committees (the "**Audit Committee Rule**") and each of whom is "financially literate" (or will become so within a reasonable period of time following his or her appointment) within the meaning of the Audit Committee Rule.

- A member of the Committee who sits on the board of directors/managers of an affiliated entity is exempt from the requirement that he or she be independent if that member, except for being a director/manager (or member of a board committee) of the Issuer and the affiliated entity, is otherwise independent of the Issuer and the affiliated entity, provided that the boards have determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.

- If a member of the Committee ceases to be independent for reasons outside that member's reasonable control, that member is exempt from the requirement to be independent for a period ending on the later of:

  (a) the next annual meeting of the Issuer; and

  (b) the date that is six months from the occurrence of the event which caused the member to not be independent,

  provided that the board of directors has determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.

- Where the death, disability or resignation of a member of the Committee has resulted in a vacancy on the Committee that the boards are required to fill, a member appointed to fill such vacancy is exempt from the requirements to be independent and financially literate for a period ending on the later of:

  (a) the next annual meeting of the Issuer; and

  (b) the date that is six months from the day the vacancy was created,

provided that the board of directors has determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.

Reports:

The Committee shall report to the board of directors of the Issuer on a regular basis and, in any event, before the public disclosure by the Issuer of its quarterly and annual financial results. The reports of the Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Issuer's consolidated financial statements, its compliance with legal or regulatory requirements, and the independence and performance of the Issuer's independent auditor.

Responsibilities:

Subject to the powers and duties of the board of directors of the Issuer, the board hereby delegates to the Committee the following powers and duties to be performed by the Committee on behalf of and for the board of directors of the Issuer:

A. Financial Statements and Other Financial Information

The Committee shall:

(i) review the Issuer's consolidated annual audited financial statements and related documents prior to any public disclosure of such information;

(ii) review the Issuer's consolidated interim unaudited financial statements and related documents prior to any public disclosure of such information;

(iii) following a review with management and the independent auditor of such annual and interim consolidated financial statements and related documents, recommend to the board of directors of the Issuer the approval of such financial statements and related documents;

(iv) review with management and/or the independent auditor all critical policies and practices used as well as significant management estimates and judgements and any changes in accounting policies or financial reporting requirements that may affect the Issuer's consolidated financial statements;

(v) review with management and/or the independent auditor the treatment in the financial statements of any significant transactions and other potentially difficult matters;

(vi) conduct an annual and semi-annual review of the expenses of the Manager and the Issuer;

(vii) review a summary provided by the Issuer's legal counsel of the status of any material pending or threatened litigation, claims and assessments respecting the Issuer and its subsidiaries; and

(viii) review the other annual financial reporting documents as well as management's discussion and analysis and earnings press releases of the Issuer prior to any disclosure to the public.

B. Financial Reporting Control Systems

The Committee shall:

(i) require management to implement and maintain appropriate internal controls, and use reasonable efforts to satisfy itself as to the adequacy of the Issuer's policies for the management of risk and the preservation of assets and the fulfillment of legislative and regulatory requirements;

(ii) annually, in consultation with management, the independent auditor and, if applicable, the officer or employee responsible for the internal audit function, review, evaluate and assess the adequacy and integrity of the Issuer's consolidated financial reporting processes and internal controls, and discuss significant financial risk, exposures and the steps management has taken to monitor, control and report such exposures;

(iii) if applicable, meet separately with the officer or employee responsible for the internal audit function to discuss any matters that the Committee or independent auditor believe should be discussed in private;

(iv) submit to the board of directors of the Issuer and the boards of directors/managers of its subsidiaries any recommendations the Committee may have from time to time with respect to financial reporting, accounting procedures and policies and internal controls;

(v) review reports from senior officers of the Issuer and its subsidiaries outlining any significant changes in financial risks facing the Issuer;

(vi) review the management letter of the independent auditor and the responses to suggestions made;

(vii) review any new appointments to senior positions of the Issuer, its subsidiaries and Atlantic Power Management, LLC with financial reporting responsibilities (such review may be carried out by the Chairman of the Committee);

(viii) satisfy itself that adequate procedures are in place for the review of the Issuer's disclosure of the Issuer's financial information extracted or derived from the Issuer's consolidated financial statements (other than the financial statements, management's discussion and analysis and earnings press releases) and periodically assess the adequacy of those procedures;

(ix) establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Issuer or its subsidiaries regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Issuer or its subsidiaries of concerns regarding questionable accounting or auditing matters;

(x) review and approve the Issuer's (and its respective subsidiaries') hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Issuer; and

(xi) obtain assurance from the independent auditor regarding the overall control environment and the adequacy of accounting system controls.

C. Independent Auditor

The Committee shall:

(i) review the audit plan with the independent auditor;

(ii) discuss in private with the independent auditor matters affecting the conduct of its audit and other corporate matters;

(iii) review the performance and the remuneration of the Issuer's independent auditor;

(iv) recommend to the board of directors of the Issuer each year the retention or replacement of the independent auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Issuer and the remuneration of the independent auditor;

(v) if there is a plan to change the independent auditor, review all issues related to the change and the steps planned for an orderly transition;

(vi) annually review and recommend for approval to the shareholders the terms of engagement and the remuneration of the independent auditor;

(vii) oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Issuer, including the resolution of disagreements between management and the independent auditor regarding financial reporting;

(viii) discuss with the Issuer's independent auditor the quality and not just the acceptability of the Issuer's accounting principles;

(ix) meet with the Issuer's independent auditor on a regular basis in the absence of management;

(x) relay its expectations to the Issuer's independent auditor from time to time including its expectation that (i) any disagreements of a material nature with management be brought to the attention of the Committee, (ii) the independent auditor is accountable to the Committee and the board, each as representatives of the shareholders and must report directly to the Committee, (iii) any irregularities in the financial information be reported to the Committee, (iv) the independent auditor explains the process undertaken by it in auditing or reviewing the Issuer's financial disclosure, (v) the independent auditor discloses to the Committee any significant changes to accounting policies or treatment of the Issuer, (vi) the independent auditor discloses to the Committee any reservations it may have about the financial statements or its access to materials and/or persons in reviewing or auditing such statements, and (vii) the independent auditor discloses any conflict of interest that may arise in its engagement;

(xi) review at least annually the non-audit services provided by the Issuer's independent auditor for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditor; and

(xii) pre-approve all non-audit services to be provided to the Issuer or its subsidiary entities by its independent auditor or the independent auditor of its subsidiary entities,[1] provided that the Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

<u>**Structure:**</u>

- The Committee shall appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the "**Secretary**"). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chairman.

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[1] The Committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Issuer and its subsidiary entities to the Issuer's independent auditor during the fiscal year in which the services are provided; (b) the services were not recognized by the Issuer or the subsidiary entity of the Issuer at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

- The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than once a year. Meetings will be at the call of the Chairman. Notwithstanding the foregoing, the independent auditor of the Issuer or any member of the Committee may call a meeting of the Committee on not less than 48 hours' notice.

- No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum provided that if the number of members of the Committee is an even number one half of the number of members plus one shall constitute a quorum.

- Any member of the Committee may be removed or replaced at any time by the board of directors of the Issuer and shall cease to be a member of the Committee as soon as such member ceases to be a director. Subject to the foregoing, each member of the Committee shall hold such office until the next annual meeting of shareholders after his or her election as a member of the Committee.

- The independent auditor of the Issuer shall be entitled to receive notice of every meeting of the Committee and, at the expense of the Issuer, to attend and be heard thereat.

- The time at which and the place where the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, or otherwise determined by resolution of the board of directors.

- The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the board of directors may from time to time determine.

Independent Advice:

In discharging its mandate the Committee shall have the authority to retain and receive advice from special legal, accounting or other advisors.

Annual Evaluation:

At least annually, the Committee shall, in a manner it determines to be appropriate:

- Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with its terms of reference.

- Review and assess the adequacy of its terms of reference and recommend to the board of directors of the Issuer any improvements to its terms of reference that the Committee determines to be appropriate.

Limitation:

Nothing in this charter is intended to or shall have the effect of limiting or impairing the independent decision making authority or responsibility of any board of directors/managers of a subsidiary of the Issuer mandated by applicable law.

Definitions:

"**financially literate**" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Issuer's consolidated financial statements.

"**independent director**" means a director who has no direct or indirect material relationship with the Issuer.[2]

"**material relationship**"[3] means a relationship which could, in the view of the board of directors of the Issuer, be reasonably expected to interfere with the exercise of a member's independent judgement. Without limiting the generality of the foregoing, the following individuals are considered to have a material relationship with the Issuer:[4]

(a) an individual who is, or has been within the last three years, an employee or executive officer[5] of the Issuer;

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the Issuer;

(c) an individual who:

(i) is a partner[6] of a firm that is the Issuer's internal or external auditor,

(ii) is an employee of that firm, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the Issuer's audit within that time;

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of a firm that is the Issuer's internal or external auditor,

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the Issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Issuer's current executive officers serves or served at that same time on the entity's compensation committee; and

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2 For the purpose of the definitions of "independent director" and "material relationship" in this section, "Issuer" includes a subsidiary entity of the Issuer and a parent of the Issuer, as applicable.

3 This definition is based on proposed amendments to the Audit Committee Rule (the "**Proposed Amendments**"). Comments on the Proposed Amendments have been requested by January 27, 2005. We do not anticipate that the final amendments to the Audit Committee Rule will be any more rigorous than the Proposed Amendments.

4 An individual will not be considered to have a material relationship with the Issuer solely because he or she had a relationship identified in this definition if that relationship ended before March 30, 2004. An individual will not be considered to have a material relationship with the Issuer solely because the individual or his or her immediate family member has previously acted as an interim chief executive officer of the Issuer or acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Issuer on a part-time basis.

5 An "executive officer" includes any individual who performs a policy-making function in respect of the entity.

6 A partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the Issuer received, more than $75,000 in direct compensation[7] from the Issuer during any 12 month period within the last three years.[8]

"**unrelated director**" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Issuer, other than interests and relationships arising from holding securities.

GOODMANS\\5132160.15

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[7] Direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the Issuer; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.

[8] An individual who: (a) has a relationship with the Issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Issuer or any subsidiary entity of the Issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (b) is an affiliated entity of the Issuer or any of its subsidiary entities, is considered to have a material relationship with the Issuer. The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by: (a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Issuer or any subsidiary entity of the Issuer. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.

Atlantic Power Holdings receives significant cash distribution

On Tuesday March 1st, Atlantic Power Holdings ("Holdings") received a distribution of $US35,857,500 from the MASSPOWER Project (the "Project"). Atlantic Power Corporation ("ATP") holds a 58.1% interest in Holdings.

This distribution is comprised of (i) a portion of the proceeds paid to the Project by two of its three utility power purchasers to terminate power purchase agreements that together account for approximately 66.5% of the Project's output, (ii) operating income and (iii) the release of restricted cash.

The Project has repaid its outstanding debt and will continue to deliver power under its remaining power purchase agreement extending through 2013 for approximately 7.9% of its output, and will have the option to sell the remainder of its output into the wholesale spot market.

Barry Welch, President and CEO of ATP's Manager stated, "We are very pleased with this outcome and see it as a true win-win situation for the Project and for ratepayers."

Holdings will place these funds into its Reserve Account, which is available to fund acquisitions and other growth opportunities to enhance the long-term stability of distributions.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

FOR FURTHER INFORMATION PLEASE CONTACT:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

February 17, 2005

Atlantic Power Corporation Announces February 2005 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of February 2005. A distribution of $0.0834 per Income Participating Security ("IPS") will be payable on March 31, 2005 to holders of record at the close of business on February 28, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0834 reflects a cash dividend per common share of $0.0305 and an interest payment of $0.0529 for the month of February 2005.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

RECEIVED

2007 OCT 18 A 11:-1

AtlanticPower
Corporation

EPSILON ACQUISITION AGREEMENT

November 10, 2004

Goodmans LLP

250 YONGE STREET
SUITE 2400
TORONTO, ONTARIO
M5B 2M6

TABLE OF CONTENTS

Page

ACQUISITION AGREEMENT

THIS AGREEMENT is made as of the 10th day of November, 2004.

B E T W E E N:

ATLANTIC POWER CORPORATION, a corporation existing under the laws of the Province of Ontario,

(the "**Issuer**")

- and -

ATLANTIC POWER HOLDINGS, LLC, a limited liability company existing under the laws of the State of Delaware,

("**Buyer**")

- and -

EPSILON POWER HOLDINGS, LLC, a limited liability company existing under the laws of the State of Delaware.

("**Seller**")

RECITALS:

A. The Issuer intends to complete an offering (the "**Offering**") of income participating securities ("**IPSs**") to the public under the Prospectus (as defined herein) filed with the securities regulatory authorities in each of the provinces and territories of Canada.

B. The Issuer will use the net proceeds of the Offering (after deducting certain fees and expenses of the Offering payable by the Issuer), together with net proceeds of approximately Cdn$35,400,000 from the sale of the Separate Subordinated Notes (as defined herein), to subscribe for 32,000,000 common membership interests and 38,329,287 Class A preferred membership interests in Buyer.

C. Buyer will in turn use a portion of the proceeds from the subscription for membership interests by the Issuer (net of any costs and expenses incurred by Buyer), together with common membership interests and Class B preferred membership interests to be issued by it, as provided herein, to acquire all of the issued and outstanding membership interests in Epsilon Power Funding, LLC (the "**Company**") from Seller under and subject to the terms and conditions of this Agreement.

D. The Underwriting Agreement (as defined herein) provides that, as a condition to the completion of the Offering, the Issuer, Buyer and Seller enter into this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement:

(a) "**Acquisition Agreements**" means the Teton Acquisition Agreement, the Umatilla Acquisition Agreement and this Agreement;

(b) "**affiliate**" has the meaning attributed thereto in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act;

(c) "**Affiliated Group**" means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local or foreign law;

(d) "**Agreement**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**", and similar expressions refer to this Acquisition Agreement and not to any particular article, section, subsection, clause, subdivision or other portion hereof, as it may be amended, modified or restated in accordance with the terms hereof, and include any and every instrument supplemental or ancillary hereto;

(e) "**Ancillary Agreements**" means the Indenture (including the guarantees and pledges contemplated thereby), the Credit Facility, the Underwriting Agreement, the Teton Acquisition Agreement, the Umatilla Acquisition Agreement, the Indemnity Agreement, the Operating Agreement and the Management Agreement;

(f) "**Business**" means the business of the Company and the Company Subsidiaries consisting primarily of the business of, and the direct and indirect ownership, management, operation and lease of assets and property in connection with, the generation, transmission, distribution and purchase and sale of electricity and thermal energy, together with investments and other direct or indirect rights in Persons involved in the business of the generation, transmission, distribution, purchase and sale of electricity and thermal energy, as well as engaging in all activities ancillary or incidental to any of the foregoing;

(g) "**Business Day**" means any day other than a Saturday, Sunday and any day on which banking institutions in the State of New York and the Province of Ontario are authorized by law or other governmental action to close;

(h) "**Capital Lease**" means a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP;

(i) "**Capital Lease Obligation**" means, with respect to any Person and a Capital Lease, the amount of the obligation of such Person as the lessee under such Capital Lease which would, in accordance with GAAP, appear as a liability on a balance sheet of such Person;

(j) "**Cash Purchase Price**" has the meaning attributed to such term in Section 2.3(i);

(k) "**Closing**" means the completion of the transaction of purchase and sale contemplated in Article 2;

(l) "**Closing Time**" means 8:00 a.m. (Toronto time) on the Date of Closing or such other time on such date as may be agreed upon in writing by the parties;

(m) "**Code**" means the *Internal Revenue Code of 1986*, as amended;

(n) "**Company Subsidiary**" means any Subsidiary of the Company and includes each entity listed in Section 3.3.2.5 of the Disclosure Letter. Notwithstanding anything to the contrary contained in this Agreement, neither the Project Holding Entities nor the Project Partnerships shall be deemed to be Company Subsidiaries;

(o) "**Credit Facility**" means the credit facility to be provided by an affiliate of BMO Nesbitt Burns Inc. to Buyer on closing of the Offering in the aggregate amount of $50 million;

(p) "**Damages**" means any damages, losses, expenses or claims suffered by, imposed upon or asserted against any Person under the Securities Laws, other Laws, at common law or otherwise, together with the expenses incurred in connection with same, such amount being correspondingly reduced by: (i) any insurance proceeds that are paid to the Person in respect of the same claim; and (ii) the present value of the net Tax benefit, if any, that is available to such party in the current or any future Tax period as a result of the payment of Damages;

(q) "**Date of Closing**" means the date on which the completion of the Offering occurs;

(r) "**Date of Formation**" means August 17, 2004;

(s) "**Disclosure Letter**" means the letter dated the date of this Agreement from Seller to the applicable parties hereto in respect of the representations and warranties set forth in Section 3.3;

(t) "**Environmental, Health and Safety Requirements**" shall mean all federal, state, local and foreign statutes, laws, regulations and ordinances, and any binding judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree or judgment, concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those related to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, emission, release, threatened release, control or cleanup of any Hazardous Materials, as such requirements are enacted and in effect on or before the Date of Closing;

(u) "**EWG Facilities**" means Projects determined by an order of the FERC to be "exempt wholesale generators" as defined in Section 32(a)(i) of PUHCA;

(v) "**FERC**" means the Federal Energy Regulatory Commission or any successor thereto;

(w) "**FPA**" means the *Federal Power Act*, as amended;

(x) "**Fund I**" means ArcLight Energy Partners Fund I, L.P.;

(y) "**Governmental Entity**" means any: (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, regulatory or administrative authority, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; (iii) any quasi-governmental, self-regulatory organization or private body exercising any

regulatory, expropriation or taxing authority under or for the account of its members or any of the above; or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable Person, asset, obligation or other matter;

(z) "**Hazardous Materials**" means (i) any radioactive materials, asbestos in any form, oil or petroleum products in any form, urea formaldehyde foam insulation, polychlorinated biphenyls and transformers or other equipment that contain polychlorinated biphenyls, and radon gas, or (ii) any chemicals, materials or substances which are defined as, or included in the definition of, "hazardous wastes", "hazardous substances", "extremely hazardous substances", or "toxic substances", toxic or hazardous "pollutants", hazardous or toxic "materials" or words of similar import under any Environmental, Health and Safety Requirement;

(aa) "**Indebtedness**" means, with respect to any Person, without duplication:

(i) its liabilities for borrowed money;

(ii) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including, without limitation, all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(iii) its Capital Lease Obligations;

(iv) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities); and

(v) any guaranty of such Person with respect to liabilities of a type described in any of clauses (i) through (iv) hereof;

(bb) "**Indemnity Agreement**" means the agreement to be entered into as of the date hereof among Seller, Teton Holdings, Umatilla Holdings, the Issuer and Buyer setting out various rights and obligations of such parties relating to indemnification in respect of the Acquisition Agreements;

(cc) "**Indenture**" means the Subordinated Note Indenture between the Issuer and Computershare Trust Company of Canada to be entered into on closing of the Offering;

(dd) "**Interim Period**" means the period between the close of business on the date of this Agreement and the Closing;

(ee) "**Knowledge**" of any Person means the actual knowledge of the officers of that Person charged with responsibility for the particular function, after reasonable inquiry by them of those parties whom they believe, in good faith, to be the Persons responsible for the subject matter of the inquiry;

(ff) "**Laws**" means any and all laws, including all federal, state, provincial and local statutes, codes, ordinances, decrees, rules, regulations and municipal by-laws and all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings or awards or other requirements of any other Governmental Entity, binding on or affecting the Person referred to in the context in which the term was used;

(gg) "**Lien**" means any mortgage, pledge, lien, security interest, easement, encumbrance or other adverse claim;

(hh) "**Litigation**" means an action, suit, claim, proceeding or investigation, at law or in equity, before any Governmental Entity, by any Person;

(ii) "**Management Agreement**" means the management agreement to be entered into on or prior to closing of the Offering between Atlantic Power Management, LLC, the Issuer and Buyer, as it may be amended, supplemented and restated from time to time;

(jj) "**Manager**" means Atlantic Power Management, LLC;

(kk) "**Material Adverse Effect**" or "**Material Adverse Change**" means any effect or change that would be materially adverse to the Business, operations, assets or financial condition of the Company and the Company Subsidiaries, taken as a whole, as currently owned and operated or as contemplated to be owned and operated following completion of the purchase of the Purchased Membership Interests by Buyer hereunder (as described in the Prospectus), or on the ability of Seller to consummate the transactions contemplated hereby;

(ll) "**Material Contracts**" has the meaning attributed to such term in Section 3.3.2.10;

(mm) "**Operating Agreement**" means the operating agreement in respect of Buyer to be entered into among the Issuer, Buyer, Seller, Teton Holdings and Umatilla Holdings on closing of the Offering;

(nn) "**Ordinary Course**" means, with respect to an action taken by a Person, that such action constitutes an ordinary course business activity of the Person consistent with the Person's past custom and practices (including with respect to quantity and frequency);

(oo) "**Permits**" has the meaning attributed to such term in Section 3.3.3.12;

(pp) "**Permitted Encumbrances**" means, as to any Person, (i) statutory Liens on the property of such Person for Taxes and other governmental charges not yet due or delinquent or, to the extent set forth in the Disclosure Letter, which are being contested in good faith, (ii) mechanics', carriers', workers', warehouse and other similar Liens on the property of such Person arising in the Ordinary Course relating to obligations as to which such Person is not in default and provided that such Liens, in the aggregate, would not be reasonably likely to materially and adversely affect such Person, (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Entities as to which such Person is not in default, (iv) imperfections in title, and similar charges, easements and restrictions which, in the aggregate, would not be reasonably likely to materially impair the use of the property of such Person in the operation of such Person's business, and (v) Liens disclosed in, created by or arising by reason of this Agreement, the Ancillary Agreements, the transactions contemplated hereby and thereby, the Material Contracts or the Project Contracts;

(qq) "**Person**" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or any other business entity or a Governmental Entity (or any department, agency or political subdivision thereof);

(rr) "**Project Contracts**" has the meaning attributed to such term in Section 3.3.3.9.1;

(ss) "**Project Financial Statements**" has the meaning attributed to such term in Section 3.3.3.5;

(tt) "**Project Holding Entities**" means the corporations, limited liability companies and partnerships listed as "Project Holding Entities" in Section 3.3.2.5 of the Disclosure Letter;

(uu) "**Project Holding Entity Interests**" means, in respect of each Project Holding Entity, the shares or limited liability company or partnership interest owned by the Company or any of the Project Holding Entities in such Project Holding Entity as set forth in Section 3.3.2.5 of the Disclosure Letter;

(vv) "**Project Partnership Agreement**" means, for each of the Project Partnerships, the partnership agreement set forth in respect of such Project Partnership in Section 3.3.3.1 of the Disclosure Letter;

(ww) "**Project Partnership Interests**" means, in respect of each Project Partnership, the partnership interest owned by each of one or more Company Subsidiaries or Project Holding Entities in such Project Partnership as set forth in Section 3.3.3.1 of the Disclosure Letter;

(xx) "**Project Partnerships**" means the partnerships listed as "Project Partnerships" in Section 3.3.3.1 of the Disclosure Letter;

(yy) "**Projects**" means the electric generating facilities listed as "Projects" in Section 3.3.3.1 of the Disclosure Letter;

(zz) "**Prospectus**" means the final prospectus of the Issuer dated the date hereof and filed with the securities commissions or other regulatory authorities in the Qualifying Jurisdictions in connection with the Offering;

(aaa) "**PUHCA**" means the *Public Utility Holding Company Act of 1935*, as amended;

(bbb) "**Purchase Price**" has the meaning attributed to such term in Section 2.2;

(ccc) "**Purchased Membership Interests**" means all of the issued and outstanding limited liability company membership interests in the Company;

(ddd) "**PURPA**" means *the Public Utility Regulatory Policies Act of 1978*, as amended;

(eee) "**Qualifying Jurisdictions**" means, collectively, each of the provinces and territories of Canada;

(fff) "**QF Facilities**" means "Qualifying Cogeneration Facilities" as that term is defined in PURPA and the regulations thereunder;

(ggg) "**Required Consents**" means the consents listed in Section 3.3.1.3 of the Disclosure Letter;

(hhh) "**ROFO Agreement**" means the agreement to be entered into between Buyer and Fund I providing for certain rights of first offer for Buyer, as contemplated in the Prospectus;

(iii) "**Securities Commission**" means the applicable securities commission or other regulatory authority in each of the Qualifying Jurisdictions;

(jjj) "**Securities Exchange Act**" means the *Securities Exchange Act of 1934*, as amended;

(kkk) "**Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws, together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by the Underwriting Agreement and the securities legislation and policies of each other applicable jurisdiction (including the United States);

(lll) "**Separate Subordinated Notes**" means the Cdn$36,501,000 principal amount of 11% subordinated notes of the Issuer issued in accordance with the Indenture and to be sold separately at the time of closing of the Offering;

(mmm) "**Subsidiary**" means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity's gains or losses or shall be or control any managing director or general partner or similar Person of such business entity (other than a corporation);

(nnn) "**Tax**" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registrations, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not;

(ooo) "**Tax Return**" means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof;

(ppp) "**Teton Acquisition Agreement**" means the agreement of even date herewith among the Issuer, Buyer and Teton Holdings respecting, among other things, the acquisition by Buyer of Teton Power Funding, LLC;

(qqq) "**Teton Holdings**" means Teton Power Holdings, LLC;

(rrr) "**Umatilla Acquisition Agreement**" means the agreement of even date herewith among the Issuer, Buyer and Umatilla Holdings respecting, among other things, the acquisition by Buyer of Umatilla Power Funding, LLC;

(sss) "**Umatilla Holdings**" means Umatilla Power Holdings, LLC;

(ttt) "**Underwriters**" means the underwriters of the Offering; and

(uuu) "**Underwriting Agreement**" means the underwriting agreement entered into by and among the Issuer, Buyer, Seller, Teton Holdings, Umatilla Holdings and the Underwriters in connection with the Offering.

Capitalized terms used but not defined in this Agreement have the meanings given to them in the Prospectus.

1.2 Headings

The division of this Agreement into articles and sections and the insertion of headings are for the convenience of reference only and will not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to "**Articles**" or "**Sections**" are to articles or sections of this Agreement.

1.3 Gender and Number

In this Agreement, words importing the singular number only will include the plural and vice versa, words importing the masculine gender will include the feminine and neuter genders and vice versa and words importing persons will include individuals, partnerships, associations, trusts, unincorporated organizations, limited liability companies and corporations.

1.4 Currency

Except where otherwise expressly provided, all payments contemplated herein will be paid in U.S. funds, and all references herein to dollar amounts are references to dollars in the lawful currency of the United States of America.

1.5 Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6 Accounting Principles

Unless otherwise indicated, all references to GAAP in this Agreement are to United States generally accepted accounting principles. Such references will be deemed to be to the requirements at the relevant time of the Financial Accounting Standards Board, or any successor accounting body, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise agreed to in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.7 **Waiver, Amendment**

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.8 **Construction**

The words "**including**" and "**includes**" where used in this Agreement will be deemed to mean "**including, without limitation**" and "**includes, without limitation**", respectively.

ARTICLE 2
PURCHASE AND SALE OF THE PURCHASED MEMBERSHIP INTERESTS

2.1 **Purchase and Sale**

Subject to the terms and conditions of this Agreement, at the Closing Time, Seller shall sell to Buyer, and Buyer shall purchase from Seller, the Purchased Membership Interests.

2.2 **Purchase Price**

The consideration to be paid by Buyer for the Purchased Membership Interests shall be $56,253,090 (the "**Purchase Price**"). The Purchase Price is subject to adjustment by the board of directors of the Issuer based on the actual fees and expenses incurred in connection with the Offering and related transactions. The Purchase Price set forth herein assumes total expenses of $1,476,163 and Cdn$4,414,318.

2.3 **Satisfaction of Purchase Price**

The Purchase Price shall be paid and satisfied at the Closing Time by, or on behalf of, Buyer as follows:

(i) by wire transfer of immediately available funds in an amount equal to $15,059,126 (the "**Cash Purchase Price**") as directed by Seller; and

(ii) by the issuance of 4,975,407 common membership interests and 4,975,407 Class B preferred membership interests in Buyer to Seller or as may otherwise be directed by Seller in writing.

2.4 **Tax Treatment; Allocation**

To the extent made for the consideration described in Section 2.3(ii), the transfer of the Purchased Membership Interests shall be treated for U.S. federal income tax purposes as a tax-deferred contribution described in Section 721(a) of the Code. Within a reasonable period of time after the Closing, Seller shall prepare an allocation of the Cash Purchase Price (including for these purposes any direct or indirect assumption or repayment of Indebtedness by Buyer that is treated as consideration realized by Seller for U.S. federal income tax purposes) among the interests in the Project Partnerships directly or indirectly acquired for such consideration and, where relevant for these purposes (including by reason of any Project Partnership's election under Section 754 of the Code), among the proportionate share of the assets of the Project Partnerships indirectly acquired. Such allocation shall be prepared by Seller in a manner that is consistent with any applicable provisions of the Code and U.S. Treasury Regulations. Provided that the allocation is prepared in accordance with this Section 2.4 and absent

manifest error, it shall be binding upon the parties hereto and shall be used by them for all relevant Tax purposes, and no party shall take any position inconsistent with such allocation for any Tax purpose.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Issuer

The Issuer represents and warrants to Seller as follows and acknowledges that Seller is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.1.1 Incorporation and Status. The Issuer is a corporation duly incorporated and existing under the laws of the Province of Ontario. The Issuer is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except to the extent that any failure to be so qualified, either individually or in the aggregate, would not have a Material Adverse Effect.

3.1.2 Corporate Power and Due Authorization. The Issuer has the power and capacity to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to carry out the transactions contemplated in the Prospectus. Each of this Agreement and the Ancillary Agreements to which it is a party has been, or will at the Closing Time be, duly authorized, executed and delivered by the Issuer and is, or will at the Closing Time be, a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar laws and the availability of equitable remedies.

3.1.3 No Approvals. No consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity or third party is required in connection with the execution and delivery by the Issuer of this Agreement and the Ancillary Agreements to which it is a party, or the performance by the Issuer of its obligations hereunder and thereunder and the consummation by the Issuer of the transactions contemplated herein and therein except such as have been made or obtained or those that are not required to be made or obtained until after the Closing.

3.1.4 No Contravention. The execution and delivery by the Issuer of this Agreement and the Ancillary Agreements to which it is a party, the performance by the Issuer of its obligations hereunder and thereunder and compliance by the Issuer with the other provisions hereof and thereof does not and will not contravene, breach or result in any default under its organizational documents or under any mortgage, indenture, lease, agreement, other legally binding instrument, licence, permit, statute, regulation, order, judgment, decree or Law to which the Issuer is a party or by which it is bound.

3.1.5 Residence of the Issuer. The Issuer is not a non-resident of Canada within the meaning of the *Income Tax Act* (Canada), as amended.

3.2 Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows and acknowledges that Seller is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.2.1 Organization and Status. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except to the extent that any failure to be so qualified, either individually or in the aggregate, would not have a Material Adverse Effect.

3.2.2 Power of Buyer and Due Authorization. Buyer has the power and authority to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to carry out the transactions contemplated in the Prospectus. Each of this Agreement and the Ancillary Agreements to which it is a party has been, or will at the Closing Time be, duly authorized, executed and delivered by Buyer and is, or will at the Closing Time be, a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar laws and the availability of equitable remedies.

3.2.3 No Approvals. No consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity or third party is required in connection with the execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which it is a party, or the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated herein and therein except such as have been made or obtained or those that are not required to be made or obtained until after the Closing.

3.2.4 No Contravention. Neither the execution and the delivery of this Agreement and the Ancillary Agreements to which Buyer is a party, nor the consummation by Buyer of the transactions contemplated hereby and thereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Entity to which Buyer is subject, or any provision of its organizational documents, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject, or (iii) result in the imposition or creation of any Lien upon or with respect to the membership interests in the Company (other than rights of Buyer in connection with Buyer's purchase of the Purchased Membership Interests, under the Credit Facility and under the Indenture and related guarantees).

3.3 Representations and Warranties of Seller

Seller represents and warrants to the Issuer and Buyer that the statements contained in this Section 3.3 are correct and complete as of the date of this Agreement, except as set forth in the Disclosure Letter. Items disclosed in one particular section of the Disclosure Letter shall be deemed to be constructively disclosed or listed in other sections of the Disclosure Letter to the extent that it is reasonably apparent that the disclosure relates to such other sections. The fact that any item of information is contained in the Disclosure Letter shall not be construed as an admission of liability under any applicable Law, or to mean that such information is material. Such information shall not be used as a basis for interpreting the term "material", "materially" or "Material Adverse Effect", or any similar qualification in this Agreement.

3.3.1 Representations and Warranties of Seller with respect to Seller. Seller represents and warrants to the Issuer and Buyer as follows and acknowledges that each of the

Issuer and Buyer is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.3.1.1 **Organization and Status**. Seller is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Seller has full limited liability company power and authority to carry on its business as presently conducted.

3.3.1.2 **Power of Seller and Due Authorization**. Seller has full power and authority (including full limited liability company power and authority) to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which Seller is a party and to carry out the transactions contemplated in the Prospectus. Each of this Agreement and the Ancillary Agreements to which it is a party has been, or will at the Closing Time be, duly authorized, executed and delivered by Seller and is, or will at the Closing Time be, a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar laws and the availability of equitable remedies.

3.3.1.3 **No Approvals**. Except as set forth in Section 3.3.1.3 of the Disclosure Letter, no consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity or third party is required in connection with the execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it is a party, or the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated herein and therein. All of the consents, approvals, authorizations, orders, filings, registrations and recordings set out in Section 3.3.1.3 of the Disclosure Letter required to be made or obtained prior to the Closing Time have been, or will at the Closing Time have been, made or obtained.

3.3.1.4 **No Contravention**. Neither the execution and the delivery of this Agreement and the Ancillary Agreements to which Seller is a party, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Entity to which Seller is subject, or any provision of its organizational documents, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Seller is a party or by which it is bound or to which any of its assets is subject except, in the case of requiring a notice, where failure to provide such notice would not have a Material Adverse Effect, or (iii) result in the imposition or creation of any Lien upon or with respect to the membership interests in the Company (other than Liens created or arising by reason of this Agreement or the transactions contemplated hereby).

3.3.1.5 **Title to Company Membership Interests**. Seller holds of record and owns beneficially all of the issued and outstanding membership interests in the Company free and clear of any restrictions on transfer (other than restrictions

under the Securities Exchange Act and state securities laws), Liens, options, warrants, purchase rights, contracts, commitments, equities, claims and demands (other than Buyer's rights hereunder). Seller is not a party to any option, warrant, purchase right or other contract or commitment that could require Seller to sell, transfer or otherwise dispose of any membership interests of the Company (other than this Agreement). Seller is not a party to any stockholder agreement, member agreement, operating agreement, voting trust, proxy or other agreement or understanding with respect to the membership interests of the Company.

3.3.1.6 Bankruptcy; Insolvency. Seller is not insolvent and has not taken any action with respect to, nor, to Seller's Knowledge, has any other action been taken or any action commenced for, its winding-up, bankruptcy, insolvency, dissolution, administration or reorganization or for the appointment of a receiver, administrator, trustee or similar officer of it or the membership interests in the Company or any other asset, in any jurisdiction.

3.3.1.7 Prospectus Disclosure. To the Knowledge of Seller, the Prospectus does not contain a misrepresentation (as that term is defined in Section 1(1) of the *Securities Act* (Ontario), as amended).

3.3.2 Representations and Warranties of Seller with Respect to the Company, the Company Subsidiaries and the Project Holding Entities. Seller represents and warrants to the Issuer and Buyer as follows and acknowledges that each of the Issuer and Buyer is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.3.2.1 Organization and Status. Except as set forth in Section 3.3.2.1 of the Disclosure Letter, each of the Company, Company Subsidiaries and, to the Knowledge of Seller, the Project Holding Entities, is a limited liability company, limited partnership or corporation duly formed, organized or incorporated, validly existing and in good standing under the laws of its state of organization. None of the items set forth in Section 3.3.2.1 of the Disclosure Letter have had, or would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Each of the Company, the Company Subsidiaries and, to the Knowledge of Seller, the Project Holding Entities, has full limited liability company, partnership or corporate power and authority to own, lease and operate its properties and to carry on the Business as presently conducted. Seller has made available to the Issuer and Buyer complete and correct copies of the organizational documents of the Company and each of the Company Subsidiaries. Each of the Company, the Company Subsidiaries and, to the Knowledge of Seller, the Project Holding Entities, is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not, individually or in the aggregate, have a Material Adverse Effect.

3.3.2.2 Capitalization of Company. As of the date of this Agreement, Seller is the sole member of the Company. There are no outstanding profit participation or similar rights with respect to the Company. There are no options, warrants or other securities exchangeable or exercisable for, or convertible into, membership interests of the Company, and no Person has any agreement or

option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition of any membership interests of the Company.

3.3.2.3 **No Contravention**. Neither the execution and the delivery of this Agreement and the Ancillary Agreements to which Seller, the Company and/or any of the Company Subsidiaries is a party, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Entity to which the Company, any Company Subsidiary or, to the Knowledge of Seller, any Project Holding Entity, is subject, or any provision of the organizational documents of the Company, any Company Subsidiary or, to the Knowledge of Seller, any Project Holding Entity, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which the Company, any Company Subsidiary or, to the Knowledge of Seller, any Project Holding Entity, is a party or by which it is bound or to which any of its assets is subject except where the conflict, breach, default, acceleration, termination, modification, cancellation or notice would not, individually or in the aggregate, have a Material Adverse Effect, or (iii) result in the imposition of any Lien upon or with respect to any property of the Company, any Company Subsidiary or, to the Knowledge of Seller, any Project Holding Entity (other than Liens created or arising by reason of this Agreement or the transactions contemplated hereby).

3.3.2.4 **Title to Tangible Assets**. The Company, the Company Subsidiaries and, to the Knowledge of Seller, the Project Holding Entities, have good title to, or a valid leasehold interest in, the material tangible assets they use regularly in the conduct of the Business.

3.3.2.5 **Company Subsidiaries**. Section 3.3.2.5 of the Disclosure Letter sets forth for each Company Subsidiary (i) its name and jurisdiction of incorporation or formation, (ii) its authorized capital stock or limited liability company or partnership interests, (iii) the number of issued and outstanding shares of capital stock or limited liability company or partnership interests, and (iv) the holder or holders of such shares or limited liability company or partnership interests. The Company owns all of the issued and outstanding limited liability company interests in the Company Subsidiaries free and clear of all Liens, other than Liens disclosed in the Disclosure Letter and Liens created by or arising by reason of this Agreement or the transactions contemplated hereby. There are no options, warrants or other securities exchangeable or exercisable for, or convertible into, capital stock or limited liability company or partnership interests of any Company Subsidiary, and no Person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition of any capital stock or limited liability company or partnership interests of any Company Subsidiary.

3.3.2.6 **Events Subsequent to Date of Formation.** Since the Date of Formation through the date hereof, (i) other than in connection with the transactions

contemplated by this Agreement or as disclosed in the Prospectus, each of the Company, the Company Subsidiaries and, to the Knowledge of Seller, the Project Holding Entities, has conducted the Business in the Ordinary Course and (ii) except as disclosed in the Prospectus, there has been no Material Adverse Change.

3.3.2.7 **Legal Compliance**. Each of the Company, the Company Subsidiaries and, to the Knowledge of Seller, the Project Holding Entities, has complied with all Laws except where non-compliance would not, individually or in the aggregate, result in a Material Adverse Effect. This Section 3.3.2.7 does not relate to Tax matters related to the Company, the Company Subsidiaries and the Project Holding Entities, which are instead the subject of Section 3.3.4, to employee benefits matters related to the Company, the Company Subsidiaries and the Project Holding Entities, which are instead the subject of Section 3.3.2.12, or to environmental, health and safety matters related to the Company, the Company Subsidiaries and the Project Holding Entities, which are instead the subject of Section 3.3.2.13.

3.3.2.8 **Ownership or Lease of Real and Personal Property**. The Company and the Company Subsidiaries own, lease or otherwise have the right to use all real property, including all fixtures and improvements situated thereon, and own, lease or otherwise have the right to use all equipment and personal property, tangible and intangible, in each case which is used in the day to day operations of the Business and which is necessary to conduct the Business in the manner in which it is presently conducted except where the failure to so own, lease or have the right to use would not be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect. To the Knowledge of Seller, each Project Holding Entity owns, leases or otherwise has the right to use all real property, including all fixtures and improvements situated thereon, and owns, leases or otherwise has the right to use all equipment and personal property, tangible and intangible, in each case which is used in the day to day operations of the business of such Project Holding Entity and which is necessary to conduct the business of such Project Holding Entity in the manner in which it is presently conducted except where the failure to so own, lease or have the right to use would not be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect.

3.3.2.9 **Intellectual Property**. None of the Company, the Company Subsidiaries or, to the Knowledge of Seller, the Project Holding Entities, uses any material intellectual property in its business.

3.3.2.10 **Material Contracts**. Section 3.3.3.9.1 of the Disclosure Letter lists all contracts to which any of the Company, the Company Subsidiaries and, to the Knowledge of Seller, the Project Holding Entities, is a party the performance of which will involve annual consideration in excess of $500,000, which evidence Indebtedness of at least $500,000 or which are otherwise material to the Business (collectively, the "**Material Contracts**"). Seller has made available to the Issuer and Buyer a correct and complete copy of each Material Contract. Each Material Contract (i) constitutes a legal, valid and binding obligation of the Company, the Company Subsidiaries and/or, to Seller's Knowledge, the Project Holding Entities, as applicable, and, to Seller's Knowledge, the other parties thereto, and (ii) to Seller's Knowledge

(except in the case of Material Contracts to which the Company and/or any Company Subsidiary is a party, which are not so qualified as to Knowledge), is in full force and effect. There is no default or event which, with notice or lapse of time or both, would constitute a default under the Material Contracts on the part of the Company, the Company Subsidiaries or, to Seller's Knowledge, the Project Holding Entities, or, to Seller's Knowledge, on the part of the other parties thereto, except for such events of default and other events which would not, individually or in the aggregate, cause a Material Adverse Effect.

3.3.2.11 **Litigation**. Except as disclosed in the Prospectus, there is no Litigation pending or, to Seller's Knowledge, threatened against, the Company, any of the Company Subsidiaries or, to Seller's Knowledge, any of the Project Holding Entities, which would be reasonably expected to, individually or in the aggregate, cause a Material Adverse Effect.

3.3.2.12 **Labor Matters and Employee Benefits**. None of the Company, any Company Subsidiary or, to Seller's Knowledge, any Project Holding Entity, has employees.

3.3.2.13 **Environmental, Health and Safety Matters**. The Company, the Company Subsidiaries and, to the Knowledge of Seller, the Project Holding Entities, are in compliance with Environmental, Health and Safety Requirements, except for such non-compliance as would not be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect. Since September 26, 2003 and, to Seller's Knowledge, from November 10, 2001 to September 25, 2003, none of the Company, any Company Subsidiary or, to the Knowledge of Seller, any Project Holding Entity, has received any written notice, report or other information regarding any actual or alleged violation of Environmental, Health and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to the Company, the Company Subsidiaries or the Project Holding Entities arising under Environmental, Health and Safety Requirements, the subject of which would be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect. None of the Company, any Company Subsidiary or, to the Knowledge of Seller, any Project Holding Entity, has any contingent liability in connection with the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, emission, release, threatened release, control or clean-up of any Hazardous Materials, except for such contingent liabilities as would not be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect. Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, all environmental, health and safety matters shall be governed exclusively by this Section 3.3.2.13 and by Section 3.3.3.15.

3.3.2.14 **Related Party Transactions**. Except as contemplated or disclosed in the Prospectus, neither Seller nor any affiliate of Seller (other than the Company, the Company Subsidiaries, the Project Holding Entities and the Project Partnerships) is or has been involved in any material business arrangement or relationship with any of the Company, any Company Subsidiary or any

Project Holding Entity within the last 12 months or which will come into effect or continue following Closing, and neither Seller nor any affiliate of Seller (other than the Company, the Company Subsidiaries, the Project Holding Entities and the Project Partnerships) owns any material asset, tangible or intangible, which is used in the business of the Company, any of the Company Subsidiaries and any of the Project Holding Entities.

3.3.2.15 **Insurance.** Section 3.3.2.15 of the Disclosure Letter sets forth a complete and correct list of all of the policies of insurance carried by the Company, the Company Subsidiaries or, to the Knowledge of Seller, the Project Holding Entities on the date of this Agreement and the applicable termination or renewal dates of such policies. To the Knowledge of Seller (except in the case of insurance policies carried by the Company and/or any Company Subsidiary, which are not so qualified as to Knowledge), each such policy is in full force and effect and no notice of termination or cancellation of any such policy has been received by the Company, the Company Subsidiaries or, to the Knowledge of Seller, the Project Holding Entities. To the Knowledge of Seller (except in the case of premiums applicable to the Company or any Company Subsidiary, which are not so qualified as to Knowledge), all policy premiums due and payable prior to the Closing have been or will be (on or prior to the Date of Closing) paid up to and through Closing.

3.3.2.16 **Approvals.** Each of the Company, the Company Subsidiaries and the Knowledge of Seller, the Project Holding Entities, as applicable, holds, or will hold at the Closing Time, all permits, licences, consents, authorizations and approvals which are required from any Governmental Entity or any other Person required or necessary to conduct the Business in all material respects as currently conducted or as the Prospectus discloses it will be conducted except to the extent that the failure to hold or obtain, individually or in the aggregate, would not have a Material Adverse Effect.

3.3.3 **Representations and Warranties of Seller with Respect to the Project Partnerships and the Projects.** Seller represents and warrants to the Issuer and Buyer as follows and acknowledges that each of the Issuer and Buyer is relying upon the following representations and warranties in completing the transactions contemplated hereby.

3.3.3.1 **Projects, Project Partnerships, Project Holding Entity Interests and Project Partnership Interests.** To the Knowledge of Seller, Sections 3.3.2.5 and 3.3.3.1 of the Disclosure Letter set forth for each Project Holding Entity and Project Partnership (i) its name and jurisdiction of incorporation or organization, and (ii) to the Knowledge of Seller, the holder or holders of its outstanding shares or limited liability company or partnership interests. The Company, each Company Subsidiary and, to the Knowledge of Seller, Project Holding Entity, is the record and beneficial owner of the Project Holding Entity Interests or Project Partnership Interests as set forth in Sections 3.3.2.5 or 3.3.3.1 of the Disclosure Letter free and clear of all Liens, other than Liens disclosed in, created by or arising by reason of this Agreement, the Disclosure Letter, the transactions contemplated hereby, the agreements governing the Project Holding Entities, the Project Partnership Agreements, the Material Contracts or the Project Contracts.

3.3.3.2 **Organization and Status.** Except as set forth in Section 3.3.3.2 of the Disclosure Letter, each of the Project Partnerships is a limited partnership duly organized or formed, validly existing and in good standing under the laws of the state or other jurisdiction of its organization. Each Project Partnership has full partnership power and authority to own, lease and operate its properties and to carry on its business as presently conducted. Seller has made available to the Issuer and Buyer complete and correct copies of each Project Partnership's organizational documents. Each Project Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not, individually or in the aggregate, have a Material Adverse Effect.

3.3.3.3 **No Contravention.** To the Knowledge of Seller, the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which Seller, the Company and/or any of the Company Subsidiaries is a party does not and will not (i) violate the charter documents of any Project Partnership, (ii) violate or be in conflict with, or constitute a default or any event which, with or without due notice or lapse of time, or both, would constitute a material default under, or cause or permit the acceleration of the maturity of Indebtedness under, or give rise to any right of termination, cancellation, imposition of fees or penalties under the agreements governing any Project Partnership or material Project Contracts, or (iii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Entity to which any Project Partnership is subject.

3.3.3.4 **No Options.** To the Knowledge of Seller, there are no outstanding options, warrants or other rights (including conversion or pre-emptive rights and rights of first refusal) or agreements for purchase of any general or limited partnership interests from any Project Partnership other than as set forth in the Project Partnership Agreements, the Material Contracts or the Project Contracts.

3.3.3.5 **Project Financial Statements.** The financial statements set forth in Section 3.3.3.5 of the Disclosure Letter have been made available to the Issuer and Buyer (collectively, the "**Project Financial Statements**") and, to Seller's Knowledge, present fairly the financial condition of the applicable Project Partnership as at the date set forth therein and the results of operations of the applicable Project Partnership for the periods covered thereby.

3.3.3.6 **Liabilities.** Since the date of the most recent Project Financial Statements referred to in Section 3.3.3.5 related to a Project Partnership, to the Knowledge of Seller, (i) such Project Partnership has not suffered any damage, destruction or loss which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) such Project Partnership has not issued or agreed to issue any additional general or limited partnership interests in such Project Partnership, (iii) such Project Partnership has not encumbered any of its assets or incurred any Indebtedness or other liabilities (contingent or absolute), other than encumbrances, unsecured debts and liabilities incurred in the Ordinary Course and Permitted Encumbrances, and (iv) such Project Partnership has not entered into any

contract or agreement including, without limitation, new loans or capital expenditures, that will bind such Project Partnership beyond the Closing and will involve annual expenditures in excess of $1,000,000, except those Project Contracts listed in Section 3.3.3.9.1 of the Disclosure Letter that are dated a date following the date of the most recent Project Financial Statements for such Project Partnership.

3.3.3.7 **Ownership or Lease of Real and Personal Property**. To the Knowledge of Seller, each Project Partnership owns, leases or otherwise has the right to use all real property, including all fixtures and improvements situated thereon, and owns, leases or otherwise has the right to use all equipment and personal property, tangible and intangible, in each case which is used in the day to day operations of the business of such Project Partnership and which is necessary to conduct the business of such Project Partnership in the manner in which it is presently conducted except where the failure to so own, lease or have the right to use would not be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect.

3.3.3.8 **Sufficiency of Assets**. To the Knowledge of Seller, each Project Partnership owns or has the right to use all assets, permits, licenses, trademarks, patents, franchises and other property rights necessary to conduct its business as currently conducted except where the failure to so own or have the right to use would not, individually or in the aggregate, cause a Material Adverse Effect.

3.3.3.9 **Additional Information**. The following additional information concerning the Project Partnerships is set forth in Sections 3.3.3.9.1, 3.3.3.9.2 and 3.3.3.9.3 of the Disclosure Letter:

3.3.3.9.1 **Contracts**. A list of all contracts to which a Project Partnership is a party the performance of which will involve annual consideration in excess of $1,000,000, which evidence Indebtedness of at least $1,000,000 or which are otherwise material to the business of such Project Partnership (collectively, the "**Project Contracts**");

3.3.3.9.2 **Insurance**. A list provided by the Project operator for each Project of current insurance policies for each Project Partnership; and

3.3.3.9.3 **Permits.** A list provided by the Project operator for each Project of all material permits.

3.3.3.10 **Project Contracts**. Seller has made available to the Issuer and Buyer copies of the Project Contracts that, except to the extent reflected in Section 3.3.3.9.1 of the Disclosure Letter, are true and complete. To the Knowledge of Seller, each Project Contract (i) constitutes a legal, valid and binding obligation of the applicable Project Partnership and each other party thereto, and (ii) is in full force and effect. Except as disclosed in the Prospectus, to the Knowledge of Seller, there is no default or event which, with notice or lapse of time or both, would constitute a default under a Project Contract on the part of the applicable Project Partnership or on the part of the other parties thereto other than such defaults or events which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Except as

disclosed in the Prospectus, to the Knowledge of Seller, no party to any Project Contract has delivered any notice to a Project Partnership alleging that such Project Partnership is in default under any Project Contract that has had, or is reasonably expected to have, a Material Adverse Effect.

3.3.3.11 **Insurance**. To the Knowledge of Seller, each insurance policy set forth in Section 3.3.3.9.2 of the Disclosure Letter is in full force and effect and no notice of termination or cancellation of any such policy has been received by the applicable Project Partnership. To the Knowledge of Seller, all policy premiums due and payable under such policies prior to the Date of Closing have been or will be (on or prior to the Date of Closing) paid up to and through the Closing.

3.3.3.12 **Permits**. To the Knowledge of Seller, each Project Partnership has all governmental permits, licenses and authorizations necessary for the conduct of its business in all material respects as presently conducted (the "**Permits**") and is in compliance with the terms of each such Permit, except to the extent that any such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect.

3.3.3.13 **Litigation**. Except as disclosed in the Prospectus, to the Knowledge of Seller, there is no action, suit or proceeding pending or threatened, against any Project Partnership or properties or rights of any Project Partnership the adverse determination of which could reasonably be expected to have a material adverse effect on the applicable Project Partnership or Project.

3.3.3.14 **Force Majeure**. Except as disclosed in the Prospectus, to the Knowledge of Seller, no material event of *force majeure* (as defined in the applicable Project Contract) has occurred and is continuing under any Project Contract.

3.3.3.15 **Environmental, Health and Safety Matters**. To the Knowledge of Seller, each Project Partnership is in compliance with Environmental, Health and Safety Requirements, except for such non-compliance as would not be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect. To Seller's Knowledge, since November 10, 2001, no Project Partnership has received any written notice, report or other information regarding any actual or alleged violation of Environmental, Health and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to the Projects arising under Environmental, Health and Safety Requirements, the subject of which would be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect. To Seller's Knowledge, no Project Partnership has any contingent liability in connection with the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, emission, release, threatened release, control or clean-up of any Hazardous Materials, except for such contingent liabilities as would not be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect. Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, all environmental, health and safety matters shall be governed exclusively by this Section 3.3.3.15 and by Section 3.3.2.13.

3.3.3.16 **Labor Matters.** There are no collective bargaining agreements to which a Project Partnership is a party or is subject and which relates to the business and operations of such Project Partnership. Except as disclosed in the Prospectus, to the Knowledge of Seller, (i) each Project Partnership is in compliance with all Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, (ii) no Project Partnership has received written notice of any unfair labor practice complaint pending against it before the National Labor Relations Board, (iii) no arbitration proceeding arising out of or under any collective bargaining agreement is pending against a Project Partnership, (iv) no labor strike, slow down or stoppage is actually pending or threatened by any representative of any union or other representation of employees against or affecting a Project Partnership, (v) no Project Partnership has experienced any work stoppage since November 10, 2001 and no work stoppage has been overtly threatened, and (vi) each Project Partnership is in compliance in all material respects with the terms and all applicable Laws relating any employee benefit plans maintained by such party.

3.3.3.17 **Legal Compliance.** To the Knowledge of Seller, each Project Partnership has complied with all Laws, except where the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect. This Section 3.3.3.17 does not relate to environmental, health and safety matters related to the Project Partnerships, which are instead the subject of Section 3.3.3.15, to permits, which are instead the subject of Section 3.3.3.12 or to employee benefits matters which are the subject of Section 3.3.3.16.

3.3.3.18 **Related Party Transactions.** Except as contemplated or disclosed in the Prospectus, neither Seller nor any affiliate of Seller (other than the Company, the Company Subsidiaries, the Project Holding Entities and the Project Partnerships) is or has been involved in any material business arrangement or relationship with any Project Partnership within the last 12 months or which will come into effect or continue following Closing, and neither Seller nor any affiliate of Seller (other than the Company, the Company Subsidiaries, the Project Holding Entities and the Project Partnerships) owns any material asset, tangible or intangible, which is used in the business of any of the Project Partnerships.

3.3.3.19 **Regulatory Status.** Section 3.3.3.19 of the Disclosure Letter identifies which Projects are QF Facilities or EWG Facilities. Assuming the restrictions in the constating documents of the Issuer and Buyer are complied with, the transactions contemplated by this Agreement and the Ancillary Agreements will not affect the status of the Projects as QF Facilities or EWG Facilities, as applicable.

3.3.3.20 **Disclaimer of Other Representations and Warranties.** Except as expressly set forth in this Article 3, SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE ISSUER OR BUYER IN RESPECT OF THE COMPANY, THE COMPANY SUBSIDIARIES, THE PROJECT HOLDINGS ENTITIES, THE PROJECT PARTNERSHIPS OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE,

AND ANY SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. Each of the Issuer and Buyer hereby acknowledges and agrees that, except to the extent specifically set forth in this Article 3, Buyer is purchasing the Purchased Membership Interests on an "as is, where is" basis.

3.3.4 Representations Regarding Tax Matters related to Company, Company Subsidiaries, the Project Holding Entities and Project Partnerships. The following representations shall constitute the sole representations of Seller with respect to Taxes. All of the other representations contained in Sections 3.3.2 and 3.3.3 shall be construed as not relating to any Taxes. Seller represents and warrants to the Issuer and Buyer as follows and acknowledges that each of the Issuer and Buyer is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.3.4.1 Each of the Company, the Company Subsidiaries and, to the Knowledge of Seller, the Project Holding Entities and the Project Partnerships, (i) has filed all Tax Returns that it was required to file, (ii) has paid all Taxes due (whether or not shown on such returns as owing), and (iii) has established adequate reserves for any Taxes accrued but not yet due and payable as of the Closing. Except for any Permitted Encumbrances, there are no Liens for Taxes on any of the assets of the Company, the Company Subsidiaries or, to the Knowledge of Seller, the Project Holding Entities or the Project Partnerships.

3.3.4.2 None of the Company, the Company Subsidiaries or, to the Knowledge of Seller, the Project Holding Entities or the Project Partnerships, is currently the subject of any material audit, claim or assessment with respect to Taxes.

3.3.4.3 None of the Company, the Company Subsidiaries or, to the Knowledge of Seller, the Project Holding Entities or the Project Partnerships, is a party to any Tax allocation or sharing agreement. Other than pursuant to such agreements or by operation of law with respect to any relationships disclosed in the immediately-following representation, none of the Company, the Company Subsidiaries or, to the Knowledge of Seller, the Project Holding Entities or the Project Partnerships, has any liability for Taxes of any other Person as a transferee or successor, by contract or otherwise.

3.3.4.4 None of the Company, the Company Subsidiaries or, to the Knowledge of Seller, the Project Holding Entities or the Project Partnerships has been a member of an Affiliated Group filing a consolidated federal Tax Return.

3.3.4.5 Each of the Company Subsidiaries, Project Holding Entities and Project Partnerships that are treated as partnerships from a U.S. federal income tax perspective will have in effect an election under Section 754 of the Code for the taxable period that includes the Closing.

3.3.4.6 The Company, the Company Subsidiaries, and, to the Knowledge of Seller, the Project Holding Entities and Project Partnerships, have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

3.3.4.7 Except as set forth in Section 3.3.4.7 of the Disclosure Letter, each of the Company, each Company Subsidiary, each Project Holding Entity and each of

the Project Partnerships is treated as a partnership or disregarded as an entity separate from its owner for U.S. federal and any applicable U.S. state and local income tax purposes.

3.4 No Finder's Fee

Each of the parties hereto represents and warrants to the other parties that it has not taken any action that would cause such other parties or the Company or any Company Subsidiaries or any Project Holding Entities or any Project Partnerships to become liable to any claim or demand for a brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated hereby, other than with respect to the underwriters' fees payable pursuant to the Underwriting Agreement and the agent's fees payable to BMO Nesbitt Burns Inc. in connection with the sale of the Separate Subordinated Notes.

3.5 Survival of Representations and Warranties

The representations and warranties of each party contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement will survive the Closing and continue in full force and effect for a period of 18 months, except that:

3.5.1 The representations and warranties set out in Sections 3.1.1, 3.1.2, 3.2.1, 3.2.2, 3.3.1.1, 3.3.1.2, 3.3.1.5, 3.3.2.1, item (iv) of Section 3.3.2.5 as it relates to shares or limited liability company or partnership interests held by the Company or a Company Subsidiary, item (ii) of Section 3.3.3.1 as it relates to shares or limited liability company or partnership interests held, directly or indirectly, by the Company, a Company Subsidiary or a Project Holding Entity and Section 3.3.3.2 will survive Closing and continue in full force and effect without limitation of time;

3.5.2 The representations and warranties in Section 3.3.4 shall survive until the expiry of the statutory assessment and limitation periods under applicable Tax legislation; and

3.5.3 The representation and warranty contained in Section 3.3.1.7 will survive the Closing and continue in full force and effect for a period of three years from the Date of Closing,

and no claim for breach of representation or warranty (other than those referenced in Section 3.5.1) will be valid unless the party against whom such claim is made has been given notice in writing before the expiry of such period.

ARTICLE 4
CLOSING

4.1 Location and Time of the Closing

The Closing will take place at the Closing Time on the Date of Closing at the offices of Goodmans LLP in Toronto, Ontario, Canada, or at such other place, on such other date and at such other time as may be agreed upon in writing by the parties hereto.

4.2 Conditions Precedent to Closing

The obligation of each of the parties to complete the transactions contemplated in this Agreement at Closing Time on the Date of Closing is subject to the satisfaction or waiver of, or compliance with, at or prior to the Closing Time, each of the following conditions:

4.2.1 Truth of Representations and Warranties. The representations and warranties of each of the parties, as the case may be, made in or pursuant to this Agreement, will have been true and correct in all material respects as of the date of this Agreement and will be true and correct in all material respects as of the Closing Time (except in each case, for those representations and warranties that are subject to a materiality qualification, which will be true and correct in all respects, and except in respect of any representations and warranties that are to be true and correct as a specified date, in which case they will be true and correct as of that date only) with the same force and effect as if such representations and warranties had been made at and as of such time, and each party will have executed and delivered a certificate of a senior officer or, in the case of the Issuer and Buyer, a senior officer of the Manager on its behalf (in each case without personal liability) to that effect with respect to the representations and warranties of such party which are contained in this Agreement. Neither the receipt of such certificate nor the Closing will constitute a waiver by the party receiving such certificate of any of the representations and warranties of the party providing such certificate which are contained in this Agreement. Upon the delivery of such certificates, the representations and warranties of the parties in Article 3, as applicable, will be deemed to have been made on and as of the Date of Closing with the same force and effect as if made on and as of such date.

4.2.2 Compliance with and Performance of Covenants. Each party will have fulfilled or complied in all material respects with all covenants contained in this Agreement to be fulfilled or complied with by it at or prior to the Closing and each party will have executed and delivered a certificate of a senior officer or, in the case of the Issuer and Buyer, a senior officer of the Manager on its behalf (in each case without personal liability) to that effect.

4.2.3 Offering and Sale of Separate Subordinated Notes. The Issuer will have completed the sale of IPSs pursuant to the Offering and the sale of the Separate Subordinated Notes on terms satisfactory to the Issuer, acting reasonably.

4.2.4 Financing. Buyer will have entered into the Credit Facility as contemplated by the Prospectus, on terms and conditions satisfactory to Buyer, acting reasonably, and the credit facilities to be provided for under the Credit Facility will be available to be drawn down by Buyer.

4.2.5 Required Consents. All of the Required Consents shall have been obtained.

4.2.6 Section 203 Orders. Orders under Section 203 of the FPA shall have been issued by the FERC in connection with this Agreement and the transactions contemplated hereby with respect to each of the applications listed in Section 3.3.1.3 of the Disclosure Letter.

4.2.7 Indemnity Agreement. The Indemnity Agreement shall have been executed and delivered by all parties thereto.

4.2.8 ROFO Agreement. Fund I and Buyer shall have entered into the ROFO Agreement and such agreement shall have terms satisfactory to the Issuer and Buyer, acting reasonably.

4.2.9 Deliveries. All documents relating to the due authorization and completion of the transactions contemplated hereby, all actions and all corporate and other proceedings taken at or prior to the Closing Time in connection with the performance by each party of its respective obligations under this Agreement, and all other documents and materials of

any kind relating to this Agreement and carrying out the terms hereof, will have been completed and satisfied including the following:

4.2.9.1 Seller shall deliver (or cause to be delivered) to Buyer against delivery of the items listed in Section 4.2.9.2:

(i) an assignment of the Purchased Membership Interests;

(ii) certificates of Good Standing of Seller, the Company, the Company Subsidiaries, the Project Holdings Entities and the Project Partnerships from the Secretary of State of Delaware and other applicable jurisdictions in which such entities are incorporated or organized;

(iii) the certificates referred to in Sections 4.2.1 and 4.2.2;

(iv) a certified copy of the resolutions of the directors (or similar governing body) of Seller approving the transactions contemplated hereby and an incumbency certificate regarding the individual(s) executing this Agreement and related documentation;

(v) all minute books, corporate records and ledgers of the Company and the Company Subsidiaries and all other books and records of the Company and the Company Subsidiaries;

(vi) resignations from the directors and officers (or persons holding like positions) of the Company, the Company Subsidiaries, the Project Holding Entities and the Project Partnerships specified by the Issuer and Buyer;

(vii) such corporate legal opinions of Seller's counsel respecting the transactions contemplated hereby in form and substance reasonably acceptable to the Issuer and Buyer and their counsel; and

(viii) such other instruments as the Issuer and Buyer or their counsel shall reasonably deem necessary to consummate the transactions contemplated hereby.

4.2.9.2 The Issuer and/or Buyer, as applicable, shall deliver (or cause to be delivered) to Seller against delivery of the items listed in Section 4.2.9.1:

(i) the Cash Purchase Price;

(ii) the 4,975,407 common membership interests and 4,975,407 Class B preferred membership interests in Buyer described in Section 2.3(ii);

(iii) a certificate of Status of the Issuer and a certificate of Good Standing of Buyer from the Ministry of Consumer and Business Services of Ontario and the Secretary of State of Delaware, respectively;

(iv) the certificates referred to in Sections 4.2.1 and 4.2.2;

(v) certified copies of the resolutions of the directors (or similar governing body) of the Issuer and Buyer approving the transactions contemplated hereby and

an incumbency certificate regarding the individual(s) executing this Agreement and related documentation;

(vi) such corporate legal opinions of the Issuer's and Buyer's counsel respecting the transactions contemplated hereby in form and substance reasonably acceptable to Seller and its counsel; and

(vii) such other instruments as Seller or its counsel shall reasonably deem necessary to consummate the transactions contemplated hereby.

4.2.10 Execution of Other Agreements. The Ancillary Agreements will have been executed and delivered by all parties thereto and the other transactions contemplated by the Prospectus to be completed on or prior to the Date of Closing will have been completed to the satisfaction of the parties hereto, acting reasonably.

4.2.11 No Adverse Legislation. There will not be any statute, rule or regulation of any Governmental Entity which makes it illegal for any of the parties to consummate the transactions contemplated hereby or any order, decree or judgment of any Governmental Entity enjoining any party to this Agreement from consummating any of the transactions contemplated hereby.

4.2.12 No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Issuer, Buyer and Seller and any of their affiliates) in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of the Company and the Company Subsidiaries to conduct the Business or the Project Holding Entities or the Project Partnerships to conduct their businesses after Closing on substantially the same basis as heretofore operated or to seek Damages in connection with this Agreement.

4.3 Execution and Delivery of Closing Documentation

All proceedings taken and all documents executed and delivered by the parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceeding shall be deemed taken nor any document executed or delivered until all have been taken, executed and delivered.

ARTICLE 5
COVENANTS OF THE PARTIES

5.1 Covenant Regarding Representations, Warranties and Conditions

Except as expressly provided in this Agreement or except with the prior written consent of the other parties hereto, prior to the Closing Time, each of the parties will do or refrain from doing all acts and things in order to ensure that the respective representations and warranties of such party in Article 3 remain true and correct at the Closing Time as if such representations and warranties were made at and as of such time and to satisfy or cause to be satisfied the conditions in Article 4 which are within such party's control.

5.2 Conduct of Business Prior to Closing

During the Interim Period, Seller will cause the Company to conduct the Business only in the Ordinary Course, except as may be required in furtherance of the transactions contemplated herein and in the Prospectus.

5.3 Filings and Authorizations

Each of the parties hereto, as promptly as practicable either before or after the execution of this Agreement, will (i) make, or cause to be made, all such filings and submissions under all Laws applicable to it as may be required for it to complete the transactions contemplated in this Agreement; and (ii) use its reasonable commercial efforts to take, or cause to be taken, all other actions necessary in order for it to fulfil its obligations under this Agreement. Each of the parties will co-ordinate and cooperate with one another in exchanging such information and supplying such assistance as may be reasonably requested by each in connection with the foregoing including, providing each other with all notices and information supplied or filed with any Governmental Entity and all notices and correspondence received from any Governmental Entity.

5.4 Cooperation

Each of the parties hereto will cooperate fully in good faith with each other and their respective legal advisors, accountants and other representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement. From time to time after the Closing, each of the parties hereto will, at the request of any other party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively complete the transactions contemplated herein and to carry out the intent of this Agreement.

ARTICLE 6
TERMINATION

6.1 Termination

This Agreement may, by notice in writing pursuant to Section 7.4 prior to the Closing Time, be terminated: (i) by mutual consent of all the parties; or (ii) by any party if the Closing has not been completed prior to December 9, 2004. Upon giving the requisite notice, each of the parties hereto will be released from all obligations hereunder. If a party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination or otherwise in the event of non-fulfillment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

ARTICLE 7
GENERAL MATTERS

7.1 Severability

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

7.2 Enurement

This Agreement will be binding upon and enure to the benefit of the parties to this Agreement and their respective successors and permitted assigns from time to time.

7.3 Assignment

This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties.

7.4 Notices

All notices and other communications required or permitted to be given under this Agreement will be in writing and will be deemed to have been given if delivered personally or by prepaid courier delivery or by confirmed telecopy to the parties at the following addresses (or at any other address for the party as is specified in like notice):

7.4.1 if to the Issuer:

c/o Atlantic Power Management, LLC
200 Clarendon Street, 55th Floor
Boston, Massachusetts
02117

Attention: Chief Executive Officer
Fax: (617) 531-6369

with a copy to:

Goodmans LLP
Suite 2400, 250 Yonge Street
Toronto, Ontario
M5B 2M6

Attention: Mr. Stephen Pincus
Fax: (416) 979-1234

7.4.2 if to Buyer:

c/o Atlantic Power Management, LLC
200 Clarendon Street, 55th Floor
Boston, Massachusetts
02117

Attention: Chief Executive Officer
Fax: (617) 531-6369

with a copy to:

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts
02109

Attention: Laura C. Hodges Taylor
Fax: (617) 523-1231

7.4.3 if to Seller:

c/o ArcLight Capital Partners, LLC
200 Clarendon Street, 55th Floor
Boston, Massachusetts
02117

Attention: John Tisdale
Fax: (617) 867-4698

with a copy to:

Freshfields Bruckhaus Deringer LLP
520 Madison Avenue, 34th Floor
New York, New York
10022

Attention: Orli Hacker
Fax: (212) 277-4001

Any notice given as aforesaid will be deemed to have been given at the time delivered or faxed (provided complete transmission is confirmed) if delivered or faxed to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise will be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located). Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

7.5 Non-Merger

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties will not merge on and will survive the Closing and, notwithstanding such Closing and any investigation made by or on behalf of any party, will continue in full force and effect. Subject to Section 3.5 and the terms of the Indemnity Agreement, Closing will not prejudice any right of one party against any other party in respect of anything done or omitted under this Agreement or in respect of any right to Damages or other remedies.

7.6 Governing Law; Consent to Jurisdiction

This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of laws provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York. Subject to the terms of the Indemnity Agreement, each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New York and of the United States of America located in the State of New York for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in such courts and agrees not to plead or claim that such litigation brought therein has been brought in an inconvenient forum.

7.7 Goodmans LLP and Goodwin Procter LLP Acting for More Than One Party

Each of the parties to this Agreement has been advised and acknowledges that each of Goodmans LLP and Goodwin Procter LLP is acting as counsel to and jointly representing the Issuer, Buyer and Seller (each a "**Client**" and, collectively, "**Clients**") and, in this role, information disclosed to Goodmans LLP and/or Goodwin Procter LLP by one Client will not be kept confidential and will be disclosed to all Clients and each of the parties consents to Goodmans LLP and Goodwin Procter LLP so acting. In addition, should a conflict arise between any Clients, Goodmans LLP and Goodwin Procter LLP may not be able to continue to act for any of such Clients.

7.8 Time of Essence

Time is of the essence of this Agreement.

7.9 Entire Agreement

This Agreement and the other agreements contemplated hereby constitute the entire agreement between the parties pertaining to the subject matter hereof. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement and such other agreements or as otherwise set out in writing and delivered at Closing. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any party hereto or its directors, managers, officers, employees or agents, to any other party hereto or its directors, managers, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement or such other agreements. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.

7.10 Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be executed either in original, faxed or electronic form and the parties adopt any signatures received by a receiving fax machine or other means of electronic communication as original signatures of the parties; provided, however, that any party providing its signature in such manner will promptly forward to the other parties an original of the signed copy of this Agreement which was so delivered.

7.11 Further Assurances

Each of the parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other parties hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

7.12 Public Announcements

All media contacts and public announcements by the parties hereto or their affiliates regarding the matters covered by this Agreement shall be mutually agreed upon by the parties hereto. Notwithstanding the foregoing, the parties hereto and their affiliates may make such public announcements, reports, filings and disclosures concerning this Agreement and the businesses of the Issuer as may be required by applicable Securities Laws or by the rules of or any agreement with the

United States Securities and Exchange Commission, the New York Stock Exchange, Inc., the Nasdaq Stock Market, any Securities Commission or the Toronto Stock Exchange, provided that such disclosing party or affiliate shall use reasonable efforts to consult with the other parties regarding the nature and contents of the contemplated disclosure.

7.13 Cooperation with Respect to Government Filings and Reports

The Issuer, Buyer and Seller each agree to provide the other parties (without cost to such other parties) with access during reasonable business hours and for a reasonable business purpose and such cooperation and information, including, but not limited to, all records, books, contracts, instruments, computer data and other data, including all historical financial and Tax information, and personnel with relevant Knowledge of such information, as may be reasonably requested by the other in connection with the preparation or filing of any government report or other government filing, contemplated by this Agreement or required by applicable Law. Such cooperation and information shall include, without limitation, promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any government authority to the appropriate party. Each party shall make its employees and facilities available during normal business hours and on reasonable prior notice and shall provide explanation of any documents or information provided hereunder.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

GOODMANS\\5089027.12

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ATLANTIC POWER CORPORATION
By its manager, ATLANTIC POWER MANAGEMENT, LLC

Per: *"Barry Welch"*

Name: Barry Welch
Title: President and Chief Executive Officer

ATLANTIC POWER HOLDINGS, LLC
By its manager, ATLANTIC POWER MANAGEMENT, LLC

Per: *"Barry Welch"*

Name: Barry Welch
Title: President and Chief Executive Officer

EPSILON POWER HOLDINGS, LLC

Per: *"Daniel Revers"*

Name: Daniel Revers
Title: President

AtlanticPower Corporation

TETON ACQUISITION AGREEMENT

November 10, 2004

Goodmans LLP

250 YONGE STREET
SUITE 2400
TORONTO, ONTARIO
M5B 2M6

TABLE OF CONTENTS

Page

ACQUISITION AGREEMENT

THIS AGREEMENT is made as of the 10th day of November, 2004.

B E T W E E N:

ATLANTIC POWER CORPORATION, a corporation existing under the laws of the Province of Ontario,

(the "**Issuer**")

- and -

ATLANTIC POWER HOLDINGS, LLC, a limited liability company existing under the laws of the State of Delaware,

("**Buyer**")

- and -

TETON POWER HOLDINGS, LLC, a limited liability company existing under the laws of the State of Delaware.

("**Seller**")

RECITALS:

A. The Issuer intends to complete an offering (the "**Offering**") of income participating securities ("**IPSs**") to the public under the Prospectus (as defined herein) filed with the securities regulatory authorities in each of the provinces and territories of Canada.

B. The Issuer will use the net proceeds of the Offering (after deducting certain fees and expenses of the Offering payable by the Issuer), together with net proceeds of approximately Cdn$35,400,000 from the sale of the Separate Subordinated Notes (as defined herein), to subscribe for 32,000,000 common membership interests and 38,329,287 Class A preferred membership interests in Buyer.

C. Buyer will in turn use a portion of the proceeds from the subscription for membership interests by the Issuer (net of any costs and expenses incurred by Buyer), together with common membership interests and Class B preferred membership interests to be issued by it, as provided herein, to acquire all of the issued and outstanding membership interests in Teton Power Funding, LLC (the "**Company**") from Seller under and subject to the terms and conditions of this Agreement.

D. The Underwriting Agreement (as defined herein) provides that, as a condition to the completion of the Offering, the Issuer, Buyer and Seller enter into this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement:

(a) "**Aquila Purchase Agreement**" has the meaning attributed to such term in Section 3.3.4.8;

(b) "**Acquisition Agreements**" means the Epsilon Acquisition Agreement, the Umatilla Acquisition Agreement and this Agreement;

(c) "**affiliate**" has the meaning attributed thereto in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act;

(d) "**Affiliated Group**" means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local or foreign law;

(e) "**Agreement**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**", and similar expressions refer to this Acquisition Agreement and not to any particular article, section, subsection, clause, subdivision or other portion hereof, as it may be amended, modified or restated in accordance with the terms hereof, and include any and every instrument supplemental or ancillary hereto;

(f) "**Ancillary Agreements**" means the Indenture (including the guarantees and pledges contemplated thereby), the Credit Facility, the Underwriting Agreement, the Epsilon Acquisition Agreement, the Umatilla Acquisition Agreement, the Indemnity Agreement, the Operating Agreement and the Management Agreement;

(g) "**Business**" means the business of the Company and the Company Subsidiaries consisting primarily of the business of, and the direct and indirect ownership, management, operation and lease of assets and property in connection with, the generation, transmission, distribution and purchase and sale of electricity and thermal energy, together with investments and other direct or indirect rights in Persons involved in the business of the generation, transmission, distribution, purchase and sale of electricity and thermal energy, as well as engaging in all activities ancillary or incidental to any of the foregoing;

(h) "**Business Day**" means any day other than a Saturday, Sunday and any day on which banking institutions in the State of New York and the Province of Ontario are authorized by law or other governmental action to close;

(i) "**Capital Lease**" means a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP;

(j) "**Capital Lease Obligation**" means, with respect to any Person and a Capital Lease, the amount of the obligation of such Person as the lessee under such Capital Lease which would, in accordance with GAAP, appear as a liability on a balance sheet of such Person;

(k) "**Cash Purchase Price**" has the meaning attributed to such term in Section 2.3(i);

(l) "**Closing**" means the completion of the transaction of purchase and sale contemplated in Article 2;

(m) "**Closing Time**" means 8:00 a.m. (Toronto time) on the Date of Closing or such other time on such date as may be agreed upon in writing by the parties;

(n) "**Code**" means the *Internal Revenue Code of 1986*, as amended;

(o) "**Company Subsidiary**" means any Subsidiary of the Company and includes each entity listed in Section 3.3.2.5 of the Disclosure Letter. Notwithstanding anything to the contrary contained in this Agreement, the Project Partnerships shall not be deemed to be Company Subsidiaries;

(p) "**Credit Facility**" means the credit facility to be provided by an affiliate of BMO Nesbitt Burns Inc. to Buyer on closing of the Offering in the aggregate amount of $50 million;

(q) "**Damages**" means any damages, losses, expenses or claims suffered by, imposed upon or asserted against any Person under the Securities Laws, other Laws, at common law or otherwise, together with the expenses incurred in connection with same, such amount being correspondingly reduced by: (i) any insurance proceeds that are paid to the Person in respect of the same claim; and (ii) the present value of the net Tax benefit, if any, that is available to such party in the current or any future Tax period as a result of the payment of Damages;

(r) "**Date of Closing**" means the date on which the completion of the Offering occurs;

(s) "**Disclosure Letter**" means the letter dated the date of this Agreement from Seller to the applicable parties hereto in respect of the representations and warranties set forth in Section 3.3;

(t) "**Environmental, Health and Safety Requirements**" shall mean all federal, state, local and foreign statutes, laws, regulations and ordinances, and any binding judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree or judgment, concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those related to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, emission, release, threatened release, control or cleanup of any Hazardous Materials, as such requirements are enacted and in effect on or before the Date of Closing;

(u) "**Epsilon Acquisition Agreement**" means the agreement of even date herewith among the Issuer, Buyer and Epsilon Holdings respecting, among other things, the acquisition by Buyer of Epsilon Power Funding, LLC;

(v) "**Epsilon Holdings**" means Epsilon Power Holdings, LLC;

(w) "**EWG Facilities**" means Projects determined by an order of the FERC to be "exempt wholesale generators" as defined in Section 32(a)(i) of PUHCA;

(x) "**FERC**" means the Federal Energy Regulatory Commission or any successor thereto;

(y) "**Financial Statements**" has the meaning attributed to such term in Section 3.3.2.6;

(z) "**FPA**" means the *Federal Power Act*, as amended;

(aa) "**Fund I**" means ArcLight Energy Partners Fund I, L.P.;

(bb) "**Governmental Entity**" means any: (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, regulatory or administrative authority, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above; or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable Person, asset, obligation or other matter;

(cc) "**Hart-Scott-Rodino Act**" means the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended;

(dd) "**Hazardous Materials**" means (i) any radioactive materials, asbestos in any form, oil or petroleum products in any form, urea formaldehyde foam insulation, polychlorinated biphenyls and transformers or other equipment that contain polychlorinated biphenyls, and radon gas or (ii) any chemicals, materials or substances which are defined as, or included in the definition of, "hazardous wastes", "hazardous substances", "extremely hazardous substances", or "toxic substances", toxic or hazardous "pollutants", hazardous or toxic "materials" or words of similar import under any Environmental, Health and Safety Requirement;

(ee) "**Indebtedness**" means, with respect to any Person, without duplication:

(i) its liabilities for borrowed money;

(ii) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including, without limitation, all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(iii) its Capital Lease Obligations;

(iv) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities); and

(v) any guaranty of such Person with respect to liabilities of a type described in any of clauses (i) through (iv) hereof;

(ff) "**Indemnity Agreement**" means the agreement to be entered into as of the date hereof among Seller, Epsilon Holdings, Umatilla Holdings, the Issuer and Buyer setting out various rights and obligations of such parties relating to indemnification in respect of the Acquisition Agreements;

(gg) "**Indenture**" means the Subordinated Note Indenture between the Issuer and Computershare Trust Company of Canada to be entered into on closing of the Offering;

(hh) "**Interim Period**" means the period between the close of business on the date of this Agreement and the Closing;

(ii) "**JPPC**" means Jamaica Private Power Company Limited, a private company limited by shares under the *Companies Act of Jamaica*;

(jj) "**Knowledge**" of any Person means the actual knowledge of the officers of that Person charged with responsibility for the particular function, after reasonable inquiry by them of those parties whom they believe, in good faith, to be the Persons responsible for the subject matter of the inquiry;

(kk) "**Lake Cogen Project**" means the Project identified as such in Section 3.3.3.1 of the Disclosure Letter;

(ll) "**Laws**" means any and all laws, including all federal, state, provincial and local statutes, codes, ordinances, decrees, rules, regulations and municipal by-laws and all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings or awards or other requirements of any other Governmental Entity, binding on or affecting the Person referred to in the context in which the term was used;

(mm) "**Licensed Facilities**" means Projects for which the FERC has issued a "license" under the FPA;

(nn) "**Lien**" means any mortgage, pledge, lien, security interest, easement, encumbrance or other adverse claim;

(oo) "**Litigation**" means an action, suit, claim, proceeding or investigation, at law or in equity, before any Governmental Entity, by any Person;

(pp) "**Management Agreement**" means the management agreement to be entered into on or prior to closing of the Offering between Atlantic Power Management, LLC, the Issuer and Buyer, as it may be amended, supplemented and restated from time to time;

(qq) "**Manager**" means Atlantic Power Management, LLC;

(rr) "**Material Adverse Effect**" or "**Material Adverse Change**" means any effect or change that would be materially adverse to the Business, operations, assets or financial condition of the Company and the Company Subsidiaries, taken as a whole, as currently owned and operated or as contemplated to be owned and operated following completion of the purchase of the Purchased Membership Interests by Buyer hereunder (as described in the Prospectus), or on the ability of Seller to consummate the transactions contemplated hereby;

(ss) "**Material Contracts**" has the meaning attributed to such term in Section 3.3.2.12;

(tt) "**Mid-Georgia Project**" means the Project identified as such in Section 3.3.3.1 of the Disclosure Letter;

(uu) "**Most Recent Company Fiscal Quarter End**" means June 30, 2004;

(vv) "**Non-Operated Projects**" means all Projects other than the Operated Projects;

(ww) "**Non-Operated Project Partnerships**" means all Project Partnerships other than the Operated Project Partnerships;

(xx) "**Onondaga Project**" means the Project identified as such in Section 3.3.3.1 of the Disclosure Letter;

(yy) "**Operated Projects**" means the Lake Cogen Project, the Mid-Georgia Project, the Onondaga Project and the Pasco Project;

(zz) "**Operated Project Partnerships**" means (i) Lake Cogen Ltd., a Florida limited partnership, (ii) Mid-Georgia Cogen L.P., a Delaware limited partnership, (iii) Onondaga Cogeneration Limited Partnership, a New York limited partnership, and (iv) Pasco Cogen, Ltd., a Florida limited partnership;

(aaa) "**Operating Agreement**" means the operating agreement in respect of Buyer to be entered into among the Issuer, Buyer, Seller, Epsilon Holdings and Umatilla Holdings on closing of the Offering;

(bbb) "**Ordinary Course**" means, with respect to an action taken by a Person, that such action constitutes an ordinary course business activity of the Person consistent with the Person's past custom and practices (including with respect to quantity and frequency);

(ccc) "**Pasco Project**" means the Project identified as such in Section 3.3.3.1 of the Disclosure Letter;

(ddd) "**Permits**" has the meaning attributed to such term in Section 3.3.3.12;

(eee) "**Permitted Encumbrances**" means, as to any Person, (i) statutory Liens on the property of such Person for Taxes and other governmental charges not yet due or delinquent or, to the extent set forth in the Disclosure Letter, which are being contested in good faith, (ii) mechanics', carriers', workers', warehouse and other similar Liens on the property of such Person arising in the Ordinary Course relating to obligations as to which such Person is not in default and provided that such Liens, in the aggregate, would not be reasonably likely to materially and adversely affect such Person, (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Entities as to which such Person is not in default, (iv) imperfections in title, and similar charges, easements and restrictions which, in the aggregate, would not be reasonably likely to materially impair the use of the property of such Person in the operation of such Person's business, and (v) Liens disclosed in, created by or arising by reason of this Agreement, the Ancillary Agreements, the transactions contemplated hereby and thereby, the Material Contracts or the Project Contracts;

(fff) "**Person**" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or any other business entity or a Governmental Entity (or any department, agency or political subdivision thereof);

(ggg) "**Project Contracts**" has the meaning attributed to such term in Section 3.3.3.9.1;

(hhh) "**Project Financial Statements**" has the meaning attributed to such term in Section 3.3.3.5;

(iii) "**Project Partnership Agreement**" means, for each of the Project Partnerships, the partnership agreement (or, in the case of JPPC, the Members' Agreement) set forth in respect of such Project Partnership in Section 3.3.3.1 of the Disclosure Letter;

(jjj) "**Project Partnership Interests**" means, in respect of each Project Partnership, the partnership interest (or, in the case of JPPC, the shares) owned by each of one or more Company Subsidiaries in such Project Partnership as set forth in Section 3.3.3.1 of the Disclosure Letter.

(kkk) "**Project Partnerships**" means the partnerships (or, in the case of JPPC, the private company limited by shares under the *Companies Act of Jamaica*) listed as "Project Partnerships" in Section 3.3.3.1 of the Disclosure Letter;

(lll) "**Projects**" means the electric generating facilities listed as "Projects" in Section 3.3.3.1 of the Disclosure Letter;

(mmm) "**Prospectus**" means the final prospectus of the Issuer dated the date hereof and filed with the securities commissions or other regulatory authorities in the Qualifying Jurisdictions in connection with the Offering;

(nnn) "**PUHCA**" means the *Public Utility Holding Company Act of 1935*, as amended;

(ooo) "**Purchase Price**" has the meaning attributed to such term in Section 2.2;

(ppp) "**Purchased Membership Interests**" means all of the issued and outstanding limited liability company membership interests in the Company;

(qqq) "**PURPA**" means the *Public Utility Regulatory Policies Act of 1978*, as amended;

(rrr) "**Qualifying Jurisdictions**" means, collectively, each of the provinces and territories of Canada;

(sss) "**QF Facilities**" means "Qualifying Cogeneration Facilities" as that term is defined in PURPA and the regulations thereunder;

(ttt) "**Required Consents**" means the consents listed in Section 3.3.1.3 of the Disclosure Letter;

(uuu) "**ROFO Agreement**" means the agreement to be entered into between Buyer and Fund I providing for certain rights of first offer for Buyer, as contemplated in the Prospectus;

(vvv) "**Securities Commission**" means the applicable securities commission or other regulatory authority in each of the Qualifying Jurisdictions;

(www) "**Securities Exchange Act**" means the *Securities Exchange Act of 1934*, as amended;

(xxx) "**Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws, together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by the Underwriting Agreement and the securities legislation and policies of each other applicable jurisdiction (including the United States);

(yyy) "**Separate Subordinated Notes**" means the Cdn$36,501,000 principal amount of 11% subordinated notes of the Issuer issued in accordance with the Indenture and to be sold separately at the time of closing of the Offering;

(zzz) "**Subsidiary**" means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity's gains or losses or shall be or control any managing director or general partner or similar Person of such business entity (other than a corporation);

(aaaa) "**Tax**" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registrations, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not;

(bbbb) "**Tax Return**" means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof;

(cccc) "**Umatilla Acquisition Agreement**" means the agreement of even date herewith among the Issuer, Buyer and Umatilla Holdings respecting, among other things, the acquisition by Buyer of Umatilla Power Funding, LLC;

(dddd) "**Umatilla Holdings**" means Umatilla Power Holdings, LLC;

(eeee) "**Underwriters**" means the underwriters of the Offering;

(ffff) "**Underwriting Agreement**" means the underwriting agreement entered into by and among the Issuer, Buyer, Seller, Epsilon Holdings, Umatilla Holdings and the Underwriters in connection with the Offering;

(gggg) "**Wholly-Owned Project Partnerships**" means Lake Cogen Ltd., a Florida limited partnership, and Onondaga Cogeneration Limited Partnership, a New York limited partnership; and

(hhhh) "**Wholly-Owned Projects**" means the Lake Cogen Project and the Onondaga Project.

Capitalized terms used but not defined in this Agreement have the meanings given to them in the Prospectus.

1.2 Headings

The division of this Agreement into articles and sections and the insertion of headings are for the convenience of reference only and will not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to "**Articles**" or "**Sections**" are to articles or sections of this Agreement.

1.3 Gender and Number

In this Agreement, words importing the singular number only will include the plural and vice versa, words importing the masculine gender will include the feminine and neuter genders and vice versa and words importing persons will include individuals, partnerships, associations, trusts, unincorporated organizations, limited liability companies and corporations.

1.4 Currency

Except where otherwise expressly provided, all payments contemplated herein will be paid in U.S. funds, and all references herein to dollar amounts are references to dollars in the lawful currency of the United States of America.

1.5 Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6 Accounting Principles

Unless otherwise indicated, all references to GAAP in this Agreement are to United States generally accepted accounting principles. Such references will be deemed to be to the requirements at the relevant time of the Financial Accounting Standards Board, or any successor accounting body, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise agreed to in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.7 Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.8 Construction

The words "**including**" and "**includes**" where used in this Agreement will be deemed to mean "**including, without limitation**" and "**includes, without limitation**", respectively.

ARTICLE 2
PURCHASE AND SALE OF THE PURCHASED MEMBERSHIP INTERESTS

2.1 Purchase and Sale

Subject to the terms and conditions of this Agreement, at the Closing Time, Seller shall sell to Buyer, and Buyer shall purchase from Seller, the Purchased Membership Interests.

2.2 Purchase Price

The consideration to be paid by Buyer for the Purchased Membership Interests shall be $175,127,531 (the "**Purchase Price**"). The Purchase Price is subject to adjustment by the board of directors of the Issuer based on the actual fees and expenses incurred in connection with the Offering and related transactions. The Purchase Price set forth herein assumes total expenses of $1,476,163 and Cdn$4,414,318.

2.3 Satisfaction of Purchase Price

The Purchase Price shall be paid and satisfied at the Closing Time by, or on behalf of, Buyer as follows:

(i) by wire transfer of immediately available funds in an amount equal to $46,882,184 (the "**Cash Purchase Price**") as directed by Seller; and

(ii) by the issuance of 15,489,473 common membership interests and 15,489,473 Class B preferred membership interests in Buyer to Seller or as may otherwise be directed by Seller in writing.

2.4 Tax Treatment; Allocation

To the extent made for the consideration described in Section 2.3(ii), the transfer of the Purchased Membership Interests shall be treated for U.S. federal income tax purposes as a tax-deferred contribution described in Section 721(a) of the Code. Within a reasonable period of time after the Closing, Seller shall prepare an allocation of the Cash Purchase Price (including for these purposes any direct or indirect assumption or repayment of Indebtedness by Buyer that is treated as consideration realized by Seller for U.S. federal income tax purposes) among the interests in the Project Partnerships directly or indirectly acquired for such consideration and, where relevant for these purposes (including by reason of any Project Partnership's election under Section 754 of the Code), among the proportionate share of the assets of the Project Partnerships indirectly acquired. Such allocation shall be prepared by Seller in a manner that is consistent with any applicable provisions of the Code and U.S. Treasury Regulations. Provided that the allocation is prepared in accordance with this Section 2.4 and absent manifest error, it shall be binding upon the parties hereto and shall be used by them for all relevant Tax purposes, and no party shall take any position inconsistent with such allocation for any Tax purpose.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Issuer

The Issuer represents and warrants to Seller as follows and acknowledges that Seller is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.1.1 Incorporation and Status. The Issuer is a corporation duly incorporated and existing under the laws of the Province of Ontario. The Issuer is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except to the extent that any failure to be so qualified, either individually or in the aggregate, would not have a Material Adverse Effect.

3.1.2 Corporate Power and Due Authorization. The Issuer has the power and capacity to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to carry out the transactions contemplated in the Prospectus. Each of this Agreement and the Ancillary Agreements to which it is a party has been, or will at the Closing Time be, duly authorized, executed and delivered by the Issuer and is, or will at the Closing Time be, a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar laws and the availability of equitable remedies.

3.1.3 No Approvals. No consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity or third party is required in connection with the execution and delivery by the Issuer of this Agreement and the Ancillary Agreements to which it is a party, or the performance by the Issuer of its obligations hereunder and thereunder and the consummation by the Issuer of the transactions contemplated herein and therein except such as have been made or obtained or those that are not required to be made or obtained until after the Closing.

3.1.4 No Contravention. The execution and delivery by the Issuer of this Agreement and the Ancillary Agreements to which it is a party, the performance by the Issuer of its obligations hereunder and thereunder and compliance by the Issuer with the other provisions hereof and thereof does not and will not contravene, breach or result in any default under its organizational documents or under any mortgage, indenture, lease, agreement, other legally binding instrument, licence, permit, statute, regulation, order, judgment, decree or Law to which the Issuer is a party or by which it is bound.

3.1.5 Residence of the Issuer. The Issuer is not a non-resident of Canada within the meaning of the *Income Tax Act* (Canada), as amended.

3.2 Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows and acknowledges that Seller is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.2.1 Organization and Status. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except to the extent that any failure to be so qualified, either individually or in the aggregate, would not have a Material Adverse Effect.

3.2.2 Power of Buyer and Due Authorization. Buyer has the power and authority to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to carry out the transactions contemplated in the Prospectus. Each

of this Agreement and the Ancillary Agreements to which it is a party has been, or will at the Closing Time be, duly authorized, executed and delivered by Buyer and is, or will at the Closing Time be, a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar laws and the availability of equitable remedies.

3.2.3 No Approvals. No consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity or third party is required in connection with the execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which it is a party, or the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated herein and therein except such as have been made or obtained or those that are not required to be made or obtained until after the Closing.

3.2.4 No Contravention. Neither the execution and the delivery of this Agreement and the Ancillary Agreements to which Buyer is a party, nor the consummation by Buyer of the transactions contemplated hereby and thereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Entity to which Buyer is subject, or any provision of its organizational documents, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject, or (iii) result in the imposition or creation of any Lien upon or with respect to the membership interests in the Company (other than rights of Buyer in connection with Buyer's purchase of the Purchased Membership Interests, under the Credit Facility and under the Indenture and related guarantees).

3.3 Representations and Warranties of Seller

Seller represents and warrants to the Issuer and Buyer that the statements contained in this Section 3.3 are correct and complete as of the date of this Agreement, except as set forth in the Disclosure Letter. Items disclosed in one particular section of the Disclosure Letter shall be deemed to be constructively disclosed or listed in other sections of the Disclosure Letter to the extent that it is reasonably apparent that the disclosure relates to such other sections. The fact that any item of information is contained in the Disclosure Letter shall not be construed as an admission of liability under any applicable Law, or to mean that such information is material. Such information shall not be used as a basis for interpreting the term "material", "materially" or "Material Adverse Effect", or any similar qualification in this Agreement.

3.3.1 Representations and Warranties of Seller with respect to Seller. Seller represents and warrants to the Issuer and Buyer as follows and acknowledges that each of the Issuer and Buyer is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.3.1.1 Organization and Status. Seller is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Seller has full limited liability company power and authority to carry on its business as presently conducted.

3.3.1.2 Power of Seller and Due Authorization. Seller has full power and authority (including full limited liability company power and authority) to enter into

and perform its obligations under this Agreement and the Ancillary Agreements to which Seller is a party and to carry out the transactions contemplated in the Prospectus. Each of this Agreement and the Ancillary Agreements to which it is a party has been, or will at the Closing Time be, duly authorized, executed and delivered by Seller and is, or will at the Closing Time be, a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar laws and the availability of equitable remedies.

3.3.1.3 **No Approvals**. Except as set forth in Section 3.3.1.3 of the Disclosure Letter, no consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity or third party is required in connection with the execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it is a party, or the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated herein and therein. All of the consents, approvals, authorizations, orders, filings, registrations and recordings set out in Section 3.3.1.3 of the Disclosure Letter required to be made or obtained prior to the Closing Time have been, or will at the Closing Time have been, made or obtained.

3.3.1.4 **No Contravention**. Neither the execution and the delivery of this Agreement and the Ancillary Agreements to which Seller is a party, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Entity to which Seller is subject, or any provision of its organizational documents, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Seller is a party or by which it is bound or to which any of its assets is subject except, in the case of requiring a notice, where failure to provide such notice would not have a Material Adverse Effect, or (iii) result in the imposition or creation of any Lien upon or with respect to the membership interests in the Company (other than Liens created or arising by reason of this Agreement or the transactions contemplated hereby).

3.3.1.5 **Title to Company Membership Interests**. Except as set forth in Section 3.3.1.5 of the Disclosure Letter, Seller holds of record and owns beneficially all of the issued and outstanding membership interests in the Company free and clear of any restrictions on transfer (other than restrictions under the Securities Exchange Act and state securities laws), Liens, options, warrants, purchase rights, contracts, commitments, equities, claims and demands (other than Buyer's rights hereunder). Seller is not a party to any option, warrant, purchase right or other contract or commitment that could require Seller to sell, transfer or otherwise dispose of any membership interests of the Company (other than this Agreement). Seller is not a party to any stockholder agreement, member agreement, operating agreement, voting trust, proxy or other agreement or understanding with respect to the membership interests of the Company.

3.3.1.6 **Bankruptcy; Insolvency**. Seller is not insolvent and has not taken any action with respect to, nor, to Seller's Knowledge, has any other action been taken or any action commenced for, its winding-up, bankruptcy, insolvency, dissolution, administration or reorganization or for the appointment of a receiver, administrator, trustee or similar officer of it or the membership interests in the Company or any other asset, in any jurisdiction.

3.3.1.7 **Prospectus Disclosure**. To the Knowledge of Seller, the Prospectus does not contain a misrepresentation (as that term is defined in Section 1(1) of the *Securities Act* (Ontario), as amended).

3.3.2 **Representations and Warranties of Seller with Respect to the Company and the Company Subsidiaries.** Seller represents and warrants to the Issuer and Buyer as follows and acknowledges that each of the Issuer and Buyer is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.3.2.1 **Organization and Status**. The Company and each of the Company Subsidiaries is a limited liability company or limited partnership duly formed or organized, validly existing and in good standing under the laws of its state of organization. The Company and each of the Company Subsidiaries has full limited liability company or partnership power and authority to own, lease and operate its properties and to carry on the Business as presently conducted. Seller has made available to the Issuer and Buyer complete and correct copies of the organizational documents of the Company and each of the Company Subsidiaries. Each of the Company and the Company Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not, individually or in the aggregate, have a Material Adverse Effect.

3.3.2.2 **Capitalization of Company**. As of the date of this Agreement, Seller is the sole member of the Company. There are no outstanding profit participation or similar rights with respect to the Company. Except as set forth in Section 3.3.2.2 of the Disclosure Letter, there are no options, warrants or other securities exchangeable or exercisable for, or convertible into, membership interests of the Company, and no Person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition of any membership interests of the Company.

3.3.2.3 **No Contravention**. Neither the execution and the delivery of this Agreement and the Ancillary Agreements to which Seller, the Company and/or any of the Company Subsidiaries is a party, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Entity to which the Company or any Company Subsidiary is subject, or any provision of the organizational documents of the Company or any Company Subsidiary, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which the Company or any Company Subsidiary is a

party or by which it is bound or to which any of its assets is subject except where the conflict, breach, default, acceleration, termination, modification, cancellation or notice would not, individually or in the aggregate, have a Material Adverse Effect, or (iii) result in the imposition of any Lien upon or with respect to any property of the Company or any Company Subsidiary (other than Liens created or arising by reason of this Agreement or the transactions contemplated hereby).

3.3.2.4 **Title to Tangible Assets**. The Company and the Company Subsidiaries have good title to, or a valid leasehold interest in, the material tangible assets they use regularly in the conduct of the Business.

3.3.2.5 **Company Subsidiaries**. Section 3.3.2.5 of the Disclosure Letter sets forth for each Company Subsidiary (i) its name and jurisdiction of incorporation or formation, (ii) its authorized capital stock or limited liability company or partnership interests, (iii) the number of issued and outstanding shares of capital stock or limited liability company or partnership interests, and (iv) the holder or holders of such shares or limited liability company or partnership interests. Except for the shares of capital stock or limited liability company or partnership interests of the Company Subsidiaries listed in Section 3.3.2.5 of the Disclosure Letter, the shares of capital stock or limited liability company or partnership interests of the Company Subsidiaries owned directly or indirectly by the Company (as set forth in Section 3.3.2.5 of the Disclosure Letter) are owned free and clear of all Liens, other than Liens created by or arising by reason of this Agreement or the transactions contemplated hereby. Topsham Hydroelectric Generating Facility Trust No. 2 owns a 50% undivided interest in all of the assets leased to Topsham Hydro Partners Partnership free and clear of all Liens, other than Liens disclosed in the Disclosure Letter and Liens created by or arising by reason of this Agreement or the transactions contemplated hereby. There are no options, warrants or other securities exchangeable or exercisable for, or convertible into, capital stock or limited liability company or partnership interests of any Company Subsidiary.

3.3.2.6 **Financial Statements**. The financial statements of UtilCo SaleCo LLC and the Company, including the notes thereto, set forth in the Prospectus (collectively, the "**Financial Statements**") have been prepared in accordance with GAAP throughout the periods covered thereby and present fairly the financial condition of UtilCo SaleCo LLC (on the basis described therein) and the Company and the Company Subsidiaries as of the dates set forth therein and the results of operations of UtilCo SaleCo LLC (on the basis described therein) and the Company and the Company Subsidiaries for such periods.

3.3.2.7 **Events Subsequent to Most Recent Company Fiscal Quarter End**. Since the Most Recent Company Fiscal Quarter End through the date hereof, (i) other than in connection with the transactions contemplated by this Agreement or as disclosed in the Prospectus, each of the Company and the Company Subsidiaries has conducted the Business in the Ordinary Course and (ii) except as disclosed in the Prospectus, there has been no Material Adverse Change.

3.3.2.8 Undisclosed Liabilities. Except for liabilities reflected or reserved against in the Financial Statements (including the notes thereto) neither the Company nor any Company Subsidiary has any material liabilities other than (i) liabilities incurred in the Ordinary Course since the Most Recent Company Fiscal Quarter End, or (ii) liabilities that are not required by GAAP to be reflected or reserved against in the Financial Statements.

3.3.2.9 Legal Compliance. Each of the Company and the Company Subsidiaries has complied with all Laws except where non-compliance would not, individually or in the aggregate, result in a Material Adverse Effect. This Section 3.3.2.9 does not relate to Tax matters related to the Company and the Company Subsidiaries, which are instead the subject of Section 3.3.4, to employee benefits matters related to the Company and the Company Subsidiaries, which are instead the subject of Section 3.3.2.14, or to environmental, health and safety matters related to Company and the Company Subsidiaries, which are instead the subject of Section 3.3.2.15.

3.3.2.10 Ownership or Lease of Real and Personal Property. The Company and the Company Subsidiaries own, lease or otherwise have the right to use all real property, including all fixtures and improvements situated thereon, and own, lease or otherwise have the right to use all equipment and personal property, tangible and intangible, in each case which is used in the day to day operations of the Business and which is necessary to conduct the Business in the manner in which it is presently conducted except where the failure to so own, lease or have the right to use would not be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect.

3.3.2.11 Intellectual Property. Neither the Company nor any of the Company Subsidiaries uses any material intellectual property in the Business.

3.3.2.12 Material Contracts. Section 3.3.2.12 of the Disclosure Letter lists all contracts to which any of the Company and the Company Subsidiaries is a party the performance of which will involve annual consideration in excess of $500,000, which evidence Indebtedness of at least $500,000 or which are otherwise material to the Business (collectively, the "**Material Contracts**"). Seller has made available to the Issuer and Buyer a correct and complete copy of each Material Contract. Each Material Contract (i) constitutes a legal, valid and binding obligation of the Company and/or one of the Company Subsidiaries and, to Seller's Knowledge, the other parties thereto, and (ii) is in full force and effect. There is no default or event which, with notice or lapse of time or both, would constitute a default under the Material Contracts on the part of the Company or the Company Subsidiaries or, to Seller's Knowledge, on the part of the other parties thereto, except for such events of default and other events which would not, individually or in the aggregate, cause a Material Adverse Effect.

3.3.2.13 Litigation. Except as disclosed in the Prospectus, there is no Litigation pending or, to Seller's Knowledge, threatened against, the Company or any of the Company Subsidiaries which would be reasonably expected to, individually or in the aggregate, cause a Material Adverse Effect.

3.3.2.14 Labor Matters and Employee Benefits. Neither the Company nor any Company Subsidiary has employees.

3.3.2.15 Environmental, Health and Safety Matters. The Company and the Company Subsidiaries are in compliance with Environmental, Health and Safety Requirements, except for such non-compliance as would not be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect. Since March 12, 2004 and, to Seller's Knowledge, from November 10, 2001 to March 11, 2004, neither the Company nor any Company Subsidiary has received any written notice, report or other information regarding any actual or alleged violation of Environmental, Health and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to the Company or the Company Subsidiaries arising under Environmental, Health and Safety Requirements, the subject of which would be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect. Neither the Company nor any Company Subsidiary has any contingent liability in connection with the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, emission, release, threatened release, control or clean-up of any Hazardous Materials, except for such contingent liabilities as would not be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect. Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, all environmental, health and safety matters shall be governed exclusively by this Section 3.3.2.15 and by Section 3.3.3.15.

3.3.2.16 Related Party Transactions. Except as contemplated or disclosed in the Prospectus, neither Seller nor any affiliate of Seller (other than the Company, the Company Subsidiaries and the Project Partnerships) is or has been involved in any material business arrangement or relationship with any of the Company or any Company Subsidiary within the last 12 months or which will come into effect or continue following Closing, and neither Seller nor any affiliate of Seller (other than the Company, the Company Subsidiaries and the Project Partnerships) owns any material asset, tangible or intangible, which is used in the business of the Company and any of the Company Subsidiaries.

3.3.2.17 Insurance. Section 3.3.2.17 of the Disclosure Letter sets forth a complete and correct list of all of the policies of insurance carried by the Company or the Company Subsidiaries on the date of this Agreement and the applicable termination or renewal dates of such policies. Each such policy is in full force and effect and no notice of termination or cancellation of any such policy has been received by the Company or the Company Subsidiaries. All policy premiums due and payable prior to the Closing have been or will be (on or prior to the Date of Closing) paid up to and through Closing.

3.3.2.18 Approvals. Each of the Company and the Company Subsidiaries, as applicable, holds, or will hold at the Closing Time, all permits, licences, consents, authorizations and approvals which are required from any Governmental Entity or any other Person required or necessary to conduct the Business in all material respects as currently conducted or as the Prospectus

discloses it will be conducted except to the extent that the failure to hold or obtain, individually or in the aggregate, would not have a Material Adverse Effect.

3.3.3 **Representations and Warranties of Seller with Respect to the Project Partnerships and the Projects.** Seller represents and warrants to the Issuer and Buyer as follows and acknowledges that each of the Issuer and Buyer is relying upon the following representations and warranties in completing the transactions contemplated hereby.

3.3.3.1 **Projects, Project Partnerships and Project Partnership Interests.** Section 3.3.3.1 of the Disclosure Letter sets forth for each Project Partnership (i) its name and jurisdiction of incorporation or organization, and (ii) to the Knowledge of Seller (except in the case of the Operated Project Partnerships, which are not so qualified as to Knowledge), the holder or holders of its outstanding shares or limited liability company or partnership interests. Each Company Subsidiary is the record and beneficial owner of Project Partnership Interests (or, in the case of Topsham Hydro Generating Facility Trust No. 2, of a 50% undivided interest in the assets leased to Topsham Hydro Partners L.P.), as set forth in Section 3.3.3.1 of the Disclosure Letter free and clear of all Liens, other than Liens disclosed in, created by or arising by reason of this Agreement, the Disclosure Letter, the transactions contemplated hereby, the Project Partnership Agreements, the Material Contracts or the Project Contracts.

3.3.3.2 **Organization and Status.** Each of the Project Partnerships is a limited partnership (or, in the case of JPPC, a private company limited by shares under the *Companies Act of Jamaica*, and in the case of Stockton, a general partnership) duly organized or formed, validly existing and in good standing under the laws of the state or other jurisdiction of its organization. Each Project Partnership has full partnership (or in the case of JPPC, company) power and authority to own, lease and operate its properties and to carry on its business as presently conducted. Seller has made available to the Issuer and Buyer complete and correct copies of each Project Partnership's organizational documents. Each Project Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not, individually or in the aggregate, have a Material Adverse Effect.

3.3.3.3 **No Contravention.** The consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which Seller, the Company, any of the Company Subsidiaries and/or Onondaga Cogeneration Limited Partnership is a party does not and will not (i) violate the charter documents of any Wholly-Owned Project Partnership or, to the Knowledge of Seller, any other Project Partnership, (ii) violate or be in conflict with, or constitute a default or any event which, with or without due notice or lapse of time, or both, would constitute a material default under, or cause or permit the acceleration of the maturity of Indebtedness under, or give rise to any right of termination, cancellation, imposition of fees or penalties under the agreements governing any Wholly-Owned Project Partnership or material Project Contracts of a Wholly-Owned Project Partnership or, to the Knowledge of Seller, the agreements governing any other Project Partnership or material

Project Contracts of any other Project Partnership, or (iii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Entity to which any Wholly-Owned Project Partnership or, to the Knowledge of Seller, any other Project Partnership, is subject.

3.3.3.4 **No Options.** There are no outstanding options, warrants or other rights (including conversion or pre-emptive rights and rights of first refusal) or agreements for purchase of any general or limited partnership interests from any Wholly-Owned Project Partnership or, to Seller's Knowledge, any general or limited partnership interests (or in the case of JPPC, shares) of any other Project Partnership other than as set forth in the Project Partnership Agreements, the Material Contracts or the Project Contracts.

3.3.3.5 **Project Financial Statements.** The financial statements set forth in Section 3.3.3.5 of the Disclosure Letter have been made available to the Issuer and Buyer (collectively, the "**Project Financial Statements**") and, to Seller's Knowledge (except in the case of the Wholly-Owned Project Partnerships, which are not so qualified as to Knowledge), present fairly the financial condition of the applicable Project Partnership as of the date set forth therein and the results of operations of the applicable Project Partnership for the periods covered thereby.

3.3.3.6 **Liabilities.** Since the date of the most recent Project Financial Statements referred to in Section 3.3.3.5 related to a Project Partnership, to the Knowledge of Seller (except in the case of the Wholly-Owned Project Partnerships which are not so qualified as to Knowledge), (i) such Project Partnership has not suffered any damage, destruction or loss which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) such Project Partnership has not issued or agreed to issue any additional general or limited partnership interests (or shares in the case of JPPC) in such Project Partnership, (iii) such Project Partnership has not encumbered any of its assets or incurred any Indebtedness or other liabilities (contingent or absolute), other than encumbrances, unsecured debts and liabilities incurred in the Ordinary Course and Permitted Encumbrances, and (iv) such Project Partnership has not entered into any contract or agreement including, without limitation, new loans or capital expenditures, that will bind such Project Partnership beyond the Closing and will involve annual expenditures in excess of $1,000,000, except those Project Contracts listed in Section 3.3.3.9.1 of the Disclosure Letter that are dated a date following the date of the most recent Project Financial Statements for such Project Partnership.

3.3.3.7 **Ownership or Lease of Real and Personal Property.** Each Operated Project Partnership and, to the Knowledge of Seller, Non-Operated Project Partnership, owns, leases or otherwise has the right to use all real property, including all fixtures and improvements situated thereon, and owns, leases or otherwise has the right to use all equipment and personal property, tangible and intangible, in each case which is used in the day to day operations of the business of such Project Partnership and which is necessary to conduct the business of such Project Partnership in the manner in which it is presently conducted except where the failure to so own, lease or have the right to use

would not be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect.

3.3.3.8 **Sufficiency of Assets.** Each Operated Project Partnership and, to the Knowledge of Seller, each Non-Operated Project Partnership, owns or has the right to use all assets, permits, licenses, trademarks, patents, franchises and other property rights necessary to conduct its business as currently conducted except where the failure to so own or have the right to use would not, individually or in the aggregate, cause a Material Adverse Effect.

3.3.3.9 **Additional Information.** The following additional information concerning the Project Partnerships is set forth in Sections 3.3.3.9.1, 3.3.3.9.2 and 3.3.3.9.3 of the Disclosure Letter:

3.3.3.9.1 **Contracts.** A list of all contracts to which a Project Partnership is a party the performance of which will involve annual consideration in excess of $1,000,000, which evidence Indebtedness of at least $1,000,000 or which are otherwise material to the business of such Project Partnership (collectively, the "**Project Contracts**");

3.3.3.9.2 **Insurance.** A list provided by the Project operator for each Project of current insurance policies for each Project Partnership; and

3.3.3.9.3 **Permits.** A list provided by the Project operator for each Project of all material permits.

3.3.3.10 **Project Contracts.** Seller has made available to the Issuer and Buyer copies of the Project Contracts that, except to the extent reflected in Section 3.3.3.9.1 of the Disclosure Letter, are true and complete. Each Project Contract of the Operated Project Partnerships and, to the Knowledge of Seller, the Non-Operated Project Partnerships, (i) constitutes a legal, valid and binding obligation of the applicable Project Partnership and, to the Knowledge of Seller, each other party thereto, and (ii) is in full force and effect. Except as disclosed in the Prospectus, there is no default or event which, with notice or lapse of time or both, would constitute a default under a Project Contract of an Operated Project Partnership or, to the Knowledge of Seller, a Non-Operated Project Partnership, on the part of the applicable Project Partnership or, to the Knowledge of Seller, on the part of the other parties thereto other than such defaults or events which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Prospectus, no party to any Project Contract of an Operated Project Partnership or, to the Knowledge of Seller, Non-Operated Project Partnership, has delivered any notice to a Project Partnership alleging that such Project Partnership is in default under any Project Contract that has had, or is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

3.3.3.11 **Insurance.** Each insurance policy set forth in Section 3.3.3.9.2 of the Disclosure Letter and related to an Operated Project is in full force and effect and no notice of termination or cancellation of any such policy has been received by the applicable Operated Project Partnership. To the Knowledge of Seller, each insurance policy set forth in Section 3.3.3.9.2 of the Disclosure Letter and related to a Non-Operated Project is in full force and effect and no

notice of termination or cancellation of any such policy has been received by the Company or the Company Subsidiaries. All policy premiums due and payable under such policies related to an Operated Project and, to the Knowledge of Seller, Non-Operated Project, prior to the Date of Closing have been or will be (on or prior to the Date of Closing) paid up to and through the Closing.

3.3.3.12 **Permits**. Each Operated Project Partnership has all governmental permits, licenses and authorizations necessary for the conduct of its business in all material respects as presently conducted (the "**Permits**") and is in compliance with the terms of each such Permit, except to the extent that any such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect. Seller has no Knowledge that any Non-Operated Project Partnership is lacking any material Permit or is not in compliance with the terms of any such Permit, except to the extent that any such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect.

3.3.3.13 **Litigation**. Except as disclosed in the Prospectus, there is no action, suit or proceeding pending or, to Seller's Knowledge, threatened, against any Operated Project Partnership or, to the Knowledge of Seller, Non-Operated Project Partnership, or properties or rights of any Operated Project Partnership or, to the Knowledge of Seller, Non-Operated Project Partnership, the adverse determination of which could reasonably be expected to have a material adverse effect on the applicable Project Partnership or Project.

3.3.3.14 **Force Majeure**. Except as disclosed in the Prospectus, no material event of force majeure (as defined in the applicable Project Contract) has occurred and is continuing under any Project Contract to which an Operated Project Partnership is a party or, to the Knowledge of Seller, under any Project Contract to which a Non-Operated Project Partnership is a party.

3.3.3.15 **Environmental, Health and Safety Matters.** Each Operated Project Partnership and, to the Knowledge of Seller, Non-Operated Project Partnership, is in compliance with Environmental, Health and Safety Requirements, except for such non-compliance as would not be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect. Since March 12, 2004 and, to Seller's Knowledge, from November 10, 2001 to March 11, 2004, no Operated Project Partnership or, to the Knowledge of Seller, Non-Operated Project Partnership, has received any written notice, report or other information regarding any actual or alleged violation of Environmental, Health and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to the Projects arising under Environmental, Health and Safety Requirements, the subject of which would be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect. No Operated Project Partnership or, to the Knowledge of Seller, Non-Operated Project Partnership, has any contingent liability in connection with the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, emission, release, threatened release, control or clean-up of any Hazardous Materials, except for such contingent liabilities as would not be reasonably likely to, individually or in the

aggregate, result in a Material Adverse Effect. Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, all environmental, health and safety matters shall be governed exclusively by this Section 3.3.3.15 and by Section 3.3.2.15.

3.3.3.16 **Labor Matters**. Except as set forth in Section 3.3.3.16 of the Disclosure Letter, there are no collective bargaining agreements to which an Operated Project Partnership or, to the Knowledge of Seller, Non-Operated Project Partnership, is a party or is subject and which relates to the business and operations of such Project Partnership. Except as disclosed in the Prospectus, (i) each Operated Project Partnership and, to the Knowledge of Seller, Non-Operated Project Partnership, is in compliance with all Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, (ii) no Operated Project Partnership or, to the Knowledge of Seller, Non-Operated Project Partnership, has received written notice of any unfair labor practice complaint pending against it before the National Labor Relations Board, (iii) no arbitration proceeding arising out of or under any collective bargaining agreement is pending against an Operated Project Partnership or, to the Knowledge of Seller, Non-Operated Project Partnership, (iv) no labor strike, slow down or stoppage is actually pending or threatened by any representative of any union or other representation of employees against or affecting an Operated Project Partnership or, to the Knowledge of Seller, Non-Operated Project Partnership, (v) no Operated Project Partnership or, to the Knowledge of Seller, Non-Operated Project Partnership, has experienced any work stoppage since March 12, 2004, and to Seller's Knowledge, from November 10, 2001 to March 11, 2004 and no work stoppage has been overtly threatened, and (vi) each Operated Project Partnership and, to the Knowledge of Seller, each Non-Operated Project Partnership, is in compliance in all material respects with the terms and all applicable Laws relating any employee benefit plans maintained by such party.

3.3.3.17 **Legal Compliance**. Each Operated Project Partnership and, to the Knowledge of Seller, Non-Operated Project Partnership, has complied with all Laws, except where the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect. This Section 3.3.3.17 does not relate to environmental, health and safety matters related to the Project Partnerships, which are instead the subject of Section 3.3.3.15, to permits, which are instead the subject of Section 3.3.3.12 or to employee benefits matters which are the subject of Section 3.3.3.16.

3.3.3.18 **Related Party Transactions**. Except as contemplated or disclosed in the Prospectus, neither Seller nor any affiliate of Seller (other than the Company, the Company Subsidiaries and the Project Partnerships) is or has been involved in any material business arrangement or relationship with any Project Partnership within the last 12 months or which will come into effect or continue following Closing, and neither Seller nor any affiliate of Seller (other than the Company, the Company Subsidiaries and the Project Partnerships) owns any material asset, tangible or intangible, which is used in the business of any of the Project Partnerships.

3.3.3.19 **Regulatory Status.** Section 3.3.3.19 of the Disclosure Letter identifies which Projects are QF Facilities, EWG Facilities or Licensed Facilities. Assuming the restrictions in the constating documents of the Issuer and Buyer are complied with, the transactions contemplated by this Agreement and the Ancillary Agreements will not affect the status of the Projects as QF Facilities, EWG Facilities or Licensed Facilities, as applicable.

3.3.3.20 **Disclaimer of Other Representations and Warranties.** Except as expressly set forth in this Article 3, SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE ISSUER OR BUYER IN RESPECT OF THE COMPANY, THE COMPANY SUBSIDIARIES, THE PROJECT PARTNERSHIPS OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. Each of the Issuer and Buyer hereby acknowledges and agrees that, except to the extent specifically set forth in this Article 3, Buyer is purchasing the Purchased Membership Interests on an "as is, where is" basis.

3.3.4 **Representations Regarding Tax Matters related to Company, Company Subsidiaries and Project Partnerships.** The following representations shall constitute the sole representations of Seller with respect to Taxes. All of the other representations contained in Sections 3.3.2 and 3.3.3 shall be construed as not relating to any Taxes. Seller represents and warrants to the Issuer and Buyer as follows and acknowledges that each of the Issuer and Buyer is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.3.4.1 Since March 12, 2004, each of the Company, the Company Subsidiaries, the Operated Project Partnerships and, to the Knowledge of Seller, the Non-Operated Project Partnerships, (i) has filed all Tax Returns that it was required to file, (ii) has paid all Taxes due (whether or not shown on such returns as owing), and (iii) has established adequate reserves for any Taxes accrued but not yet due and payable as of the Closing. Except for any Permitted Encumbrances, there are no Liens for Taxes on any of the assets of the Company, the Company Subsidiaries, the Operated Project Partnerships or, to the Knowledge of Seller, the Non-Operated Project Partnerships.

3.3.4.2 Except as set forth in Section 3.3.4.2 of the Disclosure Letter, to the Knowledge of Seller, none of the Company, the Company Subsidiaries, the Operated Project Partnerships or the Non-Operated Project Partnerships is currently the subject of any material audit, claim or assessment with respect to Taxes. None of the audits, claims or assessments set forth in Section 3.3.4.2 of the Disclosure Letter has had, or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

3.3.4.3 Except as set forth in Section 3.3.4.3 of the Disclosure Letter, none of the Company, the Company Subsidiaries, the Operated Project Partnerships or, to the Knowledge of Seller, the Non-Operated Project Partnerships, is a party to any Tax allocation or sharing agreement. Other than pursuant to such agreements or by operation of law with respect to any relationships disclosed in the immediately-following representation, none of the Company, the

Company Subsidiaries, the Operated Project Partnerships or, to the Knowledge of Seller, the Non-Operated Project Partnerships, has any liability for Taxes of any other Person as a transferee or successor, by contract or otherwise.

3.3.4.4 Except as set forth in Section 3.3.4.4 of the Disclosure Letter, none of the Company, the Company Subsidiaries, the Operated Project Partnerships or, to the Knowledge of Seller, the Non-Operated Project Partnerships has been a member of an Affiliated Group filing a consolidated federal Tax Return.

3.3.4.5 Each of the Company Subsidiaries and Project Partnerships that are treated as partnerships from a U.S. federal income tax perspective will have in effect an election under Section 754 of the Code for the taxable period that includes the Closing.

3.3.4.6 Since March 12, 2004, the Company, the Company Subsidiaries, the Operated Project Partnerships and, to the Knowledge of Seller, the Non-Operated Project Partnerships, have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

3.3.4.7 Each of the Company, each Company Subsidiary and each of the Project Partnerships is treated as a partnership or disregarded as an entity separate from its owner for U.S. federal and any applicable U.S. state and local income tax purposes.

3.3.4.8 To the Knowledge of Seller, the representations and warranties given in Section 3.13 of the Purchase and Sale Agreement (the "**Aquila Purchase Agreement**") by and among UtilCo Group Inc., MEP Holdings, Inc., MEP Investments, LLC and the Company dated as of November 12, 2003 by Sellers (as defined in the Aquila Purchase Agreement) were true and correct when given and as of March 12, 2004, and have not been found to be or claimed to be untrue or incorrect in any material respect.

3.4 No Finder's Fee

Each of the parties hereto represents and warrants to the other parties that it has not taken any action that would cause such other parties or the Company or any Company Subsidiaries or any Project Partnerships to become liable to any claim or demand for a brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated hereby, other than with respect to the underwriters' fees payable pursuant to the Underwriting Agreement and the agent's fees payable to BMO Nesbitt Burns Inc. in connection with the sale of the Separate Subordinated Notes.

3.5 Survival of Representations and Warranties

The representations and warranties of each party contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement will survive the Closing and continue in full force and effect for a period of 18 months, except that:

3.5.1 The representations and warranties set out in Sections 3.1.1, 3.1.2, 3.2.1, 3.2.2, 3.3.1.1, 3.3.1.2, 3.3.1.5, 3.3.2.1, item (iv) of Section 3.3.2.5 as it relates to shares or limited liability company or partnership interests held by the Company or the Company

Subsidiaries, item (ii) of Section 3.3.3.1 as it relates to shares or limited liability company or partnership interests held by the Company Subsidiaries and Section 3.3.3.2 will survive Closing and continue in full force and effect without limitation of time;

3.5.2 The representations and warranties in Section 3.3.4 shall survive until the expiry of the statutory assessment and limitation periods under applicable Tax legislation; and

3.5.3 The representation and warranty contained in Section 3.3.1.7 will survive the Closing and continue in full force and effect for a period of three years from the Date of Closing,

and no claim for breach of representation or warranty (other than those referenced in Section 3.5.1) will be valid unless the party against whom such claim is made has been given notice in writing before the expiry of such period.

ARTICLE 4
CLOSING

4.1 Location and Time of the Closing

The Closing will take place at the Closing Time on the Date of Closing at the offices of Goodmans LLP in Toronto, Ontario, Canada, or at such other place, on such other date and at such other time as may be agreed upon in writing by the parties hereto.

4.2 Conditions Precedent to Closing

The obligation of each of the parties to complete the transactions contemplated in this Agreement at Closing Time on the Date of Closing is subject to the satisfaction or waiver of, or compliance with, at or prior to the Closing Time, each of the following conditions:

4.2.1 **Truth of Representations and Warranties.** The representations and warranties of each of the parties, as the case may be, made in or pursuant to this Agreement will have been true and correct in all material respects as of the date of this Agreement and will be true and correct in all material respects as of the Closing Time (except in each case, for those representations and warranties that are subject to a materiality qualification, which will be true and correct in all respects, and except in respect of any representations and warranties that are to be true and correct as a specified date, in which case they will be true and correct as of that date only) with the same force and effect as if such representations and warranties had been made at and as of such time, and each party will have executed and delivered a certificate of a senior officer or, in the case of the Issuer and Buyer, a senior officer of the Manager on its behalf (in each case without personal liability) to that effect with respect to the representations and warranties of such party which are contained in this Agreement. Neither the receipt of such certificate nor the Closing will constitute a waiver by the party receiving such certificate of any of the representations and warranties of the party providing such certificate which are contained in this Agreement. Upon the delivery of such certificates, the representations and warranties of the parties in Article 3, as applicable, will be deemed to have been made on and as of the Date of Closing with the same force and effect as if made on and as of such date.

4.2.2 **Compliance with and Performance of Covenants.** Each party will have fulfilled or complied in all material respects with all covenants contained in this Agreement to be fulfilled or complied with by it at or prior to the Closing and each party will have

executed and delivered a certificate of a senior officer or, in the case of the Issuer and Buyer, a senior officer of the Manager on its behalf (in each case without personal liability) to that effect.

4.2.3 **Offering and Sale of Separate Subordinated Notes.** The Issuer will have completed the sale of IPSs pursuant to the Offering and the sale of the Separate Subordinated Notes on terms satisfactory to the Issuer, acting reasonably.

4.2.4 **Financing.** Buyer will have entered into the Credit Facility as contemplated by the Prospectus, on terms and conditions satisfactory to Buyer, acting reasonably, and the credit facilities to be provided for under the Credit Facility will be available to be drawn down by Buyer.

4.2.5 **Required Consents.** All of the Required Consents shall have been obtained.

4.2.6 **Hart-Scott-Rodino Act.** All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated.

4.2.7 **Section 203 Orders.** Orders under Section 203 of the FPA shall have been issued by the FERC in connection with this Agreement and the transactions contemplated hereby with respect to each of the applications listed in Section 3.3.1.3 of the Disclosure Letter.

4.2.8 **Indemnity Agreement.** The Indemnity Agreement shall have been executed and delivered by all parties thereto.

4.2.9 **ROFO Agreement.** Fund I and Buyer shall have entered into the ROFO Agreement and such agreement shall have terms satisfactory to the Issuer and Buyer, acting reasonably.

4.2.10 **Deliveries.** All documents relating to the due authorization and completion of the transactions contemplated hereby, all actions and all corporate and other proceedings taken at or prior to the Closing Time in connection with the performance by each party of its respective obligations under this Agreement, and all other documents and materials of any kind relating to this Agreement and carrying out the terms hereof, will have been completed and satisfied including the following:

4.2.10.1 Seller shall deliver (or cause to be delivered) to Buyer against delivery of the items listed in Section 4.2.10.2:

(i) an assignment of the Purchased Membership Interests;

(ii) certificates of Good Standing of Seller, the Company, the Company Subsidiaries and the Project Partnerships from the Secretary of State of Delaware and other applicable jurisdictions in which such entities are incorporated or organized;

(iii) the certificates referred to in Sections 4.2.1 and 4.2.2;

(iv) a certified copy of the resolutions of the directors (or similar governing body) of Seller approving the transactions contemplated hereby and an incumbency certificate regarding the individual(s) executing this Agreement and related documentation;

(v) all minute books, corporate records and ledgers of the Company and the Company Subsidiaries and all other books and records of the Company and the Company Subsidiaries;

(vi) resignations from the directors and officers (or persons holding like positions) of the Company, the Company Subsidiaries and the Project Partnerships specified by the Issuer and Buyer;

(vii) such corporate legal opinions of Seller's counsel respecting the transactions contemplated hereby in form and substance reasonably acceptable to the Issuer and Buyer and their counsel; and

(viii) such other instruments as the Issuer and Buyer or their counsel shall reasonably deem necessary to consummate the transactions contemplated hereby.

4.2.10.2 The Issuer and/or Buyer, as applicable, shall deliver (or cause to be delivered) to Seller against delivery of the items listed in Section 4.2.10.1:

(i) the Cash Purchase Price;

(ii) the 15,489,473 common membership interests and 15,489,473 Class B preferred membership interests in Buyer described in Section 2.3(ii);

(iii) a certificate of Status of the Issuer and a certificate of Good Standing of Buyer from the Ministry of Consumer and Business Services of Ontario and the Secretary of State of Delaware, respectively;

(iv) the certificates referred to in Sections 4.2.1 and 4.2.2;

(v) certified copies of the resolutions of the directors (or similar governing body) of the Issuer and Buyer approving the transactions contemplated hereby and an incumbency certificate regarding the individual(s) executing this Agreement and related documentation;

(vi) such corporate legal opinions of the Issuer's and Buyer's counsel respecting the transactions contemplated hereby in form and substance reasonably acceptable to Seller and its counsel; and

(vii) such other instruments as Seller or its counsel shall reasonably deem necessary to consummate the transactions contemplated hereby.

4.2.11 Execution of Other Agreements. The Ancillary Agreements will have been executed and delivered by all parties thereto and the other transactions contemplated by the Prospectus to be completed on or prior to the Date of Closing will have been completed to the satisfaction of the parties hereto, acting reasonably.

4.2.12 No Adverse Legislation. There will not be any statute, rule or regulation of any Governmental Entity which makes it illegal for any of the parties to consummate the transactions contemplated hereby or any order, decree or judgment of any Governmental Entity enjoining any party to this Agreement from consummating any of the transactions contemplated hereby.

4.2.13 No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Issuer, Buyer and Seller and any of their affiliates) in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of the Company and the Company Subsidiaries to conduct the Business or the Project Partnerships to conduct their businesses after Closing on substantially the same basis as heretofore operated or to seek Damages in connection with this Agreement.

4.3 Execution and Delivery of Closing Documentation

All proceedings taken and all documents executed and delivered by the parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceeding shall be deemed taken nor any document executed or delivered until all have been taken, executed and delivered.

ARTICLE 5
COVENANTS OF THE PARTIES

5.1 Covenant Regarding Representations, Warranties and Conditions

Except as expressly provided in this Agreement or except with the prior written consent of the other parties hereto, prior to the Closing Time, each of the parties will do or refrain from doing all acts and things in order to ensure that the respective representations and warranties of such party in Article 3 remain true and correct at the Closing Time as if such representations and warranties were made at and as of such time and to satisfy or cause to be satisfied the conditions in Article 4 which are within such party's control.

5.2 Conduct of Business Prior to Closing

During the Interim Period, Seller will cause the Company to conduct the Business only in the Ordinary Course, except as may be required in furtherance of the transactions contemplated herein and in the Prospectus.

5.3 Filings and Authorizations

Each of the parties hereto, as promptly as practicable either before or after the execution of this Agreement, will (i) make, or cause to be made, all such filings and submissions under all Laws applicable to it, including, without limitation, any required filings under the Hart-Scott-Rodino Act, as may be required for it to complete the transactions contemplated in this Agreement; and (ii) use its reasonable commercial efforts to take, or cause to be taken, all other actions necessary in order for it to fulfil its obligations under this Agreement. Each of the parties will co-ordinate and cooperate with one another in exchanging such information and supplying such assistance as may be reasonably requested by each in connection with the foregoing including, providing each other with all notices and information supplied or filed with any Governmental Entity and all notices and correspondence received from any Governmental Entity.

5.4 Cooperation

Each of the parties hereto will cooperate fully in good faith with each other and their respective legal advisors, accountants and other representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement. From time to time after the Closing, each of the parties hereto will, at the request of any other party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively complete the transactions contemplated herein and to carry out the intent of this Agreement.

ARTICLE 6
TERMINATION

6.1 Termination

This Agreement may, by notice in writing pursuant to Section 7.4 prior to the Closing Time, be terminated: (i) by mutual consent of all the parties; or (ii) by any party if the Closing has not been completed prior to December 9, 2004. Upon giving the requisite notice, each of the parties hereto will be released from all obligations hereunder. If a party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination or otherwise in the event of non-fulfillment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

ARTICLE 7
GENERAL MATTERS

7.1 Severability

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

7.2 Enurement

This Agreement will be binding upon and enure to the benefit of the parties to this Agreement and their respective successors and permitted assigns from time to time.

7.3 Assignment

This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties.

7.4 Notices

All notices and other communications required or permitted to be given under this Agreement will be in writing and will be deemed to have been given if delivered personally or by prepaid courier delivery or by confirmed telecopy to the parties at the following addresses (or at any other address for the party as is specified in like notice):

7.4.1 if to the Issuer:

c/o Atlantic Power Management, LLC
200 Clarendon Street, 55th Floor
Boston, Massachusetts
02117

Attention: Chief Executive Officer
Fax: (617) 531-6369

with a copy to:

Goodmans LLP

Suite 2400, 250 Yonge Street
Toronto, Ontario
M5B 2M6

Attention: Mr. Stephen Pincus
Fax: (416) 979-1234

7.4.2 if to Buyer:

c/o Atlantic Power Management, LLC
200 Clarendon Street, 55th Floor
Boston, Massachusetts
02117

Attention: Chief Executive Officer
Fax: (617) 531-6369

with a copy to:

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts
02109

Attention: Laura C. Hodges Taylor
Fax: (617) 523-1231

7.4.3 if to Seller:

c/o ArcLight Capital Partners, LLC
200 Clarendon Street, 55th Floor
Boston, Massachusetts
02117

Attention: John Tisdale
Fax: (617) 867-4698

with a copy to:

Freshfields Bruckhaus Deringer LLP
520 Madison Avenue, 34th Floor
New York, New York
10022

Attention: Orli Hacker
Fax: (212) 277-4001

Any notice given as aforesaid will be deemed to have been given at the time delivered or faxed (provided complete transmission is confirmed) if delivered or faxed to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise will be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the

addressee is located). Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

7.5 Non-Merger

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties will not merge on and will survive the Closing and, notwithstanding such Closing and any investigation made by or on behalf of any party, will continue in full force and effect. Subject to Section 3.5 and the terms of the Indemnity Agreement, Closing will not prejudice any right of one party against any other party in respect of anything done or omitted under this Agreement or in respect of any right to Damages or other remedies.

7.6 Governing Law; Consent to Jurisdiction

This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of laws provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York. Subject to the terms of the Indemnity Agreement, each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New York and of the United States of America located in the State of New York for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in such courts and agrees not to plead or claim that such litigation brought therein has been brought in an inconvenient forum.

7.7 Goodmans LLP and Goodwin Procter LLP Acting for More Than One Party

Each of the parties to this Agreement has been advised and acknowledges that each of Goodmans LLP and Goodwin Procter LLP is acting as counsel to and jointly representing the Issuer, Buyer and Seller (each a "**Client**" and, collectively, "**Clients**") and, in this role, information disclosed to Goodmans LLP and/or Goodwin Procter LLP by one Client will not be kept confidential and will be disclosed to all Clients and each of the parties consents to Goodmans LLP and Goodwin Procter LLP so acting. In addition, should a conflict arise between any Clients, Goodmans LLP and Goodwin Procter LLP may not be able to continue to act for any of such Clients.

7.8 Time of Essence

Time is of the essence of this Agreement.

7.9 Entire Agreement

This Agreement and the other agreements contemplated hereby constitute the entire agreement between the parties pertaining to the subject matter hereof. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement and such other agreements or as otherwise set out in writing and delivered at Closing. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any party hereto or its directors, managers, officers, employees or agents, to any other party hereto or its directors, managers, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement or such other agreements. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.

7.10 Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be executed either in original, faxed or electronic form and the parties adopt any signatures received by a receiving fax machine or other means of electronic communication as original signatures of the parties; provided, however, that any party providing its signature in such manner will promptly forward to the other parties an original of the signed copy of this Agreement which was so delivered.

7.11 Further Assurances

Each of the parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other parties hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

7.12 Public Announcements

All media contacts and public announcements by the parties hereto or their affiliates regarding the matters covered by this Agreement shall be mutually agreed upon by the parties hereto. Notwithstanding the foregoing, the parties hereto and their affiliates may make such public announcements, reports, filings and disclosures concerning this Agreement and the businesses of the Issuer as may be required by applicable Securities Laws or by the rules of or any agreement with the United States Securities and Exchange Commission, the New York Stock Exchange, Inc., the Nasdaq Stock Market, any Securities Commission or the Toronto Stock Exchange, provided that such disclosing party or affiliate shall use reasonable efforts to consult with the other parties regarding the nature and contents of the contemplated disclosure.

7.13 Cooperation with Respect to Government Filings and Reports

The Issuer, Buyer and Seller each agree to provide the other parties (without cost to such other parties) with access during reasonable business hours and for a reasonable business purpose and such cooperation and information, including, but not limited to, all records, books, contracts, instruments, computer data and other data, including all historical financial and Tax information, and personnel with relevant Knowledge of such information, as may be reasonably requested by the other in connection with the preparation or filing of any government report or other government filing, contemplated by this Agreement or required by applicable Law. Such cooperation and information shall include, without limitation, promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any government authority to the appropriate party. Each party shall make its employees and facilities available during normal business hours and on reasonable prior notice and shall provide explanation of any documents or information provided hereunder.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ATLANTIC POWER CORPORATION
By its manager, ATLANTIC POWER MANAGEMENT, LLC

Per: *"Barry Welch"*

Name: Barry Welch
Title: President and Chief Executive Officer

ATLANTIC POWER HOLDINGS, LLC
By its manager, ATLANTIC POWER MANAGEMENT, LLC

Per: *"Barry Welch"*

Name: Barry Welch
Title: President and Chief Executive Officer

TETON POWER HOLDINGS, LLC

Per: *"Daniel Revers"*

Name: Daniel Revers
Title: President

AtlanticPower Corporation

UMATILLA ACQUISITION AGREEMENT

November 10, 2004

Goodmans LLP

250 YONGE STREET
SUITE 2400
TORONTO, ONTARIO
M5B 2M6

TABLE OF CONTENTS

Page

ACQUISITION AGREEMENT

THIS AGREEMENT is made as of the 10th day of November, 2004.

B E T W E E N:

ATLANTIC POWER CORPORATION, a corporation existing under the laws of the Province of Ontario,

(the "**Issuer**")

- and -

ATLANTIC POWER HOLDINGS, LLC, a limited liability company existing under the laws of the State of Delaware,

("**Buyer**")

- and -

UMATILLA POWER HOLDINGS, LLC, a limited liability company existing under the laws of the State of Delaware.

("**Seller**")

RECITALS:

A. The Issuer intends to complete an offering (the "**Offering**") of income participating securities ("**IPSs**") to the public under the Prospectus (as defined herein) filed with the securities regulatory authorities in each of the provinces and territories of Canada.

B. The Issuer will use the net proceeds of the Offering (after deducting certain fees and expenses of the Offering payable by the Issuer), together with net proceeds of approximately Cdn$35,400,000 from the sale of the Separate Subordinated Notes (as defined herein), to subscribe for 32,000,000 common membership interests and 38,329,287 Class A preferred membership interests in Buyer.

C. Buyer will in turn use a portion of the proceeds from the subscription for membership interests by the Issuer (net of any costs and expenses incurred by Buyer), together with common membership interests and Class B preferred membership interests to be issued by it, as provided herein, to acquire all of the issued and outstanding membership interests in Umatilla Power Funding, LLC (the "**Company**") from Seller under and subject to the terms and conditions of this Agreement.

D. The Underwriting Agreement (as defined herein) provides that, as a condition to the completion of the Offering, the Issuer, Buyer and Seller enter into this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 **Definitions**

In this Agreement:

(a) "**Acquisition Agreements**" means the Epsilon Acquisition Agreement, the Teton Acquisition Agreement and this Agreement;

(b) "**affiliate**" has the meaning attributed thereto in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act;

(c) "**Affiliated Group**" means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local or foreign law;

(d) "**Agreement**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**", and similar expressions refer to this Acquisition Agreement and not to any particular article, section, subsection, clause, subdivision or other portion hereof, as it may be amended, modified or restated in accordance with the terms hereof, and include any and every instrument supplemental or ancillary hereto;

(e) "**Ancillary Agreements**" means the Indenture (including the guarantees and pledges contemplated thereby), the Credit Facility, the Underwriting Agreement, the Epsilon Acquisition Agreement, the Teton Acquisition Agreement, the Indemnity Agreement, the Operating Agreement and the Management Agreement;

(f) "**Business**" means the business of the Company consisting of the ownership of the beneficial interest in the Trust Estate;

(g) "**Business Day**" means any day other than a Saturday, Sunday and any day on which banking institutions in the State of New York and the Province of Ontario are authorized by law or other governmental action to close;

(h) "**Capital Lease**" means a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP;

(i) "**Capital Lease Obligation**" means, with respect to any Person and a Capital Lease, the amount of the obligation of such Person as the lessee under such Capital Lease which would, in accordance with GAAP, appear as a liability on a balance sheet of such Person;

(j) "**Cash Purchase Price**" has the meaning attributed to such term in Section 2.3(i);

(k) "**Closing**" means the completion of the transaction of purchase and sale contemplated in Article 2;

(l) "**Closing Time**" means 8:00 a.m. (Toronto time) on the Date of Closing or such other time on such date as may be agreed upon in writing by the parties;

(m) "**Code**" means the *Internal Revenue Code of 1986*, as amended;

(n) "**Credit Facility**" means the credit facility to be provided by an affiliate of BMO Nesbitt Burns Inc. to Buyer on closing of the Offering in the aggregate amount of $50 million;

(o) "**Damages**" means any damages, losses, expenses or claims suffered by, imposed upon or asserted against any Person under the Securities Laws, other Laws, at common law or otherwise, together with the expenses incurred in connection with same, such amount being correspondingly reduced by: (i) any insurance proceeds that are paid to the Person in respect of the same claim; and (ii) the present value of the net Tax benefit, if any, that is available to such party in the current or any future Tax period as a result of the payment of Damages;

(p) "**Date of Closing**" means the date on which the completion of the Offering occurs;

(q) "**Disclosure Letter**" means the letter dated the date of this Agreement from Seller to the applicable parties hereto in respect of the representations and warranties set forth in Section 3.3;

(r) "**Epsilon Acquisition Agreement**" means the agreement of even date herewith among the Issuer, Buyer and Epsilon Holdings respecting, among other things, the acquisition by Buyer of Epsilon Power Funding, LLC;

(s) "**Epsilon Holdings**" means Epsilon Power Holdings, LLC;

(t) "**Facility**" means the gas-fired cogeneration facility located in Umatilla, Florida described in the Trust Agreement and forming part of the Trust Estate;

(u) "**Fund I**" means ArcLight Energy Partners Fund I, L.P.;

(v) "**Governmental Entity**" means any: (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, regulatory or administrative authority, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above; or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable Person, asset, obligation or other matter;

(w) "**Hart-Scott-Rodino Act**" means the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended;

(x) "**Indebtedness**" means, with respect to any Person, without duplication:

(i) its liabilities for borrowed money;

(ii) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including, without limitation, all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(iii) its Capital Lease Obligations;

(iv) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities); and

(v) any guaranty of such Person with respect to liabilities of a type described in any of clauses (i) through (iv) hereof;

(y) "**Indemnity Agreement**" means the agreement to be entered into as of the date hereof among Seller, Epsilon Holdings, Teton Holdings, the Issuer and Buyer setting out various rights and obligations of such parties relating to indemnification in respect of the Acquisition Agreements;

(z) "**Indenture**" means the Subordinated Note Indenture between the Issuer and Computershare Trust Company of Canada to be entered into on closing of the Offering;

(aa) "**Interim Period**" means the period between the close of business on the date of this Agreement and the Closing;

(bb) "**Knowledge**" of any Person means the actual knowledge of the officers of that Person charged with responsibility for the particular function, after reasonable inquiry by them of those parties whom they believe, in good faith, to be the Persons responsible for the subject matter of the inquiry;

(cc) "**Laws**" means any and all laws, including all federal, state, provincial and local statutes, codes, ordinances, decrees, rules, regulations and municipal by-laws and all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings or awards or other requirements of any other Governmental Entity, binding on or affecting the Person referred to in the context in which the term was used;

(dd) "**Lien**" means any mortgage, pledge, lien, security interest, easement, encumbrance or other adverse claim;

(ee) "**Litigation**" means an action, suit, claim, proceeding or investigation, at law or in equity, before any Governmental Entity, by any Person;

(ff) "**Management Agreement**" means the management agreement to be entered into on or prior to closing of the Offering between Atlantic Power Management, LLC, the Issuer and Buyer, as it may be amended, supplemented and restated from time to time;

(gg) "**Manager**" means Atlantic Power Management, LLC;

(hh) "**Material Adverse Effect**" or "**Material Adverse Change**" means any effect or change that would be materially adverse to the Business, operations, assets or financial condition of the Company as currently owned and operated or as contemplated to be owned and operated following completion of the purchase of the Purchased Membership Interests by Buyer hereunder (as described in the Prospectus), or on the ability of Seller to consummate the transactions contemplated hereby;

(ii) "**Material Contracts**" has the meaning attributed to such term in Section 3.3.2.7;

(jj) "**Operating Agreement**" means the operating agreement in respect of Buyer to be entered into among the Issuer, Buyer, Seller, Epsilon Holdings and Teton Holdings on closing of the Offering;

(kk) "**Operative Documents**" has the meaning attributed to such term in the Participation Agreement;

(ll) "**Ordinary Course**" means, with respect to an action taken by a Person, that such action constitutes an ordinary course business activity of the Person consistent with the Person's past custom and practices (including with respect to quantity and frequency);

(mm) "**Owner Trustee**" means The Bank of New York, as successor-in-interest to NationsBank of Florida, National Association (formerly known as The Citizens and Southern National Bank of Florida);

(nn) "**Participation Agreement**" means the agreement, dated as of July 29, 1992, among Lake Cogen, Ltd., the Owner Trustee, the Company (formerly TIFD III-C LLC) and GE Structured Finance, Inc., as amended by Amendment No. 1, dated as of August 16, 1993, Amendment No. 2, dated as of June 13, 1994, Amendment No. 3, dated June 4, 1997, the Omnibus Waiver, Consent and Amendment Agreement, dated as of September 3, 2003, the Consent and Amendment Agreement dated as of January 21, 2004, the Consent and Amendment Agreement (Sale), dated as of March 11, 2004, the First Amendment to Consent and Amendment Agreement, dated as of May 25, 2004 and by the Consent and Amendment Agreement (New Lake Option) dated as of June 18, 2004;

(oo) "**Permitted Encumbrances**" means, as to any Person, (i) statutory Liens on the property of such Person for Taxes and other governmental charges not yet due or delinquent or, to the extent set forth in the Disclosure Letter, which are being contested in good faith, (ii) mechanics', carriers', workers', warehouse and other similar Liens on the property of such Person arising in the Ordinary Course relating to obligations as to which such Person is not in default and provided that such Liens, in the aggregate, would not be reasonably likely to materially and adversely affect such Person, (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Entities as to which such Person is not in default, (iv) imperfections in title, and similar charges, easements and restrictions which, in the aggregate, would not be reasonably likely to materially impair the use of the property of such Person in the operation of such Person's business, and (v) Liens disclosed in, created by or arising by reason of this Agreement, the Ancillary Agreements, the transactions contemplated hereby and thereby, or the Material Contracts;

(pp) "**Person**" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or any other business entity or a Governmental Entity (or any department, agency or political subdivision thereof);

(qq) "**Prospectus**" means the final prospectus of the Issuer dated the date hereof and filed with the securities commissions or other regulatory authorities in the Qualifying Jurisdictions in connection with the Offering;

(rr) "**Purchase Price**" has the meaning attributed to such term in Section 2.2;

(ss) "**Purchased Membership Interests**" means all of the issued and outstanding limited liability company membership interests in the Company;

(tt) "**Qualifying Jurisdictions**" means, collectively, each of the provinces and territories of Canada;

(uu) "**Required Consents**" means the consents listed in Section 3.3.1.3 of the Disclosure Letter;

(vv) "**ROFO Agreement**" means the agreement to be entered into between Buyer and Fund I providing for certain rights of first offer for Buyer, as contemplated in the Prospectus;

(ww) "**Securities Commission**" means the applicable securities commission or other regulatory authority in each of the Qualifying Jurisdictions;

(xx) "**Securities Exchange Act**" means the *Securities Exchange Act of 1934*, as amended;

(yy) "**Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws, together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by the Underwriting Agreement and the securities legislation and policies of each other applicable jurisdiction (including the United States);

(zz) "**Separate Subordinated Notes**" means the Cdn$36,501,000 principal amount of 11% subordinated notes of the Issuer issued in accordance with the Indenture and to be sold separately at the time of closing of the Offering;

(aaa) "**Tax**" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registrations, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not;

(bbb) "**Teton Acquisition Agreement**" means the agreement of even date herewith among the Issuer, Buyer and Teton Holdings respecting, among other things, the acquisition by Buyer of Teton Power Funding, LLC;

(ccc) "**Teton Holdings**" means Teton Power Holdings, LLC;

(ddd) "**Trust Agreement**" means the agreement dated as of July 29, 1992 (as amended and as it may be further amended, modified or supplemented from time to time) between the Company (formerly TIFD III-C LLC) and the Owner Trustee, as trustee;

(eee) "**Trust Estate**" has the meaning attributed to such term in the Trust Agreement and includes the Facility;

(fff) "**Underwriters**" means the underwriters of the Offering; and

(ggg) "**Underwriting Agreement**" means the underwriting agreement entered into by and among the Issuer, Buyer, Seller, Epsilon Holdings, Teton Holdings and the Underwriters in connection with the Offering.

Capitalized terms used but not defined in this Agreement have the meanings given to them in the Prospectus.

1.2 Headings

The division of this Agreement into articles and sections and the insertion of headings are for the convenience of reference only and will not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to "**Articles**" or "**Sections**" are to articles or sections of this Agreement.

1.3 Gender and Number

In this Agreement, words importing the singular number only will include the plural and vice versa, words importing the masculine gender will include the feminine and neuter genders and vice versa and words importing persons will include individuals, partnerships, associations, trusts, unincorporated organizations, limited liability companies and corporations.

1.4 Currency

Except where otherwise expressly provided, all payments contemplated herein will be paid in U.S. funds, and all references herein to dollar amounts are references to dollars in the lawful currency of the United States of America.

1.5 Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6 Accounting Principles

Unless otherwise indicated, all references to GAAP in this Agreement are to United States generally accepted accounting principles. Such references will be deemed to be to the requirements at the relevant time of the Financial Accounting Standards Board, or any successor accounting body, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise agreed to in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.7 Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.8 Construction

The words "**including**" and "**includes**" where used in this Agreement will be deemed to mean "**including, without limitation**" and "**includes, without limitation**", respectively.

ARTICLE 2
PURCHASE AND SALE OF THE PURCHASED MEMBERSHIP INTERESTS

2.1 Purchase and Sale

Subject to the terms and conditions of this Agreement, at the Closing Time, Seller shall sell to Buyer, and Buyer shall purchase from Seller, the Purchased Membership Interests.

2.2 Purchase Price

The consideration to be paid by Buyer for the Purchased Membership Interests shall be $122,412,374 (the "**Purchase Price**"). The Purchase Price is subject to adjustment by the board of directors of the Issuer based on the actual fees and expenses incurred in connection with the Offering and related transactions. The Purchase Price set forth herein assumes total expenses of $1,476,163 and Cdn$4,414,318.

2.3 Satisfaction of Purchase Price

The Purchase Price shall be paid and satisfied at the Closing Time by, or on behalf of, Buyer as follows:

(i) by wire transfer of immediately available funds in an amount equal to $32,770,173 (the "**Cash Purchase Price**") as directed by Seller; and

(ii) by the issuance of 10,826,985 common membership interests and 10,826,985 Class B preferred membership interests in Buyer to Seller or as may otherwise be directed by Seller in writing.

2.4 Tax Treatment; Allocation

To the extent made for the consideration described in Section 2.3(ii), the transfer of the Purchased Membership Interests shall be treated for U.S. federal income tax purposes as a tax-deferred contribution described in Section 721(a) of the Code. Within a reasonable period of time after the Closing, Seller shall prepare an allocation of the Cash Purchase Price (including for these purposes any direct or indirect assumption or repayment of Indebtedness by Buyer that is treated as consideration realized by Seller for U.S. federal income tax purposes) among the assets of the Company. Such allocation shall be prepared by Seller in a manner that is consistent with any applicable provisions of the Code and U.S. Treasury Regulations. Provided that the allocation is prepared in accordance with this Section 2.4 and absent manifest error, it shall be binding upon the parties hereto and shall be used by them for all relevant Tax purposes, and no party shall take any position inconsistent with such allocation for any Tax purpose.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Issuer

The Issuer represents and warrants to Seller as follows and acknowledges that Seller is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.1.1 Incorporation and Status. The Issuer is a corporation duly incorporated and existing under the laws of the Province of Ontario. The Issuer is duly qualified to carry on its

business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except to the extent that any failure to be so qualified, either individually or in the aggregate, would not have a Material Adverse Effect.

3.1.2 **Corporate Power and Due Authorization.** The Issuer has the power and capacity to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to carry out the transactions contemplated in the Prospectus. Each of this Agreement and the Ancillary Agreements to which it is a party has been, or will at the Closing Time be, duly authorized, executed and delivered by the Issuer and is, or will at the Closing Time be, a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar laws and the availability of equitable remedies.

3.1.3 **No Approvals.** No consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity or third party is required in connection with the execution and delivery by the Issuer of this Agreement and the Ancillary Agreements to which it is a party, or the performance by the Issuer of its obligations hereunder and thereunder and the consummation by the Issuer of the transactions contemplated herein and therein except such as have been made or obtained or those that are not required to be made or obtained until after the Closing.

3.1.4 **No Contravention.** The execution and delivery by the Issuer of this Agreement and the Ancillary Agreements to which it is a party, the performance by the Issuer of its obligations hereunder and thereunder and compliance by the Issuer with the other provisions hereof and thereof does not and will not contravene, breach or result in any default under its organizational documents or under any mortgage, indenture, lease, agreement, other legally binding instrument, licence, permit, statute, regulation, order, judgment, decree or Law to which the Issuer is a party or by which it is bound.

3.1.5 **Residence of the Issuer.** The Issuer is not a non-resident of Canada within the meaning of the *Income Tax Act* (Canada), as amended.

3.2 **Representations and Warranties of Buyer**

Buyer represents and warrants to Seller as follows and acknowledges that Seller is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.2.1 **Organization and Status.** Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except to the extent that any failure to be so qualified, either individually or in the aggregate, would not have a Material Adverse Effect.

3.2.2 **Power of Buyer and Due Authorization.** Buyer has the power and authority to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to carry out the transactions contemplated in the Prospectus. Each of this Agreement and the Ancillary Agreements to which it is a party has been, or will at the Closing Time be, duly authorized, executed and delivered by Buyer and is, or will at the Closing Time be, a legal, valid and binding obligation of Buyer, enforceable against

Buyer in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar laws and the availability of equitable remedies.

3.2.3 No Approvals. No consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity or third party is required in connection with the execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which it is a party, or the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated herein and therein except such as have been made or obtained or those that are not required to be made or obtained until after the Closing.

3.2.4 No Contravention. Neither the execution and the delivery of this Agreement and the Ancillary Agreements to which Buyer is a party, nor the consummation by Buyer of the transactions contemplated hereby and thereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Entity to which Buyer is subject, or any provision of its organizational documents, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject, or (iii) result in the imposition or creation of any Lien upon or with respect to the membership interests in the Company (other than rights of Buyer in connection with Buyer's purchase of the Purchased Membership Interests, under the Credit Facility and under the Indenture and related guarantees).

3.3 Representations and Warranties of Seller

Seller represents and warrants to the Issuer and Buyer that the statements contained in this Section 3.3 are correct and complete as of the date of this Agreement, except as set forth in the Disclosure Letter. Items disclosed in one particular section of the Disclosure Letter shall be deemed to be constructively disclosed or listed in other sections of the Disclosure Letter to the extent that it is reasonably apparent that the disclosure relates to such other sections. The fact that any item of information is contained in the Disclosure Letter shall not be construed as an admission of liability under any applicable Law, or to mean that such information is material. Such information shall not be used as a basis for interpreting the term "material", "materially" or "Material Adverse Effect", or any similar qualification in this Agreement.

3.3.1 Representations and Warranties of Seller with respect to Seller. Seller represents and warrants to the Issuer and Buyer as follows and acknowledges that each of the Issuer and Buyer is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.3.1.1 Organization and Status. Seller is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Seller has full limited liability company power and authority to carry on its business as presently conducted.

3.3.1.2 Power of Seller and Due Authorization. Seller has full power and authority (including full limited liability company power and authority) to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which Seller is a party and to carry out the transactions contemplated in the Prospectus. Each of this Agreement and the Ancillary Agreements to which it is a party has been, or will at the Closing Time be,

duly authorized, executed and delivered by Seller and is, or will at the Closing Time be, a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar laws and the availability of equitable remedies.

3.3.1.3 **No Approvals**. Except as set forth in Section 3.3.1.3 of the Disclosure Letter, no consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity or third party is required in connection with the execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it is a party, or the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated herein and therein. All of the consents, approvals, authorizations, orders, filings, registrations and recordings set out in Section 3.3.1.3 of the Disclosure Letter required to be made or obtained prior to the Closing Time have been, or will at the Closing Time have been, made or obtained.

3.3.1.4 **No Contravention**. Neither the execution and the delivery of this Agreement and the Ancillary Agreements to which Seller is a party, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Entity to which Seller is subject, or any provision of its organizational documents, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Seller is a party or by which it is bound or to which any of its assets is subject except, in the case of requiring a notice, where failure to provide such notice would not have a Material Adverse Effect, or (iii) result in the imposition or creation of any Lien upon or with respect to the membership interests in the Company (other than Liens created by or arising by reason of this Agreement or the transactions contemplated hereby).

3.3.1.5 **Title to Company Membership Interests**. Seller holds of record and owns beneficially all of the issued and outstanding membership interests in the Company free and clear of any restrictions on transfer (other than restrictions under the Securities Exchange Act and state securities laws), Liens, options, warrants, purchase rights, contracts, commitments, equities, claims and demands (other than Buyer's rights hereunder). Seller is not a party to any option, warrant, purchase right or other contract or commitment that could require Seller to sell, transfer or otherwise dispose of any membership interests of the Company (other than this Agreement). Seller is not a party to any stockholder agreement, member agreement, operating agreement, voting trust, proxy or other agreement or understanding with respect to the membership interests of the Company.

3.3.1.6 **Bankruptcy; Insolvency**. Seller is not insolvent and has not taken any action with respect to, nor, to Seller's Knowledge, has any other action been taken or any action commenced for, its winding-up, bankruptcy, insolvency, dissolution, administration or reorganization or for the appointment of a

receiver, administrator, trustee or similar officer of it or the membership interests in the Company or any other asset, in any jurisdiction.

3.3.1.7 **Prospectus Disclosure.** To the Knowledge of Seller, the Prospectus does not contain a misrepresentation (as that term is defined in Section 1(1) of the *Securities Act* (Ontario), as amended).

3.3.2 **Representations and Warranties of Seller with Respect to the Company, the Owner Trustee and the Trust Estate.** Seller represents and warrants to the Issuer and Buyer as follows and acknowledges that each of the Issuer and Buyer is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.3.2.1 **Organization and Status.** The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has full limited liability company power and authority to own, lease and operate its properties and to carry on the Business as presently conducted. Seller has made available to the Issuer and Buyer complete and correct copies of the organizational documents of the Company. The Company is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not, individually or in the aggregate, have a Material Adverse Effect.

3.3.2.2 **Capitalization of Company.** As of the date of this Agreement, Seller is the sole member of the Company. There are no outstanding profit participation or similar rights with respect to the Company. There are no options, warrants or other securities exchangeable or exercisable for, or convertible into, membership interests of the Company, and no Person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition of any membership interests of the Company.

3.3.2.3 **No Contravention.** Neither the execution and the delivery of this Agreement and the Ancillary Agreements to which Seller and/or the Company is a party, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Entity to which the Company or, to Seller's Knowledge, the Owner Trustee or the Trust Estate, is subject, or any provision of the organizational documents of the Company, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which the Company or, to Seller's Knowledge, the Owner Trustee, is a party or by which it is bound or to which any of its assets or the Trust Estate is subject except where the conflict, breach, default, acceleration, termination, modification, cancellation or notice would not, individually or in the aggregate, have a Material Adverse Effect, or (iii) result in the imposition of any Lien upon or with respect to any property of the Company or, to Seller's Knowledge, the Trust Estate, (other than Liens created by or arising by reason of this Agreement or the transactions contemplated hereby).

3.3.2.4 **Company Subsidiaries.** The Company does not have any subsidiaries and does not own any shares of capital stock, limited liability company or partnership interests or other equity interests in any other Person.

3.3.2.5 **Events Subsequent to June 30, 2004.** Except as disclosed in the Prospectus, since June 30, 2004, (i) other than in connection with the transactions contemplated by this Agreement or as disclosed in the Prospectus, the Company has conducted the Business in the Ordinary Course, and (ii) there has been no Material Adverse Change.

3.3.2.6 **Legal Compliance.** Each of the Company and, to Seller's Knowledge, the Owner Trustee, has complied with all Laws except where non-compliance would not, individually or in the aggregate, result in a Material Adverse Effect. This Section 3.3.2.6 does not relate to Tax matters related to the Company, which are instead the subject of Section 3.3.3 or to employee benefits matters related to the Company, which are instead the subject of Section 3.3.2.9.

3.3.2.7 **Business of the Company.** The Company has not engaged in any business or activity other than ownership of the beneficial interest in the Trust Estate, and has not incurred any liability or obligation, contingent or otherwise, except for liabilities (i) based solely on obligations with respect to ownership of the beneficial interest in the Trust Estate, and (ii) arising under or in connection with the contracts, guaranties, letters of credit, agreements and arrangements set forth in Section 3.3.2.7 of the Disclosure Letter (collectively, the "**Material Contracts**"). Seller has made available to the Issuer and Buyer a correct and complete copy of (i) each Material Contract (including any amendments thereto), and (ii) all written waivers and written notices of material breaches of or material defaults under any Material Contract and none of such breaches or defaults would, individually or in the aggregate, have a Material Adverse Effect. To Seller's Knowledge, there are no contracts, guaranties, letters of credit, agreements or arrangements to which the Company or the Owner Trustee is a party other than the Material Contracts.

3.3.2.8 **Litigation.** There is no Litigation pending or, to Seller's Knowledge, threatened against, the Company which would be reasonably expected to, individually or in the aggregate, cause a Material Adverse Effect. To Seller's Knowledge, there is no Litigation pending or threatened against the Owner Trustee or the Trust Estate which would be reasonably expected to, individually or in the aggregate, cause a Material Adverse Effect or a material adverse effect on the Company, the Owner Trustee or the Trust Estate.

3.3.2.9 **Labor Matters and Employee Benefits.** The Company has no employees.

3.3.2.10 **Related Party Transactions.** Except as contemplated or disclosed in the Prospectus, neither Seller nor any affiliate of Seller (other than the Company) is or has been involved in any material business arrangement or relationship with the Company within the last 12 months or which will come into effect or continue following Closing, and neither Seller nor any affiliate of Seller (other than the Company) owns any material asset, tangible or intangible, which is used in the business of the Company.

3.3.2.11 **Approvals**. The Company holds, or will hold at the Closing Time, all permits, licences, consents, authorizations and approvals which are required from any Governmental Entity or any other Person required or necessary to conduct the Business in all material respects as currently conducted or as the Prospectus discloses it will be conducted except to the extent that the failure to hold or obtain, individually or in the aggregate, would not have a Material Adverse Effect.

3.3.2.12 **Force Majeure**. Except as disclosed in the Prospectus, no material event of force majeure (as defined in the applicable Material Contract) has occurred and is continuing under any Material Contract to which the Company or, to the Knowledge of Seller, the Owner Trustee, is a party.

3.3.2.13 **Business of Owner Trustee**. Except as required or permitted by the terms of the Trust Agreement, the Participation Agreement and the other Operative Documents and, to Seller's Knowledge, the Owner Trustee has not (i) managed, controlled, used, leveraged, sold, disposed of, or created, or taken any action that could result in, a Lien on or otherwise dealt with the Facility or any other part of the Trust Estate, (ii) incurred any liability or obligation, contingent or otherwise, or (iii) incurred any liability, contingent or otherwise, in respect of any Indebtedness.

3.3.2.14 **Ownership**. The Company is the beneficial owner of the Trust Estate and, to Seller's Knowledge, the Owner Trustee owns and has good and valid title to the Trust Estate, free and clear of any Liens, options, warrants, purchase rights, contracts, commitments, claims and demands.

3.3.2.15 **The Trust Agreement**. No event has occurred and no written notice has been given or received by Seller, the Company or, to the Knowledge of Seller, the Owner Trustee, which would result in the termination of the Trust Agreement, the Participation Agreement and the other Operative Documents, nor will the Trust Agreement, the Participation Agreement and the other Operative Documents terminate nor will there be any default under the Trust Agreement, the Participation Agreement and the other Operative Documents solely as a result of the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

3.3.2.16 **Disclaimer of Other Representations and Warranties**. Except as expressly set forth in this Article 3, SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE ISSUER OR BUYER IN RESPECT OF THE COMPANY, THE OWNER TRUSTEE, THE TRUST ESTATE OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. Each of the Issuer and Buyer hereby acknowledges and agrees that, except to the extent specifically set forth in this Article 3, Buyer is purchasing the Purchased Membership Interests on an "as is, where is" basis.

3.3.3 **Representations Regarding Tax Matters related to the Company**. The following representations shall constitute the sole representations of Seller with respect to Taxes.

All of the other representations contained in Section 3.3.2 shall be construed as not relating to any Taxes. Seller represents and warrants to the Issuer and Buyer as follows and acknowledges that each of the Issuer and Buyer is relying upon the following representations and warranties in completing the transactions contemplated hereby:

3.3.3.1 To the Knowledge of Seller, the Company (i) has filed all Tax Returns (other than income Tax Returns) that it was required to file, (ii) has paid all Taxes (other than income Taxes) due (whether or not shown on such returns as owing), and (iii) has established adequate reserves for any Taxes (other than income Taxes) accrued but not yet due and payable as of the Closing except where the failure to so file, pay or establish would not, individually or in the aggregate, have a Material Adverse Effect. To the Knowledge of Seller, except for any Permitted Encumbrances, there are no material Liens for Taxes on any of the assets of the Company.

3.3.3.2 The Company is treated as a partnership or disregarded as an entity separate from its owner for U.S. federal and any applicable U.S. state and local income tax purposes.

3.4 No Finder's Fee

Each of the parties hereto represents and warrants to the other parties that it has not taken any action that would cause such other parties or the Company to become liable to any claim or demand for a brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated hereby, other than with respect to the underwriters' fees payable pursuant to the Underwriting Agreement and the agent's fees payable to BMO Nesbitt Burns Inc. in connection with the sale of the Separate Subordinated Notes.

3.5 Survival of Representations and Warranties

The representations and warranties of each party contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement will survive the Closing and continue in full force and effect for a period of 18 months, except that:

3.5.1 The representations and warranties set out in Sections 3.1.1, 3.1.2, 3.2.1, 3.2.2, 3.3.1.1, 3.3.1.2, 3.3.1.5, 3.3.2.1 and 3.3.2.14 will survive Closing and continue in full force and effect without limitation of time;

3.5.2 The representations and warranties in Section 3.3.3 shall survive until the expiry of the statutory assessment and limitation periods under applicable Tax legislation; and

3.5.3 The representation and warranty contained in Section 3.3.1.7 will survive the Closing and continue in full force and effect for a period of three years from the Date of Closing,

and no claim for breach of representation or warranty (other than those referenced in Section 3.5.1) will be valid unless the party against whom such claim is made has been given notice in writing before the expiry of such period.

ARTICLE 4
CLOSING

4.1 Location and Time of the Closing

The Closing will take place at the Closing Time on the Date of Closing at the offices of Goodmans LLP in Toronto, Ontario, Canada, or at such other place, on such other date and at such other time as may be agreed upon in writing by the parties hereto.

4.2 Conditions Precedent to Closing

The obligation of each of the parties to complete the transactions contemplated in this Agreement at Closing Time on the Date of Closing is subject to the satisfaction or waiver of, or compliance with, at or prior to the Closing Time, each of the following conditions:

4.2.1 **Truth of Representations and Warranties.** The representations and warranties of each of the parties, as the case may be, made in or pursuant to this Agreement will have been true and correct in all material respects as of the date of this Agreement and will be true and correct in all material respects as of the Closing Time (except in each case, for those representations and warranties that are subject to a materiality qualification, which will be true and correct in all respects, and except in respect of any representations and warranties that are to be true and correct as a specified date, in which case they will be true and correct as of that date only) with the same force and effect as if such representations and warranties had been made at and as of such time, and each party will have executed and delivered a certificate of a senior officer or, in the case of the Issuer and Buyer, a senior officer of the Manager on its behalf (in each case without personal liability) to that effect with respect to the representations and warranties of such party which are contained in this Agreement. Neither the receipt of such certificate nor the Closing will constitute a waiver by the party receiving such certificate of any of the representations and warranties of the party providing such certificate which are contained in this Agreement. Upon the delivery of such certificates, the representations and warranties of the parties in Article 3, as applicable, will be deemed to have been made on and as of the Date of Closing with the same force and effect as if made on and as of such date.

4.2.2 **Compliance with and Performance of Covenants.** Each party will have fulfilled or complied in all material respects with all covenants contained in this Agreement to be fulfilled or complied with by it at or prior to the Closing and each party will have executed and delivered a certificate of a senior officer or, in the case of the Issuer and Buyer, a senior officer of the Manager on its behalf (in each case without personal liability) to that effect.

4.2.3 **Offering and Sale of Separate Subordinated Notes.** The Issuer will have completed the sale of IPSs pursuant to the Offering and the sale of the Separate Subordinated Notes on terms satisfactory to the Issuer, acting reasonably.

4.2.4 **Financing.** Buyer will have entered into the Credit Facility as contemplated by the Prospectus, on terms and conditions satisfactory to Buyer, acting reasonably, and the credit facilities to be provided for under the Credit Facility will be available to be drawn down by Buyer.

4.2.5 **Required Consents.** All of the Required Consents shall have been obtained.

4.2.6 **Hart-Scott-Rodino Act.** All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated.

4.2.7 **Indemnity Agreement.** The Indemnity Agreement shall have been executed and delivered by all parties thereto.

4.2.8 **ROFO Agreement.** Fund I and Buyer shall have entered into the ROFO Agreement and such agreement shall have terms satisfactory to the Issuer and Buyer, acting reasonably.

4.2.9 **Deliveries.** All documents relating to the due authorization and completion of the transactions contemplated hereby, all actions and all corporate and other proceedings taken at or prior to the Closing Time in connection with the performance by each party of its respective obligations under this Agreement, and all other documents and materials of any kind relating to this Agreement and carrying out the terms hereof, will have been completed and satisfied including the following:

4.2.9.1 Seller shall deliver (or cause to be delivered) to Buyer against delivery of the items listed in Section 4.2.9.2:

(i) an assignment of the Purchased Membership Interests;

(ii) certificates of Good Standing of Seller and the Company from the Secretary of State of Delaware;

(iii) the certificates referred to in Sections 4.2.1 and 4.2.2;

(iv) a certified copy of the resolutions of the directors (or similar governing body) of Seller approving the transactions contemplated hereby and an incumbency certificate regarding the individual(s) executing this Agreement and related documentation;

(v) all minute books, corporate records and ledgers of the Company and all other books and records of the Company;

(vi) resignations from the directors and officers (or persons holding like positions) of the Company specified by the Issuer and Buyer;

(vii) such corporate legal opinions of Seller's counsel respecting the transactions contemplated hereby in form and substance reasonably acceptable to the Issuer and Buyer and their counsel; and

(viii) such other instruments as the Issuer and Buyer or their counsel shall reasonably deem necessary to consummate the transactions contemplated hereby.

4.2.9.2 The Issuer and/or Buyer, as applicable, shall deliver (or cause to be delivered) to Seller against delivery of the items listed in Section 4.2.9.1:

(i) the Cash Purchase Price;

(ii) the 10,826,985 common membership interests and 10,826,985 Class B preferred membership interests in Buyer described in Section 2.3(ii);

(iii) a certificate of Status of the Issuer and a certificate of Good Standing of Buyer from the Ministry of Consumer and Business Services of Ontario and the Secretary of State of Delaware, respectively;

(iv) the certificates referred to in Sections 4.2.1 and 4.2.2;

(v) certified copies of the resolutions of the directors (or similar governing body) of the Issuer and Buyer approving the transactions contemplated hereby and an incumbency certificate regarding the individual(s) executing this Agreement and related documentation;

(vi) such corporate legal opinions of the Issuer's and Buyer's counsel respecting the transactions contemplated hereby in form and substance reasonably acceptable to Seller and its counsel; and

(vii) such other instruments as Seller or its counsel shall reasonably deem necessary to consummate the transactions contemplated hereby.

4.2.10 Execution of Other Agreements. The Ancillary Agreements will have been executed and delivered by all parties thereto and the other transactions contemplated by the Prospectus to be completed on or prior to the Date of Closing will have been completed to the satisfaction of the parties hereto, acting reasonably.

4.2.11 No Adverse Legislation. There will not be any statute, rule or regulation of any Governmental Entity which makes it illegal for any of the parties to consummate the transactions contemplated hereby or any order, decree or judgment of any Governmental Entity enjoining any party to this Agreement from consummating any of the transactions contemplated hereby.

4.2.12 No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Issuer, Buyer and Seller and any of their affiliates) in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of the Company to conduct the Business after Closing on substantially the same basis as heretofore operated or to seek Damages in connection with this Agreement.

4.3 Execution and Delivery of Closing Documentation

All proceedings taken and all documents executed and delivered by the parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceeding shall be deemed taken nor any document executed or delivered until all have been taken, executed and delivered.

ARTICLE 5
COVENANTS OF THE PARTIES

5.1 Covenant Regarding Representations, Warranties and Conditions

Except as expressly provided in this Agreement or except with the prior written consent of the other parties hereto, prior to the Closing Time, each of the parties will do or refrain from doing all acts and things in order to ensure that the respective representations and warranties of such party in Article 3 remain true and correct at the Closing Time as if such representations and warranties were made at and as of such time and to satisfy or cause to be satisfied the conditions in Article 4 which are within such party's control.

5.2 Conduct of Business Prior to Closing

During the Interim Period, Seller will cause the Company to conduct the Business only in the Ordinary Course, except as may be required in furtherance of the transactions contemplated herein and in the Prospectus.

5.3 Filings and Authorizations

Each of the parties hereto, as promptly as practicable either before or after the execution of this Agreement, will (i) make, or cause to be made, all such filings and submissions under all Laws applicable to it, including, without limitation, any required filings under the Hart-Scott-Rodino Act, as may be required for it to complete the transactions contemplated in this Agreement; and (ii) use its reasonable commercial efforts to take, or cause to be taken, all other actions necessary in order for it to fulfil its obligations under this Agreement. Each of the parties will co-ordinate and cooperate with one another in exchanging such information and supplying such assistance as may be reasonably requested by each in connection with the foregoing including, providing each other with all notices and information supplied or filed with any Governmental Entity and all notices and correspondence received from any Governmental Entity.

5.4 Cooperation

Each of the parties hereto will cooperate fully in good faith with each other and their respective legal advisors, accountants and other representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement. From time to time after the Closing, each of the parties hereto will, at the request of any other party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively complete the transactions contemplated herein and to carry out the intent of this Agreement.

ARTICLE 6
TERMINATION

6.1 Termination

This Agreement may, by notice in writing pursuant to Section 7.4 prior to the Closing Time, be terminated: (i) by mutual consent of all the parties; or (ii) by any party if the Closing has not been completed prior to December 9, 2004. Upon giving the requisite notice, each of the parties hereto will be released from all obligations hereunder. If a party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination or otherwise in the event of non-fulfillment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

ARTICLE 7
GENERAL MATTERS

7.1 Severability

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

7.2 Enurement

This Agreement will be binding upon and enure to the benefit of the parties to this Agreement and their respective successors and permitted assigns from time to time.

7.3 Assignment

This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties.

7.4 Notices

All notices and other communications required or permitted to be given under this Agreement will be in writing and will be deemed to have been given if delivered personally or by prepaid courier delivery or by confirmed telecopy to the parties at the following addresses (or at any other address for the party as is specified in like notice):

7.4.1 if to the Issuer:

c/o Atlantic Power Management, LLC
200 Clarendon Street, 55th Floor
Boston, Massachusetts
02117

Attention:	Chief Executive Officer
Fax:	(617) 531-6369

with a copy to:

Goodmans LLP
Suite 2400, 250 Yonge Street
Toronto, Ontario
M5B 2M6

Attention:	Mr. Stephen Pincus
Fax:	(416) 979-1234

7.4.2 if to Buyer:

c/o Atlantic Power Management, LLC
200 Clarendon Street, 55th Floor
Boston, Massachusetts
02117

Attention:	Chief Executive Officer
Fax:	(617) 531-6369

with a copy to:

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts
02109

Attention:	Laura C. Hodges Taylor
Fax:	(617) 523-1231

7.4.3 if to Seller:

c/o ArcLight Capital Partners, LLC
200 Clarendon Street, 55th Floor
Boston, Massachusetts
02117

Attention:	John Tisdale
Fax:	(617) 867-4698

with a copy to:

Freshfields Bruckhaus Deringer LLP
520 Madison Avenue, 34th Floor
New York, New York
10022

Attention: Orli Hacker
Fax: (212) 277-4001

Any notice given as aforesaid will be deemed to have been given at the time delivered or faxed (provided complete transmission is confirmed) if delivered or faxed to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise will be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located). Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

7.5 Non-Merger

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties will not merge on and will survive the Closing and, notwithstanding such Closing and any investigation made by or on behalf of any party, will continue in full force and effect. Subject to Section 3.5 and the terms of the Indemnity Agreement, Closing will not prejudice any right of one party against any other party in respect of anything done or omitted under this Agreement or in respect of any right to Damages or other remedies.

7.6 Governing Law; Consent to Jurisdiction

This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of laws provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York. Subject to the terms of the Indemnity Agreement, each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New York and of the United States of America located in the State of New York for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in such courts and agrees not to plead or claim that such litigation brought therein has been brought in an inconvenient forum.

7.7 Goodmans LLP and Goodwin Procter LLP Acting for More Than One Party

Each of the parties to this Agreement has been advised and acknowledges that each of Goodmans LLP and Goodwin Procter LLP is acting as counsel to and jointly representing the Issuer, Buyer and Seller (each a "**Client**" and, collectively, "**Clients**") and, in this role, information disclosed to Goodmans LLP and/or Goodwin Procter LLP by one Client will not be kept confidential and will be disclosed to all Clients and each of the parties consents to Goodmans LLP and Goodwin Procter LLP so acting. In addition, should a conflict arise between any Clients, Goodmans LLP and Goodwin Procter LLP may not be able to continue to act for any of such Clients.

7.8 **Time of Essence**

Time is of the essence of this Agreement.

7.9 **Entire Agreement**

This Agreement and the other agreements contemplated hereby constitute the entire agreement between the parties pertaining to the subject matter hereof. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement and such other agreements or as otherwise set out in writing and delivered at Closing. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any party hereto or its directors, managers, officers, employees or agents, to any other party hereto or its directors, managers, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement or such other agreements. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.

7.10 **Counterparts**

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be executed either in original, faxed or electronic form and the parties adopt any signatures received by a receiving fax machine or other means of electronic communication as original signatures of the parties; provided, however, that any party providing its signature in such manner will promptly forward to the other parties an original of the signed copy of this Agreement which was so delivered.

7.11 **Further Assurances**

Each of the parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other parties hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

7.12 **Public Announcements**

All media contacts and public announcements by the parties hereto or their affiliates regarding the matters covered by this Agreement shall be mutually agreed upon by the parties hereto. Notwithstanding the foregoing, the parties hereto and their affiliates may make such public announcements, reports, filings and disclosures concerning this Agreement and the businesses of the Issuer as may be required by applicable Securities Laws or by the rules of or any agreement with the United States Securities and Exchange Commission, the New York Stock Exchange, Inc., the Nasdaq Stock Market, any Securities Commission or the Toronto Stock Exchange, provided that such disclosing party or affiliate shall use reasonable efforts to consult with the other parties regarding the nature and contents of the contemplated disclosure.

7.13 Cooperation with Respect to Government Filings and Reports

The Issuer, Buyer and Seller each agree to provide the other parties (without cost to such other parties) with access during reasonable business hours and for a reasonable business purpose and such cooperation and information, including, but not limited to, all records, books, contracts, instruments, computer data and other data, including all historical financial and Tax information, and personnel with relevant Knowledge of such information, as may be reasonably requested by the other in connection with the preparation or filing of any government report or other government filing, contemplated by this Agreement or required by applicable Law. Such cooperation and information shall include, without limitation, promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any government authority to the appropriate party. Each party shall make its employees and facilities available during normal business hours and on reasonable prior notice and shall provide explanation of any documents or information provided hereunder.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

GOODMANS\\5089016.13

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ATLANTIC POWER CORPORATION
By its manager, ATLANTIC POWER MANAGEMENT, LLC

Per: *"Barry Welch"*

Name: Barry Welch
Title: President and Chief Executive Officer

ATLANTIC POWER HOLDINGS, LLC
By its manager, ATLANTIC POWER MANAGEMENT, LLC

Per: *"Barry Welch"*

Name: Barry Welch
Title: President and Chief Executive Officer

UMATILLA POWER HOLDINGS, LLC

Per: *"Daniel Revers"*

Name: Daniel Revers
Title: President

Request ID: Demande n°:	006192057	Province of Ontario Province de l'Ontario Ministry of Consumer and Business Services Ministère des Services aux consommateurs et aux entreprises Companies and Personal Property Security Branch Direction des compagnies et des sûretés mobilières	Date Report Produced: 2004/06/18 Document produit le:
Transaction ID: Transaction n°:	023939395		Time Report Produced: 10:23:46 Imprimé à:
Category ID: Catégorie:	CT		

Certificate of Incorporation
Certificat de constitution

This is to certify that

Ceci certifie que

2048921 ONTARIO LIMITED

Ontario Corporation No.

Numéro matricule de la personne morale en Ontario

002048921

is a corporation incorporated, under the laws of the Province of Ontario.

est une société constituée aux termes des lois de la province de l'Ontario.

These articles of incorporation are effective on

Les présents statuts constitutifs entrent en vigueur le

JUNE 18 JUIN, 2004

Director/Directrice
Business Corporations Act/Loi sur les sociétés par actions

Request ID / *Demande n°*

6192057

Ontario Corporation Number
Numéro de la compagnie en Ontario

2048921

FORM 1 / *FORMULE NUMÉRO 1*

BUSINESS CORPORATIONS ACT / *LOI SUR LES COMPAGNIES*

ARTICLES OF INCORPORATION
STATUTS CONSTITUTIFS

1. The name of the corporation is: / *Dénomination sociale de la compagnie:*

   2048921 ONTARIO LIMITED

2. The address of the registered office is: / *Adresse du siège social:*

   250 YONGE STREET Suite 2400

   (Street & Number, or R.R. Number & if Multi-Office Building give Room No.)
   (Rue et numéro, ou numéro de la R.R. et, s'il s'agit édifice à bureau, numéro du bureau)

   TORONTO ONTARIO
   CANADA M5B 2M6

   (Name of Municipality or Post Office) *(Nom de la municipalité ou du bureau de poste)* (Postal Code/*Code postal*)

3. Number (or minimum and maximum number) of directors is: / *Nombre (ou nombres minimal et maximal) d'administrateurs:*

   Minimum 1 Maximum 20

4. The first director(s) is/are: / *Premier(s) administrateur(s):*

   First name, initials and surname / *Prénom, initiales et nom de famille*

   Resident Canadian State Yes or No / *Résident Canadien Oui/Non*

   Address for service, giving Street & No. or R.R. No., Municipality and Postal Code / *Domicile élu, y compris la rue et le numéro, le numéro de la R.R., ou le nom de la municipalité et le code postal*

* WILLIAM
GORMAN YES

250 YONGE STREET Suite 2400

TORONTO ONTARIO
CANADA M5B 2M6

Request ID / *Demande n°*	Ontario Corporation Number *Numéro de la compagnie en Ontario*
6192057	2048921

5. **Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.**
   Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

   There are no restrictions on business the Corporation may carry on or on powers the Corporation may exercise.

6. **The classes and any maximum number of shares that the corporation is authorized to issue:**
   Catégories et nombre maximal, s'il y a lieu, d'actions que la compagnie est autorisée à émettre:

   The Corporation is authorized to issue an unlimited number of Common Shares.

Request ID / *Demande n°* 6192057

Ontario Corporation Number / *Numéro de la compagnie en Ontario* 2048921

7. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series: *Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions que peut être émise en série:*

The rights of the holders of Common Shares of the Corporation are equal in all respects and include the rights,

(a) to vote at all meetings of shareholders; and,

(b) to receive the remaining property of the Corporation upon dissolution.

Request ID / *Demande n°*

6192057

Ontario Corporation Number
Numéro de la compagnie en Ontario

2048921

8. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:

No shares of the Corporation shall be transferred without the consent of the directors of the Corporation expressed by a resolution passed by the board of directors or by an instrument or instruments in writing signed by all of the directors then in office.

Request ID / *Demande n°* — Ontario Corporation Number / *Numéro de la compagnie en Ontario*

6192057 — 2048921

9. Other provisions, (if any, are):
Autres dispositions, s'il y a lieu:

(a) The number of shareholders of the Corporation, exclusive of persons who are in the employment of the Corporation and exclusive of persons who, having been formerly in the employment of the Corporation, were, while in that employment, and have continued after termination of that employment to be, shareholders of the Corporation, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

(b) Any invitation to the public to subscribe for securities of the Corporation is prohibited.

(c) Except in the case of any class or series of shares of the Corporation listed on a stock exchange, the Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation.

(d) The holders of any fractional shares issued by the Corporation shall be entitled to exercise voting rights and to receive dividends in respect of each such fractional share.

(e) Holders of shares of any class or series shall not be entitled to dissent nor to vote separately as a class or series upon a proposal to amend the articles of the Corporation to:

(i) increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

(ii) effect an exchange, reclassification or cancellation of the shares of such class or series; or

(iii) create a new class or series of shares equal or superior to the shares of such class or series.

Request ID / *Demande n°*	Ontario Corporation Number *Numéro de la compagnie en Ontario*
6192057	2048921

10. The names and addresses of the incorporators are
Nom et adresse des fondateurs

First name, initials and last name or corporate name — *Prénom, initiale et nom de famille ou dénomination sociale*

Full address for service or address of registered office or of principal place of business giving street & No. or R.R. No., municipality and postal code
Domicile élu, adresse du siège social au adresse de l'établissement principal, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalité et le code postal

* WILLIAM GORMAN

250 YONGE STREET Suite 2400

TORONTO ONTARIO
CANADA M5B 2M6

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Consumer and Business Services
Ontario

Ministère des Services aux consommateurs et aux entreprises

Ontario Corporation Number
Numéro de la société en Ontario

2048921

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

SEPTEMBER 1 3 SEPTEMBRE, 2004

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

1

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société : (écrire en LETTRES MAJUSCULES SEULEMENT) :

2 0 4 8 9 2 1 O N T A R I O L I M I T E D

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) : (écrire en LETTRES MAJUSCULES SEULEMENT) :

A T L A N T I C P O W E R C O R P O R A T I O N

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2004 / 06 / 18
(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: or minimum and maximum number of directors is/are:
Nombre d'administrateurs: ou *nombres minimum et maximum d'administrateurs:*

Number or minumum and maximum
Nombre ou *minimum et maximum*

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

By changing the name of the Corporation from 2048921 Ontario Limited to "**ATLANTIC POWER CORPORATION**".

CLN Highlander
07119 (03/2003)

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2004 / 09 / 03

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

2048921 ONTARIO LIMITED

(Name of Corporation) (If the name is to be changed by these articles set out current name)
(Dénomination sociale de la société) (Si l'on demande un changement de nom, indiquer ci-dessus la dénomination sociale actuelle).

By/
Par:

(Signature)
(Signature)

DIRECTOR

(Description of Office)
(Fonction)

Ministry of Consumer and Business Services
For Ministry Use Only
À l'usage exclusif du ministère
CERTIFICATE
This is to certify that these articles are effective on

Ministère des Services aux consommateurs et aux entreprises
CERTIFICAT
Ceci certifie que les présents status entrent en vigueur le

NOVEMBER 1 7 NOVEMBRE, 2004

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

2048921

1

Form 3 Business Corporations Act

Formule 3 Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société : (écrire en LETTRES MAJUSCULES SEULEMENT) :

ATLANTIC POWER CORPORATION

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) : (écrire en LETTRES MAJUSCULES SEULEMENT) :

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2004 / 06 / 18
(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: or minimum and maximum number of directors is/are:
Nombre d'administrateurs: ou nombres minimum et maximum d'administrateurs:

Number or minumum and maximum
Nombre ou *minimum et maximum*

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

The attached pages 1A – 1E form a part hereof.

07119 (03/2003)

The articles of the Corporation are amended as follows:

1. to delete in their entirety, the provisions of Article 8 of the Articles of Incorporation of the Corporation, effectively removing the restriction on the transfer of the Corporation's shares;

2. to delete in their entirety, the provisions of Article 9 of the Articles of Incorporation of the Corporation;

3. to add the following provisions to the Other provisions in Article 9 of the Articles of Incorporation:

RESTRICTION ON OWNERSHIP BY ERISA PLANS

a) At no time may any securities of the Issuer be purchased by, transferred to or beneficially held by any employee benefit plan that is subject to the fiduciary and prohibited transaction provisions of the *United States Employee Retirement Income Security Act of 1974*, as amended (**"ERISA"**), and/or any plan that is subject to section 4975 of the United States Internal Revenue Code of 1986, as amended, any trust holdings assets of such a plan and any entity that is deemed to hold the assets of such a plan pursuant to 29 C.F.R. Section 2510.3-101, issued by the United States Department of Labor (an **"ERISA Plan"**).

b) Any purported sale, disposition or other transfer of any of the Issuer's securities (whether or not the result of a transaction entered into through the facilities of the Toronto Stock Exchange (the **"TSX"**) (or any other national securities exchange or automated quotation system) that, if effective, would result in any ERISA Plan beneficially owning any securities of the Issuer (a **"Transfer"**) shall be void *ab initio*, and the intended transferee shall acquire no rights in such securities. Each transferee of beneficial ownership of the Issuer's securities shall be deemed to represent to the Issuer that such transferee is not an ERISA Plan.

c) Each person who is a beneficial owner of the Issuer's securities and each person (including the securityholder of record) who is holding securities for a beneficial owner shall, within 30 days of receiving a written request from the Issuer therefor, provide to the Issuer a written statement of affidavit stating such information as the Issuer may request in order to determine whether such person is an ERISA Plan or not.

d) Notwithstanding any provision contained in these articles of amendment to the contrary, nothing herein shall preclude the settlement of any transaction entered into through the facilities of the TSX or any other national securities exchange or any other automated quotation system.

e) If, notwithstanding paragraph (b) above, a purported Transfer or any other event pursuant to which any ERISA Plan would beneficially own any of the Issuer's securities (a **"Non-Transfer Event"**) is purported to occur, then:

(i) the purported transferee shall be deemed to be a person who is prevented from becoming or remaining the owner of record title to securities of the Issuer pursuant to paragraph (b) above and shall acquire no right or interest or, in the case of a Non-Transfer Event, the person holding record title to the securities beneficially owned by such beneficial owner shall cease to own any right or interest in the securities (a **"Prohibited Owner"**),

(ii) such securities shall automatically be transferred to a correction trust in accordance with paragraph (h) below,

(iii) the Prohibited Owner shall submit the certificates representing such securities to the Issuer, accompanied by all requisite and duly executed assignments of transfer thereof, for registration in the name of the trustee of the correction trust (the **"Trustee"**) and such Prohibited Owner shall take any and all actions reasonably requested by the Issuer to complete the transfer of such securities to the correction trust,

(iv) such securities shall be sold by the Trustee in accordance with paragraph (i) below, and

(v) such transfer to a correction trust shall be effective as of the close of trading on the trading day prior to the date of the purported Transfer or Non-Transfer Event, as the case may be.

f) If the Issuer, or its designees, shall at any time determine in good faith that a Transfer has taken place in violation of paragraph (b) above or that an ERISA Plan intends to acquire or has attempted to acquire beneficial ownership of any of the Issuer's securities, the Issuer shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or acquisition, including, but not limited to, refusing to give effect to such Transfer on the transfer books of the Issuer or instituting proceedings to enjoin such Transfer or acquisition, but the failure to take any such action shall not affect the transfer to a correction trust in accordance with paragraph (e) above.

g) Any ERISA Plan that acquires or attempts to acquire securities in violation of paragraph (b) above, or any ERISA Plan that owns securities that were transferred to a correction trust pursuant to paragraph (e) above, shall immediately give written notice to the Issuer of such event and shall provide to the Issuer such other information as the Issuer may request in order to determine the effect, if any, of such Transfer or Non-Transfer Event, as the case may be, on the Issuer.

h) Upon any purported Transfer in violation of paragraph (b) or Non-Transfer Event, (i) the Issuer shall create, or cause to be created, a correction trust, and shall designate a Trustee of such correction trust and a beneficiary of such correction trust (which beneficiary shall be the Issuer), and (ii) the securities purported to be transferred to an ERISA Plan (or held by an ERISA Plan as a result of a Non-Transfer Event) shall be automatically transferred to such correction trust to be

held for the benefit of the Issuer. Any transfer to a correction trust shall be effective as of the close of trading on the trading day prior to the date of the purported Transfer or Non-Transfer Event that results in the transfer to the correction trust. The sole obligation of the correction trust and the Trustee to the ERISA Plan that purported to be the beneficial owner of the securities that are transferred to the correction trust shall be to pay to such ERISA Plan the net proceeds of the sale of such securities, as described in paragraph (i) below. In particular, such ERISA Plan shall not be deemed to be a beneficiary of the correction trust and the Trustee shall have no fiduciary duties with respect to such ERISA Plan (or its participants or beneficiaries), it being understood that the Trustee is to act solely in the interest of the Issuer to correct a purported Transfer or non-Transfer Event that has occurred in violation of paragraph (b). The Trustee shall be appointed by the Issuer, and the Issuer shall use reasonable efforts not to appoint as Trustee a person who is a "party in interest" with respect to such ERISA Plan, within the meaning of Section 3(14) of ERISA, based on such information (if any) as may be provided to the Issuer by such ERISA Plan.

i) Upon the transfer to the correction trust of the securities in accordance with paragraph (h) above, the Trustee shall sell such securities on the TSX (or any other national securities exchange or automated quotation system the securities are then traded) (or, if the securities are not so traded, in any commercially reasonable sale) and, in the interim, shall suspend the voting and distribution rights attached to such securities. The ERISA Plan's sole right with respect to the securities and the correction trust shall be to receive the net proceeds of sale following surrender of the certificates representing such securities.

Limitation on United States Resident Ownership

(a) At no time may more than 100 United States persons (using the principles of counting for purposes of Section 3(c)(1) of the *Investment Companies Act of 1940* (the "**1940 Act**")) collectively be the beneficial owners of the securities of the Issuer, nor may any United States person be the beneficial owner of more than 10% of any class of securities of the Issuer.

(b) The Issuer may require declarations as to the jurisdictions in which beneficial owners of its securities are resident.

(c) If the Issuer becomes aware that either of the foregoing limitations may be contravened, the Issuer (or its transfer agent and registrar) will make a public announcement and will not accept a subscription for securities from or issue or register a transfer of securities to a person unless the person provides a declaration that the person is not a United States person.

(d) If, notwithstanding the foregoing, the Issuer determines that more than 100 United States persons are beneficial owners of its securities (on either a non-diluted or fully-diluted basis), the Issuer may send a notice to such United States beneficial owners, as applicable, chosen in inverse order to the order of acquisition or registration or in any manner as the Issuer may consider equitable and practicable, requiring them to

sell their securities or a portion thereof within a specified period of not less than 10 days. If after such period, the beneficial owners receiving the notice have not sold the specified number of securities, as applicable, or provide the Issuer with satisfactory evidence that they are not United States persons, the Issuer may, on behalf of those beneficial owners, sell those securities, as applicable, and, in the interim, will suspend the voting and distribution rights attached to those securities. Upon such sale, the affected beneficial owners will cease to be beneficial owners, as applicable, and their rights will be limited to receiving the net proceeds of the sale.

(e) The board of directors of the Issuer will have no liability for the amount received upon a sale described in this section, provided that they act in good faith.

Limitation on Ownership by United States Entities

If any U.S. entity intends to hold more than 5% but less than 10% of the income participating securities (**"IPSs"**) or common shares (**"Common Shares"**) of the Issuer, such entity agrees to cooperate with the Issuer and provide information necessary to make any filings with the United States Federal Energy Regulatory Commission (**"FERC"**) that may be required pursuant to the *United States Federal Power Act*, as amended (the **"FPA"**).

Limitation on Ownership By Public Utilities

a) At no time may any person own IPSs or Common Shares if such person: (i) is engaged primarily in the electric or gas business; (ii) is otherwise affiliated with any franchised electric utility; (iii) has controlling ownership interests in any electric generating, transmission, or distribution facilities; (iv) is affiliated with any power marketers; (v) is an "electric utility" as such term is defined in section 3(22) of the FPA; (vi) is a "public-utility company" or a "holding company" or an "associate company", "affiliate", or "subsidiary company" of a "holding company" as each term is defined in section 2(a) of the *Public Utility Holding Company Act of 1935*, as amended (**"PUHCA"**); (vii) is subject to regulation under PUHCA; (viii) is subject to regulation as a "public utility" under the FPA; or (ix) is subject to regulation with respect to rates or to financial or organizational matters as an electric utility, public utility, or public service company or corporation under the laws of any state unless such person satisfies the Issuer that the ownership of the IPSs or Common Shares by such person will not adversely affect the qualification of any of the power generation projects in which the Issuer holds an indirect interest (the **"Projects"**) as a qualifying facility under FERC's rules implementing the *Public Utility Regulatory Policies Act of 1978*, the order issued under the FPA with respect to certain Projects, or the Projects' qualification for market-based rates under the FPA.

b) Determination of a potential adverse effect described in paragraph (a) above is at the sole discretion of the Issuer and the Issuer may elect to strictly enforce any or all of the restrictions set forth above against such entity.

c) If the Issuer becomes aware that any of the restrictions set out in this section may be contravened, the Issuer (or the transfer agent and registrar of the Issuer) will make a public announcement and will not accept a subscription for IPSs or Common Shares from, or issue or register a transfer of IPSs or Common Shares to, a person unless the person provides a declaration that the person is not an entity described above.

d) If, notwithstanding the foregoing, the Issuer determines that a beneficial owner of IPSs or Common Shares violates the foregoing restrictions, the Issuer may send a notice to such owners of IPSs or Common Shares requiring it to provide specified information to the Issuer such that the Issuer can determine whether such person's beneficial ownership may have an adverse effect upon the Issuer. Upon such determination, the Issuer may send a further notice requiring such beneficial owner to sell its IPSs or Common Shares of the Issuer within a specified period of not less than 10 days. If the beneficial owner of IPSs or Common Shares receiving the notice has not sold the IPSs or Common Shares, as applicable, or provided the Issuer with satisfactory evidence that it does not contravene the foregoing restrictions, the Issuer may, on behalf of that beneficial owner of IPSs or Common Shares, sell those IPSs or Common Shares, and, in the interim, will suspend the voting and distribution rights attached to those IPSs or Common Shares. Upon that sale, the affected beneficial owner will cease to be a beneficial owner of the IPSs or the Common Shares, as applicable, and its rights will be limited to receiving the net proceeds of the sale.

e) The board of directors of the Issuer will have no liability for the amount received upon a sale described in this section, provided that they act in good faith.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act.*
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2004 /11 / 17

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Atlantic Power Corporation

(Name of Corporation) (If the name is to be changed by these articles set out current name)
(Dénomination sociale de la société) (Si l'on demande un changement de nom, indiquer ci-dessus la dénomination sociale actuelle).

GOODMANS\\5082907.1

By/
Par :

(Signature)
(Signature)

Director

(Description of Office)
(Fonction)

BY-LAW NO. 1

A by-law relating generally to the regulation of the

business and affairs of

2048921 ONTARIO LIMITED

CONTENTS

RESOLVED as a by-law of **2048921 ONTARIO LIMITED** (the "Corporation") as follows:

SECTION ONE
INTERPRETATION

1.1 Definitions.

In this by-law and in all other by-laws of the Corporation, unless the context otherwise requires:

(a) "Act" means the *Business Corporations Act* (Ontario) as amended or re-enacted from time to time and includes the regulations made pursuant thereto;

(b) "board" means the board of directors of the Corporation;

(c) "by-laws" means all by-laws of the Corporation;

(d) "director" means a director of the Corporation;

(e) "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Ontario); and

(f) "number of directors" means the number of directors provided for in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors determined by a special resolution or resolution of the board where it is empowered by special resolution to determine the number of directors.

1.2 All terms used in the by-laws of the Corporation which are defined in the Act shall have the meanings given to such terms under the Act.

1.3 In all by-laws of the Corporation, the singular shall include the plural and the plural the singular words and words in one gender include all genders.

1.4 Headings used in the by-laws are for convenience of reference only and shall not affect the construction or interpretation of this by-law.

1.5 If any of the provisions contained in this by-law are inconsistent with those contained in the articles or a unanimous shareholder agreement, the provisions contained in the articles or unanimous shareholder agreement, as the case may be, shall prevail.

SECTION TWO
DIRECTORS

2.1 **Quorum**. The quorum for the transaction of business at any meeting of the board shall consist of a majority. If, however, the number of directors is two, both directors must be present at any meeting of the board to constitute a quorum.

2.2 **Qualification**. No person shall be qualified for election as a director if that person (a) is less than 18 years of age; (b) is of unsound mind and has been so found by a court in Canada or elsewhere; (c) is not an individual; or (d) has the status of a bankrupt. A director need not be a shareholder. A majority of the directors shall be resident Canadians, but if the number of directors is fewer than three, at least one director shall be a resident Canadian.

2.3 **Election and Term**. The election of directors shall take place at the first meeting of shareholders and at each annual meeting of shareholders. A director not elected for an expressly stated term shall cease to hold office at the close of the first annual meeting following election or appointment. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

2.4 **Removal of Directors**. Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at an annual or special meeting remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

2.5 **Vacation of Office**. A director ceases to hold office when that director (a) dies; (b) is removed from office by the shareholders; (c) ceases to be qualified for election as a director. A director who resigns ceases to hold office when that director's written resignation is received by the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later. A director named in the articles, however, is not permitted to resign unless at the time the resignation is to become effective, a successor is elected or appointed.

2.6 **Vacancies**. Subject to the provisions of the Act, if a quorum of the board remains in office, the board may fill a vacancy in the board, except:

(a) a vacancy resulting from (i) an increase in the number of directors otherwise than by a resolution of the directors, or in the maximum number of directors, or from (ii) a failure to elect the number of directors required to be elected at any meeting of the shareholders; or

(b) where the directors are empowered to determine the number of directors, if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders.

In the absence of a quorum of the board, or if the board is not permitted to fill such vacancy, the board shall forthwith call a special meeting of shareholders to fill the vacancy. If the board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

2.7 **Remuneration and Expenses**. The directors shall be paid such remuneration for their services as the board may from time to time determine and shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing in this by-law shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION THREE
MEETINGS OF DIRECTORS

3.1 **Canadian Majority**. The board shall not transact business at a meeting, other than filling a vacancy in the board, unless a majority of the directors present are resident Canadians, except where

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting;

(b) a majority of resident Canadians would have been present had that director been present at the meeting; and

(c) the Corporation has only one or two directors, that director or one of the two directors, as the case may be, shall be a resident Canadian.

3.2 **Meetings by Telephone, Electronic or Other Communication Facility**. If all the directors present at or participating in the meeting consent, any or all of the directors may participate in a meeting of the board or of a committee of the board by means of such telephone, electronic or other communications facilities as to permit all persons participating in the meeting to communicate with each other, simultaneously and instantaneously, and any director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

3.3 **Place of Meetings**. Meetings of the board may be held at any place within or outside Ontario. In any financial year of the Corporation, a majority of the meetings of the board need not be held within Canada.

3.4 **Calling of Meetings**. Meetings of the board may be convened at any time by the president or any director upon notice given to all directors in accordance with subsection 3.5.

3.5 **Notice of Meeting**. Notice of the time and place of each meeting of the board shall be given in the manner provided in subsection 11.1 to each director (a) not less than 48 hours before the time when the meeting is to be held if the notice is mailed, or (b) not less than 24 hours before the time the meeting is to be held if the notice is given personally or is delivered or is sent by any means of transmitted or recorded communication or as an electronic document.

3.6 **Waiver of Notice**. A director may in any manner or at any time waive notice of or otherwise consent to a meeting of the board, including by sending an electronic document to that effect. Attendance of a director at a meeting of the board shall constitute a waiver of notice of that meeting except where a director attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been properly called.

3.7 **First Meeting of New Board**. Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

3.8 **Adjourned Meeting**. Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.9 **Regular Meetings**. The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.10 **Chairman**. The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who, with the exception of the Chairman of the Board, is a director, is present at the meeting and is willing to serve: chairman of the board, managing director, president, or a vice-president (in order of seniority). If no such officer is present and willing to serve, the directors present shall choose one of their number to be chairman.

3.11 **Votes to Govern**. At all meetings of the board, every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

3.12 **One Director Meeting**. Where the board consists of only one director, that director may constitute a meeting.

SECTION FOUR
COMMITTEES

4.1 **Committee of Directors**. The board may appoint from their number one or more committees of the board, however designated, and delegate to such committee any of the powers of the board except those which, under the Act, a committee of the board has no authority to exercise. A majority of the members of any such committee shall be resident Canadians.

4.2 **Audit Committee**. If the Corporation is an offering corporation the board shall, and otherwise the board may, constitute an audit committee composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates, and who shall hold office until the next annual meeting of shareholders. The audit committee shall have the powers and duties provided in the Act.

4.3 **Transaction of Business**. The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside Ontario.

4.4 **Procedure**. Unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure. To the extent that the board or the committee does not establish rules to regulate the procedure of the committee, the provisions of this by-law applicable to meetings of the board shall apply mutatis mutandis.

SECTION FIVE
OFFICERS

5.1 **Appointment**. The board may designate the offices of the Corporation and from time to time appoint a chairman of the board, managing director (provided that person is a resident Canadian), president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. One person may hold more than one office and, except for the chairman of the board and the managing director, an officer need not be a director.

5.2 **Chairman of the Board**. If appointed, the chairman of the board may be assigned by the board any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president and subject to the Act, such other powers and duties as the board may specify. The chairman of the board shall, when present, preside at all meetings of the board and shareholders. Subject to subsections 3.10 and 7.9, during the absence or disability of the chairman of the board, the duties of the chairman of the board shall be performed, and the powers exercised, by the first mentioned of the following officers then in office: the managing director, the president, or a vice-president (in order of seniority).

5.3 **Managing Director**. If appointed, the managing director shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation. The managing director shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

5.4 **President**. If appointed, the president shall have general supervision of the business and affairs of the Corporation, subject to the direction and authority of the board, the chairman of the board and the managing director; and shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office. In the absence

of the appointment of a managing director or the designation of the chairman of the board as such, the president shall be the chief executive officer of the Corporation. Otherwise, the president shall be the chief operating officer of the Corporation.

5.5 **Vice-President**. The vice-president, or if more than one, the vice-presidents, in order of seniority as designated by the board, shall be vested with all the powers and perform all the duties of the president in the president's absence, inability or refusal to act except that a vice-president shall not preside at any meeting of the directors unless appointed to do so by the board. A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

5.6 **Secretary**. The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat. The secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers and auditors. The secretary shall be the custodian of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose. The secretary shall have such other powers and duties as the board or the chief executive officer may specify.

5.7 **Treasurer**. The treasurer shall keep or cause to be kept proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of funds of the Corporation. The treasurer shall render to the board whenever required an account of all transactions undertaken as treasurer and of the financial position of the corporation and shall have such other powers and duties as the board or the chief executive officer may specify.

5.8 **Powers and Duties of Other Officers**. The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

5.9 **Variation of Powers and Duties**. Subject to the provisions of the Act, the board may from time to time vary, add to or limit the powers and duties of any officer.

5.10 **Term of Office**. The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise, each officer appointed by the board shall hold office until a successor is appointed, except that the term of office of the chairman of the board or managing director shall expire when the holder thereof ceases to be a director.

5.11 **Agents and Attorneys**. The board shall have power from time to time to appoint agents or attorneys for the Corporation in or out of Ontario with such powers of

management or otherwise (including the power to sub-delegate) as may be thought fit.

5.12 **Fidelity Bonds**. The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their duties, in such form and with such surety as the board may from time to time prescribe.

SECTION SIX
PROTECTION OF DIRECTORS AND OFFICERS

6.1 **Limitation of Liability**. No director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer, employee, or agent, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on the part of that person, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of an office or in relation thereto, unless the same are occasioned by that person's own wilful neglect or default. Nothing in this by-law, however, shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach of the Act.

6.2 **Indemnity**. The Corporation shall indemnify and save harmless every director or officer, every former director or officer, and every person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate) and the heirs and legal representatives of that person, from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by that person in respect of any civil, criminal or administrative action or proceeding to which that person is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

(a) that person acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that the conduct was lawful.

6.3 **Insurance**. Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of any person referred to in subsection 6.2, as the board may from time to time determine.

SECTION SEVEN
MEETINGS OF SHAREHOLDERS

7.1 **Annual Meetings**. The annual meeting of shareholders shall be held at such time in each year and, subject to subsection 7.3, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and fixing or authorizing the board to fix their remuneration, and for the transaction of such other business as may properly be brought before the meeting.

7.2 **Special Meetings**. The board, the chairman of the board, the managing director or the president or any registered shareholder shall have power to call a special meeting of shareholders at any time.

7.3 **Place of Meetings**. Meetings of shareholders shall be held at the place where the registered office of the Corporation is situate or, if the board shall so determine, at some other place within or outside of Ontario.

7.4 **Meetings by Telephone, Electronic or Other Communication Facility**. Any person entitled to attend a meeting of shareholders may participate in the meeting, to the extent and in the manner permitted by law, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting. The directors or the shareholders of the Corporation who call a meeting of shareholders pursuant to the Act may determine that the meeting shall be held, to the extent and in the manner permitted by law, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

7.5 **Notice of Meetings**. Notice of the time and place of each meeting of shareholders (and of each meeting of shareholders adjourned for an aggregate of 30 days or more) shall be given in the manner provided in subsection 11.1 not less

than 10 days (or such lesser number of days then required under the Act or any other applicable legislation, regulation or administrative policy), unless the Corporation is an offering corporation in which case not less than 21 days, nor, in either case, more than 50 days before the date of the meeting, to each director, to the auditor and to each shareholder who at the close of business on the record date for notice, if any, is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit a shareholder to form a reasoned judgment thereon and shall state the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner and at any time waive notice of or otherwise consent to a meeting of shareholders. Attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where that person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not properly called.

7.6 **List of Shareholders Entitled to Notice.** For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each shareholder. If a record date for the meeting is fixed pursuant to subsection 7.7, the shareholders listed shall be those registered at the close of business on the record date and such list shall be prepared not later than ten days after such record date. If no record date is fixed, the list shall be prepared at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held and shall list all shareholders registered at such time. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the securities register is kept and at the place where the meeting is held.

7.7 **Record Date for Notice.** The board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting; and notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given.

7.8 **Meetings Without Notice.** A meeting of shareholders may be held without notice at any time and place permitted by the Act in accordance with the requirements of the Act and any other applicable legislation, regulation or

administrative policy. At such a meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact.

7.9 **Chairman, Secretary and Scrutineers.** The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting and willing to serve: chairman of the board, managing director, president, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

7.10 **Persons Entitled to be Present.** The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

7.11 **Quorum.** A quorum for the transaction of business at any meeting of shareholders shall be two (2), present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled. Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

7.12 **Right to Vote.** Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in subsection 7.6, every person who is named in such list shall be entitled to vote the shares shown thereon opposite the name of that person except to the extent that such person has transferred any shares after the date on which the list is prepared or, where a record date has been fixed, after the record date and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that the transferee owns such shares, demands at any time prior to the meeting that the transferee's name be included to vote the transferred shares at the meeting. In the absence of a list prepared in this fashion in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

7.13 **Proxies.** Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent

authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or by the attorney of the shareholder or shall be an electronic document with an electronic signature and shall conform with the requirements of the Act.

7.14 **Time for Deposit of Proxies**. The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

7.15 **Joint Shareholders**. If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

7.16 **Votes to Govern**. At any meeting of shareholders every question shall, unless otherwise required by law, be determined by the majority of the votes cast on the question. In the case of an equality of votes either upon a show of hands or upon a ballot, the chairman of the meeting shall not be entitled to a second or casting vote.

7.17 **Show of Hands**. Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded by electronic means or otherwise. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded by electronic means or otherwise, a declaration by the chairman of the meeting as to the result of the vote upon the question and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of such question, and the result of the vote so taken shall be the decision of the shareholders upon such question.

7.18 **Ballots**. On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may demand a ballot. A ballot so demanded shall be taken in such manner as the chairman shall direct, which manner shall permit a shareholder or proxyholder participating in the meeting electronically to cast a ballot. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot. The result of the ballot so taken shall be the decision of the shareholders upon the question.

7.19 **Resolution in Writing. Voting while participating electronically.** Any person participating in a meeting of shareholders by electronic means as provided in section 7.4 and entitled to vote at that meeting may vote, to the extent and in the manner permitted by law, partly or entirely by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

7.20 **Resolution in Writing.** A resolution in writing signed by all of the shareholders entitled to vote on that resolution at a meeting of shareholders (or such lesser number of shareholders as are then required for a written resolution to be effective pursuant to the Act and any other applicable legislation, regulation or administrative policy) is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

SECTION EIGHT
SECURITIES

8.1 **Registration of Transfer.** Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by that holder's attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in subsection 8.4.

8.2 **Transfer Agents and Registrars.** The board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The board may at any time terminate any such appointment.

8.3 **Lien on Shares.** The Corporation has a lien on any share or shares registered in the name of a shareholder or the legal representative of that shareholder for any debt of that shareholder to the Corporation.

8.4 **Enforcement of Lien.** The lien referred to in subsection 8.3 may be enforced by any means permitted by law and:

(a) where the share or shares are redeemable pursuant to the articles of the Corporation by redeeming such share or shares and applying the redemption price to the debt;

(b) subject to the Act, by purchasing the share or shares for cancellation for a price equal to the book value of such share or shares and applying the proceeds to the debt;

(c) by selling the share or shares to any third party whether or not such party is at arm's length to the Corporation, and including, without limitation, any officer or director of the Corporation, for the best price which the directors consider to be obtainable for such share or shares; or

(d) by refusing to register a transfer of such share or shares until the debt is paid.

8.5 **Security Certificates.** Every holder of securities of the Corporation shall be entitled, at that holder's option, to a security certificate, or to a non-transferable written acknowledgement of the right to obtain a security certificate, stating the number and designation, class or series of securities held by that holder as shown on the securities register. Security certificates and acknowledgements of a securities holder's right to a security certificate, respectively, shall be in such form as the board shall from time to time approve. Any security certificate shall be signed in accordance with subsection 10.1. A security certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of the transfer agent and/or registrar. Any additional signatures required may be printed or otherwise mechanically reproduced. A security certificate executed as aforesaid shall be valid notwithstanding that one of the directors or officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.6 **Replacement of Security Certificates.** The board, any officer or any agent designated by the board has the discretion to direct the issue of a new security certificate in lieu of and upon cancellation of a security certificate that has been mutilated. In the case of a security certificate claimed to have been lost, destroyed or wrongfully taken, the board, any officer or any agent designated by the board shall issue a substitute security certificate if so requested before the Corporation has notice that the security has been acquired by a bona fide purchaser. The issuance of the substitute security certificate shall be on such reasonable terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board or the officer or the agent designated by the board responsible for such issuance may from time to time prescribe, whether generally or in any particular case.

8.7 **Joint Shareholders.** If two or more persons are registered as joint holders of any security, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such security.

8.8 **Deceased Security Holders.** Subject to the provisions of paragraph 8.9, in the event of the death of a holder of any security, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation, which reasonable requirements shall in the discretion of the board not necessarily include the production of letters probate or letters of administration.

8.9 **Deceased Jointly-Held Security Holders.** Where a share is registered in the name of two or more persons as joint holders with rights of survivorship, upon satisfactory proof of the death of one joint holder and without the requirement of letters probate or letters of administration, the Corporation shall treat the surviving joint holder(s) as the sole owner(s) of the share effective as of the date of death of such joint holder and the Corporation shall make the appropriate entry in the securities register to reflect such ownership.

SECTION NINE
DIVIDENDS AND RIGHTS

9.1 **Dividends.** Subject to the provisions of the Act, the board may from time to time by resolution declare and the Corporation may pay dividends to the shareholders according to their respective rights and interests in the Corporation.

Dividends may be paid in money or property, subject to the restrictions on the declaration and payment thereof under the Act, or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation.

9.2 **Dividend Cheques.** A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the recorded address of that holder, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent

of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3 **Non-receipt of Cheques.** In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.4 **Record Date for Dividends and Rights.** The board may fix in advance a date as a record date for the determination of the persons entitled to receive payment of dividends and to subscribe for securities of the Corporation, provided that such record date shall not precede by more than 60 days the particular action to be taken. Notice of any such record date shall be given not less than seven days before such record date, by newspaper advertisement in the manner provided in the Act, unless notice of the record date is waived by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date. If the shares of the Corporation are listed for trading on one or more stock exchanges in Canada, notice of such record date shall also be sent to such stock exchanges. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.5 **Unclaimed Dividends.** Any dividend unclaimed after a period of six years from the date on which it has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TEN
GENERAL

10.1 **Execution of Instruments.** Contracts, documents and other instruments in writing may be signed on behalf of the Corporation by such person or persons as the board may from time to time by resolution designate. In the absence of an express designation as to the persons authorized to sign either contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing, any one of the directors or officers of the Corporation may sign contracts, documents or instruments in writing on behalf of the Corporation. The corporate seal, if any, of the Corporation may be affixed to any contract, obligation or instrument in writing requiring the corporate seal of the Corporation by any person authorized to sign the same on behalf of the Corporation.

The phrase "contracts, documents and other instruments in writing" as used in this provision shall include deeds, mortgages, hypothecs, charges, conveyances,

transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities, all paper writings, all cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange.

10.2 **Voting Rights in other Corporations**. All securities carrying voting rights of any other corporation held from time to time by the Corporation may be voted at any and all meetings of shareholders, bond holders, debenture holders or holders of other securities (as the case may be) of such other corporation and in such manner as the board may from time to time determine. Any person or persons authorized to sign on behalf of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine.

SECTION ELEVEN
NOTICES

11.1 **Method of Sending Notice**. Any notice (which term includes any communication or document) to be sent pursuant to the Act, the articles, the by-laws or otherwise to a shareholder, director, officer, or to the auditor shall be sufficiently sent if (i) delivered personally to the person to whom it is to be sent, (ii) delivered to the recorded address of that person or, if mailed to that person, delivered the recorded address by prepaid mail (iii) sent to that person at the recorded address by any means of prepaid transmitted or recorded communication or (iv) provided as an electronic document to that person's information system. A notice so delivered shall be deemed to have been sent when it is delivered personally or the recorded address. A notice so mailed shall be deemed to have been sent when deposited in a post office or public letter box and shall be deemed to have been received on the fifth day after so depositing. A notice so sent by any means of transmitted or recorded communication or provided as an electronic document shall be deemed to have been sent when dispatched by the Corporation if it uses its own facilities or information system and otherwise when delivered to the appropriate communication company or agency or its representative for dispatch. Notices sent by any means of transmitted or recorded communication or provided as an electronic document shall be deemed to have been received on the business day on which such notices were sent, or on the next business day following, if sent on a day other than a business day. The secretary may change or cause to be changed the recorded address, including any address to which electronic communications of any kind may be sent, of any shareholder, director, officer or auditor in accordance with any information believed by the secretary to be reliable. The recorded address of a director shall be the latest address as shown in the records of the Corporation or in the most recent notice filed under the *Corporations Information Act* (Ontario), whichever is the more current.

11.2 **Notice by Electronic Documents.** A requirement under the Act or this by-law to provide a person with a notice, document or other information is not satisfied by the provision of an electronic document unless the provision of an electronic document is permitted by law and all requirements prescribed by law are met.

11.3 **Electronic Signatures.** A requirement under the Act or this by-law for a signature or for a document to be executed, is satisfied by a signature or execution in electronic form if such is permitted by law and all requirements prescribed by law are met.

11.4 **Notice to Joint Shareholders.** If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice sent to one of such persons shall be sufficient notice to all of them.

11.5 **Computation of Time.** In computing the date when notice must be sent under any provision requiring a specified number of days notice of any meeting or other event, both the date of sending the notice and the date of the meeting or other event shall be excluded.

11.6 **Undelivered Notices.** If any notice sent to a shareholder pursuant to subsection 11.1 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until the shareholder informs the Corporation in writing of a new address.

11.7 **Omissions and Errors.** The accidental omission to send any notice to any shareholder, director, officer or to the auditor or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.8 **Persons Entitled by Operation of Law.** Every person who, by operation of law, transfer or by any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly sent to the shareholder from whom that person derives title to such share prior to the name and address of that person being entered on the securities register (whether such notice was given before or after the happening of the event upon which that person became so entitled).

11.9 **Deceased Shareholders.** Any notice duly sent to any shareholder shall be deemed to have been duly served in respect of the shares held by the shareholder (whether held solely or with other persons), notwithstanding that such shareholder is then deceased and whether or not the Corporation has notice of the death, until some other person is entered instead in the securities register of the Corporation as the holder or as one of the holders thereof and such service shall for all purposes be deemed a sufficient service of notice to the heirs, executors or

administrators of the deceased and all persons, if any, interested with the deceased in such shares.

11.10 **Waiver of Notice**. Any shareholder (or a duly appointed proxyholder), director, officer or auditor may at any time waive any notice, or waive or abridge the time for any notice, required to be given to that person under any provisions of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

11.11 **Execution of Notices**. The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

11.12 **Proof of Service**. A certificate of any officer or director of the Corporation in office at the time of making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice to any shareholder, director, officer or auditor or publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

The foregoing resolution making By-law No. 1 of the Corporation, being a by-law relating generally to the regulation of the business and affairs of the Corporation, is signed by the sole director of the Corporation.

DATED as of the 18th day of June, 2004.

"William Gorman"

WILLIAM GORMAN

The foregoing By-law No. 1 of the Corporation, made by the sole director, is confirmed by the sole shareholder of the Corporation entitled to vote at a meeting of shareholders.

DATED as of the 18th day of June, 2004.

"William Gorman"

WILLIAM GORMAN

EXECUTION COPY

AtlanticPower Corporation

ATLANTIC POWER CORPORATION

- and -

ATLANTIC POWER HOLDINGS, LLC, TETON POWER FUNDING, LLC, EPSILON POWER FUNDING, LLC, MP POWER, LLC, ONONDAGA COGENERATION L.P., TETON EAST COAST GENERATION, LLC, TETON FUELS MID-GEORGIA, LLC, TETON SELKIRK, LLC, BADGER POWER GENERATION I, LLC, BADGER POWER GENERATION II, LLC, BAKER LAKE HYDRO LLC, DADE INVESTMENT, L.P., GEDDES II COMPANY, LLC, GEDDES COGENERATION COMPANY LLC, MEP RUMFORD, LLC, NCP DADE POWER LLC, NCP HOUSTON POWER LLC, NCP PASCO, LLC, NCP PERRY, LLC, OLYMPIA HYDRO, LLC, ORLANDO POWER GENERATION I, LLC, ORLANDO POWER GENERATION II, LLC, STOCKTON COGEN (II), LLC, UMATILLA GROVES, LLC, TETON OPERATING SERVICES, LLC AS GUARANTORS

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, AS TRUSTEE

11% SUBORDINATED NOTES INDENTURE

November 18, 2004

TABLE OF CONTENTS

ADDENDA

INDENTURE dated as of November 18, 2004, among **ATLANTIC POWER CORPORATION**, a corporation incorporated under the laws of the Province of Ontario (the "**Company**"), **ATLANTIC POWER HOLDINGS, LLC ("Atlantic Holdings"), TETON POWER FUNDING LLC, EPSILON POWER FUNDING, LLC, MP POWER, LLC, ONONDAGA COGENERATION L.P., TETON EAST COAST GENERATION, LLC, TETON FUELS MID-GEORGIA, LLC, TETON SELKIRK, LLC, BADGER POWER GENERATION I, LLC, BADGER POWER GENERATION II, LLC, BAKER LAKE HYDRO LLC, DADE INVESTMENT, L.P., GEDDES II COMPANY, LLC, GEDDES COGENERATION COMPANY LLC, MEP RUMFORD, LLC, NCP DADE POWER LLC, NCP HOUSTON POWER LLC, NCP PASCO, LLC, NCP PERRY, LLC, OLYMPIA HYDRO, LLC, ORLANDO POWER GENERATION I, LLC, ORLANDO POWER GENERATION II, LLC, STOCKTON COGEN (II), LLC, UMATILLA GROVES, LLC, TETON OPERATING SERVICES, LLC** as Guarantors and **COMPUTERSHARE TRUST COMPANY OF CANADA**, as trustee (the "**Trustee**") and not in its personal capacity.

WHEREAS the Company desires to create and issue certain securities in the manner described herein;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each party agrees as follows for the benefit of the other parties and for the equal and rateable benefit of the Holders (as defined herein) of (i) the Original Securities (as defined herein), and (ii) any Additional Securities (as defined herein) that may be issued on any Issue Date (as defined herein) (together with the Original Securities, the "**Securities**"). Except as otherwise provided herein, $221,045,000 in aggregate principal amount of Original Securities shall be initially issued on the date hereof pursuant to the Underwriting Agreement (as defined herein) and by private placement pursuant to the Subscription Agreement. Subject to the conditions and in compliance with the covenants set forth herein, the Company may issue an unlimited aggregate principal amount of Additional Securities from time to time in compliance with this Indenture.

The foregoing representations and statements of fact are made by the Company and not by the Trustee.

ARTICLE 1
DEFINITION AND INCORPORATION BY REFERENCE

1.01 Definitions

"**1940 Act**" is defined in Section 2.19.

"**Acceleration Forebearance Period**" means, so long as the Company has Designated Senior Indebtedness, the period beginning on the date when the Trustee or the Holders of at least 25% (or Holders of the Reduced Threshold Amount for a Reduced Threshold Default) in principal amount of the outstanding Securities provide the Company with a notice of acceleration pursuant to Section 6.02 herein and expiring on the earliest of: (a) 179 days after the commencement of such period, provided, however, that in the event that there has been any prior Acceleration Forebearance Period in the immediately preceding 12 month period, the duration of the Acceleration Forebearance Period will be automatically reduced by the

cumulative duration of all prior Acceleration Forebearance Periods that occurred during the preceding 12 month period; (b) the date the holders of Designated Senior Indebtedness accelerate the Designated Senior Indebtedness or any enforcement or collection action shall have been commenced with respect thereto; (c) the occurrence or existence of an Event of Default described in Sections 6.01(g) or 6.01(h); and (d) the Stated Maturity of the Securities.

"**Additional Amounts**" has the meaning ascribed thereto in Section 2.17.

"**Additional Securities**" means an unlimited aggregate principal amount of subordinated notes issued from time to time under the terms of this Indenture subsequent to the Closing Date.

"**Affiliate**" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

"**Affiliate Transaction**" is defined in Section 4.07(a).

"**Agent Members**" is defined in Section 2.04(b).

"**Applicable Laws**" means any and all laws, including all federal, state, provincial and local statutes, codes, ordinances, decrees, rules, regulations and municipal by-laws and all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings or awards or other requirements of any other governmental entity, binding on or affecting the Person referred to in the context in which the term was used.

"**Asset Sale**" means: (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Company or any Subsidiary of the Company (each referred to in this definition as a "**disposition**") or (ii) the issuance or sale of Equity Interests of any Subsidiary of the Company (other than to the Company or to a Wholly-Owned Subsidiary of the Company) (whether in a single transaction or a series of related transactions), in each case other than: (a) a disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business; (b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to Section 5.01 or any disposition that constitutes a Change of Control; (c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under Section 4.04; (d) any disposition of property or assets by a Subsidiary of the Company to the Company or by the Company or a Subsidiary of the Company to a Wholly-Owned Subsidiary of the Company; (e) any exchange of like property for use in a Similar Business; (f) sales of assets received by the Company upon the foreclosure on a Lien; and (g) sales of inventory in the ordinary course of business consistent with past practices and sales of equipment upon termination of a contract with a client entered into in the ordinary course of business pursuant to the terms of such contract.

"**Asset Sale Offer**" is defined in Section 4.06(b)(B).

"**Atlantic Holdings**" means Atlantic Power Holdings, LLC, a limited liability company formed under the laws of Delaware.

"**Bankruptcy Law**" means Title 11, United States Code, or any similar federal or state law for the relief of debtors, or the *Bankruptcy and Insolvency Act* (Canada) or any other Canadian federal or provincial law or foreign law relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors.

"**Blockage Notice**" is defined in Section 11.03(a).

"**Board of Directors**" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which the Trustee's office is closed or any other day on which banking institutions in the Province of Ontario are authorized or required by law to close.

"**Capitalized Lease Obligations**" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

"**Capital Stock**" means: (i) in the case of a corporation, corporate stock or equity interests, including, without limitation, corporate stock represented by IPSs and corporate stock outstanding upon the separation of IPSs into the securities represented thereby; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"**Cash Equivalents**" means: (i) Cdn. dollars and foreign currency exchanged into Cdn. dollars within 180 days; (ii) securities issued or directly and fully guaranteed or insured by the Canadian government or any agency or instrumentality thereof; (iii) certificates of deposit, time deposits and Eurodollar time deposits with maturities of 180 days or less from the date of acquisition, bankers' acceptances with maturities not exceeding 180 days and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $200,000,000 and whose long-term debt is rated "A" or the equivalent thereof by Moody's or S&P; (iv) repurchase obligations for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above; (v) commercial paper issued by a corporation (other than an Affiliate of the Company or an Affiliate of a Subsidiary of the Company) rated at least "A (low)" or higher by DBRS or "A3 higher by Moody's or "A-" or higher by S&P and in each case maturing within one year after the date of acquisition; (vi) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) through (v) above; (vii) readily marketable direct obligations issued by or guaranteed by the Government of Canada, any state of the United States of America or any political subdivision thereof having one of the two highest rating

categories obtainable from DBRS, Moody's or S&P; and (viii) Indebtedness or preferred stock issued by Persons with a rating of P-2 or higher by DBRS, "A" or higher from S&P or "A-2 or higher from Moody's.

"**Cash Flow Coverage Ratio**" means for the most recently ended four full fiscal quarters of the Company for which financial statements are available, the ratio of Company Cash Flow for such period to the total Interest Expense of the Company plus any mandatory principal repayments on outstanding Indebtedness of the Company for such period.

"**Change of Control**" means the occurrence of any of the following events:

(i) the sale, lease or transfer to any Person or group, in one or a series of related transactions, of the Company's or Atlantic Holdings' assets generating more than 66 2/3% of Company Cash Flow for the 12-month period ended on the last day of the most recent fiscal quarter to any Person or group;

(ii) the adoption of a plan relating to the liquidation or dissolution of the Company or Atlantic Holdings;

(iii) the acquisition by any Person or group of a direct or indirect interest in more than 50% of: (A) the Common Shares of the Company or the common membership interests of Atlantic Holdings; or (B) the voting power or Voting Stock of the Company or Atlantic Holdings; by way of purchase, merger or consolidation or otherwise (other than a creation of a holding company that does not involve a change in the beneficial ownership of the Company as a result of such transaction); or

(iv) the merger or consolidation of the Company or Atlantic Holdings with or into another Person or the merger of another Person into the Company or Atlantic Holdings with the effect that immediately after such transaction the shareholders of the Company or the holders of common membership interests of Atlantic Holdings immediately prior to such transaction hold, directly or indirectly, less than 50% of the total Voting Stock of the Person surviving such merger or consolidation, in each case other than the creation of a holding company that does not involve a change in the beneficial ownership of the Company or Atlantic Holdings as a result of such transaction.

"**Change of Control Offer**" is defined in Section 4.09(c).

"**Closing Date**" means the date of this Indenture.

"**Code**" means the *United States Internal Revenue Code of 1986*, as amended.

"**Collateral Agent**" means the Bank of Montreal and its successors and assigns as collateral agent pursuant to the collateral agency and intercreditor agreement dated the date hereof among the lenders that are party to the Credit Facilities, Bank of Montreal as administrative agent for the lenders under the Credit Facilities, the Collateral Agent, the Trustee and certain other parties.

"**Common Shares**" means the common shares in the capital of the Company.

"**Company**" means Atlantic Power Corporation until a successor replaces it and, thereafter, means the successor and each other obligor of the Securities.

"**Company Cash Flow**" means, for any period, the difference of (i) the aggregate amount of all cash distributions received or receivable in respect of such period, by the Company from Atlantic Holdings or any other source during such period plus the Company's *pro rata* share (based on its common membership ownership interest in Atlantic Holdings) of any cash distributions received by Atlantic Holdings in respect of such period and retained by Atlantic Holdings, in each such case exclusive of any distribution attributable to any net proceeds realized by the Company, a Subsidiary of the Company or a Project upon the sale or disposition of plant, property and equipment, which is not disposed of in the ordinary course of business and any other extraordinary items, minus (ii) any amounts paid by the Company in respect of expenses (other than Interest Expense), including taxes determined on a pro forma, annual basis for a full tax year.

"**Company's Certificate**" means a certificate signed on behalf of the Company by two Officers of the Manager, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Manager that meets the requirements set forth in this Indenture or if the Company no longer has a Manager, a certificate signed by analogous officers of Company.

"**covenant defeasance option**" is defined in Section 8.01(b).

"**Credit Facilities**" means the credit facilities by an affiliate of BMO Nesbitt Burns Inc. to Atlantic Holdings in existence on the Closing Date in the aggregate amount of US$50,000,000.

"**Custodian**" means any receiver, receiver and manager, monitor, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

"**DBRS**" means Dominion Bond Rating Service Limited.

"**Default**" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"**Definitive Security**" means a certificated Security that does not include the Global Securities Legend.

"**Depositary**" means The Canadian Depository for Securities Limited, its nominees and their respective successors.

"**Designated Non-Cash Consideration**" means the Fair Market Value of non-cash consideration received by the Company or one of its Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to a Company's Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-Cash Consideration.

"**Designated Senior Indebtedness**" means outstanding Senior Indebtedness which requires subordinated debt of the Company to have a forbearance provision.

"**Disqualified Recipient**" means (i) any Person that owns, directly or indirectly (through ownership of IPSs or otherwise) and after application of the constructive ownership rules of Code section 871(h)(3), 10 % or more of the total combined voting power of all classes of equity of the Company entitled to vote, (ii) a controlled foreign corporation related to the Company within the meaning of Code section 881(c)(3)(C), or (iii) a bank described in Code section 881(c)(3)(A) with respect to the Securities.

"**Disqualified Stock**" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event: (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise; (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock; or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case prior to the first anniversary of the Stated Maturity of the Securities; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such first anniversary shall be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any director, manager, officer, employee or to any plan for the benefit of such parties of the Company or its Subsidiaries or by any such plan to such parties, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such parties' termination, death or disability.

"**Documentary Taxes**" is defined in Section 2.17.

"**Equity Interests**" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"**ERISA Plan**" shall mean any employee benefit plan that is subject to the fiduciary and prohibited transaction provisions of Part 4 of Subtitle B of Title I of the *Employee Retirement Income Security Act of 1974*, as amended and/or any plan that is subject to Section 4975 of the *Internal Revenue Code of 1986*, as amended, any trust holding assets of such a plan, and any entity that is deemed to hold the assets of such a plan pursuant to 29 C.F.R. Section 2510.3-101.

"**Event of Default**" is defined in Section 6.01.

"**Excess Proceeds**" is defined in Section 4.06(b)(B).

"**Excluded Contributions**" means the net cash proceeds received by the Company after the Closing Date from (i) contributions to its common equity capital and (ii) the sale (other than to a Subsidiary of the Company or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of

the Company, in each case designated as Excluded Contributions pursuant to a Company's Certificate executed by an Officer of the Company.

"**Existing Investors**" means Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC.

"**Existing Investor Interests**" means the common membership interests and Class B membership interests in Atlantic Holdings held by the Existing Investors following the Closing Date.

"**Extraordinary Resolution**" is defined in Section 10.12(a).

"**Fair Market Value**" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of who is under undue pressure or compulsion to complete the transaction.

"**GAAP**" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants.

"**Global Securities Legend**" is defined in Section 2.04(c).

"**Global Security**" is defined in Section 2.04(a).

"**Government Obligations**" means direct obligations (or certificates representing an ownership interest in such obligations) of Canada or the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of Canada or of the United States of America is pledged and which are not callable or redeemable at the Company's option.

"**guarantee**" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) direct or indirect, in any manner (including, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

"**Guarantee**" means any guarantee of the obligations of the Company under this Indenture and the Securities by any Person in accordance with the provisions of this Indenture.

"**Guaranteed Obligations**" means all the obligations of the Company under this Indenture (including obligations to the Trustee) and the Securities, guaranteed by a Guarantee.

"**Guarantor**" means any Person that Incurs a Guarantee including the parties listed as Guarantors on Schedule 1; provided that upon the release or discharge of such Person from its Guarantee in accordance with this Indenture, such Person ceases to be a Guarantor.

"**Hedging Obligations**" means, with respect to any Person, the obligations of such Person under (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

"**Holder**" means a "**Securityholder**".

"**IPSs**" means the Company's income participating securities each representing one common share of the Company and $5.767 aggregate principal amount of 11.0% subordinated notes issued by the Company, whether currently outstanding or as may be issued from time to time.

"**Incur**" means issue, assume, guarantee, incur or otherwise become liable for and "**Incurred**" or "**Incurrence**" will have a corresponding meaning; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

"**Indebtedness**" means, with respect to any Person: (i) the principal of any indebtedness of such Person, whether or not contingent: (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred and Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, or (d) in respect of Capitalized Lease Obligations; (ii) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and (iii) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; provided, further, that any obligation of Company or any Subsidiary in respect of account credits or participants under any employee, director or officer compensation plan of the Company or Subsidiary and any obligation of the Company or any Subsidiary in respect of the Liquidity Right, will be deemed not to constitute Indebtedness.

"**Indenture**" means this Indenture, as amended or supplemented from time to time.

"**Independent Financial Advisor**" means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of the Company, qualified to perform the task for which it has been engaged.

"**Interest Expense**" means, in respect of any Person, for any period, the total cash interest expense (including that attributable to Capitalized Lease Obligations) of such Person for such period with respect to all outstanding Indebtedness of such Person (including, without limitation, all commissions, discounts and other fees and charges owed by such Person with respect to letters of credit and bankers' acceptance financing and net costs of such Person under hedge agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP).

"**Interest Payment Date**" means, with respect to any Security, the Stated Maturity or the date specified as the fixed date on which an instalment of interest on such Security is due.

"**Investment Grade Securities**" means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB (low) or higher by DBRS, BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or if no rating of DBRS, S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

"**Investments**" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration (including agreements providing for the adjustment of purchase price) of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

"**Issue Date**", with respect to any Securities, means the date on which such Securities are authenticated.

"**legal defeasance option**" is defined in Section 8.01(b).

"**Legal Holiday**" is defined in Section 15.08.

"**Lien**" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the *Personal Property Security Act* (Ontario) (or equivalent statutes) of any jurisdiction); provided that in no event will an operating lease be deemed to constitute a Lien.

"**Liquidity Right**" means the right in the limited liability company agreement of Atlantic Holdings permitting the holders of the Existing Investor Interests to require Atlantic Holdings to purchase for cancellation the Existing Investor Interests as further described in the Prospectus under "Retained Interest – Liquidity Rights of Existing Investors".

"**Major Project Operating Entity**" means a Project Operating Entity if the cash distributions received indirectly by Atlantic Holdings from such Project Operating Entity during the 12 month period ended on the last day of the most recent fiscal quarter represent, in the

aggregate, 20% or more of the consolidated cash flow of Atlantic Holdings determined in accordance with U.S. GAAP for such period.

"**Major Subsidiary**" means a Subsidiary of the Company if the cash flow of the Subsidiary for the 12 month period ended on the last day of the most recent fiscal quarter, on a consolidated basis, is equal to or greater than 20% of the consolidated cash flow of the Company determined in accordance with U.S. GAAP for such period and includes each Major Project Operating Entity.

"**Management Agreement**" means the management agreement to be entered into on or prior to the date hereof between the Manager, the Company and Atlantic Holdings, as may be amended, supplemented and restated from time to time.

"**Manager**" means Atlantic Power Management, LLC and its successors and assigns.

"**Moody's**" means Moody's Investors Service, Inc.

"**Net Proceeds**" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-Cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other considerations received in any other non-cash form), net of the direct costs to the Company relating to such Asset Sale and the sale or disposition of such Designated Non-Cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required other than pursuant to Section 4.06(b) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

"**Non Resident Holder**" is defined in Section 2.18.

"**Non-U.S. Holder**" means a beneficial owner of Securities that is not: (i) a citizen or individual resident in the United States for United States federal income tax purposes, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or a political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income tax regardless of the source, or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

"**Obligations**" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Securities will not include fees or indemnifications in favour of the Trustee and other third parties other than the Holders of the Securities.

"**Officer**" means the Chairman of the Board, the President, any Chief Executive Officer, Chief Financial Officer, Senior Vice President or Vice President, the Treasurer or the Secretary of the Manager or if the Company no longer has a Manager, any analogous officers of the Company.

"**Opinion of Counsel**" means a written opinion from legal counsel. The counsel may be an employee of or counsel to the Company.

"**Original Securities**" means the Company's 11% Subordinated Notes due 2016 issued on the Closing Date both issued in separate form or represented by the IPSs.

"***Pari Passu* Indebtedness**" means with respect to any Unsecured Guarantor all Unsecured Indebtedness of the Unsecured Guarantor, including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Unsecured Guarantor whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole, fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, whether outstanding on the Closing Date or thereafter Incurred, which Unsecured Indebtedness shall rank *pari passu* in right of payment to the Securities or the Unsecured Guarantor's Guarantee, unless in the instrument creating or evidencing the Unsecured Indebtedness or pursuant to which the Unsecured Indebtedness is outstanding it is provided that such obligations are not *pari passu* in right of payment to the Securities or the Unsecured Guarantor's Guarantee.

"**pay its Secured Guarantee**" is defined in Section 12.03(a).

"**pay its Unsecured Guarantee**" is defined in Section 13.03(a).

"**pay the Securities**" is defined in Section 11.03(a).

"**Paying Agent**" is defined in Section 2.06.

"**Payment Blockage Period**" is defined in Section 11.03(a).

"**Permitted Investments**" means: (i) any Investment in the Company or any Subsidiary; (ii) any Investment in Cash Equivalents or Investment Grade Securities; (iii) any Investment by the Company or any Subsidiary of the Company in a Person that is primarily engaged in a Similar Business; (iv) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to Section 4.06 or any other disposition of assets not constituting an Asset Sale; (v) any Investment existing on the Closing Date; (vi) advances to employees of the Company or any Subsidiary not in excess of US$5 million outstanding at any one time in the aggregate; (vii) any Investment acquired by the Company or any of its Subsidiaries: (a) in exchange for any other Investment or accounts receivable held by the Company or any such Subsidiary in connection with or as a result of a

bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Company or any of its Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (viii) Hedging Obligations permitted under Section 4.03(b)(viii); (ix) additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed the greater of 7.5% of total assets of the Company on a consolidated basis or US$5 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (x) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business, and account credits and payments to participants under the Company's or its Subsidiaries' long-term compensation plan or any successor or similar compensation plan; (xi) Investments the payment for which consists of Equity Interests of the Company (other than Disqualified Stock); (xii) Guarantees Incurred in accordance with Section 4.03; (xiii) any Investment by Subsidiaries in other Subsidiaries; (xiv) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business; and (xv) loans and advances to current or former management personnel of the Company and/or any entity in which any current or former management personnel of the Company has a beneficial or equity interest, pursuant to any management equity plan or stock option plan or any other management or employee benefit or incentive plan or agreement or any other agreement pursuant to which stock is held for the benefit of such Persons not to exceed US$5 million in aggregate principal amount at any time outstanding, the proceeds of which will be used to purchase or redeem, directly or indirectly, shares of Capital Stock of the Company.

"**Permitted Junior Securities**" shall mean debt or equity securities of the Company or any successor corporation issued pursuant to a plan of reorganization or readjustment of the Company that are subordinated to the payment of all then outstanding Senior Indebtedness of the Company at least to the same extent that the Securities are subordinated to the payment of all Senior Indebtedness of the Company on the Closing Date, so long as to the extent that any Senior Indebtedness of the Company outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full in cash on such date, either (a) the holders of any such Senior Indebtedness not so paid in full in cash have consented to the terms of such plan of reorganization or readjustment or (b) such holders receive securities which constitute Senior Indebtedness and which have been determined by the relevant court to constitute satisfaction in full in cash of any Senior Indebtedness not paid in full in cash.

"**Permitted Liens**" means, with respect to any Person: (i) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Canadian or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (ii) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person will then be proceeding with an appeal or other proceedings

for review; (iii) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; (iv) Liens in favour of issuers of performance and surety bonds or bid bonds or completion guarantees or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; (v) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (vi) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Company or any Subsidiary of the Company; (vii) Liens on property at the time the Company or a Subsidiary of the Company acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Subsidiary of the Company; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Company or any Subsidiary; (viii) Liens securing Indebtedness or other obligations of a Subsidiary of the Company owing to the Company or another Subsidiary of the Company permitted to be Incurred in accordance with Section 4.03; (ix) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under this Indenture, secured by a Lien on the same property securing such Hedging Obligations; (x) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries; (xi) Liens arising from Personal Property Registry filings or Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Subsidiaries in the ordinary course of business; (xii) Liens in favour of the Company; (xiii) Liens encumbering deposits made in the ordinary course of business to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of offset and set-off; and (xiv) Liens to secure any refinancing, refunding, extension, renewal or replacement or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (vii), (viii), (ix), (x) and (xii); provided, however, that (A) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (1) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (vii), (viii), (ix), (x) and (xii) at the time the original Lien became a Permitted Lien under this Indenture and (2) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

"**Person**" means any individual, corporation, partnership, business trust, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"**Pledge Agreements**" means those pledge agreements dated the date of this Indenture between the Pledgor and the Collateral Agent, as set out in Schedule 2, as same may

from time to time be amended, supplemented, consolidated or replaced and "**Pledge Agreement**" means one of these agreements.

"**Pledgor**" means any Person that enters into a Pledge Agreement including the parties listed as Pledgors on Schedule 1.

"**Preferred Stock**" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

"**Project Documents**" includes all power purchase agreements, steam sales contracts, operating and maintenance agreements, administrative services contracts, lease agreements, construction contracts (other than purchase orders), transmission agreements, fuel supply and transportation contracts, Project loan agreements, partnership agreements, limited liability company agreements and other organizational documents that relate to a Project, other than any such agreement that has a term of one year or less or that may be cancelled or terminated by a party thereto on less than one year's notice without substantial economic detriment.

"**Project Operating Entity**" means a limited partnership, corporation or other entity that directly owns the Projects.

"**Projects**" means the projects described in the Prospectus.

"**Prospectus**" means the final prospectus of the Company dated November 10, 2004 and filed with the securities regulatory authority in each province and territory across Canada.

"**Quarterly Base Dividend Level**" is Cdn.$0.3657 per Common Share, divided by four, subject to adjustment in the event of a: (i) stock split, recombination, consolidation, or reclassification, or (ii) issuance of Common Shares at less than fair market value or the issuance of Common Shares at less than Cdn. $4.23 per Common Share. Adjustments as a result of paragraph (ii) above must be accompanied by an opinion from an Independent Financial Advisor stating that the adjustment is fair, from a financial point of view, to the Securityholders.

"**Redemption Date**" means, with respect to any Security to be redeemed pursuant to this Indenture, the date fixed for such redemption, by or pursuant to this Indenture.

"**Redemption Price**" is defined in Section 3.01.

"**Reduced Threshold Amount**" means not less than $36,500,000 principal amount of the Securities.

"**Reduced Threshold Default**" means (i) a Default resulting from the declaration or payment of any dividend or other distributions by the Company on account of the Company's Equity Interest in contravention of its obligations under the covenants described in Section 4.04; (ii) a Default under Section 6.01(a), (b), (c), (f), (g), (h) and (j); and (iii) a Default arising from the Company's failure to comply with Sections 4.03, 4.04 and 4.08 and such failure continues for 30 days after the notice specified in Section 6.01.

"**Refinancing Indebtedness**" is defined in Section 4.03(b)(x).

“**Refunding Capital Stock**” is defined in Section 4.04(b)(ii).

“**Registrar**” is defined in Section 2.06.

“**Representative**” means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

“**Restricted Investment**” means an Investment other than a Permitted Investment.

“**Restricted Payments**” is defined in Section 4.04(a)(iii).

“**Retired Capital Stock**” is defined in Section 4.04(b)(ii).

“**Sale/Leaseback Transaction**” means an arrangement relating to property now owned or hereafter acquired by the Company or a Subsidiary whereby the Company or a Subsidiary transfers such property to a Person and the Company or a Subsidiary leases it from such Person, other than leases between the Company and a Wholly-Owned Subsidiary or between Wholly-Owned Subsidiaries.

“**S&P**” means Standard and Poor’s Ratings Group, a division of the McGraw-Hill Company, Inc.

“**Secured Guarantee**” means any Guarantee secured by a Lien.

“**Secured Guarantee Blockage Notice**” is defined in Section 12.03(a).

“**Secured Guarantee Payment Blockage Period**” is defined in Section 12.03(a).

“**Secured Guarantor**” means any Guarantor whose Guarantee is secured by a Lien.

“**Secured Indebtedness**” means any Indebtedness of the Company or any Subsidiary secured by a Lien, including the Senior Lender Indebtedness.

“**Securities**” is defined in the Preamble.

“**Securities Custodian**” means the custodian with respect to a Global Security (as appointed by the Depositary) or any successor Person thereto, who shall initially be the Trustee.

“**Security Documents**” means the Pledge Agreements and the Guarantees.

“**Securityholder**” means the Person in whose name a Security is registered on the Registrar’s books.

“**Senior Credit Documents**” means the collective reference to the Credit Facilities, the notes issued pursuant thereto, the guarantees thereof and any security documentation, the collateral documents relating thereto, and any fee letters relating thereto.

“**Senior Indebtedness**” with respect to the Company or any Subsidiary of the Company means all Secured Indebtedness of the Company or such Subsidiary, as the case may

be, including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Subsidiary of the Company whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole, fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, whether outstanding on the Closing Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the Securities or such Subsidiary's Guarantee, as applicable; provided, however, that Senior Indebtedness shall not include, as applicable, (i) any obligation of the Company to any Subsidiary of the Company, or of such Subsidiary to the Company or any other Subsidiary of the Company, (ii) any liability for federal, state, provincial, local or other taxes owed or owing by the Company or such Subsidiary, (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (iv) any Indebtedness or obligation of the Company or such Subsidiary which is *Pari Passu* Indebtedness, or (v) any obligations with respect to any Capital Stock.

"**Senior Lender Indebtedness**" means any and all amounts payable under or in respect of the Credit Facilities, the other Senior Credit Documents and any Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or Subsidiary, as applicable, whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

"**Similar Business**" means a business, the majority of whose revenues are derived from the provision of electric generating facilities, or the activities of the Company and its Subsidiaries as of the Closing Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto, including investing in electric generating facilities.

"**Sinking Fund**" means money accumulated on a regular basis in a separate custodial account that is used to redeem debt securities or preferred stock issues.

"**Stated Maturity**" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the Company unless such contingency has occurred).

"**Subscription Agreement**" means the subscription for separate subordinate notes, dated November 18, 2004 by the Caisse de Depot et Placement du Quebec.

"**Subordinated Indebtedness**" means, with respect to the Company or any Subsidiary, all Indebtedness of the Company or any Subsidiary which is not Senior Indebtedness or *Pari Passu* Indebtedness.

"**Subsidiary**" means, with respect to any Person, (i) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which 40% or more of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership, joint venture or limited liability company of which 40% or more of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and such Person owns or controls, directly or indirectly, 40% or more of the total equity and voting rights of the general partner of such entity.

"**Successor Company**" is defined in Section 5.01.

"**Successor Guarantor**" is defined in Section 5.01.

"**Taxes**" means U.S. Taxes as defined in Section 2.17.

"**Transfer**" (as a noun) shall mean any sale, transfer, gift, assignment, devise or other disposition of Securities, whether voluntary or involuntary, whether of record, constructively or beneficially, and whether by operation of law or otherwise. "**Transfer**" (as a verb) shall have the correlative meaning.

"**Treasury Regulations**" means the U.S. Treasury regulations (including final, temporary and proposed regulations) promulgated under the Code.

"**Trust Indenture Legislation**" means, at any time, (i) the provisions of the *Business Corporations Act* (Ontario) and the regulations thereunder as amended or re-enacted from time to time, and (ii) the provisions of any other applicable statute or common law of Canada or any province or territory thereof, in each case, relating to trust indentures and to the rights, duties, and obligations of the Trustee under trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to this Indenture.

"**Trustee**" means the party named as such in this Indenture until a successor replaces it and, thereafter, means the successor.

"**Underwriting Agreement**" means the underwriting agreement, dated November 10, 2004, by and among the Company, BMO Nesbitt Burns Inc. and the other underwriters, and certain other parties thereto.

"**Unsecured Indebtedness**" means any Indebtedness of the Company or any Subsidiary not secured by a Lien, including the *Pari Passu* Indebtedness.

"**Unsecured Guarantee**" means any Guarantee which is not a Secured Guarantee.

"**Unsecured Guarantee Blockage Notice**" is defined in Section 13.03(a).

"**Unsecured Guarantee Payment Blockage Period**" is defined in Section 13.03(a).

"**Unsecured Guarantor**" means any Guarantor who is not a Secured Guarantor.

"**U.S. Dollars**" means United States dollars.

"**U.S. Dollar Equivalent Amount**" means, on the record date for any distribution or payment of interest by the Company, that amount in U.S. Dollars which could be purchased using dollars at the rate of exchange approximately equal to the noon rate of exchange quoted by the Bank of Canada on such date for the purchase of U.S. Dollars with dollars.

"**U.S. GAAP**" means accounting principles generally accepted in the United States of America.

"**Voting Stock**" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors, managers or trustees, as the case may be, of such Person.

"**Weighted Average Life to Maturity**" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

"**Wholly-Owned Subsidiary**" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which will at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

1.02 Rules of Construction

Unless the context otherwise requires:

(a) all "dollars" are in Canadian dollars, unless otherwise stated;

(b) a term has the meaning assigned to it;

(c) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(d) "or" is not exclusive;

(e) "including" means including without limitation;

(f) words in the singular include the plural and words in the plural include the singular;

(g) unsecured Indebtedness shall not be deemed to be subordinate or junior to Secured Indebtedness merely by virtue of its nature as unsecured Indebtedness;

(h) the principal amount of any non-interest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the issuer dated such date prepared in accordance with GAAP;

(i) the principal amount of any Preferred Stock shall be (i) the maximum liquidation value of such Preferred Stock or (ii) the maximum mandatory redemption or mandatory repurchase price with respect to such Preferred Stock, whichever is greater;

(j) for the purposes of calculating a financial ratio all dollar amounts will be converted into the appropriate currency in accordance with GAAP; and

(k) for the purposes of any the financial covenants and related definition set out in this Indenture in respect of the period between the date hereof and such date ending March 31, 2006, financial results that are available for periods of less than 12 months shall be annualized.

ARTICLE 2
THE SECURITIES

2.01 The Original Securities; Amount Unlimited

There is hereby established the Securities to be issued under this Indenture, which are designated as the Company's "**11% Subordinated Notes due 2016**".

The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited. Additional Securities shall be issued pursuant to identical terms as the Original Securities set forth in this Indenture except for any variation in issue price, Issue Date and interest payable as a result of such variation in issuance dates.

2.02 Maturity

The Securities will mature on the twelfth anniversary of the Closing Date. To the extent that such Securities form part of IPSs, the maturity of the Securities will result in an automatic separation of the IPSs of which the Securities form a part, into their underlying Common Shares and Securities.

2.03 Payment of Interest and Principal

The Company shall pay interest on the Securities (except defaulted interest) at a rate of 11% per annum, from the Issue Date, or from the most recent date to which interest has been paid or provided for, payable monthly in arrears and calculated as an annual interest sum divided by twelve (12), less any tax required to be withheld, on the last Business Day of each month to holders of record at the close of business on the last Business Day of the preceding month with the first payment commencing on January 31, 2005, even if Securities are cancelled after the record date and on or before the Interest Payment Date and the Company shall pay defaulted interest on the Securities at a rate of 13% per annum from the date of the Default, or Event of Default and during its continuation, payable monthly in arrears less any tax required to be withheld, on the last Business Day of each month to holders of record at the close of business

on the last Business Day of the preceding month even if Securities are cancelled after the record date on or before the Interest Payment Date.

Holders must surrender Securities to a Paying Agent as defined herein to collect principal payments. The Company shall pay principal, premium, if any, and interest in money of Canada that at the time of payment is legal tender for payment of public and private debts. Payments in respect of the Securities represented by a Global Security (as defined in paragraph 2.04(a)), including principal, premium, if any, and interest, shall be made by wire transfer of immediately available funds to the accounts specified by the Depository. The Company will make all payments in respect of a certificated Security, including principal, premium, if any, and interest, and the Securities may be exchanged or transferred, at any office or agency of the Company in Toronto, Ontario, except that, at the option of the Company, payment of interest may be made by cheque mailed to the Holders at their registered addresses; provided, however, that payments on the Securities may also be made, in the case of a Holder of at least $1,000,000 aggregate principal amount of Securities, by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Company and the Trustee or the Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).

Each holder shall have the option exercisable at any time and from time to time, upon prior written notice to the Company and the Trustee of not less than 30 Business Days, prior to any record date for a payment of interest, to elect to receive the next succeeding and subsequent payments of interest in U.S. Dollars, calculated as the U.S. Dollar Equivalent Amount of the amount of interest to which it would otherwise be entitled in dollars. Any such election may be revoked by written notice to the Company and the Trustee. Any notice given less than 30 Business Days prior to the record date for a payment of interest shall become operative in respect of the succeeding scheduled interest payment.

2.04 Form and Dating

Each Security shall be dated the date of its authentication. The Securities shall be issuable only in registered form without interest coupons.

(a) Global Securities. The Original Securities and any Additional Securities shall be issued initially in the form of one or more permanent global securities in definitive, fully-registered form (collectively, the "**Global Security**"), in each case without interest coupons and bearing the Global Securities Legend (as defined herein). The aggregate principal amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee as hereinafter provided.

(b) Book-Entry Provisions. This Section 2.04(b) shall apply only to a Global Security deposited with or on behalf of the Depositary.

The Company shall execute and the Trustee shall, in accordance with this Section 2.04 and pursuant to an order of the Company, authenticate and deliver initially one or more Global Securities that (a) shall be registered in the name of the Depositary for such Global Security or Global Securities or the nominee of such Depositary and (b) shall be delivered by the

Trustee to such Depositary or pursuant to such Depositary's instructions or held by the Trustee as Securities Custodian.

Members of, or participants in, the Depositary ("**Agent Members**") shall have no rights under this Indenture with respect to any Global Security held on their behalf by the Depositary or by the Trustee as Securities Custodian or under such Global Security, and the Depositary may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of such Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Security.

(c) Global Securities Legend. Each Global Security shall bear the following legend (the "**Global Securities Legend**") or such other legend as may be required by the Depositary from time to time:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED DEPOSITORY TRUST COMPANY ("**CDS**"), AN ONTARIO CORPORATION, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CDS OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS, OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CDS, HAS AN INTEREST HEREIN:

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CDS OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF."

In addition, the Securities may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Company or any Guarantor is subject, if any, or usage provided that any such notation, legend or endorsement is in a form acceptable to the Company.

(d) 144A Legend. Each Security issued in the United States to "qualified institutional buyers" as defined in Rule 144A and adopted by the United States Securities Exchange Commission under the United States Securities Act of 1933, as amended, under this Indenture will be issued in the form of a Global Security and shall bear a securities legend in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF ATLANTIC POWER CORPORATION THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO ATLANTIC POWER CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT, OR (2) RULE 144 UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO ATLANTIC POWER CORPORATION MUST FIRST BE PROVIDED.

IF ATLANTIC POWER CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM **COMPUTERSHARE TRUST COMPANY OF CANADA** UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO **COMPUTERSHARE TRUST COMPANY OF CANADA** AND ATLANTIC POWER CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

In addition, the Securities issued in the United States may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Company or any Guarantor is subject, if any, or usage provided that any such notation, legend or endorsement is in a form acceptable to the Company.

(e) Definitive Securities. Except as provided in Section 2.09 or 2.10, owners of beneficial interests in Global Securities will not be entitled to receive physical delivery of certificated Securities.

2.05 Execution and Authentication

One or more Officers shall sign the Securities for the Company by manual or facsimile signature.

If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

A Security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture. All Securities shall be dated the date of their authentication.

The Trustee shall authenticate and make available for delivery upon a written order of the Company signed by two Officers (1) Original Securities for original issue on the date hereof in a principal amount of $221,045,000 and (2) subject to the terms of this Indenture, Additional Securities in an unlimited aggregate principal amount. Such order shall specify the amount of the Securities to be authenticated, the date on which the original issue of Securities is to be authenticated and whether the Securities are to be Original Securities or Additional Securities.

2.06 Registrar and Paying Agent

The Company shall maintain an office or agency where Securities may be presented for registration of transfer or for exchange (the "**Registrar**") and an office or agency where Securities may be presented for payment (the "**Paying Agent**"). The Registrar shall keep a register of the Securities and of their transfer and exchange. The Company may have one or more co-registrars and one or more additional paying agents. The term "Paying Agent" includes any additional paying agent, and the term "Registrar" includes any co-registrars. The Company initially appoints the Trustee as (i) Registrar and Paying Agent in connection with the Securities and (ii) the Securities Custodian with respect to the Global Securities.

The Company shall enter into an appropriate agency agreement with any Registrar or Paying Agent not a party to this Indenture, which shall implement the provisions of this Indenture that relate to such agent. The Company shall notify the Trustee of the name and address of any such agent. If the Company fails to maintain a Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.06. The Company or any of its domestically organized Wholly-Owned Subsidiaries may act as Paying Agent or Registrar.

The Company may remove any Registrar or Paying Agent upon written notice to such Registrar or Paying Agent and to the Trustee; provided, however, that no such removal shall become effective until (1) acceptance of an appointment by a successor as evidenced by an appropriate agreement entered into by the Company and such successor Registrar or Paying Agent, as the case may be, and delivered to the Trustee or (2) notification to the Trustee that the Trustee shall serve as Registrar or Paying Agent until the appointment of a successor in accordance with clause (1) above. The Registrar or Paying Agent may resign at any time upon written notice; provided, however, that the Trustee may resign as Paying Agent or Registrar only if the Trustee also resigns as Trustee in accordance with Section 7.07.

2.07 Paying Agent To Hold Money in Trust

At least one (1) Business Day (or at least four (4) Business Days in the case of Securities registered in a name other than the name of the Depositary), prior to each due date of the principal and interest on any Security, the Company shall deposit with the Paying Agent (or if the Company or a Subsidiary is acting as Paying Agent, segregate and hold in trust for the benefit of the Persons entitled thereto) a sum (in Canadian dollars only) sufficient to pay such principal and interest when so becoming due. The Company shall require each Paying Agent (other than the Trustee) to agree in writing that the Paying Agent shall hold in trust for the benefit of Securityholders or the Trustee all money held by the Paying Agent for the payment of principal of or interest on the Securities and shall notify the Trustee of any default by the Company in making any such payment. If the Company or a Subsidiary of the Company acts as

Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by the Paying Agent. Upon complying with this Section 2.07, the Paying Agent shall have no further liability for the money delivered to the Trustee.

If the Company receives a written notice pursuant to Section 2.03, the Company will, at least five (5) Business Days prior to each interest payment due date, advise the Paying Agent in writing of the amount of interest payable in U.S. Dollars for the upcoming interest due date and deposit with the Paying Agent with the exact amount of interest payable in U.S. Dollars as set out in the paragraph above.

2.08 Securityholder Lists

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders. If the Trustee is not the Registrar, the Company shall furnish, or cause the Registrar to furnish, to the Trustee, in writing at least five Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Securityholders.

2.09 Transfer and Exchange

The Securities shall be issued in registered form and shall be transferable only upon the surrender of a Security for registration of transfer and in compliance with this Section 2.09. When a Security is presented to the Registrar with a request to register a transfer, the Registrar shall register the transfer as requested. When Securities are presented to the Registrar with a request to exchange them for an equal principal amount of Securities of other denominations, the Registrar shall make the exchange as requested. The Company shall not be required to make and the Registrar need not register transfers or exchanges of Securities selected for redemption (except, in the case of Securities to be redeemed in part, the portion thereof not to be redeemed) or any Securities for a period of 15 days before a selection of Securities to be redeemed. The requirements of this Section 2.09 are intended to result in the Securities being in "registered form" within the meaning of Sections 1.871-14(c) and 5f.103-1(c) of the Treasury Regulations and Sections 163(f), 871(h) and 881(c) of the Code, and shall be interpreted and applied in a manner consistent therewith,

(a) Transfer and Exchange of Definitive Securities. When Definitive Securities are presented to the Registrar with a request to register the transfer of such Definitive Securities or to exchange such Definitive Securities for an equal principal amount of Definitive Securities of other authorized denominations, the Registrar shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Definitive Securities surrendered for transfer or exchange:

(i) shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Registrar, duly executed by the Holder thereof or such Holder's attorney duly authorized in writing; and

(ii) are accompanied by the following additional information and documents, as applicable:

(A) if such Definitive Securities are being delivered to the Registrar by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect (in the form set forth on the reverse side of the Original Security); or

(B) if such Definitive Securities are being transferred to the Company, a certification to that effect (in the form set forth on the reverse side of the Original Security).

(b) Restrictions on Transfer of a Definitive Security for a Beneficial Interest in a Global Security. A Definitive Security may not be exchanged for a beneficial interest in a Global Security except upon satisfaction of the requirements set forth below. Upon receipt by the Trustee of a Definitive Security, duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Registrar, together with written instructions directing the Trustee to make, or to direct the Securities Custodian to make, an adjustment on its books and records with respect to such Global Security to reflect an increase in the aggregate principal amount of the Securities represented by the Global Security, such instructions to contain information regarding the Depositary account to be credited with such increase, then the Trustee shall cancel such Definitive Security and cause, or direct the Securities Custodian to cause, in accordance with the standing instructions and procedures existing between the Depositary and the Securities Custodian, the aggregate principal amount of Securities represented by the Global Security to be increased by the aggregate principal amount of the Definitive Security to be exchanged and shall credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Global Security equal to the principal amount of the Definitive Security so cancelled. If no Global Securities are then outstanding and the Global Security has not been previously exchanged for certificated securities pursuant to Section 2.10, the Company shall issue and the Trustee shall authenticate, upon written order of the Company in the form of a Company's Certificate, a new Global Security in the appropriate principal amount.

(c) Transfer and Exchange of Global Securities.

(i) Any Holder of a Global Security shall, by acceptance of such Global Security, agree that transfers of beneficial interest in such Global Security may be effected only through a book-entry system maintained by (i) the Holder of such Global Security (or its agent) or (ii) any holder of a beneficial interest in such Global Security, and that ownership of a beneficial interest in such Global Security shall be required to be reflected in a book entry.

(ii) The transfer and exchange of Global Securities or beneficial interests therein shall be effected through the Depositary, in accordance with this Indenture including applicable restrictions on transfer set forth herein (if

any) and the procedures of the Depositary therefor. A transferor of a beneficial interest in a Global Security shall deliver a written order given in accordance with the Depositary's procedures containing information regarding the participant account of the Depositary to be credited with a beneficial interest in such Global Security or another Global Security and such account shall be credited in accordance with such order with a beneficial interest in the applicable Global Security and the account of the Person making the transfer shall be debited by an amount equal to the beneficial interest in the Global Security being transferred.

(iii) Notwithstanding any other provisions of this Article 2 (other than the provisions set forth in Section 2.10), a Global Security may not be transferred as a whole except by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(d) Cancellation or Adjustment of Global Security. At such time as all beneficial interests in a Global Security have either been exchanged for Definitive Securities, transferred, redeemed, repurchased or cancelled, such Global Security shall be returned by the Depositary to the Trustee for cancellation or retained and cancelled by the Trustee. At any time prior to such cancellation, if any beneficial interest in a Global Security is exchanged for Definitive Securities, transferred in exchange for an interest in another Global Security, redeemed, repurchased or cancelled, the principal amount of Securities represented by such Global Security shall be reduced and an adjustment shall be made on the books and records of the Trustee (if it is then the Securities Custodian for such Global Security) with respect to such Global Security, by the Trustee or the Securities Custodian, to reflect such reduction.

(e) Obligations with Respect to Transfers and Exchanges of Securities.

(i) To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate, Definitive Securities and Global Securities at the Registrar's request.

(ii) The Company may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charge payable upon exchange or transfer pursuant to Sections 3.06, 4.06, 4.09 and 9.04 of this Indenture).

(iii) Prior to the due presentation for registration of transfer of any Security, the Company, the Trustee, the Paying Agent or the Registrar may deem and treat the Person in whose name a Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Security and for all other purposes whatsoever, whether or not such Security is overdue, and none of the Company, the

Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

(iv) All Securities issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Securities surrendered upon such transfer or exchange.

2.10 Definitive Securities

(a) A Global Security deposited with the Depositary or with the Trustee as Securities Custodian pursuant to Section 2.04 shall be transferred to the beneficial owners thereof in the form of Definitive Securities in an aggregate principal amount equal to the principal amount of such Global Security, in exchange for such Global Security, only if such transfer complies with Section 2.09 and (i) the Depositary notifies the Company that it is unwilling or unable to continue as a Depositary for such Global Security or if at any time the Depositary ceases to be a "clearing agency" registered or designated under the Securities Legislation of the jurisdiction where the Depository has its principal office, and a successor depositary is not appointed by the Company within 90 days of such notice or (ii) the Company, in its sole discretion, notifies the Trustee in writing that it elects to cause the issuance of certificated Securities under this Indenture. Upon issuance of the Definitive Securities, the principal amount of Securities represented by such Global Security will be reduced by the principal amount of Securities represented by such Definitive Securities issued.

(b) Definitive Securities will bear the restrictive legend as set out in Sections 2.04(c) and 2.04(d), as applicable.

(c) Any Global Security that is transferable to the beneficial owners thereof pursuant to this Section 2.10 shall be surrendered by the Depositary to the Trustee, to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Security, an equal aggregate principal amount of Definitive Securities of authorized denominations. Any portion of a Global Security transferred pursuant to this Section shall be registered in such names as the Depositary shall direct.

(d) Subject to the provisions of Section 2.10(c), the registered Holder of a Global Security may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Securities.

(e) In the event of the occurrence of any of the events specified in Section 2.10(a)(i) or (ii), the Company will promptly make available to the Trustee a reasonable supply of Definitive Securities in fully-registered form without interest coupons.

2.11 Replacement Securities

If a mutilated Security is surrendered to the Registrar or if the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Company, in

its discretion, may issue and the Trustee shall authenticate a replacement Security, such that the Holder (i) satisfies the Company or the Trustee within a reasonable time after such Holder has notice of such loss, destruction or wrongful taking and the Registrar does not register a transfer prior to receiving such notification, (ii) makes such request to the Company or the Trustee prior to the Security being acquired by a purchaser, and (iii) satisfies any other reasonable requirements of the Trustee. If required by the Trustee or the Company, such Holder shall furnish an indemnity bond sufficient in the judgment of the Trustee to protect the Company, the Trustee, the Paying Agent and the Registrar from any loss that any of them may suffer if a Security is replaced. The Company and the Trustee may charge the Holder for their expenses in replacing a Security. In the event any such mutilated, lost, destroyed or wrongfully taken Security has become or is about to become due and payable, the Company in its discretion may pay such Security instead of issuing a new Security in replacement thereof.

Every replacement Security is an additional obligation of the Company.

The provisions of this Section 2.11 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, lost, destroyed or wrongfully taken Securities.

2.12 Outstanding Securities

Securities outstanding at any time are all Securities authenticated by the Trustee except for those cancelled by it, those delivered to it for cancellation and those described in this section as not outstanding. Subject to Section 15.06, a Security does not cease to be outstanding because the Company or an Affiliate of the Company holds the Security.

If the Paying Agent segregates and holds in trust, in accordance with this Indenture, on a Redemption Date or the Stated Maturity, money sufficient to pay all principal and interest payable on that date with respect to the Securities (or portions thereof) to be redeemed or maturing, as the case may be, and the Paying Agent is not prohibited from paying such money to the Securityholders on that date pursuant to the terms of this Indenture, then on and after that date such Securities (or portions thereof) cease to be outstanding and interest on them ceases to accrue unless the Paying Agent is the Company or a Subsidiary of the Company and fails to pay such money to the Holders in accordance with the terms of this Indenture.

2.13 Temporary Securities

In the event that Definitive Securities are to be issued under the terms of this Indenture, until such Definitive Securities are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Securities. Temporary Securities shall be substantially in the form of Definitive Securities but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate Definitive Securities and deliver them in exchange for temporary Securities upon surrender of such temporary Securities at the office or agency of the Company, without charge to the Holder.

2.14 Cancellation

The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to

them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Securities surrendered for registration of transfer, exchange, payment or cancellation and deliver proof of cancelled Securities to the Company pursuant to a written direction by an Officer. The Company may not issue new Securities to replace Securities it has redeemed, paid or delivered to the Trustee for cancellation. The Trustee shall not authenticate Securities in place of cancelled Securities other than pursuant to the terms of.this Indenture.

2.15 CUSIP Numbers

The Company in issuing the Securities may use "CUSIP" numbers (if then generally in use) and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company, upon becoming aware, through written notice, of any change in such "CUSIP" numbers, shall promptly notify the Trustee of such change.

2.16 Tax Treatment

The Company agrees, and by acceptance of beneficial ownership of Securities (whether or not held through IPSs) each beneficial owner of Securities agrees, (1) to treat the beneficial owner as owner of the Securities for all purposes, including in connection with the preparation and filing of any Canadian/United States federal, provincial/state, local or foreign tax return, report or other information, (2) to treat the Securities as debt and the Common Shares as common stock for all purposes (including tax and accounting purposes), (3) to treat the ownership of IPSs as the direct ownership of the Common Shares and Securities constituting the IPSs for all purposes (including tax and accounting purposes), and (4) to allocate the $10.00 purchase price of each IPS acquired from the Company on the Closing Date between the Common Share and Securities constituting such IPS as follows: $4.233 for the Common Share and $5.767 for the Securities (i.e., their principal amount) for all purposes (including tax and accounting purposes). The allocation of the purchase price of IPSs issued after the Closing Date between their constituent Common Shares and Securities shall be determined at such time by the Company.

2.17 Additional Amounts for U.S. Withholding Tax

All amounts paid or credited by the Company under or with respect to the Securities or by any Guarantor under or in respect of its Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities or expenses related thereto) imposed or levied by or on behalf of the government of the United States or any government of any political subdivision, state or territory of the United States or any authority or agency therein or thereof having power to tax (hereinafter, "**U.S. Taxes**"), unless the Company or such Guarantor, as the case may be, is required to withhold or deduct any amount for or on account of U.S. Taxes by law or by interpretation or administration of law. If the Company or any Guarantor is required to withhold or deduct any amount for or on account of U.S. Taxes from any amounts paid or credited under or with respect to the Securities or the guarantees of the Securities, the Company or such Guarantor will pay such additional

amounts ("**Additional Amounts**") as may be necessary so that the net amount received by each beneficial owner of Securities, an "owner" for purposes of this Section 2.17, including Additional Amounts, after such withholding or deduction (including any withholding or deduction in respect of Additional Amounts) will not be less than the amount the owner would have received if such U.S. Taxes had not been withheld or deducted; provided that Additional Amounts will only be payable with respect to a payment made to a Person if:

(a) the Person is a Non-U.S. Holder that is not a Disqualified Recipient, and

(b) either: (i) the Non-U.S. Holder certifies to the Company or its agent on IRS Form W-8BEN (or a suitable substitute or successor form) under penalties of perjury that such Non-U.S. Holder is not a "**United States person**" (as defined in the Code) and provides its name and address; or (ii) a "**qualified intermediary**" (as defined in applicable Treasury Regulations) receives documentation upon which it can rely to treat the Non-U.S. Holder as not a United States person and provides the Company with an IRS Form W-8IMY (or a suitable substitute or successor form).

The Company and any Guarantors will also:

(a) make such withholding or deduction; and

(b) remit the full amount deducted or withheld to the relevant authority;

in accordance with and in the time required under applicable law.

The Company and any Guarantors will furnish to the Holders of the Securities that are outstanding on the date of the withholding or deduction, within 30 days after the date of the payment of any taxes due under applicable law, certified copies of tax receipts evidencing such payment by the Company or such Guarantor.

At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable in respect of which the Company or any Guarantor will be obligated to pay Additional Amounts, the Company or such Guarantor will deliver to the Trustee a Company's Certificate stating the fact that such Additional Amounts will be payable and specifying the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders of Securities or beneficial owners on the payment date. The Trustee may rely on such Company's Certificate and shall not be liable for any loss, liability, claim, damage or expense arising from relying on such Company's Certificate. Whenever in this Indenture there is mentioned, in any context, principal, premium, if any, interest or any other amount payable under or with respect to any Securities, such mention will be considered to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Company or a Guarantor will pay any present or future stamp, court, documentary or other similar taxes, charges or levies that arise in any jurisdiction from the execution, delivery or registration of, or enforcement of rights under, the Securities, the Indenture or any related document ("**Documentary Taxes**").

The obligation to pay Additional Amounts (and any reimbursement) and Documentary Taxes under the terms and conditions described above will survive any termination, defeasance or discharge of this Indenture.

2.18 Canadian Withholding Tax

All amounts paid or credited by the Company under or with respect to the Securities, or by any Guarantor under or in respect of its Guarantee, will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities or expenses related thereto) imposed or levied by or on behalf of the government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter, "Canadian Taxes"), unless the Company or such Guarantor, as the case may be, is required to withhold or deduct any amount for or an account of Canadian Taxes by law or by interpretation or administration of law.

Notwithstanding the foregoing, if Additional Securities are issued on or after the seventh anniversary of this Indenture, all amounts paid or credited by the Company to a beneficial owner of Securities that is not a resident of Canada (a "**Non-Resident Holder**") within the meaning of the *Income Tax Act* (Canada), may be subject to Canadian withholding tax (even if the Securities qualified for an exemption from Canadian withholding tax before that time). On or after such date, if so requested by the Company, Non-Resident Holders will be required to provide the Company with information, documents, certification or other evidence confirming that such Non-Resident Holder acquired its Securities before the seventh anniversary of this Indenture or is otherwise able to prove that such Securities were issued by the Company before the seventh anniversary of this Indenture. If a Non-Resident Holder fails to duly and timely comply with a request of the Company to provide such information, documents, certification or other evidence concerning the issuance or acquisition of such Securities by such Non-Resident Holder, then the Company may deduct and withhold an amount equal to the applicable withholding tax rate under the *Income Tax Act* (Canada) in respect of such interest payment (provided that the amount so withheld shall be reduced appropriately where the Non-Resident Holder provides to the Company sufficient information, documentation, certification or other evidence that such Non-Resident Holder would be entitled to treaty benefits that reduce the applicable rate of such withholding).

The amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Company's obligation under the Securities and there is no obligation on the Company to gross-up amounts paid to a Non-Resident Holder of the Securities in respect of such deductions or withholding.

2.19 Limitation on United States Resident Ownership

(a) At no time may more than 100 United States persons (using the principles of counting for purposes of Section 3(c)(1) of the *Investment Companies Act of 1940* (the "**1940 Act**")) be the beneficial owners of the Company's securities, nor may any United States person be the beneficial owner of more than 10% of any class of securities of the Company.

(b) The Company may require declarations as to the jurisdictions in which beneficial owners of its securities are resident.

(c) If the Company becomes aware that either of the limitations in Sections 2.19(a) may be contravened, the Company will make a public announcement and will not accept a subscription for Securities from or issue or register a transfer of Securities to a Person unless the Person provides a declaration that the Person is not a United States person.

(d) If, notwithstanding the foregoing, the Company determines that more than 100 United States persons are beneficial owners of its Securities (on either a non-diluted or fully-diluted basis), the Company may send a notice to such United States beneficial owners, as applicable, chosen in inverse order to the order of acquisition or registration or in any manner as the Company may consider equitable and practicable, requiring them to sell their Securities or a portion of their Securities within a specified period of not less than 10 days. If within such 10 day period, the beneficial owners receiving the notice do not sell the specified number of Securities, as applicable, or provide the Company with satisfactory evidence that they are not United States persons, the Company may, on behalf of those beneficial owners, sell those Securities, as applicable, and, in the interim, will suspend the voting and distribution rights attached to those Securities. Upon such sale, the affected beneficial owners will cease to be beneficial owners, as applicable, and his or her rights will be limited to receiving the net proceeds of the sale.

(e) The Board of Directors will have no liability for the amount received upon a sale described in this Section, provided that they act in good faith.

2.20 Restriction on Ownership by ERISA Plans

(a) No ERISA Plan shall beneficially own any Securities.

(b) Each Person who is a beneficial owner of Securities and each Person (including the Trustee) who is holding Securities for a beneficial owner shall, within 30 days of receiving a written request from the Company therefor, provide to the Company a written statement or affidavit stating such information as the Company may request in order to determine whether such Person is an ERISA Plan or not.

(c) Any ERISA Plan which beneficially owns Securities, shall be subject to the provisions of the articles of incorporation of the Company and the restrictions and conditions relating to the ownership of Securities by an ERISA Plan, which are hereby incorporated into this Indenture by reference herein.

2.21 Sinking Fund

The Securities are not subject to any Sinking Fund.

ARTICLE 3
REDEMPTION

3.01 Optional Redemption

Except for a tax redemption described below in this Section 3.01, the Company may not redeem the Securities at its option prior to the fifth anniversary of the Closing Date.

On or after the fifth anniversary of the Closing Date, the Company may redeem the Securities, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days' notice to Holders, for cash, at a redemption price ("**Redemption Price**") equal to any accrued and unpaid interest on the Securities plus:

(i) 105% of the principal amount of Securities being redeemed where the redemption occurs on or after the fifth anniversary but before the seventh anniversary of the Closing Date;

(ii) 104% of the principal amount of Securities being redeemed where the redemption occurs on or after the seventh anniversary but before the ninth anniversary of the Closing Date;

(iii) 103% of the principal amount of Securities being redeemed where the redemption occurs on or after the ninth anniversary but before the tenth anniversary of the Closing Date;

(iv) 102% of the principal amount of Securities being redeemed where the redemption occurs on or after the tenth anniversary but before the eleventh anniversary of the Closing Date;

(v) 101% of the principal amount of Securities being redeemed where the redemption occurs on or after the eleventh anniversary but before the twelfth anniversary of the Closing Date; and

(vi) 100% of the principal amount of Securities being redeemed on the Stated Maturity.

Any exercise by the Company of its option to redeem the Securities in whole or in part, will result in an automatic separation of the IPSs affected by the redemption into their component Common Shares and Securities.

The Company may, at its option, redeem all, but not less than all, of the Securities, at any time upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the Securities plus accrued and unpaid interest to the redemption date, during any period that for U.S. federal income tax purposes the Company: (i) is not, or would not be, in the opinion of United States nationally recognized tax counsel, permitted to deduct all or a substantial portion of the interest payable on the Securities from its income; or (ii) is required to withhold or deduct any amount for or on account of Taxes from any amounts paid or credited under or with respect to the Securities and the Company is required to pay Additional Amounts.

In the case of any partial redemption, selection of the Securities for redemption will be made by the Trustee on a *pro rata* basis, by lot or by such other method as the Trustee deems fair and appropriate (and in such manner as complies with the applicable legal and regulatory requirements). If any Security is to be redeemed in part only, the notice of redemption relating to such Security will state the portion of the principal amount thereof to be redeemed. A new Security in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Security. On and after the redemption date, interest will cease to accrue on the Security or portions thereof called for redemption, so long as the Company has deposited with the Depositary funds sufficient to pay the principal of, plus accrued and unpaid interest and the premium (if any) on, the Securities to be redeemed.

3.02 Notices to Trustee

If the Company elects to redeem Securities pursuant to Section 3.01, it shall notify the Trustee in writing of the Redemption Date and the principal amount of Securities to be redeemed.

The Company shall give each notice to the Trustee provided for in this Section 3.02 at least 60 days before the Redemption Date unless the Trustee consents to a shorter period, which, in no event will be less than 30 days before the Redemption Date. Such notice shall be accompanied by a Company's Certificate from the Company to the effect that such redemption shall comply with the conditions herein. If fewer than all of the Securities of the Company are to be redeemed, the record date relating to such redemption shall be selected by the Company and given to the Trustee, which record date shall be not fewer than 15 days after the date of notice to the Trustee. Any such notice may be cancelled at any time prior to notice of such redemption being mailed to any Holder and shall thereby be void and of no effect.

3.03 Notice of Redemption

At least 30 days but not more than 60 days before the Redemption Date of any Securities, the Company, or the Trustee at the Company's direction, shall mail a notice of redemption by first-class mail to each Holder of such Securities to be redeemed at such Holder's registered address; provided that in the event the Trustee is to mail such notice, the Company shall deliver to the Trustee, at least 45 days prior to the Redemption Date, an Officers' Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided below.

The notice shall identify the Securities to be redeemed and shall state:

(a) the Redemption Date;

(b) the redemption price and the amount of accrued and unpaid interest to the Redemption Date;

(c) the name and address of the Paying Agent;

(d) that Securities called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(e) if fewer than all the outstanding Securities are to be redeemed, the certificate numbers and principal amounts of the particular Securities to be redeemed in full or part;

(f) that, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Securities (or portion thereof) called for redemption ceases to accrue on and after the Redemption Date;

(g) the CUSIP numbers, if any, printed on the Securities being redeemed; and

(h) that no representation is made as to the correctness or accuracy of the CUSIP numbers, if any, listed in such notice or printed on the Securities.

At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at the Company's expense. In such event, the Company shall provide the Trustee with the information, along with a form of the notice, required by this Section.

3.04 Effect of Notice of Redemption

Once notice of redemption is mailed, Securities called for redemption become due and payable on the Redemption Date and at the redemption price stated in the notice. Upon surrender to the Paying Agent, such Securities shall be paid at the redemption price stated in the notice, plus accrued interest, if any, to the Redemption Date; provided, however, that if the Redemption Date is after a regular record date and on or prior to the Interest Payment Date, the accrued interest shall be payable to the Securityholder of the redeemed Securities registered on the relevant record date. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.

3.05 Deposit of Redemption Price

On the Business Day immediately preceding the Redemption Date, the Company shall deposit with the Paying Agent (or, if the Company or a Subsidiary is the Paying Agent, shall segregate and hold in trust) money (in Canadian dollars) sufficient to pay the Redemption Price of and accrued and unpaid interest, if any, on all Securities to be redeemed on such Redemption Date other than Securities or portions of Securities called for redemption that have been delivered by the Company to the Trustee for cancellation. On and after the Redemption Date, interest will cease to accrue on Securities or portions thereof called for redemption so long as the Company has deposited with the Paying Agent funds (in Canadian dollars) sufficient to pay the Redemption Price of, plus accrued and unpaid interest (if any) on, the Securities to be redeemed. If the Paying Agent is the Company or a Subsidiary of the Company, such funds shall be paid out when required under the terms of this Indenture.

3.06 Securities Redeemed in Part

Upon surrender and cancellation of a Security that is redeemed in part, the Company shall execute and the Trustee shall authenticate for the Holder (at the Company's expense) a new Security equal in principal amount to the unredeemed portion of the Security surrendered.

ARTICLE 4
COVENANTS

4.01 Payment of Securities

The Company shall promptly pay the principal of and interest on the Securities on the dates and in the manner provided in the Securities and in this Indenture. Principal and interest shall be considered paid on the date due if on such date the Trustee or the Paying Agent holds in accordance with this Indenture money sufficient to pay all principal and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the Securityholders on that date pursuant to the terms of this Indenture. If the Paying Agent is the Company or a Subsidiary of the Company, such money shall be paid out when required under the terms of this Indenture.

4.02 Hedging

The Company will or shall cause a Subsidiary to enter into foreign exchange hedging arrangements within thirty (30) days from the Closing Date and not less frequently than annually thereafter, the notional amount of which arrangements shall be not less than 50% of the interest payable by the Company on outstanding Securities during the next three years, such hedges to fix the rates of exchange between the dollar and the U.S. Dollar on a rolling three year basis.

4.03 Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

(a) The Company will not, and will not permit any Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interests, and shall not permit (to the extent that the Company has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries to, directly or indirectly, Incur any Indebtedness or issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Company or any Subsidiary may Incur Indebtedness or issue shares of Disqualified Stock or Preferred Stock if the Cash Flow Coverage Ratio immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have exceeded 1.5 to 1.0 determined on a *pro forma* basis (including a *pro forma* application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

(b) The limitations set out in Section 4.03(a) will not apply to:

(i) the Incurrence by the Company and its Subsidiaries of Indebtedness pursuant to the Credit Facility or otherwise in an amount which will not exceed 15% of the amount outstanding under the Securities (on a fully-diluted basis) at that time;

(ii) the Incurrence by the Company and its Subsidiaries of Indebtedness represented by the Securities issued on the Closing Date and the Guarantees;

(iii) Indebtedness, Disqualified Stock or Preferred Stock existing on the Closing Date;

(iv) Indebtedness to be issued in the form of Additional Securities forming part of IPSs, issued to finance the redemption by Atlantic Holdings of any Existing Investor Interests and related issuance of Class A preferred membership interests of Atlantic Holdings in connection with such issuance;

(v) Indebtedness arising from agreements of the Company or a Subsidiary of the Company providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of this Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(vi) Indebtedness of the Company to a Subsidiary of the Company; provided that any such Indebtedness is subordinated in right of payment to the Securities; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Subsidiary ceasing to be a Subsidiary of the Company or any other subsequent transfer of any such Indebtedness (except to the Company or another Subsidiary of the Company) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(vii) Indebtedness of a Subsidiary of the Company to the Company or another Subsidiary of the Company; provided that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) if a Guarantor Incurs such Indebtedness to a Subsidiary of the Company that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Subsidiary of the Company lending such Indebtedness ceasing to be a Subsidiary of the Company or any other subsequent transfer of any such Indebtedness (except to the Company or another Subsidiary of the Company) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(viii) Hedging Obligations that are incurred in the ordinary course of business (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Indenture to be outstanding, (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges or (3) for the purpose of

fixing or hedging commodity price risk with respect to any commodity purchases;

(ix) any guarantee by the Company or a Subsidiary of the Company of other obligations of the Company or any of its Subsidiaries so long as the Incurrence of such Indebtedness by the Company or such Subsidiary is permitted under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Securities or the Guarantee of such Subsidiary, as applicable, any such guarantee of such Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Subsidiary's Guarantee with respect to the Securities substantially to the same extent as such Indebtedness is subordinated to the Securities or the Guarantee of such Subsidiary, as applicable;

(x) the Incurrence by the Company or any of its Subsidiaries of Indebtedness which serves to refund or refinance any Indebtedness Incurred as permitted under Section 4.03(a) and clauses (i), (ii), (iii) and (iv) above, or any Indebtedness issued to so refund or refinance such Indebtedness (subject to the following proviso, "**Refinancing Indebtedness**") prior to its respective maturity, provided, however, that such Refinancing Indebtedness:

(A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced;

(B) has a Stated Maturity which is no earlier than the Stated Maturity of the Indebtedness being refunded or refinanced;

(C) to the extent such Refinancing Indebtedness refinances Indebtedness *pari passu* with the Securities or the Obligations of the Subsidiaries that are Guarantors of such Securities, as applicable, is *pari passu* with or subordinated to the Securities or the Obligations of such Subsidiaries under such guarantee, as applicable; and

(D) is Incurred in an aggregate amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing;

(xi) Indebtedness of Persons that are acquired by the Company or any of its Subsidiaries or merged into a Subsidiary in accordance with the terms of the Indenture; provided, however, that such Indebtedness is not Incurred in contemplation of such acquisition or to provide all or a portion of the

funds or credit support required to consummate such acquisition or merger; provided further, however, that the Cash Flow Coverage Ratio described in this covenant on a pro forma basis, after giving effect to such acquisition and the Incurrence of such Indebtedness, would be greater than the actual Cash Flow Coverage Ratio for such period without giving effect to such acquisition;

(xii) the Incurrence by the Company or any of its Subsidiaries of Indebtedness which serves to finance in whole or in part the making of capital improvements required to maintain compliance with Applicable Laws or Project Documents, provided, however, that the principal amount of all such Indebtedness does not exceed an aggregate of U.S.$20,000,000 and an independent engineer confirms that such capital improvements are required to maintain compliance with Applicable Laws or Project Documents; and

(xiii) the Incurrence by the Company or any of its Subsidiaries of Indebtedness in connection with performance, surety or similar bonds, letters of credit or performance guarantees or other similar obligations in the ordinary course of business, provided, however, that the principal amount of all such Indebtedness does not exceed an aggregate of U.S.$15,000,000.

For purposes of determining compliance with this Section 4.03, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses 4.03(b)(i) through (xiii) above or is entitled to be Incurred pursuant to Section 4.03(a), the Company will, in its sole discretion, classify or reclassify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses of Section 4.03(b) or pursuant to Section 4.03(a). Accrual of interest and the accretion of accreted value will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 4.03.

4.04 Limitation on Restricted Payments

(a) The Company will not, and will not permit any Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interest, and shall not permit (to the extent that the Company has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries, to directly or indirectly:

(i) declare or pay any dividend or make any distribution on account of the Company's or any of its Subsidiaries' Equity Interests, including any payment made in connection with any merger or consolidation involving the Company (other than (A) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company or (B) dividends or distributions by a Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly-Owned Subsidiary, the Company or a Subsidiary receives at least its *pro*

rata share of such dividend or distribution in accordance with the terms of such Equity Interests;

(ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Subsidiary other than repurchases of Existing Investor Interests by Atlantic Holdings pursuant to the exercise by the Existing Investors of the Liquidity Right to the extent that such repurchase is funded through the issuance of equity securities by Atlantic Holdings; or

(iii) make a Restricted Investment;

(all such payments and other actions set forth in clauses (i), (ii) and (iii) above being collectively referred to as "**Restricted Payments**");

unless, at the time of such Restricted Payment:

(A) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

(B) immediately after giving effect to such Restricted Payment on a *pro forma* basis, the Company could Incur U.S.$1.00 of additional Indebtedness under Section 4.03(a); and

(C) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Subsidiaries after the Closing Date (including Restricted Payments permitted by clauses (i), (iii) and (v) of Section 4.04(b), but not including all other Restricted Payments permitted by Section 4.04(b)), is less than the sum of, without duplication:

(1) 100% of the Company's Cash Flow less Interest Expense and any required principal repayments on outstanding Indebtedness of the Company for the period (taken as one accounting period) from the first date of the fiscal quarter in which the Closing Date occurs to the end of the Company's most recently-ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined below) of property other than cash, received by the Company after the Closing Date from the issue or sale of Equity Interests of the Company excluding Refunding Capital Stock (as defined herein), Disqualified Stock and Excluded Contributions, including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Company), plus

(3) 100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value (as determined below) of property other than cash received by the Company as a contribution to capital since the Closing Date excluding Refunding Capital Stock (as defined herein), Disqualified Stock and Excluded Contributions, plus

(4) 100% of the aggregate amount received in cash and the Fair Market Value (as determined below) of property other than cash received since the Closing Date from (X) the sale or other disposition (other than to the Company or a Subsidiary) of Restricted Investments made by the Company and its Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Company and its Subsidiaries by any Person (other than the Company or any of its Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments, and/or (Y) the sale (other than to the Company or a Subsidiary) of the Capital Stock of a Subsidiary.

The Fair Market Value of property other than cash covered by clauses (2), (3) and (4) above will be determined in good faith by the Company and (X) in the case of property with a Fair Market Value in excess of US$2.5 million, shall be set forth in a Company's Certificate or (Y) in the case of property with a Fair Market Value in excess of US$10 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors.

(b) The provisions of Section 4.04(a) shall not prohibit:

(i) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have been permitted under the provisions of this Indenture;

(ii) (A) the repurchase, retirement or other acquisition of any Equity Interests ("**Retired Capital Stock**") or Subordinated Indebtedness of the Company in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Company or contributions to the equity capital of the Company (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) (collectively, including any such contributions, "**Refunding Capital Stock**") and (B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

(iii) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Subsidiaries issued or incurred in accordance with Section 4.03 hereof;

(iv) the declaration and payment of dividends on the Class A preferred membership interests and Class B preferred membership interests of Atlantic Holdings in accordance with their terms;

(v) the payment of dividends on the Common Shares up to an aggregate amount in any fiscal quarter not to exceed the Quarterly Base Dividend Level, provided that the Cash Flow Coverage Ratio of the Company is at least 1.25:1.0;

(vi) other Restricted Payments in an aggregate amount not to exceed U.S.$5,000,000; and

(vii) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options.

provided, however, that at the time of and after giving effect to, any Restricted Payment permitted by clauses (i), (iii), (v), (vi) and (vii) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

4.05 Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interests, and will not permit (to the extent that the Company has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries, to directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Subsidiary to:

(a) (i) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Company or any of its Subsidiaries;

(b) make loans or advances to the Company or any of its Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to the Company or any of its Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(A) contractual encumbrances or restrictions in effect on the Closing Date, including pursuant to the Credit Facility and the other Senior Credit Documents;

(B) this Indenture and the Securities;

(C) applicable law or any applicable rule, regulation or order;

(D) any agreement or other instrument relating to Indebtedness of a Person acquired by the Company or any Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(E) any restriction with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Subsidiary pending the closing of such sale or disposition;

(F) Secured Indebtedness or Liens otherwise permitted to be Incurred pursuant to Sections 4.03 and 4.08 hereof that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(G) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business that impose restrictions of the type described in Section 4.05(c) herein;

(H) customary provisions in joint venture agreements, limited partnership agreements and other similar agreements entered into in the ordinary course of business;

(I) customary provisions contained in leases and other similar agreements entered into in the ordinary course of business; or

(J) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (A) through (I) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

4.06 Asset Sales

(a) The Company will not, and will not permit any Subsidiaries in which it owns, directly or indirectly, more than 50% of the total voting or equity interest, and will not permit (to the extent that the Company has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries to, cause or make an Asset Sale, unless the Company or its Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Company) of the assets sold or otherwise disposed of.

(b) Within 365 days after the Company's or any Subsidiary's receipt of the Net Proceeds of any Asset Sale, the Company or such Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(A) to make an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case used or useful in a Similar Business; and/or

(B) to make an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale.

(c) Pending the final application of any such Net Proceeds, the Company or such Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of this paragraph shall be deemed to constitute "**Excess Proceeds**". When the aggregate amount of Excess Proceeds exceeds US$10 million, the Company will make an offer to all Holders of Securities (an "**Asset Sale Offer**") to purchase the maximum principal amount of Securities that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to the lesser of: (i) 105% of the principal amount thereof; and (ii) the Redemption Price at such date, plus accrued and unpaid interest, if any, up to, but not including, the date fixed for the closing of such offer, in accordance with the procedures set forth in this Section 4.06.

(d) In the event the Company is required to make an Asset Sale Offer, within 30 days of such requirement arising the Company shall deliver to the Trustee and send, by first-class mail, postage prepaid, to each Holder at such Holder's registered address, a written notice stating that the Holder may elect to have such Holder's Securities purchased, subject to an aggregate amount equal to the maximum principal amount of Securities that may be purchased out of the Excess Proceeds, as described in Section 4.06(c), by the Company at the applicable price, either in whole or in part. A holder of IPSs will not have its Securities purchased unless the holder separates the IPS and receives delivery of the constituent Common Shares and Subordinated Notes. The notice shall be mailed at least 30 but not more than 60 days before the purchase date. If any Security is to be purchased in part only, any notice of purchase that relates to such Security shall state the portion of the principal amount thereof that has been or is to be purchased. The

notice shall also state the period for which the offer is open for acceptance, which shall be not less than 30 days from the date of mailing.

(e) Holders electing to have a Security purchased shall be required to surrender the Security, with an appropriate form duly completed, to the Company at the address specified in the notice at least three Business Days prior to the purchase date. The Company shall deliver the Excess Proceeds (or applicable portion thereof) to the Trustee or Paying Agent on the Business Day prior to the purchase date and the Trustee (or the Paying Agent, if not the Trustee) shall, on the date of purchase, mail or deliver payment to each tendering Holder in the amount of the purchase price. In the event that the Excess Proceeds delivered by the Company to the Trustee is greater than the purchase price of the Securities tendered, the Trustee shall deliver the excess to the Company immediately after the expiration of the offer.

(f) Notwithstanding the foregoing provisions of this Section 4.06, the Company shall not be bound by such foregoing provisions to the extent the terms of the Senior Indebtedness prohibit the completion of sales and/or the application of the proceeds of sales.

4.07 Transactions with Affiliates

(a) The Company will not, and will not permit any Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interests and will not permit (to the extent that the Company has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries, to directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company or the Manager or any Affiliate of the Manager (each of the foregoing, an "**Affiliate Transaction**"), unless:

(i) such Affiliate Transaction is on terms that are not materially less favourable to the Company or the relevant Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person; and

(ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of U.S.$5 million but less than or equal to U.S.$10 million, the Company delivers to the Trustee a resolution adopted by the majority of the Board of Directors of the Company, approving such Affiliate Transaction and a Company's Certificate certifying that such Affiliate Transaction complies with clause 4.07(a)(i) above; and

(iii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of U.S.$10 million, the Company delivers to the Trustee a resolution adopted by the

majority of the board of directors of the Company, approving such Affiliate Transaction and a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Subsidiary from a financial point of view or meets the requirement of 4.07(a)(i) above.

(b) The provisions of Section 4.07(a) shall not apply to the following:

(i) Permitted Investments and Restricted Payments permitted by Section 4.04;

(ii) the payment of arms length reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company, or any Subsidiary or the Manager including, for greater certainty, any fees payable under the Management Agreement;

(iii) any agreement in effect as of the Closing Date or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders of the Securities in any material respect) or any transaction contemplated thereby; and

(iv) the existence of, or the performance by the Company or any of its Subsidiaries of its obligations under the terms of, any shareholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Closing Date and any similar agreements (including any operating agreements or limited partnership agreements) which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Subsidiaries of its obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Closing Date shall only be permitted by this clause (iv) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders of the Securities in any material respect.

4.08 Liens

The Company will not, and will not permit any Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interests and will not permit (to the extent that the Company has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of the Company or such Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligations of the Company or any of its Subsidiaries or any other Person (other than Senior Indebtedness) unless the Securities are equally and rateably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the Securities) the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence shall not require the Company or any Subsidiary to secure the Securities if the Lien consists of a Permitted Lien.

No Guarantor shall directly or indirectly create, Incur or suffer to exist any Lien on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligation of such Guarantor or any other person (other than Senior Indebtedness) unless the Guarantee of such Guarantor is equally and rateably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to such Guarantor's Guarantee or the Securities, as applicable) the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence shall not require any Guarantor to secure its Guarantee or the Securities, as applicable if the Lien consists of a Permitted Lien.

4.09 Change of Control

(a) Upon a Change of Control, the Company will offer to repurchase all or any part of each Holder's Securities at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), in accordance with the terms contemplated in Section 4.09(c); provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to offer to repurchase such Holder's Securities pursuant to this Section 4.09 in the event that it has exercised its right to redeem the Securities pursuant to Section 3.01.

(b) In the event that at the time of such Change of Control the terms of the Senior Indebtedness restrict or prohibit the repurchase by the Company of Securities pursuant to this Section 4.09, then prior to the mailing of the notice to Holders provided for in Section 4.09(c) below but in any event within 30 days following any Change of Control, the Company shall (i) repay in full all Senior Indebtedness or offer to repay in full all Senior Indebtedness and repay the Senior Lender Indebtedness of each lender who has accepted such offer or (ii) obtain the requisite consent under the agreements governing the Senior Indebtedness to permit the repurchase of the Securities as provided for in Section 4.09(c).

(c) Within 30 days following any Change of Control (except as provided in Section 4.09(a)), unless the Company has exercised its right to redeem the Securities pursuant to Section 3.01, the Company will mail a notice (the "**Change of Control Offer**") to each Holder with a copy to the Trustee stating:

(i) that a Change of Control has occurred, together with an offer to purchase such Holder's Securities at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date);

(ii) the circumstances and relevant facts and financial information regarding such Change of Control;

(iii) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(iv) the instructions determined by the Company, consistent with this Section 4.09, that a Holder must follow in order to have its Securities purchased.

(d) Notwithstanding any provision in this Section 4.09, a holder of IPSs will not have its Securities purchased unless the holder separates the IPS and receives delivery of the Common Shares and Securities represented thereby.

(e) Holders electing to have a Security purchased shall be required to surrender the Security, with an appropriate form duly completed, to the Company at the address specified in the notice at least three Business Days prior to the purchase date. Holders shall be entitled to withdraw their election if the Trustee or the Company receives not later than one Business Day prior to the purchase date a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Securities which were delivered for purchase by the Holder and a statement that such Holder is withdrawing his or her election to have such Securities purchased.

(f) On the purchase date, all Securities purchased by the Company under this Section 4.09 shall be delivered to the Trustee for cancellation, and the Company shall pay the purchase price plus accrued and unpaid interest, if any, to the Holders entitled thereto.

(g) Notwithstanding the foregoing provisions of this Section 4.09, the Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in Section 4.09(c) applicable to a Change of Control Offer made by the Company and purchases all Securities validly tendered and not withdrawn under such Change of Control Offer.

(h) The Company shall comply, to the extent applicable, with the requirements of any applicable securities laws or regulations in connection with the repurchase of Securities pursuant to this Section 4.09. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.09, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.09 by virtue thereof.

4.10 Reports

The Company shall furnish to the Trustee annually, all information that the Company would be required under the *Securities Act* (Ontario) to include in any annual information form or other reports submitted to the Ontario Securities Commission or to the TSX, notwithstanding which, the Company shall provide to the Trustee (i) within 90 days after the end of the Company's fiscal year, annual audited financial statements prepared in accordance with GAAP; (ii) within 90 days after the end of the Company's fiscal year a Management Discussion and Analysis Report; and (iii) within 45 days after the end of each of the first three quarters of the Company's fiscal year, unaudited quarterly financial statements certified by an Officer, prepared in accordance with GAAP.

4.11 Compliance Certificate

The Company will deliver to the Trustee (i) within 90 days after the end of each fiscal year of the Company commencing with the fiscal year ending on December 30, 2004 and (ii) within 45 days after the end of each of the first three quarters of the Company's fiscal year, beginning on the first quarter ending March 31, 2005, a Company's Certificate stating that in the course of the performance by the signers of their duties as officers of the Company they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such period. If they do, the Company's Certificate shall describe the Default, its status and what action the Company is taking or proposes to take with respect thereto.

4.12 Further Instruments and Acts

Upon request of the Trustee or as otherwise necessary, the Company shall execute and deliver or cause to be executed and delivered such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

4.13 Listing of Common Shares

Within 30 days prior to the maturity of the Securities, the Company shall use its reasonable efforts to list or quote the outstanding Common Shares on the securities exchange(s) or automated securities quotation system(s), if any, on which the IPSs will then be listed or quoted, in addition to any other securities exchange on which the Common Shares is then listed.

4.14 Formation of IPSs; Ratio of Common Share to Securities

(a) So long as any Securities are outstanding, any Holder of Securities and Common Shares may, at any time and from time to time, through such Holder's broker or other financial institution, combine the applicable number of Common Shares and principal amount of Securities to form IPSs which shall be (subject to Section 4.14(b)), the same number of Common Shares and principal amount of Securities represented by an IPS on the date of this Agreement.

(b) In the event of any stock split, recombination or reclassification of Common Shares, the ratio of Common Shares to principal amount of Securities represented by an IPS shall be correspondingly changed. Immediately following the occurrence of any such event, the Company shall file with the securities regulatory authorities in each jurisdiction in which the Company is a "reporting issuer" or its equivalent, a material change report, disclosing the changes in the ratio of Common Shares to principal amount of Securities as a result of such event.

4.15 Amendment to Approval Rights

If the Company has amended or consented to the amendment of, or has permitted Atlantic Holdings to amend or consent to the amendment of, any direct or indirect contractual or other approval rights that the Company has over the actions of any of its Subsidiaries, any action taken by a Subsidiary of the Company that prior to such amendment would have required the

direct or indirect approval of the Company shall, for the purposes of Sections 4.03, 4.04, 4.05, 4.06, 4.07 and 4.08, be considered to have been permitted by the Company.

ARTICLE 5
SUCCESSOR COMPANY

5.01 Merger, Consolidation or Sale of All or Substantially All Assets

(a) The Company will not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation) or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of Canada or any province or territory thereof (the Company or such Person, as the case may be, being herein called the "**Successor Company**");

(ii) the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under this Indenture, the Securities and any related security pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(iii) all of the Guarantees of the Securities, and related security, remain in full force and effect or replacement guarantees and security reasonably satisfactory to the Trustee are provided;

(iv) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing;

(v) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period the Cash Flow Coverage Ratio for the Successor Company and its Subsidiaries would be greater than or equal to such ratio for the Issuer and its Subsidiaries immediately prior to such transaction;

(vi) each party to the Securities and Guarantees, unless they are the other party to the transactions described above, will have by supplemental securities and guarantees confirmed that such securities and guarantees will apply to such Person's obligations under the Securities and Guarantees (or, such parties will have entered into guarantees of the Securities in form and substance substantially the same as the Guarantees); and

(vii) the Company will have delivered to the Trustee a Company's Certificate and an Opinion of Counsel stating that such consolidation, merger or transfer and such supplemental securities, guarantees and indenture (if any) (or guarantees of the Securities) comply with this Indenture.

The Successor Company shall succeed to, and be substituted for, the Company under this Indenture and the Securities. Notwithstanding the foregoing Sections 5.01(a)(iii) and 5.01(a)(v), (a) any Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company or to another Subsidiary of the Company, and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another province or territory of Canada so long as the amount of Indebtedness of the Company and its Subsidiaries is not increased thereby.

(b) Subject to the provisions of a Guarantee governing the release of the Guarantee upon the sale or disposition of a Guarantor that is a Subsidiary of the Company, each Guarantor shall not, and the Company shall not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of Canada or the United States or any province or territory of Canada or state of the United States (such Guarantor or such Person, as the case may be, being herein called the "**Successor Guarantor**");

(ii) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under this Indenture and such Guarantor's Guarantee and related security pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(iii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing; and

(iv) the Guarantor shall have delivered or caused to be delivered to the Trustee a Company's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with this Indenture.

Subject to the provisions of a Guarantee governing the release of the Guarantee, the Successor Guarantor shall succeed to, and be substituted for, such Guarantor under this Indenture and such Guarantor's Guarantee. Notwithstanding the foregoing Section 5.01(b)(iii), a Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States or province or territory of Canada so long as the amount of Indebtedness of the Guarantor is not increased thereby.

ARTICLE 6
DEFAULTS AND REMEDIES

6.01 Events of Default

An "**Event of Default**" occurs if:

(a) the Company defaults in any payment of interest on any Security when the same becomes due and payable and such Default continues for a period of 30 days;

(b) the Company defaults in the payment of the principal or premium, if any, of any Security when the same becomes due and payable at its Stated Maturity, upon optional redemption, upon required repurchase, upon acceleration or otherwise in accordance with this Indenture.

(c) the Company fails to comply with Section 5.01 hereof;

(d) the Company fails to comply with Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10 or 4.11 (other than a failure to purchase Securities when required under Sections 4.06 or 4.09) and such failure continues for 30 days after the notice specified below;

(e) the Company fails to comply with any of its agreements in the Securities or this Indenture (other than those referred to in (a), (b), (c) or (d) above) and such failure continues for 60 days after the notice specified below;

(f) Indebtedness of the Company or any Major Subsidiary (other than Indebtedness owing to the Company or a Wholly-Owned Subsidiary) is not paid within any applicable grace period after final maturity or the acceleration by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds US$5 million or its foreign currency equivalent;

(g) the Company or any Major Subsidiary of the Company pursuant to or within the meaning of any Bankruptcy Law:

  (i) commences a voluntary case or proceeding;

  (ii) consents to the entry of an order for relief against it in an involuntary case or proceeding;

  (iii) consents to the appointment of a Custodian of it or for any substantial part of its property; or

(iv) makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency;

(h) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company or any Major Subsidiary of the Company in an involuntary case;

(ii) appoints a Custodian of the Company or any Major Subsidiary of the Company or for any substantial part of the property of the Company or any Major Subsidiary of the Company; or

(iii) orders the winding up or liquidation of the Company or any Major Subsidiary of the Company;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 90 days;

(i) any judgment or decree for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in excess of US$25 million or its foreign currency equivalent is entered against the Company or a Major Subsidiary of the Company if (A) an enforcement proceeding thereon has been commenced and has not been discharged or stayed within 90 days thereafter or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed;

(j) the Securities or any Guarantee or any security therefor cease to be in full force and effect, except as contemplated by the terms thereof, or the Company or any Guarantor denies or disaffirms its obligations under this Indenture or any Guarantee or any security therefor, except as contemplated by the terms thereof, and such Default continues for 10 days; or

(k) the Company fails to make an offer to repurchase as required under Sections 4.06 or 4.09.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

A Default under clause (d) or (e) above is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Securities (or the Holders of a Reduced Threshold Amount in the case of a Reduced Threshold Default) notify the Company of the Default and the Company does not cure such Default within the time specified in clause (d) or (e), as the case may be, after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "**Notice of Default**".

The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of a Company's Certificate of any Event of Default under clause (c), (f) or (j) and any event which with the giving of notice or the lapse of time would become an Event of Default under clause (d), (e) or (i), its status and what action the Company is taking or proposes to take with respect thereto.

6.02 Acceleration

Subject to Acceleration Forebearance Periods during which the principal amount of the Securities will not be due and payable by the Company or any Guarantor, if an Event of Default (other than an Event of Default specified in Section 6.01(g) or 6.01(h) with respect to the Company) occurs and is continuing, the Trustee or the Holders of at least 25% (or Holders of a Reduced Threshold Amount for a Reduced Threshold Default) in principal amount of the outstanding Securities by notice to the Company may declare the principal of, premium, if any, and accrued but unpaid interest on all the Securities be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in Section 6.01(g) or 6.01(h) with respect to the Company occurs, the principal of, premium, if any, and interest on all the Securities shall *ipso facto* become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Securityholders. The Holders of a majority in principal amount of the Securities by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except a Reduced Threshold Default or a Default arising from the non-payment of principal or interest. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Subject to the provisions of Article 7 of this Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense.

Subject to the provisions of Article 7 of this Indenture, if an Event of Default has occurred and is continuing, the Trustee shall be required to exercise the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise as a reasonable Canadian trust company would exercise or use under the circumstances in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under this Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

If such a declaration to accelerate is made on or before the fifth anniversary of the Closing Date, the Company will redeem the Securities for cash, at a redemption price equal to any accrued and unpaid interest on the Securities plus 105% of the principal amount of Securities being redeemed.

6.03 Other Remedies

If an Event of Default occurs and is continuing, subject to Acceleration Forebearance Periods, the Trustee may pursue any available remedy to collect the payment of principal of or interest on the Securities or to enforce the performance of any provision of the Securities or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

6.04 Waiver of Past Defaults

The Holders of a majority in principal amount of the outstanding Securities affected by notice to the Trustee may on behalf of the Holders of all such Securities waive an existing Default or an Event of Default and its consequences except (i) a continuing Default or an Event of Default in the payment of the principal of or interest on a Security, (ii) a Reduced Threshold Default, (iii) a Default or an Event of Default arising from the failure to make an offer to redeem or purchase; or redeem or purchase any Security when required pursuant to the terms of this Indenture or (iv) a Default or an Event of Default in respect of a provision that under Section 9.02 cannot be amended without the consent of each Securityholder affected. The Holders of 100% in principal amount of the outstanding Securities affected by notice to the Trustee may waive the existing Default or Event of Default, mentioned in (i), (ii), (iii) and (iv) above. In the event of any Event of Default specified in Sections 6.01(d) or 6.01(f), such Event of Default and all consequences thereof (including any acceleration or resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged, or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or (z) if the default that is the basis for such Event of Default has been cured. When a Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

6.05 Control by Majority

The Holders of a majority in principal amount of the Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture or, subject to Section 7.01, that the Trustee determines is unduly prejudicial to the rights of any other Securityholders or would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Prior to taking any action hereunder, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

6.06 Limitation on Suits

Except to preserve or enforce the right to receive payment of principal, premium (if any) or interest when due, no Securityholder may pursue any remedy with respect to this Indenture or the Securities unless:

(a) the Holder gives to the Trustee written notice stating that an Event of Default is continuing;

(b) the Holders of at least 25% (or Holders of a Reduced Threshold Amount in respect of a remedy (other than acceleration) for a Reduced Threshold Default) in principal amount of the outstanding Securities make a written request to the Trustee to pursue the remedy;

(c) such Holder or Holders offer to the Trustee reasonable security or indemnity satisfactory to it against any loss, liability or expense;

(d) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of security or indemnity; and

(e) except for a remedy (other than an acceleration) for a Reduced Threshold Default, the Holders of a majority in principal amount of the Securities do not give the Trustee a direction inconsistent with the request during such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Securities are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee.

A Securityholder may not use this Indenture to prejudice the rights of another Securityholder or to obtain a preference or priority over another Securityholder.

6.07 Rights of Holders to Receive Payment

Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of and interest on the Securities held by such Holder, on or after the respective due dates expressed in the Securities, or to bring suit for the enforcement of any such payment of principal of and interest on the Securities on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

6.08 Collection Suit by Trustee

If an Event of Default specified in Section 6.01(a) or (b) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount then due and owing (together with interest on any unpaid interest to the extent lawful) and the amounts provided for in Section 7.06.

6.09 Trustee May File Proofs of Claim

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Securityholders allowed in any judicial proceedings relative to the Company, any Subsidiary or Guarantor, their creditors or their property and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.06.

6.10 Priorities

If the Trustee collects any money or property pursuant to this Article 6, it shall pay out the money or property in the following order:

FIRST: to the Trustee for amounts due under Section 7.06;

SECOND: to holders of Senior Indebtedness of the Company to the extent required by Article 11;

THIRD: to Securityholders for amounts due and unpaid on the Securities for principal and interest, rateably, without preference or priority of any kind, according to the amounts due and payable on the Securities for principal and interest, respectively; and

FOURTH: to the Company or any other obligor on the Securities or as a court of competent jurisdiction shall direct in writing.

The Trustee may fix a record date and payment date for any payment to Securityholders pursuant to this Section 6.10. At least 15 days before such record date, the Trustee shall mail to each Securityholder and the Company a notice that states the record date, the payment date and amount to be paid.

6.11 Undertaking for Costs

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than 25% (or Holders of a Reduced Threshold Amount) in principal amount of the Securities.

6.12 Waiver of Stay or Extension Law

Neither the Company nor any Guarantor (to the extent it may lawfully do so) shall at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company and each Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE 7
TRUSTEE

7.01 Duties of Trustee

(a) The Trustee has the authority, on behalf of the holders of Securities under this Indenture, to enter into documents and security agreements on their behalf.

(b) If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise as a reasonable Canadian trust company would exercise or use under the circumstances in the conduct of such trust company's own affairs.

(c) Except during the continuance of an Event of Default:

(i) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of certificates or opinions specifically required by any provision hereof to be furnished to it, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(d) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own wilful misconduct, except that:

(i) this paragraph does not limit the effect of paragraph (c) of this Section; and

(ii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(e) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (c) and (d) of this Section 7.01.

(f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company.

(g) Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(h) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(i) Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.01.

7.02 Rights of Trustee

(a) The Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting under this Indenture or any other agreement to which the Trustee is a party in connection with this Indenture, it may require a Company's Certificate or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Company's Certificate or Opinion of Counsel.

(c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the Trustee's conduct does not constitute wilful misconduct or negligence.

(e) The Trustee may consult with counsel, and the advice or opinion of counsel with respect to legal matters relating to this Indenture, any other agreement to which the Trustee is a party in connection with this Indenture and the Securities shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, note or other paper or document unless requested in writing to do so by the Holders of not less than a

majority in principal amount of the Securities at the time outstanding, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the expense of the Company and shall incur no liability of any kind by reason of such inquiry or investigation.

(g) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might reasonably be incurred by it in compliance with such request or direction.

(h) The Trustee shall not be deemed to have notice of any Default or Event of Default unless written notice of any event which is in fact such a default is received by the Trustee at the Trustee's head office, and such notice references the Securities and this Indenture.

(i) The rights, privileges, protections, immunities and benefits given to the Trustee, its employees, directors, officer, agents and its successors and assigns, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

(j) The Trustee may request that the Company deliver a Company's Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Company's Certificate may be signed by any Person authorized to sign a Company's Certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded.

7.03 Individual Right of Trustee

The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent, Registrar or co-paying agent may do the same with like rights.

7.04 Trustee's Disclaimer

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Company's use of the proceeds from the Securities, and it shall not be responsible for any statement of the Company in this Indenture or in any document issued in connection with the sale of the Securities or in the Securities other than the Trustee's certificate of authentication.

7.05 Notice of Defaults

If a Default occurs and is continuing and is actually known to the Trustee, the Trustee shall mail to each Securityholder notice of the Default within the earlier of 90 days after it occurs or 30 days after written notice of it is received by the Trustee. Except in the case of a Default in payment of principal or premium (if any) or interest on any Security or in the case of a Reduced Threshold Default, the Trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of Securityholders. In addition, the Company shall deliver to the Trustee, within 90 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year.

7.06 Compensation and Indemnity

The Company shall pay to the Trustee from time to time reasonable compensation for its services. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred or made by it in accordance with the provisions of this Indenture and the provisions of any other agreement to which the Trustee is a party in connection with this Indenture, including costs of collection, in addition to the compensation for its services, except for any such expenses as may be attributable to its negligence or wilful misconduct. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Trustee's agents, counsel, accountants and experts. The Company and each Guarantor, jointly and severally, shall indemnify the Trustee its employees, directors, officers, agents, successors and assigns against any and all loss, liability, claim, damage or expense (including reasonable attorneys' fees and expenses) incurred by or in connection with the administration of this trust and the performance of its duties hereunder and under any other agreement to which the Trustee is a party in connection with this Indenture. The Trustee shall notify the Company of any claim for which it may seek indemnity promptly upon obtaining actual knowledge thereof; provided, however, that any failure so to notify the Company shall not relieve the Company or any Guarantor of its indemnity obligations hereunder and under any other agreement to which the Trustee is a party in connection with this Indenture. The Company shall defend the claim and the indemnified party shall provide reasonable cooperation at the Company's expense in the defence of such Claim. Such indemnified parties may together have one counsel at any time and the Company and the Guarantors, as applicable shall pay the fees and expenses of such counsel; provided, however, that the Company shall not be required to pay such fees and expenses if it assumes such indemnified parties' defence and, in such indemnified parties' reasonable judgment, there is no conflict of interest between the Company and the Guarantors, as applicable, and such parties in connection with such defence. The Company need not reimburse any expense or indemnify against any loss, liability, claim, damage or expense incurred by an indemnified party through such party's own negligence or wilful misconduct.

To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of and interest on particular Securities.

The Company's payment obligations pursuant to this Section shall survive the satisfaction or discharge of this Indenture, any rejection or termination of this Indenture under

any Bankruptcy Law or the resignation or removal of the Trustee. When the Trustee incurs expenses after the occurrence of a Default specified in Section 6.01(g) or (h) with respect to the Company, the expenses are intended to constitute expenses of administration under the Bankruptcy Law.

7.07 Replacement of Trustee

The Trustee may resign at any time by so notifying the Company. The Holders of a majority in principal amount of the Securities may remove the Trustee by so notifying the Trustee and may appoint a successor Trustee. The Company shall remove the Trustee if:

(a) the Trustee is adjudged bankrupt or insolvent;

(b) a receiver or other public officer takes charge of the Trustee or its property;

(c) the Trustee is in breach of its duties under this Indenture and such breach continues for a period greater than 30 days; or

(d) the Trustee otherwise becomes incapable of acting.

If the Trustee resigns, is removed by the Company or by the Holders of a majority in principal amount of the Securities and such Holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of the Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Company shall promptly appoint a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Securityholders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the Lien provided for in Section 7.06.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee or the Holders of 10% in principal amount of the Securities may petition at the expense of the Company any court of competent jurisdiction for the appointment of a successor Trustee.

Notwithstanding the replacement of the Trustee pursuant to this Section 7.07, the Company's obligations under Section 7.06 shall continue for the benefit of the retiring Trustee.

7.08 Successor Trustee by Merger

If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall be the successor Trustee.

In case at the time such successor or successors by merger, conversion, transfer or consolidation to the Trustee shall succeed to the trusts created by this Indenture any of the

Securities shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Securities so authenticated; and in case at that time any of the Securities shall not have been authenticated, any successor to the Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Securities or in this Indenture provided that the certificate of the Trustee shall have.

7.09 Trust Indenture Legislation

This Indenture is subject to the provisions of the Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions. Without limiting the foregoing, the Trustee and the Company each agree to comply with all provisions of the Trust Indenture Legislation applicable to or binding upon each of them in connection with the with this Indenture.

If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Trust Indenture Legislation, such mandatory requirement shall prevail.

ARTICLE 8
DISCHARGE OF INDENTURE DEFEASANCE

8.01 Discharge of Liability on Securities; Defeasance

(a) When (i) the Company delivers to the Trustee all outstanding Securities (other than Securities replaced pursuant to Section 2.11 or paid or Securities for which payment money has heretofore been deposited in trust pursuant to this Article 8) for cancellation or (ii) all outstanding Securities not theretofore delivered for cancellation have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption pursuant to Article 3 hereof or will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice in the name and at the expense of the Company, and the Company or any Guarantor irrevocably deposits or causes to be deposited with the Trustee funds or Government Obligations on which payment of principal and interest when due will be sufficient to pay at Stated Maturity or upon redemption all outstanding Securities, including interest thereon to maturity or such Redemption Date (other than Securities replaced pursuant to Section 2.11), and if in either case the Company pays all other sums payable hereunder by the Company, then this Indenture shall, subject to Section 8.01(c), cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of this Indenture on demand of the Company accompanied by a Company's Certificate and an Opinion of Counsel and at the cost and expense of the Company.

(b) Subject to Sections 8.01(c) and 8.02, the Company at any time may terminate (i) all of its Obligations under the Securities and this Indenture ("**legal defeasance option**") or (ii) its obligations under Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10, 4.12 and 5.01(a)(v) and the operation of Sections 6.01(f), 6.01(g)

(with respect to Major Subsidiaries of the Company only), 6.01(h) (with respect to Major Subsidiaries of the Company only), 6.01(i) or 6.01(k) ("**covenant defeasance option**"). In the event that the Company terminates all of its Obligations under the Securities and this Indenture by exercising its legal defeasance option, or if the Company exercises its covenant defeasance option, the Obligations under the Guarantees shall each be terminated simultaneously with the termination of such Obligations.

If the Company exercises its legal defeasance option, payment of the Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, payment of the Securities may not be accelerated because of an Event of Default specified in Section 6.01(d), 6.01(f), 6.01(g) (with respect to Major Subsidiaries of the Company only) or because of the failure of the Company to comply with Sections 5.01(a)(v) with respect to Major Subsidiaries of the Company only). The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

Upon satisfaction of the conditions set forth herein and upon request of the Company, the Trustee shall acknowledge in writing the discharge of those obligations that the Company terminates.

(c) Notwithstanding clauses (a) and (b) above, the Company's obligations in Sections 2.06, 2.07, 2.08, 2.09, 2.10, 2.11, 2.12, 7.06, 7.07 and in this Article 8 shall survive until the Securities have been paid in full. Thereafter, the Company's obligations in Sections 7.06, 8.04 and 8.05 shall survive such satisfaction and discharge.

(d) In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or Government of Canada obligations for the payment of principal, premium (if any) and interest on the Securities to redemption or maturity, as the case may be, and must comply with certain other conditions, including (i) delivery to the Trustee of an opinion of counsel to the effect that Holders of the Securities will not recognize income, gain or loss for U.S. federal or Canadian income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal or Canadian income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or the Canada Revenue Agency, and (ii) so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Securities without violating the subordination provisions of this Indenture or any other material agreement binding on the Company.

8.02 Conditions to Defeasance

The Company may exercise its legal defeasance option or its covenant defeasance option only if:

(a) the Company irrevocably deposits in trust with the Trustee money or Government Obligations for the payment of principal, premium (if any) and interest on the Securities to maturity or redemption, as the case may be;

(b) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the Securities to maturity or redemption, as the case may be;

(c) 123 days pass after the deposit is made and during the 123-day period no Event of Default specified in Section 6.01(g) or (h) with respect to the Company occurs which is continuing at the end of the period;

(d) the deposit does not constitute a default under any other material agreement binding on the Company and is not prohibited by Article 11;

(e) in the case of the legal defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel stating that, subject to customary assumptions and exclusions, the Company has received from, or there has been published by, the Internal Revenue Service or Canada Revenue Agency a ruling to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Securityholders will not recognize income, gain or loss for U.S. or Canadian federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. or Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

(f) in the case of the covenant defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that, subject to customary assumptions and exclusions, the Securityholders will not recognize income, gain or loss for U.S. or Canadian federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. or Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred; and

(g) the Company delivers to the Trustee a Company's Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent to the defeasance and discharge of the Securities as contemplated by this Article 8 have been complied with.

Before or after a deposit, the Company may make arrangements satisfactory to the Trustee for the redemption of Securities at a future date in accordance with Article 3.

8.03 Application of Trust Money

The Trustee shall hold in trust money or Government Obligations deposited with it pursuant to this Article 8. It shall apply the deposited money and the money from Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Securities. Money and securities so held in trust are not subject to Article 11.

8.04 Repayment to Company

The Trustee and the Paying Agent shall promptly turn over to the Company upon request any excess money or securities held by them at any time.

Subject to any applicable abandoned property law, the Trustee and the Paying Agent shall pay to the Company upon written request any money held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter, Securityholders entitled to the money must look to the Company for payment as general creditors.

8.05 Indemnity for Government Obligations

The Company shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited Government Obligations or the principal and interest received on such Government Obligations.

8.06 Reinstatement

If the Trustee or Paying Agent is unable to apply any money or Government Obligations in accordance with this Article 8 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to this Article 8 until such time as the Trustee or Paying Agent is permitted to apply all such money or Government Obligations in accordance with this Article 8; provided, however, that, if the Company has made any payment of interest on or principal of any Securities because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money or Government Obligations held by the Trustee or Paying Agent.

ARTICLE 9
AMENDMENTS

9.01 Without Consent of Holders

The Company and the Trustee may amend this Indenture or the Securities without prior notice or consent of any Securityholder:

(a) to cure any ambiguity, omission, defect or inconsistency;

(b) to comply with Article 5;

(c) to provide for uncertificated Securities in addition to or in place of certificated Securities;

(d) to add additional Guarantees with respect to the Securities or to secure the Securities;

(e) to add to the covenants of the Company or any Guarantor for the benefit of the Holders or to surrender any right or power herein conferred upon the Company or any Guarantor;

(f) to make any change that does not adversely affect the rights of any Securityholder;

(g) to provide for the issuance of the Additional Securities, which shall have terms identical to the Original Securities (except for any variation in issue price, issuance date and interest payable as a result of such dates), and which shall be treated, together with any outstanding Original Securities, as a single issue of securities, including the entering into of one or more indentures supplemental hereto for this purpose; or

(h) to provide for the issuance of Additional Securities as a separate new series of the Securities provided that the terms thereof are otherwise identical to the Original Securities (except for such permitted variations) and with the Original Securities contemporaneously being redesignated as the first series of the Securities.

An amendment under this Section 9.01 may not make any change that adversely affects the rights under Article 11 or Article 12 of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or Representative thereof authorized to give a consent) consent to such change.

After an amendment under this Section becomes effective, the Company shall mail to Securityholders a notice briefly describing such amendment. The failure to give such notice to all Securityholders, or any defect therein, shall not impair or affect the validity of an amendment under this Section.

9.02 With Consent of Holders

(a) The Company and the Trustee may: (X) amend this Indenture or the Securities; or (Y) waive any past or existing Default (subject to Article 6) or compliance with any provision of this Indenture or the Securities, provided that in connection with both (X) and (Y) above, the Company has obtained:

(i) the written consent of the Holders of at least a majority in principal amount of the Securities then outstanding and affected by such amendment or waiver (including consents obtained in connection with a purchase of or tender offer or exchange for the Securities); or

(ii) the approval of a majority of the principal amount of the Securities represented at a meeting of Holders held in accordance with Article 10 and affected by such amendment or waiver (including consents obtained in

connection with a purchase of or tender offer or exchange for the Securities);

(b) Notwithstanding Section 9.02(a) and Article 10, without the consent of each Holder of the Securities affected, an amendment or waiver may not:

(i) reduce the amount of Securities whose Holders must consent to an amendment;

(ii) reduce the rate of or extend the time for payment of interest on any Security;

(iii) reduce the principal of or reduce or extend the Stated Maturity of any Security;

(iv) reduce the premium (if any) payable upon the redemption of any Security or change the time at which any Security may be redeemed in accordance with Article 3;

(v) make any Security payable in a currency other than that stated in the Security;

(vi) make any change in Article 11, Article 12 or Article 13 that adversely affects the rights of any Holder under Article 11, Article 12 or Article 13;

(vii) make any change in Section 6.04 or 6.07 or this Section 9.02;

(viii) modify the Guarantees or any security in any manner adverse to the Holders;

(ix) impair the right of any Holder to receive payment of principal or premium and if any, interest on such Holder's Securities on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Securities; or

(x) except in connection with an offer by the Company to purchase all of Securities (A) waive a Reduced Threshold Default; or (B) amend the covenants described in Section 4.04 above in any way that would permit a Reduced Threshold Default or that would permit the Company to take any action described in 4.04(a)(ii) when it would not have otherwise been permitted to take such action under the terms of Section 4.04 as in effect on the date hereof.

It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof.

An amendment or waiver under this Section 9.02 may not make any change that adversely affects the rights under Article 11, Article 12 or Article 13 of any holder of Senior

Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

After an amendment or waiver under this Section becomes effective, the Company shall mail to Securityholders a notice briefly describing such amendment or waiver. The failure to give such notice to all Securityholders, or any defect therein, shall not impair or affect the validity of an amendment or waiver under this Section 9.02.

9.03 Revocation and Effect of Consent and Waivers

A consent to an amendment or a waiver by a Holder of a Security shall bind the Holder and every subsequent Holder of that Security or portion of the Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent or waiver is not made on the Security. However, any such Holder or subsequent Holder may revoke the consent or waiver as to such Holder's Security or portion of the Security if the Trustee receives the notice of revocation before the date on which the Trustee receives a Company's Certificate from the Company certifying that the requisite number of consents has been received. After an amendment or waiver becomes effective, it shall bind every Securityholder. An amendment or waiver becomes effective upon the (i) receipt by the Company or the Trustee of the requisite number of consents, (ii) satisfaction of conditions to effectiveness as set forth in this Indenture and an indenture supplemental hereto containing such amendment or waiver and (iii) execution of such amendment or waiver (or supplemental indenture) by the Company and the Trustee.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Securityholders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were Securityholders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date.

9.04 Notation on or Exchange of Securities

If an amendment changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security regarding the changed terms and return it to the Holder. Alternatively, if the Company or the Trustee so determines, the Company in exchange for the Security shall issue and the Trustee shall authenticate a new Security that reflects the changed terms. Failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment.

9.05 Trustee To Sign Amendments

The Trustee shall sign any amendment authorized pursuant to this Article 9 if the amendment does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment the Trustee shall be entitled to receive indemnity reasonably satisfactory to it and shall be provided with and (subject to Section 7.01) shall be fully protected in relying upon, a Company's Certificate and an Opinion of Counsel stating that such amendment is authorized or permitted by this Indenture and that

such amendment is the legal, valid and binding obligation of the Company and the Guarantors enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof.

9.06 Payment for Consent

Neither the Company nor any Affiliate of the Company shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Securities unless such consideration is offered to be paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

ARTICLE 10
MEETINGS OF SECURITYHOLDERS

10.01 Right to Convene Meeting

The Trustee or the Company may at any time and from time to time, and the Trustee shall, on receipt of a written request of the Company or a written request signed by Holders of the Reduced Threshold Amount and upon receiving funding and being indemnified to its reasonable satisfaction by the Company or by the Securityholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Securityholders. In the event of the Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Company or such Securityholders, as the case may be, may convene such meeting. Every meeting of Securityholders shall be held in the City of Toronto, Ontario or at such other place as may be approved or determined by the Trustee and shall be held in accordance with the provisions of this Article 10.

10.02 Notice of Meetings

At least 21 days' notice of any meeting shall be given to the Securityholders and a copy of such notice shall be sent by post to the Trustee, unless the meeting has been called by it and to the Company, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any Securityholder shall not invalidate any resolution passed at any such meeting. A Securityholder may waive notice of a meeting either before or after the meeting.

10.03 Chairman

Some Person, who need not be a Securityholder, nominated in writing by the Trustee, shall be chairman of the meeting and if no Person is so nominated, or if the Person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Securityholders present in person or by proxy shall choose some Person present to be chairman.

10.04 Quorum

Subject to the provisions of Section 10.12, at any meeting of the Securityholders a quorum shall consist of Securityholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Securities. If a quorum of the Securityholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Securityholders or pursuant to a request of the Securityholders, shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and (if reasonably practicable) place and no notice shall be required to be given in respect of such adjourned meeting or at such other time and place as the chairman of the meeting may decide and notice shall be given to Holders at least five days prior to such day. At the adjourned meeting, the Securityholders present in person or by proxy shall, subject to the provisions of Section 10.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Securities. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

10.05 Power to Adjourn

The chairman of any meeting at which a quorum of the Securityholders is present may, with the consent of the Holders of a majority in principal amount of the Securities represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

10.06 Show of Hands

Every question submitted to a meeting shall, subject to Section 10.07, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Securities, if any, held by him or her.

10.07 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Securityholders or proxies for Securityholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Securities represented at the meeting and voted on the poll.

10.08 Voting

On a show of hands every Person who is present and entitled to vote, whether as a Securityholder or as proxy for one or more Securityholders or both, shall have one vote. On a poll each Securityholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $10.00 principal amount of Securities of which they are the Holder. Any fractional amounts resulting from such conversion shall be rounded to the nearest $10.00. A proxy need not be a Securityholder. In the case of joint Securityholders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Securities of which they are joint Holders.

10.09 Proxies

A Securityholder may be present and vote at any meeting of Securityholders in person or by proxy. The Company (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Securityholders to be present and vote at any meeting without producing their Securities, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a) the voting by proxy by Securityholders and the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any Person signing on behalf of a Securityholder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Trust or the Securityholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic means before the meeting to the Trust or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. The Trustee may dispense with any such deposit and permit Securityholders to make proof of ownership in such other manner, if any, as the Trustee may approve. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders of any Securities, or as entitled to vote or be present at the meeting in respect thereof, shall be Securityholders and Persons whom Securityholders have by instrument in writing duly appointed as their proxies.

10.10 Persons Entitled to Attend Meetings

The Company and the Trustee, by their respective officers, employees, directors and trustees, the auditors of the Company and the legal advisers of the Company, the Trustee or any Securityholder may attend any meeting of the Securityholders, but shall have no vote as such.

10.11 Powers Exercisable by Extraordinary Resolution

Subject to Article 9 and in addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Securityholders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) power to authorize the Trustee to grant extensions of time for payment of any principal or interest on the Securities, whether or not the principal or interest, the payment of which is extended, is at the time due or overdue;

(b) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Securityholders or the Trustee (with the prior written consent of the Trustee) against the Company, or against its property or assets or any part thereof, whether such rights arise under this Indenture or the Securities or otherwise;

(c) subject to obtaining all required regulatory approvals (including stock exchange approvals), power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture, the Subordinated Notes, the Guarantees or any security therefor which shall be agreed to by the Company and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d) power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Company or for the consolidation, amalgamation or merger of the Company with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Company or any part thereof;

(e) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f) power to waive, and direct the Trustee to waive, any default hereunder and/or cancel any declaration made by the Trustee, either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g) power, to restrain any Securityholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal or interest on the Securities, or for the execution of any trust or power hereunder, or for the appointment of a liquidator, receiver or trustee-in-bankruptcy, or to have the Trust

wound up, and to require any Securityholder to waive any default or defaults by the Trust hereunder or upon which any action or proceeding is founded;

(h) power to direct any Securityholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, of the costs, charges and expenses reasonably and properly incurred by such Securityholder in connection therewith;

(i) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any units or other securities of the Company;

(j) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Securityholders, such of the powers of the Securityholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee and the Trustee by the Securityholders. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be themselves Securityholders. Every such committee may elect, from its members, its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Securityholders. Neither the committee nor any member thereof nor the Trustee shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k) power to authorize the Trustee or any other Person to bid at any sale of the Company's properties or assets or any part thereof and to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, or themselves, as the case may be, to advance such monies (in which event it or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon) and to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Securityholders outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal of and interest on Securities then outstanding before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, Securities or other securities or obligations of any company formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be

determined by such Extraordinary Resolution of the Securityholders and, subject to such terms and conditions, to dispose of such cash, units, bonds, Securities or other securities or obligations pursuant to the provisions of Section 10.11(d), and until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge and cede and transfer the property and assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed, with interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien or charge upon the property and assets so purchased for the amounts so advanced and interest thereon) and otherwise deal with such property and assets and the proceeds of any sale, transfer or conveyance thereof as the Securityholders may by such Extraordinary Resolution direct;

(l) power to remove the Trustee from office and to appoint a new Trustee or Trustees provided that no such removal shall be effective unless and until a new Trustee or Trustees shall have become bound by this Indenture; and

(m) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Securityholders or by any committee appointed pursuant to Section 10.11(j).

Notwithstanding the foregoing provisions of this Section 10.11 none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 11 and Article 12 which could reasonably be expected to detrimentally affect the rights, remedies or recourse of the priority of the Senior Indebtedness.

10.12 Meaning of "Extraordinary Resolution"

(a) The expression "**Extraordinary Resolution**" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Securityholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 10 at which the Holders of the Reduced Threshold Amount are present in person or by proxy and passed by the favourable votes of the Holders of not less than 66⅔% of the principal amount of the Securities present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b) If, at any such meeting, the Holders of the Reduced Threshold Amount are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 10.02. Such notice may be given prior to the convening of the original meeting, in anticipation of no quorum being present thereat, in which event it shall state that it is to have effect only if the original meeting is adjourned for lack of a quorum. Such notice shall

state that at the adjourned meeting the Securityholders present in person or by proxy shall form a quorum. At the adjourned meeting the Securityholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of Holders of not less than 66⅔% of the principal amount of the Securities present or represented by proxy at the meeting and voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the Holders of the Reduced Threshold Amount in principal amount of the Securities then outstanding are not present in person or by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

10.13 Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Securityholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Securityholders to exercise the same or any other such power or powers thereafter from time to time.

10.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Company, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Securityholders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

10.15 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Securityholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by all Holders of the outstanding Securities by an instrument in writing signed in one or more counterparts.

10.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Securityholders shall be binding upon all the Securityholders, whether present at or absent from such meeting, and every instrument in writing signed by Securityholders in accordance with Section 10.15 shall be binding upon all the Securityholders, whether signatories thereto or not, and each and every Securityholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

10.17 Evidence of Rights Of Securityholders

(a) Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Securityholders may be in any number of concurrent instruments of similar tenor signed or executed by such Securityholders.

(b) The Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

ARTICLE 11
SUBORDINATION

11.01 Agreement To Subordinate

The Company agrees, and each Securityholder by accepting a Security agrees, that the Indebtedness evidenced by the Securities is subordinated in right of payment, to the extent and in the manner provided in this Article 11, to the prior payment in full of all existing and future Senior Indebtedness of the Company and termination of commitments with respect to the Senior Lender Indebtedness and that the subordination is for the benefit of and enforceable by the holders of such Senior Indebtedness. The Securities shall in all respects rank:

(i) senior in right of payment to all existing and future Subordinated Indebtedness of the Company (including trade payables); and

(ii) junior to Indebtedness that is Senior Indebtedness of the Company, including the Company's guarantee of Atlantic Holdings' Obligations under the Credit Facility;

in accordance with the provisions set forth herein. All provisions of this Article 11 shall be subject to Section 11.12.

11.02 Liquidation, Dissolution, Bankruptcy

Upon any payment or distribution of the assets of the Company to creditors upon a total or partial liquidation or dissolution of the Company or reorganization of or similar proceeding relating to the Company or its property, the holders of Senior Indebtedness of the Company shall be entitled to receive payment in full of the Senior Indebtedness of the Company before the Securityholders are entitled to receive any payment and until the Senior Indebtedness is paid in full and all commitments with respect to the Senior Lender Indebtedness shall have been terminated, any payment or distribution to which Securityholders would be entitled but for this Article 11 shall be made to holders of the Senior Indebtedness of the Company as their interests may appear (except that Securityholders may receive and retain (i) Permitted Junior Securities and (ii) payments made from the trust described under Section 8.01 so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Securities without violating this Article 11).

11.03 Default on Senior Indebtedness

(a) The Company may not pay the principal of, premium (if any) or interest on, the Securities or make any deposit pursuant to Section 8.01 and may not otherwise purchase, redeem or otherwise retire any Securities (except that Holders may receive and retain (i) Permitted Junior Securities and (ii) payments made from the trust described in Section 8.01)) (collectively, "**pay the Securities**") if (A) a default in the payment of the principal of, premium, if any, or interest on any Senior Indebtedness of the Company occurs and is continuing or any other amount owing in respect of any Senior Indebtedness of the Company is not paid when due, or (B) any other default on Senior Indebtedness of the Company occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, (x) the default has been cured or waived and any such acceleration has been rescinded or (y) such Senior Indebtedness has been paid in full. However, the Company may pay the Securities without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of such Senior Indebtedness with respect to which either of the events set forth in clause (A) or (B) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (A) or (B) of the second preceding sentence) with respect to any Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Securities for a period (a "**Payment Blockage Period**") commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a "**Blockage Notice**") of such default from the Representative of such Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice, (ii) by repayment in full of such Senior Indebtedness or (iii) because the default giving rise to such Blockage Notice is no longer continuing). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the first sentence of this Section 11.03 and Section 11.02), unless the holders of such Senior Indebtedness or the Representative of such holders shall have accelerated the maturity of such Designated Senior Indebtedness, the Company may resume payments on the Securities after the end of such Payment Blockage Period. In no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of this Section 11.03, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Senior Indebtedness of the Company initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

(b) After the occurrence of an Event of Default, the Company or the Trustee shall promptly notify the holders of the Senior Indebtedness (or their Representative) of such occurrence. If any Senior Indebtedness is outstanding, the Company may not pay the Securities until five Business Days after such holders or the Representative of the Senior Indebtedness receives notice of such occurrence and, thereafter, may pay the Securities only if the provisions of this Article 11 otherwise permit payment at that time.

11.04 Acceleration of Payment of Securities; Acceleration Forebearance

After the occurrence of an Event of Default, the Company or the Trustee shall promptly notify the holders of the Senior Indebtedness (or their Representative) of such occurrence. The principal amount of the Securities shall not be due and payable by the Company during any Acceleration Forebearance Period.

11.05 When Distribution Must Be Paid Over

If a distribution is made to Securityholders that because of this Article 11 should not have been made to them, subject to Section 11.09, the Securityholders who receive the distribution shall hold it in trust for holders of Senior Indebtedness of the Company and pay it over to them as their respective interests may appear.

11.06 Subrogation

After all Senior Indebtedness of the Company is paid in full and until the Securities are paid in full, Securityholders shall be subrogated to the rights of holders of such Senior Indebtedness to receive distributions applicable to Senior Indebtedness. A distribution made under this Article 11 to holders of such Senior Indebtedness of the Company which otherwise would have been made to Securityholders is not, as between the Company and Securityholders, a payment by the Company to such Securityholders.

11.07 Relative Rights

This Article 11 defines the relative rights of Securityholders and holders of Senior Indebtedness of the Company. Nothing in this Indenture shall:

(a) impair, as between the Company and Securityholders, the obligation of the Company, which is absolute and unconditional, to pay principal of and interest on the Securities in accordance with their terms; or

(b) prevent the Trustee or any Securityholder from exercising its available remedies upon a Default, subject to the rights of holders of Senior Indebtedness of the Company to receive distributions otherwise payable to Securityholders.

11.08 Subordination May Not Be Impaired by Company

No right of any holder of Senior Indebtedness of the Company to enforce the subordination of the Indebtedness evidenced by the Securities shall be impaired by any act or failure to act by the Company or by its failure to comply with this Indenture.

11.09 Rights of Trustee and Paying Agent

Notwithstanding Section 11.03, the Trustee or Paying Agent may continue to make, and Holders may continue to receive and retain, payments on the Securities and shall not be charged with knowledge of the existence of facts that would prohibit the making or receiving of any such payments unless, not less than two Business Days prior to the date of such payment, the Trustee receives notice satisfactory to it that payments may not be made under this Article 11. The Company, the Registrar, the Paying Agent, a Representative or a holder of Senior Indebtedness of the Company may give the notice; provided, however, that, if an issue of Senior Indebtedness of the Company has a Representative, only the Representative may give the notice.

The Trustee in its individual or any other capacity may hold Senior Indebtedness of the Company with the same rights it would have if it were not Trustee. The Registrar and the Paying Agent may do the same with like rights. The Trustee shall be entitled to all the rights set forth in this Article 11 with respect to any Senior Indebtedness of the Company which may at any time be held by it, to the same extent as any other holder of such Senior Indebtedness; and nothing in Article 7 shall deprive the Trustee of any of its rights as such holder. Nothing in this Article 11 shall apply to claims of, or payments to, the Trustee under or pursuant to Section 7.06.

11.10 Distribution or Notice to Representative

Whenever a distribution is to be made or a notice given to holders of Senior Indebtedness of the Company, the distribution may be made and the notice given to their Representative (if any).

11.11 Not To Prevent Events of Default or Limit Right To Accelerate

The failure to make a payment pursuant to the Securities by reason of any provision in this Article 11 shall not be construed as preventing the occurrence of a Default. Except as otherwise provided in Section 11.04, nothing in this Article 11 shall have any effect on the right of the Securityholders or the Trustee to accelerate the maturity of the Securities.

11.12 Trust Moneys Not Subordinated

Notwithstanding anything contained herein to the contrary, payments from money or the proceeds of Government Obligations held in trust under Article 8 by the Trustee for the payment of principal of and interest on the Securities shall not be subordinated to the prior payment of any Senior Indebtedness of the Company or subject to the restrictions set forth in this Article 11, and none of the Securityholders shall be obligated to pay over any such amount to the Company or any holder of Senior Indebtedness of the Company or any other creditor of the Company.

11.13 Trustee Entitled To Rely

Upon any payment or distribution pursuant to this Article 11, the Trustee and the Securityholders shall be entitled to rely (i) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 11.02 are pending, (ii) upon a certificate of the liquidating trustee or agent or other Person making such payment or distribution to the Trustee or to the Securityholders or (iii) upon the Representatives for the holders of Senior Indebtedness of the Company for the purpose of ascertaining the Persons

entitled to participate in such payment or distribution, the holders of such Senior Indebtedness and other Indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 11. In the event that the Trustee determines, in good faith, that evidence is required with respect to the right of any Person as a holder of Senior Indebtedness of the Company to participate in any payment or distribution pursuant to this Article 11, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of such Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and other facts pertinent to the rights of such Person under this Article 11, and, if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment. The provisions of Sections 7.01 and 7.02 shall be applicable to all actions or omissions of actions by the Trustee pursuant to this Article 11.

11.14 Trustee To Effectuate Subordination

Each Securityholder by accepting a Security authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination between the Securityholders and the holders of Senior Indebtedness of the Company as provided in this Article 11 and appoints the Trustee as attorney-in-fact for any and all such purposes.

11.15 Trustee Not Fiduciary for Holders of Senior Indebtedness

The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness of the Company and shall not be liable to any such holders if it shall mistakenly pay over or distribute to Securityholders or the Company or any other Person, money or assets to which any holders of Senior Indebtedness of the Company shall be entitled by virtue of this Article 11 or otherwise.

11.16 Reliance by Holders of Senior Indebtedness on Subordination Provisions

Each Securityholder by accepting a Security acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Indebtedness of the Company, whether such Senior Indebtedness was created or acquired before or after the issuance of the Securities, to acquire and continue to hold, or to continue to hold, such Senior Indebtedness and such holder of such Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Senior Indebtedness.

11.17 Trustee's Compensation Not Prejudiced

Nothing in this Article 11 shall apply to amounts due to the Trustee pursuant to other Sections of this Indenture.

11.18 Defeasance

The terms of this Article 11 shall not apply to payments from money or the proceeds of Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Securities pursuant to the provisions described in Section 8.03.

ARTICLE 12
SUBORDINATION OF THE SECURED GUARANTEES

12.01 Agreement To Subordinate Secured Guarantors

Each Secured Guarantor agrees and each Securityholder by accepting a Security agrees, that the obligations of a Secured Guarantor hereunder are subordinated in right of payment, to the extent and in the manner provided in this Article 12, to the prior payment in full of all existing and future Senior Indebtedness of the Secured Guarantor and the termination of commitments with respect to the Senior Indebtedness and that the subordination is for the benefit of and enforceable by the holders of such Senior Indebtedness of such Secured Guarantor. The obligations hereunder with respect to a Secured Guarantor shall in all respects rank:

(i) senior in right of payment to all existing and future Unsecured Indebtedness of a Secured Guarantor (including trade payables); and

(ii) junior to Indebtedness that is Senior Indebtedness of the Secured Guarantor, including the Senior Indebtedness under the Credit Facility;

in accordance with the provisions set forth herein.

12.02 Liquidation, Dissolution Bankruptcy

Upon any payment or distribution of the assets of a Secured Guarantor to creditors upon a total or partial liquidation or dissolution of such Secured Guarantor or reorganization of or similar proceeding relating to such Secured Guarantor and its properties, the holders of Senior Indebtedness of such Secured Guarantor shall be entitled to receive payment in full of such Senior Indebtedness of such Secured Guarantor and the termination of commitments with respect to the Senior Indebtedness before Securityholders are entitled to receive any payment and until the Senior Indebtedness of such Secured Guarantor is paid in full and the termination of commitments with respect to the Senior Indebtedness, any payment or distribution to which Securityholders would be entitled but for this Article 12 shall be made to holders of such Senior Indebtedness of such Secured Guarantor as their interests may appear. If a distribution is made to Securityholders that due to this Article 12 should not have been made to them, such Securityholders are required to hold it in trust for the holders of Senior Indebtedness of such Secured Guarantor and pay it over to them as their interests may appear (except that Securityholders may receive and retain (i) Permitted Junior Securities and (ii) payments made from the trust described under Section 8.01 so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Securities without violating this Article 12).

12.03 Default on Senior Indebtedness of such Secured Guarantor

(a) A Secured Guarantor may not make any payment pursuant to any of the Guaranteed Obligations and may not otherwise purchase, redeem or otherwise retire any Securities (collectively, "**pay its secured Guarantee**") if (i) a default in the payment of the principal of, premium, if any, or interest on any Senior Indebtedness of such Secured Guarantor occurs and is continuing or any other amount owing in respect of any Senior Indebtedness of such Secured Guarantor is not paid when due, or (ii) any other default on Senior Indebtedness of such

Secured Guarantor occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, (x) the default has been cured or waived and any such acceleration has been rescinded or (y) such Senior Indebtedness has been paid in full. However, such Secured Guarantor may pay its Guarantee without regard to the foregoing if such Secured Guarantor and the Trustee receive written notice approving such payment from the Representative of such Senior Indebtedness with respect to which either of the events in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (i) or (ii) of the second preceding sentence) with respect to any Senior Indebtedness of a Secured Guarantor pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, such Secured Guarantor may not pay its Guarantee for a period (a "**Secured Guarantee Payment Blockage Period**") commencing upon the receipt by the Trustee (with a copy to such Secured Guarantor and the Company) of written notice (a "**Secured Guarantee Blockage Notice**") of such default from the Representative of such Senior Indebtedness specifying an election to effect a Secured Guarantee Payment Blockage Period and ending 179 days thereafter (or earlier if such Secured Guarantee Payment Blockage Period is terminated (i) by written notice to the Trustee (with a copy to such Secured Guarantor and the Company) from the Person or Persons who gave such Secured Guarantee Blockage Notice, (ii) because such Senior Indebtedness has been repaid in full or (iii) because the default giving rise to such Secured Guarantee Blockage Notice is no longer continuing). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the first sentence of this Section 12.03 and in Section 12.02), unless the holders of such Senior Indebtedness or the Representative of such holders shall have accelerated the maturity of such Designated Senior Indebtedness, such Secured Guarantor may resume payments on its Guarantee after such Secured Guarantee Payment Blockage Period, including any missed payments. Not more than one Secured Guarantee Blockage Notice may be given with respect to a Secured Guarantor in any consecutive 360-day period, irrespective of the number of defaults with respect to Senior Indebtedness of such Secured Guarantor during such period.

(b) After the occurrence of an Event of Default, the Company or the Trustee shall promptly notify the holders of the Senior Indebtedness (or their Representative) of such occurrence. If any Senior Indebtedness is outstanding, a Secured Guarantor may not pay the Securities until five Business Days after such holders or the Representative of the Senior Indebtedness receives notice of such occurrence and, thereafter, may pay the Securities only if the provisions of this Article 12 otherwise permit payment at that time.

12.04 Demand for Payment; Acceleration Forebearance

After the occurrence of an Event of Default and a demand for payment is made on a Secured Guarantor pursuant to its Guarantee, the Trustee shall promptly notify the holders of the Senior Indebtedness (or the Representative of such holders) of such occurrence. The

principal amount of the Securities will not be due and payable by any Secured Guarantor during any Acceleration Forebearance Period.

12.05 When Distribution Must Be Paid Over

If a payment or distribution is made to Securityholders that because of this Article 12 should not have been made to them, subject to Section 12.09, the Securityholders who receive the payment or distribution shall hold such payment or distribution in trust for holders of the Senior Indebtedness of the relevant Secured Guarantor and pay it over to them as their respective interests may appear.

12.06 Subrogation

After all Senior Indebtedness of a Secured Guarantor is paid in full and the termination of commitments with respect to the Senior Indebtedness and until the Securities are paid in full in cash, Securityholders shall be subrogated to the rights of holders of Senior Indebtedness of such Secured Guarantor to receive distributions applicable to Senior Indebtedness of such Secured Guarantor. A distribution made under this Article 12 to holders of Senior Indebtedness of such Secured Guarantor which otherwise would have been made to Securityholders is not, as between such Secured Guarantor and Securityholders, a payment by such Secured Guarantor on such Senior Indebtedness.

12.07 Relative Rights

This Article 12 defines the relative rights of Securityholders and holders of Senior Indebtedness of a Secured Guarantor. Nothing in this Indenture shall:

(a) impair, as between a Secured Guarantor and Securityholders, the obligation of a Secured Guarantor which is absolute and unconditional, to make payments with respect to the Guaranteed Obligations to the extent set forth in its Guarantee; or

(b) prevent the Trustee or any Securityholder from exercising its available remedies upon a default by a Secured Guarantor under its obligations with respect to the Guaranteed Obligations, subject to the rights of holders of Senior Indebtedness of such Secured Guarantor to receive distributions otherwise payable to Securityholders.

12.08 Subordination May Not Be Impaired by a Secured Guarantor

No right of any holder of Senior Indebtedness of such Secured Guarantor to enforce the subordination of the obligations of such Secured Guarantor hereunder shall be impaired by any act or failure to act by such Secured Guarantor or by its failure to comply with this Indenture.

12.09 Right of Trustee and Paying Agent

Notwithstanding Section 12.03, the Trustee or the Paying Agent may continue to make, and Holders may continue to receive and retain, payments on the Securities and shall not be charged with knowledge of the existence of facts that would prohibit the making of any such payments unless, not less than two Business Days prior to the date of such payment, the Trustee

receives notice satisfactory to it that payments may not be made under this Article 12. A Secured Guarantor, the Registrar or co-registrar, the Paying Agent, a Representative or a holder of Senior Indebtedness of a Secured Guarantor may give the notice; provided, however, that if an issue of Senior Indebtedness of a Secured Guarantor has a Representative, only the Representative may give the notice.

The Trustee in its individual or any other capacity, may hold Senior Indebtedness of a Secured Guarantor with the same rights it would have if it were not Trustee. The Registrar and co-registrar and the Paying Agent may do the same with like rights. The Trustee shall be entitled to all the rights set forth in this Article 12 with respect to any Senior Indebtedness of a Secured Guarantor which may at any time be held by it, to the same extent as any other holder of Senior Indebtedness of such Secured Guarantor; and nothing in Article 7 shall deprive the Trustee of any of its rights as such holder. Nothing in this Article 12 shall apply to claims of, or payments to, the Trustee under or pursuant to Section 7.06.

12.10 Distribution or Notice to Representative

Whenever a distribution is to be made or a notice given to holders of Senior Indebtedness of a Secured Guarantor, the distribution may be made and the notice given to their Representative (if any).

12.11 Not To Prevent Events of Default or Limit Right To Accelerate

The failure of a Secured Guarantor to make a payment on any of its obligations by reason of any provision in this Article 12 shall not be construed as preventing the occurrence of a default by such Secured Guarantor under such obligations. Nothing in this Article 12 shall have any effect on the right of the Securityholders or the Trustee to make a demand for payment on a Secured Guarantor pursuant to its Guarantee.

12.12 Trustee Entitled To Rely

Upon any payment or distribution pursuant to this Article 12, the Trustee and the Securityholders shall be entitled to rely (i) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 12.02 are pending, (ii) upon a certificate of the liquidating trustee or agent or other Person making such payment or distribution to the Trustee or to the Securityholders or (iii) upon the Representatives for the holders of Senior Indebtedness of a Secured Guarantor for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of the Senior Indebtedness of a Secured Guarantor and other Indebtedness of a Secured Guarantor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 12. In the event that the Trustee determines, in good faith, that evidence is required with respect to the right of any Person as a holder of Senior Indebtedness of a Secured Guarantor to participate in any payment or distribution pursuant to this Article 12, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Senior Indebtedness of such Secured Guarantor held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and other facts pertinent to the rights of such Person under this Article 12, and, if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment. The provisions of Sections 7.01 and 7.02

shall be applicable to all actions or omissions of actions by the Trustee pursuant to this Article 12.

12.13 Trustee To Effectuate Subordination

Each Securityholder by accepting a Security authorizes and directs the Trustee on his or her behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination between the Securityholders and the holders of Senior Indebtedness of each of the Secured Guarantors as provided in this Article 12 and appoints the Trustee as attorney-in-fact for any and all such purposes.

12.14 Trustee Not Fiduciary for Holders of Senior Indebtedness of Secured Guarantor

The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness of a Secured Guarantor and shall not be liable to any such holders if it shall mistakenly pay over or distribute to Securityholders or the relevant Secured Guarantor or any other Person, money or assets to which any holders of Senior Indebtedness of such Secured Guarantor shall be entitled by virtue of this Article 12 or otherwise.

12.15 Reliance by Holders of Senior Indebtedness of a Secured Guarantor on Subordination Provisions

Each Securityholder by accepting a Security acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Indebtedness of a Secured Guarantor, whether such Senior Indebtedness of such Secured Guarantor was created or acquired before or after the issuance of the Securities, to acquire and continue to hold, or to continue to hold, such Senior Indebtedness of such Secured Guarantor and such holder of Senior Indebtedness of such Secured Guarantor shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Senior Indebtedness of such Secured Guarantor.

12.16 Defeasance

The terms of this Article 12 shall not apply to payments from money or the proceeds of Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Securities pursuant to the provisions described in Section 8.03.

ARTICLE 13
SUBORDINATION OF THE UNSECURED GUARANTEES

13.01 Agreement To Subordinate Unsecured Guarantors

Each Unsecured Guarantor agrees and each Securityholder by accepting a Security agrees, that the obligations of an Unsecured Guarantor hereunder are subordinated in right of payment, to the extent and in the manner provided in this Article 13, to the prior payment in full of all existing and future Senior Indebtedness and the termination of commitments with respect to the Senior Indebtedness and Secured Indebtedness of the Unsecured Guarantor and that the subordination is for the benefit of and enforceable by the holders of such Senior

Indebtedness and Secured Indebtedness of such Unsecured Guarantor. The obligations hereunder with respect to an Unsecured Guarantor shall in all respects rank:

(i) *pari passu* in right of payment with all existing and future *Pari Passu* Indebtedness of the Unsecured Guarantor; and

(ii) junior to Indebtedness that is Senior Indebtedness and Secured Indebtedness of the Unsecured Guarantor, including the Senior Indebtedness under the Credit Facility;

in accordance with the provisions set forth herein.

13.02 Liquidation, Dissolution Bankruptcy

Upon any payment or distribution of the assets of an Unsecured Guarantor to creditors upon a total or partial liquidation or dissolution of such Unsecured Guarantor or reorganization of or similar proceeding relating to such Unsecured Guarantor and its properties, the holders of Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor shall be entitled to receive payment in full of such Senior Indebtedness and the termination of commitments with respect to the Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor before Securityholders are entitled to receive any payment and until the Senior Indebtedness and Secured Indebtedness of such Unsecured Guarantor is paid in full and the termination of commitments with respect to the Senior Indebtedness, any payment or distribution to which Securityholders would be entitled but for this Article 13 shall be made to holders of such Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor as their interests may appear. If a distribution is made to Securityholders that due to this Article 13 should not have been made to them, such Securityholders are required to hold it in trust for the holders of Senior Indebtedness and Secured Indebtedness of such Unsecured Guarantor and pay it over to them as their interests may appear (except that Securityholders may receive and retain (i) Permitted Junior Securities and (ii) payments made from the trust described under Section 8.01 so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Securities without violating this Article 13).

13.03 Default on Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor

(a) An Unsecured Guarantor may not make any payment pursuant to any of the Guaranteed Obligations and may not otherwise purchase, redeem or otherwise retire any Securities (collectively, "**pay its Unsecured Guarantee**") if (i) a default in the payment of the principal of, premium, if any, or interest on any Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor occurs and is continuing or any other amount owing in respect of any Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor is not paid when due, or (ii) any other default on Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor occurs and the maturity of such Senior Indebtedness or Secured Indebtedness is accelerated in accordance with its terms unless, in either case, (x) the default has been cured or waived and any such acceleration has been rescinded or (y) such Senior Indebtedness or Secured Indebtedness has been paid in full. However, such Unsecured Guarantor may pay

its Guarantee without regard to the foregoing if such Unsecured Guarantor and the Trustee receive written notice approving such payment from the Representative of such Senior Indebtedness or Secured Indebtedness with respect to which either of the events in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (i) or (ii) of the second preceding sentence) with respect to any Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, such Unsecured Guarantor may not pay its Guarantee for a period (an "**Unsecured Guarantee Payment Blockage Period**") commencing upon the receipt by the Trustee (with a copy to such Unsecured Guarantor and the Company) of written notice (an "**Unsecured Guarantee Blockage Notice**") of such default from the Representative of such Senior Indebtedness or Secured Indebtedness specifying an election to effect such Unsecured Guarantee Payment Blockage Period and ending 179 days thereafter (or earlier if such Unsecured Guarantee Payment Blockage Period is terminated (i) by written notice to the Trustee (with a copy to an Unsecured Guarantor and the Company) from the Person or Persons who gave such Unsecured Guarantee Blockage Notice, (ii) because such Senior Indebtedness or Secured Indebtedness has been repaid in full or (iii) because the default giving rise to such Unsecured Guarantee Blockage Notice is no longer continuing). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the first sentence of this Section 13.03 and in Section 13.02), unless the holders of such Senior Indebtedness or Secured Indebtedness or the Representative of such holders shall have accelerated the maturity of such Designated Senior Indebtedness or Designated Secured Indebtedness such Unsecured Guarantor may resume payments on its Guarantee after such Unsecured Guarantee Payment Blockage Period, including any missed payments. Not more than one Unsecured Guarantee Blockage Notice may be given with respect to an Unsecured Guarantor in any consecutive 360-day period, irrespective of the number of defaults with respect to Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor during such period.

(b) After the occurrence of an Event of Default, the Company or the Trustee shall promptly notify the holders of the Senior Indebtedness or Secured Indebtedness (or their Representative) of such occurrence. If any Senior Indebtedness or Secured Indebtedness is outstanding, an Unsecured Guarantor may not pay the Securities until five Business Days after such holders or the Representative of the Senior Indebtedness or Secured Indebtedness receives notice of such occurrence and, thereafter, may pay the Securities only if the provisions of this Article 13 otherwise permit payment at that time.

13.04 Demand for Payment; Acceleration Forebearance

After the occurrence of an Event of Default and a demand for payment is made on an Unsecured Guarantor pursuant to its Guarantee, the Trustee shall promptly notify the holders of the Senior Indebtedness or Secured Indebtedness (or the Representative of such holders) of

such occurrence. The principal amount of the Securities will not be due and payable by any Unsecured Guarantor during any Acceleration Forebearance Period.

13.05 When Distribution Must Be Paid Over

If a payment or distribution is made to Securityholders that because of this Article 13 should not have been made to them, subject to Section 13.09, the Securityholders who receive the payment or distribution shall hold such payment or distribution in trust for holders of the Senior Indebtedness or Secured Indebtedness of the relevant Unsecured Guarantor and pay it over to them as their respective interests may appear.

13.06 Subrogation

After all Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor is paid in full and the termination of commitments with respect to the Senior Indebtedness and until the Securities are paid in full in cash, Securityholders shall be subrogated to the rights of holders of Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor to receive distributions applicable to Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor. A distribution made under this Article 13 to holders of Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor which otherwise would have been made to Securityholders is not, as between such Unsecured Guarantor and Securityholders, a payment by such Unsecured Guarantor on such Senior Indebtedness or Secured Indebtedness.

13.07 Relative Rights

This Article 13 defines the relative rights of Securityholders and holders of Senior Indebtedness and Secured Indebtedness of an Unsecured Guarantor. Nothing in this Indenture shall:

(a) impair, as between an Unsecured Guarantor and Securityholders, the obligation of an Unsecured Guarantor which is absolute and unconditional, to make payments with respect to the Guaranteed Obligations to the extent set forth in its Guarantee; or

(b) prevent the Trustee or any Securityholder from exercising its available remedies upon a default by an Unsecured Guarantor under its obligations with respect to the Guaranteed Obligations, subject to the rights of holders of Senior Indebtedness and Secured Indebtedness of such Unsecured Guarantor to receive distributions otherwise payable to Securityholders.

13.08 Subordination May Not Be Impaired by an Unsecured Guarantor

No right of any holder of Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor to enforce the subordination of the obligations of such Unsecured Guarantor hereunder shall be impaired by any act or failure to act by such Unsecured Guarantor or by its failure to comply with this Indenture.

13.09 Right of Trustee and Paying Agent

Notwithstanding Section 12.03, the Trustee or the Paying Agent may continue to make, and Holders may continue to receive and retain, payments on the Securities and shall not be charged with knowledge of the existence of facts that would prohibit the making of any such payments unless, not less than two Business Days prior to the date of such payment, the Trustee receives notice satisfactory to it that payments may not be made under this Article 13. An Unsecured Guarantor, the Registrar or co-registrar, the Paying Agent, a Representative or a holder of Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor may give the notice; provided, however, that if an issue of Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor has a Representative, only the Representative may give the notice.

The Trustee in its individual or any other capacity, may hold Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor with the same rights it would have if it were not Trustee. The Registrar and co-registrar and the Paying Agent may do the same with like rights. The Trustee shall be entitled to all the rights set forth in this Article 13 with respect to any Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor which may at any time be held by it, to the same extent as any other holder of Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor; and nothing in Article 7 shall deprive the Trustee of any of its rights as such holder. Nothing in this Article 13 shall apply to claims of, or payments to, the Trustee under or pursuant to Section 7.06.

13.10 Distribution or Notice to Representative

Whenever a distribution is to be made or a notice given to holders of Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor, the distribution may be made and the notice given to their Representative (if any).

13.11 Not To Prevent Events of Default or Limit Right To Accelerate

The failure of an Unsecured Guarantor to make a payment on any of its obligations by reason of any provision in this Article 13 shall not be construed as preventing the occurrence of a default by such Unsecured Guarantor under such obligations. Nothing in this Article 13 shall have any effect on the right of the Securityholders or the Trustee to make a demand for payment on an Unsecured Guarantor pursuant to its Guarantee.

13.12 Trustee Entitled To Rely

Upon any payment or distribution pursuant to this Article 13, the Trustee and the Securityholders shall be entitled to rely (i) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 13.02 are pending, (ii) upon a certificate of the liquidating trustee or agent or other Person making such payment or distribution to the Trustee or to the Securityholders or (iii) upon the Representatives for the holders of Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of the Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor and other Indebtedness of an Unsecured Guarantor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 13. In the event that the Trustee determines, in good faith, that evidence is required with respect to the

right of any Person as a holder of Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor to participate in any payment or distribution pursuant to this Article 13, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and other facts pertinent to the rights of such Person under this Article 13, and, if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment. The provisions of Sections 7.01 and 7.02 shall be applicable to all actions or omissions of actions by the Trustee pursuant to this Article 13.

13.13 Trustee To Effectuate Subordination

Each Securityholder by accepting a Security authorizes and directs the Trustee on his or her behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination between the Securityholders and the holders of Senior Indebtedness or Secured Indebtedness of each of the Unsecured Guarantors as provided in this Article 13 and appoints the Trustee as attorney-in-fact for any and all such purposes.

13.14 Trustee Not Fiduciary for Holders of Senior Indebtedness or Secured Indebtedness of Unsecured Guarantor

The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor and shall not be liable to any such holders if it shall mistakenly pay over or distribute to Securityholders or the relevant Unsecured Guarantor or any other Person, money or assets to which any holders of Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor shall be entitled by virtue of this Article 13 or otherwise.

13.15 Reliance by Holders of Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor on Subordination Provisions

Each Securityholder by accepting a Security acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Indebtedness or Secured Indebtedness of an Unsecured Guarantor, whether such Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor was created or acquired before or after the issuance of the Securities, to acquire and continue to hold, or to continue to hold, such Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor and such holder of Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Senior Indebtedness or Secured Indebtedness of such Unsecured Guarantor.

13.16 Defeasance

The terms of this Article 13 shall not apply to payments from money or the proceeds of Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Securities pursuant to the provisions described in Section 8.03.

ARTICLE 14
SECURITY

14.01 Security Documents

The Company and the Guarantors hereby agree to execute and deliver the Security Documents contemporaneously herewith, in form and substance satisfactory to the Collateral Agent acting reasonably, as continuing collateral security for the due, prompt and complete payment, performance and satisfaction by the Company and the Guarantors of all of their of their indebtedness, liabilities and obligations of every nature whatsoever (whether present or future, direct or indirect, absolute or contingent, matured or unmatured, at any time due or accruing due, wheresoever and howsoever incurred, including any ultimate unpaid balance thereof, in any currency, and whether incurred prior to, at the time of or subsequent to the execution of this Indenture) to the Trustee, the Collateral Agent and the Securityholders, in connection with this Indenture and the Security Documents.

ARTICLE 15
MISCELLANEOUS

15.01 Trust Indenture Legislation Controls

If any provision of this Indenture limits, qualifies or conflicts with another provision which is required to be included in this Indenture by the Trust Indenture Legislation, the required provision shall control.

15.02 Notices

(a) Notices to the Company or any Guarantor and to the Trustee may be delivered:

(i) personally by leaving such notices with the party, or at the offices of the party, to whom they are addressed at that party's address hereinafter given, and notices so served shall be deemed to have been received by the addressee thereof on the day of delivery, unless actually delivered on a day which is not a Business Day or after 4:00 p.m. on the day of delivery, in which case notice shall be deemed to be received on the next ensuing Business Day;

(ii) by telecopier, or any other like method by which a message may be sent directed to the party to whom they are to be delivered at that party's address hereinafter given, and notices so sent shall be deemed to have been received by the addressee thereof on the Business Day next ensuing after the day of sending; and

(iii) by mailing such notices first class registered post, post prepaid, to the party to whom they are to be delivered, in which case notices mailed shall be deemed to be received by the addressee thereof on the fifth Business Day following the day of mailing thereof.

(b) The address for notice to each of the Company or any Guarantor and to the Trustee is as follows:

(i) to the Company or any Guarantor:

Atlantic Power Corporation
c/o Atlantic Power Management, LLC
200 Clarendon Street
Floor 52
Boston, MA 02117

Telecopy: 617-531-6369
Attention of: Chief Executive Officer

with a copy to:

Goodmans LLP
250 Yonge Street
Toronto, Ontario
M5B 2M6

Telecopy: 416-979-1234
Attention of: Stephen Pincus/Bill Gorman

(ii) to the Trustee:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Telecopy: 416-981-9777
Attention of: Manager, Corporate Trust

(c) The Company or any Guarantor or the Trustee, by notice to the others in accordance with this Indenture, may designate additional or different addresses for subsequent notices or communications.

(d) Except as herein otherwise expressly provided, all notices to be given hereunder to Securityholders with respect to the Securities shall be deemed to be validly given to the Securityholders, and to the Depository or the nominee of such Depository in the case of Global Securities, if delivered or if sent through the ordinary post, postage prepaid, by letter or circular addressed to such Holders at their post office addresses appearing in any of the registers hereinbefore mentioned. Any notice so delivered or served by post shall be deemed to have been given or served on the day upon which it is delivered or posted

Any accidental error, omission or failure in giving or in delivering or mailing any such notice or any defect in it or the inability of the Company to give or mail any notice due to anything beyond the reasonable control of the Company or non-receipt of any such notice by any Securityholder shall not invalidate or otherwise prejudicially affect any action or proceeding founded thereon.

Any notices with respect to the Securities may be given to whichever one of the Holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all Holders and Persons interested in such Securities.

15.03 Immunity of Shareholders

The Securityholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Company or of any successor corporation for the payment of the principal of or interest on any of the Securities or on any covenant, agreement, representation or warranty by the Company herein or in the Securities contained, save and except only recourse with respect to damages resulting from fraud. By accepting a Security, each Securityholder shall waive and release all such liability. The waiver and release shall be part of the consideration for the issue of the Securities.

15.04 Certificate and Opinion as to Conditions Precedent

After the date of this Indenture, upon any request or application by the Company to the Trustee to take or refrain from taking any action under this Indenture, the Company shall furnish to the Trustee:

(a) a Company's Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

15.05 Statements Required in Certificate or Opinion

Each Company's Certificate or Opinion of Counsel with respect to compliance with a covenant or condition provided for in this Indenture shall include:

(a) a statement that the individual making such Company's Certificate or Opinion of Counsel has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such Company's Certificate or Opinion of Counsel are based;

(c) a statement that, in the opinion of such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with.

15.06 When Securities Disregarded

In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Company, any Guarantor or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company, any Subsidiary of the Company or any Guarantor shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee knows are so owned shall be so disregarded. Subject to the foregoing, only Securities outstanding at the time shall be considered in any such determination.

15.07 Rules by Trustee, Paying Agent and Registrar

Subject to Article 10, the Trustee may make reasonable rules for action by or a meeting of Securityholders. The Registrar and the Paying Agent may make reasonable rules for their functions.

15.08 Legal Holidays

A "**Legal Holiday**" is a Saturday, a Sunday or a day on which the Trustee's office and banking institutions are not required to be open in the Province of Ontario. If a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If a regular record date is a Legal Holiday, the record date shall be the.immediately preceding Business Day.

15.09 Governing Law

THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF ONTARIO AND SHALL BE TREATED IN ALL RESPECTS AS AN ONTARIO CONTRACT.

15.10 Successors

All agreements of the Company and each Guarantor in this Indenture and the Securities shall bind their respective successors. All agreements of the Trustee in this Indenture shall bind its successors.

15.11 Multiple Originals

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture.

15.12 Counterparts

This Indenture may be executed in several counterparts, including by facsimile, and such counterparts together shall constitute one and the same instrument, which shall be

sufficiently evidenced by any such original counterpart and notwithstanding their date of execution shall be deemed to be dated the date of this Indenture.

15.13 Table of Contents; Headings

The table of Contents, cross-reference sheet and headings of the articles and sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

[Reminder of this page left intentionally blank]

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

ATLANTIC POWER CORPORATION, by its Manager, ATLANTIC POWER MANAGEMENT, LLC

By: *"Barry E. Welch"*

Name: Barry E. Welch
Title: President & CEO

ATLANTIC POWER HOLDINGS, LLC, by its Manager, ATLANTIC POWER MANAGEMENT, LLC, as Guarantor

By: *"Barry E. Welch"*

Name: Barry E. Welch
Title: President & CEO

TETON POWER FUNDING, LLC, as Guarantor

By: *"Daniel R. Revers"*

Name: Daniel R. Revers
Title: President

EPSILON POWER FUNDING, LLC, as Guarantor

By: *"Daniel R. Revers"*

Name: Daniel R. Revers
Title: President

MP POWER, LLC, as Guarantor

By: *"Daniel R. Revers"*

Name: Daniel R. Revers
Title: President

ONONDAGA COGENERATION L.P., by its general partner, GEDDES COGENERATION COMPANY, LLC, as Guarantor

By: *"Daniel R. Revers"*
Name: Daniel R. Revers
Title: President

TETON EAST COAST GENERATION, LLC, as Guarantor

By: *"Daniel R. Revers"*
Name: Daniel R. Revers
Title: President

TETON FUELS MID-GEORGIA, LLC, as Guarantor

By: *"Daniel R. Revers"*
Name: Daniel R. Revers
Title: President

TETON SELKIRK, LLC, as Guarantor

By: *"Daniel R. Revers"*
Name: Daniel R. Revers
Title: President

BADGER POWER GENERATION I, LLC, as Guarantor

By: *"Daniel R. Revers"*
Name: Daniel R. Revers
Title: President

BADGER POWER GENERATION II, LLC, as Guarantor

By: *"Daniel R. Revers"*

Name: Daniel R. Revers
Title: President

BAKER LAKE HYDRO, LLC, as Guarantor

By: *"Daniel R. Revers"*

Name: Daniel R. Revers
Title: President

DADE INVESTMENT, L.P., by its general partner, NCP DADE POWER, LLC, as Guarantor

By: *"Daniel R. Revers"*

Name: Daniel R. Revers
Title: President

GEDDES II COMPANY, LLC, as Guarantor

By: *"Daniel R. Revers"*

Name: Daniel R. Revers
Title: President

GEDDES COGENERATION COMPANY, LLC, as Guarantor

By: *"Daniel R. Revers"*

Name: Daniel R. Revers
Title: President

MEP RUMFORD, LLC,
as Guarantor

By: *"Daniel R. Revers"*

Name: Daniel R. Revers
Title: President

NCP DADE POWER LLC,
as Guarantor

By: *"Daniel R. Revers"*

Name: Daniel R. Revers
Title: President

NCP HOUSTON POWER LLC,
as Guarantor

By: *"Daniel R. Revers"*

Name: Daniel R. Revers
Title: President

NCP PASCO, LLC,
as Guarantor

By: *"Daniel R. Revers"*

Name: Daniel R. Revers
Title: President

NCP PERRY, LLC,
as Guarantor

By: *"Daniel R. Revers"*

Name: Daniel R. Revers
Title: President

OLYMPIA HYDRO, LLC,
as Guarantor

By: *"Daniel R. Revers"*
Name: Daniel R. Revers
Title: President

ORLANDO POWER GENERATION I, LLC,
as Guarantor

By: *"Daniel R. Revers"*
Name: Daniel R. Revers
Title: President

ORLANDO POWER GENERATION II,
LLC, as Guarantor

By: *"Daniel R. Revers"*
Name: Daniel R. Revers
Title: President

STOCKTON COGEN (II), LLC,
as Guarantor

By: *"Daniel R. Revers"*
Name: Daniel R. Revers
Title: President

UMATILLA GROVES, LLC,
as Guarantor

By: *"Daniel R. Revers"*
Name: Daniel R. Revers
Title: President

TETON OPERATING SERVICES, LLC
as Guarantor

By: *"Daniel R. Revers"*

Name: Daniel R. Revers
Title: President

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By: *"Stephanie Tse"*

Name: Stephanie Tse
Title: Professional, Corporate Trust

"Elizabeth Meatey"

Name: Elizabeth Meatey
Title: Administrator, Corporate Trust

EXHIBIT "A"

FORM OF FACE OF SECURITY

Unless this certificate (the "**Certificate**") is presented by an authorized representative of The Canadian Depository for Securities Limited ("**CDS**") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS, or such other name as is requested by an authorized representative of CDS (and any payment is made to CDS or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS, has an interest herein:

ATLANTIC POWER CORPORATION (the "Issuer")

(A CORPORATION ESTABLISHED UNDER THE LAWS OF THE PROVINCE OF ONTARIO, CANADA ON JUNE 18, 2004)

THIS CERTIFIES THAT

●

IS THE REGISTERED HOLDER OF $●

AGGREGATE PRINCIPAL AMOUNT OF 11.0% SUBORDINATED NOTES ("**NOTES**") OF:

(i) ATLANTIC POWER CORPORATION

THE NOTES REPRESENTED BY THIS CERTIFICATE ARE ISSUED UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE SUBORDINATED NOTE INDENTURE (THE "**INDENTURE**") DATED NOVEMBER 18, 2004 AND THE RESTRICTIONS SET OUT BELOW. THE INDENTURE IS BINDING UPON ALL NOTEHOLDERS AND, BY ACCEPTANCE OF THIS CERTIFICATE, THE NOTEHOLDER ASSENTS TO ITS TERMS AND CONDITIONS. A COPY OF THE INDENTURE PURSUANT TO WHICH THIS CERTIFICATE AND THE NOTES REPRESENTED THEREBY ARE ISSUED MAY BE OBTAINED BY A NOTEHOLDER ON DEMAND AND WITHOUT FEE FROM THE HEAD OFFICE OF THE ISSUER.

AT NO TIME MAY ANY NOTES BE PURCHASED BY, TRANSFERRED TO OR BENEFICIALLY HELD BY ANY EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO THE FIDUCIARY AND PROHIBITED TRANSACTION PROVISIONS OF THE *UNITED STATES EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974*, AS AMENDED AND/OR ANY PLAN THAT IS SUBJECT TO SECTION 4975 OF THE *UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED,* ANY TRUST HOLDING ASSETS OF SUCH A PLAN AND ANY ENTITY THAT IS DEEMED TO HOLD THE ASSETS OF SUCH A PLAN PURSUANT TO 29 C.F.R. SECTION 2510.3-101, ISSUED BY THE UNITED STATES DEPARTMENT OF LABOR.

AT NO TIME MAY: (I) MORE THAN 100 U.S. PERSONS BE THE BENEFICIAL OWNERS OF THE SECURITIES OF THE ISSUER; OR (II) A U.S. PERSON BE THE BENEFICIAL OWNER OF MORE THAN 10% OF ANY CLASS OF SECURITIES OF THE ISSUER. THE ISSUER MAY REQUIRE DECLARATIONS AS TO THE JURISDICTIONS IN WHICH BENEFICIAL OWNERS OF THE ISSUER'S SECURITIES ARE RESIDENT. IF THE ISSUER BECOMES AWARE THAT EITHER OF THE FOREGOING LIMITATIONS MAY BE CONTRAVENED, THE TRANSFER AGENT AND REGISTRAR WILL MAKE A PUBLIC ANNOUNCEMENT AND WILL NOT ACCEPT A SUBSCRIPTION FOR THE ISSUER'S SECURITIES FROM OR ISSUE OR REGISTER A TRANSFER OF THE ISSUER'S SECURITIES TO A PERSON UNLESS THE PERSON PROVIDES A DECLARATION THAT THE PERSON IS NOT A U.S. PERSON. IF, NOTWITHSTANDING THE FOREGOING, THE ISSUER DETERMINES THAT MORE THAN 100 U.S. PERSONS ARE BENEFICIAL OWNERS OF SECURITIES OF THE ISSUER, THE ISSUER MAY SEND A NOTICE TO THE U.S. BENEFICIAL OWNERS OF SUCH SECURITIES, CHOSEN IN INVERSE ORDER TO THE ORDER OF ACQUISITION OR REGISTRATION OR IN ANY MANNER AS THE ISSUER MAY CONSIDER EQUITABLE AND PRACTICABLE, REQUIRING THEM TO SELL THEIR SECURITIES OR A PORTION THEREOF WITHIN A SPECIFIED PERIOD OF NOT LESS THAN 10 DAYS. IF, AFTER SUCH PERIOD, SUCH BENEFICIAL OWNERS HAVE NOT SOLD THE SPECIFIED NUMBER OF SECURITIES OR PROVIDED THE ISSUER WITH SATISFACTORY EVIDENCE THAT THEY ARE NOT U.S. PERSONS WITHIN THAT PERIOD, THE ISSUER MAY, ON BEHALF OF THOSE BENEFICIAL OWNERS, SELL THOSE SECURITIES AND, IN THE INTERIM, WILL SUSPEND THE VOTING AND DISTRIBUTION RIGHTS ATTACHED TO THOSE SECURITIES. UPON THAT SALE, THE AFFECTED BENEFICIAL OWNERS WILL CEASE TO BE BENEFICIAL OWNERS AND THEIR RIGHTS WILL BE LIMITED TO RECEIVING THE NET PROCEEDS OF THE SALE.

THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED AND REGISTERED BY THE TRUSTEE.

Dated ______________________________

COUNTERSIGNED AND REGISTERED
COMPUTERSHARE TRUST COMPANY OF CANADA.

AS TRUSTEE UNDER THE NOTE INDENTURE

BY: ______________________________
AUTHORIZED OFFICER

IN WITNESS WHEREOF the Issuer has caused this certificate to be signed by its duly authorized signatory.

ATLANTIC POWER CORPORATION, by its Manager,
ATLANTIC POWER MANAGEMENT, LLC

BY: ______________________________
BARRY WELCH
PRESIDENT AND CHIEF EXECUTIVE OFFICER

THE NOTES REPRESENTED BY THIS CERTIFICATE ARE TRANSFERABLE AT THE OFFICES OF COMPUTERSHARE TRUST COMPANY OF CANADA IN TORONTO, ONTARIO.

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) to ______________________________

____

(Name of Transferee and Social Insurance Number)

____

(Value of Notes Transferred)

Aggregate principal amount of Notes of Atlantic Power Corporation represented by this Certificate and hereby irrevocably constitutes and appoints ______________________________

(Name of Attorney)

Attorney to transfer the said Notes on the books of Atlantic Power Corporation with full power of substitution in the premises.

Dated: ______________________________

Signature

Signature Guaranteed:

____

____

Transfer

Notice: The signature of this assignment must correspond with the name as written upon the face of this Certificate, in every particular, without alteration or enlargement or any change whatever, and must be guaranteed by a chartered bank, a trust company or a member of an acceptable medallion guarantee program. The Guarantor must affix a stamp bearing the actual words "signature guaranteed". Please note that signature guarantees are not accepted from credit unions or treasury branches unless they are members of the Transfer Association Medallion Stamp Program.

[TO BE ATTACHED TO GLOBAL SECURITIES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY

The initial principal amount of this Global Security is $[●]. The following increases or decreases in this Global Security have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Security	Amount of increase in Principal Amount of this Global Security	Principal amount of this Global Security following such decrease or increase	Signature of authorized signatory of Trustee or Securities Custodian

FORM OF
U.S. DOLLAR ELECTION NOTICE

TO:	**ATLANTIC POWER CORPORATION ("the Company")**
AND TO:	**COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee (the "Trustee")**

Pursuant to Section 2.03 of 11% Subordinated Note Indenture (the "Indenture"), the undersigned hereby elects to receive the next succeeding and subsequent payments of interest in U.S. Dollars (as defined in the Indenture) calculated as the U.S. Dollar Equivalent Amount (as defined in the Indenture) of the amount of interest to which it would otherwise be entitled in dollars.

This election may be revoked by written notice to the Company and the Trustee of not less than 30 Business Days.

Dated:

[INSERT NAME OF ELECTOR]

Per: ______________________________
Title

Per: ______________________________
Title

SCHEDULE 1

1. **GUARANTORS**

Atlantic Power Holdings, LLC

Teton Power Funding, LLC

Epsilon Power Funding, LLC

MP Power, LLC

Teton East Coast Generation, LLC

Teton Fuels Mid-Georgia, LLC

Teton Selkirk, LLC

Badger Power Generation I, LLC

Badger Power Generation II, LLC

Baker Lake Hydro, LLC

Dade Investment, L.P.

Geddes II Company, LLC

Geddes Cogeneration Company, LLC

MEP Rumford, LLC

NCP Dade Power LLC

NCP Houston Power LLC

NCP Pasco, LLC

NCP Perry, LLC

Olympia Hydro, LLC

Orlando Power Generation I, LLC

Orlando Power Generation II, LLC

Stockton CoGen (II), LLC

Umatilla Groves, LLC

Teton Operating Services, LLC

2. PLEDGORS

Atlantic Power Corporation

Atlantic Power Holdings, LLC

Teton Power Funding, LLC

Epsilon Power Funding, LLC

NCP Dade Power LLC

NCP Pasco, LLC

Teton East Coast Generation, LLC

Geddes II Company, LLC

Geddes Cogeneration Company, LLC

Onondaga Cogeneration L.P.

PLEDGE AGREEMENTS

Pledge Agreement by the Company in respect of its membership interest in Atlantic Power Holdings, LLC

Pledge Agreement by Atlantic Power Holdings, LLC in respect of its membership interest in Teton Power Funding, LLC and Epsilon Power Funding, LLC

Pledge Agreement by Epsilon Power Funding, LLC in respect of its membership interest in MP Power, LLC

Pledge Agreement by Teton Power Funding, LLC in respect of its membership interest in Baker Lake Hydro, LLC, Badger Power Generation I, LLC, Badger Power Generation II, LLC, Stockton CoGen (II), LLC, Orlando Power Generation I, LLC, Orlando Power Generation II, LLC, Rockfort Power Cayman Island LLC, MEP Rumford, LLC and Teton Operating Services, LLC

Pledge Agreement by Teton East Coast Generation in respect of its partnership interest in NCP Houston Power LLC, NCP Perry, LLC, NCP Dade Power LLC, NCP Paco, LLC, Geddes II Company, LLC, Teton Selkirk, LLC, Teton Fuels Mid-Georgia, LLC and Umatilla Groves, LLC

Pledge Agreement by NCP Dade Power LLC in respect of its partnership interest in Dade Investment, L.P.

Pledge Agreement by NCP Pasco, LLC in respect of its membership interest in Dade Investment, L.P.

Pledge Agreement by Geddes II Company, LLC in respect of its membership interest in Onondaga Cogeneration L.P.

Pledge Agreement by Geddes Cogeneration Company, LLC in respect of its partnership interest in Onondaga Cogeneration L.P.

Pledge Agreement by Onondaga Cogeneration L.P. in respect of its membership interest in Onondaga Power Swap Holdings LLC

Security Agreement by Onondaga Cogeneration L.P. in respect of substantially all of its assets

AtlanticPower
Corporation

BUSINESS ACQUISITION REPORT

For the Acquisition of Indirect Interests in 15 Power Generation Projects
in Connection with the Completion of the
Corporation's Initial Public Offering

January 31, 2005

BUSINESS ACQUISITION REPORT

I. Identity of Company

1.1 Name and Address of Company

Atlantic Power Corporation (the "Corporation")
c/o Atlantic Power Management, LLC
200 Clarendon Street, 55th Floor
Boston, MA
02117

1.2 Executive Officer

Barry Welch
President and Chief Executive Officer
Atlantic Power Management, LLC
Tel: (617) 531-6300

II. Details of Acquisition

2.1 Nature of Business Acquired

The Corporation, through its Delaware subsidiary, Atlantic Power Holdings, LLC ("Atlantic Holdings"), acquired 100% of the issued and outstanding membership interests of Teton Power Funding, LLC ("Teton Funding"), Epsilon Power Funding, LLC and Umatilla Power Funding, LLC (collectively, the "Project Holding Entities") from Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC, respectively (collectively, the "Existing Investors"). The Project Holding Entities in turn collectively hold interests in 15 power generation projects primarily located in the U.S. (the "Projects"). For a more detailed discussion with respect to the Projects, please see the sections entitled "The Projects" and "Project Descriptions" in pages 35 to 57 of the Corporation's (final) prospectus dated November 10, 2004.

2.2 Date of Acquisition

November 18, 2004

2.3 Consideration

Upon completion of its initial public offering (the "IPO") of 32,000,000 income participating securities ("IPSs") and private placement (the "Private Placement") of $36,501,000 aggregate principal amount of 11% subordinated notes (the "Notes") on November 18, 2004, the Corporation subscribed for common membership interests and Class A preferred membership interests of Atlantic Holdings for total consideration of approximately $334,192,000. Atlantic Holdings used approximately $114,393,000 of this amount, along with 31,291,865 common membership interests and 31,291,865 Class B preferred membership interests issued by it, to acquire the Project Holding Entities from the Existing Investors. Atlantic Holdings also used approximately $202,707,000 of the proceeds from the subscription for membership interests by the Issuer to repay outstanding indebtedness of Teton Funding.

Upon the exercise on December 6, 2004 of an over-allotment granted to the underwriters of the IPO (the "Over-Allotment Option"), the Corporation subscribed for additional common membership interests and Class A preferred membership interests of Atlantic Holdings for total consideration of $45,480,000. Atlantic Holdings used this amount to redeem 4,800,000 common membership interests and 4,800,000 Class B preferred membership interests held by the Existing Investors.

Upon completion of the acquisition and the transactions in connection with the Over-Allotment Option, the Corporation owned 58.1% of the common membership interests in Atlantic Holdings and the Existing Investors owned 41.9% of the common membership interests in Atlantic Holdings.

For greater clarification, the transactions described above were funded from the proceeds of the distribution and sale of IPSs pursuant to the IPO and the Over-Allotment Option together with the proceeds from the distribution and sale of Notes pursuant to the Private Placement.

All sums contained in this Business Acquisition Report are denominated in Canadian dollars.

2.4 Effect on Financial Position

Not Applicable

2.5 Prior Valuations

Not Applicable

2.6 Parties to Transaction

Not Applicable

2.7 Date of Report

January 31, 2005

III. Financial Statements

Pursuant to the Ontario Securities Commission MRRS decision document dated January 7, 2005, the following financial statements that were included in the Corporation's (final) prospectus are attached as Schedule "A" to this Business Acquisition Report:

(i) the unaudited consolidated financial statements of Teton Power Funding, LLC ("Teton Funding"), the owner of interests in 12 of the Projects, as at June 30, 2004 and for the period from March 13, 2004 to June 30, 2004;

(ii) the audited combined financial statements of UtilCo SaleCo LLC, the predecessor of Teton Funding, as at December 31, 2003 and 2002 and for the years then ended and unaudited combined statements of income, comprehensive income and cash flows for the periods from January 1, 2004 to March 12, 2004 and January 1, 2003 to June 30, 2003;

(iii) the unaudited pro forma financial statements of the Corporation giving effect to the acquisition described in this Business Acquisition Report as at June 30, 2004 and for the six months then ended and for the year ended December 31, 2003; and

(iv) the audited balance sheet of the Corporation as at June 30, 2004.

KPMG LLP, the auditors of the Corporation, have not given their consent to include their audit report in this Business Acquisition Report.

Schedule "A"

AUDITORS' REPORT

To the Board of Directors of Atlantic Power Corporation

We have audited the balance sheet of Atlantic Power Corporation as at June 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at June 30, 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
June 30, 2004 except
as to note 2 which is
as of November 10, 2004

Signed "KPMG LLP"
Chartered Accountants

ATLANTIC POWER CORPORATION

BALANCE SHEET

As at June 30, 2004

Assets	
Cash	Cdn $10
Shareholder's Equity	
Capital stock:	
1 common share (note 1)	Cdn $10

Subsequent event (note 2)

On behalf of the Board:

"*KEN HARTWICK*"
Director

"*JOHN MCNEIL*"
Director

See accompanying notes to balance sheet.

ATLANTIC POWER CORPORATION

NOTES TO BALANCE SHEET

June 30, 2004

1. FORMATION

Atlantic Power Corporation (the "Company" or "Atlantic Power" or the "Issuer") was incorporated on June 18, 2004 under the laws of the Province of Ontario. The Company's authorized capital consists of an unlimited number of common shares. One common share was issued on June 18, 2004.

2. SUBSEQUENT EVENT

On November 10, 2004, the Company filed a final prospectus for an initial public offering (the "Offering") of 32,000,000 income participating securities ("IPSs") at a price of $10 per IPS. Each IPS represents (a) one common share of the Company, and (b) $5.767 aggregate principal amount of 11% subordinated notes of the Company. Costs of the Offering, including underwriters' fees, are estimated to be $22.7 million. These costs will be allocated between shareholders' equity and deferred financing costs.

The Issuer has formed Atlantic Power Holdings, LLC ("Atlantic Holdings"), a Delaware limited liability company, for the purpose of acquiring indirect interests in 15 power generation projects ("the Projects") from Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC (the "Existing Investors"). The interests of the Existing Investors in the Projects are held by their wholly-owned subsidiaries, Teton Power Funding, LLC, Epsilon Power Funding, LLC and Umatilla Power Funding, LLC (the "Project Holding Entities").

The estimated net proceeds from the Offering, after deducting fees payable to the underwriters of the Offering (the "Underwriters") and estimated expenses of the Offering, will be approximately $297.3 million. In addition to the $184.5 million of 11% subordinated notes that will be represented by IPSs following the completion of the Offering, $36.5 million of such subordinated notes will be sold separately (the "Separate Subordinated Notes"). The Issuer will use the net proceeds from the Offering, together with approximately $35.4 million from the sale of the Separate Subordinated Notes, to subscribe for 32,000,000 common membership interests and 38,329,287 Class A preferred membership interests in Atlantic Holdings. Atlantic Holdings will in turn use approximately U.S.$97.7 million of the proceeds from the subscription for membership interests by the Issuer (net of any costs and expenses incurred by Atlantic Holdings), together with 31,291,865 common membership interests and 31,291,865 Class B membership interests to be issued by it (the "Existing Investor Interests"), to acquire the Project Holding Entities from the Existing Investors. Atlantic Holdings will also use approximately U.S.$167 million of the proceeds from the subscription for membership interests by the Issuer to repay outstanding indebtedness of Teton Power Funding, LLC including a prepayment penalty and will deposit approximately U.S. $12.5 million into a reserve account (the "Reserve Account"). Following closing of the Offering, the Issuer will own 50.6% of the common membership interests in Atlantic Holdings and the Existing Investors will own 49.4% of the common membership interests in Atlantic Holdings.

The Issuer has granted the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to a total of 4,800,000 additional IPSs for the purpose of covering over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised, the Issuer will use the net proceeds to acquire additional common membership interests and Class A preferred membership interests in Atlantic Holdings, which will in turn use such amounts to redeem common membership interests and Class B preferred membership interests in Atlantic Holdings held by the Existing Investors. If the Over-Allotment Option is exercised in full, the Issuer will own 58.1% of the common membership interests in Atlantic Holdings and the Existing Investors will own 41.9% of the common membership interests in Atlantic Holdings.

The acquisition will be accounted for using the purchase method. The cash purchase price of U.S.$97.7 million has been preliminarily allocated to the assets and liabilities of the Projects as follows:

Net assets acquired at fair value, based on preliminary allocation:

Current assets less current liabilities	$	43,078
Property and equipment		125,384
Investment in Partnerships		246,434
Investment in Leveraged Lease		1,327
Other assets (net)		36,886
Other Intangibles		83,327
Other Liabilities, Non-controlling Interests		(260,845)
Minority interest		(10,711)
Long term debt		(167,168)
	$	97,712

Other assets (net) include the Index Swap Agreement and deferred financing costs, less the accrued loss on gas transportation contracts included on the Teton Funding balance sheet.

COMPILATION REPORT ON *PRO FORMA* FINANCIAL STATEMENTS

To the Board of Directors of Atlantic Power Corporation

We have read the accompanying unaudited *pro forma* consolidated balance sheet of Atlantic Power Corporation (the "Company" or "Atlantic Power") as at June 30, 2004 and the unaudited *pro forma* consolidated statements of income for the six months then ended and for the year ended December 31, 2003 and have performed the following procedures:

1. Compared the figures in the column captioned "Atlantic Power" in the *pro forma* consolidated balance sheet of the Company to the audited balance sheet of Atlantic Power as at June 30, 2004.

2. Compared the figures in the column captioned "Teton Funding" in the *pro forma* consolidated balance sheet of the Company to the unaudited balance sheet of Teton Funding as at June 30, 2004.

3. Compared the figures in the columns captioned "SaleCo" and "Teton Funding" in the *pro forma* consolidated statement of income of the Company for the six months ended June 30, 2004 to unaudited combined statement of income of SaleCo for the period January 1, 2004 to March 12, 2004 and to the unaudited consolidated statement of income of Teton Funding for the period March 13, 2004 to June 30, 2004, respectively.

4. Compared the figures in the column captioned "SaleCo" for the year ended December 31, 2003 to the audited combined financial statements of SaleCo for the year ended December 31, 2003 and found them to be in agreement.

5. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the *pro forma* adjustments; and

   (b) whether the *pro forma* consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

   The officials:

   (a) described to us the basis for determination of the *pro forma* adjustments; and

   (b) stated that the *pro forma* consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

6. Read the notes to the *pro forma* consolidated financial statements, and found them to be consistent with the basis described to us for determination of the *pro forma* adjustments.

7. Recalculated the application of the *pro forma* adjustments to the aggregate of the amounts in the columns captioned "Atlantic Power", "Teton Funding" and "SaleCo" as at June 30, 2004 and for the six months then ended, and for the year ended December 31, 2003 and found the amounts in the columns captioned "*Pro forma* consolidated" to be arithmetically correct.

A *pro forma* financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the *pro forma* adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the *pro forma* consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada
November 10, 2004

Signed, "KPMG LLP"
Chartered Accountants

ATLANTIC POWER CORPORATION
PRO FORMA CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

June 30, 2004
(Unaudited)

	Atlantic Power	Teton Funding	*Pro forma* Adjustments	Note 3	*Pro forma* Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$	$ 9,133	$		$ 9,133
Restricted cash		10,557	2,842	a	13,399
Accounts receivable, net		6,534			6,534
Accounts receivable — related party		61			61
Inventories and supplies		1,136			1,136
Indexed swap agreement — current		29,899			29,899
Prepayments and other		1,688			1,688
Total current assets		59,008	2,842		61,850
Property, plant and equipment, net		7,677	117,707	c	125,384
Investments in partnerships		165,004	81,430	c	246,434
Investment in leveraged lease		1,327			1,327
Indexed swap agreement		56,371			56,371
Deferred financing costs		7,216	11,315		18,531
Other intangibles		—	83,327	c	83,327
Total assets	$	$296,603	$296,621		$ 593,224
Liabilities					
Current liabilities:					
Accounts payable and accrued liabilities	$	$ 8,931	$		$ 8,931
Accounts payable — related party		829			829
Current portion of deferred lease payable		554			554
Current portion of the long-term debt		1,950	(1,950)	a	—
Current portion of accrued loss on gas transportation contracts		5,616			5,616
Other current liabilities		—			
Total current liabilities		17,880	(1,950)		15,930
Long-term liabilities:					
Accrued loss on gas transportation contracts		16,850	—		16,850
Long-term debt		175,050	9,210	a	184,260
Other liabilities		19	—		19
Other liabilities, non-controlling interests		—	260,845	c,i	260,845
Minority interests		10,711	—		10,711
Total shareholders' equity:					
Shareholders' equity		75,059	29,550	a	104,609
Accumulated other comprehensive income		1,034	(1,034)	l	—
		76,093	28,516		104,609
Total liabilities and shareholders' equity	$	$296,603	$296,621		$ 593,224

On behalf of the Board:

"*KEN HARTWICK*"
Director

"*JOHN MCNEIL*"
Director

See accompanying notes to pro forma consolidated financial statements.

ATLANTIC POWER CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(In thousands of U.S. dollars)
Six months ended June 30, 2004
(Unaudited)

	Atlantic Power	SaleCo Jan. 1 to March 12, 2004	Teton Funding Mar. 13 to June 30, 2004	Total Six Months Ended June 30, 2004	*Pro forma* Adjustments	Note 3	*Pro forma* Consolidated
Revenue:							
Electricity sales	$	$12,508	$11,997	$24,505	$		$24,505
Index swap fair value adjustment		(15,422)	627	(14,795)			(14,795)
Management fee revenue		50	149	199			199
Other		38		38			38
		(2,826)	12,773	9,947			9,947
Operating expenses:							
Fuel	$	7,070	5,370	12,440			12,440
Lease expense		4,202	4,500	8,702	(8,702)	m	
Amortization of accrued loss on gas transportation contracts		(1,607)	(1,446)	(3,053)			(3,053)
Operations and maintenance		2,989	2,647	5,636	(496)	h	5,140
Project operator fees and expenses		664	293	957	688	h	1,645
Management fees and administrative expenses					1,219	h	1,219
Depreciation and amortization		2,526	553	3,079	3,021	d	6,100
		15,844	11,917	27,761	(4,270)		23,491
Other income (expense):							
Equity in earnings from partnerships, net		6,173	12,804	18,977	4,681	j	23,658
Interest and other income		122	59	181			181
Interest expense					(11,044)	b,g	(11,044)
Earnings from leveraged lease		127	128	255			255
Other expense		(1,035)	(2,782)	(3,817)	3,817		
		5,387	10,209	15,596	(2,546)	b,f	13,050
Income before minority interests and income taxes			(2,218)	1,724			(494)
Minority interests					(4,900)	i	(4,900)
Income tax expense						k	
Net income (loss)	$	$(13,283)	$11,065	$(2,218)	$(3,176)		$ (5,394)
Other comprehensive income:							
Proportionate share of equity method investees' other comprehensive income		2,009	1,034	3,043	(3,043)	l	
Comprehensive income	$	$(11,274)	$12,099	$825	$(6,219)		$ (5,394)
Earnings (loss) per share							$ (0.17)

See accompanying notes to pro forma consolidated financial statements.

ATLANTIC POWER CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(In thousands of U.S. dollars)
Year ended December 31, 2003
(Unaudited)

	Atlantic Power	SaleCo	*Pro forma* Adjustments	Note 3	*Pro forma* Consolidated
Revenue:					
Electricity sales	$	$50,604	$		$ 50,604
Index swap fair value adjustment		17,961			17,961
Management fee		215			215
Other		213			213
		68,993			68,993
Operating expenses:					
Fuel	$	$ 25,163	$		$ 25,163
Lease		13,998	(13,998)	m	
Amortization of accrued loss on gas transportation contracts		(3,546)			(3,546)
Operations and maintenance		16,234	(1,982)	h	14,252
Project operator fees and expenses		1,147	2,750	h	3,897
Management fees and administrative expenses			2,438	h	2,438
Impairments		8,796	(8,796)	e	—
Depreciation and amortization		10,134	2,066	d	12,200
		71,926	(17,522)		54,404
Other income (expense):					
Equity in earnings from partnerships, net		38,846	1,598	j	40,444
Interest and other income		6,281	(6,170)	n	111
Interest expense			(22,087)	b,g	(22,087)
Earnings from leveraged lease		449			449
Other expense		(7,504)	7,780	f	276
		38,072	(18,879)		19,193
Income before minority interests and income taxes		35,139	(1,357)		33,782
Minority interests			(26,000)	l	(26,000)
Income tax expense				k	
Net income before cumulative effect of accounting change		35,139	(27,357)		7,782
Cumulative effect of accounting change		(13)	13		
Net income	$	$ 35,126	$ (27,344)		$ 7,782
Other comprehensive income:					
Proportionate share of equity method investees' other comprehensive income		5,040	(5,040)	l	
Comprehensive income	$	$ 40,166	$(32,384)		$ 7,782
Earnings per share					$ 0.24

See accompanying notes to pro forma consolidated financial statements.

ATLANTIC POWER CORPORATION

NOTES TO *PRO FORMA* CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars)
Six months ended June 30, 2004 and year ended December 31, 2003
(Unaudited)

Atlantic Power Corporation (the "Company" or "Atlantic Power" or the "Issuer") is a corporation established under the laws of the Province of Ontario on June 18, 2004. The Company will issue income participating securities ("IPSs") for cash pursuant to an initial public offering (the "Offering"). Each income participating security consists of one common share of the Company and Cdn$5.767 of aggregate principal amount of 11% subordinated notes of the Company.

The Company will use the net proceeds from the Offering to acquire indirect interests in 15 power generation projects located primarily in the United States of America (collectively, the "Projects").

The Company intends to make monthly payments of interest on its 11% subordinated notes and dividends on its Common Shares.

1. BASIS OF PREPARATION

The *pro forma* consolidated balance sheet as at June 30, 2004 and the *pro forma* consolidated statements of income for the six months ended June 30, 2004 and for the year ended December 31, 2003 respectively, have been prepared from the audited balance sheet of Atlantic Power as at June 30, 2004, the unaudited consolidated balance sheet as at June 30, 2004 of Teton Power Funding, LLC ("Teton Funding"), the owner of interests in 12 out of the 15 Projects, the unaudited combined statement of income for the period January 1, 2004 to March 12, 2004 of UtilCo SaleCo LLC ("SaleCo" — the predecessor to Teton Funding) the unaudited consolidated statement of income for the period March 13, 2004 to June 30, 2004 of Teton Funding, and the audited combined statement of income for the year ended December 31, 2003 of SaleCo.

The financial statements of SaleCo and Teton Funding are included elsewhere in the prospectus. Selected financial information on MASSPOWER, Delta Person Limited Partnership and Javelin Energy LLC ("Other Projects") has been derived from the financial statements of the respective Projects which are not included in the prospectus. Information on the operating revenue, net income and total assets of the Other Projects and their proportionate share in the *pro forma* consolidated financial statements is disclosed in Note 3.

The *pro forma* consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The unaudited and audited financial statements of SaleCo and Teton Funding have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The significant differences between US GAAP and Canadian GAAP that affect the Company's *pro forma* consolidated financial statements are described in note 3(l).

The *pro forma* consolidated balance sheet gives effect to the adjustments in note 3 as if they had occurred on June 30, 2004. The *pro forma* consolidated statements of income for the periods presented give effect to the adjustments in note 3 as if the transactions occurred on January 1, 2003.

The *pro forma* consolidated financial statements are not necessarily indicative of the results that would have actually occurred had the transactions been consummated at the dates indicated nor are they necessarily indicative of future operating results or the financial position of Atlantic Power.

2. ACQUISITION

The Issuer has formed Atlantic Power Holdings, LLC ("Atlantic Holdings"), a Delaware limited liability company, for the purpose of acquiring indirect interests in the Projects from Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC (the "Existing Investors"). The interests of the Existing Investors in the Projects are held by their wholly-owned subsidiaries, Teton Funding, Epsilon Power Funding, LLC and Umatilla Power Funding, LLC (the "Project Holding Entities").

(In thousands of U.S. dollars)

The estimated net proceeds from the Offering, after deducting fees payable to the underwriters of the Offering (the "Underwriters") and estimated expenses of the Offering, will be approximately Cdn$297.3 million. In addition to the Cdn$184.5 million of 11% subordinated notes that will be represented by IPSs following the completion of the Offering, Cdn$36.5 million of such subordinated notes will be sold separately (the "Separate Subordinated Notes"). The Issuer will use the net proceeds from the Offering, together with approximately Cdn$35.4 million from the sale of the Separate Subordinated Notes, to subscribe for 32,000,000 common membership interests and 38,329,287 Class A preferred membership interests in Atlantic Holdings. Atlantic Holdings will in turn use approximately US$97.7 million of the proceeds from the subscription for membership interests by the Issuer (net of any costs and expenses incurred by Atlantic Holdings), together with 31,291,865 common membership interests and 31,291,865 Class B membership interests to be issued by it (the "Existing Investor Interests"), to acquire the Project Holding Entities from the Existing Investors. Atlantic Holdings will also use approximately US$167 million of the proceeds from the subscription for membership interests by the Issuer to repay outstanding indebtedness of Teton Funding and approximately US$12.5 million to deposit into a reserve account (the "Reserve Account"). Following closing of the Offering, the Issuer will own 50.6% of the common membership interests in Atlantic Holdings and the Existing Investors will own 49.4% of the common membership interests in Atlantic Holdings.

The Issuer has granted the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to a total of 4,800,000 additional IPSs for the purpose of covering over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised, the Issuer will use the net proceeds to acquire additional common membership interests and Class A preferred membership interests in Atlantic Holdings, which will in turn use such amounts to redeem common membership interests and Class B preferred membership interests in Atlantic Holdings held by the Existing Investors. If the Over-Allotment Option is exercised in full, the Issuer will own 58.1% of the common membership interests in Atlantic Holdings and the Existing Investors will own 41.9% of the common membership interests in Atlantic Holdings.

3. PRO FORMA ADJUSTMENTS

(a) Initial Public Offering

The Company will issue 32,000,000 IPSs pursuant to the Offering for net proceeds of Cdn$297.3 million on closing of the Offering after deducting estimated expenses of the Offering and the underwriters' fees of Cdn$22.4 million. The U.S. dollar equivalent of the net proceeds of the Offering based on an exchange rate of Cdn$1.1996 per US$ is:

Subordinated notes (including Separated Subordinated Notes)	$184,260
Common shares	112,914
	$297,174
Total expenses	(19,620)
	$277,554

Following closing of the Offering, approximately $12,500 will be deposited into the Reserve Account which is included in restricted cash.

(b) Credit Facilities

Atlantic Holdings has arranged for a senior credit facility (the "Credit Facility") in the form of a $50,000 revolving term credit facility. The Credit Facility will be used for working capital purposes, including management of cash flows with respect to differences in the payment and refund of U.S. withholding taxes and for other general corporate purposes of Atlantic Holdings.

Loans under the Credit Facility will bear interest at a rate equal to LIBOR or a U.S. Base Rate, plus an applicable margin to those rates.

Interest expense has been adjusted to reflect the Credit Facility and to eliminate interest expense associated with the senior secured debt of Teton Funding (originally incurred on March 12, 2004)

(In thousands of U.S. dollars)

which will be repaid with proceeds of the Offering. Interest is assumed to be at a rate of 4.5% per annum on an average balance of $11,000. In addition, fees are assumed to accrue on letters of credit commitments of $14,600 at a rate of 2.0% per annum.

Atlantic Holdings will repay outstanding indebtedness of Teton Funding. Interest expense incurred for the period from March 13, 2004 to June 30, 2004 in the amount of $2,481 is eliminated.

(c) ***Acquisition***

The acquisitions will be accounted for using the purchase method. The net cash purchase price of $97,712 has been preliminarily allocated to the assets and liabilities of the Projects at December 31, 2003 as follows:

Net assets acquired at fair value, based on preliminary allocation, are as follows:

Current assets less current liabilities	43,078
Property and equipment	125,384
Investments in Partnerships	246,434
Investments in Leveraged Leases	1,327
Other assets (Net)	46,718
Other intangibles	83,327
Long-Term debt	(177,000)
Other liabilities, non-controlling interests	(260,845)
Minority interests	(10,711)
	$ 97,712

The actual determination and allocation of the purchase price will be based upon the assets purchased and liabilities assumed at the effective date of the acquisition and other information available at that date. Accordingly, the actual amounts for each of the assets will vary from the *pro forma* amounts and the variation may be material.

Other intangibles principally represent power purchase agreements entered into by the Projects and will be amortized over the term of the agreements.

(d) ***Depreciation and Amortization***

The value of the tangible assets have been increased by a fair value amount of $117,707, the value interests in partnership have been increased $81,430 and other intangibles by $83,327. Depreciation and amortization have been adjusted as follows:

	Six Months Ended June 30, 2004	2003
Depreciation	$1,950	$ 3,900
Amortization of intangibles	2,100	4,200
Amortization of fair value adjustments to investment in partnerships	2,050	4,100
	$6,100	$12,200

(e) ***Impairment Expense***

The *pro forma* consolidated statement of income for the year ended December 31, 2003 assumes this transaction occurred January 1, 2003 at which time the assets and liabilities would have been recorded at fair value. This entry eliminates the impairment expense of $8,796 that was recorded in the historic financial statement for 2003.

(f) ***Other Expense***

Other expenses that are non-recurring have been eliminated. The amounts eliminated are as follows:

	Six Months Ended June 30, 2004	2003
Expense relating to cash flow interest agreement	$1,336	$2,000
Expense relating to the Tellus agreement	–	5,780
	$1,336	$7,780

(g) ***Subordinated Notes***

To record interest of $10,134 for the six months ended June 30, 2004 and $20,268 for the year ended December 31, 2003 on the 11% subordinated notes of $184,260 and $490 and $940 respectively of amortization of deferred financing costs.

(h) ***General and Administration Expense***

Operations and maintenance expense has been adjusted to account for the Issuer's share of the reduction in insurance premiums associated with the replacement of insurance contracts at the Lake, Mid-Georgia, Onondaga, Pasco and Stockton Projects.

Project operator fees and expenses represents the estimated project operator fees and expenses to be paid to affiliates of Caithness Energy, LLC for services provided to the Lake, Mid-Georgia, Onondaga and Pasco Projects as well as asset management services to Teton Funding.

Management fees and administrative expenses represents the estimated fees paid to Atlantic Power Management, LLC (the "Manager") and the Manager's estimates of the costs it will incur in providing management services to Atlantic Holdings and the Issuer and its estimate of incremental operating costs that will be incurred by Atlantic Holdings and the Issuer.

(i) ***Other Liabilities - Non Controlling Interest***

The Existing Investors will own Class B and common membership interests of Atlantic Holdings and also have the right to request Atlantic Holdings to purchase for cancellation all or any portion of the Existing Investors Interest. The repurchase of the Existing Investor Interests is conditional upon Atlantic Holdings being able, after utilizing its best efforts, to complete or cause the completion of an equity financing on terms acceptable to the managers of Atlantic Holdings who are independent of the Existing Investors and their affiliates, acting reasonably, to secure the necessary funds to enable it to purchase the Existing Investor Interests. Atlantic Holdings may only finance repurchases of Existing Investor Interests pursuant to the exercise of the Liquidity Right by issuing additional equity securities. It is expected that this will occur through the sale of common membership interests and Class A preferred membership interests to the Company, the purchase of which by the Company would be financed by a sale of IPSs or other equity securities of the Company. The Company is required to use its best efforts to effect an offering of IPSs or other equity securities on terms acceptable to the directors of the Company in order to provide equity funding to Atlantic Holdings for the repurchase of the Existing Investor Interests. Since there is a written put option, these interests are treated as a liability of the Company and are recorded at fair value in the balance sheet.

The non controlling interest in the income of the company is calculated at 49.4% of income amounting to $4,900 and $27,000 for the six months ended June 30, 2004 and the year ended December 31, 2003 respectively.

(j) ***Selected financial information on Other Projects***

(i) *Investment in Delta Person L.P.*

Epsilon Power Funding, LLC is a 40% limited partner in Delta Person L.P., which owns a gas-fuelled generation facility in Albuquerque, New Mexico placed in service in June 2000 with a gross capacity of 132 MW. Below is summarized financial information (in thousands of US Dollars) as of June 30, 2004 and for the six months then ended and as of

December 31, 2003 and for the year then ended for Delta Person L.P., of which Atlantic Holdings will own a 40% effective interest.

	Delta Person, L.P.	
	Six Months Ended June 30, 2004	2003
Assets:		
Current assets	$ 2,208	$ 2,310
Noncurrent asset	47,082	48,494
Total assets	$49,290	$50,804
Liabilities:		
Current liabilities	$ 1,682	$ 2,118
Noncurrent liabilities	43,870	44,568
Total liabilities	$45,552	$46,686
Operating results:		
Sales	$ 2,807	$ 6,304
Gross profit	2,657	5,555
Net income	(381)	(852)
Equity in earnings (loss)	$ 152)	$ (341)

(ii) *Investment in Javelin Energy, LLC*

Epsilon Power Funding, LLC is an 18.9% limited partner in Javelin Energy, LLC, which owns a 50% interest in Gregory, a gas-fuelled generation facility near Corpus Christi, Texas placed in service in July 2000 with a gross capacity of 400 MW and a 10.22% interest in Rumford, a coal-fueled generation facility in Rumford, Maine placed in service in January 1990 with a gross capacity of 85 MW. Below is summarized financial information (in thousands of US Dollars) as of June 30, 2004 and for the six months then ended and as of December 31, 2003 and for the year then ended for Javelin Energy, LLC., of which Atlantic Holdings will own a 18.9% effective interest.

	Javelin Energy, LLC	
	Six Months Ended June 30, 2004	2003
Assets:		
Current assets	$ 7,386	$5,825
Noncurrent assets	87,162	84,791
Total assets	$ 94,548	$ 90,616
Liabilities:		
Current liabilities	$ 237	$ 217
Noncurrent liabilities	38,488	40,037
Total liabilities	$ 38,725	$ 40,254
Operating results:		
Sales	$ —	$ —
Gross profit	—	—
Net income (loss)	4,052	(23,413)
Equity in earnings (loss)	$ 766	$(3,468)

(iii) Investment in MASSPOWER

Epsilon Power Funding, LLC is a 17.5% indirect general partner in MASSPOWER, which owns a gas-fuelled generation facility in Springfield, Massachusetts placed in service in September 1993 with a gross capacity of 267 MW. Below is summarized financial information (in thousands of US Dollars) as of June 30, 2004 and for the six months then ended and as of December 31, 2003 and for the year then ended for MASSPOWER, of which Atlantic Holdings will own a 17.5% effective interest.

	MASSPOWER	
	Six Months Ended June 30, 2004	2003
Assets:		
Current assets	$ 68,946	$ 48,498
Noncurrent assets	167,068	171,888
Total assets	$ 236,014	$ 220,386
Liabilities:		
Current liabilities	$ 137,411	$ 31,600
Noncurrent liabilities	42,165	158,659
Total liabilities	$ 179,576	$ 190,259
Operating results:		
Sales	$ 75,429	$ 161,749
Gross profit	38,409	69,176
Net income	22,960	30,446
Equity in Earnings	$ 4,018	$ 5,328

(iv) Summary of Equity in Earnings (loss)

	Unaudited	
	Six months ended June 30, 2004	Year ended December 31, 2003
Delta Person L.P.	$ (152)	$ 341)
Javelin Energy, LLC	766	(3,468)
MASSPOWER	4,018	5,328
	4,632	1,519
Badger Creek — 1.25% interest	49	79
	$ 4,681	$ 1,598

(k) Income Taxes

The Project Holding Entities and/or the Projects are each required to withhold U.S. income tax on operating income allocable to the Issuer. The tax withheld is treated as a pre-payment of taxes for the account of the Issuer. The Issuer, when filing its U.S. income tax return, will deduct its expenses from the income allocated to it from the Projects to determine its taxable income and taxes payable thereon. To the extent that the Issuer's U.S. taxes payable are less than the taxes withheld by the Projects, the Issuer will receive a refund of such withheld taxes. For the six months ended June 30, 2004 and for the fiscal year 2003, the Issuer would have received a full refund of all such withheld tax.

(l) Reconciliation of Canadian and US GAAP

These *pro forma* financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which in most respects conform to Canadian GAAP. Significant differences between Canadian and US GAAP are as follows:

(In thousands of U.S. dollars)

Net income and comprehensive income

		Six months ended June 30, 2004	2003
Comprehensive income (loss) — US GAAP		$ 825	$ 40,166
Proportionate share of unrealized net gain from cash flow hedges included in equity method investees' other comprehensive income	(i)	(3,043)	(5,040)
Cumulative effect of change in accounting principle	(ii)	—	13
Net income (loss) — Canadian GAAP		(2,218)	35,139

Balance sheet items

	June 30, 2004	
	US GAAP	Canadian GAAP
Investments in partnerships	$ 165,004	$ 168,192
Accumulated other comprehensive income (loss)	1,034	—

(i) Under US GAAP, other comprehensive income, investments in partnerships and accumulated other comprehensive income, included in equity method investment investees' financial statements arise as a result of changes in fair value of certain derivative financial instruments that qualify as cash flow hedges, for the portion of change in the fair value of the hedge that is effective.

Under Canadian GAAP, the Company applies settlement accounting to derivative financial instruments. Under this method, the gains and losses on derivative financial instruments that qualify for hedge accounting are not recorded until they are realized. The notional amounts are not recorded in the financial statements as they do not represent amounts exchanged by the counterparties.

(ii) Under US GAAP, the cumulative effect of change in accounting principles has been charged to income with no restatement of prior periods. Under Canadian GAAP the cumulative effect of change in accounting principles is applied retroactively with restatement of prior periods. The impact of the cumulative effect of change in accounting principle in 2003 is not material.

(m) ***Lessor Interest***

The Company will own indirectly 100% of Umatilla Power Funding LLC which in turn holds a lessor interest in the Lake Project. The lease expense related to this lessor interest has been eliminated in the amount of $8,702 in the six months ended June 30, 2004 and $13,998 for the year ended December 31, 2003.

(n) Interest and other income for the year ended December 31, 2003 that is non-recurring has been eliminated. The amounts eliminated are as follows:

Refund of property taxes at the Lake project — 1999 through 2002	$ 2,573
Gain on settlement agreement with Lake facility construction contractor	3,597
	$6,170

4. COMMITMENTS AND CONTINGENCIES

The following information reflects the commitments and contingencies described in the consolidated financial statements of Teton Power Funding, LLC as of June 30, 2004 and for the six months then ended.

(a) ***Cash Flow Interest Agreement***

In July 1998, Enron waived its right to a 50% limited partnership interest in Onondaga in exchange for an amended and restated gas sales agreement and was entitled to a certain percentage of Onondaga's cash distributions to its partners. In 2003, Split Rock Holdings, LLC, ("Split Rock") a wholly-owned subsidiary of Arclight Energy Partners Fund I, LP ("Arclight") was assigned

(In thousands of U.S. dollars)

Enron's cash flow interest as part of Enron's bankruptcy filing. For the period from March 13, 2004 through June 30, 2004, Onondaga recorded approximately $353 of expense related to this cash flow interest, which is included in interest and other expense on the consolidated statement of income and comprehensive income. Onondaga made approximately $1,438 of distributions to Split Rock for the period March 13, 2004 through June 30, 2004.

(b) ***Lake Payment Dispute***

Through September 2001, FPC had been paying Lake amounts for energy that were generally less than the formula price under the PPA. As a result of the lower FPC payments, Lake had been recognizing lower gas costs under its gas purchase agreement with Duke Energy ("Duke"). Lake had entered into an agreement with Duke whereby Duke had agreed not to pursue legal action against Lake for the lower payments pending the issuance of a final order in the Lake/FPC litigation proceeding.

Pursuant to a letter dated February 20, 2003, Duke and Lake settled all matters related to the payment dispute. As part of the settlement, Lake was required to remit approximately $2,100 to Duke on or before March 5, 2003. The remaining settlement amount of approximately $1,200 will be paid in 35 monthly instalments beginning April 5, 2003. Should Lake fail to remit any portion of the settlement amount, Duke is entitled to accelerate the remaining balance due and demand the remaining balance be paid immediately.

(c) ***FERC Waiver***

On August 6, 2002, Lake filed for a temporary waiver with the FERC of its Operating and Efficiency Standards for calendar year 2002 due to the bankruptcy of its steam host. FERC granted the limited waiver of Operating and Efficiency Standards for calendar year 2002 on November 1, 2002. For the period ended June 30, 2004, Lake has maintained adequate FERC Operating and Efficiency Standards.

(d) ***Lake's Property Tax Settlement***

On March 16, 2004, Lake received $2,573, included in interest and other income from the Lake County Tax Collector for a refund for property taxes for the years 1999 through 2002.

(e) ***Letter of Credit***

At Onondaga, a $550 letter of credit has been issued in favor of NIMO to collateralize certain obligations of the Onondaga Project under its gas transportation agreement with NIMO (which terminates on June 30, 2008). The letter of credit has been collateralized with a $550 compensating restricted cash account.

5. *PRO FORMA* EARNINGS PER SHARE

The calculation of earnings per share on the *pro forma* consolidated statement of income is based on the *pro forma* number of Common Shares outstanding for the year ended December 31, 2003 and for the six months ended June 30, 2004 had the issuance of Common Shares taken place on January 1, 2003.

INDEPENDENT AUDITORS' REPORT

The Board of Managers of Teton Power Holdings, LLC:

We have audited the accompanying combined balance sheets of UtilCo SaleCo LLC (the "Company") as of December 31, 2003 and 2002, and the related combined statements of income and comprehensive income, shareholders' equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We did not audit the financial statements of certain equity method investee companies. The Company's investment in these companies at December 31, 2003 and 2002 was $100,693 and $89,068, respectively, and its equity in earnings was $38,287 and $51,137 for the years ended 2003 and 2002, respectively. The financial statements of these investees were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for them, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, in 2003 and adopted SFAS No. 142, Goodwill and Other Intangible Assets, and Emerging Issues Task Force 02-03, Recognition and Reporting of Gains and Losses on Energy Trading Contracts Under Issues 98-10 and 00-17, in 2002.

New York, New York
September 8, 2004

(Signed) "KPMG LLP"

UTILCO SALECO LLC

(A Group of Investments Owned by Aquila, Inc.)

COMBINED BALANCE SHEETS

December 31, 2003 and 2002

(In thousands)

	2003	2002
	(Audited)	
Assets		
Current assets:		
Cash and cash equivalents	$49,033	$27,611
Restricted cash	14,173	10,213
Accounts receivable, net	9,264	6,800
Account receivable — related parties	655	609
Inventories and supplies	981	990
Indexed swap agreement — current	32,659	25,770
Prepayments and other	915	797
Total current assets	107,680	72,790
Property, plant and equipment, net	5,164	5,399
Investments in partnerships	232,262	231,442
Investment in leveraged lease	9,445	9,039
Indexed swap agreement	82,690	98,091
Total assets	$437,241	$416,761
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$10,287	$12,845
Account payable — related party	458	—
Current portion of deferred lease payable	2,854	3,463
Accrued loss on gas transportation contracts	6,598	3,546
Deferred bonus payable	2,400	—
Other current liabilities	7,714	2,238
Total current liabilities	30,311	22,092
Long-term liabilities:		
Accrued loss on gas transportation contracts	26,382	32,980
Deferred lease payable	9,245	10,425
Deferred bonus payable	—	5,858
Other liabilities	17	—
Total liabilities	65,955	71,355
Total shareholders' equity:		
Shareholders' equity	373,429	352,589
Accumulated other comprehensive loss	(2,143)	(7,183)
Total shareholders' equity	371,286	345,406
Total liabilities and shareholders' equity	$437,241	$416,761

See accompanying notes to combined financial statements.

UTILCO SALECO LLC

(A Group of Investments Owned by Aquila, Inc.)

COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands)

	Jan. 1, 2004 to March 22, 2004	Jan. 1, 2003 to June 30, 2003	Year ended December 31, 2003	Year ended December 31, 2002
	(Unaudited)	(Unaudited)	(Audited)	
Revenues:				
Electricity sales	$12,508	$26,019	$50,604	$58,432
Index swap fair value adjustment	(15,422)	21,439	17,961	36,708
Management fee revenue	50	119	215	238
Other revenue	38	147	213	216
Total revenues	(2,826)	47,724	68,993	95,594
Operating expenses:				
Fuel	7,070	10,965	25,163	29,968
Lease expense	4,202	6,110	13,998	12,505
Amortization of accrued loss on gas transportation contracts	(1,607)	(1,773)	(3,546)	(3,507)
Operations and maintenance expenses	2,989	10,332	16,234	16,242
Management fees	664	529	1,147	1,057
Impairments	—	—	8,796	9,473
Depreciation and amortization	2,526	5,600	10,134	10,230
Total operating expenses	15,844	31,763	71,926	75,968
Other income (expense):				
Equity in earnings from partnerships, net	6,173	23,819	38,846	52,290
Interest and other income	122	105	6,281	202
Earnings from leveraged lease	127	181	449	387
Interest and other expense	(1,035)	(870)	(7,504)	(2,768)
Total other income	5,387	23,235	38,072	50,111
Earnings before cumulative effect of accounting change	(13,283)	39,196	35,139	69,737
Cumulative effect of change in accounting principle	—	(13)	(13)	(7,763)
Net (loss) income	(13,283)	39,183	35,126	61,974
Other comprehensive income:				
Proportionate share of equity method investees' other comprehensive income	2,009	2,500	5,040	4,609
Comprehensive (loss) income	$(11,274)	$41,683	$40,166	$66,583

See accompanying notes to combined financial statements.

UTILCO SALECO LLC

(A Group of Investments Owned by Aquila, Inc.)

COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2003 and 2002

(In thousands)

	2003	2002
	(Audited)	
Shareholders' equity:		
Balance at beginning of year	$352,589	$323,989
Net income	35,126	61,974
Settlements with owners	(14,286)	(33,374)
Balance at end of year	373,429	352,589
Other comprehensive income:		
Balance at beginning of year	(7,183)	(11,792)
Current year comprehensive income	5,040	4,609
Balance at end of year	(2,143)	(7,183)
Total shareholders' equity	$371,286	$345,406

See accompanying notes to combined financial statements.

UTILCO SALECO LLC

(A Group of Investments Owned by Aquila, Inc.)

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Jan. 1, 2004 to March 22, 2004	Jan. 1, 2003 to June 30, 2003	Year ended December 31, 2003	Year ended December 31, 2002
	(Unaudited)	(Unaudited)	(Audited)	
Cash flows from operating activities:				
Net (loss) income	$(13,283)	$39,183	$35,126	$61,974
Adjustments to reconcile net income to net cash provided by operating activities:				
Impairments	—	—	8,796	9,473
Depreciation and amortization	2,526	5,600	10,135	10,230
Equity earnings from partnerships	(6,173)	(23,819)	(38,846)	(52,290)
Earnings on leveraged lease	(127)	(181)	(449)	(387)
Distributions from investments	723	12,200	24,631	27,876
Amortization of accrued loss on gas transportation contracts	(1,607)	(1,773)	(3,546)	(3,507)
Cumulative effect of accounting change	—	—	13	7,763
Changes in assets and liabilities:				
Restricted cash	3,419	(3,141)	(3,960)	1,092
Receivables	736	(907)	(2,216)	(1,847)
Indexed swap agreement	22,036	(8,164)	8,512	(18,229)
Amounts due from affiliates	391	609	(46)	—
Amounts due to affiliates	(406)	—	458	—
Prepayments and other assets	286	(175)	(109)	1,291
Accounts payable and accrued liabilities	(1,429)	(1,009)	(2,763)	(959)
Deferred lease and bonus payable	255	(1,464)	(5,247)	(2,264)
Other	—	8	5,480	237
Net cash provided by operating activities	7,347	16,967	35,969	40,453
Cash flows used in investing activities:				
Acquisitions	(7,714)	—	—	—
Purchase of property, plant and equipment	—	—	(261)	(3,159)
Net cash used in investing activities	(7,714)	—	—(261)	(3,159)
Cash flows used in financing activities:				
Settlements with owners	(36,221)	(11,062)	(14,286)	(33,374)
Net cash used in financing activities	(36,221)	(11,062)	(14,286)	(33,374)
Net increase in cash	(36,588)	5,905	21,422	3,920
Cash and cash equivalents, beginning of year	49,033	27,611	27,611	23,691
Cash and cash equivalents, end of year	$12,445	$33,516	$49,033	$27,611

See accompanying notes to combined financial statements.

UTILCO SALECO LLC
(A Group of Investments Owned by Aquila, Inc.)
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(In thousands)
(Information for the years ended December 31, 2003 and 2002 is audited and for the period January 1, 2004 to March 12, 2004 and for the six months ended June 30, 2003 is unaudited)

1. ORGANIZATION AND BUSINESS

UtilCo SaleCo LLC ("SaleCo" or the "Company") was a group of investments previously owned by Aquila, Inc. ("Aquila"). Aquila chose to group these businesses as part of its reorganization effort, which included selling all nonstrategic assets. On March 12, 2004, Aquila sold SaleCo to Teton Power Funding LLC ("TPF") (see note 15). The accompanying combined financial statements reflect net assets and results of operations of SaleCo. The accompanying financial statements have been prepared to reflect the investments acquired by TPF.

The Company owns interests in a number of "qualifying facilities" ("QFs") and "exempt wholesale generators" ("EWGs"), which have long-term contracts to sell power. QFs are small power producers or cogenerators (power producers that produce steam as a byproduct of the electricity generating process for use in a second industrial process) that meet certain operating, efficiency, and fuel-use standards set forth by the Federal Energy Regulatory Commission ("FERC"). Electric utilities are required to purchase generating capacity and electric energy from QFs at a price approved by state regulatory bodies. EWGs are independent power projects that are exempt from the Public Utility Holding Company Act ("PUHCA"), but must obtain FERC approval for wholesale rates. The Company's EWGs have been granted market-based rate authority.

SaleCo comprised the following entities, which are accounted for as wholly-owned entities:

- Baker Lake Hydro, LLC and Olympia Hydro, LLC, which together are 99% limited partners and 0.5% general partners in Concrete Hydro Partners, L.P. ("Concrete"). Concrete is a 1% general partner and a 49% limited partner in Koma Kulshan Associates ("Koma"), which Concrete accounts for under the equity method. The Company's investment in Concrete is accounted for under the equity method.
- Topsham Hydroelectric Generating Facility Trust No. 2 (the "Trust"), which owns an undivided interest in Topsham Hydro Assets. The assets owned by the Trust are accounted for as a leveraged lease (see note 12).
- Badger Power Generation I, LLC and Badger Power Generation II, LLC, which together are 97% limited partners and 0.5% general partners in Badger Power Associates, L.P. Badger Power Associates, L.P. is a 50% general partner in Badger Creek Limited, L.P. The investment in Badger Power Associates, L.P. is accounted for under the equity method.
- Stockton CoGen (II), LLC, which is a 50% general partner in Stockton CoGen Company (Stockton). The investment in Stockton CoGen Company is accounted for under the equity method.
- Orlando Power Generation I, LLC and Orlando Power Generation II, LLC, which together are a 50% general partner in Orlando CoGen Limited, L.P. The investment in Orlando CoGen Limited, L.P. is accounted for under the equity method.
- Rockfort Power-Cayman Island LLC, which has an indirect 24.1% interest in Jamaica Private Power Company Limited (Jamaica) through their wholly-owned subsidiary, Rockfort Power (Belize) LLC. The investment in Jamaica Private Power Company Limited is accounted for under the equity method.
- MEP Rumford, LLC, which is a 24.3% limited partner in Rumford Cogeneration Company Limited Partnership ("Rumford"). The investment in Rumford is accounted for under the equity method.

(In thousands)

- Aquila East Coast Generation, LLC, which is the holding company for a number of the companies included in SaleCo. The following are wholly-owned subsidiaries of Aquila East Coast Generation, LLC:
  - Aquila Fuels Mid-Georgia, LLC, which provides fuel services to Mid-Georgia Cogen, L.P.
  - NCP Lake Power, LLC ("NCP Lake"), which is the sole 1% general partner in Lake Cogen, Ltd. ("Lake") and a 1% general partner is Lake Investment, L.P. ("LILP"). LILP is a 48.9% limited partner in Lake. Lake owns and operates a 110-megawatt ("MW") cogeneration energy project in Lake County, Florida, which was placed into service in July 1993. The Company effectively controls Lake; therefore, the financial results of Lake are combined within the SaleCo financial statements.
  - NCP Gem, LLC is a 99% limited partner in LILP. The financial results of LILP are combined within the SaleCo financial statements.
  - NCP Houston Power, LLC ("NCP Houston") and NCP Perry, LLC together are a 1% general partner and a 49% limited partner in Mid-Georgia Cogen, L.P. The investment in Mid-Georgia Cogen, L.P. is accounted for under the equity method.
  - NCP Dade Power, LLC is a 1% general partner in Pasco Cogen Ltd. and a 1% general partner in Dade Investment, L.P. Dade Investment, L.P. is a 48.9% limited partner in Pasco Cogen Ltd. The investment in Pasco Cogen Ltd. is accounted for under the equity method.
  - NCP Pasco, LLC is a 99% limited partner in Dade Investment, L.P. The financial results of Dade Investment, L.P. are combined within the SaleCo financial statements.
  - Geddes II LLC ("Geddes II") and Geddes Cogeneration LLC ("Geddes") together are a 1% general partner and a 99% limited partner in Onondaga Cogeneration Limited Partnership ("Onondaga"). Onondaga owns and operates an 91-megawatt cogeneration project in Geddes, New York, which was placed in service in December 1993. Geddes is the general partner of Onondaga and, as such, is responsible for the general management, supervision, and administration of Onondaga's business and affairs. In July 1998, Enron Capital & Trade Resources ("Enron") waived its right to a 50% limited partnership interest in exchange for an amended and restated gas sales agreement, and is entitled to a certain percentage of Onondaga's cash distributions to its partners. As a result of the waiver, Geddes II became a 50% limited partner. In 2003, Split Rock Holdings LLC was assigned Enron's cash flow interest (note 13). The financial results of Onondaga are combined within the SaleCo financial statements.
  - Aquila Selkirk, LLC is a 13.6% limited partner is Selkirk Cogen Partners, L.P. The investment in Selkirk Cogen Partners, L.P. is accounted for under the equity method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The combined financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America. These accounting principles are different in some respects from Canadian generally accepted accounting principles and the significant differences that impact the Company's financial statements are described in note 16.

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company follows the accrual method of accounting.

(a) *Principles of Combination*

SaleCo's combined financial statements include all of the majority-owned businesses described in note 1 for which Aquila maintains controlling interests. The Company uses equity accounting for investments in limited partnerships of 5% or greater or in which it has significant influence but does not control. SaleCo eliminates intercompany accounts and transactions.

Since SaleCo was not a legal entity at December 31, 2002, direct ownership relationships did not exist among all of the various operations reflected in the accompanying combined financial statements during the year presented. On September 15, 2003, SaleCo was registered as a Delaware limited liability company.

(b) *Cash and Cash Equivalents*

For the purposes of the statements of cash flows, cash is defined as unrestricted cash and investments with original maturities of three months or less.

Restricted cash and investments represent deposits made for compensating balances and overhaul costs related to the Onondaga and Lake projects.

(c) *Inventories and Supplies*

Inventories and supplies are stated at the lower of average cost or market.

(d) *Property, Plant, and Equipment*

The Company's property, plant, and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the related asset.

Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the combined balance sheet and any gain or loss is reflected in the combined statements of income and comprehensive income. The Company capitalizes and depreciates overhaul and maintenance expenses when the useful life of the asset has been extended. Otherwise, these costs are expensed as incurred.

(e) *Revenue Recognition*

The Company recognizes revenue when electricity and steam are delivered under the terms of the related contracts and as the fair value of the indexed swap changes.

The Company recognizes management fees as they are earned. Management fees earned from entities that are accounted for under the equity method are eliminated to the extent of the Company's investment percentage.

Onondaga Project — Electricity Sales and Index Swap

Onondaga recognizes revenue when electricity is delivered and as the fair value of the indexed swap changes.

Power Sales Agreement and Swap

In June 1998, Niagara Mohawk Power Corporation ("NIMO") consummated a master restructuring agreement whereby many of its independent power project ("IPP") agreements were renegotiated resulting in lump-sum payments to the IPPs and/or new contracts with NIMO. As a result of this transaction, NIMO and Onondaga amended the existing Power Purchase Agreement ("PPA") with the Power Put Agreement and an indexed swap agreement, each of which expire in 2008. In September 2000, Onondaga's ability to sell power under the Power Put Agreement with NIMO was terminated which caused Onondaga to become a merchant plant subject to prevailing market

(In thousands)

prices for its energy and capacity. Onondaga currently sells its electrical output to the New York Independent System Operator ("NYISO") at prevailing market prices.

The indexed swap agreement is a financial instrument under which Onondaga pays NIMO a market price and NIMO pays Onondaga a contract price for electricity, which is adjusted monthly according to an indexing formula for the remaining term of the contract. The notional amount of the swap is based on a fixed quantity of energy and capacity. The market price that Onondaga pays NIMO under the indexed swap agreement is equivalent to the market price that Onondaga would receive from either NIMO under the PPA or a third party for sales to the NYISO. The difference between the market price payment and the contract amount received is reflected within the "Index swap fair value adjustment" in the combined statements of income and comprehensive income.

The indexed swap agreement is a derivative under SFAS 133 and is recorded at fair value in the combined balance sheets. Gains or losses from changes in fair value are reported as index swap fair value adjustments in the combined statements of income and comprehensive income. The fair value of the indexed swap agreement is based on certain assumptions, including forecasts of future energy prices, inflation rates, discount rates and counterparty credit risk. For the years ended December 31, 2003 and 2002, Onondaga recorded income of $18,000 and $36,700, respectively, related to the fair value of the index swap.

Lake Project — Electricity and Steam Sales

Lake recognizes revenue when electricity and steam are delivered under various contract terms. Steam sales are presented net of a rebate that is related to the purchase of a certain amount of cogeneration services in a year.

Power Sales Agreement

Lake sells all of the net electrical output of the facility to Florida Power Corporation ("FPC") pursuant to a 20-year PPA that commenced in July 1993. Revenue under the power sales agreement is based on a payment for capacity, an energy payment, and an hourly performance adjustment. Capacity payments have been contracted and range from $19.33/kW month in 2003 to $31.32/kW month in 2013. The capacity payment is subject to the project maintaining an on-peak capacity during on-peak hours on a twelve month rolling average basis. The energy payment component of the power sales agreement is comprised of a fuel component, a variable operations and maintenance amount, and a voltage adjustment for each kWh of electricity produced. The performance adjustment is an hourly calculation based upon FPC's avoided cost of all electricity provided to the system during that hour.

Steam Sales Agreement

Lake provides steam to Citrus World on an as-available, as-required basis under a verbal agreement effective March 2002. Citrus World leases the former Golden Gem facility from Boeing Capital. Either party may terminate the agreement upon 30 days' written notice. Citrus World's payments are based on the net steam energy used, and Citrus World receives a discount based on the volume of net steam energy used.

(f) Income Taxes

In March of 2004, SaleCo and all entities accounted for as wholly-owned entities of SaleCo (note 1) were converted to limited liability corporations ("LLC"), which are nontaxable entities for income tax purposes. As each entity is subject to flowthrough taxation, each LLC's income, gains, losses, and tax credits are allocated to the owners who individually report their share of those items in their income tax returns. Accordingly, in order to reflect the ongoing expenses of the Company, no provision has been made for income taxes within these combined financial statements.

(In thousands)

(g) *Financial Instruments*

In 1998, Onondaga entered into an indexed swap agreement with Niagara Mohawk Power Corporation ("NIMO") in connection with the restructuring of the Onondaga project. The indexed swap agreement is accounted for as a trading instrument and is recorded at fair value based on certain assumptions, which includes forecasting future energy prices, inflation rates, discount rates, and counterparty credit risk (see note 9).

(h) *Gas Transportation Contracts*

Onondaga has certain long-term gas transportation agreements to provide natural gas transportation service to the Onondaga project through the year 2013 and other obligations related to operating the Onondaga project. Onondaga's obligations related to operating the Onondaga project and the long-term gas transportation agreements were recognized as liabilities in purchase accounting upon the acquisition of Onondaga by Aquila, Inc. These obligations are being relieved over the remaining lives of the contracts.

All of SaleCo's other gas transportation costs are expensed as incurred.

(i) *Accounting for Derivatives*

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Investments and Hedging Activities, which establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheets as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133, as amended, has been adopted by SaleCo effective January 1, 2001. The adoption of SFAS 133 did not have an effect on SaleCo's financial statements.

In October 2002, Emerging Issues Task Force ("EITF") Issue No. 02-3, Recognition and Reporting of Gains and Losses on Energy Trading Contracts Under Issues 98-10 and 00-17, required all energy trading contracts that do not fall within the scope of SFAS 133 no longer be marked to market through earnings, but to be accounted for on the accrual basis of accounting. The consensus was effective for all new contracts executed after October 25, 2002, and required a cumulative effect of an accounting change be recognized for all contracts executed prior to October 25, 2002. Onondaga elected early adoption of this requirement effective January 1, 2002, and ceased marking to market certain portions of Onondaga's transportation agreements that can be traded on the open market. The cumulative effect of this change has been reported as of the beginning of 2002 (see note 9).

(j) *Asset Retirement Obligations*

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which a legal obligation associated with the retirement of tangible long-lived assets is incurred. When the liability was initially recorded, the Company capitalized the estimated cost by increasing the carrying amount of the related long-lived asset. The liability will be accrued to its present value each subsequent period. The capitalized cost of the asset will be depreciated over the life of the related asset. Upon satisfaction of the liability, the Company will record a gain or loss for the difference between the actual cost incurred and the recorded liability. This standard became effective on January 1, 2003.

The adoption of SFAS No. 143 required the Company's recognition of future costs to settle legal liabilities. These legal liabilities included the removal and disposal of storage tanks and generators.

(In thousands)

The Company measured these liabilities based on engineering estimates of third-party costs to remove the assets in satisfaction of legal obligations, discounted by the Company's credit-adjusted risk–free borrowing rate, depending on the anticipated settlement date.

In connection with the adoption of SFAS No. 143 in January 2003, the Company recorded an asset retirement obligation of $15 and increased property, plant, and equipment, net of accumulated depreciation, by an immaterial amount. The cumulative effect of an accounting change for the adoption of SFAS No. 143 was a loss of $13 in 2003.

(k) Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows that is expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the combined balance sheets and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the combined balance sheets.

(l) Goodwill and Other Intangible Assets

On January 1, 2002, the Company was required to adopt SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to expenses. Instead, goodwill must be tested for impairment at least annually and, if impaired, be written off against earnings at that time. The Company completed an initial assessment of the realizability of goodwill and determined that, as of January 1, 2002, no goodwill impairments existed. When performing the annual assessment of the realizability of goodwill on November 30, 2002, the Company concluded that the goodwill was impaired and thus recorded an impairment charge for $5,200 in the fourth quarter of 2002.

3. NEW ACCOUNTING STANDARDS

In November 2002, the FASB issued FASB Interpretation No. 45 ("Fin 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This is an interpretation of FASB Statements No. 5, Accounting for Contingencies, No. 57, Related Party Disclosures, and No. 107, Disclosures about Fair Value of Financial Instruments, and a rescission of FASB Interpretation No. 34, Disclosures of Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The Interpretation is being applied prospectively to guarantees issued or modified after December 31, 2002. At December 31, 2003, the Company's only guarantee relates to the lease payable (see note 11). This guarantee is not within the scope of FIN 45.

In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement clarified under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. It also clarified when a derivative contains a financing component that warrants special reporting in the combined statements of cash flows. SFAS No. 149 also amended certain other existing pronouncements regarding derivatives. It is effective for contracts entered into or modified after June 30, 2003. The adoption of this standard had no material impact on the Company's financial position or results of operations.

(In thousands)

In January 2003, the FASB issued Interpretation No. 46 (revised December 2003), ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation is to be applied in the first fiscal year or interim period beginning after December 15, 2003, to enterprises that hold a variable interest in all entities that are not special purpose entities. Adoption of FIN 46 should not have a material impact on the Company's financial position or results of operations.

4. EQUITY METHOD INVESTMENTS IN PARTNERSHIPS

Investments in domestic and international independent power projects that are not controlled by SaleCo, but over which it has significant influence, are accounted for using the equity method. SaleCo owns investments in nine independent power projects located in six states and Jamaica. SaleCo received distributions of approximately $24,631 and $27,876 in 2003 and 2002 from those investments. For the unaudited period ended March 12, 2004 SaleCo received $723 in distributions and recorded $6,173 in equity earnings. SaleCo's share of net income from these uncombined affiliates is reflected in the combined statements of income and comprehensive income as equity in earnings from partnerships. The table below summarizes our investments and related equity earnings for the years ended December 31, 2003 and 2002, respectively:

Entity	Year End 2003 Equity Earnings	Investment in Partnerships as of December 31, 2003
Concrete Hydro Partners, L.P. (g)	$373	$4,042
Badger Power Associates, L.P. (a)	3,518	16,437
Stockton CoGen Company (g)	1,552	8,710
Orlando CoGen Limited, L.P. (b)	11,599	41,480
Jamaica Private Power Company Limited (g)	3,021	13,538
Rumford Cogeneration Company Limited Partnership (c)	2,670	15,881
Mid-Georgia Cogen, L.P. (d)	(993)	14,298
Pasco Cogen Ltd. (e)	6,664	14,218
Selkirk Cogen Partners, L.P. (f)	10,442	(4,903)
	38,846	123,701
Investment in excess of underlying net assets, net of accumulated amortization	—	108,561
Total	$38,846	$232,262

Entity	Year End 2003 Equity Earnings	Investment in Partnerships as of December 31, 2003
Concrete Hydro Partners, L.P. (g)	$541	$3,669
Badger Power Associates, L.P. (a)	4,455	11,093
Stockton CoGen Company (g)	1,197	9,908
Orlando CoGen Limited, L.P. (b)	22,747	30,381
Jamaica Private Power Company Limited (g)	2,043	11,962
Rumford Cogeneration Company Limited Partnership (c)	7,192	28,616
Mid-Georgia Cogen, L.P. (d)	(44)	14,266
Pasco Cogen Ltd. (e)	6,615	11,838
Selkirk Cogen Partners, L.P. (f)	7,544	(8,491)
	52,290	113,242
Investment in excess of underlying net assets, net of accumulated amortization	—	118,200
Total	$52,290	$231,442

The Company evaluates the carrying value of its equity method investments periodically or when there are specific indications of potential impairments, such as continuing operating losses or a substantial decline in market price, if publicly traded. In assessing these investments, the Company considers the following factors, among others, relating to the investment: financial performance and near-term prospects of the company, condition and prospects of the industry, and our investment intent. For the year ended 2003, the Company recorded an impairment on its investment in Rumford of $8,796. For the year ended 2002, the Company recorded an impairment on its investment in Rumford and Jamaica of $4,300 and $3,500, respectively.

The investment in excess of underlying net assets and any acquisition and transaction costs, included in the investment in partnership balances, are being amortized on a straight-line basis over the remaining lives of the partnerships' related contracts or facilities, ranging from nine to forty years. For the years ended December 31, 2003 and 2002, amortization expense amounted to approximately $9,600 and $10,000, respectively, included in depreciation and amortization expense on the combined statements of income and comprehensive income. For the unaudited period ended March 12, 2004, amortization expense amounted to approximately $2,410, included in depreciation and amortization expense.

The following are the summarized financial results of the entities accounted for under the equity method by SaleCo.

(a) *Investment in Badger Power Associates, L.P.*

Badger Power Associates, L.P. ("Badger Power") is a 50% general partner in Badger Creek Limited, L.P. (QF), which owns a gas-fueled generation facility in Bakersfield, California placed in service April 1991 with a gross capacity of 50 MW. The following is summarized financial information (in thousands) of Badger Creek Limited, L.P. as of December 31, 2003 and 2002 and the years then ended, of which SaleCo has a 48.75% effective interest.

	Badger Creek Limited	
	2003	2002
Assets:		
Current assets	$9,344	$6,761
Noncurrent assets	35,975	35,580
Total assets	$45,319	$42,341
Liabilities:		
Current liabilities	$8,270	$8,917
Noncurrent liabilities	8,990	16,505
Total liabilities	$17,260	$25,422
Operating results:		
Sales	$29,649	$28,188
Gross profit	15,112	13,864
Net income	7,394	8,773

(b) *Investment in Orlando CoGen Limited, L.P.*

Orlando CoGen Limited, L.P. (QF) is a 50%-owned, gas-fueled generation facility in Orlando, Florida placed in service September 1993 with a gross capacity of 126 MW. Below is summarized financial information (in thousands) as of December 31, 2003 and 2002 and the years then ended.

	Orlando Cogen Limited, L.P.	
	2003	2002
Assets:		
Current assets	$42,134	$25,039
Noncurrent assets	85,391	66,574
Total assets	$127,525	$91,613
Liabilities:		
Current liabilities	$16,275	$13,526
Noncurrent liabilities	28,292	35,213
Total liabilities	$44,567	$48,739
Operating results:		
Sales	$58,563	$52,659
Gross profit	25,784	23,764
Net income	23,198	39,324

(c) Investment in Rumford Cogeneration Company Limited Partnership

Rumford (QF) is a 24.3%-owned, coal-fueled generation facility in Rumford, Maine placed in service May 1990 with a gross capacity of 85 MW. Below is summarized financial information (in thousands) as of December 31, 2003 and 2002 and the years then ended.

	Rumford	
	2003	2002
Assets:		
Current assets	$20,190	$19,814
Noncurrent assets	87,128	107,753
Total assets	$107,318	$127,567
Liabilities:		
Current liabilities	$10,288	$10,383
Noncurrent liabilities	—	—
Total liabilities	$10,288	$10,383
Operating results:		
Sales	$98,205	$104,326
Gross profit	31,612	36,530
Net income	10,987	29,522

(d) Investment in Mid-Georgia Cogen, L.P.

Mid-Georgia Cogen, L.P. (QF) is a 50%-owned, gas-fueled generation facility in Kathleen, Georgia placed in service June 1998 with a gross capacity of 300 MW. Below is summarized financial information (in thousands) as of December 31, 2003 and 2002 and the years then ended.

	Mid-Georgia Cogen, L.P.	
	2003	2002
Assets:		
Current assets	$25,407	$26,734
Noncurrent assets	114,986	119,017
Total assets	$140,393	$145,751

	Mid-Georgia Cogen, L.P.	
	2003	2002
Liabilities:		
Current liabilities	$5,071	$4,985
Noncurrent liabilities	106,512	112,234
Total liabilities	$111,583	$117,219
Operating results:		
Sales	$31,731	$34,914
Gross profit	16,732	18,808
Net income	(1,772)	(346)

(e) ***Investment in Pasco Cogen Ltd.***

Pasco Cogen Ltd. (QF) is a 49.9%-owned, gas-fueled generation facility in Dade City, Florida placed in service July 1993 with a gross capacity of 109 MW. Below is summarized financial information (in thousands) as of December 31, 2003 and 2002 and the years then ended.

	Pasco Cogen Ltd.	
	2003	2002
Assets:		
Current assets	$11,262	$9,894
Noncurrent assets	73,422	77,165
Total assets	$84,684	$87,059
Liabilities:		
Current liabilities	$10,237	$9,492
Noncurrent liabilities	45,745	53,843
Total liabilities	$55,982	$63,335
Operating results:		
Sales	$49,900	$49,246
Gross profit	30,471	29,499
Net income	13,564	13,048

(f) ***Investment in Selkirk Cogen Partners, L.P.***

Selkirk Cogen Partners, L.P. (QF) is a 13.6%-owned, gas-fueled generation facility in Selkirk, New York placed in service, March 1992/September 1994 with a gross capacity of 345 MW. Aquila Selkirk, LLC, a wholly-owned subsidiary of SaleCo, is entitled to receive: (i) 13.6% of distributions of available cash, up to a fixed semiannual amount ("Priority Distributions"); (ii) 20% of 99% of the amount distributed in excess of the Priority Distribution dates; and (iii) 17.7% of all distributions made after the later of the date on which the last Priority Distribution is made or 18 years after the completion of Unit II. On a projected basis, the Company expects to receive an average of 19.9% of all cash distributions from Selkirk Cogen Partners, L.P. and, as such, records equity earnings accordingly. Below is summarized financial information (in thousands) as of December 31, 2003 and 2002 and the years then ended.

	Selkirk Cogen Partners, L.P.	
	2003	2002
Assets:		
Current assets	$46,930	$36,040
Noncurrent assets	287,471	303,915
Total assets	$334,401	$339,955
Liabilities:		
Current liabilities	$44,689	$41,385
Noncurrent liabilities	320,959	344,283
Total liabilities	$365,648	$385,668
Operating results:		
Sales	$262,832	$227,578
Gross profit	88,387	74,219
Net income	53,003	37,950

(g) ***Investments in Other Partnerships***

Following is a description of other uncombined equity investments of the Company. These investments consist of Stockton; Concrete; and Jamaica.

Stockton (QF) is a 50%-owned, coal-fueled generation facility in Stockton, California placed in service March 1988 with a gross capacity of 60 MW. The financial information in the table below includes the results of Stockton as of September 30, 2003 and 2002 and for the years then ended.

Concrete is a 1% general partner and a 49% limited partner in Koma (QF). Koma owns a hydroelectric generation facility in Mount Baker, Washington that was placed in service in October 1990 with a gross capacity of 14 MW. As a result of this ownership structure, SaleCo has a 49.75% effective ownership in Koma. The financial information in the table below includes the results of Concrete as of December 31, 2003 and 2002 and for the years then ended.

Jamaica is a 24.1%-owned, diesel-fueled generation facility in Rockfort, Jamaica placed in service January 1998 with a gross capacity of 58 MW. The financial information in the table below includes the results of Jamaica as of December 31, 2003 and 2002 and for the years then ended.

The combined summarized financial information (in thousands) for these investments is shown in the table below.

	Other Investments	
	2003	2002
Assets:		
Current assets	$38,255	$35,980
Noncurrent assets	114,981	119,560
Total assets	$153,236	$155,540
Liabilities:		
Current liabilities	$12,691	$16,703
Noncurrent liabilities	53,697	56,281
Total liabilities	$66,388	$72,984

(In thousands)

	Other Investments	
	2003	2002
Operating results:		
Sales	$78,683	$78,874
Gross profit	51,740	55,265
Net income	16,122	16,952

5. RELATED-PARTY TRANSACTIONS

(a) Management Fees

NCP Houston, accounted for as a wholly-owned subsidiary of SaleCo, manages Mid-Georgia Cogen, L.P. ("MGC"), an uncombined affiliate, for which it receives an annual general partner fee of $50. The general partner fee is payable quarterly and is escalated each year by the change in the U.S. Gross Domestic Product Implicit Price Deflator ("GDPIPD"). For the years ended December 31, 2003 and 2002, NCP Houston earned approximately $56 and $55 in general partner fees. NCP Houston's general partner fees from MGC, net of eliminations, were $28 and $28 for the years ended December 31, 2003 and 2002 and are recorded as management fee revenue on the combined statements of income and comprehensive income.

For the years ended December 31, 2003 and 2002, NCP Dade Power, LLC ("NCP Dade"), accounted for as a wholly-owned subsidiary of SaleCo, received a fixed annual fee from Pasco Cogen Ltd. ("Pasco"), an uncombined affiliate, for administrative and operating management functions totaling approximately $211 and $208, respectively. NCP Dade's fees from Pasco, net of eliminations, were $105 and $104, respectively, for the years ended December 31, 2003 and 2002 and are recorded as management fee revenue on the combined statements of income and comprehensive income.

(b) Operation and Maintenance Fees

MGC has an operation and maintenance ("O&M") agreement with Aquila Services, Inc. ("ASI"), a wholly-owned subsidiary of Aquila. MGC pays an annual O&M fee of $500 and an operator incentive fee for exceeding specified operational levels. Each of these fees is payable quarterly and is escalated annually by the change in the U.S. GDPIPD. For the years ended December 31, 2003 and 2002, MGC expensed approximately $538 and $536 for the O&M fee. No operator incentive fees were earned in 2003 or 2002.

Pasco has hired ASI to be the contractual operator of the Pasco facility. As such, ASI is entitled to receive reimbursement for expenses incurred on Pasco's behalf, as well as an O&M fee. For the years ended December 31, 2003 and 2002, Pasco expensed approximately $568 and $551 for these O&M fees.

Onondaga receives O&M services from ASI. Under the O&M agreement, ASI is entitled to a management fee based upon 3.5% of gross revenues. For the years ended December 31, 2003 and 2002, Onondaga incurred expenses related to this contract of approximately $1,800 and $1,500, respectively, which are reflected within management fee expense on the combined statements of income and comprehensive income.

(c) Fuel Supply Agreement

MGC has entered into a fuel supply and management agreement with Aquila Fuels Mid-Georgia, LLC ("Aquila Fuels"), accounted for as a wholly-owned subsidiary of SaleCo. For the years ended December 31, 2003 and 2002, Aquila Fuels earned gas supply and management fees of

approximately $158 and $204, respectively. Gas supply and management fees, net of eliminations, were $79 and $102, for the years ended December 31, 2003 and 2002 and are included within management fee revenue on the combined statements of income and comprehensive income.

Onondaga utilizes Aquila Merchant Services, Inc. ("AMS"), a wholly-owned subsidiary of Aquila, to purchase all of Onondaga's gas needs. AMS is responsible for scheduling and transporting gas to the plant and remarkets all excess gas purchases for a fee. For the years ended December 31, 2003 and 2002, Onondaga purchased approximately $4,900 and $4,700 of gas (including remarketing fees) from AMS. As of December 31, 2003 and 2002, Onondaga had $0 and $780 due to AMS under this agreement.

6. RESTRICTED CASH

Restricted cash at SaleCo comprised primarily cash and cash equivalents held in trust in accordance with the escrow agreement relating to the lease of the Lake facility. Under the terms of the escrow agreement, all transactions require the approval of the lessor, General Electric Capital Corporation ("GECC").

In addition, SaleCo has compensating cash deposits used to collateralize a $2,000 letter of credit with Enron, Onondaga's former gas supplier, and a $550 letter of credit issued in favor of NIMO, for a total of approximately $600 and $2,600 at December 31, 2003 and 2002, respectively. This amount has been classified as restricted cash in the accompanying combined balance sheets. In 2003, the letter of credit with Enron was terminated when the gas supply agreement was terminated by the bankruptcy court through Enron's Chapter 11 bankruptcy filing. As a result, Onondaga received its cash deposits and related interest from the Enron trustee and reclassified amounts to unrestricted cash in 2003 (note 13).

The balances in SaleCo's restricted accounts as of December 31 consisted of the following:

	2003	2002
	(in thousands)	
Collection account	$80	$216
Operating account	14	149
Turbine repair account	1,244	241
Accrual account	2,267	1,396
Lease reserve account	2,638	3,551
Working capital fund	—	2,100
Collateral for letter of credit	7,930	2,560
Restricted cash	$14,173	$10,213

7. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment as of December 31 comprised the following:

	2003	2002
	(in thousands)	
Land and land improvements	$901	$901
Office equipment	45	45
Plant in service	2,513	2,426
Machinery and equipment	109	63
Leasehold improvements	2,350	2,224
Asset retirement	3	—
Property, plant and equipment, gross	5,921	5,659
Less accumulated depreciation	(757)	(260)
Property, plant and equipment, net	$5,164	$5,399

(In thousands)

In September 2000, Onondaga's right to sell power under a power put agreement with NIMO was terminated. As a result, Onondaga became a merchant plant subject to prevailing market prices for its energy and capacity. When Aquila acquired Onondaga in December 2000, no value was assigned to the plant due to the termination of the power put agreement. During 2001 and 2002, Onondaga made certain cycling modifications to the facility, which included, in part, the installation of an auxiliary boiler and the automation of certain manual valve controls. As of December 31, 2003, Onondaga has capitalized approximately $2,100 of costs related to the cycling modifications, which are being depreciated over a useful life of 15 years.

During 2002, Lake capitalized $2,600 of costs related to the purchase of two distiller units and turbine parts, as well as upgrades to its distribution control system. The distiller units are being depreciated over their useful life of 15 years. The system upgrades and turbine parts are being depreciated over the original remaining life of the facility lease (note 11). Lake's computer equipment is being depreciated on a straight-line basis over its estimated useful life of three years.

For the years ended December 31, 2003 and 2002, the Company's depreciation expense amounted to approximately $496 and $230, respectively. For the unaudited period ended March 12, 2004, depreciation expense was $116.

8. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

(a) Restricted Cash, Accounts Receivable, and Accounts Payable

The carrying amount of each of these items approximates fair value because of the short-term maturity of the instruments.

(b) Indexed Swap Agreement

As of December 31, 2003 and 2002, Onondaga's indexed swap agreement is recorded at fair value based on estimated future cash flows taking into account certain assumptions, including forecasts of future energy prices, inflation rates, discount rates, and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair value of this agreement.

Changes related to the index swap agreement are summarized below:

Fair value as of December 31, 2002	$123,861
Increase in fair value during the period	17,961
Settlements	(26,473)
Fair value as of December 21, 2003	115,349
Decrease in fair value during the unaudited period ended March 12, 2004	(15,422)
Settlements	(6,614)
Fair value as of March 12, 2004	$93,313

(In thousands)

9. ONONDAGA CONTRACTUAL AGREEMENTS

(a) *Onondaga Power Sales Agreements*

In June 1998, NIMO consummated a master restructuring agreement whereby many of its IPP agreements were renegotiated resulting in lump-sum payments to the IPPs and/or new contracts with NIMO. As a result of this transaction, NIMO and Onondaga amended the existing PPA with the Power Put Agreement and an indexed swap agreement, each of which expire in 2008. In September 2000, Onondaga's ability to sell power under the Power Put Agreement with NIMO was terminated, which caused Onondaga to become a merchant plant subject to prevailing market prices for its energy and capacity. Onondaga currently sells its electrical output to the NYISO at prevailing market prices.

The indexed swap agreement is a financial instrument under which Onondaga pays NIMO a market price and NIMO pays Onondaga a contract price for electricity, which is adjusted monthly according to an indexing formula for the remaining term of the contract. The notional amount of the swap is based on a fixed quantity of energy and capacity. The market price that Onondaga pays NIMO under the indexed swap agreement is equivalent to the market price that Onondaga would receive from either NIMO under the PPA or a third party for sales to the NYISO. The difference between the market price payment and the contract amount received is reflected within index swap fair value adjustment in the combined statements of income and comprehensive income.

The indexed swap agreement is a derivative under SFAS 133 and is recorded at fair value in the combined balance sheets. Gains or losses from changes in fair value are reported as index swap fair value adjustments in the combined statements of income and comprehensive income. The fair value of the indexed swap agreement is based on certain assumptions, including forecasts of future energy prices, inflation rates, discount rates, and counterparty credit risk. For December 31, 2003 and 2002, Onondaga recorded income of $18,000 and $36,700, respectively, related to the fair value of the index swap. For the unaudited period ended March 12, 2004, Onondaga recorded a loss of $15,422, related to the fair value of the index swap.

(b) *Onondaga Gas Supply Agreements*

In 2002, Onondaga had a long-term gas supply agreement with Enron to provide natural gas. The contract provided for a fixed monthly demand charge, in addition to variable commodity charges based on the quantity of gas purchased and prevailing market prices. Onondaga has not used this agreement for fuel supply and has not paid the monthly demand charge since Enron's bankruptcy filing in December 2001. In 2003, the bankruptcy court terminated the long-term gas supply agreement.

Fuel supply and fuel management services for Onondaga are currently provided by Aquila at prevailing market prices for the years ended December 31, 2003 and 2002, respectively, (see note 5).

(c) *Onondaga Transportation Agreements*

Onondaga has entered into three long-term gas transportation agreements to provide natural gas transportation service to the plant site. The contracts all provide for fixed monthly demand charges, in addition to variable commodity charges based on the quantity of gas transported.

One of the transportation agreements represents a transportation leg that was an energy trading contract under EITF No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. As a result in 2001, this contract was marked to fair value. Effective January 1, 2002, Onondaga adopted EITF No. 02-03, which required the partnership to account for

(In thousands)

the transportation agreement using the accrual basis of accounting. The cumulative effect of this accounting change was reported in the 2002 combined statements of income and comprehensive income as a loss of $7,800.

The accrued loss on the two remaining gas transportation contracts are in geographical areas that do not have a market demand. The liability under these contracts will be relieved over the remaining lives of the contracts. For the years ended December 31, 2003 and 2002, $3,500 of amortization of accrued loss on commitments was recognized as a reduction to operating expenses. For the unaudited period ended March 12, 2004 $1,607 of amortization of accrued loss on commitments was recognized as a reduction to operating expenses.

10. LAKE CONTRACTUAL AGREEMENTS

(a) Lake Power and Steam Sales Agreements

Lake sells all of the net electrical output of the facility to FPC pursuant to a 20-year PPA that commenced in July 1993. Lake is required to have in place a letter of credit for benefit of FPC as security against damages to FPC should the facility not perform its obligations under the PPA. This $6,000 letter of credit has been provided by GECC, and carries a fixed rate fee of 1.75% on the amount available to draw upon pursuant to the PPA. Fees on this letter of credit amounted to approximately $61 and $60 for the years ended December 31, 2003 and 2002, and are included as operating expenses in the combined statements of income and comprehensive income. There was no outstanding balance on this letter of credit as of December 31, 2003 and 2002.

In 2001, Lake provided steam to Golden Gem Growers, Inc. ("Golden Gem") for use in Golden Gem's citrus/food processing, concentrate packaging, and cold storage warehouse facilities pursuant to a 20-year cogeneration services agreement that commenced in July 1993. The cogeneration services agreement had two five-year term renewal options under the same terms and conditions as the original 20-year term. In September 2001, Golden Gem filed for bankruptcy protection and rejected the cogeneration services agreement. As a result, Lake filed a claim against Golden Gem in 2002 for damages incurred (note 13).

For 2002, Lake provided steam to Citrus World on an as-available, as-required basis under a verbal agreement effective March 2002. Citrus World leases the former Golden Gem facility from Boeing Capital. Either party may terminate the agreement upon 30 days' written notice. Citrus World's payments are based on the net steam energy used, and Citrus World receives a discount based on the volume of net steam energy used.

(b) Lake Gas Supply and Transportation Agreements

All of the natural gas requirements for Lake are provided by Duke Energy Trading and Marketing, LLC ("Duke Energy") and Teco Gas Services ("Teco"), (formerly, Gator Gas Marketing, Inc.).

Duke Energy provides Lake with up to 20,472 MMBtu's of natural gas per day pursuant to a 16-year gas purchase agreement commencing in July 1993. Under certain circumstances, the agreement may be extended for an additional four years. The base purchase price under the agreement is $2.38 per MMBtu. This price is adjusted monthly based on FPC's coal and variable O&M costs and capacity rates under the PPA between Lake and FPC.

Teco provides Lake with up to 4,000 MMBtu's of natural gas per day pursuant to a 16-year natural gas sales agreement. Natural gas from Teco is purchased at the spot market price. In addition, Lake has agreed to pay Teco a commission of $0.10 per MMBtu for gas delivered to the facility by Duke Energy under the Duke Energy agreement.

(In thousands)

Natural gas is delivered by Duke Energy to certain designated receipt points on the pipeline transmission system owned by Florida Gas Transmission Company ("FGT") and transported to FGT's pipeline system utilizing firm transportation held by Peoples Gas System, Inc. ("PGS"). The gas transportation agreement between FGT and PGS has been renewed such that the expiration date is consistent with the July 2013 expiration date of the PPA.

(c) *Lake Operations and Maintenance Agreement*

Effective December 31, 2002, ASI, an indirect wholly-owned subsidiary of Aquila, Inc., assumed the operations and maintenance of the facility. Under the agreement, ASI is reimbursed for its costs and expenses and is paid an annual operator fee of $400, with an escalation provision based on changes in the Consumer Price Index, and a handling fee of $40. For the years ended December 31, 2003 and 2002, operator fees of $440 and $0, respectively, were recorded in operations and maintenance expense for such services.

Prior to December 31, 2002, an unaffiliated company, General Electric Contractual Services ("GECS"), operated and maintained the facility for the partnership pursuant to an amended cogeneration facility operation and maintenance ("O&M") agreement. GECS was reimbursed for its costs and expenses and was paid an annual management fee of $300, escalated by the changes in the Consumer Price Index. For the year ended December 31, 2002, $385 of fees was included in operations and maintenance expense.

11. LEASES

In August 1993 (the "Commencement Date"), Lake sold its facility to GECC, which leased the facility back to Lake with an initial term of 11 years (the "facility lease"). Substantially all of the facility contracts (that is, PPAs, site lease, operation and maintenance agreements, and the gas sales agreement) were assigned, transferred, or sold to GECC upon the sale of the facility. Proceeds from the sale were used to retire the construction financing for the facility and to set up a working capital account. At the end of the initial 11-year lease term, Lake has the option to extend the facility lease an additional five years under the same terms and conditions as in the initial facility lease term. Lake has the option at the end of the first 16 years to renew the facility lease for a term no less than one year and no more than five years at quarterly rents equal to 65% of the average quarterly rent payments paid during the first 16 years of the facility lease. Subsequent renewals are allowable for periods not less than one year and no more than five years at the mutually agreed-upon fair market rental value. Lake has a purchase option exercisable at any time after the 16-year term for a purchase price equal to the fair market sales value of the facility as of the date of purchase.

The facility lease has been classified as an operating lease and has scheduled rent increases. Lake originally recorded rent expense on a straight-line basis over the term of the lease. Prior to 2003, the facility lease term was defined as 11 years, as it was management's intent to exit the lease after the 11-year term and pay the $7,000 early termination penalty. As such, the $7,000 early termination fee was being accrued for over the life of the lease. In 2003, changes to the Lake and its parent's operating environments prompted Lake's management to change its original exit strategy and renewed the facility lease for an additional five-year term. As a result, rent expense has been recorded on a straight-line basis over the remaining term of the 16-year lease period and amounted to $13,998 and $12,505 for the years ended December 31, 2003 and 2002, respectively. The termination penalty accrual is being reversed as a reduction to rent expense on a straight-line basis over the remaining term of the 16-year lease period.

In 2003, GPU notified Aquila it would not be renewing the $7,000 guarantee of Lake's lease payments to GECC. As a result, Aquila terminated its assumption agreement with GPU, and replaced GPU's guarantee with a $7,400 letter of credit in favor of GECC in September 2003 (see note 15).

(In thousands)

In addition to the facility lease, Lake entered into a 20-year site lease ("Site Lease") on which the facility is located, which commenced in July 1993 and contains scheduled rent increases. The Site Lease with Golden Gem ("Gem") has two five-year renewal options under the same terms and conditions as the original 20-year term. Lake records rent expense on a straight-line basis over the initial 11-year term of the facility lease. Upon exiting the facility lease at the end of the lease, the facility lessor GECC will assume all obligations under the site lease. The difference between the amount expensed and the amount currently payable under the provisions of the lease has been included in the combined balance sheets as deferred lease payable. For the years ended December 31, 2003 and 2002, Lake recorded rent expense, including property taxes, of $360 and $379, respectively, relating to the Site Lease.

Pursuant to an asset purchase agreement dated January 21, 2004, Aquila Lake Land agreed to acquire the Site, the Site Lease, and certain easements and rights from Gem with financing provided by Boeing Capital Corporation ("BCC"). BCC has been named a secured lender to Gem in the course of Gem's bankruptcy proceedings. Upon closing of the asset purchase agreement, Aquila Lake Land will take ownership of the site and lease it to Lake under substantially the same terms and conditions as stated above. Any rental and other obligations that have accrued from Gem's bankruptcy filing to the date of the asset purchase closing and are owed by Lake under the Site Lease will be released. Lake has guaranteed Aquila Lake Land's obligations to BCC under the BCC financing. In addition, in the event of default, the Owner Trustee (the Bank of New York) and the Owner Participant (TIFD III-C Inc.) have the option to purchase Aquila Lake Land's right, title, and interest in the site and certain easements for a nominal amount plus the assumption of the mortgage note.

Future minimum rentals on Lake's facility and site leases, including the renewal of the facility lease in 2003, as noted above, as of December 31, 2003 are as follows:

2004	$16,241
2005	16,907
2006	18,687
2007	19,489
2008	20,368
Thereafter	18,450
Total	$110,142

12. INVESTMENT IN LEVERAGED LEASE

In 1987, the Company entered into a sale and leaseback transaction under which a hydroelectric generating facility was sold to the Company and leased back to Topsham Hydro Partners Limited Partnership for an initial lease term of 16 years. The Company holds 50% of the lessor interest. The Company's equity investment represented approximately 32% of the purchase price; the remaining 68% was furnished by a third party in the form of long-term, nonrecourse debt. This debt is secured by a first lien on the property and by a pledging of all major contracts of the lessee partnership. At the end of the initial lease term the lessee had the option to purchase the facility for the lessor of fair market value or 59% of the original cost. The residual value used in recording the lease was 50% of fair market value at inception of the lease.

In 1996, the lessee executed an amendment to the power purchase agreement, which extended the term by eight years and adjusted the rates thereunder. The parties to the leveraged lease also restructured the financing as a result of this amendment.

For Federal income tax purposes, the Company received the investment tax credit for this lease, and received the benefit of tax deductions for accelerated depreciation on the portion of the leased assets attributable to its lessor interests. In addition, the Company received the deductions for interest on the long-

term debt. During the earlier years of the lease those deductions exceed the lease rental income and, as a result, excess deductions are available to offset other taxable income of the Company's owners. In later years, the rental income will exceed the deductions. The Company's owners will pay these taxes and receive the tax benefits; therefore, taxes have not been reflected in these combined financial statements. For the unaudited period ended March 12, 2004 the Company recorded $127 in earnings.

SaleCo's net investment in the remaining leveraged lease comprised the following elements at December 31, 2003 and 2002:

	2003	2002
	(in thousands)	
Rents receivable (net of principal and interest on the nonrecourse debt)	$6,112	$6,361
Estimated residual value of the leased assets	14,996	14,996
Less unearned and deferred income	(11,663)	(12,318)
Investment in leveraged lease	$9,445	$9,039

13. COMMITMENTS AND CONTINGENCIES

(a) Onondaga Letter of Credit

On December 15, 2002, a $550 letter of credit was reissued in favor of NIMO to collateralize certain obligations of Onondaga under its gas transportation agreement with NIMO (which terminates on June 30, 2008). The letter of credit was scheduled to expire on December 14, 2003, and has been collateralized with a $550 compensating cash account. Upon expiration, Onondaga is required by the gas transportation agreement to replace this letter of credit annually during the remaining term of the agreement.

On July 17, 2002, a $2,000 letter of credit was reissued in favor of Enron, Onondaga's gas supplier. The letter of credit was issued to collateralize certain obligations of Onondaga under its 10-year gas purchase agreement (which terminates on June 30, 2008) with Enron. The letter of credit was collateralized with a $2,000 compensating cash account. In 2003, the letter of credit was terminated when the gas supply agreement was terminated by the bankruptcy courts through Enron's Chapter 11 bankruptcy filing. As a result, Onondaga received its $2,000 cash deposits and related interest from the trustee and reclassified amounts as unrestricted cash.

The compensating cash deposits made by Onondaga totalled, approximately $600 and $2,600 in 2003 and 2002, respectively, and are classified as restricted cash on the combined balance sheets.

(b) Cash Flow Interest Agreement

In July 1998, Enron waived its right to a 50% limited partnership interest in Onondaga in exchange for an amended and restated gas sales agreement and was entitled to a certain percentage of Onondaga's cash distributions to its partners. In 2003, Split Rock Holdings, LLC, ("Split Rock") a wholly-owned subsidiary of Arclight Energy Partners Fund I, LP ("Arclight") was assigned Enron's cash flow interest as part of Enron's bankruptcy filing. For the years ended December 31, 2003 and 2002, Onondaga recorded $2,000 and $2,100, respectively, of expense related to this cash flow interest, which is included as other expense on the combined statements of income and comprehensive income. Onondaga made approximately $0 and $857 of distributions to Split Rock and Enron in 2003 and 2002, respectively. For the unaudited period ended March 12, 2004, Onondaga recorded $981, included in interest and other expense and paid $3,250 to Split Rock.

(In thousands)

(c) ***Tellus Agreement***

Geddes acquired a 50% ownership in Onondaga from Tellus Cogeneration Limited Partnership 1986 and Tellus Cogeneration Limited Partnership 1987 (together referred to as "Tellus") in April 1989 (the "Acquisition Agreement"). The Acquisition Agreement was restated in 1992 ("Restated Agreement") in exchange for Tellus's waiver of its rights under the original Acquisition Agreement. Pursuant to the Restated Agreement, Tellus is entitled to a percentage of Onondaga's cash distributions once Geddes achieves a specified target return on its aggregate capital contribution to Onondaga. On December 1, 2003, the Company agreed to purchase the Tellus interest in the Restated Agreement for approximately $7,700, which is included in other current liabilities. For the years ended December 31, 2003 and 2002, Geddes recorded approximately $5,780 and $800 of expense related to their obligation to Tellus, which is included in other expense on the combined statements of income and comprehensive income. Geddes made $0 and $281 of distributions to Tellus in 2003 and 2002, respectively. In the unaudited period ended March 12, 2004, the Company purchased the Tellus interest for approximately $7,700.

(d) ***Lake Payment Dispute***

Through September 2001, FPC had been paying Lake amounts for energy that were generally less than the formula price under the PPA. As a result of the lower FPC payments, Lake had been recognizing lower gas costs under its gas purchase agreement with Duke Energy ("Duke"). Lake had entered into an agreement with Duke whereby Duke had agreed not to pursue legal action against Lake for the lower payments pending the issuance of a final order in the Lake/FPC litigation proceeding.

On February 11, 2001, FPC filed a motion for rehearing, which was ruled upon by the Florida Court of Appeals in favor of Lake. Lake and FPC agreed to a stipulated amount of damages that has been paid by FPC. In October 2001, Lake remitted approximately $12,700 to Duke as its share of the FPC settlement under the gas purchase agreement. During 2002, Duke notified Lake that it disagreed with Lake's determination of the amount owed and remitted to them.

Pursuant to a letter dated February 20, 2003, Duke and Lake settled all matters related to the payment dispute. As part of the settlement, Lake was required to remit approximately $2,100 to Duke on or before March 5, 2003. The remaining settlement amount of approximately $1,200 will be paid in 35 monthly instalments beginning April 5, 2003. Should Lake fail to remit any portion of the settlement amount, Duke is entitled to accelerate the remaining balance due and demand the remaining balance be paid immediately. The difference between the amount paid to Lake by FPC for damages and the settlement Lake paid to Duke has been recorded as electricity revenues on the combined statements of income and comprehensive income as of December 31, 2002.

(e) ***Bankruptcy of Lake's Thermal Host***

In January 2002, Lake filed its Proof of Claim against Gem's estate. The claim consisted of receivables secured by liens and priority claims, and unsecured, unpaid, pre-petition steam sales and estimated damages resulting from the potential loss of qualified facility status. In October 2003, a memorandum of understanding was signed, whereby Gem and Lake agreed to settle their respective claims against each other and, in connection therewith, Lake or an entity related to Lake, agreed to purchase the land leased under the site lease for approximately $1,000 (see note 11). Pursuant to the Final Settlement Agreement that was approved by the bankruptcy court, all claims and appeals by Gem and Lake were withdrawn or waived and Lake agreed to adjust its unsecured claims in Gem's bankruptcy case to approximately $1,500.

(In thousands)

(f) FERC Waiver

On August 6, 2002, Lake filed for a temporary waiver with the FERC of its Operating and Efficiency Standards for calendar year 2002 due to the bankruptcy of its steam host. FERC granted the limited waiver of Operating and Efficiency Standards for calendar year 2002 on November 1, 2002. For the period ended December 31, 2003, Lake has maintained adequate FERC Operating and Efficiency Standards.

(g) Lake's Property Tax Settlement

On March 16, 2004, Lake received $2,573, included in interest and other income from the Lake County Tax Collector for a refund for property taxes for the years 1999 through 2002.

14. DEFERRED BONUS PAYABLE

Lake agreed to pay the facility's construction contractor certain performance bonuses. Deferred bonus payable, including accrued interest, amounted to $2,400 and $5,858, respectively, as of December 31, 2003 and 2002. All unpaid bonuses earn interest at the prime rate, which was 4.00% and 4.25%, respectively, as of December 31, 2003 and 2002. The interest expense incurred during 2003 and 2002 was approximately $138 and $167, respectively. On May 6, 2004, Lake entered into a $2,400 settlement agreement with the facility's construction contractor, which resulted in a gain of $3,597, included in interest and other income.

15. SUBSEQUENT EVENTS

On November 12, 2003, affiliates of Arclight Capital Partners, LLC entered into a definitive purchase and sale agreement, pursuant to which TPF, a wholly-owned subsidiary of Teton Power Holdings, LLC ("TPH"), agreed to acquire all of the membership interests of SaleCo from Aquila. The transaction closed on March 12, 2004 with TPH and its affiliates assuming roles associated with the aforementioned companies with the exception of operation and maintenance for Pasco which was transitioned in April 2004. As part of the sale, TPF was also required to replace a letter of credit in favor of GECC which occurred on March 11, 2004.

16. CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP)

Canadian generally accepted accounting principles (Canadian GAAP)

These combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which in most respects conform to Canadian GAAP. Significant differences between Canadian and US GAAP are as follows:

Net income and comprehensive income

	January 1 to March 12, 2004	Six months ended June 30, 2003	2003	2002
	Unaudited	Unaudited		
Comprehensive income (loss) — US GAAP	$(11,274)	$41,684	$40,166	$66,583
Proportionate share of unrealized net gain from cash flow hedges included in equity method investees' other comprehensive income .... (a)	(2,009)	(2,500)	(5,040)	(4,609)
Cumulative effect of change in accounting principle .... (b)	—	—	13	7,763
Net income (loss) — Canadian GAAP	(13,283)	39,183	35,139	69,737

UTILCO SALECO LLC

(A Group of Investments Owned by Aquila, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2003 and 2002

(In thousands)

(Information for the years ended December 31, 2003 and 2002 is audited and for the period January 1, 2004 to March 12, 2004 and for the six months ended June 30, 2003 is unaudited)

Balance sheet items

	December 31,			
	2003	2002		
	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP
Investments in partnerships	$232,262	$234,409	$231,442	$238,625
Accumulated other comprehensive income (loss)	(2,143)	—	(7,183)	—

(a) Under US GAAP, other comprehensive income, investments in partnerships and accumulated other comprehensive income, included in equity method investment investees' financial statements arise as a result of changes in fair value of certain derivative financial instruments that qualify as cash flow hedges, for the portion of change in the fair value of the hedge that is effective.

Under Canadian GAAP, the Company applies settlement accounting to derivative financial instruments. Under this method, the gains and losses on derivative financial instruments that qualify for hedge accounting are not recorded until they are realized. The notional amounts are not recorded in the financial statements as they do not represent amounts exchanged by the counterparties.

(b) Under US GAAP, the cumulative effect of change in accounting principles described in notes 2j and 9c has been charged to income with no restatement of prior periods. Under Canadian GAAP the cumulative effect of change in accounting principles is applied retroactively with restatement of prior periods. The impact of the cumulative effect of change in accounting principle in 2003 is not material.

TETON POWER FUNDING, LLC

UNAUDITED CONSOLIDATED BALANCE SHEET

June 30, 2004
(In thousands)

	2004
Assets	
Current assets:	
Cash and cash equivalents	$9,133
Restricted cash	10,557
Accounts receivable, net	6,534
Accounts receivable — related party	61
Inventories and supplies	1,136
Indexed swap agreement — current	29,899
Prepayments and other	1,688
Total current assets	59,008
Property, plant, and equipment, net	7,677
Investments in partnerships	165,004
Investment in leveraged lease	1,327
Deferred financing costs, net	7,216
Indexed swap agreement	56,371
Total assets	$296,603
Liabilities and Shareholders' Equity	
Current liabilities:	
Accounts payable and accrued liabilities	$8,931
Account payable — related party	829
Deferred lease payable	554
Current portion of accrued loss on gas transportation contracts	5,616
Current portion of long-term debt	1,950
Total current liabilities	17,880
Long-term liabilities:	
Accrued loss on gas transportation contracts	16,850
Long-term debt	175,050
Other liabilities	19
Total liabilities	209,799
Minority interest	10,711
Total shareholders' equity:	
Shareholders' equity	75,059
Accumulated other comprehensive income	1,034
Total shareholders' equity	76,093
Total liabilities and shareholders' equity	$296,603

See accompanying notes to unaudited consolidated financial statements.

TETON POWER FUNDING, LLC

UNAUDITED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

For the period March 13, 2004 through June 30, 2004
(In thousands)

	2004
Revenues:	
Electricity sales	$11,997
Index swap fair value adjustment	627
Management fee and other revenue	149
Total revenues	12,773
Operating expenses:	
Fuel	5,370
Lease expense	4,500
Amortization of accrued loss on gas transportation contracts	(1,446)
Operations and maintenance expenses	2,647
Management fees	293
Depreciation and amortization	553
Total operating expenses	11,917
Other income (expense):	
Equity in earnings from partnerships, net	12,804
Interest and other income	59
Earnings from leveraged lease	128
Interest and other expense	(2,782)
Total other income	10,209
Net income	11,065
Other comprehensive income:	
Proportionate share of equity method investees' other comprehensive income	1,034
Comprehensive income	$12,099

See accompanying notes to unaudited consolidated financial statements.

TETON POWER FUNDING, LLC

UNAUDITED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

For the period March 13, 2004 through June 30, 2004
(In thousands)

	2004
Shareholders' equity:	
Balance at March 13, 2004	$ —
Net income	11,065
Settlements with owners	63,994
Balance at June 30, 2004	75,059
Other comprehensive income:	
Balance at March 13, 2004	—
Current period comprehensive income	1,034
Balance at June 30, 2004	1,034
Total shareholders' equity	$76,093

See accompanying notes to unaudited consolidated financial statements.

TETON POWER FUNDING, LLC

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

For the period March 13, 2004 through June 30, 2004
(In thousands)

	2004
Cash flows from operating activities:	
Net income	$11,065
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	669
Equity earnings from partnerships	(12,804)
Earnings on leveraged lease	(128)
Distributions from investments	17,745
Amortization of accrued loss on gas transportation contracts	(1,446)
Changes in assets and liabilities:	
Restricted cash	196
Receivables	1,878
Indexed swap agreement	7,043
Amounts due from affiliates	(61)
Amounts due to affiliates	829
Prepayments and other assets	(1,216)
Accounts payable and accrued liabilities	(1,157)
Deferred lease and bonus payable	554
Net cash provided by operating activities	23,167
Cash flows used in investing activities:	
Acquisitions, net	(247,066)
Purchase of property, plant and equipment	(419)
Net cash used in investing activities	(247,485)
Cash flows used in financing activities:	
Increase in deferred financing	(7,543)
Proceeds from long-term debt	195,000
Repayment of long-term debt	(18,000)
Settlements with owners	63,994
Net cash used in financing activities	233,451
Net increase in cash	9,133
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	$9,133
Supplemental disclosure of cash flow information:	
Cash paid for interest during the period March 13, 2004 through June 30, 2004	$2,481

See accompanying notes to unaudited consolidated financial statements.

(In thousands)

1. ORGANIZATION AND BUSINESS

On March 12, 2004 Teton Power Funding, LLC ("Teton Funding" or the "Company"), a wholly-owned subsidiary of Teton Power Holdings, LLC ("TPH") purchased UtilCo SaleCo, LLC ("SaleCo"), a group of investments previously owned by Aquila, Inc. ("Aquila") (see note 2).

The Company owns interests in a number of "qualifying facilities" ("QFs") and "exempt wholesale generators" ("EWGs"), which have long-term contracts to sell power. QFs are small power producers or cogenerators (power producers that produce steam as a byproduct of the electricity generating process for use in a second industrial process) that meet certain operating, efficiency, and fuel-use standards set forth by the Federal Energy Regulatory Commission ("FERC"). Electric utilities are required to purchase generating capacity and electric energy from QFs at a price approved by state regulatory bodies. EWGs are independent power projects that are exempt from the *Public Utility Holding Company Act* ("PUHCA"), but must obtain FERC approval for wholesale rates. The Company's EWGs have been granted market-based rate authority.

The Company is comprised of the following entities, which are accounted for as wholly-owned entities:

- Baker Lake Hydro, LLC and Olympia Hydro, LLC, which together are 99% limited partners and 0.5% general partners in Concrete Hydro Partners, L.P. ("Concrete"). Concrete is a 1% general partner and a 49% limited partner in Koma Kulshan Associates ("Koma"), which Concrete accounts for under the equity method. The investment in Concrete is accounted for under the equity method.
- Topsham Hydroelectric Generating Facility Trust No. 2 (the "Trust"), which owns an undivided interest in Topsham Hydro Assets. The assets owned by the Trust are accounted for as a leveraged lease (see note 12).
- Badger Power Generation I, LLC and Badger Power Generation II, LLC, which together are 97% limited partners and 0.5% general partners in Badger Power Associates, L.P. Badger Power Associates, L.P. is a 50% general partner in Badger Creek Limited, L.P. ("Badger Power") The investment in Badger Power Associates L.P. is accounted for under the equity method.
- Stockton CoGen (II), LLC, which is a 50% general partner in Stockton CoGen Company ("Stockton"). The investment in Stockton is accounted for under the equity method.
- Orlando Power Generation I, LLC and Orlando Power Generation II, LLC, which together are a 50% general partner in Orlando CoGen Limited, L.P. ("Orlando"). The investment in Orlando is accounted for under the equity method.
- Rockfort Power-Cayman Island LLC, which has an indirect 24.1% interest in Jamaica Private Power Company Limited ("Jamaica") through their wholly-owned subsidiary, Rockfort Power (Belize) LLC. The investment in Jamaica is accounted for under the equity method.
- MEP Rumford, LLC, which is a 24.3% limited partner in Rumford Cogeneration Company Limited Partnership ("Rumford"). The investment in Rumford is accounted for under the equity method.
- Teton East Coast Generation, LLC, which is the holding company for a number of the companies included in Teton Funding. The following are wholly-owned subsidiaries of Teton East Coast Generation, LLC:
  - Teton Fuels Mid-Georgia, LLC, which provides fuel services to Mid-Georgia Cogen, L.P. ("MGC").
  - NCP Lake Power, LLC ("NCP Lake"), which is the sole 1% general partner in Lake Cogen, Ltd. ("Lake") and a 1% general partner in Lake Investment, L.P. ("LILP"). LILP is a 48.9% limited partner in Lake. In June 2004, Teton Funding acquired the 50% limited partnership interest in Lake from New Lake Corporation, accreting their ownership interest to 99.9% in Lake. Lake owns

(In thousands)

and operates a 110-megawatt ("MW") cogeneration energy project in Lake County, Florida, which was placed into service in July 1993. The Company effectively controls Lake; therefore, the financial results of Lake are consolidated within the Teton Funding financial statements.

- NCP Gem, LLC is a 99% limited partner in LILP. The financial results of LILP are consolidated within the Teton Funding financial statements.
- NCP Houston Power, LLC ("NCP Houston") and NCP Perry, LLC together are a 1% general partner and a 49% limited partner in MGC. The investment in MGC. is accounted for under the equity method.
- NCP Dade Power, LLC ("NCP Dade") is a 1% general partner in Pasco Cogen Ltd. ("Pasco") and a 1% general partner in Dade Investment, L.P. Dade Investment, L.P. is a 48.9% limited partner in Pasco. The investment in Pasco is accounted for under the equity method.
- NCP Pasco, LLC is a 99% limited partner in Dade Investment, L.P. The financial results of Dade Investment, L.P. are consolidated within the Teton Funding financial statements.
- Geddes II LLC ("Geddes II") and Geddes Cogeneration LLC ("Geddes") together are a 1% general partner and a 99% limited partner in Onondaga Cogeneration Limited Partnership ("Onondaga"). Onondaga owns and operates a 91-megawatt cogeneration project in Geddes, New York, which was placed in service in December 1993. Geddes is the general partner of Onondaga and, as such, is responsible for the general management, supervision, and administration of Onondaga's business and affairs. In July 1998, Enron Capital & Trade Resources ("Enron") waived its right to a 50% limited partnership interest in exchange for an amended and restated gas sales agreement, and is entitled to a certain percentage of Onondaga's cash distributions to its partners. As a result of the waiver, Geddes II became a 50% limited partner. In 2003, Split Rock Holdings LLC ("Split Rock") was assigned Enron's cash flow interest (note 13). The financial results of Onondaga are consolidated within the Teton Funding financial statements.
- Teton Selkirk, LLC is a 13.6% limited partner in Selkirk Cogen Partners, L.P. The investment in Selkirk Cogen Partners, L.P. is accounted for under the equity method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). These accounting principles are different in some respects from Canadian generally accepted accounting principles ("Canadian GAAP") and the significant differences that impact the Company's financial statements are described in note 16.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company follows the accrual method of accounting.

(a) Principles of Consolidation

Teton Funding's consolidated financial statements includes all of the majority-owned businesses described in note 1 for which Teton Funding maintains controlling interests. The Company uses equity accounting for investments in limited partnerships of 5% or greater or in which it has significant influence but does not control. Teton Funding eliminates intercompany accounts and transactions. The Company used the last available financial statements dated March 31, 2004 for its valuations.

(b) Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash is defined as unrestricted cash and investments with original maturities of three months or less.

Restricted cash and investments represent deposits made for compensating balances and overhaul costs related to the Onondaga and Lake projects.

(c) ***Inventories and Supplies***

Inventories and supplies are stated at the lower of average cost or market.

(d) ***Property, Plant, and Equipment***

The Company's property, plant, and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the related asset.

Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheet and any gain or loss is reflected in the consolidated statement of income and comprehensive income. The Company capitalizes and depreciates overhaul and maintenance expenses when the useful life of the asset has been extended. Otherwise, these costs are expensed as incurred.

(e) ***Revenue Recognition***

The Company recognizes revenue when electricity and steam are delivered under the terms of the related contracts and as the fair value of the indexed swap changes.

The Company recognizes management fees as they are earned. Management fees earned from entities that are accounted for under the equity method are eliminated to the extent of the Company's investment percentage.

Onondaga Project — Electricity Sales and Index Swap

Onondaga recognizes revenue when electricity is delivered and as the fair value of the indexed swap changes.

Power Sales Agreement and Swap

In June 1998, Niagara Mohawk Power Corporation ("NIMO") consummated a master restructuring agreement whereby many of its independent power project ("IPP") agreements were renegotiated resulting in lump-sum payments to the IPPs and/or new contracts with NIMO. As a result of this transaction, NIMO and Onondaga amended the existing Power Purchase Agreement ("PPA") with the Power Put Agreement and an indexed swap agreement, each of which expire in 2008. In September 2000, Onondaga's ability to sell power under the Power Put Agreement with NIMO was terminated which caused Onondaga to become a merchant plant subject to prevailing market prices for its energy and capacity. Onondaga currently sells its electrical output to the New York Independent System Operator ("NYISO") at prevailing market prices.

The indexed swap agreement is a financial instrument under which Onondaga pays NIMO a market price and NIMO pays Onondaga a contract price for electricity, which is adjusted monthly according to an indexing formula for the remaining term of the contract. The notional amount of the swap is based on a fixed quantity of energy and capacity. The market price that Onondaga pays NIMO under the indexed swap agreement is equivalent to the market price that Onondaga would receive from either NIMO under the PPA or a third party for sales to the NYISO. The difference between the market price payment and the contract amount received is reflected within the "Index swap fair value adjustment" in the combined statements of income and comprehensive income.

The indexed swap agreement is a derivative under SFAS 133 and is recorded at fair value in the combined balance sheets. Gains or losses from changes in fair value are reported as index swap fair value adjustments in the combined statements of income and comprehensive income. The fair value of the indexed swap agreement is based on certain assumptions, including forecasts of future energy prices, inflation rates, discount rates and counterparty credit risk. For the period March 13, 2004 through June 30, 2004, Onondaga recorded income of $0.6, related to the fair value of the index swap.

(In thousands)

Lake Project — Electricity and Steam Sales

Lake recognizes revenue when electricity and steam are delivered under various contract terms. Steam sales are presented net of a rebate that is related to the purchase of a certain amount of cogeneration services in a year.

Power Sales Agreement

Lake sells all of the net electrical output of the facility to Florida Power Corporation ("FPC") pursuant to a 20-year PPA that commenced in July 1993. Revenue under the power sales agreement is based on a payment for capacity, an energy payment, and an hourly performance adjustment. Capacity payments have been contracted and range from $19.33/kW month in 2003 to $31.32/kW month in 2013. The capacity payment is subject to the project maintaining an on-peak capacity during on-peak hours on a twelve month rolling average basis. The energy payment component of the power sales agreement is comprised of a fuel component, a variable operations and maintenance amount, and a voltage adjustment for each kWh of electricity produced. The performance adjustment is an hourly calculation based upon FPC's avoided cost of all electricity provided to the system during that hour.

Steam Sales Agreement

Lake provides steam to Citrus World on an as-available, as-required basis under a verbal agreement effective March 2002. Citrus World leases the former Golden Gem facility from Boeing Capital. Either party may terminate the agreement upon 30 days' written notice. Citrus World's payments are based on the net steam energy used, and Citrus World receives a discount based on the volume of net steam energy used.

(f) ***Income Taxes***

As each entity is subject to flowthrough taxation, each limited liability corporation's income, gains, losses, and tax credits are allocated to the owners who individually report their share of those items in their income tax returns. Accordingly, in order to reflect the ongoing expenses of the Company, no provision has been made for income taxes within the consolidated financial statements.

(g) ***Financial Instruments***

In 1998, Onondaga entered into an indexed swap agreement with Niagara Mohawk Power Corporation ("NIMO") in connection with the restructuring of the Onondaga project. The indexed swap agreement is accounted for as a trading instrument and is recorded at fair value based on certain assumptions, which includes forecasting future energy prices, inflation rates, discount rates, and counterparty credit risk (see note 9).

(h) ***Gas Transportation Contracts***

Onondaga has certain long-term gas transportation agreements to provide natural gas transportation service to the Onondaga project through the year 2008 and other obligations related to operating the Onondaga project. Onondaga's obligations related to operating the Onondaga project and the long-term gas transportation agreements were recognized as liabilities in purchase accounting upon the acquisition of Onondaga by Teton Funding. These obligations are being relieved over the remaining lives of the contracts (see note 9).

All of Teton Funding's other gas transportation costs are expensed as incurred.

(i) ***Accounting for Derivatives***

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Investments and Hedging Activities, which establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless

(In thousands)

specific hedge accounting criteria are met. SFAS 133, as amended, has been adopted by Teton Funding effective January 1, 2001.

In October 2002, Emerging Issues Task Force ("EITF") Issue No. 02-3, Recognition and Reporting of Gains and Losses on Energy Trading Contracts Under Issues 98-10 and 00-17, required all energy trading contracts that do not fall within the scope of SFAS 133 no longer be marked to market through earnings, but to be accounted for on the accrual basis of accounting. The consensus was effective for all new contracts executed after October 25, 2002, and required a cumulative effect of an accounting change be recognized for all contracts executed prior to October 25, 2002. Onondaga elected early adoption of this requirement effective January 1, 2002, and ceased marking to market certain portions of Onondaga's transportation agreements that can be traded on the open market. The cumulative effect of this change has been reported as of the beginning of 2002 (see note 9).

(j) *Long-Lived Assets*

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows that is expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

(k) *Acquisition Accounting*

On March 12, 2004, Teton Funding purchased SaleCo from Aquila for approximately, $256,688 in cash. The acquisition was accounted for under the purchased method, and negative goodwill of $17,030 was recorded. The purchase price was allocated to the investments and the portion of the assets and liabilities purchased based upon their fair value, with the amount of fair value of net assets not in excess of the purchase price being allocated to long-lived assets on a pro rata basis. These adjustments resulted in a net decrease of $10,731 in the recorded amounts to investments, a decrease of $1,957 in the recorded amounts allocated to property, plant and equipment and a decrease of $86 in the recorded amounts to the leveraged lease.

(l) *Minority Interest*

At June 30, 2004, minority interest represents a 12.5% interest in Onondaga held by Split Rock, an affiliate of ArcLight Capital Partners, LLC. Included in interest and other expense for the period March 13, 2004 through June 30, 2004 is $353 in interest expense related to Split Rock.

(m) *Deferred Financing Costs*

Deferred financing costs as of June 30, 2004 consist of loan fees and other costs of financing that are amortized over the term of the related financing using the straight-line method. Amortization expense for the period March 13, 2004 through June 30, 2004 was $327.

3. NEW ACCOUNTING STANDARDS

In November 2002, the FASB issued FASB Interpretation No. 45 ("Fin 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This is an interpretation of FASB Statements No. 5, Accounting for Contingencies, No. 57, Related Party Disclosures, and No. 107, Disclosures about Fair Value of Financial Instruments, and a rescission of FASB Interpretation No. 34, Disclosures of Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations

(In thousands)

under certain guarantees that it has issued. The Interpretation is being applied prospectively to guarantees issued or modified after December 31, 2002. At June 30, 2004, the Company's only guarantee relates to the lease payable (see note 11). This guarantee is not within the scope of FIN 45.

In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement clarified under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. It also clarified when a derivative contains a financing component that warrants special reporting in the consolidated statement of cash flows. SFAS No. 149 also amended certain other existing pronouncements regarding derivatives. It is effective for contracts entered into or modified after June 30, 2003. The adoption of this standard had no material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (revised December 2003), ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation is to be applied in the first fiscal year or interim period beginning after December 15, 2003, to enterprises that hold a variable interest in all entities that are not special purpose entities. Adoption of FIN 46 did not have a material impact on the Company's financial position or results of operations.

4. EQUITY METHOD INVESTMENTS IN PARTNERSHIPS

Investments in domestic and international independent power projects that are not controlled by the Company, but over which it has significant influence, are accounted for using the equity method. The Company owns investments in nine independent power projects located in six states and Jamaica. The Company received distributions of approximately $17,745 for the period March 13, 2004 through June 30, 2004 from those investments. The Company's share of net income from these unconsolidated affiliates is reflected in the consolidated statement of income and comprehensive income as equity in earnings from partnerships. The table below summarizes the Company's investments and related equity earnings:

Entity	Equity Earnings For the period March 13, 2004 through June 30, 2004	Investment in partnerships as of June 30, 2004
Concrete Hydro Partners, L.P. (g)	$523	$2,369
Badger Power Associates, L.P. (a)	744	11,268
Stockton CoGen Company (g)	213	17,047
Orlando CoGen Limited, L.P. (b)	8,050	49,117
Jamaica Private Power Company Limited (g)	417	3,317
Rumford Cogeneration Company Limited Partnership (c)	604	6,615
Mid-Georgia Cogen, L.P. (d)	(1,279)	12,442
Pasco Cogen Ltd (e)	1,796	20,931
Selkirk Cogen Partners, L.P. (f)	1,736	41,898
	$12,804	$165,004

The following are the summarized financial results of the entities accounted for under the equity method by the Company.

(a) Investment in Badger Power Associates, L.P.

Badger Power Associates L.P. is a 50% general partner in Badger Creek Limited, L.P. (QF), which owns a gas-fueled generation facility in Bakersfield, California placed in service April 1991 with a gross capacity of 50 MW. The following is summarized balance sheet of Badger Creek Limited, L.P. as of June 30, 2004 and operating results for the period March 13, 2004 through June 30, 2004, of which Teton Funding has a 48.75% effective interest.

For the period March 13, 2004 through June 30, 2004
(In thousands)

	Badger Creek Limited
	2004
Assets:	
Current assets	$11,296
Noncurrent assets	37,073
Total assets	$48,369
Liabilities:	
Current liabilities	$7,875
Noncurrent liabilities	6,310
Total liabilities	$14,185
Operating results:	
Sales	$7,005
Gross profit	3,240
Net income	1,562

(b) Investment in Orlando CoGen Limited, L.P.

Orlando (QF) is a 50%-owned, gas-fueled generation facility in Orlando, Florida placed in service September 1993 with a gross capacity of 126 MW. The following is a summarized balance sheet as of June 30, 2004 and operating results for the period March 13, 2004 through June 30, 2004.

	Orlando
	2004
Assets:	
Current assets	$40,965
Noncurrent assets	88,009
Total assets	$128,974
Liabilities:	
Current liabilities	$9,011
Noncurrent liabilities	25,350
Total liabilities	$34,361
Operating results:	
Sales	$12,547
Gross profit	4,925
Net income	16,100

Included in the net income for the period March 13, 2004 through June 30, 2004 is $14,040 relating to Orlando's gas supply agreements which qualify as derivative instruments under SFAS No. 133 as amended.

(c) Investment in Rumford Cogeneration Company Limited Partnership

Rumford (QF) is a 24.3%-owned, coal-fueled generation facility in Rumford, Maine placed in service May 1990 with a gross capacity of 85 MW. The following is a summarized balance sheet as of June 30, 2004 and operating results for the period March 13, 2004 through June 30, 2004.

	Rumford
	2004
Assets:	
Current assets	$21,028
Noncurrent assets	76,837
Total assets	$97,865
Liabilities:	
Current liabilities	$10,274
Total liabilities	$10,274

(In thousands)

	Rumford 2004
Operating results:	
Sales	$25,043
Gross profit	7,661
Net income	2,504

(d) Investment in Mid-Georgia Cogen, L.P.

MGC (QF) is a 50%-owned, gas-fueled generation facility in Kathleen, Georgia placed in service June 1998 with a gross capacity of 300 MW. The following is a summarized balance sheet as of June 30, 2004 and operating results for the period March 13, 2004 through June 30, 2004.

	MGC 2004
Assets:	
Current assets	$21,219
Noncurrent assets	112,828
Total assets	$134,047
Liabilities:	
Current liabilities	$6,609
Noncurrent liabilities	103,208
Total liabilities	$109,817
Operating results:	
Sales	$3,247
Gross profit	1,896
Net income	(2,686)

(e) Investment in Pasco Cogen Ltd.

Pasco (QF) is a 49.9%-owned, gas-fueled generation facility in Dade City, Florida placed in service July 1993 with a gross capacity of 109 MW. The following is a summarized balance sheet as of June 30, 2004 and operating results for the period March 13, 2004 through June 30, 2004.

	Pasco 2004
Assets:	
Current assets	$13,122
Noncurrent assets	74,086
Total assets	$87,208
Liabilities:	
Current liabilities	$11,510
Noncurrent liabilities	41,678
Total liabilities	$53,188
Operating results:	
Sales	$12,586
Gross profit	7,510
Net income	3,651

(f) Investment in Selkirk Cogen Partners, L.P.

Selkirk Cogen Partners, L.P. (QF) is a 13.6%-owned, gas-fueled generation facility in Selkirk, New York placed in service, March 1992/September 1994 with a gross capacity of 345 MW. Teton Selkirk, LLC, a wholly-owned subsidiary of Teton Funding, is entitled to receive: (i) 13.6% of distributions of available cash, up to a fixed semiannual amount (Priority Distributions); (ii) 20% of 99% of the amount distributed in excess of the Priority Distribution dates; and (iii) 17.7% of all distributions made after the later of the date on which the last Priority Distribution is made or 18

(In thousands)

years after the completion of Unit II. On a projected basis, the Company expects to receive an average of 19.9% of all cash distributions from Selkirk Cogen Partners, L.P. and, as such, records equity earnings accordingly. The following is a summarized balance sheet as of June 30, 2004 and operating results for the period March 13, 2004 through June 30, 2004.

	Selkirk Cogen Partners, L.P. 2004
Assets:	
Current assets	$72,078
Noncurrent assets	251,334
Total assets	$323,412
Liabilities:	
Current liabilities	$44,331
Noncurrent liabilities	308,576
Total liabilities	$352,907
Operating results:	
Sales	$65,981
Gross profit	27,164
Net income	8,723

(g) ***Investments in Other Partnerships***

Following is a description of other unconsolidated equity investments of the Company. These investments consist of Stockton; Koma; and Jamaica ("Other Investments").

Stockton (QF) is a 50%-owned, coal-fueled generation facility in Stockton, California placed in service March 1988 with a gross capacity of 60 MW.

Koma is a 49.75% owned hydroelectric generation facility in Mount Baker, Washington that was placed in service in October 1990 with a gross capacity of 14 MW.

Jamaica is a 24.1%-owned, diesel-fueled generation facility in Rockfort, Jamaica placed in service January 1998 with a gross capacity of 58 MW.

The financial information in the table below includes the results of the Other Investments as of June 30, 2004 and operating results for the period March 13, 2004 through June 30, 2004.

	Other Investments 2004
Assets:	
Current assets	$37,073
Noncurrent assets	122,960
Total assets	$160,033
Liabilities:	
Current liabilities	$5,932
Noncurrent liabilities	63,670
Total liabilities	$69,602
Operating results:	
Sales	$21,216
Gross profit	13,782
Net income	3,207

(In thousands)

5. RELATED-PARTY TRANSACTIONS

(a) Management Fees

NCP Houston, accounted for as a wholly-owned subsidiary of Teton Funding, manages MGC, an unconsolidated affiliate, for which it receives an annual general partner fee of $50. The general partner fee is payable quarterly and is escalated each year by the change in the U.S. Gross Domestic Product Implicit Price Deflator ("GDPIPD"). For the period March 13, 2004 through June 30, 2004, NCP Houston earned approximately $27 in general partner fees. NCP Houston's general partner fees from MGC, net of eliminations, and are recorded as management fee revenue on the consolidated statement of income and comprehensive income.

For the period March 13, 2004 through June 30, 2004, NCP Dade, accounted for as a wholly-owned subsidiary of Teton Funding, received a fee from Pasco, an unconsolidated affiliate, for administrative and operating management functions totalling approximately $53. NCP Dade's fees from Pasco, net of eliminations, were $27 and are recorded as management fee revenue on the consolidated statement of income and comprehensive income.

(b) Operation and Maintenance Fees

MGC has an operation and maintenance ("O&M") agreement with Teton Funding which MGC pays an annual O&M fee of $500 and an operator incentive fee for exceeding specified operational levels. Each of these fees is payable quarterly and is escalated annually by the change in the U.S. GDPIPD. For the period from March 13, 2004 through June 30, 2004, MGC expensed approximately $135 for the O&M fee.

Pasco has hired Teton Funding to be the contractual operator of the Pasco facility. As such, Teton Funding is entitled to receive reimbursement for expenses incurred on Pasco's behalf, as well as an O&M fee. For the period from March 13, 2004 through June 30, 2004, Pasco expensed approximately $96 for these O&M fees.

Onondaga receives O&M services from Teton Funding. Under the O&M agreement, Teton Funding is entitled to a management fee based upon 3.5% of gross revenues. For the period from March 13, 2004 through June 30, 2004, Onondaga incurred expenses related to this contract of approximately $388, which are eliminated through the consolidation.

6. RESTRICTED CASH

Restricted cash at Teton Funding comprised primarily cash and cash equivalents held in trust in accordance with the escrow agreement relating to the lease of the Lake facility. Under the terms of the escrow agreement, all transactions require the approval of the lessor, General Electric Capital Corporation ("GECC").

7. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment as of June 30 comprised the following:

	2004
Land and land improvements	$60
Leasehold improvements	7,840
Asset retirement	3
Property, plant, and equipment, gross	7,903
Less accumulated depreciation	(226)
Property, plant, and equipment, net	$7,677

For the period March 13, 2004 through June 30, 2004, the Company's depreciation expense amounted to approximately $226.

(In thousands)

8. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

(a) Restricted Cash, Accounts Receivable, and Accounts Payable

The carrying amount of each of these items approximates fair value because of the short-term maturity of the instruments.

(b) Indexed Swap Agreement

As of June 30, 2004, Onondaga's indexed swap agreement is recorded at fair value based on estimated future cash flows taking into account certain assumptions, including forecasts of future energy prices, inflation rates, discount rates, and credit risk. Energy prices can be volatile and other assumptions can change from period to period. These factors can create significant fluctuations in the estimated fair value of this agreement.

Changes related to the index swap agreement are summarized below:

Fair value as of March 13, 2004	$93,313
Increase in fair value during the period	626
Settlements	(7,669)
Fair value as of June 30, 2004	$86,270

9. ONONDAGA CONTRACTUAL AGREEMENTS

(a) Onondaga Power Sales Agreements

In June 1998, NIMO consummated a master restructuring agreement whereby many of its IPP agreements were renegotiated resulting in lump-sum payments to the IPPs and/or new contracts with NIMO. As a result of this transaction, NIMO and Onondaga amended the existing PPA with the Power Put Agreement and an indexed swap agreement, each of which expire in 2008. In September 2000, Onondaga's ability to sell power under the Power Put Agreement with NIMO was terminated, which caused Onondaga to become a merchant plant subject to prevailing market prices for its energy and capacity. Onondaga currently sells its electrical output to the NYISO at prevailing market prices.

The indexed swap agreement is a financial instrument under which Onondaga pays NIMO a market price and NIMO pays Onondaga a contract price for electricity, which is adjusted monthly according to an indexing formula for the remaining term of the contract. The notional amount of the swap is based on a fixed quantity of energy and capacity. The market price that Onondaga pays NIMO under the indexed swap agreement is equivalent to the market price that Onondaga would receive from either NIMO under the PPA or a third party for sales to the NYISO. The difference between the market price payment and the contract amount received is reflected within index swap fair value adjustment in the consolidated statement of income and comprehensive income.

The indexed swap agreement is a derivative under SFAS 133 and is recorded at fair value in the consolidated balance sheet. Gains or losses from changes in fair value are reported as index swap fair value adjustments in the consolidated statement of income and comprehensive income. The fair value of the indexed swap agreement is based on certain assumptions, including forecasts of future energy prices, inflation rates, discount rates, and counterparty credit risk. For the period March 13, 2004 through June 30, 2004, Onondaga recorded income of $626 related to the fair value of the index swap.

(In thousands)

(b) Onondaga Transportation Agreements

Onondaga has entered into three long-term gas transportation agreements to provide natural gas transportation service to the plant site. The contracts all provide for fixed monthly demand charges, in addition to variable commodity charges based on the quantity of gas transported.

One of the transportation agreements represents a transportation leg that was an energy trading contract under EITF No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. As a result in 2001, this contract was marked to fair value. Effective January 1, 2002, Onondaga adopted EITF No. 02-03, which required the partnership to account for the transportation agreement using the accrual basis of accounting.

The accrued loss on the two remaining gas transportation contracts are in geographical areas that do not have a market demand. The liability under these contracts will be relieved over the remaining lives of the contracts. For the period March 13, 2004 through June 30, 2004, $1,446 of amortization of accrued loss on commitments was recognized as a reduction to operating expenses.

10. LAKE CONTRACTUAL AGREEMENTS

(a) Lake Power and Steam Sales Agreements

Lake sells all of the net electrical output of the facility to FPC pursuant to a 20-year PPA that commenced in July 1993. Lake is required to have in place a letter of credit for benefit of FPC as security against damages to FPC should the facility not perform its obligations under the PPA.

For 2002, Lake provided steam to Citrus World on an as-available, as-required basis under a verbal agreement effective March 2002. Citrus World leases the former Golden Gem ("Gem") facility from Boeing Capital. Either party may terminate the agreement upon 30 days' written notice. Citrus World's payments are based on the net steam energy used, and Citrus World receives a discount based on the volume of net steam energy used.

(b) Lake Gas Supply and Transportation Agreements

All of the natural gas requirements for Lake are provided by Duke Energy Trading and Marketing, LLC ("Duke Energy") and Teco Gas Services ("Teco"), (formerly Gator Gas Marketing, Inc.).

Duke Energy provides Lake with up to 20,472 MMBtu's of natural gas per day pursuant to a 16-year gas purchase agreement commencing in July 1993. Under certain circumstances, the agreement may be extended for an additional four years. The base purchase price under the agreement is $2.38 per MMBtu. This price is adjusted monthly based on FPC's coal and variable O&M costs and capacity rates under the PPA between Lake and FPC.

Teco provides Lake with up to 4,000 MMBtu's of natural gas per day pursuant to a 16-year natural gas sales agreement. Natural gas from Teco is purchased at the spot market price. In addition, Lake has agreed to pay Teco a commission of $0.10 per MMBtu for gas delivered to the facility by Duke Energy under the Duke Energy agreement.

Natural gas is delivered by Duke Energy to certain designated receipt points on the pipeline transmission system owned by Florida Gas Transmission Company ("FGT") and transported to FGT's pipeline system utilizing firm transportation held by Peoples Gas System, Inc. ("PGS"). The gas transportation agreement between FGT and PGS has been renewed such that the expiration date is consistent with the July 2013 expiration date of the PPA.

(c) Lake Operations and Maintenance Agreement

Effective March 13, 2004, TPH assumed the operations and maintenance of the facility. Under the agreement, TPH is reimbursed for its costs and expenses and is paid an annual operator fee of $400, with an escalation provision based on changes in the Consumer Price Index, and a handling fee of $40.

(In thousands)

11. LEASES

In August 1993 (the "Commencement Date"), Lake sold its facility to GECC, which leased the facility back to Lake with an initial term of 11 years (the "facility lease"). Substantially all of the facility contracts (that is, PPAs, site lease, operation and maintenance agreements, and the gas sales agreement) were assigned, transferred, or sold to GECC upon the sale of the facility. Proceeds from the sale were used to retire the construction financing for the facility and to set up a working capital account. At the end of the initial 11-year lease term, Lake has the option to extend the facility lease an additional five years under the same terms and conditions as in the initial facility lease term. Lake has the option at the end of the first 16 years to renew the facility lease for a term no less than one year and no more than five years at quarterly rents equal to 65% of the average quarterly rent payments paid during the first 16 years of the facility lease. Subsequent renewals are allowable for periods not less than one year and no more than five years at the mutually agreed-upon fair market rental value. Lake has a purchase option exercisable at any time after the 16-year term for a purchase price equal to the fair market sales value of the facility as of the date of purchase.

The facility lease has been classified as an operating lease and has scheduled rent increases. Lake originally recorded rent expense on a straight-line basis over the term of the lease. Prior to 2003, the facility lease term was defined as 11 years, as it was management's intent to exit the lease after the 11-year term and pay the $7,000 early termination penalty. As such, the $7,000 early termination fee was being accrued for over the life of the lease. In 2003, changes to Lake and its parent's operating environments prompted Lake's management to change its original exit strategy and renewed the facility lease for an additional 5-year term. As a result, rent expense has been recorded on a straight-line basis over the remaining term of the 16-year lease period and amounted to $4,500 for the period from March 13, 2004 through June 30, 2004. The termination penalty accrual is being reversed as a reduction to rent expense on a straight-line basis over the remaining term of the 16-year lease period.

In addition to the facility lease, Lake entered into a 20-year site lease (the "Site Lease") on which the facility is located, which commenced in July 1993 and contains scheduled rent increases. The Site Lease with Golden Gem ("Gem") has two five-year-renewal options under the same terms and conditions as the original 20-year term. Lake records rent expense on a straight-line basis over the initial 11-year term of the facility lease. Upon exiting the facility lease at the end of the lease, the facility lessor GECC will assume all obligations under the site lease. The difference between the amount expensed and the amount currently payable under the provisions of the lease has been included in the consolidated balance sheet as deferred lease payable. For the period from March 13, 2004 through June 30, 2004, Lake recorded rent expense, including property taxes, of $96 relating to the Site Lease.

Pursuant to an asset purchase agreement dated January 21, 2004, Teton Lake Land agreed to acquire the Site, the Site Lease, and certain easements and rights from Gem with financing provided by Boeing Capital Corporation ("BCC"). BCC has been named a secured lender to Gem in the course of Gem's bankruptcy proceedings. Upon closing of the asset purchase agreement, Teton Lake Land will take ownership of the site and lease it to Lake under substantially the same terms and conditions as stated above. Any rental and other obligations that have accrued from Gem's bankruptcy filing to the date of the asset purchase closing and are owed by Lake under the Site Lease will be released. Lake has guaranteed Teton Lake Land's obligations to BCC under the BCC financing. In addition, in the event of default, the Owner Trustee (the Bank of New York) and the Owner Participant (TIFD III-C Inc.) have the option to purchase Teton Lake Land's right, title, and interest in the site and certain easements for a nominal amount plus the assumption of the mortgage note.

(In thousands)

Future minimum rentals on Lake's facility and site leases, including the renewal of the facility lease in 2003, as noted above, for the year ending June 30, 2004 are as follows:

2005	$16,337
2006	17,950
2007	19,118
2008	19,799
2009	21,197
Thereafter	7,647
Total	$102,048

12. INVESTMENT IN LEVERAGED LEASE

In 1987, the Company entered into a sale and leaseback transaction under which a hydroelectric generating facility was sold to the Company and leased back to Topsham Hydro Partners Limited Partnership for an initial lease term of 16 years. The Company holds 50% of the lessor interest. The Company's equity investment represented approximately 32% of the purchase price; the remaining 68% was furnished by a third party in the form of long-term, nonrecourse debt. This debt is secured by a first lien on the property and by a pledging of all major contracts of the lessee partnership. At the end of the initial lease term the lessee had the option to purchase the facility for the lessor of fair market value or 59% of the original cost. The residual value used in recording the lease was 50% of fair market value at inception of the lease.

In 1996, the lessee executed an amendment to the power purchase agreement, which extended the term by eight years and adjusted the rates thereunder. The parties to the leveraged lease also restructured the financing as a result of this amendment.

For Federal income tax purposes, the Company received the investment tax credit for this lease, and received the benefit of tax deductions for accelerated depreciation on the portion of the leased assets attributable to its lessor interests. In addition, the Company received the deductions for interest on the long-term debt. During the earlier years of the lease those deductions exceed the lease rental income and, as a result, excess deductions are available to offset other taxable income of the Company's owners. In later years, the rental income will exceed the deductions. The Company's owners will pay these taxes and receive the tax benefits; therefore, taxes have not been reflected in these consolidated financial statements.

13. COMMITMENTS AND CONTINGENCIES

(a) Cash Flow Interest Agreement

In July 1998, Enron waived its right to a 50% limited partnership interest in Onondaga in exchange for an amended and restated gas sales agreement and was entitled to a certain percentage of Onondaga's cash distributions to its partners. In 2003, Split Rock was assigned Enron's cash flow interest as part of Enron's bankruptcy filing. For the period from March 13, 2004 through June 30, 2004, Onondaga recorded approximately $353 of expense related to this cash flow interest, which is included in interest and other expense on the consolidated statement of income and comprehensive income. Onondaga made approximately $1,438 of distributions to Split Rock for the period March 13, 2004 through June 30, 2004.

(b) Lake Payment Dispute

Through September 2001, FPC had been paying Lake amounts for energy that were generally less than the formula price under the PPA. As a result of the lower FPC payments, Lake had been recognizing lower gas costs under its gas purchase agreement with Duke Energy. Lake had entered into an agreement with Duke Energy whereby Duke Energy had agreed not to pursue legal action against Lake for the lower payments pending the issuance of a final order in the Lake/FPC litigation proceeding.

(In thousands)

Pursuant to a letter dated February 20, 2003, Duke Energy and Lake settled all matters related to the payment dispute. As part of the settlement, Lake was required to remit approximately $2,100 to Duke Energy on or before March 5, 2003. The remaining settlement amount of approximately $1,200 will be paid in 35 monthly instalments beginning April 5, 2003. Should Lake fail to remit any portion of the settlement amount, Duke Energy is entitled to accelerate the remaining balance due and demand the remaining balance be paid immediately.

(c) ***FERC Waiver***

On August 6, 2002, Lake filed for a temporary waiver with the FERC of its Operating and Efficiency Standards for calendar year 2002 due to the bankruptcy of its steam host. FERC granted the limited waiver of Operating and Efficiency Standards for calendar year 2002 on November 1, 2002. For the period ended June 30, 2004, Lake has maintained adequate FERC Operating and Efficiency Standards.

(d) ***Lake's Property Tax Settlement***

On March 16, 2004, Lake received $2,573, included in interest and other income from the Lake County Tax Collector for a refund for property taxes for the years 1999 through 2002.

(e) ***Letter of Credit***

At Onondaga, a $550 letter of credit has been issued in favor of NIMO to collateralize certain obligations of the Onondaga Project under its gas transportation agreement with NIMO (which terminates on June 30, 2008). The letter of credit has been collateralized with a $550 compensating restricted cash account.

14. DEFERRED BONUS PAYABLE

Lake agreed to pay the facility's construction contractor certain performance bonuses. Deferred bonus payable, including accrued interest, amounted to $2,400 and $5,858, respectively, as of December 31, 2003 and 2002. All unpaid bonuses earn interest at the prime rate, which was 4.00% and 4.25%, respectively, as of December 31, 2003 and 2002. The interest expense incurred during 2003 and 2002 was approximately $138 and $167, respectively. On May 6, 2004, Lake entered into a $2,400 settlement agreement with the facility's construction contractor, which resulted in a gain of $3,597, included in interest and other income.

15. LONG-TERM DEBT

	June 2004
Teton Funding long-term debt with an interest rate of London InterBank Offered Rate (LIBOR) plus 3.25% with scheduled repayments through March 12, 2011	$177,000

On March 12, 2004, the Company raised $195,000 to finance the purchase of SaleCo. The loan bears interest at LIBOR plus 3.25%, payable quarterly and matures on March 12, 2011.

The annual repayments of the loan for the years beginning July 1, 2004 and thereafter are as follows:

	Amount
Year Ending June 30:2005	$1,950
2006	1,950
2007	1,950
2008	1,950
2009	1,950
Thereafter	167,250
	$177,000

(In thousands)

The long-term debt is collateralized by the investment in Teton Funding operating entities.

16. Canadian GAAP

These consolidated financial statements have been prepared in accordance with US GAAP, which in most respects conform to Canadian GAAP. Significant differences between Canadian and US GAAP are as follows:

Net income and comprehensive income

		Period from March 13 to June 30, 2004
Comprehensive income — US GAAP	(i)	$12,099
Proportionate share of unrealized net gain from cash flow hedges included in equity method investees' other comprehensive income	(ii)	(1,034)
Net income — Canadian GAAP		11,065

Balance sheet items

	June 30, 2004	
	US GAAP	Canadian GAAP
Investments in partnerships	$165,004	$168,192
Accumulated other comprehensive income	1,034	—

(i) Under US GAAP, other comprehensive income, investments in partnerships and accumulated other comprehensive income, included in equity method investment investees' financial statements arise as a result of changes in fair value of certain derivative financial instruments that qualify as cash flow hedges, for the portion of change in the fair value of the hedge that is effective.

(ii) Under Canadian GAAP, the Company applies settlement accounting to derivative financial instruments. Under this method, the gains and losses on derivative financial instruments that qualify for hedge accounting are not recorded until they are realized. The notional amounts are not recorded in the financial statements as they do not represent amounts exchanged by the counterparties.

AtlanticPower
Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

January 17, 2005

Atlantic Power Corporation Announces January 2005 Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the month of January 2005. A distribution of $0.0834 per Income Participating Security ("IPS") will be payable on February 28, 2005 to holders of record at the close of business on January 31, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.0834 reflects a cash dividend per common share of $0.0305 and an interest payment of $0.0529 for the month of January 2005.

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

Ministry of Consumer and Business Services
Ontario
For Ministry Use Only
À l'usage exclusif du ministère

Ministère des Services aux consommateurs et aux entreprises

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

SEPTEMBER 1 3 SEPTEMBRE, 2004

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

2004 OCT 18 2048921

1

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société : (écrire en LETTRES MAJUSCULES SEULEMENT) :

2048921 ONTARIO LIMITED

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) : (écrire en LETTRES MAJUSCULES SEULEMENT) :

ATLANTIC POWER CORPORATION

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2004 / 06 / 18
(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: or minimum and maximum number of directors is/are:
Nombre d'administrateurs: ou nombres minimum et maximum d'administrateurs:

Number / Nombre	or / ou	minumum / *minimum*	and / *et* maximum / *maximum*

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

By changing the name of the Corporation from 2048921 Ontario Limited to "**ATLANTIC POWER CORPORATION**".

CLN Highlander
07119 (03/2003)

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2004 / 09 / 03

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

2048921 ONTARIO LIMITED

(Name of Corporation) (If the name is to be changed by these articles set out current name)
(Dénomination sociale de la société) (Si l'on demande un changement de nom, indiquer ci-dessus la dénomination sociale actuelle).

By/
Par:

(Signature)
(Signature)

DIRECTOR

(Description of Office)
(Fonction)

Request ID: 006192057
Demande n°:
Transaction ID: 023939395
Transaction n°:
Category ID: CT
Catégorie:

Province of Ontario
Province de l'Ontario
Ministry of Consumer and Business Services
Ministère des Services aux consommateurs et aux entreprises
Companies and Personal Property Security Branch
Direction des compagnies et des sûretés mobilières

Date Report Produced: 2004/06/18
Document produit le:
Time Report Produced: 10:23:46
Imprimé à:

Certificate of Incorporation
Certificat de constitution

This is to certify that

Ceci certifie que

2048921 ONTARIO LIMITED

Ontario Corporation No.

Numéro matricule de la personne morale en Ontario

002048921

is a corporation incorporated, under the laws of the Province of Ontario.

est une société constituée aux termes des lois de la province de l'Ontario.

These articles of incorporation are effective on

Les présents statuts constitutifs entrent en vigueur le

JUNE 18 JUIN, 2004

Director/Directrice
Business Corporations Act/Loi sur les sociétés par actions

Request ID / *Demande n°*	Ontario Corporation Number *Numéro de la compagnie en Ontario*
6192057	2048921

FORM 1 / *FORMULE NUMÉRO 1*

BUSINESS CORPORATIONS ACT / *LOI SUR LES COMPAGNIES*

ARTICLES OF INCORPORATION
STATUTS CONSTITUTIFS

1. The name of the corporation is: *Dénomination sociale de la compagnie:*

2048921 ONTARIO LIMITED

2. The address of the registered office is: *Adresse du siège social:*

250 YONGE STREET Suite 2400

(Street & Number, or R.R. Number & if Multi-Office Building give Room No.)
(Rue et numéro, ou numéro de la R.R. et, s'il s'agit édifice à bureau, numéro du bureau)

TORONTO ONTARIO
CANADA M5B 2M6

(Name of Municipality or Post Office) *(Nom de la municipalité ou du bureau de poste)* — (Postal Code/*Code postal*)

3. Number (or minimum and maximum number) of directors is: *Nombre (ou nombres minimal et maximal) d'administrateurs:*

Minimum 1 Maximum 20

4. The first director(s) is/are: *Premier(s) administrateur(s):*

First name, initials and surname / *Prénom, initiales et nom de famille*

Resident Canadian State Yes or No / *Résident Canadien Oui/Non*

Address for service, giving Street & No. or R.R. No., Municipality and Postal Code / *Domicile élu, y compris la rue et le numéro, le numéro de la R.R., ou le nom de la municipalité et le code postal*

* WILLIAM
GORMAN — YES

250 YONGE STREET Suite 2400

TORONTO ONTARIO
CANADA M5B 2M6

Request ID / *Demande n°*	Ontario Corporation Number *Numéro de la compagnie en Ontario*
6192057	2048921

5. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
   Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

There are no restrictions on business the Corporation may carry on or on powers the Corporation may exercise.

6. The classes and any maximum number of shares that the corporation is authorized to issue:
   Catégories et nombre maximal, s'il y a lieu, d'actions que la compagnie est autorisée à émettre:

The Corporation is authorized to issue an unlimited number of Common Shares.

Request ID / *Demande n°*	Ontario Corporation Number *Numéro de la compagnie en Ontario*
6192057	2048921

7. **Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:**
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions que peut être émise en série:

The rights of the holders of Common Shares of the Corporation are equal in all respects and include the rights,

(a) to vote at all meetings of shareholders; and,

(b) to receive the remaining property of the Corporation upon dissolution.

Request ID / *Demande n°*	Ontario Corporation Number *Numéro de la compagnie en Ontario*
6192057	2048921

8. **The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:**
   L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:

No shares of the Corporation shall be transferred without the consent of the directors of the Corporation expressed by a resolution passed by the board of directors or by an instrument or instruments in writing signed by all of the directors then in office.

Request ID / *Demande n°* — Ontario Corporation Number / *Numéro de la compagnie en Ontario*

6192057 — 2048921

9. **Other provisions, (if any, are):**
Autres dispositions, s'il y a lieu:

(a) The number of shareholders of the Corporation, exclusive of persons who are in the employment of the Corporation and exclusive of persons who, having been formerly in the employment of the Corporation, were, while in that employment, and have continued after termination of that employment to be, shareholders of the Corporation, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

(b) Any invitation to the public to subscribe for securities of the Corporation is prohibited.

(c) Except in the case of any class or series of shares of the Corporation listed on a stock exchange, the Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation.

(d) The holders of any fractional shares issued by the Corporation shall be entitled to exercise voting rights and to receive dividends in respect of each such fractional share.

(e) Holders of shares of any class or series shall not be entitled to dissent nor to vote separately as a class or series upon a proposal to amend the articles of the Corporation to:

(i) increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

(ii) effect an exchange, reclassification or cancellation of the shares of such class or series; or

(iii) create a new class or series of shares equal or superior to the shares of such class or series.

Request ID / *Demande n°*	Ontario Corporation Number *Numéro de la compagnie en Ontario*
6192057	2048921

10. The names and addresses of the incorporators are
Nom et adresse des fondateurs

First name, initials and last name or corporate name — *Prénom, initiale et nom de famille ou dénomination sociale*

Full address for service or address of registered office or of principal place of business giving street & No. or R.R. No., municipality and postal code
Domicile élu, adresse du siège social au adresse de l'établissement principal, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalité et le code postal

* WILLIAM GORMAN

250 YONGE STREET Suite 2400

TORONTO ONTARIO
CANADA M5B 2M6

Execution Copy

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

ATLANTIC POWER HOLDINGS, LLC

Dated as of November 17, 2004

TABLE OF CONTENTS

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of ATLANTIC POWER HOLDINGS, LLC (the "Company"), dated as of November 17, 2004, is adopted, executed and entered into between each of the Members (as defined below) and the Company.

WHEREAS, as of August 19, 2004 the Company was formed pursuant to the Delaware Limited Liability Company Act (6 Del.C §18-101 et seq.) (as from time to time amended and including any successor statute of similar import, the "Act");

WHEREAS, Atlantic Power Corporation (the "Issuer" or the "Initial Member") entered into the Limited Liability Company Agreement of Atlantic Power Holdings, LLC, dated as of August 19, 2004 (the "Original Agreement"), with respect to the operations of the Company and the rights and obligations of the Initial Member;

WHEREAS, the Initial Member desires to enter into this Agreement in order to amend and restate the Original Agreement in its entirety; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein made and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I. DEFINITIONS

1.1. Definitions. In this Agreement, the following terms shall have the meanings set forth below:

(a) "Act" shall have the meaning set forth in the recitals hereto.

(b) "Affiliate" shall mean a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the first mentioned Person. An Affiliate of an investment vehicle shall also include any other investment vehicle that is managed or advised by the same Person or by an Affiliate of said person, and any stockholders, members or partners of such investment vehicle. A Person shall be deemed to control another Person if such first Person possesses directly or indirectly the power to direct, or cause the direction of, the management and policies of the second Person, whether through the ownership of voting securities, by contract or otherwise or if such Person has the right to receive more than fifty percent (50%) of the profits of a corporation, partnership or limited liability company.

(c) "Assumed Number of IPSs" means a number of IPSs equivalent to the applicable number of Subject Interests.

(d) "Board of Managers" shall mean the board of managers of the Company.

(e) ""Capital Account" means with respect to any Member, an account maintained in accordance with Section 7.1 hereof.

(f) "Capital Event" means the sale, directly or indirectly, of all or substantially all of the Company's assets.

(g) "Certificate" shall mean the Certificate of Formation of the Company.

(h) "Closing" shall mean the closing of the Offering as contemplated in the Prospectus.

(i) "Code" shall mean the United States Internal Revenue Code of 1986, as amended, or any superseding United States federal revenue statute.

(j) "Company" shall mean Atlantic Power Holdings, LLC.

(k) "Economic Capital Account" means, with respect to any Member, such Member's Capital Account balance as of the date of determination, after crediting to such Capital Account any amounts that the Member is deemed obligated to restore under Treasury Regulations Section 1.704-2.

(l) "Estimated Gross Proceeds" means the estimated gross proceeds that would reasonably likely be realized by the Issuer under a public offering by the Issuer of IPSs, presuming such offering entailed the issuance of the Assumed Number of IPSs and that such offering was completed on the Completion Date, provided that such estimate shall be based upon the arithmetic average of estimated offering prices likely obtainable by the Issuer in connection with such offering, such estimated offering prices to be (A) agreed upon by the holders of Existing Investor Interests and the Managers who are not employed by the Company and are unrelated to the Existing Investors, Manager LLC and their respective Affiliates (the "Independent Managers") or (B) in the event they cannot agree, provided by two investment banks with suitable experience in offering such securities to the public, which investment banks shall be designated by agreement of the holders of Existing Investor Interests and the Independent Managers.

(m) "Estimated Offering Costs" means the aggregate of all reasonable costs which would be directly attributable to a public offering of IPSs by the Issuer, including without limitation all reasonable underwriters' fees and expenses, fees and disbursements of legal counsel for the Issuer and the Company and the underwriters, auditors and independent engineers, prospectus filing fees, rating agency fees and printing costs, and that would, in the opinion of the Managers unrelated to the Company, the Existing Investors, Manager LLC and their respective Affiliates, acting reasonably, likely be incurred in the event that the purchase of the Subject Interests were wholly funded through such an offering of IPSs (assuming that the Assumed Number of IPSs were issued under such offering).

(n) "Existing Investor Interest" shall mean an interest consisting of a Common Membership Interest and a Class B Preferred Membership Interest of the Company held by an Existing Investor immediately following Closing.

(o) "Existing Investors" shall mean Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC.

(p) "Indenture" shall mean that certain indenture dated as of November 18, 2004, among the Issuer, the guarantors named therein and Computershare Trust Company of Canada, as trustee.

(q) "Issuer" shall mean Atlantic Power Corporation, a corporation established under the laws of the Province of Ontario.

(r) "Management Agreement" shall mean that certain Management Agreement between Manager LLC, the Company and the Issuer dated as of November 10, 2004.

(s) "Management Support Agreement" shall mean that certain Management Support Agreement to be entered into between Manager LLC and ArcLight Capital Holdings, LLC, as of November 18, 2004.

(t) "Manager" shall have the meaning set forth in Section 4.1 hereof.

(u) "Manager LLC" shall mean Atlantic Power Management, LLC, a Delaware limited liability company.

(v) "Member" shall mean each Person who executes a signature page or a counterpart signature page of this Agreement as a member of the Company and each Person who may hereafter be admitted as a member of the Company and become a party to this Agreement. The Members shall constitute the "members" (as that term is defined in the Act) of the Company.

(w) "Offering" shall mean the initial public offering of 32,000,000 IPSs of the Issuer, as described in the Prospectus.

(x) "Ongoing Expenses and Costs" means the ordinary administrative and other ordinary expenses and costs associated with the operation of the business of the Issuer and its maintenance in good standing, including compliance by the Issuer with all applicable laws, rules and requirements and any other similar costs incurred by the Issuer; provided, however, that the foregoing shall not include (i) any interest, principal, premium, or other similar amounts payable by the Issuer with respect to the Subordinated Notes or any other debt obligations issued by it, (ii) any distributions with respect to stock of the Issuer or any payment in redemption of any stock of the Issuer or (iii) any income, franchise, net worth, or similar taxes payable by or with respect to the Issuer.

(y) "Person" shall mean any individual, corporation, partnership, individual, limited liability company, trust, unincorporated association, organization or other entity.

(z) "Prospectus" means the final prospectus of Atlantic Power Corporation dated November 10, 2004.

(aa) "<u>ROFO Agreement</u>" shall mean that certain Right of First Offer Agreement to be entered into between ArcLight Energy Partners Fund I, LP, a Delaware limited partnership, and the Company, as of November 18, 2004.

(bb) "<u>Sale Event</u>" shall mean (i) the dissolution or liquidation of the Company, (ii) the sale of all or substantially all of the assets of the Company on a consolidated basis to any Person who is not a Member (or an Affiliate of a Member) or an Affiliate of the Company (in each case, a "<u>Third-Party Buyer</u>"), (iii) a merger, reorganization or consolidation in which the outstanding Membership Interests of the Company are converted into or exchanged for a different class or series of securities of the successor entity or in which the Persons who had control of the Company prior to such transaction do not have control of the Company immediately following completion of such transaction, (iv) the sale or exchange of all or a majority of the outstanding membership interests in the Company to a Third-Party Buyer or (v) any other transaction pursuant to which the Persons who had control of the Company prior to such transaction do not have control of the Company immediately following completion of such transaction. A Person shall be deemed to control another Person if such first Person possesses directly or indirectly the power to direct, or cause the direction of, the management and policies of the second Person, whether through the ownership of voting securities, by contract or otherwise, or if such Person has the right to receive more than fifty percent (50%) of the profits of a corporation, partnership or limited liability company.

(cc) "<u>Subordinated Notes</u>" shall have the meaning ascribed thereto in the Prospectus.

(dd) "<u>Subsidiary</u>" means, as to any Person, any corporation, association or other business entity in which such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a "Subsidiary" is a reference to a Subsidiary of the Company.

(ee) "<u>Target Balance</u>" means, with respect to any Member as of the close of any period for which allocations are made under Article VIII, the amount such Member would receive (or be required to contribute) in a hypothetical liquidation of the Company as of the close of such period, net of any amount required to be contributed by such Member pursuant to Section 9.1(d) hereof, assuming for purposes of any hypothetical liquidation (i) a sale of all of the assets of the Company at prices equal to their then book values (as maintained by the Company for purposes of, and as maintained pursuant to, the capital account maintenance provisions of Treasury Regulations Sections 1.704-1(b)(2)(iv)), and (ii) the distribution of the net proceeds thereof to the Members pursuant to Section 9.1(c) (after the payment of all actual Company indebtedness, and any other liabilities related to the Company's assets, limited, in the case of non-recourse liabilities, to the collateral securing or otherwise available to satisfy such liabilities).

(ff) "Tax Distribution" shall mean an amount, distributed to holders of Common Membership Interests pro rata in proportion to the number of Common Membership Interests held by such holder, intended to allow each holder of Common Membership Interests to pay U.S. federal income (including branch profits, if applicable) tax and any applicable state or local taxes on the income of the Company allocable to the holders of Common Membership Interests.

(gg) "Treasury Regulations" means the Income Tax and Administrative Procedure Regulations promulgated under the Code, as amended from time to time.

ARTICLE II.
ORGANIZATION

2.1. Name and Formation. The name of the limited liability company formed pursuant to the filing of the Certificate with the Secretary of State of the State of Delaware on August 19, 2004, is Atlantic Power Holdings, LLC.

2.2. Principal Place of Business. The principal place of business of the Company shall be as determined by the Managers from time to time.

2.3. Registered Agent. The registered agent for service of process on the Company, and the registered office of the Company, shall be as specified in the Certificate.

2.4. Term. The term of the Company commenced upon the filing of the Certificate and shall continue in perpetuity unless the Company is dissolved as provided for in this Agreement.

2.5. Purpose and Powers.

(a) The purpose of the Company is to engage in any lawful acts or activities for which limited liability companies may be organized under the Act, including, without limitation, all acts or activities to be undertaken by it as disclosed in the Prospectus.

(b) The Company shall have all the powers permitted under the Act and other applicable laws of the State of Delaware and, subject to the terms and conditions of this Agreement, shall be empowered to do or cause to be done, or omit to do or cause to be done, any and all acts or omissions necessary or advisable in furtherance of the purposes of the Company and any and all things necessary and incidental thereto, including, without limitation, the power:

(i) to acquire, hold, receive, mortgage, pledge, lease, sell, transfer, exchange, grant options with respect to, and otherwise deal with and exercise all rights, powers, privileges and other incidents of ownership or possession with respect to the property of the Company;

(ii) to borrow money, to issue promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable and non-negotiable instruments and evidences of indebtedness, to incur lease obligations, to guarantee

obligations of any Person, to secure the payment of the principal of and interest on any such indebtedness and any other such obligation by mortgage, pledge, conveyance or assignment in trust of the whole or any part of the property of the Company, whether at the time owned or thereafter acquired, and to buy, sell, pledge or otherwise dispose of any such instrument or evidence of indebtedness;

(iii) to open, maintain and close bank accounts and draw checks and other orders for the payment of money;

(iv) to engage accountants, custodians, engineers, investment advisors, consultants and technical advisers, attorneys and other agents and assistants, both professional and non-professional, and to compensate them in such reasonable degree and manner as may be necessary or advisable in connection with the business of the Company;

(v) to sue and be sued, to prosecute, settle or compromise all claims against third parties, to compromise, settle or accept judgment with respect to claims against the Company, and to execute all documents and to make all representations, admissions and waivers in connection therewith;

(vi) to engage in such other activities and transactions, and to enter into, make and perform such contracts, agreements and other undertakings, as may be necessary or advisable in connection with its business, including, without limitation, its business as disclosed in the Prospectus, any of the foregoing, or as otherwise contemplated in this Agreement; and

(vii) to exercise all powers which may lawfully be exercised by a limited liability company under the Act and other applicable laws.

2.6. No State-Law Partnership; Tax Treatment of Company. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member shall be a partner or joint venturer of any other Member, by virtue of this Agreement, for any purposes other than United States federal and, if applicable, state income tax purposes, and neither this Agreement nor any other document entered into by the Company or any Member shall be construed to suggest otherwise. The Members intend that at all times during which the Company has more than one member, the Company shall be treated as a partnership for United States federal and, if applicable, state income tax purposes, and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and shall not take any action, including the filing of any election, inconsistent with such treatment.

ARTICLE III.
MEMBERS

3.1. Members. The Members of the Company, their number and class of Membership Interests and their addresses shall be listed on Schedule A and said Schedule shall be amended

from time to time by the Board of Managers to reflect the admission of additional Members, transfers of Membership Interests or the issuance of additional Membership Interests pursuant to this Agreement. The Board of Managers will, upon written request, provide Members with the then most recently amended Schedule A, which shall constitute the record list of the Members for all purposes of this Agreement.

3.2. Admission of New Members. Additional Persons may, from time to time, be admitted to the Company as Members upon such terms as are established by the Board of Managers in accordance with the terms hereof. At the time of, and as a condition to, their admission to the Company, new Members shall pay the purchase price for their Membership Interests (including, if permitted by the Board of Managers in any particular instance, by delivering a promissory note or other property or securities) as determined by the Board of Managers. Except as otherwise expressly provided herein, following their admission to the Company, Members shall not be obligated to make any further Capital Contributions to the Company unless otherwise agreed by the Member at the time of admission. Upon the admission of a new Member, the Board of Managers shall amend Schedule A hereto to reflect such admission and to reflect the number and class of Membership Interests issued to such new Member and the purchase price paid therefor. Except as otherwise provided in Section 3.12, existing Members shall have no preemptive or similar right under this Agreement in connection with any new issuances of membership interests in the Company.

3.3. Meetings of Members.

(a) Regular/Special Meetings. The Board of Managers may establish dates for an annual or other regular meeting of Members, and may also call special meetings of the Members at any time, but no meetings of Members need be held. Except as otherwise provided in Article IV hereof for the purpose of electing Managers, Members shall not have the power to require that a meeting of Members be held or that any matter be voted upon by the Members (or any class thereof).

(b) Notice of Meetings. A written notice stating the place, date and hour of all meetings of Members shall be given by the Board of Managers not less than five nor more than fifty days before the meeting to each Member by delivering such notice to him or by mailing it, postage prepaid, and addressed to such Member at his address as it appears on the records of the Company. Notice need not be given to a Member if a written waiver of notice is executed before or after the meeting by such Member, if communication with such Member is unlawful, or if such Member attends the meeting in question, unless such attendance was for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

(c) Quorum. Members holding a majority of all Common Membership Interests issued, outstanding and entitled to vote shall constitute a quorum. Any meeting may be adjourned from time to time by a majority of the votes present in person or by proxy and entitled to vote at the meeting upon the question, whether or not a quorum is present.

(d) Action at Meeting.

(i) Subject to Section 3.3(d)(ii), except as otherwise set forth in this Agreement, when a quorum is present, any matter before the meeting shall be decided by a vote of the holders of a majority of Common Membership Interests present or represented by proxy at the meeting and entitled to vote on such matter, provided that all transactions involving the proposed acquisition by the Company of a Person who is not an Affiliate of the Company shall require the approval of the Board of Managers, and to the extent that an Existing Investor or its Affiliates has a financial interest in (or is entitled to nominate directors, partners, members or officers of) such Person, such approval shall be voted on by only those Managers unrelated to the Company and its Subsidiaries, the Existing Investors and Manager LLC.

(ii) Notwithstanding anything contained in this Agreement to the contrary including, without limitation, Section 3.3(d)(i), the Company may not, without the approval of a majority of the Managers and at least 80% of the votes cast by holders of outstanding Common Membership Interests: (1) other than in connection with an event of default under the Indenture, enter into a merger, consolidation, combination or other material transaction of a similar nature; (2) other than in connection with an event of default under the Indenture, directly or indirectly sell or otherwise dispose of all or substantially all of its assets; (3) redeem any of the outstanding Class A Preferred Membership Interests where such redemption is made at its discretion; (4) adopt any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing of the Company or to commence any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors; (5) change its fiscal year (unless required or indicated for tax reasons) or make a material change in its accounting policies or procedures unless required under the applicable generally accepted accounting principles; (6) change the size of the Board of Managers; (7) take, or permit, any action which would prevent the business from continuing on an ongoing basis; or (8) agree to do any of the preceding.

(e) Voting and Proxies. Members shall have one vote for each Common Membership Interest owned by them of record according to the books of the Company. Class A Preferred Membership Interests and Class B Preferred Membership Interests shall be non-voting. Members may vote their Common Membership Interests either in person or by written proxy, but no proxy shall be voted or acted upon after six (6) months from its date, unless the proxy provides for a longer period and is coupled with an interest. Proxies shall be filed with the Board of Managers. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment or postponement of the relevant meeting. A proxy purporting to be executed by or on behalf of a Member shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.

(f) Action Without a Meeting. Any action required or permitted by law to be taken at any meeting of Members may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding Membership Interests having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Membership Interests were present and voted. Prompt notice of the taking of action without a meeting by less

than unanimous written consent shall be given to those holders of Membership Interests who have not consented in writing.

3.4. Limitation of Liability of Members; Indemnity of Members. Except as otherwise provided in the Act, no Member of the Company shall be obligated personally for any debt, obligation or liability of the Company or of any other Member, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company. Except as otherwise provided in this Agreement, no Member shall have any fiduciary or other duty, whether arising under the Act or at law or in equity, or otherwise, to another Member with respect to the business and affairs of the Company, and no Member shall be liable to the Company or any other Member for acting in good faith reliance upon the provisions of this Agreement. No Member shall have any responsibility to restore any negative balance in its Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or return distributions made by the Company except as required by the Act or other applicable law. The failure of the Company to observe any formalities or requirements relating to the exercise of it powers or the management of its business or affairs under this Agreement or the Act shall not be grounds for making its Members or Managers responsible for the liabilities of the Company. The Company shall indemnify and hold harmless each of the Members acting on behalf of the Company pursuant to the terms of this Agreement from and against any claim by any third party seeking monetary damages against such Member arising out of such Member's performance of its duties in good faith. Such indemnity shall continue unless and until a court of competent jurisdiction adjudicates that such course of conduct constituted gross negligence, willful misconduct or fraud of the Member, provided that if so adjudicated all amounts paid hereunder with respect to such course of conduct shall be repaid by the Member. Notwithstanding the foregoing, no Member is authorized to act on behalf of the Company except in accordance with an express resolution of the Board of Managers.

3.5. Authority. Unless specifically authorized by the Board of Managers, no Member shall be an agent of the Company or have any right, power or authority to act for or to bind the Company or to undertake or assume any obligation or responsibility of the Company or of any other Member.

3.6. Rights to Information. Members shall have the right to receive from the Board of Managers upon request a copy of the Certificate and of this Agreement, as amended from time to time, and such other information regarding the Company to which Members are entitled by the Act, subject to reasonable conditions and standards established by the Board of Managers, as permitted by the Act, which may include, without limitation, withholding or restrictions on the use of confidential information.

3.7. No Appraisal Rights. No Member shall have any right to have his Membership Interests appraised and paid out under the circumstances provided in Section 18-210 of the Act.

3.8. Classes of Membership Interests. Interests of Members in the profits and losses of the Company, voting rights, and the right of Members to distributions and allocations shall be evidenced by membership interests in the Company ("Membership Interests"). There shall

initially be three classes of Membership Interests, with voting and economic rights and preferences as follows:

(a) Class A Preferred Membership Interests

(i) Distributions. The holders of outstanding Class A Preferred Membership Interests shall be entitled to receive, out of any funds legally available therefor, cumulative distributions at the rate of 11.0625% of the Class A Preference Amount (as defined in Section 3.8(a)(ii)(A) below) per annum per Class A Preferred Membership Interest from the date of original issuance of such interest, plus at any time the Class A Preferred Membership Interests are owned by the Issuer, an amount equal to all of the Issuer's Ongoing Expenses and Costs, which distributions shall accrue daily in arrears and be compounded monthly, whether or not such distributions are declared by the Board of Managers and paid. All such distributions shall be determined and payable in Canadian dollars. No distributions shall be paid or set apart for payment on the Class A Junior Securities (as defined in Section 3.8(a)(ii)(A) below) unless and until all accrued and unpaid distributions on the Class A Preferred Membership Interests shall have been paid.

(ii) Liquidation.

(A) Class A Liquidation Preference. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a "Liquidation Event"), each holder of outstanding Class A Preferred Membership Interests shall be entitled to be paid in cash, before any amount shall be paid or distributed to the holders of the Class B Preferred Membership Interests, the Common Membership Interests, or any other Membership Interests (the Class B Preferred Membership Interests, the Common Membership Interests and such other Membership Interests being referred to collectively as the "Class A Junior Securities"), an amount per Class A Preferred Membership Interest equal to Canadian $5.767 (the "Class A Preference Amount"), plus any accrued but unpaid distributions on such Class A Preferred Membership Interests. If the amounts available for distribution by the Company to holders of Class A Preferred Membership Interests upon a Liquidation Event are not sufficient to pay the aggregate Class A Preference Amount plus any accrued but unpaid distributions on such Class A Preferred Membership Interests, such holders shall share ratably in any distribution in proportion to the full respective preferential amounts to which they are entitled.

(B) Remaining Assets. After the payment of all preferential amounts required to be paid to the holders of the Class A Preferred Membership Interests, any remaining assets and funds of the Company available for distribution to its holders shall be distributed among the holders of shares of Class A Junior Securities then outstanding in accordance with the terms of this Agreement.

(iii) Redemption

(A) All or a portion of the Class A Preferred Membership Interests will be redeemable at the option of the holder thereof upon the maturity date of the Subordinated Notes, or upon any redemption or prepayment of the Subordinated Notes required under the Indenture, for a price equal to 100% of the Class A Preference Amount plus any accrued but unpaid distributions thereon.

(B) All or a portion of the Class A Preferred Membership Interests will be redeemable at the option of the holder thereof at a redemption price equal to 100% of the Class A Preference Amount plus any accrued but unpaid distributions thereon, during any period that for U.S. federal income tax purposes the Issuer (i) is not, or would not be, in the opinion of nationally recognized tax counsel, permitted to deduct all or a substantial portion of the interest payable on the Subordinated Notes from its income; or (ii) is required to withhold or deduct any amount for or on account of taxes from any amounts paid or credited under or with respect to the Subordinated Notes and the Issuer is required under the Indenture to pay additional amounts to holders of the Subordinated Notes in respect of such withholding or deduction.

(C) All or a portion of the Class A Preferred Membership Interests will be redeemable at the option of the holder thereof for an amount equal to 101% of the Class A Preference Amount plus any accrued but unpaid distributions thereon, in the event that a Change of Control (as defined in the Indenture) occurs.

(D) All or a portion of the Class A Preferred Membership Interests will be mandatorily redeemable at any other time that a corresponding portion of the Subordinated Notes of the Issuer are required to be redeemed or repurchased by the Issuer pursuant to the Indenture, at such time and price and in the same amount that the Subordinated Notes are required to be redeemed or repurchased.

(b) Class B Preferred Membership Interests

(i) Distributions. The holders of outstanding Class B Preferred Membership Interests shall be entitled to receive, out of any funds legally available therefor, cumulative distributions at the rate of 11.0% of the Class B Preference Amount (as defined in Section 3.8(b)(ii)(A) below) per annum per Class B Preferred Membership Interest from the date of original issuance of such interest, which distributions shall accrue daily in arrears and be compounded monthly, whether or not such distributions are declared by the Board of Managers and paid. All such distributions shall be determined and payable in Canadian dollars. No distributions shall be paid or set apart for payment on the Class B Junior Securities (as defined in Section 3.8(b)(ii)(A) below) unless and

until all accrued and unpaid distributions on the Class B Preferred Membership Interests shall have been paid.

(ii) Liquidation.

(A) Class B Liquidation Preference. Upon any Liquidation Event, each holder of outstanding Class B Preferred Membership Interests shall be entitled to be paid in cash, before any amount shall be paid or distributed to the holders of the Common Membership Interests or any other Membership Interests ranking on liquidation junior to the Class B Preferred Membership Interests (the Common Membership Interests and such other Membership Interests being referred to collectively as the "Class B Junior Securities"), an amount per Class B Preferred Membership Interest equal to Canadian $5.767 (the "Class B Preference Amount"), plus any accrued but unpaid distributions on such Class B Preferred Membership Interests. If the amounts available for distribution by the Company to holders of Class B Preferred Membership Interests upon a Liquidation Event are not sufficient to pay the aggregate Class B Preference Amount plus accrued but unpaid distributions due to such holders, such holders shall share ratably in any distribution in proportion to the full respective preferential amounts to which they are entitled.

(B) Remaining Assets. After the payment of all preferential amounts required to be paid to the holders of the Class A Preferred Membership Interests, and the holders of the Class B Preferred Membership Interests and any other class or series of stock of the Company ranking in liquidation on a parity with the Class B Preferred Membership Interests, the remaining assets and funds of the Company available for distribution to its holders shall be distributed among the holders of shares of Class B Junior Securities then outstanding in accordance with the terms of this Agreement.

(iii) Redemption. All or a portion of the Class B Preferred Membership Interests will be redeemable at the option of the holder thereof at any time after redemption in full of all of the Class A Preferred Membership Interests. Upon exercise by a holder of its redemption right with respect to the Class B Preferred Membership Interests, all distributions of available cash (other than Tax Distributions) will be paid to the holders of the Class B Preferred Membership Interests until they have received payment in full of their Class B Preference Amount plus any accrued but unpaid distributions thereon.

(c) Common Membership Interests shall confer upon the holder(s) thereof the right to vote in the manner and on the matters specified in this Agreement and all matters on which members of a limited liability company are entitled to vote pursuant to the Act. Holders of Common Membership Interests will be entitled to receive distributions as and when declared by the Board of Managers after payment in full of all accrued but unpaid distributions on the

Class A Preferred Membership Interests and Class B Preferred Membership Interests. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of Common Membership Interests are entitled to share ratably in the remaining assets available for distribution, after payment of liabilities of the Company and all accrued but unpaid Class A Preference Amounts and Class B Preference Amounts.

3.9. Certificates. Unless otherwise determined by the Board of Managers, Membership Interests shall not be represented by certificates.

3.10. Record Holders. Except as may otherwise be required by law or by this Agreement, the Company shall be entitled to treat the record holder of Membership Interests as shown on its books as the owner of such Membership Interests for all purposes, including the payment of distributions and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such Membership Interests, until such Membership Interests have been transferred on the books of the Company in accordance with the requirements of this Article III and in compliance with the restrictions on Transfer set forth in Article X of this Agreement. It shall be the duty of each Member to notify the Company of his, her or its address.

3.11. Record Date. In order that the Company may determine the Members entitled to notice of or to vote at any meeting of the Company or any adjournment thereof, or to express consent to an action of the Company in writing without a meeting, or entitled to receive payment of any distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of Membership Interests or for the purpose of any other lawful action, the Board of Managers may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. In such case only Members of record on such record date shall be so entitled notwithstanding any transfer of Membership Interests on the books of the Company after the record date.

If no record date is fixed, (a) the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (b) the record date for determining Members entitled to vote by written consent to corporate action in writing without a meeting, when no prior action by the Board of Managers is necessary, shall be as of the day on which a Member first executes a written consent, and (c) the record date for determining Members for any other purpose shall be at the close of business on the day on which the Board of Managers adopts the resolution relating thereto.

3.12. Preemptive Right. If the Company authorizes the issuance or sale of any Membership Interests or rights, options, warrants or convertible or exchangeable securities entitling the holders thereof to subscribe for or purchase or otherwise acquire any Membership Interests ("Membership Interest Equivalents") other than in connection with Section 10.6, then the Company shall offer to sell to each Member a portion of such Membership Interests or Membership Interest Equivalents equal to (a) the number of Common Membership Interests held by such Member divided by (b) the total number of Common Membership Interests held by all

Members on the date of determination thereof (which number for greater certainty shall not include the Membership Interests or Membership Interest Equivalents to be issued or sold pursuant to this Section). In order to accept an offer under this Section 3.12, a Member must, within twenty-five (25) days after receipt of written notice from the Company describing in reasonable detail the Membership Interests or Membership Interest Equivalents being offered, the purchase price thereof, the payment terms and such holder's percentage allotment, deliver a written notice accepting such offer to the Company. To the extent one or more Members elect not to accept such offer for the full amount of such offered securities which they are entitled to purchase pursuant to this Section 3.12, the other Members' right to accept such offer shall be increased proportionately (based upon Common Membership Interests held by Members electing to participate) and such other Members shall have an additional five (5) days from the date upon which they are notified of such failure to accept such offer in which to increase the number of securities offered hereunder to be purchased. During the ninety (90) days following the expiration of such additional five (5) day period, the Company shall be entitled to sell any such Membership Interests or Membership Interest Equivalents which the Members have not elected to purchase on terms and conditions no more favorable to the purchasers thereof than those offered to such Members. If the Company desires to consummate the sale and issuance of any Membership Interests or Membership Interest Equivalents prior to the expiration of the twenty-five (25) day notice period above, the Company may consummate the sale and issuance to any Member that has elected to participate in the issuance and sale up to such Member's percentage allotment.

3.13. Restrictions on Class A Preferred Membership Interests. Each of the Class A Preferred Membership Interests shall be subject to the following restrictions, in addition to any other restrictions or limitations set forth in this Agreement:

(a) Repurchase of Class A Preferred Membership Interests. The Company shall have the right and option to repurchase all or any portion of the Class A Preferred Membership Interests on or after the fifth anniversary of the Closing at a redemption price equal to: (i) 105% of the Class A Preference Amount of the Class A Preferred Membership Interests being redeemed where the redemption occurs on or after the fifth anniversary but before the seventh anniversary of the Closing; (ii) 104% of such amount where the redemption occurs on or after the seventh anniversary but before the ninth anniversary of the Closing; (iii) 103% of such amount where the redemption occurs on or after the ninth anniversary but before the 10th anniversary of the Closing; (iv) 102% of such amount where the redemption occurs on or after the 10th anniversary but before the 11th anniversary of the Closing; (v) 101% of such amount where the redemption occurs on or after the 11th anniversary but before the 12th anniversary of the Closing; and (vi) 100% of the Class A Preference Amount where the redemption occurs on or after the 12th anniversary of the Closing, together with, in each case, any accrued but unpaid distributions on the Class A Preferred Membership Interests to the date of redemption.

(b) Closing Procedure. If the Company or its assigns desires to exercise its right to repurchase Class A Preferred Membership Interests pursuant to Section 3.13(a) above, then the Company shall effect such repurchase by delivering to such Class A Member written notice within sixty (60) days, specifying a date within such sixty (60) day period in which repurchase shall be effected (the "Exercise Notice"). Any Membership Interests repurchased by

the Company shall be cancelled and no longer outstanding, and Schedule A hereto shall be amended accordingly. The Company may not reissue any repurchased Membership Interests.

3.14. Fiscal Year. The Company shall adopt a fiscal and taxable year ended December 31, unless a different taxable year is required under the Code or Treasury Regulations.

3.15. Title to Property. Legal title to all real and other property of the Company shall be taken and at all times held in the name of the Company and shall be deemed owned by the Company as a limited liability company. No Member, individually, shall have any ownership of any such property.

ARTICLE IV.
MANAGEMENT

4.1. Board of Managers.

(a) Composition. Except as otherwise set forth herein, the business of the Company shall be undertaken by a board of managers (the "Board of Managers," and each Member thereof, a "Manager"). From and after the date hereof each Member shall vote all of his, her or its Membership Interests and any other voting securities of the Company over which such Member has voting control and will take all other necessary or desirable actions within his, her or its control (whether in his, her or its capacity as a Member of the Company or otherwise, including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company will take all necessary and desirable actions within its control, in order to cause:

(i) the authorized number of managers on the Board of Managers to consist of a minimum of one (1) and a maximum of seven (7), and upon execution of this Agreement the Board of Managers shall consist of seven (7) managers; and

(ii) the following individuals to be initially elected to the Board of Managers:

(A) four (4) representatives of the Issuer (consisting of the three (3) directors of the Issuer and a fourth individual designated by them), all of whom will be unrelated to and independent from the Company, the Existing Investors, Manager LLC and their respective Affiliates and at least one (1) of whom will be a U.S. resident;

(B) two (2) representatives of the Existing Investors; and

(C) one (1) representative of Manager LLC or its successor as manager of the Company pursuant to the Management Agreement.

(b) The Existing Investors shall be entitled to designate two (2) individuals as managers for so long as the Existing Investors continue to own 20% or more of the outstanding Common Membership Interests; provided, that such number of representatives shall decrease

from two (2) to one (1) in the event that the Existing Investors hold at least 10% of the outstanding Common Membership Interests but less than 20%; and provided further that the number of representatives shall decrease from one (1) to zero in the event that the Existing Investors cease to hold at least 10% of the outstanding Common Membership Interests. In the event the Board of Managers is reduced in accordance with this paragraph (b), the size of the Board of Managers of the Company will be correspondingly reduced.

(c) At all times, a majority of the Managers shall be U.S. residents and unrelated to the Company, the Existing Investors, Manager LLC and their respective Affiliates. The initial Managers and all subsequently elected Managers shall hold office until their successors have been elected and qualified. All representatives of the Existing Investors and the representative of Manager LLC must be U.S. residents.

4.2. Meetings. Meetings of the Managers may be held at such time and place as determined by any two (2) Managers by resolution.

4.3. Notice. Written notice of meetings of the Board of Managers shall be delivered at least twenty-four (24) hours before the meeting personally, by telecopier, or by electronic means to the Managers. A waiver of notice in writing, signed by a Manager before, at, or after the time of the meeting stated in the notice, shall be equivalent to the giving of such notice.

4.4. Conduct of Meetings. By attending a meeting or executing a written consent of the Board of Managers in lieu of meeting, a Manager waives objection to the lack of notice or defective notice unless, at the beginning of the meeting, the Manager objects to the holding of the meeting or the transacting of business at the meeting. Managers may participate in any meeting of the Board of Managers through telephonic or similar communications equipment by which all individuals participating in the meeting can hear one another, and such participation shall constitute presence in person at such meeting. A majority of the Board of Managers shall constitute a quorum at any meeting of the Board of Managers.

4.5. Action of Managers. All decisions of the Managers shall be made by a majority of the Board of Managers at a properly called meeting of the Board of Managers at which a majority of the Board of Managers is present, or by the written consent of a majority of the Board of Managers.

4.6. Powers. Except as otherwise set forth herein, all powers of the Company, including those set forth in Section 2 hereof, shall be exercised by the Board of Managers. Decisions of the Board of Managers, within their scope of authority, shall be binding on the Company and each Member. The Board of Managers shall have full, exclusive and complete discretion, power and authority, subject to any other express provisions of this Agreement and the Management Agreement or by non-waivable provisions of applicable law, to manage, control, administer and operate the business and affairs of the Company, to make all decisions affecting such business and affairs that the Board of Managers considers necessary, convenient or advisable, and to bind the Company. The Members acknowledge and agree that the Company has entered into the Management Agreement, pursuant to which certain powers and authority have been delegated to Manager LLC. Except as otherwise expressly provided in this

Agreement and by non-waivable provisions of applicable law, no Member may bind the Company.

4.7. Committees. In its sole discretion and from time to time the Board of Managers may by resolution appoint one or more Managers to one or more committees and delegate to each committee any powers that may be exercised by the full Board of Managers. Initially, the Company shall have a Compensation Committee, a Nominating and Corporate Governance Committee and an Audit Committee, each of which shall meet all regulatory guidelines which would apply if the Company were a listed reporting issuer in the provinces and territories of Canada.

4.8. Exculpation. A Manager shall not be liable to the Company or any Member for any loss or damage sustained by the Company, unless the loss or damage shall have been the result of the Manager's gross negligence, willful misconduct or fraud. Without limiting the generality of the preceding sentence, a Manager does not in any way guarantee the return of any capital contribution to a Member or a profit for the Members from the operations of the Company.

ARTICLE V.
INDEMNIFICATION

5.1. Indemnification of Managers. The Company shall indemnify each member of the Board of Managers and each individual who serves at the request of the Company as a director, manager, officer or trustee (or like position) of another organization in which the Company has any interest as a security holder, creditor or otherwise (each an "Indemnifiable Party") against all liabilities, losses and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise settlements, and fines, penalties and counsel fees, reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which the Indemnifiable Party may be or may have been involved as a party or otherwise or with which it or they may be or may have been threatened, while in office or thereafter by reason of being or having been such member of the Board of Managers, or serving or having served at the request of the Company as such director, manager, officer or trustee (or like position); provided, however, that indemnification shall not be paid hereunder with respect to any matter as to which the Indemnifiable Party shall have been finally adjudicated in any such action, suit or other proceeding, or otherwise by a court of competent jurisdiction, to have committed an action of gross negligence, willful misconduct or fraud in the conduct of its or their office.

5.2. Advancement of Expenses Expenses, including reasonable counsel fees, so incurred by an Indemnifiable Party asserting the right to indemnification hereunder may be paid by the Company in advance of the final disposition of any such action, suit or proceeding following receipt of a written undertaking from such party that the amounts so paid shall be repaid to the Company if it is ultimately determined that indemnification of such expenses is not authorized under this Article V; provided, however, that if such action, suit or proceeding has been commenced and is being pursued by Members representing in excess of fifty percent (50%)

of the combined Capital Contributions of all Members, no such expenses shall be advanced prior to the initial disposition of such action, suit or proceeding.

5.3. Settlements. As to any matter disposed of by a compromise payment, pursuant to a consent decree or otherwise, no such indemnification, either for said payment or for any other expenses, shall be provided unless there has been obtained written advice of independent legal counsel to the effect that, based on facts and circumstances presented to such counsel which are represented by the Board of Managers as being accurate and complete, the Indemnifiable Party appears to have acted in good faith in the reasonable belief that its or his action was in the best interests of the Company and that such indemnification would not protect such Indemnifiable Party against any liability to the Company or the Members to which it would otherwise be subject by reason of gross negligence, willful malfeasance, fraud in the conduct of its or their office, an action not taken in good faith or actions not taken in the reasonable belief that the Indemnifiable Party is acting in the best interests of the Company and the Members.

5.4. Non-Exclusive Nature of Indemnification. The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which the Indemnifiable Party may be entitled under any statute, bylaw, agreement or otherwise.

5.5. Insurance. The Company may, but is not obligated to, purchase and maintain insurance on behalf of any person who is or was a Manager of the Company, or is or was serving at the request of the Company as a director, manager, officer or trustee (or like position) of another organization, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of the Act (as presently in effect or hereafter amended) or this Agreement.

5.6. Duration of Rights; Amendment. The rights to indemnification provided by this Article V shall continue as to a person who has ceased to be a Manager or ceased to serve at the request of the Company as a director, manager, officer or trustee (or like position) of another organization and shall inure to the benefit of the heirs, executors and administrators of such a person. Each person who is or becomes a Manager of the Company or serves at the request of the Company as a director, officer or trustee of another organization shall be deemed to have served and/or to have continued to serve in such capacity in reliance on the rights to indemnification provided by this Article V. This Article V may be amended only so as to have a prospective effect.

ARTICLE VI.
CERTAIN TRANSACTIONS

6.1. Transactions with Interested Persons. Unless otherwise provided herein or entered into in bad faith, no contract or transaction between the Company and one or more of its Managers or Members, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Managers or Members have a financial interest or are directors, partners, members or officers, shall be voidable solely for such reason or solely because said Manager or Member was present or participated in the

authorization of such contract or transaction if the material facts as to the relationship or interest of said Manager or Member and as to the contract or transaction were disclosed or known to the Board of Managers and the contract or transaction was authorized by the Board of Managers without participation by any interested Manager, and no Manager or Member interested in such contract or transaction, because of such interest, shall be considered to be in breach of this Agreement or liable to the Company, any Member, or any other Person for any loss or expense incurred by reason of such contract or transaction or shall be accountable for any gain or profit realized from such contract or transaction.

6.2. Outside Transactions. Nothing in this Agreement or otherwise shall be construed to (i) prohibit any Manager or Member or any Affiliate of any Manager or Member from buying or selling securities for his or its own account or the account of others, including securities of the same issuers as those held (or proposed to be held) by the Company; or (ii) impose any duty on any Manager or Member or any Affiliate of any Manager or Member to present investment or other opportunities to the Company, other than as required under the ROFO Agreement and the Management Support Agreement.

6.3. Restriction on Purchase of Issuer Securities. Notwithstanding the foregoing provisions of this Article VI, no Member other than the Issuer shall, during any period in which it is a Member of the Company, purchase or otherwise acquire, directly or indirectly, any Subordinated Notes of the Issuer, other than as a result of an acquisition of Income Participating Securities of the Issuer.

6.4. Authorization, Approval of Certain Financing Transactions and Documents.

(a) The Members deem it appropriate and in the best interests of the Company to enter into, execute and consummate the transactions contemplated by, and to incur and perform its obligations under and take all actions contemplated by, each of the following documents: (i) the Credit Agreement to be dated as of November 18, 2004 by and among the Company, Bank of Montreal (the "Bank") in various capacities, the other lenders party thereto and Harris Nesbitt Corp. (the "Credit Agreement"); (ii) the promissory note or notes to be dated on or about November 18, 2004 and issued by the Company to one or more Lenders under the Credit Agreement (whether one or more such notes, the "Note"); (iii) the Pledge Agreement and Irrevocable Proxy between the Company and the Collateral Agent named therein to be dated on or about November 18, 2004 (the "Pledge Agreement"); (iv) the Collateral Agency and Intercreditor Agreement among the Company, the entities specified therein as Guarantors, the Lenders parties to the Credit Agreement, the Bank, as Administrative Agent and Collateral Agent, the Trustee named therein and the other secured parties signatories thereto to be dated on or about November 18, 2004 (the "Intercreditor Agreement"); (v) the Deposit and Disbursement Agreement among the Company, the Guarantors, the Bank, as Collateral Agent, the Trustee and the Depositary Bank named therein to be dated on or about November 18, 2004 (the "Depositary Agreement"); (vi) the 1992 ISDA Master Agreement (Multicurrency Cross-Border) between the Company and the Bank, to be dated on or about November 18, 2004, together with the Schedule and Confirmation relating thereto (the "F/X Swap" and, together with the Credit Agreement, the Note, the Pledge Agreement, the Intercreditor Agreement and the Depositary Agreement, collectively the "Transaction Documents"); (vii) any and all other agreements, letters, certificates, instruments or documents related to the Transaction Documents, including, without

limitation, the Agent/Arranger Fee Letter required under the Credit Agreement, each Request for Credit Extension required under the Credit Agreement and each Compliance Certificate required under the Credit Agreement (the "Ancillary Documents"); and the Members, by their signatures to this Agreement, do hereby authorize, approve and adopt, the Transaction Documents, each in substantially the respective form thereof presented to the Members (being in each case the respective draft thereof bearing draft date November 17, 2004).

(b) The Members hereby authorize, direct and empower any one of the Managers of the Company, or any officer, manager or other authorized employee of Manager LLC (each such Manager, and each such officer, manager or other authorized employee of Manager LLC, an "Authorized Person"), acting singly, to execute and deliver the Transaction Documents on behalf of and in the name of the Company, with such changes therein as in any such case such Authorized Person executing the same on behalf of the Company may approve, such execution to constitute conclusive evidence of such approval, together with any and all amendments, supplements, modifications, extensions, restatements, renewals, replacements, and any additional agreements, documents or instruments (including, without limitation, the Ancillary Documents) relating to the foregoing.

ARTICLE VII.
CAPITAL ACCOUNTS AND CONTRIBUTIONS

7.1. Capital Accounts. A separate capital account (a "Capital Account") shall be maintained for each Member in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv), and this Section 7.1 shall be interpreted and applied in a manner consistent with said Section of the Treasury Regulations. In accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f), the Company shall adjust the Capital Accounts of its Members to reflect revaluations of the Company property (including intangible assets such as goodwill) (any such adjustment, a "Book Up"), whenever it issues additional interests in the Company, whenever it redeems interests in the Company or whenever the adjustments would otherwise be permitted under such Treasury Regulations and determined by the Tax Matters Partner to be appropriate. In the event that the Capital Accounts of the Members are so adjusted, (i) the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(*g*) for allocations of depreciation, depletion, amortization and gain or loss, as computed for book purposes, with respect to such property and (ii) the Members' distributive shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to such property shall be determined so as to take account of the variation between the adjusted tax basis and book value of such property in the same manner as under Code Section 704(c). In the event that Code Section 704(c) applies to Company property, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(*g*) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to such property. With respect to any Contributions of property by the Existing Investors, the Company shall use the "traditional method" specified by Treasury Regulations Section 1.704-3(b). The Capital Accounts shall be maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any distributions to any Members in liquidation or otherwise.

7.2. Contributions, Generally. All contributions to the capital of the Company (each a "Contribution") and the opening balance of each Member's Capital Account shall be set forth on Schedule A, as amended from time to time. Except as expressly provided in this Agreement, no Member or Manager shall be entitled or required to make any contribution to the capital of the Company; however, the Company may borrow from its Members as well as from banks or other lending institutions to finance its working capital or the acquisition of assets upon such terms and conditions as shall be approved by the Managers, and any borrowing from Members shall not be considered Contributions or reflected in their Capital Accounts. The value of all non-cash Contributions made by Members shall be set forth on Schedule A. No Member shall be entitled to any interest or compensation with respect to his Contribution or any services rendered on behalf of the Company except as specifically provided in this Agreement or approved by the Board of Managers. No Member shall have any liability for the repayment of the Contribution of any other Member and each Member shall look only to the assets to the Company for return of his, her or its Contribution.

ARTICLE VIII.
ALLOCATIONS

8.1. Allocations. Subject to Sections 8.4 through 8.7, all items of income, gain, loss and deduction as determined for book purposes for each taxable year shall be allocated among the Members in such ratio or ratios as may be required to cause the balances of the Members' Economic Capital Accounts to equal, as nearly as possible, their Target Balances, consistent with the provisions of Section 8.8.

8.2. Allocation Provisions and Elections. Subject to the other provisions of this Agreement, any elections or other decisions relating to the allocations of items of income, gain, loss, deduction, credit or other tax matters shall be made by the Tax Matters Partner in any manner that reasonably reflects the purpose and intention of this Agreement. The determination by the Tax Matters Partner as to the value of the Company's assets as of the date of any Book-Up shall be final, conclusive and binding upon the Members in the absence of bad faith or manifest error.

8.3. Allocations to Transferred Membership Interests. If any Membership Interests in the Company are transferred, issued or redeemed during the year, all items of income, gain, loss, deduction and credit recognized by the Company for such year shall be allocated among the Members under the "closing of the books" method in the case of Common Membership Interests, or based on a pro rata daily allocation of accrued distributions, in the case of Class A or Class B Preferred Membership Interests, unless a majority of the Managers authorizes use of a different method. The transferee of any Membership Interests shall succeed to the portion of the Capital Account of the transferor attributable to such Membership Interests, unless otherwise agreed by the transferor, the transferee and the Company.

8.4. Qualified Income Offset. Any Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*) that causes or increases a deficit balance in his Capital Account, as adjusted pursuant to such Treasury Regulations, shall be allocated items of income and gain in

an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, such deficit balance as quickly as possible. This Section 8.4 is intended to comply with the alternate test for economic effect set forth in Treasury Regulations Section 1.704-l(b)(2)(ii)(*d*) and shall be interpreted and applied in a manner consistent therewith.

8.5. Nonrecourse Deductions. Nonrecourse Deductions shall be allocated to the holders of the Common Membership Interests in proportion to the number of their Common Membership Interests. For purposes of this Section 8.5, the term "Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

8.6. Company Minimum Gain Chargeback. Notwithstanding any other provisions of this Article VIII, in the event there is a net decrease in Company Minimum Gain (as defined below) during any Company fiscal year, the Members shall be allocated items of income and gain in accordance with Treasury Regulations Section 1.704-2(f). For purposes of this Article VIII, the term "Company Minimum Gain" has the same meaning as "partnership minimum gain" as set forth in Treasury Regulations Section 1.704-2(b)(2), and any Member's share of Company Minimum Gain shall be determined in accordance with Treasury Regulations Section 1.704-2(g)(1). This Section 8.6 is intended to comply with the minimum gain chargeback requirement of Treasury Regulations Section 1.704-2(f) and shall be interpreted and applied in a manner consistent therewith.

8.7. Member Nonrecourse Debt. Notwithstanding any other provisions of this Article VIII, to the extent required by Treasury Regulations Section 1.704-2(i), any items of income, gain, deduction and loss of the Company that are attributable to a nonrecourse debt of the Company that constitutes Member Nonrecourse Debt (as defined below) (including chargebacks of Member Nonrecourse Debt Minimum Gain) shall be allocated in accordance with the provisions of Treasury Regulations Section 1.704-2(i). For purposes of this Article VIII, the term "Member Nonrecourse Debt" has the same meaning as "partner nonrecourse debt" as set forth in Treasury Regulations Section 1.704-2(i)(4). This Section 8.7 is intended to satisfy the requirements of Treasury Regulations Section 1.704-2(i) (including the partner nonrecourse debt chargeback requirements) and shall be interpreted and applied in a manner consistent therewith.

8.8. Compliance with Code Section 704(b). The allocation provisions contained in this Article VIII are intended to comply with Code Section 704(b) and the Treasury Regulations promulgated thereunder and shall be interpreted and applied in a manner consistent therewith.

ARTICLE IX.
DISTRIBUTIONS

9.1. Distributions.

(a) Amount Available for Distribution. A majority of the Board of Managers, or, if applicable, the liquidating trustee, shall determine the amount available for distribution at any time, and shall have the authority to retain reasonable reserves to fund the expenses and other liabilities accrued or reasonably expected to be incurred by the Company including for any acquisitions or capital expenditures permitted under the Indenture and for deposits into a reserve

account to be used to stabilize distribution and fund acquisitions and other growth opportunities. Notwithstanding the foregoing, except as otherwise expressly provided herein, no amount shall be treated as available for distribution if, at the time of determination, any Membership Interests are required to be redeemed by the Company pursuant to this Agreement and have not been so redeemed.

(b) Ordinary Distributions. The Company shall, subject to the further provisions of this Section 9.1, make distributions to the Members in the following order of priority:

(i) First, to holders of Class A Preferred Membership Interests, pro rata in proportion to the number of Class A Preferred Membership Interests held by such holder, to the extent of any accrued but unpaid distributions provided for in Section 3.8(a)(i) hereof;

(ii) Second, to holders of Class B Preferred Membership Interests, pro rata in proportion to the number of Class B Preferred Membership Interests held by such holder, to the extent of any accrued but unpaid distributions provided for in Section 3.8(b)(i) hereof; and

(iii) Third, to holders of Common Membership Interests, pro rata in proportion to the number of Common Membership Interests held by such holder.

Notwithstanding the foregoing, no distribution shall be made to holders of Common Membership Interests except to the extent that the Issuer would be permitted under the Indenture to pay a dividend to holders of its outstanding stock in an amount equal to the distribution received by the Issuer, net of any reserves for taxes or other expenses incurred or expected to be incurred by the Issuer.

(c) Distributions upon a Capital Event. The Company shall, subject to the other provisions of this Section 9.1, distribute the net proceeds of a Capital Event to the Members in the following order of priority:

(i) First, to holders of Class A Preferred Membership Interests, pro rata in proportion to the number of Class A Preferred Membership Interests held by such holder, to the extent provided for in Section 3.8(a)(ii) hereof;

(ii) Second, to holders of Class B Preferred Membership Interests, pro rata in proportion to the number of Class B Preferred Membership Interests held by such holder, to the extent provided for in Section 3.8(b)(ii) hereof;

(iii) Third, to holders of Common Membership Interests, pro rata in proportion to the number of Common Membership Interests held by such holder.

(d) Withholding; Repayment by Issuer of 1446 Refund. Notwithstanding anything otherwise provided herein, except as set forth in this Section 9.1(d), any amount paid by the Company at any time and from time to time to United States or other federal, state or local

tax authority that is in the nature of a withholding tax with respect to the interest of any Member shall be treated as a distribution to such Member under this Section 9.1(d). Notwithstanding the foregoing or anything else in this Agreement to the contrary, amounts required to be withheld by the Company pursuant to Section 1446 of the Code in respect of the Issuer shall not reduce the amount otherwise distributable to the Issuer pursuant to Sections 9.1(b) or (c) hereof to the extent that the Issuer reasonably determines that it should be entitled to a refund (the "Anticipated Refund Amount") of such withholding tax upon the filing of its U.S. federal income tax return for the applicable taxable year. The Issuer and the Company shall cooperate in good faith to provide such information and assistance to each other as is necessary to reasonably estimate the Anticipated Refund Amount prior to the time that the Company is required to make any withholding pursuant to Section 1446 of the Code with respect to the Issuer. The Issuer shall make a Contribution to the Company equal to the Anticipated Refund Amount for each taxable year upon the earliest of (i) receipt of any refund of U.S. federal income tax for such year (including the application of such refund against a current tax liability and regardless of whether or not the amount of such refund equals the Anticipated Refund Amount), (ii) receipt of notification by the United States Internal Revenue Service that the Issuer has been denied a refund for such year, or (iii) ten (10) months after the end of the taxable year with respect to which the withholding was made.

9.2. No Limitation. The provisions of this Article IX shall not be construed to limit the power and authority of the Board of Managers to admit additional Members and issue additional Membership Interests pursuant to Section 3.2, which issuance shall require the approval of a majority of the Board of Managers.

9.3. Compliance with Law. Notwithstanding anything to the contrary in this Agreement, the Company shall not make any distributions to the extent such distributions would violate the Act or other applicable law.

ARTICLE X.
TRANSFERS OF INTERESTS

10.1. General Restrictions on Transfer. No Member may give, sell, assign, transfer, exchange or otherwise dispose of any Membership Interests (each such activity a "Transfer") except as provided in this Article X. A pledge or the grant of a security interest in Membership Interests to secure a loan made by an unaffiliated third-party lender and the subsequent foreclosure of such security interest by the holder of that loan shall not constitute a "Transfer."

The Company and its Members and Managers shall be entitled to treat the record owner of Membership Interests as the absolute owner thereof in all respects, and shall incur no liability for distributions of cash or other property made in good faith to such owner until, subject to compliance with this Article X, such time as a written assignment of such Membership Interests has been received and accepted by the Board of Managers and recorded on the books of the Company.

10.2. Permitted Transfers. Subject to the requirements of Section 10.3, but without compliance with Section 10.4, a Member's Membership Interests may be transferred from time

to time (i) to the successor to such Member by way of merger, consolidation, or sale of all or substantially all of such Member's assets, or (ii) to an Affiliate of a Member or (iii) with the prior written consent of the Members. For purposes of this Agreement, an "Affiliate" of any person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the first mentioned person. An Affiliate of an investment vehicle shall also include any other investment vehicle that is managed or advised by the same person or by an Affiliate of said person, and any stockholders, members or partners of such investment vehicle. A Person shall be deemed to control another Person if such first Person possesses directly or indirectly the power to direct, or cause the direction of, the management and policies of the second Person, whether through the ownership of voting securities, by contract or otherwise or if such Person has the right to receive more than fifty percent (50%) of the profits of a corporation, partnership or limited liability company.

10.3. Requirements for Transfer. Every Transfer permitted hereunder, including Transfers permitted by Section 10.2, shall be subject to the following requirements:

(a) The transferee shall establish that the proposed Transfer will not cause or result in a breach of any agreement binding upon the Company or any violation of law, including, without limitation, federal, state, provincial or territorial securities laws, and that the proposed Transfer would not cause or require (i) the Company to be an investment company as defined in the Investment Company Act of 1940, as amended or (ii) the registration of the Company's securities under federal, state, provincial or territorial securities laws;

(b) The transferee shall establish to the satisfaction of the Board of Managers that the transferee is financially responsible and of good character and that the proposed Transfer would not adversely affect the classification of the Company as a partnership or other non-taxable or disregarded entity for U.S. federal income tax purposes; and

(c) The transferee shall execute a counterpart of this Agreement and such other documents or instruments as may be required by the Board of Managers to reflect the provisions hereof, and the transferred Membership Interests shall continue to be subject to all restrictions under this Agreement.

Until the foregoing requirements are met, the Company need not recognize the transferee for any purpose under this Agreement, and the transferee shall be entitled only to the rights of a transferee who is not a Member under the Act.

10.4. Co-Sale Option.

(a) In the event that a Member (the "Offeree") receives a written offer (an "Offer") made in good faith by a third party, not including any Affiliate of the Company or the Offeree, (the "Offeror") to purchase Membership Interests which constitute 20% or more of the Membership Interests held by the Offeree, each of the Members that are Existing Investors shall have the right, subject to the requirements of Section 10.3, to participate in the Offer on the terms and conditions herein stated (the "Co-Sale Option"). The Offeree shall deliver copies of the Offer to each of the Members and to the Board of Managers. The Co-Sale Option shall be exercisable by a Member that is an Existing Investor upon written notice to the Offeree within

thirty (30) days after such Member receives the Offer from the Offeree (the "Offer Receipt Date").

(b) Each of the Members that are Existing Investors shall have the right to sell a portion of its Membership Interests to the Offeree in an amount up to the product obtained by multiplying (i) the total number of Membership Interests subject to the Offer by (ii) a fraction, the numerator of which is the total number of Common Membership Interests owned by such Member on the Offer Receipt Date, and the denominator of which is the total number of Common Membership Interests then held by all Members that are Existing Investors on the Offer Receipt Date. To the extent one or more Members elect not to sell, or fail to exercise their right to sell, the full amount of such Membership Interests which they are entitled to sell pursuant to this Section 10.4, the rights of the other Members to sell Membership Interests shall be increased proportionately (based upon the number of Common Membership Interests held by Members electing to participate in the sale pursuant to Section 10.4) and such other Members shall have an additional five (5) days from the date upon which they are notified of such election or failure to exercise in which to increase the number of Membership Interests to be sold by them hereunder.

(c) Within ten (10) days after the date by which the Members were first required to notify the Offeree of their intent to participate, the Offeree shall notify each participating Member of the number of Membership Interests held by such Member that will be included in the sale and the date on which the Offer will be consummated, which shall be no later than the later of (i) thirty (30) days after the date by which the Members were required to notify the Offeree of their intent to participate and (ii) ten (10) days after the satisfaction of any governmental approval or filing requirements, if any.

(d) Each of the Members electing to participate may effect his participation in any Offer hereunder by delivery to the Offeror, or to the Offeree for delivery to the Offeror, of one or more instruments for transfer, together with executed copies of any purchase agreement or related documents that (i) accompanied the original Offer Notice and (ii) are also executed by the Offeree. At the time of consummation of the Offer, the Offeror shall remit directly to each Member that portion of the sale proceeds to which such Member is entitled by reason of his participation therein.

(e) In the event that the Offer is not consummated within the period required by subsection (c) hereof or the Offeror fails timely to remit to each Member his portion of the sale proceeds, the Offer shall be deemed to lapse, and any Transfers of Membership Interests pursuant to such Offer shall be deemed to be in violation of the provisions of this Agreement unless the Offeree once again complies with the provisions of this Section 10.4 with respect to such Offer.

10.5. Drag-Along Rights.

(a) In connection with any proposed Sale Event (and subject to Section 3.3(d)(ii)), the Members shall be obligated to, and shall upon the written request of the Members holding at least a majority interest in the outstanding Class A Preferred Membership Interests and Common Membership Interests not held by the Existing Investors (a "Majority Interest"): (i) sell, Transfer and deliver, or cause to be sold, transferred and delivered, to the Third Party

Buyer a pro rata portion of, his, her or its Common and/or Class A or B Preferred Membership Interests (as the case may be) on substantially the same terms applicable to the Majority Interest; and (ii) execute and deliver such instruments of conveyance and transfer and take such other action, including voting such Membership Interests in favor of any Sale Event proposed by a Majority Interest and executing any purchase agreements, merger agreements, indemnity agreements, escrow agreements or related documents, as such Majority Interest or the Third-Party Buyer may reasonably require in order to carry out the terms and provisions of this Section 10.5 (the "Drag-Along Right").

(b) Not less than fifteen (15) days prior to the date proposed for the consummation of such Sale Event, the Majority Interest shall give notice to the Members, setting forth in reasonable detail the name or names of the Third Party Buyer, the terms and conditions of the Sale Event, including the purchase price and the proposed closing date.

10.6. Liquidity Rights of Existing Investors. Each holder of Existing Investor Interests shall have the right (the "Liquidity Right"), exercisable at any time and from time to time and subject to the limits described below, to request the Company to purchase for cancellation, all or any portion of the Existing Investor Interests owned by it. The terms and conditions applicable to such Liquidity Right shall be as follows:

(a) Upon delivery of a notice by a holder of Existing Investor Interests (the "Liquidity Notice") to the Company requesting the Company to purchase, for cancellation, all or a portion of such holder's Existing Investor Interests (the "Subject Interests"), the Company shall use its best efforts to secure the necessary funds through an equity financing to enable it to purchase such interests.

(b) The repurchase of the Subject Interests will occur on such date (the "Completion Date") as is specified by the holder of the Subject Interests (provided such date shall not be prior to the 30th day following receipt by the Company of the Liquidity Notice), unless the Company has been unable, after utilizing its best efforts, to complete or cause the completion of an equity financing on the Completion Date on terms acceptable to the Managers who are independent of the Existing Investors and their Affiliates, acting reasonably, to secure the necessary funds to enable the Company to purchase the Subject Interests. The Company may only finance repurchases of Existing Investor Interests pursuant to the exercise of the Liquidity Right by issuing additional equity securities which, in the case of any such equity securities not issued to the Issuer, shall be entitled to distributions and payments in liquidation subordinate to the Class A Preferred Membership Interests.

(c) In connection with any exercise by the Existing Investors of the Liquidity Right, the Issuer shall use its best efforts to effect an offering of IPSs or its equity securities on terms acceptable to the directors of the Issuer, in order to provide equity funding to the Company for the repurchase of the Subject Interests on the Completion Date. The Issuer's best efforts shall include effecting such offering as soon as reasonably practicable. To the extent that the Issuer issues IPSs or equity in connection with the exercise of the Liquidity Right, it shall contribute the net proceeds of such offering to the Company in a timely manner in exchange for equity securities of the Company that provide substantially similar economic benefits to the Issuer as the securities issued by the Issuer to finance the repurchase.

(d) The amount which shall be paid by the Company for the purchase of each Subject Interest will be equal to the fair market value of the Subject Interest at the time of the purchase, determined as follows: (i) in the event that all or a portion of the funds utilized by the Company for the purchase of the Subject Interests are funded through a sale of IPSs, the net proceeds received by the Issuer from the sale of each such IPS, or (ii) in the event that none of the funds utilized by the Company for the purchase of the Subject Interests are funded through a sale of IPSs, the net proceeds that would have been received by the Issuer per IPS if IPSs had been sold to fund the repurchase. In the event that clause (ii) applies, the net proceeds that would have been received by the Issuer per IPS shall be deemed to be equal to (a) the Estimated Gross Proceeds less the Estimated Offering Costs, divided by (b) the Assumed Number of IPSs. The reasonable costs directly attributable to raising funds necessary to finance a purchase of Subject Interests, including determining the price at which the Subject Interests will be redeemed, will be borne by the holder of such Subject Interests.

(e) The Issuer shall keep the Existing Investors reasonably informed about the progress of the offering and will not agree to the terms or price of any sale of IPSs or equity securities without first consulting with the Existing Investors.

(f) Each Existing Investor shall have the right at any time to (i) reduce the amount of Subject Interests requested to be repurchased; or (ii) withdraw in full its request to have the Subject Interests repurchased; provided that if an Existing Investor exercises such a withdrawal in full, it shall be obligated to pay its pro rata share of any expenses of the Issuer relating to any related offering of IPSs or equity securities through the date of withdrawal.

(g) For a period of two (2) years from the date of Closing of the Offering, the Existing Investors may not exercise the Liquidity Right to the extent that the exercise of such right would result in the Existing Investors owning a number of Common Membership Interests of the Company that is less than 10% of the Common Membership Interests of the Company outstanding at the time of Closing. The Liquidity Right may not be exercised in respect of Subject Interests that would result in less than $10 million of proceeds to the Existing Investors so long as the Existing Investors receiving proceeds from any exercise of the Liquidity Right would have been considered to form part of a control block of the Issuer (as defined in the *Securities Act* (Ontario)) if the Existing Investor Interests were considered to be IPSs. In any year, the Issuer shall not be required to complete more than two (2) prospectus offerings at the initiative of the holders of the Existing Investor Interests pursuant to a long form prospectus or more than four (4) prospectus offerings at the initiative of the holders of the Existing Investor Interests pursuant to a short form prospectus in order to satisfy the Liquidity Right. For the purposes of this Section 10.6(g), (A) prospectus offerings completed pursuant to Section 10.6(h) below and (B) any Liquidity Notice that is fully withdrawn pursuant to Section 10.6(f)(ii) above will not count as offerings undertaken at the initiative of the holders of the Existing Investor Interests and will not count within the limit described in the immediately preceding sentence.

(h) In the event that the Company determines to enter into an agreement to sell additional Common Membership Interests and Class A Preferred Membership Interests to the Issuer other than pursuant to the exercise by the Existing Investors of the Liquidity Right, the Company is required to provide written notice to the Existing Investors as soon as practicable following any such determination. In such event, each Existing Investor shall be entitled to

deliver a Liquidity Notice within five (5) business days of the receipt of any such notice. However, notwithstanding the requirement that the Company use its best efforts to secure the necessary funds to repurchase the Subject Interests specified in such Liquidity Notice, treasury issuances in connection with the financing initially contemplated by the Company will take priority over treasury issuances necessary to satisfy the repurchase of Subject Interests specified in the Liquidity Notice. The repurchase of Subject Interests specified in such Liquidity Notice shall occur on the closing of the financing transaction.

(i) In the event of an indirect change of control of the Company through any purchase of 20% or more of the Common Membership Interests (including Common Membership Interests forming part of IPSs) of the Issuer by any single purchaser and/or any other purchasers acting jointly or in concert with such purchaser, the Existing Investors shall be entitled to immediately exercise the Liquidity Right for the full amount of the Existing Investor Interests outstanding and the Company will be unconditionally obligated to purchase the Existing Investor Interests for an amount per Existing Investor Interest equal to the fair market value at the time of exercise (determined by reference to the event giving rise to the change of control).

10.7. Effect of Transfer.

(a) Upon the admission of a transferee as a Member in accordance with the terms hereof, or if the transferee is already a Member, the Member transferring his Membership Interests shall be relieved of liability with respect to the transferred Membership Interests arising or accruing under this Agreement on or after the effective date of the Transfer, unless the transferor affirmatively assumes such liability; provided, however, that the transferor shall not be relieved of any liability with respect to the transferred Membership Interests arising or accruing under this Agreement for prior distributions and unpaid Contributions, if any, unless the transferee affirmatively assumes such liabilities.

(b) Any person who acquires in any manner any Membership Interests, whether or not such person has accepted and assumed in writing the terms and provisions of this Agreement, or been admitted as a Member, shall be deemed by the acquisition of such Membership Interests to have agreed to be subject to and bound by all of the provisions of this Agreement with respect to such Membership Interests, including, without limitation, the provisions hereof with respect to any subsequent transfer of such Membership Interests.

10.8. Prohibited Transfers. Any transfer in violation of any provisions of this Agreement shall be null and void and ineffective to transfer any Membership Interests and shall not be binding upon or be recognized by the Company, and any such transferee shall not be treated as or deemed to be a Member for any purpose. In the event that any Member shall at any time Transfer Membership Interests in violation of any of the provisions of this Agreement, the Company and the other Members, in addition to all rights and remedies at law and equity, shall have and be entitled to an order restraining or enjoining such transaction, it being expressly acknowledged and agreed that damages at law would be an inadequate remedy for a Transfer in violation of this Agreement.

10.9. Transferees Rights to Appoint Managers. Notwithstanding anything contained in this Agreement to the contrary, in connection with the Transfer of all of a Member's Common

Membership Interests in accordance with the terms of this Agreement, any rights such transferring Member has with respect to the nomination, appointment, election or removal of a Manager shall be transferred to the transferee of such Common Membership Interests.

ARTICLE XI.
ACCOUNTING AND TAX MATTERS

11.1. Books and Records. Any Member shall have the right at reasonable times to inspect the books and records of the Company.

11.2. Bank Accounts. The Company may maintain a bank account or bank accounts at such bank or trust company located within or without the State of Delaware as the Managers shall from time to time determine. All bank accounts shall be kept in the name of the Company and all checks, bills, notes, drafts or other instruments shall require the signature of such individuals as the Managers may from time to time determine.

11.3. Tax Returns. The Managers shall cause to be prepared and filed all necessary federal and state income tax returns for the Company in advance of the date such returns are required to be filed each year, including any extensions thereof. The Managers shall make reasonable efforts to furnish to all Members such information as may be needed to permit Members to file their federal income tax returns and any required state income tax returns within seventy-five (75) days after the end of each taxable year of the Company, and in any event shall furnish such information within ninety (90) days after the end of each fiscal year unless prevented from doing so as a result of the Company's failure to receive necessary information from one or more entities in which it owns an interest but for which it does not control, directly or indirectly, the preparation of tax returns. Each Member shall furnish to the Managers all pertinent information in such Member's possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

11.4. Tax Elections. Except as otherwise provided in this Agreement, all material elections required or permitted to be made by the Company under the Code shall be made in the manner determined by the Tax Matters Partner (in its sole discretion); provided, however, that the Tax Matters Partner shall cause the Company to have in effect at all times when permitted by law an election under Section 754 of the Code.

11.5. Tax Matters Partner. The Issuer shall be the "tax matters partner" of the Company for purposes of Section 6231(a)(7) of the Code (the "Tax Matters Partner").

11.6. Tax Treatment of Income from Real Property. The Issuer shall have in effect at all time during which it is member of the Company (and during which the Company has more than one member for tax purposes) an election under Section 882(d) of the Code to treat any income realized by it from real property located in the United States, including the Issuer's share of any such income derived by the Company, as income which is effectively connected with the conduct of a trade or business within the United States. The Issuer shall provide the Company with a duly completed Form W-8ECI and any successor forms or other additional documentation as may be necessary to enable the Company to treat the Issuer's share of any such income as

effectively connected with a U.S. trade or business for any applicable U.S. withholding tax purposes.

ARTICLE XII.
DISSOLUTION

12.1. Dissolution. The Company shall be dissolved and its affairs shall be wound up upon, but not before, the first to occur of the following (each, a "Dissolution Event"): (a) the affirmative vote or written consent of all of the Members or (b) when required by law.

12.2. Final Accounting. Upon a Dissolution Event, the Managers shall make an accounting of the accounts of the Company, the accounts of the Members and of the Company's assets, liabilities, income and expenses, and a copy of such accounting shall be furnished to the Members within sixty (60) days after said Dissolution Event. The Managers shall appoint one or more Persons (which may be Members and/or Managers) to act as "Liquidators". The duties of the Liquidators may be delegated to a bank or other Person or firm having experience in liquidating assets of the type owned by the Company.

12.3. Liquidation and Distribution.

(a) Upon dissolution of the Company, the Liquidators shall cause its affairs to be wound up and its assets liquidated as promptly as is consistent with obtaining the greatest consideration for such assets. The proceeds of such liquidation shall be distributed in the order set forth below:

(i) first, to the payment and discharge of all the debts, obligations and liabilities of the Company in the manner and order of priority as provided by law;

(ii) second, to the establishment of any reserves that the Liquidators determine will be required to meet Company costs and expenses theretofore incurred, or for which the Company may become responsible; such reserves to be placed in the hands of an escrow agent (or other Person as may be determined by the Liquidators) for such period of time (the "Escrow Period") and upon such terms and conditions as the Liquidators shall determine; and

(iii) third, to the Members as provided in Section 9.1(c) hereof.

(b) At the expiration of the Escrow Period the assets comprising the balance of the reserves shall be distributed in the order set forth in Section 9.1(c) hereof.

12.4. Indemnification of Liquidators. The Liquidators shall be indemnified and held harmless by the Company from and against any and all claims, demands, liabilities, costs, damages and causes of action of any nature whatsoever arising out of or incidental to the Liquidators' taking of any action authorized under or within the scope of this Article XII, provided that any such action does not constitute gross negligence or willful misconduct.

12.5. Non-recourse to Members. Except as may be otherwise provided in this Agreement and by applicable law, the Members shall look solely to the assets of the Company for the return of their invested capital and, if the property or proceeds therefrom remaining after payment or discharge of the debts, obligations and liabilities of the Company is insufficient for that purpose, no Member shall have any recourse therefor against the Managers or against any of the other Members.

12.6. Valuation of Property. In the event that the Liquidators determine that it is necessary or desirable to make any distribution of Company property in kind, such property shall be transferred and conveyed to the Members so as to vest in each Member a portion of said property equal to such Member's interest in distributions from the Company pursuant to Section 12.3(a) hereof. The valuation of such property shall be made in good faith by the Liquidators taking into consideration such other factors as the Liquidators deem relevant.

12.7. Termination. Upon completion of the application of the Company's assets (or the proceeds therefrom) pursuant to this Article XII, the process of winding-up shall be completed, and the Liquidators shall have the authority to execute and file the Certificate of Cancellation canceling the Certificate of the Company, as well as any and all other documents required to effectuate the termination of the Company.

ARTICLE XIII.
GENERAL PROVISIONS

13.1. Notices. Any notice or other communication under this Agreement shall be in writing and sufficient if delivered personally, sent by telecopy, sent by registered or certified mail, postage prepaid, or sent by nationally recognized overnight courier service, as follows:

If to the Company:

Atlantic Power Holdings, LLC
c/o Atlantic Power Management, LLC
200 Clarendon Street
55th Floor
Boston, MA 02117

Attention: Barry Welch
Fax No.: (617) 531-6369

If to any of the Members:

To the address set forth opposite the name of such Member on the signature page hereto or the counterpart signature page hereto executed by such Member.

Any of the addresses referred to above may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be

deemed received (a) on the date of delivery, if hand delivered, (b) on the date that confirmation of receipt is received, if delivered by facsimile and (c) one day after the date of deposit with the courier service, if sent by a nationally recognized overnight courier service.

13.2. Entire Agreement; Amendments. This Agreement contains the entire agreement among the parties with respect to the subject matter of this Agreement, and supersedes each course of conduct previously pursued or acquiesced in, and each oral or written agreement or representation previously made, by any of the parties with respect thereto, whether or not relied or acted upon. No course of performance or other conduct subsequently pursued or acquiesced in, and no oral agreement or representation subsequently made, by any of the parties hereto, whether or not relied or acted upon, and no usage of trade, whether or not relied or acted upon, shall amend this Agreement or impair or otherwise affect any party's obligations pursuant to this Agreement or any rights and remedies of a party hereto pursuant to this Agreement. No amendment or modification to this Agreement (with the exception of amendments to Schedule A hereto made pursuant hereto) shall be effective without the consent of all Members.

13.3. Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

13.4. Headings. The headings in this Agreement are for convenience only and shall not be used to interpret or construe any provision of this Agreement.

13.5. Waiver. No failure of a party hereto to exercise, and no delay by a party hereto in exercising, any right or remedy under this Agreement shall constitute a waiver of such right or remedy. No waiver by a party hereto of any such right or remedy under this Agreement shall be effective unless made in a writing duly executed by all parties hereto.

13.6. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. However, if any provision of this Agreement shall be prohibited by or invalid under such law, it shall be deemed modified to conform to the minimum requirements of such law or, if for any reason it is not deemed so modified, it shall be prohibited or invalid only to the extent of such prohibition or invalidity without the remainder thereof or any other provision of this Agreement being prohibited or invalid. To the extent permitted by applicable law, the parties hereby waive any provision of law which may render any provision hereof void or unenforceable in any respect.

13.7. Binding; Assignment; No Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of all parties hereto and each of the permitted successors and permitted assignees of the parties hereto; provided that, no right or obligation of a Member under this Agreement may be assigned by such Member to another Person without first obtaining the written consent of the Managers (which consent may be given or withheld in the sole discretion of the Managers). Any purported assignment in violation of this Section 13.7 shall be null and void. Except for the provisions of Article V hereof with respect to a Manager's serving at the request of the Company as a director, manager, officer or trustee (or like position) of another organization, nothing in this Agreement shall be deemed to create or to grant to any

Persons other than the Members and the Company any third party beneficiary rights, claims, causes of action of any kind or nature against any of the parties hereto.

13.8. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

13.9. Governing Law. This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of Delaware, without regard to principles of conflict of laws.

IN WITNESS WHEREOF, the Person signing this Agreement below conclusively evidences its agreement to the terms and conditions of this Agreement by so signing this Agreement.

ATLANTIC POWER CORPORATION

"Barry Welch"

By: ______________________________

Name: Barry E. Welch
Title: President and CEO

Atlantic Power Management, LLC

[Signature Page to Amended and Restated Limited Liability Company]

SCHEDULE A

Member	Capital Contribution	COMMON MEMBERSHIP INTERESTS
ATLANTIC POWER CORPORATION	$100	1

LIBC/2032931.10

MANAGEMENT AGREEMENT

Between

ATLANTIC POWER MANAGEMENT, LLC

- and -

ATLANTIC POWER HOLDINGS, LLC

- and -

ATLANTIC POWER CORPORATION

MADE AS OF THE 10th DAY OF NOVEMBER, 2004

TABLE OF CONTENTS

MANAGEMENT AGREEMENT

THIS AGREEMENT made as of the 10th day of November, 2004.

B E T W E E N:

ATLANTIC POWER MANAGEMENT, LLC, a limited liability company existing under the laws of the State of Delaware,

(the "**Manager**")

- and -

ATLANTIC POWER HOLDINGS, LLC, a limited liability company existing under the laws of the State of Delaware,

("**Atlantic Holdings**")

- and -

ATLANTIC POWER CORPORATION, a corporation existing under the laws of the Province of Ontario.

(the "**Issuer**")

WHEREAS Atlantic Holdings wishes to retain the Manager to provide managerial and administrative services to Atlantic Holdings and its subsidiaries;

AND WHEREAS the Issuer wishes to retain the Manager to provide certain managerial and administrative services to the Issuer;

AND WHEREAS Atlantic Holdings, the Issuer and the Manager have agreed to enter into this Agreement pursuant to which the Manager will, subject to the terms, conditions and limitations herein set forth, provide management and administrative services to Atlantic Holdings and its subsidiaries and the Issuer, as described herein;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, and other good and valuable consideration, the sufficiency of which is hereby acknowledged by each of the Parties to this Agreement, the Parties agree as follows:

ARTICLE 1 – DEFINITIONS AND SCHEDULES

1.01 Definitions

As used herein, the following terms shall have the meanings set forth below:

(a) "**Acquisition Increment**" has the meaning ascribed thereto in Section 3.02;

(b) "**Adjustment Month**" has the meaning ascribed thereto in Section 3.03;

(c) "**Additional Information**" has the meaning ascribed thereto in Section 5.06;

(d) "**affiliate**" has the meaning ascribed thereto in Ontario Securities Commission Rule 45-501 – Exempt Distributions;

(e) "**Agreement**" means this Management Agreement, as amended or supplemented from time to time in accordance with the provisions hereof;

(f) "**Annual Budget**" means the management and administration budget for each Fiscal Year of Atlantic Holdings and the Issuer, as described in Section 2.08;

(g) "**Annual Distributable Cash Forecast**" means the annual forecast for the Issuer's and Atlantic Holdings' distributable cash prepared by the Manager for any Fiscal Year and broken down on a monthly basis;

(h) "**associate**" has the meaning ascribed thereto in the *Securities Act* (Ontario), as amended from time to time;

(i) "**Applicable Laws**" means all laws, rules, regulations, codes, by-laws, statutes, ordinances, directives and orders, in effect from time to time, of all Governmental Authorities having jurisdiction with respect to Atlantic Holdings, the Issuer and their respective affiliates in connection with the conduct of the Business, including the ownership, development, construction, maintenance and operation of the Projects, and any of their respective assets or properties;

(j) "**ArcLight**" means ArcLight Capital Partners, LLC;

(k) "**Atlantic Holdings**" has the meaning ascribed thereto in the Recitals;

(l) "**Atlantic Holdings Claims**" has the meaning ascribed thereto in Section 7.02;

(m) "**Atlantic Holdings Event of Default**" has the meaning ascribed thereto in Section 9.01(a);

(n) "**Atlantic Holdings Indemnitees**" has the meaning ascribed thereto in Section 7.02;

(o) "**Atlantic Holdings LLC Agreement**" means the Limited Liability Company Agreement of Atlantic Holdings to be entered into among the Issuer, the Existing Investors and Atlantic Holdings in connection with the Closing;

(p) "**Base Fee**" means the Initial Base Fee, as adjusted from time to time pursuant to the provisions of Article 3;

(q) "**Business**" means the business of Atlantic Holdings and the Issuer consisting primarily of the direct and indirect ownership, management, operation and leasing of assets and property in connection with the generation, transmission, distribution, purchase and sale of electricity and thermal energy, together with

investments and other direct or indirect rights in Persons involved in such business and all activities ancillary or incidental to any of the foregoing;

(r) "**Business Day**" means any day, other than a Saturday, Sunday or a day on which the principal chartered banks located in the Province of Ontario or the State of Massachusetts are not open for business during normal banking hours;

(s) "**Claims**" has the meaning ascribed thereto in Section 7.01;

(t) "**Closing**" means the closing of the initial public offering of the Issuer;

(u) "**Common Shares**" means a common share outstanding in the capital of the Issuer;

(v) "**Confidential Information**" has the meaning ascribed thereto in Section 5.07;

(w) "**CPI**" means the U.S. consumer price index (All Items; not seasonally adjusted) as published from time to time by the Bureau of Labor Statistics of the U.S. Department of Labour, or any successor agency; or if such index ceases to be published, such similar substitute index as is mutually agreed to by the Parties;

(x) "**Dispute**" has the meaning ascribed thereto in Section 11.01;

(y) "**Documents**" means, collectively, the Project Contracts, the Project Consents, all other contracts to which Atlantic Holdings, its subsidiaries or the Issuer is or becomes a party and any other agreements, certificates or instruments delivered pursuant to such documents;

(z) "**Effective Date**" means the 10th day of November, 2004;

(aa) "**Emergency Powers**" has the meaning ascribed thereto in Section 2.13;

(bb) "**Environmental Laws and Regulations**" means all environmental, health and safety laws, regulations, by-laws, resolutions and ordinances applicable to Atlantic Holdings or the Issuer, affiliates of Atlantic Holdings or the Issuer, or any of their respective assets or properties, including without limitation (i) all regulations, resolutions, ordinances, decrees, guidelines, standards, policies and other similar documents and instruments of all Governmental Authorities, and (ii) all laws, by-laws, regulations, resolutions, ordinances, guidelines, standards, policies and decrees relating to natural and human environmental matters (including air, land, surface water, ground water and real and personal property), public or occupational health and safety, and the manufacture, importation, handling, transportation, storage, disposal and treatment of a Hazardous Substance;

(cc) "**Existing Investor Interests**" means the common membership interests and Class B preferred membership interests issued by Atlantic Holdings to the Existing Investors on Closing;

(dd) "**Existing Investors**" means Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC;

(ee) "**Expenses**" has the meaning ascribed thereto in Section 3.04;

(ff) "**Experts**" has the meaning ascribed thereto in Section 5.04(b);

(gg) "**Fiscal Year**" means the initial period from the Effective Date up to and including December 31, 2004, and thereafter, means each 12-month period beginning January 1 and ending December 31 of each year;

(hh) "**Force Majeure**" means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the Party claiming Force Majeure and which, notwithstanding the exercise of commercially reasonable efforts, the Party claiming the Force Majeure is unable to prevent its occurrence or mitigate its effects, and which thus causes a delay or disruption in the performance of any obligation (other than the obligation to pay monies due) imposed on such Party hereunder. Subject to the foregoing, Force Majeure shall include, without limitation, strikes, lock-outs, work stoppages, work slow-downs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, acts of war (whether declared or undeclared), threat of war, actions of terrorists, blockade, riot, insurrection, civil commotion, public demonstrations, revolution, sabotage or vandalism, acts of God, laws, rules, regulations, orders, directives or restraints issued or imposed by any regulatory agency or Governmental Authority, and inability to obtain, maintain or renew or delay in obtaining, maintaining or renewing necessary permits or approvals from any regulatory agency or Governmental Authority; provided, however, that a Party's own lack of funds or other financial problems shall not constitute "Force Majeure" in respect of such Party;

(ii) "**GAAP**" has the meaning ascribed thereto in Section 1.04;

(jj) "**Governmental Authority**" means any court or governmental department, commission, board, bureau, agency, or instrumentality of the United States or Canada, or of any state, province, territory, county, municipality, city, town or other political jurisdiction whether domestic or foreign and whether now or in the future constituted or existing;

(kk) "**Hazardous Substance**" means any substance, product, waste, pollutant, material, chemical, contaminant, dangerous good, constituent or other material which is or becomes listed, regulated, or addressed under any Environmental Laws and Regulations, including asbestos, lead, petroleum and polychlorinated biphenyls;

(ll) "**Incentive Fee**" has the meaning ascribed thereto in Section 3.05;

(mm) "**Indemnified Party**" has the meaning ascribed thereto in Section 7.03;

(nn) "**Indemnifying Party**" has the meaning ascribed thereto in Section 7.03;

(oo) "**Indenture**" means the subordinated note indenture to be entered into in connection with the initial public offering of the Issuer between, among others, the Issuer, Atlantic Holdings, Onondaga Cogeneration L.P. and Computershare Trust Company of Canada as trustee, as the same may be amended from time to time;

(pp) "**Initial Base Fee**" has the meaning ascribed thereto in Section 3.01;

(qq) "**Initial Term**" has the meaning ascribed thereto in Section 8.01;

(rr) "**IPS**" means the income participating securities of the Issuer outstanding at any time, with each IPS representing (a) one Common Share, and (b) Cdn$5.767 aggregate principal amount of Subordinated Notes, as adjusted from time to time;

(ss) "**IPS Holders**" means the holders, from time to time, of one or more IPSs;

(tt) "**Issuer**" means Atlantic Power Corporation;

(uu) "**Issuer Event of Default**" has the meaning ascribed thereto in Section 9.01(b);

(vv) "**Management Support Agreement**" has the meaning ascribed thereto in Section 6.03;

(ww) "**Manager**" has the meaning ascribed thereto in the Recitals;

(xx) "**Manager Indemnitees**" has the meaning ascribed thereto in Section 7.01;

(yy) "**Material Budget Deviation**" means any change in or deviation from the then current Annual Budget, where such change or deviation is anticipated by the Manager to cause an increase in costs and expenses of greater than 10% above the aggregated costs and expenses set forth in such Annual Budget in respect of the current Fiscal Year;

(zz) "**Material Distributable Cash Forecast Deviation**" means any change in or deviation from the then current Annual Distributable Cash Forecast, where such change or deviation is anticipated by the Manager to cause a decrease in distributable cash of the Issuer or Atlantic Holdings of greater than 10% from the distributable cash set forth for any month in the Annual Distributable Cash Forecast in respect of the current Fiscal Year;

(aaa) "**Manager Event of Default**" has the meaning ascribed thereto in Section 9.01(c);

(bbb) "**Parties**" means the Manager, Atlantic Holdings and the Issuer, and "**Party**" means any one of them;

(ccc) "**Person**" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds,

business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof;

(ddd) "**Projects**" means the 15 power generation projects in which Atlantic Holdings will acquire indirect interests upon Closing and any future power projects or other investments acquired directly or indirectly by the Issuer or Atlantic Holdings;

(eee) "**Project Consents**" means all permits, by-laws, licences, waivers, exemptions, consents, certificates, authorizations, approvals, rights, rights of way and entitlements and the like which are required from any Governmental Authority or any other Person (including under all applicable Environmental Laws and Regulations) in respect of, or which are in any way material to, the ownership, development, construction, maintenance, operation, use or enjoyment of all or any part of the Projects;

(fff) "**Project Contracts**" means all agreements relating to the Projects to which Atlantic Holdings or an affiliate of Atlantic Holdings is a party;

(ggg) "**Project Holding Entities**" means Teton Power Funding, LLC, Epsilon Power Funding, LLC and Umatilla Power Funding, LLC;

(hhh) "**Project Operating Entities**" means the limited partnerships, corporations or other entities that directly own the Projects;

(iii) "**Prospectus**" means the final prospectus of the Issuer dated November 10, 2004, relating to an initial public offering of IPSs filed with the Qualifying Authorities and includes any amendment to such final prospectus;

(jjj) "**Qualifying Authorities**" means the securities commission or similar regulatory authority in each of the provinces and territories of Canada;

(kkk) "**Quarterly Operating Report**" has the meaning ascribed thereto in Section 2.10

(lll) "**Renewal Term**" has the meaning ascribed thereto in Section 8.02;

(mmm) "**Securities Laws**" means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws, together with applicable published policy statements, notices and orders of the Qualifying Authorities;

(nnn) "**Service Providers**" has the meaning ascribed thereto in Section 5.05;

(ooo) "**Subordinated Notes**" means the 11% subordinated notes of the Issuer outstanding at any time and issued pursuant to an indenture entered into upon Closing;

(ppp) "**Supermajority Approval Actions**" means the actions of Atlantic Holdings set out in s. 3.3(d)(ii) of the Atlantic Holdings LLC Agreement which require the approval of at least 80% of the votes cast by holders of outstanding common membership interests of Atlantic Holdings;

(qqq) "**Targeted Cash Distribution**" means Cdn$1.00 per IPS and, following the maturity, redemption or repurchase of all of the Subordinated Notes or the separation of all of the IPSs, means Cdn$0.3657 per Common Share;

(rrr) "**Term**" means the Initial Term as extended by any Renewal Terms; and

(sss) "**third party**" means a Person who is not affiliated with Atlantic Holdings or the Issuer, or with the Manager, as the context requires.

1.02 Headings

The division of this Agreement into articles, sections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder", "herein" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to articles and sections of this Agreement.

1.03 Interpretation

Words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any Document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under the Documents.

1.04 Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles ("**GAAP**"), such reference shall be deemed to be to United States GAAP from time to time approved by the Financial Accounting Standards Board, or any successor board, applicable as at the date on which such calculation is made or required to be made in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the Parties, be made in accordance with GAAP applied on a consistent basis.

1.05 Funds

All dollar amounts referred to in this Agreement are in lawful currency of the United States.

ARTICLE 2 – THE MANAGER'S SERVICES AND POWERS

2.01 Appointment as Manager

Atlantic Holdings hereby appoints the Manager and the Manager hereby accepts the appointment to provide management and administrative services to Atlantic Holdings and the Issuer hereby appoints the Manger and the Manager hereby accepts the appointment to provide, if requested by the Issuer, certain administrative services to the Issuer subject, in each case, to the terms, conditions and limitations of this Agreement.

2.02 Management Services Provided to Atlantic Holdings

Subject to and in accordance with the terms, conditions and limitations of this Agreement and the Atlantic Holdings LLC Agreement, including those applicable to the Supermajority Approval Actions, the Manager shall, during the Term, be exclusively responsible for providing the following services to Atlantic Holdings:

(a) representing Atlantic Holdings' interests in the Project Holding Entities and their subsidiaries and overseeing the operation of the Projects;

(b) assisting in the development, implementation and monitoring of strategic plans;

(c) assisting in the development of the Annual Budget;

(d) assisting in the development of the Annual Distributable Cash Forecast;

(e) assisting with treasury, legal and compliance, financing and risk assessment activities;

(f) reviewing the budgets and schedules for major maintenance proposed for the Projects;

(g) assisting in the preparation of financial reports in respect of the Projects and any future projects;

(h) assisting in the negotiation of material agreements;

(i) monitoring compliance with the Annual Budget and Applicable Laws;

(j) monitoring compliance with the Annual Distributable Cash Forecast;

(k) assisting in and supervising the analysis of potential acquisitions, investments and dispositions;

(l) carrying out or supervising the making of acquisitions, investments and dispositions;

(m) retaining accountants, lawyers, consultants, investment bankers and other such professional advisers as the Manager considers necessary or desirable to advise in connection with the Business, the Projects or the management services provided

under this Agreement and to assist in complying with Applicable Laws and Atlantic Holdings' obligations under the Documents;

(n) advising on and negotiating any financings by Atlantic Holdings;

(o) assisting in the preparation, planning and coordination of meetings of the board of managers of Atlantic Holdings and holders of membership interests in Atlantic Holdings; and

(p) providing such other management and administrative services as Atlantic Holdings or its subsidiaries may reasonably require in the conduct of the Business as may be agreed to from time to time between the Parties.

2.03 Management Services Provided to the Issuer

Subject to and in accordance with the terms, conditions and limitations of this Agreement, if and to the extent requested by the Issuer, the Manager shall, during the Term, provide the following services to the Issuer:

(a) assisting the Issuer in complying with its continuous disclosure obligations under the Securities Laws;

(b) assisting the Issuer with its investor relations activities;

(c) providing or causing to be provided to holders of securities of the Issuer, all information to which they may be entitled pursuant to the constating documents of the Issuer, the Indenture and Applicable Laws;

(d) monitoring compliance of the Issuer with Applicable Laws;

(e) providing for the calculation and distribution of distributions and interest payments to holders of IPSs, Subordinated Notes and any other securities issued by the Issuer;

(f) advising on and negotiating any financings by the Issuer;

(g) assisting in the preparation, planning and coordination of meetings of the board of directors of the Issuer and holders of Common Shares of the Issuer; and

(h) providing such other management and administrative services as the Issuer may reasonably require in the conduct of the Business as may be agreed to from time to time between the Parties.

Notwithstanding the foregoing, the Issuer may directly retain accountants, lawyers, consultants, investment bankers and other such professional advisors, as well as other service providers from time to time, to provide advice and other administrative services directly to the Issuer.

2.04 Parties' Acknowledgement Regarding Management Services

Where the Business of Atlantic Holdings consists of an ownership interest (whether direct or indirect) in a Project or other asset, the Parties acknowledge that nothing in this Agreement will obligate the Manager to provide, or create an expectation that the Manager will provide, management services (in whole or in part) the same or substantially similar to those provided hereunder, directly to or on behalf of a Project or asset, except as may be necessary in order to properly manage the Business as provided for hereunder and as is otherwise permitted pursuant to contractual or other rights granted in favour of Atlantic Holdings or its affiliates which are attributable to or associated with Atlantic Holdings' ownership interest in such Project or asset.

2.05 Covenants of Manager

The Manager covenants and agrees that in the performance of its services under this Agreement it shall:

(a) provide the services and exercise any other authority delegated to it under this Agreement in compliance with Applicable Laws and in a manner consistent with the obligations of Atlantic Holdings and/or the Issuer, as the case may be, under the Documents;

(b) immediately notify the board of managers of Atlantic Holdings and the board of directors of the Issuer of any event or development that is reasonably likely to result in a Material Distributable Cash Forecast Deviation and assist Atlantic Holdings and/or the Issuer in taking any steps (to the extent Atlantic Holdings and/or the Issuer directly or through its affiliates has the right to take such steps) to prevent such event or development if it has not yet occurred or to mitigate the related Material Distributable Cash Forecast Deviation;

(c) upon receiving notice of a material infraction or threat of a material infraction of Applicable Laws or of any material third party claim relating to the Projects, the Manager, Atlantic Holdings or the Issuer that is not otherwise known to the board of managers of Atlantic Holdings and the board of directors of the Issuer, promptly advise the boards of such infraction or threat of infraction and assist Atlantic Holdings and/or the Issuer in taking all necessary steps to remedy or prevent such infraction (to the extent Atlantic Holdings and/or the Issuer directly or through its affiliates has the right to take any such remedial action) and to respond to any Governmental Authority, as and if required; and

(d) not commingle its own funds with any funds held by it on behalf of Atlantic Holdings and/or the Issuer, as the case may be.

2.06 Power and Authority of Manager

Subject to and in accordance with the terms, conditions and limitations of this Agreement (including Section 2.07) and, in the case of Atlantic Holdings, subject to the terms and conditions of the Atlantic Holdings LLC Agreement including those applicable to the Supermajority Approval Actions, Atlantic Holdings and the Issuer grant the Manager full and absolute right,

power and authority, during the Term, for and on behalf of Atlantic Holdings and the Issuer, in connection with the management and administration of Atlantic Holdings and the Issuer, including the provision of all management and administrative services under this Agreement, subject to the overall direction of the managers of Atlantic Holdings and the directors of the Issuer, as applicable, and the provisions of the Annual Budget, to take and do all such actions and all such things that the Manager deems appropriate, in its sole discretion, in connection with such grants, including the right, power and authority to execute and deliver all contracts, leases, licenses, and other documents, instruments and agreements, to open bank accounts, pay bills and expenses, to make all applications and filings with Governmental Authorities, and to take such other actions as the Manager considers appropriate in connection with Atlantic Holdings and its subsidiaries, the Issuer, the Projects or the Business, in the name of and on behalf of Atlantic Holdings and its subsidiaries and/or the Issuer, as the case may be. No Person shall be required to determine the authority of the Manager to give any undertaking or enter into any commitment on behalf of Atlantic Holdings and its subsidiaries and/or the Issuer, as the case may be.

2.07 Restrictions on Manager's Powers and Authorities

Subject to Section 2.13:

(a) the Manager shall not, without first obtaining the approval of a majority of the managers of Atlantic Holdings and, if services are provided to the Issuer at such time, the approval of a majority of the directors of the Issuer, undertake any of the following actions:

(i) adopt or amend the Annual Budget or take any action reasonably likely to cause a Material Budget Deviation;

(ii) take, initiate or consent to any action or inaction by or on behalf of a Project Holding Entity, any subsidiary of a Project Holding Entity or any Project Operating Entity that would be likely to result in a Material Distributable Cash Forecast Deviation;

(iii) dispose of or consent to the disposition of any of Atlantic Holdings' material assets; or

(iv) raise capital by way of an issuance of securities of Atlantic Holdings or the Issuer; and

(b) the Manager shall not, without first obtaining the approval of a majority of the managers of Atlantic Holdings who are independent of the Manager, the Existing Investors and their affiliates and associates and, if services are provided to the Issuer at such time, the approval of a majority of the directors of the Issuer, who are independent of the Manager, the Existing Investors and their affiliates and associates undertake any of the following actions:

(i) enter into any material transaction with the Manager or affiliate of the Manager; or

(ii) amend any existing terms of this Agreement or the fees payable hereunder.

2.08 Annual Budget

The Manager shall assist Atlantic Holdings and, if services have been requested to be provided to the Issuer, the Issuer, in the preparation of the Annual Budget for each fiscal year after 2004. Such Annual Budget shall be submitted to the managers of Atlantic Holdings and, if applicable, the directors of the Issuer, for approval (which shall not be unreasonably withheld) not less than 45 days prior to the first day of such Fiscal Year (or, for the 2005 Annual Budget, not less than 14 days prior to the first meeting of the managers of Atlantic Holdings and, if applicable, directors of the Issuer, to be held in 2005). Atlantic Holdings' board of managers and, if applicable, the Issuer's board of directors shall notify the Manager in writing not less than 30 days prior to the first day of the Fiscal Year (or, for the 2005 Annual Budget, at the first meetings of the managers of Atlantic Holdings and, if applicable, directors of the Issuer, held in 2005) of Atlantic Holdings and, if applicable, the Issuer to which the Annual Budget relates, whether or not it has approved the Annual Budget for such Fiscal Year. In the event that the managers or directors shall fail or refuse to approve an Annual Budget as submitted, the Parties agree to negotiate in good faith, acting reasonably, to resolve any disagreement concerning the Annual Budget; provided that (i) until such disagreement is resolved, the Manager shall, to the extent practicable in the circumstances, continue to follow the Annual Budget for the immediately preceding Fiscal Year, and (ii) notwithstanding any dispute over approval of an Annual Budget, the Manager at all times shall continue to be entitled to all remuneration and reimbursement of Expenses as provided for in this Agreement.

2.09 Annual Distributable Cash Forecast

The Manager shall assist Atlantic Holdings and, if services have been requested to be provided to the Issuer, shall assist the Issuer, in the preparation of the Annual Distributable Cash Forecast for each Fiscal Year after 2004. Such forecast shall be provided to the managers of Atlantic Holdings and, if applicable, the directors of the Issuer, not less than 45 days prior to the first day of such Fiscal Year (or for the 2005 Annual Distributable Cash Forecast, not less than 14 days prior to the first meeting of the managers of Atlantic Holdings and, if applicable, directors of the Issuer, to be held in 2005).

2.10 Quarterly Reports

Within 35 days following the end of each calendar quarter in each Fiscal Year, the Manager will use its best efforts to provide to the managers of Atlantic Holdings and, if services have been requested to be provided to the Issuer, the directors of the Issuer a quarterly operating report (the "**Quarterly Operating Report**"). The Quarterly Operating Report shall include unaudited quarterly financial statements for each of the Projects in respect of the most recently completed quarter (each such financial statement shall include, at a minimum, a statement of profit and loss and surplus, a statement of changes in financial position and a statement of cash flows), together with draft management's discussion and analysis of financial condition and results of operations for such quarter prepared in accordance with the requirements of Securities Laws.

2.11 Notification to Third Parties

Atlantic Holdings and, if services have been requested to be provided to the Issuer, the Issuer, shall notify all other parties to the Documents and all customers and suppliers of the

appointment of the Manager as the provider of the services under this Agreement and shall execute all directions and other instruments as may be necessary to document the Manager's authority under this Agreement.

2.12 Execution of Documents

In carrying out the services to be provided by the Manager hereunder or in the exercise of the authority delegated to the Manager in this Agreement, the Manager may execute, for and on behalf of Atlantic Holdings and/or the Issuer, as the case may be, any instrument or document which the Manager considers appropriate, in its sole discretion, in any manner consistent with Applicable Laws, including as follows:

ATLANTIC POWER HOLDINGS, LLC
By its manager, ATLANTIC POWER MANAGEMENT, LLC

Per: ______________________________
Authorized Signatory

ATLANTIC POWER CORPORATION
By its manager, ATLANTIC POWER MANAGEMENT, LLC

Per: ______________________________
Authorized Signatory

2.13 Emergency Powers of Manager

Notwithstanding any limitation herein, the Manager shall have the authority during the Term to exercise emergency management powers in respect of any aspect of its services, including the management, maintenance, operation and capital projects of the Projects (the "**Emergency Powers**") in order to take such action as a prudent manager would normally take in the circumstances, provided that (i) the Manager reasonably believes that immediate action is necessary to safeguard life or property, or to preserve Atlantic Holdings' and/or the Issuer's rights under insurance, as applicable, (ii) the Manager is unable, either due to events beyond its reasonable control or due to the circumstances in which the emergency has arisen, to obtain prior written approval from the managers of Atlantic Holdings and the directors of the Issuer to the exercise of such Emergency Powers, and (iii) upon the exercise of the Emergency Powers, the Manager shall, as soon as possible, notify the managers of Atlantic Holdings and the directors of the Issuer of the nature of the Emergency Powers exercised by it, the reasons for exercising the Emergency Powers and the costs incurred or to be incurred by it in the exercise of the Emergency Powers and to, as soon as possible, provide written confirmation of such notification.

ARTICLE 3 – FEES AND PAYMENT OF EXPENSES

3.01 Base Fee

Subject to adjustment in accordance with this Agreement, Atlantic Holdings and, if services have been requested to be provided to the Issuer, the Issuer, shall pay to the Manager, for the services rendered hereunder, an aggregate amount annually equal to the Base Fee, which initially shall be $300,000 per annum (the "**Initial Base Fee**"), which fee shall be payable in

equal monthly instalments, in advance, on the first Business Day of each month, provided that, for any Fiscal Year that is not a complete calendar year (including 2004, and any Fiscal Year shortened due to the expiration or other termination of this Agreement), the Base Fee shall be pro rated so as to equal the product obtained when the Base Fee for the applicable Fiscal Year is multiplied by the quotient obtained when the number of days during which this Agreement is in effect in the applicable Fiscal Year is divided by 365. For the 2004 Fiscal Year, the first instalment of the Base Fee shall be paid on December 1, 2004. The Issuer and Atlantic Holdings will pay the Base Fee based on an allocation established in the Annual Budget which will be based on the Manager's estimate of the time and resources to be spent on the provision of management services to each entity for the Fiscal Year.

3.02 Adjustment of the Base Fee for Acquisitions

The Base Fee shall be increased to reflect any direct or indirect future acquisitions or investments by Atlantic Holdings and the Issuer by an amount to be agreed upon between the Manager, Atlantic Holdings and the Issuer, as approved by the directors of the Issuer and the managers of Atlantic Holdings independent of the Manager, the Existing Investors and their affiliates and associates, taking into consideration the increased service levels required and the resource requirements imposed as a result of or created by such acquisition or investment (the "**Acquisition Increment**").

3.03 Adjustment for Inflation

The Base Fee shall be adjusted annually in January of each year (the "**Adjustment Month**") to reflect inflation (CPI Index) with such adjusted Base Fee to be effective as of and from January 1 of each such year, with the first such adjustment to take effect as of January 1, 2006. Notwithstanding the adjustment formula, the Base Fee shall never be less than the Initial Base Fee as a result of inflation adjustments. The new Base Fee for each year shall be calculated as follows:

$$\text{Adjusted Base Fee} = \text{Base Fee} \times \frac{\text{CPI(N)}}{\text{CPI(A)}}$$

Where:

Base Fee = Initial Base Fee, as such fee may have been adjusted from time to time in accordance with this Agreement for any Acquisition Increment and inflation, to the time of the inflation adjustment in question.

CPI(N) is the CPI Index for the Adjustment Month for the year in question;

CPI(A) is the CPI Index for the same month in the previous year. For example, for the Adjustment Month of January 2006, the CPI (A) will be the CPI Index for January 2005.

The adjustment to the Base Fee for inflation will be made as soon as practicable after the CPI Index for the Adjustment Month is published. Atlantic Holdings is nonetheless obligated to pay the additional adjusted amount from and including the Adjustment Month. Any additional fee that is unpaid from that month and any subsequent month due to the CPI Index for the

Adjustment Month being published after the Adjustment Month will be paid together with the portion of the Base Fee due in the month that the adjustment first can be calculated.

3.04 Expense Reimbursement

(a) The Manager shall be entitled to reimbursement for all costs and expenses reasonably incurred by the Manager or its affiliates in carrying out the services described hereunder, including reasonable allocations, if any, for charges incurred by the Manager for services provided to Atlantic Holdings and/or the Issuer, as the case may be, by ArcLight pursuant to the Management Support Agreement and for any other services provided by affiliates of the Manager consistent with the Annual Budget (such costs and expenses collectively termed the "**Expenses**"). Such Expenses will be reimbursed on a cost recovery basis such that the Manager, ArcLight or such affiliates do not receive financial gain nor suffer financial loss for providing such services. Charges for services of ArcLight or affiliates of the Manager or ArcLight, or personnel of such Persons, are subject to approval by the managers of Atlantic Holdings and the directors of the Issuer independent of the Manager, the Existing Investors and their affiliates and associates either by Annual Budget approval or by specific authorization.

(b) The Manager is not obligated to utilize its own funds to pay any Expenses, but to the extent that it chooses to do so, it shall be reimbursed on an immediate as incurred basis, provided all such costs and expenses are invoiced monthly with an indication as to any balance outstanding that has not been reimbursed on an as incurred basis, if any, which balance shall be due upon invoicing.

3.05 Incentive Fee

Atlantic Holdings shall pay to the Manager, in respect of each Fiscal Year, an incentive fee (the "**Incentive Fee**") equal to 25% of the product of:

(a) the excess of the cash distributed per IPS in any Fiscal Year (or, following the maturity, redemption or repurchase of all of the Subordinated Notes or separation of all of the IPSs, per Common Share) over the Targeted Cash Distribution; and

(b) the weighted average number of IPSs, Common Shares not represented by IPSs and Existing Investor Interests outstanding for that Fiscal Year determined in accordance with GAAP;

provided that the following principles shall apply in calculating the Incentive Fee:

(i) notwithstanding anything to the contrary in this section, for the 2004 Fiscal Year, the Incentive Fee shall be calculated using the excess of the cash distributed per IPS over the pro rated Targeted Cash Distribution from the Closing to December 31, 2004 multiplied by the weighted average number of IPSs, Common Shares not represented by IPSs and Existing Investor Interests outstanding for that fiscal period;

(ii) appropriate adjustments to the amount of the Targeted Cash Distribution, so as to properly reflect changes in the number of IPSs and/or Common Shares outstanding as a result of, among other things, any subdivision, consolidation, reclassification, conversion, recapitalization, amalgamation, merger, reorganization or other similar event affecting the capital of the Issuer, shall be made as agreed to by the Manager and the managers of Atlantic Holdings and directors of the Issuer who are independent of the Manager, the Existing Investors and their affiliates and associates, acting reasonably;

(iii) should this Agreement terminate or expire during any Fiscal Year, the Incentive Fee payable for such Fiscal Year shall be determined based on a Targeted Cash Distribution pro rated from January 1 of that Fiscal Year to the date of termination or expiry;

(iv) as soon as possible after the end of each Fiscal Year, the Manager shall determine the Incentive Fee payable in respect of such preceding Fiscal Year and shall invoice Atlantic Holdings therefor. Payment of such Incentive Fee shall be paid by Atlantic Holdings within 15 days of invoicing;

(v) notwithstanding subsection 3.05(b)(iv), at any time during a Fiscal Year that the Manager believes, acting reasonably, that an Incentive Fee will be earned by the Manager, the Managers of Atlantic Holdings and directors of the Issuer who are independent of the Manager, the Existing Investors and their affiliates and associates may agree as to the timing and magnitude of one or more payments to be made to the Manager on account of the Incentive Fee which is in advance of the payment contemplated in subsection 3.05(b)(iv); and

(vi) cash distributed per IPS or Common Share, as applicable, shall not include any distribution of proceeds from a sale or other disposition of Atlantic Holdings' or the Issuer's direct or indirect interest in any Project.

3.06 Failure to Pay When Due

Any amount payable by Atlantic Holdings or the Issuer to the Manager hereunder which is not remitted to the Manager when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgment) at a rate per annum equal to the prime rate charged by the Manager's principal banker plus 5% per annum from the date payment is due until the date payment is made.

3.07 Waiver and Deferral

The Manager may in its sole discretion waive or defer, in whole or in part, the Base Fee, the Incentive Fee or the reimbursement of Expenses and any interest payable hereunder. In the event of a deferral, with the consent of the managers of Atlantic Holdings who are independent of the Manager, the Existing Investors and their affiliates and associates and, if applicable, the directors of the Issuer who are independent of the Manager, the Existing Investors and their

affiliates and associates, the amount deferred shall bear interest at a fixed interest rate per annum equal to the published prime rate of the Issuer's principal banker on the date that the amount deferred would otherwise have been payable.

ARTICLE 4 – RECORDS

4.01 Books and Records

The Manager will maintain proper books, records and documents in which complete, true and correct entries, in conformity in all material respects with GAAP and all requirements of Applicable Laws, will be made in respect of all dealings and transactions in relation to the Business and the performance of the services under this Agreement.

4.02 Examination of Records by Atlantic Holdings and the Issuer

Upon reasonable prior notice by Atlantic Holdings and the Issuer to the Manager, the Manager shall make available to Atlantic Holdings and the Issuer and their authorized representatives, for examination during normal business hours on a Business Day, all books, records and documents required to be maintained by it under Section 4.01. In addition, the Manager shall make available to Atlantic Holdings and the Issuer and their authorized representatives such financial and operating data in respect of all dealings and transactions in relation to the Business and the performance of the management services under this Agreement as may be in existence and as Atlantic Holdings and the Issuer or their authorized representatives shall from time to time reasonably request, including for the purposes of conducting any audit in respect of expenses of Atlantic Holdings and the Issuer or other matters necessary or advisable to be audited in order to conduct an audit of the financial affairs of Atlantic Holdings and the Issuer. Any examination of records shall be conducted in a manner which will not unduly interfere with the conduct of the Business or of the Manager's business in the ordinary course.

4.03 Access to Information by Manager

The Manager shall have full access to all documentation and information necessary in order for the Manager to perform its obligations, covenants and responsibilities pursuant to the terms hereof, including all of the books, records and documents, financial and operating data of Atlantic Holdings, the Issuer, the Projects and the Business.

4.04 Compliance

The Manager shall deliver to the managers of Atlantic Holdings and, if services have been provided to the Issuer, the directors of the Issuer, within 120 days after the end of each Fiscal Year a certificate signed on behalf of the Manager by two of its officers stating that a review of the activities of the Manager, Atlantic Holdings and the Issuer during the preceding Fiscal Year has been made under the supervision of such officers and that, based on such review and to the best of their knowledge, the Manager has fulfilled its obligations under and complied with all of the terms of this Agreement in all material respects and that no default hereunder (or event which, with notice or lapse of time or both, could become a default hereunder) occurred during such Fiscal Year.

ARTICLE 5 – ACTIVITIES OF MANAGER

5.01 Standard of Care

The Manager shall discharge the duties conferred upon it hereunder with the same degree of diligence and care that a reasonably prudent manager of a business substantially similar to the Business, and having responsibilities of a similar nature to those hereunder, would exercise in comparable circumstances.

5.02 No Additional Duty

The Manager shall only have the duties and obligations expressly provided for in this Agreement and no other obligation or duty (fiduciary or otherwise) shall be implied. No other standard of care, other than as set forth in Section 5.01 above, shall apply or be implied in relation to the performance, by the Manager, of services or the other duties and obligations to be provided hereunder.

5.03 Other Activities

The Parties acknowledge and agree that:

(a) personnel may be employed or contracted directly by the Manager or may be seconded from one or more of the Manager's affiliates on a full-time or part-time basis. Such personnel shall not be required to devote their time exclusively to or for the benefit of the Atlantic Holdings, the Issuer, the Business or the Projects;

(b) ArcLight and its affiliates and associates (other than the Manager) may be engaged in, or hereafter become engaged in, activities that may involve (i) the provision of services, to any Persons whomsoever, which are the same as or similar to those services provided hereunder, (ii) engaging in the business of, and/or the direct and indirect ownership, management, operation and lease of assets and property in connection with, the generation, transmission, distribution and purchase and sale of electricity and thermal energy, (iii) acquiring and otherwise dealing with investments and other direct or indirect rights in Persons involved in the business of the generation, transmission, distribution, purchase and sale of electricity and thermal energy, and (iv) engaging in all activities ancillary or incidental to any of the foregoing, any of which may be in competition with the Business. Atlantic Holdings and the Issuer hereby consent to any and all such activities by ArcLight and its affiliates and associates (other than the Manager) and agree that nothing herein shall prevent ArcLight or its affiliates and associates (other than the Manager), or any of their respective directors, managers, officers or employees from having other business interests or from engaging in any other business activities even though such business interests or activities may be similar to or competitive with the interests or activities of Atlantic Holdings, the Issuer or their affiliates or associates, or from rendering services to any other Person even though such Person may have investment or business interests similar to, or competitive with, those of Atlantic Holdings, the Issuer or their affiliates or associates; and

(c) in the event that, following Closing, the interests of the Manager or its affiliates or associates come into conflict with those of Atlantic Holdings, the Issuer or their affiliates or associates, the Manager is obliged to make decisions acting in good faith. In the event of any such conflict of interest, the Manager shall give written notice to Atlantic Holdings and the Issuer prior to taking any action in respect of such matter, and such notice shall set forth the reasons for such conflict. Thereafter, the managers of Atlantic Holdings and directors of the Issuer independent of the Manager, the Existing Investors and their affiliates and associates, on behalf of Atlantic Holdings and the Issuer, shall be responsible for taking all such actions or making all such decisions relating to the matters giving rise to the conflict of interest.

5.04 Reliance

In carrying out its duties hereunder, the Manager and its delegates shall be entitled to rely on:

(a) statements of fact of other Persons (any of which may be Persons with whom the Manager is affiliated or associated) who are considered by the Manager, acting reasonably and in accordance with Section 5.01, to be knowledgeable of such facts; and

(b) statements from, the opinion or advice of, or information from any solicitor, auditor, valuator, consultant, engineer, surveyor, appraiser or other expert selected by the Manager (herein "**Experts**"), provided the Manager exercised reasonable care and diligence consistent with that required under Section 5.01 in selecting such Expert to provide such statements, opinion, advice or information.

The Manager may, from time to time, employ or engage such Experts as may be necessary for the proper discharge of its services and other duties to be provided hereunder.

The Manager may rely, and shall be protected in acting, upon any instrument or other document believed by it to be genuine and in force.

5.05 Liability of Manager

Notwithstanding anything contained herein, the Manager, its members, affiliates, associates and any Person who is serving or shall have served as a director, manager, officer, employee, subcontractor, consultant, advisor, representative, secondee or agent of the Manager or its affiliates and associates (collectively, the "**Service Providers**"), shall not, either directly or indirectly, be liable, answerable or accountable to Atlantic Holdings or the Issuer, for:

(a) any loss or damage resulting from, incidental to or relating to the performance or non-performance of services hereunder by any of the Service Providers (irrespective of whether such services have been provided before the Effective Date), including any exercise or refusal to exercise a discretion, any mistake or error of judgement or any act or omission believed by the Service Provider to be within the scope of authority conferred thereon by this Agreement, unless such

loss or damage resulted from the fraud, wilful default or gross negligence of a Service Provider in performing the services provided for hereunder;

(b) any loss or damage resulting from, incidental to or relating to the performance or non-performance of services hereunder by any of the Service Providers (irrespective of whether such services have been provided before the Effective Date), where such loss or damage is attributable to acting in accordance with the instructions provided by the managers of Atlantic Holdings or the directors of the Issuer;

(c) any loss or damage resulting from, incidental to or relating to the acts or omissions of any Person (other than an affiliate of the Manager) to which the Manager has delegated performance of any of its obligations and duties hereunder (irrespective of whether such delegation or act or omission occurred prior to the Effective Date), provided that in making such delegation, the Manager has acted in accordance with Section 5.01;

(d) any loss or damage resulting from, incidental to or relating to any act or omission by any of the Service Providers (irrespective of whether such act or omission occurred prior to the Effective Date), provided that such act or omission is based upon the Service Provider's reliance on (i) statements of fact of other Persons (any of which may be Persons with whom the Manager is affiliated) who are considered by the Manager, acting reasonably and in accordance with Section 5.01, to be knowledgeable of such facts; or (ii) the opinion or advice of or information obtained from any Expert, provided the Manager exercised reasonable care and diligence consistent with that required under Section 5.01 in selecting such Expert; or

(e) any damage, injury or loss of an indirect or consequential nature, including loss of profits, suffered by Atlantic Holdings or the Issuer (or their respective employees, agents, servants, or those for whom it is in law responsible) which is in any way connected with the Business or the performance or non-performance of this Agreement and the services to be provided hereunder (irrespective of whether such services have been provided before the Effective Date), however and whenever caused, and whether arising in contract, tort or otherwise.

Each of the Parties hereby acknowledges and agrees that the limits of liability provided for in this Section 5.05 shall not only be enforceable by the Manager but shall also be enforceable directly by each of the other Service Providers and it is agreed that the Manager shall hold in trust and enforce (to the extent necessary), for the benefit of such Service Providers, the limitations of liability conferred by this Section 5.05.

5.06 Additional Information

The Parties acknowledge and agree that conducting the activities and providing the services contemplated herein may have the incidental effect of providing additional information ("**Additional Information**") which may be utilized with respect to, or may augment the value of, business interests and related assets in which affiliates or associates of the Manager may have an interest and that neither the Manager nor its affiliates or associates shall be liable to account to

the Issuer or Atlantic Holdings with respect to such activities or results; provided, however, that the Manager and its affiliates and associates shall not, in making any use of Additional Information, do so in any manner that the Manager knew, or ought reasonably to have known, would cause or result in a breach of any confidentiality provision of agreements to which the Manager, the Issuer or Atlantic Holdings is a party or is bound.

5.07 Confidentiality

The Manager hereby agrees that, unless the written consent of the managers of Atlantic Holdings and, if services are being provided to the Issuer, the directors of the Issuer, is obtained, the Manager will not at any time use, or disclose or make available to any Person, any information (herein "**Confidential Information**") concerning the Business acquired in connection with the performance of the services by the Manager hereunder, provided that notwithstanding the foregoing, but subject to Applicable Law:

(a) the Manager may make use of, reveal or disclose Confidential Information:

(i) as may be expressly permitted by, or necessary for the performance of, the Manager's obligations under this Agreement;

(ii) where it is already in the public domain when disclosed to the Manager or becomes, after having been disclosed to the Manager, generally available to the public through publication or otherwise unless the publication or other disclosure was made directly or indirectly by the Manager in breach of this Agreement;

(iii) as required in order to comply with Applicable Laws, the orders or directions of any Governmental Authority, the requirements of any stock exchange or clearing house, or the requirements of any other regulatory authority having jurisdiction, including compliance with the disclosure obligations of the Manager;

(iv) where it was made available to the Manager on a non-confidential basis from a third party source, or where such information can be demonstrated by the Manager to have come into its possession independently of anything done by the Manager under or pursuant to this Agreement;

(v) to affiliates and associates of the Manager, and to the directors, managers, officers, employees, agents or other representatives (including consultants, financial institutions and other advisors) of the Manager and its affiliates and associates, provided such Persons have agreed to maintain such Confidential Information in confidence on terms substantially similar to those in this Section 5.07; and

(vi) as necessary in connection with any dispute resolution or any litigation commenced in respect of this Agreement.

(b) the Parties agree that the obligations under this Section 5.07 shall expire and be at an end on the second anniversary of the termination of the Manager's appointment hereunder.

ARTICLE 6 – SUCCESSION AND DELEGATION

6.01 Assignment

No Party shall sell or assign its rights or obligations under this Agreement to a third party without the prior written consent of the other Parties, which consent may not be unreasonably withheld (unless the assignee is not a reputable and experienced manager), except (i) in the case of Atlantic Holdings or the Issuer, to a *bona fide* lender as security, including as security for any guarantee granted by Atlantic Holdings or the Issuer in respect of the obligations of its affiliates to any third party or parties providing *bona fide* financing to such affiliates, or (ii) in the case of the Manager, to a direct or indirect wholly-owned subsidiary of Atlantic Power Management Holdings, LLC ("**APM Holdings**") the sole member of the Manager, or any entity controlled by ArcLight. Upon any assignment by Atlantic Holdings, the Issuer or the Manager in accordance with this Section 6.01, Atlantic Holdings, the Issuer, the Manager and the applicable assignee shall execute and deliver such documents as are necessary to give effect to such assignment on the terms herein and as otherwise agreed between such parties.

6.02 Delegation of Manager's Obligations

(a) Subject to and in accordance with the terms and conditions herein contained, the Manager may delegate, by subcontract or otherwise, the performance of any of its duties and obligations under this Agreement to any Person, including any affiliate of the Manager, without the prior written consent of Atlantic Holdings and, if applicable, the Issuer, provided that such delegation shall not relieve the Manager of the responsibility for ensuring the performance of its duties and obligations under this Agreement.

(b) Subject to the prior approval of the managers of Atlantic Holdings who are independent of the Manager, the Existing Investors and their affiliates and associates and, if applicable, the directors of the Issuer who are independent of the Manager, the Existing Investors and their affiliates and associates, the Manager may contract with affiliates to provide services to the Issuer and Atlantic Holdings not otherwise provided for in this Agreement, which services may include advisory and investment banking services.

6.03 Management Support Agreement

On the Effective Date, the Manager shall enter into an agreement with ArcLight (the "**Management Support Agreement**"), pursuant to which:

(a) ArcLight will make certain employees available to the Manger for the provision of administration and office support services to enable the Manager to fulfill its duties under the Agreement;

(b) services and resources provided by ArcLight to the Manager will entitle them to be reimbursed on a cost recovery basis; and

(c) ArcLight and its affiliates will permit the Manager to pursue, on behalf of Atlantic Holdings and the Issuer, investment opportunities that: (A) do not fit within the investment guidelines for certain investment funds managed by ArcLight or its affiliates; or (B) fit within the investment guidelines referred to in (A) but which ArcLight or its affiliates determine not to pursue.

ARTICLE 7 – INDEMNIFICATION

7.01 Indemnification of Manager

The Manager, its affiliates and associates and any Service Provider (collectively, the "**Manager Indemnitees**") shall be indemnified and saved harmless by Atlantic Holdings and, if services are being or have been provided to the Issuer, the Issuer from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, counsel and accountants' fees) of whatsoever kind or nature (collectively, "**Claims**") incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to this Agreement, unless such Claims arise principally and directly from the fraud, wilful default or gross negligence of any of the Manager Indemnitees.

The foregoing right of indemnification shall not be exclusive of any other rights to which the Manager or the Manager Indemnitees may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

7.02 Indemnification of Atlantic Holdings and the Issuer

Subject to limitations on liability of the Manager contained in this Agreement, Atlantic Holdings, the Issuer and any Person who is serving or shall have served as a director, manager, officer or employee of Atlantic Holdings or the Issuer (the "**Atlantic Holdings Indemnitees**") shall be indemnified and saved harmless by the Manager from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, counsel and accountants' fees) of whatsoever kind or nature (collectively, "**Atlantic Holdings Claims**") incurred by, borne by or asserted against any of such indemnified parties which arise principally and directly from the fraud, wilful default or gross negligence of the Manager or its affiliates or associates or any Service Provider in the performance of its obligations hereunder, unless such Atlantic Holdings Claims arise from the fraud, wilful default or gross negligence on the part of such indemnified party.

The foregoing right of indemnification shall not be exclusive of any other rights to which the Atlantic Holdings Indemnitees may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

7.03 Method of Asserting Claims

(a) If a Party entitled to indemnification pursuant to the terms hereof (the "**Indemnified Party**") intends to seek indemnification under this Article 7 from

the other Party (the "**Indemnifying Party**"), the Indemnified Party shall give the Indemnifying Party notice of such claim for indemnification promptly following the receipt or determination by the Indemnified Party of actual knowledge or information as to the factual and legal basis of any claim which is subject to indemnification and, where such claim results from the commencement of any claim or action by a third party, promptly following receipt of written notice of such third party claim or action. The failure of or delay by an Indemnified Party to so notify the Indemnifying Party (as set forth above) shall not relieve the Indemnifying Party of its indemnification obligations hereunder to the Indemnified Party, however the liability which the Indemnifying Party has to the Indemnified Party pursuant to the terms of this Article 7 (and for which the Indemnifying Party will be obligated to indemnify the Indemnified Party in respect of) shall be reduced to the extent that any such delay in or failure to give notice as herein required prejudices the defence of any such action, suit, proceeding, investigation or claim, or otherwise results in any increase in the liability which the Indemnifying Party has under its indemnity provided for herein.

(b) The Indemnifying Party, at its sole cost and expense, shall have the right to assume the defence of any claim, action, suit, proceeding or investigation brought against the Indemnified Party with counsel designated by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided that the Indemnifying Party will not, without the Indemnified Party's prior written consent (such consent not to be unreasonably withheld), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not the Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination does not impose an injunction or other equitable relief and includes a release of the Indemnified Party from all liabilities arising out of such action, suit, proceeding, investigation or claim.

(c) Notwithstanding the foregoing:

(i) if the defendants in any such action, suit, proceeding or investigation include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party is advised by counsel that there are legal defences available to the Indemnified Party that are additional to those available to the Indemnifying Party and that in such circumstances representation by the same counsel would be inappropriate; or

(ii) if the Indemnified Party shall have reasonably concluded that the Indemnifying Party is not taking or has not taken, all necessary steps to diligently defend such claim, action, suit, proceeding or investigation, the Indemnified Party has provided written notice of same to the Indemnifying Party, and the Indemnifying Party has not rectified the situation within a reasonable period of time;

then the Indemnified Party shall have the right to retain separate counsel, the reasonable costs of which shall be at the Indemnifying Party's expense, to represent the Indemnified Party and to otherwise participate in the defence of such claim, action, suit, proceeding or investigation on behalf of such Indemnified Party.

(d) Notwithstanding anything herein contained, an Indemnified Party shall have the right, at its sole cost and expense, to retain counsel to separately represent it in connection with the negotiation, settlement or defence of any claim, action, suit, proceeding or investigation brought by a third party provided, for further certainty, that such counsel shall not, unless agreed by the Indemnifying Party, assume control of the negotiation, settlement or defence.

(e) Except to the extent expressly provided herein, no Indemnified Party shall settle any claim or action with respect to which it has sought or intends to seek indemnification pursuant to this Article 7 without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

7.04 Net Amount

In the event that an Indemnifying Party is obligated to indemnify and hold any Indemnified Party harmless under this Article 7, the amount owing to the Indemnified Party shall be the amount of such Indemnified Party's actual out-of-pocket loss, net of any insurance proceeds or other amount recovered from any other Person.

7.05 Third Party Beneficiaries

Each of the Parties hereby acknowledges and agrees that the rights of indemnification provided for in this Article 7 shall not only be enforceable by the Parties hereto but shall be enforceable directly by each of the Manager Indemnitees and the Atlantic Holdings Indemnitees, and in this respect it is further acknowledged and agreed that:

(a) the Manager is acting as agent and trustee for the Manager Indemnitees as regards the covenants of Atlantic Holdings, pursuant to Section 7.01, with respect to indemnification of the Manager Indemnitees; and

(b) Atlantic Holdings is acting as agent and trustee for the Atlantic Holdings Indemnitees as regards the covenants of the Manager, pursuant to Section 7.02, with respect to indemnification of the Atlantic Holdings Indemnitees.

ARTICLE 8 – TERM

8.01 Term

This Agreement shall become effective as of the Effective Date and, subject to Section 8.02, shall continue in full force and effect until November 10, 2024 (the "**Initial Term**") and may only be terminated in the circumstances described in Article 9.

8.02 Renewal

This Agreement shall be automatically renewed upon expiry of the Initial Term for additional five-year terms (each a "**Renewal Term**") unless, at least six months prior to the expiration of the then current term, a majority of the managers of Atlantic Holdings and a majority of the directors of the Issuer who are independent of the Manager, the Existing Investors and their affiliates and associates determine not to renew this Agreement and Atlantic Holdings and/or the Issuer provide the Manager with written notice indicating that the Agreement shall not be renewed at the expiration of the then current term.

8.03 Survival

Any obligation of the Parties pursuant to the terms hereof that accrued prior to the termination of the Agreement shall survive the termination of the Agreement, including, for further certainty, all payment obligations of Atlantic Holdings and the Issuer in respect of amounts accrued to and in favour of the Manager hereunder together with all indemnification obligations.

ARTICLE 9 – TERMINATION

9.01 Events of Default

(a) Upon the occurrence of any of the following events, Atlantic Holdings shall be deemed to be in default of this Agreement, each of which shall be deemed to be an event of default (each, an "**Atlantic Holdings Event of Default**"):

  (i) the bankruptcy, insolvency or receivership of Atlantic Holdings; or

  (ii) a default by Atlantic Holdings in the performance of a material obligation under this Agreement (other than as a result of the occurrence of a Force Majeure event) which is not cured within 60 days of written notice being given by the Manager to Atlantic Holdings of the default, or if such default is not reasonably capable of being cured within 60 days, Atlantic Holdings has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days.

(b) Upon the occurrence of any of the following events, the Issuer shall be deemed to be in default of this Agreement, each of which shall be deemed to be an event of default (each, an "**Issuer Event of Default**"):

  (i) the bankruptcy, insolvency or receivership of the Issuer; or

  (ii) a default by the Issuer in the performance of a material obligation under this Agreement (other than as a result of the occurrence of a Force Majeure event) which is not cured within 60 days of written notice being given by the Manager to the Issuer of the default, or if such default is not reasonably capable of being cured within 60 days, the Issuer has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days.

(c) Upon the occurrence of any of the following events, the Manager shall be deemed to be in default of this Agreement, each of which shall be deemed to be an event of default (each, a "**Manager Event of Default**"):

(i) the bankruptcy, insolvency or receivership of the Manager;

(ii) fraud, wilful default or gross negligence committed by the Manager; or

(iii) default by the Manager in the performance of a material obligation under this Agreement (other than as a result of the occurrence of a Force Majeure event) which is not cured within 60 days of written notice being given by Atlantic Holdings to the Manager of the default, or if such default is not reasonably capable of being cured within 60 days, the Manager has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 120 days.

9.02 Termination Rights

(a) Upon the occurrence of an Atlantic Holdings Event of Default or an Issuer Event of Default, without recourse to legal process and without limiting any other rights or remedies which the Manager may have at law or otherwise, the Manager may immediately terminate this Agreement by delivery of a written notice of termination to Atlantic Holdings and the Issuer.

(b) Upon the occurrence of a Manager Event of Default, without recourse to legal process and without limiting any other rights or remedies which Atlantic Holdings or the Issuer may have at law or otherwise, Atlantic Holdings or the Issuer may immediately terminate this Agreement by prior written notice of such termination delivered to the Manager.

(c) In addition to any other termination rights granted to the Manager pursuant to this Section, the Manager may terminate this Agreement upon 90 days' written notice to Atlantic Holdings and the Issuer.

(d) In addition to any other termination rights granted to Atlantic Holdings and the Issuer pursuant to this Section, Atlantic Holdings or the Issuer may terminate the Management Agreement upon 90 days' prior written notice if: (i) while APM Holdings owns the Manager, ArcLight ceases to be the manager of the members of APM Holdings; or (ii) APM Holdings sells the Manager and ArcLight ceases to have a significant influence over the operation of the Manager, in either case, without the prior written consent of the managers of Atlantic Holdings and the directors of the Issuer who are independent of the Manager, the Existing Investors and their affiliates and associates, which consent shall not be unreasonably withheld.

9.03 Dispute as to the Occurrence of an Event of Default

Should a Party dispute in good faith that an Atlantic Holdings Event of Default, an Issuer Event of Default or a Manager Event of Default, as the case may be, has occurred under this

Article 9, such dispute shall be submitted to arbitration by the disputing Party (in accordance with the provisions of Article 11 hereof) no later than 10 Business Days following the event of default. Any dispute over other events of default shall also be subject to the same procedure, except that there can be no dispute about the right to terminate by the Manager pursuant to Section 9.02(c).

9.04 Acknowledgement of Atlantic Holdings and the Issuer

Atlantic Holdings and the Issuer acknowledge and agree that (a) a termination of this Agreement by it without proper right or cause pursuant to this Agreement will cause irreparable harm to the Manager for which the Manager will not have an adequate remedy at law, either by way of damages or otherwise, and (b) in the event of a wrongful termination, and in addition to any other remedy to which the Manager may be entitled at law or in equity, the Manager shall be entitled to injunctive relief to restrain such breach and to an order specifically enforcing this Agreement and the terms and provisions hereof.

9.05 Post Termination Arrangements

In the event of a termination of this Agreement under Section 9.02:

(a) the Manager shall deliver to Atlantic Holdings and the Issuer a copy of all books, records, accounts, documents, systems and manuals which it developed and maintained in connection with the performance of its obligations and duties associated with the provision of services pursuant to this Agreement; and

(b) the Parties shall take all steps as may be reasonably required to complete any final accounting of amounts owing between them and to provide, if applicable, for the completion of any other matter contemplated by this Agreement.

ARTICLE 10 – FORCE MAJEURE

10.01 Consequences of Force Majeure

During the occurrence of an event of Force Majeure, the obligations of the Party affected by such event of Force Majeure, to the extent that such obligations cannot be reasonably performed as a result of such event of Force Majeure, shall be suspended, and such Party shall not be considered to be in breach or default hereunder, for the period of such occurrence, except that:

(a) the occurrence of an event of Force Majeure affecting Atlantic Holdings or the Issuer but not affecting the performance of the Manager's obligations hereunder shall not relieve Atlantic Holdings or the Issuer of its respective obligations to make payments in respect of expenses incurred by the Manager for which it is obligated to reimburse the Manager hereunder; and

(b) upon the occurrence of an event of Force Majeure affecting the Manager, and during the continuance thereof (i) Atlantic Holdings and the Issuer shall continue to be obligated to make payment of all Expenses, whether incurred before or after the event of Force Majeure, and (ii) Atlantic Holdings and the Issuer shall

continue to be obligated to make payment of all fees earned or accrued to the Manager (including the Base Fee and Incentive Fee), including for the month in respect of which the event of Force Majeure occurred, as well as for the two months immediately following such month.

The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure. Immediately upon resumption of the performance of the services hereunder, the Manager shall once again receive full payment of all fees (in the event such payment was suspended pursuant to Section 10.01(b) above) to which the Manager is entitled by the terms hereof.

10.02 Notice

The Party seeking to invoke the benefit of Section 10.01 shall (a) give the other Party prompt written notice of the particulars of the event of Force Majeure and, if reasonably ascertainable, its expected duration, and (b) use its commercially reasonable efforts to remedy its inability to perform.

ARTICLE 11 – RESOLUTION OF DISPUTES AND ARBITRATION

11.01 Disputes

Where so provided in this Agreement, and in any other instance where agreed to in writing by the Parties, a dispute or disagreement of any kind or nature between the Parties arising out of or in connection with this Agreement (a "**Dispute**") will be resolved in accordance with this Article 11 to the extent permitted by law.

11.02 Arbitration

(a) Any Dispute required to be submitted to arbitration hereunder or which the Parties agree in writing to submit to arbitration hereunder, shall be presided over by one arbitrator pursuant to the procedure set forth in this Section 11.02 and pursuant to the provisions of the *Arbitration Act, 1991* (Ontario) (the "**Arbitration**"). If the provisions of this Section 11.02 are inconsistent with the provisions of the *Arbitration Act, 1991* (Ontario) and to the extent of such inconsistency, the provisions of this Section 11.02 shall prevail.

(b) Either Party may commence a proceeding for arbitration of a Dispute by making a demand for arbitration of a Dispute by sending a notice (the "**Arbitration Notice**") in writing to the other Party, setting forth the nature of the Dispute, the amount involved and the name of the arbitrator such initiating Party proposes to be appointed.

(c) Within 10 days after deemed receipt of the Arbitration Notice by the Party to whom it is sent, the Parties shall agree on the designation of an arbitrator; should the Parties fail to do so, an arbitrator shall be appointed by a judge of the Superior Court of Ontario, upon motion by either Party (the "**Arbitrator**"). The Parties agree to exercise their commercially reasonable efforts to select, or have selected, an arbitrator who has, objectively viewed, a reasonable level of expertise and

experience related to the relevant matters in dispute so as to be competent to resolve the matter appropriately.

(d) Arbitration hearings shall be held in Toronto, Ontario, and shall commence no later than 15 days after the appointment of the arbitrator in accordance with Section 11.02(c). The decision of the Arbitrator shall be final, without appeal, and binding upon the Parties.

(e) Each Party shall bear the costs and expenses of lawyers, consultants, advisors, witnesses and employees retained by it in any Arbitration. The expenses of the Arbitrator shall be paid equally by the Parties unless the Arbitrator provides otherwise in its award.

11.03 Continued Performance

Notwithstanding Article 9, during the conduct of Dispute resolution procedures pursuant to this Article 11, the Parties shall continue to perform their respective obligations under this Agreement and neither Party shall exercise any other remedies to resolve such Dispute.

ARTICLE 12 – GENERAL MATTERS

12.01 No Partnership, Joint Venture or Trust

The Parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The Parties agree that the Manager shall perform its duties and obligations under this Agreement as an independent contractor (with its duties and obligations as expressly provided herein) for and on behalf of Atlantic Holdings and the Issuer, and it is acknowledged and agreed that only where the Manager undertakes execution of contracts or other instruments for and on behalf of Atlantic Holdings and/or the Issuer may the Manager then be acting as an agent of Atlantic Holdings and/or the Issuer. In no circumstances shall the Manager be, or be deemed to be, a fiduciary or trustee for any Person, whether or not a Party, in connection with the discharge by the Manager of such duties and obligations.

12.02 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the Parties hereto or their respective successors or assigns and, in the case of the Issuer or Atlantic Holdings, approved by a majority of the managers and directors, respectively, who are independent of the Manager, the Existing Investors and their affiliates and associates.

12.03 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the Parties agree that

this Agreement shall be construed as if such unenforceable or invalid term, covenant or condition was never contained herein.

12.04 Notice

All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile transmittal during normal business hours on any Business Day to the address for the Manager or Atlantic Holdings, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile transmittal (as the case may be) if such delivery or facsimile transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Notices shall be provided:

(a) To Atlantic Holdings:

200 Clarendon Street
55th Floor
Boston, MA 02117

Attention: Chairman of the Board of Managers
Fax No.: (617) 531-6369

(b) To the Issuer:

200 Clarendon Street
55th Floor
Boston, MA 02117

Attention: Chairman of the Board of Directors
Fax No.: (617) 531-6369

(c) To Manager:

200 Clarendon Street
55th Floor
Boston, MA 02117

Attention: Chief Executive Officer
Fax No.: (617) 531-6369

12.05 Governing Law and Attornment

The provisions of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any

legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Ontario. Each Party hereby attorns to and accepts the exclusive jurisdiction of such courts.

12.06 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

12.07 Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements between the Parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

12.08 Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived. Waivers by Atlantic Holdings or the Issuer shall be approved by the managers of Atlantic Holdings and the directors of the Issuer who are independent of the Manager, the Existing Investors and their affiliates and associates.

12.09 Further Assurances

Each of Atlantic Holdings, the Issuer and the Manager shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

12.10 Time of the Essence

Time shall be of the essence in respect of this Agreement.

12.11 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

ATLANTIC POWER MANAGEMENT, LLC

Per: "*Barry Welch*"
Name: Barry Welch
Title: President and Chief Executive Officer

ATLANTIC POWER HOLDINGS, LLC

Per: "*Ken Hartwick*"
Name: Ken Hartwick
Title: Manager

ATLANTIC POWER CORPORATION

Per: "*Ken Hartwick*"
Name: Ken Hartwick
Title: Director

EXECUTION COPY

CREDIT AGREEMENT

Dated as of November 18, 2004

among

ATLANTIC POWER HOLDINGS, LLC,
as Borrower,

BANK OF MONTREAL,
as Administrative Agent,
L/C Issuer, and Collateral Agent

and

The Other Lenders Party Hereto

HARRIS NESBITT CORP.,
as
Arranger

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

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(continued)

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CREDIT AGREEMENT

THIS **CREDIT AGREEMENT** dated as of November 18, 2004 is made and entered into by and among **ATLANTIC POWER HOLDINGS, LLC**, a Delaware limited liability company (the "Borrower"), each lender from time to time party hereto (collectively, the "Lenders" and individually, a "Lender"), BANK OF MONTREAL as Administrative Agent and L/C Issuer, and as Collateral Agent.

The Borrower has requested that the Lenders provide a revolving credit facility, and the Lenders are willing to do so on the terms and conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I.
DEFINITIONS AND ACCOUNTING TERMS

1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

"Acceptable Security Interest" in any Property means a Lien which (a) exists in favor of the Administrative Agent for the benefit of any of the Administrative Agent, the L/C Issuer, the Lenders or any of their respective Affiliates, (b) is superior to all Liens or rights of any other Person (other than Liens specifically permitted under Section 7.01) in the Property or Collateral encumbered thereby (c) secures the Secured Obligations, and (d) is perfected and enforceable.

"Administrative Agent" means Bank of Montreal in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

"Administrative Agent's Office" means the Administrative Agent's address and, as appropriate, account as set forth on Schedule 10.02, or such other address or account as the Administrative Agent may from time to time notify to the Borrower and the Lenders.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

"Agent/Arranger Fee Letter" has the meaning specified in Section 2.10(c).

"Agent-Related Persons" means the Administrative Agent (including any successor administrative agent permitted hereby), together with its Affiliates (including, in the case of

Bank of Montreal in its capacity as the Administrative Agent, the Arranger), and the officers, directors, employees, agents and attorneys-in-fact of such Persons and Affiliates.

"Aggregate Commitments" means at any time the sum of the Commitments of all the Lenders under this Agreement.

"Agreement" means this Credit Agreement.

"Applicable Margin" means the following percentages per annum:

Base Rate Loans: 50.0 basis points;

Commitment Fee: 37.5 basis points;

Eurodollar Rate Loans: 200.0 basis points; and

Letters of Credit: 200.0 basis points.

"Approved Fund" means any Fund that is administered or managed by (a) a Lender or (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Arranger" means Harris Nesbitt Corp. in its capacity as arranger.

"Asset Sale" means: (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of Property or assets (including by way of a Sale/Leaseback Transaction) of the Borrower or any Subsidiary or Unrestricted Subsidiary of the Borrower (each referred to in this definition as a "**disposition**") or (ii) the issuance or sale of Equity Interests of any Subsidiary or Unrestricted Subsidiary of the Borrower (other than to the Borrower or another Subsidiary or Unrestricted Subsidiary of the Borrower) (whether in a single transaction or a series of related transactions), in each case other than: (a) a disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business; (b) the disposition of all or substantially all of the assets of the Borrower in a manner permitted pursuant to Section 7.04 or any disposition that constitutes a Change of Control; (c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under Section 7.03; (d) any disposition of Property or assets by a Subsidiary or Unrestricted Subsidiary of the Borrower to the Borrower or by the Borrower or a Subsidiary or Unrestricted Subsidiary of the Borrower to a Subsidiary or Unrestricted Subsidiary of the Borrower; (e) any exchange of like Property for use in a Similar Business; (f) sales of assets received by the Borrower upon the foreclosure on a Lien; and (g) sales of inventory in the ordinary course of business consistent with past practices and sales of equipment upon termination of a contract with a client entered into in the ordinary course of business pursuant to the terms of such contract.

"Assignee Conditions" means, in relation to any Person described in clause (c) of the defined term "Eligible Assignee", the conditions as follow: (i) if a Lender assigns to such an Eligible Assignee less than all of its Commitment and the Loans at the time owing to it (or a

participation in its L/C Obligations), any right of such assigning Lender and such assignee to vote as a Lender, or any other direct claim or right against the Borrower or any Guarantor in relation to this Agreement, shall be uniformly exercised or pursued by such assigning Lender and such assignee; and (ii) such assignee shall not be entitled to payment from any Loan Party under Article III of amounts in excess of those payable to such Lender assignor under such Article (determined without regard to such assignment or transfer).

"Assignment and Acceptance" means an Assignment and Acceptance substantially in the form of Exhibit D.

"Attorney Costs" means and includes all reasonable fees and disbursements of any law firm or other external counsel and expressly includes the allocated reasonable costs of internal legal services and disbursements of internal counsel.

"Audited Financial Statements" means the audited consolidated balance sheet of the Parent Guarantor and each of its consolidated Subsidiaries, for the fiscal year ended December 31, 2003, and the related consolidated statements of income and cash flows for such fiscal year of such Persons.

"Available Aggregate Commitment" means, at any time, the Aggregate Commitment then in effect minus the aggregate Outstanding Amount of Loans and L/C Obligations at such time.

"Base Rate" means for any day a fluctuating rate per annum equal to the higher of (a) the Federal Funds Rate plus 1/2 of 1% and (b) the rate of interest as publicly announced from time to time by Bank of Montreal as its "reference rate." Such reference rate is a rate set by Bank of Montreal based upon various factors including Bank of Montreal's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced reference rate. Any change in such reference rate announced by Bank of Montreal shall take effect at the opening of business on the day specified in the public announcement of such change.

"Base Rate Loan" means a Loan that bears interest based on the Base Rate.

"BMO ISDA Master Agreement" means that certain ISDA Master Agreement and the Schedule thereto, dated as of November 9, 2004, documenting the FX swap transaction entered into between Bank of Montreal and the Borrower on November 9, 2004.

"Board" means the Board of Governors of the Federal Reserve System of the United States of America.

"Borrower" has the meaning set forth in the introductory paragraph hereto and with respect to such Person, includes its successors and assigns permitted hereby, if any.

"Borrowing" means a borrowing consisting of simultaneous Loans of the same Type and having the same Interest Period made by each of the Lenders pursuant to Section 2.01.

"Business Day" means any day other than a Saturday, Sunday, or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, each of (a) the state where the Administrative Agent's Office is located and (b) the City of Toronto, Ontario, Canada, and if such day relates to any Eurodollar Rate Loan, it must also be a day on which dealings in Dollar deposits are conducted by and between banks in the applicable offshore Dollar interbank market.

"Capitalized Lease Obligations" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

"Capital Stock" means: (i) in the case of a corporation, corporate stock or equity interests, including, without limitation, corporate stock represented by IPSs and corporate stock outstanding upon the separation of IPSs into the securities represented thereby; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Cash" means U.S. Dollars or Cdn. Dollars.

"Cash Collateralize" means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the L/C Issuer and the Lenders, as collateral for the L/C Obligations, cash or deposit account balances denominated in U.S. Dollars or Cdn. Dollars pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent and the L/C Issuer (which documents are hereby consented to by the Lenders). Derivatives of such term shall have corresponding meaning.

"Cash Equivalents" means (i) (A) Cdn. Dollars and foreign currency exchanged into Cdn. Dollars within 180 days or (B) U.S. Dollars and foreign currency exchanged into U.S. Dollars within 180 days; (ii) securities issued or directly and fully guaranteed or insured by the U.S. or Canadian government or any agency or instrumentality thereof; (iii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of U.S.$200,000,000 and whose long-term debt is rated "A" or the equivalent thereof by Moody's or S&P; (iv) repurchase obligations for underlying securities of the types described in clauses (ii) and or by DBRS (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above; (v) commercial paper issued by a corporation (other than an Affiliate of the Borrower or an Affiliate of a Subsidiary of the Borrower) rated at least "A (low)" or higher by DBRS or "A3" or higher by Moody's or "A-" or higher by S&P and in each case maturing within one year after the date of acquisition; (vi) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) through (v) above; (vii) readily marketable direct obligations issued by or guaranteed by the Government of the United States or Canada, any state of the United States of America or any political subdivision thereof

having one of the two highest rating categories obtainable from DBRS, Moody's or S&P; and (viii) Indebtedness or preferred stock issued by Persons with a rating of P-2 or higher by DBRS, "A" or higher from S&P or "A-2" or higher from Moody's.

"Cash Flow" means, for any period, the difference of (i) the aggregate amount of all cash distributions received or receivable in respect of such period, by the Parent Guarantor from the Borrower, any Subsidiary or Unrestricted Subsidiary of the Borrower or any other source during such period plus the Parent Guarantor's *pro rata* share (based on its common membership ownership interest in the Borrower) of any cash distributions received by the Borrower in respect of such period and retained by the Borrower, in each such case exclusive of any distribution attributable to any net proceeds realized by the Parent Guarantor or any Subsidiary of the Parent Guarantor, including without limitation, the Borrower, any Subsidiary of the Borrower and any Unrestricted Subsidiary of the Borrower upon the sale or disposition of plant property and equipment, which is not disposed of in the ordinary course of business and any other extraordinary items, minus (ii) any amounts paid by the Parent Guarantor in respect of expenses (other than Interest Expense), including taxes determined on a *pro forma*, annual basis for a full tax year.

"Cash Flow Coverage Ratio" means for the most recently ended four fiscal quarters of the Parent Guarantor for which financial statements are available, the ratio of Cash Flow for such period to the total Interest Expense of the Parent Guarantor plus any mandatory principal repayments on outstanding Indebtedness of the Parent Guarantor for such period.

"Cdn. Dollars" and "Cdn.$" means lawful money of Canada.

"Cdn. GAAP" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants.

"Change of Control" means the occurrence of any of the following events:

(i) the sale, lease or transfer to any Person or group, in one or a series of related transactions, of the Parent Guarantor's or the Borrowers' assets generating more than 66 2/3% of the Parent Guarantor's Cash Flow for the 12-month period ended on the last day of the most recent fiscal quarter to any Person or group;

(ii) the adoption of a plan relating to the liquidation or dissolution of the Borrower or the Parent Guarantor;

(iii) the acquisition by any Person or group of a direct or indirect interest in more than 50% of: (A) the Common Shares of the Borrower or the common membership interests of the Parent Guarantor; or (B) the voting power or Voting Stock of the Borrower or the Parent Guarantor; by way of purchase, merger or consolidation or otherwise (other than a creation of a holding company that does not involve a change in the beneficial ownership of the Borrower as a result of such transaction); or

(iv) the merger or consolidation of the Borrower or the Parent Guarantor with or into another Person or the merger of another Person into the Borrower or the Parent

Guarantor with the effect that immediately after such transaction the shareholders of the Borrower or the holders of common membership interests of the Borrower immediately prior to such transaction hold, directly or indirectly, less than 50% of the total Voting Stock of the Person surviving such merger or consolidation, in each case other than the creation of a holding company that does not involve a change in the beneficial ownership of the Borrower or the Parent Guarantor as a result of such transaction.

"Closing Date" means the first date all the conditions precedent in Section 4.01 are satisfied or waived in accordance with Section 4.01 (or, in the case of Section 4.01(b), waived by the Person entitled to receive the applicable payment).

"Code" means the *United States Internal Revenue Code of 1986,* as amended, and any rules and regulations issued pursuant thereto.

"Collateral" means the Property of any Loan Party upon which Liens in favor of the Lenders have been granted or have been purported to have been granted by the terms of the applicable Security Documents.

"Collateral Agent" means Bank of Montreal, in its capacity as collateral agent under any of the Loan Documents, or any other successor collateral agent.

"Collateral Agency and Intercreditor Agreement" means that certain Collateral Agency and Intercreditor Agreement among the Loan Parties, the Collateral Agent and the Trustee, dated as of the Closing Date and substantially in the form of Exhibit I, as amended and in effect from time to time.

"Commitment" means, as to each Lender, its obligation to (a) make Loans to the Borrower pursuant to Section 2.01 and (b) purchase participations in L/C Obligations, in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Lender's name on Schedule 2.01, as such amount may be reduced or adjusted from time to time in accordance with this Agreement (the aggregate Commitments of all the Lenders, collectively, the "Commitments").

"Common Shares" means the common shares in the capital of the Borrower.

"Compliance Certificate" means a certificate substantially in the form of Exhibit C.

"Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any contract, agreement, instrument or other undertaking to which such Person is a party or by which it or any of its Property is bound pursuant to which such Person is obligated to perform an agreement or other undertaking.

"Credit Extension" means each of the following: (a) a Borrowing or (b) an L/C Credit Extension.

"DBRS" means Dominion Bond Rating Service Limited or any successor to the rating agency business thereof, or if no such successor, any other debt rating agency selected by the Borrower and approved by the Required Lenders.

"Debtor Relief Laws" means the Bankruptcy Code of the United States of America, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States of America or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Default" means any event that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

"Default Rate" means an interest rate equal to (a) the Base Rate plus (b) the Applicable Margin, if any, applicable to Base Rate Loans plus (c) 2% per annum; provided, however, that with respect to a Eurodollar Rate Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Margin) otherwise applicable to such Loan plus 2% per annum, in each case to the fullest extent permitted by applicable Laws.

"Deposit and Disbursement Agreement" means that certain Deposit and Disbursement Agreement among the Loan Parties, the Collateral Agent and Harris Bank as the depositary bank, dated as of the Closing Date and substantially in the form of Exhibit H, as amended and in effect from time to time.

"Designated Non-Cash Consideration" means the Fair Market Value of non-cash consideration received by the Borrower or one of its Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an Officers' Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-Cash Consideration.

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event: (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise; (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock; or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case prior to the first anniversary of the Stated Maturity of the Securities; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such first anniversary shall be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any director, manager, officer, employee or to any plan for the benefit of such parties of the Borrower or its Subsidiaries or by any such plan to such parties, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Borrower in order to satisfy applicable statutory or regulatory obligations or as a result of such parties' termination, death or disability.

"Distribution" for any Person means, with respect to any shares of any capital stock, any units, any partnership interests or other equity securities or ownership interests issued by such Person, (a) the retirement, redemption, purchase, or other acquisition for value of any such securities, (b) the declaration or payment of any dividend on or with respect to any such securities, and (c) any other payment by such Person with respect to such securities.

"Eligible Assignee" means (a) a Lender; (b) an Affiliate of a Lender that is financially capable of performing the obligations of a Lender under this Agreement; (c) an Approved Fund that is financially capable of performing the obligations of such Lender under this Agreement; and (d) any other Person (other than a natural Person) approved by the Administrative Agent, in the case of any assignment of a Loan, the L/C Issuer, and, unless an Event of Default has occurred and is continuing, the Borrower (each such approval not to be unreasonably withheld or delayed).

"Environmental Laws" means all Laws relating to environmental, health, safety and land use matters applicable to any property.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any rules and regulations issued pursuant thereto.

"ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with the Borrower within the meaning of Section 414(b) or (c) of the Code.

"ERISA Event" means (a) a Reportable Event with respect to a Pension Plan; (b) the incurrence by the Borrower of liability with respect to a withdrawal by the Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) the incurrence by the Borrower of liability with respect to a complete or partial withdrawal by the Borrower or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the incurrence by the Borrower of liability with respect to the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) the incurrence by the Borrower of liability with respect to an event or condition which could reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; or (f) the imposition of any liability under Title IV of ERISA, other than PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Borrower or any ERISA Affiliate; and with respect to each of the occurrences described in the preceding clauses (a) through (f), which could reasonably be expected to have a Material Adverse Effect.

"Eurodollar Rate" means for any Interest Period with respect to any Eurodollar Rate Loan:

(a) the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate that appears on the page of the Telerate screen (or any successor thereto) that displays an average British Bankers Association Interest Settlement Rate for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or

(b) if the rate referenced in the preceding subsection (a) does not appear on such page or service or such page or service shall cease to be available, the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate on such other page or other service that displays an average British Bankers Association Interest Settlement Rate for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or

(c) if the rates referenced in the preceding subsections (a) and (b) are not available, the rate per annum determined by the Administrative Agent as the rate of interest (rounded upward to the next 1/100th of 1%) at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Rate Loan being made, continued or converted by Bank of Montreal and with a term equivalent to such Interest Period would be offered by Bank of Montreal's London Branch to major banks in the offshore Dollar market at their request at approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period.

"Eurodollar Rate Loan" means a Loan that bears interest at a rate based on the Eurodollar Rate.

"Event of Default" means any of the events or circumstances specified in Article VIII.

"Excluded Contributions" means the net cash proceeds received by the Borrower after the Closing Date from (i) contributions to its common equity capital and (ii) the sale (other than to a Subsidiary of the Borrower or to the Borrower or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Borrower, in each case designated as Excluded Contributions pursuant to an Officers' Certificate executed by an Officer of the Borrower.

"Fair Market Value" means, with respect to any asset or Property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of who is under undue pressure or compulsion to complete the transaction.

"Federal Funds Rate" means, for any day, the rate per annum (rounded upwards to the nearest 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds

transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate charged to Bank of Montreal on such day on such transactions as determined by the Administrative Agent.

"Foreign Lender" has the meaning specified in Section 10.15.

"Fund" means any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

"GAAP" means either Cdn. GAAP or U.S. GAAP, as the context may require.

"Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of Canada or the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of Canada or of the United States of America is pledged and which are not callable or redeemable at the Borrower's option.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, administrative tribunal, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

"Guarantee" means each Guarantee made by the Guarantors in favor of the Administrative Agent on behalf of the Lenders, substantially in the form of Exhibit E, as amended and in effect from time to time.

"Guarantee Obligation" means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guarantying or having the economic effect of guarantying any Indebtedness or other obligation payable or performable by another Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease Property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligees in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligees against loss in respect thereof (in whole or in part), or (b) any Lien on any

assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person; provided, however, that the term "Guarantee Obligation" shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guarantying Person in good faith.

"Guarantors" means, collectively, the Parent Guarantor and each Subsidiary that executes and delivers to the Administrative Agent a Guarantee, so long as such Guarantee shall not have been expressly terminated by the Administrative Agent and the Lenders or shall not have been terminated in accordance with its express terms, in each case with respect to such Person.

"Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

"Honor Date" has the meaning set forth in Section 2.04(c)(i).

"Incur" means issue, assume, guarantee, incur or otherwise become liable for and **"Incurred"** or **"Incurrence"** will have a corresponding meaning; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

"Indebtedness" means, with respect to any Person: (i) the principal of any indebtedness of such Person, whether or not contingent: (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any Property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred, in each case Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the Property in service or taking delivery and title thereto, or (d) in respect of Capitalized Lease Obligations; (ii) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and (iii) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; provided, further, that any obligation of Borrower or any Subsidiary in respect of account credits or participants under any employee, director or officer compensation plan of the Borrower or Subsidiary and any obligation of the Borrower or any Subsidiary or Unrestricted Subsidiary in

respect of the Liquidity Right (as defined in the Subordinated Note Indenture), will be deemed not to constitute Indebtedness.

"Indemnified Liabilities" has the meaning set forth in Section 10.05.

"Indemnitees" has the meaning set forth in Section 10.05.

"Independent Financial Advisor" means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of the Borrower, qualified to perform the task for which it has been engaged.

"Interest Expense" means, in respect of any Person, for any period, the total cash interest expense (including that attributable to Capitalized Lease Obligations) of such Person for such period with respect to all outstanding Indebtedness of such Person (including, without limitation, all commissions, discounts and other fees and charges owed by such Person with respect to letters of credit and bankers' acceptance financing and net costs of such Person under hedge agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP).

"Interest Payment Date" means, (a) as to any Loan other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan; provided, however, that if any Interest Period for a Eurodollar Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan, the last Business Day of each March, June, September and December and the Maturity Date.

"Interest Period" means as to each Eurodollar Rate Loan, the period commencing on the date such Eurodollar Rate Loan is disbursed or converted to or continued as a Eurodollar Rate Loan and ending on the date one, two, three or six months thereafter, as selected by the Borrower in its Loan Notice; provided that:

(i) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless, in the case of a Eurodollar Rate Loan, such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(ii) any Interest Period pertaining to a Eurodollar Rate Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(iii) no Interest Period shall extend beyond the scheduled Maturity Date.

"Investment Grade Securities" means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB (low)

or higher by DBRS, BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or if no rating of DBRS, S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Borrower and its Subsidiaries and Unrestricted Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

"Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration (including agreements providing for the adjustment of purchase price) of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Borrower in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other Property.

"IPSs" means the Income Participating Securities as defined in and contemplated by that certain Issuer's Final Prospectus, dated as of November 10, 2004.

"IPS Prospectus" means that certain Issuer's Final Prospectus, dated as of November 10, 2004.

"IPS Transaction" means the issuance of the IPSs and the Subordinated Notes as contemplated by the IPS Prospectus and the Subordinated Note Indenture.

"IRS" means the United States Internal Revenue Service.

"Issuer" means Atlantic Power Corporation, a corporation established under the laws of the Province of Ontario, Canada, in its capacity as the issuer of the IPSs and Subordinated Notes.

"Laws" means, collectively, all international, foreign, federal, state, provincial and local statutes, treaties, decrees, rules, guidelines, regulations, ordinances, codes, municipal by-laws and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable arbitral, administrative, ministerial, departmental or regulatory judgments, order, directed duties, requests, licenses, decisions, rulings or awards, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law binding on or affecting the Person referred to in the context in which the term was used.

"L/C Advance" means, with respect to each Lender, such Lender's funded participation in any Unreimbursed Amount in accordance with Section 2.04(c)(iii).

"L/C Borrowing" means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Borrowing.

"L/C Credit Extension" means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the renewal or increase of the amount thereof.

"L/C Issuer" means Bank of Montreal in its capacity as issuer of Letters of Credit hereunder, or any successor issuer of Letters of Credit hereunder.

"L/C Obligations" means, as at any date of determination, the aggregate undrawn face amount of all outstanding Letters of Credit plus to the extent unreimbursed, the aggregate of all Unreimbursed Amounts, including, without duplication, all L/C Borrowings and L/C Advances.

"Lender" has the meaning specified in the introductory paragraph hereto and, as the context requires, includes the L/C Issuer.

"Lending Office" means, as to any Lender, the office or offices of such Lender described as such on Schedule 10.02, or such other office or offices as a Lender may from time to time notify the Borrower and the Administrative Agent.

"Letter of Credit" means any letter of credit issued hereunder. A Letter of Credit may be a commercial letter of credit or a standby letter of credit.

"Letter of Credit Application" means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by the L/C Issuer and on terms satisfactory to the L/C Issuer and the Borrower; provided, in the event of any conflict between such application and agreement and the terms of this Agreement, the terms of this Agreement shall control.

"Letter of Credit Expiration Date" means the day that is seven days prior to the Maturity Date (or, if such day is not a Business Day, the next preceding Business Day).

"Letter of Credit Sublimit" means an amount equal to the lesser of the Commitments and U.S.$30,000,000. The Letter of Credit Sublimit is part of, and not in addition to, the Commitments.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code or the *Personal Property Security Act* (Ontario) (or equivalent statutes) of any jurisdiction); provided that in no event will an operating lease be deemed to constitute a Lien.

"Loan" means an extension of credit by a Lender to the Borrower under Section 2.01.

"Loan Documents" means this Agreement, each Note, the Agent/Arranger Fee Letter, each Request for Credit Extension, each Compliance Certificate, each Guarantee and each other Security Document.

"Loan Notice" means written or telephonic notice of (a) a Borrowing, (b) a conversion of Loans from one Type to the other, or (c) a continuation of Loans as the same Type, pursuant to Section 2.02(a), which, if in writing, shall be substantially in the form of Exhibit A or if telephonic, shall be immediately followed by written notice in the form of Exhibit A; provided, any such telephone notice shall be irrevocable when given notwithstanding that it is required to be so confirmed in writing.

"Loan Parties" means, collectively, the Borrower and the Guarantors.

"Material Adverse Effect" means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, financial condition, or assets of (i) the Parent Guarantor or (ii) the Borrower and its consolidated Subsidiaries taken as a whole; (b) a material impairment of the ability of any Loan Party to pay any Obligation when due or otherwise to perform its material obligations under this Agreement, any Guarantee, any other Security Document or any Note, in each case, to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability of this Agreement, any Guarantee, any other Security Document or any Note, in each case, against any Loan Party a party thereto.

"Maturity Date" means (a) November 18, 2007, or such later date to which the tenor of the Commitments may be extended in accordance with the terms hereof, or (b) such earlier date upon which the Commitments may be terminated in accordance with the terms hereof.

"Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof, or if no such successor, any other debt rating agency selected by the Borrower and approved by the Required Lenders.

"Multiemployer Plan" means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Borrower or any ERISA Affiliate makes or is obligated to make contributions.

"Net Proceeds" means the aggregate cash proceeds received by the Borrower or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-Cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other considerations received in any other non-cash form), net of the direct costs to the Borrower or such Subsidiary relating to such Asset Sale and the sale or disposition of such Designated Non-Cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on

Indebtedness required other than pursuant to Section 7.05(b) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the Borrower as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Borrower after such sale or other disposition thereof, including, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

"Note" means, a promissory note made by the Borrower in favor of a Lender evidencing Loans made by such Lender, substantially in the form of Exhibit B.

"Obligations" means all advances to, and debts, liabilities and obligations of, any Loan Party arising under any Loan Document, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising and including interest that accrues after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding.

"Officers' Certificate" means a certificate signed on behalf of the Borrower by two Responsible Officers of the Borrower, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Borrower that meets the requirements set forth in this Agreement.

"Onondaga Swap" means that certain swap agreement between Niagara Mohawk Power Corporation and the Mortgagor dated as of June 30, 1998 and expiring on June 30, 2008.

"Organization Documents" means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws; (b) with respect to any limited liability company, the certificate of formation and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation with the secretary of state or other department in the state of its formation, in each case as amended from time to time.

"Outstanding Amount" means (i) with respect to Loans, on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments occurring on such date; and (ii) with respect to any L/C Obligations on any date, the amount of such L/C Obligations on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements of outstanding unpaid drawings under any Letters of Credit or any reductions in the maximum amount available for drawing under Letters of Credit taking effect on such date.

"Parent Guarantor" means Atlantic Power Corporation, a corporation established under the laws of the Province of Ontario, Canada.

"Participant" has the meaning specified in Section 10.07(d).

"PBGC" means the Pension Benefit Guaranty Corporation.

"Pension Plan" means any "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA, and in respect of which the Borrower or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of (or if such plan were terminated would under Section 4069 of ERISA be deemed to be) an "employer", as defined in Section 3(5) of ERISA, contributed or had an obligation to contribute at any time during the immediately preceding five plan years.

"Permitted Investments" means: (i) any Investment in the Borrower or any Subsidiary; (ii) any Investment in Cash Equivalents or Investment Grade Securities; (iii) any Investment by the Borrower or any Subsidiary of the Borrower in a Person that is primarily engaged in a Similar Business; (iv) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to Section 7.05 or any other disposition of assets not constituting an Asset Sale; (v) any Investment existing on the Closing Date; (vi) advances to employees of the Borrower or any Subsidiary not in excess of U.S.$5,000,000 outstanding at any one time in the aggregate; (vii) any Investment acquired by the Borrower or any of its Subsidiaries: (a) in exchange for any other Investment or accounts receivable held by the Borrower or any such Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Borrower or any of its Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (viii) Hedging Obligations permitted under Section 7.02(b)(vii); (ix) additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed the greater of 7.5% of the total assets of the Borrower and its Subsidiaries or U.S.$5,000,000 at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (x) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business, and account credits and payments to participants under the Borrower's or its Subsidiaries' long-term compensation plan or any successor or similar compensation plan; (xi) Investments the payment for which consists of Equity Interests of the Borrower (other than Disqualified Stock); (xii) Intentionally Blank; (xiii) Intentionally Blank; (xiv) Guarantees Incurred in accordance with Section 7.02; (xv) any Investment by Subsidiaries in other Subsidiaries; (xvi) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business; (xvii) loans and advances to current or former management personnel of the Borrower and/or any entity in which any current or former management personnel of the Borrower has a beneficial or equity interest, pursuant to any management equity plan or stock option plan or any other management or employee benefit or incentive plan or agreement or any other agreement pursuant to which stock is held for the benefit of such Persons not to exceed U.S.$5,000,000 in aggregate principal amount at any time outstanding, the proceeds of which will be used to purchase or redeem, directly or indirectly, shares of Capital Stock of the Borrower; and (xviii) Investments made by any Unrestricted Subsidiary; provided such Investments do not otherwise violate the restrictions and limitations of Article VII.

"Permitted Liens" means, with respect to any Person: (i) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Canadian or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (ii) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person will then be proceeding with an appeal or other proceedings for review; (iii) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; (iv) Liens in favour of issuers of performance and surety bonds or bid bonds or completion guarantees or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; (v) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (vi) Liens securing Indebtedness permitted to be incurred pursuant to this Agreement; (vii) Liens existing on the Closing Date; (viii) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Borrower or any Subsidiary of the Borrower; (ix) Liens on property at the time the Borrower or a Subsidiary other of the Borrower acquired the property, including any acquisition by means of a merger or consolidation with or into the Borrower or any Subsidiary of the Borrower; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Borrower or any Subsidiary; (x) Liens securing Indebtedness or other obligations of a Subsidiary of the Borrower owing to the Borrower or another Subsidiary of the Borrower permitted to be Incurred in accordance with Section 7.02; (xi) Liens securing Hedging Obligations of the Borrower so long as the related Indebtedness is, and is permitted to be under this Agreement, secured by a Lien on the same property securing such Hedging Obligations of the Borrower; provided that any such Liens securing the Hedging Obligation of the Borrower and a counterparty that is not a Lender or Bank of Montreal or an Affiliate of a Lender or Bank of Montreal, under certain circumstances shall be subordinated in right of payment to the Secured Obligations as provided in Sections 3.1(b)(ii), 3.2(b)(ii) and 3.3(b)(ii) of the Deposit and Disbursement Agreement; and provided further that in order to have the benefits of such collateral and to be a "Secured Party" for purposes of the Deposit and Disbursement Agreement and the Collateral Agency and Intercreditor Agreement, such counterparty to such Hedging Obligations has become a party to the Collateral Agency and Intercreditor Agreement by executing and delivering to the Collateral

Agent a Joinder Agreement substantially in the form of Exhibit A to the Collateral Agency and Intercreditor Agreement (xii) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Borrower or any of its Subsidiaries; (xiii) Liens arising from Personal Property Registry filings or Uniform Commercial Code financing statement filings regarding operating leases entered into by the Borrower and its Subsidiaries in the ordinary course of business; (xiv) Liens in favour of the Borrower; (xv) Liens encumbering deposits made in the ordinary course of business to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of offset and set-off; (xvi) Liens to secure any refinancing, refunding, extension, renewal or replacement or successive refinancings, refundings, extensions, renewals or replacements as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (vii), (viii), (ix), (x) and (xi); provided, however, that (A) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (1) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (vii), (viii), (ix), (x) and (xi) at the time the original Lien became a Permitted Lien under this Agreement and (2) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; and (xvii) Liens created or Incurred by an Unrestricted Subsidiary; provided, however, that any such Liens permitted pursuant to this clause (xvii) shall not encumber, restrict or in any other way affect the Property of the Borrower or any other Subsidiary of the Borrower.

"Person" means any individual, corporation, partnership, business trust, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Plan" means any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) established by the Borrower or any ERISA Affiliate.

"Pledge Agreements" means, each pledge and security agreement made by the applicable Loan Party in favor of the Administrative Agent on behalf of the Lenders, as may be required by the Administrative Agent from time to time and substantially in the form of either Exhibit G or Exhibit G-1, as amended and in effect from time to time.

"Preferred Stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

"Project Documents" includes all power purchase agreements, steam sales contracts, operating and maintenance agreements, administrative services contracts, lease agreements, construction contracts (other than purchase orders), transmission agreements, fuel supply and transportation contracts, Project loan agreements, partnership agreements, limited liability company agreements and other organizational documents that relate to a Project, other than any such agreement that has a term of one year or less or that may be cancelled or terminated by a party thereto on less than one year's notice without substantial economic detriment.

"Project Holding Entities" has the meaning specified in the IPS Prospectus.

"Project Level Subsidiary" means any Subsidiary that is not a Project Holding Entity.

"Projects" means the projects described in the Prospectus.

"Property" means any interest or right in any kind of property or assets, whether real, personal, or mixed, owned or leased, tangible or intangible, and whether now held or hereafter acquired.

"Pro Rata Share" means, with respect to each Lender, the percentage (carried out to the ninth decimal place) of the Commitments set forth opposite the name of such Lender on Schedule 2.01, as such share may be adjusted as contemplated herein.

"Quarterly Base Dividend Level" means the U.S. Dollar Equivalent of Cdn.$ 0.3657 per Common Share of the Issuer, divided by four, subject to adjustment in the event of a stock split, recombination, consolidation or reclassification, issuance at less than fair market value, or the issuance of Common Shares at less that the U.S. Dollar Equivalent of Cdn. $4.23 per Common Share (which adjustment shall be accompanied by an opinion of an independent advisor that the adjustment is fair to the Secured Parties).

"Register" has the meaning set forth in Section 10.07(c).

"Reportable Event" means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.

"Request for Credit Extension" means (a) with respect to a Borrowing, conversion or continuation of Loans, a Loan Notice, and (b) with respect to an L/C Credit Extension, a Letter of Credit Application.

"Required Lenders" means, as of any date of determination, Lenders whose Voting Percentages aggregate to more than 66 2/3%.

"Responsible Officer" means the chairman of the board, the president, any chief executive officer, chief financial officer, senior vice president or vice president, the assistant treasurer, secretary or assistant secretary, manager, board of managers or attorney-in-fact (i) of a Loan Party, or (ii) of any Person appointed or authorized to act by any Loan Party pursuant to any management or similar agreement.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Payment" has the meaning set forth in Section 7.03(a).

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. or any successor to the rating agency business thereof, or if no such successor, any other debt rating agency selected by the Borrower and approved by the Required Lenders.

"Sale/Leaseback Transaction" means an arrangement relating to Property now owned or hereafter acquired by the Borrower or its Subsidiary whereby the Borrower or its Subsidiary transfers such Property to a Person and the Borrower or such Subsidiary leases it from such

Person, other than leases between the Borrower and a Wholly-Owned Subsidiary or between Wholly-Owned Subsidiaries.

"Securities" has the meaning set forth in the Subordinated Note Indenture.

"Security Documents" means each Guarantee, the Deposit and Disbursement Agreement, the Collateral Agency and Intercreditor Agreement, each Pledge Agreement, the Security Agreement and any and all other agreements, deeds of trust, mortgages, chattel mortgages, security agreements, pledges, control agreements, guaranties, depositary agreements, assignments of production or proceeds of production, assignments of income, assignments of contract rights, assignments of equity interests, assignments of royalty interests, assignments of performance, completion or surety bonds, standby agreements, subordination agreements, undertakings and other instruments and financing statements now or hereafter executed and delivered by any Person (other than solely by any Administrative Agent or any Lenders and/or any other creditor participating in the Loans or any collateral or security therefor) in connection with, or as security for any Secured Obligation of a Loan Party (each as they may be amended or modified from time to time).

"Secured Indebtedness" means any Indebtedness of the Borrower or any Subsidiary secured by a Lien, including the Indebtedness hereunder.

"Secured Obligations" means, any or all of (i) the Obligations, (ii) any Hedging Obligation of the Borrower to any of the Lenders, Bank of Montreal or their respective Affiliates (iii) any obligation of a Borrower to any of the Lenders, Bank of Montreal or their respective Affiliates with respect to cash management exposure and funds transfer and deposit account liabilities.

"Security Agreement" means, each security agreement made by the applicable Loan Party in favor of the Administrative Agent on behalf of the Lenders, as may be required by the Administrative Agent from time to time and substantially in the form of either Exhibit J as amended and in effect from time to time

"Senior Indebtedness" with respect to the Borrower or any Subsidiary of the Borrower means all Secured Indebtedness of the Borrower or any such Subsidiary including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Borrower or any Subsidiary of the Borrower whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole, fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, whether outstanding on the Closing Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the obligations hereunder or such Subsidiary's Guarantee, as applicable; provided, however, that Senior Indebtedness shall not include, as applicable, (i) any obligation of the Borrower to any Subsidiary or Unrestricted Subsidiary of the Borrower, or of such Subsidiary or Unrestricted Subsidiary to the Borrower or any other Subsidiary or Unrestricted Subsidiary of the Borrower, (ii) any liability for federal, state, provincial, local or other taxes owed or owing by the Borrower or such Subsidiary, (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business

(including guarantees thereof or instruments evidencing such liabilities), (iv) any Indebtedness or obligation of the Borrower or such Subsidiary which is *Pari Passu* Indebtedness (as defined in the Subordinated Note Indenture) under the Subordinated Note Indenture, or (v) any obligations with respect to any Capital Stock.

"Similar Business" means a business, the majority of whose revenues are derived from the generation of electric power, or the activities of the Borrower and its Subsidiaries as of the Closing Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto, including investing in power generation facilities.

"Solvent" means, with respect to any Person at any time, a condition under which (a) the fair saleable value of such Person's assets is, on the date of determination, greater than the total amount of such Person's liabilities (including contingent and unliquidated liabilities) at such time; and (b) such Person is able to pay all of its liabilities as such liabilities mature. For purposes of this definition (i) the amount of a Person's contingent or unliquidated liabilities at any time shall be that amount which, in light of all the facts and circumstances then existing, represents the amount which can reasonably be expected to become an actual or matured liability, (ii) the "fair saleable value" of an asset shall be the amount which may be realized within a reasonable time either through collection or sale of such asset at its regular market value, and (iii) the "regular market value" of an asset shall be the amount which a capable and diligent business person could obtain for such asset from an interested buyer who is willing to purchase such asset under ordinary selling conditions.

"Specified Project Effect" means, from time to time, defaults with respect to Contractual Obligations of any Loan Party or any Subsidiary of any Loan Party, as applicable, related to one or more Projects which Contractual Obligations, in the aggregate, impact at least 20% of the Loan Parties' net cash flow from all of the Projects for the 12 month period ending the date of the most recent quarterly financial statements delivered pursuant to Section 6.01; provided, that for purposes hereof such net cash flow shall be reduced on a *pro forma* basis to reflect any Asset Sales occurring since the date of such financials.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the Borrower unless such contingency has occurred).

"Subordinated Indebtedness" means, with respect to the Borrower or any Subsidiary, all Indebtedness of the Borrower or any Subsidiary which is not Senior Indebtedness.

"Subordinated Note Indenture" means that certain 11% Subordinated Notes Indenture dated November 18, 2004 among the Issuer, the guarantors a party thereto and Computershare Trust Company of Canada, in its capacity as trustee to the Indenture.

"Subordinated Notes" means the Subordinated Notes issued pursuant to the Subordinated Note Indenture and as defined in and contemplated by the IPS Prospectus.

"Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which 40% or more of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership, joint venture or limited liability company of which (x) 40% or more of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and such Person owns or controls, directly or indirectly, 40% or more of the total equity and voting rights of the general partner of such entity; for greater certainty, the Subsidiaries of the Borrower will include all entities listed on Schedule 5.13. Notwithstanding the foregoing or anything contained or referred to in any Loan Document to the contrary, no Unrestricted Subsidiary shall be deemed a Subsidiary of the Borrower for any purpose under any Loan Document.

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

"Swap Termination Value" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a) the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include any Lender).

"Taxes" means U.S. Taxes as defined in Section 3.01.

"Threshold Amount" means U.S.$25,000,000.

"Treasury Regulations" means the U.S. Treasury regulations (including final, temporary and proposed regulations) promulgated under the Code.

"Trustee" has the meaning set forth in the Subordinated Note Indenture.

"Type" means with respect to a Loan, its character as a Base Rate Loan or a Eurodollar Rate Loan.

"Unfunded Pension Liability" means the excess of a Pension Plan's benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Pension Plan's assets, determined in accordance with the assumptions used for funding the Pension Plan pursuant to Section 412 of the Code for the applicable plan year.

"Unreimbursed Amount" has the meaning set forth in Section 2.04(c)(i).

"Unrestricted Subsidiary" means any Subsidiary of the Borrower that is designated as such to the Administrative Agent pursuant to Section 6.14 after the date hereof; provided, however, that no Guarantor, Project Holding Entity, or other Subsidiary of the Borrower as of the Closing Date shall be designated as an Unrestricted Subsidiary without the prior written consent of the Administrative Agent and the Required Lenders, such consent to be granted in the sole discretion of the Administrative Agent and the Required Lenders.

"U.S. Dollar" and "U.S.$" mean lawful money of the United States of America.

"U.S. Dollar Equivalent" of Cdn. Dollars with respect to any amount of U.S. Dollars at any date shall mean the equivalent in Cdn. Dollars of U.S. Dollars calculated on the basis of the arithmetical mean of the buy and sell spot price rates of exchange of the Administrative Agent for Cdn. Dollars at 11:00 a.m. New York time, on the date on or as of which such amount is to be determined.

"U.S. GAAP" means United States of America generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession, that are generally accepted in the United States of America and applicable to the circumstances as of the date of determination, consistently applied.

"Voting Percentage" means, as to any Lender, (a) at any time when the Commitments are in effect, such Lender's Pro Rata Share and (b) at any time after the termination of the Commitments, the percentage (carried out to the ninth decimal place) which (i) the sum of (A) the Outstanding Amount of such Lender's Loans, plus (B) such Lender's Pro Rata Share of the Outstanding Amount of L/C Obligations, divided by (ii) the Outstanding Amount of all Loans and L/C Obligations; provided, however, that if any Lender has failed to fund any portion of the Loans or participations in L/C Obligations required to be funded by it hereunder, such Lender's

Voting Percentage shall be deemed to be zero percent (0%), and the respective Pro Rata Shares and Voting Percentages of the other Lenders shall be recomputed for purposes of this definition and the definition of "Required Lenders" without regard to such Lender's Commitment or the outstanding amount of its Loans, and L/C Advances, as the case may be.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors, managers or trustees, as the case may be, of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

"Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which will at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

1.02 Other Interpretive Provisions.

(a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b) (i) The words "herein" and "hereunder" and words of similar import when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision thereof.

(ii) Unless otherwise specified herein, Article, Section, Exhibit and Schedule references are to this Agreement.

(iii) The term "including" is by way of example and not limitation.

(iv) The term "documents" includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced.

(v) The verb "continue", and its usage in correlative forms, with reference to a Default or an Event of Default, shall mean that such Default or Event of Default has occurred and continues and, if applicable, after the passage of the applicable notice or cure period continues uncured, unwaived or otherwise unremedied, or with respect to the event or circumstance giving rise thereto, and after the passage of the applicable notice or cure period, continues uncured, unwaived or otherwise unremedied.

(vi) all "dollars" are in U.S. dollars, unless otherwise stated;

(vii) a term has the meaning assigned to it;

(viii) "or" is not exclusive;

(ix) the principal amount of any non-interest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the issuer dated such date prepared in accordance with GAAP;

(x) the principal amount of any Preferred Stock shall be (i) the maximum liquidation value of such Preferred Stock or (ii) the maximum mandatory redemption or mandatory repurchase price with respect to such Preferred Stock, whichever is greater;

(xi) for the purposes of calculating a financial ratio all dollar amounts will be converted into the appropriate currency in accordance with GAAP or as otherwise provided herein;

(xii) for the purposes of any the financial covenants and related definition set out in this Agreement or the other Loan Documents in respect of the period between the date hereof and such date ending March 31, 2006, financial results that are available for periods of less than 12 months shall be annualized; and

(xiii) the financial provisions and information set forth in the IPS Prospectus shall be deemed to (i) satisfy any condition precedent set forth in Section 4.01 or Section 4.02 relating to the provision of any financial statements, balance sheets or other financial information, and (ii) constitute the basis for any comparisons of any financial statements, balance sheets or other financial information through December 31, 2005.

(c) In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including;" the words "to" and "until" each mean "to but excluding;" and the word "through" means "to and including."

(d) Section headings herein and the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

1.03 Accounting Terms. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Audited Financial Statements, except as otherwise specifically prescribed herein.

1.04 Rounding. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.05 References to Agreements and Laws. Unless otherwise expressly provided herein, (a) references to documents (including the Loan Documents) shall be deemed to include

all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are not prohibited by any Loan Document, and (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

ARTICLE II.
THE COMMITMENTS AND CREDIT EXTENSIONS

2.01 Loans. Subject to the terms and conditions set forth herein, each Lender severally agrees to make loans (each such loan, a "Loan") to the Borrower from time to time on any Business Day during the period from the Closing Date to the Maturity Date, in an aggregate amount for all Loans to the Borrower not to exceed at any time outstanding the amount of such Lender's Commitment; provided, however, that after giving effect to any Borrowing, (i) the aggregate Outstanding Amount of all Loans and L/C Obligations shall not exceed the Commitments, and (ii) the aggregate Outstanding Amount of the Loans of any Lender, plus such Lender's Pro Rata Share of the Outstanding Amount of all L/C Obligations shall not exceed such Lender's Commitment. Within the limits of each Lender's Commitment, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.01, prepay under Section 2.06, and reborrow under this Section 2.01. Loans may be Base Rate Loans or Eurodollar Rate Loans, as further provided herein.

2.02 Borrowings, Conversions and Continuations of Loans.

(a) Each Borrowing (other than an L/C Borrowing), each conversion of Loans from one Type to the other, and each continuation of Loans as the same Type shall be made upon the Borrower's irrevocable notice to the Administrative Agent. Each such notice must be received by the Administrative Agent not later than 12:00 p.m., New York time, (i) three Business Days prior to the requested date of any Borrowing of, conversion to or continuation of Eurodollar Rate Loans or of any conversion of Eurodollar Rate Loans to Base Rate Loans, and (ii) on the requested date of any Borrowing of Base Rate Loans. Each Borrowing of, conversion to or continuation of Eurodollar Rate Loans shall be in a principal amount of U.S.$1,000,000 or a whole multiple of U.S.$1,000,000 in excess thereof. Each Borrowing of or conversion to Base Rate Loans shall be in a principal amount of U.S.$500,000 or a whole multiple of U.S.$100,000 in excess thereof. Each Loan Notice shall specify (i) whether the Borrower is requesting a Borrowing, a conversion of Loans from one Type to the other, or a continuation of Loans as the same Type, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Loans are to be converted, and (v) if applicable, the duration of the Interest Period with respect thereto. If the Borrower fails to specify a Type of Loan in a Loan Notice or if the Borrower fails to give a timely notice requesting a conversion or continuation, then the applicable Loans shall be made or continued as, or converted to, Base Rate Loans. Any such automatic conversion to Base Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurodollar Rate Loans. If the Borrower requests a Borrowing of, conversion to, or

continuation of Eurodollar Rate Loans in any such Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month.

(b) Following receipt of a Loan Notice, the Administrative Agent shall promptly notify each Lender of its Pro Rata Share of the applicable Loans, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall notify each Lender of the details of any automatic conversion to Base Rate Loans described in the preceding subsection. In the case of a Borrowing, each Lender shall make the amount of its Loan available to the Administrative Agent in immediately available funds at the Administrative Agent's Office not later than 1:00 p.m., New York time, on the Business Day specified in the applicable Loan Notice. Upon satisfaction of the applicable conditions set forth in Section 4.02 (and, if such Borrowing is the initial Credit Extension, Section 4.01), the Administrative Agent shall make all funds so received available to the Borrower in like funds as received by the Administrative Agent either by (i) crediting the account of the Borrower on the books of the Administrative Agent with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to the Administrative Agent by the Borrower; provided, however, that if, on the date of the Borrowing there are L/C Borrowings outstanding, then the proceeds of such Borrowing shall be applied, first, to the payment in full of any such L/C Borrowings, and second, to the Borrower as provided above.

(c) Except as otherwise provided herein, a Eurodollar Rate Loan may be continued or converted only on the last day of the Interest Period for such Eurodollar Rate Loan. During the existence of a Default or Event of Default, no Loans may be requested as, converted to or continued as Eurodollar Rate Loans without the consent of the Required Lenders, and the Required Lenders may demand among other things, that any or all of the then outstanding Eurodollar Rate Loans be converted to Base Rate Loans at the end of the respective Interest Periods therefor, if at the end of such periods, a Default or an Event of Default is then in existence.

(d) The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Eurodollar Rate Loan upon determination of such interest rate. The determination of the Eurodollar Rate by the Administrative Agent shall be conclusive in the absence of manifest error. The Administrative Agent shall notify the Borrower and the Lenders of any change in Bank of Montreal's reference rate used in determining the Base Rate promptly following the public announcement of such change.

(e) After giving effect to all Borrowings, all conversions of Loans from one Type to the other, and all continuations of Loans as the same Type, there shall not be more than ten (10) Interest Periods in effect with respect to Loans.

2.03 Intentionally Blank.

2.04 Letters of Credit.

(a) The Letter of Credit Commitment.

(i) Subject to the terms and conditions set forth herein, (A) the L/C Issuer agrees, in reliance upon the agreements of the other Lenders set forth in this Section 2.04, (1) from time to time on any Business Day during the period from the Closing Date until the Letter of Credit Expiration Date, to issue Letters of Credit for the account of the Borrower, and to amend Letters of Credit previously issued by it, in accordance with subsection (b) below, and (2) to honor drafts under the Letters of Credit; and (B) the Lenders severally agree to participate in Letters of Credit issued for the account of the Borrower; provided that the L/C Issuer shall not be obligated to make any L/C Credit Extension with respect to any Letter of Credit, and no Lender shall be obligated to participate in, any Letter of Credit if as of the date of such L/C Credit Extension, (x) the Outstanding Amount of all L/C Obligations and all Loans would exceed the Commitments, (y) the aggregate Outstanding Amount of the Loans of any Lender, plus such Lender's Pro Rata Share of the Outstanding Amount of all L/C Obligations, would exceed such Lender's Commitment, or (z) the Outstanding Amount of the L/C Obligations would exceed the Letter of Credit Sublimit. Within the foregoing limits, and subject to the terms and conditions hereof, the Borrower's ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrower may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed.

(ii) The L/C Issuer shall be under no obligation to issue any Letter of Credit if:

(A) any order, judgment or decree of any Governmental Authority or arbitrator, in each case with jurisdiction over the L/C Issuer, shall by its terms purport to enjoin or restrain the L/C Issuer from issuing such Letter of Credit, or any Law applicable to the L/C Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the L/C Issuer shall prohibit, or request that the L/C Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the L/C Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the L/C Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon the L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which the L/C Issuer in good faith deems material to it;

(B) the expiry date of such requested Letter of Credit would occur more than twelve months after the date of issuance, unless all the Lenders have approved such expiry date;

(C) the expiry date of such requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless all the Lenders have approved such expiry date;

(D) the issuance of such Letter of Credit would violate one or more policies of the L/C Issuer; or

(E) such Letter of Credit is in a face amount less than U.S.$100,000, in the case of a commercial Letter of Credit, or U.S.$500,000, in the case of any other type of Letter of Credit, or is to be denominated in a currency other than Dollars.

(iii) The L/C Issuer shall be under no obligation to amend any Letter of Credit if (A) the L/C Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(b) Procedures for Issuance and Amendment of Letters of Credit.

(i) Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Borrower delivered to the L/C Issuer (with a copy to the Administrative Agent) in the form of a Letter of Credit Application, appropriately completed and signed by a Responsible Officer of the Borrower. Such L/C Application must be received by the L/C Issuer and the Administrative Agent not later than 11:00 a.m., New York time, at least two Business Days (or such later date and time as the L/C Issuer may agree in a particular instance in its sole discretion) prior to the proposed issuance date or date of amendment, as the case may be. In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the L/C Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount thereof; (C) the expiry date thereof; (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; and (G) such other matters as the L/C Issuer may require. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the L/C Issuer (A) the Letter of Credit to be amended; (B) the proposed date of amendment thereof (which shall be a Business Day); (C) the nature of the proposed amendment; and (D) such other matters as the L/C Issuer may require.

(ii) Promptly after receipt of any Letter of Credit Application, the L/C Issuer will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit Application from the Borrower and, if not, the L/C Issuer will provide the Administrative Agent with a copy thereof. Upon receipt by the L/C Issuer of confirmation from the Administrative Agent that the requested issuance or amendment is permitted in accordance with the terms hereof, then, subject to the terms and conditions hereof, the L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of the Borrower or enter into the applicable amendment, as the case may be, in each case in accordance with the L/C Issuer's usual and customary business practices. Immediately upon the issuance of each Letter of Credit, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the L/C Issuer a participation in such Letter of Credit in an amount equal to the product of such Lender's Pro Rata Share times the amount of such Letter of Credit.

(iii) Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the L/C Issuer will also deliver to the Borrower and the Administrative Agent a true and complete copy of such Letter of Credit or amendment.

(c) Drawings and Reimbursements; Funding of Participations.

(i) Upon any drawing under any Letter of Credit, the L/C Issuer shall notify the Borrower and the Administrative Agent thereof. Not later than 12:00 p.m., New York time, on the date of any payment by the L/C Issuer under a Letter of Credit (each such date, an "Honor Date"), the Borrower shall reimburse the L/C Issuer through the Administrative Agent in an amount equal to the amount of such drawing; provided that if Borrower has not received notice of such drawing prior to 11:00 a.m. on the Honor Date, Borrower shall reimburse the L/C Issuer through the Administrative Agent in an amount equal to the amount of such drawing no later than 11:00 a.m. on the Business Day immediately following the Honor Date. If the Borrower fails to so reimburse the L/C Issuer by such time, the Administrative Agent shall promptly notify each Lender of the Honor Date, the amount of the unreimbursed drawing (the "Unreimbursed Amount"), and such Lender's Pro Rata Share thereof. In such event, the Borrower shall be deemed to have requested a Borrowing of Base Rate Loans to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.02 for the principal amount of Base Rate Loans, but subject to the amount of the unutilized portion of the Commitments and the conditions set forth in Section 4.02 (other than the delivery of a Loan Notice). Any notice given by the L/C Issuer or the Administrative Agent pursuant to this Section 2.04(c)(i) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii) Each Lender (including the Lender acting as L/C Issuer) shall upon receipt of any notice pursuant to Section 2.04(c)(i) make funds available to the Administrative Agent for the account of the L/C Issuer at the Administrative Agent's Office in an amount equal to its Pro Rata Share of the Unreimbursed Amount not later than 1:00 p.m., New York time, on the Business Day specified in such notice by the Administrative Agent if such notice is received by 12:00 noon on such day and otherwise by 1:00 p.m. on the next Business Day, whereupon, subject to the provisions of Section 2.04(c)(iii), each Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrower in such amount. The Administrative Agent shall remit the funds so received to the L/C Issuer.

(iii) With respect to any Unreimbursed Amount that is not fully paid by a Borrowing of Base Rate Loans because the conditions set forth in Section 4.02 (other than the delivery of a Loan Notice) cannot be satisfied or for any other reason (other than a Lender's bad faith refusal to make such Base Rate Loan available to Borrower), the Borrower shall be deemed to have incurred from the L/C Issuer an L/C Borrowing in the amount of the Unreimbursed Amount that is not so paid, which L/C Borrowing shall be

due and payable on demand (together with interest) and shall bear interest at the Default Rate. In such event, each Lender's payment to the Administrative Agent for the account of the L/C Issuer pursuant to Section 2.04(c)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.04.

(iv) Until each Lender funds its Base Rate Loan pursuant to clause (ii), or L/C Advance pursuant to clause (iii), of this Section 2.04(c) to reimburse the L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Lender's Pro Rata Share of such amount shall be solely for the account of the L/C Issuer.

(v) Each Lender's obligation to make Base Rate Loans or L/C Advances to reimburse the L/C Issuer for amounts drawn under Letters of Credit, as contemplated by this Section 2.04(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against the L/C Issuer, the Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default or Event of Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing. Any such reimbursement shall not relieve or otherwise impair the obligation of the Borrower to reimburse the L/C Issuer for the amount of any payment made by the L/C Issuer under any Letter of Credit, together with interest as provided herein.

(vi) If any Lender fails to make available to the Administrative Agent for the account of the L/C Issuer any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.04(c) by the time specified in Section 2.04(c)(ii), the L/C Issuer shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the L/C Issuer at a rate per annum equal to the Federal Funds Rate from time to time in effect. A certificate of the L/C Issuer submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this clause (vi) shall be conclusive absent manifest error.

(d) Repayment of L/C Advances.

(i) At any time after the L/C Issuer has made a payment under any Letter of Credit and has received from any Lender such Lender's Base Rate Loan in accordance with Section 2.04(c)(ii) or its L/C Advance in respect of such payment in accordance with Section 2.04(c)(iii), if the Administrative Agent receives for the account of the L/C Issuer any payment related to such Letter of Credit (whether directly from the Borrower or otherwise, including proceeds of Cash Collateral applied thereto by the Administrative Agent), or any payment of interest thereon, the Administrative Agent will distribute to such Lender its Pro Rata Share thereof in the same funds as those received by the Administrative Agent.

(ii) If any payment received by the Administrative Agent for the account of the L/C Issuer pursuant to Section 2.04(c)(i) is required to be returned, each Lender shall pay to the Administrative Agent for the account of the L/C Issuer its Pro Rata Share thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the Federal Funds Rate from time to time in effect and such payments shall constitute L/C Advances hereunder with respect to such Lenders.

(e) Obligations Absolute. The obligation of the Borrower to reimburse the L/C Issuer for each drawing under each Letter of Credit that it has requested to be issued, and to repay each such L/C Borrowing and each drawing under a Letter of Credit that is paid by a corresponding Borrowing of Loans or L/C Advances, shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i) any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other agreement or instrument relating thereto;

(ii) the existence of any claim, counterclaim, set-off, defense or other right that the Borrower may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the L/C Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii) any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv) any payment by the L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by the L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law; or

(v) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrower, except for the gross negligence, willful misconduct or violation of Law by the L/C Issuer in connection with its payment of a Letter of Credit.

The Borrower shall promptly examine a copy of each Letter of Credit that it has requested to be issued and each amendment thereto that is delivered to it and, in the event of any

claim of noncompliance with the Borrower's instructions or other irregularity, the Borrower shall immediately notify the L/C Issuer. The Borrower shall be conclusively deemed to have waived any such claim against the L/C Issuer and its correspondents unless such notice is immediately given as aforesaid.

(f) Role of L/C Issuer. Each Lender and the Borrower agree that, in paying any drawing under a Letter of Credit, the L/C Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. No Agent-Related Person nor any of the respective correspondents, participants or assignees of the L/C Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Lenders or the Required Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence, willful misconduct or violation of Law; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Letter of Credit Application. The Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude the Borrower's pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. No Agent-Related Person, nor any of the respective correspondents, participants or assignees of the L/C Issuer, shall be liable or responsible for any of the matters described in clauses (i) through (v) of Section 2.04(e); provided, however, that anything in such clauses to the contrary notwithstanding, the Borrower may have a claim against the L/C Issuer, and the L/C Issuer may be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Borrower which the Borrower proves were caused by the L/C Issuer's willful misconduct, gross negligence or violation of Law or the L/C Issuer's willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing, the L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and the L/C Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(g) Cash Collateral. Upon the request of the Administrative Agent, (i) if the L/C Issuer has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in an L/C Borrowing and until such borrowing has been reimbursed or otherwise paid (including pursuant to a Borrowing), or (ii) if, as of the Letter of Credit Expiration Date, any Letter of Credit may for any reason remain outstanding and partially or wholly undrawn, the Borrower shall, upon the Administrative Agent's request, immediately Cash Collateralize the then Outstanding Amount of all such L/C Obligations (in an amount equal to such Outstanding Amount). The Borrower hereby grants the Administrative Agent, for the benefit of the L/C Issuer and the Lenders, a Lien on its interest in such Cash Collateral to secure the outstanding and unpaid amount of a L/C Borrowing or Letter of Credit remaining outstanding

as of the Letter of Credit Expiration Date, in each case as referred to in clause (i) or (ii) of this Section 2.04(g); provided that when such amount shall no longer be outstanding and unpaid, such Cash Collateral shall be released from such Lien and returned to the Borrower. Cash Collateral shall be maintained in blocked, non-interest bearing deposit accounts at Bank of Montreal or other institutions satisfactory to it.

(h) Applicability of ISP98 and UCP. Unless otherwise expressly agreed by the L/C Issuer and the Borrower with the consent of the Required Lenders when a Letter of Credit is issued (including any such agreement applicable to an Existing Letter of Credit), (i) the rules of the "International Standby Practices 1998" published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance) shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce (the "ICC") at the time of issuance (including, to the extent it is applicable, the ICC decision published by the Commission on Banking Technique and Practice on April 6, 1998 regarding the European single currency (euro)) shall apply to each commercial Letter of Credit.

(i) Letter of Credit Fees. The Borrower shall pay to the Administrative Agent for the account of each Lender in accordance with its Pro Rata Share a Letter of Credit fee for each Letter of Credit issued at its request equal to the Applicable Margin for Letters of Credit multiplied by the actual daily maximum amount available to be drawn under such Letter of Credit. Such fee for each Letter of Credit shall be due and payable on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, and on the Letter of Credit Expiration Date.

(j) Fronting Fee and Documentary and Processing Charges Payable to L/C Issuer. The Borrower shall pay directly to the L/C Issuer for its own account a fronting fee with respect to each Letter of Credit issued at its request, as provided in the Agent/Arranger Fee Letter, due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, and on the Letter of Credit Expiration Date. In addition, the Borrower shall pay directly to the L/C Issuer for its own account an issuance fee and any other customary presentation, amendment and other processing fees, and other standard costs and charges, of the L/C Issuer relating to letters of credit issued at its request as from time to time in effect, such fees as set forth in the schedule delivered to the Borrower by the L/C Issuer, as such schedule may be updated from time to time to reflect the reasonable customary presentation, amendment and other processing fees, and other reasonable standard costs and charges, of the L/C Issuer. Such fees and charges are due and payable on demand and are nonrefundable.

(k) Conflict with Letter of Credit Application. In the event of any conflict between the terms hereof and the terms of any Letter of Credit Application, the terms hereof shall control.

2.05 Intentionally Blank.

2.06 Prepayments.

(a) The Borrower may, upon notice to the Administrative Agent, at any time or from time to time voluntarily prepay Loans in whole or in part without premium or penalty; provided that (i) such notice must be received by the Administrative Agent not later than 11:00 a.m., New York time, (A) three Business Days prior to any date of prepayment of Eurodollar Rate Loans, and (B) one Business Day prior to any date of prepayment of Base Rate Loans; (ii) any prepayment of Eurodollar Rate Loans shall be in a principal amount of U.S.$1,000,000 or a whole multiple of U.S.$500,000 in excess thereof; and (iii) any prepayment of Base Rate Loans shall be in a principal amount of U.S.$500,000 or a whole multiple of U.S.$100,000 in excess thereof. Each such notice shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid. The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of such Lender's Pro Rata Share of such prepayment. If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurodollar Rate Loan shall be accompanied by all accrued interest thereon, together with any additional amounts required pursuant to Section 3.05. Each such prepayment shall be applied to the Loans of the Lenders in accordance with their respective Pro Rata Shares.

(b) If for any reason the Outstanding Amount of all Loans and L/C Obligations at any time exceeds the Commitments then in effect, the Borrower shall immediately prepay the Loans and/or Cash Collateralize the L/C Obligations in an aggregate amount equal to such excess.

2.07 Reduction or Termination of Commitments. The Borrower may, and if required pursuant to Section 7.05 shall upon notice to the Administrative Agent, terminate the Commitments, or permanently reduce the Commitments to an amount not less than the then Outstanding Amount of all Loans and L/C Obligations; provided that (i) any such notice shall be received by the Administrative Agent not later than 11:00 a.m. New York time, five Business Days prior to the date of termination or reduction, and (ii) any such partial reduction shall be in an aggregate amount of U.S.$5,000,000 or any whole multiple of U.S.$1,000,000 in excess thereof. The Administrative Agent shall promptly notify the Lenders of any such notice of reduction or termination of the Commitments. Once reduced in accordance with this Section, the Commitments may not be increased. Any reduction of the Commitments shall be applied to the Commitment of each Lender according to its Pro Rata Share. All commitment fees described in Section 2.10(a) accrued until the effective date of any termination of the Commitments shall be paid on the effective date of such termination.

2.08 Repayment of Loans.

The Borrower shall repay to the Lenders on the Maturity Date the aggregate principal amount of Loans outstanding on such date which were made to it.

2.09 Interest.

(a) Subject to the provisions of subsection (b) below, (i) each Eurodollar Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Eurodollar Rate for such Interest Period plus the Applicable Margin; and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the

applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Margin.

(b) In the event any amount due hereunder or under any other Loan Document (including, without limitation, any interest payment) is not paid when due (whether by acceleration or otherwise), the Borrower shall pay interest on such unpaid amount (including, without limitation, interest on interest) at a fluctuating interest rate per annum equal to the Default Rate for Base Rate Loans to the fullest extent permitted by applicable Law. Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c) Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

2.10 Fees. In addition to certain fees described in subsections (i) and (j) of Section 2.04:

(a) Commitment Fee. The Borrower agrees to pay to the Administrative Agent for the account of each Lender in accordance with its Pro Rata Share a commitment fee at a per annum rate equal to the Applicable Margin on the average daily Available Aggregate Commitment from the date hereof to and including the Maturity Date, payable on each Payment Date hereafter and on the Maturity Date. The commitment fee shall be due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the Closing Date, and on the Maturity Date. The commitment fee shall be calculated quarterly in arrears. The commitment fee shall accrue at all times, including at any time during which one or more of the conditions in Article IV is not met.

(b) **Intentionally Blank.**

(c) Agent's/Arranger's Fees. The Borrower agrees to pay to the Administrative Agent and the Arranger, for their own respective accounts, the applicable fees heretofore agreed in writing pursuant to the fee letter dated as of November __, 2004 (the "Agent/Arranger Fee Letter") between the Borrower and the Administrative Agent and the Arranger. The Borrower agrees to pay to the Administrative Agent for the respective accounts of each Lender in accordance with its Pro Rata Share, an upfront fee in an amount set forth in the Agent/Arranger Fee Letter.

2.11 Computation of Interest and Fees. Computation of interest on Base Rate Loans shall be calculated on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed. Computation of all other types of interest and all fees shall be calculated on the basis of a year of 360 days and the actual number of days elapsed, which results in a higher yield to the payee thereof than a method based on a year of 365 or 366 days. Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on

a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, provided that any Loan that is repaid on the same day on which it is made shall bear interest for one day.

2.12 Evidence of Debt.

(a) The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Credit Extensions made by the Lenders to the Borrower and the interest and payments thereon. Any failure so to record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Loans and L/C Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall be presumed to be prima facie evidence of such matters absent manifest error. Upon the request of any Lender made through the Administrative Agent, such Lender's Loans may be evidenced by a Note, in addition to such accounts or records. Each Lender may attach schedules to its Note(s) and endorse thereon the date, Type (if applicable), amount and maturity of the applicable Loans and payments with respect thereto.

(b) In addition to the accounts and records referred to in subsection (a), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Lender of participations in Letters of Credit. In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control.

2.13 Payments Generally.

(a) All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent's Office in Dollars and in immediately available funds not later than 12:00 noon, New York time, on the date specified herein. The Administrative Agent will promptly distribute to each Lender its Pro Rata Share (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender's Lending Office. All payments received by the Administrative Agent after 12:00 noon, New York time, shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue.

(b) Subject to the definition of "Interest Period," if any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

(c) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, L/C Borrowings, interest and fees then due hereunder, such funds shall be applied (i) first, toward costs and expenses (including Attorney Costs and amounts payable under Article III) incurred by the Administrative Agent and each Lender, (ii) second, toward repayment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (iii) third, toward repayment of principal and L/C Borrowings then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and L/C Borrowings then due to such parties.

(d) Unless the Borrower or any Lender has notified the Administrative Agent prior to the date any payment is required to be made by it to the Administrative Agent hereunder, that the Borrower or such Lender, as the case may be, will not make such payment, the Administrative Agent may assume that the Borrower or such Lender, as the case may be, has timely made such payment and may (but shall not be so required to), in reliance thereon, make available a corresponding amount to the Person entitled thereto. If and to the extent that such payment was not in fact made to the Administrative Agent in immediately available funds, then:

(i) if the Borrower failed to make such payment, each Lender shall forthwith on demand repay to the Administrative Agent the portion of such assumed payment that was made available to such Lender in immediately available funds, together with interest thereon in respect of each day from and including the date such amount was made available by the Administrative Agent to such Lender to the date such amount is repaid to the Administrative Agent in immediately available funds, at the Federal Funds Rate from time to time in effect; and

(ii) if any Lender failed to make such payment, such Lender shall forthwith on demand pay to the Administrative Agent the amount thereof in immediately available funds, together with interest thereon for the period from the date such amount was made available by the Administrative Agent to the Borrower to the date such amount is recovered by the Administrative Agent (the "Compensation Period") at a rate per annum equal to the Federal Funds Rate from time to time in effect. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender's Loan included in the applicable Borrowing. If such Lender does not pay such amount forthwith upon the Administrative Agent's demand therefor, the Administrative Agent may make a demand therefor upon the Borrower, and the Borrower shall pay (subject to its recoupment rights from and remedies against such defaulting Lender of any breakage costs paid by the Borrower when repaying such amount) such amount to the Administrative Agent, together with interest thereon for the Compensation Period at a rate per annum equal to the rate of interest applicable to the applicable Borrowing. Nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its Commitment or to prejudice any rights which the Administrative Agent or the Borrower may have against any Lender as a result of any default by such Lender hereunder.

A notice of the Administrative Agent to any Lender with respect to any amount owing under this subsection (d) shall be conclusive, absent manifest error.

(e) If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and the conditions to the applicable Credit Extension set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(f) The obligations of the Lenders hereunder to make Loans and to fund participations in Letters of Credit are several and not joint. The failure of any Lender to make any Loan or to fund any such participation on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or purchase its participation.

(g) Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.14 Sharing of Payments. If, other than as expressly provided elsewhere herein, any Lender shall obtain on account of the Loans made by it, or the participations in L/C Obligations held by it, any payment (whether voluntary, involuntary, through the exercise of any right of set-off, litigation or otherwise) in excess of its Pro Rata Share (or other share contemplated hereunder) thereof, such Lender shall immediately (a) notify the Administrative Agent of such fact, and (b) purchase from the other Lenders such participations in the Loans made by them and/or such subparticipations in the participations in L/C Obligations held by them, as the case may be, as shall be necessary to cause such purchasing Lender to share the excess payment in respect of such Loan or such participations, as the case may be, pro rata with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from the purchasing Lender, such purchase shall to that extent be rescinded and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender's ratable share (according to the proportion of (i) the amount of such paying Lender's required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered. The Borrower agrees that any Lender so purchasing a participation from another Lender may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off, but subject to Section 10.09) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. The Administrative Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section and will in each case notify the Lenders following any such purchases or repayments. Each Lender that purchases a participation pursuant to this Section shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased.

2.15 Extension of Maturity Date.

(a) Not earlier than 60 days prior to, nor later than 30 days prior to, the first anniversary of the Closing Date, the Borrower may, upon notice to the Administrative Agent (who shall promptly notify the Lenders), request a one year extension of the Maturity Date. Within 15 days of delivery of such notice, each Lender shall notify the Administrative Agent whether or not it consents to such extension (which consent may be given or withheld in such Lender's sole and absolute discretion). Any Lender not responding within the above time period shall be deemed not to have consented to such extension. The Administrative Agent shall promptly notify the Borrower and the Lenders of the Lenders' responses. If any Lender declines, or is deemed to have declined, to consent to such extension, the Borrower may cause any such Lender to be removed or replaced as a Lender pursuant to Section 10.16.

(b) The Maturity Date shall be extended only if Lenders holding more than 66 2/3% of the Commitments (calculated prior to giving effect to any removals and/or replacements of Lenders permitted herein) (the "Consenting Lenders") have consented thereto, with respect only to Consenting Lenders and any Replacement Lenders. If so extended, the Maturity Date, as to the Consenting Lenders, shall be extended to the same date in the following year (the "Extension Effective Date") but the pre-existing Maturity Date shall remain in effect with respect to any Lender that is not a Consenting Lender and is not replaced. The Administrative Agent and the Borrower shall promptly confirm to the Lenders such extension and the Extension Effective Date. As a condition precedent to such extension, the Borrower shall deliver to the Administrative Agent a certificate of each Loan Party dated as of the Extension Effective Date (in sufficient copies for each Lender) signed by a Responsible Officer of each such Loan Party (i) certifying and attaching the resolutions adopted by such Loan Party approving or consenting to such extension, or if the Borrower's resolutions delivered pursuant to Section 4.01(a)(iii) provided for such extension, certifying that such resolutions of the applicable Loan Party have not been amended, modified or rescinded and remain in full force and effect and, (ii) in the case of the Borrower, certifying that, (A) before and after giving effect to such extension, the representations and warranties contained in Article V are true and correct on and as of the Extension Effective Date, except to the extent that such representations and warranties specifically refer to a different date, in which case they shall be true and correct as of such date, and (B) no Default or Event of Default exists. The Administrative Agent shall distribute an amended Schedule 2.01 (which shall be deemed incorporated into this Agreement), to reflect any changes in Lenders and their Commitment amounts. The Borrower shall (i) on the existing Maturity Date, prior to or contemporaneous with giving effect to any extension, pay amounts due, in full, to any Lender which is not a Consenting Lender and is not replaced as a Lender pursuant to Section 10.16, and (ii) prepay any Loans outstanding on the Extension Effective Date which were made to it (and pay any additional amounts required pursuant to Section 3.05) to the extent necessary to keep outstanding Loans ratable with the Pro Rata Shares of all the Lenders.

2.16 Cleandown. The Borrower shall from time to time arrange the Loans and shall repay to the Lenders from time to time the outstanding Loans and other Obligations such that during the term of this Agreement for at least once during each twelve-month period commencing on the Closing Date for a period of at least ten (10) consecutive Business Days (each such period, a "Cleandown Period") the Outstanding Amount with respect to Loans shall be no greater than U.S.$1,000,000 (the "Cleandown Maximum Amount"). For the avoidance of doubt, for purposes of determining the Outstanding Amount with respect to the Borrower's

compliance with the Cleandown Maximum Amount, the Borrower's L/C Obligations and Outstanding Amounts with respect to undrawn Letters of Credit shall not be counted towards the Clean Down Maximum Amount.

ARTICLE III.
TAXES, YIELD PROTECTION AND ILLEGALITY

3.01 Taxes.

(a) Any and all payments by the Borrower to or for the account of the Administrative Agent or any Lender under any Loan Document shall be made free and clear of and without deduction for any and all present or future taxes, duties, levies, imposts, deductions, assessments, fees, withholdings or similar charges, and all liabilities with respect thereto, excluding, in the case of the Administrative Agent and each Lender, taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the Laws of which the Administrative Agent or such Lender, as the case may be, is organized or maintains a lending office (all such non-excluded taxes, duties, levies, imposts, deductions, assessments, fees, withholdings or similar charges, and liabilities being hereinafter referred to as "Taxes"). If the Borrower shall be required by any Laws to deduct any Taxes from or in respect of any sum payable under any Loan Document to the Administrative Agent or any Lender, (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section), the Administrative Agent and such Lender each receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions, (iii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable Laws, and (iv) within 30 days after the date of such payment, the Borrower shall furnish to the Administrative Agent (which shall forward the same to such Lender) the original or a certified copy of a receipt evidencing payment thereof.

(b) In addition, the Borrower agrees to pay any and all present or future stamp, court or documentary taxes and any other excise or property taxes or charges or similar levies which arise from any payment made by it under any Loan Document or from its execution, delivery, performance, enforcement or registration of, or otherwise with respect to, any Loan Document to which it is a party (hereinafter referred to as "Other Taxes").

(c) If the Borrower shall be required to deduct or pay any Taxes or Other Taxes from or in respect of any sum payable under any Loan Document to the Administrative Agent or any Lender, the Borrower shall also pay to the Administrative Agent (for the account of such Lender) or to such Lender, at the time interest is paid, such additional amount that such Lender specifies as necessary to preserve the after-tax yield (after factoring in all taxes, including taxes imposed on or measured by net income) such Lender would have received if such Taxes or Other Taxes had not been imposed.

(d) In respect to related Obligations owed by it, the Borrower agrees to indemnify the Administrative Agent, the L/C Issuer and each Lender for (i) the full amount of Taxes and Other Taxes (including any Taxes or Other Taxes imposed or asserted by any jurisdiction on amounts

payable under this Section) paid by the Administrative Agent, the L/C Issuer and such Lender, (ii) amounts payable under Section 3.01(c) and (iii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, in each case whether or not such Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. Payment under this subsection (d) shall be made within 30 days after the date the Lender or the Administrative Agent makes a demand therefor which demand shall be accompanied by a certificate setting forth in reasonable detail the amounts demanded, the basis therefor and the calculations in respect thereto.

(e) Each Lender that is not organized under the laws of the United States of America or a state thereof agrees that such Lender will deliver to the Borrower and the Administrative Agent two (2) duly completed copies of United States Internal Revenue Service Form W-8 BEN or W-8 ECI or successor forms (or if such forms are no longer required, a representation by such Lender) certifying in either case that such Lender is entitled to receive payments from the Loan Parties under the Loan Documents without deduction or withholding of any United States federal income taxes. Each Lender that so delivers a Form W-8 BEN or W-8 ECI further undertakes to deliver to the Borrower and the Administrative Agent two (2) additional copies of such form (or a successor form) on or before such form expires or becomes obsolete or after the occurrence of any event requiring a change in the most recent form so delivered by it and such amendments thereto or extensions or renewals thereof as may be reasonably requested by the Borrower or the Administrative Agent, in each case, certifying that such Lender is entitled to receive payments from the Borrower under the Loan Documents without deduction or withholding of any United States federal income taxes, unless (i) an event (including without limitation any change in treaty, law or regulation) has occurred prior to the date on which any such delivery would otherwise be required which renders all such forms inapplicable or which would prevent such Lender from duly completing and delivering any such form with respect to it and (ii) such Lender advises the Borrower and the Administrative Agent that it is not capable of receiving such payments without any deduction or withholding of United States federal income tax.

(f) If the Borrower at any time pays an amount under Section 3.01(a), (b) or (c) to any Lender, the Administrative Agent or the L/C Issuer, and such payee receives a refund of or credit for any part of any Taxes or Other Taxes which such payee determines in its reasonable judgment is made with respect to such amount paid by the Borrower, such Lender, the Administrative Agent or the L/C Issuer, as the case may be, shall pay to the Borrower the amount of such refund or credit promptly, and in any event within 60 days, following the receipt of such refund or credit by such payee.

3.02 Illegality. If any Lender determines that any Law enacted, construed or announced after the Closing Date has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Eurodollar Rate Loans, or materially restricts the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the applicable offshore Dollar market, or to determine or charge interest rates based upon the Eurodollar Rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender to make or continue Eurodollar Rate Loans or to convert Base Rate Loans to Eurodollar Rate Loans shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the

circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all Eurodollar Rate Loans of such Lender to Base Rate Loans, either on the last day of the Interest Period thereof, if such Lender may lawfully continue to maintain such Eurodollar Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurodollar Rate Loans. Upon any such prepayment or conversion, the Borrower shall also pay interest on the amount so prepaid or converted. If any such Law, or change therein, shall only affect a portion of such Lender's obligations under this Agreement which is, in the opinion of such Lender and the Administrative Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Administrative Agent, the other Lenders or the Borrower, such Lender shall only declare its obligations under that portion so terminated. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be disadvantageous to such Lender.

3.03 Inability to Determine Rates. If the Administrative Agent determines in connection with any request for a Eurodollar Rate Loan or a conversion to or continuation thereof that (a) Dollar deposits are not being offered to banks in the applicable offshore Dollar market for the applicable amount and Interest Period of such Eurodollar Rate Loan, (b) adequate and reasonable means do not exist for determining the Eurodollar Rate for such Eurodollar Rate Loan, or (c) the Eurodollar Rate for such Eurodollar Rate Loan does not adequately and fairly reflect the cost to the Lenders of funding such Eurodollar Rate Loan, the Administrative Agent will promptly notify the Borrower and all Lenders. Thereafter, the obligation of the Lenders to make Eurodollar Rate Loans or maintain Eurodollar Rate Loans past the Interest Period in effect on the date of such determination shall be suspended until the Administrative Agent revokes such notice. Upon receipt of such notice, the Borrower may, without liability for any attendant breakage costs, revoke any pending request for a Borrowing, conversion or continuation of Eurodollar Rate Loans or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein.

3.04 Increased Cost and Reduced Return; Capital Adequacy; Reserves on Eurodollar Rate Loans.

(a) If any Lender determines that as a result of the introduction of, or any change in, or in the interpretation of, any Law, in each case on or after the Closing Date, or such Lender's compliance therewith, there shall be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining Eurodollar Rate Loans or (as the case may be) issuing or participating in Letters of Credit, or a reduction in the amount received or receivable by such Lender in connection with any of the foregoing (excluding for purposes of this subsection (a) any such increased costs or reduction in amount resulting from (i) Taxes or Other Taxes (as to which Section 3.01 shall govern), (ii) changes in the basis of taxation of overall net income or overall gross income by the United States or any foreign jurisdiction or any political subdivision of either thereof under the Laws of which such Lender is organized or has its Lending Office, and (iii) reserve requirements contemplated by Section 3.04(c)), then from time to time upon demand of such Lender (with a copy of such demand to the Administrative Agent), the Borrower shall

pay to such Lender such additional amounts as will compensate such Lender for such increased cost or reduction; provided, that Borrower shall not be required to compensate a Lender pursuant to this Section 3.04(a) for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies Borrower of the introduction of, change in or interpretation of any Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation thereof.

(b) If any Lender determines that the introduction of any Law regarding capital adequacy or any change therein or in the interpretation thereof, or compliance by such Lender (or its Lending Office) therewith, has the effect of reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of such Lender's obligations hereunder (taking into consideration its policies with respect to capital adequacy and such Lender's desired return on capital), then from time to time upon demand of such Lender (with a copy of such demand to the Administrative Agent), the Borrower shall pay to such Lender such additional amounts as will compensate such Lender for such reduction.

(c) The Borrower shall pay to each Lender, as long as such Lender shall be required under regulations of the Board to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as "Eurocurrency liabilities"), additional costs on the unpaid principal amount of each Eurodollar Rate Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which shall be due and payable on each date on which interest is payable on such Loan, provided the Borrower shall have received at least 15 days' prior notice (with a copy to the Administrative Agent) of such additional interest from such Lender. If a Lender fails to give notice 15 days prior to the relevant Interest Payment Date, such additional interest shall be due and payable 15 days from receipt of such notice.

(d) Each Lender agrees that it will not claim, and that it shall not be entitled to claim, from any Loan Party the payment of any of the amounts referred to in this Section 3.04 (i) if it is not generally claiming similar compensation from its other similar customers in similar circumstances and (ii) unless the relevant introduction or change affects all banks and other financial institutions substantially similar to such Lender having regard to the size, business activities and regulatory capital of such banks and other financial institutions, but excluding differences based solely on the residency of Persons controlling such banks or other financial institutions. In addition, each Lender shall use its reasonable efforts to reduce the amount it requests pursuant to Section 3.04, including using its reasonable efforts to not assign or transfer any Loan to any Person if such assignment or transfer would or would be likely to increase the amount of such amounts payable; provided, however, such Lender shall have no obligation to take or omit to take any action that such Lender in its good faith judgment believes would be disadvantageous to it. Each amount required to be paid to any Lender pursuant to this Section 3.04 shall be accompanied by a certificate of the requisite Lender setting forth in reasonable detail the amount owed, the basis therefor and the calculations in respect thereto.

3.05 Funding Losses. Upon demand of any Lender (with a copy to the Administrative Agent) from time to time (which demand shall be accompanied by a certificate of such demanding Lender setting forth in reasonable detail the amount demanded, the bases therefor and

the calculations in respect thereto), the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a) any continuation, conversion, payment or prepayment of any Loan made to the Borrower other than a Base Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b) any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan made to the Borrower other than a Base Rate Loan on the date or in the amount notified by the Borrower; or

(c) any assignment of a Eurodollar Rate Loan on a day other than the last day of the Interest Period as a result of a request by the Borrower pursuant to Section 10.16;

including any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained. The Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Borrower to the Lenders under this Section 3.05, each Lender shall be deemed to have funded each Eurodollar Rate Loan made by it at the Eurodollar Rate for such Loan by a matching deposit or other borrowing in the applicable offshore Dollar interbank market for a comparable amount and for a comparable period, whether or not such Eurodollar Rate Loan was in fact so funded.

3.06 Matters Applicable to all Requests for Compensation.

(a) A certificate of the Administrative Agent or any Lender claiming compensation under this Article III and setting forth in reasonable detail the additional amount or amounts to be paid to it hereunder and such other information as otherwise specified in this Article III shall be conclusive in the absence of manifest error. In determining such amount, the Administrative Agent or such Lender may use any reasonable averaging and attribution methods customarily used by it in comparable circumstances.

(b) Upon any Lender's making a claim for compensation under Section 3.01 or 3.04 the Borrower may remove or replace such Lender in accordance with Section 10.16.

3.07 Survival. All of the Borrower's obligations under this Article III shall survive termination of the Commitments and payment in full of all the other Obligations.

ARTICLE IV.
CONDITIONS PRECEDENT TO CREDIT EXTENSIONS

4.01 Conditions of Initial Credit Extension. The obligation of each Lender to make its initial Credit Extension hereunder is subject to satisfaction of the following conditions precedent:

(a) Unless waived by all the Lenders the Administrative Agent's receipt of the following, each of which shall be originals or facsimiles (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party, each dated the Closing Date (or, in the case of certificates of governmental officials, a recent date before the Closing Date) and each in form and substance reasonably satisfactory to the Administrative Agent:

(i) executed counterparts of this Agreement and each Guarantee, sufficient in number for distribution to the Administrative Agent, each Lender and the Borrower;

(ii) Notes executed by the Borrower in favor of each Lender requesting such a Note, each in a principal amount equal to such Lender's Commitment;

(iii) an Officer's Certificate certified by Responsible Officers of the Borrower certifying, *inter alia*, (1) true and correct copies of resolutions adopted by the board of managers or other appropriate body of the Borrower (A) authorizing the execution, delivery and performance by the Borrower of the Loan Documents to which it is or will be a party and the consummation of the transactions contemplated thereby, (B) authorizing the Responsible Officers of the Borrower to negotiate the Loan Documents on behalf of the Borrower, and (C) authorizing the Responsible Officers of the Borrower to execute and deliver the Loan Documents and any related documents, including, without limitation, any Security Document or other pledge agreement, security agreement or other document contemplated by this Agreement; (2) the incumbency and, if such Responsible Officer is an individual, specimen signatures of the Responsible Officers of the Borrower executing any Loan Documents to which it is a party, upon which Officer's Certificate the Administrative Agent and the Lenders shall be entitled to rely until informed of any change in writing by the Borrower; and (3) such evidence as the Administrative Agent may reasonably require to verify that the Borrower is duly organized or formed, validly existing, in good standing and qualified to engage in business in each jurisdiction in which it is required to be qualified to engage in business, including any required approvals of any applicable Government Authority, certified copies of the Borrower's Organization Documents, certificates of organization, good standing and/or qualification to engage in business;

(iv) an Officer's Certificate certified by Responsible Officers of each Guarantor certifying, *inter alia*, (1) true and correct copies of resolutions adopted by the board of directors, board of managers, general partner or other appropriate body of such Guarantor (A) authorizing the execution, delivery and performance by such Guarantor of any Loan Documents to which it is or will be a party and the consummation of the transactions contemplated thereby, (B) authorizing the Responsible Officers of such Guarantor to negotiate the Loan Documents to which such Guarantor is or will be a party on behalf of such Guarantor, and (C) authorizing the Responsible Officers of such Guarantor to execute and deliver the Loan Documents and any related documents, including, without limitation, any pledge agreement, security agreement or other document contemplated by this Agreement to which such Guarantor is or will be a party; (2) the incumbency and, if such Responsible Officer is an individual, specimen signatures

of the Responsible Officers of such Guarantor executing any Loan Documents to which such Guarantor is or will be a party, upon which Officer's Certificate the Administrative Agent and the Lenders shall be entitled to rely until informed of any change in writing by such Guarantor; and (3) such evidence as the Administrative Agent may reasonably require to verify that each such Guarantor is duly organized or formed, validly existing, in good standing and qualified to engage in business in each jurisdiction in which it is required to be qualified to engage in business, including any required approvals of any applicable Government Authority, certified copies of each such Guarantor's Organization Documents, certificates of organization, good standing and/or qualification to engage in business;

(v) (1) executed counterparts of each of the Security Documents the Administrative Agent may reasonably require, sufficient in number for distribution to the Administrative Agent, each Lender and the Borrower, (2) all appropriate evidence required by the Administrative Agent in its sole discretion necessary to determine that the Administrative Agent (for its benefit and the benefit of the L/C Issuer and the Lenders) shall have an Acceptable Security Interest in the Collateral, including, without limitation, physical delivery of any certificated securities or other Collateral for which possession is the required means for perfection under the Uniform Commercial Code as in effect on the date hereof in the State of New York, along with any related stock powers or other similar grants in favor of the Administrative Agent, (3) delivery of any control agreements or other similar agreements related to any accounts or other Collateral for which control is the required means for perfection under the Uniform Commercial Code as in effect on the date hereof in the State of New York, and (4) the Agent shall be satisfied that the Liens granted to it under the Security Documents are Acceptable Security Interests and that all actions or filings necessary to protect, preserve and validly perfect such Liens have been made, taken or obtained, as the case may be, and are in full force and effect;

(vi) an Officer's Certificate signed by a Responsible Officer of the Borrower certifying (1) that the conditions specified in Sections 4.02(a), (b) and (c) have been satisfied, (2) the Properties of the Loan Parties are insured with financially sound and reputable insurance companies in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Loan Parties operate, and (3) that immediately prior to and after giving effect to the transactions contemplated by the Loan Documents, the Borrower shall be Solvent.;

(vii) an opinion of counsel to each Loan Party each substantially in the form of Exhibits F-1, F-2 or F-3;

(viii) copies of duly executed UCC-1 financing statements and all other requisite filing documents necessary to perfect the Liens granted pursuant to the Security Documents and duly executed releases or assignments of Liens and UCC-3 financing statements in recordable form, covering all of the Collateral, as may be necessary to

reflect that the Liens granted to the Administrative Agent for the benefit of the Lenders are first and prior Liens, except for the Liens permitted under Section 7.01;

(ix) copies of all environmental surveys or reports relating to the real Property owned or leased by each Loan Party as deemed necessary or prudent by the Administrative Agent in scope and results acceptable to the Administrative Agent;

(x) all legal matters incident to the transaction herein contemplated shall be reasonably satisfactory to counsel for the Administrative Agent and the Lenders;

(xi) copies of (1) Audited Financial Statements for the fiscal year ended December 31, 2003; and (2) unaudited interim consolidated financial statements of the Parent Guarantor and its consolidated Subsidiaries, for the fiscal quarters ending March 31, 2004 and June 30, 2004 including, without limitation any management discussion and analysis related thereto;

(xii) confirmation that on the Closing Date, the Available Aggregate Commitment shall be at least U.S.$25,000,000;

(xiii) such other assurances, certificates, documents, consents or opinions as the Administrative Agent, the L/C Issuer, or the Required Lenders reasonably may require; and

(xiv) executed copies of the BMO ISDA Master Agreement.

(b) Any fees required to be paid on or before the Closing Date shall have been paid.

(c) Unless waived by the Administrative Agent, the Borrower shall have paid all Attorney Costs of the Administrative Agent to the extent invoiced prior to or on the Closing Date, plus such additional amounts of Attorney Costs as shall constitute its reasonable estimate of Attorney Costs incurred or to be incurred by it through the closing proceedings (provided that such estimate shall not thereafter preclude a final settling of accounts between the Borrower and the Administrative Agent).

(d) The Issuer shall have consummated the IPS Transaction and proceeds therefrom shall have been applied to the repayment in full of all existing indebtedness of each of the Loan Parties, including, but not limited to, those certain term loans of Teton Power Funding LLC. Pursuant to the IPS Transaction, the Issuer shall have delivered to the Administrative Agent the following documents, each in form and substance satisfactory to the Administrative Agent:

(i) a *pro forma* consolidated balance sheet of the Parent Guarantor as delivered in connection with the consummation of the IPS Transaction;

(ii) a copy of the final IPS Prospectus;

(iii) a copy of the "Independent Engineer's Report" referred to in the IPS Prospectus; and

(iv) an Officer's Certificate certified by Responsible Officers of the Issuer certifying that the proceeds of the IPS Transaction have been applied to the repayment in full of all existing indebtedness, if any, of the Project Holding Entities.

(e) Each Lender shall be satisfied in its sole discretion with the proposed plans and arrangements of the Borrower with respect to the continued operation and maintenance of any Projects being directly or indirectly operated by the Borrower as of the Closing Date.

4.02 Conditions to all Credit Extensions.

The obligation of each Lender to honor any Request for Credit Extension (other than a Loan Notice requesting only a conversion of Loans to the other Type, or a continuation of Loans as the same Type) is subject to the following conditions precedent:

(a) The representations and warranties of the Borrower contained in Article V, or which are contained in any Loan Document furnished by the Borrower at any time under or in connection herewith, shall be true and correct on and as of the date of such Credit Extension, except to the extent that such representations and warranties specifically refer to a different date, in which case they shall be true and correct as of such date.

(b) No Default or Event of Default shall exist, or would result from such proposed Credit Extension.

(c) Since the Closing Date no event or events shall have occurred which in the aggregate could reasonably be expected to have a Material Adverse Effect.

(d) The Administrative Agent and, if applicable, the L/C Issuer shall have received a Request for Credit Extension in accordance with the requirements hereof.

Each Request for Credit Extension submitted by the Borrower shall be deemed to be a representation and warranty that the conditions specified in Sections 4.02(a), (b) and (c) have been satisfied on and as of the date of the applicable Credit Extension.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants as set forth below:

5.01 Existence, Qualification and Power; Compliance with Laws.

(a) **Intentionally Blank.**

(b) The Borrower is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is duly qualified and in good standing as a foreign Person in each jurisdiction where its ownership, lease or operation of Property or the conduct of its business requires such qualification and in which the failure to so qualify could not reasonably be expected to have a Material Adverse Effect. As of the Closing Date, the Parent Guarantor owns 50.06%of the common membership interests and 100% of the Class A Preferred

Membership interests in the Borrower. As of the Closing Date, the Borrower does not have any Subsidiaries or Unrestricted Subsidiaries or own any equity interests in any Person other than those Subsidiaries and Unrestricted Subsidiaries and equity interests of the type listed in Schedule 5.13 hereto.

(c) **Intentionally Blank.**

(d) Each Loan Party has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to own its assets, carry on its business and to execute, deliver, and perform its obligations under the Loan Documents to which it is a party (except for the absence of which could not reasonably be expected to have a Material Adverse Effect).

(e) **Intentionally Blank.**

(f) Each Loan Party is in compliance with all Laws, except in each case referred to in clause (d) or this clause (f), to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

5.02 Authorization; No Contravention. The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is a party, have been duly authorized by all necessary corporate or other organizational action, and do not and will not (a) violate the terms of any of such Person's Organization Documents (except as such, in the aggregate, could not reasonably be expected to have a Material Adverse Effect), (b) violate or result in any breach or contravention of, constitute a default under, or creation of any Lien on the properties of such Loan Party under, any Contractual Obligation to which such Person is a party or any order, injunction, writ or decree of any Governmental Authority to which such Person or its Property is subject (except as such, in the aggregate, could not reasonably be expected to have a Material Adverse Effect), or (c) violate any Law (except as such, in the aggregate, could not reasonably be expected to have a Material Adverse Effect).

5.03 Governmental Authorization; Consents. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person or entity (including, without limitation, any creditor or equity holder of the Borrower or any Guarantor) (other than those already obtained or the absence of which could not reasonably be expected to have a Material Adverse Effect) is necessary or required to be obtained or made by any Loan Party as a condition to the execution, delivery or performance by, or enforcement against, any Loan Party of any Loan Document.

5.04 Binding Effect. This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is a party thereto. This Agreement constitutes, and each other Loan Document when so delivered will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is a party thereto in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. Upon making the initial Credit Extensions and recording the necessary Security Documents, the Liens created by the

Security Documents will be Acceptable Security Interests, constituting valid and perfected first and prior Liens on any Property described therein subject to no other Liens other than those Liens specifically permitted by Section 7.01.

5.05 Financial Statements; No Material Adverse Effect.

(a) The Audited Financial Statements (i) were prepared in accordance with Cdn. GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present the financial condition of each of the Parent Guarantor and its consolidated Subsidiaries as of the date thereof and their results of operations for the period covered thereby on a pro forma basis in accordance with Cdn. GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (iii) reflect all material indebtedness and other liabilities, direct or contingent, of each of the Parent Guarantor and its consolidated Subsidiaries as of the date thereof, including liabilities for taxes, material commitments and Indebtedness on a pro forma basis in accordance with Cdn. GAAP consistently applied throughout the period covered thereby.

(b) Since the date of the Audited Financial Statements no event or events have occurred which in the aggregate have, or could reasonably be expected to have, a Material Adverse Effect.

5.06 Litigation. Except as specifically disclosed in Schedule 5.06, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrower after reasonable investigation, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against any Loan Party or any of the Borrower's Subsidiaries or Unrestricted Subsidiaries or against any of their properties or revenues that (A) purport to adversely affect any Loan Document or enjoin any of the transactions contemplated hereby, or (B) if determined adversely, could have a Material Adverse Effect.

5.07 No Default. No Loan Party is in default under or with respect to any Contractual Obligations that could be reasonably expected to have a Material Adverse Effect; provided, however, that, notwithstanding the foregoing, (i) if and only if such defaults are defaults with respect to Contractual Obligations of any Loan Party related to one or more Projects and (ii) such defaults do not in the aggregate constitute a Specified Project Effect, then (iii) such defaults shall be deemed not to have a Material Adverse Affect for purposes of this Section 5.07. No Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.

5.08 Ownership of Property; Liens. Each Loan Party has good record and marketable title in fee simple to, or valid leasehold interests in, all material Property necessary or used in the ordinary conduct of its business, except for such defects in title as would not, individually or in the aggregate, have a Material Adverse Effect. There is no Lien on any Property of any Loan Party, other than Liens permitted by Section 7.01.

5.09 Environmental Compliance. The Loan Parties have conducted a review of the effect of existing Environmental Laws and claims alleging potential liability or responsibility for violation of any Environmental Law on their respective businesses, operations and properties,

and as a result thereof have reasonably concluded that, except as specifically disclosed in Schedule 5.09: (a) with respect to the Property of any Loan Party or the operations conducted thereon, they are in compliance with all applicable Environmental Laws, except to the extent that any non-compliance would not reasonably be expected to have a Material Adverse Effect; (b) they are not subject to any judicial, administrative, government, regulatory or arbitration proceeding alleging the violation of any applicable Environmental Laws or to the best of their knowledge that may lead to claim for cleanup costs, contribution, remedial work, reclamation, conservation, natural resources damages or personal injury or to the issuance of a stop-work order, suspension order, control order, prevention order or clean-up order, except to the extent that any such proceeding would not reasonably be expected to have a Material Adverse Effect; (c) they are not subject to any federal, state, local or foreign review, audit or investigation which may lead to a proceeding referred to in (b) above; (d) they have no knowledge that any of their predecessors in title to any of their Property and assets are the subject of any currently pending federal, state, local or foreign review, audit or investigation which may lead to a proceeding referred to in (b) above; (e) they have not filed any notice under any applicable Environmental Laws indicating past or present treatment, storage or disposal of, or reporting a release of Hazardous Materials into the environment where the circumstances surrounding such notice would reasonably be expected to have a Material Adverse Effect; and (f) they possess, and are in compliance with, all approvals, licenses, permits, consents and other authorizations which are necessary under any applicable Environmental Laws to conduct their business, except to the extent that the failure to possess, or be in compliance with, such authorizations would not reasonably be expected to have a Material Adverse Effect.

5.10 Insurance. The properties of the Borrower and its respective Subsidiaries are insured with financially sound and reputable insurance companies that are not Affiliates of the Borrower, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Borrower or its respective Subsidiaries operate.

5.11 Taxes. Each of the Parent Guarantor and the Borrower and its Subsidiaries and Unrestricted Subsidiaries have filed all Federal, state and other material tax returns and reports required to be filed, and have paid all Federal, state and other material taxes, assessments, fees and other governmental charges levied or imposed upon any of the Parent Guarantor, the Borrower or its Subsidiaries or Unrestricted Subsidiaries or their properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP. There is no proposed tax assessment against any of the Parent Guarantor, or the Borrower or any Subsidiary or Unrestricted Subsidiary that would, if made, have a Material Adverse Effect.

5.12 ERISA Compliance.

(a) Except as could not reasonably be expected to result in a material Adverse Effect, each Plan is in compliance with the applicable provisions of ERISA, the Code and other Federal or state Laws. Each Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS or an application for such a letter is currently being processed by the IRS with respect thereto and, to the best knowledge of the

Borrower, nothing has occurred which would prevent, or cause the loss of, such qualification under circumstances as could reasonably be expected to result in a Material Adverse Effect. The Borrower and each ERISA Affiliate of the Borrower have made all required contributions to each Plan subject to Section 412 of the Code, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Code has been made with respect to any Plan

(b) There are no pending or, to the best knowledge of the Borrower, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could be reasonably be expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or could be reasonably expected to result in a Material Adverse Effect.

(c) No ERISA Event has occurred or is reasonably expected to occur; (ii) no Pension Plan has any Unfunded Pension Liability in such amount as could reasonably be expected to Result in a Material Adverse Effect; (iii) neither the Borrower nor any ERISA Affiliate of the Borrower has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA in such amount as could reasonably be expected to Result in a Material Adverse Effect); (iv) neither the Borrower nor any ERISA Affiliate of the Borrower has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Sections 4201 or 4243 of ERISA with respect to a Multiemployer Plan in such amount as could reasonably be expected to Result in a Material Adverse Effect; and (v) neither the Borrower nor any ERISA Affiliate of the Borrower has engaged in a transaction that could reasonably be expected to be subject to Sections 4069 or 4212(c) of ERISA.

5.13 Subsidiaries.

(a) As of the Closing Date, the Borrower has no Subsidiaries or Unrestricted Subsidiaries other than those specifically disclosed in Part (a) of Schedule 5.13. All Subsidiaries and Unrestricted Subsidiaries of the Borrower are duly organized, validly existing and in good standing under the laws of their respective jurisdictions of organization and are duly qualified to do business in each jurisdiction where failure to so qualify would have an Material Adverse Effect. All outstanding shares of stock of each class of each Subsidiary or Unrestricted Subsidiary of Borrower have been and will be validly issued and are and will be fully paid and nonassessable and are and will be owned, beneficially and of record, by the Borrower or a Wholly-Owned Subsidiary of the Borrower free and clear of any Liens (other than Liens permitted by Section 7.01).

(b) As of the Closing Date, part (b) of Schedule 5.13 sets forth each of the Subsidiaries of the Borrower that shall have delivered a Guaranty on the Closing Date. Each such Guarantor is and will remain a Wholly-Owned Subsidiary of the Borrower.

(c) As of the Closing Date, the Borrower has no equity investments in any other corporation or entity other than those specifically disclosed in Part (c) of Schedule 5.13.

5.14 Margin Regulations; Investment Company Act; Public Utility Holding Company Act.

(a) The Borrower is not engaged and will not be engaged principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board), or extending credit for the purpose of purchasing or carrying margin stock.

(b) None of the Loan Parties, any Person directly or indirectly controlling any of the Loan Parties or any Subsidiary or Unrestricted Subsidiary (i) is a "holding company," or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company," within the meaning of the Public Utility Holding Company Act of 1935, or (ii) is or is required to be registered as an "investment company" under the Investment Company Act of 1940.

5.15 Disclosure. No statement, information, report, representation, or warranty (other than projections) made by any Loan Party in any Loan Document, when so made (or if dated or otherwise specified therein, as of such date), or furnished to the Administrative Agent, the L/C Issuer or any Lender by or at the direction of any Loan Party in connection with any Loan Document, when so furnished (or if dated or otherwise specified therein, as of such date), contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There is no fact known to the Borrower which has caused, or which likely would in the future in the reasonable judgment of the Borrower cause, a Material Adverse Effect (except for any economic conditions which affect generally the industry in which the Borrower and its Subsidiaries conduct business), that has not been set forth in this Agreement or in the other documents, certificates, statements, reports and other information furnished in writing to the Lenders by or on behalf of the Borrower or any other Loan Party in connection with the transactions contemplated hereby.

5.16 Intellectual Property; Licenses, Etc. The Borrower and its Subsidiaries and Unrestricted Subsidiaries own, or possess the right to use, all of the trademarks, service marks, trade names, copyrights, patents, patent rights, franchises, licenses and other rights that are reasonably necessary for the operation of their respective businesses, without conflict with the rights of any other Person. To the best knowledge of the Borrower, no slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by the Borrower or any Subsidiary or Unrestricted Subsidiary infringes upon any rights held by any other Person. No claim or litigation regarding any of the foregoing is pending or, to the best knowledge of the Borrower, threatened, and no patent, invention, device, application, principle or any statute, law, rule, regulation, standard or code is pending or, to the knowledge of the Borrower, proposed, which, in any case described in this Section 5.16, could reasonably be expected to have a Material Adverse Effect.

5.17 Direct Benefit. The initial Loans and Letters of Credit hereunder and all additional Loans and Letters of Credit hereunder are for the direct benefit of the Borrower or one or more of the Guarantors. The Borrower and the Guarantors are engaged as an integrated group in the business of energy production and distribution and related fields, and any benefits to the

Borrower or any Guarantor is a benefit to all of them, both directly or indirectly, inasmuch as the successful operation and condition of the Borrower and the Guarantors is dependent upon the continued successful performance of the functions of the integrated group as a whole.

5.18 Solvency. The Borrower, each individual Guarantor and the Loan Parties on a consolidated basis are Solvent.

5.19 IPSs and Subordinated Note Documents. Before and after giving effect to all the Credit Extensions contemplated hereunder, all representations and warranties of the Borrower or any Guarantor contained in the IPS Prospectus, the Subordinated Note Indenture and any documents related thereto are true and correct in all material respects (except to the extent such representations or warranties relate or refer to a specified, earlier date). Before and after giving effect to all the Credit Extensions contemplated hereunder, there is no event of default or event or condition that could become an event of default with notice or lapse of time or both, under the IPS Prospectus, the Subordinated Note Indenture and any documents related thereto and each of the IPS Prospectus, the Subordinated Notes and any document related thereto is in full force and effect.

5.20 Labor Relations. Neither the Borrower nor any Subsidiary or Unrestricted Subsidiary is engaged in any unfair labor practice that could reasonably be expected to have a Material Adverse Effect. There is (i) no unfair labor practice complaint pending against the Borrower or any Subsidiary or Unrestricted Subsidiary or threatened against any of them, before the National Labor Relations Board, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement is so pending against the Borrower or any Subsidiary or Unrestricted Subsidiary or, to the best of the Borrower's knowledge, threatened against any of them, (ii) no strike, labor dispute, slowdown or stoppage pending against the Borrower or any Subsidiary or Unrestricted Subsidiary or, to the Borrower's knowledge, threatened in writing against the Borrower or any Subsidiary or Unrestricted Subsidiary and (iii) no union representation petition existing with respect to the employees of the Borrower or any Subsidiary or Unrestricted Subsidiary and no union organizing activities are taking place, except with respect to any matter specified in clause (i), (ii) or (iii) above, either individually or in the aggregate, such as could not reasonably be expected to have a Material Adverse Effect.

5.21 Undisclosed Liabilities; Absence of Burdensome Obligations. Neither the Borrower nor any Subsidiary (i) is a party to any material agreement or arrangement, or subject to any order, judgment, writ or decree, which either restricts or purports to restrict its ability to grant Liens to the Administrative Agent and the Lenders on or in respect of their Properties to secure the Indebtedness and the Security Documents or (ii) has any material Indebtedness or any contingent liabilities, off balance sheet liabilities, liabilities for taxes, long term commitments or unrealized or anticipated losses from any unfavorable commitments, except as reflected in the financial statements referred to in Section 5.05.

ARTICLE VI.
AFFIRMATIVE COVENANTS

So long as any Lender shall have any Commitment hereunder, any Loan or other Obligation or Secured Obligation shall remain unpaid, or any Letter of Credit shall remain

outstanding, the Borrower shall, and shall (except in the case of the covenants set forth in Sections 6.01, 6.02 and 6.03) cause each Loan Party and each Subsidiary in which it directly or indirectly owns more than 50% of the total voting or equity interests and (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries to:

6.01 Financial Statements. Deliver to the Administrative Agent and each Lender, in form and detail reasonably satisfactory to the Administrative Agent and the Required Lenders:

(a) (i) as soon as available, but in any event within 90 days after the end of the fiscal year of the Parent Guarantor, an audited consolidated balance sheet of the Parent Guarantor and its consolidated Subsidiaries and (ii) (a) if and when audited financial statements become available, the consolidated balance sheet of the Borrower and its consolidated Subsidiaries and Unrestricted Subsidiaries; provided that Borrower shall use its commercially reasonable efforts to obtain such audited financials and (b) notwithstanding clause (ii)(a), within 90 days after the end of the fiscal year of the Borrower, an unaudited consolidated balance sheet of the Borrower and its consolidated Subsidiaries, each of the balance sheet described in clauses (i), (ii)(a) and (ii)(b) as at the end of such fiscal year, and the related consolidated statements of income and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, and with respect to the balance sheets described in clauses (i) and (ii)(b) audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing selected by the Borrower and reasonably acceptable to the Required Lenders, which report and opinion shall be prepared in accordance with Cdn. GAAP (in the case of the balance sheet referred to in clause (i)) and U.S. GAAP (in the case of the balance sheet referred to in clause (ii)(a) and (ii)(b)) and shall not be subject to any qualifications or exceptions as to the scope of the audit nor to any qualifications and exceptions not reasonably acceptable to the Required Lenders; and

(b) as soon as available, but in any event within 45 days after the end of each of the first three fiscal quarters of each fiscal year of each of the Parent Guarantor and the Borrower, a consolidated balance sheet of each of (i) the Parent Guarantor and its consolidated Subsidiaries and (ii) the Borrower and its consolidated Subsidiaries and Unrestricted Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income and cash flows for such fiscal quarter and for the portion of the Parent Guarantor and the Borrower's fiscal year then ended, as applicable, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous applicable fiscal year and the corresponding portion of the previous applicable fiscal year, all in reasonable detail and certified by a Responsible Officer of the Borrower and the Parent Guarantor, as applicable as fairly presenting the financial condition, results of operations and cash flows of the Borrower and its Subsidiaries and Unrestricted Subsidiaries in accordance with Cdn. GAAP (in the case of the balance sheet referred to in clause (i)) and U.S. GAAP (in the case of the balance sheet referred to in clause (ii)), subject only to normal year-end audit adjustments and the absence of footnotes.

(c) at least 15 days prior to the commencement of each fiscal year of the Borrower, a projected consolidated balance sheet of the Borrower and its Subsidiaries and Unrestricted Subsidiaries as of the end of such next fiscal year and related projected consolidated statements

of income and equity interests including, without limitation, all limited liability and partners' equity and cash flows for such fiscal year, including therein an annual operating budget for the Borrower and its Subsidiaries and Unrestricted Subsidiaries for such fiscal year certified by an Responsible Officer of the Borrower as being a true and complete copy of the projected consolidated balance sheet and operating budget approved by the Borrower for such fiscal year.

(d) The Borrower shall deliver to the Administrative Agent each of the following documents, if available, promptly following the receipt of such by the Borrower: any and all audited annual financial statements, unaudited annual financial statements, management reports, or other similar reports or financial information prepared pursuant to (i) the Organization Documents of any Project Level Subsidiary of the Borrower or (ii) any other agreement regarding preparation and delivery of such reports between the Parent Guarantor or the Borrower and any Project Level Subsidiary of the Borrower.

6.02 Certificates; Other Information. Deliver to the Administrative Agent and each Lender, in form and detail reasonably satisfactory to the Administrative Agent and the Required Lenders:

(a) concurrently with the delivery of the financial statements referred to in Section 6.01(a), a certificate of its independent certified public accountants certifying such financial statements have been prepared in accordance with GAAP and fairly present the financial condition of the Parent Guarantor or the Borrower and its Subsidiaries and Unrestricted Subsidiaries, as applicable, as of the date thereof;

(b) concurrently with the delivery of the financial statements referred to in Sections 6.01(a) and (b), a duly completed Compliance Certificate signed by Responsible Officers of the Parent Guarantor or the Borrower, as applicable;

(c) promptly after the same are available, copies of each annual report, proxy or financial statement or other report or communication sent to the shareholders of the Parent Guarantor or the unit holders of the Borrower, and copies of all annual, regular, periodic and special reports and registration statements (if any) which the Parent Guarantor or the Borrower has filed with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, and not otherwise required to be delivered to the Administrative Agent pursuant hereto, in each case, (i) which are not confidential in nature, as permitted by applicable Laws, as required by contractual restrictions not entered into in contemplation of this Section 6.02(c), as permitted by recognized principles of privilege or as otherwise determined in good faith by the Borrower, and (ii) which are not publicly available on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (or "EDGAR"), the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (or "SEDAR") or other similar publicly accessible sources of which the Parent Guarantor or the Borrower provides written notice to the Administrative Agent and the Lenders; and

(d) promptly after the same are available, copies of quarterly and annual management reports setting forth the respective cash flows of each Project;

(e) promptly, such additional information regarding the business, financial or organizational affairs of the Parent Guarantor or the Borrower or any Subsidiary or Unrestricted Subsidiary as the Administrative Agent, at the request of any Lender, may from time to time reasonably request.

6.03 Notices. Promptly notify the Administrative Agent and each Lender within 5 Business Days after actual knowledge thereof by any Responsible Officer of the Borrower:

(a) of the occurrence of any Default or Event of Default;

(b) of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect, including without limitation (i) breach or non-performance of, or any default under, a Contractual Obligation of the Parent Guarantor or the Borrower or any Subsidiary; (ii) any dispute, litigation, investigation, proceeding or suspension between the Borrower or any Subsidiary and any Governmental Authority; or (iii) the commencement of, or any material development in, any litigation or proceeding affecting the Parent Guarantor or the Borrower or any Subsidiary, including pursuant to any applicable Environmental Laws;

(c) of any litigation, investigation or proceeding affecting any Loan Party which if determined adversely, to any Loan Party, could reasonably be expected to result in liability to one or more Loan Parties in at an amount that exceeds, in the aggregate for all such matters, after giving effect to applicable in-force insurance and related third-party indemnity and similar agreements, U.S.$5,000,000, or in which injunctive relief or similar relief is sought, which relief, if granted, could be reasonably expected to have a Material Adverse Effect;

(d) of the occurrence of any ERISA Event; and

(e) of any announcement by Moody's or S&P of any change in a debt rating or by DBRS of any change to the stability rating of the Parent Guarantor.

Each notice pursuant to this Section shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth details of the occurrence referred to therein and stating what action the relevant Loan Party or Subsidiary has taken and proposes to take with respect thereto. Each notice pursuant to <u>Section 6.03(a)</u> shall describe with particularity any and all provisions of this Agreement or other Loan Document that have been breached.

6.04 Payment of Obligations. Pay and discharge as the same shall become due and payable, all its obligations and liabilities, that if not paid could reasonably be expected to result in a Material Adverse Effect, including: (a) all tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings and adequate reserves in accordance with U.S. GAAP are being maintained by the relevant Loan Party or such Subsidiary; (b) all material lawful claims which, if unpaid, would by law become a Lien upon its Property; and (c) all Indebtedness, as and when due and payable, but subject to any subordination provisions contained in any instrument or agreement evidencing such Indebtedness.

6.05 Continuation of Business, Etc. Except in a transaction permitted by Section 7.05 or pursuant to statutory conversions to another form of entity as permitted by applicable Law, preserve, renew and maintain in full force and effect its legal existence and good standing under the Laws of the jurisdiction of its organization; and except where it will not have a Material Adverse Effect, take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business and preserve or renew all of its registered patents, trademarks, trade names and service marks.

6.06 Maintenance of Properties. Except where it will not have a Material Adverse Effect, (a) maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted, (b) make all necessary repairs thereto and renewals and replacements thereof and (c) use the standard of care typical in the industry in the operation and maintenance of its facilities.

6.07 Maintenance of Insurance. Maintain with financially sound and reputable insurance companies (which are not Affiliates of the Parent Guarantor or the Borrower), insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts as are customarily carried under similar circumstances by such other Persons.

6.08 Compliance with Laws. Comply in all material respects with the requirements of all Laws applicable to it or to its business or Property, except in such instances in which (i) such requirement of Law is being contested in good faith or a bona fide dispute exists with respect thereto or (ii) the failure to comply therewith could not be reasonably expected to have a Material Adverse Effect.

6.09 Books and Records. Maintain proper books of record and account necessary to prepare the financial statements required to be delivered pursuant to Section 6.01 in accordance with U.S. GAAP.

6.10 Inspection Rights. Permit representatives and independent contractors of the Administrative Agent, the L/C Issuer and each Lender, at their respective expense, to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants, in each case, all at such reasonable times during normal business hours and as reasonably often as may be necessary, upon reasonable advance notice to the Borrower and subject to compliance with applicable safety standards, with contractual or attorney-client privilege (as applicable) and non-disclosure agreements; provided, however, that during an Event of Default, the Administrative Agent, the L/C Issuer or any Lender (or any of their respective representatives or independent contractors) may, without duplication of the efforts of the others, do any of the foregoing at the reasonable expense of the Borrower at any time during normal business hours.

6.11 Compliance with Contractual Obligations. Comply with all Contractual Obligations, except in such instances in which (i) such non-compliance is being contested in

good faith or a bona fide dispute exists with respect thereto or (ii) the failure to comply therewith could not be reasonably expected to have a Material Adverse Effect.

6.12 Use of Proceeds. Use the proceeds of the Credit Extensions for working capital (including, managing accounts receivables, inventory and other short-term cash requirements, including timing differences with regard to withholding taxes in the United States), certain limited distributions and for other general corporate purposes of the Borrower in the ordinary course of business.

6.13 Guaranties. Cause each Subsidiary which has not previously executed and delivered to the Administrative Agent a Guarantee and other related collateral documents to execute and deliver to the Administrative Agent promptly, and in any event within five (5) Business Days following such Subsidiary's becoming a Subsidiary, (i) a Guarantee and collateral documents in form and substance satisfactory to the Administrative Agent, together with a resolution of its board of directors or other similar governing body authorizing such Guarantee and collateral documents, (ii) a favorable opinion of counsel to such Guarantor in form and substance satisfactory to the Administrative Agent regarding the valid existence and good standing of such Subsidiary in its jurisdiction of incorporation and its good standing in any jurisdiction in which it is qualified to do business, and to the effect that the execution and delivery of the Guarantee and any collateral documents by such Subsidiary has been duly authorized by all necessary corporate or equivalent action and that the Guarantee and such collateral documents constitute the valid, legal and binding obligation of such Subsidiary, and that such collateral documents create a perfected lien on such Collateral, in each case, subject to related normal and customary qualifications and exceptions, which opinion may be rendered by counsel who is an employee of the Borrower and (iii) documentation of the type described in clauses (iv), (v), and (viii) of Section 4.01(a). Notwithstanding anything to the contrary and for the avoidance of doubt, any Subsidiary designated as an Unrestricted Subsidiary pursuant to Section 6.14 hereto shall not be subject to the requirements of this Section 6.13.

6.14 Unrestricted Subsidiaries. Following the Closing Date and subject to the restrictions and limitations of this Agreement, if the Borrower, or a Subsidiary or an Unrestricted Subsidiary of the Borrower, is permitted to create, purchase or otherwise acquire an entity that would otherwise qualify as a Subsidiary of the Borrower, the Borrower shall be permitted to designate such Subsidiary as an Unrestricted Subsidiary by providing the Administrative Agent with written notice 10 Business Days prior to such designation; provided that notwithstanding anything in this Agreement to the contrary, no Subsidiary of the Borrower in existence as of the Closing Date shall be designated as an Unrestricted Subsidiary without the prior written consent of the Administrative Agent and the Required Lenders acting in their sole and absolute discretion.

ARTICLE VII.
NEGATIVE COVENANTS

So long as any Lender shall have any Commitment hereunder, any Loan or other Obligation shall remain unpaid, or any Letter of Credit shall remain outstanding or any other Secured Obligation shall remain outstanding, the Borrower shall not, nor shall it permit any Loan Party or Subsidiary to, directly or indirectly:

7.01 Liens. The Borrower will not, and will not permit any Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interests and will not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) on any asset or Property of the Borrower or such Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any Obligations of the Borrower or any of its Subsidiaries or any other Person. The Borrower will not permit any Unrestricted Subsidiary to directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) on any asset or Property of the Borrower or any Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom; provided, that notwithstanding the foregoing, the Borrower will not, and will not permit any of its Subsidiaries or Unrestricted Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interests and will not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries or Unrestricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or Property of Onondaga Cogeneration Limited Partnership except for Permitted Liens and Liens reasonably Incurred by Onondaga Cogeneration Limited Partnership in the ordinary course of its business and in accordance with its commercially reasonable past business practices and otherwise permitted under this Agreement.

7.02 Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a) The Borrower will not, and will not permit any Subsidiary or Unrestricted Subsidiary in which it directly or indirectly owns more than 50% of the total voting or equity interests, and shall not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary or Unrestricted Subsidiary) any of its other Subsidiaries or Unrestricted Subsidiaries to, directly or indirectly, Incur or suffer to exist any Indebtedness or issue any shares of Disqualified Stock or Preferred Stock;

(b) The limitations set out in Section 7.02(a) will not apply to the following, provided that at the time any such Indebtedness is Incurred or any Disqualified Stock or Preferred Stock is issued, the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is 1.5 to 1.0 on a *pro forma* basis, after giving effect to the Incurrence of such Indebtedness or the issuance of such Disqualified Stock or Preferred Stock and the application of the proceeds therefrom:

(i) the Incurrence by the Borrower and its Subsidiaries of Indebtedness represented by the Guarantees and the other Loan Documents;

(ii) Indebtedness, Disqualified Stock or Preferred Stock of the Borrower or any Subsidiary or Unrestricted Subsidiary existing on the Closing Date as detailed in Schedule 7.02(b)(ii);

(iii) Indebtedness to be issued in the form of Additional Securities forming part of the IPSs, issued by the Issuer to finance the redemption by Borrower of any Existing Investor Interests (as defined in the Subordinated Note Indenture) and related issuance of Class A preferred membership interests of Borrower in connection with such issuance;

(iv) Indebtedness arising from agreements of the Borrower or a Subsidiary or Unrestricted Subsidiary of the Borrower providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary or Unrestricted Subsidiary of the Borrower in accordance with the terms of this Agreement, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(v) Indebtedness of the Borrower to the Issuer or a Subsidiary of the Borrower; provided that any such Indebtedness is expressly subordinated in right of payment to the Obligations and the other Secured Obligations, in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders; provided, further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Subsidiary ceasing to be a Subsidiary of the Borrower or any other subsequent transfer of any such Indebtedness (except to the Borrower or another Subsidiary of the Borrower) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(vi) Indebtedness of a Subsidiary of the Borrower to the Issuer, the Borrower or another Subsidiary of the Borrower; provided that (x) any such Indebtedness is made pursuant to an intercompany note subordinated in right of payment to the Obligations and the other Secured Obligations, in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders and (y) if a Guarantor Incurs such Indebtedness to a Subsidiary of the Borrower that is not a Guarantor, such Indebtedness is subordinated in form and substance satisfactory to the Administrative Agent and the Required Lenders in right of payment to the Guarantee of such Guarantor; provided, further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Subsidiary of the Borrower lending such Indebtedness ceasing to be a Subsidiary of the Borrower or any other subsequent transfer of any such Indebtedness (except to the Borrower or another Subsidiary of the Borrower) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(vii) Hedging Obligations that are incurred in the ordinary course of business (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Agreement to be outstanding, (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(viii) any guarantee by the Borrower or a Subsidiary of the Borrower of other obligations of the Borrower or any of its Subsidiaries so long as the Incurrence of such Indebtedness by the Borrower or such Subsidiary is permitted under the terms of this

Agreement; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Obligations and the other Secured Obligations or the Guarantee of such Subsidiary, as applicable, any such guarantee of such Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Subsidiary's Guarantee with respect to the Obligations and the other Secured Obligations substantially to the same extent as such Indebtedness is subordinated to the Securities or the Guarantee of such Subsidiary, as applicable;

(ix) the Incurrence by the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries of Indebtedness which serves to refund or refinance any Indebtedness Incurred as permitted under this Section 7.02 and clauses (i), (ii), (v) and (vi), above, and (xiii) below, or any Indebtedness issued to so refund or refinance such Indebtedness (subject to the following proviso, **"Refinancing Indebtedness"**) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced;

(B) has a Stated Maturity which is no earlier than the Stated Maturity of the Indebtedness being refunded or refinanced;

(C) to the extent such Refinancing Indebtedness refinances Indebtedness *pari passu* with the Obligations and the other Secured Obligations of the Subsidiaries that are Guarantors, is *pari passu* with or subordinated to the Obligations and the other Secured Obligations of such Subsidiaries under such guarantee, as applicable; and

(D) is Incurred in an aggregate amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing;

(x) Indebtedness of Persons that are acquired by the Borrower or any of its Subsidiaries or merged into a Subsidiary in accordance with the terms of this Agreement; provided, however, that such Indebtedness is not Incurred in contemplation of such acquisition or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided, further, however, that the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is 1.5 to 1.0 on a *pro forma* basis, after giving effect to such acquisition and the Incurrence of such Indebtedness, would be greater than the actual Cash Flow Coverage Ratio for such period without giving effect to such acquisition;

(xi) the Incurrence by the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries of Indebtedness which serves to finance in whole or in part the making of

capital improvements required to maintain compliance with applicable Laws or Project Documents, provided, however, that the principal amount of all such Indebtedness does not exceed an aggregate of U.S.$20,000,000 and an independent engineer confirms in writing to the Administrative Agent that such capital improvements are required to maintain compliance with applicable Laws or Project Documents;

(xii) the Incurrence by the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries of Indebtedness in connection with performance, surety or similar bonds, letters of credit or performance guarantees or other similar obligations in the ordinary course of business, provided, however, the principal amount of all such Indebtedness does not exceed an aggregate of U.S.$15,000,000; and

(xiii) (A) the Incurrence of Indebtedness by any Subsidiary that is (1) a Subsidiary on the Closing Date and (2) as of the Closing Date does not have any outstanding obligations with respect to any material Indebtedness; provided, however that (X) any Indebtedness Incurred by such Subsidiary shall be on commercially reasonable terms and (Y) prior to Incurring such Indebtedness, such Subsidiary shall have received the written consent of the Administrative Agent, such consent not to be unreasonably withheld.

(c) The Project Level Subsidiaries and Unrestricted Subsidiaries may incur Indebtedness and issue Disqualified Stock or Preferred Stock as follows; provided that at the time any such Indebtedness is Incurred or any such Disqualified Stock or Preferred Stock is issued, the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is 1.5 to 1.0 on a *pro forma* basis, after giving effect to the Incurrence of such Indebtedness or the issuance of such Disqualified Stock or Preferred Stock and the application of the proceeds therefrom;

(i) Indebtedness of any Unrestricted Subsidiary or the issuance of any shares of Disqualified Stock or Preferred Stock by an Unrestricted Subsidiary; provided, that neither (X) such Indebtedness or the Incurrence thereof, nor (Y) the issuance of such shares of Disqualified Stock or Preferred Stock shall encumber, restrict or in any other way affect any asset or Property of the Borrower or any Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom;

(ii) Indebtedness of any Project Level Subsidiary; provided, that (X) such Indebtedness is non-recourse to the Borrower and non-recourse to any Project Holding Entity and (Y) such Indebtedness or the Incurrence thereof, shall not encumber, restrict or in any other way affect any asset or Property of the Borrower or any Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom.

provided, that notwithstanding anything to the contrary in this Section 7.02, the Borrower will not, and will not permit any of its Subsidiaries or Unrestricted Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interests and will not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary or Unrestricted Subsidiary) any of its other Subsidiaries or Unrestricted Subsidiaries to, directly or indirectly, Incur or suffer to exist any Indebtedness of or

by Onondaga Cogeneration Limited Partnership or issue any shares of Disqualified Stock or Preferred Stock with respect to Onondaga Cogeneration Limited Partnership, except for Indebtedness Incurred with respect to the Onondaga Swap and Indebtedness reasonably Incurred by Onondaga Cogeneration Limited Partnership in the ordinary course of its business and in accordance with its commercially reasonable past business practices and otherwise permitted under this Agreement.

For purposes of determining compliance with this Section 7.02, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses above or is entitled to be Incurred pursuant to Section 7.02(a), the Borrower will, in its sole discretion, classify or reclassify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses of Section 7.02. Accrual of interest and the accretion of accreted value will not be deemed to be an Incurrence of Indebtedness for purposes of this Section.

7.03 Limitation on Restricted Payments.

(a) The Borrower will not, and will not permit any Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interest, and shall not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries, to directly or indirectly:

(i) declare or pay any dividend or make any distribution on account of the Borrower's or any of its Subsidiaries' Equity Interests, including any payment made in connection with any merger or consolidation involving the Borrower (other than (A) dividends or distributions by the Borrower payable solely in Equity Interests (other than Disqualified Stock) of the Borrower or (B) dividends or distributions by a Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly-Owned Subsidiary, the Borrower or a Subsidiary receives at least its *pro rata* share of such dividend or distribution in accordance with the terms of such Equity Interests);

(ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Borrower or any Subsidiary other than repurchases of Existing Investor Interests (as defined in the Subordinated Note Indenture) by the Borrower pursuant to the exercise by the Existing Investors (as defined in the Subordinated Note Indenture) of the Liquidity Right (as defined in the Subordinated Note Indenture) to the extent that such repurchase is funded through the issuance of equity securities by the Borrower;

(iii) make a Restricted Investment;

(all such payments and other actions set forth in clauses (i), (ii) and (iii) above being collectively referred to as "**Restricted Payments**");

unless, at the time of such Restricted Payment:

(A) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

(B) the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is 1.5 to 1.0 on a *pro forma* basis, after giving effect to the making of such Restricted Payment; and

(C) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Borrower and its Subsidiaries after the Closing Date (including Restricted Payments permitted by clauses (i), (iii) and (v) of Section 7.03(b), but not including all other Restricted Payments permitted by Section 7.03(b)), is less than the sum of, without duplication:

(1) 100% of the Borrower's Cash Flow less Interest Expense and any required principal repayments on outstanding Indebtedness of the Borrower for the period (taken as one accounting period) from the first date of the fiscal quarter in which the Closing Date occurs to the end of the Borrower's most recently-ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined below) of Property other than cash, received by the Borrower after the Closing Date from the issue or sale of Equity Interests of the Borrower excluding Refunding Capital Stock (as defined herein), Disqualified Stock and Excluded Contributions, including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary or Unrestricted Subsidiary of the Borrower), plus

(3) 100% of the aggregate amount of contributions to the capital of the Borrower received in cash and the Fair Market Value (as determined below) of Property other than cash received by the Borrower as a contribution to capital since the Closing Date excluding Refunding Capital Stock (as defined herein), Disqualified Stock and Excluded Contributions, plus

(4) 100% of the aggregate amount received in cash and the Fair Market Value (as determined below) of Property other than cash received since the Closing Date from (X) the sale or other disposition (other than to the Borrower or a Subsidiary or Unrestricted Subsidiary of the Borrower) of Restricted Investments made by the Borrower and its

Subsidiaries or Unrestricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Borrower and its Subsidiaries or Unrestricted Subsidiaries by any Person (other than the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments, and/or (Y) the sale (other than to the Borrower or a Subsidiary or Unrestricted Subsidiary) of the Capital Stock of a Subsidiary or Unrestricted Subsidiary.

The Fair Market Value of Property other than cash covered by clauses (2), (3) and (4) above will be determined in good faith by the Borrower and (X) in the case of Property with a Fair Market Value in excess of U.S.$2,500,000, shall be set forth in an Officers' Certificate or (Y) in the case of Property with a Fair Market Value in excess of U.S.$10,000,000, shall be set forth in a resolution approved by at least a majority of the board of directors or other similar governing body of the Borrower.

(b) The provisions of Section 7.03(a) shall not prohibit:

(i) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have been permitted under the provisions of this Agreement;

(ii) (A) the repurchase, retirement or other acquisition of any Equity Interests ("**Retired Capital Stock**") or Subordinated Indebtedness of the Borrower in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Borrower or contributions to the equity capital of the Borrower (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary or Unrestricted Subsidiary of the Borrower or to an employee stock ownership plan or any trust established by the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries) (collectively, including any such contributions, "**Refunding Capital Stock**") and (B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary or Unrestricted Subsidiary of the Borrower or to an employee stock ownership plan or any trust established by the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries) of Refunding Capital Stock;

(iii) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Borrower or any of its Subsidiaries or Unrestricted Subsidiaries issued or incurred in accordance with Section 7.02(b) hereof;

(iv) the declaration and payment of dividends on the Class A member interests or Class B member interests of the Borrower in accordance with the terms of such member interests and this Agreement;

(v) the payment of dividends on the Common Shares of the Borrower up to an aggregate amount in any fiscal quarter not to exceed the Quarterly Base Dividend Level, provided that the Cash Flow Coverage Ratio of the Parent Guarantor is at least 1:25 to 1.0;

(vi) other Restricted Payments in an aggregate amount not to exceed U.S.$5,000,000 from the Closing Date;

(vii) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options; and

(viii) the declaration and payment of dividends or distributions or other Restricted Payments made by an Unrestricted Subsidiary.

provided, that at the time of and after giving effect to, any Restricted Payment permitted by clauses (i), (iii), (v), (vi), (vii) and (viii), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; provided, further, that with respect to clause (viii), unless the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is at least 1.25 to 1.0 on a *pro forma* basis, after giving effect to the making of such Restricted Payment (X) no Unrestricted Subsidiary shall be permitted to declare or pay dividends or distributions except for dividends and distributions made to such Unrestricted Subsidiary's immediate parent entity which entity is a Subsidiary of the Borrower and (Y) no Unrestricted Subsidiary shall be permitted to make any Restricted Investments; provided, further, that unless the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is at least 1.25 to 1.0 on a *pro forma* basis after giving effect to the making of such Restricted Payment, any such Restricted Payment may be made only out of, and to the extent of funds in, the US Levelization Reserve Account (as defned in the Depositary Agreement) or the Canadian Levelization Reserve Account (as defined in the Depositary Agreement), and in accordance with the terms of the Depositary Agreement.

7.04 Dividend and Other Payment Restrictions Affecting Subsidiaries.

The Borrower will not, and will not permit any Subsidiary or Unrestricted Subsidiary in which it directly or indirectly owns more than 50% of the total voting or equity interests, and will not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries or Unrestricted Subsidiaries, to directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Subsidiary to:

(a) (i) pay dividends or make any other distributions to the Borrower or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or

measured by, its profits, or (ii) pay any Indebtedness owed to the Borrower or any of its Subsidiaries;

(b) make loans or advances to the Borrower or any of its Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to the Borrower or any of its Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(A) contractual encumbrances or restrictions in effect on the Closing Date, including pursuant to this Agreement;

(B) the Subordinated Note Indenture;

(C) applicable law or any applicable rule, regulation or order;

(D) any agreement or other instrument relating to Indebtedness of a Person acquired by the Borrower or any Subsidiary or Unrestricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the Property or assets of the Person, so acquired;

(E) any restriction with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Subsidiary pending the closing of such sale or disposition;

(F) Secured Indebtedness or Liens otherwise permitted to be Incurred pursuant to Sections 7.01 and 7.02 hereof that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(G) restrictions on cash or other deposits or net worth imposed by customers under Contracts entered into in the ordinary course of business that impose restrictions of the type described in Section 7.04(c) herein;

(H) customary provisions in joint venture agreements, limited partnership agreements and other similar agreements entered into in the ordinary course of business;

(I) customary provisions contained in leases and other similar agreements entered into in the ordinary course of business; or

(J) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the

contracts, instruments or obligations referred to in clauses (A) through (I) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the board of directors or other similar governing body of the Borrower, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

7.05 Asset Sales.

(a) The Borrower will not, and will not permit any Subsidiary or Unrestricted Subsidiary in which it owns more than 50% of the total voting or equity interests, and will not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary or Unrestricted Subsidiary) any of its other Subsidiaries or Unrestricted Subsidiaries to, cause or make an Asset Sale, unless the Borrower or its Subsidiaries or Unrestricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Borrower) of the assets sold or otherwise disposed of.

(b) Within 365 days after the Borrower's or any Subsidiary's receipt of the Net Proceeds of any Asset Sale permitted under Section 7.05(a), the Borrower or such Subsidiary shall apply the Net Proceeds from such Asset Sale, at its option:

(A) to permanently reduce Obligations under the Credit Facilities and to correspondingly reduce commitments with respect thereto pursuant to Section 2.07;

(B) to make an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case used or useful in a Similar Business; provided that any such investment is made in or for the direct benefit of a Subsidiary;

(C) to make an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale; provided that any such investment is made in or for the direct benefit of a Subsidiary; and/or

(D) to make a disbursement from the Borrower to the Parent Guarantor pursuant to Section 7.03(b)(iv) or (v) in accordance with the restrictions and limitations of Section 7.03; provided, at the time such disbursement is made the Cash Flow Coverage Ratio of the Parent Guarantor for the previous four-quarter period is 1.5 to 1.0 on a *pro forma* basis, after giving effect to the making of such disbursement; provided, further, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

Pending the final application of any such Net Proceeds, the Borrower or such Subsidiary may temporarily reduce Indebtedness hereunder or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities.

provided, that notwithstanding the foregoing, the Borrower will not, and will not permit any of its Subsidiaries or Unrestricted Subsidiaries in which it directly or indirectly owns more than 50% of the total voting or equity interests and will not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary or Unrestricted Subsidiary) any of its other Subsidiaries or Unrestricted Subsidiaries to, sell, transfer, lease or otherwise dispose of any of the Property of Onondaga Cogeneration Limited Partnership to any Person other than any reasonable sales, transfers, leases or other dispositions of any Property by Onondaga Cogeneration Limited Partnership in the ordinary course of its business and in accordance with its commercially reasonable past business practices and otherwise permitted under this Agreement.

7.06 Transactions with Affiliates.

(a) The Borrower will not, and will not permit any Subsidiaries in which it owns more than 50% of the total voting or equity interests and will not permit (to the extent that the Borrower has any direct or indirect contractual or other approval rights over the actions of such Subsidiary) any of its other Subsidiaries, to directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any Property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Borrower (each of the foregoing, an "**Affiliate Transaction**") unless:

(i) such Affiliate Transaction is on terms that are not materially less favourable to the Borrower or the relevant Subsidiary than those that could have been obtained in a comparable transaction by the Borrower or such Subsidiary with an unrelated Person;

(ii) with respect to any Affiliate Transaction with an Unrestricted Subsidiary or any other Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of U.S.$5 million but less than or equal to U.S.$10 million, the Borrower delivers to the Administrative Agent a resolution adopted by the majority of the board of directors or other similar governing body of the Borrower, approving such Affiliate Transaction and an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above; and

(iii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of U.S.$10 million, the Borrower delivers to the Administrative Agent a resolution adopted by the majority of the board of directors or other similar governing body of the Borrower, approving such Affiliate Transaction and a letter from an independent financial advisor of recognized standing stating that such transaction is fair to the Borrower or such Subsidiary from a financial point of view or meets the requirement of clause (i) above.

(b) The provisions of this Section 7.06 shall not apply to the following:

(i) Permitted Investments and Restricted Payments permitted by Section 7.04;

(ii) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Borrower, or any Subsidiary or the Manager including, for greater certainty, any fees payable under the Management Agreement (as defined in the Subordinated Note Indenture);

(iii) an Affiliate Transaction between one or more Unrestricted Subsidiaries; provided that for the avoidance of doubt, any Affiliate Transaction involving a Subsidiary and an Unrestricted Subsidiary shall be subject to the provisions of Section 7.06, unless otherwise excluded pursuant to a provision of this clause (b) other than this Section 7.06(b)(iii);

(iv) **Intentionally Blank;**

(v) **Intentionally Blank;**

(vi) any agreement in effect as of the Closing Date or any amendment thereto (so long as any such amendment is not disadvantageous to the Lenders in any material respect) or any transaction contemplated thereby; and

(vii) the existence of, or the performance by the Borrower or any Subsidiary or Unrestricted Subsidiary of the Borrower of its obligations under the terms of, any shareholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Closing Date and any similar agreements (including any operating agreements or limited partnership agreements) which it may enter into thereafter; provided, however, that the existence of, or the performance by the Borrower or any of its Subsidiaries of its obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Closing Date shall only be permitted by this clause (vii) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Lenders in any material respect.

7.07 Merger, Consolidation or Sale of All or Substantially All Assets.

(a) The Borrower will not consolidate or merge with or into or wind up into (whether or not the Borrower is the surviving corporation) or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(i) the Borrower is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Borrower) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws

of the United States (the Borrower or such Person, as the case may be, being herein called the "**Successor Borrower**")

(ii) the Successor Borrower (if other than the Borrower) expressly assumes all the obligations of the Borrower under this Agreement pursuant to a such documents or instruments in form reasonably satisfactory to the Administrative Agent;

(iii) all of the Guarantees of the Obligations and the other Secured Obligations, and related security, remain in full force and effect or replacement guarantees and security reasonably satisfactory to the Administrative Agent are provided;

(iv) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Borrower or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Borrower or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing;

(v) Intentionally Blank;

(vi) each party to the Guarantees, unless they are the other party to the transactions described above, will have by supplemental Security Documents and guarantees confirmed that such securities and guarantees will apply to such Person's obligations under the Guarantees (or, such parties will have entered into guarantees in form and substance substantially the same as the Guarantees); and

(vii) the Borrower will have delivered to the Administrative Agent an Officers' Certificate and an opinion of counsel stating that such consolidation, merger or transfer and such supplemental guarantees (if any) and supplemental Security Documents comply with this Agreement and applicable requirements of Law.

The Successor Borrower shall succeed to, and be substituted for, the Borrower under this Agreement and such Security Documents. Notwithstanding the foregoing Sections 7.07(a)(iii) and 7.07(a)(v) any Subsidiary or Unrestricted Subsidiary of the Borrower may consolidate with, merge into or transfer all or part of its properties and assets to the Borrower or to another Subsidiary of the Borrower; provided, however that if an Unrestricted Subsidiary merges, transfers or otherwise consolidates all or part of its properties with or to the Borrower or any Subsidiary of the Borrower, such Unrestricted Subsidiary shall cease to be designated as an Unrestricted Subsidiary.

(b) The Borrower shall not permit any Subsidiary to consolidate or merge with or into or wind up into (whether or not such Subsidiary is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person (including without limitation an Unrestricted Subsidiary) unless:

(i) such Subsidiary is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary) or to which

such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of any state of the United States (such Subsidiary, being herein called the "**Successor Guarantor**");

(ii) the Successor Guarantor (if other than such Subsidiary) expressly assumes all the obligations of such Subsidiary under this Agreement and such Guarantor's Guarantee and related security pursuant to a supplemental Security Documents and other documents or instruments in form reasonably satisfactory to the Administrative Agent;

(iii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing; and

(iv) the Subsidiary shall have delivered or caused to be delivered to the Administrative Agent an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental Security Documents comply with this Agreement and applicable requirements of Law.

The Successor Guarantor shall succeed to, and be substituted for, such Guarantor under such Guarantor's Guarantee and Security Documents (if any).

7.08 ERISA. Except where no Material Adverse Effect could reasonably be expected to occur, the Borrower will not, and will not cause or permit any other Loan Party to, permit any of the events or circumstances described in Section 5.12 to exist or occur.

7.09 Change in Nature of Business or Project Documents. Engage in any material line of business substantially different from any Similar Business or those lines of business conducted by any of the Borrower or its Subsidiaries on the date hereof or, if substantially different therefrom, not permitted by the Borrower's Organizational Documents. Consent or agree to any material amendment or modification to any Project Document if such material amendment or modification could reasonably be expected to have a Material Adverse Effect.

7.10 Use of Proceeds. Use the proceeds of any Credit Extension, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the Board) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.

ARTICLE VIII.
EVENTS OF DEFAULT AND REMEDIES

8.01 Events of Default. Any of the following shall constitute an Event of Default:

(a) Non-Payment. The Borrower fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan or any L/C Obligation, or (ii) within five Business Days after the same becomes due, any interest on any Loan or on any L/C Obligation, or any facility, utilization or other fee due hereunder, or any other amount payable hereunder or under any other Loan Document; or

(b) Specific Covenants. The Borrower shall fail to comply with perform or observe any term, covenant or agreement contained in any of Section 6.03(a) or 6.12 or Article VII; or

(c) Other Defaults. Any Loan Party fails or refuses to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above) contained in any Loan Document on its part to be performed or observed, and such failure or refusal continues for 30 days after the earlier of (i) such Loan Party's obtaining knowledge of such failure or refusal and (ii) such Loan Party's being notified of such failure or refusal by the Administrative Agent, the L/C Issuer or any Lender; or

(d) Representations and Warranties. Any representation or warranty made or deemed made by the Borrower or any other Loan Party herein, in any other Loan Document, or in any document delivered by it in connection herewith or therewith proves to have been incorrect in any material respect when made or deemed made; or

(e) Cross-Default. (i) The Borrower, any Guarantor, or any Subsidiary (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise), inclusive of any grace, extension, forbearance or similar period, in respect of any Indebtedness having an aggregate principal amount (including undrawn or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than U.S.$5,000,000, or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, for a period beyond the applicable grace, cure, extension, forbearance or other similar period the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or the beneficiary or beneficiaries of any applicable Guarantee Obligation (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased or redeemed (automatically or otherwise) prior to its stated maturity, or such Guarantee Obligation to become payable or cash collateral of more than U.S.$5,000,000 in respect thereof to be demanded; or (ii) there occurs under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which the Borrower, any Guarantor, or any Subsidiary or Unrestricted Subsidiary is the Defaulting Party (as defined in such Swap Contract) or (B) any Termination Event (as so defined) under such Swap Contract as to which the Borrower, any Guarantor, or any Subsidiary or Unrestricted Subsidiary is an Affected Party (as so defined) and, in either event, the Swap Termination Value owed by the Borrower, such Guarantor, or such Subsidiary or Unrestricted Subsidiary as a result thereof is greater than U.S.$ 5,000,000; or (iii) any Unrestricted Subsidiary (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise), inclusive of any grace,

extension, forbearance or similar period, in respect of any Indebtedness having an aggregate principal amount (including undrawn or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than U.S.$5,000,000 and such failure results in recourse to the Borrower or any Subsidiary or any of their respective assets; or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, for a period beyond the applicable grace, cure, extension, forbearance or other similar period the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased or redeemed (automatically or otherwise) prior to its stated maturity and such failure results in recourse to the Borrower or any Subsidiary or any of their respective assets; provided, that any event described in the preceding clauses (i) through (iii) that relates to a Subsidiary (including any Subsidiary that is also a Guarantor) shall not constitute an Event of Default unless such event constitutes a Specified Project Event; or

(f) Insolvency Proceedings, Etc. Any Loan Party institutes or consents to the institution of any proceeding under any Debtor Relief Law with respect to itself, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its Property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for 60 calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any part of its Property is instituted without the consent of such Person and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such proceeding; provided, that any event described in this subsection (f) that relates to a Subsidiary (including any Subsidiary that is also a Guarantor) shall not constitute an Event of Default unless such event constitutes a Specified Project Event; or

(g) Inability to Pay Debts. Any Loan Party becomes unable or admits in writing its inability or fails generally to pay its debts as they become due as provided in Title 11 of the United States Bankruptcy Code; provided, that any event described in this subsection (g) that relates to a Subsidiary (including any Subsidiary that is also a Guarantor) shall not constitute an Event of Default unless such event constitutes a Specified Project Event; or

(h) Judgments. There is entered against any Loan Party (i) a final judgment or order for the payment of money in an aggregate amount exceeding U.S.$ 5,000,000 (to the extent not covered by independent third-party insurance as to which the insurer does not dispute coverage and third-party indemnity or similar agreements), and either such Loan Party fails (A) to have discharged, within 60 days after its commencement, any related attachment, sequestration or similar proceeding against its material assets or (B) to pay any money judgment against it within 10 days before the date on which any of its assets may be lawfully sold to satisfy that judgment; or

(i) ERISA. (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of a Loan Party under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of the Threshold Amount, or (ii) the Borrower or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the Threshold Amount; or

(j) Invalidity of Loan Documents. Any Loan Document, at any time after its execution and delivery and for any reason other than the agreement of all the Lenders or satisfaction in full of all the Obligations, ceases to be in full force and effect, or is declared by a court of competent jurisdiction to be null and void, invalid or unenforceable in any respect; or any Loan Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document; or

(k) Change of Control. There occurs any Change of Control; or

(l) Default Under Project Document. The Borrower, any Guarantor or any of their Subsidiaries shall default under or breach any Project Document if such default or breach could have a Material Adverse Effect; provided, however, that if and only if (i) such breaches or defaults do not in the aggregate constitute a Specified Project Effect, then (ii) such breaches or defaults shall be deemed not to have a Material Adverse Affect for purposes of this Section 8.01(l).

8.02 Remedies Upon Event of Default. If any Event of Default occurs and is then continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders,

(a) declare the commitment of each Lender to make Loans and any obligation of the L/C Issuer to make L/C Credit Extensions to be terminated, whereupon such commitments and obligation shall be terminated;

(b) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(c) require that the Borrower Cash Collateralize the L/C Obligations (in an amount equal to the then Outstanding Amount thereof); and

(d) exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents or applicable law;

provided, however, that upon the occurrence of any event specified in subsection (f) or (g) of Section 8.01 with respect to the Borrower, the obligation of each Lender to make Loans and any obligation of the L/C Issuer to make L/C Credit Extensions shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid

shall automatically become due and payable, and the obligation of the Borrower to Cash Collateralize the L/C Obligations as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent, the L/C Issuer or any Lender.

ARTICLE IX.
ADMINISTRATIVE AGENT

9.01 Appointment and Authorization of Administrative Agent.

(a) Each Lender hereby irrevocably (subject to Section 9.09) appoints, designates and authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere herein or in any other Loan Document, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, nor shall the Administrative Agent have or be deemed to have any fiduciary relationship with any Lender or participant, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent. Without limiting the generality of the foregoing sentence, the use of the term "agent" herein and in the other Loan Documents with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(b) The L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith until such time (and except for so long) as the Administrative Agent may agree at the request of the Required Lenders to act for the L/C Issuer with respect thereto; provided, however, that the L/C Issuer shall have all of the benefits and immunities (i) provided to the Administrative Agent in this Article IX with respect to any acts taken or omissions suffered by the L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and the application and agreements for letters of credit pertaining to the Letters of Credit as fully as if the term "Administrative Agent" as used in this Article IX included the L/C Issuer with respect to such acts or omissions, and (ii) as additionally provided herein with respect to the L/C Issuer.

9.02 Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement or any other Loan Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel and other consultants or experts concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects in the absence of gross negligence or willful misconduct.

9.03 Liability of Administrative Agent. No Agent-Related Person shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its

own gross negligence or willful misconduct in connection with its duties expressly set forth herein), or (b) be responsible in any manner to any Lender or participant for any recital, statement, representation or warranty made by any Loan Party or any officer thereof, contained herein or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or for any failure of any Loan Party or any other party to any Loan Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Lender or participant to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party or any Affiliate thereof.

9.04 Reliance by Administrative Agent.

(a) The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, communication, signature, resolution, representation, notice, consent, certificate, affidavit, letter, telegram, facsimile or telex, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to any Loan Party), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under any Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders or all the Lenders, if required hereunder, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and participants. Where this Agreement expressly permits or prohibits an action unless the Required Lenders otherwise determine, the Administrative Agent shall, and in all other instances, the Administrative Agent may, but shall not be required to, initiate any solicitation for the consent or a vote of the Lenders.

(b) For purposes of determining compliance with the conditions specified in Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter either sent by the Administrative Agent to such Lender for consent, approval, acceptance or satisfaction, or required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender.

9.05 Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to defaults in the payment of principal, interest and fees required to be paid to the Administrative Agent for the account of the Lenders, unless the Administrative Agent shall have received written notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default." The

Administrative Agent will notify the Lenders of its receipt of any such notice. The Administrative Agent shall take such action with respect to such Default or Event of Default as may be directed by the Required Lenders in accordance with Article VIII; provided, however, that unless and until the Administrative Agent has received any such direction, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable or in the best interest of the Lenders.

9.06 Credit Decision; Disclosure of Information by Administrative Agent. Each Lender acknowledges that no Agent-Related Person has made any representation or warranty to it, and that no act by the Administrative Agent hereinafter taken, including any consent to and acceptance of any assignment or review of the affairs of any Loan Party or any Affiliate thereof, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender as to any matter, including whether Agent-Related Persons have disclosed material information in their possession. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, Property, financial and other condition and creditworthiness of the Loan Parties and their respective Subsidiaries and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrower and the other Loan Parties hereunder. Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, Property, financial and other condition and creditworthiness of the Borrower and the other Loan Parties. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent herein, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, Property, financial and other condition or creditworthiness of any of the Loan Parties or any of their respective Affiliates which may come into the possession of any Agent-Related Person.

9.07 Indemnification of Administrative Agent. Whether or not the transactions contemplated hereby are consummated, the Lenders shall indemnify upon demand each Agent-Related Person (to the extent not reimbursed by or on behalf of any Loan Party and without limiting the obligation of any Loan Party to do so), pro rata, and hold harmless each Agent-Related Person from and against any and all Indemnified Liabilities incurred by it; provided, however, that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities resulting from any such Person's gross negligence or willful misconduct; provided, however, that no action taken in accordance with the directions of the Required Lenders shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section. Without limitation of the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its ratable share of any costs or out-of-pocket expenses (including Attorney Costs) incurred by the Administrative Agent in connection with the

preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that the Administrative Agent is not reimbursed for such expenses by or on behalf of the Borrower. The undertaking in this Section shall survive termination of the Commitments, the payment of all Obligations hereunder and the resignation or replacement of the Administrative Agent.

9.08 Administrative Agent in its Individual Capacity. Bank of Montreal and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with each of the Loan Parties and their respective Affiliates as though Bank of Montreal were not the Administrative Agent or the L/C Issuer hereunder and without notice to or consent of the Lenders. The Lenders acknowledge that, pursuant to such activities, Bank of Montreal or its Affiliates may receive information regarding any Loan Party or its Affiliates (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that the Administrative Agent shall be under no obligation to provide such information to them. With respect to its Loans, Bank of Montreal shall have the same rights and powers under this Agreement as any other Lender and may exercise such rights and powers as though it were not the Administrative Agent or the L/C Issuer, and the terms "Lender" and "Lenders" include Bank of Montreal in its individual capacity.

9.09 Successor Administrative Agent. The Administrative Agent may resign as Administrative Agent upon 30 days' notice to the Lenders. If the Administrative Agent resigns under this Agreement, the Required Lenders shall appoint from among the Lenders a successor administrative agent for the Lenders which successor administrative agent shall be consented to by the Borrower at all times other than during the existence of an Event of Default (which consent of the Borrower shall not be unreasonably withheld or delayed). If no successor administrative agent is appointed prior to the effective date of the resignation of the Administrative Agent, the Administrative Agent may appoint, after consulting with the Lenders and the Borrower, a successor administrative agent from among the Lenders. Upon the acceptance of its appointment as successor administrative agent hereunder, such successor administrative agent shall succeed to all the rights, powers and duties of the retiring Administrative Agent and the term "Administrative Agent" shall mean such successor administrative agent and the retiring Administrative Agent's appointment, powers and duties as Administrative Agent shall be terminated. After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provisions of this Article IX and Sections 10.03 and 10.13 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement. If no successor administrative agent has accepted appointment as Administrative Agent by the date which is 30 days following a retiring Administrative Agent's notice of resignation, the retiring Administrative Agent's resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above.

9.10 Other Agents; Arrangers, Etc. None of the Lenders identified on the facing page or signature pages of this Agreement as a "syndication agent," "documentation agent," "collateral agent," "arranger," "lead arranger" or "book manager" shall have any right, power, obligation, liability, responsibility or duty under this Agreement other than those applicable to all Lenders as such. Without limiting the foregoing, none of the Lenders so identified shall have or be deemed to have any fiduciary relationship with any Lender. Each Lender acknowledges that it has not relied, and will not rely, on any of the Lenders so identified in deciding to enter into this Agreement or in taking or not taking action hereunder.

ARTICLE X.
MISCELLANEOUS

10.01 Amendments, Etc. No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrower or the applicable Loan Party, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall, unless in writing and signed by each of the Lenders directly affected thereby and by the Borrower, and acknowledged by the Administrative Agent, do any of the following:

(a) (extend or increase the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 8.02), except for any such extension made in accordance with Section 2.15;

(b) postpone any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under any other Loan Document;

(c) reduce the principal of, or the rate of interest specified herein on, any Loan or L/C Borrowing, or (subject to clause (iii) of the proviso below) any fees or other amounts payable hereunder or under any other Loan Document;

(d) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Loans and L/C Obligations which is required for the Lenders or any of them to take any action hereunder;

(e) change the Pro Rata Share or Voting Percentage of any Lender;

(f) amend this Section, or Section 2.14, or any provision herein providing for consent or other action by all the Lenders;

(g) release any Guarantor from its Guarantee except as expressly permitted pursuant to the terms of any Loan Document; or

(h) except as expressly provided herein or in the applicable Security Document, release all or any part of the Collateral from the Liens of the Security Documents;

and, provided further, that (i) no amendment, waiver or consent shall, unless in writing and signed by the L/C Issuer in addition to the Required Lenders or all the Lenders, as the case may be, affect the rights or duties of the L/C Issuer under this Agreement or any Letter of Credit Application relating to any Letter of Credit issued or to be issued by it; (ii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Required Lenders or all the Lenders, as the case may be, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document; and (iii) the Agent/Arranger Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto. Notwithstanding anything to the contrary herein, any Lender that has failed to fund any portion of the Loans or participations in L/C Obligations required to be funded by it hereunder shall not have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Pro Rata Share of such Lender may not be increased without the consent of such Lender.

10.02 Notices and Other Communications; Facsimile Copies.

(a) General. Unless otherwise expressly provided herein, all notices and other communications provided for hereunder shall be in writing (including by facsimile transmission) and mailed, faxed or delivered, to the address, facsimile number or (subject to subsection (c) below) electronic mail address specified for notices on Schedule 10.02; or, in the case of the Borrower, the Administrative Agent or the L/C Issuer, to such other address as shall be designated by such party in a notice to the other parties, and in the case of any other party, to such other address as shall be designated by such party in a notice to the Borrower, the Administrative Agent, and the L/C Issuer. All such notices and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt by the intended recipient and (ii) (A) if delivered by hand or by courier, when signed for by the intended recipient; (B) if delivered by mail, four Business Days after deposit in the mails, postage prepaid; (C) if delivered by facsimile, when sent and receipt has been confirmed by telephone; and (D) if delivered by electronic mail (which form of delivery is subject to the provisions of subsection (c) below), when delivered; provided, however, that notices and other communications to the Administrative Agent, and the L/C Issuer pursuant to Article II shall not be effective until actually received by such Person. Any notice or other communication permitted to be given, made or confirmed by telephone hereunder shall be given, made or confirmed by means of a telephone call to the intended recipient at the number specified on Schedule 10.02, it being understood and agreed that a voicemail message shall in no event be effective as a notice, communication or confirmation hereunder.

(b) Effectiveness of Facsimile Documents and Signatures. Loan Documents may be transmitted and/or signed by facsimile. The effectiveness of any such documents and signatures shall, subject to applicable Law, have the same force and effect as manually-signed originals and shall be binding on all Loan Parties, the Administrative Agent and the Lenders. The Administrative Agent may also require that any such documents and signatures be confirmed by

a manually-signed original thereof; provided, however, that the failure to request or deliver the same shall not limit the effectiveness of any facsimile document or signature.

(c) Limited Use of Electronic Mail. Electronic mail and internet and intranet websites may be used only to distribute routine communications, such as financial statements and other information, and to distribute Loan Documents for execution by the parties thereto, and may not be used for any other purpose.

(d) Reliance by Administrative Agent and Lenders. The Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Loan Notices if immediately followed by a corresponding Loan Notice in writing) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify each Agent-Related Person and each Lender from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower.

10.03 No Waiver; Cumulative Remedies.

No failure by any Lender or the Administrative Agent or the L/C Issuer to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein or therein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10.04 Attorney Costs, Expenses and Taxes. The Borrower agrees (a) to pay or reimburse the Administrative Agent and the L/C Issuer for all costs and expenses incurred in connection with the development, preparation, syndication, negotiation and execution of this Agreement and the other Loan Documents and any amendment, waiver, consent or other modification of the provisions hereof and thereof (whether or not the transactions contemplated hereby or thereby are consummated), and the consummation and administration of the transactions contemplated hereby and thereby, including all Attorney Costs, and (b) to pay or reimburse the Administrative Agent, the L/C Issuer and each Lender for all costs and expenses incurred in connection with the enforcement, attempted enforcement, or preservation of any rights or remedies or collection of any amounts due and owing by any Loan Party and not yet paid under this Agreement or the other Loan Documents (including all such costs and expenses incurred during any "workout" or restructuring in respect of the Obligations and during any legal proceeding, including any proceeding under any Debtor Relief Law), including all Attorney Costs. The foregoing costs and expenses shall include all search, filing, recording, title insurance and appraisal charges and fees and taxes related thereto, and other out-of-pocket expenses incurred by the Administrative Agent or the L/C Issuer, as the case may be, and the cost of independent public accountants and other outside experts retained by the Administrative Agent, the L/C Issuer or any Lender. The agreements in this Section shall survive the termination of the Commitments and repayment of all the other Obligations.

10.05 Indemnification by the Borrower. Whether or not the transactions contemplated hereby are consummated, the Borrower agrees to indemnify, save and hold harmless each Agent-Related Person, each Lender and their respective Affiliates, directors, officers, employees, counsel, agents and attorneys-in-fact (collectively the "Indemnitees") from and against: (a) any and all claims, demands, actions or causes of action that are asserted against any Indemnitee by any Person (other than the Administrative Agent, the L\C Issuer or any Lender) relating directly or indirectly to a claim, demand, action or cause of action that such Person asserts or may assert against any Loan Party, any Affiliate of any Loan Party or any of their respective officers or directors; (b) any and all claims, demands, actions or causes of action that may at any time (including at any time following repayment of the Obligations and the resignation or removal of the Administrative Agent or the replacement of any Lender) be asserted or imposed against any Indemnitee, arising out of or relating to, the Loan Documents, any predecessor loan documents, the Commitments, the use or contemplated use of the proceeds of any Credit Extension, or the relationship of any Loan Party, the Administrative Agent and the Lenders under this Agreement or any other Loan Document; (c) any administrative or investigative proceeding by any Governmental Authority arising out of or related to a claim, demand, action or cause of action described in subsection (a) or (b) above; and (d) any and all liabilities (including liabilities under indemnities), losses, costs or expenses (including Attorney Costs) that any Indemnitee suffers or incurs as a result of the assertion of any foregoing claim, demand, action, cause of action or proceeding, or as a result of the preparation of any defense in connection with any foregoing claim, demand, action, cause of action or proceeding, in all cases, **whether or not arising out of the negligence of an Indemnitee**, and whether or not an Indemnitee is a party to such claim, demand, action, cause of action or proceeding (all the foregoing, collectively, the "Indemnified Liabilities"); provided that no Indemnitee shall be entitled to indemnification for any claim caused by its own gross negligence, violation of law, breach under any Loan Document or willful misconduct or for any loss asserted against it by another Indemnitee. The agreements in this Section shall survive the termination of the Commitments and repayment of all the other Obligations.

10.06 Payments Set Aside.

To the extent that the Borrower makes a payment to the Administrative Agent, the L/C Issuer or any Lender, or the Administrative Agent, the L/C Issuer or any Lender exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent, the L/C Issuer or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent or the L/C Issuer, as the case may be, upon demand its applicable share of any amount so recovered from or repaid by the Administrative Agent or the L/C Issuer, as the case may be, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect.

10.07 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Except in any case in which any assignment described in this Section 10.07(b) would result in a nonexempt prohibited transaction under Section 4975 of the Code or Section 406 of ERISA with respect to any Plan of the Borrower, any Lender may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans (including for purposes of this subsection (b), participations in L/C Obligations) at the time owing to it); provided that (i) with respect to each assignment made to any Person described at clause (c) in the defined term "Eligible Assignee", the Assignee Conditions shall be satisfied, (ii) except in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, in each case which constitutes an Eligible Assignee, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) subject to each such assignment, determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent, shall not be less than U.S.$5,000,000 unless each of the Administrative Agent and the L/C Issuer and, so long as no Event of Default has occurred and is continuing, the Borrower, otherwise consent (each such consent not to be unreasonably withheld or delayed), (iii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loans or the Commitment assigned, and (iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of U.S.$3,500. Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section and compliance with the Assignee Conditions, from and after the effective date specified in each Assignment and Acceptance, the Eligible Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.07, 10.04 and 10.05). Upon request, the Borrower (at its expense) shall execute and deliver new or replacement Notes to the assigning Lender and the assignee Lender. Any assignment or transfer (other than any assignment as security to a Federal Reserve Bank) by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this

Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section.

(c) The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at the Administrative Agent's Office a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, the L/C Issuer and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d) Any Lender may, without the consent of, or prior notice to, the Borrower, the L/C Issuer or the Administrative Agent, sell participations to one or more banks or other entities (a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans (including such Lender's participations in L/C Obligations owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Borrower, the Administrative Agent, the L/C Issuer and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and (iv) such transaction does not result in a nonexempt prohibited transaction under Section 4975 of the Code or Section 406 of ERISA with respect to any plan of the Borrower. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification that would (i) postpone any date upon which any payment of money is scheduled to be paid to such Participant, (ii) reduce the principal, interest, fees or other amounts payable to such Participant, or (iii) release any Guarantor from the Guarantee except as permitted pursuant to the terms of any Loan Document. Subject to subsection (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.09 as though it were a Lender, provided such Participant agrees to be subject to Section 2.14 as though it were a Lender.

(e) A Participant shall not be entitled to receive any greater payment under Section 3.01, 3.04 or 3.05 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.01 unless the Borrower is

notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 10.15 as though it were a Lender.

(f) Any Lender may at any time assign, pledge or grant a security interest in all or any portion of its rights under this Agreement (including under its Notes, if any) to secure obligations of such Lender to a Federal Reserve Bank; provided that no such pledge or assignment shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto; and provided, further, all costs, fees and expenses related to, or in connection with, any such pledge or grant shall be for the sole account of such Lender.

(g) **Intentionally Blank.**

(h) **Intentionally Blank.**

(i) Notwithstanding anything to the contrary contained herein, if at any time Bank of Montreal assigns all of its Commitment and Loans pursuant to subsection (b) above, Bank of Montreal may, upon 30 days' notice to the Borrower and the Lenders, resign as L/C Issuer. In the event of any such resignation as L/C Issuer, the Borrower shall be entitled to appoint from among the Lenders a successor L/C Issuer hereunder; provided, however, that no failure by the Borrower to appoint any such successor shall affect the resignation of Bank of Montreal as L/C Issuer. Bank of Montreal shall retain all the rights and obligations of the L/C Issuer hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as L/C Issuer and all L/C Obligations with respect thereto (including the right to require the Lenders to make Base Rate Loans or fund participations in Unreimbursed Amounts pursuant to Section 2.04(c)).

10.08 Confidentiality.

Each of the Administrative Agent and the Lenders (on behalf of itself and each of its Affiliates, and each of its and their directors, officers, agents, attorneys, employees and representatives) agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to (and will agree to) keep such Information confidential on the terms provided in this Section); (b) to the extent requested by any regulatory authority; (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process (and each such case, such Person shall endeavor to notify the Borrower of such occurrence as soon as reasonably possible following the service of any such process on such Person); (d) to any other party to this Agreement; (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder; (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any Eligible Assignee of or Participant in, or any prospective Eligible Assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any direct or indirect contractual counterparty or prospective counterparty (or such contractual counterparty's or prospective counterparty's professional advisor) to any credit

derivative transaction relating to obligations of the Borrower, in each case, provided that each such Person first agrees to hold, and cause to be held, such Information in confidence on the terms provided in this Section; (g) with the consent of the Borrower; (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent or any Lender on a nonconfidential basis from a source other than the Borrower; or (i) to the National Association of Insurance Commissioners or any other similar organization or any nationally recognized rating agency that requires access to information about a Lender's or its Affiliates' investment portfolio in connection with ratings issued with respect to such Lender or its Affiliates. For the purposes of this Section, "Information" means all information received from the Borrower relating to the Borrower or its business, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by the Borrower; provided that, in the case of information received from the Borrower after the date hereof, such information is clearly identified in writing at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

10.09 Set-off. In addition to any rights and remedies of the Lenders provided by law, upon the occurrence and during the continuance of any Event of Default, each Lender is authorized at any time and from time to time, without prior notice to the Borrower or any other Loan Party, any such notice being waived by the Borrower (on its own behalf and on behalf of each Loan Party) to the fullest extent permitted by law, to set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held by, and other indebtedness at any time owing by, such Lender to or for the credit or the account of the respective Loan Parties against any and all Obligations then due and owing to such Lender. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such set-off and application made by such Lender; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.

10.10 Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum amount, or be computed at a rate that exceeds the maximum rate, of non-usurious interest permitted by applicable Law (the "Maximum Rate"). If the Administrative Agent, the L/C Issuer or any Lender shall contract for, charge, receive, reserve or take interest in an amount or at a rate that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the applicable Loan Party or Loan Parties, and in no event shall any Loan Party or any other Person ever be liable for unearned interest or ever be required to pay interest in excess of the Maximum Rate. In determining whether the interest contracted for, charged, received, reserved or taken by the Administrative Agent, the L/C Issuer or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations. If the Laws of the State

of Texas are applicable for purposes of determining the "Maximum Rate", then that term means the "indicated rate ceiling" from time to time in effect under Chapter 303 of the Texas Finance Code. The Borrower agrees that Chapter 346 of the Texas Finance Code does not apply to any Borrowing.

10.11 Counterparts. This Agreement may be executed in one or more counterparts and by the different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.12 Integration. This Agreement, together with the other Loan Documents, comprises the complete and integrated agreement of the parties on the subject matter hereof and thereof and supersedes all prior agreements, written or oral, on such subject matter. In the event of any conflict between the provisions of this Agreement and those of any other Loan Document, the provisions of this Agreement shall control; provided that the inclusion of supplemental rights or remedies in favor of the Administrative Agent, the L/C Issuer or the Lenders in any other Loan Document shall not be deemed a conflict with this Agreement. Each Loan Document was drafted with the joint participation of the respective parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof.

10.13 Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent, the L/C Issuer and each Lender, regardless of any investigation made by the Administrative Agent, the L/C Issuer or any Lender or on their behalf and notwithstanding that the Administrative Agent, the L/C Issuer or any Lender may have had notice or knowledge of any Default or Event of Default at the time of any Credit Extension.

10.14 Severability. Any provision of this Agreement and the other Loan Documents to which the Borrower is a party that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.15 Foreign Lenders. Each Lender that is a "foreign corporation, partnership or trust" within the meaning of the Code (a "Foreign Lender") shall deliver to the Administrative Agent, prior to becoming a Lender herein, two duly signed completed copies of either IRS Form W-8BEN or any successor thereto (relating to such Person and entitling it to an exemption from, or reduction of, withholding tax on all payments to be made to such Person by the Borrower pursuant to this Agreement) or IRS Form W-8ECI or any successor thereto (relating to all payments to be made to such Person by the Borrower pursuant to this Agreement) or such other evidence satisfactory to the Borrower and the Administrative Agent that such Person is entitled to an exemption from, or reduction of, U.S. withholding tax. Thereafter and from time to time, each such Person shall (a) promptly submit to the Administrative Agent such additional duly completed and signed copies of one of such forms (or such successor forms as shall be adopted from time to time by the relevant United States taxing authorities) as may then be available under

then current United States laws and regulations to avoid, or such evidence as is satisfactory to the Borrower and the Administrative Agent of any available exemption from or reduction of, United States withholding taxes in respect of all payments to be made to such Person by the Borrower pursuant to this Agreement, (b) promptly notify the Agent of any change in circumstances which would modify or render invalid any claimed exemption or reduction, and (c) take such steps as shall not be materially disadvantageous to it, in the reasonable judgment of such Lender, and as may be reasonably necessary (including the re-designation of its Lending Office) to avoid any requirement of applicable Laws that the Borrower make any deduction or withholding for taxes from amounts payable to such Person. If such Person fails to deliver the above forms or other documentation, then the Administrative Agent may withhold from any interest payment to such Person an amount equivalent to the applicable withholding tax imposed by Sections 1441 and 1442 of the Code, without reduction. If any Governmental Authority asserts that the Administrative Agent did not properly withhold any tax or other amount from payments made in respect of such Person, such Person shall indemnify the Administrative Agent therefor, including all penalties and interest, any taxes imposed by any jurisdiction on the amounts payable to the Agent under this Section, and costs and expenses (including Attorney Costs) of the Administrative Agent. The obligation of the Lenders under this Section shall survive the payment of all Obligations and the resignation or replacement of the Administrative Agent.

10.16 Removal and Replacement of Lenders.

(a) Under any circumstances set forth herein providing that the Borrower shall have the right to remove or replace a Lender as a party to this Agreement, the Borrower may, upon notice to such Lender and the Administrative Agent, (i) remove such Lender by terminating such Lender's Commitment or (ii) replace such Lender by causing such Lender to assign its Commitment (without payment of any assignment fee) pursuant to Section 10.07(b) to one or more other Lenders or Eligible Assignees procured by the Borrower; provided, however, that if the Borrower elects to exercise such right with respect to any Lender pursuant to Section 3.06(b), they shall be obligated to remove or replace, as the case may be, all Lenders that have made similar requests for compensation pursuant to Section 3.01 or 3.04. The Borrower shall (x) pay in full all principal, interest, fees and other amounts owing to such Lender through the date of termination or assignment (including any amounts payable pursuant to Section 3.05), (y) provide appropriate assurances and indemnities (which may include letters of credit) to the L/C Issuer as it may reasonably require with respect to any continuing obligation to purchase participation interests in any L/C Obligations then outstanding, and (z) release such Lender from its obligations under the Loan Documents. Any Lender being replaced shall execute and deliver an Assignment and Acceptance with respect to such Lender's Commitment and outstanding Credit Extensions. The Administrative Agent shall distribute an amended Schedule 2.01, which shall be deemed incorporated into this Agreement, to reflect changes in the identities of the Lenders and adjustments of their respective Commitments and/or Pro Rata Shares resulting from any such removal or replacement.

(b) In order to make all the Lenders' interests in any outstanding Credit Extensions ratable in accordance with any revised Pro Rata Shares after giving effect to the removal or replacement of a Lender, the Borrower shall pay or prepay, if necessary, on the effective date thereof, all outstanding Loans of all Lenders, together with any amounts due under Section 3.05.

The Borrower may then request Loans from the Lenders in accordance with their revised Pro Rata Shares. The Borrower may net any payments required hereunder against any funds being provided by any Lender or Eligible Assignee replacing a terminating Lender. The effect for purposes of this Agreement shall be the same as if separate transfers of funds had been made with respect thereto.

(c) This section shall supersede any provision in Section 10.01 to the contrary.

10.17 Governing Law.

(a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE; PROVIDED THAT THE ADMINISTRATIVE AGENT AND EACH LENDER SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

(b) ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK SITTING IN MANHATTAN OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF SUCH STATE, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE BORROWER, THE ADMINISTRATIVE AGENT AND EACH LENDER CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF THOSE COURTS. THE BORROWER, THE ADMINISTRATIVE AGENT AND EACH LENDER IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM *NON CONVENIENS*, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF ANY LOAN DOCUMENT OR OTHER DOCUMENT RELATED THERETO. THE BORROWER, THE ADMINISTRATIVE AGENT AND EACH LENDER WAIVES PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS, WHICH MAY BE MADE BY ANY OTHER MEANS PERMITTED BY THE LAW OF SUCH STATE.

10.18 Waiver of Right to Trial by Jury. EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER ANY LOAN DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO ANY LOAN DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

10.19 ENTIRE AGREEMENT. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ATLANTIC POWER HOLDINGS, LLC

By: ATLANTIC POWER MANAGEMENT, LLC,
its Manager

"*Barry Welch*"

By: ______________________________

Name: Barry Welch

Title: President and Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BANK OF MONTREAL as Administrative Agent

"Joseph A. Bliss"

By: ______________________________
Name: Joseph A. Bliss
Title: Vice President

BANK OF MONTREAL as a Lender and L/C Issuer

"Joseph A. Bliss"

By: ______________________________
Name: Joseph A. Bliss
Title: Vice President

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BANK OF MONTREAL, as Collateral Agent and as a Lender

"Joseph A. Bliss"

By: ______________________
Name: Joseph A. Bliss
Title: Vice President

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Barry Welch, the President and Chief Executive Officer of Atlantic Power Management, LLC, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: December 20, 2004

(signed) *"Barry Welch"*

President and Chief Executive Officer of
Atlantic Power Management, LLC

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Mark Byskov, the Chief Financial Officer and Corporate Secretary of Atlantic Power Management, LLC, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atlantic Power Corporation, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: December 20, 2004

(signed) *"Mark Byskov"*

Chief Financial Officer and Corporate Secretary
of Atlantic Power Management, LLC

AtlanticPower Corporation

December 20, 2004

To the Security Holders:

Enclosed is the Company's interim unaudited balance sheet as at September 30, 2004. We are filing this balance sheet pursuant to the requirements of National Instrument 51-102 - *Continuous Disclosure Obligations.* Because the Company had not completed its initial public offering as at September 30, 2004, the Company had no operations during the three months ended September 30, 2004 and therefore has not prepared an income statement, statement of retained earnings, cash flow statement or Management's Discussion and Analysis for the period.

In accordance with the provisions of section 4.3(3) of NI 51-102, we advise that the Company's auditors, KPMG LLP, have not reviewed the unaudited balance sheet as at September 30, 2004.

Sincerely,

(signed) "*Mark Byskov*"

Mark Byskov
Chief Financial Officer and
Corporate Secretary of
Atlantic Power Management, LLC

Unaudited Interim Balance Sheet

ATLANTIC POWER CORPORATION

September 30, 2004

Atlantic Power Corporation

BALANCE SHEET

Unaudited

As at September 30,

	2004
	$
ASSETS	
Cash	10
SHAREHOLDER'S EQUITY	
Capital stock	
1 common share *[note 1]*	10

See accompanying notes

Atlantic Power Corporation

NOTES TO BALANCE SHEET

September 30, 2004 – Unaudited

1. FORMATION

Atlantic Power Corporation (the "Company" or "Atlantic Power") was incorporated on June 18, 2004 under the laws of the Province of Ontario. The Company's authorized capital consists of an unlimited number of common shares. One common share was issued on June 18, 2004.

2. SUBSEQUENT EVENTS

On November 10, 2004, the Company completed an initial public offering (the "Offering") of 32,000,000 income participating securities ("IPSs") at a price of $10 per IPS. Each IPS represents (a) one common share of the Company, and (b) $5.767 aggregate principal amount of 11% subordinated notes of the Company. The estimated costs of the Offering, including underwriters' fees, were approximately $25.1 million. These costs will be allocated between shareholders' equity and deferred financing costs. The net proceeds from the Offering, after deducting fees payable to the underwriters of the Offering (the "Underwriters") and expenses of the Offering, were approximately $294.9 million.

In addition to the $184.5 million of 11% subordinated notes that are represented by IPSs issued in the Offering, $36.5 million of such subordinated notes were sold separately (the "Separate Subordinated Notes"). The net proceeds from the Separate Subordinated Notes, after deducting fees payable to the Underwriters of $1.1 million were $35.4 million.

The Company formed Atlantic Power Holdings, LLC ("Atlantic Holdings"), a Delaware limited liability company, for the purpose of acquiring indirect interests in 15 power generation projects ("the Projects") from Teton Power Holdings, LLC, Epsilon Power Holdings, LLC and Umatilla Power Holdings, LLC.

On November 18, 2004 the Company used the $294.9net proceeds from the Offering, together with $35.4 million net proceeds from the sale of the Separate Subordinated Notes, to subscribe for 32,000,000 common membership interests and 38,329,287 Class A preferred membership interests in Atlantic Holdings. Atlantic Holdings in turn used U.S. $94.9 million of the proceeds from the subscription for membership interests by the Company (net of costs and expenses incurred by Atlantic Holdings), together with 31,291,865 common membership interests and 31,291,865 Class B membership interests issued by it to, to acquire the Projects. Atlantic Holdings also used U.S. $167.8 million of the proceeds from the subscription for membership interests by the Atlantic Power to repay outstanding indebtedness of Teton Power Funding, LLC including a prepayment penalty and deposited U.S. $12.5 million into a reserve account. Following closing of the Offering, the Company owned 50.6% of the common membership interests in Atlantic Holdings.

The Company had granted the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to a total of 4,800,000 additional IPSs for the purpose of covering over-allotments, if any, and for market stabilization purposes. On December 6, 2004 the Over-Allotment

Option was exercised. The net proceeds from the Over-Allotment Option, after deducting fees payable to the Underwriters of $2.5 million were $45.5 million. The Company used the net proceeds to acquire 4,800,000 additional common membership interests and 4,800,000 Class A preferred membership interests in Atlantic Holdings, which in turn used such amounts to redeem common membership interests and Class B preferred membership interests in Atlantic Holdings. Following the exercise of the Over-Allotment Option and the redemption of the common and Class B membership interests, the Company owns 58.1% of the common membership interests in Atlantic Holdings.

The acquisition will be accounted for using the purchase method. The cash purchase price of U.S. $94.9 million has been preliminarily allocated to the assets and liabilities of the Projects as follows:

Net assets acquired at fair value, based on preliminary allocation (U.S. $000)	
Current assets less current liabilities	$ 43,078
Property plant and equipment	125,384
Investment in partnerships	246,434
Investment in leveraged lease	1,327
Other assets (net)	36,886
Other intangibles	70,429
Other liabilities, non-controlling interests	(260,845)
Long term debt	(167,832)
	$ 94,861

Other assets (net) include the Index Swap Agreement and deferred financing costs, less the accrued loss on gas transportation contracts included on the Teton Funding balance sheet.

Other intangibles principally represent power purchase agreements entered into by the Projects and will be amortized over the term of the agreements.

AtlanticPower Corporation

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: **ATLANTIC POWER CORPORATION**

TSX SYMBOL: **ATP.UN**

December 15, 2004

Atlantic Power Corporation Announces November and December Distribution

TORONTO, ONTARIO – Atlantic Power Corporation (TSX:ATP.UN) (the "Company") today announced its distribution for the partial month of November 2004 and the full month of December 2004. A distribution of $0.1195 per Income Participating Security ("IPS") will be payable on January 31, 2005 to holders of record at the close of business on December 31, 2004.

Each of the Company's Income Participating Securities is comprised of one common share and $5.767 aggregate principal amount of 11% subordinated notes. The total distribution of $0.1195 reflects a cash dividend per common share and an interest payment for the partial month of November, from November 18, 2004 being the initial public offering date, and for the month of December.

	November	December	Total
Dividend per common share	$0.0132	$0.0305	$0.0437
Interest payment on 11% subordinated note	0.0229	0.0529	0.0758
Total distribution per Income Participating Security	$0.0361	$0.0834	$0.1195

Atlantic Power Corporation owns interests in a diversified portfolio of 15 power generation projects located primarily in major markets in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the IPSs in any jurisdiction. The IPSs offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States of America.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction,

regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For further information please contact:
Atlantic Power Corporation
Barry Welch
(617) 531-6379
info@atlanticpowercorporation.com

Atlantic Power Corporation announces exercise of over-allotment option

Toronto, Ontario (12/06/04) – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") announced today that the underwriters of the initial public offering of income participating securities ("IPSs") of the Company exercised their over-allotment option to purchase 4,800,000 additional IPSs at a purchase price of $10.00 per IPS, for gross proceeds of $48,000,000. The net proceeds will be used by the Company to acquire additional equity interests in Atlantic Power Holdings, LLC ("Atlantic Holdings") and by Atlantic Holdings to redeem equity interests of Atlantic Holdings held by its existing investors. After giving effect to the issuance of IPSs pursuant to the over-allotment option and the transactions contemplated thereby, the Company owns a 58.1% common membership interest in Atlantic Holdings and existing investors will own a 41.9% common membership interest in Atlantic Holdings.

The Company was recently formed to invest in a diversified portfolio of interests in 15 independent power projects located primarily in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the IPSs in any jurisdiction. The IPSs offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States of America.

For further information: Atlantic Power Corporation – Barry Welch
(617) 531-6379, info@atlanticpowercorporation.com

MATERIAL CHANGE REPORT

1. *Reporting Issuer:*

   Atlantic Power Corporation (the "Company")
   250 Yonge Street, Suite 2400
   Toronto, Ontario
   M5B 2M6

2. *Date of Material Change:*

   December 6, 2004

3. *Press Release:*

   Attached as Schedule "A" is a copy of a press release relating to the material change which was issued by CCN Matthews on December 6, 2004 at Toronto, Ontario.

4. *Summary of Material Change:*

   The underwriters of the recently-completed initial public offering of income participating securities ("IPSs") of the Company exercised their over-allotment option to purchase 4,800,000 additional IPSs at a purchase price of $10.00 per IPS, for gross proceeds of $48,000,000. The net proceeds will be used by the Company to acquire additional equity interests in Atlantic Power Holdings, LLC ("Atlantic Holdings") and by Atlantic Holdings to redeem equity interests of Atlantic Holdings held by its existing investors. After giving effect to the issuance of IPSs pursuant to the over-allotment option and the transactions contemplated thereby, the Company owns a 58.1% common membership interest in Atlantic Holdings and existing investors will own a 41.9% common membership interest in Atlantic Holdings.

5. *Full Description of Material Change:*

   For a full description of the material change, please see "Schedule A" attached.

6. *Confidential Filing:*

   Not applicable

7. *Omitted Information:*

   None

8. *Executive Officer:*

   The following executive officer of Atlantic Power Management, LLC, manager of the Company, is knowledgeable about the material change and this report:

Barry Welch
President and Chief Executive Officer
Atlantic Power Management, LLC
(617) 531-6371

DATED at Boston, Massachusetts this 6th day of December, 2004.

"Barry Welch"

Barry Welch
President and Chief Executive Officer
Atlantic Power Management, LLC

SCHEDULE "A"

Atlantic Power Corporation announces exercise of over-allotment option

Toronto, Ontario – Atlantic Power Corporation (TSX: ATP.UN) (the "Company") announced today that the underwriters of the initial public offering of income participating securities ("IPSs") of the Company exercised their over-allotment option to purchase 4,800,000 additional IPSs at a purchase price of $10.00 per IPS, for gross proceeds of $48,000,000. The net proceeds will be used by the Company to acquire additional equity interests in Atlantic Power Holdings, LLC ("Atlantic Holdings") and by Atlantic Holdings to redeem equity interests of Atlantic Holdings held by its existing investors. After giving effect to the issuance of IPSs pursuant to the over-allotment option and the transactions contemplated thereby, the Company owns a 58.1% common membership interest in Atlantic Holdings and existing investors will own a 41.9% common membership interest in Atlantic Holdings.

The Company was recently formed to invest in a diversified portfolio of interests in 15 independent power projects located primarily in the United States. Atlantic Power's objectives are to sustain and grow its cash distributions over the long term by enhancing the performance of its existing assets and by making accretive acquisitions.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the IPSs in any jurisdiction. The IPSs offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States of America.

For further information: Atlantic Power Corporation – Barry Welch
(617) 531-6379, info@atlanticpowercorporation.com

For Ministry Use Only
À l'usage du ministère seulement
Page/Page 1 of/de 3

Form 1 - Ontario Corporation
Formule 1 - Personnes morales de l'Ontario

Initial Return/Notice of Change/ Rapport initial/Avis de modification
Corporations Information Act/*Loi sur les renseignements exigés des personnes morales*

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

1.

	Initial Return / Rapport initial	Notice of Change / Avis de modification
Business Corporation/ Société par actions		X
Not-For-Profit Corporation/ Personne morale sans but lucratif		

2. Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 002048921

3. Date of Incorporation or Amalgamation/ Date de constitution ou fusion: Year/Année 2004 Month/Mois 06 Day/Jour 18

For Ministry Use Only / À l'usage du ministère seulement

4. Corporation Name Including Punctuation/Raison sociale de la personne morale, y compris la ponctuation
ATLANTIC POWER CORPORATION

5. Address of Registered or Head Office/Adresse du siège social
c/o / a/s:
Street No./Nº civique: 250
Street Name/Nom de la rue: YONGE STREET
Suite/Bureau: 2400
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
ONTARIO, CANADA
Postal Code/Code postal: M5B 2M6

For Ministry Use Only/ À l'usage du ministère seulement

This CIA Form 1 submission was accepted for filing by the Companies Branch under Request ID 006465672 on 2004/10/07
This CIA Form 1 is not an MCBS ONBIS Report.

La présente Formule 1 prescrite par la Loi sur les renseignements exigés des personnes morales a été acceptée par la Direction des compagnies le 2004/10/07, sous le numéro de référence 006465672. Cette formule n'est pas un rapport issu du SINEO du MSCE.

6. Mailing Address/Adresse postale
[X] Same as Registered or Head Office/ Même que siège social
[ ] Not Applicable/ Ne s'applique pas
Street No./Nº civique:
Street Name/Nom de la rue:
Suite/Bureau:
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville:
Province, State/Province, État:
Country/Pays:
Postal Code/Code postal:

7. Language of Preference/Langue préférée
English - Anglais [X]
French - Français [ ]

8. **Information on Directors/Officers must be completed on Schedule A as requested.** If additional space is required, photocopy Schedule A:/**Les renseignements sur les administrateurs ou les dirigeants doivent être fournis dans l'Annexe A, tel que demandé.** Si vous avez besoin de plus d'espace, vous pouvez photocopier l'Annexe A.

Number of Schedule A(s) submitted/Nombre d'Annexes A présentées: 2 (At least one Schedule A must be submitted/Au moins une Annexe A doit être présentée)

9. (Print or type name in full of the person authorizing filing / Dactylographier ou inscrire le prénom et le nom en caractères d'imprimerie de la personne qui autorise l'enregistrement)

I/Je WILLIAM GORMAN

certify that the information set out herein, is true and correct.
atteste que les renseignements précités sont véridiques et exacts.

Check appropriate box
Cocher la case pertinente
D) [ ] Director/Administrateur
O) [ ] Officer /Dirigeant
P) [X] Other individual having knowledge of the affairs of the Corporation/Autre personne ayant connaissance des activités de la personne morale

NOTE/REMARQUE: Sections 13 and 14 of the **Corporations Information Act** provide penalties for making false or misleading statements or omissions. Les articles 13 et 14 de la ***Loi sur les renseignements exigés des personnes morales*** prévoient des peines en cas de déclaration fausse ou trompeuse, ou d'omission.

Form 1 - Ontario Corporation/Formule 1 - Personnes morales de l'Ontario
Schedule A/Annexe A

For Ministry Use Only
À l'usage du ministère seulement
Page/Page 2 of/de 3

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 002048921

Date of Incorporation or Amalgamation / Date de constitution ou fusion: Year/Année 2004 Month/Mois 06 Day/Jour 18

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	GORMAN
First Name/Prénom	WILLIAM
Middle Names/Autres prénoms	
Street Number/Numéro civique	250
Suite/Bureau	2400
Street Name/Nom de la rue	YONGE STREET
Street Name (cont'd)/Nom de la rue (suite)	
City/Town/Ville	TORONTO
Province, State/Province, État	ONTARIO
Country/Pays	CANADA
Postal Code/Code postal	M5B 2M6

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON

(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 2004 Month/Mois 06 Day/Jour 18
Date Ceased/Date de cessation: Year/Année 2004 Month/Mois 10 Day/Jour 04

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/Date de nomination (Year/Month/Day)	2004 06 18	2004 06 18			
Date Ceased/Date de cessation (Year/Month/Day)	2004 10 04	2004 10 04			

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser)

- Chair / Président du conseil
- Chair Person / Président du conseil
- Chairman / Président du conseil
- Chairwoman / Présidente du conseil
- Vice-Chair / Vice-président du conseil
- Vice-President / Vice-président
- Assistant Secretary / Secrétaire adjoint
- Assistant Treasurer / Trésorier adjoint
- Chief Manager / Directeur exécutif
- Executive Director / Directeur administratif
- Managing Director / Administrateur délégué
- Chief Executive Officer / Directeur général
- Chief Financial Officer / Agent en chef des finances
- Chief Information Officer / Directeur général de l'information
- Chief Operating Officer / Administrateur en chef des opérations
- Chief Administrative Officer / Directeur général de l'administration
- Comptroller / Contrôleur
- Authorized Signing Officer / Signataire autorisé
- Other (Untitled) / Autre (sans titre)

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	MCNEIL
First Name/Prénom	JOHN
Middle Names/Autres prénoms	
Street Number/Numéro civique	72
Suite/Bureau	
Street Name/Nom de la rue	RYKERT CRESCENT
Street Name (cont'd)/Nom de la rue (suite)	
City/Town/Ville	TORONTO
Province, State/Province, État	ONTARIO
Country/Pays	CANADA
Postal Code/Code postal	M4C 2S9

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON

(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 2004 Month/Mois 10 Day/Jour 04
Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/Date de nomination (Year/Month/Day)					
Date Ceased/Date de cessation (Year/Month/Day)					

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser)

- Chair / Président du conseil
- Chair Person / Président du conseil
- Chairman / Président du conseil
- Chairwoman / Présidente du conseil
- Vice-Chair / Vice-président du conseil
- Vice-President / Vice-président
- Assistant Secretary / Secrétaire adjoint
- Assistant Treasurer / Trésorier adjoint
- Chief Manager / Directeur exécutif
- Executive Director / Directeur administratif
- Managing Director / Administrateur délégué
- Chief Executive Officer / Directeur général
- Chief Financial Officer / Agent en chef des finances
- Chief Information Officer / Directeur général de l'information
- Chief Operating Officer / Administrateur en chef des opérations
- Chief Administrative Officer / Directeur général de l'administration
- Comptroller / Contrôleur
- Authorized Signing Officer / Signataire autorisé
- Other (Untitled) / Autre (sans titre)

Form 1 - Ontario Corporation/Formule 1 - Personnes morales de l'Ontario
Schedule A/Annexe A

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 002048921

Date of Incorporation or Amalgamation / Date de constitution ou fusion: Year/Année 2004 Month/Mois 06 Day/Jour 18

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	HARTWICK
First Name/Prénom	KENNETH
Middle Names/Autres prénoms	
Street Number/Numéro civique	747
Suite/Bureau	
Street Name/Nom de la rue	ROBERTSON CRESCENT
Street Name (cont'd)/Nom de la rue (suite)	
City/Town/Ville	MILTON
Province, State/Province, État	ONTARIO
Country/Pays	CANADA
Postal Code/Code postal	L9T 4W3

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON

(Resident Canadian applies to directors of business corporations only.)
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 2004 Month/Mois 10 Day/Jour 04

Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/Date de nomination (Year/Année Month/Mois Day/Jour)					
Date Ceased/Date de cessation (Year/Année Month/Mois Day/Jour)					

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser)

- Chair / Président du conseil
- Chair Person / Président du conseil
- Chairman / Président du conseil
- Chairwoman / Présidente du conseil
- Vice-Chair / Vice-président du conseil
- Vice-President / Vice-président
- Assistant Secretary / Secrétaire adjoint
- Assistant Treasurer / Trésorier adjoint
- Chief Manager / Directeur exécutif
- Executive Director / Directeur administratif
- Managing Director / Administrateur délégué
- Chief Executive Officer / Directeur général
- Chief Financial Officer / Agent en chef des finances
- Chief Information Officer / Directeur général de l'information
- Chief Operating Officer / Administrateur en chef des opérations
- Chief Administrative Officer / Directeur général de l'administration
- Comptroller / Contrôleur
- Authorized Signing Officer / Signataire autorisé
- Other (Untitled) / Autre (sans titre)

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	GERSTEIN
First Name/Prénom	IRVING
Middle Names/Autres prénoms	
Street Number/Numéro civique	55
Suite/Bureau	
Street Name/Nom de la rue	CLARENDON AVENUE
Street Name (cont'd)/Nom de la rue (suite)	
City/Town/Ville	TORONTO
Province, State/Province, État	ONTARIO
Country/Pays	CANADA
Postal Code/Code postal	M4V 1J2

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON

(Resident Canadian applies to directors of business corporations only.)
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 2004 Month/Mois 10 Day/Jour 04

Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/Date de nomination (Year/Année Month/Mois Day/Jour)					
Date Ceased/Date de cessation (Year/Année Month/Mois Day/Jour)					

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser)

- Chair / Président du conseil
- Chair Person / Président du conseil
- Chairman / Président du conseil
- Chairwoman / Présidente du conseil
- Vice-Chair / Vice-président du conseil
- Vice-President / Vice-président
- Assistant Secretary / Secrétaire adjoint
- Assistant Treasurer / Trésorier adjoint
- Chief Manager / Directeur exécutif
- Executive Director / Directeur administratif
- Managing Director / Administrateur délégué
- Chief Executive Officer / Directeur général
- Chief Financial Officer / Agent en chef des finances
- Chief Information Officer / Directeur général de l'information
- Chief Operating Officer / Administrateur en chef des opérations
- Chief Administrative Officer / Directeur général de l'administration
- Comptroller / Contrôleur
- Authorized Signing Officer / Signataire autorisé
- Other (Untitled) / Autre (sans titre)

Ontario — Ministry of Consumer and Business Services / Ministère des Services aux consommateurs et aux entreprises — Companies and Personal Property Security Branch, 393 University Ave Suite 200, Toronto ON M5G 2M2 / Direction des compagnies et des sûretés mobilières, 393 av., University, bureau 200, Toronto ON M5G 2M2

For Ministry Use Only / À l'usage du ministère seulement
Page/Page 1 of/de 2

Form 1 - Ontario Corporation
Formule 1 - Personnes morales de l'Ontario

Initial Return/Notice of Change/ Rapport initial/Avis de modification
Corporations Information Act/*Loi sur les renseignements exigés des personnes morales*

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

1.

	Initial Return / Rapport initial	Notice of Change / Avis de modification
Business Corporation/ Société par actions	X	
Not-For-Profit Corporation/ Personne morale sans but lucratif		

2. Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 002048921

3. Date of Incorporation or Amalgamation/ Date de constitution ou fusion: Year/Année 2004 Month/Mois 06 Day/Jour 18

For Ministry Use Only / À l'usage du ministère seulement

4. Corporation Name Including Punctuation/Raison sociale de la personne morale, y compris la ponctuation
2048921 ONTARIO LIMITED

5. Address of Registered or Head Office/Adresse du siège social
c/o / a/s:
Street No./Nº civique: 250 Street Name/Nom de la rue: YONGE STREET Suite/Bureau: 2400
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO **ONTARIO, CANADA**
Postal Code/Code postal: M5B 2M6

For Ministry Use Only/ À l'usage du ministère seulement

This CIA Form 1 submission was accepted for filing by the Companies Branch under Request ID 006285540 on 2004/07/26
This CIA Form 1 is not an MCBS ONBIS Report.

La présente Formule 1 prescrite par la Loi sur les renseignements exigés des personnes morales a été acceptée par la Direction des compagnies le 2004/07/26, sous le numéro de référence 006285540. Cette formule n'est pas un rapport issu du SINEO du MSCE.

6. Mailing Address/Adresse postale
[X] Same as Registered or Head Office/ Même que siège social
[ ] Not Applicable/ Ne s'applique pas
Street No./Nº civique:
Street Name/Nom de la rue: Suite/Bureau:
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville:
Province, State/Province, État: Country/Pays: Postal Code/Code postal:

7. Language of Preference/Langue préférée English - Anglais [X] French - Français [ ]

8. **Information on Directors/Officers must be completed on Schedule A as requested.** If additional space is required, photocopy Schedule A./**Les renseignements sur les administrateurs ou les dirigeants doivent être fournis dans l'Annexe A, tel que demandé.** Si vous avez besoin de plus d'espace, vous pouvez photocopier l'Annexe A.

Number of Schedule A(s) submitted/Nombre d'Annexes A présentées: 1 (At least one Schedule A must be submitted/Au moins une Annexe A doit être présentée)

9. (Print or type name in full of the person authorizing filing / Dactylographier ou inscrire le prénom et le nom en caractères d'imprimerie de la personne qui autorise l'enregistrement)

I/Je WILLIAM GORMAN

certify that the information set out herein, is true and correct.
atteste que les renseignements précités sont véridiques et exacts.

Check appropriate box / Cocher la case pertinente
D) [X] Director/Administrateur
O) [ ] Officer /Dirigeant
P) [ ] Other individual having knowledge of the affairs of the Corporation/Autre personne ayant connaissance des activités de la personne morale

NOTE/REMARQUE : Sections 13 and 14 of the **Corporations Information Act** provide penalties for making false or misleading statements or omissions. Les articles 13 et 14 de la ***Loi sur les renseignements exigés des personnes morales*** prévoient des peines en cas de déclaration fausse ou trompeuse, ou d'omission.

Form 1 - Ontario Corporation/Formule 1 - Personnes morales de l'Ontario
Schedule A/Annexe A

For Ministry Use Only
À l'usage du ministère seulement
Page/Page 2 of/de 2

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 002048921

Date of Incorporation or Amalgamation / Date de constitution ou fusion

Year/Année	Month/Mois	Day/Jour
2004	06	18

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: GORMAN
First Name/Prénom: WILLIAM
Middle Names/Autres prénoms:
Street Number/Numéro civique: 250
Suite/Bureau: 2400
Street Name/Nom de la rue: YONGE STREET
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M5B 2M6

*OTHER TITLES (Please Specify) *AUTRES TITRES (Veuillez préciser)

- Chair / Président du conseil
- Chair Person / Président du conseil
- Chairman / Président du conseil
- Chairwoman / Présidente du conseil
- Vice-Chair / Vice-président du conseil
- Vice-President / Vice-président
- Assistant Secretary / Secrétaire adjoint
- Assistant Treasurer / Trésorier adjoint
- Chief Manager / Directeur exécutif
- Executive Director / Directeur administratif
- Managing Director / Administrateur délégué
- Chief Executive Officer / Directeur général
- Chief Financial Officer / Agent en chef des finances
- Chief Information Officer / Directeur général de l'information
- Chief Operating Officer / Administrateur en chef des opérations
- Chief Administrative Officer / Directeur général de l'administration
- Comptroller / Contrôleur
- Authorized Signing Officer / Signataire autorisé
- Other (Untitled) / Autre (sans titre)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

	Year/Année	Month/Mois	Day/Jour
Date Elected/Date d'élection	2004	06	18
Date Ceased/Date de cessation			

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT Year/Année	Month/Mois	Day/Jour	SECRETARY/SECRÉTAIRE Year/Année	Month/Mois	Day/Jour	TREASURER/TRÉSORIER Year/Année	Month/Mois	Day/Jour	GENERAL MANAGER/DIRECTEUR GÉNÉRAL Year/Année	Month/Mois	Day/Jour	*OTHER/AUTRE Year/Année	Month/Mois	Day/Jour
Date Appointed/Date de nomination	2004	06	18	2004	06	18									
Date Ceased/Date de cessation															

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille:
First Name/Prénom:
Middle Names/Autres prénoms:
Street Number/Numéro civique:
Suite/Bureau:
Street Name/Nom de la rue:
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville:
Province, State/Province, État:
Country/Pays:
Postal Code/Code postal:

*OTHER TITLES (Please Specify) *AUTRES TITRES (Veuillez préciser)

- Chair / Président du conseil
- Chair Person / Président du conseil
- Chairman / Président du conseil
- Chairwoman / Présidente du conseil
- Vice-Chair / Vice-président du conseil
- Vice-President / Vice-président
- Assistant Secretary / Secrétaire adjoint
- Assistant Treasurer / Trésorier adjoint
- Chief Manager / Directeur exécutif
- Executive Director / Directeur administratif
- Managing Director / Administrateur délégué
- Chief Executive Officer / Directeur général
- Chief Financial Officer / Agent en chef des finances
- Chief Information Officer / Directeur général de l'information
- Chief Operating Officer / Administrateur en chef des opérations
- Chief Administrative Officer / Directeur général de l'administration
- Comptroller / Contrôleur
- Authorized Signing Officer / Signataire autorisé
- Other (Untitled) / Autre (sans titre)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [ ] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

	Year/Année	Month/Mois	Day/Jour
Date Elected/Date d'élection			
Date Ceased/Date de cessation			

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT Year/Année	Month/Mois	Day/Jour	SECRETARY/SECRÉTAIRE Year/Année	Month/Mois	Day/Jour	TREASURER/TRÉSORIER Year/Année	Month/Mois	Day/Jour	GENERAL MANAGER/DIRECTEUR GÉNÉRAL Year/Année	Month/Mois	Day/Jour	*OTHER/AUTRE Year/Année	Month/Mois	Day/Jour
Date Appointed/Date de nomination															
Date Ceased/Date de cessation															

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Continuation Application

FORM 16
BUSINESS CORPORATIONS ACT
Section 302

FILING DETAILS: *Continuation Application for:*
ATLANTIC POWER CORPORATION

Incorporation Number: **C0729547**

Filed Date and Time: **July 8, 2005 04:13 PM Pacific Time**

Recognition Date and Time: **Continued Into British Columbia July 8, 2005 04:13 PM Pacific Time**

CONTINUATION APPLICATION

Name Reservation Number:
NR7518061

Name Reserved:
ATLANTIC POWER CORPORATION

PREVIOUS FOREIGN JURISDICTION INFORMATION

Identifying Number in Foreign Jurisdiction:
2048921

Name in Foreign Jurisdiction:
ATLANTIC POWER CORPORATION

Date of Incorporation, Continuation, or Amalgamation in Foreign Jurisdiction:
June 18, 2004

Foreign Jurisdiction:
ONTARIO

Authorization for Continuation

The authorization for the continuation into BC from the foreign corporations jurisdiction was filed.

NOTICE OF ARTICLES

Name of Company:

ATLANTIC POWER CORPORATION

REGISTERED OFFICE INFORMATION

Mailing Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

Delivery Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

Delivery Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
HARTWICK, KENNETH

Mailing Address:
747 ROBERTSON CRESCENT
MILTON ON L9T 1W3
CANADA

Delivery Address:
747 ROBERTSON CRESCENT
MILTON ON L9T 1W3
CANADA

Last Name, First Name, Middle Name:
MCNEIL, JOHN

Mailing Address:
72 RYKERT CRESCENT
TORONTO ON M4C 2S9
CANADA

Delivery Address:
72 RYKERT CRESCENT
TORONTO ON M4C 2S9
CANADA

Last Name, First Name, Middle Name:
GERSTEIN, IRVING

Mailing Address:
55 CLARENDON AVENUE
TORONTO ON M4V 1J2
CANADA

Delivery Address:
55 CLARENDON AVENUE
TORONTO ON M4V 1J2
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **September 15, 2006 01:56 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	INCORPORATION NUMBER
ATLANTIC POWER CORPORATION 1900 - 355 BURRARD STREET VANCOUVER BC V6C 2G8 CANADA	**C0729547**
	DATE OF RECOGNITION **July 8, 2005**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **July 8, 2006**

NO OFFICER INFORMATION FILED .

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 6 – BC COMPANY

Section 51 *Business Corporations Act*

Telephone: 250 356 – 8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Filing Fee for paper filing: $43.39

If you are instructed by registry staff to mail this form to the Corporate Registry, submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account Please pay in Canadian dollars or in the equivalent amount of US funds.

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act* Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198 PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. INCORPORATION NUMBER OF COMPANY

BC0729547

B. NAME OF COMPANY

ATLANTIC POWER CORPORATION

C. DATE OF RECOGNITION

2005 / 07 / 08

D. DATE OF ANNUAL REPORT

2006 / 07/ 08

E. OFFICER NAME(S) AND ADDRESS(ES) – Enter the full name, delivery address, mailing address (if different) and office held of each of the company's officers, if any. The officer may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9:00 a m and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence The delivery address must not be a post office box Attach an additional sheet if more space is required

LAST NAME FIRST NAME MIDDLE NAME	OFFICE(S) HELD (e.g president secretary, vice-president)	DELIVERY ADDRESS (INCLUDING PROVINCE/STATE, COUNTRY AND POSTAL/ZIP CODE)	MAILING ADDRESS (INCLUDING PROVINCE/STATE, COUNTRY AND POSTAL/ZIP CODE)
N/A			

F. COMPANY CHANGES

A company must file with the registrar a notice of any change to the information shown in the Corporate Register. Please visit our Web site at www fin.gov.bc ca/registries or phone 250 356-8626 for information on how to file these notices.

G. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY / MM / DD
Atlantic Power Corporation by Atlantic Power Management, LLC its Manager	X [signature]	2006/09/15

VAN\SANTOSG\50472 1

Barry Welch
President

Rev 2005/3/9

FORM 6 – Leitch Systems Design Inc. – Approved July 4 2005

Santos, Whitney

From: Tsiakos, Angela
Sent: Friday, September 15, 2006 11:18 AM
To: Santos, Whitney
Subject: RE: BC Form 6

Hi W.

Currently APC does not have any officers.

thanks

-----Original Message-----
From: Santos, Whitney
Sent: Friday, September 15, 2006 1:29 PM
To: Gorman, Bill; Tsiakos, Angela
Subject: RE: BC Form 6

I am assuming just the first part of the email is for me.

The "date of recognition" of this company is July 8, 2005. This is the date in which the company came into existence in British Columbia (in this case by continuation). Each year on the date of recognition, the company is required to file a Form 6 - Annual Report with the Registrar of Companies.

Ang - on that note, please send me a current list of officers for the company so that I can file the annual report online today.

Thanks

-----Original Message-----
From: Gorman, Bill
Sent: Friday, September 15, 2006 9:02 AM
To: Tsiakos, Angela; Santos, Whitney
Subject: FW: BC Form 6

See below. We have a concerned client on our hands. Could you please let me know the answers to his questions. Going forward, we are going to have to make sure we keep them up to date.

Bill Gorman
Goodmans LLP
250 Yonge Street
Suite 2400
Toronto, Ontario

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **December 20, 2006 10:56 AM Pacific Time**

Incorporation Number:
C0729547

Name of Company:
ATLANTIC POWER CORPORATION

Date of Change of Directors

December 12, 2006

New Director(s)

Last Name, First Name, Middle Name:
WHITMAN, WILLIAM

Mailing Address:
138 AVONDALE ROAD
RIDGEWOOD NJ 07450
UNITED STATES

Delivery Address:
138 AVONDALE ROAD
RIDGEWOOD NJ 07450
UNITED STATES

Director(s) as at December 12, 2006

Last Name, First Name, Middle Name:
GERSTEIN, IRVING

Mailing Address:
55 CLARENDON AVENUE
TORONTO ON M4V 1J2
CANADA

Delivery Address:
55 CLARENDON AVENUE
TORONTO ON M4V 1J2
CANADA

Last Name, First Name, Middle Name:
HARTWICK, KENNETH

Mailing Address:
747 ROBERTSON CRESCENT
MILTON ON L9T 1W3
CANADA

Delivery Address:
747 ROBERTSON CRESCENT
MILTON ON L9T 1W3
CANADA

Last Name, First Name, Middle Name:
MCNEIL, JOHN

Mailing Address:
72 RYKERT CRESCENT
TORONTO ON M4C 2S9
CANADA

Delivery Address:
72 RYKERT CRESCENT
TORONTO ON M4C 2S9
CANADA

Last Name, First Name, Middle Name:
WHITMAN, WILLIAM

Mailing Address:
138 AVONDALE ROAD
RIDGEWOOD NJ 07450
UNITED STATES

Delivery Address:
138 AVONDALE ROAD
RIDGEWOOD NJ 07450
UNITED STATES

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

NOTICE OF CHANGE OF DIRECTORS

FORM 10 – BC COMPANY

Section 127 *Business Corporations Act*

Telephone: 250 356 – 8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca
Filing Fee for paper filing: $20.00
If you are instructed by registry staff to mail this form to the Corporate Registry, submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account. Please pay in Canadian dollars or in the equivalent amount of US funds.

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. INCORPORATION NUMBER OF COMPANY

C0729547

B. NAME OF COMPANY

ATLANTIC POWER CORPORATION

C. DATE OF CHANGE OF DIRECTORS

2006/12/12

D. FULL NAMES OF NEW DIRECTORS

LAST NAME	GIVEN NAMES
Whitman	William

E. FULL NAMES OF PERSONS WHO HAVE CEASED TO BE DIRECTORS

LAST NAME	GIVEN NAMES
N/A	

F. DIRECTOR NAME(S) AND ADDRESS(ES) – Enter the full name, delivery address and mailing address (if different) of ALL of the company's directors as at the date of change noted in Box C. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9:00 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME	DELIVERY ADDRESS (INCLUDING PROVINCE/STATE, COUNTRY AND POSTAL/ZIP CODE)	MAILING ADDRESS (INCLUDING PROVINCE/STATE, COUNTRY AND POSTAL/ZIP CODE)
Hartwick, Kenneth			747 Robertson Crescent Milton, Ontario L9T 1W3	747 Robertson Crescent Milton, Ontario L9T 1W3
McNeil, John			72 Rykert Crescent Toronto, Ontario M4C 2S9	72 Rykert Crescent Toronto, Ontario M4C 2S9
Gerstein, Irvin			55 Clarendon Avenue Toronto, Ontario M4V 1J2	55 Clarendon Avenue Toronto, Ontario M4V 1J2
Whitman, William			138 Avondale Road Ridgewood, New Jersey, USA 07450	138 Avondale Road Ridgewood, New Jersey, USA 07450

G. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY / MM / DD
BARRY WELCH	X [signature]	2006/12/18

Date and Time: July 13, 2007 04:15 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report
BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **July 13, 2007 04:15 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	INCORPORATION NUMBER **C0729547**
ATLANTIC POWER CORPORATION 1900 - 355 BURRARD STREET VANCOUVER BC V6C 2G8 CANADA	DATE OF RECOGNITION **July 8, 2005**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **July 8, 2007**

NO OFFICER INFORMATION FILED .

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www fin gov bc.ca/registries

ANNUAL REPORT

FORM 6 – BC COMPANY

Section 51 *Business Corporations Act*

Telephone: 250 356 – 8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Filing Fee for paper filing: $43.39

If you are instructed by registry staff to mail this form to the Corporate Registry, submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account Please pay in Canadian dollars or in the equivalent amount of US funds.

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act* Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. INCORPORATION NUMBER OF COMPANY

C0729547

B. NAME OF COMPANY

ATLANTIC POWER CORPORATION

C. DATE OF RECOGNITION

2005 / 07 / 08

D. DATE OF ANNUAL REPORT

2007 / 07/ 08

E. OFFICER NAME(S) AND ADDRESS(ES) – Enter the full name delivery address, mailing address (if different) and office held of each of the company's officers, if any. The officer may select to provide either (a) the delivery address and if different, the mailing address for the office at which the individual can usually be served with records between 9:00 a m. and 4 p m on business days or (b) the delivery address and, if different, the mailing address of the individual's residence The delivery address must not be a post office box Attach an additional sheet if more space is required

LAST NAME	FIRST NAME	MIDDLE NAME	OFFICE(S) HELD (e g president, secretary, vice-president)	DELIVERY ADDRESS (INCLUDING PROVINCE/STATE, COUNTRY AND POSTAL/ZIP CODE)	MAILING ADDRESS (INCLUDING PROVINCE/STATE, COUNTRY AND POSTAL/ZIP CODE)

F. COMPANY CHANGES

A company must file with the registrar a notice of any change to the information shown in the Corporate Register Please visit our Web site at www fin gov bc.ca/registries or phone 250 356-8626 for information on how to file these notices

G. CERTIFIED CORRECT – I have read this form and found it to be correct

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY / MM / DD
Atlantic Power Corporation By its Manager Atlantic Power Management, LLC Patrick Welch	X [signature]	2007/07/11

Rev 2005/3/9
FORM 6 – Leitch Systems Design Inc. – Approved July 4 2005
Adapted and reprinted with permission of the Province of British Columbia – © 2004

40171002

END